Form 20-F/A
period 2000-03-31
INTERNET INITIATIVE JAPAN INC
filed 2000-11-15
CIK 1090633

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2000
OR
 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF
 For the transition period from   ________________________ to ____________________________

Commission file number: 0-30204

Kabushiki Kaisha Internet Initiative
(Exact name of Registrant as specified in its charter)
Internet Initiative Japan Inc.
(Translation of Registrant’s name into English)

Takebashi Yasuda Bldg.
3-13, Kanda Nishiki-cho
Japan	Chiyoda-ku, Tokyo 101-0054 Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act.

(1) Common Stock, par value ¥50,000 per share (“Shares”)*
(2) American Depositary Shares (“ADSs”), each of which represents 1/2000th of a Share
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

    Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     As of March 31, 2000, 22,480 shares of common stock were outstanding, comprised of 16,628 Shares and 11,704,000 ADSs (equivalent to 5,852 shares).

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X                  No __

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17___                        Item 18   X

*Not for trading, but only in connection with the registration of the ADSs.

Forward-looking Statement

     This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry and that are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition of ours or our group companies or state other “ forward-looking” information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement.

     Although we believe that our expectations that are expressed in these forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D. and include, without limitation:

  that we may not continue to increase subscribers to our connectivity services, particularly subscribers at higher bandwidths, that our large capital investment in Crosswave Communications Inc. may not yield the expected returns in the future or at all, that we may not generate significant revenues from our systems integration services or our value-added services, including our co-location services, and that leased line costs may not decrease as rapidly as expected or at all.

PART I

Item 1. Identity of Directors, Senior Management and Advisors
Not Applicable

Item 2. Offer Statistics and Expected Timetable
Not Applicable

Item 3. Key Information

A. Selected financial data

     The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements of Internet Initiative Japan Inc., or IIJ, and the notes thereto beginning on page F-1 in response to Item 8. and Item 18. and Operating and Financial Review and Prospects included as Item 5. The statement of operations data below for the fiscal years ended March 31, 1997, 1998, 1999, and 2000 and the balance sheet data as of March 31, 1998, 1999, and 2000 are derived from the audited financial statements of IIJ, which have been prepared in accordance with U.S. GAAP and audited by Deloitte Touche Tohmatsu, independent auditors. The statement of operations data set forth below for the fiscal year ended March 31, 1996 and the balance sheet data as of March 31, 1996 and 1997 are derived from the unaudited financial statements. The unaudited data reflect all adjustments, consisting of normal recurring adjustments, that, in the opinion of management, are necessary for a fair presentation of the amounts involved, on a basis consistent with selected consolidated financial data derived from the audited financial statements. The historical results are not necessarily indicative of results to be expected for any future period. See Item 5. Operating and Financial Review and Prospects.

		As of and for the year ended March 31,

	1996	1997	1998	1999	2000	2000

	(millions of yen, except per share and ADS data)					(thousands of dollars)
Statement of Operations Data:
Connectivity services and value-added services
revenues:
Dedicated access service revenues	¥ 1,881	¥ 4,291	¥ 6,756	¥ 7,798	¥ 9,999	$97,328
Dial-up access service revenues	1,632	3,478	4,474	4,101	4,496	43,767
Value-added service revenues	79	202	368	496	884	8,610
Other(1)	-	44	132	110	408	3,970

Total connectivity and value-added services	3,592	8,015	11,730	12,505	15,787	153,675
Systems integration revenues, including related
equipment sales(1)	-	455	527	1,179	7,640	74,373
Other equipment sales revenues(1)	466	63	66	1,085	1,875	18,247

Total revenues	4,058	8,533	12,323	14,769	25,302	246,295

Cost of connectivity services and value-added services
revenues(1)	2,368	5,159	9,015	11,178	15,091	146,900
Cost of systems integration revenues, including
related equipment sales(1)	-	306	329	950	6,272	61,056
Cost of other equipment sales revenues(1)	-	62	60	1,074	1,807	17,589

Total cost of revenues	2,368	5,527	9,404	13,202	23,170	225,545
Sales and marketing	511	1,211	1,508	1,570	2,604	25,343
General and administrative	400	892	939	1,065	1,234	12,014
Research and development	97	103	152	243	364	3,539

Total cost and expenses	3,376	7,733	12,003	16,080	27,372	266,441

Operating income (loss):	682	800	320	(1,311)	(2,070)	(20,146)

Other income (expenses):
Interest income	5	5	7	4	362	3,529
Interest expense	(48)	(120)	(216)	(219)	(277)	(2,699)
Other – net	11	(30)	(35)	(15)	(830)	(8,083)

Other expenses – net	(32)	(145)	(244)	(199)	(745)	(7,253)

Income (loss) before income taxes	650	655	(76)	(1,510)	(2,815)	(27,399)
Income taxes	365	377	289	16	(1,280)	(12,461)
Minority interest in consolidated subsidiaries	24	(31)	(42)	123	(70)	(686)
Equity in net income (loss) of affiliated
companies	10	(44)	(105)	(26)	(3,180)	(30,950)

Net income (loss)	¥ 319	¥ 203	¥ (360)	¥ (1,429)	¥ (4,785)	$(46,574)

Basic and diluted net income (loss)
per share	¥24,251	¥13,552	¥(23,565)	¥(75,720)	¥(225,791)	$(2,198)
Basis and diluted net income (loss) per ADS
equivalent	12.13	6.78	(11.78)	(37.86)	(112.90)	(1.10)
Weighted average number of shares	13,142	15,000	15,286	18,868	21,190	21,190
Weighted average number of ADS equivalents
(thousands)	26,284	30,000	30,572	37,736	42,380	42,380
Balance Sheet Data:
Cash	¥577	¥376	¥1,158	¥ 1,061	¥16,158	$157,290
Total assets	3,638	7,615	9,340	13,359	39,001	379,643
Short-term borrowings	700	1,880	2,440	6,679	13,690	133,266
Current portion of long-term debt, including
capital lease obligations	224	812	1,142	1,855	2,255	21,950
Long-term debt, including capital lease obligations	635	2,394	2,929	2,151	2,300	22,385
Shareholder’s equity	1,164	1,361	1,868	485	15,001	146,025
Operating Data:
Capital expenditures, including capitalized leases	¥884	¥ 2,501	¥ 1,696	¥ 1,929	¥ 3,465	$33,728
EBITDA(2)	901	1,356	1,448	111	(37)	(361)
Operating margin(3)	16.8%	9.4%	2.6%	(8.9)%	(8.2)%
EBITDA(2)(4)	22.2%	15.9%	11.7%	0.7%	(0.1)%
Net cash provided by (used in):
Operating activities	¥502	¥219	¥ 292	¥400	¥ 1,199	$11,667
Investing activities	(717)	(1,695)	(300)	(3,695)	(7,135)	(69,456)
Financing activities	281	1,274	785	3,186	22,192	216,021
______________________
(1)	We have reclassified the amounts of certain revenues and cost of revenues for fiscal 1997, 1998 and 1999 to conform with the presentation of fiscal 2000. Because the corresponding amount of certain revenues and cost of sales component for the year ended March 31, 1996 is not accurately obtainable and is considered immaterial as a whole, they are included in other equipment sales revenues and cost of connectivity services and value-added services revenues.

(2)	EBITDA represents operating income (loss) plus depreciation and amortization. EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing IIJ’s operating performance, financial position and cash flows. EBITDA is not necessarily comparable with similarly titled measures for other companies.

(3)	Operating income (loss) as a percentage of total revenues.
(4)	EBITDA as a percentage of total revenues.

Exchange rates

     In parts of this annual report, we have translated Japanese yen amounts into U.S. dollars for the convenience of investors. The rate we used for the translations was ¥102.73 equal to $1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on March 31, 2000. The following table shows the noon buying rates for Japanese yen expressed in Japanese yen per $1.00. The noon buying rate on June 30, 2000 was $1= ¥106.14. No representation is made that the Japanese yen or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate or at all.

			Year 2000

	January	February	March	April	May	June

Yen exchange rates per U.S. dollar:
High	¥ 107.33	¥ 111.11	¥107.80	¥107.98	¥109.75	¥108.74
Low	101.70	107.54	102.73	104.19	106.44	104.40

	Year Ended March 31

	1996	1997	1998	1999	2000

Yen exchange rates per U.S. dollar:
Average (of month-end rates)	96.95	113.20	123.57	128.10	102.73

B.	Capitalization and indebtedness Not applicable.
C.	Reasons for the offer and use of proceeds Not applicable.
D.

Risk factors

     You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected. The trading price of our securities could decline, and you may lose all or part of your investment.

We had operating and net losses last year which will continue for an uncertain period

     We incurred an operating loss of ¥2,070 million and a net loss of ¥4,785 million for the year ended March 31, 2000. We expect to continue to incur net losses for at least the next several quarters. The losses in the current fiscal year will also be substantial and may increase beyond those for the year ended March 31, 2000. Our results of operations and, therefore, the magnitude of our losses and the extent to which they continue, will be affected by a number of factors. For example:

  Equity in net loss of affiliated companies will increase substantially, as a result of our share of losses from the operations of Crosswave Communications Inc.
  Our revenues may be adversely affected by price reductions, or failure to retain our customers or to attract new customers.
  Fluctuations in foreign exchange rates may produce further foreign exchange losses.
  Our cost of revenues may adversely affect our financial results if we contract for more backbone capacity than we need, or if we are unable to reduce our leased line costs as we intend.
  Increased expenses resulting from our leasing of additional equipment may adversely affect our overall cost structure.
  Our growing systems integration business and data center business might not be profitable.

        Please see Item 5. Operating and Financial Review and Prospects for more detailed information concerning our losses and other operating results.

Our large capital investment in Crosswave may not produce profits

        In February 2000, we invested an additional ¥4.8 billion in Crosswave bringing our total investment to date to ¥8 billion. As of March 31, 2000, we were a 40.0% owner of Crosswave and Sony and Toyota Motor each owned 30.0%. In August 2000, Crosswave completed an initial public offering and was approved for quotation on the Nasdaq National Market. We purchased an additional 15,000 shares of Crosswave for ¥4.6 billion in a private placement concurrently with its initial public offering.

        Our investment in Crosswave is substantial and we are not certain that this investment will produce profits. We expect that Crosswave will lose money for at least the next several fiscal years. These losses will have a direct impact on our financial performance as a portion of these losses will be included in our financial results under the equity method of accounting that we have used to account for our investment in Crosswave; however, we are not directly responsible for any of the expenses of Crosswave beyond our equity investment.

        We expect that Crosswave will require additional funds beyond those currently contemplated in its business plan which it may obtain by securing loans from third party financial institutions or pursuant to capital raising transactions in the financial markets. However, there can be no assurance that adequate funding will be available or available on terms acceptable to Crosswave. Our investment in Crosswave may be adversely affected if Crosswave is unable to secure adequate financing to implement its business plan.

        Since Crosswave started operating only in April 1999, it has a limited operating history. Crosswave could have problems in operating and managing its nationwide optical fiber network. Currently, Crosswave’s main customer is IIJ. Crosswave may have difficulty attracting additional customers to its services. The data communications market is a new market in Japan, and Japan’s recession has led companies to limit spending on information technology. Although Crosswave operates the first nationwide optical fiber network dedicated to high-speed data communications in Japan, competitors of Crosswave including NTT Communications, Japan Telecom and KDD are introducing data communications services that may compete with Crosswave’s service. Additionally, this competition may lead to downward pricing pressure which may result in Crosswave generating less revenue than anticipated and potentially increasing Crosswave’s losses.

     Crosswave is discussed in more detail under “Business—Crosswave Communications Inc.” below.

Our competitors’ decisions can strongly influence our markets and we may be vulnerable to decisions resulting in downward pricing pressure

     The marketing and pricing decisions of our competitors can strongly influence our markets. Increased competition in the industry has caused significant downward pricing pressure including lower-priced Internet access services offered to small- and medium-sized companies and to larger corporations which are our primary target markets. To the extent that potential and existing customers make decisions based solely or primarily on price, we may be unable to retain existing or attract new customers or we may be forced to reduce our prices to keep existing customers.

We may not be able to compete effectively, especially against established competitors which have greater financial, marketing and other resources

     Some of our major competitors in Japan are major telecommunications carriers like NTT, KDD and Japan Telecom and their affiliates, and ISPs who are affiliated with large corporations like NEC, Fujitsu, Sony and Matsushita Electric. These competitors have certain advantages over us including:

    substantially greater financial resources,
    more extensive and well developed marketing and sales networks, higher brand recognition among consumers, and
     large customer bases.

 With these advantages, our competitors may be better able to:

    develop, market and sell their services,
    adapt more quickly to new and changing technologies, and
    more easily obtain new subscribers.

        In addition, if telecommunications carriers replace their existing switches and equipment with more advanced switches and equipment, this may increase their ability to use their existing extensive networks for Internet and data transmission.

New competitors may attract customers away from us

     New competitors, both foreign and domestic, may attract customers away from us. A number of major foreign ISPs are operating and have increased their presence in the Japanese market, including PSINet and UUNET, an affiliate of WorldCom, and, AT&T and BT through their significant minority investment in equity of Japan Telecom. PSINet and UUNET have extensive financial resources and already have extensive global networks and they have substantial resources, including the capability to develop and operate high-quality backbones in Japan. These new foreign entrants may be strong competitors of ours and if they are successful in the market we could lose subscribers or grow less rapidly.

     We may also compete with new ISPs that emerge as the Internet market continues to grow. For example, many of the major cable television companies and mobile communications companies are increasing the number of subscribers to their Internet access services. New ISPs, including DSL providers and other broadband service providers, may also affect our growth.

     Additionally, a number of companies have begun operations of new data centers in Japan, including, among others, Exodus and Digital Island. These new data centers, when operational, will compete with our Internet connectivity services and data center services.

Our customers that are also our competitors may terminate our services if they are able to do so without sacrificing quality

     Currently, because of the high quality of our services and the large capacity of our network, many of the major telecommunications carriers and their affiliated ISPs are our customers. They may also terminate or reduce our services when lower cost services of reasonably good quality are available from other providers or to the extent they are able to increase their ability to use their own networks.

If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose customers

     Our markets are characterized by:

       rapid technological change,
       frequent new product and service introductions,
       changes in customer requirements and
       evolving industry standards.

     The introduction of services using new technologies and the emergence of new industry standards could render our existing services obsolete.

     If we fail to obtain access to new or important technologies or to develop and introduce new services and enhancements that are compatible with changing industry technologies and standards and customer requirements, we may lose customers.

     Our pursuit of necessary technological advances may require substantial time and expense. Many of our competitors have greater financial and other resources than we do and, therefore, may be better able to meet the time and expense demands. Additionally, this may allow our competitors to respond more quickly to new and emerging technologies and standards or invest more heavily in upgrading or replacing equipment to take advantage of new technologies and standards.

Foreign exchange fluctuations could negatively affect our results of operations because of our committed U.S. dollar obligations and may negatively affect the value of our U.S. dollar assets

     Our reporting currency and most of our revenues are in yen. However, a substantial amount of our lease payments for international lines are payable in U.S. dollars. As we expand our international network, we expect the total amount of these payments to increase. In connection with our initial public offering in August 1999, we obtained U.S. dollar proceeds, and as of March 31, 2000 we held approximately $112 million in dollar-denominated demand and short-term time deposits. We recorded a ¥1.1 billion foreign exchange loss for the year ended March 31, 2000. Although we are going to use these proceeds mainly for the U.S. dollar lease payments for international lines, future fluctuations in currency exchange rates may adversely affect our financial results.

Our operating results are likely to fluctuate significantly and may differ from market expectations

     Our annual and quarterly operating results have varied significantly and are likely to vary significantly in the future due to a number of factors, many of which are beyond our control. As a result, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the trading price of our ADSs may fall.

     Examples of factors which may cause fluctuation include:

  our ability to generate significant revenues from systems integration and sales of equipment in providing total Internet solutions and the timing of the recognition of such revenues;
  the rate at which we add new customers, particularly high-end business customers and increase the bandwidth used by these high-end customers; and
  the rate at which we will be able to convert the leased lines we currently have to leased lines from Crosswave.

We depend on the continued use of TCP/IP which could be replaced by new transmission technologies

    The core of IIJ’s business relies on the continued widespread commercial use of Transmission Control Protocol/Internet Protocol, commonly known as TCP/IP, which is an industry standard to facilitate the transfer of data. Alternative open protocol and proprietary protocol standards could emerge and become widely adopted. The resulting reduction in the use of TCP/IP could render our services obsolete and unmarketable.

We depend on key personnel and our business may suffer if we cannot attract or retain qualified personnel or if we lose the services of our executive officers

     If we fail to attract or retain the qualified personnel we need, our business may be adversely affected. Because our network, services, products and technologies are complex, we depend on the continued service of our existing engineering and other personnel and we will need to hire additional engineers and research and development personnel. Competition for qualified engineers, research and development personnel and employees in the Internet services industry in Japan is intense and there are a limited number of persons with the necessary knowledge and experience.

     Our future success also depends on the continued service of our executive officers, particularly Mr. Koichi Suzuki, who is the President of IIJ and also serves as the President ofCrosswave and most of the other IIJ group companies. We rely on his expertise in the operations of our businesses and on his personal relationships with our shareholders and the shareholders of the IIJ group companies and with our business partners. None of our officers or key employees, including Mr. Suzuki, is bound by an employment or noncompetition agreement.

Rapid growth and a rapidly changing operating environment may strain our limited resources

     We have limited operational, administrative and financial resources, which could be inadequate to sustain the growth we want to achieve. As our customers and their Internet use increase, as traffic patterns change and as the volume of information transferred increases, we will need to increase our investment in our network and other facilities in order to adapt our services and to maintain and improve the quality of our services. If we are unable to manage our growth and expansion, the quality of our services could deteriorate and our business may suffer.

Our business may be adversely affected if we fail to maintain the reliability and security of our network

     The reliability of our network could be affected by damage from fire, earthquakes and other natural disasters, power loss, telecommunications failures and similar events. Much of our computer and networking equipment and the lines that make up our network backbones are concentrated in a few locations that are in earthquake-prone areas. Computer viruses and interruptions in service as a result of the accidental or intentional actions of Internet users and others may also prevent us from providing service to our customers. Any problems that cause interruptions in the services we provide could have a material adverse effect on our business, financial condition and results of operations.

Part of our business is supported by several minority-owned affiliates which limits their contribution to our results of operations and limits our ability to control these companies

     We conduct our business directly and by working together with a number of subsidiaries and affiliates. While we have invested heavily in and exercise significant influence over these companies, we do not own a majority interest in our affiliates. There are risks associated with this group structure:

  These affiliated companies’ financial contributions to our results of operations are limited even though we offer our services and operate as a group.
  We may not be able to control these companies in the future, and our interests may diverge from those of one or more of these companies or their other shareholders.

There are risks associated with our continued international expansion

     By operating and rapidly expanding our network internationally, we expose ourselves to the risks of those markets and other risks that do not exist or are less significant in Japan. A key component of our strategy is to continue to expand our international networks and capacity, particularly between the United States and Japan. This will require significant management attention and financial resources. We may have significant exposure to risks in connection with our international operations. Among these risks are the following:

  the impact of recessions in economies outside Japan like the current recessions in Southeast Asian economies;
  unexpected changes in or delays resulting from regulatory requirements;
  the rate of the development of the Internet industry in countries in Asia; and
  political and economic instability.

     These factors could adversely affect our future international operations and, consequently, our business, financial condition and results of operations.

We depend on telecommunications carriers and other suppliers and we could be affected by disruptions in service or delays in the delivery of their products and services

     We rely on telecommunications carriers like KDD, Japan Telecom and AT&T for significant portions of our network backbone and NTT for our customers’ local access lines and in the future we will also rely on Crosswave to provide telecommunications services that we need. We are subject to potential disruptions in these telecommunications services and we may have no means of replacing these services, on a timely basis or at all, in the event of any such disruption.

     In the Asia-Pacific region and for the operation of the A-Bone by Asia Internet Holding, we depend on telecommunications carriers in various countries including lesser developed countries in regions whose quality of service may not be stable or who are more susceptible to economic or political instability in regions where they conduct business.

     We also depend on third-party suppliers of hardware components like routers that are used in our network. We acquire some components from only one or two sources, including Cisco Systems and Lucent Technologies. A failure by one of our suppliers to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, could delay our ability to increase the number of our POPs or to expand the capacity of our network.

Item 4. Information on the Company

A.   History and development of the company

     We are incorporated in Japan as a joint stock corporation under the name Internet Initiative Japan Inc. We were founded in December 1992 and operate under the laws of Japan. We began operations in July 1993, making us one of the first commercial Internet service providers in Japan offering Internet access. We became a public company in August 1999 with our initial public offering on the Nasdaq National Market.

    Our head office is located at Takebashi Yasuda Bldg., 3-13, Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan, and our telephone number at that location is 81-3-5259-6500. Our agent in the United States is IIJ America, Inc., 399 Park Avenue, 23rd Floor, New York, New York 10022 and our telephone number at that location is 212-350-1300. We have a Web site that you may access at http://www.iij.ad.jp/. Information contained on our Web site does not constitute part of this annual report filed on Form 20-F.

B.   Business overview

    We offer a comprehensive range of Internet access services and Internet-related services to our customers in Japan. We offer our services on one of the most advanced and reliable Internet networks available in Japan and between Japan and the United States. Our services are based upon high-quality networking technology tailored to meet the specific needs and demands of our customers.

     We offer a variety of services to our customers as part of our total Internet solutions. Our primary services are our Internet access services, which range from low-cost dial-up access to high-speed continuous access through dedicated lines, and our systems integration services.

     We also offer independently, or together with our IIJ group companies, a variety of other value-added Internet services and products, including:

  security services, such as basic firewalls and complete network security services;
  co-location services which allow companies to house their servers and routers in our facilities;
  support, maintenance and monitoring:
  Web hosting and content development and distribution services;
  remote user access and roaming; and
  hardware, software and other products, such as network equipment, which are mostly sourced from third-party vendors.

     This extensive variety of Internet access services, systems integration services, value-added services and products enables our customers to purchase all their Internet-related services and products through a single source. We aim to be the leading supplier of total Internet solutions in Japan.

     We have created a high-quality network that extends throughout Japan. Our backbone is one of the highest capacity Internet backbones in Japan and to the United States by leasing lines from telecommunications carriers. Our domestic backbone is anchored by two 155 Mbps lines between Tokyo (Otemachi) and Tokyo (Ariake) and between Tokyo and Osaka and has large connections to the other major business regions in Japan. Our backbone is also one of the largest between Japan and the United States, with a total capacity of 775 Mbps as of March 31, 2000. In addition, we have recently increased our capacity by adding two additional 155 Mbps lines, and as a result, as of July, 2000 had total capacity of 1,085 Mbps between Japan and the United States. This allows us to better serve users that require high-speed, high-capacity and reliable services and provides us with the ability to gather and transmit large amounts of data traffic.

     In addition to our network, we have significant interests in two other networks: the A-Bone and the Crosswave network. We currently own 20.6% of Asia Internet Holding, the company that owns the A-Bone. The A-Bone is an Internet network using leased lines that connects eight countries in the Asia-Pacific region, including Japan, China, Singapore, Hong Kong, Malaysia, Philippines, Indonesia and Thailand. We believe, based on publicly available information, our network backbone and the A-Bone together form the most extensive Internet backbone connecting the countries in the Asia-Pacific region to each other and to the United States. Using our network and engineering expertise and pursuant to an agreement with Asia Internet Holding, we operate and manage the A-Bone.

     We also owned 40% of Crosswave at March 31, 2000, which operates one of the first high-speed telecommunications facilities and networks in Japan designed specifically for data communications. Through DWDM and SONET, advanced multiplexing and transmission technologies, we believe that Crosswave’s network will have the capacity to provide over 100 Gbps of bandwidth with multiplexing and transmission equipment upgrades .

     Crosswave’s network began operating in April 1999 with 20 access points in the Tokyo-Nagoya-Osaka-Hokuriku ring. In October 1999, the network expanded to 53 access points and extended to most major cities in Japan and to Hokkaido and Kyushu. At the end of March 2000, we were operating over 70 access points throughout Japan and, as of May 2000, the network was operating nationwide, except Okinawa and Shimane, with over 80 access points.

     Crosswave provides its customers with access to dedicated lines at prices that are significantly lower than currently available. We are Crosswave’s largest customer and use Crosswave’s lines for significant portions of our domestic backbone. We will continue to use Crosswave’s lines as we add new lines and replace or upgrade existing lines. Crosswave’ s lines allow us to significantly expand our network by adding additional capacity to handle increasing traffic volume and by increasing the number of our Pops It will also allow us to reduce our cost structure. We also expect that we will lease significant amounts of our international capacity from Crosswave in the near future.

Services

Our total Internet solutions

     We are a provider of total Internet solutions. We provide our customers with tailored, end-to-end Internet and private network solutions. The diversity of services we offer permits each customer to purchase individual services or a bundle of services that provide the most efficient, reliable and cost-effective solution for that customer’s particular needs.

     The primary resources that we use to provide total Internet solutions to our customers and the primary reasons that our customers choose us to provide them total Internet solutions include:

  Our Internet access services.
  Our systems integration services.
  Our line-up of value-added services.
  Our extensive network.
  Our network technology and personnel.
  Our group companies.

     Our total Internet solutions for business users is one of the main focuses of our business. We consult with businesses and other customers to identify their particular situations and needs. We draw upon our extensive resources to address those needs.

Our Internet access services

     We offer two categories of Internet access services: dedicated access services and dial-up access services. Dedicated access services are based on dedicated local-line connections provided by carriers between our backbone and customers. Dial-up access services require customers to connect to our Pops through public-switched telephone network or ISDN. The Internet access part of our total Internet solutions ranges from cost-effective, entry-level dial-up connections from home personal computers to customized wide-area network solutions deploying a range of the dedicated and dial-up services listed below to connect the headquarters, data centers, branch offices and mobile personnel.

     The following table shows the numbers of our Internet access service subscribers as of the dates indicated.

	As of March 31,
	1996	1997	1998	1999	2000
Dedicated access service contracts:
IP Service
64kbps - 128kbps	320	711	794	654	484
192kbps - 768kbps	57	122	169	171	155
1Mbps - 1.5Mbps	12	52	51	66	140
3Mbps - 150Mbps	2	12	34	57	71
Total IP Service	391	897	1,048	948	850
IIJ T1 Standard (1.5 Mbps)	—	—	—	—	146
IIJ Economy
64kbps - 128kbps	—	—	156	708	1,008
Total dedicated access service contracts	391	897	1,204	1,656	2,004

Dial-up access service contracts:
IIJ4U	—	10,766	21,422	48,195	75,170
Others	17,706	17,929	14,534	10,508	54,970
Total dial-up access service contracts	17,706	28,695	35,956	58,703	130,140

As of March 31, 2000, we offered the following Internet access services:

Service Type	Summary Description	Pricing

Dedicated access services

IP Service	Full-scale dedicated line service with high-speed access for businesses and other ISP’s with demanding throughput requirements.	The fees include various setup fees and monthly fees that vary according to carrier, line speed, line type and distance involved.

IIJ T1 Standard	Packaged dedicated line service offering 1.5 Mbps connection but not including certain features of full-scale IP Service such as dynamic routing and unlimited IP addresses.	Initial setup fee of ¥50,000 and monthly access fee of ¥167,000.*

Service Type	Summary Description	Pricing

IIJ Economy	Service for dedicated-line access to the Internet with inexpensive monthly fees primarily for medium and small businesses and local and regional offices of corporate groups.	Initial setup fee of ¥40,000 and ¥15,000 for an IP address application. Monthly access fees of ¥38,000 for 64 kbps service and ¥45,000 for 128 kbps service.

Dial-up access services

IIJ Dial-up Standard	Service for corporate users permitting simultaneous Internet access from several dial-up lines under a single contract.	Initial setup fee of ¥20,000, Monthly basic fee of ¥2,000 plus access charges of ¥10 per minute.

Enterprise Dial-up IP Service	Service for businesses offering multiple dial-up accounts at a fixed monthly fee.	Initial setup fee of ¥50,000. Monthly basic fees from ¥3,000 to ¥4,900 per account depending on the number of accounts.

IIJ4U	Service for individual users which includes Internet access and 5 megabytes of disk space for personal Web pages and e-mail account options for multiple users.	Initial setup fee of ¥1,900. Monthly service fee of ¥800 for the first 8 hours and charge of ¥5 per minute, with a ceiling of ¥4,900, for the next 13 hours and 40 minutes.

Dial-up E-rate Service	Service for educational institutions. Services include Internet access, e-mail and disk space for home pages.	Initial setup fee of ¥5,000. ¥30,000 per year.

* As of June 1, 2000, the monthly access fee was changed to ¥117,000 for up to 6 IP addresses and ¥167,000 for up to 14 IP addresses.

Dedicated access services

     Our dedicated line access services, IP Service, IIJ T1 Standard and IIJ Economy, are our most important Internet access options. Total bandwidth allocated to our dedicated access services has increased to approximately 1,540 Mbps as of March 31, 2000, an approximately 148% increase from approximately 620 Mbps at March 31, 1999. In addition, the number of customers who had subscribed for service at 1 Mbps or higher increased to 357 as of March 31, 2000 from 123 as of

March 31, 1999.

     IP Service. Our IP Service is a full-scale, high-speed access service that connects the customer’s network to our network and the Internet and is the most important service we offer. As of March 31, 2000, we had 850 customers for our IP Service, which has declined from 948 in March 31, 1999. Our IP Service allows unlimited, two-way communications not only with sites in Japan, but also with any organization connected to the Internet worldwide. The customer chooses the level of service it needs based upon its throughput requirements. As of March 31, 2000, we offered service from 64 kbps to 150 Mbps.

     Our IP Service revenues including IIJ T1 Standard revenues, represented 36.0% of our total revenues for the year ended March 31, 2000 and 49.2% for the year ended March 31, 1999. We believe that, as businesses continue to develop Internet capabilities, this service will continue to be the central focus of our business.

     The subscriber must pay a monthly fee for the leased local access line from the customer’s location to one of our POPs. The amount of this fee varies depending on the carrier used and the distance between the customer’s site and our POPs. We collect this fee from the customer and pay this fee amount over to the carrier.

     Although fees are charged on a monthly basis, the minimum contract length is one year. For contracts of three years, a 10% per month discount is given. Approximately 28% of our IP Service contracts as of the end of March 2000 are for at least three years.

     We have also introduced ATM access to our IP Service in several larger metropolitan areas including Tokyo and Osaka. A subscriber may now connect to our network using NTT’s ATM MegaLink service or the equivalent service from other carriers. ATM service was available at speeds from 3 Mbps to 135 Mbps as of March 31, 2000 at rates comparable to our IP Service rates.

     For our IP Service, we offer service level agreements to our customers to better define the high quality of services our customers receive. We were the first ISP in Japan to introduce this agreement. This also differentiates our services from those of other ISPs who are unable to match our service quality.

     We guarantee the performance of the following elements under our service level agreements:

  100% availability of our network;
  maximum average latencies, or time necessary to transmit a signal, between designated POPs; and
  prompt notification of outage or disruption.

     We are able to offer these service level agreements because of the high quality and reliability of our network. Our service level agreements provide customers credit against the amount invoiced for the services if our service quality fails to meet the prescribed standards.

     Subscribers to our IP Service receive 24-hour-a-day, seven-day-a-week technical support.

     IIJ T1 Standard. Our IIJ T1 Standard is a connectivity service at 1.5 Mbps that we introduced in October 1999. It is similar to our IP Service but offers a more limited range of services in a package. For example, with IIJ T1 Standard customers are limited to static routing only and as of June 1, 2000, can have only up to 14 IP addresses depending on the level of service and service level guarantees only extend to latency rates. Otherwise, a customer of IIJ T1 Standard enjoys essentially the same benefits and high quality of service available under our IP Service. Local access must be through NTT’s Digital Access 1500 or Digital Reach 1500 or similar services from other carriers.

     IIJ T1 Standard is specifically designed for medium and small businesses who may not need the full services available from IP Service but who do need high-speed reliable Internet connectivity service.

     Although just introduced in October 1999, as of March 31, 2000, we had 146 subscribers to IIJ T1 Standard.

     IIJ Economy. Our IIJ Economy is Internet access via a dedicated line at 64 kbps or 128 kbps. IIJ Economy represented approximately 3.5% of our total revenue for the year ended March 31, 2000 and 3.6% in the year ended March 31, 1999. We had 1,008 customers for IIJ Economy as of March 31, 2000 compared to 708 customers as of March 31, 1999 and only 156 in March 31, 1998. We introduced IIJ Economy in November, 1997.

     IIJ Economy is specifically designed for users such as medium and small businesses who do not have large throughput requirements and do not require the higher levels of support available to IP Service subscribers. IIJ Economy allows them to access the IIJ network at either 64 kbps or 128 kbps at affordable rates but limits the amount of IP addresses a customer may have. In addition to medium and small businesses, another important group of subscribers to this service is regional and local offices of large corporations. The head office and other larger offices would use our IP Service to handle the larger numbers of employees and higher throughput requirements while the local and regional offices would use our IIJ Economy. We currently guarantee latency rates under service level agreements for IIJ Economy.

Dial-up access services

     We offer a variety of dial-up access services. Our dial-up access services provide essentially the same high-quality services on the same high-quality network as our dedicated access services but do not have the same variety of options for bandwidth and levels of customer service and support. We consider our dial-up services to be primarily cost-effective, entry-level Internet access services for businesses and individuals.

     Our dial-up access services are also, however, an important resource in offering total Internet solutions to corporate customers. It is our dial-up services for example that allow frequent travelers to access our network or their own corporate networks through one of our POPs or through our roaming access points. Our dial-up access services are also an important option for our large corporate groups that will be linking many offices through our network. Although these corporate groups would use dedicated lines for the main offices and their larger regional and local offices, they would also likely use our dial-up access services for their smaller branch offices.

     Our main dial-up access services are our IIJ Dial-up Standard, Enterprise Dial-up IP Service, IIJ4U, and Dial-up E-rate Service all as described in the table above. We also provide Network-type Dial-up IP Service, Terminal-type Dial-up IP Service and UUCP Service to customers but we are no longer promoting these services. Our new IIJ Dial-up Standard has essentially the same features and options as the Network-type Dial-up IP Service and the Terminal-type Dial-up IP Service and costs less per month to use.

     We will be expanding dial-up access to our network by increasing the number of our POPs. We will do this primarily by leveraging off of Crosswave and its nationwide network of POPs. We believe that increasing our POPs will be the key to increasing our revenues from individuals and other dial-up customers, it will also be one of the key elements in successfully introducing and implementing our OEM services.

     We have also expanded access to our network through roaming agreements that are an important part of our dial-up access services. We offer global Internet roaming areas in 30 countries with over 473 POPs. Additionally, in the United States and Canada through IIJ America, we have roaming access through a toll-free number for areas where we don’t already have local POPs through roaming agreements or otherwise. We will continue to expand our roaming areas through these arrangements.

Our systems integration services

     We offer network consulting and systems integration services. We plan and design server and network configurations, design and implement intranets or virtual private networks and maintain and operate network systems using our advanced network and provide other advice with a particular focus on helping customers make effective use of the Internet. For our more sophisticated client projects, network consulting and systems integration is the design platform on which we provide total Internet solutions that incorporate many of our other access and value-added services.

     We also provide our customers with basic, easy-order systems integration services, which we refer to as iBPS e-business solutions, consisting of consulting and the supply of various components such as server equipment, settlement distribution systems, network monitoring and systems operation management that allow our customers to launch their own e-commerce businesses quickly and cost-effectively.

Our value-added services

     Although our primary service to our customers has been Internet access, our customers are increasingly seeking additional services. We provide our customers with a broad range of Internet related, high-quality services and products which allows customers to purchase access, applications and services, in other words total Internet solutions, directly from us.

     We believe that business customers will continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of value-added services to enhance productivity, reduce costs and improve service reliability.

     We offer a variety of value-added services that complement and enhance our Internet access services and systems integration services. These services include:

Security solutions. As of March 31, 2000, we offered three main security services that protect customers’ internal networks from unauthorized access: firewalls, comprehensive network security services and security standard services. In July 2000, we also began offering “IIJ Security Premium”, a high value-added firewall operation and management service based on Firewall-1, a product which has the biggest market share, we license from Check Point Software Technologies.

     IIJ Firewall Service. We sell and install firewall hardware and software. A firewall is a system placed between the customers’ internal network and external networks. A firewall stands as a barrier between the areas of a customer’s network that are open to the public, such as a Web site, and those that a customer wants to protect from public access, such as databases. Firewalls also filter data passing through the firewall removing unauthorized traffic. We were the first ISP in Japan to provide firewalls, which we first offered in 1994. We no longer actively market IIJ Firewall Service, an integrated hardware and software product we developed based on the Gauntlet system developed in the United States.

     Network security services. We offer or will offer a series of services which collectively add up to total security solutions for a customer’s corporate network. Our network security services will include:

Consultation. We analyze the security level of a customer’s network and suggest measures for security enhancement.
Integration. We develop and implement security measures based upon the results of our consultation review.
Monitoring. We will monitor traffic over the customers network and report statistics and security events.
Operation. We will operate a customer’s network firewall system, including configuration, installation of software upgrades, the handling of alerts, the detection and deflection of attacks on a system’s security and the modification of network settings.

     IJ Security Standard Service. We began offering in October 1999 security standard services pursuant to which we install and manage (24 x 7) the operation of firewall systems. The initial setup fee is ¥120,000 and the monthly fee is ¥60,000 or ¥90,000 depending on the customer’s hardware.

Co-location. Our co-location services allow companies to house their servers and routers off-site in our facilities at our data centers. We monitor and maintain the equipment as necessary for our customers. This service enhances reliability, since we provide 24-hour monitoring and have specialized maintenance personnel and facilities. This service also increases the efficiency of many networks, particularly where the customer’s routers and servers are servicing multiple locations. Our co-location services will be enhanced by the completion of our new data center.

  IIJ Post Office Service. IIJ Post Office Service essentially outsources to us the job performed by an e-mail server — an easy, inexpensive way for a customer to allocate and maintain a number of e-mail accounts under its own domain name for its employees, members or other relevant users. We do all the necessary work to set up a mail server so the customer does not have to incur trouble and expense of setting up its own mail server. The customer can administer e-mail accounts on-line through our customer support Web interface. IIJ Post Office Service is available to customers subscribing to our IP Service, IIJ Economy, Enterprise Dial-Up IP service, IIJ Dial-up Standard and to Internet connection services of other ISPs.

  IIJ Mail Box Service. IIJ Mail Box Service is essentially the same as IIJ Post Office Service. However, customers do not have to obtain their own domain names. IIJ serves as the mail box for the customers. As with IIJ Post Office Service, the customer can administer the e-mail accounts on-line through IIJ’s Customer Support Website.

  ID Gateway Service. ID Gateway Service is an access control service available to complement our Enterprise Dial-up IP Service. When used in combination with our Enterprise Dial-up IP Service, ID Gateway Service provides customers’ employees and associates the ability to access the customers’ networks through any of our POPs. A customer that buys our ID Gateway Service is spared the trouble of authenticating users. ID Gateway systems placed at the entry to the customer’s network identify the accessing user by interacting with the ID servers at our sites which keep the information relating to user accounts and IP addresses. ID Gateway provides access control functions based on this user account information.

  Customer support. We provide our customers with comprehensive service and support that includes network service and support as well as training seminars to educate new and existing customers about various Internet uses and applications. Most of our customer support services are provided as an integral part of other services we sell, such as Internet access. A portion of our customer support services are provided for a fee, or without compensation as part of our marketing efforts.

  Web hosting and content development and distribution. We provide Web hosting and content development and distribution services. These services help our customers to market their own products and services on the Internet without having to invest in technology infrastructure and operations staff. We help customers design their Web pages which they place on our WWW servers that are linked directly to our network. We will also manage the posting of content on the Web page and the distribution of content to mailing lists, to news groups or to other simultaneous distribution services.

  Web access management service. We provide a full-scale web access control service which controls inappropriate access to Web sites for businesses and other organizations. This service allows customers to clearly control Web site access by changing firewall and proxy server settings through application software over the Internet.

Network

     Our network is one of our most important assets. We have developed and operate a high-capacity network that has been designed to provide reliable, high-speed, high-quality Internet access services.

      We are able to achieve and maintain high speeds through our advanced network architecture, routing technology and aggressive load balancing that optimize traffic through our multiple Internet connections.

     The primary components of our network consist of:

  our backbone, which includes leased lines and network equipment such as advanced Internet routers;
  POPs in major metropolitan areas in Japan;
  data centers; and
  a network operations center or NOC.

    Backbone

     Leased lines. Our network is anchored by our extensive Internet backbone in Japan and between Japan and the United States. As of March 31, 2000, we had a total capacity of 775 Mbps between Japan and the United States. As a result of recent additions of capacity, this capacity has increased to 1,085 Mbps as of July 2000. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity.

     We lease high-capacity, high-speed digital transmission lines in Japan from various carriers, including Crosswave. However, because Crosswave's standard leased line rates are generally significantly lower than other carriers, recently we have been converting our existing leases to leases from Crosswave. As of March 31, 2000, we had shifted over 80% of our domestic backbone capacity to Crosswave. We also plan to use Crosswave’s SONET technology to further improve the efficiency of our network.

     Because of the scalable nature of our network, we have had no problems and anticipate having few, if any, problems integrating Crosswave’s networks with ours. One of the primary means to grow our network in terms of capacity and geographic coverage in the coming years will be through our use of Crosswave’s network.

     With respect to our leased lines to the United States, IIJ has long-term contracts with KDD, C&W IDC, WorldCom and AT&T. The table below sets out our international backbone capacity and cost. Average total capacity is calculated by averaging the international capacity at the end of each month.

International Backbone Capacity and Cost

	For the year ended March 31,
	1996	1997	1998	1999	2000
Backbone cost (thousand yen)	233,174	1,372,452	3,095,149	3,722,676	5,660,277
Average total capacity (Mbps)	12.17	78.75	204.58	282.08	620.00
Average cost per 1 Mbps (thousand yen)	19,165	17,428	15,129	13,197	9,129

     In the United States, our network backbone connects to the following major interexchange points (IX):

  MAE West in San Jose, California;
  PAIX (Palo Alto Internet Exchange) in Palo Alto, California; and
  the Sprint Network Access Point in Pennsauken, New Jersey.
  NYIIX (New York International Internet Exchange) in New York.

     Through these IX points we connect to many other ISPs in the United States, including Sprint, C&W (Internet MCI) and MCI WorldCom (UUNET).

     In Asia, we have established a backbone connection through A-Bone, the Internet backbone network covering the Asia-Pacific region. The A-Bone is operated by Asia Internet Holding, of which we own 20.6%. Asia Internet Holding commissioned IIJ to design and build the A-Bone and IIJ currently manages the A-Bone.

     In Europe, Asia Internet Holding has established a roaming alliance with KPN Qwest through the A-Bone that allows us to offer roaming to our customers.

     Expansion plans. We have placed a high priority on the continued expansion of the capacity and geographic reach of our networks. We will look first at increasing our domestic network and our network between Japan and the United States. We will also look at expanding our network in the Asia-Pacific region, into Europe and in the United States as opportunities arise.

     With respect to our domestic expansion, we are extending our geographic coverage and our capacity by leasing lines from Crosswave, particularly in areas where we do not currently have POPs. We are also replacing our existing lines with new lines of the same or higher capacity from Crosswave.

     Between Japan and the United States, we will look primarily to increase our capacity by securing long-term committed capacity either directly or through Crosswave, who would then lease all or a substantial portion of the international capacity to us on a long-term basis. To this end, Crosswave entered into a long-term IRU contract (23 years) with Global Crossing in March 2000 for significant amounts of dedicated capacity between Japan and the United States.

     Although we believe that our total expenditures for additional capacity in the near term will increase in absolute terms, we believe that the per unit costs will be significantly reduced because of the availability of lower-cost lines from Crosswave and because of the anticipated increase of available capacity between Japan and the United States from the expected completion later this year of a number of undersea cables. To the extent that domestic and trans-Pacific leased line costs do not decline as anticipated, we may not realize the cost savings we anticipate and/or we may choose not to add as much capacity as we currently plan to.

     Network equipment. We use advanced equipment in our network. Our primary routers for our dedicated lines are Cisco routers. Our primary dial-up routers are Lucent Technologies MAX routers. The size of our routers varies depending on the number of customers and volume of traffic served by our POPs. At each POP we connect our dedicated line and dial-up access routers to Cisco backbone routers which then transmit and receive information throughout our network. We primarily lease our network equipment.

     POPs

     POPs are the main points at which our customers connect to the IIJ backbone. We provide Internet access from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of March 31, 2000, we had 23 primary POPs which allow for dedicated and dial-up access and include the main Internet backbone routers that form our network. As of the same date, we also had 11 additional POPs for dial-up access. We are also in a position to leverage off a Crosswave’s nationwide network and access points and can easily add additional POPs for either dedicated or dial-up access as demand merits.

     Many of our POPs are located in, or in close physical proximity to, “carrier hotels.” Carrier hotels are facilities where we and other major carriers and ISPs have POPs. These are mainly located at facilities of various carriers in Japan like NTT, KDD, Japan Telecom and C&W IDC. We lease the physical space from these carriers or use such space under other arrangements with terms ranging from one to two years most of which can be terminated by either party on three to six months’ notice. We maintain our routers and other networking equipment at these POPs. Our actual location in, or in close proximity to, the same building in which the switches and routers of these carriers and ISPs are located offers us the ability to quickly and easily interconnect our equipment to theirs.

     Data centers

     We currently have data centers in Tokyo and Yokohama, Japan. Our current data centers are in space that we lease. Crosswave is building and operating data centers in major metropolitan areas in Japan (Tokyo, Osaka, Sapporo, Sendai, Nagoya and Fukuoka). These data centers will be specifically designed for application hosting, co-location services and high capacity access to both IIJ’s and Crosswave’s networks. At these data centers, we plan to offer co-location services, application hosting services, asymmetric connectivity services, quality assurance programs and a variety of other services that will allow us to continue to provide total Internet solutions to our customers. Our data centers will also support the growing e-commerce and content businesses. We will also connect directly to Crosswave’s network at these data centers.

     These data centers will have 24-hour-a-day, seven-day-a-week operations and security and will be equipped with uninterruptible power supply and backup generators, anti-seismic damage precautions, fire suppression equipment and other features to optimize our ability to offer high-quality services through these data centers.

     Network operations center and technical and customer support

     Our network operations center or NOC in Tokyo operates 24 hours a day, seven days a week. From our NOC we monitor the status of our network, the traffic on the network, the network equipment and components and many other aspects of our network including our customers’ dedicated access lines leased from carriers. From our NOC, we will monitor our networks to ensure that we meet our commitments under our service level agreements.

     Our group companies

     We offer our services directly and together with our group companies. Our group companies work closely together in providing total Internet solutions to our customers. We collaborate on the development of various services and products and we market our services and products together as a group. However, our group companies specialize in different aspects of the Internet. Our customers’ main point of contact is IIJ itself. We then draw upon the resources and specialization of the group companies to offer total Internet solutions.

     The chart below sets out our group companies and our ownership of each of them as of March 31, 2000*:

*As of August 9, 2000, as a result of the initial public offering of Crosswave, our ownership of Crosswave was 34.9%. Additionally, in April 2000, we increased our stake in IIJ America to 84.6% while IIJ Technology's stake decreased to 15.4%.

     Our group companies are not all majority-owned subsidiaries. Therefore, although we don’t consolidate all of the group companies, we do exercise significant influence over several of them. IIJ Technology, IIJ Media Communications, IIJ America and Net Care are subsidiaries that we account for on a consolidated basis. Among the other shareholders of the group companies are shareholders who are also shareholders of ours. Mr. Suzuki, our President, is also the sole Representative Director of each of the group companies except atom where he serves as a director. All of our group companies are incorporated in Japan except for IIJ America, which is incorporated in New York.

Crosswave Communications Inc.

     Crosswave is a pioneer in the introduction of broadband data communications infrastructure and services to businesses and telecommunications carriers in Japan, including the high-speed backbone, wide area Ethernet platform, data center and other value-added services. Crosswave operates the first nationwide fiber optic network in Japan specifically designed for the high-speed transmission of data. Its network uses advanced optical technologies that allow it to deliver high-capacity, cost-effective and highly reliable data communication services, eliminating the burden of multiple layers of equipment employed in traditional telephony systems. Its extensive, flexible, and scalable network can be easily upgraded to increase capacity, support new services and incorporate new transmission technologies, as the market demands.

     Crosswave was formed in October 1998 by IIJ, Sony and Toyota Motor and began offering services in May 1999. As of March 31, 2000, IIJ, Sony and Toyota Motor owned 40%, 30% and 30%, respectively, of Crosswave. As a result of the August 2000 initial public offering and listing of ADRs representing Crosswave’s common stock on the Nasdaq National Market and a concurrent private placement to IIJ, however, these percentages have been reduced to 34.9%, 23.9% and 23.9%, respectively.

     As of March 31, 2000, Crosswave had 44 full-time employees, 15 of whom were seconded to Crosswave.

     Crosswave is a Type I carrier, which allows it to provide telecommunications services through its own telecommunications circuit facilities.

     For the year ended March 31, 2000, it had revenues of ¥232 million and a net loss of ¥7,849 million.

     Crosswave’s network. Crosswave’s primary asset is its network. As of March 31, 2000, it had made operational the 3,409 route miles of backbone fiber in its network that are leased from KDD providing a nationwide backbone reaching into every prefecture in Japan except Okinawa and Shimane. Crosswave’s primary expenses are related to the development of its domestic network. Crosswave has also contracted with KDD to receive from KDD maintenance services covering the leased dark fiber. For a discussion of Crosswave’s expenses and the contract with KDD, please see Item 5. Operating and Financial Review and Prospects.

     Through this optical fiber network, Crosswave is able to offer data transmission rates at speeds faster than currently available in Japan and at significantly lower prices than currently available. Crosswave currently offers transmission at speeds of up to 600 Mbps but this can be increased as necessary to meet increasing traffic requirements.

     We have been primarily responsible for and have actively participated, as a third party contractor or through our seconded employees, in the planning and design of the Crosswave network and services. We worked closely with Crosswave to ensure that its network is well suited, in terms of quality of technology and otherwise, to integrate with our network and the services we currently offer and will offer in the future. In addition, we assist Crosswave in the operation and maintenance of its optical fiber network as a third-party contractor.

     In addition to its optical fiber network in Japan, Crosswave is expanding its network internationally by securing contractual rights from third parties to dedicated capacity between Japan and the United States. Depending upon the rate of expansion, we would anticipate securing leases for a large amount of our international capacity from Crosswave. As with domestic leased lines that Crosswave offers, we expect that this international capacity would be available at significantly lower per unit costs than we are currently paying.

     Crosswave's primary services. Crosswave offers four main types of services: high speed backbone service, wide area Ethernet platform service, dial-up port service and data center services.

  High-speed backbone service. Its high-speed backbone service targets telecommunications carriers, value-added network operators such as ISPs and companies with large data transmission requirements such as cable television broadcasters and media organizations. The service offers speeds of up to 600 Mbps on its point-to-point high-speed backbone services using Dense Wavelength Division Multiplexing or DWDM and Synchronous Optical Network or SONET transmission technologies. Using the DWDM and SONET advanced multiplexing and transmission technologies, we believe Crosswave will be able to increase its capacity on its optical fiber network to over 100 Gbps through transmission equipment upgrades.

  Wide area Ethernet platform service. This service targets corporations, particularly those with multiple offices or buildings and value-added network operators. Its wide area Ethernet platform service provides customers with a seamless point to multi-point LAN environment over a large geographical area.

  Dial-up port service. Crosswave offers this service to value-added networks operators, such as ISPs, and corporations needing nationwide networks. The service allows its customers to offer nationwide dial-up access to their own networks via its over 70 access points nationwide.

  Data center services. Crosswave plans to offer data centers in major metropolitan areas targeted at a wide range of customers, including large companies that demand a variety of network services and resources, value-added network service providers such as application and digital content service providers, and new entrants into the Japanese telecommunications market.

     Crosswave's customers. Crosswave's sales and marketing is primarily done by Crosswave and IIJ although Crosswave also uses third-party agents throughout Japan. In addition, IIJ markets Crosswave's services as an agent and as part of the services offered by the IIJ group. As a Type I carrier, Crosswave is required to make its tariff-based services available on the same terms and conditions to all customers, without special treatment to its shareholders, including IIJ.

     Our plan to increase our use of Crosswave's services. We will benefit from Crosswave's network in four primary ways. First, we will be able over time to replace existing leased lines with Crosswave's leased lines. As the lease periods of our current leased lines expire, we will switch to a Crosswave line if one is available. This will reduce our domestic backbone cost (which was ¥1.5 billion in the year ended March 31, 2000) as Crosswave's leased line rates are significantly lower than rates we currently pay to others.

     Second, we will be able to add additional capacity to our current network in a more cost effective manner. As the volume of traffic across our network continues to increase, we need to add additional capacity. Crosswave allows us to add significant capacity to our existing networks at lower rates than we are currently paying to others.

     Third, we will be able to leverage Crosswave's network infrastructure to expand the geographic coverage of our network. Crosswave had over 70 POPs as of March 31, 2000. We will be able to use those POPs if we purchase Crosswave's leased line service or network platform service. We can also use Crosswave's dial-up ports as dial-up access points for our own dial-up access services, including IIJ4U and OEM services.

     Fourth, we will perform joint service and product development with Crosswave to produce advanced and flexible carrier services which are designed primarily for us. Through this joint development, we should be able to provide unique services using Crosswave's advanced services prior to the introduction of comparable services by our competitors. This will also allow us to reduce our dependence on the incumbent telecommunications carriers.

     Our contributions to Crosswave. In order to complete a nationwide network, Crosswave requires substantial investment. In accordance with the joint venture agreement, the three joint venture partners have contributed ¥20 billion of capital contributions on a pro rata basis. As of March 31, 2000, we had contributed ¥8 billion (our pro rata contribution based on our 40% interest). Crosswave raised approximately ¥24 billion in proceeds after payment of underwriting discounts and expenses from its August 2000 initial public offering, at which time we purchased an additional 15,000 shares of Crosswave for ¥4.6 billion.

     Our financial results will be affected by Crosswave's performance because we account for Crosswave on the equity method. However, we are not directly responsible for any of the expenses of Crosswave beyond our equity investment. Crosswave’s accumulated deficit as of March 31, 2000 was ¥7,933 million.

     More detailed information on Crosswave can be found in its registration statement initially filed with the SEC on July 10, 2000, as amended.

Our most significant investment in our group companies continues to be in Crosswave.

IIJ Technology Inc.

     IIJ Technology is becoming an increasingly important element in our providing total Internet solutions to our customers. In June 1999, we increased ownership of IIJ Technology from 39% to 64.1%. IIJ Technology provides comprehensive Internet network systems integration and consulting services, focusing on design, operation, and consulting for corporate networks (LANs, enterprise networks, intranets) and their security systems. IIJ Technology assists customers in creating private IP networks, such as intranets or virtual private networks, that securely isolate internal network traffic from public Internet traffic and provide each site on the private IP network access to other sites as well as to the Internet. IIJ Technology can integrate an organization’s multiple sites in different locations in Japan and different countries throughout the world.

     As of March 31, 2000, we owned 64.1% of IIJ Technology.

     IIJ Technology had sales of approximately ¥6,823 million for the year ended March 31, 2000. As of March 31, 2000, IIJ Technology had approximately 42 full-time employees, 22 of whom were seconded from IIJ.

IIJ Media Communications Inc.

     IIJ Media Communications provides expert services to help customers exploit the potential of Internet commerce and the World Wide Web. IIJ Media Communications’ core business is providing various hosting and home page development services and total Internet solutions based on the WWW. For this purpose, IIJ Media Communications engages in research and development of the newest technologies for media communications, such as streaming technologies including multicast and portal service applications, and incorporates the technologies into various applications.

     IIJ Media Communications also provides total support for customers’ content and systems, particularly those customers who engage in e-commerce related activities. IIJ Media Communications provides consultation, planning, configuration (including selection of hardware and choices of applications), content production and ongoing support for its customers.

     Other basic media services offered by IIJ Media Communications include information management services related to the Internet. IIJ Media Communications also offers servers to manage mailing lists, to provide simultaneous distribution services and to operate IIJ Net News services.

     We own 50.1% of IIJ Media Communications.

     IIJ Media Communications had sales of approximately ¥648 million for the year ended March 31, 2000. As of March 31, 2000, IIJ Media Communications had approximately 27 full-time employees, 23 of whom were seconded from IIJ.

Net Care, Inc.

     Net Care provides a broad array of support services, from monitoring and troubleshooting network operations to an end-user help desk. Initially, these services were provided only to IIJ and then Crosswave. However, Net Care now offers these same services to third parties.

     We own 50% of Net Care. Other major shareholders of Net Care include Sumitomo Corp., Itochu Corp., Toyota Motor and Intelligence, each of which owns 10%.

     Net Care had sales of approximately ¥572 million for the year ended March 31, 2000. As of March 31, 2000, Net Care had approximately 125 employees, 3 of whom were seconded from IIJ. 110 of the 125 are part-time staff.

IIJ America, Inc.

     IIJ America is a U.S.-based Internet access provider, catering mostly to U.S.-based operations of Japanese companies that use IIJ’s services in Japan.

     At the end of the fiscal year ended March 31, 1999, we and IIJ Technology each owned 50%. As of June 30, 2000, we owned 84.6% of IIJ America and IIJ Technology owned 15.4% as a result of an April 2000 issuance of 10,000 new shares to IIJ for $1 million.

    IIJ America had revenues of $2 million for the year ended December 31, 1999.

Asia Internet Holding Co., Ltd.

     Asia Internet Holding was created to own and manage the A-Bone, which is a high-speed Internet backbone network that connects countries in the Asia Pacific region to a common network infrastructure.

     Currently, the A-Bone ties into networks in Japan and seven other countries in the region: Singapore, Hong Kong, Malaysia, Indonesia, the Philippines, Thailand and China. Asia Internet Holding has network operations centers in each of these countries. The A-Bone also connects to the United States through IIJ. Asia Internet Holding is considering establishing connections to Taiwan, South Korea, Vietnam, India, and Australia in the near future.

     The primary customers of Asia Internet Holding are carriers and ISPs throughout Asia including Japan. However, as Internet usage increases in the rest of Asia, ISPs and customers from other countries in the Asia-Pacific region have started using the A-Bone.

     We own 20.6% of Asia Internet Holding. We would like to increase our ownership of Asia Internet Holding and have initiated discussions with other shareholders to that end. We operate and manage the A-Bone pursuant to an agreement with Asia Internet Holding for which we are paid ¥10 million per month. The agreement is a yearly contract that renews automatically although it may be terminated by either party upon two months prior notice in writing. We operate the A-Bone from our network operations center in Tokyo.

     Asia Internet Holding had sales of approximately ¥1,518 million for the year ended March 31, 2000. As of March 31, 2000, Asia Internet Holding currently had approximately 11 full-time employees, 6 of whom were seconded from IIJ.

atom, Co., Ltd.

     atom is primarily a Web page design company, atom aims to define new forms of design work using digital technology in all network-based aspects, including from content production to graphic design. We own 40% of atom, which had sales of approximately ¥601 million for the year ended March 31, 2000. As of March 31, 2000, atom had approximately 43 employees.

Internet Multifeed Co.

     Internet Multifeed, known as MFEED, provides a location and facilities for connecting high-speed Internet backbones with content servers to make distribution on the Internet more efficient. MFEED’s technology was jointly developed by IIJ and NTT.

     MFEED combines two services, Multifeed housing and Multifeed connectivity, for customers receiving and publishing large volumes of data on the Internet. With Multifeed housing, customers can place their routers, servers and other equipment in MFEED’s centrally located premises, where maintenance and management are provided. With Multifeed connectivity, customer equipment connects directly to the backbones of IIJ and other ISPs at the Multifeed housing site. This central siting of content and connectivity makes the distribution of content more efficient by reducing the number of networks that data must travel through to connect content providers with end users. CNN’s and CNNfn’s Web sites have launched mirrored sites in Japan using MFEED (Japan.CNN.com and Japan.CNNfn.com).

     We own 26% of MFEED and IIJ Technology and IIJ Media Communications each own 2%. MFEED had sales of approximately ¥1,070 million for the year ended March 31, 2000. As of March 2000, MFEED had approximately 13 full-time employees, 2 of whom were seconded from IIJ.

Capital expenditures

     The table below represents our capital expenditures, including capitalized leases for the last three years.

	For theyear ended March 31,

	1998	1999	2000
	(millions of yen)
Capital expenditures, including capitalized leases	¥1,696	¥1,929	¥3,465

     Our capital expenditures are difficult to plan given the rapid changes and uncertainties in the Internet markets. However, most of our capital expenditures relate to the expansion and improvement of our existing network, including the leasing of lines that form our network backbone and the installation of the routers and servers necessary to offer services on our network. Our current plans call for us to invest approximately ¥2.0 to ¥3.0 billion in each of the next few years to increase the access to our networks by adding more POPs and increasing our data center facilities. In addition, we will continue to add equipment to our network as we expand the capacity of our network.

     During the year ended March 31, 2000, we also increased our investment in Crosswave by contributing an additional ¥5.4 billion, bringing our total investment in Crosswave to ¥8 billion as of March 31, 2000. We will continue to look for opportunities to increase our investment in our affiliated companies.

We have not made any material divestitures in the past three fiscal years.

Sales and marketing

     Our sales headquarters is in Tokyo. We also have branches in Osaka, Nagoya, Sapporo, Sendai, Toyama, Hiroshima and Fukuoka in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2000, we had approximately 120 people working in sales and marketing.

     In April 1999, we reorganized our sales personnel into three distinct, separate divisions: sales, marketing, and sales administration. Previously, our sales force was integrated as one group, with the same employees handling marketing, service and new business development and the administration of our sales department. As a result of further reorganization in July 2000, our sales personnel are now separated into five separate divisions: sales, marketing, sales administration, Internet technology and customer service.

        Personnel in our sales division are further separated into five sections:

   Four of the sections focus on our total Internet solutions and work with large corporate clients, including telecommunications carriers and ISPs, government institutions, and universities and other schools. Our sales force works with both customers that approach us because of our reputation and brand name as well as those specifically targeted as potential customers such as large corporate groups, including financial institutions, manufacturing companies and retail sales operations, that plan on introducing efficient and comprehensive communication networks through the Internet to all of their group companies. We have continued to target current heavy users of our IIJ Economy, IIJ Dial-up Standard and our other dial-up access services as they are likely candidates to be shifted to our IP Service.

  One of the sections focuses on sales of our Internet access services, particularly our IIJ T1 Standard and IIJ Economy dedicated access services, our corporate dial-up services, and applications to enhance Internet access for small and medium businesses. This section also focuses on and works with our third party sales agents and other sales representatives. We have increased the number of agents throughout Japan that promote our services from 38 as of March 31, 1999 to approximately 44 as of March 31, 2000. In fiscal 2000, we increased our sales and marketing to small and medium businesses by entering into agreements expanding the number of agents offering IIJ T1 Standard, IIJ Economy and IIJ Dial-up Standard. We also increased our advertising in business publications. We also participated in trade shows and host conferences and lectures to increase the awareness of small and medium businesses of the opportunities available to them through the Internet.

Customers

     We had over 9,400 business and other institutional customers and 124,000 individual subscribers to our Internet access and value-added services as of March 31, 2000, as compared with over 5,500 businesses and other institutional customers and over 52,800 individual subscribers as of March 31, 1999. Our main customers continue to be major corporations and ISPs. We rated as the top Internet service provider for customer satisfaction in terms of customer support, service reliability, international and domestic backbone capacity, network operation capability and new technology consultation for dedicated line connections services according to a Nikkei Communications survey dated November 15, 1999. The Nikkei Communications survey results were based upon questionnaires provided to 2,913 listed and non-listed companies in Japan to which 1,041 companies responded.

Research and development

     We have always focused on advancing the use of the Internet in Japan. Many of our engineers were among the participants in the WIDE project and continue to regularly participate in industry organizations and government-sponsored research projects such as researching new Internet protocol standards such as Internet Protocol Version 6 (IPv6) (for which we are currently providing trial service). These engineers have continued to develop innovative services, applications and products many of which have set the standard for the Internet industry in Japan. We continue to strive to develop new services, applications and products. Our research and development efforts are a fundamental part of that effort.

     Our research and development expenses are not particularly substantial averaging less than 1.5% of total revenues for the past three years. For the year ended March 31, 2000 our research and development expenses were only ¥364 million. The level of research and development expenditures is low primarily because we do not engage in extensive research and development of technologies and products. Rather, as noted above and as set forth in more detail below, we focus on monitoring the developments in the industry and in developing new and innovative services and applications using and modifying existing technologies and products.

     As of March 31, 2000, we had approximately 55 people working on our R&D staff, all of whom also have additional responsibilities in the Technology Department. Our R&D staff works very closely with our sales and marketing personnel and technical engineers to ensure that our research and development efforts are closely aligned with the demands of our customers.

     R&D organization

     We have organized our research and development (R&D) staff to cope promptly and effectively with the rapidly changing technological environment in the Internet. R&D on practical applications of new and developing technologies is the responsibility of the Technology Department, the Service Administrative Department and of the IIJ Research Lab.

     Technology department. As of March 31, 2000 the Technology Department comprised the following divisions:

  Network Engineering Division, which develops network infrastructures network-related products, such as network monitoring devices and routers, and software development aimed at enhancing network monitoring and traffic management;

  Applied Technology Division, which develops Internet security technology such as firewalls;

  Media Technology Division, which develops multimedia distribution systems such as IP multicast and Internet broadcasting;

  Planning and Development Division, which plans and develops various new services; and

  Project Promotion Division, which develops backoffice technologies such as customer databases, billing systems and service management systems.

     Service administrative department. As of March 31, 2000, we had an Internet Technology Division in this department which is responsible for closely monitoring new products, developments and initiatives of manufacturers and standards-setting research groups.

         A substantial number of significant technological developments relevant to our core Internet access business come from manufacturers of routers and servers and other equipment and from standards-setting and research groups. Our Internet Technology Division monitors developments and also works closely with manufacturers, vendors and others in the development of these products and technologies. As of July 2000, the service administration department was eliminated and its divisions folded into the marketing department. Some of the previous functions of the Internet Technology Division have moved to the technology department.

         IIJ Research Lab. We established the IIJ Research Lab in April 1998 to engage in R&D of new basic Internet technologies. For example, through the IIJ Research Lab, we are participating in a joint undertaking among WIDE Project and organizations from private and academic sectors to promote the deployment and implementation of IPv6. The output of this joint undertaking will be distributed freely in order to promote the transition to IPv6 on a world-wide scale. IPv6 is designed to solve problems inherent in the current version of IP, IPv4, such as IP address space depletion. In addition, IPv6 will provide features necessary to sustain continuous growth of the Internet as information infrastructure for business and private uses.

        R&D strategy

        Our primary R&D objective is to continue to develop innovative services, applications and products that will meet the current and future demands of our customers and that will continue to be at the forefront of the Internet industry in Japan. In furtherance of this objective, our R&D efforts currently are focused on a variety of projects, including:

  continued improvement of our SElL router and new SEIL T1 router, routers we developed specifically to be integrated into IIJ’s Internet-related services;

  research relating to the methodology of configuration of routers and other servers;

  research relating to behavior of Internet routing systems;

  software development for management of border gateway protocol or BGP which is protocol that allows routers to exchange routing information on the TCP/lP network;

  research for Internet traffic monitoring and management;

  development of software and evaluation of hardware relating to improving the operations of routers located on our customer’s premises; and

  R&D of IPsec which is a secure version of IP that provides secure communication channels over the Internet.

       A second R&D objective is to continue participating in or otherwise closely monitoring the new products, developments and initiatives of manufacturers and standards-setting and research groups. Through these efforts we seek to ensure that we have timely and effective access to new technologies and that we implement these technologies effectively. Because the rate of change in technology relevant to our business is so rapid, we believe that the sophistication and experience of our R&D personnel is an important part of our success.

Proprietary rights

     Although we believe that our success is more dependent upon its technical, marketing and customer service expertise than its proprietary rights, we rely on a combination of trademark and contractual restrictions to establish and protect our technology.

     Licenses

       IIJ is currently a licensee under a software agreement for the Gauntlet Firewall software and source code that we use to provide our firewalls. The license will expire during the year ending March 31, 2001 and, at this time, we do not intend on renewing the license.

     We have acquired a license from Check Point Software Technologies which will allow us to provide managed firewall services for high-end users using Check Point’s Firewall-1 and Provider-1 products.

     As of June 1999, IIJ is also a licensee under an agreement with WatchGuard Technologies, Inc. for the right to use WatchGuard's managed firewall service products which provide the ability to manage, update and configure firewalls remotely.

     Trademarks

     IIJ has applied for trademark registrations of its corporate name “Internet Initiative Japan Inc.” and certain other corporate and product names in Japan, the United States and certain European countries. As of March 31, 2000, there were 4 applications pending and 6 which have been completed.

Regulation of the telecommunications industry in Japan

     The Ministry of Posts and Telecommunications (MPT) regulates the Japanese telecommunications industry primarily under the Telecommunications Business Law (TBL). The TBL authorizes the MPT to regulate two types of telecommunications companies, Type I Carriers and Type II Carriers. Type II Carriers, such as IIJ, are telecommunications carriers other than Type I Carriers. Type II Carriers include telecommunications circuit resale carriers and Internet service providers. Type II Carriers provide telecommunications services to customers principally by using the telecommunications facilities of Type I Carriers, typically NTT.

     Type II Carriers are subdivided into Special Type II Carriers and General Type II Carriers. Special Type II Carriers are limited to Type II Carriers which provide telecommunications facilities designed for communications between Japan and foreign points or provide telecommunication services to many unspecified members of the public through interconnections of public switched networks and leased circuits at each end. IIJ falls under the category of Special Type II Carriers.

     Regulations of Special Type II Carriers

     The following regulations apply to IIJ as a Special Type II Carrier

     Registration. Special Type II Carriers must obtain registration from the MPT before commencing a Special Type II business. The applicant must specify the categories of services to be provided and the facilities to be used by the carrier. IIJ’s registration as a Special Type II Carrier is made under the service category of “data transmission.”

     Terms and conditions for the provision of services. Special Type II Carriers must establish terms and conditions for the provision of telecommunications services that they offer. The terms and conditions may be established and changed simply by prior notification to the MPT and without any need for MPT approval. Special Type II Carriers are prohibited from providing telecommunications services other than pursuant to the terms and conditions notified to the MPT.

     Revocation of registration. If a Special Type II Carrier has violated the provisions of the TBL or any orders or administrative decisions, and is determined to impair the public interest, its registration may be revoked by the MPT.

C.	Organizational structure See the information contained in “—Our group companies” above.

D.	Property, plants and equipment See the information contained in “—Network” above.

Item 5.	Operating and Financial Review and Prospects

A.	Operating results.
      You should read the following discussion of the financial condition and results of operations at IIJ together with the consolidated financial statements and the notes to those financial statements beginning on page F-1 in response to Item 8 and Item 18. The discussion in this section contains forward-looking statements and you should read the risk factors relating to forward-looking statements appearing at the beginning of this document.

Overview

      We are a leading provider of a comprehensive range of Internet access services and Internet-related services in Japan. We were founded in December 1992 and began offering Internet access services commercially in July 1993. We were one of the first commercial ISPs in Japan.

     Our primary sources of revenues are our Internet access or connectivity services and our systems integration revenues. We also generate revenues from our value-added services and from sales of purchased equipment which are components of our total Internet solutions. Substantially all of our revenues are from our customers in Japan.

     We provide our services directly or by working together with the subsidiaries and affiliates in the IIJ group. IIJ provides Internet access and Internet access-related services, such as Internet systems design and integration, security services, co-location services and mail box services. The IIJ group also provides value-added and systems integration services, such as systems development and integration, Web hosting, Web design, content development and distribution and call center support. Our customers' main point of contact for our services is IIJ. We draw upon our group companies to provide the resources necessary to provide total Internet solutions to our customers.

Results of operations

     Although we refer to our subsidiaries and certain affiliates as our group companies, and although we have invested heavily in and exercise significant influence over these companies, we consolidated four of our group companies — IIJ Technology, IIJ Media Communications, IIJ America and Net Care. We account for our non-consolidated group companies by the equity method. The primary companies that we consider to be in the IIJ group are discussed in “Our Group Companies” under Item 5 above. In this Item 5, “we” and “our”, when used in relation to financial results and information, refers to the consolidated financial results and information of Internet Initiative Japan Inc. and its consolidated subsidiaries only.

     As an aid to understanding our operating results, the following tables set forth items from our statement of operations for the periods indicated in yen amounts and as a percentage of total revenues.

	Year Ended March 31,

	1998	1999	2000

		(millions of yen)
Statement of Operations Data:
Connectivity services and value-added services revenues:
Dedicated access service revenues:
IP Service (including IIJ T1 Standard)	¥ 6,703	¥ 7,272	¥ 9,099
IIJ Economy	53	526	900
Dial-up access service revenues	4,474	4,101	4,496
Value-added service revenues	368	496	884
Other	132	110	408

Total connectivity and value-added services revenues	11,730	12,505	15,787
Systems integration revenues, including related equipment sales	527	1,179	7,640
Other equipment sales revenues	66	1,085	1,875

Total revenues	12,323	14,769	25,302

Cost of connectivity services and value-added services revenues:
International backbone cost	3,095	3,723	5,660
Domestic backbone cost	595	1,109	1,533
Local access line cost	1,569	1,884	2,090
Other connectivity cost	535	704	1,220
Depreciation and amortization	1,008	1,249	1,831
Other	2,213	2,509	2,757

Total cost of connectivity services and
value-added services	9,015	11,178	15,091

Cost of systems integration revenues, including related
equipment sales:
Cost of equipment sales related to systems integration	44	410	2,749
Other	285	540	3,523

Total cost of systems integration revenues	329	950	6,272
Cost of other equipment sales revenues	60	1,074	1,807

Total cost of revenues	9,404	13,202	23,170
Sales and marketing	1,508	1,570	2,604
General and administrative	939	1,065	1,234
Research and development	152	243	364

Total cost and expenses	12,003	16,080	27,372

Operating income (loss)	320	(1,311)	(2,070)

Other income (expenses):
Interest income	7	4	362
Interest expense	(216)	(219)	(277)
Foreign exchange gains (losses)	(6)	1	(1,128)
Other–net	(29)	15	298

Other expenses–net	(244)	(199)	(745)

Income (loss) from consolidated operations before income tax	76	(1,510)	(2,815)
Income tax (benefit)	289	16	(1,280)
Minority interests in consolidated subsidiaries	(42)	123	(70)
Equity in net loss of affiliated companies	(105)	(26)	(3,180)

Net loss	¥(360)	¥(1,429)	¥(4,785)

	Year Ended March 31,

	1998	1999	2000

Statement of Operations Data:
Connectivity services and value-added services revenues:
Dedicated access service revenues:
IP Service (including IIJ T1 Standard)	54.4%	49.2%	36.0%
IIJ Economy	0.4	3.6	3.5
Dial-up access service revenues	36.3	27.8	17.8
Value-added service revenues	3.0	3.4	3.5
Other	1.1	0.7	1.6

Total connectivity and value-added services revenues	95.2	84.7	62.4
Systems integration, including related equipment sales	4.3	8.0	30.2
Other equipment sales revenues	0.5	7.3	7.4

Total revenues	100.0	100.0	100.0

Cost of connectivity services and value added services:
International backbone cost	25.1	25.2	22.4
Domestic backbone cost	4.8	7.5	6.1
Local access line cost	12.7	12.8	8.3
Other connectivity cost	4.3	4.8	4.8
Depreciation and amortization	8.2	8.4	7.2
Other	18.0	17.0	10.9

Total cost of connectivity services and
value-added services	73.1	75.7	59.7

Cost of systems integration revenues, including related
equipment sales:
Cost of equipment sales related to systems integration	0.4	2.8	10.9
Other	2.3	3.6	13.9

Total cost of systems integration revenues	2.7	6.4	24.8
Cost of other equipment sales revenue	0.5	7.3	7.1

Total cost of revenues	76.3	89.4	91.6
Sales and marketing	12.3	10.6	10.3
General and administrative	7.6	7.2	4.9
Research and development	1.2	1.7	1.4

Total cost and expenses	97.4	108.9	108.2

Operating income (loss)	2.6	(8.9)	(8.2)

Other income (expenses):
Interest income	0.1	0.0	1.4
Interest expense	(1.8)	(1.4)	(1.1)
Foreign exchange gains (losses)	(0.1)	0.0	(4.4)
Other–net	(0.2)	0.1	1.2

Other expenses–net	(2.0)	(1.3)	(2.9)

Income (loss) from consolidated operations before income tax
(benefit)	0.6	(10.2)	(11.1)
Income tax (benefit)	2.3	0.1	(5.1)
Minority interests in consolidated subsidiaries	(0.3)	0.8	(0.3)
Equity in net loss of affiliated companies	(0.9)	(0.2)	(12.6)

Net loss	(2.9)%	(9.7)%	(18.9)%

     Year ended March 31, 2000 compared to the year ended March 31, 1999

     Connectivity services and value-added services revenues. Connectivity services and value-added services revenues increased 26.2% to ¥15.8 billion in the year ended March 31, 2000 from ¥12.5 billion in the year ended March 31, 1999.

     Revenues from dedicated access services increased 28.2% to ¥10.0 billion in the year ended March 31, 2000 from ¥7.8 billion in the year ended March 31, 1999. The increase was primarily a result of strong demand for higher bandwidth services from our large corporate customers as well as the introduction of our new IIJ T1 Standard dedicated access service. The year-over-year growth rate of dedicated access revenues was 28.2% for the year ended March 31, 2000 compared to year-over-year growth of 15.4% for the year ended March 31, 1999. This increased growth rate reflected an improved economic outlook in Japan, which we believe has led corporations to begin increasing their Internet technology and communications budgets and an increase in bandwidth subscribed for by our subscribers particularly in the categories of service at 1 Mbps and above which generate greater revenues and result in better margins.

     Our IP Service revenues increased to ¥9.1 billion in the year ended March 31, 2000 from ¥7.3 billion in the year ended March 31, 1999. This was primarily due to growth in customers in services at higher bandwidths and the introduction of our new IIJ T1 Standard. The growth was due both to growth in new customers and in the migration of a number of customers from services at lower bandwidths to services at higher bandwidths.

     Revenues from IIJ Economy increased by approximately ¥0.4 billion due to continuing growth in the number of subscribers to this service.

     Revenues from dial-up access services increased 9.6% to ¥4.5 billion in the year ended March 31, 2000 from ¥4.1 billion in the year ended March 31, 1999. Although only increasing 9.6%, this increase is a significant improvement compared to the year-over-year period from March 31, 1998 to March 31, 1999 which had experienced an 8.3% decrease in revenues. This increase was primarily a result of two factors: an increase in subscribers to our IIJ4U service and to other customers which are primarily OEM subscribers of Sharp, and the resulting increase in revenues offset decreases in revenues of to our other traditional dial-up access services.

     Our value-added service revenues increased to ¥0.9 billion in the year ended March 31, 2000 from ¥0.5 billion in the year ended March 31, 1999. Other revenues increased to ¥0.4 billion in the year ended March 31, 2000 from ¥0.1 billion in the year ended March 31, 1999.

     Systems integration revenues. Our revenues from systems integration, which include equipment sales related to systems integration, increased by 548.1% to ¥7.6 billion in the year ended March 31, 2000 from ¥1.2 billion in the year ended March 31, 1999. Systems integration revenues, including related equipment sales, accounted for 30.2% of our total revenues during the period. This significant increase was attributable to the growth of our systems integration business and the completion of a number of large systems integration projects during the period. During the year ended March 31, 2000, we increased our ownership interests in IIJ Technology and IIJ Media Communications and included these entities in our consolidated operations effective July 1, 1999. Our revenues from systems integration for the year ended March 31, 2000 included an aggregate effect of consolidation of these subsidiaries in the amount of ¥1,566 million. The corresponding amount of revenues of these subsidiaries derived directly from outside customers for the years ended March 31, 1999 and 2000 was ¥1,263 million and ¥1,769 million, respectively.

     Other equipment sales revenues. Our other equipment sales revenues grew to ¥1.9 billion in the year ended March 31, 2000 from ¥1.1 billion in the year ended March 31, 1999. This increase was primarily attributable to the sale of telecommunications equipment to Crosswave, which was approximately ¥1.3 billion and for which our margins were not significant.

     Total revenues. Overall, our total revenues increased 71.3% to ¥25.3 billion in the year ended March 31, 2000 from ¥14.8 billion in the year ended March 31, 1999. As noted above, the primary drivers of this growth were the increases in systems integration revenues and the increases services at higher bandwidths subscribed for by our corporate customers.

     Cost of connectivity services and value-added services revenues. Cost of connectivity services and value-added services revenues increased 35.0% to ¥ 15.1 billion in the year ended March 31, 2000 from ¥11.2 billion in the year ended March 31, 1999. The primary increases in cost of connectivity services and value-added services revenues were related to a 52.0% increase in international backbone costs, a 38.2% increase in domestic backbone costs, a 10.9% increase in local access line costs, a 73.5% increase in other connectivity costs and a 46.6% increase in depreciation and amortization. The increases in international and domestic backbone costs were primarily attributable to the expansion of our international trunk lines between Japan and the United States, where we increased transmission capacity to 775 Mbps from 445 Mbps, and the trunk lines that form our domestic backbone. However, in both the international and domestic networks, our per unit cost of trunk lines decreased as a result of the leasing of higher bandwidths, the conversion of our domestic trunk lines to Crosswave from other carriers and as a result of price decreases for capacity. Other connectivity costs increased primarily as a result of connectivity costs we pay to connect with the A-Bone, which are connections to the rest of Asia. Depreciation and amortization increased because of the continuing addition of capitalized equipment for the buildout of our network.

     Our cost of connectivity and value-added services revenues as a percentage of total revenues was 59.7% for the year ended March 31, 2000, a significant decrease from 75.7% in the year ended March 31, 1999. However, as a percentage of revenues from connectivity and value-added services, our cost of connectivity and value-added services increased to 95.6% from 89.4%. This increase of cost of connectivity and value added services as a percentage of revenues was a result of a number of factors, including the introduction of less expensive IIJ T1 Standard services, downward revisions to the basic fees for IIJ4U services, general price competition and resulting price reductions for our dedicated access services and the aggressive expansion of the capacity of our network in anticipation of future growth. These factors were partially offset by the increase in customers at higher bandwidths, which generate higher-margin revenues, and a decrease in the per-unit costs for the domestic and international trunk lines that comprise our network.

     Cost of systems integration revenues. Our cost of systems integration revenues, including related equipment sales, increased to ¥6.3 billion in the year ended March 31, 2000 from ¥1.0 billion in the year ended March 31, 1999. This significant increase in cost of systems integration was primarily a result of the significant growth of our systems integration businesses.

     Cost of other equipment sales revenues. Our cost of other equipment sales revenues increased to ¥1.8 billion in the year ended March 31, 2000 from ¥1.1 billion in the year ended March

31, 1999. This increase was primarily related to significant increases in cost of equipment sold to Crosswave. The cost of other equipment sales revenues is approximately equal to other equipment sales revenues because the equipment sales to Crosswave generate low margins.

     Sales and marketing. Sales and marketing expenses increased 65.9% to ¥2.6 billion in the year ended March 31, 2000 from ¥1.6 billion in the year ended March 31, 1999. The increases reflected both an increase in sales and marketing staff and advertising and other marketing expenses, particularly for the promotion of our IIJ4U and IIJ T1 Standard services. Although in percentage terms the increase was significant, as a percentage of total revenues, sales and marketing costs actually declined to 10.3% from 10.6%.

     General and administrative. General and administrative expenses increased 15.9% to ¥1.2 billion in the year ended March 31, 2000 from ¥1.1 billion in the year ended March 31, 1999. The increase in expenses relates to increases in staff as a result of the growth of our operations. As a percentage of total revenues, this is a decrease to 4.9% from 7.2% for the prior period.

     Research and development. Research and Development expenses increased to ¥0.4 billion in the year ended March 31, 2000 from ¥0.2 billion in the year ended March 31, 1999. This increase was primarily related to the development of a proprietary router for 1.5 Mbps services known as a SEIL T1.

     Interest income. Interest income increased to ¥362 million in the year ended March 31, 2000 from ¥4 million in the year ended March 31, 1999. This increase was a result of the interest income generated by the investment of the proceeds in U.S. dollar denominated monetary assets such as commercial paper, bonds and deposits, from our initial public offering in August 1999.

     Interest expense. Interest expense increased marginally to ¥0.3 billion in the year ended March 31, 2000.

     Foreign exchange gains (losses). For the year ended March 31, 2000, we recorded a foreign exchange loss of ¥1.1 billion mainly due to a foreign exchange loss on the U.S. dollar proceeds from our initial public offering attributable to the appreciation of Japanese yen to the U.S. dollar.

     Other-net. We had an increase in other-net to ¥0.3 billion that was primarily due to a non-monetary gain as a result of an exchange of non-marketable securities for marketable common stock in connection with a merger of third parties.

     Income tax. Income tax benefits were ¥1.3 billion in the year ended March 31, 2000 compared to a ¥16 million income tax expenses in the year ended March 31, 1999. This income tax benefit was a result of a decrease in the valuation allowance for deferred tax assets, attributable primarily to the income tax effect of unrealized gains on certain available-for-sale securities.

     Minority interests in consolidated subsidiaries. Minority interests in consolidated subsidiaries amounted to ¥70 million loss in the year ended March 31, 2000, compared to a gain of ¥123 million in the year ended March 31, 1999, reflecting the consolidation of IIJ Technology and IIJ Media Communications effective July 1, 1999.

     Equity in net loss of affiliated companies. Our equity in net loss of affiliated companies increased substantially to ¥3.2 billion in the year ended March 31, 2000 from ¥26 million in the year ended March 31, 1999. This increase was mainly resulting from equity in loss of Crosswave, which began operations in May 1999. Expenses of Crosswave related mainly to continuing network expansion, including fees for the lease of the dark fiber and maintenance relating thereto and depreciation expenses.

     Year ended March 31, 1999 compared to the year ended March 31, 1998

     Connectivity services and value-added services revenues. Connectivity services and value-added services revenues increased 6.6% to ¥12.5 billion in the year ended March 31, 1999 from ¥11.7 billion in the year ended March 31,1998. This revenue growth included increases in revenues from Internet access services.

     Revenues from dedicated access services increased 15.4% to ¥7.8 billion in the year ended March 31, 1999 from ¥6.8 billion in the year ended March 31, 1998. The growth rate declined compared to the 57.4% growth rate in the year ended March 31, 1998. This reduced growth rate reflected the continued sluggish economy in Japan and price competition from other ISPs, primarily in lower bandwidth segments.

     The number of overall IP Service subscribers declined from March 31, 1998 to March 31, 1999. We offered price reductions including discounts for three-year contracts. However, in the year ended March 31, 1999, our IP Service revenues increased by approximately ¥0.6 billion due to increased sales of higher bandwidth services, including to IP Service subscribers of ours that migrated to these higher bandwidth services.

     Revenues from IIJ Economy increased by approximately ¥0.5 billion due to significant growth in the number of subscribers of this service, which was introduced in November 1997.

     Revenues from dial-up access services declined 8.3% to ¥4.1 billion in the year ended March 31, 1999 from ¥ 4.5 billion in the year ended March 31, 1998. The decline was due primarily to a significant decrease in the number of subscribers to our traditional dial-up access services such as Network-type Dial-up IP and Terminal-type Dial-up IP services that we no longer promote. This subscriber decrease was also attributable to price competition from other ISPs and, to a lesser extent, to the prolonged adverse economic situation in Japan. The total number of IIJ4U subscribers continued to increase and IIJ4U revenues grew by approximately ¥0.4 billion as a result. However, this revenue increase was not large enough to offset the decrease of approximately ¥0.8 billion in traditional dial-up access service revenues from the other services in part due to the fact that the monthly revenues per subscriber of IIJ4U was lower than the monthly revenues per subscriber of our traditional dial-up access services and as a result of price reductions for IIJ4U. Revenues from Enterprise Dial-up Standard increased by ¥0.1 billion in the year ended March 31, 1999 primarily because of an increase in subscribers and the fact that this year was its first full year of operations.

     Value-added service revenues increased marginally to ¥0.5 billion in the year ended March 31, 1999 from ¥0.4 billion in the year ended March 31, 1998. Other revenues remained at ¥0.1 billion although there was a marginal decrease.

     Systems integration revenues. Systems integration revenues, which include equipment sales related to systems integration, increased by 123.8% to ¥1.2 billion in the year ended March 31, 1999 from ¥0.5 billion in the year ended March 31, 1998. This increase was attributable to large systems integration projects.

     Other equipment sales revenues. Other equipment sales revenues increased significantly to ¥ 1.1 billion in the year ended March 31, 1999 from ¥0.1 billion in the year ended March 31, 1998. Substantially all of this increase was a result of sales of approximately ¥1.1 billion of telecommunications equipment to Crosswave.

     Cost of connectivity services and value-added services revenues. Cost of connectivity and value-added services increased 24.0% to ¥11.2 billion in the year ended March 31, 1999 from ¥9.0 billion in the year ended March 31, 1998. This increase included material increases in our international and domestic backbone costs due to increases in leased capacity. Although our per unit prices declined, international backbone cost increased 20.3% to ¥3.7 billion in the year ended March 31, 1999 from ¥ 3.1 billion in the year ended March 31, 1998 as we significantly upgraded our capacity between Japan and the United States. Domestic backbone cost increased 86.4% to ¥1.1 billion from ¥0.6 billion as we continued the expansion of our domestic backbone. Dedicated local access line cost increased 20.1% to ¥1.9 billion from ¥1.6 billion as a result of an overall increase in the number of our dedicated access service subscribers. Depreciation and amortization cost increased 23.9% to ¥1.2 billion as we continued to add equipment to our network in connection with the further development and expansion of the network. Other connectivity costs increased approximately ¥0.2 billion to ¥0.7 billion and other costs increased by ¥0.3 billion to ¥2.5 billion both as a result of the growth of our operations and the further development of our network.

     Our costs of connectivity services and value-added services revenues increased as a percentage of revenue to 75.7% in the year ended March 31, 1999 from 73.1% in the year ended March 31, 1998. The principal reasons for the increase were price reductions that we offered during the period and significant expansion of the leased line capacity which was not accompanied by a corresponding increase in revenues. As for the expansion of leased line capacity, the main change in terms of percentage of revenues was as a result of the increase of our domestic backbone costs due to our network buildout in Japan, which increased as a percentage of revenues to 7.5% in the year ended March 31, 1999 from 4.8% in the year ended March 31, 1998, while international backbone costs increased only marginally to 25.2% from 25.1%.

     Cost of systems integration revenues. The cost of systems integration revenues, including related equipment sales, increased to ¥1.0 billion in the year ended March 31, 1999 from ¥0.3 billion in the year ended March 31, 1998. The increases were due to an increase in cost of equipment sales related to systems integration of ¥0.4 billion and an increase of ¥0.3 billion in other costs associated with the early stage growth of our systems integration businesses.

     Cost of other equipment sales revenues. The costs of other equipment sales increased substantially to ¥1.1 billion in the year ended March 31, 1999 from ¥0.1 billion in the year ended March 31, 1998. Most of the cost of other equipment sales related to the cost of telecommunications equipment sold to Crosswave.

     Sales and marketing. Sales and marketing expenses increased slightly to ¥1.6 billion in the year ended March 31, 1999 from ¥1.5 billion in the year ended March 31, 1998. However, as a percentage of total revenue, sales and marketing expenses decreased to 10.6% from 12.3%. A significant increase in costs of sales and marketing staff to ¥0.7 billion from ¥0.5 billion was partially offset by reductions in other marketing expenses, particularly advertising expenses which decreased to ¥0.2 billion from ¥0.3 billion.

     General and administrative. General and administrative expenses increased 13.4% to ¥1.1 billion in the year ended March 31, 1999 from ¥0.9 billion in the year ended March 31, 1998. General and administrative costs decreased slightly, as a percentage of revenues to 7.2% from 7.6%. During this period, we enhanced our administrative functions and increased our administrative staff, as our operations grew rapidly.

     Research and development. Research and development expenses were not material, increasing slightly to ¥243 million from ¥152 million.

     Interest income. There was no significant interest income in either the year ended March 31, 1999 or 1998.

     Interest expense. Interest expense remained at ¥0.2 billion in the year ended March 31, 1999. As a percentage of revenues, interest expense decreased to 1.4% from 1.8%.

     Foreign exchange gains (losses) and other–net. There were no significant changes in either foreign exchange gains (losses) and other–net in the year ended March 31, 1999 from the year ended March 31, 1998 and the amounts for both were not material.

     Income tax. In the year ended March 31, 1999, we had pre-tax loss of ¥1.5 billion. Nevertheless, we recorded income tax expenses of ¥15 million. Valuation allowance of ¥0.8 billion was provided for with respect to the entire operating loss carry forward and other items that would have given rise to deferred tax assets for the year because of the uncertainty as to the future realization or recovery of tax benefit corresponding to such assets. For more information about income tax expenses, see Note 8 of the notes to the consolidated financial statements included elsewhere in this annual report.

     Minority interests in consolidated subsidiaries. The amount of minority interest in losses of consolidated subsidiaries was ¥0.1 billion for the year ended March 31, 1999, primarily as a result of start-up cost and expenses at Net Care and operating losses at IIJ America.

     Equity in net loss of affiliated companies. In the year ended March 31, 1999, combined revenues for the affiliated companies were ¥4.5 billion and combined costs and expenses were ¥4.4 billion. This represented an improvement of revenues from ¥2.6 billion for the year ended March 31,1998, but costs and expenses also increased from ¥3.0 billion. Many of these affiliates showed improved performance in the year ended March 31, 1999, notably Internet Multifeed and IIJ Media Communications, whereas Crosswave recorded material start-up losses. Overall, these affiliated companies incurred a net loss on a combined basis.

B. Liquidity and capital resources

     Our principal capital and liquidity needs historically have related to the development and expansion of our network infrastructure, our investments in our group companies, including Crosswave, sales and marketing activities and general working capital needs. We have met these capital needs primarily from cash flow from operations, issuance of our common shares, capital lease arrangements and short-term and long-term borrowings.

     Net cash provided by operating activities was ¥1.2 billion for the year ended March 31, 2000 and ¥0.4 billion for the year ended March 31, 1999. Despite a sizable net loss for the year ended March 31, 2000, we had cash provided by operating activities primarily due to a large amount of depreciation and amortization, a large amount of equity in net loss of affiliated companies and a significant increase in accounts payable, which were partially offset by an increase in accounts receivable and a deferred income tax benefit.

     Net cash used in investing activities was ¥7.1 billion for the year ended March 31, 2000 and ¥3.7 billion for the year ended March 31, 1999. Cash used in investing activities for the year ended March 31, 2000 and the year ended March 31, 1999 included purchases of short-term and other investments, primarily relating to the investment of our U.S. dollar proceeds from our initial public offering, investments in and advances to affiliated companies, mainly Crosswave, and purchases of property end equipment offset by proceeds from the sale and redemption of short-term investments for the year ended March 31, 2000.

     Net cash provided by financing activities was ¥ 22.2 billion for the year ended March 31, 2000 and ¥3.2 billion for the year ended March 31, 1999. Cash provided by financing activities for the year ended March 31, 2000 and the year ended March 31, 1999 consisted primarily of net increases in short-term borrowing, and proceeds from the initial public offering on the Nasdaq National Market for August 1999 in the amount of ¥17.4 billion, net of stock issue costs.

     As of March 31, 2000, we had cash of ¥16.2 billion. We increased this cash position significantly after the end of the fiscal year as a result of our issuance on April 11, 2000 of 1.75% unsecured convertible notes due 2005 in the aggregate amount of ¥15.0 billion.

     As of March 31, 2000, our short-term borrowings consisted primarily of unsecured notes payable to banks of ¥450 million and bank overdrafts of ¥13.2 billion. The interest rates of the short-term borrowings varied from 0.76% to 1.50%. We decreased our short-term borrowings by ¥5.3 billion after the end of the fiscal year as a result of utilization of cash proceeds from the issuance of the unsecured convertible notes.

     As of March 31, 2000, we had ¥0.9 billion of outstanding long-term borrowings (including the current portion of long-term borrowings) which were all unsecured, fixed rate loans from banks and other financial institutions with interest rates that vary from 1.52% to 1.87%. Most of these loans mature before March 2001 although some extend up to March 2003. Additionally as noted above, on April 11, 2000 we issued ¥ 15.0 billion of 1.75% unsecured convertible notes due 2005.

     Substantially all of our short- and long-term bank borrowings contain conditions that would allow the banks to require us to provide collateral or guarantees with respect to the borrowings. However, we have never received a request to provide collateral or guarantees to any bank. Our primary banking relationships are with Sumitomo Bank, Fuji Bank and Sanwa Bank. The banks are also shareholders and customers of ours.

      In general, we procure data communication equipment for our network under capital lease arrangements. The terms of the lease are generally set based upon our estimate of the useful life of particular items of equipment, typically four years. As of March 31, 2000, the current portion and the non-current portion of capital lease obligations amounted to ¥ 1.6 billion and ¥2.1 billion, respectively, compared with ¥1.3 billion and ¥1.5 billion as of March 31, 1999.

     Due to the rapid change and uncertainties in market conditions and the business environment in which we conduct our business, it is difficult for us to establish capital expenditure and investment plans far in advance. Therefore, our plans are generally for short-term periods and are subject to constant review and adjustment. Under current plans, we plan to:

  invest approximately ¥2.0 to ¥3.0 billion in each of the next few years for increased access to our networks by adding more POPs and increasing our data center facilities; and
  increase our share ownership in our subsidiaries and affiliates as the opportunities arise.

     We believe that existing capital resources and credit available through our existing short-term credit facilities will be sufficient to make our additional planned investments and meet our material commitments while still allowing us to meet our current working capital needs. Additionally, we expect that our current capital resources will be sufficient for operations for approximately the next 15-24 months under current plans.

     Although it is currently unlikely in the short- to medium-term, we may need to obtain additional financing for a variety of reasons. For example, in order to meet with a growing demand for our services, we may need to expand and enhance our network on a larger scale or quicker, or make available additional working capital in amounts greater, than we anticipate. In order to enhance our provision of total Internet solutions we may need to increase capital expenditures or make investments in affiliated companies which we do not currently contemplate. Crosswave may require additional capital in amounts greater than or at times earlier than we anticipate. We may need to make cash infusion in any affiliated company if it faces financial difficulties and we make a strategic or other decision to address such problem. If we do need additional capital and if we are unsuccessful in raising sufficient additional capital, we may need to modify, delay or abandon some of our future investment plans which could have a material adverse effect on our business, prospects, financial conditions and results of operations.

C. Research and development, patents and licenses, etc.

     See the information in "Item 4. Information on the Company —B. Business overview—Research and development".

D. Trend information.

Factors affecting our future financial results

     We expect that the following are the most significant factors likely to affect the financial results of IIJ and its consolidated subsidiaries.

     Revenues. We derive our revenues primarily from recurring monthly fees from our Internet access services and our value-added services, systems integration and sales of equipment. Our connectivity and value-added services revenues accounted for over 60% of our revenues for the year ended March 31, 2000, over 80% of our revenues for the year ended March 31, 1999 and over 90% of our revenues for each of the years ended March 31, 1998 and 1997.

     We are seeking to increase our revenue growth by enhancing our Internet access services through the introduction of a greater variety of access services and bandwidth options, by expanding our value-added services, network consulting, systems integration and OEM businesses and by focusing our efforts on capturing market share in the Internet markets that are most attractive to us.

     Dedicated access services. Dedicated access services are services that connect our customers directly to one of our POPs by a dedicated line. Our three dedicated access services are our IP Service, IIJ T1 Standard and IIJ Economy. We just introduced our IIJ T1 Standard service on October 1, 1999. Dedicated access services have been the largest source of revenues for us over the past few years accounting for 39.5% of our revenues for the year ended March 31, 2000, 52.8% for the year ended March 31, 1999, 54.8% for the year ended March 31, 1998 and 50.3% for the year ended March 31, 1997. One of the keys to our revenue growth is retaining our dedicated access service subscribers and migrating them to higher bandwidth services. We offer discounts for long-term subscribers including a 10% discount on the monthly fees for IP Service subscribers who enter into three-year contracts. Approximately 28% of our IP Service contracts at March 31, 2000 were for at least three years. However, in light of the relatively short-term nature of most of our customer contracts, if customers find our competitors' services more attractive than ours, they may switch to our competitors' services and our revenues may be adversely affected.

     Our revenues will be affected by our ability to retain our existing business customers and to attract new business customers. Recently, we have had a decline in the number of subscribers to our IP Service. Much of this decline was attributable to subscribers who opted to shift to services offered by other ISPs and IIJ T1 Standard because these subscribers had lower bandwidth needs and preferred lower-priced services and to subscribers who terminated services altogether. Of the subscribers that have continued their IP Service, however, many have migrated to higher bandwidth service. As a result, while IP Service prices and the number of IP Service subscribers declined, we have seen an overall increase in our revenues from our IP Service. Although price competition is increasing, we expect market demand for high-end services from business customers to grow further. Our success will depend in large part on our ability to continue to shift existing IP Service subscribers to higher bandwidth levels and to increase the number of subscribers to our IP Service. Further increase in our revenues from IP Service will also depend on the degree to which our customers value and appreciate the high quality of our services, which we have emphasized and will further define and differentiate from our competitors by the service level agreements we introduced in June 1999. We are not seeking to compete by underpricing our competitors but we may have to reduce our prices in order to meet the competition.

     We have had a sharp increase in the number of subscribers to our economy-type dedicated access service that we refer to as IIJ Economy. IIJ Economy costs less and includes more limited support than IP Service. Our future revenues will be affected by our ability to continue to attract subscribers to IIJ Economy, as this is the fastest growing segment of the Japanese dedicated line access market. It is also a market in which there is significant price competition.

     We have also seen a number of new and existing subscribers subscribe to our new IIJ T1 Standard service. In the first six months since introducing the service, we have had 146 subscribers sign up for IIJ T1 Standard. IIJ TI Standard is a new dedicated-line 1.5 Mbps service aimed at medium-sized companies with limited requirements but a desire to have faster Internet connectivity services. As with IIJ Economy, IIJ T1 Standard costs less and includes more limited support and features than our IP Service. Also as with IIJ Economy, this is a fast-growing, price competitive segment of the market. Our ability to attract subscribers to these services and then to upgrade them to our IP Service as their needs increase will be a significant factor affecting our future revenues.

     Dial-up access services. Another primary source of our revenues is our dial-up access services. Dial-up access is access to one of our POPs by making a local call. Dial-up access services, which include services for corporate customers and individual users, accounted for 17.8% of our revenues for the year ended March 31, 2000, 27.8% for the year ended March 31, 1999, 36.3% for the year ended March 31, 1998 and 40.8% for the year ended March 31, 1997.

     Our revenues from dial-up access services will be affected primarily by our ability to attract new subscribers to our dial-up access services, to retain our existing subscribers, and to shift existing corporate subscribers to our dedicated access services and by the effect of price competition on our dial-up access services. Our dial-up access service revenues will also be affected by the continued expansion and development of our high-quality network, the rate at which we are able to increase our POPs and the number of subscribers we are able to add in the new coverage areas. We seek to increase revenues from dial-up subscribers by adding POPs in locations where we have not previously had POPs.

     Our ability to capture market share among individual customers has been somewhat limited due to our relatively low brand-name recognition among consumers not familiar with the Internet and our limited marketing budget to date. A primary focus of our efforts to increase our revenues from individual customers will be our OEM services, in which our OEM services business partner markets and sells Internet access services to individual customers under its own name, and such services are provided through our Internet network infrastructure. Our ability to introduce and expand these services successfully will affect our revenue growth from this source.

     Systems integration revenues. We are currently targeting systems integration to be a driver of growth in revenues and income. In the year ended March 31, 2000, we had significant growth in our systems integration revenues, including related equipment sales, which increased by 548.1% to ¥7.6 billion from only ¥1.2 billion in the year ended March 31, 1999 and ¥0.5 billion in the year ended March 31, 1998. Systems integration consisted of systems and content development, maintenance and operation of networks and equipment sales related to systems integration.

     As our systems integration business is in the early stages of development, most of our activity has involved sales of equipment. However, in fiscal year ended March 31, 2000, we experienced substantial growth in revenues relating to large systems integration projects which were not specifically related to equipment sales but rather related to the planning, development and deployment of a large system for our clients. Because the margins on equipment sales are generally low, many of our earlier projects generated little or no profit. However, our recent systems integration projects have also included more than equipment sales and, as a result have generated better margins.

     Over the long term, we seek to improve revenues and margins through systems integration sales. We seek to retain our systems integration customers as our customers for higher-margin consulting, co-location services, operation and maintenance, software development, and upgrades included in systems integration. Systems integration sales also provide other benefits to us. Most of our systems integration customers also become Internet access service customers, and we expect those relationships to continue. In addition, these projects enable us to accumulate experience and build on our reputation in systems integration, which we believe will give us the opportunity to share in the growth of the market for such services. As with other equipment sales, our revenues in any particular fiscal quarter may vary substantially as a result of concentrated sales from large projects.

     For the most part, there is little seasonality in our business. However, as we increase our revenues from systems integration, we are beginning to see minor seasonal variations. The primary seasonal variations in systems integration revenues appear to relate to companies budgetary cycles and result in a larger amount of revenues from systems integration at the end of the first half of the fiscal year and the end of the fiscal year as companies attempt to complete large systems integration projects during those periods. This seasonality may affect our revenues on a quarter-to-quarter basis.

     Additional factors affecting revenues. Our revenues will be affected by the extent to which businesses in Japan exploit the Internet to its full potential on a commercial basis, including, for example, creating Internet sites for advertisements, e-commerce between businesses and consumers or between businesses and businesses and expansion of the range of devices that access the Internet. The active commercial application of the Internet will require high-quality and high-capacity connectivity services for both businesses and individuals. It will also require total Internet solutions provision including various Internet access services, systems integration and other value-added services which we are well positioned to provide.

     The degree of business usage will also depend upon a variety of factors including technological advances, reliability of security systems and users' familiarity with and confidence in new technologies. The advancement of business usage will also depend upon the rate at which Japanese companies in certain industries begin or significantly increase their Internet usage, particularly the financial, manufacturing or retail segments. We believe Japanese companies in these and other industries have not yet embraced the Internet to the extent their counterparts in the United States have. However, several financial institutions have begun offering on-line securities trading and other companies are developing portal sites and on-line shopping sites for Internet users in Japan.

     Our revenues have suffered from the economic situation in Japan. Although Internet use has continued to grow rapidly in Japan over the last few years, many businesses have limited their expenditures for information technologies, including Internet-related items. As a result, our revenues have not increased as much as we anticipated. If the economic situation continues to decline or does not improve, our revenues will continue to be adversely affected.

     We expect Internet usage to continue to grow rapidly in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to offer a broad range of services to meet our customers' demands will significantly influence our future revenues.

     Costs and expenses

     We provide our Internet access services on a high-quality network that we have developed and operate. Our backbone is constructed by using leased lines. Our primary cost of connectivity services and value-added services revenues are the leasing fees that we pay for these lines and for the dedicated local access lines that our subscribers use to connect with our network. Other primary components of our costs are depreciation and amortization of capital leases for network equipment, cost of equipment sold, personnel and other expenses for technical and customer support staff and network operation center costs. Most of our network equipment is leased rather than purchased to take advantage of the financing provided by a capital lease arrangement.

     We have invested heavily in the last few years in developing and expanding our network. Our costs have increased substantially as a result. In the year ended March 31, 2000, our leased line and other connectivity costs were equal to ¥10.5 billion, or 41.5% of our revenues. In the year ended March 31, 1999, these costs were equal to ¥7.4 billion, or 50.2% of our revenues. Of this ¥10.5 billion for the year ended March 31, 2000, our international backbone cost was ¥5.7 billion, domestic backbone cost was ¥1.5 billion, dedicated local access line cost was ¥2.1 billion and other connectivity cost was ¥1.2 billion. We collect dedicated local access line fees from the subscribers and pay them over to the carriers.

     We expect our leased line costs to continue to rise in absolute terms in the near term as we continue to add capacity, both domestically and internationally, to handle the additional traffic on our network. It is hard to predict the trend beyond the near term with any certainty. While we expect unit prices for transmission lines to decline, our overall network capacity will continue to increase, and thus the trend will depend upon the rate at which our capacity will grow, the degree to which the unit prices of the lines will decline, the particular manner in which we procure and contract for the lines, and other factors.

     We expect that the per unit cost of leased transmission lines in Japan, and between Japan and the United States, will decline. Existing carriers and new carriers like Crosswave are expanding available bandwidth in Japan through installation of new fiber and through technology that expands bandwidth of existing fiber. We also expect significant additional capacity between Japan and the United States to come on to the market upon the completion of a number of undersea cables expected later this year. We believe the additional trans-Pacific capacity will be less expensive than capacity obtained from traditional leased lines. These lower prices will help us reduce our costs. Additionally, as we continue to increase our capacity between Japan and the United States to meet increasing volumes of traffic, we expect to be able to obtain larger bulk discounts as we lease larger capacity lines.

     As we add new capacity and replace portions of our existing domestic backbone with leased lines from Crosswave, our margins may increase. Crosswave's lines will be significantly less expensive than our current leased lines. Since April 1999, we have upgraded the capacity of a number of our trunk lines by using Crosswave's lines.

     If there are delays in the completion of projects and/or if domestic and trans-Pacific leased line costs do not decline as we expect, our earnings and results of operations will be adversely affected.

     We categorize our Internet access services revenues into dedicated access services and dial-up access services; however, there is no reasonable means to, and accordingly we do not, allocate the leasing fees for leased lines, other than customers' local access lines, and the lease payments, depreciation and other charges for network equipment to each such category of our Internet access service revenues.

     With respect to the cost of systems integration revenues, including related equipment sales, as noted above, the main determinant of whether our costs will be high relative to our revenues is whether we are able to generate significant higher margin systems integration work. To do so, we must generate systems integration work that relies more heavily on our engineering and technological expertise instead of systems integration work that primarily focuses on the delivery of networking equipment. By doing more planning, designing and engineering-related work rather than just equipment procurement, we believe that not only will we be able to increase our margins, but, we will also be able to increase customer satisfaction and our subscriber retention and repeat business rates because we will be able to provide our customers with advanced, cost-effective total Internet solutions.

     Sales and marketing

     Our sales and marketing expenses consist primarily of costs related to marketing and general advertising and sales and marketing personnel expenses. Our sales and marketing expenses will increase as we expand our operations significantly and as we increase our sales and marketing activities. These increases will include increases in sales personnel expenses and in expenses payable to sales agents.

     General and administrative

     Our general and administrative expenses include primarily expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. We believe that these expenses will increase as we grow our business and as we add additional staff.

     Other income and expenses

     Our other income and expenses include, among other things, interest income and expenses and other items such as foreign exchange gains or losses. Most of our interest expense is under capital leases and for unsecured convertible notes issued on April 11, 2000. As we increase capital leases or borrowing in order to finance further development of our backbone and data centers and for other investments, interest expenses will also increase. Interest income and interest expenses are also affected by the fluctuation of market interest rates.

     Additionally, and importantly, our results of operations may continue to be affected by volatility in the foreign currency fluctuations, particularly if we have to convert the U.S. dollar funds to yen at unfavorable exchange rates. As noted, we continue to hold a significant amount of the proceeds from our initial public offering in U.S. dollars. These funds are not hedged by currency borrowings or other hedging instruments. To the extent there is additional strengthening of the yen, we will have additional accounting foreign exchange losses. However, to the extent the dollar appreciates and/or we have uses for the U.S. dollar funds, our results of operations will not be adversely affected.

     Crosswave Communications Inc.

     Another important factor that will affect our future financial results is the performance of Crosswave. Our results of operations will be affected by the results of operations of Crosswave because we account for Crosswave using the equity method.

     Crosswave operates a nationwide network dedicated to data transmission. Crosswave began operations in the beginning of May 1999 with service in the Tokyo -Nagoya-Osaka-Hokuriku ring and, as of May 2000, was operating in all prefectures in Japan except Okinawa and Shimane.

Crosswave generates three types of revenues:

  fees from leasing its lines as dedicated lines to customers, including IIJ;
  fees from its network platform service, which will allow customers to lease dedicated networks from Crosswave thereby using the Crosswave network as their own network infrastructure; and
  fees from its dial-up port service, which will allow customers to use Crosswave's dial-up ports as access points for their own networking purposes.

     Crosswave's primary expenses are related to the development of its domestic network, including primarily the fees that it pays to KDD for dark fiber and maintenance of the lines as well as the costs of networking equipment. Other significant expenses include sales and marketing expenses.

     We expect that Crosswave's total expenses to implement its current business plan will be approximately ¥20.0 billion for the year ending March 31, 2001 and approximately ¥26.5 billion for the year ending March 31, 2002. However, if Crosswave takes initiatives not contemplated by its current business plan, such as expansion of its network to include domestic local lines, expanding its business to include local access through fixed wireless access or entering into arrangements or long-term contracts to obtain rights to international lines or any other businesses, Crosswave's total expenses would increase.

     The contract with KDD for dark fiber is treated as an operating lease. Under the contract, which is through April 2009, payments consist of variable and fixed portions. The amount of the variable portions will vary depending upon the level of Crosswave's gross revenue but will increase annually. The amount of the fixed portions will be flat, except that the amount will increase in April 2002. The maintenance fee will also increase annually until the year ending March 31, 2003 and will stay flat thereafter. Accordingly, Crosswave's cash payments under the lease in later years of the contract will be larger than those in earlier years. The fixed portions of the lease payment and the maintenance fee will be averaged over the entire term of the lease so that in the early years Crosswave will recognize expenses which will be greater than cash payments.

     We expect that Crosswave will operate at a loss for at least the next several fiscal years. Crosswave's loss for the year ended March 31, 2000 may not be representative of future losses as we expect that expenses will increase after March 31, 2000. However, Crosswave has a limited operating history, the business environment surrounding Crosswave is uncertain and the manner in which Crosswave conducts its business may change significantly depending upon a number of considerations

(e.g., networking equipment can be leased or purchased, or Crosswave may engage in the domestic local line business, the international leased line business or other businesses that are beyond the scope of its current business plan). Consequently Crosswave's total annual expenses could be larger than we anticipate, or its revenues could be smaller than we anticipate; however, we are not directly responsible for any of the expenses of Crosswave beyond our equity investment.

Item 6. Directors and senior management and employees

A. Directors and senior management

     Our directors, executive officers and statutory auditors of IIJ as of June 30, 2000 were:

Name	Age	Position

Koichi Suzuki	53	President, Chief Executive Officer and Representative Director
Hiroyuki Fukase	48	Director
Akio Onishi	41	Director
Yasuhiro Nishi	41	Director, Chief Financial Officer and Chief Accounting Officer
Toshiya Asaba	38	Director and Co-chief Technology Officer
Shunichi Kozasa	51	Director
Hideshi Hojo	42	Director
Kazumasa Utashiro	39	Co-chief Technology Officer
Hideki Matsushita	57	Standing Statutory Auditor
Yukihiro Yoshida	54	Statutory Auditor
Eizou Kobayashi	51	Statutory Auditor

     Koichi Suzuki has been the President and Representative Director of IIJ since April 1994, and has over 20 years of experience in the computer and communication industry. From December 1992 to April 1994, Mr. Suzuki was a Director of IIJ. In addition, Mr. Suzuki is the Representative Director of Crosswave, IIJ America, IIJ Media Communications, IIJ Technology, Internet Multifeed, Net Care, Asia Internet Holding, Asia Internet Holding, Taiwan and AIH Korea. He also serves as a Director of atom, and Monex, Inc. Prior to joining IIJ, Mr. Suzuki was employed at Japan Management Association where he served as general manager.

     Hiroyuki Fukase has been the Chairman and a Director of IIJ since April 1994 and has over 20 years experience in the software industry. From December 1992 to April 1994, Mr. Fukase was the Representative Director of IIJ. Mr. Fukase is also a Director of Asia Internet Holding, IIJ America, AlH Korea, Asia Internet Holding Taiwan, IIJ Technology and Net Care. Prior to joining IIJ, Mr. Fukase was employed at ASCII Corporation where he served as general manager.

     Akio Onishi has been a Director of IIJ since June 1998. Mr. Onishi joined IIJ in April 1997 and served as Chief Strategic Officer from May 1999 to June 2000. Mr. Onishi became Chief Executive Officer of Crosswave in May 2000. Mr. Onishi is also a Director of Crosswave, Internet Multifeed, Net Care and DLJdirect SFG Securities Inc. Prior to joining IIJ, Mr. Onishi worked at the Organization for Economic Cooperation and Development from February 1995 to April 1997, at McKinsey & Company Japan as a consultant from October 1989 to February 1995, and at the Ministry of International Trade and Industry of Japan from April 1982 to July 1989.

     Yasuhiro Nishi has served as a Director of IIJ since June 1999 and as Chief Financial Officer and Chief Accounting Officer of IIJ since May 1999. From March 1999 to June 1999, Mr. Nishi was the Manager of the Corporate Planning Department and the General Manager of the Strategic Sales Division. Prior to joining IIJ, Mr. Nishi had 17 years of experience in the finance industry working at The Industrial Bank of Japan, Limited where he had been since 1982.

     Toshiya Asaba has served as a Director of IIJ since June 1999 and as Co-Chief Technology Officer of IIJ since May 1999. From 1995 to June 1999, Mr. Asaba was General Manager, Network Engineering Division. Mr. Asaba is also a Director of Asia Internet Holding, Asia Internet Holding Taiwan, IIJ America and Internet Multifeed. Mr. Asaba joined IIJ in 1992. Mr. Asaba had 10 years of Internet experience including three years of Internet-related research experience and seven years of Internet backbone engineering experience, including network design, routing and traffic management.

     Shunichi Kozasa has served as a Director of IIJ since June 1999. Mr. Kozasa joined IIJ in April 1998 as the head of our regional office in Osaka. Prior to joining IIJ, Mr. Kozasa worked at NTT for over 20 years, most recently as a general manager of the corporate sales division.

     Kazumasa Utashiro has served as Co-Chief Technology Officer of IIJ since May 1999 and has 16 years of Unix software development and Internet-related research experiences. From April 1995 to June 1999, Mr. Utashiro was General Manager, Applied Technology Division. Mr. Utashiro joined IIJ in 1994. Prior to joining IIJ, Mr. Utashiro worked at Software Research Associates.

     Hideshi Hojo has served as a Director of IIJ since June 2000 and as General Manager of the Sales Division in the Marketing Headquarters since February 1998. Mr. Hojo is also a General Manager of the Sales & Marketing Planning Division of Crosswave, General Manager of the Market Development Department of IIJ Technology, Director of East Communication Co., Ltd., and Director of Cyber Net Communications Co., Ltd. Mr. Hojo joined IIJ in 1996. Prior to joining IIJ, Mr.Hojo had 16 years of experience in the field of sales working for the Itochu Group.

     Hideki Matsushita has been the Standing Statutory Auditor of IIJ since June 1998. Mr. Matsushita had been seconded from Dai-Ichi Life Insurance, a leading life insurance company in Japan, since April 1997.

     Yukihiro Yoshida has served as a Statutory Auditor of IIJ since June 1999. Mr. Yoshida has been a deputy general manager, of Sumitomo Corporation since April 1999. He started working at Sumitomo in April 1968.

     Eizou Kobayashi has served as a Statutory Auditor of IIJ since June 1999. Mr. Kobayashi has been chief operating officer, Information Technology & Telecommunication Division of Itochu Corporation. He started working at Itochu in April 1972.

B. Compensation

     For the year ended March 31, 2000, the aggregate compensation paid by IIJ to all of its executive officers and directors was approximately ¥134 million. On March 31, 2000, certain directors of IIJ were provided with 375 warrants exercisable for shares of common stock of IIJ Technology. Each warrant is exercisable for one share of common stock up to 7 or 8 years from the date of grant at an exercise price of ¥ 300,000 and was purchased for 1% of the exercise price.

C. Board practices

      The current terms of Messrs. Suzuki, Fukase, Onishi, Nishi, Asaba, Kozasa and Matsushita

expire at the ordinary general meeting of shareholders held for fiscal 2000. The current terms for Messrs. Hojo, Yoshida and Kobayashi expire at the ordinary general meeting for shareholders held for fiscal 2001. We do not have an audit and remuneration committee, as is standard practice in Japan. Neither we nor any of our subsidiaries has any service contracts with or providing for benefits upon termination of employment.

D. Employees

     As of March 31, 2000, we had 339 employees, including employees of our consolidated subsidiaries. 176 of these employees were in engineering, 114 in sales functions and 49 in administrative. We had 151, 222 and 266 employees as of March 31, 1997, 1998 and 1999. We had an average of approximately 200 temporary employees for the fiscal year ending March 31, 2000, including temporary employees of our consolidated subsidiaries. Our employees are not members of any union.

E. Share ownership

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of June 30 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned

	Number	Percentage

Koichi Suzuki	2,269	10.09
Directors and executive
officers as a group(1)	2,896	12.88
______________
(1)	Includes Koichi Suzuki's holding which is also separately set forth above. No other director or executive officer is a beneficial owner of more than 0.5%, except Hiroyuki Fukase who beneficially owns 2.09%

Stock option plan

     As of March 31, 2000, we did not have a stock option plan. In May 2000, we implemented a stock option plan for our directors and employees under which options to acquire a total of 295 shares or 590,000 ADS equivalents, or approximately 1.2% of total outstanding shares. The options were granted to 34 directors and employees on May 31, 2000. The option exercise price for the shares was determined by setting the price at 5% above the 30-day moving average of closing market prices beginning 45 days prior to the date of the grant. The options will be exercisable at various times from 2 years to 10 years from the date of grant.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of June 30, 2000 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group.

	Shares of Common Stock Beneficially Owned

Name of Beneficial Owner

	Number	Percentage

Koichi Suzuki	2,269	10.09
Itochu Corp. and affiliates	1,611	7.17
Sumitomo Corp. and affiliates	1,582	7.04
NTT Communications	1,252	5.57
Directors and executive
officers as a group(1)	2,896	12.88
_______________
(1)	Includes Koichi Suzuki's holding which is also separately set forth above. No other director or executive officer is a beneficial owner of more than 0.5%, except Hiroyuki Fukase who beneficially owns 2.09%.

     Our ADSs are traded only on the Nasdaq National Market. Our common stock is not otherwise registered for trading on any exchange. Of the 22,480 shares of common stock outstanding as of March 31, 2000, 5,852 shares were held in the form of ADSs, which is equal to 11,704,000 ADSs.

      Our major shareholders have the same voting rights as other holders of our common stock. We are not controlled directly or indirectly by any other entity and are not aware of any arrangement to effect a change in control of the Company.

B. Related party transactions.

Transactions between IIJ and directors, officers, statutory auditors, or their respective family members or enterprises over which they can exercise significant influence.

     Since April 1, 1999 through June 30, 2000, there have been no transactions between IIJ and these parties other than the enterprises described below.Since April 1, 1999 through June 30, 2000, there have been no transactions between IIJ and these parties other than the enterprises described below.

Transactions between IIJ and its principal shareholders, subsidiaries, and affiliates

     Since April 1, 1999 through June 30, 2000, IIJ received from Sumitomo Corp. ¥25.6 million as revenues from IIJ’s Internet business, and paid ¥27.9 million to Sumitomo Corp. for employees of Sumitomo Corp. that had been assigned, or seconded, to IIJ.

     Since April 1, 1999 through June 30, 2000, IIJ received from Itochu Corp. ¥2.6 million as revenues from IIJ’s Internet business and paid ¥22.8 million to Itochu Corp. for employees of Itochu Corp. seconded to IIJ.

     Since April 1, 1999 through June 30, 2000, IIJ received from NTT ¥73.4 million as revenues from IIJ’s Internet business and paid ¥2,978.7 million for its leased lines, INS lines and other lines from NTT and ¥76.1 million for NTT’s engineering work.

     Since April 1, 1999 through June 30, 2000, IIJ received from The Dai-Ichi Mutual Life

Insurance Company ¥26.3 million as revenues from IIJ’s Internet business, paid insurance premiums to Dai-ichi Mutual Life in the amount of ¥91.3 million and paid ¥28.0 million to Dai-Ichi Mutual Life for employees of Dai-Ichi Mutual Life seconded to IIJ.

     Since April 1, 1999 through June 30, 2000, we have paid approximately ¥193.2 million for services from Crosswave. IIJ Technology has paid ¥6.7 million in revenues for services that we purchased from Crosswave. We received payment of approximately ¥1,373.6 million from Crosswave for network equipment that we sold to Crosswave. IIJ Technology received ¥5.1 million for software that we sold to Crosswave. We also received approximately ¥13.4 million in rental fees for office space from Crosswave, ¥13.3 million for various access services provided by us and our subsidiary, NetCare, to Crosswave, and an additional ¥16.8 million for various other services that IIJ and IIJ group company members provided Crosswave.

     In fiscal 1999, we seconded a number of employees to Crosswave. For these employees, we received approximately ¥172.5 million from Crosswave. Additionally, IIJ and its subsidiary received approximately ¥128.8 million for services that were outsourced by Crosswave to us.

     There are no loans, or guarantees of any kind, outstanding to or for the benefit of, any directors, officers, statutory auditors, their respective family members or enterprises over which they exercise significant influence, subsidiaries, affiliates, or principal shareholders from the company or any of its subsidiaries.

C. Interests of experts and counsel.

     Not applicable.

Item 8. Financial Information

     The information required by this item has been attached hereto beginning on page F-1

Item 9. The Offer and Listing

     American Depositary Shares representing our common stock have been quoted on the Nasdaq National Market since August 9, 1999.

The price history of our ADSs is reflected in the table below:

	NASDAQ ($)

	High	Low

August 1999	51.625	23.000
September 1999	82.938	49.125
Quarter ended September 30, 1999*	82.938	23.000
October 1999	61.875	38.750
November 1999	108.875	48.438
December 1999	129.125	94.000
Quarter ended December 31, 1999	129.125	38.750
January 2000	120.000	73.250
February 2000	123.375	79.000
March 2000	110.125	69.750
Quarter ended March 31, 2000	123.375	69.750
April 2000	67.500	33.000
May 2000	65.063	52.125
June 2000	67.000	54.500

_______________

*Since the Company’s initial public offering in August, 1999.

Item 10. Additional Information

A. Share capital

     Not applicable.

B. Memorandum and articles of association

Objects and purposes in our Articles of Incorporation

     Article 2 of our Articles of Incorporation states our objects and purposes:

  Provision of a value-added information network under the Telecommunications Business Law;
  Business of construction for telecommunications;
  Undertaking of maintenance services for telecommunications facilities;
  Manufacture, maintenance, sale, purchase, lease, export and import of telecommunications’ machinery and equipment, and systems and software concerning telecommunications;
  Undertaking of research and study concerning the telecommunications market and telecommunications technology;
  Planning and designing of, and introduction and guidance concerning the management and operation of telecommunications systems;
  The holding of lectures, symposiums and seminars, etc. concerning telecommunications and information processing;
  The sale and purchase of telephone subscribers’ rights; and
  Any and all businesses related or incidental to the foregoing.

Provisions regarding Directors

     There is no provision in the Articles as to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested, but the Commercial Code of Japan provides that such Director is required to refrain from voting on such matters at the Board of Director’s meetings.

     The Code provides that compensation for Directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the Board of Directors will determine the amount of compensation for each Director. The Board of Directors may, by its resolution, leave such decision to the president’s discretion.

     The Code provides that a significant loan from third party by a company should be approved by the Board of Directors. Our Regulations of the Board of Directors have adopted this policy.

    There is no mandatory retirement age for Directors under the Code or the Articles.

     There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a Director under the Code or the Articles.

Rights of shareholders of our common stock

     We have issued only one class of shares, our common stock. Rights of holders of shares of our common stock have under the Code and the Articles of Incorporation include:

  the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, with this right lapsing three full years after the due date for payment according to a provision in the Articles;
  the right to receive interim dividends as provided for in the Articles, with this right lapsing three full years after the due date for payment according to a provision in the Articles;
  the right to vote at a shareholders’ meeting (cumulative voting is not allowed under the Articles);
  the right to receive surplus in the event of liquidation; and
  the right to require us to purchase shares when a shareholder opposes (i) the transfer of all or material part of the business, (ii) an amendment of the Articles to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company or (iv) merger; all of which must be consummated by a two-thirds affirmative vote of the voting rights of the shareholders at a shareholders’ meeting at which shareholders having a majority of the voting rights are in attendance.

     The Code provides additional specific rights for shareholders owning a substantial number of shares.

      Shareholders holding 10% or more of the total issued shares have the right to apply to a court of competent jurisdiction, or competent court, for:

  dissolution, and
  commencement of reorganization proceedings as provided for in The Company Reorganization Law of Japan.

     Shareholders who have held 3% or more of the total issued shares for six months or morehave the right to:

  demand the convening of a general meeting of shareholders, apply to a competent court for removal of a director or statutory auditor, apply to a competent court for removal of a liquidator,
  apply to a competent court for reorganization of the company, and apply to a competent court for an order to inspect our business and assets in a specialliquidation proceeding.

     Shareholders holding 3% or more of the total issued shares have the right to:

  examine our accounting books and documents and make copies of them, apply to a competent court for permission to examine accounting books and documentsof a subsidiary and make copies of them, and appointment of an inspector to inspect our operation or financial condition.

     Shareholders who have held 1% or more of the total issued shares for six months or more have the right to:

  demand that certain matters be made agendaitems at a general meeting ofshareholders, and apply to a competent court for appointment of an inspector to review the correctnessof the convocation and voting procedures of a general meeting of shareholders.

     Shareholders who have held 300 shares for six months or more have the right to demand that certain matters be made objects at a general meeting of shareholders

     Shareholders who have held any number of shares for six months or more have the right to demand:

  us to institute an action to enforce the liability of one of our directors or statutoryauditors, us to institute an action to recover from a recipient the benefit of a proprietary naturegiven in relation to exercising the right of a shareholder, and a director on our behalf for the cessation of an illegal or ultra vires action.

     There is no provision under the Code or the Articles which forces shareholders to make additional contributions when requested by us.

     Under the Code, in order to change the rights of stockholders which are stipulated and defined in the Articles of Incorporation, we must amend the Articles. Amendment must be approved by a special resolution of shareholders where two-thirds of shareholders vote at a shareholders’ meeting at which shareholders having a majority of the voting rights of the stock are in attendance.

     Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on the determination to convene it by the Board of Directors. A shareholder having held 3% or more of our total outstanding shares for six months or more is entitled to demand the Board of Directors to convene a shareholders’ meeting under the Code. Under the Articles, shareholders of record as of March 31 of each year have the right to attend the annual general meeting of our shareholders. In order to determine the shareholders entitled to attend extraordinary general meetings of our shareholders, we are required to make public notice of record date at least two weeks prior to the record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.

Rights of holders of fractional shares of our common stock

     Under the Commercial Code of Japan, holders of fractional shares representing 1/100th of a share or integral multiples of 1/100th of a share have the following limited rights:

  to request a company to issue certificates for the fractional shares unless thecompany’s articles of incorporation provide that the company does not issue suchcertificates;
  to inspect and copy the register of fractional shares;
  to receive additional shares, money and residual properties in the event of cancellation,consolidation or split of shares, stock transfer, exchange of shares, or merger;and dividend, interim dividend or preemptive rights if so provided in their articles ofincorporation, as is provided in ours;

     Holders of fractional shares may sell their fractional shares by delivery of certificates of fractional shares unless the company’s articles of incorporation provide that the company does not issue such certificates, in which case the holders may request the company to purchase their fractional shares. Our Articles do not contain a provision against the issuance of such certificates.

     Holders of fractional shares recorded in the register of fractional shares or holding certificates of fractional shares may exercise their rights. Holders of fractional shares holding certificates shall deposit the certificates with us in order to exercise their rights. Our Articles provide that we may fix a record date to determine the holders of fractional shares who can exercise their rights.

Restrictions on holders of our common stock

     There is no restriction on non-resident or foreign shareholders on the holding of our shares or on the exercise of voting rights. However, pursuant to a provision of the Articles, a shareholder who does not have an address or residence in Japan is required to file its temporary address in Japan or that of a standing proxy having any address or residence in Japan with our transfer agent.

     There is no provision in our Articles that would have the effect of delaying, deferring or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

     There is no provision in our Articles or other subordinated rules regarding the ownership threshold, above which shareholder ownership must be disclosed. Although a shareholder holding more than 5% of the shares in a public company in Japan is required to disclose such shareholding pursuant to the Securities Exchange Law of Japan, this is inapplicable to us as we are not a public company in Japan.

     There is no provision in our Articles governing changes in the capital more stringent than is required by law.

     For a description of rights of holders of ADSs, please see the "Description of American Depositary Receipts" section in our F-1 Registration Statement (File No. 333-10584), declared effective on August 3, 1999, as amended, hereby incorporated by reference.

C. Material contracts

     Joint Venture Agreement, dated January 26, 1999 and amended May 10, 1999, May 31, 1999, September 26, 1999, November 30, 1999, January 26, 2000 and May 11, 2000, among IIJ, Toyota Motor Corporation and Sony Corporation provided for the establishment of Crosswave Communications Inc. with initial investment provided by each of these three companies in the amount of ¥40 million, ¥30 million and ¥30 million, respectively, as well a commitment to subscribe to newly issued shares of Crosswave at the same ratio.

     Right of Use Agreement for Transmission Network Facilities, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDD Corporation) grants Crosswave a ten-year indefeasible right of use to use lines of optical fiber, optical fiber cable and other telecommunication facilities needed to transmit telecommunication signals over a total distance of 7,670 kilometers throughout 45 of Japan’s 47 prefectures. The grant is renewable for additional three-year periods. The fixed fees for the grant, which are subject to renegotiation in the event that changed circumstance make the fees unreasonable, are set at ¥2 billion for the first three years and then increase yearly to a maximum almost ¥11 million by the tenth year.

     Memorandum on Amendments to the Original Agreement, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDD Corporation) revises, among other things, the total distance and pricing terms and also establishes fees for the maintenance of transmission facilities. The fixed fees for the right of use were maintained at ¥2 billion for the first three years but reduced to ¥ 4 billion for the fourth through the tenth years. Fees linked with sales were set at 5% of the gross sales for each business year. Maintenance fees were set at ¥500 million for the first year, ¥1 billion for the second year, ¥2 billion for the third year and ¥2.5 billion for all subsequent years.

     Confirmation of IRU Fees, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDD Corporation) confirms the pricing terms set forth under the Right of Use Agreement for Transmission Network Facilities and the Memorandum on Amendments to the Original Agreement such that the target amounts for the fixed fees and fees linked with sales would range from ¥2.4 billion in the first year to ¥9 billion in the tenth year.

     Memorandum on Business Cooperation, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDD Corporation) (with English translation)* provides that Teleway will perform services for Crosswave with regard to the design, operation and maintenance of the network relating to the Original Agreement and that Crosswave will not engage in voice/sound transmission services using telephone switching equipment. The term of this memorandum is the same as the Original Agreement.

     Basic Agreement to Delegate Services, dated April 1, 1997, between IIJ and IIJ Technology Inc. sets forth a general framework and basic conditions, such as treatment of confidential information and intellectual property, pursuant to which IIJ will consign certain business to IIJ Technology Inc. The content, scope and other detailed matters of the business to be entrusted are to be provided in separate contracts. The term of this agreement was one year with a provision for automatic one-year renewals.

      Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (with English translation)* establishes the terms under which the two parties will cooperate in the incorporation and financing of Internet Multifeed Co. The term of this agreement is three years with a provision for automatic one-year renewals.

     Basic Agreement to Delegate Services, dated January 30, 1995, between IIJ and IIJ Media Communications Inc. (with English translation) sets forth a general framework and basic conditions, such as treatment of confidential information, pursuant to which IIJ will consign certain Internet-related business to IIJ Media Communications Inc. The content, scope and other detailed matters of the business to be entrusted are to be provided in separate contracts. The term of the agreement is one year with a provision for automatic one-year renewals.

     Memorandum of Understanding Regarding Technical Cooperation, dated April 1, 1997, between IIJ and IIJ Media Communications Inc. sets forth a general framework and basic conditions, such as treatment of confidential information and intellectual property, pursuant to which the two companies will cooperate on technical research and development relating to Internet applications and services. The term of the memorandum is three years and it may be extended upon agreement between the parties.

     Basic Agreement to Delegate Services, dated April 1, 1998, between IIJ and Net Care, Inc. (with English translation) sets forth a general framework and basic conditions, such as treatment of confidential information, pursuant to which IIJ will consign certain Internet-related business to Net Care, Inc. The content, scope and other detailed matters related to the business to be entrusted are to be provided in separate contracts. The term of the agreement is one year with a provision for automatic one-year renewals.

     Under the Software License Agreement between Trusted Information Systems, Inc. (“TIS”) (TIS later merged into Network Associates Inc. which acceded to the agreement) and IIJ, dated November 9, 1994, including two amendment agreements thereto, dated March 30, 1998 and February 17, 1999, IIJ was granted a non-exclusive, non-transferrable license to use firewall software for a onetime advance fee of US$500,000 and an annual subscription fee of US$750 for each copy of the software. The term of the Agreement is one year with a provision for automatic one-year renewals subject to certain conditions.

     Under the Purchase and Sales Agreement, dated January 8, 1999, between IIJ and Crosswave Communications Inc. (with English translation)* IIJ sold Crosswave certain equipment, including CIENA Multiwave Sentry 4000 and related devices for ¥2.5 billion.

     Under the Individual Agreement on Entrustment of Business between IIJ and Asia Internet Holding Co., Ltd., dated July 1, 1998 Asia Internet Holding entrusted IIJ with the construction of AIH’s network, management and operation of AIH’s network and related business in exchange for a monthly fee of ¥10 million. This term of this agreement is one year with a provision for automatic one-year renewals subject to certain conditions.

     Enforcement Rules with regard to the Payment of Fee for Right of Use of Transmission Network Facilities, dated September 30, 1999, between Crosswave Communications Inc. and KDD Corporation establishes rules with regard to the payment of a fee by Crosswave Communications Inc. to KDD Corporation for its right of use of transmission network facilities, pursuant to Article 22 of the Right of Use Agreement for Transmission Network Facilities, executed on November 30, 1998. The rules took effect on May 1, 1999.

     Sales Cooperation Agreement, dated August 20, 1999, between Crosswave Communications Inc. and Internet Initiative Japan Inc. is an annually renewable agreement pursuant to which IIJ acts as a sales agent for Crosswave Communications and refers IIJ customers for non-Internet services in exchange for a sales commission of between 5 and 20% of the monthly basic line fee for IIJ’s high-speed backbone services and wide area Ethernet platform services.

     Under the Business Entrustment Agreement, dated April 1, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. Crosswave Communications Inc. entrusts to IIJ daily accounting business, preparation of trial balance and statement of accounts, and purchase of goods in exchange for ¥500,000 per month. This term of this agreement is one year with a provision for automatic one-year renewals subject to certain conditions.

     Under the Letter of Confirmation, dated November 16, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation) Crosswave Communications Inc. provides trial services based on the Dialup Dedicated Port Provision Service Agreement and Dialup Dedicated Port Provision Service Memorandum in exchange for payment by IIJ prior to the approval of the Agreement and Memorandum by the Ministry of Posts and Telecommunications.

     Under the Agreement On Trial Service Of the International Dedicated Line dated June 1, 2000 between Crosswave Communications Inc. and Internet Initiative Japan Inc. Crosswave Communications is to provide IIJ with a 155 mbps leased line between Japan and the U.S. on a trial basis beginning July 2000 at a fee of ¥20 million per month.

     Under the Data Center Service Agency Agreement dated March 1, 2000 between Crosswave Communications Inc. and Internet Initiative Japan Inc. Crosswave Communications leases racks in its data centers at a fixed amount per rack. The payment terms for the leases are set at fair market value based on market pricing. The term of the agreement is three years with a provision for automatic one-year renewals subject to certain conditions.

D. Exchange controls.

Japanese foreign exchange regulations

     The Foreign Exchange and Foreign Trade Law of Japan, frequently referred to as the Foreign Exchange Law, and related cabinet orders and ministerial ordinances govern the issuance of notes or shares by companies and the acquisition and holding of shares by “exchange non-residents” and “foreign investors” under the Foreign Exchange Law.

     Exchange non-residents are:

  individuals who do not reside in Japan; and
  corporations whose principal offices are not in Japan.

     Generally, branches and other offices located within Japan of non-resident corporations are regarded as exchange residents of Japan and branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents of Japan.

     Foreign investors are:

  individuals who do not reside in Japan;
  corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and
  corporations in which more than 50% of the shares are held by individuals who do not reside in Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan or a majority of the officers (or officers having the power of representation) are persons who do not reside in Japan.

     Under the Foreign Exchange Law certain aspects of foreign exchange and foreign trade transactions by exchange non-residents and foreign investors require post-transaction reporting. The Minister of Finance of Japan also has the power to impose licensing requirements for transactions in limited circumstances.

     An acquisition of shares of a Japanese company by an exchange non-resident from a resident of Japan is not generally subject to any prior filing requirements. In exceptional circumstances, the MOF may require a prior approval for an acquisition. An exchange non-resident who acquired the shares must file a report concerning such acquisition with the MOF within 20 days of the contract to acquire the shares.

     Under the Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of shares held by exchange non-residents generally may be converted into any foreign currency and repatriated abroad.

E. Taxation

Japanese Taxation

     The following is a discussion summarizing material Japanese tax consequences to an owner of shares or ADSs who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date hereof. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves as to the overall tax consequences of the ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits, subject to the following, are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve to stated capital is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax. This is true whether or not the transfer is made in connection with a stock split or otherwise. In general a transfer of additional paid-in capital to stated capital is not treated as a dividend. No transfer of retained earnings or legal reserve to stated capital would be necessary in connection with a stock split if the total par value of shares in issue after the stock split does not exceed the stated capital.

     The Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a “permanent establishment” in Japan. A “permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. Under the Treaty, the maximum withholding rate for most shareholders is limited to 15% of the gross amount actually distributed. However, the maximum rate is 10% of the gross amount actually distributed, if the recipient is a corporation and during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year, if any, at least 10% of the voting shares of the paying corporation were owned by the recipient corporation, and not more than 25% of the gross income of the paying corporation for such prior taxable year, if any, consists of interest or dividends as defined in the Treaty.

     For purposes of the Treaty and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs.

     Unless an applicable tax treaty, convention or agreement reduces the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident or non-Japanese corporation is 20%. Japan has entered into income tax treaties, conventions or agreements, reducing the above-mentioned withholding tax rate to 15% for investors with a number of countries. These countries include, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States of America. The withholding tax rate is further reduced if investors and IIJ have some capital relationship as provided for in an applicable tax treaty.

     Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by IIJ must submit the required form in advance through IIJ to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for nonresident holders may provide such application service. See “Description of Capital Stock—General”. With respect to ADSs, the reduced rate is applicable if The Bank of New York, as depositary, or its agent submits two Application Forms for Income Tax Convention —one form must be submitted before payment of dividends, and the other form must be submitted within eight months after our fiscal year-end. To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable. The non-resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary.

     A non-resident holder of shares or ADSs who does not submit an application in advance will be entitled to claim from the relevant Japanese tax authority a refund of withholding taxes withheld in excess of the rate of an applicable tax treaty.

     Gains derived from the sale outside Japan of the shares or ADSs by a non-resident of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes. In addition, gains derived from the sale of shares or ADSs within Japan by a non-resident of Japan or non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes. An individual who has acquired shares or ADSs as a distributee, legatee or donee may have to pay Japanese inheritance and gift taxes at progressive rates.

     IIJ has paid or will pay any stamp, registration or similar tax imposed by Japan in connection with the issue of the shares, except that IIJ will not pay any tax payable in connection with the transfer or sale of the shares by a holder thereof.

United States Taxation

     The following discusses United States federal income tax consequences of the ownership of shares or ADSs. It only applies to holders of shares or ADSs as capital assets. It does not address special classes of holders, some of whom may be subject to other rules including:

  tax-exempt entities,
  certain insurance companies,
  broker-dealers,
  traders in securities that elect to mark-to-market,
  investors liable for alternative minimum tax,
  investors that actually or constructively own 10% or more of the voting stock of IIJ, investors that hold shares of ADSs as part of a straddle or a hedging or conversion transaction, or investors whose functional currency is not the U.S. dollar.

     This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations and administrative and judicial interpretations, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADRs and any related agreement will be performed in accordance with its terms.

     For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares or ADSs that is:

  a citizen or resident of the United States,
  a domestic corporation,
  an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     This discussion addresses only United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

     In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

     The discussion under the headings “Taxation of Dividends” and “Taxation of Capital Gains” assumes that we will not be treated as a Passive Foreign Investment Company (PFIC) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion under the heading below “PFIC Rules.”

Taxation of dividends

     Under the United States federal income tax laws if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by IIJ out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it.

     The dividend is ordinary income that you must include in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction.

     The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes.

     Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

     Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation,” above, for the procedures for obtaining a tax refund.

     Dividends constitute income from sources outside the United States, but generally will be “passive income” or, if received by financial institutions, “ financial services income.” Passive income or financial services income must be treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

     Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all shareholders of IIJ generally will not be subject to United States federal income tax.

Taxation of capital gains

     If you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your shares or ADSs. Capital gain of a noncorporate US holder is generally taxed at a maximum rate of 20% for property held more than one year. Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

PFIC rules

     We do not believe that we will be treated as a PFIC for United States federal income tax purposes for our most recent taxable year. However, this conclusion is a factual determination made annually and thus may be subject to change. Because of the nature of our income and assets we could be determined to be a PFIC for our current and subsequent taxable years.

     In general, if you are a US holder, we will be a PFIC with respect to you if for any of our taxable years in which you held our ADSs or shares:

  at least 75% of our gross income for the taxable year is passive income, or at least 50% of the value, determined on the basis of a quarterly average of our assets are attributable to assets that produce or are held for the production of passive income.

     Passive income generally includes dividends, interest, royalties, rents, other than certain rents and royalties derived in the active conduct of a trade or business, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

     If we are treated as a PFIC, and you are a US holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

  any gain you realize on the sale or other disposition of your shares or ADSs and any “excess distribution” that we make to you, generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs.

     Under these rules:

  the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs, the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income, the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

     Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

     If you own shares or ADSs in a PFIC you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs, and you will recognize the additional gain, if any, on sale or other disposition of your shares or ADSs as ordinary income for that taxable year. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

     If you own shares or ADSs during any year that IIJ is a PFIC you must file Internal Revenue Service Form 8821.

F. Dividends and paying agents

      Not applicable.

G. Statement by experts

     Not applicable.

H. Subsidiary Information

     Not applicable.

I. Documents on display

     Our 20-F, 6-K reports and other filings with the SEC can be inspected and copied without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also get copies by calling the SEC at 1-800-SEC-0330 or by writing the SEC upon payment of a prescribed fee.

     In addition, documents referred to in this 20-F filing may be inspected at Internet Initiative Japan’s Tokyo headquarters, located at Takebashi Yasuda Bldg., 3-13, Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan.

J. Subsidiary information

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     Our primary market risk exposures are to foreign exchange rate and interest rate fluctuations.

     As a result of our initial public offering in August 1999, we hold a significant amount of dollar-denominated assets, primarily demand and short-term time deposits.

     Our periodic payment obligations under certain trans-Pacific dedicated line leases are denominated in US dollars. We do not have any material periodic US dollar revenue to match the dollar payments, and thus we are exposed to fluctuations in the yen-dollar exchange rate to the extent the dollar-denominated payments are not hedged.

     Our exposure to fluctuations in interest rates relates primarily to short-term and long-term borrowings and lease obligations related to capitalized equipment. As of March 31, 2000, these borrowings and obligations were payable at a fixed interest rate.

     We will continue to obtain fixed rate borrowings and capital lease obligations to the extent that current favorable interest rate conditions continue. However, we may reconsider this policy if these conditions change.

     We hold certain marketable common stock investments with market price risk and their carrying value as of March 31, 2000 amounted to ¥3.6 billion.

     We do not hold any derivative financial instruments as of March 31, 2000.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of proceeds

     On August 9, 1999, we completed an initial public offering of ADSs representing our shares. The offering was lead managed by Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated. The ADSs are quoted on the Nasdaq National Market. Registration Statement (No.333-10584) for the offering was declared effective August 3, 1999.

	Amount of Shares Registered and Sold	Aggregate Offering price of Shares Registered and Sold

Internet Initiative Japan Inc.	3,600	$165,600,000
ASCII Corporation	300	13,800,000
JAFCO	80	3,680,000
Nikko Capital	40	1,840,000
ORIX Capital	30	1,380,000
Sanwa Capital	20	920,000

Total	4,070	$187,220,000

*	Based on initial public offering price before underwriting discount and offering expenses.

     In connection with the issuance and distribution of ADSs, we incurred approximately $14,886,300 in expenses. Of these expenses, $11,160,000 was for underwriting discounts and commissions, approximately $816,800 was to reimburse the underwriters for certain of their expenses, and approximately $2,909,500 was for other expenses related to the registration and offering of the ADSs. No finders’ fees were paid.

     We received approximately ¥17.5 billion in net proceeds from the sale of ADSs in the initial public offering. Of the net proceeds, we have used approximately ¥8 billion for our investment in Crosswave, ¥0.7 billion for our investment in IIJ Technology, ¥0.4 billion for repayment of long-term borrowing and ¥3.5 billion for lease of plant and equipment.

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries attached hereto beginning on page F-1. The separate Financial Statements for Crosswave Communications Inc. to the Form F-1 Registration Statement (File No. 333-12264) declared effective on August 3, 2000 are also attached hereto immediately following the Financial Statements for Internet Initiative Japan Inc. and Subsidiaries.

Item 19. Exhibits.

1.1	Articles of Incorporation, as amended (with English translation)

1.2	Share Handling Regulations (with English translation)*

1.3	Regulations of the Board of Directors (with English translation)*

1.4	Regulations of the Board of Statutory Auditors (with English translation)*

2.1	Specimen Common Stock Certificate*

2.2	Bylaws of the IIJ Employee Shareholders’ Association (with English translation)*

4.1	Joint Venture Agreement, dated January 26, 1999, among Internet Initiative Japan Inc., Toyota
Motor Corporation and Sony Corporation and an amendment thereto dated May 10, 1999 (with
English translation)*

4.2	Right of Use Agreement for Transmission Network Facilities, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDD
Corporation) (with English translation)**

4.3	Memorandum on Amendments to the Original Agreement, dated November 30, 1998, between
Crosswave Communications Inc. and Teleway Corporation (presently, KDD Corporation) (with
English translation)**

4.4	Confirmation of IRU Fees, dated November 30, 1998, between Crosswave Communications Inc.
and Teleway Corporation (presently, KDD Corporation) (with English translation)**

4.5	Memorandum on Business Cooperation, dated November 30, 1998, between Crosswave
Communications Inc. and Teleway Corporation (presently, KDD Corporation) (with English translation)*

4.6	Basic Agreement to Delegate Services, dated April 1, 1997, between Internet Initiative Japan Inc.
and IIJ Technology Inc. (with English translation)*

4.7	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated
August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (with
English translation)*

4.8	Basic Agreement to Delegate Services, dated January 30, 1995, between Internet Initiative Japan
Inc. and IIJ Media Communications Inc. (with English translation)*

4.9	Memorandum of Understanding Regarding Technical Cooperation, dated April 1, 1997, between
Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)*

4.10	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc.
and Net Care, Inc. (with English translation)*

4.11	Software License Agreement between Trusted Information Systems, Inc. (“TIS”) and IIJ, dated
November 9, 1994, including two amendment agreements thereto, dated March 30, 1998 and
February 17, 1999 (TIS merged into Networks Associates, Inc. (“NAI”) on April 30, 1998, and
NAI acceded to the Agreement.)*

4.12	Purchase and Sales Agreement, dated January 8, 1999, between Internet Initiative Japan Inc. and
Crosswave Communications Inc. (with English translation)*

4.13	Individual Agreement on Entrustment of Business between Internet Initiative Japan Inc. and Asia
Internet Holding Co., Ltd., dated July 1, 1998 (with English translation)*

4.14	Enforcement Rules with regard to the Payment of Fee for Right of Use of Transmission Network
Facilities, dated September 30, 1999, between Crosswave Communications Inc. and KDD
Corporation establishes rules with regard to the payment of a fee by Crosswave Communications
Inc. to KDD Corporation (with English translation)***

4.15	Sales Cooperation Agreement, dated August 20, 1999, between Crosswave Communications Inc.
and Internet Initiative Japan Inc. (with English translation)***

4.16	Business Entrustment Agreement, dated April 1, 1999 between Crosswave Communications Inc.
and Internet Initiative Japan Inc. (with English translation)***

4.17	Letter of Confirmation, dated November 16, 1999 between Crosswave Communications Inc. and
Internet Initiative Japan Inc. (with English translation)***

4.18	Agreement On Trial Service Of the International Dedicated Line dated June 1, 2000 between
Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.19	Data Center Service Agency Agreement dated March 1, 2000 between Crosswave
Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.20	Shareholders' Agreement, dated May 11, 2000, between Internet Initiative Japan Inc., Toyota
Motor Corporation and Sony Corporation

8.1      List of Subsidiaries
__________________
*	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement
(File No. 333-10584) declared effective on August 3, 1999.
**	Incorporated by reference to the corresponding exhibit to the Form F-1 of Crosswave
Communications Inc. (File No. 333-12264) declared effective on August 3, 1999. Portions of the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) were previously omitted pursuant to a confidential treatment request.
***	Incorporated by reference to the corresponding exhibit to the Form F-1 of Crosswave
Communications, Inc. (File No. 333-12264) declared effective on August 3, 2000.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Internet Initiative Japan Inc.

By /s/ Koichi Suzuki
	Name:	Koichi Suzuki
	Title:	President, Chief Executive Officer and Representative Director

Date: October 23, 2000

Internet Initiative Japan Inc. and Subsidiaries

Index to Consolidated Financial Statements

Page

Independent Auditors' Report	F-2

Consolidated Balance Sheets as of March 31, 1999 and 2000	F-3

Consolidated Statements of Operations for Each of the Three Years
in the Period Ended March 31, 2000	F-5

Consolidated Statements of Shareholders' Equity for Each of the Three Years
in the Period Ended March 31, 2000	F-7

Consolidated Statements of Cash Flows for Each of the Three Years
in the Period Ended March 31, 2000	F-9

Notes to Consolidated Financial Statements	F-11

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
    Internet Initiative Japan Inc.:

We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. ("IIJ") and subsidiaries (the "Company") as of March 31, 1999 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2000 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Crosswave Communications Inc. ("Crosswave"), a 40 percent owned affiliated company, IIJ's investment in which is accounted for by use of the equity method. The Company's equity investment of ¥2,508,335  thousand and ¥4,768,866 thousand in Crosswave's net assets at March 31, 1999 and 2000, respectively, and equity in net losses of ¥33,238 thousand and ¥3,139,814 thousand for the period from October 28, 1998 (date of incorporation) to March 31, 1999 and for the year ended March 31, 2000, respectively, are included in the accompanying consolidated financial statements. The financial statements of Crosswave were audited by other auditors whose report dated May 1, 2000 has been furnished to us, and our opinion, insofar as it relates to the amounts included for Crosswave, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan
May 31, 2000 (August 9, 2000 as to the matters discussed with respect to Crosswave in Note 14)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets March 31, 1999 and 2000

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)

ASSETS	1999	2000	2000

CURRENT ASSETS:
Cash	¥1,061,488	¥16,158,439	$157,290
Short-term investments (Notes 2)	28,730	791,275	7,703
Accounts receivable, net of allowance for	2,899,838	4,499,685	43,801
doubtful accounts of ¥13,966 thousand and
¥73,265 thousand ($713 thousand) at
March 31, 1999 and 2000, respectively
(Notes 3 and 4)
Inventories	118,766	214,001	2,083
Prepaid expenses	145,304	226,213	2,202
Refundable insurance policies	540,171
Other current assets (Note 10)	157,612	1,007,274	9,805

Total current assets	4,951,909	22,896,887	222,884

INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES (Note 4)	3,429,124	5,301,608	51,607

OTHER INVESTMENTS (Note 2)	458,467	4,278,915	41,652

PROPERTY AND EQUIPMENT (Notes 5 and 6)	3,720,173	5,542,863	53,956

GUARANTEE DEPOSITS	626,115	701,891	6,832

OTHER ASSETS	173,250	278,580	2,712

TOTAL	¥13,359,038	¥39,000,744	$379,643

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets March 31, 1999 and 2000

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)

LIABILITIES AND SHAREHOLDERS' EQUITY	1999	2000	2000

CURRENT LIABILITIES:
Short-term borrowings (Note 7)	¥6,678,717	¥13,690,376	$133,266
Accounts payable (Note 4)	1,666,317	3,559,334	34,647
Accrued expenses	145,261	309,387	3,012
Other current liabilities (Note 10)	122,728	930,608	9,059
Long-term borrowings—current portion (Notes 7)	572,000	690,000	6,716
Capital lease obligations—current portion (Note 6)	1,283,298	1,564,922	15,233

Total current liabilities	10,468,321	20,744,627	201,933

LONG-TERM BORROWINGS (Note 7)	690,000	200,000	1,947

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 6)	1,460,763	2,099,571	20,438

ACCRUED RETIREMENT AND PENSION COSTS (Note 9)	82,269	114,226	1,112

DEFERRED TAX LIABILITIES—Noncurrent (Note 8)	932	3,109	30

Total liabilities	12,702,285	23,161,533	225,460

MINORITY INTEREST	171,818	838,071	8,158

COMMITMENTS AND CONTINGENCIES (Notes 4 and 6)

SHAREHOLDERS' EQUITY (Notes 10 and 11):
Common stock, ¥50,000 par value—	1,100,000	7,082,336	68,941
authorized, 52,000 shares;
issued and outstanding, 22,480 shares
Additional paid-in capital	651,906	12,028,557	117,089
Accumulated deficit	(1,277,611)	(6,062,112)	(59,010)
Accumulated other comprehensive income	10,640	1,952,359	19,005

Total shareholders' equity	484,935	15,001,140	146,025

TOTAL	¥13,359,038	¥39,000,744	$379,643

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Operations Three Years in the Period Ended March 31, 2000

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)

	1998	1999	2000	2000

REVENUES (Note 4):
Connectivity services and value-added services
Dedicated access services	¥ 6,755,402	¥ 7,797,457	¥ 9,998,533	$ 97,328
Dial-up access services	4,474,333	4,101,291	4,496,159	43,767
Value-added services	367,818	496,173	884,465	8,610
Other	132,327	109,709	407,912	3,970

Total	11,729,880	12,504,630	15,787,069	153,675
Systems integration	526,885	1,178,961	7,640,360	74,373
Equipment sales revenues	66,153	1,085,259	1,874,503	18,247

Total revenues	12,322,918	14,768,850	25,301,932	246,295

COST AND EXPENSES:
Cost of connectivity services and value-added services (Notes 4 and 6)	9,014,384	11,178,332	15,090,991	146,900
Cost of systems integration revenues	328,753	950,198	6,272,322	61,056
Cost of equipment sales revenues	60,248	1,073,845	1,806,974	17,589

Total cost	9,403,385	13,202,375	23,170,287	225,545
Sales and marketing (Note 13)	1,508,201	1,569,731	2,603,462	25,343
General and administrative	938,936	1,065,119	1,234,189	12,014
Research and development	152,362	242,575	363,546	3,539

Total cost and expenses	12,002,884	16,079,800	27,371,484	266,441

Operating income (loss)	320,034	(1,310,950)	(2,069,552)	(20,146)

OTHER INCOME (EXPENSES):
Interest income	6,834	4,035	362,485	3,529
Interest expense	(215,909)	(218,583)	(277,274)	(2,699)
Foreign exchange gains (losses)	(5,673)	777	(1,127,921)	(10,980)
Other—net (Note 2)	(29,081)	14,572	297,591	2,897

Other expenses—net	(243,829)	(199,199)	(745,119)	(7,253)

INCOME (LOSS) FROM CONSOLIDATED OPERATIONS BEFORE INCOME TAX (BENEFIT)	76,205	(1,510,149)	(2,814,671)	(27,399)

INCOME TAX (BENEFIT) (Note 8)	289,453	15,320	(1,280,123)	(12,461)

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	(41,657)	122,866	(70,484)	(686)

EQUITY IN NET LOSS OF AFFILIATED COMPANIES (Note 4)	(105,312)	(26,089)	(3,179,469)	(30,950)

NET LOSS	¥(360,217)	¥(1,428,692)	¥(4,784,501)	$(46,574)

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Operations Three Years in the Period Ended March 31, 2000

	Yen			U.S. Dollars

	1998	1999	2000	2000

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING	15,286	18,868	21,190

BASIC AND DILUTED NET LOSS PER COMMON SHARE	¥(23,565)	¥(75,720)	¥(225,791)	$ (2,198)

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity Three Years in the Period Ended March 31, 2000

		Thousands of Yen

	Shares of Common Stock Outstanding (including treasury stock)	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss) (Note 11)	Treasury Stock	Total

BALANCE, APRIL 1, 1997	15,000	¥ 750,000	¥ 102,000	¥ 511,298	¥ (2,185)		¥1,361,113

Net loss				(360,217)			(360,217)
Other comprehensive income, net of tax					9,853		9,853

Total comprehensive loss							(350,364)
Common stock issued to minority shareholders	1,840	92,000	114,925			¥ (58,500)	148,425
Sale of treasury stock			73,548			48,701	122,249
Exercise of detachable warrants	1,000	50,000	50,000				100,000
Private placement	1,040	208,000	208,000				416,000
Increase in paid-in capital, upon the purchase of new shares of a subsidiary by minority shareholders			70,645				70,645

BALANCE, MARCH 31, 1998	18,880	1,100,000	619,118	151,081	7,668	(9,799)	1,868,068

Net loss				(1,428,692)			(1,428,692)
Other comprehensive income, net of tax					2,972		2,972

Total comprehensive loss							(1,425,720)
Sale of treasury stock			32,788			9,799	42,587

BALANCE, MARCH 31, 1999	18,880	1,100,000	651,906	(1,277,611)	10,640	—	484,935

Net loss				(4,784,501)			(4,784,501)
Other comprehensive income, net of tax					1,941,719		1,941,719

Total comprehensive loss							(2,842,782)
Initial public offering, net of stock issue cost	3,600	5,982,336	11,376,651				17,358,987

BALANCE, MARCH 31, 2000	22,480	¥ 7,082,336	¥ 12,028,557	¥ (6,062,112)	¥ 1,952,359	—	¥ 15,001,140

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity Three Years in the Period Ended March 31, 2000

	Thousands of U.S. Dollars (Note 1)

	Common Stock	Additional Paid-in Capital	(Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss) (Note 11)	Treasury Stock	Total

BALANCE, MARCH 31, 1999	$10,707	$6,346	$(12,436)	$104	—	$4,721

Net loss			(46,574)			(46,574)
Other comprehensive income, net of tax				18,901		18,901

Total comprehensive income						(27,673)
Initial public offering, net of stock issue cost	58,234	110,743				168,977

BALANCE, MARCH 31, 2000	$68,941	$117,089	$(59,010)	$19,005	—	$146,025

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2000

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)

	1998	1999	2000	2000
OPERATING ACTIVITIES:
Net loss	¥(360,217)	¥(1,428,692)	¥(4,784,501)	$(46,574)
Adjustment to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,127,607	1,421,693	2,032,498	19,785
Provision for retirement and pension costs, less payments	24,382	32,452	31,957	311
Provision for doubtful accounts	3,003	569	59,299	578
Loss on disposal of property and equipment	30,820	1,574	9,249	90
Loss (gain) on marketable securities and investments	7,157	2,975	(204,565)	(1,991)
Foreign exchange loss (gain)	5,673	(777)	1,127,921	10,980
Equity in net loss of affiliated companies	105,312	26,091	3,179,469	30,950
Minority interest in net loss (income) of consolidated subsidiaries	41,657	(122,866)	70,484	686
Deferred income taxes	123,113	3,732	(1,420,965)	(13,832)
Changes in operating assets and liabilities:
Increase in accounts receivable	(524,411)	(824,870)	(1,573,264)	(15,315)
Decrease (increase) in inventories, prepaid expenses and other current assets	153,041	(50,488)	(767,851)	(7,474)
Increase in accounts payable	1,536	1,299,001	2,328,625	22,667
Decrease in income taxes payable (increase in refundable income taxes)	(476,966)	97,163	134,406	1,308
Increase (decrease) in accrued expenses and other current liabilities	29,899	(57,487)	975,803	9,498

Net cash provided by operating activities	291,606	400,070	1,198,565	11,667

INVESTING ACTIVITIES:
Purchases of property and equipment	(353,250)	(759,750)	(1,156,011)	(11,253)
Investments in newly controlled companies, net of cash acquired			292,710	2,849
Cash in a new subsidiary contributed by minority shareholders	180,000
Investments in and advances to affiliated companies	(222,050)	(2,560,000)	(5,440,000)	(52,954)
Purchases of short-term and other investments	(197,329)	(186,473)	(7,647,120)	(74,439)
Proceeds from sale and redemption of short-term and other investments		59,260	6,434,223	62,632
Payments of guarantee deposits	(41,052)	(83,596)	(86,670)	(844)
Refund of guarantee deposits	257,671	1,972	11,055	108
Refund of insurance policies	318,043	95,802	540,171	5,258
Payment for refundable insurance policies	(218,097)	(230,878)	(5,718)	(56)
Other	(23,972)	(31,345)	(77,814)	(757)

Net cash used in investing activities	(300,036)	(3,695,008)	(7,135,174)	(69,456)

FORWARD	¥(8,430)	¥(3,294,938)	¥(5,936,609)	$(57,789)

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2000

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)

	1998	1999	2000	2000
FORWARD	¥(8,430)	¥(3,294,938)	¥(5,936,609)	$(57,789)

FINANCING ACTIVITIES:
Proceeds from issuance of long-term borrowings	590,000	100,000	200,000	1,946
Repayments of long-term borrowings	(64,000)	(64,000)	(572,000)	(5,568)
Principal payments under capital leases	(1,015,972)	(1,260,813)	(1,674,011)	(16,295)
Net increase in short-term borrowings	560,000	4,238,717	6,878,906	66,961
Proceeds from issuance of common stock, including exercise of warrants	516,000		17,358,987	168,977
Proceeds from sale of treasury stock	198,800	40,000
Proceeds from issuance of subsidiary stock		132,100

Net cash provided by financing activities	784,828	3,186,004	22,191,882	216,021

EFFECT OF EXCHANGE RATE CHANGES ON CASH	5,748	12,451	(1,158,322)	(11,275)

NET INCREASE (DECREASE) IN CASH	782,146	(96,483)	15,096,951	146,957

CASH, BEGINNING OF YEAR	375,825	1,157,971	1,061,488	10,333

CASH, END OF YEAR	¥1,157,971	¥1,061,488	¥16,158,439	$157,290

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥ 217,021	¥ 225,571	¥ 290,682	$ 2,830
Income taxes paid (refund)	642,846	(97,702)	7,090	69

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	1,342,724	1,169,150	2,308,864	22,475
Net assets acquired from minority shareholders by issuance of common stock	148,425
Exchange of common stock investment:			234,298	2,281
Market value of common shares acquired			77,682	756
Cost of investment
Investments in newly controlled companies:
Assets acquired			1,495,163	14,554
Cash acquired, net of cash paid			292,710	2,849
Liabilities assumed			1,787,873	17,404

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Notes to Consolidated Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. ("IIJ") was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan. IIJ and subsidiaries (collectively the "Company") provide Internet access services throughout Japan and into the United States of America and into the rest of Asia through a direct connection to the A-Bone, an Internet backbone connecting the countries in the Asian Pacific region. The Company also provides Internet systems design and integration representing principally sales of Internet network systems and equipment and miscellaneous Internet access-related services.

The Company manages its business and measures results based on a single Internet-related services industry segment, including system integration revenues. Substantially all revenues are from customers operating in Japan.

Certain reclassifications have been made to conform with the current year presentation.

Basis of Financial Statements—The consolidated financial statements, stated in Japanese yen, reflect certain adjustments not recorded on the accounting books of IIJ. Such adjustments are included to present the statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The principal adjustments relate to: (1) accounting for leases, (2) accounting for treasury stock and other capital transactions, (3) accounting for pension costs, (4) recognition of deferred income taxes on temporary differences and operating loss carryforward and related valuation allowance, (5) foreign currency transactions and (6) accounting for investments in equity securities.

Translation into U.S. Dollars—IIJ maintains their accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2000 of ¥102.73 = $1 solely for convenience. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.

Consolidation—The consolidated financial statements include the accounts of IIJ and four of its subsidiaries, Net Care, Inc. ("Net Care"), IIJ Technology Inc. ("Technology"), IIJ Media Communications Inc. ("MC") and IIJ America, Inc. ("IIJ America"). IIJ obtained controlling equity interest over Technology and MC by additional investments in June and May 1999, respectively. The Company's investments had been previously accounted for by the equity method. Significant intercompany transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments, accounts receivable and guarantee deposits. The Company management believes that the risks associated with accounts receivable is mitigated by the large number of customers comprising its customer base.

Sources of Supplies—The Company relies on telecommunications carriers to provide long-distance lines for backbone and local connections to customers, including Crosswave Communications Inc. ("Crosswave"), an affiliated company, and third-party suppliers for the use of hardware components like routers and servers.

The Company believes that its use of multiple carriers, suppliers and alternative facilities significantly mitigates risk, although any disruption of telecommunication services or the inability of suppliers to deliver hardware components on a timely basis or to develop alternative sources of components could have an adverse effect on operating results.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of valuation allowances for deferred tax assets and allowance for doubtful accounts. Actual results could differ from those estimates.

Revenue Recognition—Revenues from customer connectivity services consist principally of dedicated Internet access services and dial-up Internet access services. Dedicated Internet access services represent full-line IP services and standard-level IP services (IIJ Economy). Dial-up Internet access services are provided to both enterprises and individuals (IIJ4U). The term of these contracts is for one or three year periods for dedicated Internet access services and generally one month for dial-up Internet access services. All these services are billed and recognized monthly on a straight-line basis.

Value-added service revenues consist principally of sales of miscellaneous Internet access related services such as Firewalls and co-location services and are recognized on a straight-line basis during the service period.

The terms of the systems integration revenue contracts for the development of Internet network systems or designs are less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer.

Other revenues are principally sales of equipment and include sales of network systems to Crosswave for the years ended March 31, 1999 and 2000, respectively.

Short-term and Other Investments—In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," except for certain held-to-maturity debt securities, all marketable equity securities are classified as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of securities sold is determined based on the average cost.

Inventories—Inventories consist of routers held for resale and for marketing purposes and are carried at the average cost, which approximate market values.

Property and Equipment—Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including purchased software and capitalized leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

Guarantee Deposits—Guarantee deposits substantially consist of refundable base lease deposits for office premises.

Long-lived Assets—Long-lived assets consist principally of property and equipment, including those items leased under capital leases. The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment loss for long-lived assets for the three years in the period ended March 31, 2000.

Income Taxes—The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforward. Valuation allowances are provided against assets which are not likely to be realized.

Retirement and Pension Plan—Pension costs have been determined in accordance with the provisions of SFAS No.  87 "Employers' Accounting for Pensions."

Stock-Based Compensation—The Company has elected to follow the accounting provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," for stock-based compensation.

Foreign Currency Transactions—Foreign currency assets and liabilities, which consist substantially of cash and short-term investments denominated in U.S. dollars and accounts payable for the payment of connectivity leases in U.S. dollars to international carriers, are stated at the amount as computed by using year-end exchange rates and the resulting transaction gain or loss is recognized in earnings. Gain or losses on foreign exchange forward contracts and on foreign currency denominated cash and short-term investments which are designated to hedge identifiable commitments are deferred and included in the measurement of the related transactions.

Advertising—Advertising costs are expensed as incurred.

Basic and Diluted Net Loss per Share—Basic and diluted net loss per share is computed using the weighted average number of shares of common stock outstanding during the year. There were no significant dilutive securities during the years presented.

Other Comprehensive Income (Loss)—Other comprehensive income (loss) consists of translation adjustment resulting from the translation of financial statements of a foreign subsidiary and unrealized gains or losses on available-for-sale marketable securities.

New Accounting Standards—In June 1998, Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. These standards establish accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or losses or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The Company will adopt SFAS No. 133 during the fiscal year ending March 31, 2002. Currently, the effect on the Company's consolidated financial statements of adopting SFAS No. 133 has not been determined.

Initial setup fees in connection with connectivity services and value-added services have been recognized when the setup is completed during the years presented. Staff Accounting Bulletin No. 101 was issued in December 1999 which prescribes specific revenue recognition policies and related disclosures. Effective April 1, 2000, the Company will adopt an accounting policy in which initial setup fees are deferred and recognized over the contract period or reasonably estimable average period of individual services to customers. Such fees among the periods presented have not been material.

2.	SHORT-TERM AND OTHER INVESTMENTS

Pursuant to SFAS No. 115, the Company's marketable equity securities of common stock of Japanese enterprises were classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at March 31, 1999 and 2000, is as follows:

	Thousands of Yen
	Cost	Unrealized Gains	Unrealized Losses	Fair Value

March 31, 1999

Available-for-sale—Equity securities	¥71,698	¥7,854	¥8,012	¥71,540

March 31, 2000

Available-for-sale—Equity securities	325,285	3,314,954	7,951	3,632,288

	Thousands of U.S. Dollars
	Cost	Unrealized Gains	Unrealized Losses	Fair Value

March 31, 2000

Available-for-sale—Equity securities	$3,166	$32,269	$77	$35,358

Short-term investments include time deposits of ¥383,201 thousand ($3,730  thousand) at March 31, 2000.

Other investments include non-marketable equity and debt securities amounting to ¥415,657 thousand and ¥1,054,701 thousand ($10,267  thousand) at March 31, 1999 and 2000, respectively.

Gain on exchange of securities of ¥156,616 thousand ($1,525 thousand), included in other income (expenses), for the year ended March 31, 2000, represented a non-monetary gain upon the exchange in a merger transaction of non-marketable securities for marketable common shares.

3.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

An analysis of allowance for doubtful accounts for the years ended March 31, 1998, 1999 and 2000, is as follows:

	Thousands of Yen
	Balance at Beginning of Year	Provision for Doubtful Accounts	Balance at End of Year

Year ended March 31, 1998	¥10,394	¥3,003	¥13,397

Year ended March 31, 1999	¥13,397	¥569	¥13,966

Year ended March 31, 2000	¥13,966	¥59,299	¥73,265

	Thousands of U.S. Dollars
	Balance at Beginning of Year	Provision for Doubtful Accounts	Balance at End of Year

Year ended March 31, 2000	$136	$577	$713

4.	INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

IIJ utilizes various business units in Japan and neighboring countries to form and operate its Internet business. Businesses operated by the non-consolidated investees include dedicated high-speed, data communication services (Crosswave), connectivity services in Asian countries (Asia Internet Holding Co., Ltd., "AIH"), multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., "Multifeed"), and Web page design services (atom Co., Ltd.).

These entities have various minority shareholders with individual ownership percentages ranging from 21 to 50 percent. As the Company has significant influence over the investees' business planning and execution, such investments are accounted for by the equity method.

Transactions between the Company and the affiliates include IIJ's sale of network equipment to Crosswave in the amount of ¥1,080,083 thousand and ¥1,373,577  thousand ($13,371 thousand) for the years ended March 31, 1999 and 2000, respectively, of which cost of purchased equipment sold amounted to ¥1,069,282 thousand and ¥1,358,000 thousand ($13,219 thousand), respectively. In addition, there are other transactions with affiliated companies for cost of dedicated high-speed data communication services by Crosswave, cost of subcontracting services by Technology (prior for becoming a majority-owned consolidated subsidiary) and Internet access cost and revenues with AIH.

The aggregate amounts of balances and transactions of the Company with these affiliated companies as of March 31, 1999 and 2000 and for each of the three years in the period ended March 31, 2000, were summarized as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	1998	1999	2000	2000
Accounts receivable	¥ 57,359	¥ 45,835	¥ 313,824	$ 3,055
Accounts payable	45,351	748,599	147,533	1,436
Revenues	135,778	1,470,196	2,649,717	25,793
Costs and expenses	406,951	1,056,804	772,633	7,521
Guarantees	80,000	54,608	28,599	278

The Company's investments in and advances to these affiliated companies and respective ownership percentage at March 31, 1999 and 2000, consisted of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	1999		2000		2000
Crosswave	40.0%	¥2,526,762	40.0%	¥4,826,948	$46,987
Technology	39.0	380,041
AIH	20.6	262,125	20.6	234,860	2,286
Multifeed	26.0	123,923	28.3	153,564	1,495
Other		136,273		86,236	839
Total		¥3,429,124		¥5,301,608	$51,607

During the year ended March 31, 2000, the Company increased its ownership interests in Technology from 39 to 64.1 percent and MC from 50 to 50.1 percent and included these entities in the consolidated results of operations effective July 1, 1999. Pro forma revenues as if Technology and MC had been included in the consolidated entities effective April 1, 1998 would have been ¥15,873,234 thousand and ¥25,461,010  thousand ($247,844 thousand) for the years ended March 31, 1999 and 2000, respectively. Pro forma net loss for these periods would not have been significantly different from the net loss presented herein.

A summary of financial information of these affiliated companies as of March 31, 1999 and 2000 and for each of the three years in the period ended March 31, 2000, in the aggregate, is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	1999	2000	2000
Current assets	¥8,549,836	¥14,571,805	$141,846
Noncurrent assets	3,404,683	15,826,241	154,056

Total assets	11,954,519	30,398,046	295,902

Current liabilities	2,912,664	8,745,981	85,136
Noncurrent liabilities	22,400	8,137,617	79,213
Minority interests other than IIJ	5,704,592	8,370,478	81,480

Equity in net assets	¥3,314,863	¥5,143,970	$50,073

	Thousands of Yen			Thousands of U.S. Dollars
	1998	1999	2000	2000
Revenues	¥2,599,421	¥4,483,963	¥4,100,780	$39,918
Costs and expenses	(2,977,362)	(4,415,874)	(11,837,556)	(115,230)
Operating income (loss)	(377,941)	68,089	(7,736,776)	(75,312)
Other expense—net	(36,772)	(45,821)	(204,244)	(1,988)
Income (loss) before income tax	(414,713)	22,268	(7,941,020)	(77,300)
Income tax (benefit)	(41,878)	87,147	41,219	401

Net loss	¥(372,835)	¥(64,879)	¥(7,982,239)	$(77,701)

IIJ's major non-consolidated business unit is Crosswave, a Japanese stock corporation formed October 1998 with ownership interests at March 31, 2000 held by IIJ (40 percent), Toyota Motor Corporation ("Toyota") (30 percent) and Sony Corporation ("Sony") (30  percent). The accumulated capital infusion and IIJ's investment in Crosswave at March 31, 2000, were ¥19,854,796 thousand ($193,272 thousand) and ¥4,826,948 thousand ($46,987 thousand), respectively. Crosswave operates a nationwide fiber optic network for high-speed, large-capacity data communications.

The major financial accounts of Crosswave as of March 31, 1999 and 2000 and for the period from its inception to March 31, 1999 and for the year ended March 31, 2000, included in the above-summarized financial information, were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	1999	2000	2000
Current assets	¥5,078,193	¥12,674,004	$123,109
Noncurrent assets	2,852,552	15,444,477	150,340
Total assets	7,930,745	28,091,481	273,449
Current liabilities	1,659,907	8,039,698	78,260
Noncurrent liabilities		8,129,617	79,136
Minority interest other than IIJ	3,762,503	7,153,300	69,632

Equity in net assets	¥2,508,335	¥4,768,866	$46,421

Revenues		¥231,786	$2,256
Cost and expense	¥82,007	7,891,703	76,820
Operating loss	82,007	7,659,917	74,564
Other expense—net	1,089	189,377	1,843
Loss before income taxes	83,096	7,849,294	76,407
Income taxes

Net loss	¥83,096	¥7,849,294	$76,407

Crosswave is obligated under various capital leases and non-cancelable operating leases, which expire at various dates during the next ten years.

At March 31, 1999 and 2000, the gross amount of equipment and related accumulated depreciation recorded under capital leases were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	1999	2000	2000
Capitalized leases, primarily data communications equipment	¥3,252	¥12,758,224	$124,192
Accumulated depreciation	(195)	(706,909)	(6,881)

	¥3,057	¥12,051,315	$117,311

Future minimum lease payments under capital leases as of March 31, 2000 are as follows:

	Thousands of Yen	Thousands of U.S. Dollars
Year ending March 31:
2001	¥3,797,123	$36,962
2002	1,806,811	17,588
2003	1,806,604	17,586
2004	1,791,681	17,441
2005	1,776,720	17,295
2006 and thereafter	1,963,163	19,110
Total minimum lease payments	12,942,102	125,982
Less amount representing interest	(1,487,602)	(14,481)
Present value of net minimum payments	11,454,500	111,501
Less current portion	(3,324,883)	(32,365)

Noncurrent	¥8,129,617	$79,136

On March 28, 2000, Crosswave also entered into a contract with Global Crossing to purchase an IRU in units of dedicated capacity of an international data traffic connection on optic fiber lines between Japan and the United States for the period commencing from March 2000 through December 2023, for the total contract price of $25 million. According to the payment schedule set forth in the contract, Crosswave paid 25% of the total contract price upon signing of the contract in March 2000 with the remaining 75% payable in or before March 2001. The contract is being accounted for as a capital lease based on the criteria set forth in SFAS No. 13, "Accounting for Leases."

Crosswave is also obligated under a non-cancelable IRU contract with KDD accounted for as an operating lease. As of March 31, 2000, future minimum lease payments for the fixed portion of this operating lease contract and maintenance fees under the related non-cancelable maintenance service contract are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
Year Ending March 31	Lease (Fixed Portion)	Maintenance	Lease (Fixed Portion)	Maintenance
2001	¥2,000,000	¥1,000,000	$19,469	$9,734
2002	2,000,000	2,000,000	19,469	19,469
2003	4,000,000	2,500,000	38,937	24,336
2004	4,000,000	2,500,000	38,937	24,336
2005	4,000,000	2,500,000	38,937	24,336
2006 and thereafter	16,000,000	10,000,000	155,747	97,341

Total minimum payments	¥32,000,000	¥20,500,000	$311,496	$199,552

In addition to the total minimum payments for the fixed portion presented above, there are projected variable payments as set forth in the contract of ¥800,000 thousand ($7,787 thousand), ¥1,200,000 thousand ($11,681 thousand), ¥1,800,000 thousand ($17,522 thousand), ¥2,500,000 thousand ($24,336 thousand), ¥3,000,000 ;thousand ($29,202 thousand) and ¥17,000,000 thousand ($165,482 thousand) for the years ending March 31, 2001, 2002, 2003, 2004, 2005 and 2006 and thereafter. Actual variable payments could differ from these projected amounts due to deviations in sales amounts from the sales projection underlying the contract. As of March 31, 2000, the actual variable payments made to date are less than the projected amounts in the contract by approximately ¥390,000 thousand ($3,796 thousand), which may result in adjustments to the rates to be paid in later years.

5.	PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 1999 and 2000:

	Thousands of Yen		Thousands of U.S. Dollars
	1999	2000	2000
Data communications equipment	¥225,515	¥313,072	$3,048
Office and other equipment	42,545	196,864	1,916
Leasehold improvements	137,467	186,034	1,811
Purchased software	1,027,930	2,027,763	19,739
Capitalized leases, primarily data
communications equipment	5,248,545	7,271,473	70,782
Total	6,682,002	9,995,206	97,296
Less accumulated depreciation and
amortization	(2,961,829)	(4,452,343)	(43,340)

Property and equipment—net	¥3,720,173	¥5,542,863	$53,956

The useful lives for depreciation and amortization by major asset classes are as follows:

Range of Useful Lives
Data communications, office and other equipment	2 to 10 years
Leasehold improvements	6 to 15 years
Purchased software	5 years
Capitalized leases	4 to 12 years

6.	LEASES

Operating Leases—The Company has operating lease agreements with telecommunications carriers and others, including CWC, for the use of connectivity lines, including local access lines that customers use to connect to IIJ's network. The leases for domestic backbone are generally either non-cancelable for a minimum one-year lease period or cancelable during a lease period principally of six years, with a significant penalty for cancellation (either 25 percent or 35 percent). The lease for domestic backbone with Crosswave is for a one-year period and non-cancelable. The leases for international backbone available as of March 31, 2000, are entered into with carriers for lease periods ranging from one to five years and are substantially non-cancelable. The Company also leases its office premises and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2004 and also leases its network operation centers under non-cancelable operating leases.

Lease expenses related to backbone lines for the years ended March 31, 1998, 1999 and 2000, amounted to ¥3,690,296 thousand, ¥4,831,961 thousand and ¥7,192,864 thousand ($70,017 thousand), respectively. Lease expenses for local access lines for the years ended March 31, 1998, 1999 and 2000, amounting to ¥1,569,051 thousand, ¥1,884,472 thousand and ¥2,089,791 thousand ($20,343 thousand), respectively, which are only attributable to dedicated access revenues. Other lease expenses for the years ended March 31, 1998, 1999 and 2000, amounted to ¥627,180 thousand, ¥647,520 thousand and ¥1,288,271 thousand ($12,540 thousand), respectively.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation at March 31, 1999 and 2000, amounted to ¥ 5,248,545 thousand, ¥2,611,270 thousand and ¥7,271,473 thousand ($70,782 thousand), ¥3,709,427 thousand ($36,109 thousand), respectively.

As of March 31, 2000, future lease payments under non-cancelable operating leases, including the aforementioned cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases
Year ending March 31:
2001	¥6,339,631	¥778,146	¥1,675,864	$61,712	$7,575	$16,313
2002	1,026,486	46,363	1,088,113	9,992	451	10,592
2003	418,881	4,227	745,684	4,078	41	7,259
2004	151,246	4,227	327,281	1,472	41	3,186
2005	133,004	4,227	19,728	1,295	41	192
Thereafter	74,834	40,871	5,037	728	398	49
			3,861,707			37,591
Total minimum lease payments	¥8,144,082	¥878,061		$79,277	$8,547

Less: Amounts representing interest			(197,214)			(1,920)

Present value of net minimum capital lease payments			3,664,493			35,671
Less: Current portion			(1,564,922)			(15,233)

Noncurrent			¥2,099,571			$20,438

The Company has contracted for conectivity lines with CWC as of March 31, 2000, that, in aggregate, provide for monthly payments of ¥57,408 thousand ($559 thousand).

The fair value of equipment under purchase commitments with respect to capital lease arrangements outstanding at March 31, 2000, amounted to ¥747,094 thousand ($7,272 thousand)

7.	SHORT-TERM AND LONG-TERM BORROWINGS

Short-term borrowings at March 31, 1999 and 2000, consist of unsecured notes payable to banks of ¥1,930,000 thousand and ¥450,000 thousand ($4,380 thousand) and bank overdrafts (borrowings) of ¥4,748,717 thousand and ¥13,240,376 thousand ($128,885 thousand), respectively. Stated annual interest rates on the short-term borrowings ranged from 0.82 to 1.63 percent and from 0.76 to 1.50 percent at March 31, 1999 and 2000, respectively, and their weighted average rates at March 31, 1999 and 2000, were 1.37 percent and 1.34 percent, respectively.

Long-term borrowings as of March 31, 1999 and 2000, consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	1999	2000	2000
Unsecured long-term loans payable to banks and insurance companies, maturing serially through 2000–2003 annual interest 1.52 to 1.87 percent, at a fixed rate, except for a portion hedged by interest rate swap contracts	¥1,262,000	¥890,000	$8,663
Less current portion	(572,000)	(690,000)	(6,717)

Long-term debt, less current portion	¥690,000	¥200,000	$1,946

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral or guarantees with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. The Company has never received requests to provide collateral or guarantees from its banks. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default.

Annual maturities of long-term debt outstanding as of March 31, 2000, were as follows:

Year Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2001	¥690,000	$6,717
2003	200,000	1,946

Total	¥890,000	$8,663

The Company entered into bank overdraft (borrowing) agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2000, was ¥ 1,769,624 thousand ($17,226 thousand).

8.	INCOME TAX (BENEFIT)

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 51 percent for the year ended March 31, 1998, 48  percent for the year ended March 31, 1999, and 42 percent for the year ended March 31, 2000, respectively. Total income tax recognized for the years ended March 31, 1998, 1999 and 2000, are applicable to the following:

	Thousands of Yen			Thousands of U.S. Dollars
	1998	1999	2000	2000
Income (loss) from consolidated operations before income tax (benefit):
Current	¥166,340	¥11,588	¥140,842	$1,371
Deferred (benefit)	123,113	3,732	(1,420,965)	(13,832)
Other comprehensive income	1,931	1,520	1,389,143	13,522

Total income tax	¥291,384	¥16,840	¥109,020	$1,061

Income taxes—deferred for the years ended March 31, 1998 and 1999, included ¥11,535 thousand and ¥93,844 thousand credit to deferred tax assets, respectively, resulting from the enacted changes in the Japanese income tax rate on March 31, 1998 and 1999. As a result, normal Japanese statutory rates had been reduced by 3 to 48 percent and by 6 to 42 percent, respectively.

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 1999 and 2000, was as follows:

	Thousands of Yen				Thousands of U.S. Dollars
	1999		2000		2000
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Refundable insurance policies		¥55,816
Unrealized gains on available-for-sale securities				¥1,388,941		$13,520
Capitalized leases	¥44,425		¥37,483		$365
Foreign currency adjustment				24,421		238
Accrual of expenses	53,424		68,209		664
Retirement and pension cost	34,553		48,943		477
Gains on non-monetary exchange of securities				65,779		640
Stock issue cost			120,509		1,173
Operating loss carryforward	735,793		2,077,020		20,218
Other	11,169	28,590	32,482	14,483	316	121
Total	879,364	84,406	2,384,646	1,493,624	23,213	14,519
Valuation allowance	(832,18)		(894,131)		(8,704)

Total	¥47,176	¥84,406	¥1,490,515	¥1,493,624	$14,509	$14,519

As of March 31, 1999 and 2000, the valuation allowance for deferred tax assets has been provided for in the accompanying financial statements because of uncertainty regarding recovery of such amounts. The net changes in the valuation allowance for deferred tax assets were an increase of ¥188,215 thousand and ¥589,040 thousand for the years ended March 31, 1998 and 1999, respectively, and was a decrease of ¥61,943 thousand ($925 thousand) for the year ended March 31, 2000, resulting from the income tax effect of unrealized gains on certain available-for-sale securities. As of March 31, 2000, IIJ, certain domestic subsidiaries and IIJ America, a U.S. subsidiary, had tax operating loss carryforwards of ¥4,256,330 thousand ($41,432 thousand), ¥108,042 thousand ($1,052 thousand) and $5,100 thousand, respectively. These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2005 in Japan and December 31, 2019 in the United States of America, respectively. Income (loss) before income tax (benefit) for the years ended March 31, 1998, 1999 and 2000, included a loss from a foreign subsidiary of ¥52,185 thousand, ¥275,872 thousand and ¥342,620 thousand ($3,335 thousand), respectively, and a valuation allowance for deferred tax assets giving rise to operating loss carryforwards and temporary differences of the subsidiary was fully provided in the periods.

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 1998, 1999 and 2000, is as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	1998	1999	2000	2000
Amount computed by using normal Japanese statutory tax rate	¥38,865	¥(724,872)	¥(1,168,857)	$(11,378)
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	21,373	16,607	(56,765)	(553)
Increase (decrease) in valuation allowance	243,148	608,764	(52,187)	(508)
Effect of effective income tax rate changes	11,535	93,844
Realization of tax benefits of operating loss carryforwards of subsidiaries	(17,935)		(4,367)	(42)
Minimum income tax	6,019	9,549	12,464	121
Other—net	(13,552)	11,428	(10,411)	(101)

Income taxes as reported	¥289,453	¥15,320	¥(1,280,123)	$(12,461)

9.	RETIREMENT AND PENSION PLANS

IIJ and certain subsidiaries have unfunded retirement benefits and noncontributory defined benefit pension plans which together cover substantially all of their employees who are not directors and also participate in a contributory multi-employer pension plan, the Japan Computer Information Service Employee's Pension Fund (the "Multi-Employer Plan"), covering substantially all of their employees.

Approximately 70 percent of the employees' benefits from IIJ's severance indemnity plan was transferred in May 1997 to its newly established noncontributory defined benefits pension plan. The following information regarding net periodic pension cost and accrued pension cost also includes the 30 percent of severance benefits not transferred to the noncontributory plan. Under the severance and pension plans, all of IIJ's employees are entitled, upon voluntary retirement with 15 years or more service, or upon mandatory retirement at age 60, to a 10-year period of annuity payments (or lump-sum severance indemnities) based on the rate of pay at the time of retirement, length of service and certain other factors. IIJ's employees who do not meet these conditions are entitled to lump-sum severance indemnities.

As stipulated by the Japanese Welfare Pension Insurance Law, the Multi-Employer Plan is composed of a substitutional portion of Japanese Pension Insurance and a multi-employers' portion of a contributory defined benefit pension plan. The benefits for the substitutional portion are based on a standard remuneration schedule under the Welfare Pension Insurance Law and the length of participation. The multi-employers' portion of the benefits is based on the employees' length of service. However, assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer, including IIJ. The net pension cost under the Multi-Employer Plan is recognized when contributions become due.

Net periodic pension cost for the years ended March 31, 1998, 1999 and 2000, included the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	1998	1999	2000	2000
Service cost	¥43,317	¥71,407	¥87,225	$849
Interest cost	1,722	3,510	5,371	52
Net amortization and deferral	1,785	2,790	945	9

Net periodic pension cost	¥46,824	¥77,707	¥93,541	$910

The funded status as of March 31, 1999 and 2000, is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	1999	2000	2000
Change in benefit obligation:
Benefit obligation at beginning of year	¥140,884	¥209,349	$2,037
Service cost	71,407	87,225	849
Interest cost	3,510	5,371	52
Actuarial (gain) loss	(5,063)	6,653	65
Newly controlled subsidiary		14,131	138
Benefit paid	(1,389)	(8,856)	(86)

Benefit obligation at end of year	¥209,349	¥313,873	$3,055

Change in plan assets:
Fair value of plan assets at beginning of year	¥21,982	¥67,177	$654
Actual return on plan assets	1,329	4,596	45
Newly controlled subsidiary		4,856	47
Employer contribution	44,838	59,395	578
Benefits paid	(972)	(5,965)	(58)
Fair value of plan assets at end of year	67,177	130,059	1,266

Funded status	(142,172)	(183,814)	(1,789)
Unrecognized actuarial loss	53,073	63,160	621
Unrecognized transition amount	6,830	6,428	63

Accrued pension cost	¥(82,269)	¥(114,226)	$(1,105)

Actuarial assumption as of March 31:
Discount rate	2.5%	2.5%
Expected long-term rate of return on plan assets	1.0	3.0
Rate of compensation increase	3.5	3.5

IIJ's funded policies with respect to the noncontributory plan are generally to contribute amounts considered tax deductible under applicable income tax regulations. Plan assets, including pension trust funds managed by a certain trust bank and a life insurance company, consist of Japanese Government bonds, other debt securities and marketable equity securities. Plan assets managed by the insurance company are included in pooled investment portfolios.

The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 20 years and 21  years, respectively.

Contribution due and paid during the years ended March 31, 1998, 1999 and 2000, under the Multi-Employer Plan, including its substitutional portion, amounted to ¥66,536  thousand, ¥91,699 thousand and ¥121,818 thousand ($1,186 thousand).

Under the Japanese Commercial Code (the "Code"), retirement benefits for directors and corporate auditors are approved by the shareholders. The amount of benefits to retiring directors and corporate auditors of IIJ are also determined by the shareholders. There were no benefits determined or paid to retired directors or corporate auditors for each of the three years in the period ended March 31, 2000.

10.	SHAREHOLDERS' EQUITY

The Code requires IIJ to appropriate as a legal reserve portions of retained earnings in amounts equal to at least 10 percent of cash payments, including dividends and officer's bonuses, in each financial period, until the reserve equals 25 percent of the stated capital. The retained earnings so appropriated may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to capital stock by resolution of the Board of Directors.

Under the Code, at least 50 percent of the issue price of new shares, with a minimum of the par value thereof, is required to be designated as stated capital. The portion which is to be designated as stated capital is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as stated capital, as reduced by stock issue expenses less the applicable tax benefit, are credited to additional paid - in capital. IIJ may transfer portions of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. IIJ may also transfer portions of retained earnings, available for dividends, to the stated capital by resolution of the shareholders.

Under the Code, IIJ may issue new common shares to the existing shareholders without consideration by resolution of the Board of Directors as a stock split to the extent that the aggregated par value of the shares outstanding after the issuance does not exceed the stated capital. However, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the issuance shall not be less than ¥50,000.

In March 1998, 1,000 and 1,040 additional common shares were issued upon the exercise of detachable warrants which were issued in March 1996 in a private placement resulting in ¥100,000 thousand and ¥416,000 thousand of net proceeds, respectively.

In August 1999, IIJ completed an initial public offering of 7,160,000 American Depositary Shares ("ADS") representing 3,580 shares of common stock at an initial offering price of $23.00 per ADS in the NASDAQ National Market. The net proceeds to IIJ from the initial public offering, after deducting applicable underwriting discounts and stock issue costs, was ¥17,358,987 thousand ($168,977 thousand). Stock issue costs of ¥1,751,253 thousand ($17,047 thousand) were deducted from additional paid-in capital.

In March 2000, Technology issued bonds with 2,000 detachable warrants in the amount of ¥600,000 thousand ($5,841 thousand). The bonds were repurchased in May 2000. Warrants to purchase 775 common shares of Technology at an exercise price of ¥300,000 per share based on fair market value were immediately acquired by certain officers and employees of IIJ and Technology, 13 persons in the aggregate, and 1,000 warrants were purchased by IIJ in March 2000, respectively. Technology reserved 2,000 common shares for the exercise of detachable warrants.

Included in other current assets and liabilities at March 31, 2000, were ¥600,000 thousand ($5,841 thousand) of cash retained for the repurchase of the bonds and the bonds payable, respectively.

11.	OTHER COMPREHENSIVE INCOME

The change in each component of other comprehensive income for the years ended March 31, 1998, 1999 and 2000, is as follows:

	Thousands of Yen			Thousands of U.S. Dollars

	1998	1999	2000	2000

Other comprehensive income, before tax:
Foreign currency translation adjustments	¥7,997	¥1,325	¥23,701	$230
Net unrealized holding gain on securities, net of reclassification adjustment	3,787	3,167	3,307,161	32,193

Total	11,784	4,492	3,330,862	32,423
Income tax effect	(1,931)	(1,520)	(1,389,143)	(13,522)

Other comprehensive income, net of tax	¥9,853	¥2,972	¥1,941,719	$18,901

Net unrealized holding gain on securities for the year ended March 31, 1999, included reclassification adjustment for realized gain in the amount of ¥1,205 thousand. Accumulated other comprehensive income as of March 31, 1999 and 2000, consisted of translation adjustments in the amount of ¥10,622 thousand and ¥34,323 thousand ($334 thousand), and net unrealized holding gain or loss on securities in the amount of ¥18 thousand and ¥1,918,036 thousand ($18,671 thousand), respectively.

12.   FINANCIAL INSTRUMENTS

Fair Value—In the normal course of business, the Company invests in financial assets and incurs financial liabilities. To estimate the fair value of those financial assets, liabilities and derivatives, the Company used quoted market prices to the extent that they were available. Where a quoted market price is not available, the Company estimates fair value using primarily the discounted cash flow method. For certain financial assets and liabilities which are expected to be collected and settled within one year, the Company assumed that the carrying amount approximates fair value due to their short maturities. The carrying amounts or notional amounts and fair value of financial instruments are summarized as below:

	Thousands of Yen				Thousands of U.S. Dollars
	1999		2000		2000
	Carrying Amount or Notional Amount	Fair Value	Carrying Amount or Notional Amount	Fair Value	Carrying Amount or Notional Amount	Fair Value
Short-term and other investment for which it is:
Practicable to estimate fair value	¥71,540	¥71,540	¥4,015,489	¥4,015,489	$39,088	$39,088
Not practicable	415,657		1,054,701		10,267
Current and noncurrent (other assets) refundable insurance policies	544,498	544,498	10,045	10,045	98	98
Long-term borrowings, including current portion	1,262,000	1,271,525	890,000	892,774	8,663	8,690
Forward exchange contracts		(93,556)	—	—	—	—
Interest rate swap contracts	72,000	342	—	—	—	—

Cash at March 31, 1999 and 2000, include U.S. dollar denominated bank deposits of ¥45,495 thousand and ¥11,552,088  thousand ($112,451 thousand), respectively.

13.   ADVERTISING EXPENSES

Advertising expenses incurred during the years ended March 31, 1998, 1999 and 2000, consist principally of advertisement within magazines, journals and newspapers and amounted to ¥315,387  thousand, ¥227,629 thousand and ¥731,071 thousand ($7,116 thousand), respectively.

14.   EVENTS SINCE MARCH 31, 2000

On March 23, 2000, shareholders of IIJ approved a stock option plan that provides for the granting of stock options to certain directors and employees. Under the plan, IIJ is authorized to grant options for 295 common shares at an exercise price obtained by multiplying the average of the daily closing dollar prices of ADS of IIJ in the NASDAQ National Market for the 30 consecutive trading days commencing 45 trading days before the date of the grant by 2,000, multiplied by 1.05 and an available exchange rate, respectively. The options vest 100% on April 8, 2002 and are exercisable for eight years from that date.

On May 31, 2000, IIJ granted 295 options to its directors and employees, 34 persons in the aggregate. The exercise price was determined to be ¥13,055,664 ($127,087  thousand) per common share or ¥6,528 per ADS which was greater than the market price on the day of grant.

On April 11, 2000, IIJ issued 1.75% unsecured Convertible Notes due 2005 in the aggregate principal amount of

15,000,000 thousand ($146,014 thousand). The face amount of the Note is ¥24,000 thousand and is convertible into common stock of IIJ at a conversion price of thousand ($234 thousand) per share, subject to adjustment in certain circumstances at any time on or after July 3, 2000, and on or before March 15, 2005.

On August 9, 2000, Crosswave completed an initial public offering of 17,392,000 ADs, representing 86,960 shares of common stock at an initial offering price of $14.00 per ADS in the NASDAQ National Market. Concurrently, IIJ purchased 15,000 newly issued Crosswave common shares for an aggregate of ¥4,565,400 thousand ($44,441 thousand). Proceeds from these transactions to Crosswave amounted to ¥31,032,546 thousand ($289,402 thousand) and the ownership interests of IIJ, Sony and Toyota have been reduced to 34.9 percent, 23.9 percent and 23.9 percent, respectively.

* * * * * *

CROSSWAVE COMMUNICATIONS INC.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Public Accountants	F-2
Balance Sheets as of March 31, 1999 and 2000	F-3
Statements of Operations for the period from October 28, 1998 (date of inception) through March 31, 1999, and for the year ended March 31, 2000	F-4
Statements of Shareholders' Equity for the period from October 28, 1998 (date of inception) through March 31, 1999, and for the year ended March 31, 2000	F-5
Statements of Cash Flows for the period from October 28, 1998 (date of inception) through March 31, 1999, and for the year ended March 31, 2000	F-6
Notes to Financial Statements	F-8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Crosswave Communications Inc.:

     We have audited the accompanying balance sheets of Crosswave Communications Inc. as of March 31, 1999 and 2000, and the related statements of operations, shareholders' equity and cash flows for the period from October 28, 1998 (date of inception) through March 31, 1999, and for the year ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crosswave Communications Inc. as of March 31, 1999 and 2000, and the results of its operations and its cash flows for the period from October 28, 1998 through March 31, 1999 and for the year ended March 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

     Our audit also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis set forth in Note 1.

/s/ Asahi & Co.

Asahi & Co.
A member firm of Andersen Worldwide SC

Tokyo, Japan
May 1, 2000, except for Note 2 as to which the date is June 13, 2000

CROSSWAVE COMMUNICATIONS INC.

     BALANCE SHEETS
March 31, 1999 and 2000

	Thousands of Yen		Thousands of U.S. Dollars
	1999	2000	2000
CURRENT ASSETS:
Cash and cash equivalents	¥5,071,739	¥12,239,362	$119,141
Accounts receivable, less allowance for doubtful accounts of ¥150 thousand ($1 thousand) in 2000 (Note 3):	—	60,895	593
Refundable consumption tax and other current assets	72,660	346,747	3,375
Total current assets	5,144,399	12,647,004	123,109
PROPERTY AND EQUIPMENT, net (Notes 2, 3 and 4):	1,526,578	15,005,373	146,066
DEPOSITS AND OTHER ASSETS (Note 2)	41,137	439,104	4,275
Total assets	¥6,712,114	¥28,091,481	$273,450
CURRENT LIABILITIES:
Current portion of capital lease obligations (Notes 5 and 8)	¥783	¥3,324,883	$32,365
Accounts payable (Note 3)	413,892	1,905,927	18,553
Accrued expenses (Note 2)	502	2,803,665	27,291
Other current liabilities (Note 3)	24,055	5,223	51
Total current liabilities	439,232	8,039,698	78,260
CAPITAL LEASE OBLIGATIONS, less current portion (Notes 5 and 8)	2,284	8,129,617	79,136
Total liabilities	441,516	16,169,315	157,396

COMMITMENTS AND CONTINGENCIES (Notes 2 and 5);

SHAREHOLDERS' EQUITY (Note 7):
Common stock of ¥50,000 par value; authorized 512,000 shares at March 31, 1999 and 1,600,000 shares at March 31, 2000; issued and outstanding 128,000 shares at March 31, 1999 and 400,000 shares at March 31, 2000	6,353,934	19,854,796	193,272
Accumulated deficit	(83,336)	(7,932,630)	(77,218)
Total shareholders' equity	6,270,598	11,922,166	116,054
Total liabilities and shareholders' equity	¥6,712,114	¥28,091,481	$273,450

The accompanying notes to financial statements are an integral part of these balance sheets.

CROSSWAVE COMMUNICATIONS INC.

STATEMENTS OF OPERATIONS
For the period from October 28, 1998 (date of inception) through March 31, 1999 and for the year ended March 31, 2000

	Thousands of Yen		Thousands of U.S. dollars

	1999	2000	2000

REVENUE (Note 3)	¥—	¥231,786	$2,256
OPERATING COSTS AND EXPENSES (Note 3):
Cost of data communication services	—	6,098,725	59,367
Depreciation and amortization	405	841,648	8,193
Sales and marketing	—	431,019	4,195
General and administrative	82,097	520,311	5,065

	82,502	7,891,703	76,820

Operating loss	(82,502)	(7,659,917)	(74,564)
OTHER INCOME (EXPENSE):
Interest expense, net	(22)	(195,852)	(1,906)
Foreign exchange gain	—	10,121	98
Other, net	(812)	(3,646)	(35)

	(834)	(189,377)	(1,843)

Loss before income taxes	(83,336)	(7,849,294)	(76,407)
INCOME TAXES (Note 6)	—	—	—

Net loss	¥(83,336)	¥(7,849,294)	$(76,407)

	Japanese Yen		U.S. dollars
PER SHARE DATA:
Net loss per share	¥(8,569)	¥(46,643)	$(454)

Weighted average number of common shares outstanding	9,725	168,285	168,285

The accompanying notes to financial statements are an integral part of these statements.

CROSSWAVE COMMUNICATIONS INC.

STATEMENTS OF SHAREHOLDERS' EQUITY

For the period from October 28, 1998 (date of inception) through March 31, 1999 and for the year ended March 31, 2000

			Thousands
			of U.S.
	Thousands of Yen		dollars

	1999	2000	2000

COMMON STOCK:
Balance, beginning of period	¥ —	¥ 6,353,934	$ 61,851
Common stock issued 128,000 shares for the
six-month period ended March 31, 1999, and
272,000 shares for the year ended March 31,
2000	6,353,934	13,500,862	131,421

Balance, end of period	¥6,353,934	¥ 19,854,796	$193,272

ACCUMULATED DEFICIT:
Balance, beginning of period	¥ —	¥ (83,336)	$(811)
Net loss	(83,336)	(7,849,294)	(76,407)

Balance, end of period	¥ (83,336)	¥(7,932,630)	$(77,218)

The accompanying notes to financial statements are an integral part of these statements.

CROSSWAVE COMMUNICATIONS INC.

STATEMENTS OF CASH FLOWS
For the period from October 28, 1998 (date of inception) through March 31, 1999 and for the year ended March 31, 2000

			Thousands
			of U.S.
	Thousands of Yen		dollars

	1999	2000	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	¥(83,336)	¥ (7,849,295)	$(76,407)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	405	841,648	8,193
Unrealized foreign currency exchange
gain	—	(10,016)	(97)
Changes in operating assets and liabilities:
Increase in accounts receivable	—	(60,895)	(593)
Increase in refundable consumption tax
and other current assets	(72,660)	(274,087)	(2,668)
Increase in accounts payable	77,923	585,102	5,696
Increase in accrued expenses and other
current liabilities	24,557	2,784,331	27,103

Net cash used in operating activities	(53,111)	(3,983,211)	(38,773)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,187,762)	(1,324,302)	(12,892)
Payment for deposits	(41,037)	(295,927)	(2,881)
Increase in other assets, net	(100)	(102,040)	(993)

Net cash used in investing activities	(1,228,899)	(1,722,269)	(16,766)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under capital lease
obligation	(185)	(627,759)	(6,111)
Proceeds from issuance of common stock	6,353,934	13,500,862	131,421

Net cash provided by financing
activities	6,353,749	12,873,103	125,310

NET INCREASE IN CASH AND CASH
EQUIVALENTS	5,071,739	7,167,623	69,771
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	—	5,071,739	49,370

CASH AND CASH EQUIVALENTS AT END OF
YEAR	¥5,071,739	¥12,239,362	$119,141

F-6

CROSSWAVE COMMUNICATIONS, INC.

STATEMENTS OF CASH FLOWS — (Continued)

			Thousands of
	Thousands of Yen		U.S. dollars

	1999	2000	2000

SUPPLEMENTAL DISCLOSURES TO STATEMENT OF
CASH FLOWS:
Cash paid during the period for:
Income taxes	—	—	—

Interest expenses	¥21	¥198,457	$1,932

Non-cash transactions — additions to capital lease
obligation during the period	¥3,252	¥12,089,208	$117,679

The accompanying notes to financial statements are an integral part of these statements.

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 1999 and 2000

1.	Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies Business and Organization

     Crosswave Communications Inc. (the "Company'') was established on October 28, 1998 as a joint venture among Internet Initiative Japan Inc. (IIJ), Sony Corporation (Sony) and Toyota Motor Corporation (Toyota) for the purpose of operating a nationwide fiber optic network for high-speed, large-capacity data communications. Under the joint venture agreement dated January 26, 1999, the ownership interest in the Company of IIJ, Sony and Toyota is 40%, 30% and 30%, respectively. The Company is a Type I Carrier as designated by Ministry of Posts and Telecommunications of Japan, and is licensed to provide telecommunication services through its own telecommunication network facilities.

     The Company was a development stage enterprise from its inception through March 1999 and its activities during that period consisted of raising capital, developing its business plan, procuring the Type I Carrier License, designing and developing its network architecture and support system, acquiring the related equipment and facilities and negotiating interconnection agreements.

     The telecommunication industry in Japan is highly regulated and therefore regulatory matters could impact the Company's ability to conduct its business.

     The Company has incurred net losses since its inception as it continues to build its network and customer base. The Company intends to fund its future liquidity requirements through capital raising activities and/or funding from other sources including its existing shareholders. If these efforts are not successful, future operations of the Company will be adversely affected.

Summary of Significant Accounting Policies

     (a) Basis of Financial Statements

     The Company maintains its books of accounts in conformity with financial accounting standards of Japan. The financial statements presented herein have been prepared in a manner and reflect certain adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. The major adjustments include those related to accounting for leases, recognition of certain revenues, depreciation and amortization and accruals for certain expenses.

     (b) Concentration of Risk

     The Company is highly dependent on IIJ, its 40 percent shareholder, not only as its main customer and its main sales agent but also for procurement of equipment and source of managerial and technical personnel and expertise. See also Note 3 for disclosures of related party transactions.

     (c) Translation into U.S. Dollars

     The Company maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the approximate exchange rate at Federal Reserve Bank of New York on March 31, 2000 of ¥102.73 to US$1 solely for convenience of readers outside Japan. The

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

(d) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(e) Revenue Recognition

     The Company provides high-speed backbone service, wide area Ethernet platform service, dial-up port service and the renting of racks to its customers on a fixed monthly fee basis. Revenues from these services are recognized on a fixed monthly basis as the services are provided to customers.

     Initial set-up fee revenues are deferred and recognized over the estimated average period that the customers are expected to remain connected to the system.

(f) Sources of Data Communication Services

     As more fully described in Note 2, the Company relies on data communication carriers through indefeasible right of use (IRU) contracts in units of capacity of data traffic connections operated by these carriers to provide data communication services to its customers. The Company believes that its anticipated use of multiple carriers and its ability to use its own network developments will significantly mitigate concentration of supplier risks in this respect.

(g) Loss Per Share

     Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding.

(h) Cash and Cash Equivalents

     Cash and cash equivalents include all highly liquid debt instruments with an initial maturity of three months or less.

(i) Foreign Currency Transactions

     Purchases denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency accounts payable balances are restated based on exchange rates prevailing at each balance sheet date with the resulting gain/loss charged to income.

(j) Property and Equipment

     Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation and amortization of property and equipment, including purchased software, is computed on a straight-line method using estimated useful lives of 3 to 30 years. Property under capital lease, including certain IRUs, is depreciated on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

     Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in other income or expenses.

(k) IRU Contracts

     The Company has entered into various IRU contracts with data communication carriers for network data transmission capacity. Accounting for each IRU is based on whether it is a service contract or a lease under Statement of Financial Accounting Standards ("SFAS'') No. 13 "Accounting for Leases.'' The Company has determined based on current industry practices and interpretations that each of its IRUs qualifies as a lease. Further classifications have been made as either an operating lease or a capital lease in accordance with established criteria.

     As the accounting for IRUs is evolving, there are a number of issues, some of which have already been referred to the Emerging Issues Task Force of the Financial Accounting Standards Board ("FASB''), while others are likely to be referred to standard setting bodies. As such, different accounting might therefore be required for IRU contracts in the future.

(l) Capital Leases

     All leased property, including certain IRUs, meeting specified criteria under SFAS No. 13 are capitalized as property and equipment based on the present value of the future minimum lease payments.

(m) Long-Lived Assets

     The Company's long-lived assets, primarily consisting of property and equipment and IRUs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. There was no impairment loss for long-lived assets for the six-month period ended March 31, 1999 and for the year ended March 31, 2000.

(n) Income Taxes

     Income taxes are provided based on income for financial reporting purposes. Deferred income taxes are recognized under the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are provided against assets which are not likely to be realized.

(o) Segment information

     To date, as presented in the accompanying financial statements, the Company has managed its business and measured results based on a single data communication services operating segment with all its facilities located in Japan.

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(p) Advertising expense

Advertising expense is charged to income as incurred.

(q) New Accounting Standards

     In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities.'' SFAS No. 133 will be effective for the fiscal years beginning after June 15, 2000 and requires recognition of all derivatives in the balance sheet and measurement of those instruments at fair value. Changes in the fair value of derivatives are recorded in the current earnings or other comprehensive income, depending on hedge designation and type of the related hedge transaction. The hedge ineffectiveness will all be recognized in earnings. The Company will adopt SFAS No. 133 during the fiscal year in which the statement becomes elective. The effect on the Company's financial statements of adopting SFAS No. 133 is not expected to be significant. There has been no derivative instrument employed by the Company through March 31, 2000.

2. IRU Contracts With Carriers

     The Company has entered into the following three IRU contracts:

     On November 30, 1998, the Company entered into a contract with KDD to purchase an IRU in units of capacity of a nationwide network of dark fiber in Japan for 10 years commencing from May 1999 through April 2009. Under this contract, the Company is obliged to make lease payments of variable and fixed portions and maintenance fees to KDD for the use of dark fiber. The variable portion of the lease payments is set at 5% of total sales during a fiscal year based on sales projections available at the time of the contract, subject to prospective adjustments by agreement of the parties in the percentage in case of future deviations of 10% or more from the projected amount of the variable portion on a cumulative basis from the following business year after such deviation. The percentage, however, is fixed at 5% for the year ended March 31, 2000 and the year ending March 31, 2001. The contract is being accounted for as an operating lease based on the criteria set forth in SFAS No. 13, "Accounting for Leases.'' The fixed portion of lease expense and maintenance expense is recognized on a straight-line basis over the term of the contract and the differences between such expenses and actual cash payments that fluctuate over the lease term are recorded as accrued expenses in the accompanying balance sheets. Lease expense under this operating lease, including variable and fixed portions, amounted to ¥ 3,137,787 thousand (US$30,544 thousand) for the year ended March 31, 2000, and was included in cost of data communications services in the accompanying statements of operations.

     On October 8, 1999, the Company entered into a contract with Pacific Global Exchange to purchase an IRU in units of dedicated capacity of an international data traffic connection on optic fiber lines between Japan and the United States for 20, years for US$25920,000. The Company made a down payment of US$1,296,000 upon signing of the contract in October 1999, which was recorded as deposits and other assets in the accompanying balance sheets. Subsequently, on June 13, 2000, the Company canceled the contract and expects the deposit to be fully refunded.

     On March 28, 2000, the Company also entered into a contract with Global Crossing to purchase an IRU in units of dedicated capacity of an international data traffic connection on optic fiber lines between Japan and the United States for the period commencing from March 2000 through December 2023, for the total contract price of US$25 million. According to the payment schedule set forth in the contract, the Company paid 25% of the total contract price upon signing of the contract in March 2000 with the remaining 75% payable in or before March 2001. The

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

contract is being accounted for as a capital lease based on the criteria set forth in SFAS No. 13. The IRU is recorded in property and equipment as a capitalized lease in the accompanying balance sheet and is being depreciated on a straight-line basis over the contract term. Under this contract, the Company is also obligated to pay an annual maintenance fee of US$150,000 per minimum capacity unit for the five units, totaling US$750,000.

3. Related Party Transactions

     Summarized below are significant transactions with related parties for the period from October 28, 1998 through March 31, 1999 and for the year ended March 31, 2000, and the related transaction balances as of March 31, 1999 and 2000:

	Thousands of Yen

1999:	IIJ and its subsidiaries/ affiliates	Sony and its subsidiaries/ affiliates	Toyota and its subsidiaries/ affiliates

Transactions:
Purchases of property	¥1,080,082	—	—
Operating costs and expenses	5,596	¥17,524	—
Balances:
Accounts payable and other liabilities	4,603	—	—

	Thousands of Yen

2000:	IIJ and its subsidiaries/ affiliates	Sony and its subsidiaries/ affiliates	Toyota and its subsidiaries/ affiliates

Transactions:
Revenue	¥ 199,914	¥12,555	¥1,701
Purchases of property	1,378,677	—	—
Operating costs and expenses	344,845	357,330	30,434
Balances:
Accounts receivable	53,651	6,237	—
Accounts payable	18,939	18,133	3,422

	Thousands of U.S. dollars

2000:	IIJ and its subsidiaries/ affiliates	Sony and its subsidiaries/ affiliates	Toyota and its subsidiaries/ affiliates

Transactions:
Revenue	$1,946	$ 122	$ 17
Purchases of property	13,420	—	—
Operating costs and expenses	3,357	3,478	296
Balances:
Accounts receivable	522	60	—
Accounts payable	184	176	33

     The Company has management service agreements with IIJ, Sony and Toyota under which directors and managerial and technical employees are seconded from these shareholders to the Company, whose services are charged as service fees to the Company based principally on their payroll costs. Operating costs and expenses presented in the table above included service fees paid for such services to IIJ, Sony and Toyota totaling ¥ 301,335 thousand (US$2,933 thousand),

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

¥27,653 thousand (US$269 thousand) and ¥30,256 thousand (US$294 thousand), respectively, for the year ended March 31, 2000.

     During the year ended March 31, 2000, the Company paid Intervision Inc., a subsidiary of Sony, ¥317,852 thousand (US$3,094 thousand) for advertising and promotion services provided by Intervision Inc., which is included in operating costs and expenses in the table above.

4.	Property and Equipment

Property and equipment at March 31, 1999 and 2000 consisted of the following:
	Thousands of Yen		Thousands of U.S. dollars

	1999	2000	2000

Property and equipment, at cost:
Capitalized leases, primarily data
communications equipment	¥3,252	¥12,758,224	$124,192
Data communication equipment	—	885,883	8,623
Purchased software	—	346,404	3,372
Leasehold improvements and other
equipment	628	126,438	1,231
Construction in progress	1,523,103	1,728,418	16,825

	1,526,983	15,845,367	154,243
Less: accumulated depreciation	(405)	(839,994)	(8,177)

Property and equipment, net	¥1,526,578	¥15,005,373	$ 146,066

5.	Leases

The Company is obligated under various capital leases and non-cancelable operating leases, which expire at various dates during the next ten years.

At March 31, 1999 and 2000, the gross amount of equipment and related accumulated depreciation recorded under capital leases were as follows:

	Thousands of Yen		Thousands of U.S. dollars

	1999	2000	2000

Capitalized leases, primarily data
communications equipment	¥3,252	¥12,758,224	$124,192
Less: accumulated depreciation	(195)	(706,909)	(6,881)

	¥3,057	¥12,051,315	$117,311

     Depreciation of assets under capital leases is included in depreciation and amortization expense in the accompanying statements of operations.

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Future minimum lease payments under capital leases as of March 31, 2000 are as follows:

	Thousands of	Thousands of
Year ending March 31,	Yen	U.S. dollars

2001	¥3,797,123	$36,962
2002	1,806,811	17,588
2003	1,806,604	17,586
2004	1,791,681	17,441
2005	1,776,720	17,295
2006 and thereafter	1,963,163	19,110

Total minimum lease payments	12,942,102	125,982

Less amount representing interest (rates ranging
from 1.90% to 5.14%)	(1,487,602)	(14,481)

Present value of net minimum payments	¥11,454,500	$111,501
Less: current portion	(3,324,883)	(32,365)

Noncurrent	8,129,617	79,136

     As explained in Note 2, the Company is obligated under a non-cancelable IRU contract with KDD accounted for as an operating lease. As of March 31, 2000, future minimum lease payments for the fixed portion of this operating lease contract and maintenance fees under the related non-cancelable maintenance service contract are as follows:

	Thousands of Yen		Thousands of U.S. dollars

	Lease (fixed		Lease (fixed
Year ending March 31,	portion)	Maintenance	portion)	Maintenance

2001	¥2,000,000	¥1,000,000	$19,469	$9,734
2002	2,000,000	2,000,000	19,469	19,469
2003	4,000,000	2,500,000	38,937	24,336
2004	4,000,000	2,500,000	38,937	24,336
2005	4,000,000	2,500,000	38,937	24,336
2006 and thereafter	16,000,000	10,000,000	155,747	97,341

Total minimum payments	¥32,000,000	¥20,500,000	$311,496	$199,552

     In addition to the total minimum payments for the fixed portion presented above, there are projected variable payments as set forth in the contract of ¥ 800,000 thousand (US$7,787 thousand), ¥1,200,000 thousand (US$11,681 thousand), ¥1,800,000 thousand (US$17,522 thousand), ¥2,500,000 thousand (US$24,336 thousand), ¥3,000,000 thousand (US$29,202 thousand) and ¥17,000,000 thousand (US$165,482 thousand) for the years ending March 31, 2001, 2002, 2003, 2004, 2005 and 2006 and thereafter. Actual variable payments could differ from these projected amounts due to deviations in sales amounts from the sales projection underlying the contract. As of March 31, 2000, the actual variable payments made to date are less than the projected amounts in the contract by approximately ¥390,000 thousand (US$3,796 thousand), which may result in adjustments to the rates to be paid in later years according to the provisions of the contract as described in Note 2.

     The annual maintenance fee under the international IRU contract of March 28, 2000 is estimated to be approximately ¥77,047 thousand (US$750 thousand) per year.

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

     The Company occupies offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for such cancelable leases for the period ended March 31, 1999 and for the year ended March 31, 2000 totaled ¥7,921 thousand and ¥336,510 thousand (US$3,276 thousand), respectively.

6. Income Taxes

     The Company is subject to national, municipal and local taxes in Japan based on income. Due to the enactment of a new tax law, the aggregate normal tax rate was reduced from approximately 48% for the period ended March 31, 1999 to 42% for the year ended March 31, 2000. Deferred income taxes were principally calculated at the rate of 42%.

     The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 1999 and 2000 are as follows:

			Thousands of
	Thousands of Yen		U.S. dollars

	1999	2000	2000

Deferred tax assets:
Net operating loss carryforwards	¥53,992	¥2,140,026	$20,832
Accrued expenses	—	1,164,705	11,338
Lease obligation	5	33,632	326
Depreciation	—	43,117	420
Other	—	2,161	21

Total gross deferred tax assets	53,997	3,383,641	32,937
Less valuation allowance	(53,997)	(3,377,101)	(32,874)

Deferred tax assets	—	6,540	63

Deferred tax liabilities	—	6,540	63

Net deferred tax assets	¥—	¥—	$—

     Because of the uncertainty in realization of the future tax benefits, the net deferred tax assets at March 31, 1999 and 2000 are fully asset by a valuation allowance.

     At March 31, 2000, the Company had net operating loss carryforwards for income tax purposes of ¥5,095,301 thousand (US$49,599 thousand) which were available to offset future taxable income. Most of these carryforwards will expire from in 2005.

7. Shareholders' Equity

     Under the Japanese Commercial Code (the "Code''), the amount available for dividends is based on retained earnings as recorded on the books of account maintained in conformity with financial accounting standards in Japan. At March 31, 2000, the accumulated deficit recorded on the Company's books of account was ¥ 5,132,122 thousand (US$49,957 thousand), and therefore no dividends may be paid at the present time.

     The Code requires the Company to appropriate as a legal reserve a portion of retained earnings in an amount equals to at least 10 percent of cash payments, including dividends and officers' bonuses, in each financial period, until the reserve equals 25 percent of stated capital. The retained earnings so appropriated may be used to eliminate or reduce a deficit

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

by resolution of the shareholders or may be transferred to capital stock by resolution of the Board of Directors.

     Under the Code, at least 50 percent of the issue price of new shares, with a minimum of the par value thereof, is required to be designated as stated capital. The portion which is to be designated as stated capital is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as stated capital, as reduced by stock issuance costs less the applicable tax benefits, are credited to additional paid-in capital.

8. Fair Value of Financial Instruments

     For financial instruments other than capital lease obligations, the carrying amount approximates fair value because of the short maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of capital lease obligations at March 31, 1999 and 2000 are as follows:

			Thousands of
	Thousands of Yen		U.S. dollars

	1999	2000	2000

Capital lease obligation	¥2,965	¥11,581,367	$112,736

