Form 20-F/A
period 2001-03-31
INTERNET INITIATIVE JAPAN INC
filed 2001-10-12
CIK 1090633

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2001
OR
   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission file number: 0-30204

Kabushiki Kaisha Internet Initiative
(Exact name of Registrant as specified in its charter)
Internet Initiative Japan Inc.
(Translation of Registrant’s name into English)

Takebashi Yasuda Bldg

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

     As of March 31, 2001, 22,480 shares of common stock were outstanding, comprised of 16,484 Shares and 11,992,000 ADSs (equivalent to 5,996 shares).

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]  No [   ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [   ]  Item 18 [X]

*Not for trading, but only in connection with the registration of the ADSs.

-i-

Forward-looking Statement

     This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry and that are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition of ours or our group companies or state other “forward-looking” information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement.

     Although we believe that expectations we express in these forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D. and include, without limitation:

•	that we may not continue to increase subscribers to our connectivity services, particularly subscribers at higher bandwidths,

•	that our large capital investment in Crosswave Communications Inc. may not yield the expected returns in the future or at all,

•	that we may not generate significant revenues from our systems integration services or our Internet data center services, and

•	that leased line costs may not decrease as rapidly as expected or at all.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data

     The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and the notes to the financial statements beginning on page F-1. You should also read Operating and Financial Review and Prospects included as Item 5. The statement of operations data set forth below for the fiscal years ended March 31, 1997, 1998, 1999, 2000 and 2001 and the balance sheet data as of March 31, 1998, 1999, 2000 and 2001 are derived from our audited financial statements, which have been prepared in accordance with U.S. GAAP and audited by Deloitte Touche Tohmatsu, independent auditors. The balance sheet data as of March 31, 1997 is derived from our unaudited financial statements. The unaudited data reflect all adjustments, consisting of normal recurring adjustments, that, in the opinion of management, are necessary for a fair presentation of the amounts involved, on a basis consistent with selected consolidated financial data derived from the audited financial statements. The historical results are not necessarily indicative of results to be expected for any future period.

	As of and for the year ended March 31,

	1997	1998	1999	2000	2001	2001

	(millions of yen, except per share and ADS data)					(thousands of U.S.
						dollars, except per
						share and ADS data)
Statement of Operations Data:

Connectivity and value-added services revenues:

Dedicated access	¥4,291	¥6,756	¥7,798	¥9,999	¥12,779	$101,794

Dial-up access	3,478	4,474	4,101	4,496	4,423	35,231

Value-added	202	368	496	884	2,136	17,011

Other	44	132	110	408	592	4,714

Total connectivity and value-added services revenue	8,015	11,730	12,505	15,787	19,930	158,750

Systems integration revenues, including related equipment sales	455	527	1,179	7,640	10,556	84,082

Other equipment sales revenues	63	66	1,085	1,875	1,390	11,076

Total revenues	8,533	12,323	14,769	25,302	31,876	253,908

Cost of connectivity and value-added services revenues	5,159	9,015	11,178	15,091	18,983	151,213

Cost of systems integration revenues, including related equipment sales	306	329	950	6,272	9,117	72,626

Cost of other equipment sales revenues	62	60	1,074	1,807	1,289	10,264

Total cost of revenues	5,527	9,404	13,202	23,170	29,389	234,103

Sales and marketing	1,211	1,508	1,570	2,604	3,252	25,903

General and administrative	892	939	1,065	1,234	1,618	12,888

Research and development	103	152	243	364	287	2,285

Total cost and expenses	7,733	12,002	16,080	27,372	34,546	275,179

Operating income (loss)	800	320	(1,311)	(2,070)	(2,670)	(21,271)

Other income (expenses):

Interest income	5	7	4	362	454	3,620

Interest expense	(120)	(216)	(219)	(277)	(643)	(5,124)

Other — net	(30)	(35)	(16)	(830)	1,088	8,667

Other income (expenses) — net	(145)	(244)	(199)	(745)	899	7,163

Income (loss) before income taxes	655	(76)	(1,510)	(2,815)	(1,771)	(14,108)

Income tax expense (benefit)	377	289	16	(1,280)	(926)	(7,374)

Minority interest in consolidated subsidiaries	(31)	(42)	123	(70)	160	1,273

Equity in net income (loss) of affiliated companies	(44)	(105)	(26)	(3,180)	(4,015)	(31,979)

Net income (loss)	¥203	¥(360)	¥(1,429)	¥(4,785)	¥(4,700)	$(37,440)

Per Share and ADS Data:

Basic and diluted net income (loss) per share	¥13,552	¥(23,565)	¥(75,720)	¥(225,791)	¥(209,085)	$(1,665)

Basic and diluted net income (loss) per ADS equivalent	6.78	(11.78)	(37.86)	(112.89)	(104.54)	(0.8)

Weighted average number of shares	15,000	15,286	18,868	21,190	22,480

Weighted average number of ADS equivalents (thousands)	30,000	30,572	37,736	42,380	44,960

Balance Sheet Data:	(unaudited)

Cash	¥ 376	¥1,158	¥1,061	¥16,158	¥13,571	$108,099

Total assets	7,615	9,340	13,359	39,001	50,641	403,384

Short-term borrowings	1,880	2,440	6,679	13,690	5,620	44,767

Current portion of long-term borrowings, including capital lease obligations	812	1,142	1,855	2,255	1,644	13,098

Long-term borrowings, including capital lease obligations	2,394	2,929	2,151	2,300	5,479	43,643

Convertible notes(1)	—	—	—	—	15,000	119,484

Shareholder’s equity	1,361	1,868	485	15,001	16,928	134,839

	As of and for the year ended March 31,

	1997	1998	1999	2000	2001	2001

	(millions of yen, except per share and ADS data)					(thousands of U.S.
						dollars, except per
						share and ADS data)

Operating Data:

Capital expenditures, including capitalized leases	¥2,501	¥1,696	¥1,929	¥3,465	¥3,963	$31,568

EBITDA(2)	1,356	1,448	111	(37)	(72)	(574)

Operating margin(3)	9.4%	2.6%	(8.9)%	(8.2)%	(8.4)%

EBITDA margin(2)(4)	15.9%	11.7%	0.7%	(0.1)%	(0.2)%

Net cash provided by (used in):

Operating activities	¥219	¥292	¥400	¥1,199	¥(271)	$(2,155)

Investing activities	(1,695)	(300)	(3,695)	(7,135)	(9,544)	(76,025)

Financing activities	1,274	785	3,186	22,192	6,428	51,201

(1)	In April 2000, IIJ issued the 1.75 percent unsecured yen convertible notes due March 2005 in the aggregate principal amount of ¥15,000 million.

(2)	EBITDA represents operating income (loss) plus depreciation and amortization. EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing IIJ’s operating performance, financial position and cash flows. EBITDA is not necessarily comparable with similarly titled measures for other companies.

(3)	Operating income (loss) as a percentage of total revenues.

(4)	EBITDA as a percentage of total revenues.

Exchange rates

     In parts of this annual report, we have translated Japanese yen amounts into U.S. dollars for the convenience of investors. The rate we used for the translations was ¥125.54 equal to $1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on March 30, 2001. The following table shows the noon buying rates for Japanese yen expressed in Japanese yen per $1.00. The noon buying rate on September 24, 2001 was $1= ¥117.52.

Year ended/ending March 31,	High	Low	Average	Period end

1997	¥124.54	¥104.49	¥112.52	¥123.72

1998	133.99	111.42	122.78	133.29

1999	147.14	108.83	128.19	118.43

2000	124.45	101.53	111.35	102.73

2001	125.54	104.19	110.60	125.54

2002 (through September 25, 2001)	126.75	114.26	120.25	117.78

Calendar Year 2001
April	126.75	121.68	123.77	123.57

May	123.67	118.88	121.77	118.88

June	124.73	119.13	122.35	124.73

July	125.85	122.85	124.50	125.00

August	124.87	118.75	121.37	118.75

September (through September 25, 2001)	121.08	115.89	118.60	117.78

Quarter ending June 30,
2001	126.75	118.88	120.73	124.73

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

We had operating and net losses last year which we expect will continue for an uncertain period

     We incurred an operating loss of ¥2,670 million and a net loss of ¥4,700 million for the year ended March 31, 2001. We may incur operating and net losses in the future. Our results of operations and, therefore, the magnitude of our losses and the extent to which they continue, will be affected by a number of factors. For example:

•	A further deterioration or a lack of improvement in the Japanese economy could significantly curtail interest in our services in Japan, which, because of our dependence on the Japanese markets, could impact negatively on our revenue.

•	Because of the harsh competition in the retail ISP market, we may lose our ISP customers.

•	Our revenues may be adversely affected by price reductions, or by failure to retain our customers or to attract new customers.

•	Fluctuations in foreign exchange rates may produce foreign exchange losses.

•	Our cost of revenues may adversely affect our financial results if we contract for more backbone capacity than we need, or if we are unable to reduce our leased line costs as we intend.

•	Increased expenses resulting from our leasing of additional equipment may adversely affect our overall cost structure.

•	Margins from our growing systems integration business and Internet data center business might not be profitable.

     Please see Item 5. Operating and Financial Review and Prospects for more detailed information concerning our losses and other operating results.

Our large capital investment in Crosswave may not produce profits

     In December 2000, we purchased an additional 3.0 million outstanding ADSs of Crosswave’s at fair market value in a privately negotiated transaction for ¥2.7 billion cash. As of March 31, 2001, we own 37.9% of the outstanding shares of Crosswave and the carrying value of investment in Crosswave increased to ¥13.0 billion.

     Our investment in Crosswave is substantial and we are not certain that this investment will produce profits. Crosswave has incurred losses since its inception and we expect that Crosswave will continue to record net losses for the next several fiscal years. These losses will have a direct impact on our financial performance as a portion of these losses will be included in our financial results under the equity method of accounting that we have used to account for our investment in Crosswave.

     Crosswave is a very important part of our business. In addition to being one of our group companies, we procure significant portions of our network backbone, the rack space and other essential elements of our Internet data center services from Crosswave and as an important network component of many of our systems integration projects. We are considering various ways to protect our substantial investment in Crosswave such that we will be able to continue to receive the services that they provide us, including the possibility that we may provide it with financial assistance or increase our level of ownership.

     Since Crosswave started operating only in May 1999, it has a limited operating history. Crosswave could have problems in operating and managing its nationwide optical fiber network. Currently, we are Crosswave’s largest customer. Although Crosswave is currently expanding its customer base, it may have difficulty attracting additional customers to its services. The data communications market is a new market in Japan, and Japan’s lagging economy may prevent companies from spending in new network investment. Although Crosswave operates the first nationwide optical fiber network dedicated to high-speed data communications in Japan, competitors of Crosswave including NTT Communications, Japan Telecom and KDDI are introducing data communications services that may compete with Crosswave’s service. Additionally, this competition may lead to downward pricing pressure which may result in Crosswave generating less revenue than anticipated and potentially increasing Crosswave’s losses.

Crosswave will need additional cash to further develop its network and fund its operations and if it is unable to obtain it they will not be able to complete their network development plans as scheduled or we will be forced to modify or abandon some or all of our plans

     Crosswave believes that cash on hand and cash flow from service revenues will be sufficient to satisfy its cash requirements into the first quarter of fiscal 2002, including cash required to execute its network buildout plan and to fund negative cash flows from operations. Crosswave will need additional capital for further development of its network, including its nationwide, metropolitan and local access network buildouts, to add international capacity, to construct and develop its data centers and to fund its operations. Crosswave will need approximately an additional ¥60 billion through the year ending March 31, 2004. Crosswave expects to obtain the additional funds that it needs from bank borrowings or strategic placements of debt and equity securities and public offerings. However, there can be no assurance that funding will be available to Crosswave on a timely basis or at all, or on terms acceptable to Crosswave, especially in light of the general tightening of the credit markets in Japan. Any inability to raise funds may prevent Crosswave from implementing its plans or may require us to modify or abandon some or all of our plans and may have an adverse effect on our operations.

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

We may not be able to compete effectively, especially against established competitors which have greater financial, marketing and other resources

     Our major competitors in the Internet access business and Internet data center business are major telecommunications carriers like NTT Communications, KDDI and Japan Telecom and their affiliates. In systems integration business, our major competitors are large hardware vendors such as IBM, NEC and Hitachi and systems integraters like NTT Data. These competitors have certain advantages over us including:

•	substantially greater financial resources,

•	more extensive and well-developed marketing and sales networks,

•	higher brand recognition among consumers, and

•	large customer bases.

     With these advantages, our competitors may be better able to:

•	develop, market and sell their services,

•	adapt more quickly to new and changing technologies, and

•	more easily obtain new subscribers.

     In addition, if telecommunications carriers replace their existing switches and equipment with more advanced switches and equipment, this may increase their ability to use their existing extensive networks for Internet and data transmission.

New competitors may attract customers away from us

     In the field of Internet access services, we may also compete with new ISPs that emerge as the Internet market continues to grow. For example, many of the major cable television companies, mobile communications companies and ADSL companies are increasing the number of subscribers to their Internet access services (ADSL stands for Asymmetric Digital Subscriber Line, which is a high-speed method for transmitting data over existing copper wires). Although we provide backbone services to such companies including cable television Internet providers, it may also affect our customer base expansion in retail market.

     In the field of Internet data center services, competition from other data center operators may attract customers away from us. Various companies in the data center business such as NTT Communications, KDDI and Powernets may be strong competitors of ours and if they are successful in the market we could lose customers or grow less rapidly.

We depend on key personnel and our business and relationship with customers and major shareholders may suffer if we cannot attract or retain qualified personnel or if we lose the services of our executive officers

     If we fail to attract or retain the qualified personnel we need, our business may be adversely affected. Because our network, services, products and technologies are complex, we depend on the continued service of our existing engineering and other personnel and we will need to hire additional engineers and research and development personnel. Competition for qualified engineers, research and development personnel and employees in the Internet services industry in Japan is intense and there are a limited number of persons with the necessary knowledge and experience.

     Our future success also depends on the continued service of our executive officers, particularly Mr. Koichi Suzuki, who is our President and also serves as the President of Crosswave and most of the other IIJ group companies. We rely on his expertise in the operation of our businesses and on his personal relationships with our shareholders and the shareholders of the IIJ group companies and with our business partners. None of our officers or key employees, including Mr. Suzuki, is bound by an employment or noncompetition agreement.

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

We may be sued if we fail to execute our systems integration projects

     A significant portion of our future revenue depends on systems integration projects which we, in cooperation with IIJ Technology and IIJ Media communications, have been contracted to perform. We may not be able to perform our responsibilities under these contracts to the satisfaction of our customers or at all because lack of qualified engineers, or lack of task-management capabilities for software-development vendors. If we do not execute these projects as contracted, we may be sued by our counterparties.

Our minority interest in several affiliates upon whose performance we greatly depend does not allow us complete control over their operations

     We conduct our business directly and by working together with a number of subsidiaries and affiliates. While we have invested heavily in and exercise significant influence over these companies, we do not own a majority interest in our affiliates. There are risks associated with this group structure:

•	Crosswave’s operations are an integral part of the group’s business and we are dependent on its fiber lines and data centers facilities to some extent.

•	Crosswave will require significant additional funding to complete its network buildout and we may be requested to assist it with this financing, in additions to our current investment.

•	Our success is dependent on Crosswave’s success to buildout its network and attract enough customers to become profitable to recover the significant capital investments in fixed assets.

•	These affiliated companies’ financial contributions to our results of operations are limited even though we offer our services and operate as a group.

•	We may not be able to exercise significant influence over these companies in the future, and our interests may diverge from those of one or more of these companies or their other shareholders.

There are risks associated with our continued international expansion

     By operating our network internationally, we expose ourselves to the risks of international markets and other risks that do not exist or are less significant in Japan. One of the key components of our strategy is to continue to expand our network reach through our international networks, particularly between the United States and Japan. This will require significant management attention and financial resources. We may have significant exposure to risks in connection with our international operations. Among these risks are the following:

•	the impact of recessions in economies outside Japan;

•	unexpected changes in or delays resulting from regulatory requirements;

•	the rate of the development of the Internet industry in countries in Asia; and

•	political and economic instability.

     These factors could adversely affect our future international expansion and, consequently, our business, financial condition and results of operations.

We depend on telecommunications carriers and other suppliers and we could be affected by disruptions in service or delays in the delivery of their products and services

     We rely on telecommunications carriers like Crosswave, KDDI, Japan Telecom and AT&T for a significant portion of our network backbone and regional NTTs for our customers’ local access lines to provide telecommunications services that we need. We are subject to potential disruptions in these telecommunications services and we may have no means of replacing these services, on a timely basis or at all, in the event of any such disruption.

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

If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose customers

     Our markets are characterized by:

•	rapid technological change,

•	frequent new product and service introductions,

•	changes in customer requirements and

•	evolving industry standards.

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

Foreign exchange fluctuations could negatively affect our results of operations because of our committed U.S. dollar obligations and may negatively affect the value of our U.S. dollar monetary assets

     Our reporting currency and most of our revenues are in Japanese yen. However, a substantial amount of our lease payments for international lines are payable in U.S. dollars, although we expect the total amount of these payments to decrease. In connection with our initial public offering in August 1999, we obtained U.S. dollar proceeds, and as of March 31, 2001 we held approximately $43 million in dollar-denominated demand and short-term time deposits. We recorded a ¥1.1 billion foreign exchange gain for the year ended March 31, 2001 as a result of the depreciation of the yen against the dollar. Although we are going to use these proceeds mainly for the U.S. dollar lease payments for international lines, future fluctuations in currency exchange rates may adversely affect our financial results.

Item 4. Information on the Company

A. Historical Background

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

     Our head office is located at Takebashi Yasuda Bldg., 3-13, Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan, and our telephone number at that location is 81-3-5259-6500. Our agent in the United States is IIJ America, Inc., 399 Park Avenue, 23rd Floor, New York, New York 10022 and our telephone number at that location is 212-350-1300. We have a Web site that you may access at http://www.iij.ad.jp/. Information contained on our Web site does not constitute part of this annual report.

     For a discussion of capital expenditures for the past three years see “Capital Expenditures” in Item 4.B. For a discussion of current capital expenditures see Item 5.B., Liquidity and Capital Resources.

B. Business overview

     We offer a comprehensive range of Internet access and network solutions to our customers in Japan. We offer our services on one of the most advanced and reliable Internet networks available in Japan and between Japan and the United States. Our services are based upon high-quality networking technology tailored to meet the specific needs and demands of our customers.

     We offer a variety of services to our customers as part of our total network solutions. Our primary services are our Internet access services, which range from low-cost dial-up access to high-speed access through dedicated lines, and our systems integration services and Internet data center services.

     We also offer independently, or together with our IIJ group companies, a variety of other value-added services, including:

•	security services, such as managed firewalls with VPN function, network intrusion detection and comprehensive network security services;
•	mail server outsourcing services;
•	Web hosting services;
•	content development, distribution and Internet broadcasting services; and
•	gateway services for remote user access and roaming.

     This extensive variety of Internet access services, systems integration services and value-added services, which include Internet data center services, enables our customers to purchase all their network-related services and products through a single source. To support our services and for the convenience of our customers, we offer a variety of hardware, software and other products, such as network equipment, which are mostly sourced from third-party vendors. We aim to be the leading supplier of total network solutions in Japan.

     We have created a high-quality network that extends throughout Japan. Our backbone is one of the highest capacity Internet backbones in Japan. Our backbone network was formed by leasing lines from telecommunications carriers. Our domestic backbone is anchored by 1 STM-4c trunk line (equivalent to 622 Mbps) and 1 STM-1 trunk line (equivalent to 155 Mbps) between Tokyo and Osaka, and has large connections to the other major business regions in Japan. As of March 31, 2001, we have

24 Network Operation Center and 74 PoPs nationwide. Our backbone network also extends to the United States with a total capacity of 1.7Gbps (7 STM-1 trunk lines and 1 STM-4c trunk line) as of June 30, 2001.

     In addition to our network, we have significant interests in two other networks: the A-Bone and the Crosswave network. We currently own 26.7% of Asia Internet Holding, the company that owns the A-Bone. The A-Bone is an Internet network using leased lines that connects eight countries in the Asia-Pacific region, including Japan, China, Singapore, Hong Kong, Malaysia, the Philippines, Indonesia and Thailand. Using our network and engineering expertise and pursuant to an agreement with Asia Internet Holding, we operate and manage the A-Bone.

     We also owned 37.9% of Crosswave at March 31, 2001, which operates one of the first high-speed telecommunications facilities and networks in Japan designed specifically for data communications. Through DWDM and SONET, advanced multiplexing and transmission technologies, we believe that Crosswave’s network has the capacity to provide over 100 Gbps of bandwidth with multiplexing and transmission equipment upgrades.

     Crosswave’s network began operating in May 1999, and extended the network nationwide, except to Shimane and Okinawa, as of March 31, 2001.

     Crosswave provides its customers with access to dedicated lines at prices that are generally less than currently available. We are Crosswave’s largest customer and use Crosswave’s lines for a significant portion of our domestic backbone—currently we transmit more than 90% of our domestic Internet traffic over Crosswave’s fiber optic lines. We will continue to use Crosswave’s lines as we add new lines and replace or upgrade existing lines. Crosswave’s lines allow us to significantly expand our network by adding additional capacity to handle increasing traffic volume and by increasing the number of our POPs. It will also allow us to improve our cost structure. We also started utilizing Crosswave’s Japan-US fiber optic lines, which is 600Mbps line as of June 30, 2001. We expect that going forward we will procure significant amounts of our international capacity from Crosswave.

Services

Our Total Network Solutions

     We are a provider of total network solutions. We provide our customers with tailored, end-to-end Internet and private network solutions. The diversity of services we offer permits each customer to purchase individual services or a bundle of services that provide the most efficient, reliable and cost-effective solution for that customer’s particular needs.

     The primary resources that we use to provide total network solutions to our customers and the primary reasons that our customers choose us to provide them total network solutions include:

•	Our Internet access services.
•	Our systems integration services ranging from ongoing consulting, systems design and construction, operation and management.
•	Our line-up of value-added services which includes security and server outsourcing.
•	Our Internet data center services.
•	Other network and application services that our group companies provide.

     Our total network solutions for business users is one of the primary focuses of our business. We consult with businesses and other customers to identify their particular situations and needs. We draw upon our extensive resources to address those needs.

Our Internet Access Services

     We offer two categories of Internet access services: dedicated access services and dial-up access services. Dedicated access services are based on dedicated local-line connections provided by carriers between our backbone and customers. Dial-up access services require customers to connect to our POPs through public-switched telephone network. The Internet access part of our total network solutions ranges from cost-effective, entry-level dial-up connections from home personal computers to customized wide-area network solutions deploying a range of the dedicated and dial-up services listed below to connect the headquarters, data centers, branch offices and mobile personnel.

     The following table shows the numbers of our Internet access service subscribers as of the dates indicated.

	As of March 31,

	1996	1997	1998	1999	2000	2001

Dedicated access service contracts:

IP Service

64kbps - 128kbps	320	711	794	654	484	295

192kbps - 768kbps	57	122	169	171	155	80

1Mbps - 2Mbps	12	52	51	66	140	240

3Mbps - 150Mbps	2	12	34	57	71	111

Total IP Service	391	897	1,048	948	850	726

IIJ T1 Standard (1.5 Mbps)	—	—	—	—	146	575

IIJ Economy

64kbps - 128kbps	—	—	156	708	1,008	1,295

Total dedicated access service contracts	391	897	1,204	1,656	2,004	2,596

Dial-up access service contracts:

IIJ4U	—	10,766	21,422	48,195	75,170	95,273

Others	17,706	17,929	14,534	10,508	54,970	66,857

Total dial-up access service contracts	17,706	28,695	35,956	58,703	130,140	162,130

     As of July 31, 2001, we offered the following Internet access services:

Service Type	Summary Description	Pricing

Dedicated access services

IP Service	Full-scale dedicated line service with high-speed access for businesses and other ISP’s with demanding throughput requirements.	The fees include various setup fees and monthly fees that vary according to carrier, line speed, line type and distance involved.

IIJ T1 Standard	Packaged dedicated line service offering 1.5 Mbps connection but not including certain features of full-scale IP Service such as dynamic routing and unlimited IP addresses.	Initial setup fee of ¥50,000. The monthly access fee was charged to ¥117,000 for up to 8 IP addresses and ¥167,000 for up to 16 IP addresses.

Service Type	Summary Description	Pricing

IIJ Economy	Service for dedicated-line access to the Internet with inexpensive monthly fees primarily for medium and small businesses and local and regional offices of corporate groups.	Initial setup fee of ¥40,000 and ¥15,000 for an IP address application. Monthly access fees of ¥38,000 for 64 kbps service and ¥45,000 for 128 kbps service.

IIJ Fiber Access/F	Service for dedicated line Internet access using optical lines at either 10 Mbps or 100 Mbps targeted primarily at small and medium size enterprises requirements for high capacity high speed transmissions.	Initial setup of ¥50,000. Monthly fees from ¥100,000 to ¥250,000 depending on the speed of connection and the number of IP addresses allocated. Monthly fees do not include optical line charges which are paid directly by the customer to the optical line provider.

IIJ DSL/F Service	Service for dedicated-line Internet access using ADSL lines at speeds up to 1.5 Mbps targeted primarily at small and medium sizes offices and home offices.	Initial setup of ¥30,000. Monthly access fees of ¥39,800 to ¥49,800 depending on the number of allocated IP addresses. Monthly charges do not include ADSL charges which are to be paid directly by customer to ADSL service provider.

Dial-up access services
IIJ Dial-up Standard	Service for corporate users permitting simultaneous Internet access from several dial-up lines under a single contract.	Initial setup fee of ¥5,000, Monthly basic fee of ¥2,000 plus access charges of ¥10 per minute.

Enterprise Dial-up IP Service	Service for businesses offering multiple dial-up accounts at a fixed monthly fee.	Initial setup fee of ¥20,000. Monthly basic fees from ¥3,000 to ¥4,900 per account depending on the number of accounts.

IIJ Dial-up Advanced	Service for corporate users offering bundled low-cost dial-up accounts.	Initial setup fee of ¥5,000. Monthly basic fee of ¥10,000 for the first 50 email accounts with first 2 hours access per account, plus ¥5 per minute after 2 hours.

Service Type	Summary Description	Pricing

IIJ4U	Service for individual users which includes Internet access and 5 megabytes of disk space for personal Web pages and e-mail account options for multiple users. Various access options such as fiber optic, ISDN and ADSL are available.	Initial setup fee of ¥1,900. Monthly service fee of ¥800 for the first 8 hours and charge of ¥5 per minute, with a ceiling of ¥4,900, for the next 13 hours and 40 minutes.

Dial-up Erate Service	Service for educational institutions. Services include Internet access, e-mail and disk space for home pages.	Initial setup fee of ¥5,000. ¥30,000 per year.

Dedicated Access Services

     In our dedicated line access services, we have a line-up of IP Service, IIJ T1 Standard, IIJ Economy, IIJ Fiber Access/F and IIJ DSL/F. We have recently added IIJ Fiber Access/F (August 2001) and IIJ DSL/F (May 2001) to take advantage of new ways to solve last-mile connection problems by getting access to customers through newly installed fiber optic lines and through ADSL lines both of which are new options in Japan with strong growth potential. Total bandwidth allocated to our dedicated access services has increased to approximately 3.5 Gbps as of March 31, 2001, an approximately 227% increase from approximately 1.5 Gbps at March 31, 2000. In addition, the number of customers who had subscribed for our service at 1 Mbps or higher increased to 926 as of March 31, 2001 from 357 as of March 31, 2000.

     IP Service. Our IP Service is a full-scale, high-speed access service that connects the customer’s network to our network and the Internet and is the core service we offer. As of March 31, 2001, we had 726 customers for our IP Service compared to 850 for our IP Service as of March 31, 2000. Our IP Service allows unlimited, two-way communications not only with sites in Japan, but also with any organization connected to the Internet worldwide. The customer chooses the level of service it needs based upon its bandwidth requirements. As of March 31, 2001, we offered service from 64 kbps to 150 Mbps.

     Our IP Service revenues, including IIJ T1 Standard revenues, represented 36.1% of our total revenues for the year ended March 31, 2001 and 36.0% for the year ended March 31, 2000. We believe that, as businesses continue to develop Internet capabilities, this service will continue to be the central focus of our business.

     The subscriber must pay a monthly fee for the leased local access line from the customer’s location to one of our POPs. The amount of this fee varies depending on the carrier used and the distance between the customer’s site and our POPs. We collect this fee from the customer and pay this fee amount over to the carrier.

     Although fees are charged on a monthly basis, the minimum contract length is one year. For contracts of three years, a 10% per month discount is given. 27.5% of our IP Service contracts as of the end of March 2001 are for at least three years.

     We have introduced ATM access to our IP Service in several larger metropolitan areas including Tokyo and Osaka. A subscriber may now connect to our network using NTT’s ATM MegaLink service or the equivalent service from other carriers. ATM service was available at speeds from 2 Mbps to 135 Mbps as of March 31, 2001 at rates comparable to our IP Service rates.

     We have also begun offering IPv6-capable Internet access services. IPv6 is the next generation Internet Protocol which allows IPv6 technology overcomes the problems of the protocol currently used, IPv4, which include limited IP address availability and which will enable customers to hook-up a vast range of electronic appliances and equipment ranging from cellular phones, AV equipment, car navigation devices and home electronics. We are the first commercial ISP in Japan to offer IPv6 service and our management believes that we will reap “first-mover” benefits from our initiative. We currently offer IPv6 service on a trial basis, and in an effort to promote the dissemination and use of IPv6, we are not currently charging service fees for this service.

     For our IP Service, we offer service level agreements to our customers to better define the high quality of services our customers receive. We were the first ISP in Japan to introduce this agreement.

     We guarantee the performance of the following elements under our service level agreements:

•	100% availability of our network;

•	maximum average latencies, or time necessary to transmit a signal, between designated POPs; and

•	prompt notification of outage or disruption.

     We are able to offer these service level agreements because of the high quality and reliability of our network. Our service level agreements provide customers credit against the amount invoiced for the services if our service quality fails to meet the prescribed standards.

     Subscribers to our IP Service receive 24-hour-a-day, seven-day-a-week technical support.

     IIJ T1 Standard. Our IIJ T1 Standard is a connectivity service at 1.5 Mbps that we introduced in October 1999. It is similar to our IP Service but offers a more limited range of services in a package. For example, with IIJ T1 Standard customers are limited to static routing only and can have only up to 16 IP addresses depending on the level of service and service level guarantees only extend to latency rates. Otherwise, a customer of IIJ T1 Standard enjoys essentially the same benefits and high quality of service available under our IP Service. Local access must be through NTT’s Digital Access 1500 or Digital Reach 1500 or similar services from other carriers.

     IIJ T1 Standard is specifically designed for medium and small businesses who may not need the full services available from IP Service but who do need high-speed reliable Internet connectivity service.

     As of March 31, 2001, we had 575 subscribers to IIJ T1 Standard.

     IIJ Economy. IIJ Economy is Internet access via a dedicated line at 64 kbps or 128 kbps. IIJ Economy represented approximately 4.0% of our total revenue for the year ended March 31, 2001 compared to 3.5% in the year ended March 31, 2000. We had 1,295 customers for IIJ Economy as of March 31, 2001 compared to 1,008 customers as of March 31, 2000. We introduced IIJ Economy in November 1997.

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

     IIJ Fiber Access/F Service. IIJ Fiber Access/F services is a new dedicated Internet access service that uses fiber optic lines allowing service at 10 Mbps or 100 Mbps. We began offering service in August 2001.

     IIJ Fiber Access/F Service is primarily targeted at small and medium enterprises which need high speed, high capacity Internet access. Currently, large telecommunications carries such as NTT and other providers are rapidly increasing the installation of last-mile fiber optic connections. This service takes advantage of the current and expected growth of last mile fiber optic connections to provide relatively inexpensive high speed, high capacity service. We also support this service by providing guarantees of latency rates under service level agreements.

     IIJ DSL/F Service. IIJ DSL/F Service is a new dedicated Internet access via an ADSL line with service at up to 1.5 Mbps for downstream transmission and up to 512 kbps for upstream transmission. We began offering this service in May 2001 and as of July 31, 2001, we had 45 customers.

     IIJ DSL/F Service is primarily targeted at small and medium size offices and home offices which have access to ADSL lines. ADSL lines are generally quite easy to have installed at they use the existing transmission liens thereby avoiding the time and expense associated with installing new transmission lines, such as fiber optic lines. Because of this ease of installation and the associated lower costs, the growth potential is high. We also support this service by providing guarantees of latency rates under service agreements.

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

     Our main dial-up access services are our IIJ Dial-up Standard, Enterprise Dial-up IP Service, IIJ Dial-up Advanced, IIJ4U, and Dial-up E-rate Service all as described in the table above. We also provide Network-type Dial-up IP Service, Terminal-type Dial-up IP Service and UUCP Service to customers but we are no longer promoting these services.

     We will be expanding dial-up access to our network by increasing the number of our POPs. We will do this primarily by leveraging off Crosswave and its nationwide network of POPs. We believe that increasing our POPs will be the key to enhancing customer satisfaction as well as to successfully introducing and implementing our OEM services.

     We have also expanded access to our network through roaming agreements that are an important part of our dial-up access services. We offer global Internet roaming areas in 31 countries with over 257 POPs as of June 29, 2001. Additionally, in the United States and Canada through IIJ America, we have roaming access through a toll-free number for areas where we don’t already have local POPs through roaming agreements or otherwise. We will continue to expand our roaming areas through these arrangements.

Our Systems Integration Services

     We offer systems integrations services tailored to customers’ requirements, which include consulting/project planning, systems design, construction of network systems and systems outsourcing. Our systems integration services mainly focuses on Internet business systems and corporate information systems such as Intranet, Extranet and VPN. We have built a strong record in various business fields, including the following representative examples:

•	Examples of corporate information systems include:
•	an Extranet enabling data conversion for a major printing company
•	an Internet environment with a giga-class trunk network as well as a LAN system linking classrooms at a university
•	Internet server systems for central government ministries and agencies
•	an Extranet for wholesale transactions by financial institutions

•	Examples of Internet business systems include:
•	online brokerage systems for investment banks and securities firms
•	large-scale portal sites for PDA users
•	“virtual campus” systems including both Internet connectivity and Intranet information services
•	a B2B online distribution system for digital content
•	systems for Internet CATV infrastructure

     The fee structure of our systems integration services is based upon the complexity and scale of the project required by customers. We bill our customers for these services on a fixed fee basis and recognize the revenue when the network systems and equipment are delivered and accepted by the customer.

     In the planning phase of a systems integration project, we form special project management teams formulated for every new assignment from the customer. We analyze and design the customer’s network and systems with three engineering focuses: reliability, flexibility and extendibility.

     In the network systems construction phase, we procure equipment such as servers and manage application development and software programming tasks which are outsourced to third parties. The task of network systems construction usually incorporates many of our other access and value-added services.

     In the operation phase, by utilizing data center facilities directly linked to our network, we provide a range of outsourcing services, which take maximum advantage of the Internet system, network operation and management know-how of the IIJ group companies. Rather than simply looking after the customer’s content, we take on the customer’s entire computing environment and provide round-the-clock operation and management services, as well as custom-designed monitoring systems. These outsourcing services enable customers to free themselves from the burden of operating the network systems which demands professional operation and maintenance to ensure prompt and flexible responses to unexpected system problems.

     We also provide our customers with basic, easy-order systems integration services, which we refer to as iBPS, e-business solutions, consisting of consulting and supplying various shared components such as server equipment, settlement distribution systems, data storage systems, CRM (Customer Relations Management) systems, network monitoring and systems operation management that allow our customers to launch their own e-commerce businesses quickly and cost-effectively.

Our Value-added Services

     Although our primary service to our customers has been Internet access, our customers are increasingly seeking additional network-related services. We provide our customers with a broad range of value-added services and products such as network security services, mail hosting services, and managed router services, which complement and enhance our Internet access services and systems integration services. Generally, the service period is for one year and customers are billed monthly. We recognize revenues for these services on a straight-line basis during the service period. Any initial set-up fees received in connection with our value-added services are deferred and recognized over the contract period or estimable average period of service to customers.

     We believe that business customers will continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of value-added services to enhance productivity, reduce costs and improve service reliability.

     Our value-added services include:

•	Security solutions. As of March 31, 2001, we offered three main security services that protect customers’ internal networks from unauthorized access: IIJ Security Standard, IIJ Security Premium, and IIJ Secure Remote Access. We were the first ISP in Japan to provide firewall services, which we first offered in 1994.

IIJ Security Standard We began offering in October 1999 the Security Standard Services as managed firewall service pursuant to which we install and manage (24 x 7) the operation of firewall systems. The initial setup fee is ¥120,000 and the monthly fee is ¥60,000 or ¥90,000 depending on the customer’s hardware. Since February 2001, a virtual private network (VPN) option is available for this service with a initial cost of JPY20,000 and a monthly fee of JPY10,000 per computer.

IIJ Security Premium In July 2000, we also began offering “IIJ Security Premium”, a high value-added firewall operation and management service based on Firewall-1, a product which has the biggest market share, and which we license from Check Point Software Technologies.

IIJ Secure Remote Access IIJ Secure Remote Access is a packaged service with the new IIJ Dial-up Advanced service with ID Gateway, which controls remote access via the Internet to in-house servers protected by firewalls. In addition to the 50 dial-up accounts covered by the base rate, the service will ensure a secure remote environment by controlling accessible servers and utilization protocols for each dial-up account.

•	IIJ Post Office Service. IIJ Post Office Service essentially outsources to us the job performed by an e-mail server — an easy, inexpensive way for a customer to allocate and maintain a number of e-mail accounts under its own domain name for its employees, members or other relevant users. We do all the necessary work to set up a mail server so the customer does not have to incur trouble and expense of setting up its own mail server. The customer can administer e-mail accounts on-line through our customer support Web interface. IIJ Post Office Service is available to customers subscribing to our IP Service, IIJ Economy, Enterprise Dial-Up IP service, IIJ Dial-up Standard and to Internet connection services of other ISPs.

•	IIJ Mail Box Service. IIJ Mail Box Service is essentially the same as IIJ Post Office Service. However, customers do not have to obtain their own domain names. IIJ serves as the mail box for the customers. As with IIJ Post Office Service, the customer can administer the e-mail accounts on-line through IIJ’s Customer Support Website.

•	ID Gateway Service. ID Gateway Service is an access control service available to complement our Enterprise Dial-up IP Service. When used in combination with our Enterprise Dial-up IP Service, ID Gateway Service provides customers’ employees and associates the ability to access the customers’ networks through any of our POPs. A customer that buys our ID Gateway Service is spared the trouble of authenticating users. ID Gateway systems placed at the entry to the customer’s network identify the accessing user by interacting with the ID servers at our sites which keep the information relating to user accounts and IP addresses. ID Gateway provides access control functions based on this user account information.

•	IIJ Web Standard The IIJ Web Standard allows customers to use their own domain names while providing them with up to 200 Mega Bytes of web hosting space. By only including the limited specifications such as access counter and reference of access log, IIJ kept to setup pricing of the service to a minimum, JPY 5,000/month. Additionally, through careful traffic management of the storage space, IIJ will ensure a high-performance web-server environment for users. This service mainly targets Small Office / Home Office (SOHO) and other corporate users.

•	Web Access Management Service. We provide a full-scale web access control service which controls inappropriate access to Web sites for businesses and other organizations. This service allows customers to clearly control Web site access by changing firewall and proxy server settings through application software over the Internet.

•	Backup4U Enterprise We offer a data storage services which automatically back up the hard disk data of individual and corporate users at our data centers by use of the Internet.

•	Content development and distribution solutions including IP streaming. We provide content development and distribution services. In addition to helping customers in designing their Web pages, we also offer content distribution functions under Mailing List Server Service and Simultaneous E-mail Distribution Services. We also provide Internet streaming services for live broadcasts over the Internet, as well as streaming server hosting services with our Streaming-On-Demand Channel.

•	Customer support and help desk solutions. We provide comprehensive customer support and help desk solutions that include a network monitoring and trouble-shooting service. Most of our customer support services are provided as an integral part of other services we sell, such as systems integrations.

•	IIJ DNS Services We offer domain name related services which consists of domain name administration services and domain name server outsourcing services. In a category of domain name administration services, domain names such as “.jp”, “.com,” “.net” and “.org,” are available. Since February 2001, so-called JP domain which uses Japanese-letter in shorter format ([name].JP) has also been introduced.

Our Internet Data Center Services

     As part of our value-added services, we offer Internet data center services. There are three primary services which are typically bundled together for our customers: IIJ data center facility services, IIJ data center connectivity services and management and monitoring services. Generally, the service period for all Internet data center services is for one year and customers are billed monthly. We recognize revenues for these services on a straight-line basis during the service period. Any initial set-up fees received in connection with our value-added services are deferred and recognized over the contract period or estimable average period of service to customers.

     Our IIJ data center facility services are co-location services which allow companies to house their servers and routers off-site at our data centers. Our Internet data center facilities are leased from Crosswave and the CRC Solutions Corp., which are equipped with robust security systems, 24 hour non-stop power supply, fire extinguishing systems, earthquake-resistant construction and high-speed Internet connectivity with IIJ backbones. We also offer basic monitoring and maintenance services for the equipment. This service enhances reliability, since we provide 24-hour monitoring and have specialized maintenance personnel and facilities. The initial cost of IIJ’s Internet data center services is ¥250,000, with ¥300,000 of monthly charge per rack.

     We also provide connectivity services with respect to our data centers. Our IIJ data center connectivity services are an important part of being able to provide high quality, high speed, seamless services to our customers. Our data center connectivity services also helps us to gather in greater volumes of traffic. Our connectivity services are asymmetric meaning that transmission speeds in both directions are not the same – with the downstream transmission being faster to accommodate greater amounts of information being accessed from the Internet versus being sent to the Internet. The fee structure depends on the transmission capacity required for upstream and downstream transmissions. For downstream, we offer either 10BASE-T Connectivity (10Mbps) and 100BASE-T Connectivity (100Mbps). For upstream transmissions, we offer bandwidths from 1Mbps to 4Mbps for 10BASE-T connectivity contracts, and 6Mbps to 48Mbps for 100BASE-T connectivity.

     Generally, the service period for our connectivity services is for one year and customers are billed monthly. We recognize revenues for these services on a straight-line basis during the service period. Any initial set-up fees received in connection with our value-added services are deferred and recognized over the contract period or estimable average period of service to customers.

     We offer management and monitoring services which we tailor in accordance with our customers’ requirements.

     In addition to the above, we offer IPv6-capable data center services, which offer the same services, but with IPv6.

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

     The primary components of our network consist of:

•	our backbone, which includes leased lines and network equipment such as advanced Internet routers;

•	POPs in major metropolitan areas in Japan;

•	data centers; and

•	a network operations center or NOC.

Backbone

     Leased lines. Our network is anchored by our extensive Internet backbone in Japan and between Japan and the United States. As of June 31, 2001, we had a total capacity of 1.7Gbps between Japan and the United States. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity.

     We lease high-capacity, high-speed digital transmission lines in Japan from various carriers, including Crosswave. However, because Crosswave’s standard leased line rates are generally lower than other carriers, recently we have been converting our existing leases to leases from Crosswave. As of March 31, 2001, we had shifted over 90% of our domestic backbone capacity to Crosswave. We also plan to use Crosswave’s SONET technology to further improve the efficiency of our network.

     Because of the scalable nature of our network, we have had no problems integrating Crosswave’s networks with ours. One of the primary means to grow our network in terms of capacity and geographic coverage in the coming years will be through our use of Crosswave’s network.

     With respect to our leased lines to the United States, IIJ has long-term contracts with Crosswave, KDDI, C&W IDC, NTT Communications and AT&T. The table below sets out our international backbone capacity and cost. Average total capacity is calculated by averaging the international capacity at the end of each month.

International Backbone Capacity and Cost

	For the year ended March 31,

	1997	1998	1999	2000	2001

Backbone cost (thousand yen)	1,372,452	3,095,149	3,722,676	5,660,277	5,548,527

Average total capacity (Mbps)	78.75	204.58	282.08	620.00	1,162.50

Average cost per 1 Mbps (thousand yen)	17,428	15,129	13,197	9,129	4,772.93

     In the United States, our network backbone connects to the following major interexchange points (IX):

•	MAE West in San Jose, California;

•	MAE ATM in San Jose, California;

•	PAIX (Palo Alto Internet Exchange) in Palo Alto, California; and

•	the Sprint Network Access Point in Pennsauken, New Jersey.

•	NYIIX (New York International Internet Exchange) in New York.

     Through these IX points we connect to many other ISPs in the United States, including Sprint, C&W (Internet MCI) and MCI WorldCom (UUNET).

     In Asia, we have established a backbone connection through the A-Bone, the Internet backbone network covering the Asia-Pacific region. The A-Bone is operated by Asia Internet Holding, of which we own 20.6%. Asia Internet Holding commissioned IIJ to design and build the A-Bone and IIJ currently manages the A-Bone.

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

     With respect to our domestic expansion, we are extending our geographic coverage and our capacity procuring optical fiber lines from Type I carriers such as Crosswave, particularly in areas where we do not currently have POPs. We are also replacing our existing lines with new lines of the same or higher capacity from Crosswave.

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

     We believe that our total expenditures for additional capacity in the near term will decrease in absolute terms, we believe that the per unit costs will be significantly reduced because of the availability of lower-cost lines in the market place and because of the anticipated increase of available capacity between Japan and the United States from the expected completion of a number of undersea cables later this year. To the extent that domestic and trans-Pacific leased line costs do not decline as anticipated, we may not realize the cost savings we anticipate and/or we may choose not to add as much capacity as we currently plan to.

     Network equipment. We use advanced equipment in our network. Our primary routers for our dedicated lines are Cisco routers. Our primary dial-up routers are Lucent Technologies MAX routers. The size of our routers varies depending on the number of customers and volume of traffic served by our POPs. At each POP we connect our dedicated line and dial-up access routers to Cisco backbone routers which then transmit and receive information throughout our network. We primarily lease our network equipment under capital lease arrangements.

POPs

     POPs are the main points at which our customers connect to the IIJ backbone. We provide Internet access from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of March 31, 2001, we had 24 primary POPs which allow for dedicated and dial-up access and include the main Internet backbone routers that form our network. As of the same date, we also had 74 POPs for dial-up access. We are also in a position to leverage off Crosswave’s nationwide network and access points and can easily add additional POPs for either dedicated or dial-up access as demand merits.

     Many of our POPs are located in, or in close physical proximity to, “carrier hotels.” Carrier hotels are facilities where we and other major carriers and ISPs have POPs. These are mainly located at facilities of various carriers in Japan like NTT, KDDI, and Japan Telecom. We lease the physical space from these carriers or use such space under other arrangements with terms ranging from one to two years most of which can be terminated by either party on three to six months’ notice. We maintain our routers and other networking equipment at these POPs. Our actual location in, or in close proximity to, the same building in which the switches and routers of these carriers and ISPs are located offers us the ability to quickly and easily interconnect our equipment to theirs.

Internet Data Centers

     In addition to existing Internet data centers in Yokohama and Tokyo, in fiscal 2000, Crosswave has set-up 6 new Internet data centers nationwide in Sapporo, Sendai, Osaka, Nagoya, Fukuoka and a second data center in Tokyo which we use to offer over value-added data center services. IIJ now has eight data centers throughout Japan for our Internet data center services. Furthermore, our ninth data center is expected to open in Kyoto in October 2001, and two other large scale Internet data centers in the suburbs of Tokyo, in Yokohama and in the Saitama Kawaguchi Intelligent Park complex, are expected to be operational by the end of fiscal 2003.

     A portion of our current Internet data center services and data center connectivity services are performed by using Crosswave’s existing facilities. Crosswave operates data centers in major areas in Japan (Tokyo, Osaka, Sapporo, Sendai, Nagoya and Fukuoka) in buildings leased under renewable leases. These data centers are specifically designed for application hosting, co-location services and high capacity access to both IIJ’s and Crosswave’s networks. We offer the same IIJ Internet data center services at these data centers as described above.

     These data centers have 24-hour-a-day, seven-day-a-week operations and security and are equipped with uninterruptible power supply and backup generators, anti-seismic damage precautions, fire suppression equipment and other features to optimize our ability to offer high-quality services through these data centers.

     In addition, we have invested in data center development outside Japan. We have entered into the “i-Heart” joint venture with Samsung Corp which operates in Korea with a total investment of ¥89 million. Our other Internet data center venture, “AyalaPort Makati,” with the Ayala Group in the Philippines is preparing for its service launch by September 2001 with a floor space of over 1,900 square meters and a total investment of ¥116 million.

Network operations center and technical and customer support

     Our network operations center, or NOC, in Tokyo operates 24 hours a day, seven days a week. From our NOC we monitor the status of our network, the traffic on the network, the network equipment and components and many other aspects of our network including our customers’ dedicated access lines leased from carriers. From our NOC, we monitor our networks to ensure that we meet our commitments under our service level agreements.

Our Group Companies

     We offer our services directly and together with our group companies. Our group companies work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and we market our services and products together as a group. However, our group companies specialize in different aspects of the Internet and networking. Our customers’ main point of contact is IIJ itself. We then draw upon the resources and specialization of the group companies to offer total Internet solutions.

     The chart below sets out our group companies, including our principal subsidiaries, and our ownership of each of them as of September 28, 2001:

IIJ
50.1%
26%
64.1%
88.2%
52.5%
26.7%
37.9%
4.0%
IIJ Media Communications
IIJ Technology
Net Care
Crosswave
2%
2%
11.8%
Internet Multifeed
IIJ America
Asia Internet Holding
atom

Crosswave Communications Inc.

     Crosswave is a pioneer in the introduction of broadband data communications infrastructure and services to businesses and telecommunications carriers in Japan, including the high-speed backbone, Wide-area Ethernet platform, data center services. Crosswave operates the first nationwide fiber optic network in Japan specifically designed for the high-speed transmission of data. Its network uses advanced optical technologies that allow it to deliver high-capacity, cost-effective and highly reliable data communication services, eliminating the burden of multiple layers of equipment employed in traditional telephony systems. Its extensive, flexible, and scalable network can be easily upgraded to increase capacity, support new services and incorporate new transmission technologies, as the market demands.

     Crosswave was formed in October 1998 by IIJ, Sony and Toyota Motor and began offering services in May 1999. In August 2000, Crosswave became a public company with an initial public offering on the Nasdaq National Market under ticker code of CWCI. As of March 31, 2001, IIJ, Sony and Toyota Motor owned 37.9%, 23.9% and 23.9%, respectively, of Crosswave.

     As of March 31, 2001, Crosswave had 113 full-time employees, 22 of whom were seconded to Crosswave from IIJ.

     Crosswave is a Type I carrier, which allows it to provide telecommunications services through its own telecommunications circuit facilities.

     For the year ended March 31, 2001, it had revenues of  ¥2,629 million and a net loss of  ¥10,847 million.

     Crosswave’s network. Crosswave’s primary asset is its network. As of March 31, 2001, it had made operational the 3,689 route miles of backbone fiber in its network that are leased from KDDI providing a nationwide backbone reaching into every prefecture in Japan except Shimane and Okinawa. Crosswave’s primary expenses are related to the development of its domestic network. Crosswave has also contracted with KDDI to receive dark fiber and maintenance services covering the lines. For a discussion of Crosswave’s expenses and the contract with KDDI, please see Item 5. Operating and Financial Review and Prospects.

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

     In addition to its optical fiber network in Japan, Crosswave expanded its network internationally by securing contractual rights from third parties to dedicated capacity between Japan and the United States. Depending upon the rate of expansion, we would anticipate securing leases for a large amount of our international capacity from Crosswave. As with domestic leased lines that Crosswave offers, we expect that this international capacity would be available at significantly lower per unit costs than we are currently paying.

     Crosswave’s primary services. Crosswave offers four main types of services: high speed backbone service, Wide-Area Ethernet platform service, dial-up port service and data center services.

•	High-speed backbone service. Its high-speed backbone service targets telecommunications carriers, network operators such as ISPs and companies with large data transmission requirements such as cable television broadcasters and media organizations. The service offers speeds of up to 600 Mbps on its point-to-point high-speed backbone services using Dense Wavelength Division Multiplexing or DWDM and Synchronous Optical Network or SONET transmission technologies. Using the DWDM and SONET advanced multiplexing and transmission technologies, we believe Crosswave will be able to increase its capacity on its optical fiber network to over 100 Gbps through transmission equipment upgrades.

•	Wide-area Ethernet platform service. This service targets corporations, particularly those with multiple offices or buildings nationwide. Its Wide-area Ethernet platform service provides customers with a seamless multi-point to multi-point LAN environment over a large geographical area.

•	Dial-up port service. Crosswave offers this service to value-added networks operators, such as ISPs, and corporations needing nationwide networks. The service allows its customers to offer nationwide dial-up access to their own networks via its over 80 access points nationwide.

•	Data center services. Crosswave offers data centers in major metropolitan areas targeted at a wide range of customers, including large companies that demand a variety of network services and resources, value-added network service providers such as application and digital content service providers, and new entrants into the Japanese telecommunications market.

     Crosswave’s customers. Crosswave’s sales and marketing is primarily done by Crosswave and IIJ although Crosswave also uses third-party agents throughout Japan. In addition, IIJ markets Crosswave’s services as an agent and as part of the services offered by the IIJ group. As a Type I carrier, Crosswave is required to make its tariff-based services available on the same terms and conditions to all customers, without special treatment to its shareholders, including IIJ.

     Our plan to increase our use of Crosswave’s services. We will benefit from Crosswave’s network in four primary ways. First, we will be able over time to replace existing leased lines with Crosswave’s leased lines. As the lease periods of our current leased lines expire, we will switch to a Crosswave line if one is available as Crosswave’s leased line rates are significantly lower than rates we currently pay to others. As of March 31, 2001, more than 90% of our domestic IP traffic is running through Crosswave’s fiber optic network.

     Second, we will be able to add additional capacity to our current network in a more cost effective manner. As the volume of traffic across our network continues to increase, we need to add additional capacity. Crosswave allows us to add significant capacity to our existing networks at lower rates than we are currently paying to others.

     Third, we will be able to leverage Crosswave’s network infrastructure to expand the geographic coverage of our network. Crosswave had over 80 access points as of March 31, 2001. We will be able to use those access points if we purchase Crosswave’s leased line service or network platform service. We can also use Crosswave’s dial-up ports as dial-up access points for our own dial-up access services, including IIJ4U and OEM services.

     Fourth, we will perform joint service and product development with Crosswave to produce advanced and flexible carrier services which are designed primarily for us. Through this joint development, we should be able to provide unique services using Crosswave’s advanced services prior to the introduction of comparable services by our competitors. This will also allow us to reduce our dependence on the incumbent telecommunications carriers.

     Our contributions to Crosswave. In order to complete a nationwide network, Crosswave requires substantial investment. In accordance with the joint venture agreement, the three joint venture partners have contributed ¥20 billion of capital contributions on a pro rata basis. As of March 31, 2000, we had contributed ¥8 billion (our pro rata contribution based on our 40% interest at that time). Crosswave raised approximately ¥24 billion in proceeds after payment of underwriting commissions and expenses from its August 2000 initial public offering, at which time we purchased an additional 15,000 shares of Crosswave for ¥4.6 billion. Furthermore, we purchased an additional 3.0 million outstanding American Depositary Receipts (“ADRs”) of Crosswave at fair market value in a privately negotiated transaction in December 2000. The 3.0 million ADRs are equivalent to 15,000 shares of Crosswave’s common stock. As a result, our ownership in Crosswave decreased from 40.0% to approximately 37.9%.

     Our financial results will be affected by Crosswave’s performance because we account for Crosswave on the equity method. However, we are not directly responsible for any of the expenses of Crosswave beyond our equity investment. Crosswave’s accumulated deficit as of March 31, 2001 was ¥18,779 million.

     More detailed information on Crosswave can be found in its registration statement initially filed with the SEC on July 10, 2000, as amended, and its annual report on form 20-F to be filed with the SEC in September 2001.

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

     As of March 31, 2001, we owned 64.1% of IIJ Technology.

     IIJ Technology had sales of approximately ¥10,163 million for the year ended March 31, 2001. As of March 31, 2001, IIJ Technology had approximately 90 full-time employees, 22 of whom were seconded from IIJ.

IIJ Media Communications Inc.

     IIJ Media Communications provides expert services to help customers exploit the potential of the Internet as new communications medium. IIJ Media Communications’ core business is providing various hosting and home page development services as well as Internet broadcasting services. For this purpose, IIJ Media Communications engages in research and development of the newest technologies for media communications, such as streaming technologies including multicast and portal service applications, and incorporates the technologies into various applications.

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

     As of March 31, 2001, we own 50.1% of IIJ Media Communications.

     IIJ Media Communications had sales of approximately ¥880 million for the year ended March 31, 2001. As of March 31, 2001, IIJ Media Communications had approximately 29 full-time employees, 27 of whom were seconded from IIJ.

Net Care, Inc.

     Net Care provides a broad array of support services, from monitoring and troubleshooting network operations to an end-user help desk.

     As of March 31, 2001, we own 50% of Net Care. Other major shareholders of Net Care include Sumitomo Corp., Itochu Corp., Toyota Motor and Intelligence, each of which owns 10%.

     Net Care had sales of approximately ¥941 million for the year ended March 31, 2001. As of March 31, 2001, Net Care had approximately 50 employees, 7 of whom were seconded from IIJ. Besides full time employee, Netcare had 144 part-time staff.

     In September 2001, IIJ increased its stake in Net Care to 52.5%.

IIJ America, Inc.

     IIJ America is a U.S.-based Internet access provider, catering mostly to U.S.-based operations of Japanese companies that use IIJ’s services in Japan.

     At the end of the fiscal year ended March 31, 2001, we owned 88.2% of IIJ America and IIJ Technology owned 11.8% as a result of the issuance of 20,000 new shares of IIJ America to IIJ for a total of $2 million.

     IIJ America had revenues of $3,078 thousand for the year ended December 31, 2000.

Asia Internet Holding Co., Ltd.

     Asia Internet Holding was created to own and manage the A-Bone, which is a high-speed Internet backbone network that connects countries in the Asia-Pacific region to a common network infrastructure.

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

     As of March 31, 2001, we own 20.6% of Asia Internet Holding. We would like to increase our ownership of Asia Internet Holding and have initiated discussions with other shareholders to that end. We operate and manage the A-Bone pursuant to an agreement with Asia Internet Holding for which we are paid ¥10 million per month. The agreement is a yearly contract that renews automatically although it may be terminated by either party upon two months prior notice in writing. We operate the A-Bone from our network operations center in Tokyo.

     Asia Internet Holding had sales of approximately ¥1,969 million for the year ended March 31, 2001. As of March 31, 2001, Asia Internet Holding had approximately 11 full-time employees, 6 of whom were seconded from IIJ. In August 2001, IIJ increased its stake in Asia Internet Holding to 26.7% through an additional Investment of ¥295 million.

atom, Co., Ltd.

     atom is primarily a Web page design company, atom aims to define new forms of design work using digital technology in all network-based aspects, including from content production to graphic design. As of March 31, 2001, we own 40% of atom, which had sales of approximately ¥906 million for the year ended March 31, 2001. As of March 31, 2001, atom had approximately 39 employees.

Internet Multifeed Co.

     Internet Multifeed, known as MFEED, provides a location and facilities for directly connecting high-speed Internet backbones with content servers to make distribution on the Internet more efficient. MFEED’s technology was jointly developed by IIJ and NTT. In May 2001, MFEED launched new IX (Internet eXchange) services named JPNAP in Tokyo.

     Through its Multifeed connectivity and Multifeed housing services, MFEED has already had connection with major ISPs to its premises. Having such environment, MFEED provides Multifeed housing services for content providers, which allows such content providers to distribute content more efficient by reducing the number of networks that data must travel through to connect content providers with end users. Besides major newspaper companies such as Asahi Shimbun, Nikkei, CNNfn, MFEED has one of Japan’s largest Internet security trading systems of Matsui Securities as its customers.

     As of March 31, 2001, we own 26% of MFEED and IIJ Technology and IIJ Media Communications each own 2%. MFEED had sales of approximately ¥1,440 million for the year ended March 31, 2001. As of March 2001, MFEED had approximately 14 full-time employees, 2 of whom were seconded from IIJ.

Capital Expenditures

     The table below represents our capital expenditures, including capitalized leases for the last four years.

	For the year ended March 31,

	1998	1999	2000	2001

		(millions of yen)
Capital expenditures, including capitalized leases	¥1,696	¥1,929	¥3,465	¥3,963

     Our capital expenditures are difficult to plan given the rapid changes and uncertainties in the Internet markets. However, most of our capital expenditures relate to the expansion and improvement of our existing network, including the leasing of lines that form our network backbone and the installation of the routers and servers necessary to offer services on our network. Our current plans call for us to invest approximately ¥4.0 to ¥5.0 billion in each of the next few years to increase the access to our networks by adding more POPs and increasing our data center facilities. In addition, we will continue to add equipment to our network as we expand the capacity of our network.

     During the year ended March 31, 2001, we also increased our investment in Crosswave by investing an additional ¥7.3 billion, bringing our carrying value of investment in Crosswave to ¥13.0 billion as of March 31, 2001. We will continue to look for opportunities to increase our investment in our affiliated companies.

     We have not made any material divestitures in the past three fiscal years.

Sales and Marketing

     Our sales headquarters is in Tokyo. We also have branches in Osaka, Nagoya, Sapporo, Sendai, Toyama, Hiroshima, Fukuoka and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2001, we had approximately 113 people working in sales and marketing.

     We organized our sales personnel into three distinct, separate divisions: sales, sales planning, sales administration, solution sales and new business promotion.

     Personnel in our sales division are further separated into three sections:

•	Two of the sections focus on our total Internet solutions and work with large corporate clients, including telecommunications carriers and ISPs, government institutions, and universities and other schools. Our sales force works with both customers that approach us because of our reputation and brand name as well as those specifically targeted as potential customers such as large corporate groups, including financial institutions, manufacturing companies and retail sales operations, that plan on introducing efficient and comprehensive communication networks through the Internet to all of their group companies. We have continued to target current heavy users of our IIJ Economy, IIJ Dial-up Standard and our other dial-up access services as they are likely candidates to be shifted to our IP Service.

•	One of the sections focuses on sales out of Tokyo.

     In addition to the above, we have a contact center in sales administration division which functions to promote our Internet access services, particularly our IIJ T1 Standard and IIJ Economy dedicated access services, our corporate dial-up services, and applications to enhance Internet access for small and medium businesses. This contact center also focuses on and works with our third party sales agents and other sales representatives. Although we have 50 sales agent in contract, we focus on several of them to effectively promote our sales activities. In fiscal 2000, we increased our sales and marketing to small and medium businesses by co-working these agents offering IIJ T1 Standard, IIJ Economy and IIJ Dial-up Standard. We also host conferences and lectures to increase the awareness of small and medium businesses of the opportunities available to them through the Internet.

Customers

     We had approximately 6,000 business and other institutional customers and approximately 157,000 individual subscribers to our Internet access and value-added services as of March 31, 2001, as compared with over 6,000 businesses and other institutional customers and over 124,000 individual subscribers as of March 31, 2000. Our main customers continue to be major corporations and ISPs. We rated as the top Internet service provider for customer satisfaction in terms of customer support, service reliability, international and domestic backbone capacity, network operation capability and new technology consultation for dedicated line connections services according to a Nikkei Communications survey dated November, 2000. The Nikkei Communications survey results were based upon questionnaires provided to companies in Japan to which 981 companies responded.

Research and Development (R&D)

     We have always focused on advancing the use of the Internet in Japan. Many of our engineers were among the participants in the WIDE project and continue to regularly participate in industry organizations and government-sponsored research projects such as researching new Internet protocol standards such as Internet Protocol Version 6 (IPv6). These engineers have continued to develop innovative services, applications and products many of which have set the standard for the Internet industry in Japan. We continue to strive to develop new services, applications and products. Our research and development efforts are a fundamental part of that effort.

     Our research and development expenses are not particularly substantial averaging less than 1.5% of total revenues for the past three years. For the years ended March 31, 2001, 2000 and 1999, our research and development expenses were ¥287 million, ¥364 million and ¥243 million, respectively. The level of research and development expenditures is low in relation to our total costs primarily because we do not engage in extensive research and development of new technologies and products. Rather, as noted above and as set forth in more detail below, we focus on monitoring the developments in the industry and in developing new and innovative services and applications using and modifying existing technologies and products.

     As of March 31, 2001, we had approximately 99 people working as our R&D staff, all of whom also have additional responsibilities in the Technology Department. Our R&D staff works very closely with our sales and marketing personnel and technical engineers to ensure that our research and development efforts are closely aligned with the demands of our customers.

R&D Organization

     We have organized our research and development staff to cope promptly and effectively with the rapidly changing technological environment in the Internet. R&D on practical applications of new and developing technologies is the responsibility of the Technology Department, the Service Administrative Department and of the IIJ Research Lab.

     Technology department. As of March 31, 2001 the Technology Department comprised the following divisions:

•	Network Operations and Administrations Division, which operates IIJ backbones and data centers;

•	Network Engineering Division, which designs network infrastructures including Internet data centers and network-related products, such as network monitoring devices and routers, and software development aimed at enhancing network monitoring and traffic management;

•	Applied Technology Division, which develops Internet security technology such as firewalls;

•	Media Technology Division, which develops multimedia distribution systems such as IP multicast and Internet broadcasting;

•	Planning and Development Division, which plans and develops various new services; and

•	Project Promotion Division, which develops backoffice technologies such as customer databases, billing systems and service management systems.

     Service administrative department. As of March 31, 2001, the Service administrative department comprised the following divisions:

•	Customer Support Division, which operates customer-related back-office tasks such as management of customer databases, billing flow, and so on; and

•	Internet Technology Division, which is responsible for technological requirements of each IP services customer.

     IIJ Research Lab. We established the IIJ Research Lab in April 1998 to engage in R&D of new basic Internet technologies. For example, through the IIJ Research Lab, we are participating in a joint undertaking among WIDE Project and organizations from private and academic sectors to promote the deployment and implementation of IPv6. The output of this joint undertaking will be distributed freely in order to promote the introduction of IPv6 on a worldwide scale. IPv6 is designed to solve problems inherent in the current version of IP, IPv4, such as IP address space depletion. In addition, IPv6 will provide features necessary to sustain continuous growth of the Internet as an information infrastructure for business and private uses.

R&D Strategy

     Our primary R&D objective is to continue to develop innovative services, applications and products that will meet the current and future demands of our customers and that will continue to be at the forefront of the Internet industry in Japan. In furtherance of this objective, our R&D efforts currently are focused on a variety of projects, including:

•	continued improvement of our SEIL router and new SEIL T1 router, routers we developed specifically to be integrated into IIJ’s Internet-related services;

•	research relating to the methodology of configuration of routers and other servers;

•	research relating to behavior of Internet routing systems;

•	software development for management of border gateway protocol, or BGP, which is protocol that allows routers to exchange routing information on the TCP/lP network;

•	research for Internet traffic monitoring and management;

•	development of software and evaluation of hardware relating to improving the operations of routers located on our customers’ premises; and

•	R&D of IPsec, which is a secure version of IP that provides secure communication channels over the Internet.

     A second R&D objective is to continue participating in or otherwise closely monitoring the new products, developments and initiatives of manufacturers and standards-setting and research groups. Through these efforts, we seek to ensure that we have timely and effective access to new technologies and that we implement these technologies effectively. Because the rate of change in technology relevant to our business is so rapid, we believe that the sophistication and experience of our R&D personnel is an important part of our success.

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

     Since June 1999, IIJ is also a licensee under an agreement with WatchGuard Technologies, Inc. for the right to use WatchGuard’s managed firewall service products which provide the ability to manage, update and configure firewalls remotely.

Trademarks

     IIJ has applied for trademark registrations of its corporate name “Internet Initiative Japan Inc.” and certain other corporate and product names in Japan, the United States and certain European countries. As of March 31, 2001, there were 5 applications pending and 10 which have been completed.

Employees

     As of March 31, 2001, we had 469 employees, including employees of our consolidated subsidiaries. Approximately 60% of these employees were in engineering, 25% in sales functions and 15% in administrative. We had 151,222, 266 and 339 employees as of March 31, 1997, 1998, 1999 and 2000. We had an average of approximately 332 temporary employees for the fiscal year ending March 31, 2001, including temporary employees of our consolidated subsidiaries. Our employees are not members of any union.

Legal Proceedings

     Except as noted below, we are involved in normal claims and other legal proceedings in the ordinary course of business, and are not involved in any litigation or other legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on us or our operations.

     In November 2000, IIJ Media Communications was sued in Japan by K.K. Gavali Digital Entertainment, a company which planned to launch an Internet game based on the stock market. IIJ Media Communications was sub-contracted to construct web-servers and databases and to perform consulting and management functions. Gavali is suing us for breach of contract in the amount of ¥332 million. Our management does not believe there is any merit in their claims. The matter is pending. Gavali alleges, among other things, that we failed to secure users’ personal information and that the simulated stock market did not close at the same time as the real market.

REGULATION OF TELECOMMUNICATIONS INDUSTRY IN JAPAN

Regulation of Telecommunications Industry in Japan

     The Ministry of Public Management, Home Affairs, Posts and Telecommunications (MPHPT) regulates the Japanese telecommunications industry primarily under the Telecommunications Business Law (TBL). The TBL authorizes the MPHPT to regulate two types of telecommunications companies, Type I Carriers and Type II Carriers. Type I Carriers provide telecommunications services by establishing their own telecommunications circuit facilities. Type II Carriers, such as IIJ, are telecommunications carriers other than Type I Carriers. Type II Carriers may engage in the businesses of telecommunications circuit resale and the provision of Internet services. Type II Carriers provide telecommunications services to customers by using the telecommunications facilities of Type I Carriers, typically NTT East, NTT West or NTT Communications. Thus, Type II Carriers can potentially be customers of Type I Carriers as well as their competitors. Type II Carriers are subdivided into Special Type II Carriers and General Type II Carriers. Special Type II Carriers are limited to Type II Carriers which provide telecommunications facilities designed for communications between Japan and foreign points or provide voice telecommunication services to many unspecified members of the public through interconnections of public switched networks and leased circuits at each end. IIJ falls under the category of Special Type II Carriers.

     In June 2001, the Telecommunications Business Law was amended to allow Type I Carriers and Special Type II Carriers to engage in wholesale telecommunications services for other Type I Carriers and Type II Carriers with prior notification to the MPHPT. The amendment will take effect in December 2001.

Regulations of Special Type II Carriers

     The following regulations apply to IIJ as a Special Type II Carrier.

     Registration. Special Type II Carriers must obtain registration from the MPHPT before commencing a Special Type II business. The applicant must specify the categories of services to be provided and the facilities to be used by the carrier. IIJ’s registration as a Special Type II Carrier is made under the service category of “data transmission.”

     Terms and conditions for the provision of services. Special Type II Carriers must establish terms and conditions for the provision of telecommunications services that they offer. The terms and conditions may be established and changed simply by prior notification to the MPHPT and without any need for MPHPT approval. Special Type II Carriers are prohibited from providing telecommunications services other than pursuant to the terms and conditions notified to the MPHPT.

     Revocation of registration. If a Special Type II Carrier has violated the provisions of the TBL or any orders or administrative decisions, and is determined to impair the public interest, its registration may be revoked by the MPHPT.

     Technical standards for Special Type II Carriers. Special Type II Carriers must maintain their telecommunications facilities in conformity with the technical standards provided in the applicable ordinances of the MPHPT. If the MPHPT determines that the telecommunications facilities fail to meet the technical standards, the MPHPT may order the Carrier to improve, repair or limit the use of its telecommunications facilities. The technical standards are specified to avoid damage or failure of, or interference to, telecommunications facilities, to maintain the quality of the telecommunications service, to maintain secrecy of communications and to clarify the demarcation of responsibilities between the telecommunications facilities of telecommunications carriers.

     In addition, Special Type II Carriers must establish their own administrative rules in accordance with MPHPT ordinances in order to secure the reliable and stable provision of telecommunications services. These administrative rules must regulate the operation and manipulation of telecommunications facilities and the safeguarding, inspecting and testing regarding the construction, maintenance and administration of telecommunications facilities, etc. Such administrative rules must be submitted to the MPHPT prior to the commencement of operations, and changes must be submitted to the MPHPT after they are implemented without delay.

Universal Service Fund

     The Universal Service Fund was provided for in the June 2001 amendment to the Telecommunications Business Law. It will take effect one year after the effective date of such the amendment. The Universal Service Fund is a subsidy system for telecommunications carriers which is designated by the MPHPT as a Subsidy Eligible Telecommunications Carrier. A subsidy will be provided to a Subsidy Eligible Telecommunications Carrier if the cost for providing a nationwide universal service is estimated to exceed the revenue from the service. The subsidy will be partly taken from other carriers who entered into interconnection agreements with the Eligible Carrier. We have interconnection agreements with NTT East and NTT West, which will be designated as a Subsidy Eligible Telecommunications Carrier. Therefore, we will have to pay a certain amount of burden charge to be pooled in the Universal Service Fund. It will be distributed to Eligible Carriers as a subsidiary.

C. Organizational structure

     See the information contained in “—Our group companies” above.

D. Property, plants and equipment

     See the information contained in “—Network”, “—Backbone”, “—POPs”, and "—Internet Data Centers” above.

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

B. Overview

     We are a leading provider of a comprehensive range of Internet access services and network solution services in Japan. We were founded in December 1992 and began offering Internet access services commercially in July 1993. We were one of the first commercial ISPs in Japan.

     Our primary sources of revenues are Internet access and connectivity services, systems integration services, Internet data center services and other value-added services. We also generate revenues from sales of purchased equipment, which are components of our total Internet solutions. Substantially all of our revenues are from our customers in Japan.

     We provide our services directly or by working together with the subsidiaries and affiliates in the IIJ group.

     IIJ provides Internet access services and related value-added services, such as Internet data center services, security services, and mail server outsourcing services. The IIJ group also provides systems integration services, various applications services and systems operation and maintenance services, such as systems development and integration for BtoB and BtoC networks, Web design, content development and distribution, network monitoring and call center support. The customers’ main point of contact for these various services is IIJ. We draw upon our group companies to provide the resources necessary to provide total Internet solutions to our customers.

     We refer to our subsidiaries and certain affiliates as our group companies, and we have invested heavily in and exercise significant influence over these companies. We consolidate four of our group companies — IIJ Technology, IIJ Media Communications, IIJ America and Net Care. We account for our non-consolidated group companies by the equity method. The primary companies that we consider to be in the IIJ group are discussed in “Our Group Companies”. “We” and “our”, when used in relation to financial results and information, refers to the consolidated financial results and information of Internet Initiative Japan Inc. and its consolidated subsidiaries only.

     Due to the growth of our Internet data center services, we have changed our revenues presentation in the statements of operations beginning with our financial statements for the year ended March 31, 2001. We have reclassified revenue in the financial statements for the prior years to conform with the presentation of the current fiscal year.

     We categorize our Internet access services revenues into dedicated access services and dial-up access services; however, there is no reasonable means to, and accordingly we do not, allocate the leasing fees for leased lines, other than customers’ local access lines, and the lease payments, depreciation and other charges for network equipment to each such category of our Internet access service revenues.

Results of Operations

     As an aid to understanding our operating results, the following tables set forth items from our statement of operations for the periods indicated in millions of yen amounts and as a percentage of total revenues.

	Year Ended March 31,

	1999	2000	2001

	(millions of yen)
Statement of Operations Data:

Connectivity and value-added services revenues:

Dedicated access:

IP Service (including IIJ T1 Standard)	¥7,272	¥9,099	¥11,520

IIJ Economy	526	900	1,259

Total dedicated access	7,798	9,999	12,779

Dial-up access	4,101	4,496	4,423

Value-added:

Internet data center	161	347	1,237

Other	335	537	899

Total value-added	496	884	2,136

Other	110	408	592

Total connectivity and value-added services revenues	12,505	15,787	19,930

Systems integration revenues, including related equipment sales	1,179	7,640	10,556

Other equipment sales revenues	1,085	1,875	1,390

Total revenues	14,769	25,302	31,876

Cost of connectivity and value-added services revenues:

International backbone cost	3,723	5,660	5,549

Domestic backbone cost	1,109	1,533	2,574

Local access line cost	1,884	2,090	3,142

Other connectivity cost	704	1,220	1,366

Depreciation and amortization	1,249	1,831	2,361

Other	2,509	2,757	3,991

Total cost of connectivity and value-added services	11,178	15,091	18,983

Cost of systems integration revenues, including related equipment sales:

Cost of equipment sales related to systems integration	410	2,749	2,755

Other	540	3,523	6,362

Total cost of systems integration revenues	950	6,272	9,117

Cost of other equipment sales revenues	1,074	1,807	1,289

Total cost of revenues	13,202	23,170	29,389

Sales and marketing	1,570	2,604	3,252

General and administrative	1,065	1,234	1,618

Research and development	243	364	287

Total cost and expenses	16,080	27,372	34,546

Operating loss	(1,311)	(2,070)	(2,670)

Other income (expenses):

Interest income	4	362	454

Interest expense	(219)	(277)	(643)

Foreign exchange gains (losses)	1	(1,128)	1,132

Other–net	15	298	(44)

Other income (expenses) – net	(199)	(745)	899

Loss from consolidated operations before income tax expense (benefit)	(1,510)	(2,815)	(1,771)

Income tax expense (benefit)	16	(1,280)	(926)

Minority interests in consolidated subsidiaries	123	(70)	160

Equity in net loss of affiliated companies	(26)	(3,180)	(4,015)

Net loss	¥(1,429)	¥(4,785)	¥(4,700)

	Year Ended March 31,

	1999	2000	2001

Statement of Operations Data:

Connectivity and value-added services revenues:

Dedicated access:

IP Service (including IIJ T1 Standard)	49.2%	36.0%	36.1%

IIJ Economy	3.6	3.5	4.0

Total dedicated access	52.8	39.5	40.1

Dial-up access	27.8	17.8	13.9

Value-added:

Internet data center	1.1	1.8	3.9

Other	2.3	1.7	2.8

Total value-added	3.4	3.5	6.7

Other	0.7	1.6	1.8

Total connectivity and value-added services revenues	84.7	62.4	62.5

Systems integration, including related equipment sales	8.0	30.2	33.1

Other equipment sales revenues	7.3	7.4	4.4

Total revenues	100.0	100.0	100.0

Cost of connectivity and value-added services:

International backbone cost	25.2	22.4	17.4

Domestic backbone cost	7.5	6.1	8.1

Local access line cost	12.8	8.3	9.9

Other connectivity cost	4.8	4.8	4.3

Depreciation and amortization	8.4	7.2	7.4

Other	17.0	10.9	12.5

Total cost of connectivity and value-added services	75.7	59.7	59.6

Cost of systems integration revenues, including related equipment sales:

Cost of equipment sales related to systems integration	2.8	10.9	8.6

Other	3.6	13.9	20.0

Total cost of systems integration revenues	6.4	24.8	28.6

Cost of other equipment sales revenue	7.3	7.1	4.0

Total cost of revenues	89.4	91.6	92.2

Sales and marketing	10.6	10.3	10.2

General and administrative	7.2	4.9	5.1

Research and development	1.7	1.4	0.9

Total cost and expenses	108.9	108.2	108.4

Operating loss	(8.9)	(8.2)	(8.4)

Other income (expenses):

Interest income	0.0	1.4	1.4

Interest expense	(1.4)	(1.1)	(2.0)

Foreign exchange gains (losses)	0.0	(4.4)	3.6

Other–net	0.1	1.2	(0.2)

Other income (expenses) – net	(1.3)	(2.9)	2.8

Loss from consolidated operations before income tax expense (benefit)	(10.2)	(11.1)	(5.6)

Income tax expense (benefit)	0.1	(5.1)	(2.9)

Minority interests in consolidated subsidiaries	0.8	(0.3)	0.5

Equity in net loss of affiliated companies	(0.2)	(12.6)	(12.6)

Net loss	(9.7)%	(18.9)%	(14.8)%

Year ended March 31, 2001 compared to the year ended March 31, 2000

     Connectivity and value-added services revenues. Connectivity services and value-added services revenues increased 26.2% to ¥19.9 billion in the year ended March 31, 2001 from ¥15.8 billion in the year ended March 31, 2000.

     Revenues from dedicated access services increased 27.8% to ¥12.8 billion in the year ended March 31, 2001 from ¥10.0 billion in the year ended March 31, 2000. The increase was primarily a result of strong demand for higher bandwidth services from new customers and the migration of existing customers to higher bandwidth services. In particular, our IIJ T1 Standard service showed strong growth reflecting the strong demand for more capacity (i.e., higher bandwidth services) by small and medium-sized companies. Overall, our IP Service revenues, which include IIJ T1 Standard, increased to ¥11.5 billion in the year ended March 31, 2001 from ¥9.1 billion in the year ended March 31, 2000.

     Revenues from IIJ Economy steadily increased 39.9% to ¥1.3 billion due to continuing growth in the number of subscribers to this service.

     Revenues from dial-up access services decreased 1.6% to ¥4.4 billion in the year ended March 31, 2001 from ¥4.5 billion in the year ended March 31, 2000. This marginal decrease was primarily a result of declining revenues from our older dial-up access services: network-type and terminal-type.

     Our value-added services revenues increased 141.4% to ¥2.1 billion in the year ended March 31, 2001 from ¥0.9 billion in the year ended March 31, 2000. This significant increase was due to the strong growth of our Internet data center services, which increased by 256.5% to ¥1.2 billion, compared to only ¥0.3 billion in the prior year. Other revenues increased 45% to ¥0.6 billion in the year ended March 31, 2001 from ¥0.4 billion in the year ended March 31, 2000.

     Systems integration revenues. Our revenues from systems integration, which include equipment sales related to systems integration, increased 38.2% to ¥10.6 billion in the year ended March 31, 2001 from ¥7.6 billion in the year ended March 31, 2000. Systems integration revenues, including related equipment sales, accounted for 33.1% of our total revenues during the period compared to 30.2% in the previous year. This increase was attributable to the growth of our systems integration business, particularly the growth of our iBPS systems integration services which appealed to small and medium sized businesses. Approximately 36% of systems integration revenues was related to equipment sales.

     Other equipment sales revenues. Our other equipment sales revenues decreased to ¥1.4 billion in the year ended March 31, 2001 from ¥1.9 billion in the year ended March 31, 2000 as a result of the lower sales of telecommunications equipment to Crosswave as compared to the prior year.

     Total revenues. Overall, our total revenues increased 26.0% to ¥31.9 billion in the year ended March 31, 2001 from ¥25.3 billion in the year ended March 31, 2000. As noted above, the primary drivers of this growth were the increases in systems integration revenues and Internet data center services and the increases in services for higher bandwidths by our corporate customers.

     Cost of connectivity and value-added services revenues. Cost of connectivity and value-added services revenues increased 25.8% to ¥19.0 billion in the year ended March 31, 2001 from ¥15.1 billion in the year ended March 31, 2000. The primary increases in cost of connectivity and value-added services revenues were related to a 67.9% increase in domestic backbone costs, a 50.4% increase in local access line costs, a 28.9% increase in depreciation and amortization and a 44.8% increase in other cost. The increases in domestic backbone costs were primarily attributable to the expansion of our trunk lines that form our domestic backbone, which underwent substantial upgrades in connection with our Internet data center services and our support of CATV services. Our increased costs were partially offset by a 2.0% decrease to ¥5.5 billion in international backbone costs despite the significant expansion of our international trunk lines between Japan and the United States. In addition, the international network per unit cost of trunk lines decreased approximately 48%. The increase in local access line cost was due mainly to the revenue increase in dedicated access services. The increase in other cost was related to fees for leased data center facilities and an increased payroll cost in line with the increase in employees.

     Our cost of connectivity and value-added services revenues as a percentage of the corresponding revenues was 95.3% for the year ended March 31, 2001, a slight decrease from 95.6% in the year ended March 31, 2000.

     Cost of systems integration revenues. Our cost of systems integration revenues, including related equipment sales, increased 45.4% to ¥9.1 billion in the year ended March 31, 2001 from ¥6.3 billion in the year ended March 31, 2000. This significant increase in cost of systems integration was primarily a result of the significant growth of our systems integration businesses as well as pre-expenditures, principally amortization of software development cost relating to our iBPS systems integration services, which raised our costs of systems integration revenues to 86.4% of systems integration revenues from 82.1% in the prior period.

     Cost of other equipment sales revenues. Our cost of other equipment sales revenues decreased 28.7% to ¥1.3 billion in the year ended March 31, 2001 from ¥1.8 billion in the year ended March 31, 2000. This decrease was primarily related to significant decreases in cost of equipment sold to Crosswave compared to the prior year.

     Sales and marketing. Sales and marketing expenses increased 24.9% to ¥3.3 billion in the year ended March 31, 2001 from ¥2.6 billion in the year ended March 31, 2000. The increase reflected an increase in sales and marketing staff and higher advertising and other marketing expenses, particularly for the promotion of our IIJ4U and Internet data center services. Although in percentage terms the increase was significant, as a percentage of total revenues, sales and marketing costs actually declined marginally to 10.2% from 10.3%.

     General and administrative. General and administrative expenses increased 31.1% to ¥1.6 billion in the year ended March 31, 2001 from ¥1.2 billion in the year ended March 31, 2000. The increase in expenses was due to increases in employees as a result of the growth of our operations and increases in recruiting expenses.

     Research and development. Research and development expenses decreased 21.2% to ¥0.3 billion in the year ended March 31, 2001 from ¥0.4 billion in the year ended March 31, 2000. This decrease was related to the development of a proprietary router for 1.5 Mbps services known as a SEIL T1 in the prior period.

     Interest income. Interest income increased to ¥0.5 billion in the year ended March 31, 2001 from ¥0.4 billion in the year ended March 31, 2000. Interest income is generated by U.S. dollar denominated monetary assets such as bonds and deposits. The increase was attributable to the overall appreciation of the U.S. dollar against the Japanese yen.

     Interest expense. Interest expense increased to ¥0.6 billion in the year ended March 31, 2001 from ¥0.3 billion in the year ended March 31, 2000. This increase was primarily a result of the interest expense incurred on the unsecured convertible notes, 1.75 percent due 2005 which was issued in April 2000.

     Foreign exchange gains (losses). For the year ended March 31, 2001, we recorded a foreign exchange gain of ¥1.1 billion, mainly due to a foreign exchange gain on the U.S. dollar denominated monetary assets attributable to the depreciation of the Japanese yen against the U.S. dollar.

     Other-net. Other expenses for the year ended March 31, 2001 included losses of ¥398 million on write down of investments in equity securities to reflect the decline in value considered to be other than temporary and cash dividend income of ¥433 million on investments in a limited partnership, which is accounted for by the cost method.

     Income tax expense (benefit). Income tax benefit was ¥0.9 billion in the year ended March 31, 2001 compared to a ¥1.3 billion income tax benefit in the year ended March 31, 2000. This income tax benefit was a result of an increase of deferred tax assets due to operating loss incurred during the year ended March 31, 2001 and a decrease in the valuation allowance for deferred tax assets, attributable primarily to the income tax effect of unrealized gains on certain available-for-sale securities.

     Minority interests in consolidated subsidiaries. Minority interests in consolidated subsidiaries amounted to income of ¥0.2 billion in the year ended March 31, 2001 which reflects the portion of losses of majority owned operations, principally IIJ Technology, which are applicable to the minority shareholders.

     Equity in net loss of affiliated companies. Our equity in net loss of affiliated companies increased substantially to ¥4.0 billion in the year ended March 31, 2001 from ¥3.2 billion in the year ended March 31, 2000. This increase resulted from equity in loss of Crosswave. Crosswave’s losses related mainly to the cost of data communication services, including fees for the lease of dark fiber and maintenance relating thereto and depreciation expenses.

Year ended March 31, 2000 compared to the year ended March 31, 1999

     Connectivity and value-added services revenues. Connectivity services and value-added services revenues increased 26.2% to ¥15.8 billion in the year ended March 31, 2000 from ¥12.5 billion in the year ended March 31, 1999.

     Revenues from dedicated access services increased 28.2% to ¥10.0 billion in the year ended March 31, 2000 from ¥7.8 billion in the year ended March 31, 1999. The increase was primarily a result of strong demand for higher bandwidth services from our large corporate customers as well as the introduction of our new IIJ T1 Standard dedicated access service. The year-over-year growth rate of dedicated access revenues was 28.2% for the year ended March 31, 2000 compared to year-over-year growth of 15.4% for the year ended March 31, 1999. This increased growth rate reflected an improved economic outlook in Japan, which we believe has led corporations to begin increasing their Internet technology and communications budgets and has led to an increase in bandwidth subscribed for by our subscribers. Subscriptions have increased particularly in the categories of service at 1 Mbps and above which generate greater revenues and result in better margins.

     Our IP Service revenues increased to ¥9.1 billion in the year ended March 31, 2000 from ¥7.3 billion in the year ended March 31, 1999. This was primarily due to growth in the number of customers in services at higher bandwidths and the introduction of our new IIJ T1 Standard. The growth was due both to growth in new customers and in the migration of a number of customers from services at lower bandwidths to services at higher bandwidths.

     Revenues from IIJ Economy increased by approximately ¥0.4 billion due to continuing growth in the number of subscribers to this service.

     Revenues from dial-up access services increased 9.6% to ¥4.5 billion in the year ended March 31, 2000 from ¥4.1 billion in the year ended March 31, 1999. Although only increasing 9.6%, this increase is a significant improvement compared to the year-over-year period from March 31, 1998 to March 31, 1999, which had experienced an 8.3% decrease in revenues. This increase was primarily a result of two factors: an increase in subscribers to our IIJ4U service and to other customers which are primarily OEM subscribers of Sharp, and the resulting increase in revenues offset decreases in revenues to our other traditional dial-up access services.

     Our value-added services revenues increased to ¥0.9 billion in the year ended March 31, 2000 from ¥0.5 billion in the year ended March 31, 1999. Other revenues increased to ¥0.4 billion in the year ended March 31, 2000 from ¥0.1 billion in the year ended March 31, 1999.

     Systems integration revenues. Our revenues from systems integration, which include equipment sales related to systems integration, increased 548.1% to ¥7.6 billion in the year ended

March 31, 2000 from ¥1.2 billion in the year ended March 31, 1999. Systems integration revenues, including related equipment sales, accounted for 30.2% of our total revenues during the period. This significant increase was attributable to the growth of our systems integration business and the completion of a number of large systems integration projects during the period. During the year ended March 31, 2000, we increased our ownership interests in IIJ Technology and IIJ Media Communications and included these entities in our consolidated operations effective July 1, 1999. Our revenues from systems integration for the year ended March 31, 2000 included an aggregate effect of consolidation of these subsidiaries in the amount of ¥1,566 million. The corresponding amount of revenues of these subsidiaries derived directly from outside customers for the years ended March 31, 1999 and 2000 was ¥1,263 million and ¥1,769 million, respectively.

     Other equipment sales revenues. Our other equipment sales revenues grew to ¥1.9 billion in the year ended March 31, 2000 from ¥1.1 billion in the year ended March 31, 1999. This increase was primarily attributable to the sale of telecommunications equipment to Crosswave, which was approximately ¥1.3 billion and for which our margins were not significant.

     Total revenues. Overall, our total revenues increased 71.3% to ¥25.3 billion in the year ended March 31, 2000 from ¥14.8 billion in the year ended March 31, 1999. As noted above, the primary drivers of this growth were the increase in systems integration revenues and the increase in services at higher bandwidths subscribed for by our corporate customers.

     Cost of connectivity services and value-added services revenues. Cost of connectivity services and value-added services revenues increased 35.0% to ¥15.1 billion in the year ended March 31, 2000 from ¥11.2 billion in the year ended March 31, 1999. The primary increases in cost of connectivity services and value-added services revenues were related to a 52.0% increase in international backbone costs, a 38.2% increase in domestic backbone costs, a 10.9% increase in local access line costs, a 73.5% increase in other connectivity costs and a 46.6% increase in depreciation and amortization. The increases in international and domestic backbone costs were primarily attributable to the expansion of our international trunk lines between Japan and the United States, where we increased transmission capacity to 775 Mbps from 445 Mbps, and the trunk lines that form our domestic backbone. However, in both the international and domestic networks, our per unit cost of trunk lines decreased as a result of the leasing of higher bandwidths, the conversion of our domestic trunk lines to Crosswave from other carriers and as a result of price decreases for capacity. Other connectivity costs increased primarily as a result of connectivity costs we pay to connect with the A-Bone, which are connections to the rest of Asia. Depreciation and amortization increased because of the continuing addition of capitalized equipment for the buildout of our network.

     Our cost of connectivity and value-added services revenues as a percentage of total revenues was 59.7% for the year ended March 31, 2000, a significant decrease from 75.7% in the year ended March 31, 1999. However, as a percentage of revenues from connectivity and value-added services, our cost of connectivity and value-added services increased to 95.6% from 89.4%. This increase of cost of connectivity and value-added services as a percentage of revenues was a result of a number of factors, including the introduction of less expensive IIJ T1 Standard services, downward revisions to the basic fees for IIJ4U services, general price competition and resulting price reductions for our dedicated access services and the aggressive expansion of the capacity of our network in anticipation of future growth. These factors were partially offset by the increase in the number of customers at higher bandwidths, which generate higher-margin revenues, and a decrease in the per unit costs for the domestic and international trunk lines that comprise our network.

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

     Sales and marketing. Sales and marketing expenses increased 65.9% to ¥2.6 billion in the year ended March 31, 2000 from ¥1.6 billion in the year ended March 31, 1999. The increase reflected an increase in sales and marketing staff and higher advertising and other marketing expenses, particularly for the promotion of our IIJ4U and IIJ T1 Standard services. Although in percentage terms the increase was significant, as a percentage of total revenues, sales and marketing costs actually declined to 10.3% from 10.6%.

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

     Foreign exchange gains (losses). For the year ended March 31, 2000, we recorded a foreign exchange loss of ¥1.1 billion mainly due to a foreign exchange loss on the U.S. dollar proceeds from our initial public offering attributable to the appreciation of the Japanese yen against the U.S. dollar.

     Other-net. We had an increase in other – net of other expenses to ¥0.3 billion that was primarily due to a non-monetary gain as a result of an exchange of non-marketable securities for marketable common stock in connection with a merger transaction.

     Income tax. Income tax benefit was ¥1.3 billion in the year ended March 31, 2000 compared to a ¥16 million income tax expense in the year ended March 31, 1999. This income tax benefit was a result of a decrease in the valuation allowance for deferred tax assets, attributable primarily to the income tax effect of unrealized gains on certain available-for-sale securities.

     Minority interests in consolidated subsidiaries. Minority interests in consolidated subsidiaries amounted to ¥70 million loss in the year ended March 31, 2000, compared to a gain of ¥123 million in the year ended March 31, 1999, reflecting the consolidation of IIJ Technology and IIJ Media Communications effective July 1, 1999.

     Equity in net loss of affiliated companies. Our equity in net loss of affiliated companies increased substantially to ¥3.2 billion in the year ended March 31, 2000 from ¥26 million in the year ended March 31, 1999. This increase was mainly caused by equity in loss of Crosswave, which began operations in May 1999. Crosswave’s losses related mainly to the cost of data communications services, including fees for the lease of dark fiber and maintenance relating thereto and depreciation expenses.

Liquidity and Capital Resources

     Our principal capital and liquidity needs historically have related to the development and expansion of our network infrastructure, our investments in our group companies, including Crosswave, sales and marketing activities and general working capital needs. We have met these capital needs primarily from cash flows from operations, the issuance of our common shares, capital lease arrangements and short-term and long-term borrowings.

     In August 1999, we completed an initial public offering of 7,160,000 ADSs representing 3,580 shares of common stock at an initial offering price of $23.00 per ADS on the Nasdaq National Market. The net proceeds from the initial public offering, after deducting applicable underwriting discounts and stock issue cost, was ¥17,359 million.

     Net cash used in operating activities was ¥0.3 billion for the year ended March 31, 2001 and ¥1.2 billion provided for the year ended March 31, 2000. Cash used in operating activities was primarily a result of a sizable net loss, an increase in accounts receivable and a deferred income tax benefit, which were substantially offset by a large amount of depreciation and amortization, a large amount of equity in net loss of affiliated companies and an increase in accounts payable.

     Net cash used in investing activities was ¥9.5 billion for the year ended March 31, 2001 and ¥7.1 billion for the year ended March 31, 2000. Cash used in investing activities for the years ended March 31, 2001 and 2000 included investments in and advances to affiliated companies, mainly Crosswave, and purchases of property and equipment.

     Net cash provided by financing activities was ¥6.4 billion for the year ended March 31, 2001 and ¥22.2 billion for the year ended March 31, 2000. Cash provided by financing activities for the year ended March 31, 2001 consisted primarily of proceeds from the issuance of unsecured convertible notes in an aggregate amount of ¥15.0 billion, offset by a decrease in short-term borrowings.

     As of March 31, 2001, our cash decreased to ¥13.6 billion from ¥16.2 billion as of March 31, 2000.

     As of March 31, 2001, our short-term borrowings consisted primarily of unsecured notes payable to banks of ¥50 million and bank overdrafts of ¥5.6 billion. The interest rates of the short-term borrowings ranged from 1.375% to 1.50%. We decreased our short-term borrowings by ¥8.1 billion in the year ended March 31, 2001 as a result of utilization of cash proceeds from the issuance of the unsecured convertible notes. The bank overdraft agreements with certain Japanese banks allow for additional borrowings of up to ¥6.5 billion as of March 31, 2001.

     As of March 31, 2001, we had ¥2.8 billion of outstanding long-term loans payable to banks which were all unsecured, fixed rate loans with interest rates ranging from 1.25% to 1.96%. These loans mature from September 2002 to January 2004. Additionally as noted above, on April 11, 2000 we issued ¥15.0 billion of 1.75% unsecured convertible notes due 2005. The notes are subject to conversion at ¥24,000 thousand per share at any time on or after July 3, 2000 and on or before March 15, 2005.

     Substantially all of our short- and long-term borrowings contain conditions that would allow the banks to require us to provide collateral or guarantees with respect to the borrowings. However, we have never received a request to provide such collateral or guarantees to any bank. Our primary banking relationships are with Sumitomo Mitsui Banking Corporation, Fuji Bank and Sanwa Bank. The banks are also shareholders and customers of ours.

     In general, we procure data communications equipment for our network under capital lease arrangements. The terms of the leases are generally set based upon our estimate of the useful life of equipment, typically four years. As of March 31, 2001, the current portion and the non-current portion of capital lease obligations amounted to ¥1.6 billion and ¥2.7 billion, respectively, compared with ¥1.6 billion and ¥2.1 billion as of March 31, 2000. The fair value of equipment under purchase commitments with respect to capital lease arrangements and purchase commitments for network system equipment outstanding at March 31, 2001, amounted to ¥0.4 billion and ¥3.6 billion, respectively.

     Although it is currently unlikely in the short to medium term, we may need to obtain additional financing for a variety of reasons. For example, in order to meet increased demand for our services, we may need to expand and enhance our network on a larger scale or more quickly, or make available additional working capital in amounts greater than we anticipate. In order to enhance our provision of total Internet solutions, we may need to increase capital expenditures or make investments in affiliated companies that we do not currently contemplate. If we do need additional capital and if we are unsuccessful in raising sufficient additional capital, we may need to modify, delay or abandon some of our future investment plans which could have a material adverse effect on our business, prospects, financial conditions and results of operations.

Research and Development, Patents and Licenses, etc.

     See the information in “Item 4.B. Business overview —Research and development”.

Factors Affecting Our Future Financial Results

     We expect that the following are the most significant factors likely to affect the financial results of IIJ and its consolidated subsidiaries.

     Revenues

     We derive our revenues primarily from recurring monthly fees from our Internet access services and our value-added services, as well as one-time project fees and monthly operating fees from systems integration services. Our connectivity and value-added services revenues accounted for over 60% of our revenues for the years ended March 31, 2001, and 2000, and over 80% of our revenues for the year ended March 31, 1999 and over 90% of our revenues for each of the years ended March 31, 1998 and 1997.

     We are seeking to increase our revenue growth by enhancing our Internet access services through the introduction of a greater variety of access services and bandwidth options, by expanding our value-added services, systems integration and Internet data center services under our total network solutions strategy and by focusing our efforts on capturing market share in high-end corporate markets that are most attractive to us.

     Dedicated access services. Dedicated access services are services that connect our customers directly to one of our POPs by a dedicated line. Our three dedicated access services are our IP Service, IIJ T1 Standard and IIJ Economy. Revenues from dedicated access services increased by 27.8% compared to the prior fiscal year because we successfully captured demands for higher bandwidth in the marketplace. Dedicated access services have been the largest source of revenues for us over the past several years to date accounting for 40.1% of our revenues for the year ended March 31, 2001, 39.5% for the year ended March 31, 2000, 52.8% for the year ended March 31, 1999, 54.8% for the year ended March 31, 1998 and 50.3% for the year ended March 31, 1997. One of the keys to our revenue growth is retaining our dedicated access service subscribers and migrating them to higher bandwidth services. We offer discounts for long-term subscribers including a 10% discount on the monthly fees for IP Service subscribers who enter into three-year contracts. As of March 31, 2001, 27.5% of our IP Service contracts were for at least three years. However, in light of the relatively short-term nature of most of our customer contracts, if customers find our competitors’ services more attractive than ours, they may switch to our competitors’ services and our revenues may be adversely affected.

     Our revenues will be affected by our ability to retain our existing business customers and to attract new business customers. We have had a decline in the number of subscribers to our IP Service, which was attributable to lower-bandwidth subscribers who opted to shift to services offered by other ISPs and IIJ T1 Standard because these subscribers preferred lower-priced services. Of the subscribers that have continued their IP Service, however, many have migrated to higher bandwidth service. As a result, while the number of IP Service subscribers declined, we have seen that 62.5% of our IP revenues are derived from 3 Mbps – 150 Mbps contracts and an overall increase in our revenues from our IP Service. Although price competition is increasing, we expect market demand for high-end services from business customers to grow further. Our success will depend in large part on our ability to continue to shift existing IP Service subscribers to higher bandwidth levels and to increase the number of subscribers to our other dedicated access services such as IIJ T1 Standard. Further increase in our revenues from IP Service will also depend on the degree to which our customers value and appreciate the high quality of our services, which we have emphasized and will further define and differentiate from our competitors by the service level agreements we introduced in June 1999 as well as our capability to offer total network solutions in combination with our IP services and other services. We are not seeking to compete by underpricing our competitors but we may have to continue to introduce second-tier, lower-priced new Internet access services in order to meet the competition.

     We have had an increase in the number of subscribers to our economy-type dedicated access service that we refer to as IIJ Economy. IIJ Economy costs less and includes more limited support than IP Service. Our future revenues will be affected by our ability to continue to attract subscribers to such economy-type services such as IIJ Economy, or services with ADSL access lines, as this is one of the fastest growing segments of the Japanese access market. It is also a market in which there is significant price competition.

     We have also seen a number of new and existing subscribers subscribe to our new IIJ T1 Standard service. IIJ TI Standard is a dedicated-line 1.5 Mbps service aimed at medium-sized companies with limited requirements but a desire to have faster Internet connectivity services. As with IIJ Economy, IIJ T1 Standard costs less and includes more limited support and features than our IP Service. Also, as with IIJ Economy, this is a fast-growing, price competitive segment of the market. Our ability to attract subscribers to these services and then to upgrade them to our IP Service as their needs increase will be a significant factor affecting our future revenues.

     Dial-up access services. Another source of our revenues is our dial-up access services. Dial-up access is access to one of our POPs by making a local call. Dial-up access services, which include services for corporate customers and individual users, accounted for 13.9% of our revenues for the year ended March 31, 2001, 17.8% for the year ended March 31, 2000, 27.8% for the year ended March 31, 1999, 36.3% for the year ended March 31, 1998 and 40.8% for the year ended March 31, 1997.

     Our revenues from dial-up access services will be affected primarily by our ability to attract new subscribers to our dial-up access services, to retain our existing subscribers, and to shift existing corporate subscribers to our dedicated access services. The timely introduction of additional broadband access options such as ADSL and FTTH (Fiber to the Home) will be important in attracting and retaining customers. Our dial-up access service revenues will also be affected by the continued expansion and development of our high-quality network, the rate at which we are able to increase our POPs and the number of subscribers we are able to add in the new coverage areas.

     Our ability to capture market share among individual customers has been somewhat limited due to our relatively low brand-name recognition among consumers not familiar with the Internet and our limited marketing budget to date. A primary focus of our efforts to increase our revenues from individual customers will be our OEM services and services like L-mode, in which our OEM services business partner markets and sells Internet access services to individual customers under its own name, and such services are provided through our Internet network infrastructure. L-mode is the service of regional NTTs, which is offered through fixed telephone terminals. IIJ acts as Internet service provider in the L-mode service offer. Our ability to introduce and expand these services successfully will affect our revenue growth from this source.

     Systems integration revenues. We are currently targeting systems integration to be a driver of growth in revenues and income. In the year ended March 31, 2001, we had significant growth in our systems integration revenues, including related equipment sales, which increased by 38.2% to ¥10.6 billion from ¥7.6 billion in the year ended March 31, 2000 and ¥1.2 billion in the year ended March 31, 1999. Systems integration consisted of systems and content development, maintenance and operation of networks and equipment sales related to systems integration.

     Our systems integration business consists of two parts: software–related and hardware-related. Since the fiscal year ended March 31, 2000, we have experienced substantial growth in revenues relating to large systems integration projects which were not specifically related to hardware concerns, such as equipment sales, but rather related to software concerns, such as the planning, development and deployment of a large system for our clients.

     Over the long term, we seek to improve revenues and margins through systems integration sales. We seek to retain our systems integration customers as our customers for higher-margin consulting, co-location services, operation and maintenance, software development and upgrades included in systems integration. Systems integration sales also provide other benefits to us. Most of our systems integration customers also become Internet access service customers, and we expect those relationships to continue. In addition, these projects enable us to accumulate experience and build on our reputation in systems integration, which we believe will give us the opportunity to share in the growth of the market for such services. As with other equipment sales, our revenues in any particular fiscal quarter may vary substantially as a result of concentrated sales from large projects.

     We have also increased systems integration revenues through iBPS contracts, which is our e-business solutions packaged service. We introduced iBPS services in February 2000 and have expanded our iBPS service lineup with various additional components such as data storage and CRM (Customer Relations Management). We expect iBPS services to positively influence our systems integration revenues and our margins, especially since most of the time and expense required to develop this package has already been incurred.

     The primary seasonal variations in systems integration revenues appear to relate to Japanese companies’ budgetary cycles and result in greater revenues from systems integration at the end of the first half of the fiscal year and the end of the fiscal year as companies attempt to complete large systems integration projects during those periods. This seasonality may affect our revenues on a quarter-to-quarter basis. In addition, as nature of the business, lack of large-scale contracts or deferred contracts in the business may adversely affect our revenues growth in systems integration.

     Internet Data Center Revenues. Internet data center business was one of the areas we focused in fiscal 2000. Internet data center business is the core of our network service infrastructure and enables us to provide comprehensive network solutions to our customers. In the fiscal year ended March 2001, we completed the establishment of our multi-site data centers with total 8 Internet data centers nationwide. In the year ended March 31, 2001, we had significant growth in our Internet data center revenues, which increased to ¥1,237 million from ¥347 million in the year ended March 31, 2000 and ¥161 million in the year ended March 31, 1999. Internet data center services consisted of data center connectivity services, facility services and operation and management services. We have seen an increase in the number of customers to 113 at the end of March 2001 from 42 at the end of March 2000.

     The growth in our revenues from Internet data center services will depend on whether and to what extent Japanese corporations outsource server and network management and operations as data traffic grows. Although the Internet data center market is experiencing strong price competition, we expect to capitalize on the market demand by offering not only co-location services, but also comprehensive network solutions services at our data centers in cooperation with IIJ group companies.

     Additional factors affecting revenues. Our revenues will be affected by the extent and speed with which businesses in Japan exploit the Internet to its full potential on a commercial basis, including, for example, creating Internet sites for advertisements, e-commerce between businesses and consumers or between businesses and businesses and expanding of the range of devices that access the Internet. The active commercial application of the Internet will require high-quality and high-capacity connectivity services for both businesses and individuals. It will also require total Internet solutions provision including various Internet access services, systems integration and other value-added services which we are well positioned to provide.

     The degree of business usage will also depend upon a variety of factors including technological advances, reliability of security systems and users’ familiarity with and confidence in new technologies. The advancement of business usage will also depend upon the rate at which Japanese companies in certain industries begin or significantly increase their Internet usage, particularly the financial, manufacturing or retail segments. We believe Japanese companies in these and other industries have not yet fully embraced the Internet to the extent their counterparts in the United States have.

     To increase our revenues from business users, we have increased the access and connectivity options to include fiber optic lines and ADSL lines. We have also completed our multi-site data centers and expanded our service offerings to include systems management and monitoring. We believe these steps will allow us to sell a greater variety of services to our high-end corporate users and to capture a greater amount of the current growth and demand. However, we will still be partially to strongly dependent on increasing acceptance of our services by large Japanese companies and by increases in their information technology (IT) budgets.

     Although Internet use has continued to grow rapidly in Japan over the past few years, many businesses have limited their expenditures for information technologies, including Internet-related items. If the economic situation continues to decline or does not improve, our revenues may be adversely affected.

     We expect Internet usage to continue to grow rapidly in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to offer a broad range of services to meet our customers’ demands will significantly influence our future revenues.

Costs and Expenses

     We provide our Internet access services on a high-quality network that we have developed and operate. Our backbone is constructed by using leased lines. Our primary cost of connectivity services and value-added services revenues is the leasing fees that we pay for these lines and for the dedicated local access lines that our subscribers use to connect with our network. Other primary components of our costs are depreciation and amortization of capital leases for network equipment, cost of equipment sold, personnel and other expenses for technical and customer support staff and network operation center costs. Most of our network equipment is leased rather than purchased to take advantage of the financing provided by a capital lease arrangement.

     We have invested heavily in the past few years in developing and expanding our network. Our costs have increased substantially as a result. In the year ended March 31, 2001, our leased line and other connectivity costs were equal to ¥12.6 billion, or 39.6% of our revenues. In the year ended March 31, 2000, these costs were equal to ¥10.5 billion, or 41.5% of our revenues. Of this ¥12.6 billion for the year ended March 31, 2001, our international backbone cost was ¥5.5 billion, domestic backbone cost was ¥2.6 billion, dedicated local access line cost was ¥3.1 billion and other connectivity cost was ¥1.4 billion. We collect dedicated local access line fees from the subscribers and pay these fees over to the carriers.

     Although we expect our international backbone costs to decline in absolute terms in the year ended March 2002, we expect our domestic backbone costs to increase as we add capacity to handle the rapidly increasing domestic traffic as well as to link our Internet data centers. As a result, we expect total leased line costs to continue to rise in absolute terms. The per unit cost of leased transmission lines in Japan, and between Japan and the United States, is declining. Existing carriers and new carriers like Crosswave are expanding available bandwidth in Japan through installation of new fiber and through technology that expands bandwidth of existing fiber. Significant additional capacity between Japan and the United States has come on to the market because of the completion of a number of undersea cables, and the additional trans-Pacific capacity is less expensive than capacity obtained from traditional leased lines. These lower prices will help us reduce our international backbone costs.

     Since April 1999, we have upgraded the capacity of a number of our trunk lines by using Crosswave’s lines. We expect our domestic backbone costs to increase because we have expanded our domestic backbone network along with our multi-site Internet data center operations.

     If trans-Pacific leased line costs do not decline as we expect, and/or if the rate of expansion of our domestic backbone is much greater as we expect, our earnings and results of operations will be adversely affected.

     With respect to the cost of systems integration revenues, including related equipment sales, as noted above, the main determinant of whether our costs will be high relative to our revenues is whether we are able to generate significantly higher margin systems integration work. To do so, we must generate systems integration work that relies more heavily on our engineering and technological expertise instead of systems integration work that primarily focuses on the delivery of networking equipment. By doing more planning, designing and engineering-related work rather than just equipment procurement, we believe that not only will we be able to increase our margins, but we will also be able to increase customer satisfaction and our subscriber retention and repeat business rates because we will be able to provide our customers with advanced, cost-effective total Internet solutions.

     Our iBPS systems integration services are expected to be higher margin products, especially in the future. In developing this service, we spent significant time and expense which resulted in higher costs and expenses last year but should result in higher margins in the next few years as sales increase with only incremental additional time and expense.

Sales and Marketing

     Our sales and marketing expenses consist primarily of costs related to marketing and general advertising and sales and marketing personnel expenses. Our sales and marketing expenses will increase as we expand our operations significantly and as we increase our sales and marketing activities. These increases will include increases in sales personnel expenses and commissions payable to sales agents.

General and Administrative

     Our general and administrative expenses include primarily expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. We believe that these expenses will increase as we grow our business and as we add staff.

Other Income and Expenses

     Our other income and expenses include, among other things, interest income and expenses and other items such as foreign exchange gains or losses. Most of our interest expense is from bank borrowing, capital leases and unsecured convertible notes issued on April 11, 2000. As we increase capital leases or borrowings in order to finance further development of our backbone and data centers and for other investments, interest expenses will also increase. Interest income and interest expenses are also affected by the fluctuation of market interest rates.

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

     Crosswave Communications Inc.

     Another important factor that will affect our future financial results is the performance of Crosswave. Our results of operations will be affected by the results of operations of Crosswave because we account for Crosswave using the equity method and Crosswave’s operations are an integral part of our business and we are dependent on its fiber lines and data centers to a certain extent.

     Crosswave’s primary expenses are related to the development of its domestic network, including primarily the fees that it pays to KDDI for dark fiber and maintenance of the lines as well as the costs of networking equipment. Other significant expenses include sales and marketing expenses.

     We estimate that the total cash required to develop Crosswave’s network as set forth in Crosswave’s network development plan and to operate its infrastructure for the three fiscal years ending March 31, 2004 will be up to approximately ¥60 billion. However, if Crosswave takes initiatives not contemplated by its current business plan, such as expansion of its network to include domestic local access lines, expanding its business to include local access through fixed wireless access or entering into arrangements or long-term contracts to obtain rights to international lines or any other businesses, Crosswave’s required cash would increase.

     We expect that Crosswave will require additional funds beyond those currently contemplated in its business plan which it may obtain by securing loans from third party financial institutions or pursuant to capital raising transactions in the financial markets. However, there can be no assurance that funding will be available on a timely basis or at all, or available on terms acceptable to Crosswave.

     The contract with KDDI for dark fiber is treated as an operating lease. Under the contract, which is through April 2009, payments consist of variable and fixed portions. The amount of the variable portions will vary depending upon the level of Crosswave’s gross revenue but will increase annually by a minimum amount defined in the contract. The amount of the fixed portions will be flat, except that the amount will increase in April 2002 as prescribed for in the contract. The maintenance fee will also increase annually until the year ending March 31, 2003 and will stay flat thereafter. Accordingly, Crosswave’s cash payments under the lease in later years of the contract will be larger than those in earlier years. In accordance with generally accepted accounting principles the fixed portions of the lease payment and the maintenance fee will be averaged over the entire term of the lease so that in the early years Crosswave will recognize expenses which will be greater than cash payments; then, this treatment will reverse in the later years of the contract.

     We expect that Crosswave will operate at a loss for at least the next several fiscal years. Crosswave’s loss for the year ended March 31, 2001 may not be representative of future losses as we expect that expenses will increase after March 31, 2001. However, Crosswave has a limited operating history, the business environment surrounding Crosswave is uncertain and the manner in which Crosswave conducts its business may change significantly depending upon a number of considerations (e.g., networking equipment can be leased or purchased, or Crosswave may engage in the domestic local line business, the international leased line business or other businesses that are beyond the scope of its current business plan). Consequently Crosswave’s total annual expenses could be larger than we anticipate, or its revenues could be smaller than we anticipate; however, we are not directly responsible for any of the expenses of Crosswave beyond our equity investment.

New Accounting Standards

     In June 1998, Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138. These statements establish accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or losses or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The adoption of SFAS No. 133, as amended by SFAS No. 138, effective April 1, 2001, did not have a significant impact on the Company’s consolidated financial statements.

     In July 2001, FASB issued SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. These statements establish accounting and reporting standards for business combinations and the treatment of goodwill and other intangible assets. SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting and requires tangible, intangible and goodwill assets to be separately identified and recorded. This statement shall apply to all business combinations initiated or completed after June 30, 2001. SFAS No. 142 no longer allows goodwill to be amortized but requires goodwill to be tested for impairment at least annually. Goodwill should be tested for impairment by comparing the implied fair value of goodwill, as determined by similar methods as in a business combination, to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. This statement will be effective for fiscal years beginning after December 15, 2001, with early adoption allowed. Goodwill and intangible assets acquired after June 30, 2001 should not be amortized.

     Upon adoption of SFAS No. 142 effective April 1, 2002, goodwill of ¥1,712,270 thousand as of March 31, 2001 which consist substantially of equity method goodwill and is being amortized over a five year period, will no longer be amortized, but will be subject to an annual impairment test. Until this standard is adopted, such goodwill will continue to be amortized.

Item 6. Directors and Senior Management and Employees

A. Directors and senior management

     Our directors, executive officers and statutory auditors as of June 30, 2001 were:

			Number of IIJ
			shares owned
Name	Age	Position	as of June 30, 2001

Koichi Suzuki	54	President, Chief Executive Officer and Representative Director	2,320

Toshiya Asaba	39	Director and Co-chief Technology Officer	*

Yasuhiro Nishi	42	Director, Chief Financial Officer and Chief Accounting Officer	*

Shunichi Kozasa	52	Director	*

Hideshi Hojo	43	Director	*

Kazumasa Utashiro	40	Co-chief Technology Officer	*

Akio Onishi	42	Director	*

Hideki Matsushita	58	Standing Statutory Auditor	*

Tsumoru Suzuki	57	Standing Statutory Auditor	*

Shingo Yoshii	53	Statutory Auditor

Hiroo Inoue	48	Statutory Auditor

*	Owns less than 1% of outstanding shares of IIJ’s common stock.

     Koichi Suzuki has been our President and Representative Director since April 1994, and has over 20 years of experience in the computer and communication industry. From December 1992 to April 1994, Mr. Suzuki was a Director of IIJ. In addition, Mr. Suzuki is the Representative Director of Crosswave, Crosswave Facilities, Crosswave Service, IIJ America, IIJ Media Communications, IIJ Technology, Internet Multifeed, Net Care, Asia Internet Holding, Asia Internet Holding, Taiwan and AIH Korea. He also serves as a Director of atom, and Monex, Inc. Prior to joining IIJ, Mr. Suzuki was employed at Japan Management Association where he served as general manager.

     Toshiya Asaba has served as a Director of IIJ since June 1999 and as our Co-Chief Technology Officer since May 1999. From 1995 to June 1999, Mr. Asaba was General Manager, Network Engineering Division. Mr. Asaba is also a Director of Asia Internet Holding, Asia Internet Holding Taiwan, IIJ America and Internet Multifeed. Mr. Asaba joined us in 1992. Mr. Asaba had over 10 years of Internet experience including three years of Internet-related research experience and seven years of Internet backbone engineering experience, including network design, routing and traffic management.

     Yasuhiro Nishi has served as a Director of IIJ since June 1999 and as our Chief Financial Officer and Chief Accounting Officer since May 1999. In addition, Mr. Nishi serves as Statutory Auditor of Query Solutions and Cyber Net Communications. From March 1999 to June 1999, Mr. Nishi was the Manager of the Corporate Planning Department and the General Manager of the Strategic Sales Division. Prior to joining us, Mr. Nishi had 17 years of experience in the finance industry working at The Industrial Bank of Japan, Limited where he had been since 1982.

     Shunichi Kozasa has served as a Director of IIJ since June 1999. Mr. Kozasa joined us in April 1998 as the head of our regional office in Osaka. Prior to joining us, Mr. Kozasa worked at NTT for over 20 years, most recently as a general manager of the corporate sales division.

     Hideshi Hojo has served as a Director of IIJ since June 2000 and as General Manager of the Sales Division in the Marketing Headquarters since February 1998. Mr. Hojo is also a General Manager of the Sales & Marketing Planning Division of Crosswave, General Manager of the Market Development Department of IIJ Technology, Director of East Communication Co., Ltd., and Director

of Cyber Net Communications Co., Ltd. Mr. Hojo joined us in 1996. Prior to joining us, Mr. Hojo had 16 years of experience in the field of sales working for the Itochu Group.

     Kazumasa Utashiro has served as a Director of IIJ since June 2001 and as our Co-Chief Technology Officer since May 1999. He has 16 years of Unix software development and Internet-related research experiences. From April 1995 to June 1999, Mr. Utashiro was General Manager, Applied Technology Division. Mr. Utashiro joined us in 1994. Prior to joining us, Mr. Utashiro worked at Software Research Associates.

     Akio Onishi has been a Director of IIJ since June 1998. Mr. Onishi joined us in April 1997 and served as Chief Strategic Officer from May 1999 to June 2000. Mr. Onishi became Chief Executive Officer of Crosswave in May 2000. Mr. Onishi is also a Director of Crosswave, Internet Multifeed, Net Care and DLJdirect SFG Securities Inc. Prior to joining IIJ, Mr. Onishi worked at the Organization for Economic Cooperation and Development from February 1995 to April 1997, at McKinsey & Company Japan as a consultant from October 1989 to February 1995, and at the Ministry of International Trade and Industry of Japan from April 1982 to July 1989.

     Hideki Matsushita has been a Standing Statutory Auditor of IIJ since June 1998. Mr. Matsushita had been seconded from Dai-Ichi Life Insurance, a leading life insurance company in Japan, since April 1997.

     Tsumoru Suzuki has been a Standing Statutory Auditor of IIJ since June 2001. Prior to joining us, Mr. Suzuki had 29 years of experience in the field of accounting at Itochu Group.

     Shingo Yoshii has served as a Statutory Auditor of IIJ since June 2001. Mr. Yoshii has been a corporate officer and assistant general manager of Network Business Division of Sumitomo Corporation since April 2000. He started working at Sumitomo Corporation in April 1971.

     Hiroo Inoue has served as a Statutory Auditor of IIJ since June 2001. Mr. Inoue has been general manager of Information Technology Business Department of Itochu Corporation since August 2000. He started working at Itochu Corporation in April 1975.

B. Compensation

     For the year ended March 31, 2001, the aggregate compensation we paid or accrued for all of our executive officers, directors and statutory auditors was approximately ¥198 million, including accrued one-time retirement benefits to Mr. Hiroyuki Fukase, a former chairman, amounting to ¥36 million. Presently, our executive officers, directors and statutory auditors are not entitled to pension, retirement or similar benefits. In May 2000, we implemented a stock option plan for our executive officers, directors and employees under which options to acquire a total of 295 shares or 590,000 ADS equivalents, or approximately 1.2% of total outstanding shares. The options to acquire 100 shares were granted to the executive officers and directors listed above on May 31, 2000. The option exercise price was determined by setting the price at 5% above the 30-day moving average of closing market prices beginning 45 days prior to the date of grant which was ¥13,055,664 per share. The options vest over two years and will be exercisable at various times from 2 years to 10 years from the date of grant. On March 31, 2001, certain directors of IIJ were provided with 375 warrants exercisable for shares of common stock of IIJ Technology. Each warrant is exercisable for one share of common stock up to 7 or 8 years from the date of grant at an exercise price of ¥300,000 and was purchased for 1% of the exercise price.

C. Board practices

     The current terms of Messrs. Suzuki, Fukase, Onishi, Nishi, Asaba, Kozasa and Matsushita expire at the ordinary general meeting of shareholders held for fiscal 2001. The current terms for Messrs. Hojo, Yoshida and Kobayashi expire at the ordinary general meeting for shareholders held for fiscal 2001. As is standard practice in Japan, we do not have an audit remuneration committee. Neither we nor any of our subsidiaries has any service contracts with any of our board and neither we nor any of our subsidiaries provides benefits to any of our board upon termination of employment.

D. Employees

     As of March 31, 2001, we had 469 employees, including employees of our consolidated subsidiaries. About 60% of these employees were in engineering, 25% in sales functions and 15% in administrative. We had 151, 222, 266 and 339 employees as of March 31, 1997, 1998, 1999 and 2000. We had an average of approximately 332 temporary employees for the fiscal year ending March 31, 2001, including temporary employees of our consolidated subsidiaries. Our employees are not members of any union.

E. Share ownership

     The information required by this item is provided in Item 6.A above.

Stock option plan

     In June 2001, we implemented a stock option plan for our directors and employees under which options to acquire a total of 395 shares or 790,000 ADS equivalents, or approximately 1.8% of total outstanding shares. The options were granted to 44 directors and employees on August 2, 2001. The option exercise price for the shares was determined to be ¥2,018,306; greater amount of the price at 5% above the 30-day moving average of closing market prices beginning 45 days prior to the date of the grant or the price at 5% above market price of the common share at the date of grant. The options will be exercisable at various times from 2 years to 10 years from the date of grant.

     Prior to the above stock option plan, in May 2000, we implemented a stock option plan for our directors and employees under which options to acquire a total of 295 shares or 590,000 ADS equivalents, or approximately 1.2% of total outstanding shares. The options were granted to 34 directors and employees on May 31, 2000. The option exercise price for the shares was determined to be ¥13,055,664 which represents the price 5% above the 30-day moving average of closing market prices beginning 45 days prior to the date of the grant. The options will be exercisable at various times from 2 years to 10 years from the date of grant.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the end of July 2001 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group.

	Shares of
	Common Stock
	Beneficially Owned

Name of Beneficial Owner	Number		Percentage

Koichi Suzuki	2,320		10.32

Itochu Corp. and affiliates	1,611		7.17

Sumitomo Corp.	1,582		7.04

NTT Communications	1,252		5.57

Joho Capital LLC	2,280,900	(1)	5.07

Directors and executive officers as a group(2)	2,499		11.12

(1)	Stocks of Joho Capital LLC are in the form of ADS, shared voting power.

(2)	Includes Koichi Suzuki’s holding which is also separately set forth above. No other director or executive officer is a beneficial owner of more than 5%.

     We are aware of a schedule 13-D filed with the SEC on March 21, 2001 and amended on April 18, 2001 relating to the entering into by a group of shareholders including Sumitomo Corporation, NTT Communications Corporation, Koichi Suzuki, our President, Chief Executive and Representative Director, Dai-ichi Mutual Life Insurance Company, Hiroyuki Fukase, ITOCHU Corporation, Software Research Associates Inc., Applied Research Institute, Inc., Sumitomo Mitsui Banking Corporation, The Fuji Bank, Limited, The Sanwa Bank, Limited, Toyota Motor Corporation, Sony Corporation, Hiroyuki Fukase, KDDI, I.T.G. Co., The Japan Research Institute, Limited, Digital Technologies Corporation, Toyotsu Telecom Corporation and 13 other shareholders with respective shareholdings less than 1%. Because the shareholders agreement restricts transfer of their respective shareholdings without the consent of the other shareholders party to the agreement, the shareholders as a group may be deemed to beneficially own 13,222 shares of common stock that are subject to the shareholders agreement, representing 58.82% of IIJ’s common stock at the time. However, the shareholders do not claim beneficial ownership of each other’s holdings.

     Our ADSs are traded only on the Nasdaq National Market. Our common stock is not otherwise registered for trading on any exchange. Of the 22,480 shares of common stock outstanding as of March 31, 2001, 5,996 shares were held in the form of ADSs, which is equal to 11,992,000 ADSs.

     According to The Bank of New York, depositary for our ADSs, as of July 31, 2001, 5,998 shares of our common stock were held in the form of ADRs and there were 4 ADR holders of record in the United States. According to our register of shareholders, as of July 31, 2001, there were 99 holders of common stock of record worldwide. As of July 31, 2001, the Bank of New York was the sole recordholder of our common stock in the United States and its shareholdings represented approximately 26.7% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

     Our major shareholders have the same voting rights as other holders of our common stock. We are not controlled directly or indirectly by any other entity and are not aware of any arrangement to effect a change in control of IIJ.

B. Related party transactions.

     In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the year ended March 31, 2001 are presented as follows:

Million of Yen

Accounts receivable	¥268

Accounts payable	328

Guarantees	12

Revenues	2,001

Costs and expenses	2,444

Among transactions summarized above, our transactions with Crosswave are as follows:

     Since April 1, 2000 through March 31, 2001, we have paid approximately ¥1,804.6 million for services from Crosswave. IIJ Technology has paid ¥117.7 million in revenues for services that we purchased from Crosswave. IIJ received payment of approximately ¥315.9 million from Crosswave for network equipment that IIJ sold to Crosswave. IIJ Technology received ¥214.1 million for network systems that IIJ Technology sold to Crosswave. IIJ also received approximately ¥11.0 million in various access services that IIJ provided Crosswave.

     In fiscal 2000, we seconded a number of employees to Crosswave. For these employees, we received approximately ¥157.3 million from Crosswave. Additionally, we and our subsidiary received approximately ¥284.4 million for services that were outsourced by Crosswave to us.

     There are no loans, or guarantees of any kind, outstanding to or for the benefit of, any directors, officers, statutory auditors, their respective family members or enterprises over which they exercise significant influence.

     In October 2000 we lent to IIJ America Inc, a subsidiary which we control, $866,600.94 at 6.77% interest and payable on March 31, 2001. That loan was repaid by IIJ America and in April 2001 we lent IIJ America another $866,600.94 at 4.71% interest and payable on September 30, 2001. We have not made any other loans to any subsidiary or affiliate which we control.

C. Interests of experts and counsel.

     Not applicable.

Item 8. Financial Information

     The information required by this item has been attached hereto beginning on page F-1.

Item 9. The Offer and Listing

     American Depositary Shares representing our common stock have been quoted on the Nasdaq National Market since August 9, 1999 under the symbol “IIJI”. The following table shows, for the periods indicated, the high and low closing per-ADS sale price of the ADSs.

     The price history of our ADSs is reflected in the table below:

	NASDAQ($)

	High	Low
Quarter ended September 30, 1999*	82.94	23.00

Quarter ended December 31, 1999	129.13	38.75

Quarter ended March 31, 2000	123.38	69.75

Year ended March 31, 2000*	—	—

Quarter ended June 30, 2000	67.50	33.00

Quarter ended September 30, 2000	61.00	32.50

Quarter ended December 31, 2000	42.50	8.38

February 2001	14.25	7.81

March 2001	11.69	7.14

Quarter ended March 2001	14.25	8.56

Year ended March 31, 2001	—	—

April 2001	11.48	8.28

May 2001	10.82	8.90

June 2001	7.26	7.05

August 2001	6.78	6.00

*	Since the Company’s initial public offering in August, 1999.

Item 10. Additional Information

A. Share capital

     Not applicable.

B. Memorandum and articles of association

Objects and purposes in our Articles of Incorporation

     Article 2 of our Articles of Incorporation states our objects and purposes:

•	Provision of a value-added information network under the Telecommunications Business Law;

•	Business of construction for telecommunications;

•	Undertaking of maintenance services for telecommunications facilities;

•	Manufacture, maintenance, sale, purchase, lease, export and import of telecommunications machinery and equipment, and systems and software concerning telecommunications;

•	Undertaking of research and study concerning the telecommunications market and telecommunications technology;

•	Planning and designing of, and introduction and guidance concerning the management and operation of telecommunications systems;

•	The holding of lectures, symposiums and seminars, etc. concerning telecommunications and information processing;

•	The sale and purchase of telephone subscribers’ rights; and

•	Any and all businesses related or incidental to the foregoing.

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

Rights of shareholders of our common stock

     We have issued only one class of shares, our common stock. Rights of holders of shares of our common stock have under the Code and the Articles of Incorporation include:

•	the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, with this right lapsing three full years after the due date for payment according to a provision in the Articles;

•	the right to receive interim dividends as provided for in the Articles, with this right lapsing three full years after the due date for payment according to a provision in the Articles;

•	the right to vote at a shareholders’ meeting (cumulative voting is not allowed under the Articles);

•	the right to receive surplus in the event of liquidation; and

•	the right to require us to purchase shares when a shareholder opposes (i) the transfer of all or material part of the business, (ii) an amendment of the Articles to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) split of the company or (v) merger; all of which must be consummated by a two-thirds affirmative vote of the voting rights of the shareholders at a shareholders’ meeting at which shareholders having a majority of the voting rights are in attendance.

     The Code provides additional specific rights for shareholders owning a substantial number of shares.

     Shareholders holding 10% or more of the total issued shares have the right to apply to a court of competent jurisdiction, or competent court, for:

•	dissolution, and

•	commencement of reorganization proceedings as provided for in The Company Reorganization Law of Japan.

     Shareholders who have held 3% or more of the total issued shares for six months or more have the right to:

•	demand the convening of a general meeting of shareholders,

•	apply to a competent court for removal of a director or statutory auditor,

•	apply to a competent court for removal of a liquidator,

•	apply to a competent court for reorganization of the company, and

•	apply to a competent court for an order to inspect our business and assets in a special liquidation proceeding.

     Shareholders holding 3% or more of the total issued shares have the right to:

•	examine our accounting books and documents and make copies of them,

•	apply to a competent court for permission to examine accounting books and documents of a subsidiary and make copies of them, and

•	appointment of an inspector to inspect our operation or financial condition.

     Shareholders who have held 1% or more of the total issued shares for six months or more have the right to:

•	demand that certain matters be made agenda items at a general meeting of shareholders, and

•	apply to a competent court for appointment of an inspector to review the correctness of the convocation and voting procedures of a general meeting of shareholders.

     Shareholders who have held 300 shares for six months or more have the right to demand that certain matters be made objects at a general meeting of shareholders.

     Shareholders who have held any number of shares for six months or more have the right to demand:

•	us to institute an action to enforce the liability of one of our directors or statutory auditors,

•	us to institute an action to recover from a recipient the benefit of a proprietary nature given in relation to exercising the right of a shareholder, and

•	a director on our behalf for the cessation of an illegal or ultra vires action.

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

Rights of holders of fractional shares of our common stock

     The amendment of the Commercial Code of Japan regarding fractional shares was enacted in June, 2001 and will be enforced on October 1, 2001. On and after October 1, 2001, under the amended Commercial Code of Japan (the “New Code”), holders of fractional shares representing 1/100th (this ratio can be varied or fractional share system can be abandoned by being provided in articles of incorporation) of a share or integral multiples of 1/100th of a share have the following rights, :

•	to inspect and copy the register of fractional shares;

•	to receive additional shares or money in the event of cancellation, consolidation or split of shares, stock transfer, exchange of shares, company split or merger, and to receive residual properties;

•	to request a company to convert the shares if they are the fractional shares of convertible shares, unless otherwise provided for in articles of incorporation and

•	to receive dividend, interim dividend or preemptive rights, unless otherwise provided for in articles of incorporation;

     Under the New Code, a certificate of fractional shares cannot be issued by a company, and the only way for holders of fractional shares to recover their investment is to request the company to purchase their fractional shares.

     In the event that holders of fractional shares representing 1/100th arise as a result of issuance of shares, or consolidation or split of shares, such holders are recorded in the register of fractional shares. Such holders recorded in the register may exercise their rights.

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

     For a description of rights of holders of ADSs, please see the “Description of American Depositary Receipts” section in our F-1 Registration Statement (File No. 333-10584), declared effective on August 3, 1999, as amended, hereby incorporated by reference.

C. Material contracts

     Joint Venture Agreement, dated January 26, 1999 and amended May 10, 1999, May 31, 1999, September 26, 1999, November 30, 1999, January 26, 2000 and May 11, 2000, among IIJ, Toyota Motor Corporation and Sony Corporation, providing for the establishment of Crosswave Communications Inc. with initial investment provided by each of these three companies in the amount of  ¥40 million, ¥30 million and ¥30 million, respectively, as well a commitment to subscribe to newly issued shares of Crosswave at the same ratio.

     Right of Use Agreement for Transmission Network Facilities, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDDI Corporation), granting Crosswave a ten-year indefeasible right of use to use lines of optical fiber, optical fiber cable and other telecommunication facilities needed to transmit telecommunication signals over a total distance of 7,670 kilometers throughout 45 of Japan’s 47 prefectures. The grant is renewable for additional three-year periods. The fixed fees for the grant, which are subject to renegotiation in the event that changed circumstance make the fees unreasonable, are set at ¥2 billion for the first three years and then increase yearly to a maximum almost ¥11 million by the tenth year.

     Memorandum on Amendments to the Original Agreement, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDDI Corporation), revising, among other things, the total distance and pricing terms and also establishing fees for the maintenance of transmission facilities. The fixed fees for the right of use were maintained at ¥2 billion for the first three years but reduced to ¥4 billion for the fourth through the tenth years. Fees linked with sales were set at 5% of the gross sales for each business year. Maintenance fees were set at ¥500 million for the first year, ¥1 billion for the second year, ¥2 billion for the third year and ¥2.5 billion for all subsequent years.

     Confirmation of IRU Fees, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDDI Corporation), confirming the pricing terms set forth under the Right of Use Agreement for Transmission Network Facilities and the Memorandum on Amendments to the Original Agreement such that the target amounts for the fixed fees and fees linked with sales would range from ¥2.4 billion in the first year to ¥9 billion in the tenth year.

     Memorandum on Business Cooperation, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDDI Corporation), providing that Teleway will perform services for Crosswave with regard to the design, operation and maintenance of the network relating to the Original Agreement and that Crosswave will not engage in voice/sound transmission services using telephone switching equipment. The term of this memorandum is the same as the Original Agreement.

     Basic Agreement to Delegate Services, dated April 1, 1997, between IIJ and IIJ Technology Inc. sets forth a general framework and basic conditions, such as treatment of confidential information and intellectual property, pursuant to which IIJ will consign certain business to IIJ Technology. The content, scope and other detailed matters of the business to be entrusted are to be provided in separate contracts. The term of the agreement was one year with a provision for automatic one-year renewals.

     Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant, establishing the terms under which the two parties will cooperate in the incorporation and financing of Internet Multifeed Co. The term of this agreement is three years with a provision for automatic one-year renewals.

     Basic Agreement to Delegate Services, dated January 30, 1995, between IIJ and IIJ Media Communications Inc. setting forth a general framework and basic conditions, such as treatment of confidential information, pursuant to which IIJ will consign certain Internet-related business to IIJ Media Communications Inc. The content, scope and other detailed matters of the business to be entrusted are to be provided in separate contracts. The term of the agreement is one year with a provision for automatic one-year renewals.

     Memorandum of Understanding Regarding Technical Cooperation, dated April 1, 1997, between IIJ and IIJ Media Communications Inc., setting forth a general framework and basic conditions, such as treatment of confidential information and intellectual property, pursuant to which the two companies will cooperate on technical research and development relating to Internet applications and services. The term of the memorandum is three years and it may be extended upon agreement between the parties.

     Basic Agreement to Delegate Services, dated April 1, 1998, between IIJ and Net Care, Inc. (with English translation), setting forth a general framework and basic conditions, such as treatment of confidential information, pursuant to which IIJ will consign certain Internet-related business to Net Care, Inc. The content, scope and other detailed matters related to the business to be entrusted are to be provided in separate contracts. The term of the agreement is one year with a provision for automatic one-year renewals.

     Under the Individual Agreement on Entrustment of Business between IIJ and Asia Internet Holding Co., Ltd., dated July 1, 1998 Asia Internet Holding, entrusting IIJ with the construction of AIH’s network, management and operation of AIH’s network and related business in exchange for a monthly fee of ¥10 million. This term of this agreement is one year with a provision for automatic one-year renewals subject to certain conditions.

     Enforcement Rules with regard to the Payment of Fee for Right of Use of Transmission Network Facilities, dated September 30, 1999, between Crosswave Communications Inc. and KDDI Corporation, establishing rules with regard to the payment of a fee by Crosswave Communications Inc.

to KDDI Corporation for its right of use of transmission network facilities, pursuant to Article 22 of the Right of Use Agreement for Transmission Network Facilities, executed on November 30, 1998. The rules took effect on May 1, 1999.

     Sales Cooperation Agreement, dated August 20, 1999, between Crosswave Communications Inc. and Internet Initiative Japan Inc. is an annually renewable agreement pursuant to which IIJ acts as a sales agent for Crosswave Communications and refers IIJ customers for non-Internet services in exchange for a sales commission of between 5 and 20% of the monthly basic line fee for IIJ’s high-speed backbone services and Wide-Area Ethernet platform services.

     Under the Business Entrustment Agreement, dated April 1, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. Crosswave Communications Inc., entrusting to IIJ daily accounting business, preparation of trial balance and statement of accounts, and purchase of goods in exchange for ¥500,000 per month. This term of this agreement is one year with a provision for automatic one-year renewals subject to certain conditions.

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

     Exchange non-residents are:

•	individuals who do not reside in Japan; and

•	corporations whose principal offices are not in Japan.

     Generally, branches and other offices located within Japan of non-resident corporations are regarded as exchange residents of Japan and branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents of Japan.

     Foreign investors are:

•	individuals who do not reside in Japan;

•	corporations which are organized under the laws of foreign countries whose principal offices are located outside Japan; and

•	corporations in which more than 50% of the shares are held by individuals who do not reside in Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan or a majority of the

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

     An acquisition of shares of a Japanese company by an exchange non-resident from a resident of Japan is not generally subject to any prior filing requirements. In exceptional circumstances, the MOF may require a prior approval for an acquisition. An exchange non-resident who acquired 10% or more of the shares must file an report concerning such acquisition with the MOF within 15 days after such acquisition.

     Under the Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of shares held by exchange non-residents generally may be converted into any foreign currency and repatriated abroad.

E. Taxation

Japanese Taxation

     The following is a discussion summarizing material Japanese tax consequences to an owner of shares or ADSs who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date hereof. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves as to

• the overall tax consequences of the ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law,

• the laws of the jurisdiction of which they are resident, and

• any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits, except when treated as dividends in certain conditions, are not subject to Japanese income tax.

     The Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a “permanent establishment” in Japan. A “permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. Under the Treaty, the maximum withholding rate for most shareholders is limited to 15% of the gross amount actually distributed. However, the maximum rate is 10% of the gross amount actually distributed, if the recipient is a corporation and

• during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year, if any, at least

10% of the voting shares of the paying corporation were owned by the recipient corporation, and

•	not more than 25% of the gross income of the paying corporation for such prior taxable year, if any, consists of interest or dividends as defined in the Treaty.

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

     Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by IIJ must submit the required form in advance through IIJ to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for non-resident holders may provide such application service. See “Description of Capital Stock-General”. With respect to ADSs, the reduced rate is applicable if The Bank of New York, as depositary, or its agent submits two Application Forms for Income Tax Convention-one form must be submitted before payment of dividends, and the other form must be submitted within eight months after our fiscal year-end. To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable. The non-resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary.

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

United States Taxation

     The following discusses United States federal income tax consequences of the ownership of shares or ADSs. It only applies to holders of shares or ADSs as capital assets. It does not address special classes of holders, some of whom may be subject to other rules including:

•	tax-exempt entities,

•	certain insurance companies,

•	broker-dealers,

•	traders in securities that elect to mark-to-market,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of the voting stock of IIJ,

•	investors that hold shares of ADSs as part of a straddle or a hedging or conversion transaction, or

•	investors whose functional currency is not the U.S. dollar.

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

     For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares or ADSs that is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

     Dividends constitute income from sources outside the United States, but generally will be “passive income” or, if received by financial institutions, “financial services income.” Passive income or financial services income must be treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

     Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all shareholders of IIJ generally will not be subject to United States federal income tax.

Taxation of capital gains

     If you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% for property held more than one year. Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

PFIC rules

     We do not believe that we will be treated as a PFIC for United States federal income tax purposes for our most recent taxable year. However, this conclusion is a factual determination made annually and thus may be subject to change. Because of the nature of our income and assets we could be determined to be a PFIC for our current and subsequent taxable years.

     In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any of our taxable years in which you held our ADSs or shares:

•	at least 75% of our gross income for the taxable year is passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average of our assets are attributable to assets that produce or are held for the production of passive income.

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

     If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADSs and

•	any “excess distribution” that we make to you, generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs.

     Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

     If you own shares or ADSs during any year that IIJ is a PFIC you must file Internal Revenue Service Form 8621.

F. Dividends and paying agents

     Not applicable.

G. Statement by experts

     Not applicable.

H. Subsidiary Information

     Not applicable.

I. Documents on display

     Our 20-F, 6-K reports and other filings with the SEC can be inspected and copied without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You

may also get copies by calling the SEC at 1-800-SEC-0330 or by writing the SEC upon payment of a prescribed fee.

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

     As a result of our initial public offering in August 1999, we retained a significant amount of dollar-denominated assets, primarily demand and short-term time deposits and they remain as of today.

     Our periodic payment obligations under certain trans-Pacific dedicated line leases are denominated in U.S. dollars. We do not have any material periodic U.S. dollar revenue to match the dollar payments, and thus we are exposed to fluctuations in the yen-dollar exchange rate to the extent the dollar-denominated payments are not hedged.

     Our exposure to fluctuations in interest rates relates primarily to short-term and long-term borrowings, convertible notes and lease obligations related to capitalized equipment. As of March 31, 2001, short-term borrowings of ¥5.6 billion were payable at a variable interest rate, ranging from 1.375 to 1.50 percent and long-term borrowings included a ¥1.0 billion variable interest rate bank loan at 1.34 percent. In November 2000, we entered into a three-year-period interest swap contract to manage its interest rate exposure resulting in a fixed interest rate by which the effective interest rate for the long-term loan of ¥1.0 billion outstanding at March 31, 2001 after giving effect to such swap agreement was 1.96 percent per annum.

     We will continue to obtain fixed rate long-term borrowings and capital lease obligations to the extent that current favorable interest rate conditions continue. However, we may reconsider this policy if these conditions change.

     We hold certain marketable equity securities as investments with market price risk and their fair value and net unrealized gains as of March 31, 2001 amounted to ¥6.7 billion and ¥6.0 billion, respectively.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of proceeds

     On August 9, 1999, we completed an initial public offering of ADSs representing our shares. The offering was lead managed by Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated. The ADSs are quoted on the Nasdaq National Market. Registration Statement (No. 333-10584) for the offering was declared effective August 3, 1999.

		Aggregate Offering
	Amount of Shares	price of Shares
	Registered and Sold	Registered and Sold

Internet Initiative Japan Inc.	3,600	$165,600,000

ASCII Corporation	300	13,800,000

JAFCO	80	3,680,000

Nikko Capital	40	1,840,000

ORIX Capital	30	1,380,000

Sanwa Capital	20	920,000

Total	4,070	$187,220,000

*	Based on initial public offering price before underwriting discount and offering expenses.

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

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries attached hereto beginning on page F-1. The separate Financial Statements for Crosswave Communications Inc. to the Form 20-F Annual Report for the year ended March 31, 2001 are also attached hereto immediately following the Financial Statements for Internet Initiative Japan Inc. and Subsidiaries.

Item 19. Exhibits.

1.1	Articles of Incorporation, as amended (with English translation)

1.2	Share Handling Regulations (with English translation)*

1.3	Regulations of the Board of Directors (with English translation)*

1.4	Regulations of the Board of Statutory Auditors (with English translation)*

2.1	Specimen Common Stock Certificate*

2.2	Bylaws of the IIJ Employee Shareholders’ Association (with English translation)*

4.1	Right of Use Agreement for Transmission Network Facilities, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDD Corporation) (with English translation)**

4.2	Memorandum on Amendments to the Original Agreement, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDD Corporation) (with English translation)**

4.3	Confirmation of IRU Fees, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDD Corporation) (with English translation)**

4.4	Memorandum on Business Cooperation, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDD Corporation) (with English translation)*

4.5	Basic Agreement to Delegate Services, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Technology Inc. (with English translation)*

4.6	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (with English translation)*

4.7	Basic Agreement to Delegate Services, dated January 30, 1995, between Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)*

4.8	Memorandum of Understanding Regarding Technical Cooperation, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)*

4.9	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (with English translation)*

4.10	Software License Agreement between Trusted Information Systems, Inc. (“TIS”) and IIJ, dated November 9, 1994, including two amendment agreements thereto, dated March 30, 1998 and February 17, 1999 (TIS merged into Networks Associates, Inc. (“NAI”) on April 30, 1998, and NAI acceded to the Agreement.)*

4.11	Purchase and Sales Agreement, dated January 8, 1999, between Internet Initiative Japan Inc. and Crosswave Communications Inc. (with English translation)*

4.12	Individual Agreement on Entrustment of Business between Internet Initiative Japan Inc. and Asia Internet Holding Co., Ltd., dated July 1, 1998 (with English translation)*

4.13	Enforcement Rules with regard to the Payment of Fee for Right of Use of Transmission Network Facilities, dated September 30, 1999, between Crosswave Communications Inc. and KDD Corporation establishes rules with regard to the payment of a fee by Crosswave Communications Inc. to KDD Corporation (with English translation)***

4.14	Sales Cooperation Agreement, dated August 20, 1999, between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.15	Business Entrustment Agreement, dated April 1, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.16	Letter of Confirmation, dated November 16, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.17	Agreement On Trial Service Of the International Dedicated Line dated June 1, 2000 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.18	Data Center Service Agency Agreement dated March 1, 2000 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.19	Shareholders’ Agreement, dated May 11, 2000, between Internet Initiative Japan Inc., Toyota Motor Corporation and Sony Corporation ****

8.1	List of Subsidiaries (see “Organizational Structure” in Item 4.C. of this Form 20-F/A)

*	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

**	Incorporated by reference to the corresponding exhibit to the Form F-1 of Crosswave Communications Inc. (File No. 333-12264) declared effective on August 3, 1999. Portions of the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) were previously omitted pursuant to a confidential treatment request.

***	Incorporated by reference to the corresponding exhibit to the Form F-1 of Crosswave Communications, Inc. (File No. 333-12264) declared effective on August 3, 2000.

****	Incorporated by reference to the corresponding exhibit to our annual report on Form F-20/A (File No. 0-30204) filed on October 23, 2000.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

Internet Initiative Japan Inc.

By:

		Name:	Koichi Suzuki

		Title:	President, Chief Executive Officer and Representative Director

Date: October 11, 2001

Internet Initiative Japan Inc. and Subsidiaries

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Internet Initiative Japan Inc.:

We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. (“IIJ”) and subsidiaries (the “Company”) as of March 31, 2000 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2001 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Crosswave Communications Inc. (“Crosswave”), a 37.85 percent owned affiliated company, IIJ’s investment in which is accounted for by use of the equity method. The Company’s equity investment of ¥4,768,866 thousand and ¥11,368,160 thousand in Crosswave’s net assets at March 31, 2000 and 2001, respectively, and equity in net losses of ¥33,238 thousand, ¥3,139,814 thousand and ¥4,136,869 thousand for the period from October 28, 1998 (date of incorporation) to March 31, 1999 and for the years ended March 31, 2000 and 2001, respectively, are included in the accompanying consolidated financial statements. The financial statements of Crosswave were audited by other auditors whose report dated May 31, 2001 has been furnished to us, and our opinion, insofar as it relates to the amounts included for Crosswave, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan
August 14, 2001

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2000 and 2001

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)

ASSETS	2000	2001	2001

CURRENT ASSETS:

Cash (Note 12)	¥16,158,439	¥13,570,707	$108,099

Short-term investments (Notes 2 and 12)	791,275	—	—

Accounts receivable, net of allowance for doubtful accounts of ¥73,265 thousand and ¥123,745 thousand ($986 thousand) at March 31, 2000 and 2001, respectively (Notes 3 and 4)	4,499,685	5,417,456	43,153

Inventories	214,001	245,520	1,956

Prepaid expenses	226,213	253,648	2,020

Other current assets (Note 10)	1,007,274	347,600	2,769

Total current assets	22,896,887	19,834,931	157,997

INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES (Note 4)	5,301,608	13,895,654	110,687

OTHER INVESTMENTS (Notes 2 and 12)	4,278,915	8,455,840	67,356

PROPERTY AND EQUIPMENT, net (Notes 5 and 6)	5,542,863	6,927,575	55,182

GUARANTEE DEPOSITS	701,891	837,115	6,668

OTHER ASSETS (Note 12)	278,580	689,687	5,494

TOTAL	¥39,000,744	¥50,640,802	$403,384

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2000 and 2001

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)

LIABILITIES AND SHAREHOLDERS' EQUITY	2000	2001	2001

CURRENT LIABILITIES:

Short-term borrowings (Note 7)	¥13,690,376	¥5,620,000	$44,767

Accounts payable (Note 4)	3,559,334	4,313,811	34,362

Accrued expenses	309,387	211,302	1,683

Other current liabilities (Note 10)	930,608	455,212	3,626

Long-term borrowings—current portion (Notes 7 and 12)	690,000	—	—

Capital lease obligations—current portion (Note 6)	1,564,922	1,644,354	13,098

Total current liabilities	20,744,627	12,244,679	97,536

LONG-TERM BORROWINGS (Notes 7 and 12)	200,000	2,800,000	22,304

CONVERTIBLE NOTES (Notes 7 and 12)	—	15,000,000	119,484

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 6)	2,099,571	2,679,224	21,341

ACCRUED RETIREMENT AND PENSION COSTS (Note 9)	114,226	124,640	993

DEFERRED TAX LIABILITIES—Noncurrent (Note 8)	3,109	188,413	1,501

Total liabilities	23,161,533	33,036,956	263,159

MINORITY INTEREST	838,071	676,096	5,386

COMMITMENTS AND CONTINGENCIES (Notes 4 and 6)

SHAREHOLDERS’ EQUITY (Notes 10 and 11):

Common stock, ¥50,000 par value— authorized, 75,520 shares; issued and outstanding, 22,480 shares	7,082,336	7,082,336	56,415

Additional paid-in capital	12,028,557	17,068,353	135,959

Accumulated deficit	(6,062,112)	(10,762,334)	(85,728)

Accumulated other comprehensive income	1,952,359	3,539,395	28,193

Total shareholders’ equity	15,001,140	16,927,750	134,839

TOTAL	¥39,000,744	¥50,640,802	$403,384

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Operations
Three Years in the Period Ended March 31, 2001

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)

	1999	2000	2001	2001

REVENUES (Note 4):

Connectivity and value-added services:

Dedicated access	¥7,797,457	¥9,998,533	¥12,779,284	$101,794,284

Dial-up access	4,101,291	4,496,159	4,422,884	35,231

Value-added:

Internet Data Center	160,991	346,805	1,236,524	9,850

Other	335,182	537,660	898,996	7,161

Other	109,709	407,912	591,819	4,714

Total	12,504,630	15,787,069	19,929,507	158,750

Systems integration	1,178,961	7,640,360	10,555,675	84,082

Equipment sales	1,085,259	1,874,503	1,390,407	11,076

Total revenues	14,768,850	25,301,932	31,875,589	253,908

COST AND EXPENSES:

Cost of connectivity and value-added services (Notes 4 and 6)	11,178,332	15,090,991	18,983,305	151,213

Cost of systems integration	950,198	6,272,322	9,117,410	72,626

Cost of equipment sales	1,073,845	1,806,974	1,288,530	10,264

Total cost	13,202,375	23,170,287	29,389,245	234,103

Sales and marketing (Note 13)	1,569,731	2,603,462	3,251,900	25,903

General and administrative	1,065,119	1,234,189	1,617,984	12,888

Research and development	242,575	363,546	286,850	2,285

Total cost and expenses	16,079,800	27,371,484	34,545,979	275,179

OPERATING LOSS	(1,310,950)	(2,069,552)	(2,670,390)	(21,271)

OTHER INCOME (EXPENSES):

Interest income	4,035	362,485	454,527	3,620

Interest expense	(218,583)	(277,274)	(643,266)	(5,124)

Foreign exchange gains (losses)	777	(1,127,921)	1,132,083	9,017

Other—net (Note 2)	14,572	297,591	(44,024)	(350)

Other income (expenses)—net	(199,199)	(745,119)	899,320	7,163

LOSS FROM CONSOLIDATED OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT)	(1,510,149)	(2,814,671)	(1,771,070)	(14,108)

INCOME TAX EXPENSE (BENEFIT) (Note 8)	15,320	(1,280,123)	(925,678)	(7,374)

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	122,866	(70,484)	159,850	1,273

EQUITY IN NET LOSS OF AFFILIATED COMPANIES (Note 4)	(26,089)	(3,179,469)	(4,014,680)	(31,979)

NET LOSS	¥(1,428,692)	¥(4,784,501)	¥(4,700,222)	$(37,440)

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Operations
Three Years in the Period Ended March 31, 2001

				U.S. Dollars
	Yen			(Note 1)

	1999	2000	2001	2001

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	18,868	21,190	22,480

BASIC AND DILUTED NET LOSS PER COMMON SHARE	¥(75,720)	¥(225,791)	¥(209,085)	$(1,665)

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
Three Years in the Period Ended March 31, 2001

		Thousands of Yen

	Shares of
	Common
	Stock				Accumulated
	Outstanding			Retained	Other
	(including		Additional	Earnings	Comprehensive
	treasury	Common	Paid-in	(Accumulated	Income	Treasury
	stock)	Stock	Capital	Deficit)	(Note 11)	Stock	Total

BALANCE, April 1, 1998	18,880	¥1,100,000	¥619,118	¥151,081	¥7,668	¥(9,799)	¥1,868,068

Net loss				(1,428,692)			(1,428,692)

Other comprehensive income, net of tax					2,972		2,972

Total comprehensive loss							(1,425,720)

Sale of treasury stock			32,788			9,799	42,587

BALANCE, MARCH 31, 1999	18,880	1,100,000	651,906	(1,277,611)	10,640	Nil	484,935

Net loss				(4,784,501)			(4,784,501)

Other comprehensive income, net of tax					1,941,719		1,941,719

Total comprehensive loss							(2,842,782)

Initial public offering, net of stock issue cost	3,600	5,982,336	11,376,651				17,358,987

BALANCE, MARCH 31, 2000	22,480	7,082,336	12,028,557	(6,062,112)	1,952,359	Nil	15,001,140

Net loss				(4,700,222)			(4,700,222)

Other comprehensive income, net of tax					1,587,036		1,587,036

Total comprehensive loss							(3,113,186)

Effect of IPO by Crosswave, an affiliated company (Note 4)			5,039,796				5,039,796

BALANCE, MARCH 31, 2001	22,480	¥7,082,336	¥17,068,353	¥(10,762,334)	¥3,539,395	Nil	¥16,927,750

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
Three Years in the Period Ended March 31, 2001

	Thousands of U.S. Dollars (Note 1)

				Accumulated
				Other
		Additional		Comprehensive
	Common	Paid-in	(Accumulated	Income	Treasury
	Stock	Capital	Deficit)	(Note 11)	Stock	Total

BALANCE, MARCH 31, 2000	$56,415	$95,814	$(48,288)	$15,552	Nil	$119,493

Net loss			(37,440)			(37,440)

Other comprehensive income, net of tax				12,641		12,641

Total comprehensive income						(24,799)

Effect of IPO by Crosswave, an affiliated company (Note 4)		40,145				40,145

BALANCE, MARCH 31, 2001	$56,415	$135,959	$(85,728)	$28,193	Nil	$134,839

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2001

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)

	1999	2000	2001	2001

OPERATING ACTIVITIES:

Net loss	¥(1,428,692)	¥(4,784,501)	¥(4,700,222)	$(37,440)

Adjustments to reconcile net loss to net cash

provided by operating activities:

Depreciation and amortization	1,421,693	2,032,498	2,697,703	21,489

Provision for retirement and pension costs, less payments	32,452	31,957	10,414	83

Provision for doubtful accounts	569	80,088	82,526	657

Loss on disposal of property and equipment	1,574	9,249	23,614	188

Loss (gain) on short-term and other investments	2,975	(204,565)	183,460	1,461

Foreign exchange losses (gains)	(777)	1,127,921	(1,132,083)	(9,017)

Equity in net loss of affiliated companies	26,091	3,179,469	4,014,680	31,979

Minority interest in net loss (income) of consolidated subsidiaries	(122,866)	70,484	(159,850)	(1,273)

Deferred income taxes	3,732	(1,420,965)	(965,418)	(7,690)

Others			45,114	359

Changes in operating assets and liabilities:

Increase in accounts receivable	(824,870)	(1,594,053)	(999,291)	(7,960)

Decrease (increase) in inventories, prepaid expenses and other current assets	(50,488)	(767,851)	551,753	4,395

Increase in accounts payable	1,299,001	2,328,625	650,495	5,181

Decrease in income taxes payable (increase in refundable income taxes)	97,163	134,406	(109,809)	(874)

Increase (decrease) in accrued expenses and other current liabilities	(57,487)	975,803	(463,672)	(3,693)

Net cash provided by (used in) operating activities	400,070	1,198,565	(270,586)	(2,155)

INVESTING ACTIVITIES:

Purchases of property and equipment	(759,750)	(1,156,011)	(1,367,073)	(10,889)

Investments in newly controlled companies, net of cash acquired		292,710

Investments in and advances to affiliated companies	(2,560,000)	(5,440,000)	(7,552,117)	(60,157)

Purchases of short-term and other investments	(186,473)	(7,647,120)	(23,487,334)	(187,090)

Proceeds from sale and redemption of short-term and other investments	59,260	6,434,223	23,053,058	183,631

Payments of guarantee deposits	(83,596)	(86,670)	(171,793)	(1,368)

Refund of guarantee deposits	1,972	11,055	36,739	292

Refund of insurance policies	95,802	540,171

Payment for refundable insurance policies	(230,878)	(5,718)	(11,442)	(91)

Other	(31,345)	(77,814)	(44,252)	(353)

Net cash used in investing activities	(3,695,008)	(7,135,174)	(9,544,214)	(76,025)

FORWARD	¥(3,294,938)	¥(5,936,609)	¥(9,814,800)	$(78,180)

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2001

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)

	1999	2000	2001	2001

FORWARD	¥(3,294,938)	¥(5,936,609)	¥(9,814,800)	$(78,180)

FINANCING ACTIVITIES:

Proceeds from issuance of long-term borrowings and convertible notes	100,000	200,000	17,102,639	136,232

Repayments of long-term borrowings	(64,000)	(572,000)	(690,000)	(5,496)

Principal payments under capital leases	(1,260,813)	(1,674,011)	(1,914,472)	(15,250)

Net increase (decrease) in short-term borrowings	4,238,717	6,878,906	(8,070,376)	(64,285)

Proceeds from issuance of common stock		17,358,987

Proceeds from sale of treasury stock	40,000

Proceeds from issuance of subsidiary stock	132,100

Net cash provided by financing activities	3,186,004	22,191,882	6,427,791	51,201

EFFECT OF EXCHANGE RATE CHANGES ON CASH	12,451	(1,158,322)	799,277	6,367

NET INCREASE (DECREASE) IN CASH	(96,483)	15,096,951	(2,587,732)	(20,612)

CASH, BEGINNING OF YEAR	1,157,971	1,061,488	16,158,439	128,711

CASH, END OF YEAR	¥1,061,488	¥16,158,439	¥13,570,707	$108,099

ADDITIONAL CASH FLOW INFORMATION:

Interest paid	¥225,571	¥290,682	¥526,850	$4,197

Income taxes paid (refunded)	(97,702)	7,090	141,597	1,128

NONCASH INVESTING AND FINANCING ACTIVITIES:

Acquisition of assets by entering into capital leases	1,169,150	2,308,864	2,595,626	20,676

Exchange of common stock investment:

Market value of common shares acquired		234,298

Cost of investment		77,682

Investments in newly controlled companies:

Assets acquired		1,495,163

Cash acquired, net of cash paid		292,710

Liabilities assumed		1,787,873

Effect of IPO by Crosswave, an affiliated company, on additional paid-in capital			5,039,796	40,145

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Internet Initiative Japan Inc. (“IIJ”, a Japanese corporation ) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan. IIJ and subsidiaries (collectively, the “Company”) provide Internet access services throughout Japan and into the United States of America and into the rest of Asia through a direct connection to the A-Bone, an Internet backbone connecting the countries in the Asian-Pacific region. The Company also provides Internet systems design and integration services representing principally sales of Internet network systems and equipment and miscellaneous Internet access-related services.

     The Company manages its business and measures results based on a single Internet-related services industry segment, including systems integration revenues. Substantially all revenues are from customers operating in Japan.

     Certain reclassifications have been made to conform with the current year presentation.

     Translation into U.S. Dollars—IIJ maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the approximate exchange rate at March 30, 2001 of ¥125.54 = $1 solely for convenience. The translation should not be construed as a representation that the yen amounts have been, could have been or could in the future be converted into U.S. dollars.

     Consolidation—The consolidated financial statements include the accounts of IIJ and four of its subsidiaries, Net Care, Inc. (“Net Care”), IIJ Technology Inc. (“Technology”), IIJ Media Communications Inc. (“MC”) and IIJ America, Inc. (“IIJ America”). IIJ obtained controlling equity interest over MC and Technology by additional investments in May and June 1999, respectively. The Company’s investments had been previously accounted for by the equity method. Significant intercompany transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method.

     The excess of cost of the Company’s investments in subsidiaries and affiliated companies over their equity in the net assets at dates of acquisition is being amortized over a five year period (see new accounting standards).

     Certain Significant Risks and Uncertainties—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments, accounts receivable and guarantee deposits. The Company’s management believes that the risks associated with accounts receivable are mitigated by the large number of customers comprising its customer base.

     The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, result of operations or cash flows: advances and trends in new technologies and industry standard; competitive pressures in the form of new products or price reductions on current products; change in product mix in changes in the overall demand for products offered by the Company; changes in certain strategic relationship or customer relationship, litigation or claims against the Company based on intellectual property, product, regulatory or other factors; risk associated with change in domestic and international economic and/or political conditions or regulations; fluctuations in foreign currency exchange rates; availability of necessary components; and the Company’s ability to attract and retain employees necessary to support its growth.

     Sources of Supplies—The Company relies on telecommunications carriers to provide long-distance lines for backbone and local connections to customers, including Crosswave Communications Inc. (“Crosswave”), an affiliated company, and third-party suppliers for the use of hardware components such as routers and servers.

     The Company believes that its use of multiple carriers, suppliers and alternative facilities significantly mitigate concentrations of credit risk. However, any disruption of telecommunication services or the inability of suppliers to deliver hardware components on a timely basis or to develop alternative sources of components could have an adverse effect on operating results.

     Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of valuation allowances for deferred tax assets, allowance for doubtful accounts and estimated lives of fixed assets. Actual results could differ from those estimates.

     Revenue Recognition—Revenues from customer connectivity services consist principally of dedicated Internet access services and dial-up Internet access services. Dedicated Internet access services represent full-line IP services and standard-level IP services (T1 Standard and IIJ Economy). Dial-up Internet access services are provided to both enterprises and individuals (IIJ4U). The term of these contracts is for one- or three-year periods for dedicated Internet access services and generally one month for dial-up Internet access services. All these services are billed and recognized monthly on a straight-line basis.

     Value-added service revenues consist principally of sales of miscellaneous Internet access related services such as firewalls and co-location services. Value-added services also include monthly fees from data center services which began during the fiscal year ended March 31, 2001 and include connectivity, housing, monitoring and security services. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

     Systems integration revenues consist principally of the development of Internet network systems or design and related maintenance, monitoring and other operating services. The period for the development of the systems or designs is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer.

     Other revenues are principally sales of equipment in which the Company acts as principal in the transaction, takes title to the equipment and has risks and rewards of ownership and include sales of network systems to Crosswave for the years ended March 31, 1999, 2000 and 2001.

     Staff Accounting Bulletin (“SAB”) 101, “Revenue Recognition in Financial Statements,” identifies the following four essential criteria that must be met before revenues can be recognized:

     (1)  Persuasive evidence of an arrangement exists,

     (2)  Delivery has occurred or services have been rendered,

     (3)  The fee for the arrangement is fixed or determinable and,

     (4)  Collectibility is reasonably assured.

     In accordance with SAB 101, the Company, effective April 1, 2000, adopted an accounting policy in which initial set up fees received in connection with connectivity services and value-added services are deferred and recognized over the contract period or estimable average period of service to customers. The adoption of SAB 101 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

     Short-term and Other Investments—In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” except for certain held-to-maturity debt securities, all marketable equity securities are classified as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of securities sold is determined based on average cost.

     Inventories—Inventories consist mainly of network equipment purchased for development of network systems and are carried at the average cost, which approximates market values.

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

     Long-lived Assets—Long-lived assets consist principally of property and equipment, including those items leased under capital leases. The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment loss for long-lived assets for the three years in the period ended March 31, 2001.

     Income Taxes—The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforward. Valuation allowances are provided against assets that are not likely to be realized.

     Retirement and Pension Plan—Pension costs have been determined in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions.”

     Stock-Based Compensation—The Company has elected to follow the accounting provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and the Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25” for stock-based compensation.

     Foreign Currency Transactions—Foreign currency assets and liabilities, which consist substantially of cash and short-term investments denominated in U.S. dollars and accounts payable for the payment of connectivity leases in U.S. dollars to international carriers, are stated at the amount as computed by using year-end exchange rates and the resulting transaction gain or loss is recognized in earnings. Gain or losses on foreign exchange forward contracts and on foreign currency denominated cash and short-term investments which are designated to hedge identifiable commitments (see Note 12) are deferred and included in the measurement of the related transactions.

     Advertising—Advertising costs are expensed as incurred.

     Basic and Diluted Net Loss per Share—Basic and diluted net loss per share are computed using the weighted average number of shares of common stock outstanding during the year. There were no significant dilutive securities during the years presented.

     Other Comprehensive Income (Loss)—Other comprehensive income (loss) consists of translation adjustment resulting from the translation of financial statements of a foreign subsidiary and unrealized gains or losses on available-for-sale securities.

     New Accounting Standards—In June 1998, FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138. These statements establish accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or losses or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The adoption of SFAS No. 133, as amended by SFAS No. 138, effective April 1, 2001, did not have a significant impact on the Company’s consolidated financial statements.

     In July 2001, FASB issued SFAS No.141, “Business Combinations,” and SFAS No.142, “Goodwill and Other Intangible Assets.” These statements establish accounting and reporting standards for business combinations and the treatment of goodwill and other intangible assets. SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting and requires tangible, intangible and goodwill assets to be separately identified and recorded. This statement shall apply to all business combinations initiated or completed after June 30, 2001. SFAS No. 142 no longer allows goodwill to be amortized but requires goodwill to be tested for impairment at least annually. Goodwill should be tested for impairment by comparing the implied fair value of goodwill, as determined by similar methods as in a business combination, to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. This statement will be effective for fiscal years beginning after December 15, 2001, with early adoption allowed. Goodwill and intangible assets acquired after June 30, 2001 should not be amortized.

     Upon adoption of SFAS No. 142 effective April 1, 2002, goodwill of ¥1,712,270 thousand ($13,639 thousand) as of March 31, 2001 which consist substantially of equity method goodwill and is being amortized over a five year period, will no longer be amortized, but will be subject to an annual impairment test. Until this standard is adopted, such goodwill will continue to be amortized.

2. SHORT-TERM AND OTHER INVESTMENTS

     Pursuant to SFAS No. 115, all of the Company’s marketable equity securities and debt securities, principally marketable shares of common stock of Japanese enterprises, were classified as available-for-sale securities. Information regarding each category of the securities classified as available-for-sale at March 31, 2000 and 2001, is as follows:

	Thousands of Yen

		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

March 31, 2000
Available-for-sale—Equity securities	¥325,285	¥3,314,954	¥7,951	¥3,632,288

March 31, 2001
Available-for-sale—Equity securities	¥655,749	¥6,093,732	¥48,538	¥6,700,943

	Thousands of U.S. Dollars

		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

March 31, 2001
Available-for-sale—Equity securities	$5,223	$48,540	$386	$53,377

     Other investments include non-marketable equity and debt securities amounting to ¥1,054,701 thousand and ¥1,754,897 thousand ($13,979 thousand) at March 31, 2000 and 2001, respectively.

     For the year ended March 31, 2001, losses on write-down of investments in equity securities, included in other income (expenses), were recognized to reflect the decline in value considered to be other than temporary totaling ¥398,226 thousand ($3,172 thousand).

     Gain on exchange of securities of ¥156,616 thousand, included in other income (expenses), for the year ended March 31, 2000, represented a non-monetary gain upon the exchange of non-marketable securities for marketable common shares in a merger transaction.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

     An analysis of allowance for doubtful accounts for the years ended March 31, 1999, 2000 and 2001, is as follows:

	Thousands of Yen

	Balance at		Provision for
	Beginning of	Credits	Doubtful	Balance at
	Year	Charged Off	Accounts	End of Year

Year ended March 31, 1999	¥13,397		¥569	¥13,966

Year ended March 31, 2000	¥13,966	¥20,789	¥80,088	¥73,265

Year ended March 31, 2001	¥73,265	¥32,046	¥82,526	¥123,745

Thousands of U.S. Dollars

	Balance at		Provision for
	Beginning of	Credits	Doubtful	Balance at
	Year	Charged Off	Accounts	End of Year

Year ended March 31, 2001	$584	$255	$657	$986

4. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

     IIJ utilizes various business units in Japan and neighboring countries to form and operate its Internet business. Businesses operated by the non-consolidated investees include dedicated high-speed, data communication services (Crosswave), connectivity services in Asian countries (Asia Internet Holding Co., Ltd., “AIH”), multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., “Multifeed”), Web page design services (atom Co., Ltd.), data center services in Asian countries (AyalaPort Makati Inc., “Ayala”, and iHeart Inc.) and network construction, consulting, design and maintenance services (Net Chart Japan Corporation).

     IIJ’s ownership percentages range from 21 to 50 percent. As the Company has significant influence over the investees’ business planning and execution, such investments are accounted for by the equity method.

     Transactions between the Company and the affiliates include IIJ’s sale of network systems to Crosswave in the amount of ¥1,080,083 thousand, ¥1,373,577 thousand and ¥315,925 thousand ($2,517 thousand) for the years ended March 31, 1999, 2000 and 2001, respectively, of which cost of purchased equipment sold amounted to ¥1,069,282 thousand, ¥1,358,000 thousand and ¥305,039 thousand ($2,430 thousand), respectively. In addition, there are other transactions with affiliated companies for cost of dedicated high-speed, data communication services by Crosswave, cost of subcontracting services by Technology (prior to becoming a majority-owned consolidated subsidiary) and Internet access cost and revenues with AIH.

     The aggregate amounts of balances and transactions of the Company with these affiliated companies as of March 31, 2000 and 2001 and for each of the three years in the period ended March 31, 2001, were summarized as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

Accounts receivable		¥313,824	¥267,957	$2,134

Accounts payable		147,533	328,347	2,615

Guarantees		28,599	12,400	99

Revenues	¥1,470,196	2,649,717	2,001,092	15,940

Costs and expenses	1,056,804	772,633	2,443,710	19,466

     The Company’s investments in and advances to these affiliated companies and respective ownership percentage at March 31, 2000 and 2001, consisted of the following:

					Thousands of
	Thousands of Yen				U.S. Dollars

	2000		2001		2001

Crosswave	40.0%	¥4,826,948	37.9%	¥13,032,714	$103,813

AIH	20.6	234,860	20.6	282,086	2,247

Multifeed	28.3	153,564	28.3	182,338	1,452

Ayala			25.7	119,943	955

Other		86,236		278,573	2,220

Total		¥5,301,608		¥13,895,654	$110,687

     A summary of financial information of these affiliated companies as of March 31, 2000 and 2001 and for each of the three years in the period ended March 31, 2001, in the aggregate, is as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

Current assets	¥14,571,805	¥29,360,935	$233,877

Noncurrent assets	15,826,241	33,924,868	270,232

Total assets	30,398,046	63,285,803	504,109

Current liabilities	8,745,981	13,261,010	105,632

Noncurrent liabilities	8,137,617	16,983,584	135,284

Minority interests other than IIJ	8,370,478	20,923,956	166,672

Equity in net assets	¥5,143,970	¥12,117,253	$96,521

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

Revenues	¥4,483,963	¥4,100,780	¥7,319,490	$58,304

Cost and expenses	(4,415,874)	(11,837,556)	(17,693,390)	(140,938)

Operating income (loss)	68,089	(7,736,776)	(10,373,900)	(82,634)

Other income (expense)—net	(45,821)	(204,244)	138,932	1,106

Income (loss) from consolidated operations before income tax expense (benefit)	22,268	(7,941,020)	(10,234,968)	(81,528)

Income tax expense	87,147	41,219	176,294	1,404

Minority interests in consolidated subsidiaries	—	—	15,302	122

Net loss	¥(64,879)	¥(7,982,239)	¥(10,395,960)	$(82,810)

     The excess of carrying value of investments in affiliated companies over the companies’ equity in the underlying net assets at March 31, 2001 amounted to ¥1,684,772 thousand ($13,420 thousand) , primarily related to Crosswave amounting to ¥1,664,554 thousand ($13,259 thousand).

     IIJ’s major non-consolidated business unit is Crosswave, a Japanese stock corporation formed in October 1998 with ownership interests at March 31, 2000 held by IIJ (40 percent), Toyota Motor Corporation (“Toyota”) (30 percent) and Sony Corporation (“Sony”) (30 percent). On August 9, 2000, Crosswave completed an initial public offering of 17,392,000 American Depository Shares (“ADSs”), representing 86,960 shares of common stock at an initial offering price of $14.00 per ADS in the NASDAQ National Market in the United States of America. Concurrently, IIJ purchased 15,000 newly issued Crosswave common shares amounting to ¥4,565,400 thousand ($36,366 thousand) in the aggregate. Proceeds from these transactions to Crosswave amounted to ¥31,032,546 thousand ($247,192 thousand). The effect of the increase in equity in net assets of Crosswave resulting from such proceeds, net of IIJ’s additional investment, was accounted for as a capital transaction and credited directly to additional paid-in capital in the amount of ¥5,039,796 thousand ($40,145 thousand). On December 27, 2000, IIJ also purchased 3,000,000 ADSs, representing 15,000 shares of Crosswave from the market in the aggregate amount of ¥2,737,200 thousand ($21,803 thousand). As a result of these transactions, the ownership of IIJ, Sony, Toyota at March 31, 2001 was 37.85 percent, 23.9 percent and 23.9 percent, respectively.

     The carrying value of investment in Crosswave and corresponding quoted market value at March 31, 2001 were ¥13,032,714 thousand ($103,813 thousand) and ¥12,522,615 thousand ($99,750 thousand), respectively. Crosswave operates a nationwide fiber optic network for high-speed, large-capacity data communications.

     The major financial accounts of Crosswave as of March 31, 2000 and 2001 and for the period from its inception to March 31, 1999 and for the years ended March 31, 2000 and 2001, included in the above-summarized financial information, were as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

Current assets	¥12,647,004	¥25,936,811	$206,602

Noncurrent assets	15,444,477	33,265,631	264,980

Total assets	28,091,481	59,202,442	471,582

Current liabilities	8,039,698	12,189,498	97,096

Noncurrent liabilities	8,129,617	16,894,922	134,578

Minority interests other than IIJ	7,153,300	18,749,862	149,354

Equity in net assets	¥4,768,866	¥11,368,160	$90,554

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

Revenues		¥231,786	¥2,628,655	$20,939

Costs and expenses	¥82,007	7,891,703	13,592,033	108,269

Operating loss	82,007	7,659,917	10,963,378	87,330

Other expense (income)—net	1,089	189,377	(101,235)	(807)

Loss before minority interests and income taxes	83,096	7,849,294	10,862,143	86,523

Minority interests in consolidated subsidiaries	—	—	(15,302)	(122)

Income taxes	—	—	—	—

Net loss	¥83,096	¥7,849,294	¥10,846,841	$86,401

     Crosswave’s revenue from IIJ and its subsidiaries and affiliates accounted for 86.2% and 64.4% of its total revenue in the years ended March 31, 2000 and 2001, respectively.

     Crosswave is obligated under various capital leases and non-cancelable operating leases, which expire at various dates during the next nine years.

     At March 31, 2000 and 2001, the gross amount of equipment and related accumulated depreciation recorded under capital leases were as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

Capitalized leases, primarily data communications equipment	¥12,758,224	¥16,233,830	$129,312

Accumulated depreciation	(706,909)	(2,816,321)	(22,434)

Capitalized leases — net	¥12,051,315	¥13,417,509	$106,878

     Future minimum lease payments under capital leases as of March 31, 2001 are as follows:

		Thousands of
	Thousands of Yen	U.S. Dollars

Year ending March 31:

2002	¥2,424,809	$19,315

2003	2,424,602	19,313

2004	2,405,990	19,165

2005	2,368,262	18,865

2006	2,539,317	20,227

2007 and thereafter	449,567	3,581

Total minimum lease payments	12,612,547	100,466

Less amount representing interest (rates ranging from 1.90% to 5.14%)	(1,445,424)	(11,513)

Present value of net minimum payments	11,167,123	88,953

Less current portion	(1,935,208)	(15,415)

Noncurrent	¥9,231,915	$73,538

     On March 28, 2000, Crosswave entered into a contract with Global Crossing to purchase an indefeasible right of use (“IRU”) in units of dedicated capacity of an international data traffic connection on five optic fiber lines between Japan and the United States for the period from March 2000 through December 2023, for the total contract price of $25,000 thousand. Crosswave paid the initial contract fee of $6,250 thousand (25% of the total contract price) upon signing of the contract in March 2000 and the remaining contract fee of $18,750 thousand in March 2001. The contract is accounted for as a capital lease based on the criteria set forth in SFAS No. 13, and is recorded in property and equipment as a capitalized lease. It is being depreciated on a straight-line basis over the contract term. The contract requires Crosswave to pay an annual maintenance fee of $150,000 per minimum capacity unit for the five units, totaling $750,000.

     Crosswave is also obligated under a non-cancelable IRU contract with KDDI accounted for as an operating lease. As of March 31, 2001, future minimum lease payments for the fixed portion of this operating lease contract and maintenance fees under the related non-cancelable maintenance service contract are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

Year Ending	Lease (Fixed		Lease (Fixed
March 31	Portion)	Maintenance	Portion)	Maintenance

2002	¥2,000,000	¥2,000,000	$15,931	$15,931

2003	4,000,000	2,500,000	31,862	19,914

2004	4,000,000	2,500,000	31,862	19,914

2005	4,000,000	2,500,000	31,862	19,914

2006	4,000,000	2,500,000	31,862	19,914

2007 and thereafter	12,000,000	7,500,000	95,588	59,742

Total minimum payments	¥30,000,000	¥19,500,000	$238,967	$155,329

     In addition to the total minimum payments for the fixed portion presented above, there are projected variable payments as set forth in the contract of ¥1,200,000 thousand ($9,559 thousand), ¥1,800,000 thousand ($14,338 thousand), ¥2,500,000 thousand ($19,914 thousand), ¥3,000,000 thousand ($23,897 thousand), ¥3,500,000 thousand ($27,880 thousand) and ¥13,500,000 thousand ($107,535 thousand) for the years ending March 31, 2002, 2003, 2004, 2005, 2006 and 2007 and thereafter. The actual variable payments made to date are less than the projected amounts in the contract by approximately ¥390 million and ¥711 million ($5,660 thousand) in the years ended March 31, 2000 and 2001, respectively, which may result in adjustment to the rates to be paid in later years.

     For the network construction, Crosswave has placed firm orders to purchase related materials and equipment amounting to approximately ¥2.4 billion ($19.1 million) as of March 31, 2001.

5. PROPERTY AND EQUIPMENT

     Property and equipment as of March 31, 2000 and 2001, consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

Data communications equipment	¥313,072	¥248,722	$1,981

Office and other equipment	196,864	395,666	3,152

Leasehold improvements	186,034	406,531	3,238

Purchased software	2,027,763	3,024,528	24,092

Capitalized leases, primarily data communications equipment	7,271,473	7,458,936	59,415

Total	9,995,206	11,534,383	91,878

Less accumulated depreciation and amortization	(4,452,343)	(4,606,808)	(36,696)

Property and equipment—net	¥5,542,863	¥6,927,575	$55,182

     The useful lives for depreciation and amortization by major asset classes are as follows:

Range of
Useful Lives

Data communications, office and other equipment	2 to 15 years

Leasehold improvements	3 to 15 years

Purchased software	5 years

Capitalized leases	4 to 7 years

6. LEASES AND COMMITMENTS

     Operating Leases—The Company has operating lease agreements with telecommunications carriers and others, including Crosswave, for the use of connectivity lines, including local access lines that customers use to connect to IIJ’s network. The leases for domestic backbone are generally either non-cancelable for a minimum one-year lease period or cancelable during a lease period principally of six years, with a significant penalty for cancellation (either 25 percent or 35 percent). The lease for domestic backbone with Crosswave is for a one-year period and non-cancelable. The leases for international backbone available as of March 31, 2001 are entered into with carriers for lease periods ranging from one to five years and are substantially non-cancelable. The Company also leases its office premises and certain office equipment under non-cancelable operating leases which expire on various dates through 2005 and also leases its network operation centers under non-cancelable operating leases.

     Lease expenses related to backbone lines for the years ended March 31, 1999, 2000 and 2001, amounted to ¥4,831,961 thousand, ¥7,192,864 thousand and ¥8,122,256 thousand ($64,699 thousand), respectively. Lease expenses for local access lines for the years ended March 31, 1999, 2000 and 2001, which are only attributable to dedicated access revenues, amounted to ¥1,884,472 thousand, ¥2,089,791 thousand and ¥3,142,392 thousand ($25,031 thousand), respectively. Other lease expenses for the years ended March 31, 1999, 2000 and 2001, amounted to ¥647,520 thousand, ¥1,288,271 thousand and ¥1,858,987 thousand ($14,808 thousand), respectively.

     Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥7,271,473 thousand and ¥ 3,709,427 thousand at March 31, 2000 and ¥7,458,936 thousand ($59,415 thousand) and ¥3,221,325 thousand ($25,660 thousand) at March 31, 2001, respectively.

     As of March 31, 2001, future lease payments under non-cancelable operating leases, including the aforementioned cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:

	Thousands of Yen			Thousands of U.S. Dollars

	Connectivity			Connectivity
	Lines	Other		Lines	Other
	Operating	Operating	Capital	Operating	Operating	Capital
	Leases	Leases	Leases	Leases	Leases	Leases

Year ending March 31:

2002	¥2,854,614	¥1,015,728	¥1,764,586	$22,739	$8,091	$14,056

2003	1,038,501	727,120	1,421,543	8,272	5,792	11,323

2004	310,919	44,829	1,002,623	2,477	357	7,986

2005	132,895	18,530	307,557	1,059	148	2,450

2006	126,709	18,530	34,968	1,009	148	279

2007 and thereafter	67,725	160,595	14,049	539	1,279	112

Total minimum lease payments	¥4,531,363	¥1,985,332	4,545,326	$36,095	$15,815	36,206

Less amounts representing interest			(221,748)			(1,767)

Present value of net minimum capital lease payments			4,323,578			34,439

Less current portion			(1,644,354)			(13,098)

Noncurrent			¥2,679,224			$21,341

     Commitments—The Company has contracted for connectivity lines with Crosswave as of March 31, 2001 that, in aggregate, provide for monthly payments of ¥167,606 thousand ($1,335 thousand).

     The fair value of equipment under purchase commitments with respect to capital lease arrangements and purchase commitments for network system equipment outstanding at March 31, 2001, amounted to ¥404,929 thousand ($3,225 thousand) and ¥3,611,158 thousand ($28,765 thousand), respectively.

7. BORROWINGS AND CONVERTIBLE NOTES

     Short-term borrowings at March 31, 2000 and 2001, consisted of unsecured notes payable to banks of ¥450,000 thousand and ¥50,000 thousand ($398 thousand) and bank overdrafts of ¥13,240,376 thousand and ¥5,570,000 thousand ($44,369 thousand), respectively. Stated annual interest rates on the short-term borrowings ranged from 0.76 to 1.50 percent and from 1.375 to 1.50 percent at March 31, 2000 and 2001, respectively, and their weighted average rates at March 31, 2000 and 2001 were 1.34 percent and 1.40 percent, respectively.

     Long-term borrowings as of March 31, 2000 and 2001, consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

Unsecured long-term loans payable to banks, maturing serially through 2002 – 2004, annual interest 1.25 to 1.95 percent (see Note 12)	¥890,000	¥2,800,000	$22,304

Less current portion	(690,000)	—	—

Long-term borrowings, less current portion	¥200,000	¥2,800,000	$22,304

     The Company entered into an interest rate swap contract to manage its interest rate exposure resulting in a fixed interest rate. The effective interest rate for the long-term loan of ¥1,000,000 thousand ($7,966 thousand) outstanding at March 31, 2001 after giving effect to such swap agreement was 1.96 percent per annum.

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

     Annual maturities of long-term borrowings outstanding as of March 31, 2001, are as follows:

Year Ending		Thousands of
March 31	Thousands of Yen	U.S. Dollars

2002	—	—

2003	¥1,400,000	$11,152

2004	1,400,000	11,152

Total	¥2,800,000	$22,304

     The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2001, was ¥6,540,000 thousand ($52,095 thousand).

     The 1.75 percent unsecured yen convertible notes due March 2005 in the aggregate principal amount of ¥15,000,000 thousand ($119,484 thousand) were issued on April 11, 2000. The notes are subject to conversion at ¥24,000 thousand ($191 thousand) per share at any time on or after July 3, 2000 and on or before March 15, 2005.

8. INCOME TAXES

     Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 48 percent for the year ended March 31, 1999 and 42 percent for the years ended March 31, 2000 and 2001, respectively. Total income tax recognized for the years ended March 31, 1999, 2000 and 2001, are applicable to the following:

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

Loss from consolidated operations before income tax expense (benefit):

Current	¥11,588	¥140,842	¥39,740	$316

Deferred (benefit)	3,732	(1,420,965)	(965,418)	(7,690)

Other comprehensive income	1,520	1,389,143	1,150,014	9,161

Total income tax	¥16,840	¥109,020	¥224,336	$1,787

     Income taxes-deferred for the year ended March 31, 1999 included ¥93,844 thousand credit to deferred tax assets resulting from the enacted changes in the Japanese income tax rate on March 31, 1999. As a result, normal Japanese statutory rates were reduced by 6 percent to 42 percent.

     The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2000 and 2001, was as follows:

					Thousands of
	Thousands of Yen				U.S. Dollars

	2000		2001		2001

	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Unrealized gains on available-for-sale securities		¥1,388,941		¥2,530,398		$20,156

Capitalized leases	¥37,483		¥35,133		$280

Foreign currency adjustment		24,421

Accrued expenses	68,209		89,513		713

Retirement and pension cost	48,943		52,349		417

Gains on non-monetary exchange of securities		65,779

Stock issue cost	120,509		32,356		258

Operating loss carryforward	2,077,020		2,743,252		21,851

Other	32,482	14,483	86,514	1,242	689	10

Total	2,384,646	1,493,624	3,039,117	2,531,640	24,208	20,166

Valuation allowance	(894,131)		(693,114)		(5,521)

Total	¥1,490,515	¥1,493,624	¥2,346,003	¥2,531,640	$18,687	$20,166

     As of March 31, 2000 and 2001, the valuation allowance for deferred tax assets has been provided for in the accompanying financial statements because of uncertainty regarding recovery of such amounts. The net changes in the valuation allowance for deferred tax assets were an increase of ¥589,040 thousand for the year ended March 31, 1999, and decreases of ¥61,943 thousand and ¥201,017 thousand ($1,601 thousand) for the years ended March 31, 2000 and 2001, respectively, resulting from the income tax effect of unrealized gains on certain available-for-sale securities. As of March 31, 2001, IIJ, certain domestic subsidiaries and IIJ America, a U.S. subsidiary, had tax operating loss carryforwards of ¥5,029,199 thousand ($40,061 thousand), ¥578,612 thousand ($4,609 thousand) and $6,994 thousand, respectively. These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2006 in Japan and December 31, 2020 in the United States of America, respectively. Loss before income tax expense (benefit) and minority interest for the years ended March 31, 1999, 2000 and 2001, included a loss from the foreign subsidiary of ¥275,872 thousand, ¥342,620 thousand and ¥210,917 thousand ($1,680 thousand), respectively, and a valuation allowance for deferred tax assets giving rise to operating loss carryforwards and temporary differences of the subsidiary was fully provided in the periods.

     A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2001, is as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

Amount computed by using normal Japanese statutory tax rate	¥(724,872)	¥(1,168,857)	¥(734,893)	$(5,853)

Increase (decrease) in taxes resulting from:

Expenses not deductible for tax purposes	16,607	(56,765)	(33,725)	(269)

Increase (decrease) in valuation allowance	608,764	(52,187)	(186,905)	(1,489)

Effect of effective income tax rate changes	93,844

Realization of tax benefits of operating loss carryforwards of subsidiaries		(4,367)	(1,821)	(15)

Minimum income tax	9,549	12,464	15,233	121

Other—net	11,428	(10,411)	16,433	131

Income tax expense (benefit) as reported	¥15,320	¥(1,280,123)	¥(925,678)	$(7,374)

9. RETIREMENT AND PENSION PLANS

     IIJ and certain subsidiaries have unfunded retirement benefits and noncontributory defined benefit pension plans which together cover substantially all of their employees who are not directors and also participate in a contributory multi-employer pension plan, the Japan Computer Information Service Employee’s Pension Fund (the “Multi-Employer Plan”), covering substantially all of their employees.

     Approximately 70 percent of the employees’ benefits from IIJ’s severance indemnity plan was transferred in May 1997 to its newly established noncontributory defined benefit pension plan. The following information regarding net periodic pension cost and accrued pension cost also includes the 30 percent of severance benefits not transferred to the noncontributory plan. Under the severance and pension plans, all of IIJ’s employees are entitled, upon voluntary retirement with 15 years or more service, or upon mandatory retirement at age 60, to a 10-year period of annuity payments (or lump-sum severance indemnities) based on the rate of pay at the time of retirement, length of service and certain other factors. IIJ’s employees who do not meet these conditions are entitled to lump-sum severance indemnities.

     As stipulated by the Japanese Welfare Pension Insurance Law, the Multi-Employer Plan is composed of a substitutional portion of Japanese Pension Insurance and a multi-employers’ portion of a contributory defined benefit pension plan. The benefits for the substitutional portion are based on a standard remuneration schedule under the Welfare Pension Insurance Law and the length of participation. The multi-employers’ portion of the benefits is based on the employees’ length of service. However, assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer, including IIJ. The net pension cost under the Multi-Employer Plan is recognized when contributions become due.

     Net periodic pension cost for the years ended March 31, 1999, 2000 and 2001, included the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

Service cost	¥71,407	¥87,225	¥109,473	$872

Interest cost	3,510	5,371	7,772	62

Expected return on plan assets	(220)	(1,064)	(4,877)	(39)

Amortization of transition obligation	402	402	402	3

Recognized net actuarial loss	2,608	1,607	1,589	13

Net periodic pension cost	¥77,707	¥93,541	¥114,359	$911

     The funded status as of March 31, 2000 and 2001, is as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

Change in benefit obligation:

Benefit obligation at beginning of year	¥209,349	¥313,873	$2,500

Service cost	87,225	109,473	872

Interest cost	5,371	7,772	62

Actuarial (gain) loss	6,653	(71,520)	(570)

Newly controlled subsidiary	14,131

Benefit paid	(8,856)	(8,927)	(71)

Benefit obligation at end of year	¥313,873	¥350,671	$2,793

Change in plan assets:

Fair value of plan assets at beginning of year	¥67,177	¥130,059	$1,036

Actual return on plan assets	4,596	(8,237)	(66)

Newly controlled subsidiary	4,856

Employer contribution	59,395	101,263	806

Benefits paid	(5,965)	(6,245)	(49)

Fair value of plan assets at end of year	130,059	216,840	1,727

Funded status	(183,814)	(133,831)	(1,066)

Unrecognized actuarial loss	63,160	3,165	25

Unrecognized transition obligation	6,428	6,026	48

Accrued pension cost	¥(114,226)	¥(124,640)	$(993)

Actuarial assumptions as of March 31:

Discount rate	2.5%	2.0%

Expected long-term rate of return on plan assets	3.0	2.5

Rate of compensation increase	3.5	3.0

     IIJ’s funding policies with respect to the noncontributory plan are generally to contribute amounts considered tax deductible under applicable income tax regulations. Plan assets, including pension trust funds managed by a certain trust bank and a life insurance company, consist of Japanese Government bonds, other debt securities and marketable equity securities. Plan assets managed by the insurance company are included in pooled investment portfolios.

     The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 14 years and 21 years, respectively.

     Contributions due and paid during the years ended March 31, 1999, 2000 and 2001, under the Multi-Employer Plan, including its substitutional portion, amounted to ¥91,699 thousand, ¥121,818 thousand and ¥178,053 thousand ($1,418 thousand).

     Under the Japanese Commercial Code (the “Code”), retirement benefits for directors and statutory auditors are approved by the shareholders. The amount of benefits to retiring directors and corporate auditors of IIJ are also determined by the shareholders. Other than an estimated accrued benefit at March 31, 2001 to a retiring director of ¥35,770 thousand ($285 thousand), there were no benefits determined or paid to retired directors or statutory auditors for each of the three years in the period ended March 31, 2001.

10. SHAREHOLDERS’ EQUITY

     The Code requires IIJ to appropriate as a legal reserve portions of retained earnings in amounts equal to at least 10 percent of cash payments, including dividends and officer’s bonuses, in each financial period, until the reserve equals 25 percent of the stated capital. The retained earnings so appropriated may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to capital stock by resolution of the Board of Directors.

     Under the Code, at least 50 percent of the issue price of new shares, with a minimum of the par value thereof, is required to be designated as stated capital. The portion which is to be designated as stated capital is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as stated capital, as reduced by stock issue expenses less the applicable tax benefit, are credited to additional paid-in capital. IIJ may transfer portions of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. IIJ may also transfer portions of retained earnings, available for dividends, to the stated capital by resolution of the shareholders.

     Under the Code, IIJ may issue new common shares to the existing shareholders without consideration by resolution of the Board of Directors as a stock split to the extent that the aggregated par value of the shares outstanding after the issuance does not exceed the stated capital. However, the amount calculated by dividing the total amount of shareholders’ equity by the number of outstanding shares after the issuance shall not be less than ¥50,000.

     In August 1999, IIJ completed an initial public offering of 7,160,000 ADSs representing 3,580 shares of common stock at an initial offering price of $23.00 per ADS in the NASDAQ National Market in the United States of America. The net proceeds to IIJ from the initial public offering, after deducting applicable underwriting discounts and stock issue costs, was ¥17,358,987 thousand. Stock issue costs amounting to ¥1,751,253 thousand were deducted from additional paid-in capital.

     Stock Option Plans—In March 2000, Technology issued bonds with 2,000 detachable warrants in the amount of ¥600,000 thousand. The bonds were repurchased in April 2000 and warrants to purchase the subsidiary’s 775 common shares at an exercise price of ¥300,000 per share based on fair market value were immediately distributed to certain officers and employees of the Company and the subsidiary, 13 persons in the aggregate and 1,000 warrants were purchased by the Company.

     In March 2000, IIJ adopted a stock option plan that provides for the granting of stock options to certain directors and employees. In May 2000, IIJ granted 295 options to its directors and employees, 34 persons in the aggregate. The options vest 100 percent on April 8, 2002 and are exercisable for eight years from that date. The exercise price was determined to be ¥13,055,664 ($103,996) per common share or ¥6,528 per ADS which was greater than the market price on the day of grant. Accordingly, no compensation expense has been recognized in the consolidated statements of operations pursuant to APB No. 25.

     The fair value of IIJ’s options for the year ended March 31, 2001 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

Stock Options:

Expected life from vest date (in years)	4.0

Risk-free interest rate	1.39%

Volatility	148%

Dividend yield	—

     The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Based upon the above assumptions, the weighted average fair value of IIJ’s stock options granted during the year ended March 31, 2001 was ¥11,875 thousand ($95 thousand) per common share or ¥5,938 ($47) per ADS, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options’ vesting period. Had the Company’s stock options been accounted for under SFAS No. 123 “Accounting for Stock-Based Compensation,” pro forma net loss and net loss per common share and per ADS for the year ended March 31, 2001, including the effects of fair values associated with the granted stock options of Technology are as follows:

	Thousands of	Thousands of
	Yen	U.S. Dollars

Net loss:

As reported	¥4,799,220	$37,440

Pro forma	¥6,440,248	$51,300

	Yen	U.S. Dollars

Basic and diluted net loss per common share:

As reported	¥209,085	$1,665

Pro forma	¥286,488	$2,282

Basic and diluted net loss per ADS:

As reported	¥105	$0.84

Pro forma	¥143	$1.14

11. OTHER COMPREHENSIVE INCOME

     The change in each component of other comprehensive income (loss) for the years ended March 31, 1999, 2000 and 2001, is as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

Other comprehensive income (loss), before tax:

Foreign currency translation adjustments	¥1,325	¥23,701	¥(1,141)	$(9)

Net unrealized holding gain on securities, net of reclassification adjustment	3,167	3,307,161	2,738,191	21,811

Total	4,492	3,330,862	2,737,050	21,802

Income tax effect	(1,520)	(1,389,143)	(1,150,014)	(9,161)

Other comprehensive income, net of tax	¥2,972	¥1,941,719	¥1,587,036	$12,641

     Net unrealized holding gain on securities for the years ended March 31, 1999 and 2001, included reclassification adjustment for realized gain of ¥1,205 thousand and valuation loss of ¥245,424 thousand ($1,955 thousand), respectively. Accumulated other comprehensive income as of March 31, 2000 and 2001, consisted of translation adjustments in the amount of ¥34,323 thousand and ¥33,182 thousand ($264 thousand) and net unrealized holding gain on securities in the amount of ¥1,918,036 thousand and ¥3,506,213 thousand ($27,929 thousand), respectively.

12. FINANCIAL INSTRUMENTS

     Fair Value—In the normal course of business, the Company invests in financial assets and incurs financial liabilities. To estimate the fair value of those financial assets, liabilities and derivatives, the Company used quoted market prices to the extent that they were available. Where a quoted market price is not available, the Company estimates fair value using primarily the discounted cash flow method. For certain financial assets and liabilities which are expected to be collected and settled within one year, the Company assumed that the carrying amount approximates fair value due to their short maturities. The carrying amounts or notional amounts and fair value of financial instruments are summarized below:

					Thousands of
	Thousands of Yen				U.S. Dollars

	2000		2001		2001

			Carrying		Carrying
			Amount or		Amount or	Fair Value
	Carrying		Notional	Fair Value or	Notional	or Gain
	Amount	Fair Value	Amount	Gain (Loss)	Amount	(Loss)

Short-term and other investments for which it is:

Practicable to estimate fair value	¥4,015,489	¥4,015,489	¥6,700,943	¥6,700,943	$53,377	$53,377

Not practicable	1,054,701		1,754,897		13,979

Noncurrent refundable insurance policies (other assets)	10,045	10,045	21,488	21,488	171	171

Long-term borrowings and convertible notes, including current portion	890,000	892,774	17,800,000	14,570,363	141,788	116,062

Interest rate swap contracts			1,000,000	(25,594)	7,966	(204)

     Cash at March 31, 2000 and 2001, includes U.S. dollar denominated bank deposits of ¥11,552,088 thousand and ¥5,392,974 thousand ($42,958 thousand), respectively.

13. ADVERTISING EXPENSES

     Advertising expenses incurred during the years ended March 31, 1999, 2000 and 2001, consist principally of advertisement within magazines, journals and newspapers and amounted to ¥227,629 thousand, ¥731,071 thousand and ¥735,763 thousand ($5,861 thousand), respectively.

14. SUBSEQUENT EVENTS

     On June 27, 2001, shareholders of IIJ approved a stock option plan that provides for the granting of stock options to certain directors and employees. Under the plan, IIJ is authorized to grant options for 395 common shares at an exercise price obtained by multiplying the average of the daily closing dollar prices of ADS of IIJ in the NASDAQ National Market for the 30 consecutive trading days commencing 45 trading days before the date of the grant by 2,000 or a market price of the common share at the date of grant, multiplied by 1.05 and applicable exchange rate, whichever is greater. The options vest 100% on June 28, 2003 and are exercisable during the following eight years. On August 2, 2001, IIJ granted the 395 options to its directors and employees, 44 persons in the aggregate. The exercise price was determined to be ¥2,018,306 ($16,077) per common share or ¥1,009 ($8.04) per ADS.

* * * * * *

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Page

Financial Statements
Independent Auditor’s Report	F-2

Consolidated Balance Sheets as of March 31, 2000 and 2001	F-3

Consolidated Statements of Operations for the period from October 28, 1998 (date of inception) through March 31, 1999 and for the years ended March 31, 2000 and 2001	F-5

Consolidated Statements of Shareholders’ Equity for the period from October 28, 1998 (date of inception) through March 31, 1999 and for the years ended March 31, 2000 and 2001	F-6

Consolidated statements of Cash Flows for the period from October 28, 1998 (date of inception) through March 31, 1999 and for the years ended March 31, 2000 and 2001	F-7

Notes to Consolidated Financial Statements	F-9

Financial Statements Schedule
Schedule II —Valuation and Qualifying Accounts	F-26

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Crosswave Communications Inc.:

We have audited the accompanying consolidated balance sheets of Crosswave Communications Inc. and subsidiaries as of March 31, 2000 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for the period from October 28, 1998 (date of inception) through March 31, 1999, and for the years ended March 31, 2000 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crosswave Communications Inc. and subsidiaries as of March 31, 2000 and 2001, and the results of its operations and its cash flows for the period from October 28, 1998 through March 31, 1999, and for the years ended March 31, 2000 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the Index to Consolidated Financial Statements and Schedule is presented for the purpose of complying with the Securities and Exchange Commission’s rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material aspects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Our audit also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis set forth in Note 1.

Asahi & Co

Tokyo, Japan

May 31, 2001

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2000 and 2001

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

CURRENT ASSETS:

Cash and cash equivalents (Note 1)	¥12,239,362	¥24,039,851	$191,492

Accounts receivable, less allowance for doubtful accounts of ¥150 thousand and ¥1,848 thousand ($15 thousand) in 2000 and 2001 respectively (Note 4):	60,895	834,717	6,649

Refundable consumption tax and other current assets	346,747	1,062,243	8,461

Total current assets	12,647,004	25,936,811	206,602

PROPERTY AND EQUIPMENT, net (Notes 1, 2, 4 and 5):	15,005,373	31,368,009	249,864

DEPOSITS AND OTHER ASSETS, net of allowance for doubtful accounts of ¥160,574 thousand ($1,296 thousand) in 2001 (Note 2)	439,104	1,897,622	15,116

Total assets	¥28,091,481	¥59,202,442	$471,582

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS – (Continued)

March 31, 2000 and 2001

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

CURRENT LIABILITIES:

Current portion of capital lease obligations (Notes 1, 6 and 13)	¥3,324,883	¥1,935,208	$15,415

Current portion of long-term debt (Notes 7 and 13)	—	236,028	1,880

Accounts payable (Note 4)	1,905,927	4,599,700	36,639

Accrued expenses (Note 2)	2,803,665	5,386,713	42,908

Other current liabilities	5,223	31,849	254

Total current liabilities	8,039,698	12,189,498	97,096

CAPITAL LEASE OBLIGATIONS, less current portion (Notes 1, 6 and 13)	8,129,617	9,231,915	73,538

LONG-TERM DEBT, less current portion (Notes 7 and 13)	—	7,648,127	60,922

OTHER LIABILITIES (Notes 1 and 8)	—	14,880	119

Total liabilities	16,169,315	29,084,420	231,675

COMMITMENTS AND CONTINGENCIES (Notes 2, 6 and 14)

MINORITY INTEREST	—	84,540	673

SHAREHOLDERS’ EQUITY (Note 10):

Common stock of ¥50,000 par value; authorized 600,000 shares at March 31, 2000 and 2001; issued and outstanding 400,000 shares at March 31, 2000 and 501,960 shares at March 31, 2001	19,854,796	30,494,526	242,907

Additional paid-in capital	—	18,317,795	145,912

Accumulated deficit	(7,932,630)	(18,779,471)	(149,590)

Accumulated other comprehensive income (Note 12)	—	632	5

Total shareholders’ equity	11,922,166	30,033,482	239,234

Total liabilities and shareholders’ equity	¥28,091,481	¥59,202,442	$471,582

The accompanying notes to consolidated financial statements are an integral part of these statements.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the period from October 28, 1998 (date of inception) through March 31, 1999 and for the years ended March 31, 2000 and 2001

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

REVENUE (Notes 1 and 4)	¥—	¥231,786	¥2,628,655	$20,939

OPERATING COSTS AND EXPENSES (Note 4):

Cost of data communication services	—	6,098,725	9,513,127	75,778

Depreciation and amortization	405	841,648	2,306,980	18,376

Sales and marketing	—	431,019	632,983	5,042

General and administrative	82,097	520,311	1,138,943	9,073

	82,502	7,891,703	13,592,033	108,269

Operating loss	(82,502)	(7,659,917)	(10,963,378)	(87,330)

OTHER INCOME (EXPENSE):

Interest expense, net (Note 7)	(22)	(195,852)	(280,835)	(2,237)

Foreign exchange gain	—	10,121	553,001	4,405

Other, net (Note 2)	(812)	(3,646)	(170,931)	(1,361)

	(834)	(189,377)	101,235	807

Loss before minority interests and income taxes	(83,336)	(7,849,294)	(10,862,143)	(86,523)

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	—	—	15,302	122

INCOME TAXES (Notes 1 and 9)	—	—	—	—

Net loss	¥(83,336)	¥(7,849,294)	¥(10,846,841)	$(86,401)

	Japanese Yen			U.S. dollars

PER SHARE DATA:

Net loss per share	¥(8,569)	¥(46,643)	¥(23,308)	$(186)

Weighted average number of common shares outstanding	9,725	168,285	465,366	465,366

The accompanying notes to consolidated financial statements are an integral part of these statements.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the period from October 28, 1998 (date of inception) through March 31, 1999 and for the years ended March 31, 2000 and 2001

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

COMMON STOCK:

Balance, beginning of period	¥—	¥6,353,934	¥19,854,796	$158,155

Common stock issued 128,000 shares, 272,000 shares and 101,960 shares for the period ended March 31, 1999 and the years ended March 31, 2000 and 2001, respectively.	6,353,934	13,500,862	10,639,730	84,752

Balance, end of period	¥6,353,934	¥19,854,796	¥30,494,526	$242,907

ADDITIONAL PAID-IN CAPITAL

Balance, beginning of period	¥—	¥—	¥—	$—

Common stock issued 101,960 shares for the year ended March 31, 2001, net of stock offering expenses.	—	—	18,317,795	145,912

Balance, end of period	¥—	¥—	¥18,317,795	$145,912

ACCUMULATED DEFICITS:

Balance, beginning of period	¥—	¥(83,336)	¥(7,932,630)	$(63,189)

Net loss	(83,336)	(7,849,294)	(10,846,841)	(86,401)

Balance, end of period	¥(83,336)	¥(7,932,630)	¥(18,779,471)	$(149,590)

ACCUMULATED OTHER COMPREHENSIVE INCOME:

Balance, beginning of period	¥—	¥—	¥—	$—

Other comprehensive income, net of tax	—	—	632	5

Balance, end of period	¥—	¥—	¥632	$5

The accompanying notes to consolidated financial statements are an integral part of these statements.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the period from October 28, 1998 (date of inception) through March 31, 1999 and for the years ended March 31, 2000 and 2001

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	¥(83,336)	¥(7,849,294)	¥(10,846,841)	$(86,401)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	405	841,648	2,306,980	18,376

Unrealized foreign currency exchange gain	—	(10,016)	(641,051)	(5,106)

Minority interest in net loss of consolidated subsidiaries	—	—	(15,302)	(122)

Changes in operating assets and liabilities:

Increase in accounts receivable	—	(60,895)	(583,734)	(4,650)

Increase in refundable consumption tax and other current assets	(72,660)	(274,087)	(823,162)	(6,557)

Increase (decrease) in accounts payable	77,923	585,102	(569,649)	(4,538)

Increase in accrued expenses and other current liabilities	24,557	2,784,331	2,624,055	20,902

Increase in other liabilities	—	—	14,880	119

Net cash used in operating activities	(53,111)	(3,983,211)	(8,533,824)	(67,977)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment	(1,187,762)	(6,858,941)	(11,328,145)	(90,235)

Payments for deposits	(41,037)	(295,927)	(625,110)	(4,979)

Increase in other assets, net	(100)	(102,040)	(137,077)	(1,092)

Proceeds from sale and lease back of equipment	—	5,534,639	4,155,161	33,098

Net cash used in investing activities	(1,228,899)	(1,722,269)	(7,935,171)	(63,208)

CASH FLOWS FROM FINANCING ACTIVITIES:

Principal payments under capital lease obligations	(185)	(627,759)	(1,649,325)	(13,138)

Principal payments under installment loans	—	—	(92,312)	(735)

Proceeds from issuance of common stock, net of underwriting commissions	6,353,934	13,500,862	29,368,896	233,940

Proceeds from minority shareholders	—	—	100,000	797

Stock offering expenses	—	—	(404,357)	(3,221)

Net cash provided by financing activities	6,353,749	12,873,103	27,322,902	217,643

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

				Thousands of
	Thousands of Yen			U.S. Dollars

	1999	2000	2001	2001

EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	—	946,582	7,540

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,071,739	7,167,623	¥11,800,489	93,998

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	5,071,739	12,239,362	97,494

CASH AND CASH EQUIVALENTS AT END OF PERIOD	¥5,071,739	¥12,239,362	¥24,039,851	$191,492

SUPPLEMENTAL DISCLOSURES TO STATEMENT OF CASH FLOWS:

Cash paid during the period for:

Income taxes	—	—	—	—

Interest expenses	¥21	¥198,457	¥517,073	$4,119

Non-cash transactions — additions to capital lease obligation and installment loans for acquisition of property and equipment during the period	¥3,252	¥12,089,208	¥11,288,511	$89,920

The accompanying notes to consolidated financial statements are an integral part of these statements.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 1999, 2000 and 2001

1.      Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Business and Organization

Crosswave Communications Inc. (Crosswave) was established on October 28, 1998 as a joint venture among Internet Initiative Japan Inc. (IIJ), Sony Corporation (Sony) and Toyota Motor Corporation (Toyota) for the purpose of operating a nationwide fiber optic network for high-speed, large capacity data communications. Under the joint venture agreement dated January 26, 1999, the ownership interest in Crosswave of IIJ, Sony and Toyota on March 31, 2000 was 40%, 30% and 30%, respectively. On August 4, 2000, Crosswave issued an additional 86,960 shares of common stock, equivalent to 17,392,000 American Depository Shares (ADSs), through an initial public offering on National Association of Securities Dealers Automated Quotations (NASDAQ) at $14 per ADS for ¥26,467,146 thousand. Simultaneously with the IPO, Crosswave made a private placement of 15,000 shares, which is equivalent to 3,000,000 ADSs, to IIJ at $14 per ADS for ¥4,565,400. In December 2000, IIJ purchased an additional 3,000,000 outstanding ADSs of Crosswave. As a result, the ownership interests of the original shareholders as of March 31, 2001 were 37.9% for IIJ, 23.9% for Sony and 23.9% for Toyota.

During the fiscal year ended March 31, 2001, Crosswave established three subsidiaries: Crosswave Facilities Inc. (CWF), Crosswave Services Inc. (CWS) and Crosswave Communications America, Inc. (CWCA). The initial capital investment in these subsidiaries are ¥150,000 thousand and ¥50,000 thousand in cash for CWF and CWS, respectively, and $233 thousand in cash and in an IRU for network capacity valued at $767 thousand for CWCA. Crosswave owns 60% of CWF, which mainly engages in maintenance of telecommunication facilities. CWS, wholly owned by Crosswave, performs customer service functions and other customer related administrative tasks on behalf of Crosswave. CWCA, a US-based corporation, also wholly owned by Crosswave, manages the US-side operations of the US-Japan international fiber optic network.

Crosswave is a Type I Carrier as designated by Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan, and is licensed to provide telecommunication services through its own telecommunication network facilities. The telecommunications industry in Japan is highly regulated and therefore regulatory matters could impact the ability of Crosswave and its subsidiaries (collectively the “Company”) to conduct its business.

Crosswave was a development stage enterprise from its inception through March 1999 and its activities during that period consisted of raising capital, developing its business plan, procuring the Type I Carrier License, designing and developing its network architecture and support system, acquiring the related equipment and facilities and negotiating interconnection agreements.

Crosswave has incurred net losses since inception as it continues to build its network and customer base. The Company intends to fund its future liquidity requirements through capital raising activities and/or funding from other sources including its existing shareholders. If these efforts are not successful, future operations of the Company will be adversely affected.

Summary of Significant Accounting Policies

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(b)	Consolidation Policy

The consolidated financial statements include the accounts of Crosswave and three of its majority-owned subsidiaries, CWF, CWS and CWCA. All significant intercompany balances and transactions are eliminated in consolidation. Investments in which the Company has less than 20% ownership interest and in which there is no significant influence are accounted for under the cost method of accounting.

(c)	Concentration of Risk

The Company is highly dependent on IIJ, its 37.9 % shareholder, not only as its main customer and its main sales agent but also for procurement of equipment and as a source of managerial and technical personnel and expertise. Revenue from IIJ and its subsidiaries and affiliates accounted for 64.4% of total revenue in the year ended March 31,2001. See also Note 4 for disclosures of related party transactions.

(d)	Translation into U.S. Dollars

The Company maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the noon buying rate at Federal Reserve Bank of New York on March 30, 2001 of ¥125.54 to $1 solely for convenience of readers outside Japan. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

(e)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(f)	Revenue Recognition

The Company provides High-speed backbone service, Wide-area Ethernet platform service, Dial-up port service, International backbone service, Direct fiber access service, Fixed wireless access service, and Data center service directly to its customers on a fixed monthly fee basis, as well as through other carriers on a sales commission basis. Revenues from these services are recognized as the services are provided to customers.

Initial set-up fee revenues are deferred and recognized over the estimated average period that the customers are expected to remain connected to the system which the Company provides.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(g)	Sources of Data Communication Services

As more fully described in Note 2, the Company relies on data communication carriers through indefeasible right of use (IRU) contracts in units of capacity of data traffic connections operated by these carriers to provide data communication services to its customers. During the fiscal year ended March 31, 2001, the Company participated in the Information Box Project handled by the Ministry of Land, Infrastructure and Transport, and commenced construction of its own nationwide network by installing fiber optic lines into the conduits which were constructed by the Ministry. The construction schedule is inseparable from the overall schedule of Information Box Project which is scheduled to be completed in the year 2005.

The Company believes that its anticipated use of multiple carriers and its ability to use its own network developments will significantly mitigate concentration of supplier risks in this respect.

(h)	Loss Per Share

Diluted earning per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares from outstanding stock options that are assumed to be exercised. No dilution has resulted from those shares as of March 31, 2000 and 2001.

(i)	Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid debt instruments with an initial maturity of three months or less.

(j)	Foreign Currency Translation

Purchases denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency accounts payable balances are restated based on exchange rates prevailing at each balance sheet date with the resulting gain/loss charged to income.

Assets and liabilities of a foreign subsidiary are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in other comprehensive income.

(k)	Property and Equipment

Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation and amortization of property and equipment, including purchased software, is computed on a straight-line method using estimated useful lives of 3 to 50 years.

Data communication equipment	3-30 years

Purchased software	5

Leasehold improvements	38 or 50

Other equipment	3-15

Property under capital lease, including certain IRUs, is depreciated on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in other income or expenses.

(l)	IRU Contracts

The Company has entered into various IRU contracts with data communication carriers for network data transmission capacity. Accounting for each IRU is based on whether it is a service contract or a lease under Statement of Financial Accounting Standards (SFAS) No.13 “Accounting for Leases.” The Company has determined based on current industry practices and interpretations that each of its IRUs qualifies as a lease. Further classifications have been made as either an operating lease or a capital lease in accordance with established criteria.

As the accounting for IRUs is evolving, there are a number of issues, some of which have already been referred to the Emerging Issues Task Force of the Financial Accounting Standards Board (FASB), while others are likely to be referred to standard setting bodies. As such, different accounting might therefore be required for IRU contracts in the future.

(m)	Capital Leases

All leased property, including certain IRUs, meeting specified criteria under SFAS No. 13 are capitalized as property and equipment based on the present value of the future minimum lease payments.

(n)	Long-Lived Assets

The Company’s long-lived assets, primarily consisting of property and equipment and IRUs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There was no impairment loss for long-lived assets for the period ended March 31, 1999 and for the years ended March 31, 2000 and 2001.

(o)	Retirement and Pension Plan

Crosswave has unfunded retirement benefits and non-contributory defined benefit pension plans which together cover substantially all of its employees who are not directors. These plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”

(p)	Income Taxes

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

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(q)	Stock-Based Compensation

The Company accounts for its employee stock option plan under the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25 “Accounting for Stock Issued to Employees.”

(r)	Other Comprehensive Income

Other comprehensive income consists of translation adjustment resulting from the translation of financial statements of a foreign subsidiary.

(s)	Segment information

To date, as presented in the accompanying consolidated financial statements, the Company has managed its business and measured results based on a single data communication services operating segment with substantially all its facilities located in Japan.

(t)	Advertising expense

Advertising expense is charged to income as incurred.

(u)	Reclassification

Certain amounts for previous periods were reclassified to conform with the year ended March 31, 2001 presentation.

(v)	New Accounting Standards

In June 1998, FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which has been amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral for the Effective Date of FASB Statement No. 133”, and SFAS No. 138, “Accounting for Certain Derivative Instrument and Certain Hedging Activities—An amendment of FASB Statement No. 133.” SFAS No. 133, as amended, will be effective for the fiscal years beginning after June 15, 2000 and requires recognition of all derivatives in the balance sheet and measurement of those instruments at fair value. Changes in the fair value of derivatives are recorded in the current earnings or other comprehensive income, depending on hedge designation and type of the related hedge transaction. The hedge ineffectiveness will all be recognized in earnings. The Company adopted SFAS No. 133 on April 1, 2001, and the effect on the consolidated financial statements of such adoption was not significant as there was no significant derivative instrument employed.

2.      IRU Contracts With Carriers

The Company has the following three IRU contracts:

On November 30, 1998, the Company entered into a contract with KDDI to purchase an IRU in units of capacity of a nationwide network of dark fiber in Japan for 10 years commencing from May 1999 through April 2009. Under this contract, the Company is obliged to make lease payments of variable and fixed portions and maintenance fees to KDDI for the use of dark fiber. The variable portion of the lease payments is set at 5% of total sales during a fiscal year based on sales projections available at the time of the contract,

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subject to prospective adjustments by agreement of the parties in the percentage in case of future deviations of 10% or more from the projected amount of the variable portion on a cumulative basis from the following business year after such deviation. The percentage was at 5% for the years ended March 31, 2000 and 2001. The contract is accounted for as an operating lease based on the criteria set forth in SFAS No. 13, “Accounting for Leases.” The fixed portion of lease expenses and maintenance expense is recognized on a straight-line basis over the term of the contract and the differences between such expenses and actual cash payments that fluctuate over the lease term are recorded as accrued expenses in the accompanying consolidated balance sheets. Lease expense under this operating lease, including variable and fixed portions, amounted to ¥3,137,787 thousand and ¥3,501,215 thousand ($27,889 thousand) for the years ended March 31, 2000 and 2001, respectively. It was included in cost of data communications services in the accompanying consolidated statements of operations.

On October 8, 1999, the Company entered into a contract with Pacific Gateway Exchange (PGE) to purchase an IRU in units of dedicated capacity of an international data traffic connection on fiber optic lines between Japan and the United States for 20 years for $25,920 thousand, and made a prepaid contract fee of $1,296 thousand, which is included in deposits and other assets in the accompanying consolidated balance sheets as of March 31, 2000. During the current fiscal year, the Company canceled the contract and negotiated with PGE for the refund of the contract prepayment. Subsequently on December 29, 2000, PGE filed a voluntary petition under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court of the Northern District of California. As a result, the Company fully reserved the ¥160,574 thousand ($1,296 thousand) of the contract prepayment as of March 31, 2001, and the related expenses are accrued and included in other expenses in the accompanying consolidated statement of operations for the year ended March 31, 2001.

On March 28, 2000, the Company also entered into a contract with Global Crossing to purchase an IRU in units of dedicated capacity of an international data traffic connection on fiber optic lines between Japan and the United States for the period from March, 2000 through December 2023, for the total contract price of $25,000 thousand. The Company paid the initial contract fee of $6,250 thousand (25% of the total contract price) upon signing of the contract in March 2000 and the remaining contract fee of $18,750 thousand in March 2001 in accordance with the payment schedule set forth in the contract. The contract is accounted for as a capital lease based on the criteria set forth in SFAS No. 13, and is recorded in property and equipment as a capitalized lease in the accompanying consolidated balance sheets. It is being depreciated on a straight-line basis over the contract term. The contract requires the Company to pay an annual maintenance fee of $150,000 per minimum capacity unit for the five units, totaling $750,000.

3.      Investment in Joint Venture

On February 29, 2000, the Company entered into a joint venture agreement related to Skip City Corporation to participate in the management of institutions of an area in Kawaguchi city in Saitama prefecture and contributed ¥10,000 thousand ($80 thousand) in cash for a 14.29% interest in the joint venture. Under the terms of the joint venture agreement, certain other investors made an additional contribution in December 2000. The ownership interest of the Company is 6.9% at March 31, 2001. Also, under the agreement, additional two contributions are scheduled in January 2002 and February 2003, which will ultimately decrease the Company’s share in the joint venture to 2.02%

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On April 17, 2000, the Company entered into a joint venture agreement related to i-Heart, Inc. to participate in data center business facility development and operations in Seoul, Korea. On June 16, 2000, the Company contributed ¥9,890 thousand ($79 thousand) in cash for a 3.33% interest in the joint venture. IIJ and IIJ Technology Inc. (IIJ-Tech) also owns 26.67% and 3.33% interest, respectively. Under the terms of the joint venture agreement, IIJ, IIJ-Tech and the Company are to collectively own one third of the joint venture, although their respective percentage of ownership may vary.

On October 20, 2000, the Company entered into a joint venture agreement related to Ayalaport Makati, Inc. to participate in data center business facility development and operations in Makati City in Metro Manila, Philippines. On October 23, 2000, the Company contributed ¥67,130 thousand ($535 thousand) in cash for a 14% interest in the joint venture.

These investments in joint ventures have been accounted for using the cost method and included in deposits and other assets in the accompanying consolidated balance sheets.

4.      Related Party Transactions

Summarized below are significant transactions with related parities for the period ended March 31, 1999 and for the years ended March 31, 2000 and 2001, and the related transaction balances as of March 31, 2000 and 2001:

	Thousands of Yen

	IIJ and its	Sony and its	Toyota and its
	subsidiaries/	subsidiaries/	subsidiaries/
	Affiliates	Affiliates	Affiliates

1999:
Transactions
Purchases of property	¥1,080,082	—	—

Operating costs and expenses	5,596	¥17,524	—

	Thousands of Yen

	IIJ and its	Sony and its	Toyota and its
	subsidiaries/	subsidiaries/	subsidiaries/
	Affiliates	Affiliates	Affiliates

2000:
Transactions
Revenue	¥199,914	¥12,555	¥1,701

Purchases of property	1,378,677	—	—

Operating costs and expenses	344,845	357,330	30,434

Balances:
Accounts receivable	53,651	6,237	—

Accounts payable	18,939	18,133	3,422

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Thousands of Yen

	IIJ and its	Sony and its	Toyota and its
	subsidiaries/	subsidiaries/	subsidiaries/
	Affiliates	Affiliates	Affiliates

2001:

Transactions

Revenue	¥1,693,696	¥273,396	¥4,911

Purchases of property	538,141	—	14,000

Operating costs and expenses	550,007	49,909	53,258

Balances:

Accounts receivable	326,528	54,097	1,411

Accounts payable	230,242	2,991	4,094

	Thousands of U.S. Dollars

	IIJ and its	Sony and its	Toyota and its
	subsidiaries/	subsidiaries/	subsidiaries/
	Affiliates	Affiliates	Affiliates

2001:

Transactions

Revenue	$13,491	$2,178	$39

Purchases of property	4,287	—	112

Operating costs and expenses	4,381	398	424

Balances:

Accounts receivable	2,601	431	11

Accounts payable	1,834	24	33

The Company has management service agreements with IIJ, Sony and Toyota under which directors, managerial and technical employees are seconded from these shareholders to the Company, whose services are charged as service fees to the Company based principally on their payroll costs. Operating costs and expenses presented in the table above included service fees paid for such services to IIJ, Sony and Toyota totaling ¥301,335 thousand, ¥27,653 thousand and ¥30,256 thousand, respectively, for the year ended March 31, 2000 and ¥478,286 thousand ($3,810 thousand), ¥43,160 thousand ($344 thousand) and ¥52,145 thousand ($415 thousand), respectively, for the year ended March 31, 2001.

During the year ended March 31, 2000, the Company paid Intervision Inc., a subsidiary of Sony, ¥317,852 thousand for advertising and promotion services provided by Intervision Inc., which is included in operating costs and expenses in the table above.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Property and Equipment

Property and equipment at March 31, 2000 and 2001 consisted of the following:

			Thousands
			of U.S.
	Thousands of Yen		Dollars

	2000	2001	2001

Property and equipment, at cost:

Capitalized leases, primarily data communications equipment	¥12,758,224	¥16,233,830	$129,312

Data communication equipment	885,883	3,452,584	27,502

Purchased software	346,404	390,591	3,111

Land	—	8,000,032	63,725

Leasehold improvements and other equipment	126,438	334,528	2,665

Construction in progress	1,728,418	6,051,795	48,206

	15,845,367	34,463,360	274,521

Less: accumulated depreciation	(839,994)	(3,095,351)	(24,657)

Property and equipment, net	¥15,005,373	¥31,368,009	$249,864

6.	Leases

The Company is obligated under various capital leases and non-cancelable operating leases, which expire at various dates during the next nine years.

At March 31, 2000 and 2001, the gross amount of equipment and related accumulated depreciation recorded under capital leases were as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

Capitalized leases, primarily data communications equipment	¥12,758,224	¥16,233,830	$129,312

Less accumulated depreciation	(706,909)	(2,816,321)	(22,434)

	¥12,051,315	¥13,417,509	$106,878

Depreciation of assets under capital leases is included in depreciation and amortization expense in the accompanying consolidated statements of operations.

Future minimum lease payments under capital leases as of March 31, 2001 are as follows:

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Thousands of	Thousands of
Year ending March 31,	Yen	U.S. Dollars

2002	¥2,424,809	$19,315

2003	2,424,602	19,313

2004	2,405,990	19,165

2005	2,368,262	18,865

2006	2,539,317	20,227

2007 and thereafter	449,567	3,581

Total minimum lease payments	12,612,547	100,466

Less amount representing interest (rates ranging from 1.90% to 5.14%)	(1,445,424)	(11,513)

Present value of net minimum payments	11,167,123	88,953

Less Current potion	(1,935,208)	(15,415)

Noncurrent	¥9,231,915	$73,538

The Company purchased data communication equipment totaling ¥2,578,720 thousand ($20,541 thousand) which was in turn sold to leasing companies and leased-back as a capital lease during the year ended March 31,2001. Such equipment was included in capital leases above. There was no gain or loss realized from these sale-leaseback transactions.

As explained in Note 2, the Company is obliged under a non-cancelable IRU contract with KDDI accounted for as an operating lease. As of March 31, 2001, future minimum lease payments for the fixed portion of this operating lease contract and maintenance fees under the related non-cancelable maintenance service contract are as follows:

	Thousands of Yen		Thousands of U.S. Dollars

	Lease (fixed		Lease (fixed
Year ending March 31,	portion)	Maintenance	portion)	Maintenance

2002	¥2,000,000	¥2,000,000	$15,931	$15,931

2003	4,000,000	2,500,000	31,862	19,914

2004	4,000,000	2,500,000	31,862	19,914

2005	4,000,000	2,500,000	31,862	19,914

2006	4,000,000	2,500,000	31,862	19,914

2007 and thereafter	12,000,000	7,500,000	95,588	59,742

Total minimum payments	¥30,000,000	¥19,500,000	$238,967	$155,329

In addition to the total minimum payments for the fixed portion presented above, there are projected variable payments as set forth in the contract of ¥1,200,000 thousand ($9,559 thousand), ¥1,800,000 thousand ($14,338 thousand), ¥2,500,000 thousand ($19,914 thousand), ¥3,000,000 thousand ($23,897 thousand), ¥3,500,000 thousand ($27,880 thousand) and ¥13,500,000 thousand ($107,535 thousand) for the years ending March 31, 2002, 2003, 2004, 2005, 2006 and 2007 and thereafter. The actual variable payments made to date are less than the projected amounts in the contract by approximately ¥390 million and ¥711 million ($5,660 thousand) in the years ended March 31, 2000 and 2001, respectively, which may result in adjustments to the rates to be paid in later years according to the provisions of the contract as described in Note 2.

Annual maintenance fee under the IRU contract with Global Crossing is estimated to be approximately ¥94,155 thousand ($750 thousand) per year.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company occupies offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for such cancelable leases for the period ended March 31, 1999 and for the year s ended March 31, 2000 and 2001 totaled ¥7,921 thousand, ¥336,510 thousand and ¥830,976 thousand ($6,619 thousand), respectively.

7.     Long-term Debt

Long-term debt at March 31, 2000 and 2001 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

Long-term installments payable for the purchases of data communication equipment, with interest rate 4.36%, secured by the equipment, due the years ending 2002-2007	¥—	1,484,130	$11,822

Long-term installments payable for the purchase of land with interest rate 2.85%, secured by the land, matures in August 2010	—	6,400,025	50,980

Total long-term debt	—	7,884,155	62,802

Less current portion	—	(236,028)	(1,880)

	¥—	¥7,648,127	$60,922

The schedule of the future principal payment is as follows:

		Thousands of U.S.
Year ending March 31,	Thousands of Yen	Dollars

2002	¥236,028	$1,880

2003	246,527	1,964

2004	257,494	2,051

2005	268,947	2,142

2006	880,267	7,012

2007	1,420,191	11,313

Thereafter	4,574,701	36,440

Total	¥7,884,155	$62,802

On September 29, 2000, the Company entered into a long-term installment loan to purchase land located in Yokohama, Kanagawa prefecture, Japan. The total principal of the loan is ¥8,000,032 thousand with interest rate of 2.85%, ¥1,600,006 thousand of which was paid as an initial down payment upon the inception of the loan. The principal is payable in twenty semi-annual installments commencing from February 2006 after interest only payments for the first five years. The installment loan is secured by the land where the construction of a data center is currently in progress.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended March 31, 2001, the Company incurred interest expense totaling ¥669,013 thousand ($5,329 thousand), of which ¥91,591 thousand ($730 thousand) was capitalized as cost of the related construction.

8.     Employee Retirement and Pension Plans

On April 1, 2000, the Company established a non-contributory defined benefits pension plan and a severance indemnity plan. Under these plans, all of the Company’s employees are entitled, upon voluntary retirement after 15 years or more service, or upon mandatory retirement at age 60, to a 10-year-period of annuity payments (or lump-sum severance indemnities) based on the rate of pay at the time of retirement, length of service and certain other factors. The Company’s employees who do not meet these conditions are entitled to lump-sum severance indemnities.

Net periodic pension cost for the year ended March 31, 2001 included the following components:

	Thousand of yen	Thousand of U.S. dollars
	2001	2001

Service cost	¥14,759	$118

Interest cost	121	1

Expected return on plan assets	—	—

Net amortization and deferral	—	—

Net periodic cost	$14,880	$119

The funded status as of March 31, 2001 is as follows:

	Thousand of yen	Thousand of U.S. dollars
	2001	2001

Change in benefit obligation:

Benefit obligation, beginning of year	¥—	$—

Service cost	14,759	118

Interest cost	121	1

Actuarial loss	7,228	57

Benefit paid	—	—

Benefit obligation, end of year	¥22,108	$176

	Thousand of yen	Thousand of U.S. dollars
	2001	2001

Change in plan assets

Fair value of plan assets, beginning of year	¥—	$—

Fair value of plan assets, end of year	¥—	$—

Funded status	¥(22,108)	$(176)

Unrecognized net loss	7,228	57

Net amount recognized	¥(14,880)	$(119)

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Actuarial assumption as of March 31, 2001

Weighted-average discount rate	2%

Rate of increase in future compensation levels	3%

Expected long-term rate of return on plan assets	—

The accrued pension liability of ¥14,880 thousand ($119 thousand) is included in other liabilities in the accompanying consolidated balance sheet as of March 31, 2001.

9.     Income Taxes

The Company is subject to national, municipal and local taxes in Japan based on income. Due to enactment of a new tax law, the aggregate normal tax rate was reduced from approximately 48% for the period ended March 31, 1999 to 42% for the years ended March 31, 2000 and 2001. Deferred income taxes were principally calculated at the rate of 42%.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2000 and 2001 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

Deferred tax assets:

Net operating loss carryforwards	¥2,140,026	¥5,542,131	$44,146

Accrued expenses	1,164,705	2,229,758	17,762

Lease obligation	33,632	134,084	1,068

Depreciation	43,117	44,976	358

Other	2,161	39,887	318

Total gross deferred tax assets	3,383,641	7,990,836	63,652

Less valuation allowance	(3,316,115)	(7,833,293)	(62,397)

Deferred tax assets	67,526	157,543	1,255

Deferred tax liabilities:

Stock issuance cost	60,986	118,763	946

Capitalized interest	—	38,468	306

Other	6,540	312	3

Total gross deferred tax liabilities	67,526	157,543	1,255

Net deferred tax assets	¥—	¥—	$—

Because of the uncertainty in realization of the future tax benefits, the net deferred tax assets at March 31, 2000 and 2001 are fully offset by a valuation allowance.

At March 31, 2001, the Company had net operating loss carryforwards for income tax purposes of ¥13,195,550 thousand ($105,110 thousand) which were available to offset future taxable income. Most of these carryforwards will expire through 2006.

The Company’s effective tax rate differs from the statutory tax rate of 42% due primarily to provisions for valuation allowances.

10.	Shareholders’ Equity

Under the Japanese Commercial Code (the “Code”), the amount available for dividends is based on retained earnings as recorded on the books of account maintained in conformity with financial accounting standards in Japan. At March 31, 2001, the accumulated deficit recorded on Crosswave’s books of account was ¥13,285,837 thousand ($105,830 thousand), and therefore no dividends may be paid at the present time.

The Code requires the Company to appropriate as a legal reserve a portion of retained earnings in an amount equal to at least 10 % of cash payments, including dividends and officers’ bonuses, in each financial period, until the reserve equals 25 % of stated capital. The retained earnings so appropriated may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to capital stock by resolution of the Board of Directors.

Under the Code, at least 50 percent of the issue price of new shares, with a minimum of the par value thereof, is required to be designated as stated capital. The portion which is to be designated as stated capital is

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as stated capital, as reduced by stock issuance costs less the applicable tax benefits, are credited to additional paid-in capital.

On May 11, 2000, a decrease in the number of authorized shares from 1,600,000 to 600,000 was approved at the shareholders meeting.

11.	Employee Stock Option

In August 2000, the Company established stock option plans under which employees and directors may be granted options to purchase common stock. Options are generally granted at not less than the fair market value at grant date, vested over two-year period, and expire in ten years after the grant date.

A summary of option transactions under the plans is as follows:

	Number of shares	Weighted Average
		Exercise Price

Outstanding, April 1, 2000	—	—

Granted	3,800	¥318,578

Outstanding, March 31, 2001	3,800	¥318,578

For the total 3,800 outstanding shares as of March 31, 2001, the weighted average remaining contractual life is eight years, and no share is reserved.

The Company has accounted for these stock options granted under APB No. 25, “Accounting for Certain Transactions Involving Stock Compensation.” There has been no compensation costs recorded, as there was no intrinsic value to the options at the date of grant.

Impact of compensations costs, had the Company elected to recognize compensation costs based on the fair value method according to the provisions of SFAS No. 123, on the Company’s net income and earnings per common share would have been insignificant.

12.	Other Comprehensive Income

The changes in each component of other comprehensive income for the period from October 28, 1998 (date of inception) through March 31, 1999, and the years ended March 31, 2000 and 2001 are as follows:

				Thousand of
	Thousand of yen			US dollars

	1999	2000	2001	2001

Accumulated other comprehensive income, beginning of the period:	¥—	¥—	¥—	$—

Foreign currency translation adjustments, net of tax	—	—	632	5

Accumulated other comprehensive income, end of the period:	¥—	¥—	¥632	$5

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accumulated other comprehensive income as of March 31, 2001 represents translation adjustments in the amount of ¥632 thousand ($5 thousand)

13.	Fair Value of Financial Instruments

For financial instruments other than capital lease obligations and installments payable, the carrying amount approximates fair value because of the short maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of capital lease obligations at March 31, 2000 and 2001 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2000	2001	2001

Capital lease obligation	¥11,581,367	¥11,764,087	$93,708

Long-term debt	—	9,450,043	75,275

14.	Commitments and contingency

For the network construction, the Company has placed firm orders to purchase related materials and equipment amounting to approximately ¥2.4 billion ($19.1 million) as of March 31, 2001.

CROSSWAVE COMMUNICATIONS INC. AND SUBSIDIARIES

FINANCIAL STATEMENTS SCHEDULE

For the period from October 28, 1998 (date of inception) through March 31, 1999 and for the years ended March 31, 2000 and 2001

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Thousand of yen

	Balance at
	Beginning of			Balance at End
	Period	Additions	Deductions	End of Period

1999

Allowance for doubtful accounts	¥—	¥—	¥—	¥—

2000

Allowance for doubtful accounts	—	150	—	150

2001

Allowance for doubtful accounts	150	1,848	150	1,848

Allowance for uncollectible contract repayment	—	160,574	—	160,574

	Thousand of U.S. Dollars

	Balance at			Balance at End
	Beginning of			Balance at End
	Period	Additions	Deductions	End of Period

2001

Allowance for doubtful accounts	$1	$15	$1	$15

Allowance for uncollectible contract prepayment	—	1,296	—	1,296

INDEX OF EXHIBITS

Exhibit
Number	Description

1.1	Articles of Incorporation, as amended (with English translation)

1.2	Share Handling Regulations (with English translation)*

1.3	Regulations of the Board of Directors (with English translation)*

1.4	Regulations of the Board of Statutory Auditors (with English translation)*

2.1	Specimen Common Stock Certificate*

2.2	Bylaws of the IIJ Employee Shareholders’ Association (with English translation)*

4.1	Right of Use Agreement for Transmission Network Facilities, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDD Corporation) (with English translation)**

4.2	Memorandum on Amendments to the Original Agreement, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDD Corporation) (with English translation)**

4.3	Confirmation of IRU Fees, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDD Corporation) (with English translation)**

4.4	Memorandum on Business Cooperation, dated November 30, 1998, between Crosswave Communications Inc. and Teleway Corporation (presently, KDD Corporation) (with English translation)*

4.5	Basic Agreement to Delegate Services, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Technology Inc. (with English translation)*

4.6	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (with English translation)*

4.7	Basic Agreement to Delegate Services, dated January 30, 1995, between Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)*

4.8	Memorandum of Understanding Regarding Technical Cooperation, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)*

4.9	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (with English translation)*

4.10	Software License Agreement between Trusted Information Systems, Inc. (“TIS”) and IIJ, dated November 9, 1994, including two amendment agreements thereto, dated March 30, 1998 and February 17, 1999 (TIS merged into Networks Associates, Inc. (“NAI”) on April 30, 1998, and NAI acceded to the Agreement.)*

4.11	Purchase and Sales Agreement, dated January 8, 1999, between Internet Initiative Japan Inc. and Crosswave Communications Inc. (with English translation)*

4.12	Individual Agreement on Entrustment of Business between Internet Initiative Japan Inc. and Asia Internet Holding Co., Ltd., dated July 1, 1998 (with English translation)*

4.13	Enforcement Rules with regard to the Payment of Fee for Right of Use of Transmission Network Facilities, dated September 30, 1999, between Crosswave Communications Inc. and KDD Corporation establishes rules with regard to the payment of a fee by Crosswave Communications Inc. to KDD Corporation (with English translation)***

4.14	Sales Cooperation Agreement, dated August 20, 1999, between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.15	Business Entrustment Agreement, dated April 1, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.16	Letter of Confirmation, dated November 16, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.17	Agreement On Trial Service Of the International Dedicated Line dated June 1, 2000 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.18	Data Center Service Agency Agreement dated March 1, 2000 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)***

4.19	Shareholders’ Agreement, dated May 11, 2000, between Internet Initiative Japan Inc., Toyota Motor Corporation and Sony Corporation ****

8.1	List of Subsidiaries (see “Organizational Structure” in Item 4.C of this Form 20-F/A)

*	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

**	Incorporated by reference to the corresponding exhibit to the Form F-1 of Crosswave Communications Inc. (File No. 333-12264) declared effective on August 3, 1999. Portions of the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) were previously omitted pursuant to a confidential treatment request.

***	Incorporated by reference to the corresponding exhibit to the Form F-1 of Crosswave Communications, Inc. (File No. 333-12264) declared effective on August 3, 2000.

****	Incorporated by reference to the corresponding exhibit to our annual report on Form F-20/A (File No. 0-30204) filed on October 23, 2000.