Form 20-F
period 2003-03-31
INTERNET INITIATIVE JAPAN INC
filed 2003-09-30
CIK 1090633

As filed with the Securities and Exchange Commission on September 30, 2003

(i) Audited financial statements of Internet Initiative Japan Inc. required under Item 18, (ii) separate audited financial statements of Crosswave Communications Inc. that may be required under Rule 3-09 of Regulation S-X and summary financial information regarding Crosswave that may be required under Rule 4-08 of Regulation S-X, and (iii) certifications of the CEO and CFO of Internet Initiative Japan Inc. under Sections 302 and 906 of the Sarbanes Oxley Act of 2002 have been omitted from this Form 20-F.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 0-30204

Kabushiki Kaisha Internet Initiative
(Exact name of Registrant as specified in its charter)

Internet Initiative Japan Inc.
(Translation of Registrant’s name into English)

Japan
(Jurisdiction of incorporation or organization)

Jinbocho Mitsui Bldg.
1-105 Kanda Jinbo-cho
Chiyoda-ku, Tokyo 101-0051
Japan
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     As of March 31, 2003, 22,480 shares of common stock were outstanding, including 6,093 shares represented by an aggregate of 12,186,000 American Depositary Shares.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑     No  ☐

     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐     Item 18  ☑

i

Cautionary Note Regarding Forward-looking Statements

     This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of our operations and our financial condition, and state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement.

     We cannot promise that our expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important risks and factors that could cause our actual results to differ materially from our expectations are generally provided in Item 3.D. and include, without limitation:

•	that we may not be able to grow revenue and achieve or sustain profitability in the near future,

•	that we may not be able to compete effectively against competitors which have greater financial, marketing and other resources,

•	that our systems integration business faces fierce competition,

•	that we may not be able to retain and acquire customers for our data centers, and

•	that we are currently highly dependent on Crosswave’s network and data centers and any disruption in our ability to use Crosswave’s network and data centers as a result of its corporate reorganization proceedings or otherwise could adversely affect our business and our results of operations.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable.

Item 3. Key Information.

A.     Selected financial data.

     The selected consolidated financial data below should be read together with our consolidated financial statements and the notes to the financial statements beginning on page F-1 and with Item 5., “Operating and Financial Review and Prospects”. The statement of operations data and per share and ADS data below for the fiscal year ended March 31, 2003 and the balance sheet data below as of March 31, 2003 are derived from our unaudited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, but have not been audited. The statement of operations data and per share and ADS data below for the fiscal years ended March 31, 1999, 2000, 2001 and 2002, the balance sheet data below as of March 31, 1999, 2000, 2001 and 2002 and the net cash provided by (used in) operating activities, investing activities and financing activities for the years ended March 31, 1999, 2000, 2001 and 2002 under operating data below are derived from our audited financial statements, which have been prepared in accordance with U.S. GAAP, and audited by Deloitte Touche Tohmatsu, independent auditors. Other operating data below are not presented in accordance with U.S. GAAP and have not been audited by Deloitte Touche Tohmatsu, independent auditors, but a reconciliation of these financial measures to comparable U.S. GAAP financial measures is provided below.

	As of and for the year ended March 31,

	1999	2000	2001	2002	2003	2003

					(unaudited)
	(millions of yen, except per share and ADS data)					(thousands of U.S.
						dollars, except per
						share and ADS data) (1)

Statement of Operations Data:
REVENUES:
Connectivity and value-added services revenues:
Dedicated access	¥7,798	¥9,999	¥12,953	¥14,303	¥13,815	$117,007
Dial-up access	4,101	4,496	4,423	3,644	3,155	26,723
Value-added	496	884	1,962	3,100	3,603	30,514
Other	110	408	592	1,668	1,726	14,616

Total connectivity and value-added services revenue	12,505	15,787	19,930	22,715	22,299	188,860
Systems integration revenues, including related equipment sales	1,179	7,640	10,556	14,356	15,013	127,150
Equipment sales	1,085	1,875	1,390	2,834	6,706	56,799

Total revenues	14,769	25,302	31,876	39,905	44,018	372,809

COST AND EXPENSES:
Cost of connectivity and value-added services revenues	11,178	15,091	18,983	19,800	20,387	172,668
Cost of systems integration revenues, including related equipment sales	950	6,272	9,117	12,314	13,090	110,868
Cost of equipment sales	1,074	1,807	1,289	2,540	6,417	54,345

Total cost of revenues	13,202	23,170	29,389	34,654	39,894	337,881
Sales and marketing expenses	1,570	2,604	3,252	3,038	3,176	26,901
General and administrative expenses	1,065	1,234	1,618	1,840	2,205	18,671
Research and development expenses	243	364	287	319	414	3,508

Total cost and expenses	16,080	27,372	34,546	39,851	45,689	386,961

OPERATING INCOME (LOSS)	(1,311)	(2,070)	(2,670)	54	(1,671)	(14,152)

OTHER INCOME (EXPENSES):
Interest income	4	362	454	122	68	571
Interest expense	(219)	(277)	(643)	(659)	(733)	(6,207)
Other — net	16	(830)	1,088	(406)	(604)	(5,115)

Other income (expenses) — net	(199)	(745)	899	(943)	(1,269)	(10,751)

LOSS FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT)	(1,510)	(2,815)	(1,771)	(889)	(2,940)	(24,903)
INCOME TAX EXPENSE (BENEFIT)	16	(1,280)	(926)	1,099	912	7,719
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	123	(70)	160	24	153	1,298
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES
Equity method net loss	(26)	(3,180)	(4,015)	(5,482)	(5,626)	(47,644)
Impairment loss on investment in and deposits for Crosswave					(7,153)	(60,583)

Total	(26)	(3,180)	(4,015)	(5,482)	(12,779)	(108,227)

NET LOSS	¥(1,429)	¥(4,785)	¥(4,700)	¥(7,446)	¥(16,477)	$(139,551)

Per Share and ADS Data:
Basic and diluted net loss per share	¥(75,720)	¥(225,791)	¥(209,085)	¥(331,234)	¥(732,955)	$(6,208)
Basis and diluted net loss per ADS equivalent	(37.86)	(112.89)	(104.54)	(165.62)	(366.48)	(3.1)
Weighted average number of shares	18,868	21,190	22,480	22,480	22,480
Weighted average number of ADS equivalents (thousands)	37,736	42,380	44,960	44,960	44,960

	As of and for the year ended March 31,

	1999	2000	2001	2002	2003	2003

					(unaudited)
	(millions of yen, except per share and ADS data)					(thousands of U.S.
						dollars, except per
						share and ADS
						data) (1)
Balance Sheet Data:
Cash	¥1,061	¥16,158	¥13,571	¥11,046	¥3,588	$30,392
Total assets	13,359	39,001	50,641	45,263	32,064	271,571
Short-term borrowings	6,679	13,690	5,620	3,820	4,824	40,854
Current portion of long-term borrowings, including capital lease obligations	1,855	2,255	1,644	3,374	4,660	39,469
Long-term borrowings, including capital lease obligations	2,151	2,300	5,479	6,262	7,092	60,066
Convertible notes (2)	—	—	15,000	15,000	15,000	127,043
Shareholders’ equity (capital deficiency)	485	15,001	16,928	7,725	(10,004)	(84,732)
Operating Data:
Capital expenditures, including capitalized leases (3)	¥1,929	¥3,465	¥3,963	¥3,773	¥4,893	$41,446
Adjusted EBITDA (4)	111	(37)	(72)	2,960	1,799	15,237
Operating margin (5)	(8.9)%	(8.2)%	(8.4)%	0.1%	(3.8)%
Adjusted EBITDA margin (4)(6)	0.7%	(0.1)%	(0.2)%	7.4%	4.1%
Net cash provided by (used in):
Operating activities	¥400	¥1,199	¥(271)	¥1,161	¥1,582	$13,396
Investing activities	(3,695)	(7,135)	(9,544)	(2,457)	(7,878)	(66,722)
Financing activities	3,186	22,192	6,428	(1,462)	(872)	(7,386)

(1)	The U.S. dollar amounts represent translations of yen amounts at the rate of ¥118.07, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2003.

(2)	In April 2000, we issued 1.75 percent unsecured yen convertible notes due March 2005 in the aggregate principal amount of ¥15,000 million.

(3)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable GAAP financial measure can be found below.

(4)	Adjusted EBITDA represents operating income (loss) plus depreciation and amortization. Adjusted EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing our operating performance, financial position and cash flows. Our Adjusted EBITDA is not necessarily comparable with similarly titled measures for other companies. Further information regarding Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation to the most directly comparable GAAP financial measure can be found below.

(5)	Operating income (loss) as a percentage of total revenues.

(6)	Adjusted EBITDA as a percentage of total revenues.

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA margin

     We define Adjusted EBITDA as operating income (loss) plus depreciation and amortization. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of our total operating revenues. We believe that both Adjusted EBITDA and Adjusted EBITDA margin are relevant and useful information as these are important measures used by our management to measure our operating profits and losses. Our management uses Adjusted EBITDA and Adjusted EBITDA margin, in combination with our other financial measures, because we believe that both Adjusted EBITDA and Adjusted EBITDA margin are useful to investors as they are measures commonly used by investors to analyze and compare companies on the basis of operating performance. Adjusted EBITDA and Adjusted EBITDA margin, as we have defined them, may not be comparable to a similarly titled measures used by other companies.

     The following table summarizes the reconciliation of Adjusted EBITDA to net loss as reported in our consolidated statements of operations prepared and presented in accordance with U.S. generally accepted accounting principles.

	1999	2000	2001	2002	2003

					(unaudited)
	(millions of yen)
Adjusted EBITDA	¥111	¥(37)	¥(72)	¥2,960	¥1,799
Depreciation and amortization*	(1,422)	(2,033)	(2,598)	(2,906)	(3,470)
Operating loss	(1,311)	(2,070)	(2,670)	54	(1,671)
Other expenses	(199)	(745)	899	(943)	(1,269)
Income tax benefit (expense)	(16)	1,280	926	(1,099)	(912)
Minority interests in consolidated subsidiaries	123	(70)	160	24	153
Equity in net loss of equity method investees	(26)	(3,180)	(4,015)	(5,482)	(12,779)
Net loss	(1,429)	(4,785)	(4,700)	(7,446)	(16,477)

(*) Depreciation and amortization excludes amortization of issuance cost of convertible notes and of goodwill that were presented as other expenses.

Capital Expenditures

     We define capital expenditures as purchases of property and equipment plus payments on capitalized leases. We have included the information concerning capital expenditures because our management uses this measure to manage our capital expenditures and believes that it is useful to investors to analyze and compare companies on the basis of such investments. Capital expenditures, as we have defined it, may not be comparable to a similarly titled measure used by other companies.

     The following table summarizes the reconciliation of capital expenditures to purchase of property and equipment as reported in our consolidated statements of cash flows prepared and presented in accordance with the U.S. generally accepted accounting principles.

	1999	2000	2001	2002	2003

	(millions of yen)				(unaudited)
Capital expenditures	¥1,929	¥3,465	¥3,963	¥3,773	¥4,893
Payments on capitalized leases	1,169	2,309	2,596	2,536	3,578
Purchases of property and equipment	760	1,156	1,367	1,237	1,315

Exchange rates

     Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of the ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥118.07 per $1.00 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2003, the date of our most recent balance sheet contained in this annual report. The noon buying rate on September 25, 2003 was ¥118.86 per $1.00. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

Fiscal year ended March 31,	High	Low	Average (1)	Period-end

1999	¥147.14	¥108.83	¥128.10	¥118.43
2000	124.45	101.53	110.02	102.73
2001	125.54	104.19	111.65	125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07

Calendar year 2003
March	¥121.42	¥116.47	¥118.69	¥118.07
April	120.55	118.25	119.90	119.07
May	119.50	115.94	117.26	119.50
June	119.87	117.46	118.33	119.87
July	119.87	117.46	118.39	118.63
August	120.55	117.24	118.66	120.42
September (through September 25, 2003)	117.41	111.65	115.37	118.86

(1)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.

B. Capitalization and Indebtedness.

     Not applicable.

C. Reasons for the Offer and Use of Proceeds.

     Not applicable.

D. Risk Factors.

     You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected. In that event, the trading price of our securities could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

We have experienced both operating losses and net losses in recent years and may not be able to achieve or sustain profitability in the near future.

     We incurred an operating loss of ¥1.7 billion and a net loss of ¥16.5 billion for the year ended March 31, 2003. We have incurred operating losses and net losses in each of the past five fiscal years, with the exception of operating income turning slightly positive for the year ended March 31, 2002. Primarily as result of our equity in net loss from Crosswave and an impairment loss taken in respect of our investment in Crosswave as a result of Crosswave’s financial condition, net loss for the year ended March 31, 2003 was the highest net loss we have ever experienced. As a result, our accumulated deficit at March 31, 2003 was ¥34.7 billion.

     We expect to incur a net loss for the year ending March 31, 2004, reflecting, among other things, the recognition of impairment loss on loans and accounts receivable outstanding from Crosswave. Net losses and operating losses may continue into the foreseeable future. If we are unable to decrease our net losses or achieve net income, we may be forced to seek external sources of financing to maintain our operations, which we may not be able to obtain on favorable terms if at all.

     We may continue to incur losses in the future due to a number of factors, including:

•	Our revenues may be adversely affected by price reductions caused by severe competition or by our failure to retain and/or attract customers;

•	Further deterioration or a lack of improvement in the Japanese economy could significantly curtail interest in our services in Japan, which, because of our dependence on the Japanese market, could negatively impact our revenue;

•	We may need to make future costly investments in network infrastructure, research and development and other investments which would further hurt our profitability;

•	Our cost of revenues may adversely affect our financial results if we contract for more backbone capacity than we need or if we are unable to reduce our leased line costs as we intend;

•	Increased expenses resulting from our leasing of additional equipment may adversely affect our overall cost structure;

•	Revenues and margins from our growing systems integration business and Internet data center business, which have historically been seasonally stronger toward the end of our second and fourth fiscal quarters as companies in Japan typically make large investments in or around September and March before they close their semiannual and annual budgetary cycles, might not grow and/or be profitable as expected;

•	Because of strong competition in the retail Internet Service Provider, or ISP, market, we may lose ISP customers;

•	As a result of Crosswave’s corporate reorganization,

•	we may lose revenues to the extent that existing or potential customers switch to other services providers;

•	we may incur substantial costs to replace or supplement Crosswave as a service provider in the event that Crosswave’s service becomes partly or wholly unavailable to us;

•	it may become more difficult to market our service offerings as total network solutions; and

•	we expect to recognize an additional ¥1.7 billion in further losses from our loans to Crosswave and approximately ¥0.4 billion losses from our accounts receivable from Crosswave during the fiscal year ending March 31, 2004.

     Please see Item 5., “Operating and Financial Review and Prospects” for more detailed information concerning our losses and other results.

We may not be able to compete effectively, especially against established competitors, which have greater financial, marketing and other resources.

     Our major competitors in the Internet access business and Internet data center business are major telecommunications carriers like NTT Communications, KDDI, Japan Telecom, PoweredCom and their affiliates. In the systems integration business, our major competitors are large hardware vendors like IBM, NEC and Hitachi and systems integrators like NTT Data. Our major competitors have the financial resources to reduce prices in an effort to gain market share or exert financial pressure on competitors like us. Even though NTT and NTT Communications recently purchased shares in our company resulting in the NTT Group becoming our largest shareholder, we plan to continue to operate our company separately and independent from the NTT Group, and thus continue to compete with the NTT Group. Our competitors have advantages over us including:

•	substantially greater financial resources,

•	more extensive and well-developed marketing and sales networks,

•	higher brand recognition among consumers,

•	larger customer bases, and

•	more diversified operations which allow profits from some operations to offset operations with lower profitability, such as the network services for which we are competitors.

     With these advantages, our competitors may be better able to:

•	sustain downward pricing pressure, including pressure on lower-priced Internet access services offered to small- and medium-sized companies and to larger corporations which are our primary target markets,

•	develop, market and sell their services,

•	adapt quickly to new and changing technologies, and

•	obtain new customers.

     In addition, if telecommunications carriers replace their existing switches and equipment with more advanced switches and equipment, this may increase their ability to use their extensive networks for Internet and data transmission, further negatively affecting our ability to compete.

We may not be able to sufficiently maintain existing customers or acquire new customers to sustain or increase our systems integration revenues in the face of fierce competition.

     A significant portion of our expected future revenue depends on our ability to maintain our existing customers and acquire new customers for our systems integration business. Our existing systems integration customer base may not be large enough to provide us with a continuing high level of dependable revenues, as the addition or cancellation of a single project can result in significant fluctuations in revenues. Margins in the systems integration business also tend to be more favorable for the provision of additional services to existing customers than for the initial provision of services to new customers. Competition in the systems integration business in Japan has greatly intensified, with competitors expanding their sales forces and offering more attractive products. We may not be able to attract as many new customers as we need to maintain profitable systems integration operations due to factors such as increased competition, negative publicity related to Crosswave’s corporate reorganization which may cause customers to seek service providers which they believe are more stable, and weak economic conditions in Japan which may cause companies to reduce their investments in technology. Price competition may also hurt our profitability. If we are unable to maintain our current systems integration customer base and acquire new systems integration customers and contracts or if price competition becomes more severe, our revenues may be lower, and the profitability of our systems integration business and our results of operations and financial condition could be materially adversely affected.

We may not be able to retain and acquire customers for our data centers.

     In the field of Internet data center services, competition from other data center operators may attract customers away from us or make it more difficult for us to attract new customers. Other companies in the data center business such as NTT Communications, KDDI, PoweredCom and Japan Telecom may become strong competitors of ours, and if they are successful in the market we could lose customers and it could become difficult for us to attract new customers. Furthermore, once customers leave us and choose another service provider, it may be difficult for us to reacquire those customers in the future.

     In order to improve our competitiveness in the provision of total network solutions, we started operations at two large-scale Internet data centers built and owned by Crosswave in Saitama and Yokohama in early 2003. If we are unable to attract new customers to these centers, we will not be able to achieve the revenues initially anticipated, which could have an adverse effect on our future revenues and results of operations. In addition, due to Crosswave’s reorganization proceedings, we may not be able to continue to use the Saitama and Yokohama data centers in the future on favorable terms or at all, which could seriously impair our ability to attract new customers and to provide high-quality services to existing customers, both of which would have a negative impact on our financial condition and results of operations.

We are currently highly dependent on Crosswave’s network and data centers and any disruption in our ability to use Crosswave’s network and data centers as a result of its corporate reorganization proceedings or otherwise could adversely affect our results of operations.

     We procure significant portions of our network backbone and data centers from Crosswave. We also procure rack space and other essential elements of our Internet data center services from Crosswave. As of March 2003, approximately 80% of our domestic backbone and 45% of our international backbone by cost was attributable to Crosswave. Crosswave’s data centers and backbone are important network components in many of our systems integration projects. In addition, we rely heavily on the Crosswave network in order to market and provide “total network solutions” to our customers.

     Crosswave is undergoing corporate reorganization proceedings in Japan. If as a result of its corporate reorganization or otherwise we were to lose all or some of our ability to use Crosswave’s network, our business may be severely negatively impacted as our ability to provide total network solutions may be limited. If we are unable to continue to use Crosswave’s network, we would be forced to switch to an alternative network provider, but this could require substantial lead time. Although some amount of redundancy is built into our network through contracting with other providers, stoppage of all or some of our key operations could inconvenience our customers through a slowdown in network traffic or a reduction in network redundancy, all of which might cause customers to consider using an alternative service provider. Furthermore, if we are unable to use or are limited in our use of Crosswave’s data centers, or if we are forced to incur additional costs above normal rental fees in order to ensure that the data centers are kept open and running, our business operations and financial condition may be severely negatively affected. Crosswave may also require significant additional funding to strengthen its network buildout, but may choose not to do so.

     In addition, as a result of Crosswave’s corporate reorganization proceedings, if Crosswave is taken over by a third party that is not inclined to work with us, we may be unable to maintain our business relationship to the same extent as at present, or at all, and may be forced to find another suitable Type I provider to work with, which may be difficult, time consuming and costly. Also, Crosswave or any third party potential acquiror of Crosswave may request that we undertake certain activities because we are the largest customer of Crosswave and the company most dependent on Crosswave’s continuity of network services. For example, we may be requested to enter into a long-term commitment to use Crosswave’s services. While we cannot be forced to enter into an agreement that is not in our best interest, we may have to accept some unfavorable terms in order to continue to avail ourselves of Crosswave’s services.

Crosswave’s reorganization may make it increasingly difficult to acquire new customers or retain existing ones.

     Crosswave’s commencement of reorganization proceedings may create concerns among current and potential customers as to our ability to maintain the reliability and quality of our services. Cancellations by existing customers may increase in the future as a result of Crosswave’s reorganization or other factors. Crosswave’s reorganization may also make it difficult for us to acquire new customers. We have marketed ourselves to our customers as a provider of “total solutions”, important components of which are Crosswave’s services, network and data centers. While we plan to continue to use Crosswave’s network and data centers following Crosswave’s reorganization, we may not be able to do so on reasonable terms or at all. If we are unable to do so we would need to find alternative providers and this may have a negative effect on our ability to continue to provide quality services. Loss of large and important customers would have a serious adverse effect on our results of operations, our financial position and our ability to continue to offer our services.

We have substantial indebtedness and, due to Crosswave’s commencement of corporate reorganization proceedings and concerns as to our own financial condition and business prospects, may find it increasingly difficult or expensive to obtain future financing.

     At March 31, 2003, we had significant indebtedness of ¥31.6 billion, a working capital deficiency of ¥3.1 billion and shareholders’ capital deficiency of ¥10.0 billion. Our total liabilities exceeded our total assets by ¥9.1 billion at March 31, 2003. At March 31, 2003, we had ¥3.6 billion in cash. We depend substantially on obtaining financing from banks, the capital markets, strategic investors and other sources to provide us with sufficient capital to fund our losses and invest in the growth of our business.

     Much of our current debt and our affiliated companies’ current debt financing has been provided by the same Japanese banks which provided Crosswave with much of its debt financing. We are dependent on continued good relations with these and other banks in Japan to meet our current and future financing needs. However, as a result of Crosswave’s corporate reorganization and due to increasing pressure from the Japanese government and Japanese bank regulatory institutions on Japanese banks to improve the quality of their loan portfolios, Japanese banks, including those with which we have traditionally had good relations, may be increasingly reluctant to lend us money, or may only do so on less favorable terms. Japanese banks with which we do business have already required us to provide collateral for our borrowings, and we may be required to offer large amounts of additional collateral to secure additional needed financing. The continued operations of our business may be dependent on obtaining future financing and therefore any reluctance on the part of banks to provide such needed financing could have a serious negative impact on our financial condition.

     In light of Crosswave’s commencement of corporate reorganization proceedings and concerns as to our own financial condition and business prospects, it may also be difficult for us to raise money from the capital markets or from strategic investors. In June 2003, we raised approximately ¥1.4 billion in a private placement of our equity securities which we have allocated for use as working capital. In addition, we recently received net proceeds of approximately ¥12.0 billion in connection with a private placement of our equity securities in September 2003, which we plan to use to repay our outstanding 1.75% convertible notes due March 31, 2005 in the aggregate principal amount of ¥15 billion. We may be unable to raise further funds for working capital and other financial needs from investors in future issuances of securities on terms favorable to us, or at all.

     Increased difficulties or expenses in obtaining future financing may prevent us from raising additional capital. If we are unable to do so, our financial condition may become weaker and we may have to substantially curtail our operations.

We may experience increased difficulty in negotiating lease contracts as a result of Crosswave’s corporate reorganization and concerns as to our own financial condition and business prospects.

     Our provision of comprehensive Internet access and network solutions to our customers depends substantially upon our ability to lease important components such as routers, servers, network machines, high-capacity, high-speed digital transmission lines, software and other items needed to perform our operations. As a result of Crosswave’s reorganization and concerns as to our own financial condition and business prospects, one or more component leasing companies may decide to cease doing business with us and our affiliated companies, or only continue to do so on less favorable terms. For example, we may be required to pay for leased goods and services in advance or provide substantial additional cash deposits. If we are unable to lease necessary components on favorable terms, we may be required to purchase the components ourselves, which could add substantially to our operating costs. If we are unable to continue to lease important components for our Internet network, or are only able to do so on less favorable terms, our business operations and financial condition may suffer, and we may have to curtail some of our service offerings.

We depend on our ability to attract and retain qualified personnel.

     If we fail to attract and retain qualified personnel, our business may be adversely affected. Because our network, services, products and technologies are complex, we depend on the continued service of our existing engineering and other personnel and will need to hire additional engineers and research and development personnel. Competition for qualified engineers, research and development personnel and employees in the telecommunications service industry in Japan is intense and there are a limited number of persons with the necessary knowledge and experience. In addition, we may find it difficult to hire and retain key personnel in the future due to uncertainty regarding our company as a result of the Crosswave corporate reorganization and its impact on our financial condition and business prospects.

We depend on our executive officers and their reputation, and if we lose the service of our executive officers or their reputations are damaged, our business and relationship with customers, our major shareholders and those of other IIJ Group companies and employees could suffer.

     Our future success depends on the continued service of our executive officers, particularly Mr. Koichi Suzuki, who is our President and CEO and as well as the president and CEO of most of the other IIJ group companies. We rely on his expertise in the operation of our businesses and on his relationships with our shareholders, the shareholders of the IIJ group companies, our business partners and employees. None of our officers or employees, including Mr. Suzuki, is bound by an employment or noncompetition agreement.

     Some of our current key personnel, including Mr. Suzuki, were previously also members of Crosswave’s management. Mr. Suzuki was President and representative director of Crosswave. As a result, any perception that Crosswave’s commencement of corporate reorganization proceedings reflected poor management could have a negative impact on the image of IIJ’s management and IIJ. If we are unable to retain the service of our executive officers, or their reputations are damaged, it could have a negative impact on the company and its relationship with its shareholders, business partners and employees and as result our financial condition and results of operations.

Our business may be adversely affected if we fail to maintain the reliability and security of our network.

     The reliability of our network could be affected by damage from fire, earthquakes and other natural disasters, as well as from power loss, telecommunications failures and similar events. Much of our computer and networking equipment and the lines that make up our network backbones are concentrated in a few locations that are in earthquake-prone areas. Computer viruses and interruptions in service as a result of the accidental or intentional actions of Internet users and others may also prevent us from providing service to our customers. In addition, the reliability of our network could be seriously damaged as a result of Crosswave’s corporate reorganization. During any period in which we are unable to provide service to our customers, we may be required to forgo the right to payment for service, potentially causing us to lose substantial amounts of revenue. Any problems that cause interruptions in the services we provide could have a material adverse effect on our business, financial condition and results of operations.

In addition to our dependence on Crosswave, we rely greatly on other telecommunications providers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.

     In addition to Crosswave, we rely on other telecommunications carriers such as NTT Communications, KDDI and Japan Telecom for a significant portion of our network backbone and regional NTT companies and electric power companies and their affiliates for local access lines for our customers. We are subject to potential disruptions in these telecommunications services and may have no means of replacing these services, on a timely basis or at all, in the event of any such disruption.

     In the Asia-Pacific region and for the operation of the A-Bone by Asia Internet Holding, we depend on telecommunications carriers in various countries including lesser-developed countries whose quality of service may not be stable or who are more susceptible to economic or political instability where they conduct business.

     We also depend on third-party suppliers of hardware components like routers that are used in our network. We acquire some components from only one or two sources, typically Cisco Systems and Lucent Technologies. A failure by one of our suppliers to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, could delay our ability to expand the capacity and reach of our network.

     Any problems experienced by our telecommunications carriers and other suppliers could have a material adverse effect on our business, financial condition and results of operations.

If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose customers.

     Our markets are characterized by:

•	rapid technological change,

•	frequent new product and service introductions,

•	changes in customer requirements, and

•	evolving industry standards.

     The introduction of services using new technologies, such as the transition from version four of Internet Protocol, or IP, to version six of IP, and the emergence of new industry standards could render our existing services obsolete.

     If we fail to obtain access to new or important technologies or to develop and introduce new services and enhancements that are compatible with changing industry technologies and standards and customer requirements, we may lose customers.

     Our pursuit of necessary technological advances may require substantial time and expense. Many of our competitors have greater financial and other resources than we do and, therefore, may be better able to meet the time and expense demands of achieving technological advances. Additionally, this may allow our competitors to respond more quickly to new and emerging technologies and standards or invest more heavily in upgrading or replacing equipment to take advantage of new technologies and standards.

Rapid growth and a rapidly changing operating environment may strain our limited resources.

     We have limited operational, administrative and financial resources, which could be inadequate to sustain the growth we want to achieve. As the number of our customers and their Internet use increases, as traffic patterns change and as the volume of information transferred increases, we will need to increase expenditures for our network and other facilities in order to adapt our services and to maintain and improve the quality of our services. If we are unable to manage our growth and expansion, the quality of our services could deteriorate and our business may suffer.

If we fail to execute our systems integration projects in a timely or satisfactory manner or if we fail to manage customer data at our Internet data centers in a professional manner we could be sued and our reputation could suffer.

     A significant portion of our future revenue depends on systems integration projects which we, in cooperation with IIJ Technology, Net Care and IIJ Media Communications, have been contracted to perform. We may not be able to perform our responsibilities under these contracts to the satisfaction of our customers, or at all, if we lack a sufficient number of qualified engineers, lack sufficient task-management capabilities for software-development vendors or lack adequate management of customer’s data at our Internet data centers. If we do not execute these services/projects as contracted or fail to manage customer data at our Internet data centers in a professional manner, our receipt of revenues may be delayed or lost altogether and we could be sued by our counterparties, which could in turn have an impact on our reputation, results of operation and financial condition.

Regulatory matters and new legislation could impact our ability to conduct our business.

     The licensing, construction and operation of telecommunications systems and services in Japan are subject to regulation and supervision by the Ministry of Public Management, Home Affairs, Posts and Telecommunications, or MPHPT. We operate pursuant to licenses and approvals that have been granted by the MPHPT. Our licenses are issued under the Telecommunications Business Law to provide telecommunications services through networks owned by other companies, such as Crosswave, which makes us a Type II Carrier. In contrast, Type I Carriers, such as NTT Communications or Crosswave, own or have long-term leases for the networks through which they offer telecommunication services.

     Our Type II license has an unlimited duration. However, this license is subject to revocation by the MPHPT if we violate telecommunications laws and regulations in a manner that is deemed to harm the public interest, if we or any of our directors are sentenced to a fine or any more severe penalty under the telecommunications laws, if we employ a director who was previously sentenced to a fine or more severe penalty thereunder or if we have had a license revoked in the past. We believe our licenses and approvals are in good standing and we expect to be able to continue to fulfill the terms of our licenses and approvals to the satisfaction of the MPHPT. However, there can be no assurance that we will be able to do so.

     Existing and future governmental regulation may substantially affect the way in which we conduct business. These regulations may increase the cost of doing business or may restrict the way in which we offer products and services. The Telecommunications Business Law was considerably amended in July 2003. The amendment, which becomes effective in 2004, includes the elimination of the classification of Type I Carriers and Type II Carriers. We cannot be certain how this will affect us, but anticipate it may lead to increased competition. Furthermore, we cannot predict the future regulatory framework changes of our business. Any changes in laws, such as those described above, or regulations or MPHPT policy affecting our business activities and those of our competitors could adversely affect our financial condition or results of operations. For more information, see Item 4., “Business Overview — Regulation of the Telecommunications Industry in Japan”.

NTT, our largest shareholder, could exercise its influence over us in a manner that may not be in the interests of our other shareholders.

     NTT and its affiliates currently own 31.6% of our outstanding shares. In addition, we have agreed in a subscription agreement with NTT to allow NTT to nominate up to three persons as either directors or statutory auditors of us, subject to approval by our shareholders at a shareholders meeting. Under the subscription agreement, NTT also has preemptive rights to subscribe to its pro rata portion of any future issuances of shares by us in order to maintain its shareholding percentage in the event of future issuances. As a result, NTT may be able to exercise substantial influence over us. In addition, as part of the subscription agreement, we agreed to collaborate with NTT in various businesses. While we intend to conduct our day-to-day operations independent of NTT and its subsidiaries and group companies and believe that NTT similarly plans for us to operate independently, NTT may decide to exercise its substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT could take actions that are in its best interests, which may not be in the interests of our other shareholders.

There are risks associated with our international business.

     By operating our network internationally, we expose ourselves to the risks of international markets and to other risks that do not exist or are less significant in Japan. One of the components of our strategy is to continue to expand our network reach through our network between the United States and Japan to maintain our network quality. In addition, we have invested in a data center business in Korea and one in the Philippines. Our international business operations continue to require management attention and financial resources, both of which are in limited supply. We face significant exposure to risks in connection with our international operations, including:

•	the impact of economic conditions outside Japan,

•	unexpected changes in or delays resulting from regulatory requirements,

•	the rate of the development of the Internet industry in countries in Asia,

•	political and economic instability, and

•	potential unsatisfactory financial returns from the data center businesses in which we have invested in South Korea and the Philippines.

     These factors could adversely affect our future international expansion and, consequently, our business, financial condition and results of operations.

Our investments in affiliated and non-affiliated telecommunications and technology companies may not produce the returns we expect and may require additional funding.

     As part of our business strategy and for maintaining various strategic business relations, in the past years we have invested in a number of companies, including Crosswave Communications Inc. There can be no assurance that we will be able to maintain or enhance the value or performance of such companies in which we have invested or may invest in the future, or that we will achieve the returns or benefits sought from these investments. Our substantial investment in Crosswave, for example, has become worthless due to Crosswave’s financial condition and commencement of corporate reorganization proceedings. In addition, telecommunications companies and other technology companies have experienced a variety of negative developments in recent years, including increased competition and significant volatility in share prices, and have experienced financial difficulties. To the extent that these investments are accounted for by the equity method and to the extent that the investee companies have net losses, our financial results will be adversely affected by our pro rata portion of these losses. Furthermore, we may lose all or part of our investment in these companies if their stock prices decline or these companies go bankrupt.

     We invested in affiliated companies, such as IIJ Technology and Net Care, to expand the service offerings available to our customers. If our affiliated companies need additional financing or are in a difficult financial condition, we may need to provide additional financial support in the form of loans to or additional equity investments in these affiliated companies to enhance or maintain our business synergies with these affiliated companies.

     In addition, we invest in other non-affiliated companies, such as Monex, Inc., an online securities company, in order to further our business relationships with such companies. Other investments on our balance sheet, which includes among other items, investments in such companies were recorded at a book value of ¥3.0 billion at March 31, 2003. This book value could change significantly as a result of poor economic conditions in Japan or a faltering Japanese stock market. Fluctuations in stock price of companies in which we have invested will have an adverse effect on our financial results.

We could be named as defendants in litigation, including in connection with Crosswave’s corporate reorganization, which could have an adverse impact on our business, financial condition and results of operations.

     We are involved in normal claims and other legal proceedings in the ordinary course of our business. We believe that there are no cases currently pending which will have a significant financial impact on us. To our knowledge, no litigation relating to Crosswave in which we are a defendant has been brought but we cannot be certain that we will not be named in a future lawsuit. Any judgment against us in such a lawsuit could have an adverse impact on our business, financial condition and results of operations.

In the likely event we need to raise capital, we may have to sell additional shares of our common stock or securities convertible into our common stock which may cause shareholders to incur substantial dilution.

     In June and September, 2003, we completed private placements of an aggregate of 15,880 shares of our common stock to investors in Japan in order to raise funds for working capital and repayment of convertible notes. It is likely that we will raise additional funds in the future to ensure that we maintain an adequate level of working capital and for other financial needs. If we choose to raise such funds from the issuance of equity shares of our common stock or securities convertible into our common stock, existing shareholders may incur substantial dilution.

Item 4. Information on the Company

A.     History and Development of the Company.

     We are incorporated in Japan as a joint stock corporation under the name Internet Initiative Japan Inc. (“IIJ”). We were founded in December 1992 and operate under the laws of Japan. We began operations in July 1993, making us one of the first commercial Internet service providers in Japan offering Internet access. In February 1994, we acquired a Type II Telecommunications license, which enables us to operate our own international backbone networks. We became a public company in August 1999 with our initial public offering of ADSs on the Nasdaq National Market.

     In October 1998, we established Crosswave Communications Inc. as a joint venture with Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks. Crosswave offers broadband data communication services on Japan’s first nationwide fiber-optic network specifically designed and dedicated to data traffic. ADSs representing Crosswave’s shares of common stock were quoted on the Nasdaq National Market from the time of its August 2000 IPO until being removed by Nasdaq on August 29, 2003.

     On August 20, 2003, Crosswave and two of its subsidiaries filed voluntary petitions with the Tokyo District Court for the commencement of corporate reorganization proceedings, which are proceedings to rehabilitate an insolvent company similar in some respects to Chapter 11 bankruptcy proceedings in the United States. On August 28, 2003, Crosswave and two of its subsidiaries received an order for the commencement of corporate reorganization proceedings from the Tokyo District Court. The Court appointed a preservative administrator to succeed the prepetition management. Crosswave has indicated in its public filings that as a result of severe price competition in the Japanese data communications market and a depressed domestic economy, it has been unable to achieve profitability and has experienced increasing funding constraints. Although Crosswave has indicated in its public filings that it continued to attempt to increase sales, limit capital investments, reduce costs, rationalize the organization to operate more efficiently and find new sources of financing, such measures were insufficient to meet Crosswave’s cash-flow requirements. We understand that Crosswave is currently seeking a financial sponsor as part of its corporate reorganization.

     During the pendency of the reorganization proceedings, we are unable to exercise shareholder or managerial influence over Crosswave and expect our equity interest to be eliminated upon the approval of a reorganization plan or, alternatively if no sponsor is found, upon liquidation of Crosswave. We no longer consider Crosswave to be an IIJ Group company, but regard Crosswave as an important service provider. We are Crosswave’s most important customer and we rely heavily on Crosswave’s network. We currently plan to continue to use Crosswave’s network and offer services with Crosswave jointly, although our continued use of Crosswave’s network depends on the outcome of Crosswave’s reorganization proceedings.

     On June 26, 2003, we completed a private placement of 3,265 of our shares of common stock to investors in Japan for an aggregate amount of ¥1,365,423,000. We plan to use the net proceeds for working capital.

     On September 16, 2003, we completed a private placement of 12,615 shares of our common stock to NTT, NTT Communications, Itochu Corporation, Sumitomo Corporation and other investors in Japan for an aggregate amount of ¥12,000,649,500. As a result of this transaction, the total number of our issued shares of common stock increased to 38,360 and NTT Group shareholdings of us increased to 31.6%. We have also agreed with NTT that it has the right to nominate three persons to serve as either directors or statutory auditors of us, subject to shareholder approval of any nomination. In addition, we and NTT agreed to undertake efforts to jointly engage in the development of broadband and information technology and other related business, to expand the business relationship between the two parties in connection with new business opportunities of us and discuss secondment of employees to each other. We plan to use these net proceeds to repay our outstanding 1.75% convertible notes due on March 31, 2005 in the aggregate principal amount of ¥15 billion.

     Our head office is located at Jinbo-cho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan, and our telephone number at that location is 81-3-5259-6500. Our agent in the United States is IIJ America Inc., 1211 Avenue of the Americas, Suite 2900, New York, New York 10036 and our telephone number at that location is 212-440-8080. We have a Web site that you may access at http://www.iij.ad.jp/. Information contained on our Web site does not constitute part of this annual report.

     For a discussion of capital expenditures and divestitures currently in progress and those for the past three years see “Capital Expenditures” in Item 4.B.

B. Business Overview.

     We offer a comprehensive range of Internet access and network solutions to our customers in Japan. We offer our services on one of the most advanced and reliable Internet networks available in Japan. Our services are based upon high-quality networking technology tailored to meet the specific needs and demands of our customers.

     We offer, together with other companies or independently, a variety of services to our customers as part of our total network solutions. Our primary services are our Internet access services, systems integration services and value-added services, which includes Internet data center services. Our Internet access services range from low-cost dial-up access to high-speed access through dedicated lines for individual and corporate customers. Our systems integrations services are tailored to our customers’ requirements, which include consulting/project planning, systems design, construction of network systems and systems outsourcing. We also sell a significant amount of network-related equipment to our system integration customers as part of our provision of total network solutions. Our value-added services include a variety of data storage and management options for corporate customers as part of our Internet data center services as well as network security and other services.

     Most of our revenues are generated in Japan and in Japanese yen. The table below provides a breakdown of the percentage of total revenues for our primary services over the past three years.

	For the year ended March 31,

	2001	2002	2003

Connectivity services (including Internet Data Center Connectivity Service)	54.5%	45.0%	38.6%
Systems integration services	33.1%	36.0%	34.1%
Value-added services (including Internet Data Center facility and operation services)	6.2%	7.8%	8.2%

     We also offer independently, or together with our group companies, a variety of other value-added services, including:

•	security services, such as managed firewalls with VPN function (“Virtual private networks” provide private capacity transmission services), network intrusion detection and comprehensive network security services,

•	mail server outsourcing services,

•	Web hosting services,

•	content development, distribution and Internet broadcasting services, and

•	gateway services for remote user access and roaming.

     This extensive variety of Internet access services, value-added services, which include Internet data center services, and systems integration services enables our customers to purchase all of their Internet-related services and products through a single source. To support our services and for the convenience of our customers, we offer a variety of hardware, software and other products, such as network equipment, which are mostly sourced from third-party vendors. We aim to be the leading supplier of total network solutions in Japan.

     We have created an Internet network that extends throughout Japan. Our backbone is one of the highest capacity Internet backbones in Japan. Our backbone network is formed by leasing lines from telecommunications carriers. As of March 31, 2003, we operated 29 network operation centers, eleven Internet data centers and 77 POPs, the main points at which our customers connect to our backbone, throughout Japan, which are connected to our network backbone by two STM-16c trunk lines (equivalent to 2.4 Gbps), STM-4c trunk lines (equivalent to 622 Mbps), STM-1 trunk lines (equivalent to 155 Mbps) and other lines. Our backbone network also extends to the United States, with a total capacity of 3.6 Gbps (4 STM-4c trunk lines) as of March 31, 2003.

     In addition to our network, we currently own 26.7% of Asia Internet Holding, the company that operates the A-Bone network. The A-Bone is an Internet network using leased lines that connects nine countries in the Asia-Pacific region, including Japan, China, South Korea, Singapore, Hong Kong, Malaysia, the Philippines, Indonesia and Thailand. Using our network and engineering expertise and pursuant to an agreement with Asia Internet Holding, we operate and manage the A-Bone.

     We also use the network of Crosswave, which is currently undergoing corporate reorganization. Crosswave operates one of the first high-speed telecommunications facilities and networks in Japan designed specifically for data communications. Through DWDM and SONET, advanced multiplexing and transmission technologies, we believe that Crosswave’s network has the capacity to provide over 100 Gbps of bandwidth with multiplexing and transmission equipment upgrades. Crosswave’s network began operating in May 1999 and now extends to almost all prefectures nationwide.

     We are Crosswave’s largest customer and use Crosswave’s network for a significant portion of our domestic backbone. Currently approximately 80% of our domestic backbone by cost is covered by Crosswave’s fiber optic lines. We currently plan to continue to use Crosswave’s network, but are preparing contingency plans in the event that Crosswave’s network becomes partially or wholly unavailable. We have also been utilizing Crosswave’s Japan-US fiber optic STM-4 trunk line (equivalent to 622 Mbps) in addition to the U.S.-Japan lines of KDDI, Cable and Wireless and NTT Communications. However, we plan to switch primarily to international carriers other than Crosswave which have lines optimized for 2.4 Gbps data traffic.

Services

Our Total Network Solutions

     We are a provider of total network solutions. We provide our customers with tailored, end-to-end Internet and private network solutions. The diversity of services we offer permits each customer to purchase individual services or a bundle of services that provide, we believe, the most efficient, reliable and cost-effective solution for that customer’s particular needs.

     The primary resources that we use to provide total network solutions to our customers include:

•	our Internet access services,

•	our systems integration services including ongoing consulting, systems design and construction, operation and management,

•	our line-up of value-added services which includes security and server outsourcing,

•	our Internet data center services, and

•	other network and application services that our group companies provide.

     Our total network solutions for business users is one of the primary focuses of our business. We consult with businesses and other customers to identify their particular situations and needs. We then draw upon our extensive resources to address those needs.

Our Internet Access Services

     Our Internet access services provide access to sites worldwide. We offer two categories of Internet access services: dedicated access services and dial-up access services. Dedicated access services are based on dedicated local-line connections provided by carriers between our backbone and customers. Dial-up access services require customers to connect to our POPs through the public-switched telephone network. The Internet access part of our total network solutions ranges from cost-effective, entry-level dial-up connections from home personal computers to customized Wide-area network solutions deploying a range of the dedicated and dial-up services listed below to connect headquarters, data centers, branch offices and mobile personnel. Currently, large telecommunications carriers such as regional NTTs and other providers are rapidly increasing the variety of last-mile access with ADSL, fiber optic and ethernet-based lines. Such new lines provide inexpensive high-speed, high-capacity last mile access, and we continue to introduce new variations to our Internet access service to accommodate such developments.

     The following table shows the number of our Internet access service subscribers as of the dates indicated:

	As of March 31,

	1999	2000	2001	2002	2003

Dedicated access service contracts:
IP Service
64 kbps – 128 kbps	654	484	295	142	112
192 kbps – 768 kbps	171	155	80	42	35
1 Mbps – 2 Mbps	66	140	240	270	268
3 Mbps – 1.2 Gbps	57	71	111	156	248

Total IP Service	948	850	726	610	663
IIJ Data Center Connectivity Service	—	—	56	110	156
Other dedicated access services	708	1,154	1,870	2,900	4,489

Total dedicated access service contracts	1,656	2,004	2,652	3,620	5,308
Dial-up access service contracts:
IIJ4U	48,195	75,170	95,273	89,213	79,464
Others	10,508	54,970	66,857	171,363	450,320

Total dial-up access service contracts	58,703	130,140	162,130	260,576	529,784

     As of August 31, 2003, we offered the following Internet access services:

Service Type	Summary Description	Pricing

Dedicated access services
IP Service	Full-scale dedicated line service with high-speed access for businesses and other network operators with demanding throughput requirements.	Setup and monthly fees vary according to carrier, line speed, line type and distance involved.

IIJ Data Center Connectivity Service	Full-scale dedicated line service for customers hosted in IIJ Data Centers, with asymmetrical speeds of upstream (from the Internet to Data Center) and downstream (from Data Center to the Internet) transmissions. Upstream speed of 1 Mbps to 4 Mbps is provided with 10 BASE-T interface (downstream 10 Mbps) and 6 Mbps to 48 Mbps with 100 BASE-T interface (downstream 100 Mbps).	Initial setup fee of ¥100,000. Monthly fees from ¥400,000 to ¥100,000,000, depending on the speeds of upstream transmissions.

IIJ FiberAccess/F	Service for dedicated line Internet access using optical lines at either 10 Mbps or 100 Mbps targeted primarily at small- and medium-sized enterprise requirements for high-capacity, high-speed transmissions. SLA (Service Level Agreement), a quality assurance program, is available.	Initial setup fee of ¥50,000. Monthly fees from ¥14,000 to ¥200,000, depending on the speed of connection and the number of IP addresses allocated. Monthly fees do not include optical line charges which are paid directly by the customer to the optical line provider.

IIJ T1 Standard	Packaged dedicated line service offering 1.5 Mbps connection but not including certain features of full-scale IP Service such as dynamic routing and unlimited IP addresses.	Initial setup fee of ¥50,000. The monthly access fee is ¥117,000 for up to eight IP addresses and ¥167,000 for up to 16 IP addresses.

IIJ DSL/F Service	Service for dedicated-line Internet access using ADSL lines at speeds up to 24 Mbps targeted primarily at small- and medium-sized offices and home offices. SLA is available.	Initial setup fee of ¥30,000. Monthly access fees from ¥9,800 to ¥49,800, depending on the number of allocated IP addresses. Monthly charges do not include ADSL charges which are to be paid directly by the customer to the ADSL service provider.

Service Type	Summary Description	Pricing

IIJ ISDN/F Service	Service for dedicated-line Internet access using ISDN lines at speeds up to 128 kbps targeted primarily at small- and medium-sized offices and home offices where ADSL lines are not available.	Initial setup fee of ¥5,000 and monthly access fees from ¥4,800 to ¥6,800, depending on the number of allocated IP addresses. Monthly charges do not include ISDN charges which are to be paid directly by customers to ISDN providers.

IIJ Economy	Service for dedicated-line access to the Internet with inexpensive monthly fees primarily for small- and medium-sized businesses and local and regional offices of corporate groups.	Initial setup fee of ¥40,000. Monthly access fees of ¥38,000 for 64 kbps service and ¥45,000 for 128 kbps service.

Dial-up access services
IIJ Dial-up Standard	Service for corporate users permitting simultaneous Internet access from several dial-up lines under a single contract.	Initial setup fee of ¥5,000. Monthly basic fee of ¥2,000 plus access charges of ¥10 per minute.

Enterprise Dial-up IP Service	Service for businesses offering multiple dial-up accounts at a fixed monthly fee.	Initial setup fee of ¥20,000. Monthly basic fees from ¥3,000 to ¥4,900 per account depending on the number of accounts.

IIJ Dial-up Advanced	Service for corporate users offering bundled low-cost dial-up accounts.	Initial setup fee of ¥5,000. Monthly basic fee of ¥10,000 for the first 50 e-mail accounts including the first two hours access per account, plus ¥5 per minute after two hours.

Dial-up E-rate Service	Service for educational institutions. Service includes Internet access, e-mail and disk space for home pages.	Initial setup fee of ¥5,000, and a yearly fee of ¥30,000.

IIJ4U	Service for individual users which includes Internet access and 5 megabytes of disk space for personal Web pages and e-mail account options for multiple users. Various access options such as ISDN and ADSL are available.	Initial setup fee of ¥1,900. Monthly service fee of ¥800 for the first eight hours and a charge of ¥5 per minute, with a ceiling of ¥4,900.

IIJmio DSL/DF Service	Service for individual users offering Internet connectivity over ADSL at up to 24 Mbps. ADSL access is limited to “FLET’S” lines provided by regional NTTs. The IP address is changed every time a connection is made.	This service does not charge an initial setup fee. Monthly charge is ¥1,400. Monthly charges do not include ADSL charges which are to be paid directly by the customer to the relevant regional NTT.

Service Type	Summary Description	Pricing

IIJmio FiberAccess/DF Service	Service for individual users offering Internet connectivity over optical fiber network at 10 Mbps or 100 Mbps. Optional fiber access is limited to “BFLET’S” lines provided by regional NTTs. The IP address is changed every time a connection is made.	The service does not charge an initial setup fee. Monthly charge ranges from ¥2,000 to ¥7,000. Monthly charges do not include optical fiber access charges which are to be paid directly by the customer to the regional NTTs.

IIJmio DSL/SF Service	Service for individual users offering Internet connectivity over ADSL at up to 24 Mbps. ADSL access is limited to “FLET’S” lines provided by regional NTTs. A fixed IP address is provided with this service.	The service does not charge an initial setup fee. The monthly charge is ¥4,800. Monthly charges do not include ADSL charges which are to be paid directly by the customer to the regional NTTs.

IIJmio FiberAccess/SF Service	Service for individual users offering Internet connectivity over optical fiber network at 10 Mbps or 100 Mbps. Optical fiber access is limited to “BFLET’S” lines provided by regional NTTs. A fixed IP address is provided with this service.	The service does not charge an initial setup fee. The monthly charge ranges from ¥8,000 to ¥12,000, depending on the type of access line. The monthly charges do not include optical fiber access charges which are to be paid directly by the customer to the regional NTTs.

IIJmio MobileAccess Service	Service for individual users offering mobile Internet connectivity through several data communications services provided by mobile telecommunication companies.	The service does not charge an initial setup fee. The monthly charge is ¥300. The monthly charges do not include service charges to IIJ’s access points which are paid directly by the customer to the mobile telecommunication companies.

Dedicated Access Services

     Our lineup of dedicated line access services includes: IP Service, IIJ Data Center Connectivity Service, IIJ FiberAccess/F, IIJ T1 Standard, IIJ DSL/F, IIJ ISDN/F and IIJ Economy. We have recently added ISDN/F (March 2003) to accommodate new access lines. The total bandwidth allocated to our dedicated access services has increased approximately 368% to 42.0 Gbps as of March 31, 2003, from 11.4 Gbps a year earlier.

     IP Service. Our IP Service is a full-scale, high-speed access service that connects a customer’s network to our network and the Internet. This is the core service we offer. As of March 31, 2003, we had 663 customers for our IP Service compared to 610 for our IP Service as of March 31, 2002. The customer chooses the level of service it needs based upon its bandwidth requirements. As of March 31, 2003, we offered service at speeds from 64 kbps to 1.2 Gbps.

     Our IP Service revenues (including revenues of IIJ Data Center Connectivity Service) represented 23.4% of our total revenues for the year ended March 31, 2003 and 25.9% for the year ended March 31, 2002. We believe that as businesses continue to develop Internet capabilities, this service will continue to be the foundation of our total network solutions offerings.

     Subscribers pay a monthly fee for the leased local access line from the customer’s location to one of our POPs. The amount of this fee varies depending on the carrier used and the distance between the customer’s site and our POPs. We collect this fee from the customer and pay this amount to the carrier.

     Although fees are charged on a monthly basis, the minimum contract length is one year. For contracts of at least three years, a 10% per month discount is given. Of our IP Service contracts as of the end of March 2003, 17% were for at least three years.

     We have introduced ATM (Asynchronous Transfer Mode) access, a high speed transmission technology, to our IP Service in several larger metropolitan areas including Tokyo and Osaka. A subscriber may now connect to our network using NTT’s ATM MegaLink service or the equivalent service from other carriers. ATM service was available at speeds from 2 Mbps to 135 Mbps as of March 31, 2003, at rates comparable to our IP Service rates. In addition, we have introduced Ethernet access, utilizing NTT or PoweredCom’s Ethernet local access to provide speeds of 10 Mbps or 100 Mbps.

     We also offer various IPv6-capable Internet access services, namely IPv6 Tunnel, IPv6 Native and IPv6/IPv4 Dual Stack Services. In addition to corporate users, IPv6 Tunnel Service has been available to individual users as well since December 2001. IPv6 is the next generation Internet Protocol which allows IPv6 technology to overcome the problems, such as limited IP address availability, of the protocol generally used, IPv4. Ipv6 technology enables customers to hook-up a vast range of electronic appliances and equipment, including cellular phones, AV equipment, car navigation devices and home electronics. We are the first commercial ISP in Japan to offer IPv6 service and our management believes that we will reap “first-mover” benefits from our initiative. In an effort to promote the dissemination and use of IPv6, we are not currently charging service fees for IPv6 Tunnel Service.

     For our IP Service, we offer service level agreements to our customers to better define the quality of services our customers receive. We were the first ISP in Japan to introduce this agreement.

     We guarantee the performance of the following elements under our service level agreements:

•	100% availability of our network,

•	the maximum average latency, or time necessary to transmit a signal, between designated POPs, and

•	prompt notification of outage or disruption.

     We are able to offer these service level agreements because of the high quality and reliability of our network. Our service level agreements provide customers credit against the amount invoiced for the services if our service quality fails to meet the prescribed standards. In September 2001, we raised the benchmark for an average round trip time across our entire domestic backbone network by decreasing the time from 40 to 30 milliseconds.

     Subscribers to our IP Service receive 24-hour-a-day, seven-day-a-week technical support.

     IIJ Data Center Connectivity Service. We also provide connectivity services with respect to our data centers. Our data center connectivity services are an important part of being able to provide high-quality, high-speed, seamless service to our customers. Our connectivity services are asymmetric, meaning that transmission speeds in both directions are not the same — with the downstream transmission being faster to accommodate greater amounts of information being accessed from the Internet versus being sent to the Internet. The fee structure depends on the transmission capacity required for upstream and downstream transmissions. For downstream transmissions, we offer either 10BASE-T connectivity (10 Mbps) and 100BASE-T Connectivity (100 Mbps). For upstream transmissions, we offer bandwidths from 1 Mbps to 4 Mbps for 10BASE-T connectivity contracts, and 6 Mbps to 48 Mbps for 100BASE-T Connectivity. As of March 31, 2003, we had 156 customers for IIJ Data Center Connectivity Service. In addition to the above, we offer IPv6-capable data center services, which offer the same services using Internet Protocol Version 6 (IPv6).

     IIJ FiberAccess/F Service. IIJ Fiber Access/F services is a dedicated Internet access service that uses “BFLET’S” fiber optic access lines provided by regional NTT companies allowing service at 10 Mbps or 100 Mbps on a best-efforts basis. We began offering this service in August 2001. The service is available in four variations (Business, Basic, Family and Mansion), optimizing each customer’s needs in speed and connection interface. Customers also can choose the number of allocated IP addresses from: 1, 4, 8, 16, 32, 64 and 128. We support this service by providing guarantees of latency rates under service level agreements. As of March 31, 2003, we had 4,489 customers for IIJ FiberAccess/F Service, IIJ T1 Standard, IIJ DSL/F Service, IIJ ISDN/F services and IIJ Economy.

     IIJ T1 Standard. Our IIJ T1 Standard is a connectivity service at 1.5 Mbps that we introduced in October 1999. It is a packaged dedicated line service limited to static routing and allocations of 16 IP addresses. Last mile access must be through NTT’s Digital Access 1500 or similar services from other carriers.

     IIJ DSL/F Service. IIJ DSL/F Service provides dedicated line Internet connectivity via ADSL with speeds up to 24 Mbps. We began offering this service in May 2001. IIJ DSL/F Service is primarily targeted at small- and medium-sized offices and home offices that have access to ADSL lines provided by regional NTT companies under the name of “FLET’S ADSL”. We support this service by providing guarantees of the maximum average latency between designated POPs under service agreements.

     IIJ ISDN/F Service. IIJ ISDN/F Service provides dedicated line Internet access via ISDN lines with speeds up to 128 kbps. We began offering this service in March 2003. IIJ ISDN/F Service is primarily targeted at small-and medium-sized offices and home offices where ADSL lines are not available but have access to ISDN lines provided by regional NTT companies under the name of “FLET’S ISDN”.

     IIJ Economy. IIJ Economy is a packaged Internet connectivity service via a dedicated line at 64 kbps or 128 kbps, targeting small- and medium-sized businesses. We introduced IIJ Economy in November 1997. We currently guarantee latency rates under service level agreements for IIJ Economy.

Dial-up Access Services

     We offer a variety of dial-up access services. Our dial-up access services are an important resource in offering total Internet solutions to corporate customers. Our dial-up services allow frequent travelers to access our network or their own corporate networks through one of our POPs or through our roaming access points. Our dial-up access services are also an important option for large corporate groups that will be linking many offices through our network. Although these corporate groups use dedicated lines for the main offices and their larger regional and local offices, they also typically use our dial-up access services for their smaller branch offices or as a remote-access tool for employees out of the office. We also offer traditional dial-up access service for individuals and an OEM (where we provide services for other companies which sell those services under their own name) service for other network operators, such as Sharp, NTT East and NTT West.

     Our main dial-up access services are our IIJ Dial-up Standard, Enterprise Dial-up IP Service, IIJ Dial-up Advanced, Dial-up E-rate Service, IIJ4U, IIJmio DSL/DF Service, IIJmio FiberAccess/DF Service, IIJmio DSL/SF Service, IIJmio FiberAccess/SF Service and IIJmio MobileAccess Service, all as described in the table above. We also provide Network-type Dial-up IP Service, Terminal-type Dial-up IP Service and UUCP Service to customers, but we are no longer promoting these services.

     We have expanded access to our network through roaming agreements that are an important part of our dial-up access services. We offer global Internet roaming service in 173 countries with over 33,000 access numbers as of August 31, 2003. Additionally, in the United States and Canada through IIJ America, we have roaming access through a toll-free number for areas where we don’t already have local POPs through roaming agreements or otherwise. (We have also expanded our provision of Content Delivery Network Platform, (“IIJ CDN Platform”) on an OEM basis to major broadband service providers, such as Excite Japan.

Our Systems Integration Services

     We offer systems integrations services tailored to our customers’ requirements, which include consulting/project planning, systems design, construction of network systems and systems and operations outsourcing. Our systems integration services mainly focus on Internet business systems and corporate information systems such as Intranet and Extranet. We have built a strong record in various business fields, including the following representative examples:

•	Examples of corporate information systems include:

•	an Extranet enabling data conversion for a major printing company,

•	an Internet environment with a giga-class trunk network as well as a LAN system linking classrooms at a university,

•	Internet server systems for central government ministries and agencies,

•	an Extranet for wholesale transactions by financial institutions, and

•	outsourcing of mail and web security for large manufacturers.

•	Examples of Internet business systems include:

•	online brokerage systems for securities firms,

•	large-scale portal sites for PDA users,

•	“virtual campus” systems including both Internet connectivity and Intranet information services,

•	a B2B online distribution system for digital content, and

•	systems for Internet CATV (Cable TV) infrastructure.

     The fee structure of our systems integration services is based upon the complexity and scale of the project required by the customer. We bill our customers for these services on a fixed fee basis and recognize the revenue when the network systems and equipment are delivered and accepted by the customer.

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

     In the operation phase, by utilizing data center facilities directly linked to our network, we provide a range of outsourcing services, which take maximum advantage of the Internet system, network operation and management know-how of the IIJ group companies. Rather than simply looking after the customer’s content, we take on the customer’s entire computing environment and provide round-the-clock operation and management services, as well as custom-designed monitoring systems. These outsourcing services enable customers to free themselves from the burden of operating the network systems, which demands professional operation and maintenance to ensure prompt and flexible responses to unexpected system problems.

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

     Our value-added services include:

•	Security solutions. As of March 31, 2003, we offered nine main security services that protect customers’ internal networks from unauthorized access and secure remote connections to internal networks: IIJ Security Standard, IIJ Security Premium, IIJ Security Lite, IIJ Security Scan Service, Network Intrusion Detection Service, IIJ Secure Remote Access, IIJ Web Gateway Service, IIJ URL Filtering Service and IIJ VPN Standard. We were the first ISP in Japan to provide firewall services, which we first offered in 1994.

IIJ Security Standard In October 1999, we began offering Security Standard Service pursuant to which we install and manage a round-the-clock operation of firewall systems. The initial setup fee is ¥120,000 and the monthly fee ranges from ¥60,000 to ¥120,000 depending on a number of factors including the number of users, packet filtering performance and 3DES (VPN) (an encryption technology) performance. Since February 2001, a VPN option is available for this service with an initial cost of ¥20,000 and a monthly fee of ¥10,000 per computer.

IIJ Security Premium In July 2000, we began offering “IIJ Security Premium”, a high value-added firewall operation and management service based on Firewall-1, a product which we license from Check Point Software Technologies.

IIJ Security Lite In December 2002, we began offering “IIJ Security Lite”, an economical version of a managed firewall service with limited features of operation and maintenance targeting small- and medium-sized enterprises. The initial setup fee ranges from ¥30,000 to ¥50,000 and the monthly fee ranges from ¥19,800 to ¥35,800.

IIJ Security Scan Service In March 2002, we began IIJ Security Scan Service, a package of scan services targeting small- and medium-sized enterprises to identify security weaknesses in order to prevent illicit access from external networks and to avert virus infection of in-house servers. It is available in two forms: regular monthly scans and one-time spot checks. The form of service can be selected to meet the specific needs of the customer, such as checks for protocol and network configuration or for vulnerability to specific illegal network intrusion. The service was developed with NRI Secure Technologies, a Japanese security assessment and auditing solutions provider. For the regular monthly scan service the initial charge is ¥5,000. The monthly charge for scanning one IP address is between ¥9,000 and ¥25,000, depending upon the type of items to be scanned. For the spot scan service, the basic charge for scanning one IP address ranges from ¥12,000 to ¥30,000, again depending upon the type of items to be scanned.

Network Intrusion Detection Service In April 2001, we began Network Intrusion Detection Service, which offers around-the-clock, non-stop network monitoring and intrusion-detection capabilities, as well as packet information for analyzing detected illicit accesses. The initial cost for the service is ¥300,000, and the monthly fee starts from ¥300,000 and depends on the customer’s traffic volume.

IIJ Web Gateway Service IIJ Web Gateway Service is a service which provides online detection and elimination of viruses and which blocks access to inappropriate websites from company’s internal network. We started the service in May 2003 and the service is provided based on the technology of Trend Micro and Network Appliance.

IIJ URL Filtering Service IIJ URL Filtering Service is a service which blocks access to inappropriate websites by use of IIJ’s proxy server.

IIJ VPN Standard IIJ VPN Standard is a service which provides Internet VPN connectivity among a company’s branch and remote offices based on encryption technology. IIJ rents encryption equipment at customer sites, configurates the equipment for the customer and provides remote monitoring of the encrypted sessions. Initial cost for the service starts from ¥40,000 and monthly fees start from ¥14,000 depending on the equipment features.

IIJ Secure Remote Access IIJ Secure Remote Access is a packaged service combining the new IIJ Dial-up Advanced Service with ID Gateway, which controls remote access to in-house servers protected by firewalls. In addition to the 50 dial-up accounts covered by the base rate, the service will ensure a secure remote environment by controlling accessible servers and utilization protocols for each dial-up account. In May 2002, IIJ Secure Remote Access was upgraded by adding a remote VPN function. The upgrade enables remote users to transmit and receive data with encryption, offering a secure enterprise network environment with a greater variety of access, such as connections from overseas via local ISPs.

•	E-Mail related solutions. As of March 31, 2003, we offered six main e-mail related services enabling customers to outsource administrative tasks for e-mail server related functions: IIJ Post Office Service, IIJ Mail Box Service, IIJ Mail Gateway Service, Mail Operator Service, IIJmio Prime Mail Service and IIJmio Safety Mail Service.

IIJ Post Office Service IIJ Post Office Service is an e-mail operation outsourcing service performed by our e-mail server, enabling a customer to allocate and maintain a number of e-mail accounts under its own domain name for its employees, members or other relevant users. The customer can administer e-mail accounts online through our customer support Web interface. In addition, in December 2002, we added a virus checking option for incoming and outgoing e-mails and an “audit option” to check the content of outgoing e-mails and suspend the ones containing keywords specified in advance.

IIJ Mail Box Service IIJ Mail Box Service is also an e-mail operation outsourcing service performed by our e-mail server. Unlike IIJ Post Office Service, customers do not have to obtain their own domain names. A customer can administer e-mail accounts online through our customer support Web interface.

IIJ Mail Gateway Service In November 2002, we renovated IIJ Mail Gateway to expand the service from large corporate customers to other corporate segments. The service has three options. The first one is virus protection to check the viruses on incoming and outgoing e-mails. The second one is audit to detect the keyword set in advance on the outgoing e-mails. The third one is a combination of the features above. The initial cost is ¥10,000 and the monthly fee ranges from ¥30,000 to ¥50,000 for the first 50 e-mail accounts and an additional fee per account after the first 50 e-mail accounts ranges from ¥300 to ¥650.

Mail Operator Service Mail Operator Service is an outsourcing service for e-mail magazine distribution launched in December 2001. The new service enables users to ease the burden of distribution tasks and prevent possible leaks of subscriber e-mail account information. The service charges ¥20,000 per operation, which includes content distribution to up to 100,000 e-mail accounts.

IIJmio Prime Mail Service IIJmio Prime Mail Service is a deluxe e-mail account service for individuals, emphasizing security, stability and reliability. To achieve tighter security, we pioneered the use of POP/SMTP over SSL, together with SMTP authentication to ensure a higher level of encryption and authorization than currently available in general use. The service places no restrictions on the number of incoming mail items or on incoming mail size. It also offers e-mail backup storage for three months, along with forwarding functions, Authenticated Post Office Protocol (APOP) compatibility, and virus detection and elimination. The basic monthly charge for this service is ¥10,000. In June 2002, we introduced the SLA program to provide quality assurance for our subscribers. Under the SLA program, if the servers drop service for more than 15 minutes, we will give its subscribers a 10% credit against the amount invoiced for the following month’s services. The SLA covers only the availability of servers and not value-added functions such as virus elimination.

IIJmio Safety Mail Service IIJmio Safety Mail Service is a standard e-mail service with an anti-virus function for individual users launched in December 2001. The service employs the InterScan VirusWall developed by Trend Micro Incorporated, and features POP/SMTP over SSL, in addition to SMTP authentication, which ensures a higher level of encryption and authorization than what is currently available for general use. There is no initial charge and the monthly charge is ¥500.

•	Value-added Hosting Solutions. As of March 31, 2003, we offered five value-added hosting solutions enabling customers to manage their web content: IIJ Hosting One, IIJ Web Standard, IIJ Download Site Service, IIJ Document Exchange Service and IIJmio Personal Domain Name Service.

IIJ Hosting One IIJ Hosting One is a hosting service providing users with web, e-mail and Domain Name System (DNS) administration functions in a single package with one gigabyte of disk space. It is mainly targeted at medium-sized enterprises. The hosting servers for this service are managed by us, with a highly reliable and robust data hosting environment with direct connections to our network, one of the largest Internet backbone networks in Japan. The monthly charge for the service is ¥30,000. The service is expected to be terminated and we are not promoting this service anymore.

IIJ Web Standard The IIJ Web Standard allows customers to use their own domain names while providing them with up to 200 megabytes of web hosting space. By limiting specifications, the pricing of the service is kept to a minimum ¥5,000 per month. Additionally, through careful traffic management of the storage space, a high-performance web-server environment for users is ensured. This service mainly targets small- and medium-sized enterprises.

IIJ Document Exchange Service This service is an online storage service with which customers can upload files onto IIJ’s storage server and share them with authorized users. The initial cost is ¥40,000 and the monthly fee is ¥20,000, which includes 1GB of disk space and 50 accounts. The fee for each additional set of 10 accounts is ¥3,000, and each 1GB of additional disk space is ¥10,000 per month.

IIJ Download Site Service IIJ Download Site Service is a hosting service dedicated to high-volume content downloads from the Internet. The service started on a trial basis in November 2001, and the full-fledged service was launched in February 2002. A dedicated hosting server and dedicated bandwidth are established for each contract to ensure constant stable performance. With disk capacity of 500 megabytes per contract on our hosting servers, access is provided at a maximum transmission bandwidth per contract of up to 80 Mbps. The initial charge for the service is ¥50,000. The monthly charge ranges between ¥60,000 and ¥340,000, depending upon the bandwidth. In April 2003, we added the option of 1 Gbps maximum transmission speed for an additional fee.

IIJmio Personal Domain Name Service IIJmio Personal Domain Name Service is a service for individuals to build their own web sites of up to 100 megabytes and use e-mail addresses under their original domain names. The service was launched in March 2002. The initial charge is ¥5,000 and the basic monthly fee is ¥3,800.

•	Our Streaming Solutions. We provide Internet streaming services for live broadcasts over the Internet, as well as streaming server hosting services with our Streaming-On-Demand Channel.

•	Our Network Management Solutions (Omnibus). Omnibus, launched in February 2002, was developed specifically to enable corporate customers to integrate their various network systems by interconnecting them at our Internet data centers. The Omnibus service also integrates customers’ security systems, including firewalls and intrusion detective systems. The initial charge is ¥300,000. Monthly charges depend on the number of ports to be used for the service, ranging from ¥180,000 (six ports) to ¥330,000 (12 ports).

•	Customer support and help desk solutions. We provide comprehensive customer support and help desk solutions that include network monitoring and trouble-shooting services. Most of our customer support services are provided as an integral part of other services we sell.

•	IIJ DNS Services. We offer domain name related services which consist of domain name administration services and domain name server outsourcing services. Domain names such as “.jp”, “.com,” “.net” and “.org” are available.

•	IIJmio Simple DNS Service. IIJmio Simple DNS Service is a service for individuals that provides domain name registration and DNS primary and secondary servers. By enabling customers to edit the DNS records for themselves, customers can build web and mail servers at customer sites more easily.

•	IIJ NetLightning. IIJ NetLightning is a service based on Netli, Inc.’s technology that improves web application performance. By utilizing this service, end users can make faster access to the customer website without any settings and customers can reduce the cost to place mirror sites.

•	IP Phone. In May 2003, we began IP Phone service for individual users of IIJ4U and IIJmio. The telephone service is provided via NTT FLET’S network and customers can make telephone calls with other users connected to NTT FLET’S network or legacy telephones by interconnection with Public Switched Telephone Network.

Network Equipment and Related Integration Service

     In addition to the Internet access and value added services, we sell our originally developed network equipment to connect to the Internet and provide other features such as the following:

     SEIL/neu Series. We started to sell our developed high-end routers SEIL/neu Series in October 2001 through sales agents. The series includes three types, SEIL/neu 128 for ISDN or 64k/128kbps leased line based Internet connection, SEIL/neu T1 for T1 leased line based Internet connection and SEIL/neu 2FE for broadband connection with NTT FLET’S ADSL or BFLET’S services. In November 2002, we added SEIL/ATM for ATM based Internet connectivity and in June 2003 added SEIL/TURBO with more throughput and enhanced VPN features. By combining SEIL/TURBO and other SEIL/neu Series routers, we are able to provide Internet-VPN solutions connecting corporate branches and remote offices of medium and small enterprises. In addition, we are providing rental services for these routers directly to customers.

     IIJ SMF. IIJ SMF (SEIL Management Framework) is a service which provides remote configuration and monitoring features of SEIL/neu Series routers at customer remote sites from central management servers at IIJ and customer main office/data center (Patent Pending). When a customer at a remote site connects the router (service adapter) to the circuit, the adapter is automatically configured and connected to the network. If system integrators utilize this technology, they can reduce the configuration work and maintenance costs at the remote site.

Our Internet Data Center Services

     As part of our value-added services, we offer Internet data center services. Our Internet data center services comprise three primary services which are typically bundled together for our customers: IIJ data center facility services, IIJ data center connectivity services and management and monitoring services. Generally, the service period for all Internet data center services is one year and customers are billed monthly. We recognize revenues for these services on a monthly-billed basis during the service period. Any initial set-up fees received in connection with our value-added services are deferred and recognized over the contract period or estimable average period of service to customers.

     As of March 31, 2003, we had 156 Internet data center contracts, compared with 110 as of March 31, 2002. Contracted bandwidth for Internet data center connectivity service was 9.9 Gbps as of March 31, 2003.

     Our Internet data center facility services are co-location services which allow companies to house their servers and routers off-site on our premises. Our Internet data center facilities are leased from Crosswave and the CRC Solutions Corp. and are equipped with robust security systems, 24-hour-a-day non-stop power supplies and fire extinguishing systems, and have earthquake-resistant construction and high-speed Internet connectivity with IIJ backbones. We also offer basic monitoring and maintenance services for the equipment. This service enhances reliability because we provide 24-hours-a-day monitoring and have specialized maintenance personnel and facilities. The initial cost of our Internet data center services ranges from ¥180,000 to ¥250,000, plus from ¥208,000 to ¥300,000 per rack per month.

     Generally, the service period for our connectivity services is one year and customers are billed monthly. We recognize revenues for these services on a monthly-billed basis during the service period. Any initial set-up fees received in connection with our value-added services are deferred and recognized over the contract period.

     We offer management and monitoring services which we tailor in accordance with our customers’ requirements.

Network

     Our network is one of our most important assets. We have developed and operate a high-capacity network that has been designed to provide reliable, high-speed, high-quality Internet access services.

     We are able to achieve and maintain high speeds through our advanced network architecture, routing technology and load balancing that optimize traffic through our multiple Internet connections.

     The primary components of our network consist of:

•	our backbone, which includes leased lines and network equipment such as advanced Internet routers;

•	POPs in major metropolitan areas in Japan;

•	data centers; and

•	a network operations center, or NOC.

Backbone

     Leased lines. Our network is anchored by our extensive Internet backbone in Japan and between Japan and the United States. As of June 30, 2003, we had a total capacity of 3.6 Gbps between Japan and the United States. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity.

     We lease high-capacity, high-speed digital transmission lines in Japan from various carriers, including Crosswave. As of March 31, 2003, approximately 80% of our domestic backbone traffic on a cost basis was attributable to Crosswave. We currently plan to continue to use Crosswave’s network, including their data center facilities, although our continued use of Crosswave’s network depends on the outcome of Crosswave’s reorganization proceedings.

     With respect to our leased lines to the United States, we have contracts with Crosswave, KDDI, Cable & Wireless IDC and NTT Communications. In the future, we plan to rely primarily on carriers other than Crosswave which have international lines optimized for 2.4 Gbps data traffic. The table below shows our international backbone capacity and cost. Average total capacity is calculated by averaging the international capacity at the end of each month.

International Backbone Capacity and Cost

	For the year ended March 31,

	1999	2000	2001	2002	2003

Backbone cost (thousand yen)	3,722,676	5,660,277	5,548,527	2,469,002	1,644,170
Average total capacity (Mbps)	282.08	620.00	1,162.50	1,778.33	3,408.3
Average cost per 1 Mbps (thousand yen)	13,197	9,129	4,773	1,388	482

     In the United States, our network backbone connects to the following major interexchange (IX) points:

•	MAE West ATM in San Jose, California,

•	Equinix GigE Exchange in San Jose, California,

•	PAIX (Palo Alto Internet Exchange) in Palo Alto, California,

•	NYIIX (New York International Internet Exchange) in New York,

•	MAE East ATM in Ashburn, Virginia, and

•	Equinix GigE Exchange in Ashburn, Virginia.

     Through these IX points we connect to many other ISPs in the United States, including Verio and Sprint.

     In Asia, we have established a backbone connection through the A-Bone, the Internet backbone network covering the Asia-Pacific region. The A-Bone is operated by Asia Internet Holding, of which we own 26.7%. Asia Internet Holding commissioned us to design and build the A-Bone, and we currently manage it.

     Network upgrades. We have placed a high priority on the continued upgrade of the capacity of our networks in order to maintain and improve quality. We first will enhance the quality of our domestic network and our network between Japan and the United States. We will also look to upgrade our network in the Asia-Pacific region as opportunities arise.

     We believe that our total expenditures for additional capacity in the near term will continue to decrease in absolute terms because we believe that the per-unit costs of the lines between Japan and the United States will continue to be reduced further due to the increase of available capacity between Japan and the United States. If trans-Pacific leased line costs do not decline further, we may not realize the cost savings we anticipate and/or we may choose not to add as much capacity as we currently plan.

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

POPs

     Points of Presence, or POPs, are the main points at which our customers connect to our backbone. We provide Internet access from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of March 31, 2003, we had 29 primary POPs which allow for dedicated and dial-up access and include the main Internet backbone routers that form our network. As of the same date, we also had 77 POPs for dial-up access. We also leverage Crosswave’s nationwide network and access points and can easily add additional POPs for either dedicated or dial-up access as demand merits.

     Many of our POPs are located in, or in close physical proximity to, “carrier hotels.” Carrier hotels are facilities where we and other major carriers and ISPs have POPs. These are mainly located at facilities of various carriers in Japan like NTT Communications, KDDI and Japan Telecom. We lease the physical space from these carriers or use such space under other arrangements with terms ranging from one to two years and which can usually be terminated by either party on three to six months’ notice. We maintain our routers and other networking equipment at these POPs. The actual location of our POPs in, or in close proximity to, the same buildings in which the switches and routers of these carriers and ISPs are located offers us the ability to quickly and easily interconnect our equipment with theirs.

Internet Data Centers

     In addition to existing Internet data centers in Yokohama and Tokyo, in the years ended March 31, 2000 and 2001, we set up operations at seven new Internet data centers nationwide in Osaka, Sapporo, Sendai, Nagoya, Kyoto, Fukuoka and a second data center in Tokyo which we use to offer our value-added data center services. In February 2003, we added operations at two other large scale data centers in Yokohama and in Kawaguchi, Saitama Prefecture. These data centers are specifically designed for application hosting, co-location services and high capacity access to our networks. We now have operations at eleven Internet data centers throughout Japan available for services, of which nine centers belong to Crosswave.

     These data centers have 24-hours-a-day, seven-days-a-week operations and security and are equipped with uninterruptible power supplies and backup generators, anti-seismic damage precautions, fire suppression equipment and other features to optimize our ability to offer high-quality services through these data centers.

     In addition, we have invested in data center development outside Japan. We have entered into the “i-Heart” joint venture with Samsung Corp. which operates in Korea with a total investment by us of ¥89 million in May 2000. Our other Internet data center venture, “AyalaPort Makati,” with the Ayala Group in the Philippines, launched in October 2001 with a floor space of approximately 1,800 square meters and a total investment by us of ¥142 million in 2000 and 2001.

Network operations center and technical and customer support

     Our network operations center, or NOC, in Tokyo operates 24-hours-a-day, seven-days-a-week. From our NOC, we monitor the status of our network, the traffic on the network, the network equipment and components and many other aspects of our network including our customers’ dedicated access lines leased from carriers. From our NOC, we monitor our networks to ensure that we meet our commitments under our service level agreements.

Our Group Companies

     We offer our services directly and together with our group companies. Our group companies and Crosswave work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and we market our services and products together with those of Crosswave as total Internet solutions. However, our group companies specialize in different aspects of the Internet and networking. Our customers’ main point of contact is IIJ itself. We then draw upon the resources and specialization of the group companies and Crosswave to offer total Internet solutions.

     The chart below sets out our group companies, including our subsidiaries and principal equity method investees and our ownership of each of them as of September 1, 2003:

     In addition, we own 37.9% of Crosswave. As we are unable to exercise managerial or shareholder influence over Crosswave and expect our equity stake to be reduced to zero by Crosswave’s pending corporate reorganization proceedings, we no longer consider Crosswave to be a group company. Under our current business plan, however, Crosswave will remain an important service provider as discussed below under “—Crosswave Communications Inc.”.

IIJ Technology Inc.

     IIJ Technology Inc. is becoming an increasingly important element in our providing total Internet solutions to our customers. IIJ Technology Inc. is incorporated under the laws of Japan. IIJ Technology provides comprehensive Internet network systems integration and consulting services, focusing on design, operation, and consulting for corporate networks (LANs, enterprise networks, Intranets) and their security systems. IIJ Technology assists customers in creating private IP networks, such as Intranets or virtual private networks, that securely isolate internal network traffic from public Internet traffic and provide each site on the private IP network access to other sites as well as to the Internet. IIJ Technology can integrate an organization’s multiple sites in different locations in Japan.

     As of September 1, 2003, we owned 64.1% of IIJ Technology.

     IIJ Technology had sales of approximately ¥16,722 million for the year ended March 31, 2003. As of March 31, 2003, IIJ Technology had approximately 136 full-time employees, and 25 were seconded from us.

IIJ Media Communications Inc.

     IIJ Media Communications Inc. provides expert services to help customers exploit the potential of the Internet as a new communications medium. IIJ Media Communications is incorporated under the laws of Japan. IIJ Media Communications’ core business is providing various hosting and home page development services as well as Internet broadcasting services. For this purpose, IIJ Media Communications engages in research and development of the newest technologies for media communications, such as streaming technologies including multicast and portal service applications, and incorporates the technologies into various applications.

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

     As of September 1, 2003, we owned 50.1% of IIJ Media Communications.

     IIJ Media Communications had sales of approximately ¥782 million for the year ended March 31, 2003. As of March 31, 2003, IIJ Media Communications had approximately 34 full-time employees, 34 of whom were seconded from us.

Net Care, Inc.

     Net Care Inc. provides a broad array of support services, from monitoring and troubleshooting to network operations and an end-user help desk. Net Care, Inc. is incorporated under the laws of Japan.

     As of September 1, 2003, we owned 52.5% of Net Care.

     Net Care had sales of approximately ¥1,880 million for the year ended March 31, 2003. As of March 31, 2003, Net Care had approximately 250 employees, and 13 were seconded from us.

IIJ America Inc.

     IIJ America Inc. is a U.S.-based Internet access provider, catering mostly to U.S.-based operations of Japanese companies. IIJ America is incorporated under the laws of the state of California.

     As of June 30, 2003, we owned 91.3% of IIJ America and IIJ Technology owned 8.7%. To improve the capital situation of IIJ America, we made a capital investment of $2,000,000 in December 2002.

     IIJ America had revenues of $8,588 thousand for the year ended December 31, 2002. As of March 31, 2003, IIJ America had approximately 14 employees, four of whom were seconded from us.

Asia Internet Holding Co., Ltd.

     Asia Internet Holding Co., Ltd. was created to own and manage the A-Bone, which is a high-speed Internet backbone network that connects countries in the Asia-Pacific region to a common network infrastructure. Asia Internet Holding is incorporated under the laws of Japan.

     Currently, the A-Bone ties into networks in Japan and eight other countries in the region: Singapore, Hong Kong, Malaysia, Indonesia, the Philippines, Thailand, South Korea and China (PRC). Asia Internet Holding has network operations centers in each of these countries. The A-Bone also connects to the United States through our network. The primary customers of Asia Internet Holding are telecom carriers and ISPs throughout Asia including Japan.

     As of March 31, 2003, we own 26.7% of Asia Internet Holding. We operate and manage the A-Bone pursuant to an agreement with Asia Internet Holding for which we are paid ¥7 million per month. The agreement is a yearly contract that renews automatically although it may be terminated by either party upon two months prior notice in writing. We operate the A-Bone from our network operations center in Tokyo.

     Asia Internet Holding had sales of approximately ¥1,448 million for the year ended March 31, 2003. As of March 31, 2003, Asia Internet Holding had approximately 12 employees, four of whom were seconded from us and three of whom worked part time.

atom Co., Ltd.

     atom Co., Ltd. is primarily a Web page design company that aims to define new forms of design work using digital technology in all network-based aspects of design from content production to graphic design. atom is incorporated under the laws of Japan. As of March 31, 2003, we owned 40% of atom, which had sales of approximately ¥763 million for the year ended March 31, 2003. As of March 31, 2003, atom had 60 employees, three of whom worked part time.

Internet Multifeed Co.

     Internet Multifeed Co. provides the location and facilities for directly connecting high-speed Internet backbones with content servers to make distribution on the Internet more efficient. Internet Multifeed is incorporated under the laws of Japan. We developed their technology jointly with NTT. Internet Multifeed launched new IX (Internet eXchange — where major ISPs exchange network traffic) services named JPNAP in Tokyo in May 2001 and expanded the service to Osaka in December 2001.

     Through its multifeed connectivity and multifeed housing services, Internet Multifeed has already connected major ISPs to its premises. Having such an environment, Internet Multifeed provides multifeed housing services for content providers, which allows them to distribute content more efficiently by reducing the number of networks that data must travel through. Major news company customers include Asahi Shimbun, Nikkei, Mainichi and Yomiuri. Matsui Securities, one of Japan’s largest Internet security companies, is also one of its customers.

     As of March 31, 2003, we owned 26% of Internet Multifeed and IIJ Technology and IIJ Media Communications each own 2%. Internet Multifeed had sales of approximately ¥1,452 million for the year ended March 31, 2003. As of March 2003, Internet Multifeed had approximately 14 full-time employees, two part time employees and two employees seconded from us.

Crosswave Communications Inc.

     Crosswave provides broadband data communications infrastructure and services to businesses and telecommunications carriers in Japan through its high-speed backbone, Wide-area Ethernet platform and data center services. Crosswave’s nationwide fiber optic network is specifically designed for the high-speed transmission of data.

     Crosswave is a Type I carrier, which allows it to provide telecommunications services through its own telecommunications circuit facilities. As a Type I carrier, Crosswave is required to make its tariff-based services available on the same terms and conditions to all customers.

     We have actively participated, as a contractor and through our seconded employees, in the planning and design of Crosswave’s network and services. We worked closely with Crosswave to ensure that its network is well suited, in terms of quality of technology and otherwise, to integrate with our network and the services we currently offer and will offer in the future.

     On August 20, 2003, Crosswave and two of its subsidiaries filed voluntary petitions with the Tokyo District Court for corporate reorganization proceedings, which are proceedings to rehabilitate an insolvent company similar in some respects to Chapter 11 bankruptcy proceedings in the United States. Crosswave has indicated in its public filings that as a result of severe price competition in the Japanese data communications market and a depressed domestic economy, it has been unable to achieve profitability and has experienced increasing funding constraints. Although Crosswave has indicated in its public filings that it continued to attempt to increase sales, limit capital investments, reduce costs, rationalize the organization to operate more efficiently and find new sources of financing, such measures were insufficient to meet Crosswave’s cash-flow requirements. We understand that Crosswave is currently seeking a financial sponsor as part of its corporate reorganization. As a result of these proceedings, we expect our 37.9% ownership interest in Crosswave to be eliminated upon the approval of a reorganization plan or liquidation of Crosswave. Under our current business plan, however, Crosswave will remain an important service provider and a key component of our total solutions, although our continued use of Crosswave’s network depends on the outcome of Crosswave’s reorganization proceedings.

     Crosswave’s primary services. We, together with Crosswave, are primarily responsible for the sales and marketing of Crosswave’s services, although Crosswave also uses third party agents throughout Japan. In addition, we market Crosswave’s services as an agent and as part of the services offered by the IIJ Group.

     Crosswave offers two main types of services, Network services and Data Center services. Network services include Wide-area Ethernet Platform Service, Wide-area IP Platform Service, High-speed backbone service, International backbone service and Dial-up port service.

•	Wide-area Ethernet Platform Service. Crosswave offers Wide-area Ethernet Platform Service mainly for corporate customers, particularly those with multiple offices, buildings, factories, laboratories or shops. The service provides customers with a seamless LAN environment over a large geographic area. The service offers “multi-point-to-multi-point” architecture in which LAN networks connect to each other seamlessly through our high-speed network. This architecture, incorporating multi-point-to-multi-point Ethernet switching, allows a customer’s headquarters and branch offices, which may be separated by long distances, to communicate with each other as if they were part of the same LAN without the need for any additional equipment, thereby realizing a seamless LAN environment over a wide area with higher reliability at lower costs. Crosswave provides either a 10 base-T or a faster 100 base-T interface depending on a customer’s access speed and preference.

•	Wide-area IP Platform Service. This service is mainly for corporate customers that have hundreds or thousands of locations scattered throughout Japan, including gas stations, franchise retail convenience stores and chain restaurants or shops. By utilizing Crosswave’s existing nationwide backbone and the installed user authentication system, this service builds secure private broadband networks for corporate customers at relatively reasonable costs. This service provides solutions for customers with multiple locations who previously lacked sufficient bandwidth at certain local stations and suffered rising communications costs and operational difficulty due to a large number of nationwide sites. The Wide-area IP Platform Service is currently available in 11 cities and prefectures (Tokyo, Saitama, Chiba, Kanagawa, Hokkaido, Miyagi, Aichi, Osaka, Hyogo, Fukuoka and Shizuoka). Fees for this service consist of an initial setup charge and monthly fees.

•	High-speed backbone service. The high-speed backbone service is for telecommunications carriers, network operators such as ISPs and companies with large data transmission requirements such as cable television broadcasters and media organizations. This service currently offer speeds of up to 9.6 Gbps (gigabits per second) using DWDM, or Dense Wave-length Division.

Multiplexing, and SONET, or Synchronous Optical Network Technology, transmission technologies. Furthermore, Crosswave offers point-to-point dedicated backbone services with Ethernet interface of 10 Base-T, 100 Base-TX and 1000 Base-LX. Crosswave’s 1000 Base L-X service, called Gigabit Ethernet Backbone Service, was launched in April 2002. Gigabit Ethernet Backbone Service and 9.6 Gbps items have initially been provided in the area between and peripheral to our data centers located in Tokyo, Osaka and Nagoya. The pricing structure for these services is primarily based on bandwidth, not distance.

•	International backbone service. Crosswave’s international backbone service conducts international telecommunications services for data transmission and leased circuits. Pricing is based on bandwidth and destination.

•	Dial-up port service. Crosswave offers this service targeted mainly at value-added network operators such as ISPs. This service allows customers to offer nationwide dial-up access to their own networks via our network. This service is offered nationwide through Crosswave’s access points located in 81 cities throughout Japan. Authorized users who want to access a network supported using this service call the telephone number of the closest access point using a telephone or ISDN line. The call is then transmitted over Crosswave’s network to the remote access server of the customer’s network located in Crosswave’s data centers.

•	Data center services. Crosswave currently has nine data centers in operation in major metropolitan areas in Japan — Tokyo, Yokohama, Osaka, Nagoya, Sapporo, Sendai, Fukuoka, Kyoto and Saitama. This service is for a wide variety of customers, including large companies and value-added network service providers, such as application and digital content service providers, and new entrants into the Japanese telecommunications market that require high-speed access to networks and resources, co-location and operational support for their systems. Crosswave personnel operate and manage each of the data centers, and outsource certain support and maintenance services to Net Care, an IIJ group company, and other third-party providers. At the data centers, Crosswave provides services that, together with services offered by IIJ, provide total network solutions to end users.

     Our contributions to Crosswave. We have invested heavily in Crosswave, but as a result of Crosswave’s commencement of corporate reorganization proceedings, we have written off our equity investment in Crosswave as well as a ¥5.0 billion security deposit advanced to four Japanese commercial banks on behalf of Crosswave in connection with financing provided by these banks to Crosswave. We also will write off ¥1.7 billion of outstandings loans and approximately ¥0.4 billion of accounts receivable outstanding to Crosswave for the fiscal year ending March 31, 2004.

     Transactions with Crosswave. Our transactions with Crosswave from April 1, 2002 through June 30, 2003, are as follows:

     From April 1, 2002 through June 30, 2003, we paid approximately ¥7,606 million to Crosswave for services. During this period, IIJ Technology paid ¥335 million for services that IIJ Technology purchased from Crosswave. We received payments of approximately ¥779 million from Crosswave for network equipment that we sold to Crosswave during this period. During this period, IIJ Technology received ¥533 million for network systems that IIJ Technology sold to Crosswave. We also received approximately ¥651 million in various access services that we provided Crosswave during this period.

     From April 1, 2002 through June 30, 2003, we seconded a number of employees to Crosswave. For the services of these employees, we received approximately ¥232 million from Crosswave. Additionally, Net Care received approximately ¥1,153 million for services that were outsourced by Crosswave.

     In May 2002, to assist Crosswave in securing loan financing, we entered into a ¥5.0 billion Cash Deficiency Support Agreement with Crosswave and four Japanese commercial banks. The security deposit of ¥5.0 billion which IIJ provided was acquired by the banks when Crosswave filed of a petition for commencement of corporate reorganization proceedings. Accordingly, we now hold a claim [in subrogation] against Crosswave in the amount of ¥5.0 billion. For further information on this agreement, see Item 10.C. “Material Contracts”. In addition, IIJ has guaranteed ¥3.2 million of annual rent payments of Crosswave.

Capital Expenditures

     The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus payments on capitalized leases, for the last three years.

	For the year ended March 31,

	2001	2002	2003

		(millions of yen)	(unaudited)
Capital expenditures, including payments on capitalized leases	¥3,963	¥3,773	¥4,893

     Our future capital expenditures are difficult to predict given the rapid changes and uncertainties in our business. Most of our capital expenditures relate to the expansion and improvement of our existing network, including the leasing of lines that form our network backbone and the installation of the routers and servers necessary to offer services on our network. Our current plans call for us to make capital expenditures, including payments on capitalized leases, of approximately ¥4.0 to ¥5.0 billion in each of the next few years to increase the access to our networks to maintain the current network quality. In addition, we will continue to add equipment to our network as we expand the capacity of our network.

     We have not made any material divestitures in the current or past three fiscal years, except the loss on disposal of property and equipment of ¥112 million occurred in March 2003 and was mainly due to our move to new headquarters.

Seasonality

     See Item 5.D, “Trend Information — Factors Affecting Our Future Financial Results — System integration revenues including related equipment sales revenues — Seasonality”.

Sales and Marketing

     Our sales headquarters is in Tokyo. We also have branches in Osaka, Nagoya, Sapporo, Sendai, Toyota, Toyama, Hiroshima, Fukuoka and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2003, we had approximately 207 people working in sales and marketing.

     We organize our sales personnel into four distinct, separate divisions: sales, sales planning, sales administration and new business promotion.

     Personnel in our sales divisions are further separated into three sections:

•	Two of the sections focus on our total network solutions and work with large corporate clients, including telecommunications carriers and ISPs, financial institutions, manufacturing, government institutions, universities and other schools. In order to provide total network solutions, personnel in our sales divisions work closely with other IIJ group companies such as IIJ Technology as well as with important service providers such as Crosswave.

•	One of the sections focuses on sales outside of Tokyo.

     In addition to the above, we have three divisions in our sales/marketing organization: marketing, strategic sales division and business planning and development division. The marketing division promotes marketing communications through advertisement activities as well as organizes conferences and seminars given for targeted customers in order to enhance awareness of our total network solutions. The strategic sales division includes our contact center, which promotes our various network services for small- and medium-size businesses by making calls to potential customers. This contact center works with our third party sales agents. We have around 10 sales agents as of March 2003. The business planning and development division promotes new business development including CDN (Content Delivery Network) business.

     In April 2003, we reorganized the sales divisions and separated them into the four sections:

•	One of the sections focuses on total network solutions and works with government institutions and media organizations.

•	One of the sections focuses on our total network solutions and works with large corporate clients, including telecommunications carriers and ISPs, financial institutions, manufacturers, universities and other schools. In order to provide our total network solutions, personnel in our sales divisions work closely with other IIJ group companies.

•	One of the sections focuses on our Internet connectivity and value added services and works with large and medium sized companies, or sales agents, to expand our services to other corporate customers.

•	One of the sections focuses on sales outside of Tokyo.

Customers

     We have approximately 6,000 business and other institutional customers and approximately 530,000 individual subscribers which includes individuals through OEM services as of March 31, 2003. Our main customers continue to be major corporations including ISPs. We were awarded “the best service provider of year 2002” title in a major annual survey conducted by Nikkei Communications, a leading telecom industry trade magazine. According to the survey, which encompassed responses from 856 corporations in Japan and was released on December 2, 2002, we were ranked number one in qualifying categories of broadband services, dedicated access services and dialup access services.

Research and Development

     We have always focused on advancing the use of networking technologies, including the Internet in Japan. Many of our engineers regularly participate in industry organizations and government-sponsored research projects such as researching new Internet protocol standards, namely Internet Protocol Version 6 (IPv6). These engineers have continued to develop innovative services, applications and products, many of which have set the standard for the Internet industry in Japan. We continue to strive to develop new services, applications and products. Our research and development efforts are a fundamental part of that effort.

     Our research and development expenses averaged less than 1.0% of total revenues for the past two consecutive years. For the years ended March 31, 2003, 2002 and 2001, our research and development expenses were ¥414 million, ¥319 million and ¥287 million, respectively, most of which was personnel expense. The level of research and development expenditures is low in relation to our total costs primarily because we do not engage in extensive research and development of new technologies and products that require large investments. Rather, as noted above and as set forth in more detail below, we are intensively engaged in daily research and development activities. We focus on monitoring the developments in the industry and in developing new and innovative services and applications by using and modifying existing technologies and products.

     As of March 31, 2003, we had approximately 102 people working in our research and development organization, all of whom also have additional responsibilities in the Technology Department. Our research and development staff works very closely with our sales and marketing personnel and technical engineers to ensure that our research and development efforts are closely aligned with the demands of our customers.

R&D Organization

     We have organized our research and development staff to promptly and effectively address the rapidly changing technological environment in the Internet. Research and development on practical applications of new and developing technologies is the responsibility of the Technology Department, the Service Administrative Department and of the IIJ Research Lab.

     Technology department. As of March 31, 2003, the Technology Department comprised the following divisions:

•	Operations Division, which operates IIJ backbone network and Internet service hosts;

•	Network Engineering Division, which designs network infrastructures including Internet data centers and software development aimed at enhancing network monitoring and traffic management;

•	Applied Technology Division, which develops network security technology and applications such as firewalls;

•	Media Technology Division, which develops multimedia distribution systems such as IP multicast and Internet broadcasting;

•	Planning and Development Division, which manages technology implementation for various new services;

•	Project Promotion Division, which develops backoffice applications such as customer databases, billing systems and service management systems; and

•	Product Development Division, which designs network-related products, such as network monitoring devices and routers.

     Service administrative department. As of March 31, 2003, the Service Administrative Department comprised the following divisions:

•	Customer Support Division, which operates customer-related back-office tasks such as management of customer databases, billing flow, etc.; and

•	Internet Technology Division, which is responsible for technological requirements of each IP services customer.

     In April 2003, we established the Network Integration Division, which develops network solutions and outsourcing projects for corporate users.

     In August 2003, we reorganized the Technology Department and the Service Administrative Department into three departments, the Business Development Department, the Development Department and the Operation Department, aiming to establish a more efficient service development structure.

     IIJ Research Lab. We established the IIJ Research Lab in April 1998 to engage in R&D of new basic network technologies. For example, through the IIJ Research Lab, we are participating in various research and development activities in cooperation with organizations from the private and academic sectors to promote the deployment and implementation of IPv6. For example, the output of the joint undertaking with WIDE project is distributed freely in order to promote the introduction of IPv6 on a worldwide scale. IPv6 is designed to solve problems inherent in the current version of IP, which is IPv4, such as IP address space depletion. In addition, IPv6 is expected to provide new network features such as ubiquitous networking.

R&D Strategy

     Our primary research and development objective is to continue to develop innovative services, applications and products that will meet the current and future demands of our customers and that will continue to be at the forefront of the Internet industry in Japan. In furtherance of this objective, our research and development efforts currently are focused on a variety of projects, including:

•	continued improvement of our SEIL router and new SEIL Management Framework, systems which we developed specifically to be integrated into IIJ’s network-related services;

•	research relating to the methodology of configuration of routers and other servers;

•	research relating to behavior of Internet routing systems;

•	software development for management of border gateway protocol, or BGP, which is protocol that allows routers to exchange routing information on the TCP/IP network;

•	research for Internet traffic monitoring and management;

•	development of software and evaluation of hardware relating to improving the operations of routers located on our customers’ premises; and

•	research and development of IPsec, which is a secure version of IP that provides secure communication channels over the Internet.

     A second research and development objective is to continue participating in or otherwise closely monitoring the new products, developments and initiatives of manufacturers and standards-setting and research groups. Through these efforts, we seek to ensure that we have timely and effective access to new technologies and that we implement these technologies effectively. Because the rate of change in technology relevant to our business is so rapid, we believe that the sophistication and experience of our research and development personnel is an important part of our success.

Proprietary Rights

     Although we believe that our success is more dependent upon our technical, marketing and customer service expertise than our proprietary rights, we rely on a combination of trademark and contractual restrictions to establish and protect our technology.

Licenses

     We have acquired a license from Check Point Software Technologies which allows us to provide managed firewall services for high-end users using Check Point’s Firewall-1 and Provider-1 products.

     Since June 1999, we are also a licensee under an agreement with WatchGuard Technologies, Inc. for the right to use WatchGuard’s managed firewall service products which provide the ability to manage, update and configure firewalls remotely.

     We have acquired a license from Trend Micro Incorporated which will allow us to add the option of virus scanning to our e-mail hosting and e-mail services.

     We are also a licensee under an agreement with RSA Security Inc. which enables us to provide advanced secure remote access service to our customers.

     Additionally, we are a licensee under an agreement with NRI Secure Technologies, Ltd. which enables us to provide service to investigate and identify any security problems in our customers’ networks.

Trademarks

     We have applied for trademark registrations of our corporate name, “Internet Initiative Japan Inc.” and certain other corporate and product names in Japan, the United States and certain European countries. As of June 30, 2003, there were six applications pending and 22 which have been granted.

Legal Proceedings

     We are involved in normal claims and other legal proceedings in the ordinary course of business. Except as noted below, we are not involved in any litigation or other legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on us or our operations.

     In December 2001, a class action complaint alleging violations of the federal securities laws was filed against us in the United States District Court for the Southern District of New York, naming as defendants IIJ, Koichi Suzuki — our President, Chief Executive Officer and Representative Director, Yasuhiro Nishi — our Director, Chief Financial Officer and Chief Accounting Officer, and the Goldman Sachs Group Inc. and Morgan Stanley Dean Witter, Inc. — both of which served as underwriters of our initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and all such actions have been included in a single coordinated proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002. The amended complaint alleges, among other things, that the underwriters of our initial public offering (i) entered into certain alleged compensation arrangements with the underwriters’ clients, such as undisclosed commissions or tie-in agreements to purchase stock in the after-market, and (ii) engaged in manipulative practices to artificially inflate the price of our stock in the after-market subsequent to the initial public offering. The IIJ defendants are named in the amended complaint pursuant to Sections 11 and 15 of the Securities Act of 1933, as amended, and Sections 10(b) and 20(a), and Rule 10b-5 of the Securities Exchange Act of 1934, as amended, on the basis of an alleged failure to disclose the underwriters’ alleged misconduct. The complaint seeks unspecified damages. On July 15, 2002, we joined in an ‘omnibus’ motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. In June 2003, we approved a settlement with the plaintiffs in this matter. The settlement releases us and the individual defendants for liability for the conduct alleged in the action. Under the settlement, we agreed to assign away, not assert, or release certain potential claims we may have against our underwriters. Approximately 260 defendant issuers participated in this settlement. As to financial impact on us, the settlement provides that the class members will be guaranteed $1 billion dollars in recoveries by the insurers of the issuers. In addition to IIJ’s portion of the proposed settlement, some of the defense costs incurred would be borne by our insurer in another individual agreement. Consequently, we believe that there will be no significant financial impact on us as a result of this matter. Final approval of this settlement is required by the United States District Court for the Southern District of New York.

Regulation of the Telecommunications Industry in Japan

     The MPHPT regulates the Japanese telecommunications industry. Type I Carriers and Type II Carriers, including us, are regulated by the MPHPT primarily under the Telecommunications Business Law.

The Telecommunications Business Law

     The Telecommunications Business Law, which became effective in 1985, authorizes the MPHPT to regulate two types of telecommunications companies, Type I Carriers and Type II Carriers. Type I Carriers include NTT Communications, NTT East, NTT West, KDDI, Japan Telecom and other new common carriers, including Crosswave, as well as cellular or other mobile operators. Type I Carriers provide telecommunications services by establishing their own telecommunications circuit facilities. Type II Carriers are telecommunications carriers other than Type I Carriers. Type II Carriers may engage in the businesses of telecommunications circuit resale and the provision of Internet services. Type II Carriers provide telecommunications services to customers by using the telecommunications facilities of Type I Carriers, typically NTT East and NTT West.

     Historically, the MPHPT required Type I Carriers to own the telecommunication circuit facilities they used to provide telecommunications services. As a result of deregulation, however, the MPHPT modified this requirement in 1997. Type I Carriers may now lease telecommunications circuit facilities on a long-term basis and under stable conditions from the owner of the facilities. The MPHPT refers to such a lease as an indefeasible right of use, or IRU. This modification in the regulations allowed Crosswave, by virtue of its IRU agreement with KDDI, to obtain a Type I Carrier license. In December 1999, the MPHPT released its “Guidelines for Network Establishment” according to which in order to qualify as an IRU the following requirements must be satisfied:

•	the agreement may not be unilaterally terminable by the owner of the facilities;

•	a reasonable usage fee for the whole term of the agreement must be determined;

•	the owner may not grant any security interest in the facilities to any third-party; and

•	the agreement must not be less than ten years.

     The fourth requirement was further relaxed in September 2001. Now, instead of having a term of not less than ten years, a term of not less than one year may be the basis of an IRU if the term can be renewed automatically and the agreement cannot be terminated by the owner of the facilities without the consent of the lessee.

     In June 2001, the Telecommunications Business Law was amended to allow Type I Carriers to engage in wholesale telecommunications services for other Type I Carriers and Type II Carriers with prior notification to the MPHPT. The amendment took effect on November 30, 2001. As a result of this amendment, Type I Carriers may construct a partial segment of their network by purchasing wholesale telecommunications services made available by other carriers.

     Among Type I Carriers, a carrier which operates an essential local network for the enhancement of user benefits and the general and rational development of telecommunications, designated by the MPHPT as “Category I Designated Telecommunications Facilities”, and a carrier which operates a mobile telecommunications network exceeding the ratio criteria provided by the MPHPT and ensures adequate and smooth interconnection with telecommunications facilities of other carriers, designated by the MPHPT as a “Category II Designated Telecommunications Facilities”, are subject to special regulation by the MPHPT.

     Type II Carriers are not allowed, in principle, to provide telecommunications services through their own telecommunication circuit facilities. Therefore, if a carrier wishes to provide telecommunications services through its own circuit facilities, the carrier must obtain a Type I license under the Telecommunications Business Law. A telecommunications carrier may simultaneously hold a Type I license and a Type II license if the services offered under each license are kept separate and distinct according to the requirements of the Telecommunications Business Law. Alternatively, a carrier of one type is permitted to own a carrier of the other type.

     The following table summarizes some of the major regulatory requirements applicable to Type I and Type II Carriers:

	Type I Carriers	Type II Carriers

		Special Type II	General Type II

Government Regulation:
a. Start-up of services	Permission from MPHPT required	Registration with MPHPT required	Notification to MPHPT required
b. Rates and charges	Notification* to MPHPT required	Notification to MPHPT required	Unregulated
c. Share acquisition by foreign investors	Unregulated**	Unregulated	Unregulated

*	Type I Carriers which operate Category I Designated Telecommunications Facilities are required to receive MPHPT approval for their Interconnection charges.

**	Prior notification is required under the Foreign Exchange and Foreign Trade Law. This is not applicable to purchasers of ADSs. A one-third foreign ownership restriction is applicable only to NTT (which was changed from a 20% foreign ownership restriction on November 30, 2001).

Regulations of Special Type II Carriers

     The following regulations apply to us as a Special Type II Carrier.

     Registration. Special Type II Carriers must obtain registration from the MPHPT before commencing a Special Type II business. The applicant must specify the categories of services to be provided and the facilities to be used by the carrier. Our registration as a Special Type II Carrier is made under the service category of “data transmission.”

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

     Revocation of registration. If a Special Type II Carrier has violated the provisions of the TBL or any orders or administrative decisions, and is determined to harm the public interest, its registration may be revoked by the MPHPT.

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

     A telecommunications carrier that provides universal service, that is a basic telecommunications service, and is designated an Eligible Telecommunications Carrier, or ETC, must make an effort to provide its services fairly, equitably and in a stable manner on a nationwide and non-discriminatory basis. A carrier that provides universal service will be entitled to receive a subsidy as an ETC upon application to MPHPT. The subsidy will be provided to the ETC by the Universal Service Support Institution, which has been established for the purpose of ensuring provision of universal services through contributions. In order to support the Universal Service Support Institution, contributions are collected from other carriers which have entered into interconnection agreements with an ETC. We may be subject to the obligation of paying a certain amount as a contribution to the Universal Service Support Institution if we enter into an interconnection agreement with an ETC.

New Regulatory Framework under the Amended Telecommunications Business Law Effective in 2004

     The Telecommunications Business Law was considerably amended in July 2003. The amendments to the Telecommunications Business Law, which become effective within nine months from the date of promulgation in part and one year for the rest, include, among other things,:

•	the elimination of the classification system of Type I Carriers and Type II Carriers;

•	deregulated regulations on charges and terms and conditions for providing services by Carriers; and

•	the introduction of certain terminal-equipment-supplier’s declaration of system conformity.

     In line with the elimination of carrier’s classification, the approval system for business entries and withdrawals will be replaced by a registration/notification system, regulations pertaining to service offerings, tariff setting and interconnection between carriers will be liberalized, regulations to protect service users such as announcement of withdrawal, explanation of important matters on services and swift processing of complaints will be introduced, and an authorization system allowing priority usage of public utilities conducive to facilitation of circuit facilities deployment will be introduced.

     After the Amended Telecommunications Business Law becomes effective in 2004, major regulatory requirements will be changed as follows:

a.	Start-up of Services

•	Registration with the MPHPT required for carriers which exceed criteria to be established by MPHPT’s ordinances in relation to the size of circuit facilities and the size of geographic area where the circuit facilities are installed.

•	Notification to the MPHPT required for carriers other than the above.

b.	Charges and Tariffs

•	Unregulated, in general. The requirement that standard terms and conditions be applied equally to all users was repealed.

•	Prior notification to the MPHPT required for basic telecommunications services and designated telecommunications services. Among the designated telecommunications services, the telecommunications services to be specified by MPHPT annually will be subject to price cap regulations, under which carriers will be required to obtain approval from the MPHPT if a proposed change of charge exceeds the price cap. Providing these telecommunications services other than pursuant to the terms and conditions notified to the MPHPT is prohibited, unless minor exceptions apply.

c.	Articles of Interconnection Agreements

•	Unregulated, in general.

•	Approval from the MPHPT required for Category I Designated Telecommunications Facilities.

•	Notification to the MPHPT required for Category II Designated Telecommunications Facilities.

d.	Right of Way Privilege for Authorized Carriers

•	Authorization on the entire or a part of a carrier’s telecommunications business by MPHPT for the privileged use of land or other public utilities for circuit facilities deployment is required.

e.	Merger, Business Transfer or Divestiture of Carriers

•	Post facto notification to MPHPT without delay is required.

f.	Business Suspension, Abolition or Dissolution of Carriers

•	Post facto notification to MPHPT without delay is required. Prior announcement of withdrawals to service users is required in accordance with MPHPT’s ministerial ordinance.

g.	Foreign Capital Participation

•	Unregulated. Prior notification is required under the Foreign Exchange and Foreign Trade Law. This is not applicable to purchasers of ADSs. The one-third foreign ownership restriction is applicable only to NTT.

     The Implementation Ministerial Ordinances for the Amended Telecommunications Business Law have not been stipulated by the MPHPT as of September 19, 2003.

C. Organizational Structure.

     See the information contained in “ — Our Group Companies” above.

D. Property, Plants and Equipment.

     See the information contained in “ — Network”, “ — Backbone”, “ — POPs”, and “ — Internet Data Centers” above.

Item 5. Operating and Financial Review and Prospects.

A.     Operating Results.

     You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the notes to those financial statements beginning on page F-1 in response to Item 8 and Item 18. This discussion and analysis contains forward-looking statements and you should read the risk factors relating to forward-looking statements appearing at the beginning of this annual report.

Overview

     We are a leading provider of a comprehensive range of Internet access services and network solution services in Japan. We were founded in December 1992 and began offering Internet access services commercially in July 1993. We were one of the first commercial ISPs in Japan.

     Our primary sources of revenues are connectivity services, comprised of dedicated Internet access services and dial-up Internet access services, systems integration services, equipment sales as part of our provision of total network solutions and other value-added services such as Internet data center services, security services, and mail server outsourcing services. Substantially all of our revenues are from our customers in Japan.

     We also provide various applications services and systems operation and maintenance services, such as systems development and integration for business-to-business and business-to-consumer networks, outsourcing projects, Web design, content development and distribution, network monitoring and call center support. We are the main point of contact for customers for these various services as well as Crosswave.

     In order to provide our customers with total network solutions, we provide our services directly or by working together with the subsidiaries and affiliates of the IIJ group or with Crosswave. We refer to our subsidiaries and certain affiliates as our group companies, and we have invested heavily in and exercise significant influence over these companies. We have consolidated four of our group companies — IIJ Technology, IIJ Media Communications, IIJ America and Net Care. We account for our non-consolidated group companies by the equity method.

     We accounted for Crosswave under the equity method for the years ended March 31, 2001, 2002 and 2003. As a result of Crosswave’s financial condition, we recognized an impairment loss for the full value of our investment in Crosswave at March 31, 2003. As a result of Crosswave’s commencement of corporate reorganization proceedings in August 2003, we also plan to write off additional loans extended to Crosswave in May and June 2003 and accounts receivable owed to us by Crosswave in the year ending March 31, 2004 and no longer account for Crosswave under the equity method. Crosswave remains, however, an important service provider for our provision of total solutions to our customers. Crosswave has indicated in its public filings that as a result of severe price competition in the Japanese data communications market and a depressed domestic economy, it has been unable to achieve profitability and has experienced increasing funding constraints. Although Crosswave has indicated in its public filings that it continued to attempt to increase sales, limit capital investments, reduce costs, rationalize the organization to operate more efficiently and find new sources of financing, such measures were insufficient to meet Crosswave’s cash-flow requirements. We understand that Crosswave is currently seeking a financial sponsor as part of its corporate reorganization.

     On June 26, 2003, we completed a private placement of 3,265 of our common shares to investors in Japan for an aggregate amount of ¥1.4 billion. We plan to use the net proceeds for working capital. On September 16, 2003, we completed a private placement of 12,615 shares of our common stock to NTT, NTT Communications, Itochu Corporation, Sumitomo Corporation and other investors in Japan for an aggregate amount of ¥12.0 billion. As a result of this transaction the total number of our issued common shares increased to 38,360 and NTT and its affiliates became a 31.6% owner of our company.

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

     For a discussion of factors affecting our future financial results, see “Item. 5.D. Trend Information”.

Results of Operations

     As an aid to understanding our operating results, the following tables show items from our statement of operations for the periods indicated in millions of yen amounts (or thousands of U.S. dollars) and as a percentage of total revenues.

	Year Ended March 31,

	2001		2002		2003

					(unaudited)
		(millions of yen except for percentage data)					(thousands of
							U.S. dollars)
REVENUES:
Connectivity and value-added services revenues:
Dedicated access:
IP Service including Data Center Connectivity Services	¥10,193	32.0%	¥10,326	25.9%	¥10,298	23.4%	$87,216
Others (including IIJ FiberAccess/F, IIJ Ethernet Standard, IIJ DSL/F, IIJ T1 Standard, IIJ Economy)	2,760	8.6	3,977	9.9	3,517	8.0	29,791

Total dedicated access	12,953	40.6	14,303	35.8	13,815	31.4	117,007
Dial-up access	4,423	13.9	3,644	9.1	3,155	7.2	26,723
Value-added:
Data Center facility and operation services	1,063	3.4	1,448	3.6	1,442	3.3	12,210
Other	899	2.8	1,652	4.2	2,161	4.9	18,304

Total value-added	1,962	6.2	3,100	7.8	3,603	8.2	30,514
Other	592	1.8	1,668	4.2	1,726	3.9	14,616

Total connectivity and value-added services	19,930	62.5	22,715	56.9	22,299	50.7	188,860
Systems integration, including related equipment sales	10,556	33.1	14,356	36.0	15,013	34.1	127,150
Equipment sales	1,390	4.4	2,834	7.1	6,706	15.2	56,799

Total revenues	31,876	100.0	39,905	100.0	44,018	100.0	372,809

COST AND EXPENSES:
Cost of connectivity and value-added services:
International backbone cost	5,549	17.4	2,469	6.2	1,644	3.7	13,925
Domestic backbone cost	2,574	8.1	3,187	8.0	3,591	8.2	30,417
Local access line cost	3,142	9.9	3,872	9.7	3,862	8.8	32,709
Other connectivity cost	1,366	4.3	1,375	3.4	1,532	3.5	12,977
Depreciation and amortization	2,192	6.9	2,474	6.2	2,957	6.7	25,041
Other	4,160	13.0	6,423	16.1	6,801	15.4	57,599

Total cost of connectivity and value-added services	18,983	59.6	19,800	49.6	20,387	46.3	172,668

Cost of systems integration, including related equipment sales:
Cost of equipment sales related to systems integration	2,755	8.6	3,303	8.3	3,377	7.7	28,601
Other	6,362	20.0	9,011	22.6	9,713	22.0	82,267

Total cost of systems integration	9,117	28.6	12,314	30.9	13,090	29.7	110,868
Cost of equipment sales	1,289	4.0	2,540	6.4	6,417	14.6	54,345

Total cost of revenues	29,389	92.2	34,654	86.9	39,894	90.6	337,881
Sales and marketing	3,252	10.2	3,038	7.6	3,176	7.2	26,901
General and administrative	1,618	5.1	1,840	4.6	2,205	5.0	18,671
Research and development	287	0.9	319	0.8	414	1.0	3,508

Total cost and expenses	34,546	108.4	39,851	99.9	45,689	103.8	386,961

OPERATING INCOME (LOSS)	(2,670)	(8.4)	54	0.1	(1,671)	(3.8)	(14,152)

OTHER INCOME (EXPENSES):
Interest income	454	1.4	122	0.3	68	0.1	571
Interest expense	(643)	(2.0)	(659)	(1.6)	(733)	(1.7)	(6,207)
Foreign exchange gains (losses)	1,132	3.6	255	0.6	(280)	(0.6)	(2,369)
Other — net	(44)	(0.2)	(661)	(1.6)	(324)	(0.7)	(2,746)

Other income (expenses) — net	899	2.8	(943)	(2.3)	(1,269)	(2.9)	(10,751)

	Year Ended March 31,

	2001		2002		2003

		(millions of yen except for percentage data)					(thousands of
							U.S. dollars)
LOSS FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT)	¥(1,771)	(5.6)%	¥(889)	(2.2)%	¥(2,940)	(6.7)%	$(24,903)
INCOME TAX EXPENSE (BENEFIT)	(926)	(2.9)	1,099	2.8	912	2.1	7,719
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	160	0.5	24	0.1	153	0.4	1,298
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES:
Equity method net loss	(4,015)	(12.6)	(5,482)	(13.7)	(5,625)	(12.8)	(47,644)
Impairment loss on investment in and deposits for Crosswave					(7,153)	(16.3)	(60,583)
Total	(4,015)	(12.6)	(5,482)	(13.7)	(12,779)	(29.0)	(108,227)

NET LOSS	¥(4,700)	(14.8)%	¥(7,446)	(18.7)%	¥(16,477)	(37.4)%	$(139,551)

Year ended March 31, 2003 (unaudited) compared to the year ended March 31, 2002

Total Revenues.

     Our total revenues increased 10.3% to ¥44.0 billion for the year ended March 31, 2003 from ¥39.9 billion for the previous fiscal year. The primary drivers of this growth were increases in equipment sales, which are closely linked to our systems integration business, and increases in systems integration revenues. Value added services revenues also increased.

     Connectivity and value-added services revenues. Revenues from connectivity services and value-added services, which comprise our dedicated access, dial-up access and value-added services and other services, decreased 1.8% to ¥22.3 billion for the year ended March 31, 2003 from ¥22.7 billion for the previous fiscal year.

•	Dedicated access. Revenues from dedicated access services decreased 3.4% to ¥13.8 billion for the year ended March 31, 2003 from ¥14.3 billion for the previous fiscal year. This decrease was the result of contract cancellations by ISPs affiliated with regional electric power companies and decreasing unit prices as a result of increased competition. Decreased revenues from IIJ T1 Standard, IP Service and IIJ economy service were partially offset by increased revenue from our IIJ fiber access/F Service and IIJ DSL/F service.

•	Dial-up access. Revenues from dial-up access services decreased 13.4% to ¥3.2 billion for the year ended March 31, 2003 from ¥3.6 billion for the previous fiscal year. This decrease was the result of declining revenues from our conventional dial-up access services and IIJ4U services. This decrease in IIJ4U revenues was due not only to the decrease in the number of subscribers but also to a shift to the lower-end IIJ4U fixed price service by users of NTT’s FLET’S services. The decrease was offset partially by growing demand for dial-up access services provided on an OEM basis.

•	Value-added services. Our value-added services revenues increased 16.2% to ¥3.6 billion for the year ended March 31, 2003 from ¥3.1 billion for the previous fiscal year. This increase reflected growth in security-related services and mail support services, in part as a result of focusing sales efforts more on these higher margin services. Internet data center services amounted to ¥1.4 billion for the year ended March 31, 2003, the same general level as the previous fiscal year.

•	Other. Other revenues, which included rental fees for network equipment, customer support service, and sale of Wide-area Ethernet services, amounted to ¥1.7 billion for the year ended March 31, 2003, a slight increase from the previous fiscal year. The increase reflected improved performance by Net Care and increased sales of Wide-area Ethernet services, which offset the decrease in rental fees for network equipment.

     Systems integration revenues. Our revenues from systems integration, which include equipment sales related to systems integration, increased 4.6% to ¥15.0 billion for the year ended March 31, 2003 from ¥14.4 billion for the previous fiscal year. Systems integration revenues accounted for 34.1% of our total revenues during the period compared to 36.0% in the previous year. This growth in our systems integration business reflected primarily the increase of recurring fees from systems operation and monitoring services.

     Equipment sales. Our equipment sales increased 136.6% to ¥6.7 billion for the year ended March 31, 2003 from ¥2.8 billion for the previous fiscal year, mainly as a result of a larger than expected increase in sales of telecommunications equipment. Sales of our original “SEIL” series of routers, which are expected to serve as a core of the IIJ group’s system management services, also increased.

Total Cost of Revenues.

     Total cost of revenues increased 15.1% to ¥39.9 billion for the year ended March 31, 2003 from ¥34.7 billion for the previous fiscal year. The increase in total cost of revenues reflected primarily an increase in cost of systems integration revenues and cost of equipment sales.

     Cost of connectivity and value-added services revenues. Cost of connectivity and value-added services revenues increased 3.0% to ¥20.4 billion for the year ended March 31, 2003 from ¥19.8 billion for the previous fiscal year. The gross margin in connectivity and value-added services revenues decreased to 8.6% for the year ended March 31, 2003 from 12.8% for the previous fiscal year. This decrease is mainly a result of higher depreciation and amortization cost and higher domestic backbone costs. Domestic backbone cost increased 12.7% to ¥3.6 billion for the year ended March 31, 2003 from ¥3.2 billion for the previous fiscal year, attributable to an increase in connection fees with NTT’s regional access networks (FLET’S). International backbone costs decreased 33.4% to ¥1.6 billion for the year ended March 31, 2003 from ¥2.5 billion for the previous fiscal year. International yearly unit backbone costs decreased 66%. Local access line costs remained at the level of ¥3.9 billion compared to the previous fiscal year.

     Cost of systems integration revenues. Our cost of systems integration revenues increased 6.3% to ¥13.1 billion for the year ended March 31, 2003 from ¥12.3 billion for the previous fiscal year. The gross margin in system integration revenues decreased to 12.8% for the year ended March 31, 2003 from 14.2% for the previous fiscal year.

     Cost of equipment sales. Our cost of equipment sales increased 152.6% to ¥6.4 billion for the year ended March 31, 2003 from ¥2.5 billion for the previous fiscal year. The increase reflected increased equipment sales to our systems integration customers. The gross margin in equipment sales decreased to 4.3% for the year ended March 31, 2003 from 10.4% for the previous fiscal year as a result of higher sales of lower-margin equipment.

Total Costs and Expenses.

     Total costs and expenses, which includes total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased 14.6% to ¥45.7 billion for the year ended March 31, 2003 from ¥39.9 billion for the previous year. The increase in total costs and expenses was primarily a result of the increase in domestic backbone cost, depreciation and amortization and cost of equipment sales.

     Sales and marketing. Sales and marketing expenses increased 4.5% to ¥3.2 billion for the year ended March 31, 2003 from ¥3.0 billion for the previous fiscal year. Increases in other sales and marketing expenses, including sales personnel expenses were partially offset by decreases in advertising expenses.

     General and administrative. General and administrative expenses increased 19.8% to ¥2.2 billion for the year ended March 31, 2003 from ¥1.8 billion for the previous fiscal year. The increase in expenses was due mainly to our move to a new headquarters building and an increase in our administrative staff as a result of the growth of our operations.

     Research and development. Research and development expenses increased 29.8% to ¥0.4 billion for the year ended March 31, 2003 from ¥0.3 billion for the previous fiscal year. These expenses were mainly due to research and development on IPv6 and our proprietary router “SEIL”.

Operating Income (Loss).

     An operating loss of ¥1.7 billion was recorded for the year ended March 31, 2003 compared to operating income of ¥0.1 billion for the previous fiscal year. The operating loss was primarily the result of a loss of connectivity service revenues as a result of contract cancellations by ISPs affiliated with regional electric power companies and by the shift of several smaller corporate clients from the IIJ T1 Standard Service and the IIJ Economy Service to cheaper services.

Other Income (Expenses), Net.

     Net other expenses of ¥1.3 billion were recorded for the year ended March 31, 2003 compared to net other expenses of ¥0.9 billion for the previous fiscal year. The increase primarily reflected the recording of a foreign exchange loss of ¥0.3 billion as compared with a foreign exchange gain in the previous fiscal year.

     Interest income. Interest income decreased to ¥0.1 billion for the year ended March 31, 2003 compared to the previous fiscal year, as a substantial portion of our U.S. dollar-denominated monetary assets were used to fund the operations of our subsidiary IIJ America.

     Interest expense. Interest expense, comprised of interest expense in respect of outstanding loans, convertible bonds and capital lease obligations, increased slightly to ¥0.7 billion for the year ended March 31, 2003 compared to the previous fiscal year. The increase reflected primarily the increase in capital lease obligations which amounted to ¥6.4 billion as of March 31, 2003 from ¥4.8 billion as of March 31, 2002.

     Foreign exchange gains (losses). For the year ended March 31, 2003, we recorded a foreign exchange loss of ¥0.3 billion compared to a gain of ¥0.3 billion for the previous fiscal year. The loss is due to a foreign exchange loss on the U.S. dollar denominated monetary assets attributable to the appreciation of the Japanese yen against the U.S. dollar.

     Other-net. Other expenses for the year ended March 31, 2003 included losses of ¥0.3 billion on the write down of investments in marketable and nonmarketable securities to reflect the decline in value considered to be other than temporary.

Loss from Operations before Income Tax Expense (Benefit).

     Loss before income tax expense (benefit) for the year ended March 31, 2003 of ¥2.9 billion increased primarily as a result of an operating loss.

     Income Tax Expense (Benefit).

     Income tax expense decreased 17.1% to ¥0.9 billion for the year ended March 31, 2003 from ¥1.1 billion for the previous fiscal year. This income tax expense was a result of an increase in the valuation allowance for deferred tax assets, attributable primarily to the income tax effect of unrealized gains which decreased in this period on certain available-for-sale securities.

Minority Interests in Consolidated Subsidiaries.

     Minority interests in consolidated subsidiaries amounted to income of ¥153 million for the year ended March 31, 2003 compared to income of ¥24 million for the previous fiscal year. The increase resulted from a net loss by IIJ Technology.

Equity in Net Loss of Equity Method Investees.

     Our equity in net loss of equity method investees increased to ¥12.8 billion for the year ended March 31, 2003 from ¥5.5 billion for the previous fiscal year. This increase reflected the impairment loss on investment in and deposits for Crosswave and our equity in the loss of Crosswave.

     Net Loss. Net loss for the year ended March 31, 2003 increased to ¥16.5 billion from ¥7.4 billion for the previous fiscal year. The increase in net loss primarily reflects equity in net loss of equity method affiliates of ¥12.8 billion, comprised of equity method net loss and impairment losses on investments in and deposits for Crosswave and a ¥1.7 billion operating loss.

Year ended March 31, 2002 compared to the year ended March 31, 2001

Total Revenues.

     Our total revenues increased 25.2% to ¥39.9 billion for the year ended March 31, 2002 from ¥31.9 billion for the previous fiscal year. The primary drivers of this growth were the increases in revenues systems integration revenues and value added services revenues, in particular, revenues from Internet data center services and security related services.

     Connectivity and value-added services revenues. Revenues from connectivity services and value-added services, which comprise our dedicated access, dial-up access and value-added services, increased 14.0% to ¥22.7 billion for the year ended March 31, 2002 from ¥19.9 billion for the previous fiscal year.

•	Dedicated access. Revenues from dedicated access services increased 10.4% to ¥14.3 billion for the year ended March 31, 2002 from ¥13.0 billion for the previous fiscal year. This increase was the result of capturing broadband demand from CATV operators through our HSMN (High Speed Media Network) structure and strong demand for low-cost, higher-bandwidth service by small- and medium-sized companies. Demand for IIJ T1 standard service and our new service, IIJ DSL/F, also increased. The increase in demand for IIJ DSL/F service offset decreased demand for IIJ economy service. Demand for full-service IP service decreased slightly, mainly as a result of a shift in demand to our Internet data center connectivity services.

•	Dial-up access. Revenues from dial-up access services decreased 17.6% to ¥3.6 billion for the year ended March 31, 2002 from ¥4.4 billion for the previous fiscal year. This decrease was the result of declining revenues from our conventional dial-up access services and IIJ4U services. This decrease in IIJ4U revenues was due not only to the decrease in the number of subscribers but also to a shift to the lower-end IIJ4U fixed price service by users of NTT’s FLET’S services. We also introduced our new high-quality service for individual users, IIJmio service, to offset the decrease in IIJ4U revenues.

•	Value-added services. Our value-added services revenues increased 58.0% to ¥3.1 billion for the year ended March 31, 2002 from ¥2.0 billion for the previous fiscal year. This increase was due to the growth of Internet data center services and security-related services. Internet data center services, increased 36.2% to ¥1.4 billion for the year ended March 31, 2002 from ¥1.1 billion for the previous fiscal year. Other revenues, which included rental router service, customer support service, set up fees of network equipment and resale of Wide-area Ethernet services, increased 83.7% to ¥1.7 billion for the year ended March 31, 2002 from ¥0.9 billion for the previous fiscal year.

Systems integration revenues. Our revenues from systems integration, which include equipment sales related to systems integration, increased 36.0% to ¥14.3 billion for the year ended March 31, 2002 from ¥10.6 billion for the previous fiscal year. Systems integration revenues accounted for 36.0% of our total revenues during the period compared to 33.1% in the previous year. This growth in our systems integration business reflected the increase in large-scale contracts, from the financial sector in particular, and the increase in recurring fees from systems operation and monitoring services incurred by our developing network systems.

Equipment sales. Our equipment sales increased 103.8% to ¥2.8 billion for the year ended March 31, 2002 from ¥1.4 billion for the previous fiscal year, mainly as a result of the increase in sales of telecommunications equipment to Crosswave and in sales of our original router “SEIL” series, which is a core component of the IIJ group’s system management services.

Total Cost of Revenues.

     Total cost of revenues increased 17.9% to ¥34.7 billion for the year ended March 31, 2002 from ¥29.4 billion for the previous fiscal year. The increase in total cost of revenues reflected primarily an increase in cost of systems integration revenues.

     Cost of connectivity and value-added services revenues. Cost of connectivity and value-added services revenues increased 4.3% to ¥19.8 billion for the year ended March 31, 2002 from ¥19.0 billion for the previous fiscal year. The gross margin in connectivity and value-added services revenues substantially improved to 12.8% for the year ended March 31, 2002 from 4.8% for the previous fiscal year. This improvement is mainly a result of the significant decrease in international backbone cost, which decreased 55.5% to ¥2.5 billion for the year ended March 31, 2002 from ¥5.5 billion for the previous fiscal year. In addition, the yearly unit backbone cost declined by approximately 70.9%. Depreciation and amortization cost increased 12.9% to ¥2.5 billion for the year ended March 31, 2002 from ¥2.2 billion the previous fiscal year. Domestic backbone cost increased 23.8% to ¥3.2 billion for the year ended March 31, 2002 from ¥2.6 billion for the previous fiscal year, attributable to the expansion of our domestic backbone capacity, along with rising Internet traffic in Japan. We also upgraded our U.S. domestic backbone network for enhanced service redundancy and stability. Local access line costs increased 23.2% to ¥3.9 billion for the year ended March 31, 2002 from ¥3.1 billion for the previous fiscal year as a result of an overall increase in the number of our dedicated access service subscribers.

     Cost of systems integration revenues. Our cost of systems integration revenues, increased 35.1% to ¥12.3 billion for the year ended March 31, 2002 from ¥9.1 billion for the previous fiscal year. The gross margin in systems integration revenues improved steadily to 14.2% for the year ended March 31, 2002 from 13.6% for the previous fiscal year. This steady increase was due to the increase in recurring fees in system operations, which is generally more profitable than systems development.

     Cost of equipment sales. Our cost of equipment sales increased 97.1% to ¥2.5 billion for the year ended March 31, 2002 from ¥1.3 billion for the previous fiscal year. The gross margin in equipment sales improved to 10.4% for the year ended March 31, 2002 from 7.3% for the previous fiscal year. The revenue increase in our original router “SEIL” contributed to the improvement in equipment sales’ profitability.

Total Costs and Expenses.

     Total costs and expenses, which includes total cost of revenues, sales and marketing expenses, general and administrative expenses, and research and development expenses, increased 15.4% to ¥39.9 billion for the year ended March 31, 2002 from ¥34.6 billion for the previous year. The increase in total costs and expenses was primarily a result of the increase in total revenues.

     Sales and marketing. Sales and marketing expenses decreased 6.6% to ¥3.0 billion for the year ended March 31, 2002 from ¥3.3 billion for the previous fiscal year. This decrease was due to lower advertising costs, which decreased 47.2% to ¥0.4 billion from ¥0.8 billion, resulting from a cutback in the promotion of IIJ4U. Corresponding with a growth in client demand for network solution services, sales personnel expenses increased 12.9% in the year to year comparison.

     General and administrative. General and administrative expenses increased 13.7% to ¥1.8 billion for the year ended March 31, 2002 from ¥1.6 billion for the previous fiscal year. The increase in expenses was due to an increase in our administrative staff as a result of the growth of our operations.

     Research and development. Research and development expenses increased 11.3% to ¥0.3 billion for the year ended March 31, 2002 from the previous fiscal year. These expenses were mainly due to research and development on IPv6 and our proprietary router “SEIL”.

Operating Income (Loss).

     Operating income of ¥0.1 billion was recorded for the year ended March 31, 2002 compared to an operating loss of ¥2.7 billion for the previous fiscal year. Operating income turned positive largely as a result of a significant reduction in cost of connectivity and value-added services revenues.

Other Income (Expenses), Net.

     A loss of ¥943 million was recorded for other income (expenses) — net for the year ended March 31, 2002 compared to a gain of ¥899 million for the previous fiscal year.

     Interest income. Interest income decreased to ¥0.1 billion for the year ended March 31, 2002 from ¥0.5 billion for the previous fiscal year, as our U.S. dollar-denominated monetary assets decreased due to payment in U.S. dollars made for the equity investment in our subsidiary company, IIJ America, and connectivity costs to IIJ America’s network.

     Interest expense. Interest expense increased to ¥0.7 billion for the year ended March 31, 2002 from ¥0.6 billion for the previous fiscal year, due to an increase in interest expenses incurred on our capitalized leases.

     Foreign exchange gains (losses). For the year ended March 31, 2002, we recorded a foreign exchange gain of ¥0.3 billion compared to a gain of ¥1.1 billion for the previous fiscal year. The gains are due to a foreign exchange gain on the U.S. dollar denominated monetary assets attributable to the depreciation of the Japanese yen against the U.S. dollar. The decrease in foreign exchange gain was due to a decrease in our U.S. dollar denominated monetary assets and lower levels of depreciation of the Japanese yen against the U.S. dollar compared to last year.

     Other-net. Other expenses for the year ended March 31, 2002 included losses of ¥433 million on the write down of investments in equity securities to reflect the decline in value considered to be other than temporary.

Loss from Operations before Income Tax Expense (Benefit).

     Loss from operations before income tax expense (benefit) for the year ended March 31, 2002 was ¥889.5 million as compared to ¥1,771.0 million in the previous fiscal year.

Income Tax Expense (Benefit).

     Income tax expense was ¥1.1 billion for the year ended March 31, 2002 compared to a ¥0.9 billion income tax benefit for the previous fiscal year. This income tax expense was a result of an increase in the valuation allowance for deferred tax assets, attributable primarily to the income tax effect of unrealized gains which decreased in this period on certain available-for-sale securities.

Minority Interests in Consolidated Subsidiaries.

     Minority interests in consolidated subsidiaries amounted to income of ¥24 million for the year ended March 31, 2002 compared to income of ¥160 million for the previous fiscal year. This decrease was a result of the improvement in net income of IIJ Technology.

Equity in Net Loss of Equity Method Investees.

     Our equity in net loss of equity method investees increased substantially to ¥5.5 billion for the year ended March 31, 2002 from ¥4.0 billion for the previous fiscal year. This increase resulted primarily from our equity in the loss of Crosswave. Crosswave’s losses related mainly to the cost of data communication services, including fees for the lease of dark fiber and maintenance relating thereto and related depreciation expenses.

     Net Loss. Net loss for the year ended March 31, 2002 increased to ¥7,446 million from ¥4,700 million for the previous fiscal year. While operating income turned positive, the increase in net loss primarily reflects an increase in equity in net loss of equity method investees and the recording of a loss for other income (expenses), net.

B. Liquidity and Capital Resources.

     Our principal capital and liquidity needs historically have related to the development and expansion of our network infrastructure, our investments in current and former group companies, including Crosswave, sales and marketing activities and general working capital needs. We have met these capital needs primarily from cash flows from operations, issuances of our common shares, capital lease arrangements and short-term and long-term borrowings.

Cash Flows

     We had cash of ¥3.6 billion at March 31, 2003 compared to ¥11.0 billion at March 31, 2002.

     The following table presents information about our cash flows during the years ended March 31, 2001, 2002 and 2003:

	Year ended March 31,

	2001	2002	2003

		(Thousands of Yen)	(unaudited)
Net cash provided by (used in) operating activities	¥ (270,586)	¥ 1,161,213	¥ 1,581,692
Net cash used in investing activities	(9,544,214)	(2,457,198)	(7,877,921)
Net cash provided by (used in) financing activities	6,427,791	(1,461,901)	(872,066)
Effect of exchange rate changes on cash	799,277	233,098	(289,272)

Net decrease in cash and cash equivalents	(2,587,732)	(2,524,788)	(7,457,567)
Cash at beginning of the year	16,158,439	13,570,707	11,045,919

Cash at end of the year	¥13,570,707	¥11,045,919	¥ 3,588,352

Year ended March 31, 2003 (unaudited) as compared to the year ended March 31, 2002

     Net cash provided by operating activities was ¥1.6 billion for the year ended March 31, 2003 compared to ¥1.2 billion provided for the year ended March 31, 2002. The change primarily reflected the impact of depreciation and amortization, net changes in operating assets and liabilities, primarily relating to accounts receivable, accounts payable and inventories partially offset by an operating loss for the year ended March 31, 2003.

     Net cash used in investing activities was ¥7.9 billion for the year ended March 31, 2003 compared to ¥2.5 billion for the year ended March 31, 2002. Cash used in investing activities for the year ended March 31, 2003 included a deposit of restricted cash which amounted to ¥5.0 billion for a cash deficiency support agreement and payment of guarantee deposits which amounted to ¥1.3 billion for leasing of a new head office space.

     Net cash used in financing activities was ¥0.9 billion for the year ended March 31, 2003 compared to ¥1.5 billion used in financing activities for the year ended March 31, 2002. Cash used in financing activities for the year ended March 31, 2003 consisted primarily of payments under capital leases funded by short-term and long-term borrowings.

Year ended March 31, 2002 as compared to the year ended March 31, 2001

     Net cash provided by operating activities was ¥1.2 billion for the year ended March 31, 2002 compared to ¥0.3 billion used for the year ended March 31, 2001. The change was primarily a result of the improvement of operating income.

     Net cash used in investing activities was ¥2.5 billion for the year ended March 31, 2002 as compared to ¥9.5 billion for the year ended March 31, 2001. Cash used in investing activities for the years ended March 31, 2002 and 2001 included investments in and advances to equity method investees, mainly Crosswave, Asia Internet Holding and Net Care, respectively, purchases of short-term and other investments and purchases of property and equipment.

     Net cash used in financing activities was ¥1.5 billion for the year ended March 31, 2002 as compared to ¥6.4 billion used in financing activities for the year ended March 31, 2001. Cash used in financing activities for the year ended March 31, 2002 consisted primarily of payments under capital leases. In the year ended March 31, 2002, we converted ¥2.0 billion of short-term borrowings into long-term borrowings.

Liquidity and Capital Requirements

     Our principal capital and liquidity needs in recent years have been for investment in equity method investees, purchase of property and equipment, working capital expenditures, repayment of borrowings and payment of interest.

     We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings, and the proceeds from issuance of securities. We currently expect that cash from operating activities, approximately ¥13.3 billion in proceeds from our private placements in June and September 2003 and our other sources of liquidity will be sufficient to meet our present requirements. However, we believe that we will likely need to raise additional funds in the future through additional equity issuances or otherwise in order to meet our working capital and other financial needs.

     Investment in Equity Method Investees. See Item 4.B, “— Our Group Companies” for information on investment in equity method investees.

     Long-term and Short-term Borrowings. As of March 31, 2003, our short-term borrowings were bank overdrafts of ¥4.8 billion. The weighted average interest rate of our short-term borrowings was 1.375%. We increased our short-term borrowings by ¥1.0 billion in the year ended March 31, 2003 for the repayment of ¥0.4 billion for long-term borrowings and to cover a temporary shortage in working capital. We also had ¥1 billion borrowing further by September 2003 by bank over draft agreements, and do not expect the banks to extend additional amounts under these agreements.

     As of March 31, 2003, we had ¥4.4 billion of outstanding long-term loans payable which consisted of unsecured, fixed rate loans of ¥1.4 billion with a weighted average interest rate of 1.767%, and unsecured, variable rate loans of ¥3.0 billion with a weighted average interest rate of 0.916%. We entered into interest rate swap contracts to manage our interest rate exposure resulting in a fixed interest rate for a portion of our long-term debt. The effective weighted average interest rates for ¥3.0 billion of the long-term loans outstanding at March 31, 2003 after giving effect to such swap agreements were 1.79%. On March 14, 2003, we entered into a long-term installment loan agreement with a leasing company to finance the payment of refundable rental deposits for our new head office. The principal of the loan is ¥1.0 billion. These loans have maturity dates ranging from April 2003 to March 2007. On April 11, 2000 we issued ¥15.0 billion of 1.75% unsecured convertible notes due 2005. The notes are subject to conversion at ¥19,874,689 per share on or before March 15, 2005. The notes are currently redeemable at IIJ’s option at any time before March 15, 2005, in whole or in part, at par with unpaid and accrued interest provided that the closing for our shares for a certain period prior to giving notice of redemption is at least 140% of the conversion price.

     Annual maturities of long-term borrowings and convertible notes outstanding as of March 31, 2003, are as follows:

Year Ending		Thousands of
March 31	Thousands of Yen	U.S. Dollars

2004	¥ 1,943,735	$16,463
2005	16,548,246	140,156
2006	1,152,056	9,757
2007	755,963	6,403

Total	¥20,400,000	$172,779

     Substantially all of our short- and long-term borrowings contain conditions that allow the banks to require us to provide collateral or guarantees with respect to the borrowings as is customary in Japan. Our primary banks have asked us to provide them with collateral. Our primary banking relationships are with Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank and UFJ Bank. The banks are also shareholders and customers of ours. Our loans from a leasing company were secured by the rental deposits of ¥1.7 billion.

     Working Capital. Our principle working capital requirements are for domestic and international backbone costs, local access line costs, personnel expenses and office rents.

     Property and Equipment. See Item 4.D, “Information on the Company — Property, Plants and Equipment.”

Lease Obligations

     Operating Leases — We have operating lease agreements with telecommunications carriers and others, including Crosswave, for the use of connectivity lines, including local access lines that customers use to connect to IIJ’s network. The leases for domestic backbone are primarily non-cancelable for a minimum one-year lease period. The leases for international backbone available as of March 31, 2003, are entered into with carriers for a lease period of one year and are substantially non-cancelable. We also lease office premises and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2005 and also lease network operation centers under non-cancelable operating leases.

     Lease expenses related to backbone lines for the years ended March 31, 2001, 2002 and 2003, amounted to ¥8,122,256 thousand, ¥5,656,116 thousand and ¥5,235,517 thousand, respectively. Lease expenses for local access lines for the years ended March 31, 2001, 2002 and 2003, which are only attributable to dedicated access revenues, amounted to ¥3,142,392 thousand, ¥3,872,101 thousand and ¥3,861,955 thousand, respectively. Other lease expenses for the years ended March 31, 2001, 2002 and 2003, amounted to ¥1,858,987 thousand, ¥2,764,026 thousand and ¥3,551,006 thousand, respectively.

     Capital Leases — We conduct our connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets at the execution of the capital lease agreements and accumulated depreciation, amounted to ¥8,493,003 thousand and ¥3,772,937 thousand at March 31, 2002 and ¥10,810,872 thousand and ¥5,000,233 thousand at March 31, 2003, respectively.

Leases and Commitments

     As of March 31, 2003, future lease payments under non-cancelable operating leases, including the aforementioned cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payment due by period

		(Millions of yen)

	Total
	contractual	Less than	1 to 3	4 to 5	More than
	amount	1 year	years	years	5 years

Connectivity line operating leases	¥990	¥677	¥282	¥31
Other operating leases (1)	4,692	1,362	3,130	77	123
Capital leases	6,665	2,890	3,274	472	29

Total minimum lease payments	¥12,347	¥4,929	¥6,686	¥580	¥152

Notes:

(1)	See Note 8 to the consolidated financial statements included in this annual report.

     In addition to the above, we have contracted for connectivity lines with Crosswave as of March 31, 2003, that, on aggregate, require monthly payment of ¥410,729 thousand.

     Purchase commitments for network system equipment outstanding at March 31, 2003, amounted to ¥620 million.

     Capital Expenditures. For more information, see Item 4.B., Business Overview — Capital Expenditures”.

Application of Critical Accounting Policies

     In reviewing our financial statements, you should consider the sensitivity of our reported financial condition and results of operations to changes in the conditions and assumptions underlying the estimates and judgments made by our management in applying critical accounting policies.

     The preparation of financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results may differ from these estimates, judgments and assumptions. Note 1 of the notes to our financial statements includes a summary of the significant accounting policies used in the preparation of our financial statements. Certain accounting policies are particularly critical because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by our management in preparing our financial statements.

     We have discussed the development and selection of critical accounting policies and estimates with our board of directors and the board of directors has reviewed the disclosure relating to these, which are included in this “Operating and Financial Review and Prospects”. For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates may require adjustment.

Useful Lives of Property and Equipment

     Property and equipment, net recorded on our balance sheet was ¥9,152 million at March 31, 2003, comprising 28.5% of our total assets. The values of our property and equipment, including purchased software and property and equipment under capital leases, are recorded in our financial statement at acquisition cost, and are depreciated or amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Our total depreciation and amortization expenses for the years ended March 31, 2001, 2002 and 2003 were ¥2,576 million, ¥2,906 million and ¥3,470 million, respectively.

     We estimate the useful lives of property and equipment, in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives at March 31, 2003, were as follows:

Item	Useful Lives (years)

Data communications, office and other equipment	2 to 15 years
Leasehold improvements	3 to 15 years
Purchased software	5 years
Capitalized leases	4 to 7 years

     If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write-off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the years ended March 31, 2001, 2002, and 2003 were ¥24 million, ¥23 million and ¥112 million, respectively.

     Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating cost and expenses.

Impairment of Long-lived Assets

     Long-lived assets consist primarily of property and equipment. We perform an impairment review for our long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This analysis is separate from our analysis of the useful lives of our assets, but it is affected by some similar factors. Factors that we consider important which could trigger an impairment review include, but are not limited to, the impact of the following trends or conditions:

•	significant decline in the market value of an asset;

•	current period operating cash flow loss;

•	introduction of competing technologies or services;

•	significant underperformance of expected or historical cash flows;

•	significant or continuing decline in subscribers;

•	changes in the manner or use of an asset; and

•	other negative industry or economic trends.

     When we determine that the carrying amount of a specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We estimate the sum of expected undiscounted future cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the sum of the expected undiscounted future net cash flows is less than the carrying value of the assets, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or shorter than those projected by management, resulting in reduced cash flows, additional impairment charges for assets not previously written-off may be required. There was no impairment loss for long-lived assets for the years ended March 31, 2001, 2002 and 2003.

Allowance for Doubtful Accounts and Uncollectible Contractual Prepayments

     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. At March 31, 2002 and 2003, we maintained allowances for doubtful accounts of ¥148 million and ¥125 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Deferred Tax Assets

     To date, our deferred tax assets have been offset by a valuation allowance. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize the deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance and deferred tax benefit would increase income in the period such determination was made.

Valuation of Investments

     The balance of our investments in securities is significant and the valuation of such investments requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As at March 31, 2003, we had investments in securities classified as noncurrent assets in the amount of ¥3,040 million. We routinely assess the impairment of our investments by considering whether any decline in value is other than-temporary. The factors we consider are:

•	the length of time and the extent to which the market value has been less than cost;

•	the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment; and

•	our intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. If a decline in value occurs and is deemed to be other-than-temporary, an impairment loss will be recorded to write-down the carrying value of the investment to fair value.

     If, after taking into account these considerations, the decline is judged to be other than temporary, the cost basis of the individual security is written down to a new cost basis and the amount of the write-down is accounted for as a realized loss.

     Losses on write-down of investments in marketable and nonmarketable securities for the years ended March 31, 2002 and 2003 amounted to ¥433 million and ¥191 million, respectively, and are included in other expenses.

New Accounting Standards

     In June 2001, the FASB issued SFAS No. 143, “Accounting for Assets Retirement Obligation,” which is effective for fiscal year beginning after June 15, 2002. The pronouncement addresses the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets and the associated assets retirement costs. We do not expect this pronouncement to have a material impact on our consolidated financial position or results of operations.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity’s commitment to an exit plan, and establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002. We do not expect this pronouncement to have a material impact on our consolidated financial position or results of operations.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for certain provisions, and for hedging relationship designated after June 30, 2003. We do not expect this pronouncement to have a material impact on our consolidated financial position or results of operations.

     In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently assessing the impact of the adoption of EITF Issue No. 00-21 upon our financial position and results of operations.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material effect upon our financial position or results of operations.

C. Research and Development, Patents and Licenses, etc.

     See the information in Item 4.B, “Business Overview — Research and Development”.

D. Trend Information.

Factors Affecting Our Future Financial Results

     We expect that the following are the most significant factors likely to affect our financial results and those of our consolidated subsidiaries. You should also consult Item 3.D, “Risk Factors” and the other portions of this Annual Report on Form 20-F for additional factors affecting our financial results.

Revenues

     We derive our revenues primarily from recurring monthly fees from our Internet access services and our value-added services, as well as one-time project fees and monthly operating fees from systems integration services. We are seeking to increase our revenue growth by enhancing our Internet-access services through the introduction of a greater variety of access options and bandwidth options, by expanding our value-added services, including data center services and systems integration services under our total network solutions strategy, and by focusing our efforts on capturing market share in high-end corporate markets that are most attractive to us.

     Connectivity and value-added services revenues. Our connectivity and value-added services revenues accounted for 50.7% of our revenues for the year ended March 31, 2003, 56.9% for the year ended March 31, 2002, and over 60% of our revenues for the year ended March 31, 2001.

     Dedicated access services. Dedicated access services accounted for 31.4% of our revenues for the year ended March 31, 2003, 35.8% for the year ended March 31, 2002, and 40.1% for the year ended March 31, 2001. Although the significance of these services to the overall mix of total revenues has been declining for the past several years, dedicated access services have been the foundation of our total revenues.

•	Demand for Higher Bandwidth Services. Demand for higher bandwidth services continues to increase. Average contracted bandwidth for dedicated access services including Internet Data Center Connectivity Services increased to 42.0 Gbps for the year ended March 31, 2003 from 11.4 Gbps for the previous fiscal year. In addition, average contracted bandwidth for our IP Service jumped to approximately 20 Mbps for the year ended March 31, 2003 from 9.0 Mbps for the previous fiscal year. The number of IP Service contracts for the highest range of bandwidth, 3 Mbps-1.2 Gbps, increased to 248 for the year ended March 31, 2003 from 156 for the year ended March 31, 2002, which were 37.4 % and 25.5% of our IP revenues, respectively. Average revenues per contract has decreased to approximately ¥1.1 million at the end of March 2003 from ¥1.3 million at the end of March 2002. As revenue per contract is decreasing, we will try to acquire new customers and increase the bandwidth of existing customers. If we fail to maintain the quality of our services which our customers value and appreciate, and/or fail to differentiate ourselves from our competitors, our revenues may be adversely affected.

•	Shift to Lower-Priced Services by Lower-Bandwidth Customers. Lower-bandwidth subscribers have opted to shift to lower-cost services such as our second-tier connectivity services and the service offerings of other ISPs because these subscribers prefer lower-priced services. To increase the number of subscribers to our other dedicated access services, we continue to provide second-tier, lower-priced new Internet access services in order to remain competitive, though these lower-priced services generate lower total revenues due to lower unit prices resulting from fierce price competition. As a result, the number of dedicated access service contracts increased to 5,308 for the year ended March 31, 2003 from 3,620 for the year ended March 31, 2002, despite the decrease in the number of IP service contracts. We had a rapid increase in the number of subscribers to our second-tier service that we refer to as IIJ DSL/F, an access service over ADSL lines at maximum 1.5 Mbps speed. In this second-tier category, IIJ Economy and IIJ T1 Standard used to be the growth driver, but due to the advent of inexpensive DSL access lines subscribers have been switching from IIJ Economy to IIJ DSL/F, which is faster and more inexpensive. If we fail to introduce second-tier services accommodating inexpensive access lines such as ADSL, FTTH (Fiber-to-The-Home) and Ethernet-based lines in a timely manner, our customers may switch to our competitors’ services and our revenues may be adversely affected as this is one of the fastest growing segments of the Japanese access market.

     Dial-up access services. Dial-up access services, which include both services for corporate customers and individual users, accounted for 7.2% of our revenues for the year ended March 31, 2003, 9.1% for the year ended March 31, 2002, and 13.9% for the year ended March 31, 2001.

•	Popularity of OEM Services. A primary focus of our efforts to increase our revenues from individual consumers is our range of OEM services, which have gradually been increasing. For example, Excite Japan markets and sells Internet access services to individual customers under their own names but provide such services through our Internet network infrastructure. Our ability to introduce and expand these services successfully on an OEM basis will affect our revenue growth from this source.

•	Attractiveness of Service Offerings. Our revenues from dial-up access services will be affected primarily by the quality of service provided to subscribers and our ability to attract new customers by offering remote access solutions in combination with dial-up access and security services.

•	Brand-Name Recognition. Our ability to capture market share among individual consumers has been somewhat limited due to our relatively low brand-name recognition among consumers not familiar with the Internet and our limited marketing budget to date. As we have reduced our advertising expenditures substantially and do not expect our brand name recognition to substantially increase, we are focusing on OEM services.

     Systems integration revenues, including related equipment sales revenues. We are currently targeting systems integration to drive growth in revenues and operating income. For the year ended March 31, 2003, systems integration revenues, including related equipment sales revenues increased by 4.6% from the previous fiscal year.

•	Acceptance of Outsourcing Projects. The degree to which Japanese corporations adopt the outsourcing of system integration needs will have a significant impact on our system integration revenues.

•	Revenue Composition. Over the long term, we seek to improve gross margins through systems integration sales. The gross margin for systems integration services was 12.8% for the year ended March 31, 2003 in comparison with 14.2% for the year ended March 31, 2002. We seek to retain our systems integration customers as our customers for higher-margin consulting, co-location services, operation and maintenance, software development and upgrades included in systems integration.

•	Synergies with connectivity services. Most of our systems integration customers become Internet access service customers as well, and we expect these relationships to continue. As with other equipment sales, our revenues in any particular fiscal quarter may vary substantially as a result of concentrated sales from large projects.

•	Seasonality. The primary seasonal variations in systems integration revenues appear to relate to budgetary cycles of Japanese companies and result in greater revenues from systems integration at the end of the first half of the fiscal year and the end of the fiscal year as companies attempt to complete large systems integration projects during those periods. This seasonality may affect our revenues on a quarter-to-quarter basis. Also, lack of large-scale contracts or deferred contracts in the business may adversely affect our revenue growth in systems integration.

     Value-Added Services Revenues. Our value-added services consist of network security services, data center facility services and operation and management services. For the year ended March 31, 2003, Internet data center revenues decreased to ¥1,442 million from ¥1,448 million for the previous fiscal year and increased from ¥1,063 million for the year ended March 31, 2001. We have seen an increase in the number of customers to 156 at the end of March 2003, from 110 at the end of March 2002 and 56 at the end of March 2001.

•	Degree of Acceptance of Value-Added Services. The growth in our revenues from value-added services will depend on whether and to what extent Japanese corporations outsource network security services, server and network management and operations as data traffic grows. Although the Internet data center market is experiencing strong price competition, we expect to capitalize on the market demand by offering not only co-location services, but also comprehensive network solutions services at our data centers in cooperation with our group companies.

•	Other Equipment Sales Revenues. Our other equipment sales revenues consist primarily of sales of networking and other related equipment, other than that provide in connection with our systems integration services. Other equipment sales revenues can fluctuate significantly, in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.

     Other Revenues. As we no longer expect to provide support services to Crosswave to the same extent in the future if at all, we expect this will have a negative impact on other revenues.

     Additional Factors Affecting Revenues.

•	Increase in Business Usage. Our revenues will be affected by the extent and speed with which businesses in Japan exploit the Internet and network solutions to their full potential, including, for example, electronic transactions between businesses and expanding the range of devices that access the Internet. Such services require high-quality and high-capacity connectivity services for both businesses and individuals. Such services also require provision of total network solutions including various Internet access services, systems integration and other value-added services which we believe we are well positioned to provide. The degree of business usage will also depend upon a variety of factors including:

•	technological advances, reliability of security systems and users’ familiarity with and confidence in new technologies;

•	the rate at which Japanese companies in certain industries significantly increase their Internet usage, particularly the financial, manufacturing and retail segments; and

•	corporate budgets for expenditures for information technologies, including Internet-related items.

•	Range of Service Offerings. To increase our revenues from business users, we have increased the access and connectivity options to include fiber optic lines and ADSL lines. We have also completed our multi-site Internet data centers and expanded our service offerings to include systems management and monitoring. We believe these steps will allow us to sell a greater variety of services to our high-end corporate users and to capture a greater amount of the current growth and demand. However, we will still be strongly dependent on increasing acceptance of our services by large Japanese companies and by increases in their information technology (IT) budgets. We expect Internet usage to continue to grow rapidly in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to offer a broad range of services to meet our customers’ demands will significantly influence our future revenues.

Costs and Expenses

     Cost of connectivity and value-added service revenues. Our primary cost of connectivity services and value-added services revenues is the leasing fees that we pay for the leased lines which comprise our network and for the dedicated local access lines that our subscribers use to connect with our network. Other primary components of our costs are depreciation and amortization of capital leases for network equipment, cost of equipment sold, personnel and other expenses for technical and customer support staff and network operation center costs. Most of our network equipment is leased rather than purchased to take advantage of the financing provided by a capital lease arrangement.

     We have invested heavily in the past few years in developing and expanding our network; however, due to a rapid decrease in procurement prices for international backbone lines, our costs have decreased as a result. For the year ended March 31, 2003, our leased line and other connectivity costs were equal to ¥10.6 billion or 24.2% of our revenues. For the previous fiscal year, these costs were equal to ¥10.9 billion, or 27.3% of our revenues.

•	Domestic Backbone Cost. Domestic backbone cost increased to ¥3.6 billion for the fiscal year ended March 2003 from ¥3.2 billion for the fiscal year ended March 2002. We expect domestic backbone costs to continue to rise for fiscal year ending March 31, 2004. If the rate of increase is much greater than we expect and if we do not generate revenues from our connectivity services as traffic increases, our earnings and results of operations will be adversely affected.

•	International Backbone Cost. As expected, our international backbone costs have declined in absolute terms to ¥1.6 billion for the fiscal year ended March 2003 from ¥2.5 billion for the fiscal year ended March 2002. This was due to a rapid decrease in procurement prices for international backbone lines as significant additional capacity between Japan and the United States has come on to the market because of the completion of a number of undersea cables. These lower prices in the procurement market helped us reduce our international backbone costs. As prices have already dropped substantially, even if international backbone costs continue to drop in the next fiscal year, we do not expect decreases to be substantial. If trans-Pacific leased line costs were to rise drastically in contrast with our expectation, our earnings and results of operations would be adversely affected.

•	Dedicated Local Access Line Costs. Dedicated local access line costs remained at the same level of ¥3.9 billion for the year ended March 2003 as the previous fiscal year. Other connectivity costs ¥1.5 billion for the fiscal year ended March 2003 and ¥1.4 billion for the fiscal year ended March 2002. We collect dedicated local access line fees from the subscribers and pay these fees over to the carriers.

     Costs of Systems Integration Revenues and Equipment Sales. Our cost of systems integration revenues and equipment sales generally increases in tandem with systems integration revenues and equipment revenues but we also incur significant system integration costs up front in connection with the provision of new types of system integration service or commencement of a systems integration project. As a result, our margins tend to improve as the number of our customers grow and to the extent we provide ongoing systems integration work for existing customers. The main determinant of whether our costs will be high relative to our revenues is whether we are able to generate significantly higher margin systems integration work. To do so, we must generate systems integration work that relies more heavily on our engineering and technological expertise instead of systems integration work that primarily focuses on the delivery of networking equipment. By doing more planning, designing and engineering-related work rather than just equipment procurement, we believe that not only will we be able to increase our margins, but we will also be able to increase customer satisfaction and our subscriber retention and repeat business rates because we will be able to provide our customers with advanced, cost-effective total Internet solutions.

     Our iBPS systems integration services started to generate higher margins for the year ended March 2003. Most of the time and expense required for this service has been already incurred.

     Sales and Marketing. Our sales and marketing expenses consist primarily of costs related to marketing and general advertising and sales and marketing personnel expenses. Our sales and marketing expenses will increase as we expand our operations significantly and as we increase our sales and marketing activities. This increase will also include increases in sales personnel expenses and commissions payable to sales agents.

     General and Administrative. Our general and administrative expenses include primarily expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. We believe that these expenses will increase as we grow our business and as we add staff.

     Other Income and Expenses. Our other income and expenses include, among other things, interest income and expenses and other items such as foreign exchange gains or losses and impairment losses on available-for-sale securities.

•	Interest Expense. Most of our interest expense is from bank borrowing, capital leases and unsecured convertible notes issued on April 11, 2000. As we increase capital leases or borrowings in order to finance further development of our backbone and data centers and for other investments, interest expenses will also increase. Interest income and interest expenses are also affected by the fluctuation of market interest rates.

•	Foreign Exchange Gains Losses. As we no longer have substantial amounts of dollar-denominated deposits or expenses, we do not expect foreign exchange losses and gains to be significant in the future.

•	Impairment Losses. We also hold a large amount of other investments, including available-for-sale securities. The book value of other investments are affected by the fluctuation in the market price or the decrease in fair values of non-marketable investments. If the market price or fair value per share has an other than temporary decline, lower than the book value per share, we will have impairment losses on other investments.

     Equity in Net Loss of Equity Method Investees. We recorded an aggregate equity in net loss of equity method investees of ¥12.8 billion, comprised of equity method net loss and impairment loss on investment in and deposits for Crosswave. As we have written off our equity investment in Crosswave entirely and a security deposit made to commerical banks on behalf of Crosswave, we do not expect a recurrence of this charge in the fiscal year ending March 31, 2004. We do, however, expect to write off in the year ending March 31, 2004, loans in the amount of ¥1.7 billion extended to Crosswave in May and June, 2003, and accounts receivable in the amount of approximately ¥0.4 billion. We also may incur higher costs of connectivity services if Crosswave charges higher fees or we are required to switch to an alternative provider.

Item 6. Directors and Senior Management and Employees.

A.     Directors and Senior Management.

     Our directors, executive officers and statutory auditors as of September 1, 2003 were:

Initial Date of
				Appointment as	Number of IIJ
				Director, Executive	shares owned
				Officer or	as of August 31,
Name	Position	Date of Birth	Current Term Expires	Statutory Auditor	2003

Koichi Suzuki	President, Chief Executive Officer and Representative Director	Sept. 3, 1946	June 2005	December 1992	2,320
Toshiya Asaba	Managing Director and Co-chief Technology Officer	June 12, 1962	June 2005	June 1999	*
Hideshi Hojo	Managing Director	Dec. 22, 1957	June 2005	June 2000	*
Yasuhiro Nishi	Director, Chief Financial Officer and Chief Accounting Officer	May 8, 1959	June 2005	June 1999	*
Kazumasa Utashiro	Director and Co-chief Technology Officer	Sept. 23, 1960	June 2005	June 2001	*
Takamichi Miyoshi	Director	May 5, 1963	June 2004	June 2002	*
Hideki Matsushita	Standing Statutory Auditor	Sept. 20, 1942	June 2004	June 1998	—
Bumpei Katayama	Statutory Auditor	Feb. 16, 1954	June 2004	June 2002	—
Yoshihiko Habe	Statutory Auditor	June 7, 1951	June 2007	June 2003	—

*	Owns less than 1% of outstanding shares of IIJ’s common stock.

1.	Pursuant to the Share Subscription Agreement between IIJ and NTT, NTT will have the right to nominate up to three persons to serve as either directors or statutory auditors, subject to approval at a meeting of shareholders, and to appoint observers to the board prior to the appointment of such persons.

     Koichi Suzuki has been our President and Representative Director since April 1994, and has over 20 years of experience in the computer and communication industry. In addition, Mr. Suzuki is the Representative Director of IIJ Media Communications, IIJ Technology, Net Care, IIJ America, Internet Multifeed, Asia Internet Holding, and AIH Korea. He also serves as a Chairman of IIJ America and a Director of Atom, Asia Internet Holding (Taiwan), i-Heart, Inc. and AyalaPort Makati, Inc. He has been appointed as a council member of the Advanced Information and Telecommunications Network Society Promotion Headquarter by the Japanese government since January 2001. From October 1998 to August 2003, Mr. Suzuki was President and a Representative Director of Crosswave Communications and its subsidiaries, and from September 2000 to August 2003, Mr. Suzuki was a Representative Director of Crosswave Service Inc. and Crosswave facilities Inc. From December 1992 to April 1994, Mr. Suzuki was a Director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.

     Toshiya Asaba has served as a Managing Director of IIJ since June 2002, as a Co-Chief Technology Officer since May 1999 and as a Division Director of the Business Development Department since August 2003. Mr. Asaba is also a Director of IIJ America, Internet Multifeed, Asia Internet Holding and Asia Internet Holding (Taiwan). From October 1998 to May 2000, Mr. Asaba was a Director of Crosswave and from May 2000 to August 2003. From 1995 to June 1999, Mr. Asaba was a General Manager, Network Engineering Division. Mr. Asaba joined us in 1992. Mr. Asaba has over ten years of Internet experience including three years of Internet-related research experience and seven years of Internet backbone engineering experience, including network design, routing and traffic management.

     Hideshi Hojo has served as a Managing Director of IIJ since June 2002 and as a Division Director of the Sales Department since August 2003. Mr. Hojo is also a Director of Net Care and Asia Internet Holding. From February 1998 to April 2001, Mr. Hojo acted as a General Manager of Sales Division, from April 2001 to June 2002, as a Deputy Division Director of the Sales & Marketing Department and from June 2002 to August 2003, as a Division Director of the Sales & Marketing Department. Mr. Hojo joined us in 1996. Prior to joining us, Mr. Hojo had 16 years of experience in the field of sales working for the Itochu Group.

     Yasuhiro Nishi has served as a Director of IIJ since June 1999, as a Chief Financial Officer and Chief Accounting Officer since May 1999 and as a Division Director of Administrative Department. In addition, Mr. Nishi serves as President of Asia Internet Holding (Taiwan), as a Director of Net Care, as Statutory Auditor of Query Solutions Co., Ltd., Cyber Net Communications Inc. and Financial System Service Provider Co., Ltd. From March 1999 to June 1999, Mr. Nishi was the Manager of the Corporate Planning Department and the General Manager of the Strategic Sales Division. Prior to joining us, Mr. Nishi had 17 years of experience in the finance industry working at The Industrial Bank of Japan, Limited where he had been since 1982.

     Kazumasa Utashiro has served as a Director of IIJ since June 2001, as our Co-Chief Technology Officer since May 1999 and as a General Manager of Service Administration Division, Business Development Department. He has 16 years of Unix software development and Internet-related research experiences. From April 1995 to June 1999, Mr. Utashiro was General Manager, Applied Technology Division. Mr. Utashiro joined us in 1994. Prior to joining us, Mr. Utashiro worked at Software Research Associates, Inc.

     Takamichi Miyoshi has served as a Director of IIJ since June 2002 and as a General Manager of Strategy Planning Division, Business Development Department. He also serves as Chief Technical Adviser of IIJ Technology. Mr. Miyoshi joined us in April 1993. From October 1994 to March 1998, he acted as General Manager of Network Operations and Systems Administration Division, from April 1998 to June 2001 as General Manager of Technology Planning Division and from July 2001 to August 2002 as General Manager of Network Operations and System Administration Division.

     Hideki Matsushita has been a Standing Statutory Auditor of IIJ since June 1998. Mr. Matsushita had been seconded from Dai-Ichi Life Insurance, a leading life insurance company in Japan, since April 1997.

     Bumpei Katayama has served as a Statutory Auditor of IIJ since June 2002. Mr. Katayama has been General Manager of Information and Telecommunications Division of Sumitomo Corporation since April 2001. He started working at Sumitomo Corporation in April 1976.

     Yoshihiko Habe has served as a Statutory Auditor of IIJ since June 2003. Mr. Habe has been Deputy Chief Operating Officer of the Information Technology & Telecommunication Division and General Manager of the IT & Telecommunication Business Department, Aerospace, Electronics & Multimedia Company, Itochu Corporation since April 2003. He started working at Itochu Corporation in April 1975.

B. Compensation.

     For the year ended March 31, 2003, the aggregate compensation we paid or accrued for all of our executive officers, directors and statutory auditors was approximately ¥194 million. Presently, our executive officers, directors and statutory auditors are not entitled to pension, retirement or similar benefits.

     In May 2000, we implemented a stock option plan for our executive officers, directors and employees under which they have been granted options to acquire a total of 295 shares, equivalent to 590,000 ADSs, or approximately 1.2% of our total outstanding shares on that date. Options to acquire an aggregate of 100 shares were granted to the executive officers and directors on May 31, 2000. The option exercise price was determined by setting the price at 5% above the 30-day moving average of closing market prices beginning 45 days prior to the date of grant which was ¥13,055,664 per share and has been subsequently adjusted to ¥10,817,086 as a result of issuances of common shares. The options vest over two years and will be exercisable at various times from two years to ten years from the date of grant.

     On March 31, 2001, certain directors of IIJ were provided with 375 warrants exercisable for shares of common stock of IIJ Technology. Each warrant is exercisable for one share of common stock up to seven or eight years from the date of grant at an exercise price of ¥300,000 and was purchased for 1% of the exercise price.

     On August 2, 2001, options to purchase a total of 395 shares, equivalent to 790,000 ADSs, or approximately 1.8% of our total outstanding shares on that date, were granted to 44 directors and employees. The option exercise price for the shares was determined by setting the price 5% above the 30-days average of the closing market prices beginning 45 days prior to the date of the grant which was ¥2,018,306 per share and has been adjusted to ¥1,672,239 as a result of an issuance of common shares. The options are exercisable at various times from two years to ten years from the date of grant.

C. Board Practices.

     Information required by this item is set forth in Items 6.A. and 6.B. of this annual report.

     Board Resolutions. Our articles of incorporation provides that a resolution of the board of directors is to be approved by the affirmative vote of a majority of the directors present at a meeting of the board of directors at which a majority of all directors are present.

     There is no provision in our articles of incorporation as to a director’s authority to vote on a proposal, arrangement or contract in which the director is materially interested, but the Commercial Code of Japan and our Regulations of the Board of Directors provide that such a director is required to refrain from voting on such matters at the board of directors’ meetings.

     A meeting of the board of directors is to be convened and chaired by the president/director. Should the president/director be unable to so act, another director shall convene and chair such meeting in his/her place in the order predetermined by a resolution of the board of directors.

     The notice of convocation of a meeting of the board of directors shall be given to each director and statutory auditor at least three (3) days prior to the day set for such meeting; provided that this period may be shortened in extraordinary circumstances.

     Exemption From Some Corporate Governance Requirements of Nasdaq. Pursuant to home country practices exemptions granted to us by the Nasdaq National Market, we are permitted to follow certain corporate governance practices complying with relevant Japanese laws, which are different from those required for U.S. domestic companies under Nasdaq’s listing standards. Nasdaq rules and our current practices relating to corporate governance have the following significant differences:

•	Audit Committee. Nasdaq requires that a U.S. domestic company registered with Nasdaq have an audit committee consisting of at least three independent directors, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company. We do not have an audit committee with functions called for by Nasdaq rules.

•	Shareholder Approval Policy. Pursuant to the amendment to the corporate governance standards that was approved by the Securities and Exchange Commission on Jun 30, 2003, Nasdaq requires, with limited exceptions, that shareholder approval be obtained with respect to any stock option or purchase plan and any other equity-compensation plan pursuant to which options or stock may be acquired by officers, directors, employees or consultants. We follow relevant Japanese laws which, as discussed in “Rights of Shareholders of our Common Stock” under Item 10.B. of this annual report, generally require us to obtain shareholder approval only if stock options are to be issued with “specially favorable” conditions.

     Nasdaq also requires that, with certain exceptions specified in its rules, in connection with acquisition of stock or assets of another company, shareholder approval be obtained prior to issuance of common stock or securities convertible into or exercisable for common stock (1) if any director, and officer or substantial shareholder has a 5% interest, or all of them collectively have a 10% interest, in the stock or assets and the issuance would increase the outstanding common shares or voting power of these parties by more than 5%, and (2) if due to the issuance, the voting power of the common stock held by these parties equals or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock held by these parties equals or exceeds 20% of the number of shares outstanding before the issuance. We follow relevant Japanese laws which, as discussed in “Rights of Shareholders of our Common Stock” under Item 10.B. of this annual report, generally require us to obtain shareholder approval with respect to the issuance of new shares at a “specially favorable” price or issuance of bond with share acquisition rights with “specially favorable” terms or of acquisition rights with “specially favorable” terms to person other than shareholders.

     Proposed Corporate Governance Standards of Nasdaq. On October 9, 2002, the National Association of Securities Dealers, Inc., through its subsidiary, The Nasdaq Stock Market, Inc., filed with the Securities and Exchange Commission proposed changes to its corporate governance standards. The areas of corporate governance covered by the proposed changes include the definition and role of independent directors, the responsibilities of the audit committee and codes of conduct. Subsequently, on March 11, 2003, Nasdaq filed with the Securities and Exchange Commission Amendment No. 1 to its proposed rule changes. Also, in April 2003, the Securities and Exchange Commission promulgated Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, requiring self-regulatory organizations and Nasdaq to implement the provisions of that rule regarding listed company audit committees. In addition, on June 30, 2003, the Securities and Exchange Commission approved the amendment to Nasdaq’s corporate governance standards relating to shareholder approval of equity compensation plans, which is described under “Shareholder Approval Policy” above. Nasdaq may further amend its proposed rule changes in order to reflect the requirements of Rule 10A-3. The proposed rule changes, as amended, will become effective upon the Securities and Exchange Commission’s approval.

     Pursuant to the requirements of Rule 10A-3, those provisions of the amended corporate governance standards that implement the requirements of Rule 10A-3 will also be applicable to listed non-U.S. companies. However, the proposed rule changes, as amended, will generally continue to grant home country practices exemptions to non-U.S. companies listed on Nasdaq, including us. Among such requirements, a foreign private issuer listed on Nasdaq will be required to have an audit committee consisting of at least three directors all of whom must be independent under the standards set forth in paragraph (b) of Rule 10A-3, and the audit committee will be required to be directly responsible for the appointment, compensation, retention and oversight of the work of the accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, unless one or more of the exemptions set forth in Rule 10A-3 apply. We expect that, pursuant to paragraph (a)(5) of Rule 10A-3, the amended corporate governance standards of Nasdaq implementing the requirements of the rule will become applicable to foreign private issuers listed on Nasdaq on July 31, 2005.

     As described in this Item 6.C, we have a board of corporate auditors which examines our financial statements and business reports which are submitted by the board of directors to the general meeting of shareholders and supervises the administration of our affairs by the directors. We plan to take appropriate steps with respect to our corporate governance system by July 31, 2005 so that our board of corporate auditors would satisfy the conditions set forth in paragraph (c)(3) of Rule 10A-3 required to avail ourselves to the general exemption provided by that paragraph from the amended corporate governance standards of Nasdaq implementing the requirements of Rule 10A-3, including the requirements relating to the independence of the audit committee members and responsibilities of the audit committee.

     The rights of ADR holders, including their rights relating to corporate governance practices, are provided in the deposit agreement which is incorporated by reference as an exhibit to this annual report.

     As is standard practice in Japan, we do not have an audit remuneration committee. Neither we nor any of our subsidiaries has any service contracts with any of our board and neither we nor any of our subsidiaries provides benefits to any of our board upon termination of employment.

D. Employees.

     As of March 31, 2003, we had 894 employees, including employees of our consolidated subsidiaries. Approximately 609 of these employees were in our engineering division, 207 in our sales division and 78 in our administrative division. The average number of temporary/part-time staff for the year ended March 31, 2003 was approximately 100. We had 469 employees as of March 31, 2001 and 775 employees as of March 31, 2002. Our employees are not members of any union. Except for 14 employees in the United States, employed in our subsidiary IIJ America, all of our employees work in Japan.

E. Share Ownership.

     The information on share ownership required by this item is provided in Item 6.A above.

Stock Option Plan

     In June 2001, we implemented a stock option plan under which options to acquire a total of 395 shares or 790,000 ADS equivalents, or approximately 1.8% of total outstanding shares on that date, were granted to 44 directors and employees on August 2, 2001. The option exercise price for the shares was determined by setting the price 5% above the 30-days average of the closing market prices beginning 45 days prior to the date of the grant which was ¥2,018,306 per share and has been adjusted to ¥1,672,239 as a result of issuances of common shares. The options are exercisable at various times from two years to ten years from the date of grant.

     Prior to the above stock option plan, in May 2000, we implemented a stock option plan under which our directors and employees were granted options to acquire a total of 295 shares or 590,000 ADS equivalents, or approximately 1.2% of total outstanding shares on that date. The options were granted to 34 directors and employees on May 31, 2000. The option exercise price was determined by selling the price at 5% above the 30-day moving average of closing market prices beginning 45 days prior to the date of grant which was ¥13,055,664 per share and has been subsequently adjusted to ¥10,817,086 as a result of issuances of common shares. The options are exercisable at various times from two years to ten years from the date of grant.

Item 7. Major Shareholders and Related Party Transactions.

A.     Major Shareholders.

     The following table shows information regarding beneficial ownership of our common stock as of September 17, 2003 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group.

	Shares of
	Common Stock
	Beneficially Owned

Name of Beneficial Owner	Number	Percentage

Nippon Telegraph and Telephone Corporation and affiliates (1)	12,135	31.63
Koichi Suzuki and affiliates	2,320	6.05
Sumitomo Corporation	2,107	5.49
Itochu Corporation	2,032	5.44
Directors and executive officers as a group (2)	2,554	6.66

(1)	Includes Nippon Telegraph and Telephone Corporation, which owns 10,095 shares, or 26.32%, and NTT Communication Corporation, which owns 2,040 shares, or 5.32%.

(2)	Includes Koichi Suzuki’s holding which is also separately set forth above. No other director or executive officer is a beneficial owner of more than 5%.

     On June 27, 2003, we issued 3,265 of our common shares to investors in Japan for an aggregate amount of ¥1,365,423,000 in a private placement in Japan. As a result of this transaction, the total number of issued common shares after the private placement increased to 25,745.

     On September 17, 2003, we issued 12,615 shares of our common stock for an aggregate amount of ¥12,000,649,500 in a private placement in Japan. As a result of the transaction the total number of issued common shares increased to 38,360, and Nippon Telegraph and Telephone Corporation and its affiliates increased their ownership from 5.6% to 31.6%. The new shares were purchased by Nippon Telegraph and Telephone Corporation, NTT Communications Corporation, Itochu Corporation, Sumitomo Corporation and other existing shareholders in Japan.

     Our major shareholders have the same voting rights as other holders of our common stock. We are not controlled directly or indirectly by any other entity and are not aware of any arrangement to effect a change in control of us. Under our share subscription agreement with NTT, we have agreed that NTT has the contractual right to nominate up to three persons to serve as either directors or statutory auditors subject to approval by our shareholders at a meeting of shareholders.

     Our ADSs are traded only on the Nasdaq National Market. Our common stock is not otherwise registered for trading on any exchange. Of the 22,480 shares of common stock outstanding as of March 31, 2003, 6,093 shares were held in the form of 12,186,000 ADSs.

     According to The Bank of New York, depositary for our ADSs, as of March 31, 2003, there were six ADR holders of record in the United States. According to our register of shareholders, as of March 31, 2003, there were 92 holders of common stock of record worldwide. As of March 31, 2003, the Bank of New York was the sole recordholder of our common stock in the United States and its shareholdings represented approximately 27.1% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

     We have an employee stock holding association which holds 268 shares of common stock, or 1.19% of our outstanding shares, as of March 31, 2003. The association provides designated employees with the opportunity to purchase shares at market value. Shares are held in the name of the employee stock purchase program until the employee resigns or retires.

B. Related Party Transactions.

     In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the year ended March 31, 2003 are presented as follows:

Millions of Yen

Accounts receivable	¥ 219
Accounts payable	62
Revenues	1,460
Costs and expenses	1,402

     There are no loans, or guarantees of any kind, outstanding to or for the benefit of any directors, officers, statutory auditors, their respective family members or enterprises over which they exercise significant influence.

     As of March 31, 2003, IIJ and IIJ Technology had loans to some equity method investees of which the carrying amount was ¥165 million.

     Since April 1, 2002 through March 31, 2003, IIJ has paid ¥2,536 million for international and domestic backbone and local access line costs to NTT affiliated companies such as NTT Communications, NTT East and NTT West. In addition, we paid ¥456 million for co-location costs and telecommunication expenses to NTT East and NTT West. We received payments of ¥263 million for OEM services and Internet connectivity services from NTT Communications, NTT East and NTT West. These transactions were based on their tariffs. We do not have any outstanding loans between NTT and its affiliated companies and us.

     For information regarding transactions with Crosswave, see Item 4.B., “Business Overview — Crosswave Communications Inc.— Transactions with Crosswave”.

C. Interests of Experts and Counsel.

     Not applicable.

Item 8. Financial Information.

Financial Statements

     The information required by this item has been attached hereto beginning on page F-1.

Legal or Arbitration Proceedings

     The information required by this item is set forth in Item 4.B.

Dividend Policy

     Due to IIJ’s accumulated deficit and Shareholders’ capital deficiency, IIJ is accordingly unable to legally make and currently has no plans for dividend distributions.

Item 9. The Offer and Listing.

     American Depositary Shares representing our common stock have been quoted on the Nasdaq National Market since August 9, 1999 under the symbol “IIJI”. The following table shows, for the periods indicated, the high and low closing per-ADS sale price of the ADSs.

     The price history of our ADSs is reflected in the table below:

	NASDAQ ($)

	High	Low

Year ended March 31, 2000*	132.81	23.69
Quarter ended June 30, 2000	73.00	28.50
Quarter ended September 30, 2000	62.50	31.50
Quarter ended December 31, 2000	43.44	8.25
Quarter ended March 2001	14.94	6.75
Year ended March 31, 2001	73.00	6.75
Quarter ended June 30, 2001	11.88	6.50
Quarter ended September 30, 2001	8.40	4.25
Quarter ended December 31, 2001	7.45	4.25
Quarter ended March 2002	6.80	5.05
Year ended March 31, 2002	11.88	4.25
Quarter ended June 2002	7.34	3.10
Quarter ended September 2002	6.50	2.01
Quarter ended December 2002	4.10	2.00
Quarter ended March 2003	3.75	1.80
Year ended March 2003	7.34	1.80
March 2003	2.76	1.80
April 2003	2.00	1.41
May 2003	2.18	1.52
June 2003	5.35	1.65
Quarter ended June 2003	5.35	1.41
July 2003	14.10	4.25
August 2003	8.54	3.58
September (through September 25, 2003)	9.45	4.21

* Since the Company’s initial public offering in August, 1999.

Item 10. Additional Information.

A.     Share Capital

     Not applicable.

B.     Memorandum and Articles of Association.

Objects and Purposes in our Articles of Incorporation

     Article 2 of our Articles of Incorporation states our objects and purposes:

•	Telecommunications business,

•	Telecommunications construction business,

•	Manufacture, construction, development, sale, purchase, lease, export and import of telecommunications’ machinery and equipment, telecommunications facilities, software and telecommunications systems,

•	Administration, maintenance and operation of telecommunications’ machinery and equipment, telecommunications facilities, software and telecommunications systems,

•	Consulting service related to the foregoing,

•	Research, study, education and training related to the foregoing,

•	The sale and purchase of telephone subscriber’s rights, and

•	Any and all businesses incidental or related to the foregoing.

Provisions regarding Directors

     There is no provision in the Articles as to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested, but the Commercial Code of Japan provides that such Director is required to refrain from voting on such matters at the Board of Director’s meetings.

     The Code provides that compensation for Directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholder’s meeting, the Board of Directors will determine the amount of compensation for each Director. The Board of Directors may, by its resolution, leave such decision to the president’s discretion.

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

Rights of Shareholders of our Common Stock

     We have issued only one class of shares, our common stock. Rights of holders of shares of our common stock have under the Code and the Articles of Incorporation include:

•	the right to receive dividends when the payment of dividends has been approved at a shareholder’s meeting, with this right lapsing three full years after the due date for payment according to a provision in the Articles,

•	the right to receive interim dividends as provided for in the Articles, with this right lapsing three full years after the due date for payment according to a provision in the Articles,

•	the right to vote at a shareholder’s meeting (cumulative voting is not allowed under the Articles),

•	the right to receive surplus in the event of liquidation, and

•	the right to require us to purchase shares when a shareholder opposes (i) the transfer of all or material part of the business, (ii) an amendment of the Articles to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) split of the company or (v) merger, all of which must be consummated by a two-thirds affirmative vote of the voting rights of the shareholders at a shareholder’s meeting at which shareholders having not less than one-third of the total number of voting rights held by all shareholders are in attendance.

     A shareholder is generally entitled to one vote per one unit of our shares at a shareholders’ meeting. In general, under the Japanese Commercial Code and our Articles of Incorporation, a shareholders’ meeting may adopt a resolution by a majority of the voting rights represented at the meeting. The Japanese Commercial Code and our Articles of Incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of voting rights held by all shareholders. A corporate shareholder, having more than one-quarter of its voting rights directly or indirectly held by us, does not have voting rights. We have no voting rights with respect to our own common stock. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Our board of directors may entitle our shareholders to cast their votes in writing. Our board of directors may also entitle our shareholders to cast their votes by electrical devices.

     The Japanese Commercial Code requires a quorum of the majority of voting rights and approval of two-thirds of the voting rights presented at the meeting of any material corporate actions. Following the April 1, 2003 amendments of the Commercial Code, which allow a company to reduce the quorum for such special resolutions by its articles of incorporation to not less than one-third of the total number of voting rights held by all shareholders, we amended our Articles of Incorporation to adopt a quorum of not less than one-third of the total number of voting rights for special resolutions for material corporate actions, such as:

•	a reduction of the stated capital,

•	amendment of the Articles of Incorporation (except amendments that the board of directors are authorized to make under the Commercial Code),

•	the removal of a director or statutory auditor,

•	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval,

•	a dissolution, merger or consolidation requiring shareholders’ approval,

•	a company split requiring shareholders’ approval,

•	a transfer of the whole or an important part of our business,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval, and

•	issuance of new shares at a specially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with specially favorable conditions to persons other than shareholders.

     The Code provides additional specific rights for shareholders owning a substantial number of voting rights.

     Shareholders holding one sixth or more of the total number of the voting rights of all shareholders have the right to oppose:

•	short-form share transfer (Kan-i Kabushiki Kokan),

•	short-form company split into an existing company (Kan-i Kyushu Bunkatsu) (only in respect of the shareholders of the exiting company that takes over the target business of the split company), and

•	short-form merger (Kan-i Gappei).

     Shareholders holding 10% or more of the total number of voting rights of all shareholders have the right to apply to a court of competent jurisdiction, or competent court, for:

•	dissolution, and

•	commencement of reorganization proceedings as provided for in The Company Reorganization Law of Japan.

     Shareholders who have held 3% or more of the total number of voting rights of all shareholders for six months or more have the right to:

•	demand the convening of a general meeting of shareholders,

•	apply to a competent court for removal of a director or statutory auditor,

•	apply to a competent court for removal of a liquidator,

•	apply to a competent court for reorganization of the company, and

•	apply to a competent court for an order to inspect our business and assets in a special liquidation proceeding.

     Shareholders holding 3% or more of the total number of voting rights of all shareholders have the right to:

•	examine our accounting books and documents and make copies of them,

•	apply to a competent court for permission to examine accounting books and documents of a subsidiary and make copies of them, and

•	apply to a competent court for appointment of an inspector to inspect our operation or financial condition.

     Shareholders who have held 1% or more of the total number of voting rights of all shareholders for six months or more have the right to:

•	demand that certain matters be made agenda items at a general meeting of shareholders, and

•	apply to a competent court for appointment of an inspector to review the correctness of the convocation and voting procedures of a general meeting of shareholders.

     Shareholders who have held 300 voting rights for six months or more have the right to demand that certain matters be made objects at a general meeting of shareholders.

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

     Under the Code, in order to change the rights of stockholders which are stipulated and defined in the Articles of Incorporation, we must amend the Articles. Amendment must be approved by a special resolution of shareholders where two-thirds of shareholders vote at a shareholder’s meeting at which shareholders having not less than one-third of the voting rights held by all shareholders are in attendance.

     Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on the determination to convene it by the Board of Directors. A shareholder having held 3% or more of our total outstanding shares for six months or more is entitled to demand the Board of Directors to convene a shareholder’s meeting under the Code. Under the Articles, shareholders of record as of March 31 of each year have the right to attend the annual general meeting of our shareholders. In order to determine the shareholders entitled to attend extraordinary general meetings of our shareholders, we are required to make public notice of record date at least two weeks prior to the record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholder’s meeting.

Rights of Holders of Fractional Shares of our Common Stock

     Under the Commercial Code of Japan, holders of fractional shares representing 1/100th of a share (this ratio can be varied or fractional share system can be abandoned by being provided in articles of incorporation) or integral multiples of 1/100th of a share have the following rights:

•	to inspect and copy the register of fractional shares,

•	to receive additional shares or money in the event of cancellation, consolidation or split of shares, stock transfer, exchange of shares, company split or merger, and to receive residual properties,

•	to request a company to convert the shares if they are the fractional shares of convertible shares, unless otherwise provided for in articles of incorporation. Our Articles of Incorporation do not contain a provision against such conversion, and

•	to receive dividend, interim dividend or preemptive rights, unless otherwise provided for in articles of incorporation. Our Articles of Incorporation do not contain a provision against such receipt.

     Under the Commercial Code, a certificate of fractional shares cannot be issued by a company, and the only way for holders of fractional shares to recover their investment is to request the company to purchase their fractional shares. Following the April 1, 2003 amendments of the Commercial Code, holders of fractional shares are entitled to purchase fractional shares from the company in such a number that will, when added to the number of fractional shares originally held by such share holders, constitute a share, if a provision allowing for additional purchases of fractional shares is stipulated in its articles of incorporation. We did not adopt the system for additional purchase of fractional shares in our Articles of Incorporation.

Restrictions on Holders of our Common Stock

     There is no restriction on non-resident or foreign shareholders on the holding of our shares or on the exercise of voting rights. However, pursuant to a provision of the Share Handling Regulations, a shareholder who does not have an address or residence in Japan is required to file its temporary address in Japan or that of a standing proxy having any address or residence in Japan with our transfer agent.

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

C. Material contracts.

     Other than contracts entered into in the ordinary course of business, we have entered into the following contracts which may be deemed material since September 1, 2001.

     Cash Deficiency Support Agreement, dated May 21, 2002, among Internet Initiative Japan Inc., Crosswave Communications Inc., The Sumitomo Trust & Banking Co., Ltd., UFJ Bank Limited, Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation. On May 21, 2002, in order to assist Crosswave in securing loan financing, we entered into a Cash Deficiency Support Agreement with Crosswave and four Japanese commercial banks. In accordance with the provisions of the CDS Agreement, we deposited ¥5.0 billion into a restricted account with a participating bank at the end of May 2002. Under the terms of the CDS Agreement, the deposited cash was to be restricted for the period in which the Crosswave loans are outstanding and to be used for debt service in the event Crosswave was otherwise unable to meet scheduled payments. We are not liable under the terms of the CDS Agreement for any amounts in addition to this ¥5 billion amount. Any restricted cash withdrawn under the agreement results in a corresponding unsecured funding to Crosswave by us that will be subordinate to the Crosswave loans outstanding under the agreement. The CDS Agreement provides that any such funding between us and Crosswave may be invested, based on the outcome of future negotiations as loans, bonds or equity of Crosswave. The security deposit of ¥5.0 billion which we provided to the banks which made the syndicated loan to Crosswave under the CDS Agreement was acquired by the banks when Crosswave filed a petition for commencement of corporate reorganization proceedings. Accordingly, IIJ now holds a claim in subrogation against Crosswave in the amount of ¥5.0 billion, and plans to file this ¥5.0 billion claim with the reorganization administrator of Crosswave as a reorganization claim. However, as the banks are entitled under a subordination agreement to claim an additional amount from IIJ in order to fully satisfy the ¥10.0 loan to Crosswave, if IIJ receives any payment in connection with this claim under the reorganization plan or otherwise, IIJ will in turn have to surrender such payment to the banks until the outstanding obligations of Crosswave have been paid in full.

     Stock Acquisition Rights Placement Agreement, dated May 21, 2002, between Internet Initiative Japan Inc. and Crosswave Communications Inc. On May 21, 2002, we entered into a Stock Acquisition Rights Placement Agreement with Crosswave in which they granted stock acquisition rights to us. These stock acquisition rights are exercisable from June 6, 2002 to May 31, 2009 at an exercise price of ¥38,595 per share, equivalent to $1.50 per ADS, which represents a 50% premium over the closing market price of Crosswave’s ADSs as of May 9, 2002, for an aggregate of 30,000 common shares of Crosswave’s common stock, equivalent to 6,000,000 ADSs.

     Lease Agreement, dated March 14, 2003, between Internet Initiative Japan Inc. and Mitsui Fudosan Co., Ltd. On March 14, 2003, we entered into a lease agreement with Mitsui Fudosan Co., Ltd. (“Mitsui Fudosan”), under which we lease our headquarters office space from Mitsui Fudosan in the Jinbocho Mitsui Building, located at 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo. The lease period is from March 15, 2003 until March 14, 2006. In accordance with the provisions of this lease agreement, we have deposited ¥1,705,036,213 with Mitsui Fudosan as a security deposit, and pay Mitsui Fudosan ¥124,941,048 per month in rent and ¥24,249,606 per month in common area maintenance charges, both of which include consumption taxes.

     Sublease Agreements, dated March 15, 2003, between Internet Initiative Japan Inc. and Crosswave Communications Inc., Crosswave Facilities Inc., IIJ Technology Inc., Net Care, Inc. and IIJ Media Communications, Inc. On March 15, 2003, we entered into sublease agreements with each of Crosswave Communications Inc. Crosswave Facilities Inc., IIJ Technology Inc. and Net Care, Inc. under which we sublease to each of these companies certain portions of the office space in our headquarters that we lease from Mitsui Fudosan. The sublease period is from March 15, 2003 until March 14, 2006. In accordance with the provisions of each of the sublease agreements, we receive monthly rent of ¥32,732,564 from Crosswave Communications Inc. and ¥786,500 from Crosswave Facilities Inc., and a monthly fee which includes the common area maintenance charges of ¥7,809,402 from Crosswave Communications Inc. and ¥179,434 from Crosswave Facilities Inc., all of which exclude consumption taxes.

     Pledge Agreement, dated March 14, 2003, among Internet Initiative Japan Inc., IBJ Leasing Co., Ltd. and Nissay Leasing Company, Limited. On March 14, 2003, we entered into a pledge agreement with IBJ Leasing Co., Ltd. and Nissay Leasing Company, Limited, as co-pledgees, under which we created a first priority pledge on our claim against Mitsui Fudosan for a refund of our security deposit, to secure our debt to the co-pledgees under an agreement for entrustment of payment and repayment of debt dated March 14, 2003, under which co-pledgees paid the security deposit to Mitsui Fudosan on our behalf.

     Credit Facility Agreement, dated May 29, 2003, between Internet Initiative Japan Inc. and Crosswave Communications Inc. On May 29, 2003, we entered into a credit facility agreement with Crosswave Communications Inc., as amended on July 29, 2003, under which we agreed to provide loans to Crosswave Communications Inc. during the period from May 29, 2003 until July 31, 2003, extended to September 30, 2003, up to ¥1,719,981,120. The interest rate on this loan was 0.3% above the short-term prime rate as quoted by Sumitomo Mitsui Banking Corporation. The loan was due to be repaid on September 30, 2003.

     Letter of Undertaking, dated August 29, 2003, among Internet Initiative Japan Inc., The Mitsubishi Trust and Banking Corporation and The Bank of Tokyo-Mitsubishi, Ltd. On August 29, 2003, we executed a letter of undertaking with The Mitsubishi Trust and Banking Corporation and a letter of undertaking with The Bank of Tokyo-Mitsubishi, Ltd., under which we agreed to cooperate with these banks on the creation and perfection of a second priority pledge against our claim for a refund of our security deposit of ¥1,705 million with Mitsui Fudosan, and on the execution of an agreement with these banks for the creation of equitable mortgage/pledge on receivables existing as of the end of July 2003 in the amount of ¥3,794 million.

     Subscription Agreement, dated September 16, 2003, between Internet Initiative Japan and Nippon Telegraph and Telephone Corporation. On September 16, 2003, we entered into a Subscription Agreement with NTT under which NTT agreed to purchase 10,883 shares of our common stock for ¥951,300 per share, or approximately ¥10.4 billion. After the consummation of this agreement, NTT and its affiliates owned a total of 12,315 shares of our common stock, or approximately 31.6%. Under the terms of this agreement, we and NTT agreed to undertake efforts to jointly engage in the development of broadband and information technology and other related businesses, to expand the business relationship between the two parties in connection with new business opportunities of IIJ and to discuss secondment of employees between the us and NTT. The agreement also provides NTT with the right to maintain its current percentage ownership in our company if we issue new shares and provides NTT with the right to request that we file a registration statement to enable NTT to sell its shares in the United States or Japanese markets. In addition, the agreement gives NTT the right to nominate up to three persons to serve on either our board of directors or our board of corporate auditors subject to approval of any such nomination by our shareholders at a meeting of shareholders.

D. Exchange Controls.

     There are no laws, decrees, regulations or other legislation in Japan which affect our ability to import or export capital for our use or our ability to pay dividends to non-resident holders of our securities.

E. Taxation.

Japanese Taxation

     The following is a discussion summarizing material Japanese tax consequences to an owner of shares or ADSs who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date hereof. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves as to:

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

     Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by IIJ must submit the required form in advance through IIJ to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for non-resident holders may provide such application service. See “Description of Capital Stock — General”. With respect to ADSs, the reduced rate is applicable if The Bank of New York, as depositary, or its agent submits two Application Forms for Income Tax Convention — one form must be submitted before payment of dividends, and the other form must be submitted within eight months after our fiscal year end. To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable. The non-resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary.

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

United States Taxation

     The following discusses United States federal income tax consequences of the ownership of shares or ADSs. It only applies to you if you are a U.S. holder, as defined below, and you hold your shares or ADSs as capital assets. It does not address special classes of holders, some of whom may be subject to other rules including:

•	tax-exempt entities,

•	life insurance companies,

•	dealers in securities,

•	traders in securities that elect to mark-to-market,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of the voting stock of IIJ,

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar.

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

     The discussion under the headings “Taxation of Dividends” and “Taxation of Capital Gains” assumes that we will not be treated as a Passive Foreign Investment Company (PFIC) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion under the heading “PFIC Rules” below.

Taxation of Dividends

     Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

     You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

     Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

     Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

     Dividends constitute income from sources outside the United States, but generally will be “passive income” or, if received by financial institutions, “financial services income.” Passive income or financial services income must be treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

     If you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

     We do not believe that we will be treated as a PFIC for United States federal income tax purposes for our most recent taxable year. However, this conclusion is a factual determination made annually and thus may be subject to change. Because of the nature of our income and assets we could be determined to be a PFIC for our current and subsequent taxable years.

     In general, we will be a PFIC with respect to you if for any of our taxable years in which you held our ADSs or shares:

•	at least 75% of our gross income for the taxable year is passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

     Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

     If we are treated as a PFIC and you did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADSs and

•	any “excess distribution” that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

     Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

     Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

     If your shares or ADSs are treated as stock of a PFIC, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

     In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

     If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

F. Dividends and Paying Agents.

     Not applicable.

G. Statement by Experts.

     Not applicable.

H. Documents on Display.

     We are subject to the information requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we file annual reports on Form 20-F within six months of its fiscal year end and other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding us and other registrants that file electronically with the Securities and Exchange Commission.

     In addition, documents referred to in this 20-F filing may be inspected at Internet Initiative Japan’s Tokyo headquarters, located at Jinbocho Mitsui Bldg., 1-105 Kanda Jinbo-cho Chiyoda-ku, Tokyo 101-0051, Japan.

I. Subsidiary Information.

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

     We are exposed to market risk primarily from changes in foreign currency exchange rates, interest rates and equity prices. Our earnings and cash flows may be negatively impacted by fluctuating interest and foreign exchange rates as well as equity prices associated with assets, liabilities or anticipated transactions which may affect our operating results and financial condition. We seek to minimize market risk through our regular operating and financing activities and, following the evaluation of the exposures, selectively enter into derivative hedging instruments. Interest rate swap agreements are used by us primarily to reduce exposure to changes in interest rates that are associated with long-term bank borrowings. We do not hold derivative instruments for speculative purposes. Also, we do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Rate Risk

Translation Risk

     Our reporting currency is the Japanese yen. We have assets and liabilities outside Japan, primarily in the United States, that are subject to fluctuations in foreign currency exchange rates. We prepare financial statements of our foreign operations in their functional currencies prior to consolidation in our financial statements. As a result, changes in the value of yen relative to the functional currencies of the underlying operations create translation gains and losses, which are recorded outside of our statement of operations in other comprehensive income until we dispose of or liquidate (which has not occurred in the past, nor do we expect it to occur in the future) the relevant foreign operation.

Foreign Currency-Denominated Assets

     The only significant assets held by us which are exposed to foreign currency exchange risk are U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $26,082 thousand (¥3,474 million) and $11,524 thousand (¥1,361 million) at March 31, 2002 and 2003, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would be approximately ¥347 million and ¥136 million at March 31, 2002 and 2003, respectively.

Interest Rate Risk

     The table below provides information about financial instruments held by us that are sensitive to changes in interest rates, including debt obligations and interest rate swaps. For debt obligations, the table presents whether the interest component is fixed or variable, the amount and timing of cash flows, the expected weighted-average interest rates over the next five years, as well as the fair value of each debt instrument. For interest rate swaps, the table presents the notional amounts and weighted average interest rates by expected maturity dates.

March 31, 2003
	Millions of Yen

	Expected Maturity Date

	2004	2005	2006	2007	2008	Total	Fair Value

Long-term Debt Obligations:
Fixed rate long-term borrowings, installment payable and convertible notes	944	15,548	152	756		17,400	15,004
Average interest rate	2.304%	1.755%	2.550%	1.883%		1.797%
Variable rate long-term borrowings	1,000	1,000	1,000	—		3,000	3,000
Average interest rate	0.850%	0.789%	1.110%	—		0.916%
Interest Rate Swap Contracts —
Notional amount- Variable to Fixed:	1,000	1,000	1,000	—		3,000	(38)
Average pay rate	1.960%	1.500%	1.900%	—		1.787%
Average receive rate	0.840%	0.789%	1.110%	—		0.913%

March 31, 2003	Millions of Yen

	Expected Maturity Date

	2003	2004	2005	2006	2007	Total	Fair Value

Long-Term Debt Obligations:
Fixed rate long-term borrowings and convertible notes	1,400	400	15,000	—	600	17,400	14,704
Average interest rate	1.864%	1.250%	1.750%	—	1.710%	1.746%
Variable rate long-term borrowings	—	1,000	1,400	—		2,400	2,400
Average interest rate	—	0.869%	1.009%	—		0.951%
Interest Rate Swap Contracts
Notional amount-
variable to fixed:	—	1,000	1,000	—		2,000	(34)
Average pay rate	—	1.960%	1.500%	—		1.730%
Average receive rate	—	0.869%	0.819%	—		0.844%

Investment Price Risk

     The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. As of March 31, 2002 and 2003, the fair value of such investments was ¥3,385 million and ¥1,180 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥339 million and ¥118 million as of March 31, 2002 and 2003, respectively.

Credit Risk

     As of March 31, 2002, we did not have any significant concentration of business transacted with an individual counterparty or group of counterparties that could, if suddenly eliminated, severely impact our operations.

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     None.

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

     We received approximately ¥17.5 billion in net proceeds from the sale of ADSs in the initial public offering. We have used all of the net proceeds from our sale of ADSs in the initial public offering. Of the net proceeds, we have used approximately ¥12.5 billion for our investment in Crosswave (including ¥4.5 billion of a ¥5.0 billion security deposit paid for the benefit of Crosswave), ¥0.7 billion for our investment in IIJ Technology, ¥0.5 billion for repayment of long-term borrowing, ¥3.5 billion for lease of plant and equipment and ¥0.3 billion in August 2001 for our investment in Asia Internet Holding.

Item 15. Controls and Procedures.

     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.

     Management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2003 pursuant to Exchange Act rules. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2003, in all material respects, to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

     Management also carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2003. Based upon that evaluation, there was no change that occurred during the fiscal year ended March 31, 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

     Not applicable.

Item 16B. Code of Ethics.

     Not applicable.

Item 16C. Principal Accountant Fees and Services.

     Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

     Not applicable.

PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries attached hereto beginning on page F-1.

     We hereby incorporate by reference the financial statements of Crosswave Communications Inc. and subsidiaries, including the audit report of Asahi & Co., as of and for the fiscal year ended March 31, 2001 and 2002, included in our annual report on Form 20-F (File No. 0-30204) filed on July 30, 2002. Although Crosswave announced condensed unaudited results for the year ended March 31, 2003 in a press release furnished to the SEC under cover of Form 6-K dated May 21, 2003, Crosswave has not made available full financial statements (audited or otherwise) for the year ended March 31, 2003. Crosswave’s Report on Form 6-K dated May 21, 2003 does not constitute a part of this Annual Report on Form 20-F. We have reproduced certain of the financial statement information submitted by Crosswave in that Form 6-K as Exhibit 14.1 to this Annual Report on Form 20-F. Although we accounted for Crosswave under the equity method for the year ended March 31, 2003, we no longer account for Crosswave under the equity method.

Item 19. Exhibits.

1.1	Articles of Incorporation, as amended (English translation)
1.2	Share Handling Regulations, as amended (English translation)
1.3	Regulations of the Board of Directors, as amended (English translation)
1.4	Regulations of the Board of Statutory Auditors, as amended (English translation)***
2.1	Specimen Common Stock Certificate*
2.2	Bylaws of the IIJ Employee Shareholders’ Association (with English translation)*
2.3	Paying Agent, Conversion Agent and Registrar Agreement, dated April 11, 2000, among Internet Initiative Japan Inc., The Bank of New York and Banque Internationale à Luxembourg relating to ¥15,000,000,000 1.75% convertible notes due 2005 (with exhibits)
2.4	Form of Deposit Agreement among IIJ, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-10582) filed on July 13, 1999)
4.1	Basic Agreement to Delegate Services, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Technology Inc. (with English translation)*
4.2	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (with English translation)*
4.3	Basic Agreement to Delegate Services, dated January 30, 1995, between Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)*
4.4	Memorandum of Understanding Regarding Technical Cooperation, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)*

4.5	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (with English translation)*
4.6	Purchase and Sales Agreement, dated January 8, 1999, between Internet Initiative Japan Inc. and Crosswave Communications Inc. (with English translation)*
4.7	Individual Agreement on Entrustment of Business between Internet Initiative Japan Inc. and Asia Internet Holding Co., Ltd., dated July 1, 1998 (with English translation)*
4.8	Enforcement Rules with regard to the Payment of Fee for Right of Use of Transmission Network Facilities, dated September 30, 1999, between Crosswave Communications Inc. and KDD Corporation establishes rules with regard to the payment of a fee by Crosswave Communications Inc. to KDD Corporation (with English translation)**
4.9	Sales Cooperation Agreement, dated August 20, 1999, between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**
4.10	Business Entrustment Agreement, dated April 1, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**
4.11	Letter of Confirmation, dated November 16, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**
4.12	Data Center Service Agency Agreement dated March 1, 2000 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**
4.13	Cash Deficiency Support Agreement, dated May 21, 2002, among Internet Initiative Japan Inc., Crosswave Communications Inc., The Sumitomo Trust & Banking Co., Ltd., UFJ Bank Limited, Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation (English translation)***
4.14	Stock Acquisition Rights Placement Agreement, dated May 21, 2002, between Internet Initiative Japan Inc. and Crosswave Communications Inc. (English translation)***
4.15	Lease Agreement, dated March 14, 2003, between Internet Initiative Japan and Mitsui Fudosan Co., Ltd. (English translation)
4.16	Sublease Agreements, dated March 15, 2003, between Internet Initiative Japan Inc. and Crosswave Communications Inc., Crosswave Facilities Inc., IIJ Technology Inc., Net Care, Inc. and IIJ Media Communications, Inc. (English translations)
4.17	Pledge Agreement, dated March 14, 2003, among Internet Initiative Japan Inc., IBJ Leasing Co., Ltd. and Nissay Leasing Company, Limited (English translation)
4.18	Credit Facility Agreement, dated May 29, 2003, between Internet Initiative Japan Inc. and Crosswave Communications Inc. (English translation)
4.19	Letter of Undertaking, dated August 29, 2003, among Internet Initiative Japan Inc. and Mizuho Corporate Bank, Ltd., UFJ Bank Limited, Sumitomo Mitsui Banking Corporation, The Mitsubishi Trust and Banking Corporation and The Bank of Tokyo-Mitsubishi, Ltd. (English translation)
4.20	Subscription Agreement, dated September 16, 2003, between Internet Initiative Japan and Nippon Telegraph and Telephone Corporation (English translation)

8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
14.1	Selected unaudited financial statement data as of and for the year ended March 31, 2003 of Crosswave Communications Inc.

*	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

**	Incorporated by reference to the corresponding exhibit to the Form F-1 of Crosswave Communications, Inc. (File No. 333-12264) declared effective on August 3, 2000.

***	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 30, 2002.

     Except for Exhibit 2.3, we have not included as exhibits certain instruments with respect to our long-term debt. Except for Exhibit 2.3, the amount of debt authorized under each long-term debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any long-term debt instrument to the Commission upon request.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Internet Initiative Japan Inc.

By:	/s/ Koichi Suzuki

	Name:	Koichi Suzuki
	Title:	President, Chief Executive Officer and Representative Director

Date: September 30, 2003

Internet Initiative Japan Inc. and Subsidiaries

[THIS PAGE INTENTIONALLY LEFT BLANK]

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2002 and 2003

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)

ASSETS	2002	2003	2003

		(unaudited)
CURRENT ASSETS:
Cash (Note 14)	¥11,045,919	¥3,588,352	$30,392
Accounts receivable, net of allowance for doubtful accounts of ¥45,123 thousand and ¥ 34,712 thousand ($294 thousand) at March 31, 2002 and 2003, respectively (Notes 3 and 4)	8,981,912	10,253,096	86,839
Inventories	620,409	417,666	3,537
Prepaid expenses	416,945	564,501	4,781
Other current assets (Note 9)	143,798	932,873	7,901

Total current assets	21,208,983	15,756,488	133,450
INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES (Note 4)	8,854,028	1,116,020	9,452
OTHER INVESTMENTS (Notes 2 and 14)	5,406,065	3,040,189	25,749
PROPERTY AND EQUIPMENT, net (Notes 5 and 7)	7,755,426	9,151,572	77,510
OTHER INTANGIBLE ASSETS, net (Note 6)	189,872	189,851	1,608
GUARANTEE DEPOSITS (Note 7)	1,266,055	2,205,652	18,681
OTHER ASSETS, net of allowance for doubtful accounts of ¥102,751 thousand and ¥ 90,642 thousand ($768 thousand) at March 31, 2002 and 2003, respectively (Notes 3 and 14)	582,354	604,604	5,121

TOTAL	¥45,262,783	¥32,064,376	$271,571

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2002 and 2003

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)

LIABILITIES AND SHAREHOLDERS’ EQUITY
(CAPITAL DEFICIENCY)	2002	2003	2003

		(unaudited)
CURRENT LIABILITIES:
Short-term borrowings (Note 8)	¥3,820,232	¥4,823,599	$40,854
Accounts payable (Notes 4)	7,085,579	8,406,170	71,196
Accrued expenses	247,606	389,495	3,299
Other current liabilities	506,797	551,985	4,675
Long-term borrowings — current portion (Notes 8 and 14)	1,400,000	1,943,735	16,462
Capital lease obligations — current portion (Note 7)	1,973,769	2,716,386	23,007

Total current liabilities	15,033,983	18,831,370	159,493
LONG-TERM BORROWINGS (Notes 8 and 14)	3,400,000	3,456,265	29,273
CONVERTIBLE NOTES (Notes 8 and 14)	15,000,000	15,000,000	127,043
CAPITAL LEASE OBLIGATIONS — Noncurrent (Note 7)	2,861,556	3,635,780	30,793
ACCRUED RETIREMENT AND PENSION COSTS (Note 10)	100,841	80,601	683
OTHER NONCURRENT LIABILITIES	108,376	185,201	1,569

Total liabilities	36,504,756	41,189,217	348,854

MINORITY INTEREST	1,032,746	879,495	7,449

COMMITMENTS AND CONTINGENCIES
(Notes 4 and 13)
SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) (Notes 11 and 12):
Common stock — authorized, 75,520 shares; issued and outstanding, 22,480 shares	7,082,336	7,082,336	59,984
Additional paid-in capital	17,068,353	17,068,353	144,561
Accumulated deficit	(18,208,469)	(34,685,291)	(293,768)
Accumulated other comprehensive income	1,783,061	530,266	4,491

Total shareholders’ equity (capital deficiency)	7,725,281	(10,004,336)	(84,732)

TOTAL	¥45,262,783	¥32,064,376	$271,571

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Operations

Three Years in the Period Ended March 31, 2003

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)

	2001	2002	2003	2003

REVENUES (Notes 4):			(unaudited)
Connectivity and value-added services:
Dedicated access	¥12,952,655	¥14,303,342	¥13,814,977	$117,007
Dial-up access	4,422,884	3,644,091	3,155,137	26,723
Value-added services	1,962,149	3,099,791	3,602,847	30,514
Other	591,819	1,667,986	1,725,736	14,616

Total	19,929,507	22,715,210	22,298,697	188,860
Systems integration	10,555,675	14,355,325	15,012,633	127,150
Equipment sales	1,390,407	2,834,078	6,706,231	56,799

Total revenues	31,875,589	39,904,613	44,017,561	372,809

COST AND EXPENSES:
Cost of connectivity and value-added services (Notes 4 and 7)	18,983,305	19,799,402	20,386,887	172,668
Cost of systems integration	9,117,410	12,314,158	13,090,220	110,868
Cost of equipment sales	1,288,530	2,540,089	6,416,525	54,345

Total cost	29,389,245	34,653,649	39,893,632	337,881
Sales and marketing (Note 15)	3,251,900	3,038,412	3,176,165	26,901
General and administrative	1,617,984	1,839,525	2,204,504	18,671
Research and development	286,850	319,370	414,149	3,508

Total cost and expenses	34,545,979	39,850,956	45,688,450	386,961

OPERATING INCOME (LOSS)	(2,670,390)	53,657	(1,670,889)	(14,152)

OTHER INCOME (EXPENSES):
Interest income	454,527	121,867	67,446	571
Interest expense	(643,266)	(659,101)	(732,831)	(6,207)
Foreign exchange gains (losses)	1,132,083	254,882	(279,703)	(2,369)
Other — net (Note 2)	(44,024)	(660,790)	(324,345)	(2,746)

Other income (expenses) — net	899,320	(943,142)	(1,269,433)	(14,152)

LOSS FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT)	(1,771,070)	(889,485)	(2,940,322)	(24,903)
INCOME TAX EXPENSE (BENEFIT) (Note 9)	(925,678)	1,099,035	911,365	7,719
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	159,850	24,467	153,251	1,298
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES (Note 4):
Equity method net loss	(4,014,680)	(5,482,082)	(5,625,299)	(47,644)
Impairment loss on investment in and deposits for Crosswave			(7,153,087)	(60,583)

Total	(4,014,680)	(5,482,082)	(12,778,386)	(108,227)

NET LOSS	¥(4,700,222)	¥(7,446,135)	¥(16,476,822)	$(139,551)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Operations

Three Years in the Period Ended March 31, 2003

				U.S.
				Dollars
	Yen			(Note 1)

	2001	2002	2003	2003

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	22,480	22,480	22,480
BASIC AND DILUTED NET LOSS PER COMMON SHARE	¥(209,085)	¥(331,234)	¥(732,955)	$(6,208)

     See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity (Capital Deficiency)
Three Years in the Period Ended March 31, 2003

		Thousands of Yen

					Accumulated
	Shares of				Other
	Common		Additional		Comprehensive
	Stock	Common	Paid-in	Accumulated	Income (loss)
	Outstanding	Stock	Capital	Deficit	(Note 12)	Total

		Thousands of Yen
BALANCE, APRIL 1, 2000	22,480	¥7,082,336	¥12,028,557	¥ (6,062,112)	¥ 1,952,359	¥ 15,001,140

Net loss				(4,700,222)		(4,700,222)
Other comprehensive income, net of tax					1,587,036	1,587,036

Total comprehensive loss						(2,842,782)
Effect of IPO by Crosswave, an equity method investee (Note 4)			5,039,796			5,039,796

BALANCE, MARCH 31, 2001	22,480	7,082,336	17,068,353	(10,762,334)	3,539,395	16,927,750
Net loss				(7,446,135)		(7,446,135)
Other comprehensive income, net of tax					(1,756,334)	(1,756,334)

Total comprehensive loss						(9,202,469)

BALANCE, MARCH 31, 2002	22,480	7,082,336	17,068,353	(18,208,469)	1,783,061	7,725,281
Net loss				(16,476,822)		(16,476,822)
Other comprehensive loss, net of tax					(1,252,795)	(1,252,795)

Total comprehensive loss						(17,729,617)

BALANCE, MARCH 31, 2003	22,480	¥7,082,336	¥17,068,353	¥(34,685,291)	¥ 530,266	¥(10,004,336)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity (Capital Deficiency)
Three Years in the Period Ended March 31, 2003

	Thousands of U.S. Dollars (Note 1)

				Accumulated
				Other
		Additional		Comprehensive
	Common	Paid-in	Accumulated	Income
	Stock	Capital	Deficit	(Note 12)	Total

BALANCE, MARCH 31, 2002	$59,984	$144,561	$(154,217)	$15,102	$65,430
Net loss			(139,551)		(139,551)
Other comprehensive loss, net of tax				(10,611)	(10,611)

Total comprehensive loss					(150,162)

BALANCE, MARCH 31, 2003	$59,984	$144,561	$(293,768)	$4,491	$(84,732)

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2003

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)

	2001	2002	2003	2003

			(Unaudited)
OPERATING ACTIVITIES:
Net loss	¥(4,700,222)	¥(7,446,135)	¥(16,476,822)	$(139,551)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,697,703	3,027,587	3,580,212	30,323
Provision for retirement and pension costs, less payments	10,414	(23,799)	(20,240)	(171)
Provision for doubtful accounts	82,526	78,482	84,339	714
Loss on disposal of property and equipment	23,614	22,851	112,052	949
Loss on short-term and other investments	183,460	432,952	277,162	2,347
Foreign exchange losses (gains)	(1,132,083)	(219,524)	277,856	2,353
Equity in net loss of equity method investees	4,014,680	5,482,082	12,778,386	108,227
Minority interest in net loss of consolidated subsidiaries	(159,850)	(24,467)	(153,251)	(1,298)
Deferred income taxes	(965,418)	1,081,241	885,784	7,502
Others		11,913	5,256	45
Changes in operating assets and liabilities:
Increase in accounts receivable	(999,291)	(3,559,335)	(1,351,380)	(11,446)
Decrease (increase) in inventories, prepaid expenses and other current assets	551,753	(671,177)	3,944	34
Increase in accounts payable	650,495	2,808,704	1,245,431	10,548
Increase (decrease) in income taxes payable	(109,809)	(8,433)	2,711	23
Increase (decrease) in accrued expenses and other current liabilities	(463,672)	168,271	330,252	2,797

Net cash provided by (used in) operating activities	(270,586)	1,161,213	1,581,692	13,396

INVESTING ACTIVITIES:
Purchases of property and equipment	(1,367,073)	(1,237,434)	(1,315,390)	(11,141)
Proceeds from sale-leaseback			66,940	567
Investments in and advances to equity method investees	(7,552,117)	(362,714)
Purchases of short-term and other investments	(23,487,334)	(399,600)	(51,671)	(438)
Proceeds from sale and redemption of short-term and other investments	23,053,058		26,078	221
Deposit of restricted cash for and purchase of stock purchase right of Crosswave			(5,056,250)	(42,824)
Payments of guarantee deposits	(171,793)	(430,455)	(1,519,264)	(12,867)
Refund of guarantee deposits	36,739	1,830	31,353	266
Refund from insurance policies		6,115	8,392	71
Payment for refundable insurance policies	(11,442)	(16,103)	(19,096)	(162)
Other	(44,252)	(18,837)	(49,013)	(415)

Net cash used in investing activities	(9,544,214)	(2,457,198)	(7,877,921)	(66,722)

FORWARD	¥(9,814,800)	¥(1,295,985)	¥(6,296,229)	$(53,326)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2003

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)

	2001	2002	2003	2003

FORWARD	¥(9,814,800)	¥(1,295,985)	¥(6,296,229)	$(53,326)
FINANCING ACTIVITIES:
Proceeds from issuance of long-term borrowings and convertible notes	17,102,639	2,000,000	2,000,000	16,939
Repayments of long-term borrowings	(690,000)		(1,400,000)	(11,857)
Principal payments under capital leases	(1,914,472)	(2,037,133)	(2,475,433)	(20,966)
Net increase (decrease) in short-term borrowings	(8,070,376)	(1,799,768)	1,003,367	8,498
Proceeds from issuance of subsidiary stock to minority shareholders		375,000

Net cash provided by (used in) financing activities	6,427,791	(1,461,901)	(872,066)	(7,386)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	799,277	233,098	(289,272)	(2,450)

NET DECREASE IN CASH	(2,587,732)	(2,524,788)	(7,457,567)	(63,162)
CASH, BEGINNING OF YEAR	16,158,439	13,570,707	11,045,919	93,554

CASH, END OF YEAR	¥13,570,707	¥11,045,919	¥ 3,588,352	$30,392

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥ 526,850	¥ 563,557	¥ 633,649	$5,367
Income taxes paid	141,597	26,227	22,650	192
NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	2,595,626	2,535,943	3,578,084	30,305
Exchange of common stock investment due to merger:
Market value of common shares acquired			55,448	469
Cost of investment			132,372	1,121
Effect of IPO by Crosswave, an equity method investee, on additional paid-in capital	5,039,796

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. (“IIJ”, a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan. IIJ and subsidiaries (collectively, the “Company”) provide Internet access services throughout Japan and into the United States of America and into the rest of Asia through a direct connection to the A-Bone, an Internet backbone connecting the countries in the Asia Pacific region. The Company also provides Internet systems design and integration representing principally sales of Internet network systems and equipment and miscellaneous Internet access-related services.

The Company manages its business and measures results based on a single Internet-related services industry segment, including system integration revenues. Substantially all revenues are from customers operating in Japan.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has significant indebtedness of ¥31,575,765 thousand ($267,433 thousand), working capital deficiency of ¥3,074,882 thousand ($26,043 thousand), and shareholders’ capital deficiency of ¥10,004,336 thousand ($84,732 thousand) as of March 31, 2003.

As discussed in Note 4, the Company’s former equity method investee accounted for under the equity method as of and for the year ended March 31, 2003, Crosswave Communications Inc. (“Crosswave”), filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan. The Company is taking actions to address the commencement of corporate reorganization proceedings by Crosswave and its financial performance such as private placements to shareholders and third parties totaling ¥13,366,073 thousand ($113,207 thousand) on June 26, 2003 and September 16, 2003, as discussed in Note 16. Although no assurances can be given, the Company expects that these actions will enable it to successfully fulfill its near term liquidity requirements and continue operating as a going concern.

Certain Significant Risks and Uncertainties — As a result of Crosswave’s corporate reorganization, the Company believes that any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: the ability to replace or supplement Crosswave as a service provider or use its network and Internet data centers in the event that Crosswave’s service becomes partly or wholly unavailable; loss of existing or potential customers switching to other services providers; difficulty in marketing service offerings as a total network solution provider; the ability to obtain future financing; strategic relationships with lease companies for routers, servers, network machines, transmission lines, software and other items; reliance on other telecommunications providers and other supplies; exercise of significant influence by a major shareholder; any litigation or claims brought in connection with Crosswave’s reorganization.

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: advances and trends in new technologies and industry standard; competitive pressures in the form of new products or price reductions on current products; change in product mix and overall demand for products offered by the Company; changes in certain strategic relationship or customer relationship; litigation or claims against the Company based on intellectual property, product, regulatory or other factors; risk associated with change in domestic and international economic and/or political conditions or regulations; fluctuations in foreign currency exchange rates; availability of necessary components; and the Company’s ability to attract and retain employees necessary to support its growth.

The Company relies on telecommunications carriers to provide long-distance lines for backbone and local connections to customers, including Crosswave, a former equity method investee, and third-party suppliers for the use of hardware components such as routers and servers. The Company believes that its use of multiple carriers, suppliers and alternative facilities significantly mitigate concentrations of credit risk. However, any disruption of telecommunication services or the inability of suppliers to deliver hardware components on a timely basis or to develop alternative sources of components could have an adverse effect on operating results.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments, accounts receivable and guarantee deposits. The Company’s management believes that the risks associated with accounts receivable is mitigated by the large number of customers comprising its customer base.

Certain reclassifications have been made to the prior periods to conform to the current year presentation.

Summary of Significant Accounting Policies

Translation into U.S. Dollars — IIJ maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2003 of ¥118.07= $1 solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.

Consolidation — The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. (“Net Care”), IIJ Technology Inc. (“IIJ Technology”), IIJ Media Communications Inc. (“MC”) and IIJ America, Inc. (“IIJ America”) which have fiscal years ending March 31, except for IIJ America. IIJ America’s fiscal year ends December 31 and such date were used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of March 31. All significant events that occurred during the intervening period are appropriately reflected in the accompanying consolidated financial statements. Significant intercompany transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of impairment loss on investment in and deposits for Crosswave, valuation allowances for deferred tax assets, allowance for doubtful accounts, and estimated lives of fixed assets. Actual results could differ from those estimates.

The useful lives for depreciation and amortization by major asset classes are as follows:

Range of
Useful Lives

Data communications, office and other equipment	2 to 15 years
Leasehold improvements	3 to 15 years
Purchased software	5 years
Capitalized leases	4 to 7 years

Revenue Recognition — Revenues from customer connectivity services consist principally of dedicated Internet access services and dial-up Internet access services. Dedicated Internet access services represent full-line IP services and standard-level IP services (T1 Standard and IIJ Economy). Dial-up Internet access services are provided to both enterprises and individuals (IIJ4U). The term of these contracts is a one year for dedicated Internet access services and generally one month for dial-up Internet access services. All these services are billed and recognized monthly on a straight-line basis.

Value-added service revenues consist principally of sales of miscellaneous Internet access-related services such as firewalls and co-location services. Value-added services also include monthly fees from data center services which began during the fiscal year ended March 31, 2001 and include housing, monitoring and security services. Other revenues under connectivity and value-added services consist principally of call-center customer support. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

Initial set up fees received in connection with connectivity services and value-added services are deferred and recognized over the contract period.

Systems integration revenues consist principally of the development of Internet network systems or design and related maintenance, monitoring and other operating services. The period for the development of the systems or designs is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer. Maintenance, monitoring, and operating service revenues are recognized ratably over the contract period, which is generally for one year.

Equipment sales represent revenues earned in which the Company acts as principal in the transaction, takes title to the equipment and has risks and rewards of ownership while in inventory. This category also includes sales of network systems to Crosswave, a former equity method investee accounted for under the equity method as of and for the year ended March 31, 2003, for the three years in the period ended March 31, 2003.

Other Investments — In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” all marketable equity securities are classified as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of securities sold is determined based on average cost.

The Company reviews the fair value of available-for-sale investments on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other than temporary declines in value are judged taking into consideration the guidance in Staff Accounting Bulletin (“SAB”) No. 59, “Noncurrent Marketable Equity Securities” issued by the Securities and Exchange Commission (“SEC”). The resulting realized loss is included in the consolidated statements of operations in the period in which the decline was deemed to be other than temporary.

Non-marketable equity securities are carried at cost, however, if the value of a security has declined and is judged to be other than temporary, the security is written down to the estimated fair value.

Inventories — Inventories consist mainly of network equipment purchased for resale and work–in–process for development of net work system, and are stated at the lower of cost, which is determined principally by the average–cost method, or market. Inventories are reviewed periodically and items considered to be slow–moving or obsolete are written down to their estimated net realizable value.

Property and Equipment — Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including purchased software and capitalized leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

Guarantee Deposits — Guarantee deposits consist substantially of refundable lease deposits for office premises.

Long-lived Assets — Long-lived assets consist principally of property and equipment, including those items leased under capital leases. On April 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material effect on the Company’s consolidated financial position and results of operations. Prior to the adoption SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets for Long-Lived Assets to Be Disposed Of.” The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment losses for long-lived assets for the three years in the period ended March 31, 2003.

Goodwill and Other Intangible Assets — On April 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under the statement, goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. The Company selected March 31 as its annual impairment testing date. Impairment testing is required to be performed at adoption and at least annually thereafter. Upon the adoption of the statement, the Company ceased the amortization of goodwill recorded in past business combinations and acquisitions. Additionally, the Company ceased the amortization of intangible assets that are deemed to have indefinite lives. As required by SFAS No. 142, the Company also reassessed the useful lives and the classification of its identifiable intangible assets and determined them to be appropriate. See Note 6 for further discussion.

Income Taxes — The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforward. Valuation allowances are provided against assets that are not likely to be realized.

Retirement and Pension Plan — Pension costs have been determined in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions.”

Foreign Currency Transactions — Foreign currency assets and liabilities, which consist substantially of cash denominated in U.S. dollars and accounts payable for the payment of connectivity leases in U.S. dollars to international carriers, are stated at the amount as computed by using year-end exchange rates and the resulting transaction gain or loss is recognized in earnings.

Derivative Financial Instruments — On April 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133.” These new standards require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In accordance with these new standards, the Company designated interest swap contracts as a hedge of the variability of cash flows to be paid related to interest on floating rate borrowings (cash flow hedge) and an effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the underlying transaction affects earnings. An ineffective portion of the gain or loss is reported in earning immediately. The cumulative effect adjustment upon the adoption of SFAS No. 133 and SFAS No. 138 resulted in a decrease to other comprehensive income of ¥25,594 thousand.

Prior to the adoption of SFAS No. 133 and SFAS No. 138, gains or losses on foreign exchange forward contracts and on foreign currency denominated cash and short-term investments which were designated to hedge identifiable commitments for the payment of connectivity leases in U.S. dollars had been deferred and included in the measurement of the related transactions. Interest swap contracts were considered to effectively hedge interest to be paid on floating rate borrowings thereby fair value of the swap contracts was not remeasured, but the differential to be paid or received under the swap contracts was accrued and included in interest expense.

Stock-Based Compensation — SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the companies recognize compensation expense in an amount equal to the excess of the quoted market price over the exercise price of the option at the grant date. For options with a vesting period, the compensation expense is charged to operations ratably over the vesting period. The Company has not recognized any stock-based compensation expense for the years ended March 31, 2001, 2002 and 2003.

Advertising — Advertising costs are expensed as incurred.

Basic and Diluted Net Loss per Share — Basic and diluted net loss per share are computed using the weighted average number of shares of common stock outstanding during the year. All potential common shares, shares issuable upon exercise of stock options or conversion of convertible notes, have been excluded from the computation of diluted net loss per share for all periods presented because the effect would be antidilutive. Diluted net loss per share does not include the effects of the following potential common shares:

	Years ended March 31,

	2001	2002	2003

Shares issuable under stock options	290	685	675
Shares issuable related to convertible notes on an “as-if-converted” basis	625	625	625

Other Comprehensive Income (Loss) — Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and loss on cash flow hedging derivative instruments.

New Accounting Standards — In June 2001, the FASB issued SFAS No. 143, “Accounting for Assets Retirement Obligation,” which is effective for fiscal year beginning after June 15, 2002. The pronouncement addresses the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets and the associated assets retirement costs. Management does not expect this pronouncement to have a material impact on the Company’s consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity’s commitment to an exit plan, and establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002. Management does not expect this pronouncement to have a material impact on the Company’s consolidated financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for certain provisions, and for hedging relationship designated after June 30, 2003. Management does not expect this pronouncement to have a material impact on the Company’s consolidated financial position or results of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently assessing the impact of the adoption of EITF Issue No. 00-21 upon its financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material effect upon the Company’s financial position or results of operations.

2. OTHER INVESTMENTS

Pursuant to SFAS No. 115, all of the Company’s marketable equity securities, principally marketable shares of common stock of Japanese enterprises were classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at March 31, 2002 and 2003, is as follows:

	Thousands of Yen

		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

March 31, 2002
Available-for-sale—Equity securities	¥356,669	¥3,048,701	¥19,944	¥3,385,426

March 31, 2003
Available-for-sale—Equity securities	¥265,730	¥954,679	¥40,493	¥1,179,916

	Thousands of U.S. Dollars

		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

March 31, 2003
Available-for-sale—Equity securities	$2,250	$8,086	$343	$9,993

Other investments include non-marketable equity and debt securities amounting to ¥2,020,639 thousand and ¥1,860,273 thousand ($15,756 thousand) at March 31, 2002 and 2003, respectively.

Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expense), were recognized to reflect the decline in value considered to be other than temporary, totaling ¥301,580 thousand and ¥131,372 thousand, respectively for the year ended March 31, 2002, totaling ¥15,515 thousand ($131 thousand) and ¥175,442 thousand ($1,486 thousand), respectively for the year ended March 31, 2003.

Loss on exchange of securities of ¥76,924 thousand ($652 thousand), included in other income (expense), for the year ended March 31, 2003, represented a non-monetary loss upon the exchange of marketable common shares in a merger transaction.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

An analysis of allowance for doubtful accounts for the years ended March 31, 2001, 2002 and 2003, is as follows:

	Thousands of Yen

	Balance at		Provision for
	Beginning of	Credits	Doubtful	Balance at
	Year	Charged Off	Accounts	End of Year

Year ended March 31, 2001	¥97,852	¥(41,157)	¥82,526	¥139,221

Year ended March 31, 2002	¥139,221	¥(69,829)	¥78,482	¥147,874

Year ended March 31, 2003	¥147,874	¥(106,859)	¥84,339	¥125,354

Thousands of U.S. Dollars

	Balance at		Provision for
	Beginning of	Credits	Doubtful	Balance at
	Year	Charged Off	Accounts	End of Year

Year ended March 31, 2003	$1,252	$(904)	$714	$1,062

4. INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES

IIJ utilizes various business units in Japan and neighboring countries to form and operate its Internet business. Businesses operated by non-consolidated investees include dedicated high-speed data communication services, data center services (Crosswave), connectivity services in Asian countries (Asia Internet Holding Co., Ltd., “AIH”), multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., “Multifeed”), Web page design services (atom Co., Ltd.), data center services in Asian countries (AyalaPort Makati Inc., “Ayala”, and i-Heart Inc.) and network construction, consulting, design and maintenance services (Net Chart Japan Corporation “Net Chart”).

IIJ’s ownership percentages of these equity method investees range from 20 to 50 percent. As the Company has significant influence over the investees’ business planning and execution, such investments are accounted for by the equity method.

Transactions between the Company and the equity method investees include sales of network equipment to and cost of subcontracting services by Net Chart, and Internet access cost and revenues with AIH.

The Company had neither guarantees nor commitments to the equity method investees other than Crosswave as of March 31, 2003.

The aggregate amounts of balances and transactions of the Company with these equity method investees other than Crosswave as of March 31, 2002 and 2003 and for each of the three years in the period ended March 31, 2003, were summarized as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars

	2001	2002	2003	2003

Accounts receivable		¥37,626	¥219,019	$1,855
Accounts payable		149,832	62,065	526
Revenues	¥1,178,973	1,870,227	1,460,123	12,367
Costs and expenses	624,219	1,036,359	1,402,293	11,877

The Company’s investments in and advances to these equity method investees and respective ownership percentage at March 31, 2002 and 2003, consisted of the following:

					Thousands of
		Thousands of Yen			U.S. Dollars

		2002		2003	2003

AIH	26.69	¥597,506	26.69	¥588,452	$4,984
AyalaPort	25.64	209,410	25.64	43,109	365
Multifeed	28.30	145,095	28.30	180,647	1,530
Crosswave	37.85	7,612,573	37.85
Other		289,444		303,812	2,573
Total		¥8,854,028		¥1,116,020	$9,452

The advances to the equity method investees, included in the above, as of March 31, 2002 and 2003, were as follows:

						Thousands of
		Thousands of Yen				U.S. Dollars

	2002			2003		2003

AIH Taiwan		¥73,595	¥		75,689	$641
i-heart		51,246			51,246	434
AyalaPort		42,610			38,392	325
Total		¥167,451	¥		165,327	$1,400

Crosswave, was formed in October 1998 with ownership interests held by IIJ (40 percent), Toyota Motor Corporation (“Toyota”) (30 percent) and Sony Corporation (“Sony”) (30 percent). On August 9, 2000, Crosswave completed an initial public offering of 17,392,000 American Depository Shares (“ADSs”), representing 86,960 shares of common stock at an initial offering price of $14.00 per ADSs in the NASDAQ National Market in the United States of America. Concurrently, IIJ purchased 15,000 newly issued Crosswave common shares amounting to ¥4,565,400 thousand in the aggregate. Proceeds from these transactions to Crosswave amounted to ¥31,032,546 thousand. The effect of the increase in equity in net assets of Crosswave resulting from such proceeds, net of IIJ’s additional investment was accounted for as a capital transaction and credited directly to additional paid-in capital in the amount of ¥5,039,796 thousand. On December 27, 2000, IIJ also purchased 3,000,000 ADSs, representing 15,000 shares of Crosswave from the market in the aggregate amount of ¥2,737,200 thousand. As a result of these transactions, the ownership of IIJ, Sony, and Toyota at March 31, 2003 was 37.85 percent, 23.9 percent and 23.9 percent, respectively.

On May 21, 2002, in connection with the Crosswave Financing Facilities Agreement (the “Agreement”), the Company entered into a Cash Deficiency Support Agreement (“CDS Agreement”) with Crosswave and four Japanese commercial banks. In accordance with the provisions of the CDS Agreement, the Company deposited ¥ 5,000,000 thousand ($42,348 thousand) into a restricted account with a participating bank in May 2002. Under the terms of the CDS Agreement, the deposited cash was restricted over the period in which the Crosswave loans were outstanding and could only be used for debt service in the event Crosswave was otherwise unable to meet scheduled payments under the CDS Agreement. Any such restricted cash used for debt service would result in a corresponding unsecured funding to Crosswave by the Company that would be subordinate to the Crosswave loans outstanding under the CDS Agreement. As a result of the voluntary petition for the commencement of corporate reorganization proceedings in Japan filed on August 20, 2003, Crosswave is deemed to have made a loan to the Company. Any recovery from Crosswave on this loan, however, is required to be paid to the banks until such point as they have been paid in full. The Company is not liable under the terms of the CDS Agreement for any amounts in addition to this amount of ¥5 billion ($42,348 thousand).

In May and June 2003, the Company made unsecured loans of ¥1,719,981 thousand ($14,567 thousand) in total to Crosswave with interest at the short-term prime rate plus 0.3% (1.675%) p.a. in order for Crosswave to meet its scheduled debt service obligation. Original maturity of the loans was July 31, 2003, which was extended to September 30, 2003.

On August 20, 2003, Crosswave filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan. On August 28, 2003, Crosswave received an order from the Tokyo District Court for the commencement of corporate reorganization proceedings. Crosswave’s ADSs were removed from the NASDAQ National Market by NASDAQ effective August 29, 2003. As a result of the commencement of corporate reorganization proceedings, the Company became unable to exercise shareholder voting rights during the pendency of corporate reorganization and expects its equity interest to be eliminated by operation of law upon approval of a reorganization plan or liquidation of Crosswave. As such, the Company no longer has had the ability to exercise significant influence over operating and financial policies of Crosswave thereafter.

In addition to the equity method loss of Crosswave of ¥5,514,383 thousand ($46,704 thousand) for the year ended March 31, 2003, based on unaudited net loss information publicly disclosed by Crosswave prior to the commencement of corporate reorganization proceedings by Crosswave and not reflecting any adjustments which may be required in respect thereof, the Company assessed the impairment of its investment in and deposits for Crosswave considering an evaluation of the recoverability of the equity investee’s underlying net assets through sale or future operations upon emergence from bankruptcy and recognized impairment loss on investment in and deposits for Crosswave of ¥7,153,087 thousand ($60,583 thousand) as of March 31, 2003 which consisted of the carrying amount of the investment of ¥2,098,762 thousand ($17,776 thousand), the realized gain of related foreign currency translation adjustments of ¥1,925 thousand ($16 thousand), stock purchase rights of ¥56,250 thousand ($476 thousand) and deposits of ¥5,000,000 thousand ($42,348 thousand) under the CDS Agreement. The loan of ¥1,719,981 thousand ($14,567 thousand) made by the Company in May and June 2003 to Crosswave and accounts receivable from Crosswave of ¥344,708 thousand ($2,920 thousand) as of July 31, 2003, were not recorded as part of the loss for the year ended March 31, 2003; such loan and accounts receivable will be written off during the first semi–annual period of the year ending March 31, 2004.

The Company had total claims against Crosswave of an aggregate ¥7,064,689 thousand ($59,835 thousand) for deposits under the CDS Agreement of ¥5,000,000 thousand ($42,348 thousand), loan of ¥1,719,981 thousand ($14,567 thousand) as of August 20, 2003, and accounts receivable of ¥344,708 thousand ($2,920 thousand) as of July 31, 2003, respectively.

Transactions between the Company and Crosswave include IIJ’s sale of network systems to Crosswave in the amount of ¥315,925 thousand, ¥1,078,863 thousand and ¥1,160,638 thousand ($9,830 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively, of which cost of purchased equipment sold amounted to ¥305,039 thousand, ¥949,537 thousand and ¥ 1,106,373 thousand ($9,370 thousand), respectively. In addition, other transactions with Crosswave included the cost of dedicated high-speed data communication services.

The amounts of balances and transactions of the Company with Crosswave as of March 31, 2002 and 2003 and for each of the three years in the period ended March 31, 2003, are summarized as follows:

	Thousands of Yen			Thousands of
				U.S. Dollars

	2001	2002	2003	2003

Accounts receivable		¥467,075	¥493,694	$4,181
Accounts payable		460,292	670,920	5,682
Guarantees		3,200	3,200	27
Revenues	¥822,119	2,641,976	2,641,438	22,372
Costs and expenses	1,819,491	4,526,458	6,199,229	52,505

The Company had guaranteed ¥3,200 thousand ($27 thousand) of annual rent payments of Crosswave. The rent agreement had a term of one year with a renewal option. The Company will be required to pay the guaranteed amount if Crosswave is unable. No liability was recorded with respect to such guarantee as of March 31, 2003.

5. PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2002 and 2003 consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2002	2003	2003

Data communications equipment	¥698,158	¥846,631	$7,171
Office and other equipment	508,993	480,941	4,073
Leasehold improvements	302,177	409,398	3,467
Purchased software	3,948,128	4,552,181	38,555
Capitalized leases, primarily data communications equipment	8,493,003	10,810,872	91,563
Construction in progress		15,000	127

Total	13,950,459	17,115,023	144,956
Less accumulated depreciation and amortization	(6,195,033)	(7,963,451)	(67,447)

Property and equipment — net	¥7,755,426	¥9,151,572	$77,510

6. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company ceased amortizing goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” on April 1, 2002. The following table provides pro forma results for the years ended March 31, 2002 and 2001, as if non-amortization provisions of SFAS No. 142 had been applied in 2001 and 2002, compared with actual results for the year ended March 31, 2003:

				Thousands of
	Thousands of Yen			U.S. Dollars

	2001	2002	2003	2003

Reported net loss	¥(4,700,222)	¥(7,446,135)	¥(16,476,822)	$(139,551)
Add back: Goodwill amortization	21,324	21,324
Equity method goodwill amortization	91,127	356,734	—	—
Telephone rights amortization	21,457	21,470	—	—

Adjusted net loss	¥(4,566,314)	¥(7,046,607)	¥(16,476,822)	$(139,551)

Basic and diluted earnings per common share:

	Yen			U.S. Dollars

For the years ended March 31,	2001	2002	2003	2003

Reported net loss per share	¥(209,085)	¥(331,234)	¥(732,955)	$(6,208)
Add back: Goodwill amortization	949	949
Equity method goodwill amortization	4,054	15,869	—	—
Telephone rights amortization	954	955	—	—

Adjusted net loss per share	¥(203,128)	¥(313,461)	¥(732,955)	$(6,208)

The components of intangible assets as of March 31, 2002 and 2003 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2002	2003	2003

Non-amortized intangible assets:
Telephone rights	¥162,344	¥162,323	$1,375
Goodwill	27,528	27,528	233

Total intangible assets	¥189,872	¥189,851	$1,608

No goodwill was acquired or impaired during the year ended March 31, 2003.

7. LEASES

The Company enters into, in the normal course of business, operating and capital lease arrangements which are accounted for in accordance with SFAS No. 13, “Accounting for leases.”

Operating Leases — The Company has operating lease agreements with telecommunications carriers and others, including Crosswave, for the use of connectivity lines, including local access lines that customers use to connect to IIJ’s network. The leases for domestic backbone are generally either non-cancelable for a minimum one-year lease period or cancelable during a lease period principally of six years, with a significant penalty for cancellation (either 25 percent or 35 percent). The lease for domestic and international backbone with Crosswave is for one-year period and cancelable. The leases for international backbone other than Crosswave as of March 31, 2003, are entered into with carriers for lease periods ranging from one to five years and are substantially non-cancelable. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2006 and also leases its network operation centers under non-cancelable operating leases.

Lease expenses related to backbone lines for the years ended March 31, 2001, 2002 and 2003, amounted to ¥8,122,256 thousand, ¥5,656,116 thousand and ¥5,235,517 thousand ($44,342 thousand), respectively. Lease expenses for local access lines for the years ended March 31, 2001, 2002 and 2003, which are only attributable to dedicated access revenues, amounted to ¥3,142,392 thousand, ¥3,872,101 thousand and ¥3,861,955 thousand ($32,709 thousand), respectively. Other lease expenses for the years ended March 31, 2001, 2002 and 2003, amounted to ¥1,858,987 thousand, ¥2,764,026 thousand and ¥ 3,551,006 thousand ($30,075 thousand), respectively.

Capital Leases — The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥8,493,003 thousand and ¥3,772,937 thousand at March 31, 2002 and ¥10,810,872 thousand ($91,563 thousand) and ¥ 5,000,233 thousand ($42,350 thousand) at March 31, 2003, respectively.

As of March 31, 2003, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:

	Thousands of Yen			Thousands of U.S. Dollars

	Connectivity			Connectivity
	Lines	Other		Lines	Other
	Operating	Operating	Capital	Operating	Operating	Capital
	Leases	Leases	Leases	Leases	Leases	Leases

Year ending March 31:
2004	¥676,900	¥1,361,899	¥2,889,725	$5,733	$11,535	$24,475
2005	193,784	1,622,617	2,048,011	1,641	13,743	17,346
2006	88,569	1,507,326	1,226,040	750	12,766	10,384
2007	30,368	58,384	452,557	257	494	3,833
2008		18,443	19,958		156	169
2009 and thereafter		122,954	29,054		1,041	246

Total minimum lease payments	¥989,621	¥4,691,623	6,665,345	$8,382	$39,735	56,453

Less amounts representing interest			(313,179)			(2,653)

Present value of net minimum capital lease payments			6,352,166			53,800
Less current portion			(2,716,386)			(23,007)

Noncurrent portion			¥3,635,780			$30,793

8. BORROWINGS AND CONVERTIBLE NOTES

Short-term borrowings at March 31, 2002 and 2003, consist of unsecured notes payable to banks of ¥50,000 thousand at March 31, 2002 and bank overdrafts of ¥3,770,232 thousand and ¥4,823,599 thousand ($40,854 thousand) at March 31, 2002 and 2003, respectively. Short-term borrowings bear fixed-rate interest and their weighted average rates on the short-term borrowings at March 31, 2002 and 2003 were 1.393 percent and 1.375 percent, respectively.

Long-term borrowings as of March 31, 2002 and 2003, consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2002	2003	2003

Unsecured long-term loans payable to banks, maturing at various dates through 2007 (see Note 14). Weighted average interest rates were 1.72% and 1.767% for the years ended March 31, 2002 and 2003, respectively.	¥2,400,000	¥1,400,000	$11,857
Unsecured long-term loans payable to banks, maturing at various dates through 2006 (see Note 14). Interest is payable at a variable rate based on TIBOR which was 0.12% and 0.08% as of March 31, 2002 and 2003, respectively. Weighted average interest rates were 0.95% and 0.916% for the years ended March 31, 2002 and 2003, respectively.	2,400,000	3,000,000	25,409
Long-term installments payable at various dates through 2007.
Weighted average interest rate was 2.55% for the year ended March 31, 2003.		1,000,000	$8,469

Less current portion	(1,400,000)	(1,943,735)	(16,462)

Long-term borrowings, less current portion	¥3,400,000	¥3,456,265	$29,273

The Company entered into interest rate swap contracts to manage its interest rate exposure resulting in a fixed interest rate for a portion of its long-term debt. The effective weighted average interest rates for ¥2,000,000 thousand and ¥3,000,000 thousand ($25,409 thousand) of the long-term loan outstanding at March 31, 2002 and 2003 after giving effect to such swap agreements were 1.730 and 1.787 percent per annum, respectively (Note 14).

On March 14, 2003, the Company entered into a long-term installment loan agreement with a leasing company to finance the payment for rental deposits for its new head office. The principal of the loan is ¥1,000,000 thousand ($8,469 thousand). The loan was secured by a rental deposit of ¥1,705,036 thousand ($8,469 thousand) at March 31, 2003.

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral or guarantees with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. In August 2003, the Company received requests to provide collateral or guarantees from its banks. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default.

Annual maturities of long-term borrowings outstanding as of March 31, 2003, are as follows:

Year Ending		Thousands of
March 31	Thousands of Yen	U.S. Dollars

2004	¥1,943,735	$16,462
2005	1,548,246	13,113
2006	1,152,056	9,757
2007	755,963	6,403

Total	¥5,400,000	$45,735

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2003, was ¥1,996,401 thousand ($16,909 thousand).

The 1.750 percent unsecured yen convertible notes due March 2005 in the aggregate principal amount of ¥15,000,000 thousand ($127,043 thousand) were issued on April 11, 2000. The notes are convertible at the option of the holders currently at ¥19,875 thousand ($168 thousand) per share at any time on or before March 15, 2005, in whole or in part, at par with unpaid and accrued interest; provided that the closing trading price for the Company’s shares for a certain period prior to giving notice of redemption is of at least 140% of the conversion price.

9. INCOME TAXES

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 42 percent for the years ended March 31, 2001, 2002 and 2003, respectively. Total income tax recognized for the years ended March 31, 2001, 2002 and 2003, are applicable to the following:

				Thousands of
	Thousands of Yen			U.S. Dollars

	2001	2002	2003	2003

Income tax expense (benefit):
Current	¥39,740	¥17,794	¥25,581	$217
Deferred (benefit)	(965,418)	1,081,241	885,784	7,502
Other comprehensive income	1,150,014	(1,266,877)	(888,213)	(7,523)

Total income tax	¥224,336	¥(167,842)	¥23,152	$196

Amendments to Japanese tax regulations were enacted into law on March 31, 2003. As a result, normal Japanese statutory rates will be reduced by 1.2% to 40.8%, effective from the fiscal year beginning April 1, 2004. There was no net effect of the income tax rate reduction on deferred tax balances as of March 31, 2003.

Loss from operations before income tax expense (benefit) consists of the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars

	2001	2002	2003	2003

Domestic	¥(1,523,117)	¥(735,359)	¥(15,491,756)	$(131,209)
Foreign	(247,953)	(154,126)	(116,036)	(983)

Total	¥(1,771,070)	¥(889,485)	¥(15,607,792)	$(132,192)

Net deferred income tax assets and liabilities at March 31, 2003 are reflected on the accompanying consolidated balance sheets under captions of other current assets in the amount of ¥ 2,429 thousand ($21 thousand).

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2002 and 2003, was as follows:

					Thousands of
	Thousands of Yen				U.S. Dollars

	2002		2003		2003

	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Unrealized gains on available-for-sale securities		¥1,272,079		¥372,988		$3,159
Valuation of limited partnership investments for tax purpose		21,919		34,667		294
Capitalized leases	¥42,048		¥69,197		586
Accrued expenses	100,069		152,253		1,290
Retirement and pension cost	42,353		32,886		279
Stock and notes issue cost		54,526		80,669		683
Allowance for doubtful accounts	38,234		21,617		183
Depreciation	55,032		46,808		396
Impairment loss on investment in and deposits for Crosswave			3,748,580		31,748
Operating loss carryforward	3,258,292		8,800,850		74,539
Other	65,631	1,241	136,701	13,629	1,158	115

Total	3,601,659	1,349,765	13,008,892	501,953	110,179	4,251
Valuation allowance	(2,251,894)		(12,504,510)		(105,907)

Total	¥1,349,765	¥1,349,765	¥504,382	¥501,953	$4,272	$4,251

As of March 31, 2002 and 2003, the valuation allowance for deferred tax assets has been provided amounts which are not considered “more likely than not” to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥201,017 thousand, and increases of ¥1,558,780 thousand and ¥ 10,252,616 thousand ($86,835 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively. As of March 31, 2003, IIJ, certain domestic subsidiaries and IIJ America, a U.S. subsidiary, had tax operating loss carryforwards of ¥19,701,655 thousand ($166,864 thousand), ¥639,640 thousand ($5,417 thousand) and $9,524 thousand, respectively. These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2008 in Japan and December 31, 2022 in the United States of America, respectively.

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2003, is as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars

	2001	2002	2003	2003

Amount computed by using normal Japanese statutory tax rate	¥(734,893)	¥(373,584)	¥(6,555,273)	$(55,520)
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	(33,725)	(23,214)	37,324	316
Increase (decrease) in valuation allowance	(186,905)	1,557,870	10,304,655	87,276
Realization of tax benefit of operating loss carryforwards of subsidiaries	(1,821)	(18,275)	(28,091)	(238)
Tax benefit on losses of Crosswave			(3,230,380)	(27,360)

Other—net	31,666	(43,762)	383,130	3,245

Income tax expense (benefit) as reported	¥(925,678)	¥1,099,035	¥911,365	$7,719

10. RETIREMENT AND PENSION PLANS

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

Net periodic pension cost for the years ended March 31, 2001, 2002 and 2003, included the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars

	2001	2002	2003	2003

Service cost	¥109,473	¥115,258	¥142,432	$1,207
Interest cost	7,772	6,930	9,433	80
Expected return on plan assets	(4,877)	(6,733)	(8,499)	(72)
Amortization of transition obligation	402	402	402	3
Recognized net actuarial loss	1,589		509	4

Net periodic pension cost	¥114,359	¥115,857	¥144,277	$1,222

The funded status as of March 31, 2002 and 2003, is as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2002	2003	2003

Change in benefit obligation:
Benefit obligation at beginning of year	¥350,671	¥471,656	$3,994
Service cost	115,258	142,432	1,207
Interest cost	6,930	9,433	80
Actuarial (gain) loss	9,156	(23,635)	(200)
Benefit paid	(10,359)	(12,669)	(108)

Benefit obligation at end of year	¥471,656	¥587,217	$4,973

Change in plan assets:
Fair value of plan assets at beginning of year	¥216,840	¥339,951	$2,879
Actual return on plan assets	(6,186)	(22,903)	(194)
Employer contribution	134,312	160,086	1,356
Benefits paid	(5,015)	(8,238)	(70)

Fair value of plan assets at end of year	339,951	468,896	3,971

Funded status	(131,705)	(118,321)	(1,002)
Unrecognized actuarial loss	25,240	32,498	275
Unrecognized transition obligation	5,624	5,222	44

Accrued pension cost	¥(100,841)	¥(80,601)	$(683)

Accumulated benefit obligation	¥285,096	¥420,031	$3,557

Actuarial assumptions as of March 31:
Discount rate	2.0%	1.5%
Expected long-term rate of return on plan assets	2.5	2.5
Rate of compensation increase	3.0	2.0

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

Contributions due and paid during the years ended March 31, 2001, 2002 and 2003, under the Multi-Employer Plan, including its substitutional portion, amounted to ¥178,053 thousand, ¥234,148 thousand and ¥309,787 thousand ($2,624 thousand).

Under the Japanese Commercial Code, the amount of retirement benefits for retiring directors and statutory auditors are required to be approved by the shareholders. IIJ accrued benefit at March 31, 2001 to a retiring director of ¥35,770 thousand and the benefit was subsequently approved by the shareholders at a general meeting of shareholders on June 27, 2001 and paid. The benefit of ¥4,630 thousand to another retiring director was approved by the shareholders at a general meeting of shareholders on June 26, 2002, and accrued and paid. There were no benefits determined or paid to retired directors or corporate auditors for each of three years other than above benefits.

11. SHAREHOLDERS’S EQUITY (CAPITAL DEFICIENCY)

IIJ is subject to the Japanese Commercial Code (the “Code”) to which certain amendments became effective on October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as the common stock account as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as the common stock account were credited to capital surplus. Effective October 1, 2001, the Code was revised and common stock par values were eliminated, resulting in all shares being recorded with no par value.

Prior to October 1,2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions beginning April 1, 2002, there by allowing IIJ to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock, cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The Code permits, upon approval of the Board of Directors, transfers of an amount from capital surplus to the common stock account.

The Code also permits IIJ, upon approval by the Board of Directors, to issue shares to existing shareholders without consideration to offset a stock split. Such issuance of shares generally does not give rise to changes within the shareholders’ accounts. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders’ equity by the number of outstanding shares after the stock split could not be less than ¥50,000. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code provided that an amount at least equal to 10% of the aggregate amount of cash and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of the common stock account. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside total capital surplus and legal reserve equals 25% of the common stock account. The amount of total capital surplus and legal reserve which exceeds 25% of the common stock account can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends. In addition, the Code permits to transfer a portion of legal reserve to the common stock account by resolution of the Board of Directors.

In August 1999, IIJ completed an initial public offering of 7,160,000 ADSs representing 3,580 shares of common stock at an initial offering price of $23.00 per ADS in the NASDAQ National Market in the United States of America. The net proceeds to IIJ from the initial public offering, after deducting applicable underwriting discounts and stock issue cost, were ¥17,358,987 thousand. Stock issue costs, amounting to ¥1,751,253 thousand, were deducted from additional paid-in capital.

Stock Option Plans — In March 2000, IIJ Technology issued bonds with 2,000 detachable warrants in the amount of ¥600,000 thousand. The bonds were repurchased in April 2000 and warrants to purchase the subsidiary’s 775 common shares at an exercise price of ¥300,000 per share based on fair market value were immediately purchased by certain officers and employees of the Company and the subsidiary. 1,000 warrants were purchased and maintained by the Company. Warrants are exercisable upon issuance. All of the warrants remain outstanding as of March 31, 2003.

The following table summarizes the transactions of IIJ’s stock option plans for the three years in the period ended March 31, 2003:

		Weighted Average
		Exercise Price
	Number of Shares	(Thousands of yen per common shares)

Unexercised options outstanding
— April 1, 2000		—
Options granted	295	¥13,056
Options exercised	—	—
Options forfeited	5	13,056

Unexercised options outstanding
— March 31, 2001	290	¥13,056
Options granted	395	2,018
Options exercised	—	—
Options forfeited	—	—

Unexercised options outstanding
— March 31, 2002	685	¥6,691
Options granted	—	—
Options exercised	—	—
Options forfeited	10	7,537

Unexercised options outstanding
— March 31, 2003	675	¥6,678

Summarized information about stock options outstanding as of March 31, 2003 of which an exercise price reflects subsequent adjustment as a result of issuance of common shares in June and September 2003 is as follows:

	Outstanding		Exercisable

	Number of	Remaining Life	Number of
Exercise Price	Options	(in years)	Options

(Thousand of Yen)
¥10,817	285	7.0	285
1,672	390	8.3	Nil

The fair value of IIJ’s options reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2001	2002

Stock Options:
Expected life from vesting date (in years)	4.0	4.0
Risk-free interest rates	1.39%	0.72%
Volatility	148%	51%
Dividend yield	—	—

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Based upon the above assumptions, the fair value of IIJ’s stock options granted during the year ended March 31, 2001 and 2002 were ¥11,875 thousand per common share and ¥621 thousand per common share, as compared to corresponding original exercise price of ¥13,056 thousand and ¥2,018 thousand, respectively.

In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” the following pro forma net loss and loss per share information for the years ended March 31, 2001, 2002 and 2003, including the effects of fair values associated with the granted stock options of IIJ technology is presented as if the Company accounted for its stock options using the fair value method. Under the fair value method, the estimated fair value of the stock options is charged against income on a straight-line basis over the options’ vesting period.:

				Thousands of
	Thousands of Yen			U.S. Dollars

	2001	2002	2003	2003

Net loss:
As reported	¥(4,700,222)	¥(7,446,135)	¥(16,476,822)	$(139,551)
Addition: Total stock-based employee compensation determined under fair value based method for all awards, net of tax	1,740,026	1,757,087	267,387	2,265

Pro forma	¥(6,440,248)	¥(9,203,222)	¥(16,744,209)	$(141,816)

				Thousands of
	Thousands of Yen			U.S. Dollars

	2001	2002	2003	2003

Basic and diluted net loss per common shares:
As reported	¥209,085	¥331,234	¥732,955	$6,208
Pro forma	¥286,488	¥409,396	¥744,849	$6,309

12. OTHER COMPREHENSIVE INCOME

The change in each component of other comprehensive income (loss) for the years ended March 31, 2001, 2002 and 2003, is as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars

	2001	2002	2003	2003

Other comprehensive income (loss), before tax:
Foreign currency translation adjustments	¥(1,141)	¥26,933	¥(22,423)	$(191)

Unrealized holding gain (loss) on securities:
Amount arising during the period	2,492,767	(3,318,017)	(2,207,010)	(18,692)
Less: Reclassification adjustments for losses included in net loss	(245,424)	(301,580)	(92,439)	(783)

Net unrealized holding gain (loss) during the period	2,738,191	(3,016,437)	(2,114,571)	(17,909)

Loss on cash flow hedging derivative instruments
Effect of adopting SFAS No. 133		(25,594)
Amount arising during the period		(22,385)	(30,452)	(258)
Less: Reclassification adjustments for losses included in net loss		14,272	26,438	224

Net loss on cash flow hedging derivative instruments		(33,707)	(4,014)	(34)

Total	2,737,050	(3,023,211)	(2,141,008)	(18,134)
Income tax effect	(1,150,014)	1,266,877	888,213	7,523

Other comprehensive income (loss), net of tax	¥1,587,036	¥(1,756,334)	¥(1,252,795)	$(10,611)

The components of accumulated other comprehensive income (loss) at March 31, 2002 and 2003 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2002	2003	2003

Foreign currency translation adjustments	¥60,115	¥38,145	$323
Net unrealized holding gain on securities	1,756,653	529,842	4,488
Loss on cash flow hedging derivative instruments	(33,707)	(37,721)	(320)

	¥1,783,061	¥530,266	$4,491

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has contracted for connectivity lines with Crosswave as of March 31, 2003, that, in aggregate, require monthly payments of ¥410,729 thousand ($3,479 thousand).

The purchase commitments for network system equipment outstanding at March 31, 2003, amounted to ¥619,775 thousand ($5,249 thousand).

In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming IIJ and certain of its officers and directors as defendants. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of our initial public offering violated the securities laws (i) by failing to disclose in the offering's registration statement certain alleged compensation arrangements entered into with the underwriters' clients, such as undisclosed commissions or tie-in agreements to purchase stock in the after-market, and (ii) by engaging in manipulative practices to artificially inflate the price of IIJ's stock in the aftermarket subsequent to the initial public offering. On July 15, 2002, the Company joined in an 'omnibus' motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. In June 2003, the Company approved a settlement with the plaintiffs in this matter. The settlement releases IIJ and the individual defendants for liability for the conduct alleged in the action. Under the settlement, the Company agreed to assign away, not assert, or release certain potential claims the Company may have against our underwriters. Approximately 260 defendant issuers participated in this settlement. As to financial impact on the Company, the settlement provides that the class members will be guaranteed $1 billion in recoveries by the insurers of the issuers. In addition to the proposed settlement, some of the defense costs incurred would be borne by IIJ's insurer in a separate agreement. Consequently, the Company believes that there will be no significant financial impact on the Company as a result of this matter. Final approval of this settlement is required by the United States District Court.

In addition to the foregoing, the Company is a party to other suits and claims that arise in the normal course of business.

14. DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

Interest Rate Swap Agreement — The Company is exposed to changes in interest rates that are associated with long-term bank borrowings. The Company’s policy on managing the interest rate risk is to hedge the exposure to variability in future cash flows of floating rate interest payments on the long-term bank borrowings. In order to reduce cash flow risk exposures on floating rate borrowings, the Company utilizes interest rate swap agreements to convert a floating rate borrowing to a fixed rate borrowing.

The Company is also exposed to credit-related losses in the event of non-performance by counterparties to interest rate swaps, but it is not expected that any counterparties will fail to meet their obligations, because counterparties are internationally recognized financial institution.

Changes in fair value of interest rate swaps designated as hedging instrument is reported in accumulated other comprehensive income during the year ended March 31, 2003. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the hedged bank borrowings affect earnings. There was no ineffectiveness recognized in earning for the years ended March 31, 2002, and 2003. For the years ended March 31, 2002, and 2003, net derivative loss of ¥14,272 thousand and ¥26,438 thousand ($224 thousand) were reclassified to interest expense, respectively.

During the year ending March 31, 2004, approximately ¥23,508 thousand ($199 thousand) of accumulated other comprehensive loss related to the interest rate swaps are expected to be reclassified as an adjustment to interest expense as a yield adjustment of the hedged bank borrowings.

Fair Value — In the normal course of business, the Company invests in financial assets and incurs financial liabilities. To estimate the fair value of those financial assets, liabilities and derivatives, the Company used quoted market prices to the extent that they were available. Where a quoted market price is not available, the Company estimates fair value using primarily the discounted cash flow method. For certain financial assets and liabilities which are expected to be collected and settled within one year, the Company assumed that the carrying amount approximates fair value due to their short maturities. Investment for which is not practicable are investments in a number of unaffiliated and unlisted smaller sized companies and the estimate of their fair values can not be made without incurring excessive costs. The carrying amounts or notional amounts and fair value of financial instruments are summarized below:

					Thousands of
	Thousands of Yen				U.S. Dollars

	2002		2003		2003

	Carrying		Carrying		Carrying	Fair
	Amount or		Amount or		Amount or	Value or
	Notional		Notional		Notional	Gain
	Amount	Fair Value	Amount	Fair Value	Amount	(Loss)

Other investments for which it is:
Practicable to estimate fair value	¥3,385,426	¥3,385,426	¥1,179,916	¥1,179,916	$9,993	$9,993
Not practicable	2,020,639		1,860,273		15,756
Noncurrent refundable insurance policies (other assets)	31,475	31,475	42,180	42,180	357	357
Long-term borrowings, installment payable and convertible notes, including current portion	19,800,000	17,104,110	20,400,000	18,004,239	172,779	152,488
Interest rate swap contracts	2,000,000	(33,707)	3,000,000	(37,721)	25,409	(319)

Cash at March 31, 2002 and 2003, includes U.S. dollar denominated bank deposits of ¥3,473,827 thousand and ¥1,360,644 thousand ($11,524 thousand), respectively.

15. ADVERTISING EXPENSES

Advertising expenses incurred during the years ended March 31, 2001, 2002 and 2003, consist principally of advertisement within magazines, journals and newspapers and amounted to ¥735,763 thousand, ¥397,263 thousand and ¥278,474 thousand ($2,359 thousand), respectively.

16. SUBSEQUENT EVENTS

On June 26, 2003, IIJ issued 3,265 new shares of common stock at ¥418,200 per share for ¥1,365,423 thousand ($11,565 thousand) by a private placement to third parties in Japan. The proceeds from the private placement were used to improve the financial position of the Company.

On September 16, 2003, mainly in order to provide for the repayment of the convertible notes due March 2005, IIJ issued 12,615 new shares of common stock at ¥951,300 per share for ¥12,000,650 thousand ($101,640 thousand) by a private placement in Japan to Nippon Telegraph and Telephone Corporation (“NTT”) for ¥9,603,374 thousand ($81,336 thousand), NTT Communications for ¥749,624 thousand ($6,349 thousand), a wholly owned subsidiary of NTT, Itochu Corporation and Sumitomo Corporation for each ¥499,432 thousand ($4,230 thousand) and three other companies for ¥648,787 thousand ($5,495 thousand). As a result, NTT and its subsidiary own 31.6% of IIJ’s outstanding common shares. Concurrently, IIJ entered into a Subscription Agreement with NTT under which IIJ allows NTT to nominate up to three persons as directors or statutory auditors, subject to approval by IIJ’s shareholders. The agreement also provides NTT with preemptive rights to subscribe to any additional future issuances by IIJ in order to maintain its shareholding. In addition, IIJ and NTT agreed to undertake efforts to jointly engage in the development of broadband and information technology and other related business, to expand the business relationship between the two parties in connection with new business opportunities of IIJ and discuss secondment of employees to each other. Had these shares from both private placements noted above been issued as of the beginning of the fiscal year ended March 31, 2003, basic and diluted loss per share would have been decreased to ¥429,531 ($3,638).

* * * * * *

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as amended (English translation)

1.2	Share Handling Regulations, as amended (English translation)

1.3	Regulations of the Board of Directors, as amended (English translation)

1.4	Regulations of the Board of Statutory Auditors, as amended (English translation)***

2.1	Specimen Common Stock Certificate*

2.2	Bylaws of the IIJ Employee Shareholders’ Association (with English translation)*

2.3	Paying Agent, Conversion Agent and Registrar Agreement, dated April 11, 2000, among Internet Initiative Japan Inc., The Bank of New York and Banque Internationale à Luxembourg relating to ¥15,000,000,000 1.75% convertible notes due 2005 (with exhibits)

2.4	Form of Deposit Agreement among IIJ, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-10582) filed on July 13, 1999)

4.1	Basic Agreement to Delegate Services, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Technology Inc. (with English translation)*

4.2	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (with English translation)*

4.3	Basic Agreement to Delegate Services, dated January 30, 1995, between Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)*

4.4	Memorandum of Understanding Regarding Technical Cooperation, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)*

4.5	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (with English translation)*

4.6	Purchase and Sales Agreement, dated January 8, 1999, between Internet Initiative Japan Inc. and Crosswave Communications Inc. (with English translation)*

4.7	Individual Agreement on Entrustment of Business between Internet Initiative Japan Inc. and Asia Internet Holding Co., Ltd., dated July 1, 1998 (with English translation)*

4.8	Enforcement Rules with regard to the Payment of Fee for Right of Use of Transmission Network Facilities, dated September 30, 1999, between Crosswave Communications Inc. and KDD Corporation establishes rules with regard to the payment of a fee by Crosswave Communications Inc. to KDD Corporation (with English translation)**

4.9	Sales Cooperation Agreement, dated August 20, 1999, between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**

4.10	Business Entrustment Agreement, dated April 1, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**

4.11	Letter of Confirmation, dated November 16, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**

4.12	Data Center Service Agency Agreement dated March 1, 2000 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**

4.13	Cash Deficiency Support Agreement, dated May 21, 2002, among Internet Initiative Japan Inc., Crosswave Communications Inc., The Sumitomo Trust & Banking Co., Ltd., UFJ Bank Limited, Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation (English translation)***

4.14	Stock Acquisition Rights Placement Agreement, dated May 21, 2002, between Internet Initiative Japan Inc. and Crosswave Communications Inc. (English translation)***

4.15	Lease Agreement, dated March 14, 2003, between Internet Initiative Japan and Mitsui Fudosan Co., Ltd. (English translation)

4.16	Sublease Agreements, dated March 15, 2003, between Internet Initiative Japan Inc. and Crosswave Communications Inc., Crosswave Facilities Inc., IIJ Technology Inc., Net Care, Inc. and IIJ Media Communications, Inc. (English translations)

4.17	Pledge Agreement, dated March 14, 2003, among Internet Initiative Japan Inc., IBJ Leasing Co., Ltd. and Nissay Leasing Company, Limited (English translation)

4.18	Credit Facility Agreement, dated May 29, 2003, between Internet Initiative Japan Inc. and Crosswave Communications Inc. (English translation)

4.19	Letter of Undertaking, dated August 29, 2003, among Internet Initiative Japan Inc. and Mizuho Corporate Bank, Ltd., UFJ Bank Limited, Sumitomo Mitsui Banking Corporation, The Mitsubishi Trust and Banking Corporation and The Bank of Tokyo-Mitsubishi, Ltd. (English translation)

4.20	Subscription Agreement, dated September 16, 2003, between Internet Initiative Japan and Nippon Telegraph and Telephone Corporation (English translation)

8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)

14.1	Selected unaudited financial statement data as of and for the year ended March 31, 2003 of Crosswave Communications Inc.

*	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

**	Incorporated by reference to the corresponding exhibit to the Form F-1 of Crosswave Communications, Inc. (File No. 333-12264) declared effective on August 3, 2000.

***	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 30, 2002.

     Except for Exhibit 2.3, we have not included as exhibits certain instruments with respect to our long-term debt. Except for Exhibit 2.3, the amount of debt authorized under each long-term debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any long-term instrument to the Commission upon request.