Form 20-F/A
period 2003-03-31
INTERNET INITIATIVE JAPAN INC
filed 2003-10-08
CIK 1090633

The following items were the subject of a Form 12b-25 and are included herein: (i) audited financial statements of Internet Initiative Japan Inc. and subsidiaries required under Item 18, and (ii) certifications of the CEO and CFO of Internet Initiative Japan Inc. under Sections 302 and 906 of the Sarbanes Oxley Act of 2002.

As filed with the Securities and Exchange Commission on October 8, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Item 17  ☐     Item 18  ☑

     The purpose of this Amendment No. 1 to Annual Report on Form 20-F is to provide the audited financial statements of Internet Initiative Japan Inc. and subsidiaries required under Item 18 and certifications of the CEO and CFO of Internet Initiative Japan Inc. required by Sections 301 and 906 of the Sarbanes Oxley Act of 2002.

     The Items of our annual report on Form 20-F for the fiscal year ended March 31, 2003 which are amended and restated herein are:

     1. Item 3 – Selected Financial Data and Risk Factors have been revised.

     2. Item 4 – Business Overview has been revised.

     3. Item 5 has been revised.

     4. Item 7 – Major Shareholders has been revised.

     5. Item 10 – Material Contracts has been revised.

     6. Item 11 has been revised.

     7. Item 18 – Financial Statements have been revised to include audited financial statements and an independent auditors’ report.

     8. Item 19 – The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 have been added as Exhibit 12.1.

     9. Item 19 – The certifications required by Section 906 of the Sarbanes-Oxley Act of 2002 have been added as Exhibit 13.1.

     The remaining Items contained within this Amendment No. 1 to Annual Report on Form 20-F consist of all other Items, except for previously filed exhibits, originally contained in our annual report on Form 20-F for the fiscal year ended March 31, 2003 in the form filed with the United States Securities and Exchange Commission, or SEC, on September 30, 2003. These remaining Items are not amended hereby, but are included for the convenience of the reader. In order to preserve the nature and character of the disclosures set forth in such Items as originally filed, except as expressly noted herein, this report continues to speak as of the date of the original filing, and we have not updated the disclosures in this report to speak as of a later date. While this report primarily relates to the historical periods covered, events may have taken place since the original filing that might have been reflected in this report if they had taken place prior to the original filing. All information contained in this Amendment No. 1 to Annual Report on Form 20-F is subject to updating and supplementing as provided in our reports on Form 6-K furnished to the SEC subsequent to the date of the original filing of the annual report on Form 20-F.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable.

Item 3. Key Information.

A.     Selected financial data.

     The selected consolidated financial data below should be read together with our consolidated financial statements and the notes to the financial statements beginning on page F-1 and with Item 5., “Operating and Financial Review and Prospects”. The statement of operations data and per share and ADS data below for the fiscal years ended March 31, 1999, 2000, 2001, 2002, and 2003, the balance sheet data below as of March 31, 1999, 2000, 2001, 2002 and 2003 and the net cash provided by (used in) operating activities, investing activities and financing activities for the years ended March 31, 1999, 2000, 2001, 2002 and 2003 under operating data below are derived from our audited financial statements, which have been prepared in accordance with U.S. GAAP, and audited by Deloitte Touche Tohmatsu, independent auditors. The audit report of Deloitte Touche Tohmatsu in respect of our financial statements as of and for the fiscal year ended March 31, 2003 was qualified as to the effects of such adjustments, if any, as might have been determined to be necessary if sufficient evidence regarding the equity method loss, the impairment loss on investment in and deposits for Crosswave and the related summary information of Crosswave for the year ended March 31, 2003 was available. As described elsewhere in this annual report, Crosswave is undergoing corporate reorganization proceedings in Japan and has not prepared audited financial statements for the year ended March 31, 2003 or other sufficient evidence of its results of operations to permit our auditors to issue an audit report or our financial statements as of and for the year ended March 31, 2003 without such qualification.

	As of and for the year ended March 31,

	1999	2000	2001	2002	2003	2003

	(millions of yen, except per share and ADS data)					(thousands of U.S.
						dollars, except per
						share and ADS data) (1)

Statement of Operations Data:
REVENUES:
Connectivity and value-added services revenues:
Dedicated access	¥7,798	¥9,999	¥12,953	¥14,303	¥13,815	$117,007
Dial-up access	4,101	4,496	4,423	3,644	3,155	26,723
Value-added	496	884	1,962	3,100	3,603	30,514
Other	110	408	592	1,668	1,726	14,616

Total connectivity and value-added services revenue	12,505	15,787	19,930	22,715	22,299	188,860
Systems integration revenues, including related equipment sales	1,179	7,640	10,556	14,356	15,013	127,150
Equipment sales	1,085	1,875	1,390	2,834	6,706	56,799

Total revenues	14,769	25,302	31,876	39,905	44,018	372,809

COST AND EXPENSES:
Cost of connectivity and value-added services revenues	11,178	15,091	18,983	19,800	20,387	172,668
Cost of systems integration revenues, including related equipment sales	950	6,272	9,117	12,314	13,090	110,868
Cost of equipment sales	1,074	1,807	1,289	2,540	6,417	54,345

Total cost of revenues	13,202	23,170	29,389	34,654	39,894	337,881
Sales and marketing expenses	1,570	2,604	3,252	3,038	3,176	26,901
General and administrative expenses	1,065	1,234	1,618	1,840	2,205	18,671
Research and development expenses	243	364	287	319	414	3,508

Total cost and expenses	16,080	27,372	34,546	39,851	45,689	386,961

OPERATING INCOME (LOSS)	(1,311)	(2,070)	(2,670)	54	(1,671)	(14,152)

OTHER INCOME (EXPENSES):
Interest income	4	362	454	122	67	571
Interest expense	(219)	(277)	(643)	(659)	(733)	(6,207)
Other — net	16	(830)	1,088	(406)	(604)	(5,115)

Other income (expenses) — net	(199)	(745)	899	(943)	(1,270)	(10,751)

LOSS FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT)	(1,510)	(2,815)	(1,771)	(889)	(2,941)	(24,903)
INCOME TAX EXPENSE (BENEFIT)	16	(1,280)	(926)	1,099	911	7,719
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	123	(70)	160	24	153	1,298
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES:(7)
Equity method net loss	(26)	(3,180)	(4,015)	(5,482)	(5,625)	(47,644)
Impairment loss on investment in and deposits for Crosswave					(7,153)	(60,583)

Total equity in net loss of equity method investees	(26)	(3,180)	(4,015)	(5,482)	(12,778)	(108,227)

NET LOSS	¥(1,429)	¥(4,785)	¥(4,700)	¥(7,446)	¥(16,477)	$(139,551)

Per Share and ADS Data:
Basic and diluted net loss per share	¥(75,720)	¥(225,791)	¥(209,085)	¥(331,234)	¥(732,955)	$(6,208)
Basis and diluted net loss per ADS equivalent	(37.86)	(112.89)	(104.54)	(165.62)	(366.48)	(3.1)
Weighted average number of shares	18,868	21,190	22,480	22,480	22,480
Weighted average number of ADS equivalents (thousands)	37,736	42,380	44,960	44,960	44,960

	As of and for the year ended March 31,

	1999	2000	2001	2002	2003	2003

	(millions of yen, except per share and ADS data)					(thousands of U.S.
						dollars, except per
						share and ADS
						data) (1)
Balance Sheet Data:
Cash	¥1,061	¥16,158	¥13,571	¥11,046	¥3,588	$30,392
Total assets	13,359	39,001	50,641	45,263	32,064	271,571
Short-term borrowings	6,679	13,690	5,620	3,820	4,824	40,854
Current portion of long-term borrowings, including capital lease obligations	1,855	2,255	1,644	3,374	4,660	39,469
Long-term borrowings, including capital lease obligations	2,151	2,300	5,479	6,262	7,092	60,066
Convertible notes (2)	—	—	15,000	15,000	15,000	127,043
Shareholders’ equity (capital deficiency)	485	15,001	16,928	7,725	(10,004)	(84,732)
Operating Data:
Capital expenditures, including capitalized leases (3)	¥1,929	¥3,465	¥3,963	¥3,773	¥4,893	$41,446
Adjusted EBITDA (4)	111	(37)	(72)	2,960	1,799	15,237
Operating margin (5)	(8.9)%	(8.2)%	(8.4)%	0.1%	(3.8)%
Adjusted EBITDA margin (4)(6)	0.7%	(0.1)%	(0.2)%	7.4%	4.1%
Net cash provided by (used in):
Operating activities	¥400	¥1,199	¥(271)	¥1,161	¥1,582	$13,396
Investing activities	(3,695)	(7,135)	(9,544)	(2,457)	(7,878)	(66,722)
Financing activities	3,186	22,192	6,428	(1,462)	(872)	(7,386)

(1)	The U.S. dollar amounts represent translations of yen amounts at the rate of ¥118.07, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2003.

(2)	In April 2000, we issued 1.75 percent unsecured yen convertible notes due March 2005 in the aggregate principal amount of ¥15,000 million.

(3)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable GAAP financial measure can be found below.

(4)	Adjusted EBITDA represents operating income (loss) plus depreciation and amortization. Adjusted EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing our operating performance, financial position and cash flows. Our Adjusted EBITDA is not necessarily comparable with similarly titled measures for other companies. Further information regarding Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation to the most directly comparable GAAP financial measure can be found below.

(5)	Operating income (loss) as a percentage of total revenues.

(6)	Adjusted EBITDA as a percentage of total revenues.

(7)	2003 equity method net loss of ¥5,514 million was based on unaudited financial information made publicly available by Crosswave and the impairment loss on investment in and deposits for Crosswave was determined to be the amount required to reduce the carrying amount of investment in and deposits for Crosswave at March 31, 2003 to zero.

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

	1999	2000	2001	2002	2003

	(millions of yen)
Adjusted EBITDA	¥111	¥(37)	¥(72)	¥2,960	¥1,799
Depreciation and amortization*	(1,422)	(2,033)	(2,598)	(2,906)	(3,470)
Operating (loss) income	(1,311)	(2,070)	(2,670)	54	(1,671)
Other (expenses) income	(199)	(745)	899	(943)	(1,270)
Income tax benefit (expense)	(16)	1,280	926	(1,099)	(911)
Minority interests in consolidated subsidiaries	123	(70)	160	24	153
Equity in net loss of equity method investees	(26)	(3,180)	(4,015)	(5,482)	(12,778)
Net loss	(1,429)	(4,785)	(4,700)	(7,446)	(16,477)

(*) Depreciation and amortization excludes amortization of issuance cost of convertible notes and of goodwill that were presented as other expenses. Amortization of goodwill has no longer been recognized from the beginning of fiscal year ended March 31, 2003.

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

	1999	2000	2001	2002	2003

	(millions of yen)
Capital expenditures	¥1,929	¥3,465	¥3,963	¥3,773	¥4,893
Acquisition of assets by entering into capital leases	1,169	2,309	2,596	2,536	3,578
Purchases of property and equipment	760	1,156	1,367	1,237	1,315

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

     We may continue to incur losses in the future due to a number of factors, including:

•	Our revenues may be adversely affected by price reductions caused by severe competition or by our failure to retain and/or attract customers;

•	Further deterioration or a lack of improvement in the Japanese economy could significantly curtail interest in our services in Japan, which, because of our dependence on the Japanese market, could negatively impact our revenue;

•	We may need to make future costly investments in network infrastructure, research and development and other investments which would further hurt our profitability;

•	Our cost of revenues may adversely affect our financial results if we contract for more backbone capacity than we need or if we are unable to reduce our leased line costs as we intend;

•	Increased expenses resulting from our leasing of additional equipment may adversely affect our overall cost structure;

•	Revenues and margins from our growing systems integration business and Internet data center business, which have historically been seasonally stronger toward the end of our second and fourth fiscal quarters as companies in Japan typically make large investments in or around September and March before they close their semiannual and annual budgetary cycles, might not grow and/or be profitable as expected;

•	Because of strong competition in the retail Internet Service Provider, or ISP, market, we may lose ISP customers;

•	As a result of Crosswave’s corporate reorganization,

•	we may lose revenues to the extent that existing or potential customers switch to other services providers;

•	we may incur substantial costs to replace or supplement Crosswave as a service provider in the event that Crosswave’s service becomes partly or wholly unavailable to us;

•	it may become more difficult to market our service offerings as total network solutions; and

•	we expect to recognize an additional ¥1.7 billion in further losses from our loans to Crosswave and approximately ¥0.45 billion losses from our accounts receivable from Crosswave during the fiscal year ending March 31, 2004.

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

     We procure significant portions of our network backbone and data centers from Crosswave under operating lease arrangements. We also procure rack space and other essential elements of our Internet data center services from Crosswave. As of March 2003, approximately 80% of our domestic backbone and 45% of our international backbone by cost was attributable to Crosswave. Crosswave’s data centers and backbone are important network components in many of our systems integration projects. In addition, we rely heavily on the Crosswave network in order to market and provide “total network solutions” to our customers.

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

     In light of Crosswave’s commencement of corporate reorganization proceedings and concerns as to our own financial condition and business prospects, it may also be difficult for us to raise money from the capital markets or from strategic investors. In June 2003, we raised approximately ¥1.4 billion in a private placement of our equity securities which we have allocated for use as working capital. In addition, we recently received net proceeds of approximately ¥12.0 billion in connection with a private placement of our equity securities in September 2003, which we plan to use mainly to repay our outstanding 1.75% convertible notes due March 31, 2005 in the aggregate principal amount of ¥15 billion. We may be unable to raise further funds for working capital and other financial needs from investors in future issuances of securities on terms favorable to us, or at all.

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

	For the year ended March 31,

	2001	2002	2003

Connectivity services (dedicated access and dial-up access services including Internet Data Center Connectivity Service)	54.5%	45.0%	38.6%
Value-added services (including Internet Data Center facility and operation services)	6.2%	7.8%	8.2%
Systems integration services	33.1%	36.0%	34.1%

     We also offer independently, or together with our group companies, a variety of other value-added services, including:

•	security services, such as managed firewalls with VPN function (“Virtual private networks” provide private capacity transmission services), network intrusion detection and comprehensive network security services,

•	mail server outsourcing services,

•	Web hosting services,

•	content development, distribution and Internet broadcasting services, and

•	gateway services for remote user access and roaming.

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

Dedicated Access Services

     Our lineup of dedicated line access services includes: IP Service, IIJ Data Center Connectivity Service, IIJ FiberAccess/F, IIJ T1 Standard, IIJ DSL/F, IIJ ISDN/F and IIJ Economy. We have recently added ISDN/F (March 2003) to accommodate new access lines. The total bandwidth allocated to our dedicated access services has increased approximately 268% to 42.0 Gbps as of March 31, 2003, from 11.4 Gbps a year earlier.

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

     We lease high-capacity, high-speed digital transmission lines in Japan from various carriers, including Crosswave. As of March 31, 2003, approximately 80% of our domestic backbone traffic by cost was attributable to Crosswave. We currently plan to continue to use Crosswave’s network, including their data center facilities, although our continued use of Crosswave’s network depends on the outcome of Crosswave’s reorganization proceedings.

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

     Our contributions to Crosswave. We have invested heavily in Crosswave, but as a result of Crosswave’s commencement of corporate reorganization proceedings, we have written off our equity investment in Crosswave as well as a ¥5.0 billion security deposit advanced to four Japanese commercial banks on behalf of Crosswave in connection with financing provided by these banks to Crosswave. We also will write off ¥1.7 billion of outstandings loans and approximately ¥0.45 billion of accounts receivable outstanding to Crosswave for the fiscal year ending March 31, 2004.

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

     In May 2002, to assist Crosswave in securing loan financing, we entered into a ¥5.0 billion Cash Deficiency Support Agreement with Crosswave and four Japanese commercial banks. The security deposit of ¥5.0 billion which IIJ provided was acquired by the banks when Crosswave filed of a petition for commencement of corporate reorganization proceedings. Accordingly, we now hold a claim in subrogation against Crosswave in the amount of ¥5.0 billion. For further information on this agreement, see Item 10.C. “Material Contracts”. In addition, IIJ has guaranteed ¥3.2 million of annual rent payments of Crosswave. In May 2003, we entered into credit facility agreement with Crosswave. Pursuant to this agreement, we lent to Crosswave ¥1,232 million in May 2003, and ¥488 million in June 2003. For further information on this agreement, see item 10.C. “Material Contracts”.

Capital Expenditures

     The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus payments on capitalized leases, for the last three years.

	For the year ended March 31,

	2001	2002	2003

		(millions of yen)
Capital expenditures, including acquisition of assets by entering into capital leases	¥3,963	¥3,773	¥4,893

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
							U.S. dollars)
REVENUES:
Connectivity and value-added services revenues:
Dedicated access:
IP Service including Data Center Connectivity Services	¥10,193	32.0%	¥10,326	25.9%	¥10,298	23.4%	$87,216
Others (including IIJ FiberAccess/F, IIJ Ethernet Standard, IIJ DSL/F, IIJ T1 Standard, IIJ Economy)	2,760	8.6	3,977	9.9	3,517	8.0	29,791

Total dedicated access	12,953	40.6	14,303	35.8	13,815	31.4	117,007
Dial-up access	4,423	13.9	3,644	9.1	3,155	7.2	26,723
Value-added:
Data Center facility and operation services	1,063	3.4	1,448	3.6	1,442	3.3	12,210
Other	899	2.8	1,652	4.2	2,161	4.9	18,304

Total value-added	1,962	6.2	3,100	7.8	3,603	8.2	30,514
Other	592	1.8	1,668	4.2	1,726	3.9	14,616

Total connectivity and value-added services	19,930	62.5	22,715	56.9	22,299	50.7	188,860
Systems integration, including related equipment sales	10,556	33.1	14,356	36.0	15,013	34.1	127,150
Equipment sales	1,390	4.4	2,834	7.1	6,706	15.2	56,799

Total revenues	31,876	100.0	39,905	100.0	44,018	100.0	372,809

COST AND EXPENSES:
Cost of connectivity and value-added services:
International backbone cost	5,549	17.4	2,469	6.2	1,644	3.7	13,925
Domestic backbone cost	2,574	8.1	3,187	8.0	3,591	8.2	30,417
Local access line cost	3,142	9.9	3,872	9.7	3,862	8.8	32,709
Other connectivity cost	1,366	4.3	1,375	3.4	1,532	3.5	12,977
Depreciation and amortization	2,192	6.9	2,474	6.2	2,957	6.7	25,041
Other	4,160	13.0	6,423	16.1	6,801	15.4	57,599

Total cost of connectivity and value-added services	18,983	59.6	19,800	49.6	20,387	46.3	172,668

Cost of systems integration, including related equipment sales:
Cost of equipment sales related to systems integration	2,755	8.6	3,303	8.3	3,377	7.7	28,601
Other	6,362	20.0	9,011	22.6	9,713	22.0	82,267

Total cost of systems integration	9,117	28.6	12,314	30.9	13,090	29.7	110,868
Cost of equipment sales	1,289	4.0	2,540	6.4	6,417	14.6	54,345

Total cost of revenues	29,389	92.2	34,654	86.9	39,894	90.6	337,881
Sales and marketing	3,252	10.2	3,038	7.6	3,176	7.2	26,901
General and administrative	1,618	5.1	1,840	4.6	2,205	5.0	18,671
Research and development	287	0.9	319	0.8	414	1.0	3,508

Total cost and expenses	34,546	108.4	39,851	99.9	45,689	103.8	386,961

OPERATING INCOME (LOSS)	(2,670)	(8.4)	54	0.1	(1,671)	(3.8)	(14,152)

OTHER INCOME (EXPENSES):
Interest income	454	1.4	122	0.3	61	0.1	571
Interest expense	(643)	(2.0)	(659)	(1.6)	(733)	(1.7)	(6,207)
Foreign exchange gains (losses)	1,132	3.6	255	0.6	(280)	(0.6)	(2,369)
Other — net	(44)	(0.2)	(661)	(1.6)	(324)	(0.7)	(2,746)

Other income (expenses) — net	899	2.8	(943)	(2.3)	(1,270)	(2.9)	(10,751)

	Year Ended March 31,

	2001		2002		2003

		(millions of yen except for percentage data)					(thousands of
							U.S. dollars)
LOSS FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT)	¥(1,771)	(5.6)%	¥(889)	(2.2)%	¥(2,940)	(6.7)%	$(24,903)
INCOME TAX EXPENSE (BENEFIT)	(926)	(2.9)	1,099	2.8	912	2.1	7,719
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	160	0.5	24	0.1	153	0.4	1,298
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES:
Equity method net loss	(4,015)	(12.6)	(5,482)	(13.7)	(5,625)	(12.8)	(47,644)
Impairment loss on investment in and deposits for Crosswave					(7,153)	(16.3)	(60,583)
Total equity in net loss of equity method investees	(4,015)	(12.6)	(5,482)	(13.7)	(12,778)	(29.0)	(108,227)

NET LOSS	¥(4,700)	(14.8)%	¥(7,446)	(18.7)%	¥(16,477)	(37.4)%	$(139,551)

Year ended March 31, 2003 compared to the year ended March 31, 2002

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

Equity in Net Loss of Equity Method Investees.

     Our equity in net loss of equity method investees increased to ¥12.8 billion for the year ended March 31, 2003 from ¥5.5 billion for the previous fiscal year. This increase reflected the impairment loss on investment in and deposits for Crosswave of ¥7.2 billion, our equity method net loss in Crosswave of ¥5.5 billion and our equity method net loss in other equity method investees of ¥0.1 billion. Equity method net loss in Crosswave was based on unaudited financial information made publicly available by Crosswave and the impairment loss on investment in and deposits for Crosswave was determined to be the amount required to reduce the carrying amount of investments in and deposits for Crosswave at March 31, 2003 to zero. Even if the actual net loss of Crosswave for the year ended March 31, 2003 was higher than the publicly announced unaudited amount, the aggregate of our equity method net loss and impairment loss on investments in and deposits for Crosswave would remain unchanged at ¥12.8 billion and our operating loss and net loss would remain unchanged for the year ended March 31, 2003.

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

Equity in Net Loss of Equity Method Investees.

     Our equity in net loss of equity method investees increased substantially to ¥5.5 billion for the year ended March 31, 2002 from ¥4.0 billion for the previous fiscal year. This increase resulted primarily from our equity in the net loss of Crosswave. Crosswave’s losses related mainly to the cost of data communication services, including fees for the lease of dark fiber and maintenance relating thereto and related depreciation expenses.

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

Year ended March 31, 2003 as compared to the year ended March 31, 2002

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

     We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings, and the proceeds from issuance of securities. We currently expect that cash from operating activities, approximately ¥13.4 billion in proceeds from our private placements in June and September 2003 and our other sources of liquidity will be sufficient to meet our present requirements. However, we believe that we will likely need to raise additional funds in the future through additional equity issuances or otherwise in order to meet our working capital and other financial needs.

     Investment in Equity Method Investees. See Item 4.B, “— Our Group Companies” for information on investment in equity method investees.

     Long-term and Short-term Borrowings. As of March 31, 2003, our short-term borrowings were bank overdrafts of ¥4.8 billion. The weighted average interest rate of our short-term borrowings was 1.375%. We increased our short-term borrowings by ¥1.0 billion in the year ended March 31, 2003 for the repayment of ¥0.4 billion for long-term borrowings and to cover a temporary shortage in working capital. We also had ¥1.0 billion borrowing further by September 2003 by bank over draft agreements, and do not expect the banks to extend additional amounts under these agreements.

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

Leases and Commitments

     As of March 31, 2003, future lease payments under non-cancelable operating leases, including the aforementioned cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payment due by period

		(Millions of yen)

	Total
	contractual	Less than	1 to 3	4 to 5	More than
	amount	1 year	years	years	5 years

Connectivity line operating leases	¥990	¥677	¥282	¥31
Other operating leases (1)	4,692	1,362	3,130	77	123
Capital leases	6,665	2,890	3,274	472	29

Total minimum lease payments	¥12,347	¥4,929	¥6,686	¥580	¥152

Notes:

(1)	See Note 7 to the consolidated financial statements included in this annual report.

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

Impairment of Long-lived Assets

     Long-lived assets consist primarily of property and equipment, including capitalized leases. We perform an impairment review for our long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This analysis is separate from our analysis of the useful lives of our assets, but it is affected by some similar factors. Factors that we consider important which could trigger an impairment review include, but are not limited to, the impact of the following trends or conditions:

•	significant decline in the market value of an asset;

•	current period operating cash flow loss;

•	introduction of competing technologies or services;

•	significant underperformance of expected or historical cash flows;

•	significant or continuing decline in subscribers;

•	changes in the manner or use of an asset; and

•	disruptions in the use of network equipment under capital lease arrangements

•	other negative industry or economic trends.

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

Valuation of Investments

     The balance of our investments in securities is significant and the valuation of such investments requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As at March 31, 2003, we had investments in securities classified as other investments in the amount of ¥3,040 million. We routinely assess the impairment of our investments by considering whether any decline in value is other than-temporary. The factors we consider are:

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

     In addition to investments in securities, we also have investments in equities for which we have significant influence over the investee’s operations and financial policies and are accounted for by the equity method. For other than temporary declines in the value of such investments below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized. For example, at March 31, 2003, we recognized an impairment loss of ¥7,153 million for our investment in and deposits for Crosswave, an equity method investee. In determining and estimating the amount of the impairment loss, we considered the likeliness of the elimination of the common stock investment by operation of law upon approval of a reorganization plan or liquidation, the nature of deposits which are subordinate to the bank loans of Crosswave under the Cash Deficiency Support Agreement, the recoverability of the underlying net assets through sale or future operations upon Crosswave’s emergence from bankruptcy and other factors.

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

     Other Income (Expenses). Our other income and expenses include, among other things, interest income and expenses and other items such as foreign exchange gains or losses and impairment losses on available-for-sale securities.

•	Interest Expense. Most of our interest expense is from bank borrowing, capital leases and unsecured convertible notes issued on April 11, 2000. As we increase capital leases or borrowings in order to finance further development of our backbone and data centers and for other investments, interest expenses will also increase. Interest income and interest expenses are also affected by the fluctuation of market interest rates.

•	Foreign Exchange Gains (Losses). As we no longer have substantial amounts of dollar-denominated deposits or expenses, we do not expect foreign exchange gains or losses to be significant in the future.

•	Impairment Losses. We also hold other investments, including available-for-sale securities. The book value of other investments are affected by the fluctuation in the market price or the decrease in fair values of non-marketable investments. If the market price or fair value per share has an other than temporary decline, lower than the book value per share, we will have impairment losses on other investments.

     Equity in Net Loss of Equity Method Investees. We recorded an aggregate equity in net loss of equity method investees of ¥12.8 billion, comprised primarily of equity method net loss and impairment loss on investment in and deposits for Crosswave. As we have written off our equity investment in Crosswave entirely and a security deposit made to commerical banks on behalf of Crosswave, we do not expect a recurrence of this charge in the fiscal year ending March 31, 2004. We do, however, expect to write off in the year ending March 31, 2004, loans in the amount of ¥1.7 billion extended to Crosswave in May and June, 2003, and accounts receivable in the amount of approximately ¥0.45 billion. We also may incur higher costs of connectivity services if Crosswave charges higher fees or we are required to switch to an alternative provider.

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

	Shares of
	Common Stock
	Beneficially Owned

Name of Beneficial Owner	Number	Percentage

Nippon Telegraph and Telephone Corporation and affiliates (1)	12,135	31.63
Koichi Suzuki and affiliates	2,320	6.05
Sumitomo Corporation	2,107	5.49
Itochu Corporation	2,086	5.44
Directors and executive officers as a group (2)	2,554	6.66

(1)	Includes Nippon Telegraph and Telephone Corporation, which owns 10,095 shares, or 26.32%, and NTT Communication Corporation, which owns 2,040 shares, or 5.32%.

(2)	Includes Koichi Suzuki’s holding which is also separately set forth above. No other director or executive officer is a beneficial owner of more than 5%.

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

     Cash Deficiency Support Agreement, dated May 21, 2002, among Internet Initiative Japan Inc., Crosswave Communications Inc., The Sumitomo Trust & Banking Co., Ltd., UFJ Bank Limited, Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation. On May 21, 2002, in order to assist Crosswave in securing loan financing, we entered into a Cash Deficiency Support Agreement with Crosswave and four Japanese commercial banks. In accordance with the provisions of the CDS Agreement, we deposited ¥5.0 billion into a restricted account with a participating bank at the end of May 2002. Under the terms of the CDS Agreement, the deposited cash was to be restricted for the period in which the Crosswave loans are outstanding and to be used for debt service in the event Crosswave was otherwise unable to meet scheduled payments. We are not liable under the terms of the CDS Agreement for any amounts in addition to this ¥5 billion amount. Any restricted cash withdrawn under the agreement results in a corresponding unsecured funding to Crosswave by us that will be subordinate to the Crosswave loans outstanding under the agreement. The CDS Agreement provides that any such funding between us and Crosswave may be invested, based on the outcome of future negotiations as loans, bonds or equity of Crosswave. The security deposit of ¥5.0 billion which we provided to the banks which made the syndicated loan to Crosswave under the CDS Agreement was acquired by the banks when Crosswave filed a petition for commencement of corporate reorganization proceedings. Accordingly, IIJ now holds a claim in subrogation against Crosswave in the amount of ¥5.0 billion, and plans to file this ¥5.0 billion claim with the reorganization administrator of Crosswave as a reorganization claim. However, as the banks are entitled under a subordination agreement to claim an additional amount from IIJ in order to fully satisfy the ¥10.0 billion loan to Crosswave, if IIJ receives any payment in connection with this claim under the reorganization plan or otherwise, IIJ will in turn have to surrender such payment to the banks until the outstanding obligations of Crosswave have been paid in full.

     Stock Acquisition Rights Placement Agreement, dated May 21, 2002, between Internet Initiative Japan Inc. and Crosswave Communications Inc. On May 21, 2002, we entered into a Stock Acquisition Rights Placement Agreement with Crosswave in which they granted stock acquisition rights to us. These stock acquisition rights are exercisable from June 6, 2002 to May 31, 2009 at an exercise price of ¥38,595 per share, equivalent to $1.50 per ADS, which represents a 50% premium over the closing market price of Crosswave’s ADSs as of May 9, 2002, for an aggregate of 7,500 common shares of Crosswave’s common stock, equivalent to 1,500,000 ADSs.

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

March 31, 2003
	Millions of Yen

	Expected Maturity Date

	2004	2005	2006	2007	2008	Total	Fair Value

Long-term Debt Obligations:
Fixed rate long-term borrowings, installment payable and convertible notes	944	15,548	152	756		17,400	15,004
Average interest rate	2.304%	1.755%	2.550%	1.883%		1.797%
Variable rate long-term borrowings	1,000	1,000	1,000	—		3,000	3,000
Average interest rate	0.850%	0.789%	1.110%	—		0.916%
Interest Rate Swap Contracts —
Notional amount- Variable to Fixed:	1,000	1,000	1,000	—		3,000	(38)
Average pay rate	1.960%	1.500%	1.900%	—		1.787%
Average receive rate	0.840%	0.789%	1.110%	—		0.913%

March 31, 2002	Millions of Yen

	Expected Maturity Date

	2003	2004	2005	2006	2007	Total	Fair Value

Long-Term Debt Obligations:
Fixed rate long-term borrowings and convertible notes	1,400	400	15,000	—	600	17,400	14,704
Average interest rate	1.864%	1.250%	1.750%	—	1.710%	1.746%
Variable rate long-term borrowings	—	1,000	1,400	—		2,400	2,400
Average interest rate	—	0.869%	1.009%	—		0.951%
Interest Rate Swap Contracts
Notional amount-
variable to fixed:	—	1,000	1,000	—		2,000	(34)
Average pay rate	—	1.960%	1.500%	—		1.730%
Average receive rate	—	0.869%	0.819%	—		0.844%

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

Item 19. Exhibits.

1.1	Articles of Incorporation, as amended (English translation)****
1.2	Share Handling Regulations, as amended (English translation)****
1.3	Regulations of the Board of Directors, as amended (English translation)****
1.4	Regulations of the Board of Statutory Auditors, as amended (English translation)***
2.1	Specimen Common Stock Certificate*
2.2	Bylaws of the IIJ Employee Shareholders’ Association (with English translation)*
2.3	Paying Agent, Conversion Agent and Registrar Agreement, dated April 11, 2000, among Internet Initiative Japan Inc., The Bank of New York and Banque Internationale à Luxembourg relating to ¥15,000,000,000 1.75% convertible notes due 2005 (with exhibits)****
2.4	Form of Deposit Agreement among IIJ, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-10582) filed on July 13, 1999)
4.1	Basic Agreement to Delegate Services, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Technology Inc. (with English translation)*
4.2	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (with English translation)*
4.3	Basic Agreement to Delegate Services, dated January 30, 1995, between Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)*
4.4	Memorandum of Understanding Regarding Technical Cooperation, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)*

4.5	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (with English translation)*
4.6	Purchase and Sales Agreement, dated January 8, 1999, between Internet Initiative Japan Inc. and Crosswave Communications Inc. (with English translation)*
4.7	Individual Agreement on Entrustment of Business between Internet Initiative Japan Inc. and Asia Internet Holding Co., Ltd., dated July 1, 1998 (with English translation)*
4.8	Enforcement Rules with regard to the Payment of Fee for Right of Use of Transmission Network Facilities, dated September 30, 1999, between Crosswave Communications Inc. and KDD Corporation establishes rules with regard to the payment of a fee by Crosswave Communications Inc. to KDD Corporation (with English translation)**
4.9	Sales Cooperation Agreement, dated August 20, 1999, between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**
4.10	Business Entrustment Agreement, dated April 1, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**
4.11	Letter of Confirmation, dated November 16, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**
4.12	Data Center Service Agency Agreement dated March 1, 2000 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**
4.13	Cash Deficiency Support Agreement, dated May 21, 2002, among Internet Initiative Japan Inc., Crosswave Communications Inc., The Sumitomo Trust & Banking Co., Ltd., UFJ Bank Limited, Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation (English translation)***
4.14	Stock Acquisition Rights Placement Agreement, dated May 21, 2002, between Internet Initiative Japan Inc. and Crosswave Communications Inc. (English translation)***
4.15	Lease Agreement, dated March 14, 2003, between Internet Initiative Japan and Mitsui Fudosan Co., Ltd. (English translation)****
4.16	Sublease Agreements, dated March 15, 2003, between Internet Initiative Japan Inc. and Crosswave Communications Inc., Crosswave Facilities Inc., IIJ Technology Inc., Net Care, Inc. and IIJ Media Communications, Inc. (English translations)****
4.17	Pledge Agreement, dated March 14, 2003, among Internet Initiative Japan Inc., IBJ Leasing Co., Ltd. and Nissay Leasing Company, Limited (English translation)****
4.18	Credit Facility Agreement, dated May 29, 2003, between Internet Initiative Japan Inc. and Crosswave Communications Inc. (English translation)****
4.19	Letter of Undertaking, dated August 29, 2003, among Internet Initiative Japan Inc. and Mizuho Corporate Bank, Ltd., UFJ Bank Limited, Sumitomo Mitsui Banking Corporation, The Mitsubishi Trust and Banking Corporation and The Bank of Tokyo-Mitsubishi, Ltd. (English translation)****
4.20	Subscription Agreement, dated September 16, 2003, between Internet Initiative Japan and Nippon Telegraph and Telephone Corporation (English translation)****

8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
12.1	Certifications required by Section 302 of the Sarbanes Oxley Act of 2002
13.1	Certifications required by Section 906 of the Sarbanes Oxley Act of 2002
14.1	Selected unaudited financial statement data as of and for the year ended March 31, 2003 of Crosswave Communications Inc.****

*	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

**	Incorporated by reference to the corresponding exhibit to the Form F-1 of Crosswave Communications, Inc. (File No. 333-12264) declared effective on August 3, 2000.

***	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 30, 2002.

****	Previously filed as an exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 30, 2003

     Except for Exhibit 2.3, we have not included as exhibits certain instruments with respect to our long-term debt. Except for Exhibit 2.3, the amount of debt authorized under each long-term debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any long-term debt instrument to the Commission upon request.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, as amended, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Internet Initiative Japan Inc.

By:	/s/ Koichi Suzuki

	Name:	Koichi Suzuki
	Title:	President, Chief Executive Officer and Representative Director

Date: October 8, 2003

Internet Initiative Japan Inc. and Subsidiaries

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
      Internet Initiative Japan Inc.:

We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. (“IIJ”) and subsidiaries (the “Company”) as of March 31, 2002 and 2003 and the related consolidated statements of operations, shareholders’ equity (capital deficiency), and cash flows for each of the three years in the period ended March 31, 2003 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Crosswave Communications Inc. (“Crosswave”), a 37.85 percent owned equity method investee, IIJ’s investment in which had been accounted for by use of the equity method. The Company’s equity investment of ¥6,298,451 thousand in Crosswave’s net assets at March 31, 2002 and equity in net losses of ¥4,136,869 thousand and ¥5,421,255 thousand for the years ended March 31, 2001 and 2002, respectively, are included in the accompanying consolidated financial statements. The financial statements of Crosswave as of March 31, 2001 and 2002 and for the years then ended were audited by other auditors whose report dated June 5, 2002 has been furnished to us, and our opinion, insofar as it relates to the amounts included for Crosswave referred to above, is based solely on the report of such other auditors.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

We were unable to obtain audited financial statements supporting the Company’s equity method net loss of Crosswave for the year ended March 31, 2003 stated at ¥5,514,383 thousand, which is included in net loss for the year then ended and the related summary financial information of Crosswave as of and for the year ended March 31, 2003 as described in Note 4 to the consolidated financial statements; nor were we able to satisfy ourselves as to the equity method net loss and the related summary financial information by other auditing procedures. Also, as discussed in Note 4 to the consolidated financial statements, on August 20, 2003, Crosswave filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan. As a result, the Company’s investment in and deposits for Crosswave have been fully written off as of March 31, 2003, and an impairment loss on investment in and deposits for Crosswave of ¥7,153,087 thousand was recognized by the Company. Because we were unable to apply audit procedures to the equity method net loss of Crosswave for the year ended March 31, 2003, we were also unable to satisfy ourselves as to the amount of related impairment loss for such year.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements as of March 31, 2002 and for the years ended March 31, 2001 and 2002, present fairly, in all material respects, the financial position of the Company as of March 31, 2002, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

In our opinion, the consolidated balance sheet as of March 31, 2003 presents fairly in all material respects, the financial position of the Company as of March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain sufficient evidence regarding the equity method net loss, the impairment loss on investment in and deposits for Crosswave and the related summary financial information of Crosswave for the year ended March 31, 2003, the consolidated statements of operations and cash flows for the year ended March 31, 2003, present fairly, in all material respects the results of the Company’s operations and its cash flows for the year ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations, significant indebtedness, negative working capital and shareholders’ capital deficiency at March 31, 2003 and the corporate reorganization of Crosswave raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Notes 1 and 16. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ DELOITTE TOUCHE TOHMATSU

Tokyo, Japan
September 17, 2003

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

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2002 and 2003

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)

LIABILITIES AND SHAREHOLDERS’ EQUITY
(CAPITAL DEFICIENCY)	2002	2003	2003

CURRENT LIABILITIES:
Short-term borrowings (Note 8)	¥3,820,232	¥4,823,599	$40,854
Accounts payable (Note 4)	7,085,579	8,406,170	71,196
Accrued expenses	247,606	389,495	3,299
Other current liabilities	506,797	551,985	4,675
Long-term borrowings — current portion (Notes 8 and 14)	1,400,000	1,943,735	16,462
Capital lease obligations — current portion (Note 7)	1,973,769	2,716,386	23,007

Total current liabilities	15,033,983	18,831,370	159,493
LONG-TERM BORROWINGS (Notes 8 and 14)	3,400,000	3,456,265	29,273
CONVERTIBLE NOTES (Notes 8 and 14)	15,000,000	15,000,000	127,043
CAPITAL LEASE OBLIGATIONS — Noncurrent (Note 7)	2,861,556	3,635,780	30,793
ACCRUED RETIREMENT AND PENSION COSTS (Note 10)	100,841	80,601	683
OTHER NONCURRENT LIABILITIES	108,376	185,201	1,569

Total liabilities	36,504,756	41,189,217	348,854

MINORITY INTEREST	1,032,746	879,495	7,449

COMMITMENTS AND CONTINGENCIES
(Notes 4 and 13)
SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) (Notes 11 and 12):
Common stock — authorized, 75,520 shares; issued and outstanding, 22,480 shares	7,082,336	7,082,336	59,984
Additional paid-in capital	17,068,353	17,068,353	144,561
Accumulated deficit	(18,208,469)	(34,685,291)	(293,768)
Accumulated other comprehensive income	1,783,061	530,266	4,491

Total shareholders’ equity (capital deficiency)	7,725,281	(10,004,336)	(84,732)

TOTAL	¥45,262,783	¥32,064,376	$271,571

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Operations

Three Years in the Period Ended March 31, 2003

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)

	2001	2002	2003	2003

REVENUES (Note 4):
Connectivity and value-added services:
Dedicated access	¥12,952,655	¥14,303,342	¥13,814,977	$117,007
Dial-up access	4,422,884	3,644,091	3,155,137	26,723
Value-added services	1,962,149	3,099,791	3,602,847	30,514
Other	591,819	1,667,986	1,725,736	14,616

Total	19,929,507	22,715,210	22,298,697	188,860
Systems integration	10,555,675	14,355,325	15,012,633	127,150
Equipment sales	1,390,407	2,834,078	6,706,231	56,799

Total revenues	31,875,589	39,904,613	44,017,561	372,809

COST AND EXPENSES:
Cost of connectivity and value-added services (Notes 4 and 7)	18,983,305	19,799,402	20,386,887	172,668
Cost of systems integration	9,117,410	12,314,158	13,090,220	110,868
Cost of equipment sales	1,288,530	2,540,089	6,416,525	54,345

Total cost	29,389,245	34,653,649	39,893,632	337,881
Sales and marketing (Note 15)	3,251,900	3,038,412	3,176,165	26,901
General and administrative	1,617,984	1,839,525	2,204,504	18,671
Research and development	286,850	319,370	414,149	3,508

Total cost and expenses	34,545,979	39,850,956	45,688,450	386,961

OPERATING INCOME (LOSS)	(2,670,390)	53,657	(1,670,889)	(14,152)

OTHER INCOME (EXPENSES):
Interest income	454,527	121,867	67,446	571
Interest expense	(643,266)	(659,101)	(732,831)	(6,207)
Foreign exchange gains (losses)	1,132,083	254,882	(279,703)	(2,369)
Other — net (Note 2)	(44,024)	(660,790)	(324,345)	(2,746)

Other income (expenses) — net	899,320	(943,142)	(1,269,433)	(14,152)

LOSS FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT)	(1,771,070)	(889,485)	(2,940,322)	(24,903)
INCOME TAX EXPENSE (BENEFIT) (Note 9)	(925,678)	1,099,035	911,365	7,719
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	159,850	24,467	153,251	1,298
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES (Note 4):
Equity method net loss	(4,014,680)	(5,482,082)	(5,625,299)	(47,644)
Impairment loss on investment in and deposits for Crosswave			(7,153,087)	(60,583)

Total equity in net loss of equity method investees	(4,014,680)	(5,482,082)	(12,778,386)	(108,227)

NET LOSS	¥(4,700,222)	¥(7,446,135)	¥(16,476,822)	$(139,551)

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

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2003

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)

	2001	2002	2003	2003

OPERATING ACTIVITIES:
Net loss	¥(4,700,222)	¥(7,446,135)	¥(16,476,822)	$(139,551)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,697,703	3,027,587	3,580,212	30,323
Provision for retirement and pension costs, less payments	10,414	(23,799)	(20,240)	(171)
Provision for doubtful accounts	82,526	78,482	84,339	714
Loss on disposal of property and equipment	23,614	22,851	112,052	949
Loss on short-term and other investments	183,460	432,952	277,162	2,347
Foreign exchange losses (gains)	(1,132,083)	(219,524)	277,856	2,353
Equity method net loss	4,014,680	5,482,082	5,625,299	47,644
Impairment loss on investment in and deposits for Crosswave			7,153,087	60,583
Minority interest in net loss of consolidated subsidiaries	(159,850)	(24,467)	(153,251)	(1,298)
Deferred income taxes	(965,418)	1,081,241	885,784	7,502
Others		11,913	5,256	45
Changes in operating assets and liabilities:
Increase in accounts receivable	(999,291)	(3,559,335)	(1,351,380)	(11,446)
Decrease (increase) in inventories, prepaid expenses and other current assets	551,753	(671,177)	3,944	34
Increase in accounts payable	650,495	2,808,704	1,245,431	10,548
Increase (decrease) in income taxes payable	(109,809)	(8,433)	2,711	23
Increase (decrease) in accrued expenses and other current liabilities	(463,672)	168,271	330,252	2,797

Net cash provided by (used in) operating activities	(270,586)	1,161,213	1,581,692	13,396

INVESTING ACTIVITIES:
Purchases of property and equipment	(1,367,073)	(1,237,434)	(1,315,390)	(11,141)
Proceeds from sale-leaseback			66,940	567
Investments in and advances to equity method investees	(7,552,117)	(362,714)
Purchases of short-term and other investments	(23,487,334)	(399,600)	(51,671)	(438)
Proceeds from sale and redemption of short-term and other investments	23,053,058		26,078	221
Deposit of restricted cash for and purchase of stock purchase right of Crosswave			(5,056,250)	(42,824)
Payments of guarantee deposits	(171,793)	(430,455)	(1,519,264)	(12,867)
Refund of guarantee deposits	36,739	1,830	31,353	266
Refund from insurance policies		6,115	8,392	71
Payment for refundable insurance policies	(11,442)	(16,103)	(19,096)	(162)
Other	(44,252)	(18,837)	(49,013)	(415)

Net cash used in investing activities	(9,544,214)	(2,457,198)	(7,877,921)	(66,722)

FORWARD	¥(9,814,800)	¥(1,295,985)	¥(6,296,229)	$(53,326)

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

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has significant indebtedness of ¥31,575,765 thousand ($267,433 thousand), working capital deficiency of ¥3,074,882 thousand ($26,043 thousand), and shareholders’ capital deficiency of ¥10,004,336 thousand ($84,732 thousand) as of March 31, 2003, and the total equity in net loss of Crosswave of ¥12,667,470 thousand ($107,288 thousand) recognized for the year then ended.

The Company is taking actions to address the commencement of corporate reorganization proceedings by Crosswave and its financial performance such as private placements to shareholders and third parties totaling ¥13,366,073 thousand ($113,207 thousand) on June 26, 2003 and September 16, 2003, as discussed in Note 16. Although the Company is considering various alternatives to increase revenues and improve profitability, there can be no assurances that these actions and efforts will be successful. However, management believes that with the Company’s cash on hand and capital infusion from Nippon Telegraph and Telephone Corporation (“NTT”) and other investors, it has enough cash to support its operations, fulfill its capital expenditure requirements, and service its debt obligations at least through the fiscal year ending March 31, 2004.

Certain Significant Risks and Uncertainties — As discussed in Note 4, the Company’s former equity method investee accounted for under the equity method as of and for the year ended March 31, 2003, Crosswave Communications Inc. (“Crosswave”), filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan. As a result of Crosswave’s corporate reorganization, the Company believes that any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: the ability to replace or supplement Crosswave as a service provider or use its network and Internet data centers in the event that Crosswave’s service becomes partly or wholly unavailable; loss of existing or potential customers switching to other services providers; difficulty in marketing service offerings as a total network solution provider; the ability to obtain future financing; strategic relationships with lease companies for routers, servers, network machines, transmission lines, software and other items; reliance on other telecommunications providers and other supplies; exercise of significant influence by a major shareholder; any litigation or claims brought in connection with Crosswave’s reorganization.

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

Consolidation — The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. (“Net Care”), IIJ Technology Inc. (“IIJ Technology”), IIJ Media Communications Inc. (“MC”) and IIJ America, Inc. (“IIJ America”) which have fiscal years ending March 31, except for IIJ America. IIJ America’s fiscal year ends December 31 and such date were used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of March 31. All significant events that occurred during the intervening period are appropriately reflected in the accompanying consolidated financial statements. Significant intercompany transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

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

Systems integration revenues consist principally of the development of Internet network systems or design and related maintenance, monitoring and other operating services. The period for the development of the systems or designs is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer under the completed contract method. The development of the Internet network systems or design include multiple element arrangements such as planning, systems design, and construction services, and equipment and software purchased from third parties. When the equipment or system is delivered prior to other elements of the arrangement, revenue is deferred until other service elements are completed and accepted by the customer. Maintenance, monitoring, and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.

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

Allowance for doubtful accounts — An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

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

The Company reviews the fair value of available-for-sale investments on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other than temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed and events that might accelerate the recognition of impairment. The resulting realized loss is included in the consolidated statements of operations in the period in which the decline was deemed to be other than temporary.

Non-marketable equity securities are carried at cost, however, if the value of a security has declined and is judged to be other than temporary, the security is written down to the estimated fair value.

Inventories — Inventories consist mainly of network equipment purchased for resale and work–in–process for development of Internet network systems. Network equipment purchased for resale is stated at the lower of cost, which is determined by the average–cost method, or market. Work-in-process for development of network system is stated at the lower of actual production costs, including overhead cost, or market. Inventories are reviewed periodically and items considered to be slow–moving or obsolete are written down to their estimated net realizable value.

Property and Equipment — Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including purchased software and capitalized leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

Long-lived Assets — Long-lived assets consist principally of property and equipment, including those items leased under capital leases. On April 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material effect on the Company’s consolidated financial position and results of operations. Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment losses for long-lived assets for the three years in the period ended March 31, 2003.

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

Income Taxes — The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforwards. Valuation allowances are provided against assets that are not likely to be realized.

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

Stock-Based Compensation — The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the companies recognize compensation expense in an amount equal to the excess of the quoted market price over the exercise price of the option at the grant date. For options with a vesting period, the compensation expense is charged to operations ratably over the vesting period. The Company has not recognized any stock-based compensation expense for the years ended March 31, 2001, 2002 and 2003.

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

Other Comprehensive Income (Loss) — Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and gains or losses on cash flow hedging derivative instruments.

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

4. INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES

IIJ utilizes various business units in Japan and neighboring countries to form and operate its Internet business. Businesses operated by non-consolidated investees include dedicated high-speed data communication services, data center services (Crosswave), connectivity services in Asian countries (Asia Internet Holding Co., Ltd., “AIH”), multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., “Multifeed”), Web page design services (atom Co., Ltd.), data center services in Asian countries (AyalaPort Makati Inc., “AyalaPort”, and i-Heart Inc. “i-Heart”) and network construction, consulting, design and maintenance services (Net Chart Japan Corporation “Net Chart”).

IIJ’s ownership percentages of these equity method investees range from 20 to 50 percent. As the Company has significant influence over the investees’ operating and financial policies, such investments are accounted for by the equity method.

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

The Company’s investments in and advances to these equity method investees and respective ownership percentage at March 31, 2002 and 2003, consisted of the following:

					Thousands of
		Thousands of Yen			U.S. Dollars

		2002		2003	2003

AIH	26.69	¥597,506	26.69	¥588,452	$4,984
AyalaPort	25.64	209,410	25.64	43,109	365
Multifeed	28.30	145,095	28.30	180,647	1,530
Crosswave	37.85	7,612,573	37.85
Other		289,444		303,812	2,573

Total		¥8,854,028		¥1,116,020	$9,452

The advances to the equity method investees, included in the above, as of March 31, 2002 and 2003, were as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2002	2003	2003

AIH Taiwan	¥73,595	¥75,689	$641
i-Heart	51,246	51,246	434
AyalaPort	42,610	38,392	325

Total	¥167,451	¥165,327	$1,400

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

On May 21, 2002, in connection with the Crosswave Financing Facilities Agreement (the “Agreement”), the Company entered into a Cash Deficiency Support Agreement (“CDS Agreement”) with Crosswave and four Japanese commercial banks. The Agreement consists of six-year-term loans up to ¥15,000,000 thousand ($127,043 thousand) (“Tranche A”) and a short-term line of credit up to ¥5,000,000 thousand ($42,348 thousand) (“Tranche B”). Tranche A could be drawn down by Crosswave as necessary over the first two-year period, if Crosswave met certain predetermined operating targets. In December 2002, Crosswave could not meet the predetermined targets and, consequently, Crosswave’s ability to access funds from Tranche A facility was suspended by the banks. In accordance with the provisions of the CDS Agreement, the Company deposited ¥5,000,000 thousand ($42,348 thousand) into a restricted account with a participating bank in May 2002. Under the terms of the CDS Agreement, the deposited cash was restricted over the period in which the Crosswave loans were outstanding and could only be used for debt service in the event Crosswave was otherwise unable to meet scheduled payments under the CDS Agreement. Any such restricted cash used for debt service would result in a corresponding unsecured funding to Crosswave by the Company that would be subordinate to the Crosswave loans outstanding under the CDS Agreement.

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

As a result of the voluntary petition for the commencement of corporate reorganization proceedings by Crosswave in Japan filed on August 20, 2003, the deposited cash has been used for debt service and Crosswave is deemed to have received a loan from the Company for the same amount. Any recovery from Crosswave on this loan, however, is required to be paid to the banks until such point as they have been paid in full. The Company is not liable under the terms of the CDS Agreement for any amounts in addition to this amount of ¥5 billion ($42,348 thousand).

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

The Company had total amounts due from Crosswave of an aggregate approximately ¥7,169,981 thousand ($60,726 thousand) for deposits under the CDS Agreement of ¥5,000,000 thousand ($42,348 thousand), loan of ¥1,719,981 thousand ($14,567 thousand) and accounts receivable of approximately ¥450,000 thousand ($3,811 thousand) as of August 20, 2003.

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

      The major financial accounts of Crosswave as of March 31, 2002 and 2003 and for the years ended March 31, 2001, 2002 and 2003 were as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2002	2003	2003

		(unaudited)	(unaudited)
Current assets	¥12,316,973	¥5,523,399	$46,781
Noncurrent assets	50,522,536	66,765,619	565,475

Total assets	¥62,839,509	¥72,289,018	$612,256

Current liabilities	¥21,196,170	¥22,447,349	$190,119
Noncurrent liabilities	24,923,523	47,559,884	402,811

Total liabilities	¥46,119,693	¥70,000,233	$592,930

				Thousands of
	Thousands of Yen			U.S. Dollars

	2001	2002	2003	2003

			(unaudited)	(unaudited)
Revenues	¥2,628,655	¥9,487,603	¥18,449,852	$156,262
Costs and expenses	13,592,033	22,352,415	31,083,502	263,263

Operating loss	(10,963,378)	(12,864,812)	(12,633,650)	(107,001)
Other income (expense) — net	101,235	(536,337)	(2,030,892)	(17,201)

Loss before minority interests	(10,862,143)	(13,401,149)	(14,664,542)	(124,202)
Minority interests in consolidated subsidiaries	15,302	4,623	13,666	116

Net loss	¥(10,846,841)	¥(13,396,526)	¥(14,650,876)	$(124,086)

5. PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2002 and 2003 consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2002	2003	2003

Data communications equipment	¥698,158	¥846,631	$7,171
Office and other equipment	508,993	480,941	4,073
Leasehold improvements	302,177	409,398	3,467
Purchased software	3,948,128	4,552,181	38,555
Capitalized leases, primarily data communications equipment	8,493,003	10,810,872	91,563
Construction in progress		15,000	127

Total	13,950,459	17,115,023	144,956
Less accumulated depreciation and amortization	(6,195,033)	(7,963,451)	(67,447)

Property and equipment — net	¥7,755,426	¥9,151,572	$77,510

6. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company ceased amortizing goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” on April 1, 2002. The following table provides pro forma results for the years ended March 31, 2001 and 2002, as if non-amortization provisions of SFAS No. 142 had been applied in 2001 and 2002, compared with actual results for the year ended March 31, 2003:

				Thousands of
	Thousands of Yen			U.S. Dollars

	2001	2002	2003	2003

Reported net loss	¥(4,700,222)	¥(7,446,135)	¥(16,476,822)	$(139,551)
Add back: Goodwill amortization	21,324	21,324
Equity method goodwill amortization	91,127	356,734
Telephone rights amortization	21,457	21,470

Adjusted net loss	¥(4,566,314)	¥(7,046,607)	¥(16,476,822)	$(139,551)

Basic and diluted earnings per common share for each of the three years in the period ended March 31, 2003, are as follows:

	Yen			U.S. Dollars

	2001	2002	2003	2003

Reported net loss per share	¥(209,085)	¥(331,234)	¥(732,955)	$(6,208)
Add back: Goodwill amortization	949	949
Equity method goodwill amortization	4,054	15,869
Telephone rights amortization	954	955

Adjusted net loss per share	¥(203,128)	¥(313,461)	¥(732,955)	$(6,208)

The components of intangible assets as of March 31, 2002 and 2003 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2002	2003	2003

Non-amortized intangible assets:
Telephone rights	¥162,344	¥162,323	$1,375
Goodwill	27,528	27,528	233

Total intangible assets	¥189,872	¥189,851	$1,608

No goodwill was acquired or impaired during the year ended March 31, 2003.

7. LEASES

The Company enters into, in the normal course of business, various leases for domestic and international backbone, office premises, network operation centers and data communications and other equipment. Certain leases that meet one or more of the criteria set forth in the provision of SFAS No. 13, “Accounting for leases” have been classified as capital leases and the others have been classified as operating leases.

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

Refundable guarantee deposits as of March 31, 2002 and 2003 consist of as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2002	2003	2003

Head office — new	¥372,136	¥1,705,036	$14,441
— former	549,036
Sales and subsidiaries offices	315,851	458,299	3,881
Others	29,032	42,317	359

Total refundable guarantee deposits	¥1,266,055	¥2,205,652	$18,681

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

Long-term borrowings as of March 31, 2002 and 2003, consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2002	2003	2003

Unsecured long-term loans payable to banks, maturing at various dates through 2007 (see Note 14). Weighted average interest rates were 1.72% and 1.767% for the years ended March 31, 2002 and 2003, respectively.	¥2,400,000	¥1,400,000	$11,857
Unsecured long-term loans payable to banks, maturing at various dates through 2006 (see Note 14). Interest is payable at a variable rate based on TIBOR which was 0.12% and 0.08% as of March 31, 2002 and 2003, respectively. Weighted average interest rates were 0.95% and 0.916% for the years ended March 31, 2002 and 2003, respectively.	2,400,000	3,000,000	25,409
Long-term installments payable at various dates through 2007.
Weighted average interest rate was 2.55% for the year ended March 31, 2003.		1,000,000	8,469

Less current portion	(1,400,000)	(1,943,735)	(16,462)

Long-term borrowings, less current portion	¥3,400,000	¥3,456,265	$29,273

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

On March 14, 2003, the Company entered into a long-term installment loan agreement with a leasing company to finance the payment for rental deposits given to other lessor for its new head office. The principal of the loan is ¥1,000,000 thousand ($8,469 thousand) and the loan is secured by a claim for the rental deposits of ¥1,705,036 thousand ($14,441 thousand) at March 31, 2003.

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral or guarantees with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default. In August 2003, the Company received requests from its banks to provide collateral or guarantees for outstanding loans, establish a second priority pledge against the refundable rental deposits, and pledge accounts receivable.

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

The 1.750 percent unsecured yen convertible notes due March 2005 in the aggregate principal amount of ¥15,000,000 thousand ($127,043 thousand) were issued on April 11, 2000. The notes are convertible at the option of the holders currently at ¥19,875 thousand ($168 thousand) per share at any time on or before March 15, 2005, as adjusted by the dilutive effect from issuances of common shares in September 2003. The notes are currently redeemable at the Company’s option at any time before March 15, 2005, in whole or in part, at par with unpaid and accrued interest; provided that the closing trading price for the Company’s shares for a certain period prior to giving notice of redemption is of at least 140% of the conversion price.

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

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2002 and 2003, was as follows:

					Thousands of
	Thousands of Yen				U.S. Dollars

	2002		2003		2003

	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Unrealized gains on available-for-sale securities		¥1,272,079		¥372,988		$3,159
Valuation of limited partnership investments for tax purpose		21,919		34,667		294
Capitalized leases	¥42,048		¥69,197		$586
Accrued expenses	100,069		152,253		1,290
Retirement and pension cost	42,353		32,886		279
Stock and notes issue cost		54,526		80,669		683
Allowance for doubtful accounts	38,234		21,617		183
Depreciation	55,032		46,808		396
Impairment loss on investment in and deposits for Crosswave			3,748,580		31,748
Operating loss carryforward	3,258,292		8,800,850		74,539
Other	65,631	1,241	136,701	13,629	1,158	115

Total	3,601,659	1,349,765	13,008,892	501,953	110,179	4,251
Valuation allowance	(2,251,894)		(12,504,510)		(105,907)

Total	¥1,349,765	¥1,349,765	¥504,382	¥501,953	$4,272	$4,251

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

11. SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

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

Stock Option Plans — In May 2000, IIJ granted 295 options to 34 directors and employees. The options vested 100 percent on April 8, 2002 and are exercisable for eight years from that date. In August 2001, IIJ granted 395 options to 44 directors and employees. The options vested 100 percent on June 28, 2003 and are exercisable for eight years from that date. No options were available for additional grant as of March 31, 2003. No compensation expense has been recognized in the consolidated statements of operations pursuant to APB No. 25, because the exercise price was greater than the market price on the dates of grant. In March 2000, IIJ Technology issued bonds with 2,000 detachable warrants in the amount of ¥600,000 thousand. The bonds were repurchased in April 2000 and warrants to purchase the subsidiary’s 775 common shares at an exercise price of ¥300,000 per share based on fair market value were immediately purchased by certain officers and employees of the Company and the subsidiary. 1,000 warrants were purchased and maintained by the Company. Warrants are exercisable upon issuance. All of the warrants of IIJ Technology remain outstanding as of March 31, 2003.

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

Summarized information about stock options outstanding as of March 31, 2003 of which an exercise price reflects subsequent adjustment as a result of issuance of common shares in June and September 2003 is as follows:

	Outstanding		Exercisable

	Number of	Remaining Life	Number of
Exercise Price (Thousand of Yen)	Options	(in years)	Options

¥10,817	285	7.0	285
1,672	390	8.3	Nil

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

In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” the following pro forma net loss and loss per share information for the years ended March 31, 2001, 2002 and 2003, including the effects of fair values associated with the granted stock options of IIJ technology is presented as if the Company accounted for its stock options using the fair value method. Under the fair value method, the estimated fair value of the stock options is charged against income on a straight-line basis over the options’ vesting period:

				Thousands of
	Thousands of Yen			U.S. Dollars

	2001	2002	2003	2003

Net loss:
As reported	¥(4,700,222)	¥(7,446,135)	¥(16,476,822)	$(139,551)
Addition: Total stock-based employee compensation determined under fair value based method for all awards, net of tax	1,740,026	1,757,087	267,387	2,265

Pro forma	¥(6,440,248)	¥(9,203,222)	¥(16,744,209)	$(141,816)

				Thousands of
	Thousands of Yen			U.S. Dollars

	2001	2002	2003	2003

Basic and diluted net loss per common shares:
As reported	¥209,085	¥331,234	¥732,955	$6,208
Pro forma	¥286,488	¥409,396	¥744,849	$6,309

12. OTHER COMPREHENSIVE INCOME

The change in each component of other comprehensive income (loss) for the years ended March 31, 2001, 2002 and 2003, is as follows:

	Thousands of Yen

	Before Tax	Tax (Expense)	Net of
	Amount	or Benefit	Tax Amount

Year ended March 31, 2001
Foreign currency translation adjustments	¥(1,141)		¥(1,141)
Unrealized holding gain (loss) on securities:
Amount arising during the period	2,492,767	¥(1,046,938)	1,445,829
Less: Reclassification adjustments for losses included in net loss	245,424	(103,076)	142,348

Net unrealized holding gain (loss) during the period	2,738,191	(1,150,014)	1,588,117

Other comprehensive income (loss)	¥2,737,050	¥(1,150,014)	¥1,587,036

Year ended March 31, 2002
Foreign currency translation adjustments	¥26,933		¥26,933
Unrealized holding gain (loss) on securities:
Amount arising during the period	(3,318,017)	¥1,393,538	(1,924,479)
Less: Reclassification adjustments for losses included in net loss	301,580	(126,661)	174,919

Net unrealized holding gain (loss) during the period	(3,016,437)	1,266,877	(1,749,560)
Loss on cash flow hedging derivative instruments:
Effect of adopting SFAS No. 133	(25,594)		(25,594)
Amount arising during the period	(22,385)		(22,385)
Less: Reclassification adjustments for losses included in net loss	14,272		14,272

Net loss on cash flow hedging derivative instruments	(33,707)		(33,707)

Other comprehensive income (loss)	¥(3,023,211)	¥1,266,877	¥(1,756,334)

Year ended March 31, 2003
Foreign currency translation adjustments	¥(22,423)		¥(22,423)
Unrealized holding gain (loss) on securities:
Amount arising during the period	(2,207,010)	¥927,041	(1,279,969)
Less: Reclassification adjustments for losses included in net loss	92,439	(38,828)	53,611

Net unrealized holding gain (loss) during the period	(2,114,571)	888,213	(1,226,358)
Loss on cash flow hedging derivative instruments:
Amount arising during the period	(30,452)		(30,452)
Less: Reclassification adjustments for losses included in net loss	26,438		26,438

Net loss on cash flow hedging derivative instruments	(4,014)		(4,014)

Other comprehensive income (loss)	¥(2,141,008)	¥888,213	¥(1,252,795)

	Thousands of U.S. Dollars

	Before Tax	Tax (Expense)	Net of
	Amount	or Benefit	Tax Amount

Year ended March 31, 2003
Foreign currency translation adjustments	$(191)		$(191)
Unrealized holding gain (loss) on securities:
Amount arising during the period	(18,692)	$7,852	(10,841)
Less: Reclassification adjustments for losses included in net loss	783	(329)	454

Net unrealized holding gain (loss) during the period	(17,909)	7,523	(10,387)
Loss on cash flow hedging derivative instruments:
Amount arising during the period	(258)		(258)
Less: Reclassification adjustments for losses included in net loss	224		224

Net loss on cash flow hedging derivative instruments	(34)		(34)

Other comprehensive income (loss)	$(18,134)	$7,523	$(10,611)

The components of accumulated other comprehensive income (loss) at March 31, 2002 and 2003 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars

	2002	2003	2003

Foreign currency translation adjustments — net of tax	¥60,115	¥38,145	$323
Net unrealized holding gain on securities — net of tax	1,756,653	529,842	4,488
Loss on cash flow hedging derivative instruments — net of tax	(33,707)	(37,721)	(320)

	¥1,783,061	¥530,266	$4,491

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has contracted for connectivity lines with Crosswave as of March 31, 2003, that, in aggregate, require monthly payments of ¥410,729 thousand ($3,479 thousand).

The purchase commitments for network system equipment outstanding at March 31, 2003, amounted to ¥619,775 thousand ($5,249 thousand).

In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming IIJ and certain of its officers and directors as defendants. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of our initial public offering violated the securities laws (i) by failing to disclose in the offering's registration statement certain alleged compensation arrangements entered into with the underwriters' clients, such as undisclosed commissions or tie-in agreements to purchase stock in the after-market, and (ii) by engaging in manipulative practices to artificially inflate the price of IIJ's stock in the after-market subsequent to the initial public offering. On July 15, 2002, the Company joined in an 'omnibus' motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. In June 2003, the Company approved a settlement with the plaintiffs in this matter. The settlement releases IIJ and the individual defendants for liability for the conduct alleged in the action. Under the settlement, the Company agreed to assign away, not assert, or release certain potential claims the Company may have against our underwriters. Approximately 260 defendant issuers participated in this settlement. As to financial impact on the Company, the settlement provides that the class members will be guaranteed $1 billion in recoveries by the insurers of the issuers. In addition to the proposed settlement, some of the defense costs incurred would be borne by IIJ's insurer in a separate agreement. Consequently, the Company believes that there will be no significant financial impact on the Company as a result of this matter. Final approval of this settlement is required by the United States District Court.

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

Changes in fair value of interest rate swaps designated as hedging instrument is reported in accumulated other comprehensive income during the year ended March 31, 2003. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the hedged bank borrowings affect earnings. The term, notional amount, and repricing date of interest rate swaps exactly match those of the long-term borrowings. The swap terms are “at the market”, so they have zero value at inception. Thus, there was no ineffectiveness recognized in earning for the years ended March 31, 2002 and 2003. For the years ended March 31, 2002 and 2003, net derivative loss of ¥14,272 thousand and ¥26,438 thousand ($224 thousand) were reclassified to interest expense, respectively.

During the year ending March 31, 2004, approximately ¥23,508 thousand ($199 thousand) of accumulated other comprehensive loss related to the interest rate swaps are expected to be reclassified as an adjustment to interest expense as a yield adjustment of the hedged bank borrowings.

Fair Value — In the normal course of business, the Company invests in financial assets and incurs financial liabilities. To estimate the fair value of those financial assets, liabilities and derivatives, the Company used quoted market prices to the extent that they were available. Where a quoted market price is not available, the Company estimates fair value using primarily the discounted cash flow method. For certain financial assets and liabilities, such as trade receivables and trade payables, which are expected to be collected and settled within one year, the Company assumed that the carrying amount approximates fair value due to their short maturities. Investment for which is not practicable are investments in a number of unaffiliated and unlisted smaller sized companies and the estimate of their fair values can not be made without incurring excessive costs. Refundable insurance policies are carried at cash surrender value. The carrying amounts or notional amounts and fair value of financial instruments are summarized below:

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

Cash at March 31, 2002 and 2003, includes U.S. dollar denominated current bank deposits of ¥3,473,827 thousand and ¥1,360,644 thousand ($11,524 thousand), respectively.

15. ADVERTISING EXPENSES

Advertising expenses incurred during the years ended March 31, 2001, 2002 and 2003, consist principally of advertisement within magazines, journals and newspapers and amounted to ¥735,763 thousand, ¥397,263 thousand and ¥278,474 thousand ($2,359 thousand), respectively.

16. SUBSEQUENT EVENTS

On June 27, 2003, IIJ issued 3,265 new shares of common stock at ¥418,200 per share for ¥1,365,423 thousand ($11,565 thousand) by a private placement to third parties in Japan. The proceeds from the private placement were used as working capital of the Company.

On September 17, 2003, mainly in order to provide for the redemption of the convertible notes due March 2005, IIJ issued 12,615 new shares of common stock at ¥951,300 per share for ¥12,000,650 thousand ($101,640 thousand) by a private placement in Japan to NTT for ¥9,603,374 thousand ($81,336 thousand), NTT Communications for ¥749,624 thousand ($6,349 thousand), a wholly owned subsidiary of NTT, Itochu Corporation and Sumitomo Corporation for each ¥499,432 thousand ($4,230 thousand) and three other companies for ¥648,787 thousand ($5,495 thousand). As a result of the transaction, the total number of IIJ’s outstanding common shares increased to 38,360 shares, and NTT and its subsidiary own 31.6% of IIJ’s outstanding common shares. Had these shares from both private placements noted above been issued as of the beginning of the fiscal year ended March 31, 2003, basic and diluted loss per share would have been decreased to ¥429,531 ($3,638). Concurrently, IIJ entered into a Subscription Agreement with NTT under which IIJ allows NTT to nominate up to three persons as directors or statutory auditors, subject to approval by IIJ’s shareholders. The agreement also provides NTT with preemptive rights to subscribe to any additional future issuances by IIJ in order to maintain its shareholding. In addition, IIJ and NTT agreed to undertake efforts to jointly engage in the development of broadband and information technology and other related business, to expand the business relationship between the two parties in connection with new business opportunities of IIJ and discuss secondment of employees to each other.

Upon completion of this transaction NTT and its subsidiaries are significant related parties of the Company. During the year ended March 31, 2003, the Company purchased international and domestic backbone services, local access lines, and other telecommunications services in the aggregate amount of ¥2,799,288 thousand ($23,709 thousand) from NTT and its subsidiaries and sold OEM services to NTT and its subsidiaries in the aggregate amount of ¥456,044 thousand ($3,862 thousand).

* * * * * *

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as amended (English translation)****

1.2	Share Handling Regulations, as amended (English translation)****

1.3	Regulations of the Board of Directors, as amended (English translation)****

1.4	Regulations of the Board of Statutory Auditors, as amended (English translation)***

2.1	Specimen Common Stock Certificate*

2.2	Bylaws of the IIJ Employee Shareholders’ Association (with English translation)*

2.3	Paying Agent, Conversion Agent and Registrar Agreement, dated April 11, 2000, among Internet Initiative Japan Inc., The Bank of New York and Banque Internationale à Luxembourg relating to ¥15,000,000,000 1.75% convertible notes due 2005 (with exhibits)****

2.4	Form of Deposit Agreement among IIJ, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-10582) filed on July 13, 1999)

4.1	Basic Agreement to Delegate Services, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Technology Inc. (with English translation)*

4.2	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (with English translation)*

4.3	Basic Agreement to Delegate Services, dated January 30, 1995, between Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)*

4.4	Memorandum of Understanding Regarding Technical Cooperation, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)*

4.5	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (with English translation)*

4.6	Purchase and Sales Agreement, dated January 8, 1999, between Internet Initiative Japan Inc. and Crosswave Communications Inc. (with English translation)*

4.7	Individual Agreement on Entrustment of Business between Internet Initiative Japan Inc. and Asia Internet Holding Co., Ltd., dated July 1, 1998 (with English translation)*

4.8	Enforcement Rules with regard to the Payment of Fee for Right of Use of Transmission Network Facilities, dated September 30, 1999, between Crosswave Communications Inc. and KDD Corporation establishes rules with regard to the payment of a fee by Crosswave Communications Inc. to KDD Corporation (with English translation)**

4.9	Sales Cooperation Agreement, dated August 20, 1999, between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**

4.10	Business Entrustment Agreement, dated April 1, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**

4.11	Letter of Confirmation, dated November 16, 1999 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**

4.12	Data Center Service Agency Agreement dated March 1, 2000 between Crosswave Communications Inc. and Internet Initiative Japan Inc. (with English translation)**

4.13	Cash Deficiency Support Agreement, dated May 21, 2002, among Internet Initiative Japan Inc., Crosswave Communications Inc., The Sumitomo Trust & Banking Co., Ltd., UFJ Bank Limited, Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation (English translation)***

4.14	Stock Acquisition Rights Placement Agreement, dated May 21, 2002, between Internet Initiative Japan Inc. and Crosswave Communications Inc. (English translation)***

4.15	Lease Agreement, dated March 14, 2003, between Internet Initiative Japan and Mitsui Fudosan Co., Ltd. (English translation)****

4.16	Sublease Agreements, dated March 15, 2003, between Internet Initiative Japan Inc. and Crosswave Communications Inc., Crosswave Facilities Inc., IIJ Technology Inc., Net Care, Inc. and IIJ Media Communications, Inc. (English translations)****

4.17	Pledge Agreement, dated March 14, 2003, among Internet Initiative Japan Inc., IBJ Leasing Co., Ltd. and Nissay Leasing Company, Limited (English translation)****

4.18	Credit Facility Agreement, dated May 29, 2003, between Internet Initiative Japan Inc. and Crosswave Communications Inc. (English translation)****

4.19	Letter of Undertaking, dated August 29, 2003, among Internet Initiative Japan Inc. and Mizuho Corporate Bank, Ltd., UFJ Bank Limited, Sumitomo Mitsui Banking Corporation, The Mitsubishi Trust and Banking Corporation and The Bank of Tokyo-Mitsubishi, Ltd. (English translation)****

4.20	Subscription Agreement, dated September 16, 2003, between Internet Initiative Japan and Nippon Telegraph and Telephone Corporation (English translation)****

8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)

12.1	Certifications required by Section 302 of the Sarbanes Oxley Act of 2002

13.1	Certifications required by Section 906 of the Sarbanes Oxley Act of 2002
14.1	Selected unaudited financial statement data as of and for the year ended March 31, 2003 of Crosswave Communications Inc.****

*	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

**	Incorporated by reference to the corresponding exhibit to the Form F-1 of Crosswave Communications, Inc. (File No. 333-12264) declared effective on August 3, 2000.

***	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 30, 2002.

****	Previously filed as an exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 30, 2003.

     Except for Exhibit 2.3, we have not included as exhibits certain instruments with respect to our long-term debt. Except for Exhibit 2.3, the amount of debt authorized under each long-term debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any long-term instrument to the Commission upon request.