Form 20-F
period 2004-03-31
INTERNET INITIATIVE JAPAN INC
filed 2004-07-23
CIK 1090633

As filed with the Securities and Exchange Commission on July 23, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

     (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number: 0-30204

Kabushiki Kaisha Internet Initiative

(Exact name of Registrant as specified in its charter)

Internet Initiative Japan Inc.

(Translation of Registrant’s name into English)

Japan
(Jurisdiction of incorporation or organization)

Jinbocho Mitsui Bldg.
1-105 Kanda Jinbo-cho
Chiyoda-ku, Tokyo 101-0051, Japan
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

As of March 31, 2004, 38,360 shares of common stock were outstanding, including 7,263 shares represented by an aggregate of 14,526,000 American Depositary Shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐  No ☑

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☑

i

Cautionary Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements about us and our industry that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of our operations and our financial condition, and state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. We cannot provide any assurance that our expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     Important risks and factors that could cause our actual results to differ materially from our forward-looking statements are generally provided in Item 3.D. and elsewhere in this annual report on Form 20-F and include, without limitation:

•	that we may not be able to achieve or sustain profitability in the near future,

•	that we may not be able to compete effectively against competitors which have greater financial, marketing and other resources, and

•	that we may not be able to sufficiently maintain existing customers or acquire new customers to sustain or increase our systems integration business in the face of fierce competition.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not required.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

     You should read the selected consolidated financial data below together with Item 5. “Operating and Financial Review and Prospects”, of this annual report on Form 20-F and our consolidated financial statements and the notes to the financial statements beginning on page F-1. The consolidated statement of operations data and per share and ADS data below for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004, the consolidated balance sheet data below as of March 31, 2000, 2001, 2002, 2003 and 2004 and consolidated statements of cash flows for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004 under operating data below are derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and audited by Deloitte Touche Tohmatsu, independent auditors.

	As of and for the fiscal year ended March 31,
	2000	2001	2002	2003	2004	2004
	(millions of yen, except per share and ADS data)					(thousands of U.S.
						dollars, except per
						share and ADS data(1))
Statement of Operations Data:
REVENUES:
Connectivity and value-added services revenues:
Dedicated access	¥9,999	¥12,953	¥14,303	¥13,815	¥12,862	$123,461
Dial-up access	4,496	4,423	3,644	3,155	3,088	29,646
Value-added	884	1,962	3,100	3,603	4,296	41,238
Other	408	592	1,668	1,726	2,118	20,328

Total connectivity and value-added services revenues	15,787	19,930	22,715	22,299	22,364	214,673
Systems integration revenues, including related equipment sales	7,640	10,556	14,356	15,013	11,848	113,723
Equipment sales	1,875	1,390	2,834	6,706	4,567	43,839

Total revenues	25,302	31,876	39,905	44,018	38,779	372,235

COST AND EXPENSES:
Cost of connectivity and value-added services revenues	15,091	18,983	19,800	20,387	20,047	192,431
Cost of systems integration revenues, including related equipment sales	6,272	9,117	12,314	13,090	9,852	94,564
Cost of equipment sales	1,807	1,289	2,540	6,417	4,346	41,719

Total cost of revenues	23,170	29,389	34,654	39,894	34,245	328,714
Sales and marketing expenses	2,604	3,252	3,038	3,176	3,528	33,859
General and administrative expenses	1,234	1,618	1,840	2,205	2,098	20,143
Research and development expenses	364	287	319	414	358	3,436

Total cost and expenses	27,372	34,546	39,851	45,689	40,229	386,152

OPERATING INCOME (LOSS)	(2,070)	(2,670)	54	(1,671)	(1,450)	(13,917)

OTHER INCOME (EXPENSES):
Interest income	362	454	122	67	38	360
Interest expense	(277)	(643)	(659)	(733)	(702)	(6,739)
Other — net	(830)	1,088	(406)	(604)	1,646	15,807

Other income (expenses) — net	(745)	899	(943)	(1,270)	982	9,428

LOSS FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT)	(2,815)	(1,771)	(889)	(2,941)	(468)	(4,489)

INCOME TAX EXPENSE (BENEFIT)	(1,280)	(926)	1,099	911	(2,133)	(20,474)
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	(70)	160	24	153	236	2,264
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES:(2)(3)
Equity method net loss	(3,180)	(4,015)	(5,482)	(5,625)	(286)	(2,748)

	As of and for the fiscal year ended March 31,
	2000	2001	2002	2003	2004	2004
	(millions of yen, except per share and ADS data)					(thousands of U.S.
						dollars, except per
						share and ADS data(1))
Impairment loss on investment, advance and deposits for Crosswave	¥—	¥—	¥—	¥(7,153)	¥(1,720)	$(16,510)

Total equity in net loss of equity method investees	(3,180)	(4,015)	(5,482)	(12,778)	(2,006)	(19,258)

NET LOSS	¥(4,785)	¥(4,700)	¥(7,446)	¥(16,477)	¥(105)	$(1,009)

Per Share and ADS Data:
Basic and diluted net loss per share	¥(225,791)	¥(209,085)	¥(331,234)	¥(732,955)	¥(3,316)	$(32)
Basis and diluted net loss per ADS equivalent	(112.89)	(104.54)	(165.62)	(366.48)	(1.66)	(0.0)
Weighted average number of shares	21,190	22,480	22,480	22,480	31,711
Weighted average number of ADS equivalents (thousands)	42,380	44,960	44,960	44,960	63,422
Balance Sheet Data:
Cash and cash equivalent	¥16,158	¥13,571	¥11,046	¥3,588	¥12,284	$117,914
Total assets	39,001	50,641	45,263	32,064	42,737	410,222
Short-term borrowings	13,690	5,620	3,820	4,824	6,564	63,007
Current portion of long-term borrowings, including capital lease obligations	2,255	1,644	3,374	4,660	3,936	37,781
Long-term borrowings, including capital lease obligations	2,300	5,479	6,262	7,092	5,188	49,801
Convertible notes(4)	—	15,000	15,000	15,000	11,832	113,573
Shareholders’ equity (capital deficiency)	15,001	16,928	7,725	(10,004)	6,214	59,648
Operating Data:
Capital expenditures, including capitalized leases(5)	¥3,465	¥3,963	¥3,773	¥4,893	¥3,523	$33,813
Operating margin(6)	(8.2)%	(8.4)%	0.1%	(3.8)%	(3.7)%
Net cash provided by (used in):
Operating activities	¥1,199	¥(271)	¥1,161	¥1,582	¥1,923	$18,462
Investing activities	(7,135)	(9,544)	(2,457)	(7,878)	(852)	(8,183)
Financing activities	22,192	6,428	(1,462)	(872)	7,669	73,609

(1)	The U.S. dollar amounts represent translations of yen amounts at the rate of ¥104.18, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2004.

(2)	Equity method net loss of ¥5,514 million for the fiscal year ended March 31, 2003 was based on unaudited financial information made publicly available by Crosswave and the impairment loss on investment, advance and deposits for Crosswave was determined to be the amount required to reduce the carrying amount of investment in and deposits for Crosswave at March 31, 2003 to zero.

(3)	The audit report of Deloitte Touche Tohmatsu in respect of our financial statements as of and for the fiscal year ended March 31, 2003 was qualified as to the effects of such adjustments, if any, as might have been determined to be necessary if sufficient evidence regarding the equity method loss, the impairment loss on investment, advance and deposits for Crosswave and the related summary information of Crosswave for the year ended March 31, 2003 was available. As described elsewhere in this annual report, Crosswave is undergoing corporate reorganization proceedings in Japan and has not prepared audited financial statements for the year ended March 31, 2003 or other sufficient evidence of its results of operations to permit our auditors to issue an audit report or our financial statements as of and for the year ended March 31, 2003 without such qualification.

(4)	In April 2000, we issued 1.75 percent unsecured yen convertible notes due March 2005 in the aggregate principal amount of ¥15,000 million. In November 2003, we repurchased and cancelled a portion of them, in the aggregate principal amount of ¥3,168 million.

(5)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable GAAP financial measure can be found below.

(6)	Operating income (loss) as a percentage of total revenues.

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Capital expenditures

     We define capital expenditures as purchases of property and equipment plus acquisition of assets by entering into capital leases. We have included the information concerning capital expenditures because our management uses this measure to manage these expenditures and believes that it is useful to investors to analyze and compare companies on the basis of such investments. Capital expenditures, as we have defined it, may not be comparable to a similarly titled measure used by other companies.

     The following table summarizes the reconciliation of capital expenditures to purchase of property and equipment as reported in our consolidated statements of cash flows prepared and presented in accordance with the U.S. generally accepted accounting principles.

	For the fiscal year ended March 31,
	2000	2001	2002	2003	2004
	(millions of yen)
Capital expenditures:
Acquisition of assets by entering into capital leases	¥2,309	¥2,596	¥2,536	¥3,578	¥1,866
Purchases of property and equipment	1,156	1,367	1,237	1,315	1,657

Total capital expenditures	¥3,465	¥3,963	¥3,773	¥4,893	¥3,523

Exchange Rates

     Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of our ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥104.18 per $1.00 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2004, the date of our most recent consolidated balance sheet contained in this annual report. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

     The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York;

Fiscal year ended March 31,	High	Low	Average(1)	Period-end
2000	124.45	101.53	110.02	102.73
2001	125.54	104.19	111.65	125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.75	104.18

Calendar year 2004	High	Low	Average(1)	Period-end
January	¥107.17	¥105.52	¥106.27	¥105.84
February	109.59	105.36	106.71	109.26
March	112.12	104.18	108.52	104.18
April	110.37	103.70	107.66	110.37
May	114.30	108.50	112.20	110.18
June	111.27	107.10	109.43	109.43
July (through July 19, 2004)	109.52	108.21	108.73	108.28

(1)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.

     The noon buying rate on July 19, 2004 was ¥108.28 per $1.00.

B. Capitalization and Indebtedness.

     Not required.

C. Reasons for the Offer and Use of Proceeds.

     Not applicable.

D. Risk Factors

     You should carefully consider the following information, together with the other information contained in this annual report on Form 20-F, including our financial statements and the related notes, before making an investment decision. Any risks described below could result in a material adverse effect on our business, financial condition or results of operations.

We have experienced operating and net losses in recent years and may be unable to achieve or sustain profitability in the near future.

     We incurred an operating loss of ¥1.4 billion and a net loss of ¥0.1 billion for the fiscal year ended March 31, 2004. We have incurred operating losses and net losses in each of the past six fiscal years, with the exception of operating income turning slightly positive for the fiscal year ended March 31, 2002. In August 2003, Crosswave Communications Inc., our former equity method investee, filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan, and as a result of our equity method net loss and an impairment loss taken in respect of our investment in Crosswave, our net loss for the fiscal year ended March 31, 2003 was ¥16.5 billion, the highest net loss that we have ever experienced. We also wrote off ¥2.1 billion of loans and accounts receivable outstanding from Crosswave for the fiscal year ended March 31, 2004. We had unaudited operating income of ¥0.2 billion and net income of ¥2.0 billion for the third quarter of the fiscal year ended March 31, 2004 and unaudited operating income of ¥0.3 billion and net income of ¥0.7 billion for the fourth quarter of the fiscal year ended March 31, 2004. Our accumulated deficit as of March 31, 2004 was ¥34.8 billion.

     Operating and net losses may continue into the foreseeable future due to a number of factors, including, but not limited to:

•	price reductions as a result of severe competition or failure to retain existing customers or attract new customers;

•	deterioration of or a lack of improvement in the Japanese economy ,which could significantly curtail demand for our services in Japan;

•	costly investments in network infrastructure, research and development and other similar investments which we may make in the future in order to remain competitive;

•	our ability to efficiently manage our backbone capacity;

•	increased expenses relating to the leasing of additional equipment;

•	reduced revenues and margins from systems integration business and Internet data center business and;

•	strong competition in the retail Internet Service Provider, or ISP, market.

     Please see Item 5., “Operating and Financial Review and Prospects”, for more detailed information concerning our operations and net losses and other results.

We may not be able to compete effectively, especially against competitors with greater financial, marketing and other resources.

     Our major competitors for the connectivity and value-added services business are major telecommunications carriers like NTT Communications, KDDI, Japan Telecom, PoweredCom and their affiliates. Recently, there has been a significant amount of consolidation in the telecommunications industry in Japan. For example, Softbank Group, an operator of Yahoo! BB, a low-price ADSL service for individual customers, announced that it is planning to buy Japan Telecom, which is one of the largest telecommunications carriers in Japan. This trend may result in increased pressure from corporate customers to reduce our prices, and our revenues in connectivity services may be adversely affected. For the Internet data center services business, our major competitors are the providers like NTT Communications, KDDI, PoweredCom and Japan Telecom. Once we lose customers for such services to another service provider, it is generally difficult to reacquire those customers in the future. For the systems integration business, our major competitors are large hardware vendors like IBM, NEC and Hitachi and systems integrators like NTT Data. Our major competitors have the financial resources to reduce prices in an effort to gain market share. Even though NTT and NTT Communications purchased shares in our company in September 2003, which resulted in the NTT Group becoming our largest shareholder, we plan to continue to operate our company separately and independently from the NTT Group, and will therefore continue to compete with the NTT Group. Our competitors have advantages over us, including, but not limited to:

•	substantially greater financial resources;

•	more extensive and well-developed marketing and sales networks;

•	higher brand recognition among consumers;

•	larger customer bases; and

•	more diversified operations which allow profits from some operations to offset operations with lower profitability, such as the network services for which we are competitors.

     With these advantages, our competitors may be better able to:

•	sustain downward pricing pressure, including pressure on low-price Internet-access services offered to corporate customers, which are our target customers;

•	develop, market and sell their services;

•	adapt quickly to new and changing technologies;

•	obtain new customers; and

•	aggressively pursue mergers and acquisitions to enlarge their customer base and market share.

We may not be able to sufficiently maintain existing customers or acquire new customers to sustain or increase our systems integration revenues in the face of fierce competition.

     A significant portion of our expected future revenue depends on our ability to maintain our existing customers and acquire new customers for our systems integration business. Our existing systems integration customer base may not be large enough to provide us with a desirable level of dependable revenues, as the addition or cancellation of a single project can result in significant fluctuations in our revenues. Margins with respect to the systems integration business also tend to be more favorable for the provision of additional services to existing customers than for the initial provision of services to new customers. Competition in the systems integration business in Japan has greatly intensified, with competitors expanding their sales forces and offering more attractive products. We may not be able to attract as many new customers as we need to maintain profitable systems integration operations due to factors such as increased competition and weak corporate investments in technology in Japan despite some recent signs of improvement in the Japanese economy. Price competition may also hurt our profitability. If we are unable to maintain our current systems integration customer base and acquire new systems integration customers and contracts or if price competition becomes more severe, our revenues may decline, and the profitability of our systems integration business and our results of operations and financial condition could be materially and adversely affected.

NTT, our largest shareholder, could exercise influence over us.

     NTT and its affiliates currently own 31.6% of our outstanding shares. In September 2003, we entered into a subscription agreement with NTT in which we granted to NTT pre-emptive rights to subscribe to its pro rata portion of any future issuances of shares by us in order to maintain its shareholding percentage. In addition, under this subscription agreement, we have agreed to allow NTT to nominate up to three persons as either directors or statutory auditors, subject to approval by our shareholders at our general shareholders’ meeting. At our general shareholders’ meeting on June 24, 2004, two directors nominated from NTT Group were appointed, one of which was nominated as an executive vice president. As a result, NTT may be able to exercise substantial influence over us. In addition, as part of this subscription agreement, we have agreed to collaborate with NTT in various businesses. While we intend to conduct our day-to-day operations independently of NTT and its group companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interests, which may not be in the interests of us or our other shareholders.

We have indebtedness and any difficulties we may have in dealing with financial institutions may have a negative impact on our financial condition.

     At March 31, 2004, we had indebtedness of ¥27.5 billion, including ¥11.8 billion of 1.75% convertible notes due in March 2005, and we had ¥12.3 billion in cash and cash equivalent and ¥6.6 billion in available-for-sale securities. We repurchased and cancelled ¥0.7 billion of 1.75% convertible notes in June 2004, and we plan to redeem or may repurchase the remaining ¥11.1 billion of 1.75% convertible notes using our cash and cash equivalent as well as available-for-sale securities. A declining fluctuation in the stock price of such available-for-sale securities may have a negative impact on our ability to repurchase or redeem the notes.

     The continued operation of our business is dependent on our ability to obtain continuous financing from banks in Japan. Although we currently have good relationships with our banks, due to increasing pressure from the Japanese government and Japanese bank regulatory institutions to improve the quality of their loan portfolios, Japanese banks, including those with which we have traditionally had good relations, may become reluctant to lend us money, or may only do so on less favorable terms. We provided banks with collateral for outstanding loans by means of establishing a second priority pledge against the refundable guarantee of ¥1.7 billion at March 31, 2004.We may be required to offer additional collateral to secure our borrowings. Any reluctance on the part of banks to provide needed financing may have a negative impact on our financial condition.

     To offer Internet-access services and network solutions to our customers, we typically lease important components such as routers, servers, network machines, high-capacity and high-speed digital transmission lines, software and other items needed to perform our operations. Although we currently have good relationships with our leasing companies, if we are unable to lease necessary components, or are only able to do so on less favorable terms, we may be required to purchase the components ourselves, which could negatively impact on our cash flow.

We depend on our ability to attract and retain qualified personnel.

     Our network, services, products and technologies are complex, and as a result, we depend heavily on the continued service of our engineering, research and development, and other personnel and, as our business grows, we may need to hire additional engineers, research and development and other personnel. Competition for qualified engineers, research and development personnel and employees in the telecommunications service industry in Japan is intense, and there is a limited number of persons with the necessary knowledge and experience. The realization of any or all of these risks may result in material adverse effects on our business, financial condition and result of operations.

We depend on our executive officers, and if we lose the service of our executive officers, our business and relationship with customers, our major shareholders and those of other IIJ Group companies and employees could suffer.

     Our future success depends on the continued service of our executive officers, particularly Mr. Koichi Suzuki, who is our president, chief executive officer and representative director, as well as the president and chief executive officer and representative director of most of the other IIJ Group companies. Mr. Suzuki was also president and representative director of Crosswave. We rely on his expertise in the operation of our businesses and on his relationships with our shareholders, the shareholders of the IIJ Group companies, our business partners and employees. None of our officers or employees, including Mr. Suzuki, is bound by an employment or noncompetition agreement.

Our business may be adversely affected if our network suffers interruptions, errors or delays.

     Interruptions, errors or delays with respect to our network may be caused by a number of factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, human error, computer viruses and other similar events. Much of our computer and networking equipment and the lines that make up our network backbones are concentrated in a few locations that are in earthquake-prone areas. Any disruption, outages, or delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new accounts, loss or exposure of confidential information, reduction in revenues, delay in repayment of outstanding borrowings, costly repairs or upgrades, reputational damage and decreased consumer confidence in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.

The confidential customer information that we keep and manage may be leaked.

     We keep and manage confidential information and trade secrets obtained from our customers. We exercise care in protection the confidentiality of such information and take steps to ensure the security of our network, however, our network, like all Information Technology systems, is vulnerable to external attack from computer viruses, hackers or other such sources. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information. If any material leak of such information were to occur, we could be subject to lawsuits for damages from our customers, incur expenses associated with repairing or upgrading our security systems and suffer damages to our reputation that could result in a severe decline in new customers as well as an increase in service cancellations. The realization of these or similar risks may have a material adverse effect on our business, financial condition and result of operations.

We rely greatly on other telecommunications providers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.

     We rely on telecommunications carriers such as NTT Communications, KDDI and Japan Telecom for a significant portion of our network backbone and regional NTT companies and electric power companies and their affiliates for local access lines for our customers. Prior to Crosswave filing a voluntary petition for the commencement of corporate reorganization proceedings in Japan in August 2003, we procured significant portions of our network backbone and data centers from Crosswave under operating lease arrangements. Most of Crosswave’s business operation were transferred to NTT Communications in December 2003. Currently, NTT Communications is our largest provider of network infrastructure. We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.

     In the Asia-Pacific region, we depend on telecommunications carriers in various countries including less-developed countries whose quality of service may not be stable or who are more susceptible to economic or political instability.

     We also depend on third-party suppliers of hardware components like routers that are used in our network. We acquire certain components from limited sources, typically from Cisco Systems. A failure by one of our suppliers to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, may delay our ability to expand the capacity and scope of our network.

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

     The introduction of services using new technologies, such as the transition from version four of Internet Protocol, or IP, to version six, and the emergence of new industry standards could render our existing services obsolete.

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

If we fail to execute our systems integration projects in a timely or satisfactory manner or if we fail to manage customer data in a professional manner, we could be sued and our reputation could suffer.

     A significant portion of our future revenue depends on systems integration projects which we, in cooperation with IIJ Technology, Net Care and IIJ Media Communications, have been contracted to perform. We may not be able to perform our responsibilities under these contracts to the satisfaction of our customers, or at all, if we lack a sufficient number of qualified engineers, lack sufficient task-management capabilities for software-development vendors or fail to manage customer data adequately. If we do not execute these services/projects as contracted or fail to manage customer data in a professional manner, our receipt of revenues may be delayed or lost altogether and we could be sued by our counterparties, which could in turn have an adverse impact on our reputation, results of operation and financial condition.

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

     Our licenses have an unlimited duration. They are however, subject to revocation by the MPHPT if we violate any telecommunications laws and regulations in a manner that is deemed to harm the public interest, if we or any of our directors are sentenced to a fine or any more severe penalty under the telecommunications laws, if we employ a director who was previously sentenced to a fine or more severe penalty thereunder or if we have had a license revoked in the past. We believe our licenses and approvals are in good standing and we expect to be able to continue to fulfill the terms of our licenses and approvals to the satisfaction of the MPHPT. However, there can be no assurance that we will be able to do so.

     Existing and future governmental regulation may substantially affect the way in which we conduct business. These regulations may increase the cost of doing business or may restrict the way in which we offer products and services. As a result of the amendment in April 2004 of the Telecommunication Business Law and deregulation including elimination of the regulatory distinction between carriers providing telecommunications services through networks owned by other telecommunication carriers and carriers which own or have long-term leases for the networks through which they offer telecommunication services, competition may increase. Furthermore, we cannot predict future regulatory changes which may affect our business. Any changes in laws, such as those described above, or regulations or MPHPT policy affecting our business activities and those of our competitors could adversely affect our financial condition or results of operations. For more information, see Item 4., “Business Overview — Regulation of the Telecommunications Industry in Japan”.

There are risks associated with our international business.

     By operating our network internationally, we expose ourselves to the risks of international markets and to other risks that do not exist or are less significant in Japan. One of the components of our strategy is to continue to expand our network reach through our network between the United States and Japan to maintain our network quality. In addition, we have invested in data center businesses in South Korea and the Philippines. Our international business operations continue to require management attention and financial resources, both of which are in limited supply. We face significant exposure to risks in connection with our international operations, including:

•	the impact of economic conditions outside Japan,

•	unexpected changes in or delays resulting from regulatory requirements,

•	the rate of the development of the Internet industry in countries in Asia,

•	political and economic instability, and

•	potential unsatisfactory financial returns from our investments in Asia, including the data center businesses in which we have invested in South Korea and the Philippines.

     These factors could adversely affect our future international expansion and, consequently, our business, financial condition and results of operations.

Our investments in affiliated companies may not produce the returns we expect and may require additional funding.

     As part of our business strategy and for the purpose of maintaining various strategic business relations, we have, in the past, invested in a number of companies, including Crosswave. There can be no assurance that we will be able to maintain or enhance the value or performance of such companies in which we have invested or may invest in the future, or that we will achieve the returns or benefits sought from these investments. Our substantial investment in Crosswave, for example, became worthless due to Crosswave’s financial condition and commencement of corporate reorganization proceedings. We also had an impairment loss relating to our investment in Asia Internet Holding for the fiscal year ended March 2004. In addition, telecommunications companies and other technology companies have experienced a variety of negative developments in recent years, including increased competition and significant volatility in share prices, and have experienced financial difficulties. To the extent that these investments are accounted for by the equity-method and to the extent that the investee companies have net losses, our financial results will be adversely affected to the extent of our pro rata portion of these losses. Furthermore, we may lose all or part of our investment in these companies if their value decreases as a result of their financial performance or if these companies go bankrupt.

     We have invested in affiliated companies, such as IIJ Technology and Net Care, to expand the service offerings available to our customers. If our affiliated companies need additional financing, we may need to provide additional financial support in the form of loans to or additional equity investments in these affiliated companies to enhance or maintain our business synergies with these affiliated companies. We may consider reorganization of IIJ Group companies in the future and it may require additional investments by cash, equity or others.

Fluctuation in stock price of companies in which we have invested may significantly influence our financial condition.

     We have invested in non-affiliated companies in order to further our business relationships with these companies. Other investments on our balance sheet, which includes among other items, investments in these non-affiliated companies, were recorded at a book value of ¥7.9 billion at March 31, 2004, which is relatively large in relation to other items on our balance sheet. We also had a significant positive income tax effect due to increases in unrealized gains from these available-for-sale securities during the fiscal year ended on March 31, 2004. However, the book value can change significantly due to changes in the financial condition of non-affiliated companies, general economic conditions in Japan or fluctuations in the Japanese stock markets. Fluctuations in the stock price of companies in which we have invested will have a significant effect on our financial results. In addition, should we choose to dispose of all or a portion of these shares to fulfill our cash flow needs, it is not certain that we will be able to do so on favorable terms.

We may be named as defendants in litigation, which could have an adverse impact on our business, financial condition and results of operations.

     We are involved in normal claims and other legal proceedings in the ordinary course of our business. We believe that there are no cases currently pending which will have a significant financial impact on us, but we cannot be certain that we will not be named in a future lawsuit. Any judgment against us in such a lawsuit, or in any future legal proceeding, could have an adverse effect on our business, financial condition and results of operations.

In the event we need to raise capital, we may have to sell additional shares of our common stock or securities convertible into our common stock, which may cause shareholders to incur substantial dilution.

     In June and September 2003, we completed private placements of an aggregate of 15,880 shares of our common stock to investors in Japan in order to raise funds for working capital and repayment of convertible notes. We may raise additional funds in the future to raise additional working capital and for other financial needs. If we choose to raise such funds from the issuance of equity shares of our common stock or securities convertible into our common stock, existing shareholders may incur substantial dilution.

Item 4. Information on the Company

A. History and Development of the Company.

     We are incorporated in Japan as a joint stock corporation under the name of Internet Initiative Japan Inc., or IIJ. We were incorporated in December 1992 and operate under the laws of Japan. We began operations in July 1993, making us one of the first commercial Internet service providers in Japan to offer Internet-access services. In February 1994, we acquired a Type II Telecommunications license, which enables us to operate our own international backbone networks. We became a public company in August 1999 with our initial public offering of ADSs on the Nasdaq National Market, or Nasdaq.

     In October 1998, we established Crosswave Communications Inc. as a joint venture with Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective,

end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks. Crosswave offered broadband data communication services on Japan’s first nationwide fiber-optic network specifically designed and dedicated to data traffic. ADSs representing Crosswave’s shares of common stock were quoted on Nasdaq from the time of its August 2000 IPO until being removed by Nasdaq on August 29, 2003.

     On August 20, 2003, Crosswave and two of its subsidiaries filed voluntary petitions with the Tokyo District Court for the commencement of corporate reorganization proceedings, which are proceedings to rehabilitate an insolvent company similar in some respects to Chapter 11 bankruptcy proceedings in the United States. As a result, we have written-off our investment in Crosswave and no longer consider Crosswave to be an IIJ Group company. On December 15, 2003, the business operations of Crosswave were transferred to NTT Communications. Due to the transfer, the operation of Crosswave’s network that we relied on for our network was also transferred to NTT Communications and we have contracted with NTT Communications for its continued use.

     On June 26 and September 16, 2003, we completed private placements of a total of 15,880 shares of our common stock to investors in Japan for an aggregate amount of ¥13.3 billion for working capital and repayment of our outstanding 1.75% convertible notes due on March 31, 2005. As a result of these transactions, the total number of our issued shares of common stock increased to 38,360 and shareholding of NTT Group increased to 31.6%. We have also agreed with NTT that it has the right to nominate three persons to serve as either our directors or statutory auditors, subject to shareholder approval of any nomination. In addition, we and NTT agreed to undertake efforts to jointly engage in the development of broadband and Information Technology and other related business, to expand the business relationship between IIJ and NTT in connection with new business opportunities and to discuss secondment of employees to each other.

     Our head office is located at Jinbo-cho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan, and our telephone number at that location is (813) 5259-6500. Our agent in the United States is IIJ America Inc., 1211 Avenue of the Americas, Suite 2900, New York, New York 10036 and the telephone number at that location is (212) 440-8080. We have a web site that you may access at http://www.iij.ad.jp/. Information contained on our web site does not constitute part of this annual report on Form 20-F.

     For a discussion of capital expenditures and divestitures currently in progress and those for the past three years, see “Capital Expenditures” in Item 4.B.

B. Business Overview.

     We offer a comprehensive range of Internet-access services and network solutions to our customers in Japan. We offer our services on one of the most advanced and reliable Internet networks available in Japan. Our services are based upon high-quality networking technology tailored to meet the specific needs and demands of our customers.

     We offer, together with other companies or independently, a variety of services to our customers as part of our total network solutions. Our primary services are our Internet-access services, value-added services, which includes Internet data center services and systems integration services. Our Internet-access services range from low-cost dial-up access to high-speed access through dedicated lines for individual and corporate customers. Our value-added services include a variety of data storage and management options for corporate customers as part of our Internet data center services as well as network security and other services. Our systems integration services are tailored to our customers’ requirements, which include consulting/project planning, systems design, construction of network systems and systems outsourcing. We also sell a significant amount of network-related equipment to our systems integration customers as part of our provision of total network solutions.

     Most of our revenues are generated in Japan and in Japanese yen. The table below provides a breakdown of the percentage of total revenues for our primary services over the past three years.

	For the fiscal year ended March 31,
	2002	2003	2004
Connectivity services	45.0%	38.6%	41.1%
Value-added services	7.8%	8.2%	11.1%
Systems integration services	36.0%	34.1%	30.6%

     We also offer independently, or together with our group companies, a variety of other value-added services, including:

•	security services, such as managed firewalls with VPN function (“virtual private networks,” which provide private capacity transmission services), network intrusion detection and comprehensive network security services,

•	mail server outsourcing services,

•	web hosting services, and

•	content development, distribution and Internet broadcasting services.

     This extensive variety of Internet-access services, value-added services and systems integration services enables our customers to purchase all of their Internet-related services and products through a single source. To support our services and for the convenience of our customers, we offer a variety of hardware, software and other products, such as network equipment, which are mostly sourced from third-party vendors. We aim to be the leading supplier of total network solutions in Japan.

     We have created an Internet network that extends throughout Japan. Our backbone is one of the highest capacity Internet backbones in Japan. Our backbone network is formed by leasing lines from telecommunications carriers. As of June 30, 2004, we operated 27 network operation centers, eleven Internet data centers and 17 POPs, the main points at which our customers connect to our backbone, throughout Japan. Our policy on the management of backbone is that we upgrade the bandwidth depending flexibly on the demand and with cost effectiveness. Our backbone network also extends to the United States, with a total capacity of 4.8 Gbps (2 STM-16 trunk lines) and to China, with a capacity of 600 Mbps (STM-4 trunk line) as of June 30, 2004.

     In addition to our network, we currently own 26.7% of Asia Internet Holding, the company that operates the A-Bone network. The A-Bone is an Internet network using leased lines that connects several Asian regions including China, Hong Kong and South Korea. Using our network and engineering expertise pursuant to an agreement with Asia Internet Holding, we operate and manage the A-Bone.

Our total network solutions

     We are a provider of total network solutions. We provide our customers with tailored, end-to-end Internet and private network solutions. The diversity of services we offer permits each customer to purchase individual services or a bundle of services that we believe provide the most efficient, reliable and cost-effective solution for that customer’s particular needs.

     The primary resources that we use to provide total network solutions to our customers include:

•	our Internet-access services,

•	our line-up of value-added services, which includes security and server outsourcing,

•	our Internet data center services,

•	our systems integration services, which includes ongoing consulting, systems design and construction, operation and management, and

•	other network and application services that our group companies provide.

     Our total network solutions for business users are one of the primary focuses of our business. We consult with businesses and other customers to identify their particular situations and needs. We then draw upon our extensive resources to address those needs.

Our Internet Access Services

     We offer two categories of Internet-access services: dedicated access services and dial-up access services. Dedicated access services are based on dedicated local-line connections provided by carriers between our backbone and customers. Dial-up access services require customers to connect to our POPs through the public-switched telephone network. The Internet-access part of our total network solutions ranges from cost-effective, entry-level dial-up connections from home personal computers to customized Wide-area network solutions deploying a range of the dedicated and dial-up services listed below to connect headquarters, data centers, branch offices and mobile personnel. Currently, large telecommunications carriers such as regional NTTs and other providers are rapidly increasing the variety of last-mile access with ADSL, fiber optic and ethernet-based lines. Such new lines provide inexpensive high-speed, high-capacity last mile access, and we continue to introduce new variations to our Internet-access service to accommodate such developments.

     The following table shows the number of our Internet-access service subscribers as of the dates indicated:

	As of March 31,
	2000	2001	2002	2003	2004
Dedicated access service contracts:
IP service
64 kbps — 128 kbps	484	295	142	112	73
192 kbps — 768 kbps	155	80	42	35	20
1 Mbps — 2 Mbps	140	240	270	268	218
3 Mbps — 1.2 Gbps	71	111	156	248	427

Total IP Service	850	726	610	663	738
IIJ data center connectivity service	—	56	110	156	196
Other dedicated access services	1,154	1,870	2,900	4,489	6,292

Total dedicated access service contracts	2,004	2,652	3,620	5,308	7,226
Dial-up access service contracts:
IIJ4U	75,170	95,273	89,213	79,464	67,105
Others	54,970	66,857	171,363	450,320	628,762

Total dial-up access service contracts	130,140	162,130	260,576	529,784	695,867

     As of June 30, 2004, we offered the following Internet-access services.

Pricing
Service Type	Summary Description	(excluding consumption tax)

Dedicated access services
IP Service	Full-scale dedicated line service with high-speed access for businesses and other network operators with demanding bandwidth requirements.	Setup and monthly fees vary according to carrier, line speed, line type and distance involved.
IIJ Data Center Connectivity Service	Full-scale dedicated line service for customers hosted in IIJ Data Centers, with asymmetrical speeds of upstream (from the Internet to data center) and downstream (from the data center to the Internet) transmissions. Upstream speed of 1 Mbps to 4 Mbps is provided with 10 BASE-T interface (downstream 10 Mbps) and 6 Mbps to 48 Mbps with 100 BASE-T interface (downstream 100 Mbps).	Initial setup fee of ¥100,000. Monthly fees range from ¥400,000 to ¥100,000,000, depending on the speeds of upstream transmissions.
IIJ FiberAccess/F	Service for dedicated line Internet-access using optical lines at either 10 Mbps or 100 Mbps targeted primarily at small- and medium-sized enterprises requiring for high-capacity, high-speed transmissions. SLA (Service Level Agreements), a quality assurance program, is available.	Initial setup fee of ¥50,000. Monthly fees range from ¥14,000 to ¥190,000, depending on the speed of connection and the number of IP addresses allocated. Monthly fees do not include optical line charges, which are paid directly by the customer to the optical line provider.
IIJ T1 Standard	Packaged dedicated line service offering 1.5 Mbps connection but not including certain features of full-scale IP Service such as dynamic routing and unlimited IP addresses.	Initial setup fee of ¥50,000. The monthly access fee is ¥117,000 for up to eight IP addresses and ¥167,000 for up to 16 IP addresses.
IIJ DSL/F Service	Service for dedicated-line Internet-access using ADSL lines at speeds up to 40 Mbps targeted primarily at small- and medium-sized offices and home offices. SLA is available.	Initial setup fee of ¥30,000. Monthly access fees range from ¥9,800 to ¥49,800, depending on the number of allocated IP addresses. Monthly charges do not include ADSL charges which are to be paid directly by the customer to the ADSL service provider.
IIJ ISDN/F Service	Service for dedicated-line Internet-access using ISDN lines at speeds up to 128 kbps targeted primarily at small- and medium-sized offices and home offices where ADSL lines are not available.	Initial setup fee of ¥5,000 and monthly access fees range from ¥4,800 to ¥6,800, depending on the number of allocated IP addresses. Monthly charges do not include ISDN charges, which are to be paid directly by customers to ISDN providers.

Pricing
Service Type	Summary Description	(excluding consumption tax)
IIJ Economy	Service for dedicated-line access to the Internet with inexpensive monthly fees primarily for small- and medium-sized businesses and local and regional offices of corporate groups.	Initial setup fee of ¥40,000. Monthly access fees of ¥38,000 for 64 kbps service and ¥45,000 for 128 kbps service.
Dial-up access services
IIJ Dial-up Standard	Service for corporate users permitting simultaneous Internet-access from several dial-up lines under a single contract.	Initial setup fee of ¥5,000. Monthly basic fee of ¥2,000 plus access charges of ¥10 per minute.
Enterprise Dial-up IP Service	Service for businesses offering multiple dial-up accounts at a fixed monthly fee.	Initial setup fee of ¥20,000. Monthly basic fees range from ¥3,000 to ¥4,900 per account depending on the number of accounts.
IIJ Dial-up Advanced	Service for corporate users offering bundled low-cost dial-up accounts.	Initial setup fee of ¥5,000. Monthly basic fee of ¥10,000 for the first 50 e-mail accounts including the first two hours access per account, plus ¥5 per minute after two hours.
IIJ4U	Service for individual users, which includes Internet-access and 5 megabytes of disk space for personal Web pages and e-mail account options for multiple users. Various access options such as ISDN and ADSL are available.	Initial setup fee of ¥1,900. Monthly service fee of ¥800 for the first eight hours and a charge of ¥5 per minute, with a ceiling of ¥4,900.
IIJmio DSL/DF Service	Service for individual users offering Internet connectivity over ADSL at up to 40 Mbps. ADSL access is limited to “FLET’S” lines provided by regional NTTs. The IP address is changed every time a connection is made.	This service does not charge an initial setup fee. Monthly charge is ¥1,400. Monthly charges do not include ADSL charges, which are to be paid directly by the customer to the relevant regional NTT.
IIJmio FiberAccess/DF Service	Service for individual users offering Internet connectivity over optical fiber network at 10 Mbps or 100 Mbps. Optional fiber access is limited to “BFLET’S” lines provided by regional NTTs. The IP address is changed every time a connection is made.	The service does not charge an initial setup fee. Monthly charges range from ¥2,000 to ¥7,000. Monthly charges do not include optical fiber access charges, which are to be paid directly by the customer to the regional NTTs.

Pricing
Service Type	Summary Description	(excluding consumption tax)
IIJmio DSL/SF Service	Service for individual users offering Internet connectivity over ADSL at up to 40 Mbps. ADSL access is limited to “FLET’S” lines provided by regional NTTs. A fixed IP address is provided with this service.	The service does not charge an initial setup fee. The monthly charge is ¥4,800. Monthly charges do not include ADSL charges, which are to be paid directly by the customer to the regional NTTs.
IIJmio FiberAccess/DC Service	Service for individual users offering Internet connectivity over optical fiber network at 50 Mbps or 100 Mbps. Optical fiber access is limited to “Access Commufa” lines provided by Chubu Electric Power Company.	The service does not charge an initial setup fee. The monthly charge is ¥2,000. Monthly charges do not include optical fiber access charges, which are to be paid directly by the customer to Chubu Electric Power Company.
IIJmio FiberAccess/SF Service	Service for individual users offering Internet connectivity over optical fiber network at 10 Mbps or 100 Mbps. Optical fiber access is limited to “BFLET’S” lines provided by regional NTTs. A fixed IP address is provided with this service.	The service does not charge an initial setup fee. The monthly charges range from ¥8,000 to ¥12,000, depending on the type of access line. The monthly charges do not include optical fiber access charges, which are to be paid directly by the customer to the regional NTTs.
IIJmio MobileAccess Service	Service for individual users offering mobile Internet connectivity through several data communications services provided by mobile telecommunication companies.	The service does not charge an initial setup fee. The monthly charge is ¥300. The monthly charges do not include service charges to IIJ’s access points, which are paid directly by the customer to the mobile telecommunication companies.

Our Dedicated Access Services

     Our lineup of dedicated line access services includes: IP Service, IIJ Data Center Connectivity Service, IIJ FiberAccess/F, IIJ T1 Standard, IIJ DSL/F, IIJ ISDN/F and IIJ Economy. The total bandwidth allocated to our dedicated access services has increased approximately 191% to 80.1 Gbps as of March 31, 2004, up from 42.0 Gbps a year earlier.

     IP Service. Our IP Service is a full-scale, high-speed access service that connects a customer’s network to our network and the Internet. This is the core service we offer. As of March 31, 2004, we had 738 customers for our IP Service compared to 663 for our IP Service as of March 31, 2003. The customer chooses the level of service it needs based upon its bandwidth requirements. As of March 31, 2004, we offered service at speeds from 64 kbps to 1.2 Gbps.

     Our IP Service revenues, including revenues of IIJ Data Center Connectivity Service, represented 25.6% of our total revenues for the fiscal year ended March 31, 2004 and 23.4% for the fiscal year ended March 31, 2003. We believe that as businesses continue to develop Internet capabilities, this service will continue to be the foundation of our total network solutions offerings.

     Subscribers pay a monthly fee for the leased local access line from the customer’s location to one of our POPs. The amount of this fee varies depending on the carrier used and the distance between the customer’s site and our POPs. As the bandwidth that customers subscribe increases, customers use ATM (Asynchronous Transfer Mode) or Ethernet local access line, that supports over 2 Mbps bandwidth. We collect this fee from the customer and pay this amount to the carrier.

     Although fees are charged on a monthly basis, the minimum contract length is one year. For contracts of at least three years, a 10% per month discount is given. Of our IP Service contracts as of the end of March 2004, 3.6% were for at least three years.

     We also offer various IPv6-capable Internet-access services, namely IPv6 Tunnel, IPv6 Native and IPv6/IPv4 Dual Stack Services. In addition to corporate users, IPv6 Tunnel Service has been available to individual users. IPv6 is the next generation Internet Protocol, which allows IPv6 technology to overcome the problems, such as limited IP address availability, of IPv4, the protocol generally used. IPv6 Tunnel Service is a service to enable customers to use IPv6 technology via IPv4 access network, by encapsulating IPv6 data with IPv4 data. IPv6 Native and IPv6/IPv4 Services are services to provide IPv6 environment to customers without encapsulating it with IPv4 data. IPv6 technology enables customers to hook-up a vast range of electronic appliances and equipment, including cellular phones, AV equipment, car navigation devices and home electronics. We are the first commercial ISP in Japan to offer IPv6 service and our management believes that we will reap “first-mover” benefits from our initiative. In an effort to promote the dissemination and use of IPv6, we are not currently charging service fees for IPv6 Tunnel Service.

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

     We are able to offer these Service Level Agreements because of the high quality and reliability of our network. Our Service Level Agreements provide customers with credit against the amount invoiced for the services if our service quality fails to meet the prescribed standards.

     Subscribers to our IP Service receive technical support 24 hours a day and seven days a week.

     IIJ Data Center Connectivity Service. We also provide connectivity services with respect to our data centers. Our data center connectivity services are an important part of being able to provide high-quality, high-speed, seamless service to our customers. Our connectivity services are asymmetric, meaning that transmission speeds in both directions are not the same — with the downstream transmission being faster to accommodate greater amounts of information being accessed from the Internet versus being sent to the Internet. The fee structure depends on the transmission capacity required for upstream and downstream transmissions. For downstream transmissions, we offer either 10BASE-T connectivity (10 Mbps) and 100BASE-T Connectivity (100 Mbps). For upstream transmissions, we offer bandwidths from 1 Mbps to 4 Mbps for 10BASE-T connectivity contracts, and 6 Mbps to 48 Mbps for 100BASE-T Connectivity. As of March 31, 2004, we had 196 customers for IIJ Data Center Connectivity Service. In addition to the above, we offer IPv6-capable data center services, which offer the same services using IPv6. As of March 31, 2004, we had 196 Internet data center connectivity contracts, compared with 156 as of March 31, 2003. Total contracted bandwidth for Internet data center connectivity service was 15.6 Gbps as of March 31, 2004, up from 9.9 Gbps as of March 31, 2003.

     IIJ FiberAccess/F Service. IIJ Fiber Access/F services is a dedicated Internet-access service that uses “BFLET’S” fiber optic access lines provided by regional NTT companies allowing service at 10 Mbps or 100 Mbps on a best-efforts basis. We began offering this service in August 2001. The service is available in four variations (Business, Basic, Family and Mansion), optimizing each customer’s needs in speed and connection interface. Customers also can choose the number of allocated IP addresses from: 1, 4, 8, 16, 32, 64 and 128. We support this service by providing guarantees of latency rates under Service Level Agreements. As of March 31, 2004, we had 6,292 customers for IIJ FiberAccess/F Service, IIJ T1 Standard, IIJ DSL/F Service, IIJ ISDN/F services and IIJ Economy.

     IIJ T1 Standard. Our IIJ T1 Standard is a connectivity service at 1.5 Mbps that we introduced in October 1999. It is a packaged dedicated line service limited to static routing and allocations of 8 or 16 IP addresses. Last mile access must be through NTT’s Digital Access 1500 or similar services from other carriers.

     IIJ DSL/F Service. IIJ DSL/F Service provides dedicated line Internet connectivity via ADSL with speeds up to 40 Mbps. We began offering this service in May 2001. IIJ DSL/F Service is primarily targeted at small- and medium-sized offices and home offices that have access to ADSL lines provided by regional NTT companies under the name of “FLET’S ADSL”. We support this service by providing guarantees of the maximum average latency between designated POPs under service agreements.

     IIJ ISDN/F Service. IIJ ISDN/F Service provides dedicated line Internet-access via ISDN lines with speeds up to 128 kbps. We began offering this service in March 2003. IIJ ISDN/F Service is primarily targeted at small-and medium-sized offices and home offices where ADSL lines are not available but have access to ISDN lines provided by regional NTT companies under the name of “FLET’S ISDN”.

     IIJ Economy. IIJ Economy is a packaged Internet connectivity service via a dedicated line at 64 kbps or 128 kbps, targeting small- and medium-sized businesses. We introduced IIJ Economy in November 1997. We currently guarantee latency rates under Service Level Agreements for IIJ Economy.

Our Dial-up Access Services

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

     Our main dial-up access services are our IIJ Dial-up Standard, Enterprise Dial-up IP Service, IIJ Dial-up Advanced, IIJ4U, IIJmio DSL/DF Service, IIJmio FiberAccess/DF Service, IIJmio DSL/SF Service, IIJmio FiberAccess/DC Service, IIJmio FiberAccess/SF Service and IIJmio MobileAccess Service, all as described in the table above. We also provide Network-type Dial-up IP Service, Terminal-type Dial-up IP Service and UUCP Service to customers, but we are no longer promoting these services.

     We have expanded access to our network through roaming agreements that are an important part of our dial-up access services. We offer global Internet roaming service in 152 countries with approximately 36,000 access numbers as of June 30, 2004. Additionally, in the United States and Canada through IIJ America, we have roaming access through a toll-free number for areas where we don’t already have local POPs through roaming agreements or otherwise. We have also expanded our provision of Content Delivery Network Platform, (“IIJ CDN Platform”) on an OEM basis to major broadband service providers, such as Excite Japan.

Our Value-Added Services

     Although our primary service to our customers has been Internet-access, our customers are increasingly seeking additional network-related services. We provide our customers with a broad range of value-added services and products such as network security services, mail hosting services, and managed router services, which complement and enhance our Internet-access services and systems integration services. Generally, the service period is for one year and customers are billed monthly. We recognize revenues for these services on a straight-line basis during the service period. Any initial set-up fees received in connection with our value-added services are deferred and recognized over the contract period or estimated average period of estimated to customers.

     We believe that business customers will continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of value-added services to enhance productivity, reduce costs and improve service reliability.

     Our value-added services include:

•	Security solutions. As of March 31, 2004, we offered nine main security services that protect customers’ internal networks from unauthorized access and secure remote connections to internal networks: IIJ Security Standard, IIJ Security Premium, IIJ Security Lite, IIJ Security Scan Service, Network Intrusion Detection Service, IIJ Secure Remote Access, IIJ Web Gateway Service, IIJ URL Filtering Service and IIJ VPN Standard. We were the first ISP in Japan to provide firewall services, which we first offered in 1994.

IIJ Security Standard In October 1999, we began offering Security Standard Service pursuant to which we install and manage a round-the-clock operation of firewall systems. The initial setup fee ranges from ¥120,000 to ¥300,000, and the monthly fee ranges from ¥60,000 to ¥130,000 depending on a number of factors including the number of users, packet filtering performance and 3DES (VPN) (an encryption technology) performance. Since February 2001, a VPN option is available for this service with an initial cost of ¥20,000 and a monthly fee of ¥10,000 per computer.

IIJ Security Premium In July 2000, we began offering “IIJ Security Premium”, a high value-added firewall operation and management service based on Firewall-1, a product which we license from Check Point Software Technologies. The service combines of “Firewall Management Service” and “Firewall Rental Service” and both services should be contracted. For “Firewall Management Service”, the initial setup fee is ¥200,000 and the monthly fee ranges from ¥150,000 to ¥230,000, depending on the redundancy of firewall equipment. For “Firewall Rental Service”, the initial setup fee ranges from ¥200,000 to ¥300,000 and the monthly fee ranges from ¥67,000 to ¥161,000 depending on a number of factors including the number of users and packet filtering performance. The fees of “Firewall Rental Service” become doubled in case that the customer requires redundancy of the firewall equipment.

IIJ Security Lite In December 2002, we began offering “IIJ Security Lite”, an economical version of a managed firewall service with limited features of operation and maintenance targeting small- and medium-sized enterprises. The initial setup fee ranges from ¥30,000 to ¥50,000, and the monthly fee ranges from ¥25,000 to ¥35,800.

IIJ Security Scan Service In March 2002, we began IIJ Security Scan Service, a package of services targeting small- and medium-sized enterprises to identify security weaknesses in order to prevent illicit access from external networks and to avert virus infection of in-house servers. It is available in two forms: regular monthly scans and one-time spot checks. The form of service can be selected to meet the specific needs of the customer, such as checks for protocol and network configuration or for vulnerability to specific illegal network intrusion. The service was developed with NRI Secure Technologies, a Japanese security assessment and auditing solutions provider. For the regular monthly scan service, the initial charge is ¥5,000. The monthly charge for scanning is ¥25,000 for one IP address, and ¥24,000 will be added per one additional IP address. For the spot scan service, the basic charge for scanning one IP address is ¥30,000, and ¥29,000 will be added per one additional IP address.

Network Intrusion Detection Service In April 2001, we began Network Intrusion Detection Service, which offers around-the-clock, non-stop network monitoring and intrusion-detection capabilities, as well as packet information for analyzing detected illicit accesses. The initial cost for the service is ¥300,000, and the monthly fee starts from ¥300,000 and depends on the customer’s traffic volume.

IIJ Web Gateway Service IIJ Web Gateway Service is a service which provides a proxy function for accesses to websites from company’s internal network, and online detection and elimination of viruses and blocking access to inappropriate websites as options. We started the service in May 2003 and the service is provided based on the technology of Trend Micro and Network Appliance. The initial cost for the service starts from ¥300,000, and the monthly cost starts from ¥350,000 depending on the bandwidth of Internet connectivity from company’s internal network and an absence or addition of options.

IIJ URL Filtering Service IIJ URL Filtering Service is a service which blocks access to inappropriate websites by use of IIJ’s proxy server. The initial cost for the service is ¥30,000, and the monthly fee is ¥40,000 as a basic fee plus an additional fee depending on the number of users in the customer’s internal network.

IIJ VPN Standard IIJ VPN Standard is a service which provides Internet VPN connectivity among a company’s branch and remote offices based on encryption technology. IIJ rents encryption equipment at customer sites, configures the equipment for the customer and provides remote monitoring of the encrypted sessions. Initial cost for the service starts from ¥30,000, and monthly fees start from ¥6,900 depending on the equipment features.

IIJ Secure Remote Access IIJ Secure Remote Access is a packaged service combining the new IIJ Dial-up Advanced with ID Gateway, which controls remote access to in-house servers protected by firewalls. In addition to the 50 dial-up accounts covered by the base rate, the service will ensure a secure remote environment by controlling accessible servers and utilization protocols for each dial-up account. In May 2002, IIJ Secure Remote Access was upgraded by adding a remote VPN function. The upgrade enables remote users to transmit and receive data with encryption, offering a secure enterprise network environment with a greater variety of access, such as connections from overseas via local ISPs.

•	E-mail related solutions. As of March 31, 2004, we offered eight main e-mail related services enabling customers to outsource administrative tasks for e-mail server related functions: IIJ Post Office Service, IIJ Mail Box Service, IIJ Mail Gateway Service, Mail Operator Service,

Mass Mail Distribution Service, Mailing List Server Service, IIJmio Prime Mail Service and IIJmio Safety Mail Service.

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

IIJ Mail Gateway Service In November 2002, we renovated IIJ Mail Gateway to expand the service from large corporate customers to other corporate segments. The service has three options. The first one is virus protection to check the viruses on incoming and outgoing e-mails. The second one is audit to detect the keyword set in advance on the outgoing e-mails. The third one is a combination of the features above. The initial cost is ¥10,000, and the monthly fee ranges from ¥30,000 to ¥50,000 for the first 50 e-mail accounts and an additional fee per account after the first 50 e-mail accounts ranges from ¥300 to ¥650.

Mail Operator Service Mail Operator Service is an outsourcing service for e-mail distribution to large amount of e-mail addresses up to 9,000 addresses. The service enables users to manage the e-mail addresses to which e-mails are distributed with e-mail with commands or through the website. This service also provides a virus check function.

Mass Mail Distribution Service Mass Mail Distribution Service is an outsourcing service for e-mail distribution to so large amount of e-mail addresses that can not be covered by Mail Operator Service.

Mailing List Server Service Mailing List Server Service is an outsourcing service to provide mailing list function to include up to 9,000 e-mail addresses with a virus-check function.

IIJmio Prime Mail Service IIJmio Prime Mail Service is a deluxe e-mail account service for individuals, emphasizing security, stability and reliability. To achieve tighter security, we pioneered the use of POP/SMTP over SSL, together with SMTP authentication to ensure a higher level of encryption and authorization than currently available in general use. The service places no restrictions on the number of incoming mail items or on incoming mail size. It also offers e-mail backup storage for three months, along with forwarding functions, Authenticated Post Office Protocol (APOP) compatibility, and virus detection and elimination. The basic monthly charge for this service is ¥10,000. In June 2002, we introduced the SLA program to provide quality assurance for our subscribers. Under the SLA program, if the server is down for more than 15 minutes, we will give its subscribers a 10% credit against the amount invoiced for the following month’s services. The SLA covers only the availability of servers and not value-added functions such as virus elimination.

IIJmio Safety Mail Service IIJmio Safety Mail Service is a standard e-mail service with an anti-virus function for individual users launched in December 2001. The service employs the

InterScan VirusWall developed by Trend Micro Incorporated, and features POP/SMTP over SSL which provides secure e-mail transmission by encrypting the e-mail transmission between the users and our mail server, in addition to SMTP authentication, which ensures a higher level of encryption and authorization than what is currently available for general use. There is no initial charge and the monthly charge is ¥500.

•	Value-added hosting solutions. As of March 31, 2004, we offered four value-added hosting solutions that enable our customers to manage their web content: IIJ Web Standard, IIJ Download Site Service, IIJ Document Exchange Service and IIJmio Personal Domain Name Service.

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

•	Our Streaming Solutions. We provide Internet streaming services for live broadcasts over the Internet, as well as streaming server hosting services with our Streaming-On-Demand Channel.

•	Our Network Management Solutions (Omnibus). Omnibus, launched in February 2002, was developed specifically to enable corporate customers to integrate their various network systems by interconnecting them at our Internet data centers. The Omnibus service also integrates customers’ security systems, including firewalls and intrusion detective systems. The initial charge is ¥300,000 plus ¥50,000 for usage of a rack in the data center. Monthly charges depend on the number of ports to be used for the service and the space in the rack to be used, ranging from ¥180,000 (six ports) to ¥330,000 (12 ports) plus ¥25,000 per one unit of space in the rack.

•	Customer support and help desk solutions. We provide comprehensive customer support and help desk solutions that include network monitoring and trouble-shooting services. Most of our customer support services are provided as an integral part of other services we sell.

•	IIJ DNS Services. We offer domain name related services that consist of domain name administration services and domain name server outsourcing services. Domain names such as “.jp”, “.com”, “.net” and “.org” are available.

•	IIJmio Simple DNS Service. IIJmio Simple DNS Service is a service for individuals that provides domain name registration and DNS primary and secondary servers. By enabling customers to edit the DNS records for themselves, customers can build web and mail servers at customer sites more easily.

•	IIJ NetLightning. IIJ NetLightning is a service based on Netli, Inc.’s technology that improves web application performance. By utilizing this service, end users can make faster access to the customer website without any settings and customers can reduce the cost to place mirror sites.

•	IP Phone. We began IP Phone service for individual users of IIJ4U and IIJmio in May 2003, and for corporate users who are using IIJ’s Internet connectivity services through NTT FLET’S network in December 2003. The telephone service is provided via NTT FLET’S network and customers can make telephone calls with other users connected to NTT FLET’S network or legacy telephones by interconnection with Public Switched Telephone Network, the legacy telephone network.

•	IIJ SMF. IIJ SMF (SEIL Management Framework) is a service which provides remote configuration and monitoring features of SEIL/neu Series routers at customer remote sites from central management servers at IIJ and customer main office/data center. The technology is patent pending. When a customer at a remote site connects the router to the circuit, the router is automatically configured and connected to the network. If system integrators utilize this technology, they can reduce the configuration work and maintenance costs at the remote site.

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

     Our Internet data center facility services are co-location services which allow companies to house their servers and routers off-site on our premises. Our Internet data center facilities are leased from NTT Communications and CRC Solutions Corp. and are equipped with robust security systems, 24-hour-a-day non-stop power supplies and fire extinguishing systems, and have earthquake-resistant construction and high-speed Internet connectivity with IIJ backbones. We also offer basic monitoring and maintenance services for the equipment. This service enhances reliability because we provide 24-hours-a-day monitoring and have specialized maintenance personnel and facilities. The initial charge of our Internet data center facility service is ¥250,000, and the basic monthly charge for the service is ¥300,000 per rack. We offer management and monitoring services that we tailor in accordance with our customers’ requirements.

     We recognize revenues for these services on a monthly-billed basis during the service period. Any initial set-up fees received in connection with our value-added services are deferred and recognized over the contract period.

Our Systems Integration Services

     We offer systems integration services tailored to our customers’ requirements, which include consulting/project planning, systems design, construction of network systems and systems and operations outsourcing. Our systems integration services mainly focus on Internet business systems and Intranet and Extranet corporate information systems. We have built a strong record in various business fields, including the representative below:

     Examples of systems integration services are:

•	connecting over a handled branches or shops such as gas stations via Internet-VPN, transmission of data over Internet with an encryption feature,

•	“virtual campus” systems including both Internet connectivity and Intranet information services,

•	outsourcing of broadband Internet connectivity services and large-scale portal sites for PDA users,

•	online brokerage systems for securities firms,

•	outsourcing of websites for online business

•	outsourcing of large-scale e-mail servers,

•	systems for Internet CATV (Cable TV) infrastructure,

•	re-construction of overall corporate network systems suited to increased traffic data, and

•	consultation on corporate network security.

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

     In the operation phase, by utilizing data center facilities directly linked to our network, we provide a range of outsourcing services, which take maximum advantage of the Internet system, network operation and management know-how of the IIJ Group companies. Rather than simply looking after the customer’s content, we take care of the customer’s entire computing environment and provide round-the-clock operation and management services, as well as custom-designed monitoring systems. These outsourcing services enable customers to free themselves from the burden of operating the network systems, which demands professional operation and maintenance to ensure prompt and flexible responses to unexpected system problems.

     We also provide our customers with basic, easy-order systems integration services, which we refer to as IBPS, a service to provide network resources such as network equipment, data storage systems, network monitoring and systems operation management for monthly rental on demand that allows our customers to launch their internal network system in the securely and cost effectively.

Our Equipment Sales

     In addition to the Internet-access and value-added services and systems integration, we sell our originally developed network equipment, SEIL/neu Series, to connect to the Internet and provide other features.

     SEIL/neu Series. We started to sell our developed high-end routers SEIL/neu Series in October 2001 through sales agents. The series includes three types, SEIL/neu 128 for ISDN or 64 k/128 kbps leased line based Internet connection, SEIL/neu T1 for T1 leased line based Internet connection and SEIL/neu 2FE for broadband connection with NTT FLET’S ADSL or BFLET’S services. In November 2002, we added SEIL/ATM for ATM based Internet connectivity and in June 2003 added SEIL/TURBO with more throughput and enhanced VPN features. By combining SEIL/TURBO and other SEIL/neu Series routers, we are able to provide Internet-VPN solutions connecting corporate branches and remote offices of medium and small enterprises. In addition, we are providing rental services for these routers directly to customers.

     We also sell third party equipment to meet the one stop needs of our customers.

Network

     Our network is one of our most important assets. We have developed and operate a high-capacity network that has been designed to provide reliable, high-speed, high-quality Internet-access services.

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

Backbone

Leased lines

     Our network is anchored by our extensive Internet backbone in Japan and between Japan and the United States. As of June 30, 2004, we had a total capacity of 4.8 Gbps between Japan and the United States and 600 Mbps between Japan and China. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity.

     We lease high-capacity, high-speed digital transmission lines in Japan from various carriers. The table below shows our international backbone capacity and cost. Average total capacity is calculated by averaging the international capacity at the end of each month.

International Backbone Capacity and Cost

	For the fiscal year ended March 31,
	2000	2001	2002	2003	2004
Backbone cost (thousand yen)	5,660,277	5,548,527	2,469,002	1,644,170	829,120
Average total capacity (Mbps)	620.00	1,162.50	1,778.33	3,408.33	4,700.00
Average cost per 1 Mbps (thousand yen)	9,129	4,773	1,388	482	176

     In the United States, our network backbone connects to the following major interexchange (IX) points:

•	MAE West ATM in San Jose, California,

•	Equinix GigE Exchange in San Jose, California,

•	PAIX (Palo Alto Internet Exchange) in Palo Alto, California,

•	NYIIX (New York International Internet Exchange) in New York,

•	MAE East ATM in Ashburn, Virginia,

•	Equinix GigE Exchange in Ashburn, Virginia, and

•	LAIIX (Los Angeles International Internet eXchange) in Los Angeles.

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

Network upgrades

     We have placed a high priority on the continued upgrade of the capacity of our networks in order to maintain and improve quality. We first will enhance the quality of our domestic network and our network between Japan and the United States. We will also look to upgrade our network in the Asia-Pacific region as opportunities arise.

Network equipment

     We use advanced equipment in our network. Our primary routers in our network are Cisco routers. The size of our routers varies depending on the number of customers and volume of traffic served by our POPs. At each POP we connect our dedicated line and dial-up access routers to Cisco backbone routers which then transmit and receive information throughout our network. We primarily lease our network equipment under capital lease arrangements.

POPs

     Points of Presence, or POPs, are the main points at which our customers connect to our backbone. We provide Internet-access from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of June 30, 2004, we had 27 primary POPs which allow for dedicated access and include the main Internet backbone routers that form our network. As of the same date, we also had 18 POPs for dial-up access. The number of POPs for dial-up access include one POP that can be accessed from anywhere in Japan with the minimum local telephone charge. We have introduced this POP in March 2004 to increase customer’s ease of usage of our Internet connectivity services.

     Many of our POPs are located in, or in close physical proximity to, “carrier hotels”. Carrier hotels are facilities where we and other major carriers and ISPs have POPs. These are mainly located at facilities of various carriers in Japan like NTT Communications, KDDI and Japan Telecom. We lease the physical space from these carriers or use such space under other arrangements with terms ranging from one to two years and which can usually be terminated by either party on three to six months’ notice. We maintain our routers and other networking equipment at these POPs. The actual location of our POPs in, or in close proximity to, the same buildings in which the switches and routers of these carriers and ISPs are located offers us the ability to quickly and easily interconnect our equipment with theirs.

Internet Data Centers

     We operate at eleven Internet data centers nationwide in Tokyo, Osaka, Sapporo, Sendai, Kawaguchi, Yokohama, Nagoya, Kyoto, Fukuoka and second data centers in Tokyo and in Yokohama which we use to offer our value-added data center services. These data centers are specifically designed for application hosting, co-location services and high capacity access to our networks. All of these data centers are leased from NTT Communications and CRC Solutions Corp.

     These data centers have 24-hours-a-day, seven-days-a-week operations and security and are equipped with uninterruptible power supplies and backup generators, anti-seismic damage precautions, fire suppression equipment and other features to optimize our ability to offer high-quality services through these data centers.

     In addition, we have invested in data center development outside Japan. We have entered into the “i-Heart” joint venture with Samsung Corp., which operates in Korea with a total investment by us of ¥89 million in May 2000.

Network operations center and technical and customer support

     Our network operations center, or NOC, in Tokyo operates 24 hours a day and seven days a week. From our NOC, we monitor the status of our network, the traffic on the network, the network equipment and components and many other aspects of our network including our customers’ dedicated access lines leased from carriers. From our NOC, we monitor our networks to ensure that we meet our commitments under our Service Level Agreements.

Our Group Companies

     We offer our services directly and together with our group companies. Our group companies work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and market our services and products together as a group. However, our group companies specialize in different aspects of the Internet and networking. Our customers’ main point of contact is IIJ itself. We then draw upon the resources and specialization of the group companies to offer total Internet solutions.

     The table below sets out our group companies, including our subsidiaries and principal equity method investees and our ownership of each of them as of June 30, 2004:

Proportion of ownership
Company Name	and voting interest
IIJ Technology	67.9%
IIJ Media Communications	60.1%
IIJ America*	97.2%
Net Care	52.5%
Asia Internet Holding	26.7%
Internet Multifeed*	28.6%
atom	40.0%

(*)	Includes our indirect investment to our subsidiaries and principal equity method investees.

IIJ Technology Inc.

     IIJ Technology Inc. is an important element in our providing total Internet solutions to our customers. IIJ Technology Inc. is incorporated under the laws of Japan. IIJ Technology provides comprehensive network systems integration and consulting services, focusing on design, operation, and consulting for corporate networks (LANs, enterprise networks, Intranets) and their security systems. IIJ Technology assists customers in creating private IP networks, such as Intranets or virtual private networks, that securely isolate internal network traffic from public Internet traffic and provide each site on the private IP network access to other sites as well as to the Internet. IIJ Technology can integrate an organization’s multiple sites in different locations in Japan.

     On April 27, 2004, IIJ Technology completed a private placement of 10,000 shares of common stock to us and other shareholders for an approximate aggregate amount of ¥1,000 million. We accepted ¥850 million of the total amount. On June 30, 2004, 430 shares of 8,500 shares that we accepted were transferred to an employee stock holding association of IIJ Technology. As a result of those transactions, our shareholding in IIJ Technology became 67.9%.

     IIJ Technology had sales of approximately ¥12,964 million for the fiscal year ended March 31, 2004. As of March 31, 2004, IIJ Technology had 163 full-time employees, and 28 were seconded from us.

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

     IIJ Media Communications also provides total support for customers’ content and systems, particularly those customers who engage in e-commerce related activities. IIJ Media Communications provides consultation, planning, configuration (including selection of hardware and choices of applications), content production and ongoing support for its customers. Other basic media services offered by IIJ Media Communications include information management services related to the Internet. IIJ Media Communications also offers servers to manage mailing lists and provide simultaneous distribution services.

     As of June 30, 2004, we own 60.1% of IIJ Media Communications.

     IIJ Media Communications had sales of approximately ¥843 million for the fiscal year ended March 31, 2004. As of March 31, 2004, IIJ Media Communications had 33 full-time employees, 33 of whom were seconded from us.

Net Care, Inc.

     Net Care Inc. provides a broad array of support services, from monitoring and troubleshooting to network operations and an end-user help desk. Net Care, Inc. is incorporated under the laws of Japan.

     As of June 30, 2004, we own 52.5% of Net Care.

     Net Care had sales of approximately ¥2,066 million for the fiscal year ended March 31, 2004. As of March 31, 2004, Net Care had 224 employees, and 12 were seconded from us.

IIJ America Inc.

     IIJ America Inc. is a U.S.-based Internet-access provider, catering mostly to U.S.-based operations of Japanese companies. IIJ America is incorporated under the laws of the state of California.

     As of June 30, 2004, we own 91.3% of IIJ America and IIJ Technology own 8.7%.

     IIJ America had revenues of $10,399 thousand for the fiscal year ended December 31, 2003. As of March 31, 2004, IIJ America had 13 employees, 5 of whom were seconded from us.

Asia Internet Holding Co., Ltd.

     Asia Internet Holding Co., Ltd. was created to own and manage the A-Bone, which is a high-speed Internet backbone network that connects countries in the Asia-Pacific region to a common network infrastructure. Asia Internet Holding is incorporated under the laws of Japan.

     Currently, the A-Bone ties into networks in Japan and several regions including China, Hong Kong and South Korea. Asia Internet Holding has network operations centers in each of these countries. The A-Bone also connects to the United States through our network. The primary customers of Asia Internet Holding are telecom carriers and ISPs throughout Asia including Japan.

     As of June 30, 2004, we own 26.7% of Asia Internet Holding. We operate and manage the A-Bone pursuant to an agreement with Asia Internet Holding. The amount of payment from Asia Internet Holding to IIJ for the operation and management is ¥6 million per month, with the renewed agreement dated July 1, 2004.

     Asia Internet Holding had sales of approximately ¥1,354 million for the fiscal year ended March 31, 2004. As of March 31, 2004, Asia Internet Holding had 13 employees, 2 of whom were seconded from us and three of whom worked part time.

Internet Multifeed Co.

     Internet Multifeed Co. provides the location and facilities for directly connecting high-speed Internet backbones with content servers to make distribution on the Internet more efficient. Internet Multifeed is incorporated under the laws of Japan. We developed their technology jointly with NTT Group. Internet

Multifeed launched new IX (Internet eXchange — where major ISPs exchange network traffic) services named JPNAP in Tokyo in May 2001 and expanded the service to Osaka in December 2001.

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

     As of June 30, 2004, we own 26% of Internet Multifeed and IIJ Technology and IIJ Media Communications each own 2%. Internet Multifeed had sales of approximately ¥1,746 million for the fiscal year ended March 31, 2004. As of March 2004, Internet Multifeed had 19 full-time employees, and four employees were seconded from us.

atom Co., Ltd.

     atom Co., Ltd., which is incorporated under the laws of Japan, is primarily a web page design company that aims to define new forms of design work using digital technology in all network-based aspects of design from content production to graphic design.

     As of June 30, 2004, we own 40% of atom, which had sales of approximately ¥672 million for the fiscal year ended March 31, 2004. As of March 31, 2004, atom had 61 employees, one of whom was seconded from us.

Capital Expenditures

     The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three years.

	For the fiscal year ended March 31,
	2002	2003	2004
	(millions of yen)
Capital expenditures, including acquisition of assets by entering into capital leases	¥3,773	¥4,893	¥3,523

     Our future capital expenditures are difficult to predict given the rapid changes and uncertainties in our business. Most of our capital expenditures relate to the expansion and improvement of our existing network, including the leasing of lines that form our network backbone and the installation of the routers and servers necessary to offer services on our network. Our current plans call for us to make capital expenditures, including acquisition of assets by entering into capital leases, of approximately ¥3.0 to ¥5.0 billion in each of the next few years to increase the access to our networks to maintain the current network quality. In addition, we will continue to add equipment to our network as we expand the capacity of our network.

     We have not made any material divestitures in the current or past three fiscal years, except the loss on disposal of property and equipment of ¥112 million in March 2003 that was primarily due to our move to new headquarters.

Seasonality

     See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues including related equipment sales revenues — Seasonality.”

Sales and Marketing

     Our sales headquarters are in Tokyo. We also have branches in Osaka, Nagoya, Sapporo, Sendai, Toyota, Toyama, Hiroshima, Fukuoka and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2004, we had approximately 210 people working in sales and marketing.

     We organize our sales personnel into seven distinct, separate divisions: five Sales Divisions, New Business Development Division and Marketing Division.

     Sales Divisions consists the five following Divisions:

•	Three of Divisions focus on our total network solutions and work with large corporate clients, including telecommunications carriers and ISPs, financial institutions, manufacturing, government institutions, universities and other schools, or focus on expansion of sales agents for IIJ services and network equipment. In order to provide total network solutions, personnel in our sales divisions work closely with other IIJ Group companies such as IIJ Technology as well as with other important service providers.

•	One of Divisions focuses on total network solutions and works with governmental institutions.

•	One of Divisions focuses on sales outside of Tokyo.

     Our New Business Development Division focuses on new business development or partnerships with other service providers. Our Marketing Division has two sections: Strategic Sales and Promotion & Research. Strategic Sales is responsible for the planning and management on the sales figures, processes and other information. Promotion & Research promotes marketing communications through advertisement activities as well as organizes conferences and seminars given for targeted customers in order to enhance awareness of our total network solutions.

Customers

     We have approximately 6,000 business and other institutional customers and approximately 696,000 individual subscribers, which includes individuals through OEM services, as of March 31, 2004. Our main customers continue to be major corporations including ISPs. We were awarded the “best service provider” title in a major annual survey conducted by Nikkei Communications, a leading telecom industry trade magazine, for two consecutive years of 2001 and 2002 (The survey was not conducted in 2003). According to the survey in 2002, which included responses from 856 Japanese companies, we were ranked number one in qualifying categories of broadband services, dedicated access services and dial-up access services.

Research and Development

     We have always focused on advancing the use of networking technologies, including the Internet in Japan. Many of our engineers regularly participate in industry organizations and government-sponsored research projects such as researching new Internet protocol standards, namely Internet Protocol Version 6 (IPv6). These engineers have continued to develop innovative services, applications and products, many of which have set the standard for the Internet industry in Japan. In addition to our efforts to develop innovative services, we have engaged in the research and development of new basic technology by establishing IIJ Research Laboratory since 1998.

     Our research and development expenses averaged less than 1.0% of total revenues for the past two consecutive years. For the fiscal years ended March 31, 2004, 2003 and 2002, our research and development expenses were ¥358 million, ¥414 million and ¥319 million, respectively, most of which was personnel expense. The level of research and development expenditures is low in relation to our total costs primarily because we do not engage in extensive research and development of new technologies and products that require large investments. Rather, as noted above and as set forth in more detail below, we are intensively engaged in daily research and development activities. We focus on monitoring the developments in the industry and in developing new and innovative services and applications by using and modifying existing technologies and products.

     As of March 31, 2004, we had approximately 54 people working in our research and development organization, including the staff in IIJ Research Laboratory, all of whom also have additional responsibilities in the Business Development Department and the Development Department. Our research and development staff works very closely with our sales and marketing personnel and technical engineers to ensure that our research and development efforts are closely aligned with the demands of our customers.

Research and Development Organization

     We have organized our research and development staff to promptly and effectively address the rapidly changing technological environment in the Internet. Research and development on practical applications of new and developing technologies is the responsibility of the IIJ Research Laboratory, the Development Department and the Product Development Division in Business Development Department.

     IIJ Research Laboratory. We established the IIJ Research Laboratory in April 1998 to engage in the research and development of new basic network technologies. Through the IIJ Research Laboratory, we are participating in various research and development activities in cooperation with organizations from the private and academic sectors to promote the deployment and implementation of IPv6. The output of the joint undertaking with WIDE project is distributed freely in order to promote the introduction of IPv6 on a worldwide scale. IPv6 is designed to solve problems inherent in the current version of IP, which is IPv4, such as IP address space depletion. In addition, IPv6 is expected to provide new network features such as ubiquitous networking.

     Development Department. As of March 31, 2004, the Development Department comprised the following divisions:

•	Network Engineering Division, which designs network infrastructures including Internet data centers and software development aimed at enhancing network monitoring and traffic management; and

•	System Design and Development Division, which develops network security technology and applications such as firewalls, and manages technology implementation for various new services.

     Product Development Division. The Product Development Division designs network-related products, such as network monitoring devices and routers.

     In April 2004, we reorganized the Development Department and the Business Development Department into the Technology Department, aiming to establish a more efficient service development structure.

Research and Development Strategy

     Our primary research and development objective is to continue to develop innovative services, applications and products that will meet the current and future demands of our customers and that will continue to be at the forefront of the Internet industry in Japan. In furtherance of this objective, our research and development efforts currently are focused on a variety of projects, including:

•	continued improvement of our SEIL router and SEIL Management Framework, systems which we developed specifically to be integrated into IIJ’s network-related services;

•	research relating to the methodology of configuration of routers and other servers;

•	research relating to behavior of Internet routing systems;

•	software development for management of border gateway protocol, or BGP, which is protocol that allows routers to exchange routing information on the TCP/IP network;

•	research for Internet traffic monitoring and management;

•	development of software and evaluation of hardware relating to improving the operations of routers located on our customers’ premises; and

•	research and development of IPsec, which is a secure version of IP that provides secure communication channels over the Internet.

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

Licenses

     We have acquired a license from Check Point Software Technologies that allows us to provide managed firewall services for high-end users using Check Point’s Firewall-1 and Provider-1 products. Since June 1999, we are also a licensee under an agreement with WatchGuard Technologies, Inc. for the right to use WatchGuard’s managed firewall service products that provide the ability to manage, update and configure firewalls remotely. We have acquired a license from Trend Micro Incorporated that will allow us to add the option of virus scanning to our e-mail hosting and e-mail services. We are also a licensee under an agreement with RSA Security Inc. that enables us to provide advanced secure remote access service to our customers. Additionally, we are a licensee under an agreement with NRI Secure Technologies, Ltd. which enables us to provide service to investigate and identify any security problems in our customers’ networks.

Trademarks

     We have applied for trademark registrations of our corporate name, “Internet Initiative Japan Inc.” and certain other corporate and product names in Japan, the United States and certain European countries. As of June 30, 2004, there were no applications pending and 28 which have been granted.

Legal Proceedings

     We are involved in normal claims and other legal proceedings in the ordinary course of business. Except as noted below, we are not involved in any litigation or other legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on us or our operations.

     In December 2001, a class action complaint alleging violations of the federal securities laws was filed against us in the United States District Court for the Southern District of New York, naming as defendants IIJ; Koichi Suzuki, our President, Chief Executive Officer and Representative Director; Yasuhiro Nishi, our former Director, Chief Financial Officer and Chief Accounting Officer; and the Goldman Sachs Group Inc. and Morgan Stanley Dean Witter, Inc., both of which served as underwriters of our initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998, and all such actions have been included in a single coordinated proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002. The amended complaint alleges, among other things, that the underwriters of our initial public offering (i) entered into certain alleged compensation arrangements with the underwriters’ clients, such as undisclosed commissions or tie-in agreements to purchase stock in the after-market, and (ii) engaged in manipulative practices to artificially inflate the price of our stock in the after-market subsequent to the initial public offering. The IIJ defendants are named in the amended complaint pursuant to Sections 11 and 15 of the Securities Act of 1933, as amended, and Sections 10(b) and 20(a), and Rule 10b-5 of the Securities Exchange Act of 1934, as amended, on the basis of an alleged failure to disclose the underwriters’ alleged misconduct. The complaint seeks unspecified damages. On July 15, 2002, we joined in an ‘omnibus’ motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. In June 2003, we approved a settlement with the plaintiffs in this matter. In June 2004, we along with the plaintiffs, the insurers, and virtually all of the other solvent issuer companies in the coordinate cases, executed an agreement of settlement, which has been submitted to the United States District Court for the Southern District of New York for preliminary approval. The settlement releases us and the individual defendants for liability for the conduct alleged in the action. Under the settlement, we agreed to assign away, not assert, or release certain potential claims we may have against our underwriters. As to financial impact on us, the settlement provides that the class members will be guaranteed $1 billion dollars in recoveries by the insurers of the issuers. In addition to IIJ’s portion of the proposed settlement, some of the continuing legal expenses incurred in connection with the partial settlement would be borne by our insurer based on the settlement agreement and an individual agreement between us and our insurer. Consequently, we believe that there will be no significant financial impact on us as a result of this matter.

Regulation of the Telecommunications Industry in Japan

     The MPHPT regulates the Japanese telecommunications industry. Carriers, including us, are regulated by the MPHPT primarily under the Telecommunications Business Law.

The Telecommunications Business Law

     The Telecommunications Business Law was considerably amended in July 2003. The amendments to the Telecommunications Business Law, which came into force on April 1, 2004, include, among other things:

•	the elimination of the classification of Type I Carriers and Type II Carriers;

•	deregulation of regulations on charges and terms and conditions for providing services by Carriers; and

•	the introduction of certain terminal-equipment-supplier’s declaration system regarding technical standard conformity.

     The Prior Telecommunications Business Law stipulated that the Carriers shall be classified as either Type I Carrier or Type II Carrier, and imposed regulations in accordance with such classification of Carriers. Prior Type I Carriers, such as NTT East, NTT West, provided telecommunications services by establishing their own telecommunications circuit facilities. Prior Type II Carriers, including us, engaged in the businesses of telecommunications circuit resale and the provision of Internet services by using the telecommunications facilities of Type I Carriers.

     However, from the viewpoint of encouraging telecommunications carriers to carry out diverse business, etc, the Telecommunications Business Law was amended so as to abolish the classification of Type I Carriers and Type II Carriers, and thereupon the rules pertaining to services (i.e., start-up, abolition, charges and tariffs, etc.) were deregulated in principle while establishing rules to protect the users, and the rules pertaining to infrastructure were reviewed as necessary while maintaining the basic framework stipulated under the prior Telecommunications Business Law. For example, (i)the approval system for business entries and withdrawals was replaced by a registration/notification system, (ii)regulations pertaining to service offerings, tariff setting and interconnection between carriers were liberalized, (iii)regulations to protect service users such as announcement of withdrawal, explanation of important matters on services and swift processing of complaints were introduced, and (iv)an authorization system allowing priority usage of public utilities conducive to facilitation of circuit facilities deployment was introduced.

     The following table summarizes changes by the amendment above in some of the major regulatory requirements applicable to telecommunications carriers:

(Before Amendment)

	Type I Carriers	Type II Carriers
		Special Type II	General Type II
Start-up of services	Permission from MPHPT required	Registration with MPHPT required	Notification to MPHPT required
Rates and charges	Notification* to MPHPT required	Notification to MPHPT required	Unregulated
Share acquisition by foreign investors	Unregulated**	Unregulated	Unregulated

*	Type I Carriers which operate Category I Designated Telecommunications Facilities are required to receive MPHPT approval for their Interconnection charges.

**	Prior notification is required under the Foreign Exchange and Foreign Trade Law. This is not applicable to purchasers of ADSs. A one-third foreign ownership restriction is applicable only to NTT (which was changed from a 20% foreign ownership restriction on November 30, 2001).

(After Amendment)

Telecommunications Carriers
	Registration required	Registration exempted
Start-up of services	Registration with MPHPT required*	Notification to MPHPT required****
Rates and charges	Notification to MPHPT required**	Unregulated
Share acquisition by foreign investors	Unregulated***	Unregulated

     Before the amendments to the Telecommunications Business Law, we were classified as a Special Type II Carrier. After the amendments, we are deemed by the effect of Supplementary Provisions to the amended Telecommunications Business Law to have filed the notification to MPHPT under the amended Telecommunications Business Law. In practice, we filed an actual notification to MPHPT in April 2004 according to the request of MPHPT.

*	Applicable to telecommunications carriers which install certain large scale circuit facilities unless an exemption applies as designated by the applicable ministerial ordinance of MPHPT from the viewpoint of the scale of the telecommunications circuit facilities and the scope of areas where such telecommunications circuit facilities are installed.

**	Applicable to universal services and services which have the control power over the market provided by the telecommunications carriers which install what is called the “bottle-neck facilities”.

Telecommunications carriers which operate Category I Designated Telecommunications Facilities are required to receive MPHPT approval for their Interconnection terms and charges.

***	Prior notification is required under the Foreign Exchange and Foreign Trade Law for acquisition of shares of telecommunications carriers to which registration for start-up services is applicable. This is not applicable to purchasers of ADSs. A one-third foreign ownership restriction is applicable only to NTT.

****	Currently, carriers which meet the following two requirements established by the ministerial ordinance of MPHPT are exempted from registration with MPHPT: (i) areas of installation of terminal-related transmission facilities are limited to only within a single municipal (city, town or village) and (ii) areas of installation of relay-related transmission facilities are limited to only within a single prefecture.

Regulations of telecommunications carriers

     The following regulations apply to telecommunications carriers defined in the Telecommunication Business Law.

     Start-up of Services

•	Carriers with registration

Registration with the MPHPT required for telecommunications carriers which exceed criteria established by MPHPT’s ordinance in relation to the scale of the telecommunications circuit facilities and the scope of areas where such telecommunications circuit facilities are installed.

•	Other Carriers

Notification to the MPHPT required for telecommunications carriers other than the above. We do business under this category.

     Charges and Tariffs

•	Unregulated, in general. The requirement that standard terms and conditions be applied equally to all users was repealed.

•	Prior notification to the MPHPT required for Basic Telecommunications Services (universal services such as basic fee, local call and emergency telecommunication service) and Designated Telecommunications Services (i.e., services which have the controlling power over the market provided by the telecommunications carriers which install what is called the “bottle-neck facilities”). Among the Designated Telecommunications Services, the telecommunications services to be specified by MPHPT at least once a year will be subject to price cap regulations, under which carriers will be required to obtain approval from the MPHPT if a proposed change of charge exceeds the price cap. Providing these telecommunications services other than pursuant to the terms and conditions notified to the MPHPT is prohibited, unless minor exceptions apply.

     Articles of Interconnection Agreements

•	Unregulated, in general.

•	Approval from the MPHPT required for Category I Designated Telecommunications Facilities.

•	Prior notification to the MPHPT required for Category II Designated Telecommunications Facilities.

     Telecommunications Facilities of Carriers.

•	A telecommunications carrier that owns telecommunications circuit facilities must maintain its telecommunications facilities (except telecommunications facilities stipulated in MPHPT’s ordinances as those having a minor influence on the users’ benefit in the cases of damage or failure thereof) in conformity with the technical standards provided in the applicable MPHPT’s ordinances. Such Carriers shall confirm itself that said telecommunications facilities are in compliance with such technical standards specified in the applicable MPHPT’s ordinances.

•	A telecommunications carrier that provides Basic Telecommunications Services, must maintain their telecommunications facilities for provision of their Basic Telecommunications Services in conformity with the technical standards provided in the applicable MPHPT’s ordinances.

•	Telecommunications Carriers that own telecommunications circuit facilities or provide Basic Telecommunications Services must establish their own administrative rules in accordance with MPHPT’s ordinances in order to secure the reliable and stable provision of telecommunications services. These administrative rules must regulate the operation and manipulation of telecommunications facilities and the safeguarding, inspecting and testing regarding the construction, maintenance and administration of telecommunications facilities, etc. as provided for by the ministerial ordinance of MPHPT. Such administrative rules must be submitted to the MPHPT prior to the commencement of operations, and changes must be submitted to the MPHPT after they are implemented without delay.

     Order to Improve Business Activities

•	The Minister for MPHPT may, if it is deemed that business activities of a telecommunications carrier falls under the inappropriate items set forth in the Telecommunications Business Law,

insofar as necessary to ensure the users’ benefit or the public interest, order said telecommunications carrier to take actions to improve operations methods or other measures.

     Right of Way Privilege for Authorized Carriers

•	Authorization on the entire or a part of a carrier’s telecommunications business by MPHPT for the privileged use of land or other public utilities for circuit facilities deployment is required. Right of Way privilege is available to carriers irrespective of registration.

     Merger, Business Transfer or Divestiture of Carriers

•	Post facto notification to MPHPT without delay is required.

     Business Suspension, Abolition or Dissolution of Carriers

•	Post facto notification to MPHPT without delay is required. Prior announcement of withdrawals to service users is required in accordance with MPHPT’s ordinance.

     Foreign Capital Participation

•	Unregulated. Prior notification is required under the Foreign Exchange and Foreign Trade Law for acquisition of shares of telecommunications carriers to which registration for start-up services is applicable. This is not applicable to purchasers of ADSs. The one-third foreign ownership restriction is applicable only to NTT.

C.	Organizational Structure.

     The information required by this item is in “ — Our Group Companies” above.

D.	Property, Plants and Equipment.

     The information required by this item is in “ — Network”, “ — Backbone”, “ — POPs”, and “ — Internet Data Centers” above.

Item 5. Operating and Financial Review and Prospects.

A.	Operating Results.

     You should read the following discussion of our financial condition and results of operations together with Item 3.A. of this annual report on Form 20-F and our consolidated financial statements and the notes to those financial statements beginning on page F-1 of this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors including but not limited to those in Item 3.D. of this annual report on Form 20-F.

Overview

     We are a leading provider of a comprehensive range of Internet-access services and network solution services in Japan. We were founded in December 1992 and began offering Internet-access services commercially in July 1993. We were one of the first commercial ISPs in Japan.

     Our primary sources of revenues are connectivity services, comprised of dedicated Internet-access services and dial-up Internet-access services, systems integration services, equipment sales as part of our provision of total network solutions and other value-added services such as Internet data center services, security services, and mail server outsourcing services. Substantially all of our revenues are from our customers in Japan.

     We also provide various applications services and systems operation and maintenance services, such as systems development and integration for business-to-business and business-to-consumer networks, outsourcing projects, Web design, content development and distribution, network monitoring and call center support. We are the main point of contact for customers for these various services.

     We categorize our Internet-access services revenues into dedicated access services and dial-up access services; however, there is no reasonable means to, and accordingly we do not, allocate the leasing fees for leased lines, other than customers’ local access lines, and the lease payments, depreciation and other charges for network equipment to each such category of our Internet-access service revenues.

     Revenues were ¥39.9 billion, ¥44.0 billion and ¥38.8 billion for the fiscal years ended March 31, 2002, 2003 and 2004, respectively. In recent years, revenues from connectivity and value-added services have been stable overall, but revenues can fluctuate significantly based on the results of the systems integration business and equipment sales. The decrease in revenues for the year ended March 31, 2004 as compared to the previous fiscal year largely reflects the decline in systems integration service and equipment sales revenues in the first half of the fiscal year ended March 2004, which were adversely affected by weak corporate investment in Japan and influence of Crosswave’s commencement of corporate reorganization proceedings in that period, though revenue has increased, especially in the systems integration business, in the second half of the fiscal year ended March 2004. Systems integration revenues are typically stronger in the second half of the fiscal year.

     Operating losses in the fiscal year ended March 2004 was ¥1.4 billion, an improvement from an operating loss of ¥1.7 billion in the fiscal year ended March 2003. As a result of the increase in revenue in the systems integration business and the decrease in total costs and expenses, operating income for the fiscal year ended March 31, 2002 was ¥54 million. Operating income has started to show signs of improvement in the second half of the fiscal year ended March 31, 2004. We had unaudited operating loss of ¥12.1 billion for the first quarter and ¥0.8 billion for the second quarter and unaudited operating income of ¥0.2 billion for the third quarter and ¥0.3 billion for the fourth quarter of the fiscal year ended March 31, 2004. Positive operating income in the third quarter and the fourth quarter were not sufficient to cover the first half of the fiscal year’s operating loss.

     Net loss in the fiscal year ended March 2004 was ¥105 million, a significant improvement from ¥16,477 million in the fiscal year ended March 2003, and ¥7.4 billion for the year ended March 31, 2002 when net loss was negatively impacted by losses associated with our investment in Crosswave. In addition to the improvement in operating income for the second half of the year ended March 31, 2004, the improvement reflected a special gain from the sale of an equity investment and income tax benefits associated with increased unrealized gains from certain available-for-sale securities.

     On June 26 and September 16, 2003, we completed private placements of a total of 15,880 shares of our common stock to investors in Japan for an aggregate amount of ¥13.3 billion for working capital and repayment of our outstanding 1.75% convertible notes due on March 31, 2005. As a result of these transactions, the total number of our issued shares of common stock increased to 38,360 and NTT Group shareholding increased to 31.6%. We plan to redeem or repurchase the remaining ¥11.1 billion of 1.75% convertible notes due on March 31, 2005 using our cash and cash equivalent as well as available-for-sale securities.

     In order to provide our customers with total network solutions, we provide our services directly or by working together with the subsidiaries and affiliates of the IIJ Group. We refer to our subsidiaries and certain affiliates as our group companies, and we have invested heavily in and exercise significant influence over these companies. We have consolidated four of our group companies — IIJ Technology, IIJ Media Communications, IIJ America and Net Care. We account for our non-consolidated group companies by the equity method.

     We accounted for Crosswave under the equity method for the fiscal years ended March 31, 2002 and 2003. As a result of Crosswave’s financial condition, we recognized an impairment loss for the full value of our investment in Crosswave at March 31, 2003. As a result of Crosswave’s commencement of corporate reorganization proceedings in August 2003, we wrote off ¥1.7 billion of outstanding loans extended to Crosswave and ¥0.4 billion of accounts receivable owed to us by Crosswave in the fiscal year ended March 31, 2004 and no longer account for Crosswave under the equity method. For the fiscal year ended March 31, 2003, we have written off our equity method investment as well as a ¥5.0 billion security deposit advanced to four Japanese commercial banks on behalf of Crosswave in connection with financing provided by these banks to Crosswave. In December 2003, Crosswave transferred its business operations to NTT Communications.

     For a discussion of factors affecting our future financial results, see “Item. 5.D. Trend Information”.

     Results of Operations

     As an aid to understanding our operating results, the following tables show items from our statement of operations for the periods indicated in millions of yen amounts (or thousands of U.S. dollars) and as a percentage of total revenues.

	Fiscal year ended March 31,
	2002		2003		2004
	(millions of yen except for percentage data)						(Thousands
							of U.S.
							dollars)
REVENUES:
Connectivity and value-added services revenues:
Dedicated access:
IP Service including Data Center Connectivity Services	¥10,326	25.9%	¥10,298	23.4%	¥9,927	25.6%	$95,289
Others (including IIJ FiberAccess/F, IIJ Ethernet Standard, IIJ DSL/F, IIJ T1 Standard, IIJ Economy)	3,977	9.9	3,517	8.0	2,935	7.6	28,172

Total dedicated access	14,303	35.8	13,815	31.4	12,862	33.2	123,461
Dial-up access	3,644	9.1	3,155	7.2	3,088	8.0	29,646
Value-added:
Data Center facility and operation services	1,448	3.6	1,442	3.3	1,405	3.6	13,484
Other	1,652	4.2	2,161	4.9	2,891	7.5	27,754

Total value-added	3,100	7.8	3,603	8.2	4,296	11.1	41,238
Other	1,668	4.2	1,726	3.9	2,118	5.4	20,328

Total connectivity and value-added services	22,715	56.9	22,299	50.7	22,364	57.7	214,673
Systems integration, including related equipment sales	14,356	36.0	15,013	34.1	11,848	30.5	113,723
Equipment sales	2,834	7.1	6,706	15.2	4,567	11.8	43,839

Total revenues	39,905	100.0	44,018	100.0	38,779	100.0	372,235
COST AND EXPENSES:
Cost of connectivity and value-added services:
International backbone cost	2,469	6.2	1,644	3.7	829	2.1	7,959
Domestic backbone cost	3,187	8.0	3,591	8.2	3,891	10.0	37,344
Local access line cost	3,872	9.7	3,862	8.8	3,500	9.0	33,600
Other connectivity cost	1,375	3.4	1,532	3.5	1,422	3.7	13,648
Depreciation and amortization	2,474	6.2	2,957	6.7	3,135	8.1	30,095
Other	6,423	16.1	6,801	15.4	7,270	18.8	69,785

Total cost of connectivity and value-added services	19,800	49.6	20,387	46.3	20,047	51.7	192,431
Cost of systems integration, including related equipment sales:
Cost of equipment sales related to systems integration	3,303	8.3	3,377	7.7	1,546	4.0	14,837
Other	9,011	22.6	9,713	22.0	8,306	21.4	79,727

Total cost of systems integration	12,314	30.9	13,090	29.7	9,852	25.4	94,564
Cost of equipment sales	2,540	6.4	6,417	14.6	4,346	11.2	41,719

Total cost of revenues	34,654	86.9	39,894	90.6	34,245	88.3	328,714
Sales and marketing	3,038	7.6	3,176	7.2	3,528	9.1	33,859
General and administrative	1,840	4.6	2,205	5.0	2,098	5.4	20,143
Research and development	319	0.8	414	1.0	358	0.9	3,436

Total cost and expenses	39,851	99.9	45,689	103.8	40,229	103.7	386,152

OPERATING INCOME (LOSS)	54	0.1	(1,671)	(3.8)	(1,450)	(3.7)	(13,917)

	Fiscal year ended March 31,
	2002		2003		2004
	(millions of yen except for percentage data)						(Thousands
							of U.S.
							dollars)
OTHER INCOME (EXPENSES):
Interest income	¥122	0.3%	¥68	0.1%	¥38	0.1%	$360
Interest expense	(659)	(1.6)	(733)	(1.7)	(702)	(1.9)	(6,739)
Foreign exchange gains (losses)	255	0.6	(280)	(0.6)	(7)	(0.0)	(62)
Other — net	(661)	(1.6)	(324)	(0.7)	1,653	4.3	15,869

Other income (expenses) — net	(943)	(2.3)	(1,269)	(2.9)	982	2.5	9,428
LOSS FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT)	(889)	(2.2)	(2,940)	(6.7)	(468)	(1.2)	(4,489)

INCOME TAX EXPENSE (BENEFIT)	1,099	2.8	912	2.1	(2,133)	(5.5)	(20,474)
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	24	0.1	153	0.4	236	0.6	2,264
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES:(1)(2)
Equity method net loss	(5,482)	(13.8)	(5,625)	(12.8)	(286)	(0.8)	(2,748)
Impairment loss on investment, advance and deposits for Crosswave	—	—	(7,153)	(16.2)	(1,720)	(4.4)	(16,510)

Total equity in net loss of equity method investees	(5,482)	(13.8)	(12,778)	(29.0)	(2,006)	(5.2)	(19,258)

NET LOSS	¥(7,446)	(18.7)%	¥(16,477)	(37.4)%	¥(105)	(0.3)%	$(1,009)

(1)	Equity method net loss of ¥5,514 million for the fiscal year ended March 31, 2003 was based on unaudited financial information made publicly available by Crosswave and the impairment loss on investment, advance and deposits for Crosswave was determined to be the amount required to reduce the carrying amount of investment in and deposits for Crosswave at March 31, 2003 to zero.

(2)	The audit report of Deloitte Touche Tohmatsu in respect of our financial statements as of and for the fiscal year ended March 31, 2003 was qualified as to the effects of such adjustments, if any, as might have been determined to be necessary if sufficient evidence regarding the equity method loss, the impairment loss on investment, advance and deposits for Crosswave and the related summary information of Crosswave for the year ended March 31, 2003 was available. As described elsewhere in this annual report, Crosswave is undergoing corporate reorganization proceedings in Japan and has not prepared audited financial statements for the year ended March 31, 2003 or other sufficient evidence of its results of operations to permit our auditors to issue an audit report or our financial statements as of and for the year ended March 31, 2003 without such qualification.

Year Ended March 31, 2004 Compared to the Year Ended March 31, 2003

Total revenues

     Our total revenues decreased 11.9% to ¥38.8 billion for the fiscal year ended March 31, 2004 from ¥44.0 billion for the previous fiscal year. These decreases were primarily due to decreases in systems integration revenues and equipment sales. Total revenue of connectivity and value-added services were almost same level as the previous fiscal year.

     Connectivity and value-added services revenues. Revenues from connectivity services and value-added services, which comprise our dedicated access, dial-up access and value-added services and other services, increased 0.3% to ¥22.4 billion for the fiscal year ended March 31, 2004 from ¥22.3 billion for the previous fiscal year.

•	Dedicated access. Revenues from dedicated access services decreased 6.9% to ¥12.9 billion for the fiscal year ended March 31, 2004 from ¥13.8 billion for the previous fiscal year. This decrease reflected decreasing unit prices as a result of increased competition. Decreased revenues from IP Service, IIJ T1 Standard and IIJ Economy were partially offset by increased revenue from our IIJ FiberAccess/F Service and IIJ DSL/F Service.

•	Dial-up access. Revenues from dial-up access services decreased 2.1% to ¥3.1 billion for the fiscal year ended March 31, 2004 from ¥3.2 billion for the previous fiscal year. This decrease was the result of declining revenues from our dial-up access services for corporate and individual customers. For corporate users, the revenue decreased primarily due to an increase in demand for lower-cost broadband services, and for individual customers the revenue decreased primarily due to the declining revenues from IIJ4U Service. The decrease in individual customer revenue was offset partially by growing demand for dial-up access services provided on an OEM basis.

•	Value-added services. Our value-added services revenues increased 19.2% to ¥4.3 billion for the fiscal year ended March 31, 2004 from ¥3.6 billion for the previous fiscal year. This increase reflected growth in security-related services, mail support services and virtual private network services, in part as a result of focusing sales efforts more on these higher margin services. Internet data center services amounted to ¥1.4 billion for the fiscal year ended March 31, 2004, a decrease of 2.5% from the previous fiscal year.

•	Other. Other revenues, which included rental fees for network equipment, customer support service, and sale of Wide-area Ethernet services, amounted to ¥2.1 billion for the fiscal year ended March 31, 2004, a 22.7% increase from the previous fiscal year. The increase reflected improved performance by Net Care and increased sales of Wide-area Ethernet services.

     Systems integration revenues. Our revenues from systems integration, which include equipment sales related to systems integration, decreased 21.1% to ¥11.8 billion for the fiscal year ended March 31, 2004 from ¥15.0 billion for the previous fiscal year. This decrease largely reflected the first half of the fiscal year decline in systems integration revenues, which were adversely affected by weak corporate investment in Japan in that period.

     Equipment sales. Our equipment sales decreased 31.9% to ¥4.6 billion for the fiscal year ended March 31, 2004 from ¥6.7 billion for the previous fiscal year. The decrease in equipment sales revenues reflected our efforts to focus on higher margin systems integration and weak corporate investment in Japan.

Total cost of revenues

     Total cost of revenues decreased 14.2% to ¥34.2 billion for the fiscal year ended March 31, 2004 from ¥39.9 billion for the previous fiscal year. The decreases in total cost of revenues reflected primarily decreases in cost of systems integration revenues and cost of equipment sales, and decreases in backbone costs.

     Cost of connectivity and value-added services revenues. Cost of connectivity and value-added services revenues decreased 1.7% to ¥20.0 billion for the fiscal year ended March 31, 2004 from ¥20.4 billion for the previous fiscal year. The gross margin in connectivity and value-added services revenues increased to 10.4% for the fiscal year ended March 31, 2004 from 8.6% for the previous fiscal year. This increase is mainly a result of the decreases in international backbone costs due to price competition among international backbone providers and local access line costs due to the shift of the dedicated access service customers to the broadband services connected through NTT’s regional access networks (FLET’S). International backbone costs decreased 49.6% to ¥0.8 billion for the fiscal year ended March 31, 2004 from ¥1.6 billion for the previous fiscal year. Local access line costs decreased 9.4% to ¥3.5 billion from ¥3.9 billion for the previous fiscal year. Domestic backbone costs increased 8.3% to ¥3.9 billion due to an increase in connection fees with NTT’s regional access networks.

     Cost of systems integration revenues. Our cost of systems integration revenues decreased 24.7% to ¥9.9 billion for the fiscal year ended March 31, 2004 from ¥13.1 billion for the previous fiscal year. The gross margin in systems integration revenues increased to 16.8% for the fiscal year ended March 31, 2004 from 12.8% for the previous fiscal year, due to our efforts to focus on higher margin systems integration including operational outsourcing services.

     Cost of equipment sales. Our cost of equipment sales decreased 32.3% to ¥4.3 billion for the fiscal year ended March 31, 2004 from ¥6.4 billion for the previous fiscal year. The gross margin in equipment sales increased to 4.8% for the fiscal year ended March 31, 2004 from 4.3% for the previous fiscal year.

Total costs and expenses

     Total costs and expenses, which includes total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, decreased 11.9% to ¥40.2 billion for the fiscal year ended March 31, 2004 from ¥45.7 billion for the previous fiscal year. The decrease in total costs and expenses was primarily a result of the decrease in cost of systems integration, cost of equipment sales and backbone costs.

     Sales and marketing. Sales and marketing expenses increased 11.1% to ¥3.5 billion for the fiscal year ended March 31, 2004 from ¥3.2 billion for the previous fiscal year. The increase was primarily due to the write-off of accounts receivable from Crosswave amounting to ¥396 million in the fiscal year ended March 31, 2004.

     General and administrative. General and administrative expenses decreased 4.8% to ¥2.1 billion for the fiscal year ended March 31, 2004 from ¥2.2 billion for the previous fiscal year. The decrease in expenses was mainly due to the absence in the previous fiscal year of costs associated with our move into a new headquarter.

     Research and development. Research and development expenses decreased 13.6% to ¥358 million for the fiscal year ended March 31, 2004 from ¥414 million for the previous fiscal year. The decrease is primarily due to reduced development expenses relating to IPv6 technology and our originally developed network equipment, SEIL/neu Series.

Operating income (loss)

     As a result of the foregoing factors, operating loss decreased 13.2% to ¥1.4 billion for the fiscal year ended March 31, 2004 from ¥1.7 billion for the previous fiscal year.

Other income (expenses), net

     Net other income of ¥1.0 billion was recorded for the fiscal year ended March 31, 2004 compared to net other expenses of ¥1.3 billion for the previous fiscal year. The improvement was primarily a result of a gain generated by the sale of our stake in DLJdirect SFG Securities Inc., and a gain that came from repurchasing and canceling a portion of convertible notes due in March 2005.

     Interest income. Interest income decreased to ¥38 million for the fiscal year ended March 31, 2004 from ¥67 million for the previous fiscal year. The decrease is mainly due to the fact that we no longer had substantial amounts of dollar-denominated deposits or expenses.

     Interest expense. Interest expense, comprised of interest expense in respect of outstanding loans, convertible bonds and capital lease obligations, amounted to ¥702 million for the fiscal year ended March 31,

2004 compared to ¥733 million for the previous fiscal year. Interest expense decreased due to the decrease in interest expense for convertible notes.

     Foreign exchange gains (losses). Foreign exchange loss decreased for the fiscal year ended March 2004 compared to the previous fiscal year as a result of a decrease in the U.S. dollar denominated monetary assets.

     Other-net. For the fiscal year ended March 31, 2004, we recorded other income of ¥1.6 billion, which reflects a gain of ¥1.6 billion generated by the sale of our stake in DLJdirect SFG Securities Inc., and a gain of ¥0.1 billion that came from repurchasing and canceling a portion of convertible notes due in March 2005. The income was partially offset by losses of ¥0.2 billion on the write down of investments in marketable and nonmarketable securities to reflect the decline in value considered to be other than temporary.

Loss from operations before income tax expense (benefit)

     Loss from operations before income tax expense (benefit) was ¥0.5 billion for the fiscal year ended March 31, 2004, a decrease from ¥2.9 billion for the fiscal year ended March 31, 2003. This decrease was largely the result of an increase in other income (expenses), net due to an extraordinary gain of ¥1.6 billion generated by the sale of our stake in DLJdirect SFG Securities Inc.

Income tax expense (benefit)

     For the fiscal year ended March 31, 2004, we recorded an income tax benefit of ¥2.1 billion compared to an income tax expense of ¥0.9 billion for the previous fiscal year. The benefit is due to a decrease in the valuation allowance for deferred tax assets attributable primarily to the income tax effect of increasing unrealized gains for the fiscal year on certain available-for-sale securities.

Minority interests in consolidated subsidiaries

     Minority interests in consolidated subsidiaries amounted to income of ¥236 million for the fiscal year ended March 31, 2004, compared to income of ¥153 million for the previous fiscal year. The increase mainly resulted from a net loss by IIJ Technology.

Equity in net loss of equity method investees

     Equity in net loss of equity method investees consist of equity method net loss in our equity method investees and impairment loss on investment, advance and deposits for Crosswave.

     Equity method net loss decreased to ¥0.3 billion for the fiscal year ended March 31, 2004 from ¥5.6 billion for the previous fiscal year. This decrease was mainly due to the absence of equity method net loss from Crosswave, since Crosswave is no longer accounted for under the equity method.

     Impairment loss on investment, advance and deposits for Crosswave for the fiscal year ended March 31, 2004 was ¥1.7 billion, as a result of write-off of loans to Crosswave. Impairment loss on investment, advance and deposits for Crosswave for the fiscal year ended March 31, 2003 was ¥7.2 billion, due to an impairment loss of investment in Crosswave.

Net loss

     Net loss for the fiscal year ended March 31, 2004 decreased to ¥0.1 billion from ¥16.5 billion for the previous fiscal year. The decrease in net loss primarily reflects a decrease in equity in net loss of equity method investees comprised primarily of equity method net loss and impairment loss on investment, advance and deposits for Crosswave. Income tax benefit and net non-operating income also decreased the net loss.

Year Ended March 31, 2003 Compared to the Year Ended March 31, 2002

Total revenues

     Our total revenues increased 10.3% to ¥44.0 billion for the fiscal year ended March 31, 2003 from ¥39.9 billion for the previous fiscal year. The primary drivers of this growth were increases in equipment sales, which are closely linked to our systems integration business, and increases in systems integration revenues. Value added services revenues also increased.

     Connectivity and value-added services revenues. Revenues from connectivity services and value-added services, which comprise our dedicated access, dial-up access and value-added services and other services, decreased 1.8% to ¥22.3 billion for the fiscal year ended March 31, 2003 from ¥22.7 billion for the previous fiscal year.

•	Dedicated access. Revenues from dedicated access services decreased 3.4% to ¥13.8 billion for the fiscal year ended March 31, 2003 from ¥14.3 billion for the previous fiscal year. This decrease was the result of contract cancellations by ISPs affiliated with regional electric power companies and decreasing unit prices as a result of increased competition. Decreased revenues from IIJ T1 Standard, IP Service and IIJ Economy Service were partially offset by increased revenue from our IIJ fiber access/F Service and IIJ DSL/F Service.

•	Dial-up access. Revenues from dial-up access services decreased 13.4% to ¥3.2 billion for the fiscal year ended March 31, 2003 from ¥3.6 billion for the previous fiscal year. This decrease was the result of declining revenues from our conventional dial-up access services and IIJ4U services. This decrease in IIJ4U revenues was due not only to the decrease in the number of subscribers but also to a shift to the lower-end IIJ4U fixed price service by users of NTT’s FLET’S services. The decrease was offset partially by growing demand for dial-up access services provided on an OEM basis.

•	Value-added services. Our value-added services revenues increased 16.2% to ¥3.6 billion for the fiscal year ended March 31, 2003 from ¥3.1 billion for the previous fiscal year. This increase reflected growth in security-related services and mail support services, in part as a result of focusing sales efforts more on these higher margin services. Internet data center services amounted to ¥1.4 billion for the fiscal year ended March 31, 2003, the same general level as the previous fiscal year.

•	Other. Other revenues, which included rental fees for network equipment, customer support service, and sale of Wide-area Ethernet services, amounted to ¥1.7 billion for the fiscal year ended March 31, 2003, a slight increase from the previous fiscal year. The increase reflected improved performance by Net Care and increased sales of Wide-area Ethernet services, which offset the decrease in rental fees for network equipment.

     Systems integration revenues. Our revenues from systems integration, which include equipment sales related to systems integration, increased 4.6% to ¥15.0 billion for the fiscal year ended March 31, 2003 from ¥14.4 billion for the previous fiscal year. Systems integration revenues accounted for 34.1% of our total revenues during the period compared to 36.0% in the previous fiscal year. This growth in our systems integration business reflected primarily the increase of recurring fees from systems operation and monitoring services.

     Equipment sales. Our equipment sales increased 136.6% to ¥6.7 billion for the fiscal year ended March 31, 2003 from ¥2.8 billion for the previous fiscal year, mainly as a result of a larger than expected increase in sales of telecommunications equipment. Sales of our original “SEIL” series of routers, which are expected to serve as a core of the IIJ Group’s system management services, also increased.

Total cost of revenues

     Total cost of revenues increased 15.1% to ¥39.9 billion for the fiscal year ended March 31, 2003 from ¥34.7 billion for the previous fiscal year. The increase in total cost of revenues reflected primarily an increase in cost of systems integration revenues and cost of equipment sales.

     Cost of connectivity and value-added services revenues. Cost of connectivity and value-added services revenues increased 3.0% to ¥20.4 billion for the fiscal year ended March 31, 2003 from ¥19.8 billion for the previous fiscal year. The gross margin in connectivity and value-added services revenues decreased to 8.6% for the fiscal year ended March 31, 2003 from 12.8% for the previous fiscal year. This decrease is mainly a result of higher depreciation and amortization costs and higher domestic backbone costs. Domestic backbone costs increased 12.7% to ¥3.6 billion for the fiscal year ended March 31, 2003 from ¥3.2 billion for the previous fiscal year, attributable to an increase in connection fees with NTT’s regional access networks (FLET’S). International backbone costs decreased 33.4% to ¥1.6 billion for the fiscal year ended March 31, 2003 from ¥2.5 billion for the previous fiscal year. International yearly unit backbone costs decreased 66%. Local access line costs remained at the level of ¥3.9 billion compared to the previous fiscal year.

     Cost of systems integration revenues. Our cost of systems integration revenues increased 6.3% to ¥13.1 billion for the fiscal year ended March 31, 2003 from ¥12.3 billion for the previous fiscal year. The gross margin in systems integration revenues decreased to 12.8% for the fiscal year ended March 31, 2003 from 14.2% for the previous fiscal year.

     Cost of equipment sales. Our cost of equipment sales increased 152.6% to ¥6.4 billion for the fiscal year ended March 31, 2003 from ¥2.5 billion for the previous fiscal year. The increase reflected increased equipment sales to our systems integration customers. The gross margin in equipment sales decreased to 4.3% for the fiscal year ended March 31, 2003 from 10.4% for the previous fiscal year as a result of higher sales of lower-margin equipment.

Total costs and expenses

     Total costs and expenses, which includes total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased 14.6% to ¥45.7 billion for the fiscal year ended March 31, 2003 from ¥39.9 billion for the previous fiscal year. The increase in total costs and expenses was primarily a result of the increase in domestic backbone costs, depreciation and amortization and cost of equipment sales.

     Sales and marketing. Sales and marketing expenses increased 4.5% to ¥3.2 billion for the fiscal year ended March 31, 2003 from ¥3.0 billion for the previous fiscal year. Increases in other sales and marketing expenses, including sales personnel expenses were partially offset by decreases in advertising expenses.

     General and administrative. General and administrative expenses increased 19.8% to ¥2.2 billion for the fiscal year ended March 31, 2003 from ¥1.8 billion for the previous fiscal year. The increase in expenses was due mainly to our move to a new headquarters building and an increase in our administrative staff as a result of the growth of our operations.

     Research and development. Research and development expenses increased 29.8% to ¥0.4 billion for the fiscal year ended March 31, 2003 from ¥0.3 billion for the previous fiscal year. These expenses were mainly due to research and development on IPv6 and our proprietary router “SEIL”.

Operating income (loss)

     As a result of the foregoing factors, an operating loss of ¥1.7 billion was recorded for the fiscal year ended March 31, 2003 compared to operating income of ¥0.1 billion for the previous fiscal year.

Other income (expenses), net

     Net other expenses of ¥1.3 billion were recorded for the fiscal year ended March 31, 2003 compared to net other expenses of ¥0.9 billion for the previous fiscal year. The increase primarily reflected the recording of a foreign exchange loss of ¥0.3 billion as compared with a foreign exchange gain in the previous fiscal year.

     Interest income. Interest income decreased to ¥0.1 billion for the fiscal year ended March 31, 2003 compared to the previous fiscal year, as a substantial portion of our U.S. dollar-denominated monetary assets were used to fund the operations of our subsidiary IIJ America.

     Interest expense. Interest expense, comprised of interest expense in respect of outstanding loans, convertible bonds and capital lease obligations, increased slightly to ¥0.7 billion for the fiscal year ended March 31, 2003 compared to the previous fiscal year. The increase reflected primarily the increase in capital lease obligations which amounted to ¥6.4 billion as of March 31, 2003 from ¥4.8 billion as of March 31, 2002.

     Foreign exchange gains (losses). For the fiscal year ended March 31, 2003, we recorded a foreign exchange loss of ¥0.3 billion compared to a gain of ¥0.3 billion for the previous fiscal year. The loss is due to a foreign exchange loss on the U.S. dollar denominated monetary assets attributable to the appreciation of the Japanese yen against the U.S. dollar.

     Other-net. Other expenses for the fiscal year ended March 31, 2003 included losses of ¥0.3 billion on the write down of investments in marketable and nonmarketable securities to reflect the decline in value considered to be other than temporary.

Loss from operations before income tax expense (benefit)

     Loss before income tax expense (benefit) for the fiscal year ended March 31, 2003 of ¥2.9 billion increased primarily as a result of an operating loss.

Income tax expense (benefit)

     Income tax expense decreased 17.1% to ¥0.9 billion for the fiscal year ended March 31, 2003 from ¥1.1 billion for the previous fiscal year. This income tax expense was a result of an increase in the valuation allowance for deferred tax assets, attributable primarily to the income tax effect of unrealized gains which decreased in this period on certain available-for-sale securities.

Minority interests in consolidated subsidiaries

     Minority interests in consolidated subsidiaries amounted to income of ¥153 million for the fiscal year ended March 31, 2003 compared to income of ¥24 million for the previous fiscal year. The increase resulted from a net loss by IIJ Technology.

Equity in net loss of equity method investees

     Our equity in net loss of equity method investees increased to ¥12.8 billion for the fiscal year ended March 31, 2003 from ¥5.5 billion for the previous fiscal year. This increase reflected the impairment loss on investment, advance and deposits for Crosswave of ¥7.2 billion, our equity method net loss in Crosswave of ¥5.5 billion and our equity method net loss in other equity method investees of ¥0.1 billion. Equity method net loss in Crosswave was based on unaudited financial information made publicly available by Crosswave and the impairment loss on investment, advance and deposits for Crosswave was determined to be the amount required to reduce the carrying amount of investments in and deposits for Crosswave at March 31, 2003 to zero. Even if the actual net loss of Crosswave for the fiscal year ended March 31, 2003 was higher than the publicly announced unaudited amount, the aggregate of our equity method net loss and impairment loss on investment, advance and deposits for Crosswave would remain unchanged at ¥12.8 billion and our operating loss and net loss would remain unchanged for the fiscal year ended March 31, 2003.

Net loss

     Net loss for the fiscal year ended March 31, 2003 increased to ¥16.5 billion from ¥7.4 billion for the previous fiscal year. The increase in net loss primarily reflects equity in net loss of equity method affiliates of ¥12.8 billion, comprised of equity method net loss and impairment loss on investment, advance and deposits for Crosswave and a ¥1.7 billion operating loss.

Application of Critical Accounting Policies

     In reviewing our financial statements, you should consider the sensitivity of our reported financial condition and results of operations to changes in the conditions and assumptions underlying the estimates and judgments made by our management in applying critical accounting policies.

     The preparation of financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results may differ from these estimates, judgments and assumptions. Note 1 to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our financial statements. Certain accounting policies are particularly critical because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by our management in preparing our financial statements.

     We have discussed the development and selection of critical accounting policies and estimates with our board of directors, and the board of directors has reviewed the disclosure relating to these, which are included in this “Operating and Financial Review and Prospects.” For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates may require adjustment.

Useful lives of property and equipment

     Property and equipment, net recorded on our balance sheet was ¥8,602 million at March 31, 2004, comprising 20.1% of our total assets. The values of our property and equipment, including purchased software and property and equipment under capital leases, are recorded in our financial statements at acquisition cost, and are depreciated or amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Our total depreciation and amortization expenses for the fiscal years ended March 31, 2002, 2003 and 2004 were ¥2,906 million, ¥3,470 million and ¥3,909 million, respectively.

     We estimate the useful lives of property and equipment, in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives at March 31, 2004, were as follows:

Item	Useful Lives
Data communications, office and other equipment	2 to 15 years
Leasehold improvements	3 to 15 years
Purchased software	5 years
Capitalized leases	4 to 7 years

     If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2002, 2003 and 2004 were ¥23 million, ¥112 million and ¥110 million, respectively.

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

Impairment of long-lived assets

     Long-lived assets consist primarily of property and equipment, including capitalized leases. We perform an impairment review for our long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This analysis is separate from our analysis of the useful lives of our assets, but it is affected by some similar factors. Factors that we consider important which could trigger an impairment review include, but are not limited to, the impact of the following trends or conditions:

•	significant decline in the market value of an asset;

•	current period operating cash flow loss;

•	introduction of competing technologies or services;

•	significant underperformance of expected or historical cash flows;

•	significant or continuing decline in subscribers;

•	changes in the manner or use of an asset;

•	disruptions in the use of network equipment under capital lease arrangements; and

•	other negative industry or economic trends.

     When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We estimate the sum of expected undiscounted future cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the sum of the expected undiscounted future net cash flows is less than the carrying value of the assets, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or shorter than those projected by management, resulting in reduced cash flows, additional impairment charges for assets not previously written-off may be required. There was no impairment loss for long-lived assets for the fiscal years ended March 31, 2002, 2003 and 2004.

Allowance for doubtful accounts and uncollectible contractual prepayments

     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. At March 31, 2003 and 2004, we maintained allowances for doubtful accounts of ¥125 million and ¥493 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

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

Valuation of investments

     The balance of our investments in securities is significant, and the valuation of such investments, requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As at March 31, 2004, we had investments in securities classified as other investments in the amount of ¥7,932 million. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:

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

     Losses on write-down of investments in certain marketable and nonmarketable securities for the fiscal years ended March 31, 2003 amounted to ¥191 million and losses on write-down of investements in certain nonmarketable equity and debt securities for the fiscal year ending March 31, 2004 amounted to ¥230 million and are included in other expenses.

     In addition to investments in securities, we also have investments in equities for which we have significant influence over the investee’s operations and financial policies and are accounted for by the equity method. For other than temporary declines in the value of such investments below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized. For example, at March 31, 2003, we recognized an impairment loss of ¥7,153 million for our investment in and deposits for Crosswave, our former equity method investee. In determining and estimating the amount of the impairment loss, we considered the likeliness of the elimination of the common stock investment by operation of law upon approval of a reorganization plan or liquidation, the nature of deposits which are subordinate to the bank loans of Crosswave under the Cash Deficiency Support Agreement, the recoverability of the underlying net assets through sale or future operations upon Crosswave’s emergence from bankruptcy and other factors.

New Accounting Standards

     In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No.00-21 will not have a material effect on our consolidated financial position and results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements,” and subsequently revised in December 2003 with the issuance of FIN 46 (revised 2003). The interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the equity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company is required to apply this interpretation for periods ending after April 1, 2004. The adoption of the revised FIN 46 will not have an effect on the Company’s consolidated financial position or results of operation.

B.	Liquidity and Capital Resources.

Liquidity and Capital Requirements

     Our principal capital and liquidity needs in recent years have been for capital expenditures for the development, expansion and maintenance of our network infrastructure, lease payments, payment of principal and interest on outstanding borrowings, investments in current and former group companies and, other working capital.

     Capital expenditures. Our capital expenditures relate primarily to the development, expansion and maintenance of our network. Our future capital expenditures are difficult to predict given the rapid changes and uncertainties in our business, but under current plans we expect capital expenditures, including acquisition of assets by entering into capitalized leases, to range between ¥3.0 billion and ¥5.0 billion in each of the next few years.

     The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three years.

	For the fiscal year ended March 31,
	2002	2003	2004
	(millions of yen)
Capital expenditures, including acquisition of assets by entering into capital leases	¥3,773	¥4,893	¥3,523

     Most of our capital expenditures relate to the expansion and improvement of our existing network, including the leasing of lines that form our network backbone and the installation of the routers and servers necessary to offer services on our network.

     We have not made any material divestitures in the current or past three fiscal years, except the loss on disposal of property and equipment of ¥112 million in March 2003 that was primarily due to our move to new headquarters.

     Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including our domestic and international backbone as well as local access lines that customers use to connect to IIJ’s network. The leases for our domestic backbone are primarily non-cancelable for a minimum one-year lease period. The leases for our international backbone available as of March 31, 2004, were entered into with carriers for a lease period ranging from one to two years and are substantially non-cancelable. We also lease office premises and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2007 and also lease network operation centers under non-cancelable operating leases.

     Lease expenses related to backbone lines for the fiscal years ended March 31, 2002, 2003 and 2004, amounted to ¥5,656 million, ¥5,236 million and ¥4,720 million, respectively. Lease expenses for local access lines for the fiscal years ended March 31, 2002, 2003 and 2004, which are only attributable to dedicated access revenues, amounted to ¥3,872 million, ¥3,862 million and ¥3,500 million, respectively. Other lease expenses for the fiscal years ended March 31, 2002, 2003 and 2004, amounted to ¥2,764 million, ¥3,551 million and ¥3,787 million, respectively.

     We conduct our connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets at the execution of the capital lease agreements and accumulated depreciation amounted to ¥10,811 million and ¥5,000 million at March 31, 2003 and ¥10,421 million and ¥5,422 million at March 31, 2004.

     As of March 31, 2004, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payment due by period
	(millions of yen)
	Total
	contractual	Less than	1 to	4 to	More than
	amount	1 year	3 years	5 years	5 years
Connectivity line operating leases	¥235	¥190	¥45	¥—	¥—
Other operating leases(1)	3,520	1,722	1,658	37	103
Capital leases	5,508	2,525	2,628	336	19

Total minimum lease payments.	¥9,263	¥4,437	¥4,331	¥373	¥122

(1)	See note 7 to the consolidated financial statements included in this annual report.

     Payments of principal and interest on outstanding borrowings. We require capital for payments of interest and principal on our outstanding borrowings.

     Short-term borrowings. As of March 31, 2004, our short-term borrowings were bank overdrafts of ¥6.6 billion. The weighted average interest rate of our short-term borrowings was 1.464%. We increased our short-term borrowings by ¥1.7 billion and refinanced ¥0.4 billion of long-term borrowings in the year ended March 31, 2004 for the repayment of ¥1.9 billion of long-term borrowings. We also had ¥0.8 billion in borrowings as of March 31, 2004 by bank overdraft agreements.

     Long-term borrowings. As of March 31, 2004, we had ¥3.9 billion of outstanding long-term borrowing, including current portions, which consisted of unsecured, fixed-rate loans from banks of ¥1.0 billion with a weighted average interest rate of 1.686%, unsecured, variable rate loans from banks of ¥2.4 billion with a weighted average interest rate of 0.987% and secured, fixed-rate installment loan from a leasing company of ¥0.5 billion with an interest rate of 2.55%. We entered into interest rate swap contracts to manage our interest rate exposure resulting in a fixed interest rate for a portion of our long-term debt. The effective weighted average interest rate for ¥2.4 billion of the long-term loans outstanding at March 31, 2004 after giving effect to such swap agreements was 1.748%.

     Convertible notes. On April 11, 2000, we issued ¥15.0 billion of 1.75% unsecured convertible notes due 2005. These notes are subject to conversion at ¥19,874,689 per share on or before March 15, 2005. These notes are currently redeemable at our option at any time before March 15, 2005, in whole or in part, at par with unpaid and accrued interest provided that the closing for our shares for a certain period prior to giving notice of redemption is at least 140% of the conversion price. In October and November 2003, we repurchased a portion of these notes, with an aggregate face value of ¥3.2 billion for ¥3.0 billion in the open market, resulting in a realized gain of ¥0.1 billion. The repurchased notes were subsequently retired on November 19, 2003.

     Annual maturities of long-term borrowings and convertible notes outstanding as of March 31, 2004, were as follows:

		Thousands of
Fiscal year ending March 31	Thousands of yen	U.S. dollars
2005	¥13,380,246	$128,434
2006	1,152,056	11,058
2007	1,155,963	11,096

Total	¥15,688,265	$150,588

     Collateral for borrowings. Substantially all of our long- and short-term borrowings contain conditions that allow the banks to require us to provide collateral or guarantees with respect to the borrowings as is customary in Japan. Our primary banking relationships are with Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank and UFJ Bank. The banks are also shareholders and customers of ours. Our loans from a leasing company are secured by a first priority pledge against a claim for the guarantee deposits of ¥1.7 billion and loans from banks are secured by a second priority pledge against its deposits as of March 31, 2004.

     Investments in current and former group companies. In the past, we have made substantial investments in current and former group companies. We are not currently contemplating substantial additional investments in our group companies at this time, but we may need to provide additional investment in our group companies to enhance or maintain our business synergy with our affiliated companies in the future. See Item 4.B., “— Our Group Companies” for information on investment in equity method investees.

     Working capital needs. Our principal working capital requirements are for operating lease payments for our domestic and international backbone and local access lines. We also require working capital requirements for personnel expenses, office rents and other operating expenses.

Capital Resources

     We seek to manage our capital resources and liquidity to provide adequate funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions and from the issuance of convertible bonds, capital leases and issuances of equity securities. At March 31, 2004, we had cash and cash equivalent of ¥12.3 billion and available for sale securities of ¥6.6 billion. We had ¥11.8 billion of unsecured 1.75% convertible notes due in March 2005 at March 31, 2004. We repurchased and cancelled ¥0.7 billion of them in June 2004, and we have ¥11.1 billion outstanding of convertible notes. We currently expect that cash from operating activities, any proceeds from the sale of available for sale securities, the proceeds from our private placements in June and September 2003 and our other sources of liquidity will be sufficient to meet our requirements through the year ending March 31, 2005, including the redemption of convertible notes due in March 2005.

     Short-term and long-term Borrowings. We borrow substantial amounts to fund our accumulated deficit. See — Payments of principal and interest on outstanding borrowing.

     Cash flows from operating activities. We generated ¥1.9 billion in net cash provided by operating activities for the year ended March 31, 2004. See — cash flows.

     Capital Leases. Capital leases also provide us with an important source of financing. See note 7 to our consolidated financial statements included in this annual report on Form 20-F.

     Issuances of Equity Securities. We raised approximately ¥13.2 billion in process from our private placements in June and September 2003. We have no current plans for issuing additional equity securities.

Cash Flows

     We had cash and cash equivalent of ¥12.3 billion at March 31, 2004 compared to ¥3.6 billion at March 31, 2003.

     The following table presents information about our cash flows during the fiscal years ended March 31, 2002, 2003 and 2004:

	Fiscal year ended March 31,
	2002	2003	2004
	(Thousands of yen)
Net cash provided by operating activities	¥1,161,213	¥1,581,692	¥1,923,366
Net cash used in investing activities	(2,457,198)	(7,877,921)	(852,463)
Net cash provided by (used in) financing activities	(1,461,901)	(872,066)	7,668,599
Effect of exchange rate changes on cash	233,098	(289,272)	(43,615)

Net increase (decrease) in cash and cash equivalent	(2,524,788)	(7,457,567)	8,695,887
Cash at beginning of the year	13,570,707	11,045,919	3,588,352

Cash at end of the year	¥11,045,919	¥3,588,352	¥12,284,239

Year Ended March 31, 2004 as Compared to the Year Ended March 31, 2003

     Net cash provided by operating activities was ¥1.9 billion for the fiscal year ended March 31, 2004 compared to ¥1.6 billion provided for the previous fiscal year. The increase in net cash provided by operating activities for the fiscal year ended March 31, 2004 compared to the previous fiscal year was due mainly to the ¥0.4 billion increase in provision for doubtful accounts, the ¥0.4 billion increase in depreciation and amortization and the ¥0.2 billion decrease in operating loss. A decrease of ¥0.9 billion in changes in operating assets and liabilities partially offset this increase. Account receivable decreased by ¥0.8 billion for the fiscal year ended March 31, 2004 compared to the previous fiscal year, and accounts payable decreased by ¥1.1 billion for the fiscal year ended March 31, 2004 compared to the previous fiscal year due to the decrease in systems integration revenues and equipment sales in the fourth quarter of the year ended March 31, 2004. The increase in inventories, prepaid expenses and other current and non-current assets for the fiscal year ended March 31, 2004 included the payment in advance of ¥0.2 billion to the leasing company.

     Net cash used in investing activities was ¥0.9 billion for the fiscal year ended March 31, 2004 compared to ¥7.9 billion for the previous fiscal year. The decrease reflected primarily the absence of the ¥5.0 billion deposit of restricted cash under a cash deficiency support agreement paid in the previous fiscal year and proceeds from the sale of investments, primarily our investment in DLJdirect SFG Securities Inc., of ¥2.2 billion and the absence of payments of guarantee deposits due to the leasing of a new head office space in the previous fiscal year. The decrease was partially offset by ¥1.7 billion of advances to Crosswave.

     Net cash provided by financing activities was ¥7.7 billion for the fiscal year ended March 31, 2004 compared to ¥0.9 billion used in financing activities for the previous fiscal year. Cash provided by financing activities increased primarily as a result of ¥13.3 billion of proceeds from the issuance of common stock. This increase was offset partially by the repurchase of ¥3.0 billion of 1.75% convertible notes, and the repayments under capital leases of ¥2.7 billion. Long-term borrowings of ¥1.9 billion were repaid for the fiscal year ended March 31, 2004, which were funded by the increase in short-term borrowings.

Year Ended March 31, 2003 as Compared to the Year Ended March 31, 2002

     Net cash provided by operating activities was ¥1.6 billion for the fiscal year ended March 31, 2003 compared to ¥1.2 billion for the previous fiscal year. The change primarily reflected the impact of depreciation and amortization, which increased to ¥0.6 billion for the fiscal year ended March 31, 2003 compared to the previous fiscal year, net changes in operating assets and liabilities which increased by ¥1.5 billion for the fiscal year ended March 31, 2003 compared to the previous fiscal year, primarily relating to an increase in accounts receivable, an increase in accounts payable and a decrease in inventories. The increase in net cash provided by operating activities was partially offset by an operating loss of ¥1.7 billion for the year ended March 31, 2003 as compared to operating income of ¥0.1 billion for the previous fiscal year.

     Net cash used in investing activities was ¥7.9 billion for the fiscal year ended March 31, 2003 compared to ¥2.5 billion for the fiscal year ended March 31, 2002. Cash used in investing activities for the fiscal year ended March 31, 2003 increased primarily as a result of a ¥5.0 billion deposit of restricted cash under a cash deficiency support agreement. Payments of a greater amount of guarantee deposits for the leasing of a new head office space also contributed to the increase in net case used in investing activities.

     Net cash used in financing activities was ¥0.9 billion for the fiscal year ended March 31, 2003 compared to ¥1.5 billion in the previous fiscal year. Cash used in financing activities for the fiscal year ended March 31, 2003 decreased as compared to the previous fiscal year primarily as a result of a net increase in short-term borrowings.

Contingencies

     We do not have any contingencies that related to the liquidity and capital requirements. See Item 4.B., “— Legal Proceedings” for information on investment in equity method investees.

C.	Research and Development, Patents and Licenses, etc.

     See the information in Item 4.B., “Business Overview — Research and Development.”

D.	Trend Information.

Factors Affecting Our Future Financial Results

     We expect that the following are the most significant factors likely to affect our financial results and those of our consolidated subsidiaries. You should also consult Item 3.D., “Risk Factors” and the other portions of this annual report on Form 20-F for additional factors affecting our financial results.

Revenues

     We derive our revenues primarily from recurring monthly fees from our Internet-access services and our value-added services, as well as one-time project fees and monthly operating fees from systems integration services. We have been enhancing and will continue to enhance our Internet-access services through the introduction of a greater variety of access options and bandwidth options, by expanding our value-added services and systems integration services under our total network solutions strategy, and by focusing our efforts on capturing market share in high-end corporate markets that are most attractive to us.

Connectivity and value-added services revenues

     Connectivity and value-added services revenues are our dedicated access services, our dial-up access service revenues and our value-added services revenues. Our connectivity and value-added services revenues accounted for 57.7% of our revenues for the fiscal year ended March 31, 2004, 50.7% for the fiscal year ended March 31, 2003, and 56.9% of our revenues for the fiscal year ended March 31, 2002. As our connectivity services customer tend to use our value-added services or systems integration services as their network needs develop, connectivity services are also important for the growth of our value-added services or systems integration business.

     Dedicated access services

     Dedicated access services accounted for 33.2% of our revenues for the fiscal year ended March 31, 2004, 31.4% for the fiscal year ended March 31, 2003, and 35.8% for the fiscal year ended March 31, 2002. Dedicated access service revenues depend on the size of our customer base, the average contracted bandwidth and unit price of our services. The market for dedicated access services has become increasingly polarized with increased demand for higher bandwidth services at the higher end of the market and a shift to lower-priced services by lower bandwidth customers.

•	Average contracted bandwidth and the demand for higher bandwidth services. Demand for higher bandwidth services continues to increase. Total contracted bandwidth for dedicated access services including Internet Data Center Connectivity Services increased to 80.1 Gbps for the fiscal year ended March 31, 2004 from 42.0 Gbps for the previous fiscal year. In addition, average contracted bandwidth for our IP Service jumped to approximately 45 Mbps for the fiscal year ended March 31, 2004 from 20 Mbps for the previous fiscal year. The number of IP Service contracts for the highest range of bandwidth, 3 Mbps-1.2 Gbps, increased to 427 for the fiscal year ended March 31, 2004, 57.9% of our IP service contracts for that fiscal year.

In the previous fiscal year, there were 248 IP service contracts for the highest range of bandwidth, 37.4% of our IP service contracts for that fiscal year. Despite the increase in IP Service contracts and average contracts and average contracted bandwidth, average revenues per contract for IP Service have decreased to approximately ¥1.0 million at the end of March 2004 from ¥1.1 million at the end of March 2003, reflecting fierce competition. Though revenue per contract is decreasing, we expect that customer demand for higher bandwidth will continue as the use of broadband by corporate customers expands, and we will try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services and differentiate them from those of our competitors.

•	Shift to lower-priced services by lower-bandwidth customers. Lower-bandwidth subscribers have opted to shift to lower-cost services such as our second-tier connectivity services and the service offerings of other ISPs because these subscribers prefer lower-priced services. To increase the number of subscribers to our other dedicated access services, we continue to provide second-tier, lower-priced new Internet-access services in order to remain competitive, though these lower-priced services generate lower total revenues due to lower unit prices resulting from fierce price competition. As a result, the number of dedicated access service contracts increased to 7,226 for the fiscal year ended March 31, 2004 from 5,308 for the fiscal year ended March 31, 2003. We had a rapid increase in the number of subscribers to our second-tier service that we refer to as IIJ DSL/F, an access service over ADSL lines at maximum 40 Mbps speed, and IIJ FiberAccess/F, and access services over optical lines at maximum 100 Mbps. In this second-tier category, IIJ Economy and IIJ T1 Standard used to be the growth driver, but due to the advent of inexpensive DSL and optical access lines subscribers have been switching from IIJ Economy to IIJ DSL/F and IIJ FiberAccess/F, which is faster and more inexpensive. In addition, inexpensive second-tier services have started to be used as connectivity lines for Internet VPN solutions connecting multiple location of corporate customers and we have received orders from customers with several hundred customer locations to connect. Though these services are inexpensive compared to IIJ Economy and IIJ T1 Standard, we expect that the numbers of contracts for these services will continue to increase and contribute to connectivity services revenues. We also expect that it will also contribute to the increase of value-added services and systems integration revenues as usage and implementation of these connectivity services will increase the demand for value-added services such as security services and network systems integration.

     Dial-up access services

     Dial-up access services, which include both services for corporate customers and individual users, accounted for 8.0% of our revenues for the fiscal year ended March 31, 2004, 7.2% for the fiscal year ended March 31, 2003, and 9.1% for the fiscal year ended March 31, 2002. Dial-up service revenues depend on the size of our customer base and pricing. The size of our customer base depends primarily on the popularity of OEM services, and the attractiveness of our service offerings which is measured primarily by the quality of service provided to subscribers and our ability to attract new customers by offering remote access solutions in combination with dial-up access and security services.

     Although we also market some services under the IIJ name, due to our limited brand name recognition among consumers not familiar with the Internet and our limited marketing budget, a primary focus of our efforts to increase our revenues from individual consumers is our range of OEM services, which have steadily been increasing. We have reduced our advertising expenditures substantially and do not expect our brand name recognition to substantially increase as we focus on OEM services. For example, Excite Japan markets and sells Internet-access services to individual customers under their own names but provides such services through our Internet network infrastructure.

     Value-added services revenues

     Our value-added services consist of network security services, data center facility services and operation and management services. For the fiscal year ended March 31, 2004, value-added services revenues increased to ¥4,296 million for the fiscal year ended March 31, 2003 from ¥3,603 million for the fiscal year ended March 31, 2003 and from ¥3,100 million for the fiscal year ended March 31, 2002. The increase is primarily due to the increasing demand for these services from our connectivity customers.

     The growth of this segment is primarily due to the increase in demand for security services and network outsourcing services such as e-mail and web server hosting services. We expect that business customers will continue to increase their usage of Internet as a business tool and will increasingly rely on an expanding range of value-added services to enhance productivity, reduce costs and improve service reliability. As a result, we expect our revenue from value-added services to grow.

Systems integration revenues, including related equipment sales revenues

     We are currently targeting systems integration to drive growth in revenues and operating income. Systems integration revenues, including related equipment sales revenues for the fiscal year ended March 31, 2004 decreased by 21.1% from the previous fiscal year. The decrease is primarily due to the adverse effect of weak corporate investment in Japan in the first half of the fiscal year ended March 2004. However, the Japanese economy is showing signs of recovery and we expect that the demand for systems integration, especially integration relating to corporate information network systems, will increase as the amount or purposes for usage of network expand in corporate customers. We believe that systems integration will continue to be a key driver for our growth of our revenue. Along with the recovery of Japanese economy, our systems integration revenues increased in the second half of the fiscal year ended March 2004.

     The primary seasonal variations in systems integration revenues appear to relate to budgetary cycles of Japanese companies and typically result in greater revenues from systems integration at the end of the fiscal year as companies attempt to complete large systems integration projects during those periods. This seasonality may affect our revenues on a quarter-to-quarter basis. Systems integration revenues can fluctuate significantly, in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.

Other equipment sales revenues.

     Our other equipment sales revenues consist primarily of sales of networking and other related equipment, other than that provide in connection with our systems integration services. Other equipment sales revenues can fluctuate significantly, in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.

Additional factors affecting revenues

     A number of other factors may affect demand for our services and in turn our revenues, including overall increases in business usage of Internet and network solutions and our range of service offerings.

•	Increase in business usage. Our revenues will be affected by the extent and speed with which businesses in Japan exploit the Internet and network solutions to their full potential, including, for example, electronic transactions between businesses and expanding the range of devices that access the Internet. Such services require high-quality and high-capacity connectivity services for both businesses and individuals. Such services also require provision of total network solutions including various Internet-access services, systems integration and other value-added services which we believe we are well positioned to provide. The degree of business usage will also depend upon a variety of factors including:

•	technological advances, reliability of security systems and users’ familiarity with and confidence in new technologies;

•	the rate at which Japanese companies in certain industries significantly increase their Internet usage, particularly the financial, manufacturing and retail segments; and

•	corporate budgets for expenditures for information technologies, including Internet-related items.

•	Range of service offerings. To increase our revenues from business users, we have increased the access and connectivity options to include fiber optic lines and ADSL lines. We have also completed our multi-site Internet data centers and expanded our service offerings to include systems management and monitoring. We believe these steps will allow us to sell a greater variety of services to our high-end corporate users and to capture a greater amount of the current growth and demand. However, we will still be strongly dependent on increasing acceptance of our services by large Japanese companies and by increases in their Information Technology budgets. We expect Internet usage to continue to grow rapidly in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to offer a broad range of services to meet our customers’ demands will significantly influence our future revenues.

•	Synergies between connectivity services and systems integration services. Most of our systems integration customers become Internet-access service customers as well, and we expect these relationships to continue. As part of our systems integration business, we offer solution services for corporate information network systems, consulting, project planning, system design and systems/operation outsourcing or Internet VPN solution services which combines the FLET’S Internet connectivity services with the SEIL, adopted by customers who have multiple locations, such as branches, offices and factories. The number of contracts concerning these services is steadily increasing and we seek to enlarge these network integration services with relatively high gross margin services. The ability to introduce a wide range of services, including solutions necessary to build corporate information network systems, like disaster recovery services and Internet VPN, Voice over IP (VoIP), SEIL and the network service operating system SEIL Management Framework (SMF), wireless LAN, is an important competitive factor.

Costs and expenses

     Costs and expenses include cost of connectivity and value-added services revenues, cost of systems integration revenues and equipment sales, sales and marketing, general and administrative and research and development expenses.

Cost of connectivity and value-added services revenues

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

     We have invested heavily in the past few years in developing and expanding our network, however, due to a decrease in procurement prices for international backbone lines, our costs have decreased as a result. For the fiscal year ended March 31, 2004, our leased line and other connectivity costs were equal to ¥9.6 billion or 43.1% of our connectivity and value-added services revenues. For the previous fiscal year, these costs were equal to ¥10.6 billion, or 47.7% of our connectivity and value-added services revenues.

•	Domestic backbone cost. Domestic backbone cost increased to ¥3.9 billion for the fiscal year ended March 2004 from ¥3.6 billion for the fiscal year ended March 2003. We expect domestic backbone costs to continue to rise for the fiscal year ending March 31, 2005.

•	International backbone cost. Our international backbone costs have declined to ¥0.8 billion for the fiscal year ended March 2004 from ¥1.6 billion for the fiscal year ended March 2003. This decrease was due to a decrease in procurement prices for international backbone lines. These lower prices in the procurement market helped us reduce our international backbone costs. As prices have already dropped substantially, even though we expect international backbone costs continue to drop in the next fiscal year, we do not expect decreases to be substantial.

•	Dedicated local access line costs. We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs decreased to ¥3.5 billion for the fiscal year ended March 2004 from ¥3.9 billion for the fiscal year ended March 2003. Other connectivity costs decreased to ¥1.4 billion for the fiscal year ended March 2004 from ¥1.5 billion for the previous fiscal year.

     Depreciation and amortization cost increased to ¥3.1 billion for the fiscal year ended March 2004 from ¥3.0 billion for the fiscal year ended March 2003. Capital expenditures for the fiscal year ended March 2004 decreased to ¥3.5 billion from ¥4.9 billion for the fiscal year ended March 2003. Our current plans call for us to make capital expenditures, including acquisition of assets by entering into capital leases, of approximately ¥3.0 to ¥5.0 billion in each of the next few years. We do not expect that the depreciation and amortization will change significantly compared with recent fiscal years.

Costs of systems integration revenues and equipment sales

     Our cost of systems integration revenues and equipment sales generally increases or decreases in tandem with systems integration revenues and equipment revenues. In addition, as we incur significant systems integration costs up front in connection with the provision of new types of systems integration service or commencement of a systems integration project, our margins tend to improve as the number of our customers grows and to the extent we provide ongoing systems integration work for existing customers. The main determinant of whether our costs will be high relative to our revenues is whether we are able to generate significantly higher margin systems integration work. To do so, we must generate systems integration work that relies more heavily on our engineering and technological expertise instead of systems integration work that primarily focuses on the delivery of networking equipment. By doing more planning, designing and engineering-related work rather than just equipment procurement, we believe that not only will we be able to increase our margins, but we will also be able to increase customer satisfaction and our subscriber retention and repeat business rates because we will be able to provide our customers with advanced and cost-effective total Internet solutions.

     Our IBPS systems integration services started to generate higher margins for the fiscal year ended March 2004, as most of the time and expense required for development of this service has been already incurred.

     Over the long term, we seek to improve gross margins through systems integration sales. The gross margin for systems integration services was 16.8% for the fiscal year ended March 31, 2004 in comparison with 12.8% for the fiscal year ended March 31, 2003. We seek to retain our systems integration customers as our customers for higher-margin consulting, co-location services, operation and maintenance, software development and upgrades included in systems integration.

Sales and marketing

     Our sales and marketing expenses consist primarily of costs related to marketing and general advertising, written-off accounts receivable, sales and marketing and personnel expenses. Our sales and marketing expenses will increase to the extent that we expand our operations and increase our sales and marketing activities. Currently we do not expect that our sales and marketing expenses will increase significantly as compared with recent fiscal years.

General and administrative

     Our general and administrative expenses include primarily expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. Our general and administrative expenses will increase to the extent that we grow our business and add staff. Currently we do not expect that our general and administrative expenses will increase in a substantial level compared with recent fiscal years.

Research and development

     Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. Currently we do not expect that our research and development expenses will increase significantly as compared with recent fiscal years.

Other income (expenses)

     Our other income and expenses include, interest income and expenses and other items such as foreign exchange gains or losses and impairment losses on available-for-sale securities.

•	Interest expense. Most of our interest expense is from bank borrowing, capital leases and unsecured convertible notes issued on April 11, 2000. Interest income and interest expenses are also affected by the fluctuation of market interest rates and our total amount of outstanding borrowings. As we increase capital leases or borrowings in order to finance further development of our backbone and data centers and for other investments, interest expenses will also increase. Due to the repurchase and cancellation of portions of the unsecured convertible notes in the fiscal year ended March 2004 (in November 2003) and in June 2004, the interest expense from the convertible notes for the fiscal year ended March 2005 will be decreased by approximately ¥67 million.

•	Impairment losses. We also hold other investments, including available-for-sale securities. The book value of other investments are affected by the fluctuation in the market price or the decrease in fair values of non-marketable investments. If a decrease below cost in the market price or fair value of an investment is judged to be other than temporary, we will have impairment losses on other investments.

Equity in net loss of equity method investees

     We recorded an aggregate equity in net loss of equity method investees of ¥12.8 billion for the fiscal year ended March 2003, comprised primarily of equity method net loss and impairment loss on investment, advance and deposits for Crosswave. For the fiscal year ended March 2004, we recorded an aggregate equity in net loss of equity method investees of ¥2.0 billion, which includes written-off loans in the amount of ¥1.7 billion extended to Crosswave in May and June 2003. We have written off our equity investment in and loans and advances to Crosswave entirely and forfeited a security deposit provided to commercial banks on behalf of Crosswave, and do not expect any further adverse impact on our results of operations or financial condition relating to our investment in Crosswave.

E.	Off-Balance Sheet Arrangements.

     We do not have any off-balance sheet arrangements as such term is defined for purposes of Item 5.E. of Form 20-F.

F.	Tabular Disclosure of Contractual Obligations.

     The following table shows our contractual payment obligations under our agreements as of March 31, 2004:

	Payments due by period (in million of yen)
		less than			more than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt obligations	15,688	13,380	2,308
Capital (finance) lease obligations	5,508	2,525	2,628	336	19
Operating lease obligations	3,755	1,912	1,703	37	103
Purchase obligations(1)
Other long-term liabilities reflected on our balance sheet

Total	24,951	17,817	6,639	373	122

(1)	Comprises agreements to purchase goods and services that are enforceable and legally binding on us and that specify all significant terms including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transactions.

G.	Safe Harbor

     1.  The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbors”) shall apply to forward-looking information provided pursuant to Item 5.E. and F. of this annual report on Form 20-F, provided that the disclosure is made by: an issuer, a person acting on behalf of the issuer; an outside reviewer retained by the issuer making a statement on behalf of the issuer; or an underwriter, with respect to information provided by the issuer or information derived from information provided by the issuer.

     2.  For the purpose of Item 5.G.1 of this Item only, all information required by Item 5.E.1 and 5.E.2 of this Item is deemed to be a “forward-looking statement” as that term is defined in the statutory safe harbors, except for historical facts.

     3.  With respect to Item 5.E. of this annual report on Form 20-F, the meaningful cautionary statements element of the statutory safe harbors will be satisfied if a company satisfies all requirements of the same Item 5.E. of this annual report on Form 20-F.

Item 6.  Directors and Senior Management and Employees.

A.	Directors and Senior Management.

     The following table provides information about our directors, executive officers and statutory auditors as of June 30, 2004:

Initial
date of
appointment
as director,
				executive	Number of
				officer	IIJ shares
			Current term	or statutory	owned as of
Name	Position	Date of birth	expires	auditor	June 30, 2004
Koichi Suzuki	President, Chief Executive Officer and Representative Director	Sept. 3, 1946	June 2005	Dec. 1992	2,323
Toshiya Asaba	Executive Vice President and Chief Technology Officer	June 12, 1962	June 2005	June 1999	*
Fukuzo Inoue	Executive Vice President	July 6, 1955	June 2006	June 2004	—
Hideshi Hojo	Managing Director	Dec. 22, 1957	June 2005	June 2000	*
Takamichi Miyoshi	Director	May 5, 1963	June 2006	June 2002	*
Akihisa Watai	Director, Chief Financial Officer and Chief Accounting Officer	Sept. 30, 1965	June 2006	June 2004	—
Kazumasa Utashiro	Director	Sept. 23, 1960	June 2005	June 2001	*
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2006	June 2004	—
Takashi Hiroi	Director	Feb. 13, 1963	June 2006	June 2004	—
Hideki Matsushita	Standing Statutory Auditor	Sept. 20, 1942	June 2008	June 1998	—
Masaki Okada	Statutory Auditor	Jan. 9, 1959	June 2008	June 2004	—
Masaaki Koizumi	Statutory Auditor	Oct. 4, 1964	June 2008	June 2004	—

*	Owns less than 1% of outstanding shares of IIJ’s common stock.

     Koichi Suzuki has been our president and representative director since April 1994, and has over 20 years of experience in the computer and communication industry. In addition, Mr. Suzuki is the representative director of IIJ Media Communications, IIJ Technology, Net Care, Internet Multifeed, Asia Internet Holding, and AIH Korea. He also serves as chairman of IIJ America and a director of atom and i-Heart, Inc. He has been appointed as a council member of the Advanced Information and Telecommunications Network Society Promotion Headquarter established by the Japanese government since January 2001. From October 1998 to August 2003, Mr. Suzuki was President and a representative director of Crosswave Communications and its subsidiaries, and from September 2000 to August 2003, Mr. Suzuki was a representative director of Crosswave Service Inc. and Crosswave Facilities Inc. From December 1992 to April 1994, Mr. Suzuki was a director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.

     Toshiya Asaba has served as an executive vice president and chief technology officer since June 2004. Mr. Asaba was a managing director of IIJ from June 2002 to June 2004, as a co-chief technology officer from May 1999 to June 2004, as division director of the Business Development Department from August 2003 to June 2004. Mr. Asaba is also a director of IIJ America, Internet Multifeed, Asia Internet Holding and NTT Resonant Inc. From October 1998 to May 2000, Mr. Asaba was a director of Crosswave and from May 2000 to August 2003. From 1995 to June 1999, Mr. Asaba was a general manager of the Network Engineering Division. Mr. Asaba joined us in 1992. Mr. Asaba has over ten years of Internet experience including three years of Internet-related research experience and seven years of Internet backbone engineering experience, including network design, routing and traffic management.

     Fukuzo Inoue has served as an executive vice president since June 2004. Mr. Inoue joined Nippon Telegraph and Telephone Public Corporation in April 1980 and was executive manager of the Corporate Users Business Division from July 1999 to July 2002. From July 2002 to June 2004, Mr. Inoue was executive manager of the Public Relations Office of NTT Communications. Since September 1997, Mr. Inoue has served as a director of Internet Multifeed.

     Hideshi Hojo has served as a managing director of IIJ since June 2002 and as division director of the Sales Department since August 2003. Mr. Hojo is also a director of Net Care and Asia Internet Holding. From February 1998 to April 2001, Mr. Hojo acted as general manager of the Sales Division, from April 2001 to June 2002, as deputy division director of the Sales & Marketing Department and from June 2002 to August 2003, as division director of the Sales & Marketing Department. Mr. Hojo joined us in 1996. Prior to joining us, Mr. Hojo had 16 years of experience in the field of sales working for the Itochu Group.

     Takamichi Miyoshi has served as a director of IIJ since June 2002 and as general manager of Strategy Planning Division, Business Development Department. Mr. Miyoshi also serves as chief technical adviser of IIJ Technology. Mr. Miyoshi joined us in April 1993. From October 1994 to March 1998, Mr. Miyoshi acted as general manager of Network Operations and Systems Administration Division, from April 1998 to June 2001 as general manager of the Technology Planning Division and from July 2001 to August 2002 as general manager of the Network Operations and System Administration Division.

     Akihisa Watai has served as a director, chief financial officer and chief accounting officer since June 2004. Mr. Watai joined the Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1989 and was temporarily transferred to IIJ from August 1996. In February 2000, Mr. Watai joined IIJ permanently and has been manager, President Office since October 1999 and has been general manager of the Finance Division since April 2004.

     Kazumasa Utashiro has served as a director of IIJ since June 2001, as our co-chief technology officer since May 1999 and as general manager of the Service Administration Division, Business Development Department. From April 1995 to June 1999, Mr. Utashiro was general manager of the Applied Technology Division. Mr. Utashiro joined us in 1994. Prior to joining us, Mr. Utashiro worked at Software Research Associates, Inc. Since May 2004, Mr. Utashiro has served as director general of the Japan Computer Emergency Response Team Coordination Center (JPCERT/CC).

     Yasurou Tanahashi has served as a director of IIJ since June 2004. Mr. Tanahashi joined Fuji Iron & Steel Co, Ltd. and was representative director & president of Nippon Steel Information & Communication Systems Inc. from April 2000. Mr. Tanahashi was representative director & president of NS Solutions Corporation, an affiliated company of Nippon Steel Corporation from April 2001 and has been chairman of NS Solutions Corporation since April 2003.

     Takashi Hiroi has served as a director of IIJ since June 2004. Mr. Hiroi joined NTT in April 1986, and was senior manager of Department 4 of Nippon Telegraph and Telephone Corporation. Since July 2002, Mr. Hiroi has been senior manager of Department 1 of Nippon Telegraph and Telephone Corporation.

     Hideki Matsushita has been a standing statutory auditor of IIJ since June 1998. Mr. Matsushita joined Dai-Ichi Life Insurance Company in April 1967.

     Masaki Okada has been a statutory auditor of IIJ since June 2004. Mr. Okada has been admitted the Dai-ni Tokyo Bar Association and joined Ishii Law Office since April 1998. Mr. Okada has been a partner in Ishii Law Office since June 1998.

     Masaaki Koizumi has been a statutory auditor of IIJ since June 2004. Mr. Koizumi is a Japanese Certified Public Accountant and joined Eiwa & Co. (Currently Azsa & Co.) in October 1987. Mr. Koizumi retired from Azsa & Co. in September 2003 and established Koizumi CPA Office in October 2003.

B.	Compensation.

     For the fiscal year ended March 31, 2004, the aggregate compensation we paid or accrued for all of our executive officers, directors and statutory auditors was approximately ¥238 million. Presently, our executive officers, directors and statutory auditors are not entitled to pension, retirement or similar benefits. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

C.	Board Practices.

     Information required by this item is in Items 6.A. and 6.B. of this annual report of Form 20-F.

     Board resolutions. Our articles of incorporation provide that a resolution of the board of directors is to be approved by the affirmative vote of a majority of the directors present at a meeting of the board of directors at which a majority of all directors are present.

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

     Exemption From Certain Corporate Governance Requirements of Nasdaq. Nasdaq rules provide that Nasdaq may grant exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile, except to the extent that such exemptions would be contrary to the U.S. federal securities laws. In connection with the initial listing of American Depositary Shares representing our common stock on the Nasdaq National Market in August 1999, we received from Nasdaq exemptions from certain Nasdaq corporate governance standards. These exemptions and the practices we follow are described below:

•	We are exempt from Nasdaq’s requirement that there be a distribution to shareholders of copies of our annual report containing our audited financial statements a reasonable period of time prior to the our annual meeting of shareholders. In accordance with Japanese law, we hold an annual meeting of shareholders within three months after the end of each fiscal year. Also, in accordance with Japanese law, we distribute to shareholders, prior to the annual meeting of shareholders, copies of a report of business operations, together with our audited unconsolidated financial statements prepared in accordance with Japanese GAAP in Japanese. Concurrently with such distribution, we distribute Japanese GAAP audited unconsolidated financial statements in English to the depository for the ADSs, and instruct the depository to distribute the same to the registered ADS holders in a timely manner. The English version contains a statement that, upon request by an interested party, we will provide the party with a copy of our annual report on Form 20-F. As a reporting company under the Securities Exchange Act of 1934, we are required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which annual report must be filed within six months after the end of each fiscal year.

•	We are exempt from Nasdaq’s requirement that there be independent directors on the board of directors. Currently, for a foreign issuer, Nasdaq requires that there be two independent directors on its board of directors. For large Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, Japan’s company law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from the company’s management. Large Japanese companies, including us, are required to have at least one “outside” corporate auditor who must meet independence requirements under Japan’s company law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, manager or any other employee of the company or any of its subsidiaries for the last five years prior to the appointment. Currently, we have two outside corporate auditors. Starting on the date of our ordinary meeting of shareholders relating to the fiscal year ending March 31, 2005 at least 50% of our corporate auditors will be required to be outside corporate auditors. Also, starting on the same date, the independence requirements for outside corporate auditors will be strengthened by extending the five-year period referred to above to any time prior to the appointment.

•	We are exempt from Nasdaq’s requirement that there be an audit committee of the board of directors. Currently, for a foreign issuer, Nasdaq requires that a majority of such an audit committee’s members be independent directors. Like a majority of Japanese companies, we employ the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders. Large Japanese companies, including us, are required to have at least three corporate auditors. Currently, we have three corporate auditors. In addition, as discussed above, our corporate auditors serve a longer term than our directors.

•	We are exempt from Nasdaq’s requirement that there be a provision in the by-laws for a quorum for any meeting of the holders of common stock and that such quorum be not less than 33? percent of the outstanding shares of such the common voting stock. In accordance with the Commercial Code of Japan (the “Commercial Code”), however, under our Articles of Incorporation no quorum is required for the adoption of resolutions at a general meeting of shareholders. This approach is consistent with generally accepted business practices of publicly-held companies in Japan.

•	We are exempt from Nasdaq’s requirement that shareholder approval be obtained for the issuance of the issuer’s stock in certain conditions or certain specified transactions described in Nasdaq Rule 4350(i)(1). The Commercial Code requires us to seek shareholder approval of various matters, and in certain instances a two-thirds vote of shareholders present is required for approval. In addition, while the Commercial Code permits, in certain instances, the issuance of equity securities without shareholder approval, the Commercial Code also contains provisions requiring the timely dissemination of information relating to such issuance, allowing for opportunities for shareholders to voice their concern with such issuance, and mandating the election of statutory auditors whose fiduciary duty it is to, among other things, oversee on behalf of the shareholders actions by the board of directors relating to such issuance.

     Starting on July 31, 2005, when the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees become applicable to foreign private issuers, we expect to rely on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria. We expect to make a disclosure regarding such reliance in our annual reports on Form 20-F for the fiscal year ending March 31, 2006 and thereafter.

     The rights of ADR holders, including their rights relating to corporate governance practices, are provided in the deposit agreement which is incorporated by reference as an exhibit to this annual report on Form 20-F.

     As is standard practice in Japan, we do not have an audit remuneration committee. Neither we nor any of our subsidiaries has any service contracts with any member of our board and neither we nor any member of our subsidiaries provides benefits to any member of our board upon termination of employment.

D.	Employees.

     As of March 31, 2004, we had 919 employees, including employees of our consolidated subsidiaries, and we had 894 employees as of March 31, 2003 and 775 employees as of March 31, 2002. Approximately 70% of these employees were in our engineering division, 20% in our sales division and 10% in our administrative division. The trend of percentages has not been changed largely for three fiscal years.

     Except for 14 employees in the United States employed in our subsidiary, IIJ America, all of our employees work in Japan.

     We have never experienced any labor disputes and consider our labor relations to be good. To our knowledge, none of our employees is a member of any union.

E.	Share Ownership.

     The information on share ownership required by this item is in Item 6.A. above.

Stock Option Plan

•	June 2001 Stock Option Plan. In June 2001, we implemented a stock option plan under which options to acquire a total of 395 shares or 790,000 ADS equivalents, or approximately 1.8% of total outstanding shares on that date, were granted to 44 directors and employees on August 2, 2001. The option exercise price for the shares was determined by setting the price 5% above the 30-days average of the closing market prices beginning 45 days prior to the date of the grant which was ¥2,018,306 per share and has been adjusted to ¥1,672,239 as a result of issuances of common shares. The options are exercisable at various times from two years to ten years from the date of grant.

•	April 2000 Stock Option Plan. In April 2000, we implemented a stock option plan under which our directors and employees were granted options to acquire a total of 295 shares or 590,000 ADS equivalents, or approximately 1.2% of total outstanding shares on that date. The options were granted to 34 directors and employees on May 31, 2000. The option exercise price was determined by setting the price at 5% above the 30-day moving average of closing market prices beginning 45 days prior to the date of grant, which was ¥13,055,664 per share and has been subsequently adjusted to ¥10,817,086 as a result of issuances of common shares. The options are exercisable at various times from two years to ten years from the date of grant.

•	March 2001 Warrant Issuance. On March 31, 2001, certain directors of IIJ were provided with 375 warrants exercisable for shares of common stock of IIJ Technology. Each warrant is exercisable for one share of common stock up to seven or eight years from the date of grant at an exercise price of ¥300,000 and was purchased for 1% of the exercise price.

Employee Stock Purchase Plan

     We have an employee stockholding association that holds 355 shares of common stock, or 0.93% of our outstanding shares, as of March 31, 2004. The association provides designated employees with the opportunity to purchase shares at market value. Shares are held in the name of the employee stock purchase program until the employee resigns or retires. The representative of the employee shareholders’ association exercises voting right in accordance with the instructions of each employee shareholder.

Item 7.  Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

     The following table shows information regarding beneficial ownership of our common stock as of June 30, 2004 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and U.S. Securities and Exchange Commission.

	Shares of common stock
	beneficially owned
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates(1)	12,135	31.63%
Koichi Suzuki and affiliate(2)	2,323	6.06
Sumitomo Corporation	2,107	5.49
Itochu Corporation	2,086	5.44
Directors and executive officers as a group(3)	2,547	6.64

(1)	Includes Nippon Telegraph and Telephone Corporation, which owns 10,095 shares, or 26.32%, and NTT Communications Corporation, which owns 2,040 shares, or 5.32%.

(2)	Includes shares held by Koichi Suzuki, and a holding company 100% held by Koichi Suzuki.

(3)	Includes Koichi Suzuki and affiliate’s holding which is also separately set forth above. No other director or executive officer is a beneficial owner of more than 5%.

     On June 27, 2003, we issued 3,265 of our common shares to investors in Japan for an aggregate amount of ¥1,365,423,000 in a private placement in Japan. As a result of this transaction, the total number of issued common shares after the private placement increased to 25,745.

     On September 17, 2003, we issued 12,615 shares of our common stock for an aggregate amount of ¥12,000,649,500 in a private placement in Japan. As a result of the transaction the total number of issued common shares increased to 38,360, and Nippon Telegraph and Telephone Corporation and its affiliates increased their ownership from 5.6% to 31.6%. The new shares were purchased by Nippon Telegraph and

Telephone Corporation, NTT Communications Corporation, Itochu Corporation, Sumitomo Corporation and other shareholders in Japan.

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

     According to our register of shareholders, as of March 31, 2004, there were 103 holders of common stock of record worldwide. As of March 31, 2004, the Bank of New York was the sole recordholder of our common stock in the United States and its shareholdings represented approximately 18.93% of the outstanding common stock on that date. According to The Bank of New York, depositary for our ADSs, as of March 31, 2004, there were six ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 38,360 shares of common stock outstanding as of March 31, 2004, 7,263 shares were held in the form of 14,526,000 ADSs.

B.	Related Party Transactions.

     NTT-affiliated Companies. Since April 1, 2003 through March 31, 2004, IIJ has paid ¥3,686 million for international and domestic backbone and local access line costs to NTT-affiliated companies such as NTT Communications, NTT East and NTT West. In addition, we paid ¥845 million for co-location costs and telecommunication expenses to NTT East and NTT West. We received payments of ¥954 million for OEM services, Internet connectivity services and operation fees for data centers from NTT Communications, NTT East and NTT West. On an ongoing basis in the ordinary course of business, we pay NTT-affiliated companies for international and domestic backbone and local access line costs and for co-location costs and telecommunications expenses and receive payments from NTT-affiliated companies for OEM services, Internet connectivity services and operating fees for data centers. We do not have any outstanding loans between NTT and its affiliated companies and us.

     Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the fiscal year ended March 31, 2004 are presented as follows:

millions of yen
Accounts receivable	¥96
Accounts payable	14
Revenues	1,329
Costs and expenses.	1,246

     As of March 31, 2004, IIJ and IIJ Technology had loans to certain equity method investees of which the carrying amount was ¥51 million.

     Except as described above, since March 31, 2003, there has been no transaction with or loan between us and any enterprise that controls, is controlled by, or in common control with us; any directors, officers, statutory auditors or their family members; shareholders with significant influence over us or their family members; or their respective family members or enterprises over which they exercise significant influence; or any unconsolidated enterprise in which we have a significant influence or which has a significant influence over the company.

     Crosswave. Prior to the year ended March 31, 2003, we accounted for Crosswave under the equity method. As a result of Crosswave’s commencement of corporate reorganization, the amounts of balances and transactions of us with Crosswave as of and for the fiscal year ended March 31, 2004 are presented as follows:

millions of yen
Accounts receivable	¥19
Accounts payable
Revenues	1,196
Costs and expenses	4,816

     Revenues from Crosswave consisted principally of dedicated Internet access services, monitoring services and sales of network systems.

     IIJ’s sale of network systems to Crosswave amounted to ¥28 million for the fiscal year ended March 31, 2004. Related cost of purchased equipment sold amounted to ¥27 million.

     Cost and expenses incurred from transactions with Crosswave mainly consisted of the cost of dedicated high-speed data communication services.

C.  Interests of Experts and Counsel.

     Not applicable.

Item 8. Financial Information.

A.  Consolidated Statements and Other Financial Information.

Financial Statements

     The consolidated financial statements required by this item begin on page F-1.

Legal or Arbitration Proceedings

     The information on legal or arbitration proceedings required by this item is in Item 4.B.

Dividend Policy

     Due to IIJ’s accumulated deficit and shareholders’ capital deficiency, IIJ is accordingly unable to legally make and currently has no plans for dividend distributions.

B.  Significant Changes.

     Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2004, the date of our last audited financial statements.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

     American Depositary Shares representing our common stock have been quoted on the Nasdaq National Market since August 4, 1999 under the symbol “IIJI”. The current ADS/share ratio is 2,000 ADS per 1 share of our common stock. Our common stock is not otherwise registered for trading on any exchange. The following table shows, for the periods indicated, the high and low per-ADS sale price of the ADSs.

     The table shows the high and low price of our ADSs for the periods indicated:

	Nasdaq
Fiscal year ended/ending March 31,	High	Low
2000*	$132.81	$23.69
2001	73.00	6.75
2002	11.88	4.25
2003	7.34	1.80
First Quarter	7.34	3.10
Second Quarter	6.50	2.01
Third Quarter	4.10	2.00
Fourth Quarter	3.75	1.80
2004	14.10	1.41
First Quarter	5.35	1.41
Second Quarter	14.10	3.58
Third Quarter	8.24	4.00
Fourth Quarter	7.19	4.01
2005
First Quarter	6.24	3.19
Month
January 2004	6.2	4.08
February 2004	7.19	4.75
March 2004	5.77	4.01
April 2004	6.24	4.35
May 2004	4.78	3.19
June 2004	4.3	3.21

(*)	Since our initial public offering in August 1999.

B. Plan of Distribution.

     Not applicable.

C. Markets.

     American Depository Shares representing our common stock have been quoted on the Nasdaq National Market since August 4, 1999 under the symbol “IIJI”. Our common stock is not otherwise registered for trading on any exchange.

D. Selling Shareholders.

     Not applicable.

E. Dilution.

     Not applicable.

F. Expenses of the issue.

     Not applicable.

Item 10. Additional Information.

A. Share Capital.

     Not required.

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

Provisions Regarding our Directors

     There is no provision in our articles of incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, but the Commercial Code of Japan provides that such director is required to refrain from voting on such matters at the board of director’s meetings.

     The Commercial Code of Japan provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the president’s discretion.

     The Commercial Code of Japan provides that a significant loan from third party by a company should be approved by the board of directors. Our regulations of the board of directors have adopted this policy.

     There is no mandatory retirement age for directors under the Commercial Code of Japan or our articles of incorporation.

     There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a director under the Commercial Code of Japan or our articles of incorporation.

Rights of Shareholders of our Common Stock

     We have issued only one class of shares, our common stock. Rights of holders of shares of our common stock have under the Commercial Code of Japan and our articles of incorporation include:

•	the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, with this right lapsing three full years after the due date for payment according to a provision in the Articles,

•	the right to receive interim dividends as provided for in the Articles, with this right lapsing three full years after the due date for payment according to a provision in the Articles,

•	the right to vote at a shareholders’ meeting (cumulative voting is not allowed under the Articles),

•	the right to receive surplus in the event of liquidation, and

•	the right to require us to purchase shares when a shareholder opposes (i) the transfer of all or material part of the business, (ii) an amendment of the Articles to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) split of the company or (v) merger, all of which must be consummated by a two-thirds affirmative vote of the voting rights of the shareholders at a shareholders’ meeting at which shareholders having not less than one-third of the total number of voting rights held by all shareholders are in attendance.

     A shareholder is generally entitled to one vote per one unit of our shares at a shareholders’ meeting. In general, under the Commercial Code of Japan and our articles of incorporation, a shareholders’ meeting may adopt a resolution by a majority of the voting rights represented at the meeting. The Commercial Code of Japan and our articles of incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of voting rights held by all shareholders. A corporate shareholder, having more than one-quarter of its voting rights directly or indirectly held by us, does not have voting rights. We have no voting rights with respect to our own common stock. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Our board of directors may entitle our shareholders to cast their votes in writing. Our board of directors may also entitle our shareholders to cast their votes by electrical devices.

     The Commercial Code of Japan requires a quorum of the majority of voting rights and approval of two-thirds of the voting rights presented at the meeting of any material corporate actions. Following the April 1, 2003 amendments of the Commercial Code of Japan, which allow a company to reduce the quorum for such special resolutions by its articles of incorporation to not less than one-third of the total number of voting rights held by all shareholders, we adopted a quorum of not less than one-third of the total number of voting rights in our articles of incorporation for special resolutions for material corporate actions, such as:

•	a reduction of the stated capital,

•	amendment of our articles of incorporation (except amendments that the board of directors are authorized to make under the Commercial Code of Japan),

•	the removal of a director or statutory auditor,

•	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval,

•	a dissolution, merger or consolidation requiring shareholders’ approval,

•	a company split requiring shareholders’ approval,

•	a transfer of the whole or an important part of our business,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval, and

•	issuance of new shares at a specially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with specially favorable conditions to persons other than shareholders.

     The Commercial Code of Japan provides additional specific rights for shareholders owning a substantial number of voting rights.

     Shareholders holding one sixth or more of the total number of the voting rights of all shareholders have the right to oppose:

•	short-form share transfer (Kan-i Kabushiki Kokan),

•	short-form company split into an existing company (Kan-i Kyushu Bunkatsu) (only in respect of the shareholders of the exiting company that takes over the target business of the split company), and

•	short-form merger (Kan-i Gappei).

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

     There is no provision under the Commercial Code of Japan or our articles of incorporation which forces shareholders to make additional contributions when requested by us.

     Under the Commercial Code of Japan, in order to change the rights of stockholders which are stipulated and defined in our articles of incorporation, we must amend our articles of incorporation. Amendment must be approved by a special resolution of shareholders where two-thirds of shareholders vote at a shareholders’ meeting at which shareholders having not less than one-third of the voting rights held by all shareholders are in attendance.

     Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on the determination to convene it by our board of directors. A shareholder having held 3% or more of our total outstanding shares for six months or more is entitled to demand the board of directors to convene a shareholders’ meeting under the Commercial Code of Japan. Under our articles of incorporation, shareholders of record as of March 31 of each year have the right to attend the annual general meeting of our shareholders. In order to determine the shareholders entitled to attend extraordinary general meetings of our shareholders, we are required to make public notice of record date at least two weeks prior to the record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.

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

     Under the Commercial Code of Japan, a certificate of fractional shares cannot be issued by a company, and the only way for holders of fractional shares to recover their investment is to request the company to purchase their fractional shares. Following the April 1, 2003 amendments of the Commercial Code of Japan, holders of fractional shares are entitled to purchase fractional shares from the company in such a number that will, when added to the number of fractional shares originally held by such share holders, constitute a share, if a provision allowing for additional purchases of fractional shares is stipulated in its articles of incorporation. We did not adopt the system for additional purchase of fractional shares in our articles of incorporation.

Restrictions on Holders of our Common Stock

     There is no restriction on non-resident or foreign shareholders on the holding of our shares or on the exercise of voting rights. However, pursuant to a provision of our share handling regulations, a shareholder who does not have an address or residence in Japan is required to file its temporary address in Japan or that of a standing proxy having any address or residence in Japan with our transfer agent.

     There is no provision in our articles of incorporation that would have the effect of delaying, deferring or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

     There is no provision in our articles of incorporation or other subordinated rules regarding the ownership threshold, above which shareholder ownership must be disclosed. Although a shareholder holding more than 5% of the shares in a public company in Japan is required to disclose such shareholding pursuant to the Securities Exchange Law of Japan, this is inapplicable to us as we are not a public company in Japan.

     There is no provision in our articles of incorporation governing changes in the capital more stringent than is required by law.

     For a description of rights of holders of ADSs, please see the “Description of American Depositary Receipts” section in our F-1 Registration Statement (File No. 333-10584), declared effective on August 3, 1999, as amended, hereby incorporated by reference.

C. Material Contracts.

     Other than contracts entered into in the ordinary course of business, we have entered into the following contracts which may be deemed material since June 30, 2002.

     Lease Agreement, dated March 14, 2003, between Internet Initiative Japan Inc. and Mitsui Fudosan Co., Ltd. On March 14, 2003, we entered into a lease agreement with Mitsui Fudosan Co., Ltd., or Mitsui Fudosan, under which we lease our headquarters office space from Mitsui Fudosan in the Jinbocho Mitsui Building, located at 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo. The lease period is from March 15, 2003 until March 14, 2006. In accordance with the provisions of this lease agreement, we have deposited ¥1,705,036,213 with Mitsui Fudosan as a security deposit, and pay Mitsui Fudosan ¥124,941,048 per month in rent and ¥24,249,606 per month in common area maintenance charges, both of which include consumption taxes.

     Sublease Agreements, dated March 15, 2003, between Internet Initiative Japan Inc. and Crosswave Communications Inc., Crosswave Facilities Inc., IIJ Technology Inc., Net Care, Inc. and IIJ Media Communications, Inc. On March 15, 2003, we entered into sublease agreements with each of Crosswave Communications Inc. Crosswave Facilities Inc., IIJ Technology Inc. and Net Care, Inc. under which we sublease to each of these companies certain portions of the office space in our headquarters that we lease from Mitsui Fudosan. The sublease period is from March 15, 2003 until March 14, 2006. The contract with Crosswave Communications Inc. was transferred to NTT Communications Corporation as of December 15, 2003. The contract with Crosswave Facilities was terminated on March 2004. The total sublease amount related to the above sublease agreements was ¥89 million for the year ended March 31, 2004.

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

     Subscription Agreement, dated September 16, 2003, between Internet Initiative Japan and Nippon Telegraph and Telephone Corporation. On September 16, 2003, we entered into a Subscription Agreement with NTT under which NTT agreed to purchase 10,883 shares of our common stock for ¥951,300 per share, or approximately ¥10.4 billion. After the consummation of this agreement, NTT and its affiliates owned a total of 12,315 shares of our common stock, or approximately 31.6%. Under the terms of this agreement, we and NTT agreed to undertake efforts to jointly engage in the development of broadband and Information Technology and other related businesses, to expand the business relationship between the two parties in connection with new business opportunities of IIJ and to discuss secondment of employees between us and NTT. The agreement also provides NTT with the right to maintain its current percentage ownership in our company if we issue new shares and provides NTT with the right to request that we file a registration statement to enable NTT to sell its shares in the United States or Japanese markets. In addition, the agreement gives NTT the right to nominate up to three persons to serve on either our board of directors or our board of corporate auditors subject to approval of any such nomination by our shareholders at a meeting of shareholders.

     Service Agreement dated, March 25, 2004, between Internet Initiative Japan and IIJ America Inc. On March 25, 2004, we entered into a Service Agreement with IIJ America Inc, under which IIJ America Inc. provides the operation and maintenance services for the U.S. portion of IIJ’s Internet backbone and IIJ and IIJ America agree to the method for calculating pricing for the operation and maintenance of the backbone.

     Limitation of Liability Agreement dated, June 24, 2004, between Internet Initiative Japan and outside directors. On June 24, 2004, we entered into a Limitation of Liability Agreement with our new outside directors, Mr. Takashi Hiroi and Mr. Yasurou Tanahashi, respectively, under which IIJ limits the liability of outside directors in accordance to the rules defined in Article 266 of the Commercial Code of Japan.

D. Exchange Controls.

     There are no laws, decrees, regulations or other legislation in Japan that affect our ability to import or export capital for our use or our ability to pay dividends to non-resident holders of our securities.

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

     The Convention between the Government of Japan and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”) was newly signed on November 7, 2003 and the Treaty entered into force on March 30, 2004. Upon the Treaty coming into force, the Convention between Japan and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on March 8, 1971 (the “Prior Treaty”) ceased to have effect. The Treaty reduces the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a “permanent establishment” in Japan. A “permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. With respect to taxes withheld at source, the Treaty is applicable for amount taxable on or after July 1, 2004.

     Under the Treaty, the maximum withholding rate for most shareholders is limited to 10% of the gross amount actually distributed. However, the maximum rate is 5% of the gross amount actually distributed, if the recipient is a corporation that owns directly or indirectly, on the date on which entitlement to the dividends is determined, at least 10% of the voting shares of the paying corporation. Moreover, withholding tax on dividends is not imposed, if the recipient is

•	a corporation that has owned, directly or indirectly through one or more residents of either Japan or the US, more than 50% of the voting shares of the paying corporation for the period of twelve months ending on the date on which entitlement to the dividends is determined and which meets additional requirements, or

•	a pension fund , provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

     The following table summarizes changes of the maximum withholding rate imposed on dividends by the Treaty:

The Prior Treaty		The Treaty
10% or more of the voting shares	10%	More than 50% of the voting shares	0%
		10% to 50% of the voting shares	5%
Others	15%	Others	10%

     For purposes of the Treaty and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs.

     Unless an applicable tax treaty, convention or agreement reduces the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident or non-Japanese corporation is 20%. Japan has entered into income tax treaties, conventions or agreements, reducing the above-mentioned withholding tax rate for investors with a number of countries. These countries include, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The withholding tax rate is further reduced if investors and IIJ have some capital relationship as provided for in an applicable tax treaty.

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

Taxation of Dividends

     Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. The IRS has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

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

PFIC Rules

     We do not believe that we will be treated as a PFIC for United States federal income tax purposes for our most recent taxable year. However, this conclusion is a factual determination made annually and thus may be subject to change. Because of the nature of our income and assets, we could be determined to be a PFIC for our current and subsequent taxable years.

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

F. Dividends and Paying Agents.

     Not required.

G. Statement by Experts.

     Not applicable.

H. Documents on Display.

     We file periodic reports and other information with the Securities and Exchange Commission. The Securities and Exchange Commission maintains a web site at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. In addition, you may also inspect reports filed with the Securities and Exchange Commission and other information our Tokyo headquarters, located at Jinbocho

Mitsui Bldg., 1-105 Kanda Jinbo-cho Chiyoda-ku, Tokyo 101-0051, Japan. Some of this information may also be found on our website at http://www.iij.ad.jp/. This information is not incorporated by reference into this annual report on Form 20-F.

I. Subsidiary Information.

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

     We are exposed to market risks from changes in interest rates, equity prices and foreign currency exchange rates.

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

	Expected maturity date
							Fair
							value or
							Gain
March 31, 2004	2005	2006	2007	2008	2009	Total	(loss)
	(millions of yen)
Long-term debt obligations:
Fixed rate long-term borrowings, installment payable and convertible notes	12,380	152	756			13,288	13,170
Average interest rate	1.755%	2.550%	1.883%			1.773%
Variable rate long-term borrowings	1,000	1,000	400			2,400	2,400
Average interest rate	0.789%	1.110%	1.173%			0.987%
Interest rate swap contracts —
Notional amount — variable to fixed:	1,000	1,000	400			2,400	(19)
Average pay rate	1.500%	1.900%	1.990%			1.748%
Average receive rate	0.789%	1.110%	1.173%			0.987%

	Expected maturity date
							Fair
							value or
							Gain
March 31, 2003	2004	2005	2006	2007	2008	Total	(loss)
	(millions of yen)
Long-term debt obligations:
Fixed rate long-term borrowings, installment payable and convertible notes	944	15,548	152	756		17,400	15,004
Average interest rate	2.304%	1.755%	2.550%	1.883%		1.797%
Variable rate long-term borrowings	1,000	1,000	1,000			3,000	3,000
Average interest rate	0.850%	0.789%	1.110%			0.916%
Interest rate swap contracts —
Notional amount — variable to fixed:	1,000	1,000	1,000			3,000	(38)
Average pay rate	1.960%	1.500%	1.900%			1.787%
Average receive rate	0.840%	0.789%	1.110%	—		0.913%

     Our policy on managing interest rate risk is to hedge our exposure to variability in future cash flow of floating rate interest payment on long-term bank borrowings. In order to reduce cash flow risk exposures on floating rate borrowings, we utilize interest rate swaps to convert a floating rate borrowings into a fixed rate borrowings. We do not hold derivative instruments for speculative purposes. Also, we do not hold or issue financial instruments for trading purposes. See note 14 to our consolidated financial statements included in this annual report on Form 20-F.

Equity Price Risk

     The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2003 and 2004, the fair value of such investments was ¥1,180 million and ¥6,573 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥118 million and ¥657 million as of March 31, 2003 and 2004, respectively. See Note 2 to our consolidated financial statements, included in this annual report on Form 20-F.

Foreign Currency Exchange Rate Risk

     The only significant assets held by us which are exposed to foreign currency exchange risk are U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $11,524 thousand (¥1,361 million) and $6,368 thousand (¥663 million) at March 31, 2003 and 2004, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would be approximately ¥136 million and ¥66 million at March 31, 2003 and 2004, respectively.

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     None.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

     As of the end of the fiscal year ended March 31, 2004, our management, with the participation of Koichi Suzuki, our president, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.

     Under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, disclosure controls and procedures means our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

     Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2004.

Changes in Internal Control Over Financial Reporting

     With the participation of our chief executive officer and chief financial officer, we also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2004.

     Under Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, internal control over financial reporting means a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

     Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     At our shareholders’ meeting on June 24, 2004, two statutory auditors were newly nominated and our board of corporate auditors has determined that one of the nominated statutory auditors, Masaaki Koizumi is an “audit committee financial expert” as defined in Item 16A. of Form 20-F serving on the Board of Corporate Auditors.

     An “audit committee financial expert” is defined in Item 16A. of Form 20-F to mean a person who has the following attributes:

     (1) An understanding of generally accepted accounting principles and financial statements;

     (2) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

     (3) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

     (4) An understanding of internal controls over financial reporting;

     (5) An understanding of audit committee functions.

     Such person shall have acquired the attributes described above through:

     (1) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

     (2) Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

     (3) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

     (4) Other relevant experience.

     A person who is determined to be an audit committee financial expert will not be deemed an “expert” for any purpose, including without limitation for purposes of section 11 of the Securities Act of 1933 (15 U.S.C. 77k), as a result of being designated or identified as an audit committee financial expert pursuant to this Item 16A. The designation or identification of a person as an audit committee financial expert pursuant to this Item 16A does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation or identification. The designation or identification of a person as an audit committee financial expert pursuant to this Item 16A does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Item 16B. Code of Ethics.

     At our Board of Directors Meeting on April 28, 2004, we adopted a Code of Ethics applicable to all employees and officers, including our chief executive officer, chief financial officer and chief accounting officer. The Code of Ethics is attached as Exhibit 11.1 to this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services.

Independent Auditor Fees and Services

     The Board of Directors engaged Deloitte Touche Tohmatsu, or Deloitte, to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2002 and 2003. The following table sets forth the aggregate fees billed for services rendered by Deloitte for each of the last two fiscal years.

	Fiscal year ended March 31,
	2002	2003
	(millions of yen)
Audit fees(1)	57	70
Audit-related fees(2)	30
Tax fees(3)	4	3
All other fees(4)

Total fees	91	73

(1)	These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	These are the aggregate fees billed for the fiscal year for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of our financial statements other than those reported under “Audit Fees” above. These services include internal control reviews and consultation concerning financial accounting and reporting standards.

(3)	These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte for tax compliance, tax advice and tax planning.

(4)	These are the aggregate fees for the fiscal year for all products and services provided by Deloitte other than those reported above.

Board of Corporate Auditors Pre-Approval Policies and Procedures

     The Board of Corporate Auditors has adopted policies and procedures for pre-approving all audit and permissible non-audit work performed by our independent auditor in accordance with Rule 2-01(c)(7)(i)(B) under Regulation S-X. Under those policies and procedures, the Board of Corporate Auditors must pre-approve individual audit and non-audit services to be provided to us by our independent auditor and its affiliates. Those policies and procedures also describe prohibited non-audit services that may never be provided by our independent auditor.

     All of the services provided by our independent auditor from May 6, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2004 were pre-approved by the Board of Corporate Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     Not applicable.

PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries begins on page F-1.

Item 19. Exhibits.

1.1	Articles of Incorporation, as amended (English translation)
1.2	Share Handling Regulations, as amended (English translation)
1.3	Regulations of the Board of Directors, as amended (English translation)*
1.4	Regulations of the Board of Statutory Auditors, as amended (English translation)
2.1	Specimen Common Stock Certificate**
2.2	Bylaws of the IIJ Employee Shareholders’ Association (with English translation)**
2.3
Paying Agent, Conversion Agent and Registrar Agreement, dated April 11, 2000, among Internet Initiative Japan Inc., The Bank of New York and Banque Internationale à Luxembourg relating to ¥15,000,000,000 1.75% convertible notes due 2005 (with exhibits)*

2.4
Form of Deposit Agreement among IIJ, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt ***

4.1	Basic Agreement to Delegate Services, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Technology Inc. (with English translation)**
4.2
Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (with English translation)**

4.3	Basic Agreement to Delegate Services, dated January 30, 1995, between Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)**
4.4	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (with English translation)**
4.5	Individual Agreement on Entrustment of Business between Internet Initiative Japan Inc. and Asia Internet Holding Co., Ltd., dated July 1, 2004 (with English translation)
4.6	Lease Agreement, dated March 14, 2003, between Internet Initiative Japan and Mitsui Fudosan Co., Ltd. (English translation)*
4.7
Sublease Agreements, dated March 15, 2003, between Internet Initiative Japan Inc. and Crosswave Communications Inc., Crosswave Facilities Inc., IIJ Technology Inc., Net Care, Inc. and IIJ Media Communications, Inc. (English translations)*

4.8	Pledge Agreement, dated March 14, 2003, among Internet Initiative Japan Inc., IBJ Leasing Co., Ltd. and Nissay Leasing Company, Limited (English translation)*
4.20	Subscription Agreement, dated September 16, 2003, between Internet Initiative Japan and Nippon Telegraph and Telephone Corporation (English translation)*
4.21	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.
4.23	Agreement on Limited Liability, dated June 24, 2004, between Internet Initiative Japan Inc. and outside directors****
8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
11.1	Internet Initiative Japan Code of Conduct
12.1	Certifications required by Section 302 of the Sarbanes Oxley Act of 2002
13.1	Certifications required by Section 906 of the Sarbanes Oxley Act of 2002
14.1	Selected unaudited financial statement data as of and for the year ended March 31, 2003 of Crosswave Communications Inc. *

(*)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 30, 2003.

(**)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

(***)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.

(****)	IIJ and each of Yasurou Tanahashi and Takashi Hiroi entered into Agreement on Limited Liability, dated June 24, 2004, between Internet Initiative Japan Inc. and outside director.

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

Internet Initiative Japan Inc.

By:	/s/ Koichi Suzuki
	Name: Title:	Koichi Suzuki President, Chief Executive Officer and Representative Director

Date: July 23, 2004

Internet Initiative Japan Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Internet Initiative Japan Inc.:

We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. (“IIJ”) and subsidiaries (the “Company”) as of March 31, 2003 and 2004 and the related consolidated statements of operations, shareholders’ equity (capital deficiency), and cash flows for each of the three years in the period ended March 31, 2004 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Crosswave Communications Inc. (“Crosswave”), a 37.85 percent owned equity method investee, IIJ’s investment in which had been accounted for by use of the equity method. The Company’s equity in net losses of Crosswave of ¥5,421,255 thousand for the year ended March 31, 2002 are included in the accompanying consolidated financial statements. The financial statements of Crosswave as of March 31, 2002 and for the year then ended were audited by other auditors whose report dated June 5, 2002 has been furnished to us, and our opinion, insofar as it relates to the amounts included for Crosswave referred to above, is based solely on the report of such other auditors.

Except as discussed in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements for the year ended March 31, 2002, present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

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

In our opinion, such 2004 consolidated financial statements present fairy, in all material respects, the financial position of the Company at March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ DELOITTE TOUCHE TOHMATSU
Tokyo, Japan
June 17, 2004

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2003 and 2004

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)
ASSETS	2003	2004	2004
CURRENT ASSETS:
Cash and cash equivalent (Note 14)	¥3,588,352	¥12,284,239	$117,914
Accounts receivable, net of allowance for doubtful accounts of ¥34,712 thousand and ¥73,357 thousand ($704 thousand) at March 31, 2003 and 2004, respectively (Notes 3 and 4)	10,253,096	8,994,156	86,333
Inventories	417,666	438,435	4,208
Prepaid expenses	564,501	557,703	5,353
Other current assets (Note 9)	932,873	325,422	3,124

Total current assets	15,756,488	22,599,955	216,932
INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES (Note 4)	1,116,020	778,152	7,469
OTHER INVESTMENTS (Notes 2 and 14)	3,040,189	7,931,893	76,136
PROPERTY AND EQUIPMENT—Net (Notes 5 and 7)	9,151,572	8,601,905	82,568
INTANGIBLE ASSETS—Net (Note 6)	189,851	141,341	1,357
GUARANTEE DEPOSITS (Notes 7 and 8)	2,205,652	2,075,123	19,919
OTHER ASSETS, net of allowance for doubtful accounts of ¥90,642 thousand and ¥419,248 thousand ($4,024 thousand) at March 31, 2003 and 2004 respectively (Notes 3, 10 and 14)	604,604	608,556	5,841

TOTAL	¥32,064,376	¥42,736,925	$410,222

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2003 and 2004

			Thousands of
			U.S. Dollars
LIABILITIES AND	Thousands of Yen		(Note 1)
SHAREHOLDERS' EQUITY
(CAPITAL DEFICIENCY)	2003	2004	2004
CURRENT LIABILITIES:
Short-term borrowings (Note 8)	¥4,823,599	¥6,564,093	$63,007
Long-term borrowings—current portion (Notes 8 and 14)	1,943,735	1,548,246	14,861
Convertible notes (Notes 8 and 14)		11,832,000	113,573
Capital lease obligations—current portion (Note 7)	2,716,386	2,387,754	22,920
Accounts payable (Note 4)	8,406,170	7,187,976	68,996
Accrued expenses	389,495	454,366	4,361
Other current liabilities	551,985	483,925	4,645

Total current liabilities	18,831,370	30,458,360	292,363
LONG-TERM BORROWINGS (Notes 8 and 14)	3,456,265	2,308,019	22,154
CONVERTIBLE NOTES (Notes 8 and 14)	15,000,000
CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 7)	3,635,780	2,880,298	27,647
ACCRUED RETIREMENT AND PENSION COSTS (Note 10)	80,601	72,687	698
OTHER NONCURRENT LIABILITIES	185,201	161,122	1,547

Total liabilities	41,189,217	35,880,486	344,409

MINORITY INTEREST	879,495	642,311	6,165

COMMITMENTS AND CONTINGENCIES (Notes 4 and 13) SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) (Notes 11 and 12):
Common stock—authorized, 75,520 shares; issued and outstanding, 22,480 shares at March 31, 2003 and 38,360 shares at March 31, 2004	7,082,336	13,765,372	132,131
Additional paid-in capital	17,068,353	23,637,628	226,892
Accumulated deficit	(34,685,291)	(34,790,430)	(333,946)
Accumulated other comprehensive income	530,266	3,645,558	34,993
Treasury stock—120 shares held by an equity method investee		(44,000)	(422)

Total shareholders’ equity (capital deficiency)	(10,004,336)	6,214,128	59,648

TOTAL	¥32,064,376	¥42,736,925	$410,222

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Operations
Three Years in the Period Ended March 31, 2004

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2002	2003	2004	2004
REVENUES (Note 4):
Connectivity and value-added services:
Dedicated access	¥14,303,342	¥13,814,977	¥12,862,132	$123,461
Dial-up access	3,644,091	3,155,137	3,088,498	29,646
Value-added services	3,099,791	3,602,847	4,296,228	41,238
Other	1,667,986	1,725,736	2,117,794	20,328

Total	22,715,210	22,298,697	22,364,652	214,673
Systems integration	14,355,325	15,012,633	11,847,687	113,723
Equipment sales	2,834,078	6,706,231	4,567,123	43,839

Total revenues	39,904,613	44,017,561	38,779,462	372,235

COST AND EXPENSES:
Cost of connectivity and value-added services (Notes 4 and 7)	19,799,402	20,386,887	20,047,438	192,431
Cost of systems integration	12,314,158	13,090,220	9,851,726	94,564
Cost of equipment sales	2,540,089	6,416,525	4,346,243	41,719

Total cost	34,653,649	39,893,632	34,245,407	328,714
Sales and marketing (Note 15)	3,038,412	3,176,165	3,527,490	33,859
General and administrative	1,839,525	2,204,504	2,098,481	20,143
Research and development	319,370	414,149	357,968	3,436

Total cost and expenses	39,850,956	45,688,450	40,229,346	386,152

OPERATING INCOME (LOSS)	53,657	(1,670,889)	(1,449,884)	(13,917)

OTHER INCOME (EXPENSES):
Interest income	121,867	67,446	37,516	360
Interest expense	(659,101)	(732,831)	(702,036)	(6,739)
Foreign exchange gains (losses)	254,882	(279,703)	(6,493)	(62)
Gain (loss) on other investments (Note 2)	(432,952)	(277,169)	1,412,858	13,562
Other—net	(227,838)	(47,183)	240,375	2,307

Other income (expenses)—net	(943,142)	(1,269,433)	982,220	9,428

LOSS FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT)	(889,485)	(2,940,322)	(467,664)	(4,489)
INCOME TAX EXPENSE (BENEFIT) (Note 9)	1,099,035	911,365	(2,133,011)	(20,474)
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	24,467	153,251	235,812	2,264

FORWARD	¥(1,964,053)	¥(3,698,436)	¥1,901,159	$18,249

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Operations
Three Years in the Period Ended March 31, 2004

				Thousands of
				U.S. Dollars
		Thousands of Yen		(Note 1)

	2002	2003	2004	2004
FORWARD	¥(1,964,053)	¥(3,698,436)	¥1,901,159	$18,249

EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES (Note 4):
Equity method net loss	(5,482,082)	(5,625,299)	(286,317)	(2,748)
Impairment loss on investment, advance and deposits for Crosswave		(7,153,087)	(1,719,981)	(16,510)

Total equity in net loss of equity method investees	(5,482,082)	(12,778,386)	(2,006,298)	(19,258)

NET LOSS	¥(7,446,135)	¥(16,476,822)	¥(105,139)	$(1,009)

	Yen			U.S. Dollars
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	22,480	22,480	31,711
BASIC AND DILUTED NET LOSS PER COMMON SHARE	¥(331,234)	¥(732,955)	¥(3,316)	$(32)

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity (Capital Deficiency)
Three Years in the Period Ended March 31, 2004

		Thousands of Yen
	Shares of				Accumulated
	Common Stock				Other
	Outstanding		Additional		Comprehensive
	(Including	Common	Paid-in	Accumulated	Income	Treasury
	Treasury Stock)	Stock	Capital	Deficit	(Note 12)	Stock	Total
BALANCE, APRIL 1, 2001	22,480	¥7,082,336	¥17,068,353	¥(10,762,334)	¥3,539,395		¥16,927,750
Net loss				(7,446,135)			(7,446,135)
Other comprehensive loss, net of tax					(1,756,334)		(1,756,334)

Total comprehensive loss							(9,202,469)

BALANCE, MARCH 31, 2002	22,480	7,082,336	17,068,353	(18,208,469)	1,783,061		7,725,281
Net loss				(16,476,822)			(16,476,822)
Other comprehensive loss, net of tax					(1,252,795)		(1,252,795)

Total comprehensive loss							(17,729,617)

BALANCE, MARCH 31, 2003	22,480	7,082,336	17,068,353	(34,685,291)	530,266		(10,004,336)
Net loss				(105,139)			(105,139)
Other comprehensive income, net of tax					3,115,292		3,115,292

Total comprehensive income							3,010,153
Issuance of common stock	15,880	6,683,036	6,569,275				13,252,311
Purchase of common stock by an equity method investee						¥(44,000)	(44,000)

BALANCE, MARCH 31, 2004	38,360	¥13,765,372	¥23,637,628	¥(34,790,430)	¥3,645,558	¥(44,000)	¥6,214,128

	Thousands of U.S. Dollars (Note 1)
				Accumulated
				Other
		Additional		Comprehensive
	Common	Paid-in	Accumulated	Income	Treasury
	Stock	Capital	Deficit	(Note 12)	Stock	Total
BALANCE, MARCH 31, 2003	$67,982	$163,835	$(332,937)	$5,090		$(96,030)
Net loss			(1,009)			(1,009)
Other comprehensive income, net of tax				29,903		29,903

Total comprehensive income						28,894
Issuance of common stock	64,149	63,057				127,206
Purchase of common stock by an equity method investee					$(422)	(422)

BALANCE, MARCH 31, 2004	$132,131	$226,892	$(333,946)	$34,993	$(422)	$59,648

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2004

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2002	2003	2004	2004
OPERATING ACTIVITIES:
Net loss	¥(7,446,135)	¥(16,476,822)	¥(105,139)	$(1,009)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,027,587	3,580,212	4,008,324	38,475
Provision for retirement and pension costs, less payments	(23,799)	(20,240)	(16,960)	(163)
Provision for doubtful accounts	78,482	84,339	449,164	4,311
Loss on disposal of property and equipment	22,851	112,052	109,588	1,052
Loss (gains) on other investments	432,952	277,162	(1,412,858)	(13,562)
Foreign exchange losses (gains)	(219,524)	277,856	5,124	49
Gain on retirement of convertible notes			(88,975)	(854)
Equity method net loss	5,482,082	5,625,299	286,317	2,748
Impairment loss on investment, advance and deposits for Crosswave		7,153,087	1,719,981	16,510
Minority interest in net loss of consolidated subsidiaries	(24,467)	(153,251)	(235,812)	(2,264)
Deferred income tax expense (benefit)	1,081,241	885,784	(2,163,571)	(20,768)
Others	11,913	5,256	70,652	678
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(3,559,335)	(1,351,380)	784,728	7,533
Decrease (increase) in inventories, prepaid expenses and other current and noncurrent assets	(671,177)	3,944	(275,103)	(2,641)
Increase (decrease) in accounts payable	2,808,704	1,245,431	(1,132,209)	(10,868)
Increase (decrease) in income taxes payable	(8,433)	2,711	2,041	20
Increase (decrease) in accrued expenses and other current and noncurrent liabilities	168,271	330,252	(81,926)	(785)

Net cash provided by operating activities—(Forward)	¥1,161,213	¥1,581,692	¥1,923,366	$18,462

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2004

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2002	2003	2004	2004
Net cash provided by operating activities—(Forward)	¥1,161,213	¥1,581,692	¥1,923,366	$18,462

INVESTING ACTIVITIES:
Purchases of property and equipment	(1,237,434)	(1,315,390)	(1,657,302)	(15,908)
Proceeds from sale-leaseback		66,940
Investments in and advances to equity method investees	(362,714)
Purchases of other investments	(399,600)	(51,671)	(325,665)	(3,126)
Proceeds from sale of other investments		26,078	2,170,584	20,835
Deposit of restricted cash for, purchase of stock purchase right of and advance to Crosswave		(5,056,250)	(1,719,981)	(16,510)
Payments of guarantee deposits	(430,455)	(1,519,264)	(9,114)	(87)
Refund of guarantee deposits	1,830	31,353	683,132	6,557
Payment for refundable insurance policies	(16,103)	(19,096)	(21,007)	(202)
Refund from insurance policies	6,115	8,392	7,432	71
Other	(18,837)	(49,013)	19,458	187

Net cash used in investing activities	(2,457,198)	(7,877,921)	(852,463)	(8,183)

FINANCING ACTIVITIES:
Proceeds from issuance of long-term borrowings	2,000,000	2,000,000	400,000	3,839
Repayments of long-term borrowings		(1,400,000)	(1,943,735)	(18,657)
Principal payments under capital leases	(2,037,133)	(2,475,433)	(2,733,012)	(26,234)
Net increase (decrease) in short-term borrowings	(1,799,768)	1,003,367	1,740,495	16,707
Repurchase of convertible notes			(3,047,460)	(29,252)
Proceeds from issuance of common stock, net of issuance cost			13,252,311	127,206
Proceeds from issuance of subsidiary stock to minority shareholders	375,000

Net cash provided by (used in) financing activities	(1,461,901)	(872,066)	7,668,599	73,609

EFFECT OF EXCHANGE RATE CHANGES ON CASH	233,098	(289,272)	(43,615)	(418)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,524,788)	(7,457,567)	8,695,887	83,470
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,570,707	11,045,919	3,588,352	34,444

CASH AND CASH EQUIVALENTS, END OF YEAR	¥11,045,919	¥3,588,352	¥12,284,239	$117,914

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2004

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2002	2003	2004	2004
ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥563,557	¥633,649	¥625,248	$6,002
Income taxes paid	26,227	22,650	48,413	465
NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	2,535,943	3,578,084	1,865,309	17,905
Exchange of common stock investment due to merger:
Market value of common shares acquired		55,448
Cost of investment		132,372

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. (“IIJ”), a Japanese corporation, was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan and is 31.6 percent owned by Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiary as of March 31, 2004. IIJ and subsidiaries (collectively, the “Company”) provide Internet access services throughout Japan and into the United States of America and into the rest of Asia through a direct connection to the A-Bone, an Internet backbone connecting the countries in the Asia Pacific region. The Company also provides Internet systems design and integration representing principally sales of Internet network systems and equipment and miscellaneous Internet access-related services.

The Company manages its business and measures results based on a single Internet-related services industry segment. Substantially all revenues are from customers operating in Japan.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred operating losses and net losses in each of the past six fiscal years, with the exception of operating income turning slightly positive for the year ended March 31, 2002. In August 2003, Crosswave Communications Inc. (“Crosswave”), the Company’s former equity method investee, filed a voluntary petition for the commencement of corporate reorganization proceeding in Japan. The Company recognized the total equity in net loss of Crosswave of ¥12,667,470 thousand and ¥1,719,981 thousand for the year ended March 31, 2003 and 2004, respectively. The Company had taken action to address Crosswave’s corporate reorganization and its financial performance such as private placements to shareholders and third parties totaling ¥13,366,073 thousand in June and September 2003. At March 31, 2004, the Company has indebtedness of ¥27,520,410 thousand including convertible notes of ¥11,832,000 thousand due March 2005 and negative working capital of ¥7,858,405 thousand. Although the Company is considering various alternatives to increase revenues and improve profitability, there can be no assurance that these actions and efforts will be successful. However, the management believes that as of March 31, 2004, the Company’s cash and cash equivalents of ¥12,284,239 thousand and available-for-sale securities of ¥6,572,985 thousand, including common stock investment in a single Japanese company of ¥5,447,680 thousand, cash provided by operating activities and continuing bank financing should provide the Company with sufficient resources to redeem the convertible notes and meet its other near term cash requirements.

Certain Significant Risks and Uncertainties—The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: advances and trends in new technologies and industry standard; competitive pressures in the form of new products or price reductions on current products; change in product mix and overall demand for products offered by the Company; changes in certain strategic relationship or customer relationship; litigation or claims against the Company based on intellectual property, product, regulatory or other factors; risk associated with change in domestic and international economic and/or political conditions or regulations; and fluctuation in stock price of available-for-sale securities which the Company owns.

The Company relies on telecommunications carriers for a significant portion of network backbone, and regional NTT subsidiaries, electric power companies and their affiliates for local connections to customers, and third-party suppliers for the use of hardware components such as routers and servers. In December 2003, in connection with an agreement with NTT Communications Corporation (“NTT Communications”), a subsidiary of NTT, all domestic operations of Crosswave were transferred to NTT Communications. As a result, almost all the contracts previously entered between the Company and Crosswave, including domestic backbone and Internet data center network services have been transferred to NTT Communications. The Company’s contracts for international backbone services have been cancelled and replaced by contracts with NTT Communications and other Japanese carriers, effective October 1, 2003. Currently, NTT Communications is a largest provider of network infrastructure. The Company believes that its use of multiple carriers, suppliers and alternative facilities significantly mitigate concentrations of credit risk. However, any disruption of telecommunication services or the inability of suppliers to deliver hardware components on a timely basis or to develop alternative sources of components could have an adverse effect on operating results.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments, accounts receivable and guarantee deposits. The Company’s management believes that the risks associated with accounts receivable is mitigated by the large number of customers comprising its customer base.

Summary of Significant Accounting Policies

Basis of Presentation—IIJ maintains its record in accordance with generally accepted accounting principles in Japan. Certain adjustment and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to generally accepted accounting principles in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory accounts.

Certain reclassifications have been made to the prior periods to conform to the current year presentation.

Translation into U.S. Dollars—IIJ maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2004 of ¥104.18 = $1 solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.

Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. (“Net Care”), IIJ Technology Inc. (“IIJ Technology”), IIJ Media Communications Inc. (“MC”) and IIJ America, Inc. (“IIJ America”) which have fiscal years ending March 31, except for IIJ America. IIJ America’s fiscal year end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements. Significant intercompany transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of impairment loss on investment in and advances to equity method investees, valuation allowances for deferred tax assets, allowance for doubtful accounts, and estimated lives of fixed assets. Actual results could differ from those estimates.

Revenue Recognition—Revenues from customer connectivity services consist principally of dedicated Internet access services and dial-up Internet access services. Dedicated Internet access services represent full-line IP services and standard-level IP services (T1 Standard and IIJ FiberAccess/F Service). Dial-up Internet access services are provided to both enterprises and individuals (IIJ4U). The term of these contracts is one year for dedicated Internet access services and generally one month for dial-up Internet access services. All these services are billed and recognized monthly on a straight-line basis.

Value-added service revenues consist principally of sales of various Internet access-related services such as firewalls services. Value-added services also include monthly fees from data center services such as housing, monitoring and security services. Other revenues under connectivity and value-added services consist principally of call-center customer support. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

Initial set up fees received in connection with connectivity services and value-added services are deferred and recognized over the contract period.

Systems integration revenues consist principally of the development of Internet network systems or design and related maintenance, monitoring and other operating services. The period for the development of the systems or designs is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer under the completed contract method. The development of the Internet network systems or design include multiple element arrangements such as planning, systems design, and construction services, and equipment and software purchased from third parties. When the equipment or system is delivered prior to other elements of the arrangement, revenue is deferred until other service elements are completed and accepted by the customer. Maintenance, monitoring and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.

Equipment sales represent revenues earned in which the Company acts as principal in the transaction, takes title to the equipment and has risks and rewards of ownership while in inventory and are reported gross as the indicators outlined in the provisions of the Emerging Issues Task Force (“EITF”) Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” are met.

Cash and Cash Equivalents—Cash and cash equivalents includes time deposit and readily marketable securities with original maturities of three months or less.

Allowance for Doubtful Accounts—An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company’s past credit loss experience and an evaluation of potential losses in the receivables outstanding.

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

Non-marketable equity and debt securities are carried at cost, however, if the value of a security has declined and is judged to be other than temporary, the security is written down to the estimated fair value.

Inventories—Inventories consist mainly of network equipment purchased for resale and work-in-process for development of Internet network systems. Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market. Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market. Inventories are reviewed periodically and items considered to be slow-moving or obsolete are written down to their estimated net realizable value.

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

Impairment of Long-Lived Assets—Long-lived assets consist principally of property and equipment, including those items leased under capital leases. On April 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material effect on the Company’s consolidated financial position and results of operations. Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment losses for long-lived assets for the three years in the period ended March 31, 2004.

Goodwill and Intangible Assets—On April 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under the statement, goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is required to be performed at adoption and annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company selected March 31 as its annual impairment testing date. Upon the adoption of the statement, the Company ceased the amortization of goodwill recorded in past business combinations and acquisitions. Additionally, the Company ceased the amortization of intangible assets that are deemed to have indefinite lives. As required by SFAS No. 142, the Company also reassessed the useful lives and the classification of its identifiable intangible assets and determined them to be appropriate.

Income Taxes—The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforwards. Valuation allowances are provided against assets that are not likely to be realized.

Foreign Currency Transactions—Foreign currency assets and liabilities, which consist substantially of cash and accounts payable for connectivity leases to international carriers denominated in U.S. dollars, are stated at the amount as computed by using year-end exchange rates and the resulting transaction gain or loss is recognized in earnings.

Derivative Financial Instruments—On April 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149 (collectively, “SFAS No. 133”) which requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In accordance with SFAS No. 133, the Company designated interest swap contracts as a hedge of the variability of cash flows to be paid related to interest on floating rate borrowings (cash flow hedge) and an effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the underlying transaction affects earnings. An ineffective portion of the gain or loss is reported in earning immediately. The cumulative effect adjustment upon the adoption of SFAS No. 133 resulted in a decrease to other comprehensive income of ¥25,594 thousand. The Company enters into contracts to hedge interest rate risks and does not enter into contracts or utilize derivatives for trading purposes. For transactions occurring after June 30, 2003, the Company adopted SFAS No.149. The adoption of SFAS No.149 had no effect on the Company’s consolidated financial position or result of operation.

Stock-Based Compensation—The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the companies recognize compensation expense in an amount equal to the excess of the quoted market price over the exercise price of the option at the grant date. For options with a vesting period, the compensation expense is charged to operations ratably over the vesting period. The Company has not recognized any stock-based compensation expense for the years ended March 31, 2002, 2003 and 2004.

In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” the following pro forma net loss and loss per share information for the years ended March 31, 2002, 2003 and 2004, including the effects of fair values associated with the warrants of IIJ Technology is presented as if the Company accounted for its stock options using the fair value method. Under the fair value method, the estimated fair value of the stock options is charged against income on a straight-line basis over the options’ vesting period:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2002	2003	2004	2004
Net loss:
As reported	¥(7,446,135)	¥(16,476,822)	¥(105,139)	$(1,009)
Addition: Total stock-based employee compensation determined under fair value based method for all awards, net of tax	1,757,087	267,387	32,020	308

Pro forma	¥(9,203,222)	¥(16,744,209)	¥(137,159)	$(1,317)

	Yen			U.S. Dollars
	2002	2003	2004	2004
Basic and diluted net loss per common shares:
As reported	¥331,234	¥732,955	¥3,316	$32
Pro forma	409,396	744,849	4,325	42

Advertising—Advertising costs are expensed as incurred.

Basic and Diluted Net Loss per Share—Basic and diluted net loss per share are computed using the weighted-average number of shares of common stock outstanding during the year. All potential common shares, shares issuable upon exercise of stock options or conversion of convertible notes, have been excluded from the computation of diluted net loss per share for all periods presented because the effect would be antidilutive. Diluted net loss per share does not include the effects of the following potential common shares:

	Year Ended March 31
	2002	2003	2004
Shares issuable under stock options	685	675	615
Shares issuable related to convertible notes on an “as-if-converted” basis	625	625	595

Other Comprehensive Income (Loss)—Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and gains or losses on cash flow hedging derivative instruments.

New Accounting Standards—In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 will not have a material effect on the Company’s consolidated financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements,” and subsequently revised in December 2003 with the issuance of FIN 46 (revised 2003). The interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the equity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company is required to apply this interpretation for periods ending after April 1, 2004. The adoption of the revised FIN 46 will not have an effect on the Company’s consolidated financial position or results of operation.

2.	OTHER INVESTMENTS

Pursuant to SFAS No. 115, all of the Company’s marketable equity securities, principally marketable shares of common stock were classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at March 31, 2003 and 2004 is as follows:

	Thousands of Yen
		Unrealized	Unrealized	Fair
March 31, 2003	Cost	Gains	Losses	Value
Available-for-sale—Equity securities	¥265,730	¥954,679	¥40,493	¥1,179,916

March 31, 2004
Available-for-sale—Equity securities	¥351,120	¥6,225,560	¥3,695	¥6,572,985

	Thousands of U.S. Dollars
		Unrealized	Unrealized	Fair
March 31, 2004	Cost	Gains	Losses	Value
Available-for-sale—Equity securities	$3,370	$59,758	$35	$63,093

In November 2003, the EITF partly reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus requires additional disclosures about unrealized losses on marketable debt and equity securities accounted for under SFAS No. 115 and No. 124, “Accounting for Certain Investments held by Not-for-Profit Organization” that are classified as either available-for-sale or held-to-maturity.

The following table provides the fair value and gross unrealized losses of the Company’s investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2004:

Thousands of Yen
Less than
	12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Marketable equity securities	Nil	Nil	¥10,300	¥3,695	¥10,300	¥3,695

Thousands of U.S. Dollars
Less than
	12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Marketable equity securities	Nil	Nil	$99	$35	$99	$35

The Company regularly reviews all of the Company’s holdings to determine if any investment are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security’s market price.

The Company’s unrealized losses on investments in marketable equity securities relates to common stock of a Japanese bank. The unrealized losses were primarily caused by the overall decline in the stock markets in Japan. The fair value of the investment is approximately 26.4% less than cost. Based on the Company’s ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, and the considerable overall market recovery during the current year, the Company does not consider the investment to be other-than temporarily impaired at March 31,2004.

Other investments include nonmarketable equity and debt securities amounting to ¥1,860,273 thousand and ¥1,358,908 thousand ($13,043 thousand) at March 31, 2003 and 2004, respectively.

Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expense), were recognized to reflect the decline in value considered to be other than temporary, totaling ¥301,580 thousand and ¥131,372 thousand, respectively, for the year ended March 31, 2002, totaling ¥15,515 thousand and ¥175,442 thousand, respectively, for the year ended March 31, 2003. Such losses on write-down of investments in certain nonmarketable equity and debt securities, included in other income (expense) were ¥229,944 thousand ($2,207 thousand) for the year ended March 31, 2004.

Loss on exchange of securities of ¥76,924 thousand ($652 thousand), included in other income (expense), for the year ended March 31, 2003, represented a non-monetary loss upon the exchange of marketable common shares in a merger transaction.

Proceeds from the sale of available-for-sale securities were ¥122,650 thousand ($1,177 thousand) for the year ended March 31, 2004. Gross realized gain of ¥55,965 thousand ($537 thousand) and gross realized loss of ¥8,925 thousand ($86 thousand) were included in other income (expense) for the year ended March 31, 2004.

In November 2003, IIJ sold all of its shares of DLJdirectSFG Securities Inc., which had been held as other investments. Proceeds and gross realized gain from this sales were ¥1,946,875 thousand and ¥1,571,875 thousand, respectively.

3.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

An analysis of allowance for doubtful accounts for the years ended March 31, 2002, 2003 and 2004 is as follows:

	Thousands of Yen
	Balance at		Provision for
	Beginning of	Credits	Doubtful	Balance at
	Year	Charged Off	Accounts	End of Year
Year ended March 31, 2002	¥139,221	¥(69,289)	¥78,482	¥147,874

Year ended March 31, 2003	¥147,874	¥(106,859)	¥84,339	¥125,354

Year ended March 31, 2004	¥125,354	¥(81,913)	¥449,164	¥492,605

Thousands of U.S. Dollars
	Balance at		Provision for
	Beginning of	Credits	Doubtful	Balance at
	Year	Charged Off	Accounts	End of Year
Year ended March 31, 2004	$1,203	$(786)	$4,311	$4,728

The provision for doubtful accounts for the year ended March 31, 2004 included accounts receivable from Crosswave of ¥395,780 thousand ($3,799 thousand) and certain other customers.

4.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES

IIJ utilizes various business units in Japan and neighboring countries to form and operate its Internet business. Businesses operated by its equity method investees include dedicated high-speed data communication services, data center services (Crosswave) through December 15, 2003, connectivity services in Asian countries (Asia Internet Holding Co., Ltd., “AIH”), multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., “Multifeed”), Web page design services (atom Co., Ltd.), data center services in Asian countries (AyalaPort Makati Inc., “AyalaPort,” and i-Heart Inc., “i-Heart”).

The Company had no guarantees or commitments to the equity method investees as of March 31, 2004.

The aggregate amounts of balances and transactions of the Company with these equity method investees other than Crosswave as of March 31, 2003 and 2004 and for each of the three years in the period ended March 31, 2004 were summarized as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2002	2003	2004	2004
Accounts receivable		¥219,019	¥95,555	$917
Accounts payable		62,065	14,152	136
Revenues	¥1,870,227	1,460,123	1,329,482	12,761
Costs and expenses	1,036,359	1,402,293	1,245,607	11,956

During each of the three years in the period ended March 31, 2004, the Company did not receive any dividends from its equity method investees.

The Company’s investments in and advances to these equity method investees and respective ownership percentage at March 31, 2003 and 2004 consisted of the following:

					Thousands of
		Thousands of Yen			U.S. Dollars
		2003		2004	2004
AIH	26.69%	¥588,452	26.69%	¥362,134	$3,476
Multifeed	28.30	180,647	28.30	197,927	1,900
atom	40.00	158,712	40.00	148,409	1,424
Other		188,209		69,682	669

Total		¥1,116,020		¥778,152	$7,469

The advances to the equity method investees, included in the above, as of March 31, 2003 and 2004 were as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2003	2004	2004
AIH Taiwan	¥75,689
i-Heart	51,246	¥51,246	$492
AyalaPort	38,392

Total	¥165,327	¥51,246	$492

Crosswave, was formed in October 1998 with ownership interests held by IIJ (40 percent), Toyota Motor Corporation (“Toyota”) (30 percent) and Sony Corporation (“Sony”) (30 percent). On August 9, 2000, Crosswave completed an initial public offering of 17,392,000 American Depository Shares (“ADSs”), representing 86,960 shares of common stock at an initial offering price of $14.00 per ADSs in the NASDAQ National Market in the United States of America. Concurrently, IIJ purchased 15,000 newly issued Crosswave common shares amounting to ¥4,565,400 thousand in the aggregate. On December 27, 2000, IIJ also purchased 3,000,000 ADSs, representing 15,000 shares of Crosswave from the market in the aggregate amount of ¥2,737,200 thousand. As a result of these transactions, the ownership of IIJ, Sony and Toyota at March 31, 2003 was 37.85 percent, 23.9 percent and 23.9 percent, respectively.

On May 21, 2002, in connection with the Crosswave Financing Facilities Agreement (the “Agreement”), the Company entered into a Cash Deficiency Support Agreement (“CDS Agreement”) with Crosswave and four Japanese commercial banks. The Agreement consists of six-year-term loans up to ¥15,000,000 thousand (“Tranche A”) and a short-term line of credit up to ¥5,000,000 thousand (“Tranche B”). Tranche A could be drawn down by Crosswave as necessary over the first two-year period, if Crosswave met certain predetermined operating targets. In December 2002, Crosswave could not meet the predetermined targets and, consequently, Crosswave’s ability to access funds from Tranche A facility was suspended by the banks. In accordance with the provisions of the CDS Agreement, the Company deposited ¥5,000,000 thousand into a restricted account with a participating bank in May 2002. Under the terms of the CDS Agreement, the deposited cash was restricted over the period in which the Crosswave loans were outstanding and could only be used for debt service in the event Crosswave was otherwise unable to meet scheduled payments under the Agreement. Any such restricted cash used for debt service would result in a corresponding unsecured funding to Crosswave by the Company that would be subordinate to the Crosswave loans outstanding under the Agreement.

In May and June 2003, the Company made unsecured loans of ¥1,719,981 thousand ($16,510 thousand) in total to Crosswave with interest at the short-term prime rate plus 0.3 percent (1.675 percent) p.a. in order for Crosswave to meet its scheduled debt service obligation. Original maturity of the loans was July 31, 2003, which was extended to September 30, 2003.

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

As a result of the voluntary petition for the commencement of corporate reorganization proceedings by Crosswave, the ¥5,000,000 thousand deposited cash was used by the banks for debt service and Crosswave is deemed to have received a loan from the Company for the same amount. Any recovery from Crosswave on this loan, however, is required to be paid to the banks until such point as they have been paid in full. The Company is not liable under the terms of the CDS Agreement for any amounts in addition to this amount of ¥5 billion ($47,994 thousand).

The Company recorded an equity method loss of Crosswave of ¥5,514,383 thousand for the year ended March 31, 2003, based on unaudited net loss information publicly disclosed by Crosswave prior to the commencement of corporate reorganization proceedings by Crosswave and not reflecting any adjustments which may have been required in respect thereof. In addition, the Company assessed the impairment of its investment in and deposits for Crosswave considering an evaluation of the recoverability of the equity investee’s underlying net assets through sale or future operations upon emergence from bankruptcy and recognized an impairment loss on investment in and deposits for Crosswave of ¥7,153,087 thousand as of March 31, 2003. This impairment loss consisted of the carrying amount of the investment of ¥2,098,762 thousand, the realized gain of related foreign currency translation adjustments of ¥1,925 thousand, stock purchase rights of ¥56,250 thousand and deposits of ¥5,000,000 thousand under the CDS Agreement.

The loans of ¥1,719,981 thousand ($16,510 thousand) made by the Company in May and June 2003 to Crosswave and accounts receivable from Crosswave of ¥395,780 thousand ($3,799 thousand) as of August 19, 2003 were written off in the year ended March 31, 2004.

On December 15, 2003, all operations of Crosswave, excluding operations for international services, were transferred to NTT Communications. Almost all the contracts previously between Crosswave and the Company, including network operating leases represented approximately 70.9 percent and 46.7 percent of total domestic backbone costs for the years ended March 31, 2003 and 2004, respectively, have been transferred to NTT Communications (no penalties or additional costs have been or will be charged to the Company upon the transfer or in the remaining contract periods). The contracts for international backbone service with Crosswave which represent approximately 29.8 percent and 23.2 percent of total international backbone costs for the years ended March 31, 2003 and 2004, respectively, were canceled on September 30, 2003 without penalties, and corresponding international network contracts were entered into with NTT and KDDI, effective October 1, 2003.

The amounts of balances and transactions of the Company with Crosswave as of March 31, 2003 and 2004 and for each of the three years in the period ended March 31, 2004 are summarized as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2002	2003	2004	2004
Accounts receivable		¥493,694	¥19,095	$183
Accounts payable		670,920
Guarantees		3,200
Revenues	¥2,641,976	2,641,438	1,196,080	11,481
Costs and expenses	4,526,458	6,199,229	4,816,146	46,229

Revenues from Crosswave consist principally of dedicated Internet access services, monitoring services and sales of network systems. Revenues, and costs and expense for the year ended March 31, 2004 , shown in the table above, include those recognized after Crosswave’s filling voluntary petition of corporate reorganization , which amounted to ¥425,597 thousand and ¥1,820,518 thousand, respectively.

IIJ’s sale of network systems to Crosswave amounted to ¥1,078,863 thousand, ¥1,160,638 thousand and ¥27,641 thousand ($265 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively. Related cost of purchased equipment sold amounted to ¥949,537 thousand, ¥1,106,373 thousand and ¥26,665 thousand ($256 thousand), respectively.

Cost and expenses incurred from transactions with Crosswave mainly consist of the cost of dedicated high-speed data communication services.

The major financial accounts of Crosswave as of March 31, 2003 and for the years ended March 31, 2002 and 2003 were as follows:

Thousands of Yen
2003
(Unaudited)
Current assets	¥5,523,399
Noncurrent assets	66,765,619

Total assets	¥72,289,018

Current liabilities	¥22,447,349
Noncurrent liabilities	47,559,884

Total liabilities	¥70,007,233

	Thousands of Yen
	2002	2003
		(Unaudited)
Revenues	¥9,487,603	¥18,449,852
Costs and expenses	22,352,415	31,083,502

Operating loss	(12,864,812)	(12,633,650)
Other income (expense)—net	(536,337)	(2,030,892)

Loss before minority interests	(13,401,149)	(14,664,542)
Minority interests in consolidated subsidiaries	4,623	13,666

Net loss	¥(13,396,526)	¥(14,650,876)

5.	PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2003 and 2004 consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2003	2004	2004
Data communications equipment	¥846,631	¥945,006	$9,070
Office and other equipment	480,941	659,307	6,329
Leasehold improvements	409,398	838,592	8,049
Purchased software	4,552,181	4,890,797	46,946
Capitalized leases, primarily data communications equipment	10,810,872	10,420,774	100,027
Construction in progress	15,000

Total	17,115,023	17,754,476	170,421
Less accumulated depreciation and amortization	(7,963,451)	(9,152,571)	(87,853)

Property and equipment—net	¥9,151,572	¥8,601,905	$82,568

6.	GOODWILL AND INTANGIBLE ASSETS

The following table provides pro forma results for the year ended March 31, 2002, as if non-amortization provisions of SFAS No. 142 had been applied in 2002, compared with the years ended March 31, 2003 and 2004:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2002	2003	2004	2004
Reported net loss	¥(7,446,135)	¥(16,476,822)	¥(105,139)	$(1,009)
Add back:
Goodwill amortization	21,324
Equity method goodwill amortization	356,734
Telephone rights amortization	21,470

Adjusted net loss	¥(7,046,607)	¥(16,476,822)	¥(105,139)	$(1,009)

Basic and diluted net loss per share for each of the three years in the period ended March 31, 2004 are as follows:

	Yen			U.S. Dollars
	2002	2003	2004	2004
Reported net loss per share	¥(331,234)	¥(732,955)	¥(3,316)	$(32)
Add back:
Goodwill amortization	949
Equity method goodwill amortization	15,869
Telephone rights amortization	955

Adjusted net loss per share	¥(313,461)	¥(732,955)	¥(3,316)	$(32)

The components of intangible assets as of March 31, 2003 and 2004 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2003	2004	2004
Non-amortized intangible assets:
Telephone rights	¥162,323	¥113,813	$1,093
Goodwill	27,528	27,528	264

Total intangible assets	¥189,851	¥141,341	$1,357

The company recorded a disposal loss of ¥48,201 thousand on telephone rights, which were not used by the Company upon cancellation of the contracts for the usage of telephone circuits for dial-up access services and the disposal loss was included in general and administrative expenses for the year ended March 31, 2004.

No goodwill was acquired or impaired during the year ended March 31, 2004.

7.	LEASES

The Company enters into, in the normal course of business, various leases for domestic and international backbone services, office premises, network operation centers and data communications and other equipment. Certain leases that meet one or more of the criteria set forth in the provision of SFAS No. 13, “Accounting for leases” have been classified as capital leases and the others have been classified as operating leases.

Operating Leases—The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ’s network. The leases for domestic backbone connectivity are generally either non-cancelable for a minimum one-year lease period or cancelable during a lease period of three years, with a significant penalty for cancellation (35 percent). The leases for international backbone connectivity as of March 31, 2004 are entered into with carriers for lease periods ranging from one to two years and are substantially non-cancelable. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2007 and also leases its network operation centers under non-cancelable operating leases.

Refundable guarantee deposits as of March 31, 2003 and 2004 consist of as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2003	2004	2004
Head office	¥1,705,036	¥1,705,036	$16,366
Sales and subsidiaries offices	458,299	324,003	3,110
Others	42,317	46,084	443

Total refundable guarantee deposits	¥2,205,652	¥2,075,123	$19,919

Lease expenses related to backbone lines for the years ended March 31, 2002, 2003 and 2004 amounted to ¥5,656,116 thousand, ¥5,235,517 thousand and ¥4,719,638 thousand ($45,303 thousand), respectively. Lease expenses for local access lines for the years ended March 31, 2002, 2003 and 2004, which are only attributable to dedicated access revenues, amounted to ¥3,872,101 thousand, ¥3,861,955 thousand and ¥3,500,468 thousand ($33,600 thousand), respectively. Other lease expenses for the years ended March 31, 2002, 2003 and 2004 amounted to ¥2,764,026 thousand, ¥3,551,006 thousand and ¥3,786,739 thousand ($36,348 thousand), respectively.

The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥88,895 thousand ($853 thousand) for the year ended March 31, 2004.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥10,810,872 thousand and ¥5,000,233 thousand at March 31, 2003 and ¥10,420,774 thousand ($100,027 thousand) and ¥5,422,186 thousand ($52,046 thousand) at March 31, 2004, respectively.

As of March 31, 2004, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	Connectivity			Connectivity
	Lines	Other		Lines	Other
	Operating	Operating	Capital	Operating	Operating	Capital
	Leases	Leases	Leases	Leases	Leases	Leases
Year ending March 31:
2005	¥190,176	¥1,722,343	¥2,524,685	$1,825	$16,532	$24,234
2006	45,088	1,582,036	1,704,832	433	15,186	16,364
2007		76,119	923,468		730	8,864
2008		18,196	254,148		175	2,440
2009		18,196	82,136		175	788
2010 and thereafter		103,110	18,745		990	180

Total minimum lease payments	¥235,264	¥3,520,000	5,508,014	$2,258	$33,788	52,870

Less amounts representing interest			239,962			2,303

Present value of net minimum capital lease payments			5,268,052			50,567
Less current portion			2,387,754			22,920

Noncurrent portion			¥2,880,298			$27,647

Minimum payments have not been reduced by minimum sublease revenues, due in the future under noncancelable subleases, of ¥412,430 thousand ($3,959 thousand) and ¥393,583 thousand ($3,778 thousand) for the years ended March 31, 2005 and 2006, respectively.

8.	BORROWINGS AND CONVERTIBLE NOTES

Short-term borrowings at March 31, 2003 and 2004 consist of bank overdrafts. Short-term borrowings bear fixed-rate interest and their weighted average rates at March 31, 2003 and 2004 were 1.375 percent and 1.464 percent, respectively.

Long-term borrowings as of March 31, 2003 and 2004 consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2003	2004	2004
Unsecured long-term loans payable to banks, maturing at various dates through 2007 (see Note 14). Weighted average interest rates were 1.767 percent and 1.686 percent at March 31, 2003 and 2004, respectively.	¥1,400,000	¥1,000,000	$9,599
Unsecured long-term loans payable to banks, maturing at various dates through 2007 (see Note 14). Interest is payable at a variable rate based on TIBOR which was 0.08 percent and 0.09 percent as of March 31, 2003 and 2004, respectively. Weighted average interest rates were 0.916 percent and 0.987 percent at March 31, 2003 and 2004, respectively.	3,000,000	2,400,000	23,037
Long-term installments loan payable at various dates through 2007. Weighted average interest rates were 2.55 percent and 2.55 percent at March 31, 2003 and 2004, respectively.	1,000,000	456,265	4,379

Total	5,400,000	3,856,265	37,015
Less current portion	(1,943,735)	(1,548,246)	(14,861)

Long-term borrowings, less current portion	¥3,456,265	¥2,308,019	$22,154

The Company entered into interest rate swap contracts to manage its interest rate exposure resulting in a fixed interest rate for a portion of its long-term debt. The effective weighted average interest rates for ¥3,000,000 thousand and ¥2,400,000 thousand ($23,037 thousand) of the long-term loan outstanding at March 31, 2003 and 2004 after giving effect to such swap agreements were 1.787 percent and 1.748 percent per annum, respectively (see Note 14).

On March 14, 2003, the Company entered into a long-term installment loan agreement with a leasing company to finance the payment for rental deposits given to other lessor for its new head office. The principal of the loan is ¥456,265 thousand ($4,379 thousand) and the loan is secured by a first priority pledge against a claim for the guarantee deposits of ¥1,705,036 thousand ($16,366 thousand) at March 31, 2004.

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral or guarantees with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default. The Company provided banks with collateral for outstanding loans by means of establishing a second priority pledge against the refundable guarantee of ¥1,705,036 thousand ($16,366 thousand) at March 31, 2004.

Annual maturities of long-term borrowings outstanding as of March 31, 2004 are as follows:

Year Ending		Thousands of
March 31	Thousands of Yen	U.S. Dollars
2005	¥1,548,246	$14,861
2006	1,152,056	11,058
2007	1,155,963	11,096

Total	¥3,856,265	$37,015

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2004 was ¥800,906 thousand ($7,688 thousand).

The 1.750 percent unsecured yen convertible notes due March 2005 in the aggregate principal amount of ¥15,000,000 thousand ($127,043 thousand) were issued on April 11, 2000. The notes are convertible at the option of the holders currently at ¥19,875 thousand ($168 thousand) per share at any time on or before March 15, 2005. The notes are currently redeemable at the Company’s option at any time before March 15, 2005, in whole or in part, at par with unpaid and accrued interest; provided that the closing trading price for the Company’s shares for a certain period prior to giving notice of redemption is of at least 140 percent of the conversion price.

In October and November 2003, IIJ repurchased a portion of its 1.750 percent unsecured yen convertible notes, with an aggregate face value of ¥3,168,000 thousand ($30,409 thousand), for ¥3,047,460 thousand ($29,252 thousand) in the open market, resulting in realized gain of ¥120,540 thousand ($1,157 thousand). A portion of deferred issuance cost, amounting to ¥31,565 thousand ($303 thousand), corresponding to the repurchased convertible notes was charged to income and was offset against the gain. The net realized gain on retirement of these convertible notes was presented as other income.

9.	INCOME TAXES

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 42 percent for the years ended March 31, 2002, 2003 and 2004, respectively. Total income tax recognized for the years ended March 31, 2002, 2003 and 2004 are applicable to the following:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2002	2003	2004	2004
Income tax expense (benefit):
Current	¥17,794	¥25,581	¥30,560	$293
Deferred (benefit)	1,081,241	885,784	(2,163,571)	(20,767)
Other comprehensive income	(1,266,877)	(888,213)	2,165,547	20,786

Total income tax expense (benefit)	¥(167,842)	¥23,152	¥32,536	$312

Amendments to Japanese tax regulations were enacted into law on March 31, 2003. As a result, normal Japanese statutory rates will be reduced by 1.0 percent to 41.0 percent, effective from the fiscal year beginning April 1, 2004.

Loss from operations before income tax expense (benefit) consists of the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2002	2003	2004	2004
Domestic	¥(735,359)	¥(2,824,286)	¥(535,648)	$(5,142)
Foreign	(154,126)	(116,036)	67,984	653

Total	¥(889,485)	¥(2,940,322)	¥(467,664)	$(4,489)

Net deferred income tax assets and liabilities at March 31, 2003 are reflected on the accompanying consolidated balance sheets under captions of other current assets in the amount of ¥2,429 thousand ($21 thousand).

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2003 and 2004 was as follows:

					Thousands of
	Thousands of Yen				U.S. Dollars
	2003		2004		2004
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Unrealized gains on available-for-sale securities		¥372,988		¥2,553,894		$24,514
Valuation of limited partnership investments for tax purpose		34,667		39,374		378
Capitalized leases	¥69,197		¥46,666		$448
Accrued expenses	152,253		206,437		1,982
Retirement and pension cost	32,886		26,093		250
Convertible notes issue cost		81,304		32,223		309
Stock issue cost	635		31,095		299
Allowance for doubtful accounts	21,617		1,476,628		14,174
Depreciation	46,808		32,147		309
Impairment loss on investment in and deposits for Crosswave	3,748,580
Operating loss carryforward	8,800,850		11,331,442		108,768
Other	136,701	13,629	119,433	4,523	1,145	44

Total	13,009,527	502,588	13,269,941	2,630,014	127,375	25,245
Valuation allowance	(12,504,510)		(10,639,927)		(102,130)

Total	¥505,017	¥502,588	¥2,630,014	¥2,630,014	$25,245	$25,245

As of March 31, 2003 and 2004, the valuation allowance for deferred tax assets has been provided at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥1,558,780 thousand, and an increase of ¥10,252,616 thousand and a decrease of ¥1,864,583 thousand ($17,898 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

As of March 31, 2004, IIJ, certain domestic subsidiaries and IIJ America, a U.S. subsidiary, had tax operating loss carryforwards of ¥25,593,681 thousand ($245,668 thousand), ¥1,101,011 thousand ($10,568 thousand) and $8,465 thousand, respectively. These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2009 in Japan and December 31, 2022 in the United States of America as follows:

Year Ending		Thousands of
March 31	Thousands of Yen	U.S. Dollars
2005	¥2,909,955	$27,932
2006	1,233,844	11,843
2007	962,372	9,238
2008	13,790,992	132,377
2009 and thereafter	8,679,362	83,311

Total	¥27,576,525	$264,701

Due to the change in Japanese income tax laws and regulations effective for tax years beginning on or after April 1, 2004, the expiration period for tax loss carryforwards in Japan was extended from five to seven years for losses incurred for years beginning on or after April 1, 2001, resulting in the tax loss carryforward expiring in 2011.

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2004 is as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2002	2003	2004	2004
Amount computed by using normal Japanese statutory tax rate	¥(373,584)	¥(1,234,935)	¥(196,419)	$(1,885)
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	(23,214)	37,324	11,080	106
Inhabitant tax-per capital	17,795	25,581	30,560	293
Increase (decrease) in valuation allowance	1,557,870	10,304,655	(1,711,538)	(16,429)
Realization of tax benefit of operating loss carryforwards of subsidiaries	(18,275)	(28,091)	(51,994)	(499)
Tax benefit on losses of equity method investee			(80,355)	(771)
Expiration of operating loss carryforwards			611,498	5,870
Effect of change in tax rate		327,811	(42,034)	(403)
Tax benefit on losses of Crosswave		(8,550,718)	(722,098)	(6,931)
Other—net	(61,557)	29,738	18,289	175

Income tax expense (benefit) as reported	¥1,099,035	¥911,365	¥(2,133,011)	$(20,474)

10.	RETIREMENT AND PENSION PLANS

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

The Company adopted revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised standard requires new disclosures in addition to those required by the original standard about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans.

Net periodic pension cost for the years ended March 31, 2002, 2003 and 2004 included the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2002	2003	2004	2004
Service cost	¥115,258	¥142,432	¥150,149	$1,441
Interest cost	6,930	9,433	8,809	85
Expected return on plan assets	(6,733)	(8,499)	(11,722)	(113)
Amortization of transition obligation	402	402	402	4
Recognized net actuarial loss		509	575	6

Net periodic pension cost	¥115,857	¥144,277	¥148,213	$1,423

The funded status as of March 31, 2003 and 2004 is as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2003	2004	2004
Change in benefit obligation:
Benefit obligation at beginning of year	¥471,656	¥587,217	$5,637
Service cost	142,432	150,149	1,441
Interest cost	9,433	8,809	85
Actuarial (gain) loss	(23,635)	207,133	1,988
Benefit paid	(12,669)	(19,339)	(186)

Benefit obligation at end of year	¥587,217	¥933,969	$8,965

Change in plan assets:
Fair value of plan assets at beginning of year	¥339,951	¥468,896	$4,501
Actual return on plan assets	(22,903)	41,713	400
Employer contribution	160,086	158,446	1,521
Benefits paid	(8,238)	(12,612)	(121)

Fair value of plan assets at end of year	¥468,896	¥656,443	$6,301

Funded status	¥(118,321)	¥(277,526)	$(2,664)
Unrecognized actuarial loss	32,498	209,065	2,007
Unrecognized transition obligation	5,222	4,820	46

Net amount recognized	¥(80,601)	¥(63,641)	$(611)

Accumulated benefit obligation	¥420,031	¥529,360	$5,081

Amounts recognized in the consolidated balance sheets consist of accrued retirement and pension costs of ¥80,601 thousand as of March 31, 2003, and prepaid pension costs of ¥9,046 thousand ($87 thousand) and accrued retirement and pension costs of ¥72,687 thousand ($698 thousand) as of March 31, 2004.

The Company uses a March 31 measurement date for all its plans.

Actuarial assumptions as of March 31:

	Benefit		Net Periodic
	Obligations		Costs
	2003	2004	2003	2004
Discount rate	1.5%	1.6%	2.0%	1.5%
Expected long-term rate of return on plan assets			2.5	2.5
Rate of compensation in increase	2.0	3.25	3.0	2.0

The Company sets the discount rate assumption annually at March 31 to reflect the market yield of Japanese Government Bonds matched against the average remaining service period of employees.

The basis for determining the long-term rate of returns is a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company.

IIJ’s funding policies with respect to the noncontributory plan are generally to contribute amounts considered tax deductible under applicable income tax regulations. Plan assets, including pension trust funds managed by a life insurance company, consist of Japanese Government Bonds, other debt securities and marketable equity securities. Plan assets managed by the insurance company are included in pooled investment portfolios.

The Company’s investment strategy for the plan assets is to manage the assets in order to pay retirement benefits to plan participants while minimizing cash contributions from the Company over the life of the plans. This is accomplished by preserving capital through diversification in equity and debt securities based on portfolio determined by the insurance company forecasting macroeconomics in order to maximize long-term rate of return, while considering the liquidity need of the plans.

The Company’s pension plan asset allocations as of March 31, 2003 and 2004 by asset category are as follows:

	2003	2004
Asset category:
Equity securities	18.7%	23.6%
Debt securities	19.9	18.6
Life insurance pooled investment portfolios	58.3	53.0
Other	3.1	4.8

Total	100.0%	100.0%

The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 14 years and 21 years, respectively.

Contributions due and paid during the years ended March 31, 2002, 2003 and 2004 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥234,148 thousand, ¥309,787 thousand and ¥344,900 thousand ($3,311 thousand), respectively.

IIJ expects to contribute ¥155,786 thousand ($1,495 thousand) to its pension plan in the year ending March 31, 2005.

Under the Japanese Commercial Code (the “Code”), the amount of retirement benefits for retiring directors and statutory auditors are required to be approved by the shareholders. The benefit of ¥4,630 thousand to a retiring director was approved by the shareholders at a general meeting of shareholders on June 26, 2002, and accrued and paid. There were no benefits determined or paid to retired directors or corporate auditors for each of three years other than above benefit.

11.	SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

IIJ is subject to the Code to which certain amendments became effective on October 1, 2001.

Prior to October 1, 2001, the Code required at least 50 percent of the issue price of new shares, with a minimum of the par value thereof, to be designated as the common stock account as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as the common stock account were credited to capital surplus. Effective October 1, 2001, the Code was revised and common stock par values were eliminated, resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions beginning April 1, 2002, there by allowing IIJ to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock, cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

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

Prior to October 1, 2001, the Code provided that an amount at least equal to 10 percent of the aggregate amount of cash and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25 percent of the common stock account. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside total capital surplus and legal reserve equals 25 percent of the common stock account. The amount of total capital surplus and legal reserve which exceeds 25 percent of the common stock account can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends. In addition, the Code permits to transfer a portion of legal reserve to the common stock account by resolution of the Board of Directors.

On June 27, 2003, IIJ issued 3,265 new shares of common stock at ¥418,200 per share for ¥1,365,423 thousand ($13,106 thousand) by a private placement to third parties in Japan. The proceeds from the private placement were used as working capital of the Company.

On September 17, 2003, mainly in order to provide for the redemption of the convertible notes due March 2005, IIJ issued 12,615 new shares of common stock at ¥951,300 per share for ¥12,000,650 thousand ($115,191 thousand) by a private placement in Japan to NTT for ¥9,603,374 thousand ($92,181 thousand), NTT Communications for ¥749,624 thousand ($7,195 thousand), a wholly owned subsidiary of NTT, ITOCHU Corporation and Sumitomo Corporation for each ¥499,432 thousand ($4,794 thousand) and three other companies for ¥648,787 thousand ($6,228 thousand). As a result of the transaction, the total number of IIJ’s outstanding common shares increased to 38,360 shares, and NTT and its subsidiary own 31.6 percent of IIJ’s outstanding common shares. Concurrently, IIJ entered into a Subscription Agreement with NTT under which IIJ allows NTT to nominate up to three persons as directors or statutory auditors, subject to approval by IIJ’s shareholders. The agreement also provides NTT with preemptive rights to subscribe to any additional future issuances by IIJ in order to maintain its shareholding. In addition, IIJ and NTT agreed to undertake efforts to jointly engage in the development of broadband and information technology and other related business, to expand the business relationship between the two parties in connection with new business opportunities of IIJ and discuss secondment of employees to each other.

Upon completion of this transaction, NTT and its subsidiaries are significant related parties of the Company. The Company entered into a number of different types of transactions with NTT and its subsidiaries including purchases of wireline telecommunication services for Company’s offices. For the Company’s connectivity and value added services, the Company purchases international and domestic backbone services, local access lines and rental rack space in data centers from NTT and its subsidiaries. The Company sold to NTT and its subsidiaries its services including OEM services, system integration services and monitoring services for their data centers.

The amounts of balances and major transactions of the Company with NTT and subsidiaries as of March 31, 2003 and 2004 and for the each of the three years in the period ended March 31, 2004, are summarized as follows.

				Thousands of
	Thousands of Yen			U.S. Dollars
	2002	2003	2004	2004
Accounts receivable		¥68,618	¥409,459	$3,930
Accounts payable		202,336	721,930	6,930
Revenues	¥250,735	335,620	954,341	9,161
Costs and expenses	3,498,683	2,992,477	4,531,189	43,494

Stock Option Plans—In May 2000, IIJ granted 295 options to 34 directors and employees. The options vested 100 percent on April 8, 2002 and are exercisable for eight years from that date. In August 2001, IIJ granted 395 options to 44 directors and employees. The options vested 100 percent on June 28, 2003 and are exercisable for eight years from that date. No options were available for additional grant as of March 31, 2004. No compensation expense has been recognized in the consolidated statements of operations pursuant to APB No. 25, because the exercise price was greater than the market price on the dates of grant. In March 2000, IIJ Technology issued bonds with 2,000 detachable warrants in the amount of ¥600,000 thousand. The bonds were repurchased in April 2000 and warrants to purchase the subsidiary’s 775 common shares at an exercise price of ¥300,000 per share based on fair market value were immediately purchased by certain officers and employees of the Company and the subsidiary. One thousand warrants were purchased and maintained by the Company. Warrants are exercisable upon issuance. All of the warrants of IIJ Technology remain outstanding as of March 31, 2004.

The following table summarizes the transactions of IIJ’s stock option plans for the three years in the period ended March 31, 2004:

		Thousands of Yen
		Weighted Average
		Exercise Price per
	Number of Shares	Common Shares
Unexercised options outstanding—April 1, 2001	290	¥13,056
Options granted	395	2,018
Options exercised
Options forfeited

Unexercised options outstanding—March 31, 2002	685	¥6,691
Options granted
Options exercised
Options forfeited	10	7,537

Unexercised options outstanding—March 31, 2003	675	¥6,678
Options granted
Options exercised
Options forfeited	60	9,364

Unexercised options outstanding—March 31, 2004	615	¥5,315

Summarized information about stock options outstanding as of March 31, 2004 is as follows:

	Outstanding		Exercisable
Exercise Price	Number of	Remaining Life	Number of
(Thousands of Yen)	Options	(in Years)	Options
¥10,817	245	6	245
1,672	370	7.3	370

The fair value of IIJ’s options reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2001	2002
Stock options:
Expected life from vesting date (in years)	4.0	4.0
Risk-free interest rates	1.39%	0.72%
Volatility	148%	51%
Dividend yield

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Based upon the above assumptions, the fair value of IIJ’s stock options granted during the years ended March 31, 2001 and 2002 were ¥11,875 thousand per common share and ¥621 thousand per common share, as compared to corresponding original exercise price of ¥13,056 thousand and ¥2,018 thousand, respectively.

12.	OTHER COMPREHENSIVE INCOME

The change in each component of other comprehensive income (loss) for the years ended March 31, 2002, 2003 and 2004 is as follows:

	Thousands of Yen
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2002:
Foreign currency translation adjustments	¥26,933		¥26,933

Unrealized holding gain (loss) on securities:
Amount arising during the period	(3,318,017)	¥1,393,538	(1,924,479)
Less: Reclassification adjustments for losses included in net loss	301,580	(126,661)	174,919

Net unrealized holding gain (loss) during the period	(3,016,437)	1,266,877	(1,749,560)

Loss on cash flow hedging derivative instruments:
Effect of adopting SFAS No. 133	(25,594)		(25,594)
Amount arising during the period	(22,385)		(22,385)
Less: Reclassification adjustments for losses included in net loss	14,272		14,272

Net loss on cash flow hedging derivative instruments	(33,707)		(33,707)

Other comprehensive income (loss)	¥(3,023,211)	¥1,266,877	¥(1,756,334)

Year ended March 31, 2003:
Foreign currency translation adjustments	¥(22,423)		¥(22,423)

Unrealized holding gain (loss) on securities:
Amount arising during the period	(2,207,010)	¥927,041	(1,279,969)
Less: Reclassification adjustments for losses included in net loss	92,439	(38,828)	53,611

Net unrealized holding gain (loss) during the period	(2,114,571)	888,213	(1,226,358)

Loss on cash flow hedging derivative instruments:
Amount arising during the period	(30,452)		(30,452)
Less: Reclassification adjustments for losses included in net loss	26,438		26,438

Net loss on cash flow hedging derivative instruments	(4,014)		(4,014)

Other comprehensive income (loss)	¥(2,141,008)	¥888,213	¥(1,252,795)

	Thousands of Yen
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2004:
Foreign currency translation adjustments	¥(45,582)		¥(45,582)
Unrealized holding gain (loss) on securities:
Amount arising during the period	5,354,719	¥(2,184,739)	3,169,980
Less: Reclassification adjustments for gains included in net loss	(47,040)	19,192	(27,848)

Net unrealized holding gain (loss) during the period	5,307,679	(2,165,547)	3,142,132

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(7,561)		(7,561)
Less: Reclassification adjustments for losses included in net loss	26,303		26,303

Net gain on cash flow hedging derivative instruments	18,742		18,742

Other comprehensive income (loss)	¥5,280,839	¥(2,165,547)	¥3,115,292

	Thousands of U.S. Dollars
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2004:
Foreign currency translation adjustments	$(438)		$(438)
Unrealized holding gain (loss) on securities:
Amount arising during the period	51,398	$(20,970)	30,428
Less: Reclassification adjustments for gains included in net loss	(451)	184	(267)

Net unrealized holding gain (loss) during the period	50,947	(20,786)	30,161

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(72)		(72)
Less: Reclassification adjustments for losses included in net loss	252		252

Net gain on cash flow hedging derivative instruments	180		180

Other comprehensive income (loss)	$50,689	$(20,786)	$29,903

The components of accumulated other comprehensive income (loss) at March 31, 2003 and 2004 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2003	2004	2004
Foreign currency translation adjustments	¥38,145	¥(7,437)	$(71)
Net unrealized holding gain on securities—net of tax	529,842	3,671,974	35,246
Loss on cash flow hedging derivative instruments	(37,721)	(18,979)	(182)

	¥530,266	¥3,645,558	$34,993

13.	COMMITMENTS AND CONTINGENT LIABILITIES

The Company adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. With respect to initial recognition and initial measurement of guarantees, the adoption of FIN 45 had no effect on the Company’s financial position or results of operations for the year ended March 31, 2004.

In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming IIJ, certain of its officers and directors as defendants, and underwriters of IIJ’s initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinate proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of IIJ’s initial public offering violated the securities laws (i) by failing to disclose in the offering’s registration statement certain alleged compensation arrangements entered into with the underwriters’ clients, such as undisclosed commissions or tie-in agreements to purchase stock in the after-market, and (ii) by engaging in manipulative practices to artificially inflate the price of IIJ’s stock in the after-market subsequent to the initial public offering. On July 15, 2002, the Company joined in an ‘omnibus’ motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. In June 2003, the Company approved a settlement with the plaintiffs in this matter. In June 2004, the Company along with the plaintiffs, the insurers, and virtually all of the other solvent issuer companies in the coordinate cases, executed an agreement of settlement, which has been submitted to the United States District Court for the Southern District of New York for preliminary approval. The settlement releases IIJ and the individual defendants for liability for the conduct alleged in the action. Under the settlement, the Company agreed to assign away, not assert, or release certain potential claims the Company may have against IIJ’s underwriters. Approximately 260 defendant issuers participated in this settlement. As to financial impact on the Company, the settlement provides that the class members will be guaranteed $1 billion (¥104 billion ) in recoveries by the insurers of the issuers. In addition to IIJ’s portion of the proposed settlement, some of the continuing legal expenses incurred in connection with the partial settlement would be borne by IIJ’s insurer based on the settlement agreement and an individual agreement between IIJ and IIJ’s insurer. Consequently, the Company believes that there will be no significant financial impact on the Company as a result of this matter.

In addition to the foregoing, the Company is a party to other suits and claims that arise in the normal course of business. The negative adverse outcome of such suits and claims would not have a significant impact on the financial statements.

14.	DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

Interest Rate Swap Agreement—The Company is exposed to changes in interest rates that are associated with long-term bank borrowings. The Company’s policy on managing the interest rate risk is to hedge the exposure to variability in future cash flows of floating rate interest payments on the long-term bank borrowings. In order to reduce cash flow risk exposures on floating rate borrowings, the Company utilizes interest rate swap agreements to convert a floating rate borrowing to a fixed rate borrowing.

The Company is also exposed to credit-related losses in the event of non-performance by counterparties to interest rate swaps, but it is not expected that any counterparties will fail to meet their obligations, because counterparties are internationally recognized financial institution.

Changes in fair value of interest rate swaps designated as hedging instrument is reported in accumulated other comprehensive income during the years ended March 31, 2003 and 2004. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the hedged bank borrowings affect earnings. The term, notional amount and repricing date of interest rate swaps exactly match those of the long-term borrowings. The swap terms are “at the market,” so they have zero value at inception. Thus, there was no ineffectiveness recognized in earning for the years ended March 31, 2002, 2003 and 2004. For the years ended March 31, 2002, 2003 and 2004, net derivative loss of ¥14,272 thousand, ¥26,438 thousand and ¥26,303 thousand ($252 thousand) were reclassified to interest expense, respectively.

Approximately ¥18,275 thousand ($175 thousand) of accumulated other comprehensive loss related to the interest rate swaps are expected to be reclassified as an adjustment to interest expense as a yield adjustment of the hedged bank borrowings within the next 12 months.

Fair Value—In the normal course of business, the Company invests in financial assets and incurs financial liabilities. To estimate the fair value of those financial assets, liabilities and derivatives, the Company used quoted market prices to the extent that they were available. Where a quoted market price is not available, the Company estimates fair value using primarily the discounted cash flow method. For certain financial assets and liabilities, such as trade receivables and trade payables, which are expected to be collected and settled within one year, the Company assumed that the carrying amount approximates fair value due to their short maturities. Investment for which is not practicable are investments in a number of unaffiliated and unlisted smaller sized companies and the estimate of their fair values cannot be made without incurring excessive costs. Refundable insurance policies are carried at cash surrender value. The carrying amounts or notional amounts and fair value of financial instruments are summarized below:

					Thousands of
	Thousands of Yen				U.S. Dollars
	2003		2004		2004
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount or	Value	Amount or	Value	Amount or	Value
	Notional	or Gain	Notional	or Gain	Notional	or Gain
	Amount	(Loss)	Amount	(Loss)	Amount	(Loss)
Other investments for which it is:
Practicable to estimate fair value	¥1,179,916	¥1,179,916	¥6,572,985	¥6,572,985	$63,093	$63,093
Not practicable	1,860,273		1,358,908		13,043
Noncurrent refundable insurance policies (other assets)	42,180	42,180	55,753	55,753	535	535
Long-term borrowings, installment payable and convertible notes, including current portion	20,400,000	18,004,239	15,688,265	15,570,181	150,588	149,455
Interest rate swap contracts	3,000,000	(37,721)	2,400,000	(18,979)	23,037	(182)

Cash at March 31, 2003 and 2004 includes U.S. dollar denominated current bank deposits of ¥1,360,644 thousand and ¥663,432 thousand ($6,368 thousand), respectively.

15.	ADVERTISING EXPENSES

Advertising expenses incurred during the years ended March 31, 2002, 2003 and 2004 consist principally of advertisement within magazines, journals and newspapers and amounted to ¥397,263 thousand, ¥278,474 thousand and ¥106,525 thousand ($1,023 thousand), respectively.

16.	SUBSEQUENT EVENTS

On April 28, 2004, the Company’s board of directors resolved to repurchase and cancel a portion of the outstanding convertible notes.

Terms of the repurchase of convertible notes are as follows:
1. Maximum amount of the repurchase	¥2.0 billion based on the principal amount
2. Maximum unit price of the repurchase	100.5 per unit
3. Limit date of the repurchase	June 30, 2004

Based on this resolution, the Company repurchased a principal amount of ¥744 million ($7.1 million) of the convertible notes for ¥745.9 million (100.2 per unit) on April 30, 2004.

* * * * * *