Form 20-F
period 2005-03-31
INTERNET INITIATIVE JAPAN INC
filed 2005-08-03
CIK 1090633

As filed with the Securities and Exchange Commission on August 3, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2005
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
As of March 31, 2005, 38,360 shares of common stock were outstanding, including 7,285 shares represented by an aggregate of 14,570,000 American Depositary Shares.
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
          Important risks and factors that could cause our actual results to differ materially from our forward-looking statements are generally provided in Item 3.D. and elsewhere in this annual report on Form 20-F and include, without limitation:
•	that we may not be able to achieve or sustain profitability in the near future,

•	that we may not be able to compete effectively against competitors which have greater financial, marketing and other resources, and

•	that we may not be able to attract and retain qualified personnel.

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
Not required.
Item 2. Offer Statistics and Expected Timetable.
Not applicable.
Item 3. Key Information.
A. Selected Financial Data.
          You should read the selected consolidated financial data below together with Item 5. “Operating and Financial Review and Prospects”, of this annual report on Form 20-F and our consolidated financial statements and the notes to the financial statements beginning on page F-1. The consolidated statement of operations data and per share and ADS data below for the fiscal years ended March 31, 2001, 2002, 2003, 2004 and 2005, the consolidated balance sheet data below as of March 31, 2001, 2002, 2003, 2004 and 2005 and consolidated statements of cash flows for the fiscal years ended March 31, 2001, 2002, 2003, 2004 and 2005 under operating data below are derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm.

	As of and for the fiscal year ended March 31,
	2001	2002	2003	2004	2005	2005
	(millions of yen, except per share and ADS data)					(thousands of
						U.S. dollars,
						except per
						share and ADS
						data (1) )
Statement of Operations Data:
REVENUES:
Connectivity and value-added services revenues:
Dedicated access	¥12,953	¥14,303	¥13,815	¥12,862	¥11,373	$106,069
Dial-up access	4,423	3,644	3,155	3,088	2,937	27,392
Value-added	1,962	3,100	3,603	4,296	5,005	46,677
Other	592	1,668	1,726	2,118	3,169	29,560

Total connectivity and value-added services revenues	19,930	22,715	22,299	22,364	22,484	209,698
Systems integration revenues, including related equipment sales	10,556	14,356	15,013	11,848	15,854	147,863
Equipment sales	1,390	2,834	6,706	4,567	3,365	31,383

Total revenues	31,876	39,905	44,018	38,779	41,703	388,944

COST AND EXPENSES:
Cost of connectivity and value-added services revenues	18,983	19,800	20,387	20,047	19,484	181,719
Cost of systems integration revenues, including related equipment sales	9,117	12,314	13,090	9,852	12,200	113,786
Cost of equipment sales	1,289	2,540	6,417	4,346	3,111	29,018

Total cost of revenues	29,389	34,654	39,894	34,245	34,795	324,523
Sales and marketing expenses	3,252	3,038	3,176	3,528	2,795	26,064
General and administrative expenses	1,618	1,840	2,205	2,098	2,666	24,865
Research and development expenses	287	319	414	358	199	1,856

Total cost and expenses	34,546	39,851	45,689	40,229	40,455	377,308

OPERATING INCOME (LOSS)	(2,670)	54	(1,671)	(1,450)	1,248	11,636

OTHER INCOME (EXPENSES):
Interest income	454	122	67	38	13	120
Interest expense	(643)	(659)	(733)	(702)	(686)	(6,397)
Other — net	1,088	(406)	(603)	1,646	2,573	24,006

Other income (expenses) — net	899	(943)	(1,269)	982	1,900	17,729

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAX EXPENSE, MINORITY INTERESTS AND EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES	(1,771)	(889)	(2,940)	(468)	3,148	29,365

INCOME TAX EXPENSE (2)	39	18	23	33	100	931
MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES	160	24	153	236	(109)	(1,018)
EQUITY IN NET LOSS OF EQUITY

	As of and for the fiscal year ended March 31,
	2001	2002	2003	2004	2005	2005
	(millions of yen, except per share and ADS data)					(thousands of
						U.S. dollars,
						except per
						share and ADS
						data (1) )
METHOD INVESTEES:(3)
Equity method net loss	¥(4,015)	¥(5,482)	¥(5,625)	¥(286)	¥(33)	$(310)
Impairment loss on investment, advance and deposits for Crosswave	—	—	(7,153)	(1,720)	—	—

Total equity in net loss of equity method investees	(4,015)	(5,482)	(12,778)	(2,006)	(33)	(310)

NET INCOME (LOSS) (2)	¥(5,665)	¥(6,365)	¥(15,589)	¥(2,271)	¥2,906	$27,106

Per Share and ADS Data:
Basic and diluted net income (loss) per share	¥(251,984)	¥(283,136)	¥(693,443)	¥(71,606)	¥75,858	$707
Basis and diluted net income (loss) per ADS equivalent	(125.99)	(141.57)	(346.72)	(35.80)	37.93	0
Weighted average number of shares	22,480	22,480	22,480	31,711	38,312
Weighted average number of ADS equivalents (thousands)	44,960	44,960	44,960	63,422	76,624

Balance Sheet Data:
Cash and cash equivalent	¥13,571	¥11,046	¥3,588	¥12,284	¥5,286	$49,305
Total assets	50,641	45,263	32,064	42,737	37,116	346,171
Short-term borrowings	5,620	3,820	4,824	6,564	4,725	44,065
Current portion of long-term borrowings, including capital lease obligations	1,644	3,374	4,660	3,936	5,511	51,399
Long-term borrowings, including capital lease obligations	5,479	6,262	7,092	5,188	5,869	54,738
Convertible notes (4)	15,000	15,000	15,000	11,832	—	—
Shareholders’ equity (capital deficiency)	16,928	7,725	(10,004)	6,214	11,615	108,329

Operating Data:
Capital expenditures, including capitalized leases (5)	¥3,963	¥3,773	¥4,893	¥3,523	¥5,011	$46,736

Operating margin (6)	(8.4)%	0.1%	(3.8)%	(3.7)%	3.0%

Net cash provided by (used in):
Operating activities	¥(271)	¥1,161	¥1,582	¥1,923	¥5,238	$48,857
Investing activities	(9,544)	(2,457)	(7,878)	(852)	1,974	18,411
Financing activities	6,428	(1,462)	(872)	7,669	(14,213)	(132,556)

(1)	The U.S. dollar amounts represent translations of yen amounts at the rate of ¥107.22 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2005.

(2)	In April 2005, we restated certain items in our financial statements after concluding that changes in the deferred income tax asset valuation allowance attributable to the income tax effect of the change in unrealized gains on certain available-for-sale securities should not be recorded in income tax expense (benefit) in continuing operation and should instead be recorded as a separate component of other comprehensive income. This change resulted in a restatement of income tax expense (benefit) and net income (loss) for the fiscal years ended March 31, 2001, 2002,

2003 and 2004. The figures for those line items in the table above are the amounts as restated and are different from the amounts reported for those line items in our annual reports on Form 20-F for the fiscal years ended March 31, 2001, 2002, 2003 and 2004.

(3)	Of total equity method net loss of ¥5,625 million for the fiscal year ended March 31, 2003, ¥5,514 million was based on unaudited financial information made publicly available by Crosswave Communications Inc., or Crosswave and the impairment loss on investment and deposits for Crosswave was determined to be the amount required to reduce the carrying amount of investment in and deposits for Crosswave at March 31, 2003 to zero. The audit report of Deloitte Touche Tohmatsu in respect of our financial statements as of and for the fiscal year ended March 31, 2003 was qualified as to the effects of such adjustments, if any, as might have been determined to be necessary if sufficient evidence regarding the equity method loss, the impairment loss on investment, advance and deposits for Crosswave and the related summary information of Crosswave for the year ended March 31, 2003 was available. As described elsewhere in this annual report, Crosswave filed a voluntary petition for corporate reorganization proceedings in Japan in August 2003 and has not prepared audited financial statements for the year ended March 31, 2003 or other sufficient evidence of its results of operations to permit the independent registered public accounting firm to issue an audit report on our financial statements as of and for the year ended March 31, 2003 without such qualification.

(4)	In April 2000, we issued 1.75 percent unsecured convertible yen notes due March 2005 in the aggregate principal amount of ¥15,000 million. In November 2003 and June 2004, we repurchased and cancelled a portion of aforementioned notes, in the aggregate principal amount of ¥3,168 million and ¥744 million, respectively. We redeemed the remainder of the unsecured convertible notes in March 2005.

(5)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure can be found below.

(6)	Operating income (loss) as a percentage of total revenues.
Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures
Capital expenditures
          We define capital expenditures as purchases of property and equipment plus acquisition of assets by entrance into capital leases. We have included the information concerning capital expenditures because our management manages these expenditures and believes that it is useful to investors to analyze and compare companies on the basis of such investments. Capital expenditures, as we have defined it, may not be comparable to similarly titled measures used by other companies.
          The following table summarizes the reconciliation of capital expenditures to purchase of property and equipment as reported in our consolidated statements of cash flows prepared and presented in accordance with U.S. GAAP.

	For the fiscal year ended March 31,
	2001	2002	2003	2004	2005
	(millions of yen)
Capital expenditures:
Acquisition of assets by entering into capital leases	¥2,596	¥2,536	¥3,578	¥1,866	¥4,434
Purchases of property and equipment	1,367	1,237	1,315	1,657	577

Total capital expenditures	¥3,963	¥3,773	¥4,893	¥3,523	¥5,011

Exchange Rates
          Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of our ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥107.22 per U.S. $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2005, the date of our most recent consolidated balance sheet contained in this annual report. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.
          The following table presents the noon buying rates for Japanese yen per U.S. $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low	Average(1)	Period-end
Fiscal year ended March 31,
2001	¥125.54	¥104.19	¥111.65	¥125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22

Calendar year 2005
January	¥104.93	¥102.26	¥103.34	¥103.55
February	105.84	103.70	104.94	104.25
March	107.49	103.87	105.25	107.22
April	108.67	104.64	107.19	104.64
May	108.17	104.41	106.60	107.97
June	110.91	106.64	108.75	110.91
July (through July 29, 2005)	113.42	110.47	111.95	112.25

(1)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.
          The noon buying rate on July 29, 2005 was 112.25 per $1.00.
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
We may not maintain our current level of revenues or achieve our expected revenues and profits in the future.
          Although our operating income and net income turned positive for the fiscal year ended March 31, 2005, we incurred operating losses and net losses in each of the previous six fiscal years, with the exception of the fiscal year ended March 31, 2002, when operating income was positive. Our accumulated deficit as of

March 31, 2005 amounted to ¥34.4 billion, and we may not be able to reduce this accumulated deficit in the foreseeable future.
          As we primarily operate in the Japanese market, if the Japanese economy deteriorates or does not improve, and it results in significantly lower levels of network-related investment or corporate customers respond to conditions by putting a priority on low price rather than quality, it may make it difficult to maintain our current level of revenues or achieve our expected revenues and profits.
          In addition to factors related to general economic conditions in Japan, we may not be able to maintain our current level of revenues and profits or achieve our expected levels of revenues and profits due to other several other factors, including, but not limited to:
•	a continuous decrease in revenues from our Internet connectivity services because of lower unit prices per bandwidth and cancellation of large accounts especially due to severe price competition;

•	less revenue growth and lower margins in our growing value-added services and systems integration, due to our failure to successfully differentiate our services from competitors’ services. We may have a significant decrease in systems integration revenues from period to period due to the cancellation of one or more large projects or changes in the number of projects resulting from a seasonal fluctuation in the systems integration business in Japan;

•	failure to achieve expected reductions in backbone costs due to increased cost of leasing backbone lines, or a decline in the profitability of connectivity services if we contract for more capacity than we actually utilize to serve our customers;

•	an increase in expenses for network infrastructure, research and development and other similar investments which we may be forced to make in the future in order to remain competitive, or increased expenses relating to the leasing of additional equipment;

•	an increase in outsourcing costs, especially in our systems integration, due to our failure to manage outsourcing projects effectively or fail to cover outsourcing costs by raising enough revenues from outsourced projects;

•	an increase in SG&A costs, such as personnel expenses, in conjunction with our further business expansion, and;

•	a decline in the value of and trading volume for our holding of available-for-sale securities from which we expect gains on sale in the future.
          Please see Item 5, “Operating and Financial Review and Prospects, “ for more detailed information concerning our operations and net losses and other results.
We may not be able to compete effectively, especially against competitors with greater financial, marketing and other resources.
          The major competitors of our connectivity and value-added services are major telecommunications carriers like NTT Communications, KDDI, Japan Telecom, PoweredCom and their affiliates. Especially for Internet connectivity services, price competition is still severe and may increase. For value-added services, price competition may also increase. This competition may adversely affect our revenues and profitability and may make it difficult for us to retain existing customers or attract new customers. The major competitors of our systems integration business are systems integrators like IBM, NEC, Fujitsu, NTT Data and their affiliates. Our major competitors have the financial resources to reduce prices in an effort to gain market share. There is strong competition among systems integrators that may adversely affect our revenues and profitability. Even though NTT and NTT Communications purchased shares in our company in September 2003, which resulted in the NTT Group becoming our largest shareholder, we plan to continue to operate our company separately and independently from the NTT Group, and will therefore continue to compete with the NTT Group.
          Our competitors have advantages over us, including, but not limited to:
•	substantially greater financial resources;

•	more extensive and well-developed marketing and sales networks;

•	higher brand recognition among consumers;

•	larger customer bases; and

•	more diversified operations which allow profits from some operations to support operations with lower profitability, such as the network services for which we are a competitor.
          With these advantages, our competitors may be better able to:
•	sustain downward pricing pressure, including pressure on low-price Internet connectivity services offered to corporate customers, which are our target customers;

•	develop, market and sell their services;

•	adapt quickly to new and changing technologies;

•	obtain new customers; and

•	aggressively pursue mergers and acquisitions to enlarge their customer base and market share.
We depend on our ability to attract and retain qualified personnel.
          Our network, services, products and technologies are complex, and as a result, we depend heavily on the continued service of our engineering, research and development, and other personnel. As our business grows, we need to hire additional engineers, research and development and other personnel. In particular, in order to continue to increase our revenues from value-added services and systems integration, we require more sales and engineering personnel to achieve our expectations. We are not sure that we will be able to keep or acquire these human resources. Competition for qualified engineers, research and development personnel and employees in the telecommunications service industry in Japan is intense, and there is a limited number of persons with the necessary knowledge and experience. None of our employees are bound by any employment or noncompetition agreement. The realization of any or all of these risks may result in material adverse effects on our business, financial condition and result of operations.
Our business may be adversely affected if our network suffers interruptions, errors or delays.
          Interruptions, errors or delays with respect to our network may be caused by a number of factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, human error, computer viruses and other similar events. Much of our computer and networking equipment and the lines that make up our network backbones are concentrated in a few locations that are in earthquake-prone areas. Any disruption, outages, or delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage and decreased consumer confidence in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.
The confidential customer information that we keep and manage may be leaked.
          We keep and manage confidential information and trade secrets obtained from our customers. We exercise care in protecting the confidentiality of such information and take steps to ensure the security of our network, in accordance with the law protecting personal information that came into effect in April 2005 and the requirements set by the Ministry of Internal Affairs and Communications, or MIC, and the Ministry of Economy, Trade and Industry. However, our network, like all Information Technology systems, is vulnerable to external attack from computer viruses, hackers or other such sources. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information. If any material leak of such information were to occur, we could be subject to lawsuits for damages from our customers, incur expenses associated with repairing or upgrading our security systems and suffer damages to our reputation that could result in a severe decline in new customers as well as an increase in service cancellations. The realization of these or similar risks may have a material adverse effect on our business, financial condition and result of operations.
Business growth and a rapidly changing operating environment may strain our limited resources.
          We have limited operational, administrative and financial resources, which could be inadequate to sustain the growth we want to achieve. As the number of our customers and their Internet usage increases, as traffic patterns change and as the volume of information transferred increases, we will need to increase expenditures for our network and other facilities in order to adapt our services and to maintain and improve the quality of our services. If we are unable to manage our growth and expansion, the quality of our services could deteriorate and our business may suffer.
If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose customers.
          Our markets are characterized by:
•	rapid technological change,

•	frequent new product and service introductions,

•	continually changing customer requirements, and

•	evolving industry standards.
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
We depend on our executive officers, and if we lose the service of our executive officers, particularly Mr. Koichi Suzuki, our business and our relationships with the customers, major shareholders of IIJ and other IIJ Group companies and our employees could suffer.
          Our future success depends on the continued service of our executive officers, particularly Mr. Koichi Suzuki, who is our president, chief executive officer and representative director, as well as the president and chief executive officer and representative director of most of other IIJ Group companies. We rely in particular on his expertise in the operation of our businesses and on his relationships with our shareholders, the shareholders of the IIJ Group companies, our business partners and our employees. None of our executive officers, including Mr. Suzuki, is bound by an employment or noncompetition agreement.
Our investments in affiliated companies may not produce the returns we expect and may require additional funding.
          As part of our business strategy and for the purpose of maintaining various strategic business relations, we have, in the past, invested in a number of companies. There can be no assurance that we will be able to maintain or enhance the value or performance of such companies in which we have invested or may invest in the future, or that we will achieve the returns or benefits sought from these investments. Our substantial investment in Crosswave, our former equity method investee, for example, became worthless due to Crosswave’s commencement of corporate reorganization proceedings. In August 2003, Crosswave filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan, and as a result of our equity method net loss and an impairment loss taken in respect of our investment in Crosswave, our net loss for the fiscal year ended March 31, 2003 was ¥15.6 billion, the highest net loss that we have ever experienced. We also wrote off ¥2.1 billion of loans and accounts receivable outstanding from Crosswave for the fiscal year ended March 31, 2004. We also had an impairment loss relating to our investment in Asia Internet Holding for the fiscal year ended March 2004. To the extent that these investments are accounted for by the equity-method and to the extent that the investee companies have net losses, our financial results will be adversely affected to the extent of our pro rata portion of these losses. Furthermore, we may lose all or part of our investment in these companies if their value decreases as a result of their financial performance or if these companies go bankrupt. If our interests differ from those of other investors in entities over which we do not exercise control, we may not be able to enjoy synergies with the investees and it may adversely affect our financial results or financial condition.
          We have invested in affiliated companies, such as IIJ Technology and Net Care, to expand the service offerings available to our customers. We may provide additional financial support in the form of loans to or additional equity investments in these affiliated companies to enhance or maintain our business synergies with these affiliated companies. We are considering acquisition of IIJ Media Communications, our subsidiary, and Asia Internet Holding, our equity method investee, and we may consider reorganization of other IIJ Group companies in the future which may require additional investments by cash, equity or others.

Fluctuations in the stock prices of companies in which we have invested may significantly influence our financial condition.
          We have invested in non-affiliated companies in order to further our business relationships with these companies. Available-for-sale securities were recorded at a book value of ¥8.9 billion at March 31, 2005, which is relatively large in relation to other items on our balance sheet. However, the book value can change significantly due to changes in the financial condition of non-affiliated companies, general economic conditions in Japan or fluctuations in the Japanese stock markets. Fluctuations in the stock prices of companies in which we have invested will have a significant effect on our financial results. As a result, we may not be able to achieve expected gain on sale of available-for-sale securities. In addition, should we choose to dispose of all or a portion of these shares, it is not certain that we will be able to do so on favorable terms.
NTT, our largest shareholder, could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of other standards.
          NTT and its affiliates currently own 31.6% of our outstanding shares. In September 2003, we entered into a subscription agreement with NTT in which we granted to NTT pre-emptive rights to subscribe to its pro rata portion of any future issuances of shares by us in order to maintain its shareholding percentage. In addition, under this subscription agreement, we have agreed to allow NTT to nominate up to three persons as either directors or statutory auditors, subject to approval by our shareholders at our initial general shareholders’ meeting after NTT’s investment. At our general shareholders’ meeting on June 24, 2004, two directors nominated from NTT Group were appointed, one of which was nominated as an executive vice president. As a result, NTT may be able to exercise substantial influence over us. In addition, as part of this subscription agreement, we have agreed to collaborate with NTT in various businesses. While we intend to conduct our day-to-day operations independently of NTT and its group companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interests, which may not be in our interest or that of other shareholders.
We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.
          We rely on telecommunications carriers such as NTT Communications, KDDI and Japan Telecom for a significant portion of our network backbone and NTT East and West and electric power companies and their affiliates for local access lines for our customers. Prior to Crosswave’s filing of a voluntary petition for the commencement of corporate reorganization proceedings in Japan in August 2003, we procured significant portions of our network backbone and data centers from Crosswave under operating lease arrangements, which were transferred to NTT Communications in December 2003. After the transfer of operating lease agreements, we procure significant portions of our network backbone and data center facilities pursuant to operating lease agreements with NTT Communications, our largest provider of network infrastructure. We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.
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
          By operating our network internationally, we expose ourselves to the risks of international markets and to other risks that do not exist or are less significant in Japan. One of the components of our strategy is to continue to expand our network reach through our network between the United States and Japan to maintain our network quality. In addition, we have invested in data center businesses in South Korea. Our international business operations continue to require management attention and financial resources, both of which are in limited supply. We face significant exposure to risks in connection with our international operations, including:
•	the impact of economic conditions outside Japan,

•	unexpected changes in or delays resulting from regulatory requirements,

•	the rate of the development of the Internet industry in countries in Asia,

•	political and economic instability, and

•	potential unsatisfactory financial returns from our investments in Asia, including the data center businesses in which we have invested in South Korea.
          These factors could adversely affect our future international expansion and, consequently, our business, financial condition and results of operations.
If we fail to execute our systems integration projects in a timely or satisfactory manner or if we fail to manage customer data in a professional manner, we could be sued and our reputation could suffer.
          A significant portion of our future revenue depends on systems integration projects which we, in cooperation with IIJ Technology, Net Care and IIJ Media Communications, have been contracted to perform. We may not be able to perform our responsibilities under these contracts to the satisfaction of our customers, or at all, if we lack a sufficient number of qualified engineers, lack sufficient task-management capabilities for software-development vendors or fail to manage customer data adequately. If we do not execute these services and projects as contracted or fail to manage customer data in a professional manner, our receipt of revenues may be delayed or lost altogether and we could be sued by our counterparties, which could in turn have an adverse impact on our reputation, results of operation and financial condition.
Regulatory matters and new legislation could impact our ability to conduct our business.
          The licensing, construction and operation of telecommunications systems and services in Japan are subject to regulation and supervision by the MIC. We operate pursuant to licenses and approvals that have been granted by the MIC.
          Our licenses have an unlimited duration, but are subject to revocation by the MIC if we violate any telecommunications laws and regulations in a manner that is deemed to harm the public interest, if we or any of our directors are sentenced to a fine or any more severe penalty under the telecommunications laws, if we employ a director who was previously sentenced to a fine or more severe penalty thereunder or if we have had a license revoked in the past. We believe our licenses and approvals are in good standing and we expect to be able to continue to fulfill the terms of our licenses and approvals to the satisfaction of the MIC. However, there can be no assurance that we will be able to do so.

          Existing and future governmental regulation may substantially affect the way in which we conduct business. These regulations may increase the cost of doing business or may restrict the way in which we offer products and services. As a result of the amendment in April 2004 of the Telecommunication Business Law and deregulation including elimination of the regulatory distinction between carriers providing telecommunications services through networks owned by other telecommunication carriers and carriers which own or have long-term leases for the networks through which they offer telecommunication services, competition may increase. Furthermore, we cannot predict future regulatory changes which may affect our business. Any changes in laws, such as those described above, or regulations or MIC policy affecting our business activities and those of our competitors could adversely affect our financial condition or results of operations. For more information, see Item 4., “Business Overview — Regulation of the Telecommunications Industry in Japan”.
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
In the event we need to raise capital, we may sell additional shares of our common stock or securities convertible into our common stock, which may cause shareholders to incur substantial dilution.
          We may raise additional funds in the future to raise additional working capital and for other financial needs. We completed private placements in June and September 2003 of an aggregate of 15,880 shares of our common stock to investors in Japan in order to raise funds for working capital and repayment of convertible notes. If we choose to raise such funds from the issuance of equity shares of our common stock or securities convertible into our common stock, existing shareholders may incur substantial dilution.
Item 4. Information on the Company.
A. History and Development of the Company.
          We are incorporated in Japan as a joint stock corporation under the name Internet Initiative Japan Inc., or IIJ. We were incorporated in December 1992 and operate under the laws of Japan. We began operations in July 1993, making us one of the first commercial providers in Japan to offer Internet connectivity services. In February 1994, we acquired a Type II Telecommunications license, which enables us to operate our own international backbone networks. We became a public company in August 1999 with our initial public offering of ADSs on the Nasdaq National Market, or Nasdaq.
          On August 20, 2003, Crosswave, our former equity method investee and having provided data communication services, and two of its subsidiaries filed voluntary petitions with the Tokyo District Court for the commencement of corporate reorganization proceedings, which are proceedings to rehabilitate an insolvent company similar in some respects to Chapter 11 bankruptcy proceedings in the United States. As a result, we have written-off our investment in Crosswave and no longer consider Crosswave to be an IIJ Group company. On December 15, 2003, the business operations of Crosswave including its network on which we relied to provide services for our network, were transferred to NTT Communications. We have contracted with NTT Communications for the continued use of the network services it acquired from Crosswave.
          On June 26 and September 16, 2003, we completed private placements of a total of 15,880 shares of our common stock to investors in Japan for an aggregate amount of ¥13.3 billion for working capital and repayment of our outstanding 1.75% convertible notes due on March 31, 2005. As a result of these transactions, the total number of our issued shares of common stock increased to 38,360 and shareholding of the NTT Group increased to 31.6%. We have also agreed with NTT that it has the right to nominate three persons to serve as either our directors or statutory auditors, subject to shareholder approval of any nomination at our initial general shareholders’ meeting after NTT’s investment. In addition, we and NTT agreed to undertake efforts to jointly engage in the development of broadband and Information Technology and other related business, to expand the business relationship between IIJ and NTT in connection with new business opportunities and to discuss secondment of employees to each other.
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
B. Business Overview.
          We offer a comprehensive range of Internet connectivity services and network solutions to our customers in Japan. We offer our services on one of the most advanced and reliable Internet networks available in Japan. Our services are based upon high-quality networking technology tailored to meet the specific needs and demands of our customers.
          We offer, together with other companies or independently, a variety of services to our customers as part of our total network solutions. Our primary services are our Internet connectivity services, value-added services and systems integration. Our Internet connectivity services range from low-cost dial-up access to high-speed access through dedicated lines for individual and corporate customers. Our value-added services include network security services, e-mail and web server hosting services, managed router services and Internet data center services. Our systems integration are tailored to our customers’ requirements, which include consulting, project planning, systems design, construction of network systems and systems outsourcing. We also sell a significant amount of network-related equipment to our systems integration customers as part of our provision of total network solutions.
          Most of our revenues are generated in Japan and are denominated in Japanese yen. The table below provides a breakdown of the percentage of total revenues for our primary services over the past three fiscal years.

	For the fiscal year ended March 31,
	2003	2004	2005
Connectivity services	38.6%	41.1%	34.3%
Value-added services	8.2%	11.1%	12.0%
Systems integration	34.1%	30.6%	38.0%
          We also offer, together with our group companies or independently, a variety of other value-added services, including:
•	security services, such as managed firewalls with VPN (“virtual private networks,” which provide private capacity transmission services) function, network intrusion detection and comprehensive network security services,

•	mail server outsourcing services,

•	web server hosting services, and

•	content development, distribution and Internet broadcasting services.
          The variety of Internet connectivity services, value-added services and systems integration we offer enables our customers to purchase all of their Internet-related services and products through a single source. To support our services and for the convenience of our customers, we also offer a variety of hardware, software and other products, such as network equipment, which are sourced mostly from third-party vendors. We aim to be the leading supplier of total network solutions in Japan.
          We have created an Internet network, that extends throughout Japan by leasing lines from telecommunications carriers. Our backbone is one of the highest capacity Internet backbones in Japan. As of June 30, 2005, we operated 25 network operation centers, 11 Internet data centers and 17 Points of Presence, or POPs, the main points at which our customers connect to our backbone, throughout Japan. Our policy on the management of our backbone is that we upgrade the bandwidth depending on demand and with maximum cost effectiveness. Our backbone network also extends to the United States, with a total capacity of 7.2 Gbps (3 STM-16 trunk lines), and to China, with a capacity of 600 Mbps (1 STM-4 trunk line) as of June 30, 2005.
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
          The primary resources that we use to provide total network solutions to our customers include:
•	our Internet connectivity services,

•	our line-up of value-added services, including security and server outsourcing,

•	our Internet data center services,

•	our systems integration, including ongoing consulting, systems design, construction, operation and management, and

•	other network and application services that our group companies provide.
          Our total network solutions for business users are a primary focus of our business. We consult with businesses and other customers to identify their particular needs. We then draw upon our extensive resources to address those needs.
Internet Connectivity Services
          We offer two categories of Internet connectivity services: dedicated access services and dial-up access services. Dedicated access services are based mainly on dedicated local-line connections provided by carriers between our backbone and customers. Dial-up access services mainly require customers to connect to our POPs through the publicly-switched telephone network. The Internet connectivity part of our total network solutions ranges from low-cost, entry-level dial-up connections from home personal computers to customized wide-area network solutions deploying a range of the dedicated and dial-up services listed below to connect headquarters, data centers, branch offices and mobile personnel. Currently, large telecommunications carriers such as NTT East and West and other providers are rapidly increasing the variety of last-mile access with ADSL, fiber optic and Ethernet-based lines. Such new lines provide inexpensive high-speed, high-capacity last mile access, and we continue to introduce new variations to our Internet connectivity service to accommodate such developments.
          The following table shows the number of our Internet connectivity service subscribers as of the dates indicated:

	As of March 31,
	2001	2002	2003	2004	2005

Dedicated access service contracts:
IP service:
Low Bandwidth (64 kbps — 768 kbps)	375	184	147	93	89
Medium Bandwidth (1 Mbps — 99 Mbps)	346	413	473	565	660
High Bandwidth (100 Mbps -)	5	13	43	80	114
Total IP Service	726	610	663	738	863
IIJ T1 Standard and IIJ Economy	1,870	1,590	939	504	276
IIJ Data Center Connectivity Service	56	110	156	196	231
IIJ FiberAccess/F and IIJ DSL/F (Broadband Services)	0	1,310	3,550	5,788	9,873

Total dedicated access service contracts	2,652	3,620	5,308	7,226	11,243
Dial-up access service contracts:
Under IIJ Brand	102,308	95,169	86,183	75,136	68,068
OEM	59,822	165,407	443,601	620,731	625,908

Total dial-up access service contracts	162,130	260,576	529,784	695,867	693,976
          As of June 30, 2005, we mainly offered the following Internet connectivity services.

Pricing
Service Type	Summary Description	(excluding consumption tax)
Dedicated access services
IP Service	Full-scale dedicated line service with high-speed access for businesses and other network operators with demanding bandwidth requirements.	Setup and monthly fees vary according to carrier, line speed, line type and distance involved.

IIJ T1 Standard	Packaged dedicated line service offering 1.5 Mbps connection but not including certain features of full-scale IP Service such as dynamic routing and unlimited IP addresses.	Initial setup fee of ¥50,000. Monthly access fee of ¥117,000 for up to 8 IP addresses and ¥167,000 for up to 16 IP addresses.

IIJ Economy	Service for dedicated line access to the Internet with inexpensive monthly fees primarily for small-and medium-sized businesses and local and regional offices of corporate groups.	Initial setup fee of ¥40,000. Monthly access fees of ¥38,000 for 64 kbps service and ¥45,000 for 128 kbps service.

Pricing
Service Type	Summary Description	(excluding consumption tax)
IIJ Data Center Connectivity Service	Full-scale dedicated line service for customers hosted in IIJ Data Centers, with asymmetrical speeds of upstream (from the Internet to data center) and downstream (from the data center to the Internet) transmissions. Upstream speed of 1 Mbps to 4 Mbps is provided with 10 BASE-T interface (downstream 10 Mbps) and 6 Mbps to 48 Mbps with 100 BASE-T interface (downstream 100 Mbps).	Initial setup fee of ¥100,000. Monthly fees range from ¥400,000 to ¥10,000,000, depending on the speed of upstream transmissions.

IIJ FiberAccess/F	Service for dedicated line Internet-access using optical lines at speeds of up to 10 Mbps or 100 Mbps, targeted primarily at small-and medium-sized enterprises requiring high-capacity, high-speed transmissions.	Initial setup fee of ¥50,000. Monthly fees range from ¥14,000 to ¥190,000, depending on the speed of connection and the number of IP addresses allocated. Monthly fees do not include optical line charges, which are paid directly by the customer to the optical line provider.

IIJ DSL/F	Service for dedicated line Internet-access using ADSL lines at speeds of up to 47 Mbps, targeted primarily at small-and medium-sized offices and home offices.	Initial setup fee of ¥30,000. Monthly fees range from ¥9,800 to ¥49,800, depending on the number of allocated IP addresses. Monthly charges do not include ADSL charges, which are paid directly by the customer to the ADSL service provider.

IIJ ISDN/F	Service for dedicated line Internet-access using ISDN lines at speeds of up to 64 kbps, targeted primarily at small-and medium-sized offices and home offices where ADSL lines are not available.	Initial setup fee of ¥5,000. Monthly fees range from ¥4,800 to ¥6,800, depending on the number of allocated IP addresses. Monthly charges do not include ISDN charges, which are paid directly by customers to ISDN providers.

Dial-up access services
IIJ Dial-up Standard	Service for corporate users permitting simultaneous Internet-access from several dial-up lines under a single contract.	Initial setup fee of ¥5,000. Monthly basic fee of ¥2,000 plus access charges of ¥10 per minute.

Enterprise Dial-up IP Service	Service for corporate users offering multiple dial-up accounts at a fixed monthly fee.	Initial setup fee of ¥20,000. Monthly basic fees range from ¥3,000 to ¥4,900 per account depending on the number of accounts.

IIJ Dial-up Advanced	Service for corporate users offering bundled low-cost dial-up	Initial setup fee of ¥5,000. Monthly basic fee of ¥10,000 for the first

Pricing
Service Type	Summary Description	(excluding consumption tax)
	accounts.	50 e-mail accounts including the first two hours access per account, plus ¥5 per minute after two hours.

IIJ4U	Service for individual users, which includes Internet-access and 5 megabytes of disk space for personal Web pages and e-mail account options for multiple users. Various access options such as ISDN, ADSL and optical fiber access are available.	This service does not charge an initial setup fee. Monthly service fee of ¥800 for the first eight hours and a charge of ¥5 per minute, with a ceiling of ¥4,100.

IIJmio DSL/DF Service	Service for individual users offering Internet connectivity over ADSL at speeds of up to 47 Mbps. ADSL access is limited to “FLET’S” lines provided by NTT East and West. The IP address is changed every time a connection is made.	No initial setup fee. Monthly charge is ¥1,400. Monthly charges do not include ADSL charges, which are paid directly by the customer to NTT East and West.

IIJmio FiberAccess/DF Service	Service for individual users offering Internet connectivity over optical fiber network at maximum 10 Mbps or 100 Mbps. Optical fiber access is limited to “FLET’S” lines provided by NTT East and West. The IP address is changed every time a connection is made.	No initial setup fee. Monthly charges range from ¥2,000 to ¥7,000. Monthly charges do not include optical fiber access charges, which are paid directly by the customer to NTT East and West.

IIJmio DSL/SF Service	Service for individual users offering Internet connectivity over ADSL at speeds of up to 47 Mbps. ADSL access is limited to “FLET’S” lines provided by NTT East and West. A fixed IP address is provided with this service.	No initial setup fee. The monthly charge is ¥4,800. Monthly charges do not include ADSL charges, which are paid directly by the customer to NTT East and West.

IIJmio FiberAccess/DC Service	Service for individual users offering Internet connectivity over optical fiber network at speeds of up to 50 Mbps or 100 Mbps. Optical fiber access is limited to “Access Commufa” lines provided by Chubu Electric Power Company.	No initial setup fee. The monthly charge is ¥2,000. Monthly charges do not include optical fiber access charges, which are paid directly by the customer to Chubu Electric Power Company.

IIJmio FiberAccess/SF Service	Service for individual users offering Internet connectivity over optical fiber network at speeds of up to 10 Mbps or 100 Mbps. Optical fiber access is limited to “FLET’S” lines provided by NTT East and West. A fixed IP address	No initial setup fee. The monthly charges range from ¥8,000 to ¥12,000, depending on the type of access line. The monthly charges do not include optical fiber access charges, which are paid directly by the customer to NTT East and

Pricing
Service Type	Summary Description	(excluding consumption tax)
	is provided with this service.	West.

IIJmio MobileAccess Service	Service for individual users offering mobile Internet connectivity through several data communications services provided by mobile telecommunication companies.	No initial setup fee. The monthly charge is ¥300 and does not include service charges to IIJ’s access points, which are paid directly by the customer to the mobile telecommunication companies.
Dedicated Access Services
          Our lineup of dedicated line access services includes: IP Service, IIJ T1 Standard, IIJ Economy. IIJ Data Center Connectivity Service, IIJ FiberAccess/F, IIJ DSL/F, IIJ ISDN/F. The total bandwidth allocated to our dedicated access services has increased 51.3% to 121.2 Gbps as of March 31, 2005, up from 80.1 Gbps a year earlier.
          IP Service. Our IP Service is a full-scale, high-speed access service that connects a customer’s network to our network and the Internet. This is the core service we offer. As of March 31, 2005, we had 863 contracts for our IP Service compared to 738 for our IP Service as of March 31, 2004. The customer chooses the level of service it needs based upon its bandwidth requirements. As of March 31, 2005, we offered service at speeds ranging from 64 kbps to 1.2 Gbps.
          Our IP Service revenues, including revenues of IIJ Data Center Connectivity Service, represented 21.4% of our total revenues for the fiscal year ended March 31, 2005 and 25.6% for the fiscal year ended March 31, 2004. We believe that as businesses continue to develop Internet capabilities, this service will continue to be the foundation of our total network solutions offerings.
          Subscribers pay a monthly fee for the leased local access line from the customer’s location to one of our POPs. The amount of this fee varies depending on the carrier used and the distance between the customer’s site and our POPs. Customers subscribing to greater bandwidths use ATM (Asynchronous Transfer Mode) or an Ethernet local access line, which supports over 2 Mbps. We collect the usage fee from the customer and pay this amount to the carrier.
          Although fees are charged on a monthly basis, the minimum contract length is one year. For contracts of at least three years, a 10% per month discount is given. Of our IP Service contracts as of the end of March 2005, 1.9% were for at least three years.
          We also offer various IPv6-capable Internet connectivity services, namely IPv6 Tunnel, IPv6 Native and IPv6/IPv4 Dual Stack Services. In addition to corporate users, IPv6 Tunnel Service has been available to individual users. IPv6 is the next generation Internet Protocol, which allows IPv6 technology to overcome the problems, such as limited IP address availability, of IPv4, the protocol generally used. IPv6 Tunnel Service is a service to enable customers to use IPv6 technology via IPv4 access network, by encapsulating IPv6 data with IPv4 data. IPv6 Native and IPv6/IPv4 Dual Stack Services are services which provide IPv6 environment to customers without encapsulating it with IPv4 data. IPv6 technology enables customers to connect a vast range of electronic appliances and equipment, including cellular phones, AV equipment, car navigation devices and home electronics. We are the first commercial Internet Service Provider, or ISP in Japan to offer IPv6 service and our management believes that we will reap “first-mover” benefits from our initiative. In an effort to promote the dissemination and use of IPv6, we are not currently charging service fees for IPv6 Tunnel Service.

          For our IP Service, we offer Service Level Agreements to our customers to better define the quality of services our customers receive. We were the first ISP in Japan to introduce this type of agreement.
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
          IIJ T1 Standard. Our IIJ T1 Standard is a connectivity service at 1.5 Mbps that we introduced in October 1999. It is a packaged dedicated line service limited to static routing and allocations of 8 or 16 IP addresses. Last-mile access must be through NTT’s Digital Access 1500 or similar services from other carriers. We support this service by providing guarantees of latency rates under Service Level Agreements. As of March 31, 2005, we had 276 contracts for IIJ T1 Standard and IIJ Economy.
          IIJ Economy. IIJ Economy is a packaged Internet connectivity service via a dedicated line at 64 kbps or 128 kbps, targeting small- and medium-sized businesses. We introduced IIJ Economy in November 1997. We support this service by providing guarantees of latency rates under Service Level Agreements.
          IIJ Data Center Connectivity Service. We also provide connectivity services with respect to our data centers. Our data center connectivity services are an important part of being able to provide high-quality, high-speed, seamless service to our customers. Our connectivity services are asymmetric, meaning that transmission speeds are not the same in both directions— with the downstream transmission being faster to accommodate greater amounts of information being accessed from the Internet versus being sent to the Internet. The fee structure depends on the transmission capacity required for upstream and downstream transmissions. For downstream transmissions, we offer either 10BASE-T connectivity (10 Mbps) and 100BASE-T Connectivity (100 Mbps). For upstream transmissions, we offer bandwidths from 1 Mbps to 4 Mbps for 10BASE-T connectivity contracts, and 6 Mbps to 48 Mbps for 100BASE-T Connectivity. In addition to the above, we offer IPv6-capable data center services, which offer the same services using IPv6. As of March 31, 2005, we had 231 Internet data center connectivity contracts, compared with 196 as of March 31, 2004. Total contracted bandwidth for Internet data center connectivity service was 21.7 Gbps as of March 31, 2005, up from 15.6 Gbps as of March 31, 2004. We support this service by providing the same three guarantee elements, availability, maximum average latency and prompt notification of outage or disruption, as the IP Service above under Service Level Agreements.
          IIJ FiberAccess/F. IIJ FiberAccess/F Service is a dedicated Internet-access service that uses “BFLET’S” fiber optic access lines provided by NTT East and West allowing service at maximum 10 Mbps or 100 Mbps on a best-efforts basis. We began offering this service in August 2001. The service is available in several variations (Business, Basic, Family, Mansion and others), optimizing each customer’s needs in speed and connection interface. Customers can also choose the number of allocated IP addresses from: 1, 4, 8, 16, 32 and 64. We support this service by providing guarantees of latency rates under Service Level Agreements. As of March 31, 2005, we had 9,873 contracts for IIJ FiberAccess/F and IIJ DSL/F.

     IIJ DSL/F. IIJ DSL/F Service provides dedicated line Internet connectivity via ADSL with speeds of up to 47 Mbps. We began offering this service in May 2001. IIJ DSL/F Service is primarily targeted at small- and medium-sized offices and home offices that have access to ADSL lines provided by NTT East and West under the name of “FLET’S ADSL”. We support this service by providing guarantees of latency rates under Service Level Agreements.
     IIJ ISDN/F. IIJ ISDN/F Service provides dedicated line Internet-access via ISDN lines with speeds of up to 64 kbps. We began offering this service in March 2003. IIJ ISDN/F Service is primarily targeted at small-and medium-sized offices and home offices where ADSL lines are not available but have access to ISDN lines provided by NTT East and West under the name of “FLET’S ISDN”.
Dial-up Access Services
     We offer a variety of dial-up access services. Our dial-up access services are an important resource in offering total Internet solutions to corporate customers. Our dial-up services allow frequent travelers to access our network or their own corporate networks through one of our POPs or through our roaming access points. Our dial-up access services are also an important option for large corporate groups that will be linking many offices through our network. Although these corporate groups use dedicated lines for the main offices and their larger regional and local offices, they also typically use our dial-up access services for their smaller branch offices or as a remote-access tool for employees out of the office. We also offer traditional dial-up access service for individuals and an OEM service (where we provide services for other companies which sell those services under their own name) for other network operators, such as Sharp, NTT East and NTT West.
     Our main dial-up access services are our IIJ Dial-up Standard, Enterprise Dial-up IP Service, IIJ Dial-up Advanced, IIJ4U, IIJmio DSL/DF Service, IIJmio FiberAccess/DF Service, IIJmio DSL/SF Service, IIJmio FiberAccess/DC Service, IIJmio FiberAccess/SF Service and IIJmio MobileAccess Service, all as described in the table above. We also provide Terminal-type Dial-up IP Service to customers, but we are no longer promoting this service.
Value-Added Services
     Our customers are increasingly seeking additional network-related services, in addition to Internet connectivity. We provide our customers with a broad range of value-added services and products such as network security services, e-mail and web server hosting services, managed router services and Internet data center services, which complement and enhance our Internet connectivity services. Generally, the service period is for one year and customers are billed monthly. We recognize revenues for these services on a straight-line basis during the service period. Any initial set-up fees received in connection with our value-added services are deferred and recognized over the contract period or estimated average period of estimated to customers.
     We believe that business customers will continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of value-added services to enhance productivity, reduce costs and improve service reliability.
     Our value-added services include:
•	Security solutions. As of March 31, 2005, we offered nine main security services that protect customers’ internal networks from unauthorized access and secure remote connections to internal networks: IIJ Security Standard, IIJ Security Premium, IIJ Security Lite, IIJ Security Scan Service, Network Intrusion Detection Service, IIJ Web Gateway Service, IIJ URL Filtering Service, IIJ VPN Standard and IIJ Secure Remote Access. We were the first ISP in Japan to provide firewall services, which we first offered in 1994.

     IIJ Security Standard. In October 1999, we began offering Security Standard Service pursuant to which we install and manage an around-the-clock operation of firewall systems. The initial setup fee ranges from ¥120,000 to ¥300,000, and the monthly fee ranges from ¥60,000 to ¥130,000 depending on a number of factors including the number of users, packet filtering performance and 3DES (VPN) (an encryption technology) performance. Since February 2001, a VPN option is available for this service with an initial cost of ¥20,000 and a monthly fee of ¥10,000 per computer.
     IIJ Security Premium. In July 2000, we began offering “IIJ Security Premium”, a high value-added firewall operation and management service based on Firewall-1, a product which we license from Check Point Software Technologies. The service combines and requires contracting for both “Firewall Management Service” and “Firewall Rental Service”. For “Firewall Management Service”, the initial setup fee is ¥200,000 and the monthly fee ranges from ¥150,000, depending on the redundancy of firewall equipment. For “Firewall Rental Service”, the initial setup fee ranges from ¥200,000 to ¥300,000 and the monthly fee ranges from ¥67,000 to ¥161,000 depending on a number of factors including the number of users and packet filtering performance. The fees for “Firewall Rental Service” are multiplied by the number of firewall equipment if the customer requires redundancy.
     IIJ Security Lite. In December 2002, we began offering “IIJ Security Lite”, an economical version of a managed firewall service with limited features of operation and maintenance targeting small- and medium-sized enterprises. The initial setup fee ranges from ¥30,000 to ¥50,000, and the monthly fee ranges from ¥25,000 to ¥35,800.
     IIJ Security Scan Service. In March 2002, we began IIJ Security Scan Service, a package of services targeting small- and medium-sized enterprises to identify security weaknesses in order to prevent illicit access from external networks and to avert virus infection of in-house servers. It is available in two forms: regular monthly scans and one-time spot checks. The form of service can be selected to meet the specific needs of the customer, such as checks for protocol and network configuration or for vulnerability to specific illegal network intrusion. The service was developed with NRI Secure Technologies, a Japanese security assessment and auditing solutions provider. For the regular monthly scan service, the initial charge is ¥5,000. The monthly charge for scanning is ¥25,000 for one IP address, and ¥24,000 will be added for every additional IP address. For the spot scan service, the basic charge for scanning one IP address is ¥30,000, and ¥29,000 will be added for every additional IP address.
     Network Intrusion Detection Service. In April 2001, we began Network Intrusion Detection Service, which offers around-the-clock, non-stop network monitoring and intrusion-detection capabilities, as well as packet information for analyzing detected illicit accesses. The initial cost for the service is ¥300,000, and the monthly fee starts from ¥300,000, depending on the customer’s traffic volume.
     IIJ Web Gateway Service. IIJ Web Gateway Service is a service which provides a proxy function for access to websites from a company’s internal network, as well as online detection and elimination of viruses and blocking access to inappropriate websites as options. We started the service in May 2003 and the service is provided based on the technology of Trend Micro and Network Appliance. The initial cost for the service starts from ¥300,000, and the monthly cost starts from ¥350,000 depending on the bandwidth of Internet connectivity from company’s internal network and an absence or addition of options.
     IIJ URL Filtering Service. IIJ URL Filtering Service is a service enabled by the use of IIJ’s proxy server which blocks access to websites deemed inappropriate. The initial cost for the service is ¥30,000, and the monthly fee is ¥40,000 as a basic fee plus an additional fee depending on the number of users in the customer’s internal network.
     IIJ VPN Standard. IIJ VPN Standard is a service which provides Internet VPN connectivity among a company’s branch and remote offices based on encryption technology. IIJ rents out encryption equipment at customer sites, configures the equipment for the customer and provides remote monitoring of the encrypted sessions. Initial cost for the service starts from ¥30,000, and monthly fees start from ¥6,900 depending on the equipment features.
     IIJ Secure Remote Access. IIJ Secure Remote Access is a packaged service combining the IIJ Dial-up Advanced with ID Gateway, which controls remote access to in-house servers protected by firewalls. In addition to the 50 dial-up accounts covered by the base rate, the service ensures a secure remote environment by controlling accessible servers and utilization protocols for each dial-up account. In May 2002, IIJ Secure Remote Access was upgraded by adding a remote VPN function. The upgrade enables remote users to transmit and receive data with encryption, offering a secure enterprise network environment with a greater variety of access options, such as connections from overseas via local ISPs. In June 2005, IIJ Secure Remote Access was upgraded by adding an Authentication Service Link Option, which enables customers to use a greater variety of authentication methods.
•	E-mail related solutions. As of March 31, 2005, we offered eight main e-mail related services enabling customers to outsource administrative tasks for e-mail server related functions: IIJ Post Office Service, IIJ Mail Box Service, IIJ Mail Gateway Service, Mail Operator Service, Mass Mail Distribution Service, Mailing List Server Service, IIJmio Prime Mail Service and IIJmio Safety Mail Service.
     IIJ Post Office Service. IIJ Post Office Service is an e-mail operation outsourcing service performed by our e-mail server, enabling a customer to allocate and maintain a number of e-mail accounts under its own domain name for its employees, members or other relevant users. The customer can administer e-mail accounts online through our customer support Web interface. In December 2002, we added a virus checking option for incoming and outgoing e-mails and an “audit option” to check the content of outgoing e-mails and suspend the ones containing keywords specified in advance. In addition, we added a spam checking option which we started to provide in October 2004 for no additional charge to customers contracting the virus checking option or an “audit option”.
     IIJ Mail Box Service. IIJ Mail Box Service is also an e-mail operation outsourcing service performed by our e-mail server. Unlike IIJ Post Office Service, customers do not have to obtain their own domain names. A customer can administer e-mail accounts online through our customer support Web interface.
     IIJ Mail Gateway Service. In November 2002, we renovated IIJ Mail Gateway Service to expand the service from large corporate customers to other corporate segments. The service has three options. The first one is virus protection to check the viruses on incoming and outgoing e-mails. The second one is audit to detect the keyword set in advance on the outgoing e-mails. The third one is antispam to check spam for incoming e-mails, which we started to provide in October 2004. Customers can take all or a selection of the options. The initial cost is ¥10,000, and the monthly fee ranges from ¥30,000 to ¥70,000 for the first 50 e-mail accounts and an additional fee per account after the first 50 e-mail accounts ranges from ¥200 to ¥850.

     Mail Operator Service. Mail Operator Service is an outsourcing service for e-mail distribution to large numbers of e-mail addresses, up to 9,000 addresses. The service enables users to manage e-mail distribution lists. This service also provides a virus check function.
     Mass Mail Distribution Service. Mass Mail Distribution Service is an outsourcing service for e-mail distribution to large numbers of e-mail addresses that cannot be covered by Mail Operator Service.
     Mailing List Server Service. Mailing List Server Service is an outsourcing service which provides mailing list functions which can include up to 9,000 e-mail addresses and has a virus-check function.
     IIJmio Prime Mail Service. IIJmio Prime Mail Service is a deluxe e-mail account service for individuals, emphasizing security, stability and reliability. To achieve tighter security, we pioneered the use of POP/SMTP over SSL, together with SMTP authentication to ensure a higher level of encryption and authorization than currently available in general use. The service places no restrictions on the number of incoming mail items or on incoming mail size. It also offers e-mail backup storage for three months, along with forwarding functions, Authenticated Post Office Protocol (APOP) compatibility, and virus detection and elimination. The basic monthly charge for this service is ¥10,000. In June 2002, we introduced the SLA program to provide quality assurance for our subscribers. Under the SLA program, if the server is down for more than 15 minutes, we will give its subscribers a 10% credit against the amount invoiced for the following month’s services. The SLA covers only the availability of servers and not value-added functions such as virus elimination. In February 2005, we started to provide spam check function without an additional charge.
     IIJmio Safety Mail Service. IIJmio Safety Mail Service, launched in December 2001, is a standard e-mail service with an anti-virus function for individual users. The service employs the InterScan VirusWall developed by Trend Micro Incorporated, and features POP/SMTP over SSL which provides secure e-mail transmission by encrypting the e-mail transmission between the users and our mail server, in addition to SMTP authentication, which ensures a higher level of encryption and authorization than what is currently available for general use. In February 2005, we started to provide spam check function without an additional charge. There is no initial charge for IIJmio Safety Mail Service and the monthly charge is ¥500.
•	Value-added hosting solutions. As of March 31, 2005, we offered four value-added hosting solutions that enable our customers to manage their web content: IIJ Web Standard, IIJ Document Exchange Service, IIJ Download Site Service, and IIJmio Personal Domain Name Service.
     IIJ Web Standard. The IIJ Web Standard allows customers to use their own domain names while providing them with up to 200 megabytes of web hosting space. By limiting specifications, the pricing of the service is kept to a minimum ¥5,000 per month. Additionally, careful traffic management of the storage space ensures a high-performance web-server environment for users is ensured. This service mainly targets small- and medium-sized enterprises.
     IIJ Document Exchange Service. This service is an online storage service with which customers can upload files onto IIJ’s storage server and share them with authorized users. The initial cost is ¥40,000 and the monthly fee is ¥20,000, which includes 1GB of disk space and 50 accounts. The fee for each additional set of 10 accounts is ¥3,000, and each 1GB of additional disk space is ¥10,000 per month.

     IIJ Download Site Service. IIJ Download Site Service is a hosting service dedicated to high-volume content downloads from the Internet. The service started on a trial basis in November 2001, and the full-fledged service was launched in February 2002. A dedicated hosting server and dedicated bandwidth are established for each contract to ensure constant stable performance. With disk capacity of 500 megabytes per contract on our hosting servers, access is provided at a maximum transmission bandwidth per contract of up to 80 Mbps. The initial charge for the service is ¥50,000. The monthly charge ranges between ¥60,000 and ¥340,000, depending upon the bandwidth. In April 2003, we added the option of 1 Gbps maximum transmission speed for an additional fee.
     IIJmio Personal Domain Name Service. IIJmio Personal Domain Name Service is a service for individuals to build their own web sites of up to 100 megabytes and use e-mail addresses under their original domain names. The service was launched in March 2002. The initial charge is ¥5,000 and the basic monthly fee is ¥3,800. In February 2005, we started to provide spam check function without an additional charge.
•	Internet data center services. Our Internet data center services include three primary services which are typically bundled together for our customers: IIJ data center facility services, IIJ data center connectivity services and management and monitoring services. Our Internet data center facility services are co-location services which allow companies to house their servers and routers off-site on our premises. Our Internet data center facilities are leased from third parties such as NTT Communications and are equipped with robust security systems, 24-hours-a-day non-stop power supplies and fire extinguishing systems, and have earthquake-resistant construction and high-speed Internet connectivity with IIJ backbones. We also offer basic monitoring and maintenance services for the equipment. This service enhances reliability because we provide 24-hours-a-day monitoring and have specialized maintenance personnel and facilities. The initial charge of our Internet data center facility service is ¥250,000, and the basic monthly charge for the service is ¥300,000 per rack. We offer management and monitoring services tailored to our customers’ requirements.

•	Streaming Solutions. We provide Internet streaming services for live broadcasts over the Internet, as well as streaming server hosting services with our Streaming-On-Demand Channel.

•	Network Management Solutions (Omnibus). Omnibus, launched in February 2002, was developed specifically to enable corporate customers to integrate their various network systems by interconnecting them at our Internet data centers. The Omnibus service also integrates customers’ security systems, including firewalls and intrusion detective systems. The initial charge is ¥300,000 plus ¥50,000 for usage of a rack in the data center. Monthly charges depend on the number of ports to be used for the service and the space in the rack to be used, ranging from ¥180,000 (six ports) to ¥330,000 (12 ports) plus ¥25,000 per one unit of space in the rack.

•	Customer support and help desk solutions. We provide comprehensive customer support and help desk solutions that include network monitoring and trouble-shooting services. Most of our customer support services are provided as an integral part of other services we sell.

•	IIJ DNS Services. We offer domain name related services that consist of domain name administration services and domain name server outsourcing services. Domain names such as “.jp”, “.com”, “.net” and “.org” are available.

•	IIJmio Simple DNS Service. IIJmio Simple DNS Service is a service for individuals that provides domain name registration and DNS primary and secondary servers. By enabling customers to edit the DNS records for themselves, customers can build web and mail servers at their own sites more easily.

•	IIJ NetLightning. IIJ NetLightning is a service based on Netli, Inc.’s technology that improves web application performance. By utilizing this service, end users can access customer websites faster, without any settings, and customers can thereby reduce the cost of placing mirror sites.

•	IP Phone. We began IP Phone service for individual users of IIJ4U and IIJmio in May 2003, and for corporate users who are using IIJ’s Internet connectivity services through NTT FLET’S network in December 2003. The telephone service is provided via NTT FLET’S network and customers can make telephone calls with other users connected to NTT FLET’S network or legacy telephones by interconnection with the Publicly Switched Telephone Network, the legacy telephone network.

•	IIJ SMF. IIJ SMF (SEIL Management Framework) is a service which provides remote configuration and monitoring features of SEIL/neu Series routers at customer remote sites from central management servers at IIJ and the customer’s main office/data center. The technology is patent pending. When a customer at a remote site connects the router to the circuit, the router is automatically configured and connected to the network. System integrators utilizing this technology can reduce configuration and maintenance costs at the remote site.

•	Managed router services. We rent routers for connection to the Internet and provide configuration, management and monitoring services. We provide SEIL Series or CISCO routers depending on customer requirements.
Systems Integration
     We offer systems integration tailored to our customers’ requirements, which include consulting, project planning, systems design, construction of network systems and systems and operations outsourcing. Our systems integration mainly focus on Internet business systems and Intranet and Extranet corporate information systems. We have built a strong record in various business fields.
     Examples of systems integration are:
•	connecting over a hundred locations such as gas stations, bank branches and retail shops via Internet-VPN, transmission of data over the Internet with an encryption feature and operating the network system on behalf of a customer,

•	“virtual campus” systems including both Internet connectivity and Intranet information services,

•	outsourcing of broadband Internet connectivity services and large-scale portal sites for PDA users,

•	online brokerage systems for securities firms,

•	outsourcing of websites for online businesses

•	outsourcing of large-scale e-mail servers,

•	systems for Internet CATV (Cable TV) infrastructure,

•	re-construction of overall corporate network systems suited to increased traffic data, and

•	consultation on corporate network security.
     The fee structure of our systems integration is based upon the complexity and scale of the project. We bill our customers for these services on a fixed-fee basis and recognize the revenue when the network systems and equipment are delivered and accepted by the customer. Maintenance, monitoring and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.
     In the planning phase of a systems integration project, we form special project management teams formulated for every new assignment from the customer. We analyze and design the customer’s network and systems with three engineering focuses: reliability, flexibility and extendibility.
     In the network systems construction phase, we procure equipment such as servers and manage application development and software programming tasks which are outsourced to third parties. Network systems construction usually incorporates many of our other connectivity and value-added services.
     In the operation phase, by utilizing data center facilities directly linked to our network, we provide a range of outsourcing services, which take maximum advantage of the Internet system, network operation and management know-how of the IIJ Group companies. Rather than simply looking after the customer’s content, we take care of the customer’s entire computing environment and provide around-the-clock operation and management services, as well as custom-designed monitoring systems. These outsourcing services enable customers to free themselves from the burden of operating the network systems, which demands professional operation and maintenance to ensure prompt and flexible responses to unexpected system problems.
     We also provide our customers with basic, easy-to-order systems integration, which we refer to as IBPS, including provision of network resources such as network equipment, data storage systems, network monitoring and systems operation management, on demand and on a monthly basis, therefore enabling our customers to launch their internal network system securely and cost effectively.
Equipment Sales
     In addition to the Internet connectivity and value-added services and systems integration, we sell our network equipment for connection to the Internet and usage of additional features, which was developed in-house.
     SEIL/neu Series. We started to sell our high-end routers SEIL/neu Series, which was developed in-house, in October 2001 through sales agents. The series includes three types, SEIL/neu 128 for ISDN or 64 k/128 kbps leased line based Internet connection, SEIL/neu T1 for T1 leased line based Internet connection and SEIL/neu 2FE for broadband connection with NTT FLET’S ADSL or BFLET’S services. We added SEIL/ATM for ATM based Internet connectivity in November 2002, and SEIL/TURBO with more throughput and enhanced VPN features in June 2003. By combining SEIL/TURBO and other SEIL/neu Series routers, we are able to provide Internet-VPN solutions connecting corporate branches and remote offices of medium and small enterprises. In addition, we provide rental services for these routers directly to customers. In December 2003, we developed and started to sell through our sales agents SEIL/neu 2FE Plus, which enhanced the features of SEIL/neu 2FE, with additional features such as traffic and VPN management.
     We also sell third-party equipment to meet the one-stop needs of our customers.

Network
     Our network is one of our most important assets. We have developed and currently operate a high-capacity network that has been designed to provide reliable, high-speed, high-quality Internet connectivity services.
     We are able to achieve and maintain high speeds through our advanced network architecture, routing technology and load balancing that optimize traffic on our multiple Internet connections.
     The primary components of our network are:
•	our backbone, which includes leased lines and network equipment, such as advanced Internet routers;

•	POPs in major metropolitan areas in Japan;

•	Internet data centers; and

•	a network operations center, or NOC.
Backbone
Leased lines
     Our network is anchored by our extensive Internet backbone in Japan and between Japan and the United States. As of June 30, 2005, we had a total capacity of 7.2 Gbps between Japan and the United States and 600 Mbps between Japan and China. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity.
     We lease high-capacity, high-speed digital transmission lines in Japan from various carriers. The table below shows our backbone cost.
Backbone Cost

	For the fiscal year ended March 31,
	2001	2002	2003	2004	2005
Backbone cost (thousand yen)	¥8,122,256	¥5,656,116	¥5,235,517	¥4,719,638	¥3,550,885
Network upgrades
     We have placed a high priority on the continuing upgrade of the capacity of our networks in order to maintain and improve the quality of our services. We first will enhance the quality of our domestic network and our network between Japan and the United States. We will also look to upgrade our network in the Asia-Pacific region as opportunities arise.
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

     POPs. Points of Presence, or POPs, are the main points at which our customers connect to our backbone. We provide Internet connectivity from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of June 30, 2005, we had 25 primary POPs which allow for dedicated access and include the main Internet backbone routers that form our network. As of the same date, we also had 17 POPs for dial-up access. The number of POPs for dial-up access include one POP that can be accessed from anywhere in Japan with the minimum local telephone charge. We have introduced this POP in March 2004 to increase customer’s ease of usage of our Internet connectivity services.
     Many of our POPs are located in, or in close physical proximity to, “carrier hotels”. Carrier hotels are facilities where we and other major carriers and ISPs have POPs. These are mainly located at facilities of various carriers in Japan like NTT Communications, KDDI and Japan Telecom. We lease the physical space from these carriers or use such space under other arrangements with terms ranging from one to two years and terminable by either party on three to six months’ notice. We maintain our routers and other networking equipment at these POPs. Our POPs are in, or in close proximity to, the same buildings in which the switches and routers of these carriers and ISPs are located enabling quick and easy interconnection of our equipment with theirs.
     Internet Data Centers. We operate eleven Internet data centers which we use to offer our value-added data center services, two each in Tokyo and Yokohama, and one each in Osaka, Sapporo, Sendai, Kawaguchi, Yokohama, Nagoya, Kyoto. These data centers are specifically designed for application hosting, co-location services and high capacity access to our networks. All of these data centers are leased from NTT Communications and CRC Solutions Corp.
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
     Network operations center and technical and customer support. Our network operations center, or NOC, in Tokyo operates 24 hours a day and seven days a week. From our NOC, we monitor the status of our network, the traffic on the network, the network equipment and components and many other aspects of our network including our customers’ dedicated access lines leased from carriers. From our NOC, we monitor our networks to ensure that we meet our commitments under our Service Level Agreements.
Our Group Companies
     We offer our services directly and together with our group companies. Our group companies work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and market our services and products together as a group. However, our group companies specialize in different aspects of the Internet and networking. Our customers’ main point of contact is IIJ itself. We then draw upon the resources and special capabilities of the group companies to offer total Internet solutions.

     The table below sets out our group companies, including our subsidiaries and principal equity method investees and our direct and indirect ownership of each of them as of June 30, 2005:

Proportion of ownership
Company Name	and voting interest
IIJ Technology	69.0%
IIJ Media Communications	60.1%
IIJ America	97.3%
Net Care	52.5%
IIJ Financial Systems	69.0%
Asia Internet Holding	26.7%
Internet Multifeed	28.6%
atom	40.0%
IIJ Technology Inc.
     IIJ Technology Inc. is an important element in our provision of total network solutions to our customers. IIJ Technology Inc. is incorporated under the laws of Japan. IIJ Technology provides comprehensive network systems integration and consulting services, focusing on design, operation, and consulting for corporate networks (LANs, enterprise networks, Intranets) and their security systems. IIJ Technology assists customers in creating private IP networks, such as Intranets or virtual private networks, that securely isolate internal network traffic from public Internet traffic and provide each site on the private IP network access to other sites as well as to the Internet. IIJ Technology can integrate an organization’s multiple sites in different locations in Japan.
     On April 27, 2004, IIJ Technology completed a private placement of 10,000 shares of common stock to us and other shareholders for an approximate aggregate amount of ¥1,000 million. We accepted most of the placement. Our ownership increased from 64.1% to 69.0% during the fiscal year ended March 31, 2005.
     IIJ Technology had sales of approximately ¥13,716 million for the fiscal year ended March 31, 2005. As of March 31, 2005, IIJ Technology had 185 full-time employees, and 16 were seconded from us.
IIJ Media Communications Inc.
     IIJ Media Communications Inc. provides expert services to help customers take full advantage of the potential of the Internet as a communications medium. IIJ Media Communications is incorporated under the laws of Japan. IIJ Media Communications’ core business is providing various hosting and home page development services as well as Internet broadcasting services. For this purpose, IIJ Media Communications engages in research and development of the newest technologies for media communications, such as streaming technologies including multicast and portal service applications, and incorporates the technologies into various applications.
     IIJ Media Communications also provides total support for customers’ content and systems, particularly those customers who engage in e-commerce related activities. IIJ Media Communications provides consultation, planning, configuration (including selection of hardware and choices of applications), content production and ongoing support for its customers. Other basic media services offered by IIJ Media Communications include information management services related to the Internet. IIJ Media Communications also offers servers to manage mailing lists and provides simultaneous distribution services.

     IIJ Media Communications had sales of approximately ¥911 million for the fiscal year ended March 31, 2005. As of March 31, 2005, IIJ Media Communications had 31 full-time employees, all of whom were seconded from us.
Net Care, Inc.
     Net Care, Inc. provides a broad array of support services, from monitoring and troubleshooting to network operations and an end-user help desk.
     Net Care had sales of approximately ¥2,083 million for the fiscal year ended March 31, 2005. As of March 31, 2005, Net Care had 210 employees, 16 of whom were seconded from us.
IIJ America Inc.
     IIJ America Inc. is a U.S.-based ISP, catering mostly to U.S.-based operations of Japanese companies. IIJ America is incorporated under the laws of the state of California.
     IIJ America had revenues of $8,407 thousand for the fiscal year ended December 31, 2004. As of March 31, 2005, IIJ America had 11 employees, 4 of whom were seconded from us.
IIJ Financial Systems Inc.
     IIJ Financial Systems Inc. is a company wholly owned by IIJ Technology, whose business was acquired from Yamatane Co., Ltd., or Yamatane in October 2004. IIJ Financial Systems provides integration and operation of security systems.
     IIJ Financial Systems had revenues of ¥1,379 million for the fiscal year ended March 31, 2005. As of March 31, 2005, IIJ Financial Systems had 74 employees.
Asia Internet Holding Co., Ltd.
     Asia Internet Holding Co., Ltd. was created to own and manage the A-Bone, which is a high-speed Internet backbone network that connects countries in the Asia-Pacific region to a common network infrastructure. Asia Internet Holding is incorporated under the laws of Japan.
     We operate and manage the A-Bone pursuant to an agreement with Asia Internet Holding. In the fiscal year ended March 31, 2005, we received ¥78 million from Asia Internet Holding per month, and paid ¥82 million to Asia Internet Holding per month for the inter-connection of our backbone with A-bone. Also, we received ¥6 million per month from Asia Internet Holding for operation and management of A-bone.
     Asia Internet Holding had sales of approximately ¥1,179 million for the fiscal year ended March 31, 2005. As of March 31, 2005, Asia Internet Holding had 15 employees, 2 of whom were seconded from us.
Internet Multifeed Co.
     Internet Multifeed Co. provides location and facilities for directly connecting high-speed Internet backbones with content servers to make distribution on the Internet more efficient. Internet Multifeed is incorporated under the laws of Japan. Its technology was developed jointly with the NTT Group. Internet Multifeed launched new IX (Internet eXchange — where major ISPs exchange network traffic) services named JPNAP in Tokyo in May 2001 and expanded the service to Osaka in December 2001.

     As of June 30, 2005, we own 26% of Internet Multifeed, while IIJ Technology and IIJ Media Communications each own 2%. Internet Multifeed had sales of approximately ¥1,990 million for the fiscal year ended March 31, 2005. As of March 2005, Internet Multifeed had 22 full-time employees, and four employees were seconded from us.
atom Co., Ltd.
     atom Co., Ltd., which is incorporated under the laws of Japan, is primarily a web-page design company that aims to define new forms of design work using digital technology in all network-based aspects of design from content production to graphic design.
     atom had sales of approximately ¥786 million for the fiscal year ended March 31, 2005. As of March 31, 2005, atom had 66 employees, one of whom was seconded from us.
Capital Expenditures
     The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three years.

	For the fiscal year ended March 31,
	2003	2004	2005
		(millions of yen)
Capital expenditures, including acquisition of assets by entering into capital leases	¥4,893	¥3,523	¥5,011
     Our future capital expenditures are difficult to predict given the rapid changes and uncertainties in our business environment. Most of our capital expenditures relate to the expansion and improvement of our existing network, including the installation of the routers and servers necessary to offer services on our network.
     We have not made any material divestitures in the current or past three fiscal years. We recorded the loss on disposal of property and equipment of ¥112 million, ¥110 million and ¥144 million for the fiscal years ended March 31, 2003, 2004 and 2005, respectively. The loss in 2003 was mainly due to the move to our new headquarters and the losses in 2004 and 2005 were mainly due to disposal of back-office systems and telephone rights.
Seasonality
     See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues, including related equipment sales revenues”.
Sales and Marketing
     Our sales headquarters are in Tokyo. We also have branches in Osaka, Nagoya, Sapporo, Sendai, Toyota, Toyama, Hiroshima, Fukuoka and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2005, we had approximately 200 people working in sales and marketing.
     We organize our sales personnel into six distinct, separate divisions or branch offices: four Sales Divisions, New Business Development Division, Marketing Division and branch offices.
     Sales Divisions consists of the following:

•	Three of Divisions focus on our total network solutions and work with large corporate clients, including telecommunications carriers and ISPs, financial institutions, manufacturers, government institutions, universities and other schools, or focus on the expansion of sales agents for IIJ services and network equipment. In order to provide total network solutions, personnel in our sales divisions work closely with other IIJ Group companies such as IIJ Technology as well as with other important service providers.
•	One Division focuses on total network solutions and works with governmental institutions.
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
Customers
     We have approximately 6,500 business and other institutional customers and approximately 694,000 individual subscribers, which includes individuals subscribing to OEM services, as of March 31, 2005. Our main customers continue to be major corporations, including ISPs.
Research and Development
     We have always focused on advancing the use of networking technologies, including the Internet, in Japan. Many of our engineers regularly participate in industry organizations and government-sponsored research projects such as researching new Internet protocol standards, namely Internet Protocol Version 6 (IPv6). These engineers have continued to develop innovative services, applications and products, many of which have set the standard for the Internet industry in Japan. In addition to our efforts to develop innovative services, we have engaged in the research and development of new basic technology since the establishment of IIJ Research Laboratory in 1998.
     Our research and development expenses averaged less than 1.0% of total revenues for the past three consecutive years. For the fiscal years ended March 31, 2005, 2004 and 2003, our research and development expenses were ¥199 million, ¥358 million and ¥414 million, respectively, most of which was personnel expense. The level of research and development expenditures is low in relation to our total costs primarily because we do not engage in extensive research and development of new technologies and products that require large investments. Rather, as noted above and as set forth in more detail below, we are intensively engaged in research and development related to our ongoing business. We focus on monitoring developments in the industry and in developing new and innovative services and applications by using and modifying existing technologies and products.
     As of March 31, 2005, we had approximately 94 people working in our research and development organization, including the staff in IIJ Research Laboratory. Our research and development staff works very closely with our sales and marketing personnel and technical engineers to ensure that our research and development efforts are closely aligned with the demands of our customers.
Research and Development Organization
     We have organized our research and development staff to promptly and effectively address the rapidly changing technological environment of the Internet. Research and development on practical applications of new and developing technologies is the responsibility of the IIJ Research Laboratory and the Technology Department.
     IIJ Research Laboratory. We established the IIJ Research Laboratory in April 1998 to engage in the research and development of new basic network technologies. Through the IIJ Research Laboratory, we participate in various research and development activities in cooperation with organizations from the private and academic sectors to promote the deployment and implementation of IPv6. The output of the joint undertaking with WIDE project is distributed freely in order to promote the introduction of IPv6 on a worldwide scale. IPv6 is designed to solve problems inherent in the current version of IP, which is IPv4, such as IP address space depletion. In addition, IPv6 is expected to provide new network features such as ubiquitous networking.
     Technology Department. As of March 31, 2005, the Technology Department included the following divisions:
•	System Design and Development Division, which researches, designs, develops andmaintains the systems and software related to our services, mainly in the security field;

•	System Engineering and Operation Division, which designs, implements and operates the server systems related to our service and researches, evaluates and develops related technologies;

•	Network Engineering and Operation Division, which designs, implements and operates the network related to our services, or provides assistance to individual projects;

•	Product Development Division, which makes the promotion plan and conducts the implementation, development and quality control of SEIL, our original development routers, and also plans, develops and implements software for SMF.
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
Licenses
     For us to provide certain services to our customers, we have been a licensee under agreements with other suppliers, such as Check Point Software Technologies Ltd., WatchGuard Technologies, Inc., Trend Micro Incorporated, RSA Security Inc., NRI Secure Technologies, Ltd. and MX Logic, Inc.
     We have purchased licenses from the companies in accordance with customer demands for our services.
Trademarks
     We have applied for trademark registrations of our corporate name, “Internet Initiative Japan Inc.” and certain other corporate and product names in Japan, the United States and certain European countries. As of June 30, 2005, 28 registrations have been granted, with no pending applications.
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
     In June 2004, we along with the plaintiffs, the insurers, and virtually all of the other solvent issuer companies in the related cases, executed an agreement of settlement, which was submitted to the United States District Court for the Southern District of New York for preliminary approval. The court granted preliminary approval of the settlement on February 15, 2005, subject to certain modifications. If the parties are able to agree upon the required modifications, and such modifications are acceptable to the court, notice will be given to all class members of the settlement, a “fairness” hearing will be held and, if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all.
     The settlement releases us and the individual defendants from liability for the conduct alleged in the action. Under the settlement, we agreed to assign away, not assert, or release certain potential claims we may have against our underwriters. As to financial impact on us, the settlement provides that the class members will be guaranteed $1 billion dollars in recoveries by the insurers of the issuers. In addition to IIJ’s portion of the proposed settlement, some of the continuing legal expenses incurred in connection with the partial settlement would be borne by our insurer based on the settlement agreement and an individual agreement between us and our insurer. Consequently, we believe that there will be no significant financial impact on us as a result of this matter.
Regulation of the Telecommunications Industry in Japan
     The MIC regulates the Japanese telecommunications industry. Carriers, including us, are regulated by the MIC primarily under the Telecommunications Business Law.
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
     The following table summarizes changes by the amendment above in some of the major regulatory requirements applicable to telecommunications carriers:
(Before Amendment)

	Type I Carriers	Type II Carriers
		Special Type II	General Type II

Start-up of services	Permission from MIC required	Registration with MIC required	Notification to MIC required

Rates and charges	Notification* to MIC required	Notification to MIC required	Unregulated

Share acquisition by foreign investors	Unregulated**	Unregulated	Unregulated

*	Type I Carriers which operate Category I Designated Telecommunications Facilities are required to receive MIC approval for their Interconnection charges.

**	Prior notification is required under the Foreign Exchange and Foreign Trade Law. This is not applicable to purchasers of ADSs. A one-third foreign ownership restriction is applicable only to NTT (which was changed from a 20% foreign ownership restriction on November 30, 2001).
(After Amendment)

Telecommunications Carriers
	Registration required	Registration exempted

Start-up of services	Registration with MIC required*	Notification to MIC required****

Rates and charges	Notification to MIC required**	Unregulated

Share acquisition by foreign investors	Unregulated***	Unregulated
     Before the amendments to the Telecommunications Business Law, we were classified as a Special Type II Carrier. After the amendments, we are deemed by the effect of Supplementary Provisions to the amended Telecommunications Business Law to have filed the notification to MIC under the amended Telecommunications Business Law. In practice, we filed an actual notification to MIC in April 2004 according to the request of MIC.

*	Applicable to telecommunications carriers which install certain large scale circuit facilities unless an exemption applies as designated by the applicable ministerial ordinance of MIC from the viewpoint of the scale of the telecommunications circuit facilities and the scope of areas where such telecommunications circuit facilities are installed.

**	Applicable to universal services and services which have the control power over the market provided by the telecommunications carriers which install what is called the “bottle-neck facilities”.

Telecommunications carriers which operate Category I Designated Telecommunications Facilities are required to receive MIC approval for their Interconnection terms and charges.

***	Prior notification is required under the Foreign Exchange and Foreign Trade Law for acquisition of shares of telecommunications carriers to which registration for start-up services is applicable. This is not applicable to purchasers of ADSs. A one-third foreign ownership restriction is applicable only to NTT.

****	Currently, carriers which meet the following two requirements established by the ministerial ordinance of MIC are exempted from registration with MIC: (i) areas of installation of terminal-related transmission facilities are limited to only within a single municipal (city, town or village) and (ii) areas of installation of relay-related transmission facilities are limited to only within a single prefecture.
Regulations of telecommunications carriers
     The following regulations apply to telecommunications carriers defined in the Telecommunication Business Law.
     Start-up of Services
•	Carriers with registration

Registration with the MIC required for telecommunications carriers which exceed criteria established by MIC’s ordinance in relation to the scale of the telecommunications circuit facilities and the scope of areas where such telecommunications circuit facilities are installed.

•	Other Carriers

Notification to the MIC required for telecommunications carriers other than the above. We do business under this category.
     Charges and Tariffs
•	Unregulated, in general. The requirement that standard terms and conditions be applied equally to all users was repealed.

•	Prior notification to the MIC required for Basic Telecommunications Services (universal services such as basic fee, local call and emergency telecommunication service) and Designated Telecommunications Services (i.e., services which have the controlling power over the market provided by the telecommunications carriers which install what is called the “bottle-neck facilities”). Among the Designated Telecommunications Services, the telecommunications services to be specified by MIC at least once a year will be subject to price cap regulations, under which carriers will be required to obtain approval from the MIC if a proposed change of charge exceeds the price cap. Providing these telecommunications services other than pursuant to the terms and conditions notified to the MIC is prohibited, unless minor exceptions apply.
     Articles of Interconnection Agreements
•	Unregulated, in general.

•	Approval from the MIC required for Category I Designated Telecommunications Facilities.

•	Prior notification to the MIC required for Category II Designated Telecommunications Facilities.
     Telecommunications Facilities of Carriers.
•	A telecommunications carrier that owns telecommunications circuit facilities must maintain its telecommunications facilities (except telecommunications facilities stipulated in MIC’s ordinances as those having a minor influence on the users’ benefit in the cases of damage or failure thereof) in conformity with the technical standards provided in the applicable MIC’s ordinances. Such Carriers shall confirm itself that said telecommunications facilities are in compliance with such technical standards specified in the applicable MIC’s ordinances.

•	A telecommunications carrier that provides Basic Telecommunications Services must maintain their telecommunications facilities for provision of their Basic Telecommunications Services in conformity with the technical standards provided in the applicable MIC’s ordinances.

•	Telecommunications Carriers that own telecommunications circuit facilities or provide Basic Telecommunications Services must establish their own administrative rules in accordance with MIC’s ordinances in order to secure the reliable and stable provision of telecommunications services. These administrative rules must regulate the operation and manipulation of telecommunications facilities and the safeguarding, inspecting and testing regarding the construction, maintenance and administration of telecommunications facilities, etc. as provided for by the ministerial ordinance of MIC. Such administrative rules must be submitted to the MIC prior to the commencement of operations, and changes must be submitted to the MIC after they are implemented without delay.
     Order to Improve Business Activities
•	The Minister for MIC may, if it is deemed that business activities of a telecommunications carrier falls under the inappropriate items set forth in the Telecommunications Business Law, insofar as necessary to ensure the users’ benefit or the public interest, order said telecommunications carrier to take actions to improve operations methods or other measures.
     Right of Way Privilege for Authorized Carriers
•	Authorization on the entire or a part of a carrier’s telecommunications business by MIC for the privileged use of land or other public utilities for circuit facilities deployment is required. Right of Way privilege is available to carriers irrespective of registration.
     Merger, Business Transfer or Divestiture of Carriers
•	Post facto notification to MIC without delay is required.
     Business Suspension, Abolition or Dissolution of Carriers
•	Post facto notification to MIC without delay is required. Prior announcement of withdrawals to service users is required in accordance with MIC’s ordinance.
     Foreign Capital Participation

•	Unregulated. Prior notification is required under the Foreign Exchange and Foreign Trade Law for acquisition of shares of telecommunications carriers to which registration for start-up services is applicable. This is not applicable to purchasers of ADSs. The one-third foreign ownership restriction is applicable only to NTT.
C. Organizational Structure.
     The information required by this item is in “ — Our Group Companies” above.
D. Property, Plants and Equipment.
     The information required by this item is in “ — Network” above.
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
Overview
     We are a leading provider of a comprehensive range of Internet connectivity services and network solution services in Japan. We were founded in December 1992 and began offering Internet connectivity services commercially in July 1993. We were one of the first commercial ISPs in Japan.
     Our primary sources of revenues are connectivity services, value-added services, systems integration and equipment sales. Connectivity services comprised of dedicated Internet-access services and dial-up Internet-access services. For value-added services, we provide services such as network security services, mail and web server hosting services, managed router services and Internet data center services. For systems integration, we provide systems development and integration for business-to-business and business-to-consumer-networks, and outsourcing projects. For equipment sales, we provide equipment as part of our provision of total network. Substantially all of our revenues are from our customers in Japan, and we are the main point of contact for customers for these various services.
     Total revenues were ¥44.0 billion, ¥38.8 billion and ¥41.7 billion for the fiscal years ended March 31, 2003, 2004 and 2005, respectively. The increase in revenues for the year ended March 31, 2005 as compared to the previous fiscal year mainly reflects the increase in value-added services, other and systems integration revenues.
     Operating income for the fiscal year ended March 31, 2005 was ¥1.2 billion, a significant improvement from operating losses of ¥1.4 billion for the fiscal year ended March 31, 2004 and ¥1.7 billion in the fiscal year ended March 31, 2003. The improvement compared to the previous year is mainly due to an increase in relatively higher-margin value-added services and systems integration, and a decrease in backbone costs.
     Net income for the fiscal year ended March 31, 2005 was ¥2.9 billion, a significant improvement from a net loss of ¥2.3 billion for the fiscal year ended March 31, 2004, and net loss of ¥15.6 billion for the year ended March 31, 2003. The improvement in net income is mainly due to an operating income turning positive, and a gain from sale of available-for-sale securities.
     On June 26 and September 16, 2003, we completed private placements of a total of 15,880 shares of our common stock to investors in Japan for an aggregate amount of ¥13.3 billion for working capital and repayment of our outstanding 1.75% convertible notes due on March 31, 2005. As a result of these transactions, the total number of our issued shares of common stock increased to 38,360 and the NTT Group’s total shareholding increased to 31.6%. On March 31, 2005, we redeemed the remainder of our 1.75% convertible notes due March 2005 using our cash and cash equivalent as well as available-for-sale securities.
     In order to provide our customers with total network solutions, we provide our services directly or by working together with the subsidiaries and affiliates of IIJ Group. We refer to our subsidiaries and certain affiliates as our group companies, and we have invested heavily in and exercise significant influence over these companies. We have consolidated five of our group companies — IIJ Technology, IIJ Media Communications, IIJ America, Net Care and IIJ Financial Systems. We account for our investments in the affiliated companies by the equity method.
     On August 20, 2003, Crosswave, our former equity method investee, filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan and accordingly, we no longer have had the ability to exercise significant influence over operating and financial policies of Crosswave thereafter. For the fiscal year ended March 31, 2003, we wrote off our equity method investment as well as a ¥5.0 billion security deposit advanced to Crosswave in connection with financing provided by four Japanese commercial banks. In December 2003, Crosswave transferred its business operations to NTT Communications. We further wrote off ¥1.7 billion of outstanding loans extended to Crosswave and ¥0.4 billion of accounts receivable owned to us by Crosswave in the fiscal year ended March 31, 2004.
     For a discussion of factors affecting our future financial results, see “Item. 5.D. Trend Information”.

     Results of Operations
     As an aid to understanding our operating results, the following tables show items from our statement of operations for the periods indicated in millions of yen amounts (or thousands of U.S. dollars) and as a percentage of total revenues.

	Fiscal year ended March 31,
	2003		2004		2005
	(millions of yen except for percentage data)						(Thousands
							of U.S.
							dollars)
REVENUES:
Connectivity and value-added services revenues:
Dedicated access	¥13,815	31.4%	¥12,862	33.2%	¥11,373	27.3%	$106,069
Dial-up access	3,155	7.2	3,088	8.0	2,937	7.0	27,392
Value-added	3,603	8.2	4,296	11.1	5,005	12.0	46,677
Other	1,726	3.9	2,118	5.4	3,169	7.6	29,560

Total connectivity and value-added services	22,299	50.7	22,364	57.7	22,484	53.9	209,698
Systems integration, including related equipment sales	15,013	34.1	11,848	30.5	15,854	38.0	147,863
Equipment sales	6,706	15.2	4,567	11.8	3,365	8.1	31,383

Total revenues	44,018	100.0	38,779	100.0	41,703	100.0	388,944

COST AND EXPENSES:
Cost of connectivity and value-added services:
Backbone cost	5,236	11.9	4,720	12.2	3,551	8.5	33,119

Local access line cost	3,862	8.8	3,500	9.0	4,040	9.7	37,680
Other connectivity cost	1,532	3.5	1,422	3.7	1,361	3.3	12,693
Depreciation and amortization	2,957	6.7	3,135	8.1	2,938	7.0	27,401
Other	6,801	15.4	7,270	18.8	7,594	18.2	70,826

Total cost of connectivity and value-added services	20,387	46.3	20,047	51.7	19,484	46.7	181,719

Cost of systems integration, including related equipment sales:
Cost of equipment sales related to systems integration	3,377	7.7	1,546	4.0	1,759	4.2	16,406
Other	9,713	22.0	8,306	21.4	10,441	25.0	97,380

Total cost of systems integration	13,090	29.7	9,852	25.4	12,200	29.2	113,786
Cost of equipment sales	6,417	14.6	4,346	11.2	3,111	7.5	29,018

Total cost of revenues	39,894	90.6	34,245	88.3	34,795	83.4	324,523
Sales and marketing	3,176	7.2	3,528	9.1	2,795	6.7	26,064
General and administrative	2,205	5.0	2,098	5.4	2,666	6.4	24,865
Research and development	414	1.0	358	0.9	199	0.5	1,856

Total cost and expenses	45,689	103.8	40,229	103.7	40,455	97.0	377,308

OPERATING INCOME (LOSS)	(1,671)	(3.8)	(1,450)	(3.7)	1,248	3.0	11,636

OTHER INCOME (EXPENSES):
Interest income	68	0.1	38	0.1	13	0.0	120
Interest expense	(733)	(1.7)	(702)	(1.9)	(686)	(1.6)	(6,397)
Foreign exchange gains (losses)	(280)	(0.6)	(7)	(0.0)	6	0.0	56
Gain (loss) on other investments	(277)	(0.6)	1,413	3.7	2,439	5.9	22,751
Other — net	(47)	(0.1)	240	0.6	129	0.3	1,199

Other income (expenses) — net	(1,269)	(2.9)	982	2.5	1,901	4.6	17,729
INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAX EXPENSE, MINORITY INTERESTS AND EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES	(2,940)	(6.7)	(468)	(1.2)	3,149	7.6	29,365

	Fiscal year ended March 31,
	2003		2004		2005
	(millions of yen except for percentage data)						(Thousands
							of U.S.
							dollars)
INCOME TAX EXPENSE (1)	¥23	0.1%	¥33	0.1%	¥100	0.2%	$931
MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES	153	0.4	236	0.6	(109)	(0.3)	(1,018)
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES:(2)
Equity method net loss	(5,625)	(12.8)	(286)	(0.8)	(33)	(0.1)	(310)
Impairment loss on investment, advance and deposits for Crosswave	(7,153)	(16.2)	(1,720)	(4.4)	—	—	—

Total equity in net loss of equity method investees	(12,778)	(29.0)	(2,006)	(5.2)	(33)	(0.1)	(310)

NET INCOME (LOSS) (1)	¥(15,588)	(35.4)%	¥(2,271)	(5.9)%	¥2,906	7.0%	$27,106

(1)	In April 2005, we restated certain items in our financial statements after concluding that changes in the deferred income tax asset valuation allowance attributable to the income tax effect of the change in unrealized gains on certain available-for-sale securities should not be recorded in income tax expense (benefit) in continuing operation and should instead be recorded as a separate component of other comprehensive income. This change resulted in a restatement of income tax expense (benefit) and net income (loss) for the fiscal years ended March 31, 2003 and 2004. The figures for those line items in the table above are the amounts as restated and are different from the amounts reported for those line items in our annual reports on Form 20-F for the fiscal years ended March 31, 2003 and 2004.

(2)	Of total equity method net loss of ¥5,625 million for the fiscal year ended March 31, 2003, ¥5,514 million was based on unaudited financial information made publicly available by Crosswave and the impairment loss on investment and deposits for Crosswave was determined to be the amount required to reduce the carrying amount of investment in and deposits for Crosswave at March 31, 2003 to zero. The audit report of Deloitte Touche Tohmatsu in respect of our financial statements as of and for the fiscal year ended March 31, 2003 was qualified as to the effects of such adjustments, if any, as might have been determined to be necessary if sufficient evidence regarding the equity method loss, the impairment loss on investment, advance and deposits for Crosswave and the related summary information of Crosswave for the year ended March 31, 2003 was available. As described elsewhere in this annual report, Crosswave is undergoing corporate reorganization proceedings in Japan and has not prepared audited financial statements for the year ended March 31, 2003 or other sufficient evidence of its results of operations to permit independent registered public accounting firm to issue an audit report on our financial statements as of and for the year ended March 31, 2003 without such qualification.
Year Ended March 31, 2005 Compared to the Year Ended March 31, 2004
Total revenues
     Our total revenues increased 7.5% to ¥41.7 billion for the fiscal year ended March 31, 2005 from ¥38.8 billion for the previous fiscal year. These increases were primarily due to an increase in systems integration revenues.
     Connectivity and value-added services revenues. Revenues from connectivity services and value-added services, which comprise our dedicated access, dial-up access and value-added services and other services, increased 0.5% to ¥22.5 billion for the fiscal year ended March 31, 2005 from ¥22.4 billion for the previous fiscal year.
•	Dedicated access. Revenues from dedicated access services decreased 11.6% to ¥11.4 billion for the fiscal year ended March 31, 2005 from ¥12.9 billion for the previous fiscal year. This decrease reflected decreasing unit prices as a result of both the cancellation by a regional electric power company’s telecom service arm and general price competition. Decreased revenues from IP Service, IIJ T1 Standard and IIJ Economy were partially offset by increased revenues from our IIJ FiberAccess/F Service mainly due to the expansion of usage of broadband line for multi-site connectivity within corporate customers.

•	Dial-up access. Revenues from dial-up access services decreased 4.9% to ¥2.9 billion for the fiscal year ended March 31, 2005 from ¥3.1 billion for the previous fiscal year. This decrease was primarily the result of declining revenues from IIJ4U Service, offset partially by dial-up access services provided on an OEM basis mainly due to the increased number of contracts within the individual customers as OEM brand.

•	Value-added services. Our value-added services revenues increased 16.5% to ¥5.0 billion for the fiscal year ended March 31, 2005 from ¥4.3 billion for the previous fiscal year. This increase reflected steady growth in Internet data center services, virtual private network services, and security-related services, in part as a result of focusing sales efforts on outsourcing services.

•	Other. Other revenues, which included rental fees for network equipment, customer support service, and sale of Wide-area Ethernet services, amounted to ¥3.2 billion for the fiscal year ended March 31, 2005, a 49.7% increase from the previous fiscal year. This reflected increasing sales of Wide-area Ethernet services.
     Systems integration revenues. Our revenues from systems integration, which include equipment sales related to systems integration, increased 33.8% to ¥15.9 billion for the fiscal year ended March 31, 2005 from ¥11.8 billion for the previous fiscal year. This increase largely reflected increases in systems integration contracts and monthly recurring revenues from operational outsourcing services, mainly due to the increase in number of systems integration cases utilizing broadband lines to connect multi-sites within corporate customers, and continuous acquisition of operational outsourcing contracts of the newly built systems.
     Equipment sales. Our equipment sales decreased 26.3% to ¥3.4 billion for the fiscal year ended March 31, 2005 from ¥4.6 billion for the previous fiscal year. The decrease in equipment sales revenues reflected our efforts to focus on higher margin systems integration, since equipment sales do not include added values to raise higher margin, such as construction of systems, setting and project management.
Total cost of revenues
     Total cost of revenues increased 1.6% to ¥34.8 billion for the fiscal year ended March 31, 2005 from ¥34.2 billion for the previous fiscal year. Although cost of connectivity and value-added services revenues decreased as a result of our cost reduction efforts, cost of systems integration revenues increased corresponding the increase in systems integration revenues.
     Cost of connectivity and value-added services revenues. Cost of connectivity and value-added services revenues decreased 2.8% to ¥19.5 billion for the fiscal year ended March 31, 2005 from ¥20.0 billion for the previous fiscal year. The gross margin in connectivity and value-added services revenues increased to 13.3% for the fiscal year ended March 31, 2005 from 10.4% for the previous fiscal year. This increase is mainly a result of decreases in international backbone costs and domestic backbone costs due to price competition among backbone providers, exceeding the price competition within Internet connectivity services we provide to our customers. Local access line costs increased due to steady revenue growth in Wide-area Ethernet services. Backbone costs decreased 24.8% to ¥3.6 billion for the fiscal year ended March 31, 2005 from ¥4.7 billion for the previous fiscal year. Local access line costs increased 15.4% to ¥4.0 billion from ¥3.5 billion for the previous fiscal year.

     Cost of systems integration revenues. Our cost of systems integration revenues increased 23.8% to ¥12.2 billion for the fiscal year ended March 31, 2005 from ¥9.9 billion for the previous fiscal year. The gross margin in systems integration revenues increased to 23.0% for the fiscal year ended March 31, 2005 from 16.8% for the previous fiscal year, due to our efforts to focus on higher margin systems integration such as operational outsourcing services, network design and consultation services.
     Cost of equipment sales. Our cost of equipment sales decreased 28.4% to ¥3.1 billion for the fiscal year ended March 31, 2005 from ¥4.3 billion for the previous fiscal year. The gross margin in equipment sales increased to 7.5% for the fiscal year ended March 31, 2005 from 4.8% for the previous fiscal year, mainly due to decrease in revenues from lower margin equipment sales.
Total costs and expenses
     Total costs and expenses, which includes total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased 0.6% to ¥40.5 billion for the fiscal year ended March 31, 2005 from ¥40.2 billion for the previous fiscal year. The increase in total costs and expenses was primarily a result of an increase in the cost of systems integration and general and administrative expenses.
     Sales and marketing. Sales and marketing expenses decreased 20.8% to ¥2.8 billion for the fiscal year ended March 31, 2005 from ¥3.5 billion for the previous fiscal year. The decrease was primarily due to the absence of write-off of accounts receivable from Crosswave amounting to ¥396 million in the fiscal year ended March 31, 2004, and decrease in personnel expenses by ¥117 million mainly due to enhancement of technical and administrative functions by reallocation of human resources to engineering and administrative organizations.
     General and administrative. General and administrative expenses increased 27.0% to ¥2.7 billion for the fiscal year ended March 31, 2005 from ¥2.1 billion for the previous fiscal year. The increase was mainly due to the disposal and impairment loss in property and equipment and telephone rights amounting to ¥243 million, and increase in personnel expenses by ¥152 million mainly due to enhancement of technical and administrative functions by reallocation of human resources to engineering and administrative organizations for the fiscal year ended March 31, 2005.
     Research and development. Research and development expenses decreased 44.4% to ¥199 million for the fiscal year ended March 31, 2005 from ¥358 million for the previous fiscal year. The decrease is primarily due to reduced development expenses relating to IPv6 technology and our originally developed network equipment, SEIL/neu Series.
Operating income (loss)
     As a result of the foregoing factors, operating income was ¥1.2 billion for the fiscal year ended March 31, 2005, compared to an operating loss of ¥1.4 billion for the previous fiscal year.
Other income (expenses), net
     Net other income of ¥1.9 billion was recorded for the fiscal year ended March 31, 2005 compared to ¥1.0 billion for the previous fiscal year.
     Interest income. Interest income decreased to ¥13 million for the fiscal year ended March 31, 2005 from ¥38 million for the previous fiscal year. The decrease is mainly due to decreased average amount of monthly dollar-denominated deposits during the fiscal year ended March 31, 2003, and absence of interest income related to advances to Crosswave in the previous fiscal year.

     Interest expense. Interest expense, comprised of interest expense in respect of bank borrowings, convertible notes and capital lease obligations, amounted to ¥686 million for the fiscal year ended March 31, 2005 compared to ¥702 million for the previous fiscal year. Interest expense decreased due to a decrease in interest expense for convertible notes reflecting repurchases of a portion of convertible notes before the maturity.
     Foreign exchange gains (losses). Foreign exchange gain amounted to ¥6 million for the fiscal year ended March 2005 compared to loss of ¥6 million for the previous year due to depreciation of yen to dollar in the fiscal year ended March 31, 2005.
     Gain (loss) on other investments. For the fiscal year ended March 31, 2005, we recorded gain on other investments of ¥2.4 billion, which included gains of ¥2.5 billion generated by the sale of certain available-for-sale securities, compared to gains of ¥1.4 billion for the previous year, mainly generated by the sale of our stake in DLJdirect SFG Securities Inc. The income was partially offset by losses of ¥0.2 billion on the write down of investments in marketable and nonmarketable securities to reflect declines in value considered to be other than temporary for the fiscal year ended March 31, 2005.
     Other-net. For the fiscal year ended March 31, 2005, we recorded other income of ¥0.1 billion, most of which is dividend income of ¥0.1 billion for the fiscal year ended March 31, 2005, compared to income of ¥0.2 billion for the previous year.
Income (loss) from operations before income tax expense, minority interests and equity in net loss of equity method investees
     We recorded income from operations before income tax expense, minority interests and equity in net loss of equity method investees of ¥3.1 billion for the fiscal year ended March 31, 2005 compared to a loss from operations before income tax expense, minority interests and equity in net loss of equity method investees of ¥0.5 billion for the fiscal year ended March 31, 2004. This improvement was largely the result of the improvement in operating income and increase in other income due to gains of ¥2.5 billion generated by the sale of certain available-for-sale securities.
Income tax expense
     For the fiscal year ended March 31, 2005, we recorded an income tax expense of ¥100 million compared to an income tax expense of ¥33 million for the previous fiscal year. This increase was due to a new enterprise tax going into effect in the fiscal year ended March 31, 2005.
Minority interests in (earnings) losses of subsidiaries
     Minority interests in earnings of subsidiaries increased by ¥345 million to ¥109 million for the fiscal year ended March 31, 2005. Earnings of subsidiaries increased mainly due to improved performance of IIJ Technology.
Equity in net loss of equity method investees
     Equity in net loss of equity method investees consist of equity method net loss in our equity method investees and impairment loss on advance to Crosswave.
     Equity method net loss decreased to ¥33 million for the fiscal year ended March 31, 2005 from ¥286 billion for the previous fiscal year. This decrease was mainly due to the absence of a large equity method net loss from AIH reflecting the deterioration in its operating result for the previous year.

     Impairment loss on advance to Crosswave for the fiscal year ended March 31, 2005 no longer existed compared to the impairment loss of ¥1.7 billion for the fiscal year ended March 31, 2004, as we had written off our equity investment in and loans and advances to Crosswave entirely.
Net income (loss)
     Net income for the fiscal year ended March 31, 2005 was ¥2.9 billion compared with a net loss of ¥2.3 billion for the previous fiscal year. The improvement primarily reflects the improvement in operating income, increase in other income and absence of impairment loss related to Crosswave.
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
     Cost of connectivity and value-added services revenues. Cost of connectivity and value-added services revenues decreased 1.7% to ¥20.0 billion for the fiscal year ended March 31, 2004 from ¥20.4 billion for the previous fiscal year. The gross margin in connectivity and value-added services revenues increased to 10.4% for the fiscal year ended March 31, 2004 from 8.6% for the previous fiscal year. This increase is mainly a result of the decreases in international backbone costs due to price competition among international backbone providers and local access line costs due to the shift of the dedicated access service customers to the broadband services connected through NTT’s regional access networks (FLET’S). Backbone costs decreased 9.9% to ¥4.7 billion for the fiscal year ended March 31, 2004 from ¥5.2 billion for the previous fiscal year due to decrease in international backbone costs, though domestic backbone costs increased due to an increase in connection fees with NTT’s regional access networks. Local access line costs decreased 9.4% to ¥3.5 billion from ¥3.9 billion for the previous fiscal year.
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
Operating loss
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
     Interest income. Interest income decreased to ¥38 million for the fiscal year ended March 31, 2004 from ¥68 million for the previous fiscal year. The decrease is mainly due to the fact that we no longer had substantial amounts of dollar-denominated deposits or expenses.
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
     Gain (loss) on other investments. For the fiscal year ended March 31, 2004, we recorded gain on other investments of ¥1.4 billion, which included gains of ¥1.6 billion generated by the sale of our stake in DLJdirect SFG Securities Inc. The income was partially offset by losses of ¥0.2 billion on the write down of investments in marketable and nonmarketable securities to reflect the decline in value considered to be other than temporary.
     Other-net. For the fiscal year ended March 31, 2004, we recorded a gain of ¥0.1 billion that came from repurchasing and canceling a portion of convertible notes due in March 2005.
Loss from operations before income tax expense, minority interests and equity in net loss of equity method investees
     Loss from operations before income tax expense, minority interests and equity in net loss of equity method investees was ¥0.5 billion for the fiscal year ended March 31, 2004, a decrease from ¥2.9 billion for the fiscal year ended March 31, 2003. This decrease was largely the result of an increase in other income (expenses), net due to a gain of ¥1.6 billion generated by the sale of our stake in DLJdirect SFG Securities Inc.

Income tax expense
     For the fiscal year ended March 31, 2004, we recorded an income tax expense of ¥33 billion compared to an income tax expense of ¥23 million for the previous fiscal year.
Minority interests in losses of subsidiaries
     For the fiscal year ended March 31, 2004, minority interests in losses of subsidiaries increased by ¥83 million to ¥236 million from the fiscal year ended March 31, 2003. The increase was mainly due to an increase in net loss of IIJ Technology.
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
Net loss
     Net loss for the fiscal year ended March 31, 2004 decreased to ¥2.3 billion from ¥15.6 billion for the previous fiscal year. The decrease in net loss primarily reflects a decrease in equity in net loss of equity method investees comprised primarily of equity method net loss and impairment loss on investment, advance and deposits for Crosswave.
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

Useful lives of property and equipment
     Property and equipment, net recorded on our balance sheet was ¥9,722 million at March 31, 2005, comprising 26.2% of our total assets. The values of our property and equipment, including purchased software and property and equipment under capital leases, are recorded in our financial statements at acquisition cost, and are depreciated or amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Our total depreciation and amortization expenses for the fiscal years ended March 31, 2003, 2004 and 2005 were ¥3,470 million, ¥3,909 million and ¥4,109 million, respectively.
     We estimate the useful lives of property and equipment, in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives at March 31, 2005, were as follows:

Item	Useful Lives
Data communications, office and other equipment	2 to 15 years
Leasehold improvements	3 to 15 years
Purchased software	5 years
Capitalized leases	4 to 7 years
     If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2003, 2004 and 2005 were ¥112 million, ¥110 million and ¥144 million, respectively. The loss on disposal of property and equipment for the fiscal year ended March 31, 2005 was mainly related to move of headquarter and branch offices, and disposal of telephone rights related to decrease in revenues from dial-up access services.
     A one-year decrease or increase in the useful life of these assets would have increased or decreased depreciation expense by approximately ¥1.3 billion and ¥0.8 billion, respectively.
     Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating cost and expenses.
     We determined the useful lives of customer relationship intangible assets recognized during the fiscal year ended March 31, 2005 as indefinite.
Impairment of long-lived assets
     Long-lived assets consist primarily of property and equipment, including capitalized leases, and goodwill and intangible assets. We perform an impairment review for our long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This analysis is separate from our analysis of the useful lives of our assets, but it is affected by some similar factors. Factors that we consider important which could trigger an impairment review include, but are not limited to, the impact of the following trends or conditions:
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
          When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We estimate the sum of expected undiscounted future cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the sum of the expected undiscounted future net cash flows is less than the carrying value of the assets, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or shorter than those projected by management, resulting in reduced cash flows, additional impairment charges for assets not previously written-off may be required. There was no impairment loss for long-lived assets for the fiscal years ended March 31, 2003 and 2004. An impairment loss of ¥26 million on telephone rights was recorded for the fiscal year ended March 31, 2005 because NTT reduced the price of telephone rights by 50 percent after March 1, 2005. There was no impairment loss for long-lived assets, including goodwill and intangible assets other than the telephone rights above, for the fiscal year ended March 31, 2005.
Allowance for doubtful accounts and uncollectible contractual prepayments
     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. At March 31, 2004 and 2005, we maintained allowances for doubtful accounts of ¥493 million and ¥449 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
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

Valuation of investments
     The balance of our investments in securities is significant, and the valuation of such investments, requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As at March 31, 2005, we had investments in securities classified as other investments in the amount of ¥9,931 million. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:
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
     Our unrealized losses on investments in marketable equity securities relates to common stock of a Japanese bank, a Japanese systems integrating company and two U.S. telecommunication equipment suppliers. The aggregate fair values of these investments are approximately 7.9% less than costs. The Japanese bank whose stock we hold has a better financial position than the other large banks in Japan and the systems integration company has been expanding its business fields positively. The condition of the Japanese stock market has improved recently, but from the beginning of the calendar year 2005, it has declined. The Japanese economy is expected to recover in the future several years.
     The two U.S. companies participate in the high-speed telecommunications industry, and this sector easily suffers the influence by the fluctuation of the market. These companies’ stock prices improved in the second half of the fiscal year ended March 31, 2005. Based on the Company’s ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of fair value, and the considerable overall market recovery during the current year, the Company does not consider these investments to be other-than temporarily impaired at March 31, 2005.
     Losses on write-down of investments in certain marketable and nonmarketable securities for the fiscal years ended March 31, 2003 and 2005 amounted to ¥191 million and ¥152 million, respectively, and such losses in certain nonmarketable equity and debt securities for the fiscal year ended March 31, 2004 amounted to ¥230 million and are included in other expenses.
     In addition to investments in securities, we also have investments in equities and loans for which we have significant influence over the investee’s operations and financial policies and are accounted for by the equity method. For other than temporary declines in the value of such investments below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized. For example, at March 31, 2003, we recognized an impairment loss of ¥7,153 million for our investment in and deposits for Crosswave, our former equity method investee. In determining and estimating the amount of the impairment loss, we considered the likeliness of the elimination of the common stock investment by operation of law upon approval of a reorganization plan or liquidation, the nature of deposits which are subordinate to the bank loans of Crosswave under the Cash Deficiency Support Agreement, the recoverability of the underlying net assets through sale or future operations upon Crosswave’s emergence from bankruptcy and other factors. As for i-heart we recognized a loss of ¥31 million.
Pension benefits costs
     Employee pension benefit costs and obligations are dependent on certain assumptions including discount rate, retirement rate and rate of increase in compensation levels, which are based upon current statistical data, as well as expected long-term rate of return on plan assets and other factors. Specifically, the discount rate and expected long-term rate of return on assets are two critical assumptions in the determination of periodic pension cost and pension liabilities. Assumptions are evaluated at least annually and when events occur or circumstances change which could have a significant effect on these critical assumptions. In accordance with U.S.GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods. Therefore, actual results generally affect recognized expenses and the recorded obligations for pensions in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension obligations and future expenses.
     We used a discount rate of 1.8% for the pension plan as of March 31, 2005. The discount rate was determined by using the market yield of Japanese Government Bonds matched against the average remaining service period of employees.
     We used an expected long-term rate of return on pension plan assets of 2.0% as of March 31, 2005. To determine the expected long-term rate of return on pension plan assets, we consider a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company. The actual return on pension plan for the year ended March 31, 2005 was 2.5%.
     The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plan as of March 31, 2005.

Change in Assumption	Pre-Tax PBO	Pension Expense	Equity (Net of Tax)
	(millions of yen)
50 basis point increase/decrease in discount rate	(101)/114	(22)/27	13/	(16)
50 basis point increase/decrease in expected return on assets	—	— /4	2/	(2)
New Accounting Standards
     In December 2004, the FASB issued revised SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123R”) which replaces the existing SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R requires compensation expense for stock options and other share-based payment to be measured and recorded based on the instruments’ fair value. SFAS No. 123R is effective for the fiscal period beginning after June 15, 2005. The Company will adopt SFAS No. 123R on April 1, 2006 by using modified prospective application, which requires recognizing expenses for options granted prior to the adoption date equal to the fair value of unvested amounts over the remaining vesting period. The portion of these options’ fair value attributable to vested awards prior to the adoption of SFAS No. 123R is never recognized. As all existing granted stock-based awards of the Company have vested, the adoption of SFAS No. 123R will not have any impact on the Company’s consolidated financial position or results of operations.
     The recognition and measurement guidance in EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” was effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue No. 03-1-1, which delays the effective date for measurement and recognition guidance contained in paragraphs 10-20 of EITF No.03-1 pending final issuance of an FSP providing other application guidance on EITF No. 03-1. The adoption of EITF No. 03-1 will not have a material effect on the Company’s financial position or results of operations.
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”) which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and also requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on the Company’s consolidated financial position or results of operations.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-amendment of APB Opinion No. 29” (“SFAS No. 153). The statement addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 will not have a material impact on the Company’s consolidated financial position or results of operations.
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

	For the fiscal year ended March 31,
	2003	2004	2005
		(millions of yen)
Capital expenditures, including acquisition of assets by entering into capital leases	¥4,893	¥3,523	¥5,011
     Most of our capital expenditures relate to the expansion and improvement of our existing network, including the installation of the routers and servers necessary to offer services on our network.
     We have not made any material divestitures in the current or past three fiscal years. We recorded a loss on disposal of property and equipment of ¥112 million, ¥110 million and ¥144 million for the fiscal years ended March 31, 2003, 2004 and 2005, respectively. The loss for the year ended March 31, 2003 was mainly due to the move to new headquarters. The losses for the years ended March 31, 2004 and 2005 were mainly due to disposal of back-office systems and telephone rights.
     Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including our domestic and international backbone as well as local access lines that customers use to connect to IIJ’s network. The leases for our domestic backbone are primarily non-cancelable for a minimum one-year lease period. The leases for our international backbone available as of

March 31, 2005 were entered into with carriers for a lease period ranging from one to two years and are substantially non-cancelable. We also lease office premises and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2007 and also lease network operation centers under non-cancelable operating leases.
     Lease expenses related to backbone lines for the fiscal years ended March 31, 2003, 2004 and 2005, amounted to ¥5,236 million, ¥4,720 million and ¥3,551 million, respectively. Lease expenses for local access lines for the fiscal years ended March 31, 2003, 2004 and 2005, which are only attributable to dedicated access revenues, amounted to ¥3,862 million, ¥3,500 million and ¥4,040 million, respectively. Other lease expenses for the fiscal years ended March 31, 2003, 2004 and 2005, amounted to ¥3,551 million, ¥3,787 million and ¥3,304 million, respectively.
     We conduct our connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets at the execution of the capital lease agreements and accumulated depreciation amounted to ¥10,421 million and ¥5,422 million at March 31, 2004 and ¥13,252 million and ¥6,336 million at March 31, 2005.
     As of March 31, 2005, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

	Payment due by period
	(millions of yen)
	Total
	contractual	Less than			More than
	amount	1 year	1 to 3 years	4 to 5 years	5 years
Connectivity line operating leases	¥116	¥87	¥29	¥—	¥—
Other operating leases (1)	885	317	360	124	84
Capital leases	7,698	3,004	3,668	1,011	15

Total minimum lease payments	¥8,699	¥3,408	¥4,057	¥1,135	¥99

(1)	See note 7 to the consolidated financial statements included in this annual report.
     Payments of principal and interest on outstanding borrowings. We require capital for payments of interest and principal on our outstanding borrowings.
     Short-term borrowings. As of March 31, 2005, our short-term borrowings consisted of bank overdrafts of ¥4.7 billion. The weighted average interest rate of our short-term borrowings was 1.375%. We decreased our short-term borrowings by ¥1.8 billion. We also had an unused balance of ¥1.9 billion in borrowings as of March 31, 2005 under our bank overdraft agreements.
     Long-term borrowings. As of March 31, 2005, we had ¥4.3 billion of outstanding long-term borrowings, including current portions, which consisted of: unsecured, variable-rate loans from banks of ¥0.2 billion with a weighted average interest rate of 3.255%; secured, fixed-rate loans from banks of ¥2.4 billion with a weighted average interest rate of 1.789%; secured, variable-rate loans from banks of ¥1.4 billion with a weighted average interest rate of 1.137% and secured, fixed-rate installment loan from a leasing company of ¥0.3 billion with an interest rate of 2.55%. We entered into interest rate swap contracts to manage our interest rate exposure resulting in a fixed interest rate for a portion of our long-term debt. The effective weighted average interest rate for ¥1.4 billion of the long-term loans outstanding at March 31, 2005 after giving effect to such swap agreements was 1.926%.

     Annual maturities of long-term borrowings outstanding as of March 31, 2005, were as follows:

Fiscal year ending		Thousands of
March 31	Thousands of yen	U.S. dollars

2006	¥2,736,056	$25,518
2007	1,489,963	13,896
2008	40,000	373

Total	¥4,266,019	$39,787

     Convertible notes. On April 11, 2000, we issued ¥15.0 billion of 1.75% unsecured convertible notes due 2005. In October and November 2003, we repurchased a portion of these notes, with an aggregate face value of ¥3.2 billion for ¥3.0 billion in the open market, resulting in a realized gain of ¥0.1 billion. In June 2004, we repurchased a portion of these notes, with an aggregated face value of ¥0.74 billion for ¥0.75 billion in the open market, resulting in a realized loss of ¥1 million. In March 2005, we redeemed the remainder of the convertible notes amounting to ¥11.1 billion.
     Collateral for borrowings. Substantially all of our long- and short-term borrowings contain conditions that allow the banks to require us to provide collateral or guarantees with respect to the borrowings as is customary in Japan. Our primary banking relationships are with Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank and UFJ Bank. The banks are also shareholders and customers of ours. Our loans from a leasing company are secured by a first priority pledge against a claim for the guarantee deposits of ¥1.7 billion and loans from banks are secured by a second priority pledge against its deposits as of March 31, 2005.
     Payable under securities loan agreement. We entered into a securities loan agreement with a certain Japanese financial institution in August 2004. We lent ¥2.2 billion of available-for-sale securities to the financial institution, and we received ¥1.7 billion of cash in return as of March 31, 2005. The agreement requires us to make a partial repayment or obtain additional borrowings depending on the market value of securities pledged. These transactions were accounted for as secured borrowings and the cash received was recorded as payables under securities loan agreement and securities lent were recorded as other investments. The company paid the interest on the payables with a variable rate of LIBOR plus 0.56 percent. The interest rate was 0.6349 percent as of March 31, 2005.
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
Capital Resources
     We seek to manage our capital resources and liquidity to provide adequate funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions and from the issuance of convertible bonds, capital leases and issuances of equity securities. At March 31, 2005, we had cash and cash equivalent of ¥5.3 billion and available-for-sale securities of ¥8.9 billion. We had ¥11.8 billion of unsecured 1.75% convertible notes due in March 2005 at March 31, 2004. At March 31, 2005, we fully redeemed the convertible notes. We expect that cash from operating activities, any proceeds from the sale of available-for-sale securities, our other sources of liquidity will be sufficient to meet our requirements through the year ending March 31, 2006.
     Short-term and long-term Borrowings. We borrow substantial amounts to fund our accumulated deficit. See — Payments of principal and interest on outstanding borrowings.
     Cash flows from operating activities. We generated ¥5.2 billion by operating activities for the year ended March 31, 2005. See — Cash Flows.
     Capital Leases. Capital leases also provide us with an important source of financing. See note 7 to our consolidated financial statements included in this annual report on Form 20-F.
     Issuances of Equity Securities. On June 26 and September 16, 2003, we completed private placements of a total of 15,880 shares of our common stock to investors in Japan for an aggregate amount of ¥13.3 billion for working capital and repayment of our outstanding 1.75% convertible notes due March 31, 2005. In May 2005, we announced that we received notification that the Tokyo Stock Exchange had approved the listing of our shares of common stock on the Mothers market of the Tokyo Stock Exchange. In connection with the Mothers listing, we planned to issue 2,500 new shares. In June 2005, we announced that fewer than 300 prospective new investors had submitted purchase orders for our shares in connection with the initial public offering. As a consequence, we were not able to fulfill the listing requirements of the Mothers market of the Tokyo Stock Exchange. We plan to seek a domestic listing in Japan at a future date.
Cash Flows
     We had cash and cash equivalent of ¥5.3 billion at March 31, 2005 compared to ¥12.3 billion at March 31, 2004.
     The following table presents information about our cash flows during the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal year ended March 31,
	2003	2004	2005
		(Thousands of yen)
Net cash provided by operating activities	¥1,581,692	¥1,923,366	¥5,238,497
Net cash provided by (used in) investing activities	(7,877,921)	(852,463)	1,974,003
Net cash provided by (used in) financing activities	(872,066)	7,668,599	(14,212,667)
Effect of exchange rate changes on cash	(289,272)	(43,615)	2,405

Net increase (decrease) in cash and cash equivalent	(7,457,567)	8,695,887	(6,997,762)
Cash at beginning of the year	11,045,919	3,588,352	12,284,239

Cash at end of the year	¥3,588,352	¥12,284,239	¥5,286,477

Year Ended March 31, 2005 as Compared to the Year Ended March 31, 2004
     Net cash provided by operating activities was ¥5.2 billion for the fiscal year ended March 31, 2005 compared to ¥1.9 billion for the previous fiscal year. The increase of net cash provided by operating activities for the year ended March 31, 2005 consisted of an increase of ¥2.5 billion in net income from continuing operations adjusted for non-cash income and expenses such as depreciation and amortization, loss (gains) on other investments, and equity method net loss, and an increase of ¥0.8 billion changes in operating assets and liabilities (cash provided). This improvement in cash provided by operating activities mainly resulted from the increase in operating income before depreciation and amortization which was derived from the decrease in the cost of connectivity and value-added services such as international backbone costs and domestic backbone costs, and the improvement in profitability of systems integration. A decrease of approximately ¥1.2 billion in the payment of international and domestic backbone cost was attributable to a decline in their unit price and a decrease in backbone lines resulting from the integrations of some network operation centers.
     Net cash provided in investing activities was ¥2.0 billion for the fiscal year ended March 31, 2005 compared to ¥0.9 billion used in investing activities for the previous fiscal year. The increase reflected primarily the absence of the ¥1.7 billion advance to Crosswave in the previous fiscal year. Purchase of property and equipment decreased to ¥0.6 billion for the year ended March 31, 2005 from ¥1.7 billion for the previous fiscal year, though the acquisition of assets by entering into capital lease increased. Proceeds from the sale of investments increased to ¥3.0 billion primarily derived from the sale of certain available-for-sale securities for the year ended March 31, 2005 from ¥2.2 billion primarily derived from the sale of our investment in DLJ direct SFG Securities Inc., for the previous fiscal year. We paid ¥0.4 billion for acquiring the securities systems development and operation business from Yamatane in order to initiate a business relationship with Yamatane’s customer base for the fiscal year ended March 31, 2005.
     Net cash used in financing activities was ¥14.2 billion for the fiscal year ended March 31, 2005 compared to ¥7.7 billion provided by financing activities for the previous fiscal year. Cash used in financing activities for the year ended March 31, 2005 included repurchase and redemption of convertible notes of ¥11.8 billion. Cash used in financing slightly offset by ¥1.7 billion in cash provided by financing activities raised through a securities loan agreement with a Japanese financial institution. Cash provided by financing activities for the year ended March 31, 2004 included proceeds from the issuance of common stock of ¥13.3 billion and long-term borrowings of ¥2.3 billion. Of the ¥2.3 billion of long-term borrowings, ¥1.0 billion was from refinancing outstanding long-term borrowings, ¥1.0 billion was existing short-term borrowings converted into long-term borrowings and ¥0.3 billion was newly financed.
Year Ended March 31, 2004 as Compared to the Year Ended March 31, 2003
     Net cash provided by operating activities was ¥1.9 billion for the fiscal year ended March 31, 2004 compared to ¥1.6 billion provided for the previous fiscal year. The increase of net cash provided by operating activities for the year ended March 31, 2004 consisted of an increase of ¥1.2 billion in net income from continuing operations adjusted for non-cash income and expenses such as depreciation and amortization, loss (gains) on other investments, and equity method net loss, and a decrease of ¥0.9 billion changes in operating assets and liabilities (cash used). This improvement in cash provided by operating activities mainly resulted from the increase in operating income before depreciation and amortization and after adjusting for changes in accounts receivable and payable which was derived from the decrease in the cost of connectivity and value-added services such as international backbone costs and local access line cost, and the improvement in profitability of systems integration. The decrease of approximately ¥0.8 billion in the payment of international backbone cost was attributable to a decline in the unit price for backbone lines. Additionally, ¥0.2 billion was used for an advance payment to a leasing company for the year ended March 31, 2004.
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
Contingencies
     We did not have any material contingent liabilities as of March 31, 2005.
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
Revenues
     We derive our revenues primarily from recurring monthly fees from our Internet connectivity services and our value-added services, as well as one-time project fees and monthly operating fees from systems integration services. We have been enhancing and will continue to enhance our Internet connectivity services through the introduction of a greater variety of access options and bandwidth options, by expanding our value-added services and systems integration under our total network solutions strategy, and by focusing our efforts on capturing market share in high-end corporate markets that are most attractive to us.
Connectivity and value-added services revenues
     Connectivity and value-added services revenues are our dedicated access services revenues, our dial-up access services revenues, our value-added services revenues and other services revenues. Our connectivity and value-added services revenues accounted for 53.9% of our revenues for the fiscal year ended March 31, 2005, 57.7% for the fiscal year ended March 31, 2004, and 50.7% of our revenues for the fiscal year ended March 31, 2003. As our connectivity services customer tend to use our value-added services or systems integration services as their network needs develop, connectivity services are also important for the growth of our value-added services or systems integration business.
     Dedicated access services
     Dedicated access services accounted for 27.3% of our revenues for the fiscal year ended March 31, 2005, 33.2% for the fiscal year ended March 31, 2004, and 31.4% for the fiscal year ended March 31, 2003. Dedicated access service revenues depend on the size of our customer base, the average contracted bandwidth and unit price of our services. The market for dedicated access services has become increasingly polarized with increased demand for higher bandwidth services at the higher end of the market and a shift to lower-priced services by lower bandwidth customers.
•	Average contracted bandwidth and the demand for higher bandwidth services. Demand for higher bandwidth services continues to increase, in the situation that corporate customers are moving to higher bandwidth in the proceeding corporate broadband. Total contracted bandwidth for dedicated access services including Internet Data Center Connectivity Services increased to 121.2 Gbps for the fiscal year ended March 31, 2005 from 80.1 Gbps for the previous fiscal year. In addition, average contracted bandwidth for our IP Service jumped to approximately 54 Mbps for the fiscal year ended March 31, 2005 from 45 Mbps for the previous fiscal year. The number of IP Service contracts for the bandwidth over 100Mbps increased to 114 for the fiscal year ended March 31, 2005 from 80 for the fiscal year ended March 31, 2004. The average revenues per contract for IP Service was approximately ¥1.0 million, almost flat compared to the revenues per contract at the end of March 2004. Though we do not expect that revenue per contract come to a growing trend for the fiscal year ending March 31, 2006, we believe that customer demand for higher bandwidth will continue as the use of broadband by corporate customers expands, and we will try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services and differentiate them from those of our competitors.

•	Shift to lower-priced services by lower-bandwidth customers. Lower-bandwidth subscribers have opted to shift to lower-cost services such as our second-tier connectivity services and the service offerings of other ISPs because these subscribers prefer lower-priced services. To increase the number of subscribers to our other dedicated access services, we continue to provide second-tier, lower-priced new Internet-access services in order to remain competitive, though these lower-priced services generate lower total revenues due to lower unit prices resulting from fierce price competition. As a result, the number of dedicated access service contracts increased to 11,243 for the fiscal year ended March 31, 2005 from 7,226 for the fiscal year ended March 31, 2004. We had a rapid increase in the number of subscribers to our second-tier service that we refer to as IIJ DSL/F, an access service over ADSL lines at maximum 47 Mbps speed, and IIJ FiberAccess/F, and access services over optical lines at maximum 10Mbps or 100 Mbps. In this second-tier category, IIJ Economy and IIJ T1 Standard used to be the growth driver, but due to the advent of inexpensive ADSL and optical access lines subscribers have been switching from IIJ Economy to IIJ DSL/F and IIJ FiberAccess/F, which is faster and more inexpensive. In addition, inexpensive second-tier services have started to be used as connectivity lines for Internet VPN solutions connecting multiple location of corporate customers and we have received orders from customers with several thousand customer locations to connect. Though these services are inexpensive compared to IIJ Economy and IIJ T1 Standard, we expect that the numbers of contracts for these services will continue to increase and contribute to connectivity services revenues. We also expect that it will also contribute to the increase of value-added services and systems integration revenues as usage and implementation of these connectivity services will increase the demand for value-added services such as security services and network systems integration.
     Dial-up access services
     Dial-up access services, which include both services for corporate customers and individual users, accounted for 7.0% of our revenues for the fiscal year ended March 31, 2005, 8.0% for the fiscal year ended March 31, 2004, and 7.2% for the fiscal year ended March 31, 2003. Dial-up service revenues depend on the size of our customer base and pricing. The size of our customer base depends primarily on the popularity of OEM services, and the attractiveness of our service offerings which is measured primarily by the quality of service provided to subscribers and our ability to attract new customers by offering remote access solutions in combination with dial-up access and security services.
     Although we also market some services under the IIJ name, due to our limited brand name recognition among consumers not familiar with the Internet and our limited marketing budget, a primary focus of our efforts to increase our revenues from individual consumers is our range of OEM services. For example,

Excite Japan markets and sells Internet connectivity services to individual customers under their own names but provides such services through our Internet network infrastructure.
     Value-added services revenues
     Our value-added services consist of network security services, data center facility services and operation and management services. For the fiscal year ended March 31, 2005, value-added services revenues increased to ¥5,005 million for the fiscal year ended March 31, 2005 from ¥4,296 million for the fiscal year ended March 31, 2004 and from ¥3,603 million for the fiscal year ended March 31, 2003. The increase is primarily due to the increasing demand for these services from our connectivity customers.
     The growth of these services is primarily due to the increase in demand for security services and network outsourcing services such as e-mail and web server hosting services. We expect that business customers will continue to increase their usage of Internet as a business tool and will increasingly rely on an expanding range of value-added services to enhance productivity, reduce costs and improve service reliability. As a result, we expect our revenue from value-added services to grow.
     Other.
     Other revenues, which included rental fees for network equipment, customer support service, and sale of Wide-area Ethernet services accounted for 7.6% of our revenues for the fiscal year ended March 31, 2005, 5.4% for the fiscal year ended March 31, 2004, and 3.9% for the fiscal year ended March 31, 2003. These services are provided in the course of our selling systems integration and we expect that the revenues will continue to increase accordingly.
Systems integration revenues, including related equipment sales revenues
     We are currently targeting systems integration to drive growth in revenues and operating income. Systems integration revenues, including related equipment sales revenues for the fiscal year ended March 31, 2005 increased by 38.0% from the previous fiscal year. The increase is primarily due to the stead increase in outsourced operation revenues, which are monthly recurring revenues and in one-time revenues due to the provisioning of wider range of consulting, network and system design, project management, implementation of integration compared to the past, such as the system utilizing broadband lines to connect customers’ shops or branches with lower cost and higher speeds, or consulting on the network design and operation, securities. The increase in revenues is primarily due to the increasing demand for these services from our connectivity customers. In the fiscal year ending March 31, 2006, the additional revenues from the acquisition of business from Yamatane in October 2004 by IIJ Financial Systems will be raised for the whole fiscal year.
     Due to the increase in monthly recurring revenues from outsourced operation, we expect the revenues from systems integration will continue show a stead increase annually, though the one-time systems integration has the trend of seasonal fluctuation in the fiscal year. The primary seasonal variations in systems integration revenues appear to relate to budgetary cycles of Japanese companies and typically result in greater revenues from systems integration at the end of the fiscal year as companies attempt to complete large systems integration projects during those periods. Systems integration revenues can fluctuate significantly, in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.
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
•	Increase in business usage. Our revenues will be affected by the extent and speed with which businesses in Japan exploit the Internet and network solutions to their full potential, including, for example, electronic transactions between businesses and expanding the range of devices that access the Internet. Such services require high-quality and high-capacity connectivity services for both businesses and individuals. Such services also require provision of total network solutions including various Internet connectivity services, systems integration and other value-added services which we believe we are well positioned to provide. The degree of business usage will also depend upon a variety of factors including:
•	technological advances, reliability of security systems and users’ familiarity with and confidence in new technologies;

•	the rate at which Japanese companies in certain industries significantly increase their Internet usage, particularly the financial, manufacturing and retail segments; and

•	corporate budgets for expenditures for information technologies, including Internet-related items.
•	Range of service offerings. To increase our revenues from business users, we have increased the access and connectivity options to include fiber optic lines and ADSL lines. We have also completed our multi-site Internet data centers and expanded our service offerings to include systems management and monitoring. We believe these steps will allow us to sell a greater variety of services to our high-end corporate users and to capture a greater amount of the current growth and demand. However, we will still be strongly dependent on increasing acceptance of our services by large Japanese companies and by increases in their Information Technology budgets. We expect Internet usage to continue to grow rapidly in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to offer a broad range of services to meet our customers’ demands will significantly influence our future revenues.

•	Synergies between connectivity services, value-added services and systems integration. Most of our systems integration customers become Internet connectivity service customers as well, and we expect these relationships to continue. As part of our systems integration business, we offer solution services for corporate information network systems, consulting, project planning, system design and systems/operation outsourcing or Internet VPN solution services which combines the FLET’S Internet connectivity services with the SEIL, adopted by customers who have multiple locations, such as branches, offices and factories. The number of contracts concerning these services is steadily increasing and we seek to enlarge these network integration services with relatively high gross margin services. The ability to introduce a wide range of services, including solutions necessary to build corporate information network systems, like disaster recovery services and Internet VPN, Voice over IP (VoIP), SEIL and the network service operating system SMF, wireless LAN, is an important competitive factor.
Costs and expenses
     Costs and expenses include cost of connectivity and value-added services revenues, cost of systems integration revenues and equipment sales, sales and marketing, general and administrative and research and development expenses.

Cost of connectivity and value-added services revenues
     Our primary cost of connectivity services and value-added services revenues is the leasing fees that we pay for the leased lines which comprise our network and for the dedicated local access lines that our subscribers use to connect with our network. Other primary components of our costs are depreciation and amortization of capital leases for network equipment, personnel and other expenses for technical and customer support staff and network operation center costs. Most of our network equipment is leased rather than purchased to take advantage of the financing provided by a capital lease arrangement.
     We have invested heavily in the past few years in developing and expanding our network, however, due to a decrease in procurement prices for international backbone lines, our costs have decreased as a result. For the fiscal year ended March 31, 2005, our leased line and other connectivity costs were equal to ¥9.0 billion or 45.9% of our connectivity and value-added services revenues. For the previous fiscal year, these costs were equal to ¥9.6 billion, or 43.1% of our connectivity and value-added services revenues.
•	Backbone cost. Backbone cost decreased to ¥3.6 billion for the fiscal year ended March 2005 from ¥4.7 billion for the fiscal year ended March 2004. We do not expect that our backbone cost will increase significantly as compared with recent fiscal years.

•	Dedicated local access line costs. We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs increased to ¥4.0 billion for the fiscal year ended March 2005 from ¥3.5 billion for the fiscal year ended March 2004. Other connectivity costs were ¥1.4 billion for the fiscal year ended March 2005 compared to ¥1.4 billion for the previous fiscal year.
     Depreciation and amortization cost decreased to ¥2.9 billion for the fiscal year ended March 2005 from ¥3.1 billion for the fiscal year ended March 2004. Capital expenditures for the fiscal year ended March 2005 increased to ¥5.0 billion from ¥3.5 billion for the fiscal year ended March 2004. We do not expect that the depreciation and amortization will change significantly compared with recent fiscal years.
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
     Over the long term, we seek to improve gross margins through systems integration sales. The gross margin for systems integration services was 23.0% for the fiscal year ended March 31, 2005 in comparison with 16.8% for the fiscal year ended March 31, 2004. We seek to retain our systems integration customers as our customers for higher-margin consulting, operation and maintenance, software development and upgrades included in systems integration.
Sales and marketing
     Our sales and marketing expenses consist primarily of costs related to marketing and general advertising, written-off accounts receivable, sales and marketing and personnel expenses. Our sales and marketing expenses will increase to the extent that we expand our operations and increase our sales and marketing activities. We expect the sales and marketing expenses will increase for the fiscal year ended March 31, 2006 in accordance with our business expansion.
General and administrative
     Our general and administrative expenses include primarily expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. Our general and administrative expenses will increase to the extent that we grow our business and add staff. We expect the general and administrative expenses will increase for the fiscal year ended March 31, 2006 in accordance with our business expansion.
Research and development
     Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. We expect the research and development expenses will increase for the fiscal year ended March 31, 2006 in accordance with our business expansion.
Other income (expenses)
     Our other income and expenses include, interest income and expenses and other items such as foreign exchange gains or losses, impairment losses on available-for-sale securities and gain on sale of other investments.
•	Interest expense. Most of our interest expense is from bank borrowing, capital leases and unsecured convertible notes issued on April 11, 2000. Interest income and interest expenses are also affected by the fluctuation of market interest rates and our total amount of outstanding borrowings. As we increase capital leases or borrowings in order to finance further development of our backbone and data centers and for other investments, interest expenses will also increase. The interest expense from the convertible notes for the fiscal year ended March 31, 2005 was ¥270 million. Due to the redemption of the remainder of unsecured convertible notes at March 2005, any interest expense from that convertible notes will not be recorded after April 2005.

•	Impairment losses. We also hold other investments, including available-for-sale securities. The book value of other investments are affected by the fluctuation in the market price or the decrease in fair values of non-marketable investments. If a decrease below cost in the market price or fair value of an investment is judged to be other than temporary, we will have impairment losses on other investments.

•	Gain on sale of other investments. Gain on sales of other investment is mostly raised from a sale of available-for-sale securities. We expect that we will continue a sale of available-for-sale securities to raise the gain for the fiscal year ending March 31, 2006.
Equity in net loss of equity method investees
     For the fiscal year ended March 2004, we recorded an aggregate equity in net loss of equity method investees of ¥2.0 billion, which includes written-off loans in the amount of ¥1.7 billion extended to Crosswave in May and June 2003. We have written off our equity investment in and loans and advances to Crosswave entirely and forfeited a security deposit provided to commercial banks on behalf of Crosswave. We had written off all the investment, advance and deposits for Crosswave and Crosswave is no longer our equity method investee. As a result, an equity in net loss of equity method investees decreased to ¥33 million for the fiscal year ended March 2005, and do not expect any further adverse impact on our results of operations or financial condition relating to our investment in Crosswave. As we plan to acquire certain equity that we hold to i-heart as pledge, there will be no additional loss on i-heart.
E. Off-Balance Sheet Arrangements.
     We do not have any off-balance sheet arrangements as such term is defined for purposes of Item 5.E. of Form 20-F.
F. Tabular Disclosure of Contractual Obligations.
     The following table shows our contractual payment obligations under our agreements as of March 31, 2005:

	Payments due by period (in million of yen)
					more
		less than			than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt obligations	¥4,266	¥2,736	¥1,530	¥—	¥—
Capital (finance) lease obligations	7,698	3,004	3,668	1,011	15
Operating lease obligations	1,001	404	389	124	84
Purchase obligations (1)
Other long-term liabilities reflected on our balance sheet

Total (2) (3)	¥12,965	¥6,144	¥5,587	¥1,135	¥99

(1)	Comprises of agreements to purchase goods and services that are enforceable and legally binding on us and that specify all significant terms including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transactions.

(2)	In addition to the above, we plan to contribute ¥143 million to our pension plan for the fiscal year ending March 31, 2006.

(3)	The table above does not include obligations for interest payments on debt.

Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
     The following table provides information about our directors, executive officers and statutory auditors as of June 30, 2005:

Initial date of
appointment as
				director,	Number of IIJ
				executive officer	shares owned
			Current term	or statutory	as of June 30,
Name	Position	Date of birth	expires	auditor	2005

Koichi Suzuki	President, Chief Executive Officer and Representative Director	Sept. 3, 1946	June 2007	Dec. 1992	2,403
Toshiya Asaba	Executive Vice President	June 12, 1962	June 2007	June 1999	*
Fukuzo Inoue	Executive Vice President	July 6, 1955	June 2006	June 2004	—
Hideshi Hojo	Managing Director	Dec. 22, 1957	June 2007	June 2000	*
Takamichi Miyoshi	Director	May 5, 1963	June 2006	June 2002	*
Akihisa Watai	Director, Chief Financial Officer and Chief Accounting Officer	Sept. 30, 1965	June 2006	June 2004	—
Hiroyuki Hisashima	Director	Oct. 11, 1959	June 2007	June 2005	*
Kazuhiro Tokita	Director	Apr. 25, 1969	June 2007	June 2005	*
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2006	June 2004	—
Takashi Hiroi	Director	Feb. 13, 1963	June 2006	June 2004	—
Yoshifumi Nishikawa	Director	Aug. 3, 1938	June 2007	June 2005	—
Junnosuke Furukawa	Director	Dec. 5, 1935	June 2007	June 2005	—
Hideki Matsushita	Standing Statutory Auditor	Sept. 20, 1942	June 2008	June 1998	—
Masaki Okada	Statutory Auditor	Jan. 9, 1959	June 2008	June 2004	—
Masaaki Koizumi	Statutory Auditor	Oct. 4, 1964	June 2008	June 2004	—
Hirofumi Takahashi	Statutory Auditor	Sep. 1, 1939	June 2009	June 2005	*

*	Owns less than 1% of outstanding shares of IIJ’s common stock.
     Koichi Suzuki has been our president and representative director since April 1994, and has over 20 years of experience in the computer and communications industries. In addition, Mr. Suzuki is the representative director of IIJ Media Communications, IIJ Technology, Net Care, Internet Multifeed and Asia Internet Holding. He also serves as chairman of IIJ America and a director of atom and i-Heart, Inc. He has been appointed as a council member of the Advanced Information and Telecommunications Network Society Promotion Headquarters established by the Japanese government in January 2001. From December 1992 to April 1994, Mr. Suzuki was a director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.
     Toshiya Asaba has served as an executive vice president and division director of Solution Department since June 2004. Mr. Asaba was a managing director of IIJ from June 2002 to June 2004, as co-chief technology officer from May 1999 to June 2004 and a division director of the Business Development Department from August 2003 to June 2004. Mr. Asaba is also a director of IIJ America, Internet Multifeed, Asia Internet Holding and NTT Resonant Inc. From 1995 to June 1999, Mr. Asaba was a general manager of the Network Engineering Division. Mr. Asaba joined us in 1992. Mr. Asaba has over ten years of Internet experience including three years of Internet-related research experience and seven years of Internet backbone engineering experience, including network design, routing and traffic management.
     Fukuzo Inoue has served as an executive vice president and a division director of Administrative Department since June 2004. Mr. Inoue joined Nippon Telegraph and Telephone Public Corporation in April 1980 and was an executive manager of the Corporate Users Business Division from July 1999 to July 2002.

From July 2002 to June 2004, Mr. Inoue was an executive manager of the Public Relations Office of NTT Communications. Since September 1997, Mr. Inoue has served as a director of Internet Multifeed.
     Hideshi Hojo has served as a managing director of IIJ since June 2002 and as division director of the Sales Department since August 2003. Mr. Hojo is also a director of Net Care and Asia Internet Holding. From February 1998 to April 2001, Mr. Hojo acted as general manager of the Sales Division, from April 2001 to June 2002, as a deputy division director of the Sales & Marketing Department and from June 2002 to August 2003, as division director of the Sales & Marketing Department. Mr. Hojo joined us in 1996. Prior to joining us, Mr. Hojo had 16 years of experience in the field of sales working for the Itochu Group.
     Takamichi Miyoshi has served as a director of IIJ since June 2002 and as a general manager of the Strategy Planning Division. Mr. Miyoshi also has served as a chief technical adviser of IIJ Technology since 2002 and a director of Internet Multifeed since 2003. Mr. Miyoshi joined us in April 1993. From October 1994 to March 1998, Mr. Miyoshi acted as general manager of Network Operations and Systems Administration Division, from April 1998 to June 2001 as general manager of the Technology Planning Division and from July 2001 to August 2002 as general manager of the Network Operations and Systems Administration Division.
     Akihisa Watai has served as a director, a chief financial officer and chief accounting officer since June 2004. Mr. Watai joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1989 and was temporarily transferred to IIJ from August 1996. In February 2000, Mr. Watai joined IIJ permanently and was a manager of President Office from October 1999 and has been general manager of the Finance Division since April 2004.
     Hiroyuki Hisashima has served as a director since June 2005 and has been a division director of the Technology Department since April 2004. Mr. Hisashima has been a director of IIJ Technology since June 2003. Mr. Hisashima joined us in May 1996. Prior to joining us, Mr. Hisashima had 12 years of experience in the field of software development.
     Kazuhiro Tokita has served as a director since June 2005 and has been a deputy division director of the Sales Department since June 2004. Mr. Tokita has been a director of IIJ Technology since September 2002. Mr. Tokita joined us in May 1995. Prior to joining us, Mr. Tokita was employed at Yasuda Kasai Systems Co., Ltd (Currently Sompo Japan Systems Solutions Inc.) .
     Yasurou Tanahashi has served as an outside director of IIJ since June 2004. Mr. Tanahashi was a representative director & president of NS Solutions Corporation, an affiliated company of Nippon Steel Corporation from April 2001 and has been chairman of NS Solutions Corporation since April 2003. In addition, Mr. Tanahashi is an outside director of Murata Manufacturing Company, Ltd. since June 2005.
     Takashi Hiroi has served as an outside director of IIJ since June 2004. Mr. Hiroi joined Nippon Telegraph and Telephone Corporation in April 1986 and has been a senior manager of the Corporate Management Strategy Division of NTT since May 2005.
     Yoshifumi Nishikawa has served as an outside director of IIJ since June 2005. Mr. Nishikawa has been an Advisor to Sumitomo Mitsui Banking Corporation and had been President & CEO of Sumitomo Mitsui Financial Group, Inc. since December 2002 and Sumitomo Mitsui Banking Corporation since April 2001.
     Junnosuke Furukawa has served as an outside director of IIJ since June 2005. Mr. Furukawa has been a director, member of the board & senior advisor of The Furukawa Electric Co., Ltd. since June 2004. From June 1995 to June 2003, Mr. Furukawa was President & CEO of The Furukawa Electric Co., Ltd. and from June 2003 to June 2004, Mr. Furukawa was Chairman & CEO of The Furukawa Electric Co., Ltd.

     Hideki Matsushita has been a standing statutory auditor of IIJ since June 1998. Mr. Matsushita joined Dai-Ichi Life Insurance Company in April 1967.
     Masaki Okada has been a statutory auditor of IIJ since June 2004. Mr. Okada has been admitted to the Dai-ni Tokyo Bar Association and joined Ishii Law Office in April 1988. Mr. Okada has been a partner in Ishii Law Office since April 1997.
     Masaaki Koizumi has been a statutory auditor of IIJ since June 2004. Mr. Koizumi is a Japanese Certified Public Accountant and joined Eiwa & Co. (Currently Azsa & Co.) in October 1987. Mr. Koizumi retired from Azsa & Co. in September 2003 and established Koizumi CPA Office in October 2003.
     Hirofumi Takahashi has been a statutory auditor of IIJ since June 2005. Mr. Takahashi joined us in August 2002 as an Advisor. Prior to joining us, Mr. Takahashi was chairman of Shinko Investment Trust Management. He had nearly 40 years of experience in securities companies.
B. Compensation.
     For the fiscal year ended March 31, 2005, the aggregate compensation we paid or accrued for all of our executive officers, directors and statutory auditors was approximately ¥254 million. Presently, our executive officers, directors and statutory auditors are not entitled to pension, retirement or similar benefits. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E. In the shareholders’ meeting held on June 29, 2005, the retirement benefit of ¥ 4.0 million to Kazumasa Utashiro, the director who completed his term, was approved.
C. Board Practices.
     Information regarding the date of expiration of the directors’ current terms of office and the period during which they have served in the offices required by this item is in Items 6.A. and 6.B. of this annual report on Form 20-F.
     Board resolutions. Our Articles of Incorporation provide that a resolution of the board of directors is to be approved by the affirmative vote of a majority of the directors present at a meeting of the board of directors at which a majority of all directors are present.
     There is no provision in our Articles of Incorporation as to a director’s authority to vote on a proposal, arrangement or contract in which the director is materially interested, but the Commercial Code of Japan, or Commercial Code, and our Regulations of the Board of Directors provide that such a director is required to refrain from voting on such matters at the board of directors’ meetings.
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
     Nasdaq Marketplace Rule 4350(a)(1) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 4350, provided that such foreign private issuer discloses in its annual reports filed with the Securities and Exchange Commission each requirement of Rule 4350 that it does not follow and describes the home country practice followed by the issuer in lieu of such requirements.

     Nasdaq Rule 4350(b) requires that each issuer distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries a reasonable period of time prior to the company’s annual meeting of shareholders. In accordance with Japanese law, we hold an annual meeting of shareholders within three months after the end of each fiscal year. Also, in accordance with Japanese law, we distribute to shareholders, prior to the annual meeting of shareholders, copies of a report of business operations, together with our audited unconsolidated financial statements prepared in accordance with Japanese GAAP in Japanese. Concurrently with such distribution, we distribute Japanese GAAP audited unconsolidated financial statements in English to the depository for the ADSs, and instruct the depository to distribute the same to the registered ADS holders in a timely manner. The English version contains a statement that, upon request by an interested party, we will provide the party with a copy of our annual report on Form 20-F. As a reporting company under the Securities Exchange Act of 1934, we are required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which annual report is required to be filed within six months after the end of each fiscal year.
     For a foreign private issuer, Nasdaq requires that there be two independent directors. Effective July 31, 2005, Nasdaq Marketplace Rule 4350(c) requires that (i) a majority of the board of directors be independent directors as defined in Rule 4200(a)(15), (ii) independent directors have regularly scheduled meetings at which only they are present, (iii) compensation of the chief executive officer and other executive officers be determined, or recommended to the board of directors for determination, either by a majority of the independent directors or by a compensation committee comprised solely of independent directors, and (iv) director nominees be selected, or recommended for selection by the board of directors, either by a majority of the independent directors or by a nominations committee comprised solely of independent directors, in accordance with the nominations process set forth in a formal written charter or board resolution. For large Japanese companies under the Commercial Code and Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Japan (“Large Japanese Companies”), including us, which employ a corporate governance system based on a board of statutory auditors, Japan’s company law (including the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc.) has no independence requirement with respect to directors. As discussed above, the task of overseeing management and accounting firms is assigned to the statutory auditors, who are separate and independent from the company’s management. Large Japanese Companies, including us, are required to have at least one “outside” statutory auditor who must meet additional independence requirements under the Law for Special Exceptions to the Commercial Code concerning Audit, etc. An outside statutory auditor is defined in the Law for Special Exceptions to the Commercial Code concerning Audit, etc. as a statutory auditor who had not previously served as a director, manager or any other employee of the company or any of its subsidiaries at any time. Currently, we have two outside statutory auditors, as at least 50% of our statutory auditors are required to be outside statutory auditors.
     Effective July 31, 2005, Nasdaq Marketplace Rule 4350(d) requires that (i) each issuer have adopted a formal written audit committee charter meeting the requirements of Rule 4350(d)(1) and (ii) the issuer have an audit committee of at least three members who are independent as defined under Rule 4200(a)(15), meet the independence criteria set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934 and satisfy certain other criteria. Like a majority of Japanese companies, we employ the statutory auditor system as described above. Under this system, the board of statutory auditors is a legally separate and independent body from the board of directors. The function of the board of statutory auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express an opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders. Large Japanese Companies, including us, are required to have at least three statutory auditors. Currently, we have four statutory auditors. In addition, as discussed above, our statutory auditors serve a longer term than our directors. We expect to rely on an exemption under Rule 10A-3 which is available to foreign private issuers with boards of statutory auditors meeting certain criteria. We will make the disclosure required by Item 16D of Form 20-F regarding such reliance in our annual reports on Form 20-F for the fiscal year ending March 31, 2006 and thereafter.
     Nasdaq Marketplace Rule 4350(f) provides that each issuer provide for a quorum as specified in its by-laws for any meeting of holders of common stock, which shall be at least 33 1/3% of the outstanding shares of the issuer’s voting common stock. In accordance with the Commercial Code, however, under our Articles of Incorporation no quorum is required for the adoption of resolutions at a general meeting of shareholders. This approach is consistent with generally accepted business practices of publicly-held companies in Japan.
     Nasdaq Marketplace Rule 4350(i) provides that shareholder approval be obtained prior to the issuance of designated securities under subparagraph (A), (B), (C) or (D) of Rule 4350(i). The Commercial Code requires us to seek shareholder approval of various matters, and in certain instances a two-thirds vote of shareholders present is required for approval. In addition, while the Commercial Code permits, in certain instances, the issuance of equity securities without shareholder approval, the Commercial Code also contains provisions requiring the timely dissemination of information relating to such issuance, allowing for opportunities for shareholders to voice their concern with such issuance, and mandating the election of statutory auditors whose fiduciary duty it is to, among other things, oversee on behalf of the shareholders actions by the board of directors relating to such issuance.
     The rights of ADR holders, including their rights relating to corporate governance practices, are provided in the deposit agreement which is an exhibit to this annual report.
     As is standard practice in Japan, we do not have an audit or a remuneration committee. Neither we nor any of our subsidiaries have service contracts with any member of our board and neither we nor any member of our subsidiaries provides benefits to any member of our board upon termination of employment.

D. Employees.
     As of March 31, 2005, we had 969 employees, including employees of our consolidated subsidiaries, and we had 919 employees as of March 31, 2004 and 894 employees as of March 31, 2003. Approximately 70% of these employees were in our engineering division, 20% in our sales division and 10% in our administrative division for each of the most recent three fiscal years.
     Except for 11 employees in the United States employed by our subsidiary, IIJ America, all of our employees work in Japan.
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
Employee Stock Purchase Plan
     We have an employee stockholding association that holds 343 shares of common stock, or 0.84% of our outstanding shares, as of March 31, 2005. The association provides designated employees with the opportunity to purchase shares at market value. Shares are held in the name of the employee stock purchase program until the employee resigns or retires. The representative of the employee shareholders’ association exercises voting rights in accordance with the instructions of each employee shareholder.

Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders.
     The following table shows information regarding beneficial ownership of our common stock as of June 30, 2005 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and U.S. Securities and Exchange Commission.

	Shares of common stock outstanding,
	beneficially owned as of June 30, 2005
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates (1)	12,135	31.6%
Koichi Suzuki	2,403	6.3
Sumitomo Corporation	2,107	5.5
Itochu Corporation	2,086	5.4
Directors and executive officers as a group (2)	2,560	6.7

(1)	Includes Nippon Telegraph and Telephone Corporation, which owns 10,095 shares, or 26.3%, and NTT Communications Corporation, which owns 2,040 shares, or 5.3%. Nippon Telegraph and Telephone Corporation acquired ownership of its shares, and NTT Communications Corporation acquired additional shares on September 16,2003.

(2)	Includes Koichi Suzuki’s holding which is also separately set forth above. No other director or executive officer is a beneficial owner of more than 5%.
     Our major shareholders have the same voting rights as other holders of our common stock. Under our share subscription agreement with NTT, we have agreed that NTT has the contractual right to nominate up to three persons to serve as either directors or statutory auditors subject to approval by our shareholders at the initial meeting of shareholders after NTT’s investment. We are not controlled directly or indirectly by any other entity and are not aware of any arrangement to effect a change in control of us.
     According to our register of shareholders, as of March 31, 2005, there were 100 holders of common stock of record worldwide. As of March 31, 2005, The Bank of New York was the sole recordholder of our common stock in the United States and its shareholdings represented approximately 19.0% of the outstanding common stock on that date. According to The Bank of New York, depositary for our ADSs, as of March 31, 2005, there were seven ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 38,360 shares of common stock outstanding as of March 31, 2005, 7,285 shares were held in the form of 14,570,000 ADSs.
B. Related Party Transactions.
     NTT-affiliated Companies. Since April 1, 2004 through March 31, 2005, IIJ has paid ¥5,656 million for international and domestic backbone and local access line costs to NTT-affiliated companies such as NTT Communications, NTT East and NTT West. In addition, we paid ¥2,016 million for co-location costs and telecommunication expenses to NTT East and NTT West. We received payments of ¥1,413 million for OEM services, Internet connectivity services and operation fees for data centers from NTT Communications, NTT East and NTT West. On an ongoing basis in the ordinary course of business, we pay NTT-affiliated companies for international and domestic backbone and local access line costs and for co-location costs and telecommunications expenses and receive payments from NTT-affiliated companies for OEM services, Internet connectivity services and operating fees for data centers. We do not have any outstanding loans between NTT and its affiliated companies and us.
     Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the fiscal year ended March 31, 2005 are presented as follows:

millions of yen
Accounts receivable	¥118
Accounts payable	97
Revenues	1,245
Costs and expenses	1,146
     As of March 31, 2005, IIJ had loans to certain equity method investees of which the carrying amount, net of valuation allowance was ¥20 million.
     Except as described above, since March 31, 2004, there has been no transaction with or loan between us or any of our subsidiaries and:
•	any enterprise that directly or indirectly controls, is controlled by, or is in common control with us or any of our subsidiaries;

•	any director, officer, statutory auditor or family member of any of the preceding or any enterprise over which such person directly or indirectly is able to exercise significant influence;

•	any individual shareholder directly or indirectly having significant influence over us or any of our subsidiaries or a family member of such individual or any enterprise over which such person directly or indirectly is able to exercise significant influence, or their respective family members or enterprises over which they exercise significant influence;

•	or any unconsolidated enterprise in which we have a significant influence or which has a significant influence over us.
     Crosswave. Prior to the year ended March 31, 2003, we accounted for Crosswave under the equity method. As a result of Crosswave’s commencement of corporate reorganization, the amounts of our balances and transactions with Crosswave as of and for the fiscal year ended March 31, 2004 are presented as follows:

millions of yen
Accounts receivable	¥19
Revenues	1,196
Costs and expenses	4,816
     Revenues from Crosswave consisted principally of dedicated Internet connectivity services, monitoring services and sales of network systems.
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
B. Significant Changes.
     Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2005, the date of our last audited financial statements.
Item 9. The Offer and Listing.
A. Offer and Listing Details.
     American Depositary Shares representing our common stock have been quoted on the Nasdaq National Market since August 4, 1999 under the symbol “IIJI”. The current ADS/share ratio is 2,000 ADS per 1 share of our common stock. Our common stock is not otherwise registered for trading on any exchange.
     The following table shows, for the periods indicated, the high and low price of our ADSs for the periods indicated:

	Nasdaq
Fiscal year ended/ending March 31,	High	Low
2001	$73.00	$6.75
2002	11.88	4.25
2003	7.34	1.80
2004	14.10	1.41
First Quarter	5.35	1.41
Second Quarter	14.10	3.58
Third Quarter	8.24	4.00
Fourth Quarter	7.19	4.01
2005	6.24	2.11
First Quarter	6.24	3.19
Second Quarter	3.87	2.23
Third Quarter	6.02	2.11
Fourth Quarter	5.26	3.33
2006
First Quarter 2006	13.93	3.04
Month
January 2005	4.90	3.36
February 2005	5.26	4.01
March 2005	4.50	3.33
April 2005	4.20	3.13
May 2005	7.37	3.04
June 2005	13.93	6.31
July 2005	10.74	7.31
B. Plan of Distribution.
     Not applicable.
C. Markets.
     American Depository Shares representing our common stock have been quoted on the Nasdaq National Market since August 4, 1999 under the symbol “IIJI”. Our common stock is not otherwise registered for trading on any exchange.
D. Selling Shareholders.
     Not applicable.
E. Dilution.
     Not applicable.
F. Expenses of the issue.
     Not applicable.

Item 10. Additional Information.
A. Share Capital.
     Not required.
B. Memorandum and Articles of Association.
Objects and Purposes in Our Articles of Incorporation
     Article 2 of our Articles of Incorporation states our objects and purposes:
•	Telecommunications business under the Telecommunications Business Law;

•	Processing, mediation and provision of information and contents by using telecommunications networks;

•	Agency for the management business such as the management of networks and the management of information and telecommunications systems;

•	Planning, consulting service, development, operation and maintenance of or for information and telecommunications systems;

•	Development, sales, lease and maintenance of computer software;

•	Development, sales, lease and maintenance of telecommunications machinery and equipment;

•	Telecommunications construction;

•	Agency for non-life insurance;

•	Research, study, education and training related to the foregoing; and

•	Any and all businesses incidental or related to the foregoing.
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
     Shareholders who have held 1% or more of the total number of voting rights of all shareholders for six months or more have the right to apply to a competent court for appointment of an inspector to review the correctness of the convocation and voting procedures of a general meeting of shareholders.
     Shareholders who have held 1% or more of the total number of voting rights of all shareholders or 300 voting rights for six months or more have the right to demand that certain matters be made objects and added to the agenda items at a general meeting of shareholders.
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
•	to inspect and copy the register of fractional shares,

•	to receive additional shares or money in the event of cancellation, consolidation or split of shares, stock transfer, exchange of shares, company split or merger, and to receive residual properties,

•	to require a company to purchase their fractional shares,

•	to request a company to convert the shares if they are the fractional shares of convertible shares, unless otherwise provided for in Articles of Incorporation. Our Articles of Incorporation do not contain a provision against such conversion, and

•	to receive dividend, interim dividend or preemptive rights, unless otherwise provided for in Articles of Incorporation. Our Articles of Incorporation do not contain a provision against such receipt.
     Under the Commercial Code of Japan, a certificate of fractional shares cannot be issued by a company, and the only way for holders of fractional shares to recover their investment is to request the company to purchase their fractional shares. Following the April 1, 2003 amendments to the Commercial Code of Japan, holders of fractional shares are entitled to purchase fractional shares from the company in such a number that will, when added to the number of fractional shares originally held by such share holders, constitute a share, if a provision allowing for additional purchases of fractional shares is stipulated in its Articles of Incorporation. We did not adopt the system for additional purchase of fractional shares in our Articles of Incorporation.
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
C. Material Contracts.
     Other than contracts entered into in the ordinary course of business, we have entered into the following contracts which may be deemed material since June 30, 2003.
     Subscription Agreement, dated September 16, 2003, between Internet Initiative Japan and Nippon Telegraph and Telephone Corporation. On September 16, 2003, we entered into a Subscription Agreement with NTT under which NTT agreed to purchase 10,883 shares of our common stock for ¥951,300 per share, or approximately ¥10.4 billion. After the consummation of this agreement, NTT and its affiliates owned a total of 12,315 shares of our common stock, or approximately 31.6%. Under the terms of this agreement, we and NTT agreed to undertake efforts to jointly engage in the development of broadband and Information Technology and other related businesses, to expand the business relationship between the two parties in connection with new business opportunities of IIJ and to discuss secondment of employees between us and NTT. The agreement also provides NTT with the right to maintain its current percentage ownership in our company if we issue new shares and has the right to request that we file a registration statement to enable NTT to sell its shares in the United States or Japanese markets. In addition, the agreement gives NTT the right to nominate up to three persons to serve on either our board of directors or our board of statutory auditors subject to approval of any such nomination by our shareholders at the initial meeting of shareholders after NTT’s investment.
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
     Limitation of Liability Agreement dated, June 24, 2004 and June 29, 2005, between Internet Initiative Japan and outside directors. We entered into a Limitation of Liability Agreement with our new outside directors, Mr. Takashi Hiroi and Mr. Yasurou Tanahashi on June 24, 2004, and Yoshifumi Nishikawa and Junnosuke Furukawa on June 29, 2005, respectively, under which IIJ limits the liability of outside directors in accordance to the rules defined in Article 266 of the Commercial Code of Japan.
D. Exchange Controls.
     There are no laws, decrees, regulations or other legislation in Japan that affect either our ability to import or export capital for our use or our ability to pay dividends to non-resident holders of our securities.
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
     The Convention between the Government of Japan and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”) was newly signed on November 7, 2003 and the Treaty entered into force on March 30, 2004. Upon the Treaty coming into force, the Convention between Japan and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on March 8, 1971 (the “Prior Treaty”) ceased to have effect. The Treaty reduces the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a “permanent establishment” in Japan. A “permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. With respect to taxes withheld at source, the Treaty is applicable for amount taxable on or after July 1, 2004. The other provisions of the Treaty are applicable to the fiscal year beginning on or after January 1, 2005.
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
•	a corporation that has owned, directly or indirectly through one or more residents of either Japan or the U.S., more than 50% of the voting shares of the paying corporation for the period of twelve months ending on the date on which entitlement to the dividends is determined and which meets additional requirements, or

•	a pension fund , provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.
     The following table summarizes changes of the maximum withholding rate imposed on dividends by the Treaty:

The Prior Treaty		The Treaty

10% or more of the voting shares	10%	More than 50% of the voting shares	0%
		10% to 50% of the voting shares	5%
Others	15%	Others	10%
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
United States Taxation
     The following discusses United States federal income tax consequences of the ownership of shares or ADSs. It only applies to U.S. holders of ADSs, as defined below, who hold their shares or ADSs as capital assets. It does not address special classes of holders, some of whom may be subject to other rules including:
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
Taxation of Dividends
     Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.
     You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.
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
     Dividends constitute income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.
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
F. Dividends and Paying Agents.
     Not required.
G. Statement by Experts.
     Not applicable.
H. Documents on Display.
     We file periodic reports and other information with the Securities and Exchange Commission. The Securities and Exchange Commission maintains a web site at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. In addition, you may also inspect reports filed with the Securities and Exchange Commission and other information at our Tokyo headquarters, located at Jinbocho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan. Some of this information may also be found on our website at http://www.iij.ad.jp/. This information is not incorporated by reference into this annual report on Form 20-F.
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

	Expected maturity date						Fair
							value or
							Gain
March 31, 2005	2006	2007	2008	2009	2010	Total	(loss)
	(millions of yen)
Long-term debt obligations:
Fixed rate long-term borrowings, installment payable	1,652	1,006	—%	—	—	2,658	2,655
Average interest rate	1.913%	1.819%	—%	—%	—%	1.877%

	Expected maturity date						Fair
							value or
							Gain
March 31, 2005	2006	2007	2008	2009	2010	Total	(loss)
Variable rate long-term borrowings	1,084	484	40	—	—	1,608	1,608
Average interest rate	1.284%	1.544%	3.255%	—%	—%	1.411%

Interest rate swap contracts —
Notional amount — variable to fixed:	1,000	400	—	—	—	1,400	(9)
Average pay rate	1.900%	1.990%	—%	—%	—%	1.926%
Average receive rate	1.118%	1.185%	—%	—%	—%	1.137%

	Expected maturity date						Fair
							value or
							Gain
March 31, 2004	2005	2006	2007	2008	2009	Total	(loss)
	(millions of yen)
Long-term debt obligations:
Fixed rate long-term borrowings, installment payable and convertible notes	12,380	152	756	—	—	13,288	13,170
Average interest rate	1.755%	2.550%	1.883%	—%	—%	1.773%
Variable rate long-term borrowings	1,000	1,000	400	—	—	2,400	2,400
Average interest rate	0.789%	1.110%	1.173%	—%	—%	0.987%
Interest rate swap contracts —
Notional amount — variable to fixed:	1,000	1,000	400	—	—	2,400	(19)
Average pay rate	1.500%	1.900%	1.990%	—%	—%	1.748%
Average receive rate	0.789%	1.110%	1.173%	—%	—%	0.987%
     Our policy on managing interest rate risk is to hedge our exposure to variability in future cash flow of floating rate interest payment on long-term bank borrowings. In order to reduce cash flow risk exposures on floating rate borrowings, we utilize interest rate swaps to convert floating rate borrowings into fixed rate borrowings. We do not hold derivative instruments for speculative purposes. Also, we do not hold or issue financial instruments for trading purposes. See note 14 to our consolidated financial statements included in this annual report on Form 20-F.
Equity Price Risk
     The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2004 and 2005, the fair value of such investments was ¥6,573 million and ¥8,948 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥657 million and ¥895 million as of March 31, 2004 and 2005, respectively. See Note 2 to our consolidated financial statements, included in this annual report on Form 20-F.
Foreign Currency Exchange Rate Risk
     The only significant assets held by us which are exposed to foreign currency exchange risk are U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $6,368 thousand (¥663 million) and $6,584 thousand (¥706 million) at March 31, 2004 and 2005, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would have been approximately ¥66 million and ¥71 million at March 31, 2004 and 2005, respectively.

Item 12. Description of Securities Other than Equity Securities.
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
     None.
Item 15. Controls and Procedures.
Disclosure Controls and Procedures
     As of the end of the fiscal year ended March 31, 2005, our management, with the participation of Koichi Suzuki, our president, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.
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
     Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2005.
Changes in Internal Control Over Financial Reporting
     With the participation of our chief executive officer and chief financial officer, we also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2005.
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
     Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert.
     At our shareholders’ meeting on June 24, 2004, two statutory auditors were newly nominated and our board of statutory auditors has determined that one of the nominated statutory auditors serving on the Board of Statutory Auditors, Masaaki Koizumi, is an “audit committee financial expert” as defined in Item 16A. of Form 20-F.
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
Item 16B. Code of Ethics.
     At our Board of Directors Meeting on April 28, 2004, we adopted a Code of Ethics, the Internet Initiative Japan Code of Conduct, applicable to all employees and officers, including our chief executive officer, chief financial officer and chief accounting officer. The Code of Conduct is attached as Exhibit 11.1 to this annual report on Form 20-F.
     During the fiscal year ended March 31, 2005, we amended the Code of Conduct to permit individuals aware of violations of the Code to make confidential and anonymous notifications in accordance with a procedure established by the Board of Statutory Auditors.
Item 16C. Principal Accountant Fees and Services.
Independent Auditor Fees and Services
     The Board of Directors engaged Deloitte Touche Tohmatsu to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2004 and 2005. The following table sets forth the aggregate fees billed for services rendered by Deloitte Touche Tohmatsu for each of the last two fiscal years.

	Fiscal year ended March 31,
	2004	2005
	(millions of yen)
Audit fees (1)	72	74
Audit-related fees (2)	5	—
Tax fees (3)	—	0
All other fees (4)	—	35

Total fees	77	109

(1)	These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	These are the aggregate fees billed for the fiscal year for assurance and related services by Deloitte Touche Tohmatsu that are reasonably related to the performance of the audit or review of our financial statements other than those reported under “Audit Fees” above. These services include internal control reviews and consultation concerning financial accounting and reporting standards.
(3)	These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu for tax compliance, tax advice and tax planning.
(4)	These are the aggregate fees for the fiscal year for all other products and services provided by Deloitte Touche Tohmatsu including consultation services related to the Sarbanes Oxley Act of 2002 and the Privacy Mark System being instituted by The Japan Information Processing Development Center.

Board of Statutory Auditors Pre-Approval Policies and Procedures
     The Board of Statutory Auditors has adopted policies and procedures for pre-approving all audit and permissible non-audit work performed by independent registered public accounting firm in accordance with Rule 2-01(c)(7)(i)(B) under Regulation S-X. Under those policies and procedures, the Board of Statutory Auditors must pre-approve individual audit and non-audit services to be provided to us by independent registered public accounting firm and its affiliates. Those policies and procedures also describe prohibited non-audit services that may never be provided by independent registered public accounting firm.
     All of the services provided by independent registered public accounting firm from May 6, 2003, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2004 were pre-approved by the Board of Statutory Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances. All of the services provided by independent registered public accounting firm were pre-approved by the Board of Statutory Auditors pursuant to the pre-approval policies described above for the fiscal year ended March 31, 2005.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     We did not purchase any of our shares for the fiscal year ended March 31, 2005.
PART III
Item 17. Financial Statements.
     Not applicable.
Item 18. Financial Statements.
     See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries beginning on page F-1.
Item 19. Exhibits.

1.1	Articles of Incorporation, as amended (English translation)

1.2	Share Handling Regulations, as amended (English translation) *

1.3	Regulations of the Board of Directors, as amended (English translation)**

1.4	Regulations of the Board of Statutory Auditors, as amended (English translation)

2.1	Specimen Common Stock Certificate***

2.2	Bylaws of the IIJ Employee Shareholders’ Association (with English translation)***

2.3	Form of Deposit Agreement among IIJ, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt ****

4.1	Basic Agreement to Delegate Services, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Technology Inc. (with English translation)***

4.2	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (with English translation)***

4.3	Basic Agreement to Delegate Services, dated January 30, 1995, between Internet Initiative Japan Inc. and IIJ Media Communications Inc. (with English translation)***

4.4	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (with English translation)***

4.5	Individual Agreement on Entrustment of Business between Internet Initiative Japan Inc. and Asia Internet Holding Co., Ltd., dated July 1, 2004 (with English translation)*

4.6	Lease Agreement, dated March 14, 2003, between Internet Initiative Japan and Mitsui Fudosan Co., Ltd. (English translation)**

4.7	Sublease Agreements, dated March 15, 2003, between Internet Initiative Japan Inc. and Crosswave Communications Inc., Crosswave Facilities Inc., IIJ Technology Inc., Net Care, Inc. and IIJ Media Communications, Inc. (English translations)**

4.8	Pledge Agreement, dated March 14, 2003, among Internet Initiative Japan Inc., IBJ Leasing Co., Ltd. and Nissay Leasing Company, Limited (English translation)**

4.20	Subscription Agreement, dated September 16, 2003, between Internet Initiative Japan and Nippon Telegraph and Telephone Corporation (English translation)**

4.21	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.*

4.24	Agreement on Limited Liability, dated June 24, 2004, between Internet Initiative Japan Inc. and outside directors*****

8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)

11.1	Internet Initiative Japan Code of Conduct

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

14.1	Selected unaudited financial statement data as of and for the year ended March 31, 2003 of Crosswave Communications Inc. **

(*)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.

(**)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 30, 2003.

(***)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

(****)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.

(*****)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004. IIJ and each of Yasurou Tanahashi and Takashi Hiroi entered into an Agreement on Limited Liability, dated June 24, 2004, and each of Yoshifumi Nishikawa and Junnosuke Furukawa entered into Agreement on Limited Liability, dated June 29, 2005 between Internet Initiative Japan Inc. and outside director.
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
Date: August 3, 2005

Internet Initiative Japan Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
     Internet Initiative Japan Inc.:
We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. (“IIJ”) and subsidiaries (the “Company”) as of March 31, 2004 and 2005 and the related consolidated statements of operations, shareholders’ equity (capital deficiency), and cash flows for each of the three years in the period ended March 31, 2005 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
Except as discussed in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
We were unable to obtain audited financial statements supporting the Company’s equity method net loss of Crosswave Communications Inc. (“Crosswave”), a 37.85 percent owned equity method investee, IIJ’s investment in which had been accounted for by use of the equity method, for the year ended March 31, 2003 stated at ¥5,514,383 thousand, which is included in net loss for the year then ended and the related summary financial information of Crosswave as of and for the year ended March 31, 2003 as described in Note 4 to the consolidated financial statements; nor were we able to satisfy ourselves as to the equity method net loss and the related summary financial information by other auditing procedures. Also, as discussed in Note 4 to the consolidated financial statements, on August 20, 2003, Crosswave filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan. As a result, the Company’s investment in and deposits for Crosswave have been fully written off as of March 31, 2003, and an impairment loss on investment in and deposits for Crosswave of ¥7,153,087 thousand was recognized by the Company. Because we were unable to apply audit procedures to the equity method net loss of Crosswave for the year ended March 31, 2003, we were also unable to satisfy ourselves as to the amount of related impairment loss for such year.

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
In our opinion, such 2004 and 2005 consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2004 and 2005 and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.
/s/ DELOITTE TOUCHE TOHMATSU
Tokyo, Japan
May 27, 2005 (July 7, 2005 as to Note 16)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2004 and 2005

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)
	2004	2005	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Note 14)	¥12,284,239	¥5,286,477	$49,305
Accounts receivable, net of allowance for doubtful accounts of ¥41,979 thousand and ¥41,400 thousand ($386 thousand) at March 31, 2004 and 2005, respectively (Notes 3, 4 and 11)	9,025,534	7,407,439	69,086
Inventories	438,435	140,096	1,307
Prepaid expenses	557,703	604,935	5,642
Other current assets (Note 9)	325,422	108,228	1,009

Total current assets	22,631,333	13,547,175	126,349

INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES, net of loan loss valuation allowance of ¥31,378 thousand and ¥31,378 thousand ($292 thousand) at March 31, 2004 and 2005, respectively (Notes 3 and 4)	746,774	713,607	6,656

OTHER INVESTMENTS (Notes 2, 8 and 14)	7,931,893	9,930,781	92,620

PROPERTY AND EQUIPMENT—Net (Notes 5 and 7)	8,601,905	9,722,366	90,677

INTANGIBLE ASSETS—Net (Note 6)	141,341	561,211	5,234

GUARANTEE DEPOSITS (Notes 7 and 8)	2,075,123	2,050,665	19,126

OTHER ASSETS, net of allowance for doubtful accounts of ¥419,248 thousand and ¥376,092 thousand ($3,508 thousand) at March 31, 2004 and 2005 respectively (Notes 3, 10 and 14)	608,556	590,666	5,509

TOTAL	¥42,736,925	¥37,116,471	$346,171

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2004 and 2005

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)
	2004	2005	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term borrowings (Note 8)	¥6,564,093	¥4,724,633	$44,065
Long-term borrowings—current portion (Notes 8 and 14)	1,548,246	2,736,056	25,518
Payable under securities loan agreement (Note 8)	—	1,729,520	16,130
Convertible notes (Notes 8 and 14)	11,832,000	—	—
Capital lease obligations—current portion (Note 7)	2,387,754	2,774,974	25,881
Accounts payable (Notes 4 and 11)	7,187,976	4,860,733	45,334
Accrued expenses	454,366	541,118	5,047
Other current liabilities	483,925	817,517	7,625

Total current liabilities	30,458,360	18,184,551	169,600

LONG-TERM BORROWINGS (Notes 8 and 14)	2,308,019	1,529,963	14,269

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 7)	2,880,298	4,339,028	40,469

ACCRUED RETIREMENT AND PENSION COSTS (Note 10)	72,687	143,346	1,337

OTHER NONCURRENT LIABILITIES (Note 9)	161,122	275,533	2,570

Total liabilities	35,880,486	24,472,421	228,245

MINORITY INTEREST	642,311	1,028,977	9,597

COMMITMENTS AND CONTINGENCIES (Notes 4 and 13)

SHAREHOLDERS’ EQUITY (Notes 11 and 12):
Common stock—authorized, 75,520 shares; issued and outstanding, 38,360 shares at March 31, 2004 and 2005	13,765,372	13,765,372	128,384
Additional paid-in capital	23,637,628	23,637,628	220,459
Accumulated deficit	(37,340,321)	(34,434,052)	(321,153)
Accumulated other comprehensive income	6,195,449	8,690,125	81,049
Treasury stock—120 shares held by an equity method investee	(44,000)	(44,000)	(410)

Total shareholders’ equity	6,214,128	11,615,073	108,329

TOTAL	¥42,736,925	¥37,116,471	$346,171

See notes to consolidated financial statements.

F-5	(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Operations
Three Years in the Period Ended March 31, 2005

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2003	2004	2005	2005
REVENUES (Notes 4 and 11):
Connectivity and value-added services:
Dedicated access	¥13,814,977	¥12,862,132	¥11,372,701	$106,069
Dial-up access	3,155,137	3,088,498	2,936,973	27,392
Value-added services	3,602,847	4,296,228	5,004,730	46,677
Other	1,725,736	2,117,794	3,169,413	29,560

Total	22,298,697	22,364,652	22,483,817	209,698
Systems integration	15,012,633	11,847,687	15,853,824	147,863
Equipment sales	6,706,231	4,567,123	3,364,926	31,383

Total revenues	44,017,561	38,779,462	41,702,567	388,944

COST AND EXPENSES:
Cost of connectivity and value-added services (Notes 4, 7 and 11)	20,386,887	20,047,438	19,483,890	181,719
Cost of systems integration	13,090,220	9,851,726	12,200,137	113,786
Cost of equipment sales	6,416,525	4,346,243	3,111,369	29,018

Total cost	39,893,632	34,245,407	34,795,396	324,523
Sales and marketing (Note 15)	3,176,165	3,527,490	2,794,561	26,064
General and administrative (Note 6)	2,204,504	2,098,481	2,665,980	24,865
Research and development	414,149	357,968	198,979	1,856

Total cost and expenses	45,688,450	40,229,346	40,454,916	377,308

OPERATING INCOME (LOSS)	(1,670,889)	(1,449,884)	1,247,651	11,636

OTHER INCOME (EXPENSES):
Interest income	67,446	37,516	12,877	120
Interest expense	(732,831)	(702,036)	(685,857)	(6,397)
Foreign exchange gains (losses)	(279,703)	(6,493)	5,958	56
Gain (loss) on other investments (Note 2)	(277,162)	1,412,858	2,439,330	22,751
Gain arising from issuance of equity method investee’s share	—	16,088	25,933	242
Other—net	(47,183)	224,287	102,616	957

Other income (expenses)—net	(1,269,433)	982,220	1,900,857	17,729

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAX EXPENSE, MINORITY INTERESTS AND EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES	(2,940,322)	(467,664)	3,148,508	29,365

INCOME TAX EXPENSE (Note 9)	23,152	32,536	99,870	931

MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES	153,251	235,812	(109,161)	(1,018)

FORWARD	¥(2,810,223)	¥(264,388)	¥2,939,477	$27,416

F-6	(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Operations
Three Years in the Period Ended March 31, 2005

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2003	2004	2005	2005
FORWARD	¥(2,810,223)	¥(264,388)	¥2,939,477	$27,416

EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES (Note 4):
Equity method net loss	(5,625,299)	(286,317)	(33,208)	(310)
Impairment loss on investment, advance and deposits for Crosswave	(7,153,087)	(1,719,981)	—	—

Total equity in net loss of equity method investees	(12,778,386)	(2,006,298)	(33,208)	(310)

NET INCOME (LOSS)	¥(15,588,609)	¥(2,270,686)	¥2,906,269	$27,106

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	22,480	31,711	38,312

	Yen			U.S. Dollars
BASIC AND DILUTED NET INCOME (LOSS) PER COMMON SHARE	¥(693,443)	¥(71,606)	¥75,858	$707
See notes to consolidated financial statements.

F-7	(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity (Capital Deficiency)
Three Years in the Period Ended March 31, 2005

		Thousands of Yen
	Shares of				Accumulated
	Common Stock				Other
	Outstanding		Additional		Comprehensive
	(Including	Common	Paid-in	Accumulated	Income	Treasury
	Treasury Stock)	Stock	Capital	Deficit	(Note 12)	Stock	Total
BALANCE, APRIL 1, 2002	22,480	¥7,082,336	¥17,068,353	¥(19,481,026)	¥3,055,618		¥7,725,281

Net loss				(15,588,609)			(15,588,609)
Other comprehensive loss, net of tax					(2,141,008)		(2,141,008)

Total comprehensive loss							(17,729,617)

BALANCE, MARCH 31, 2003	22,480	7,082,336	17,068,353	(35,069,635)	914,610		(10,004,336)

Net loss				(2,270,686)			(2,270,686)
Other comprehensive income, net of tax					5,280,839		5,280,839

Total comprehensive income							3,010,153

Issuance of common stock	15,880	6,683,036	6,569,275				13,252,311
Purchase of common stock by an equity method investee						¥(44,000)	(44,000)

BALANCE, MARCH 31, 2004	38,360	13,765,372	23,637,628	(37,340,321)	6,195,449	(44,000)	6,214,128

Net income				2,906,269			2,906,269
Other comprehensive income, net of tax					2,494,676		2,494,676

Total comprehensive income							5,400,945

BALANCE, MARCH 31, 2005	38,360	¥13,765,372	¥23,637,628	¥(34,434,052)	¥8,690,125	¥(44,000)	¥11,615,073

	Thousands of U.S. Dollars (Note 1)
				Accumulated
				Other
		Additional		Comprehensive
	Common	Paid-in	Accumulated	Income	Treasury
	Stock	Capital	Deficit	(Note 12)	Stock	Total
BALANCE, MARCH 31, 2004	$128,384	$220,459	$(348,259)	$57,782	$(410)	$57,956

Net income			27,106			27,106
Other comprehensive income, net of tax				23,267		23,267

Total comprehensive income						50,373

BALANCE, MARCH 31, 2005	$128,384	$220,459	$(321,153)	$81,049	$(410)	$108,329

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2005

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2003	2004	2005	2005
OPERATING ACTIVITIES:
Net income (loss)	¥(15,588,609)	¥(2,270,686)	¥2,906,269	$27,106
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,580,212	4,008,324	4,193,093	39,107
Provision for retirement and pension costs, less payments	(20,240)	(16,960)	70,659	659
Provision for doubtful accounts and advances	84,339	449,164	24,781	231
Loss on disposal of property and equipment	112,052	109,588	143,887	1,342
Loss on disposal and impairment of telephone rights	—	48,201	99,075	924
Losses (gains) on other investments	277,162	(1,412,858)	(2,439,330)	(22,751)
Foreign exchange losses (gains)	277,856	5,124	(15,466)	(144)
Gain arising from issuance of equiy method investee’s share	—	(16,088)	(25,933)	(242)
Loss (gains) on retirement of convertible notes	—	(88,975)	5,195	48
Equity method net loss	5,625,299	286,317	33,208	310
Impairment loss on investment, advance and deposits for Crosswave	7,153,087	1,719,981	—	—
Minority interests in earnings (losses) of subsidiaries	(153,251)	(235,812)	109,161	1,018
Deferred income tax expense (benefit)	(2,429)	1,976	(11,023)	(103)
Others	5,256	38,539	79,247	739
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(1,351,380)	784,728	1,607,692	14,994
Decrease (increase) in inventories, prepaid expenses and other current and noncurrent assets	3,944	(275,103)	228,358	2,130
Increase (decrease) in accounts payable	1,245,431	(1,132,209)	(2,307,729)	(21,523)
Increase in income taxes payable	2,711	2,041	97,913	913
Increase (decrease) in accrued expenses and other current and noncurrent liabilities	330,252	(81,926)	439,440	4,099

Net cash provided by operating activities—(Forward)	¥1,581,692	¥1,923,366	¥5,238,497	$48,857

F-9	(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2005

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2003	2004	2005	2005
Net cash provided by operating activities—(Forward)	¥1,581,692	¥1,923,366	¥5,238,497	$48,857

INVESTING ACTIVITIES:
Purchases of property and equipment	(1,315,390)	(1,657,302)	(577,133)	(5,383)
Proceeds from sale-leaseback	66,940	—	—	—
Purchase of other investments	(51,671)	(325,665)	(12,566)	(117)
Purchase of subsidiary stock from minority shareholders	—	—	(61,680)	(575)
Proceeds from sales of other investments	26,078	2,170,584	2,976,017	27,756
Deposit of restricted cash for, purchase of stock right of and advance to Crosswave	(5,056,250)	(1,719,981)	—	—
Payments of guarantee deposits	(1,519,264)	(9,114)	(48,683)	(454)
Refund of guarantee deposits	31,353	683,132	71,850	670
Payment for refundable insurance policies	(19,096)	(21,007)	(25,231)	(235)
Refund from insurance policies	8,392	7,432	18,348	171
Acquisition of business	—	—	(375,123)	(3,499)
Other	(49,013)	19,458	8,204	77

Net cash provided by (used in) investing activities	(7,877,921)	(852,463)	1,974,003	18,411

FINANCING ACTIVITIES:
Proceeds from issuance of long-term borrowings	2,000,000	400,000	2,250,000	20,985
Repayments of long-term borrowings	(1,400,000)	(1,943,735)	(1,840,246)	(17,163)
Proceeds from securities loan agreement	—	—	2,546,320	23,749
Repayments of securities loan agreement	—	—	(816,800)	(7,618)
Principal payments under capital leases	(2,475,433)	(2,733,012)	(2,867,625)	(26,745)
Net increase (decrease) in short-term borrowings	1,003,367	1,740,495	(1,839,460)	(17,156)
Repurchase of convertible notes	—	(3,047,460)	(745,488)	(6,953)
Redemption of convertible notes	—	—	(11,088,000)	(103,414)
Proceeds from issuance of common stock, net of issuance cost	—	13,252,311	—	—
Proceeds from issuance of subsidiary stock to minority shareholders	—	—	188,632	1,759

Net cash provided by (used in) financing activities	(872,066)	7,668,599	(14,212,667)	(132,556)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(289,272)	(43,615)	2,405	23

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,457,567)	8,695,887	(6,997,762)	(65,265)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,045,919	3,588,352	12,284,239	114,570

CASH AND CASH EQUIVALENTS, END OF YEAR	¥3,588,352	¥12,284,239	¥5,286,477	$49,305

F-10	(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2005

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2003	2004	2005	2005
ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥633,649	¥625,248	¥613,817	$5,725
Income taxes paid	22,650	48,413	29,227	273

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	3,578,084	1,865,309	4,433,906	41,353
Exchange of common stock investment due to merger:
Market value of common shares acquired	55,448	—	37,950	354
Cost of investment	132,372	—	2,500	23
Acquisition of business:
Assets acquired:
Capital lease assets	—	—	808,719	7,543
Goodwill and intangible assets	—	—	370,741	3,458
Other assets	—	—	22,547	210
Liabilities assumed:
Capital lease obligations	—	—	826,884	7,712
See notes to consolidated financial statements.

F-11	(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Internet Initiative Japan Inc. (“IIJ,” a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan and is 31.6 percent owned by Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiary as of March 31, 2005. IIJ and subsidiaries (collectively, the “Company”) provide Internet access services throughout Japan and into the United States of America and into the rest of Asia through a direct connection to the A-Bone, an Internet backbone connecting the countries in the Asia Pacific region. The Company also provides Internet systems design and integration representing principally sales of Internet network systems and equipment and miscellaneous Internet access-related services.
The Company manages its business and measures results based on a single Internet-related services industry segment. Substantially all revenues are from customers operating in Japan.
The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred operating losses and net losses in each of the past six fiscal years ended March 31, 2004, with the exception of operating income for the year ended March 31, 2002. In August 2003, Crosswave Communications Inc. (“Crosswave”), the Company’s former equity method investee, filed a voluntary petition for the commencement of corporate reorganization proceeding in Japan. The Company recognized the total equity in net loss of Crosswave of ¥12,667,470 thousand and ¥1,719,981 thousand for the year ended March 31, 2003 and 2004, respectively. The Company had taken action to address Crosswave’s corporate reorganization and its financial performance such as private placements to shareholders and third parties totaling ¥13,366,073 thousand in June and September 2003. At March 31, 2004, the Company had indebtedness of ¥27,520,410 thousand including convertible notes of ¥11,832,000 thousand due March 2005. In 2005, the Company fully redeemed the convertible notes. For the year ended March 31, 2005, the Company recorded operating income of ¥1,247,651 thousand and net income of ¥2,906,269 thousand. Although the Company had negative working capital of ¥4,637,376 thousand at March 31, 2005, the management considered various alternatives to increase working capital such as increasing operating income and liquidating certain available-for-sale securities of ¥8,141,276 thousand at March 31, 2005.

Certain Significant Risks and Uncertainties—
The Company has available-for-sale securities of ¥8,948,168 thousand at March 31, 2005 and believes that the fluctuations in stock price of available-for-sale securities could have a material adverse effect on the Company’s future financial position, results of operations or cash flows.
The Company relies on telecommunications carriers for significant portion of network backbone, and regional NTT subsidiaries, electric power companies and their affiliates for local connections to customers. Currently, NTT Communications is a largest provider of network infrastructure. The Company believes that its use of multiple carriers and suppliers significantly mitigates concentrations of credit risk. However, any disruption of telecommunication services could have an adverse effect on operating results.
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
Certain reclassifications have been made to prior periods to conform to the current year presentation.
Translation into U.S. Dollars—IIJ maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2005 of ¥107.22 = $1 solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.
Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. (“Net Care”), IIJ Technology Inc. (“IIJ Technology”), IIJ Media Communications Inc. (“MC”) , IIJ America, Inc. (“IIJ America”) and IIJ Financial Systems Inc. (“IIJ FS”), which have fiscal years ending March 31, except for IIJ America. IIJ America’s fiscal year end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements. Significant intercompany transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.
A subsidiary or equity method investee may issue its shares to third parties at amounts per share in excess of or less than the Company’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership are recorded in income for the year in which such shares are issued.
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
Value-added service revenues consist principally of sales of various Internet access-related services such as firewalls services. Value-added services also include monthly fees from data center services such as housing, monitoring and security services. Other revenues under connectivity and value-added services consist principally of Wide-area Ethernet services and call-center customer support. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

Initial set up fees received in connection with connectivity services and value-added services are deferred and recognized over the contract period.
Systems integration revenues consist principally of the development of Internet network systems or design and related maintenance, monitoring and other operating services. The period for the development of the systems or designs is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer under the completed contract method. The development of the Internet network systems or design includes multiple element arrangements such as planning, systems design, and construction services, and equipment and software purchased from third parties. When the equipment or system is delivered prior to other elements of the arrangement, revenue is deferred until other service elements are completed and accepted by the customer. Maintenance, monitoring and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.
Systems integration service is subject to the Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” which was adopted as of April 1, 2004. The adoption of EITF No. 00-21 did not have any effect on the consolidated financial statements.
Equipment sales represent revenues earned in which the Company acts as principal in the transaction, takes title to the equipment and has risks and rewards of ownership while in inventory and are reported gross as the indicators outlined in the provisions of the EITF Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” are met.
Cash and cash equivalents—Cash and cash equivalents include time deposits and readily marketable securities with original maturities of three months or less.
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
Non-marketable equity securities are carried at cost as fair value is not readily determinable. If the value of a security is estimated to have declined and such decline is judged to be other than temporary, the security is written down to the fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and change in the regulatory, economic or technological environment of the investees. Fair value is determined as the Company’s interest in the net assets of investees.
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
Impairment of Long-lived Assets—Long-lived assets consist principally of property and equipment, including those items leased under capital leases. On April 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material effect on the Company’s consolidated financial position and results of operations. Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment losses for long-lived assets for the three years in the period ended March 31, 2005.
Goodwill and Intangible Assets—On April 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under the statement, goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is required to be performed at adoption and annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company selected March 31 as its annual impairment testing date. Upon the adoption of the statement, the Company ceased the amortization of goodwill recorded in past business combinations and acquisitions. Additionally, the Company ceased the amortization of intangible assets that are deemed to have indefinite lives. As required by SFAS No. 142, the Company also reassessed the useful lives and the classification of its identifiable intangible assets and determined them to be appropriate.
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

Derivative Financial Instruments—All derivatives are recorded at fair value as either asset or liabilities in the balance sheet in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149 (collectively, “SFAS No. 133”). In accordance with SFAS No. 133, the Company designated interest swap contracts as a hedge of the variability of cash flows to be paid related to interest on floating rate borrowings (cash flow hedge) and an effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the underlying transaction affects earnings. An ineffective portion of the gain or loss is reported in earning immediately. The Company enters into contracts to hedge interest rate risks and does not enter into contracts or utilize derivatives for trading purposes. For transactions which occurred after July 1, 2003, the Company adopted SFAS No. 149. The adoption of SFAS No.149 had no effect on the Company’s consolidated financial position or result of operation.
Stock-based Compensation—The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (“APB”) No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the Companies recognize compensation expense in an amount equal to the excess of the quoted market price over the exercise price of the option at the grant date. For options with a vesting period, the compensation expense is charged to operations ratably over the vesting period. The Company has not recognized any stock-based compensation expense for the years ended March 31, 2003, 2004 and 2005.
In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” the following pro forma net income (loss) and income (loss) per share information for the years ended March 31, 2003, 2004 and 2005, including the effects of fair values associated with the warrants of IIJ Technology is presented as if the Company accounted for its stock options using the fair value method. Under the fair value method, the estimated fair value of the stock options is charged against income on a straight-line basis over the options’ vesting period:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2003	2004	2005	2005
Net income (loss):
As reported	¥(15,588,609)	¥(2,270,686)	¥2,906,269	$27,106
Addition: Total stock-based employee compensation determined under fair value based method for all awards, net of tax	(267,387)	(32,020)	—	—

Pro forma	¥(15,855,996)	¥(2,302,706)	¥2,906,269	$27,106

	Yen			U.S. Dollars
	2003	2004	2005	2005
Basic and diluted net income (loss) per common shares:
As reported	¥(693,443)	¥(71,606)	¥75,858	$707
Pro forma	(705,338)	(72,615)	75,858	707
Advertising—Advertising costs are expensed as incurred.
Basic and Diluted Net Income (Loss) per Share—Basic and diluted net income (loss) per share are computed using the weighted-average number of shares of common stock outstanding during the year. For the years ended March 31, 2003 and 2004, all potential common shares, shares issuable upon exercise of stock options or conversion of convertible notes, have been excluded from the computation of diluted net loss per share for each periods presented because the effect would be antidilutive. For the year ended March 31, 2005, these potential common shares have been excluded from the computation of diluted net income because the exercise prices of the options were greater than the average market price of the common shares and the effect of conversion of the convertible notes would be antidilutive.

Diluted net income (loss) per share does not include the effects of the following potential common shares:

	Year Ended March 31
	2003	2004	2005
Shares issuable under stock options	675	615	545
Shares issuable related to convertible notes on an “as-if-converted” basis	625	595	—
Other Comprehensive Income (Loss)—Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and gains or losses on cash flow hedging derivative instruments.
Segment Reporting —SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engages in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.
The Company provides a comprehensive range of network solutions to meet its customers’ needs by cross-selling a variety of services, including Internet connectivity services, value-added services, systems integration and sales of network-related equipment. The Company’s chief operating decision maker, who is the Company’s Chief Executive Officer, regularly reviews the revenue and cost of sales on a consolidated basis and makes decisions regarding how to allocate resources and assess performance based on a single operating unit.
New Accounting Standards—
In December 2004, the FASB issued revised SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123R”) which replaces the existing SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R requires compensation expense for stock options and other share-based payment to be measured and recorded based on the instruments’ fair value. SFAS No. 123R is effective for the fiscal period beginning after June 15, 2005. The Company will adopt SFAS No. 123R on April 1, 2006 by using modified prospective application, which requires recognizing expenses for options granted prior to the adoption date equal to the fair value of unvested amounts over the remaining vesting period. The portion of these options’ fair value attributable to vested awards prior to the adoption of SFAS No. 123R is never recognized. As all existing granted stock-based awards of the Company have vested, the adoption of SFAS No. 123R will not have any impact on the Company’s consolidated financial position or results of operations.
The recognition and measurement guidance in EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” was effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue No. 03-1-1, which delays the effective date for measurement and recognition guidance contained in paragraphs 10-20 of EITF No. 03-1 pending final issuance of an FSP providing other application guidance on EITF No. 03-1. The adoption of EITF No. 03-1 will not have a material effect on the Company’s financial position or results of operations.
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”) which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and also requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-amendment of APB Opinion No. 29” (“SFAS No. 153”). The statement addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 will not have a material impact on the Company’s consolidated financial position or results of operations.

2. OTHER INVESTMENTS
Pursuant to SFAS No. 115, all of the Company’s marketable equity securities were classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at March 31, 2004 and 2005 is as follows:

	Thousands of Yen
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
March 31, 2004

Available-for-sale—Equity securities	¥351,120	¥6,225,560	¥3,695	¥6,572,985

March 31, 2005

Available-for-sale—Equity securities	¥215,258	¥8,738,792	¥5,882	¥8,948,168

	Thousands of U.S. Dollars
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
March 31, 2005

Available-for-sale—Equity securities	$2,008	$81,503	$55	$83,456

The following table provides the fair value and gross unrealized losses of the Company’s investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2004 and 2005:

	Thousands of Yen
	Less than
	12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
March 31, 2004

Marketable equity securities	¥—	¥—	¥10,300	¥3,695	¥10,300	¥3,695

March 31, 2005

Marketable equity securities	¥68,742	¥5,882	¥—	¥—	¥68,742	¥5,882

Thousands of U.S. Dollars
Less than
	12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
March 31, 2005

Marketable equity securities	$641	$55	$—	$—	$641	$55
The Company regularly reviews all of the Company’s investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security’s market price.
The Company’s unrealized losses on investments in marketable equity securities relates to common stock of a Japanese bank, a Japanese systems integrating company and two U.S. telecommunication equipment suppliers. The aggregate fair values of these investments are approximately 7.9% less than costs. The Japanese bank whose stock the Company holds is in a better financial position than the other large banks in Japan and the system integration company has been expanding its business fields positively. The condition of the Japanese stock market has improved recently, but from the beginning of the calendar year 2005, it has declined. The Japanese economy is expected to recover in future years.

The two U.S. companies participate in the high-speed telecommunications industry, and this sector easily suffers the influence by the fluctuation of the market. These companies’ stock prices improved in the second half of this fiscal year. Based on the Company’s ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of fair value, and the considerable overall market recovery during the current year, the Company does not consider these investments to be other-than-temporarily impaired at March 31, 2005.
Proceeds from the sale of available-for-sale securities were ¥122,650 thousand and ¥2,614,768 thousand ($24,387 thousand) for the year ended March 31, 2004 and 2005, respectively. Gross realized gain of ¥55,965 thousand and ¥2,477,607 thousand ($23,108 thousand) were included in other income (expense) for the year ended March 31, 2004 and 2005, respectively, and gross realized loss of ¥8,925 thousand were included in other income (expense) for the year ended March 31, 2004.
The aggregate cost of the Company’s cost method investments totaled ¥1,358,908 thousand and ¥982,613 thousand ($9,164 thousand) at March 31, 2004 and 2005, respectively.
Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expense), were recognized to reflect the decline in value considered to be other than temporary, totaled ¥15,515 thousand and ¥175,442 thousand, respectively, for the year ended March 31, 2003 and ¥34,151 thousand ($319 thousand) and ¥118,076 thousand ($1,101 thousand), respectively, for the year ended March 31, 2005. Losses on write-down of investments in certain nonmarketable equity and debt securities, included in other income (expense) were ¥229,944 thousand for the year ended March 31, 2004.
Loss and gain on exchange of securities of ¥76,924 thousand and ¥35,450 thousand ($330 thousand), included in other income (expense), for the year ended March 31, 2003 and 2005, represented a non-monetary loss and gain upon the exchange of marketable common shares in a merger transaction, respectively.
In November 2003, IIJ sold all of its shares of DLJdirectSFG Securities Inc., which had been held as other investments. Proceeds and gross realized gain from the sale were ¥1,946,875 thousand and ¥1,571,875 thousand, respectively.
3.	ALLOWANCE FOR DOUBTFUL ACCOUNTS AND ADVANCES
An analysis of allowance for doubtful accounts and advances for the years ended March 31, 2003, 2004 and 2005 is as follows:

	Thousands of Yen
			Provision for
	Balance at		Doubtful
	Beginning of	Credits	Accounts and	Balance at
	Year	Charged Off	Advances	End of Year
Year ended March 31, 2003	¥147,874	¥(106,859)	¥84,339	¥125,354

Year ended March 31, 2004	¥125,354	¥(81,913)	¥449,164	¥492,605

Year ended March 31, 2005	¥492,605	¥(68,516)	¥24,781	¥448,870

Thousands of U.S. Dollars
Provision for
	Balance at		Doubtful
	Beginning of	Credits	Accounts and	Balance at
	Year	Charged Off	Advances	End of Year
Year ended March 31, 2005	$4,594	$(639)	$231	$4,186

The provision for doubtful accounts and advances for the year ended March 31, 2004 included accounts receivable from Crosswave of ¥395,780 thousand and certain other customers.

4.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES

IIJ utilizes various companies in Japan and neighboring countries to form and operate its Internet business. Businesses operated by its equity method investees include dedicated high-speed data communication services, data center services (Crosswave) through December 15, 2003, connectivity services in Asian countries (Asia Internet Holding Co., Ltd., “AIH”), multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., “Multifeed”), Web page design services (atom Co., Ltd.), and data center services in Asian countries ( i-Heart Inc., “i-Heart” and Ayalaport Makati Inc., “Ayalaport” through June, 2004).

As of March 31, 2005, AyalaPort was no longer an equity method investee due to dilution of the Company’s ownership and loss of ability to exercise significant influence.

The Company had no guarantees or commitments to equity method investees as of March 31, 2005.

The aggregate amounts of balances and transactions of the Company with these equity method investees other than Crosswave as of March 31, 2004 and 2005 and for each of the three years in the period ended March 31, 2005 are summarized as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2003	2004	2005	2005
Accounts receivable	¥—	¥95,555	¥118,130	$1,102
Accounts payable	—	14,152	96,727	902
Revenues	1,460,123	1,329,482	1,245,361	11,615
Costs and expenses	1,402,293	1,245,607	1,145,834	10,687
During each of the three years in the period ended March 31, 2005, the Company did not receive any dividends from its equity method investees.
The Company’s investments in and advances to these equity method investees and respective ownership percentage at March 31, 2004 and 2005 consisted of the following:

					Thousands of
		Thousands of Yen			U.S. Dollars
		2004		2005	2005
AIH	26.69%	¥362,134	26.69%	¥275,386	$2,568
Multifeed	28.30	197,927	28.58	242,719	2,264
Atom	40.00	148,409	40.00	155,837	1,454
Other		38,304		39,665	370

Total		¥746,774		¥713,607	$6,656

Advances of ¥19,868 thousand ($185 thousand) to an equity method investees, net of loan loss valuation allowance was included in the balances, as of March 31, 2004 and 2005.
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
In May and June 2003, the Company made unsecured loans of ¥1,719,981 thousand in total to Crosswave with interest at the short-term prime rate plus 0.3 percent (1.675 percent) p.a. in order for Crosswave to meet its scheduled debt service obligation. Original maturity of the loans was July 31, 2003, which was extended to September 30, 2003.
On August 20, 2003, Crosswave filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan. On August 28, 2003, Crosswave received an order from the Tokyo District Court for the commencement of corporate reorganization proceedings. Crosswave’s ADSs were removed from the NASDAQ National Market by NASDAQ effective August 29, 2003. As a result of the commencement of corporate reorganization proceedings, the Company became unable to exercise shareholder voting rights during the pendency of corporate reorganization and expects its equity interest to be eliminated by operation of law upon approval of a reorganization plan or liquidation of Crosswave. As such, the Company no longer has had the ability to exercise significant influence over operating and financial policies of Crosswave.
As a result of the voluntary petition for the commencement of corporate reorganization proceedings by Crosswave, the ¥5,000,000 thousand deposited cash was used by the banks for debt service and Crosswave is deemed to have received a loan from the Company for the same amount. Any recovery from Crosswave on this loan, however, is required to be paid to the banks until such point as they have been paid in full. The Company is not liable under the terms of the CDS Agreement for any amounts in addition to this amount of ¥5 billion.
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
The loans of ¥1,719,981 thousand made by the Company in May and June 2003 to Crosswave and accounts receivable from Crosswave of ¥395,780 thousand as of August 19, 2003 were written off in the year ended March 31, 2004.
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

The amounts of balances and transactions of the Company with Crosswave as of March 31, 2004 and for the years ended March 31, 2003 and 2004 are summarized as follows:

	Thousands of Yen
	2003	2004
Accounts receivable	¥—	¥19,095
Revenues	2,641,438	1,196,080
Costs and expenses	6,199,229	4,816,146
Revenues from Crosswave consist principally of dedicated Internet access services, monitoring services and sales of network systems. Revenue and costs and expenses for the year ended March 31, 2004, shown in the table above, include those recognized after Crosswave’s filling voluntary petition of corporate reorganization, which amounted to ¥425,597 thousand and ¥1,820,518 thousand, respectively.
IIJ’s sale of network systems to Crosswave amounted to ¥1,160,638 thousand and ¥27,641 thousand for the years ended March 31, 2003 and 2004, respectively. Related cost of purchased equipment sold amounted to ¥1,106,373 thousand and ¥26,665 thousand, respectively.
Cost and expenses incurred from transactions with Crosswave mainly consist of the cost of dedicated high-speed data communication services.
The major financial accounts of Crosswave for the year ended March 31, 2003 were as follows:

Thousand of Yen
2003
(Unaudited)
Revenues	¥18,449,852
Costs and expenses	31,083,502

Operating loss	(12,633,650)
Other income (expense)—net	(2,030,892)

Loss before minority interests	(14,664,542)
Minority interests in consolidated subsidiaries	13,666

Net loss	¥(14,650,876)

5.	PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2004 and 2005 consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2004	2005	2005
Data communications equipment	¥945,006	¥543,365	$5,068
Office and other equipment	659,307	904,532	8,436
Leasehold improvements	838,592	823,313	7,679
Purchased software	4,890,797	4,917,483	45,863
Capitalized leases, primarily data communications equipment	10,420,774	13,251,657	123,593

Total	17,754,476	20,440,350	190,639
Less accumulated depreciation and amortization	(9,152,571)	(10,717,984)	(99,962)

Property and equipment—net	¥8,601,905	¥9,722,366	$90,677

6.	GOODWILL AND INTANGIBLE ASSETS
The components of intangible assets as of March 31, 2004 and 2005 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2004	2005	2005
Non-amortized intangible assets:
Telephone rights	¥113,813	¥14,616	$136
Customer relationship	—	113,360	1,057
Goodwill	27,528	433,235	4,041

Total intangible assets	¥141,341	¥561,211	$5,234

The Company recorded a disposal loss of ¥48,201 thousand and ¥73,271 thousand ($683 thousand) on telephone rights, which were not used by the Company upon cancellation of the contracts for the usage of telephone circuits for dial-up access services and the disposal loss was included in general and administrative expenses for the years ended March 31, 2004 and 2005, respectively.
NTT reduced the price of telephone rights by 50 percent after March 1, 2005 and the Company recorded an impairment loss of ¥25,804 thousand ($241 thousand) on telephone rights based on the new purchase price. The impairment loss was included in general and administrative expenses for the year ended March 31, 2005.
No goodwill was recorded for the year ended March 31, 2004 and ¥405,349 thousand ($3,781 thousand) of goodwill was recorded for the year ended March 31, 2005 in total.
On October 1, 2004, IIJ Financial Systems, a 100 percent owned subsidiary of IIJ Technology, which is a 69 percent owned subsidiary of IIJ, purchased the securities systems development and operation business from Yamatane Co.,Ltd (“Yamatane”) in order to initiate a business relationship with Yamatane’s customer base. Such customer base was the primary factor that contributed to the recognition of goodwill. The results of the operations of this business are included in the statement of operations of the Company from October 1, 2004. The cash paid for this business was ¥375,123 thousand ($3,499 thousand) including incremental costs directly related to the transaction. The Company acquired an order backlog of ¥6,254 thousand ($58 thousand), customer relationships valued at ¥113,360 thousand ($1,057 thousand) and recorded goodwill of ¥251,127 thousand ($2,342 thousand) in the transaction. The backlog was fully amortized for the year ended March 31, 2005. The pro forma impact of the acquisition of the business operations of Yamatane on consolidated revenues and net income (loss) of the Company, assuming the acquisition had been completed at the beginning of fiscal 2004 and 2005, would have been an increase to consolidated revenues of ¥2.3 billion and ¥1.2 billion, respectively, and a decrease to net loss of ¥109 million in 2004 and an increase to net income of ¥56 million.
No impairment on goodwill was recognized during the years ended March 31, 2004 and 2005.

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
Operating Leases—The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ’s network. The leases for domestic backbone connectivity are generally either non-cancelable for a minimum one-year lease period or cancelable during a lease period of three years, with a significant penalty for cancellation (35 percent). The leases for international backbone connectivity as of March 31, 2005 are entered into with carriers for lease periods ranging from one to two years and are substantially non-cancelable. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2007 and also leases its network operation centers under non-cancelable operating leases.
Refundable guarantee deposits as of March 31, 2004 and 2005 consist of as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2004	2005	2005
Head office	¥1,705,036	¥1,705,036	$15,902
Sales and subsidiaries offices	324,003	296,971	2,770
Others	46,084	48,658	454

Total refundable guarantee deposits	¥2,075,123	¥2,050,665	$19,126

Lease expenses related to backbone lines for the years ended March 31, 2003, 2004 and 2005 amounted to ¥5,235,517 thousand, ¥4,719,638 thousand and ¥3,550,885 thousand ($33,118 thousand), respectively. Lease expenses for local access lines for the years ended March 31, 2003, 2004 and 2005, which are only attributable to dedicated access revenues, amounted to ¥3,861,955 thousand, ¥3,500,468 thousand and ¥4,040,192 thousand ($37,681 thousand), respectively. Other lease expenses for the years ended March 31, 2003, 2004 and 2005 amounted to ¥3,551,006 thousand, ¥3,786,739 thousand and ¥3,303,717 thousand ($30,813 thousand), respectively.
The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥88,895 thousand and ¥ 406,451 thousand ($3,791 thousand) for the years ended March 31, 2004 and 2005, respectively.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥10,420,774 thousand and ¥5,422,186 thousand at March 31, 2004 and ¥13,251,657 thousand ($123,593 thousand) and ¥6,336,386 thousand ($59,507 thousand) at March 31, 2005, respectively.
As of March 31, 2005, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	Connectivity			Connectivity
	Lines	Other		Lines	Other
	Operating	Operating	Capital	Operating	Operating	Capital
	Leases	Leases	Leases	Leases	Leases	Leases
Year ending March 31:
2006	¥86,804	¥317,116	¥3,003,672	$810	$2,957	$28,014
2007	29,491	243,457	2,199,181	275	2,271	20,511
2008	—	116,283	1,468,852	—	1,084	13,699
2009	—	62,179	860,403	—	580	8,025
2010	—	62,178	151,110	—	580	1,409
2011 and thereafter	—	83,398	15,061	—	778	141

Total minimum lease payments	¥116,295	¥884,611	¥7,698,279	$1,085	$8,250	$71,799

Less amounts representing interest	—	—	584,277	—	—	5,449

Present value of net minimum capital lease payments	—	—	7,114,002	—	—	66,350
Less current portion	—	—	2,774,974	—	—	25,881

Noncurrent portion	¥—	¥—	¥4,339,028	$—	$—	$40,469

8.	BORROWINGS AND CONVERTIBLE NOTES
Short-term borrowings at March 31, 2004 and 2005 consist of bank overdrafts. Short-term borrowings bear fixed-rate interest and their weighted average rates at March 31, 2004 and 2005 were 1.464 percent and 1.375 percent, respectively.

Long-term borrowings as of March 31, 2004 and 2005 consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2004	2005	2005
Unsecured long-term loans payable to banks, maturing at various dates through 2007 (see Note 14). Weighted average interest rates were 3.255 percent at March 31, 2005.	¥—	¥208,000	$1,940
Secured long-term loans payable to banks, maturing at various dates through 2006 (see Note 14). Weighted average interest rates were 1.686 percent and 1.789 percent at March 31, 2004 and 2005, respectively.	1,000,000	2,350,000	21,917
Secured long-term loans payable to banks, maturing at various dates through 2007 (see Note 14). Interest is payable at a variable rate based on TIBOR which was 0.09 percent and 0.1 percent as of March 31, 2004 and 2005, respectively. Weighted average interest rates were 0.987 percent and 1.137 percent at March 31, 2004 and 2005, respectively.	2,400,000	1,400,000	13,057
Long-term installments loan payable at various dates through 2007 (see Note 14). Weighted average interest rates were 2.55 percent and 2.55 percent at March 31, 2004 and 2005, respectively.	456,265	308,019	2,873

Total	3,856,265	4,266,019	39,787
Less current portion	(1,548,246)	(2,736,056)	(25,518)

Long-term borrowings, less current portion	¥2,308,019	¥1,529,963	$14,269

The Company entered into interest rate swap contracts to manage its interest rate exposure resulting in a fixed interest rate for a portion of its long-term debt. The effective weighted average interest rates for ¥2,400,000 thousand and ¥ 1,400,000 thousand ($ 13,057 thousand) of the long-term loan outstanding at March 31, 2004 and 2005 after giving effect to such swap agreements were 1.748 percent and 1.926 percent per annum, respectively (see Note 14).

On March 14, 2003, the Company entered into a long-term installment loan agreement with a leasing company to finance the payment for rental deposits given to other lessor for its new head office. The principal of the loan is ¥308,019 thousand ($2,873 thousand) and the loan is secured by a first priority pledge against a claim for the guarantee deposits of ¥1,705,036 thousand ($15,902 thousand) at March 31, 2005.

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral or guarantees with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default. The Company provided banks with collateral for outstanding loans by means of establishing a second priority pledge against the refundable guarantee deposits of ¥1,705,036 thousand ($15,902 thousand) at March 31, 2005.

Annual maturities of long-term borrowings outstanding as of March 31, 2005 are as follows:

Year Ending		Thousands of
March 31	Thousands of Yen	U.S. Dollars
2006	¥2,736,056	$25,518
2007	1,489,963	13,896
2008	40,000	373

Total	¥4,266,019	$39,787

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2005 was ¥1,890,367 thousand ($17,631 thousand).

The 1.750 percent unsecured yen convertible notes due March 2005 in the aggregate principal amount of ¥15,000,000 thousand were issued in April 11, 2000. The notes were convertible at the option of the holders at ¥19,875 thousand per share at any time on or before March 15, 2005. The notes were redeemable at the Company’s option at any time before March 15, 2005, in whole or in part, at par with unpaid and accrued interest; provided that the closing trading price for the Company’s shares for a certain period prior to giving notice of redemption is of at least 140 percent of the conversion price.

In October and November 2003, IIJ repurchased a portion of its 1.750 percent unsecured yen convertible notes, with an aggregate face value of ¥3,168,000 thousand, for ¥3,047,460 thousand in the open market, resulting in realized gain of ¥120,540 thousand. A portion of deferred issuance cost, amounting to ¥31,565 thousand, corresponding to the repurchased convertible notes was charged to income and was offset against the gain. The net realized gain on retirement of these convertible notes was presented as other income.

In June 2004, IIJ repurchased a portion of its 1.750 percent unsecured yen convertible notes, with an aggregate face value of ¥744,000 thousand ($6,939 thousand), for ¥745,488 thousand ($6,953 thousand) in the open market, resulting in realized loss of ¥1,488 thousand ($14 thousand). A portion of deferred issuance cost, amounting to ¥3,707 thousand ($35 thousand), corresponding to the repurchased convertible notes was charged to loss upon redemption. The net realized loss on retirement of these convertible notes was presented as other expense.

In March 2005, IIJ redeemed the remainder of unsecured yen convertible notes amounting to ¥11,088,000 thousand ($103,414 thousand).

The Company entered into a securities loan agreement with a certain Japanese financial institution in August 2004. The Company lent ¥2,189,600 thousand ($20,422 thousand) of available-for-sale securities to the financial institution as of March 31, 2005, and the Company received ¥1,729,520 thousand ($16,130 thousand) of cash in return. The agreement requires the Company to provide certain marketable securities as collateral at the commencement of the transaction. The Company is required to make a partial repayment or obtain additional borrowings depending on the market value of securities pledged. These transactions were accounted for as secured borrowings and the cash received was recorded as payables under securities loan agreement and securities lent were recorded as other investments. The Company paid the interest on the payables with a variable rate of LIBOR plus 0.56 percent. The interest rate was 0.6349 percent as of March 31, 2005.

9.	INCOME TAXES

Amendments to Japanese tax regulations were enacted into law on March 31, 2003 and became effective from the fiscal year beginning April 1, 2004. Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 42 percent for the years ended March 31, 2003 and 2004 and 41 percent for the year ended March 31, 2005. Total income tax recognized for the years ended March 31, 2003, 2004 and 2005 are applicable to the following:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2003	2004	2005	2005
Income tax expense (benefit):
Current	¥25,581	¥30,560	¥110,893	$1,034
Deferred (benefit)	(2,429)	1,976	(11,023)	(103)

Total income tax expense	¥23,152	¥32,536	¥99,870	$931

Income (loss) from operations before income tax expense, minority interests and equity in net loss of equity method investees consists of the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2003	2004	2005	2005
Domestic	¥(2,824,286)	¥(535,648)	¥3,168,974	$29,556
Foreign	(116,036)	67,984	(20,466)	(191)

Total	¥(2,940,322)	¥(467,664)	¥3,148,508	$29,365

Net deferred income tax assets and liabilities are reflected on the consolidated balance sheets under captions of other current assets in the amount of ¥26,399 thousand ($246 thousand) and other noncurrent liabilities in the amount of ¥7,748 thousand ($72 thousand) at March 31, 2005.

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2004 and 2005 was as follows:

					Thousands of
	Thousands of Yen				U.S. Dollars
	2004		2005		2005
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Unrealized gains on available-for-sale securities	¥—	¥2,553,894	¥—	¥3,580,494	$—	$33,394
Valuation of limited partnership investments for tax purpose	—	39,374	—	35,014	—	326
Capitalized leases	46,666	—	74,621	—	696	—
Accrued expenses	206,437	—	185,732	—	1,732	—
Retirement and pension cost	26,093	—	58,885	—	549	—
Convertible notes issue cost	—	32,223	—	—	—	—
Stock issue cost	31,095	—	15,548	—	145	—
Allowance for doubtful accounts	1,476,628	—	1,461,058	—	13,627	—
Depreciation	32,147	—	25,699	—	240	—
Net loss on other investment	81,178	—	92,080	—	859	—
Operating loss carryforward	11,331,442	—	9,902,013	—	92,352	—
Other	38,255	4,523	261,843	27,563	2,442	257

Total	13,269,941	2,630,014	12,077,479	3,643,071	112,642	33,977
Valuation allowance	(10,639,927)	—	(8,415,757)	—	(78,491)	—

Total	¥2,630,014	¥2,630,014	¥3,661,722	¥3,643,071	$34,151	$33,977

As of March 31, 2004 and 2005, the valuation allowance for deferred tax assets has been provided at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were an increase of ¥10,252,616 thousand, a decrease of ¥1,864,583 thousand and a decrease of ¥2,224,170 thousand ($20,744 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

As of March 31, 2005, IIJ, certain domestic subsidiaries and IIJ America, a U.S. subsidiary, had tax operating loss carryforwards of ¥22,631,758 thousand ($211,078 thousand), ¥587,287 thousand ($5,478 thousand) and $8,521 thousand, respectively. These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2011 in Japan and December 31, 2022 in the United States of America as follows:

Year Ending		Thousands of
March 31	Thousands of Yen	U.S. Dollars
2006	¥817,864	$7,628
2007	—	—
2008	—	—
2009	951,335	8,873
2010 and thereafter	22,363,499	208,576

Total	¥24,132,698	$225,077

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2005 is as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2003	2004	2005	2005
Amount computed by using normal Japanese statutory tax rate	¥(1,234,935)	¥(196,419)	¥1,290,888	$12,040
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	37,324	11,080	34,820	325
Inhabitant tax-per capital	25,581	30,560	23,410	218
Increase in valuation allowance against current year operating loss	9,416,442	454,009	261,380	2,438
Realization of tax benefit of operating loss carryforwards	(28,091)	(51,994)	(1,426,755)	(13,309)
Tax benefit on losses of equity method investee	—	(80,355)	—	—
Expiration of operating loss carryforwards	—	611,498	—	—
Effect of change in tax rate	327,811	(42,034)	—	—
Tax benefit on losses of Crosswave	(8,550,718)	(722,098)	—	—
Other—net	29,738	18,289	(83,873)	(781)

Income tax expense as reported	¥23,152	¥32,536	¥99,870	$931

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
Net periodic pension cost for the years ended March 31, 2003, 2004 and 2005 included the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2003	2004	2005	2005
Service cost	¥142,432	¥150,149	¥221,132	$2,062
Interest cost	9,433	8,809	14,944	139
Expected return on plan assets	(8,499)	(11,722)	(13,129)	(122)
Amortization of transition obligation	402	402	402	4
Recognized net actuarial loss	509	575	8,262	77

Net periodic pension cost	¥144,277	¥148,213	¥231,611	$2,160

The funded status as of March 31, 2004 and 2005 is as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2004	2005	2005
Change in benefit obligation:
Benefit obligation at beginning of year	¥587,217	¥933,969	$8,711
Service cost	150,149	221,132	2,062
Interest cost	8,809	14,944	139
Actuarial loss (gain)	207,133	(558)	(4)
Benefit paid	(19,339)	(29,247)	(273)

Benefit obligation at end of year	¥933,969	¥1,140,240	$10,635

Change in plan assets:
Fair value of plan assets at beginning of year	¥468,896	¥656,443	$6,122
Actual return on plan assets	41,713	17,844	167
Employer contribution	158,446	143,471	1,338
Benefits paid	(12,612)	(20,812)	(194)

Fair value of plan assets at end of year	¥656,443	¥796,946	$7,433

Funded status	(277,526)	(343,294)	(3,202)
Unrecognized actuarial loss	209,065	195,530	1,824
Unrecognized transition obligation	4,820	4,418	41

Net amount recognized	¥(63,641)	¥(143,346)	$(1,337)

Accumulated benefit obligation	¥529,360	¥635,122	$5,924

Amounts recognized in the consolidated balance sheets consist of prepaid pension costs of ¥9,046 thousand and accrued retirement and pension costs of ¥72,687 thousand as of March 31, 2004, and accrued retirement and pension costs of ¥143,346 thousand ($1,337 thousand) as of March 31, 2005.
The Company uses a March 31 measurement date for all its plans.
Actuarial assumptions as of March 31:

	Benefit
	Obligations			Net Periodic Costs
	2004		2005	2003	2004	2005
Discount rate	1.6%		1.8%	2.0%	1.5%	1.6%
Expected long-term rate of return on plan assets				2.5	2.5	2.0
Rate of increase in compensation	3.2	5	3.4	3.0	2.0	3.2	5
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
The projected allocation of the plan assets managed by the insurance company is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 63.0%, 35.0%, and 2.0% of the plan assets except pooled investment portfolios will be allocated to equity securities, debt securities and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. 50% of employer contribution to plan during the year ending March 31, 2006 will be allocated to life insurance pooled investment portfolios and other 50% will be allocated to the forementioned investments.
The Company’s pension plan asset allocations as of March 31, 2004 and 2005 by asset category are as follows:

	2004	2005
Asset category:
Equity securities	23.6%	21.3%
Debt securities	18.6	38.8
Life insurance pooled investment portfolios	53.0	38.7
Other	4.8	1.2

Total	100.0%	100.0%

The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 14 years and 21 years, respectively.
Contributions due and paid during the years ended March 31, 2003, 2004 and 2005 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥309,787 thousand, ¥344,900 thousand and ¥466,543 thousand ($4,351 thousand), respectively.
IIJ expects to contribute ¥143,471 thousand ($1,338 thousand) to its pension plan in the year ending March 31, 2006.
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Year Ending		Thousands of
March 31	Thousands of Yen	U.S. Dollars
2006	¥26,026	$243
2007	30,541	285
2008	44,981	420
2009	39,145	365
2010 and thereafter	288,886	2,694

Total	¥429,579	$4,007

Under the Japanese Commercial Code (the “Code”), the amount of retirement benefits for retiring directors and statutory auditors are required to be approved by the shareholders. The benefit of ¥4,630 thousand to a retiring director was approved by the shareholders at a general meeting of shareholders on June 26, 2002, and accrued and paid. There were no benefits determined or paid to retired directors or corporate auditors for each of three years in the period ended March 31, 2005, other than above.

11.	SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

IIJ is subject to the Code.

The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits IIJ, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders’ accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows IIJ to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the shareholders’ meeting.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends. No amount was available for dividends under the Code as of March 31, 2005, based on the amount recorded in IIJ’s general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On June 27, 2003, IIJ issued 3,265 new shares of common stock at ¥418,200 per share for ¥1,365,423 thousand by a private placement to third parties in Japan. The proceeds from the private placement were used as working capital of the Company.

On September 17, 2003, mainly in order to provide for the redemption of the convertible notes due March 2005, IIJ issued 12,615 new shares of common stock at ¥951,300 per share for ¥12,000,650 thousand by a private placement in Japan to NTT for ¥9,603,374 thousand, NTT Communications for ¥749,624 thousand, a wholly owned subsidiary of NTT, ITOCHU Corporation and Sumitomo Corporation for each ¥499,432 thousand and three other companies for ¥648,787 thousand. As a result of the transaction, the total number of IIJ’s outstanding common shares increased to 38,360 shares, and NTT and its subsidiary own 31.6 percent of IIJ’s outstanding common shares. Concurrently, IIJ entered into a Subscription Agreement with NTT under which IIJ allows NTT to nominate up to three persons as directors or statutory auditors, subject to approval by IIJ’s shareholders. The agreement also provides NTT with preemptive rights to subscribe to any additional future issuances by IIJ in order to maintain its shareholding. In addition, IIJ and NTT agreed to undertake efforts to jointly engage in the development of broadband and information technology and other related business, to expand the business relationship between the two parties in connection with new business opportunities of IIJ and discuss secondment of employees to each other.

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

The amounts of balances and major transactions of the Company with NTT and subsidiaries as of March 31, 2004 and 2005 and for the each of the three years in the period ended March 31,2005, are summarized as follows.

				Thousands of
	Thousands of Yen			U.S. Dollars
	2003	2004	2005	2005
Accounts receivable	¥—	¥409,459	¥286,389	$2,671
Accounts payable	—	721,930	687,757	6,414
Revenues	335,620	954,341	1,413,379	13,182
Costs and expenses	2,992,477	4,531,189	7,672,480	71,558
Stock Option Plans — In May 2000, IIJ granted 295 options to 34 directors and employees. The options vested 100 percent on April 8, 2002 and are exercisable for eight years from that date. In August 2001, IIJ granted 395 options to 44 directors and employees. The options vested 100 percent on June 28, 2003 and are exercisable for eight years from that date. No options were available for additional grant as of March 31, 2005. No compensation expense has been recognized in the consolidated statements of operations pursuant to APB No. 25, because the exercise price was greater than the market price on the dates of grant. In March 2000, IIJ Technology issued bonds with 2,000 detachable warrants in the amount of ¥600,000 thousand. The bonds were repurchased in April 2000 and warrants to purchase the subsidiary’s 775 common shares at an exercise price of ¥300,000 per share based on fair market value were immediately purchased by certain officers and employees of the Company and the subsidiary. One thousand warrants were purchased and maintained by the Company. Warrants are exercisable upon issuance. All of the warrants of IIJ Technology remain outstanding as of March 31, 2005.
The following table summarizes the transactions of IIJ’s stock option plans for the three years in the period ended March 31, 2005:

		Thousands of Yen
		Weighted Average
	Number	Exercise Price per
	of Shares	Common Shares
Unexercised options outstanding — April 1, 2002	685	¥6,691
Options granted	—	—
Options exercised	—	—
Options forfeited	10	7,537

Unexercised options outstanding — March 31, 2003	675	¥6,678
Options granted	—	—
Options exercised	—	—
Options forfeited	60	9,364

Unexercised options outstanding — March 31, 2004	615	¥5,315
Options granted	—	—
Options exercised	—	—
Options forfeited	70	7,551

Unexercised options outstanding — March 31, 2005	545	¥5,028

Summarized information about stock options outstanding as of March 31, 2005 is as follows:

	Outstanding		Exercisable
Exercise Price	Number of	Remaining Life	Number of
(Thousands of Yen)	Options	(in Years)	Options
¥ 10,817	200	5.0	200
1,672	345	6.3	345
12. OTHER COMPREHENSIVE INCOME
     The change in each component of other comprehensive income (loss) for the years ended March 31, 2003, 2004 and 2005 is as follows:

	Thousands of Yen
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2003:
Foreign currency translation adjustments	¥(22,423)	¥—	¥(22,423)

Unrealized holding gain (loss) on securities:
Amount arising during the period	(2,207,010)	927,041	(1,279,969)
Less: Reclassification adjustments for losses included in net loss	92,439	(38,828)	53,611
Increase in deferred tax asset valuation allowance*	—	(888,213)	(888,213)

Net unrealized holding gain (loss) during the period	(2,114,571)	—	(2,114,571)

Loss on cash flow hedging derivative instruments:
Amount arising during the period	(30,452)	—	(30,452)
Less: Reclassification adjustments for losses included in net loss	26,438	—	26,438

Net loss on cash flow hedging derivative instruments	(4,014)	—	(4,014)

Other comprehensive income (loss)	¥(2,141,008)	¥—	¥(2,141,008)

Year ended March 31, 2004:
Foreign currency translation adjustments	¥(45,582)	¥—	¥(45,582)

Unrealized holding gain (loss) on securities:
Amount arising during the period	5,354,719	(2,184,739)	3,169,980
Less: Reclassification adjustments for losses included in net loss	(47,040)	19,192	(27,848)
Release in deferred tax asset valuation allowance*	—	2,165,547	2,165,547

Net unrealized holding gain (loss) during the period	5,307,679	—	5,307,679

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(7,561)	—	(7,561)
Less: Reclassification adjustments for losses included in net loss	26,303	—	26,303

Net gain on cash flow hedging derivative instruments	18,742	—	18,742

Other comprehensive income (loss)	¥5,280,839	¥—	¥5,280,839

	Thousands of Yen
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2005:
Foreign currency translation adjustments	¥(25,858)	¥—	¥(25,858)
Unrealized holding gain (loss) on securities:
Amount arising during the period	4,989,951	(2,045,880)	2,944,071
Less: Reclassification adjustments for gains included in net income	(2,478,906)	1,016,351	(1,462,555)
Release in deferred tax asset valuation allowance*	—	1,029,529	1,029,529

Net unrealized holding gain (loss) during the period	2,511,045	—	2,511,045

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(3,521)	—	(3,521)
Less: Reclassification adjustments for losses included in net income	13,010	—	13,010

Net gain on cash flow hedging derivative instruments	9,489	—	9,489

Other comprehensive income (loss)	¥2,494,676	¥—	¥2,494,676

	Thousands of U.S. Dollars
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2005:
Foreign currency translation adjustments	$(241)	$—	$(241)
Unrealized holding gain (loss) on securities:
Amount arising during the period	46,539	(19,081)	27,458
Less: Reclassification adjustments for gains included in net income	(23,119)	9,479	(13,640)
Release in deferred tax asset valuation allowance*	—	9,602	9,602

Net unrealized holding gain (loss) during the period	23,420	—	23,420

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(33)	—	(33)
Less: Reclassification adjustments for losses included in net income	121	—	121

Net gain on cash flow hedging derivative instruments	88	—	88

Other comprehensive income (loss)	$23,267	$—	$23,267

*	The release (increase) in the deferred tax asset valuation allowance has resulted from unrealized gains and (losses) on available-for-sale securities, respectively.

The components of accumulated other comprehensive income (loss) at March 31, 2004 and 2005 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2004	2005	2005
Foreign currency translation adjustments	¥(7,437)	¥(33,295)	$(311)

Unrealized holding gain on securities	6,221,865	8,732,910	81,448

Loss on cash flow hedging derivative instruments	(18,979)	(9,490)	(88)

	¥6,195,449	¥8,690,125	$81,049

13. COMMITMENTS AND CONTINGENT LIABILITIES
During the year ended March 31, 2003, the Company adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. With respect to initial recognition and initial measurement of guarantees, the adoption of FIN 45 had no effect on the Company’s financial position or results of operations for the years ended March 31, 2003, 2004 and 2005.
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
        Changes in fair value of interest rate swaps designated as hedging instrument is reported in accumulated other comprehensive income during the years ended March 31, 2003, 2004 and 2005. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the hedged bank borrowings affect earnings. The term, notional amount and repricing date of interest rate swaps exactly match those of the long-term borrowings. The swap terms are “at the market,” so they have zero value at inception. Thus, there was no ineffectiveness recognized in earning for the years ended March 31, 2003, 2004 and 2005. For the years ended March 31, 2003, 2004 and 2005, net derivative loss of ¥26,438 thousand, ¥26,303 thousand and ¥13,010 thousand ($121 thousand) were reclassified to interest expense, respectively.
Approximately ¥7,124 thousand ($66 thousand) of accumulated other comprehensive loss related to the interest rate swaps are expected to be reclassified as an adjustment to interest expense as a yield adjustment of the hedged bank borrowings within the next 12 months.
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

					Thousands of
	Thousands of Yen				U.S. Dollars
	2004		2005		2005
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount or	Value	Amount or	Value	Amount or	Value
	Notional	or Gain	Notional	or Gain	Notional	or Gain
	Amount	(Loss)	Amount	(Loss)	Amount	(Loss)
Other investments for which it is:
Practicable to estimate fair value	¥6,572,985	¥6,572,985	¥8,948,168	¥8,948,168	$83,456	$83,456
Not practicable	1,358,908	—	982,613	—	9,164	—
Noncurrent refundable insurance policies (other assets)	55,753	55,753	62,636	62,636	584	584
Long-term borrowings, installment payable and convertible notes, including current portion	15,688,265	15,570,181	4,266,019	4,262,908	39,788	39,759
Interest rate swap contracts	2,400,000	(18,979)	1,400,000	(9,490)	13,057	(89)

Cash at March 31, 2004 and 2005 includes U.S. dollar denominated current bank deposits of ¥663,432 thousand and ¥705,940 thousand ($6,584 thousand), respectively.
15. ADVERTISING EXPENSES
Advertising expenses incurred during the years ended March 31, 2003, 2004 and 2005 consist principally of advertisement within magazines, journals and newspapers and amounted to ¥278,474 thousand, ¥106,525 thousand and ¥151,226 thousand ($1,410 thousand), respectively.
16. SUBSEQUENT EVENTS
On July 7, 2005, the IIJ’s board of directors resolved that IIJ would purchase the stocks of IIJ Media Communications Inc., a majority-owned consolidated subsidiary, and Asia Internet Holding Co., Ltd., an equity method investee, from minority shareholders on August 19, 2005 to acquire a 100% interest in each company and would merge these companies on October 1, 2005. The cash purchase price of these shares will be ¥779,779 thousand ($7,273 thousand) in total.
* * * * * *