Form 20-F
period 2006-03-31
INTERNET INITIATIVE JAPAN INC
filed 2006-07-11
CIK 1090633

As filed with the Securities and Exchange Commission on July 11, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from          to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 0-30204
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
As of March 31, 2006, 204,300 shares of common stock were outstanding, including 40,786 shares represented by an aggregate of 16,314,400 American Depositary Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
      Large Accelerated Filer ☑                 Accelerated Filer ☐                 Non-Accelerated Filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

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
Item 2. Offer Statistics and Expected Timetable.
Not applicable.
Item 3. Key Information.
A. Selected Financial Data.
     You should read the selected consolidated financial data below together with Item 5. “Operating and Financial Review and Prospects”, of this annual report on Form 20-F and our consolidated financial statements and the notes to the financial statements beginning on page F-1. The consolidated statement of operations data and per share and American Depositary Shares (“ADS”) data below for the fiscal years ended March 31, 2002, 2003, 2004, 2005 and 2006, the consolidated balance sheet data below as of March 31, 2002, 2003, 2004, 2005 and 2006 and consolidated statements of cash flows for the fiscal years ended March 31, 2002, 2003, 2004, 2005 and 2006 under operating data below are derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm.

	As of and for the fiscal year ended March 31,
	2002	2003	2004	2005	2006	2006
	(millions of yen, except per share and ADS data)					(thousands of
						U.S. dollars,
						except per
						share and ADS
						data (1) )
Statement of Operations Data:
REVENUES:
Connectivity and value-added services revenues:
Dedicated access	¥14,303	¥13,815	¥12,862	¥11,373	¥10,625	$90,443
Dial-up access	3,644	3,155	3,088	2,937	2,674	22,760
Value-added	3,100	3,603	4,296	5,005	6,250	53,200
Other	1,668	1,726	2,118	3,169	3,674	31,272

Total connectivity and value-added services revenues	22,715	22,299	22,364	22,484	23,223	197,675
Systems integration revenues, including related equipment sales	14,356	15,013	11,848	15,854	23,505	200,072
Equipment sales	2,834	6,706	4,567	3,365	3,085	26,262

Total revenues	39,905	44,018	38,779	41,703	49,813	424,009

COST AND EXPENSES:
Cost of connectivity and value-added services revenues	19,800	20,387	20,047	19,484	20,078	170,906
Cost of systems integration revenues, including related equipment sales	12,314	13,090	9,852	12,200	18,120	154,243
Cost of equipment sales	2,540	6,417	4,346	3,111	2,818	23,987

Total cost of revenues	34,654	39,894	34,245	34,795	41,016	349,136
Sales and marketing expenses	3,038	3,176	3,528	2,795	3,080	26,213
General and administrative expenses	1,840	2,205	2,098	2,666	3,147	26,790
Research and development expenses	319	414	358	199	159	1,346

Total cost and expenses	39,851	45,689	40,229	40,455	47,402	403,485

OPERATING INCOME (LOSS)	54	(1,671)	(1,450)	1,248	2,411	20,524

OTHER INCOME (EXPENSES):
Interest income	122	67	38	13	13	111
Interest expense	(659)	(733)	(702)	(686)	(437)	(3,723)
Other — net	(406)	(603)	1,646	2,573	3,392	28,871

Other income (expenses) — net	(943)	(1,269)	982	1,900	2,968	25,259

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAX EXPENSE, MINORITY INTERESTS AND EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES	(889)	(2,940)	(468)	3,148	5,379	45,783
INCOME TAX EXPENSE	18	23	33	100	257	2,191
MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES	24	153	236	(109)	(354)	(3,012)

	As of and for the fiscal year ended March 31,
	2002	2003	2004	2005	2006	2006
	(millions of yen, except per share and ADS data)					(thousands of
						U.S. dollars,
						except per
						share and ADS
						data (1) )
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES:(2)
Equity method net loss	¥(5,482)	¥(5,625)	¥(286)	¥(33)	¥(14)	$(117)
Impairment loss on investment, advance and deposits for Crosswave	—	(7,153)	(1,720)	—	—	—

Total equity in net loss of equity method investees	(5,482)	(12,778)	(2,006)	(33)	(14)	(117)

NET INCOME (LOSS)	¥(6,365)	¥(15,588)	¥(2,271)	¥2,906	¥4,754	$40,463

Per Share and ADS Data (3):
Basic net income (loss) per share	¥(56,627)	¥(138,689)	¥(14,321)	¥15,172	¥24,301	$207
Diluted net income (loss) per share	(56,627)	(138,689)	(14,321)	15,172	24,258	206
Basic net income (loss) per ADS equivalent	(141.57)	(346.72)	(35.80)	37.93	60.75	0.52
Diluted net income (loss) per ADS equivalent	(141.57)	(346.72)	(35.80)	37.93	60.65	0.52
Basic weighted average number of shares	112,400	112,400	158,554	191,559	195,613
Diluted weighted average number of shares	112,400	112,400	158,554	191,559	195,955
Basic weighted average number of ADS equivalents (thousands)	44,960	44,960	63,422	76,624	78,245
Diluted weighted average number of ADS equivalents (thousands)	44,960	44,960	63,422	76,624	78,382

Balance Sheet Data:
Cash and cash equivalent	¥11,046	¥3,588	¥12,284	¥5,286	¥13,727	$116,846
Total assets	45,263	32,064	42,737	37,116	50,705	431,605
Short-term borrowings	3,820	4,824	6,564	4,725	4,555	38,772
Current portion of long-term borrowings, including capital lease obligations	3,374	4,660	3,936	5,511	4,994	42,508
Long-term borrowings, including capital lease obligations	6,262	7,092	5,188	5,869	5,271	44,865
Convertible notes (4)	15,000	15,000	11,832	—	—	—
Shareholders’ equity (capital deficiency)	7,725	(10,004)	6,214	11,615	20,222	172,131

Operating Data:
Capital expenditures, including capitalized leases (5)	¥3,773	¥4,893	¥3,523	¥5,011	¥4,762	$40,537

Operating margin (6)	0.1%	(3.8)%	(3.7)%	3.0%	4.8%

Net cash provided by (used in):
Operating activities	¥1,161	¥1,582	¥1,923	¥5,238	¥6,559	$55,830
Investing activities	(2,457)	(7,878)	(852)	1,974	1,805	15,363
Financing activities	(1,462)	(872)	7,669	(14,213)	39	331

(1)	The U.S. dollar amounts represent translations of yen amounts at the rate of ¥117.48 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2006.

(2)	Of total equity method net loss of ¥5,625 million for the fiscal year ended March 31, 2003, ¥5,514 million was based on unaudited financial information made publicly available by Crosswave Communications Inc. (“Crosswave”) and the impairment loss on investment and deposits for Crosswave was determined to be the amount required to reduce the carrying amount of investment in and deposits for Crosswave at March 31, 2003 to zero. The audit report of Deloitte Touche Tohmatsu in respect of our financial statements as of and for the fiscal year ended March 31, 2003 was qualified as to the effects of such adjustments, if any, as might have been determined to be necessary if sufficient evidence regarding the equity method loss, the impairment loss on investment, advance to and deposits for Crosswave and the related summary information of Crosswave for the year ended March 31, 2003 was available. As described elsewhere in this annual report, Crosswave filed a voluntary petition for corporate reorganization proceedings in Japan in August 2003 and has not prepared audited financial statements for the year ended March 31, 2003 or other sufficient evidence of its results of operations to permit the independent registered public accounting firm to issue an audit report on our financial statements as of and for the year ended March 31, 2003 without such qualification.

(3)	We conducted a 1 to 5 stock split effective on October 11, 2005. The per share data is calculated based on the assumption that the stock split was made at the beginning of the fiscal year ended March 31, 2002.

(4)	In April 2000, we issued 1.75 percent unsecured convertible yen notes due March 2005 in the aggregate principal amount of ¥15,000 million. In November 2003 and June 2004, we repurchased and cancelled a portion of the aforementioned notes, in the aggregate principal amount of ¥3,168 million and ¥744 million, respectively. We redeemed the remainder of the unsecured convertible notes in March 2005.

(5)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure can be found below.

(6)	Operating income (loss) as a percentage of total revenues.
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

	For the fiscal year ended March 31,
	2002	2003	2004	2005	2006
	(millions of yen)
Capital expenditures:
Acquisition of assets by entering into capital leases	¥2,536	¥3,578	¥1,866	¥4,434	¥3,843
Purchases of property and equipment	1,237	1,315	1,657	577	919

Total capital expenditures	¥3,773	¥4,893	¥3,523	¥5,011	¥4,762

Exchange Rates
     Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of our ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥117.48 per U.S. $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2006, the date of our most recent consolidated balance sheet contained in this annual report. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.
     The following table presents the noon buying rates for Japanese yen per U.S. $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low	Average(1)	Period-end

Fiscal year ended March 31,
2002	¥134.77	¥115.89	¥125.64	¥132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48

Calendar year 2006
January	¥117.55	¥113.96	¥115.48	¥116.88
February	118.95	115.82	117.86	115.82
March	119.07	115.89	117.28	117.48
April	118.66	113.79	117.07	113.79
May	113.46	110.07	111.73	112.26
June	116.42	111.66	114.63	114.51
July (through July 7, 2006)	115.65	113.98	114.93	113.98

(1)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.
     The noon buying rate on July 7, 2006 was ¥113.98 per $1.00.
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
     Although we recorded operating income and net income in the fiscal years ended March 31, 2005 and 2006, we incurred operating losses and net losses in each of the prior six fiscal years, with the exception of positive operating income for the fiscal year ended March 31, 2002, and our accumulated deficit as of March 31, 2006 amounted to ¥29.7 billion.
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
     In addition to factors related to general economic conditions in Japan, we may not be able to maintain our current level of revenues and profits or achieve our expected levels of revenues and profits due to several other factors, including, but not limited to:
•	a continuous decrease in revenues from our Internet connectivity services because of lower unit prices per bandwidth and cancellation of large accounts especially due to severe price competition,

•	lower revenue growth and lower margins in our growing value-added services and systems integration, if we fail to successfully differentiate our services from those of our competitors, or experience a significant decrease in systems integration revenues from period to period due to the cancellation of one or more large projects or changes in the number of projects resulting from a seasonal fluctuation in the systems integration business in Japan,

•	an increase in backbone costs due to increased volume of Internet traffic and demand for leasing backbone lines, or a decline in the profitability of connectivity services if we contract for more capacity than we actually utilize to serve our customers,

•	an increase in expenses for network infrastructure, research and development and other similar investments which we may be forced to make in the future in order to remain competitive, or increased expenses relating to the leasing of additional equipment,

•	an increase in outsourcing costs, especially in our systems integration, if we fail to manage outsourcing projects effectively or fail to cover outsourcing costs by raising enough revenues from outsourced projects,

•	an increase in SG&A costs, such as personnel expenses, in conjunction with our expected or planned or continued business expansion, and

•	a decline in the value and trading volume of our holding of available-for-sale securities from which we expect gains on sale.
     Please see Item 5, “Operating and Financial Review and Prospects, ” for more detailed information concerning our operations and other results.

We may not be able to compete effectively, especially against competitors with greater financial, marketing and other resources.
     The major competitors of our connectivity and value-added services are major telecommunications carriers like NTT Communications Corporation (“NTT Communications”), KDDI Corporation (“KDDI”) and Japan Telecom Co., Ltd. (“Japan Telecom”). Especially for Internet connectivity services, price competition is still severe and may increase. For value-added services, price competition may also increase. This competition may adversely affect our revenues and profitability and may make it difficult for us to retain existing customers or attract new customers. The major competitors of our systems integration business are systems integrators like IBM Japan, NEC Corporation, Fujitsu Limited, NTT Data Corporation and their affiliates. Our major competitors have the financial resources to reduce prices in an effort to gain market share. There is strong competition among systems integrators that may adversely affect our revenues and profitability. Even though Nippon Telegraph and Telephone Corporation (“NTT”) and NTT Communications purchased shares of our company in September 2003, which resulted in the NTT Group becoming our largest shareholder, we plan to continue to operate our company separately and independently from the NTT Group, and will therefore continue to compete with the NTT Group.
     Our competitors have advantages over us, including, but not limited to:
•	substantially greater financial resources,

•	more extensive and well-developed marketing and sales networks,

•	higher brand recognition among consumers,

•	larger customer bases, and

•	more diversified operations which allow profits from some operations to support operations with lower profitability, such as the network services, for which we are a competitor.
     With these advantages, our competitors may be better able to:
•	sustain downward pricing pressure, including pressure on low-price Internet connectivity services offered to corporate customers, which are our target customers,

•	develop, market and sell their services,

•	adapt quickly to new and changing technologies,

•	obtain new customers, and

•	aggressively pursue mergers and acquisitions to enlarge their customer base and market share.
We depend on our ability to attract and retain qualified personnel.
     Our network, services, products and technologies are complex, and as a result, we depend heavily on the continued service of our engineering, research and development, and other personnel. As our business grows, we need to hire additional engineers, research and development and other personnel. In particular, in order to continue to increase our revenues from value-added services and systems integration, we require more sales and engineering personnel to achieve our expectations. We are not sure that we will be able to keep or attract these human resources and control human resources cost adequately. Competition for qualified engineers, research and development personnel and employees in the telecommunications service industry in Japan is intense, and there is a limited number of persons with the necessary knowledge and experience. None of our employees are bound by any employment or noncompetition agreement. The realization of any or all of these risks may result in material adverse effects on our business, financial condition and result of operations.
Our business may be adversely affected if our network suffers interruptions, errors or delays.
     Interruptions, errors or delays with respect to our network may be caused by a number of man made or natural factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, human error, computer viruses and other similar events. Much of our computer and networking equipment and the lines that make up our network backbones are concentrated in a few locations that are in earthquake-prone areas. Any disruption, outages, or delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage and decreased consumer confidence in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.
The confidential customer information that we keep and manage may be leaked.
     We keep and manage confidential information and trade secrets obtained from our customers. We exercise care in protecting the confidentiality of such information and take steps to ensure the security of our network, in accordance with the law protecting personal information that came into effect in April 2005 and the requirements set by the Ministry of Internal Affairs and Communications (“MIC ”), and the Ministry of Economy, Trade and Industry. However, our network, like all Information Technology systems, is vulnerable to external attack from computer viruses, hackers or other such sources. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information. If any material leak of such information were to occur, we could be subject to lawsuits for damages from our customers, incur expenses associated with repairing or upgrading our security systems and suffer damages to our reputation that could result in a severe decline in new customers as well as an increase in service cancellations. The realization of these or similar risks may have a material adverse effect on our business, financial condition and result of operations.
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
     We have invested in affiliated companies, such as IIJ Technology Inc. (“IIJ-Tech”) and Net Care, Inc. (“Net Care”), to expand the service offerings available to our customers. In February 2006, we invested ¥750 million in Internet Revolution Inc. (“i-revo”), a joint venture that we established with Konami Corporation, and i-revo is our equity method investee. In the joint venture agreement, we agreed that we will provide funding up to ¥90 million to i-revo between November 2006 and the end of April 2007 for its capital investments and working capital. We may provide additional financial support in the form of loans to or additional equity investments in these affiliated companies to enhance or maintain our business synergies with these affiliated companies.
     In October 2005, IIJ Media Communications Inc. (“IIJ-MC”), our former subsidiary, was merged into us after a portion of IIJ-MC’s business was transferred to IIJ-Tech and we have acquired Asia Internet Holding Co., Ltd. (“AIH”), our former equity method investee, after AIH became our wholly owned consolidated subsidiary. We may consider reorganization of other IIJ Group companies in the future which may require additional investments by cash, equity or others.
Fluctuations in the stock prices of companies in which we have invested may significantly influence our financial condition.
     We have invested in non-affiliated companies in order to further our business relationships with these companies. We recorded gross realized gains from the sale of available-for-sale securities of ¥3.2 billion for the fiscal year ended March 31, 2006 and the book value of our remaining available-for-sale securities was ¥6.8 billion at March 31, 2006, which is relatively large in relation to other items on our balance sheet. However, the book value can change significantly due to changes in the financial condition of non-affiliated companies, general economic conditions in Japan or fluctuations in the Japanese stock markets. Fluctuations in the stock prices of companies in which we have invested may have a significant effect on our financial results. As a result, we may not be able to achieve our expected gains on the sale of available-for-sale securities. In addition, should we choose to dispose of all or a portion of these shares, it is not certain that we will be able to do so on favorable terms.
NTT, our largest shareholder, could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of our other shareholders.
     NTT and its affiliates currently own 29.7% of our outstanding shares. In September 2003, we entered into a subscription agreement with NTT in which we granted to NTT pre-emptive rights to subscribe to its pro rata portion of any future issuances of shares by us in order to maintain its shareholding percentage; NTT did not exercise this pre-emptive right when we issued 12,500 additional shares in December 2005. Under this subscription agreement, we have agreed to allow NTT to nominate up to three persons as either directors or statutory auditors, subject to approval by our shareholders at our first general shareholders’ meeting after NTT’s investment. At our general shareholders’ meeting on June 24, 2004, two directors nominated from NTT Group were appointed, one of whom was nominated as an executive vice president. At our general shareholders’ meeting on June 28, 2006, our executive vice president, Mr. Fukuzo Inoue, completed his term and retired, and an other director, Mr. Takashi Hiroi was reapproved to be an outside director. As our largest shareholder, NTT may be able to exercise substantial influence over us. In addition, as part of this subscription agreement, we have agreed to collaborate with NTT in various businesses. While we intend to conduct our day-to-day operations independently of NTT and its group companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interests, which may not be in our interest or that of other shareholders.
We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.
     We rely on telecommunications carriers such as NTT Communications, KDDI and Japan Telecom for a significant portion of our network backbone and Nippon Telegraph and Telephone East Corporation and Nippon Telegraph Telephone West Corporation and electric power companies and their affiliates for local access lines for our customers. After the transfer of operating lease agreements from Crosswave, our former equity method investee, following its filing for corporate reorganization, we now procure significant portions of our network backbone and data center facilities pursuant to operating lease agreements with NTT Communications, our largest provider of network infrastructure. We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.
     In the Asia-Pacific region, we depend on telecommunications carriers in various countries including less-developed countries whose quality of service may not be stable or who are more susceptible to economic or political instability.
     We also depend on third-party suppliers of hardware components like routers that are used in our network. We acquire certain components from limited sources, typically from Cisco Systems, Inc. A failure by one of our suppliers to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, may delay our ability to expand the capacity and scope of our network.
     Any problems experienced by our telecommunications carriers and other suppliers could have a material adverse effect on our business, financial condition and results of operations.
There are risks associated with our international business.
     By operating our network internationally, we expose ourselves to the risks of international markets and to other risks that do not exist or are less significant in Japan. One of the components of our strategy is to continue to expand our network reach through our network between the United States and Japan to maintain our network quality. In addition, we have invested in the data center businesses in South Korea. Our international business operations continue to require management attention and financial resources, both of which are in limited supply. We face significant exposure to risks in connection with our international operations, including:
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
     A significant portion of our future revenue depends on systems integration projects which we, in cooperation with IIJ-Tech and Net Care, have been contracted to perform. We may not be able to perform our responsibilities under these contracts to the satisfaction of our customers, or at all, if we lack a sufficient number of qualified engineers, lack sufficient task-management capabilities for software-development vendors or fail to manage customer data adequately. If we do not execute these services and projects as contracted or fail to manage customer data in a professional manner, our receipt of revenues may be delayed or lost altogether and we could be sued by our counterparties, which could in turn have an adverse impact on our reputation, results of operation and financial condition.

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
     We are involved in normal claims and other legal proceedings in the ordinary course of our business. We believe that there are no cases currently pending which would have a significant financial impact on us, but we cannot be certain that we will not be named in a future lawsuit. Any judgment against us in such a lawsuit, or in any future legal proceeding, could have an adverse effect on our business, financial condition and results of operations.
In the event we need to raise capital, we may sell additional shares of our common stock or securities convertible into our common stock, which may cause shareholders to incur substantial dilution.
     We may raise additional funds in the future to raise additional working capital and for other financial needs. We completed private placements in June and September 2003 of an aggregate of 15,880 shares of our common stock to investors in Japan in order to raise funds for working capital and repayment of convertible notes. We issued 12,500 new shares of our common stock along with our listing on the Mothers market of the Tokyo Stock Exchange in December 2005, after conducting a 1 to 5 split of our shares of common stock in October 2005. If we choose to raise such funds from the issuance of equity shares of our common stock or securities convertible into our common stock, existing shareholders may incur substantial dilution.
Item 4. Information on the Company.
A.	History and Development of the Company.
     We are incorporated in Japan as a joint stock corporation under the name Internet Initiative Japan Inc. (“IIJ”). We were incorporated in December 1992 and operate under the laws of Japan. We began operations in July 1993, making us one of the first commercial providers in Japan to offer Internet connectivity services. In February 1994, we acquired a Type II Telecommunications license, which enables us to operate our own international backbone networks. We became a public company in August 1999 with our initial public offering of American Depositary Shares (“ADSs”) on the Nasdaq National Market.
     On August 20, 2003, Crosswave Communications Inc. (“Crosswave”), our former equity method investee and primary provider of data communication services, and two of its subsidiaries filed voluntary petitions with the Tokyo District Court for the commencement of corporate reorganization proceedings, which are proceedings to rehabilitate an insolvent company similar in some respects to Chapter 11 bankruptcy proceedings in the United States. As a result, we wrote-off our investment in Crosswave and no longer consider Crosswave to be an IIJ Group company. On December 15, 2003, the business operations of Crosswave including its network on which we relied to provide services for our network, were transferred to NTT Communications Corporation (“NTT Communications”). We have contracted with NTT Communications for the continued use of the network services it acquired from Crosswave.
     On June 26 and September 16, 2003, we completed private placements of a total of 15,880 shares of our common stock to investors in Japan for an aggregate amount of ¥13.3 billion for working capital and repayment of our outstanding 1.75% convertible notes due on March 31, 2005. As a result of these transactions, the total number of our issued shares of common stock increased to 38,360 and shareholding of the Nippon Telegraph and Telephone Corporation (“NTT”) Group increased to 31.6%. We have also agreed with NTT that it has the right to nominate three persons to serve as either our directors or statutory auditors, subject to shareholder approval of any nomination at our first general shareholders’ meeting after NTT’s investment. In addition, we and NTT agreed to undertake efforts to jointly engage in the development of broadband and Information Technology and other related business, to expand the business relationship between us and NTT in connection with new business opportunities and to discuss secondment of employees to each other.
     On October 1, 2005, IIJ Media Communications Inc. (“IIJ-MC”), our former consolidated subsidiary, was merged into us after a portion of IIJ-MC’s business was transferred to IIJ Technology Inc., our consolidated subsidiary. Asia Internet Holding Co., Ltd., our former equity method investee, became our wholly owned consolidated subsidiary, and was merged into us on October 1, 2005. In each of the mergers, we became the surviving company.
     On December 2, 2005, we listed on the Mothers market of the Tokyo Stock Exchange. In connection with the listing, we issued 12,500 new shares of common stock for an amount of ¥6.0 billion. As we conducted a 1 to 5 split of our shares of common stock on October 11, 2005, the total number of our issued shares of common stock increased to 204,300.
     On February 1, 2006, we established a joint venture company, Internet Revolution Inc. (“i-revo”) with Konami Corporation, with the purpose of operating comprehensive portals sites. We invested ¥750 million and hold 30.0% of the company. i-revo is our equity method investee.
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
     We offer, together with other companies or independently, a variety of services to our customers as part of our total network solutions. Our primary services are our Internet connectivity services, value-added services and systems integration. Our Internet connectivity services range from low-cost dial-up access to high-speed access through dedicated lines for individual and corporate customers. Our value-added services include security-related outsourcing services that protect customers’ internal networks from unauthorized access and secure remote connections to internal networks, network-related outsourcing services such as provision, monitoring and maintenance of network equipment and Virtual Private Network (“VPN”), and server-related outsourcing services such as provision of e-mail and web servers and operation and management of e-mail systems, in addition to Internet data center services. Our systems integration are tailored to our customers’ requirements, which include consulting, project planning, systems design, construction of network systems and systems outsourcing. We also sell a significant amount of network-related equipment to our systems integration customers as part of our provision of total network solutions.
     Most of our revenues are generated in Japan and are denominated in Japanese yen. The table below provides a breakdown of the percentage of total revenues among our primary services over the past three fiscal years.

	For the fiscal year ended March 31,
	2004	2005	2006
Connectivity services	41.1%	34.3%	26.7%
Value-added services	11.1%	12.0%	12.5%
Systems integration	30.6%	38.0%	47.2%
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
     We have created an Internet network, that extends throughout Japan by leasing lines from telecommunications carriers. Our backbone is one of the highest capacity Internet backbones in Japan. As of July 7, 2006, we operated 13 points of presence (“POPs”) for dedicated access, 17 POPs for dial-up access and 12 Internet data centers. POPs are the main points at which our customers connect to our backbone, throughout Japan. Our policy on the management of our backbone is that we upgrade the bandwidth depending on demand and with maximum cost effectiveness. Our backbone network also extends to the United States, with a total capacity of 7.2 Gbps (3 STM-16 trunk lines), and to China, with a capacity of 600 Mbps (1 STM-4 trunk line) as of July 7, 2006.
Total network solutions
     We are a provider of total network solutions. We provide our customers with tailored, end-to-end Internet and private network solutions. The diversity of services we offer permits each customer to purchase individual services or a bundle of services that we believe provide the most efficient, reliable and cost-effective solution for that customer’s particular needs.

     The primary resources that we use to provide total network solutions to our customers include:
•	our Internet connectivity services,

•	our line-up of value-added services, including security, network and server-related outsourcing,

•	our Internet data center services,

•	our systems integration, including ongoing consulting, systems design, construction, operation and management, and

•	other network and application services that our group companies provide.
     Our total network solutions for business users are a primary focus of our business. We consult with businesses and other customers to identify their particular needs. We then draw upon our extensive resources to address those needs.
Internet Connectivity Services
     We offer two categories of Internet connectivity services: dedicated access services and dial-up access services. Dedicated access services are based mainly on dedicated local-line connections provided by carriers between our backbone and customers. Dial-up access services mainly require customers to connect to our POPs through the publicly-switched telephone network. The Internet connectivity part of our total network solutions ranges from low-cost, entry-level dial-up connections from home personal computers to customized wide-area network solutions deploying a range of the dedicated and dial-up services listed below to connect headquarters, data centers, branch offices and mobile personnel. Currently, large telecommunications carriers such as Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”) and other providers are rapidly increasing the variety of last-mile access with ADSL, fiber optic and Ethernet-based lines. Such new lines provide inexpensive high-speed, high-capacity last mile access, and we continue to introduce new variations to our Internet connectivity service to accommodate such developments.
     The following table shows the number of our Internet connectivity service subscribers as of the dates indicated:

	As of March 31,
	2002	2003	2004	2005	2006

Dedicated access service contracts:
IP service:
Low Bandwidth (64 kbps — 768 kbps)	184	147	93	89	85
Medium Bandwidth (1 Mbps — 99 Mbps)	413	473	565	660	654
High Bandwidth (100 Mbps —)	13	43	80	114	157
Total IP Service	610	663	738	863	896
IIJ T1 Standard and IIJ Economy	1,590	939	504	276	109
IIJ Data Center Connectivity Service	110	156	196	231	247
IIJ FiberAccess/F and IIJ DSL/F (Broadband Services)	1,310	3,550	5,788	9,873	13,297

Total dedicated access service contracts	3,620	5,308	7,226	11,243	14,549
Dial-up access service contracts:
Under IIJ Brand	95,169	86,183	75,136	68,068	62,176
OEM	165,407	443,601	620,731	625,908	568,307

Total dial-up access service contracts	260,576	529,784	695,867	693,976	630,483

     As of July 7, 2006, we mainly offered the following Internet connectivity services.

Pricing
Service Type	Summary Description	(excluding consumption tax)
Dedicated access services

IP Service	Full-scale dedicated line service with high-speed access for businesses and other network operators with demanding bandwidth requirements.	Setup and monthly fees vary according to carrier, line speed, line type and distance involved.

IIJ T1 Standard	Packaged dedicated line service offering 1.5 Mbps connection but not including certain features of full-scale IP Service such as dynamic routing and unlimited IP addresses.	Initial setup fee of ¥50,000. Monthly access fee of ¥117,000 for up to 8 IP addresses and ¥167,000 for up to 16 IP addresses.

IIJ Economy	Service for dedicated line access to the Internet with inexpensive monthly fees primarily for small- and medium-sized businesses and local and regional offices of corporate groups.	Initial setup fee of ¥40,000. Monthly access fees of ¥38,000 for 64 kbps service and ¥45,000 for 128 kbps service.

IIJ Data Center Connectivity Service	Full-scale dedicated line service for customers hosted in IIJ Data Centers, with asymmetrical speeds of upstream (from the Internet to data center) and downstream (from the data center to the Internet) transmissions.	Initial setup fee of ¥100,000. Monthly fees range from ¥400,000 to ¥10,000,000, depending on the speed of upstream transmissions.

IIJ FiberAccess/F	Service for dedicated line Internet-access using optical lines at speeds of up to 10 Mbps or 100 Mbps, targeted primarily at small- and medium-sized enterprises requiring high-capacity, high-speed transmissions. Optical fiber access is limited to “FLET’S” lines provided by NTT East and West.	Initial setup fee of ¥50,000. Monthly fees range from ¥14,000 to ¥190,000, depending on the speed of connection and the number of IP addresses allocated. Monthly fees do not include optical line charges, which are paid directly by the customer to the optical line provider.

IIJ DSL/F	Service for dedicated line Internet-access using ADSL lines at speeds of up to 47 Mbps, targeted primarily at small- and medium-sized offices and home offices. ADSL access is limited to “FLET’S” lines provided by NTT East and West.	Initial setup fee of ¥30,000. Monthly fees range from ¥9,800 to ¥49,800, depending on the number of allocated IP addresses. Monthly charges do not include ADSL charges, which are paid directly by the customer to the ADSL service provider.

IIJ DSL/A	Service for dedicated line Internet-access using ADSL lines at speeds of up to 47 Mbps, targeted primarily at small- and medium-sized offices and home offices. ADSL access is limited to ADSL services provided by ACCA Networks, Co., Ltd. (“ACCA Networks”)	Initial setup fee of ¥75,000. Monthly fees range from ¥12,000 to ¥52,000, depending on the number of allocated IP addresses. Monthly charges do not include ADSL charges, which are paid directly by the customer to the ADSL service provider.

Pricing
Service Type	Summary Description	(excluding consumption tax)
IIJ ISDN/F	Service for dedicated line Internet-access using ISDN lines at speeds of up to 64 kbps, targeted primarily at small- and medium-sized offices and home offices where ADSL lines are not available. ISDN access is limited to “FLET’S” lines provided by NTT East and West.	Initial setup fee of ¥5,000. Monthly fees range from ¥4,800 to ¥6,800, depending on the number of allocated IP addresses. Monthly charges do not include ISDN charges, which are paid directly by customers to ISDN providers.

IIJ Line Management/F	Service for us to prepare optical fiber or ADSL access provided by NTT East and West for IIJ FiberAccess/F, IIJ DSL/F and IIJ ISDN/F on behalf of customers. We provide customer support functions for the access lines.	Initial setup fee range from ¥5,000 to ¥43,400. Monthly fees range from ¥2,300 to ¥44,700, depending on the optional services.

Dial-up access services

IIJ Dial-up Standard	Service for corporate users permitting simultaneous Internet-access from several dial-up lines under a single contract.	Initial setup fee of ¥5,000. Monthly basic fee of ¥2,000 plus access charges of ¥10 per minute.

Enterprise Dial-up IP Service	Service for corporate users offering multiple dial-up accounts at a fixed monthly fee.	Initial setup fee of ¥20,000. Monthly basic fees range from ¥3,000 to ¥4,900 per account depending on the number of accounts.

IIJ Dial-up Advanced	Service for corporate users offering bundled low-cost dial-up accounts.	Initial setup fee of ¥5,000. Monthly basic fee of ¥10,000 for the first 50 e-mail accounts including the first two hours access per account, plus ¥5 per minute after two hours.

IIJ4U	Service for individual users, which includes Internet-access and 5 megabytes of disk space for personal Web pages and e-mail account options for multiple users. Various access options such as ISDN, ADSL and optical fiber access are available.	This service does not charge an initial setup fee. Monthly service fee of ¥800 for the first eight hours and a charge of ¥5 per minute, with a ceiling of ¥4,100.

IIJmio DSL/DF Service	Service for individual users offering Internet connectivity over ADSL at speeds of up to 47 Mbps. ADSL access is limited to “FLET’S” lines provided by NTT East and West. The IP address is changed every time a connection is made.	No initial setup fee. Monthly charge is ¥1,400. Monthly charges do not include ADSL charges, which are paid directly by the customer to NTT East and West.

Pricing
Service Type	Summary Description	(excluding consumption tax)
IIJmio FiberAccess/DF Service	Service for individual users offering Internet connectivity over optical fiber network at maximum 10 Mbps or 100 Mbps. Optical fiber access is limited to “FLET’S” lines provided by NTT East and West. The IP address is changed every time a connection is made.	No initial setup fee. Monthly charges range from ¥2,000 to ¥7,000. Monthly charges do not include optical fiber access charges, which are paid directly by the customer to NTT East and West.

IIJmio DSL/SF Service	Service for individual users offering Internet connectivity over ADSL at speeds of up to 47 Mbps. ADSL access is limited to “FLET’S” lines provided by NTT East and West. A fixed IP address is provided with this service.	No initial setup fee. The monthly charge is ¥4,800. Monthly charges do not include ADSL charges, which are paid directly by the customer to NTT East and West.

IIJmio FiberAccess/DC Service	Service for individual users offering Internet connectivity over optical fiber network at speeds of up to 50 Mbps or 100 Mbps. Optical fiber access is limited to “Access Commufa” lines provided by Chubu Telecommunications Co., Inc.	No initial setup fee. The monthly charge is ¥2,000. Monthly charges do not include optical fiber access charges, which are paid directly by the customer to Chubu Telecommunications Co., Inc.

IIJmio FiberAccess/SF Service	Service for individual users offering Internet connectivity over optical fiber network at speeds of up to 10 Mbps or 100 Mbps. Optical fiber access is limited to “FLET’S” lines provided by NTT East and West. A fixed IP address is provided with this service.	No initial setup fee. The monthly charges range from ¥8,000 to ¥12,000, depending on the type of access line. The monthly charges do not include optical fiber access charges, which are paid directly by the customer to NTT East and West.

IIJmio MobileAccess Service	Service for individual users offering mobile Internet connectivity through several data communications services provided by mobile telecommunication companies.	No initial setup fee. The monthly charge is ¥300 and does not include service charges to IIJ’s access points, which are paid directly by the customer to the mobile telecommunication companies.
Dedicated Access Services
     Our lineup of dedicated line access services includes: IP Service, IIJ T1 Standard, IIJ Economy, IIJ Data Center Connectivity Service, IIJ FiberAccess/F, IIJ DSL/F, IIJ DSL/A, IIJ ISDN/F and IIJ Line Management/F. The total bandwidth allocated to our dedicated access services has increased 60.8% to 194.9 Gbps as of March 31, 2006, up from 121.2 Gbps a year earlier.

     IP Service. Our IP Service is a full-scale, high-speed access service that connects a customer’s network to our network and the Internet. The service is used by corporate customers mainly for critical purposes, such as Internet connectivity for corporate headquarters or data centers. As of March 31, 2006, we had 896 contracts for our IP Service compared to 863 for our IP Service as of March 31, 2005. The customer chooses the level of service it needs based upon its bandwidth requirements. As of July 7, 2006, we offered service at speeds ranging from 64 kbps to 10 Gbps.
     Our IP Service revenues, including revenues of IIJ Data Center Connectivity Service, represented 16.6% of our total revenues for the fiscal year ended March 31, 2006 and 21.4% for the fiscal year ended March 31, 2005. We believe that as businesses continue to develop Internet capabilities, this service will continue to be the foundation of our total network solutions offerings.
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

     IIJ T1 Standard. Our IIJ T1 Standard is a connectivity service at 1.5 Mbps that we introduced in October 1999. It is a packaged dedicated line service limited to static routing and allocations of 8 or 16 IP addresses. Last-mile access must be through NTT’s Digital Access 1500 or similar services from other carriers. We support this service by providing guarantees of latency rates under Service Level Agreements. As of March 31, 2006, we had 109 customers for IIJ T1 Standard and IIJ Economy. We are no longer promoting the service since customers demand for a higher speed than the one that the service provides.
     IIJ Economy. IIJ Economy is a packaged Internet connectivity service via a dedicated line at 64 kbps or 128 kbps, targeting small- and medium-sized businesses. We support this service by providing guarantees of latency rates under Service Level Agreements. We are no longer promoting the service since customers demand for a higher speed than the one that the service provides.
     IIJ Data Center Connectivity Service. We also provide connectivity services with respect to our data centers. Our data center connectivity services are an important part of being able to provide high-quality, high-speed, seamless service to our customers. Our connectivity services are asymmetric, meaning that transmission speeds are not the same in both directions— with the downstream transmission being faster to accommodate greater amounts of information being accessed from the Internet versus being sent to the Internet. The fee structure depends on the transmission capacity required for upstream and downstream transmissions. For downstream transmissions, we offer either 10BASE-T connectivity (10 Mbps) or 100BASE-T connectivity (100 Mbps). For upstream transmissions, we offer bandwidths from 1 Mbps to 4 Mbps for 10BASE-T connectivity and 6 Mbps to 48 Mbps for 100BASE-T connectivity. In addition to the above, we offer IPv6-capable data center services, which offer the same services using IPv6. As of March 31, 2006, we had 247 Internet data center connectivity contracts, compared with 231 as of March 31, 2005. Total contracted bandwidth for Internet data center connectivity service was 24.4 Gbps as of March 31, 2006, up from 21.7 Gbps as of March 31, 2005. We support this service by providing the same three guarantee elements, availability, maximum average latency and prompt notification of outage or disruption, as the IP Service above under Service Level Agreements.
     IIJ FiberAccess/F. IIJ FiberAccess/F Service is a dedicated Internet-access service that uses “BFLET’S” fiber optic access lines provided by NTT East and West allowing service at maximum 10 Mbps or 100 Mbps on a best-efforts basis. The service is available in several variations (Business, Basic, Family, Mansion and others), optimizing each customer’s needs in speed and connection interface. Customers can also choose the number of allocated IP addresses from: 1, 4, 8, 16, 32 and 64. We support this service by providing guarantees of latency rates under Service Level Agreements. As of March 31, 2006, we had 13,297 customers for IIJ FiberAccess/F and IIJ DSL/F.
     IIJ DSL/F and IIJ DSL/A. IIJ DSL/F Service provides dedicated line Internet connectivity via ADSL with speeds of up to 47 Mbps. IIJ DSL/F Service is primarily targeted at small- and medium-sized offices and home offices that have access to ADSL lines provided by NTT East and West under the name of “FLET’S ADSL”. We support this service by providing guarantees of latency rates under Service Level Agreements. In May 2006, we began offering IIJ DSL/A, using ADSL lines provided by ACCA Networks.
     IIJ ISDN/F. IIJ ISDN/F Service provides dedicated line Internet-access via ISDN lines with speeds of up to 64 kbps. IIJ ISDN/F Service is primarily targeted at small-and medium-sized offices and home offices where ADSL lines are not available but have access to ISDN lines provided by NTT East and West under the name of “FLET’S ISDN”.
     IIJ Line Management/F. IIJ Line Management/F Service is a service for us to prepare optical fiber or ADSL lines provided by NTT East and West for IIJ FiberAccess/F, IIJ DSL/F and IIJ ISDN/F on behalf of customers. We provide customer support functions for the access lines.

Dial-up Access Services
     We offer a variety of dial-up access services. Our dial-up access services are an important resource in offering total Internet solutions to corporate customers. Our dial-up services allow employees out of the office or frequent travelers to access our network or their own corporate networks through one of our POPs or through our roaming access points. The dial-up services are usually provided with VPN function, that is provided by our value-added services or systems integration to access customers’ own corporate network securely. We also offer dial-up access service for individuals and an OEM service (where we provide services for other companies which sell those services under their own name) for other network operators, such as NTT East and NTT West.
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
Value-Added Services
     Our customers are increasingly seeking additional network-related services, in addition to Internet connectivity. We provide our customers with a broad range of value-added services and products such as security, network, server-related outsourcing services in addition to Internet data center services. Generally, the service period is for one year and customers are billed monthly. We recognize revenues for these services on a straight-line basis during the service period. Any initial set-up fees received in connection with our value-added services are deferred and recognized over the contract period or estimated average period of estimated to customers.
     We believe that business customers will continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of value-added services to enhance productivity, reduce costs and improve service reliability.
     Our value-added services include:
•	Security-related outsourcing services. As of July 7, 2006, we offered seven main security-related outsourcing services that protect customers’ internal networks from unauthorized access and secure remote connections to internal networks: IIJ DDoS Solution Service, IIJ Security Premium, IIJ Security Standard, IIJ Security Lite, IIJ Security Scan Service, IIJ Network Intrusion Detection Service and IIJ Secure Remote Access. We were the first ISP in Japan to provide firewall services, which we first offered in 1994.

IIJ DDoS Solution Service. In October 2005, we began offering IIJ DDoS Solution Service to protect customers’ internal networks from distributed denial of service (“DDoS”) attacks, a type of unauthorized access from Internet. The fee depends on the type of service that we provide and the initial fee starts at ¥650,000 and the monthly fee starts at ¥498,000.

IIJ Security Premium. In July 2000, we began offering IIJ Security Premium, a high value-added firewall operation and management service based on Firewall-1, a product which we license from Check Point Software Technologies Ltd. The service combines and requires contracting for both Firewall Management Service and Firewall Rental Service. For Firewall Management Service, the initial setup fee is ¥200,000 and the monthly fee ranges from ¥150,000, depending on the redundancy of firewall equipment. For Firewall Rental Service, the initial setup fee ranges from ¥200,000 and the monthly fee ranges from ¥67,000 depending on a number of factors including the number of users and packet filtering performance. The fees for Firewall Rental Service are multiplied by the number of firewall equipment if the customer requires redundancy.

IIJ Security Standard. In October 1999, we began offering Security Standard Service pursuant to which we install and manage an around-the-clock operation of firewall systems. The initial setup fee ranges from ¥100,000, to ¥300,000, and the monthly fee ranges from ¥50,000,to ¥130,000 depending on a number of factors including the number of users, packet filtering performance and 3DES (VPN) (an encryption technology) performance. Since February 2001, a VPN option is available for this service with an initial cost of ¥20,000 and a monthly fee of ¥10,000 per computer.

IIJ Security Lite. In December 2002, we began offering IIJ Security Lite, an economical version of a managed firewall service with limited features of operation and maintenance targeting small- and medium-sized enterprises. The initial setup fee ranges from ¥30,000 to ¥50,000, and the monthly fee ranges from ¥25,000 to ¥35,800.

IIJ Security Scan Service. In March 2002, we began offering IIJ Security Scan Service, a package of services targeting small- and medium-sized enterprises to identify security weaknesses in order to prevent illicit access from external networks and to avert virus infection of in-house servers. It is available in two forms: regular monthly scans and one-time spot checks. The form of service can be selected to meet the specific needs of the customer, such as checks for protocol and network configuration or for vulnerability to specific illegal network intrusion. The service was developed with NRI Secure Technologies Ltd., a Japanese security assessment and auditing solutions provider. For the regular monthly scan service, the initial charge is ¥5,000. The monthly charge for scanning is ¥25,000 for one IP address, and ¥24,000 will be added for every additional IP address. For the spot scan service, the basic charge for scanning one IP address is ¥30,000, and ¥29,000 will be added for every additional IP address.

IIJ Network Intrusion Detection Service. In April 2001, we began offering IIJ Network Intrusion Detection Service, which offers around-the-clock, non-stop network monitoring and intrusion-detection capabilities, as well as packet information for analyzing detected illicit accesses. The initial cost for the service is ¥300,000, and the monthly fee starts from ¥300,000, depending on the customer’s traffic volume.

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

•	Network-related outsourcing services. As of July 7, 2006, we offered six main network-related outsourcing services, including provision, monitoring and maintenance of network equipment and VPN to connect customers’ branch and remote offices: IIJ Internet-LAN Service, IIJ SMF-VPN, IIJ Managed VPN Pro Service, IIJ VPN Standard, SEIL Rental Service and IIJ NetLightning.

IIJ Internet-LAN Service. IIJ Internet-LAN Service is a service which provides connectivity among a company’s branch and remote offices. With this service, customers can use functions provided by Wide-area Ethernet over the Internet.

IIJ SMF-VPN. IIJ SMF-VPN is a service which uses IIJ SEIL Management Framework (“SMF”) which provides remote configuration and monitoring features of SEIL Series routers at customer remote sites from central management servers at IIJ and the customer’s main office or data center. The technology is patent granted. When a customer at a remote site connects the router to the circuit, the router is automatically configured and connected to the network. System integrators utilizing this technology can reduce configuration and maintenance costs at the remote site.

IIJ Managed VPN Pro Service. IIJ Managed VPN Pro Service is a service which provides connectivity among a company’s branch and remote offices, utilizing SEIL Series or other routers.

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

SEIL Rental Service. We rent routers for connection to the Internet and provide configuration, management and monitoring services. We provide SEIL Series or CISCO routers depending on customer requirements.

IIJ NetLightning. IIJ NetLightning is a service based on Netli, Inc.’s technology that improves web application performance. By utilizing this service, end users can access customer websites faster, without any settings, and customers can thereby reduce the cost of placing mirror sites.

•	Server-related outsourcing services. As of July 7, 2006, we offered twelve main server-related outsourcing services including provision of e-mail and web services and operation and management of e-mails systems: IIJ Mail Gateway Service, IIJ Post Office Service, IIJ Mail Box Service, e-mail distribution services, IIJ Web Standard, web hosting services, IIJ Download Site Service, IIJ URL Filtering Service, IIJ Document Exchange Service, DNS services, streaming services and IIJmio Safety Mail Service.

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

E-mail distribution services. We offer other e-mail outsourcing services, such as services for e-mail distribution to large numbers of e-mail addresses and mailing list functions.

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

Web hosting services. We offer other web hosting services, such as customized web hosting services and functions to distribute computer files using our ftp servers.

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

Streaming services. We offer Internet streaming services for live broadcasts over the Internet, as well as streaming server hosting services.

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

•	Internet data center services. Our Internet data center services include three primary services which are typically bundled together for our customers: IIJ data center facility services, IIJ data center connectivity services and management and monitoring services. Our Internet data center facility services are co-location services which allow companies to house their servers and routers off-site on our premises. Our Internet data center facilities are leased from third parties such as NTT Communications and are equipped with robust security systems, 24-hours-a-day non-stop power supplies and fire extinguishing systems, and have earthquake-resistant construction and high-speed Internet connectivity with IIJ backbones. We also offer basic monitoring and maintenance services for the equipment. This service enhances reliability because we provide 24-hours-a-day monitoring and have specialized maintenance personnel and facilities. We offer management and monitoring services tailored to our customers’ requirements.

•	Customer support and help desk solutions. We provide comprehensive customer support and help desk solutions that include network monitoring and trouble-shooting services. Most of our customer support services are provided as an integral part of other services we sell.

•	IP Phone. We began IP Phone service for individual users of IIJ4U and IIJmio in May 2003, and for corporate users who are using IIJ’s Internet connectivity services through NTT FLET’S network in December 2003. The telephone service is provided via NTT FLET’S network and customers can make telephone calls with other users connected to NTT FLET’S network or legacy telephones by interconnection with the Publicly Switched Telephone Network, the legacy telephone network.

•	IIJ EPC Network Service. IIJ EPC Network Service is a service to provide network and server systems for our customers to use Radio Frequency Identification Tag (“RFID”). We offer three types of services. “Premium” is a service to provide customized systems for our customers. “Standard” is a service to provide our systems to provide our systems at our data centers and “Trial” is a service to provide RFID functions to our customers for their trial usage.
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
     Examples of systems integration are:
•	connecting over a hundred locations such as gas stations, bank branches and retail shops via Internet-VPN, transmission of data over the Internet with an encryption feature and our proprietary SEIL Series routers and SMF,

•	voice over IP systems to transmit voice among customer branch offices over Internet,

•	outsourcing of large scale e-mail servers or systems to detect or delete e-mails with viruses or spam or record all of e-mails incoming to and outgoing from customers,

•	construction of wireless local area network (“LAN”),

•	online brokerage systems for securities firms,

•	outsourcing of websites for online businesses,

•	re-construction of overall corporate network systems suited to increased traffic data, and

•	consultation on corporate network security.
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
     SEIL Series. We started to sell our high-end routers SEIL Series, which was developed in-house, in October 2001 through sales agents. The series includes four types, SEIL/TURBO, SEIL/plus, SEIL/neu 128 and SEIL DOCK 2. SEIL/TURBO has a high throughput and enhanced VPN features and is placed in customer’s main office or data center when a customer connects its branch and remote offices. SEIL/plus is suitable for broadband connection and is placed mainly in customer’s branch and remote offices. SEIL/neu 128 is suitable for ISDN or 64 k/128 kbps leased line based Internet connection. SEIL DOCK 2 is equipment to provide a back-up feature to customers. By combining SEIL/TURBO and other SEIL Series routers, we are able to provide Internet-VPN solutions connecting corporate branches and remote offices of medium and small enterprises. In addition, we provide rental services for these routers directly to customers.
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
     The primary components of our network are:
•	our backbone, which includes leased lines and network equipment, such as advanced Internet routers,

•	Points of Presence (“POPs”) in major metropolitan areas in Japan,

•	Internet data centers, and

•	a network operations center (“NOC”).
Backbone
Leased lines
     Our network is anchored by our extensive Internet backbone in Japan and between Japan and the United States. As of July 7, 2006, we had a total capacity of 7.2 Gbps between Japan and the United States and 600 Mbps between Japan and China. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity.
     We lease high-capacity, high-speed digital transmission lines in Japan from various carriers. The table below shows our backbone cost.
Backbone Cost

	For the fiscal year ended March 31,
	2002	2003	2004	2005	2006
Backbone cost (thousand yen)	¥5,656,116	¥5,235,517	¥4,719,638	¥3,550,885	¥3,516,322
Network upgrades
     As a policy, we put a high priority to maintain the quality of our networks and continuously examine the necessity of upgrades of our networks.

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
     Points of Presence. POPs are the main points at which our customers connect to our backbone. We provide Internet connectivity from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of July 7, 2006, we had 13 primary POPs which allow for dedicated access and include the main Internet backbone routers that form our network. As of the same date, we also had 17 POPs for dial-up access. The number of POPs for dial-up access include one POP that can be accessed from anywhere in Japan with the minimum local telephone charge.
     Many of our POPs are located in, or in close physical proximity to, “carrier hotels”. Carrier hotels are facilities where we and other major carriers and ISPs have POPs. These are mainly located at facilities of various carriers in Japan like NTT Communications, KDDI Corporation (“KDDI”) and Japan Telecom Co., Ltd. We lease the physical space from these carriers or use such space under other arrangements with terms ranging from one to two years and terminable by either party on three to six months’ notice. We maintain our routers and other networking equipment at these POPs. Our POPs are in, or in close proximity to, the same buildings in which the switches and routers of these carriers and ISPs are located enabling quick and easy interconnection of our equipment with theirs.
     Internet Data Centers. We operate twelve Internet data centers which we use to offer our value-added data center services, three in Tokyo, two in Yokohama, and one each in Osaka, Sapporo, Sendai, Kawaguchi, Nagoya, Kyoto and Fukuoka. These data centers are specifically designed for application hosting, co-location services and high capacity access to our networks. All of these data centers are leased from NTT Communications, CRC Solutions Corp. and KDDI.
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
     Network operations center and technical and customer support. Our NOC in Tokyo operates 24 hours a day and seven days a week. From our NOC, we monitor the status of our network, the traffic on the network, the network equipment and components and many other aspects of our network including our customers’ dedicated access lines leased from carriers. From our NOC, we monitor our networks to ensure that we meet our commitments under our Service Level Agreements.
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
     The table below sets out our group companies, including our subsidiaries and principal equity method investees and our direct and indirect ownership of each of them as of July 7, 2006:

Proportion of ownership
Company Name	and voting interest
IIJ Technology Inc.	72.1%
IIJ America Inc.	97.6%
Net Care, Inc.	59.3%
IIJ Financial Systems Inc.	72.1%
Internet Multifeed Co.	29.4%
atom Co., Ltd.	40.0%
Internet Revolution Inc.	30.0%
IIJ Technology Inc.
     IIJ Technology Inc. (“IIJ-Tech”) is an important element in our provision of total network solutions to our customers. IIJ-Tech is incorporated under the laws of Japan. IIJ-Tech provides comprehensive network systems integration and consulting services, focusing on design, operation, and consulting for corporate networks (LANs, enterprise networks, Intranets) and their security systems. IIJ-Tech assists customers in creating private IP networks, such as Intranets or virtual private networks, that securely isolate internal network traffic from public Internet traffic and provide each site on the private IP network access to other sites as well as to the Internet. IIJ-Tech can integrate an organization’s multiple sites in different locations in Japan.
     On April 27, 2004, IIJ-Tech completed a private placement of 10,000 shares of common stock to us and other shareholders for an approximate aggregate amount of ¥1,000 million. We accepted most of the placement. Our ownership increased from 64.1% to 69.0% during the fiscal year ended March 31, 2005.
     In October 2005, IIJ-Tech issued 1,235 new shares of common stock to IIJ Media Communications Inc. (“IIJ-MC”) when a portion of IIJ-MC’s business was transferred to IIJ-Tech As IIJ-MC was merged into us, the new shares of IIJ-Tech were succeeded to us and our ownership increased from 69.0% to 72.1%.
     IIJ-Tech had sales of approximately ¥18,441 million for the fiscal year ended March 31, 2006. As of March 31, 2006, IIJ-Tech had 214 full-time employees, and 32 were seconded from us.
IIJ America Inc.
     IIJ America Inc. (“IIJ-A”) is a U.S.-based ISP, catering mostly to U.S.-based operations of Japanese companies. IIJ-A is incorporated under the laws of the state of California.
     IIJ-A had revenues of $9,371 thousand for the fiscal year ended December 31, 2005. As of March 31, 2006, IIJ-A had 22 employees, 4 of whom were seconded from us.
Net Care, Inc.
     Net Care, Inc. (“Net Care”) provides a broad array of support services, from monitoring and troubleshooting to network operations and an end-user help desk.

     On April 27, 2006, our board of directors approved purchase of 450 shares of Net Care from its minority shareholders. We purchased the shares on April 28, 2006. As a result, our ownership increased from 57.0% to 59.3%.
     Net Care had sales of approximately ¥2,367 million for the fiscal year ended March 31, 2006. As of March 31, 2006, Net Care had 165 employees, 12 of whom were seconded from us.
IIJ Financial Systems Inc.
     IIJ Financial Systems Inc. (“IIJ-FS”) is a company wholly owned by IIJ-Tech, whose business was acquired from Yamatane Co., Ltd. in October 2004. IIJ-FS provides integration and operation of security systems.
     IIJ-FS had revenues of ¥2,624 million for the fiscal year ended March 31, 2006. As of March 31, 2006, IIJ-FS had 73 employees.
Internet Multifeed Co.
     Internet Multifeed Co. (“Multifeed”) provides location and facilities for directly connecting high-speed Internet backbones with content servers to make distribution on the Internet more efficient. Multifeed is incorporated under the laws of Japan. Its technology was developed jointly with the NTT Group. Multifeed launched new IX (Internet eXchange — where major ISPs exchange network traffic) services named JPNAP in Tokyo in May 2001 and expanded the service to Osaka in December 2001.
     Multifeed had sales of approximately ¥2,376 million for the fiscal year ended March 31, 2006. As of March 2006, Multifeed had 23 full-time employees, and 4 employees were seconded from us.
atom Co., Ltd.
     atom Co., Ltd. (“atom”), which is incorporated under the laws of Japan, is primarily a web-page design company that aims to define new forms of design work using digital technology in all network-based aspects of design from content production to graphic design.
     atom had sales of approximately ¥797 million for the fiscal year ended March 31, 2006. As of March 31, 2006, atom had 65 employees, 1 of whom was seconded from us.
Internet Revolution Inc.
     On February 1, 2006, we and Konami Corporation established a joint venture company, Internet Revolution Inc. (“i-revo”) to operate comprehensive sites. We invested ¥750,000 thousand in i-revo and owned 30% ownership as March 31, 2006. We account i-revo as an equity method investee in our consolidated financial statements.
     i-revo had sales of approximately ¥3 million for the fiscal year ended March 31, 2006. As of March 31, 2006, i-revo had 34 employees, 10 of whom was seconded from us.
Capital Expenditures
     The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three years.

	For the fiscal year ended March 31,
	2004	2005	2006
	(millions of yen)
Capital expenditures, including acquisition of assets by entering into capital leases	¥3,523	¥5,011	¥4,762
     Our future capital expenditures are difficult to predict given the rapid changes and uncertainties in our business environment. Most of our capital expenditures relate to the expansion and improvement of our existing network, including the installation of the routers and servers necessary to offer services on our network.
     We have not made any material divestitures in the current or past three fiscal years. We recorded losses on disposal of property and equipment of ¥110 million, ¥144 million and ¥119 million for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. The losses for the fiscal years ended March 31, 2004 and 2005 were mainly due to disposal of back-office systems and telephone rights. The loss for the fiscal year ended March 31, 2006 was mainly due to disposal of software, such as for back-office systems.
Seasonality
     See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues, including related equipment sales revenues”.
Sales and Marketing
     Our sales headquarters are in Tokyo. We also have branches in Osaka, Nagoya, Sapporo, Sendai, Toyota, Toyama, Hiroshima, Fukuoka and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2006, we had approximately 200 people working in sales and marketing.
     We organize our sales personnel into four distinct, separate divisions, Product and Marketing, Operation Management Coordination Division and Strategic Sales. In addition, we have nine branch offices.
     Sales Divisions consists of the following:
•	Three of Divisions focus on our total network solutions and work with large corporate clients, including telecommunications carriers and ISPs, financial institutions, manufacturers, government institutions, universities and other schools, or focus on the expansion of sales agents for our services and network equipment. In order to provide total network solutions, personnel in our sales divisions work closely with other IIJ Group companies such as IIJ-Tech as well as with other important service providers.

•	One Division focuses on total network solutions and works with governmental institutions.
     Our Product and Marketing mainly makes and conducts promotion plans on our products and services. Operation Management Coordination Division handles administrative issues. Strategic Sales is responsible for the planning and management on the sales figures, processes and other information.

Customers
     We have approximately 6,500 business and other institutional customers and approximately 630,000 individual subscribers, which includes individuals subscribing to OEM services, as of March 31, 2006. Our main customers continue to be major corporations, including ISPs.
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
     Our research and development expenses averaged less than 1.0% of total revenues for the past three consecutive years. For the fiscal years ended March 31, 2006, 2005 and 2004, our research and development expenses were ¥158 million, ¥199 million and ¥358 million, respectively, most of which was personnel expense. The level of research and development expenditures is low in relation to our total costs primarily because we do not engage in extensive research and development of new technologies and products that require large investments. Rather, as noted above and as set forth in more detail below, we are intensively engaged in research and development related to our ongoing business. We focus on monitoring developments in the industry and in developing new and innovative services and applications by using and modifying existing technologies and products.
     As of March 31, 2006, we had approximately 100 people working in our research and development organization, including the staff in IIJ Research Laboratory. Our research and development staff works very closely with our sales and marketing personnel and technical engineers to ensure that our research and development efforts are closely aligned with the demands of our customers.
Research and Development Organization
     We have organized our research and development staff to promptly and effectively address the rapidly changing technological environment of the Internet. Research and development on practical applications of new and developing technologies is the responsibility of the Applied Research and Development Department.
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
     Applied Research and Development Department. Applied Research and Development Department engages in the research and development of technologies to be applied to our services and solutions, collects information on, evaluates on the new technology and conducts business expansion based on the technology IIJ Research Laboratory developed.

Research and Development Strategy
     Our primary research and development objective is to continue to develop innovative services, applications and products that will meet the current and future demands of our customers and that will continue to be at the forefront of the Internet industry in Japan. In furtherance of this objective, our research and development efforts currently are focused on a variety of projects, including:
•	continued improvement of our SEIL router and SEIL Management Framework, systems which we developed specifically to be integrated into IIJ’s network-related services,

•	research relating to the methodology of configuration of routers and other servers,

•	research relating to behavior of Internet routing systems,

•	software development for management of border gateway protocol, or BGP, which is protocol that allows routers to exchange routing information on the TCP/IP network,

•	research for Internet traffic monitoring and management,

•	development of software and evaluation of hardware relating to improving the operations of routers located on our customers’ premises, and

•	research and development of IPSec, which is a secure version of IP that provides secure communication channels over the Internet.
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

Trademarks
     We have applied for trademark registrations of our corporate name, “Internet Initiative Japan Inc.” and certain other corporate and product names in Japan, the United States and certain European countries. As of July 7, 2006, 35 registrations have been granted, with 6 pending applications.
Patents
     We have applied for patent registrations in relation to our technology in Japan and the United States. As of July 5, 2006, 4 registrations have been granted, with 6 pending applications. The latest acquired patent is for centralized network management system originally developed by us and is implemented in one of our competitive services, SMF (SEIL Management Framework).
Legal Proceedings
     We are involved in normal claims and other legal proceedings in the ordinary course of business. Except as noted below, we are not involved in any litigation or other legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on us or our operations.
     In December 2001, a class action complaint alleging violations of the federal securities laws was filed against us in the United States District Court for the Southern District of New York, naming as defendants IIJ; Koichi Suzuki, our President, Chief Executive Officer and Representative Director; Yasuhiro Nishi, our former Director, Chief Financial Officer and Chief Accounting Officer; and the Goldman Sachs Group Inc. and Morgan Stanley (formerly, Morgan Stanley Dean Witter, Inc.), both of which served as underwriters of our initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998, and all such actions have been included in a single coordinated proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002. The amended complaint alleges, among other things, that the underwriters of our initial public offering (i) entered into certain alleged compensation arrangements with the underwriters’ clients, such as undisclosed commissions or tie-in agreements to purchase stock in the after-market, and (ii) engaged in manipulative practices to artificially inflate the price of our stock in the after-market subsequent to the initial public offering. The IIJ defendants are named in the amended complaint pursuant to Sections 11 and 15 of the Securities Act of 1933, as amended, and Sections 10(b) and 20(a), and Rule 10b-5 of the Securities Exchange Act of 1934, as amended, on the basis of an alleged failure to disclose the underwriters’ alleged misconduct. The complaint seeks unspecified damages. On July 15, 2002, we joined in an ‘omnibus’ motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. In June 2003, we approved a settlement with the plaintiffs in this matter.
     We, along with the settling issuer defendants, filed a motion seeking the court’s preliminary approval of the settlement. The court granted preliminary approval of the settlement on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. A settlement fairness hearing took place on April 24, 2006. If the court determines that the settlement is fair to the class members, the settlement will be approved.
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
Regulation of the Telecommunications Industry in Japan
     The Ministry of Internal Affairs and Communications (“MIC”) regulates the Japanese telecommunications industry. Carriers, including us, are regulated by the MIC primarily under the Telecommunications Business Law.
The Telecommunications Business Law
     The Telecommunications Business Law, which became effective in 1985, was established for the purpose of privatization and deregulation in telecommunications business. After several amendments, the Telecommunications Business Law was considerably amended in July 2003. The amendments to the Telecommunications Business Law, which came into force on April 1, 2004, include, among other things:
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

Item 4A. Unresolved Staff Comments
     None.
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
     Our primary sources of revenues are connectivity services, value-added services, systems integration and equipment sales. Connectivity services consist of dedicated Internet-access services and dial-up Internet-access services. For value-added services, we provide services such as network security services, mail and web server hosting services, managed router services and Internet data center services. For systems integration, we provide systems development and integration for business-to-business and business-to-consumer-networks, and outsourcing projects. For equipment sales, we provide equipment as part of our provision of total network. Substantially all of our revenues are from our customers in Japan, and we are the main point of contact for customers for these various services.
     Total revenues were ¥38.8 billion, ¥41.7 billion and ¥49.8 billion for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. The increases in revenues for each of the two years ended March 31, 2006 as compared to the previous fiscal years mainly reflect an increase in value-added services and systems integration revenues.
     Operating income for the fiscal year ended March 31, 2006 was ¥2.4 billion, an improvement from operating income of ¥1.2 billion for the fiscal year ended March 31, 2005 and operating loss of ¥1.4 billion in the fiscal year ended March 31, 2004. The improvement compared to the previous year is mainly due to an increase in relatively higher-margin value-added services and systems integration.
     Net income for the fiscal year ended March 31, 2006 was ¥4.8 billion, an improvement from net income of ¥2.9 billion for the fiscal year ended March 31, 2005, and a net loss of ¥2.3 billion for the year ended March 31, 2004. The improvement in net income is mainly due to an increase in operating income and an increase in gains from the sale of available-for-sale securities.
     We have also generated cash in the last three fiscal years from sales of equity. On June 26 and September 16, 2003, we completed private placements of a total of 15,880 shares of our common stock to investors in Japan for an aggregate amount of ¥13.3 billion for working capital and repayment of our outstanding 1.75% convertible notes due on March 31, 2005. As a result of these transactions, the total number of our issued shares of common stock increased to 38,360 and the Nippon Telegraph and Telephone (“NTT”) Group’s total shareholding increased to 31.6%. On March 31, 2005, we redeemed the remainder of our 1.75% convertible notes due March 2005 using our cash and cash equivalents as well as available-for-sale securities.
     On December 2, 2005, we listed on the Mothers market of the Tokyo Stock Exchange (“TSE”). In connection with the listing, we issued 12,500 new shares of common stock for an amount of ¥6.0 billion. As we conducted a 1 to 5 stock split on October 11, 2005, the total number of our issued shares of common stock increased to 204,300.
     In order to provide our customers with total network solutions, we provide our services directly or by working together with the subsidiaries and affiliates of IIJ Group. We refer to our subsidiaries and certain affiliates as our group companies, and we have invested heavily in and exercise significant influence over these companies. We consolidate the results of operations of four subsidiaries included among our group companies — IIJ Technology Inc. (“IIJ-Tech”), IIJ America Inc. (“IIJ-A”), Net Care, Inc. (“Net Care”) and IIJ Financial Systems Inc. We account for our investments in the affiliated companies by the equity method.
     There have been significant changes in the scope of our consolidated subsidiaries and equity method affiliates in the last three fiscal years. On August 20, 2003, Crosswave Communications Inc. (“Crosswave”), our former equity method investee, filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan and accordingly, we no longer had the ability to exercise significant influence over the operating and financial policies of Crosswave thereafter. For the fiscal year ended March 31, 2003, we wrote off our equity method investment as well as a ¥5.0 billion security deposit advanced to Crosswave in connection with financing provided by four Japanese commercial banks. In December 2003, Crosswave transferred its business operations to NTT Communications Corporation. We further wrote off ¥1.7 billion of outstanding loans extended to Crosswave and ¥0.4 billion of accounts receivable owned to us by Crosswave in the fiscal year ended March 31, 2004.
     On October 1, 2005, IIJ Media Communications Inc. (“IIJ-MC”), our former consolidated subsidiary, was merged into us after a portion of IIJ-MC’s business was transferred to IIJ-Tech, our consolidated subsidiary. Asia Internet Holding Co., Ltd. (“AIH”), our former equity method investee, became our wholly owned consolidated subsidiary, and was merged into us on October 1, 2005. In each of the mergers, we were the surviving company.
     On February 1, 2006, we established a joint venture company, Internet Revolution Inc. (“i-revo”), with Konami Corporation, with the purpose of operating comprehensive portal sites. We invested ¥750 million and hold 30.0% of the company. i-revo is an equity method investee.
     For a discussion of factors affecting our future financial results, see “Item. 5.D. Trend Information”.

     Results of Operations
     As an aid to understanding our operating results, the following tables show items from our statement of operations for the periods indicated in millions of yen amounts (or thousands of U.S. dollars) and as a percentage of total revenues.

	Fiscal year ended March 31,
	2004		2005		2006
	(millions of yen except for percentage data)						(thousands of
							U.S.
							dollars)
REVENUES:
Connectivity and value-added services revenues:
Dedicated access	¥12,862	33.2%	¥11,373	27.3%	¥10,625	21.3%	$90,443
Dial-up access	3,088	8.0	2,937	7.0	2,674	5.4	22,760
Value-added	4,296	11.1	5,005	12.0	6,250	12.5	53,200
Other	2,118	5.4	3,169	7.6	3,674	7.4	31,272

Total connectivity and value-added services	22,364	57.7	22,484	53.9	23,223	46.6	197,675
Systems integration, including related equipment sales	11,848	30.5	15,854	38.0	23,505	47.2	200,072
Equipment sales	4,567	11.8	3,365	8.1	3,085	6.2	26,262

Total revenues	38,779	100.0	41,703	100.0	49,813	100.0	424,009

COST AND EXPENSES:
Cost of connectivity and value-added services:
Backbone cost	4,720	12.2	3,551	8.5	3,516	7.0	29,931
Local access line cost	3,500	9.0	4,040	9.7	4,558	9.2	38,801
Other connectivity cost	1,422	3.7	1,361	3.3	815	1.6	6,941
Depreciation and amortization	3,135	8.1	2,938	7.0	2,721	5.5	23,160
Other	7,270	18.7	7,594	18.2	8,468	17.0	72,073

Total cost of connectivity and value-added services	20,047	51.7	19,484	46.7	20,078	40.3	170,906

Cost of systems integration, including related equipment sales:
Cost of equipment sales related to systems integration	1,546	4.0	1,759	4.2	3,591	7.2	30,568
Other	8,306	21.4	10,441	25.0	14,529	29.2	123,675

Total cost of systems integration	9,852	25.4	12,200	29.2	18,120	36.4	154,243
Cost of equipment sales	4,346	11.2	3,111	7.5	2,818	5.7	23,987

Total cost of revenues	34,245	88.3	34,795	83.4	41,016	82.4	349,136
Sales and marketing	3,528	9.1	2,795	6.7	3,080	6.2	26,213
General and administrative	2,098	5.4	2,666	6.4	3,147	6.3	26,790
Research and development	358	0.9	199	0.5	158	0.3	1,346

Total cost and expenses	40,229	103.7	40,455	97.0	47,401	95.2	403,485

OPERATING INCOME (LOSS)	(1,450)	(3.7)	1,248	3.0	2,411	4.8	20,524

OTHER INCOME (EXPENSES):
Interest income	38	0.1	13	0.0	13	0.0	111
Interest expense	(702)	(1.9)	(686)	(1.6)	(437)	(0.9)	(3,723)
Foreign exchange gains (losses)	(7)	(0.0)	6	0.0	3	0.0	30
Net gain on other investments	1,413	3.7	2,439	5.9	3,198	6.5	27,219
Other — net	240	0.6	128	0.3	191	0.4	1,622

Other income — net	982	2.5	1,900	4.6	2,967	6.0	25,259
INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAX EXPENSE, MINORITY INTERESTS AND EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES	(468)	(1.2)	3,148	7.6	5,379	10.8	45,783

	Fiscal year ended March 31,
	2004		2005		2006
	(millions of yen except for percentage data)						(thousands of
							U.S.
							dollars)
INCOME TAX EXPENSE	¥33	0.1%	¥100	0.2%	¥257	0.5%	$2,191
MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES	236	0.6	(109)	(0.3)	(354)	(0.7)	(3,012)
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES:
Equity method net loss	(286)	(0.8)	(33)	(0.1)	(14)	(0.0)	(117)
Impairment loss on advance to Crosswave	(1,720)	(4.4)	—	—	—	—	—

Total equity in net loss of equity method investees	(2,006)	(5.2)	(33)	(0.1)	(14)	(0.0)	(117)

NET INCOME (LOSS)	¥(2,271)	(5.9)%	¥2,906	7.0%	¥4,754	9.6%	$40,463

Year Ended March 31, 2006 Compared to the Year Ended March 31, 2005
Total revenues
     Our total revenues increased 19.4% to ¥49.8 billion for the fiscal year ended March 31, 2006 from ¥41.7 billion for the previous fiscal year. These increases were primarily due to an increase in value-added services and systems integration revenues.
     Connectivity and value-added services revenues. Revenues from connectivity services and value-added services, which comprise our dedicated access, dial-up access, value-added services and other services, increased 3.3% to ¥23.2 billion for the fiscal year ended March 31, 2006 from ¥22.5 billion for the previous fiscal year.
•	Dedicated access. Revenues from dedicated access services decreased 6.6% to ¥10.6 billion for the fiscal year ended March 31, 2006 from ¥11.4 billion for the previous fiscal year. This decrease reflected a decrease of revenues of ¥468 million from the interconnection of IIJ’s network with AIH, our former equity method investee, which resulted from the consolidation of AIH’s revenues following the merger of AIH into IIJ. The decrease is also due to the decline in unit price per bandwidth.

•	Dial-up access. Revenues from dial-up access services decreased 9.0% to ¥2.7 billion for the fiscal year ended March 31, 2006 from ¥2.9 billion for the previous fiscal year. This decrease was primarily the result of declining revenues from services for individuals such as IIJ4U Service. The revenues from IIJ4U decreased by ¥0.1 billion from the previous fiscal year.

•	Value-added services. Our value-added services revenues increased 24.9% to ¥6.2 billion for the fiscal year ended March 31, 2006 from ¥5.0 billion for the previous fiscal year. This increase was mainly due to a steady increase in revenues from solutions such as data center services, security and e-mail related outsourcing services and network related solutions such as SEIL and SEIL Management Framework, along with projects to connect customers’ multiple operational sites. The steady increase is affected by an increase in demand for outsourcing services by corporate customers.

•	Other. Other revenues, which included rental fees for network equipment, customer support service, and sale of Wide-area Ethernet services, amounted to ¥3.7 billion for the fiscal year ended March 31, 2006, a 15.9% increase from the previous fiscal year. The increase was mainly due to a continuous increase in sales of Wide-area Ethernet services which increased by 43.8% compared to the previous fiscal year.
     Systems integration revenues. Our revenues from systems integration, which include equipment sales related to systems integration, increased 48.3% to ¥23.5 billion for the fiscal year ended March 31, 2006 from ¥15.9 billion for the previous fiscal year. The increase was mainly due to a significant increase in one-time revenues from the design and construction of large-scale network systems for corporate customers and a continuous increase in recurring revenues from the operation and maintenance of the systems.
     Equipment sales. Our equipment sales decreased 8.3% to ¥3.1 billion for the fiscal year ended March 31, 2006 from ¥3.4 billion for the previous fiscal year.
Total cost of revenues
     Total cost of revenues increased 17.9% to ¥41.0 billion for the fiscal year ended March 31, 2006 from ¥34.8 billion for the previous fiscal year. The increase was mainly because cost of systems integration revenues increased corresponding with the significant increase in systems integration revenues, while the cost of connectivity and value-added services revenues slightly increased compared to the previous fiscal year.
     Cost of connectivity and value-added services revenues. Cost of connectivity and value-added services revenues increased 3.0% to ¥20.1 billion for the fiscal year ended March 31, 2006 from ¥19.5 billion for the previous fiscal year. The gross margin in connectivity and value-added services revenues increased to 13.5% for the fiscal year ended March 31, 2006 from 13.3% for the previous fiscal year. This increase is mainly a result of an increase in revenues from relatively higher-margin value-added services and a decrease in backbone costs. Local access line costs increased due to steady revenue growth in Wide-area Ethernet services. Backbone costs decreased 1.0% to ¥3.5 billion for the fiscal year ended March 31, 2006 from ¥3.6 billion for the previous fiscal year. Local access line costs increased 12.8% to ¥4.6 billion from ¥4.0 billion for the previous fiscal year.
     Cost of systems integration revenues. Our cost of systems integration revenues increased 48.5% to ¥18.1 billion for the fiscal year ended March 31, 2006 from ¥12.2 billion for the previous fiscal year. The gross margin in systems integration revenues was 22.9% for the fiscal year ended March 31, 2006, compared to 23.0% for the previous fiscal year. Revenues from the construction of large-scale network systems, that has a lower-margin compared to systems operation and maintenance increased.
     Cost of equipment sales. Our cost of equipment sales decreased 9.4% to ¥2.8 billion for the fiscal year ended March 31, 2006 from ¥3.1 billion for the previous fiscal year. The gross margin in equipment sales increased to 8.7% for the fiscal year ended March 31, 2006 from 7.5% for the previous fiscal year.
Total costs and expenses
     Total costs and expenses, which includes total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased 17.2% to ¥47.4 billion for the fiscal year ended March 31, 2006 from ¥40.5 billion for the previous fiscal year. The increase in total costs and expenses was primarily a result of an increase in the cost of systems integration, sales and marketing expenses and general and administrative expenses.
     Sales and marketing. Sales and marketing expenses increased 10.2% to ¥3.1 billion for the fiscal year ended March 31, 2006 from ¥2.8 billion for the previous fiscal year. The increase was mainly due to an increase in advertising expenses, personnel expenses and outsourcing expenses that increased along with the business expansion.

     General and administrative. General and administrative expenses increased 18.1% to ¥3.1 billion for the fiscal year ended March 31, 2006 from ¥2.7 billion for the previous fiscal year. The increase was mainly due to increases in personnel expenses and rent expenses. The increase in rent expenses is mainly due to an expansion of the office for the administrative section, necessitated by an enhancement of administrative function.
     Research and development. Research and development expenses decreased 20.5% to ¥158 million for the fiscal year ended March 31, 2006 from ¥199 million for the previous fiscal year. The decrease is primarily due to reduced development expenses relating to SEIL Series.
Operating income
     As a result of the foregoing factors, operating income increased 93.3% to ¥2.4 billion for the fiscal year ended March 31, 2006 from ¥1.2 billion for the previous fiscal year.
Other income (expenses), net
     Net other income of ¥3.0 billion was recorded for the fiscal year ended March 31, 2006 compared to ¥1.9 billion for the previous fiscal year.
     Interest income. Interest income was ¥13 million for the fiscal year ended March 31, 2006, almost flat compared to ¥13 million for the previous fiscal year.
     Interest expense. Interest expense, comprised of interest expense in respect of bank borrowings, convertible notes and capital lease obligations, amounted to ¥437 million for the fiscal year ended March 31, 2006 compared to ¥686 million for the previous fiscal year. Interest expense decreased due to an absence of interest payment related to the convertible notes that we redeemed in March 2005.
     Foreign exchange gains (losses). Foreign exchange gain amounted to ¥3 million for the fiscal year ended March 2006 compared to gain of ¥6 million for the previous year.
     Net gain on other investments. For the fiscal year ended March 31, 2006, we recorded gain on other investments of ¥3.2 billion, which included gains of ¥3.2 billion generated by the sale of certain available-for-sale securities, compared to gains of ¥2.4 billion for the previous year.
     Other-net. For the fiscal year ended March 31, 2006, we recorded other income of ¥191 million, most of which is dividend income of ¥120 million for the fiscal year ended March 31, 2006, compared to income of ¥128 million for the previous year.
Income from operations before income tax expense, minority interests and equity in net loss of equity method investees
     We recorded income from operations before income tax expense, minority interests and equity in net loss of equity method investees of ¥5.4 billion for the fiscal year ended March 31, 2006 compared to income from operations before income tax expense, minority interests and equity in net loss of equity method investees of ¥3.1 billion for the fiscal year ended March 31, 2005. The improvement primarily reflects the increase in operating income and the increase of gain from the sale of available-for-sale securities.
Income tax expense
For the fiscal year ended March 31, 2006, we recorded an income tax expense of ¥257 million compared to an income tax expense of ¥100 million for the previous fiscal year. The income tax expense for the fiscal year ended March 31, 2006 increased mainly due to the reserve for tax contingencies related to the usage of tax operating loss carryforwards by IIJ-A and income taxes payable related to taxable income of our consolidated subsidiaries.
Minority interests in earnings of subsidiaries
     Minority interests in earnings of subsidiaries increased by ¥245 million to ¥354 million for the fiscal year ended March 31, 2006. Earnings of subsidiaries increased mainly due to improved performance of IIJ-Tech and Net Care.
Equity in net loss of equity method investees
     Equity method net loss decreased to ¥14 million for the fiscal year ended March 31, 2006 from ¥33 million for the previous fiscal year. Although equity method net income was recorded in Internet Multifeed Co., equity method net loss was recorded in our new equity method investee, i-revo.
Net income
     Net income for the fiscal year ended March 31, 2006 was ¥4.8 billion compared with ¥2.9 billion for the previous fiscal year. The improvement primarily reflects the increase in operating income and the increase of gain from the sale of available-for-sale securities.
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
     Research and development. Research and development expenses decreased 44.4% to ¥199 million for the fiscal year ended March 31, 2005 from ¥358 million for the previous fiscal year. The decrease is primarily due to reduced development expenses relating to IPv6 technology and our originally developed network equipment, SEIL Series.
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
Minority interests in (earnings) losses of subsidiaries
     Minority interests in earnings of subsidiaries increased by ¥345 million to ¥109 million for the fiscal year ended March 31, 2005. Earnings of subsidiaries increased mainly due to improved performance of IIJ-Tech.
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
Useful lives of property and equipment
     Property and equipment, net recorded on our balance sheet was ¥10,299 million at March 31, 2006, representing 20.3% of our total assets. The values of our property and equipment, including purchased software and property and equipment under capital leases, are recorded in our financial statements at acquisition cost, and are depreciated or amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Our total depreciation and amortization expenses for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥3,909 million, ¥4,109 million and ¥4,207 million, respectively.
     We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives at March 31, 2006, were as follows:

Item	Useful Lives
Data communications, office and other equipment	2 to 15 years
Leasehold improvements	3 to 15 years
Purchased software	5 years
Capitalized leases	4 to 7 years
     If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥110 million, ¥144 million and ¥119 million, respectively. The loss on disposal of property and equipment for the fiscal year ended March 31, 2005 was mainly related to the relocation of branch offices and disposal of telephone rights as a result of a decrease in revenues from dial-up access services. The loss on disposal of property and equipment for the fiscal year ended March 31, 2006 was mainly related to disposal of software, such as back-office systems.

     A one-year change in the useful life of these assets would have increased or decreased depreciation expense by approximately ¥1.4 billion and ¥0.9 billion, respectively.
     Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating cost and expenses.
     We determined the useful lives of customer relationship intangible assets recognized during the fiscal year ended March 31, 2006 as indefinite.
Impairment of long-lived assets
     Long-lived assets consist primarily of property and equipment, including capitalized leases, and goodwill and intangible assets. We perform an impairment review for our long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This analysis is separate from our analysis of the useful lives of our assets, but it is affected by some similar factors. Factors that we consider important which could trigger an impairment review include, but are not limited to, the impact of the following trends or conditions:
•	significant decline in the market value of an asset,

•	current period operating cash flow loss,

•	introduction of competing technologies or services,

•	significant underperformance of expected or historical cash flows,

•	significant or continuing decline in subscribers,

•	changes in the manner or use of an asset,

•	disruptions in the use of network equipment under capital lease arrangements, and

•	other negative industry or economic trends.
     When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We estimate the sum of expected undiscounted future cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the sum of the expected undiscounted future net cash flows is less than the carrying value of the assets, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or shorter than those projected by management, resulting in reduced cash flows, additional impairment charges for assets not previously written-off may be required. There was no impairment loss for long-lived assets for the fiscal years ended March 31, 2004 and 2006. An impairment loss of ¥26 million on telephone rights was recorded for the fiscal year ended March 31, 2005 because NTT reduced the price of telephone rights by 50 percent after March 1, 2005. There was no impairment loss for long-lived assets, including goodwill and intangible assets other than the telephone rights above, for the fiscal year ended March 31, 2005.

Allowance for doubtful accounts and uncollectible contractual prepayments
     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. At March 31, 2005 and 2006, we maintained allowances for doubtful accounts of ¥449 million and ¥114 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. For the fiscal year ended March 31, 2006, the reversal of allowance of ¥0.1 million was recorded reflecting the increase in market price of securities held in pledge for our advance to i-Heart, Inc.
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
Valuation of investments
     Our investment in securities is significant, and the valuation of such investments, requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As at March 31, 2006, we had investments in securities classified as other investments in the amount of ¥8,021 million. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:
•	the length of time and the extent to which the market value has been less than cost,

•	the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment, and

•	our intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. If a decline in value occurs and is deemed to be other-than-temporary, an impairment loss will be recorded to write-down the carrying value of the investment to fair value. If, after taking into account these considerations, the decline is judged to be other than temporary, the cost basis of the individual security is written down to a new cost basis and the amount of the write-down is accounted for as a realized loss.
     Our unrealized loss on an investment in marketable equity security relates to a U.S. telecommunication equipment supplier. The fair value of the investment is approximately 3% less than its cost. The duration of the unrealized loss position was less than 6 months. Based on our ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, we do not consider the investment to be other-than-temporary impaired at March 31, 2006.
     Losses on write-down of investments in certain nonmarketable securities included in other income were ¥230 million and ¥30 million for the years ended March 31, 2004 and 2006, respectively. Losses on write-down of investments in certain marketable and nonmarketable securities included in other income were recognized to reflect the declines in value considered to be other than temporary, totaled ¥34 million and ¥118 million, respectively, for the year ended March 31, 2005.
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
Pension benefits costs
     Employee pension benefit costs and obligations are dependent on certain assumptions including discount rate, retirement rate and rate of increase in compensation levels, which are based upon current statistical data, as well as expected long-term rate of return on plan assets and other factors. Specifically, the discount rate and expected long-term rate of return on assets are two critical assumptions in the determination of periodic pension cost and pension liabilities. Assumptions are evaluated at least annually and when events occur or circumstances change which could have a significant effect on these critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods. Therefore, actual results generally affect recognized expenses and the recorded obligations for pensions in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension obligations and future expenses.
     We used a discount rate of 2.0% for the pension plan as of March 31, 2006. The discount rate was determined by using the market yield of Japanese Government Bonds with a term matched against the average remaining service period of employees.
     We used an expected long-term rate of return on pension plan assets of 2.1% as of March 31, 2006. To determine the expected long-term rate of return on pension plan assets, we consider a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company. The actual return on pension plan for the year ended March 31, 2006 was 7.9%.
     The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plan as of March 31, 2006.

Change in Assumption	Pre-Tax PBO	Pension Expense	Equity (Net of Tax)

	(millions of yen)
50 basis point increase/decrease in discount rate	(115)/129	(20)/24	12/	(14)
50 basis point increase/decrease in expected return on assets	—	—/5	—/	(3)
New Accounting Standards
     In December 2004, the FASB issued revised SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123R”) which replaces the existing SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R requires compensation expense for stock options and other share-based payment to be measured and recorded based on the instruments’ fair value. SFAS No. 123R is effective for the fiscal period beginning after June 15, 2005. The Company will adopt SFAS No. 123R and the related FASB Staff Positions (“FSP”) on April 1, 2006 by using modified prospective application, which requires recognizing expenses for options granted prior to the adoption date equal to the fair value of unvested amounts over the remaining vesting period. The portion of these options’ fair value attributable to vested awards prior to the adoption of SFAS No. 123R is never recognized. As all existing granted stock-based awards of the Company have vested, the adoption of

SFAS No. 123R will not have any impact on the Company’s consolidated financial position or results of operations.
     In November 2005, the FASB issued FSP No. 115-1 and No. 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” on the basis of the EITF’’s consensus on Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. FSP No. 115-1 and No. 124-1 addresses the determination as to when an investment is impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. FSP No. 115-1 and No. 124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP No. 115-1 and No. 124-1 is effective for reporting periods beginning after December 15, 2005. The adoption of FSP No. 115-1 and No. 124-1 did not have a material effect on the Company’s financial position or results of operations.
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
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-amendment of APB Opinion No. 29” (“SFAS No. 153”). The statement addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on the Company’s consolidated financial position or results of operations.
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections-a replacement of APB opinion No. 20 and SFAS No. 3” (“SFAS No. 154”). SFAS No. 154 requires that changes in accounting principle are retrospectively applied by applying the new accounting principle as of the beginning of the first period presented as if that principle had always been used, although APB opinion No. 20 required that changes in accounting principle are applied cumulatively in the period of change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
     In July 2005, the FASB issued FSP APB No.18-1, “Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence” (“FSP APB No. 18-1”). FSP APB No. 18-1 requires that an investor’s proportionate share of an investee’s equity adjustments for other comprehensive income is offset against the carrying value of the investment at the time significant influence is lost. FSP APB No. 18-1 is effective for reporting periods beginning after July 12, 2005. The adoption of FSP APB No. 18-1 did not have a material impact on the Company’s consolidated financial position or results of operations.
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

	For the fiscal year ended March 31,
	2004	2005	2006
	(millions of yen)
Capital expenditures, including acquisition of assets by entering into capital leases	¥3,523	¥5,011	¥4,762
     Most of our capital expenditures relate to the expansion and improvement of our existing network, including the installation of the routers and servers necessary to offer services on our network.
     We have not made any material divestitures in the current or past three fiscal years. We recorded a loss on disposal of property and equipment of ¥110 million, ¥144 million and ¥119 million for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. The loss for the fiscal year ended March 31, 2004 was mainly related to the relocation of headquarter. The loss for the fiscal year ended March 31, 2005 was mainly due to the relocation of branch offices and disposal of telephone rights. The loss for the fiscal year ended March 31, 2006 was mainly due to disposal of software, such as back-office systems.
     Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including our domestic and international backbone as well as local access lines that customers use to connect to IIJ’s network. The leases for our domestic backbone are generally either non-cancelable for a minimum one-year lease period or cancellable during a lease period of three years, with a significant penalty for cancellation (35 percent). The leases for our international backbone connectivity during one-year lease period are substantially non-cancelable. We also lease office premises and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2008 and also lease network operation centers under non-cancelable operating leases.
     Lease expenses related to backbone lines for the fiscal years ended March 31, 2004, 2005 and 2006, amounted to ¥4,720 million, ¥3,551 million and ¥3,516 million, respectively. Lease expenses for local access lines for the fiscal years ended March 31, 2004, 2005 and 2006, which are only attributable to dedicated access revenues, amounted to ¥3,500 million, ¥4,040 million and ¥4,558 million, respectively. Other lease expenses for the fiscal years ended March 31, 2004, 2005 and 2006, amounted to ¥3,787 million, ¥ 3,304 million and ¥3,654 million, respectively.
     We conduct our connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets at the execution of the capital lease agreements and accumulated depreciation amounted to ¥13,252 million and ¥6,336 million at March 31, 2005 and ¥14,459 million and ¥6,820 million at March 31, 2006.
     As of March 31, 2006, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payment due by period
	(millions of yen)
	Total
	contractual	Less than			More than
	amount	1 year	1 to 3 years	4 to 5 years	5 years
Connectivity lines operating leases	¥27	¥27	¥—	¥—	¥—
Other operating leases	2,839	1,377	1,317	90	55
Capital leases	8,489	3,262	4,314	877	36

Total minimum lease payments	¥11,355	¥4,666	¥5,631	¥967	¥91

(1)	See note 7 to the consolidated financial statements included in this annual report.
     Payments of principal and interest on outstanding borrowings. We require cash for payments of interest and principal on our outstanding borrowings.
     Short-term borrowings. As of March 31, 2006, our short-term borrowings consisted of bank overdrafts of ¥4.6 billion. The weighted average interest rate of our short-term borrowings was 1.375%. We decreased our short-term borrowings by ¥0.2 billion. We also had an unused balance of ¥3.2 billion in borrowings as of March 31, 2006 under our bank overdraft agreements.
     Long-term borrowings. As of March 31, 2006, we had ¥2.3 billion of outstanding long-term borrowings, including current portions, which consisted of: unsecured, variable-rate loans from banks of ¥0.3 billion with a weighted average interest rate of 2.206%; unsecured, fixed-rate loans from banks of ¥0.6 billion with a weighted average interest rate of 1.710%; unsecured, variable-rate loans from banks of ¥1.2 billion with a weighted average interest rate of 1.130% and secured, fixed-rate installment loan from a leasing company of ¥0.2 billion with an interest rate of 2.55%. We entered into interest rate swap contracts to manage our interest rate exposure resulting in a fixed interest rate for a portion of our long-term debt. The effective weighted average interest rate for ¥1.2 billion of the long-term loans outstanding at March 31, 2006 after giving effect to such swap agreements was 1.781%.
     Annual maturities of long-term borrowings outstanding as of March 31, 2006, were as follows:

Fiscal year ending		Thousands of
March 31	Millions of yen	U.S. dollars

2007	¥1,990	$16,939
2008	290	2,469
Total	¥2,280	$19,408

     Collateral for borrowings. Substantially all of our short-term and long-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the banks may require us to provide collateral or guarantees with respect to the borrowings. We did not provide banks with any collateral for outstanding loans as of March 31, 2006. Our primary banking relationships are with Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation. The banks are also shareholders and customers of ours. Our loans from a leasing company are secured by a first priority pledge against a claim for the guarantee deposits of ¥1.1 billion.
     Payable under securities loan agreement. Since August 2004, we have been a party to a securities loan agreement with a certain Japanese financial institution. The available-for-sale securities loaned to the financial institution were ¥1.2 billion, and the cash received in return was ¥1.0 billion as of March 31, 2006. These transactions were accounted for as secured borrowings and the cash received was recorded as payable under the securities loan agreement and securities lent were recorded as other investments. The agreement requires us to provide certain marketable securities as collateral at the commencement of the transaction. We are required to make a partial payment or receive additional borrowings depending on the market value of securities pledged. We paid the interest on the payables with a variable rate. The interest rate was 0.37 percent as of March 31, 2006.
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
Capital Resources
     We seek to manage our capital resources and liquidity to provide adequate funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions and from the issuance of convertible bonds, capital leases and issuances of equity securities. At March 31, 2006, we had cash of ¥13.7 billion and available-for-sale securities of ¥6.8 billion. We had ¥11.8 billion of unsecured 1.75% convertible notes due in March 2005 at March 31, 2004. At March 31, 2005, we fully redeemed the convertible notes. We expect that cash from operating activities, any proceeds from the sale of available-for-sale securities, our other sources of liquidity will be sufficient to meet our requirements through the year ending March 31, 2007.
     Short-term and long-term Borrowings. Short-term and long-term borrowings provide us with an important source for maintaining adequate level of working capital and acquisition of fixed assets. See — Payments of principal and interest on outstanding borrowings.
     Cash flows from operating activities. We generated ¥6.6 billion by operating activities for the year ended March 31, 2006. See — Cash Flows.
     Capital Leases. Capital leases also provide us with an important source of financing. See note 7 to our consolidated financial statements included in this annual report on Form 20-F.
     Issuances of Equity Securities. On June 26 and September 16, 2003, we completed private placements of a total of 15,880 shares of our common stock to investors in Japan for an aggregate amount of ¥13.3 billion for working capital and repayment of our outstanding 1.75% convertible notes due March 31, 2005. On December 2, 2005, we listed on the Mothers market of the TSE. In connection with the listing, we issued 12,500 new shares of common stock for an amount of ¥6.0 billion.
Cash Flows
     We had cash of ¥13.7 billion at March 31, 2006 compared to ¥5.3 billion at March 31, 2005.
     The following table presents information about our cash flows during the fiscal years ended March 31, 2004, 2005 and 2006:

	Fiscal year ended March 31,
	2004	2005	2006
	(millions of yen)
Net cash provided by operating activities	¥1,923	¥5,238	¥6,559
Net cash provided by (used in) investing activities	(852)	1,974	1,805
Net cash provided by (used in) financing activities	7,669	(14,212)	39
Effect of exchange rate changes on cash	(44)	2	38

Net increase (decrease) in cash and cash equivalent	8,696	(6,998)	8,441
Cash at beginning of the year	3,588	12,284	5,286

Cash at end of the year	¥12,284	¥5,286	¥13,727

Year Ended March 31, 2006 as Compared to the Year Ended March 31, 2005
     Net cash provided by operating activities was ¥6.6 billion for the fiscal year ended March 31, 2006 compared to ¥5.2 billion for the previous fiscal year. The increase of net cash provided by operating activities for the fiscal year ended March 31, 2006 consisted of an increase of ¥0.9 billion in net income from continuing operations adjusted for non-cash income and expenses such as depreciation and amortization, gains on other investments, and equity method net loss, and an increase of ¥0.4 billion changes in operating assets and liabilities (cash provided).This improvement in cash provided by operating activities mainly resulted from the increase in operating income before depreciation and amortization which was derived from an increase in revenues from value-added services and systems integration and the decrease in the backbone costs.
     Net cash provided by investing activities was ¥1.8 billion for the fiscal year ended March 31, 2006 compared to ¥2.0 billion provided by investing activities for the previous fiscal year. The decrease of net cash provided by investing activities for the fiscal year ended March 31, 2006 reflected primarily an increase of ¥0.3 billion in purchases of property and equipment, ¥0.7 billion in purchase of short-term and other investments, and ¥0.8 billion in investment in an equity method investee. The increase of cash used was partly offset by an increase of ¥0.6 billion in proceeds from sales and redemption of short-term and other investments, including certain available-for-sale securities and an increase of ¥0.5 billion in refund of guarantee deposits.
     Net cash provided by financing activities was ¥39 million for the fiscal year ended March 31, 2006 compared to ¥14.2 billion used in financing activities for the previous fiscal year. The increase of net cash provided by financing activities for the fiscal year ended March 31, 2006 primarily reflected a redemption of convertible notes of ¥11.1 billion that was recorded in the previous fiscal year, proceeds of ¥6.0 billion from the issuance of common stock along with our listing on the Mothers market of the TSE, and an increase of ¥2.4 billion in proceeds from security loan agreement. The increase was partly offset by an increase of ¥4.8 billion in repayments of securities loan agreement, a decrease of ¥1.3 billion in proceeds from issuance of long-term borrowings, and an increase of ¥1.1 billion in repayments of long-term borrowings.
Year Ended March 31, 2005 as Compared to the Year Ended March 31, 2004
     Net cash provided by operating activities was ¥5.2 billion for the fiscal year ended March 31, 2005 compared to ¥1.9 billion for the previous fiscal year. The increase of net cash provided by operating activities for the fiscal year ended March 31, 2005 consisted of an increase of ¥2.5 billion in net income from continuing operations adjusted for non-cash income and expenses such as depreciation and amortization, loss (gains) on other investments, and equity method net loss, and an increase of ¥0.8 billion changes in operating assets and liabilities (cash provided). This improvement in cash provided by operating activities mainly resulted from the increase in operating income before depreciation and amortization which was derived from the decrease in the cost of connectivity and value-added services such as international backbone costs and domestic backbone costs, and the improvement in profitability of systems integration. A decrease of approximately ¥1.2 billion in the payment of international and domestic backbone cost was attributable to a decline in their unit price and a decrease in backbone lines resulting from the integrations of some network operation centers.
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
     Net cash used in financing activities was ¥14.2 billion for the fiscal year ended March 31, 2005 compared to ¥7.7 billion provided by financing activities for the previous fiscal year. Net cash used in financing activities for the fiscal year ended March 31, 2005 included repurchase and redemption of convertible notes of ¥11.8 billion. Net cash used in financing slightly offset by ¥1.7 billion in cash provided by financing activities raised through a securities loan agreement with a Japanese financial institution. Net cash provided by financing activities for the fiscal year ended March 31, 2004 included proceeds from the issuance of common stock of ¥13.3 billion and long-term borrowings of ¥2.3 billion. Of the ¥2.3 billion of long-term borrowings, ¥1.0 billion was from refinancing outstanding long-term borrowings, ¥1.0 billion was existing short-term borrowings converted into long-term borrowings and ¥0.3 billion was newly financed.
Contingencies
     We did not have any material contingent liabilities as of March 31, 2006.
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

Connectivity and value-added services revenues
     Connectivity and value-added services revenues consist of our dedicated access services revenues, our dial-up access services revenues, our value-added services revenues and other services revenues. Our connectivity and value-added services revenues accounted for 46.6% of our revenues for the fiscal year ended March 31, 2006, 53.9% for the fiscal year ended March 31, 2005, and 57.7% of our revenues for the fiscal year ended March 31, 2004. As our connectivity services customers tend to use our value-added services or systems integration services as their network needs develop, connectivity services are also important for the growth of our value-added services or systems integration business.
     Dedicated access services
     Dedicated access services accounted for 21.3% of our revenues for the fiscal year ended March 31, 2006, 27.3% for the fiscal year ended March 31, 2005, and 33.2% for the fiscal year ended March 31, 2004. Dedicated access service revenues depend on the size of our customer base, the average contracted bandwidth and unit price of our services. The market for dedicated access services is generally following two trends:
•	Increased contracted bandwidth. Total contracted bandwidth for dedicated access services including Internet Data Center Connectivity Services increased to 194.9 Gbps for the fiscal year ended March 31, 2006 from 121.2 Gbps for the previous fiscal year. In addition, average contracted bandwidth for our IP Service jumped to approximately 112 Mbps for the fiscal year ended March 31, 2006 from 54 Mbps for the previous fiscal year. The number of IP Service contracts for the bandwidth over 100Mbps increased to 157 for the fiscal year ended March 31, 2006 from 114 for the fiscal year ended March 31, 2005. This increase is mainly due to an increase in customers’ demand for higher bandwidth for their Internet connectivity. The average revenues per contract for IP Service was approximately ¥0.6 million at the end of March 2006, compared to the revenues per contract of ¥0.8 million at the end of March 2005. Though we do not expect that revenue per contract come to a growing trend for the fiscal year ending March 31, 2007 due to the continuing competition, we believe that customer demand for higher bandwidth will continue as the use of broadband by corporate customers expands, and we will try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services and differentiate them from those of our competitors.

•	Increased demand for broadband services. Demand for broadband services, IIJ FiberAccess/F and IIJ DSL/F are increasing rapidly as the services are coming to be used to connect corporate branches and remote offices. The services uses ADSL lines at maximum 47 Mbps speed or optical lines at maximum 10 Mbps or 100 Mbps as access lines. The number of contracts for IIJ FiberAccess/F and IIJ DSL/F increased to 13,297 for the fiscal year ended March 31, 2006 from 9,873 for the fiscal year ended March 31, 2005. We also expect that it will also contribute to the increase of value-added services and systems integration revenues as usage and implementation of these connectivity services will increase the demand for value-added services such as security services and network systems integration.
     Dial-up access services
     Dial-up access services, which include both services for corporate customers and individual users, accounted for 5.4% of our revenues for the fiscal year ended March 31, 2006, 7.0% for the fiscal year ended March 31, 2005, and 8.0% for the fiscal year ended March 31, 2004. Dial-up service revenues depend on the size of our customer base and pricing. The size of our customer base depends primarily on the popularity of OEM services, and the attractiveness of our service offerings which is measured primarily by the quality of service provided to subscribers and our ability to attract new customers by offering remote access solutions in combination with dial-up access and security services.
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
     Value-added services revenues
     Our value-added services consist of network security services, data center facility services and operation and management services. For the fiscal year ended March 31, 2006, value-added services revenues increased to ¥6,250 million from ¥5,005 million for the fiscal year ended March 31, 2005 and from ¥4,296 million for the fiscal year ended March 31, 2004. The increase is primarily due to the increasing demand for these services from our corporate connectivity customers.
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
     Other.
     Other revenues, which included rental fees for network equipment, customer support service, and sale of Wide-area Ethernet services accounted for 7.4% of our revenues for the fiscal year ended March 31, 2006, 7.6% for the fiscal year ended March 31, 2005, and 5.4% for the fiscal year ended March 31, 2004.
Systems integration revenues, including related equipment sales revenues
     We are currently targeting systems integration to drive growth in revenues and operating income. Systems integration revenues, including related equipment sales revenues for the fiscal year ended March 31, 2006 increased by 48.3% from the previous fiscal year. The increase is primarily due to the steady increase in outsourced operation revenues, which are monthly recurring revenues, and in one-time revenues due to the provision of a wider range of consulting, network and system design, project management, implementation of integration compared to the past, such as system utilizing broadband lines to connect customers’ shops or branches with lower cost and higher speeds, or consulting on network design and operation, and network security. The increase in revenues is primarily due to the increasing demand for these services from our connectivity customers.
     Due to the increase in monthly recurring revenues from outsourcing operations, we expect the revenues from systems integration will continue show a stead increase annually, though the one-time systems integration has the trend of seasonal fluctuation in the fiscal year. The primary seasonal variations in systems integration revenues appear to relate to budgetary cycles of Japanese companies and typically result in greater revenues from systems integration at the end of the fiscal year as companies attempt to complete large systems integration projects during those periods. Systems integration revenues can fluctuate significantly, in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.

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
•	Increase in business usage. Our revenues will be affected by the extent and speed with which businesses in Japan exploit the Internet and network solutions to their full potential, including, for example, electronic transactions between businesses and expanding the range of devices that access the Internet. Such services require high-quality and high-capacity connectivity services for both businesses and individuals. Such services also require provision of total network solutions including various Internet connectivity services, systems integration and other value-added services which we believe we are well positioned to provide. The degree of business usage will also depend upon a variety of factors including:
•	technological advances, reliability of security systems and users’ familiarity with and confidence in new technologies,

•	the rate at which Japanese companies in certain industries significantly increase their Internet usage, particularly the financial, manufacturing and retail segments, and

•	corporate budgets for expenditures for information technologies, including Internet-related items.
•	Range of service offerings. To increase our revenues from business users, we have increased the access and connectivity options to include fiber optic lines and ADSL lines. We have also completed our multi-site Internet data centers and expanded our service offerings to include systems management and monitoring. We believe these steps will allow us to sell a greater variety of services to our high-end corporate users and to capture a greater amount of the current growth and demand. However, we will still be strongly dependent on increasing acceptance of our services by large Japanese companies and by increases in their Information Technology budgets. We expect Internet usage to continue to grow rapidly in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to offer a broad range of services to meet our customers’ demands will significantly influence our future revenues.

•	Synergies between connectivity services, value-added services and systems integration. Most of our systems integration customers become Internet connectivity service customers as well, and we expect these relationships to continue. As part of our systems integration business, we offer solution services for corporate information network systems, consulting, project planning, system design and systems/operation outsourcing or Internet VPN solution services which combines the FLET’S Internet connectivity services with the SEIL, adopted by customers who have multiple locations, such as branches, offices and factories. The number of contracts concerning these services is steadily increasing and we seek to enlarge these network integration services with relatively high gross margin services. The ability to introduce a wide range of services, including solutions necessary to build corporate information network

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
     We have invested heavily in the past few years in developing and expanding our network, however, due to a decrease in procurement prices for international backbone lines, our costs have decreased as a result. For the fiscal year ended March 31, 2006, our leased line and other connectivity costs were equal to ¥8.9 billion or 38.3% of our connectivity and value-added services revenues. For the previous fiscal year, these costs were equal to ¥9.0 billion, or 45.9% of our connectivity and value-added services revenues.
•	Backbone cost. Backbone cost decreased to ¥3.5 billion for the fiscal year ended March 2006 from ¥3.6 billion for the fiscal year ended March 2005. We do not expect that our backbone cost will increase significantly as compared with recent fiscal years.

•	Dedicated local access line costs. We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs increased to ¥4.6 billion for the fiscal year ended March 2006 from ¥4.0 billion for the fiscal year ended March 2005. Other connectivity costs were ¥0.8 billion for the fiscal year ended March 2006 compared to ¥1.4 billion for the previous fiscal year.
     Depreciation and amortization cost decreased to ¥2.7 billion for the fiscal year ended March 2006 from ¥2.9 billion for the fiscal year ended March 2005. Capital expenditures for the fiscal year ended March 2006 decreased to ¥4.8 billion from ¥5.0 billion for the fiscal year ended March 2005. We do not expect that the depreciation and amortization will change significantly compared with recent fiscal years.
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
     Over the long term, we seek to improve gross margins through systems integration sales. The gross margin for systems integration services was 22.9% for the fiscal year ended March 31, 2006 in comparison with 23.0% for the fiscal year ended March 31, 2005. We seek to retain our systems integration customers as our customers for higher-margin consulting, operation and maintenance, software development and upgrades included in systems integration.
Sales and marketing
     Our sales and marketing expenses consist primarily of costs related to marketing and general advertising, written-off accounts receivable, sales and marketing and personnel expenses. Our sales and marketing expenses will increase to the extent that we expand our operations and increase our sales and marketing activities. We expect the sales and marketing expenses will increase for the fiscal year ending March 31, 2007 in accordance with our business expansion.
General and administrative
     Our general and administrative expenses include primarily expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. Our general and administrative expenses will increase to the extent that we grow our business and add staff. We expect the general and administrative expenses will increase for the fiscal year ending March 31, 2007 in accordance with our business expansion.
Research and development
     Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. We expect the research and development expenses will increase for the fiscal year ending March 31, 2007 in accordance with our business expansion.
Other income (expenses)
     Our other income and expenses include, interest income and expenses and other items such as foreign exchange gains or losses, impairment losses on available-for-sale securities and gain on sale of other investments.
•	Interest expense. Most of our interest expense is from bank borrowing and capital leases. Interest income and interest expenses are also affected by the fluctuation of market interest rates and our total amount of outstanding borrowings. As we increase capital leases or borrowings in order to finance further development of our backbone and data centers and for other investments, interest expenses will also increase.

•	Impairment losses. We also hold other investments, including available-for-sale securities. The book value of other investments are affected by the fluctuation in the market price or the decrease in fair values of non-marketable investments. If a decrease below cost in the market price or fair value of an investment is judged to be other than temporary, we will have impairment losses on other investments.

•	Gain on sale of other investments. Gain on sales of other investment is mostly raised from a sale of available-for-sale securities. We expect that we will continue a sale of available-for-sale securities to raise the gain for the fiscal year ending March 31, 2007.
E. Off-Balance Sheet Arrangements.
     We do not have any off-balance sheet arrangements as is defined for purposes of Item 5.E. of Form 20-F.
F. Tabular Disclosure of Contractual Obligations.
The following table shows our contractual payment obligations under our agreements as of March 31, 2006:

	Payments due by period (in million of yen)
					more
		less than			than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt obligations	¥2,280	¥1,990	¥290	¥—	¥—
Capital lease obligations	8,489	3,262	4,314	877	36
Operating lease obligations	2,866	1,404	1,317	90	55
Purchase obligations (1)
Other long-term liabilities reflected on our balance sheet

Total (2) (3)	¥13,635	¥6,656	¥5,921	¥967	¥91

(1)	Represents agreements to purchase goods and services that are enforceable and legally binding on us and that specify all significant terms including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transactions.

(2)	In addition to the above, we plan to contribute ¥155 million to our pension plan for the fiscal year ending March 31, 2007. In February 2006, we invested ¥750 million in Internet Revolution Inc. (“i-revo”), a joint venture that we established with Konami Corporation and in the joint venture agreement, we agreed that we will provide funding up to ¥90 million to i-revo between November 2006 and the end of April 2007 for its capital investment and working capital.

(3)	The table above does not include obligations for interest payments on debt.

Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
     The following table provides information about our directors, executive officers and statutory auditors as of July 7, 2006:

Initial date of
appointment as
				director,	Number of IIJ
				executive officer	shares owned
			Current term	or statutory	as of July 7,
Name	Position	Date of birth	expires	auditor	2006

Koichi Suzuki	President, Chief Executive Officer and Representative Director	Sept. 3, 1946	June 2007	Dec. 1992	12,515
Toshiya Asaba	Executive Vice President	June 12, 1962	June 2007	June 1999	*
Yoshiaki Hisamoto	Executive Vice President	Dec. 14, 1954	June 2008	June 2006	—
Hideshi Hojo	Senior Managing Director	Dec. 22, 1957	June 2007	June 2000	*
Takamichi Miyoshi	Director	May 5, 1963	June 2008	June 2002	*
Akihisa Watai	Director, Chief Financial Officer and Chief Accounting Officer	Sept. 30, 1965	June 2008	June 2004	—
Hiroyuki Hisashima	Director	Oct. 11, 1959	June 2007	June 2005	*
Kazuhiro Tokita	Director	Apr. 25, 1969	June 2007	June 2005	*
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2008	June 2004	—
Takashi Hiroi	Director	Feb. 13, 1963	June 2008	June 2004	—
Yoshifumi Nishikawa	Director	Aug. 3, 1938	June 2007	June 2005	—
Junnosuke Furukawa	Director	Dec. 5, 1935	June 2007	June 2005	—
Senji Yamamoto	Director	Apr. 14, 1946	June 2008	June 2006	—
Junichi Tate	Standing Statutory Auditor	Nov. 6, 1949	June 2008	June 2006	—
Masaki Okada	Statutory Auditor	Jan. 9, 1959	June 2008	June 2004	—
Masaaki Koizumi	Statutory Auditor	Oct. 4, 1964	June 2008	June 2004	—
Hirofumi Takahashi	Statutory Auditor	Sep. 1, 1939	June 2009	June 2005	*

*	Owns less than 1% of outstanding shares of IIJ’s common stock.
     Koichi Suzuki has been our president and representative director since April 1994, and has over 20 years of experience in the computer and communications industries. In addition, Mr. Suzuki is chairman of IIJ Technology Inc. (“IIJ-Tech”), and representative director of Net Care, Inc. (“Net Care”) and Internet Multifeed Co. (“Multifeed”). He also serves as chairman of IIJ America Inc. (“IIJ-A”) and a director of atom Co., Ltd. and i-Heart, Inc. From December 1992 to April 1994, Mr. Suzuki was a director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.
     Toshiya Asaba has served as an executive vice president and division director of the Network Service Department since April 2006. Mr. Asaba was a managing director of IIJ from June 2002 to June 2004. Mr. Asaba was an executive vice president and division director of the Solution Department from June 2004 to March 2006. Mr. Asaba is also a director of IIJ-A, Multifeed and NTT Resonant Inc. From April 1995 to June 1999, Mr. Asaba was a general manager of the Network Engineering Division. Mr. Asaba joined us in 1992. Mr. Asaba has over ten years of Internet experience including three years of Internet-related research experience and seven years of Internet backbone engineering experience, including network design, routing and traffic management.
     Yoshiaki Hisamoto has served as an executive vice president and as division director of the Administrative Department since June 2006. Mr. Hisamoto joined Nippon Telegraph and Telephone Public

Corporation in April 1978 and was a senior manager of the Global Business Department and Corporate Planning Department of NTT Communications Corporation (“NTT Communications”). Mr. Hisamoto was general manager of the Accounts and Finance Department of NTT Communications.
     Hideshi Hojo has served as senior managing director of IIJ since June 2006 and as division director of the Sales Department since August 2003. Mr. Hojo is also a director of Net Care and Internet Revolution Inc. From February 1998 to June 2000, Mr. Hojo acted as general manager of the Sales Division, from June 2000 to June 2002, as a director and from June 2002 to August 2003, as managing director and division director of the Sales & Marketing Department. Mr. Hojo joined us in 1996. Prior to joining us, Mr. Hojo had 16 years of experience in the field of sales working for the Itochu Group.
     Takamichi Miyoshi has served as a director of IIJ since June 2002 and as director and general manager of the Strategy Planning Division since June 2004. Mr. Miyoshi is a director of Multifeed. Mr. Miyoshi joined us in April 1993. From October 1994, Mr. Miyoshi acted as general manager of the Network Operations and Systems Administration Division.
     Akihisa Watai has served as a director, chief financial officer and chief accounting officer since June 2004. Mr. Watai joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1989 and was temporarily transferred to IIJ from August 1996. In February 2000, Mr. Watai joined IIJ permanently and has been general manager of the Finance Division since April 2004.
     Hiroyuki Hisashima has served as a director since June 2005 and has been division director of the Applied Research and Development Department since April 2006. Mr. Hisashima was general manager of the Technology Department since April 2004. Mr. Hisashima is a director of IIJ-Tech. Mr. Hisashima joined us in May 1996. Prior to joining us, Mr. Hisashima had 12 years of experience in the field of software development.
     Kazuhiro Tokita has served as a director since June 2005 and has been division director of the Solution Department since April 2006. Mr. Tokita was a deputy division director of the Sales Department since April 2005. Mr. Tokita is a director of IIJ-Tech. Mr. Tokita joined us in May 1995. Prior to joining us, Mr. Tokita was employed at Yasuda Kasai Systems Co., Ltd (Currently Sompo Japan Systems Solutions Inc.) .
     Yasurou Tanahashi has served as an outside director of IIJ since June 2004. Mr. Tanahashi was a representative director & president of NS Solutions Corporation, an affiliated company of Nippon Steel Corporation from April 2000 and has been chairman of NS Solutions Corporation since April 2003.
     Takashi Hiroi has served as an outside director of IIJ since June 2004. Mr. Hiroi joined Nippon Telegraph and Telephone Corporation (“NTT”) in April 1986 and has been a senior manager of the Corporate Management Strategy Division of NTT since May 2005.
     Yoshifumi Nishikawa has served as an outside director of IIJ since June 2005. Mr. Nishikawa has been president and representative director of Japan Post Corporation since January 2006 and was an Advisor to Sumitomo Mitsui Financial Group, Inc.
     Junnosuke Furukawa has served as an outside director of IIJ since June 2005. Mr. Furukawa has been a director, member of the board & senior advisor of The Furukawa Electric Co., Ltd. since March 2004. From

June 1995 to June 2003, Mr. Furukawa was President & CEO of The Furukawa Electric Co., Ltd. and from June 2003 to March 2004, Mr. Furukawa was Chairman & CEO of The Furukawa Electric Co., Ltd.
     Senji Yamamoto has served as a director of IIJ since June 2006. Mr. Yamamoto has been vice chairman and representative director of IIJ-Tech and president and representative director of IIJ Financial Systems Inc. since June 2006. From June 2000 to October 2005, Mr. Yamamoto was President and CEO of Sony Communication Network Corporation.
     Junichi Tate has been a standing statutory auditor of IIJ since June 2006. Mr. Tate was a staff general manager of Corporate Planning Department No.2 of Dai-Ichi Life Insurance Company.
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
B. Compensation.
     For the fiscal year ended March 31, 2006, the aggregate compensation we paid or accrued for all of our executive officers, directors and statutory auditors was approximately ¥347 million. Presently, our executive officers, directors and statutory auditors are not entitled to pension, retirement or similar benefits. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E. In the shareholders’ meeting held on June 28, 2006, the retirement benefit to Mr. Hideki Matsushita, the standing statutory auditor who retired following the shareholders’ meeting, was approved.
C. Board Practices.
     Directors are elected at a general meeting of shareholders, and the normal term of office of a director is two years, although they may serve any number of consecutive terms. We do not have audit or remuneration committees, a standard practice in Japan. We do not have any service contracts with any of our directors providing for benefits upon termination of employment.
     In accordance with the requirements of the Corporation Law of Japan, our Articles of Incorporation provide for not more than three statutory auditors. Statutory auditors, of whom at least half must be from outside of the company, are elected at a general meeting of shareholders, and the normal term of office of a statutory auditor is four years, although they may serve any number of consecutive terms. Statutory auditors are under a statutory duty to oversee the administration of our affairs by the directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders, and to oversee accounting firms which audit our financial statements. They are required to attend meetings of the Board of Directors and to express their opinions if necessary, but they are not entitled to vote. Statutory auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the board of statutory auditors, which must submit its audit report to the Board of Directors and/or the general meetings of shareholders. The board of statutory auditors will also determine matters relating to the duties of the statutory auditors, such as audit policy and methods of investigation of our affairs.

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
     Nasdaq Marketplace Rule 4350(c) requires that (i) a majority of the board of directors be independent directors as defined in Rule 4200(a)(15), (ii) independent directors have regularly scheduled meetings at which only they are present, (iii) compensation of the chief executive officer and other executive officers be determined, or recommended to the board of directors for determination, either by a majority of the independent directors or by a compensation committee comprised solely of independent directors, and (iv) director nominees be selected, or recommended for selection by the board of directors, either by a majority of the independent directors or by a nominations committee comprised solely of independent directors, in accordance with the nominations process set forth in a formal written charter or board resolution. For large Japanese companies under the Company Law of Japan ( “Large Japanese Companies”), including us, which employ a corporate governance system based on a board of statutory auditors, Japan’s Company Law has no independence requirement with respect to directors. As discussed above, the task of overseeing management and accounting firms is assigned to the statutory auditors, who are separate and independent from the company’s management. Large Japanese Companies, including us, are required to have at least 50% “outside” statutory auditor who must meet additional independence requirements under the Company Law. An outside statutory auditor is defined in the Company Law as a statutory auditor who had not served as a director, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment. Currently, we have four outside statutory auditors.
     Nasdaq Marketplace Rule 4350(d) requires that (i) each issuer have adopted a formal written audit committee charter meeting the requirements of Rule 4350(d)(1) and (ii) the issuer have an audit committee of at least three members who are independent as defined under Rule 4200(a)(15), meet the independence criteria set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934 and satisfy certain other criteria. Like a majority of Japanese companies, we employ the statutory auditor system as described above. Under this system, the board of statutory auditors is a legally separate and independent body from the board of directors. The function of the board of statutory auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express an opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders. Large Japanese Companies, including us, are required to have at least three statutory auditors. Currently, we have four statutory auditors. In addition, as discussed above, our statutory auditors serve a longer term than our directors. With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, we rely on an exemption under paragraph (c)(3) of that rule which is available to foreign private issuers with boards of statutory auditors meeting certain criteria.
     Nasdaq Marketplace Rule 4350(f) provides that each issuer provide for a quorum as specified in its by-laws for any meeting of holders of common stock, which shall be at least 33 1/3% of the outstanding shares of the issuer’s voting common stock. We provide for a quorum as specified in the Articles of Incorporation for any meeting of holders of common stock, which shall be at least one-third of our outstanding shares of the voting common stock.
     Nasdaq Marketplace Rule 4350(g) provides that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq. Currently a Japanese company whose shares are listed on the securities exchanges defined in the Securities and Exchange Law, including us, may, but is not required to, solicit proxies for meetings of shareholders. If such a Japanese company solicits proxies for a meeting of shareholders, it is required to provide proxy statements and documents for reference as provided for in the Securities and Exchange Law and provide copies of such proxy statements and documents for reference to the Kanto Local Finance Bureau.
     Nasdaq Marketplace Rule 4350(h) provides that each issuer conduct appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and that all such transactions be approved by the issuer’s audit committee or another independent body of the board of directors. Following the requirements of the Company Law of Japan, we require a director to obtain the approval of the Board of Directors in order for such director to accept a transfer of a product or any other asset of IIJ, to transfer a product or any other asset of such director to IIJ, to receive a loan from IIJ, or to effect any other transaction with IIJ, for himself or a third party.
     Nasdaq Marketplace Rule 4350(i) provides that shareholder approval be obtained prior to the issuance of designated securities under subparagraph (A), (B), (C) or (D) of Rule 4350(i). Where a Japanese joint stock company (Kabushiki-Gaisha), issues common shares or other shares, stock acquisition rights or bonds with stock acquisition rights under the Commercial Code of Japan, it is necessary for the board of directors to determine the conditions of issuance; provided, however, that this shall not apply if the Articles of Incorporation provide that such conditions shall be determined by the shareholders’ meeting. Currently, IIJ’s Articles of Incorporation do not provide for any such exception. Additionally, if the company issues such securities to persons other than shareholders (in case of common shares or other shares) at a specially favorable issue price or (in case of stock acquisition rights or bonds with stock acquisition rights) on specially favorable conditions, even when there are provisions related thereto in the Articles of Incorporation, some matters related to such issuance shall be resolved by special resolution of the shareholders’ meeting.
     The rights of ADR holders, including their rights relating to corporate governance practices, are provided in the deposit agreement which is an exhibit to this annual report.
     LIMITATION OF LIABILITIES OF SOME OUTSIDE DIRECTORS AND SOME OUTSIDE STATUTORY AUDITORS
     We have entered into an agreement with four of our outside directors, Mr. Yoshifumi Nishikawa, Mr. Junnosuke Furukawa, Mr. Yasurou Tanahashi and Mr. Takashi Hiroi, and two of our outside statutory auditors, Mr. Masaki Okada and Mr. Masaaki Koizumi that limits their liabilities to us for damages suffered by us due to their acts taken in good faith and without gross negligence, amounting to ¥ 10 million or the aggregate of the amounts set forth in Article 425 paragraph 1 of the Corporation Law of Japan, whichever is higher.
D. Employees.
     As of March 31, 2006, we had 987 employees, including employees of our consolidated subsidiaries, and we had 969 employees as of March 31, 2005 and 919 employees as of March 31, 2004. Approximately 70% of these employees were in our engineering division, 20% in our sales division and 10% in our administrative division for each of the most recent three fiscal years.
     Except for 22 employees in the United States employed by our subsidiary, IIJ-A, all of our employees work in Japan.
     We have never experienced any labor disputes and consider our labor relations to be good. To our knowledge, none of our employees is a member of any union.
E. Share Ownership.
     The information on share ownership required by this item is in Item 6.A. above.

Stock Option Plan
•	June 2001 Stock Option Plan. In June 2001, we implemented a stock option plan under which options to acquire a total of 1,975 shares or 790,000 ADS equivalents, or approximately 1.8% of total outstanding shares on that date, were granted to 44 directors and employees on August 2, 2001. The option exercise price for the shares was determined by setting the price 5% above the 30-days average of the closing market prices beginning 45 days prior to the date of the grant which was ¥403,661 per share and has been adjusted to ¥334,448 as a result of issuances of common shares. The options are exercisable at various times from two years to ten years from the date of grant.

•	April 2000 Stock Option Plan. In April 2000, we implemented a stock option plan under which our directors and employees were granted options to acquire a total of 1,475 shares or 590,000 ADS equivalents, or approximately 1.2% of total outstanding shares on that date. The options were granted to 34 directors and employees on May 31, 2000. The option exercise price was determined by setting the price at 5% above the 30-day moving average of closing market prices beginning 45 days prior to the date of grant, which was 2,611,112 per share and has been subsequently adjusted to ¥2,163,418 as a result of issuances of common shares. The options are exercisable at various times from two years to ten years from the date of grant.

•	March 2001 Warrant Issuance. On March 31, 2001, certain directors of IIJ were provided with 375 warrants exercisable for shares of common stock of IIJ-Tech. Each warrant is exercisable for one share of common stock up to seven or eight years from the date of grant at an exercise price of ¥300,000 and was purchased for 1% of the exercise price.
We conducted a 1 to 5 stock split effective on October 11, 2005. The numbers of shares and the option exercise prices for the two stock option plans above are calculated based on the assumption that the stock split was made at the time of implementation.
Employee Stock Purchase Plan
     We have an employee stockholding association that holds 1,317 shares of common stock, or 0.6% of our outstanding shares, as of March 31, 2006. The association provides designated employees with the opportunity to purchase shares at market value. Shares are held in the name of the employee stock purchase program until the employee resigns or retires. The representative of the employee shareholders’ association exercises voting rights in accordance with the instructions of each employee shareholder.
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders.
     The following table shows information regarding beneficial ownership of our common stock as of July 7, 2006 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and U.S. Securities and Exchange Commission.

	Shares of common stock outstanding,
	beneficially owned as of July 7, 2006
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates (1)	60,675	29.7%
Koichi Suzuki	12,515	6.1
Itochu Corporation	10,430	5.1
Directors and executive officers as a group (2)	13,300	6.5

(1)	Includes Nippon Telegraph and Telephone Corporation (“NTT”), which owns 50,475 shares, or 24.7%, and NTT Communications Corporation (“NTT Communications”), which owns 10,200 shares, or 5.0%. NTT acquired ownership of its shares, and NTT Communications acquired additional shares on September 16, 2003.

(2)	Includes Koichi Suzuki’s holding which is also separately set forth above. No other director or executive officer is a beneficial owner of more than 5%.
     Our major shareholders have the same voting rights as other holders of our common stock. Under our share subscription agreement with NTT, we have agreed that NTT has the contractual right to nominate up to three persons to serve as either directors or statutory auditors subject to approval by our shareholders at the first meeting of shareholders after NTT’s investment. We are not controlled directly or indirectly by any other entity and are not aware of any arrangement to effect a change in control of us.
     According to our register of shareholders, as of March 31, 2006, there were 5,458 holders of common stock of record worldwide. As of March 31, 2006, The Bank of New York, depositary for our ADSs, held approximately 20.0% of the outstanding common stock on that date. According to The Bank of New York, as of March 31, 2006, there were eight ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 204,300 shares of common stock outstanding as of March 31, 2006, 40,786 shares were held in the form of 16,314,400 ADSs.
B. Related Party Transactions.
     NTT-affiliated Companies. Since April 1, 2005 through March 31, 2006, we have paid ¥5,837 million for international and domestic backbone and local access line costs to NTT-affiliated companies such as NTT Communications, Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”). In addition, we paid ¥1,969 million for co-location costs and telecommunication expenses to NTT Communications, NTT East and NTT West and paid ¥270 million for other costs, mainly outsourcing costs to NTT Communications, NTT East and NTT West. We received payments of ¥1,395 million for OEM services, Internet connectivity services and operation fees for data centers from NTT Communications, NTT East and NTT West. On an ongoing basis in the ordinary course of business, we pay NTT-affiliated companies for international and domestic backbone and local access line costs and for co-location costs and telecommunications expenses and receive payments from NTT-affiliated companies for OEM services, Internet connectivity services and operating fees for data centers. We do not have any outstanding loans between NTT and its affiliated companies and us.
     Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the fiscal year ended March 31, 2006 are presented as follows:

millions of yen
Accounts receivable	¥253
Accounts payable	17
Revenues	1,286
Costs and expenses	656
     As of March 31, 2006, we had loans to certain equity method investees of which the carrying amount, net of valuation allowance was ¥35 million.

     In January 19, 2006, we entered into a joint venture agreement regarding the establishment and management of Internet Revolution Inc. (“i-revo”) with Konami Corporation. In the agreement, we committed an additional contribution for capital investment or working capital to i-revo of up to ¥90 million for the period from November 2006 to April 2007.
     Except as described above, since March 31, 2005, there has been no transaction with or loan between us or any of our subsidiaries and:
•	any enterprise that directly or indirectly controls, is controlled by, or is in common control with us or any of our subsidiaries,

•	any director, officer, statutory auditor or family member of any of the preceding or any enterprise over which such person directly or indirectly is able to exercise significant influence,

•	any individual shareholder directly or indirectly having significant influence over us or any of our subsidiaries or a family member of such individual or any enterprise over which such person directly or indirectly is able to exercise significant influence, or their respective family members or enterprises over which they exercise significant influence, or

•	any unconsolidated enterprise in which we have a significant influence or which has a significant influence over us.
     Crosswave. Prior to the year ended March 31, 2003, we accounted for Crosswave Communications Inc. (“Crosswave”) under the equity method. As a result of Crosswave’s commencement of corporate reorganization, the amounts of transactions with Crosswave as of and for the fiscal year ended March 31, 2004 are presented as follows:

millions of yen
Revenues	¥1,196
Costs and expenses	4,816
     Revenues from Crosswave consisted principally of dedicated Internet connectivity services, monitoring services and sales of network systems.
     Our sale of network systems to Crosswave amounted to ¥28 million for the fiscal year ended March 31, 2004. Related cost of purchased equipment sold amounted to ¥27 million.
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
Dividend Policy
     Due to our accumulated deficit and shareholders’ capital deficiency, we are accordingly unable to legally make and currently has no plans for dividend distributions.
B. Significant Changes.
     Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2006, the date of our last audited financial statements.
Item 9. The Offer and Listing.
A. Offer and Listing Details.
     American Depositary Shares (“ADSs”) representing our common stock have been quoted on the Nasdaq National Market since August 4, 1999 under the symbol “IIJI”. The current ADS/share ratio is 400 ADSs per 1 share of our common stock. Our shares of common stock have been quoted on the Mothers market of the Tokyo Stock Exchange (“TSE”) since December 2, 2005 under the stock code number “3774”.
     The following table shows, for the periods indicated, the high and low price of our ADSs and shares of common stock on the Mothers market of the TSE for the periods indicated:

	Nasdaq		Mothers market of the TSE
	(per ADS)		(per share of common stock)
Fiscal year ended/ending March 31,	High	Low	High	Low
2002	$11.88	$4.25
2003	7.34	1.80
2004	14.10	1.41
2005	6.24	2.11
First Quarter	6.24	3.19
Second Quarter	3.87	2.23
Third Quarter	6.02	2.11
Fourth Quarter	5.26	3.33
2006	14.88	3.04	¥584,000	¥409,000
First Quarter	13.93	3.04
Second Quarter	11.12	7.31
Third Quarter	14.88	8.45	548,000	484,000
Fourth Quarter	12.99	8.67	584,000	409,000
2007
First Quarter 2006	10.65	6.41	517,000	296,000
Month
January 2006	12.71	9.95	584,000	420,000
February 2006	12.99	9.70	544,000	428,000
March 2006	9.98	8.67	458,000	409,000
April 2006	10.65	9.35	517,000	425,000
May 2006	10.40	7.47	456,000	326,000
June 2006	8.18	6.41	385,000	296,000

(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

(2)	The high and low price of our shares of common stock on the Mothers market of the TSE for the fiscal year ended March 31, 2006 and the third quarter of the fiscal year ended March 31, 2006 show the high and low price for the period on and after December 2, 2005, when we listed on the Mothers market of the TSE.
B. Plan of Distribution.
     Not applicable.
C. Markets.
     ADS representing our common stock have been quoted on the Nasdaq National Market since August 4, 1999 under the symbol “IIJI”. Our shares of common stock have been quoted on the Mothers market of the TSE since December 2, 2005 under the stock code number “3774”.
D. Selling Shareholders.
     Not applicable.
E. Dilution.
     Not applicable.
F. Expenses of the issue.
     Not applicable.
Item 10. Additional Information.
A. Share Capital.
     Not required.
B. Memorandum and Articles of Association.
Objects and Purposes in Our Articles of Incorporation
     Article 2 of our Articles of Incorporation states our objects and purposes:
•	Telecommunications business under the Telecommunications Business Law,

•	Processing, mediation and provision of information and contents by using telecommunications networks,

•	Agency for the management business such as the management of networks and the management of information and telecommunications systems,

•	Planning, consulting service, development, operation and maintenance of or for information and telecommunications systems,

•	Development, sales, lease and maintenance of computer software,

•	Development, sales, lease and maintenance of telecommunications machinery and equipment,

•	Telecommunications construction,

•	Agency for non-life insurance,

•	Research, study, education and training related to the foregoing, and

•	Any and all businesses incidental or related to the foregoing.
Provisions Regarding Our Directors
     There is no provision in our Articles of Incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, but the Corporation Law of Japan provides that such director is required to refrain from voting on such matters at the board of director’s meetings.
     The Corporation Law of Japan provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the president’s discretion.
     The Corporation Law of Japan provides that a significant loan from third party by a company should be approved by the board of directors. Our regulations of the board of directors have adopted this policy.
     There is no mandatory retirement age for directors under the Corporation Law of Japan or our Articles of Incorporation.
     There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a director under the Corporation Law of Japan or our Articles of Incorporation.
Rights of Shareholders of our Common Stock
     We have issued only one class of shares, our common stock. Rights of holders of shares of our common stock have under the Corporation Law of Japan and our Articles of Incorporation include:
•	the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, with this right lapsing three full years after the due date for payment according to a provision in the Articles,

•	the right to receive interim dividends as provided for in the Articles, with this right lapsing three full years after the due date for payment according to a provision in the Articles,

•	the right to vote at a shareholders’ meeting (cumulative voting is not allowed under the Articles),

•	the right to receive surplus in the event of liquidation, and

•	the right to require us to purchase shares when a shareholder opposes resolutions including (i) the transfer of all or material part of the business, (ii) an amendment of the Articles to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) split of the company or (v) merger, all of which must be consummated by a two-thirds affirmative vote of the voting rights of the shareholders at a shareholders’ meeting at which shareholders having not less than one-third of the total number of voting rights held by all shareholders who can exercise their voting rights are in attendance.
     A shareholder is generally entitled to one vote per one unit of our shares at a shareholders’ meeting. In general, under the Corporation Law of Japan and our Articles of Incorporation, a shareholders’ meeting may adopt a resolution by a majority of the voting rights represented at the meeting. The Corporation Law of Japan and our Articles of Incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of voting rights held by all shareholders who can exercise their voting rights. A corporate shareholder, having more than one-quarter of its voting rights directly or indirectly held by us, does not have voting rights. We have no voting rights with respect to our own common stock. Shareholders may exercise their voting rights through proxies, provided that a shareholder may appoint only one shareholder who has a voting right as its proxy. Our board of directors may entitle our shareholders to cast their votes in writing. Our board of directors may also entitle our shareholders to cast their votes by electrical devices.
     While the Corporation Law of Japan, in general, requires a quorum of the majority of voting rights and approval of two-thirds of the voting rights presented at the meeting of any material corporate actions, it allows a company to reduce the quorum for such special resolutions by its Articles of Incorporation to not less than one-third of the total number of voting rights held by all shareholders who can exercise their voting rights. We adopted a quorum of not less than one-third of the total number of voting rights in our Articles of Incorporation for special resolutions for material corporate actions, such as:
•	a reduction of the stated capital,

•	amendment of our Articles of Incorporation (except amendments that the board of directors are authorized to make under the Corporation Law of Japan),

•	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval,

•	a dissolution, merger or consolidation requiring shareholders’ approval,

•	a company split requiring shareholders’ approval,

•	a transfer of the whole or an important part of our business,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval, and

•	issuance of new shares at a specially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with specially favorable conditions to persons other than shareholders.
     The Corporation Law of Japan provides additional specific rights for shareholders owning a substantial number of voting rights.
     Shareholders holding more than one sixth of the total number of the voting rights of all shareholders who can exercise their voting rights have the right to oppose:

•	short-form share transfer (only in respect of the shareholders of the company to be a 100% parent company by the short-form share transfer),

•	short-form company split into an existing company (only in respect of the shareholders of the exiting company that takes over the target business of the split company), and

•	short-form absorption (only in respect of the shareholders of the exiting company that absorbs the target company by the short-form absorption).
     Shareholders holding 10% or more of the total number of voting rights of all shareholders (or our total outstanding shares) have the right to apply to a court of competent jurisdiction, or competent court, for:
•	dissolution, and

•	commencement of reorganization proceedings as provided for in the Company Reorganization Law of Japan.
     Shareholders who have held 3% or more of the total number of voting rights of all shareholders (or our total outstanding shares) for six months or more have the right to:
•	demand the convening of a general meeting of shareholders,

•	apply to a competent court for removal of a director or statutory auditor,

•	apply to a competent court for removal of a liquidator, and

•	apply to a competent court for an order to inspect our business and assets in a special liquidation proceeding.
     Shareholders holding 3% or more of the total number of voting rights of all shareholders (or our total outstanding shares) have the right to:
•	examine our accounting books and documents and make copies of them, and

•	apply to a competent court for appointment of an inspector to inspect our operation or financial condition.
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
     There is no provision under the Corporation Law of Japan or our Articles of Incorporation which forces shareholders to make additional contributions when requested by us.
     Under the Corporation Law of Japan, in order to change the rights of shareholders which are stipulated and defined in our Articles of Incorporation, we must amend our Articles of Incorporation. Amendment must be approved by a special resolution of shareholders where two-thirds of shareholders vote at a shareholders’ meeting at which shareholders having not less than one-third of the voting rights held by all shareholders are in attendance.
     Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on the determination to convene it by our board of directors. A shareholder having held 3% or more of our total outstanding shares for six months or more is entitled to demand the directors to convene a shareholders’ meeting under the Corporation Law of Japan. Under our Articles of Incorporation, shareholders of record as of March 31 of each year have the right to attend the annual general meeting of our shareholders. In order to determine the shareholders entitled to attend extraordinary general meetings of our shareholders, we are required to make public notice of record date at least two weeks prior to the record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.
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
     There is no provision in our Articles of Incorporation or other subordinated rules regarding the ownership threshold, above which shareholder ownership must be disclosed. A shareholder holding more than 5% of the shares in a public company in Japan is required to disclose such shareholding pursuant to the Securities Exchange Law of Japan.
     There is no provision in our Articles of Incorporation governing changes in the capital more stringent than is required by law.
     For a description of rights of holders of ADSs, please see the “Description of American Depositary Receipts” section in our F-1 Registration Statement (File No. 333-10584), declared effective on August 3, 1999, as amended, hereby incorporated by reference.
C. Material Contracts.
     The following are summaries of our material contracts, other than those we entered into in the ordinary course of business.
     Subscription Agreement, dated September 16, 2003, between Internet Initiative Japan Inc. and Nippon Telegraph and Telephone Corporation. On September 16, 2003, we entered into a Subscription Agreement with Nippon Telegraph and Telephone Corporation (“NTT”) under which NTT agreed to purchase 10,883 shares of our common stock for ¥951,300 per share, or approximately ¥10.4 billion. After the consummation of this agreement, NTT and its affiliates owned a total of 12,315 shares of our common stock, or approximately 31.6%. Under the terms of this agreement, we and NTT agreed to undertake efforts to jointly engage in the development of broadband and Information Technology and other related businesses, to expand the business relationship between the two parties in connection with new business opportunities of us and to discuss secondment of employees between us and NTT. The agreement also provides NTT with the right to maintain its current percentage ownership in our company if we issue new shares and has the right to request that we file a registration statement to enable NTT to sell its shares in the United States or Japanese markets. In addition, the agreement gives NTT the right to nominate up to three persons to serve on either our board of directors or our board of statutory auditors subject to approval of any such nomination by our shareholders at the first meeting of shareholders after NTT’s investment.
     Service Agreement dated, March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc. On March 25, 2004, we entered into a Service Agreement with IIJ America Inc. (“IIJ-A”), under which IIJ-A provides the operation and maintenance services for the U.S. portion of our Internet backbone and we and IIJ-A agree to the method for calculating pricing for the operation and maintenance of the backbone.
     Limitation of Liability Agreement dated, June 29, 2005 and June 28, 2006, between Internet Initiative Japan Inc. and outside directors and outside statutory auditors. We entered into a Limitation of Liability Agreement with our outside directors, Mr. Yoshifumi Nishikawa and Mr. Junnosuke Furukawa on June 29, 2005, and Mr. Yasurou Tanahashi and Mr. Takashi Hiroi as our outside directors and Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside statutory auditors on June 28, 2006, respectively, under which we limit the liability of outside directors and outside statutory auditors in accordance to the rules defined in Article 427 of the Corporation Law of Japan.
     Joint Venture Agreement, dated, January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation. We entered into a joint venture agreement regarding the establishment and management of Internet Revolution Inc. (“i-revo”) with Konami Corporation. In the agreement, we committed an additional contribution for capital investment or working capital to i-revo of up to ¥90 million for the period from November 2006 to April 2007.
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
United States Taxation
     The following discusses United States federal income tax consequences of the ownership of shares or ADSs. It only applies to U.S. holders of shares or ADSs, as defined below, who hold their shares or ADSs as capital assets. It does not address special classes of holders, some of whom may be subject to other rules including:
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
     In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.
     The discussion under the headings “Taxation of Dividends” and “Taxation of Capital Gains” assumes that we will not be treated as a passive foreign investment company (PFIC) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion under the heading “PFIC Rules” below.
Taxation of Dividends
     Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.
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
Taxation of Capital Gains
     If you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.
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

     If we are treated as a PFIC and you did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:
•	any gain you realize on the sale or other disposition of your shares or ADSs, and

•	any “excess distribution” that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).
     Under these rules:
•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
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

	Expected maturity date
							Fair
							value or
							Gain
March 31, 2006	2007	2008	2009	2010	2011	Total	(loss)
				(millions of yen)
Long-term debt obligations:
Fixed rate long-term borrowings and installment payable	756	—	—	—	—	756	756
Average interest rate	1.883%	—%	—%	—%	—%	1.883%
Variable rate long-term borrowings	1,234	290	—	—	—	1,524	1,524
Average interest rate	1.413%	1.440%	—%	—%	—%	1.418%

	Expected maturity date
							Fair
							value or
							Gain
March 31, 2006	2007	2008	2009	2010	2011	Total	(loss)
Interest rate swap contracts —

Notional amount – variable to fixed:	900	250	—	—	—	1,150	(4)
Average pay rate	1.812%	1.670%	—%	—%	—%	1.781%
Average receive rate	1.166%	1.150%	—%	—%	—%	1.162%

	Expected maturity date
							Fair
							value
							or
							Gain
March 31, 2005	2006	2007	2008	2009	2010	Total	(loss)
				(millions of yen)
Long-term debt obligations:
Fixed rate long-term borrowings and installment payable	1,652	1,006	—	—	—	2,658	2,655
Average interest rate	1.913%	1.819%	—%	—%	—%	1.877%
Variable rate long-term borrowings	1,084	484	40	—	—	1,608	1,608
Average interest rate	1.284%	1.544%	3.255%	—%	—%	1.411%
Interest rate swap contracts —
Notional amount – variable to fixed:	1,000	400	—	—	—	1,400	(9)
Average pay rate	1.900%	1.990%	—%	—%	—%	1.926%
Average receive rate	1.118%	1.185%	—%	—%	—%	1.137%
     Our policy on managing interest rate risk is to hedge our exposure to variability in future cash flow of floating rate interest payment on long-term bank borrowings. In order to reduce cash flow risk exposures on floating rate borrowings, we utilize interest rate swaps to convert floating rate borrowings into fixed rate borrowings. We do not hold derivative instruments for speculative purposes. Also, we do not hold or issue financial instruments for trading purposes. See note 15 to our consolidated financial statements included in this annual report on Form 20-F.
Equity Price Risk
     The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2005 and 2006, the fair value of such investments was ¥8,948 million and ¥6,775 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥895 million and ¥678 million as of March 31, 2005 and 2006, respectively. See Note 2 to our consolidated financial statements, included in this annual report on Form 20-F.
Foreign Currency Exchange Rate Risk
     The only significant assets held by us which are exposed to foreign currency exchange risk are U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $6,584 thousand (¥706 million) and $3,764 thousand (¥442 million) at March 31, 2005 and 2006, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would have been approximately ¥71 million and ¥44 million at March 31, 2005 and 2006, respectively.

Item 12. Description of Securities Other than Equity Securities.
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
     None.
Item 15. Controls and Procedures.
Disclosure Controls and Procedures
     As of the end of the fiscal year ended March 31, 2006, our management, with the participation of Koichi Suzuki, our president, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.
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
     Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2006.
Changes in Internal Control Over Financial Reporting
     With the participation of our chief executive officer and chief financial officer, we also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2006.
     Under Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, internal control over financial reporting means a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets,

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
     Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
     At our shareholders’ meeting on June 24, 2004, two statutory auditors were newly nominated and our board of statutory auditors has determined that one of the nominated statutory auditors serving on the Board of Statutory Auditors, Masaaki Koizumi, is an “audit committee financial expert” as defined in Item 16A. of Form 20-F. Mr. Koizumi is independent from us.
     An “audit committee financial expert” is defined in Item 16A. of Form 20-F to mean a person who has the following attributes:
     (1) An understanding of generally accepted accounting principles and financial statements,
     (2) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves,
     (3) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities,
     (4) An understanding of internal controls over financial reporting,
     (5) An understanding of audit committee functions.
     Such person shall have acquired the attributes described above through:
     (1) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions,
     (2) Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions,
     (3) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements, or
     (4) Other relevant experience.

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
     On April 27, 2006, we amended the Code of Ethics to add a provision to the effect that officers and employees shall respect various stake holders.
Item 16C. Principal Accountant Fees and Services.
Independent Auditor Fees and Services
     The Board of Directors engaged Deloitte Touche Tohmatsu to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2005 and 2006. The following table sets forth the aggregate fees billed for services rendered by Deloitte Touche Tohmatsu for each of the last two fiscal years.

	Fiscal year ended March 31,
	2005	2006
	(millions of yen)
Audit fees (1)	74	80
Audit-related fees (2)	—	—
Tax fees (3)	0	—
All other fees (4)	35	4

Total fees	109	84

(1)	These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	These are the aggregate fees billed for the fiscal year for assurance and related services by Deloitte Touche Tohmatsu that are reasonably related to the performance of the audit or review of our financial statements other than those reported under “Audit Fees” above. These services include internal control reviews and consultation concerning financial accounting and reporting standards.

(3)	These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu for tax compliance, tax advice and tax planning.

(4)	These are the aggregate fees for the fiscal year for all other products and services provided by Deloitte Touche Tohmatsu including consultation services related to the Sarbanes Oxley Act of 2002 and the Privacy Mark System being instituted by The Japan Information Processing Development Center.

Board of Statutory Auditors Pre-Approval Policies and Procedures
     The Board of Statutory Auditors has adopted policies and procedures for pre-approving all audit and permissible non-audit work performed by independent registered public accounting firm in accordance with Rule 2-01(c)(7)(i)(B) under Regulation S-X. Under those policies and procedures, the Board of Statutory Auditors must pre-approve individual audit and non-audit services to be provided to us by our independent registered public accounting firm and its affiliates. Those policies and procedures also describe prohibited non-audit services that may never be provided by independent registered public accounting firm.
     All of the services provided by our independent registered public accounting firm from May 6, 2003, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2006 were pre-approved by the Board of Statutory Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
     With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Rules 4350(d)(3) and 4350(d)(2)(A)(ii) of the NASD Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of statutory auditors meeting certain requirements. For a Nasdaq-listed Japanese company with a board of statutory auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:
•	The board of statutory auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with statutory auditors,

•	Japanese law must and does require the board of statutory auditors to be separate from the board of directors,

•	None of the members of the board of statutory auditors may be elected by management, and none of the listed company’s executive officers may be a member of the board of statutory auditors,

•	Japanese law must and does set forth standards for the independence of the members of the board of statutory auditors from the listed company or its management, and

•	The board of statutory auditors, in accordance with Japanese law or the registrant’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.
     To the extent permitted by Japanese law:
•	The board of statutory auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters,

•	The board of statutory auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties, and

•	The listed company must provide for appropriate funding, as determined by its board of statutory auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the board of statutory auditors, and (iii) ordinary administrative expenses of the board of statutory auditors that are necessary or appropriate in carrying out its duties.
     In our assessment, our Board of Statutory Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     We did not purchase any of our shares for the fiscal year ended March 31, 2006.
PART III
Item 17. Financial Statements.
     Not applicable.
Item 18. Financial Statements.
     See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries beginning on page F-1.
Item 19. Exhibits.

1.1	Articles of Incorporation, as amended (English translation)

1.2	Share Handling Regulations, as amended (English translation)

1.3	Regulations of the Board of Directors, as amended (English translation)*

1.4	Regulations of the Board of Statutory Auditors, as amended (English translation)**

2.1	Specimen Common Stock Certificate***

2.2	Bylaws of the IIJ Employee Shareholders’ Association (with English translation)***

2.3	Form of Deposit Agreement among IIJ, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt****

4.1	Basic Agreement to Delegate Services, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Technology Inc. (with English translation)***

4.2	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (with English translation)***

4.3	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (with English translation)***

4.4	Lease Agreement, dated March 14, 2003, between Internet Initiative Japan Inc. and Mitsui Fudosan

Co., Ltd. (English translation)*

4.5	Sublease Agreements, dated March 15, 2003, between Internet Initiative Japan Inc., IIJ Technology Inc. and Net Care, Inc. (English translations)*

4.6	Pledge Agreement, dated March 14, 2003, among Internet Initiative Japan Inc., IBJ Leasing Co., Ltd. and Nissay Leasing Company, Limited (English translation)*

4.7	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation)

4.20	Subscription Agreement, dated September 16, 2003, between Internet Initiative Japan Inc. and Nippon Telegraph and Telephone Corporation (English translation)*

4.21	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.*****

4.24	Agreement on Limited Liability, dated June 29, 2005 and June 28, 2006, between Internet Initiative Japan Inc. and outside directors and outside statutory auditors******

8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)

11.1	Internet Initiative Japan Code of Conduct

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

14.1	Selected unaudited financial statement data as of and for the year ended March 31, 2003 of Crosswave Communications Inc.*

(*)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 30, 2003.

(**)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on August 3, 2005.

(***)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

(****)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.

(*****)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.

(******)	We and each of Mr. Yoshifumi Nishikawa and Mr. Junnosuke Furukawa as our outside directors entered into an Agreement on Limited Liability, dated June 29, 2005. We and each of Mr. Yasurou Tanahashi and Mr. Takashi Hiroi as our outside directors and each of Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside statutory auditors entered into an Agreement on Limited Liability, dated June 28, 2006.
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
Date: July 11, 2006

Internet Initiative Japan Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
     Internet Initiative Japan Inc.:
We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2005 and 2006 and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2006 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Internet Initiative Japan Inc. and subsidiaries as of March 31, 2005 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.
/s/ DELOITTE TOUCHE TOHMATSU
Tokyo, Japan
May 26, 2006 (June 28, 2006 as to Note 17)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2005 and 2006

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)
	2005	2006	2006
ASSETS

CURRENT ASSETS:
Cash (Note 15)	¥5,286,477	¥13,727,021	$116,846
Accounts receivable, net of allowance for doubtful accounts of ¥41,400 thousand and ¥23,411 thousand ($199 thousand) at March 31, 2005 and 2006, respectively (Notes 3, 4 and 11)	7,407,439	11,962,304	101,824
Inventories	140,096	851,857	7,251
Prepaid expenses	604,935	1,031,325	8,778
Other current assets, net of allowance for doubtful accounts of ¥33,250 thousand ($283 thousand) at March 31, 2006 (Notes 3 and 9)	108,228	214,121	1,823

Total current assets	13,547,175	27,786,628	236,522

INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES, net of loan loss valuation allowance of ¥31,378 thousand and ¥16,701 thousand ($142 thousand) at March 31, 2005 and 2006, respectively (Notes 3 and 4)	713,607	1,162,971	9,899

OTHER INVESTMENTS (Notes 2, 8 and 15)	9,930,781	8,020,705	68,273

PROPERTY AND EQUIPMENT—Net (Notes 5 and 7)	9,722,366	10,299,496	87,670

INTANGIBLE ASSETS—Net (Note 6)	561,211	632,594	5,385

GUARANTEE DEPOSITS (Notes 7 and 8)	2,050,665	1,549,653	13,191

OTHER ASSETS, net of allowance for doubtful accounts of ¥376,092 thousand and ¥40,980 thousand ($349 thousand) at March 31, 2005 and 2006 respectively (Notes 3, 9, 10 and 15)	590,666	1,252,942	10,665

TOTAL	¥37,116,471	¥50,704,989	$431,605

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2005 and 2006

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)
	2005	2006	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term borrowings (Note 8)	¥4,724,633	¥4,555,000	$38,772
Long-term borrowings—current portion (Notes 8 and 15)	2,736,056	1,989,963	16,939
Payable under securities loan agreement (Note 8)	1,729,520	999,600	8,509
Capital lease obligations—current portion (Note 7)	2,774,974	3,003,914	25,569
Accounts payable (Notes 4 and 11)	4,860,733	10,107,942	86,040
Accrued expenses	541,118	540,027	4,597
Other current liabilities	817,517	1,702,208	14,489

Total current liabilities	18,184,551	22,898,654	194,915

LONG-TERM BORROWINGS (Notes 8 and 15)	1,529,963	290,000	2,469

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 7)	4,339,028	4,980,659	42,396

ACCRUED RETIREMENT AND PENSION COSTS (Note 10)	143,346	223,332	1,901

OTHER NONCURRENT LIABILITIES (Note 9)	275,533	827,086	7,040

Total liabilities	24,472,421	29,219,731	248,721

MINORITY INTEREST	1,028,977	1,263,320	10,753

COMMITMENTS AND CONTINGENCIES (Note 14)

SHAREHOLDERS’ EQUITY (Notes 11 and 12):
Common stock—authorized, 377,600 shares; issued and outstanding, 191,800 shares at March 31, 2005, authorized, 377,600 shares; issued and outstanding, 204,300 shares at March 31, 2006	13,765,372	16,833,847	143,291
Additional paid-in capital	23,637,628	26,599,217	226,415
Accumulated deficit	(34,434,052)	(29,680,482)	(252,643)
Accumulated other comprehensive income	8,690,125	6,553,594	55,785
Treasury stock—602 shares and 777 shares held by an equity method investee at March 31, 2005 and 2006, respectively	(44,000)	(84,238)	(717)

Total shareholders’ equity	11,615,073	20,221,938	172,131

TOTAL	¥37,116,471	¥50,704,989	$431,605

See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Operations
Three Years in the Period Ended March 31, 2006

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2004	2005	2006	2006
REVENUES (Notes 4 and 11):
Connectivity and value-added services:
Dedicated access	¥12,862,132	¥11,372,701	¥10,625,268	$90,443
Dial-up access	3,088,498	2,936,973	2,673,808	22,760
Value-added services	4,296,228	5,004,730	6,249,891	53,200
Other	2,117,794	3,169,413	3,673,872	31,272

Total	22,364,652	22,483,817	23,222,839	197,675
Systems integration	11,847,687	15,853,824	23,504,537	200,072
Equipment sales	4,567,123	3,364,926	3,085,208	26,262

Total revenues	38,779,462	41,702,567	49,812,584	424,009

COST AND EXPENSES (Notes 4, 7 and 11):
Cost of connectivity and value-added services	20,047,438	19,483,890	20,077,990	170,906
Cost of systems integration	9,851,726	12,200,137	18,120,418	154,243
Cost of equipment sales	4,346,243	3,111,369	2,818,036	23,987

Total cost	34,245,407	34,795,396	41,016,444	349,136
Sales and marketing (Note 16)	3,527,490	2,794,561	3,079,526	26,213
General and administrative (Note 6)	2,098,481	2,665,980	3,147,315	26,790
Research and development	357,968	198,979	158,155	1,346

Total cost and expenses	40,229,346	40,454,916	47,401,440	403,485

OPERATING INCOME (LOSS)	(1,449,884)	1,247,651	2,411,144	20,524

OTHER INCOME (EXPENSES):
Interest income	37,516	12,877	13,099	111
Interest expense	(702,036)	(685,857)	(437,364)	(3,723)
Foreign exchange gains (losses)	(6,493)	5,958	3,470	30
Net gain on other investments (Note 2)	1,412,858	2,439,330	3,197,690	27,219
Gain arising from issuance of equity method investee’s share	16,088	25,933	—	—
Other—net	224,287	102,616	190,520	1,622

Other income—net	982,220	1,900,857	2,967,415	25,259

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAX EXPENSE, MINORITY INTERESTS AND EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES	(467,664)	3,148,508	5,378,559	45,783

INCOME TAX EXPENSE (Note 9)	32,536	99,870	257,360	2,191

MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES	235,812	(109,161)	(353,883)	(3,012)

FORWARD	¥(264,388)	¥2,939,477	¥4,767,316	$40,580

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Operations
Three Years in the Period Ended March 31, 2006

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2004	2005	2006	2006
FORWARD	¥(264,388)	¥2,939,477	¥4,767,316	$40,580

EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES (Note 4):
Equity method net loss	(286,317)	(33,208)	(13,746)	(117)
Impairment loss on advance to Crosswave	(1,719,981)	—	—	—

Total equity in net loss of equity method investees	(2,006,298)	(33,208)	(13,746)	(117)

NET INCOME (LOSS)	¥(2,270,686)	¥2,906,269	¥4,753,570	$40,463

NET INCOME PER SHARE (Note 13):
BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	158,554	191,559	195,613
DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	158,554	191,559	195,955

	Yen			U.S. Dollars
BASIC NET INCOME (LOSS) PER COMMON SHARE	¥(14,321)	¥15,172	¥24,301	$207
DILUTED NET INCOME (LOSS) PER COMMON SHARE	¥(14,321)	¥15,172	¥24,258	$206
See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
Three Years in the Period Ended March 31, 2006

		Thousands of Yen
	Shares of				Accumulated
	Common Stock				Other
	Outstanding		Additional		Comprehensive
	(Including	Common	Paid-in	Accumulated	Income	Treasury
	Treasury Stock)	Stock	Capital	Deficit	(Note 12)	Stock	Total
BALANCE, APRIL 1, 2003	112,400	¥7,082,336	¥17,068,353	¥(35,069,635)	¥914,610		¥(10,004,336)

Net loss				(2,270,686)			(2,270,686)
Other comprehensive income, net of tax					5,280,839		5,280,839

Total comprehensive income							3,010,153
Issuance of common stock, net of issuance cost	79,400	6,683,036	6,569,275				13,252,311
Purchase of common stock by an equity method investee						¥(44,000)	(44,000)

BALANCE, MARCH 31, 2004	191,800	13,765,372	23,637,628	(37,340,321)	6,195,449	(44,000)	6,214,128

Net income				2,906,269			2,906,269
Other comprehensive income, net of tax					2,494,676		2,494,676

Total comprehensive income							5,400,945

BALANCE, MARCH 31, 2005	191,800	13,765,372	23,637,628	(34,434,052)	8,690,125	(44,000)	11,615,073

Net income				4,753,570			4,753,570
Other comprehensive loss, net of tax					(2,136,531)		(2,136,531)

Total comprehensive income							2,617,039
Issuance of common stock, net of issuance cost	12,500	3,068,475	2,961,589				6,030,064
Purchase of common stock by an equity method investee						(40,238)	(40,238)

BALANCE, MARCH 31, 2006	204,300	¥16,833,847	¥26,599,217	¥(29,680,482)	¥6,553,594	¥(84,238)	¥20,221,938

	Thousands of U.S. Dollars (Note 1)
				Accumulated
				Other
		Additional		Comprehensive
	Common	Paid-in	Accumulated	Income	Treasury
	Stock	Capital	Deficit	(Note 12)	Stock	Total
BALANCE, MARCH 31, 2005	$117,172	$201,206	$(293,106)	$73,971	$(375)	$98,868

Net income			40,463			40,463
Other comprehensive loss, net of tax				(18,186)		(18,186)

Total comprehensive income						22,277
Issuance of common stock, net of issuance cost	26,119	25,209				51,328

Purchase of common stock by an equity method investee					(342)	(342)

BALANCE, MARCH 31, 2006	$143,291	$226,415	$(252,643)	$55,785	$(717)	$172,131

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2006

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2004	2005	2006	2006
OPERATING ACTIVITIES:
Net income (loss)	¥(2,270,686)	¥2,906,269	¥4,753,570	$40,463
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,008,324	4,193,093	4,209,037	35,828
Provision for retirement and pension costs, less payments	(16,960)	70,659	76,095	648
Provision for (reversal of) allowance for doubtful accounts and advances	449,164	24,781	(12,009)	(102)
Loss on disposal of property and equipment	109,588	143,887	118,855	1,012
Loss on disposal and impairment of telephone rights	48,201	99,075	2,040	17
Net gain on other investments	(1,412,858)	(2,439,330)	(3,197,690)	(27,219)
Foreign exchange losses (gains)	5,124	(15,466)	(7,825)	(67)
Gain arising from issuance of equity method investee’s share	(16,088)	(25,933)	—	—
Loss (gains) on retirement of convertible notes	(88,975)	5,195	—	—
Equity method net loss	286,317	33,208	13,746	117
Impairment loss on advance to Crosswave	1,719,981	—	—	—
Minority interests in earnings (losses) of subsidiaries	(235,812)	109,161	353,883	3,012
Deferred income tax expense (benefit)	1,976	(11,023)	(230,841)	(1,965)
Others	38,539	79,247	18,490	157
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	784,728	1,607,692	(4,460,173)	(37,965)
Decrease (increase) in inventories, prepaid expenses and other current and noncurrent assets	(275,103)	228,358	(1,390,398)	(11,835)
Increase (decrease) in accounts payable	(1,132,209)	(2,307,729)	4,975,623	42,353
Increase in income taxes payable	2,041	97,913	334,854	2,850
Increase (decrease) in accrued expenses and other current and noncurrent liabilities	(81,926)	439,440	1,001,567	8,526

Net cash provided by operating activities—(Forward)	¥1,923,366	¥5,238,497	¥6,558,824	$55,830

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2006

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2004	2005	2006	2006
Net cash provided by operating activities—(Forward)	¥1,923,366	¥5,238,497	¥6,558,824	$55,830

INVESTING ACTIVITIES:
Purchases of property and equipment	(1,657,302)	(577,133)	(919,366)	(7,826)
Purchase of short-term and other investments	(325,665)	(12,566)	(674,569)	(5,742)
Investment in an equity method investee	—	—	(750,000)	(6,384)
Purchase of subsidiary stock from minority shareholders	—	(61,680)	(192,142)	(1,635)
Proceeds from sales and redemption of short-term and other investments	2,170,584	2,976,017	3,613,239	30,756
Advance to Crosswave	(1,719,981)	—	—	—
Payments of guarantee deposits	(9,114)	(48,683)	(62,074)	(528)
Refund of guarantee deposits	683,132	71,850	568,869	4,842
Payment for refundable insurance policies	(21,007)	(25,231)	(25,917)	(221)
Refund from insurance policies	7,432	18,348	6,301	54
Acquisition of a newly controlled company, net of cash acquired	—	—	229,457	1,953
Acquisition of business	—	(375,123)	—	—
Other	19,458	8,204	11,052	94

Net cash provided by (used in) investing activities	(852,463)	1,974,003	1,804,850	15,363

FINANCING ACTIVITIES:
Proceeds from issuance of long-term borrowings	400,000	2,250,000	1,000,000	8,512
Repayments of long-term borrowings	(1,943,735)	(1,840,246)	(2,986,056)	(25,418)
Proceeds from securities loan agreement	—	2,546,320	4,897,040	41,684
Repayments of securities loan agreement	—	(816,800)	(5,626,960)	(47,897)
Principal payments under capital leases	(2,733,012)	(2,867,625)	(3,105,519)	(26,434)
Net increase (decrease) in short-term borrowings	1,740,495	(1,839,460)	(169,633)	(1,444)
Repurchase of convertible notes	(3,047,460)	(745,488)	—	—
Redemption of convertible notes	—	(11,088,000)	—	—
Proceeds from issuance of common stock, net of issuance cost	13,252,311	—	6,030,064	51,328
Proceeds from issuance of subsidiary stock to minority shareholders	—	188,632	—	—

Net cash provided by (used in) financing activities	7,668,599	(14,212,667)	38,936	331

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(43,615)	2,405	37,934	323

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,695,887	(6,997,762)	8,440,544	71,847

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,588,352	12,284,239	5,286,477	44,999

CASH AND CASH EQUIVALENTS, END OF YEAR	¥12,284,239	¥5,286,477	¥13,727,021	$116,846

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2006

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2004	2005	2006	2006
ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥625,248	¥613,817	¥426,692	$3,632
Income taxes paid	48,413	29,227	148,101	1,261
NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	1,865,309	4,433,906	3,842,952	32,712
Exchange of common stock investment due to merger:
Market value of common shares acquired	—	37,950	7,390	63
Cost of investment	—	2,500	2,584	22
Acquisition of business and a company:
Assets acquired	—	1,202,007	843,485	7,180
Cash paid	—	(375,123)	(733,589)	(6,244)
Liabilities assumed	—	826,884	109,896	936
See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Notes to Consolidated Financial Statements
1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. (“IIJ,” a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan and is 29.7 percent jointly owned by Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiary as of March 31, 2006. IIJ and subsidiaries (collectively, the “Company”) provide Internet access services throughout Japan and into the United States of America and the rest of Asia. The Company also provides Internet systems design and integration representing principally sales of Internet network systems and equipment and miscellaneous Internet access-related services.

The Company manages its business and measures results based on a single Internet-related services industry segment. Substantially all revenues are from customers operating in Japan.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Although the Company has incurred operating losses and net losses in each of the past six fiscal years ended March 31, 2004 (with the exception of operating income for the year ended March 31, 2002), the Company has recorded operating income and net income for the years ended March 31, 2005 and 2006. At March 31, 2006, the Company had indebtedness of ¥15,819,136 thousand. As a result of increasing net income, liquidation of certain available-for-sale securities and completion of a public offering of ¥6,030,064 thousand (after deducting stock issuance cost) on the Mothers market of the Tokyo Stock Exchange, the negative working capital of ¥4,637,376 thousand at March 31, 2005 turned positive in the amount of ¥4,887,974 thousand at March 31, 2006.

Certain Significant Risks and Uncertainties—

The Company has available-for-sale securities of ¥6,775,388 thousand at March 31, 2006 and believes that the fluctuations in stock price of available-for-sale securities could have a material adverse effect on the Company’s future financial position, results of operations or cash flows.

The Company relies on telecommunications carriers for significant portion of network backbone, and regional NTT subsidiaries, electric power companies and their affiliates for local connections to customers. Currently, NTT Communications is the largest provider of network infrastructure. The Company believes that its use of multiple carriers and suppliers significantly mitigates concentrations of credit risk. However, any disruption of telecommunication services could have an adverse effect on operating results.

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
Translation into U.S. Dollars—IIJ maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2006 of ¥ 117.48 = $1 solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.
Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. (“Net Care”), IIJ Technology Inc. (“IIJ Technology”), IIJ Media Communications Inc. (“MC”), which was merged with IIJ on October 1, 2005, IIJ America, Inc. (“IIJ America”) and IIJ Financial Systems Inc. (“IIJ FS”), which have fiscal years ending March 31, except for IIJ America. IIJ America’s fiscal year end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of March 31.
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
Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of impairment loss on advances to equity method investees, valuation allowances for deferred tax assets, allowance for doubtful accounts, and estimated useful lives of fixed assets. Actual results could differ from those estimates.
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
Equipment sales are reported on a gross or net basis in accordance with EITF Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”. Revenues are recognized when equipments are delivered and accepted by the customer.
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
Leases—Capital leases, which meet specific criteria noted in SFAS No.13, “Accounting for Leases”, are capitalized at the inception of the lease at the present value of the minimum lease payments. All other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

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
Impairment of Long-lived Assets—Long-lived assets consist principally of property and equipment, including those items leased under capital leases. The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. There were no impairment losses for long-lived assets for the three years in the period ended March 31, 2006.
Goodwill and Intangible Assets—In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31.
Pension and severance indemnities plans—The Company has pension plans and /or severance indemnities plans. The cost of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods, in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”.
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
Derivative Financial Instruments—All derivatives are recorded at fair value as either asset or liabilities in the balance sheet in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149 (collectively, “SFAS No. 133”). In accordance with SFAS No. 133, the Company designated interest swap contracts as a hedge of the variability of cash flows to be paid related to interest on floating rate borrowings (cash flow hedge) and the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the underlying transaction affects earnings. The ineffective portion of the gain or loss is reported in earning immediately. The Company enters into contracts to hedge interest rate risks and does not enter into contracts or utilize derivatives for trading purposes. For transactions which occurred after July 1, 2003, the Company adopted SFAS No. 149. The adoption of SFAS No.149 had no effect on the Company’s consolidated financial position or result of operation.
Stock Splits—On August 4, 2005, IIJ’s board of directors approved a five-for-one split of IIJ’s common stock. Shareholders of record on August 31, 2005 received an additional common share. The stock split was effective on October 11, 2005. In order to reflect this split, information pertaining to shares, earnings per share and issue price per share during the year ended March 31, 2004, has been restated in the accompanying financial statements and related notes.

Stock-based Compensation—The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (“APB”) No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the Company recognizes compensation expense in an amount equal to the excess of the quoted market price over the exercise price of the option at the grant date. For options with a vesting period, the compensation expense is charged to operations ratably over the vesting period. The Company has not recognized any stock-based compensation expense for the years ended March 31, 2004, 2005 and 2006.
In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” the following pro forma net income (loss) and income (loss) per share information for the years ended March 31, 2004, 2005 and 2006, including the effects of fair values associated with the warrants of IIJ Technology is presented as if the Company accounted for its stock options using the fair value method. Under the fair value method, the estimated fair value of the stock options is charged against income on a straight-line basis over the options’ vesting period:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2004	2005	2006	2006
Net income (loss):
As reported	¥(2,270,686)	¥2,906,269	¥4,753,570	$40,463
Addition: Total stock-based employee compensation determined under fair value based method for all awards, net of tax	(32,020)	—	—	—

Pro forma	¥(2,302,706)	¥2,906,269	¥4,753,570	$40,463

	Yen			U.S. Dollars
	2004	2005	2006	2006
Basic net income (loss) per common shares:
As reported	¥(14,321)	¥15,172	¥24,301	$207
Pro forma	(14,523)	15,172	24,301	207

	Yen			U.S. Dollars
	2004	2005	2006	2006
Diluted net income (loss) per common shares:
As reported	¥(14,321)	¥15,172	¥24,258	$206
Pro forma	(14,523)	15,172	24,258	206
Research and developments—Research and development costs are expensed as incurred.
Advertising—Advertising costs are expensed as incurred.
Basic and Diluted Net Income (Loss) per Share—Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the year. Diluted net income (loss) per share reflects the potential dilutive effect of stock options and convertible bonds.
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
New Accounting Standards—
In December 2004, the FASB issued revised SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123R”) which replaces the existing SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R requires compensation expense for stock options and other share-based payment to be measured and recorded based on the instruments’ fair value. SFAS No. 123R is effective for the fiscal period beginning after June 15, 2005. The Company will adopt SFAS No. 123R and the related FASB Staff Positions (“FSP”) on April 1, 2006 by using modified prospective application, which requires recognizing expenses for options granted prior to the adoption date equal to the fair value of unvested amounts over the remaining vesting period. The portion of these options’ fair value attributable to vested awards prior to the adoption of SFAS No. 123R is never recognized. As all existing granted stock-based awards of the Company have vested, the adoption of SFAS No. 123R will not have any impact on the Company’s consolidated financial position or results of operations.
In November 2005, the FASB issued FSP No. 115-1 and No. 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” on the basis of the EITF’s consensus on Issue 03-1,“The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. FSP No. 115-1 and No. 124-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. FSP No. 115-1 and No. 124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP No. 115-1 and No. 124-1 is effective for reporting periods beginning after December 15, 2005. The adoption of FSP No. 115-1 and No. 124-1 did not have a material effect on the Company’s financial position or results of operations.
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
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-amendment of APB Opinion No. 29” (“SFAS No. 153”). The statement addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on the Company’s consolidated financial position or results of operations.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections-a replacement of APB opinion No. 20 and SFAS No. 3” (“SFAS No. 154”). SFAS No. 154 requires that changes in accounting principle are retrospectively applied by applying the new accounting principle as of the beginning of the first period presented as if that principle had always been used, although APB opinion No. 20 required that changes in accounting principle are applied cumulatively in the period of change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In July 2005, the FASB issued FSP APB No.18-1, “Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence” (“FSP APB No. 18-1”). FSP APB No. 18-1 requires that an investor’s proportionate share of an investee’s equity adjustments for other comprehensive income is offset against the carrying value of the investment at the time significant influence is lost. FSP APB No. 18-1 is effective for reporting periods beginning after July 12, 2005. The adoption of FSP APB No. 18-1 did not have a material impact on the Company’s consolidated financial position or results of operations.

2.	OTHER INVESTMENTS
Pursuant to SFAS No. 115, all of the Company’s marketable equity securities were classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at March 31, 2005 and 2006 is as follows:

	Thousands of Yen
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
March 31, 2005

Available-for-sale—Equity securities	¥215,258	¥8,738,792	¥5,882	¥8,948,168

March 31, 2006

Available-for-sale—Equity securities	¥222,807	¥6,552,623	¥42	¥6,775,388

	Thousands of U.S. Dollars
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
March 31, 2006

Available-for-sale—Equity securities	$1,897	$55,776	$0	$57,673

The following table provides the fair value and gross unrealized losses of the Company’s investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2005 and 2006:

	Thousands of Yen
	Less than
	12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
March 31, 2005

Marketable equity securities	¥68,742	¥5,882	¥—	¥—	¥68,742	¥5,882

March 31, 2006

Marketable equity securities	¥1,338	¥42	¥—	¥—	¥1,338	¥42

Thousands of U.S. Dollars
Less than
	12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
March 31, 2006

Marketable equity securities	$11	$0	$—	$—	$11	$0
The Company regularly reviews all of the Company’s investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security’s market price.
The company’s unrealized loss on an investment in marketable equity security relates to a U.S. telecommunication equipment supplier. The fair value of the investment is approximately 3% less than its cost. The duration of the unrealized loss position was less than 6 months. Based on the Company’s ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired at March 31, 2006.
Proceeds from the sale of available-for-sale securities were ¥122,650 thousand, ¥2,614,768 thousand and

¥3,240,805 thousand ($27,586thousand) for the years ended March 31, 2004, 2005 and 2006, respectively. Gross realized gains of ¥55,965 thousand, ¥2,477,607 thousand and ¥3,222,397 thousand ($27,429 thousand) were included in other income (expenses) for the year ended March 31, 2004, 2005 and 2006, respectively, and gross realized losses of ¥8,925 thousand were included in other income (expenses) for the year ended March 31, 2004.
The aggregate cost of the Company’s cost method investments totaled ¥982,613 thousand and ¥1,245,317 thousand ($10,600 thousand) at March 31, 2005 and 2006, respectively.
Losses on the write-down of investments in certain nonmarketable equity and debt securities, included in other income (expenses) were recognized to reflect the decline in value considered to be other than temporary, totaled ¥229,944 thousand for the year ended March 31, 2004. Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expenses), were ¥34,151 thousand and ¥118,076 thousand, respectively, for the year ended March 31, 2005. Such losses in certain nonmarketable equity securities, included in other income (expenses) were ¥29,513 thousand ($251 thousand) for the year ended March 31, 2006.
Gains on exchange of securities of ¥35,450 thousand and ¥ 4,806 thousand ($41 thousand), included in other income (expenses), for the year ended March 31, 2005 and 2006, respectively, represented non-monetary gains from the exchange of marketable common shares in a merger transaction.
For the year ended March 31, 2004, IIJ sold all of its shares of DLJdirectSFG Securities Inc., which had been held as other investments, and proceeds and gross realized gain from the sale were ¥1,946,875 thousand and ¥1,571,875 thousand, respectively.
In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral from financial institutions under agreements known as lending and borrowing debt and equity securities contracts. Under the agreement, the Company loans equity securities without collateral. The Company has loaned ¥324,000 thousand ($ 2,758 thousand) of available-for-sale securities to the financial institution as of March 31, 2006.
3.	ALLOWANCE FOR DOUBTFUL ACCOUNTS AND ADVANCES
An analysis of the allowance for doubtful accounts and advances for the years ended March 31, 2004, 2005 and 2006 is as follows:

	Thousands of Yen
			Provision for
			(Reversal of)
	Balance at		Doubtful
	Beginning of	Credits	Accounts and		Balance at
	Year	Charged Off	Advances	Reclassification	End of Year
Year ended March 31, 2004	¥125,354	¥(81,913)	¥449,164	—	¥492,605

Year ended March 31, 2005	¥492,605	¥(68,516)	¥24,781	—	¥448,870

Year ended March 31, 2006	¥448,870	¥(357,519)	¥(12,009)	¥35,000	¥114,342

Thousands of U.S. Dollars
Reversal of
	Balance at		Doubtful
	Beginning of	Credits	Accounts and		Balance at
	Year	Charged Off	Advances	Reclassification	End of Year
Year ended March 31, 2006	$3,821	$(3,043)	$(102)	$297	$973

The provision for doubtful accounts and advances for the year ended March 31, 2004 included accounts receivable from Crosswave of ¥395,780 thousand and certain other customers.
The credits charged off for the year ended March 31, 2006 included the reversal of allowance for doubtful accounts of Crosswave amounted to ¥345,994 thousand ($2,945 thousand) due to the final distribution of remaining assets of Crosswave under the corporate reorganization proceedings.
4.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES

IIJ utilizes various companies in Japan and neighboring countries to form and operate its Internet business. Businesses operated by its equity method investees include dedicated high-speed data communication services, data center services (Crosswave) through December 15, 2003, connectivity services in Asian countries (Asia Internet Holding Co., Ltd., “AIH”) through September 2005, multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., “Multifeed”), Web page design services (atom Co., Ltd.), and data center services in Asian countries ( i-Heart Inc., “i-Heart” and Ayalaport Makati Inc., “Ayalaport” through June, 2004).

Since July 2004, Ayalaport is no longer accounted for under equity method due to dilution of the Company’s ownership and loss of ability to exercise significant influence.

AIH was no longer an equity method investee after October 1, 2005 since AIH was merged with IIJ.

On February 1, 2006, IIJ and Konami corporation established a joint venture company (Internet Revolution Inc.,”i-revo”) to operate comprehensive portal sites. IIJ invested ¥750,000 thousand ($6,384 thousand) to i-revo and owned 30 percent ownership as of March 31, 2006. IIJ accounted i-revo as an equity method investee.

The aggregate amounts of balances and transactions of the Company with these equity method investees other than Crosswave as of March 31, 2005 and 2006, and for each of the three years in the period ended March 31, 2006 are summarized as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2004	2005	2006	2006
Accounts receivable	¥—	¥118,130	¥253,208	$2,155
Accounts payable	—	96,727	17,084	145
Revenues	1,329,482	1,245,361	1,286,275	10,949
Costs and expenses	1,245,607	1,145,834	656,184	5,585
During each of the three years in the period ended March 31, 2006, the Company did not receive any dividends from its equity method investees.
The Company’s investments in and advances to these equity method investees and respective ownership percentage at March 31, 2005 and 2006 consisted of the following:

					Thousands of
		Thousands of Yen			U.S. Dollars
		2005		2006	2006
AIH	26.69%	¥275,386	—%	¥—	$—
Multifeed	28.58	242,719	29.44	317,144	2,700
Atom	40.00	155,837	40.00	116,974	995
i-revo		—	30.00	676,795	5,761
Other		39,665	—	52,058	443

Total		¥713,607		¥1,162,971	$9,899

Advances of ¥19,868 thousand and ¥34,545 thousand ($294 thousand ) to i-Heart, net of loan loss valuation allowance were included in the balances as of March 31, 2005 and 2006 respectively.
Crosswave, was formed in October 1998 with ownership interests held by IIJ (40 percent), Toyota Motor Corporation (“Toyota”) (30 percent) and Sony Corporation (“Sony”) (30 percent). On August 9, 2000, Crosswave completed an initial public offering in the NASDAQ National Market in the United States of America. Concurrently, IIJ purchased 15,000 newly issued Crosswave common shares and on December 27,

2000, IIJ also purchased 3,000,000 ADSs, representing 15,000 shares of Crosswave from the market. As a result of these transactions, the ownership of IIJ, Sony and Toyota at March 31, 2003 was 37.85 percent, 23.9 percent and 23.9 percent, respectively.
On May 21, 2002, in connection with the Crosswave Financing Facilities Agreement (the “Agreement”), the Company entered into a Cash Deficiency Support Agreement (“CDS Agreement”) with Crosswave and four Japanese commercial banks. In accordance with the provisions of the CDS Agreement, the Company deposited ¥5,000,000 thousand into a restricted account with a participating bank in May 2002.
In May and June 2003, the Company made unsecured loans of ¥1,719,981 thousand in total to Crosswave in order for Crosswave to meet its scheduled debt service obligation.
On August 20, 2003, Crosswave filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan. On August 28, 2003, Crosswave received an order from the Tokyo District Court for the commencement of corporate reorganization proceedings. As a result of the commencement of corporate reorganization proceedings, the Company no longer has had the ability to exercise significant influence over operating and financial policies of Crosswave.
The Company recorded an equity method loss of Crosswave of ¥5,514,383 thousand for the year ended March 31, 2003, based on unaudited net loss information publicly disclosed by Crosswave prior to the commencement of corporate reorganization proceedings by Crosswave and not reflecting any adjustments which may have been required in respect thereof. In addition, the Company assessed the impairment of its investment in and deposits for Crosswave considering an evaluation of the recoverability of the equity investee’s underlying net assets through sale or future operations upon emergence from bankruptcy and recognized an impairment loss on investment in and deposits for Crosswave of ¥7,153,087 thousand for the year ended March 31, 2003. This impairment loss consisted of the carrying amount of the investment of ¥2,098,762 thousand, the realized gain of related foreign currency translation adjustments of ¥1,925 thousand, stock purchase rights of ¥56,250 thousand and deposits of ¥5,000,000 thousand under the CDS Agreement.
The loans of ¥1,719,981 thousand made by the Company in May and June 2003 to Crosswave and accounts receivable from Crosswave of ¥395,780 thousand as of August 19, 2003 were written off in the year ended March 31, 2004.
     Revenues from Crosswave consisted principally of dedicated Internet access services, monitoring services and sales of network systems which amounted to ¥1,196,080 thousand for the year ended March 31, 2004.
Cost and expenses incurred from transactions with Crosswave mainly consist of the cost of dedicated high-speed data communication services, which amounted to ¥4,816,146 thousand for the year ended March 31, 2004. The revenues and costs and expenses include those recognized after Crosswave’s filing voluntary petition of corporate reorganization, which amounted to ¥425,597 thousand and ¥1,820,518 thousand, respectively.
5.	PROPERTY AND EQUIPMENT
Property and equipment as of March 31, 2005 and 2006 consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2005	2006	2006
Data communications equipment	¥543,365	¥781,605	$6,653
Office and other equipment	904,532	718,362	6,115
Leasehold improvements	823,313	780,143	6,641
Purchased software	4,917,483	5,425,819	46,185
Capitalized leases, primarily data communications equipment	13,251,657	14,458,667	123,073

Total	20,440,350	22,164,596	188,667
Less accumulated depreciation and amortization	(10,717,984)	(11,865,100)	(100,997)

Property and equipment—net	¥9,722,366	¥10,299,496	$87,670

6.	GOODWILL AND INTANGIBLE ASSETS

The components of intangible assets as of March 31, 2005 and 2006 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2005	2006	2006
Non-amortized intangible assets:
Telephone rights	¥14,616	¥12,555	$107
Customer relationship	113,360	113,360	965
Goodwill	433,235	506,679	4,313

Total intangible assets	¥561,211	¥632,594	$5,385

The Company recorded disposal losses of ¥48,201 thousand, ¥73,271 thousand and ¥2,040 thousand ($17 thousand) on telephone rights, which were not used by the Company upon cancellation of the contracts for the usage of telephone circuits for dial-up access services and the disposal loss was included in general and administrative expenses for the years ended March 31, 2004, 2005 and 2006, respectively.
NTT reduced the price of telephone rights by 50 percent after March 1, 2005 and the Company recorded an impairment loss of ¥25,804 thousand on telephone rights based on the new purchase price. The impairment loss was included in general and administrative expenses for the year ended March 31, 2005.
Goodwill of ¥405,349 thousand and ¥73,444 thousand ($625 thousand) was recorded for the years ended March 31, 2005 and 2006, respectively.
On October 1, 2004, IIJ Financial Systems, a 100 percent owned subsidiary of IIJ Technology, which was a 69 percent owned subsidiary of IIJ at October 1, 2004, purchased the securities systems development and operation business from Yamatane Co.,Ltd (“Yamatane”) in order to initiate a business relationship with Yamatane’s customer base. The primary factor that contributed to the recognition of goodwill was an assembled workforce. The results of operations of this business are included in the statement of operations of the Company from October 1, 2004. The cash paid for this business was ¥375,123 thousand including incremental costs directly related to the transaction. The Company acquired an order backlog of ¥6,254 thousand, customer relationships valued at ¥113,360 thousand and recorded goodwill of ¥251,127 thousand in the transaction. The backlog became fully amortized during the year ended March 31, 2005. The pro forma impact of the acquisition of the business operations of Yamatane on consolidated revenues and net income (loss) of the Company, assuming the acquisition had been completed at the beginning of fiscal 2004 and 2005, would have been an increase to consolidated revenues of ¥2.3 billion and ¥1.2 billion, respectively, and a decrease to net loss of ¥109 million in fiscal 2004 and an increase to net income of ¥56 million in fiscal 2005.
No impairment on goodwill was recognized during the years ended March 31, 2004, 2005 and 2006.
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
Operating Leases—The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ’s network. The leases for domestic backbone connectivity are generally either non-cancelable for a minimum one-year lease period or cancelable during a lease period of three years, with a significant penalty for cancellation (35 percent). The leases for international backbone connectivity during one-year lease period are substantially non-cancelable. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2008 and also leases its network operation centers under non-cancelable operating leases.
Refundable guarantee deposits as of March 31, 2005 and 2006 consist of as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2005	2006	2006
Head office	¥1,705,036	¥1,185,307	$10,090
Sales and subsidiaries offices	296,971	308,494	2,626
Others	48,658	55,852	475

Total refundable guarantee deposits	¥2,050,665	¥1,549,653	$13,191

Lease expenses related to backbone lines for the years ended March 31, 2004, 2005 and 2006 amounted to ¥4,719,638 thousand, ¥3,550,885 thousand and ¥ 3,516,322 thousand ($ 29,931 thousand), respectively. Lease expenses for local access lines for the years ended March 31, 2004, 2005 and 2006, which are only attributable to dedicated access revenues, amounted to ¥3,500,468 thousand, ¥4,040,192 thousand and ¥ 4,558,382 thousand ($ 38,801 thousand), respectively. Other lease expenses for the years ended March 31, 2004, 2005 and 2006 amounted to ¥3,786,739 thousand, ¥3,303,717 thousand and ¥ 3,653,766 thousand ($ 31,101 thousand), respectively.
The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥88,895 thousand, ¥406,451 thousand and ¥435,224 thousand ($3,705 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥13,251,657 thousand and ¥6,336,386 thousand at March 31, 2005 and ¥14,458,667 thousand ($123,073 thousand) and ¥ 6,819,503 thousand ($ 58,048 thousand) at March 31, 2006, respectively.
As of March 31, 2006, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	Connectivity			Connectivity
	Lines	Other		Lines	Other
	Operating	Operating	Capital	Operating	Operating	Capital
	Leases	Leases	Leases	Leases	Leases	Leases
Year ending March 31:
2007	¥27,302	¥1,376,986	¥3,262,311	$232	$11,721	$27,769
2008	—	1,174,192	2,535,823	—	9,995	21,585
2009	—	142,566	1,778,729	—	1,214	15,141
2010	—	70,354	697,143	—	599	5,934
2011	—	19,623	179,496	—	167	1,528
2012 and thereafter	—	55,154	35,729	—	469	304

Total minimum lease payments	¥27,302	¥2,838,875	¥8,489,231	$232	$24,165	$72,261

Less amounts representing interest			504,658			4,296

Present value of net minimum capital lease payments			7,984,573			67,965
Less current portion			3,003,914			25,569

Noncurrent portion			¥4,980,659			$42,396

8.	BORROWINGS AND CONVERTIBLE NOTES

Short-term borrowings at March 31, 2005 and 2006 consist of bank overdrafts. Short-term borrowings bear fixed-rate interest and their weighted average rates at March 31, 2005 and 2006 were 1.375 percent.

Long-term borrowings as of March 31, 2005 and 2006 consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2005	2006	2006
Unsecured long-term loans payable to banks, maturing at various dates through calendar 2007 (see Note 15). Interest is payable at a variable rate. Weighted average interest rates were 3.255 percent, and 2.206 percent at March 31, 2005 and 2006, respectively.	¥208,000	¥374,000	$3,184
Unsecured long-term loans payable to banks (secured in 2005), maturing in calendar 2006 (see Note 15). Weighted average interest rates were 1.789 percent and 1.710 percent at March 31, 2005 and 2006, respectively.	2,350,000	600,000	5,107
Unsecured long-term loans payable to banks (secured in 2005), maturing at various dates through calendar 2007 (see Note 15). Interest is payable at a variable rate based on TIBOR which was 0.1 percent and 0.133 percent as of March 31, 2005 and 2006, respectively. Weighted average interest rates were 1.137 percent and 1.130 percent at March 31, 2005 and 2006, respectively.	1,400,000	1,150,000	9,789
Long-term installment loans payable at various dates through calendar 2007 (see Note 15). Interest rates were 2.55 percent at March 31, 2005 and 2006.	308,019	155,963	1,328

Total	4,266,019	2,279,963	19,408
Less current portion	(2,736,056)	(1,989,963)	(16,939)

Long-term borrowings, less current portion	¥1,529,963	¥290,000	$2,469

The Company entered into interest rate swap contracts to manage its interest rate exposure resulting in a fixed interest rate for a portion of its long-term debt. The effective weighted average interest rates for ¥1,400,000 thousand and ¥1,150,000 thousand ($9,789 thousand) of the long-term loan outstanding at March 31, 2005 and 2006 after giving effect to such swap agreements were 1.926 percent and 1.781 percent per annum, respectively (see Note 15).
On March 14, 2003, the Company entered into a long-term installment loan agreement with a leasing company to finance the payment for rental deposits given to other lessor for its new head office. The principal of the loan is ¥155,963 thousand ($1,328 thousand) and the loan is secured by a first priority pledge against a claim for the guarantee deposits of ¥1,146,039 thousand ($9,755 thousand) at March 31, 2006.
Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral (or additional collateral) or guarantor with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default. The Company did not provide banks with any collateral for outstanding loans as of March 31, 2006.

Annual maturities of long-term borrowings outstanding as of March 31, 2006 are as follows:

Year Ending		Thousands of
March 31	Thousands of Yen	U.S. Dollars
2007	¥1,989,963	$16,939
2008	290,000	2,469

Total	¥2,279,963	$19,408

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2006 was ¥3,210,000 thousand ($27,324 thousand).
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
In October and November 2003, IIJ repurchased a portion of its 1.750 percent unsecured yen convertible notes, with an aggregate face value of ¥3,168,000 thousand, for ¥3,047,460 thousand in the open market, resulting in a realized gain of ¥120,540 thousand. A portion of deferred issuance cost, amounting to ¥31,565 thousand, corresponding to the repurchased convertible notes was charged to income and was offset against the gain. The net gain realized on retirement of these convertible notes was presented as other income.
In June 2004, IIJ repurchased a portion of its 1.750 percent unsecured yen convertible notes, with an aggregate face value of ¥744,000 thousand, for ¥745,488 thousand in the open market, resulting in a realized loss of ¥1,488 thousand. A portion of deferred issuance cost, amounting to ¥3,707 thousand, corresponding to the repurchased convertible notes was charged to loss upon redemption. The net loss realized on retirement of these convertible notes was presented as other expense.
In March 2005, IIJ redeemed the remainder of its unsecured yen convertible notes amounting to ¥11,088,000 thousand at their carrying value.
Since August 2004, the Company has been a party to a securities loan agreement with a certain Japanese financial institution. The available-for-sale securities loaned to the financial institution were ¥2,189,600 thousand and ¥1,230,000 thousand ($10,470 thousand), and the cash received in return was ¥1,729,520 thousand and ¥999,600 thousand ($8,509 thousand) at March 31, 2005 and 2006, respectively. These transactions were accounted for as secured borrowings and the cash received was recorded as payable under the securities loan agreement and securities lent were recorded as other investments. The agreement requires the Company to provide certain marketable securities as collateral at the commencement of the transaction. The Company is required to make a partial repayment or receive additional borrowings depending on the market value of securities pledged. The Company paid the interest on the payables at a variable rate, which was 0.6349 percent and 0.37 percent as of March 31, 2005 and 2006, respectively.
9.	INCOME TAXES

Amendments to Japanese tax regulations were enacted into law on March 31, 2003 and became effective from the fiscal year beginning April 1, 2004. Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 42 percent for the year ended March 31, 2004 and 41 percent for the years ended March 31, 2005 and 2006.
The reserve for tax contingencies related to the denial of the usage of tax operating loss carryforwards by IIJ America, a U.S. subsidiary, was ¥197,753 thousand ($1,683 thousand) as of March 31, 2006. This is management’s best estimate of the potential liability for tax contingencies.

Income (loss) from operations before income tax expense, minority interests and equity in net loss of equity method investees and income tax expense for the years ended March 31, 2004, 2005, and 2006 consists of the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2004	2005	2006	2006
Income (loss) from operations before income tax expense, minority interests and equity in net loss of equity method investees:
Domestic	¥(535,648)	¥3,168,974	¥5,316,535	$45,255
Foreign	67,984	(20,466)	62,024	528

Total	¥(467,664)	¥3,148,508	¥5,378,559	$45,783

Income taxes—current:
Domestic	¥30,560	¥118,893	¥289,376	$2,463
Foreign	—	0	198,825	1,693

Total	¥30,560	¥110,893	¥488,201	$4,156

Income taxes—deferred:
Domestic	¥1,976	¥(11,023)	¥(230,841)	$(1,965)
Foreign	—	—	—	—

Total	¥1,976	¥(11,023)	¥(230,841)	$(1,965)

Net deferred income tax assets and liabilities are reflected on the consolidated balance sheets as of March 31, 2005 and 2006 as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2005	2006	2006
Current Assets—Other current assets	¥26,399	¥138,938	$1,183
Noncurrent Assets—Other assets	—	193,681	1,649
Noncurrent liabilities—Other noncurrent liabilities	(7,748)	(83,127)	(708)

Total	¥18,651	¥249,492	$2,124

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2005 and 2006 was as follows:

					Thousands of
	Thousands of Yen				U.S. Dollars
	2005		2006		2006
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Unrealized gains on available-for-sale securities	¥—	¥3,580,494	¥—	¥2,686,560	$—	$22,868
Valuation of limited partnership investments for tax purpose	—	35,014	—	81,020	—	690
Capitalized leases	74,621	—	84,345	—	718	—
Accrued expenses	185,732	—	161,902	—	1,378	—
Retirement and pension cost	58,885	—	89,705	—	764	—
Stock issuance cost	15,548	—	29,212	—	249	—
Allowance for doubtful accounts	1,461,058	—	16,333	—	139	—
Depreciation	25,699	—	25,070	—	213	—
Net loss on other investment	92,080	—	127,115	—	1,082	—
Operating loss carryforward	9,902,013	—	9,602,271	—	81,735	—
Other	261,843	27,563	121,659	69,109	1,036	588

Total	12,077,479	3,643,071	10,257,612	2,836,689	87,314	24,146
Valuation allowance	(8,415,757)	—	(7,171,431)	—	(61,044)	—

Total	¥3,661,722	¥3,643,071	¥3,086,181	¥2,836,689	$26,270	$24,146

As of March 31, 2005 and 2006, the valuation allowance for deferred tax assets has been provided at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥1,864,583 thousand, a decrease of ¥2,224,170 thousand and a decrease of ¥1,244,326 thousand ($10,592 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

As of March 31, 2006, IIJ and IIJ America had tax operating loss carryforwards of ¥22,359,559 thousand ($190,327 thousand) and $8,550 thousand, respectively. These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2013 in Japan and December 31, 2025 in the United States of America as follows:

Year Ending		Thousands of
March 31	Thousands of Yen	U.S. Dollars
2007	¥—	$—
2008	—	—
2009	915,435	7,792
2010	13,675,603	116,408
2011 and thereafter	8,772,948	74,677

Total	¥23,363,986	$198,877

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2006 is as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2004	2005	2006	2006
Amount computed by using normal Japanese statutory tax rate	¥(196,419)	¥1,290,888	¥2,205,209	$18,771
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	11,080	34,820	38,653	329
Reserve for tax contingencies	—	—	197,753	1,683
Inhabitant tax-per capital	30,560	23,410	25,085	213
Realization of tax benefit of operating loss carryforwards	(51,994)	(1,426,755)	(439,256)	(3,739)
Other change in valuation allowance	454,009	261,380	(1,933,379)	(16,457)
Tax benefit on losses of equity method investee	(80,355)	—	—	—
Expiration of operating loss carryforwards	611,498	—	149,750	1,275
Effect of change in tax rate	(42,034)	—	—	—
Tax benefit on losses of Crosswave	(722,098)	—	—	—
Other—net	18,289	(83,873)	13,545	116

Income tax expense as reported	¥32,536	¥99,870	¥257,360	$2,191

10.	RETIREMENT AND PENSION PLANS

IIJ and certain subsidiaries have unfunded retirement benefit and noncontributory defined benefit pension plans which together cover substantially all of their employees who are not directors and also participate in a contributory multi-employer pension plan, the Japan Computer Information Service Employee’s Pension Fund (the “Multi-Employer Plan”), covering substantially all of their employees.

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
     Net periodic pension cost for the years ended March 31, 2004, 2005 and 2006 included the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2004	2005	2006	2006
Service cost	¥150,149	¥221,132	¥240,765	$2,049
Interest cost	8,809	14,944	20,524	175
Expected return on plan assets	(11,722)	(13,129)	(16,736)	(142)
Amortization of transition obligation	402	402	402	3
Recognized net actuarial loss	575	8,262	1,904	16

Net periodic pension cost	¥148,213	¥231,611	¥246,859	$2,101

The funded status as of March 31, 2005 and 2006 is as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2005	2006	2006
Change in benefit obligation:
Benefit obligation at beginning of year	¥933,969	¥1,140,240	$9,706
Service cost	221,132	240,765	2,049
Interest cost	14,944	20,524	175
Actuarial loss (gain)	(558)	(31,171)	(266)
Benefit paid	(29,247)	(40,906)	(348)

Benefit obligation at end of year	¥1,140,240	¥1,329,452	$11,316

Change in plan assets:
Fair value of plan assets at beginning of year	¥656,443	¥796,946	$6,784
Actual return on plan assets	17,844	68,185	580
Employer contribution	143,471	155,191	1,321
Benefits paid	(20,812)	(22,466)	(191)

Fair value of plan assets at end of year	¥796,946	¥997,856	$8,494

Funded status	(343,294)	(331,596)	(2,822)
Unrecognized actuarial loss	195,530	111,009	945
Unrecognized transition obligation	4,418	4,016	34

Net amount recognized	¥(143,346)	¥(216,571)	$(1,843)

Accumulated benefit obligation	¥635,122	¥750,900	$6,392

Amounts recognized in the consolidated balance sheets consist of accrued retirement and pension costs of ¥143,346 thousand as of March 31, 2005, and prepaid pension costs of ¥3,891 ($33 thousand) thousand and accrued retirement and pension costs of ¥220,462 thousand ($1,877 thousand) as of March 31, 2006.
The Company uses a March 31 measurement date for all its plans.
Actuarial assumptions as of March 31:

	Benefit
	Obligations		Net Periodic Costs
	2005	2006	2004	2005	2006
Discount rate	1.8%	2.0%	1.5%	1.6%	1.8%
Expected long-term rate of return on plan assets			2.5	2.0	2.1
Rate of increase in compensation	3.4	3.4	2.0	3.25	3.4
The Company sets the discount rate assumption annually at March 31 to reflect the market yield of Japanese Government Bonds matched against the average remaining service period of employees.
The basis for determining the long-term rate of returns is a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company.
IIJ’s funding policies with respect to the noncontributory plan are generally to contribute amounts considered tax deductible under applicable income tax regulations. Plan assets including life insurance pooled investment portfolios consist of Japanese Government bonds, other debt securities and marketable equity securities.

Life insurance pooled investment portfolios are managed by an insurance company and guarantee a minimum rate of return.
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
The projected allocation of the plan assets managed by the insurance company is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 63.0%, 35.0%, and 2.0% of the plan assets excluding pooled investment portfolios will be allocated to debt securities, equity securities and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. 50% of the employer‘s contribution to the plan during the year ending March 31, 2007 will be allocated to life insurance pooled investment portfolios and other 50% will be allocated to the forementioned investments.
The Company’s pension plan asset allocations as of March 31, 2005 and 2006 by asset category are as follows:

	2005		2006
Asset category:
Equity securities	21.3%	(34.8)%	22.4%	(35.9)%
Debt securities	38.8	(63.2)	38.8	(62.1)
Life insurance pooled investment portfolios	38.7	( —)	37.6	( —)
Other	1.2	(2.0)	1.2	(2.0)

Total	100.0%	(100.0) %*	100.0%	(100.0) %*

*The percentages in parentheses represent the Company’s position plan asset allocation excluding life insurance pooled investment portfolios.
The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 14 years and 21 years, respectively.
Contributions due and paid during the years ended March 31, 2004, 2005 and 2006 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥344,900 thousand, ¥466,543 thousand and ¥451,312 thousand ($3,842 thousand), respectively.
IIJ expects to contribute ¥155,191 thousand ($1,321 thousand) to its pension plan in the year ending March 31, 2007.
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Year Ending		Thousands of
March 31	Thousands of yen	U.S. Dollars
2007	¥30,823	$262
2008	45,551	388
2009	41,747	355
2010	45,766	390
2011	50,970	434
2012 —2016	294,075	2,503

Total	¥508,932	$4,332

Under the Japanese Commercial Code (the “Code”), the amount of retirement benefits for retiring directors and statutory auditors to be approved by the shareholders. In March, 2006, IIJ newly established a retirement plan for statutory auditors. The Company recorded a liability for the retirement benefits for statutory auditors of ¥2,870 thousand ($24 thousand), which would be required if they retire at March 31, 2006. There were no other benefits approved or paid to retired directors or statutory auditors for each of three years in the period ended March 31, 2006.

11.	SHAREHOLDERS’ EQUITY

Through May 1, 2006, IIJ is subject to the Code.

The Code requires that at least 50% of the issue price of new shares be recorded as common stock and that the rest of the issue price be recorded as additional paid-in capital, which is a component of capital surplus. The Code permits Japanese companies, in accordance with an approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders’ accounts.

The Code also provides that an amount equal to at least 10% of the aggregate amount available for dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total legal reserve and additional paid-in capital that exceeds 25% of common stock may be made available for payment of dividends in accordance with an approval of a shareholders’ meeting. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock in accordance with an approval of the Board of Directors.

The Code allows IIJ to purchase treasury stock and dispose of such treasury stock in accordance with an approval of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for dividends to shareholders.

In addition to the provision that requires an appropriation for legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. No amount was available for dividends under the Code as of March 31, 2006, based on the amount recorded in IIJ’s general books of account.

Dividends are paid in accordance with an approval of a shareholders’ meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid in accordance with an approval of the Board of Directors, subject to certain limitations imposed by the Code.

On May 1, 2006, a new corporation law (the “Corporation Law”) became effective. The Corporation Law reformed and replaced the Code with various revisions that, for the most part, are applicable to events or transactions occurring on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes brought about by the Corporation Law that affect financial matters are summarized below:

(a) Dividends

Under the Corporation Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend in accordance with an approval of a shareholders’ meeting. For companies that meet certain criteria such as: (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Statutory Auditors, and (4) having a term of service for directors prescribed as one year rather than two years as the normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation. Semiannual interim dividends may also be paid once a year in accordance with an approval of the Board of Directors. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporation Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for dividends to the shareholders, but the amount of net assets after dividends must be maintained as at least ¥3 million.

(b) Increases / decreases and transfer of common stock, reserve and surplus

The Corporation Law requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the capital account charged at the payment of such dividends up to the aggregate amount of legal reserve and additional paid-in capital equal to 25% of common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends in accordance with an approval of a shareholders’ meeting. Under the Corporation Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporation Law also provides that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among these accounts under certain conditions in accordance with an approval of a shareholders’ meeting.

(c) Treasury stock and treasury stock acquisition rights

The Corporation Law also allows companies to purchase treasury stock and dispose of such treasury stock in accordance with an approval of the Board of Directors if the company has prescribed so in its articles of incorporation. The amount of treasury stock purchased cannot exceed the amount available for dividends to the shareholders which is determined by specific formula.

The Corporation Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock.

On June 27, 2003, IIJ issued 16,325 new shares of common stock at ¥83,640 per share for ¥1,365,423 thousand by a private placement to third parties in Japan. The proceeds from the private placement were used as working capital of the Company.

On September 17, 2003, primarily to provide for the redemption of the convertible notes due March 2005, IIJ issued 63,075 new shares of common stock at ¥190,260 per share for ¥12,000,650 thousand in a private placement in Japan to NTT for ¥9,603,374 thousand, NTT Communications for ¥749,624 thousand,a wholly owned subsidiary of NTT, ITOCHU Corporation and Sumitomo Corporation for ¥499,432 thousand each and three other companies for ¥648,787 thousand. As a result of the transaction, the total number of IIJ’s outstanding common shares increased to 191,800 shares, and NTT and its subsidiary owned 31.6 percent of IIJ’s outstanding common shares. Concurrently, IIJ entered into a Subscription Agreement with NTT under which IIJ allows NTT to nominate up to three persons as directors or statutory auditors, subject to approval by IIJ’s shareholders. The agreement also provides NTT with preemptive rights to subscribe to any additional future issuances by IIJ in order to maintain its shareholding. In addition, IIJ and NTT agreed to undertake efforts to jointly engage in the development of broadband and information technology and other related business, to expand the business relationship between the two parties in connection with new business opportunities of IIJ and discuss secondment of employees to each other.

Upon completion of this transaction, NTT and its subsidiaries are related parties of the Company. The Company entered into a number of different types of transactions with NTT and its subsidiaries including purchases of wireline telecommunication services for Company’s offices. For the Company’s connectivity and value added services, the Company purchases international and domestic backbone services, local access lines and rental rack space in data centers from NTT and its subsidiaries. The Company sells to NTT and its subsidiaries its services including OEM services, system integration services and monitoring services for their data centers.

The amounts of balances as of March 31, 2005 and 2006 and transactions of the Company with NTT and its subsidiaries for the each of the three years in the period ended March 31, 2006, are summarized as follows.

				Thousands of
	Thousands of Yen			U.S. Dollars
	2004	2005	2006	2006
Accounts receivable	¥—	¥286,389	¥366,648	$3,121
Accounts payable	—	687,757	710,322	6,046
Revenues	954,341	1,413,379	1,394,791	11,873
Costs and expenses	4,531,189	7,672,480	8,075,542	68,740
In December, 2005, IIJ completed a public offering 12,500 new shares (equivalent to 5,000,000 ADSs) of common stock by a firm-commitment basis underwriting at an offering price of ¥534,022 (an issue value of ¥490,955) per share on the Mothers market of the Tokyo Stock Exchange. The net proceeds to IIJ from the public offering, after deducting stock issuance costs, were ¥6,030,064 thousand. Stock issuance costs of ¥106,873 thousand were deducted from additional paid-in capital.

Stock Option Plans—In May 2000, IIJ granted 295 options to 34 directors and employees. The options vested fully on April 8, 2002 and are exercisable for eight years from that date. In August 2001, IIJ granted 395 options to 44 directors and employees. The options became fully vested on June 28, 2003 and are exercisable for eight years from that date. No options are available for additional grant as of March 31, 2006. No compensation expense has been recognized in the consolidated statements of operations pursuant to APB No. 25, because the exercise price was greater than the market price on the dates of grant. In March 2000, IIJ Technology issued bonds with 2,000 detachable warrants in the amount of ¥600,000 thousand. The bonds were repurchased in April 2000 and warrants to purchase the subsidiary’s 775 common shares at an exercise price of ¥300,000 per share based on fair market value were immediately purchased by certain officers and employees of IIJ and the subsidiary. One thousand warrants were purchased by IIJ. Warrants were exercisable upon issuance. On March 29, 2006, 1,000 of the warrants of IIJ Technology were expired. The remaining warrants are exercisable through March 29, 2007. The exercise price was revised to ¥250,326 ($2,131 thousand) per share as of March 31, 2006, due to the effects of issuances of new shares during the year ended March 31, 2006.
The following table summarizes the transactions of IIJ’s stock option plans for the three years in the period ended March 31, 2006:

			Thousands of Yen
			Weighted Average
	Number of	Number of	Exercise Price per
	Options	Shares	Common Shares
Unexercised options outstanding—April 1, 2003	675	3,375	¥1,336
Options granted	—	—	—
Options exercised	—	—	—
Options forfeited	60	300	1,873

Unexercised options outstanding—March 31, 2004	615	3,075	¥1,063
Options granted	—	—	—
Options exercised	—	—	—
Options forfeited	70	350	1,510

Unexercised options outstanding—March 31, 2005	545	2,725	¥1,006
Options granted	—	—	—
Options exercised	—	—	—
Options forfeited	15	75	944

Unexercised options outstanding—March 31, 2006	530	2,650	¥1,007

Due to the effect of the stock split in October 2005, grantees of options can purchase five shares by exercising one option.

Summarized information about stock options outstanding as of March 31, 2006 is as follows:

	Outstanding		Exercisable
Exercise Price	Number of Shares	Remaining Life	Number of Shares
(Thousands of Yen)	Underlying Options	(in Years)	Underlying Options
¥ 2,163	975	4.0	975
334	1,675	5.3	1,675
12. OTHER COMPREHENSIVE INCOME
The change in each component of other comprehensive income (loss) for the years ended March 31, 2004, 2005 and 2006 is as follows:

	Thousands of Yen
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2004:
Foreign currency translation adjustments	¥(45,582)	¥—	¥(45,582)

Unrealized holding gain (loss) on securities:
Amount arising during the period	5,354,719	(2,184,739)	3,169,980
Less: Reclassification adjustments for losses included in net loss	(47,040)	19,192	(27,848)
Release in deferred tax asset valuation allowance*	—	2,165,547	2,165,547

Net unrealized holding gain (loss) during the period	5,307,679	—	5,307,679

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(7,561)	—	(7,561)
Less: Reclassification adjustments for losses included in net loss	26,303	—	26,303

Net gain on cash flow hedging derivative instruments	18,742	—	18,742

Other comprehensive income (loss)	¥5,280,839	¥—	¥5,280,839

Year ended March 31, 2005:
Foreign currency translation adjustments	¥(25,858)	¥—	¥(25,858)

Unrealized holding gain (loss) on securities:
Amount arising during the period	4,989,951	(2,045,880)	2,944,071
Less: Reclassification adjustments for gains included in net income	(2,478,906)	1,016,351	(1,462,555)
Release in deferred tax asset valuation allowance*	—	1,029,529	1,029,529

Net unrealized holding gain (loss) during the period	2,511,045	—	2,511,045

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(3,521)	—	(3,521)
Less: Reclassification adjustments for losses included in net income	13,010	—	13,010

Net gain on cash flow hedging derivative instruments	9,489	—	9,489

Other comprehensive income (loss)	¥2,494,676	¥—	¥2,494,676

	Thousands of Yen
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2006:
Foreign currency translation adjustments	¥38,331	¥—	¥38,331
Unrealized holding gain (loss) on securities:
Amount arising during the period	1,046,874	(429,218)	617,656
Less: Reclassification adjustments for gains included in net income	(3,227,203)	1,323,153	(1,904,050)
Increase in deferred tax asset valuation allowance*	—	(893,935)	(893,935)

Net unrealized holding gain (loss) during the period	(2,180,329)	—	(2,180,329)

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(4,541)	—	(4,541)
Less: Reclassification adjustments for losses included in net income	10,008	—	10,008

Net gain on cash flow hedging derivative instruments	5,467	—	5,467

Other comprehensive income (loss)	¥(2,136,531)	¥—	¥(2,136,531)

	Thousands of U.S. Dollars
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2006:
Foreign currency translation adjustments	$326	$—	$326
Unrealized holding gain (loss) on securities:
Amount arising during the period	8,911	(3,654)	5,257
Less: Reclassification adjustments for gains included in net income	(27,470)	11,263	(16,207)
Increase in deferred tax asset valuation allowance*	—	(7,609)	(7,609)

Net unrealized holding gain (loss) during the period	(18,559)	—	(18,559)

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(38)	—	(38)
Less: Reclassification adjustments for losses included in net income	85	—	85

Net gain on cash flow hedging derivative instruments	47	—	47

Other comprehensive income (loss)	$(18,186)	$—	$(18,186)

* The release (increase) in the deferred tax asset valuation allowance has resulted from unrealized gains and (losses) on available-for-sale securities, respectively.

The components of accumulated other comprehensive income (loss) at March 31, 2005 and 2006 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2005	2006	2006
Foreign currency translation adjustments	¥(33,295)	¥5,036	$43

Unrealized holding gain on securities	8,732,910	6,552,581	55,776

Loss on cash flow hedging derivative instruments	(9,490)	(4,023)	(34)

	¥8,690,125	¥6,553,594	$55,785

13.	BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share computation for three years ended March 31, 2004, 2005 and 2006 is as follows.

				Thousands of
	Thousands of Yen			U.S. Dollars
	2004	2005	2006	2006
Numerator:
Net income (loss)	¥(2,270,686)	¥2,906,269	¥4,753,570	$40,463
Effect of dilution	—	—	—	—

Net income (loss)-diluted	¥(2,270,686)	¥2,906,269	¥4,753,570	$40,463

	Number of shares
	2004	2005	2006
Denominator:
Weighted-average common shares outstanding	158,554	191,559	195,613
Effect of Stock options	—	—	342

Diluted common shares outstanding	158,554	191,559	195,955

	Yen			U.S. Dollars
	2004	2005	2006	2006
Basic net income (loss) per common share	¥(14,321)	¥15,172	¥24,301	$207

Diluted net income (loss) per common share	¥(14,321)	¥15,172	¥24,258	$206

For the year ended March 31, 2004, all potential common shares, shares issuable upon exercise of stock options or conversion of convertible notes, have been excluded from the computation of diluted net loss per share because the effect would be antidilutive.

For the year ended March 31, 2005, potentially dilutive shares have been excluded from the computation of diluted net income because the exercise prices of the options were greater than the average market price of the common shares and the effect of conversion of the convertible notes would be antidilutive.

For the year ended March 31, 2006, the following potentially dilutive shares have been excluded from the computation of diluted net income because the exercise prices of the options were greater than the average market price of the common shares.

Diluted net income (loss) per share does not include the effects of the following potential common shares:

	Year ended March 31
	2004	2005	2006
Shares issuable under stock options	3,075	2,725	975
Shares issuable related to convertible notes on an “as-if-converted” basis	2,975	—	—

14.	COMMITMENTS AND CONTINGENT LIABILITIES

In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming IIJ, certain of its officers and directors as defendants, and underwriters of IIJ’s initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinate proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of IIJ’s initial public offering violated the securities laws (i) by failing to disclose in the offering’s registration statement certain alleged compensation arrangements entered into with the underwriters’ clients, such as undisclosed commissions or tie-in agreements to purchase stock in the after-market, and (ii) by engaging in manipulative practices to artificially inflate the price of IIJ’s stock in the after-market subsequent to the initial public offering. On July 15, 2002, the Company joined in an ‘omnibus’ motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. In June 2003, the Company approved a settlement with the plaintiffs in this matter. IIJ, along with the settling issuer defendants, filed a motion seeking the court’s preliminary approval of the settlement. The court granted preliminary approval of the settlement on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. The settlement fairness hearing has been set for April 24, 2006. Following the hearing, if the court determines that the settlement is fair to the class members, the settlement will be approved. The settlement releases IIJ and the individual defendants for liability for the conduct alleged in the action. Under the settlement, the Company agreed to assign away, not assert, or release certain potential claims the Company may have against IIJ’s underwriters. Approximately 260 defendant issuers participated in this settlement. As to financial impact on the Company, the settlement provides that the class members will be guaranteed $1 billion in recoveries by the insurers of the issuers. In addition to IIJ’s portion of the proposed settlement, some of the continuing legal expenses incurred in connection with the partial settlement would be borne by IIJ’s insurer based on the settlement agreement and an individual agreement between IIJ and IIJ’s insurer. Consequently, the Company believes that there will be no significant financial impact on the Company as a result of this matter.

In addition to the foregoing, the Company is a party to other suits and claims that arise in the normal course of business. The negative adverse outcome of such suits and claims would not have a significant impact on the financial statements.

In January 19, 2006, IIJ entered into a joint venture agreement regarding the establishment and management of i-revo with Konami corporation. In the agreement, IIJ committed an additional contribution for capital investment or working capital to i-revo of up to ¥90,000 thousand ($766 thousand) for the period from November 2006 to April 2007.

15.	DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

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

The Company is also exposed to credit-related losses in the event of non-performance by counterparties to interest rate swaps, but it is not expected that any counterparties will fail to meet their obligations, because counterparties are internationally recognized financial institutions.

     Changes in fair value of interest rate swaps designated as hedging instrument are reported in accumulated other comprehensive income during the years ended March 31, 2004, 2005 and 2006. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the hedged bank borrowings affect earnings. The term, notional amount and repricing date of interest rate swaps exactly match those of the long-term borrowings. The swap terms are “at the market,” so they have zero value at inception. Thus, there was no ineffectiveness recognized in earnings for the years ended March 31, 2004, 2005 and 2006. For the years ended March 31, 2004, 2005 and 2006, net derivative loss of ¥26,303 thousand, ¥13,010 thousand and ¥10,008 thousand ($85 thousand) were reclassified to interest expense, respectively.
Approximately ¥7,116 thousand ($61 thousand) of accumulated other comprehensive loss related to the interest rate swaps are expected to be reclassified as an adjustment to interest expense as a yield adjustment of the hedged bank borrowings within the next 12 months.
Fair Value—In the normal course of business, the Company invests in financial assets and incurs financial liabilities. To estimate the fair value of those financial assets, liabilities and derivatives, the Company used quoted market prices to the extent that they were available. Where a quoted market price is not available, the Company estimates fair value using primarily the discounted cash flow method. For certain financial assets and liabilities, such as trade receivables and trade payables, which are expected to be collected and settled within one year, the Company assumed that the carrying amount approximates fair value due to their short maturities. Investment for which it is not practicable to estimate fair value are investments in a number of unaffiliated and unlisted smaller sized companies and the estimate of their fair values cannot be made without incurring excessive costs. Refundable insurance policies are carried at cash surrender value. The carrying amounts or notional amounts and fair value of financial instruments are summarized below:

					Thousands of
	Thousands of Yen				U.S. Dollars
	2005		2006		2006
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount or	Value	Amount or	Value	Amount or	Value
	Notional	or Gain	Notional	or Gain	Notional	or Gain
	Amount	(Loss)	Amount	(Loss)	Amount	(Loss)
Other investments for which it is:
Practicable to estimate fair value	¥8,948,168	¥8,948,168	¥6,775,388	¥6,775,388	$57,673	$57,673
Not practicable	982,613	—	1,245,317	—	10,600	—
Noncurrent refundable insurance policies (other assets)	62,636	62,636	82,252	82,252	700	700
Long-term borrowings and installment payable, including current portion	4,266,019	4,262,908	2,279,963	2,279,963	19,407	19,407
Interest rate swap contracts	1,400,000	(9,490)	1,150,000	(4,023)	9,789	(34)

Cash at March 31, 2005 and 2006 includes U.S. dollar denominated current bank deposits of ¥705,940 thousand and ¥442,169 thousand ($3,764 thousand), respectively.

16.	ADVERTISING EXPENSES

Advertising expenses incurred during the years ended March 31, 2004, 2005 and 2006 related primarily to advertisements in magazines, journals and newspapers and amounted to ¥106,525 thousand, ¥151,226 thousand and ¥223,696 thousand ($1,904 thousand), respectively.

17.	SUBSEQUENT EVENTS

At the 14th Ordinary General Shareholders’ Meeting held on June 28, 2006, IIJ’s shareholders approved the reductions of additional paid-in capital of ¥21,980,395 thousand ($187,099 thousand) and common stock of ¥2,539,222 thousand ($21,624 thousand) to eliminate accumulated deficit for purposes of reporting under the Corporation Law in its non-consolidated financial statements. The reductions are pursuant to Article 447.1 and 448.1 of the Corporation Law. The effective date is August 4, 2006.
* * * * * *