Form 20-F
period 2007-03-31
INTERNET INITIATIVE JAPAN INC
filed 2007-07-06
CIK 1090633

As filed with the Securities and Exchange Commission on July 6, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 0-30204
Kabushiki Kaisha Internet Initiative
(Exact Name of Registrant as Specified in Its Charter)
Internet Initiative Japan Inc.
(Translation of Registrant’s Name Into English)
Japan
(Jurisdiction of Incorporation or Organization)
Jinbocho Mitsui Bldg.
1-105 Kanda Jinbo-cho
Chiyoda-ku, Tokyo 101-0051, Japan
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

Common Stock	The NASDAQ Stock Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of March 31, 2007, 204,300 shares of common stock were outstanding, including 27,409 shares represented by an aggregate of 10,963,600 American Depositary Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐          No  ☑
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
Large Accelerated Filer  ☐     Accelerated Filer  ☑     Non-Accelerated Filer  ☐
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17  ☐          Item 18  ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐          No  ☑

PART I	2
Item 1. Identity of Directors, Senior Management and Advisers.	2
Item 2. Offer Statistics and Expected Timetable.	2
Item 3. Key Information.	2
Item 4. Information on the Company.	14
Item 4A. Unresolved Staff Comments.	41
Item 5. Operating and Financial Review and Prospects.	41
Item 6. Directors, Senior Management and Employees.	66
Item 7. Major Shareholders and Related Party Transactions.	72
Item 8. Financial Information.	74
Item 9. The Offer and Listing.	75
Item 10. Additional Information.	76
Item 11. Quantitative and Qualitative Disclosures about Market Risk.	87
Item 12. Description of Securities Other than Equity Securities.	88

PART II	88
Item 13. Defaults, Dividend Arrearages and Delinquencies.	88
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	89
Item 15T. Controls and Procedures.	89
Item 16A. Audit Committee Financial Expert.	90
Item 16B. Code of Ethics.	91
Item 16C. Principal Accountant Fees and Services.	91
Item 16D. Exemptions from the Listing Standards for Audit Committees.	92
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	93

PART III	93
Item 17. Financial Statements.	93
Item 18. Financial Statements.	93
Item 19. Exhibits.	93
EX-1.1 ARTICLES OF INCORPORATION, AS AMENDED
EX-4.24 AGREEMENT ON LIMITED LIABILITY, DATED JUNE 28, 2006 AND JUNE 26, 2007, BETWEEN INTERNET INITIATIVE JAPAN INC. AND OUTSIDE DIRECTORS AND OUTSIDE COMPANY AUDITORS
EX-12.1 CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER REQUIRED BY 17 C.F.R. 240. 13A-14(A)
EX-12.2 CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER REQUIRED BY 17 C.F.R. 240. 13A-14(A)
EX-13.1 CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER REQUIRED BY 18 U.S.C. SECTION 1350
EX-13.2 CERTIFICATION OF THE CHIEF FINANCIAL OFFICER REQUIRED BY 18 U.S.C. SECTION 1350

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

     As used in this annual report, references to “IIJ”, “the Company”, “we”, “our”, “our group” and “us” are to Internet Initiative Japan Inc. and its subsidiaries except as the context otherwise requires.
PART I

Item 1.	Identity of Directors, Senior Management and Advisers.
Not required.

Item 2.	Offer Statistics and Expected Timetable.
Not applicable.

Item 3.	Key Information.
A.	Selected Financial Data.
     You should read the selected consolidated financial data below together with Item 5. “Operating and Financial Review and Prospects”, of this annual report on Form 20-F and our consolidated financial statements and the notes to our consolidated financial statements beginning on page F-1. The consolidated statement of operations data and per share and American Depositary Shares (“ADS”) data below for the fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007, the consolidated balance sheet data below as of March 31, 2003, 2004, 2005, 2006 and 2007 and consolidated statements of cash flows for the fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007 under operating data below are derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm.

	As of and for the fiscal year ended March 31,
	2003	2004	2005	2006	2007	2007
	(millions of yen, except per share and ADS data)					(thousands of
						U.S. dollars,
						except per
						share and ADS
						data(1))
Statement of Operations Data:
REVENUES:
Connectivity and value-added services:
Dedicated access	¥13,815	¥12,862	¥11,373	¥10,625	¥10,792	$91,797
Dial-up access	3,155	3,088	2,937	2,674	2,416	20,554
Value-added services	3,603	4,296	5,005	6,250	7,416	63,079
Other	1,726	2,118	3,169	3,674	3,729	31,725

Total	22,299	22,364	22,484	23,223	24,353	207,155
Systems integration	15,013	11,848	15,854	23,505	30,527	259,672
Equipment sales	6,706	4,567	3,365	3,085	2,175	18,496

Total revenues	44,018	38,779	41,703	49,813	57,055	485,323

COST AND EXPENSES:
Cost of connectivity and value-added services	20,387	20,047	19,484	20,078	20,545	174,765
Cost of systems integration	13,090	9,852	12,200	18,120	23,529	200,145
Cost of equipment sales	6,417	4,346	3,111	2,818	1,894	16,104

Total cost	39,894	34,245	34,795	41,016	45,968	391,014
Sales and marketing	3,176	3,528	2,795	3,080	3,439	29,251
General and administrative	2,205	2,098	2,666	3,147	3,971	33,776
Research and development	414	358	199	159	177	1,508

Total cost and expenses	45,689	40,229	40,455	47,402	53,555	455,549

OPERATING INCOME (LOSS)	(1,671)	(1,450)	1,248	2,411	3,500	29,774

OTHER INCOME (EXPENSES):
Interest income	67	38	13	13	23	196
Interest expense	(733)	(702)	(686)	(437)	(397)	(3,381)
Other — net	(603)	1,646	2,573	3,392	1,923	16,356

Other income (expenses) — net	(1,269)	982	1,900	2,968	1,549	13,171

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT), MINORITY INTERESTS AND EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES	(2,940)	(468)	3,148	5,379	5,049	42,945
INCOME TAX EXPENSE (BENEFIT)	23	33	100	257	(804)	(6,839)
MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES	153	236	(109)	(354)	(233)	(1,979)
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES:(2)
Equity method net loss	(5,625)	(286)	(33)	(14)	(210)	(1,788)
Impairment loss on investment, advance and deposits for Crosswave	(7,153)	(1,720)	—	—	—	—

	As of and for the fiscal year ended March 31,
	2003	2004	2005	2006	2007	2007
	(millions of yen, except per share and ADS data)					(thousands of
						U.S. dollars,
						except per
						share and ADS
						data(1))
Total equity in net loss of equity method investees	¥(12,778)	¥(2,006)	¥(33)	¥(14)	¥(210)	$(1,788)

NET INCOME (LOSS)	¥(15,588)	¥(2,271)	¥2,906	¥4,754	¥5,410	$46,017

Per Share and ADS Data(3):
Basic net income (loss) per share	¥(138,689)	¥(14,321)	¥15,172	¥24,301	¥26,519	$226
Diluted net income (loss) per share	(138,689)	(14,321)	15,172	24,258	26,487	225
Basic net income (loss) per ADS equivalent	(346.72)	(35.80)	37.93	60.75	66.30	0.57
Diluted net income (loss) per ADS equivalent	(346.72)	(35.80)	37.93	60.65	66.22	0.56
Basic weighted average number of shares	112,400	158,554	191,559	195,613	203,992
Diluted weighted average number of shares	112,400	158,554	191,559	195,955	204,244
Basic weighted average number of ADS equivalents (thousands)	44,960	63,422	76,624	78,245	81,597
Diluted weighted average number of ADS equivalents (thousands)	44,960	63,422	76,624	78,382	81,698

Balance Sheet Data:
Cash and cash equivalent	¥3,588	¥12,284	¥5,286	¥13,727	¥13,555	$115,299
Total assets	32,064	42,737	37,116	50,705	47,693	405,691
Short-term borrowings	4,824	6,564	4,725	4,555	6,050	51,463
Current portion of long-term borrowings, including capital lease obligations	4,660	3,936	5,511	4,994	3,243	27,588
Long-term borrowings, including capital lease obligations	7,092	5,188	5,869	5,271	4,318	36,733
Convertible notes(4)	15,000	11,832	—	—	—	—
Common stock	7,082	13,765	13,765	16,834	16,834	143,194
Total shareholders’ equity (capital deficiency)	(10,004)	6,214	11,615	20,222	20,112	171,079

Operating Data:
Capital expenditures, including capitalized leases(5)	¥4,893	¥3,523	¥5,011	¥4,762	¥3,953	$33,622

Operating margin ratio(6)	(3.8)%	(3.7)%	3.0%	4.8%	6.1%
Net cash provided by (used in):

Operating activities	¥1,582	¥1,923	¥5,238	¥6,559	¥7,402	$62,959
Investing activities	(7,878)	(852)	1,974	1,805	(3,014)	(25,635)
Financing activities	(872)	7,669	(14,213)	39	(4,560)	(38,786)

(1)	The U.S. dollar amounts represent translations of yen amounts at the rate of ¥117.56 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2007.

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

(3)	We conducted a 1 to 5 stock split effective on October 11, 2005. The per share data is calculated based on the assumption that the stock split was made at the beginning of the fiscal year ended March 31, 2003. We did not declare any dividends during the five year period presented. On June 26, 2007, our shareholders approved the payment of a cash dividend to shareholders of record as of March 31, 2007 of ¥1,500 per share, an aggregate amount of ¥306 million.

(4)	In April 2000, we issued 1.75 percent unsecured convertible yen notes due March 2005 in the aggregate principal amount of ¥15,000 million. In November 2003 and June 2004, we repurchased and cancelled a portion of the aforementioned notes, in the aggregate principal amount of ¥3,168 million and ¥744 million, respectively. We redeemed the remainder of the unsecured convertible notes in March 2005.

(5)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure can be found below.

(6)	Operating income (loss) as a percentage of total revenues.
Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures
Capital expenditures
     We define capital expenditures as purchases of property and equipment plus acquisition of assets by entering into capital leases. We have included the information concerning capital expenditures because our management monitors our capital expenditure budgets and believes that it is useful to investors to know the trends of our capital expenditures and analyze and compare companies on the basis of such investments. Capital expenditures, as we have defined it, may not be comparable to similarly titled measures used by other companies.
     The following table summarizes the reconciliation of capital expenditures to purchases of property and equipment and acquisition of assets by entering into capital leases as reported in our consolidated statements of cash flows prepared and presented in accordance with U.S. GAAP.

	For the fiscal year ended March 31,
	2003	2004	2005	2006	2007
	(millions of yen)
Capital expenditures:
Acquisition of assets by entering into capital leases	¥3,578	¥1,866	¥4,434	¥3,843	¥2,665
Purchases of property and equipment	1,315	1,657	577	919	1,288

Total capital expenditures	¥4,893	¥3,523	¥5,011	¥4,762	¥3,953

Exchange Rates
     Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of our ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥117.56 per U.S. $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2007, the date of our most recent consolidated balance sheet contained in this annual report. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.
     The following table presents the noon buying rates for Japanese yen per U.S. $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low	Average(1)	Period-end
Fiscal year ended March 31,
2003	¥133.40	¥115.71	¥121.10	¥118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56

Calendar year 2007
January	¥121.81	¥118.49	¥120.45	¥121.02
February	121.77	118.33	120.50	118.33
March	118.15	116.01	117.26	117.56
April	119.84	117.69	118.93	119.44
May	121.79	119.77	120.77	121.76
June	124.09	121.08	122.69	123.39
July (through July 3, 2007)	122.40	122.32	122.36	122.40

(1)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.
     The noon buying rate on July 3, 2007 was ¥122.40 per $1.00.
B.	Capitalization and Indebtedness.
     Not required.
C.	Reasons for the Offer and Use of Proceeds.
     Not applicable.
D.	Risk Factors.
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
     Although we recorded operating income and net income in and after the fiscal year ended March 31, 2005, we incurred operating losses and net losses in each of the prior six fiscal years, with the exception of positive operating income for the fiscal year ended March 31, 2002, and our accumulated deficit as of March 31, 2007 amounted to ¥24.3 billion.
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
     In addition to factors related to general economic conditions in Japan, we may not be able to maintain our current level of revenues and profits or achieve our expected levels of revenues and profits due to several other factors, including, but not limited to:
•	a decrease in revenues from our Internet connectivity services because of lower unit prices per bandwidth and cancellation of large accounts especially due to severe price competition,

•	lower revenue growth and lower margins in our growing value-added services and systems integration, if we fail to successfully differentiate our services from those of our competitors, or experience a significant decrease in systems integration revenues from period to period due to the cancellation of one or more large projects or changes in the number of projects resulting from a seasonal fluctuation in the systems integration business in Japan,

•	an increase in backbone costs due to increased volume of Internet traffic and demand for leasing backbone lines, or a decline in the profitability of connectivity services if we contract for more capacity than we actually utilize to serve our customers,

•	an increase in expenses for network infrastructure, research and development and other similar investments which we may be forced to make in the future in order to remain competitive, or increased expenses relating to the leasing of additional equipment,

•	an increase in outsourcing costs, especially in our systems integration, if outsourcing costs increase, or we fail to manage outsourcing projects effectively or fail to cover outsourcing costs by raising enough revenues from outsourced projects,

•	an increase in SG&A costs, such as personnel expenses and advertising expenses, in conjunction with our expected or planned or continued business expansion,

•	the recording of an impairment loss as a result of an impairment test on the non-amortized intangible assets such as goodwill that is recorded related to any mergers and acquisitions,

•	a decline in the value and trading volume of our holding of available-for-sale securities from which we expect gains on sale or impairment losses on stocks of companies,

•	an increase of equity in net loss of equity method investees affected by an increase of net loss of our equity method investees, and

•	an amount and timing of recognition of deferred tax benefits or expenses resulting from a release or an increase of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and others.
     Please see Item 5, “Operating and Financial Review and Prospects” for more detailed information concerning our operations and other results.

We may not be able to compete effectively, especially against competitors with greater financial, marketing and other resources.
     The major competitors of our connectivity and value-added services are major telecommunications carriers like NTT Communications Corporation (“NTT Communications”) and KDDI Corporation (“KDDI”). Price competition for Internet connectivity services is still severe and may increase. For value-added services, price competition may also increase. This competition may adversely affect our revenues and profitability and may make it difficult for us to retain existing customers or attract new customers. The major competitors of our systems integration business are systems integrators like IBM Japan, NEC Corporation, Fujitsu Limited, NTT Data Corporation and their affiliates. Our major competitors have the financial resources to reduce prices in an effort to gain market share. There is strong competition among systems integrators that may adversely affect our revenues and profitability. Even though Nippon Telegraph and Telephone Corporation (“NTT”) and NTT Communications purchased shares of our company in September 2003, which resulted in the NTT Group becoming our largest shareholder, we plan to continue to operate our company separately and independently from the NTT Group, and will therefore continue to compete with the NTT Group.
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
If we fail to attract and retain qualified personnel, we may not be able to achieve our expected business growth.
     Our network, services, products and technologies are complex, and as a result, we depend heavily on the continued service of our engineering, research and development, and other personnel. As our business grows, we need to hire additional engineering, research and development, and other personnel. In particular, in order to continue to increase our revenues from value-added services and systems integration, we require more sales and engineering personnel to achieve our expectations. We are not sure that we will be able to keep or attract these human resources and control human resources cost adequately. Competition for qualified engineers, research and development personnel and employees in the telecommunications service industry in Japan is intense, and there is a limited number of persons with the necessary knowledge and experience. None of our employees are bound by any employment or noncompetition agreement. The realization of any or all of these risks may result in a failure to achieve our expected business growth.
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
If we fail to keep and manage our confidential customer information, we could be subject to lawsuits, incur expenses associated with our security systems or suffer damage to our reputation.
     We keep and manage confidential information and trade secrets obtained from our customers. We exercise care in protecting the confidentiality of such information and take steps to ensure the security of our network, in accordance with the law protecting personal information that came into effect in April 2005 and the requirements set by the Ministry of Internal Affairs and Communications (“MIC”), and the Ministry of Economy, Trade and Industry. However, our network, like all Information Technology systems, is vulnerable to external attack from computer viruses, hackers or other such sources. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information. If any material leak of such information were to occur, we could be subject to lawsuits for damages from our customers, incur expenses associated with repairing or upgrading our security systems and suffer damages to our reputation that could result in a severe decline in new customers as well as an increase in service cancellations. The realization of these or similar risks may have a material adverse effect on our business, financial condition and result of operations.
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
     Our future success depends on the continued service of our executive officers, particularly Mr. Koichi Suzuki, who is our president, chief executive officer and representative director, as well as the president and chief executive officer and representative director of our major subsidiaries. We rely in particular on his expertise in the operation of our businesses and on his relationships with our shareholders, the shareholders of the IIJ Group companies, our business partners and our employees. None of our executive officers, including Mr. Suzuki, is bound by an employment or noncompetition agreement.
Our investments in our subsidiaries and affiliated companies may not produce the returns we expect and may require additional funding.
     As part of our business strategy and for the purpose of maintaining various strategic business relations, we have, in the past, invested in a number of companies. There can be no assurance that we will be able to maintain or enhance the value or performance of such companies in which we have invested or may invest in the future, or that we will achieve the returns or benefits sought from these investments. Our substantial investment in Crosswave, our former equity method investee, for example, became worthless due to Crosswave’s commencement of corporate reorganization proceedings. In August 2003, Crosswave filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan, and as a result of our equity method net loss and an impairment loss taken in respect of our investment in Crosswave, our net loss for the fiscal year ended March 31, 2003 was ¥15.6 billion, the highest net loss that we have ever experienced. We also wrote off ¥2.1 billion of loans and accounts receivable outstanding from Crosswave for the fiscal year ended March 31, 2004. We also had an impairment loss relating to our investment in Asia Internet Holding Co., Ltd. (“AIH”) for the fiscal year ended March 2004. To the extent that these investments are accounted for by the equity-method and to the extent that the investee companies have net losses, our financial results will be adversely affected to the extent of our pro rata portion of these losses. Furthermore, we may lose all or part of our investment in these companies if their value decreases as a result of their financial performance or if these companies go bankrupt. If our interests differ from those of other investors in entities over which we do not exercise control, we may not be able to enjoy synergies with the investees and it may adversely affect our financial results or financial condition.
     We have invested in new subsidiaries and affiliated companies to expand our business and service offerings available to our customers. In February 2006, we invested ¥750 million in Internet Revolution Inc. (“i-revo”), a joint venture that we established with Konami Corporation, and i-revo is our equity method investee. In August 2006, we invested ¥110 million and established Net Chart Japan Inc. (“NCJ”) as our wholly owned subsidiary and NCJ succeeded the network construction business of Net Chart Japan

Corporation for ¥75 million. In April 2007, we invested ¥300 million in GDX Japan, K.K. (“GDX”) to acquire 51% of the equity of GDX and GDX became our consolidated subsidiary. GDX is a joint venture established with GDX Network, Inc. which is a company in the United States, to provide a message exchange network service in Japan. In June 2007, we acquired 100% of the equity of hi-ho, Inc. (“hi-ho”) from Panasonic Network Services Inc. (“PNS”) to take over PNS’s Internet service business for personal users and its solution business for its corporate customers for ¥1,200 million. In July 2007, we invested ¥235 million in Taihei Computer Co., Ltd (“TCC”) to acquire 45% of the equity of TCC, which manages customer loyalty reward program systems. TCC became our equity method investee. We may provide additional financial support in the form of loans to or additional equity investments in these subsidiaries and affiliated companies to enhance or maintain our business synergies with these subsidiaries and affiliated companies.
     We have reorganized our subsidiaries. In October 2005, IIJ Media Communications Inc. (“IIJ-MC”), our former subsidiary, was merged into us after a portion of IIJ-MC’s business was transferred to IIJ Technology Inc. (“IIJ-Tech”) and we have acquired AIH, our former equity method investee, after AIH became our wholly owned consolidated subsidiary. In May 2007, we made our two subsidiaries, IIJ-Tech and Net Care, Inc., wholly owned through share exchanges to increase synergies among our group companies and allocate group resources more efficiently to provide our total network solutions to our customers. However, there is no guarantee that we will be able to achieve the benefit of the transactions as expected.
We may have an impairment loss as a result of an impairment test on the non-amortized intangible assets that is recorded related to mergers and acquisitions.
     As of March 31, 2007, our intangible assets such as goodwill were approximately ¥2.8 billion. If the business operations of our subsidiaries and others are adversely affected by factors such as a significant adverse change in their business climate, we may have an impairment loss as a result of an impairment test on the non-amortized intangible assets such as goodwill. The realization of any impairment losses on the non-amortized intangible assets may result in material adverse effects on our financial condition and results of operations.
The amounts and timing of recognition of deferred tax benefits or expenses related to tax operating loss carryforwards may adversely affect our financial results.
     As of March 31, 2007, the Company had tax operating loss carryforwards of ¥17.1 billion. The loss carryforwards are available to offset future taxable income and will expire as shown in Note 9 to our consolidated financial statements. We recorded ¥1.5 billion of deferred tax benefit resulting from a release of valuation allowance against deferred income tax assets related to tax operating loss carryforwards for the fiscal year ended March 31, 2007. The amounts and timing of recognition of the deferred tax benefits or expenses may adversely affect our financial condition and results of operations.
Fluctuations in the stock prices of companies or impairment losses on stocks of companies in which we have invested may significantly influence our financial condition.
     We have invested in non-affiliated companies in order to further our business relationships with these companies. We recorded gross realized gains from the sale of available-for-sale securities of ¥3.2 billion for the fiscal year ended March 31, 2007 and the book value of our remaining available-for-sale securities was ¥1.3 billion at March 31, 2007. We may acquire additional securities of non-affiliated companies. However, the book value can change significantly due to changes in the financial condition of non-affiliated companies, general economic conditions in Japan or fluctuations in the Japanese stock markets. Fluctuations in the stock prices of companies in which we have invested may have a significant effect on our financial results. As a result, we may not be able to achieve our expected gains on the sale of available-for-sale securities. In addition, should we choose to sell all or a portion of these shares, it is not certain that we will be able to do so on favorable terms. Furthermore, we may have an impairment loss on stocks of companies in which we have invested. For the fiscal year ended March 31, 2007, we recorded an impairment loss of ¥ 1.4 billion on unlisted securities, including an impairment loss of ¥1.0 billion on the securities of IPMobile Incorporated.
NTT, our largest shareholder, could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of our other shareholders.
     NTT and its affiliates currently own 29.7% of our outstanding shares as of March 31, 2007. In September 2003, we entered into a subscription agreement with NTT. Under this subscription agreement, we have agreed to allow NTT to nominate up to three persons as either directors or company auditors, subject to approval by our shareholders at our first general shareholders’ meeting after NTT’s investment. At our general shareholders’ meeting on June 24, 2004, two directors nominated from NTT Group were appointed, one of whom was nominated as an executive vice president. At our general shareholders’ meeting on June 28, 2006, our executive vice president, Mr. Fukuzo Inoue, completed his term and retired, and an other director, Mr. Takashi Hiroi was reapproved to be an outside director. As our largest shareholder, NTT may be able to exercise substantial influence over us. In addition, as part of this subscription agreement, we have agreed to collaborate with NTT in various businesses. While we intend to conduct our day-to-day operations independently of NTT and its group companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interests, which may not be in our interest or that of other shareholders.
We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.
     We rely on telecommunications carriers such as NTT Communications and KDDI for a significant portion of our network backbone and Nippon Telegraph and Telephone East Corporation and Nippon Telegraph Telephone West Corporation and electric power companies and their affiliates for local access lines for our customers. After the transfer of operating lease agreements from Crosswave, our former equity method investee, following its filing for corporate reorganization, we now procure significant portions of our network backbone and data center facilities pursuant to operating lease agreements with NTT Communications, our largest provider of network infrastructure. For the fiscal year ended March 31, 2007, 66.2% in costs for our domestic network backbone was for NTT Communications. We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.
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

The risks inherent in international markets and other risks associated with our international business may adversely affect our future international expansion and our financial results.
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
     We may raise additional funds in the future to raise additional working capital and for other financial needs. We completed private placements in June and September 2003 of an aggregate of 15,880 shares of our common stock to investors in Japan in order to raise funds for working capital and repayment of convertible notes. We issued 12,500 new shares of our common stock along with our listing on the Mothers market of the Tokyo Stock Exchange in December 2005, after conducting a 1 to 5 split of our shares of common stock in October 2005. On May 11, 2007, we issued 2,178 shares of common stock to make our two consolidated subsidiaries wholly owned through share exchanges. If we choose to raise such funds from the issuance of equity shares of our common stock or securities convertible into our common stock, existing shareholders may incur substantial dilution.
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
     On August 20, 2003, Crosswave Communications Inc. (“Crosswave”), our former equity method investee and primary provider of data communication services, and two of its subsidiaries filed voluntary petitions with the Tokyo District Court for the commencement of corporate reorganization proceedings, which are proceedings to rehabilitate an insolvent company similar in some respects to Chapter 11 bankruptcy proceedings in the United States. As a result, we wrote-off our investment in Crosswave and no longer consider Crosswave to be an IIJ Group company. On December 15, 2003, the business operations of Crosswave, including its network on which we relied to provide our network services, were transferred to NTT Communications Corporation (“NTT Communications”). We have contracted with NTT Communications for the continued use of the network it acquired from Crosswave.

     On June 26 and September 16, 2003, we completed private placements of a total of 15,880 shares of our common stock to investors in Japan for an aggregate amount of ¥13.3 billion for working capital and repayment of our outstanding 1.75% convertible notes due on March 31, 2005. As a result of these transactions, the total number of our issued shares of common stock increased to 38,360 and shareholding of the Nippon Telegraph and Telephone Corporation (“NTT”) Group increased to 31.6%. We have also agreed with NTT that it has the right to nominate three persons to serve as either our directors or company auditors, subject to shareholder approval of any nomination at our first general shareholders’ meeting after NTT’s investment. In addition, we and NTT agreed to undertake efforts to jointly engage in the development of broadband and Information Technology and other related business, to expand the business relationship between us and NTT in connection with new business opportunities and to discuss secondment of employees to each other.
     On October 1, 2005, IIJ Media Communications Inc. (“IIJ-MC”), our former consolidated subsidiary, was merged into us after a portion of IIJ-MC’s business was transferred to IIJ Technology Inc. (“IIJ-Tech”), our consolidated subsidiary. Asia Internet Holding Co., Ltd., our former equity method investee, became our wholly owned consolidated subsidiary, and was merged into us on October 1, 2005. In each of the mergers, we became the surviving company. On May 11, 2007, we made our two subsidiaries, IIJ-Tech and Net Care, Inc. (“Net Care”) wholly owned through share exchanges to increase synergies among our group companies and allocate group resources more efficiently to provide our total network solutions to our customers.
     On December 2, 2005, we listed on the Mothers market of the Tokyo Stock Exchange (“TSE”). In connection with the listing, we issued 12,500 new shares of common stock for an amount of ¥6.0 billion. As we conducted a 1 to 5 split of our shares of common stock on October 11, 2005, the total number of our issued shares of common stock increased to 204,300. On December 14, 2006, we moved to the First Section of the TSE for our listing in Japan, without the issuance of new shares.
     On February 1, 2006, we established a joint venture company, Internet Revolution Inc. (“i-revo”) with Konami Corporation, with the purpose of operating comprehensive portals sites. We invested ¥750 million and hold 30.0% of the company. i-revo is our equity method investee. On August 10, 2006, we invested ¥110 million and established Net Chart Japan Inc. (“NCJ”) as our wholly owned subsidiary to provide network construction that is mainly related to Local Area Networks. In April 2007, we invested ¥300 million in GDX Japan, K.K. (“GDX”) to acquire 51% of the equity of GDX and GDX became our consolidated subsidiary to provide a message exchange network service in Japan. On June 1, 2007, we acquired 100% of the equity of hi-ho, Inc. (“hi-ho”) for ¥1,200 million from Panasonic Network Services Inc. (“PNS”) to take over PNS’s Internet service business for personal users and its solution business for its corporate customers. In July 2007, we invested ¥235 million in Taihei Computer Co., Ltd (“TCC”) to acquire 45% of the equity of TCC, which manages customer loyalty reward program systems. TCC became our equity method investee.
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

	For the fiscal year ended March 31,
	2005	2006	2007
Connectivity services	34.3%	26.7%	23.1%
Value-added services	12.0%	12.5%	13.0%
Systems integration	38.0%	47.2%	53.5%
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
     We have created an Internet network that extends throughout Japan by leasing lines from telecommunications carriers. Our backbone is one of the highest capacity Internet backbones in Japan. As of July 3, 2007, we operated 12 points of presence (“POPs”) for dedicated access, 17 POPs for dial-up access and 13 Internet data centers. POPs are the main points at which our customers connect to our backbone, throughout Japan. Our policy on the management of our backbone is that we upgrade the bandwidth depending on demand and with maximum cost effectiveness. Our backbone network also extends to the United States, with a total capacity of 7.2 Gbps (3 STM-16 trunk lines) as of July 3, 2007.
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
     The following table shows the number of our Internet connectivity service subscribers as of the dates indicated:

	As of March 31,
	2003	2004	2005	2006	2007
Dedicated access service contracts:
IP service:
Low Bandwidth (64 kbps — 768 kbps)	147	93	89	85	64
Medium Bandwidth (1 Mbps — 99 Mbps)	473	565	660	654	687
High Bandwidth (100 Mbps —)	43	80	114	157	224
Total IP Service	663	738	863	896	975
IIJ T1 Standard and IIJ Economy	939	504	276	109	45
IIJ Data Center Connectivity Service	156	196	231	247	282
IIJ FiberAccess/F and IIJ DSL/F (Broadband Services)	3,550	5,788	9,873	13,297	16,418

Total dedicated access service contracts	5,308	7,226	11,243	14,549	17,720
Dial-up access service contracts:
Under IIJ Brand	86,183	75,136	68,068	62,176	57,480
OEM	443,601	620,731	625,908	568,307	476,483

Total dial-up access service contracts	529,784	695,867	693,976	630,483	533,963
     As of July 3, 2007, we mainly offer the following Internet connectivity services.

Pricing
Service Type	Summary Description	(excluding consumption tax)
Dedicated access services
IP Service	Full-scale dedicated line service with high-speed access for businesses and other network operators with demanding bandwidth requirements.	Setup and monthly fees vary according to carrier, line speed, line type and distance involved.
IIJ T1 Standard	Packaged dedicated line service offering 1.5 Mbps connection (no longer promoted).	Initial setup fee of ¥50,000. Monthly access fee of ¥117,000 for up to 8 IP addresses and ¥167,000 for up to 16 IP addresses.
IIJ Economy	Service for dedicated line access to the Internet with inexpensive monthly fees primarily for small- and medium-sized businesses and local and regional offices of corporate groups (no longer promoted).	Initial setup fee of ¥40,000. Monthly access fees of ¥38,000 for 64 kbps service and ¥45,000 for 128 kbps service.
IIJ Data Center Connectivity Service	Full-scale dedicated line service for customers hosted in IIJ Data Centers, with asymmetrical speeds of upstream (from the Internet to data center) and downstream (from the data center to the Internet) transmissions.	Initial setup fee of ¥100,000. Monthly fees range from ¥400,000 to ¥10,000,000, depending on the speed of upstream transmissions.
IIJ FiberAccess/F	Service for dedicated line Internet-access using optical lines at speeds of up to 10 Mbps or 100 Mbps, targeted primarily at small- and medium-sized enterprises requiring high-capacity, high-speed transmissions. Optical fiber access is limited to “FLET’S” lines provided by NTT East and West.	Initial setup fee of ¥50,000. Monthly fees range from ¥14,000 to ¥190,000, depending on the speed of connection and the number of IP addresses allocated. Monthly fees do not include optical line charges, which are paid directly by the customer to the optical line provider.
IIJ DSL/F	Service for dedicated line Internet-access using ADSL lines at speeds of up to 47 Mbps, targeted primarily at small- and medium-sized offices and home offices. ADSL access is limited to “FLET’S” lines provided by NTT East and West.	Initial setup fee of ¥30,000. Monthly fees range from ¥9,800 to ¥49,800, depending on the number of allocated IP addresses. Monthly charges do not include ADSL charges, which are paid directly by the customer to the ADSL service provider.
IIJ DSL/A	Service for dedicated line Internet-access using ADSL lines at speeds of up to 47 Mbps, targeted primarily at small- and medium-sized offices and home offices. ADSL access is limited to ADSL services provided by ACCA Networks, Co., Ltd.	Initial setup fee of ¥75,000. Monthly fees range from ¥12,000 to ¥52,000, depending on the number of allocated IP addresses. Monthly charges do not include ADSL charges, which are paid directly by the customer to the ADSL service provider.

Pricing
Service Type	Summary Description	(excluding consumption tax)
(“ACCA Networks”)
IIJ ISDN/F	Service for dedicated line Internet-access using ISDN lines at speeds of up to 64 kbps, targeted primarily at small- and medium-sized offices and home offices where ADSL lines are not available. ISDN access is limited to “FLET’S” lines provided by NTT East and West.	Initial setup fee of ¥5,000. Monthly fees range from ¥4,800 to ¥6,800, depending on the number of allocated IP addresses. Monthly charges do not include ISDN charges, which are paid directly by customers to ISDN providers.
IIJ Line Management/F	Service for us to prepare optical fiber or ADSL access provided by NTT East and West for IIJ FiberAccess/F, IIJ DSL/F and IIJ ISDN/F on behalf of customers. We provide customer support functions for the access lines.	Initial setup fee range from ¥5,000 to ¥43,400. Monthly fees range from ¥2,300 to ¥44,700, depending on the optional services.
Dial-up access services
IIJ Dial-up Standard	Service for corporate users permitting simultaneous Internet-access from several dial-up lines under a single contract.	Initial setup fee of ¥5,000. Monthly basic fee of ¥2,000 plus access charges of ¥10 per minute.
Enterprise Dial-up IP Service	Service for corporate users offering multiple dial-up accounts at a fixed monthly fee.	Initial setup fee of ¥20,000. Monthly basic fees range from ¥3,000 to ¥4,900 per account depending on the number of accounts.
IIJ Dial-up Advanced	Service for corporate users offering bundled low-cost dial-up accounts.	Initial setup fee of ¥5,000. Monthly basic fee of ¥10,000 for the first 50 e-mail accounts including the first two hours access per account, plus ¥5 per minute after two hours.
IIJ4U	Service for individual users, which includes Internet-access and 5 megabytes of disk space for personal Web pages and e-mail account options for multiple users. Various access options such as ISDN, ADSL and optical fiber access are available.	This service does not charge an initial setup fee. Monthly service fee of ¥800 for the first eight hours and a charge of ¥5 per minute, with a ceiling of ¥4,100.
IIJmio DSL/DF Service	Service for individual users offering Internet connectivity over ADSL at speeds of up to 47 Mbps. ADSL access is limited to “FLET’S” lines provided by NTT East and West. The IP address is changed every time a connection	No initial setup fee. Monthly charge is ¥1,400. Monthly charges do not include ADSL charges, which are paid directly by the customer to NTT East and West.

Pricing
Service Type	Summary Description	(excluding consumption tax)
is made.
IIJmio FiberAccess/DF Service	Service for individual users offering Internet connectivity over optical fiber network at maximum 10 Mbps or 100 Mbps. Optical fiber access is limited to “FLET’S” lines provided by NTT East and West. The IP address is changed every time a connection is made.	No initial setup fee. Monthly charges range from ¥2,000 to ¥7,000. Monthly charges do not include optical fiber access charges, which are paid directly by the customer to NTT East and West.
IIJmio DSL/SF Service	Service for individual users offering Internet connectivity over ADSL at speeds of up to 47 Mbps. ADSL access is limited to “FLET’S” lines provided by NTT East and West. A fixed IP address is provided with this service.	No initial setup fee. The monthly charge is ¥4,800. Monthly charges do not include ADSL charges, which are paid directly by the customer to NTT East and West.
IIJmio FiberAccess/DC Service	Service for individual users offering Internet connectivity over optical fiber network at speeds of up to 50 Mbps or 100 Mbps. Optical fiber access is limited to “Access Commufa” lines provided by Chubu Telecommunications Co., Inc.	No initial setup fee. The monthly charge is ¥2,000. Monthly charges do not include optical fiber access charges, which are paid directly by the customer to Chubu Telecommunications Co., Inc.
IIJmio FiberAccess/SF Service	Service for individual users offering Internet connectivity over optical fiber network at speeds of up to 10 Mbps or 100 Mbps. Optical fiber access is limited to “FLET’S” lines provided by NTT East and West. A fixed IP address is provided with this service.	No initial setup fee. The monthly charges range from ¥8,000 to ¥12,000, depending on the type of access line. The monthly charges do not include optical fiber access charges, which are paid directly by the customer to NTT East and West.
IIJmio MobileAccess Service	Service for individual users offering mobile Internet connectivity through several data communications services provided by mobile telecommunication companies.	No initial setup fee. The monthly charge is ¥300 and does not include service charges to IIJ’s access points, which are paid directly by the customer to the mobile telecommunication companies.
Dedicated Access Services
     Our lineup of dedicated line access services includes: IP Service, IIJ T1 Standard, IIJ Economy, IIJ Data Center Connectivity Service, IIJ FiberAccess/F, IIJ DSL/F, IIJ DSL/A, IIJ ISDN/F and IIJ Line Management/F. The total bandwidth allocated to our dedicated access services has increased 66.0% to 323.5 Gbps as of March 31, 2007, up from 194.9 Gbps a year earlier.
     IP Service. Our IP Service is a full-scale, high-speed access service that connects a customer’s network to our network and the Internet. The service is used by corporate customers mainly for critical purposes, such as Internet connectivity for corporate headquarters or data centers. As of March 31, 2007, we had 975 contracts for our IP Service compared to 896 for our IP Service as of March 31, 2006. The customer chooses the level of service it needs based upon its bandwidth requirements. As of July 3, 2007, we offered service at speeds ranging from 64 kbps to 10 Gbps.
     Our IP Service revenues, including revenues of IIJ Data Center Connectivity Service, represented 14.8% of our total revenues for the fiscal year ended March 31, 2007 and 16.6% for the fiscal year ended March 31, 2006. We believe that as businesses continue to develop Internet capabilities, this service will continue to be the foundation of our total network solutions offerings.
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
     IIJ T1 Standard. Our IIJ T1 Standard is a connectivity service at 1.5 Mbps that we introduced in October 1999. It is a packaged dedicated line service limited to static routing and allocations of 8 or 16 IP addresses. As of March 31, 2007, we had 45 customers for IIJ T1 Standard and IIJ Economy. We are no longer promoting the service since customers demand for a higher speed than the one that the service provides.
     IIJ Economy. IIJ Economy is a packaged Internet connectivity service via a dedicated line at 64 kbps or 128 kbps, targeting small- and medium-sized businesses. We are no longer promoting the service since customers demand for a higher speed than the one that the service provides.
     IIJ Data Center Connectivity Service. We also provide connectivity services with respect to our data centers. Our data center connectivity services are an important part of being able to provide high-quality, high-speed, seamless service to our customers. Our connectivity services are asymmetric, meaning that transmission speeds are not the same in both directions— with the downstream transmission being faster to accommodate greater amounts of information being accessed from the Internet versus being sent to the Internet. The fee structure depends on the transmission capacity required for upstream and downstream transmissions. For downstream transmissions, we offer either 10BASE-T connectivity (10 Mbps) or 100BASE-T connectivity (100 Mbps). For upstream transmissions, we offer bandwidths from 1 Mbps to 4 Mbps for 10BASE-T connectivity, and 6 Mbps to 48 Mbps for 100BASE-T connectivity. In addition to the above, we offer IPv6-capable data center services, which offer the same services using IPv6. As of March 31, 2007, we had 282 Internet data center connectivity contracts, compared with 247 as of March 31, 2006. We support this service by providing the same three guarantee elements, availability, maximum average latency and prompt notification of outage or disruption, as the IP Service above under Service Level Agreements.
     IIJ FiberAccess/F. IIJ FiberAccess/F Service is a dedicated Internet-access service that uses “BFLET’S” fiber optic access lines provided by NTT East and West allowing service at maximum 10 Mbps or 100 Mbps on a best-efforts basis. The service is available in several variations (Business, Basic, Family, Mansion and others), optimizing each customer’s needs in speed and connection interface. Customers can also choose the number of allocated IP addresses from: 1, 4, 8, 16, 32 and 64. We support this service by providing guarantees of latency rates under Service Level Agreements. As of March 31, 2007, we had 16,418 customers for IIJ FiberAccess/F, IIJ DSL/F, IIJ DSL/A, IIJ ISDN/F and IIJ Line Management/F.
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
Dial-up Access Services
     We offer a variety of dial-up access services. Our dial-up access services are an important resource in offering total Internet solutions to corporate customers. Our dial-up services allow employees out of the office or frequent travelers to access our network or their own corporate networks through one of our POPs or through our roaming access points. The dial-up services are usually provided with VPN function, that is provided by our value-added services or systems integration to access customers’ own corporate network securely. We also offer dial-up access service for individuals and an OEM service (where we provide services for other companies which sell those services under their own name) for other network operators.
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
     Our value-added services include:
•	Security-related outsourcing services. As of July 3, 2007, we offer six main security-related outsourcing services (described below) that protect customers’ internal networks from unauthorized access and secure remote connections to internal networks. We were the first ISP in Japan to provide firewall services, which we introduced in 1994.

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

IIJ Managed IPS Service. In July 2006, we began offering IIJ Managed IPS Service, which offers around-the-clock, non-stop monitoring of a company’s network using an intrusion prevention system (“IPS”) to detect unauthorized access on such company’s network in real time and terminate such authorized access. The initial cost for the service is ¥900,000 and the minimum monthly fee starts from ¥380,000.

IIJ Managed Firewall Service. In October 2006, we began offering IIJ Managed Firewall Service, which offers around-the-clock, non-stop monitoring of firewalls with Service Level Agreements, real-time reporting and an anomaly detection system. The initial cost for the service is ¥100,000 and the minimum monthly fee starts from ¥50,000. The service replaced our previous firewall services, such as IIJ Security Premium, IIJ Security Standard and IIJ Security Lite.

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

•	Network-related outsourcing services. As of July 3, 2007, we offer seven main network-related outsourcing services (described below), including provision, monitoring and maintenance of network equipment and VPN to connect customers’ branch and remote offices.

IIJ Internet-LAN Service. IIJ Internet-LAN Service is a service which provides connectivity among a company’s branch and remote offices. With this service, customers can use functions provided by Wide-area Ethernet over the Internet.

IIJ SMF sx Service. IIJ SMF sx Service is a centralized network management system developed by IIJ based on the SEIL Management Framework (“SMF”). This system enables centralized management of network configuration, administration, and maintenance. We received patent approval in March 2006 for SMF. When a customer at a remote site connects a router to the circuit, the router is automatically configured and connected to the network. System integrators utilizing this technology can reduce configuration and maintenance costs at the remote site.

IIJ Managed VPN PRO Service. IIJ Managed VPN PRO Service is a service which provides connectivity among a company’s branch and remote offices, utilizing SEIL Series or other routers.

IIJ VPN Standard. IIJ VPN Standard is a service which provides Internet VPN connectivity among a company’s branch and remote offices based on encryption technology. We no longer promote this service because we provide similar functions with other services.

SEIL Rental Service. SEIL Rental Service is a service through which we rent the SEIL Series, a product developed by IIJ. There are several products depending on the Wide Area Network (“WAN”) Interface. Optional services such as fixed format configuration and on-site maintenance are provided.

Managed Router Service. Managed Router Service provides customers with router equipment together with maintenance, operation and administration of routers. We provide SEIL Series routers or CISCO routers depending on customer requirements.

IIJ NetLightning. IIJ NetLightning is a service based on Netli, Inc.’s technology that improves web application performance. By utilizing this service, end users can access customer websites faster, without any settings, and customers can thereby reduce the cost of placing mirror sites. We no longer promote this service.

•	Server-related outsourcing services. As of July 3, 2007, we offer 14 main server-related outsourcing services (described below), including provision of e-mail and web services and operation and management of e-mail systems.

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

IIJ Secure MX Service. In September 2006, we started offering IIJ Secure MX Service which is an Application Service Provider type of service that operates through an IIJ gateway server established between a customer’s e-mail system and the Internet. The service offers comprehensive e-mail security functions including anti-spam, sender authentication, e-mail transmission route encryption, and full-text e-mail storage. IIJ support engineers provide 24- hour, 365-day monitoring of redundant gateway servers located at the data center, ensuring a safe and stable e-mail environment.

IIJ Web Standard Service. The IIJ Web Standard allows customers to use their own domain names while providing them with up to 200 megabytes of web hosting space. By limiting specifications, the pricing of the service is kept to a minimum ¥5,000 per month. Additionally, careful traffic management of the storage space ensures a high-performance web-server environment for users is ensured. This service mainly targets small- and medium-sized enterprises.

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

IIJ SSL Certificate Management Service. In April 2007, we began offering IIJ SSL Certificate Management Service which offers a proxy registration service that performs all actions necessary to acquire and use Secure Socket Layer certificates. The initial cost for the service is ¥50,000, and the additional fee to acquire the certificate ranges from ¥75,000 to ¥240,000 depending on which certificate is acquired and the length of the period for which the certificate is valid.

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

IIJ DNS Service. We offer domain name related services that consist of domain name administration services and domain name server outsourcing services. Domain names such as “.jp”, “.com”, “.net” and “.org” are available.

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
     Examples of systems integration are:
•	connecting over a hundred locations such as gas stations, bank branches and retail shops via Internet-VPN, transmission of data over the Internet with an encryption feature and our proprietary SEIL Series routers and SMF,

•	outsourcing of large scale e-mail servers or systems to detect or delete e-mails with viruses or spam or record all of e-mails incoming to and outgoing from customers,

•	online brokerage systems for securities firms,

•	outsourcing of websites for online businesses,

•	re-construction of overall corporate network systems suited to increased traffic data,

•	voice over IP systems to transmit voice among customer branch offices over Internet,

•	construction of wireless local area network (“LAN”), and

•	consultation on corporate network security.

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
Backbone
Leased lines
     Our network is anchored by our extensive Internet backbone in Japan and between Japan and the United States. As of July 3, 2007, we had a total capacity of 7.2 Gbps between Japan and the United States. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity.
     We lease high-capacity, high-speed digital transmission lines in Japan from various carriers. The table below shows our backbone cost.
Backbone Cost

	For the fiscal year ended March 31,
	2003	2004	2005	2006	2007
Backbone cost (thousand yen)	¥5,235,517	¥4,719,638	¥3,550,885	¥3,516,322	¥3,515,934
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
     Points of Presence. POPs are the main points at which our customers connect to our backbone. We provide Internet connectivity from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of July 3, 2007, we had 12 primary POPs which allow for dedicated access and include the main Internet backbone routers that form our network. As of the same date, we also had 17 POPs for dial-up access. The number of POPs for dial-up access include one POP that can be accessed from anywhere in Japan with the minimum local telephone charge.
     Many of our POPs are located in, or in close physical proximity to, “carrier hotels”. Carrier hotels are facilities where we and other major carriers and ISPs have POPs. These are mainly located at facilities of various carriers in Japan like NTT Communications and KDDI Corporation (“KDDI”). We lease the physical space from these carriers or use such space under other arrangements with terms ranging from one to two years and terminable by either party on three to six months’ notice. We maintain our routers and other networking equipment at these POPs. Our POPs are in, or in close proximity to, the same buildings in which the switches and routers of these carriers and ISPs are located enabling quick and easy interconnection of our equipment with theirs.
     Internet Data Centers. We operate 13 Internet data centers which we use to offer our value-added data center services, four in Tokyo, two in Yokohama, and one each in Osaka, Sapporo, Sendai, Kawaguchi, Nagoya, Kyoto and Fukuoka. These data centers are specifically designed for application hosting, co-location services and high capacity access to our networks. These data centers are mainly leased from NTT Communications, ITOCHU Techno-Solutions Corporation, and KDDI.
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
     The table below sets out our group companies, including our subsidiaries and principal equity method investees and our direct and indirect ownership of each of them as of July 6, 2007:

Proportion of ownership
Company Name	and voting interest
IIJ Technology Inc.	100.0%
IIJ America Inc.	100.0%
Net Care, Inc.	100.0%
IIJ Financial Systems Inc.	100.0%
Net Chart Japan Inc.	100.0%
hi-ho, Inc.	100.0%
GDX Japan, K.K	51.0%
Internet Multifeed Co.	30.0%
Internet Revolution Inc.	30.0%
Taihei Computer Co., Ltd.	45.0%

IIJ Technology Inc.
     IIJ-Tech is an important element in our provision of total network solutions to our customers. IIJ-Tech is incorporated under the laws of Japan. IIJ-Tech provides comprehensive network systems integration and consulting services, focusing on design, operation, and consulting for corporate networks and their security systems. IIJ-Tech assists customers in creating private IP networks, such as Intranets or virtual private networks, that securely isolate internal network traffic from public Internet traffic and provide each site on the private IP network access to other sites as well as to the Internet. IIJ-Tech can integrate an organization’s multiple sites in different locations in Japan.
     In October 2005, IIJ-Tech issued 1,235 new shares of common stock to IIJ-MC, our former consolidated subsidiary, when a portion of IIJ-MC’s business was transferred to IIJ-Tech. As IIJ-MC was merged into us, the new shares of IIJ-Tech were succeeded to us and our ownership increased from 69.0% to 72.1%.
     On May 11, 2007, we made IIJ-Tech wholly owned through a share exchange. Before the share exchange, our ownership in IIJ-Tech increased to 95.2% as of April 5, 2007 through our purchase of IIJ-Tech shares from IIJ-Tech’s minority shareholders.
     IIJ-Tech had revenues of approximately ¥22,515 million for the fiscal year ended March 31, 2007. As of March 31, 2007, IIJ-Tech had 297 full-time employees, and 25 were seconded from us.
IIJ America Inc.
     IIJ America Inc. (“IIJ-A”) is a U.S.-based ISP, catering mostly to U.S.-based operations of Japanese companies. IIJ-A is incorporated under the laws of the state of California.
     Reflecting the fact that IIJ-Tech, IIJ-A’s minority shareholder, became wholly owned by us on May 11, 2007, IIJ-A became our wholly owned consolidated subsidiary in indirect ownership.
     IIJ-A had revenues of $10,089 thousand for the fiscal year ended December 31, 2006. As of March 31, 2007, IIJ-A had 16 employees, 5 of whom were seconded from us.
Net Care, Inc.
     Net Care provides a broad array of support services, from monitoring and troubleshooting to network operations and an end-user help desk.
     On April 27, 2006, our Board of Directors approved purchase of 450 shares of Net Care from its minority shareholders. We purchased the shares on April 28, 2006. As a result, our ownership increased from 57.0% to 59.3%.
     On May 11, 2007, we made Net Care a wholly owned subsidiary through a share exchange. Before the share exchange, our ownership in Net Care increased to 92.5% as of April 5, 2007 through our purchase of Net Care shares from Net Care’s minority shareholders.
     Net Care had revenues of approximately ¥2,762 million for the fiscal year ended March 31, 2007. As of March 31, 2007, Net Care had 173 employees, 12 of whom were seconded from us.

IIJ Financial Systems Inc.
     IIJ Financial Systems Inc. (“IIJ-FS”) is a company wholly owned by IIJ-Tech, whose business was acquired from Yamatane Co., Ltd. in October 2004. IIJ-FS provides integration and operation of security systems.
     IIJ-FS became our wholly owned consolidated subsidiary through indirect ownership due to the fact that it is wholly owned by IIJ-Tech and IIJ-Tech became our wholly owned subsidiary on May 11, 2007.
     IIJ-FS had revenues of ¥3,429 million for the fiscal year ended March 31, 2007. As of March 31, 2007, IIJ-FS had 77 employees.
Net Chart Japan Inc.
     NCJ was established on August 10, 2006 as a company wholly owned by us for ¥110 million. NCJ commenced its business operations after it succeeded the business operations of Net Chart Japan Corporation on October 1, 2006 for ¥75 million. NCJ provides network construction services that are mainly related to Local Area Networks, such as installation and configuration of equipment, wiring following network installation, and installation and operation support for applications.
     NCJ had revenues of ¥775 million for the fiscal year ended March 31, 2007 since its establishment in August 2007. As of March 31, 2007, NCJ had 32 employees.
hi-ho Inc.
     hi-ho is a company wholly owned by us. In June 2007, we acquired 100% of the equity of hi-ho from PNS to take over PNS’s Internet service business for personal users and its solution business for its corporate customers. We acquired the equity of hi-ho for ¥1,200 million.
GDX Japan, K.K.
     In April 2007, we and GDX Network, Inc., a company incorporated in the United States, established a joint venture company, GDX, to provide a message exchange network service in Japan. We invested ¥300 million in GDX and GDX became our consolidated subsidiary.
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
     Multifeed had revenues of ¥2,839 million for the fiscal year ended March 31, 2007. As of March 2007, Multifeed had 24 full-time employees, and 4 employees were seconded from us.
Internet Revolution Inc.
     On February 1, 2006, we and Konami Corporation established a joint venture company, i-revo, to operate comprehensive sites. We invested ¥750 million in i-revo. We account i-revo as an equity method investee in our consolidated financial statements.

     i-revo had revenues of approximately ¥1,211 million for the fiscal year ended March 31, 2007. As of March 31, 2007, i-revo had 43 employees, 12 of whom was seconded from us.
Taihei Computer Co., Ltd.
     In July 2007, we invested ¥235 million in TCC, a subsidiary of one of the subsidiaries of Hirata Corporation, which manages customer loyalty reward program systems. As a result of this investment, TCC became our equity method investee.
Capital Expenditures
     The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three years.

	For the fiscal year ended March 31,
	2005	2006	2007
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥5,011	¥4,762	¥3,953

(1)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures”.
     Our future capital expenditures are difficult to predict given the rapid changes and uncertainties in our business environment. Most of our capital expenditures relate to the expansion and improvement of our existing network, including the installation of the routers and servers necessary to offer services on our network.
     We have not made any material divestitures in the current or past three fiscal years. We recorded losses on disposal of property and equipment of ¥144 million, ¥119 million and ¥151 million for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. The loss for the fiscal year ended March 31, 2005 was mainly due to disposal of back-office systems and telephone rights. The loss for the fiscal year ended March 31, 2006 was mainly due to disposal of software, such as for back-office systems. The loss for the fiscal year ended March 31, 2007 was mainly due to the disposal of software, such as back-office systems and network equipment related to the closing of a network operation center.
Seasonality
     See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues, including related equipment sales revenues”.
Sales and Marketing
     Our sales headquarters are in Tokyo. In addition, we have ten branch offices in Osaka, Nagoya, Fukuoka, Sapporo, Sendai, Toyama, Hiroshima, Yokohama, Toyota and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2007, we had approximately 130 people working in sales and marketing.
     We organize our sales personnel into four distinct, separate departments: the Sales Department, the Product Marketing Department, the Operation Management and Coordination Division, and Strategic Sales.

     Also, our Sales Department is divided into four divisions:
•	Three divisions focus on our total network solutions and work with large corporate clients, including telecommunications carriers and ISPs, financial institutions, manufacturers, government institutions, universities and other schools, or focus on the expansion of sales agents for our services and network equipment. In order to provide total network solutions, personnel in our sales divisions work closely with other IIJ Group companies such as IIJ-Tech as well as with other important service providers.

•	One division focuses on total network solutions and works with governmental institutions.
     Our Product Marketing Department mainly makes and conducts promotion plans on our products and services. Our Operation Management and Coordination Division handles administrative issues. Strategic Sales is responsible for the planning and management on the sales figures, processes and other information.
Customers
     We have approximately 6,500 business and other institutional customers and approximately 530,000 individual subscribers, which includes individuals subscribing to OEM services, as of March 31, 2007. Our main customers continue to be major corporations, including ISPs.
Research and Development
     We have always focused on advancing the use of networking technologies, including the Internet, in Japan. Many of our engineers are regularly engaged in the research and development activities related to Internet Protocol Version 6 (IPv6), e-mail related technologies and network traffic analysis. These engineers have continued to develop innovative services, applications and products, many of which have set the standard for the Internet industry in Japan. In addition to our efforts to develop innovative services, we have engaged in the research and development of new basic technology since the establishment of IIJ Research Laboratory in 1998.
     Our research and development expenses averaged less than 1.0% of total revenues for the past three consecutive years. For the fiscal years ended March 31, 2005, 2006 and 2007, our research and development expenses were ¥199 million, ¥158 million and ¥177 million, respectively, most of which was personnel expense. The level of research and development expenditures is low in relation to our total costs primarily because we do not engage in extensive research and development of new technologies and products that require large investments. Rather, as noted above and as set forth in more detail below, we are intensively engaged in research and development related to our ongoing business. We focus on monitoring developments in the industry and in developing new and innovative services and applications by using and modifying existing technologies and products.
     As of March 31, 2007, we had 8 people in IIJ Research Laboratory. Our research and development staff works very closely with our sales and marketing personnel and technical engineers to ensure that our research and development efforts are closely aligned with the demands of our customers.
Research and Development Organization
     We have organized our research and development staff to promptly and effectively address the rapidly changing technological environment of the Internet. Research and development on practical applications of new and developing technologies is the responsibility of the Applied Research and Development Department.

     IIJ Research Laboratory. We established the IIJ Research Laboratory in April 1998 to engage in the research and development of new basic network technologies. Through the IIJ Research Laboratory, we participate in various research and development activities in cooperation with organizations from the private and academic sectors to promote the deployment and implementation of IPv6. IIJ Research Laboratory is also engaged in the research and development activities related to e-mail technologies and network traffic analysis.
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
Research and Development Strategy
     Our primary research and development objective is to continue to develop innovative services, applications and products that will meet the current and future demands of our customers and that will continue to be at the forefront of the Internet industry in Japan. In furtherance of this objective, our research and development efforts currently are focused on a variety of projects, including:
•	continued improvement of our SEIL router and SMF, systems which we developed specifically to be integrated into IIJ’s network-related services,

•	research relating to the methodology of configuration of routers and other servers,

•	research relating to behavior of Internet routing systems,

•	software development for management of border gateway protocol, or BGP, which is protocol that allows routers to exchange routing information on the TCP/IP network,

•	research for Internet traffic monitoring and management,

•	development of software and evaluation of hardware relating to improving the operations of routers located on our customers’ premises, and

•	research and development of IPSec, which is a secure version of IP that provides secure communication channels over the Internet.
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
Trademarks
     We have applied for trademark registrations of our corporate name, “Internet Initiative Japan Inc.” and certain other corporate and product names in Japan, the United States and certain European countries. As of July 3, 2007, 46 registrations have been granted, with 6 pending applications.
Patents
     We have applied for patent registrations in relation to our technology in Japan and the United States. As of July 3, 2007, 4 registrations have been granted, with 8 pending applications. The latest acquired patent is for centralized network management system originally developed by us and is implemented in one of our competitive services, SMF (SEIL Management Framework).
Legal Proceedings
     We are involved in normal claims and other legal proceedings in the ordinary course of business. Except as noted below, we are not involved in any litigation or other legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on us or our operations.
     In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming the Company, certain of its officers and directors as defendants, and underwriters of the Company’s initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinate proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of the Company’s initial public offering violated the securities laws (i) by failing to disclose in the offering’s registration statement certain alleged compensation arrangements entered into with the underwriters’ clients, such as undisclosed commissions or tie in agreements to purchase stock in the after market, and (ii) by engaging in manipulative practices to artificially inflate the price of the Company’s stock in the after market subsequent to the initial public offering. On July 15, 2002, the Company joined in an ‘omnibus’ motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. On February 19, 2003, the Court ruled on the motions to dismiss. The Court granted the Company’s motion to dismiss the claims against it under Rule 10b-5 promulgated under the Exchange Act due to the insufficiency of the allegations against the Company. The motions to dismiss the claims under Section 11 of the Securities Act were denied for virtually all of the defendants in the consolidated cases, including the Company. In June 2003, the Company conditionally approved a proposed partial settlement with the plaintiffs in this matter. The Company, along with the settling issuer defendants, filed a motion seeking the court’s preliminary approval of the settlement. The settlement would have provided, among other things, a release of the Company and of the individual officer and director defendants for the alleged wrongful conduct in the Amended Complaint in exchange for a guarantee from the Company’s insurers regarding recovery from the underwriter defendants and other non-monetary consideration from the Company. The plaintiffs have continued to litigate against the underwriter defendants. The District Court directed that the litigation proceed with a number of “focus cases” rather than all of the

310 cases that have been consolidated. The Company’s case is not one of these focus cases. On October 13, 2004, the district court certified the focus cases as class actions in the ongoing litigation. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision. On April 6, 2007, the Second Circuit denied plaintiffs’ petition for rehearing, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the Company, informed the District Court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. We cannot predict whether we will be able to renegotiate a settlement that complies with the Second Circuit’s mandate. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter.
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
     However, from the viewpoint of encouraging telecommunications carriers to carry out diverse business, etc, the Telecommunications Business Law was amended so as to abolish the classification of Type I Carriers and Type II Carriers, and thereupon the rules pertaining to services (i.e., start-up, abolition, charges and tariffs, etc.) were deregulated in principle while establishing rules to protect the users, and the rules pertaining to infrastructure were reviewed as necessary while maintaining the basic framework stipulated under the prior Telecommunications Business Law. For example, (i) the approval system for business entries and withdrawals was replaced by a registration/notification system, (ii) regulations pertaining to service offerings, tariff setting and interconnection between carriers were liberalized, (iii) regulations to protect service users such as announcement of withdrawal, explanation of important matters on services and swift processing of complaints were introduced, and (iv) an authorization system allowing priority usage of public utilities conducive to facilitation of circuit facilities deployment was introduced.

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
Overview
     We are a provider of a comprehensive range of Internet connectivity services and network solution services in Japan. We were founded in December 1992 and began offering Internet connectivity services commercially in July 1993. We were one of the first commercial ISPs in Japan.
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
     Total revenues were ¥41.7 billion, ¥49.8 billion and ¥57.1 billion for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. The increases in revenues for each of the two years ended March 31, 2007 as compared to the previous fiscal years mainly reflect an increase in value-added services and systems integration revenues.
     Operating income for the fiscal year ended March 31, 2007 was ¥3.5 billion, an improvement from operating income of ¥2.4 billion for the fiscal year ended March 31, 2006 and ¥1.2 billion in the fiscal year ended March 31, 2005. The improvement compared to the previous year is mainly due to an increase in relatively higher-margin value-added services and systems integration.
     Net income for the fiscal year ended March 31, 2007 was ¥5.4 billion, an improvement from net income of ¥4.8 billion for the fiscal year ended March 31, 2006 and ¥2.9 billion for the year ended March 31, 2005. The improvement in net income is mainly due to an increase in operating income and a release of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and others.
     We have generated cash in the last three fiscal years from sales of equity. On December 2, 2005, we listed on the Mothers market of the Tokyo Stock Exchange (“TSE”). In connection with the listing, we issued 12,500 new shares of common stock for an amount of ¥6.0 billion. As we conducted a 1 to 5 stock split on

October 11, 2005, the total number of our issued shares of common stock increased to 204,300. On December 14, 2006, we moved to the First Section of the TSE for our listing in Japan, without the issuance of new shares.
     In order to provide our customers with total network solutions, we provide our services directly or by working together with the subsidiaries and affiliates of IIJ Group. We refer to our subsidiaries and certain affiliates as our group companies, and we have invested heavily in and exercise significant influence over these companies. For the fiscal year ended March 31, 2007, we consolidated the results of operations of five subsidiaries included among our group companies — IIJ Technology Inc. (“IIJ-Tech”), IIJ Financial Systems Inc., Net Care, Inc. (“Net Care”), Net Chart Japan Inc. (“NCJ”) and IIJ America Inc. (“IIJ-A”). We account for our investments in the affiliated companies by the equity method.
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
     On August 10, 2006, we invested ¥110 million and established a new consolidated subsidiary, NCJ. NCJ is fully owned by the Company. NCJ commenced its business operations after it succeeded to the business operations of Net Chart Japan Corporation on October 1, 2006 for ¥75 million. NCJ provides network construction that is mainly related to Local Area Networks.
     On March 30, 2007, we purchased additional shares of IIJ-Tech from its minority shareholders for ¥2.7 billion in cash, in order to acquire additional interest in IIJ-Tech.
     For a discussion of factors affecting our future financial results, see “Item. 5.D. Trend Information”.

Results of Operations
     As an aid to understanding our operating results, the following tables show items from our statement of income for the periods indicated in millions of yen amounts (or thousands of U.S. dollars) and as a percentage of total revenues.

	Fiscal year ended March 31,
	2005		2006		2007
	(millions of yen except for percentage data)						(thousands
							of U.S.
							dollars)

REVENUES:
Connectivity and value-added services:
Dedicated access	¥11,373	27.3%	¥10,625	21.3%	¥10,792	18.9%	$91,797
Dial-up access	2,937	7.0	2,674	5.4	2,416	4.2	20,554
Value-added services	5,005	12.0	6,250	12.5	7,416	13.0	63,079
Other	3,169	7.6	3,674	7.4	3,729	6.6	31,725

Total	22,484	53.9	23,223	46.6	24,353	42.7	207,155
Systems integration	15,854	38.0	23,505	47.2	30,527	53.5	259,672
Equipment sales	3,365	8.1	3,085	6.2	2,175	3.8	18,496

Total revenues	41,703	100.0	49,813	100.0	57,055	100.0	485,323

COST AND EXPENSES:
Cost of connectivity and value-added services:
Backbone cost	3,551	8.5	3,516	7.0	3,516	6.2	29,908
Local access line cost	4,040	9.7	4,558	9.2	4,616	8.1	39,269
Other connectivity cost	1,361	3.3	815	1.6	331	0.6	2,813
Depreciation and amortization	2,938	7.0	2,721	5.5	2,639	4.6	22.450
Other	7,594	18.2	8,468	17.0	9,443	16.5	80,325

Total cost of connectivity and value-added services	19,484	46.7	20,078	40.3	20,545	36.0	174,765

Cost of systems integration:
Cost of equipment sales related to systems integration	1,759	4.2	3,591	7.2	4,206	7.3	35,774
Other	10,441	25.0	14,529	29.2	19,323	33.9	164,371

Total cost of systems integration	12,200	29.2	18,120	36.4	23,529	41.2	200,145
Cost of equipment sales	3,111	7.5	2,818	5.7	1,894	3.4	16,104

Total cost	34,795	83.4	41,016	82.4	45,968	80.6	391,014
Sales and marketing	2,795	6.7	3,080	6.2	3,439	6.0	29,251
General and administrative	2,666	6.4	3,147	6.3	3,971	7.0	33,776
Research and development	199	0.5	159	0.3	177	0.3	1,508

Total cost and expenses	40,455	97.0	47,402	95.2	53,555	93.9	455,549

OPERATING INCOME	1,248	3.0	2,411	4.8	3,500	6.1	29,774

OTHER INCOME (EXPENSES):
Interest income	13	0.0	13	0.0	23	0.0	196
Interest expense	(686)	(1.6)	(437)	(0.9)	(397)	(0.7)	(3,381)
Foreign exchange gains (losses)	6	0.0	3	0.0	0	(0.0)	(3)
Net gain on other investments	2,439	5.9	3,198	6.5	1,867	3.3	15,877
Other — net	128	0.3	191	0.4	56	0.1	482

Other income — net	1,900	4.6	2,968	6.0	1,549	2.7	13,171
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT), MINORITY INTERESTS AND EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES	¥3,148	7.6%	¥5,379	10.8%	¥5,049	8.8%	$42,945

INCOME TAX EXPENSE (BENEFIT)	¥100	0.2%	¥257	0.5%	¥(804)	(1.4)%	$(6,839)
MINORITY INTERESTS IN EARNINGS OF SUBSIDIARIES	(109)	(0.3)	(354)	(0.7)	(233)	(0.4)	(1,979)
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES	(33)	(0.1)	(14)	(0.0)	(210)	(0.3)	(1,788)

	Fiscal year ended March 31,
	2005		2006		2007
	(millions of yen except for percentage data)						(thousands
							of U.S.
							dollars)

NET INCOME	¥2,906	7.0%	¥4,754	9.6%	¥5,410	9.5%	$46,017

Year Ended March 31, 2007 Compared to the Year Ended March 31, 2006
Total revenues
     Our total revenues increased 14.5% to ¥57.1 billion for the fiscal year ended March 31, 2007 from ¥49.8 billion for the previous fiscal year. These increases were primarily due to an increase in value-added services and systems integration revenues.
     Connectivity and value-added services revenues. Revenues from connectivity services and value-added services, which comprise our dedicated access, dial-up access, value-added services and other services, increased 4.9% to ¥24.4 billion for the fiscal year ended March 31, 2007 from ¥23.2 billion for the previous fiscal year.
•	Dedicated access. Revenues from dedicated access services increased 1.6% to ¥10.8 billion for the fiscal year ended March 31, 2007 from ¥10.6 billion for the previous fiscal year. The increase was mainly due to an increase in revenues from broadband services along with the expansion of broadband utilization in the corporate internal network and an increase in revenues from IP Services, the services mainly used for corporate headquarters and data centers, along with customers’ shift to higher speeds.

•	Dial-up access. Revenues from dial-up access services decreased 9.6% to ¥2.4 billion for the fiscal year ended March 31, 2007 from ¥2.7 billion for the previous fiscal year. This decrease was primarily the result of declining revenues from services for individuals such as IIJ4U Service, as well as the discontinuance of services of certain large customers to which we provided our services as OEM.

•	Value-added services. Our value-added services revenues increased 18.7% to ¥7.4 billion for the fiscal year ended March 31, 2007 from ¥6.2 billion for the previous fiscal year. This increase was mainly due to a steady increase in revenues from solutions such as data center services, security and e-mail related outsourcing services and network related solutions such as SEIL and SEIL Management Framework, along with projects to connect customers’ multiple operational sites. The steady increase is affected by an increase in demand for outsourcing services by corporate customers.

•	Other. Other revenues, which included rental fees for network equipment, customer support service, and sale of Wide-area Ethernet services, amounted to ¥3.7 billion for the fiscal year ended March 31, 2007, a 1.5% increase from the previous fiscal year.
     Systems integration revenues. Our revenues from systems integration, which include equipment sales related to systems integration, increased 29.9% to ¥30.5 billion for the fiscal year ended March 31, 2007 from ¥23.5 billion for the previous fiscal year. The increase was mainly due to a significant increase in one-time revenues from the design and construction of large-scale network systems for corporate customers and a continuous increase in recurring revenues from the operation and maintenance of the systems.

     Equipment sales. Our equipment sales decreased 29.5% to ¥2.2 billion for the fiscal year ended March 31, 2007 from ¥3.1 billion for the previous fiscal year.
Total cost of revenues
     Total cost of revenues increased 12.1% to ¥46.0 billion for the fiscal year ended March 31, 2007 from ¥41.0 billion for the previous fiscal year. The increase was mainly because cost of systems integration revenues increased corresponding with the significant increase in systems integration revenues, while the cost of connectivity and value-added services revenues slightly increased compared to the previous fiscal year.
     Cost of connectivity and value-added services revenues. Cost of connectivity and value-added services revenues increased 2.3% to ¥20.5 billion for the fiscal year ended March 31, 2007 from ¥20.1 billion for the previous fiscal year. The gross margin ratio in connectivity and value-added services revenues, which is the ratio of (1) the amount obtained by subtracting cost of connectivity and value-added services revenues from connectivity and value-added services revenues to (2) connectivity and value-added services revenues, increased 15.6% from the fiscal year ended March 31, 2007 from 13.5% for the previous fiscal year. This increase is mainly a result of an increase in revenues from relatively higher-margin value-added services. Backbone costs for the fiscal year ended March 31, 2007 were ¥3.5 billion, almost the same as the previous fiscal year. Local access line costs for the fiscal year ended March 31, 2007 were ¥4.6 billion, almost the same as the previous fiscal year.
     Cost of systems integration revenues. Our cost of systems integration revenues increased 29.8% to ¥23.5 billion for the fiscal year ended March 31, 2007 from ¥18.1 billion for the previous fiscal year. The increase is mainly due to the increase in systems integration revenues. The gross margin ratio in systems integration revenues, which is the ratio of (1) the amount obtained by subtracting cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, for the fiscal year ended March 31, 2007 was 22.9%, almost the same as compared to the previous fiscal year.
     Cost of equipment sales. Our cost of equipment sales decreased 32.8% to ¥1.9 billion for the fiscal year ended March 31, 2007 from ¥2.8 billion for the previous fiscal year. The decrease is mainly due to the decrease in equipment sales revenues. The gross margin ratio, as the figure subtracting cost of equipment sales from equipment sales revenues to equipment sales revenues, in equipment sales increased to 12.9% for the fiscal year ended March 31, 2007 from 8.7% for the previous fiscal year.
Total costs and expenses
     Total costs and expenses, which include total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased 13.0% to ¥53.6 billion for the fiscal year ended March 31, 2007 from ¥47.4 billion for the previous fiscal year. The increase in total costs and expenses was primarily a result of an increase in the cost of systems integration, sales and marketing expenses and general and administrative expenses.
     Sales and marketing. Sales and marketing expenses increased 11.7% to ¥3.4 billion for the fiscal year ended March 31, 2007 from ¥3.1 billion for the previous fiscal year. The increase was mainly due to an increase in personnel expenses of ¥0.2 billion and advertising expenses of ¥0.1 billion that increased along with the business expansion.
     General and administrative. General and administrative expenses increased 26.2% to ¥4.0 billion for the fiscal year ended March 31, 2007 from ¥3.1 billion for the previous fiscal year. The increase was mainly due to an increase in personnel expenses of ¥0.5 billion including a provision for retirement benefits for directors of ¥0.2 billion related to an introduction of retirement benefits rules, and an increase in outsourcing expenses of ¥97 million resulting from business expansion.
     Research and development. Research and development expenses increased 12.1% to ¥177 million for the fiscal year ended March 31, 2007 from ¥158 million for the previous fiscal year.
Operating income
     As a result of the foregoing factors, operating income increased 45.2% to ¥3.5 billion for the fiscal year ended March 31, 2007 from ¥2.4 billion for the previous fiscal year.
Other income-net
     Other income-net of ¥1.5 billion was recorded for the fiscal year ended March 31, 2007, compared to ¥3.0 billion for the previous fiscal year.
     Interest income. Interest income was ¥23 million for the fiscal year ended March 31, 2007, compared to ¥13 million for the previous fiscal year.
     Interest expense. Interest expense, comprised of interest expense in respect of bank borrowings and capital lease obligations, amounted to ¥397 million for the fiscal year ended March 31, 2007 compared to ¥437 million for the previous fiscal year. The decrease is mainly due to a decrease in borrowings.
     Foreign exchange gains (losses). Foreign exchange loss amounted to ¥0.3 million for the fiscal year ended March 31, 2007 compared to gain of ¥3 million for the previous year.
     Net gain on other investments. For the fiscal year ended March 31, 2007, we recorded gain on other investments of ¥1.9 billion, which included gains of ¥3.2 billion from the sale of certain available-for-sale securities, compared to gains of ¥3.2 billion for the previous year, offset by an impairment loss of ¥1.4 billion on unlisted securities, including an impairment loss of ¥1.0 billion on the securities of IPMobile Incorporated.
     Other-net. For the fiscal year ended March 31, 2007, we recorded other income of ¥57 million, most of which is dividend income of ¥102 million for the fiscal year ended March 31, 2007, compared to income of ¥191 million for the previous year.
Income from operations before income tax expense (benefit), minority interests and equity in net loss of equity method investees
     We recorded income from operations before income tax benefit, minority interests and equity in net loss of equity method investees of ¥5.0 billion for the fiscal year ended March 31, 2007 compared to income from operations before income tax expense, minority interests and equity in net loss of equity method investees of ¥5.4 billion for the fiscal year ended March 31, 2006. The decrease primarily reflects the decrease in other income-net mainly due to the impairment loss on unlisted securities above.
Income tax expense (benefit)
     For the fiscal year ended March 31, 2007, we recorded an income tax benefit of ¥804 million compared to an income tax expense of ¥257 million for the previous fiscal year. The income tax benefit for the fiscal year ended March 31, 2007 was mainly due to deferred tax benefits of ¥1.5 billion resulting from a release of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and others.

Minority interests in earnings of subsidiaries
     Minority interests in earnings of subsidiaries decreased by ¥121 million to ¥233 million for the fiscal year ended March 31, 2007. The decrease was mainly due to a decrease in net income of IIJ-Tech, which was mainly affected by the absence of the income tax benefit for IIJ-Tech that was recorded in the previous fiscal year.
Equity in net loss of equity method investees
     Equity in net loss of equity method investees increased to ¥210 million for the fiscal year ended March 31, 2007 from ¥14 million for the previous fiscal year. Although equity in net income of equity method investees was recorded in Internet Multifeed Co., equity in net loss of equity method investees was recorded in i-revo.
Net income
     Net income for the fiscal year ended March 31, 2007 was ¥5.4 billion compared with ¥4.8 billion for the previous fiscal year. The improvement primarily reflects the increase in operating income and a release of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and others.
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
•	Dedicated access. Revenues from dedicated access services decreased 6.6% to ¥10.6 billion for the fiscal year ended March 31, 2006 from ¥11.4 billion for the previous fiscal year. This decrease reflected a decrease of revenues of ¥468 million from the interconnection of the Company’s network with AIH, our former equity method investee, which resulted from the consolidation of AIH’s revenues following the merger of AIH into the Company. The decrease is also due to the decline in unit price per bandwidth.

•	Dial-up access. Revenues from dial-up access services decreased 9.0% to ¥2.7 billion for the fiscal year ended March 31, 2006 from ¥2.9 billion for the previous fiscal year. This decrease was primarily the result of declining revenues from services for individuals such as IIJ4U Service. The revenues from IIJ4U decreased by ¥0.1 billion from the previous fiscal year.

•	Value-added services. Our value-added services revenues increased 24.9% to ¥6.2 billion for the fiscal year ended March 31, 2006 from ¥5.0 billion for the previous fiscal year. This increase was mainly due to a steady increase in revenues from solutions such as data center services, security and e-mail related outsourcing services and network related solutions such as SEIL and SEIL Management Framework, along with projects to connect customers’ multiple operational sites. The steady increase is affected by an increase in demand for outsourcing services by corporate customers.

•	Other. Other revenues, which included rental fees for network equipment, customer support service, and sale of Wide-area Ethernet services, amounted to ¥3.7 billion for the fiscal year ended March 31, 2006, a 15.9% increase from the previous fiscal year. The increase was mainly due to a continuous increase in sales of Wide-area Ethernet services which increased by 43.8% compared to the previous fiscal year.
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
     Cost of connectivity and value-added services revenues. Cost of connectivity and value-added services revenues increased 3.0% to ¥20.1 billion for the fiscal year ended March 31, 2006 from ¥19.5 billion for the previous fiscal year. The gross margin ratio in connectivity and value-added services revenues increased to 13.5% for the fiscal year ended March 31, 2006 from 13.3% for the previous fiscal year. This increase is mainly a result of an increase in revenues from relatively higher-margin value-added services and a decrease in backbone costs. Local access line costs increased due to steady revenue growth in Wide-area Ethernet services. Backbone costs decreased 1.0% to ¥3.5 billion for the fiscal year ended March 31, 2006 from ¥3.6 billion for the previous fiscal year. Local access line costs increased 12.8% to ¥4.6 billion from ¥4.0 billion for the previous fiscal year.
     Cost of systems integration revenues. Our cost of systems integration revenues increased 48.5% to ¥18.1 billion for the fiscal year ended March 31, 2006 from ¥12.2 billion for the previous fiscal year. The increase is mainly due to the increase in systems integration revenues. The gross margin ratio in systems integration revenues was 22.9% for the fiscal year ended March 31, 2006, compared to 23.0% for the previous fiscal year. Revenues from the construction of large-scale network systems, which has a lower-margin compared to systems operation and maintenance, increased.
     Cost of equipment sales. Our cost of equipment sales decreased 9.4% to ¥2.8 billion for the fiscal year ended March 31, 2006 from ¥3.1 billion for the previous fiscal year. The decrease is mainly due to the decrease in equipment sales revenues. The gross margin ratio in equipment sales increased to 8.7% for the fiscal year ended March 31, 2006 from 7.5% for the previous fiscal year.
Total costs and expenses
     Total costs and expenses, which include total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased 17.2% to ¥47.4 billion for the fiscal year ended March 31, 2006 from ¥40.5 billion for the previous fiscal year. The increase in total costs and expenses was primarily a result of an increase in the cost of systems integration, sales and marketing expenses and general and administrative expenses.

     Sales and marketing. Sales and marketing expenses increased 10.2% to ¥3.1 billion for the fiscal year ended March 31, 2006 from ¥2.8 billion for the previous fiscal year. The increase was mainly due to an increase in advertising expenses, personnel expenses and outsourcing expenses that increased along with the business expansion.
     General and administrative. General and administrative expenses increased 18.1% to ¥3.1 billion for the fiscal year ended March 31, 2006 from ¥2.7 billion for the previous fiscal year. The increase was mainly due to increases in personnel expenses and rent expenses. The increase in rent expenses is mainly due to an expansion of the office for the administrative section, necessitated by an enhancement of administrative functions.
     Research and development. Research and development expenses decreased 20.5% to ¥158 million for the fiscal year ended March 31, 2006 from ¥199 million for the previous fiscal year. The decrease is primarily due to reduced development expenses relating to the SEIL Series.
Operating income
     As a result of the foregoing factors, operating income increased 93.3% to ¥2.4 billion for the fiscal year ended March 31, 2006 from ¥1.2 billion for the previous fiscal year.
Other income (expenses)-net
     Net other income of ¥3.0 billion was recorded for the fiscal year ended March 31, 2006 compared to ¥1.9 billion for the previous fiscal year.
     Interest income. Interest income was ¥13 million for the fiscal year ended March 31, 2006, almost the same as ¥13 million for the previous fiscal year.
     Interest expense. Interest expense, comprised of interest expense in respect of bank borrowings, convertible notes and capital lease obligations, amounted to ¥437 million for the fiscal year ended March 31, 2006 compared to ¥686 million for the previous fiscal year. Interest expense decreased due to an absence of interest payments related to the convertible notes that we redeemed in March 2005.
     Foreign exchange gains. Foreign exchange gains amounted to ¥3 million for the fiscal year ended March 31, 2006 compared to gains of ¥6 million for the previous year.
     Net gain on other investments. For the fiscal year ended March 31, 2006, we recorded net gain on other investments of ¥3.2 billion, which included gains of ¥3.2 billion generated by the sale of certain available-for-sale securities, compared to gains of ¥2.4 billion for the previous year.
     Other-net. For the fiscal year ended March 31, 2006, we recorded other income of ¥191 million, most of which was dividend income of ¥120 million for the fiscal year ended March 31, 2006, compared to income of ¥128 million for the previous year.
Income from operations before income tax expense, minority interests and equity in net loss of equity method investees
     We recorded income from operations before income tax expense, minority interests and equity in net loss of equity method investees of ¥5.4 billion for the fiscal year ended March 31, 2006 compared to income from operations before income tax expense, minority interests and equity in net loss of equity method investees of ¥3.1 billion for the fiscal year ended March 31, 2005. The improvement primarily reflects the increase in operating income and the increase of gains from the sale of available-for-sale securities.

Income tax expense
     For the fiscal year ended March 31, 2006, we recorded an income tax expense of ¥257 million compared to an income tax expense of ¥100 million for the previous fiscal year. The income tax expense for the fiscal year ended March 31, 2006 increased mainly due to the reserve for tax contingencies related to the use of tax operating loss carryforwards by IIJ-A and income taxes payable related to taxable income of our consolidated subsidiaries.
Minority interests in earnings of subsidiaries
     Minority interests in earnings of subsidiaries increased by ¥245 million to ¥354 million for the fiscal year ended March 31, 2006. Earnings of subsidiaries increased mainly due to improved performance of IIJ-Tech and Net Care.
Equity in net loss of equity method investees
     Equity in net loss of equity method investees decreased to ¥14 million for the fiscal year ended March 31, 2006 from ¥33 million for the previous fiscal year. Although equity in net income of equity method investees was recorded in Internet Multifeed Co., equity in net loss of equity method investees was recorded in our new equity method investee, i-revo.
Net income
     Net income for the fiscal year ended March 31, 2006 was ¥4.8 billion compared with ¥2.9 billion for the previous fiscal year. The improvement primarily reflects the increase in operating income and the increase of gains from the sale of available-for-sale securities.
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
Revenue recognition
     Revenues from connectivity services consist principally of dedicated access and dial-up access. The term of these contracts is one year for dedicated access and generally one month for dial up access. All these services are billed and recognized monthly on a straight line basis.

     Value-added service revenues consist principally of sales of various Internet access-related services. Value-added services also include monthly fees from data center services. Other revenues under connectivity and value-added services consist principally of Wide-area Ethernet services and call-center customer support. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.
     Initial set up fees received in connection with connectivity services and value-added services are deferred and recognized over the contract period.
     Systems integration revenues consist principally of the development of Internet network systems and related maintenance, monitoring and other operating services. Systems integration service is subject to the Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. For deliverables in multiple-element arrangements, the guidance below is applied for separability and allocation. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:
•	The delivered item(s) has value to the client on a stand-alone basis,
•	There is objective and reliable evidence of the fair value of the undelivered item(s), and

•	If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.
     If these criteria are not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized on a straight-line basis or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value.
     The period for the development of the systems is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer. When the equipment or system is delivered prior to other elements of the arrangement, revenue is deferred until other service elements are completed and accepted by the customer because the customer may return all of the equipment or system in the event that the Company does not complete other service elements. Maintenance, monitoring and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.
     Equipment sales are reported on a gross or net basis in accordance with EITF Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”. Revenues are recognized when equipment is delivered and accepted by the customer. Title to equipment passes when equipment is accepted by the customer.
Useful lives of property and equipment
     Property and equipment, net recorded on our balance sheet was ¥9,832 million at March 31, 2007, representing 20.6% of our total assets. The values of our property and equipment, including purchased software and property and equipment under capital leases, are recorded in our financial statements at acquisition cost, and are principally depreciated or amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Our depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2005, 2006 and 2007 were ¥4,109 million, ¥4,207 million and ¥4,228 million, respectively.
     We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives at March 31, 2007, were as follows:

Item	Useful Lives
Data communications, office and other equipment	2 to 15 years
Leasehold improvements	3 to 15 years
Purchased software	5 years
Capitalized leases	4 to 7 years
     If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2005, 2006 and 2007 were ¥144 million, ¥119 million and ¥151 million, respectively. The loss on disposal of property and equipment for the fiscal year ended March 31, 2005 was mainly related to the relocation of branch offices and disposal of telephone rights as a result of a decrease in revenues from dial-up access services. The loss on disposal of property and equipment for the fiscal year ended March 31, 2006 was mainly related to disposal of software, such as back-office systems. The loss on disposal of property and equipment for the fiscal year ended March 31, 2007 was mainly related to disposal of software, such as back-office systems and network equipment related to the closing of a network operation center.
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
     We determined the useful lives of customer relationship intangible assets recognized during the fiscal year ended March 31, 2007 as indefinite, as we believe that it is not rational for us to set useful lives to customer relationship intangible assets since the contract renewal rate for services are very high.
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
     When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We estimate the sum of expected undiscounted future cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the sum of the expected undiscounted future net cash flows is less than the carrying value of the assets, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or shorter than those projected by management, resulting in reduced cash flows, additional impairment charges for assets not previously written-off may be required. An impairment loss of ¥26 million on telephone rights was recorded for the fiscal year ended March 31, 2005 because NTT reduced the price of telephone rights by 50 percent after March 31, 2005. There was no impairment loss for long-lived assets for the fiscal years ended March 31, 2006 and 2007. There was no impairment loss for long-lived assets, including goodwill and intangible assets other than the telephone rights above, for the fiscal year ended March 31, 2005.
Allowance for doubtful accounts and uncollectible contractual prepayments
     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. At March 31, 2006 and 2007, we maintained allowances for doubtful accounts of ¥114 million and ¥123 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
Deferred tax assets
     To date, our deferred tax assets have been offset by a valuation allowance. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. As of March 31, 2007, the Company had tax operating loss carryforwards of ¥17.1 billion. The loss carryforwards are available to offset future taxable income and will expire as shown in Note 9 to our consolidated financial statements. The deferred tax benefit resulting from a release of valuation allowance against deferred income tax assets related to tax operating loss carryforwards for the fiscal year ended March 31, 2007 was ¥1.5 billion for the fiscal year ended March 31, 2007. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize the deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance and deferred tax benefit would increase income in the period such determination was made.

Valuation of investments
     Our investment in securities is significant, and the valuation of such investments, requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As at March 31, 2007, we had investments in securities classified as other investments in the amount of ¥2,842 million. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:
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
     Our unrealized loss on investments in marketable equity security relates to a management company which owns and operates golf courses and a Japanese commercial bank. The fair value of each investment is 26% and 25% less than its cost, respectively. The duration of the unrealized loss position was less than 6 months. Based on our ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, we do not consider the investment to be other-than-temporary impaired at March 31, 2007.
     Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expenses), were recognized to reflect the decline in value considered to be other than temporary, which were ¥34 million and ¥118 million, respectively, for the year ended March 31, 2005. Such losses in certain nonmarketable equity securities, included in other income (expenses), were ¥30 million and ¥1,363 million for the years ended March 31, 2006 and 2007, respectively.
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

     We used a discount rate of 1.9% for the pension plan as of March 31, 2007. The discount rate was determined by using the market yield of Japanese Government Bonds with a term matched against the average remaining service period of employees.
     We used an expected long-term rate of return on pension plan assets of 2.7% as of March 31, 2007. To determine the expected long-term rate of return on pension plan assets, we consider a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company. The actual return on pension plan for the year ended March 31, 2007 was 3.2%.
     The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plan as of March 31, 2007.

Change in Assumption	Pre-Tax PBO	Pension Expense	Equity (Net of Tax)
(millions of yen)

50 basis point increase/decrease in discount rate	(135)/150	(22)/27	13/(16)
50 basis point increase/decrease in expected return on assets	—	(5)/ 5	— / (3)
New Accounting Standards
     In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretations (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB statement No. 109” (“FIN No. 48”) which clarifies the accounting for uncertainty in income tax recognized in an enterprise’s financial statements in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN No. 48 will not have a material effect upon the Company’s financial position or results of operations.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting this Statement.
     In September 2006, the Securities and Exchange Commission (“SEC”) staff published Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides guidance on the consolidation of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires quantification of the effects of financial statements errors on each of the balance sheets and statements of income and the related financial statements disclosures. The Company adopted SAB No. 108 effective March 31, 2007. The adoption of SAB No. 108 did not have a material effect upon the Company’s financial position or results of operations.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB statements No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires an employer that sponsors one or more defined benefit pension plans or other postretirement plans to (1) recognize the funded status of a plan, measured as the difference between plan assets at fair value and the benefit obligation, in its balance sheet; (2) recognize in shareholders’ equity as a component of accumulated other comprehensive income, net of tax, the gains and losses and prior service costs or credits that arise during the period but are not yet recognized as components of net periodic benefit cost; (3) measure defined benefit plan assets and obligations as of the date of the employers’ fiscal year-end balance sheet; and (4) disclose in the notes to our consolidated financial statements additional information about the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The Company adopted SFAS No. 158 effective March 31, 2007. The adoption of SFAS No. 158 resulted in a decrease in total shareholders’ equity of ¥112 million ($950 thousand) as of March 31, 2007. For further information regarding the impact of the adoption of SFAS 158, refer to Note 10 to our consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement’s objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting this Statement.

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

	For the fiscal year ended March 31,
	2005	2006	2007
	(millions of yen)

Capital expenditures, including capitalized leases (1)	¥5,011	¥4,762	¥3,953

(1)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures”.
     Most of our capital expenditures relate to the expansion and improvement of our existing network, including the installation of the routers and servers necessary to offer services on our network.
     We have not made any material divestitures in the current or past three fiscal years. We recorded a loss on disposal of property and equipment of ¥144 million, ¥119 million and ¥151 million for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. The loss for the fiscal year ended March 31, 2005 was mainly due to the relocation of branch offices and disposal of telephone rights. The loss for the fiscal year ended March 31, 2006 was mainly due to disposal of software, such as back-office systems. The loss for the fiscal year ended March 31, 2007 was mainly due to the disposal of software, such as back-office systems and network equipment related to the closing of a network operation center.
     Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including our domestic and international backbone as well as local access lines that customers use to connect to IIJ’s network. The leases for our domestic backbone are generally non-cancelable for a minimum one-year lease period. The leases for our international backbone connectivity during one-year lease period are substantially non-cancelable. We also lease office premises and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2009 and also lease network operation centers under non-cancelable operating leases.
     Lease expenses related to backbone lines for the fiscal years ended March 31, 2005, 2006 and 2007, amounted to ¥3,551 million, ¥3,516 million and ¥3,516 million, respectively. Lease expenses for local access lines for the fiscal years ended March 31, 2005, 2006 and 2007, which are only attributable to dedicated access revenues, amounted to ¥4,040 million, ¥4,558 million and ¥4,616 million, respectively. Other lease expenses for the fiscal years ended March 31, 2005, 2006 and 2007, amounted to ¥3,304 million, ¥3,654 million and ¥4,382 million, respectively.
     We conduct our connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets at the execution of the capital lease agreements and accumulated depreciation amounted to ¥14,459 million and ¥6,820 million at March 31, 2006 and ¥13,001 million and ¥6,102 million at March 31, 2007.
     As of March 31, 2007, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payment due by period
		(millions of yen)
	Total
	contractual	Less than			More than
	amount	1 year	1 to 3 years	4 to 5 years	5 years
Connectivity lines operating leases	¥134	¥39	¥76	¥19	¥—
Other operating leases	2,226	1,468	680	38	40
Capital leases	7,700	3,202	3,808	683	7

Total minimum lease payments(1)	¥10,060	¥4,709	¥4,564	¥740	¥47

(1)	See note 7 to our consolidated financial statements included in this annual report.
     Payments of principal and interest on outstanding borrowings. We require cash for payments of interest and principal on our outstanding borrowings.
     Short-term borrowings. As of March 31, 2007, our short-term borrowings consisted of bank overdrafts of ¥6.1 billion. The weighted average interest rate of our short-term borrowings was 1.141%. We increased our short-term borrowings by ¥1.5 billion. We also had an unused balance of ¥13.4 billion in borrowings as of March 31, 2007 under our bank overdraft agreements.
     Long-term borrowings. As of March 31, 2007, we had ¥0.3 billion of outstanding long-term borrowings, all of which were current portions and which consisted of: unsecured, variable-rate loans from banks of ¥40 million with a weighted average interest rate of 3.815% and unsecured, variable-rate loans from banks of ¥250 million with a weighted average interest rate of 1.706%. We entered into interest rate swap contracts to manage our interest rate exposure resulting in a fixed interest rate for a portion of our long-term debt. The effective weighted average interest rate for ¥250 million of the long-term loans outstanding at March 31, 2007 after giving effect to such swap agreements was 1.670%.
     Collateral for borrowings. Substantially all of our short-term and long-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the banks may require us to provide collateral or guarantees with respect to the borrowings. We did not provide banks with any collateral for outstanding loans as of March 31, 2007. Our primary banking relationships are with Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation. The banks are also shareholders and customers of ours.
     Payable under securities loan agreement. Since August 2004, we had been a party to a securities loan agreement with a Japanese financial institution. We loaned available-for-sale securities to the financial institution and received cash in return in the transaction. These transactions were accounted for as secured borrowings and the cash received was recorded as payable under the securities loan agreement and securities lent were recorded as other investments. The agreement required us to provide certain marketable securities as collateral at the commencement of the transaction. We were required to make a partial payment or receive additional borrowings depending on the market value of securities pledged. We paid the interest on the payables with a variable rate. The interest rate was 0.76 percent as of March 27, 2007. On March 27, 2007, we paid off the loan and took back the available-for-sale securities loaned to the financial institution since the agreement expired on that date.
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
Capital Resources
     We seek to manage our capital resources and liquidity to provide adequate funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions, capital leases and issuances of equity securities. At March 31, 2007, we had cash of ¥13.6 billion and available-for-sale securities of ¥1.3 billion. We expect that cash from operating activities, any proceeds from the sale of available-for-sale securities, our other sources of liquidity will be sufficient to meet our requirements through the year ending March 31, 2008.
     Short-term and long-term Borrowings. Short-term and long-term borrowings provide us with an important source for maintaining adequate level of working capital, acquisition of fixed assets and investments. We plan to continue to refinance our short-term borrowings or use the unused balance outstanding of ¥13.4 billion as of March 31, 2007 of bank overdraft for maintaining adequate level of working capital, acquisition of fix assets and investments. See — Payments of principal and interest on outstanding borrowings.
     Cash flows from operating activities. We generated ¥7.4 billion by operating activities for the year ended March 31, 2007. See — Cash Flows.
     Capital Leases. Capital leases also provide us with an important source of financing. See note 7 to our consolidated financial statements included in this annual report on Form 20-F.

     Issuances of Equity Securities. On December 2, 2005, we listed on the Mothers market of the TSE. In connection with the listing, we issued 12,500 new shares of common stock for an amount of ¥6.0 billion.
Cash Flows
     We had cash of ¥13.6 billion at March 31, 2007 compared to ¥13.7 billion at March 31, 2006.
     The following table presents information about our cash flows during the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal year ended March 31,
	2005	2006	2007
	(millions of yen)
Net cash provided by operating activities	¥5,238	¥6,559	¥7,402
Net cash provided by (used in) investing activities	1,974	1,805	(3,014)
Net cash provided by (used in) financing activities	(14,212)	39	(4,560)
Effect of exchange rate changes on cash	2	38	(0)

Net increase (decrease) in cash	(6,998)	8,441	(172)
Cash at beginning of the year	12,284	5,286	13,727

Cash at end of the year	¥5,286	¥13,727	¥13,555

Year Ended March 31, 2007 as Compared to the Year Ended March 31, 2006
     Net cash provided by operating activities was ¥7.4 billion for the fiscal year ended March 31, 2007 compared to ¥6.6 billion for the previous fiscal year. The increase of net cash provided by operating activities for the fiscal year ended March 31, 2007 consisted of an increase of ¥1.2 billion in net income from continuing operations adjusted for non-cash income and expenses such as depreciation and amortization, loss (gains) on other investments, and equity method net loss, and a decrease of ¥0.3 billion in operating assets and liabilities (cash provided). This improvement in cash provided by operating activities mainly resulted from the increase in operating income before depreciation and amortization which was derived from an increase in revenues from value-added services and systems integration.
     Net cash used in investing activities was ¥3.0 billion for the fiscal year ended March 31, 2007 compared to ¥1.8 billion provided by investing activities for the previous fiscal year. Net cash used in investing activities for the fiscal year ended March 31, 2007 reflected an increase of ¥2.9 billion in purchase of subsidiary stock from minority shareholders, an increase of ¥1.9 billion in purchase of short-term and other investments including available-for-sale securities and an increase of ¥0.4 billion in purchase of property and equipment compared to the previous fiscal year. The increase in net cash used in investing activities for the fiscal year ended March 31, 2007 was partly offset by an absence of investment in an equity method investee of ¥0.8 billion and an increase of ¥0.6 billion in proceeds from sales of available-for-sale securities compared to the previous fiscal year.
     Net cash used in financing activities was ¥4.6 billion for the fiscal year ended March 31, 2007 compared to ¥39 million provided by financing activities for the previous fiscal year. Net cash used in financing activities for the fiscal year ended March 31, 2007 reflected an absence of proceeds from issuance of common stock, net of an issuance cost, of ¥6.0 billion, an increase of ¥4.7 billion in repayments of short-term borrowings with initial maturities over three months and long-term borrowings, a decrease of ¥3.8 billion in proceeds from securities loan agreement and an increase of ¥3.2 billion in short-term borrowings compared to the previous fiscal year. The increase in net cash used in financing activities for the fiscal year ended March 31, 2007 was partly offset by an increase of ¥9.5 billion in proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings and a decrease of ¥3.6 billion in repayments of securities loan agreement compared to the previous fiscal year.
Year Ended March 31, 2006 as Compared to the Year Ended March 31, 2005
     Net cash provided by operating activities was ¥6.6 billion for the fiscal year ended March 31, 2006 compared to ¥5.2 billion for the previous fiscal year. The increase of net cash provided by operating activities for the fiscal year ended March 31, 2006 consisted of an increase of ¥0.9 billion in net income from continuing operations adjusted for non-cash income and expenses such as depreciation and amortization, gains on other investments, and equity method net loss, and an increase of ¥0.4 billion in operating assets and liabilities (cash provided).This improvement in cash provided by operating activities mainly resulted from the increase in operating income before depreciation and amortization which was derived from an increase in revenues from value-added services and systems integration and the decrease in backbone costs.
     Net cash provided by investing activities was ¥1.8 billion for the fiscal year ended March 31, 2006 compared to ¥2.0 billion provided by investing activities for the previous fiscal year. The decrease of net cash provided by investing activities for the fiscal year ended March 31, 2006 reflected primarily increases of ¥0.3 billion in purchases of property and equipment, ¥0.7 billion in purchases of short-term and other investments and ¥0.8 billion in investment in an equity method investee. The increase of cash used was partly offset by an increase of ¥0.6 billion in proceeds from sales and redemption of short-term and other investments, including certain available-for-sale securities, and an increase of ¥0.5 billion in refunds of guarantee deposits.
     Net cash provided by financing activities was ¥39 million for the fiscal year ended March 31, 2006 compared to ¥14.2 billion used in financing activities for the previous fiscal year. The increase of net cash provided by financing activities for the fiscal year ended March 31, 2006 primarily reflected a redemption of convertible notes of ¥11.1 billion that was recorded in the previous fiscal year, proceeds of ¥6.0 billion from the issuance of common stock related to our listing on the Mothers market of the TSE, and an increase of ¥2.4 billion in proceeds from security loan agreements. The increase was partly offset by an increase of ¥4.8 billion in repayments of securities loan agreements, a decrease of ¥1.3 billion in proceeds from issuance of long-term borrowings, and an increase of ¥1.1 billion in repayments of long-term borrowings.
Contingencies
     We did not have any material contingent liabilities as of March 31, 2007.
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
Connectivity and value-added services revenues
     Connectivity and value-added services revenues consist of our dedicated access services revenues, our dial-up access services revenues, our value-added services revenues and other services revenues. Our connectivity and value-added services revenues accounted for 42.7% of our revenues for the fiscal year ended March 31, 2007, 46.6% for the fiscal year ended March 31, 2006, and 53.9% of our revenues for the fiscal year ended March 31, 2005. As our connectivity services customers tend to use our value-added services or systems integration services as their network needs develop, connectivity services are also important for the growth of our value-added services or systems integration business.
     Dedicated access services
     Dedicated access services accounted for 18.9% of our revenues for the fiscal year ended March 31, 2007, 21.3% for the fiscal year ended March 31, 2006, and 27.3% for the fiscal year ended March 31, 2005. Dedicated access service revenues depend on the size of our customer base, the average contracted bandwidth and unit price of our services. The market for dedicated access services is generally following two trends:
•	Increased contracted bandwidth. Total contracted bandwidth for dedicated access services including Internet Data Center Connectivity Services increased to 323.5 Gbps for the fiscal year ended March 31, 2007 from 194.9 Gbps for the previous fiscal year. The number of IP Service contracts for the bandwidth over 100Mbps increased to 224 for the fiscal year ended March 31, 2007 from 157 for the fiscal year ended March 31, 2006. This increase is mainly due to an increase in customers’ demand for higher bandwidth for their Internet connectivity. The average revenues per contract for IP Service was approximately ¥0.6 million at the end of March 2007, compared to the revenues per contract of ¥0.6 million at the end of March 2006. Though we do not expect that revenue per contract come to a growing trend for the fiscal year ending March 31, 2008 due to the continuing competition, we believe that customer demand for higher bandwidth will continue as the use of broadband by corporate customers expands, and we will try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services and differentiate them from those of our competitors.

•	Increased demand for broadband services. Demand for broadband services, IIJ FiberAccess/F, IIJ DSL/F and IIJ DSL/A are increasing rapidly as the services are coming to be used to connect corporate branches and remote offices. The services uses ADSL lines at maximum 47 Mbps speed or optical lines at maximum 10 Mbps or 100 Mbps as access lines. The number of contracts for IIJ FiberAccess/F and IIJ DSL/F increased to 16,418 for the fiscal year ended March 31, 2007 from 13,297 for the fiscal year ended March 31, 2006. We also expect that it will also contribute to the increase of value-added services and systems integration revenues as usage and implementation of these connectivity services will increase the demand for value-added services such as security services and network systems integration.

     Dial-up access services
     Dial-up access services, which include both services for corporate customers and individual users, accounted for 4.2% of our revenues for the fiscal year ended March 31, 2007, 5.4% for the fiscal year ended March 31, 2006, and 7.0% for the fiscal year ended March 31, 2005. Dial-up service revenues depend on the size of our customer base and pricing. The size of our customer base depends primarily on the popularity of OEM services, and the attractiveness of our service offerings which is measured primarily by the quality of service provided to subscribers and our ability to attract new customers by offering remote access solutions in combination with dial-up access and security services.
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
     Value-added services revenues
     Our value-added services consist of network security services, data center facility services and operation and management services. For the fiscal year ended March 31, 2007, value-added services revenues increased to ¥7,416 million from ¥6,250 million for the fiscal year ended March 31, 2006 and from ¥5,005 million for the fiscal year ended March 31, 2005. The increase is primarily due to the increasing demand for these services from our corporate connectivity customers.
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
     Other
     Other revenues, which included rental fees for network equipment, customer support service, and sale of Wide-area Ethernet services accounted for 6.5% of our revenues for the fiscal year ended March 31, 2007, 7.4% for the fiscal year ended March 31, 2006, and 7.6% for the fiscal year ended March 31, 2005.
Systems integration revenues, including related equipment sales revenues
     We are currently targeting systems integration to drive growth in revenues and operating income. Systems integration revenues, including related equipment sales revenues for the fiscal year ended March 31, 2007 increased by 29.9% from the previous fiscal year. The increase is primarily due to the steady increase in outsourced operation revenues, which are monthly recurring revenues, and in one-time revenues due to the provision of a wider range of consulting, network and system design, project management, implementation of integration compared to the past, such as system utilizing broadband lines to connect customers’ shops or branches with lower cost and higher speeds, or consulting on network design and operation, and network security. The increase in revenues is primarily due to the increasing demand for these services from our connectivity customers.
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
Other equipment sales revenues
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
     We have invested heavily in the past few years in developing and expanding our network, however, due to a decrease in procurement prices for international backbone lines, our costs have decreased as a result. For the fiscal year ended March 31, 2007, our leased line and other connectivity costs were equal to ¥8.5 billion or 34.8% of our connectivity and value-added services revenues. For the previous fiscal year, these costs were equal to ¥8.9 billion, or 38.3% of our connectivity and value-added services revenues.
•	Backbone cost. Backbone cost for the fiscal year ended March 31, 2007 was ¥3.5 billion, almost the same as the fiscal year ended March 31, 2006. We do not expect that our backbone cost will increase significantly as compared with recent fiscal years.

•	Dedicated local access line costs. We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs for the fiscal year ended March 31, 2007 were ¥4.6 billion, almost the same as the fiscal year ended March 31, 2006. Other connectivity costs were ¥0.3 billion for the fiscal year ended March 31, 2007 compared to ¥0.8 billion for the previous fiscal year.
     Depreciation and amortization cost decreased to ¥2.6 billion for the fiscal year ended March 31, 2007 from ¥2.7 billion for the fiscal year ended March 31, 2006. Capital expenditures for the fiscal year ended March 31, 2007 decreased to ¥4.0 billion from ¥4.8 billion for the fiscal year ended March 31, 2006. We do not expect that the depreciation and amortization will change significantly compared with recent fiscal years.
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
     Over the long term, we seek to improve gross margins through systems integration sales. The gross margin ratio for systems integration services was 22.9% for the fiscal year ended March 31, 2007 in comparison with 22.9% for the fiscal year ended March 31, 2006. We seek to retain our systems integration customers as our customers for higher-margin consulting, operation and maintenance, software development and upgrades included in systems integration.
Sales and marketing
     Our sales and marketing expenses consist primarily of costs related to marketing and general advertising, written-off accounts receivable, sales and marketing and personnel expenses. Our sales and marketing expenses will increase to the extent that we expand our operations and increase our sales and marketing activities. We expect the sales and marketing expenses will increase for the fiscal year ending March 31, 2008 in accordance with our business expansion.
General and administrative
     Our general and administrative expenses include primarily expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. Our general and administrative expenses will increase to the extent that we grow our business and add staff. We expect the general and administrative expenses will increase for the fiscal year ending March 31, 2008 in accordance with our business expansion.
Research and development
     Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. We expect the research and development expenses will increase for the fiscal year ending March 31, 2008 in accordance with our business expansion.
Other income (expenses)
     Our other income and expenses include, interest income and expenses and other items such as foreign exchange gains or losses, impairment losses on available-for-sale securities and gain on sale of other investments.
•	Interest expense. Most of our interest expense is from bank borrowing and capital leases. Interest income and interest expenses are also affected by the fluctuation of market interest rates and our total amount of outstanding borrowings. As we increase capital leases or borrowings in order to finance further development of our backbone and data centers and for other investments, interest expenses will also increase.

•	Impairment losses. We also hold other investments, including available-for-sale securities. The book value of other investments are affected by the fluctuation in the market price or the decrease in fair values of non-marketable investments. If a decrease below cost in the market price or fair value of an investment is judged to be other than temporary, we will have impairment losses on other investments.

•	Gain on sale of other investments. Gain on sales of other investment is mostly raised from a sale of available-for-sale securities. We expect that we will continue a sale of available-for-sale securities to raise the gain for the fiscal year ending March 31, 2008.
E. Off-Balance Sheet Arrangements.
     We do not have any off-balance sheet arrangements as is defined for purposes of Item 5.E. of Form 20-F.
F. Tabular Disclosure of Contractual Obligations.
The following table shows our contractual payment obligations under our agreements as of March 31, 2007:

	Payments due by period (in million of yen)
					more
		less than			than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt obligations	¥290	¥290	¥—	¥—	¥—
Capital lease obligations	7,700	3,202	3,808	683	7
Operating lease obligations	2,360	1,507	757	56	40
Total (1) (2)	¥10,350	¥4,999	¥4,565	¥739	¥47

(1)	In addition to the above, we plan to contribute ¥173 million to our pension plan for the fiscal year ending March 31, 2008. On January 17, 2007, we made an agreement for investing in funds which invest in unlisted stocks mainly in Europe, Asia and Israel, with an investment advisory company. We committed to provide $5 million for the fund at its request in the future several years. We provided $140 thousand for the fiscal year ended March 31, 2007. (Please refer to Note 14 to our consolidated financial statements). In June 2007, we acquired 100% of the equity of hi-ho, Inc. from Panasonic Network Services Inc. (“PNS”) to take over PNS’s Internet service business for personal users and its solution business for its corporate customers for ¥1,200 million.

(2)	The table above does not include obligations for interest payments on debt.
Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
     The following table provides information about our directors, executive officers and company auditors as of July 3, 2007:

Initial date of
appointment as
				director,	Number of IIJ
				executive officer	shares owned
			Current term	or company	as of July 3,
Name	Position	Date of birth	expires	auditor	2007
Koichi Suzuki	President, Chief Executive Officer and Representative Director	Sep. 3, 1946	June 2009	Dec. 1992	12,783
Toshiya Asaba	Executive Vice President	June 12, 1962	June 2009	June 1999	*
Yoshiaki Hisamoto	Executive Vice President	Dec. 14, 1954	June 2008	June 2006	—
Hideshi Hojo	Senior Managing Director	Dec. 22, 1957	June 2009	June 2000	*

Initial date of
appointment as
				director,	Number of IIJ
				executive officer	shares owned
			Current term	or company	as of July 3,
Name	Position	Date of birth	expires	auditor	2007
Takamichi Miyoshi	Director	May 5, 1963	June 2008	June 2002	*
Akihisa Watai	Director, Chief Financial Officer and Chief Accounting Officer	Sep. 30, 1965	June 2008	June 2004	*
Hiroyuki Hisashima	Director	Oct. 11, 1959	June 2009	June 2005	*
Kazuhiro Tokita	Director	Apr. 25, 1969	June 2009	June 2005	*
Junichi Shimagami	Director	Apr. 17, 1967	June 2009	June 2007	*
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2008	June 2004	—
Takashi Hiroi	Director	Feb. 13, 1963	June 2008	June 2004	—
Yoshifumi Nishikawa	Director	Aug. 3, 1938	June 2009	June 2005	—
Junnosuke Furukawa	Director	Dec. 5, 1935	June 2009	June 2005	—
Senji Yamamoto	Director	Apr. 14, 1946	June 2008	June 2006	—
Junichi Tate	Company Auditor	Nov. 6, 1949	June 2008	June 2006	—
Masaki Okada	Company Auditor	Jan. 9, 1959	June 2008	June 2004	—
Masaaki Koizumi	Company Auditor	Oct. 4, 1964	June 2008	June 2004	—
Hirofumi Takahashi	Company Auditor	Sep. 1, 1939	June 2009	June 2005	*

*	Owns less than 1% of outstanding shares of IIJ’s common stock.
     Koichi Suzuki has been our president and representative director since April 1994, and has over 20 years of experience in the computer and communications industries. In addition, Mr. Suzuki is chairman of IIJ Technology Inc. (“IIJ-Tech”) and hi-ho Inc. (“hi-ho”), and representative director of Net Care, Inc. (“Net Care”), Internet Multifeed Co. (“Multifeed”) and GDX Japan, K.K. He also serves as chairman of IIJ America Inc. (“IIJ-A”) and a director of i-Heart, Inc. From December 1992 to April 1994, Mr. Suzuki was a director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.
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
     Hideshi Hojo has served as senior managing director of IIJ since June 2006 and as division director of the Sales Department since August 2003. Mr. Hojo is also a director of Net Care and Internet Revolution Inc. (“i-revo”). From February 1998 to June 2000, Mr. Hojo acted as general manager of the Sales Division, from June 2000 to June 2002, as a director and from June 2002 to August 2003, as managing director and division director of the Sales & Marketing Department. Mr. Hojo joined us in 1996. Prior to joining us, Mr. Hojo had 16 years of experience in the field of sales working for the Itochu Group.

     Takamichi Miyoshi has served as a director of IIJ since June 2002 and as director and general manager of the Strategy Planning Division since April 2004. Mr. Miyoshi is a director of Multifeed. Mr. Miyoshi joined us in April 1993. From October 1994, Mr. Miyoshi acted as general manager of the Network Operations and Systems Administration Division.
     Akihisa Watai has served as a director, chief financial officer and chief accounting officer since June 2004. Mr. Watai is a director of Net Chart Japan Inc. (“NCJ”) and a company auditor of i-revo. Mr. Watai joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1989 and was temporarily transferred to IIJ from August 1996. In February 2000, Mr. Watai joined IIJ permanently and has been general manager of the Finance Division since April 2004.
     Hiroyuki Hisashima has served as a director since June 2005 and has been division director of the Applied Research and Development Department since April 2006. Mr. Hisashima is a director of IIJ-Tech. Mr. Hisashima was general manager of the Technology Department since April 2004. Mr. Hisashima joined us in May 1996. Prior to joining us, Mr. Hisashima had 12 years of experience in the field of software development.
     Kazuhiro Tokita has served as a director since June 2005 and has been division director of the Solution Department since April 2006. Mr. Tokita is a director of IIJ-Tech. Mr. Tokita was a deputy division director of the Sales Department since April 2005. Mr. Tokita joined us in May 1995. Prior to joining us, Mr. Tokita was employed at Yasuda Kasai Systems Co., Ltd (Currently Sompo Japan Systems Solutions Inc.).
     Junichi Shimagami was appointed a director in June 2007 and has been division director of the Network Service Department since April 2007. Mr. Shimagami is a director of Multifeed and hi-ho. Mr. Shimagami served as division director of the Network Engineering Section from April 2004 to March 2007. Mr. Shimagami joined us in 1996. Prior to joining us, Mr. Shimagami worked at Nomura Research Institute, Ltd., which he joined in April 1990.
     Yasurou Tanahashi has served as an outside director of IIJ since June 2004. Mr. Tanahashi has been an advisor of NS Solutions Corporation, an affiliated company of Nippon Steel Corporation since June 2007. Mr. Tanahashi had been a representative director & president of NS Solutions Corporation since April 2000 and had been chairman of NS Solutions Corporation since April 2003.
     Takashi Hiroi has served as an outside director of IIJ since June 2004. Mr. Hiroi joined Nippon Telegraph and Telephone Corporation (“NTT”) in April 1986 and has been a senior manager of the Corporate Management Strategy Division of NTT since May 2005.
     Yoshifumi Nishikawa has served as an outside director of IIJ since June 2005. Mr. Nishikawa has been president and representative director of Japan Post Corporation since January 2006 and had been a representative director of Sumitomo Mitsui Financial Group, Inc. since December 2002.
     Junnosuke Furukawa has served as an outside director of IIJ since June 2005. Mr. Furukawa has been a advisor of The Furukawa Electric Co., Ltd. Mr. Furukawa had been a director, member of the board & senior advisor of The Furukawa Electric Co., Ltd. since June 2004. From June 1995, Mr. Furukawa had been President & CEO of The Furukawa Electric Co., Ltd. and from June 2003, Mr. Furukawa had been Chairman & CEO of The Furukawa Electric Co., Ltd.
     Senji Yamamoto has served as a director of IIJ since June 2006. Mr. Yamamoto has been vice chairman and representative director of IIJ-Tech and president and representative director of IIJ Financial Systems Inc. since June 2006. From June 2000 to October 2005, Mr. Yamamoto was President and CEO of Sony Communication Network Corporation.

     Junichi Tate has been a company auditor of IIJ since June 2006. Mr. Tate is a company auditor of IIJ-Tech, Net Care, NCJ and hi-ho. Mr. Tate was a staff general manager of Corporate Planning Department No.2 of Dai-Ichi Life Insurance Company.
     Masaki Okada has been a company auditor of IIJ since June 2004. Mr. Okada has been admitted to the Dai-ni Tokyo Bar Association and joined Ishii Law Office in April 1988. Mr. Okada has been a partner in Ishii Law Office since April 1997.
     Masaaki Koizumi has been a company auditor of IIJ since June 2004. Mr. Koizumi is a Japanese Certified Public Accountant and joined Eiwa & Co. (Currently Azsa & Co.) in October 1987. Mr. Koizumi retired from Azsa & Co. in September 2003 and established Koizumi CPA Office in October 2003.
     Hirofumi Takahashi has been a company auditor of IIJ since June 2005. Mr. Takahashi is a full-time company auditor of IIJ-Tech. Mr. Takahashi joined us in August 2002 as an Advisor. Prior to joining us, Mr. Takahashi was chairman of Shinko Investment Trust Management. He had nearly 40 years of experience in securities companies.
B. Compensation.
     For the fiscal year ended March 31, 2007, the aggregate compensation we paid or accrued for all of our executive officers, directors and company auditors was approximately ¥458 million. We established a retirement plan for full-time company auditors in March 2006 and a retirement plan for full-time directors in March 2007. We recorded a liability for retirement benefits for company auditors of ¥3 million and a liability for retirement benefits for standing directors and company auditors of ¥ 201 million, which would be required if they retire as of March 31, 2006 and 2007, respectively. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.
C. Board Practices.
     Directors are elected at a general meeting of shareholders, and the normal term of office of a director is two years, although they may serve any number of consecutive terms. We do not have audit or remuneration committees, a standard practice in Japan. We do not have any service contracts with any of our directors providing for benefits upon termination of employment.
     In accordance with the requirements of the Corporation Law of Japan, our Articles of Incorporation provide for not more than three company auditors. Company auditors, of whom at least half must be from outside of the company, are elected at a general meeting of shareholders, and the normal term of office of a company auditor is four years, although they may serve any number of consecutive terms. Company auditors are under a statutory duty to oversee the administration of our affairs by the directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders, and to oversee accounting firms which audit our financial statements. They are required to attend meetings of the Board of Directors and to express their opinions if necessary, but they are not entitled to vote. Company auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the Board of Company Auditors, which must submit its audit report to the Board of Directors and/or the general meetings of shareholders. The Board of Company Auditors will also determine matters relating to the duties of the company auditors, such as audit policy and methods of investigation of our affairs.
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
     Nasdaq Marketplace Rule 4350(c) requires that (i) a majority of the Board of Directors be independent directors as defined in Rule 4200(a)(15), (ii) independent directors have regularly scheduled meetings at which only they are present, (iii) compensation of the chief executive officer and other executive officers be determined, or recommended to the Board of Directors for determination, either by a majority of the independent directors or by a compensation committee comprised solely of independent directors, and (iv) director nominees be selected, or recommended for selection by the Board of Directors, either by a majority of the independent directors or by a nominations committee comprised solely of independent directors, in accordance with the nominations process set forth in a formal written charter or board resolution. For large Japanese companies under the Company Law of Japan (“Large Japanese Companies”), including us, which employ a corporate governance system based on a Board of Company Auditors, Japan’s Company Law has no independence requirement with respect to directors. As discussed above, the task of overseeing management and accounting firms is assigned to the company auditors, who are separate and independent from the company’s management. Large Japanese Companies, including us, are required to have at least 50% “outside” company auditor who must meet additional independence requirements under the Company Law. An outside company auditor is defined in the Company Law as a company auditor who had not served as a director, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment. Currently, we have three outside company auditors.
     Nasdaq Marketplace Rule 4350(d) requires that (i) each issuer have adopted a formal written audit committee charter meeting the requirements of Rule 4350(d)(1) and (ii) the issuer have an audit committee of at least three members who are independent as defined under Rule 4200(a)(15), meet the independence criteria set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934 and satisfy certain other criteria. Like a majority of Japanese companies, we employ the company auditor system as described above. Under this system, the Board of Company Auditors is a legally separate and independent body from the Board of Directors. The function of the Board of Company Auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express an opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders. Large Japanese Companies, including us, are required to have at least three company auditors. Currently, we have four company auditors. In addition, as discussed above, our company auditors serve a longer term than our directors. With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, we rely on an exemption under paragraph (c)(3) of that rule which is available to foreign private issuers with boards of company auditors meeting certain criteria.
     Nasdaq Marketplace Rule 4350(f) provides that each issuer provide for a quorum as specified in its by-laws for any meeting of holders of common stock, which shall be at least 33 1/ 3% of the outstanding shares of the issuer’s voting common stock. We provide for a quorum as specified in the Articles of Incorporation for any meeting of holders of common stock, which shall be at least one-third of our outstanding shares of the voting common stock.
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
     Nasdaq Marketplace Rule 4350(i) provides that shareholder approval be obtained prior to the issuance of designated securities under subparagraph (A), (B), (C) or (D) of Rule 4350(i). Where a Japanese joint stock company (Kabushiki-Gaisha), issues common shares or other shares, stock acquisition rights or bonds with stock acquisition rights under the Company Law of Japan, it is necessary for the Board of Directors to determine the conditions of issuance; provided, however, that this shall not apply if the Articles of Incorporation provide that such conditions shall be determined by the shareholders’ meeting. Currently, IIJ’s Articles of Incorporation do not provide for any such exception. Additionally, if the company issues such securities to persons other than shareholders (in case of common shares or other shares) at a specially favorable issue price or (in case of stock acquisition rights or bonds with stock acquisition rights) on specially favorable conditions, even when there are provisions related thereto in the Articles of Incorporation, some matters related to such issuance shall be resolved by special resolution of the shareholders’ meeting.
     The rights of ADR holders, including their rights relating to corporate governance practices, are provided in the deposit agreement which is an exhibit to this annual report.
     LIMITATION OF LIABILITIES OF SOME OUTSIDE DIRECTORS AND SOME OUTSIDE COMPANY AUDITORS
     We have entered into an agreement with four of our outside directors, Mr. Yoshifumi Nishikawa, Mr. Junnosuke Furukawa, Mr. Yasurou Tanahashi and Mr. Takashi Hiroi, and two of our outside company auditors, Mr. Masaki Okada and Mr. Masaaki Koizumi that limits their liabilities to us for damages suffered by us due to their acts taken in good faith and without gross negligence, amounting to ¥ 10 million or the aggregate of the amounts set forth in Article 427 paragraph 1 of the Corporation Law of Japan, whichever is higher.
D. Employees.
     As of March 31, 2007, we had 1,155 employees, including employees of our consolidated subsidiaries, and we had 987 employees as of March 31, 2006 and 969 employees as of March 31, 2005. Approximately 70% of these employees were in our engineering division, 20% in our sales division and 10% in our administrative division for each of the most recent three fiscal years.
     Except for 16 employees in the United States employed by our subsidiary, IIJ-A, all of our employees work in Japan.
     We have never experienced any labor disputes and consider our labor relations to be good. To our knowledge, none of our employees is a member of any union.
E. Share Ownership.
     The information on share ownership required by this item is in Item 6.A. above.

Stock Option Plan
•	June 2001 Stock Option Plan. In June 2001, we implemented a stock option plan under which 395 options to acquire a total of 1,975 shares or 790,000 ADS equivalents, or approximately 1.8% of total outstanding shares on that date, were granted to 44 directors and employees on August 2, 2001. The option exercise price for the shares was determined by setting the price 5% above the 30-days average of the closing market prices beginning 45 days prior to the date of the grant which was ¥403,661 per share and has been adjusted to ¥334,448 as a result of issuances of common shares. The options are exercisable at various times from two years to ten years from the date of grant.

•	April 2000 Stock Option Plan. In April 2000, we implemented a stock option plan under which our directors and employees were granted 295 options to acquire a total of 1,475 shares or 590,000 ADS equivalents, or approximately 1.2% of total outstanding shares on that date. The options were granted to 34 directors and employees on May 31, 2000. The option exercise price was determined by setting the price at 5% above the 30-day moving average of closing market prices beginning 45 days prior to the date of grant, which was ¥2,611,112 per share and has been subsequently adjusted to ¥2,163,418 as a result of issuances of common shares. The options are exercisable at various times from two years to ten years from the date of grant.

•	March 2001 Warrant Issuance. On March 31, 2001, certain directors of IIJ were provided with 375 warrants exercisable for shares of common stock of IIJ-Tech. Each warrant is exercisable for one share of common stock up to seven or eight years from the date of grant at an exercise price of ¥300,000 and was purchased for 1% of the exercise price.
     We conducted a 1 to 5 stock split effective on October 11, 2005. The numbers of shares and the option exercise prices for the two stock option plans above are calculated based on the assumption that the stock split was made at the time of implementation. For the two stock option plans above, we had 515 unexercised options outstanding to acquire a total of 2,575 shares of common stock or 1,030,000 ADS equivalents.
Employee Stock Purchase Plan
     We have an employee stockholding association that holds 1,353 shares of common stock, or 0.7% of our outstanding shares, as of March 31, 2007. The association provides designated employees with the opportunity to purchase shares at market value. Shares are held in the name of the employee stock purchase program until the employee resigns or retires. The representative of the employee shareholders’ association exercises voting rights in accordance with the instructions of each employee shareholder.
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders.
     The following table shows information regarding beneficial ownership of our common stock as of March 31, 2007 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and U.S. Securities and Exchange Commission.

	Shares of common stock outstanding,
	beneficially owned as of March 31, 2007
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates (1)	60,675	29.7%
Koichi Suzuki	12,532	6.1
Itochu Corporation	10,430	5.1
Directors and executive officers as a group (2)	13,317	6.5

(1)	Includes Nippon Telegraph and Telephone Corporation (“NTT”), which owns 50,475 shares, or 24.7%, and NTT Communications Corporation (“NTT Communications”), which owns 10,200 shares, or 5.0%.

(2)	Includes Koichi Suzuki’s holding which is also separately set forth above. No other director or executive officer is a beneficial owner of more than 5%.
     Our major shareholders have the same voting rights as other holders of our common stock.
     According to our register of shareholders, as of March 31, 2007, there were 5,214 holders of common stock of record worldwide. As of March 31, 2007, The Bank of New York, depositary for our ADSs, held 13.4% of the outstanding common stock on that date. According to The Bank of New York, as of March 31, 2007, there were eight ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 204,300 shares of common stock outstanding as of March 31, 2007, 27,409 shares were held in the form of 10,963,600 ADSs.
B. Related Party Transactions.
     NTT-affiliated Companies. Since April 1, 2006 through March 31, 2007, we have paid ¥5,416 million for international and domestic backbone and local access line costs to NTT-affiliated companies such as NTT Communications, Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”). In addition, we paid ¥2,215 million for co-location costs and telecommunication expenses to NTT Communications, NTT East and NTT West and paid ¥95 million for other costs, mainly outsourcing costs to NTT Communications, NTT East and NTT West. We received payments of ¥1,309 million for OEM services, Internet connectivity services and operation fees for data centers from NTT Communications, NTT East and NTT West. On an ongoing basis in the ordinary course of business, we pay NTT-affiliated companies for international and domestic backbone and local access line costs and for co-location costs and telecommunications expenses and receive payments from NTT-affiliated companies for OEM services, Internet connectivity services and operating fees for data centers. We do not have any outstanding loans between NTT and its affiliated companies and us.
     Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the fiscal year ended March 31, 2007 are presented as follows:

millions of yen
Accounts receivable	¥44
Accounts payable	16
Revenues	482
Costs and expenses	173
     As of March 31, 2007, we had loans to an equity method investee of which the carrying amount, net of valuation allowance was ¥35 million.

     Except as described above, since March 31, 2005, there has been no transaction with or loan between us or any of our subsidiaries and:
•	any enterprise that directly or indirectly controls, is controlled by, or is in common control with us or any of our subsidiaries,

•	any director, officer, company auditor or family member of any of the preceding or any enterprise over which such person directly or indirectly is able to exercise significant influence,

•	any individual shareholder directly or indirectly having significant influence over us or any of our subsidiaries or a family member of such individual or any enterprise over which such person directly or indirectly is able to exercise significant influence, or their respective family members or enterprises over which they exercise significant influence, or

•	any unconsolidated enterprise in which we have a significant influence or which has a significant influence over us.
C. Interests of Experts and Counsel.
     Not applicable.
Item 8. Financial Information.
A. Consolidated Statements and Other Financial Information.
Financial Statements
     The consolidated financial statements required by this item begin on page F-1.
Legal or Arbitration Proceedings
     The information on legal or arbitration proceedings required by this item is in Item 4.B.
Dividend Policy
     Our basic dividend policy is that we pay dividends to our shareholders continuously and in a stable manner while considering the need to have retained earnings for the enhancement of financial position, medium and long-term business expansion and new business development. Under Japanese law, a company is required to have retained earnings, without accumulated deficit, in order to be able to conduct certain types of capital-related transactions such as payments of dividends in general. The ordinary general meeting of shareholders held on June 28, 2006 approved the elimination of accumulated deficit through the reduction of additional-paid in capital and common stock in our non-consolidated financial statements under generally accepted accounting principles in Japan. On June 26, 2007, the ordinary general meeting of shareholders approved the payment of cash dividend to shareholders of record at March 31, 2007 of ¥1,500 per share of common stock.
B. Significant Changes.
     Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2007, the date of our last audited financial statements.

Item 9. The Offer and Listing.
A. Offer and Listing Details.
     American Depositary Shares (“ADSs”) representing our common stock have been quoted on the Nasdaq market since August 4, 1999 under the symbol “IIJI” and were transferred from the Nasdaq Global Market to the Nasdaq Global Select Market on June 11, 2007. The current ADS/share ratio is 400 ADSs per 1 share of our common stock. Our shares of common stock have been quoted on the Mothers market of the Tokyo Stock Exchange (“TSE”) since December 2, 2005 under the stock code number “3774” and were transferred to the First Section of the TSE on December 14, 2006.
     The following table shows, for the periods indicated, the high and low price of our ADSs and shares of common stock on the TSE for the periods indicated:

	Nasdaq (1)		TSE (1) (2)
	(per ADS)		(per share of common stock)
Fiscal year ended/ending March 31,	High	Low	High	Low
2003	$7.34	$1.80
2004	14.10	1.41
2005	6.24	2.11
2006	14.88	3.04	¥584,000	¥409,000
First Quarter	13.93	3.04
Second Quarter	11.12	7.31
Third Quarter	14.88	8.45	548,000	484,000
Fourth Quarter	12.99	8.67	584,000	409,000
2007	10.65	6.41	517,000	296,000
First Quarter	10.65	6.41	517,000	296,000
Second Quarter	8.85	6.83	425,000	315,000
Third Quarter	9.63	7.33	431,000	358,000
Fourth Quarter	10.38	8.33	516,000	402,000
2008
First Quarter	9.98	7.45	473,000	351,000
Month
January 2007	9.32	8.33	455,000	402,000
February 2007	10.38	9.15	516,000	441,000
March 2007	10.20	8.98	477,000	417,000
April 2007	9.98	8.66	473,000	407,000
May 2007	9.08	7.45	438,000	351,000
June 2007	9.14	8.21	440,000	397,000

(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

(2)	The high and low price of our shares of common stock on the TSE for the fiscal year ended March 31, 2006 and the third quarter of the fiscal year ended March 31, 2006 show the high and low price for the period on and after December 2, 2005, when we listed on the Mothers market of the TSE.
B. Plan of Distribution.
     Not applicable.

C. Markets.
     ADSs representing our common stock have been quoted on the Nasdaq Market since August 4, 1999 under the symbol “IIJI” and on June 11, 2007 were transferred from the Nasdaq Global Market to the Nasdaq Global Select Market. Our shares of common stock have been quoted on the Mothers market of the TSE since December 2, 2005 under the stock code number “3774” and were transferred to the First Section of the TSE on December 14, 2006.
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

     A shareholder is generally entitled to one vote per one unit of our shares at a shareholders’ meeting. In general, under the Corporation Law of Japan and our Articles of Incorporation, a shareholders’ meeting may adopt a resolution by a majority of the voting rights represented at the meeting. The Corporation Law of Japan and our Articles of Incorporation require a quorum for the election of directors and company auditors of not less than one-third of the total number of voting rights held by all shareholders who can exercise their voting rights. A corporate shareholder, having more than one-quarter of its voting rights directly or indirectly held by us, does not have voting rights. We have no voting rights with respect to our own common stock. Shareholders may exercise their voting rights through proxies, provided that a shareholder may appoint only one shareholder who has a voting right as its proxy. Our Board of Directors may entitle our shareholders to cast their votes in writing. Our Board of Directors may also entitle our shareholders to cast their votes by electrical devices.
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
     Shareholders who have held 3% or more of the total number of voting rights of all shareholders (or our total outstanding shares) for six months or more have the right to:
•	demand the convening of a general meeting of shareholders,

•	apply to a competent court for removal of a director or company auditor,

•	apply to a competent court for removal of a liquidator, and

•	apply to a competent court for an order to inspect our business and assets in a special liquidation proceeding.
     Shareholders holding 3% or more of the total number of voting rights of all shareholders (or our total outstanding shares) have the right to:
•	examine our accounting books and documents and make copies of them, and

•	apply to a competent court for appointment of an inspector to inspect our operation or financial condition.
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
     Shareholders who have held any number of shares for six months or more have the right to demand:
•	us to institute an action to enforce the liability of one of our directors or company auditors,

•	us to institute an action to recover from a recipient the benefit of a proprietary nature given in relation to exercising the right of a shareholder, and

•	a director on our behalf for the cessation of an illegal or ultra vires action.
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
     Limitation of Liability Agreements dated, June 28, 2006 and June 26, 2007, between Internet Initiative Japan Inc. and outside directors and outside company auditors. We entered into a Limitation of Liability Agreement with Mr. Yasurou Tanahashi and Mr. Takashi Hiroi as our outside directors and Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors on June 28, 2006, and with Mr. Yoshifumi Nishikawa and Mr. Junnosuke Furukawa as our outside directors on June 26, 2007, respectively, under which we limit the liability of outside directors and outside company auditors in accordance to the rules defined in Article 427 of the Corporation Law of Japan.

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
•	a corporation that has owned, directly or indirectly through one or more residents of either Japan or the U.S., more than 50% of the voting shares of the paying corporation for the period of twelve months ending on the date on which entitlement to the dividends is determined and which meets additional requirements, or

•	a pension fund, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.
     The following table summarizes changes of the maximum withholding rate imposed on dividends by the Treaty:

The Prior Treaty		The Treaty
10% or more of the voting shares	10%	More than 50% of the voting shares	0%
		10% to 50% of the voting shares	5%
Others	15%	Others	10%
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

United States Taxation
     The following discusses United States federal income tax consequences of the ownership of shares or ADSs. It only applies to U.S. holders of shares or ADSs, as defined below, who hold their shares or ADSs as capital assets for tax purposes. It does not address special classes of holders, some of whom may be subject to other rules including:
•	tax-exempt entities,

•	life insurance companies,

•	dealers in securities,

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of the voting stock of IIJ,

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	investors whose functional currency is not the U.S. dollar.
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
     Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.
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
     We believe that more than 25% of our gross income is not passive income and that, based upon our earnings history and projected market capitalization, we possess sufficient active assets, including intangible assets, such that more than 50% of the value of our assets is attributable to assets that produce or are held for the production of active income.
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
     In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.
     If you own shares or ADSs during any year that we are a PFIC with respect to you, you must file Internal Revenue Service Form 8621.
F. Dividends and Paying Agents.
     Not required.
G. Statement by Experts.
     Not applicable.
H. Documents on Display.
     We file periodic reports and other information with the Securities and Exchange Commission. The Securities and Exchange Commission maintains a web site at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the Securities and Exchange

Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. In addition, you may also inspect reports filed with the Securities and Exchange Commission and other information at our Tokyo headquarters, located at Jinbocho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan. Some of this information may also be found on our website at http://www.iij.ad.jp/. This information is not incorporated by reference into this annual report on Form 20-F.
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

	Expected maturity date
							Fair
							value
							or
							Gain
March 31, 2007	2008	2009	2010	2011	2012	Total	(loss)
	(millions of yen)
Long-term debt obligations:
Fixed rate long-term borrowings and installment payable	—	—	—	—	—	—
Average interest rate	—%	—%	—%	—%	—%	—%
Variable rate long-term borrowings	290	—	—	—	—	290	290
Average interest rate	1.997%	—%	—%	—%	—%	1.997%
Interest rate swap contracts —
Notional amount — variable to fixed:	250	—	—	—	—	250
Average pay rate	1.670%	—%	—%	—%	—%	1.670%
Average receive rate	1.706%	—%	—%	—%	—%	1.706%

	Expected maturity date
							Fair
							value or
							Gain
March 31, 2006	2007	2008	2009	2010	2011	Total	(loss)
	(millions of yen)
Long-term debt obligations:
Fixed rate long-term borrowings and installment payable	756	—	—	—	—	756	756

	Expected maturity date
							Fair
							value or
							Gain
March 31, 2006	2007	2008	2009	2010	2011	Total	(loss)
	(millions of yen)
Average interest rate	1.883%	—%	—%	—%	—%	1.883%
Variable rate long-term borrowings	1,234	290	—	—	—	1,524	1,524
Average interest rate	1.413%	1.440%	—%	—%	—%	1.418%
Interest rate swap contracts —
Notional amount — variable to fixed:	900	250	—	—	—	1,150	(4)
Average pay rate	1.812%	1.670%	—%	—%	—%	1.781%
Average receive rate	1.166%	1.150%	—%	—%	—%	1.162%
     Our policy on managing interest rate risk is to hedge our exposure to variability in future cash flow of floating rate interest payment on long-term bank borrowings. In order to reduce cash flow risk exposures on floating rate borrowings, we utilize interest rate swaps to convert floating rate borrowings into fixed rate borrowings. We do not hold derivative instruments for speculative purposes. Also, we do not hold or issue financial instruments for trading purposes. The changes in fair value of interest rate swaps designated as hedging instruments are reported in accumulated other comprehensive income and the fair value was ¥45 thousand as of March 31, 2007. See note 15 to our consolidated financial statements included in this annual report on Form 20-F.
Equity Price Risk
     The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2006 and 2007, the fair value of such investments was ¥6,775 million and ¥1,298 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥678 million and ¥130 million as of March 31, 2006 and 2007, respectively. See Note 2 to our consolidated financial statements, included in this annual report on Form 20-F.
Foreign Currency Exchange Rate Risk
     The only significant assets held by us which are exposed to foreign currency exchange risk are U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $3,764 thousand (¥442 million) and $3,172 thousand (¥373 million) at March 31, 2006 and 2007, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would have been approximately ¥44 million and ¥37 million at March 31, 2006 and 2007, respectively.
Item 12. Description of Securities Other than Equity Securities.
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
     None.
Item 15T. Controls and Procedures.
Disclosure Controls and Procedures
     As of the end of the fiscal year ended March 31, 2007, our management, with the participation of Koichi Suzuki, our president, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.
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
     Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2007.
Management’s Report on Internal Control Over Financial Reporting
     Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company.
     Under Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, internal control over financial reporting means a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets,

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2007.
     This annual report does not include an attestation report of our company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.
Changes in Internal Control Over Financial Reporting
     With the participation of our chief executive officer and chief financial officer, our management also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2007. Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
     At our shareholders’ meeting on June 24, 2004, two company auditors were newly nominated and our Board of Company Auditors has determined that one of the nominated company auditors serving on the Board of Company Auditors, Masaaki Koizumi, is an “audit committee financial expert” as defined in Item 16A. of Form 20-F. Mr. Koizumi is independent from us.
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
Item 16C. Principal Accountant Fees and Services.
Independent Auditor Fees and Services
     The Board of Directors engaged Deloitte Touche Tohmatsu to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2006 and 2007. The following table sets forth the aggregate fees billed for services rendered by Deloitte Touche Tohmatsu for each of the last two fiscal years.

	Fiscal year ended March 31,
	2006	2007
	(millions of yen)

Audit fees (1)	80	85
Audit-related fees (2)	-	-
Tax fees (3)	-	15
All other fees (4)	4	-

Total fees	84	100

(1)	These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	These are the aggregate fees billed for the fiscal year for assurance and related services by Deloitte Touche Tohmatsu that are reasonably related to the performance of the audit or review of our financial statements other than those reported under “Audit Fees” above. These services include internal control reviews and consultation concerning financial accounting and reporting standards.

(3)	These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu for tax compliance, tax advice and tax planning.

(4)	These are the aggregate fees for the fiscal year for all other products and services provided by Deloitte Touche Tohmatsu including consultation services related to the Privacy Mark System being instituted by The Japan Information Processing Development Center.
Board of Company Auditors Pre-Approval Policies and Procedures
     The Board of Company Auditors has adopted policies and procedures for pre-approving all audit and permissible non-audit work performed by independent registered public accounting firm in accordance with Rule 2-01(c)(7)(i)(B) under Regulation S-X. Under those policies and procedures, the Board of Company Auditors must pre-approve individual audit and non-audit services to be provided to us by our independent registered public accounting firm and its affiliates. Those policies and procedures also describe prohibited non-audit services that may never be provided by independent registered public accounting firm.
     All of the services provided by our independent registered public accounting firm from May 6, 2003, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2007 were pre-approved by the Board of Company Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
     With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Rules 4350(d)(3) and 4350(d)(2)(A)(ii) of the NASD Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with Boards of Company Auditors meeting certain requirements. For a Nasdaq-listed Japanese company with a Board of Company auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:
•	The Board of Company Auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with company auditors,

•	Japanese law must and does require the Board of Company Auditors to be separate from the Board of Directors,

•	None of the members of the Board of Company Auditors may be elected by management, and none of the listed company’s executive officers may be a member of the Board of Company Auditors,

•	Japanese law must and does set forth standards for the independence of the members of the Board of Company Auditors from the listed company or its management, and

•	The Board of Company Auditors, in accordance with Japanese law or the registrant’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.
     To the extent permitted by Japanese law:
•	The Board of Company Auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters,

•	The Board of Company Auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties, and

•	The listed company must provide for appropriate funding, as determined by its Board of Company Auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the Board of Company Auditors, and (iii) ordinary administrative expenses of the Board of Company Auditors that are necessary or appropriate in carrying out its duties.
     In our assessment, our Board of Company Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     We did not purchase any of our shares for the fiscal year ended March 31, 2007.
PART III
Item 17. Financial Statements.
     Not applicable.
Item 18. Financial Statements.
     See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries beginning on page F-1.
Item 19. Exhibits.

1.1	Articles of Incorporation, as amended (English translation)
1.2	Share Handling Regulations, as amended (English translation)*
1.3	Regulations of the Board of Directors, as amended (English translation)**
1.4	Regulations of the Board of Company Auditors, as amended (English translation)***
2.1	Specimen Common Stock Certificate****
2.2	Bylaws of the IIJ Employee Shareholders’ Association (with English translation)****
2.3	Form of Deposit Agreement among IIJ, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt*****
4.1	Basic Agreement to Delegate Services, dated April 1, 1997, between Internet Initiative Japan Inc.

and IIJ Technology Inc. (with English translation)****
4.2	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (with English translation)****
4.3	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (with English translation)****
4.4	Lease Agreement, dated March 14, 2003, between Internet Initiative Japan Inc. and Mitsui Fudosan Co., Ltd. (English translation)**
4.5	Sublease Agreements, dated March 15, 2003, between Internet Initiative Japan Inc., IIJ Technology Inc. and Net Care, Inc. (English translations)**
4.6	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation)*
4.20	Subscription Agreement, dated September 16, 2003, between Internet Initiative Japan Inc. and Nippon Telegraph and Telephone Corporation (English translation)**
4.21	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.******

4.24	Agreement on Limited Liability, dated June 28, 2006 and June 26, 2007, between Internet Initiative Japan Inc. and outside directors and outside company auditors*******

8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
11.1	Internet Initiative Japan Code of Conduct*
12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350
14.1	Selected unaudited financial statement data as of and for the year ended March 31, 2003 of Crosswave Communications Inc.**

(*)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 11, 2006.

(**)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 30, 2003.

(***)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on August 3, 2005.

(****)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

(*****)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.

(******)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.

(*******)	We and each of Mr. Yasurou Tanahashi and Mr. Takashi Hiroi as our outside directors and each of Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors entered into an Agreement on Limited Liability, dated June 28, 2006. We entered into an Agreement on Limited Liability, dated June 26, 2007, with each of Mr. Yoshifumi Nishikawa and Mr. Junnosuke Furukawa as our outside directors.
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

Date: July 6, 2007

Internet Initiative Japan Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
   Internet Initiative Japan Inc.:
We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2006 and 2007 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Internet Initiative Japan Inc. and subsidiaries as of March 31, 2006 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.
/s/ DELOITTE TOUCHE TOHMATSU
Tokyo, Japan
June 26, 2007

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2006 and 2007

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)
ASSETS	2006	2007	2007

CURRENT ASSETS:
Cash (Note 15)	¥13,727,021	¥13,554,544	$115,299
Short-term investment	—	12,093	103
Accounts receivable, net of allowance for doubtful accounts of ¥23,411 thousand and ¥32,489 thousand ($276 thousand) at March 31, 2006 and 2007, respectively (Notes 3, 4 and 17)	11,962,304	9,675,725	82,305
Inventories	851,857	1,111,086	9,451
Prepaid expenses	1,031,325	1,053,270	8,959
Other current assets, net of allowance for doubtful accounts of ¥33,250 thousand and ¥4,570 thousand ($39 thousand) at March 31, 2006 and 2007, respectively (Notes 3, 7 and 9)	214,121	930,571	7,916

Total current assets	27,786,628	26,337,289	224,033

INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES, net of loan loss valuation allowance of ¥16,701 thousand ($142 thousand) at March 31, 2006 and 2007 (Notes 3 and 4)	1,162,971	858,490	7,302

OTHER INVESTMENTS (Notes 2, 8, 14 and 15)	8,020,705	2,841,741	24,173

PROPERTY AND EQUIPMENT—Net (Notes 5 and 7)	10,299,496	9,832,396	83,637

INTANGIBLE ASSETS—Net (Note 6)	632,594	2,876,894	24,472

GUARANTEE DEPOSITS (Notes 7, 8 and 15)	1,549,653	1,686,141	14,343

OTHER ASSETS, net of allowance for doubtful accounts of ¥40,980 thousand and ¥69,050 thousand ($587 thousand) at March 31, 2006 and 2007, respectively (Notes 3, 7, 9, 10 and 15)	1,252,942	3,260,053	27,731

TOTAL	¥50,704,989	¥47,693,004	$405,691

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2006 and 2007

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)
LIABILITIES AND SHAREHOLDERS' EQUITY	2006	2007	2007

CURRENT LIABILITIES:
Short-term borrowings (Note 8)	¥4,555,000	¥6,050,000	$51,463
Long-term borrowings—current portion (Notes 8 and 15)	1,989,963	290,000	2,467
Payable under securities loan agreement (Note 8)	999,600	—	—
Capital lease obligations—current portion (Note 7)	3,003,914	2,953,173	25,121
Accounts payable (Notes 4 and 17)	10,107,942	8,464,835	72,004
Accrued expenses	540,027	897,355	7,633
Accrued retirement and pension costs-current (Note 10)	—	8,428	72
Other current liabilities	1,702,208	2,469,058	21,002

Total current liabilities	22,898,654	21,132,849	179,762

LONG-TERM BORROWINGS (Notes 8 and 15)	290,000	—	—

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 7)	4,980,659	4,318,309	36,733

ACCRUED RETIREMENT AND PENSION COSTS —Noncurrent (Note 10)	223,332	750,042	6,380

OTHER NONCURRENT LIABILITIES (Notes 9 and 10)	827,086	564,618	4,803

Total liabilities	29,219,731	26,765,818	227,678

MINORITY INTEREST	1,263,320	815,182	6,934

COMMITMENTS AND CONTINGENCIES (Note 14)

SHAREHOLDERS’ EQUITY (Notes 10, 11 and 12):
Common stock—authorized, 377,600 shares; issued and outstanding, 204,300 shares at March 31, 2006 and 2007	16,833,847	16,833,847	143,194
Additional paid-in capital	26,599,217	26,599,217	226,261
Accumulated deficit	(29,680,482)	(24,270,769)	(206,454)
Accumulated other comprehensive income	6,553,594	949,709	8,078
Treasury stock—777 shares held by an equity method investee at March 31, 2006	(84,238)	—	—

Total shareholders’ equity	20,221,938	20,112,004	171,079

TOTAL	¥50,704,989	¥47,693,004	$405,691

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Income
Three Years in the Period Ended March 31, 2007

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2005	2006	2007	2007

REVENUES (Notes 4 and 17):
Connectivity and value-added services:
Dedicated access	¥11,372,701	¥10,625,268	¥10,791,703	$91,797
Dial-up access	2,936,973	2,673,808	2,416,307	20,554
Value-added services	5,004,730	6,249,891	7,415,533	63,079
Other	3,169,413	3,673,872	3,729,633	31,725

Total	22,483,817	23,222,839	24,353,176	207,155
Systems integration	15,853,824	23,504,537	30,527,081	259,672
Equipment sales	3,364,926	3,085,208	2,174,324	18,496

Total revenues	41,702,567	49,812,584	57,054,581	485,323

COST AND EXPENSES (Notes 4 and 17):
Cost of connectivity and value-added services	19,483,890	20,077,990	20,545,358	174,765
Cost of systems integration	12,200,137	18,120,418	23,529,045	200,145
Cost of equipment sales	3,111,369	2,818,036	1,893,216	16,104

Total cost	34,795,396	41,016,444	45,967,619	391,014
Sales and marketing (Note 16)	2,794,561	3,079,526	3,438,725	29,251
General and administrative (Note 6)	2,665,980	3,147,315	3,970,692	33,776
Research and development	198,979	158,155	177,273	1,508

Total cost and expenses	40,454,916	47,401,440	53,554,309	455,549

OPERATING INCOME	1,247,651	2,411,144	3,500,272	29,774

OTHER INCOME (EXPENSES):
Interest income	12,877	13,099	23,037	196
Interest expense	(685,857)	(437,364)	(397,439)	(3,381)
Foreign exchange gains (losses)	5,958	3,470	(297)	(3)
Net gain on other investments (Note 2)	2,439,330	3,197,690	1,866,510	15,877
Gain arising from issuance of common stock by equity method investee	25,933	—	—	—
Other—net	102,616	190,520	56,605	482

Other income—net	1,900,857	2,967,415	1,548,416	13,171

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT), MINORITY INTERESTS AND EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES	3,148,508	5,378,559	5,048,688	42,945

INCOME TAX EXPENSE (BENEFIT) (Note 9)	99,870	257,360	(803,943)	(6,839)

MINORITY INTERESTS IN EARNINGS OF SUBSIDIARIES	(109,161)	(353,883)	(232,719)	(1,979)

FORWARD	¥2,939,477	¥4,767,316	¥5,619,912	$47,805

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Income
Three Years in the Period Ended March 31, 2007

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2005	2006	2007	2007

FORWARD	¥2,939,477	¥4,767,316	¥5,619,912	$47,805

EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES (Note 4):	(33,208)	(13,746)	(210,199)	(1,788)

NET INCOME	¥2,906,269	¥4,753,570	¥5,409,713	$46,017

NET INCOME PER SHARE (Note 13):
BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	191,559	195,613	203,992
DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	191,559	195,955	204,244

	Yen			U.S. Dollars

BASIC NET INCOME PER COMMON SHARE	¥15,172	¥24,301	¥26,519	$226
DILUTED NET INCOME PER COMMON SHARE	¥15,172	¥24,258	¥26,487	$225
See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
Three Years in the Period Ended March 31, 2007

		Thousands of Yen
	Shares of				Accumulated
	Common Stock				Other
	Outstanding		Additional		Comprehensive
	(Including	Common	Paid-in	Accumulated	Income	Treasury
	Treasury Stock)	Stock	Capital	Deficit	(Notes 10 and 12)	Stock	Total

BALANCE, APRIL 1, 2004	191,800	¥13,765,372	¥23,637,628	¥(37,340,321)	¥6,195,449	¥(44,000)	¥6,214,128

Net income				2,906,269			2,906,269
Other comprehensive income, net of tax					2,494,676		2,494,676

Total comprehensive income							5,400,945

BALANCE, MARCH 31, 2005	191,800	13,765,372	23,637,628	(34,434,052)	8,690,125	(44,000)	11,615,073

Net income				4,753,570			4,753,570
Other comprehensive loss, net of tax					(2,136,531)		(2,136,531)

Total comprehensive income							2,617,039
Issuance of common stock, net of issuance cost	12,500	3,068,475	2,961,589				6,030,064
Purchase of common stock by an equity method investee						(40,238)	(40,238)

BALANCE, MARCH 31, 2006	204,300	16,883,847	26,599,217	(29,680,482)	6,553,594	(84,238)	20,221,938

Net income				5,409,713			5,409,713
Other comprehensive loss, net of tax					(5,492,154)		(5,492,154)

Total comprehensive loss							(82,441)
Adjustment to initially apply SFAS158, net of tax					(111,731)		(111,731)
Dissolution of reciprocal interests due to sale of investment in an equity method investee						84,238	84,238

BALANCE, MARCH 31, 2007	204,300	¥16,833,847	¥26,599,217	¥(24,270,769)	¥949,709	¥—	¥20,112,004

	Thousands of U.S. Dollars (Note 1)
				Accumulated
				Other
		Additional		Comprehensive
	Common	Paid-in	Accumulated	Income	Treasury
	Stock	Capital	Deficit	(Notes 10 and 12)	Stock	Total

BALANCE, MARCH 31, 2006	$143,194	$226,261	$(252,471)	$55,747	$(717)	$172,014

Net income			46,017			46,017
Other comprehensive loss, net of tax				(46,718)		(46,718)

Total comprehensive loss						(701)
Adjustment to initially apply SFAS158, net of tax				(951)		(951)
Dissolution of reciprocal interests due to sale of investment in an equity method investee					717	717

BALANCE, MARCH 31, 2007	$143,194	$226,261	$(206,454)	$8,078	$—	$171,079

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2007

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2005	2006	2007	2007

OPERATING ACTIVITIES:
Net income	¥2,906,269	¥4,753,570	¥5,409,713	$46,017
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,193,093	4,209,037	4,228,048	35,965
Provision for retirement and pension costs, less payments	70,659	76,095	382,682	3,255
Provision for (reversal of) allowance for doubtful accounts and advances	24,781	(12,009)	12,232	104
Loss on disposal of property and equipment	143,887	118,855	150,731	1,282
Loss on disposal and impairment of telephone rights	99,075	2,040	—	—
Net gain on other investments	(2,439,330)	(3,197,690)	(1,866,510)	(15,877)
Foreign exchange losses (gains)	(15,466)	(7,825)	2,226	19
Gain arising from issuance of common stock by equity method investee	(25,933)	—	—	—
Loss on retirement of convertible notes	5,195	—	—	—
Equity in net loss of equity method investees	33,208	13,746	210,199	1,788
Minority interests in earnings of subsidiaries	109,161	353,883	232,719	1,979
Deferred income tax benefit	(11,023)	(230,841)	(1,494,685)	(12,714)
Others	79,247	18,490	622	5
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease (increase) in accounts receivable	1,607,692	(4,460,173)	2,376,126	20,212
Decrease (increase) in inventories, prepaid expenses and other current and noncurrent assets	228,358	(1,390,398)	(1,235,003)	(10,505)
Increase (decrease) in accounts payable	(2,307,729)	4,975,623	(1,872,969)	(15,932)
Increase in income taxes payable	97,913	334,854	312,292	2,656
Increase in accrued expenses and other current and noncurrent liabilities	439,440	1,001,567	553,084	4,705

Net cash provided by operating activities—(Forward)	¥5,238,497	¥6,558,824	¥7,401,507	$62,959

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2007

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2005	2006	2007	2007

Net cash provided by operating activities—(Forward)	¥5,238,497	¥6,558,824	¥7,401,507	$62,959

INVESTING ACTIVITIES:
Purchases of property and equipment	(577,133)	(919,366)	(1,287,906)	(10,955)
Purchase of available-for-sale securities	—	—	(802,662)	(6,828)
Purchase of short-term and other investments	(12,566)	(674,569)	(1,794,358)	(15,263)
Investment in an equity method investee	—	(750,000)	—	—
Purchase of subsidiary stock from minority shareholders	(61,680)	(192,142)	(3,077,764)	(26,180)
Proceeds from sales of available-for-sale securities	2,614,768	3,240,805	3,883,915	33,038
Proceeds from sales and redemption of short-term and other investments	361,249	372,434	110,446	939
Proceeds from sales of investment in an equity method investee	—	—	185,900	1,581
Payments of guarantee deposits	(48,683)	(62,074)	(146,172)	(1,243)
Refund of guarantee deposits	71,850	568,869	27,761	236
Payment for refundable insurance policies	(25,231)	(25,917)	(38,273)	(326)
Refund from insurance policies	18,348	6,301	4,969	42
Acquisition of a newly controlled company, net of cash acquired	—	229,457	—	—
Acquisition of business	(375,123)	—	(74,751)	(636)
Other	8,204	11,052	(4,716)	(40)

Net cash provided by (used in) investing activities	1,974,003	1,804,850	(3,013,611)	(25,635)

FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	2,250,000	1,000,000	10,500,000	89,316
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(1,840,246)	(2,986,056)	(7,639,963)	(64,988)
Proceeds from securities loan agreement	2,546,320	4,897,040	1,057,680	8,997
Repayments of securities loan agreement	(816,800)	(5,626,960)	(2,057,280)	(17,500)
Principal payments under capital leases	(2,867,625)	(3,105,519)	(3,259,875)	(27,729)
Net decrease in short-term borrowings	(1,839,460)	(169,633)	(3,355,000)	(28,538)
Repurchase of convertible notes	(745,488)	—	—	—
Redemption of convertible notes	(11,088,000)	—	—	—
Proceeds from issuance of common stock, net of issuance cost	—	6,030,064	—	—
Proceeds from issuance of subsidiary stock to minority shareholders	188,632	—	194,679	1,656

Net cash provided by (used in) financing activities—(Forward)	¥(14,212,667)	¥38,936	¥(4,559,759)	$(38,786)

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2007

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2005	2006	2007	2007

Net cash provided by (used in) financing activities—(Forward)	¥(14,212,667)	¥38,936	¥(4,559,759)	$(38,786)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	2,405	37,934	(614)	(5)

NET INCREASE (DECREASE) IN CASH	(6,997,762)	8,440,544	(172,477)	(1,467)

CASH, BEGINNING OF YEAR	12,284,239	5,286,477	13,727,021	116,766

CASH, END OF YEAR	¥5,286,477	¥13,727,021	¥13,554,544	$115,299

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2005	2006	2007	2007

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥613,817	¥426,692	¥383,461	$3,262
Income taxes paid	29,227	148,101	347,826	2,959

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	4,433,906	3,842,952	2,664,706	22,667
Exchange of common stock investment due to merger:
Market value of common shares acquired	37,950	7,390	—
Cost of investment	2,500	2,584	—
Acquisition of business and a company:
Assets acquired	1,202,007	843,485	236,307	2,010
Cash paid	(375,123)	(733,589)	(74,751)	(636)
Liabilities assumed	826,884	109,896	161,556	1,374
See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Notes to Consolidated Financial Statements
1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. (“IIJ,” a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan and is 29.7 percent jointly owned by Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiary as of March 31, 2007. IIJ and subsidiaries (collectively, the “Company”) provide Internet access services throughout Japan and into the United States of America and the rest of Asia. The Company also provides Internet systems design and integration representing principally sales of Internet network systems and equipment and miscellaneous Internet access-related services.

The Company manages its business and measures results based on a single Internet-related services industry segment. Substantially all revenues are from customers operating in Japan.

Certain Significant Risks and Uncertainties—

The Company relies on telecommunications carriers for significant portion of network backbone, and regional NTT subsidiaries, electric power companies and their affiliates for local connections to customers. Currently, NTT Communications, a wholly owned subsidiary of NTT, is the largest provider of network infrastructure. The Company believes that its use of multiple carriers and suppliers significantly mitigates concentrations of credit risk. However, any disruption of telecommunication services could have an adverse effect on operating results.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments, accounts receivable and guarantee deposits. The Company’s management believes that the risks associated with accounts receivable is mitigated by the large number of customers comprising its customer base.

Summary of Significant Accounting Policies

Basis of Presentation—IIJ maintains its records in accordance with generally accepted accounting principles in Japan. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to generally accepted accounting principles in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory accounts.

Certain reclassifications have been made to prior periods to conform to the current year presentation.

Translation into U.S. Dollars—IIJ maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2007 of ¥ 117.56 = $1, solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.

Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. (“Net Care”), IIJ Technology Inc. (“IIJ-Tech”), IIJ Media Communications Inc. (“MC”), which was merged with IIJ on October 1, 2005, IIJ America, Inc. (“IIJ-A”), Netchart Japan Inc. (“NCJ”), which was established on August 10, 2006 and IIJ Financial Systems Inc. (“IIJ-FS”), which all, except for IIJ America, have fiscal years ending March 31. IIJ America’s fiscal year end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements. Intercompany transactions and balances have been eliminated in consolidation.

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

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of evaluation of cost method investments, valuation allowances for deferred tax assets, allowance for doubtful accounts, determination of pension benefit costs and obligations, estimated useful lives of fixed assets and impairment of long-lived assets. Actual results could differ from those estimates.

Revenue Recognition—Revenues from customer connectivity services consist principally of dedicated Internet access services and dial-up Internet access services. Dedicated Internet access services represent full-line IP services and standard-level IP services (IIJ FiberAccess/F Service). Dial-up Internet access services are provided to both enterprises and individuals (IIJ4U). The term of these contracts is one year for dedicated Internet access services and generally one month for dial-up Internet access services. All these services are billed and recognized monthly on a straight-line basis.

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

Systems integration revenues consist principally of the development of Internet network systems and related maintenance, monitoring and other operating services. The development of the Internet network systems includes planning, systems design, and construction services, and equipment and software purchased from third parties. Systems integration service is subject to the Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. For deliverables in multiple-element arrangements, the guidance below is applied for separability and allocation. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:
•	The delivered item(s) has value to the client on a stand-alone basis;
•	There is objective and reliable evidence of the fair value of the undelivered item(s); and
•	If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.

If these criteria are not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized on a straight-line basis or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value.

The period for the development of the systems is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer. When the equipment or system is delivered prior to other elements of the arrangement, revenue is deferred until other service elements are completed and accepted by the customer because the customer may return all of the equipment or system in the event that the Company does not complete other service elements. Maintenance, monitoring and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.

Equipment sales are reported on a gross or net basis in accordance with EITF Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”. Revenues are recognized when equipment is delivered and accepted by the customer. Title to equipment passes when equipment is accepted by the customer.

Allowance for Doubtful Accounts—An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company’s past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Other Investments—In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company classifies its marketable equity securities as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of securities sold is determined based on average cost.

The Company reviews the fair value of available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other than temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed and events that might accelerate the recognition of impairment. The resulting realized loss is included in the consolidated statements of income in the period in which the decline is deemed to be other than temporary.

Non-marketable equity securities are carried at cost as fair value is not readily determinable. If the value of a security is estimated to have declined and such decline is judged to be other than temporary, the security is written down to the fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and change in the regulatory, economic or technological environment of the investees. For purposes of computing an impairment loss, fair value is determined as the Company’s interest in the net assets of investees.

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

Property and Equipment—Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including purchased software and capital leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

The useful lives for depreciation and amortization by major asset classes are as follows:

Range of
Useful Lives
Data communications, office and other equipment	2 to 15 years
Leasehold improvements	3 to 15 years
Purchased software	5 years
Capital leases	4 to 7 years
Impairment of Long-lived Assets—Long-lived assets consist principally of property and equipment, including those items leased under capital leases. The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. There were no impairment losses for long-lived assets for the three years in the period ended March 31, 2007.

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
Pension and severance indemnities plans—The Company has pension plans and /or severance indemnities plans. The cost of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods.

On September 29, 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB statements No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires an employer that sponsors one or more defined benefit pension plans or other postretirement plans to 1) recognize the funded status of a plan, measured as the difference between plan assets at fair value and the benefit obligation, in balance sheet; 2) recognize in shareholders’ equity as a component of accumulated other comprehensive income, net of tax, the gains and losses and prior service costs or credits that arise during the period but are not yet recognized as components of net periodic benefit cost; 3) measure defined benefit plan assets and obligations as of the date of the employers’ fiscal year-end balance sheet; and 4) disclose in the notes to the financial statements additional information about the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The Company adopted SFAS No. 158 effective March 31, 2007. The adoption of SFAS No. 158 resulted in a decrease in total shareholder’ equity of ¥111,731 thousand ($950 thousand) as of March 31, 2007. For further information regarding the impact of the adoption of SFAS No. 158, refer to Note 10.

Income Taxes—The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforwards. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Foreign Currency Translation—Foreign currency financial statements have been translated in accordance with SFAS No. 52, “Foreign Currency Translation”. Pursuant to this statement, the assets and liabilities of a foreign subsidiary and an equity method investee are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income.

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

Stock-based Compensation— On April 1, 2006, the Company adopted SFAS No. 123R, “Share-Based Payment” and the related interpretations, which requires compensation expense for stock options and other share-based payments to be measured and recorded based on the instruments’ fair value, by using the modified prospective application method. SFAS No. 123R requires recognizing expenses for share-based payments granted prior to the adoption date equal to the fair value of unvested amounts over the remaining requisite service period. The portion of these share-based payments’ fair value attributable to vested awards prior to the adoption of SFAS No. 123R is never recognized. As all existing granted stock-based awards of the Company have vested, the adoption of SFAS No. 123R did not have any impact on the Company’s consolidated financial position or results of operations.

Prior to April 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principle Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employers” and related interpretations.

Research and Development—Research and development costs are expensed as incurred.

Advertising—Advertising costs are expensed as incurred and are recorded in “Sales and marketing”.

Basic and Diluted Net Income per Common Share—Basic net income per common share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year. Diluted net income per common share reflects the potential dilutive effect of stock options and convertible bonds.

Other Comprehensive Income (Loss)—Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and gains or losses on cash flow hedging derivative instruments.

Segment Reporting —SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engage in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.

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

New Accounting Standards—

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB statement No. 109” (“FIN No. 48”) which clarifies the accounting for uncertainty in income tax recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN No. 48 will not have a material effect upon the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting this Statement.

In September 2006, the Securities and Exchange Commission (“SEC”) staff published Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires quantification of the effects of financial statements errors on each of the balance sheets and statements of income and the related financial statements disclosures. The Company adopted SAB No. 108 effective March 31, 2007. The adoption of SAB No. 108 did not have a material effect upon the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement’s objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting this Statement.

2.	OTHER INVESTMENTS

Pursuant to SFAS No. 115, all of the Company’s marketable equity securities were classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at March 31, 2006 and 2007 is as follows:

	Thousands of Yen
		Unrealized	Unrealized	Fair
March 31, 2006	Cost	Gains	Losses	Value

Available-for-sale—Equity securities	¥222,807	¥6,552,623	¥42	¥6,775,388

March 31, 2007

Available-for-sale—Equity securities	¥252,988	¥1,057,288	¥12,582	¥1,297,694

	Thousands of U.S. Dollars
		Unrealized	Unrealized	Fair
March 31, 2007	Cost	Gains	Losses	Value

Available-for-sale—Equity securities	$2,153	$8,993	$107	$11,039

The following table provides the fair value and gross unrealized losses of the Company’s investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2006 and 2007:

	Thousands of Yen
	Less than
	12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
March 31, 2006	Value	Losses	Value	Losses	Value	Losses

Available-for-sale—Equity securities	¥1,338	¥42	¥—	¥—	¥1,338	¥42

March 31, 2007

Available-for-sale—Equity securities	¥37,398	¥12,582	¥—	¥—	¥37,398	¥12,582

Thousands of U.S. Dollars
Less than
	12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
March 31, 2007	Value	Losses	Value	Losses	Value	Losses

Available-for-sale—Equity securities	$318	$107	$—	$—	$318	$107
The Company regularly reviews all of the Company’s investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security’s market price.

The Company’s unrealized loss on investments in marketable equity security relates to a management company which owns and operates golf courses and a Japanese commercial bank. The fair value of each investment is 26% and 25% less than its cost, respectively. The duration of the unrealized loss position was less than 6 months. Based on the Company’s ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired at March 31, 2007.

Proceeds from the sale of available-for-sale securities were ¥2,614,768 thousand, ¥3,240,805 thousand and ¥3,883,915 thousand ($33,038 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively. Gross realized gains of ¥2,477,607 thousand, ¥3,222,397 thousand and ¥3,242,257 thousand ($27,580 thousand) were included in other income (expenses) for the year ended March 31, 2005, 2006 and 2007, respectively, and gross realized losses of ¥12,358 thousand ($105 thousand) were included in other income (expenses) for the year ended March 31, 2007.

The aggregate cost of the Company’s cost method investments totaled ¥1,245,317 thousand and ¥ 1,544,047 thousand ($13,134 thousand) at March 31, 2006 and 2007, respectively.

Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expenses), were recognized to reflect the decline in value considered to be other than temporary, which were ¥34,151 thousand and ¥118,076 thousand, respectively, for the year ended March 31, 2005. Such losses in certain nonmarketable equity securities, included in other income (expenses), were ¥29,513 thousand and ¥1,363,389 thousand ($11,598 thousand) for the years ended March 31, 2006 and 2007, respectively.

Gains on exchange of securities of ¥35,450 thousand and ¥ 4,806 thousand, included in other income (expenses), for the year ended March 31, 2005 and 2006, respectively, represented non-monetary gains from the exchange of marketable common shares in a merger transaction.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral from financial institutions under agreements known as lending and borrowing debt and equity securities contracts. Under the agreement, the Company loans equity securities without collateral. The Company has loaned ¥324,000 thousand and ¥218,000 thousand ($1,854 thousand) of available-for-sale securities to the financial institution as of March 31, 2006 and 2007, respectively.
3.	ALLOWANCE FOR DOUBTFUL ACCOUNTS AND ADVANCES

An analysis of the allowance for doubtful accounts and advances for the years ended March 31, 2005, 2006 and 2007 is as follows:

	Thousands of Yen
			Provision for
			(Reversal of)
	Balance at		Doubtful
	Beginning of	Credits	Accounts and		Balance at
	Year	Charged Off	Advances	Reclassification	End of Year

Year ended March 31, 2005	¥492,605	¥(68,516)	¥24,781	—	¥448,870

Year ended March 31, 2006	¥448,870	¥(357,519)	¥(12,009)	¥35,000	¥114,342

Year ended March 31, 2007	¥114,342	¥(3,764)	¥12,232	¥—	¥122,810

Thousands of U.S.dollars
Reversal of
	Balance at		Doubtful
	Beginning of	Credits	Accounts and		Balance at
	Year	Charged Off	Advances	Reclassification	End of Year

Year ended March 31, 2007	$973	$(33)	$104	$—	$1,044

The credits charged off for the year ended March 31, 2006 included the reversal of allowance for doubtful accounts of Crosswave, the former equity method investee, amounted to ¥345,994 thousand due to the final distribution of remaining assets of Crosswave under the corporate reorganization proceedings.

4.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES

IIJ utilizes various companies in Japan and neighboring countries to form and operate its Internet business. Businesses operated by its equity method investees include connectivity services in Asian countries (Asia Internet Holding Co., Ltd., “AIH”) through September 2005, Web page design services (atom Co., Ltd., “atom”) through March 2007, multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., “Multifeed”), data center services in Asian countries ( i-Heart Inc., “i-Heart” and Ayalaport Makati Inc., “Ayalaport” through June, 2004) and comprehensive portal sites operations (Internet Revolution Inc., “i-revo”).

Since July 2004, Ayalaport is no longer accounted for under equity method due to dilution of the Company’s ownership and loss of ability to exercise significant influence.

AIH was no longer an equity method investee after October 1, 2005 since AIH was merged with IIJ.

On March 28, 2007, IIJ sold all its shares in atom for ¥185,900 thousand ($1,581 thousand) with a gain of ¥252 thousand ($2 thousand). IIJ accounted for atom as an equity method investee through March 2007. It was not an equity method investee as of March 31, 2007.

The aggregate amounts of balances and transactions of the Company with these equity method investees as of March 31, 2006 and 2007, and for each of the three years in the period ended March 31, 2007 are summarized as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2005	2006	2007	2007

Accounts receivable	¥—	¥253,208	¥43,628	$371
Accounts payable	—	17,084	15,808	134
Revenues	1,245,361	1,286,275	481,850	4,080
Costs and expenses	1,145,834	656,184	172,971	1,471
During each of the three years in the period ended March 31, 2007, the Company did not receive any dividends from its equity method investees.

The Company’s investments in and advances to these equity method investees and respective ownership percentage at March 31, 2006 and 2007 consisted of the following:

					Thousands of
		Thousands of Yen			U.S. Dollars
		2006		2007	2007

Multifeed	29.44%	¥317,144	29.72%	¥461,750	$3,928
atom	40.00	116,974	—	—	—
i-revo	30.00	676,795	30.00	328,435	2,793
Other		52,058	—	68,305	581

Total		¥1,162,971		¥858,490	$7,302

Advances of ¥34,545 thousand ($294 thousand ) to i-Heart, net of loan loss valuation allowance were included in the “Other” balances as of March 31, 2006 and 2007.

5.	PROPERTY AND EQUIPMENT
Property and equipment as of March 31, 2006 and 2007 consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2006	2007	2007

Data communications equipment	¥781,605	¥807,528	$6,869
Office and other equipment	718,362	782,666	6,657
Leasehold improvements	780,143	802,220	6,824
Purchased software	5,425,819	6,202,794	52,763
Assets under capital leases, primarily data communications equipment	14,458,667	13,000,872	110,589

Total	22,164,596	21,596,080	183,702
Less accumulated depreciation and amortization	(11,865,100)	(11,763,684)	(100,065)

Property and equipment—net	¥10,299,496	¥9,832,396	$83,637

6.	GOODWILL AND INTANGIBLE ASSETS
The components of intangible assets as of March 31, 2006 and 2007 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2006	2007	2007

Non-amortized intangible assets:
Telephone rights	¥12,555	¥12,534	$107
Customer relationship	113,360	1,477,412	12,567
Backlog	—	696	6
Goodwill	506,679	1,386,252	11,792

Total intangible assets	¥632,594	¥2,876,894	$24,472

During the years ended March 31, 2005 and 2006, the Company recorded disposal losses of ¥73,271 thousand and ¥2,040 thousand, respectively, on telephone rights, which were not used by the Company upon cancellation of the contracts for the usage of telephone circuits for dial-up access services and the disposal loss was included in general and administrative expenses.
NTT reduced the price of telephone rights by 50 percent after March 1, 2005 and the Company recorded an impairment loss of ¥25,804 thousand on telephone rights based on the new purchase price. The impairment loss was included in general and administrative expenses for the year ended March 31, 2005.
Goodwill of ¥73,444 thousand and ¥879,573 thousand ($7,482 thousand) was recorded for the years ended March 31, 2006 and 2007, respectively.
On October 1, 2004, IIJ-FS, a 100 percent owned subsidiary of IIJ-Tech, which was a 69 percent owned subsidiary of IIJ at October 1, 2004, purchased the securities systems development and operation business from Yamatane Co.,Ltd (“Yamatane”) in order to initiate a business relationship with Yamatane’s customer base. The primary factor that contributed to the recognition of goodwill was an assembled workforce. The results of operations of this business are included in the statement of income of the Company from October 1, 2004. The cash paid for this business was ¥375,123 thousand including incremental costs directly related to the transaction. The Company acquired an order backlog of ¥6,254 thousand, customer relationships valued at ¥113,360 thousand and recorded goodwill of ¥251,127 thousand in the transaction. The backlog became fully amortized during the year ended March 31, 2005. The pro forma impact of the acquisition of the business operations of Yamatane on consolidated revenues and net income of the Company, assuming the acquisition had been completed at the beginning of the year ended March 31, 2005, would have been an increase to consolidated revenues of ¥1.2 billion and an increase to net income of ¥56 million in the year ended March 31, 2005.

IIJ established NCJ, a 100 percent owned subsidiary in August, 2006. NCJ purchased the systems integration and network engineering business from Netchart Japan Corporation on October 1, 2006 and then started its business. The results of operations of this business are included in the statement of income of the Company from October 1, 2006. The cash paid for this business was ¥74,752 thousand ($636 thousand). The factor that contributed to the recognition of goodwill was an assembled workforce. The Company acquired an order backlog of ¥874 thousand ($7 thousand), customer relationships valued at ¥34,065 thousand ($290 thousand) and recorded goodwill of ¥1,349 thousand ($11 thousand) in the transaction. The backlog became fully amortized during the year ended March 31, 2007. The pro forma impact of the acquisition of the business on consolidated revenues and net income of the Company, assuming the acquisition had been completed at the beginning of the year ended March 31, 2006 and the year ended March 31, 2007, would have been an increase to consolidated revenues of ¥1.2 billion ($10 million) and ¥0.5 billion ($4 million), respectively, and a decrease to net income of ¥25 million ($215 thousand) and ¥77 million ($656 thousand), respectively.
On March 30, 2007, IIJ purchased the shares of IIJ-Tech from its minority shareholders for ¥2,725,205 thousand ($23,181 thousand) by cash, in order to acquire the additional interests in IIJ-Tech. The Company acquired an order backlog of ¥696 thousand ($6 thousand), customer relationships valued at ¥1,329,987 thousand ($11,313 thousand) and recorded goodwill of ¥751,266 thousand ($6,390 thousand) in the transaction. The backlog will be fully amortized during the year ending March 31, 2008.
No impairment on goodwill was recognized during the years ended March 31, 2005, 2006 and 2007.

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
A portion of the Company’s sales result from multi-year lease agreements, under which the company leased some network equipment to customers. The leases are classified as sale-type leases which the Company accounts for in accordance with SFAS No. 13.
Operating Leases—The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ’s network. The leases for domestic backbone connectivity are generally non-cancelable for a minimum one-year lease period. The leases for international backbone connectivity during one-year lease period are substantially non-cancelable. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2009 and also leases its network operation centers under non-cancelable operating leases.
Refundable guarantee deposits as of March 31, 2006 and 2007 consist of as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2006	2007	2007

Head office	¥1,185,307	¥1,185,307	$10,083
Sales and subsidiaries offices	308,494	438,211	3,727
Others	55,852	62,623	533

Total refundable guarantee deposits	¥1,549,653	¥1,686,141	$14,343

Lease expenses related to backbone lines for the years ended March 31, 2005, 2006 and 2007 amounted to ¥3,550,885 thousand, ¥3,516,322 thousand and ¥3,515,934 thousand ($29,908 thousand), respectively. Lease expenses for local access lines for the years ended March 31, 2005, 2006 and 2007, which are only attributable to dedicated access revenues, amounted to ¥4,040,192 thousand, ¥4,558,382 thousand and ¥4,616,413 thousand ($39,269 thousand), respectively. Other lease expenses for the years ended March 31, 2005, 2006 and 2007 amounted to ¥3,303,717 thousand, ¥3,653,766 thousand and ¥4,381,951 thousand ($37,274 thousand), respectively.
The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥406,451 thousand, ¥435,224 thousand and ¥22,034 thousand ($187 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥14,458,667 thousand and ¥6,819,503 thousand at March 31, 2006 and ¥ 13,000,872 thousand ($110,589 thousand) and ¥6,101,574 thousand ($51,902 thousand) at March 31, 2007, respectively.
As of March 31, 2007, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	Connectivity			Connectivity
	Lines	Other		Lines	Other
	Operating	Operating	Capital	Operating	Operating	Capital
	Leases	Leases	Leases	Leases	Leases	Leases

Year ending March 31:
2008	¥38,520	¥1,468,267	¥3,201,825	$328	$12,490	$27,236
2009	38,520	516,252	2,465,381	328	4,391	20,971
2010	38,520	163,681	1,342,670	328	1,392	11,421
2011	19,051	21,541	593,936	161	183	5,052
2012	—	15,970	89,425	—	136	761
2013 and thereafter	—	40,112	6,623	—	341	56

Total minimum lease payments	¥134,611	¥2,225,823	¥7,699,860	$1,145	$18,933	$65,497

Less amounts representing interest			428,378			3,643

Present value of net minimum capital lease payments			7,271,482			61,854
Less current portion			2,953,173			25,121

Noncurrent portion			¥4,318,309			$36,733

Sales-type Leases—The Company has some sales-type lease agreements with customers. The Company recognize revenues on sales-type leases when the assets under lease are delivered to and accepted by the customers. The revenue recognized is calculated at the net present value of the future payment amounts. Interest income in sales-type leases is recognized in other income using the interest method.
The components of the net investment in sales-type leases as of March 31, 2007 were as follows:

	Thousands of Yen	Thousands of U.S. Dollars
	2007	2007

Year ending March 31:
2008	¥348,188	$2,961
2009	359,780	3,060
2010	239,781	2,040
2011	239,781	2,040
2012	19,982	170

Total minimum lease payments to be received*	¥1,207,512	$10,271
Estimated residual value of leased property (unguaranteed)	215,917	1,837
Less unearned income	68,599	583

Net investment in sales-type leases	1,354,830	11,525
Less current portion	320,530	2,727

Non-current net investment in sales-type leases	¥1,034,300	$8,798

*	Estimated executory costs, including profit thereon, of ¥263,245 thousand ($2,239 thousand) were excluded from total minimum lease payments to be received.

8.	BORROWINGS
Short-term borrowings at March 31, 2006 and 2007 consist of bank overdrafts. Short-term borrowings bear fixed and variable-rate interest and their weighted average rates at March 31, 2006 and 2007 were 1.375 percent and 1.141 percent, respectively.
Long-term borrowings as of March 31, 2006 and 2007 consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2006	2007	2007

Unsecured long-term loans payable to banks, maturing at various dates through calendar 2007. Interest is payable at a variable rate. Weighted average interest rates were 2.206 percent and 3.815 percent at March 31, 2006 and 2007, respectively.	¥374,000	¥40,000	$340
Unsecured long-term loans payable to banks, maturing in calendar 2006. Weighted average interest rates were 1.710 percent at March 31, 2006	600,000	—	—
Unsecured long-term loans payable to banks, maturing at various dates through calendar 2007. Interest is payable at a variable rate based on TIBOR which was 0.133 percent and 0.706 percent as of March 31, 2006 and 2007, respectively. Weighted average interest rates were 1.130 percent and 1.706 percent at March 31, 2006 and 2007, respectively.	1,150,000	250,000	2,127
Long-term installment loans payable at various dates through calendar 2007. Interest rates were 2.55 percent at March 31, 2006.	155,963	—	—

Total	2,279,963	290,000	2,467
Less current portion	(1,989,963)	(290,000)	(2,467)

Long-term borrowings, less current portion	¥290,000	¥—	$—

The Company entered into interest rate swap contracts to manage its interest rate exposure resulting in a fixed interest rate for a portion of its long-term debt. The effective weighted average interest rates for ¥1,150,000 thousand and ¥250,000 thousand ($2,127 thousand) of the long-term loan outstanding at March 31, 2006 and 2007 after giving effect to such swap agreements were 1.781 percent and 1.670 percent per annum, respectively.
On March 14, 2003, the Company entered into a long-term installment loan agreement with a leasing company to finance the payment for rental deposits given to other lessor for its new head office. The principal of the loan was ¥155,963 thousand at March 31, 2006 and the loan was secured by a first priority pledge against a claim for the guarantee deposits. The Company fully paid off the long-term installment loan in March 2007.
Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral (or additional collateral) or guarantor with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default. The Company did not provide banks with any collateral for outstanding loans as of March 31, 2007.

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2007 was ¥13,370,000 thousand ($113,729 thousand).
Since August 2004, the Company had been a party to a securities loan agreement with a Japanese financial institution. The Company loaned available-for-sale securities to the financial institution and received cash in return in the transaction. These transactions were accounted for as secured borrowings and the cash received was recorded as payable under the securities loan agreement and securities lent were recorded as other investments. The agreement required the Company to provide certain marketable securities as collateral at the commencement of the transaction. The Company was required to make a partial repayment or receive additional borrowings depending on the market value of securities pledged. The Company paid the interest on the payables at a variable rate, which was 0.37 percent and 0.76 percent as of March 31, 2006 and March 27, 2007, respectively. On March 27, 2007, the Company paid off the loan and took the available-for-sale securities loaned back since the agreement expired on that date.

9.	INCOME TAXES
Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 41 percent for the years ended March 31, 2005, 2006 and 2007.
The reserve for tax contingencies related to the denial of the use of tax operating loss carryforwards by IIJ America, a U.S. subsidiary, was ¥197,753 thousand as of March 31, 2006.
In September 2006, IIJ America filed an application with the Internal Revenue Service (“IRS”) for the Bilateral Advance Pricing Agreement Request (“BAPA”), relating to the terms of transactions with IIJ and the use of the tax operating loss carryforwards in its taxation. IIJ America reversed the reserve for the potential penalty relating to the past use of the tax operating loss carryforwards of ¥108,782 thousand ($925 thousand) after filing the application with the IRS, leaving a remaining balance of ¥102,310 thousand ($870 thousand) as of March 31, 2007. The Company believed that IRS would not impose tax penalty if the Company applied the BAPA. This is management’s best estimate of the potential liability for tax contingencies.

Income from operations before income tax expense (benefit), minority interests and equity in net loss of equity method investees and income tax expense for the years ended March 31, 2005, 2006, and 2007 consists of the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2005	2006	2007	2007
Income from operations before income tax expense (benefit), minority interests and equity in net loss of equity method investees:
Domestic	¥3,168,974	¥5,316,535	¥5,055,155	$43,000
Foreign	(20,466)	62,024	(6,467)	(55)

Total	¥3,148,508	¥5,378,559	¥5,048,688	$42,945

Income taxes—current:
Domestic	¥110,893	¥289,376	¥798,922	$6,796
Foreign	0	198,825	(108,180)	(920)

Total	¥110,893	¥488,201	¥690,742	$5,876

Income taxes—deferred:
Domestic	¥(11,023)	¥(230,841)	¥(1,494,685)	$(12,714)
Foreign	—	—	—	—

Total	¥(11,023)	¥(230,841)	¥(1,494,685)	$(12,714)

Net deferred income tax assets and liabilities are reflected on the consolidated balance sheets as of March 31, 2006 and 2007 as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2006	2007	2007

Current Assets—Other current assets	¥138,938	¥427,079	$3,633
Noncurrent Assets—Other assets	193,681	1,392,144	11,842
Noncurrent liabilities—Other noncurrent liabilities	(83,127)	(40,652)	(346)

Total	¥249,492	¥1,778,571	$15,129

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2006 and 2007 was as follows:

					Thousands of
	Thousands of Yen				U.S. Dollars
	2006		2007		2007
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Unrealized gains on available-for-sale securities	¥—	¥2,686,560	¥—	¥487,242	$—	$4,145
Capital leases	84,345	—	87,994	—	749	—
Accrued expenses	161,902	—	301,322	—	2,563	—
Retirement and pension cost	89,705	—	311,558	—	2,650	—
Stock issuance cost	29,212	—	14,606	—	124	—
Allowance for doubtful accounts	16,333	—	10,874	—	92	—
Depreciation	25,070	—	18,362	—	156	—
Net loss on other investment	127,115	—	632,365	—	5,379	—
Operating loss carryforward	9,602,271	—	7,461,360	—	63,469	—
Other	121,659	150,129	119,776	128,890	1,019	1,096

Total	10,257,612	2,836,689	8,958,217	616,132	76,201	5,241
Valuation allowance	(7,171,431)	—	(6,563,514)	—	(55,831)	—

Total	¥3,086,181	¥2,836,689	¥2,394,703	¥616,132	$20,370	$5,241

As of March 31, 2006 and 2007, the valuation allowance for deferred tax assets has been provided at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥2,224,170 thousand, a decrease of ¥1,244,326 thousand and a decrease of ¥607,917 thousand ($5,171 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

As of March 31, 2007, IIJ and IIJ America had tax operating loss carryforwards of ¥17,083,252 thousand ($145,315 thousand) and $8,855 thousand, respectively. These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2012 in Japan and December 31, 2026 in the United States of America as follows:

Year Ending		Thousands of
March 31	Thousands of Yen	U.S. Dollars

2008	¥—	$—
2009	—	—
2010	9,314,732	79,234
2011	7,353,136	62,548
2012 and thereafter	1,456,411	12,388

Total	¥18,124,279	$154,170

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2007 is as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2005	2006	2007	2007

Amount computed by using normal Japanese statutory tax rate	¥1,290,888	¥2,205,209	¥2,069,962	$17,608
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	34,820	38,653	60,340	513
Provision for (reversal of) reserve for tax contingencies	—	197,753	(108,782)	(925)
Inhabitant tax-per capital	23,410	25,085	25,141	214
Realization of tax benefit of operating loss carryforwards	(1,426,755)	(439,256)	(2,163,531)	(18,404)
Other change in valuation allowance	261,380	(1,933,379)	(717,049)	(6,099)
Expiration of operating loss carryforwards	—	149,750	—	—
Other—net	(83,873)	13,545	29,976	254

Income tax expense (benefit) as reported	¥99,870	¥257,360	¥(803,943)	$(6,839)

10.	RETIREMENT AND PENSION PLANS

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

As stipulated by the Japanese Welfare Pension Insurance Law, the Multi-Employer Plan is composed of a substitutional portion of Japanese Pension Insurance and a multi-employers’ portion of a contributory defined benefit pension plan. The benefits for the substitutional portion are based on a standard remuneration schedule under the Welfare Pension Insurance Law and the length of participation. The multi-employers’ portion of the benefits is based on the employees’ length of service. However, assets contributed by an employer including IIJ are not segregated in a separate account or restricted to provide benefits only to employees of that employer. The net pension cost under the Multi-Employer Plan is recognized when contributions become due.

The Company adopted SFAS No.158 effective March 31, 2007. The following table provides a breakdown of the incremental effect of applying this statement on individual line items in the consolidated balance sheet at March 31, 2007:

	Thousands of Yen
	Before		After
	Application of		Application of
	SFAS 158	Adjustments	SFAS 158

Other assets	¥3,224,576	¥35,477	¥3,260,053

Total Assets	¥47,657,527	¥35,477	¥47,693,004

Other noncurrent liabilities	¥563,062	¥1,556	¥564,618
Accrued retirement and pension costs-current	—	8,428	8,428
Accrued retirement and pension costs-noncurrent	606,014	144,028	750,042
Minority interest	821,986	(6,804)	815,182
Accumulated other comprehensive income	1,061,440	(111,731)	949,709

Total Liabilities and Shareholders’ Equity	¥47,657,527	¥35,477	¥47,693,004

	Thousands of U.S. Dollars
	Before		After
	Application of		Application of
	SFAS 158	Adjustments	SFAS 158

Other assets	$27,429	$302	$27,731

Total Assets	$405,389	$302	$405,691

Other noncurrent liabilities	$4,790	$13	$4,803
Accrued retirement and pension costs-current	—	72	72
Accrued retirement and pension costs-noncurrent	5,155	1,225	6,380
Minority interest	6,992	(58)	6,934
Accumulated other comprehensive income	9,028	(950)	8,078

Total Liabilities and Shareholders’ Equity	$405,389	$302	$405,691

Net periodic pension cost for the years ended March 31, 2005, 2006 and 2007 included the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2005	2006	2007	2007

Service cost	¥221,132	¥240,765	¥257,960	$2,194
Interest cost	14,944	20,524	26,589	226
Expected return on plan assets	(13,129)	(16,736)	(26,942)	(228)
Amortization of transition obligation	402	402	402	3
Recognized net actuarial loss	8,262	1,904	2,505	21

Net periodic pension cost	¥231,611	¥246,859	¥260,514	$2,216

The change in benefit obligation and plan assets for the years ended March 31, 2006 and 2007 and the amounts recognized in the consolidated balance sheets as of March 31, 2006 and 2007 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2006	2007	2007

Change in benefit obligation:
Benefit obligation at beginning of year	¥1,140,240	¥1 ,329,452	$11,309
Service cost	240,765	257,960	2,194
Interest cost	20,524	26,589	226
Actuarial loss (gain)	(31,171)	45,597	388
Benefit paid	(40,906)	(24,012)	(204)

Benefit obligation at end of year	¥1,329,452	¥1,635,586	$13,913

Change in plan assets:
Fair value of plan assets at beginning of year	¥796,946	¥997,856	$8,488
Actual return on plan assets	68,185	32,233	274
Employer contribution	155,191	173,160	1,473
Benefits paid	(22,466)	(14,691)	(125)
Refund of surplus in plan assets		(110,862)	(943)

Fair value of plan assets at end of year	¥997,856	¥1,077,696	$9,167

Funded status at end of year	(331,596)	¥(557,890)	$(4,746)

Unrecognized actuarial loss	111,009	—	—
Unrecognized transition obligation	4,016	—	—

Net amount recognized	¥(216,571)	—	—

On October 25, 2006, the surplus amount of ¥110,862 thousand in plan assets was refunded as a result of the excess of actual return on plan assets compared with the expected return.

Amounts recognized in the consolidated balance sheets as of March 31, 2006 and 2007 consist of:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2006	2007	2007

Prepaid pension costs	¥3,891	¥—	$—
Accrued retirement and pension costs-current	—	(8,428)	(72)
Accrued retirement and pension costs-non current	(220,462)	(549,462)	(4,674)

Net amount recognized	¥(216,571)	¥(557,890)	$(4,746)

The accumulated benefit obligation for the Company’s defined benefit pension plans as of March 31, 2006 and 2007 was ¥750,900 thousand and ¥937,733 thousand ($7,977 thousand), respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥1,329,452 thousand and ¥997,856 thousand at March 31, 2006 and ¥1,635,586 thousand ($13,913 thousand) and ¥1,077,696 thousand ($9,167 thousand) at March 31, 2007. The aggregate accumulated benefit obligation of plans with no plan assets were ¥153,402 thousand and ¥220,779 thousand ($1,878 thousand) at March 31, 2006 and 2007, respectively.

Amounts recognized in accumulated other comprehensive income at March 31, 2007 consist of:

		Thousands of
	Thousands of Yen	U.S. Dollars
	2007	2007

Net actuarial loss	¥148,842	$1,266
Obligation at transition	3,614	31

	¥152,456	$1,297

The estimated net actuarial loss and obligation at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in the fiscal year ending March 31, 2008 are ¥ 3,699 thousand ($31 thousand) and ¥ 402 thousand ($3 thousand), respectively.

The Company uses a March 31 measurement date for all its plans.

Actuarial assumptions as of March 31:

	Benefit
	Obligations		Net Periodic Costs
	2006	2007	2005	2006	2007

Discount rate	2.0%	1.9%	1.6%	1.8%	2.0%
Expected long-term rate of return on plan assets			2.0	2.1	2.7
Rate of increase in compensation	3.4	3.5	3.25	3.4	3.4

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

The projected allocation of the plan assets managed by the insurance company is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 63.0%, 35.0%, and 2.0% of the plan assets excluding pooled investment portfolios will be allocated to debt securities, equity securities and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. 50% of the employer’s contribution to the plan during the year ending March 31, 2008 will be allocated to life insurance pooled investment portfolios and other 50% will be allocated to the forementioned investments.

The Company’s pension plan asset allocations as of March 31, 2006 and 2007 by asset category are as follows:

	2006		2007

Asset category:
Equity securities	22.4%	(35.9)%	21.9%	(35.7)%
Debt securities	38.8	(62.1)	38.1	(62.3)
Life insurance pooled investment portfolios	37.6	(—)	38.8	(—)
Other	1.2	(2.0)	1.2	(2.0)

Total	100.0%	(100.0)%*	100.0%	(100.0)%*

*	The percentages in parentheses represent the Company’s plan asset allocation excluding life insurance pooled investment portfolios.
The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 14 years and 21 years, respectively.

Contributions due and paid during the years ended March 31, 2005, 2006 and 2007 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥466,543 thousand, ¥451,312 thousand and ¥ 522,269 thousand ($ 4,443 thousand), respectively.

IIJ expects to contribute ¥173,159 thousand ($1,473 thousand) to its pension plan in the year ending March 31, 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Year Ending		Thousands of
March 31	Thousands of yen	U.S. Dollars
2008	¥45,670	$388
2009	42,607	362
2010	50,068	426
2011	57,829	492
2012	64,179	546
2013 — 2017	410,823	3,495

Total	¥671,176	$5,709

The amount of retirement benefits for retiring directors and company auditors must be approved by the shareholders. IIJ established a retirement plan for full-time company auditors in March, 2006 and a retirement plan for full-time directors in March 2007. The Company recorded a liability for the retirement benefits for full-time company auditors of ¥2,870 thousand and a liability for retirement benefit for full-time directors and company auditors of ¥200,580 thousand ($1,706 thousand), which would be required if they retire at March 31, 2006 and 2007, respectively.

There were no other benefits approved or paid to retired directors and company auditors for each of three years in the period ended March 31, 2007, except a benefit of ¥4,010 thousand paid to a retired director in July 2005 and ¥3,000 thousand ($26 thousand) paid to a retired auditor in July 2006, respectively.

11.	SHAREHOLDERS’ EQUITY
On and after May 1, 2006, Japanese companies are subject to a new corporation law (the “Corporation Law”) which reformed and replaced the Commercial Code of Japan (the “Code”) with various revisions that are, for the most part, applicable to events or transactions occurring on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes brought about by the Corporation Law that affect financial matters are summarized below:
(a) Dividends
Under the Corporation Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend in accordance with an approval of a shareholders’ meeting. For companies that meet certain criteria such as: (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Company Auditors, and (4) having a term of service for directors prescribed as one year rather than two years as the normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation. However, IIJ cannot do so because it does not meet the criteria (4) above.

The Corporation Law permits companies to distribute dividends in kind to shareholders subject to a certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution of the Board of Directors if the articles of incorporation of the company so stipulate. The Corporation Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained as at least ¥3 million.
(b) Increases / decreases and transfer of common stock, reserve and surplus
The Corporation Law requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of common stock. Under the Corporation Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporation Law also provides that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of shareholders.
(c) Treasury stock and treasury stock acquisition rights
The Corporation Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula. The Corporation Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock.
At the 14th Ordinary General Shareholders’ Meeting held on June 28, 2006, IIJ’s shareholders approved the reductions of additional paid-in capital of ¥21,980,395 thousand ($186,972 thousand) and common stock of ¥2,539,222 thousand ($21,599 thousand) to eliminate the accumulated deficit for purpose of reporting under the Corporation Law in its non-consolidated financial statements. The effective date was August 4, 2006.
The amount of retained earnings available for dividends under the Corporation Law is based on the amount of retained earnings recorded in IIJ’s general books of account with accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S.GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Corporation Law. Retained earnings shown in IIJ’s general books of account amounted to ¥4,876,947 thousand ($41,485 thousand) at March 31, 2007.
In December, 2005, IIJ completed a public offering of 12,500 new shares (equivalent to 5,000,000 ADSs) of common stock by a firm-commitment underwriting at an offering price of ¥534,022 (an issue value of ¥490,955) per share on the Mothers market of the Tokyo Stock Exchange. The net proceeds to IIJ from the public offering, after deducting stock issuance costs, were ¥6,030,064 thousand. Stock issuance costs of ¥106,873 thousand were deducted from additional paid-in capital.
In December, 2006, IIJ’s listing was transferred to the First Section of the Tokyo Stock Exchange without the issuance of new shares.

Stock Option Plans—In May 2000, IIJ granted 295 options to 34 directors and employees. The options vested fully on April 8, 2002 and are exercisable for eight years from that date. In August 2001, IIJ granted 395 options to 44 directors and employees. The options became fully vested on June 28, 2003 and are exercisable for eight years from that date. No options are available for additional grant as of March 31, 2007. No compensation expense has been recognized in the consolidated statements of income pursuant to APB No. 25, because the exercise price was greater than the market price on the dates of grant.
In March 2000, subsidiary IIJ-Tech issued bonds with 2,000 detachable warrants in the amount of ¥600,000 thousand. The bonds were repurchased in April 2000 and warrants to purchase the subsidiary’s 775 common shares at an exercise price of ¥300,000 per share based on fair market value were immediately purchased by certain officers and employees of IIJ and the subsidiary. One thousand warrants were purchased by IIJ. Warrants were exercisable upon issuance. On March 29, 2006, 1,000 of the warrants of IIJ-Tech expired. The exercise price was revised to ¥250,326 ($2,131 thousand) per share as of March 31, 2006, due to the effects of issuances of new shares during the year ended March 31, 2006.
In March, 2007, 770 of the warrants were exercised at the above-mentioned exercise price. The remaining 230 warrants expired on March 29, 2007.
The following table summarizes the transactions of IIJ’s stock option plans for the year in the period ended March 31, 2007:

			Thousands of Yen
			Weighted Average
	Number of	Number of	Exercise Price per
	Options	Shares	Common Shares

Unexercised options outstanding—March 31, 2006	530	2,650	¥1,007
Options granted	—	—	—
Options exercised	—	—	—
Options forfeited	15	75	944

Unexercised options outstanding—March 31, 2007	515	2,575	¥1,009

Due to the effect of the stock split in October 2005, grantees of options can purchase five shares by exercising one option.

Summarized information about stock options outstanding as of March 31, 2007 is as follows:

	Outstanding		Exercisable
	Number of Shares
Exercise Price	Underlying	Remaining Life	Number of Shares	Total Intrinsic Value
(Thousands of Yen)	Options	(in Years)	Underlying Options	(Thousands of Yen)

¥2,163	950	3.0	950	—
334	1,625	4.3	1,625	¥218,647

12.	OTHER COMPREHENSIVE INCOME
The change in each component of other comprehensive income (loss) for the years ended March 31, 2005, 2006 and 2007 is as follows:

	Thousands of Yen
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount

Year ended March 31, 2005:
Foreign currency translation adjustments	¥(25,858)	¥—	¥(25,858)

Unrealized holding gain (loss) on securities:
Amount arising during the period	4,989,951	(2,045,880)	2,944,071
Less: Reclassification adjustments for gains included in net income	(2,478,906)	1,016,351	(1,462,555)
Release in deferred tax asset valuation allowance*	—	1,029,529	1,029,529

Net unrealized holding gain (loss) during the period	2,511,045	—	2,511,045

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(3,521)	—	(3,521)
Less: Reclassification adjustments for losses included in net income	13,010	—	13,010

Net gain on cash flow hedging derivative instruments	9,489	—	9,489

Other comprehensive income (loss)	¥2,494,676	¥—	¥2,494,676

Year ended March 31, 2006:
Foreign currency translation adjustments	¥38,331	¥—	¥38,331

Unrealized holding gain (loss) on securities:
Amount arising during the period	1,046,874	(429,218)	617,656
Less: Reclassification adjustments for gains included in net income	(3,227,203)	1,323,153	(1,904,050)
Increase in deferred tax asset valuation allowance*	—	(893,935)	(893,935)

Net unrealized holding gain (loss) during the period	(2,180,329)	—	(2,180,329)

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(4,541)	—	(4,541)
Less: Reclassification adjustments for losses included in net income	10,008	—	10,008

Net gain on cash flow hedging derivative instruments	5,467	—	5,467

Other comprehensive income (loss)	¥(2,136,531)	¥—	¥(2,136,531)

	Thousands of Yen
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount

Year ended March 31, 2007:
Foreign currency translation adjustments	¥11,653	¥—	¥11,653

Unrealized holding gain (loss) on securities:
Amount arising during the period	(2,277,976)	933,970	(1,344,006)
Less: Reclassification adjustments for gains included in net income	(3,229,899)	1,324,259	(1,905,640)
Increase in deferred tax asset valuation allowance*	—	(2,258,229)	(2,258,229)

Net unrealized holding gain (loss) during the period	(5,507,875)	—	(5,507,875)

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(708)	—	(708)
Less: Reclassification adjustments for losses included in net income	4,776	—	4,776

Net gain on cash flow hedging derivative instruments	4,068	—	4,068

Other comprehensive income (loss)	¥(5,492,154)	¥—	¥(5,492,154)

	Thousands of U.S. Dollars
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount

Year ended March 31, 2007:
Foreign currency translation adjustments	$99	$—	$99

Unrealized holding gain (loss) on securities:
Amount arising during the period	(19,377)	7,945	(11,432)
Less: Reclassification adjustments for gains included in net income	(27,475)	11,265	(16,210)
Increase in deferred tax asset valuation allowance*	—	(19,210)	(19,210)

Net unrealized holding gain (loss) during the period	(46,852)	—	(46,852)

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(6)	—	(6)
Less: Reclassification adjustments for losses included in net income	41		41

Net gain on cash flow hedging derivative instruments	35	—	35

Other comprehensive income (loss)	$(46,718)	$—	$(46,718)

*	The release (increase) in the deferred tax asset valuation allowance has resulted from unrealized gains and (losses) on available-for-sale securities, respectively.

The components of accumulated other comprehensive income (loss) at March 31, 2006 and 2007 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2006	2007	2007

Foreign currency translation adjustments	¥5,036	¥16,689	$142
Unrealized holding gain on securities	6,552,581	1,044,706	8,886
Gain (loss) on cash flow hedging derivative instruments	(4,023)	45	0
Pension liability adjustments	—	(111,731)	(950)

	¥6,553,594	¥949,709	$8,078

13.	BASIC AND DILUTED NET INCOME PER COMMON SHARE
Basic and diluted net income per common share computation for three years ended March 31, 2005, 2006 and 2007 is as follows.

				Thousands of
	Thousands of Yen			U.S. Dollars
	2005	2006	2007	2007
Numerator:
Net income-basic and diluted	¥2,906,269	¥4,753,570	¥5,409,713	$46,017

	Number of shares
	2005	2006	2007

Denominator:
Weighted-average common shares outstanding-basic	191,559	195,613	203,992
Dilutive effect of stock options	—	342	252

Weighted-average common shares outstanding-diluted	191,559	195,955	204,244

	Yen			U.S. Dollars
	2005	2006	2007	2007

Basic net income per common share	¥15,172	¥24,301	¥26,519	$226

Diluted net income per common share	¥15,172	¥24,258	¥26,487	$225

For the year ended March 31, 2005, potentially dilutive shares have been excluded from the computation of diluted net income because the exercise prices of the options were greater than the average market price of the common shares and the effect of conversion of the convertible notes would be antidilutive.
For the years ended March 31, 2006 and 2007, potentially dilutive shares have been excluded from the computation of diluted net income because the exercise prices of the options were greater than the average market price of the common shares.
Diluted net income per share does not include the effects of the following potential common shares:

	Year ended March 31
	2005	2006	2007

Shares issuable under stock options	2,725	975	950

14.	COMMITMENTS AND CONTINGENT LIABILITIES

In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming IIJ, certain of its officers and directors as defendants, and underwriters of IIJ’s initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinate proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of IIJ’s initial public offering violated the securities laws (i) by failing to disclose in the offering’s registration statement certain alleged compensation arrangements entered into with the underwriters’ clients, such as undisclosed commissions or tie in agreements to purchase stock in the after market, and (ii) by engaging in manipulative practices to artificially inflate the price of IIJ’s stock in the after market subsequent to the initial public offering. On July 15, 2002, the Company joined in an ‘omnibus’ motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. On February 19, 2003, the Court ruled on the motions to dismiss. The Court granted the Company’s motion to dismiss the claims against it under Rule 10b-5 promulgated under the Exchange Act due to the insufficiency of the allegations against the Company. The motions to dismiss the claims under Section 11 of the Securities Act were denied as to virtually all of the defendants in the consolidated cases, including the Company. In June 2003, the Company conditionally approved a proposed partial settlement with the plaintiffs in this matter. IIJ, along with the settling issuer defendants, filed a motion seeking the court’s preliminary approval of the settlement. The settlement would have provided, among other things, a release of the Company and of the individual officer and director defendants for the alleged wrongful conduct in the Amended Complaint in exchange for a guarantee from the Company’s insurers regarding recovery from the underwriter defendants and other non-monetary consideration from the Company. The plaintiffs have continued to litigate against the underwriter defendants. The District Court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. The Company’s case is not one of these focus cases. On October 13, 2004, the district court certified the focus cases as class actions in the ongoing litigation. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision. On April 6, 2007, the Second Circuit denied plaintiffs’ petition for rehearing, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the Company, informed the District Court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. The Company cannot predict whether the Company will be able to renegotiate a settlement that complies with the Second Circuit’s mandate. Due to the inherent uncertainties of litigation, the Company cannot predict the ultimate outcome of the matter.

In addition to the foregoing, the Company is a party to other suits and claims that arise in the normal course of business. The negative adverse outcome of such suits and claims would not have a significant impact on the financial statements.

On May 29, 2006, IIJ made an agreement for investing in funds which invest in unlisted stocks mainly in the United States of America, with an investment advisory company. IIJ committed to provide $5 million for the fund at its request in future several years. IIJ provided $608 thousand for the year ended March 31, 2007. On January 17, 2007, IIJ made another agreement for investing in funds which invest in unlisted stocks mainly in Europe, Asia and Israel, with an investment advisory company. IIJ committed to provide $5 million for the fund at its request in future several years. IIJ provided $140 thousand for the year ended March 31, 2007.

On March 29, 2007, IIJ made a contract with Panasonic Network Services Inc. to acquire 100% of the shares of hi-ho, Inc., which provides internet service under the “hi-ho” brand and the solution business to corporate customers. IIJ purchased the shares for ¥1.2 billion ($10 million) with a closing date of June 1, 2007 in the agreement.
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

Changes in fair value of interest rate swaps designated as hedging instrument are reported in accumulated other comprehensive income during the years ended March 31, 2005, 2006 and 2007. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the hedged bank borrowings affect earnings. The term, notional amount and repricing date of interest rate swaps exactly match those of the long-term borrowings. The swap terms are “at the market,” so they have zero value at inception. Thus, there was no ineffectiveness recognized in earnings for the years ended March 31, 2005, 2006 and 2007. For the years ended March 31, 2005, 2006 and 2007, net derivative losses of ¥13,010 thousand, ¥10,008 thousand and ¥ 4,776 thousand ($41 thousand), respectively, were reclassified to interest expense.

¥45 thousand ($0.4 thousand) of accumulated other comprehensive gain related to the interest rate swaps are expected to be reclassified as an adjustment to interest expense as a yield adjustment of the hedged bank borrowings within the next 12 months.

Fair Value—In the normal course of business, the Company invests in financial assets and incurs financial liabilities. To estimate the fair value of those financial assets, liabilities and derivatives, the Company used quoted market prices to the extent that they were available. Where a quoted market price is not available, the Company estimates fair value using primarily the discounted cash flow method. For certain financial assets and liabilities, such as trade receivables and trade payables, which are expected to be collected and settled within one year, the Company assumed that the carrying amount approximates fair value due to their short maturities. For guarantee deposits, which are fully refunded at the end of lease contracts, the remaining noncancellable lease terms are principally within two years and the Company assumed that the carrying amount approximates fair value. Investment for which it is not practicable to estimate fair value primarily consists of investments in a number of unaffiliated and unlisted smaller sized companies and the estimate of their fair values cannot be made without incurring excessive costs. Refundable insurance policies are carried at cash surrender value. The carrying amounts or notional amounts and fair value of financial instruments are summarized below:

					Thousands of
	Thousands of Yen				U.S. Dollars
	2006		2007		2007
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
Other investments for which it is:
Practicable to estimate fair value	¥6,775,388	¥6,775,388	¥1,297,694	¥1,297,694	$11,039	$11,039
Not practicable	1,245,317	—	1,544,047	—	13,134	—
Noncurrent refundable insurance policies (other assets)	82,252	82,252	115,555	115,555	983	983
Long-term borrowings and installment payable, including current portion	2,279,963	2,279,963	290,000	290,000	2,467	2,467
Interest rate swap contracts*	(4,023)	(4,023)	45	45	0	0

*	Notional amount was ¥1,150,000 thousand and ¥250,000 thousand ($2,127 thousand) as of March 31, 2006 and 2007, respectively.

Cash at March 31, 2006 and 2007 includes U.S. dollar denominated current bank deposits of ¥442,169 thousand and ¥372,934 thousand ($3,172 thousand), respectively.
16.	ADVERTISING EXPENSES

Advertising expenses incurred during the years ended March 31, 2005, 2006 and 2007 related primarily to advertisements in magazines, journals and newspapers and amounted to ¥151,226 thousand, ¥223,696 thousand and ¥337,768 thousand ($2,873 thousand), respectively.
17.	RELATED PARTY TRANSACTIONS

NTT and its subsidiary owned 29.7 percent of IIJ’s outstanding common shares as of March 31, 2007.

The Company entered into a number of different types of transactions with NTT and its subsidiaries including purchases of wireline telecommunication services for the Company’s offices. For the Company’s connectivity and value added services, the Company purchases international and domestic backbone services, local access lines and rental rack space in data centers from NTT and its subsidiaries. The Company sells to NTT and its subsidiaries its services including OEM services, system integration services and monitoring services for their data centers.

The amounts of balances as of March 31, 2006 and 2007 and transactions of the Company with NTT and its subsidiaries for the each of the three years in the period ended March 31, 2007, are summarized as follows.

				Thousands of
	Thousands of Yen			U.S. Dollars
	2005	2006	2007	2007

Accounts receivable	¥—	¥366,648	¥318,069	$2,706
Accounts payable	—	710,322	664,938	5,656
Revenues	1,413,379	1,394,791	1,308,843	11,133
Costs and expenses	7,672,480	8,075,542	7,725,572	65,716
As for equity method investees, refer to Note 4, “INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES.”
18.	SUBSEQUENT EVENTS

On April 5, 2007, the boards of directors of IIJ, IIJ-Tech and Net Care resolved that IIJ would make these two consolidated subsidiaries 100% owned through share exchanges and on May, 11, 2007, each of the companies, including IIJ-FS, a wholly owned subsidiary of IIJ-Tech, became a wholly owned subsidiary of IIJ under an agreement for the share exchanges. In this connection, IIJ issued new 2,178 shares of common stock to the shareholders of these subsidiaries upon the provision of the exchanges of the shares in the agreement.

Prior to the share exchanges, IIJ purchased the shares of IIJ-Tech and Net Care from their minority shareholders for ¥1,635 million ($14 million) and ¥340 million ($3 million), respectively, resulting to increases in IIJ’s interests in IIJ-Tech and Net Care to 95.2% and 92.5%, respectively, as of April 5, 2007.

On June 1, 2007, IIJ purchased all shares of hi-ho, Inc. (“hi-ho”) for ¥1,200 million ($10 million), which was a wholly owned subsidiary of Panasonic Network Services Inc. (“PNS”) and is operating the ISP business provided by PNS under the “hi-ho” service brand and the solution business to corporate customers, based on a resolution of the board of directors of IIJ made on March 29, 2007.

On June 26, 2007, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2007 of ¥1,500 ($13) per share or in the aggregate amount of ¥306,450 thousand ($2,607 thousand).
* * * * * *