Form 20-F
period 2008-03-31
INTERNET INITIATIVE JAPAN INC
filed 2008-06-30
CIK 1090633

As filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____
Commission file number: 0-30204
Kabushiki Kaisha Internet Initiative
(Exact Name of Registrant as Specified in Its Charter)
Internet Initiative Japan Inc.
(Translation of Registrant’s Name Into English)
Japan
(Jurisdiction of Incorporation or Organization)
Jinbocho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
(Address of Principal Executive Offices)
Yuko Kazama, +81-3-5259-6500, +81-3-5205-6395,
Jinbocho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
(Name, Telephone, Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock	The NASDAQ Stock Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     As of March 31, 2008, 206,478 shares of common stock were outstanding, including 21,585 shares represented by an aggregate of 8,634,000 American Depositary Shares.
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
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
          ☑ U.S. GAAP
          ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board
          ☐ Other
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐   Item 18 ☐
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
     Important risks and factors that could cause our actual results to differ materially from our forward-looking statements are generally provided in Item 3.D. and elsewhere in this annual report on Form 20-F and include, without limitation:
•	that we may not be able to achieve or sustain profitability in the near future,

•	that we may not be able to compete effectively against competitors which have greater financial, marketing and other resources, and

•	that our investments in our subsidiaries and affiliated companies may not produce the returns that we expect or may adversely affect our results of operations and financial condition.

     As used in this annual report, references to “IIJ”, “the Company”, “we”, “our”, “our group” and “us” are to Internet Initiative Japan Inc. and its subsidiaries except as the context otherwise requires.
PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not required.
Item 2. Offer Statistics and Expected Timetable.
     Not applicable.
Item 3. Key Information.
A. Selected Financial Data.
     You should read the selected consolidated financial data below together with Item 5. “Operating and Financial Review and Prospects”, of this annual report on Form 20-F and our consolidated financial statements and the notes to our consolidated financial statements beginning on page F-1. The consolidated statement of operations data and per share and American Depositary Shares (“ADS”) data below for the fiscal years ended March 31, 2004, 2005, 2006, 2007 and 2008, the consolidated balance sheet data below as of March 31, 2004, 2005, 2006, 2007 and 2008 and consolidated statements of cash flows for the fiscal years ended March 31, 2004, 2005, 2006, 2007 and 2008 under operating data below are derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm.

	As of and for the fiscal year ended March 31,
	2004	2005	2006	2007	2008	2008
		(millions of yen, except per share and ADS data)				(thousands of
						U.S. dollars,
						except per
						share and ADS
						data(1))
Statement of Operations Data:
REVENUES:
Connectivity and value-added services(2)::
Connectivity services (corporate use)	¥13,561	¥11,994	¥11,179	¥11,239	¥12,148	$121,668
Connectivity services (home use)	2,389	2,316	2,120	1,969	5,430	54,381
Value-added services	4,296	5,005	6,250	7,416	9,546	95,606
Other	2,118	3,169	3,674	3,729	4,178	41,842

Total	22,364	22,484	23,223	24,353	31,303	313,497
Systems integration	11,848	15,854	23,505	30,527	34,018	340,692
Equipment sales	4,567	3,365	3,085	2,175	1,515	15,168

Total revenues	38,779	41,703	49,813	57,055	66,835	669,357

COST AND EXPENSES:
Cost of connectivity and value-added services	20,047	19,484	20,078	20,545	26,040	260,788
Cost of systems integration	9,852	12,200	18,120	23,529	25,543	255,815
Cost of equipment sales	4,346	3,111	2,818	1,894	1,300	13,018

Total cost	34,245	34,795	41,016	45,968	52,883	529,621
Sales and marketing	3,528	2,795	3,080	3,439	4,329	43,351
General and administrative	2,098	2,666	3,147	3,971	4,624	46,312
Research and development	358	199	159	177	240	2,408

Total cost and expenses	40,229	40,455	47,402	53,555	62,076	621,692

OPERATING INCOME (LOSS)	(1,450)	1,248	2,411	3,500	4,759	47,665

OTHER INCOME (EXPENSES):
Interest income	38	13	13	23	63	631
Interest expense	(702)	(686)	(437)	(397)	(438)	(4,388)
Other — net	1,646	2,573	3,392	1,923	(23)	(226)

Other income (expenses) — net	982	1,900	2,968	1,549	(398)	(3,983)

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT), MINORITY INTERESTS AND EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES	(468)	3,148	5,379	5,049	4,362	43,682
INCOME TAX EXPENSE (BENEFIT)	33	100	257	(804)	(861)	(8,627)
MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES	236	(109)	(354)	(233)	97	969
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES:
Equity method net loss	(286)	(33)	(14)	(210)	(143)	(1,434)
Impairment loss on advance for Crosswave(3)	(1,720)	—	—	—	—	—

Total equity in net loss of equity method investees	¥(2,006)	¥(33)	¥(14)	¥(210)	¥(143)	$(1,434)

NET INCOME (LOSS)	¥(2,271)	¥2,906	¥4,754	¥5,410	¥5,177	$51,844

Per Share and ADS Data (4):
Basic net income (loss) per share	¥(14,321)	¥15,172	¥24,301	¥26,519	¥25,100	251.38

	As of and for the fiscal year ended March 31,
	2004	2005	2006	2007	2008	2008
		(millions of yen, except per share and ADS data)				(thousands of
						U.S. dollars,
						except per
						share and ADS
						data(1))
Diluted net income (loss) per share	(14,321)	15,172	24,258	26,487	25,072	251.10
Basic net income (loss) per ADS equivalent	(35.80)	37.93	60.75	66.30	62.75	0.63
Diluted net income (loss) per ADS equivalent	(35.80)	37.93	60.65	66.22	62.68	0.63
Cash dividends declared per share	—	—	—	¥1,500	¥1,750	$17.53
Basic weighted average number of shares	158,554	191,559	195,613	203,992	206,240
Diluted weighted average number of shares	158,554	191,559	195,955	204,244	206,465
Basic weighted average number of ADS equivalents (thousands)	63,422	76,624	78,245	81,597	82,496
Diluted weighted average number of ADS equivalents (thousands)	63,422	76,624	78,382	81,698	82,586

Balance Sheet Data:
Cash and cash equivalents	¥12,284	¥5,286	¥13,727	¥13,555	¥11,471	$114,882
Total assets	42,737	37,116	50,705	47,693	55,703	557,862
Short-term borrowings	6,564	4,725	4,555	6,050	9,150	91,637
Current portion of long-term borrowings, including capital lease obligations	3,936	5,511	4,994	3,243	3,456	34,611
Long-term borrowings, including capital lease obligations	5,188	5,869	5,271	4,318	4,738	47,455
Convertible notes (5)	11,832	—	—	—	—	—
Common stock	13,765	13,765	16,834	16,834	16,834	168,591
Total shareholders’ equity (capital deficiency)	6,214	11,615	20,222	20,112	24,981	250,182

Operating Data:
Capital expenditures, including capitalized leases (6)	¥3,523	¥5,011	¥4,762	¥3,953	¥6,078	$60,872

Operating margin ratio (7)	(3.7)%	3.0%	4.8%	6.1%	7.1%

Net cash provided by (used in):
Operating activities	¥1,923	¥5,238	¥6,559	¥7,402	¥4,538	$45,446
Investing activities	(852)	1,974	1,805	(3,014)	(5,444)	(54,519)
Financing activities	7,669	(14,213)	39	(4,560)	(1,152)	(11,539)

(1)	The U.S. dollar amounts represent translation of yen amounts at the rate of ¥99.85 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2008.

(2)	The classifications for the revenues from connectivity services were changed in the fiscal year ended March 31, 2008. “Dedicated access” and “Dial-up access” in the former presentation were reclassified to “Connectivity services (corporate use)” and “Connectivity services (home use)” reflecting the acquisition of hi-ho, Inc. (“hi-ho”), a company mainly engaged in the Internet business for home users. Along with this, reclassifications have been made to prior periods to conform to the current year presentation. For further information, please refer to Note 1 to our consolidated financial statements.

(3)	In August 2003, our former equity method investee, Crosswave Communications Inc. (“Crosswave”), filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan.

(4)	We conducted a 1 to 5 stock split effective on October 11, 2005. The per share data is calculated based on the assumption that the stock split was made at the beginning of the fiscal year ended March 31, 2004.

(5)	In April 2000, we issued 1.75 percent unsecured convertible yen notes due March 2005 in the aggregate principal amount of ¥15,000 million. In November 2003 and June 2004, we repurchased and cancelled a portion of the aforementioned notes, in the aggregate principal amount of ¥3,168 million and ¥744 million, respectively. We redeemed the remainder of the unsecured convertible notes in March 2005.

(6)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure can be found in the following page.

(7)	Operating income (loss) as a percentage of total revenues.

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

	For the fiscal year ended March 31,
	2004	2005	2006	2007	2008
			(millions of yen)
Capital expenditures:
Acquisition of assets by entering into capital leases	¥1,866	¥4,434	¥3,843	¥2,665	¥4,222
Purchases of property and equipment	1,657	577	919	1,288	1,856

Total capital expenditures	¥3,523	¥5,011	¥4,762	¥3,953	¥6,078

Exchange Rates
     Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of our ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥99.85 per U.S. $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2008, the date of our most recent consolidated balance sheet contained in this annual report. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.
     The following table presents the noon buying rates for Japanese yen per U.S. $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low	Average(1)	Period-end

Fiscal year ended March 31,
2004	¥120.55	¥104.18	¥112.75	¥104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	113.61	99.85

Calendar year 2008
January	¥109.70	¥105.42	¥107.82	¥106.74
February	108.15	104.19	107.03	104.19
March	103.99	96.88	100.76	99.85
April	104.56	100.87	102.68	104.53
May	105.52	103.01	104.36	105.46
June (through June 25, 2008)	108.29	104.41	106.97	108.29

(1)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.
     The noon buying rate on June 25, 2008 was ¥108.29 per $1.00.

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
     Our business is principally conducted in Japan and most of our revenues are from customers operating in Japan. If the Japanese economy deteriorates or does not improve, and it results in significantly lower levels of network-related investment, especially in network systems construction which may have significant influence on our corporate customers’ investment, or if corporate customers respond to conditions by prioritizing low price over quality, it may become difficult to maintain our current level of revenues or achieve our expected revenues and profits.
     In addition to factors related to general economic conditions in Japan, we may not be able to maintain our current level of revenues and profits or achieve our expected levels of revenues and profits due to several other factors, including, but not limited to:
•	a decrease in revenues from our Internet connectivity services because of lower unit prices per bandwidth and cancellation of large accounts, due, for example, to severe price competition,

•	lower revenue growth and lower margins in our growing value-added services and systems integration, if we fail to successfully differentiate our services from those of our competitors, or experience a significant decrease in systems integration revenues from period to period due to the cancellation of one or more large projects or changes in the number of projects resulting from a seasonal fluctuation in the systems integration business in Japan,

•	an increase in backbone costs due to increased volume of Internet traffic and demand for leasing backbone lines, or a decline in the profitability of connectivity services if we contract for more capacity than we actually require to serve our customers,

•	an increase in expenses for network infrastructure, research and development and other similar investments which we may be forced to make in the future in order to remain competitive, or increased expenses relating to the leasing of additional equipment,

•	an increase in personnel and outsourcing costs, especially in our systems integration, if personnel and outsourcing costs increase, or we fail to manage outsourcing projects effectively or fail to cover outsourcing costs by raising enough revenues from outsourced projects,

•	an increase in SG&A costs, such as personnel expenses, advertising expenses and office rent expenses, in conjunction with our expected or planned or continued business expansion,

•	the recording of an impairment loss as a result of an impairment test on the non-amortized intangible assets such as goodwill that are recorded related to any mergers and acquisitions,

•	a decline in the value and trading volume of our holding of available-for-sale securities from which we expect gains on sale or impairment losses on stocks of companies,

•	an increase of equity in net loss of equity method investees affected by an increase in net losses of our equity method investees,

•	the amount and timing of the recognition of deferred tax benefits or expenses resulting from a release or an increase of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and other factors, and

•	a negative effect on our revenues and profits if newly established consolidated subsidiaries cannot achieve our expected levels of revenues or manage costs and expenses in a timely and adequate manner.
     Please see Item 5, “Operating and Financial Review and Prospects” for more detailed information concerning our operations and other results.

We may not be able to compete effectively, especially against competitors with greater financial, marketing and other resources.
     The major competitors of our connectivity and value-added services are major telecommunications carriers like NTT Communications Corporation (“NTT Communications”) and KDDI Corporation (“KDDI”). Price competition for Internet connectivity services is still severe. For value-added services, price competition may also increase. This competition may adversely affect our revenues and profitability and may make it difficult for us to retain existing customers or attract new customers. The major competitors of our systems integration business are systems integrators like IBM Japan, NEC Corporation, Fujitsu Limited, NTT Data Corporation and their affiliates. Our major competitors have the financial resources to reduce prices in an effort to gain market share. There is strong competition among systems integrators that may adversely affect our revenues and profitability. Even though the NTT Group, which is comprised of Nippon Telegraph and Telephone Corporation (“NTT”) and NTT Communications, is our largest shareholder, we plan to continue to operate our company separately and independently from the NTT Group, and will therefore continue to compete with the NTT Group.
     Our competitors have advantages over us, including, but not limited to:
•	substantially greater financial resources,

•	more extensive and well-developed marketing and sales networks,

•	higher brand recognition among consumers,

•	larger customer bases, and

•	more diversified operations which allow profits from some operations to support operations with lower profitability, such as network services, for which we are a competitor.
     With these advantages, our competitors may be better able to:
•	sustain downward pricing pressure, including pressure on low-price Internet connectivity services offered to corporate customers, which are our target customers,

•	develop, market and sell their services,

•	adapt quickly to new and changing technologies,

•	obtain new customers, and

•	aggressively pursue mergers and acquisitions to enlarge their customer base and market share.
Our investments in our subsidiaries and affiliated companies may not produce the returns we expect or may affect our results of operations and financial condition adversely.
     In the past, we have invested in our group companies to expand our businesses and generate new businesses. As of June 25, 2008, we have ten consolidated subsidiaries and four equity method investees. The financial performance of our consolidated subsidiaries affects our financial condition and results of operations directly and the financial performance of our equity method investees affects our financial condition and results of operations to the extent of our pro rata portion of our equity-method investments. There can be no assurance that we will be able to maintain or enhance the value or performance of such companies in which we have invested or may invest in the future, or that we will achieve the returns or benefits from these investments. We may consider further reorganization of our group companies and there is no guarantee that we will be able to achieve the benefits that we expect from such reorganization. We may provide additional financial support in the form of loans, guarantees or additional equity investments in such companies. We may lose all or part of our investment in such companies if their value decreases as a result of their financial performance or if they go bankrupt. If our interests differ from those of other investors in entities over which we do not exercise control, we may not be able to enjoy synergies with the investees and it may adversely affect our financial condition and results of operations.
     In May 2007, we made our two subsidiaries, IIJ Technology Inc. (“IIJ-Tech”) and Net Care, Inc. (“Net Care”), wholly-owned by purchasing shares from their minority shareholders, which cost us ¥5,025 million in cash and share exchanges with the issuance of 2,178 new shares. In June 2007, we acquired 100% of the equity of hi-ho for ¥1,230 million in cash from Panasonic Network Services Inc. (“PNS”) to take over PNS’s Internet service business for home users and its solution business for corporate customers.

     It is possible that the new subsidiaries and affiliated companies could adversely affect our results of operations and financial condition, because they may record losses in their early stages of business. In April 2007, we invested ¥300 million in GDX Japan Inc. (“GDX”) to acquire 51% of its equity and GDX became our consolidated subsidiary. GDX is a joint venture established with GDX Network, Inc. which is a company in the United States, to provide a message exchange network service in Japan. In July 2007, we invested ¥235 million in Taihei Computer Co., Ltd (“TCC”) to acquire 45% of the equity of TCC, which manages customer loyalty reward program systems. TCC became our equity method investee. From July 2007 through October 2007, we invested ¥500 million in Trust Networks Inc. (“Trust Networks”), which plans to provide operations of networks for automated teller machines (“ATMs”). We owned 60.2% of the equity of Trust Networks as of June 25, 2008 and Trust Networks is our consolidated subsidiary. In April 2008, we invested ¥130 million in and established On-Demand Solutions Incorporated (“On-Demand Solutions”) as our wholly-owned subsidiary to provide print-on-demand and related services. In June 2008, we invested ¥100 million in and established “IIJ Innovation Institute Inc.” (“IIJ-II”) as our wholly-owned subsidiary, which plans to start a business incubation center for technology development and commercialization of the Internet.
     Our substantial investment in Crosswave Communications Inc. (“Crosswave”), our former equity method investee, became worthless due to Crosswave’s commencement of corporate reorganization proceedings. In August 2003, Crosswave filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan, and as a result of our equity method net loss and an impairment loss taken in respect of our investment in Crosswave, our net loss for the fiscal year ended March 31, 2003 was ¥15.6 billion, the highest net loss that we have ever experienced. In February 2006, we invested ¥750 million in Internet Revolution Inc. (“i-revo”), a joint venture that we established with Konami Corporation, and i-revo is our equity method investee. After the investment through the fiscal year ended March 31, 2008, we recorded total equity in net loss of i-revo of ¥669 million.
If our systems integration revenues fluctuate or if we fail to execute our systems integration projects in a timely or satisfactory manner, our results of operations and financial condition may be adversely affected.
     A large portion of our future revenue depends on systems integration projects which we, in cooperation with IIJ-Tech, IIJ Financial Systems Inc. (“IIJ-FS”) and Net Care, have been contracted to perform. Compared to monthly recurring revenues from connectivity and value-added services and systems operation and maintenance, one-time revenues from systems construction tend to fluctuate from time to time. If corporate customers put off or quit placing orders because of the deterioration of the Japanese economy and a decrease in corporate investment, we may not be able to record systems construction revenues and operating profit as expected, or we may need to defer recording of such revenues or operating profit.
     Along with the recent growth of our systems integration business, some of our systems integration projects have been larger in scale and need more time until they are completed. Generally, systems integration projects are more difficult to be effectively controlled as they become larger in scale. If we fail to control costs such as personnel and outsourcing costs or to retain adequate personnel for the projects, or if we need more personnel than expected to handle problems and we cannot collect this cost from our customers, our results of operations and financial condition related to systems integration may be adversely affected.
     We may not be able to perform our responsibilities under these contracts to the satisfaction of our customers, or at all, if we lack a sufficient number of qualified engineers, lack sufficient task-management capabilities for software-development vendors or fail to manage customer data adequately. If we do not execute these services and projects as contracted or fail to manage customer data in a professional manner, our receipt of revenues may be delayed or lost altogether and we could be sued by our counterparties, which could in turn have an adverse impact on our reputation, results of operations and financial condition.
We may have an impairment loss as a result of an impairment test on the non-amortized intangible assets that are recorded related to mergers and acquisitions.
     As of March 31, 2008, the total balance of our intangible assets was approximately ¥5.9 billion, including non-amortized intangible assets of ¥4.3 billion related to IIJ-Tech, non-amortized intangible assets of ¥0.4 billion and amortized intangible assets of ¥0.2 billion related to hi-ho, non-amortized intangible assets of ¥0.3 billion related to Net Care and ¥0.3 billion related to IIJ-FS. If the business operations of our subsidiaries are adversely affected by factors such as a significant adverse change in their business climate and others, we may have an impairment loss as a result of an impairment test on non-amortized intangible assets such as goodwill. The realization of any impairment losses on non-amortized intangible assets may result in material adverse effects on our financial condition and results of operations.

If we fail to attract and retain qualified personnel, we may not be able to achieve our expected business growth.
     Our network, services, products and technologies are complex, and as a result, we depend heavily on the continued service of our engineering, research and development, and other personnel. As our business grows, we need to hire additional engineering, research and development, and other personnel. In particular, in order to continue to increase our revenues from value-added services and systems integration, we require more sales and engineering personnel to achieve our expectations. We are not sure that we will be able to retain or attract such personnel and control human resources costs adequately. Competition for qualified engineers, research and development personnel and employees in the telecommunications service industry in Japan is intense, and there is a limited number of persons with the necessary knowledge and experience. None of our employees are bound by any employment or noncompetition agreement. The realization of any or all of these risks may result in a failure to achieve our expected business growth.
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
     We have limited operational, administrative and financial resources, which could be inadequate to sustain the growth we want to achieve. As the number of our customers and their Internet usage increases, as traffic patterns change and as the volume of information transferred increases, we will need to increase expenditures for our network and other facilities, including data center facilities, in order to adapt our services and to maintain and improve the quality of our services. If we are unable to manage our growth and expansion adequately, the quality of our services could deteriorate and our business may suffer. We may also need to increase office rent expenditures along with our business expansion. If we are unable to prepare our network and other facilities in a timely manner to meet our customers’ demand or our business expansion, we may miss growth opportunities or may be obliged to bear higher costs to prepare our network and other facilities.
If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose customers.
     Our markets are characterized by:
•	rapid technological change, including the shift to new technology-based networks such as IPv6,

•	frequent new product and service introductions,

•	continually changing customer requirements, and

•	evolving industry standards.

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
We depend on our executive officers, and if we lose the service of our executive officers, particularly Mr. Koichi Suzuki, our business and our relationships with our customers, major shareholders of IIJ and other IIJ Group companies and our employees could suffer.
     Our future success depends on the continued service of our executive officers, particularly Mr. Koichi Suzuki, who is our president, chief executive officer and representative director, as well as chairman, president and representative director of our major subsidiaries. We rely in particular on his expertise in the operation of our businesses and on his relationships with our shareholders, the shareholders of the IIJ Group companies, our business partners and our employees. None of our executive officers, including Mr. Suzuki, is bound by an employment or noncompetition agreement.
The amounts and timing of recognition of deferred tax benefits or expenses related to tax operating loss carryforwards may adversely affect our financial results.
     As of March 31, 2008, IIJ had tax operating loss carryforwards of ¥13.9 billion. The loss carryforwards are available to offset future taxable income and will expire as shown in Note 10 to our consolidated financial statements. We recorded ¥1.7 billion of deferred tax benefits resulting from a release of valuation allowances against deferred income tax assets related to tax operating loss carryforwards for the fiscal year ended March 31, 2008. A large portion of tax operating loss carryforwards will expire in the period ending March 31, 2011. Along with the realization of deferred income tax assets as a result of recording taxable income, we expect to record more deferred tax expenses than deferred tax benefits. The amounts and timing of recognition of the deferred tax benefits or expenses may adversely affect our financial condition and results of operations.
Fluctuations in the stock prices of companies or impairment losses on stocks of companies in which we have invested may significantly influence our financial condition.
     We have invested in non-affiliated companies in order to further our business relationships with these companies and for trading purposes. We recorded gross realized gains from the sale of available-for-sale securities of ¥3.2 billion for the fiscal year ended March 31, 2007 and ¥0.2 billion for the fiscal year ended March 31, 2008, and the book value of our remaining available-for-sale securities was ¥1.3 billion on March 31, 2007 and ¥0.8 billion on March 31, 2008. We may acquire additional securities of non-affiliated companies. However, the book value can change significantly due to changes in the financial condition of non-affiliated companies, general economic conditions in Japan or fluctuations in the Japanese stock markets. Fluctuations in the stock prices of companies in which we have invested may have a significant effect on our financial results. As a result, we may not be able to achieve our expected gains on the sale of available-for-sale securities. In addition, should we choose to sell all or a portion of these shares, it is not certain that we will be able to do so on favorable terms. Furthermore, we may have an impairment loss on stocks of companies in which we have invested. We recorded an impairment loss of ¥0.3 billion on available-for-sale and nonmarketable equity securities for the fiscal year ended March 31, 2008 and ¥1.4 billion for the fiscal year ended March 31, 2007.
NTT, our largest shareholder, could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of our other shareholders.
     NTT and its affiliates owned 29.4% of our outstanding shares as of March 31, 2008. As our largest shareholder, NTT may be able to exercise substantial influence over us. As of June 30, 2008, we had one outside director, Mr. Takashi Hiroi, from NTT among our 14 directors. While we intend to conduct our day-to-day operations independently of NTT and its group companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interests, which may not be in our interest or that of other shareholders.

We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.
     We rely on telecommunications carriers such as NTT Communications and KDDI for a significant portion of our network backbone and Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph Telephone West Corporation (“NTT West”) and KDDI for local access lines for our customers. We procure significant portions of our network backbone and data center facilities pursuant to operating lease agreements with NTT Communications, our largest provider of network infrastructure. For the fiscal year ended March 31, 2008, 69.6% in costs for our domestic network backbone was for NTT Communications. For us to provide broadband mobile data communications as a Mobile Virtual Network Operator (“MVNO”), we depend on mobile network operators. We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.
     In the Asia-Pacific region, we depend on telecommunications carriers in various countries including less-developed countries whose quality of service may not be stable or who are more susceptible to economic or political instability.
     We also depend on third-party suppliers of hardware components like routers that are used in our network. We acquire certain components from limited sources, typically from Cisco Systems, Inc. (“Cisco”) and Juniper Networks, Inc. (“Juniper Networks”). A failure by one of our suppliers to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, may delay our ability to expand the capacity and scope of our network.
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
     Existing and future governmental regulation may substantially affect the way in which we conduct our business. These regulations may increase the cost of doing business or may restrict the way in which we offer products and services. As a result of the amendment in April 2004 of the Telecommunication Business Law and deregulation including elimination of the regulatory distinction between carriers providing telecommunications services through networks owned by other telecommunication carriers and carriers which own or have long-term leases for the networks through which they offer telecommunication services, competition may increase. Recently, the MIC has been considering adapting laws and regulations to control actions that hurt public order over the Internet. Furthermore, we cannot predict future regulatory changes which may affect our business. Any changes in laws, such as those described above, or regulations or MIC policy affecting our business activities and those of our competitors could adversely affect our financial condition or results of operations. For more information, see Item 4., “Business Overview — Regulation of the Telecommunications Industry in Japan”.
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
In the event we need to raise capital, we may issue additional shares of our common stock or securities convertible into our common stock, which may cause shareholders to incur substantial dilution.
     We may raise additional funds in the future to raise additional working capital and for other financial needs. We issued 12,500 new shares of our common stock along with our listing on the Mothers market of the Tokyo Stock Exchange in December 2005, after conducting a 1 to 5 split of our shares of common stock in October 2005. On May 11, 2007, we issued 2,178 shares of common stock to make our two consolidated subsidiaries wholly-owned through share exchanges. If we choose to raise such funds from the issuance of equity shares of our common stock or securities convertible into our common stock, existing shareholders may incur substantial dilution.

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
     We offer our services and solutions directly and with our group companies. We have invested in our group companies to expand our business and generate new business in the past. We work closely together with our group companies in providing total network solutions to our customers. For descriptions and the history of our group companies, see “Our Group Companies” in Item 4.B and “Overview” in Item 5.A.
     Our head office is located at Jinbo-cho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan, and our telephone number at that location is (813) 5259-6500. Our agent in the United States is IIJ America Inc. (“IIJ-A”), 1211 Avenue of the Americas, Suite 2900, New York, New York 10036 and the telephone number at that location is (212) 440-8080. We have a web site that you may access at http://www.iij.ad.jp/. Information contained on our web site does not constitute part of this annual report on Form 20-F.
     For a discussion of capital expenditures and divestitures currently in progress and those for the past three years, see “Capital Expenditures” in Item 4.B.
B. Business Overview.
     We offer a comprehensive range of Internet connectivity services and network solutions to our customers in Japan. We offer our services on one of the most advanced and reliable Internet networks available in Japan. Our services are based upon high-quality networking technology tailored to meet specific needs and demands of our customers.
     We offer, together with other companies or independently, a variety of services to our customers as part of our total network solutions. Our primary services are our Internet connectivity services, value-added services and systems integration. Our Internet connectivity services range from low-cost dial-up access to high-speed access through dedicated lines or ADSL and optical lines for individual and corporate customers. Our value-added services include security-related outsourcing services that protect our customer network systems from unauthorized access and secure remote connections to internal networks, network-related outsourcing services such as router rental and Virtual Private Network (“VPN”), and server-related outsourcing services such as web server hosting, e-mail security service, operation and management of e-mail systems and Internet data center services. Our systems integration is tailored to our customers’ requirements, which include consulting, project planning, systems design, construction of network systems and systems operation. We also sell network-related equipment to our systems integration customers as part of our provision of total network solutions.
     Most of our revenues are generated in Japan and are denominated in Japanese yen. The table below provides a breakdown of the percentage of total revenues among our primary services over the past three fiscal years.

	For the fiscal year ended March 31,
	2006	2007	2008
Connectivity services	26.7%	23.1%	26.3%
Value-added services	12.5%	13.0%	14.3%
Systems integration	47.2%	53.5%	50.9%
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

     We have created an Internet network that extends throughout Japan by leasing lines from telecommunications carriers. Our backbone is one of the highest capacity Internet backbones in Japan. As of June 25, 2008, we operated, in Japan, 12 points of presence (“POPs”) for dedicated access, 13 Internet data centers and a universal POP for nationwide dial-up access. POPs are the main points at which our customers connect to our backbone throughout Japan. Our policy on the management of our backbone is to upgrade the bandwidth based on demand to maximize cost effectiveness. Our backbone network also extends to the United States. The total capacity between Japan and the United States is 40.8 Gbps (4 STM-64 trunk lines and 1 STM-16 trunk lines) as of June 25, 2008.
Total network solutions
     We are a provider of total network solutions. We provide our customers with tailored, end-to-end Internet and private network solutions. The diversity of services we offer enables each customer to purchase individual services or a bundle of services that we believe provide the most efficient, reliable and cost-effective solution for that customer’s particular needs.
     The primary resources that we use to provide total network solutions to our customers include:
•	our Internet connectivity services,

•	our line-up of value-added services such as security, network and server-related outsourcing,

•	our Internet data center services,

•	our systems integration, including consulting, project planning, systems design, construction of network systems and systems operation and management, and

•	other network and application services that our group companies provide.
     Our total network solutions for business users are a primary focus of our business. We consult with businesses and other customers to identify their particular needs. We then draw upon our extensive resources to address those needs.
Internet Connectivity Services
     We offer two categories of Internet connectivity services: connectivity services for corporate use and connectivity services for home use. Connectivity services for corporate use are based mainly on dedicated local-line connections provided by telecommunications carriers between our backbone and customers. Connectivity services for home use mainly require customers to connect to our POPs through the publicly-switched telephone network or variety of broadband access services, such as ADSL and optical lines. The Internet connectivity part of our total network solutions ranges from low-cost, entry-level dial-up connections from personal computers to customized wide-area network solutions deploying a range of the dedicated services listed below to connect headquarters, data centers, branch offices and mobile personnel. Currently, large telecommunications carriers such as NTT East, NTT West and others provide a variety of last-mile access with dedicated access, ADSL, fiber optic and Ethernet-based lines. Recently, we have started a broadband mobile data communication service as a mobile virtual network operator. Such new service provides inexpensive high-speed, high-capacity last mile access, and we continue to introduce new variations to our Internet connectivity service to accommodate such developments.
The following table shows the number of our Internet connectivity service subscribers as of the dates indicated:

	As of March 31,

	2004	2005	2006	2007	2008

Connectivity services (corporate use) (1):
IP Service (-99 Mbps)	656	749	739	751	855
IP Service (100 Mbps — 999 Mbps)	66	90	117	161	201
IP Service (1 Gbps —)	16	24	40	63	70
IIJ Data Center Connectivity Service	196	231	247	282	288
IIJ FiberAccess/F and IIJ DSL/F (Broadband Services)	5,788	9,873	13,297	16,418	23,539
Others	2,905	2,423	1,760	1,618	3,002

Total connectivity service (corporate use) contracts	9,627	13,390	16,200	19,293	27,955
Connectivity services (home use) (1):
Under IIJ Brand	72,735	65,921	60,525	55,907	51,051
hi-ho	—	—	—	—	189,700
OEM	620,731	625,908	568,307	476,483	232,515

Total connectivity service (home use) contracts	693,466	691,829	628,832	532,390	473,266

(1)	The classifications for the number of our Internet connectivity service subscribers were changed in the fiscal year ended March 31, 2008. “Dedicated access service contracts” and “Dial-up access service contracts” in the former presentation were reclassified to “Connectivity services (corporate use)” and “Connectivity services (home use)” reflecting the acquisition of hi-ho.
     As of June 25, 2008, we mainly offered the following Internet connectivity services. The term of contracts is one year for Internet connectivity services for corporate use and generally one month for Internet connectivity services for home use.

Pricing
Service Type	Summary Description	(excluding consumption tax)

For corporate use
IP Service	Full-scale dedicated line service with high-speed access for businesses and other network operators with demanding bandwidth requirements.	Initial setup and monthly fees vary according to carrier, line speed, line type and distance involved.

IIJ Data Center Connectivity Service	Full-scale dedicated line service for Data Center connectivity with bandwidth from 64kbps up to 10Gbps.	Initial setup and monthly fee vary depending on the carrier, line speed and line type.

IIJ FiberAccess/F	Service for dedicated line Internet-access using optical lines at speeds of up to 10 Mbps, 100 Mbps or 1Gbps. Optical fiber access lines can be selected from “FLET’S” provided by NTT East and West, “BBIQ Select” provided by Kyushu Telecommunication Network Co., Inc(“QTnet”) and “Access Commufa” provided by Chubu Telecommunications Co. Inc, (“CTC”).	Initial setup fee of ¥50,000. Monthly fees range from ¥14,000 to ¥200,000, depending on the speed of connection and the number of IP addresses allocated. Monthly fees do not include local optical line charges.

IIJ DSL/F and IIJ DSL/A	Service for dedicated line Internet-access using ADSL lines at speeds of up to 47 Mbps. ADSL access is limited to “FLET’S” lines provided by NTT East and West for IIJ DSL/F and ADSL services provided by ACCA Networks, Co., Ltd. (“ACCA Networks”) for IIJ DSL/A.	Initial setup fee of ¥30,000 or ¥75,000. Monthly fees range from ¥9,800 to ¥52,000, depending on the number of allocated IP addresses. Monthly charges for IIJ DSL/F do not include local ADSL charges.

IIJ ISDN/F	Service for dedicated line Internet-access using ISDN lines at speeds of up to 64 kbps, mainly used for customer sites where ADSL lines are not available. ISDN access is limited to “FLET’S” lines provided by NTT East and West.	Initial setup fee of ¥5,000. Monthly fees range from ¥4,800 to ¥6,800, depending on the number of allocated IP addresses. Monthly charges do not include local ISDN charges.

IIJ Line Management/F	Service for us to prepare optical fiber or ADSL access provided by NTT East and West for IIJ FiberAccess/F, IIJ DSL/F and IIJ ISDN/F on behalf of customers. We provide customer support functions for the access lines.	Initial setup fee range from ¥5,000 to ¥37,900. Monthly fees range from ¥2,300 to ¥44,400.

Pricing
Service Type	Summary Description	(excluding consumption tax)
IIJ Dial-up Advanced (“Advanced”), Enterprise Dial-up IP Service (“Edip”) and IIJ Dial-up Standard (“Standard”)	Dial-up services for corporate users. Advanced offers bundled low-cost dial-up accounts. Edip offers multiple dial-up accounts at a fixed monthly fee. Standard allows Internet-access at the same time using the same ID. Optical, ADSL and other lines are available for local access.	Initial setup fee range from ¥5,000 to ¥20,000. Monthly basic fee for Advanced is ¥10,000 for the first 50 accounts including the first two hours access per account, plus ¥5 per minute after two hours. For Edip, basic fees range from ¥3,000 to ¥4,900 per account depending on the number of accounts. For Standard, basic fee is ¥2,000 plus access charges of ¥10 per minute.

IIJ Mobile	Broadband mobile data communications service for corporate users provided under a scheme of MVNO. Mobile network from NTT DoCoMo, Inc. (“NTT Docomo”) and Emobile Ltd. (“Emobile”) are available.	Fees vary depending on the type of contract. The most inexpensive one, Packet-share Plan’s monthly fee ranges from ¥1,800 in addition to the rental fee of ¥1,500 for the terminal.

For home use
IIJ4U and IIJmio (IIJ Brands)	Service for home users. IIJ4U provides Internet-access, 5 megabytes disk space for Web pages and e-mail account options for multiple users as a package. IIJmio offers Internet-access, e-mail and other server-related services as separate services. Various access options such as ISDN, ADSL, optical fiber and mobile access are available.	No initial setup fee for both IIJ4U and IIJmio. Monthly service fee for IIJ4U is ¥800 for the first eight hours and a charge of ¥5 per each additional minute, with a ceiling of ¥4,100. Monthly service fee for IIJmio is ¥300 or ¥12,000. Monthly charges do not include ADSL, optical fiber or mobile access charges, which are paid directly by the customer to NTT East and West, CTC or mobile telecommunications companies.

hi-ho	Service for home users offering Internet connectivity, security, e-mail and other server-related services provided by hi-ho. Internet connectivity services are provided over ADSL, optical fiber, mobile or dial-up access.	Initial setup and monthly fees vary according to type of access and contract.

Connectivity Services for Corporate Use
     Our lineup of connectivity services for corporate use includes: IP Service, IIJ Data Center Connectivity Service, IIJ FiberAccess/F, IIJ DSL/F, IIJ DSL/A, IIJ ISDN/F, IIJ Line Management/F, IIJ Dial-up Advanced, Enterprise Dial-up IP Service and IIJ Dial-up Standard.
     IP Service. Our IP Service is a full-scale, high-speed access service that connects the customer’s network to our network and the Internet. The service is used by corporate customers mainly for their headquarters or data centers, where reliable network service is indispensable. As of March 31, 2008, we had 1,126 contracts for our IP Service compared to 975 for our IP Service as of March 31, 2007. The customer chooses the level of service it needs based upon its bandwidth requirements. As of June 25, 2008, we offered service at speeds ranging from 64 kbps to 10 Gbps. The total bandwidth allocated to our dedicated access services, which include IP Service, IIJ Data Center Connectivity Service, IIJ FiberAccess/F, IIJ DSL/F, IIJ DSL/A, IIJ ISDN/F and others, has increased 21.3% to 392.4 Gbps as of March 31, 2008 compared to 323.5 Gbps as of March 31, 2007.
     Our IP Service revenues, including revenues of IIJ Data Center Connectivity Service, represented 13.5% of our total revenues for the fiscal year ended March 31, 2008 and 14.8% for the fiscal year ended March 31, 2007. We believe that as business customers continue to increase their use of the Internet network as a business tool and increasingly rely on the Internet network, this service will continue to be the foundation of our total network solutions offerings.
     Subscribers pay a monthly fee for the leased local access line from the customer’s location to one of our POPs. The amount of this fee varies depending on the carrier used and the distance between the customer’s site and our POPs. Customers subscribing to greater bandwidths use ATM (Asynchronous Transfer Mode) or an Ethernet local access line. We collect the usage fee from the customer and pay this amount to the carrier. While we prepare and arrange the leased access lines on behalf of customers under our name, the usage fee collected from the corporate customers for internet connectivity services and paid to the carriers is recorded gross in our consolidated financial statements.
     Although fees are charged on a monthly basis, the minimum contract length is one year.
     We also offer various IPv6-capable Internet connectivity services, namely IPv6 Tunnel, IPv6 Native and IPv6/IPv4 Dual Stack Services. In addition to corporate users, IPv6 Tunnel Service has been available to home users. IPv6 is the next generation Internet Protocol, which allows IPv6 technology to overcome the problems, such as limited IP address availability, of IPv4, the protocol generally used. IPv6 Tunnel Service is a service that enables customers to use IPv6 technology via the IPv4 access network, by encapsulating IPv6 data with IPv4 data. IPv6 Native and IPv6/IPv4 Dual Stack Services are services which provide an IPv6 environment to customers without encapsulating it with IPv4 data. We are one of the first commercial Internet Service Providers, or ISP, in Japan to offer IPv6 service and our management believes that we will reap “first-mover” benefits from our initiative. In an effort to promote the dissemination and use of IPv6, we are not currently charging service fees for IPv6 Tunnel Service.
     For our IP Service, we offer Service Level Agreements (“SLA”) to our customers to better define the quality of services our customers receive. We were the first ISP in Japan to introduce this type of agreement.
     We guarantee the performance of the following elements under our Service Level Agreements:
•	100% availability of our network,

•	the maximum average latency, or time necessary to transmit a signal, between designated POPs, and

•	prompt notification of outage or disruption.
     We are able to offer these Service Level Agreements due to our high quality and reliable network. Our Service Level Agreements provide customers with credit against the amount invoiced for the services if our service quality fails to meet the prescribed standards.
     Subscribers to our IP Service receive technical support 24 hours a day and seven days a week.
     IIJ Data Center Connectivity Service. We also provide data center connectivity services. Our data center connectivity services are an important service which enables us to provide high-quality, high-speed, seamless service to our customers. The bandwidths we offer for our data center connectivity services range from 64 kbps up to 10Gbps. The service fee mainly depends on the contracted bandwidth. We also offer IPv6-capable data center services, which offer the same services using IPv6. As of March 31, 2008, we had 288 Internet data center connectivity contracts, compared to 282 as of March 31, 2007. We offer full SLA to our data center connectivity service customers.

     IIJ FiberAccess/F. IIJ FiberAccess/F Service is a dedicated Internet-access service that uses “BFLET’S” fiber optic access lines provided by NTT East and West allowing service at a maximum of 100 Mbps on a best-efforts basis. The service is available in several variations (Business, Basic, Family, Mansion and others), optimizing each customer’s needs in speed and connection interface. Customers can also choose the number of allocated IP addresses from: 1, 4, 8, 16, 32 and 64. We support this service by providing guarantees of latency rates under Service Level Agreements. As of March 31, 2008, we had 23,539 contracts for IIJ FiberAccess/F, IIJ DSL/F, IIJ DSL/A, IIJ ISDN/F and IIJ Line Management/F.
     IIJ DSL/F and IIJ DSL/A. IIJ DSL/F Service provides dedicated line Internet connectivity via ADSL with speeds of up to 47 Mbps. IIJ DSL/F Service is primarily targeted at small- and medium-sized offices and home offices that have access to ADSL lines provided by NTT East and West under the name of “FLET’S ADSL”. We support this service by providing guarantees of latency rates under Service Level Agreements. IIJ also provides IIJ DSL/A Service, a similar service to IIJ DSL/F using ADSL lines provided by ACCA Networks.
     IIJ ISDN/F. IIJ ISDN/F Service provides dedicated line Internet-access via ISDN lines with speeds of up to 64 kbps. IIJ ISDN/F Service is primarily targeted at small- and medium-sized offices and home offices where ADSL lines are not available, but where access to ISDN lines is available, provided by NTT East and West under the name of “FLET’S ISDN”.
     IIJ Line Management/F. IIJ Line Management/F Service is a service for us to prepare optical fiber or ADSL lines provided by NTT East and West for IIJ FiberAccess/F, IIJ DSL/F and IIJ ISDN/F on behalf of customers. We provide customer support functions for the access lines.
     Dial-up Access Services. We offer a variety of dial-up access services to corporate users. Our dial-up services allow employees out of the office or frequent travelers to access our network or their own corporate networks through one of our POPs or through our roaming access points. The dial-up services are usually provided with a VPN function that is provided by our value-added services or systems integration to access the customer’s own corporate network securely. Optical lines, ADSL lines and others can be used for a local access option. Our main dial-up access services are our IIJ Dial-up Advanced, Enterprise Dial-up IP Service and IIJ Dial-up Standard.
     IIJ Mobile. This service, launched in January 2008, provides wireless broadband internet connectivity exclusively for corporate customers as a MVNO. We use the wireless networks of NTT DoCoMo and EMOBILE for mobile access network.
Connectivity Services for Home Use
     We offer connectivity services for home use such as IIJ4U, IIJmio, and hi-ho. IIJmio has a variety of Internet connectivity services, such as IIJmio DSL/DF Service, IIJmio FiberAccess/DF Service, IIJmio DSL/SF Service, IIJmio FiberAccess/DC Service, IIJmio FiberAccess/SF Service and IIJmio MobileAccess Service, depending on the type of local access. Connectivity services for home use under the hi-ho brand, which we acquired on June 1, 2007, are similar to IIJ4U.
     We also offer OEM services (where we provide services for other companies which sell those services under their own name) for other network operators.
Value-Added Services
     Our customers are increasingly seeking additional network-related services, in addition to Internet connectivity. We provide our customers with a broad range of value-added services and products such as security, network and server-related outsourcing services in addition to Internet data center services. Generally, the service period is for one year and customers are billed monthly. We recognize revenues for these services on a straight-line basis during the service period. Any initial set-up fees received in connection with our value-added services are deferred and recognized over the contract period.
     We believe that business customers will continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of value-added services to enhance productivity, reduce costs and improve service reliability.
     Our value-added services include:
•	Security-related outsourcing services. As of June 25, 2008, we offered five main security-related outsourcing services (described below) that protect customers’ internal networks from unauthorized access and secure remote connections to internal networks. We were the first ISP in Japan to provide firewall services, which we introduced in 1994.

     IIJ DDoS Solution Service. Released in October 2005, this service protects customers’ internal networks from distributed denial of service (“DDoS”) attacks, a type of unauthorized access from the Internet. The fee depends on the type of service that we provide, with the initial fee starting at ¥650,000 and the monthly fee starting at ¥498,000.
     IIJ Security Scan Service. Released in March 2002, this package of services targets small- and medium-sized enterprises to identify security weaknesses in order to prevent illicit access from external networks and to avert virus infection of in-house servers. It is available in two forms: regular monthly scans and one-time spot checks. The form of service can be selected to meet the specific needs of the customer, such as checks for protocol and network configuration or for vulnerability to specific illegal network intrusion. The service was developed with NRI Secure Technologies Ltd., a Japanese security assessment and auditing solutions provider. For the regular monthly scan service, the initial charge is ¥5,000. The monthly charge for scanning is ¥25,000 for one IP address, and ¥24,000 for each additional IP address. For the spot scan service, the basic charge for scanning one IP address is ¥30,000, and ¥29,000 will be added for each additional IP address.
     IIJ Managed IPS Service. Released in July 2006, this service offers around-the-clock, non-stop monitoring of a company’s network using an intrusion prevention system (“IPS”) to detect unauthorized access on the company’s network in real time and terminate such unauthorized access. The initial cost for the service is ¥900,000 and the minimum monthly fee starts at ¥380,000.
     IIJ Managed Firewall Service. Released in October 2006, this service offers around-the-clock, non-stop monitoring of firewalls with Service Level Agreements, real-time reporting and an anomaly detection system. The initial cost for the service is ¥100,000 and the minimum monthly fee starts at ¥50,000. This service replaced our previous firewall services, such as IIJ Security Premium, IIJ Security Standard and IIJ Security Lite.
     IIJ Secure Remote Access. IIJ Secure Remote Access is a packaged service combining the IIJ Dial-up Advanced with ID Gateway, which controls remote access to in-house servers protected by firewalls. This service ensures a secure remote environment by controlling accessible servers and utilization protocols for each dial-up account combined with remote VPN function and Authentication Service Link Option. With this service, customers may connect to their office networks from overseas via local ISPs.
•	Network-related outsourcing services. As of June 25, 2008, we offered six main network-related outsourcing services (described below), including provision, monitoring and maintenance of network equipment and VPN to connect customers’ branch and remote offices.
     IIJ Internet-LAN Service. IIJ Internet-LAN Service provides easy Ethernet connectivity supported by the SMF technology.
     IIJ SMFsx Service. IIJ SMF sx Service is a centralized network management system based on the SEIL Management Framework (“SMF”), a patented technology of IIJ. This system enables centralized management of network configuration, administration, and maintenance, reducing both configuration and maintenance time and costs for large-scale network construction such as VPN..
     Ultra Send-back Service. Ultra Send-back service provides on-site maintenance by service drivers for SEIL routers which are used as service adaptors for IIJ Internet-LAN Service and IIJ SMFsx Service.
     IIJ Managed VPN PRO Service. IIJ Managed VPN PRO Service provides connectivity among a company’s branch and remote offices, utilizing SEIL Series or other routers.
     SEIL Rental Service. SEIL Rental Service is a rental service for the SEIL Series, a product developed by IIJ. There are several models for various WAN Interfaces. Optional services such as fixed format configuration and on-site maintenance are also provided.
     Managed Router Service. Managed Router Service provides customers with router equipment and maintenance, operation and administration of routers. We provide SEIL Series routers or CISCO routers depending on customer requirements.
•	Server-related outsourcing services. As of June 25, 2008, we offered fourteen main server-related outsourcing services (described below), including provision of e-mail and web services and operation and management of e-mail systems.
     IIJ Secure MX Service. IIJ Secure MX Service is an Application Service Provider type of service that operates through an IIJ gateway server established between a customer’s e-mail system and the Internet. The service offers comprehensive e-mail security functions including anti-spam, sender authentication, e-mail transmission route encryption, and full-text e-mail storage. IIJ support engineers provide 24-hour, 365-day monitoring of redundant gateway servers located at the data center, ensuring a safe and stable e-mail environment.
     IIJ Post Office Service. This is an e-mail operation outsourcing service with virus check and audit options. It allows customers to use its own domain name. The customer may administer e-mail accounts online through our customer support Web interface.
     IIJ Mail Box Service. This is an e-mail outsourcing service provided under a certain domain name provided by IIJ. A customer can administer e-mail accounts online through our customer support Web interface.
     E-mail distribution services. These services allow customers to distribute hundreds of e-mails at one time with mailing list functions.
     IIJ Web High-grade service. This service offers disk area to create web sites with customized CGI, database, access log analysis and other features.
     IIJ Secure Web Platform service. This service mainly targets medium- to-large sized enterprises and enables customers to create full customized web-site related platform.
     IIJ Web Standard Service. This service mainly targets small- and medium-sized enterprises and allows customers to use their own domain names, and provides them with web hosting space. By limiting specifications, the pricing of the service is kept to a minimum ¥5,000 per month. Careful traffic management of the storage space ensures a high-performance web-server environment for users.
     IIJ Document Exchange Service. This service is an online storage service with which customers can upload files onto IIJ’s storage server and share them with authorized users. The initial cost is ¥40,000 and the monthly fee is ¥20,000.
     IIJ Download Site Service. This is a hosting service dedicated to high-volume content downloads from the Internet. A dedicated hosting server and dedicated bandwidth are established for each contract to ensure constant stable performance. With disk capacity of 500 megabytes per contract on our hosting servers, access is provided at a maximum transmission bandwidth of up to 1Gbps depending on the contract.
     IIJ URL Filtering Service. This service blocks access to websites deemed inappropriate. The initial cost for the service is ¥30,000, and the monthly basic fee is ¥40,000 plus an additional fee based on the number of users in the customer’s internal network.
     IIJ SSL Certificate Management Service. This service offers a proxy registration service that performs all actions necessary to acquire and use Secure Socket Layer certificates. The initial cost for the service is ¥50,000, and the additional fee to acquire the certificate ranges from ¥75,000 to ¥240,000 depending on which certificate is acquired and the length of the period for which the certificate is valid.
     IIJ DNS Services. We offer domain name related services that consist of domain name administration services and domain name server outsourcing services. Domain names such as “.jp”, “.com”, “.net” and “.org” are available.
     Streaming services. We offer Internet streaming services for live broadcasts over the Internet, as well as streaming server hosting services.
     IIJmio Safety Mail Service. This is an e-mail service with anti-virus functions for individual users. The service employs the InterScan VirusWall developed by Trend Micro Incorporated, and features POP(Post Office Protocol)/SMTP over SSL which provides secure e-mail transmission in addition to SMTP authentication. The monthly charge is ¥500.
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
Systems Integration
     We offer systems integration tailored to our customers’ requirements, which include consulting, project planning, systems design, construction of network systems and systems and operations outsourcing. Our systems integration mainly focuses on Internet business systems and Intranet and Extranet corporate information systems. We have built a strong record in various business fields.
     Examples of systems integration are:
•	connecting over a hundred locations such as gas stations, bank branches and retail shops via Internet-VPN, transmission of data over the Internet with an encryption feature and our proprietary SEIL Series routers and SMF,

•	outsourcing of large scale e-mail servers or systems to detect or delete e-mails with viruses or spam or record all e-mails incoming to and outgoing from customers,

•	online brokerage systems for securities firms,

•	outsourcing of websites for online businesses,

•	re-construction of overall corporate network systems suited to increased traffic data,

•	voice over IP systems to transmit voice among customer branch offices over the Internet,

•	construction of wireless local area networks (“LAN”), and

•	consultation on corporate network security.
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
Equipment Sales
     In addition to the Internet connectivity and value-added services and systems integration, we sell third-party equipment to meet the one-stop needs of our customers together with our in-house developed router, the “SEIL Series”.
     SEIL Series. Our high-end in-house developed router, the “SEIL Series” was first released in October 2001. Currently there are 5 different models; SEIL/X1, SEIL/X2, SEIL/Turbo, SEIL/Plus, SEIL/128. SEIL/X1 and SEIL/X2 are the latest models with high throughput and functions indispensable for high-end corporate use. SEIL/X1, SEIL/X2, SEIL/Turbo and SEIL/Plus carries Ethernet interface and SEIL/128 carries BRI interface. With the SMF feature, which provides auto-configuration features, it enables customers to create a VPN network by simply connecting the Ethernet into SEIL’s WAN interface.
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
     The primary components of our network are:
•	our backbone, which includes leased lines and network equipment, such as advanced Internet routers,

•	POPs in major metropolitan areas in Japan,

•	Internet data centers, and

•	a network operations center (“NOC”).
Backbone
Leased lines
     Our network is anchored by our extensive Internet backbone in Japan and between Japan and the United States. As of June 25, 2008, we had a total capacity of 40.8 Gbps between Japan and the United States. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity.
     We lease high-capacity, high-speed digital transmission lines in Japan from various carriers. The table below shows our backbone cost.
Backbone Cost

	For the fiscal year ended March 31,
	2004	2005	2006	2007	2008
Backbone cost (thousand yen)	¥4,719,638	¥3,550,885	¥3,516,322	¥3,515,934	¥3,469,717
Network upgrades
     As a policy, we put a high priority on maintaining the quality of our networks and continuously examine the necessity of upgrades of our networks.
Network equipment
     We use advanced equipment in our network. Our primary routers in our network are Cisco and Juniper Networks routers. The size of our routers varies depending on the number of customers and volume of traffic served by our POPs. At each POP we connect our dedicated line and dial-up access routers to Cisco backbone routers which then transmit and receive information throughout our network. We primarily lease our network equipment under capital lease arrangements.

Points of Presence.
     POPs are the main points at which our customers connect to our backbone. We provide Internet connectivity from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of June 25, 2008, we had, in Japan, 12 primary POPs which provided dedicated access and included the main Internet backbone routers that form our network. As of the same date, we also had a universal POP for nationwide dial-up access. The POP for nationwide dial-up access is the POP that can be accessed from anywhere in Japan with the minimum local telephone charge.
     Many of our POPs are located in the same facilities where other major carriers and ISPs have their POPs, in facilities of various carriers in Japan like NTT Communications and KDDI. We lease the physical space or use such space under other arrangements with terms ranging from one to two years and terminable by either party on three to six months’ notice. We maintain our routers and other networking equipment at these POPs. Our POPs are in, or in close proximity to, the same buildings in which the switches and routers of these carriers and ISPs are located enabling quick and easy interconnection of our equipment with theirs.
Internet Data Centers.
     We operate 13 Internet data centers in Japan which we use to offer our value-added data center services, four in Tokyo, two in Yokohama, and one each in Osaka, Sapporo, Sendai, Kawaguchi, Nagoya, Kyoto and Fukuoka. These data centers are specifically designed for application hosting, co-location services and high capacity access to our networks. These data centers are mainly leased from NTT Communications, ITOCHU Techno-Solutions Corporation, and KDDI.
     These data centers have 24-hours-a-day, seven-days-a-week operations and security and are equipped with uninterruptible power supplies and backup generators, anti-seismic damage precautions, fire suppression equipment and other features to optimize our ability to offer high-quality services through these data centers.
     In addition, we have invested in data center development outside Japan. We have entered into the “i-Heart Inc.” (“i-Heart”) joint venture with companies in Republic of Korea with a total investment by us of ¥89 million in May 2000. We had advances of ¥34,545 thousand, net of loan loss valuation allowance, to i-Heart, which were included in the “Other” balances as of March 31, 2008.
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

Our Group Companies
     We offer our services directly and with our group companies. As of June 25, 2008, we had ten consolidated subsidiaries, two of which were established in the fiscal year beginning April 1, 2008, and four equity method investees, which all, except for IIJ-A and i-Heart, are incorporated under the laws of Japan. IIJ-A is incorporated under the laws of the state of California, the United States of America and i-Heart is incorporated under the laws of Republic of Korea. The financial results of our consolidated subsidiaries shown in this section are prepared under generally accepted accounting principles in Japan, except for IIJ-A. Our group companies work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and market our services and products together as a group. However, our group companies specialize in different aspects of the Internet and networking. Our customers’ main point of contact is IIJ itself. We then draw upon the resources and special capabilities of the group companies to offer total Internet solutions.
     The table below sets out our group companies, including our subsidiaries and equity method investees and our direct and indirect ownership of each of them as of June 25, 2008:

	Jurisdiction of	Proportion of ownership
Company Name	Incorporation	and voting interest
Consolidated Subsidiaries:
IIJ Technology Inc.	Japan	100.0%
Net Care, Inc.	Japan	100.0%
IIJ Financial Systems Inc.	Japan	100.0%
Net Chart Japan Inc.	Japan	100.0%
hi-ho, Inc.	Japan	100.0%
On-Demand Solutions Incorporated	Japan	100.0%
IIJ Innovation Institute Inc.	Japan	100.0%
Trust Networks Inc.	Japan	60.2%
GDX Japan Inc.	Japan	51.0%
IIJ America Inc.	U.S.A.	100.0%
Equity method investees:
Taihei Computer Co., Ltd.	Japan	45.0%
Internet Multifeed Co.	Japan	31.0%
Internet Revolution Inc.	Japan	30.0%
i-Heart Inc.	Republic of Korea	28.6%
IIJ Technology Inc.
     IIJ-Tech is an important element in our provision of total network solutions to our customers. IIJ-Tech provides comprehensive network systems integration and consulting services, focusing on design, operation, and consulting for corporate networks and their security systems. IIJ-Tech assists customers in consultation, network and system design, project management and implementation of network systems such as web systems, e-mail systems for ISP’s and large-scale VPN networks. IIJ-Tech can integrate an organization’s multiple sites in different locations in Japan.
     In October 2005, IIJ-Tech issued 1,235 new shares of common stock to IIJ-MC, our former consolidated subsidiary, when a portion of IIJ-MC’s business was transferred to IIJ-Tech. As IIJ-MC was merged into us, the new shares of IIJ-Tech were succeeded to us and our ownership increased from 69.0% to 72.1%.
     On May 11, 2007, we made IIJ-Tech wholly-owned through a share exchange. Before the share exchange, our ownership in IIJ-Tech increased to 95.2% as of April 5, 2007 through our purchase of IIJ-Tech shares from IIJ-Tech’s minority shareholders.
     IIJ-Tech had revenues of ¥25,408 million and operating income of ¥834 million for the fiscal year ended March 31, 2008. As of March 31, 2008, IIJ-Tech had 378 full-time employees, and 21 were seconded from us.
Net Care, Inc.
     Net Care provides a broad array of support services, from monitoring and troubleshooting to network operations and an end-user help desk.
     On April 27, 2006, our Board of Directors approved the purchase of 450 shares of Net Care from its minority shareholders. We purchased the shares on April 28, 2006. As a result, our ownership increased from 57.0% to 59.3%.

     On May 11, 2007, we made Net Care a wholly-owned subsidiary through a share exchange. Before the share exchange, our ownership in Net Care increased to 92.5% as of April 5, 2007 through our purchase of Net Care shares from Net Care’s minority shareholders.
     Net Care had revenues of ¥3,487 million and operating income of ¥216 million for the fiscal year ended March 31, 2008. As of March 31, 2008, Net Care had 203 employees, 14 of whom were seconded from us.
IIJ Financial Systems Inc.
     IIJ-FS is a company wholly-owned by IIJ-Tech, whose business was acquired from Yamatane Co., Ltd. in October 2004. IIJ-FS provides integration and operation of securities trading systems.
     IIJ-FS became our wholly-owned consolidated subsidiary through indirect ownership due to the fact that it is wholly-owned by IIJ-Tech and IIJ-Tech became our wholly-owned subsidiary on May 11, 2007.
     IIJ-FS had revenues of ¥4,546 million and operating income of ¥569 million for the fiscal year ended March 31, 2008. As of March 31, 2008, IIJ-FS had 80 employees.
Net Chart Japan Inc.
     NCJ was established on August 10, 2006 as a company wholly-owned by us for ¥110 million. NCJ commenced its business operations after it succeeded the business operations of Net Chart Japan Corporation on October 1, 2006 for ¥75 million. NCJ provides network construction services that are mainly related to Local Area Networks, such as installation and configuration of equipment, wiring following network installation, and installation and operation support for applications.
     NCJ had revenues of ¥1,309 million and operating income of ¥15 million for the fiscal year ended March 31, 2008. As of March 31, 2008, NCJ had 41 employees.
hi-ho Inc.
     hi-ho is a company wholly-owned by us. On June 1, 2007, we acquired 100% of the equity of hi-ho for ¥1,230 million from PNS to take over PNS’s Internet service business for home users and its solution business for corporate customers.
     hi-ho had revenues of ¥4,604 million and operating income of ¥123 million for the fiscal year ended March 31, 2008. As of March 31, 2008, hi-ho had 15 employees, 7 of whom were seconded from us.
     hi-ho transferred a portion of its solution business for corporate customers to IIJ-Tech on April 1, 2008.
On-Demand Solutions Incorporated
     In April 2008, we invested ¥130 million in and established On-Demand Solutions as our wholly-owned consolidated subsidiary to provide print-on-demand and related services.
IIJ Innovation Institute Inc.
     In June 2008, we invested ¥100 million in and established “IIJ Innovation Institute Inc.” (“IIJ-II”) , which plans to start a business incubation center for technology development and commercialization of the Internet.
Trust Networks Inc.
     In July 2007, we invested ¥15 million in Trust Networks, which plans to operate networks for ATMs. As a result of our additional investment of ¥485 million in to Trust Networks in October 2007, Trust Networks became our consolidated subsidiary.
     Trust Networks recorded operating loss of ¥132 million for the fiscal year ended March 31, 2008.
GDX Japan Inc.
     In April 2007, we and GDX Network, Inc., a company incorporated in the United States, established a joint venture company, GDX, to provide a message exchange network service in Japan. We invested ¥300 million in GDX and GDX became our consolidated subsidiary.
     GDX recorded operating loss of ¥122 million for the fiscal year ended March 31, 2008.
IIJ America Inc.
     IIJ-A is a U.S.-based ISP, catering mostly to U.S.-based operations of Japanese companies.

     Reflecting the fact that IIJ-Tech, IIJ-A’s minority shareholder with 8.7% ownership, became wholly-owned by us on May 11, 2007, IIJ-A became our wholly-owned consolidated subsidiary.
     IIJ-A had revenues of $11 million and operating income of $0.04 million for the fiscal year ended December 31, 2007. As of March 31, 2008, IIJ-A had 29 employees, 4 of whom were seconded from us.
Taihei Computer Co., Ltd.
     In July 2007, we invested ¥235 million in TCC, one of the subsidiaries of Hirata Corporation, which manages customer loyalty reward program systems. As a result of this investment, TCC became our equity method investee.
Internet Multifeed Co.
     Internet Multifeed Co. (“Multifeed”) provides the location and facilities for directly connecting high-speed Internet backbones with content servers to make distribution on the Internet more efficient. Its technology was developed jointly with the NTT Group. Multifeed launched a new IX (Internet eXchange — where major ISPs exchange network traffic) service named JPNAP Tokyo 1 in Tokyo in May 2001 and expanded the service to Osaka in December 2001. Multifeed launched a new IX service named JPNAP Tokyo II in Tokyo in April 2008. In January 2008, we purchased 98 shares of Multifeed from their minority shareholders and our ownership in Multifeed increased to 31.0%.
Internet Revolution Inc.
     On February 1, 2006, we and Konami Corporation established a joint venture company, i-revo, to operate comprehensive sites. We invested ¥750 million in i-revo. We account i-revo as an equity method investee.
i-Heart Inc.
     In May 2000, we entered into the i-Heart joint venture with South Korean companies with a total investment by us of ¥89 million. i-Heart is our equity method investee.
Capital Expenditures
     The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three years.

	For the fiscal year ended March 31,
	2006	2007	2008
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥4,762	¥3,953	¥6,078

(1)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures”.
     Our future capital expenditures are difficult to predict given the rapid changes and uncertainties in our business environment. Most of our capital expenditures relate to the expansion and improvement of our existing network, including the installation of the routers and servers necessary to offer services on our network.
     We have not made any material divestitures in the current or past three fiscal years. We recorded losses on disposal of property and equipment of ¥119 million, ¥151 million and ¥72 million for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. The losses for the fiscal year ended March 31, 2006, 2007 and 2008 were mainly due to disposal of software such as for back-office systems, and network equipment related to the closing of a network operation center.
Seasonality
     See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues, including related equipment sales revenues”.

Sales and Marketing
     Our sales headquarters are in Tokyo. In addition, we have ten branch or sales offices in Osaka, Nagoya, Fukuoka, Sapporo, Sendai, Toyama, Hiroshima, Yokohama, Toyota and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2008, we had 245 people working in sales and marketing.
     We organize our sales personnel into four distinct, separate departments: the Sales Department, the Marketing Planning and Development Division, the Operation Management and Coordination Division, and Strategic Sales.
     Also, our Sales Department is divided into seven divisions:
•	Five divisions focus on our total network solutions and work with large corporate clients, including financial institutions, manufacturers, retail companies and others. In order to provide total network solutions, personnel in our sales divisions work closely with other IIJ Group companies such as IIJ-Tech as well as with other non-IIJ Group companies.

•	One division focuses on total network solutions and works with governmental institutions, and universities and other schools.

•	One division focuses on developing and strengthening partnerships with sales agents, including large telecommunications carriers and systems integrators to expand our marketing reach.
     In addition, we have sales personnel in the branch or sales offices indicated above.
     Our Marketing Planning and Development Division mainly makes and conducts promotion plans on our products and services. Our Operation Management and Coordination Division handles administrative issues. Strategic Sales is responsible for the planning and management on the sales figures, processes and other information.
Customers
     We had approximately 6,500 business and other institutional customers and approximately 470,000 individuals, which includes individuals subscribing to OEM services, as of March 31, 2008. Our main customers continue to be major corporations, including ISPs.
Research and Development
     We have always focused on advancing the use of networking technologies, including the Internet, in Japan. Many of our engineers are regularly engaged in the research and development activities related to new basic network technologies and development of new services, applications and products. These engineers have continued to develop innovative services, applications and products, many of which have set the standard for the Internet industry in Japan. In addition to our efforts to develop innovative services, we have engaged in the research and development of new basic technology since the establishment of IIJ Research Laboratory in 1998.
     Our research and development expenses averaged less than 1.0% of total revenues for the past three consecutive years. For the fiscal years ended March 31, 2006, 2007 and 2008, our research and development expenses were ¥158 million, ¥177 million and ¥240 million, respectively, most of which was personnel expense. The level of research and development expenditures is low in relation to our total costs primarily because we do not engage in extensive research and development of new technologies and products that require large investments. Rather, as noted above and as set forth in more detail below, we are intensively engaged in research and development related to our ongoing business. We focus on monitoring developments in the industry and in developing new and innovative services and applications by utilizing and enhancing existing technologies and products.
     As of March 31, 2008, we had 8 employees in IIJ Research Laboratory. Our research and development staff works very closely with our sales and marketing personnel and technical engineers to ensure that our research and development efforts are closely aligned with the demands of our customers.
Research and Development Organization
     We have organized our research and development staff to promptly and effectively address the rapidly changing technological environment of the Internet. Research and development on practical applications of new and developing technologies is co-operated by IIJ Research Laboratory and other departments.
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
     Other Departments. Other departments, such as the Service Business Department, Network Service Department and Solution Service Department in our Engineering Division play an important role in the research and development of technologies to be applied to our services and solutions, collect information, evaluate new technology and conduct business expansion based on the technology IIJ Research Laboratory developed. In addition to the above, the SEIL Business Unit engages in the development of our SEIL router and SMF.
Research and Development Strategy
     Our primary research and development objective is to continue to develop innovative services, applications and products that meet the current and future demands of our customers and that will continue to be at the forefront of the Internet industry in Japan.
     A second research and development objective is to continue participating in or otherwise closely monitor new products, developments and initiatives of manufacturers and standards-setting and research groups. Through these efforts, we seek to ensure that we have timely and effective access to new technologies, and that we implement these technologies effectively. Because the rate of change in technology relevant to our business is so rapid, we believe that the sophistication and experience of our research and development personnel is an important part of our success.
     In furtherance of these objectives, our research and development efforts currently are focused on a variety of projects, including:
•	continued improvement of our SEIL router and SMF, systems which we developed specifically to be integrated into IIJ’s network-related services,

•	research and development of the latest e-mail implementation technologies and spam countermeasures,

•	research and development of IPv6-based mobile communications technology,

•	research relating to the methodology of configuration of routers and other servers,

•	research relating to the technology for next generation IP networks,

•	research relating to the behavior of Internet routing systems, and

•	research of the Internet traffic monitoring and management.
Proprietary Rights
     Although we believe that our success is more dependent upon our technical, marketing and customer service expertise than our proprietary rights, we rely on a combination of trademark and contractual restrictions to establish and protect our technology.
Licenses
     For us to provide certain services to our customers, we have, as a licensee, entered into license agreements with other suppliers, such as Check Point Software Technologies Ltd., WatchGuard Technologies, Inc., Trend Micro Incorporated, RSA Security Inc., NRI Secure Technologies, Ltd. and MX Logic, Inc.
     We have purchased licenses from the companies in accordance with customer demands for our services.
Trademarks
     We have applied for trademark registrations of our corporate name, “Internet Initiative Japan Inc.” and certain other corporate and product names in Japan, the United States and certain European countries. As of June 25, 2008, 36 registrations had been granted, with 1 pending application.
Patents
     We have applied for patent registrations in relation to our technology in Japan and the United States. As of June 25, 2008, 5 registrations had been granted, with 5 pending applications. The latest acquired patent is for a centralized network management system developed by us and is implemented in one of our competitive services, SMF.

Legal Proceedings
     We are involved in normal claims and other legal proceedings in the ordinary course of business. Except as noted below, we are not involved in any litigation or other legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on us or our operations.
     In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming the Company, certain of its officers and directors as defendants, and underwriters of the Company’s initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinated proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of the Company’s initial public offering violated the securities laws (i) by failing to disclose in the offering’s registration statement certain alleged compensation arrangements entered into with the underwriters’ clients, such as undisclosed commissions or tie in agreements to purchase stock in the after market, and (ii) by engaging in manipulative practices to artificially inflate the price of the Company’s stock in the after market subsequent to the initial public offering. On July 15, 2002, the Company joined in an ‘omnibus’ motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. On February 19, 2003, the Court ruled on the motions to dismiss. The Court granted the Company’s motion to dismiss the claims against it under Rule 10b-5 promulgated under the Exchange Act due to the insufficiency of the allegations against the Company. The motions to dismiss the claims under Section 11 of the Securities Act were denied for virtually all of the defendants in the consolidated cases, including the Company. In June 2003, the Company conditionally approved a proposed partial settlement with the plaintiffs in this matter. The Company, along with the settling issuer defendants, filed a motion seeking the court’s preliminary approval of the settlement. The settlement would have provided, among other things, a release of the Company and of the individual officer and director defendants for the alleged wrongful conduct in the amended complaint in exchange for a guarantee from the Company’s insurers regarding recovery from the underwriter defendants and other non-monetary consideration from the Company. While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The District Court directed that the litigation proceed with a number of “focus cases” rather than all of the 310 cases that had been consolidated. The Company’s case is not one of these focus cases. On October 13, 2004, the District Court certified the focus cases as class actions in the ongoing litigation. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the District Court’s class certification decision. On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the Company, informed the District Court that the settlement could not be approved, because the defined settlement class, like the litigation class, could not be certified. On June 25, 2007, the District Court entered an order terminating the proposed settlement. On August 14, 2007, the plaintiffs filed their second consolidated amended complaints against the six focus cases and on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the District Court denied the motions to dismiss except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. Briefing on the class certification motion was completed in May 2008. We cannot predict whether we will be able to renegotiate a settlement that complies with the Second Circuit’s mandate. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter.
Regulation of the Telecommunications Industry in Japan
     The MIC regulates the Japanese telecommunications industry. Telecommunications carriers, including us, are regulated by the MIC primarily under the Telecommunications Business Law.

The Telecommunications Business Law
     The Telecommunications Business Law, which became effective in 1985, was established for the purpose of privatization and deregulation in the telecommunications business. After several amendments, the Telecommunications Business Law was considerably amended in July 2003, and the amended Telecommunications Business Law became effective as of April 1, 2004. The summary of the regulations under the current Telecommunications Business Law is as follows:
     The Telecommunications Business Law applies to the telecommunications business, except for the telecommunications business exempt under the Telecommunications Business Law (“Exempted Business”)(1). The term “telecommunications business” is defined under the Telecommunications Business Law as the business providing telecommunications services in order to meet the demand of others (2). The term “telecommunications services” is defined under the Telecommunications Business Law as intermediating communications of others through the use of telecommunications facilities, or any other acts of providing telecommunications facilities for the use of communications of others. Our business falls within the definition of telecommunications business, not Exempted Business, and therefore is subject to the Telecommunications Business Law.

(1)	The Exempted Business is the business related to facilities supplying broadcast services, wire radio broadcasting, wire broadcast telephone services, wire television broadcasting services, or the acceptance of applications for the use of the cable television broadcasting facility.

(2)	The “telecommunications business” is defined as:
(i)	the telecommunications business which exclusively provides telecommunications services to a single person (except one being a telecommunications carrier);

(ii)	the telecommunications business which provides telecommunications services with telecommunications facilities, a part of which is to be established on the same premises (including the areas regarded as the same premises) or in the same building where any other part there of is also to be established, or with telecommunications facilities which are below the standards stipulated in the ministerial ordinance of the MIC; and

(iii)	the telecommunications business installing no telecommunications circuit facilities which provides telecommunications services other than the telecommunications services which intermediate communications of others by using telecommunications facilities;
Provided that the provisions of Article 3 and Article 4 of the Telecommunications Business Law apply to communications being handled by a person who operates the telecommunications business listed above.
Start-up of Services
•	Registration

Registration with the Minister of the MIC is required for a telecommunications business which meets the following two requirements established by the ministerial ordinance of the MIC: (i) areas of installation of terminal-related transmission facilities are limited to a single municipality (city, town or village) and (ii) areas of installation of relay-related transmission facilities are limited to a single prefecture.

•	Notification
Notification to the MIC is required for a telecommunications business for which the requirement of the registration does not apply. Our business is subject to this notification requirement (1).

(1)	The Supplementary Provisions to the Telecommunications Business Law provide that the person who, at the time of the enforcement of the provisions of Article 2 of the current Telecommunications Business Law, is actually operating a Type II telecommunications business with registration under Article 24 paragraph (1) of the old Telecommunications Business Law shall be deemed to be a person who has submitted the notification of Article 16 paragraph (1) of the current Telecommunications Business Law on the day of enforcement of the current Telecommunications Business Law. We were actually operating a Type II telecommunications business at the time of the enforcement of the provisions of Article 2 of the current Telecommunications Business Law with registration under Article 24 paragraph (1) of the old Telecommunications Business Law, and therefore are deemed to have submitted the notification of Article 16 paragraph (1) of the current Telecommunications Business Law on the day of enforcement. In addition, the Supplementary Provisions to the Telecommunications Business Law Implementation Rules provide that the person who, at the time of enforcement of the Telecommunications Business Law Implementation Rules (i.e., April 1, 2004), is actually operating a Type II telecommunications business with registration under Article 24 paragraph (1) of the old Telecommunications Business Law, must submit a report prepared in the form of the notification of Article 16 paragraph (1) of the current Telecommunications Business Law to the Minister of the MIC without delay after the day of enforcement of the Telecommunications Business Law Implementation Rules. We filed this report to the Minister of the MIC in April 2004.

Terms and Conditions of Provision of Services and Charge
•	Our business is unregulated, in general, as IIJ does not fall under either Basic Telecommunications Services or Designated Telecommunications Services described below.

•	Prior notification to the Minister of the MIC is required for Basic Telecommunications Services (universal services specified by the ministerial ordinance of the MIC, i.e., analog or public fixed telephone services, analog or public remote island telephone services, and analog or public emergency call telephone services). Providing these telecommunications services other than pursuant to the terms and conditions and charges notified to the Minister of the MIC is prohibited. Provided that the charges may be discounted or waived pursuant to the exception criteria provided under the ministerial ordinance of the MIC (i.e., an emergency call for the safety of ships and airplanes, an emergency call for the safety of personal life and property in case of natural disaster, calls to police agencies regarding crimes, and calls to the fire brigade (“Emergency Exception”)

•	Prior notification to the Minister of the MIC is required for Designated Telecommunications Services (i.e., services provided through Category I Designated Telecommunications Facilities and which meet the criteria provided by the ministerial ordinance of the MIC as the services for which the guarantee of the terms and conditions and charges are necessary for the protection of users, such as the basic fee). “Category I Designated Telecommunications Facilities” are the facilities which meet the criteria specified by the ministerial ordinance of the MIC as being the fixed telecommunications facilities used for the services which are offered to a substantial percentage of users in a given area, and which are currently only the facilities of NTT East and NTT West. Providing these telecommunications services other than pursuant to the terms and conditions and charges notified to the Minister of the MIC is prohibited, unless the telecommunications carrier and the user agree otherwise, provided that the charges may be discounted or waived in Emergency Cases, for emergency calls for injured persons in a ship, and for use by a police agency, fire brigade and broadcasting companies.

•	The Minister of the MIC at least once a year notifies the telecommunications carrier providing the Specific Designated Telecommunications Services specified by the ministerial ordinance of the MIC (i.e., Designated Telecommunications Services other than voice services, except for telephone and general digital services and data transmission services) the price cap regarding such services. The telecommunications carriers will be required to obtain approval from the Minister of the MIC if a proposed change in charges exceeds the price cap.
Articles of Interconnection Agreements
•	Our business is unregulated, in general, as IIJ does not fall under either Category I Designated Telecommunications Facilities or Category II Designated Telecommunications Facilities described below.

•	Approval from the Minister of the MIC required for Category I Designated Telecommunications Facilities.

•	Prior notification to the Minister of the MIC required for Category II Designated Telecommunications Facilities (i.e., the facilities which meet the criteria provided by the ministerial ordinance of the MIC as being the mobile telecommunications facilities used for the services which are offered to a substantial percentage of users in a given area, and which are currently NTT DoCoMo, Okinawa Cellular and KDDI).
           Telecommunications Facilities of Carriers
•	A telecommunications carrier that installs telecommunications circuit facilities must maintain its telecommunications facilities (except telecommunications facilities stipulated in the ministerial ordinance of the MIC as those having a minor influence on the users’ benefit in the cases of damage or failure thereof) in conformity with the technical standards provided in the ministerial ordinance of the MIC. Such telecommunications carriers shall confirm that its telecommunications facilities are in compliance with the technical standards specified in the ministerial ordinance of the MIC.

•	A telecommunications carrier that provides Basic Telecommunications Services must maintain its telecommunications facilities for provision of Basic Telecommunications Services in conformity with the technical standards provided in the ministerial ordinance of the MIC.

•	Telecommunications carriers that install telecommunications circuit facilities or provide Basic Telecommunications Services must establish their own administrative rules in accordance with the ministerial ordinance of the MIC in order to secure the reliable and stable provision of telecommunications services. These administrative rules must regulate the operation and manipulation of telecommunications facilities and the safeguarding, inspecting and testing regarding the construction, maintenance and administration of telecommunications facilities, etc. as provided for by the ministerial ordinance of the MIC. Such administrative rules must be submitted to the Minister of the MIC prior to the commencement of operations, and changes must be submitted to the Minister of the MIC once after they are implemented without delay.
           Order to Improve Business Activities
•	The Minister of the MIC may, if it is deemed that business activities of a telecommunications carrier fall under inappropriate cases set forth in the Telecommunications Business Law, insofar as it is necessary to ensure the users’ benefit or the public interest, order the telecommunications carrier to take actions to improve operations methods or other measures.
           Right of Way Privilege for Authorized Carriers
•	A telecommunications carrier which is engaged, or intends to engage, in the telecommunications business by installing telecommunications circuit facilities and which wishes to have the privileged use of land or other public utilities for circuit facilities deployment, must obtain the authorization on the entire or a part of the relevant telecommunications business by the Minister of the MIC.
           Merger, Business Transfer or Divestiture of Carriers
•	Post facto notification to the Minister of the MIC without delay is required.
           Business Suspension, Abolition or Dissolution of Carriers
•	Post facto notification to the Minister of the MIC without delay is required. Prior announcement of withdrawals to service users is required in accordance with ministerial ordinances of the MIC.
           Foreign Capital Participation
•	Prior notification is required under the Foreign Exchange and Foreign Trade Law for the acquisition of shares of telecommunications carriers to which registration for start-up services is applicable. This is not applicable to purchasers of ADSs. The one-third foreign ownership restriction is applicable only to NTT East and NTT West.
C. Organizational Structure.
     The information required by this item is in “ — Our Group Companies” above.
D. Property, Plants and Equipment.
     The information required by this item is in “ — Network” above and in Note 8 to our consolidated financial statements included in this annual report on Form-20F.
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
Overview
     We are a provider of a comprehensive range of Internet connectivity services and network solution services in Japan. We were founded in December 1992 and began offering Internet connectivity services commercially in July 1993. We were one of the first commercial ISPs in Japan and have expanded our business to value-added services and systems integration along with the expansion of usage of the Internet by customers.
     Our primary sources of revenue are connectivity services, value-added services, systems integration and equipment sales. Connectivity services consist of connectivity services for corporate use and connectivity services for home use. For value-added services, we provide services such as network security services, mail and web server hosting services, managed router services and Internet data center services. For systems integration, we provide systems development and integration for business-to-business and business-to-consumer-networks, and outsourcing projects. For equipment sales, we provide equipment as part of our provision of total network. Substantially all of our revenues are from our customers in Japan, and we are the main point of contact for customers for these various services.
     Total revenues were ¥49.8 billion, ¥57.1 billion and ¥66.8 billion for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. The increases in revenue for each of the two years ended March 31, 2007 and 2008 mainly reflect an increase in recurring revenues from connectivity and value-added services and systems operation and maintenance from systems integration compared to the previous fiscal years.
     Operating income for the fiscal year ended March 31, 2008 was ¥4.8 billion, an improvement from operating income of ¥3.5 billion for the fiscal year ended March 31, 2007 and ¥2.4 billion in the fiscal year ended March 31, 2006. The improvement compared to the previous fiscal year is mainly due to an increase in gross margin for connectivity and value-added services and systems integration.
     Net income for the fiscal year ended March 31, 2008 was ¥5.2 billion, compared to net income of ¥5.4 billion for the fiscal year ended March 31, 2007 and ¥4.8 billion for the year ended March 31, 2006, respectively. The decrease in net income compared to the previous fiscal year is mainly due to a decrease in net gains from the sale of available-for-sale securities.
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
     In order to provide our customers with total network solutions, we provide our services directly or with our subsidiaries and affiliates of the IIJ Group. We refer to our subsidiaries and certain affiliates as our group companies, and we have invested heavily in and exercise significant influence over these companies. For the fiscal year ended March 31, 2008, we consolidated the results of operations of eight subsidiaries included among our group companies — IIJ-Tech, IIJ-A, Net Care, IIJ-FS, NCJ, hi-ho, Trust Networks and GDX. We account for our investments in the affiliated companies by the equity method.
     On October 1, 2005, IIJ-MC, our former consolidated subsidiary, was merged into us after a portion of IIJ-MC’s business was transferred to IIJ-Tech, our consolidated subsidiary. Asia Internet Holding Co., Ltd. (“AIH”), our former equity method investee, became our wholly-owned consolidated subsidiary, and was merged into us on October 1, 2005. In each of the mergers, we were the surviving company.
     On February 1, 2006, we established a joint venture company, i-revo, with Konami Corporation, with the purpose of operating comprehensive portal sites. We invested ¥750 million and hold 30.0% of the company. i-revo is an equity method investee.
     On August 10, 2006, we invested ¥110 million and established a new consolidated subsidiary, NCJ. NCJ is fully owned by the Company. NCJ commenced its business operations after it succeeded to the business operations of Net Chart

Japan Corporation on October 1, 2006 for ¥75 million. NCJ provides network construction that is mainly related to Local Area Networks.
     On March 30 and April 4, 2007, we purchased additional shares of IIJ-Tech from its minority shareholders for the aggregate amount of ¥4.4 billion in cash, in order to acquire additional interest in IIJ-Tech. On March 30 and April 4, 2007, we purchased additional shares of Net Care from its minority shareholders for the aggregate amount of ¥0.7 billion in cash, in order to acquire additional interest in Net Care. On May 11, 2007, we issued 2,178 new shares of common stock to make two of our consolidated subsidiaries, IIJ-Tech and Net Care wholly-owned through share exchanges, and the total number of our issued shares of common stock increased to 206,478.
     In April 2007, we invested ¥300 million in GDX to acquire 51% of its equity and GDX became our consolidated subsidiary to provide a message exchange network service in Japan.
     In June 2007, we acquired 100% of the equity of hi-ho for ¥1,230 million from PNS to take over PNS’s Internet service business for home users and its solution business for its corporate customers.
     In July 2007, we invested ¥235 million in TCC to acquire 45% of the equity of TCC, which manages customer loyalty reward program systems. TCC became our equity method investee.
     In July 2007, we invested ¥15 million in Trust Networks, which plans to operate networks for ATMs. As a result of our additional investment in Trust Networks of ¥485 million in October 2007, Trust Networks became our consolidated subsidiary.
     In the fiscal year beginning April 1, 2008, we established two consolidated subsidiaries.
     In April 2008, we invested ¥130 million in and established On-Demand Solutions as our wholly-owned subsidiary to provide print-on-demand and related services.
     In June 2008, we invested ¥100 million in and established IIJ-II as our wholly-owned subsidiary. IIJ-II plans to start a business incubation center for technology development and commercialization of the Internet.
     For a discussion of factors affecting our future financial results, see “Item. 5.D. Trend Information”.

           Results of Operations
     As an aid to understanding our operating results, the following tables show items from our statement of income for the periods indicated in millions of yen (or thousands of U.S. dollars) and as a percentage of total revenues.

	Fiscal year ended March 31,
	2006		2007		2008
		(millions of yen except for percentage data)					(thousands
							of U.S.
							dollars)

REVENUES:

Connectivity and value-added services (1):
Connectivity services (corporate use)	¥11,179	22.4%	¥11,239	19.7%	¥12,148	18.2%	$121,668
Connectivity services (home use)	2,120	4.3	1,969	3.5	5,430	8.1	54,381
Value-added services	6,250	12.5	7,416	13.0	9,546	14.3	95,606
Other	3,674	7.4	3,729	6.5	4,178	6.2	41,842

Total	23,223	46.6	24,353	42.7	31,302	46.8	313,497
Systems integration	23,505	47.2	30,527	53.5	34,018	50.9	340,692
Equipment sales	3,085	6.2	2,175	3.8	1,515	2.3	15,168

Total revenues	49,813	100.0	57,055	100.0	66,835	100.0	669,357

COST AND EXPENSES:
Cost of connectivity and value-added services:
Backbone cost	3,516	7.0	3,516	6.2	3,470	5.2	34,749
Local access line cost(2)	4,558	9.2	4,616	8.1	7,102	10.6	71,126
Other connectivity cost	815	1.6	331	0.6	370	0.6	3,710
Depreciation and amortization	2,721	5.5	2,639	4.6	2,928	4.4	29,319
Other	8,468	17.0	9,443	16.5	12,170	18.2	121,884

Total cost of connectivity and value-added services	20,078	40.3	20,545	36.0	26,040	39.0	260,788

Cost of systems integration:
Cost of equipment sales related to systems integration	3,591	7.2	4,206	7.3	4,409	6.6	44,152
Other	14,529	29.2	19,323	33.9	21,134	31.6	211,663

Total cost of systems integration	18,120	36.4	23,529	41.2	25,543	38.2	255,815
Cost of equipment sales	2,818	5.7	1,894	3.4	1,300	1.9	13,018

Total cost	41,016	82.4	45,968	80.6	52,883	79.1	529,621
Sales and marketing	3,080	6.2	3,439	6.0	4,329	6.5	43,351
General and administrative	3,147	6.3	3,971	7.0	4,624	6.9	46,312
Research and development	159	0.3	177	0.3	240	0.4	2,408

Total cost and expenses	47,402	95.2	53,555	93.9	62,076	92.9	621,692

OPERATING INCOME	2,411	4.8	3,500	6.1	4,759	7.1	47,665

OTHER INCOME (EXPENSES):
Interest income	13	0.0	23	0.0	63	0.1	631
Interest expense	(437)	(0.9)	(397)	(0.7)	(438)	(0.6)	(4,388)
Foreign exchange gains (losses)	3	0.0	(0)	(0.0)	2	0.0	14
Net gains on sales and exchange of other investments	3,227	6.5	3,230	5.7	218	0.3	2,183
Losses on write-down of other investments	(29)	(0.1)	(1,363)	(2.4)	(289)	(0.4)	(2,891)
Other — net	191	0.4	56	0.1	47	0.0	468

Other income (expenses) — net	2,968	6.0	1,549	2.7	(397)	(0.6)	(3,983)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT), MINORITY INTERESTS AND EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES	¥5,379	10.8%	¥5,049	8.8%	¥4,362	6.5%	$43,682

INCOME TAX EXPENSE (BENEFIT)	¥257	0.5%	¥(804)	(1.4)%	¥(861)	(1.3)%	$(8,627)
MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES	(354)	(0.7)	(233)	(0.4)	97	0.1	969
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES	(14)	(0.0)	(210)	(0.3)	(143)	(0.2)	(1,434)

NET INCOME	¥4,754	9.6%	¥5,410	9.5%	¥5,177	7.7%	$51,844

(1)	The classifications for the revenues from connectivity services were changed in the fiscal year ended March 31, 2008. “Dedicated access” and “Dial-up access” in the former presentation were reclassified to “Connectivity services (corporate use)” and “Connectivity services (home use)” reflecting the acquisition of hi-ho, a company mainly engaged in the Internet business for home users. In addition, reclassifications have been made to prior periods to conform to the current year presentation. For further information, please refer to Note 1 to our consolidated financial statements.

(2)	Telecommunications circuit cost of ¥2,104 million for the fiscal year ended March 31, 2008 mainly related to hi-ho are included in local access line cost.

Year Ended March 31, 2008 Compared to the Year Ended March 31, 2007
Total revenues
     Our total revenues increased 17.1% to ¥66.8 billion for the fiscal year ended March 31, 2008 from ¥57.1 billion for the previous fiscal year. These increases were primarily due to an increase in monthly recurring revenues from connectivity and value-added services and systems operation and maintenance of systems integration revenues.
     Connectivity and value-added services revenues. Revenues from connectivity services and value-added services, which comprise our connectivity services for corporate use, connectivity services for home use, value-added services and other services, increased by 28.5% to ¥31.3 billion for the fiscal year ended March 31, 2008 from ¥24.4 billion for the previous fiscal year.
•	Connectivity services for corporate use. Revenues from connectivity services for corporate use increased by 8.1% to ¥12.1 billion for the fiscal year ended March 31, 2008 from ¥11.2 billion for the previous fiscal year. The increase was mainly due to an increase in revenues from IP services, the service mainly used for corporate headquarters and data centers, along with the shift to higher bandwidth, and an increase in revenues from broadband services along with the expansion of broadband utilization in the corporate internal network.

•	Connectivity services for home use. Despite the decrease in revenues from IIJ4U and OEM, revenues from connectivity services for home use increased by 175.8% to ¥5.4 billion for the fiscal year ended March 31, 2008 from ¥2.0 billion for the previous fiscal year. This significant increase was mainly due to additional revenues for the fiscal year ended March 31, 2008 of ¥3.8 billion from hi-ho, which we acquired in June 2007.

•	Value-added services. Our value-added services revenues increased by 28.7% to ¥9.5 billion for the fiscal year ended March 31, 2008 from ¥7.4 billion for the previous fiscal year. This increase was mainly due to a steady increase in revenues from services such as security and e-mail related outsourcing services for anti-spam protection, data center services and network related solutions. The steady increase in value-added services revenues is affected by an increase in demand for outsourcing services by corporate customers.

•	Other. Other revenues, which included rental fees for network equipment, customer support service and sale of Wide-area Ethernet services, amounted to ¥4.2 billion for the fiscal year ended March 31, 2008, a 12.0% increase from the previous fiscal year.
     Systems integration revenues. Our revenues from systems integration, which include equipment sales related to systems integration, increased by 11.4% to ¥34.0 billion for the fiscal year ended March 31, 2008 from ¥30.5 billion for the previous fiscal year. The increase was due to an increase in one-time revenues from the design and construction of network systems for corporate customers and a continuous increase in recurring revenues from systems operation and maintenance. The order backlog for systems integration and equipment sales as of March 31, 2008 was ¥15.9 billion, an increase of 68.0% compared to March 31, 2007. The order backlog for the design and construction of network systems construction including equipment sales increased by 35.3% to ¥4.8 billion and the operation and maintenance of the systems increased by 87.3% to ¥11.1 billion compared to the amount as of March 31, 2007.
     Equipment sales. Our equipment sales decreased by 30.3% to ¥1.5 billion for the fiscal year ended March 31, 2008 from ¥2.2 billion for the previous fiscal year. The decrease in equipment sales revenues reflected our efforts to focus on higher margin systems integration, since equipment sales do not include added values to raise higher margin, such as construction of systems, setting and project management.
Total cost of revenues
     Our total cost of revenues increased by 15.0% to ¥52.9 billion for the fiscal year ended March 31, 2008 from ¥46.0 billion for the previous fiscal year. The increase was mainly because the cost of connectivity and value-added services revenues and the cost of systems integration revenues increased compared to the previous fiscal year corresponding with the increase in connectivity and value-added services revenues and systems integration revenues, respectively.

     Cost of connectivity and value-added services revenues. Our cost of connectivity and value-added services revenues increased by 26.7% to ¥26.0 billion for the fiscal year ended March 31, 2008 from ¥20.5 billion for the previous fiscal year. The additional cost for the fiscal year ended March 31, 2008 from hi-ho, which we acquired in June 2007, was ¥3.9 billion. Backbone costs for the fiscal year ended March 31, 2008 were ¥3.5 billion, almost the same as the previous fiscal year. Local access line costs for the fiscal year ended March 31, 2008 increased by 53.8% to ¥7.1 billion from ¥4.6 billion for the previous fiscal year due to an addition of telecommunications circuit of ¥2.104 million mainly related to hi-ho. Additionally, we engaged in new business developments including the establishment of consolidated subsidiaries and an initial cost of ¥0.1 billion for new business developments was incurred for the fiscal year ended March 31, 2008. The gross margin ratio for connectivity and value-added services revenues, which is the ratio of (1) the amount obtained by subtracting cost of connectivity and value-added services revenues from connectivity and value-added services revenues to (2) connectivity and value-added services revenues, increased to 16.8% for the fiscal year ended March 31, 2008 from 15.6% for the previous fiscal year. This increase is mainly a result of an increase in revenues from relatively higher-margin value-added services.
     Cost of systems integration revenues. Our cost of systems integration revenues increased by 8.6% to ¥25.5 billion for the fiscal year ended March 31, 2008 from ¥23.5 billion for the previous fiscal year. The increase is mainly due to the increase in systems integration revenues. The gross margin ratio for systems integration revenues, which is the ratio of (1) the amount obtained by subtracting cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, increased to 24.9% for the fiscal year ended March 31, 2008 from 22.9% for the previous fiscal year.
     Cost of equipment sales. Our cost of equipment sales decreased by 31.3% to ¥1.3 billion for the fiscal year ended March 31, 2008 from ¥1.9 billion for the previous fiscal year. The decrease is mainly due to the decrease in equipment sales revenues. The gross margin ratio for equipment sales, which is the ratio of (1) the amount obtained by subtracting cost of equipment sales from equipment sales revenues to (2) equipment sales revenues, increased to 14.2% for the fiscal year ended March 31, 2008 from 12.9% for the previous fiscal year.
Total costs and expenses
     Total costs and expenses, which include total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased by 15.9% to ¥62.1 billion for the fiscal year ended March 31, 2008 from ¥53.6 billion for the previous fiscal year. The increase in total costs and expenses was primarily a result of an increase in the cost of connectivity and value-added services, including the additional cost related to hi-ho services, the cost of systems integration, sales and marketing expenses, general and administrative expenses and research and development expenses, along with business expansion.
     Sales and marketing. Sales and marketing expenses increased by 25.9% to ¥4.3 billion for the fiscal year ended March 31, 2008 from ¥3.4 billion for the previous fiscal year. The increase was mainly due to additional expenses of ¥0.4 billion related to hi-ho, and an increase in personnel expenses of ¥0.2 billion and advertising expenses of ¥0.2 billion that increased along with our business expansion.
     General and administrative. General and administrative expenses increased by 16.5% to ¥4.6 billion for the fiscal year ended March 31, 2008 from ¥4.0 billion for the previous fiscal year. The increase was mainly due to an increase in personnel expenses of ¥0.2 billion and outsourcing expenses of ¥0.2 billion resulting from our business expansion.
     Research and development. Research and development expenses increased by 35.6% to ¥240 million for the fiscal year ended March 31, 2008 from ¥177 million for the previous fiscal year. The increase was mainly due to an increase in personnel expenses related to research and development.
Operating income
     As a result of the foregoing factors, operating income increased by 36.0% to ¥4.8 billion for the fiscal year ended March 31, 2008 from ¥3.5 billion for the previous fiscal year. We engaged in new business developments including the establishment of consolidated subsidiaries in the fiscal year ended March 31, 2008, and the initial costs and expenses relating to these new business developments were ¥0.3 billion including the loss from GDX and Trust Networks of ¥0.2 billion.
Other income (expenses)-net
     Other expenses-net of ¥0.4 billion was recorded for the fiscal year ended March 31, 2008, compared to other income of ¥1.5 billion for the previous fiscal year. The decrease was mainly due to a large decrease in net gains on sales and exchanges of other investments.
     Interest income. Interest income was ¥63 million for the fiscal year ended March 31, 2008, compared to ¥23 million for the previous fiscal year. The increase was mainly due to an increase in interest income resulted from the rise of interest rate in Japan.
     Interest expense. Interest expense, comprised of interest expense in respect of bank borrowings and capital lease obligations, amounted to ¥438 million for the fiscal year ended March 31, 2008 compared to ¥397 million for the previous fiscal year. The increase was mainly due to an increase in borrowings.

     Foreign exchange gains (losses). Foreign exchange gains amounted to ¥1.4 million for the fiscal year ended March 31, 2008 compared to losses of ¥0.3 million for the previous fiscal year.
     Net gains on sales and exchange of other investments. For the fiscal year ended March 31, 2008, we recorded net gains on sales and exchange of other investments of ¥0.2 billion, which resulted from the sale of certain available-for-sale securities, compared to net gains of ¥3.2 billion for the previous fiscal year.
     Losses on write-down of other investments. For the fiscal year ended March 31, 2008, we recorded losses on write-down of other investments of ¥0.3 billion, compared to losses of ¥1.4 billion for the previous fiscal year, including an impairment loss of ¥1.0 billion on the securities of IP Mobile Incorporated.
     Other-net. For the fiscal year ended March 31, 2008, we recorded other income of ¥47 million, most of which is dividend income, compared to income of ¥57 million, most of which is also dividend income, for the previous fiscal year.
Income from operations before income tax expense (benefit), minority interests and equity in net loss of equity method investees
     We recorded income from operations before income tax benefit, minority interests and equity in net loss of equity method investees of ¥4.4 billion for the fiscal year ended March 31, 2008 compared to income from operations before income tax expense, minority interests and equity in net loss of equity method investees of ¥5.0 billion for the fiscal year ended March 31, 2007. The decrease primarily reflects the record of other expenses-net for the fiscal year ended March 31, 2008 compared to the record of other income-net for the fiscal year ended March 31, 2007, mainly due to the changes in net gain on sales of other investments and losses on write-down of other investments.
Income tax expense (benefit)
     For the fiscal year ended March 31, 2008, we recorded an income tax benefit of ¥0.9 billion compared to an income tax benefit of ¥0.8 billion for the previous fiscal year. We started the consolidated tax declaration for the fiscal year ended March 31, 2009 and recognized net deferred income tax assets and liabilities in consideration of the application of the consolidated tax declaration as of March 31, 2008. The income tax benefit for the fiscal year ended March 31, 2008 was mainly due to deferred tax benefits of ¥1.7 billion resulting from a release of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and others.
Minority interests in losses (earnings) of subsidiaries
     For the fiscal year ended March 31, 2008, minority interests in losses of subsidiaries was ¥0.1 billion mainly related to GDX and Trust Networks, compared to minority interests in earnings of ¥0.2 billion for the fiscal year ended March 31, 2007. The change in minority interests was mainly due to the elimination of minority interests related to our four consolidated subsidiaries, IIJ-Tech, Net Care, IIJ-FS and IIJ America, which IIJ made wholly-owned through its acquisition of shares of IIJ-Tech and Net Care from minority shareholders and share exchanges.
Equity in net loss of equity method investees
     Equity in net loss of equity method investees was ¥0.1 billion for the fiscal year ended March 31, 2008 compared to ¥0.2 billion for the previous fiscal year. Although equity in net income of equity method investees was recorded in Multifeed, a larger amount of equity in net loss of equity method investees was recorded in i-revo.
Net income
     Net income for the fiscal year ended March 31, 2008 was ¥5.2 billion compared with ¥5.4 billion for the previous fiscal year. The decrease primarily reflects a large decrease in net gain on sales of other investments, in spite of the increase in operating income and recording of an income tax benefit of ¥0.9 billion.

Year Ended March 31, 2007 Compared to the Year Ended March 31, 2006
Total revenues
     Our total revenues increased 14.5% to ¥57.1 billion for the fiscal year ended March 31, 2007 from ¥49.8 billion for the previous fiscal year. These increases were primarily due to an increase in value-added services and systems integration revenues.
     Connectivity and value-added services revenues. Revenues from connectivity services and value-added services, which comprise our connectivity services for corporate use, connectivity services for home use, value-added services and other services, increased 4.9% to ¥24.4 billion for the fiscal year ended March 31, 2007 from ¥23.2 billion for the previous fiscal year.
•	Connectivity services for corporate use. Revenues from connectivity services for corporate use slightly increased by 0.5% to ¥11.2 billion for the fiscal year ended March 31, 2007 from ¥11.2 billion for the previous fiscal year. The increase was mainly due to an increase in revenues from broadband services along with the expansion of broadband utilization in the corporate internal network and an increase in revenues from IP Services, the services mainly used for corporate headquarters and data centers, along with customers’ shift to higher speeds.

•	Connectivity services for home use. Revenues from connectivity users for home use decreased by 7.1% to ¥2.0 billion for the fiscal year ended March 31, 2007 from ¥2.1 billion for the previous fiscal year. This decrease was primarily the result of declining revenues from services for individuals such as IIJ4U Service, as well as the discontinuance of services of certain large customers to which we provided our services as OEM.

•	Value-added services. Our value-added services revenues increased 18.7% to ¥7.4 billion for the fiscal year ended March 31, 2007 from ¥6.2 billion for the previous fiscal year. This increase was mainly due to a steady increase in revenues from solutions such as data center services, security and e-mail related outsourcing services and network related solutions such as SEIL and SEIL Management Framework, along with projects to connect customers’ multiple operational sites. The steady increase is affected by an increase in demand for outsourcing services by corporate customers.

•	Other. Other revenues, which included rental fees for network equipment, customer support service, and sale of Wide-area Ethernet services, amounted to ¥3.7 billion for the fiscal year ended March 31, 2007, a 1.5% increase from the previous fiscal year.
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
     Cost of connectivity and value-added services revenues. Cost of connectivity and value-added services revenues increased 2.3% to ¥20.5 billion for the fiscal year ended March 31, 2007 from ¥20.1 billion for the previous fiscal year. The gross margin ratio for connectivity and value-added services revenues, which is the ratio of (1) the amount obtained by subtracting cost of connectivity and value-added services revenues from connectivity and value-added services revenues to (2) connectivity and value-added services revenues, increased to 15.6% for the fiscal year ended March 31, 2007 from 13.5% for the previous fiscal year. This increase is mainly a result of an increase in revenues from relatively higher-margin value-added services. Backbone costs for the fiscal year ended March 31, 2007 were ¥3.5 billion, almost the same as the previous fiscal year. Local access line costs for the fiscal year ended March 31, 2007 were ¥4.6 billion, almost the same as the previous fiscal year.
     Cost of systems integration revenues. Our cost of systems integration revenues increased 29.8% to ¥23.5 billion for the fiscal year ended March 31, 2007 from ¥18.1 billion for the previous fiscal year. The increase is mainly due to the increase in systems integration revenues. The gross margin ratio for systems integration revenues, which is the ratio of (1) the amount obtained by subtracting cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, for the fiscal year ended March 31, 2007 was 22.9%, almost the same as compared to the previous fiscal year.
     Cost of equipment sales. Our cost of equipment sales decreased 32.8% to ¥1.9 billion for the fiscal year ended March 31, 2007 from ¥2.8 billion for the previous fiscal year. The decrease is mainly due to the decrease in equipment sales revenues. The gross margin ratio for equipment sales, which is the ratio of (1) the amount obtained by subtracting cost of equipment sales from equipment sales revenues to (2) equipment sales revenues, increased to 12.9% for the fiscal year ended March 31, 2007 from 8.7% for the previous fiscal year.
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
Other income (expenses)-net
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
     Foreign exchange gains (losses). Foreign exchange loss amounted to ¥0.3 million for the fiscal year ended March 31, 2007 compared to gains of ¥3 million for the previous fiscal year.
     Net gain on sales and exchange of other investments. For the fiscal year ended March 31, 2007, we recorded net gains on sales and exchange of other investments of ¥3.2 billion, compared to net gains of ¥3.2 billion for the previous fiscal year.
     Losses on write-down of other investments. For the fiscal year ended March 31, 2007, we recorded losses on write-down of other investments of ¥1.4 billion including an impairment loss of ¥1.0 billion on the securities of IP Mobile Incorporated, compared to losses of ¥30 million for the previous fiscal year.
     Other-net. For the fiscal year ended March 31, 2007, we recorded other income of ¥57 million, most of which is dividend income of ¥102 million for the fiscal year ended March 31, 2007, compared to income of ¥191 million for the previous fiscal year.
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
Equity in net loss of equity method investees
     Equity in net loss of equity method investees increased to ¥210 million for the fiscal year ended March 31, 2007 from ¥14 million for the previous fiscal year. Although equity in net income of equity method investees was recorded in Multifeed, equity in net loss of equity method investees was recorded in i-revo.
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
Revenue recognition
     Revenues from connectivity services consist principally of connectivity services for corporate use and home use. Connectivity services for corporate use are based mainly on dedicated local-line connections provided by telecommunications carriers between our backbone and customers. Connectivity services for home use are mainly based on the dial up type of connections that customers need to connect to our POPs through the publicly-switched telephone network or variety of broadband access services, such as ADSL and optical lines. The term of these contracts is one year for dedicated access and generally one month for dial up access. All these services are billed and recognized monthly on a straight line basis.
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
Useful lives of property and equipment
     Property and equipment, net recorded on our balance sheet was ¥11,740 million at March 31, 2008, representing 21.1% of our total assets. The values of our property and equipment, including purchased software and property and equipment under capital leases, are recorded in our financial statements at acquisition cost, and are principally depreciated or amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Our depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2006, 2007 and 2008 were ¥4,209 million, ¥4,228 million and ¥4,775 million, respectively.
     We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives at March 31, 2008, were as follows:

Item	Useful Lives
Data communications, office and other equipment	2 to 15 years
Leasehold improvements	3 to 15 years
Purchased software	5 years
Capitalized leases	4 to 7 years
     If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2006, 2007 and 2008 were ¥119 million, ¥151 million and ¥72 million, respectively. The losses on disposal of property and equipment for the fiscal year ended March 31, 2006, 2007 and 2008 were mainly related to disposal of software such as for back-office systems or network equipment related to the closing of a network operation center.
     A one-year change in the useful life of these assets would have increased or decreased depreciation expense by approximately ¥1.7 billion and ¥1.0 billion, respectively.
     Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating cost and expenses.
Useful lives of intangible assets
     Our intangible assets with finite useful lives, consisting of customer relationships and licenses, are amortized using the straight-line method over the estimated useful lives, which range from 3 to 10 years for customer relationships and 5 years for licenses.
Impairment of long-lived assets
     Long-lived assets consist primarily of property and equipment, including capitalized leases, and non-amortized intangible assets. We perform an impairment review for our long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This analysis is separate from our analysis of the useful lives of our assets, but it is affected by some similar factors. Factors that we consider important which could trigger an impairment review include, but are not limited to, the impact of the following trends or conditions:
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
     When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We estimate the sum of expected undiscounted future cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the sum of the expected undiscounted future net cash flows is less than the carrying value of the assets, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or shorter than those projected by management, resulting in reduced cash flows, additional impairment charges for assets not previously written-off may be required. There was no impairment loss for long-lived assets for the fiscal years ended March 31, 2006, 2007 and 2008.
Allowance for doubtful accounts and uncollectible contractual prepayments
     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. At March 31, 2007 and 2008, we maintained allowances for doubtful accounts of ¥123 million and ¥114 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
Deferred tax assets
     To date, our deferred tax assets have been offset by a valuation allowance. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. As of March 31, 2008, IIJ had tax operating loss carryforwards of ¥13,880 million. The tax operating loss carryforwards are available to offset future taxable income and will expire as shown in Note 10 of our consolidated financial statements. The deferred tax benefit resulting from a release of valuation allowance against deferred income tax assets related to tax operating loss carryforwards for the fiscal year ended March 31, 2008 was ¥1,653 million for the fiscal year ended March 31, 2008. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize the deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance and deferred tax benefit would increase income in the period such determination was made.
Valuation of investments
     Our investment in securities is significant, and the valuation of such investments, requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As at March 31, 2008, we had investments in securities classified as other investments in the amount of ¥2,364 million. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:
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
     Our unrealized loss on investments in marketable equity security relates to several established Japanese companies, such as commercial banks, pharmaceutical companies and a railroad corporation. The fair value of each investment ranges from 3.8% to 32.6% less than its cost. The duration of the unrealized loss position was less than 11 months. Based on the Company’s ability and intention to hold the investment for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired as of March 31, 2008.

     Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expenses), were recognized to reflect the decline in value considered to be other than temporary, which were ¥103 million and ¥185 million, respectively, for the year ended March 31, 2008. Such losses in certain nonmarketable equity securities, included in other income (expenses), were ¥30 million and ¥1,363 million for the years ended March 31, 2006 and 2007, respectively.
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
     We used a discount rate of 1.8% for the pension plan as of March 31, 2008. The discount rate was determined by using the market yield of Japanese Government Bonds with a term matched against the average remaining service period of employees.
     We used an expected long-term rate of return on pension plan assets of 2.7% as of March 31, 2008. To determine the expected long-term rate of return on pension plan assets, we consider a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company. The actual loss on pension plan for the year ended March 31, 2008 was 4.3%.
     The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plan as of March 31, 2008.

Change in Assumption	Pre-Tax PBO	Pension Expense	Equity (Net of Tax)
	(millions of yen)

50 basis point increase/decrease in discount rate	(164)/184	(29)/37	17/	(22)
50 basis point increase/decrease in expected return on assets	—	(6)/6	—/	(3)
New Accounting Standards
     In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No.157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter beginning April 1, 2008. In February 2008, the FASB issued Staff Positions No. FAS 157-1, “Application of FASB Statement No.157 to FASB Statement No.13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and No. FAS 157-2, “Effective Date of FASB Statement No.157,” which partially delay the effective date of SFAS No.157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. The adoption of SFAS No.157 will not have a material effect upon the Company’s financial position or results of operations.
     In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No.115.” SFAS No.159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No.159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter beginning April 1, 2008. The adoption of SFAS No.159 will not have a material effect upon the Company’s financial position or results of operations.

     In December 2007, the FASB issued SFAS No.141R, “Business Combinations”. The Statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No.141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No.141R is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting the Statement.
     In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51”. The Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Statement is effective on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting the Statement.
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

	For the fiscal year ended March 31,
	2006	2007	2008
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥4,762	¥3,953	¥6,078

(1)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures”.
     Most of our capital expenditures relate to the expansion and improvement of our existing network, including the installation of the routers and servers necessary to offer services on our network. We believe that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2009 will be nearly the same amount or not exceeding widely from the amount from the fiscal year ended March 31, 2008.
     We have not made any material divestitures in the current or past three fiscal years. We recorded a loss on disposal of property and equipment of ¥119 million, ¥151 million and ¥72 million for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. The losses for the fiscal year ended March 31, 2006, 2007 and 2008 were mainly due to the disposal of software such as for back-office systems or network equipment related to the closing of a network operation center.
     Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including our domestic and international backbone as well as local access lines that customers use to connect to IIJ’s network. The leases for our domestic backbone are generally non-cancelable for a minimum one-year lease period. The leases for our international backbone connectivity for mainly three-year lease period are substantially non-cancelable. We also lease office premises and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2011 and also lease network operation centers under non-cancelable operating leases.
     Lease expenses related to backbone lines for the fiscal years ended March 31, 2006, 2007 and 2008, amounted to ¥3,516 million, ¥3,516 million and ¥3,470 million, respectively. Lease expenses for local access lines for the fiscal years ended March 31, 2006, 2007 and 2008, which are only attributable to dedicated access revenues, amounted to ¥4,558 million, ¥4,616 million and ¥4,998 million, respectively. Other lease expenses for the fiscal years ended March 31, 2006, 2007 and 2008, amounted to ¥3,654 million, ¥4,382 million and ¥6,236 million, respectively.
     We conduct our connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets at the execution of the capital lease agreements and accumulated depreciation amounted to ¥13,001 million and ¥6,102 million at March 31, 2007 and ¥15,566 million and ¥7,674 million at March 31, 2008.

     As of March 31, 2008, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payment due by period
		(millions of yen)
	Total contractual
	amount	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Connectivity lines operating leases	¥1,429	¥593	¥807	¥29	¥—
Other operating leases	3,287	1,832	1,450	5	—
Capital leases	8,613	3,700	4,270	638	5

Total minimum lease payments (1)	¥13,329	¥6,125	¥6,527	¥672	¥5

(1)	See Note 8 to our consolidated financial statements included in this annual report.
     Payments of principal and interest on outstanding borrowings. We require cash for payments of interest and principal on our outstanding borrowings.
     Short-term borrowings. As of March 31, 2008, our short-term borrowings consisted of bank overdrafts of ¥9.2 billion. The weighted average interest rate of our short-term borrowings was 1.365%. We increased our short-term borrowings by ¥3.1 billion (net), compared to the balance as of March 31, 2007, for our acquisition of shares of IIJ-Tech and Net Care from their minority shareholders and for our consolidated subsidiary’s working capital. We also had an unused balance of ¥5.9 billion in short-term borrowings as of March 31, 2008 under our bank overdraft agreements.
     Long-term borrowings. As of March 31, 2008, we had no outstanding long-term borrowings.
     Collateral for borrowings. Substantially all of our short-term and long-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the banks may require us to provide collateral or guarantees with respect to the borrowings. We did not provide banks with any collateral for outstanding loans as of March 31, 2007 and 2008. Our primary banking relationships are with Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation. The banks are also shareholders and customers of ours.
     Payable under securities loan agreement. From August 2004 to March 2007, we had been a party to a securities loan agreement with a Japanese financial institution. We loaned available-for-sale securities to the financial institution and received cash in return in the transaction. These transactions were accounted for as secured borrowings and the cash received was recorded as payable under the securities loan agreement and securities lent were recorded as other investments. The agreement required us to provide certain marketable securities as collateral at the commencement of the transaction. We were required to make a partial payment or receive additional borrowings depending on the market value of securities pledged. We paid the interest on the payables with a variable rate. The interest rate was 0.76 % as of March 27, 2007. On March 27, 2007, we paid off the loan and took back the available-for-sale securities loaned to the financial institution since the agreement expired on that date.
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
Capital Resources
     We seek to manage our capital resources and liquidity to provide adequate funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions, capital leases and issuances of equity securities. At March 31, 2008, we had cash and cash equivalents of ¥11.5 billion and available-for-sale securities of ¥0.8 billion. We expect that cash from operating activities, any proceeds from the sale of available-for-sale securities, our other sources of liquidity will be sufficient to meet our requirements through the year ending March 31, 2009.

     Short-term and long-term Borrowings. Short-term and long-term borrowings provide us with an important source for maintaining adequate level of working capital, acquisition of fixed assets and investments. We plan to continue to refinance our short-term borrowings or use the unused balance outstanding of ¥5.9 billion as of March 31, 2008 of bank overdraft for maintaining adequate level of working capital, acquisition of fix assets and investments. See — Payments of principal and interest on outstanding borrowings.
     Cash flows from operating activities. We generated ¥4.5 billion by operating activities for the year ended March 31, 2008. See — Cash Flows.
     Capital Leases. Capital leases also provide us with an important source of financing. See Note 8 to our consolidated financial statements included in this annual report on Form 20-F.
     Issuances of Equity Securities. On December 2, 2005, we listed on the Mothers market of the TSE. In connection with the listing, we issued 12,500 new shares of common stock for an amount of ¥6.0 billion.
Cash Flows
     We had cash and cash equivalents of ¥11.5 billion at March 31, 2008 compared to ¥13.6 billion at March 31, 2007.
     The following table presents information about our cash flows during the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal year ended March 31,
	2006	2007	2008
		(millions of yen)
Net cash provided by operating activities	¥6,559	¥7,402	¥4,538
Net cash provided by (used in) investing activities	1,805	(3,014)	(5,444)
Net cash provided by (used in) financing activities	39	(4,560)	(1,152)
Effect of exchange rate changes on cash and cash equivalents	38	(0)	(26)

Net increase (decrease) in cash and cash equivalents	8,441	(172)	(2,084)
Cash and cash equivalents at beginning of the year	5,286	13,727	13,555

Cash and cash equivalents at end of the year	¥13,727	¥13,555	¥11,471

Year Ended March 31, 2008 as Compared to the Year Ended March 31, 2007
     Net cash provided by operating activities for the fiscal year ended March 31, 2008 was ¥4.5 billion, a decrease of ¥2.9 billion from ¥7.4 billion for the previous fiscal year. Net cash provided by operating activities for the fiscal year ended March 31, 2008 mainly reflected an increase of ¥1.4 billion in net income from continuing operations adjusted for non-cash income and expenses, compared to the previous fiscal year, mainly due to an increase in operating income before depreciation and amortization derived from an increase in revenues from connectivity and value-added services and systems integration, despite the payment of income tax for the fiscal year ended March 31, 2008 was ¥1.1 billion, compared to ¥0.3 billion for the previous fiscal year. In addition, the changes in operating assets and liabilities for the fiscal year ended March 31, 2008 resulted in a negative impact of ¥4.3 billion compared to the previous fiscal year mainly due to a significant increase in account receivables on cash flows from operating activities.
     Net cash used in investing activities for the fiscal year ended March 31, 2008 was ¥5.4 billion, an increase of ¥2.4 billion from ¥3.0 billion for the previous fiscal year. Net cash used in investing activities for the fiscal year ended March 31, 2008 mainly reflected a decrease of ¥3.3 billion in proceeds from sales of available-for-sale securities due to a large decrease in the sales of available-for-sale securities, a payment of ¥0.8 billion for the acquisition of a newly controlled company, net of cash acquired, and an increase of ¥0.6 billion in a payment for the purchase of property and equipment along with our business growth compared to the previous fiscal year. Also, a decrease of ¥1.6 billion in payments for the purchase of short-term and other investments and a decrease of ¥1.1 billion in payments for purchase of subsidiary stock from minority shareholders resulted in a positive effect on cash flows from investing activities compared to the previous fiscal year.
     Net cash used in financing activities for the fiscal year ended March 31, 2008 was ¥1.2 billion, a decrease of ¥3.4 billion from ¥4.6 billion for the previous fiscal year. Net cash used in financing activities for the fiscal year ended March 31, 2008 mainly reflected an increase in net repayments of ¥1.3 billion in short-term borrowings with initial maturities over three months and long-term borrowings and an increase of ¥4.6 billion in net proceeds from short-term borrowings with initial maturities of less than three months mainly in order to finance our acquisition of shares of the two consolidated subsidiaries from their minority shareholders, and an absence of ¥1.0 billion in net amount of repayments of securities loan agreements due to the termination of contracts compared to the previous fiscal year. Also, dividends payments of ¥0.5 billion in comparison with no dividends payments in the previous fiscal year resulted in a negative effect on cash flows from financing activities compared to the previous fiscal year.
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
Contingencies
     We did not have any material contingent liabilities as of March 31, 2008.
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
Revenues
     We derive our revenues primarily from recurring monthly fees from our Internet connectivity and value-added services, as well as one-time project fees and monthly operating fees from systems integration services. We have been enhancing and will continue to enhance our revenues through the introduction of a greater variety of access options and bandwidth options for Internet connectivity services, by expanding our value-added services and systems integration under our total network solutions strategy, and by focusing our efforts on capturing market share in high-end corporate markets that are most attractive to us.

Connectivity and value-added services revenues
     Connectivity and value-added services revenues consist of our revenues from connectivity services for corporate use, our revenues from connectivity services for home use, our revenues from value-added services and other services. Our connectivity and value-added services revenues accounted for 46.8% of our revenues for the fiscal year ended March 31, 2008, 42.7% for the fiscal year ended March 31, 2007, and 46.6% of our revenues for the fiscal year ended March 31, 2006. Connectivity services are also important for the growth of our value-added services or systems integration business, as our connectivity services customers are more likely to use our value-added services or systems integration services as their network needs develop.
Connectivity services for corporate use
     Our revenues from connectivity services for corporate use accounted for 18.2% of our total revenues for the fiscal year ended March 31, 2008, 19.7% for the fiscal year ended March 31, 2007, and 22.4% for the fiscal year ended March 31, 2006. Revenues from connectivity services for corporate use depend on the size of our customer base, the average contracted bandwidth and unit price of our services. The market for connectivity services for corporate users is generally following two trends:
•	Increased contracted bandwidth. Total contracted bandwidth for connectivity services for corporate user increased to 392.4 Gbps for the fiscal year ended March 31, 2008 from 323.5 Gbps for the previous fiscal year. The number of IP Service contracts for the bandwidth over 100Mbps increased to 271 for the fiscal year ended March 31, 2008 from 224 for the fiscal year ended March 31, 2007. This increase is mainly due to an increase in customers’ demand for higher bandwidth for their Internet connectivity. The average monthly revenues per contract for IP Services were approximately ¥0.6 million at the end of March 2008, compared to the revenues per contract of ¥0.6 million at the end of March 2007. Though we do not expect revenue per contract to grow in the fiscal year ending March 31, 2009 due to continuing competition, we believe that customer demand for higher bandwidth will continue as the use of broadband by corporate customers expands, and we will try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services to differentiate them from those of our competitors.

•	Increased demand for broadband services. Demand for broadband services, IIJ FiberAccess/F, IIJ DSL/F and IIJ DSL/A are increasing rapidly as the services are used more often to connect corporate branches and remote offices. The services uses ADSL lines at maximum 47 Mbps speed or optical lines at maximum 10 Mbps, 100 Mbps or 1Gbps as access lines. The number of contracts for IIJ FiberAccess/F and IIJ DSL/F increased to 23,539 as of the end of the fiscal year ended March 31, 2008 from 16,418 as of the end of the previous fiscal year. We also expect that it will also contribute to the increase of value-added services and systems integration revenues as usage and implementation of these connectivity services will increase the demand for value-added services such as security services and network systems integration.
Connectivity services for home use
     Our revenues from connectivity services for home use accounted for 8.1% of our total revenues for the fiscal year ended March 31, 2008, 3.5% for the fiscal year ended March 31, 2007, and 4.3% for the fiscal year ended March 31, 2006. Revenues from connectivity services for home user depend on the size of our customer base and pricing. For the fiscal year ended March 31, 2008, we acquired new customers as a result of our acquisition of hi-ho in June 2007. Revenues from connectivity services for home use for the fiscal year ended March 31, 2008 increased by this acquisition. The size of our customer base depends primarily on the popularity of services under the hi-ho brand name, our OEM services, and the attractiveness of our service offerings which is measured primarily by the quality of service provided to subscribers and our ability to attract new customers by offering remote access solutions in combination with various access and security services.
     Although we also market some services under the IIJ brand name, due to our limited brand name recognition among consumers not familiar with the Internet and our limited marketing budget, a primary focus of our efforts to increase our revenues from individual consumers is our range of OEM services and services under the hi-ho brand name. For example of OEM services, Excite Japan Co., Ltd. markets and sells Internet connectivity services to individual customers under their own names but provides such services through our Internet network infrastructure.
Value-added services
     Our revenues from value-added services accounted for 14.3% of our total revenues for the fiscal year ended March 31, 2008, 13.0% for the fiscal year ended March 31, 2007, and 12.5% of our revenues for the fiscal year ended March 31, 2006. Our value-added services consist of network security services including e-mail related security services, data center facility services and operation and management services. For the fiscal year ended March 31, 2008, value-added services revenues increased to ¥9,546 million from ¥7,416 million for the fiscal year ended March 31, 2007 and from ¥6,250 million for the fiscal year ended March 31, 2006. The increase is primarily due to the increasing demand for these services from our corporate connectivity customers.

     The growth of these services is primarily due to the increase in demand for security services, data center services and network outsourcing services such as e-mail security services, e-mail or web server hosting services and VPN services for customers, internal networks. We expect that business customers will continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of value-added services to enhance productivity, reduce costs and improve service reliability. As a result, we expect our revenue from value-added services will continue to grow.
Other
     Other revenues, which include rental fees for network equipment, customer support service, and the sale of Wide-area Ethernet services accounted for 6.3% of our total revenues for the fiscal year ended March 31, 2008, 6.5% for the fiscal year ended March 31, 2007, and 7.4% for the fiscal year ended March 31, 2006.
Systems integration revenues, including related equipment sales revenues
     We are currently targeting systems integration to drive growth in revenues and operating income. Our systems integration revenues accounted for 50.9% of our total revenues for the fiscal year ended March 31, 2008, 53.5% for the fiscal year ended March 31, 2007, and 47.2% for the fiscal year ended March 31, 2006. Systems integration revenues, including related equipment sales revenues for the fiscal year ended March 31, 2008 increased by 11.4% from the previous fiscal year. The increase is primarily due to the steady increase in outsourced operation and maintenance revenues, which are monthly recurring revenues, and in one-time revenues due to the provision of a wider range of consulting, network and system design, project management, implementation of integration compared to the past, such as system utilizing broadband lines to connect customers’ shops or branches with lower cost and higher speeds, or consulting on network design and operation, and network security. The increase in revenues is primarily due to the increasing demand for these services from our connectivity customers.
     Due to the increase in monthly recurring revenues from outsourcing operations and maintenance, we expect revenues from systems integration will continue to steadily increase annually, though the one-time systems integration revenues have seasonal fluctuations in the fiscal year. The primary seasonal variations in systems integration revenues relate to budgetary cycles of Japanese companies which typically result in greater revenues from systems integration at the end of the fiscal year as companies attempt to complete large systems integration projects during those periods. Systems integration revenues can fluctuate significantly, in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.
Equipment sales revenues
     Our equipment sales revenues consist primarily of sales of networking and other related equipment, other than that provided in connection with our systems integration services. Our equipment sales revenues accounted for 2.3% of our total revenues for the fiscal year ended March 31, 2008, 3.8% for the fiscal year ended March 31, 2007, and 6.2% for the fiscal year ended March 31, 2006. Our equipment sales revenues can fluctuate significantly, in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.
Additional factors affecting revenues
     A number of other factors may affect demand for our services and in turn our revenues, including overall increases in business usage of Internet and network solutions and our range of service offerings.
•	Increase in business usage. Our revenues will be affected by the extent and speed with which businesses in Japan exploit the Internet and network solutions to their full potential, including, for example, electronic transactions between businesses and expanding the range of devices that access the Internet. Such services require high-quality and high-capacity connectivity services for both businesses and individuals. Such services also require provision of total network solutions including various Internet connectivity services, systems integration and other value-added services which we believe we are well positioned to provide. The degree of business usage will also depend upon a variety of factors including:
•	technological advances, reliability of security systems and users’ familiarity with and confidence in new technologies,

•	the rate at which Japanese companies in certain industries significantly increase their Internet usage, particularly the financial, manufacturing and retail segments, and

•	corporate budgets for expenditures for information technologies, including Internet-related items.

•	Range of service offerings. To increase our revenues from business users, we have increased the access and connectivity options to include fiber optic lines and ADSL lines. We have also completed our multi-site Internet data centers and expanded our service offerings to include systems management and monitoring. We believe these steps will allow us to sell a greater variety of services to our high-end corporate users and to capture a greater amount of the current growth and demand. However, we will still be strongly dependent on increasing acceptance of our services by large Japanese companies and by increases in their Information Technology budgets. We expect Internet usage to continue to grow rapidly in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to offer a broad range of services to meet our customers’ demands will significantly influence our future revenues.

•	Synergies between connectivity services, value-added services and systems integration. Most of our systems integration customers become Internet connectivity service customers as well, and we expect these relationships to continue. As part of our systems integration business, we offer solution services for corporate information network systems, consulting, project planning, system design and systems/operation outsourcing or Internet VPN solution services which combines the FLET’S Internet connectivity services with the SEIL, adopted by customers who have multiple locations, such as branches, offices and factories. The number of contracts concerning these services is steadily increasing and we seek to enlarge these network integration services with relatively high gross margin services. The ability to introduce a wide range of services, including solutions necessary to build corporate information network systems, like disaster recovery services and Internet VPN, Voice over IP (“VoIP”), SEIL and the network service operating system SMF, wireless LAN, is an important competitive factor.
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
     We have made continuous investments in the past few years in developing and expanding our network. However, due to a decrease in procurement prices for backbone circuits, our costs have slightly increased. For the fiscal year ended March 31, 2008, our leased line and other connectivity costs were equal to ¥10.9 billion or 42.0% of our connectivity and value-added services revenues. For the previous fiscal year, these costs were equal to ¥8.5 billion or 34.8% of our connectivity and value-added services revenues.
•	Backbone cost. Backbone cost for the fiscal year ended March 31, 2008 was ¥3.5 billion, almost the same as the fiscal year ended March 31, 2007. We do not expect that our backbone cost will increase significantly as compared with recent fiscal years.

•	Dedicated local access line costs. We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs for the fiscal year ended March 31, 2008 were ¥7.1 billion, increased by 53.8%, compared to the cost for the fiscal year ended March 31, 2007. This increase was mainly resulted from the additional cost of ¥2.1 billion related to hi-ho, which we acquired in June 2007. Other connectivity costs were ¥0.4 billion for the fiscal year ended March 31, 2008 compared to ¥0.3 billion for the previous fiscal year.
     Depreciation and amortization cost increased to ¥2.9 billion for the fiscal year ended March 31, 2008 from ¥2.6 billion for the fiscal year ended March 31, 2007. Capital expenditures for the fiscal year ended March 31, 2008 increased to ¥6.1 billion from ¥4.0 billion for the fiscal year ended March 31, 2007. We do not expect that the depreciation and amortization will change significantly compared with recent fiscal years.
Costs of systems integration revenues and equipment sales
     Our cost of systems integration revenues and equipment sales generally increases or decreases in tandem with systems integration revenues and equipment sales revenues. In addition, as we incur significant systems integration costs up front in connection with the provision of new types of systems integration service or commencement of a systems integration project, our margins tend to improve as the number of our customers grows and to the extent we provide ongoing systems integration services, especially operation and maintenance services, for existing customers. The main determinant of whether our costs will be high relative to our revenues is whether we are able to generate significantly higher margin systems integration work. To do so, we must generate systems integration work that relies more heavily on our engineering and technological expertise instead of systems integration work that primarily focuses on the delivery of networking equipment. By doing more planning, designing and engineering-related work rather than just equipment procurement, we believe that not only will we be able to increase our margins, but we will also be able to increase customer satisfaction and our subscriber retention and repeat business rates because we will be able to provide our customers with advanced and cost-effective total Internet solutions.
     Over the long term, we seek to improve gross margins through systems integration sales. The gross margin ratio for systems integration services was 24.9% for the fiscal year ended March 31, 2008 in comparison with 22.9% for the fiscal year ended March 31, 2007. We seek to retain our systems integration customers as our customers for higher-margin consulting, operation and maintenance, software development and upgrades included in systems integration.
Sales and marketing
     Our sales and marketing expenses consist primarily of costs related to personnel, sales and marketing, marketing and general advertising expenses and written-off accounts receivable. Our sales and marketing expenses will increase to the extent that we expand our operations and increase our sales and marketing activities. We expect the sales and marketing expenses will increase for the fiscal year ending March 31, 2009 in accordance with our business expansion.
General and administrative
     Our general and administrative expenses include primarily expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. Our general and administrative expenses will increase to the extent that we grow our business and add staff. We expect the general and administrative expenses will increase for the fiscal year ending March 31, 2009 in accordance with our business expansion.
Research and development
     Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. We expect the research and development expenses will increase for the fiscal year ending March 31, 2009 in accordance with our business expansion and establishment of IIJ-II.
Other income (expenses)
     Our other income and expenses include interest income and expenses and other primary items such as foreign exchange gains or losses, gains on sales of other investments and impairment losses on write-downs of investments in certain marketable and nonmarketable equity securities.
•	Interest expense. Most of our interest expense is from bank borrowing and capital leases. Interest income and interest expenses are also affected by the fluctuation of market interest rates and our total amount of outstanding borrowings. As we increase capital leases or borrowings in order to finance further development of our backbone and data centers and for other investments, interest expenses will also increase.

•	Gains on sales of other investments. Gains on sales of other investments are mostly raised from sales of available-for-sale securities. We do not expect that we will have large capital gains from sales of available-for-sale securities for the fiscal year ending March 31, 2009.

•	Losses on write-down of other investments. We hold other investments, including available-for-sale securities. The book values of other investments are affected by the fluctuation in the market price or the decrease in fair values of nonmarketable investments. If a decrease below cost in the market price or fair value of an investment is judged to be other than temporary, we will have impairment losses on other investments.
Income Tax Expense (Benefit)
     Our income tax expense (benefit) is affected by deferred tax benefits resulting from a release of valuation allowance against deferred tax assets related to tax operating carryforwards. We recorded ¥1.7 billion of deferred tax benefits for the fiscal year ended March 31, 2008. Along with the realization of deferred income tax assets as a result of recording taxable income, we expect to record more deferred tax expenses than deferred tax benefits in future. We expect that we will have much less deferred tax benefits for the fiscal year ending March 31, 2009 than for the previous fiscal year.

E. Off-Balance Sheet Arrangements.
     We do not have any off-balance sheet arrangements as is defined for purposes of Item 5.E. of Form 20-F.
F. Tabular Disclosure of Contractual Obligations.
The following table shows our contractual payment obligations under our agreements as of March 31, 2008:

	Payments due by period (in million of yen)
		less than			more than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Capital lease obligations	8,613	3,700	4,270	638	5
Operating lease obligations	4,717	2,425	2,258	34	—

Total (1) (2)	¥13,330	¥6,125	¥6,528	¥672	¥5

(1)	In addition to the above;
•	We plan to contribute ¥165 million to our pension plan for the fiscal year ending March 31, 2009.

•	In May 2006, in January 2007 and in January 2008, IIJ made agreements (three agreements in total) to invest in funds which invest mainly in unlisted stocks with an investment advisory company. IIJ committed to provide up to $5 million for each fund ($15 million in total) at its request in several future years. IIJ has provided a total of ¥400,000 thousand ($4,006 thousand) to them as of March 31, 2008. (Please refer to Note 15 to our consolidated financial statements).

•	On April 1, 2008, we made an agreement with NTT Communications to take over the lease of the facility for our data center services. We will pay ¥3,466 million in the aggregate for the lease in ten years from the date when NTT Communications commences to provide the lease and related operating services to us.

(2)	The table above does not include obligations for interest payments on debt.
Item 6.  Directors, Senior Management and Employees.
A. Directors and Senior Management.
     The following table provides information about our directors, executive officers and company auditors as of June 27, 2008:

Initial date of
appointment as
				director, executive	Number of IIJ
				officer or company	shares owned as of
Name	Position	Date of birth	Current term expires	auditor	June 27, 2008
Koichi Suzuki	President, Chief Executive Officer and Representative Director	Sep. 3, 1946	June 2009	Dec. 1992	12,791
Toshiya Asaba	Executive Vice President	June 12, 1962	June 2009	June 1999	*
Yoshiaki Hisamoto	Executive Vice President	Dec. 14, 1954	June 2010	June 2006	—
Hideshi Hojo	Senior Managing Director	Dec. 22, 1957	June 2009	June 2000	*
Takamichi Miyoshi	Director	May 5, 1963	June 2010	June 2002	*
Akihisa Watai	Director, Chief Financial Officer and Chief Accounting Officer	Sep. 30, 1965	June 2010	June 2004	*
Kazuhiro Tokita	Director	Apr. 25, 1969	June 2009	June 2005	*
Junichi Shimagami	Director	Apr. 17, 1967	June 2009	June 2007	*
Kiyoshi Ishida	Director	Nov. 22, 1960	June 2010	June 2008	—
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2010	June 2004	—
Takashi Hiroi	Director	Feb. 13, 1963	June 2010	June 2004	—
Junnosuke Furukawa	Director	Dec. 5, 1935	June 2009	June 2005	—
Senji Yamamoto	Director	Apr. 14, 1946	June 2010	June 2006	—
Shingo Oda	Director	Nov. 8, 1944	June 2010	June 2008	—
Junichi Tate	Company Auditor	Nov. 6, 1949	June 2012	June 2006	—
Masaki Okada	Company Auditor	Jan. 9, 1959	June 2012	June 2004	—
Masaaki Koizumi	Company Auditor	Oct. 4, 1964	June 2012	June 2004	—
Hirofumi Takahashi	Company Auditor	Sep. 1, 1939	June 2009	June 2005	*

*	Owns less than 1% of outstanding shares of IIJ’s common stock.

     Koichi Suzuki has been our president and representative director since April 1994, and has approximately 30 years of experience in the computer and communications industries. In addition, Mr. Suzuki is chairman of IIJ-Tech and hi-ho, and president of Net Care, Multifeed and GDX. He also serves as chairman of IIJ-A, and a director of i-Heart, TCC and IIJ-II. From December 1992 to April 1994, Mr. Suzuki was a director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.
     Toshiya Asaba has served as an executive vice president since April 2006, has been the Head of Engineer since April 2007 and was division director of the Network Service Department from April 2006 to March 2007. Mr. Asaba is also president and representative director of IIJ-II and a director of IIJ-A, Multifeed and NTT Resonant Inc. Mr. Asaba was a managing director of IIJ from June 2002 to June 2004. Mr. Asaba was an executive vice president and division director of the Solution Department from June 2004 to March 2006. From April 1995 to June 1999, Mr. Asaba was general manager of the Network Engineering Division. Mr. Asaba joined us in 1992. Mr. Asaba has approximately 20 years of Internet experience including three years of Internet-related research experience and seven years of Internet backbone engineering experience, including network design, routing and traffic management.
     Yoshiaki Hisamoto has served as an executive vice president and as division director of the Administrative Department since June 2006. Mr. Hisamoto joined Nippon Telegraph and Telephone Public Corporation in April 1978 and was a senior manager of the Global Business Department and Corporate Planning Department of NTT Communications. Mr. Hisamoto was general manager of the Accounts and Finance Department of NTT Communications.
     Hideshi Hojo has served as senior managing director of IIJ since June 2006 and as division director of the Sales Department since August 2003. Mr. Hojo is also a director of Net Care, i-revo, On-Demand Solutions and NCJ. From February 1998 to June 2000, Mr. Hojo acted as general manager of the Sales Division, from June 2000 to June 2002, as a director and from June 2002 to August 2003, as managing director and division director of the Sales & Marketing Department. Mr. Hojo joined us in 1996. Prior to joining us, Mr. Hojo had 16 years of experience in the field of sales working for the Itochu Group.
     Takamichi Miyoshi has served as a director of IIJ since June 2002 and as a director and general manager of the Strategy Planning Division since April 2004. Mr. Miyoshi is also a director of Multifeed. Mr. Miyoshi joined us in April 1993. From October 1994, Mr. Miyoshi acted as general manager of the Network Operations and Systems Administration Division.
     Akihisa Watai has served as a director, chief financial officer and chief accounting officer since June 2004. Mr. Watai is a director of NCJ and Trust Networks, and a company auditor of i-revo, TCC, On-Demand Solutions and IIJ-II. Mr. Watai joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1989 and was temporarily transferred to IIJ from August 1996. In February 2000, Mr. Watai joined IIJ permanently and has been general manager of the Finance Division since April 2004.
     Kazuhiro Tokita has served as a director since June 2005, was division director of the Solution Department from April 2006 to March 2008 and has been division director of the Service Business Department since April 2008. Mr. Tokita is also a director of IIJ-Tech and IIJ-FS. Mr. Tokita was a deputy division director of the Sales Department from April 2005 to March 2006. Mr. Tokita joined us in May 1995. Prior to joining us, Mr. Tokita was employed at Yasuda Kasai Systems Co., Ltd (Currently Sompo Japan Systems Solutions Inc.).
     Junichi Shimagami has served as a director since June 2007 and has been division director of the Network Service Department since April 2007. Mr. Shimagami is also a director of Multifeed and hi-ho. Mr. Shimagami served as division director of the Network Engineering Section from April 2004 to March 2007. Mr. Shimagami joined us in 1996. Prior to joining us, Mr. Shimagami worked at Nomura Research Institute, Ltd., which he joined in April 1990.
     Kiyoshi Ishida was appointed as a director of IIJ in June 2008 and has been division director of the SEIL Business Unit since April 2006. Mr. Ishida joined us in March 1996. Prior to joining us, Mr. Ishida worked at SEIKO Systems Inc. (Currently SEIKO Precision Inc.), which he joined in April 1985.
     Yasurou Tanahashi has served as an outside director of IIJ since June 2004. Mr. Tanahashi has been an advisor of NS Solutions Corporation, an affiliated company of Nippon Steel Corporation since June 2007. Mr. Tanahashi had been a president and representative director of NS Solutions Corporation since April 2000 and had been chairman of NS Solutions Corporation since April 2003.

     Takashi Hiroi has served as an outside director of IIJ since June 2004. Mr. Hiroi joined NTT in April 1986 and has been a senior manager of the Corporate Management Strategy Division of NTT since May 2005.
     Junnosuke Furukawa has served as an outside director of IIJ since June 2005. Furukawa had been an advisor of The Furukawa Electric Co., Ltd. Mr. Furukawa was a director, member of the board and senior advisor of The Furukawa Electric Co., Ltd. from June 2004 to May 2005. From June 1995, Mr. Furukawa was president and CEO of The Furukawa Electric Co., Ltd. and from June 2003, Mr. Furukawa was chairman and CEO of The Furukawa Electric Co., Ltd.
     Senji Yamamoto has served as a director of IIJ since June 2006. Mr. Yamamoto has been vice chairman and representative director of IIJ-Tech, and president and representative director of IIJ-FS since June 2006. From June 2000 to October 2005, Mr. Yamamoto was president and CEO of Sony Communication Network Corporation (Currently So-net Entertainment Corporation).
     Shingo Oda was appointed as an outside director of IIJ in June 2008. From May 2005 to November 2007, Mr. Oda was president and representative director of Hewlett-Packard Japan, Ltd. From February 2002, Mr. Oda was vice president and representative director of Hewlett-Packard Japan, Ltd.
     Junichi Tate has been an outside company auditor of IIJ since June 2006. Mr. Tate is a company auditor of IIJ-Tech, Net Care, NCJ, hi-ho and Trust Networks. Mr. Tate was a staff general manager of Corporate Planning Department No.2 of Dai-Ichi Life Insurance Company.
     Masaki Okada has been an outside company auditor of IIJ since June 2004. Mr. Okada is admitted to the Dai-ni Tokyo Bar Association and joined Ishii Law Office in April 1988. Mr. Okada has been a partner in Ishii Law Office since April 1997.
     Masaaki Koizumi has been an outside company auditor of IIJ since June 2004. Mr. Koizumi is a Japanese Certified Public Accountant and joined Eiwa & Co. (Currently Azsa & Co.) in October 1987. Mr. Koizumi retired from Azsa & Co. in September 2003 and established Koizumi CPA Office in October 2003.
     Hirofumi Takahashi has been a company auditor of IIJ since June 2005. Mr. Takahashi joined us in August 2002 as an Advisor. Prior to joining us, Mr. Takahashi was chairman and representative director of Shinko Investment Trust Management. He has approximately 40 years of experience in the financial industry.
B. Compensation.
     For the fiscal year ended March 31, 2008, the aggregate compensation we paid or accrued for all of our executive officers, directors and company auditors was approximately ¥560 million. We established a retirement plan for full-time directors in March 2007. We recorded a liability for retirement benefits for standing directors and company auditors of ¥241 million, which would be required if they retire as of March 31, 2008. The liability for retirement benefits of ¥47 million recognized for the fiscal year ended March 31, 2008 is included in the aggregate amount of compensation shown above. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.
C. Board Practices.
     Directors are elected at a general meeting of shareholders, and the normal term of office of a director is two years, although they may serve any number of consecutive terms. We do not have audit or remuneration committees, a standard practice in Japan. We do not have any service contracts with any of our directors providing for benefits upon termination of employment.
     In accordance with the requirements of the Corporation Law of Japan, our Articles of Incorporation provide for not less than three company auditors. Company auditors, of whom at least half must be from outside of the company, are elected at a general meeting of shareholders, and the normal term of office of a company auditor is four years, although they may serve any number of consecutive terms. Company auditors are under a statutory duty to oversee the administration of our affairs by the directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders, and to oversee accounting firms which audit our financial statements. They are required to attend meetings of the Board of Directors and to express their opinions if necessary, but they are not entitled to vote. Company auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the Board of Company Auditors, which must submit its audit report to the Board of Directors and/or the general meetings of shareholders. The Board of Company Auditors will also determine matters relating to the duties of the company auditors, such as audit policy and methods of investigation of our affairs.

     Nasdaq Marketplace Rule 4350(a)(1) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 4350, provided that such foreign private issuer discloses in its annual reports filed with the Securities and Exchange Commission or on its website each requirement of Rule 4350 that it does not follow and describes the home country practice followed by the issuer in lieu of such requirements.
     Nasdaq Marketplace Rule 4350(c) requires that (i) a majority of the Board of Directors be independent directors as defined in Rule 4200, (ii) independent directors have regularly scheduled meetings at which only they are present, (iii) compensation of the chief executive officer and other executive officers be determined, or recommended to the Board of Directors for determination, either by a majority of the independent directors or by a compensation committee comprised solely of independent directors, and (iv) director nominees be selected, or recommended for selection by the Board of Directors, either by a majority of the independent directors or by a nominations committee comprised solely of independent directors, in accordance with the nominations process set forth in a formal written charter or board resolution. For large Japanese companies under the Company Law of Japan (“Large Japanese Companies”), including us, which employ a corporate governance system based on a Board of Company Auditors, Japan’s Company Law has no independence requirement with respect to directors. As discussed above, the task of overseeing management and accounting firms is assigned to the company auditors, who are separate and independent from the company’s management. Large Japanese Companies, including us, are required to have at least 50% “outside” company auditor who must meet additional independence requirements under the Company Law. An outside company auditor is defined in the Company Law as a company auditor who had not served as a director, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment. Currently, we have three outside company auditors.
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
     Nasdaq Marketplace Rule 4350(h) provides that each issuer conduct appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the issuer’s audit committee or another independent body of the Board of Directors. Following the requirements of the Company Law of Japan, we require a director to obtain the approval of the Board of Directors in order for such director to accept a transfer of a product or any other asset of IIJ, to transfer a product or any other asset of such director to IIJ, to receive a loan from IIJ, or to effect any other transaction with IIJ, for himself or a third party.
     Nasdaq Marketplace Rule 4350(i) provides that shareholder approval be obtained prior to the issuance of designated securities under subparagraph (A), (B), (C) or (D) of Rule 4350(i). Where a Japanese joint stock company (Kabushiki-Gaisha) issues common shares or other shares, stock acquisition rights or bonds with stock acquisition rights under the Company Law of Japan, it is necessary for the Board of Directors to determine the conditions of issuance; provided, however, that this shall not apply if the Articles of Incorporation provide that such conditions shall be determined by the shareholders’ meeting. Currently, IIJ’s Articles of Incorporation do not provide for any such exception. Additionally, if the company issues such securities to persons other than shareholders (in case of common shares or other shares) at a specially favorable issue price or (in case of stock acquisition rights or bonds with stock acquisition rights) on specially favorable conditions, even when there are provisions related thereto in the Articles of Incorporation, some matters related to such issuance shall be resolved by special resolution of the shareholders’ meeting.
     The rights of ADR holders, including their rights relating to corporate governance practices, are provided in the deposit agreement which is an exhibit to this annual report.
     LIMITATION OF LIABILITIES OF SOME OUTSIDE DIRECTORS AND SOME OUTSIDE COMPANY AUDITORS
     We have entered into an agreement with four of our outside directors, Mr. Junnosuke Furukawa, Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda, and two of our outside company auditors, Mr. Masaki Okada and Mr. Masaaki Koizumi that limits their liabilities to us for damages suffered by us due to their acts taken in good faith and without gross negligence, amounting to ¥10 million or the aggregate of the amounts set forth in Article 427 paragraph 1 of the Corporation Law of Japan, whichever is higher.
D. Employees.
     As of March 31, 2008, we had 1,373 employees, including employees of our consolidated subsidiaries, and we had 1,155 employees as of March 31, 2007 and 987 employees as of March 31, 2006. The following table shows the breakdown of the employees by main category of activity.

	For the fiscal year ended March 31,
	2006	2007	2008
	(number of employees)
Engineering	674	792	941
Sales	207	204	245
Administration	106	159	187
     Except for 29 employees in the United States employed by our subsidiary, IIJ-A, all of our employees work in Japan.
     We have never experienced any labor disputes and consider our labor relations to be good. To our knowledge, none of our employees is a member of any union.
E. Share Ownership.
     The information on share ownership required by this item is in Item 6.A. above.
Stock Option Plan
•	June 2001 Stock Option Plan. In June 2001, we implemented a stock option plan under which 395 options to acquire a total of 1,975 shares or 790,000 ADS equivalents, or approximately 1.8% of total outstanding shares on that date, were granted to 44 directors and employees on August 2, 2001. The option exercise price for the shares was determined by setting the price 5% above the 30-days average of the closing market prices beginning 45 days prior to the date of the grant which was ¥403,661 per share and has been adjusted to ¥334,448 as a result of issuances of common shares. The options are exercisable at various times from two years to ten years from the date of grant.

•	April 2000 Stock Option Plan. In April 2000, we implemented a stock option plan under which our directors and employees were granted 295 options to acquire a total of 1,475 shares or 590,000 ADS equivalents, or approximately 1.2% of total outstanding shares on that date. The options were granted to 34 directors and employees on May 31, 2000. The option exercise price was determined by setting the price at 5% above the 30-day moving average of closing market prices beginning 45 days prior to the date of grant, which was ¥2,611,112 per share and has been subsequently adjusted to ¥2,163,418 as a result of issuances of common shares. The options are exercisable at various times from two years to ten years from the date of grant.

•	March 2001 Warrant Issuance. On March 31, 2001, certain directors of IIJ were provided with 375 warrants exercisable for shares of common stock of IIJ-Tech. Each warrant is exercisable for one share of common stock up to seven or eight years from the date of grant at an exercise price of ¥300,000 and was purchased for 1% of the exercise price. In March 2006, 25 of those 375 warrants expired. In March, 2007, 250 of those 375 warrants were exercised at the exercise price of ¥250,326. The exercise price was revised from ¥300,000 to ¥250,326, due to the effects of issuances of new shares during the year ended March 31, 2006. The remaining 100 warrants expired on March 29, 2007.

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
Employee Stock Purchase Plan
     We have an employee stockholding association that holds 1,675 shares of common stock, or 0.8% of our outstanding shares, as of March 31, 2008. The association provides designated employees with the opportunity to purchase shares at market value. Shares are basically held in the name of the employee stock purchase program until employees leave the association, due to resignation or retirement. The representative of the employee shareholders’ association exercises voting rights in accordance with the instructions of each employee shareholder.
Director Stock Purchase Plan
     The Director Stock Purchase Plan was implemented in November 2007. The plan provides designated full-time directors of IIJ and a part of its wholly-owned subsidiaries, IIJ-Tech, Net Care, IIJ-FS, NCJ and hi-ho, with the opportunity to purchase IIJ common shares at market value, every month, with a fixed amount of their own money through a designated security broker.
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders.
     The following table shows information regarding beneficial ownership of our common stock as of March 31, 2008 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and SEC.

	Shares of common stock outstanding,
	beneficially owned as of March 31, 2008
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates (1)	60,675	29.4%
Koichi Suzuki	12,787	6.2
Itochu Corporation	10,430	5.1
Directors and executive officers as a group (2)	13,758	6.7

(1)	Includes NTT, which owns 50,475 shares, or 24.4%, and NTT Communications, which owns 10,200 shares, or 4.9%.

(2)	Includes Koichi Suzuki’s holding which is also separately set forth above. No other director or executive officer is a beneficial owner of more than 5%.
     Our major shareholders have the same voting rights as other holders of our common stock.
     According to our register of shareholders, as of March 31, 2008, there were 4,423 holders of common stock of record worldwide. As of March 31, 2008, The Bank of New York, depositary for our ADSs, held 10.5% of the outstanding common stock on that date. According to The Bank of New York, as of March 31, 2008, there were 17 ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 206,478 shares of common stock outstanding as of March 31, 2008, 21,585 shares were held in the form of 8,634,000 ADSs.

B. Related Party Transactions.
     NTT-affiliated Companies. From April 1, 2007 through March 31, 2008, we have paid ¥6,407 million for international and domestic backbone and local access line costs to NTT-affiliated companies such as NTT Communications, NTT East and NTT and NTT West. In addition, we paid ¥2,807 million for co-location costs and telecommunication expenses to NTT Communications, NTT East and NTT West and paid ¥224 million for other costs, mainly outsourcing costs to NTT Communications, NTT East and NTT West. We received payments of ¥1,187 million for OEM services, Internet connectivity services and operation fees for data centers from NTT Communications, NTT East and NTT West. On an ongoing basis in the ordinary course of business, we pay NTT-affiliated companies for international and domestic backbone and local access line costs and for co-location costs and telecommunications expenses and receive payments from NTT-affiliated companies for OEM services, Internet connectivity services and operating fees for data centers. We do not have any outstanding loans between NTT and its affiliated companies and us.
     Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the fiscal year ended March 31, 2008 are presented as follows:

millions of yen
Accounts receivable	¥60
Accounts payable	20
Revenues	582
Costs and expenses	208
     As of March 31, 2008, we had loans to an equity method investee of which the carrying amount, net of valuation allowance was ¥35 million.
     Except as described above, since March 31, 2005, there has been no transaction with or loan between us or any of our subsidiaries and:
•	any enterprise that directly or indirectly controls, is controlled by, or is in common control with us or any of our subsidiaries,

•	any director, officer, company auditor or family member of any of the preceding or any enterprise over which such person directly or indirectly is able to exercise significant influence,

•	any individual shareholder directly or indirectly having significant influence over us or any of our subsidiaries or a family member of such individual or any enterprise over which such person directly or indirectly is able to exercise significant influence, or their respective family members or enterprises over which they exercise significant influence, or

•	any unconsolidated enterprise in which we have a significant influence or which has a significant influence over us.
C. Interests of Experts and Counsel.
     Not applicable.
Item 8. Financial Information.
A. Consolidated Statements and Other Financial Information.
Financial Statements
     The consolidated financial statements required by this item begin on page F-1.
Legal or Arbitration Proceedings
     The information on legal or arbitration proceedings required by this item is in Item 4.B.

Dividend Policy
     Our basic dividend policy is that we pay dividends to our shareholders continuously and in a stable manner while considering the need to have retained earnings for the enhancement of financial position, medium and long-term business expansion and new business development. Under Japanese law, a company is required to have retained earnings, without accumulated deficit, in order to be able to conduct certain types of capital-related transactions such as payments of dividends in general. The ordinary general meeting of shareholders held on June 28, 2006 approved the elimination of accumulated deficit through the reduction of additional-paid in capital and common stock in our non-consolidated financial statements under generally accepted accounting principles in Japan. On November 12, 2007, IIJ’s board of directors resolved to pay an interim cash dividend to shareholders of record at September 30, 2007 of ¥750 per share of common stock. On June 27, 2008, the ordinary general meeting of shareholders approved the payment of year-end cash dividend to shareholders of record at March 31, 2008 of ¥1,000 per share of common stock.
B. Significant Changes.
     Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2008, the date of our last audited financial statements.
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
     The following table shows, for the periods indicated, the high and low price of our ADSs and shares of common stock on the TSE for the periods indicated:

	Nasdaq(1)		TSE(1)(2)
	(per ADS)		(per share of common stock)
Fiscal year ended/ending March 31,	High	Low	High	Low
2004	$14.10	$1.41
2005	6.24	2.11
2006	14.88	3.04	¥584,000	¥409,000
2007	10.65	6.41	517,000	296,000
First Quarter	10.65	6.41	517,000	296,000
Second Quarter	8.85	6.83	425,000	315,000
Third Quarter	9.63	7.33	431,000	358,000
Fourth Quarter	10.38	8.33	516,000	402,000
2008	11.00	6.21	490,000	270,000
First Quarter	9.98	7.45	473,000	351,000
Second Quarter	8.94	6.21	432,000	284,000
Third Quarter	11.00	8.11	490,000	378,000
Fourth Quarter	10.59	6.98	447,000	270,000
2009
Month
January 2008	10.59	7.21	447,000	308,000
February 2008	9.41	8.14	429,000	353,000
March 2008	8.74	6.98	359,000	270,000
April 2008	8.88	8.01	370,000	315,000
May 2008	9.09	7.80	384,000	315,000
June 2008 (3)	9.72	8.33	428,000	352,000

(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

(2)	Our shares of common stock had been quoted on the Mothers market of the TSE since December 2, 2005 and were transferred to the First Section of the TSE on December 14, 2006.

(3)	The high and low prices of our ADSs and shares of common stock were the prices quoted during the period, from June 1, 2008 to June 25, 2008.

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
B. Memorandum and Articles of Association.
Organization
     IIJ is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Corporation Law. It is registered in the Commercial Register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau and several other registry offices of the Ministry of Justice.
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
•	the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, with this right lapsing three full years after the due date for payment according to a provision in our Articles of Incorporation,

•	the right to receive interim dividends as provided for in our Articles of Incorporation, with this right lapsing three full years after the due date for payment according to a provision in our Articles of Incorporation,

•	the right to vote at a shareholders’ meeting (cumulative voting is not allowed under our Articles of Incorporation),

•	the right to receive surplus in the event of liquidation, and

•	the right to require us to purchase shares subject to certain requirements under the Corporation Law of Japan when a shareholder opposes certain resolutions including (i) the transfer of all or material part of the business, (ii) an amendment of the Articles or Incorporation to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) company split or (v) merger, all of which must in principle, be approved by a Special Resolution of Shareholders’ meeting.
     Under the Corporation Law of Japan, a company is permitted to make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount provided for under the Corporation Law of Japan and the Ordinance of the Ministry of Justice as of the effective date of such distribution of surplus.
     The amount of surplus at any given time shall be the amount of a company’s assets and the book value of company’s treasury stock after subtracting and adding the amounts of the items provided for under the Corporation Law of Japan and the applicable Ordinance of the Ministry of Justice.
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
•	a reduction of the stated capital, (expect when a company reduces the stated capital within certain amount provided for under the Corporation Law of Japan concurrently with a share issue),

•	amendment of our Articles of Incorporation (except amendments that the Board of Directors are authorized to make under the Corporation Law of Japan),

•	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval,

•	a dissolution, merger or consolidation requiring shareholders’ approval,

•	a company split requiring shareholders’ approval,

•	a transfer of the whole or an important part of our business,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval, and

•	issuance of new shares at a specially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with specially favorable conditions to persons other than shareholders.
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
     Shareholders who have held 3% or more of the total number of voting rights of all shareholders (or our total outstanding shares) for six months or more have certain rights to under the Corporation law of Japan which includes the rights to:
•	demand the convening of a general meeting of shareholders,

•	apply to a competent court for removal of a director or company auditor,

•	apply to a competent court for removal of a liquidator, and

•	apply to a competent court for an order to inspect our business and assets in a special liquidation proceeding.
     Shareholders holding 3% or more of the total number of voting rights of all shareholders (or our total outstanding shares) have certain rights under the Corporation Law of Japan which include the rights to:
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
     Shareholders who have held any number of shares for six months or more have the right to demand that we take certain actions under the Corporation Law of Japan which include the rights to demand:
•	the institution of an action to enforce the liability of one of our directors or company auditors,

•	the institution of an action to recover from a recipient the benefit of a proprietary nature given in relation to the exercise of the right of a shareholder, and

•	a director on our behalf for the cessation of an illegal or ultra vires action.

     There is no provision under the Corporation Law of Japan or our Articles of Incorporation which forces shareholders to make additional contributions when requested by us.
     Under the Corporation Law of Japan, in order to change the rights of shareholders which are stipulated and defined in our Articles of Incorporation, we must amend our Articles of Incorporation. Amendment must, in principle, be approved by a Special Resolution of shareholders.
     Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on the determination to convene it by our Board of Directors. A shareholder having held 3% or more of our total outstanding shares for six months or more is entitled to demand the directors to convene a shareholders’ meeting under the Corporation Law of Japan. Under our Articles of Incorporation, shareholders of record as of March 31 of each year have the right to attend the annual general meeting of our shareholders. We may, by prescribing a Record Date, determine the shareholders who are stated or recorded in the shareholder registry on the Record Date as the shareholders entitled to extraordinary general meetings of our shareholders, and in this case, we are required to make a public notice of Record Date at least two weeks prior to the Record Date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.
Acquisition of Own Share
     Under applicable laws of Japan, we may acquire our own shares:
(i)	through market transactions on a stock exchange on which our shares are listed or by way of tender offer (in either case pursuant to a resolution of the Board of Directors as currently authorized by our Articles of Incorporation);

(ii)	from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders); or

(iii)	from any of our subsidiaries (pursuant to a resolution of the Board of Directors).
     In case acquisition is made by way of (ii) above, any other shareholder may request within a certain period of time provided under the applicable Ordinance of the Ministry of Justice before a general meeting of shareholders that we also purchase our shares held by the requesting shareholder, unless the purchase price or any other consideration to be delivered in exchange for the acquisition of one of our shares does not exceed the market price of one of our shares calculated by the method prescribed in the applicable Ordinance of the Ministry of Justice.
     Any acquisition by us of our own shares must satisfy certain other requirements, including that the total amount of the acquisition price may not exceed the Distributable Amount, as described above.
     We may hold the shares which we acquired by way of (i) through (iii) above, and may cancel such shares by a resolution of the Board of Directors. We may also dispose of such shares subject to a resolution of the Board of Directors and subject also to other requirements applicable to the issuance of shares under the Corporation Law of Japan.
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
          There is no provision in our Articles of Incorporation or other subordinated rules regarding the ownership threshold, above which shareholder ownership must be disclosed. Pursuant to the Financial Instruments and Exchange Law of Japan and its related regulations, a shareholder who has become, beneficially and solely or jointly, a holder more than 5% of the total issued shares in a company that is listed on any stock exchange in Japan is required to file a report with the Finance Bureau of the Ministry of Finance, and, with certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed report.
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
     Limitation of Liability Agreements, dated June 26, 2007 and June 27, 2008, between Internet Initiative Japan Inc. and outside directors and outside company auditors. We entered into a Limitation of Liability Agreement with Mr. Junnosuke Furukawa as our outside director on June 26, 2007, and with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside directors and Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors on June 27, 2008, respectively, under which we limit the liability of outside directors and outside company auditors in accordance to the rules defined in Article 427 of the Corporation Law of Japan.
D. Exchange Controls.
     The Foreign Exchange and Foreign Trade Act of Japan, as amended and the cabinet orders and ministerial ordinances thereunder (the “Foreign Exchange Regulations”), regulate certain transactions involving a “Non-resident of Japan” or a “Foreign Investor,” including the issuance of securities by a resident of Japan outside of Japan, transfer of securities between a resident of Japan and a Non-resident of Japan, “inward direct investment” by a Foreign Investor, and a payment from Japan to a foreign country or by a resident of Japan to a Non-resident of Japan.
•	“Non-residents of Japan” is defined as individuals who are not resident in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations which are located outside of Japan are regarded as Non-residents of Japan, but branches and other offices of non-resident corporations which are located within Japan are regarded as residents of Japan.
     “Foreign Investors” is defined as:
•	individuals who are Non-residents of Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•	corporations (i) of which 50% or more of their voting rights are held by individuals who are Non-residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan or (ii) a majority of whose officers, or officers having the power of representation, are individuals who are Non-residents of Japan.
     Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by Non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.
     Under the Foreign Exchange Regulations, in general, a Non-resident of Japan who acquires shares from a resident of Japan is not subject to any prior filing requirement, although the Foreign Exchange Law empowers the Minister of Finance of Japan to require prior approval for any such acquisition in certain limited circumstances. While such prior approval is not required in general, in the case where a resident of Japan transfers shares of a Japanese company for consideration exceeding ¥100 million to a non-resident of Japan, the resident of Japan that transfers the shares is required to report the transfer to the Minister of Finance of Japan within 20 days from the date of the transfer, unless the transfer is made through a bank, securities company or financial futures trader licensed under Japanese law.
     If a Foreign Investor acquires our shares and, together with parties who have a special relationship with that foreign investor, holds 10% or more of our issued shares as a result of such acquisition, the Foreign Investor must, with certain limited exceptions, file a report of such acquisition with the Minister of Finance and any other competent Minister within 15 days from and including the date of such acquisition. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may modify or prohibit the proposed acquisition.

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
     In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident holders is 7% for dividends to be paid on or before March 31, 2009, and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of a company.
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

Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.
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
     The discussion under the headings “Taxation of Dividends” and “Taxation of Capital Gains” assumes that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion under the heading “PFIC Rules” below.

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
F. Dividends and Paying Agents.
     Not required.
G. Statement by Experts.
     Not applicable.
H. Documents on Display.
     We file periodic reports and other information with the SEC. The SEC maintains a web site at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the SEC. You may read and copy any document we file with the the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. In addition, you may also inspect reports filed with the SEC and other information at our Tokyo headquarters, located at Jinbocho Mitsui

Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan. Some of this information may also be found on our website at http://www.iij.ad.jp/. This information is not incorporated by reference into this annual report on Form 20-F.
I. Subsidiary Information.
     Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.
     We are exposed to market risks from changes in interest rates, equity prices and foreign currency exchange rates.
Interest Rate Risk
     As of March 31, 2008, our interest rate risk on short-term borrowings (Outstanding of ¥9,150 million) was not material since the weighted average interest rate as of March 31, 2008 is reasonably low (1.365%) and we do not expect interest rates to rise sharply in the near future. As of March 31, 2007, our interest rate risk on short-term borrowings (Outstanding of ¥6,050 million) was also immaterial.
     We had no outstanding long-term borrowings and interest rate swap contracts as of March 31, 2008.
     To the extent we have outstanding long-term borrowings, our basic policy on managing interest rate risk is to hedge our exposure to variability in future cash flows of floating rate interest payments on long-term bank borrowings. In order to reduce cash flow risk exposures on floating rate borrowings, we utilize interest rate swaps to convert floating rate borrowings into fixed rate borrowings. We do not hold derivative instruments for speculative purposes. Also, we do not hold or issue financial instruments for trading purposes. To the extent we have outstanding interest rate swaps, the changes in the fair value of interest rate swaps designated as hedging instruments are reported in accumulated other comprehensive income. The fair value of interest rate swaps was ¥45 thousand as of March 31, 2007.
Equity Price Risk
     The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2007 and 2008, the fair value of such investments was ¥1,298 million and ¥844 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥130 million and ¥84 million as of March 31, 2007 and 2008, respectively. See Note 3 to our consolidated financial statements, included in this annual report on Form 20-F.
Foreign Currency Exchange Rate Risk
     The assets held by us which are exposed to foreign currency exchange risk are U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $3,172 thousand (¥373 million) and $3,486 thousand (¥348 million) at March 31, 2007 and 2008, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would have been approximately ¥37 million and ¥35 million at March 31, 2007 and 2008, respectively.

Item 12.	Description of Securities Other than Equity Securities.
     Not applicable.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.
     None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.
     None.

Item 15.	Controls and Procedures.
(a) Disclosure Controls and Procedures
     As of the end of the fiscal year ended March 31, 2008, our management, with the participation of Koichi Suzuki, our president, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.
     Under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, disclosure controls and procedures means our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
     Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2008.
(b) Management’s Annual Report on Internal Control Over Financial Reporting
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
     Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2008.
     The effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report, presented hereafter.

(c) Attestation Report of the Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
     Internet Initiative Japan Inc.:
     We have audited the internal control over financial reporting of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2008 of the Company and our report dated June 27, 2008 expressed an unqualified opinion on those financial statements.
/s/ DELOITTE TOUCHE TOHMATSU
Tokyo, Japan
June 27, 2008

(d) Changes in Internal Control Over Financial Reporting
     With the participation of our chief executive officer and chief financial officer, our management also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2008. Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
     At our Board of Directors Meeting on April 28, 2004, we adopted a Code of Ethics, the Internet Initiative Japan Code of Conduct, applicable to all employees and officers, including our chief executive officer, chief financial officer and chief accounting officer. The Code of Conduct, as amended, is attached as Exhibit 11.1 to this annual report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services.
Independent Auditor Fees and Services
     The Board of Directors engaged Deloitte Touche Tohmatsu to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2007 and 2008. The following table sets forth the aggregate fees billed for services rendered by Deloitte Touche Tohmatsu for each of the last two fiscal years.

	Fiscal year ended March 31,
	2007	2008
	(millions of yen)
Audit fees (1)	85	105
Audit-related fees	-	-
Tax fees (2)	15	26
All other fees	-	-

Total fees	100	131

(1)	These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu for the audit of our annual financial statements, the audit of our internal control over financial reporting and services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu for tax compliance, tax advice and tax planning.
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
     All of the services provided by our independent registered public accounting firm from May 6, 2003, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2008 were pre-approved by the Board of Company Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     We did not purchase any of our shares for the fiscal year ended March 31, 2008.
PART III

Item 17.	Financial Statements.
     Not applicable.

Item 18.	Financial Statements.
     See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries beginning on page F-1.

Item 19. Exhibits.

1.1	Articles of Incorporation, as amended (English translation)

1.2	Share Handling Regulations, as amended (English translation)*

1.3	Regulations of the Board of Directors, as amended (English translation)

1.4	Regulations of the Board of Company Auditors, as amended (English translation)**

2.1	Specimen Common Stock Certificate***

2.2	Bylaws of the IIJ Group Employee Shareholders’ Association (English translation)

2.3
Form of Deposit Agreement among IIJ, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt****

2.4	Bylaws of the IIJ Group Director Stock Purchase Plan (English translation)

4.1	Basic Agreement to Delegate Services, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Technology Inc. (English translation)***

4.2	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (English translation)***

4.3	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (English translation)***

4.4	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation)*

4.5	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.*****

4.6	Agreement on Limited Liability, dated June 26, 2007 and June 27, 2008, between Internet Initiative Japan Inc. and outside directors and outside company auditors******

8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)

11.1	Internet Initiative Japan Code of Conduct

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(*)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 11, 2006.

(**)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on August 3, 2005.

(***)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

(****)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.

(*****)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.

(******)	We entered into an Agreement on Limited Liability, dated June 26, 2007, with Mr. Junnosuke Furukawa as our outside director. We and each of Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside directors and each of Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors entered into an Agreement on Limited Liability, dated June 27, 2008.
We are not a party to any instruments with respect to long-term debt.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Internet Initiative Japan Inc.
By:	/s/ Koichi Suzuki
	Name:	Koichi Suzuki
	Title:	President, Chief Executive Officer and Representative Director

Date: June 30, 2008

Internet Initiative Japan Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Internet Initiative Japan Inc.:
We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2007 and 2008 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2008 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Internet Initiative Japan Inc. and subsidiaries as of March 31, 2007 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ DELOITTE TOUCHE TOHMATSU
Tokyo, Japan
June 27, 2008

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2007 and 2008

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)
	2007	2008	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Note 16)	¥13,554,544	¥11,470,980	$114,882
Short-term investment	12,093	12,181	122
Accounts receivable, net of allowance for doubtful accounts of ¥32,489 thousand and ¥24,677 thousand ($247 thousand) at March 31, 2007 and 2008, respectively (Notes 4, 5 and 18)	9,675,725	12,255,163	122,736
Inventories (Note 2)	1,111,086	1,184,160	11,859
Prepaid expenses	1,053,270	2,005,274	20,083
Other current assets, net of allowance for doubtful accounts of ¥4,570 thousand and ¥7,470 thousand ($75 thousand) at March 31, 2007 and 2008, respectively (Notes 4, 8 and 10)	930,571	1,557,869	15,602

Total current assets	26,337,289	28,485,627	285,284

INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES, net of loan loss valuation allowance of ¥16,701 thousand ($167 thousand) at March 31, 2007 and 2008 (Notes 4 and 5)	858,490	991,237	9,927

OTHER INVESTMENTS (Notes 3, 15 and 16)	2,841,741	2,363,770	23,673

PROPERTY AND EQUIPMENT—Net (Notes 6 and 8)	9,832,396	11,740,210	117,579

GOODWILL (Note 7)	1,386,252	2,507,258	25,110

OTHER INTANGIBLE ASSETS—Net (Note 7)	1,490,642	3,400,117	34,053

GUARANTEE DEPOSITS (Notes 8, 16)	1,686,141	2,037,165	20,402

OTHER ASSETS, net of allowance for doubtful accounts of ¥69,050 thousand and ¥64,796 thousand ($649 thousand) at March 31, 2007 and 2008 respectively (Notes 4, 8, 10 and 16)	3,260,053	4,177,162	41,834

TOTAL	¥47,693,004	¥55,702,546	$557,862

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2007 and 2008

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)
	2007	2008	2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 9)	¥6,050,000	¥9,150,000	$91,637
Long-term borrowings—current portion (Notes 9 and 16)	290,000	—	—
Capital lease obligations—current portion (Note 8)	2,953,173	3,455,948	34,611
Accounts payable (Notes 5 and 18)	8,464,835	7,895,238	79,071
Accrued expenses	897,355	994,138	9,956
Accrued retirement and pension costs-current (Note 11)	8,428	11,436	115
Deferred income	1,355,689	1,552,896	15,552
Other current liabilities	1,113,369	864,366	8,657

Total current liabilities	21,132,849	23,924,022	239,599

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 8)	4,318,309	4,738,359	47,455

ACCRUED RETIREMENT AND PENSION COSTS —Noncurrent (Note 11)	750,042	1,101,951	11,036

OTHER NONCURRENT LIABILITIES (Note 10)	564,618	663,399	6,644

Total liabilities	26,765,818	30,427,731	304,734

MINORITY INTEREST	815,182	294,102	2,946

COMMITMENTS AND CONTINGENCIES (Note 15)

SHAREHOLDERS’ EQUITY (Notes 11, 12 and 13):
Common stock—authorized, 377,600 shares; issued and outstanding, 204,300 shares at March 31, 2007, authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2008	16,833,847	16,833,847	168,591
Additional paid-in capital	26,599,217	27,611,737	276,532
Accumulated deficit	(24,270,769)	(19,555,489)	(195,849)
Accumulated other comprehensive income	949,709	90,618	908

Total shareholders’ equity	20,112,004	24,980,713	250,182

TOTAL	¥47,693,004	¥55,702,546	$557,862

See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Income
Three Years in the Period Ended March 31, 2008

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2006	2007	2008	2008
REVENUES (Notes 5 and 18):
Connectivity and value-added services:
Connectivity services (corporate use)	¥11,179,318	¥11,239,062	¥12,148,490	$121,668
Connectivity services (home use)	2,119,758	1,968,948	5,429,955	54,381
Value-added services	6,249,891	7,415,533	9,546,254	95,606
Other	3,673,872	3,729,633	4,177,964	41,842

Total	23,222,839	24,353,176	31,302,663	313,497
Systems integration	23,504,537	30,527,081	34,018,093	340,692
Equipment sales	3,085,208	2,174,324	1,514,543	15,168

Total revenues	49,812,584	57,054,581	66,835,299	669,357

COST AND EXPENSES (Notes 5, 8, 11 and 18):
Cost of connectivity and value-added services	20,077,990	20,545,358	26,039,660	260,788
Cost of systems integration	18,120,418	23,529,045	25,543,168	255,815
Cost of equipment sales	2,818,036	1,893,216	1,299,793	13,018

Total cost	41,016,444	45,967,619	52,882,621	529,621
Sales and marketing (Note 17)	3,079,526	3,438,725	4,328,598	43,351
General and administrative	3,147,315	3,970,692	4,624,293	46,312
Research and development	158,155	177,273	240,423	2,408

Total cost and expenses	47,401,440	53,554,309	62,075,935	621,692

OPERATING INCOME	2,411,144	3,500,272	4,759,364	47,665

OTHER INCOME (EXPENSES):
Interest income	13,099	23,037	63,030	631
Interest expense	(437,364)	(397,439)	(438,163)	(4,388)
Foreign exchange gains (losses)	3,470	(297)	1,409	14
Net gains on sales and exchange of other investments (Note 3)	3,227,203	3,229,899	217,957	2,183
Losses on write-down of other investments (Note 3)	(29,513)	(1,363,389)	(288,643)	(2,891)
Other—net	190,520	56,605	46,715	468

Other income (expenses)—net	2,967,415	1,548,416	(397,695)	(3,983)

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT), MINORITY INTERESTS AND EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES	5,378,559	5,048,688	4,361,669	43,682

INCOME TAX EXPENSE (BENEFIT)(Note10)	257,360	(803,943)	(861,414)	(8,627)

MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES	(353,883)	(232,719)	96,706	969

FORWARD	¥4,767,316	¥5,619,912	¥5,319,789	$53,278

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Income
Three Years in the Period Ended March 31, 2008

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2006	2007	2008	2008

FORWARD	¥4,767,316	¥5,619,912	¥5,319,789	$53,278

EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES (Note 5):	(13,746)	(210,199)	(143,200)	(1,434)

NET INCOME	¥4,753,570	¥5,409,713	¥5,176,589	$51,844

NET INCOME PER SHARE (Note 14):
BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	195,613	203,992	206,240
DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	195,955	204,244	206,465

	Yen			U.S. Dollars

BASIC NET INCOME PER COMMON SHARE	¥24,301	¥26,519	¥25,100	$251.38
DILUTED NET INCOME PER COMMON SHARE	¥24,258	¥26,487	¥25,072	$251.1
See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
Three Years in the Period Ended March 31, 2008

		Thousands of Yen
	Shares of				Accumulated
	Common Stock				Other
	Outstanding		Additional		Comprehensive
	(Including	Common	Paid-in	Accumulated	Income	Treasury
	Treasury Stock)	Stock	Capital	Deficit	(Notes 11 and 13)	Stock	Total

BALANCE, APRIL 1, 2005	191,800	¥13,765,372	¥23,637,628	¥(34,434,052)	¥8,690,125	¥(44,000)	¥11,615,073

Net income				4,753,570			4,753,570
Other comprehensive loss, net of tax					(2,136,531)		(2,136,531)

Total comprehensive income							2,617,039
Issuance of common stock, net of issuance cost	12,500	3,068,475	2,961,589				6,030,064
Purchase of common stock by an equity method investee						(40,238)	(40,238)

BALANCE, MARCH 31, 2006	204,300	16,883,847	26,599,217	(29,680,482)	6,553,594	(84,238)	20,221,938

Net income				5,409,713			5,409,713
Other comprehensive loss, net of tax					(5,492,154)		(5,492,154)

Total comprehensive loss							(82,441)
Adjustment to initially apply SFAS158, net of tax					(111,731)		(111,731)
Dissolution of reciprocal interests due to sale of investment in an equity method investee						84,238	84,238

BALANCE, MARCH 31, 2007	204,300	16,833,847	26,599,217	(24,270,769)	949,709	—	20,112,004

Net income				5,176,589			5,176,589
Other comprehensive loss, net of tax					(859,091)		(859,091)

Total comprehensive income							4,317,498
Dividends paid				(461,309)			(461,309)
Issuance of common stock for the purchase of minority interests of consolidated subsidiaries, net of issuance cost	2,178		1,012,520				1,012,520

BALANCE, MARCH 31, 2008	206,478	¥16,833,847	¥27,611,737	¥(19,555,489)	¥90,618	¥—	¥24,980,713

	Thousands of U.S. Dollars (Note 1)
				Accumulated
				Other
		Additional		Comprehensive
	Common	Paid-in	Accumulated	Income	Treasury
	Stock	Capital	Deficit	(Notes 11 and 13)	Stock	Total

BALANCE, MARCH 31, 2007	$168,591	$266,392	$(243,073)	$9,511	$—	$201,421

Net income			51,844			51,844
Other comprehensive loss, net of tax				(8,603)		(8,603)

Total comprehensive income						43,241
Dividends paid			(4,620)			(4,620)
Issuance of common stock for the purchase of minority interests of consolidated subsidiaries, net of issuance cost		10,140				10,140

BALANCE, MARCH 31, 2008	$168,591	$276,532	$(195,849)	$908	$—	$250,182

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2008

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2006	2007	2008	2008
OPERATING ACTIVITIES:
Net income	¥4,753,570	¥5,409,713	¥5,176,589	$51,844
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,209,037	4,228,048	4,774,804	47,820
Provision for retirement and pension costs, less payments	76,095	382,682	191,057	1,914
Provision for (reversal of) allowance for doubtful accounts and advances	(12,009)	12,232	(416)	(4)
Loss on disposal of property and equipment	118,855	150,731	72,086	722
Loss on disposal of telephone rights	2,040	—	—	—
Net gains on sales and exchange of other investments	(3,227,203)	(3,229,899)	(217,957)	(2,183)
Losses on write-down of other investments	29,513	1,363,389	288,643	2,891
Foreign exchange losses (gains)	(7,825)	2,226	10,415	104
Equity in net loss of equity method investees	13,746	210,199	143,200	1,434
Minority interests in earnings (losses) of subsidiaries	353,883	232,719	(96,706)	(969)
Deferred income tax benefit	(230,841)	(1,494,685)	(1,653,275)	(16,558)
Others	18,490	622	—	—
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease (increase) in accounts receivable	(4,460,173)	2,376,126	(2,584,327)	(25,882)
Increase in inventories, prepaid expenses and other current and noncurrent assets	(1,390,398)	(1,235,003)	(995,434)	(9,969)
Increase (decrease) in accounts payable	4,975,623	(1,872,969)	(668,481)	(6,695)
Increase (decrease) in income taxes payable	334,854	312,292	(274,475)	(2.749)
Increase in accrued expenses and other current and noncurrent liabilities	1,001,567	553,084	372,023	3,726

Net cash provided by operating activities—(Forward)	¥6,558,824	¥7,401,507	¥4,537,746	$45,446

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2008

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2006	2007	2008	2008

Net cash provided by operating activities—(Forward)	¥6,558,824	¥7,401,507	¥4,537,746	$45,446

INVESTING ACTIVITIES:
Purchases of property and equipment	(919,366)	(1,287,906)	(1,856,249)	(18,590)
Purchases of available-for-sale securities	—	(802,662)	(609,787)	(6,107)
Purchases of short-term and other investments	(674,569)	(1,794,358)	(232,122)	(2,325)
Investment in an equity method investee	(750,000)	—	(273,909)	(2,743)
Purchases of subsidiary stock from minority shareholders	(192,142)	(3,077,764)	(1,975,123)	(19,781)
Proceeds from sales of available-for-sale securities	3,240,805	3,883,915	616,920	6,179
Proceeds from sales and redemption of short-term and other investments	372,434	110,446	69,722	698
Proceeds from sales of investment in an equity method investee	—	185,900	—	—
Payments of guarantee deposits	(62,074)	(146,172)	(353,911)	(3,544)
Refund of guarantee deposits	568,869	27,761	11,847	118
Payments for refundable insurance policies	(25,917)	(38,273)	(49,753)	(498)
Refund from insurance policies	6,301	4,969	3,905	39
Acquisition of a newly controlled company, net of cash acquired	229,457	—	(788,608)	(7,898)
Acquisition of business	—	(74,751)	—	—
Other	11,052	(4,716)	(6,698)	(67)

Net cash provided by (used in) investing activities	1,804,850	(3,013,611)	(5,443,766)	(54,519)

FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	1,000,000	10,500,000	17,525,000	175,513
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(2,986,056)	(7,639,963)	(15,940,000)	(159,639)
Proceeds from securities loan agreement	4,897,040	1,057,680	—	—
Repayments of securities loan agreement	(5,626,960)	(2,057,280)	—	—
Principal payments under capital leases	(3,105,519)	(3,259,875)	(3,506,842)	(35,121)
Net increase (decrease) in short-term borrowings	(169,633)	(3,355,000)	1,225,000	12,268
Proceeds from issuance of common stock, net of issuance cost	6,030,064	—	—	—
Proceeds from issuance of subsidiary stock to minority shareholders	—	194,679	6,000	60
Dividends paid	—	—	(461,309)	(4,620)

Net cash provided by (used in) financing activities—(Forward)	¥38,936	¥(4,559,759)	¥(1,152,151)	$(11,539)

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2008

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2006	2007	2008	2008

Net cash provided by (used in) financing activities—(Forward)	¥38,936	¥(4,559,759)	¥(1,152,151)	$(11,539)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	37,934	(614)	(25,393)	(255)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,440,544	(172,477)	(2,083,564)	(20,867)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,286,477	13,727,021	13,554,544	135,749

CASH AND CASH EQUIVALENTS, END OF YEAR	¥13,727,021	¥13,554,544	¥11,470,980	$114,882

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2006	2007	2008	2008

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥426,692	¥383,461	¥438,850	$4,395
Income taxes paid	148,101	347,826	1,083,341	10,850

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	3,842,952	2,664,706	4,221,807	42,281
Exchange of common stock investment due to merger:
Market value of common shares acquired	7,390	—	—	—
Cost of investment	2,584	—	—	—
Purchase of minority interests of consolidated subsidiaries through share exchanges	—	—	1,012,520	10,140
Acquisition of business and a company:
Assets acquired	843,485	236,307	2,319,277	23,228
Cash paid	(733,589)	(74,751)	(1,715,450)	(17,180)
Liabilities assumed	109,896	161,556	367,989	3,686
Minority interests assumed			235,838	2,362
See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. (“IIJ,” a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan and is 29.4 percent jointly owned by Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiary as of March 31, 2008. IIJ and subsidiaries (collectively, the “Company”) provide Internet access services throughout Japan and into the United States of America and the rest of Asia. The Company also provides Internet systems design and integration representing principally sales of Internet network systems and equipment and miscellaneous Internet access-related services.

The Company manages its business and measures results based on a single Internet-related services industry segment. Substantially all revenues are from customers operating in Japan.

Certain Significant Risks and Uncertainties—

The Company relies on telecommunications carriers for significant portion of network backbone, and regional NTT subsidiaries, electric power companies and their affiliates for local connections to customers. Currently, NTT Communications, a wholly owned subsidiary of NTT, is the largest provider of network infrastructure. The Company believes that its use of multiple carriers and suppliers significantly mitigates damages by service disruptions. However, any disruption of telecommunication services could have an adverse effect on operating results.

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

Reclassification— Certain reclassifications have been made to prior periods to conform to the current year presentation: (1) Dedicated access and Dial-up access in the former presentation were reclassified to Connectivity services (corporate use) and Connectivity services (home use) reflecting the Company’s acquisition of hi-ho, a company engaged primarily in the internet business for home use, and the Company’s strategy for increasing individual users by providing safe and high-quality services. (2) The Company separately disclosed Deferred income, which had previously been included in Other current liabilities, as it is deemed material. (3) The Company separately disclosed Goodwill, which had been previously included in Intangible assets-net. (4) The Company separately disclosed Net gains on sales and exchange of other investments and Losses on write-down of other investments, which had been previously disclosed as Net gains on other investments, to clarify the contents.

Translation into U.S. Dollars—IIJ maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2008 of ¥99.85 = $1, solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.

Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. (“Net Care”), IIJ Technology Inc. (“IIJ-Tech”), IIJ Media Communications Inc. (“MC”), which was merged with IIJ on October 1, 2005, IIJ America, Inc. (“IIJ-A”), IIJ Financial Systems Inc. (“IIJ-FS”),

Netchart Japan Inc. (“NCJ”), which was established on August 10, 2006, GDX Japan Inc.(“GDX”), which was invested in on April 9, 2007, hi-ho Inc.(“hiho”), which was purchased from Panasonic network services Inc. on June 1, 2007 and Trust network services Inc.(“Trust”), which was established on July 11, 2007, which all, except for IIJ America, have fiscal years ending March 31. IIJ America’s fiscal year end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements. Intercompany transactions and balances have been eliminated in consolidation.

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

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of evaluation of cost method investments, valuation allowances for deferred tax assets, allowance for doubtful accounts, determination of pension benefit costs and obligations, estimated useful lives of fixed assets and intangible assets with finite useful lives and impairment of long-lived assets, goodwill and intangible assets deemed to have indefinite useful lives. Actual results could differ from those estimates.

Revenue Recognition—Revenues from customer connectivity services consist principally of Internet connectivity services for corporate use and for home use. Internet connectivity services for corporate use represent Dedicated Internet access type services, such as IP services and ADSL or Optical line broadband IP services such as IIJ DSL/F Service and IIJ FiberAccess/F Service. Internet connectivity services for home use are provided under IIJ brand such as IIJ4U and IIJmio, hi-ho brand and others, and consist mainly of dial-up type services. The term of these contracts is one year for Internet connectivity services for corporate use and generally one month for Internet connectivity services for home use. All these services are billed and recognized monthly on a straight-line basis.

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

Systems integration revenues consist principally of the development of Internet network systems and related maintenance, monitoring and other operating services. The development of the Internet network systems includes planning, systems design, and construction services, and equipment and software purchased from third parties. Systems integration service is subject to the Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. For deliverables in multiple-element arrangements, the guidance below is applied for seperability and allocation. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:
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

The Company evaluates the criteria outlined in EITF Issue No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned in reporting Equipment sales. The Company records the gross amounts billed to its customers based on the following acts: (i)it is primary obligor in these transactions, (ii)it has latitude in establishing prices and selecting suppliers, and (iii)it is involved in the determination of the service specifications.

Equipment sales are recognized when equipment is delivered and accepted by the customer. Title to equipment passes when equipment is accepted by the customer.

Cash and Cash Equivalents—Cash and cash equivalents includes time deposit with original maturities of three months or less.

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
Impairment of Long-lived Assets—Long-lived assets consist principally of property and equipment, including those items leased under capital leases and amortized intangible assets. The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. There were no impairment losses for long-lived assets for the three years in the period ended March 31, 2008.

Goodwill and Intangible Assets—In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31. Intangible assets with finite useful lives, consisting of customer relationship and licenses, are amortized using the straight-line method over the estimated useful lives, which range from 3 to 10 years for customer relationship and 5 years for licenses.

Pension and severance indemnities plans—The Company has pension plans and /or severance indemnities plans. The cost of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods.

On March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB statements No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). SFAS No. 158 required the Company to recognize the funded status of its pension plans, measured as the difference between plan assets at fair value and the benefit obligation, in the March 31, 2007 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represented the unrecognized actuarial loss and unrecognized transition obligation, which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts are subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods are recognized as a component of other comprehensive income (loss). Those amounts are subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS No. 158. The adoption of SFAS No. 158 had no effect on the consolidated statement of income for the year ended March 31, 2007, or for any prior period presented, and it will not affect the Company’s operating results in future periods.

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

April 1, 2007, the Company adopted FASB interpretation No.48 (“FIN No. 48”), “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.”

The Company recognizes the financial statement effect of tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income. See Note 10 for further discussion of the effect of adopting FIN 48 on the Company’s financial statements.

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

Stock-based Compensation— On April 1, 2006, the Company adopted SFAS No. 123R, “Share-Based Payment” and the related interpretations, which requires compensation expense for stock options and other share-based payments to be measured and recorded based on the instruments’ fair value, by using the modified prospective application method. SFAS No. 123R requires recognizing expenses for share-based payments granted prior to the adoption date equal to the fair value of unvested amounts over the remaining requisite service period. The portion of these share-based payments’ fair value attributable to vested awards prior to the adoption of SFAS No. 123R is never recognized. As all existing granted stock-based awards of the Company had vested, the adoption of SFAS No. 123R did not have any impact on the Company’s consolidated financial position or results of operations.

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

Basic and Diluted Net Income per Common Share—Basic net income per common share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year. Diluted net income per common share reflects the potential dilutive effect of stock options.

Other Comprehensive Income (Loss)—Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities, gains or losses on cash flow hedging derivative instruments and defined benefit pension plans adjustment.

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

New Accounting Standards—

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter beginning April 1, 2008. In February 2008, the FASB issued Staff Positions No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No.13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and No. FAS 157-2, “Effective Date of FASB Statement No.157,” which partially delay the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. The adoption of SFAS No. 157 will not have a material effect upon the Company’ s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter beginning April 1, 2008. The adoption of SFAS No. 159 will not have a material effect upon the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”. The Statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting the Statement.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. The Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Statement is effective on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting the Statement.

2.	INVENTORY

The components of inventories as of March 31, 2007 and 2008 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2007	2008	2008

Network equipment purchased for resale	¥19,309	¥4,785	$48
Work in process	1,047,621	1,109,538	11,112
Supplies	44,156	69,837	699

Total inventories	¥1,111,086	¥1,184,160	$11,859

3.	OTHER INVESTMENTS

Pursuant to SFAS No. 115, all of the Company’s marketable equity securities were classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at March 31, 2007 and 2008 is as follows:

	Thousands of Yen
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

March 31, 2007

Available-for-sale—Equity securities	¥252,988	¥1,057,288	¥12,582	¥1,297,694

March 31, 2008

Available-for-sale—Equity securities	¥489,172	¥423,362	¥68,053	¥844,481

	Thousands of U.S. Dollars
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

March 31, 2008

Available-for-sale—Equity securities	$4,899	$4,240	$682	$8,457

The following table provides the fair value and gross unrealized losses of the Company’s investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2007 and 2008:

	Thousands of Yen
	Less than
	12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

March 31, 2007

Available-for-sale—Equity securities	¥37,398	¥12,582	¥—	¥—	¥37,398	¥12,582

March 31, 2008

Available-for-sale—Equity securities	¥219,962	¥68,053	¥—	¥—	¥219,962	¥68,053

Thousands of U. S. Dollars
Less than
	12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

March 31, 2008

Available-for-sale—Equity securities	$2,203	$682	$—	$—	$2,203	$682
The Company regularly reviews all of the Company’s investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security’s market price.
The Company’s unrealized loss on investments in marketable equity security relates to several established Japanese companies, such as commercial banks, pharmaceutical companies and a railroad corporation. The fair value of each investment is between 3.8% to 32.6% less than its cost, respectively. The duration of the unrealized loss position was less than 11 months. Based on the Company’s ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired at March 31, 2008.
Proceeds from the sale of available-for-sale securities were ¥3,240,805 thousand, ¥3,883,915 thousand and ¥616,920 thousand ($6,179 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively. Gross realized gains of ¥3,222,397 thousand, ¥3,242,257 thousand and ¥218,070 thousand ($2,184 thousand) were included in other income (expenses) for the year ended March 31, 2006, 2007 and 2008, respectively, and gross realized losses of ¥12,358 thousand and ¥113 thousand ($1 thousand) were included in other income (expenses) for the year ended March 31, 2007 and 2008, respectively.
The aggregate cost of the Company’s cost method investments totaled ¥1,544,047 thousand and ¥1,519,289 thousand ($15,216 thousand) at March 31, 2007 and 2008, respectively.
Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expenses), were recognized to reflect the decline in value considered to be other than temporary, which were ¥103,243 thousand($1,034 thousand) and ¥185,400 thousand($1,857 thousand), respectively, for the year ended March 31, 2008. Such losses in certain nonmarketable equity securities, included in other income (expenses), were ¥29,513 thousand and ¥1,363,389 thousand for the years ended March 31, 2006 and 2007, respectively.
Gains on exchange of securities of ¥4,806 thousand, included in other income (expenses), for the year ended March 31, 2006 represented non-monetary gains from the exchange of marketable common shares in a merger transaction.
In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral from financial institutions under agreements known as lending and borrowing debt and equity securities contracts. Under the agreement, the Company loans equity securities without collateral. The Company has loaned ¥218,000 thousand and ¥114,400 thousand ($1,146 thousand) of available-for-sale securities to the financial institution as of March 31, 2007 and 2008, respectively.
4.	ALLOWANCE FOR DOUBTFUL ACCOUNTS AND ADVANCES

An analysis of the allowance for doubtful accounts and advances for the years ended March 31, 2006, 2007 and 2008 is as follows:

Thousands of Yen
Provision for
(Reversal of)
	Balance at		Doubtful
	Beginning of	Credits	Accounts and		Balance at
	Year	Charged Off	Advances	Reclassification	End of Year

Year ended March 31, 2006	¥448,870	¥(357,519)	¥(12,009)	¥35,000	¥114,342

	Thousands of Yen
			Provision for
			(Reversal of)
	Balance at		Doubtful
	Beginning of	Credits	Accounts and		Balance at
	Year	Charged Off	Advances	Reclassification	End of Year

Year ended March 31, 2007	¥114,342	¥(3,764)	¥12,232	¥—	¥122,810

Year ended March 31, 2008	¥122,810	¥(8,750)	¥(416)	¥—	¥113,644

Thousands of U.S.dollars
Reversal of
	Balance at		Doubtful
	Beginning of	Credits	Accounts and		Balance at
	Year	Charged Off	Advances	Reclassification	End of Year

Year ended March 31, 2008	$1,230	$(88)	$(4)	$—	$1,138

The credits charged off for the year ended March 31, 2006 included the reversal of allowance for doubtful accounts of Crosswave, the former equity method investee, amounting to ¥345,994 thousand due to the final distribution of remaining assets of Crosswave under the corporate reorganization proceedings.
5.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES

IIJ utilizes various companies in Japan and neighboring countries to form and operate its Internet business. Businesses operated by its equity method investees include multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., “Multifeed”), data center services in Asian countries ( i-Heart Inc., “i-Heart”), comprehensive portal sites operations (Internet Revolution Inc., “i-revo”) and point management systems operations (Taihei Computer Co., Ltd., “TCC”)

On March 28, 2007, IIJ sold all its shares in atom for ¥185,900 thousand with a gain of ¥252 thousand. IIJ accounted for atom as an equity method investee through March 2007.

On July 6, 2007, IIJ invested ¥235,389 thousand ($2,357 thousand) in TCC to partner with TCC on the management of customer loyalty reward program systems.

The aggregate amounts of balances and transactions of the Company with these equity method investees as of March 31, 2007 and 2008, and for each of the three years in the period ended March 31, 2008 are summarized as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2006	2007	2008	2008

Accounts receivable	¥—	¥43,628	¥60,420	$605
Accounts payable	—	15,808	20,197	202
Revenues	1,286,275	481,850	582,290	5,832
Costs and expenses	656,184	172,971	207,670	2,080
During each of the three years in the period ended March 31, 2008, the Company did not receive any dividends from its equity method investees.
The Company’s investments in and advances to these equity method investees and respective ownership percentage at March 31, 2007 and 2008 consisted of the following:

					Thousands of
		Thousands of Yen			U.S. Dollars
		2007		2008	2008

Multifeed	29.72%	¥461,750	31.00%	¥621,906	$6,228
i-revo	30.00	328,435	30.00	80,567	807
TCC			45.00	218,176	2,185
Other		68,305	—	70,588	707

Total		¥858,490		¥991,237	$9,927

Advances of ¥34,545 thousand ($346 thousand ) to i-Heart, net of loan loss valuation allowance were included in the “Other” balances above as of March 31, 2007 and 2008.
6. PROPERTY AND EQUIPMENT
Property and equipment as of March 31, 2007 and 2008 consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2007	2008	2008
Data communications equipment	¥807,528	¥646,592	$6,476
Office and other equipment	782,666	1,037,273	10,388
Leasehold improvements	802,220	919,851	9,212
Purchased software	6,202,794	7,600,204	76,116
Assets under capital leases, primarily data communications equipment	13,000,872	15,566,075	155,895

Total	21,596,080	25,769,995	258,087
Less accumulated depreciation and amortization	(11,763,684)	(14,029,785)	(140,508)

Property and equipment—net	¥9,832,396	¥11,740,210	$117,579

7. GOODWILL AND OTHER INTANGIBLE ASSETS
The components of intangible assets as of March 31, 2007 and 2008 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2007	2008	2008
Amortized intangible assets:
Licenses	—	¥143,110	$1,433
Customer relationship	—	289,000	2,894
Backlog	1,570	2,270	23

Total	1,570	434,380	4,350
Less accumulated amortization
Customer relationship	—	(53,083)	(532)
Backlog	(874)	(2,270)	(22)

Total	(874)	(55,353)	(554)

Amortized intangible asset—net	696	379,027	3,796

Non-amortized intangible assets:
Telephone rights	¥12,534	¥12,513	$126
Trademark	—	192,000	1,923
Customer relationship	1,477,412	2,816,577	28,208
Goodwill	1,386,252	2,507,258	25,110

Total	2,876,198	5,528,348	55,367

Total intangible assets	¥2,876,894	¥5,907,375	$59,163

Amortized intangible assets acquired during the year ended March 31, 2007 totaled ¥1,570 thousand, which was backlog. The amortized intangible assets acquired during the year ended March 31, 2007 did not have any residual values. The amortization expenses for the year ended March 31, 2007 was ¥874 thousand.
Amortized intangible assets acquired during the year ended March 31, 2008 totaled ¥432,810 thousand

($4,335 thousand), which consisted of license of ¥143,110 thousand ($1,433 thousand), customer relationship of ¥289,000 thousand ($2,894 thousand) and backlog of ¥700 thousand ($7 thousand), respectively, which were recorded from acquired businesses. The amortized intangible assets acquired during the year ended March 31, 2008 did not have any residual values. The weighted average amortization period for customer relationship is approximately 4.5 years and the amortization period for licenses is 5 years, respectively.
The amortization expenses for the years ended March 31, 2008 was ¥54,479 thousand ($546 thousand). The estimated aggregate amortization expense of intangible assets for each of the next five years is as follows:

		Thousands of
Year Ending March 31	Thousands of yen	U.S. Dollars
2009	¥92,322	$925
2010	92,322	925
2011	61,211	613
2012	54,989	551
2013	54,989	551
Non-amortized intangible assets other than goodwill acquired for the year ended March 31, 2007 was ¥1,364,052 thousand, which was customer relationship.
Non-amortized intangible assets other than goodwill acquired for the years ended March 31, 2008 were ¥1,531,165 thousand ($15,335 thousand), which consisted of trademark of ¥192,000 thousand ($1,923 thousand) and customer relationship of ¥1,339,165 thousand ($13,412 thousand), respectively.
Goodwill of ¥879,573 thousand and ¥1,121,006 thousand ($11,227 thousand) was recorded for the years ended March 31, 2007 and 2008, respectively.
IIJ established NCJ, a 100 percent owned subsidiary in August, 2006. NCJ purchased the systems integration and network engineering business from Netchart Japan Corporation on October 1, 2006 and then started its business. The results of operations of this business are included in the statement of income of the Company from October 1, 2006. The cash paid for this business was ¥74,752 thousand. The factor that contributed to the recognition of goodwill was an assembled workforce. The Company acquired an order backlog of ¥874 thousand, customer relationships valued at ¥34,065 thousand and recorded goodwill of ¥1,349 thousand in the transaction. The backlog became fully amortized during the year ended March 31, 2007. The pro forma impact of the acquisition of the business on consolidated revenues and net income of the Company, assuming the acquisition had been completed at the beginning of the year ended March 31, 2006 and the year ended March 31, 2007, would have been an increase to consolidated revenues of ¥1.2 billion and ¥0.5 billion, respectively, and a decrease to net income of ¥25 million and ¥77 million, respectively.
On March 30, 2007, IIJ purchased the shares of IIJ-Tech from its minority shareholders for ¥2,725,205 thousand by cash, in order to acquire the additional interests in IIJ-Tech. The Company acquired an order backlog of ¥696 thousand, customer relationships valued at ¥1,329,987 thousand and recorded goodwill of ¥751,266 thousand in the transaction.
On April 5, 2007, IIJ purchased the shares of IIJ-Tech from its minority shareholders for ¥1,635,123 thousand ($16,376 thousand) by cash, and on May 11, 2007, IIJ exchanged its new 1,848 shares which valued ¥861,475 thousand ($8,628 thousand) to the 2,200 shares of IIJ-Tech. The acquisition price was determined on the basis of the future cash flow amounts of IIJ-Tech. Through these transactions, IIJ made IIJ-tech a 100% owned subsidiary. The Company acquired an order backlog of ¥700 thousand ($7thousand), customer relationships valued at ¥1,339,165 thousand ($13,412 thousand) and recorded goodwill of ¥644,759 thousand ($6,457 thousand) in the transaction.
On June 1, 2007, IIJ purchased all shares of hi-ho, Inc. (“hi-ho”) for ¥1,230,450 thousand ($12,323 thousand), which was a wholly owned subsidiary of Panasonic Network Services Inc.(“PNS”) and is operating the ISP business provided by PNS under the “hi-ho” service brand and the solution business to corporate customers. The acquisition price of the shares was determined on the basis of the future cash flow amounts of hi-ho. The acquisition of hi-ho was consistent with the Company’s strategy for expanding its internet service business by providing safe and high-quality services to individual customers, applying the Company’s engineering and network operating expertise cultivated in its internet business for corporate customers. The Company acquired the trademark right of ¥192,000 thousand ($1,923 thousand), customer relationships of ¥289,000 thousand ($2,894 thousand) which were subject to amortization and recorded goodwill of ¥177,770 thousand ($1,780 thousand) in the transaction. The pro forma impact of the acquisition of the business on consolidated revenues and net income of the Company, assuming the acquisition had been completed at the beginning of the year ended March 31, 2007 and the year ended March 31, 2008, would have been an increase to consolidated revenues of ¥5.5 billion ($55 million) and ¥0.8 billion ($8 million), respectively, and a increase to net income of ¥288 million ($2,883 thousand) and a decrease of ¥18 million ($179 thousand), respectively. Basic net income per common share for the year ended March 31, 2007 and 2008 would have been ¥27,930 and ¥25,013 ($250.51), respectively and diluted net income per common share for the year ended March 31, 2007 and 2008 would have been ¥27,896 and ¥24,986 ($250.24), respectively.
In the year ended March 31, 2008 IIJ acquired the following two entities for a total cost of ¥799,998 thousand ($8,012 thousand), which was paid in cash: (i)GDX, a start-up company to provide a message exchange netowork service in Japan, (ii)Trust, a start-up company to operate networks for ATMs. The Company recognized licenses of ¥143,110 thousand ($1,433 thousand) and goodwill of ¥123,772 thousand ($1,240 thousand).
No impairment on goodwill and intangible assets were recognized during the years ended March 31, 2006, 2007 and 2008.
8. LEASES
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
Operating Leases—The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ’s network. The leases for domestic backbone connectivity are generally non-cancelable for a minimum one-year lease period. The leases for international backbone connectivity for mainly three-year lease period are substantially non-cancelable. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2011 and also leases its network operation centers under non-cancelable operating leases.
Refundable guarantee deposits as of March 31, 2007 and 2008 consist of as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2007	2008	2008
Head office	¥1,185,307	¥1,262,508	$12,644
Sales and subsidiaries offices	438,211	713,383	7,145
Others	62,623	61,274	613

Total refundable guarantee deposits	¥1,686,141	¥2,037,165	$20,402

Lease expenses related to backbone lines for the years ended March 31, 2006, 2007 and 2008 amounted to ¥3,516,322 thousand, ¥3,515,934 thousand and ¥3,469,717 thousand ($34,749 thousand), respectively. Lease expenses for local access lines for the years ended March 31, 2006, 2007 and 2008, which are only attributable to dedicated access revenues, amounted to ¥4,558,382 thousand, ¥4,616,413 thousand and ¥4,997,621 thousand ($50,051 thousand), respectively. Other lease expenses for the years ended March 31, 2006, 2007 and 2008 amounted to ¥3,653,766 thousand, ¥4,381,951 thousand and ¥6,236,004 thousand ($62,454 thousand), respectively.
The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥435,224 thousand, ¥22,034 thousand and ¥22,034 thousand ($221 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥13,000,872 thousand and ¥6,101,574 thousand at March 31, 2007 and ¥15,566,075 thousand ($155,895 thousand) and ¥7,673,873 thousand ($76,854 thousand) at March 31, 2008, respectively.

Lessee Future Minimum Lease Payments—As of March 31, 2008, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	Connectivity			Connectivity
	Lines	Other		Lines	Other
	Operating	Operating	Capital	Operating	Operating	Capital
	Leases	Leases	Leases	Leases	Leases	Leases

Year ending March 31:
2009	¥593,320	¥1,831,947	¥3,699,873	$5,942	$18,347	$37,054
2010	525,820	1,350,472	2,556,349	5,266	13,525	25,602
2011	281,326	99,704	1,713,874	2,818	999	17,164
2012	29,000	5,111	596,320	290	51	5,972
2013	—	—	41,978	—	—	420
2014 and thereafter	—	—	4,980	—	—	50

Total minimum lease payments	¥1,429,466	¥3,287,234	8,613,374	$14,316	$32,922	86,263

Less amounts representing interest			419,067			4,197

Present value of net minimum capital lease payments			8,194,307			82,066
Less current portion			3,455,948			34,611

Noncurrent portion			¥4,738,359			$47,455

Sales-type Leases—The Company has some sales-type lease agreements with customers. The Company recognizes revenues on sales-type leases when the assets under lease are delivered to and accepted by the customers. The revenue recognized is calculated at the net present value of the future payment amounts. Interest income in sales-type leases is recognized in other income using the interest method.

The components of the net investment in sales-type leases as of March 31, 2007 and 2008 were as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2007	2008	2008

Year ending March 31:
2009		¥405,094	$4,057
2010		285,095	2,855
2011		285,095	2,855
2012		19,982	200

Total minimum lease payments to be received*	¥1,207,512	995,266	9,968
Estimated residual value of leased property (unguaranteed)	215,917	215,917	2,162
Less unearned income	68,599	45,246	453

Net investment in sales-type leases	1,354,830	1,165,937	11,677
Less current portion	320,530	383,177	3,838

Non-current net investment in sales-type leases	¥1,034,300	¥782,760	$7,839

*	Estimated executory costs, including profit thereon, of ¥263,245 thousand and ¥315,691 thousand ($3,162 thousand) were excluded from total minimum lease payments to be received as of March 31, 2007 and 2008.

9.	BORROWINGS

Short-term borrowings at March 31, 2007 and 2008 consist of bank overdrafts. Short-term borrowings bear fixed and variable-rate interest and their weighted average rates at March 31, 2007 and 2008 were 1.141 percent and 1.365 percent, respectively.

Long-term borrowings as of March 31, 2007 consisted of the following:

Thousands of Yen
2007
Unsecured long-term loans payable to banks, maturing at various dates through calendar 2007. Interest is payable at a variable rate. Weighted average interest rates were 3.815 percent at March 31, 2007.	¥40,000
Unsecured long-term loans payable to banks, maturing at various dates through calendar 2007. Interest is payable at a variable rate based on TIBOR which was 0.706 percent as of March 31, 2007. Weighted average interest rates were 1.706 percent at March 31, 2007.	250,000
Total	290,000
Less current portion	(290,000)

Long-term borrowings, less current portion	¥—

The Company entered into interest rate swap contracts to manage its interest rate exposure resulting in a fixed interest rate for a portion of its long-term debt. The effective weighted average interest rates for ¥250,000 thousand of the long-term loan outstanding at March 31, 2007 after giving effect to such swap agreements were 1.670 percent per annum.

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral (or additional collateral) or guarantor with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default. The Company did not provide banks with any collateral for outstanding loans as of March 31, 2008.

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2008 was ¥5,870,000 thousand ($58,788 thousand).

10.	INCOME TAXES

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 41 percent for the years ended March 31, 2006, 2007 and 2008.

Income from operations before income tax expense (benefit), minority interests and equity in net loss of equity method investees and income tax expense (benefit) for the years ended March 31, 2006, 2007, and 2008 consists of the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2006	2007	2008	2008
Income from operations before income tax expense (benefit), minority interests and equity in net loss of equity method investees:
Domestic	¥5,316,535	¥5,055,155	¥4,382,741	$43,893
Foreign	62,024	(6,467)	(21,072)	(211)

Total	¥5,378,559	¥5,048,688	¥4,361,669	$43,682

Income taxes-current:
Domestic	¥289,376	¥798,922	¥778,152	$7,793
Foreign	198,825	(108,180)	13,709	138

Total	¥488,201	¥690,742	¥791,861	$7,931

				Thousands of
	Thousands of Yen			U.S. Dollars
	2006	2007	2008	2008
Income taxes-deferred:
Domestic	¥(230,841)	¥(1,494,685)	¥(1,653,275)	$(16,558)
Foreign	—	—	—	—

Total	¥(230,841)	¥(1,494,685)	¥(1,653,275)	$(16,558)

In September 2007, the Company applied for the consolidated tax declaration and the application was approved by the national tax agency. The company started the consolidated tax declaration for the fiscal year ending March 31, 2009 and valuation allowance for deferred tax assets were adjusted in consideration of the application and approval of the consolidated tax declaration in the year ended March 31, 2008.

Net deferred income tax assets and liabilities are reflected on the consolidated balance sheets as of March 31, 2007 and 2008 as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2007	2008	2008

Current Assets-Other current assets	¥427,079	¥1,090,698	$10,923
Noncurrent Assets-Other assets	1,392,144	2,458,895	24,626
Noncurrent liabilities-Other noncurrent liabilities	(40,652)	(92,908)	(930)

Total	¥1,778,571	¥3,456,685	$34,619

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2007 and 2008 was as follows:

					Thousands of
	Thousands of Yen				U.S. Dollars
	2007		2008		2008
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Unrealized gains on available-for-sale securities	¥—	¥487,242	¥—	¥146,201	$—	$1,464
Capital leases	87,994	—	93,409	—	935	—
Accrued expenses	301,322	—	325,448	—	3,259	—
Retirement and pension cost	311,558	—	456,073	—	4,568	—
Stock issuance cost	14,606	—	—	—	—	—
Allowance for doubtful accounts	10,874	—	10,918	—	109	—
Depreciation	18,362	—	25,996	—	260	—
Net loss on other investment	632,365	—	665,594	—	6,666	—
Operating loss carryforward	7,461,360	—	6,207,609	—	62,169	—
Other	119,776	128,890	142,122	216,409	1,424	2,167

Total	8,958,217	616,132	7,927,169	362,610	79,390	3,631
Valuation allowance	(6,563,514)	—	(4,107,874)		(41,140)	—

Total	¥2,394,703	¥616,132	¥3,819,295	¥362,610	$38,250	$3,631

As of March 31, 2007 and 2008, the valuation allowance for deferred tax assets has been provided at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥1,244,326 thousand, a decrease of ¥607,917 thousand and a decrease of ¥2,462,785 thousand ($24,665 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

As of March 31, 2008, IIJ and IIJ America had tax operating loss carryforwards of ¥13,879,690 thousand ($139,005 thousand) and ¥998,183 thousand ($9,997 thousand), respectively. These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2012 in Japan and December 31, 2026 in the United States of America as follows:

Year Ending		Thousands of
March 31	Thousands of Yen	U.S. Dollars

2009	¥—	$—
2010	6,111,170	61,203
2011	7,353,136	73,642
2012	415,384	4,160
2013 and thereafter	998,183	9,997

Total	¥14,877,873	$149,002

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2008 is as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2006	2007	2008	2008

Amount computed by using normal Japanese statutory tax rate	¥2,205,209	¥2,069,962	¥1,788,284	$17,910
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	38,653	60,340	81,117	812
Provision for (reversal of) reserve for tax contingencies	197,753	(108,782)	12,365	124
Inhabitant tax-per capita	25,085	25,141	25,780	258
Realization of tax benefit of operating loss carryforwards	(439,256)	(2,163,531)	(769,583)	(7,707)
Other change in valuation allowance	(1,933,379)	(717,049)	(1,980,018)	(19,830)
Expiration of operating loss carryforwards	149,750	—
Other—net	13,545	29,976	(19,359)	(194)

Income tax expense (benefit) as reported	¥257,360	¥(803,943)	¥(861,414)	$(8,627)

In September 2006, IIJ America filed an application with the Internal Revenue Service (“IRS”) for the Bilateral Advance Pricing Agreement Request (“BAPA”), relating to the terms of transactions with IIJ and the use of tax operating loss carryforwards in its taxation. IIJ America reserved for tax contingencies related to the denial of the past use of tax operating loss carryforwards, which amounted to ¥102,310 thousand as of March 31, 2007. IIJ America did not have the reserve for the potential penalty relating to the past use of the tax operating loss carryforwards. The Company believed that IRS would not impose tax penalty in case that the Company applied the BAPA.

The Company adopted FIN No.48 effective April 1, 2007. As a result of implementation of FIN No.48, the Company identified liabilities for uncertain tax positions of ¥102,310 thousand which included unrecognized tax benefit of ¥77,417 thousand and related interest accrual of ¥24,893 thousand as of April 1, 2007 and did not require a cumulative-effect adjustment to retained earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

		Thousands of
	Thousands of Yen	U.S. Dollars
	2008	2008

Balance at April 1	¥77,417	$775
Increases related to positions taken on items from current year	5,410	54
Translation adjustment	(3,393)	(34)

Balance at March 31	¥79,434	$795

At March 31, 2008, the amount of unrecognized tax benefits was ¥79,434 thousand (¥77,417 thousand at April 1, 2007), which would decrease the effective tax rate, if recognized.

Interest associated with uncertain tax positions of ¥7,356 thousand ($74 thousand) were recognized as income tax expense for the year ended March 31, 2008 and accrued interest of ¥30,982 thousand ($310 thousand) was recognized as of March 31, 2008. Penalties associated with uncertain tax position were not recognized and not accrued as of March 31, 2008. The Company believed that IRS would not impose tax penalty in case that the Company applied the BAPA.

The Company did not reasonably expect that the unrecognized tax benefit will change significantly within the next twelve months.

The Company has open tax years subject to examination from the year ended March 31, 2001 in Japan and from the year ended December 31, 1997 in the U.S.

11.	RETIREMENT AND PENSION PLANS

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

The Company adopted SFAS No.158 effective March 31, 2007. The following table provides a breakdown of the incremental effect of applying this statement on individual line items in the consolidated balance sheet at March 31, 2007:

	Thousands of Yen
	Before		After
	Application of		Application of
	SFAS 158	Adjustments	SFAS 158

Other assets	¥3,224,576	¥35,477	¥3,260,053

Total Assets	¥47,657,527	¥35,477	¥47,693,004

Other noncurrent liabilities	¥563,062	¥1,556	¥564,618
Accrued retirement and pension costs-current	—	8,428	8,428
Accrued retirement and pension costs-noncurrent	606,014	144,028	750,042
Minority interest	821,986	(6,804)	815,182
Accumulated other comprehensive income	1,061,440	(111,731)	949,709

Total Liabilities and Shareholders’ Equity	¥47,657,527	¥35,477	¥47,693,004

Net periodic pension cost for the years ended March 31, 2006, 2007 and 2008 included the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2006	2007	2008	2008

Service cost	¥240,765	¥257,960	¥325,065	$3,256
Interest cost	20,524	26,589	31,076	311
Expected return on plan assets	(16,736)	(26,942)	(29,098)	(292)
Amortization of transition obligation	402	402	402	4
Amortization of net actuarial loss	1,904	2,505	3,699	37

Net periodic pension cost	¥246,859	¥260,514	¥331,144	$3,316

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the year ended March 31, 2008 follows:

		Thousands of
	Thousands of Yen	U.S. Dollars
	2008	2008

Net loss	¥167,746	$1,680
Amortization of net actuarial loss in net periodic pension cost	(3,699)	(37)
Amortization of transition obligation in net periodic pension cost	(402)	(4)

Amounts recognized in other comprehensive income	163,645	1,639

Total net periodic pension cost and amounts recognized in other comprehensive income	¥494,789	$4,955

The change in benefit obligation and plan assets for the years ended March 31, 2007 and 2008 and the amounts recognized in the consolidated balance sheets as of March 31, 2007 and 2008 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2007	2008	2008

Change in benefit obligation:
Benefit obligation at beginning of year	¥1,329,452	¥1,635,586	$16,380
Service cost	257,960	325,065	3,256
Interest cost	26,589	31,076	311
Actuarial loss	45,597	89,636	898
Benefit paid	(24,012)	(37,062)	(371)

Benefit obligation at end of year	¥1,635,586	¥2,044,301	$20,474

Change in plan assets:
Fair value of plan assets at beginning of year	¥997,856	¥1,077,696	$10,794
Actual return on plan assets	32,233	(49,012)	(490)
Employer contribution	173,160	164,873	1,651

			Thousands of
	Thousands of Yen		U.S. Dollars
	2007	2008	2008

Benefits paid	(14,691)	(21,753)	(219)
Refund of surplus in plan assets	(110,862)	—	—

Fair value of plan assets at end of year	¥1,077,696	¥1,171,804	$11,736

Funded status at end of year	(557,890)	(872,497)	(8,738)

On October 25, 2006, the surplus amount of ¥110,862 thousand in plan assets was refunded as a result of the excess of actual return on plan assets compared with the expected return.

Amounts recognized in the consolidated balance sheets as of March 31, 2007 and 2008 consist of:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2007	2008	2008

Accrued retirement and pension costs-current	¥(8,428)	¥(11,436)	$(115)
Accrued retirement and pension costs-non current	(549,462)	(861,061)	(8,623)

Net amount recognized	¥(557,890)	¥(872,497)	$(8,738)

The accumulated benefit obligation for the Company’s defined benefit pension plans as of March 31, 2007 and 2008 was ¥937,733 thousand and ¥1,144,901 thousand ($11,466 thousand), respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥1,635,586 thousand and ¥1,077,696 thousand at March 31, 2007 and ¥2,044,301 thousand ($20,474 thousand) and ¥1,171,804 thousand ($11,736 thousand) at March 31, 2008. The aggregate accumulated benefit obligations of plans with no plan assets were ¥220,779 thousand and ¥314,253 thousand ($3,147 thousand) at March 31, 2007 and 2008, respectively.

Amounts recognized in accumulated other comprehensive income at March 31, 2007 and 2008 consist of:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2007	2008	2008

Net actuarial loss	¥148,842	¥312,889	$3,134
Obligation at transition	3,614	3,212	32

	¥152,456	¥316,101	$3,166

The estimated net actuarial loss and obligation at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in the fiscal year ending March 31, 2009 are ¥8,098 thousand ($81 thousand) and ¥402 thousand ($4 thousand), respectively.

The Company uses a March 31 measurement date for all its plans.

Actuarial assumptions as of March 31:

	Benefit
	Obligations		Net Periodic Costs
	2007	2008	2006	2007	2008

Discount rate	1.9%	1.8%	1.8%	2.0%	1.9%
Expected long-term rate of return on plan assets			2.1	2.7	2.7
Rate of increase in compensation	3.5	3.6	3.4	3.4	3.5
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

The projected allocation of the plan assets managed by the insurance company is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 63.0%, 35.0%, and 2.0% of the plan assets excluding pooled investment portfolios will be allocated to debt securities, equity securities and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. 50% of the employer’s contribution to the plan during the year ending March 31, 2009 will be allocated to life insurance pooled investment portfolios and other 50% will be allocated to the aforementioned investments.

The Company’s pension plan asset allocations as of March 31, 2007 and 2008 by asset category are as follows:

	2007		2008

Asset category:
Equity securities	21.9%	(35.7)%	20.2%	(35.1)%
Debt securities	38.1	(62.3)	36.2	(62.9)
Life insurance pooled investment portfolios	38.8	(—)	42.4	(—)
Other	1.2	(2.0)	1.2	(2.0)

Total	100.0%	(100.0) %*	100.0%	(100.0) %*

*	The percentages in parentheses represent the Company’s plan asset allocation excluding life insurance pooled investment portfolios.
The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 14 years and 21 years, respectively.

Contributions due and paid during the years ended March 31, 2006, 2007 and 2008 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥451,312 thousand, ¥522,269 thousand and ¥621,786 thousand ($6,227 thousand), respectively.

IIJ expects to contribute ¥164,873 thousand ($1,651 thousand) to its pension plan in the year ending March 31, 2009.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Year Ending		Thousands of
March 31	Thousands of yen	U.S. Dollars
2009	¥43,677	$437
2010	51,470	516
2011	61,925	620
2012	70,043	702
2013	82,420	825
2014 — 2018	516,936	5,177

Total	¥826,471	$8,277

The amount of retirement benefits for retiring directors and company auditors must be approved by the shareholders. The Company has retirement plans for full-time company auditors and retirement plans for full-time directors. The Company recorded a liability for retirement benefit for full-time directors and company auditors of ¥200,580 thousand and ¥240,890 thousand ($2,413 thousand), which would be required if they retire at March 31, 2007 and 2008, respectively.

The retirement benefits paid to retired directors and company auditors were ¥4,010 thousand, ¥3,000 thousand and ¥6,480 thousand ($65 thousand) for the year ended March 31, 2006, 2007 and 2008, respectively.

12. SHAREHOLDERS’ EQUITY
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
At the 14th Ordinary General Shareholders’ Meeting held on June 28, 2006, IIJ’s shareholders approved the reductions of additional paid-in capital of ¥21,980,395 thousand and common stock of ¥2,539,222 thousand to eliminate the accumulated deficit for purpose of reporting under the Corporation Law in its non-consolidated financial statements. The effective date was August 4, 2006.
The amount of retained earnings available for dividends under the Corporation Law is based on the amount of retained earnings recorded in IIJ’s general books of account with accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S.GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Corporation Law. Retained earnings shown in IIJ’s general books of account amounted to ¥8,280,770 thousand ($82,932 thousand) at March 31, 2008.
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
In May 11, 2007, IIJ issued new 2,178 shares and exchanged the shares to the shares of two consolidated subsidiaries.

On June 26, 2007, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2007 of ¥1,500 per share or in the aggregate amount of ¥306,450 thousand ($3,069 thousand).
On November 12, 2007, the board of directors of IIJ resolved the payment of cash dividend to shareholders of record at September 30, 2007 of ¥750 per share or in the aggregate amount of ¥154,859 thousand ($1,551 thousand).
Stock Option Plans—In May 2000, IIJ granted 295 options to 34 directors and employees. The options vested fully on April 8, 2002 and are exercisable for eight years from that date. In August 2001, IIJ granted 395 options to 44 directors and employees. The options became fully vested on June 28, 2003 and are exercisable for eight years from that date. No options are available for additional grant as of March 31, 2008. No compensation expense has been recognized in the consolidated statements of income pursuant to APB No. 25, because the exercise price was greater than the market price on the dates of grant.
In March 2000, subsidiary IIJ-Tech issued bonds with 2,000 detachable warrants in the amount of ¥600,000 thousand. The bonds were repurchased in April 2000 and warrants to purchase the subsidiary’s 775 common shares at an exercise price of ¥300,000 per share based on fair market value were immediately purchased by certain officers and employees of IIJ and the subsidiary. One thousand warrants were purchased by IIJ. Warrants were exercisable upon issuance. On March 29, 2006, 1,000 of the warrants of
IIJ-Tech expired. The exercise price was revised to ¥250,326 per share as of March 31, 2006, due to the effects of issuances of new shares during the year ended March 31, 2006.
In March, 2007, 770 of the warrants were exercised at the above-mentioned exercise price. The remaining 230 warrants expired on March 29, 2007.
The following table summarizes the transactions of IIJ’s stock option plans for the year in the period ended March 31, 2008:

Thousands of Yen
Weighted Average
	Number of	Number of	Exercise Price per
	Options	Shares	Common Shares
Unexercised options outstanding—March 31, 2007	515	2,575	¥1,009
Options granted	—	—	—
Options exercised	—	—	—
Options forfeited	—	—	—

Unexercised options outstanding—March 31, 2008	515	2,575	¥1,009

Due to the effect of the stock split in October 2005, grantees of options can purchase five shares by exercising one option.

Summarized information about stock options outstanding as of March 31, 2008 is as follows:

	Outstanding		Exercisable	Total Intrinsic
Exercise Price	Number of Shares	Remaining Life	Number of Shares	Value (Thousands of
(Thousands of Yen)	Underlying Options	(in Years)	Underlying Options	Yen)
¥ 2,163	950	2.0	950	—
334	1,625	3.3	1,625	—
13. OTHER COMPREHENSIVE INCOME
The change in each component of other comprehensive income (loss) for the years ended March 31, 2006, 2007 and 2008 is as follows:

	Thousands of Yen
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2006:
Foreign currency translation adjustments	¥38,331	¥—	¥38,331

Unrealized holding gain (loss) on securities:
Amount arising during the period	1,046,874	(429,218)	617,656
Less: Reclassification adjustments for gains included in net income	(3,227,203)	1,323,153	(1,904,050)
Increase in deferred tax asset valuation allowance*	—	(893,935)	(893,935)

Net unrealized holding gain (loss) during the period	(2,180,329)	—	(2,180,329)

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(4,541)	—	(4,541)
Less: Reclassification adjustments for losses included in net income	10,008	—	10,008

Net gain on cash flow hedging derivative instruments	5,467	—	5,467

Other comprehensive income (loss)	¥(2,136,531)	¥—	¥(2,136,531)

Year ended March 31, 2007:
Foreign currency translation adjustments	¥11,653	¥—	¥11,653

Unrealized holding gain (loss) on securities:
Amount arising during the period	(2,277,976)	933,970	(1,344,006)
Less: Reclassification adjustments for gains included in net income	(3,229,899)	1,324,259	(1,905,640)
Increase in deferred tax asset valuation allowance*	—	(2,258,229)	(2,258,229)

Net unrealized holding gain (loss) during the period	(5,507,875)	—	(5,507,875)

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(708)	—	(708)
Less: Reclassification adjustments for losses included in net income	4,776	—	4,776

Net gain on cash flow hedging derivative instruments	4,068	—	4,068

Other comprehensive income (loss)	¥(5,492,154)	¥—	¥(5,492,154)

	Thousands of Yen
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2008:
Foreign currency translation adjustments	¥(20,029)	¥—	¥(20,029)

Unrealized holding gain (loss) on securities:
Amount arising during the period	(574,683)	235,620	(339,063)
Less: Reclassification adjustments for gains included in net income	(114,714)	47,032	(67,682)
Increase in deferred tax asset valuation allowance*	—	(282,652)	(282,652)

Net unrealized holding gain (loss) during the period	(689,397)	—	(689,397)

Loss on cash flow hedging derivative instruments:
Amount arising during the period	—	—	—
Less: Reclassification adjustments for gains included in net income	(45)	—	(45)

Loss on cash flow hedging derivative instruments	(45)	—	(45)

Defined benefit pension plans:
Amount arising during the period	(167,746)	22,247	(145,499)
Less: Reclassification adjustments for losses included in net income	4,101	(1,418)	2,683
Less: Other reclassification	(11,522)	4,718	(6,804)

Net defined benefit pension plans	(175,167)	25,547	(149,620)

Other comprehensive income (loss)	¥(884,638)	¥25,547	¥(859,091)

	Thousands of U.S. Dollars
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2008:
Foreign currency translation adjustments	$(201)	$—	$(201)

Unrealized holding gain (loss) on securities:
Amount arising during the period	(5,756)	2,360	(3,396)
Less: Reclassification adjustments for gains included in net income	(1,149)	471	(678)
Increase in deferred tax asset valuation allowance*	—	(2,831)	(2,831)

Net unrealized holding gain (loss) during the period	(6,905)	—	(6,905)

Loss on cash flow hedging derivative instruments:
Amount arising during the period	—	—	—
Less: Reclassification adjustments for losses included in net income	(0)	—	(0)

Loss on cash flow hedging derivative instruments	(0)	—	(0)

Defined benefit pension plans:
Amount arising during the period	(1,680)	223	(1,457)
Less: Reclassification adjustments for losses included in net income	41	(14)	27
Less: Other reclassification	(115)	48	(67)

Net defined benefit pension plans	(1,754)	257	(1,497)

Other comprehensive income (loss)	$(8,860)	$257	$(8,603)

*	The increase in the deferred tax asset valuation allowance has resulted from unrealized gains and (losses) on available-for-sale securities, respectively.
The components of accumulated other comprehensive income (loss) at March 31, 2007 and 2008 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2007	2008	2008
Foreign currency translation adjustments	¥16,689	¥(3,340)	$(33)
Unrealized holding gain on securities	1,044,706	355,309	3,558
Gain on cash flow hedging derivative instruments	45	—	—
Defined benefit pension plans	(111,731)	(261,351)	(2,617)

	¥949,709	¥90,618	$908

14. BASIC AND DILUTED NET INCOME PER COMMON SHARE
Basic and diluted net income per common share computation for three years ended March 31, 2006, 2007 and 2008 is as follows.

				Thousands of
	Thousands of Yen			U.S. Dollars
	2006	2007	2008	2008
Numerator:
Net income-basic and diluted	¥4,753,570	¥5,409,713	¥5,176,589	$51,844

	Number of shares
	2006	2007	2008
Denominator:
Weighted-average common shares outstanding-basic	195,613	203,992	206,240
Dilutive effect of stock options	342	252	225

Weighted-average common shares outstanding-diluted	195,955	204,244	206,465

	Yen			U.S. Dollars
	2006	2007	2008	2008

Basic net income per common share	¥24,301	¥26,519	¥25,100	$251.38

Diluted net income per common share	¥24,258	¥26,487	¥25,072	$251.1

For the years ended March 31, 2006, 2007 and 2008, potentially dilutive shares have been excluded from the computation of diluted net income because the exercise prices of the options were greater than the average market price of the common shares.
Diluted net income per share does not include the effects of the following potential common             shares:

	Year ended March 31
	2006	2007	2008

Shares issuable under stock options	975	950	950

15. COMMITMENTS AND CONTINGENT LIABILITIES
The Company is involved in normal claims and other legal proceedings in the ordinary course of business. Except as noted below, the Company is not involved in any litigation or other legal proceedings that, if determined adversely to us, the Company believe would individually or in the aggregate have a material adverse effect on us or our operations.
In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming the Company, certain of its officers and directors as defendants, and underwriters of the Company’s initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinated proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of the Company’s initial public offering violated the securities laws (i) by failing to disclose in the offering’s registration statement certain alleged compensation arrangements entered into with the underwriters’ clients, such as undisclosed commissions or tie in agreements to purchase stock in the after market, and (ii) by engaging in manipulative practices to artificially inflate the price of the Company’s stock in the after market subsequent to the initial public offering. On July 15, 2002, the Company joined in an ‘omnibus’ motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. On February 19, 2003, the Court ruled on the motions to dismiss. The Court granted the Company’s motion to dismiss the claims against it under Rule 10b-5 promulgated under the Exchange Act due to the insufficiency of the allegations against the Company. The motions to dismiss the claims under Section 11 of the Securities Act were denied for virtually all of the defendants in the consolidated cases, including the Company. In June 2003, the Company conditionally approved a proposed partial settlement with the plaintiffs in this matter. The Company, along with the settling issuer defendants, filed a motion seeking the court’s preliminary approval of the settlement. The settlement would have provided, among other things, a release of the Company and of the individual officer and director defendants for the alleged wrongful conduct in the amended complaint in exchange for a guarantee from the Company’s insurers regarding recovery from the underwriter defendants and other non-monetary consideration from the Company. While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The District Court directed that the litigation proceed with a number of “focus cases” rather than all of the 310 cases that had been consolidated. The Company’s case is not one of these focus cases. On October 13, 2004, the District Court certified the focus cases as class actions in the ongoing litigation. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the District Court’s class certification decision. On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the Company, informed the District Court that the settlement could not be approved, because the defined settlement class, like the litigation class, could not be certified. On June 25, 2007, the District Court entered an order terminating the proposed settlement. On August 14, 2007, the plaintiffs filed their second consolidated amended complaints against the six focus cases and on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the District Court denied the motions to dismiss except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. Briefing on the class certification motion was completed in May 2008. The Company cannot predict whether the Company will be able to renegotiate a settlement that complies with the Second Circuit’s mandate. Due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the matter.
In addition to the foregoing, the Company is a party to other suits and claims that arise in the normal course of business. The negative adverse outcome of such suits and claims would not have a significant impact on the financial statements.
In May 2006, January 2007 and January 2008, IIJ made agreements (three agreements in total) for investing in funds which invest in mainly unlisted stocks with an investment advisory company. IIJ committed to provide up to $5 million for each fund ($15 million in total) at its request basically in future several years. IIJ has provided a total of ¥400,000 thousand ($4,006 thousand) to them as of March 31, 2008. The amounts invested in their funds were recorded as other investments in the Company’s consolidated balance sheets.
16. DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS
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
Changes in fair value of interest rate swaps designated as hedging instrument are reported in accumulated other comprehensive income during the years ended March 31, 2007. The amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the hedged bank borrowings affect earnings. The term, notional amount and repricing date of interest rate swaps exactly match those of the long-term borrowings. The swap terms are “at the market,” so they have zero value at inception. Thus, there was no ineffectiveness recognized in earnings for the years ended March 31, 2006, 2007 and 2008. For the years ended March 31, 2006 and 2007, net derivative losses of ¥10,008 thousand and ¥4,776 thousand, respectively, and for the year ended March 31, 2008, net derivative income of ¥45 thousand, were reclassified to interest expense. There were no interest rate swap contracts as of March

31, 2008.
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

					Thousands of
	Thousands of Yen				U.S. Dollars
	2007		2008		2008
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
Other investments for which it is:
Practicable to estimate fair value	¥1,297,694	¥1,297,694	¥844,481	¥844,481	$8,457	$8,457
Not practicable	1,544,047	—	1,519,289	—	15,216	—
Noncurrent refundable insurance policies (other assets)	115,555	115,555	161,404	161,404	1,616	1,616
Long-term borrowings and installment payable, including current portion	290,000	290,000	—	—	—	—
Interest rate swap contracts*	45	45	—	—	—	—

*	Notional amount was ¥250,000 thousand as of March 31, 2007.

Cash and cash equivalents at March 31, 2007 and 2008 included U.S. dollar denominated current bank deposits and time deposits of ¥372,934 thousand and ¥348,127 thousand ($3,486 thousand), respectively.
17. ADVERTISING EXPENSES
Advertising expenses incurred during the years ended March 31, 2006, 2007 and 2008 related primarily to advertisements in magazines, journals and newspapers and amounted to ¥223,696 thousand, ¥337,768 thousand and ¥575,306 thousand ($5,762 thousand), respectively.
18. RELATED PARTY TRANSACTIONS
NTT and its subsidiary owned 29.4 percent of IIJ’s outstanding common shares as of March 31, 2008.
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
The amounts of balances as of March 31, 2007 and 2008 and transactions of the Company with NTT and its subsidiaries for the each of the three years in the period ended March 31, 2008, are summarized as follows.

				Thousands of
	Thousands of Yen			U.S. Dollars
	2006	2007	2008	2008
Accounts receivable	¥—	¥318,069	¥283,238	$2,837
Accounts payable	—	664,938	685,018	6,860
Revenues	1,394,791	1,308,843	1,186,771	11,886
Costs and expenses	8,075,542	7,725,572	9,437,253	94,514
As for equity method investees, refer to Note 5, “INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES”.
19. SUBSEQUENT EVENTS
On June 27, 2008, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2008 of ¥1,000 ($10) per share or in the aggregate amount of ¥206,478 thousand ($2,068 thousand).
* * * * * *