Form 20-F
period 2009-03-31
INTERNET INITIATIVE JAPAN INC
filed 2009-09-29
CIK 1090633

As filed with the Securities and Exchange Commission on September 29, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009
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
     As of March 31, 2009, 206,478 shares of common stock were outstanding, including 15,990 shares represented by an aggregate of 6,396,000 American Depositary Shares.
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
Yes ☑   No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐   No ☐
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
Item 17 ☐   Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐   No ☑

PART I	2
Item 1. Identity of Directors, Senior Management and Advisers	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
Item 4. Information on the Company	12
Item 5. Operating and Financial Review and Prospects	27
Item 6. Directors, Senior Management and Employees	50
Item 7. Major Shareholders and Related Party Transactions	54
Item 8. Financial Information	55
Item 9. The Offer and Listing	56
Item 10. Additional Information	57
Item 11. Quantitative and Qualitative Disclosures about Market Risk	66
Item 12. Description of Securities Other than Equity Securities	66

PART II	67
Item 13. Defaults, Dividend Arrearages and Delinquencies	67
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	67
Item 15. Controls and Procedures	67
Item 16A.Audit Committee Financial Expert	69
Item 16B.Code of Ethics	69
Item 16C.Principal Accountant Fees and Services	69
Item 16D.Exemptions from the Listing Standards for Audit Committees	7 0
Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers	71
Item 16F.Change in Registrant’s Certifying Accountant	71
Item 16G.Corporate Governance	71

PART III	72
Item 17. Financial Statements	72
Item 18. Financial Statements	72
Item 19. Exhibits	73
EX-1.1 Articles of Incorporation, as amended (English translation)
EX-1.2 Share Handling Regulations, as amended (English translation)
EX-4.6 Agreement on Limited Liability, dated June 27, 2008 and June 26, 2009,between Internet Initiative Japan Inc. and outside directors and outside company auditors
EX-12.1 Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
EX-12.2 Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
EX-13.1 Certification of the chief executive officer required by 18 U.S.C. Section 1350
EX-13.2 Certification of the chief financial officer required by 18 U.S.C. Section 1350

i

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
     Important risks and factors that could cause our actual results to differ materially from our forward-looking statements are generally provided in Item 3.D. “Risk Factors” and elsewhere in this annual report on Form 20-F and include, without limitation:
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

     As used in this annual report, references to “IIJ” to Internet Initiative Japan Inc. and references to “the Company”, “the Group”, “we”, “our”, “our group” and “us” are to Internet Initiative Japan Inc. and its subsidiaries except as the context otherwise requires.
PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not required.
Item 2. Offer Statistics and Expected Timetable.
     Not applicable.
Item 3. Key Information.
A. Selected Financial Data.
     You should read the selected consolidated financial data below together with Item 5. “Operating and Financial Review and Prospects”, of this annual report on Form 20-F and our consolidated financial statements and the notes to our consolidated financial statements beginning on page F-1. The consolidated statement of operations data and per share and American Depositary Shares (“ADS”) data below for the fiscal years ended March 31, 2005, 2006, 2007, 2008 and 2009, the consolidated balance sheet data below as of March 31, 2005, 2006, 2007, 2008 and 2009 and consolidated statements of cash flows for the fiscal years ended March 31, 2005, 2006, 2007, 2008 and 2009 under operating data below are derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm.

	As of and for the fiscal year ended March 31,
	2005	2006	2007	2008	2009	2009
	(millions of yen, except per share and ADS data)					(thousands of
						U.S. dollars,
						except per
						share and ADS
						data(1))
Statement of Operations Data:
REVENUES:
Connectivity and outsourcing services (2):
Connectivity services (corporate use)	¥11,994	¥11,179	¥11,239	¥12,149	¥13,142	$132,551
Connectivity services (home use)	2,316	2,120	1,969	5,430	6,538	65,934
Outsourcing services	8,174	9,924	11,145	13,724	15,396	155,278

Total	22,484	23,223	24,353	31,303	35,076	353,763
Systems integration (3):
Systems construction	7,598	12,296	16,660	18,021	14,658	147,841
Systems operation and maintenance	8,256	11,209	13,867	15,993	18,989	191,514

Total	15,854	23,505	30,527	34,014	33,647	339,355
Equipment sales	3,365	3,085	2,175	1,514	985	9,930
ATM operation business (4)	—	—	—	4	23	237

Total revenues	41,703	49,813	57,055	66,835	69,731	703,285

COST AND EXPENSES:
Cost of connectivity and outsourcing services	19,484	20,078	20,545	26,040	29,318	295,690
Cost of systems integration	12,200	18,120	23,529	25,526	25,543	257,617
Cost of equipment sales	3,111	2,818	1,894	1,300	863	8,704
Cost of ATM operation business (4)	—	—	—	17	422	4,259

Total cost	34,795	41,016	45,968	52,883	56,146	566,270
Sales and marketing	2,795	3,080	3,439	4,329	4,631	46,703
General and administrative	2,666	3,147	3,971	4,624	5,622	56,701
Research and development	199	159	177	240	415	4,187

Total cost and expenses	40,455	47,402	53,555	62,076	66,814	673,861

OPERATING INCOME	1,248	2,411	3,500	4,759	2,917	29,424

OTHER INCOME (EXPENSES):
Interest income	13	13	23	63	45	455
Interest expense	(686)	(437)	(397)	(438)	(408)	(4,117)
Other — net	2,573	3,392	1,923	(22)	(520)	(5,243)

Other income (expenses) — net	1,900	2,968	1,549	(397)	(883)	(8,905)

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT), MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES AND EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	3,148	5,379	5,049	4,362	2,034	20,519
INCOME TAX EXPENSE (BENEFIT)	100	257	(804)	(861)	1,002	10,113
MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES	(109)	(354)	(233)	97	352	3,555
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	(33)	(14)	(210)	(143)	35	354

NET INCOME	¥2,906	¥4,754	¥5,410	¥5,177	¥1,419	$14,315

	As of and for the fiscal year ended March 31,
	2005	2006	2007	2008	2009	2009
	(millions of yen, except per share and ADS data)					(thousands of
						U.S. dollars,
						except per
						share and ADS
						data(1))
Per Share and ADS Data (5):
Basic net income per share	¥15,172	¥24,301	¥26,519	¥25,100	¥6,918	$70
Diluted net income per share	15,172	24,258	26,487	25,072	6,917	70
Basic net income per ADS equivalent	37.93	60.75	66.30	62.75	17.29	0.17
Diluted net income per ADS equivalent	37.93	60.65	66.22	62.68	17.29	0.17
Cash dividends declared per share:
Japanese Yen	—	—	¥1,500	¥1,750	¥2,000
U.S. Dollars	—	—	$12.76	$17.53	$20.17
Basic weighted average number of shares	191,559	195,613	203,992	206,240	205,165
Diluted weighted average number of shares	191,559	195,955	204,244	206,465	205,195
Basic weighted average number of ADS equivalents (thousands)	76,624	78,245	81,597	82,496	82,066
Diluted weighted average number of ADS equivalents (thousands)	76,624	78,382	81,698	82,586	82,078

Balance Sheet Data:
Cash and cash equivalents	¥5,286	¥13,727	¥13,555	¥11,471	¥10,188	$102,751
Total assets	37,116	50,705	47,693	55,703	52,301	527,496
Short-term borrowings	4,725	4,555	6,050	9,150	7,350	74,130
Current portion of long-term borrowings, including capital lease obligations	5,511	4,994	3,243	3,456	3,272	33,003
Long-term borrowings, including capital lease obligations	5,869	5,271	4,318	4,738	4,866	49,078
Common stock	13,765	16,834	16,834	16,834	16,834	169,782
Total shareholders’ equity	11,615	20,222	20,112	24,981	25,169	253,849

Operating Data:
Capital expenditures, including capitalized leases (6)	¥5,011	¥4,762	¥3,953	¥6,078	¥7,006	$70,660

Operating margin ratio (7)	3.0%	4.8%	6.1%	7.1%	4.2%

Net cash provided by (used in):
Operating activities	¥5,238	¥6,559	¥7,402	¥4,538	¥8,631	$87,049
Investing activities	1,974	1,805	(3,014)	(5,444)	(3,328)	(33,566)
Financing activities	(14,213)	39	(4,560)	(1,152)	(6,573)	(66,297)

(1)	The U.S. dollar amounts represent translation of yen amounts at the rate of ¥99.15 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2009.

(2)	“Value-added services” and “Other” of connectivity and value added services were combined and renamed as “Outsourcing services” as it is considered more suitable to combine the two together as one service to clearly indicate that they are services provided to customers for the purpose of operating a customers’ information network systems. Related to this change, “Connectivity and value-added services” were renamed as “Connectivity and outsourcing services”. Reclassifications to prior years have also been made to conform to the current year presentation.

(3)	“Systems construction” and “Systems operation and maintenance”, which were components of systems integration revenues, were separately disclosed to clarify the contents of Systems integration revenues. The same disclosure were done for the previous years to conform to the current year presentation.

(4)	“ATM operation business revenues” and “Cost of ATM operation business” were disclosed due to the increase in the materiality of the business. The same disclosure has been made to the previous year to conform to the current year presentation.

(5)	IIJ conducted a 1 to 5 stock split effective on October 11, 2005. The per share data is calculated based on the assumption that the stock split was made at the beginning of the fiscal year ended March 31, 2005.

(6)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure can be found in the following page.

(7)	Operating income as a percentage of total revenues.

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

	For the fiscal year ended March 31,
	2005	2006	2007	2008	2009
			(millions of yen)
Capital expenditures:
Acquisition of assets by entering into capital leases	¥4,434	¥3,843	¥2,665	¥4,222	¥4,015
Purchases of property and equipment	577	919	1,288	1,856	2,991

Total capital expenditures	¥5,011	¥4,762	¥3,953	¥6,078	¥7,006

Exchange Rates
     Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of IIJ shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of IIJ ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥99.15 per U.S. $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2009, the date of our most recent consolidated balance sheet contained in this annual report. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.
     The following table presents the noon buying rates for Japanese yen per U.S. $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low	Average(2)	Period-end

Fiscal year ended March 31, (1)
2005	¥114.30	¥102.26	¥107.28	¥107.22
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	113.61	99.85
2009	110.48	87.80	100.85	99.15

Calendar year 2009
January	¥94.20	¥87.80	¥90.12	¥89.83
February	98.55	89.09	92.92	97.74
March	99.34	93.85	97.86	99.15
April	100.71	96.49	98.92	98.76
May	99.24	94.45	96.64	95.55
June	98.56	95.19	96.58	96.42
July	96.41	92.33	94.30	94.54
August	97.65	92.82	94.90	92.82
September (through September 25, 2009)	93.09	89.83	91.54	89.83

(1)	For December 2008 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.
     The noon buying rate on September 25, 2009 was ¥89.83 per $1.00.

B. Capitalization and Indebtedness.
     Not required.
C. Reasons for the Offer and Use of Proceeds.
     Not applicable.
D. Risk Factors.
     You should carefully consider the following information, together with the other information contained in this annual report on Form 20-F, including our consolidated financial statements and the related notes, before making an investment decision. Any risks described below could result in a material adverse effect on our business, financial condition or results of operations.
We may not maintain our current level of revenues or achieve our expected revenues and profits in the future.
     Our business is principally conducted in Japan and most of our revenues are from customers operating in Japan. If the Japanese economy deteriorates or does not improve, and it results in significantly lower levels of network-related investment and expenditures, and corporate customers respond to conditions by prioritizing low prices over quality, or we experience cancellation of large accounts, it may become difficult to maintain our current level of revenues or achieve our expected revenues and profits, particularly in network systems construction.
     In addition to factors related to general economic conditions in Japan, we may not be able to maintain our current level of revenues and profits or achieve our expected levels of revenues and profits due to several other factors, including, but not limited to:
•	a decrease in revenues from our connectivity services because of lower unit prices per bandwidth and cancellation of large accounts, due, for example, to severe price competition,

•	lower revenue growth and lower margins if we fail to successfully differentiate our services from those of our competitors, if corporate customers put off or stop placing orders with us, if the number of systems construction projects decreases, or if the average revenues for each projects decreases,

•	an increase in backbone costs due to increased volume of Internet traffic and tightened demands for leasing backbone lines, or a decline in the profitability of connectivity services if we contract for more capacity than we actually require to serve our customers,

•	an increase in expenses for network infrastructure, research and development, back-office systems and other similar investments which we may be forced to make in the future in order to remain competitive, or an increase in expenses relating to the leasing of additional equipment and an increase in amortization and depreciation,

•	failure to control personnel and outsourcing costs, especially in our systems integration, if personnel and outsourcing costs increase, or we fail to manage outsourcing resource effectively or fail to cover outsourcing costs by raising enough revenues from outsourced projects,

•	an increase in SG&A costs, such as personnel expenses, advertising expenses and office rent expenses, in conjunction with our expected or planned or continued business expansion,

•	the recording of an impairment loss as a result of an impairment test on the non-amortized intangible assets such as goodwill that are recorded related to any mergers and acquisitions,

•	a decline in the value and trading volume of our holding of available-for-sale securities from which we expect gains on sale,

•	an impairment losses on available-for-sale securities, nonmarketable equity securities and funds,

•	the amount and timing of the recognition of deferred tax benefits or expenses resulting from a release or an increase of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and other temporary differences, and

•	a negative effect on our revenues and profits if newly established consolidated subsidiaries cannot achieve our expected levels of revenues or manage costs and expenses in a timely and adequate manner.
     Please see Item 5, “Operating and Financial Review and Prospects” for more detailed information concerning our operations and other results.

We may not be able to compete effectively, especially against competitors with greater financial, marketing and other resources.
     The major competitors of our connectivity and outsourcing services are major telecommunications carriers such as NTT Communications Corporation (“NTT Communications”) and KDDI Corporation (“KDDI”). Price competition for Internet connectivity services is still severe. For outsourcing services, price competition may also increase. This competition may adversely affect our revenues and profitability and may make it difficult for us to retain existing customers or attract new customers. The major competitors of our systems integration business are systems integrators, such as IBM Japan, Ltd., NEC Corporation, Fujitsu Limited, NTT Data Corporation and their affiliates. Our major competitors have the financial resources to reduce prices in an effort to gain market share. There is strong competition among systems integrators that may adversely affect our revenues and profitability. Even though the NTT Group, which is comprised of Nippon Telegraph and Telephone Corporation (“NTT”) and NTT Communications, is IIJ’s largest shareholder, we plan to continue to operate the company separately and independently from the NTT Group, and will therefore continue to compete with the NTT Group.
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
     In the past, we have invested in our group companies to expand our businesses and generate new businesses. As of August 2009, we have ten consolidated subsidiaries and four equity method investees. The financial performance of our consolidated subsidiaries affects our financial condition and results of operations directly and the financial performance of our equity method investees affects our financial condition and results of operations to the extent of our pro rata portion of our equity-method investments. There can be no assurance that we will be able to maintain or enhance the value or the performance of such companies in which we have invested or may invest in the future, or that we will achieve the returns or benefits from these investments. We may consider further reorganization of our group companies and there is no guarantee that we will be able to achieve the benefits that we expect from such reorganization. We may provide additional financial support in the form of loans, guarantees or additional equity investments in such companies. We may lose all or part of our investment in such companies if their value decreases as a result of their financial performance or if they go bankrupt. If our interests differ from those of other investors in entities over which we do not exercise control, we may not be able to enjoy synergies with the investees and it may adversely affect our financial condition and results of operations.
     In the fiscal years ended March 31, 2008 and 2009, IIJ has established four new subsidiaries; GDX Japan Inc. (“GDX”), Trust Networks Inc. (“Trust Networks”), On-Demand Solutions Inc. (“ODS”) and IIJ Innovation Institute Inc. (“IIJ-II”) to further expand our businesses. For these four new subsidiaries, IIJ has invested a total of ¥2.2 billion as of August 31, 2009. As they are in their early stages of business, there are no assurance whether they will be able to start their businesses as planned or if their businesses start up take longer than expected, we may need to provide them with additional financial support. If they cannot achieve our expected levels of revenues or manage costs and expenses in a timely and adequate manner or if they go bankrupt, it may adversely affect our financial condition and results of operations.

     Trust Networks, IIJ’s consolidated subsidiary established in July 2007, operates automated teller machines (“ATMs”) and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. During the fiscal year ended March 31, 2009, Trust Networks completed its field test of 10 ATMs operations and as of June 2009, it operates 26 ATMs placed in Japanese pinball shops (PACHINKO parlor). Trust Networks expects to introduce around 8,000 ATMs in four to five years from the fiscal year ending March 31, 2010. As of August 2009, IIJ has invested total of ¥1.3 billion in Trust Networks (73.8% share ownership). The ATM operation business, which is conducted by Trust Networks, is still in the course of its business start up and for the fiscal year ended March 31, 2009, it had ¥23 million of revenues and ¥399 million of gross loss. If Trust Networks is not able to introduce ATMs in accordance with its plan, or does not record ATMs’ withdrawing transactions as anticipated or incur unexpected additional costs, its business start up may take longer than planned and its losses would widen and it may not be able to achieve its future expected revenue and profit or it may become difficult to continue its business which may adversely affect our financial conditions and results of operations. If Trust Networks fails to secure lease arrangements for its ATMs, it would require additional cash to operate its business. If the placement of ATMs increases, our capital expenditures including capitalized leases may increase due to the leasing or purchasing of ATMs.
     IIJ’s substantial investment in Crosswave Communications Inc. (“Crosswave”), IIJ’s former equity method investee, became worthless due to Crosswave’s commencement of corporate reorganization proceedings. In August 2003, Crosswave filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan, and as a result of IIJ’s equity method net loss and an impairment loss taken in respect of IIJ’s investment in Crosswave, our net loss for the fiscal year ended March 31, 2003 was ¥15.6 billion, the highest net loss that we have ever experienced. In February 2006, IIJ invested ¥0.8 billion in Internet Revolution Inc. (“i-revo”), a joint venture that IIJ established with Konami Corporation, and i-revo is IIJ’s equity method investee. After the investment through the fiscal year ended March 31, 2009, we recorded total equity in net loss of i-revo of ¥0.7 billion.
If our systems integration revenues fluctuate or if we fail to execute our systems construction projects in a timely or satisfactory manner, our results of operations and financial condition may be adversely affected.
     Systems construction revenues, a one-time revenue, have a tendency to fluctuate from time to time compared to monthly recurring revenues from connectivity and outsourcing services and systems operation and maintenance due to the budget systems in Japan, of which many ends in March. If corporate investments decreases or if we fail to meet customer demands due to lack of sufficient number of qualified engineers or lack of sufficient task-management capabilities to execute the projects in a professional manner, corporate customers may put off or stop placing orders with us and we may not be able to record systems construction revenues and operating profit as expected. If we fail to execute the projects as contracted, our recognition of revenues may be delayed or lost altogether, we could be held liable for damages or we could be sued, which could in turn have an adverse impact on our reputation, results of operations and financial condition.
     Generally, systems construction projects are more difficult to be effectively controlled as they become larger in scale and if we fail to control costs such as personnel and outsourcing costs or to retain adequate personnel for the projects, or if we fail to calculate the necessary timeframe or the manpower to complete a project and the costs exceed the payment received from our customers, our results of operations and financial condition related to systems integration may be adversely affected.
We may have an impairment loss as a result of an impairment test on the intangible assets that are recorded related to mergers and acquisitions.
     As of March 31, 2009, the total balance of our intangible assets was approximately ¥5.8 billion, of which ¥5.5 billion was non-amortized intangible assets: ¥4.3 billion related to IIJ-Technology Inc. (“IIJ-Tech”), ¥0.4 billion related to hi-ho Inc. (“hi-ho”), ¥0.3 billion related to Net Care Inc. (“Net Care”), ¥0.2 billion related to IIJ Financial Systems Inc. (“IIJ-FS”), and ¥0.2 billion related to Trust Networks. Amortized intangible assets related to hi-ho as of March 31, 2009 was ¥0.2 billion. The amount of our intangible assets may increase if we conduct mergers, acquisitions or investments in affiliates in the future. We conduct an impairment test by each of our reporting unit and if the business operations for each of our reporting unit are adversely affected by factors such as significant adverse changes in their business climate and others, we may have an impairment loss as a result of an impairment test on intangible assets such as goodwill. The realization of any impairment losses on intangible assets may result in material adverse effects on our financial condition and results of operations.

If we fail to attract and retain qualified personnel, we may not be able to achieve our expected business growth.
     Our network, services, products and technologies are complex, and as a result, we depend heavily on the continued service from our engineering, research and development, and other personnel. As our business grows, we need to hire additional engineering, research and development, and other personnel. In particular, in order to continue to increase our revenues from outsourcing services and systems integration, we require more sales and engineering personnel to achieve our expectations. We are not sure that we will be able to retain or attract such personnel and control human resources costs adequately. Competition for qualified engineering, research and development personnel is intense in the telecommunications service industry in Japan, and there is a limited number of personnel with the necessary knowledge and experience we require. None of our employees are bound by any employment or noncompetition agreement. The realization of any or all of these risks may result in a failure to achieve our expected business growth.
Our business may be adversely affected if our network suffers interruptions, errors or delays.
     Interruptions, errors or delays with respect to our network may be caused by human errors or natural factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, human error, computer viruses and other similar events. Much of our computer and networking equipment and the lines that make up our network backbones are concentrated in a few locations that are in earthquake-prone areas. Any disruption, outages, or delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage and decreased consumer confidence in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.
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
     We have limited operational, administrative and financial resources, which could be inadequate to sustain the growth we want to achieve. As the number of our customers and their Internet usage increases, as traffic patterns change and as the volume of information transferred increases, we will need to increase expenditures for our network and other facilities, including data center facilities in the future, in order to adapt our services and to maintain and improve the quality of our services. If we are unable to manage our growth and expansion adequately, the quality of our services could deteriorate and our business may suffer. We may also need to increase office rent expenditures along with our business expansion. If we are unable to prepare our network and other facilities in a timely manner to meet our customers’ demand or our business expansion, we may miss growth opportunities or may be obliged to bear higher costs to prepare our network and other facilities.
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
     Our future success depends on the continued service of our executive officers, particularly Mr. Koichi Suzuki, who is IIJ’s president, chief executive officer and representative director, as well as the president and chief executive officer and representative director of IIJ’s major subsidiaries. We rely in particular on his expertise in the operation of our businesses and on his relationships with our shareholders, the shareholders of the IIJ Group companies, our business partners and our employees. None of our executive officers, including Mr. Suzuki, is bound by an employment or noncompetition agreement.
The amounts and timing of recognition of deferred tax benefits or expenses related to tax operating loss carryforwards may adversely affect our financial results.
     As of March 31, 2009, we had tax operating loss carryforwards related to corporate tax of ¥10.1 billion. The loss carryforwards are available to offset future taxable income and a large portion of tax operating loss carryforwards will expire in the period ending March 31, 2011 (see Note 10 to our consolidated financial statements). We recorded ¥0.6 billion of deferred tax expenses for the fiscal year ended March 31, 2009. As of March 31, 2009, we had deferred tax asset (current) of ¥0.8 billion and deferred tax asset (noncurrent) of ¥2.3 billion, respectively, which will result in deferred tax expense in the future. If there are changes in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years, a release or an increase of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and other temporary differences would result in the decrease or increase in deferred tax expense which may affect our financial condition and results of operations.
Fluctuations in the stock prices of companies or impairment losses on stocks of companies in which we have invested may significantly influence our financial condition.
     We have invested in non-affiliated companies in order to further our business relationships with those companies. We have also invested in available-for-sale equity securities and in funds which invest mainly in unlisted stocks. We recorded net impairment losses of ¥0.5 billion on nonmarketable and available-for-sale equity securities in the fiscal year ended March 31, 2009. The book value of available-for-sale securities was ¥0.7 billion, nonmarketable equity securities was ¥0.9 billion and funds was ¥0.4 billion as of March 31, 2009, respectively. We may acquire additional securities of non-affiliated companies. However, the book value can decline significantly due to changes in the financial condition of non-affiliated companies, general economic conditions in Japan or fluctuations in the Japanese stock markets. Fluctuations in the value of securities in which we have invested may affect our financial results. In addition, should we choose to sell all or a portion of these shares, it is not certain that we will be able to do so on favorable terms.
NTT, IIJ’s largest shareholder, could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of our other shareholders.
     NTT and its affiliates owned 30.0% of IIJ’s outstanding voting shares as of March 31, 2009. As IIJ’s largest shareholder, NTT may be able to exercise substantial influence over us. As of June 26, 2009, IIJ had one outside director, Mr. Takashi Hiroi, from NTT among IIJ’s 14 directors. While we intend to conduct our day-to-day operations independently of NTT and its group companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interests, which may not be in our interest or that of other shareholders.

We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.
     We rely on telecommunications carriers such as NTT Communications and KDDI for a significant portion of our network backbone and Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph Telephone West Corporation (“NTT West”) and KDDI for local access lines for our customers. We procure significant portions of our network backbone and data center facilities pursuant to operating lease agreements with NTT Communications, our largest provider of network infrastructure. For the fiscal year ended March 31, 2009, 69.2% in costs for our domestic network backbone was for NTT Communications. For us to provide broadband mobile data communications as a Mobile Virtual Network Operator (“MVNO”), we depend on mobile network operators. We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.
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
In the event we need to raise capital, we may issue additional shares of IIJ’s common stock or securities convertible into IIJ’s common stock, which may cause shareholders to incur substantial dilution.
     IIJ may raise additional funds in the future to raise additional working capital and for other financial needs. IIJ issued 12,500 new shares of IIJ’s common stock along with IIJ’s listing on the Mothers market of the Tokyo Stock Exchange in December 2005, after conducting a 1 to 5 split of our shares of common stock in October 2005. On May 11, 2007, IIJ issued 2,178 shares of common stock to make IIJ’s two consolidated subsidiaries wholly-owned through share exchanges. If IIJ choose to raise such funds from the issuance of equity shares of IIJ’s common stock or securities convertible into IIJ’s common stock, existing shareholders may incur substantial dilution.

Item 4. Information on the Company.
A. History and Development of the Company.
     IIJ is incorporated in Japan as a joint stock corporation under the name Internet Initiative Japan Inc. IIJ was incorporated in December 1992 and operate under the laws of Japan.
     IIJ began its operations in July 1993, making IIJ one of the first commercial providers in Japan to offer Internet connectivity services. In February 1994, IIJ acquired a Type II Telecommunications license, which enables IIJ to operate IIJ’s own international backbone networks. The main services that IIJ and the Group offers are Internet connectivity services, outsourcing services, systems integration and equipment sales. The Group offers our services and solutions directly to our customers and also work closely together as a Group in providing total network solutions to our customers. In addition, the Group entered the ATM operation business through our consolidated subsidiary, Trust Networks, which we established in July 2007. For descriptions and the history of the Group, see “Our Group Companies” in Item 4.B.
     IIJ became a public company in August 1999 with IIJ’s initial public offering of ADSs on the Nasdaq National Market. On December 2, 2005, IIJ listed on the Mothers market of the Tokyo Stock Exchange (“TSE”). In connection with the listing, IIJ issued 12,500 new shares of common stock for an amount of ¥6.0 billion. As IIJ conducted a 1 to 5 split of IIJ’s shares of common stock on October 11, 2005, the total number of IIJ’s issued shares of common stock increased to 204,300. On December 14, 2006, IIJ moved to the First Section of the TSE for IIJ’s listing in Japan, without the issuance of new shares. On May 11, 2007, IIJ made IIJ-Tech and Net Care our 100% owned consolidated subsidiaries through share exchanges. In regard to this, IIJ issued 2,178 new shares of common stock and as a result, the total number of IIJ’s issued shares of common stock increased to 206,478.
     IIJ’s head office is located at Jinbo-cho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan, and IIJ’s telephone number at that location is (813) 5259-6500. IIJ’s agent in the United States is IIJ America Inc. (“IIJ America”), 1211 Avenue of the Americas, Suite 2900, New York, New York 10036 and the telephone number at that location is (212) 440-8080. IIJ has a web site that you may access at http://www.iij.ad.jp/en/. Information contained on IIJ’s web site does not constitute part of this annual report on Form 20-F.
     For a discussion of capital expenditures and divestitures currently in progress and those for the past three years, see “Capital Expenditures” in Item 4.B.
B. Business Overview.
     The Group offers a comprehensive range of Internet connectivity services, outsourcing services and network integration to our customers in Japan. We believe our services provide efficient and reliable solutions to our customers on one of the most advanced and reliable Internet networks available in Japan. Our services are based upon high-quality networking technology tailored to meet specific needs and demands of our customers.
     We offer, together with other companies or independently, a variety of services to our customers, mainly corporate and governmental organizations, as total network solutions through a single source. Our primary services are our connectivity services, outsourcing services, systems integration and equipment sales. Our connectivity services includes full-spec IP service with bandwidth ranging from 64 kbps up to 10 Gbps, low-cost broadband services such as optical and/or ADSL lines which are mainly used to connect branch offices, and mobile access services. Our outsourcing services include security-related outsourcing services that protect our customer network systems from unauthorized access and secure remote connections to internal networks, network-related outsourcing services such as router rental and Virtual Private Network (“VPN”), server-related outsourcing services such as web server hosting and e-mail security service, and data center-related outsourcing services. Our systems integration includes systems construction and systems operation and maintenance. Systems construction are tailored to meet each of our customers’ requirements, which include consulting, project planning, systems design and construction of network systems, and sales of equipment and software purchased from third parties. Systems operation and maintenance revenues include systems construction-related maintenance, monitoring and other operating services. We aim to be the leading supplier of total network solutions in Japan.
     In addition, we entered the ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. During the fiscal year ended March 31, 2009, Trust Networks completed its field test of 10 ATMs operations. As of June 30, 2009, Trust Networks operates 26 ATMs and aims to introduce around 8,000 ATMs in four to five years from the fiscal year ending March 31, 2010.
     Starting from the fiscal year ended March 31, 2009, we have disclosed revenues and costs for the ATM operation business for fiscal years ended March 31, 2008 and 2009 because the amount of losses related to their business has become materially large.

     Currently, we have two segments: Network services and systems integration business and ATM operation business. Network services and systems integration business is comprised of: connectivity and outsourcing services, systems integration and equipment sales.
     The table below provides a breakdown of the total revenues and percentage by services among our services over the past three fiscal years. Most of our revenues are generated in Japan and are denominated in Japanese yen.

	For the fiscal year ended March 31,
	(millions of yen except for percentage data)
	2007		2008		2009
Connectivity services	13,208	23.2%	17,579	26.3%	19,680	28.2%
Outsourcing services	11,145	19.5%	13,724	20.5%	15,396	22.1%
Systems construction	16,660	29.2%	18,021	27.0%	14,658	21.0%
Systems operation and maintenance	13,867	24.3%	15,993	23.9%	18,989	27.3%
Equipment sales	2,175	3.8%	1,514	2.3%	985	1.4%
ATM operation business	—	—	4	0.0%	23	0.0%
Total revenues:	57,055	100.0%	66,835	100.0%	69,731	100.0%
Connectivity Services
     We offer two categories of Internet connectivity services: connectivity services for corporate use and connectivity services for home use. Connectivity services for corporate use are based mainly on dedicated local-line connections provided by telecommunications carriers between our backbone and customers. Connectivity services for home use mainly require customers to connect to our points of presence (“POPs”) through the publicly-switched telephone network or variety of broadband access services, such as ADSL and optical lines. The last-one mile access such as dedicated access, ADSL, fiber optic, Ethernet and others are provided by large telecommunications carriers such as NTT East and West, NTT DoCoMo, Inc. (“NTT Docomo”) and others.
     Starting from fiscal year ended March 31, 2009, we have launched a broadband mobile data communication service as a mobile virtual network operator. Such new service provides inexpensive high-speed, high-capacity last-one mile access, and we will continue to introduce new variations to our Internet connectivity service to accommodate such developments.
     The following table shows the number of our connectivity service subscribers as of the dates indicated:

	As of March 31,
	2005	2006	2007	2008	2009

Connectivity services (corporate use) (1):
IP Service (-99 Mbps)	749	739	751	855	938
IP Service (100 Mbps — 999 Mbps)	90	117	161	201	225
IP Service (1 Gbps —)	24	40	63	70	94
IIJ Data Center Connectivity Service	231	247	282	288	298
IIJ FiberAccess/F and IIJ DSL/F (Broadband Services)	9,873	13,297	16,418	23,539	26,023
Others (1)	2,423	1,760	1,618	3,002	21,224

Total connectivity service (corporate use) contracts	13,390	16,200	19,293	27,955	48,802
Connectivity services (home use) :
Under IIJ Brand	65,921	60,525	55,907	51,051	46,901
hi-ho	—	—	—	189,700	179,786
OEM (2)	625,908	568,307	476,483	232,515	216,725

Total connectivity service (home use contracts)	691,829	628,832	532,390	473,266	443,412

(1)	Includes IIJ Mobile Service.

(2)	OEM services provided to other service providers.

Connectivity Services for Corporate Use
     Our lineup of connectivity services for corporate use includes: IP Service, IIJ Data Center Connectivity Service, IIJ FiberAccess/F and IIJ DSL/F (Broadband Services), dial-up services and IIJ Mobile service.
•	IP Service and Data Center Connectivity Service. Our IP Service and Data Center Connectivity is a full-scale, high-speed access service that connects the customer’s network to our backbone with dedicated access lines. The services are used mainly for corporate headquarters or data centers, where reliable network service is indispensable. The customer chooses the level of service it needs based upon its bandwidth requirements. As of August 2009, we offer service at speeds ranging from 64 kbps to 10 Gbps.

We believe that as business customers continue to increase their use of the Internet as their business tool and increasingly rely on the Internet, our Internet connectivity service will continue to be the foundation of our total network solutions offerings.

Subscribers pay a monthly fee for the leased local access line from the customer’s location to one of our POPs. The amount of this fee varies depending on the carrier, the distance between the customer’s site and our POPs and its contracted bandwidth. We collect the local access fee from the customer and pay the amount to the carrier. While we prepare and arrange the leased access lines on behalf of customers under our name, the usage fee collected from the customer and paid to the carriers is recorded gross in our consolidated financial statements.

For our IP Service, we offer Service Level Agreements (“SLA”) to our customers to better define the quality of services our customers receive. We were the first ISP in Japan to introduce this type of agreement. We are able to offer these SLA due to our high quality and reliable network. Our SLA provide customers with credit against the amount invoiced for the services if our service quality fails to meet the prescribed standards. Subscribers to our IP Service receive technical support 24 hours a day and seven days a week. We guarantee the performance of the following elements under our SLA:
•	100% availability of our network,

•	the maximum average latency, or time necessary to transmit a signal, between designated POPs, and

•	prompt notification of outage or disruption.
•	IIJ FiberAccess/F and IIJ DSL/F (Broadband Services). IIJ FiberAccess/F and IIJ DSL/F are broadband Internet connectivity services that uses “FLET’S” services for fiber optic access and ADSL access provided by NTT East and West and others allowing service on a best-efforts basis. The services are used mainly to connect branch offices and headquarters. We support this service by providing guarantees of latency rates under SLA.

•	Dial-up Access Services. We offer a variety of dial-up access services for corporate use. Our dial-up services allow employees that are out of the office or frequent travelers, to access the Internet or their own internal networks through one of our POPs or through our roaming access points. When accessing their internal network, for security purposes, it is usually accessed using the VPN function that is provided by our outsourcing services or systems integration. Our main dial-up access services are our IIJ Dial-up Advanced, Enterprise Dial-up IP Service and IIJ Dial-up Standard.

•	IIJ Mobile Service. This service, launched in January 2008, provides wireless broadband Internet connectivity exclusively for corporate customers as a MVNO. We use the wireless networks of NTT DoCoMo and EMOBILE (“EMOBILE Ltd.”) for mobile access network.

•	Other Internet connectivity services. We offer, other than the services mentioned above, IIJ ISDN/F and IIJ Line Management/F service, which the former provides dedicated Internet access for ISDN lines and the latter the procurement of “FLET’S” services on behalf of customers.
Connectivity Services for Home Use
     We offer connectivity services for home use such as IIJ4U, IIJmio, and hi-ho. IIJmio has a variety of Internet connectivity services, such as IIJmio DSL/DF Service, IIJmio FiberAccess/DF Service, IIJmio DSL/SF Service, IIJmio FiberAccess/DC Service, IIJmio FiberAccess/SF Service and IIJmio MobileAccess Service, depending on the type of local access. Connectivity services for home use under the hi-ho brand, which we acquired in June 2007, are similar to IIJ4U. We also offer OEM services for other network operators. In December 2008, IIJmio and hi-ho introduced wireless broadband Internet connectivity service.

Outsourcing Services
     Our customers are increasingly seeking additional network-related services, in addition to Internet connectivity. We provide our customers with a broad range of outsourcing services such as security-related, network-related, server-related and data center-related outsourcing services.
     We believe that business customers will increasingly rely on outsourcing services for costs reduction, improve productivity and to rely on the outside expertise for a reliable network-related operation. Therefore, we will continue our efforts on improving our services with new features and enhancing the line ups by creating new services with our Internet expertise on a timely manner.
     Our outsourcing services include:
•	Security-related outsourcing services. We offer services that protect customers’ internal network systems from unauthorized access and secure remote connections to the internal networks such as, IIJ DDoS Solution Service, IIJ Security Scan Service, IIJ Managed IPS Service, IIJ Managed Firewall Service and IIJ Secure Remote Access. We were the first ISP in Japan to provide firewall services, which we introduced in 1994.

•	Network-related outsourcing services. We offer Internet-VPN and router rental services such as, IIJ Internet-LAN Service, IIJ SMFsx Service, IIJ Managed VPN PRO Service, SEIL Rental Service and Managed Router Service. IIJ SMFsx Service is based on the patent technology, the SEIL Management Framework (“SMF”) which enables centralized management of network-configuration, administration and maintenance, reducing both configuration and maintenance time and costs for large-scale network construction.

•	Server-related outsourcing services. We offer services such as web hosting, e-mail hosting, document storage and streaming services. Currently, the main service line ups are, IIJ Secure MX Service, IIJ Secure Web Gateway Service, IIJ Document Exchange Service, IIJ Download Site Service, IIJ URL Filtering Service, IIJ DNS Service and Streaming Service.

•	Data center-related services. We offer, IIJ data center facility services, IIJ data center connectivity services and management and monitoring services. Our Internet data center facility services are co-location services which allow companies to house their servers and routers off-site on our premises. Our Internet data center facilities are leased from third parties such as NTT Communications and are equipped with robust security systems, 24-hours-a-day non-stop power supplies and fire extinguishing systems, and have earthquake-resistant construction and high-speed Internet connectivity with IIJ backbones. We also offer basic monitoring and maintenance services for the equipment. This service enhances reliability because we provide 24-hours-a-day monitoring and have specialized maintenance personnel and facilities. We offer management and monitoring services tailored to our customers’ requirements.

•	Other services. Other than the above, we offer customer support and help desk solutions, IP Phone service and other services.
Systems Integration
     Our systems integration consists of systems construction and systems operation and maintenance. Systems construction are tailored to meet each of our customers’ requirements, which include consulting, project planning, systems design and development of network systems. Our systems construction mainly focuses on Internet business systems and Intranet and Extranet corporate information systems. We have built a strong record in various business fields.
     Examples of systems construction are:
•	connecting over a hundred locations such as gas stations, bank branches and retail shops via Internet-VPN, transmission of data over the Internet,

•	outsourcing of large scale e-mail servers or systems to detect or delete e-mails with viruses or spam or record all e-mails incoming to and outgoing from customers,

•	online brokerage systems for securities firms,

•	outsourcing of websites for online businesses,

•	re-construction of overall corporate network systems suited to increased traffic data,

•	voice over IP systems to transmit voice among customer branch offices over the Internet,

•	construction of wireless local area networks (“LAN”), and

•	consultation on corporate network security.

     In the planning phase of a systems construction project, we form special project management teams for the project. We analyze and design the customer’s network and systems with three engineering focuses: reliability, flexibility and extendibility.
     In the network systems construction phase, we procure equipment such as servers and manage application development and software programming tasks which are, depending on the size of the project, outsourced to third parties. Network systems constructions are generally provided together with our connectivity and outsourcing services.
     In the operation phase, by utilizing data center facilities directly linked to our network, we provide a range of outsourcing services, which take maximum advantage of the Internet system, network operation and management know-how of the IIJ Group companies. Rather than simply looking after the customer’s servers and equipments, we take care of the customer’s entire computing environment, as well as custom-designed monitoring systems and provide around-the-clock operation and management services. These outsourcing services enable customers to free themselves from the burden of operating the network systems, which demands professional operation and maintenance to ensure prompt and flexible responses to unexpected system problems.
     We also provide our customers with basic, easy-to-order systems integration, which we refer to as IBPS, including provision of network resources such as network equipment, data storage systems, network monitoring and systems operation management, on demand and on a monthly basis, therefore enabling our customers to launch their internal network system securely and cost effectively.
Equipment Sales
     In addition to the connectivity and outsourcing services and systems integration, we sell third-party equipment to meet the one-stop needs of our customers together with our in-house developed router, the “SEIL Series”.
     SEIL Series. Our high-end in-house developed router, the “SEIL Series” was first released in October 2001. Currently there are; SEIL/B1, SEIL/X, SEIL/Turbo, SEIL/Plus, SEIL/128. With the SMF feature, which provides auto-configuration features, it enables customers to create a VPN network by simply connecting the network into SEIL WAN interface.
ATM Operation Business
     The ATM operation business is conducted by our consolidated subsidiary, Trust Networks which operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. During the fiscal year ended March 31, 2009, Trust Networks completed its field test of 10 ATMs operations and as of June 30, 2009, it operates 26 ATMs placed in Japanese pinball shops (PACHINKO parlor). Trust Networks aims to introduce around 8,000 ATMs in four to five years from the fiscal year ending March 31, 2010.
Network
     Our network is one of our most important assets. We have developed and currently operate a high-capacity network that has been designed to provide reliable, high-speed, high-quality Internet connectivity services. The Internet network that we have created extends throughout Japan and to the United States.
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

Backbone
Leased lines
     Our network is anchored by our extensive Internet backbone that extended throughout Japan and to the United States. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity. As of August 2009, the total capacity between Japan and the United States was 40.8Gbps.
     We lease high-capacity, high-speed digital transmission lines in Japan from various carriers. The table below shows our backbone cost.
Backbone Cost

	For the fiscal year ended March 31,
	2005	2006	2007	2008	2009
Backbone cost (thousand yen)	¥3,550,885	¥3,516,322	¥3,515,934	¥3,469,717	¥3,692,286
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
Points of Presence.
     POPs are the main points at which our customers connect to our backbone. We provide Internet connectivity from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of August 2009, we operate 11 primary POPs for dedicated access and one universal POP for nationwide dial-up access in Japan. The universal POP can be accessed from anywhere in Japan with the minimum local telephone charge.
     Many of our POPs are located in the same facilities where other major carriers and ISPs have their POPs, in facilities of various carriers in Japan like NTT Communications and KDDI. We mainly lease the physical space. We maintain our routers and other networking equipment at these POPs. Our POPs are in, or in close proximity to, the same buildings in which the switches and routers of these carriers and ISPs are located enabling quick and easy interconnection of our equipment with theirs.
Internet Data Centers.
     As of August 2009, we operate 15 Internet data centers in Japan which we use to offer our outsourcing data center services, five in Tokyo, two in Yokohama, and one each in Saitama, Osaka, Sapporo, Sendai, Kawaguchi, Nagoya, Kyoto and Fukuoka. These data centers are specifically designed for application hosting, co-location services and high capacity access to our networks. These data centers are mainly leased from NTT Communications, ITOCHU Techno-Solutions Corporation, and KDDI.
     These data centers have 24-hours-a-day, seven-days-a-week operations and security and are equipped with uninterruptible power supplies and backup generators, anti-seismic damage precautions, fire suppression equipment and other features to optimize our ability to offer high-quality services through these data centers.
Network operations center and technical and customer support.
     Our NOC in Tokyo operates 24 hours a day and seven days a week. From our NOC, we monitor the status of our network, the traffic on the network, the network equipment and components and many other aspects of our network including our customers’ dedicated access lines leased from carriers. From our NOC, we monitor our networks to ensure that we meet our commitments under our SLA.

Our Group Companies
     We offer our services directly and with our group companies. As of August 2009, we had ten consolidated subsidiaries and four equity method investees, which all, except for IIJ-A and i-Heart Inc. (“i-Heart”), are incorporated under the laws of Japan. IIJ-A is incorporated under the laws of the state of California and the United States of America, and i-Heart is incorporated under the laws of Republic of Korea. The financial results of our consolidated subsidiaries shown in this section are prepared under generally accepted accounting principles in Japan, except for IIJ-A. Our group companies work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and market our services and products together as a group. However, our group companies specialize in different aspects of the Internet and networking. Our customers’ main point of contact is IIJ itself. We then draw upon the resources and special capabilities of the group companies to offer total Internet solutions.
     The ATM operation business is conducted by Trust Networks.
     The table below sets out our group companies, including our subsidiaries and equity method investees and our direct and indirect ownership of each of them as of August 2009:

	Jurisdiction of	Proportion of ownership
Company Name	Incorporation	and voting interest
Consolidated Subsidiaries:
IIJ Technology Inc.	Japan	100.0%
Net Care, Inc.	Japan	100.0%
IIJ Financial Systems Inc.	Japan	100.0%
Net Chart Japan Inc.	Japan	100.0%
hi-ho Inc.	Japan	100.0%
On-Demand Solutions Incorporated	Japan	100.0%
IIJ Innovation Institute Inc.	Japan	100.0%
Trust Networks Inc.	Japan	73.8%
GDX Japan Inc.	Japan	60.2%
IIJ America Inc.	U.S.A.	100.0%
Equity method investees:
Taihei Computer Co., Ltd.	Japan	45.0%
Internet Multifeed Co.	Japan	31.0%
Internet Revolution Inc.	Japan	30.0%
i-Heart Inc.	Republic of Korea	28.6%
IIJ Technology Inc.
     IIJ-Tech is an important element in our provision of total network solutions to our customers. IIJ-Tech provides systems construction and systems operation and maintenance. IIJ-Tech assists customers in consultation, network and system design, project management and implementation of network systems such as web systems and e-mail systems for ISP’s.
     In May 2007, IIJ made IIJ-Tech wholly-owned through a share exchange. Before the share exchange, IIJ’s ownership in IIJ-Tech increased to 95.2% as of April 2007 through the purchase of IIJ-Tech shares from IIJ-Tech’s minority shareholders.
     IIJ-Tech had revenues of ¥25.5 billion and operating income of ¥0.8 billion for the fiscal year ended March 31, 2009. As of March 31, 2009, IIJ-Tech had 461 full-time employees, 17 of whom were seconded from IIJ.
Net Care, Inc.
     Net Care provides a broad array of support services, from monitoring and troubleshooting to network operations, Data Center operations and an end-user help desk.
     In May 2007, IIJ made Net Care a wholly-owned subsidiary through a share exchange. Before the share exchange, IIJ’s ownership in Net Care increased to 92.5% as of April 2007 through the purchase of Net Care shares from Net Care’s minority shareholders.
     Net Care had revenues of ¥3.9 billion and operating income of ¥0.3 billion for the fiscal year ended March 31, 2009. As of March 2009, Net Care had 286 employees, 11 of whom were seconded from IIJ.

IIJ Financial Systems Inc.
     IIJ-FS is a company wholly-owned by IIJ-Tech, whose business was acquired from Yamatane Co., Ltd. in October 2004. IIJ-FS provides systems integration for securities trading systems.
     IIJ-FS became IIJ’s wholly-owned consolidated subsidiary through indirect ownership due to the fact that it is wholly-owned by IIJ-Tech and IIJ-Tech became IIJ’s wholly-owned subsidiary in May 2007.
     IIJ-FS had revenues of ¥5.6 billion and operating income of ¥0.8 billion for the fiscal year ended March 31, 2009. As of March 31, 2009, IIJ-FS had 87 employees.
Net Chart Japan Inc.
     Netchart Japan Inc. (“NCJ”) was established in August 2006 as a company wholly-owned by IIJ. NCJ commenced its business operations after it succeeded the business operations of Net Chart Japan Corporation in October 2006. NCJ provides network construction services that are mainly related to Local Area Networks, such as installation and configuration of equipment, wiring following network installation, and installation and operation support for applications.
     NCJ had revenues of ¥1.5 billion and operating loss of ¥14 million for the fiscal year ended March 31, 2009. As of March 31, 2009, NCJ had 43 employees.
hi-ho Inc.
     hi-ho is a company wholly-owned by IIJ. In June 2007, IIJ acquired 100% of the equity of hi-ho from Panasonic Network Services Inc. (“PNS”) to take over PNS’s Internet service business for personal users and its solution business for corporate customers. A portion of the solution business for corporate customers were transferred to IIJ-Tech in April 2008. IIJ had additionally invested ¥0.3 billion as of March 2009.
     hi-ho had revenues of ¥5.2 billion and operating income of ¥26 million for the fiscal year ended March 31, 2009. As of March 31, 2009, hi-ho had 32 employees, 10 of whom were seconded from IIJ.
On-Demand Solutions Incorporated
     In April 2008, IIJ invested ¥130 million in and established ODS as our wholly-owned consolidated subsidiary to provide print-on-demand and related services.
IIJ Innovation Institute Inc.
     In June 2008, IIJ invested ¥100 million in and established IIJ-II as our wholly-owned consolidated subsidiary, which engages in research and development of Internet-related basic technology development and its business incubation. Additional ¥50 million was invested as of March 2009. On July 1, 2009, IIJ Research Laboratory was transferred into IIJ-II to strengthen the Group research and development by reclassifying the Group research and development organization.
Trust Networks Inc.
     In July 2007, IIJ invested ¥15 million in Trust Networks. In October 2007, IIJ additionally invested ¥485 million in to Trust Networks and as a result, Trust Networks became our consolidated subsidiary. IIJ had additionally invested ¥975 million from April 2008 to August 2009.
     Trust Networks operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. During the fiscal year ended March 31, 2009, Trust Networks completed its field test of ATMs operations. As of June 30, 2009, Trust Networks operated 26 ATMs .
     Trust Networks recorded revenue of ¥23 million and operating loss of ¥715 million for the fiscal year ended March 31, 2009. As of March 31, 2009, Trust Networks had 10 employees, five of whom were seconded from us.
GDX Japan Inc.
     In April 2007, IIJ and GDX Network, Inc., a company incorporated in the United States, established a joint venture company, GDX, to provide a message exchange network service in Japan. IIJ invested ¥300 million in GDX and GDX became our consolidated subsidiary. IIJ had additionally invested ¥115 million from April 2008 to August 2009.
     GDX recorded operating loss of ¥175 million for the fiscal year ended March 31, 2009.

IIJ America Inc.
     IIJ-A is a U.S.-based ISP, catering mostly to U.S.-based operations of Japanese companies.
     Reflecting the fact that IIJ-Tech, IIJ-A’s minority shareholder with 8.7% ownership, became wholly-owned by us on May 11, 2007, IIJ-A became our wholly-owned consolidated subsidiary.
     IIJ-A had revenues of $12 million and operating income of $0.07 million for the fiscal year ended December 31, 2008. As of March 31, 2009, IIJ-A had 28 employees, five of whom were seconded from IIJ.
Taihei Computer Co., Ltd.
     In July 2007, IIJ invested ¥235 million in Taihei Computer Co., Ltd., (“TCC”), one of the subsidiaries of Hirata Corporation, which manages customer loyalty reward program systems. As a result of this investment, TCC became our equity method investee with a 45.0% ownership.
Internet Multifeed Co.
     Internet Multifeed Co. (“Multifeed”) provides the location and facilities for directly connecting high-speed Internet backbones with content servers to make distribution on the Internet more efficient. Its technology was developed jointly with the NTT Group. Multifeed launched a new IX (Internet eXchange — where major ISPs exchange network traffic) service named JPNAP Tokyo 1 in Tokyo in May 2001 and expanded the service to Osaka in December 2001. Multifeed launched a new IX service named JPNAP Tokyo II in Tokyo in April 2008. We account Multifeed as an equity method investee with a 31.0% ownership.
Internet Revolution Inc.
     In February 2006, IIJ and Konami Corporation established a joint venture company, i-revo, to operate comprehensive sites. IIJ invested ¥750 million in i-revo. We account i-revo as an equity method investee with a 30.0% ownership.
i-Heart Inc.
     In May 2000, we entered into the i-Heart joint venture with South Korean companies with a total investment by us of ¥89 million. i-Heart is our equity method investee (28.6% ownership).
Capital Expenditures
     The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three years.

	For the fiscal year ended March 31,
	2007	2008	2009
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥3,953	¥6,078	¥7,006

(1)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures”.
     Most of our capital expenditures relate to the expansion and improvement of our existing network, including the installation of the routers and servers necessary to offer services on our network. Capital expenditures, including capitalized leases for fiscal year ended March 31, 2009 were ¥7.0 billion, larger than the previous fiscal years largely because of the upgrade in backbone routers, which comes once in every four or five years and new investments for back-office systems.
     We believe that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2010 related to our network services and systems integration business will be lower than the amount for the fiscal year ended March 31, 2009. If the ATM operation business start up in accordance with its plan, additional capital expenditures, including capitalized leases related to the placement of ATMs are expected. In total, we expect that our capital expenditures, including capitalized leases, for the fiscal year ended March 31, 2010 to slightly increase from the amount from the previous fiscal year.
     We recorded losses on disposal of property and equipment of ¥151 million, ¥72 million and ¥443 million for the fiscal years ended March 31, 2007, 2008 and 2009, respectively. The losses for the fiscal year ended March 31, 2007 and 2008 were mainly due to disposal of software such as for back-office systems, and network equipment related to the closing of a network operation center. The losses for the fiscal year ended March 31, 2009 increased as there were disposal of network equipment and software due to the cancellation from a certain large customer and the discontinuance in some services.

Seasonality
     See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues, including related equipment sales revenues”.
Sales and Marketing
     Our sales headquarter is in Tokyo. In addition, we have ten branch or sales offices in Osaka, Nagoya, Fukuoka, Sapporo, Sendai, Toyama, Hiroshima, Yokohama, Toyota and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2009, we had 298 people working in sales and marketing.
     IIJ organizes its sales personnel into four distinct, separate departments: the Sales Department, the Marketing Planning and Development Division, the Operation Management and Coordination Division, and Strategic Sales.
     Also, its Sales Department is divided into seven divisions:
•	Five divisions focus on its total network solutions and work with large corporate clients, including financial institutions, manufacturers, retail companies and others. In order to provide total network solutions, personnel in its sales divisions work closely with other IIJ Group companies such as IIJ-Tech as well as with other non-IIJ Group companies.

•	One division focuses on total network solutions and works with governmental institutions, and universities and other schools.

•	One division focuses on developing and strengthening partnerships with sales agents, including large telecommunications carriers and systems integrators to expand our marketing reach.
     In addition, IIJ has sales personnel in the branch or sales offices indicated above.
     IIJ’s Marketing Planning and Development Division mainly makes and conducts promotion plans on IIJ’s products and services. IIJ’s Operation Management and Coordination Division handles administrative issues. Strategic Sales is responsible for the planning and management on the sales figures, processes and other information.
Customers
     We had approximately 6,500 business and other institutional customers and approximately 440,000 individuals, which includes individuals subscribing to OEM services, as of March 31, 2009. Our main customers continue to be major corporations, including ISPs.
Research and Development
Research and Development Organization
     Our research and development are conducted by IIJ Research Laboratory, IIJ-II and other departments.
     IIJ Research Laboratory. IIJ Research Laboratory was established as a research organization of IIJ in April 1998 to engage in the research and development of new basic network technologies. Through our IIJ Research Laboratory, we participate in various research and development activities in cooperation with organizations from the private and academic sectors to promote the deployment and implementation of IPv6. IIJ Research Laboratory is also engaged in the research and development activities related to e-mail technologies and network traffic analysis. On July 1, 2009, IIJ Research Laboratory was transferred into IIJ-II to reorganize and strengthen the Group’s research and development capabilities.
     Other Departments. Other departments, such as the Service Business Department, Network Service Department and SEIL Business Unit play an important role in the research and development of technologies to be applied to our services and solutions, collect information, evaluate new technology and conduct business expansion.
     IIJ Innovation Institute. IIJ established IIJ-II in June 2008 as a wholly-owned subsidiary, which engages in research and development of Internet-related basic technology development and its business incubation. IIJ-II is currently focusing on the research and development of the “Distributed and Parallel Processing Platform” for very large data sets. IIJ Research Laboratory was transferred into IIJ-II to reorganize and strengthen the Group’s research and development capabilities on July 1, 2009.

Research and Development Strategy
     Our primary research and development objective is to continue to develop innovative services, applications and products that will meet the current and future demands of our customers and to continue to be at the forefront of the Internet industry in Japan. Many of our engineers are regularly engaged in the research and development activities related to the development of new services, applications and products. These engineers have continued to develop innovative services, applications and products, many of which have set the standard for the Internet industry in Japan. They also work very closely with our sales and marketing personnel and technical engineers to ensure that the innovative services, applications and products will meet the demands of our customers.
     Our second research and development objective is to continue participating in or otherwise closely monitor new products, developments and initiatives of manufacturers and standards-setting and research groups. We have also engaged in the research and development of new basic technology since the establishment of IIJ Research Laboratory in 1998. In June 2008, IIJ-II which engages in research and development of Internet-related basic technology development and its business incubation was established. Through these efforts, we seek to ensure that we have timely and effective access to new technologies, and that we implement these technologies effectively.
     In furtherance of these objectives, our research and development efforts currently are focused on a variety of projects, including:
•	continued improvement of our SEIL router and SMF, systems which we developed specifically to be integrated into IIJ’s network-related services,

•	research and development of the latest e-mail implementation technologies and spam countermeasures,

•	research and development of IPv6-based mobile communications technology,

•	research relating to the methodology of configuration of routers and other servers,

•	research relating to the technology for next generation IP networks,

•	research relating to the behavior of Internet routing systems,

•	research of the Internet traffic monitoring and management,

•	research and development of the Distributed and Parallel Processing Platform for very large data sets,

•	research and analysis of the characteristics of the captured malware and spam mails, and,

•	development relating to proprietary video distribution server software specifically designed for digital television.
     Our research and development expenses averaged less than 1.0% of total revenues for the past three consecutive years. For the fiscal years ended March 31, 2007, 2008 and 2009, our research and development expenses were ¥177 million, ¥240 million and ¥415 million, respectively, most of which was personnel expense. The level of research and development expenditures is low in relation to our total costs primarily because we do not engages in extensive research and development of new technologies and products that require large investments. Rather, as noted above, we are intensively engaged in research and development related to our ongoing business. We focus on monitoring developments in the industry and in developing new and innovative services and applications by utilizing and enhancing existing technologies and products.
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
Licenses
     For us to provide certain services to our customers, we have, as a licensee, entered into license agreements with other suppliers, such as Check Point Software Technologies Ltd., WatchGuard Technologies, Inc., Trend Micro Incorporated, RSA Security Inc., NRI Secure Technologies, Ltd., MX Logic, Inc and Adobe Systems Software Ireland Limited.
     We have purchased licenses from the companies in accordance with customer demands for our services.

Trademarks
     We have applied for trademark registrations of our corporate name, “Internet Initiative Japan Inc.” and certain other corporate and product names in Japan, the United States and certain European countries. As of August 31, 2009, 42 registrations had been granted, with four pending application.
Patents
     We have applied for patent registrations in relation to our technology in Japan and the United States. As of August 31, 2009, six registrations had been granted, with five pending applications. The latest acquired patent is for a system to centrally administer communications equipment and other devices on WAN and other closed networks developed by IIJ and implemented in one of our competitive services, SMF.
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
     On October 13, 2004, the District Court certified the focus cases as class actions in the ongoing litigation. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the District Court’s class certification decision. On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the Company, informed the District Court that the settlement could not be approved, because the defined settlement class, like the litigation class, could not be certified. On June 25, 2007, the District Court entered an order terminating the proposed settlement. On August 14, 2007, the plaintiffs filed their second consolidated amended complaints against the six focus cases and on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the District Court denied the motions to dismiss except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. The motion for class certification was withdrawn without prejudice on October 10, 2008. On February 25, 2009, liaison counsel for the plaintiffs informed the District Court that a settlement had been agreed to in principle, subject to formal approval by the parties, and preliminary and final approval by the District Court. On April 2, 2009, a stipulation and agreement of settlement among the plaintiffs, issuer defendants and underwriter defendants was submitted to the District Court for preliminary approval. If the District Court grants the motion for preliminary approval, notice will be given to all class members of the settlement, a fairness hearing will be held and if the District Court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement will be approved and implemented in its current form, or at all. Due to the inherent uncertainties of litigation and because the settlement approval process is at a preliminary stage, the ultimate outcome of the matter is uncertain.

Regulation of the Telecommunications Industry in Japan
     The MIC regulates the Japanese telecommunications industry. Telecommunications carriers, including us, are regulated by the MIC primarily under the Telecommunications Business Law.
The Telecommunications Business Law
     The Telecommunications Business Law, which became effective in 1985, was established for the purpose of privatization and deregulation in the telecommunications business. After several amendments, the Telecommunications Business Law was considerably amended in July 2003, and the amended Telecommunications Business Law became effective as of April 2004. The summary of the regulations under the current Telecommunications Business Law is as follows:
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
C. Organizational Structure.
     The information required by this item is in “Our Group Companies” above.
D. Property, Plants and Equipment.
     The information required by this item is in “ — Network” above and in Note 6 “Property and Equipment” and Note 8 “Leases” to our consolidated financial statements included in this annual report on Form-20F.
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
Overview
     The Group are a provider of a comprehensive range of Internet connectivity services and network solution services in Japan. IIJ was founded in December 1992 and began offering Internet connectivity services commercially in July 1993. IIJ was one of the first commercial ISPs in Japan and have expanded the Group business to outsourcing services and systems integration along with the expansion of usage of the Internet by customers.
     Our primary sources of revenue are connectivity services, outsourcing services, systems integration and equipment sales. Connectivity services consist of connectivity services for corporate use and connectivity services for home use. For outsourcing services, we provide services such as network security services, mail and web server hosting services, managed router services and Internet data center services. For systems integration, we provide systems construction such as consulting, project planning, systems design and development of network systems to meet each of our customers’ requirements and systems operation and maintenance. For equipment sales, we provide equipment as part of our provision of total network.
     In addition, we entered the ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and its network systems to provide ATMs service and receives a commission for each bank withdrawal transaction when a customer uses their ATMs. During the fiscal year ended March 31, 2009, Trust Networks completed its field test of 10 ATMs operations. As of June 30, 2009, Trust Networks operates 26 ATMs placed in PACHINKO parlor. Trust Networks aims to introduce around 8,000 ATMs in four to five years from the fiscal year ending March 31, 2010.
     Starting from the fiscal year ended March 31, 2009, we have disclosed revenues and costs for the ATM operation business for fiscal years ended March 31, 2008 and 2009 because the amount of losses related to these business has become material.
     Currently, we have two segments: Network services and systems integration business and ATM operation business. Network services and systems integration business is comprised of: Connectivity and outsourcing services, Systems integration and Equipment sales.
     Net revenue of network services and systems integration business and ATM operation business before elimination of intersegment revenues were ¥70.0 billion and ¥23 million, respectively, of our total net revenue in the fiscal year ended March 31, 2009. Our consolidated net revenue for the fiscal year ended March 31, 2009 was ¥69.7 billion.
     Substantially all of our revenues are from our customers in Japan, and we are the main point of contact for customers for the various services we provide.
     We refer to our subsidiaries and certain affiliates as our group companies, and we have invested heavily in and exercise significant influence over these companies. For the fiscal year ended March 31, 2009, we consolidated the results of operations of ten subsidiaries included among our group companies — IIJ-Tech, IIJ-A, Net Care, IIJ-FS, NCJ, hi-ho, Trust Networks, GDX, IIJ-II and ODS. We account for our investments in the affiliated companies by the equity method. For descriptions and the history of our group companies, see “Our Group Companies” in Item 4.B.
     For a discussion of factors affecting our future financial results, see “Item 5.D. Trend Information”.

          Results of Operations
     As an aid to understanding our operating results, the following tables show items from our statement of income for the periods indicated in millions of yen (or thousands of U.S. dollars) and as a percentage of total revenues. For further discussion about segment reporting, please see “Segment Information” later in this section.

	Fiscal year ended March 31,
	2007		2008		2009
	(millions of yen except for percentage data)						(thousands
							of U.S.
							dollars(1))

REVENUES:

Connectivity and outsourcing services:
Connectivity services (corporate use)	¥11,239	19.7%	¥12,149	18.2%	¥13,142	18.8%	$132,551
Connectivity services (home use)	1,969	3.5	5,430	8.1	6,538	9.4	65,934
Outsourcing services (2)	11,145	19.5	13,724	20.5	15,396	22.1	155,278

Total	24,353	42.7	31,303	46.8	35,076	50.3	353,763
Systems integration: (3)
Systems construction	16,660	29.2	18,021	27.0	14,658	21.0	147,841
Systems operation and maintenance	13,867	24.3	15,993	23.9	18,989	27.3	191,514

Total	30,527	53.5	34,014	50.9	33,647	48.3	339,355
Equipment sales	2,175	3.8	1,514	2.3	985	1.4	9,930
ATM operation business (4)	—	—	4	0.0	23	0.0	237

Total revenues	57,055	100.0	66,835	100.0	69,731	100.0	703,285

COST AND EXPENSES:
Cost of connectivity and outsourcing services:
Backbone cost	3,516	6.2	3,470	5.2	3,692	5.3	37,239
Local access line cost (5)	4,616	8.1	7,102	10.6	8,113	11.6	81,828
Other connectivity cost	331	0.6	370	0.6	473	0.7	4,771
Depreciation and amortization	2,639	4.6	2,928	4.4	3,468	5.0	34,982
Other	9,443	16.5	12,170	18.2	13,572	19.5	136,870

Total cost of connectivity and outsourcing services	20,545	36.0	26,040	39.0	29,318	42.1	295,690

Cost of systems integration:
Cost of equipment sales related to systems integration	4,206	7.3	4,409	6.6	4,931	7.0	49,733
Other	19,323	33.9	21,117	31.6	20,612	29.6	207,884

Total cost of systems integration	23,529	41.2	25,526	38.2	25,543	36.6	257,617
Cost of equipment sales	1,894	3.4	1,300	1.9	863	1.2	8,704
Cost of ATM operation business (4)	—	—	17	0.0	422	0.6	4,259

Total cost	45,968	80.6	52,883	79.1	56,146	80.5	566,270
Sales and marketing	3,439	6.0	4,329	6.5	4,631	6.6	46,703
General and administrative	3,971	7.0	4,624	6.9	5,622	8.1	56,701
Research and development	177	0.3	240	0.4	415	0.6	4,187

Total cost and expenses	53,555	93.9	62,076	92.9	66,814	95.8	673,861

OPERATING INCOME	3,500	6.1	4,759	7.1	2,917	4.2	29,424

OTHER INCOME (EXPENSES):
Interest income	23	0.0	63	0.1	45	0.1	455
Interest expense	(397)	(0.7)	(438)	(0.6)	(408)	(0.6)	(4,117)
Foreign exchange gains (losses)	(0)	(0.0)	2	0.0	(29)	(0.0)	(288)
Net gains on sales of other investments	3,230	5.7	218	0.3	16	0.0	158
Losses on write-down of other investments	(1,363)	(2.4)	(289)	(0.4)	(524)	(0.8)	(5,288)
Other — net	56	0.1	47	0.0	17	0.0	175

Other income (expenses) — net	1,549	2.7	(397)	(0.6)	(883)	(1.3)	(8,905)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT), MINORITY INTERESTS IN EARNINGS (LOSSES) OF SUBSIDIARIES AND EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	5,049	8.8%	4,362	6.5%	2,034	2.9	20,519
INCOME TAX EXPENSE (BENEFIT)	(804)	(1.4)%	(861)	(1.3)%	1,002	1.4	10,113
MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES	(233)	(0.4)	97	0.1	352	0.5	3,555
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	(210)	(0.3)	(143)	(0.2)	35	0.0	354

NET INCOME	¥5,410	9.5%	¥5,177	7.7%	¥1,419	2.0%	$14,315

(1)	The U.S. dollar amounts represent translation of yen amounts at the rate of ¥99.15 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2009.

(2)	“Value-added services” and “Other” of connectivity and value added services were combined and renamed as “Outsourcing services” as it is considered more suitable to combine the two together as one service to clearly indicate that they are services provided to customers for the purpose of operating a customers’ information network systems. Related to this change, “Connectivity and value-added services” were renamed as “Connectivity and outsourcing services”. Reclassifications to prior years have also been made to conform to the current year presentation.

(3)	“Systems construction” and “Systems operation and maintenance”, which were components of systems integration revenues, were separately disclosed to clarify the contents of Systems integration revenues. The same disclosure were done for the previous years to conform to the current year presentation.

(4)	“ATM operation business revenues” and “Cost of ATM operation business” were disclosed due to the increase in the materiality of the business. The same disclosure has been made to the previous year to conform to the current year presentation.

(5)	Telecommunications circuit cost of ¥2.9 billion for the fiscal year ended March 31, 2009 and ¥2.1 billion for the fiscal year ended March 31, 2008, related to hi-ho are included in local access line cost.

Year Ended March 31, 2009 Compared to the Year Ended March 31, 2008
Total revenues
     Our total revenues increased 4.3% to ¥69.7 billion for the fiscal year ended March 31, 2009 from ¥66.8 billion for the previous fiscal year. These increases were primarily due to an increase in monthly recurring revenues from connectivity and outsourcing services and systems operation and maintenance of systems integration revenues.
     Connectivity and outsourcing services revenues. Revenues from connectivity services and outsourcing services, which comprise our connectivity services for corporate use, connectivity services for home use, outsourcing services increased by 12.1% to ¥35.1 billion for the fiscal year ended March 31, 2009 from ¥31.3 billion for the previous fiscal year.
•	Connectivity services for corporate use. Revenues from connectivity services for corporate use increased by 8.2% to ¥13.1 billion for the fiscal year ended March 31, 2009 from ¥12.1 billion for the previous fiscal year. IP service revenues, the service mainly used for corporate headquarters and data centers, increased by 2.8% for the fiscal year ended March 31, 2009 compared to the previous year and broadband services increased by 8.7% for the fiscal year ended March 31, 2009 as a result of steady demands for network expansion and the shift to higher bandwidths. Contracts of over 1 Gbps increased to 94 contracts compared to 70 contracts at the end of March 2008, especially among content business operators and ISPs. IIJ Mobile service, a mobile data communication services for corporate use are performing well, contributing to revenue growth.

•	Connectivity services for home use. Despite the decrease in revenues from IIJ4U and OEM, revenues from connectivity services for home use increased by 20.4% to ¥6.5 billion for the fiscal year ended March 31, 2009 from ¥5.4 billion for the previous fiscal year. This significant increase was mainly due to additional revenues incurred by hi-ho, which we acquired in June 2007, of ¥5.0 billion (12 months) for the fiscal year ended March 31, 2009 compared to ¥3.8 billion for the fiscal year ended March 31, 2008 (10 months).

•	Outsourcing services. Our outsourcing services revenues increased by 12.2% to ¥15.4 billion for the fiscal year ended March 31, 2009 from ¥13.7 billion for the previous fiscal year. This increase was mainly due to a steady increase in revenues from services such as security-related and e-mail related outsourcing services for anti-spam protection, data center services and network related solutions. The steady increase in outsourcing services revenues was affected by an increase in demand for outsourcing services by corporate customers.
     Systems integration revenues. Our revenues from systems integration, which include equipment sales related to systems integration, decreased by 1.1% to ¥33.6 billion for the fiscal year ended March 31, 2009 from ¥34.0 billion for the previous fiscal year. The decrease was due to a decrease in systems construction revenues of 18.7% for the fiscal year ended March 31, 2009 compared to the previous fiscal year, offsetting the increase in recurring revenues from systems operation and maintenance of 18.7% for the fiscal year ended March 31, 2009 compared to the previous fiscal year. Systems construction revenues were significantly affected by the weak Japanese economy, resulting in many large projects getting delayed or postponed. The order backlog for systems integration and equipment sales as of March 31, 2009 was ¥14.9 billion, a decrease of 6.5% compared to March 31, 2008. The order backlog for systems construction including equipment sales as of March 31, 2009 decreased by 39.9% to ¥2.9 billion and the order backlog for systems operation and maintenance increased by 7.7% to ¥12.0 billion compared to the amount as of March 31, 2008, respectively.
     Equipment sales revenues. Our equipment sales decreased by 35.0% to ¥1.0 billion for the fiscal year ended March 31, 2009 from ¥1.5 billion for the previous fiscal year. Equipment sales revenues has been decreasing year by year because we have been focusing on providing systems construction that have higher margin to our corporate customers instead of providing equipment sales which has a relatively lower margin.
     ATM Operation Business revenues. Our revenues from the ATM operation business were ¥23 million for the fiscal year ended March 31, 2009 compared to ¥4 million for the previous fiscal year. The ATM operation business is conducted by our consolidated subsidiary, Trust Networks which operates ATMs and its network systems to provide ATMs service. It receives commission for each bank withdrawal transaction when customers use their serviced ATMs. During the fiscal year ended March 31, 2009, Trust Networks completed its field test of 10 ATMs operations.

Total cost of revenues
     Our total cost of revenues increased by 6.2% to ¥56.1 billion for the fiscal year ended March 31, 2009 from ¥52.9 billion for the previous fiscal year. The increase was mainly due to the cost of connectivity and outsourcing services revenues and the additional cost related to ATM operation business.
     Cost of connectivity and outsourcing services revenues. Our cost of connectivity and outsourcing services revenues increased by 12.6% to ¥29.3 billion for the fiscal year ended March 31, 2009 from ¥26.0 billion for the previous fiscal year. The increase was largely due to the increase in network operation related costs including upgrade of large backbone routers which comes once in every four to five years and the additional cost incurred by hi-ho of ¥4.5 billion (12 months) for the fiscal year ended March 31, 2009 compared to ¥4.0 billion for the fiscal year ended March 31, 2008 (10 months). Backbone costs for the fiscal year ended March 31, 2009 increased by 6.4% to ¥3.7 billion from ¥3.5 billion for the previous fiscal year. Local access line costs for the fiscal year ended March 31, 2009 increased by 14.2% to ¥8.1 billion from ¥7.1 billion for the previous fiscal year. Additionally, costs related to GDX and ODS, newly established subsidiaries to engage in new business developments, were ¥162 million for the fiscal year ended March 31, 2009 and ¥26 million for the previous fiscal year. The gross margin ratio in connectivity and outsourcing services revenues, which is the ratio of (1) the amount obtained by subtracting cost of connectivity and outsourcing services revenues from connectivity and outsourcing services revenues to (2) connectivity and outsourcing services revenues, decreased to 16.4% for the fiscal year ended March 31, 2009 from 16.8% for the previous fiscal year.
     Cost of systems integration revenues. Our cost of systems integration revenues were ¥25.5 billion for the fiscal year ended March 31, 2009, nearly the same amount as the previous fiscal year. While purchasing costs largely decreased along with the decrease in systems construction revenues, outsourcing and personnel related and network operation related costs increased compared to the previous fiscal year. The gross margin ratio in systems integration revenues, which is the ratio of (1) the amount obtained by subtracting cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, decreased to 24.1% for the fiscal year ended March 31, 2009 from 25.0% for the previous fiscal year.
     Cost of equipment sales. Our cost of equipment sales decreased by 33.6% to ¥0.9 billion for the fiscal year ended March 31, 2009 from ¥1.3 billion for the previous fiscal year. The decrease is primary due to the decrease in equipment sales revenues. The gross margin ratio, as the figure subtracting cost of equipment sales from equipment sales revenues to equipment sales revenues, in equipment sales decreased to 12.3% for the fiscal year ended March 31, 2009 from 14.2% for the previous fiscal year.
     Cost of ATM Operation Business. Cost of the ATM operation business was ¥422 million for the fiscal year ended March 31, 2009 compared to ¥17 million for the previous fiscal year. Gross margin was a loss of ¥399 million for the fiscal year ended March 31, 2009 compared to ¥13 million for the previous fiscal year. Cost of ATM operation business increased as Trust Networks placed 10 ATMs as a testing phase during the fiscal year ended March 31, 2009.
Total costs and expenses
     Total costs and expenses, which include total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased by 7.6% to ¥66.8 billion for the fiscal year ended March 31, 2009 from ¥62.1 billion for the previous fiscal year. The increase in total costs and expenses was primarily a result of an increase in the cost of connectivity and outsourcing services, including the additional cost related to hi-ho services, the new subsidiaries: GDX and ODS, the additional cost related to ATM operation business, and the increase in sales and marketing expenses, general and administrative expenses and research and development expenses including expenses related to new subsidiaries such as IIJ-II.
     Sales and marketing. Sales and marketing expenses increased by 7.0% to ¥4.6 billion for the fiscal year ended March 31, 2009 from ¥4.3 billion for the previous fiscal year. The increase was mainly due to the increase in personnel related expenses of ¥0.4 billion and the additional expenses related to hi-ho of 12 months.
     General and administrative. General and administrative expenses increased by 21.6% to ¥5.6 billion for the fiscal year ended March 31, 2009 from ¥4.6 billion for the previous fiscal year. The increase was mainly due to the increase in expenses related to four new subsidiaries and personnel related expenses. There were also losses of ¥0.4 billion in the fourth quarter of the fiscal year including disposal of property and equipment for our services and disposal of software such as for back-office systems.
     Research and development. Research and development expenses increased by 72.7% to ¥415 million for the fiscal year ended March 31, 2009 from ¥240 million for the previous fiscal year. The increase was primary due to an increase in personnel expenses related to research and development. IIJ established IIJ-II in June 2008 which engages in research and development of Internet-related basic technology development.

Operating income
     As a result of the foregoing factor, operating income decreased by 38.7% to ¥2.9 billion for the fiscal year ended March 31, 2009 from ¥4.8 billion for the previous fiscal year as gross margin for systems construction decreased while there were operating losses for four new subsidiaries of ¥1.3 billion including the loss from Trust Networks of ¥0.7 billion.
Other income (expenses)-net
     Other expenses-net of ¥0.9 billion was recorded for the fiscal year ended March 31, 2009, compared to net other expense of ¥0.4 billion for the previous fiscal year. There were net impairment losses of ¥0.5 billion on nonmarketable and available-for-sale equity securities.
     Interest income. Interest income was ¥45 million for the fiscal year ended March 31, 2009, compared to ¥63 million for the previous fiscal year. The decrease mainly resulted from the drop in the interest rate in Japan.
     Interest expense. Interest expense, comprised of interest expense in respect of bank borrowings and capital lease obligations, amounted to ¥408 million for the fiscal year ended March 31, 2009 compared to ¥438 million for the previous fiscal year. The decrease was mainly due to the decrease in bank borrowings.
     Foreign exchange gains (losses). Foreign exchange losses amounted to ¥29 million for the fiscal year ended March 31, 2009 compared to gains of ¥1 million for the previous fiscal year.
     Net gains on sales of other investments. For the fiscal year ended March 31, 2009, we recorded net gains on sales of other investments of ¥16 million, which resulted from the sale of certain nonmarketable and available-for-sale security, compared to net gains of ¥218 million for the previous fiscal year.
     Losses on write-down of other investments. For the fiscal year ended March 31, 2009, we recorded losses on write-down of other investments of ¥524 million from nonmarketable, available-for-sale securities and others compared to losses of ¥289 million for the previous fiscal year.
     Other-net. For the fiscal year ended March 31, 2009, we recorded other income of ¥17 million, most of which is dividend income, compared to income of ¥47 million, most of which is also dividend income, for the previous fiscal year.
Income from operations before income tax expense (benefit), minority interests in losses of subsidiaries and equity in net income (loss) of equity method investees
     We recorded income from operations before income tax expense, minority interests in losses of subsidiaries and equity in net income of equity method investees of ¥2.0 billion for the fiscal year ended March 31, 2009 compared to income from operations before income tax benefit, minority interests in losses of subsidiaries and equity in net loss of equity method investees of ¥4.4 billion for the previous fiscal year. The decrease primarily reflects the decrease in operating income and the increase in net impairment loss on equity securities.
Income tax expense (benefit)
     For the fiscal year ended March 31, 2009, we recorded an income tax expense of ¥1.0 billion compared to income tax benefit of ¥0.9 billion for the previous fiscal year. The income tax expense for the fiscal year ended March 31, 2009 was mainly due to deferred tax expenses of ¥0.6 billion whereas there was deferred tax benefit of ¥1.7 billion for the previous fiscal year, resulting from the release of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and other temporary differences. We started the consolidated tax declaration for the fiscal year ended March 31, 2009.
Minority interests in (earnings) losses of subsidiaries
     For the fiscal year ended March 31, 2009, minority interests in losses of subsidiaries was ¥352 million compared to minority interests in losses ¥97 million for the previous fiscal year, mainly related to GDX and Trust Networks.
Equity in net income (loss) of equity method investees
     Equity in net income of equity method investees was ¥35 million for the fiscal year ended March 31, 2009 compared to equity in net losses of ¥143 million for the previous fiscal year. While equity in net income of equity method investees was recorded in Multifeed, equity in net loss of equity method investees was mainly recorded in i-revo.
Net income
     Net income for the fiscal year ended March 31, 2009 was ¥1.4 billion compared with ¥5.2 billion for the previous fiscal year. The decrease primarily reflects the decrease in operating income of ¥1.8 billion compared to the previous year affected by the decrease in gross margin from systems construction, impairment losses on nonmarketable and available-for-sale equity securities of ¥0.5 billion compared to net gains of ¥0.2 billion for the previous fiscal year and income tax expense of ¥1.0 billion compared to recording of an income tax benefit of ¥0.9 billion for the previous fiscal year. There were also additional operating losses related to four new subsidiaries of ¥1.3 billion for the fiscal year ended March 31, 2009 compared to ¥0.2 billion for the previous fiscal year.

Year Ended March 31, 2008 Compared to the Year Ended March 31, 2007
Total revenues
     Our total revenues increased 17.1% to ¥66.8 billion for the fiscal year ended March 31, 2008 from ¥57.1 billion for the previous fiscal year. These increases were primarily due to an increase in monthly recurring revenues from connectivity and outsourcing services and systems operation and maintenance of systems integration revenues.
     Connectivity and outsourcing services revenues. Revenues from connectivity services and outsourcing services, which comprise our connectivity services for corporate use, connectivity services for home use and outsourcing services, increased by 28.5% to ¥31.3 billion for the fiscal year ended March 31, 2008 from ¥24.4 billion for the previous fiscal year.
•	Connectivity services for corporate use. Revenues from connectivity services for corporate use increased by 8.1% to ¥12.1 billion for the fiscal year ended March 31, 2008 from ¥11.2 billion for the previous fiscal year. The increase was mainly due to an increase in revenues from IP services, the service mainly used for corporate headquarters and data centers, along with the shift to higher bandwidth, and an increase in revenues from broadband services along with the expansion of broadband utilization in the corporate internal network.

•	Connectivity services for home use. Despite the decrease in revenues from IIJ4U and OEM, revenues from connectivity services for home use increased by 175.8% to ¥5.4 billion for the fiscal year ended March 31, 2008 from ¥2.0 billion for the previous fiscal year. This significant increase was mainly due to additional revenues for the fiscal year ended March 31, 2008 of ¥3.8 billion from hi-ho, which we acquired in June 2007.

•	Outsourcing services. Our outsourcing services revenues increased by 23.1% to ¥13.7 billion for the fiscal year ended March 31, 2008 from ¥11.1 billion for the previous fiscal year. This increase was mainly due to a steady increase in revenues from services such as security and e-mail related services for anti-spam protection, data center services, network related solutions, customer support and Wide-are Ethernet services. The steady increase in outsourcing services revenues is affected by an increase in demand for outsourcing services by corporate customers.
     Systems integration revenues. Our revenues from systems integration, which include equipment sales related to systems integration, increased by 11.4% to ¥34.0 billion for the fiscal year ended March 31, 2008 from ¥30.5 billion for the previous fiscal year. The increase was due to an increase in systems construction, a one-time revenues, and a continuous increase in recurring revenues from systems operation and maintenance. The order backlog for systems integration and equipment sales as of March 31, 2008 was ¥15.9 billion, an increase of 68.0% compared to March 31, 2007. The order backlog for systems construction including equipment sales increased by 35.3% to ¥4.8 billion and the operation and maintenance of the systems increased by 87.3% to ¥11.1 billion compared to the amount as of March 31, 2007.
     Equipment sales revenues. Our equipment sales decreased by 30.3% to ¥1.5 billion for the fiscal year ended March 31, 2008 from ¥2.2 billion for the previous fiscal year. Equipment sales revenues has been decreasing year by year because we have been focusing on providing systems construction that have higher margin to our corporate customers instead of providing equipment sales which has a relatively lower margin.
     ATM Operation Business revenues. We entered the ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. During the fiscal year ended March 31, 2008, it was under planning and preparation for business launch and revenues from the ATM operation business were ¥4 million for the fiscal year ended March 31, 2008,
Total cost of revenues
     Our total cost of revenues increased by 15.0% to ¥52.9 billion for the fiscal year ended March 31, 2008 from ¥46.0 billion for the previous fiscal year. The increase was mainly because the cost of connectivity and outsourcing services revenues and the cost of systems integration revenues increased compared to the previous fiscal year corresponding with the increase in connectivity and outsourcing services revenues and systems integration revenues, respectively.

     Cost of connectivity and outsourcing services revenues. Our cost of connectivity and outsourcing services revenues increased by 26.7% to ¥26.0 billion for the fiscal year ended March 31, 2008 from ¥20.5 billion for the previous fiscal year. The additional cost for the fiscal year ended March 31, 2008 from hi-ho, which we acquired in June 2007, was ¥3.9 billion. Backbone costs, excluding the backbone cost related to hi-ho from the point of comparable disclosure to previous fiscal years, for the fiscal year ended March 31, 2008 were ¥3.5 billion, almost the same as the previous fiscal year. Local access line costs for the fiscal year ended March 31, 2008 increased by 53.8% to ¥7.1 billion from ¥4.6 billion for the previous fiscal year. Additionally, we engaged in new business developments including the establishment of consolidated subsidiaries and an initial cost of ¥0.1 billion for new business developments was incurred for the fiscal year ended March 31, 2008. The gross margin ratio in connectivity and outsourcing services revenues, which is the ratio of (1) the amount obtained by subtracting cost of connectivity and outsourcing services revenues from connectivity and outsourcing services revenues to (2) connectivity and outsourcing services revenues, increased to 16.8% for the fiscal year ended March 31, 2008 from 15.6% for the previous fiscal year. This increase is mainly a result of an increase in revenues from relatively higher-margin value-added services.
     Cost of systems integration revenues. Our cost of systems integration revenues increased by 8.5% to ¥25.5 billion for the fiscal year ended March 31, 2008 from ¥23.5 billion for the previous fiscal year. The increase is mainly due to the increase in systems integration revenues. The gross margin ratio in systems integration revenues, which is the ratio of (1) the amount obtained by subtracting cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, increased to 25.0% for the fiscal year ended March 31, 2008 from 22.9% for the previous fiscal year.
     Cost of equipment sales. Our cost of equipment sales decreased by 31.3% to ¥1.3 billion for the fiscal year ended March 31, 2008 from ¥1.9 billion for the previous fiscal year. The decrease is mainly due to the decrease in equipment sales revenues. The gross margin ratio, as the figure subtracting cost of equipment sales from equipment sales revenues to equipment sales revenues, in equipment sales increased to 14.2% for the fiscal year ended March 31, 2008 from 12.9% for the previous fiscal year.
     Cost of ATM Operation Business. Cost of the ATM operation business was ¥17 million for the fiscal year ended March 31, 2008 and gross margin was a loss of ¥13 million.
Total costs and expenses
     Total costs and expenses, which include total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased by 15.9% to ¥62.1 billion for the fiscal year ended March 31, 2008 from ¥53.6 billion for the previous fiscal year. The increase in total costs and expenses was primarily a result of an increase in the cost of connectivity and outsourcing services, including the additional cost related to hi-ho services, the cost of systems integration, sales and marketing expenses, general and administrative expenses and research and development expenses, along with business expansion.
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

     Interest income. Interest income was ¥63 million for the fiscal year ended March 31, 2008, compared to ¥23 million for the previous fiscal year. The increase was mainly due to an increase in interest income resulted from rising of an interest rate in Japan.
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
Income from operations before income tax benefit, minority interests in (earnings) losses of subsidiaries and equity in net loss of equity method investees
     We recorded income from operations before income tax benefit, minority interests in losses of subsidiaries and equity in net loss of equity method investees of ¥4.4 billion for the fiscal year ended March 31, 2008 compared to income from operations before income tax expense, minority interests in earnings of subsidiaries and equity in net loss of equity method investees of ¥5.0 billion for the fiscal year ended March 31, 2007. The decrease primarily reflects the record of other expenses-net for the fiscal year ended March 31, 2008 compared to the record of other income-net for the fiscal year ended March 31, 2008, mainly due to the changes in net gain on sales of other investments and losses on write-down of other investments.
Income tax benefit
     For the fiscal year ended March 31, 2008, we recorded an income tax benefit of ¥0.9 billion compared to an income tax benefit of ¥0.8 billion for the previous fiscal year. We started the consolidated tax declaration for the fiscal year ended March 31, 2009 and recognized net deferred income tax assets and liabilities in consideration of the application of the consolidated tax declaration as of March 31, 2008. The income tax benefit for the fiscal year ended March 31, 2008 was mainly due to deferred tax benefits of ¥1.7 billion resulting from a release of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and others temporary differences.
Minority interests in (earnings) losses of subsidiaries
     For the fiscal year ended March 31, 2008, minority interests in losses of subsidiaries was ¥0.1 billion mainly related to GDX and Trust Networks, compared to minority interests in earnings of subsidiaries of ¥0.2 billion for the fiscal year ended March 31, 2007. The change in minority interests was mainly due to the elimination of minority interests related to our four consolidated subsidiaries, IIJ-Tech, Net Care, IIJ-FS and IIJ America, which IIJ made wholly-owned through its acquisition of shares of IIJ-Tech and Net Care from minority shareholders and share exchanges.
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

Segment Reporting
     From the fiscal year ended March 31, 2009, we have disclosed revenues and costs for the ATM operation business because the amount of losses related to this business is material.
     Currently, we have two segments: Network services and systems integration business and ATM operation business. Network services and systems integration business is comprised of: Connectivity and outsourcing services, Systems integration and Equipment sales.
     The following tables present net revenues and operating income (loss) for fiscal years 2008 and 2009 by segment.
     Segment Summary:

			Thousands of
	Millions of Yen		U.S.Dollars
	2008	2009	2009
Net revenues:
Network service and systems integration business	¥66,831	¥69,961	$705,609
ATM operation business	4	23	237
Elimination	—	253	2,561

Total	66,835	69,731	703,285
Operating income (loss):
Network service and systems integration business	4,854	3,663	36,944
ATM operation business	(89)	(705)	(7,104)
Elimination	6	41	416

Total	¥4,759	¥2,917	$29,424
Year Ended March 31, 2009 Compared to the Year Ended March 31, 2008
Network services and Systems Integration Business
     Net revenues from our Network services and systems integration business, before elimination of intersegment revenues, increased by 4.7% to ¥70.0 billion for the fiscal year ended March 31, 2009 compared to ¥66.8 billion for the pervious fiscal year. The increase in revenues was primarily due to the continuous increase in revenues from our monthly recurring services; connectivity and outsourcing services and systems operation and maintenance. Operating expense for the fiscal year ended March 31, 2009 increased to ¥66.3 billion compared to ¥62.0 billion for the previous fiscal year mainly due to the increase in costs of connectivity and outsourcing services revenues. As a result, operating income for the fiscal year ended March 31, 2009 decreased to ¥3.7 billion compared to ¥4.9 billion for the previous fiscal year.
ATM Operation Business
     Net revenues from our ATM operation business, before elimination of intersegment revenues, increased by ¥19 million to ¥23 million for the fiscal year ended March 31, 2009 compared to ¥4 million for the pervious fiscal year. Operating expense for the fiscal year ended March 31, 2009 was ¥728 million compared to ¥93 million for the previous fiscal year. During the fiscal year ended March 31, 2009, Trust Networks completed its field test of 10 ATMs operations. As a result, operating loss for the fiscal year ended March 31, 2009 increased to ¥705 million compared to ¥89 million for the previous fiscal year.

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
Revenue recognition
     Revenues from connectivity services consist principally of connectivity services for corporate use and home use. Connectivity services for corporate use represent dedicated Internet access type services, such as IP services and ADSL, or optical line broadband IP services such as IIJ DSL/F Service and IIJ FiberAccess/F Service. Connectivity services for home use are provided under IIJ brand such as IIJ4U and IIJmio, hi-ho brand and others, and consist of dial-up services, optical based or ADSL based broadband services. The term of these contracts is one year for connectivity services for corporate use and generally one month for connectivity services for home use. All these services are billed and recognized monthly on a straight-line basis.
     Outsourcing services revenues consist principally of sales of various Internet access-related services such as security related services, network related services, hosting related services, data center related services, Wide-area Ethernet services and call-center services. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.
     Initial set up fees received in connection with connectivity services and outsourcing services are deferred and recognized over the contract period.
     Systems integration revenues consist principally of systems construction revenues and systems operation and maintenance revenues. Systems construction revenues includes consulting, project planning, system design, and development of network systems to meet each of our customers’ requirements, and sales of equipment and software purchased from third parties. Systems operation and maintenance revenues includes systems construction related maintenance, monitoring and other operating services.
     Systems construction revenues — Systems integration service is subject to the Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. For deliverables in multiple-element arrangements, the guidance below is applied for separability and allocation. A multi-element arrangement is separated into more than one unit of accounting if all of the following criteria are met and is allocated to the separate units of accounting based on each unit’s relative fair value:
•	The delivered item(s) has value to the client on a stand-alone basis,

•	There is objective and reliable evidence of the fair value of the undelivered item(s), and

•	If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.
     Systems construction service, which generally completes in less than one year, has stand-alone value as it is sometimes sold separately without undelivered items such as maintenance, monitoring and other operating services . The Company maintains a standard range of prices of those undelivered items, which is considered to be the reliable evidence of fair value. In addition, the Company does not offer a general right of return relative to constructed network systems. Therefore, the systems construction service is considered a separate unit of accounting and the revenues are recognized when constructed network systems including equipment are delivered and accepted by the customer.
     Elements of systems construction service are also considered as separate units of accounting. However, when the equipment is delivered prior to other elements of the systems construction arrangement, revenue is deferred until other systems construction service elements are completed and accepted by the customer because in the event that the Company does not complete other systems construction service elements, the customer may return all of the equipment.

     Systems operation and maintenance revenues — Maintenance, monitoring and other operating service revenues are separately accounted for from systems constructions. These revenues are recognized ratably over the period of contract for the respective services, which is generally for one year.
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
     ATM operation business revenues are mainly comprised of commission fees charged when customers withdraw their deposits from ATMs. The commission fees are recognized when the fees are charged to customers.
Useful lives of property and equipment
     Property and equipment, net recorded on our balance sheet was ¥13.2 billion at March 31, 2009, representing 25.2% of our total assets. The values of our property and equipment, including purchased software and property and equipment under capital leases, are recorded in our financial statements at acquisition cost, and are principally depreciated or amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Our depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2007, 2008 and 2009 were ¥4.2 billion, ¥4.7 billion and ¥5.2 billion, respectively.
     We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives at March 31, 2009, were as follows:

Item	Useful Lives
Data communications, office and other equipment	2 to 15 years
Leasehold improvements	3 to 15 years
Purchased software	5 years
Capitalized leases	4 to 7 years
     If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2007, 2008 and 2009 were ¥151 million, ¥72 million and ¥443 million, respectively. The losses for the fiscal year ended March 31, 2007 and 2008 were mainly due to disposal of software such as for back-office systems, and network equipment related to the closing of a network operation center. The losses for the fiscal year ended March 31, 2009 increased as there were disposal of network equipment and software such as for back-office systems due to the cancellation from a certain large customer and the discontinuance in some services..
     A one-year change in the useful life of these assets would have increased or decreased depreciation expense by approximately ¥1.9 billion and ¥1.2 billion, respectively.
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

Impairment of long-lived assets
     Long-lived assets consist principally of property and equipment, including those items leased under capital leases and non-amortized intangible assets. We perform an impairment review for our long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. This analysis is separate from our analysis of the useful lives of our assets, but it is affected by some similar factors. Factors that we consider important which could trigger an impairment review include, but are not limited to, the impact of the following trends or conditions:
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
Allowance for doubtful accounts and uncollectible contractual prepayments
     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. At March 31, 2008 and 2009, we maintained allowances for doubtful accounts of ¥114 million and ¥123 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
Deferred tax assets
     To date, our deferred tax assets have been offset by a valuation allowance. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. As of March 31, 2009, we had tax operating loss carryforwards related to corporate tax of ¥10.1 billion. The tax operating loss carryforwards are available to offset future taxable income and will expire as shown in Note 10 of our consolidated financial statements. Deferred tax expense for the fiscal year ended March 31, 2009 was ¥0.6 billion. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if there are changes in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years, a release or an increase of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and other temporary differences would result in the decrease or increase in deferred tax expense.
Valuation of investments
     We have investments in securities, and the valuation of such investments, requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As at March 31, 2009, we had investments in securities classified as other investments in the amount of ¥1.9 billion. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:

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
     Our unrealized loss on investments in marketable equity security relates to Japanese companies (25 issuers) in various industries. The unrealized losses on these securities were due principally to a temporary decline in the stock market. The fair value of each investment is between 1.4% to 29.5% less than its cost except for an investment of which the fair value has recovered to its cost after April 2009. The duration of the unrealized loss position was less than 17 months. The Company evaluated the near-term prospects of the issuer and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired at March 31, 2009.
     Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expenses), were recognized to reflect the decline in value considered to be other than temporary, which were ¥103 million and ¥185 million, respectively, for the year ended March 31, 2008, and ¥164 million and ¥360 million, respectively, for the year ended March 31, 2009. Such losses in certain nonmarketable equity securities, included in other income (expenses), were ¥1.4 billion for the year ended March 31, 2007.
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
     We used a discount rate of 1.6% for the pension plan as of March 31, 2009. The discount rate was determined by using the market yield of Japanese Government Bonds with a term matched against the average remaining service period of employees.
     We used an expected long-term rate of return on pension plan assets of 2.3% as of March 31, 2009. To determine the expected long-term rate of return on pension plan assets, we consider a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company. The actual loss on pension plan for the year ended March 31, 2009 was 8.1%.
     The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plan as of March 31, 2009.

Change in Assumption	Pre-Tax PBO	Pension Expense	Equity (Net of Tax)
(millions of yen)
50 basis point increase/decrease in discount rate	(174)/194	—(* )	—(*	)
50 basis point increase/decrease in expected return on assets	—	(5)/5	—/(3)

(*)	It is not available because of curtailment and settlement.

New Accounting Standards
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement clarifies how to measure fair value as permitted or required under other accounting pronouncements, but does not require any new fair value measurements. In February 2008, the FASB issued Staff Positions (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No.157,” which partially delay the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. The Company adopted SFAS No. 157 in the first quarter beginning April 1, 2008 for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements. This adoption did not have a material effect on the Company’s financial position or results of operations. The adoption of SFAS No. 157 for all nonfinancial asssets and liabilities beginning April 1, 2009 will not have a material effect upon the Company’ s financial position or results of operations.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter beginning April 1, 2008 and was adopted by the Company in the first quarter beginning April 1, 2008. The adoption of SFAS No. 159 did not have an impact upon the Company’s financial position or results of operations as the Company did not elect to report financial assets and liabilities under fair value option.
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. The Statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. FSP No. FAS 141(R)-1 amends the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. FAS 141(R)-1 is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of SFAS No. 141(R) and FSP No. FAS 141(R)-1 on the Company’s financial position or results of operations will be dependent on the size and nature of business combinations completed after the adoption of this statement.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. The Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Statement is effective on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No.160 will impact the presentation of the Company’s balance sheets and statements of income, however, it will not have a material impact on the Company’s financial position or results of operations.
     In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. FSP No. FAS 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when market for that financial asset is not active. FSP No. FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP No. FAS 157-3 did not have a material impact upon the Company’s financial position or results of operations.
     In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. FSP No. FAS 132(R)-1 requires additional disclosure about plan assets including investment allocation, fair value of major categories of plan assets, development of fair value measurements, and concentrations of risk. FSP No. FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the requirements of these additional disclosures, but does not expect the adoption of FSP No. FAS 132(R)-1 to have an impact on the Company’s financial position or results of operations.
     In April 2009, the FASB issued FSP No. FAS 115-2 and No. FAS 124-2, “Recogniton and Presentation of Other-Than-Temporary Impairments”. FSP No. FAS 115-2 and No. FAS 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FSP No. FAS 115-2 and No. FAS 124-2 are effective for fiscal years ending after June 15, 2009 and early adoption is permitted. The adoption of FSP No. FAS 115-2 and No. FAS 124-2 will not have a material impact on the Company’s financial position and results of operations.
     In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. FSP No. FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP No. FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP No. FAS 157-4 will not have a material impact upon the Company’s financial position or results of operations.

B. Liquidity and Capital Resources.
Liquidity and Capital Requirements
     Our principal capital and liquidity needs in recent years have been for capital expenditures for the development, expansion and maintenance of our network infrastructure, lease payments, payment of principal and interest on outstanding borrowings, investments in group companies and, other working capital.
Capital expenditures. Our capital expenditures relate primarily to the development, expansion and maintenance of our network, including the installation of the routers and servers necessary to offer services on our network. The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three years. Capital expenditures, including capital leases for the fiscal year ended March 31, 2009 were larger than the previous fiscal years largely because of the additional investments for upgrade in backbone routers which is necessary once every four to five years and new investments for back-office systems.

	For the fiscal year ended March 31,
	2007	2008	2009
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥3,953	¥6,078	¥7,006

(1)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures”.
     We believe that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2010 related to our network services and systems integration business to be lower than the amount for the fiscal year ended March 31, 2009. If the ATM operation business start up in accordance with its plan, additional capital expenditures, including capitalized leases related to the placement of ATMs are expected. In total, we expect that our capital expenditures, including capitalized leases, for the fiscal year ended March 31, 2010 to slightly increase from the amount from the previous fiscal year.
     We recorded a loss on disposal of property and equipment of ¥151 million, ¥72 million and ¥443 million for the fiscal years ended March 31, 2007, 2008 and 2009, respectively. The losses for the fiscal year ended March 31, 2007 and 2008 were mainly due to disposal of software such as for back-office systems, and network equipment related to the closing of a network operation center. The losses for the fiscal year ended March 31, 2009 increased as there were disposal of network equipment and software such as for back-office systems due to the cancellation from a certain large customer and the discontinuance in some services.
     Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including our domestic and international backbone as well as local access lines that customers use to connect to IIJ’s network. The leases for our domestic backbone are generally non-cancelable for a minimum one-year lease period. The leases for our international backbone connectivity for mainly three-year lease period are substantially non-cancelable. We also lease office premises and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2011 and also lease network operation centers under non-cancelable operating leases. If the ATM operation business start up in accordance with its plan, additional lease payments for ATMs are expected.
     Lease expenses related to backbone lines for the fiscal years ended March 31, 2007, 2008 and 2009, amounted to ¥3.5 billion, ¥3.5 billion and ¥3.7 billion, respectively. Lease expenses for local access lines for the fiscal years ended March 31, 2007, 2008 and 2009, which are only attributable to dedicated access revenues, amounted to ¥4.6 billion, ¥5.0 billion and ¥5.3 billion, respectively. Other lease expenses for the fiscal years ended March 31, 2007, 2008 and 2009, amounted to ¥4.4 billion, ¥6.2 billion and ¥7.2 billion, respectively.

     We conduct our connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets at the execution of the capital lease agreements and accumulated depreciation amounted to ¥15.6 billion and ¥7.7 billion at March 31, 2008, respectively and ¥16.9 billion and ¥9.2 billion at March 31, 2009, respectively.
     As of March 31, 2009, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payment due by period
		(millions of yen)
	Total contractual
	amount	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Connectivity lines operating leases	¥2,398	¥1,206	¥1,039	¥153	¥—
Other operating leases	5,730	2,146	1,258	940	1,386
Capital leases	8,514	3,482	4,390	641	1

Total minimum lease payments (1)	¥16,642	¥6,834	¥6,687	¥1,734	¥1,387

(1)	See Note 8 “Leases” to our consolidated financial statements included in this annual report.
     Payments of principal and interest on outstanding borrowings. We require cash for payments of interest and principal on our outstanding borrowings.
     Short-term borrowings. As of March 31, 2009, our short-term borrowings consisted of bank overdrafts was ¥7.4 billion. The weighted average interest rate of our short-term borrowings was 1.223%. Our short-term borrowings as of March 31, 2009 decreased by ¥1.8 billion (net), compared to the balance as of March 31, 2008, due to repayments. Our unused balance under our bank overdraft agreements, uncommitted, was ¥11.2 billion in short-term borrowings as of March 31, 2009.
     Long-term borrowings. As of March 31, 2009, we had no outstanding long-term borrowings.
     Collateral for borrowings. Substantially all of our short-term and long-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the banks may require us to provide collateral or guarantees with respect to the borrowings. We did not provide banks with any collateral for outstanding loans as of March 31, 2008 and 2009. Our primary banking relationships are with Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., Bank of Tokyo-Mitsubishi UFJ, Ltd., and Mitsubishi UFJ Trust and Banking Corporation. The banks are also shareholders and customers of ours.
     Investments in current and former group companies. In the past, we have made substantial investments in current and former group companies. We may need to provide additional investment in our group companies to enhance or maintain our business synergy with our affiliated companies in the future. See Item 4.B., “Our Group Companies” for information on investment in equity method investees.
     Working capital needs. Our principal working capital requirements are for operating lease payments for our domestic and international backbone and local access lines. We also require working capital requirements for personnel expenses, office rents and other operating expenses.
Capital Resources
     We seek to manage our capital resources and liquidity to provide adequate funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions, capital leases and issuances of equity securities. At March 31, 2009, we had cash and cash equivalents of ¥10.2 billion. We expect that cash from operating activities and other sources of liquidity will be sufficient to meet our requirements through the year ending March 31, 2010.
     Short-term and long-term Borrowings. Short-term and long-term borrowings provide us with an important source for maintaining adequate level of working capital, acquisition of fixed assets and investments. We plan to continue to refinance our short-term borrowings or use the unused balance outstanding of ¥11.2 billion, uncommitted, as of March 31, 2009 under the bank overdraft agreement for maintaining adequate level of working capital, acquisition of fixed assets and investments. See — Payments of principal and interest on outstanding borrowings.
     Cash flows from operating activities. We generated ¥8.6 billion by operating activities for the year ended March 31, 2009. See — Cash Flows.
     Capital Leases. Capital leases also provide us with an important source of financing. See Note 8 “Lease” to our consolidated financial statements included in this annual report on Form 20-F.

Cash Flows
     We had cash and cash equivalents of ¥10.2 billion at March 31, 2009 compared to ¥11.5 billion at March 31, 2008.
     The following table presents information about our cash flows during the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal year ended March 31,
	2007	2008	2009
	(millions of yen)
Net cash provided by operating activities	¥7,402	¥4,538	¥8,631
Net cash used in investing activities	(3,014)	(5,444)	(3,328)
Net cash used in financing activities	(4,560)	(1,152)	(6,573)
Effect of exchange rate changes on cash and cash equivalents	(0)	(26)	(13)

Net decrease in cash and cash equivalents	(172)	(2,084)	(1,283)
Cash and cash equivalents at beginning of the year	13,727	13,555	11,471

Cash and cash equivalents at end of the year	¥13,555	¥11,471	¥10,188

Year Ended March 31, 2009 as Compared to the Year Ended March 31, 2008
     Net cash provided by operating activities for the fiscal year ended March 31, 2009 was ¥8.6 billion, an increase of ¥4.1 billion from ¥4.5 billion for the previous fiscal year. Net cash provided by operating activities for the fiscal year ended March 31, 2009 mainly reflected the decrease of ¥0.4 billion in net income from continuing operations adjusted for non-cash income and expenses, compared to the previous fiscal year, mainly due to the decrease in operating income before depreciation and amortization as a result of the decrease in gross margin from systems integration and operating loss related to 4 new subsidiaries. There were also expenses in deferred income tax of ¥2.3 billion, depreciation and amortization of ¥0.7 billion, and loss on disposal of property and equipment of ¥0.3 billion. In addition, the changes in operating assets and liabilities for the fiscal year ended March 31, 2009 resulted in a positive impact of ¥4.5 billion compared to the previous fiscal year mainly due to the decrease in account receivables, decrease in inventories and prepaid expenses and the decrease in accounts payable related to systems integration project on cash flows from operating activities.
     Net cash used in investing activities for the fiscal year ended March 31, 2009 was ¥3.3 billion, a decrease of ¥2.1 billion from ¥5.4 billion for the previous fiscal year. Net cash used in investing activities for the fiscal year ended March 31, 2009 decreased mainly reflecting the absence in payment for purchase of subsidiary stock from minority shareholders of ¥2.0 billion and the absence in payment of ¥0.8 billion for acquisition of a newly controlled company, net of cash acquired. Payment for the purchase of property and equipment increased by ¥1.1 billion compared to the previous fiscal year and the decrease in proceeds from sales of available-for-sale securities had negative effect on cash flows from investing activities.
     Net cash used in financing activities for the fiscal year ended March 31, 2009 was ¥6.6 billion, an increase of ¥5.4 billion, from ¥1.2 billion for the previous fiscal year. Net cash used in financing activities for the fiscal year ended March 31, 2009 mainly reflected an increase in net repayments of ¥4.6 billion in short-term borrowings and an increase in principal payment under capital leases of ¥0.4 billion. Also, payments for acquisition of treasury stock of ¥0.4 billion in comparison with no acquisition of treasury stock in the previous fiscal year resulted in a negative effect on cash flows from financing activities compared to the previous fiscal year.

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
     Net cash used in financing activities for the fiscal year ended March 31, 2008 was ¥1.2 billion, a decrease of ¥3.4 billion, from ¥4.6 billion for the previous fiscal year. Net cash used in financing activities for the fiscal year ended March 31, 2008 mainly reflected an increase in net repayments of ¥1.3 billion in short-term borrowings with initial maturities over three months and long-term borrowings and an increase of ¥4.6 billion in net proceeds from short-term borrowings with initial maturities of less than three months mainly in order to finance our acquisition of shares of the two consolidated subsidiaries from their minority shareholders, and an absence of ¥1.0 billion in net amount of repayments of securities loan agreements due to the termination of contracts compared to the previous fiscal year. Also, dividends payments of ¥0.5 billion in comparison with no dividends payments in the previous fiscal year resulted in a negative effect on cash flows from financing activities compared to the previous fiscal year.
Contingencies
     We did not have any material contingent liabilities as of March 31, 2009.
C. Research and Development, Patents and Licenses, etc.
     See the information in Item 4.B., “Business Overview — Research and Development.”
D. Trend Information.
Factors Affecting Our Future Financial Results
     We expect that the following are the most significant factors likely to affect our financial results and those of our consolidated subsidiaries. You should also consult Item 3.D. “Risk Factors” and the other portions of this annual report on Form 20-F for additional factors affecting our financial results.
Revenues
     We have disclosed revenues and costs for ATM operation business from the fiscal year ended March 31, 2009 because the amount of losses related to the business has become materially large. Currently, we have two segments: Network services and systems integration business and ATM operation business. Network services and systems integration business is comprised of: Connectivity and outsourcing services, Systems integration and Equipment sales.
Connectivity and outsourcing services revenues
     Connectivity and outsourcing services revenues consist of our revenues from connectivity services for corporate use, our revenues from connectivity services for home use, our revenues from outsourcing services revenues. Our connectivity and outsourcing services revenues accounted for 50.3% of our revenues for the fiscal year ended March 31, 2009, 46.8% for the fiscal year ended March 31, 2008, and 42.7% of our revenues for the fiscal year ended March 31, 2007. As our connectivity services customers are more likely to use our outsourcing services or systems integration services as their network needs develop, connectivity services are also important for the growth of our outsourcing services or systems integration business.

Connectivity services for corporate use
     Our revenues from connectivity services for corporate use accounted for 18.8% of our total revenues for the fiscal year ended March 31, 2009, 18.2% for the fiscal year ended March 31, 2008, and 19.7% for the fiscal year ended March 31, 2007. Revenues from connectivity services for corporate use depend on the size of our customer base, the average contracted bandwidth and unit price of our services. The market for connectivity services for corporate users is generally following three trends:
•	Increased contracted bandwidth. Total contracted bandwidth for connectivity services for corporate user increased to 530.5 Gbps for the fiscal year ended March 31, 2009 from 392.4 Gbps for the previous fiscal year. The number of IP Service contracts for the bandwidth over 100Mbps increased to 319 for the fiscal year ended March 31, 2009 from 271 for the previous fiscal year. This increase is mainly due to an increase in customers’ demand for higher bandwidth for their Internet connectivity. The total contracted bandwidth for connectivity services for corporate users are calculated by adding the contracted bandwidth for the each of the following service: IP Service, IIJ Data Center Connectivity Service and Broadband Services. The average monthly revenues per contract for IP Services were approximately ¥0.5 million at the end of March 2009, compared to the revenues per contract of ¥0.6 million at the end of March 2008. Though we do not expect revenue per contract to grow in the fiscal year ending March 31, 2010 due to continuing competition, we believe that customer demand for higher bandwidth will continue as the use of broadband by corporate customers expands, and we will try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services to differentiate them from those of our competitors.

•	Increased demands for broadband services. Demand for broadband services such as IIJ FiberAccess/F, IIJ DSL/F and IIJ DSL/A are increasing steadily as the services are used more often to connect corporate branches and remote offices. The services uses ADSL lines at maximum 47 Mbps speed or optical lines at maximum 10 Mbps, 100 Mbps or 1Gbps as access lines. The number of contracts for IIJ FiberAccess/F and IIJ DSL/F increased to 26,023 for the fiscal year ended March 31, 2009 from 23,539 for the previous fiscal year. We also expect that it will also contribute to the increase of outsourcing services and systems integration revenues as usage and implementation of these connectivity services will increase the demand for outsourcing services such as security services and network systems integration.

•	Increased demands for Mobile Data Communications services. Demand for our mobile data communications service, IIJ Mobile Service, which is provided under MVNO is increasing rapidly after the introduction in January 2008. Corporate customers who are highly security conscious are looking for data communication services with high security features such as VPN access and private access. We also expect that it will also contribute to the increase of outsourcing services and systems integration revenues as usage and implementation of these connectivity services will increase the demand for outsourcing services such as security services and network systems integration.
Connectivity services for home use
     Our revenues from connectivity services for home use accounted for 9.4% of our total revenues for the fiscal year ended March 31, 2009, 8.1% for the fiscal year ended March 31, 2008, and 3.5% for the fiscal year ended March 31, 2007. Revenues from connectivity services for home user depend on the size of our customer base and pricing. The size of our customer base depends primarily on the popularity of services under the hi-ho brand name, our OEM services, and the attractiveness of our service offerings which is measured primarily by the quality of service provided to subscribers and our ability to attract new customers by offering remote access solutions in combination with various access and security services.
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
     From fiscal year ended March 31, 2009, there were full contributions from hi-ho which we acquired in June 2007. While the number of contracts for connectivity services for home use decreased to 443,412 as of March 31, 2009 compared to 473,266 as of March 31, 2008, users are shifting from dial-up and ADSL services to optical line services which charges higher monthly fees. Additionally, from December 2008, high-speed mobile data communications service for home use was introduced under hi-ho and the IIJ brand.

Outsourcing Services
     Our revenues from outsourcing services accounted for 22.1% of our total revenues for the fiscal year ended March 31, 2009, 20.5% for the fiscal year ended March 31, 2008, and 19.5% of our revenues for the fiscal year ended March 31, 2007. Outsourcing services consist of network-related services, server-related services, security-related services and data center-related facility services and operation and management services. For the fiscal year ended March 31, 2009, outsourcing services revenues increased to ¥15.4 billion from ¥13.7 billion for the fiscal year ended March 31, 2008 and from ¥11.1 billion for the fiscal year ended March 31, 2007. The increase is primarily due to the increasing demands for these services from our corporate connectivity customers.
     The growth of these services is primarily due to the increase in demand for security services, data center services and network outsourcing services such as e-mail security services, data center operations, VPN services for customers internal networks and customer support. We expect that business customers will continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of outsourcing services to enhance productivity, reduce costs and improve service reliability. As a result, we expect our revenue from outsourcing services will continue to grow.
Systems integration revenues, including related equipment sales revenues
     Our systems integration revenues consists of systems construction and systems operation and maintenance.
     Systems construction, which are one-time revenues, accounted for 21.0% of our total revenues for the fiscal year ended March 31, 2009, 27.0% for the fiscal year ended March 31, 2008, and 29.2% for the fiscal year ended March 31, 2007. Systems integration revenues, including related equipment sales revenues for the fiscal year ended March 31, 2008 decreased by 18.7% from the previous fiscal year heavily affected by the lack of IT investment. In the previous year, there was a large-scale systems construction project whereas in the fiscal year ended March 31, 2009, there were mainly small sized network related construction projects.
     Systems operation and maintenance, which are monthly recurring revenues, accounted for 27.3% of our total revenues for the fiscal year ended March 31, 2009, 23.9% for the fiscal year ended March 31, 2008, and 24.3% for the fiscal year ended March 31, 2007. Systems operation and maintenance showed steady increase as systems operation and maintenance revenues accumulates followed by the completion of systems construction projects.
     While recurring revenues from systems operation and maintenance is expected to show steady increase, we expect one-time revenues from systems construction to continue to be strongly affected by the Japanese economic situation and also by seasonal fluctuations in the fiscal year. The primary seasonal variations in systems construction revenues relate to budgetary cycles of Japanese companies which mostly ends in March. Systems construction revenues can also fluctuate significantly in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast. However, in the mid-to long term, we believe systems integration will drive growth in revenues and operating income.
Equipment sales revenues
     Our equipment sales revenues consist primarily of sales of networking and other related equipment, other than that provided in connection with our systems integration services. Our equipment sales revenues accounted for 1.4% of our total revenues for the fiscal year ended March 31, 2009, 2.3% for the fiscal year ended March 31, 2008, and 3.8% for the fiscal year ended March 31, 2007. Our equipment sales revenues can fluctuate significantly, in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.
ATM Operation Business revenues
     ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. ATMs commission collected from each withdrawal are aggregated every month and recognized as ATM operation revenues. Our ATM operation business is currently in the stage of business startup and there are risks of not able to introduce ATMs along with its plan or will not record ATM withdrawal transaction as anticipated, and we may not be able to achieve the expected revenue.
     During the fiscal year ended March 31, 2009, Trust Networks completed its field test of 10 ATMs operations and aims to introduce around 8,000 ATMs in four to five years from the fiscal year ending March 31, 2010. Revenue from our ATM operation business was ¥23 million for the fiscal year ended March 31, 2009 and as of June 30, 2009, Trust Networks operated 26 ATMs.

Additional factors affecting revenues
     A number of other factors may affect demand for our services and in turn our revenues, including overall increases in business usage of Internet and network solutions and our range of service offerings.
•	Increase in business usage. Our revenues will be affected by the extent and speed with which businesses in Japan exploit the Internet and network solutions to their full potential, including, for example, electronic transactions between businesses and expanding the range of devices that access the Internet. Such services require high-quality and high-capacity connectivity services for both businesses and individuals. Such services also require provision of total network solutions including various Internet connectivity services, systems integration and other outsourcing services which we believe we are well positioned to provide. The degree of business usage will also depend upon a variety of factors including:
•	technological advances, reliability of security systems and users’ familiarity with and confidence in new technologies,

•	the rate at which Japanese companies in certain industries significantly increases their Internet usage, and

•	corporate budgets for information technologies, including Internet-related items.
•	Range of service offerings. To increase our revenues from business users, we provide a wide variety of services and are introducing new services. For Internet connectivity services, we added mobile access service. Additionally, we introduced security options for the mobile service which are accounted in outsourcing service revenues. We have also opened a new Internet data centers to strengthen our multi-site data center solutions. We believe these steps will allow us to sell a greater variety of services to our high-end corporate users and to capture a greater amount of the current growth and demand. However, we will still be strongly dependent on Japanese companies and by their Information Technology budgets. The weak Japanese economy is also expected to continue to affect our overall revenues, especially with respect to systems construction revenues. We expect Internet usage to continue to grow rapidly in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to offer a broad range of services to meet our customers’ demands will significantly influence our future revenues.

•	Synergies between connectivity services, outsourcing services and systems integration. Most of our systems integration customers become Internet connectivity service customers as well, and we expect these relationships to continue. As part of our systems integration business, we offer solution services for corporate information network systems, consulting, project planning, system design and systems/operation outsourcing or Internet VPN solution services which combines the FLET’S Internet connectivity services with the SEIL, adopted by customers who have multiple locations, such as branches, offices and factories. The number of contracts concerning these services is steadily increasing and we seek to enlarge these network integration services with relatively high gross margin services. The ability to introduce a wide range of services, including solutions necessary to build corporate information network systems, like disaster recovery services and Internet VPN, Voice over IP (“VoIP”), SEIL, private mobile access solutions, SEIL/SMF and wireless LAN service, is an important competitive factor.

•	Synergies between group companies. The group works together as a team to provide network solutions to our customers, mainly corporate and governmental organizations.
Costs and expenses
     Costs and expenses include cost of connectivity and outsourcing services revenues, cost of systems integration revenues and equipment sales, Cost of ATM operation business, sales and marketing, general and administrative and research and development expenses.
Cost of connectivity and outsourcing services revenues
     Our primary cost of connectivity and outsourcing services revenues is the leasing fees that we pay for the leased lines which comprise our network and for the dedicated local access lines that our subscribers use to connect with our network. Other primary components of our costs are depreciation and amortization of capital leases for network equipment, personnel and other expenses for technical and customer support staff and network operation center costs. Most of our network equipment is leased rather than purchased to take advantage of the financing provided by a capital lease arrangement.
     We have made continuous investments in the past few years in developing and expanding our network. However, due to a slight increase in procurement prices for backbone circuits, our costs have slightly increased. For the fiscal year ended March 31, 2009, our leased line and other connectivity costs were ¥12.3 billion or 35.0% of our connectivity and outsourcing services revenues. For the previous fiscal year, these costs were ¥10.9 billion or 35.0% of our connectivity and outsourcing services revenues.

•	Backbone cost. Backbone cost for the fiscal year ended March 31, 2009 was ¥3.7 billion, a slight increase compared to the fiscal year ended March 31, 2008. We do not expect that our backbone cost will increase significantly as compared with recent fiscal years.

•	Dedicated local access line costs. We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs for the fiscal year ended March 31, 2009 were ¥8.1 billion, increased by 14.2%, compared to the cost for the fiscal year ended March 31, 2008. This increase was mainly resulted from the additional cost related to hi-ho, which we acquired in June 2007, of ¥2.9 billion (12 months) for the fiscal year ended March 31, 2009 compared to ¥2.1 billion (10 months) for the previous fiscal year. Other connectivity costs were ¥0.5 billion for the fiscal year ended March 31, 2009 compared to ¥0.4 billion for the previous fiscal year.
     Depreciation and amortization cost increased to ¥3.5 billion for the fiscal year ended March 31, 2009 from ¥2.9 billion for the fiscal year ended March 31, 2008. Capital expenditures for the fiscal year ended March 31, 2009 increased to ¥7.0 billion from ¥6.1 billion for the fiscal year ended March 31, 2008. We do not expect that the depreciation and amortization will change significantly compared with recent fiscal years.
Costs of systems integration revenues and equipment sales
     Our cost of systems integration revenues and equipment sales generally increases or decreases in tandem with systems integration revenues and equipment sales revenues. In addition, as we incur significant systems integration costs up front in connection with the provision of new types of systems integration service or commencement of a systems integration project, our margins tend to improve as the number of our customers grows and to the extent we provide ongoing systems integration services, especially operation and maintenance services, for existing customers. The main determinant of whether our costs will be high relative to our revenues is whether we are able to generate significantly higher margin systems integration work. To do so, we must generate systems integration work that relies more heavily on our engineering and technological expertise instead of systems integration work that primarily focuses on the delivery of networking equipment. By doing more planning, designing and engineering-related work rather than just equipment procurement, we believe that not only will we be able to increase our margins, but we will also be able to increase customer satisfaction and our subscriber retention and repeat business rates because we will be able to provide our customers with advanced and cost-effective total Internet solutions. However, during the fiscal year ending March 31, 2010, we will focus on controlling personnel and outsourcing costs adequately with the assumption that systems construction revenue will not increase much due to by the weak Japanese economy.
Costs of ATM Operation Business
     Our cost of ATM operation business consists primarily of systems related cost including up front application development and outsourcing related costs. During the fourth quarter of fiscal year ended March 31, 2009, the ATM operation business recorded approximately ¥0.2 billion in cost and we expect that this level in cost will continue quarter by quarter in the fiscal year ending March 31, 2010. In addition, if the ATM operation business start up in accordance with its plan, additional capital expenditures including capitalized lease related to the placement of ATMs in Japanese PACHINKO parlors, operation and maintenance fees and other costs will increase.
Sales and marketing
     Our sales and marketing expenses consist primarily of costs related to personnel, sales activities, marketing activities, general advertising expenses and written-off accounts receivable. Our sales and marketing expenses will increase to the extent that we expand our operations and increase our sales and marketing activities. We expect sales and marketing expenses to slightly increase in the fiscal year ending March 31, 2010 in accordance with our business growth.
General and administrative
     Our general and administrative expenses include primarily expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. Our general and administrative expenses will increase to the extent that we grow our business and add new graduates. We expect general and administrative expenses to slightly increase in the fiscal year ending March 31, 2010 in accordance with our business growth. However, we plan to keep tight control over the number of outsourcing personnel and hiring of personnel other than new graduates.
Research and development
     Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. We expect the research and development expenses will increase for the fiscal year ending March 31, 2010 as we focus on strengthening our research and development organizations.

Other income (expenses)
     Our other income and expenses include interest income and expenses and other primary items such as foreign exchange gains or losses, gains on sales of other investments and impairment losses on write-downs of investments in certain marketable and nonmarketable equity securities.
•	Interest expense. Most of our interest expense is from bank borrowing and capital leases. Interest income and interest expenses are also affected by the fluctuation of market interest rates and our total amount of outstanding borrowings. As we increase capital leases or borrowings in order to finance further development of our backbone and data centers and for other investments, interest expenses will also increase.

•	Losses on write-down of other investments. We hold other investments comprised of available-for-sale securities, nonmarketable equity securities and funds. The book values of other investments are affected by the fluctuation in the market price or the decrease in fair values of nonmarketable investments and funds. If a decrease below cost in the market price or fair value of an investment is judged to be other than temporary, we will have impairment losses on other investments.
Income Tax Expense (Benefit)
     Our income tax expense (benefit) is affected by deferred tax assets related to tax operating carryforwards. We recorded ¥1.7 billion of deferred tax benefits for the fiscal year ended March 31, 2008 and a deferred tax expense of ¥0.6 billion for the fiscal year ended March 31, 2009. As of March 31, 2009, we had deferred tax asset (current) of ¥0.8 billion and deferred tax asset (noncurrent) of ¥2.3 billion, respectively, which will result in deferred tax expense in the future.
E. Off-Balance Sheet Arrangements.
     We do not have any off-balance sheet arrangements as is defined for purposes of Item 5.E. of Form 20-F.
F. Tabular Disclosure of Contractual Obligations.
     The following table shows our material contractual payment obligations under our agreements as of March 31, 2009:

	Payments due by period (in millions of yen)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Capital lease obligations	8,514	3,482	2,297	1,093	1,386
Operating lease obligations	8,128	3,352	4,390	641	1

Total (1) (2) (3) (4)	¥16,642	¥6,834	¥6,687	¥1,734	¥1,387

(1)          In addition to the above;
•	We plan to contribute ¥167 million to our defined benefit pension plan for the fiscal year ending March 31, 2009.

•	In May 2006, in January 2007 and in January 2008, IIJ made agreements (three agreements in total) to invest in funds which invest mainly in unlisted stocks with an investment advisory company. IIJ committed to provide up to $5 million for each fund ($15 million in total) at its request in several future years. IIJ has provided a total of ¥500,000 thousand ($5,043 thousand) to them as of March 31, 2008. (Please refer to Note 15 to our consolidated financial statements).

(2)	The table above does not include short term borrowings. For short term borrowings, see Item 5.B “Liquidity and Capital Resource” and Note 9 “Borrowings” to our consolidated financial statements included in this annual report on Form-20F.

(3)	The table above does not include obligations for interest payments on debt, as such payments are not material. For interest payments regarding capital lease, see Note 8 “Lease” to our consolidated financial statements included in this annual report on Form 20-F.

(4)	The table above does not include an unrecognized tax benefit of ¥66 million. For unrecognized tax benefit, see Note 10 “Income Taxes” to our consolidated financial statements included in this annual report on Form 20-F.

Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
     The following table provides information about our directors, executive officers and company auditors as of June 26, 2009:

Initial date of
appointment as
				director, executive	Number of IIJ
				officer or company	shares owned as of
Name	Position	Date of birth	Current term expires	auditor	September 18, 2009
Koichi Suzuki	President, Chief Executive Officer and Representative Director	Sep. 3, 1946	June 2012	Dec. 1992	12,846
Hideshi Hojo	Senior Managing Director	Dec. 22, 1957	June 2012	June 2000	*
Hitoshi Imafuku	Senior Managing Director	Apr. 2, 1957	June 2012	June 2009	*
Chiaki Furuya	Managing Director	Jul. 11, 1949	June 2012	June 2009	*
Takamichi Miyoshi	Director	May 5, 1963	June 2010	June 2002	*
Akihisa Watai	Director, Chief Financial Officer and Chief Accounting Officer	Sep. 30, 1965	June 2010	June 2004	*
Kazuhiro Tokita	Director	Apr. 25, 1969	June 2012	June 2005	*
Junichi Shimagami	Director	Apr. 17, 1967	June 2012	June 2007	*
Kiyoshi Ishida	Director	Nov. 22, 1960	June 2010	June 2008	*
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2010	June 2004	—
Takashi Hiroi	Director	Feb. 13, 1963	June 2010	June 2004	—
Junnosuke Furukawa	Director	Dec. 5, 1935	June 2012	June 2005	—
Senji Yamamoto	Director	Apr. 14, 1946	June 2010	June 2006	*
Shingo Oda	Director	Nov. 8, 1944	June 2010	June 2008	—
Junichi Tate	Company Auditor	Nov. 6, 1949	June 2012	June 2006	—
Masaki Okada	Company Auditor	Jan. 9, 1959	June 2012	June 2004	—
Masaaki Koizumi	Company Auditor	Oct. 4, 1964	June 2012	June 2004	—
Hirofumi Takahashi	Company Auditor	Sep. 1, 1939	June 2012	June 2005	*

*	Owns less than 1% of outstanding shares of IIJ’s common stock.
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
     Hideshi Hojo has served as senior managing director of IIJ since June 2006 and as division director of the Sales Department since August 2003. Mr. Hojo is also a director of Net Care, i-revo and NCJ, and president of ODS. From February 1998 to June 2000, Mr. Hojo acted as general manager of the Sales Division, from June 2000 to June 2002, as a director and from June 2002 to August 2003, as managing director and division director of the Sales & Marketing Department. Mr. Hojo joined us in 1996. Prior to joining us, Mr. Hojo had 16 years of experience in the field of sales working for the Itochu Group.
     Hitoshi Imafuku was appointed as senior managing director of IIJ in June 2009. Mr. Imafuku joined us in 2009 and is serving as Director in charge of Business Planning. Mr. Imafuku joined Nippon Telegraph and Telephone Public Corporation in April 1980 and prior to joining us, he worked as Kagoshima General Manager of Nippon Telegraph and Telephone West Corporation from July 2006.
     Chiaki Furuya was appointed as a managing director of IIJ in June 2009 and will serve as division director of the Administrative Department. Mr. Furuya has joined us as our advisor in October 2008. Mr. Furuya joined Japan Broadcasting Corporation from April 1973 and prior to joing us, he worked as Head of secretary’s office of Japan Broadcasting Corporation from June 2006.
     Takamichi Miyoshi has served as a director of IIJ since June 2002 and as a director and general manager of the Strategy Planning Division since April 2004. Mr. Miyoshi is also a director of Multifeed. Mr. Miyoshi joined us in April 1993. From October 1994, Mr. Miyoshi acted as general manager of the Network Operations and Systems Administration Division.

     Akihisa Watai has served as a director, chief financial officer and chief accounting officer since June 2004. Mr. Watai is a director of NCJ and Trust Networks, and a company auditor of i-revo, TCC, ODS and IIJ-II. Mr. Watai joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1989 and was temporarily transferred to IIJ from August 1996. In February 2000, Mr. Watai joined IIJ permanently and has been general manager of the Finance Division since April 2004.
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
     Kiyoshi Ishida has served as a director of IIJ since June 2008 and has been division director of the SEIL Business Unit since April 2006. Mr. Ishida joined us in March 1996. Prior to joining us, Mr. Ishida worked at SEIKO Systems Inc. (Currently SEIKO Precision Inc.), which he joined in April 1985.
     Yasurou Tanahashi has served as an outside director of IIJ since June 2004. Mr. Tanahashi has served as an advisor of NS Solutions Corporation, an affiliated company of Nippon Steel Corporation from June 2007 to June 2009. Mr. Tanahashi had been a president and representative director of NS Solutions Corporation since April 2000 and had been chairman of NS Solutions Corporation since April 2003.
     Takashi Hiroi has served as an outside director of IIJ since June 2004. Mr. Hiroi joined NTT in April 1986 and has served as senior manager of the Corporate Management Strategy Division of NTT from May 2005 to June 2008. Mr. Hiroi is serving as Strategic Business Development Division of NTT since June 2008.
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
     Shingo Oda has served as an outside director of IIJ since June 2008. From May 2005 to November 2007, Mr. Oda was president and representative director of Hewlett-Packard Japan, Ltd. From February 2002, Mr. Oda was vice president and representative director of Hewlett-Packard Japan, Ltd.
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
B. Compensation.
     For the fiscal year ended March 31, 2009, the aggregate compensation we paid or accrued for all of our executive officers, directors and company auditors was approximately ¥545 million. We established a retirement plan for full-time directors in March 2007. We recorded a liability for retirement benefits for standing directors and company auditors of ¥293 million, which would be required if they retire as of March 31, 2009. The liability for retirement benefits of ¥56 million recognized for the fiscal year ended March 31, 2009 is included in the aggregate amount of compensation shown above. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.
C. Board Practices.
     In accordance with the Corporation Law of Japan and our Articles of Incorporation, our directors are elected at a general meeting of shareholders and our Board of Directors consists of minimum of 3 and maximum of 14 directors. While the normal term of office of a director is two years, a director may serve any number of consecutive terms. We do not have audit or remuneration committees, as is the standard practice in Japan. We do not have any service contracts with any of our directors providing for benefits upon termination of their employment.
     We have a Board of Company Auditors as well as an accounting auditor who is an independent certified public accountant. In accordance with the Corporation Law of Japan and our Articles of Incorporation, our Board of Company Auditors consists of minimum of three company auditors, of whom at least half must be from outside of the company, and company auditors are elected at a general meeting of shareholders. Currently, three of our four company auditors are outside company auditors. While the normal term of office of a company auditor is four years, a company auditor may serve any number of consecutive terms. Our company auditors are under a statutory duty to supervise the execution of duties by the directors, to investigate proposals and documents to be submitted by the Board of Directors to the general meetings of shareholders and report their opinions thereon to the shareholders, if necessary. They are required to attend meetings of the Board of Directors and to express their opinions if necessary, but they are not entitled to vote. Each of our company auditors also have a statutory duty to audit business reports and examine the audit report on our financial statements prepared by our accounting auditor, and provide a report thereon to the entire Board of Company Auditors, which must, in turn, submit its audit report to the Board of Directors and/or the general meetings of shareholders. The Board of Company Auditors will also determine matters relating to the duties of company auditors, such as audit policy and methods of investigation of our affairs.
     Following the requirements of the Company Law of Japan, we require a director to obtain the approval of the Board of Directors in order for such director to accept a transfer of a product or any other asset of IIJ, to transfer a product or any other asset of such director to IIJ, to receive a loan from IIJ, or to effect any other transaction with IIJ, for himself or a third party.
     If we issue common shares or other shares, stock acquisition rights or bonds with stock acquisition rights under the Company Law of Japan, it is necessary for the Board of Directors to determine the conditions of issuance. Additionally, if the company issues such securities to persons other than shareholders (in case of common shares or other shares) at a specially favorable issue price or (in case of stock acquisition rights or bonds with stock acquisition rights) on specially favorable conditions, even when there are provisions related thereto in the Articles of Incorporation, some matters related to such issuance shall be resolved by special resolution of the shareholders’ meeting.
     The rights of ADR holders, including their rights relating to corporate governance practices, are provided in the deposit agreement which is an exhibit to this annual report.
     LIMITATION OF LIABILITIES OF SOME OUTSIDE DIRECTORS AND AUDITORS
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

D. Employees.
     As of March 31, 2009, we had 1,602 employees, including employees of our consolidated subsidiaries, and we had 1,373 employees as of March 31, 2008 and 1,115 employees as of March 31, 2007. The following table shows the breakdown of the employees by main category of activity.

	For the fiscal year ended March 31,
	2007	2008	2009
	(number of employees)
Engineering	792	941	1,075
Sales	204	245	298
Administration	159	187	229
     Except for the 23 employees in the United States employed by our subsidiary, IIJ-A, all of our employees work in Japan. We have never experienced any labor disputes and consider our labor relations to be good. To our knowledge, none of our employees is a member of any union.
E. Share Ownership.
     The information on share ownership required by this item is in Item 6.A. “Directors and Senior Management” above.
Stock Option Plan
•	June 2001 Stock Option Plan. In June 2001, we implemented a stock option plan under which 395 options to acquire a total of 1,975 shares or 790,000 ADS equivalents, or approximately 1.8% of total outstanding shares on that date, were granted to 44 directors and employees on August 2, 2001. The option exercise price for the shares was determined by setting the price 5% above the 30-days average of the closing market prices beginning 45 days prior to the date of the grant which was ¥403,661 per share and has been adjusted to ¥334,448 as a result of issuances of common shares. The options are exercisable for eight years from the date the options became fully vested.

•	April 2000 Stock Option Plan. In April 2000, we implemented a stock option plan under which our directors and employees were granted 295 options to acquire a total of 1,475 shares or 590,000 ADS equivalents, or approximately 1.2% of total outstanding shares on that date. The options were granted to 34 directors and employees on May 31, 2000. The option exercise price was determined by setting the price at 5% above the 30-day moving average of closing market prices beginning 45 days prior to the date of grant, which was ¥2,611,112 per share and has been subsequently adjusted to ¥2,163,418 as a result of issuances of common shares. The options are exercisable for eight years from the date the options became fully vested.

•	March 2001 Warrant Issuance. On March 31, 2001, certain directors of IIJ were provided with 375 warrants exercisable for shares of common stock of IIJ-Tech. Each warrant is exercisable for one share of common stock up to seven or eight years from the date of grant at an exercise price of ¥300,000 and was purchased for 1% of the exercise price. In March 2006, 25 of those 375 warrants expired. In March, 2007, 250 of those 375 warrants were exercised at the exercise price of ¥250,326. The exercise price was revised from ¥300,000 to ¥250,326, due to the effects of issuances of new shares during the year ended March 31, 2006. The remaining 100 warrants expired on March 29, 2007.
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
Employee Stock Purchase Plan
     We have an employee stockholding association that holds 1,844 shares of common stock, or 0.9% of our outstanding shares, as of March 31, 2009. The association provides designated employees with the opportunity to purchase shares at market value. Shares are basically held in the name of the employee stock purchase program until employees leave the association, due to resignation or retirement. The representative of the employee shareholders’ association exercises voting rights in accordance with the instructions of each employee shareholder.

Director Stock Purchase Plan
     The Director Stock Purchase Plan was implemented in November 2007. The plan provides designated directors of IIJ and its wholly-owned subsidiaries with the opportunity to purchase IIJ common shares at market value, every month, with a fixed amount of their own money through a designated security broker.
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders.
     The following table shows information regarding beneficial ownership of our common stock as of March 31, 2009 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and SEC.

	Outstanding Voting Shares
	as of March 31, 2009(3)
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates (1)	60,675	30.0%
Koichi Suzuki	12,823	6.3
Itochu Corporation	10,430	5.1
Directors and executive officers as a group (2)	13,830	6.8

(1)	Includes NTT, which owns 50,475 shares, or 24.9% of our outstanding voting shares and 24.4% of our total issued shares, and NTT Communications, which owns 10,200 shares, or 5.0% of our outstanding voting shares and 4.9% of our total issued shares.

(2)	Includes Koichi Suzuki’s holdings which are also separately set forth above and Hirofumi Takahashi’s holdings of 6,000 ADRs, which are equivalent to 15 shares of common stock. No other director or executive officer except for Koichi Suzuki is a beneficial owner of more than 5%.

(3)	In October 2008, the Company resolved at the meeting of Board of directors to repurchase our own shares. During the authorized repurchasing period, we have purchased 3,934 shares of the Company and hold them as treasury stock. For details, see Item 16E. “Purchase of Equity Securities by the Issuer and Affiliated Purchasers”.
     Our major shareholders have the same voting rights as other holders of our common stock.
     According to our register of shareholders, as of March 31, 2009, there were 4,978 holders of common stock of record worldwide. As of March 31, 2009, The Bank of New York Mellon, depositary for our ADSs, held 7.7% of the outstanding common stock on that date. According to The Bank of New York Mellon, as of March 31, 2009, there were 20 ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 206,478 shares of common stock outstanding as of March 31, 2009, 15,990 shares were held in the form of 6,396,000 ADSs.
B. Related Party Transactions.
     NTT-affiliated Companies. From April 1, 2008 through March 31, 2009, we have paid ¥7.1 billion for international and domestic backbone and local access line costs to NTT-affiliated companies such as NTT Communications, NTT East and NTT and NTT West. In addition, we paid ¥3.3 billion for co-location costs and telecommunication expenses to NTT Communications, NTT East and NTT West and paid ¥0.3 billion for other costs, mainly outsourcing costs to NTT Communications, NTT East and NTT West. We received payments of ¥1.1 billion for OEM services, Internet connectivity services and operation fees for data centers from NTT Communications, NTT East and NTT West. On an ongoing basis in the ordinary course of business, we pay NTT-affiliated companies for international and domestic backbone and local access line costs and for co-location costs and telecommunications expenses and receive payments from NTT-affiliated companies for OEM services, Internet connectivity services and operating fees for data centers. We do not have any outstanding loans between NTT and its affiliated companies and us.

     Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the fiscal year ended March 31, 2009 are presented as follows:

millions of yen
Accounts receivable	¥67
Accounts payable	23
Revenues	672
Costs and expenses	258
     As of March 31, 2009, we had loans to an equity method investee of which the carrying amount, net of valuation allowance was ¥35 million.
     Except as described above, since March 31, 2005, there has been no transaction with or loan between us or any of our subsidiaries and:
•	any enterprise that directly or indirectly controls, is controlled by, or is in common control with us or any of our subsidiaries,

•	any director, officer, company auditor or family member of any of the preceding or any enterprise over which such person directly or indirectly is able to exercise significant influence,

•	any individual shareholder directly or indirectly having significant influence over us or any of our subsidiaries or a family member of such individual or any enterprise over which such person directly or indirectly is able to exercise significant influence, or their respective family members or enterprises over which they exercise significant influence, or

•	any unconsolidated enterprise in which we have a significant influence or which has a significant influence over us.
C. Interests of Experts and Counsel.
     Not applicable.
Item 8. Financial Information.
A. Consolidated Statements and Other Financial Information.
Financial Statements
     The consolidated financial statements required by this item begin on page F-1.
Legal or Arbitration Proceedings
     The information on legal or arbitration proceedings required by this item is in Item 4.B.
Dividend Policy
     Our basic dividend policy is that we pay dividends to our shareholders continuously and in a stable manner while considering the need to have retained earnings for the enhancement of financial position, medium and long-term business expansion and new business development. Under Japanese law, a company is required to have retained earnings, without accumulated deficit, in order to be able to conduct certain types of capital-related transactions such as payments of dividends in general. The ordinary general meeting of shareholders held in June 2006 approved the elimination of accumulated deficit through the reduction of additional-paid in capital and common stock in our non-consolidated financial statements under generally accepted accounting principles in Japan. In November 2008, IIJ’s board of directors resolved to pay an interim cash dividend to shareholders of record at September 30, 2008 of ¥1,000 per share of common stock. On June 26, 2009, the ordinary general meeting of shareholders approved the payment of year-end cash dividend to shareholders of record at March 31, 2009 of ¥1,000 per share of common stock.

B. Significant Changes.
     Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2009, the date of our last audited financial statements.
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
     The following table shows, for the periods indicated, the high and low price of our ADSs and shares of common stock on the TSE for the periods indicated:

	Nasdaq(1)		TSE (1) (2)
	(per ADS)		(per share of common stock)
Fiscal year ended/ending March 31,	High	Low	High	Low
2005	$6.24	$2.11
2006	14.88	3.04	¥584,000	¥409,000
2007	10.65	6.41	517,000	296,000
2008	11.00	6.21	490,000	270,000
First Quarter	9.98	7.45	473,000	351,000
Second Quarter	8.94	6.21	432,000	284,000
Third Quarter	11.00	8.11	490,000	378,000
Fourth Quarter	10.59	6.98	447,000	270,000
2009	9.72	1.80	428,000	71,800
First Quarter	9.72	7.80	428,000	315,000
Second Quarter	9.40	3.97	417,000	176,100
Third Quarter	5.38	1.82	251,900	71,800
Fourth Quarter	3.43	1.80	107,800	77,900
2010
First Quarter	4.40	2.50	169,000	99,500
Month
January 2009	3.43	2.19	105,100	79,000
February 2009	2.76	1.88	100,900	79,000
March 2009	2.66	1.80	107,800	77,900
April 2009	3.55	2.50	141,900	99,500
May 2009	4.40	3.40	169,000	136,100
June 2009	4.10	3.46	159,800	143,000
July 2009	5.79	3.65	221,500	137,800
August 2009	6.33	5.95	246,400	192,000
September 2009 (3)	6.28	5.67	234,000	204,600

(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

(2)	Our shares of common stock had been quoted on the Mothers market of the TSE since December 2, 2005 and were transferred to the First Section of the TSE on December 14, 2006.

(3)	The high and low prices of our ADSs and shares of common stock were the prices quoted during the period, from September 1, 2009 to September 25, 2009.
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
     Under the Corporation Law of Japan, in order to change the rights of shareholders which are stipulated and defined in our Articles of Incorporation, we must amend our Articles of Incorporation. Amendments must, in principle, be approved by a Special Resolution of shareholders.
     Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on the determination of our Board of Directors. A shareholder having held 3% or more of our total outstanding shares for six months or more is entitled to demand the directors to convene a shareholders’ meeting under the Corporation Law of Japan. Under our Articles of Incorporation, shareholders of record as of March 31 of each year have the right to attend the annual general meeting of our shareholders. We may, by prescribing a Record Date, determine the shareholders who are stated or recorded in the shareholder registry on the Record Date as the shareholders entitled to extraordinary general meetings of our shareholders, and in this case, we are required to make a public notice of Record Date at least two weeks prior to the Record Date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.
Acquisition of Own Shares
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
Restrictions on Holders of our Common Stock
          There is no restriction on non-resident or foreign shareholders on the holding of our shares or on the exercise of voting rights, except for filing requirements with respect to an acquisition of shares by Non-resident of Japan under The Foreign Exchange and Foreign Trade Act of Japan and related rules and regulations, as explained in Item 10.D (Exchange Controls). However, pursuant to a provision of our share handling regulations, a shareholder who does not have an address or residence in Japan is required to file its temporary address to receive notices in Japan or that of a standing proxy having any address or residence in Japan with our transfer agent.
          There is no provision in our Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.
          There is no provision in our Articles of Incorporation or other subordinated rules regarding the ownership threshold, above which shareholder ownership must be disclosed. Pursuant to the Financial Instruments and Exchange Law of Japan and its related regulations, a shareholder who has become, solely or jointly, a holder more than 5% of the total issued shares in a company that is listed on any stock exchange in Japan is required to file a report with the Finance Bureau of the Ministry of Finance, and, with certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed report.
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
     Limitation of Liability Agreements, dated June 27, 2008 and June 26, 2009, between Internet Initiative Japan Inc. and outside directors and outside company auditors. We entered into a Limitation of Liability Agreement with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside directors and Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors on June 27, 2008, and with Mr. Junnosuke Furukawa as our outside director on June 26, 2009, respectively, under which we limit the liability of outside directors and outside company auditors in accordance to the rules defined in Article 427 of the Corporation Law of Japan.
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
     In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident holders is 7%, which is applicable until December 31, 2011 (the applicable period of the temporary rate of Japanese withholding tax has been extended pursuant to 2009 Japanese tax legislation) and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of a company.
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
     Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by IIJ must submit the required form in advance through IIJ to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for non-resident holders may provide such application service. See “Description of Capital Stock — General”. With respect to ADSs, the reduced rate is applicable if The Bank of New York Mellon, as depositary, or its agent submits two Application Forms for Income Tax Convention — one form must be submitted before payment of dividends, and the other form must be submitted within eight months after our fiscal year end. To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable. The non-resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary.
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
     Dividends constitute income from sources outside the United States. Dividends will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.
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
     If your shares or ADSs are treated as stock of a PFIC, you may make a mark-to-market marketable stock election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.
     In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs and the election subsequently terminates, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income.
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
Interest Rate Risk
     As of March 31, 2009, our interest rate risk on short-term borrowings (Outstanding of ¥7.4 billion) was not material since the weighted average interest rate as of March 31, 2009 is reasonably low (1.223%) and we do not expect interest rates to rise sharply in the near future. As of March 31, 2008, our interest rate risk on short-term borrowings (Outstanding of ¥9.2 billion) was also immaterial.
     We had no outstanding long-term borrowings and interest rate swap contracts as of March 31, 2008 and 2009, respectively.
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
Equity Price Risk
     The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2008 and 2009, the fair value of such investments was ¥844 million and ¥674 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥84 million and ¥67 million as of March 31, 2008 and 2009, respectively. See Note 3 to our consolidated financial statements, included in this annual report on Form 20-F.
Foreign Currency Exchange Rate Risk
     The assets held by us which are exposed to foreign currency exchange risk are U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $3,486 thousand (¥348 million) and $2,044 thousand (¥203 million) at March 31, 2008 and 2009, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would have been approximately ¥35 million and ¥20 million at March 31, 2008 and 2009, respectively.
Item 12.   Description of Securities Other than Equity Securities.
     Not applicable.

PART II
Item 13.   Defaults, Dividend Arrearages and Delinquencies.
     None.
Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.
     None.
Item 15.   Controls and Procedures.
(a) Disclosure Controls and Procedures
     As of the end of the fiscal year ended March 31, 2009, our management, with the participation of Koichi Suzuki, our president, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.
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
     Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2009.
(b) Management’s Annual Report on Internal Control Over Financial Reporting
     Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company.
     Under Rules 13a-15(f) of the Securities Exchange Act of 1934, internal control over financial reporting means a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:
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
     Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2009.
     The effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report, presented hereafter.

     Changes in Internal Control Over Financial Reporting
     As required by Securities Exchange Act Rule 13a-15(d), our management, including our principal executive officer and principal financial officer, also conducted an evaluation of our company’s internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting. Based on that evaluation, our management concluded that there has been no such change during the period covered by this report, and that our internal controls are functioning effectively.
(c) Attestation Report of the Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
     Internet Initiative Japan Inc.:
     We have audited the internal control over financial reporting of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2009 of the Company and our report dated June 26, 2009 expressed an unqualified opinion on those financial statements.
/s/ DELOITTE TOUCHE TOHMATSU
Tokyo, Japan
June 26, 2009

(d) Changes in Internal Control Over Financial Reporting
     With the participation of our chief executive officer and chief financial officer, our management also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2009. Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A.   Audit Committee Financial Expert
     At our shareholders’ meeting in June 2004, two company auditors were nominated and our Board of Company Auditors determined that one of the nominated company auditors serving on the Board of Company Auditors, Masaaki Koizumi, is an “audit committee financial expert” as defined in Item 16A. of Form 20-F and to be independent under the standards of the NASDAQ Stock Market. Mr. Koizumi is independent from us.
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
Item 16C.   Principal Accountant Fees and Services.
Independent Auditor Fees and Services
     The Board of Directors engaged Deloitte Touche Tohmatsu to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2008 and 2009. The following table sets forth the aggregate fees billed for services rendered by Deloitte Touche Tohmatsu and its member firm for each of the last two fiscal years.

	Fiscal year ended March 31,
	2008	2009
	(millions of yen)
Audit fees (1)	105	97
Audit-related fees	—	—
Tax fees (2)	26	12
All other fees	—	—

Total fees	131	109

(1)	These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu for the audit of our annual financial statements, the audit of our internal control over financial reporting and services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	These are the aggregate fees billed for the fiscal year for professional services rendered by member firms of Deloitte Touche Tohmatsu, such as Deloitte Tax LLP, for tax compliance, tax advice and tax planning.
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
     All of the services provided by our independent registered public accounting firm from May 6, 2003, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2009 were pre-approved by the Board of Company Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees.
     With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Rules 5605(c) of the NASD Listing Rules, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with Boards of Company Auditors meeting certain requirements. For a Nasdaq-listed Japanese company with a Board of Company auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:
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

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

			(c) Total Number of	(d) Maximum Number of
			Shares Purchased as	Shares that May Yet Be
	(a) Total Number of	(b) Average Price	Part of Publicly	Purchased Under the
	Shares Purchased	Paid per Share	Announced Plans or	Plans or
Period	(shares)	(yen)	Programs	Programs(1)
Nov 1 to Nov 30, 2008	1,337	109,113.9	1,337	2,663
Dec 1 to Dec 31, 2008	1,408	105,454.4	1,408	1,255
Jan 1 to Jan 31, 2009	1,189	88,350.7	1,189	66

Total	3,934 (2)	101,528.7	3,934

(1)	The numbers described in column (d) are based on the aggregate number of 4,000 shares authorized at the meeting of IIJ’s Board of Directors held on October 28, 2008.

(2)	Of the 3,934 shares repurchased, 1,056 shares were repurchased through the U.S. NASDAQ Stock Market as IIJ’s American Depository Shares (“ADSs”) and the aggregated repurchase amount was JPY 110,500 thousand (The aggregate repurchase price below JPY 1 was rounded off). The ADSs are quoted on the U.S. Nasdaq Stock Market and the current ADS/share ratio is 400 ADSs per 1 share of IIJ’s common stock which can be transferred through our depository. The ADSs purchased were transferred and are currently held as common stock.
     On October 28, 2008, the Board of Directors of the Company has resolved to repurchase its own shares pursuant to Article 156, Paragraph 1 of the Corporation Law as applied pursuant to Article 165, Paragraph 3 of the Corporation Law and the Company’s Article of Incorporation.

Type of shares to be repurchased	: Common stock of IIJ
Total number of shares to be repurchased	: Up to 4,000 shares
Total amount to be repurchased	: Up to JPY 400,000 thousand
Repurchasing period	: From November 14, 2008 to January 30, 2009
Item 16F.   Change in Registrant’s Certifying Accountant.
     Not applicable.
Item 16G.   Corporate Governance.
     Nasdaq Listing Rule 5615 provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 5600, provided that such foreign private issuer discloses in its annual reports filed with the Securities and Exchange Commission or on its website each requirement of Rule 5600 that it does not follow and describes the home country practice followed by the issuer in lieu of such requirements.
     Nasdaq Listing Rule 5605(b)(1) requires that (i) a majority of the Board of Directors be independent directors as defined in Rule 5605(a)(2), (ii) independent directors have regularly scheduled meetings at which only they are present, (iii) compensation of the chief executive officer and other executive officers be determined, or recommended to the Board of Directors for determination, either by a majority of the independent directors or by a compensation committee comprised solely of independent directors, and (iv) director nominees be selected, or recommended for selection by the Board of Directors, either by a majority of the independent directors or by a nominations committee comprised solely of independent directors, in accordance with the nominations process set forth in a formal written charter or board resolution. For large Japanese companies under the Company Law of Japan including us, which employ a corporate governance system based on a Board of Company Auditors, Japan’s Company Law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the company auditors, who are separate and independent from the company’s management. We are required to have at least 50% “outside” company auditors who must meet additional independence requirements under the Company Law. An outside company auditor is defined in the Company Law as a company auditor who had not served as a director, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment.

     Nasdaq Listing Rule 5605(c)(1) requires that (i) each issuer have adopted a formal written audit committee charter meeting the requirements of Rule 5605(c)(1) and (ii) the issuer have an audit committee of at least three members who are independent as defined under Rule 5605(a)(2), meet the independence criteria set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934 and satisfy certain other criteria. We employ the company auditor system as described above. Under this system, the Board of Company Auditors is a legally separate and independent body from the Board of Directors. The function of the Board of Company Auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express an opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders. We are required to have at least three company auditors. In addition, our auditors serve a longer term than our directors. With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, we rely on an exemption under paragraph (c)(3) of that rule which is available to foreign private issuers with boards of company auditors meeting certain criteria.
     Nasdaq Listing Rule 5620(c) provides that each issuer provide for a quorum as specified in its by-laws for any meeting of holders of common stock, which shall be at least 33 1/3% of the outstanding shares of the issuer’s voting common stock. We provide for a quorum as specified in the Articles of Incorporation for any meeting of holders of common stock, which shall be at least one-third of our outstanding shares of voting common stock.
     Nasdaq Listing Rule 5620(b) provides that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq. As a Japanese company whose shares are listed on the securities exchanges defined in the Financial Instrument and Exchange Act, we may, but are not required to, solicit proxies for meetings of shareholders. If we solicit proxies for a meeting of shareholders, we are required to provide proxy statements and documents for reference as provided for in the Financial Instrument and Exchange Act and provide copies of such proxy statements and documents for reference to the Kanto Local Finance Bureau.
     Nasdaq Listing Rule 5630(a) provides that each issuer conduct appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the issuer’s audit committee or another independent body of the Board of Directors. Following the requirements of the Company Law of Japan, we require a director to obtain the approval of the Board of Directors in order for such director to accept a transfer of a product or any other asset of IIJ, to transfer a product or any other asset of such director to IIJ, to receive a loan from IIJ, or to effect any other transaction with IIJ, for himself or a third party.
     Nasdaq Listing Rule 5635 provides that shareholder approval be obtained prior to the issuance of designated securities under subparagraphs (a), (b), (c) or (d) of Rule 5635. Where a Japanese joint stock company (Kabushiki-Gaisha) issues common shares or other shares, stock acquisition rights or bonds with stock acquisition rights under the Company Law of Japan, it is necessary for the Board of Directors to determine the conditions of issuance; provided, however, that this shall not apply if the Articles of Incorporation provide that such conditions shall be determined by the shareholders’ meeting. Currently, IIJ’s Articles of Incorporation do not provide for any such exception. Additionally, if the company issues such securities to persons other than shareholders (in case of common shares or other shares) at a specially favorable issue price or (in case of stock acquisition rights or bonds with stock acquisition rights) on specially favorable conditions, even when there are provisions related thereto in the Articles of Incorporation, some matters related to such issuance shall be resolved by special resolution of the shareholders’ meeting.
PART III
Item 17.   Financial Statements.
     Not applicable.
Item 18.   Financial Statements.
     See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries beginning on page F-1.

Item 19.   Exhibits.

1.1	Articles of Incorporation, as amended (English translation)

1.2	Share Handling Regulations, as amended (English translation)

1.3	Regulations of the Board of Directors, as amended (English translation) *******

1.4	Regulations of the Board of Company Auditors, as amended (English translation)**

2.1	Bylaws of the IIJ Group Employee Shareholders’ Association (English translation) *******

2.2	Form of Deposit Agreement among IIJ, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt****

2.3	Bylaws of the IIJ Group Director Stock Purchase Plan (English translation) *******

4.1	Basic Agreement to Delegate Services, dated April 1, 1997, between Internet Initiative Japan Inc. and IIJ Technology Inc. (English translation)***

4.2	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (English translation)***

4.3	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (English translation)***

4.4	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation)*

4.5	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.*****

4.6	Agreement on Limited Liability, dated June 27, 2008 and June 26, 2009, between Internet Initiative Japan Inc. and outside directors and outside company auditors

8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)

11.1	Internet Initiative Japan Code of Conduct*******

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(*)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 11, 2006.

(**)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on August 3, 2005.

(***)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

(****)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.

(*****)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.

(******)	We entered into a Limitation of Liability Agreement with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside directors and Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors on June 27, 2008, and with Mr. Junnosuke Furukawa as our outside director on June 26, 2009.

(*******)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 30, 2008.
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

Date: September 29, 2009

Internet Initiative Japan Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Internet Initiative Japan Inc.:
We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2008 and 2009 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Internet Initiative Japan Inc. and subsidiaries as of March 31, 2008 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.
/s/ DELOITTE TOUCHE TOHMATSU
Tokyo, Japan
June 26, 2009

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2008 and 2009

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)
	2008	2009	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Note 16)	¥11,470,980	¥10,187,724	$102,751
Short-term investment	12,181	—	—
Accounts receivable, net of allowance for doubtful accounts of ¥24,677 thousand and ¥22,072 thousand ($223 thousand) at March 31, 2008 and 2009, respectively (Notes 4, 5 and 20)	12,255,163	10,256,527	103,445
Inventories (Note 2)	1,184,160	529,756	5,343
Prepaid expenses	2,005,274	1,771,955	17,871
Other current assets, net of allowance for doubtful accounts of ¥7,470 thousand and ¥11,720 thousand ($118 thousand) at March 31, 2008 and 2009, respectively (Notes 4, 8 and 10)	1,557,869	1,610,807	16,246

Total current assets	28,485,627	24,356,769	245,656

INVESTMENTS IN EQUITY METHOD INVESTEES (Note 5)	956,692	947,626	9,558

OTHER INVESTMENTS (Notes 3, 15, 16 and 17)	2,363,770	1,914,594	19,310

PROPERTY AND EQUIPMENT—Net (Notes 6 and 8)	11,740,210	13,172,891	132,858

GOODWILL (Note 7)	2,507,258	2,639,319	26,619

OTHER INTANGIBLE ASSETS—Net (Note 7)	3,400,117	3,201,806	32,293

GUARANTEE DEPOSITS (Notes 8)	2,037,165	2,072,652	20,904

OTHER ASSETS, net of allowance for doubtful accounts of ¥64,796 thousand and ¥72,800 thousand ($734 thousand) at March 31, 2008 and 2009, respectively, and net of loan loss valuation allowance of ¥16,701 thousand ($168 thousand) at March 31, 2008 and 2009, respectively (Notes 4, 5, 8, 10 and 16)	4,211,707	3,995,542	40,298

TOTAL	¥55,702,546	¥52,301,199	$527,496

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2008 and 2009

			Thousands of
			U.S. Dollars
	Thousands of Yen		(Note 1)
	2008	2009	2009
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 9)	¥9,150,000	¥7,350,000	$74,130
Capital lease obligations—current portion (Note 8)	3,455,948	3,272,257	33,003
Accounts payable (Notes 5 and 20)	7,895,238	6,064,829	61,168
Accrued expenses	994,138	1,069,310	10,785
Accrued retirement and pension costs-current (Note 11)	11,436	11,959	121
Deferred income	1,552,896	1,255,749	12,665
Other current liabilities	864,366	763,544	7,701

Total current liabilities	23,924,022	19,787,648	199,573

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 8)	4,738,359	4,866,120	49,078

ACCRUED RETIREMENT AND PENSION COSTS —Noncurrent (Note 11)	1,101,951	1,399,592	14,116

OTHER NONCURRENT LIABILITIES (Note 10)	663,399	1,004,920	10,135

Total liabilities	30,427,731	27,058,280	272,902

MINORITY INTEREST	294,102	73,735	744

COMMITMENTS AND CONTINGENCIES (Note 15)

SHAREHOLDERS’ EQUITY (Notes 3, 11, 12 and 13):
Common stock—authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2008 and 2009, respectively	16,833,847	16,833,847	169,782
Additional paid-in capital	27,611,737	27,611,737	278,484
Accumulated deficit	(19,555,489)	(18,549,142)	(187,082)
Accumulated other comprehensive income (loss)	90,618	(320,711)	(3,235)
Treasury stock—3,934 shares at March 31, 2009	—	(406,547)	(4,100)

Total shareholders’ equity	24,980,713	25,169,184	253,849

TOTAL	¥55,702,546	¥52,301,199	$527,496

See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Income
Three Years in the Period Ended March 31, 2009

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2007	2008	2009	2009
REVENUES (Notes 5 and 20):
Connectivity and Outsourcing services:
Connectivity services (corporate use)	¥11,239,062	¥12,148,490	¥13,142,393	$132,551
Connectivity services (home use)	1,968,948	5,429,955	6,537,370	65,934
Outsourcing services	11,145,166	13,724,218	15,395,833	155,278

Total	24,353,176	31,302,663	35,075,596	353,763
Systems integration
Systems construction	16,659,629	18,021,089	14,658,502	147,841
Systems operation and maintenance	13,867,452	15,992,843	18,988,595	191,514

Total	30,527,081	34,013,932	33,647,097	339,355
Equipment sales	2,174,324	1,514,543	984,585	9,930
ATM operation business	—	4,161	23,452	237

Total revenues	57,054,581	66,835,299	69,730,730	703,285

COST AND EXPENSES (Notes 5, 8, 11 and 20):
Cost of connectivity and Outsourcing services	20,545,358	26,039,660	29,317,645	295,690
Cost of systems integration	23,529,045	25,526,033	25,542,758	257,617
Cost of equipment sales	1,893,216	1,299,793	863,031	8,704
Cost of ATM operation business	—	17,135	422,285	4,259

Total cost	45,967,619	52,882,621	56,145,719	566,270
Sales and marketing (Note 19)	3,438,725	4,328,598	4,630,579	46,703
General and administrative	3,970,692	4,624,293	5,621,870	56,701
Research and development	177,273	240,423	415,180	4,187

Total cost and expenses	53,554,309	62,075,935	66,813,348	673,861

OPERATING INCOME	3,500,272	4,759,364	2,917,382	29,424

OTHER INCOME (EXPENSES):
Interest income	23,037	63,030	45,153	455
Interest expense	(397,439)	(438,163)	(408,152)	(4,117)
Foreign exchange gains (losses)	(297)	1,409	(28,515)	(288)
Net gains on sales of other investments (Note 3)	3,229,899	217,957	15,631	158
Losses on write-down of other investments (Note 3)	(1,363,389)	(288,643)	(524,287)	(5,288)
Other—net	56,605	46,715	17,276	175

Other income (expenses)—net	1,548,416	(397,695)	(882,894)	(8,905)

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT), MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES AND EQUITY IN NET INCOME(LOSS) OF EQUITY METHOD INVESTEES	5,048,688	4,361,669	2,034,488	20,519

INCOME TAX EXPENSE (BENEFIT)(Note 10)	(803,943)	(861,414)	1,002,711	10,113

FORWARD	¥5,852,631	¥5,223,083	¥1,031,777	$10,406

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Income
Three Years in the Period Ended March 31, 2009

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2007	2008	2009	2009

FORWARD	¥5,852,631	¥5,223,083	¥1,031,777	$10,406

MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES	(232,719)	96,706	352,428	3,555

EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES (Note 5):	(210,199)	(143,200)	35,099	354

NET INCOME	¥5,409,713	¥5,176,589	¥1,419,304	$14,315

NET INCOME PER SHARE (Note 14):
BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	203,992	206,240	205,165
DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	204,244	206,465	205,195

	Yen			U.S. Dollars

BASIC NET INCOME PER COMMON SHARE	¥26,519	¥25,100	¥6,918	$70
DILUTED NET INCOME PER COMMON SHARE	¥26,487	¥25,072	¥6,917	$70
See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
Three Years in the Period Ended March 31, 2009

		Thousands of Yen
	Shares of				Accumulated
	Common Stock				Other
	Outstanding		Additional	Accumulated	Comprehensive	Treasury
	(Including	Common	Paid-in	Deficit	Income (Loss)	Stock
	Treasury Stock)	Stock	Capital	(Note 12)	(Notes 11 and 13)	(Note 12)	Total

BALANCE, APRIL 1, 2006	204,300	¥16,833,847	¥26,599,217	¥(29,680,482)	¥6,553,594	¥(84,238)	¥20,221,938

Net income				5,409,713			5,409,713
Other comprehensive loss, net of tax					(5,492,154)		(5,492,154)

Total comprehensive loss							(82,441)
Adjustment to initially apply SFAS158, net of tax					(111,731)		(111,731)
Dissolution of reciprocal interests due to sale of investment in an equity method investee						84,238	84,238

BALANCE, MARCH 31, 2007	204,300	16,833,847	26,599,217	(24,270,769)	949,709	—	20,112,004

Net income				5,176,589			5,176,589
Other comprehensive loss, net of tax					(859,091)		(859,091)

Total comprehensive income							4,317,498
Dividends paid				(461,309)			(461,309)
Issuance of common stock for the purchase of minority interests of consolidated subsidiaries, net of issuance cost	2,178		1,012,520				1,012,520

BALANCE, MARCH 31, 2008	206,478	16,833,847	27,611,737	(19,555,489)	90,618	—	24,980,713

Net income				1,419,304			1,419,304
Other comprehensive loss, net of tax					(411,329)		(411,329)

Total comprehensive income							1,007,975
Dividends paid				(412,957)			(412,957)
Purchase of treasury stock						(406,547)	(406,547)

BALANCE, MARCH 31, 2009	206,478	¥16,833,847	¥27,611,737	¥(18,549,142)	¥(320,711)	¥(406,547)	¥25,169,184

	Thousands of U.S. Dollars (Note 1)
				Accumulated
				Other
		Additional	Accumulated	Comprehensive	Treasury
	Common	Paid-in	Deficit	Income (Loss)	Stock
	Stock	Capital	(Note 12)	(Notes 11 and 13)	(Note 12)	Total

BALANCE, MARCH 31, 2008	$169,782	$278,484	$(197,231)	$914	$—	$251,949

Net income			14,315			14,315
Other comprehensive loss, net of tax				(4,149)		(4,149)

Total comprehensive income						10,166
Dividends paid			(4,166)			(4,166)
Purchase of treasury stock					(4,100)	(4,100)

BALANCE, MARCH 31, 2009	$169,782	$278,484	$(187,082)	$(3,235)	$(4,100)	$253,849

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2009

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2007	2008	2009	2009
OPERATING ACTIVITIES:
Net income	¥5,409,713	¥5,176,589	¥1,419,304	$14,315
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,228,048	4,774,804	5,317,141	53,628
Impairment loss on other intangible assets	—	—	113,360	1,143
Provision for retirement and pension costs, less payments	382,682	191,057	127,662	1,288
Provision for (reversal of) allowance for doubtful accounts	12,232	(416)	26,020	262
Loss on disposal of property and equipment	150,731	72,086	443,019	4,468
Net gains on sales of other investments	(3,229,899)	(217,957)	(15,631)	(158)
Losses on write-down of other investments	1,363,389	288,643	524,287	5,288
Foreign exchange losses, net	2,226	10,415	9,605	97
Equity in net (income) loss of equity method investees, less dividends received	210,199	143,200	(4,719)	(48)
Minority interests in earnings (losses) of subsidiaries	232,719	(96,706)	(352,428)	(3,555)
Deferred income tax expense (benefit)	(1,494,685)	(1,653,275)	636,818	6,423
Others	622	—	1,741	18
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease (increase) in accounts receivable	2,376,126	(2,584,327)	1,947,490	19,642
Decrease (increase) in inventories, prepaid expenses and other current and noncurrent assets	(1,235,003)	(995,434)	467,023	4,710
Decrease in accounts payable	(1,872,969)	(668,481)	(2,005,074)	(20,223)
(Decrease) increase in income taxes payable	312,292	(274,475)	(188,517)	(1,901)
Increase in accrued expenses and other current and noncurrent liabilities	553,084	372,023	163,768	1,652

Net cash provided by operating activities—(Forward)	¥7,401,507	¥4,537,746	¥8,630,869	$87,049

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2009

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2007	2008	2009	2009

Net cash provided by operating activities—(Forward)	¥7,401,507	¥4,537,746	¥8,630,869	$87,049

INVESTING ACTIVITIES:
Purchases of property and equipment	(1,287,906)	(1,856,249)	(2,991,378)	(30,170)
Purchases of available-for-sale securities	(802,662)	(609,787)	(187,516)	(1,891)
Purchases of short-term and other investments	(1,794,358)	(232,122)	(175,264)	(1,768)
Investment in an equity method investee	—	(273,909)	—	—
Purchases of subsidiary stock from minority shareholders	(3,077,764)	(1,975,123)	—	—
Proceeds from sales of available-for-sale securities	3,883,915	616,920	3,417	34
Proceeds from sales and redemption of short-term and other investments	110,446	69,722	111,509	1,125
Proceeds from sales of investment in an equity method investee	185,900	—	—	—
Payments of guarantee deposits	(146,172)	(353,911)	(109,929)	(1,109)
Refund of guarantee deposits	27,761	11,847	66,124	667
Payments for refundable insurance policies	(38,273)	(49,753)	(52,364)	(528)
Refund from insurance policies	4,969	3,905	7,382	74
Acquisition of a newly controlled company, net of cash acquired	—	(788,608)	—	—
Acquisition of business	(74,751)	—	—	—
Other	(4,716)	(6,698)	(53)	0

Net cash used in investing activities	(3,013,611)	(5,443,766)	(3,328,072)	(33,566)

FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	10,500,000	17,525,000	10,750,000	108,422
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(7,639,963)	(15,940,000)	(12,125,000)	(122,289)
Proceeds from securities loan agreement	1,057,680	—	—	—
Repayments of securities loan agreement	(2,057,280)	—	—	—
Principal payments under capital leases	(3,259,875)	(3,506,842)	(3,953,833)	(39,877)
Net (decrease) increase in short-term borrowings	(3,355,000)	1,225,000	(425,000)	(4,287)
Proceeds from issuance of subsidiary stock to minority shareholders	194,679	6,000	—	—
Dividends paid	—	(461,309)	(412,957)	(4,166)
Payments for purchase of treasury stock	—	—	(406,547)	(4,100)

Net cash used in financing activities—(Forward)	¥(4,559,759)	¥(1,152,151)	¥(6,573,337)	$(66,297)

(Continued)

Internet Initiative Japan Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2009

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2007	2008	2009	2009

Net cash used in financing activities—(Forward)	¥(4,559,759)	¥(1,152,151)	¥(6,573,337)	$(66,297)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(614)	(25,393)	(12,716)	(128)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(172,477)	(2,083,564)	(1,283,256)	(12,942)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,727,021	13,554,544	11,470,980	115,693

CASH AND CASH EQUIVALENTS, END OF YEAR	¥13,554,544	¥11,470,980	¥10,187,724	$102,751

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2007	2008	2009	2009

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥383,461	¥438,850	¥408,712	$4,122
Income taxes paid	347,826	1,083,341	772,533	7,792

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	2,664,706	4,221,807	4,014,537	40,490
Facilities purchase liabilities	85,574	72,966	182,564	1,841
Purchase of minority interests of consolidated subsidiaries through share exchanges	—	1,012,520	—	—
Acquisition of business and a company:
Assets acquired	236,307	2,319,277	—	—
Cash paid	(74,751)	(1,715,450)	—	—
Liabilities assumed	161,556	367,989	—	—
Minority interests assumed	—	235,838	—	—
See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. (“IIJ,” a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan. 30.0 percent of IIJ’s voting shares were jointly owned by Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiary as of March 31, 2009. IIJ and subsidiaries (collectively, the “Company”) provide Internet access services throughout Japan and into the United States of America and the rest of Asia. The Company also provides Systems integration which is consisted of systems construction and systems operation and maintenance. A subsidiary engaged in a new business which operated Automated Teller Machines (“ATM”) and its network systems in 2007. The subsidiary completed its field test of operations during 2008.

Certain Significant Risks and Uncertainties—

The Company relies on telecommunications carriers for a significant portion of network backbone and on regional NTT subsidiaries, electric power companies and their affiliates for local connections to customers. Currently, NTT Communications, a wholly owned subsidiary of NTT, is the largest provider of network infrastructure. The Company believes that its use of multiple carriers and suppliers significantly mitigates damages from service disruptions. However, any disruption of telecommunication services could have an adverse effect on operating results.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments, accounts receivable and guarantee deposits. The Company’s management believes that the risks associated with accounts receivable is mitigated by the large number of customers comprising its customer base.

Summary of Significant Accounting Policies

Basis of Presentation—IIJ maintains its records and prepares its financial statements in accordance with generally accepted accounting principles in Japan. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to generally accepted accounting principles in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory accounts.

Reclassification — Certain reclassifications have been made to prior periods to conform to the current year presentation: (1) “Value-added services” and “Other” of connectivity and value added services were combined and renamed as “Outsourcing services” as it is considered more suitable to combine the two together as one service to clearly indicate that they are services provided to customers for the purpose of operating a customers’ information network systems. Related to this change, “Connectivity and value-added services” were renamed as “Connectivity and Outsourcing services”. (2) “Systems construction” and “Systems operation and maintenance”, which were components of systems integration revenues, were separately disclosed to clarify the contents of Systems integration revenues. (3) “ATM operation business revenues” and “Cost of ATM operation business” were disclosed due to the increase in the materiality of the business. (4)Loans to an equity method investee, which had been previously disclosed in “Investments in and advances to equity method investees”, were reclassified to “Other assets” because it has been not a permanent investment to equity method investees.

Translation into U.S. Dollars—IIJ maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2009 of ¥99.15 = $1, solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.

Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. (“Net Care”), IIJ Technology Inc. (“IIJ-Tech”), IIJ America, Inc. (“IIJ America”), IIJ Financial Systems Inc. (“IIJ-FS”), Netchart Japan Inc. (“NCJ”), which was established on August 10, 2006, GDX Japan Inc.(“GDX”), which was invested in on April 9, 2007, hi-ho Inc.(“hi-ho”), which was purchased from Panasonic network services Inc. on June 1, 2007, Trust network Inc.(“Trust”), which was established on July 17, 2007, On-Demand Solutions Inc. (“ODS”), which was established on April 4, 2008 and IIJ Innovation Institute Inc. (“IIJII”), which was established on June 10, 2008, which all, except for IIJ America, have fiscal years ending March 31. IIJ America’s fiscal year end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements. Intercompany transactions and balances have been eliminated in consolidation.

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

Revenue Recognition—Revenues from customer connectivity services consist principally of connectivity services for corporate and home use. Connectivity services for corporate use represent dedicated Internet access type services, such as IP services and ADSL, or optical line broadband IP services such as IIJ DSL/F Service and IIJ FiberAccess/F Service. Connectivity services for home use are provided under IIJ brand such as IIJ4U and IIJmio, hi-ho brand and others, and consist of dial-up services, optical based or ADSL based broadband services. The term of these contracts is one year for connectivity services for corporate use and generally one month for connectivity services for home use. All these services are billed and recognized monthly on a straight-line basis.

Outsourcing services revenues consist principally of sales of various Internet access-related services such as security related services, network related services, hosting related services, data center related services, Wide-area Ethernet services and call-center services. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

Initial set up fees received in connection with connectivity services and outsourcing services are deferred and recognized over the contract period.

Systems integration revenues consist principally of systems construction revenues and systems operation and maintenance revenues. Systems construction revenues includes consulting, project planning, system design, and development of network systems to meet each of our customers’ requirements, and sales of equipment and software purchased from third parties. Systems operation and maintenance revenues includes systems construction related maintenance, monitoring and other operating services.
(a)	Systems construction revenues — Systems integration service is subject to the Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. For deliverables in multiple-element arrangements, the guidance below is applied for separability and allocation. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met and is allocated to the separate units of accounting based on each unit’s relative fair values:

•	The delivered item(s) has value to the client on a stand-alone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.
Systems construction service, which generally completes in less than one year, has stand-alone value as it is sometimes sold separately without undelivered items such as maintenance, monitoring and other operating services . The Company maintains a standard range of prices of those undelivered items, which is considered to be the reliable evidence of fair value. In addition, the Company does not offer a general right of return relative to constructed network systems. Therefore, the systems construction service is considered a separate unit of accounting and the revenues are recognized when constructed network systems including equipment are delivered and accepted by the customer.

Elements of systems construction service are also considered as separate units of accounting. However, when the equipment is delivered prior to other elements of the systems construction arrangement, revenue is deferred until other systems construction service elements are completed and accepted by the customer because in the event that the Company does not complete other systems construction service elements, the customer may return all of the equipment.

(b)	Systems operation and maintenance revenues — Maintenance, monitoring and other operating service revenues are separately accounted for from system constructions. These revenues are recognized ratably over the period of contract for the respective services, which is generally for one year.
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

ATM operation business revenues are mainly comprised of commission fees charged when customers withdraw their deposits from ATMs. The commission fees are recognized when the fees are charged to customers.

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

Sales-type Leases—The Company has some sales-type lease agreements with customers. The Company recognizes revenues on sales-type leases when the assets under lease are delivered to and accepted by the customers. The revenue recognized is calculated at the net present value of the future receipt amounts. Interest income in sales-type leases is recognized in other income using the interest method.

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

On March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB statements No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). SFAS No. 158 required the Company to recognize the funded status of its pension plans, measured as the difference between plan assets at fair value and the benefit obligation, in the March 31, 2007 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represented the unrecognized actuarial loss and unrecognized transition obligation, which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts are subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods are recognized as a component of other comprehensive income (loss). Those amounts are subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS No. 158. On March 31, 2009, the Company adopted the measurement date provision of SFAS No. 158. The adoption of the measurement date provision had no effect on the consolidated financial statements, because the Company’s measurement date was March 31 before the adoption.
Income Taxes—Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.

April 1, 2007, the Company adopted FASB interpretation No. 48 (“FIN No. 48”), “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.”

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

The Company provides a comprehensive range of network solutions to meet its customers’ needs by cross-selling a variety of services, including Internet connectivity services, outsourcing services, systems integration and sales of network-related equipment, and ATM operation services. The Company’s chief operating decision maker, who is the Company’s Chief Executive Officer (“CEO”), regularly reviews the revenue and cost of sales on the two operating segments, which are Network service and systems integration business segment and ATM operation business segment. CEO also makes decisions regarding how to allocate resources and assess performance based on the segments.

New Accounting Standards—

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement clarifies how to measure fair value as permitted or required under other accounting pronouncements, but does not require any new fair value measurements. In February 2008, the FASB issued Staff Positions (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No.157,” which partially delay the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. The Company adopted SFAS No. 157 in the first quarter beginning April 1, 2008 for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements. This adoption did not have a material effect on the Company’s financial position or results of operations. The adoption of SFAS No. 157 for all nonfinancial asssets and liabilities beginning April 1, 2009 will not have a material effect upon the Company’ s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter beginning April 1, 2008 and was adopted by the Company in the first quarter beginning April 1, 2008. The adoption of SFAS No. 159 did not have an impact upon the Company’s financial position or results of operations as the Company did not elect to report financial assets and liabilities under fair value option.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. The Statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. FSP No. FAS 141(R)-1 amends the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. FAS 141(R)-1 is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of SFAS No. 141(R) and FSP No. FAS 141(R)-1 on the Company’s financial position or results of operations will be dependent on the size and nature of business combinations completed after the adoption of this statement.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. The Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Statement is effective on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No.160 will impact the presentation of the Company’s balance sheets and statements of income, however, it will not have a material impact on the Company’s financial position or results of operations.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. FSP No. FAS 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when market for that financial asset is not active. FSP No. FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP No. FAS 157-3 did not have a material impact upon the Company’s financial position or results of operations.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. FSP No. FAS 132(R)-1 requires additional disclosure about plan assets including investment allocation, fair value of major categories of plan assets, development of fair value measurements, and concentrations of risk. FSP No. FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the requirements of these additional disclosures, but does not expect the adoption of FSP No. FAS 132(R)-1 to have an impact on the Company’s financial position or results of operations.

In April 2009, the FASB issued FSP No. FAS 115-2 and No. FAS 124-2, “Recogniton and Presentation of Other-Than-Temporary Impairments”. FSP No. FAS 115-2 and No. FAS 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FSP No. FAS 115-2 and No. FAS 124-2 are effective for fiscal years ending after June 15, 2009 and early adoption is permitted. The adoption of FSP No. FAS 115-2 and No. FAS 124-2 will not have a material impact on the Company’s financial position and results of operations.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. FSP No. FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP No. FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP No. FAS 157-4 will not have a material impact upon the Company’s financial position or results of operations.

2.	INVENTORY

The components of inventories as of March 31, 2008 and 2009 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009

Network equipment purchased for resale	¥74,622	¥130,730	$1,319
Work in process	1,109,538	399,026	4,024

Total inventories	¥1,184,160	¥529,756	$5,343

3.	OTHER INVESTMENTS

Pursuant to SFAS No. 115, all of the Company’s marketable equity securities were classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at March 31, 2008 and 2009 is as follows:

	Thousands of Yen
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
March 31, 2008

Available-for-sale—Equity securities	¥489,172	¥423,362	¥68,053	¥844,481

March 31, 2009

Available-for-sale—Equity securities	¥507,391	¥225,811	¥58,948	¥674,254

	Thousands of U.S. Dollars
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
March 31, 2009

Available-for-sale—Equity securities	$5,117	$2,278	$595	$6,800

The following table provides the fair value and gross unrealized losses of the Company’s investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2008 and 2009:

	Thousands of Yen
	Less than
	12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
March 31, 2008

Available-for-sale—Equity securities	¥219,962	¥68,053	¥—	¥—	¥219,962	¥68,053

March 31, 2009

Available-for-sale—Equity securities	¥293,704	¥48,136	¥35,120	¥10,812	¥328,824	¥58,948

Thousands of U.S. Dollars
Less than
	12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

March 31, 2009

Available-for-sale—Equity securities	$2,962	$486	$354	$109	$3,316	$595
The Company regularly reviews all of the Company’s investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security’s market price.

The Company’s unrealized loss on investments in marketable equity security relates to Japanese companies (25 issuers) in various industries. The unrealized losses on these securities were due principally to a temporary decline in the stock market. The fair value of each investment is between 1.4% to 29.5% less than its cost except for an investment of which the fair value has recovered to its cost after April 2009. The duration of the unrealized loss position was less than 17 months. The Company evaluated the near-term prospects of the issuer and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired at March 31, 2009.

Proceeds from the sale of available-for-sale securities were ¥3,883,915 thousand, ¥616,920 thousand and ¥3,417 thousand ($34 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively. Gross realized gains of ¥3,242,257 thousand, ¥218,070 thousand were included in other income (expenses) for the year ended March 31, 2007 and 2008, respectively, and gross realized losses of ¥12,358 thousand, ¥113 thousand and ¥2,049 thousand ($21 thousand) were included in other income (expenses) for the years ended March 31, 2007, 2008 and 2009, respectively.

The aggregate cost of the Company’s cost method investments totaled ¥1,519,289 thousand and ¥1,240,340 thousand ($12,510 thousand) at March 31, 2008 and 2009, respectively.

Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expenses), were recognized to reflect the decline in value considered to be other than temporary, which were ¥103,243 thousand and ¥185,400 thousand, respectively, for the year ended March 31, 2008 , and ¥163,836 thousand ($1,652 thousand) and ¥360,451 thousand ($3,635 thousand), respectively, for the year ended March 31, 2009. Such losses in certain nonmarketable equity securities, included in other income (expenses), were ¥1,363,389 thousand for the year ended March 31, 2007.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral from financial institutions under agreements known as lending and borrowing debt and equity securities contracts. Under the agreement, the Company loans equity securities without collateral. The Company has loaned ¥114,400 thousand and ¥12,760 thousand ($129 thousand) of available-for-sale securities to the financial institution as of March 31, 2008 and 2009, respectively.

4.	ALLOWANCE FOR DOUBTFUL ACCOUNTS AND LOAN

An analysis of the allowance for doubtful accounts for the years ended March 31, 2007, 2008 and 2009 is as follows:

	Thousands of Yen
			Provision for
	Balance at		(Reversal of)
	Beginning of	Credits	Doubtful	Balance at
	Year	Charged Off	Accounts	End of Year

Year ended March 31, 2007	¥114,342	¥(3,764)	¥12,232	¥122,810

Year ended March 31, 2008	¥122,810	¥(8,750)	¥(416)	¥113,644

Year ended March 31, 2009	¥113,644	¥(16,371)	¥26,020	¥123,293

Thousands of U.S. dollars
	Balance at		Reversal of
	Beginning of	Credits	Doubtful	Balance at
	Year	Charged Off	Accounts	End of Year

Year ended March 31, 2009	$1,146	$(165)	$262	$1,243

5.	INVESTMENTS IN EQUITY METHOD INVESTEES

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

On July 6, 2007, IIJ invested ¥235,389 thousand in TCC to partner with TCC on the management of customer loyalty reward program systems.

The aggregate amounts of balances and transactions of the Company with these equity method investees as of March 31, 2008 and 2009, and for each of the three years in the period ended March 31, 2009 are summarized as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2007	2008	2009	2009

Accounts receivable	¥—	¥60,420	¥66,880	$675
Accounts payable	—	20,197	23,373	236
Revenues	481,850	582,290	672,014	6,778
Costs and expenses	172,971	207,670	257,732	2,599
On June 30, 2008, the Company received ¥30,380 thousand ($306 thousand) of dividends from Multifeed.

The Company’s investments in these equity method investees and respective ownership percentage at March 31, 2008 and 2009 consisted of the following:

					Thousands of
		Thousands of Yen			U.S. Dollars
		2008		2009	2009

Multifeed	31.00%	¥621,906	31.00%	¥713,375	$7,195
i-revo	30.00	80,567	30.00	24,114	243
TCC	45.00	218,176	45.00	188,775	1,904
i-Heart	28.57	36,043	28.57	21,362	216

Total		¥956,692		¥947,626	$9,558

The Company also had a loan of ¥34,545 thousand ($348 thousand) to i-Heart, net of loan loss valuation allowance, which was included in the “OTHER ASSETS” in the Company’s balance sheets as of March 31, 2008 and 2009.

6. PROPERTY AND EQUIPMENT
Property and equipment as of March 31, 2008 and 2009 consisted of the following:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009
Data communications equipment	¥646,592	¥1,010,283	$10,189
Office and other equipment	1,037,273	1,190,217	12,004
Leasehold improvements	919,851	1,010,805	10,195
Purchased software	7,600,204	9,459,207	95,403
Assets under capital leases, primarily data communications equipment	15,566,075	16,946,896	170,922

Total	25,769,995	29,617,408	298,713
Less accumulated depreciation and amortization	(14,029,785)	(16,444,517)	(165,855)

Property and equipment—net	¥11,740,210	¥13,172,891	$132,858

Depreciation and amortization expenses for the years ended March 31, 2007, 2008 and 2009 amounted to ¥4,228,048 thousand, ¥4,720,325 thousand and ¥5,235,218 thousand ($52,801 thousand), respectively.
The Company recorded losses on disposal of property and equipment of ¥150,731 thousand, ¥72,086 thousand and ¥443,019 thousand ($4,468 thousand) for the year ended March 31, 2007, 2008 and 2009, respectively, in “General and Administrative” expenses in the Company’s statements of income.
7. GOODWILL AND OTHER INTANGIBLE ASSETS
The components of intangible assets as of March 31, 2008 and 2009 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009
Amortized intangible assets:
Licenses	¥143,110	¥143,110	$1,443
Customer relationship	289,000	289,000	2,915
Backlog	2,270	—	—

Total	434,380	432,110	4,358
Less accumulated amortization
Licenses	—	(16,697)	(169)
Customer relationship	(53,083)	(118,309)	(1,193)
Backlog	(2,270)	—	—

Total	(55,353)	(135,006)	(1,362)

Amortized intangible assets—net	379,027	297,104	2,997

Non-amortized intangible assets:
Telephone rights	¥12,513	¥9,485	$96
Trademark	192,000	192,000	1,936
Customer relationship	2,816,577	2,703,217	27,264
Goodwill	2,507,258	2,639,319	26,619

Total	5,528,348	5,544,021	55,915

Total intangible assets	¥5,907,375	¥5,841,125	$58,912

Amortized intangible assets in relation to acquired businesses during the year ended March 31, 2008 totaled ¥432,810 thousand, which consisted of license of ¥143,110 thousand, customer relationship of ¥289,000 thousand and backlog of ¥700 thousand, respectively. The amortized intangible assets acquired during the year ended March 31, 2008 did not have any residual values. The weighted average amortization period for customer relationship is approximately 4.5 years and the amortization period for licenses is 5 years, respectively. The amortization expenses for the years ended March 31, 2008 and 2009 were ¥54,479 thousand and ¥81,923 thousand ($826 thousand), respectively. The estimated aggregate amortization expense of intangible assets for each of the next five years is as follows:

		Thousands of
Year Ending March 31	Thousands of yen	U.S. Dollars
2010	¥92,322	$931
2011	59,684	602
2012	54,989	555
2013	54,989	555
2014	20,236	204
Non-amortized intangible assets other than goodwill acquired for the year ended March 31, 2008 were ¥1,531,165 thousand which consisted of trademark of ¥192,000 thousand and customer relationship of ¥1,339,165 thousand, respectively.
The following table shows changes in the carrying amount of goodwill for the year ended March 31, 2009, by operating segment:

	Thousands of Yen			Thousands of U.S. Dollars
	Network			Network
	service and			service and
	systems	ATM		systems	ATM
	integration	operation		integration	operation
	business	business	Total	business	business	Total
Balance at March 31, 2007	¥1,386,252	¥—	¥1,386,252

Acquisitions	997,234	123,772	1,121,006

Balance at March 31, 2008	2,383,486	123,772	2,507,258	$24,039	$1,248	$25,287

Acquisitions	20,282	111,779	132,061	205	1,127	1,332

Balance at March 31, 2009	¥2,403,768	¥235,551	¥2,639,319	$24,244	$2,375	$26,619

On March 30, 2007, IIJ purchased the shares of IIJ-Tech from its minority shareholders for ¥2,725,205 thousand by cash, in order to acquire the additional interests in IIJ-Tech. The Company acquired an order backlog of ¥696 thousand, customer relationships valued at ¥1,329,987 thousand and recorded goodwill of ¥751,266 thousand in the transaction.
On April 5, 2007, IIJ purchased the shares of IIJ-Tech from its minority shareholders for ¥1,635,123 thousand by cash, and on May 11, 2007, IIJ exchanged its new 1,848 shares which valued ¥861,475 thousand to the 2,200 shares of IIJ-Tech. The acquisition price was determined on the basis of discounted future cash flows amounts of IIJ-Tech. Through these transactions, IIJ made IIJ-tech a 100% owned subsidiary. The Company acquired an order backlog of ¥700 thousand customer relationships valued at ¥1,339,165 thousand and recorded goodwill of ¥644,759 thousand in the transaction.
On June 1, 2007, IIJ purchased all shares of hi-ho, Inc. (“hi-ho”) for ¥1,230,450 thousand which was a wholly owned subsidiary of Panasonic Network Services Inc.(“PNS”) and is operating the ISP business provided by PNS under the “hi-ho” service brand and the solution business to corporate customers. The acquisition price of the shares was determined on the basis of discounted future cash flows amounts of hi-ho. The acquisition of hi-ho was consistent with the Company’s strategy for expanding its internet service business by providing safe and high-quality services to individual customers, applying the Company’s engineering and network operating expertise cultivated in its internet business for corporate customers. The Company acquired the trademark right of ¥192,000 thousand, customer relationships of ¥289,000 thousand which was subject to amortization and recorded goodwill of ¥177,770 thousand in the transaction. The pro forma impact of the acquisition of the business on consolidated revenues and net income of the Company, assuming the acquisition had been completed at the beginning of the year ended March 31, 2007 and the year ended March 31, 2008, would have been an increase to consolidated revenues of ¥5.5 billion and ¥0.8 billion, respectively, and a increase to net income of ¥288 million and a decrease of ¥18 million respectively. Basic net income per common share for the year ended March 31, 2007 and 2008 would have been ¥27,930 and ¥25,013 respectively and diluted net income per common share for the year ended March 31, 2007 and 2008 would have been ¥27,896 and ¥24,986 respectively.
In the year ended March 31, 2008, IIJ acquired the following two entities for a total cost of ¥799,998 thousand which was paid in cash: (i)GDX, a start-up company to provide a message exchange network service in Japan, (ii)Trust, a start-up company to operate networks for ATMs. The Company recorded licenses of ¥143,110 thousand and goodwill of ¥123,772 thousand.
In the year ended March 31, 2009, IIJ acquired additional shares of GDX for ¥50,000 thousand ($504 thousand) and Trust for ¥349,500 thousand ($3,525 thousand). IIJ recorded goodwill of ¥20,282 thousand ($205 thousand) for GDX and ¥111,779 thousand ($1,127 thousand) for Trust.
A certain customer relationship was impaired for the year ended March 31, 2009 because it is expected that the volume of business with a specific customer will decrease in the near future. As a result of the decrease in the business, the fair value of the customer relationship became worthless and the Company recorded an impairment loss of ¥113,360 thousand ($1,143 thousand) in Sales and marketing expenses in the Company’s statements of income for the year ended March 31, 2009. The amount of the impaired customer relationship was included in the Network service and Systems integration business segment. The Company applied the excess earnings method to evaluate the impairment loss on the customer relationship. No impairment on goodwill and intangible assets were recognized during the years ended March 31, 2007 and 2008.
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
Refundable guarantee deposits as of March 31, 2008 and 2009 consist of as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009
Head office	¥1,262,508	¥1,268,634	$12,795
Sales and subsidiaries offices	713,383	754,987	7,615
Others	61,274	49,031	494

Total refundable guarantee deposits	¥2,037,165	¥2,072,652	$20,904

Lease expenses related to backbone lines for the years ended March 31, 2007, 2008 and 2009 amounted to ¥3,515,934 thousand, ¥3,469,717 thousand and ¥3,692,286 thousand ($37,239 thousand), respectively. Lease expenses for local access lines for the years ended March 31, 2007, 2008 and 2009, which are only attributable to dedicated access revenues, amounted to ¥4,616,431 thousand, ¥4,997,621 thousand and ¥5,303,651 thousand ($53,491 thousand), respectively. Other lease expenses for the years ended March 31, 2007, 2008 and 2009 amounted to ¥4,381,951 thousand, ¥6,236,004 thousand and ¥7,186,361 thousand ($72,480 thousand), respectively.
The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥22,034 thousand, ¥22,034 thousand and ¥24,719 thousand ($249 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.
The following is a schedule by years of minimum future sublease revenues as of March 31, 2009:

		Thousands of
	Thousands of Yen	U.S. Dollars
	2009	2009
Year ending March 31:
2010	¥25,559	$258
2011	24,391	246

Total	¥49,950	$504

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥15,566,075 thousand and ¥7,673,873 thousand at March 31, 2008 and ¥16,946,896 thousand ($170,922 thousand) and ¥9,175,869 thousand ($92,545 thousand) at March 31, 2009, respectively.
Lessee Future Minimum Lease Payments—As of March 31, 2009, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	Connectivity			Connectivity
	Lines	Other		Lines	Other
	Operating	Operating	Capital	Operating	Operating	Capital
	Leases	Leases	Leases	Leases	Leases	Leases
Year ending March 31:
2010	¥1,205,573	¥2,145,914	¥3,482,557	$12,159	$21,643	$35,124
2011	855,671	720,743	2,732,294	8,630	7,269	27,557
2012	183,187	537,023	1,657,567	1,848	5,416	16,717
2013	76,800	514,494	580,805	775	5,189	5,858
2014	76,800	425,320	59,661	774	4,290	602
2015 and thereafter	0	1,386,549	838	0	13,985	8

Total minimum lease payments	¥2,398,031	¥5,730,043	8,513,722	$24,186	$57,792	85,866

Less amounts representing interest			375,345			3,785

Present value of net minimum capital lease payments			8,138,377			82,081
Less current portion			3,272,257			33,003

Noncurrent portion			¥4,866,120			$49,078

     Sales-type Leases—The components of the net investment in sales-type leases as of March 31, 2008 and 2009 were as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009
Year ending March 31:
2010		¥345,571	$3,485
2011		350,241	3,532
2012		82,792	835
2013		59,740	603
		1,363	14

Total minimum lease payments to be received*	¥995,266	839,707	8,469
Estimated residual value of leased property (unguaranteed)	215,917	215,917	2,178
Less unearned income	45,246	35,764	361

Net investment in sales-type leases	1,165,937	1,019,860	10,286
Less current portion	383,177	325,829	3,286

Non-current net investment in sales-type leases	¥782,760	¥694,031	$7,000

*	Estimated executory costs, including profit thereon, of ¥315,619 thousand and ¥222,835 thousand ($2,247 thousand) were excluded from total minimum lease payments to be received as of March 31, 2008 and 2009.

9. BORROWINGS
Short-term borrowings at March 31, 2008 and 2009 consist of bank overdrafts that bear fixed rate interest. The weighted average rates at March 31, 2008 and 2009 were 1.365 percent and 1.223 percent, respectively.
Substantially all short-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral (or additional collateral) or guarantor with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default. The Company did not provide banks with any collateral for outstanding loans as of March 31, 2009.
The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2009 was ¥11,170,000 thousand ($112,658 thousand).
10. INCOME TAXES
Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 41 percent for the years ended March 31, 2007, 2008 and 2009.
Income from operations before income tax expense (benefit), minority interests and equity in net income (loss) of equity method investees and income tax expense (benefit) for the years ended March 31, 2007, 2008, and 2009 consists of the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2007	2008	2009	2009
Income from operations before income tax expense (benefit), minority interests and equity in net income (loss) of equity method investees:
Domestic	¥5,055,155	¥4,382,741	¥2,060,855	$20,785
Foreign	(6,467)	(21,072)	(26,367)	(266)

Total	¥5,048,688	¥4,361,669	¥2,034,488	$20,519

Income taxes current:
Domestic	¥798,922	¥778,152	¥359,143	$3,622
Foreign	(108,180)	13,709	6,750	68

Total	¥690,742	¥791,861	¥365,893	$3,690

Income taxes deferred:
Domestic	¥(1,494,685)	¥(1,653,275)	¥636,818	$6,423
Foreign	—	—	—	—

Total	¥(1,494,685)	¥(1,653,275)	¥636,818	$6,423

In September 2007, the Company applied for the consolidated tax declaration and the application was approved by the national tax agency. The company started the consolidated tax declaration for the fiscal year ended March 31, 2009.
Net deferred income tax assets and liabilities are reflected on the consolidated balance sheets as of March 31, 2008 and 2009 as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009

Current Assets Other current assets	¥1,090,698	¥762,221	$7,687
Noncurrent Assets Other assets	2,458,895	2,253,464	22,728
Noncurrent liabilities Other noncurrent liabilities	(92,908)	(167,611)	(1,690)

Total	¥3,456,685	¥2,848,074	$28,725

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2008 and 2009 was as follows:

					Thousands of
	Thousands of Yen				U.S. Dollars
	2008		2009		2009
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Unrealized gains on available-for-sale securities	¥—	¥146,201	¥—	¥79,392	$—	$801
Capital leases	93,409	—	78,314	—	790	—
Accrued expenses	325,448	—	342,146	—	3,451	—
Retirement and pension cost	456,073	—	578,616	—	5,836	—
Allowance for doubtful accounts	10,918	—	19,997	—	202	—
Depreciation	25,996	—	44,077	—	444	—
Net loss on other investment	665,594	—	811,120	—	8,181	—
Operating loss carryforward	6,207,609	—	5,157,278	—	52,015	—
Transactions in transit*	—	64,333	—	72,397	—	730
Amortization of goodwill	—	123,002	—	108,663	—	1,096
Impairment loss on telephone rights	85,727	—	85,923	—	866	—
Accrued Enterprise tax	58,954	—	72,496	—	731	—
Other	61,774	93,407	181,884	97,609	1,834	984

Total	7,991,502	426,943	7,371,851	358,061	74,350	3,611
Valuation allowance	(4,107,874)	—	(4,165,716)	—	(42,014)	—

Total	¥3,883,628	¥426,943	¥3,206,135	¥358,061	$32,336	$3,611

*	This item was caused by the transactions between IIJ and IIJ America, which were recorded in the different periods as a result of the difference in each company’s fiscal year end.
As of March 31, 2008 and 2009, the valuation allowance for deferred tax assets has been provided at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥607,917 thousand, a decrease of ¥2,455,640 thousand and an increase of ¥57,842 thousand ($583 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

As of March 31, 2009, IIJ and certain subsidiaries had tax operating loss carryforwards. These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2016 in Japan and December 31, 2027 in the United States of America as follows:

	Thousand of Yen
	Corporate tax	Inhabitant and
	subject to	enterprise tax subject
Year Ending	consolidation tax	to consolidation tax
March 31	filing	filing	Others

2010	¥2,322,336	¥3,758,736	¥—
2011	7,353,136	7,353,136	—
2012	415,384	415,384	—
2013	—	—	—
2014 and thereafter	—	354,309	1,901,557

Total	¥10,090,856	¥11,881,565	¥1,901,557

	Thousand of U.S. Dollars
	Corporate tax	Inhabitant and
	subject to	enterprise tax subject
Year Ending	consolidation tax	to consolidation tax
March 31	filing	filing	Others

2010	$23,423	$37,910	$—
2011	74,162	74,162	—
2012	4,189	4,189	—
2013	—	—	—
2014 and thereafter	—	3,573	19,179

Total	$101,774	$119,834	$19,179

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2009 is as follows:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2007	2008	2009	2009

Amount computed by using normal Japanese statutory tax rate	¥2,069,962	¥1,788,284	¥834,140	$8,413
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	60,340	81,117	78,705	794
Provision for (reversal of) reserve for tax contingencies	(108,782)	12,365	6,707	67
Inhabitant tax-per capita	25,141	25,780	27,475	277
Realization of tax benefit of operating loss carryforwards	(2,163,531)	(769,583)	—	—
Other change in valuation allowance	(717,049)	(1,980,018)	38,046	384
Enterprise tax - not based on income	42,135	45,283	55,083	556
Other—net	(12,159)	(64,642)	(37,445)	(378)

Income tax expense (benefit) as reported	¥(803,943)	¥(861,414)	¥1,002,711	$10,113

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
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009

Balance at April 1	¥77,417	¥79,434	$801
Increases related to positions taken on items from current year	5,410	2,801	28
Translation adjustment	(3,393)	(16,424)	(166)

Balance at March 31	¥79,434	¥65,811	$663

At March 31, 2009, the amount of unrecognized tax benefits was ¥65,811 thousand ($663 thousand), which would decrease the effective tax rate, if recognized.
Interest associated with uncertain tax positions of ¥7,356 thousand and ¥3,906 thousand ($39 thousand) were recognized as income tax expense for the year ended March 31,2008 and 2009, respectively, and accrued interest of ¥30,982 thousand and ¥28,143 thousand ($284 thousand) was recognized as of March 31,2008 and 2009, respectively. Penalties associated with uncertain tax positions were not recognized and not accrued as of March 31, 2008 and 2009. The Company believed that the IRS would not impose a tax penalty in case that the Company applied the BAPA.
The Company does not reasonably expect that the unrecognized tax benefit will change significantly within the next twelve months.
The Company has open tax years subject to examination from the year ended March 31, 2001 in Japan and from the year ended December 31, 1997 in the U.S.

11. RETIREMENT AND PENSION PLANS
Until March 31, 2009, IIJ and certain subsidiaries had unfunded severance benefit and noncontributory defined benefit pension plans which together cover substantially all of their employees who are not directors and also participate in a contributory multi-employer pension plan, the Japan Computer Information Service Employee’s Pension Fund (the “Multi-Employer Plan”), covering substantially all of their employees.
Effective March 31, 2009, IIJ amended the defined benefit pension plan, as the current tax-qualified benefit pension plan system will terminate in March 2012. IIJ transferred 71% of the current benefit pension plan into a new defined benefit pension plan and 29% of the current benefit pension plan into a defined contribution plan. This plan amendment reduced projected benefit obligation by ¥337,845 thousand ($3,407 thousand), accumulated benefit obligation by ¥199,234 thousand ($2,009 thousand) and plan assets by ¥140,103 thousand ($1,413 thousand) which reflects the benefits transferred to the defined contribution plan. As a result of the plan amendment, a curtailment and partial settlement occurred, and ¥126,715 thousand ($1,278 thousand) of gain was recorded for the year ended March 31, 2009.
The following information regarding net periodic pension cost and accrued pension cost also includes the unfunded severance benefit. Under the severance and pension plans, all of IIJ’s employees are entitled, upon voluntary retirement with 15 years or more service, or upon mandatory retirement at age 60, to a 10-year period of annuity payments (or lump-sum severance indemnities) based on the rate of pay at the time of retirement, length of service and certain other factors. IIJ’s employees who do not meet these conditions are entitled to lump-sum severance indemnities.
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
Net periodic pension cost for the years ended March 31, 2007, 2008 and 2009 included the following components:

				Thousands of
	Thousands of Yen			U.S. Dollars
	2007	2008	2009	2009

Service cost	¥257,960	¥325,065	¥372,954	$3,762
Interest cost	26,589	31,076	36,307	366
Expected return on plan assets	(26,942)	(29,098)	(26,952)	(272)
Amortization of transition obligation	402	402	402	4
Amortization of net actuarial loss	2,505	3,699	8,098	82
Effect of curtailment	—	—	(197,181)	(1,989)
Effect of settlement	—	—	70,466	711

Net periodic pension cost	¥260,514	¥331,144	¥264,094	$2,664

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the year ended March 31, 2009 follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009
Net actuarial loss	¥167,746	¥250,029	$2,522
Amortization of net actuarial loss in net periodic pension cost	(3,699)	(8,098)	(82)
Amortization of transition obligation in net periodic pension cost	(402)	(402)	(4)
Effect of curtailment	—	(561)	(6)
Effect of settlement	—	(70,466)	(711)

Amounts recognized in other comprehensive income	163,645	170,502	1,719

Total net periodic pension cost and amounts recognized in other comprehensive income	¥494,789	¥434,596	$4,383

The change in benefit obligation and plan assets for the years ended March 31, 2008 and 2009 and the amounts recognized in the consolidated balance sheets as of March 31, 2008 and 2009 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009

Change in benefit obligation:
Benefit obligation at beginning of year	¥1,635,586	¥2,044,301	$20,618
Service cost	325,065	372,954	3,762
Interest cost	31,076	36,307	366
Actuarial loss	89,636	122,069	1,231
Benefit paid	(37,062)	(48,694)	(491)
Effect of curtailment	—	(197,742)	(1,994)
Effect of settlement	—	(140,103)	(1,413)

Benefit obligation at end of year	¥2,044,301	¥2,189,092	$22,079

Change in plan assets:
Fair value of plan assets at beginning of year	¥1,077,696	¥1,171,804	$11,819
Actual return on plan assets	(49,012)	(101,008)	(1,019)
Employer contribution	164,873	167,433	1,688
Benefits paid	(21,753)	(27,605)	(278)
Effect of settlement	—	(140,103)	(1,413)

Fair value of plan assets at end of year	¥1,171,804	¥1,070,521	$10,797

Funded status at end of year	(872,497)	(1,118,571)	(11,282)

Amounts recognized in the consolidated balance sheets as of March 31, 2008 and 2009 consist of:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009

Accrued retirement and pension costs-current	¥(11,436)	¥(11,959)	$(121)
Accrued retirement and pension costs-non current	(861,061)	(1,106,612)	11,161

Net amount recognized	¥(872,497)	¥(1,118,571)	$(11,282)

The accumulated benefit obligation for the Company’s defined benefit pension plans as of March 31, 2008 and 2009 was ¥1,144,901 thousand and ¥1,246,825 thousand ($12,575 thousand), respectively.
The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥2,044,301 thousand and ¥1,171,804 thousand at March 31, 2008 and ¥2,189,092 thousand ($22,079 thousand) and ¥1,070,521 thousand ($10,797 thousand) at March 31, 2009, respectively. The aggregate accumulated benefit obligations of plans with no plan assets were ¥314,253 thousand and ¥448,224 thousand ($4,521 thousand) at March 31, 2008 and 2009, respectively.
Amounts recognized in accumulated other comprehensive income at March 31, 2008 and 2009 consist of:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009

Net actuarial loss	¥312,889	¥484,354	$4,885
Obligation at transition	3,212	2,249	23

	¥316,101	¥486,603	$4,908

The estimated net actuarial loss and obligation at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in the fiscal year ending March 31, 2010 are ¥18,092 thousand ($182 thousand) and ¥322 thousand ($3 thousand), respectively.
Actuarial assumptions as of March 31:

	Benefit
	Obligations		Net Periodic Costs
	2008	2009	2007	2008	2009

Discount rate	1.8%	1.6%	2.0%	1.9%	1.8%
Expected long-term rate of return on plan assets			2.7	2.7	2.3
Rate of increase in compensation	3.6	3.5	3.4	3.5	3.6
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
The projected allocation of the plan assets managed by the insurance company is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 63.0%, 35.0%, and 2.0% of the plan assets excluding pooled investment portfolios will be allocated to debt securities, equity securities and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. 50% of the employer’s contribution to the plan during the year ending March 31, 2010 will be allocated to life insurance pooled investment portfolios and other 50% will be allocated to the aforementioned investments.
The Company’s pension plan asset allocations as of March 31, 2008 and 2009 by asset category are as follows:

	2008		2009

Asset category:
Equity securities	20.2%	(35.1)%	21.2%	(35.4)%
Debt securities	36.2	(62.9)	37.4	(62.6)
Life insurance pooled investment portfolios	42.4	( —)	40.2	(—)
Other	1.2	(2.0)	1.2	(2.0)

Total	100.0%	(100.0) %*	100%	(100.0) %*

*	The percentages in parentheses represent the Company’s plan asset allocation excluding life insurance pooled investment portfolios.
The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 14 years and 21 years, respectively.
Contributions due and paid during the years ended March 31, 2007, 2008 and 2009 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥522,269 thousand, ¥621,786 thousand and ¥758,642 thousand ($7,651 thousand), respectively.
IIJ expects to contribute ¥167,432 thousand ($1,689 thousand) to its defined benefit pension plan in the year ending March 31, 2010.
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Year Ending		Thousands of
March 31	Thousands of yen	U.S. Dollars
2010	¥37,607	$379
2011	46,589	471
2012	58,809	593
2013	69,740	704
2014	86,383	871
2015 — 2019	582,610	5,876

Total	¥881,738	$8,893

The amount of retirement benefits for retiring directors and company auditors must be approved by the shareholders. The Company has retirement plans for full-time company auditors and retirement plans for full-time directors. The Company recorded a liability for retirement benefit for full-time directors and company auditors of ¥240,890 thousand and ¥292,980 thousand ($2,955 thousand), which would be required if they retire at March 31, 2008 and 2009, respectively.
The retirement benefits paid to retired directors and company auditors were ¥3,000 thousand, ¥6,480 thousand and ¥3,780 thousand ($38 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

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
The amount of retained earnings available for dividends under the Corporation Law is based on the amount of retained earnings recorded in IIJ’s general books of account with accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Corporation Law. Retained earnings shown in IIJ’s general books of account amounted to ¥9,209,977 thousand ($92,889 thousand) at March 31, 2009.
In May 11, 2007, IIJ issued new 2,178 shares and exchanged them for the shares of two consolidated subsidiaries.
On June 26, 2007, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2007 of ¥1,500 per share or in the aggregate amount of ¥306,450 thousand.
On November 12, 2007, the board of directors of IIJ resolved the payment of cash dividend to shareholders of record at September 30, 2007 of ¥750 per share or in the aggregate amount of ¥154,859 thousand.

On June 27, 2008, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2008 of ¥1,000 per share or in the aggregate amount of ¥206,478 thousand ($2,083 thousand).
On November 13, 2008, the board of directors of IIJ resolved the payment of cash dividend to shareholders of record at September 30, 2008 of ¥1,000 per share or in the aggregate amount of ¥206,479 thousand ($2,083 thousand).
On October 28, 2008, the board of directors of IIJ authorized the repurchase of up to 4,000 shares and the amount of ¥400,000 thousand ($4,034 thousand) of IIJ common stock over the period which ended on January 30, 2009. IIJ repurchased 3,934 shares of common stock, which amounted to ¥399,414 thousand ($4,028 thousand), plus commissions under the authorization.
Stock Option Plans—In May 2000, IIJ granted 295 options to 34 directors and employees. The options vested fully on April 8, 2002 and are exercisable for eight years from that date. In August 2001, IIJ granted 395 options to 44 directors and employees. The options became fully vested on June 28, 2003 and are exercisable for eight years from that date. No options are available for additional grant as of March 31, 2009. No compensation expense has been recognized in the consolidated statements of income pursuant to APB No. 25, because the exercise price was greater than the market price on the dates of grant.
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
The following table summarizes the transactions of IIJ’s stock option plans for the year in the period ended March 31, 2009:

Thousands of Yen
Weighted Average
	Number of	Number of	Exercise Price per
	Options	Shares	Common Shares

Unexercised options outstanding—March 31, 2008	515	2,575	¥1,009
Options granted	—	—	—
Options exercised	—	—	—
Options forfeited	—	—	—

Unexercised options outstanding—March 31, 2009	515	2,575	¥1,009

Due to the effect of the stock split in October 2005, grantees of options can purchase five shares by exercising one option.
Summarized information about stock options outstanding as of March 31, 2009 is as follows:

	Outstanding		Exercisable	Total Intrinsic
Exercise Price	Number of Shares	Remaining Life	Number of Shares	Value (Thousands of
(Thousands of Yen)	Underlying Options	(in Years)	Underlying Options	Yen)
¥2,163	950	1.0	950	—
334	1,625	2.3	1,625	—

13. OTHER COMPREHENSIVE INCOME
The changes in each component of other comprehensive income (loss) for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Thousands of Yen
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount

Year ended March 31, 2007:
Foreign currency translation adjustments	¥11,653	¥—	¥11,653

Unrealized holding gain (loss) on securities:
Amount arising during the period	(2,277,976)	933,970	(1,344,006)
Less: Reclassification adjustments for gains included in net income	(3,229,899)	1,324,259	(1,905,640)
Increase in deferred tax asset valuation allowance*	—	(2,258,229)	(2,258,229)

Net unrealized holding gain (loss) during the period	(5,507,875)	—	(5,507,875)

Gain on cash flow hedging derivative instruments:
Amount arising during the period	(708)	—	(708)
Less: Reclassification adjustments for losses included in net income	4,776	—	4,776

Net gain on cash flow hedging derivative instruments	4,068	—	4,068

Other comprehensive income (loss)	¥(5,492,154)	¥—	¥(5,492,154)

Year ended March 31, 2008:
Foreign currency translation adjustments	¥(20,029)	¥—	¥(20,029)

Unrealized holding gain (loss) on securities:
Amount arising during the period	(574,683)	235,620	(339,063)
Less: Reclassification adjustments for gains included in net income	(114,714)	47,032	(67,682)
Increase in deferred tax asset valuation allowance*	—	(282,652)	(282,652)

Net unrealized holding gain (loss) during the period	(689,397)	—	(689,397)

Loss on cash flow hedging derivative instruments:
Amount arising during the period	—	—	—
Less: Reclassification adjustments for gains included in net income	(45)	—	(45)

Loss on cash flow hedging derivative instruments	(45)	—	(45)

Defined benefit pension plans:
Amount arising during the period	(167,746)	22,247	(145,499)
Less: Reclassification adjustments for losses included in net income	4,101	(1,418)	2,683
Less: Other reclassification	(11,522)	4,718	(6,804)

Net defined benefit pension plans	(175,167)	25,547	(149,620)

Other comprehensive income (loss)	¥(884,638)	¥25,547	¥(859,091)

	Thousands of Yen
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2009:
Foreign currency translation adjustments	¥(80,588)	¥—	¥(80,588)

Unrealized holding gain (loss) on securities:
Amount arising during the period	(354,330)	145,275	(209,055)
Less: Reclassification adjustments for losses included in net income	165,884	(68,012)	97,872
Increase in deferred tax asset valuation allowance*	—	(77,263)	(77,263)

Net unrealized holding gain (loss) during the period	(188,446)	—	(188,446)

Defined benefit pension plans:
Amount arising during the period	(250,029)	30,502	(219,527)
Less: Reclassification adjustments for losses included in net income	8,500	(2,295)	6,205
Less: Reclassification adjustments on effect of curtailment and settlement	71,027	—	71,027

Net defined benefit pension plans	(170,502)	28,207	(142,295)

Other comprehensive income (loss)	¥(439,536)	¥28,207	¥(411,329)

	Thousands of U.S. Dollars
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2009:
Foreign currency translation adjustments	$(813)	$—	$(813)

Unrealized holding gain (loss) on securities:
Amount arising during the period	(3,574)	1,465	(2,109)
Less: Reclassification adjustments for losses included in net income	1,673	(686)	987
Increase in deferred tax asset valuation allowance*	—	(779)	(779)

Net unrealized holding gain (loss) during the period	(1,901)	—	(1,901)

Defined benefit pension plans:
Amount arising during the period	(2,522)	307	(2,215)
Less: Reclassification adjustments for losses included in net income	86	(23)	63
Less: Reclassification adjustments on effect of curtailment and settlement	717	—	717

Net defined benefit pension plans	(1,719)	284	(1,435)

Other comprehensive income (loss)	$(4,433)	$284	$(4,149)

*	The increase in the deferred tax asset valuation allowance has resulted from unrealized losses on available-for-sale securities.

The components of accumulated other comprehensive income (loss) at March 31, 2008 and 2009 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009

Foreign currency translation adjustments	¥(3,340)	¥(83,928)	$(847)
Unrealized holding gain on securities	355,309	166,863	1,683
Defined benefit pension plans	(261,351)	(403,646)	(4,071)

	¥90,618	¥(320,711)	$(3,235)

14. BASIC AND DILUTED NET INCOME PER COMMON SHARE
Basic and diluted net income per common share computation for three years ended March 31, 2007, 2008 and 2009 is as follows.

				Thousands of
	Thousands of Yen			U.S. Dollars
	2007	2008	2009	2009
Numerator:
Net income-basic and diluted	¥5,409,713	¥5,176,589	¥1,419,304	$14,315

	Number of shares
	2007	2008	2009
Denominator:
Weighted-average common shares outstanding-basic	203,992	206,240	205,165
Dilutive effect of stock options	252	225	30

Weighted-average common shares outstanding-diluted	204,244	206,465	205,195

	Yen			U.S. Dollars
	2007	2008	2009	2009

Basic net income per common share	¥26,519	¥25,100	¥6,918	$70

Diluted net income per common share	¥26,487	¥25,072	¥6,917	$70

For the years ended March 31, 2007, 2008 and 2009, potentially dilutive shares have been excluded from the computation of diluted net income because the exercise prices of the options were greater than the average market price of the common shares.
Diluted net income per share does not include the effects of the following potential common shares:

	Year ended March 31
	2007	2008	2009

Shares issuable under stock options	950	950	950

15. COMMITMENTS AND CONTINGENT LIABILITIES
The Company is involved in normal claims and other legal proceedings in the ordinary course of business. Except as noted below, the Company is not involved in any litigation or other legal proceedings that, if determined adversely to us, the Company believe would individually or in the aggregate have a material adverse effect on us or our operations.
In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming the Company, certain of its officers and directors as defendants, and underwriters of the Company’s initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinated proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of the Company’s initial public offering violated the securities laws (i) by failing to disclose in the offering’s registration statement certain alleged compensation arrangements entered into with the underwriters’ clients, such as undisclosed commissions or tie in agreements to purchase stock in the after market, and (ii) by engaging in manipulative practices to artificially inflate the price of the Company’s stock in the after market subsequent to the initial public offering. On July 15, 2002, the Company joined in an ‘omnibus’ motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. On February 19, 2003, the Court ruled on the motions to dismiss. The Court granted the Company’s motion to dismiss the claims against it under Rule 10b-5 promulgated under the Exchange Act due to the insufficiency of the allegations against the Company. The motions to dismiss the claims under Section 11 of the Securities Act were denied for virtually all of the defendants in the consolidated cases, including the Company. In June 2003, the Company conditionally approved a proposed partial settlement with the plaintiffs in this matter. The Company, along with the settling issuer defendants, filed a motion seeking the court’s preliminary approval of the settlement. The settlement would have provided, among other things, a release of the Company and of the individual officer and director defendants for the alleged wrongful conduct in the amended complaint in exchange for a guarantee from the Company’s insurers regarding recovery from the underwriter defendants and other non-monetary consideration from the Company. While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The District Court directed that the litigation proceed with a number of “focus cases” rather than all of the 310 cases that had been consolidated. The Company’s case is not one of these focus cases. On October 13, 2004, the District Court certified the focus cases as class actions in the ongoing litigation. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the District Court’s class certification decision. On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the Company, informed the District Court that the settlement could not be approved, because the defined settlement class, like the litigation class, could not be certified. On June 25, 2007, the District Court entered an order terminating the proposed settlement. On August 14, 2007, the plaintiffs filed their second consolidated amended complaints against the six focus cases and on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the District Court denied the motions to dismiss except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. The motion for class certification was withdrawn without prejudice on October 10, 2008. On February 25, 2009, liaison counsel for the plaintiffs informed the District Court that a settlement had been agreed to in principle, subject to formal approval by the parties, and preliminary and final approval by the District Court. On April 2, 2009, a stipulation and agreement of settlement among the plaintiffs, issuer defendants and underwriter defendants was submitted to the District Court for preliminary approval. If the District Court grants the motion for preliminary approval, notice will be given to all class members of the settlement, a fairness hearing will be held and if the District Court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement will be approved and implemented in its current form, or at all. Due to the inherent uncertainties of litigation and because the settlement approval process is at a preliminary stage, the ultimate outcome of the matter is uncertain.
In addition to the foregoing, the Company is a party to other suits and claims that arise in the normal course of business. The negative adverse outcome of such suits and claims would not have a significant impact on the financial statements.
In May 2006, January 2007 and January 2008, IIJ made agreements (three agreements in total) for investing in funds which invest in mainly unlisted stocks with an investment advisory company. IIJ committed to provide up to $5 million for each fund ($15 million in total) at its request basically in future several years. IIJ has provided a total of ¥500,000 thousand ($5,043 thousand) to them as of March 31, 2009. The amounts invested in their funds were recorded as other investments in the Company’s consolidated balance sheets.

16. FINANCIAL INSTRUMENTS
Fair Value—In the normal course of business, the Company invests in financial assets. To estimate the fair value of those financial assets, the Company used quoted market prices to the extent that they were available. Where a quoted market price is not available, the Company estimates fair value using primarily the discounted cash flow method. For certain financial assets and liabilities, such as trade receivables and trade payables, which are expected to be collected and settled within one year, the Company assumed that the carrying amount approximates fair value due to their short maturities. For guarantee deposits, which are fully refunded at the end of lease contracts, the remaining noncancellable lease terms are principally within two years and the Company assumed that the carrying amount approximates fair value. Investment for which it is not practicable to estimate fair value primarily consists of investments in a number of unaffiliated and unlisted smaller sized companies and the estimate of their fair values cannot be made without incurring excessive costs. Refundable insurance policies are carried at cash surrender value. The carrying amounts and fair value of financial instruments are summarized below:

					Thousands of
	Thousands of Yen				U.S. Dollars
	2008		2009		2009
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
Other investments for which it is:
Practicable to estimate fair value	¥844,481	¥844,481	¥674,254	¥674,254	$6,800	$6,800
Not practicable	1,519,289	—	1,240,340	—	12,510	—
Noncurrent refundable insurance policies (other assets)	161,404	161,404	206,387	206,387	$2,082	$2,082
Cash and cash equivalents at March 31, 2008 and 2009 included U.S. dollar denominated current bank deposits and time deposits of ¥348,127 thousand and ¥202,689 thousand ($2,044 thousand), respectively.
17. FAIR VALUE MEASUREMENTS
SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 —	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 —	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets Measured at Fair Value on a Recurring Basis
The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2009 consistent with the fair value hierarchy provisions of SFAS No.157.

	Thousands of Yen			Total
	Level 1	Level 2	Level 3	2009

March 31, 2009

Assets:
Available-for-sale securities-equity securities	¥674,254	—	—	¥674,254

	Thousands of U.S Dollars			Total
	Level 1	Level 2	Level 3	2009

March 31, 2009

Assets:
Available-for-sale securities-equity securities	$6,800	—	—	$6,800

Available-for-sale securities are comprised of marketable securities, which are listed on Japan, U.S. and Hong Kong securities market,which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.
Assets Measured at Fair Value on a Nonrecurring Basis

	Thousands of Yen
	Level 1	Level 2	Level 3	impairment loss

March 31, 2009

Assets:
Non-marketable securities-equity securities	—	—	¥298,280	¥360,451

	Thousands of U.S Dollars
	Level 1	Level 2	Level 3	impairment loss

March 31, 2009

Assets:
Non-marketable securities-equity securities	—	—	$3,008	$3,635

In accordance with the provisions of APB No. 18, “The Equity Method of Accounting for Investments in Common Stock”, we review the carrying values of our investments when events and circumstances warrant. This review requires the comparison of the fair values of our investments to their respective carrying values.
Non-marketable equity securities with a carrying amount of ¥658,732 thousand ($6,644 thousand ) were written down to their fair value of ¥298,280 thousand ($3,008 thousand), resulting in an other-than-temporary impairment charge of ¥360,452 thousand ($3,635 thousand), which was included in earnings for the year ended March 31, 2009. All impaired non-marketable equity securities were classified as Level 3 instruments and the Company uses the unobservable inputs to these investments. The Company evaluated the fair value of these investments based on the net assets of each issuers, as the Company could not obtain other information such as future cash flows related to the issuers.

18. BUSINESS SEGMENT
The operating segments reported below are those for which segment-specific financial information is available. Accounting policies used to determine segment profit/loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States. The Company’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance.
Network service and systems integration business segment comprises revenues from connectivity and outsourcing services, systems integration and equipment sales.
ATM operation business segment comprises revenues from ATM operation business.
ATM operation business segment has met a quantitative threshold for the year ended March 31, 2009 and the segment data for the year ended March 31, 2008 were presented for comparative purposes. No segment data for the year ended March 31, 2007 have been presented because ATM operation business did not operate and the Company’s management reviewed the financial information on a consolidated basis and made the decisions and evaluate business performance on a single operating unit in the year.
Revenues:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009

Network service and systems integration business:
Customers	¥66,831,138	¥69,707,278	$703,048
Intersegment	—	253,985	2,561

Total	66,831,138	69,961,263	705,609
ATM operation business
Customers	4,161	23,452	237
Intersegment	—	—	—

Total	4,161	23,452	237

Elimination	—	253,985	2,561

Consolidated total	¥66,835,299	¥69,730,730	$703,285

Segment profit or loss:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009

Operating income (loss):
Network service and systems integration business	¥4,854,309	¥3,663,040	$36,944
ATM operation business	(89,195)	(704,431)	(7,104)
Elimination	5,750	41,227	416

Consolidated operating income	¥4,759,364	¥2,917,382	$29,424

Segment assets:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009

Segment Assets:
Network service and systems integration business	¥55,046,212	¥51,799,206	$522,433
ATM operation business	656,334	504,144	5,085

Elimination	—	2,151	22

Consolidated total assets	¥55,702,546	¥52,301,199	$527,496

Other significant items:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2008	2009	2009

Depreciation and amortization:
Network service and systems integration business	¥4,771,468	¥5,417,275	$54,637
ATM operation business	3,336	13,226	133

Consolidated total	¥4,774,804	¥5,430,501	$54,770

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses.
Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.
There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of the Company’s revenues for the years ended March 31, 2007, 2008 and 2009.
19. ADVERTISING EXPENSES
Advertising expenses incurred during the years ended March 31, 2007, 2008 and 2009 related primarily to advertisements in magazines, journals and newspapers and amounted to ¥337,768 thousand, ¥575,306 thousand and ¥459,679 thousand ($4,636 thousand), respectively.

20. RELATED PARTY TRANSACTIONS
NTT and its subsidiary own 29.4 percent of IIJ’s outstanding common shares and 30.0 percent of IIJ’s voting shares as of March 31, 2009.
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
The amounts of balances as of March 31, 2008 and 2009 and transactions of the Company with NTT and its subsidiaries for the each of the three years in the period ended March 31, 2009, are summarized as follows.

				Thousands of
	Thousands of Yen			U.S. Dollars
	2007	2008	2009	2009

Accounts receivable	¥—	¥283,238	¥194,258	$1,959
Accounts payable	—	685,018	1,184,399	11,946
Revenues	1,308,843	1,186,771	1,129,160	11,388
Costs and expenses	7,725,572	9,437,253	10,689,937	107,816
As for equity method investees, refer to Note 5, “INVESTMENTS IN EQUITY METHOD INVESTEES” .
21. SUBSEQUENT EVENTS
On June 26, 2009, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2009 of ¥1,000 ($10.09) per share or in the aggregate amount of ¥202,544 thousand ($2,043 thousand).
* * * * * *