Form 20-F
period 2010-03-31
INTERNET INITIATIVE JAPAN INC
filed 2010-09-28
CIK 1090633

As filed with the Securities and Exchange Commission on September 28, 2010
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010
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
As of March 31, 2010, 206,478 shares of common stock were outstanding, including 13,289 shares represented by an aggregate of 5,315,600 American Depositary Shares.
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
Yes  ☑     No☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes  ☐     No☐
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
Yes  ☐     No☑

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

You should read the selected consolidated financial data below together with Item 5. “Operating and Financial Review and Prospects”, of this annual report on Form 20-F and our consolidated financial statements and the notes to our consolidated financial statements beginning on page F-1. The consolidated statement of income data and per share and American Depositary Shares (“ADS”) data below for the fiscal years ended March 31, 2006, 2007, 2008, 2009 and 2010, the consolidated balance sheet data below as of March 31, 2006, 2007, 2008, 2009 and 2010 and consolidated statements of cash flows for the fiscal years ended March 31, 2006, 2007, 2008, 2009 and 2010 under operating data below are derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm.

	As of and for the fiscal year ended March 31,
	2006	2007	2008	2009	2010	2010
	(millions of yen, except per share and ADS data)					(thousands of U.S. dollars, except per share and ADS data (1) )
Statement of Income Data:
REVENUES:
Connectivity and outsourcing services:
Connectivity services (corporate use)	¥11,179	¥11,239	¥12,149	¥13,142	¥13,847	$148,256
Connectivity services (home use)	2,120	1,969	5,430	6,538	6,854	73,386
Outsourcing services	9,924	11,145	13,724	15,396	16,271	174,210
Total	23,223	24,353	31,303	35,076	36,972	395,852
Systems integration:
Systems construction	12,296	16,660	18,021	14,658	11,354	121,559
Systems operation and maintenance	11,209	13,867	15,993	18,989	18,717	200,396
Total	23,505	30,527	34,014	33,647	30,071	321,955
Equipment sales	3,085	2,175	1,514	985	756	8,100
ATM operation business	-	-	4	23	207	2,213
Total revenues	49,813	57,055	66,835	69,731	68,006	728,120

COST AND EXPENSES:
Cost of connectivity and outsourcing services	20,078	20,545	26,040	29,318	30,533	326,914
Cost of systems integration	18,120	23,529	25,526	25,543	21,904	234,515
Cost of equipment sales	2,818	1,894	1,300	863	649	6,952
Cost of ATM operation business	-	-	17	422	964	10,320
Total cost	41,016	45,968	52,883	56,146	54,050	578,701
Sales and marketing	3,080	3,439	4,329	4,631	5,405	57,870
General and administrative	3,147	3,971	4,624	5,622	4,826	51,670
Research and development	159	177	240	415	313	3,352
Total cost and expenses	47,402	53,555	62,076	66,814	64,594	691,593
OPERATING INCOME	2,411	3,500	4,759	2,917	3,412	36,527

OTHER INCOME (EXPENSES):
Interest income	13	23	63	45	29	307
Interest expense	(437)	(397)	(438)	(408)	(306)	(3,279)
Other — net	3,392	1,923	(22)	(520)	(276)	(2,944)
Other income (expenses) — net	2,968	1,549	(397)	(883)	(553)	(5,916)

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT) AND EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	5,379	5,049	4,362	2,034	2,859	30,611
INCOME TAX EXPENSE (BENEFIT)	257	(804)	(861)	1,002	1,132	12,121
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	(14)	(210)	(143)	35	159	1,707
NET INCOME (2)	5,108	5,643	5,080	1,067	1,886	20,197
LESS: NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS (2)	(354)	(233)	97	352	348	3,723
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC (2).	¥4,754	¥5,410	¥5,177	¥1,419	¥2,234	$23,920

	As of and for the fiscal year ended March 31,
	2006	2007	2008	2009	2010	2010
	(millions of yen, except per share and ADS data)					(thousands of U.S. dollars, except per share and ADS data (1) )

Per Share and ADS Data (3):
Basic net income attributable to IIJ per share	¥24,301	¥26,519	¥25,100	¥6,918	¥11,030	$118
Diluted net income attributable to IIJ per share	24,258	26,487	25,072	6,917	11,030	118
Basic net income attributable to IIJ per ADS equivalent	60.75	66.30	62.75	17.29	27.58	0.30
Diluted net income attributable to IIJ per ADS equivalent	60.75	66.22	62.68	17.29	27.58	0.30

Cash dividends declared per share:
Japanese Yen	-	¥1,500	¥1,750	¥2,000	¥2,250
U.S. Dollars	-	$12.76	$17.53	$20.17	$24.09
Basic weighted average number of shares	195,613	203,992	206,240	205,165	202,544
Diluted weighted average number of shares	195,955	204,244	206,465	205,195	202,544
Basic weighted average number of ADS equivalents (thousands)	78,245	81,597	82,496	82,066	81,018
Diluted weighted average number of ADS equivalents (thousands)	78,382	81,698	82,586	82,078	81,018

Balance Sheet Data:
Cash and cash equivalents	¥13,727	¥13,555	¥11,471	¥10,188	¥8,764	$93,838
Total assets	50,705	47,693	55,703	52,301	51,115	547,275
Short-term borrowings	4,555	6,050	9,150	7,350	4,450	47,644
Current portion of long-term borrowings, including capital lease obligations	4,994	3,243	3,456	3,272	2,730	29,226
Long-term borrowings, including capital lease obligations	5,271	4,318	4,738	4,866	3,658	39,161
Common stock	16,834	16,834	16,834	16,834	16,834	180,234
Total IIJ shareholders’ equity	20,222	20,112	24,981	25,169	27,320	292,501

Operating Data:
Capital expenditures, including capitalized leases (4)	¥4,762	¥3,953	¥6,078	¥7,006	¥5,584	$59,783

Operating margin ratio (5)	4.8%	6.1%	7.1%	4.2%	5.0%

Net cash provided by (used in):
Operating activities	¥6,559	¥7,402	¥4,538	¥8,631	¥9,621	$103,010
Investing activities	1,805	(3,014)	(5,444)	(3,328)	(3,788)	(40,554)
Financing activities	39	(4,560)	(1,152)	(6,573)	(7,238)	(77,494)

_________________
(1)
The U.S. dollar amounts represent translation of yen amounts at the rate of ¥93.40 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2010.

(2)
The Company adopted the new guidance on noncontrolling interests under ASC 810 on April 1, 2009. ASC810 requires noncontrolling interest held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. ASC810 also requires changes in parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions. Upon the adoption of ASC810, “Net income” in the consolidated statements of income now includes net income attributable to noncontrolling interests, which was previously referred to as “Minority interests” and deducted.

(3)
IIJ conducted a 1 to 5 stock split effective on October 11, 2005. The per share data is calculated based on the assumption that the stock split was made at the beginning of the fiscal year ended March 31, 2006.

(4)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure can be found in the following page.

(5)	Operating income as a percentage of total revenues.

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

	For the fiscal year ended March 31,
	2006	2007	2008	2009	2010
	(millions of yen)

Capital expenditures:
Acquisition of assets by entering into capital leases	¥3,843	¥2,665	¥4,222	¥4,015	¥2,330
Purchases of property and equipment	919	1,288	1,856	2,991	3,254
Total capital expenditures	¥4,762	¥3,953	¥6,078	¥7,006	¥5,584

Exchange Rates

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of IIJ shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of IIJ ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥93.40 per U.S. $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2010, the date of our most recent consolidated balance sheet contained in this annual report. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

The following table presents the noon buying rates for Japanese yen per U.S. $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal year ended March 31, (1)	High	Low	Average(2)	Period-end
2006	¥120.93	¥104.41	¥113.67	¥117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	113.61	99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.38	92.51	93.40

Calendar year 2010
January	¥93.31	¥89.41	¥91.10	¥90.38
February	91.94	88.84	90.14	88.84
March	93.40	88.43	90.72	93.40
April	94.51	92.03	93.45	94.24
May	94.68	89.89	91.97	90.81
June	92.33	88.39	90.81	88.49
July	88.59	86.40	87.50	86.43
August	86.42	84.10	85.37	84.10
September (through September 24, 2010)	85.77	83.75	84.35	84.24
_____________________
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

The noon buying rate on September 24, 2010 was ¥84.24 per $1.00.

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

We may not maintain our current level of revenues and profits or achieve our expected revenues and profits in the future.

Our business is principally conducted in Japan and most of our revenues are from customers operating in Japan. If the Japanese economy deteriorates or does not improve, and it results in significantly lower levels of network-related investment and expenditures, and corporate customers respond to conditions by prioritizing low prices over quality, or we experience cancellation of large accounts, it may become difficult to maintain our current level of revenues and margins or achieve our expected revenues and profits, particularly in systems integration, or payout our target dividends.

In addition to factors related to general economic conditions in Japan, we may not be able to maintain our current level of revenues and profits or achieve our expected levels of revenues and profits due to several other factors, including, but not limited to:

•
a decrease in revenues from our connectivity services because of lower unit prices per bandwidth and cancellation of large accounts, due, for example, to severe price competition or a decrease in volume charge revenue due to the decrease in volume of Internet traffic,

•
a decrease in revenues from our outsourcing services if we fail to successfully differentiate our services from those of our competitors, if the service prices falls dramatically, due, for example, to severe price competition, or if we fail to provide our customers with competitive total network solutions,

•
a decrease in revenues from systems operation and maintenance if we fail to successfully differentiate our technical skills from those of our competitors, if the average revenue per project decreases or if there are cancellation or scale-down of large accounts, due, for example, to severe cost down requirement,

•
a decrease in systems construction revenues and lower margins if we fail to successfully differentiate our services from those of our competitors, if corporate customers put off or stop placing orders with us, if  the number of systems construction projects decreases, if the average revenues for each projects decreases, or if there are trouble or problems during the systems construction phase and that systems construction becomes unprofitable or incurs a loss,

•
an increase in backbone costs due to increased volume of Internet traffic and tightened demands for leasing backbone lines, or a decline in the profitability of connectivity services if we contract for more capacity than we actually require to serve our customers,

•
an increase in expenses and investments for network infrastructure, research and development, back-office systems and other similar investments which we may be forced to make in the future in order to remain competitive, or an increase in expenses relating to the leasing of additional equipment and an increase in amortization and depreciation or loss in disposal,

•
failure to control personnel and outsourcing costs, especially in our systems integration, if personnel and outsourcing costs increase, or we fail to manage personnel and outsourcing resource effectively or fail to cover outsourcing costs by raising enough revenues from outsourced projects,

•	an increase in SG&A costs, such as personnel expenses, advertising expenses and office rent related expenses, in conjunction with our expected or planned or continued business expansion,

•	the recording of an impairment loss as a result of an impairment test on the non-amorting intangible assets such as goodwill that are recorded related to any mergers and acquisitions,

•	the recording of an impairment loss on amortized intangible assets such as customer relationships that are recorded in connection with any mergers and acquisitions,

•	a decline in the value and trading volume of our holding of available-for-sale securities from which we expect gains on sale,

•	impairment losses on available-for-sale securities, nonmarketable equity securities and funds,

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

The major competitors of our connectivity and outsourcing services are major telecommunications carriers such as NTT Communications Corporation (“NTT Communications”) and KDDI Corporation (“KDDI”). Price competition for Internet connectivity services is still severe. For outsourcing services, price competition may also increase due to the emergence of cloud computing service. This competition may adversely affect our revenues and profitability and may make it difficult for us to retain existing customers or attract new customers. The major competitors of our systems integration business are systems integrators, such as NEC Corporation, Fujitsu Limited, NTT Data Corporation and their affiliates. Our major competitors have the financial resources to reduce prices in an effort to gain market share. There is strong competition among systems integrators that may adversely affect our revenues and profitability. Even though the NTT Group, which is comprised of Nippon Telegraph and Telephone Corporation (“NTT”) and NTT Communications, is IIJ's largest shareholder, we plan to continue to operate the company separately and independently from the NTT Group, and will therefore continue to compete with the NTT Group.

Our competitors have advantages over us, including, but not limited to:

•	substantially greater financial resources,

•	more extensive and well-developed marketing and sales networks,

•	larger technology human resources including application development engineers,

•	higher brand recognition among consumers and corporate customers,

•	larger customer bases, and

•	more diversified operations which allow profits from some operations to support operations with lower profitability, such as network services, for which we are a competitor.

With these advantages, our competitors may be better able to:

•	sustain downward pricing pressure, including pressure on low-price Internet connectivity services offered to corporate customers, which are our target customers,

•	develop, market and sell their services,

•	adapt quickly to new and changing technologies,

•	obtain new customers, and

•	aggressively pursue mergers and acquisitions to enlarge their customer base and market share.

Our investments in our subsidiaries and equity method investees may not produce the returns we expect or may affect our results of operations and financial condition adversely.

In the past, we have invested in our group companies to expand our businesses and generate new businesses. As of September 17, 2010, we have eight consolidated subsidiaries and four equity method investees. The financial performance of our consolidated subsidiaries affects our financial condition and results of operations directly and the financial performance of our equity method investees affects our financial condition and results of operations to the extent of our pro rata portion of our equity method investments. There can be no assurance that we will be able to maintain or enhance the value or the performance of such companies in which we have invested or may invest in the future, or that we will achieve the returns or benefits from these investments. We may consider further reorganization of our group companies and there is no guarantee that we will be able to achieve the benefits that we expect from such reorganization. We may provide additional financial support in the form of loans, guarantees, leases or additional equity investments in such companies. We may lose all or part of our investment relating to such companies if their value decreases as a result of their financial performance or if they go bankrupt. If our interests differ from those of other investors in entities over which we do not exercise control, we may not be able to enjoy synergies with the investees and it may adversely affect our financial condition and results of operations.

On September 1, 2010, IIJ made IIJ Global Solutions Inc. (“IIJ-Global”)(Changed its trade name from Communications Services KK to IIJ-Global on September 1, 2010) its 100% owned consolidated subsidiary by acquiring its stock from AT&T Japan LLC (“AT&T Japan”). IIJ-Global mainly succeeded the domestic network outsourcing service business such as the Wide Area Network (“WAN”) services which are mainly provided to approximately 1,600 domestic corporate customers. The acquisition price of IIJ-Global was ¥9.2 billion, and to meet the funding for this acquisition, we borrowed an additional ¥9.0 billion in short-term borrowings from Japanese banks, which will end in August 2011. IIJ may need to raise funds, all or part, in the future, and to refinance, IIJ may choose to raise such funds from the issuance of equity shares of IIJ’s common stock or securities convertible into IIJ’s common stock. Because IIJ-Global is a newly established company, and because the business that it has succeeded is done by company split, there can be no assurance that the business operations will go as planned and IIJ-Global may not be able to achieve expected revenues and income. If IIJ-Global cannot achieve our expected levels of revenues or manage costs and expenses in a timely and adequate manner, or if IIJ-Global incurs unexpected expenses, it may adversely affect our financial condition and results of operations. Intangible assets estimated of around ¥6 billion will be recorded from this acquisition and if IIJ-Global cannot achieve its future expected revenue and profit, we may have an impairment loss on intangible assets which may adversely affect our financial condition and results of operations. Related to this acquisition, IIJ-Global entered into a Solutions Engagement Agreement with IBM Japan Ltd. (“IBM Japan”), IIJ-Global’s largest sales partner. This agreement, which contains indemnification, establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, for IIJ-Global to perform services, functions, responsibilities and others in a way that were being performed by AT&T Japan. In relation, IIJ also executed a guarantee letter with IBM Japan to guarantee such indemnification. In case we need to pay for any damages, it may adversely affect our financial condition and results of operations and in addition, IIJ-Global and the Company may damage their relationships between IBM Japan, which may indirectly adversely affect our financial condition and results of operations.

Trust Networks Inc. (“Trust Networks”), IIJ's consolidated subsidiary which was established in July 2007, operates automated teller machines (“ATMs”) and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. During the fiscal year ended March 31, 2009, Trust Networks completed its field test and as of August 2010, 140 ATMs are placed in places such as Japanese pinball shops. As of today, IIJ has invested a total of ¥1.8 billion in Trust Networks (74.2% share ownership). The ATM operation business, which is conducted by Trust Networks, is still in the course of its business start up and for the fiscal year ended March 31, 2010, it had ¥0.2 billion of revenues and ¥1.0 billion of operating loss. If Trust Networks is not able to introduce ATMs in accordance with its plan, or does not record ATMs’ withdrawing transactions as anticipated or incur unexpected additional costs, its business start up may take longer than planned and its losses would widen and it may not be able to achieve its future expected revenue and profit or it may become difficult to continue its business or it may become short on funds, which may adversely affect our financial conditions and results of operations. If Trust Networks becomes short on funds, there is no assurance that Trust Networks can secure funds necessary to continue its business operations. We may lose all or part of our investment related to Trust Networks if the value decreases as a result of its financial performance or if it goes bankrupt. If Trust Networks fails to secure lease arrangements for its ATMs, it would require additional cash to operate its business or IIJ may need to guarantee the lease for Trust Networks. If the placement of ATMs increases, our capital expenditures including capitalized leases may increase due to the leasing or purchasing of ATMs.

IIJ's substantial investment in Crosswave Communications Inc. (“Crosswave”), IIJ's former equity method investee, became worthless due to Crosswave’s commencement of corporate reorganization proceedings. In August 2003, Crosswave filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan, and as a result of IIJ's equity method net loss and an impairment loss taken in respect of IIJ's investment in Crosswave, our net loss for the fiscal year ended March 31, 2003 was ¥15.6 billion, the highest net loss that we have ever experienced. In February 2006, IIJ invested ¥0.8 billion in Internet Revolution Inc. (“i-revo”), a joint venture that IIJ established with Konami Corporation, and i-revo is IIJ's equity method investee. As of fiscal year ended March 31, 2010, we recorded accumulated net loss of ¥0.7 billion in i-revo.

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

As of March 31, 2010, the total balance of our intangible assets was approximately ¥5.5 billion, of which ¥2.8 billion was intangible assets not subject to amortization such as ¥1.7 billion related to IIJ-Technology Inc. (“IIJ-Tech”). Intangible assets subject to amortization as of March 31, 2010 related to IIJ-Tech and hi-ho were ¥2.4 billion and ¥0.1 billion, respectively. We also expect to record an estimated amount of around ¥6 billion intangible assets related to IIJ-Global. The amount of our intangible assets may increase if we conduct mergers, acquisitions or investments in affiliates in the future. We conduct an impairment test by each of our reporting unit and if the business operations for each of our reporting unit are adversely affected by factors such as significant adverse changes in their business climate and others, we may have an impairment loss as a result of an impairment test on intangible assets such as goodwill. The realization of any impairment losses on intangible assets may result in material adverse effects on our financial condition and results of operations.

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

Interruptions, errors or delays with respect to our network may be caused by human errors or natural factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, human error, computer viruses and other similar events. Much of our computer and networking equipment and the lines that make up our network backbones are concentrated in a few locations that are in earthquake-prone areas.  Any disruption, outages, or delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage and decreased consumer and corporate customer confidence in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.

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

We have limited operational, administrative and financial resources, which could be inadequate to sustain the growth we want to achieve. As the number of our customers and their Internet usage increases, as traffic patterns change, as the volume of information transferred increases, and as the needs for the new cloud computing service increases, we will need to increase expenditures for our network and other facilities, including data center facilities in the future, in order to adapt our services and to maintain and improve the quality of our services. If we are unable to manage our growth and expansion adequately, the quality of our services could deteriorate and our business may suffer. If data center facilities do not meet our expectations, the quality of our service could deteriorate and our business may suffer. We may also need to increase office rent expenditures along with our business expansion. If we are unable to prepare our network and other facilities in a timely manner to meet our customers’ demand or our business expansion, we may miss growth opportunities or may be obliged to bear higher costs to prepare our network and other facilities.

If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose customers.

Our markets are characterized by:

•	rapid technological change, including the shift to new technology-based networks such as IPv6 and cloud computing,

•	frequent new product and service introductions,

•	continually changing customer requirements, and

•	evolving industry standards.

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

Our future success depends on the continued service of our executive officers, particularly Mr. Koichi Suzuki, who is IIJ's president, chief executive officer and representative director, as well as the president and chief executive officer and representative director of IIJ's major subsidiaries. We rely in particular on his expertise in the operation of our businesses and on his relationships with our shareholders, the shareholders of the IIJ Group companies, our business partners and our employees. None of our executive officers, including Mr. Suzuki, is bound by an employment or noncompetition agreement.

The amounts and timing of recognition of deferred tax benefits or expenses related to tax operating loss carryforwards may adversely affect our financial results.

As of March 31, 2010, we had tax operating loss carryforwards related to consolidated corporate tax of ¥5.2 billion. The loss carryforwards are available to offset future taxable income and a large portion of consolidated tax operating loss carryforwards will expire in the period ending March 31, 2011 (see Note 10 to our consolidated financial statements). We recorded ¥0.8 billion of deferred tax expenses for the fiscal year ended March 31, 2010. As of March 31, 2010, we had deferred tax asset (current) of ¥1.6 billion and deferred tax asset (noncurrent) of ¥0.7 billion, respectively, which will result in deferred tax expense in the future. If there are changes in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years, a release or an increase of valuation allowance against deferred tax assets related to tax operating loss carryforwards and other temporary differences would result in the decrease or increase in deferred tax expense which may affect our financial condition and results of operations.

Fluctuations in the stock prices of companies or impairment losses on stocks of companies in which we have invested may significantly influence our financial condition.

We have invested in non-affiliated companies in order to further our business relationships with those companies. We have also invested in available-for-sale equity securities and in funds which invest mainly in unlisted stocks. We recorded net impairment losses of ¥0.3 billion on nonmarketable and available-for-sale equity securities in the fiscal year ended March 31, 2010. The carrying amount of available-for-sale securities was ¥0.9 billion, nonmarketable equity securities was ¥1.4 billion and funds was ¥0.3 billion as of March 31, 2010, respectively. We may acquire additional securities of non-affiliated companies. However, the carrying amount can be impaired significantly due to changes in the financial condition of non-affiliated companies, general economic conditions in Japan or fluctuations in the Japanese stock markets. Fluctuations in the value of securities in which we have invested may affect our financial results. In addition, should we choose to sell all or a portion of these shares, it is not certain that we will be able to do so on favorable terms.

NTT, IIJ's largest shareholder, could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of our other shareholders.

NTT and its affiliates owned 30.0% of IIJ's outstanding voting shares as of March 31, 2010. As IIJ's largest shareholder, NTT may be able to exercise substantial influence over us. As of September 17, 2010, IIJ had one outside director, Mr. Takashi Hiroi, from NTT among IIJ's 12 directors. While we intend to conduct our day-to-day operations independently of NTT and its group companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interests, which may not be in our interest or that of other shareholders.

We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.

We rely on telecommunications carriers such as NTT Communications and KDDI for a significant portion of our network backbone and Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph Telephone West Corporation (“NTT West”) and KDDI for local access lines for our customers. We procure significant portions of our network backbone and data center facilities pursuant to operating lease agreements with NTT Communications, our largest provider of network infrastructure. For the fiscal year ended March 31, 2010, 68.6% in costs for our domestic network backbone was for NTT Communications. For us to provide broadband mobile data communications as a Mobile Virtual Network Operator (“MVNO”), we depend on mobile network operators. We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.

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

In the event we need to raise capital, we may issue additional shares of IIJ's common stock or securities convertible into IIJ's common stock, which may cause shareholders to incur substantial dilution.

IIJ may raise additional funds in the future to raise additional working capital, repayment of bank borrowings, and for other financial needs. IIJ issued 12,500 new shares of IIJ's common stock along with IIJ's listing on the Mothers market of the Tokyo Stock Exchange in December 2005, after conducting a 1 to 5 split of our shares of common stock in October 2005. On May 11, 2007, IIJ issued 2,178 shares of common stock to make IIJ's two consolidated subsidiaries wholly-owned through share exchanges. If IIJ choose to raise such funds from the issuance of equity shares of IIJ's common stock or securities convertible into IIJ's common stock, existing shareholders may incur substantial dilution.

Item 4. Information on the Company.

A.	History and Development of the Company.

IIJ is incorporated in Japan as a joint stock corporation under the name Internet Initiative Japan Inc. IIJ was incorporated in December 1992 and operates under the laws of Japan.

IIJ began its operations in July 1993, making IIJ one of the first commercial providers in Japan to offer Internet connectivity services. In February 1994, IIJ acquired a Type II Telecommunications license, which enables IIJ to operate IIJ's own international backbone networks. The main services that IIJ and the Group offer are Internet connectivity services, outsourcing services, systems integration and equipment sales. The Group offers its services and solutions directly to its customers and also works closely together as a Group in providing total network solutions to its customers. IIJ introduced its new cloud computing service, “IIJ GIO”, in November 2009. In addition, the Group entered the ATM operation business through our consolidated subsidiary, Trust Networks, which we established in July 2007.

For descriptions and the history of the Group, see “Our Group Companies” in Item 4.B.

IIJ became a public company in August 1999 with IIJ's initial public offering of ADSs on the Nasdaq National Market. On December 2, 2005, IIJ listed on the Mothers market of the Tokyo Stock Exchange (“TSE”). In connection with the listing, IIJ issued 12,500 new shares of common stock for an amount of ¥6.0 billion. As IIJ conducted a 1 to 5 split of IIJ's shares of common stock on October 11, 2005, the total number of IIJ's issued shares of common stock increased to 204,300. On December 14, 2006, IIJ moved to the First Section of the TSE for IIJ's listing in Japan, without the issuance of new shares. On May 11, 2007, IIJ made IIJ-Tech and Net Care our 100% owned consolidated subsidiaries through share exchanges. In regard to this, IIJ issued 2,178 new shares of common stock and as a result, the total number of IIJ's issued shares of common stock increased to 206,478. On April 1, 2010, IIJ merged its 100% owned consolidated subsidiaries, IIJ-Tech and IIJ-FS.

On September 1, 2010, IIJ made IIJ-Global its 100% owned consolidated subsidiary by acquiring the stock of IIJ-Global from AT&T Japan. IIJ-Global succeeded mainly the domestic network outsourcing service business such as the WAN services, which are mainly provided to approximately 1,600 domestic corporate customers. The acquisition price of IIJ-Global was ¥9.2 billion and was purchased using mainly short-term bank borrowings. We expect this acquisition to strengthen the ability of IIJ and its group companies to provide WAN services and enhance cross selling of our services to IIJ-Global.

IIJ's head office is located at Jinbo-cho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan, and IIJ's telephone number at that location is (813) 5259-6500. IIJ's agent in the United States is IIJ America Inc. (“IIJ-A”), located at 55 East 59th Street, Suite 18C New York, NY 10022 and the telephone number at that location is (212) 440-8080. IIJ has a web site that you may access at http://www.iij.ad.jp/en/. Information contained on IIJ's web site does not constitute part of this annual report on Form 20-F.

For a discussion of capital expenditures and divestitures currently in progress and those for the past three years, see “Capital Expenditures” in Item 4.B.

B.	Business Overview.

The Group offers a comprehensive range of Internet connectivity services, outsourcing services, systems integration and equipment sales to our customers mainly in Japan. We believe our services provide efficient and reliable solutions to our customers on one of the most advanced and reliable Internet networks available in Japan. Our services are based upon high-quality networking technology tailored to meet specific needs and demands of our customers.

We offer, together with other companies or independently, a variety of services to our customers, mainly corporate and governmental organizations, as total network solutions through a single source. Our primary services are our connectivity services, outsourcing services, systems integration and equipment sales. Our connectivity services includes full-spec IP service with bandwidth ranging from 64 kbps up to over 1 Gbps, low-cost broadband services such as optical and/or ADSL lines which are mainly used to connect branch offices, and mobile access services. Our outsourcing services include security-related outsourcing services that protect our customer network systems from unauthorized access and secure remote connections to internal networks, network-related outsourcing services such as router rental and Virtual Private Network (“VPN”), server-related outsourcing services such as web server hosting and e-mail security service, data center-related outsourcing services and cloud computing service, “IIJ GIO”. Our systems integration includes systems construction and systems operation and maintenance. Systems construction are tailored to meet each of our customers’ requirements, which include consulting, project planning, systems design and development of network systems, and sales of equipment and software purchased from third parties. Systems operation and maintenance revenues include system related maintenance, monitoring and other operating services. We aim to be the leading supplier of total network solutions in Japan.

In addition, we entered the ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of August 2010, Trust Networks has placed 140 ATMs.

Starting from the fiscal year ended March 31, 2009 onwards, we have disclosed revenues and costs for the ATM operation business because the amount of losses related to their business has become materially large.

Currently, we have two business segments: Network services and systems integration business and ATM operation business. Network services and systems integration business is comprised of: connectivity and outsourcing services, systems integration and equipment sales.

The table below provides a breakdown of the total revenues and percentage by services among our services over the past three fiscal years. Most of our revenues are generated in Japan and are denominated in Japanese yen.

	For the fiscal year ended March 31, (millions of yen except for percentage data)
	2008		2009		2010
Connectivity services	¥17,579	26.3%	¥19,680	28.2%	¥20,701	30.5%
Outsourcing services	13,724	20.5%	15,396	22.1%	16,271	23.9%
Systems construction	18,021	27.0%	14,658	21.0%	11,354	16.7%
Systems operation and maintenance	15,993	23.9%	18,989	27.3%	18,717	27.5%
Equipment sales	1,514	2.3%	985	1.4%	756	1.1%
ATM operation business	4	0.0%	23	0.0%	207	0.3%
Total revenues:	¥66,835	100.0%	¥69,731	100.0%	¥68,006	100.0%

Connectivity Services

We offer two categories of Internet connectivity services: connectivity services for corporate use and connectivity services for home use. Connectivity services for corporate use are based mainly on dedicated local-line connections provided by telecommunications carriers between our backbone and customers. Connectivity services for home use mainly require customers to connect to our points of presence (“POPs”) through the publicly-switched telephone network or variety of broadband access services, such as ADSL and optical lines. The last-one mile access such as dedicated access, ADSL, fiber optic, Ethernet, mobile and others are provided by large telecommunications carriers such as NTT East and West, NTT DoCoMo, Inc. (“NTT Docomo”) and others.

Starting from fiscal year ended March 31, 2008, we have launched a broadband mobile data communication service as MVNO. Such new service provides inexpensive high-speed, high-capacity last-one mile access, and we will continue to introduce new variations to our Internet connectivity service to accommodate such developments.

The following table shows the number of our connectivity service contracts as of the dates indicated:

	As of March 31,
	2006	2007	2008	2009	2010
Connectivity services (corporate use):
IP Service (-99 Mbps)	739	751	855	938	926
IP Service (100 Mbps – 999 Mbps)	117	161	201	225	254
IP Service (1 Gbps –)	40	63	70	94	125
IIJ Data Center Connectivity Service	247	282	288	298	315
IIJ FiberAccess/F and IIJ DSL/F (Broadband Services)	13,297	16,418	23,539	26,023	28,663
IIJ Mobile Service (1)	-	-	1,018	19,698	32,315
Others	1,760	1,618	1,984	1,526	1,400
Total connectivity service (corporate use) contracts	16,200	19,293	27,955	48,802	63,998
Connectivity services (home use) :
Under IIJ Brand	60,525	55,907	51,051	46,901	46,900
hi-ho	-	-	189,700	179,786	168,223
OEM (2)	568,307	476,483	232,515	216,725	185,544
Total connectivity service (home use) contracts	628,832	532,390	473,266	443,412	400,667
_____________________
(1)	IIJ Mobile Service is the number of total contracts of mobile data communication services for corporate use.
(2)	OEM services provided to other service providers.

Connectivity Services for Corporate Use

Our lineup of connectivity services for corporate use includes: IP Service, IIJ Data Center Connectivity Service, IIJ FiberAccess/F and IIJ DSL/F (Broadband Services), dial-up services and IIJ Mobile service.

•
IP Service and IIJ Data Center Connectivity Service. Our IP Service and Data Center Connectivity Service is a full-scale, high-speed access service that connects the customer’s network to our backbone with dedicated access lines. The services are used mainly for corporate headquarters or data centers, where reliable network service is indispensable. The customer chooses the level of service it needs based upon its bandwidth requirements. As of September 17, 2010, we offer service at speeds ranging from 64 kbps to 10 Gbps.

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

For our IP Service, we offer Service Level Agreements (“SLA”) to our customers to better define the quality of services our customers receive. We were the first ISP in Japan to introduce this type of agreement. We are able to offer these SLA due to our high quality and reliable network. Our SLA provides customers with credit against the amount invoiced for the services if our service quality fails to meet the prescribed standards. Subscribers to our IP Service receive technical support 24 hours a day and seven days a week. We guarantee the performance of the following elements under our SLA:

▪ 100% availability of our network,

▪ the maximum average latency, or time necessary to transmit a signal, between designated POPs, and

▪ prompt notification of outage or disruption.

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

•
IIJ Mobile Service. This service, launched in January 2008, provides wireless broadband Internet connectivity exclusively for corporate customers as a MVNO. We use the wireless networks of NTT DoCoMo and EMOBILE Ltd. for mobile access network.

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

•
Other Internet connectivity services. We offer, other than the services mentioned above, IIJ ISDN/F and IIJ Line Management/F service, which the former provides dedicated Internet access for ISDN lines and the latter the procurement of “FLET'S” services on behalf of customers.

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

Outsourcing Services

Our customers are increasingly seeking additional network-related services, in addition to Internet connectivity. We provide our customers with a broad range of outsourcing services such as security-related, network-related, server-related and data center-related outsourcing services. Additionally, from November 2009, we have launched our cloud computing service, “IIJ GIO”.

We believe that business customers will increasingly rely on outsourcing services for costs reduction, improve productivity and to rely on the outside expertise for a reliable network-related operation. Therefore, we will continue our efforts on improving our services with new features and enhancing the line-ups by creating new services with our Internet expertise on a timely manner.

Our outsourcing services include:

•
Security-related outsourcing services. We offer services that protect customers' internal network systems from unauthorized access and secure remote connections to the internal networks such as, IIJ DDoS Solution Service, IIJ Security Scan Service, IIJ Managed IPS Service, IIJ Managed Firewall Service and IIJ Secure Remote Access. We were the first ISP in Japan to provide firewall services, which we introduced in 1994.

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

•
Server-related outsourcing services. We offer services such as web hosting, e-mail hosting, document storage and streaming services. Currently, the main service line-ups are, IIJ Secure MX Service, IIJ Secure Web Gateway Service, IIJ Document Exchange Service, IIJ Download Site Service, IIJ URL Filtering Service, IIJ DNS Service and Streaming Service.

•
Data center-related services. We offer, IIJ data center facility services and management and monitoring services. Our Internet data center facility services are co-location services which allow companies to house their servers and routers off-site on our premises. Our Internet data center facilities are leased from third parties such as NTT Communications and are equipped with robust security systems, 24-hours-a-day non-stop power supplies and fire extinguishing systems, and have earthquake-resistant construction and high-speed Internet connectivity with IIJ backbones. We also offer basic monitoring and maintenance services for the equipment. This service enhances reliability because we provide 24-hours-a-day monitoring and have specialized maintenance personnel and facilities. We offer management and monitoring services tailored to our customers’ requirements.

•
Cloud computing services. We provide our customers with a broad range of cloud computing services such as component service and platform service that are connected directly through IIJ's high-volume backbone network and application service. For component service, we provide servers and necessary features to construct a cost efficient and asset less network system over the Internet. Platform services include “IIJ GIO Hosting Package Service” and “IIJ GIO Storage”. Application services include “IIJ Invito Mobile”, “IIJ GIO Cyboze Galoon SaaS”, “IIJ GIO remote office” and “IIJ GIO CRM Service”.

•	Other services. Other than the above, we offer WAN service, customer support and help desk solutions, IP Phone service and other services.

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

•	construction of large scale e-mail servers or systems to detect or delete e-mails with viruses or spam or record all e-mails incoming to and outgoing from customers,

•	online brokerage systems for securities firms,

•	construction of websites for online businesses, re-construction of overall corporate network systems suited to increased traffic data,

•	construction of voice over IP systems to transmit voice among customer branch offices over the Internet,

•	construction of wireless local area networks (“LAN”), and

•	consultation on corporate network security.

In the planning phase of a systems construction project, we form special project management teams for the project. We analyze and design the customer’s network and systems with three engineering focuses: reliability, flexibility and extendibility.

In the construction phase, we procure equipment such as servers and manage application development and software programming tasks which are, depending on the size of the project, outsourced to third parties. Systems constructions are generally provided together with our connectivity and outsourcing services.

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

SEIL Series. Our high-end in-house developed router, the “SEIL Series” was first released in October 2001. As of September 17, 2010, there are SEIL/B1 and SEIL/X. With the SMF feature, which provides auto-configuration features, it enables customers to create a VPN network by simply connecting the network into SEIL WAN interface.

ATM Operation Business

The ATM operation business is conducted by our consolidated subsidiary, Trust Networks which operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of August 2010, 140 ATMs were placed in places such as Japanese pinball shops.

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

Backbone
Leased lines

Our network is anchored by our extensive Internet backbone that extends throughout Japan and to the United States. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity. As of August 2010, the total capacity between Japan and the United States was 76.8Gbps.

The physical lines that comprise our backbone are an assembly of numerous physical lines that are procured from various carriers. The lines which we lease are high-capacity, high-speed digital transmission lines. The topology of the backbone network, in principal, is a mesh topology with redundancy, therefore the connection is secured and IIJ’s service will not be interrupted even if either one of the numerous physical lines fails.

The table below lists the total number of contracts comprising IIJ’s backbone network as of March 2010. Each contract represents one physical line. The largest contract accounts for only approximately 5% of the total contracted amount.

Total Number of Contracts Comprising IIJ's Backbone Network

As of March 31, 2010
Number of Contracts comprising the IIJ’s backbone network
NTT	82
KDDI	32
Others	20
Total	134

Carriers such as NTT, KDDI and Softbank are regulated under Article 6 of the Telecommunications Business Law of Japan, pursuant to which any telecommunications carrier shall not discriminate unfairly in providing telecommunications services. Further, such telecommunications carriers are regulated to provide their services under agreements whose terms and conditions, including prices, are submitted to and approved by the MIC.

If IIJ is unable to renew any of its contracts with either the companies listed above, IIJ can continue with its business by procuring additional physical line services from other telecommunications carriers that offers the best terms or charges in the ordinary course of business. There are over 10 additional telecommunications carriers that we can procure physical lines from. A majority of the contracts that comprise IIJ’s backbone network are a one-year renewable contracts and IIJ can renew or upgrade its existing contracts or replace them with other telecommunications carrier services if they can be replaced with better terms in the ordinary course of business.

Accordingly, IIJ is not substantially dependent on a particular contract with either NTT or KDDI nor is the amount of a particular contract substantially large. Further, IIJ is neither substantially dependent on certain arrangement or relationship with a particular carrier or carriers because IIJ has the ability to replace its existing contracts with others under fair terms.

The table below shows our backbone cost.
Backbone Cost

	For the fiscal year ended March 31,
	2006	2007	2008	2009	2010
Backbone cost (thousand yen)	¥3,516,322	¥3,515,934	¥3,469,717	¥3,692,286	¥3,698,901

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

Points of Presence.

POPs are the main points at which our customers connect to our backbone. We provide Internet connectivity from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of September 17, 2010, we operate nine primary POPs for dedicated access and one universal POP for nationwide dial-up access in Japan. The universal POP can be accessed from anywhere in Japan with the minimum local telephone charge.

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

Internet Data Centers.

As of September 17, 2010, we operate 14 Internet data centers in Japan which we use to offer our outsourcing data center services, five in Tokyo, two in Yokohama, and one each in Saitama, Osaka, Sapporo, Sendai, Nagoya, Kyoto and Fukuoka. These data centers are specifically designed for application hosting, co-location services and high capacity access to our networks. These data centers are mainly leased from NTT Communications, ITOCHU Techno-Solutions Corporation, and KDDI.

These data centers have 24-hours-a-day, seven-days-a-week operations and security and are equipped with uninterruptible power supplies and backup generators, anti-seismic damage precautions, fire suppression equipment and other features to optimize our ability to offer high-quality services through these data centers.

Additionally, on May 14, 2010, we announced the construction of a module type eco data center. This data center is specifically designed for the use of our cloud computing service “IIJ GIO”. The construction of this data center began in August 2010 and is scheduled to be in full operation in April 2011. This module type eco data center uses outside-air-cooling, the first in Japan, and can be expanded along with the rise in demands of IIJ GIO as the construction time are short. The construction cost for the first five modules is expected to be approximately ¥1.1 billion.

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

Our Group Companies

We offer our services directly and with our group companies. As of September 17, 2010, we had eight consolidated subsidiaries and four equity method investees, which all, except for IIJ-A and i-Heart Inc. (“i-Heart”), are incorporated under the laws of Japan. IIJ-A is incorporated under the laws of the state of California and the United States of America, and i-Heart is incorporated under the laws of Republic of Korea. The financial results of our consolidated subsidiaries shown in this section are prepared under generally accepted accounting principles in Japan, except for IIJ-A. Our group companies work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and market our services and products together as a group. However, our group companies specialize in different aspects of the Internet and networking. Our customers’ main point of contact is IIJ itself. We then draw upon the resources and special capabilities of the group companies to offer total Internet solutions.

The ATM operation business is conducted by Trust Networks.

The table below sets out our group companies, including our subsidiaries and equity method investees and our direct ownership of each of them as of September 17, 2010:

Company Name	Jurisdiction of Incorporation	Proportion of ownership and voting interest
Consolidated Subsidiaries:
Net Care, Inc.	Japan	100.0%
Net Chart Japan Inc.	Japan	100.0%
hi-ho Inc.	Japan	100.0%
IIJ Innovation Institute Inc.	Japan	100.0%
IIJ Global Solutions Inc.	Japan	100.0%
Trust Networks Inc.	Japan	74.2%
GDX Japan Inc.	Japan	62.3%
IIJ America Inc.	U.S.A.	100.0%
Equity method investees:
Taihei Computer Co., Ltd.	Japan	45.0%
Internet Multifeed Co.	Japan	32.0%
Internet Revolution Inc.	Japan	30.0%
i-Heart Inc.	Republic of Korea	28.6%

On September 30, 2009, On-Demand Solutions Incorporated was dissolved. On April 1, 2010, IIJ-Tech and IIJ-FS were merged into IIJ.

On September 1, 2010, IIJ acquired IIJ-Global, a subsidiary of AT&T Japan through stock acquisition and make it our 100% owned consolidated subsidiary. The acquisition price was ¥9.2 billion. IIJ-Global is incorporated under the laws of Japan.

Net Care, Inc.

Net Care provides a broad array of support services, from monitoring and troubleshooting to network operations, Data Center operations and an end-user help desk.

In May 2007, IIJ made Net Care a wholly-owned subsidiary through a share exchange. Before the share exchange, IIJ's ownership in Net Care increased to 92.5% as of April 2007 through the purchase of Net Care shares from Net Care’s minority shareholders.

Net Care had revenues of ¥4.1 billion and operating income of ¥0.2 billion for the fiscal year ended March 31, 2010. As of March 2010, Net Care had 319 employees, nine of whom were seconded from IIJ.

Net Chart Japan Inc.

Net Chart Japan Inc. (“NCJ”) was established in August 2006 as a company wholly-owned by IIJ. NCJ commenced its business operations after it succeeded the business operations of Net Chart Japan Corporation in October 2006. NCJ provides network construction services that are mainly related to Local Area Networks, such as installation and configuration of equipment, wiring following network installation, and installation and operation support for applications.

NCJ had revenues of ¥1.4 billion and operating income of ¥27 million for the fiscal year ended March 31, 2010. As of March 31, 2010, NCJ had 44 employees.

hi-ho Inc.

hi-ho is a company wholly-owned by IIJ. In June 2007, IIJ acquired 100% of the equity of hi-ho from Panasonic Network Services Inc. (“PNS”) to take over PNS’s Internet service business for personal users and its solution business for corporate customers. A portion of the solution business for corporate customers was transferred to IIJ-Tech in April 2008. IIJ had additionally invested ¥0.3 billion as of March 2009.

hi-ho had revenues of ¥5.4 billion and operating income of ¥0.2 billion for the fiscal year ended March 31, 2010. As of March 31, 2010, hi-ho had 25 employees, 10 of whom were seconded from IIJ.

IIJ Innovation Institute Inc.

In June 2008, IIJ invested ¥100 million in and established IIJ Innovation Institute Inc. (“IIJ-II”) as our wholly-owned consolidated subsidiary, which engages in research and development of Internet-related basic technology development and its business incubation. Additional ¥50 million was invested as of March 2009. On July 1, 2009, IIJ Research Laboratory, one of the research department of IIJ, was transferred into IIJ-II to strengthen the Group research and development by reclassifying the Group research and development organization.

IIJ-Global Solutions Inc.

On September 1, 2010, IIJ acquired 100% of the equity of IIJ-Global from AT&T Japan at the amount of ¥9.2 billion. IIJ-Global is incorporated under the laws of Japan. IIJ-Global provides mainly the domestic network outsourcing service business such as the WAN services which are mainly provided to approximately 1,600 domestic corporate customers.

As of September 17, 2010, IIJ-Global has 268 employees, eight of whom were second from us.

Trust Networks Inc.

Trust Networks was established in July 2007 and IIJ has invested a total of ¥1.8 billion in Trust Networks as of September 17, 2010 (74.2% ownership).

Trust Networks operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. During the fiscal year ended March 31, 2009, Trust Networks completed its field test of ATMs operations and as of August 2010, 140 ATMs are placed.

Trust Networks recorded revenue of ¥207 million and operating loss of ¥1,024 million for the fiscal year ended March 31, 2010. As of March 31, 2010, Trust Networks had 10 employees, six of whom were seconded from us.

GDX Japan Inc.

In April 2007, IIJ and GDX Network, Inc., a company incorporated in the United States, established a joint venture company, GDX, to provide a message exchange network service in Japan. As of September 17, 2010, IIJ has invested a total of ¥450 million in GDX (62.3% ownership).

GDX recorded revenue of ¥42 million and operating loss of ¥114 million for the fiscal year ended March 31, 2010.

IIJ America Inc.

IIJ-A is a U.S.-based ISP, catering mostly to U.S.-based operations of Japanese companies.

Reflecting the fact that IIJ-Tech, IIJ-A’s minority shareholder with 8.7% ownership, became wholly-owned by us on May 11, 2007, IIJ-A became our wholly-owned consolidated subsidiary.

IIJ-A had revenues of $13 million and operating income of $0.1 million for the fiscal year ended December 31, 2009. As of March 31, 2010, IIJ-A had 21 employees, five of whom were seconded from IIJ.

Taihei Computer Co., Ltd.

In July 2007, IIJ invested ¥235 million in Taihei Computer Co., Ltd., (“TCC”), one of the subsidiaries of Hirata Corporation, which manages customer loyalty reward program systems. As a result of this investment, TCC became our equity method investee with a 45.0% ownership.

Internet Multifeed Co.

Internet Multifeed Co. (“Multifeed”) provides the location and facilities for directly connecting high-speed Internet backbones with content servers to make distribution on the Internet more efficient. Its technology was developed jointly with the NTT Group. Multifeed operates an IX (Internet eXchange — where major ISPs exchange network traffic) named JPNAP. We account Multifeed as an equity method investee with a 32.0% ownership. IIJ's ownership in Multifeed increased from 31.0% to 32.0% as of September 2009 through the purchase of Multifeed shares from Multifeed minority shareholders.

Internet Revolution Inc.

In February 2006, IIJ and Konami Corporation established a joint venture company, i-revo, to operate comprehensive sites. IIJ invested ¥750 million in i-revo. We account i-revo as an equity method investee with a 30.0% ownership.

i-Heart Inc.

In May 2000, we entered into the i-Heart joint venture with South Korean companies with a total investment by us of ¥89 million. i-Heart is our equity method investee with a 28.6% ownership.

Capital Expenditures

The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three years.

	For the fiscal year ended March 31,
	2008	2009	2010
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥6,078	¥7,006	¥5,584

_____________________
(1) Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures”.

Most of our capital expenditures relate to the expansion and improvement of our existing network, including the installation of the routers and servers necessary to offer services on our network, software and back-office systems.

We believe that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2011 related to our network services and systems integration business will be higher than the amount for the fiscal year ended March 31, 2010. There will be capital expenditures for network equipment and software which are related to the usual expansion and improvement of our existing network which we estimate to be not larger than the amount for the previous fiscal year. In addition, there will be capital expenditures for the construction of the module type eco data center of approximately ¥1.1 billion. Capital expenditures related to our ATM operation business for the fiscal year ending March 31, 2011 is also expected to increase compared to the previous fiscal year, if the ATM operations’ business starts up in accordance with its business plan. Capital expenditure related to ATM operation business will increase in accordance with the number of ATMs placed. In total, we expect that our capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2011 to increase from the amount from the previous fiscal year.

We recorded losses on disposal of property and equipment of ¥72 million, ¥443 million and ¥639 million for the fiscal years ended March 31, 2008, 2009 and 2010, respectively. The losses for the fiscal year ended March 31, 2008 was mainly due to disposal of software such as for back-office systems, and network equipment related to the closing of a network operation center. The losses for the fiscal year ended March 31, 2009 and 2010 increased as there was disposal of network equipment and software such as for back office systems.

Seasonality

See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues, including related equipment sales revenues”.

Sales and Marketing

Our sales headquarter is in Tokyo. In addition, we have ten branch or sales offices in Osaka, Nagoya, Fukuoka, Sapporo, Sendai, Toyama, Hiroshima, Yokohama, Toyota and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2010, we had 297 people working in sales and marketing.

In April 2010, IIJ-Tech and IIJ-FS were merged into IIJ to strengthen its business in the upcoming cloud computing market and the sales and marketing organization were reorganized. As of April 2010, IIJ organized its sales personnel into Business Unit and Marketing Division.

The Business Unit is divided into seven divisions:

•	Enterprise business division 1, 2 and 3 focus on its total network solutions and work with large corporate clients, including manufacturers, retail companies and telecommunication carriers.

•	Financial Systems Business Division focuses on its total network solutions and work with financial institutions.

•	Government, Public & Educational Organization Business Unit focuses on total network solutions and works with governmental institutions, and universities and other schools.

•	Regional Division focuses on developing and strengthening partnerships with customers in areas other than the Kanto-area. Sales personnel in the branch or sales offices are here in this division.

•	Business unit management division focuses on management and controlling the above six division. It is responsible for the planning and management on the sales figures, processes and other information.

The Marketing Division is divided into four departments:

•
Product Marketing Department, Market Development Department, GIO Marketing Department and Planning Department. It mainly sets the tariff pricing for each of IIJ’s services, makes and conducts promotion plans on its products and services as well as strengthening partnerships with sales agents such as systems integrators to expand our marketing reach.

Customers

We had approximately 6,500 business and other institutional customers and approximately 400,000 individuals, which includes individuals subscribing to OEM services, as of March 31, 2010. Our main customers continue to be major corporations, including ISPs.

On September 1, 2010, IIJ made IIJ-Global IIJ’s 100% owned consolidated subsidiary. IIJ-Global has approximately 1,600 business and other institutional customers and around 300 customers are overlapped with our customers.

Research and Development

Research and Development Organization

Our research and development are conducted by IIJ-II and other departments of IIJ.

IIJ Innovation Institute. IIJ established IIJ-II in June 2008 as a wholly-owned subsidiary, which engages in research and development of Internet-related basic technology development and its business incubation. In July 2009, IIJ Research Laboratory, which was established as a research organization of IIJ in April 1998 to engage in new basic network technologies, was transferred into IIJ-II to reorganize and strengthen the Group's research and development capabilities. IIJ-II is currently participating in various research and development activities in cooperation with organizations from the private and academic sectors to promote the deployment and implementation of IPv6. It is also engaged in the research and development activities related to e-mail technologies and network traffic analysis.

Other Departments of IIJ. Other departments, such as the Service Business Department, Network Service Department and SEIL Business Unit play an important role in the research and development of technologies to be applied to our services and solutions, collect information, evaluate new technology and conduct business expansion.

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

Our second research and development objective is to continue participating in or otherwise closely monitor new products, developments and initiatives of manufacturers and standards-setting and research groups. We have also engaged in the research and development of new Internet-related basic technology since 1998. In addition, IIJ-II engages in business incubation. Through these efforts, we seek to ensure that we have timely and effective access to new technologies, and that we implement these technologies effectively.

In furtherance of these objectives, our research and development efforts currently are focused on a variety of projects, including:

•	continued improvement of our SEIL router and SMF, systems which we developed specifically to be integrated into IIJ’s network-related services,

•	research and development of the latest e-mail implementation technologies and spam countermeasures,

•	research and development of IPv6-based mobile communications technology,

•	research relating to the methodology of configuration of routers and other servers,

•	research relating to the technology for next generation IP networks,

•	research relating to the behavior of Internet routing systems,

•	research of the Internet traffic monitoring and management,

•	research and development of the Distributed and Parallel Processing Platform for very large data sets,

•	research and development of the basic technologies for cloud computing,

•	research and development of the outside-air-cooled container unit data center,

•	research and analysis of the characteristics of the captured malware and spam mails, and,

•	development relating to proprietary video distribution server software specifically designed for digital television.

Our research and development expenses averaged less than 1.0% of total revenues for the past three consecutive years. For the fiscal years ended March 31, 2008, 2009 and 2010, our research and development expenses were ¥240 million, ¥415 million and ¥313 million, respectively, most of which was personnel expense. The level of research and development expenditures is low in relation to our total costs primarily because we do not engages in extensive research and development of new technologies and products that require large investments. Rather, as noted above, we are intensively engaged in research and development related to our ongoing business. We focus on monitoring developments in the industry and in developing new and innovative services and applications by utilizing and enhancing existing technologies and products.

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

Licenses

For us to provide certain services to our customers, we have, as a licensee, entered into license agreements with other suppliers, such as Check Point Software Technologies Ltd., Trend Micro Incorporated, RSA Security Inc., NRI Secure Technologies, Ltd., McAfee, Inc. and Adobe Systems Software Ireland Limited.

We have purchased licenses from the companies in accordance with customer demands for our services.

Trademarks

We have applied for trademark registrations of our corporate name, “Internet Initiative Japan Inc.” and certain other corporate and product names in Japan, the United States and certain European countries. As of August 2010, 56 registrations had been granted, with three pending application.

Patents

We have applied for patent registrations in relation to our technology in Japan and the United States. As of August 2010, eight registrations had been granted, with seven pending applications. The latest acquired patent is for a system to enable a function for implementing providing of a service desired by an end user to be automatically generated in a network connecting appliance, in addition to the function of centralized network management system, SMF.

Legal Proceedings

We are involved in normal claims and other legal proceedings in the ordinary course of business. Except as noted below, we are not involved in any litigation or other legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on us or our operations.

In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming the Company, certain of its officers and directors as defendants, and underwriters of the Company’s initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinated proceeding in the　Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of the Company’s initial public offering violated the securities laws (i) by failing to disclose in the offering's registration statement certain alleged compensation arrangements entered into with the underwriters' clients, such as undisclosed commissions or tie in agreements to purchase stock in the after market, and (ii) by engaging in manipulative practices to artificially inflate the price of the Company's stock in the after market subsequent to the initial public offering. On July 15, 2002, the Company joined in an 'omnibus' motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. On February 19, 2003, the Court granted the Company’s motion to dismiss the claims against it under Rule 10b-5 promulgated under the Exchange Act due to the insufficiency of the allegations against the Company.  The motions to dismiss the claims under Section 11 of the Securities Act were denied for virtually all of the defendants in the consolidated cases, including the Company. In June 2003, the Company conditionally approved a proposed partial settlement with the plaintiffs in this matter. In June 2004, a stipulation of partial settlement was submitted to the court for preliminary approval. While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The District Court directed that the litigation proceed with a number of “focus cases” rather than all of the 310 cases that had been consolidated. The Company’s case is not one of these focus cases.

On October 13, 2004, the District Court certified the focus cases as class actions in the ongoing litigation. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the District Court’s class certification decision. On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the Company, informed the District Court that the settlement could not be approved, because the defined settlement class, like the litigation class, could not be certified. On June 25, 2007, the District Court entered an order terminating the proposed settlement. On August 14, 2007, the plaintiffs filed their second consolidated amended complaints against the six focus cases and on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the District Court denied the motions to dismiss except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. The motion for class certification was withdrawn without prejudice on October 10, 2008. On April 2, 2009, a stipulation and agreement of settlement among the plaintiffs, issuer defendants and underwriter defendants was submitted to the District Court for preliminary approval. The District Court granted the plaintiffs’ motion for preliminary approval, and preliminarily certified the settlement, classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the District Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close the cases. Notice of appeal of the opinion granting final approval has been filed. There can be no assurance that this proposed settlement will be approved and implemented in its current form, or at all. Due to the inherent uncertainties of litigation and because the settlement remains subject to appeal, the ultimate outcome of the matter is uncertain.

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
_____________________
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

_____________________
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

Telecommunications Facilities of Carriers

•
A telecommunications carrier that installs telecommunications circuit facilities must maintain its telecommunications facilities (except telecommunications facilities stipulated in the ministerial ordinance of the MIC as those having a minor influence on the users' benefit in the cases of damage or failure thereof) in conformity with the technical standards provided in the  ministerial ordinance of the MIC. Such telecommunications carriers shall confirm that its telecommunications facilities are in compliance with the technical standards specified in the ministerial ordinance of the MIC.

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

D.      Property, Plants and Equipment.

Property and equipment recorded on our consolidated balance sheet as of March 31, 2009 and March 31, 2010 consisted of the following:

	As of March 31
	2009	2010	2010
	(millions of yen)		(thousand of U.S. dollars)
Data Communications equipment	¥1,010	¥1,310	$14,023
Office and other equipment	1,190	1,496	16,017
Leasehold improvements	1,011	1,060	11,348
Purchased software	9,459	11,208	120,006
Assets under capital leases, primarily data communications equipment	16,947	15,549	166,480
Total	29,617	30,623	327,874
Less accumulated depreciation and amortization	(16,444)	(17,653)	(189,007)
Property and equipment- net	¥13,173	¥12,970	$138,867

Our fixed assets consist mainly of (i) data communications equipment necessary to offer services on our network, such as routers and servers and which are mainly acquired under capital leases and (ii) software, such as those for back-office systems and others. Most of our property and equipment are located in Japan. While we lease some floor space in office buildings in Japan and the United States under operating leases, we do not own any land, buildings or facilities such as factories. The above-mentioned property and equipment consist of many relatively small assets and therefore, we believe that we did not have material fixed assets as of March 31, 2010. Other than the above assets recorded on our consolidated balance sheet, we use operating lease assets such as backbone lines, office premises and network operation centers. There are no known environmental issues that may affect our utilization of our property and equipment.

Please also see “ — Network” above and Note 6 “Property and Equipment” and Note 8 “Leases” to our consolidated financial statements included in this annual report on Form-20F.

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

Overview

The Group is a provider of a comprehensive range of Internet connectivity services and network solution services in Japan. IIJ was founded in December 1992 and began offering Internet connectivity services commercially in July 1993. IIJ was one of the first commercial ISPs in Japan and have expanded the Group business to outsourcing services and systems integration along with the expansion of usage of the Internet by customers.

Our primary sources of revenue are connectivity services, outsourcing services, systems integration and equipment sales. Connectivity services consist of connectivity services for corporate use and connectivity services for home use. For outsourcing services, we provide services such as network security services, mail and web server hosting services, managed router services, Internet data center services and cloud computing services. For systems integration, we provide systems construction such as consulting, project planning, systems design and development of network systems to meet each of our customers’ requirements and systems operation and maintenance. For equipment sales, we provide equipment as part of our provision of total network.

In connection with the IT service market surrounding our Group, systems integration in particular, has suffered due to the drop in Japanese IT investments. Compared to the previous fiscal year, while connectivity and outsourcing service revenue slightly increased, systems integration revenues heavily decreased resulting in the slight decrease in total revenues for the fiscal year ended March 31, 2010. Because the Japanese economic situation affects our revenue, our future revenue growth, particularly systems integration revenue, may increase or decrease depending on the Japanese economy. In connection with our outsourcing services, we believe the trend to outsource customer network system is expected to increase. To seize such opportunity to further enhance our business in the future, we target to focus on maximizing our superiority in internet related technology to develop advanced, highly value added and reliable total network solutions for corporate users and governmental organizations in Japan.

On September 1, 2010 IIJ made IIJ-Global its 100% owned consolidated subsidiary by acquiring the stock of IIJ-Global from AT&T Japan. IIJ-Global succeeded mainly the domestic network outsourcing service business such as the WAN services, which are mainly provided to approximately 1,600 domestic corporate customers. The acquisition price was ¥9.2 billion and was purchased using mainly short-term bank borrowings.

We entered into the ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and its network systems to provide ATM service and receives a commission for each bank withdrawal transaction when a customer uses their ATMs. As of August 2010, 140 ATMs are placed in places such as Japanese pinball shops.

Currently, we have two business segments: Network services and systems integration business and ATM operation business. Network services and systems integration business is comprised of: Connectivity and outsourcing services, Systems integration and Equipment sales.

For the fiscal year ended March 31, 2010, net revenues of network services and systems integration business and ATM operation business before elimination of intersegment revenues were ¥67.8 billion and ¥0.2 billion, respectively. Our consolidated net revenue for the fiscal year ended March 31, 2010 was ¥68.0 billion.

Substantially all of our revenues are from customers in Japan, and we are the main point of contact for customers for the various services we provide.

We refer to our subsidiaries and certain affiliates as our group companies, and we have invested heavily in and exercise significant influence over these companies. For the fiscal year ended March 31, 2010, we consolidated the results of operations of nine subsidiaries included among our group companies — IIJ-Tech, IIJ-A, Net Care, IIJ-FS, NCJ, hi-ho, Trust Networks, GDX and IIJ-II. We account for our investments in the affiliated companies by the equity method. For descriptions and the history of our group companies, see “Our Group Companies” in Item 4.B.

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
	Fiscal year ended March 31,
	2008		2009		2010
	(millions of yen except for percentage data)				(thousands of U.S. dollars (1))

REVENUES:
Connectivity and outsourcing services:
Connectivity services (corporate use)	¥12,149	18.2%	¥13,142	18.8%	¥13,847	20.4%	$148,256
Connectivity services (home use)	5,430	8.1	6,538	9.4	6,854	10.1	73,386
Outsourcing services	13,724	20.5	15,396	22.1	16,271	23.9	174,210
Total	31,303	46.8	35,076	50.3	36,972	54.4	395,852
Systems integration:
Systems construction	18,021	27.0	14,658	21.0	11,354	16.7	121,559
Systems operation and maintenance	15,993	23.9	18,989	27.3	18,717	27.5	200,396
Total	34,014	50.9	33,647	48.3	30,071	44.2	321,955
Equipment sales	1,514	2.3	985	1.4	756	1.1	8,100
ATM operation business	4	0.0	23	0.0	207	0.3	2,213
Total revenues	66,835	100.0	69,731	100.0	68,006	100.0	728,120

COST AND EXPENSES:
Cost of connectivity and outsourcing services:
Backbone cost	3,470	5.2	3,692	5.3	3,699	5.4	39,603
Local access line cost	7,102	10.6	8,113	11.6	8,266	12.2	88,502
Other connectivity cost	370	0.6	473	0.7	544	0.8	5,824
Depreciation and amortization	2,928	4.4	3,468	5.0	3,303	4.9	35,365
Other	12,170	18.2	13,572	19.5	14,721	21.6	157,620
Total cost of connectivity and outsourcing services	26,040	39.0	29,318	42.1	30,533	44.9	326,914

Cost of systems integration:
Cost of equipment sales related to systems integration	4,409	6.6	4,931	7.0	3,586	5.3	38,393
Other	21,117	31.6	20,612	29.6	18,318	26.9	196,122
Total cost of systems integration	25,526	38.2	25,543	36.6	21,904	32.2	234,515
Cost of equipment sales	1,300	1.9	863	1.2	649	1.0	6,952
Cost of ATM operation business	17	0.0	422	0.6	964	1.4	10,320
Total cost	52,883	79.1	56,146	80.5	54,050	79.5	578,701
Sales and marketing	4,329	6.5	4,631	6.6	5,405	7.9	57,870
General and administrative	4,624	6.9	5,622	8.1	4,826	7.1	51,670
Research and development	240	0.4	415	0.6	313	0.5	3,352
Total cost and expenses	62,076	92.9	66,814	95.8	64,594	95.0	691,593
OPERATING INCOME	4,759	7.1	2,917	4.2	3,412	5.0	36,527

OTHER INCOME (EXPENSES):
Interest income	63	0.1	45	0.1	29	0.0	307
Interest expense	(438)	(0.6)	(408)	(0.6)	(306)	(0.4)	(3,279)
Foreign exchange gains (losses)	2	0.0	(29)	(0.0)	(0)	(0.0)	(4)
Net gains on sales of other investments	218	0.3	16	0.0	49	0.1	530
Losses on write-down of other investments	(289)	(0.4)	(524)	(0.8)	(343)	(0.5)	(3,670)
Other — net	47	0.0	17	0.0	18	0.0	200
Other income (expenses) — net	(397)	(0.6)	(883)	(1.3)	(553)	(0.8)	(5,916)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT) AND EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	4,362	6.5%	2,034	2.9	2,859	4.2	30,611
INCOME TAX EXPENSE (BENEFIT)	(861)	(1.3)	1,002	1.4	1,132	1.7	12,121
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	(143)	(0.2)	35	0.0	159	0.3	1,707
NET INCOME	5,080	7.6	1,067	1.5	1,886	2.8	20,197
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	97	0.1	352	0.5	348	0.5	3,723
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC	¥5,177	7.7%	¥1,419	2.0%	¥2,234	3.3%	$23,920

_______________
(1)
The U.S. dollar amounts represent translation of yen amounts at the rate of ¥93.40 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2010.

Year Ended March 31, 2010 Compared to the Year Ended March 31, 2009

Total revenues

Our total revenues were ¥68.0 billion for the fiscal year ended March 31, 2010, a decrease of 2.5% compared to ¥69.7 billion for the previous fiscal year. The decrease was primarily due to the decrease in systems integration revenues.

Connectivity and outsourcing services revenues. Revenues from connectivity services and outsourcing services, which comprise our connectivity services for corporate use, connectivity services for home use, outsourcing services increased by 5.4% to ¥37.0 billion for the fiscal year ended March 31, 2010 from ¥35.1 billion for the previous fiscal year.

•
Connectivity services for corporate use. Revenues for connectivity service for corporate use depend on the increase in the number of contracts for connectivity services and the increase in customers’ bandwidth usage. For the fiscal year ended March 31, 2010, while there was price pressure for connectivity services, revenues increased by 5.4% to ¥13.8 billion from ¥13.1 billion for the previous fiscal year as a result of the increase in total contracts and contracted bandwidth. In particular, IIJ Mobile service increased by 120.9% to ¥1.4 billion for the fiscal year ended March 31, 2010 from ¥0.6 billion for the previous fiscal year. For IP services, while over 1Gbps IP reached 125 contracts at the end of fiscal year ended March 2010 driven by demands for higher bandwidth especially among content business operators and ISPs, IP connectivity service revenues slightly decreased by 0.7% to ¥9.2 billion from ¥9.3 billion for the previous fiscal year. Broadband services increased by 1.8% to ¥2.9 billion for the fiscal year ended March 31, 2010. Although we do not expect prices of connectivity services to increase significantly in the fiscal year ending March 31, 2011 due to continued competition, we believe that customer demand for higher bandwidth and the increase in the number of contracts will continue contributing to revenue growth as the use of broadband by corporate customers expands. We will also focus on acquiring new customers as well as increase the use bandwidth of existing customers by maintain the quality of our services to differentiate them from those of our competitors.

•
Connectivity services for home use. Revenues for connectivity services for home use depend on the size of our customer base and pricing. For the fiscal year ended March 31, 2010, revenues increased by 4.8% to ¥6.9 billion from ¥6.5 billion for the previous fiscal year. Revenues from hi-ho increased by 5.7% compared to the previous fiscal year, driven by the shift from ADSL to optical line services which charges higher monthly fees. Mobile data communication service also contributed to revenue growth. Revenues from IIJ brand and OEM also steadily increased.

•
Outsourcing services. For outsourcing services, we are currently offering security-related, network-related, server-related and data center-related outsourcing services, such as firewall service, email service and web hosting services mainly toward our internet connectivity customer base. Our revenues depend on our ability to cross-sell the existing outsourcing services, add new features to existing outsourcing services and introduce new services. During the fiscal year ended March 31, 2010, IIJ expanded features of major selling services such as the “IIJ SMX service”, “Secure Web Gateway Service” and “IIJ Direct Access Solution” and also introduced the new cloud computing service “IIJ GIO”. For the fiscal year ended March 31, 2010, our outsourcing services revenues increased by 5.7% to ¥16.3 billion from ¥15.4 billion for the previous fiscal year as a result of steady growth from each service line-up. We believe that corporate customers will increasingly rely on the expanding range of our outsourcing services to enhance their productivity and to reduce costs. As a result, we expect our revenue from outsourcing services to continue to grow. Further, while we focus on increasing revenues from existing customers, we will also make efforts to attract new customers by maintaining the quality of our services to differentiate them from those of our competitors.

Systems integration revenues. Generally speaking, while Japanese customers, especially blue-chip companies, use ready-made network services to build their network system, they also require customization to meet their individual needs. To meet such needs, IIJ believes that it is important for us to provide systems construction together with outsourcing services as a total network solution provider. As a result, we have been focusing on providing systems construction to our corporate customers. The systems construction, which we provide with our IP expertise, is mainly IP-related network construction such as VPN network and IP-based server system construction such as web server and email server systems. Systems construction can be largely affected by the economic situation, as corporations would presumably reduce their IT-related investments unless such investments are deemed critical. For the fiscal year ended March 31, 2010, our revenues from systems integration, which include equipment sales related to systems integration, decreased by 10.6% to ¥30.1 billion from ¥33.6 billion for the previous fiscal year. The decrease was due to a decrease in systems construction revenues of 22.5% for the fiscal year ended March 31, 2010 compared to the previous fiscal year and systems operation and maintenance decreased by 1.4% to ¥18.7 billion for the fiscal year ended March 31, 2010 compared to the previous fiscal year. Systems construction revenues were significantly affected by the weak Japanese economy, as it was in the previous fiscal year, many large projects were yet delayed or postponed. Systems operation and maintenance revenues decreased due to pressure for cost reduction from large accounts and the decrease in number of new engagements for systems construction. The order backlog for systems integration and equipment sales as of March 31, 2010 was ¥13.6 billion, a decrease of 8.8% compared to March 31, 2009. The order backlog for systems construction including equipment sales as of March 31, 2010 increased by 10.5% to ¥3.2 billion while the order backlog for systems operation and maintenance decreased by 13.4% to ¥10.4 billion, respectively,  compared to March 31, 2009.

            For the fiscal year ending March 31, 2011, it is difficult for us to expect a full recovery in IT-related investments from Japanese corporate customers, which as a result, may have an adverse effect on our systems integration revenue growth and future operations. We expect one-time revenues from systems construction to continue to be strongly affected by the Japanese economic situation and also by seasonal fluctuations in the fiscal year. There may also be cancellations or scale-down of large contracts from certain clients. The primary seasonal variations in systems construction revenues relate to budgetary cycles of Japanese companies which mostly end in March. Systems construction revenues can also fluctuate significantly in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast. However, for the mid-to long term, we believe demand for these IT-related investments from Japanese companies to increase as it is indispensable for Japanese companies to facilitate the use of new IP technology to increase their competitiveness against their competitors. IP technology is also available to reduce their network-related costs. We anticipate Japanese companies to increase the use of IT-related investments for their network systems when the general economic situation and the business results of the particular Japanese companies recover.

Equipment sales revenues. For equipment sales, we sell third-party equipment to meet the one-stop needs of our customers. For the fiscal year ended March 31, 2010, our equipment sales decreased by 23.2% to ¥0.8 billion from ¥1.0 billion for the previous fiscal year.

ATM Operation Business revenues. Our revenues from the ATM operation business were ¥0.2 billion for the fiscal year ended March 31, 2010 compared to ¥23 million for the previous fiscal year. The revenue of ATM operation business increased as the number of serviced ATMs has increased to 136 ATMs as of March 31, 2010 from 10 ATMs as of March 31, 2009. Trust Networks receives a commission for each bank withdrawal transaction when customers use their serviced ATMs.

Total cost of revenues

Our total cost of revenues decreased by 3.7% to ¥54.1 billion for the fiscal year ended March 31, 2010 from ¥56.1 billion for the previous fiscal year. The decrease was mainly due to the decrease in cost of systems integration.

Cost of connectivity and outsourcing services revenues. Our cost of connectivity and outsourcing services revenues increased by 4.1% to ¥30.5 billion for the fiscal year ended March 31, 2010 from ¥29.3 billion for the previous fiscal year. The increase was largely due to the increase in outsourcing related costs, network operation related costs and personnel related costs. Backbone costs for the fiscal year ended March 31, 2010 was ¥3.7 billion, nearly the same as the previous fiscal year. The gross margin ratio in connectivity and outsourcing services revenues, which is the ratio of (1) the amount obtained by subtracting cost of connectivity and outsourcing services revenues from connectivity and outsourcing services revenues to (2) connectivity and outsourcing services revenues, increased to 17.4% for the fiscal year ended March 31, 2010 from 16.4% for the previous fiscal year.

Cost of systems integration revenues. Our cost of systems integration revenues decreased by 14.2% to ¥21.9 billion for the fiscal year ended March 31, 2010 from ¥25.5 billion for the previous fiscal year. Outsourcing related costs largely decreased as a result of reduction of full-time outsourcing personnel. Purchasing costs also decreased along with the decrease in systems construction revenues. The gross margin ratio in systems integration revenues, which is the ratio of (1) the amount obtained by subtracting cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, increased to 27.2% for the fiscal year ended March 31, 2010 from 24.1% for the previous fiscal year.

Cost of equipment sales. Our cost of equipment sales decreased by 24.8% to ¥0.6 billion for the fiscal year ended March 31, 2010 from ¥0.9 billion for the previous fiscal year. The decrease is primary due to the decrease in equipment sales revenues. The gross margin ratio, which is the ratio of (1) the amount obtained by subtracting cost of equipment sales from equipment sales revenues to (2) equipment sales revenues, increased to 14.2% for the fiscal year ended March 31, 2010 from 12.3% for the previous fiscal year.

Cost of ATM Operation Business. The cost of the ATM operation business was ¥964 million for the fiscal year ended March 31, 2010 compared to ¥422 million for the previous fiscal year. Gross margin was a loss of ¥757 million for the fiscal year ended March 31, 2010 compared to a loss of ¥399 million for the previous fiscal year. The cost of ATM operation business increased as Trust Networks increased the number of ATMs. As of March 31, 2010, 136 ATMs were in place.

Total costs and expenses

Total costs and expenses, which include total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, decreased by 3.3% to ¥64.6 billion for the fiscal year ended March 31, 2010 from ¥66.8 billion for the previous fiscal year. While cost of connectivity and outsourcing services and ATM operation business and sales and marketing expenses increased along with the increase in revenues, the decrease in systems integration costs and general and administrative expenses resulted in the decrease in total costs and expenses. Costs of systems integration decreased as outsourcing related costs largely decreased as a result of reduction of full-time outsourcing personnel, and purchasing costs decreased along with the decrease in systems construction revenue.

Sales and marketing. Sales and marketing expenses increased by 16.7% to ¥5.4 billion for the fiscal year ended March 31, 2010 from ¥4.6 billion for the previous fiscal year. The increase was mainly due to the increase in personnel related expenses of ¥0.4 billion and depreciation related to the new back-office system which began its operation from November 2010.

General and administrative. General and administrative expenses decreased by 14.2% to ¥4.8 billion for the fiscal year ended March 31, 2010 from ¥5.6 billion for the previous fiscal year. The decrease was largely due to the decrease in outsourcing related expenses and general expenses as a result of tight cost control.

Research and development. Research and development expenses decreased by 24.6% to ¥313 million for the fiscal year ended March 31, 2010 from ¥415 million for the previous fiscal year.

Operating income

As a result of the foregoing factor, operating income increased by 16.9% to ¥3.4 billion for the fiscal year ended March 31, 2010 from ¥2.9 billion for the previous fiscal year. While operating loss related to the ATM operation business increased, gross margin for connectivity and outsourcing service increased and general and administrative expenses decreased.

Other income (expenses)-net

Other expenses-net of ¥0.6 billion was recorded for the fiscal year ended March 31, 2010, compared to net other expense of ¥0.9 billion for the previous fiscal year as impairment losses on equity securities and interest expense decreased compared to fiscal year ended March 31, 2009.

Interest income. Interest income was ¥29 million for the fiscal year ended March 31, 2010, compared to ¥45 million for the previous fiscal year. The decrease mainly resulted from the drop in the interest rate in Japan.

Interest expense. Interest expense, comprised of interest expense in respect of bank borrowings and capital lease obligations, amounted to ¥306 million for the fiscal year ended March 31, 2010 compared to ¥408 million for the previous fiscal year. The decrease was mainly resulted from the drop in the interest rate in Japan due to the decrease in acquisition of assets by entering into capital leases and the decrease in bank borrowings.

Foreign exchange losses. Foreign exchange losses amounted to ¥0.4 million for the fiscal year ended March 31, 2010 compared to losses of ¥29 million for the previous fiscal year.

Net gains on sales of other investments. For the fiscal year ended March 31, 2010, we recorded net gains on sales of other investments of ¥50 million, which resulted from the sale of available-for-sale securities, compared to net gains of ¥16 million for the previous fiscal year.

Impairment of other investments.  For the fiscal year ended March 31, 2010, we recorded losses on write-down of other investments of ¥343 million from nonmarketable, available-for-sale securities and others compared to losses of ¥524 million for the previous fiscal year.

Other-net. For the fiscal year ended March 31, 2010, we recorded other income of ¥19 million, most of which is dividend income, compared to income of ¥17 million, most of which is also dividend income, for the previous fiscal year.

Income from operations before income tax expense and equity in net income of equity method investees

We recorded income from operations before income tax expense and equity in net income of equity method investees of ¥2.9 billion for the fiscal year ended March 31, 2010 compared to income from operations before income tax expense and equity in net income of equity method investees of ¥2.0 billion for the previous fiscal year. The increase primarily reflects the increase in operating income and the decrease in net impairment loss on equity securities.

Income tax expense

For the fiscal year ended March 31, 2010, we recorded an income tax expense of ¥1.1 billion compared to income tax expense of ¥1.0 billion for the previous fiscal year.

As of March 31, 2010, the valuation allowance for deferred tax assets which has been provided, related principally to operating loss carryforwards and net loss on other investment, at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥453 million for the year ended March 31, 2010. The decrease in valuation allowance was mainly due to as follows:

・The release of valuation allowance of ¥213 million based on the increase in the expected future taxable income.

・The decrease in valuation allowance of ¥99 million resulted from the increase in unrealized gains on available-for-sale-securities.

Equity in net income of equity method investees

Equity in net income of equity method investees was ¥159 million for the fiscal year ended March 31, 2010 compared to equity in net income of ¥35 million for the previous fiscal year. This increase was mainly due to the decrease in net loss recorded in i-revo.

Net loss attributable to noncontrolling interests

Net loss attributable to noncontrolling interests was ¥348 million for the fiscal year ended March 31, 2010 compared to ¥352 million for the previous fiscal year, both relate to GDX and Trust Networks.

Net income attributable to IIJ

Net income attributable to IIJ for the fiscal year ended March 31, 2010 was ¥2.2 billion compared to ¥1.4 billion for the previous fiscal year. The increase primarily reflects the increase in operating income by ¥0.5 billion compared to the previous year, decrease in impairment losses on equity securities by ¥0.2 billion compared to the previous fiscal year and decrease in interest expense by ¥0.1 billion compared to the previous fiscal year.

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

Cost of connectivity and outsourcing services revenues. The cost of connectivity and outsourcing services revenues increased by 12.6% to ¥29.3 billion for the fiscal year ended March 31, 2009 from ¥26.0 billion for the previous fiscal year. The increase was largely due to the increase in network operation related costs including upgrade of large backbone routers which comes once in every four to five years and the additional costs incurred by hi-ho of ¥4.5 billion (12 months) for the fiscal year ended March 31, 2009 compared to ¥4.0 billion for the fiscal year ended March 31, 2008 (10 months). Backbone costs for the fiscal year ended March 31, 2009 increased by 6.4% to ¥3.7 billion from ¥3.5 billion for the previous fiscal year. Local access line costs for the fiscal year ended March 31, 2009 increased by 14.2% to ¥8.1 billion from ¥7.1 billion for the previous fiscal year. Additionally, costs related to GDX and ODS, newly established subsidiaries to engage in new business developments, were ¥162 million for the fiscal year ended March 31, 2009 and ¥26 million for the previous fiscal year. The gross margin ratio in connectivity and outsourcing services revenues, which is the ratio of (1) the amount obtained by subtracting cost of connectivity and outsourcing services revenues from connectivity and outsourcing services revenues to (2) connectivity and outsourcing services revenues, decreased to 16.4% for the fiscal year ended March 31, 2009 from 16.8% for the previous fiscal year.

Cost of systems integration revenues. The cost of systems integration revenues were ¥25.5 billion for the fiscal year ended March 31, 2009, nearly the same amount as the previous fiscal year. While purchasing costs largely decreased along with the decrease in systems construction revenues, outsourcing and personnel related and network operation related costs increased compared to the previous fiscal year. The gross margin ratio in systems integration revenues, which is the ratio of (1) the amount obtained by subtracting cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, decreased to 24.1% for the fiscal year ended March 31, 2009 from 25.0% for the previous fiscal year.

Cost of equipment sales. Our cost of equipment sales decreased by 33.6% to ¥0.9 billion for the fiscal year ended March 31, 2009 from ¥1.3 billion for the previous fiscal year. The decrease is primary due to the decrease in equipment sales revenues. The gross margin ratio, which is the ratio of (1) the amount obtained by subtracting cost of equipment sales revenues from equipment sales revenues to (2) equipment sales revenues,  decreased to 12.3% for the fiscal year ended March 31, 2009 from 14.2% for the previous fiscal year.

Cost of ATM Operation Business. The cost of the ATM operation business was ¥422 million for the fiscal year ended March 31, 2009 compared to ¥17 million for the previous fiscal year. Gross margin was a loss of ¥399 million for the fiscal year ended March 31, 2009 compared to ¥13 million for the previous fiscal year. The cost of ATM operation business increased as Trust Networks placed 10 ATMs as a testing phase during the fiscal year ended March 31, 2009.

Total costs and expenses

Total costs and expenses, which include total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased by 7.6% to ¥66.8 billion for the fiscal year ended March 31, 2009 from ¥62.1 billion for the previous fiscal year. The increase in total costs and expenses was primarily a result of an increase in the cost of connectivity and outsourcing services, including the additional costs related to hi-ho services, the new subsidiaries: GDX and ODS, the additional costs related to ATM operation business, and the increase in sales and marketing expenses, general and administrative expenses and research and development expenses including expenses related to new subsidiaries such as IIJ-II.

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

Impairment of other investments. For the fiscal year ended March 31, 2009, we recorded impairment of other investments of ¥524 million from nonmarketable, available-for-sale securities and others compared to losses of ¥289 million for the previous fiscal year.

 Other-net. For the fiscal year ended March 31, 2009, we recorded other income of ¥17 million, most of which is dividend income, compared to income of ¥47 million, most of which is also dividend income, for the previous fiscal year.

Income from operations before income tax expense (benefit) and equity in net income (loss) of equity method investees

We recorded income from operations before income tax expense and equity in net income of equity method investees of ¥2.0 billion for the fiscal year ended March 31, 2009 compared to income from operations before income tax benefit and equity in net loss of equity method investees of ¥4.4 billion for the previous fiscal year. The decrease primarily reflects the decrease in operating income and the increase in net impairment loss on equity securities.

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

As of March 31, 2009, the valuation allowance for deferred tax assets which has been provided, related principally to operating loss carryforwards and net loss on other investment, at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were an increase of ¥58 million. The increase in valuation allowance was mainly due to as follows:

・The increase in valuation allowance of ¥67 million resulted from the decrease in unrealized gains on available-for-securities.

Equity in net income (loss) of equity method investees

Equity in net income of equity method investees was ¥35 million for the fiscal year ended March 31, 2009 compared to equity in net losses of ¥143 million for the previous fiscal year. While equity in net income of equity method investees was recorded in Multifeed, equity in net loss of equity method investees was mainly recorded in i-revo.

Net loss attributable to noncontrolling interests

For the fiscal year ended March 31, 2009, net loss attributable to noncontrolling interests was ¥352 million compared to net loss attributable to noncontrolling interests of  ¥97 million for the previous fiscal year, mainly related to GDX and Trust Networks.

Net income attributable to IIJ

Net income attributable to IIJ for the fiscal year ended March 31, 2009 was ¥1.4 billion compared with ¥5.2 billion for the previous fiscal year. The decrease primarily reflects the decrease in operating income of ¥1.8 billion compared to the previous year affected by the decrease in gross margin from systems construction, impairment losses on nonmarketable and available-for-sale equity securities of ¥0.5 billion compared to net gains of ¥0.2 billion for the previous fiscal year and income tax expense of ¥1.0 billion compared to recording of an income tax benefit of ¥0.9 billion for the previous fiscal year. There were also additional operating losses related to four new subsidiaries of ¥1.3 billion for the fiscal year ended March 31, 2009 compared to ¥0.2 billion for the previous fiscal year.

Segment Reporting

From the fiscal year ended March 31, 2009 onwards, we have disclosed revenues and costs for the ATM operation business because the amount of losses related to this business is material.

Currently, we have two business segments: Network services and systems integration business and ATM operation business. Network services and systems integration business is comprised of: Connectivity and outsourcing services, Systems integration and Equipment sales.

The following tables present net revenues and operating income (loss) for fiscal years 2008, 2009 and 2010 by segment.

Business Segment Summary:

	For the fiscal year ended March 31,

	2008	2009	2010	2010
	(millions of yen)			(thousands of U.S. dollars)
Net revenues:
Network service and systems integration business	¥66,831	¥69,961	¥68,228	$730,495
ATM operation business	4	23	207	2,213
Elimination	-	253	429	4,588
Total	66,835	69,731	68,006	728,120
Operating income (loss):
Network service and systems integration business	4,854	3,663	4,435	47,486
ATM operation business	(89)	(705)	(1,001)	(10,719)
Elimination	6	41	22	240
Total	¥4,759	¥2,917	¥3,412	$36,527

Year Ended March 31, 2010 Compared to the Year Ended March 31, 2009

Network services and Systems Integration Business

Net revenues from our network services and systems integration business, before elimination of intersegment revenues, decrease by 2.5% to ¥68.2 billion for the fiscal year ended March 31, 2010 compared to ¥70.0 billion for the pervious fiscal year. The decrease in revenues was primarily due to the decrease in systems integration revenues. Operating expense of our network services and systems integration business for the fiscal year ended March 31, 2010 decrease to ¥63.8 billion compared to ¥66.3 billion for the previous fiscal year mainly due to the decrease in costs of systems integration revenues and decrease in general and administrative expenses. As a result, operating income of our network services and systems integration business for the fiscal year ended March 31, 2010 increased to ¥4.4 billion compared to ¥3.7 billion for the previous fiscal year.

ATM Operation Business

Net revenues from our ATM operation business, before elimination of intersegment revenues, increased by ¥183 million to ¥207 million for the fiscal year ended March 31, 2010 compared to ¥23 million for the pervious fiscal year. Operating expense of our ATM operation business for the fiscal year ended March 31, 2010 was ¥1.2 billion compared to ¥0.7 billion for the previous fiscal year. As of March 31, 2010, 136 ATMs were in place. As a result, operating loss of our ATM operation business for the fiscal year ended March 31, 2010 increased to ¥1.0 billion compared to ¥0.7 billion for the previous fiscal year.

Year Ended March 31, 2009 Compared to the Year Ended March 31, 2008

Network services and Systems Integration Business

Net revenues from our Network services and systems integration business, before elimination of intersegment revenues, increased by 4.7% to ¥70.0 billion for the fiscal year ended March 31, 2009 compared to ¥66.8 billion for the pervious fiscal year. The increase in revenues was primarily due to the continuous increase in revenues from our monthly recurring services; connectivity and outsourcing services and systems operation and maintenance. Operating expense of our network services and systems integration business for the fiscal year ended March 31, 2009 increased to ¥66.3 billion compared to ¥62.0 billion for the previous fiscal year mainly due to the increase in costs of connectivity and outsourcing services revenues. As a result, operating income of our network services and systems integration business for the fiscal year ended March 31, 2009 decreased to ¥3.7 billion compared to ¥4.9 billion for the previous fiscal year.

ATM Operation Business

Net revenues from our ATM operation business, before elimination of intersegment revenues, increased by ¥19 million to ¥23 million for the fiscal year ended March 31, 2009 compared to ¥4 million for the pervious fiscal year. Operating expense of our ATM operation business for the fiscal year ended March 31, 2009 was ¥728 million compared to ¥93 million for the previous fiscal year. During the fiscal year ended March 31, 2009, Trust Networks completed its field test of 10 ATMs operations. As a result, operating loss of our ATM operation business for the fiscal year ended March 31, 2009 increased to ¥705 million compared to ¥89 million for the previous fiscal year.

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

The Company has discussed the development and selection of critical accounting policies and estimates with our Board of Directors, and the Board of Directors has reviewed the disclosure relating to these, which are included in this “Operating and Financial Review and Prospects.” For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates may require adjustment.

Revenue recognition

Revenues from connectivity services consist principally of connectivity services for corporate use and home use. Connectivity services for corporate use represent dedicated Internet access type services, such as IP service and Data Center Connectivity service, broadband Internet connectivity services that uses fiber optic access and ADSL access, such as IIJ FiberAccess/F Service and IIJ DSL/F Service and wireless broadband Internet connectivity services, that is IIJ Mobile Service. Connectivity services for home use are provided under IIJ brand such as IIJ4U and IIJmio, hi-ho brand and others, and consist of dial-up services, optical based or ADSL based broadband services and wireless broadband internet connectivity services. The term of these contracts is one year for connectivity services for corporate use and generally one month or one year for connectivity services for home use. All these services are billed and recognized monthly on a straight-line basis.

Outsourcing services revenues consist principally of sales of various Internet access-related services such as security related services, network related services, server- related services, data center related services, wide-area Ethernet services and call-center services. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

Initial set up fees received in connection with connectivity services and outsourcing services are deferred and recognized over the estimated average period of the subscription for each service.

Systems integration services arrangements can be divided into two major categories; (1) those in which the Company resells third-party off-the-shelf software and (2) those in which the Company does not resell or license any software products. The following describes those arrangements and their accounting in more detail:

(a)	System Integration Services Arrangements That Include Software

System integration services involve the construction of a customer’s internet network system and provide related maintenance, monitoring and other operating services. These arrangements generally include the following deliverables:

・
System Construction Services – include all or some of the following elements depending on arrangements to meet each of our customers’ requirements: consulting, project planning, system design, and development of network systems. These services will also include the installation of the software as well as configuration and installation of the hardware.

・
Software – the Company resell to our customer third-party software such as, Oracle or Windows, which is installed by us during the system development process. These software products are developed by the third-party software vendors and are often sold by those vendors without hardware or other services.

・
Hardware – the Company also resell third-party hardware, primarily servers, switches and routers, which the Company install during the system development process. The hardware is generic hardware that is often sold by third party manufacturers and resellers without any software. That is, the functionality of the hardware is not dependent on the software.

・	Monitoring and Operating Service – the Company monitor our customer’s network activity and internet connectivity to detect and report problems. The Company also provide constant data backup services.

・	Hardware Maintenance Service – the Company repair or replace any malfunctioning parts of the hardware.

The system construction services are generally delivered over a three-month period.  All hardware and software are delivered and installed during this period. Customers are required to pay a specified fixed fee that is not payable until after the system has been completed and accepted by our customers.

Monitoring, operating and hardware maintenance services generally commence once our customers have accepted the system and generally are included for one to five years. Our contracts include a stated annual fee for these services.

The software, system construction services and monitoring and operating services are subject to the scope of Accounting Standards Codification (“ASC”) Topic 985-605. ASC Topic 605-10-S99 applies to the sale of the hardware equipment and ASC605-20-25 applies to the hardware maintenance services.

Deliverables not subject to ASC Topic 985-605 should be separated from those subject to ASC Topic 985-605 using the principles in ASC Topic 605-25.

Revenue allocated to the hardware and hardware maintenance is recognized based on the guidance in ASC Topic 605-20-25-3. Revenue related to the hardware maintenance services is recognized on a straight-line basis over the contract period.  Revenue related to the hardware is not recognized until customer acceptance is received because title to the hardware does not transfer to our customers until formal acceptance is received.

Revenue allocated to the software, system construction services and monitoring and operating services is accounted for under ASC Topic 985-605. The Company has been able to establish vendor-specific objective evidence (VSOE) of fair value of the monitoring and operating services based on separate renewals of these services that are consistently priced within a narrow range. Additionally, these services are not essential to the functionality of the hardware and software system and are described in our arrangements such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of the services (ASC Topic 985-605-25-78). As a result the Company allocates revenue to such services based on VSOE and recognizes the revenue on a straight-line basis over the contract period. The Company allocates the residual amount to the software and system construction services.

The revenue allocated to the software and system construction services is accounted using contract accounting as required by ASC Topic 985-605-25-77. System construction service revenues, which basically completed within three months, are recognized based on the completed-contract method because the Company is unable to bill customers and the title of constructed network systems is not transferred to customer unless customers are satisfied with and accept the completed systems.

(b)	System Integration Arrangements That Do Not Include Software

The Company also enter into system integration services arrangements in which the Company does not resell third-party off-the-shelf software. These arrangements generally include all the deliverables listed above under “System Integration Services Arrangements That Include Software”, except for the software deliverable. The Company evaluated these arrangements under ASC Topic 605-25 to determine the separate units of accounting.

Consistent with system integration arrangements that include software, the hardware maintenance services and operating and monitoring services qualify as separate units of accounting. Revenue allocated to these services is recognized on a straight-line basis over the contract period. System construction service revenues, which basically completed within three months, are recognized based on the completed-contract method because the Company is unable to bill customers and the title of constructed network systems is not transferred to customer unless customers are satisfied with and accept the completed systems.

The company evaluates the criteria outlined in ASC Topic 605-45, “Principal Agent Considerations” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned in reporting Equipment sales. The Company records the gross amounts billed to its customers based on the following acts: (i)it is primary obligor in these transactions, (ii)it has latitude in establishing prices and selecting suppliers, and (iii)it is involved in the determination of the service specifications.

Equipment sales are recognized when equipment is delivered and accepted by the customer. Title to equipment passes when equipment is accepted by the customer.

ATM operation business revenues are mainly comprised of commission fees charged when customers withdraw their deposits from ATMs. The commission fees are recognized when the fees are charged to customers.

Useful lives of property and equipment

Property and equipment, net recorded on our balance sheet was ¥13.0 billion at March 31, 2010, representing 25.4% of our total assets. The values of our property and equipment, including purchased software and property and equipment under capital leases, are recorded in our financial statements at acquisition cost, and are principally depreciated or amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Our depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥4.7 billion, ¥5.2 billion and ¥4.9 billion, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives at March 31, 2010, were as follows:

Item	Useful Lives
Data communications, office and other equipment	2 to 15 years
Leasehold improvements	3 to 15 years
Purchased software	5 years
Capitalized leases	4 to 7 years

If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥72 million, ¥443 million and ¥639 million, respectively. The losses for the fiscal year ended March 31, 2008 were mainly due to disposal of software such as for back-office systems, and network equipment related to the closing of a network operation center. The losses for the fiscal year ended March 31, 2009 and 2010 increased as there were disposal of network equipment and software such as for back-office systems.

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

Useful lives of intangible assets

Goodwill and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31. Intangible assets with finite useful lives, consisting of customer relationships and licenses, are amortized using the straight-line method over the estimated useful lives, which range from 3 to 25 years for customer relationships and 5 years for licenses.

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

Allowance for doubtful accounts and uncollectible contractual prepayments

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. At March 31, 2009 and 2010, we maintained allowances for doubtful accounts of ¥123 million and ¥146 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Deferred tax assets

To date, our deferred tax assets have been offset by a valuation allowance. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. As of March 31, 2010, we had tax operating loss carryforwards related to consolidated corporate tax of ¥5.2 billion. The tax operating loss carryforwards are available to offset future taxable income and will expire as shown in Note 10 of our consolidated financial statements. Deferred tax expense for the fiscal year ended March 31, 2010 was ¥0.8 billion. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if there are changes in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years, a release or an increase of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and other temporary differences would result in the decrease or increase in deferred tax expense.

Valuation of investments

We have investments in securities, and the valuation of such investments, requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As of March 31, 2010, we had investments in securities accounted for based on the cost-method in the amount of ¥2.6 billion. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:

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

Our unrealized loss on investments in marketable equity securities relates to Japanese companies (eight issuers) in various industries. The unrealized losses on these securities were due principally to a temporary decline in the stock market. The fair value of each investment is between 9.4% and 18.0%, less than its cost except for certain investments with unrealized loss of ¥46 million as of March 31, 2010, of which the fair value has recovered to its cost after April 1, 2010. The duration of the unrealized loss position was less than 14 months. The Company evaluated the near-term prospects of the issuer and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired at March 31, 2010.

Losses on impairment of investments in certain marketable and nonmarketable equity securities, included in other income (expenses), were recognized to reflect the decline in value considered to be other than temporary, which were ¥103 million and ¥185 million, respectively, for the year ended March 31, 2008 and ¥164 million and ¥360 million, respectively, for the year ended March 31, 2009, and ¥20 million and ¥323 million, respectively, for the year ended March 31, 2010.

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

We used a discount rate of 1.8% for the pension plan as of March 31, 2010. The discount rate was determined by using the market yield of Japanese Government Bonds with a term matched against the average remaining service period of employees.

We used an expected long-term rate of return on pension plan assets of 1.6% as of March 31, 2010. To determine the expected long-term rate of return on pension plan assets, we consider a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company. The actual return on pension plan for the year ended March 31, 2010 was 7.9%.

The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plan as of March 31, 2010.

Change in Assumption	Pre-Tax PBO	Pension Expense	Equity (Net of Tax)
(millions of yen)
50 basis point increase/decrease in discount rate	(179)/199	－(*)	－(*)
50 basis point increase/decrease in expected return on assets	－	(6)/6	－/(4)

(*) It is not available because of curtailment and settlement.

New Accounting Guidance

In February 2008, the FASB issued FSP No. FAS 157-2, “Effective Date of FASB Statement No.157 (codified in ASC820) (“SFAS 157”),” which partially delays the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities and removes certain leasing transactions from its scope. The Company adopted SFAS 157 in the first quarter of fiscal year beginning April 1, 2008 for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements. This adoption did not have a material effect on the Company’s financial position or results of operations. The Company adopted SFAS 157 in the first quarter of fiscal year beginning April 1, 2009 for all nonfinancial assets and liabilities. This adoption did not have a material effect upon the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (codified in ASC Topic 805, “Business Combinations”). The Statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This Statement also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This Statement is effective for fiscal years beginning on or after December 15, 2008 and was adopted by the Company in the first quarter of fiscal year beginning April 1, 2009. In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (codified in ASC Topic 805). This FSP amends the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of this FSP did not have an effect on the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (codified in ASC Topic 810, “Consolidation”) (“SFAS No.160”). This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and was adopted by the Company in the first quarter of fiscal year beginning April 1, 2009. In accordance with the new guidance on noncontrolling interests, the Company revised all previous references to “minority interests” in the consolidated financial statements to “noncontrolling interests,” and made the following changes:

(1) Consolidated Balance Sheets now present “Noncontrolling interests” as a component of “Total equity.” “Noncontrolling interests” is equivalent to the previously reported “Minority Interest.” “Total Internet Initiative Japan Inc. shareholders' equity” is equivalent to the previously reported “Total shareholders’ equity.”
(2) Consolidated Statements of Income now present “Net income,” which includes “Net loss attributable to noncontrolling interests” and “Net income attributable to Internet Initiative Japan Inc.”
(3) Consolidated Statements of Shareholder’ Equity now include a section for “Noncontrolling interests.”
(4) Consolidated Statements of Cash Flows now begin with “Net Income” instead of “Net Income Attributable to Internet Initiative Japan Inc.”

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement  Benefit Plan Assets” (codified in ASC Topic 715, “Compensation – Retirement Benefits”).  This FSP requires additional disclosure about plan assets including investment allocation, fair value of major categories of plan assets, development of fair value measurements, and concentrations of risk. This FSP is effective for fiscal years ending after December 15, 2009. The Company adopted this guidance in this fiscal year ended March 31, 2010. The required disclosiures are included in Note 11.

In April 2009, the FASB issued FSP No. FAS 115-2 and No. FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (codified in ASC Topic 320, “Investments – Debt and Equity Securities“). This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP is effective for fiscal years ending after June 15, 2009 and early adoption is permitted. The Company adopted this FSP in the first quarter of fiscal year beginning April 1, 2009. The adoption of this FSP did not have a material impact on the Company’s financial position and results of operations.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (codified in ASC Topic 820, “Fair Value Measurements and Disclosures”).  This FSP provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009 and adopted by the Company in the first quarter of fiscal year beginning April 1, 2009. The adoption of this FSP did not have a material impact on the Company’s financial position or results of operations.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (codified in ASC Topic 855, “Subsequent Events”). This guidance established the principles and requirements for evaluating and reporting subsequent events, including the period subject to evaluation for subsequent events, the circumstances requiring recognition of subsequent events in the financial statements, and the required disclosures.  This Statement is effective for fiscal years ending after June 15, 2009 and was adopted by the company in the first quarter beginning April 1, 2009.  The adoption of this Statement did not have a material effect on the Company’s financial position or results of operations.

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures” (codified in ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),”  which provided guidance within ASC Topic 820 on measuring the fair value of certain alternative investments in entities that calculate net asset values. The company adopted this ASU in the third quarter of fiscal year beginning April 1, 2009. The adoption of this ASU did not have a material effect on the Company’s financial position or results of operations.

In January 2010, the FASB issued ASU 2010-02, “Consolidation: Accounting and Reporting for Decreases in Ownership of a Subsidiary”, which clarifies the decrease-in-ownership provisions of ASC Topic 810-10 and guidance applicability. ASU 2010-02 is effective for the beginning of fiscal period that the company adopted SFAS No.160, which is the first quarter beginning April 1, 2009 for the Company. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements,” which amends ASC 855 to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. This ASU is effective upon the issuance of the ASU, and was adopted by the Company. The adoption of this Statement did not have an effect on the Company’s financial position or results of operations.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition: Multiple-Deliverable Revenue Arrangements,” which amends the criteria for when to evaluate individual delivered items in a multiple deliverable arrangement and how to allocate consideration received. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of adopting the guidance.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements,” which provides a guidance of accounting for revenue arrangements that contain tangible products and software. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of adopting the guidance.

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing: Accounting for Transfers of Financial Assets.” This ASU is intended to improve the information provided in financial statements concerning transfers of financial assets, including the effects of transfers on financial position, financial performance and cash flows, and any continuing involvement of the transferor with the transferred financial assets. This ASU is effective for the first annual reporting period after November 15, 2009. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In December 2009, the FASB issued ASU 2009-17, “Consolidations: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which amended the consolidation guidance applicable to variable interest entities and required additional disclosures concerning an enterprise’s continuing involvement with variable interest entities. This ASU is effective for the first annual reporting period after November 15, 2009. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements,” which adds disclosure requirements about transfers in and out of Levels 1 and 2 and separate disclosures about activity relating to Level 3 measurements and clarifies input and valuation techniques. This ASU is effective for the annual reporting period beginning after December 15, 2009. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition – Milestone Method”, which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. This ASU is effective on prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted.  The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

B.     Liquidity and Capital Resources.

Liquidity and Capital Requirements

Our principal capital and liquidity needs in recent years have been for capital expenditures for the development, expansion and maintenance of our network infrastructure, lease payments, payment of principal and interest on outstanding borrowings, investments in group companies and, other working capital.

Capital expenditures. Our capital expenditures relate primarily to the development, expansion and maintenance of our network, including the installation of the routers and servers necessary to offer services on our network, software and back-office system. The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three years. Capital expenditures, including capital leases for the fiscal year ended March 31, 2010 were lower than the previous year because the additional investments for upgrade in backbone routers, which is necessary once every four to five years, occurred in the fiscal year ended March 31, 2009.

	For the fiscal year ended March 31,
	2008	2009	2010
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥6,078	¥7,006	¥5,584

_________________

(1) Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures”.

We believe that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2011 related to our network services and systems integration business will be higher than the amount for the fiscal year ended March 31, 2010. There will be capital expenditures for network equipment and software which are related to the usual expansion and improvement of our existing network which we estimate to be not larger than the amount for the previous fiscal year. In addition, there will be capital expenditures for the construction of the module type eco data center of approximately ¥1.1 billion. Capital expenditures related to our ATM operation business for the fiscal year ending March 31, 2011 are also expected to increase compared to the previous fiscal year, if the ATM operations’ business starts up in accordance with its business plan. Capital expenditure related to our ATM operation business will increase in accordance with the number of ATMs placed. In total, we expect that our capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2011 to increase from the amount from the previous fiscal year.

We recorded a loss on disposal of property and equipment of ¥72 million, ¥443 million and ¥639 million for the fiscal years ended March 31, 2008, 2009 and 2010, respectively. The losses for the fiscal year ended March 31, 2008 was mainly due to disposal of software such as for back-office systems, and network equipment related to the closing of a network operation center. The losses for the fiscal year ended March 31, 2009 and 2010 increased as there was a disposal of network equipment and software such as for back-office systems.

Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including our domestic and international backbone as well as local access lines that customers use to connect to IIJ’s network. The leases for our domestic backbone are generally non-cancelable for a minimum one-year lease period. The leases for our international backbone connectivity for mainly three-year lease period are substantially non-cancelable. We also lease office premises, for which refundable lease deposits are capitalized as guarantee deposits,  certain office equipment under non-cancelable operating leases, and its network operation centers under non cancelable operating leases which expire on various dates through the year 2017. If the ATM operation business starts up in accordance with its plan, additional lease payments for ATMs are expected.

Lease expenses related to backbone lines for the fiscal years ended March 31, 2008, 2009 and 2010, amounted to ¥3.5 billion, ¥3.7 billion and ¥3.7 billion, respectively. Lease expenses for local access lines for the fiscal years ended March 31, 2008, 2009 and 2010, which are only attributable to dedicated access revenues, amounted to ¥5.0 billion, ¥5.3 billion and ¥5.5 billion, respectively. Other lease expenses for the fiscal years ended March 31, 2008, 2009 and 2010, amounted to ¥6.2 billion, ¥7.2 billion and ¥8.2 billion, respectively.

We conduct our connectivity and other services by using data communications and other equipment leased under capital lease arrangements. On December 1, 2009, the Company sold ATM equipments procured from a third party vendor, which amounted to ¥178 million, to the leasing company and concurrently entered into an capital lease arrangement to lease the whole equipment back at ¥41 million per year through November 30, 2014. The fair values of the assets at the execution of the capital lease agreements and accumulated depreciation amounted to ¥16.9 billion and ¥9.2 billion at March 31, 2009, respectively and ¥15.5 billion and ¥9.6 billion at March 31, 2010, respectively.

As of March 31, 2010, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payment due by period
		(millions of yen)
	Total contractual amount	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Connectivity lines operating leases	¥1,451	¥1,179	¥266	¥6	¥-
Other operating leases	5,983	2,085	2,339	855	704
Capital leases	6,678	2,889	3,267	518	4
Total minimum lease payments (1)	¥14,112	¥6,153	¥5,872	¥1,379	¥708
_________________
(1)	See Note 8 “Leases” to our consolidated financial statements included in this annual report.

Payments of principal and interest on outstanding borrowings. We require cash for payments of interest and principal on our outstanding borrowings.

Short-term borrowings. As of March 31, 2010, our short-term borrowings consisted of bank overdrafts was ¥4.5 billion. The weighted average interest rate of our short-term borrowings was 0.905%. Our short-term borrowings as of March 31, 2010 decreased by ¥2.9 billion (net), compared to the balance as of March 31, 2009, due to repayments. Our unused balance under our bank overdraft agreements, uncommitted, was ¥15.2 billion in short-term borrowings as of March 31, 2010.

Long-term borrowings. As of March 31, 2010, we had no outstanding long-term borrowings.

Collateral for borrowings. Substantially all of our short-term and long-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the banks may require us to provide collateral or guarantees with respect to the borrowings. We did not provide banks with any collateral for outstanding loans as of March 31, 2009 and 2010. Our primary banking relationships are with Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, and Mitsubishi UFJ Trust and Banking Corporation. The banks are also shareholders and customers of ours.

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

Capital Resources

We seek to manage our capital resources and liquidity to provide adequate funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions, capital leases and issuances of equity securities. At March 31, 2010, we had cash and cash equivalents of ¥8.8 billion.

We made IIJ-Global our 100% consolidated subsidiary on September 1, 2010 by acquiring the stock of IIJ-Global from AT&T Japan for ¥9.2 billion. To meet the funding for this acquisition, we borrowed an additional ¥9.0 billion in short-term borrowings from Japanese banks, which will end in August 2011.

Short-term and long-term Borrowings. Short-term and long-term borrowings provide us with an important source for maintaining adequate level of working capital, acquisition of fixed assets and investments. We plan to continue to refinance our short-term borrowings or use the unused balance outstanding of ¥10.2 billion, uncommitted, as of September 17, 2010 under the bank overdraft agreement for maintaining adequate level of working capital, acquisition of fixed assets and investments. See — Payments of principal and interest on outstanding borrowings.

Cash flows from operating activities. We generated ¥9.6 billion by operating activities for the year ended March 31, 2010.  See — Cash Flows.

Capital Leases. Capital leases also provide us with an important source of financing. See Note 8 “Lease” to our consolidated financial statements included in this annual report on Form 20-F.

Cash Flows

We had cash and cash equivalents of ¥8.8 billion at March 31, 2010 compared to ¥10.2 billion at March 31, 2009.

The following table presents information about our cash flows during the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal year ended March 31,
	2008	2009	2010
	(millions of yen)
Net cash provided by operating activities	¥4,538	¥8,631	¥9,621
Net cash used in investing activities	(5,444)	(3,328)	(3,788)
Net cash used in financing activities	(1,152)	(6,573)	(7,238)
Effect of exchange rate changes on cash and cash equivalents	(26)	(13)	(19)
Net decrease in cash and cash equivalents	(2,084)	(1,283)	(1,424)
Cash and cash equivalents at beginning of the year	13,555	11,471	10,188
Cash and cash equivalents at end of the year	¥11,471	¥10,188	¥8,764

Year Ended March 31, 2010 as Compared to the Year Ended March 31, 2009

Net cash provided by operating activities for the fiscal year ended March 31, 2010 was ¥9.6 billion, an increase of ¥1.0 billion from ¥8.6 billion for the previous fiscal year. Net cash provided by operating activities for the fiscal year ended March 31, 2010 mainly reflected the increase of ¥0.8 billion in net income from continuing operations adjusted for non-cash income and expenses, compared to the previous fiscal year, mainly due to the increase in operating income before depreciation and amortization as a result of the increase in gross margin from connectivity and outsourcing service and the decrease in general and administrative expenses. There was also an increase in loss on disposal of property and equipment of ¥0.2 billion and a decrease in impairment of other investments of ¥0.2 billion. In addition, the changes in operating assets and liabilities for the fiscal year ended March 31, 2010 resulted in a positive impact of ¥0.2 billion compared to the previous fiscal year mainly due to the increase in account receivables, decrease in inventories and prepaid expenses and increase in accounts payable.

One of the main reasons mentioned regarding the changes in operating assets and liabilities was the increase in account receivable. In general, connectivity and outsourcing services we provide are recurring revenues and are billed on a monthly basis and collected the following month. Therefore, cash flow related to recurring revenues will increase in accordance with the increase in revenues. On the other hand, systems construction is a one-time revenue and is billed when the constructed network systems are delivered and accepted by the customer and collected the following month or later, depending on the terms of the particular contract. Therefore, there will be a large volatility on cash flow depending on the number and the size of the projects. Further, because many Japanese companies have fiscal years ending in March and a budget system that acts in concert, many systems construction projects, especially if the size of the systems construction project is large, are likely to be completed in March. As a result, account receivables tend to accumulate at the end of the fiscal year, in relation to systems construction revenues.

Our account receivables decreased compared to the previous year due to the fact that systems construction revenues decreased by 22.5%.

Net cash used in investing activities for the fiscal year ended March 31, 2010 was ¥3.8 billion, an increase of ¥0.5 billion from ¥3.3 billion for the previous fiscal year. Net cash used in investing activities for the fiscal year ended March 31, 2010 increased mainly reflecting the increase in purchases of other investments of ¥0.7 billion, increase in purchase of property and equipment of ¥0.3 billion, decrease in purchase of available-for-sale securities of ¥0.1 billion, increase in proceeds from sales of property and equipment of ¥0.2 billion and increase in proceeds from sales of available-for-sale securities of ¥0.1 billion.

Net cash used in financing activities for the fiscal year ended March 31, 2010 was ¥7.2 billion, an increase of ¥0.7 billion, from ¥6.6 billion for the previous fiscal year. Net cash used in financing activities for the fiscal year ended March 31, 2010 mainly reflected an increase in net repayments of ¥1.0 billion in short-term borrowings　and an increase in principal payment under capital leases of ¥0.1 billion. No acquisition of treasury stock for the fiscal year ended March 31, 2010 resulted in a positive effect on cash flows from financing activities compared to the previous fiscal year.

Year Ended March 31, 2009 as Compared to the Year Ended March 31, 2008

Net cash provided by operating activities for the fiscal year ended March 31, 2009 was ¥8.6 billion, an increase of ¥4.1 billion from ¥4.5 billion for the previous fiscal year. Net cash provided by operating activities for the fiscal year ended March 31, 2009 mainly reflected the decrease of ¥0.4 billion in net income from continuing operations adjusted for non-cash income and expenses, compared to the previous fiscal year, mainly due to the decrease in operating income before depreciation and amortization as a result of  the decrease in gross margin from systems integration and operating loss related to 4 new subsidiaries. There were also an increase in expenses of deferred income tax of ¥2.3 billion, increase in depreciation and amortization of ¥0.7 billion, and increase in loss on disposal of property and equipment of ¥0.3 billion. In addition, the changes in operating assets and liabilities for the fiscal year ended March 31, 2009 resulted in a positive impact of ¥4.5 billion compared to the previous fiscal year mainly due to the decrease in account receivables, decrease in inventories and prepaid expenses and the decrease in accounts payable related to systems integration project on cash flows from operating activities.

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

Contingencies

We did not have any material contingent liabilities as of March 31, 2010.

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

In addition, on September 1, 2010, we made IIJ-Global our 100% owned consolidated subsidiary by acquiring the stock of IIJ-Global from AT&T Japan for ¥9.2 billion. IIJ-Global succeeded mainly the domestic network outsourcing service business such as the WAN services, which are mainly provided to approximately 1,600 domestic corporate customers. We expect to record additional revenue, costs and expenses and net income in connection with this acquisition.

Revenues

We have two business segments: Network services and systems integration business and ATM operation business. Network services and systems integration business is comprised of: Connectivity and outsourcing services, Systems integration and Equipment sales.

Connectivity and outsourcing services revenues

Connectivity and outsourcing services revenues consist of our revenues from connectivity services for corporate use, our revenues from connectivity services for home use and our revenues from outsourcing services revenues. Our connectivity and outsourcing services revenues accounted for 54.4% of our revenues for the fiscal year ended March 31, 2010, 50.3% for the fiscal year ended March 31, 2009, and 46.8% of our revenues for the fiscal year ended March 31, 2008. As our connectivity services customers are more likely to use our outsourcing services or systems integration services as their network needs develop, connectivity services are also important for the growth of our outsourcing services or systems integration business.

Connectivity services for corporate use

Our revenues from connectivity services for corporate use accounted for 20.4% of our total revenues for the fiscal year ended March 31, 2010, 18.8% for the fiscal year ended March 31, 2009, and 18.2% for the fiscal year ended March 31, 2008. Revenues from connectivity services for corporate use depend on the size of our customer base, the average contracted bandwidth and unit price of our services. The market for connectivity services for corporate users is generally following three trends:

•
Increased contracted bandwidth. Total contracted bandwidth for connectivity services for corporate user increased to 650.4 Gbps for the fiscal year ended March 31, 2010 from 530.5 Gbps for the previous fiscal year. The number of IP Service contracts for the bandwidth over 100Mbps increased to 379 for the fiscal year ended March 31, 2010 from 319 for the previous fiscal year. This increase is mainly due to an increase in customers' demand for higher bandwidth for their Internet connectivity. The total contracted bandwidth for connectivity services for corporate users are calculated by adding the contracted bandwidth for the each of the following service: IP Service, IIJ Data Center Connectivity Service and Broadband Services. The average monthly revenues per contract for IP Services were approximately ¥0.6 million at the end of March 2010, compared to the revenues per contract of ¥0.6 million at the end of March 2009. Though we do not expect revenue per contract to grow in the fiscal year ending March 31, 2011 due to continuing competition, we believe that customer demand for higher bandwidth will continue as the use of broadband by corporate customers expands, and we will try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services to differentiate them from those of our competitors.

•
Increased demands for broadband services. Demand for broadband services such as IIJ FiberAccess/F, IIJ DSL/F and IIJ DSL/A are increasing steadily as the services are used more often to connect corporate branches and remote offices. The services uses ADSL lines at maximum 47 Mbps speed or optical lines at maximum 10 Mbps, 100 Mbps or 1Gbps as access lines. The number of contracts for IIJ FiberAccess/F and IIJ DSL/F increased to 28,663 for the fiscal year ended March 31, 2010 from 26,023 for the previous fiscal year. We also expect that it will also contribute to the increase of outsourcing services and systems integration revenues as usage and implementation of these connectivity services will increase the demand for outsourcing services such as security services and network systems integration.

•
Increased demands for Mobile Data Communications services. Demand for our mobile data communications service, IIJ Mobile Service, which is provided under MVNO is increasing rapidly after the introduction in January 2008. The number of contracts for IIJ Mobile Service increased to 32,315 for the fiscal year ended March 31, 2010 from 19,698 for the previous fiscal year. Corporate customers who are highly security conscious are looking for data communication services with high security features such as VPN access and private access. We also expect that it will also contribute to the increase of outsourcing services and systems integration revenues as usage and implementation of these connectivity services will increase the demand for outsourcing services such as security services and network systems integration.

Connectivity services for home use

Our revenues from connectivity services for home use accounted for 10.1% of our total revenues for the fiscal year ended March 31, 2010, 9.4% for the fiscal year ended March 31, 2009, and 8.1% for the fiscal year ended March 31, 2008. Revenues from connectivity services for home user depend on the size of our customer base and pricing. The size of our customer base depends primarily on the popularity of services under the hi-ho brand name, our OEM services, and the attractiveness of our service offerings which is measured primarily by the quality of service provided to subscribers and our ability to attract new customers by offering remote access solutions in combination with various access and security services.

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

While the number of contracts for connectivity services for home use decreased to 400,667 as of March 31, 2010 compared to 443,412 as of March 31, 2009, users are shifting from dial-up and ADSL services to optical line services which charges higher monthly fees. Additionally, from December 2008, high-speed mobile data communications service for home use was introduced under hi-ho and the IIJ brand which also contributed to revenue growth.

Outsourcing Services

Our revenues from outsourcing services accounted for 23.9% of our total revenues for the fiscal year ended March 31, 2010, 22.1% for the fiscal year ended March 31, 2009, and 20.5% of our revenues for the fiscal year ended March 31, 2008. Outsourcing services consist of network-related services, server-related services, security-related services and data center-related facility services and operation and management services. For the fiscal year ended March 31, 2010, outsourcing services revenues increased to ¥16.3 billion from ¥15.4 billion for the fiscal year ended March 31, 2009 and from ¥13.7 billion for the fiscal year ended March 31, 2008. The increase is primarily due to the increasing demands for these services from our corporate connectivity customers.

The growth of these services is primarily due to the increase in demand for security services, data center services and network outsourcing services such as e-mail security services, data center operations, VPN services for customers’ internal networks and customer support. We expect that corporate customers will continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of outsourcing services to enhance productivity, reduce costs and improve service reliability. Additionally, in November 2009, we launched our new cloud computing service “IIJ GIO” which is expected to contribute to revenue growth in the near future. As a result, we expect our revenue from outsourcing services will continue to grow.

Systems integration revenues, including related equipment sales revenues

Our systems integration revenue consists of systems construction and systems operation and maintenance.

Systems construction, which is a one-time revenue, accounted for 16.7% of our total revenues for the fiscal year ended March 31, 2010, 21.0% for the fiscal year ended March 31, 2009, and 27.0% for the fiscal year ended March 31, 2008. Systems construction revenues, including related equipment sales revenues for the fiscal year ended March 31, 2010 decreased by 22.5% from the previous fiscal year heavily affected by the lack of IT investment. Systems construction revenues were significantly affected by the weak Japanese economy, as it was in the previous fiscal year, and as a result, many large projects were delayed or postponed or scaled-down.

Systems operation and maintenance, which are monthly recurring revenues, accounted for 27.5% of our total revenues for the fiscal year ended March 31, 2010, 27.2% for the fiscal year ended March 31, 2009, and 23.9% for the fiscal year ended March 31, 2008. Systems operation and maintenance revenues decreased affected by the cost reduction and scale-down pressure from large accounts and by the decrease in the number of new engagements for systems construction.

For the fiscal year ending March 31, 2011, it is difficult for us to expect a full recovery in IT-related investments from Japanese corporate customers, which as a result, may have an adverse effect on our systems integration revenue growth and future operations. We expect one-time revenues from systems construction to continue to be strongly affected by the Japanese economic situation and also by seasonal fluctuations in the fiscal year. The primary seasonal variations in systems construction revenues relate to budgetary cycles of Japanese companies which generally end in March. Systems construction revenues can also fluctuate significantly in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast. However, for the mid-to long term, we believe demand for these IT-related investments from Japanese companies will increase as it is indispensable for Japanese companies to facilitate the use of new IP technology to increase their competitiveness against their competitors. IP technology is also available to reduce their network-related costs. We anticipate that Japanese companies will increase the use of IT-related investments for their network systems when the general economic situation and the business results of the particular Japanese companies recover.

Equipment sales revenues

Our equipment sales revenues consist primarily of sales of networking and other related equipment as requested by our customers, other than that provided in connection with our systems integration services. Our equipment sales revenues accounted for 1.1% of our total revenues for the fiscal year ended March 31, 2010, 1.4% for the fiscal year ended March 31, 2009, and 2.3% for the fiscal year ended March 31, 2008. Our equipment sales revenues can fluctuate significantly, in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.

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

As of March 31, 2010, Trust Networks operated 136 ATMs. Revenue from our ATM operation business was ¥207 million for the fiscal year ended March 31, 2010 and as of August 2010, 140 ATMs are placed.

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

•
Range of service offerings. To increase our revenues from business users, we provide a wide variety of services and are introducing new services. For Internet connectivity services, we added mobile access service. Additionally, we introduced security options for the mobile service which are accounted in outsourcing service revenues. We have also opened a new Internet data centers to strengthen our multi-site data center solutions. In November 2009, we launched our new cloud computing service “IIJ GIO”. We believe these steps will allow us to sell a greater variety of services to our high-end corporate users and to capture a greater amount of the current growth and demand. However, we will still be strongly dependent on Japanese companies and their Information Technology budgets. The weak Japanese economy is also expected to continue to affect our overall revenues, especially with respect to systems construction revenues. We expect Internet usage to continue to grow rapidly in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to offer a broad range of services to meet our customers’ demands will significantly influence our future revenues.

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

•
Synergies between group companies. The group works together as a team to provide network solutions to our customers, mainly corporate and governmental organizations. We expect to realize group synergy with IIJ-Global, a new subsidiary which became IIJ’s 100% owned consolidated subsidiary on September 1, 2010, by providing our network solution to the acquired customers through this acquisition, by providing WAN services to our client bases. Although how the revenue from this business will be accounted for is yet uncertain, we expect to expand the scale of our business through this acquisition.

Costs and expenses

Costs and expenses include cost of connectivity and outsourcing services revenues, cost of systems integration revenues, cost of equipment sales revenues, cost of ATM operation business revenues, sales and marketing expenses, general and administrative expenses and research and development expenses.

Cost of connectivity and outsourcing services revenues

Our primary cost of connectivity and outsourcing services revenues is the leasing fees that we pay for the leased lines which comprise our network and for the dedicated local access lines that our subscribers use to connect with our network. Other primary components of our costs are depreciation and amortization of capital leases for network equipment, personnel and other costs for technical and customer support staff and network operation center related costs. Most of our network equipment is leased rather than purchased to take advantage of the financing provided by a capital lease arrangement.

We have made continuous investments in the past years in developing and expanding our network. However, along with the increase in revenues, our costs have slightly increased. For the fiscal year ended March 31, 2010, our leased line and other connectivity costs were ¥12.5 billion or 33.8% of our connectivity and outsourcing services revenues. For the previous fiscal year, these costs were ¥12.3 billion or 35.0% of our connectivity and outsourcing services revenues.

•
Backbone cost. Backbone cost for the fiscal year ended March 31, 2010 was ¥3.7 billion, almost the same as the fiscal year ended March 31, 2009. We do not expect that our backbone cost will increase significantly as compared with recent fiscal years.

•
Dedicated local access line costs. We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs for the fiscal year ended March 31, 2010 were ¥8.3 billion, increased by 1.9%, compared to the cost for the fiscal year ended March 31, 2009. This increase was mainly resulted from the increase in connectivity and outsourcing service revenues. Other connectivity costs were ¥0.5 billion for the fiscal year ended March 31, 2010, nearly the same as the previous fiscal year.

Depreciation and amortization cost related to connectivity and outsourcing service revenues decreased to ¥3.3 billion for the fiscal year ended March 31, 2010 from ¥3.5 billion for the fiscal year ended March 31, 2009. Total capital expenditures for the fiscal year ended March 31, 2010 decrease to ¥5.6 billion from ¥7.0 billion for the fiscal year ended March 31, 2009. We do not expect that the depreciation and amortization will change significantly compared with recent fiscal years.

Costs of systems integration revenues and equipment sales

The cost of our systems integration revenues and equipment sales consists of purchasing costs, personnel-related costs, outsourcing-related costs and network operation-related costs and other costs. Purchasing costs increases or decreases in tandem with systems integration revenues and equipment sales revenues. Personnel and outsourcing-related costs are mainly costs of engineering staff. Network operation-related costs are costs such as depreciation and amortization of capital leases for system-related equipments. The main determinant of whether our gross margin will increase or decrease depends on whether we can secure profit for each systems integration project, whether we are able to adequately control the man-hour for each systems integration project as initially estimated and whether we are able to achieve enough revenue that covers our total costs. For the fiscal year ending March 31, 2011, we will continue to focus on controlling personnel and outsourcing costs adequately with the assumption that systems construction revenue will not increase much due to the weak Japanese economy.

Costs of ATM Operation Business

Our cost of ATM operation business consists primarily of systems related cost including up front system development and outsourcing related costs. During the fourth quarter of fiscal year ended March 31, 2010, the ATM operation business recorded approximately ¥0.3 billion in cost and we expect that this level in cost will continue quarter by quarter in the fiscal year ending March 31, 2011. In addition, if the ATM operation business start up in accordance with its plan, additional capital expenditures including capitalized lease related to the placement of ATMs in places such as Japanese pinball shops, operation and maintenance fees and other costs will increase.

Sales and marketing

Our sales and marketing expenses consist primarily of costs related to personnel, sales activities, marketing activities, general advertising expenses and written-off accounts receivable. Our sales and marketing expenses will increase to the extent that we expand our operations and increase our sales and marketing activities. We expect sales and marketing expenses to slightly increase in the fiscal year ending March 31, 2011 in accordance with our business growth. We also expect sales and marketing expenses relating to IIJ-Global to increase.

General and administrative

Our general and administrative expenses include primarily expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. Our general and administrative expenses will increase to the extent that we grow our business and add new graduates. We expect general and administrative expenses to slightly increase in the fiscal year ending March 31, 2011 in accordance with our business growth. However, we plan to keep tight control over the number of outsourcing personnel and hiring of personnel other than new graduates. We also expect general and administrative expenses relating to IIJ-Global to increase.

Research and development

Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. We expect the research and development expenses will increase for the fiscal year ending March 31, 2011 as we focus on strengthening our research and development organizations.

Other income (expenses)

Our other income and expenses include interest income and expenses and other primary items such as foreign exchange gains or losses, gains on sales of other investments and impairment losses on write-downs of other investments in certain marketable and nonmarketable equity securities.

•
Interest expense. Most of our interest expense is from bank borrowing and capital leases. Interest income and interest expenses are also affected by the fluctuation of market interest rates and our total amount of outstanding borrowings. If we increase capital leases or borrowings in order to finance further development of our backbone, data centers and for other investments, interest expenses will increase. As we increased short-term bank borrowings relating to the acquisition of IIJ-Global from AT&T Japan on September 1, 2010, interest expenses will increase.

•
Impairment of other investments. We hold other investments comprised of available-for-sale securities, nonmarketable equity securities and funds. The book values of other investments are affected by the fluctuation in the market price or the decrease in fair values of nonmarketable investments and funds. If a decrease below cost in the market price or fair value of an investment is judged to be other than temporary, we will have impairment losses on other investments.

Income Tax Expense (Benefit)

Our income tax expense (benefit) is affected by deferred tax assets related to tax operating loss carryforwards. We recorded deferred tax expense of ¥0.8 billion for the fiscal year ended March 31, 2010 and deferred tax expense of ¥0.6 billion for the fiscal year ended March 31, 2009. As of March 31, 2010, we had deferred tax asset (current) of ¥1.6 billion and deferred tax asset (noncurrent) of ¥0.7 billion, respectively, which will result in deferred tax expense in the future.

E.      Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements as is defined for purposes of Item 5.E. of Form 20-F.

F.      Tabular Disclosure of Contractual Obligations.

The following table shows our material contractual payment obligations under our agreements as of March 31, 2010:

	Payments due by period (in millions of yen)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Capital lease obligations	6,678	2,889	3,267	518	4
Operating lease obligations	7,434	3,264	2,605	861	704
Total (1) (2) (3) (4)	¥14,112	¥6,153	¥5,872	¥1,379	¥708

_______________
(1)	In addition to the above;

•	We plan to contribute ¥101 million to our defined benefit pension plan in the fiscal year ending March 31, 2011.

•
In May 2006, in January 2007 and in January 2008, IIJ made agreements (three agreements in total) to invest in funds which invest mainly in unlisted stocks with an investment advisory company. IIJ committed to provide up to $5 million for each fund ($15 million in total) at its request in several future years. IIJ has provided a total of ¥650 million ($6,959 thousand) to them as of March 31, 2010.  (Please refer to Note 15 to our consolidated financial statements).

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

(4)
The table above does not include an unrecognized tax benefit of ¥9 million. For unrecognized tax benefit, see Note 10 “Income Taxes” to our consolidated financial statements included in this annual report on Form 20-F.

G.     Safe Harbor.

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

Item 6. Directors, Senior Management and Employees.

A.      Directors and Senior Management.

The Company's Board of Directors consists of 12 directors, including four outside directors. The Company's Board of Company Auditors consists of four company auditors, three of whom are outside company auditors, including an attorney from a Japanese law firm and a certified public accountant. Separately, the Company has an internal auditing office consisting of two members, including a general manager.

Additionally, we introduced an executive officer system in 2010 with the aim to　further enhance our corporate governance by separating its decision making, supervisory function and business execution function.

The following table provides information about our directors and company auditors as of September 17, 2010:

Name	Position	Date of birth	Current term expires	Initial appointment date	Numbers of Shares Owned (1)	Percentage of Shares Owned (1)
Koichi Suzuki	President, Chief Executive Officer and Representative Director	Sep. 3, 1946	June 2011	Dec. 1992	12,893	6.24%
Senji Yamamoto	Executive Vice President	Apr. 14, 1946	June 2012	June 2006	80	0.04%
Hideshi Hojo	Senior Managing Director	Dec. 22, 1957	June 2011	June 2000	108	0.05%
Takeshi Kikuchi	Senior Managing Director	Apr. 27, 1959	June 2012	June 2010	292	0.14%
Hitoshi Imafuku	Senior Managing Director	Apr. 2, 1957	June 2011	June 2009	2	0.00%
Takamichi Miyoshi	Managing Director	May 5, 1963	June 2012	June 2002	393	0.19%
Akihisa Watai	Managing Director, Chief Financial Officer and Chief Accounting Officer	Sep. 30, 1965	June 2012	June 2004	52	0.03%
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2012	June 2004	0	—
Takashi Hiroi	Director	Feb. 13, 1963	June 2012	June 2004	0	—
Junnosuke Furukawa	Director	Dec. 5, 1935	June 2011	June 2005	0	—
Shingo Oda	Director	Nov. 8, 1944	June 2012	June 2008	0	—
Yoshifumi Nishikawa	Director	Aug. 3, 1938	June 2012	June 2005	0	—

Kazuhiro Ohira	Company Auditor	Dec. 26, 1957	June 2012	June 2010	0	—
Shunichi Kozasa	Company Auditor	Jan. 11, 1949	June 2013	June 2010	100	0.05%
Masaki Okada	Company Auditor	Jan. 9, 1959	June 2012	June 2004	0	—
Masaaki Koizumi	Company Auditor	Oct. 4, 1964	June 2012	June 2004	0	—
_________
(1)	The number of IIJ shares owned as of September 17, 2010.

Koichi Suzuki has been our president and representative director since April 1994, and has approximately 30 years of experience in the computer and communications industries. In addition, Mr. Suzuki is chairman of hi-ho, and president of Net Care, Multifeed and GDX. He also serves as chairman of IIJ-A, and a director of IIJ-Global, i-Heart, TCC and IIJ-II. From December 1992 to April 1994, Mr. Suzuki was a director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.

Senji Yamamoto has served as a director of IIJ since June 2006 and as Executive Vice President since April 2010. Mr. Yamamoto also serves as chairman and representative director of IIJ-Global since September 1, 2010. Mr. Yamamoto was vice chairman and representative director of IIJ-Tech, and president and representative director of IIJ-FS from June 2006 to March 2010. From June 2000 to October 2005, Mr. Yamamoto was president and CEO of Sony Communication Network Corporation (Currently So-net Entertainment Corporation).

Hideshi Hojo has served as senior managing director of IIJ since June 2006 and as division director of Enterprise Business Division 1 since April 2010. Mr. Hojo is also a director of IIJ-Global, Net Care, i-revo and NCJ. From February 1998 to June 2000, Mr. Hojo acted as general manager of the Sales Division, from June 2000 to June 2002 as a director, from June 2002 to August 2003 as managing director and division director of the Sales & Marketing Department, and from August 2003 to March 2010 as division director of the Sales Department. Mr. Hojo joined us in 1996. Prior to joining us, Mr. Hojo had 16 years of experience in the field of sales working for the Itochu Group.

Takeshi Kikuchi was appointed as senior managing director of IIJ in June 2010 and is serving as division director of Enterprise Business Division 2. Mr. Kikuchi joined Itochu Corporation in April 1983 and was temporarily transferred to IIJ from April 1996. In July 1999, Mr. Kikuchi joined IIJ-Tech permanently and was president of IIJ-Tech from October 2005 to March 2010.

Hitoshi Imafuku was appointed as senior managing director of IIJ in June 2009. Mr. Imafuku joined us in 2009 and is serving as division director of Regional Division. Mr. Imafuku joined NTT in April 1980 and prior to joining us, he worked as General Manager of NTT West Kagoshima Branch from July 2006.

Takamichi Miyoshi was appointed as managing director of IIJ in June 2010. Mr. Miyoshi is also a director of Multifeed. Mr. Miyoshi joined us in April 1993. From October 1994, Mr. Miyoshi acted as general manager of the Network Operations and Systems Administration Division.

Akihisa Watai was appointed as managing director of IIJ and division director of Finance and Planning Division in June 2010 and has served as chief financial officer and chief accounting officer since June 2004. Mr. Watai is a director of NCJ and Trust Networks, and a company auditor of i-revo, IIJ-Global, TCC and IIJ-II. From June 2004 to March 2010, Mr. Watai has served as director of IIJ. Mr. Watai joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1989 and was temporarily transferred to IIJ from August 1996. In February 2000, Mr. Watai joined IIJ permanently and has been general manager of the Finance Division since April 2004.

Yasurou Tanahashi has served as an outside director of IIJ since June 2004. Mr. Tanahashi has served as an advisor of NS Solutions Corporation, an affiliated company of Nippon Steel Corporation from June 2007 to June 2009. Mr. Tanahashi had been president and representative director of NS Solutions Corporation since April 2000 and had been chairman of NS Solutions Corporation since April 2003.

Takashi Hiroi has served as an outside director of IIJ since June 2004. Mr. Hiroi joined NTT in April 1986 and has been serving as General Manager of Business Planning Division of NTT since July 2009.

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

Hirofumi Nishikawa was appointed as director of IIJ in June 2010 and has been an Advisor to Sumitomo Mitsui Financial Group, Inc. since October 2009. Mr. Nishikawa served as outside director of IIJ from June 2005 to September 2007. Mr. Nishikawa was president and Chief Executive Officer of Japan Post Corporation (currently Japan Post Holdings Co., Ltd.) from January 2006 to September 2009. Mr. Nishikawa joined the Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1961 and was President of Sumitomo Mitsui Financial Group, Inc. from December 2002 to May 2005. Currently, Mr. Nishikawa is serving as Honorary Advisor of Sumitomo Mitsui Financial Group, Inc.

Kazuhiro Ohira has been appointed as company auditor of IIJ in June 2010. Mr. Ohira is a company auditor of Trust Networks, NCJ and IIJ-Global. Mr. Ohira was General Manager of International Business Management Dept. of Dai-Ichi Life Insurance Company, Ltd.

Shunichi Kozasa was appointed as company auditor of IIJ in June 2010. Mr. Kozasa is a company auditor of Net Care and hi-ho. Mr. Kozasa joined IIJ as the head of our regional office in Osaka in April 1998 and has served as Director of the Company from June 1999 to June 2002. Prior to joining us, Mr. Kozasa worked at NTT for over 20 years, most recently as a general manager of the corporate sales division.

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

The following table provides information about our executive officers as of September 17, 2010:

Name	Position	Responsibility
Tsutomu Yoshihara	Senior Executive Officer	Chief Information Officer
Chiaki Furuya	Senior Executive Officer	Senior Executive Officer of Administrative Division
Masayoshi Tobita	Executive Managing Officer	Executive Managing Officer of Administrative Division Operation Management Department
Kazuhiro Tokita	Executive Managing Officer	Executive Managing Officer of Financial Systems Business Division
Junichi Shimagami	Executive Managing Officer	Executive Managing Officer of Service Division
Kiyoshi Ishida	Executive Officer	Executive Officer of SEIL Business Unit
Yasumitsu Iizuka	Executive Officer	Executive Officer of Government, Public & Educational Organization Business Division
Kokichi Matsumoto	Executive Officer	Executive Officer of Marketing Division

B.	Compensation.

The aggregate compensation to the IIJ’s directors and company auditors during the fiscal year ended March 31, 2010 was as follows:

		Breakdown of Compensation (in millions of yen)
Position	Total Compensation	Base Salary	Liability for Retirement Benefit	Others	Number of Persons
Directors*	¥225	¥200	¥24	¥1	11
Company Auditors**	4	4	-	-	1
Outside Directors/ Outside Company Auditors	31	30	1	0	6

_________
(1)
Starting with its annual securities report for the year ended March 31, 2010 filed with the Ministry of Finance, a Japanese listed company is required to disclose the individual compensation of any director, executive officer or corporate auditor if it is ¥100 million or more. For fiscal 2010, there were no director, executive officer or corporate auditor received compensation of over ¥100 million.

(2)
Upper limits on compensation for directors and company auditors are determined at a general meeting of shareholders of the Company. Within the upper limit approved by the shareholders' meeting, the Board of Directors will resolve the amount of compensation for each director and the Board of Company Auditors will determine the amount of compensation for each company auditor, respectively

* Excluding Outside Directors

** Excluding Outside Company Auditors

For the fiscal year ended March 31, 2010, the aggregate compensation we paid or accrued for all of our executive officers, directors and company auditors was approximately ¥542 million. We established a retirement plan for full-time directors in March 2007. We recorded a liability for retirement benefits for standing directors and company auditors of ¥213 million, which would be required if they retire as of March 31, 2010. The liability for retirement benefits of ¥42 million recognized for the fiscal year ended March 31, 2010 is included in the aggregate amount of compensation shown above. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

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

LIMITATION OF LIABILITIES OF SOME OUTSIDE DIRECTORS AND AUDITORS

We have entered into an agreement with four of our outside directors, Mr. Junnosuke Furukawa, Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda, and two of our outside company auditors, Mr. Masaki Okada and Mr. Masaaki Koizumi that limits their liabilities to us for damages suffered by us due to their acts taken in good faith and without gross negligence, amounting to ¥10 million or the aggregate of the amounts set forth in Article 427 paragraph 1 of the Corporation Law of Japan, whichever is higher. For further discussion, see Item 10.C. Material Contracts and Exhibit 4.5 of this annual report.

D.	Employees.

As of March 31, 2010, we had 1,687 employees, including employees of our consolidated subsidiaries, and we had 1,602 employees as of March 31, 2009 and 1,373 employees as of March 31, 2008. The following table shows the breakdown of the employees by main category of activity.

	For the fiscal year ended March 31,
	2008	2009	2010
	(number of employees)
Engineering	941	1,075	1,136
Sales	245	298	297
Administration	187	229	254

Except for the 21 employees in the United States employed by our subsidiary, IIJ-A, all of our employees work in Japan. We have never experienced any labor disputes and consider our labor relations to be good. To our knowledge, none of our employees is a member of any union.

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

•
April 2000 Stock Option Plan. In April 2000, we implemented a stock option plan under which our directors and employees were granted 295 options to acquire a total of 1,475 shares or 590,000 ADS equivalents, or approximately 1.2% of total outstanding shares on that date. The options were granted to 34 directors and employees on May 31, 2000. The option exercise price was determined by setting the price at 5% above the 30-day moving average of closing market prices beginning 45 days prior to the date of grant, which was ¥2,611,112 per share and has been subsequently adjusted to ¥2,163,418 as a result of issuances of common shares. The options expired in April 2010, which were exercisable for eight years from April 8, 2002, the date on which the options became fully vested.

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

Employee Stock Purchase Plan

The Employee Stock Purchase Plan was implemented in December 1995 and was amended on April 1, 2010 in connection with the merger of the two consolidated subsidiaries, IIJ-TECH and IIJ-FS. The Plan was also amended in connection with the introduction of the Executive Officer System. The employee stockholding association provides designated employees with the opportunity to purchase shares at market value. Shares are basically held in the name of the employee stock purchase program until employees leave the association, due to resignation or retirement. The representative of the employee shareholders' association exercises voting rights in accordance with the instructions of each employee shareholder. As of March 31, 2010, the association holds 2,035 shares of common stock, or 1.0% of our outstanding shares.

Director Stock Purchase Plan

The Director Stock Purchase Plan was implemented in November 2007. On April 1, 2010, the plan was amended in connection with the introduction of the Executive Officer System. The plan provides designated directors and executive officers of IIJ and its wholly-owned subsidiaries with the opportunity to purchase IIJ common shares at market value, every month, with a fixed amount of their own money through a designated security broker.

Item 7. Major Shareholders and Related Party Transactions.

A.     Major Shareholders.

The following table shows information regarding beneficial ownership of our common stock as of March 31, 2010 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and SEC.

	Outstanding Voting Shares as of March 31, 2010 (3)
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates (1)	60,675	30.0%
Koichi Suzuki	12,873	6.4
Itochu Corporation	10,430	5.1
Directors and executive officers as a group (2)	13,663	6.7
___________

(1)
Includes NTT, which owns 50,475 shares, or 24.9% of our outstanding voting shares and 24.4% of our total issued shares, and NTT Communications, which owns 10,200 shares, or 5.0% of our outstanding voting shares and 4.9% of our total issued shares.

(2)	Includes Koichi Suzuki’s holdings which are also separately set forth above. No other director or executive officer except for Koichi Suzuki is a beneficial owner of more than 5%.

(3)	As of March 31, 2010, the Company held 3,934 shares of the Company as treasury stock.

Our major shareholders have the same voting rights as other holders of our common stock.

According to our register of shareholders, as of March 31, 2010, there were 4,488 holders of common stock of record worldwide. As of March 31, 2010, The Bank of New York Mellon, depositary for our ADSs, held 6.4% of the outstanding common stock on that date. According to The Bank of New York Mellon, as of March 31, 2010, there were 21 ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 206,478 shares of common stock outstanding as of March 31, 2010, 13,289 shares were held in the form of 5,315,600 ADSs.

On June 25, 2010, the Board of Directors of IIJ resolved to sell 140 shares of IIJ’s shares, held as treasury stock, at market price partly in exchange of the retirement allowance to 11 Retired Directors and officers of IIJ, IIJ-Tech and IIJ-FS, as an incentive for them to contribute to the Company's mid to long term business growth. The 11 Directors and officers of IIJ, IIJ-Tech and IIJ-FS whom received this allocation are those 1) who have retired from the positions of Director of IIJ at the 18th Ordinary Meeting of Shareholders of IIJ, 2) those who were Directors of IIJ-Tech and IIJ-FS which were merged into IIJ on April 1, 2010, and 3) those whom will continue to execute the duties and operations of the Company. As of September 17, 2010, the Company held 3,794 shares of the Company as treasury stock.

B.     Related Party Transactions.

NTT-affiliated Companies. From April 1, 2009 through March 31, 2010, we have paid ¥7.2 billion for international and domestic backbone and local access line costs to NTT-affiliated companies such as NTT Communications, NTT East and NTT and NTT West. In addition, we paid ¥3.8 billion for co-location costs and telecommunication expenses to NTT Communications, NTT East and NTT West and paid ¥0.3 billion for other costs, mainly outsourcing costs to NTT Communications, NTT East and NTT West. We received payments of ¥0.9 billion for OEM services, Internet connectivity services and operation fees for data centers from NTT Communications, NTT East and NTT West. On an ongoing basis in the ordinary course of business, we pay NTT-affiliated companies for international and domestic backbone and local access line costs and for co-location costs and telecommunications expenses and receive payments from NTT-affiliated companies for OEM services, Internet connectivity services and operating fees for data centers. We do not have any outstanding loans between NTT and its affiliated companies and us.

Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the fiscal year ended March 31, 2010 are presented as follows:

millions of yen
Accounts receivable	¥68
Accounts payable	25
Revenues	676
Costs and expenses	261

As of March 31, 2010, we had loans to an equity method investee of which the carrying amount, net of valuation allowance was ¥35 million.

Except as described above, since March 31, 2005, there has been no transaction with or loan between us or any of our subsidiaries and:

•	any enterprise that directly or indirectly controls, is controlled by, or is in common control with us or any of our subsidiaries,

•	any director, officer, company auditor or family member of any of the preceding or any enterprise over which such person directly or indirectly is able to exercise significant influence,

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

Transactions with Outside Directors and Auditors. On June 27, 2008, we entered into an agreement on limited liability with our outside company auditors, Mr. Masaki Okada and Mr. Masaaki Koizumi, on June 26, 2009, we entered into an agreement on limited liability with Mr. Junnosuke Furukawa, our outside director and on June 25, 2010, we entered into additional agreements on limited liability with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda, our outside directors, pursuant to which their liability for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million. For further discussion, see Item 10.C. Material Contracts and Exhibit 4.5 of this annual report.

C.     Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

A.     Consolidated Statements and Other Financial Information.

Financial Statements

The consolidated financial statements required by this item begin on page F-1.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is in Item 4.B.

Dividend Policy

Our basic dividend policy is that we pay dividends to our shareholders continuously and in a stable manner while considering the need to have retained earnings for the enhancement of financial position, medium and long-term business expansion and new business development. Under Japanese law, a company is required to have retained earnings, without accumulated deficit, in order to be able to conduct certain types of capital-related transactions such as payments of dividends in general. The ordinary general meeting of shareholders held in June 2006 approved the elimination of accumulated deficit through the reduction of additional-paid in capital and common stock in our non-consolidated financial statements under generally accepted accounting principles in Japan. In November 2009, IIJ’s board of directors resolved to pay an interim cash dividend to shareholders of record at September 30, 2009 of ¥1,000 per share of common stock. On June 25, 2010, the ordinary general meeting of shareholders approved the payment of year-end cash dividend to shareholders of record at March 31, 2010 of ¥1,250 per share of common stock.

B.     Significant Changes.

Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2010, the date of our last audited financial statements.

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

The following table shows, for the periods indicated, the high and low price of our ADSs and shares of common stock on the TSE for the periods indicated:

	Nasdaq (1) (per ADS)		TSE (1) (2) (per share of common stock)
Fiscal year ended/ending March 31,	High	Low	High	Low
2006	$14.88	$3.04	¥584,000	¥409,000
2007	10.65	6.41	517,000	296,000
2008	11.00	6.21	490,000	270,000
2009	9.72	1.80	428,000	71,800
First Quarter	9.72	7.80	428,000	315,000
Second Quarter	9.40	3.97	417,000	176,100
Third Quarter	5.38	1.82	251,900	71,800
Fourth Quarter	3.43	1.80	107,800	77,900
2010	6.33	2.50	246,400	99,500
First Quarter	4.40	2.50	169,000	99,500
Second Quarter	6.33	3.65	246,400	137,800
Third Quarter	6.26	4.48	233,900	162,600
Fourth Quarter	5.84	4.09	219,500	150,700
2011
First Quarter	7.66	5.13	288,900	194,100
Month
March 2010	5.84	4.84	219,500	171,000
April 2010	6.43	5.13	244,000	195,700
May 2010	6.46	5.45	259,300	194,100
June 2010	7.66	5.43	288,900	198,700
July 2010	8.37	6.70	292,000	235,000
August 2010	7.43	5.90	258,500	202,000
September 2010(3)	6.82	6.14	234,700	206,700
___________

(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

(2)	Our shares of common stock had been quoted on the Mothers market of the TSE since December 2, 2005 and were transferred to the First Section of the TSE on December 14, 2006.

(3)	The high and low prices of our ADSs and shares of common stock were the prices quoted during the period, from August 1, 2010 to September 27, 2010.

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

The Corporation Law of Japan provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders' meeting, the Board of Directors will determine the amount of compensation for each director. The Board of Directors may, by its resolution, leave such decision to the president’s discretion.

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

 Rights of Shareholders of our Common Stock

We have issued only one class of shares, our common stock. Rights of holders of shares of our common stock have under the Corporation Law of Japan and our Articles of Incorporation include:

•
the right to receive dividends when the payment of dividends has been approved at a shareholders' meeting, with this right lapsing three full years after the due date for payment according to a provision in our Articles of Incorporation,

•
the right to receive interim dividends as provided for in our Articles of Incorporation, with this right lapsing three full years after the due date for payment according to a provision in our Articles of Incorporation,

•	the right to vote at a shareholders' meeting (cumulative voting is not allowed under our Articles of Incorporation),

•	the right to receive surplus in the event of liquidation, and

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

Shareholders who have held 3% or more of the total number of voting rights of all shareholders (or our total outstanding shares) for six months or more have certain rights under the Corporation law of Japan which includes the rights to:

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

Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on the determination of our Board of Directors. A shareholder having held 3% or more of our total outstanding shares for six months or more is entitled to demand the directors to convene a shareholders' meeting under the Corporation Law of Japan. Under our Articles of Incorporation, shareholders of record as of March 31 of each year have the right to attend the annual general meeting of our shareholders. We may, by prescribing a Record Date, determine the shareholders who are stated or recorded in the shareholder registry on the Record Date as the shareholders entitled to extraordinary general meetings of our shareholders, and in this case, we are required to make a public notice of Record Date at least two weeks prior to the Record Date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders' meeting.

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

Stock Purchase Agreement. We entered into a Stock Purchase Agreement on June 1, 2010, between IIJ and AT&T Japan. On September 1, 2010, IIJ made IIJ-Global its 100% owned consolidated subsidiary by acquiring the stock of IIJ-Global from AT&T Japan. IIJ-Global succeeded mainly the domestic network outsourcing service business such as the WAN services which are mainly provided to approximately 1,600 domestic corporate customers. The acquisition price was ¥9.2 billion, and was purchased using mainly short-term bank borrowings. The Stock Purchase Agreement is filed as Exhibit 4.6 of this annual report.

Solutions Engagement Agreement. IIJ Global entered into a Solutions Engagement Agreement on June 1, 2010, between IBM Japan Ltd. The Solutions Engagement Agreement, which contains indemnification, establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, the largest sales partner of IIJ-Global. IIJ-Global will provide and perform services, functions, responsibilities and others in a way that were being provided and performed by AT&T Japan. This agreement will remain in effect until terminated. The Solutions Engagement Agreement is filed as Exhibit 4.7 of this annual report.

Guarantee Letter Related to The Solutions Engagement Agreement between IBM Japan Ltd and Communications Services KK. We entered into a Guarantee Letter Related to The Solutions Engagement Agreement between IBM Japan Ltd and Communications Services KK on June 1, 2010, with IBM Japan Ltd. In this Agreement, we guarantee the indemnification mentioned in the Solutions Engagement Agreement for one year. The Guarantee Letter Related to The Solutions Engagement Agreement between IBM Japan Ltd and Communications Services KK is filed as Exhibit 4.8 of this annual report.

Limitation of Liability Agreements, dated June 27, 2008, June 26, 2009 and June 25, 2010, between Internet Initiative Japan Inc. and outside directors and outside company auditors. We entered into a Limitation of Liability Agreement with Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors on June 27, 2008, with Mr. Junnosuke Furukawa as our outside director on June 26, 2009, and with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside directors on June 25, 2010, respectively, under which we limit the liability of outside directors in accordance to the rules defined in Article 427 of the Corporation Law of Japan. Under the terms of the agreements on limited liability, the liability of outside directors and auditors for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million. The agreements on limited liability are automatically renewed if the outside directors and auditors are re-elected and terminate when the outside directors and auditors subject to the agreements on limited liability become a director, executive officer or employee of the Company. The full English translation of the Agreement on Limited Liability is filed as Exhibit 4.5 of this annual report.

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

E.     Taxation.

Japanese Taxation

The following is a discussion summarizing material Japanese tax consequences to an owner of shares or ADSs who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date hereof. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves as to:

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law,

•	the laws of the jurisdiction of which they are resident, and

•	any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

For purposes of the Treaty and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident individual of Japan or a non-Japanese corporation as a holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits, in general, are not subject to Japanese income tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident individual of Japan or a non-Japanese corporation is 20%. With respect to dividends paid on listed shares issued by Japanese Corporation (such as our shares) to non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be paid by December 31, 2011, and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of a company. As of date of this annual report, Japan has entered into income tax treaties, conventions or agreements, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland, and 10% under the income tax treaties with Australia, France, the U.K. and the United States).

Under the Convention between the Government of Japan and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Convention”), the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a U.S. holder that does not have a permanent establishment in Japan is limited to 10% for most qualified portfolio investors and 5% if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% (but not more than 50%) of the voting stock of the Japanese corporation. The Convention provides that no Japanese tax will be imposed on dividends paid to qualified pension fund that is a United States resident, if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

Under Japanese tax law, the maximum rate applicable under the tax treaties conventions or agreements shall be applicable, subject to completion of below-described application procedures, except when such maximum rate is higher than the Japanese statutory rate.

Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by IIJ must submit the required form in advance through IIJ to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for non-resident holders may provide such application service. With respect to ADSs, the reduced rate is applicable if The Bank of New York Mellon, as depositary, or its agent submits in duplicate two Application Forms for Income Tax Convention (one is For 4 subtitled “Extension of Time for Withholding of Tax on Dividends with respect to Foreign Depositary Receipt” to the payer of dividends, who has to file the original with the district director of tax office for the place where the payer resides, by the day before the payment of dividends and the other is Form 5 subtitled “Relief from Japanese Income Tax on Dividends with respect to Foreign Depositary Receipt” to the district director of tax office through the payer of Dividends in eight months from the day following the base date of payment of dividends for application purposes for which Form 4 has been submitted). To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable. The non-resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary. A non-resident holder of shares or ADSs who does not submit an application in advance will be entitled to claim from the relevant Japanese tax authority a refund of withholding taxes withheld in excess of the rate of an applicable tax treaty.

Gains derived from the sale of the shares or ADSs outside Japan, or from the sales of shares within Japan by a non-resident individual of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes provided that such gains are from portfolio investments where the shareholding ratio is within certain prescribed level.

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

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

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

For foreign tax credit purposes, dividends constitute income from sources outside the United States. Dividends will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

If you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

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

If your shares or ADSs are treated as marketable stock of a PFIC, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

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

Interest Rate Risk

As of March 31, 2010, our interest rate risk on short-term borrowings (Outstanding of ¥4.5 billion) was not material since the weighted average interest rate as of March 31, 2010 is reasonably low (0.905%) and we do not expect interest rates to rise sharply in the near future. As of March 31, 2009, our interest rate risk on short-term borrowings (Outstanding of ¥7.4 billion) was also immaterial. On September 1, 2010, we made IIJ-Global our 100% consolidated subsidiary by acquiring the stock of IIJ-Global from AT&T Japan for ¥9.2 billion. To meet the funding for this acquisition, we borrowed an additional ¥9.0 billion in short-term borrowings from Japanese banks.

We had no outstanding long-term borrowings and interest rate swap contracts as of March 31, 2009 and 2010, respectively.

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

Equity Price Risk

The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2009 and 2010, the fair value of such investments was ¥674 million and ¥867 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥67 million and ¥87 million as of March 31, 2009 and 2010, respectively. See Note 3 to our consolidated financial statements, included in this annual report on Form 20-F.

Foreign Currency Exchange Rate Risk

The assets held by us which are exposed to foreign currency exchange risk are U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $2,044 thousand (¥203 million) and $3,174 thousand (¥296 million) at March 31, 2009 and 2010, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would have been approximately ¥20 million and ¥30 million at March 31, 2009 and 2010, respectively.

Item 12. Description of Securities Other than Equity Securities.

A.     Debt Securities.

Not applicable.

B.     Warrants and Rights.

Not applicable.

C.     Other Securities.

Not applicable.

D.     American Depositary Shares.

Fees and charges payable by ADR Holders

The following table shows the fees and charges that a holder of our ADR may have to pay, either directly or indirectly:

Services	Fees (USD)
Taxes and other governmental charges	As applicable
Such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the Shareholders’ register of the Issuer or Foreign Registrar and applicable to transfers of Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals hereunder
As applicable
Such cable, telex and facsimile transmission expenses as are expressly provided in this Deposit Agreement	As applicable
Such expenses as are incurred by the Depositary in the conversion of Foreign Currency	As applicable
The execution and delivery of Receipts and the surrender of Receipts	$5.00 or less per 100 ADR
Any cash distribution made pursuant to the Deposit Agreement	$.02 or less per ADR
Receipt or Receipts for transfers made	$1.50 or less per certificate
The distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a results of the deposit of such securities, but which securities are instead distributed by the Depositary to Owners
As applicable

Fees and other payments made by the Depositary to the Issuer

For the fiscal year beginning April 1, 2009 and ending March 31, 2010,　The Bank of New York Mellon, as Depositary, reimbursed IIJ for the NASDAQ Stock Market listing fees of $30,000. The Bank of New York Mellon, as Depositary has also agreed to reimburse IIJ for its annual stock exchange (NASDAQ Stock Market) listing fees for future years. Furthermore, from April 1, 2009 to March 31, 2010, the Bank of New York Mellon has waived a total of $12,000 in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions in addition to their standard fees for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

As of the end of the fiscal year ended March 31, 2010, our management, with the participation of Koichi Suzuki, our president, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.

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

Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2010.

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

Under Rules 13a-15(f) of the Securities Exchange Act of 1934, internal control over financial reporting means a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets,

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2010.

The effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report, presented hereafter.

Changes in Internal Control Over Financial Reporting

As required by Securities Exchange Act Rule 13a-15(d), our management, including our principal executive officer and principal financial officer, also conducted an evaluation of our company's internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our company's internal control over financial reporting. Based on that evaluation, our management concluded that there has been no such change during the period covered by this report, and that our internal controls are functioning effectively.

(c) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Internet Initiative Japan Inc.:

We have audited the internal control over financial reporting of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.”  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2010 of the Company and our report dated September 28, 2010 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
September 28, 2010

(d) Changes in Internal Control Over Financial Reporting

With the participation of our chief executive officer and chief financial officer, our management also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2010. Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.     Code of Ethics.

At our Board of Directors Meeting on April 28, 2004, we adopted a Code of Ethics, the Internet Initiative Japan Code of Conduct, applicable to all employees and officers, including our chief executive officer, chief financial officer and chief accounting officer. The Code of Conduct is attached as Exhibit 11.1 of this annual report.

Item 16C.     Principal Accountant Fees and Services.

Independent Auditor Fees and Services

The Board of Directors engaged Deloitte Touche Tohmatsu to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2009 and 2010. The following table sets forth the aggregate fees billed for services rendered by Deloitte Touche Tohmatsu and its member firm for each of the last two fiscal years.

	Fiscal year ended March 31,
	2009	2010
	(millions of yen)

Audit fees (1)	97	105
Audit-related fees	－	－
Tax fees (2)	12	23
All other fees	－	－
Total fees	109	128
__________

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

All of the services provided by our independent registered public accounting firm from May 6, 2003, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2010 were pre-approved by the Board of Company Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Not applicable.

Item 16F.     Change in Registrant's Certifying Accountant.

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

Nasdaq Listing Rule 5605(b), Rule 5605(d) and Rule 5605(e) require that (i) a majority of the Board of Directors be independent directors as defined in Rule 5605(a)(2), (ii) independent directors have regularly scheduled meetings at which only they are present, (iii) compensation of the chief executive officer and other executive officers be determined, or recommended to the Board of Directors for determination, either by a majority of the independent directors or by a compensation committee comprised solely of independent directors, and (iv) director nominees be selected, or recommended for selection by the Board of Directors, either by a majority of the independent directors or by a nominations committee comprised solely of independent directors, in accordance with the nominations process set forth in a formal written charter or board resolution. For large Japanese companies under the Company Law of Japan including us, which employ a corporate governance system based on a Board of Company Auditors, Japan's Company Law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the company auditors, who are separate and independent from the company’s management. We are required to have at least 50% “outside” company auditors who must meet additional independence requirements under the Company Law. An outside company auditor is defined in the Company Law as a company auditor who had not served as a director, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment.

Nasdaq Listing Rule 5605(c) requires that (i) each issuer have adopted a formal written audit committee charter meeting the requirements of Rule 5605(c)(1) and (ii) the issuer have an audit committee of at least three members who are independent as defined under Rule 5605(a)(2), meet the independence criteria set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934 and satisfy certain other criteria. We employ the company auditor system as described above. Under this system, the Board of Company Auditors is a legally separate and independent body from the Board of Directors. The function of the Board of Company Auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express an opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders. We are required to have at least three company auditors. In addition, our auditors serve a longer term than our directors. With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, we rely on an exemption under paragraph (c)(3) of that rule which is available to foreign private issuers with boards of company auditors meeting certain criteria.

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

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries beginning on page F-1.

Item 19. Exhibits.

1.1	Articles of Incorporation, as amended (English translation)1
1.2	Share Handling Regulations, as amended (English translation) 1
1.3	Regulations of the Board of Directors, as amended (English translation)
1.4	Regulations of the Board of Company Auditors, as amended (English translation)2
2.1	Bylaws of the IIJ Group Employee Shareholders’ Association (English translation)
2.2
Form of Deposit Agreement among IIJ, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt3

2.3	Bylaws of the IIJ Group Director Stock Purchase Plan (English translation)
4.1	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (English translation)4
4.2	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (English translation)4
4.3	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation)5
4.4	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.6
4.5	Agreement on Limited Liability, dated June 27, 2008, June 26, 2009 and June 25, 2010, between Internet Initiative Japan Inc. and outside directors and outside company auditors7
4.6	Stock Purchase Agreement, dated June 1, 2010, between Internet Initiative Japan Inc. and AT&T Japan LLC.8
4.7	Solutions Engagement Agreement, dated May 31, 2010 between Communications Services KK (changed its trade name to IIJ-Global Solutions Inc. on September 1, 2010) and IBM Japan, Ltd.8
4.8	Guaranty Letter Related to the Solutions Engagement Agreement between IBM Japan Ltd and Communications Services KK, dated June 1, 2010.8
8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
11.1	Internet Initiative Japan Code of Conduct9
12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

_____________

(1)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 29, 2009.

(2)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on August 3, 2005.

(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.

(4)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

(5)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 11, 2006.

(6)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.

(7)
We entered into a Limitation of Liability Agreement with Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors on June 27, 2008, with Mr. Junnosuke Furukawa as our outside director on June 26, 2009 and with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside directors on June 25, 2010.

(8)
Schedules, annexes and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IIJ agrees to furnish supplementary copies of the omitted schedules, annexes and similar attachments to the SEC upon request. A list briefly describing the omitted schedules, annexes and similar attachments are contained in this exhibit.

(9)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 30, 2008.

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
Date: September 28, 2010

Internet Initiative Japan Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Internet Initiative Japan Inc.:

We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. and subsidiaries (the "Company") as of March 31, 2009 and 2010 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2010 (all expressed in Japanese yen).  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Internet Initiative Japan Inc. and subsidiaries as of March 31, 2009 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 28, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1.  Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
September 28, 2010

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2009 and 2010

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2009	2010	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Note 16)	¥10,187,724	¥8,764,415	$93,838
Accounts receivable, net of allowance for doubtful accounts of ¥22,072 thousand and ¥37,178 thousand ($398 thousand) at March 31, 2009 and 2010, respectively (Notes 4, 5 and 20)	10,256,527	11,396,597	122,019
Inventories (Note 2)	529,756	807,803	8,649
Prepaid expenses	1,771,955	1,593,000	17,056
Deferred tax assets – current (Note 10)	762,221	1,570,746	16,817
Other current assets, net of allowance for doubtful accounts of ¥11,720 thousand and ¥720 thousand ($8 thousand) at March 31, 2009 and 2010, respectively (Notes 4 and 8)	848,586	762,081	8,159

Total current assets	24,356,769	24,894,642	266,538

INVESTMENTS IN EQUITY METHOD INVESTEES (Note 5)	947,626	1,131,354	12,113

OTHER INVESTMENTS (Notes 3, 15, 16 and 17)	1,914,594	2,581,610	27,640

PROPERTY AND EQUIPMENT—Net (Notes 6 and 8)	13,172,891	12,970,152	138,867

GOODWILL (Note 7)	2,639,319	2,639,319	28,258

OTHER INTANGIBLE ASSETS—Net (Note 7)	3,201,806	2,819,187	30,184

GUARANTEE DEPOSITS (Notes 8)	2,072,652	2,003,862	21,455

DEFERRED TAX ASSETS – Noncurrent (Note 10)	2,253,464	685,370	7,338

OTHER ASSETS, net of allowance for doubtful accounts of ¥72,800 thousand and ¥91,319 thousand ($978 thousand) at March 31, 2009 and 2010, respectively, and net of loan loss valuation allowance of ¥16,701 thousand ($179 thousand) at March 31, 2009 and 2010, respectively (Notes 4, 5, 8 and 16)	1,742,078	1,389,954	14,882

TOTAL	¥52,301,199	¥51,115,450	$547,275

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2009 and 2010

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2009	2010	2010
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term borrowings (Note 9)	¥7,350,000	¥4,450,000	$47,644
Capital lease obligations—current portion (Note 8)	3,272,257	2,729,673	29,226
Accounts payable (Notes 5 and 20)	6,064,829	6,967,654	74,600
Accrued expenses	1,069,310	1,184,483	12,682
Accrued retirement and pension costs-current (Note 11)	11,959	14,539	156
Deferred income	1,255,749	1,445,174	15,473
Other current liabilities	763,544	922,345	9,875

Total current liabilities	19,787,648	17,713,868	189,656

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 8)	4,866,120	3,657,657	39,161

ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent (Note 11)	1,399,592	1,302,054	13,941

DEFERRED TAX LIABILITIES – Noncurrent (Note 10)	167,611	212,773	2,278

OTHER NONCURRENT LIABILITIES	837,309	865,395	9,266

Total liabilities	27,058,280	23,751,747	254,302

COMMITMENTS AND CONTINGENCIES (Note 15)

SHAREHOLDERS' EQUITY (Notes 3, 11, 12 and 13):
Common stock—authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2009 and 2010	16,833,847	16,833,847	180,234
Additional paid-in capital	27,611,737	27,443,600	293,829
Accumulated deficit	(18,549,142)	(16,720,092)	(179,016)
Accumulated other comprehensive income (loss)	(320,711)	168,769	1,807
Treasury stock—3,934 shares at March 31, 2009 and 2010	(406,547)	(406,547)	(4,353)

Total Internet Initiative Japan Inc. shareholders' equity	25,169,184	27,319,577	292,501

NONCONTROLLING INTERESTS	73,735	44,126	472

Total equity	25,242,919	27,363,703	292,973

TOTAL	¥52,301,199	¥51,115,450	$547,275

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income
Three Years in the Period Ended March 31, 2010

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2008	2009	2010	2010
REVENUES (Notes 5 and 20):
Connectivity and Outsourcing services:
Connectivity services (corporate use)	¥12,148,490	¥13,142,393	¥13,847,116	$148,256
Connectivity services (home use)	5,429,955	6,537,370	6,854,258	73,386
Outsourcing services	13,724,218	15,395,833	16,271,256	174,210
Total	31,302,663	35,075,596	36,972,630	395,852
Systems integration
Systems construction	18,021,089	14,658,502	11,353,598	121,559
Systems operation and maintenance	15,992,843	18,988,595	18,716,978	200,396
Total	34,013,932	33,647,097	30,070,576	321,955
Equipment sales	1,514,543	984,585	756,517	8,100
ATM operation business	4,161	23,452	206,657	2,213

Total revenues	66,835,299	69,730,730	68,006,380	728,120

COST AND EXPENSES (Notes 5, 8, 11 and 20):
Cost of connectivity and Outsourcing services	26,039,660	29,317,645	30,533,726	326,914
Cost of systems integration	25,526,033	25,542,758	21,903,699	234,515
Cost of equipment sales	1,299,793	863,031	649,315	6,952
Cost of ATM operation business	17,135	422,285	963,862	10,320
Total cost	52,882,621	56,145,719	54,050,602	578,701
Sales and marketing (Note 19)	4,328,598	4,630,579	5,405,075	57,870
General and administrative (Note 6)	4,624,293	5,621,870	4,826,006	51,670
Research and development	240,423	415,180	313,112	3,352

Total cost and expenses	62,075,935	66,813,348	64,594,795	691,593

OPERATING INCOME	4,759,364	2,917,382	3,411,585	36,527

OTHER INCOME (EXPENSES):
Interest income	63,030	45,153	28,691	307
Interest expense	(438,163)	(408,152)	(306,208)	(3,279)
Foreign exchange gains (losses)	1,409	(28,515)	(395)	(4)
Net gains on sales of other investments (Note 3)	217,957	15,631	49,512	530
Impairment of other investments(Note 3)	(288,643)	(524,287)	(342,796)	(3,670)
Other—net	46,715	17,276	18,673	200

Other expenses—net	(397,695)	(882,894)	(552,523)	(5,916)

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT) AND EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	4,361,669	2,034,488	2,859,062	30,611

INCOME TAX EXPENSE (BENEFIT) (Note10)	(861,414)	1,002,711	1,132,093	12,121

FORWARD	¥5,223,083	¥1,031,777	¥1,726,969	$18,490

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income
Three Years in the Period Ended March 31, 2010

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2008	2009	2010	2010
FORWARD	¥5,223,083	¥1,031,777	¥1,726,969	$18,490

EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES (Note 5):	(143,200)	35,099	159,423	1,707
NET INCOME	5,079,883	1,066,876	1,886,392	20,197
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	96,706	352,428	347,746	3,723

NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥5,176,589	¥1,419,304	¥2,234,138	$23,920
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER SHARE (Note 14):
BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	206,240	205,165	202,544
DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	206,465	205,195	202,544
	Yen			U.S. Dollars

BASIC NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	¥25,100	¥6,918	¥11,030	$118
DILUTED NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	¥25,072	¥6,917	¥11,030	$118

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Three Years in the Period Ended March 31, 2010

	Thousands of Yen
			Internet Initiative Japan Inc. shareholders’ equity
	Total Equity	Comprehensive Income (Loss)	Accumulated Deficit (Note 12)	Accumulated Other Comprehensive Income (Loss) (Notes 11 and 13)	Shares of common stock outstanding	Common Stock	Treasury Stock (Note 12)	Additional Paid-in Capital	Noncontrolling Interests

BALANCE, APRIL 1, 2007	¥20,927,186		¥(24,270,769)	¥949,709	204,300	¥16,833,847	¥ －	¥26,599,217	¥815,182

Issuance of common stock for the purchase of noncontrolling interests of consolidated subsidiaries, net of issuance cost	1,012,520				2,178			1,012,520
Establishment of new consolidated subsidiaries	390,906								390,906
Purchase of noncontrolling interests of consolidated subsidiaries	(815,280)								(815,280)

Comprehensive income (loss):
Net income	5,079,883	¥5,079,883	5,176,589						(96,706)
Other comprehensive loss, net of tax	(859,091)	(859,091)		(859,091)
Total comprehensive income	4,220,792	¥4,220,792

Dividends paid	(461,309)		(461,309)

BALANCE, MARCH 31, 2008	25,274,815		(19,555,489)	90,618	206,478	16,833,847	－	27,611,737	294,102

Subsidiary stock issuance	132,061								132,061

Comprehensive income (loss):
Net income	1,066,876	¥1,066,876	1,419,304						(352,428)
Other comprehensive loss, net of tax	(411,329)	(411,329)		(411,329)
Total comprehensive income	655,547	¥655,547

Dividends paid	(412,957)		(412,957)
Purchase of treasury stock	(406,547)						(406,547)

BALANCE, MARCH 31, 2009	25,242,919		(18,549,142)	(320,711)	206,478	16,833,847	(406,547)	27,611,737	73,735

Subsidiary stock issuance	150,000							(168,137)	318,137

Comprehensive income:
Net income	1,886,392	¥1,886,392	2,234,138						(347,746)
Other comprehensive income, net of tax	489,480	489,480		489,480
Total comprehensive income	2,375,872	¥2,375,872

Dividends paid	(405,088)		(405,088)

BALANCE, MARCH 31, 2010	¥27,363,703		¥(16,720,092)	¥168,769	206,478	¥16,833,847	¥(406,547)	¥27,443,600	¥44,126

	Thousands of U.S. Dollars (Note 1)
			Internet Initiative Japan Inc. shareholder’s equity
	Total Equity	Comprehensive Income	Accumulated Deficit (Note 12)	Accumulated Other Comprehensive Income (Loss) (Notes 11 and 13)	Shares of common stock outstanding	Common Stock	Treasury Stock (Note 12)	Additional Paid-in Capital	Noncontrolling Interests

BALANCE, MARCH 31, 2009	$270,266		$(198,599)	$(3,434)	206,478	$180,234	$(4,353)	$295,629	$789

Subsidiary stock issuance	1,606							(1,800)	3,406

Comprehensive income (loss):
Net income	20,197	$20,197	23,920						(3,723)
Other comprehensive income, net of tax	5,241	5,241		5,241
Total comprehensive income	25,438	$25,438

Dividends paid	(4,337)		(4,337)

BALANCE, MARCH 31, 2010	$292,973		$(179,016)	$1,807	206,478	$180,234	$(4,353)	$293,829	$472

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2010

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2008	2009	2010	2010

OPERATING ACTIVITIES:
Net income	¥5,079,883	¥1,066,876	¥1,886,392	$20,197
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,774,804	5,317,141	5,306,826	56,818
Impairment loss on other intangible assets	-	113,360	-	-
Provision for retirement and pension costs, less payments	191,057	127,662	225,915	2,419
Provision for (reversal of) allowance for doubtful accounts	(416)	26,020	40,467	433
Loss on disposal of property and equipment	72,086	443,019	639,160	6,843
Net gains on sales of other investments	(217,957)	(15,631)	(49,512)	(530)
Impairment of other investments	288,643	524,287	342,796	3,670
Foreign exchange losses, net	10,415	9,605	15,116	162
Equity in net (income) loss of equity method investees, less dividends received	143,200	(4,719)	(159,423)	(1,707)
Deferred income tax expense (benefit)	(1,653,275)	636,818	756,422	8,099
Others	-	1,741	13,000	139
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease (increase) in accounts receivable	(2,584,327)	1,947,490	(1,179,388)	(12,627)
Decrease (increase) in inventories, prepaid expenses and other current and noncurrent assets	(995,434)	467,023	485,711	5,201
Increase (decrease) in accounts payable	(668,481)	(2,005,074)	808,845	8,660
Increase (decrease) in income taxes payable	(274,475)	(188,517)	95,819	1,026
Increase in accrued expenses and other current and noncurrent liabilities	372,023	163,768	392,948	4,207
Net cash provided by operating activities—(Forward)	¥4,537,746	¥8,630,869	¥9,621,094	$103,010

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2010

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2008	2009	2010	2010

Net cash provided by operating activities—(Forward)	¥4,537,746	¥8,630,869	¥9,621,094	$103,010

INVESTING ACTIVITIES:
Purchases of property and equipment	(1,856,249)	(2,991,378)	(3,253,629)	(34,835)
Proceeds from sales of property and equipment	-	-	205,548	2,201
Purchases of available-for-sale securities	(609,787)	(187,516)	(73,236)	(784)
Purchases of other investments	(232,122)	(175,264)	(875,016)	(9,369)
Investment in an equity method investee	(273,909)	-	(22,834)	(244)
Purchases of subsidiary stock from minority shareholders	(1,975,123)	-	-	-
Proceeds from sales of available-for-sale securities	616,920	3,417	123,880	1,326
Proceeds from sales of other investments	69,722	111,509	78,250	838
Payments of guarantee deposits	(353,911)	(109,929)	(83,833)	(898)
Refund of guarantee deposits	11,847	66,124	128,192	1,372
Payments for refundable insurance policies	(49,753)	(52,364)	(55,020)	(589)
Refund from insurance policies	3,905	7,382	39,959	428
Acquisition of a newly controlled company, net of cash acquired	(788,608)	-	-	-
Other	(6,698)	(53)	-	-
Net cash used in investing activities	(5,443,766)	(3,328,072)	(3,787,739)	(40,554)

FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	17,525,000	10,750,000	6,000,000	64,240
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(15,940,000)	(12,125,000)	(11,100,000)	(118,844)
Principal payments under capital leases	(3,506,842)	(3,953,833)	(4,082,908)	(43,714)
Net increase (decrease) in short-term Borrowings	1,225,000	(425,000)	2,200,000	23,555
Proceeds from issuance of subsidiary stock to minority shareholders	6,000	-	150,000	1,606
Dividends paid	(461,309)	(412,957)	(405,088)	(4,337)
Payments for purchase of treasury stock	-	(406,547)	-	-
Net cash used in financing activities—(Forward)	¥(1,152,151)	¥(6,573,337)	¥(7,237,996)	$(77,494)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2010

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2008	2009	2010	2010

Net cash used in financing activities—(Forward)	¥(1,152,151)	¥(6,573,337)	¥(7,237,996)	$(77,494)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(25,393)	(12,716)	(18,668)	(200)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,083,564)	(1,283,256)	(1,423,309)	(15,238)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,554,544	11,470,980	10,187,724	109,076

CASH AND CASH EQUIVALENTS, END OF YEAR	¥11,470,980	¥10,187,724	¥8,764,415	$93,838

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2008	2009	2010	2010
ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥438,850	¥408,712	¥307,045	$3,287
Income taxes paid	1,083,341	772,533	160,398	1,717

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	4,221,807	4,014,537	2,330,077	24,947
Facilities purchase liabilities	72,966	182,564	628,905	6,733
Purchase of minority interests of consolidated subsidiaries through share exchanges	1,012,520	-	-	-
Acquisition of a company:
Assets acquired	2,319,277	-	-	-
Cash paid	(1,715,450)	-	-	-
Liabilities assumed	367,989	-	-	-
Noncontrolling interests assumed	235,838	-	-	-

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. ("IIJ," a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan. 30.0 percent of IIJ’s voting shares were jointly owned by Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiary as of March 31, 2010.   IIJ and subsidiaries (collectively, the "Company") provide customers substantially operating in Japan with Internet access services and Internet-related outsourcing services.  The Company also provides Systems integration which consists of systems construction and systems operation and maintenance. A subsidiary engaged in a new business which operates Automated Teller Machines (“ATM”) and its network systems from 2007.

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments, accounts receivable and guarantee deposits.  The Company's management believes that the risks associated with accounts receivable is mitigated by the large number of customers comprising its customer base.

Summary of Significant Accounting Policies

Basis of Presentation—IIJ maintains its records and prepares its financial statements in accordance with generally accepted accounting principles in Japan.  Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to generally accepted accounting principles in the United States of America ("U.S. GAAP").  These adjustments were not recorded in the statutory accounts.

Accounting Standards Codification－On July 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification” or “ASC”) became the single source of authoritative U.S.GAAP (other than rules and interpretive releases of the U.S.Securities and Exchange Commission). The Codification is topically based with topics organized by ASC number and updated with Accounting Standards Update (“ASU”). The Codification and ASUs replace accounting guidance that was historically issued as Statements of Financial Accounting Standards (“SFAS”), FASB Interpretations (“FIN”), FASB Staff Positions (“FSP”), Emerging Issue Task Force (“EITF”) Abstracts and other types of accounting standards. The Codification became effective September 30, 2009 for the Company, and disclosures within this report on Form 20-F have been updated to reflect the change.

Reclassification－ Certain reclassifications have been made to prior periods to conform to the current year presentations: Deferred tax asset-current, Deferred tax asset-noncurrent and Deferred tax liabilities-noncurrent, which had been previously included in Other current asset, Other asset and Other noncurrent liabilities, respectively, are now separately disclosed as they are deemed material.

Translation into U.S. Dollars—IIJ maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates.  The U.S. dollar amounts included herein represent a translation using the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2010 of ¥93.4 = $1, solely for the convenience of the reader.  The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.

Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. ("Net Care"), IIJ Technology Inc. ("IIJ-Tech"), IIJ America, Inc. ("IIJ-A"), IIJ Financial Systems Inc. ("IIJ-FS"), Netchart Japan Inc. (“NCJ”), GDX Japan Inc.("GDX"), which was invested in on April 9, 2007, hi-ho Inc.("hi-ho"), which was purchased from Panasonic network services Inc. on June 1, 2007, Trust network  Inc.("Trust"), which was established on July 17, 2007, On-Demand Solutions Inc. (“ODS”), which was established on April 4, 2008 and was liquidated on January 29, 2010, and IIJ Innovation Institute Inc. (“IIJII”), which was established on June 10, 2008, all of which except for IIJ America, have fiscal years ending March 31.  IIJ America's fiscal year end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements.  Intercompany transactions and balances have been eliminated in consolidation.

Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method.  For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

A subsidiary or equity method investee may issue its shares to third parties at amounts per share in excess of or less than the Company’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership were recorded in income for the year in which such shares were issued until the Company adopted the new guidance on noncontrolling interests under ASC 810 on April 1, 2009, which requires changes in a parent’s ownership interest while the parent retain its controlling financial interest in its subsidiary to be accounted for as equity transactions.

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

Revenue Recognition—Revenues from connectivity services consist principally of connectivity services for corporate use and home use. Connectivity services for corporate use represent dedicated Internet access type services, such as IP service and Data Center Connectivity service, broadband Internet connectivity services that uses fiber optic access and ADSL access, such as IIJ FiberAccess/F Service and IIJ DSL/F Service and wireless broadband Internet connectivity services, that is IIJ Mobile Service. Connectivity services for home use are provided under IIJ brand such as IIJ4U and IIJmio, hi-ho brand and others, and consist of dial-up services, optical based or ADSL based broadband services and wireless broadband internet connectivity services.  The term of these contracts is one year for connectivity services for corporate use and generally one month or one year for connectivity services for home use. All these services are billed and recognized monthly on a straight-line basis.

Outsourcing services revenues consist principally of sales of various Internet access-related services such as security related outsourcing services, network related outsourcing services, server-related outsourcing services, data center related services, wide-area Ethernet services and call-center services. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

Initial set up fees received in connection with connectivity services and outsourcing services are deferred and recognized over the estimated average period of the subscription for each service.

System integration services arrangements can be divided into two major categories; (1) those in which the Company resells third-party off-the-shelf software and (2) those in which the Company does not resell or license any software products. The following describes those arrangements and their accounting in more detail:

(a) System Integration Services Arrangements That Include Software

System integration services involve the construction of a customer’s internet network system and provide related maintenance, monitoring and other operating services. These arrangements generally include the following deliverables:

•
System Construction Services – include all or some of the following elements depending on arrangements to meet each of customers’ requirements: consulting, project planning, system design, and development of network systems. These services will also include the installation of the software as well as configuration and installation of the hardware.

•
Software – the Company resell to customers third-party software such as, Oracle or Windows, which is installed by the Company during the system development process. These software products are developed by the third-party software vendors and are often sold by those vendors without hardware or other services.

•
Hardware – the Company also resell third-party hardware, primarily servers, switches and routers, which the Company install during the system development process. The hardware is generic hardware that is often sold by third party manufacturers and resellers without any software. That is, the functionality of the hardware is not dependent on the software.

•	Monitoring and Operating Service – the Company monitor it’s customer’s network activity and internet connectivity to detect and report problems. The Company also provide constant data backup services.
•	Hardware Maintenance Service – the Company repair or replace any malfunctioning parts of the hardware.

The system construction services are generally delivered over a three-month period.  All hardware and software are delivered and installed during this period. Customers are required to pay a specified fixed fee that is not payable until after the system has been completed and accepted by customers.

Monitoring, operating and hardware maintenance services generally commence once customers have accepted the system and generally are included for one to five years. The Company's contracts include a stated annual fee for these services.

The software, system construction services and monitoring and operating services are subject to the scope of ASC Topic 985-605. ASC Topic 605-10-S99 applies to the sale of the hardware equipment and ASC Topic 605-20-25 applies to the hardware maintenance services.

Deliverables not subject to ASC Topic 985-605 should be separated from those subject to ASC Topic 985-605 using the principles in ASC Topic 605-25.

Revenue allocated to the hardware and hardware maintenance is recognized based on the guidance in ASC Topic 605-20-25-3. Revenue related to the hardware maintenance services is recognized on a straight-line basis over the contract period.  Revenue related to the hardware is not recognized until customer acceptance is received because title to the hardware does not transfer to customers until formal acceptance is received.

Revenue allocated to the software, system construction services and monitoring and operating services is accounted for under ASC Topic 985-605. The Company has been able to establish vendor-specific objective evidence (VSOE) of fair value of the monitoring and operating services based on separate renewals of these services that are consistently priced within a narrow range. Additionally, these services are not essential to the functionality of the hardware and software system and are described in its arrangements such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of the services (ASC Topic 985-605-25-78). As a result the Company allocates revenue to such services based on VSOE and recognizes the revenue on a straight-line basis over the contract period. The Company allocates the residual amount to the software and system construction services.

The revenue allocated to the software and system construction services is accounted using contract accounting as required by ASC Topic 985-605-25-77. System construction service revenues, which basically completed within three months, are recognized based on the completed-contract method because the Company is unable to bill customers and the title of constructed network systems is not transferred to customer unless customers are satisfied with and accept the completed systems.

(b) System Integration Arrangements That Do Not Include Software

The Company also enter into system integration services arrangements in which the Company does not resell third-party off-the-shelf software. These arrangements generally include all the deliverables listed above under “System Integration Services Arrangements That Include Software”, except for the software deliverable. The Company evaluated these arrangements under ASC Topic 605-25 to determine the separate units of accounting.

Consistent with system integration arrangements that include software, the hardware maintenance services and operating and monitoring services qualify as separate units of accounting. Revenue allocated to these services is recognized on a straight-line basis over the contract period. System construction service revenues, which basically completed within three months, are recognized based on the completed-contract method because the Company is unable to bill customers and the title of constructed network systems is not transferred to customer unless customers are satisfied with and accept the completed systems.

The Company evaluates the criteria outlined in ASC Topic 605-45, “Principal Agent Considerations”  in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned in reporting Equipment sales. The Company records the gross amounts billed to its customers based on the following facts: (i)it is primary obligor in these transactions, (ii)it has latitude in establishing prices and selecting suppliers, and (iii)it is involved in the determination of the service specifications.

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

Other Investments—The Company classifies its marketable equity securities as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss).  The cost of securities sold is determined based on average cost.

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

Inventories—Inventories consist mainly of network equipment purchased for resale and work-in-process for construction of network systems.  Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market.  Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market.  Inventories are reviewed periodically and items considered to be slow-moving or obsolete are written down to their estimated net realizable value.

Leases—Capital leases are capitalized at the inception of the lease at the present value of the minimum lease payments. All other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

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

Goodwill and Intangible Assets—Goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing.  Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31. Intangible assets with finite useful lives, consisting of customer relationship and licenses, are amortized using the straight-line method over the estimated useful lives, which range from 3 to 25 years for customer relationship and 5 years for licenses.

Pension and severance indemnities plans—The Company has pension plans and /or severance indemnities plans. The cost of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods. On March 31, 2009, the Company adopted the measurement date provision of ASC Topic 715, “Compensation-Retirement Benefits”. The adoption of the measurement date provision had no effect on the consolidated financial statements, because the Company’s measurement date was March 31 before the adoption.

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

April 1, 2007, the Company adopted FASB interpretation No.48 (“FIN No. 48”), “Accounting for Uncertainty in Income Taxes” (codified in ASC Topic 740, “Income Taxes”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” (codified in ASC Topic 740, “Income Taxes”).

The Company recognizes the financial statement effect of tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income. See Note 10 for further discussion of the effect of adopting FIN No.48 on the Company’s financial statements.

Foreign Currency Translation—Foreign currency financial statements have been translated in accordance with ASC topic 830, “Foreign Currency Matters-Translation of Financial Statements”. Pursuant to this statement, the assets and liabilities of a foreign subsidiary and an equity method investee are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income.

Foreign currency assets and liabilities, which consist substantially of cash denominated in U.S. dollars, are stated at the amount as computed by using year-end exchange rates and the resulting transaction gain or loss is recognized in earnings.

Stock-based Compensation— On April 1, 2006, the Company adopted SFAS No. 123R, “Share-Based
Payment” (codified in ASC Topic 718, “Compensation-Stock Compensation”) and the related interpretations, which requires compensation expense for stock options and other share-based payments to be measured and recorded based on the instruments’ fair value, by using the modified prospective application method. ASC718 requires recognizing expenses for share-based payments granted prior to the adoption date equal to the fair value of unvested amounts over the remaining requisite service period. The portion of these share-based payments’ fair value attributable to vested awards prior to the adoption is never recognized. As all existing granted stock-based awards of the Company had vested, the adoption did not have any impact on the Company’s consolidated financial position or results of operations.

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

Basic and Diluted Net Income attributable to Internet Initiative Japan Inc. per Common Share—Basic net income attributable to Internet Initiative Japan Inc. per common share is computed by dividing net income attributable to Internet Initiative Japan Inc. by the weighted-average number of shares of common stock outstanding during the year.  Diluted net income attributable to Internet Initiative Japan Inc. per common share reflects the potential dilutive effect of stock options.

Other Comprehensive Income (Loss)—Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities, gains or losses on cash flow hedging derivative instruments and defined benefit pension plans adjustment.

Segment Reporting —ASC Topic 280, “Segment Reporting” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engage in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.

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

New Accounting Guidance—
In February 2008, the FASB issued FSP No. FAS 157-2, “Effective Date of FASB Statement No.157 (codified in ASC820) (“SFAS 157”),” which partially delays the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities and removes certain leasing transactions from its scope. The Company adopted SFAS 157 in the first quarter of fiscal year beginning April 1, 2008 for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements. This adoption did not have a material effect on the Company’s financial position or results of operations. The Company adopted SFAS 157 in the first quarter of fiscal year beginning April 1, 2009 for all nonfinancial assets and liabilities. This adoption did not have a material effect upon the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (codified in ASC Topic 805, “Business Combinations”). The Statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This Statement also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This Statement is effective for fiscal years beginning on or after December 15, 2008 and was adopted by the Company in the first quarter of fiscal year beginning April 1, 2009. In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (codified in ASC Topic 805). This FSP amends the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of this FSP did not have an effect on the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (codified in ASC Topic 810, “Consolidation ”) (“SFAS No.160”). This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and was adopted by the Company in the first quarter of fiscal year beginning April 1, 2009. In accordance with the new guidance on noncontrolling interests, the Company revised all previous references to “minority interests” in the consolidated financial statements to “noncontrolling interests,” and made the following changes:

(1) Consolidated Balance Sheets now present “Noncontrolling interests” as a component of “Total equity.” “Noncontrolling interests” is equivalent to the previously reported “Minority Interest.” “Total Internet Initiative Japan Inc. shareholders' equity” is equivalent to the previously reported “Total shareholders’ equity.”

(2) Consolidated Statements of Income now present “Net income,” which includes “Net loss attributable to noncontrolling interests” and “Net income attributable to Internet Initiative Japan Inc.”

(3) Consolidated Statements of Shareholder’ Equity now include a section for “Noncontrolling interests.”

(4) Consolidated Statements of Cash Flows now begin with “Net Income” instead of “Net Income Attributable to Internet Initiative Japan Inc.”

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement  Benefit Plan Assets” (codified in ASC Topic 715, “Compensation – Retirement Benefits”).  This FSP requires additional disclosure about plan assets including investment allocation, fair value of major categories of plan assets, development of fair value measurements, and concentrations of risk. This FSP is effective for fiscal years ending after December 15, 2009. The Company adopted this guidance in this fiscal year ended March 31, 2010. The required disclosiures are included in Note 11.

In April 2009, the FASB issued FSP No. FAS 115-2 and No. FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (codified in ASC Topic 320, “Investments – Debt and Equity Securities“). This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP is effective for fiscal years ending after June 15, 2009 and early adoption is permitted. The Company adopted this FSP in the first quarter of fiscal year beginning April 1, 2009. The adoption of this FSP did not have a material impact on the Company’s financial position and results of operations.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (codified in ASC Topic 820, “Fair Value Measurements and Disclosures”).  This FSP provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009 and adopted by the Company in the first quarter of fiscal year beginning April 1, 2009. The adoption of this FSP did not have a material impact on the Company’s financial position or results of operations.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (codified in ASC Topic 855, “Subsequent Events”). This guidance established the principles and requirements for evaluating and reporting subsequent events, including the period subject to evaluation for subsequent events, the circumstances requiring recognition of subsequent events in the financial statements, and the required disclosures.  This Statement is effective for fiscal years ending after June 15, 2009 and was adopted by the company in the first quarter beginning April 1, 2009.  The adoption of this Statement did not have a material effect on the Company’s financial position or results of operations.

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures” (codified in ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),”  which provided guidance within ASC Topic 820 on measuring the fair value of certain alternative investments in entities that calculate net asset values. The company adopted this ASU in the third quarter of fiscal year beginning April 1, 2009. The adoption of this ASU did not have a material effect on the Company’s financial position or results of operations.

In January 2010, the FASB issued ASU 2010-02, “Consolidation: Accounting and Reporting for Decreases in Ownership of a Subsidiary”, which clarifies the decrease-in-ownership provisions of ASC Topic 810-10 and guidance applicability. ASU 2010-02 is effective for the beginning of fiscal period that the company adopted SFAS No.160, which is the first quarter beginning April 1, 2009 for the Company. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements,” which amends ASC 855 to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. This ASU is effective upon the issuance of the ASU, and was adopted by the Company. The adoption of this Statement did not have an effect on the Company’s financial position or results of operations.

Accounting Guidance Issued But Not Adopted as of March 31, 2010—
In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition: Multiple-Deliverable Revenue Arrangements,” which amends the criteria for when to evaluate individual delivered items in a multiple deliverable arrangement and how to allocate consideration received. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of adopting the guidance.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements,” which provides a guidance of accounting for revenue arrangements that contain tangible products and software. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of adopting the guidance.

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing: Accounting for Transfers of Financial Assets.” This ASU is intended to improve the information provided in financial statements concerning transfers of financial assets, including the effects of transfers on financial position, financial performance and cash flows, and any continuing involvement of the transferor with the transferred financial assets. This ASU is effective for the first annual reporting period after November 15, 2009. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In December 2009, the FASB issued ASU 2009-17, “Consolidations: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which amended the consolidation guidance applicable to variable interest entities and required additional disclosures concerning an enterprise’s continuing involvement with variable interest entities. This ASU is effective for the first annual reporting period after November 15, 2009. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements,” which adds disclosure requirements about transfers in and out of Levels 1 and 2 and separate disclosures about activity relating to Level 3 measurements and clarifies input and valuation techniques. This ASU is effective for the annual reporting period beginning after December 15, 2009. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition – Milestone Method”, which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. This ASU is effective on prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted.  The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

2.	INVENTORY

The components of inventories as of March 31, 2009 and 2010 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2009	2010	2010

Network equipment purchased for resale	¥130,730	¥113,057	$1,211
Work in process	399,026	694,746	7,438

Total inventories	¥529,756	¥807,803	$8,649

3.	OTHER INVESTMENTS

 Pursuant to ASC Topic 320, all of the Company's marketable equity securities were classified as available-for-sale securities.  Information regarding the securities classified as available-for-sale at March 31, 2009 and 2010 is as follows:

	Thousands of Yen
March 31, 2009	Cost	Unrealized Gains	Unrealized Losses	Fair Value

Available-for-sale—Equity securities	¥507,391	¥225,811	¥58,948	¥674,254

March 31, 2010
Available-for-sale—Equity securities	¥485,960	¥430,517	¥49,481	¥866,996

	Thousands of U.S. Dollars
March 31, 2010	Cost	Unrealized Gains	Unrealized Losses	Fair Value

Available-for-sale—Equity securities	$5,203	$4,610	$530	$9,283

The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2009 and 2010:

	Thousands of Yen
	Less than 12 Months		12 Months or More		Total
March 31, 2009	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale—Equity securities	¥293,704	¥48,136	¥35,120	¥10,812	¥328,824	¥58,948

March 31, 2010

Available-for-sale—Equity securities	¥122,629	¥48,747	¥15,664	¥734	¥138,293	¥49,481

	Thousands of U.S. Dollars
	Less than 12 Months		12 Months or More		Total
March 31, 2010	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale—Equity securities	$1,313	$522	$168	$8	$1,481	$530

The Company regularly reviews all of the Company's investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security's market price.

The Company’s unrealized loss on investments in marketable equity securities relates to Japanese companies (eight issuers) in various industries. The unrealized losses on these securities were due principally to a temporary decline in the stock market. The fair value of each investment is between 9.4% and 18.0% less than its cost except for certain investments with unrealized loss of ¥46,380 thousand ($497 thousand) as of March 31, 2010, of which the fair value recovered to its cost in April 2010. The duration of the unrealized loss position was less than 14 months. The Company evaluated the near-term prospects of the issuer and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired at March 31, 2010.

Proceeds from the sale of available-for-sale securities were ¥616,920 thousand, ¥3,417 thousand and ¥123,880 thousand ($1,326 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively. Gross realized gains of ¥218,070 thousand and ¥49,512 thousand ($530 thousand) were included in other income (expenses) for the year ended March 31, 2008 and 2010, respectively, and gross realized losses of ¥113 thousand and ¥2,049 thousand  were included in other income (expenses) for the years ended March 31, 2008 and 2009, respectively.

The aggregate cost of the Company’s cost method investments totaled ¥1,240,340 thousand and ¥1,714,614 thousand ($18,357 thousand) at March 31, 2009 and 2010, respectively.

Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expenses), were recognized to reflect the decline in value considered to be other than temporary, which were ¥103,243 thousand and ¥185,400 thousand, respectively, for the year ended March 31, 2008 and ¥163,836 thousand and ¥360,451 thousand, respectively, for the year ended March 31, 2009, and ¥20,295 thousand ($217 thousand) and ¥322,501 thousand ($3,453 thousand), respectively, for the year ended March 31, 2010.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral from financial institutions under agreements known as lending and borrowing debt and equity securities contracts. Under the agreement, the Company loaned equity securities without collateral. Available-for-sale securities loaned to financial institutions amounted to ¥12,760 thousand and nil as of March 31, 2009 and 2010, respectively.

4.	ALLOWANCE FOR DOUBTFUL ACCOUNTS AND LOAN

An analysis of the allowance for doubtful accounts and loan for the years ended March 31, 2008, 2009 and 2010 is as follows:

	Thousands of Yen
	Balance at Beginning of Year	Credits Charged Off	Provision for (Reversal of) Doubtful Accounts	Balance at End of Year

Year ended March 31, 2008	¥122,810	¥(8,750)	¥(416)	¥113,644

Year ended March 31, 2009	¥113,644	¥(16,371)	¥26,020	¥123,293

Year ended March 31, 2010	¥123,293	¥(17,842)	¥40,467	¥145,918

	Thousands of U.S.dollars
	Balance at Beginning of Year	Credits Charged Off	Provision for Doubtful Accounts	Balance at End of Year

Year ended March 31, 2010	$1,320	$(190)	$433	$1,563

5.　   INVESTMENTS IN EQUITY METHOD INVESTEES

IIJ utilizes various companies in Japan and neighboring countries to form and operate its Internet business.  Businesses operated by its equity method investees include multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., "Multifeed"), data center services in Asian countries ( i-Heart Inc., "i-Heart"), comprehensive portal sites operations (Internet Revolution Inc., "i-revo") and point management systems operations (Taihei Computer Co., Ltd., "TCC")

On July 6, 2007, IIJ invested ¥235,389 thousand in TCC to partner with TCC on the management of customer loyalty reward program systems.

The aggregate amounts of balances and transactions of the Company with these equity method investees as of March 31, 2009 and 2010, and for each of the three years in the period ended March 31, 2010 are summarized as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010

Accounts receivable	¥-	¥66,880	¥67,575	$724
Accounts payable	-	23,373	24,921	267
Revenues	582,290	672,014	675,726	7,235
Costs and expenses	207,670	257,732	261,077	2,795

On June 30, 2008, the Company received ¥30,380 thousand of dividends from Multifeed.

The Company's investments in these equity method investees and respective ownership percentage at March 31, 2009 and 2010 consisted of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	2009		2010		2010

Multifeed	31.00%	¥713,375	32.00%	¥879,843	$9,420
i-revo	30.00	24,114	30.00	21,219	227
TCC	45.00	188,775	45.00	210,413	2,253
i-Heart	28.57	21,362	28.57	19,879	213

Total		¥947,626		¥1,131,354	$12,113

The Company also had a loan of ¥34,545 thousand ($370 thousand) to i-Heart, net of loan loss valuation allowance, which was included in the “OTHER ASSETS” in the Company’s balance sheets as of March 31, 2009 and 2010.

6.	PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2009 and 2010 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2009	2010	2010

Data communications equipment	¥1,010,283	¥1,309,732	$14,023
Office and other equipment	1,190,217	1,495,993	16,017
Leasehold improvements	1,010,805	1,059,895	11,348
Purchased software	9,459,207	11,208,522	120,006
Assets under capital leases, primarily data communications equipment	16,946,896	15,549,281	166,480
Total	29,617,408	30,623,423	327,874
Less accumulated depreciation and amortization	(16,444,517)	(17,653,271)	(189,007)

Property and equipment—net	¥13,172,891	¥12,970,152	$138,867

Depreciation and amortization expenses for the years ended March 31, 2008, 2009 and 2010 amounted to ¥4,720,325 thousand, ¥5,235,218 thousand and ¥4,924,228 thousand ($52,722 thousand), respectively.

The Company recorded losses on disposal of property and equipment of ¥72,086 thousand, ¥443,019 thousand and ¥639,160 thousand ($6,843 thousand) for the year ended March 31, 2008, 2009 and 2010, respectively, in “General and Administrative” expenses in the Company’s statements of income.

7.	GOODWILL AND OTHER INTANGIBLE ASSETS

The components of intangible assets as of March 31, 2009 and 2010 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2009	2010	2010

Intangible assets subject to amortization:
Licenses	¥143,110	¥143,110	$1,532
Customer relationship	289,000	2,703,471	28,945
Total	432,110	2,846,581	30,477
Less accumulated amortization
Licenses	(16,697)	(45,319)	(485)
Customer relationship	(118,309)	(183,539)	(1,965)
Total	(135,006)	(228,858)	(2,450)

Intangible assets subject to amortization—net	297,104	2,617,723	28,027

Intangible assets not subject to amortization:
Telephone rights	¥9,485	¥9,464	$101
Trademark	192,000	192,000	2,056
Customer relationship	2,703,217	－	－
Goodwill	2,639,319	2,639,319	28,258
Total	5,544,021	2,840,783	30,415

Total intangible assets	¥5,841,125	¥5,458,506	$58,442

The weighted average amortization period for customer relationship is approximately 18.4 years and the amortization period for licenses is 5 years, respectively. The amortization expenses for the years ended March 31, 2009 and 2010 were ¥81,923 thousand and ¥93,852 thousand ($1,005 thousand), respectively. The estimated aggregate amortization expense of intangible assets for each of the next five years is as follows:

Year Ending March 31	Thousands of yen	Thousands of U.S. Dollars
2011	¥156,969	$1,681
2012	153,803	1,647
2013	153,803	1,647
2014	119,050	1,275
2015	103,514	1,108

The following table shows changes in the carrying amount of goodwill for the year ended March 31, 2010, by operating segment:

	Thousands of Yen			Thousands of U.S. Dollars
	Network service and systems integration business	ATM operation business	Total	Network service and systems integration business	ATM operation business	Total
Balance at March 31, 2008	¥2,383,486	¥123,772	¥2,507,258

Acquisitions	20,282	111,779	132,061

Balance at March 31, 2009	2,403,768	235,551	2,639,319

Balance at March 31, 2010	¥2,403,768	¥235,551	¥2,639,319	$25,736	$2,522	$28,258

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

On June 1, 2007, IIJ purchased all shares of hi-ho, Inc. (“hi-ho”) for ¥1,230,450 thousand which was a wholly owned subsidiary of Panasonic Network Services Inc.(“PNS”) and is operating the ISP business provided by PNS under the “hi-ho” service brand and the solution business to corporate customers. The acquisition price of the shares was determined on the basis of discounted future cash flows amounts of hi-ho. The acquisition of hi-ho was consistent with the Company's strategy for expanding its internet service business by providing safe and high-quality services to individual customers, applying the Company's engineering and network operating expertise cultivated in its internet business for corporate customers. The Company acquired the trademark right of ¥192,000 thousand, customer relationships of ¥289,000 thousand which was subject to amortization and recorded goodwill of ¥177,770 thousand in the transaction. The pro forma impact of the acquisition of the business on consolidated revenues and net income of the Company, assuming the acquisition had been completed at the beginning of the year ended March 31, 2007 and the year ended March 31, 2008, would have been an increase to consolidated revenues of ¥5.5 billion and ¥0.8 billion, respectively, and a increase to net income of ¥288 million and a decrease of ¥18 million respectively. Basic net income per common share for the year ended March 31, 2007 and 2008 would have been ¥27,930 and ¥25,013 respectively and diluted net income per common share for the year ended March 31, 2007 and 2008 would have been ¥27,896 and ¥24,986 respectively.

In the year ended March 31, 2008, IIJ acquired the following two entities for a total cost of ¥799,998 thousand which was paid in cash: (i)GDX, a start-up company to provide a message exchange network service in Japan, (ii)Trust, a start-up company to operate networks for ATMs. The Company recorded licenses of ¥143,110 thousand and goodwill of ¥123,772 thousand.

In the year ended March 31, 2009, IIJ acquired additional shares of GDX for ¥50,000 thousand and Trust for ¥349,500 thousand.  IIJ recorded goodwill of ¥20,282 thousand for GDX and ¥111,779 thousand for Trust.

A certain customer relationship was impaired for the year ended March 31, 2009 because it was expected that the volume of business with this specific customer could decrease in the near future. As a result of the decrease in the business, the fair value of the customer relationship became worthless and the Company recorded an impairment loss of ¥113,360 thousand  in Sales and marketing expenses in the Company’s statements of income for the year ended March 31, 2009. The amount of the impaired customer relationship was included in the Network service and Systems integration business segment. The Company applied the excess earnings method to evaluate the impairment loss on the customer relationship. No impairment on goodwill and intangible assets were recognized during the years ended March 31, 2008 and 2010.

IIJ recorded ¥288,746 thousand ($3,091 thousand) losses on impairment of certain customer relationships related to the attrition of the customers by applying the specific identification method in Sales and marketing expenses in the Company’s statements of income for the year ended March 31, 2010. The amount of loss on the customer relationships was included in the Network service and Systems integration business segment.

IIJ evaluated the remaining useful life of intangible assets as of March 31, 2010. IIJ identified that the customer attrition rate related to the customer relationships which have an indefinite useful life was increasing through the year ended March 31, 2010, due to the scale down, withdrawal from certain businesses or bankruptcies. IIJ determined that customer relationships with a net carrying amount of ¥2,414,471 thousand ($25,851 thousand) as of March 31, 2010 have a remaining useful life of 25 years based on the recent and expected attrition rate. This change in estimate had no impact on income from operations, net income or any related per-share amounts for the year ended March 31, 2010 because the amortization of the customer relationships will start from the beginning of the year ending March 31, 2011.

8.　  LEASES

The Company enters into, in the normal course of business, various leases for domestic and international backbone services, office premises, network operation centers and data communications and other equipment.  Certain leases that meet one or more of the criteria set forth in the provision of ASC Topic 840, “Leases” have been classified as capital leases and the others have been classified as operating leases.

A portion of the Company’s sales result from multi-year lease agreements, under which the Company leased some network equipment to customers. The leases are classified as sale-type leases which the Company accounts for in accordance with ASC Topic 840.

Operating Leases—The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ's network.  The leases for domestic backbone connectivity are generally non-cancelable for a minimum one-year lease period.  The leases for international backbone connectivity for mainly three-year lease period are substantially non-cancelable.  The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, certain office equipment under non-cancelable operating leases, and its network operation centers under non cancelable operating leases which expire on various dates through the year 2017.

Refundable guarantee deposits as of March 31, 2009 and 2010 consist of as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2009	2010	2010

Head office	¥1,268,634	¥1,210,446	$12,960
Sales and subsidiaries offices	754,987	753,909	8,072
Others	49,031	39,507	423

Total refundable guarantee deposits	¥2,072,652	¥2,003,862	$21,455

Lease expenses related to backbone lines for the years ended March 31, 2008, 2009 and 2010 amounted to ¥3,469,717 thousand, ¥3,692,286 thousand and ¥3,698,901 thousand ($39,603 thousand), respectively. Lease expenses for local access lines for the years ended March 31, 2008, 2009 and 2010, which are only attributable to dedicated access revenues, amounted to ¥4,997,621 thousand, ¥5,303,651 thousand and ¥5,470,853 thousand ($58,574 thousand), respectively. Other lease expenses for the years ended March 31, 2008, 2009 and 2010 amounted to ¥6,236,004 thousand, ¥7,186,361 thousand and ¥8,159,661 thousand ($87,363 thousand), respectively.
The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥22,034 thousand, ¥24,719 thousand and ¥12,780 thousand ($137 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements.

On December 1, 2009, the Company sold ATM equipment procured from a third party vendor, which amounted to ¥178,270 thousand ($1,909 thousand), to the leasing company and concurrently entered into an capital lease arrangement to lease the equipment back at ¥40,649 thousand ($435 thousand) per year through November 30, 2014.

The fair values of the assets upon execution of the capital lease arrangements and accumulated depreciation amounted to ¥16,946,896 thousand and ¥9,175,869 thousand at March 31, 2009 and ¥15,549,281 thousand ($166,480 thousand) and ¥9,582,205 thousand ($102,593 thousand) at March 31, 2010, respectively.

Lessee Future Minimum Lease Payments—As of March 31, 2010, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases

Year ending March 31:
2011	¥1,178,681	¥2,084,907	¥2,889,197	$12,619	$22,322	$30,934
2012	259,111	1,769,111	2,129,056	2,774	18,941	22,795
2013	6,400	569,802	1,137,984	69	6,101	12,184
2014	6,400	466,830	436,782	69	4,998	4,676
2015		388,480	80,865		4,159	866
2016 and thereafter		703,600	4,686		7,533	50

Total minimum lease payments	¥1,450,592	¥5,982,730	6,678,570	$15,531	$64,054	71,505

Less amounts representing interest			291,240			3,118

Present value of net minimum capital lease payments			6,387,330			68,387
Less current portion			2,729,673			29,226

Noncurrent portion			¥3,657,657			$39,161

Sales-type Leases—The components of the net investment in sales-type leases as of March 31, 2009 and 2010 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2009	2010	2010

Year ending March 31:
2011		¥391,785	$4,195
2012		127,156	1,361
2013		104,103	1,115
2014		45,727	490
2015		22,182	237

Total minimum lease payments to be received*	¥839,707	690,953	7,398
Estimated residual value of leased property (unguaranteed)	215,917	215,917	2,312
Less unearned income	35,764	33,274	357
Net investment in sales-type leases	1,019,860	873,596	9,353
Less current portion	325,829	372,699	3,990
Non-current net investment in sales-type leases	¥694,031	¥500,897	$5,363

* Estimated executory costs, including profit thereon, of ¥222,835 thousand and ¥377,927 thousand ($4,046 thousand) were excluded from total minimum lease payments to be received as of March 31, 2009 and 2010, respectively.

9.	BORROWINGS

Short-term borrowings at March 31, 2009 and 2010 consist of bank overdrafts that bear fixed rate interest. The weighted average rates at March 31, 2009 and 2010 were 1.223 percent and 0.905 percent, respectively.

Substantially all short-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral (or additional collateral) or guarantor with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default.  The Company did not provide banks with any collateral for outstanding loans as of March 31, 2010.

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2010 was ¥15,220,000 thousand ($162,955 thousand).

10.	INCOME TAXES

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 41 percent for the years ended March 31, 2008, 2009 and 2010.

Income from operations before income tax expense (benefit) and equity in net income (loss) of equity method investees and income tax expense (benefit) for the years ended March 31, 2008, 2009, and 2010 consists of the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010

Income from operations before income tax expense (benefit) and equity in net income (loss) of equity method investees:
Domestic	¥4,382,741	¥2,060,855	¥2,847,730	$30,490
Foreign	(21,072)	(26,367)	11,332	121
Total	¥4,361,669	¥2,034,488	¥2,859,062	$30,611

Income taxes－current:
Domestic	¥778,152	¥359,143	¥462,779	$4,955
Foreign	13,709	6,750	(87,108)	(933)
Total	¥791,861	¥365,893	¥375,671	$4,022

Income taxes－deferred:
Domestic	¥(1,653,275)	¥636,818	¥756,422	$8,099
Foreign	-	-	-	-
Total	¥(1,653,275)	¥636,818	¥756,422	$8,099

In September 2007, the Company applied for the consolidated tax declaration and the application was approved by the national tax agency. The company started the consolidated tax declaration for the fiscal year ended March 31, 2009.

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2009 and 2010 was as follows:

	Thousands of Yen				Thousands of U.S. Dollars
	2009		2010		2010
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Unrealized gains on available-for-sale securities	¥-	¥79,392	¥-	¥178,456	$-	$1,910
Capital leases	78,314	－	58,710	－	628	－
Accrued expenses	342,146	－	382,626	－	4,097	－
Retirement and pension cost	578,616	－	593,364	－	6,353	－
Allowance for doubtful accounts	19,997	－	24,231	－	259	－
Depreciation	44,077	－	16,067	－	172	－
Net loss on other investment	811,120	－	1,051,840	－	11,262	－
Operating loss carryforwards	5,157,278	－	3,761,496	－	40,273	－
Transactions in transit*	-	72,397	-	67,974	-	728
Amortization of goodwill	-	108,663	-	106,477	-	1,140
Impairment loss on telephone rights	85,923	-	87,003	－	932	-
Accrued enterprise tax	72,496	-	97,154	－	1,040	-
Other	181,884	97,609	248,638	212,642	2,662	2,277
Total	7,371,851	358,061	6,321,129	565,549	67,678	6,055
Valuation allowance	(4,165,716)	-	(3,712,237)	-	(39,746)	-

Total	¥3,206,135	¥358,061	¥2,608,892	¥565,549	$27,932	$6,055

* This item arises from transactions between IIJ and IIJ America, which were recorded in the different periods as a result of the difference in each company’s fiscal year end.

As of March 31, 2009 and 2010, the valuation allowance for deferred tax assets which has been provided, related principally to operating loss carryforwards and net loss on other investment, at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥2,455,640 thousand, an increase of ¥57,842 thousand and a decrease of ¥453,479 thousand ($4,855 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively.

As of March 31, 2010, IIJ and certain subsidiaries had tax operating loss carryforwards. These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2016 in Japan and December 31, 2027 in the United States of America as follows:

	Thousand of Yen
Year Ending March 31	Corporate tax subject to consolidation tax filing	Inhabitant and enterprise tax subject to consolidation tax filing	Others
2011	¥4,832,339	¥7,353,136	¥-
2012	415,384	415,384	-
2013	-	-	-
2014	-	-	-
2015 and thereafter	-	146,146	3,068,252

Total	¥5,247,723	¥7,914,666	¥3,068,252

	Thousand of U.S. Dollars
Year Ending March 31	Corporate tax subject to consolidation tax filing	Inhabitant and enterprise tax subject to consolidation tax filing	Others

2011	$51,738	$78,727	$-
2012	4,447	4,447	-
2013	-	-	-
2014	-	-	-
2015 and thereafter	-	1,565	32,851

Total	$56,185	$84,739	$32,851

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2010 is as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010

Amount computed by using normal Japanese statutory tax rate	¥1,788,284	¥834,140	¥1,172,215	$12,550
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	81,117	78,705	187,591	2,008
Provision for (reversal of) reserve for tax contingencies	12,365	6,707	(86,298)	(924)
Inhabitant tax-per capita	25,780	27,475	26,679	286
Realization of tax benefit of operating loss carryforwards	(769,583)	-	-	-
Expiration of operating loss carryforward	-	-	204,074	2,185
Other change in valuation allowance	(1,980,018)	38,046	（390,874 )	(4,185)
Enterprise tax - not based on income	45,283	55,083	56,181	602
Other—net	(64,642)	(37,445)	（37,475 )	(401)

Income tax expense (benefit) as reported	¥(861,414)	¥1,002,711	¥1,132,093	$12,121

In September 2006, IIJ America filed an application with the Internal Revenue Service (“IRS”) for the Bilateral Advance Pricing Agreement Request (“BAPA”), relating to the terms of transactions with IIJ and the use of tax operating loss carryforwards in its taxation. IIJ America reserved for tax contingencies related to the denial of the past use of tax operating loss carryforwards, which amounted to ¥102,310 thousand as of March 31, 2007. IIJ America did not provide a reserve for the potential penalty relating to the past use of the tax operating loss carryforwards. The Company believed that IRS would not impose tax penalty because the Company applied the BAPA.

The Company adopted FIN No.48 effective April 1, 2007. As a result of implementation of FIN No.48, the Company identified liabilities for uncertain tax positions of  ¥102,310 thousand which included unrecognized tax benefit of ¥77,417 thousand and related interest accrual of ¥24,893 thousand as of April 1, 2007 and did not require a cumulative-effect adjustment to retained earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2009	2010	2010

Balance at April 1	¥79,434	¥65,811	$705
Increases related to positions taken on items from current year	2,801	7,656	82
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	-	(65,811)	(705)
Translation adjustment	(16,424)	1,735	19
Balance at March 31	¥65,811	¥9,391	$101

In the year ended March 31, 2010, the unrecognized tax benefit of ¥65,811 thousand ($705 thousand) was reversed as a result of a lapse of the applicable statue of limitations.

In April 2010, the IRS and National Tax Agency Japan (“NTA”) reached a tentative settlement of the BAPA covering the intercompany transactions between IIJ and IIJ America. IIJ America identified liabilities for uncertain tax positions of ¥9,391 thousand ($101 thousand), which is based on the difference between the actual transaction amounts among IIJ and IIJ America and the amount to be adjusted pursuant to the terms of tentative settlement of the BAPA.

At March 31, 2010, the amount of unrecognized tax benefits was ¥9,391 thousand ($101 thousand), which would decrease the effective tax rate, if recognized.

Interest associated with uncertain tax positions of ¥3,906 thousand was recognized as income tax expense for the year ended March 31, 2009 and accrued interest of ¥28,143 thousand was recognized as of March 31, 2009. The accrued interest was reversed as of March 31, 2010 as a result of the tentative settlement of the BAPA. Interest associated with uncertain positions and penalties will not be imposed by the benefit of BAPA.

The Company does not reasonably expect that the unrecognized tax benefit will change significantly within the next twelve months.

The Company has open tax years subject to examination from the year ended March 31, 2003 in Japan and from the year ended December 31, 2005 in the U.S.

11.      RETIREMENT AND PENSION PLANS

Until March 31, 2009, IIJ and certain subsidiaries had unfunded severance benefit and noncontributory defined benefit pension plans which together covered substantially all of their employees who were not directors and also participated in a contributory multi-employer pension plan, the Japan Computer Information Service Employee's Pension Fund (the "Multi-Employer Plan"), which covered substantially all of their employees.

Because the current tax-qualified benefit pension plan system will terminate in March 2012, effective March 31, 2009, IIJ amended the defined benefit pension plan. IIJ transferred 71% of the current benefit pension plan into a new defined benefit pension plan and the remaining 29% of the current benefit pension plan into a defined contribution plan. This plan amendment reduced projected benefit obligation by ¥337,845 thousand , accumulated benefit obligation by ¥199,234 thousand  and plan assets by ¥140,103 thousand which reflects the benefits obligation transferred to the defined contribution plan. As a result of the plan amendment, a curtailment and partial settlement occurred, and ¥126,715 thousand of gain was recorded for the year ended March 31, 2009.

Effective March 31, 2010, IIJ-Tech and IIJ-FS amended their unfunded severance benefits plans to participate in IIJ’s pension plans. IIJ-Tech and IIJ-FS transferred 50% of the unfunded severance benefit plans into the defined benefit pension plan and 20% of the unfunded severance benefits plans into the defined contribution plan. This plan amendment reduced projected benefit obligation by ¥193,158 thousand ($2,068 thousand) and the accumulated benefit obligation by ¥109,885 thousand ($1,176 thousand) which reflects the benefits obligation transferred to the defined contribution plan. As a result of the plan amendment, a curtailment and partial settlement occurred, and ¥30,234 thousand ($324 thousand) of gain was recorded for the year ended March 31, 2010.

The following information regarding net periodic pension cost and accrued pension cost also includes the unfunded severance benefit.  Under the severance and defined benefit pension plans, all of IIJ, IIJ-Tech and IIJ-FS's employees are entitled, upon retirement with 20 years or more service, to a 10-year period of annuity payments from age 60 (or lump-sum severance indemnities)  based on the rate of pay at the time of retirement, length of service and certain other factors.  IIJ, IIJ-Tech and IIJ-FS's employees who do not meet these conditions are entitled to lump-sum severance indemnities.

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

Net periodic pension cost for the years ended March 31, 2008, 2009 and 2010 included the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010

Service cost	¥325,065	¥372,954	¥395,920	$4,239
Interest cost	31,076	36,307	34,473	369
Expected return on plan assets	(29,098)	(26,952)	(17,128)	(184)
Amortization of transition obligation	402	402	322	3
Amortization of net actuarial loss	3,699	8,098	18,093	194
Effect of curtailment	-	(197,181)	(6,860)	(73)
Effect of settlement	-	70,466	(23,374)	(250)
Other	-	-	95,090	1,018

Net periodic pension cost	¥331,144	¥264,094	¥496,536	$5,316

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the year ended March 31, 2010 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2009	2010	2010

Net actuarial loss (gain)	¥250,029	¥(118,967)	$(1,274)
Amortization of net actuarial loss in net periodic pension cost	(8,098)	(18,093)	(194)
Amortization of transition obligation in net periodic pension cost	(402)	(322)	(3)
Effect of curtailment	(561)	(76,413)	(818)
Effect of settlement	(70,466)	(11,988)	(129)
Other	-	(95,090)	(1,018)

Amounts recognized in other comprehensive income	170,502	(320,873)	(3,436)

Total net periodic pension cost and amounts recognized in other comprehensive income	¥434,596	¥175,663	$1,880

The change in benefit obligation and plan assets for the years ended March 31, 2009 and 2010 and the amounts recognized in the consolidated balance sheets as of March 31, 2009 and 2010 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2009	2010	2010

Change in benefit obligation:
Benefit obligation at beginning of year	¥2,044,301	¥2,189,092	$23,438
Service cost	372,954	395,920	4,239
Interest cost	36,307	34,473	369
Actuarial loss (gain)	122,069	(47,788)	(512)
Benefit paid	(48,694)	(33,012)	(353)
Effect of curtailment	(197,742)	(83,273)	(892)
Effect of settlement	(140,103)	(109,885)	(1,176)

Benefit obligation at end of year	¥2,189,092	¥2,345,527	$25,113

Change in plan assets:
Fair value of plan assets at beginning of year	¥1,171,804	¥1,070,521	$11,462
Actual return on plan assets	(101,008)	88,307	945
Employer contribution	167,433	100,714	1,078
Benefits paid	(27,605)	(17,398)	(186)
Effect of settlement	(140,103)	-	-

Fair value of plan assets at end of year	¥1,070,521	¥1,242,144	$13,299

Funded status at end of year	¥(1,118,571)	¥(1,103,383)	$(11,814)

Amounts recognized in the consolidated balance sheets as of March 31, 2009 and 2010 consist of:

	Thousands of Yen		Thousands of U.S. Dollars
	2009	2010	2010

Accrued retirement and pension costs-current	¥(11,959)	¥(14,539)	$(156)
Accrued retirement and pension costs-non current	(1,106,612)	(1,088,844)	(11,658)

Net amount recognized	¥(1,118,571)	¥(1,103,383)	$(11,814)

The accumulated benefit obligation for the Company’s defined benefit pension plans as of March 31, 2009 and 2010 was ¥1,246,825 thousand and ¥1,359,952 thousand ($14,561 thousand), respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥2,189,092 thousand and ¥1,070,521 thousand at March 31, 2009 and ¥2,345,527 thousand ($25,113 thousand) and ¥1,242,144 thousand ($13,299 thousand) at March 31, 2010, respectively. The aggregate accumulated benefit obligations of plans with no plan assets were ¥448,224 thousand and ¥447,507 thousand ($4,791 thousand) at March 31, 2009 and 2010, respectively.

Amounts recognized in accumulated other comprehensive income at March 31, 2009 and 2010 consist of:

	Thousands of Yen		Thousands of U.S. Dollars
	2009	2010	2010

Net actuarial loss	¥484,354	¥163,518	$1,751
Obligation at transition	2,249	2,211	23
	¥486,603	¥165,729	$1,774

The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 14 years and 21 years, respectively.

The estimated net actuarial loss and obligation at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in the fiscal year ending March 31, 2011 are zero and ¥369 thousand ($4 thousand), respectively.

Actuarial assumptions as of March 31:

	Benefit Obligations		Net Periodic Costs
	2009	2010	2008	2009	2010

Discount rate	1.6%	1.8%	1.9%	1.8%	1.6%
Expected long-term rate of return on plan assets			2.7	2.3	1.6
Rate of increase in compensation	3.5	3.5	3.5	3.6	3.5

The Company sets the discount rate assumption annually at March 31 to reflect the market yield of Japanese Government Bonds matched against the average remaining service period of employees.

The basis for determining the long-term rate of returns is a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Year Ending March 31	Thousands of yen	Thousands of U.S. Dollars
2011	¥43,893	$470
2012	55,243	591
2013	66,346	710
2014	82,084	879
2015	79,729	854
2016 －2020	625,300	6,695

Total	¥952,595	$10,199

Contributions due and paid during the years ended March 31, 2008, 2009 and 2010 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥621,786 thousand, ¥758,642 thousand and ¥840,208 thousand ($8,996 thousand), respectively.

IIJ expects to contribute ¥100,714 thousand ($1,078 thousand) to its defined benefit pension plan in the year ending March 31, 2011.

IIJ, IIJ-Tech and IIJ-FS’s defined contribution plan covers substantially all its employees. IIJ contributes monthly 1.6% of its employees’ base salaries to the plan. No employee contributions to the plan are allowed. Contributions to the plan were ¥45,018 thousand ($482 thousand) for the year ended March 31, 2010.

IIJ's funding policies with respect to the noncontributory plan are generally to contribute amounts considered tax deductible under applicable income tax regulations.  Plan assets including life insurance pooled investment portfolios consist of Japanese Government bonds, other debt securities and marketable equity securities.
Life insurance pooled investment portfolios are managed by an insurance company and guarantee a minimum rate of return.

The Company’s investment strategy for the plan assets is to manage the assets in order to pay retirement benefits to plan participants from the Company over the life of the plans.

This is accomplished by identifying and managing the exposure to various market risks, diversifying investments in various asset classes based on portfolio determined by the insurance company in order to maximize long-term rate of return, while considering the liquidity needs of the plans.

The plan is permitted to use derivative instruments only for the purpose of hedging. Both dealing on credit and real-estate investment are prohibited in principle.

The Company mitigates the credit risk of investments by establishing guidelines with the insurance company. These guidelines are monitored periodically for compliance by the Company.

The projected allocation of the plan assets managed by the insurance company is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 63.0%, 35.0%, and 2.0% of the plan assets excluding pooled investment portfolios will be allocated to debt securities, equity securities and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. 50% of the employer’s contribution to the plan during the year ending March 31, 2011 will be allocated to life insurance pooled investment portfolios and other 50% will be allocated to the aforementioned investments.

         The following table summarizes the basis used to measure the Company’s pension plan assets at fair value:

Level 1 –	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 –
Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical  or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 –
Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2010	Thousands of Yen			Total
	Level 1	Level 2	Level 3	2010
Equity securities:
Japanese equity	¥177,008	¥-	-	¥177,008
U.S.equity	40,139	-	-	40,139
Other equity -developed countries	33,202	-	-	33,202
Total equity securities	250,349	-	-	250,349

Debt securities:
Japanese government and municipalities	-	298,707	-	298,707
Japanese corporate bonds-investment grade	-	46,076	-	46,076
U.S.government	-	32,719	-	32,719
Other government-developed countries	-	80,948	-	80,948
Residential mortgage-backed	-	14,323	-	14,323
Total debt securities	-	472,773	-	472,773

Other financial instruments*	-	476,719	-	476,719

Cash	42,303	-	-	42,303

Total assets at fair value	¥292,652	¥949,492	-	¥1,242,144

Basis of Fair Value Measurement of Pension Plan Assets at March 31,2010	Thousands of U.S.Dollars			Total
	Level 1	Level 2	Level 3	2010
Equity securities:
Japanese equity	$1,895	$-	-	$1,895
U.S.equity	430	-	-	430
Other equity -developed countries	355	-	-	355
Total equity securities	2,680	-	-	2,680

Debt securities:
Japanese government and municipalities	-	3,198	-	3,198
Japanese corporate bonds-investment grade	-	493	-	493
U.S.government	-	350	-	350
Other government-developed countries	-	867	-	867
Residential mortgage-backed	-	154	-	154
Total debt securities	-	5,062	-	5,062

Other financial instruments*	-	5,104	-	5,104

Cash	453	-	-	453

Total assets at fair value	$3,133	$10,166	-	$13,299

           * Other financial instruments are life insurance pooled investment portfolios.

Pension plan assets classified as Level 1 are comprised principally of equity securities, which are valued using an unadusted quoted market price in active markets with sufficient volume and frequency of transactios.

Pension plan assets classified as Level 2 are comprised principally of government bonds, corporate bonds and life insurance pooled investment portfolios which are valued quoted prices obtained from third parties.

The amount of retirement benefits for retiring directors and company auditors must be approved by the shareholders. The Company has retirement plans for full-time company auditors and retirement plans for full-time directors. The Company recorded a liability for retirement benefit for full-time directors and company auditors of ¥292,980 thousand and ¥213,210 thousand ($2,283 thousand), which would be required if they retire at March 31, 2009 and 2010, respectively.

The retirement benefits paid to retired directors and company auditors were ¥6,480 thousand, ¥3,780 thousand and ¥122,230 thousand ($1,309 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively.

12.	SHAREHOLDERS' EQUITY

Japanese companies are subject to the Companies Act of Japan (the “Companies Act”).  The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

(a) Dividends
Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting.  For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Company Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. However, the Company cannot do so because it does not meet the criteria (4) above. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate.  The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

At the 14th Ordinary General Shareholders’ Meeting held on June 28, 2006, IIJ’s shareholders approved the reductions of additional paid-in capital of ¥21,980,395 thousand and common stock of ¥2,539,222 thousand to eliminate the accumulated deficit for purpose of reporting under the Companies Act in its non-consolidated financial statements. The effective date was August 4, 2006.

(b) Increases / decreases and transfer of common stock, reserve and surplus
The Companies Act requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of common stock. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Companies Act also provides that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of shareholders.

(c) Treasury stock and treasury stock acquisition rights
The Companies Act also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.
The Companies Act also provides that companies can purchase both treasury stock acquisition rights and treasury stock.

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in IIJ’s general books of account with accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S.GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings shown in IIJ’s general books of account amounted to ¥10,409,083 thousand ($111,446 thousand) at March 31, 2010.

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

On June 27, 2008, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2008 of ¥1,000 per share or in the aggregate amount of ¥206,478 thousand.

On November 13, 2008, the board of directors of IIJ resolved the payment of cash dividend to shareholders of record at September 30, 2008 of  ¥1,000 per share or in the aggregate amount of ¥206,479 thousand.

On October 28, 2008, the board of directors of IIJ authorized the repurchase of up to 4,000 shares and the amount of ¥400,000 thousand of IIJ common stock over the period which ended on January 30, 2009. IIJ repurchased 3,934 shares of common stock, which amounted to ¥399,414 thousand, plus commissions under the authorization.

On June 26, 2009, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2009 of ¥1,000 per share or in the aggregate amount of  ¥202,544 thousand ($2,169 thousand).

On November 13, 2009, the board of directors of IIJ resolved the payment of cash dividend to shareholders of record at September 30, 2009 of  ¥1,000 per share or in the aggregate amount of ¥202,544 thousand ($2,168 thousand).

Stock Option Plans—In May 2000, IIJ granted 295 options to 34 directors and employees.  The options vested fully on April 8, 2002 and are exercisable for eight years from that date.  In August 2001, IIJ granted 395 options to 44 directors and employees.  The options became fully vested on June 28, 2003 and are exercisable for eight years from that date.  No options are available for additional grant as of March 31, 2010.  No compensation expense has been recognized in the consolidated statements of income pursuant to APB No. 25, because the exercise price was greater than the market price on the dates of grant.

The following table summarizes the transactions of IIJ's stock option plans for the year in the period ended March 31, 2010:

			Thousands of Yen
	Number of Options	Number of Shares	Weighted Average Exercise Price per Common Shares

Unexercised options outstanding—March 31, 2009	515	2,575	¥1,009
Options granted	－	－	－
Options exercised	－	－	－
Options forfeited	15	75	944

Unexercised options outstanding—March 31, 2010	500	2,500	¥1,011

Due to the effect of the stock split in October 2005, grantees of options can purchase five shares by exercising one option.

Summarized information about stock options outstanding as of March 31, 2010 is as follows:

	Outstanding		Exercisable
Exercise Price (Thousands of Yen)	Number of Shares Underlying Options	Remaining Life (in Years)	Number of Shares Underlying Options	Total Intrinsic Value (Thousands of Yen)

¥2,163	925	0.02	925	-
334	1,575	1.24	1,575	-

13.	OTHER COMPREHENSIVE INCOME

The changes in each component of other comprehensive income (loss) for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Thousands of Yen
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount

Year ended March 31, 2008:
Foreign currency translation adjustments	¥(20,029)	¥-	¥(20,029)
Unrealized holding gain (loss) on securities:
Amount arising during the period	(574,683)	235,620	(339,063)
Less: Reclassification adjustments for gains included in net income	(114,714)	47,032	(67,682)
Increase in deferred tax asset valuation allowance*	-	(282,652)	(282,652)
Net unrealized holding gain (loss) during the period	(689,397)	-	(689,397)

Loss on cash flow hedging derivative instruments:
Amount arising during the period	-	-	-
Less: Reclassification adjustments for gains included in net income	(45)	-	(45)
Loss on cash flow hedging derivative instruments	(45)	-	(45)

Defined benefit pension plans:
Amount arising during the period	(167,746)	22,247	(145,499)
Less: Reclassification adjustments for losses included in net income	4,101	(1,418)	2,683
Less: Other reclassification	(11,522)	4,718	(6,804)
Net defined benefit pension plans	(175,167)	25,547	(149,620)

Other comprehensive income (loss)	¥(884,638)	¥25,547	¥(859,091)

Year ended March 31, 2009:
Foreign currency translation adjustments	¥(80,588)	¥-	¥(80,588)

Unrealized holding gain (loss) on securities:
Amount arising during the period	(354,330)	145,275	(209,055)
Less: Reclassification adjustments for losses included in net income	165,884	(68,012)	97,872
Increase in deferred tax asset valuation allowance*	-	(77,263)	(77,263)

Net unrealized holding gain (loss) during the period	(188,446)	-	(188,446)

Defined benefit pension plans:
Amount arising during the period	(250,029)	30,502	(219,527)
Less: Reclassification adjustments for losses included in net income	8,500	(2,295)	6,205
Less: Reclassification adjustments on effect of curtailment and settlement	71,027	-	71,027

Net defined benefit pension plans	(170,502)	28,207	(142,295)

Other comprehensive income (loss)	¥(439,536)	¥28,207	¥(411,329)

	Thousands of Yen
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2010:
Foreign currency translation adjustments	¥2,739	¥-	¥2,739
Unrealized holding gain (loss) on securities:
Amount arising during the period	243,390	(99,789)	143,601
Less: Reclassification adjustments for gains included in net income	(29,217)	11,979	(17,238)
Release of deferred tax asset valuation allowance*	-	87,810	87,810
Net unrealized holding gain (loss) during the period	214,173	-	214,173
Defined benefit pension plans:
Amount arising during the period	118,967	(8,572)	110,395
Less: Reclassification adjustments for losses included in net income	18,415	(3,402)	15,013
Less: Reclassification adjustments on effect of curtailment and settlement	88,401	(36,331)	52,070
Less: Other	95,090	-	95,090
Net defined benefit pension plans	320,873	(48,305)	272,568

Other comprehensive income (loss)	¥537,785	¥(48,305)	¥489,480

	Thousands of U.S. Dollars
	Before Tax	Tax (Expense)	Net of Tax
	Amount	or Benefit	Amount
Year ended March 31, 2010:
Foreign currency translation adjustments	$29	$-	$29
Unrealized holding gain (loss) on securities:
Amount arising during the period	2,606	(1,068)	1,538
Less: Reclassification adjustments for losses included in net income	(313)	128	(185)
Release of deferred tax asset valuation allowance*	-	940	940
Net unrealized holding gain (loss) during the period	2,293	-	2,293
Defined benefit pension plans:
Amount arising during the period	1,274	(92)	1,182
Less: Reclassification adjustments for losses included in net income	197	(36)	161
Less: Reclassification adjustments on effect of curtailment and settlement	947	(389)	558
Less: Other	1,018	-	1,018
Net defined benefit pension plans	3,436	(517)	2,919

Other comprehensive income (loss)	$5,758	$(517)	$5,241

* The release of (increase in) the deferred tax asset valuation allowance has resulted from unrealized gain and (losses) on available-for-sale securities, respectively.

The components of accumulated other comprehensive income (loss) at March 31, 2009 and 2010 are as follows:

			Thousands of
	Thousands of Yen		U.S. Dollars
	2009	2010	2010

Foreign currency translation adjustments	¥(83,928)	¥(81,189)	$(869)
Unrealized holding gain on securities	166,863	381,036	4,079
Defined benefit pension plans	(403,646)	(131,078)	(1,403)

	¥(320,711)	¥168,769	$1,807

14.　BASIC AND DILUTED NET INCOME PER COMMON SHARE

Basic and diluted net income attributable to Internet Initiative Japan Inc. per common share computation for three years ended March 31, 2008, 2009 and 2010 is as follows.

	Thousands of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010

Numerator:
Net income attributable to Internet Initiative Japan Inc.-basic and diluted	¥5,176,589	¥1,419,304	¥2,234,138	$23,920

	Number of shares
	2008	2009	2010
Denominator:
Weighted-average common shares outstanding-basic	206,240	205,165	202,544
Dilutive effect of stock options	225	30
Weighted-average common shares outstanding-diluted	206,465	205,195	202,544

	Yen			U.S. Dollars
	2008	2009	2010	2010

Basic net income attributable to Internet Initiative Japan Inc. per common share	¥25,100	¥6,918	¥11,030	$118

Diluted net income attributable to Internet Initiative Japan Inc. per common share	¥25,072	¥6,917	¥11,030	$118

For the years ended March 31, 2008, 2009 and 2010, potentially dilutive shares have been excluded from the computation of diluted net income attributable to Internet Initiative Japan Inc. because the exercise prices of the options were greater than the average market price of the common shares.

Diluted net income attributable to Internet Initiative Japan Inc. per share does not include the effects of the following potential common shares:
	Year ended March 31
	2008	2009	2010

Shares issuable under stock options	950	950	2,500

15.	COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in normal claims and other legal proceedings in the ordinary course of business. Except as noted below, the Company is not involved in any litigation or other legal proceedings that, if determined adversely to us, the Company believe would individually or in the aggregate have a material adverse effect on us or our operations.

In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming the Company, certain of its officers and directors as defendants, and underwriters of the Company’s initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinated proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of the Company’s initial public offering violated the securities laws (i) by failing to disclose in the offering's registration statement certain alleged compensation arrangements entered into with the underwriters' clients, such as undisclosed commissions or tie in agreements to purchase stock in the after market, and (ii) by engaging in manipulative practices to artificially inflate the price of the Company's stock in the after market subsequent to the initial public offering. On July 15, 2002, the Company joined in an 'omnibus' motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. On February 19, 2003, the Court ruled on the motions to dismiss. The Court granted the Company’s motion to dismiss the claims against it under Rule 10b-5 promulgated under the Exchange Act due to the insufficiency of the allegations against the Company.  The motions to dismiss the claims under Section 11 of the Securities Act were denied for virtually all of the defendants in the consolidated cases, including the Company. In June 2003, the Company conditionally approved a proposed partial settlement with the plaintiffs in this matter. The Company, along with the settling issuer defendants, filed a motion seeking the court's preliminary approval of the settlement. The settlement would have provided, among other things, a release of the Company and of the individual officer and director defendants for the alleged wrongful conduct in the amended complaint in exchange for a guarantee from the Company’s insurers regarding recovery from the underwriter defendants and other non-monetary consideration from the Company. While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The District Court directed that the litigation proceed with a number of “focus cases” rather than all of the 310 cases that had been consolidated. The Company’s case is not one of these focus cases. On October 13, 2004, the District Court certified the focus cases as class actions in the ongoing litigation. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the District Court’s class certification decision. On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the Company, informed the District Court that the settlement could not be approved, because the defined settlement class, like the litigation class, could not be certified. On June 25, 2007, the District Court entered an order terminating the proposed settlement. On August 14, 2007, the plaintiffs filed their second consolidated amended complaints against the six focus cases and on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the District Court denied the motions to dismiss except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period.  The motion for class certification was withdrawn without prejudice on October 10, 2008. On February 25, 2009, liaison counsel for the plaintiffs informed the District Court that a settlement had been agreed to in principle, subject to formal approval by the parties, and preliminary and final approval by the District Court. On April 2, 2009, a stipulation and agreement of settlement among the plaintiffs, issuer defendants and underwriter defendants was submitted to the District Court for preliminary approval. This global settlement requires no financial contribution from IIJ. The District Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. The District Court granted the plaintiffs’ motion for final approval of the settlement and certified the settlement classes on October 5, 2009. The District Court determined that the global settlement is fair to the class members, approved the global settlement, and dismissed, with prejudice, the case against IIJ and its individual defendants. Notices of appeal of the opinion granting final approval have been filed. Due to the inherent uncertainties of litigation and because the settlement remains subject to appeal, the ultimate outcome of the matter is uncertain.

In addition to the foregoing, the Company is a party to other suits and claims that arise in the normal course of business. The negative adverse outcome of such suits and claims would not have a significant impact on the financial statements.

In May 2006, January 2007 and January 2008, IIJ made agreements (three agreements in total) for investing in funds which invest in mainly unlisted stocks with an investment advisory company. IIJ committed to provide up to $5 million for each fund ($15 million in total) at its request basically in future several years. IIJ has provided a total of ¥650,000 thousand ($6,959 thousand) to them as of March 31, 2010. The amounts invested in their funds were recorded as other investments in the Company’s consolidated balance sheets.

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

					Thousands of
	Thousands of Yen				U.S. Dollars
	2009		2010		2010
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
Other investments for which it is:
Practicable to estimate fair value	¥674,254	¥674,254	¥866,996	¥866,996	$9,283	$9,283
Not practicable	1,240,340	-	1,714,614	-	18,357	-

Noncurrent refundable insurance policies (other assets)	206,387	206,387	107,081		$1,146	$1,146

Other investments for which it is practicable to estimate fair value are availabe-for-sales-equity secuties disclosed in note 3.

            Cash at March 31, 2009 and 2010 included U.S. dollar denominated current bank deposits of ¥202,689 thousand and ¥296,465 thousand ($3,174 thousand), respectively.

17.	FAIR VALUE MEASUREMENTS

ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 –	Inputs are quoted prices in active
Level 2 –	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 –	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets Measured at Fair Value on a Recurring Basis

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2009 and 2010 respectively, consistent with the fair value hierarchy provisions of  ASC Topic 820.

	Thousands of Yen			Total
March 31, 2009	Level 1	Level 2	Level 3	2009

Assets:
Available‑for‑sale securities equity securities	¥674,254	-	-	¥674,254

	Thousands of Yen			Total
March 31, 2010	Level 1	Level 2	Level 3	2010

Assets:
Available‑for‑sale securities-equity securities	¥866,996	-	-	¥866,996

	Thousands of U.S Dollars			Total
March 31, 2010	Level 1	Level 2	Level 3	2010

Assets:
Available‑for‑sale securities-equity securities	$9,283	-	-	$9,283

Available-for-sale securities are comprised of marketable securities, which are listed on Japan, U.S. and Hong Kong securities market, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

           Assets Measured at Fair Value on a Nonrecurring Basis

	Thousands of Yen
March 31, 2009	Level 1	Level 2	Level 3	impairment loss

Assets:
Non-marketable securities- equity securities	-	-	¥298,280	¥360,451

	Thousands of Yen
March 31, 2010	Level 1	Level 2	Level 3	impairment loss

Assets:
Non-marketable securities- equity securities	-	-	¥622,137	¥322,501

	Thousands of U.S Dollars
March 31, 2010	Level 1	Level 2	Level 3	impairment loss

Assets:
Non-marketable securities- equity securities	-	-	$6,661	$3,453

In accordance with the provisions of ASC 325-20, “Cost Method Investments”, we review the carrying values of our investments when events and circumstances warrant. This review requires the comparison of the fair values of our investments to their respective carrying values.

Non-marketable equity securities with a carrying amount of  ¥658,731 thousand and  ¥944,638 thousand ($10,114 thousand ), which were included in Other investments in the balance sheet, were written down to their fair value of ¥298,280 thousand and  ¥ 622,137 thousand ($6,661 thousand ), resulting in an other-than-temporary impairment charge of ¥ 360,451 thousand and ¥ 322,501 thousand ($3,453 thousand ), which were included in earnings for the year ended March 31, 2009, and 2010,respectively. All impaired non-marketable equity securities were classified as Level 3 instruments and the Company uses the unobservable inputs to these investments. The Company evaluated the fair value of these investments based on the net assets of each issuers, as the Company could not obtain other information such as future cash flows related to the issuers.

18.	BUSINESS SEGMENTS

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

ATM operation business segment comprises revenues from ATM operation business.

Revenues:

	Thousands of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Network service and systems integration business:
Customers	¥66,831,138	¥69,707,278	¥67,799,723	$725,907
Intersegment	-	253,985	428,560	4,588
Total	66,831,138	69,961,263	68,228,283	730,495
ATM operation business
Customers	4,161	23,452	206,657	2,213
Intersegment	-	-	-	-
Total	4,161	23,452	206,657	2,213

Elimination	-	253,985	428,560	4,588
Consolidated total	¥66,835,299	¥69,730,730	¥68,006,380	$728,120

           Segment profit or loss:
				Thousands of
	Thousands of Yen			U.S. Dollars
	2008	2009	2010	2010
Operating income (loss):
Network service and systems integration business	¥4,854,309	¥3,663,040	¥4,435,207	$47,486
ATM operation business	(89,195)	(704,431)	(1,001,166)	(10,719)
Elimination	5,750	41,227	22,456	240
Consolidated operating income	¥4,759,364	¥2,917,382	¥3,411,585	$36,527

           Segment assets:
			Thousands of
	Thousands of Yen		U.S. Dollars
	2009	2010	2010

Segment Assets:
Network service and systems integration business	¥51,799,206	¥50,462,478	$540,283
ATM operation business	504,144	655,123	7,014
Elimination	2,151	2,151	23
Consolidated total assets	¥52,301,199	¥51,115,450	$547,274

           Other significant items:
				Thousands of
	Thousands of Yen			U.S. Dollars
	2008	2009	2010	2010

Depreciation and amortization:
Network service and systems integration business	¥4,771,468	¥5,417,275	¥5,287,887	$56,615
ATM operation business	3,336	13,226	18,939	203
Consolidated total	¥4,774,804	5,430,501	¥5,306,826	$56,818

Transfers between reportable businesses are made at market-based prices. Operating income is sales and operating revenue less costs and operating expenses.

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of the Company’s revenues for the years ended March 31, 2008, 2009 and 2010.

19.	ADVERTISING EXPENSES

Advertising expenses incurred during the years ended March 31, 2008, 2009 and 2010 related primarily to advertisements in magazines, journals and newspapers and amounted to ¥575,306 thousand, ¥459,679 thousand and ¥467,813 thousand ($5,009 thousand), respectively.

20.	RELATED PARTY TRANSACTIONS

NTT and its subsidiary own 29.4 percent of IIJ's outstanding common shares and 30.0 percent of IIJ's voting shares as of March 31, 2010.

The Company entered into a number of different types of transactions with NTT and its subsidiaries including purchases of wireline telecommunication services for the Company’s offices. For the Company’s connectivity and outsourcing services, the Company purchases international and domestic backbone services, local access lines and rental rack space in data centers from NTT and its subsidiaries.  The Company sells to NTT and its subsidiaries its services including OEM services, system integration services and monitoring services for their data centers.

The amounts of balances as of March 31, 2009 and 2010 and transactions of the Company with NTT and its subsidiaries for the each of the three years in the period ended March 31, 2010, are summarized as follows.

				Thousands of
	Thousands of Yen			U.S. Dollars
	2008	2009	2010	2010

Accounts receivable	¥-	¥194,258	¥130,741	$1,400
Accounts payable	-	1,184,399	1,099,237	11,769
Revenues	1,186,771	1,129,160	911,622	9,760
Costs and expenses	9,437,253	10,689,937	11,304,222	121,030

As for equity method investees, refer to Note 5, “INVESTMENTS IN EQUITY METHOD INVESTEES”

21.	SUBSEQUENT EVENTS

On June 25, 2010, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2010 of ¥1,250 ($13.38) per share or in the aggregate amount of ¥253,180 thousand ($2,711 thousand).

On September 1, 2010, IIJ acquired all shares of the new subsidiary established by AT&T Japan LLC for JPY9,170 million ($98 million), which succeeded a part of the business, mainly the domestic network outsourcing services, provided by AT&TJLLC, AT&T Japan K.K and AT&T Japan Ltd.. It began operations on September 1, 2010 under the name IIJ Global Solutions Inc. (“IIJ-Global”). IIJ-Global plans to provide highly value-added network services by integrating IIJ Group’s abundant network solution services to create greater customer satisfaction. The disclosure of other information required by ASC 805-10-50-2 is impracticable because the initial accounting for the business combination, such as determining assets acquired and liabilities assumed from the predecessor companies, is incomplete.

* * * * *

Index to Exhibits

1.1	Articles of Incorporation, as amended (English translation)1
1.2	Share Handling Regulations, as amended (English translation) 1
1.3	Regulations of the Board of Directors, as amended (English translation)
1.4	Regulations of the Board of Company Auditors, as amended (English translation)2
2.1	Bylaws of the IIJ Group Employee Shareholders’ Association (English translation)
2.2
Form of Deposit Agreement among IIJ, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt3

2.3	Bylaws of the IIJ Group Director Stock Purchase Plan (English translation)
4.1	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (English translation)4
4.2	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (English translation)4
4.3	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation)5
4.4	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.6
4.5	Agreement on Limited Liability, dated June 27, 2008, June 26, 2009 and June 25, 2010, between Internet Initiative Japan Inc. and outside directors and outside company auditors7
4.6	Stock Purchase Agreement, dated June 1, 2010, between Internet Initiative Japan Inc. and AT&T Japan LLC. 8
4.7	Solutions Engagement Agreement, dated May 31, 2010 between Communications Services KK (changed its trade name to IIJ-Global Solutions Inc. on September 1, 2010) and IBM Japan, Ltd.8
4.8	Guaranty Letter Related to the Solutions Engagement Agreement between IBM Japan Ltd and Communications Services KK, dated June 1, 2010.8
8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
11.1	Internet Initiative Japan Code of Conduct9
12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

_____________

(1)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 29, 2009.

(2)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on August 3, 2005.

(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.

(4)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

(5)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 11, 2006.

(6)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.

(7)
We entered into a Limitation of Liability Agreement with Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors on June 27, 2008, with Mr. Junnosuke Furukawa as our outside director on June 26, 2009 and with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside directors on June 25, 2010.

(8)
Schedules, annexes and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IIJ agrees to furnish supplementary copies of the omitted schedules, annexes and similar attachments to the SEC upon request. A list briefly describing the omitted schedules, annexes and similar attachments are contained in this exhibit.

(9)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 30, 2008.