Form 20-F
period 2011-03-31
INTERNET INITIATIVE JAPAN INC
filed 2011-07-19
CIK 1090633

As filed with the Securities and Exchange Commission on July 19, 2011
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2011
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
As of March 31, 2011, 206,478 shares of common stock were outstanding, including 11,994 shares represented by an aggregate of 4,797,600 American Depositary Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes☐   No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes☐   No ☑
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
Yes☑     No☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes☐     No☐
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
Item 17☐     Item 18☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes☐     No☑

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

As used in this annual report, references to “IIJ” are to Internet Initiative Japan Inc. and references to “the Company”, “the Group”, “we”, “our”, “our group” and “us” are to Internet Initiative Japan Inc. and its subsidiaries except as the context otherwise requires.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

You should read the selected consolidated financial data below together with Item 5. “Operating and Financial Review and Prospects”, of this annual report on Form 20-F and our consolidated financial statements and the notes to our consolidated financial statements beginning on page F-1. The consolidated statement of income data and per share and American Depositary Shares (“ADS”) data below for the fiscal years ended March 31, 2007, 2008, 2009, 2010 and 2011, the consolidated balance sheet data below as of March 31, 2007, 2008, 2009, 2010 and 2011 and consolidated statements of cash flows for the fiscal years ended March 31, 2007, 2008, 2009, 2010 and 2011 under operating data below are derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm.

	As of and for the fiscal year ended March 31,
	2007	2008	2009	2010	2011	2011
	(millions of yen, except per share and ADS data)					(thousands of U.S. dollars, except per share and ADS data (1) )
Statement of Income Data:
REVENUES:
Network services:
Internet Connectivity services (corporate use) (2)	¥11,239	¥12,149	¥13,142	¥13,847	¥14,005	$169,220
Internet Connectivity services (home use) (2)	1,969	5,430	6,538	6,854	6,525	78,844
WAN services (3)	2,114	2,357	2,455	2,553	16,100	194,539
Outsourcing services	9,031	11,367	12,941	13,718	15,032	181,631
Total	24,353	31,303	35,076	36,972	51,662	624,234
Systems integration:
Systems construction	16,660	18,021	14,658	11,354	11,937	144,231
Systems operation and	13,867	15,993	18,989	18,717	17,507	211,541
maintenance
Total	30,527	34,014	33,647	30,071	29,444	355,772
Equipment sales	2,175	1,514	985	756	796	9,622
ATM operation business	－	4	23	207	516	6,242
Total revenues	57,055	66,835	69,731	68,006	82,418	995,870

COST AND EXPENSES:
Cost of network services	20,545	26,040	29,318	30,533	41,678	503,601
Cost of systems integration	23,529	25,526	25,543	21,904	22,467	271,465
Cost of equipment sales	1,894	1,300	863	649	683	8,256
Cost of ATM operation business	－	17	422	964	1,000	12,089
Total cost	45,968	52,883	56,146	54,050	65,828	795,411
Sales and marketing	3,439	4,329	4,631	5,405	6,616	79,942
General and administrative	3,971	4,624	5,622	4,826	5,479	66,206
Research and development	177	240	415	313	354	4,274
Total cost and expenses	53,555	62,076	66,814	64,594	78,277	945,833
OPERATING INCOME	3,500	4,759	2,917	3,412	4,141	50,037

OTHER INCOME (EXPENSES):
Interest income	23	63	45	29	23	279
Interest expense	(397)	(438)	(408)	(306)	(268)	(3,240)
Other — net	1,923	(22)	(520)	(276)	(62)	(749)
Other income (expenses) — net	1,549	(397)	(883)	(553)	(307)	(3,710)

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT) AND EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD	5,049	4,362	2,034	2,859	3,834	46,327
INVESTEES
INCOME TAX EXPENSE (BENEFIT)	(804)	(861)	1,002	1,132	956	11,548
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	(210)	(143)	35	159	123	1,482
NET INCOME	5,643	5,080	1,067	1,886	3,001	36,261
LESS: NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(233)	97	352	348	202	2,446
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥5,410	¥5,177	¥1,419	¥2,234	¥3,203	$38,707

	As of and for the fiscal year ended March 31,
	2007	2008	2009	2010	2011	2011
	(millions of yen, except per share and ADS data)					(thousands of U.S. dollars, except per share and ADS data (1) )
Per Share and ADS Data:
Basic net income attributable to IIJ per share	¥26,519	¥25,100	¥6,918	¥11,030	¥15,808	$191
Diluted net income attributable to IIJ per share	26,487	25,072	6,917	11,030	15,808	191
Basic net income attributable to IIJ per ADS equivalent	66.3	62.75	17.29	27.58	39.52	0.48
Diluted net income attributable to IIJ per ADS equivalent	66.22	62.68	17.29	27.58	39.52	0.48

Cash dividends declared per share:
Japanese Yen	¥1,500	¥1,750	¥2,000	¥2,250	¥2,750
U.S. Dollars	$12.76	$17.53	$20.17	$24.09	$33.23
Basic weighted average number of shares	203,992	206,240	205,165	202,544	202,644
Diluted weighted average number of shares	204,244	206,465	205,195	202,544	202,644
Basic weighted average number of ADS equivalents (thousands)	81,597	82,496	82,066	81,018	81,058
Diluted weighted average number of ADS equivalents (thousands)	81,698	82,586	82,078	81,018	81,058

Balance Sheet Data:
Cash and cash equivalents	¥13,555	¥11,471	¥10,188	¥8,764	¥13,314	$160,870
Total assets (4)	47,693	55,703	52,301	52,096	71,473	863,618
Short-term borrowings	6,050	9,150	7,350	4,450	13,430	162,277
Current portion of long-term borrowings, including capital lease obligations	3,243	3,456	3,272	2,730	2,788	33,687
Long-term borrowings, including capital lease obligations	4,318	4,738	4,866	3,658	3,627	43,820
Common stock	16,834	16,834	16,834	16,834	16,834	203,406
Total IIJ shareholders’ equity	20,112	24,981	25,169	27,320	29,652	358,292

Operating Data:
Capital expenditures, including capitalized leases (5)	¥3,953	¥6,078	¥7,006	¥5,584	¥6,752	$81,583

Operating margin ratio (6)	6.1%	7.1%	4.2%	5.0%	5.0%

Net cash provided by (used in):
Operating activities	¥7,402	¥4,538	¥8,631	¥9,621	¥12,564	$151,815
Investing activities	(3,014)	(5,444)	(3,328)	(3,788)	(13,493)	(163,039)
Financing activities	(4,560)	(1,152)	(6,573)	(7,238)	5,521	66,712

_________________
(1)
The U.S. dollar amounts represent translation of yen amounts at the rate of ¥82.76 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2011.

(2)
Starting from the second quarter of the fiscal year ended March 31, 2011, “Connectivity and outsourcing services” has been renamed “Network services” and “Connectivity services” has been renamed “Internet connectivity services”.

(3)
Starting from the second quarter of the fiscal year ended March 31, 2011, to reflect the acquisition of IIJ Global Solutions Inc. on September 1, 2010, “WAN services”, which were components of “Outsourcing services” were separately disclosed to clarify the contents of WAN services revenues.

(4)	Total Assets as of March 31, 2010 has been corrected.
(5)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure can be found in the following page.
(6)	Operating income as a percentage of total revenues.

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

	For the fiscal year ended March 31,
	2007	2008	2009	2010	2011
	(millions of yen)

Capital expenditures:
Acquisition of assets by entering into capital leases	¥2,665	¥4,222	¥4,015	¥2,330	¥2,913
Purchases of property and equipment	1,288	1,856	2,991	3,254	3,839
Total capital expenditures	¥3,953	¥6,078	¥7,006	¥5,584	¥6,752

Exchange Rates

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of IIJ shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of IIJ ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥82.76 per U.S. $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2011, the date of our most recent consolidated balance sheet contained in this annual report. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

The following table presents the noon buying rates for Japanese yen per U.S.$1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal year ended March 31, (1)	High	Low	Average(2)	Period-end
2007	¥121.81	¥110.07	¥116.55	¥117.56
2008	124.09	96.88	113.61	99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.38	92.51	93.40
2011	94.68	78.74	85.02	82.76

Calendar year 2011
January	¥83.36	¥81.56	¥82.63	¥81.97
February	83.79	81.48	82.54	81.94
March	82.98	78.74	81.65	82.76
April	85.26	81.31	83.18	81.31
May	82.12	80.12	81.13	81.29
June	80.98	79.87	80.43	80.34
July (through July 8, 2011)	81.26	80.64	80.95	80.64
_____________________
(1)
For December 2008 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the exchange rate refers to the foreign exchange rate as set forth in the H.10 statistical release and historical data of the Board of Governors of the Federal Reserve System.

(2)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.

The noon buying rate on July 8, 2011 was ¥80.64 per $1.00.

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

Our business is principally conducted in Japan and most of our revenues are from customers operating in Japan. If the Japanese economy deteriorates or does not improve, and it results in significantly lower levels of network-related investment and expenditures, and corporate customers respond to conditions by prioritizing low prices over quality, or we experience cancellation of large accounts, or intermittent power supply, it may become difficult to maintain our current level of revenues and margins or achieve our expected revenues and profits, particularly in systems integration, or payout our target dividends.

In addition to factors related to general economic conditions in Japan, we may not be able to maintain our current level of revenues and profits or achieve our expected levels of revenues and profits due to several other factors, including, but not limited to:

•
a decrease in revenues from our Internet connectivity and WAN services because of lower unit prices per bandwidth and cancellation of large accounts, due, for example, to severe price competition or a decrease in volume charge revenue due to the decrease in volume of Internet traffic,

•
a decrease in revenues from our outsourcing services if we fail to successfully differentiate our services from those of our competitors, if the service prices fall dramatically, due, for example, to severe price competition, or if we fail to provide our customers with competitive total network solutions,

•
a decrease in revenues from systems operation and maintenance if we fail to successfully differentiate our technical skills from those of our competitors, if the average revenue per project decreases, if there are cancellation or scale-down of large accounts or if the service prices fall dramatically, due, for example, to severe cost down requirement,

•
a decrease in systems construction revenues and lower margins if we fail to successfully differentiate our services from those of our competitors, if corporate customers put off or stop placing orders with us, if the number of systems construction projects decreases, if the average revenues for each projects decreases, or if there are trouble or problems during the systems construction phase and that systems construction becomes unprofitable or incurs a loss,

•
an increase in backbone costs due to increased volume of Internet traffic and tightened demands for leasing backbone lines, an increase in cloud computing-related costs due to increased demands for cloud computing services, or a decline in the profitability of network services and systems integration if we contract for more network capacity than we actually require or if invest fore more service facilities than we actually require to serve our customers,

•
an increase in expenses and investments for network and cloud computing infrastructure, research and development, back-office systems and other similar investments which we may be forced to make in the future in order to remain competitive or to seize cloud computing-related demands, or an increase in expenses relating to the leasing of additional equipment and an increase in amortization and depreciation or loss in disposal,

•
failure to control personnel and outsourcing costs, especially in our systems integration and cloud computing services, if personnel and outsourcing costs increase, or we fail to manage personnel and outsourcing resource effectively or fail to cover outsourcing costs by raising enough revenues from systems integration and outsourced projects,

•	an increase in SG&A costs, such as personnel expenses, advertising expenses and office rent related expenses, in conjunction with our expected, planned or continued business expansion,

•	the recording of an impairment loss as a result of an impairment test on the intangible assets not subject to amortization and goodwill that are recorded related to any mergers and acquisitions,

•	the recording of an impairment loss on intangible assets subject to amortization such as customer relationships that are recorded in connection with any mergers and acquisitions,

•	a decline in the value and trading volume of our holding of available-for-sale securities from which we expect gains on sale,

•	impairment losses on available-for-sale securities, nonmarketable equity securities and funds,

•
a negative effect on our revenues and profits if newly established or consolidated subsidiaries cannot achieve our expected levels of revenues or manage costs and expenses in a timely and adequate manner, and

•	a negative effect on our credibility or corporate image, revenues and profits if we are unable to provide our services without interruption to customers due to for example, shortage of power supply.

Please see Item 5, “Operating and Financial Review and Prospects” for more detailed information concerning our operations and other results.

We may not be able to compete effectively, especially against competitors with greater financial, marketing and other resources.

The major competitors of our network services are major telecommunications carriers such as NTT Communications Corporation (“NTT Communications”) and KDDI Corporation (“KDDI”). Price competition for Internet connectivity services is still severe. For outsourcing services, price competition may also increase due to the emergence of cloud computing service. This competition may adversely affect our revenues and profitability and may make it difficult for us to retain existing customers or attract new customers. The major competitors of our systems integration business are systems integrators, such as NEC Corporation, Fujitsu Limited, NTT Data Corporation and their affiliates. Our major competitors have the financial resources to reduce prices in an effort to gain market share. There is strong competition among systems integrators that may adversely affect our revenues and profitability. Even though the NTT Group, which is comprised of Nippon Telegraph and Telephone Corporation (“NTT”) and NTT Communications, is IIJ's largest shareholder, we plan to continue to operate the company separately and independently from the NTT Group, and will therefore continue to compete with the NTT Group.

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

Further, it is anticipated that cloud computing services for corporations will become widely in use in Japan in the middle-term and competitors listed above may put additional business resources into the cloud computing and outsourcing business which may lead to strong competition including price competition in the near future. If we fail to successfully differentiate our services and solutions from these competitors, we would not be able to secure the market share we expect nor achieve the expected future revenue and profit level, or our expected investments in cloud computing services may become inefficient which may adversely affect our financial condition and results of operations.

Our investments in our subsidiaries and equity method investees may not produce the returns we expect or may affect our results of operations and financial condition adversely.

In the past, we have invested in our group companies to expand our businesses and generate new businesses. As of June 30, 2011, we have eight consolidated subsidiaries and four equity method investees. The financial performance of our consolidated subsidiaries affects our financial condition and results of operations directly and the financial performance of our equity method investees affects our financial condition and results of operations to our pro rata portion of our equity method investments. There can be no assurance that we will be able to maintain or enhance the value or the performance of such companies in which we have invested or may invest in the future, or that we will achieve the returns or benefits from these investments. We may consider further reorganization of our group companies and there is no guarantee that we will be able to achieve the benefits that we expect from such reorganization. We may provide additional financial support in the form of loans, guarantees, leases or additional equity investments in such companies. We may lose all or part of our investment relating to such companies if their value decreases as a result of their financial performance or if they go bankrupt. If our interests differ from those of other investors in entities over which we do not exercise control, we may not be able to enjoy synergies with the investees and it may adversely affect our financial condition and results of operations.

IIJ Global Solutions Inc. (“IIJ-Global”) which became our 100% owned consolidated subsidiary on September 1, 2010 by acquiring its stock from AT&T Japan LLC (“AT&T Japan”) for ¥9.2 billion mainly provides Wide Area Network (“WAN”) services to approximately 1,600 domestic corporate customers. For the fiscal year ended March 31, 2011, (for the seven months from September 1, 2010 to March 31, 2011), IIJ-Global had ¥15.1 billion in revenues and ¥1.2 billion in operating income. If IIJ-Global cannot achieve our expected levels of revenues or manage costs and expenses in a timely and adequate manner, or if IIJ-Global incurs unexpected expenses, it may adversely affect our financial condition and results of operations. Intangible assets as of March 31, 2011 recorded from this acquisition was ¥5.8 billion and if IIJ-Global cannot achieve its future expected revenue and profit, we may have an impairment loss on intangible assets which may adversely affect our financial condition and results of operations. Related to this acquisition, IIJ-Global entered into a Solutions Engagement Agreement with IBM Japan Ltd. (“IBM Japan”), IIJ-Global’s largest sales partner. This agreement, which establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, contains indemnification for IIJ-Global to perform services, functions, responsibilities and others in a way that were being performed by AT&T Japan and it may adversely affect our financial condition and results of operations and in addition, IIJ-Global and the Company may damage their relationships between IBM Japan, which may indirectly adversely affect our financial condition and results of operations.

Trust Networks Inc. (“Trust Networks”), IIJ's consolidated subsidiary which was established in July 2007, operates automated teller machines (“ATMs”) and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 13, 2011, approximately 280 ATMs had been placed in places such as Japanese pinball shops. As of March 31, 2011, IIJ has invested a total of ¥2.3 billion in Trust Networks (77.8% share ownership). The ATM operation business, which is conducted by Trust Networks, is still in the course of its business start up and for the fiscal year ended March 31, 2011, it had ¥0.5 billion of revenues and ¥0.6 billion of operating loss. If Trust Networks is not able to introduce ATMs in accordance with its plan, or does not record ATMs’ withdrawing transactions as anticipated or incurs unexpected additional costs, its business start up may take longer than planned and its losses would widen and it may not be able to achieve its future expected revenue and profit or it may become difficult to continue its business or it may become short on funds, which may adversely affect our financial conditions and results of operations. If Trust Networks becomes short on funds, there is no assurance that Trust Networks can secure funds necessary to continue its business operations. We may lose all or part of our investment related to Trust Networks if the value decreases as a result of its financial performance or if it goes bankrupt. Trust Networks plans to continuously place new ATMs and it will require future capital expenditure. If the placement of ATMs increases, our capital expenditures including capitalized leases may increase due to the leasing or purchasing of ATMs.

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

Systems construction revenues, a one-time revenue, have a tendency to fluctuate from time to time compared to monthly recurring revenues from network services and systems operation and maintenance due to the budget systems in Japan, of which many end in March. If corporate investments decrease or if we fail to meet customer demands due to lack of sufficient number of qualified engineers or lack of sufficient task-management capabilities to execute the projects in a professional manner, corporate customers may put off or stop placing orders with us and we may not be able to record systems construction revenues and operating profit as expected. If we fail to execute the projects as contracted, our recognition of revenues may be delayed or lost altogether, we could be held liable for damages or we could be sued, which could in turn have an adverse impact on our reputation, results of operations and financial condition.

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

As of March 31, 2011, the total balance of our intangible assets was approximately ¥11.8 billion, of which ¥6.0 billion was intangible assets not subject to amortization such as goodwill and ¥5.8 billion was intangible assets subject to amortization such as customer relationships. The amount of our intangible assets may increase if we conduct mergers, acquisitions or investments in affiliates in the future. We conduct impairment testing annually on March 31 or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the business operations are adversely affected by factors such as significant adverse changes in their business climate and others, we may have an impairment loss as a result of an impairment test on intangible assets such as goodwill. The recognition of any impairment losses on intangible assets may result in material adverse effects on our financial condition and results of operations.

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

Interruptions, errors or delays with respect to our backbone network or service facilities may be caused by human errors or natural factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, human error, computer viruses and other similar events. Much of our computer and networking equipment and the lines that make up our backbone network are concentrated in a few locations that are in earthquake-prone areas. Any disruption, outages, or delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage and decreased consumer and corporate customer confidence in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.

In relation to the powerfully destructive earthquake and tsunami that struck northeastern Japan on March 11, 2011, they did not have a material downward effect to our revenues or income for the fiscal year ended March 31, 2011. However, should we experience further unforeseeable incident, including the disruption of social infrastructure or power shortages and other impacts due to inoperable or damaged nuclear power plants, our backbone network and service facilities could fail and as a result, we may suffer direct and indirect damages, which may adversely affect our financial conditions and results of operations.

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

We have limited operational, administrative and financial resources, which could be inadequate to sustain the growth we want to achieve. As the number of our customers and their Internet usage increases, as traffic patterns change, as the volume of information transferred increases, and as the needs for the new cloud computing-related service increases, we will need to increase expenditures for our network and other facilities, including data center facilities in the future, in order to adapt our services and to maintain and improve the quality of our services. If we are unable to manage our growth and expansion adequately, the quality of our services could deteriorate and our business may suffer. If data center facilities do not meet our expectations, the quality of our service could deteriorate and our business may suffer. We may also need to increase office rent expenditures along with our business expansion. If we are unable to prepare our network and other facilities in a timely manner to meet our customers’ demand or our business expansion, we may miss growth opportunities or may be obliged to bear higher costs to prepare our network and other facilities.

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

We may continuously pursue mergers and acquisitions transactions which may not be effective.

We recognize that it is important for us to have more business resources such as, but not limited to, human resources, client basis, application layer technology and others, in the middle-term, along with the expansion of our outsourcing business. We acquired IIJ-Global for ¥9.2 billion during the fiscal year ended March 31, 2011 and we may continuously pursue mergers and acquisition transactions to scale up our business. The merger and acquisitions transactions may not always be on good terms and conditions, they may not bear the results we expect and they may not have synergistic effect. As a result, those transactions may strain our financial resources and it may adversely affect our financial conditions and results of operations or we will not be able to have enough business resources to scale up due to failure to have profitable mergers and acquisition transactions.

The amounts and timing of recognition of deferred tax benefits or expenses related to tax operating loss carryforwards may adversely affect our financial results.

Large portion of our consolidated tax operating loss carryforwards related to consolidated corporate tax, which are available to offset future taxable income was utilized during the year ended March 31, 2011 (see Note 12 to our consolidated financial statements). From and after the fiscal years ending March 31, 2012, the effects of tax operating loss carryforwards is expected to be small compared to prior fiscal years.

Fluctuations in the stock prices of companies or losses on companies in which we have invested may adversely affect our financial condition.

We have invested in non-affiliated companies in order to further our business relationships with those companies. We have also invested in available-for-sale equity securities and in funds which invest mainly in unlisted stocks. We recorded net impairment losses of ¥0.2 billion on nonmarketable and available-for-sale equity securities in the fiscal year ended March 31, 2011. The carrying amount of nonmarketable equity securities was ¥1.9 billion, available-for-sale securities was ¥0.7 billion and funds was ¥0.2 billion as of March 31, 2011, respectively. We may acquire additional securities of non-affiliated companies or additional funds. However, these securities or funds can be impaired significantly due to changes in the financial condition of non-affiliated companies, general economic conditions in Japan or fluctuations in the Japanese stock markets. Fluctuations in the fair value of these securities or funds in which we have invested may affect our financial results. In addition, should we choose to sell all or a portion of these securities or funds, it is not certain that we will be able to do so on favorable terms.

NTT, IIJ's largest shareholder, could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of our other shareholders.

NTT and its affiliates owned 29.9% of IIJ's outstanding voting shares as of March 31, 2011. As IIJ's largest shareholder, NTT may be able to exercise substantial influence over us. As of July 15, 2011, IIJ has one outside director, Mr. Takashi Hiroi, from NTT among IIJ's 12 directors. While we intend to conduct our day-to-day operations independently of NTT and its group companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interests, which may not be in our interest or that of other shareholders.

We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.

We rely on telecommunications carriers such as NTT Communications and KDDI for a significant portion of our network backbone and Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph Telephone West Corporation (“NTT West”) and KDDI for local access lines for our customers. We procure significant portions of our network backbone and data center facilities pursuant to operating lease agreements with NTT Group, our largest provider of network infrastructure. For the fiscal year ended March 31, 2011, we have paid ¥10.4 billion for international and domestic backbone and local access line costs to NTT Group. For us to provide broadband mobile data communications as a Mobile Virtual Network Operator (“MVNO”), we depend on mobile network operators. We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.

We also depend on third-party suppliers of hardware components like routers that are used in our network. We purchase certain components from limited sources, typically from Cisco Systems, Inc. (“Cisco”) and Juniper Networks, Inc. (“Juniper Networks”). A failure by one of our suppliers to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, may delay our ability to expand the capacity and scope of our network.

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

IIJ began its operations in July 1993, making IIJ one of the first commercial providers in Japan to offer Internet connectivity services. In February 1994, IIJ acquired a Type II Telecommunications license, which enables IIJ to operate IIJ's own international backbone networks. The main services that IIJ and the Group offer are Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales. The Group offers its services and solutions directly to its customers and also works closely together as a Group in providing total network solutions to its customers. In November 2009, IIJ introduced its new cloud computing service, “IIJ GIO”. Through IIJ-Global, the Group wishes to enhance its overseas operation to fulfill the broad range of IT network needs of our clients operating abroad. In addition, the Group entered the ATM operation business through our consolidated subsidiary, Trust Networks, which we established in July 2007.

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

On September 1, 2010, IIJ made IIJ-Global its 100% owned consolidated subsidiary by acquiring the stock of IIJ-Global from AT&T Japan for ¥9.2 billion. IIJ-Global succeeded mainly the domestic network outsourcing service business such as the WAN services, which are mainly provided to approximately 1,600 domestic corporate customers. Please also see Note 2 “Business Combinations” to our consolidated financial statements included in this annual report on Form-20F.

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

B.   Business Overview.

The Group offers a comprehensive range of Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales to our customers mainly in Japan. We believe our services provide efficient and reliable solutions to our customers on one of the most advanced and reliable Internet networks available in Japan. Our services are based upon high-quality networking technology tailored to meet specific needs and demands of our customers.

We offer, together with other companies or independently, a variety of services to our customers, mainly corporate and governmental organizations, as total network solutions through a single source. Our primary services are our Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales. Our Internet connectivity services includes full-spec IP service with bandwidth ranging from 64 kbps up to over 1 Gbps, low-cost broadband services such as optical and/or ADSL lines which are mainly used to connect branch offices, and mobile access services. Our WAN services provide closed-network services, mainly operated by IIJ-Global. Our outsourcing services include security-related outsourcing services that protect our customer network systems from unauthorized access and secure remote connections to internal networks, network-related outsourcing services such as router rental and Virtual Private Network (“VPN”), server-related outsourcing services such as web server hosting and e-mail security service, data center-related outsourcing services and our cloud computing service “IIJ GIO/Hosting Package”. Our systems integration includes systems construction and systems operation and maintenance. Systems construction are tailored to meet each of our customers’ requirements, which include consulting, project planning, systems design and development of network systems, and sales of equipment and software purchased from third parties. Systems operation and maintenance revenues include system related maintenance, monitoring and other operating services and cloud computing services such as “IIJ GIO/Component”. We aim to be the leading supplier of total network solutions in Japan.

In addition, we entered the ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 13, 2011, Trust Networks has placed 280 ATMs.

From the fiscal year ended March 31, 2009 onwards, we have disclosed revenues and costs for the ATM operation business because the amount of losses related to this business segment became material.

Currently, we have two business segments: Network services and systems integration business segment and ATM operation business segment. Network services and systems integration business segment is comprised of: Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales.

The table below provides a breakdown of the total revenues and percentage by services among our services over the past three fiscal years. Most of our revenues are generated in Japan and are denominated in Japanese yen.

	For the fiscal year ended March 31, (millions of yen, except for percentage data)
	2009		2010		2011
Internet connectivity services	¥19,680	28.2%	¥20,701	30.5%	¥20,530	24.9%
WAN services	2,455	3.5%	2,553	3.8%	16,100	19.6%
Outsourcing services	12,941	18.6%	13,718	20.1%	15,032	18.2%
Systems construction	14,658	21.0%	11,354	16.7%	11,937	14.5%
Systems operation and maintenance	18,989	27.3%	18,717	27.5%	17,507	21.2%
Equipment sales	985	1.4%	756	1.1%	796	1.0%
ATM operation business	23	0.0%	207	0.3%	516	0.6%
Total revenues:	¥69,731	100.0%	¥68,006	100.0%	¥82,418	100.0%

Internet Connectivity Services

We offer two categories of Internet connectivity services: Internet connectivity services for corporate use and Internet connectivity services for home use. Internet connectivity services for corporate use are based mainly on dedicated local-line connections provided by telecommunications carriers between our backbone and customers. Internet connectivity services for home use mainly require customers to connect to our points of presence (“POPs”) through the publicly-switched telephone network or variety of broadband access services, such as ADSL and optical lines. The last-one mile access such as dedicated access, ADSL, fiber optic, Ethernet, mobile and others are provided by large telecommunications carriers such as NTT East and West, NTT DoCoMo, Inc. (“NTT Docomo”) and others.

Starting from fiscal year ended March 31, 2008, we have launched a broadband mobile data communication service as MVNO. Such new service provides inexpensive high-speed, high-capacity last-one mile access, and we will continue to introduce new variations to our Internet connectivity service to accommodate such developments.

Starting from the fiscal year ended March 31, 2010, we have launched “LaIT” (pronounced "light"), a brand that offers high-quality services at reasonable prices to small and medium enterprises. Its main sales channels are through sales partners.

The following table shows the number of our Internet connectivity service contracts as of the dates indicated:

	As of March 31,
	2007	2008	2009	2010	2011
Internet connectivity services (corporate use):
IP Service (-99 Mbps)	751	855	938	926	908
IP Service (100 Mbps – 999 Mbps)	161	201	225	254	305
IP Service (1 Gbps –)	63	70	94	125	126
IIJ Data Center Connectivity Service	282	288	298	315	305
IIJ FiberAccess/F and IIJ DSL/F (Broadband Services)	16,418	23,539	26,023	28,663	42,851
IIJ Mobile Service (1)	-	1,018	19,698	32,315	40,988
Others	1,618	1,984	1,526	1,400	1,320
Total Internet connectivity service (corporate use) contracts	19,293	27,955	48,802	63,998	86,803
Internet Connectivity services (home use) :
Under IIJ Brand	55,907	51,051	46,901	46,900	41,176
hi-ho	-	189,700	179,786	168,223	151,828
OEM (2)	476,483	232,515	216,725	185,544	181,324
Total Internet connectivity service (home use) contracts	532,390	473,266	443,412	400,667	374,328
_____________________
(1)	IIJ Mobile Service is the number of total contracts of mobile data communication services for corporate use.
(2)	OEM services provided to other service providers.

Internet Connectivity Services for Corporate Use

Our lineup of Internet connectivity services for corporate use includes: IP Service, IIJ Data Center Connectivity Service, IIJ FiberAccess/F and IIJ DSL/F (Broadband Services), dial-up services and IIJ Mobile service.

•
IP Service and IIJ Data Center Connectivity Service. Our IP Service and Data Center Connectivity Service is a full-scale, high-speed internet access service that connects the customer’s network to our backbone with dedicated access lines. The services are used mainly for corporate headquarters or data centers, where reliable network service is indispensable. The customer chooses the level of service it needs based upon its bandwidth requirements. As of June 2011, we offer service at speeds ranging from 64 kbps to 10 Gbps.

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

Internet Connectivity Services for Home Use

We offer internet connectivity services for home use such as IIJ4U, IIJmio, and hi-ho. IIJmio has a variety of Internet connectivity services, such as IIJmio DSL/DF Service, IIJmio FiberAccess/DF Service, IIJmio DSL/SF Service, IIJmio FiberAccess/DC Service, IIJmio FiberAccess/SF Service and IIJmio MobileAccess Service, depending on the type of local access. Internet connectivity services for home use under the hi-ho brand, which we acquired in June 2007, are similar to IIJ4U. We also offer OEM services for other network operators. In December 2008, IIJmio and hi-ho introduced wireless broadband Internet connectivity service using 3G network. From April 2011, hi-ho launched a service menu for its wireless broadband Internet connectivity service using WiMAX.

WAN Services

We offer WAN services, a closed network service mainly using dedicated lines to corporate customers. While IIJ had been providing WAN services to its corporate customers, the WAN business became a large portion of the consolidated base business following the acquisition of IIJ Global on September 1, 2010.

Outsourcing Services

Our customers are increasingly seeking additional network-related services, in addition to Internet connectivity. We provide our customers with a broad range of outsourcing services such as security-related, network-related, server-related and data center-related outsourcing services. Additionally, from the fiscal year ended March 31, 2011, we offer cloud computing-related service, the “IIJ GIO/Hosting Package”, an all-in-one hosting package cloud computing service.

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

•
Server-related outsourcing services. We offer services such as web hosting, e-mail hosting, document storage and streaming services. Currently, the main service line-ups are: IIJ Secure MX Service, IIJ Secure Web Gateway Service, IIJ Document Exchange Service, IIJ Download Site Service, IIJ URL Filtering Service, IIJ DNS Service and Streaming Service.

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

•	Cloud computing services. We provide our customers with a broad range of cloud computing services such as “IIJ GIO/Hosting Package”, which is an all-in-one hosting package cloud computing service

•	Other services. Other than the above, we offer customer support and help desk solutions, IP Phone service and other services.

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

•	construction of large scale e-mail servers or systems to detect or delete e-mails with viruses or spam or record all e-mails incoming to and outgoing from customers,

•	online brokerage systems for securities firms,

•	construction of websites for online businesses, such as on-line game providers,

•	re-construction of overall corporate network systems suited to increased traffic data,

•	construction of voice over IP systems to transmit voice among customer branch offices over the Internet,

•	construction of wireless local area networks, and

•	consultation on corporate network security.

In the consulting and planning phase of a systems construction project, we form special project management teams for the project. We analyze and design the customer’s network and systems with three engineering focuses: reliability, flexibility and extendibility.

In the phase of systems design and development of network systems, we procure equipment such as servers or use “IIJ GIO” services as a component of the system and manage application development and software programming tasks which are, depending on the size of the project, outsourced to third parties. Systems constructions are generally provided together with our network services.

In the operation and maintenance phase, by utilizing data center facilities and “IIJ GIO” services directly linked to our network, we provide a range of operation and maintenance services, which take maximum advantage of the Internet system, network operation and management know-how of the IIJ Group companies. Rather than simply looking after the customer’s servers and equipments, we take care of the customer’s entire computing environment, as well as custom-designed monitoring systems and provide around-the-clock operation and management services. These outsourcing services enable customers to free themselves from the burden of operating the network systems, which demands professional operation and maintenance to ensure prompt and flexible responses to unexpected system problems.

We also provide our customers with basic, easy-to-order systems integration, which we refer to as IBPS, including provision of network resources such as network equipment, data storage systems, network monitoring and systems operation management, on demand and on a monthly basis, therefore enabling our customers to launch their internal network system securely and cost effectively.

Revenues of our cloud computing related services, “IIJ GIO/Component”, “IIJ GIO/Storage”, “IIJ GIO/Cyboze Galoon SaaS” and many other cloud SaaS services are recognized in systems operation and maintenance.

Equipment Sales

In addition to the network services and systems integration, we sell third-party equipment to meet the one-stop needs of our customers together with our in-house developed router, the “SEIL Series”.

SEIL Series. Our high-end in-house developed router, the “SEIL Series” was first released in October 2001. As of June 2011, there are SEIL/B1, SEIL/X and SEIL/x86. With the SMF feature, which provides auto-configuration features, it enables customers to create a VPN network by simply connecting the network into SEIL WAN interface.

ATM Operation Business

The ATM operation business is conducted by our consolidated subsidiary, Trust Networks which operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 13, 2011, 280 ATMs were placed in places such as Japanese pinball shops.

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

Backbone

Leased lines

Our network is anchored by our extensive Internet backbone that extends throughout Japan and to the United States. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity. As of June 30, 2011, the total capacity between Japan and the United States was 105.6Gbps.

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

The table below lists the total number of contracts comprising IIJ’s backbone network as of March 31, 2011. Each contract represents one physical line. The largest contract accounts for only approximately 4% of the total contracted amount.

Total Number of Contracts Comprising IIJ's Backbone Network

As of March 31, 2011
Number of Contracts comprising the IIJ’s backbone network
NTT Group	78
KDDI	25
Others	24
Total	127

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

The table below shows our backbone cost.
Backbone Cost

	For the fiscal year ended March 31,
	2007	2008	2009	2010	2011
Backbone cost (thousand yen)	¥3,515,934	¥3,469,717	¥3,692,286	¥3,698,901	¥3,688,077

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

Points of Presence.

POPs are the main points at which our customers connect to our backbone. We provide Internet connectivity from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of June 30, 2011, we operate nine primary POPs for dedicated access and one universal POP for nationwide dial-up access in Japan. The universal POP can be accessed from anywhere in Japan with the minimum local telephone charge.

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

Internet Data Centers.

As of July 1, 2011, we operate 16 Internet data centers in Japan which we use to offer our outsourcing data center services, five in Tokyo, two in Yokohama and Osaka, and one each in Saitama, Sapporo, Sendai, Nagoya, Kyoto, Fukuoka and Matsue. These data centers are specifically designed for application hosting, IIJ GIO services, co-location services and high capacity access to our networks. Excluding the module type data center in Matsue, they are leased mainly from NTT Communications, ITOCHU Techno-Solutions Corporation, and KDDI. The module type data center in Matsue is directly owned and operated by us.

These data centers have 24-hours-a-day, seven-days-a-week operations and security and are equipped with uninterruptible power supplies and backup generators, anti-seismic damage precautions, fire suppression equipment and other features to optimize our ability to offer high-quality services through these data centers.

The module type eco data center in Matsue which constructed in April 2011 is specifically designed for the use of our cloud computing service “IIJ GIO” which uses outside-air-cooling, the first in Japan. One of the main features of the Matsue module type data center is its cost efficiency and its short construction time of approximately two to three months, which allows it to start small and expand along with the rise in demand, unlike building type data centers where you need to build the whole capacity at once regardless of the demand. This Matsue module type data center can host up to 24 modules and for the fiscal year ending March 2012, we plan to build a couple of modules and the rest in the following year. The total construction cost for this Matsue module type data center including network and equipment investments is expected to be approximately ¥3.0 billion.

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

Our Group Companies

We offer our services directly and with our group companies. As of June 30, 2011, we had eight consolidated subsidiaries and four equity method investees, which all, except for IIJ-A and i-Heart Inc. (“i-Heart”), are incorporated under the laws of Japan. IIJ-A is incorporated under the laws of the state of California and the United States of America, and i-Heart is incorporated under the laws of Republic of Korea. The financial results of our consolidated subsidiaries shown in this section are prepared under generally accepted accounting principles in Japan, except for IIJ-A. Our group companies work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and market our services and products together as a group. However, our group companies specialize in different aspects of the Internet and networking. Our customers’ main point of contact is IIJ itself. We then draw upon the resources and special capabilities of the group companies to offer total Internet solutions.

The ATM operation business is conducted by Trust Networks.

The table below sets out our group companies, including our subsidiaries and equity method investees and our direct ownership of each of them as of June 30, 2011:

Company Name	Jurisdiction of Incorporation	Proportion of ownership and voting interest
Consolidated Subsidiaries:
Net Care, Inc.	Japan	100.0%
Net Chart Japan Inc.	Japan	100.0%
hi-ho Inc.	Japan	100.0%
IIJ Innovation Institute Inc.	Japan	100.0%
IIJ Global Solutions Inc.	Japan	100.0%
Trust Networks Inc.	Japan	77.8%
GDX Japan Inc.	Japan	62.3%
IIJ America Inc.	U.S.A.	100.0%
Equity method investees:
Trinity Inc.	Japan	45.0%
Internet Multifeed Co.	Japan	32.0%
Internet Revolution Inc.	Japan	30.0%
i-Heart Inc.	Republic of Korea	20.2%

Net Care, Inc.

Net Care provides a broad array of support services, from monitoring and troubleshooting to network operations, Data Center operations and an end-user help desk.

Net Care had revenues of ¥7.6 billion and operating income of ¥0.6 billion for the fiscal year ended March 31, 2011. As of March 31, 2011, Net Care had 336 employees, 29 of whom were seconded from IIJ.

Net Chart Japan Inc.

NCJ provides network construction services that are mainly related to Local Area Networks, such as installation and configuration of equipment, wiring following network installation, and installation and operation support for applications.

NCJ had revenues of ¥1.5 billion and operating income of ¥44 million for the fiscal year ended March 31, 2011. As of March 31, 2011, NCJ had 42 employees.

hi-ho Inc.

hi-ho provides Internet connectivity service for home use.

hi-ho had revenues of ¥5.1 billion and operating income of ¥0.2 billion for the fiscal year ended March 31, 2011. As of March 31, 2011, hi-ho had 30 employees, 9 of whom were seconded from IIJ.

IIJ Innovation Institute Inc.

In June 2008, IIJ invested ¥100 million in and established IIJ Innovation Institute Inc. (“IIJ-II”) as our wholly-owned consolidated subsidiary, which engages in research and development of Internet-related basic technology development. An additional ¥50 million was invested in March 2009. On July 1, 2009, IIJ Research Laboratory, one of the research department of IIJ, was transferred into IIJ-II to strengthen the Group research and development by reclassifying the Group research and development organization.

IIJ-II had revenues of ¥0.3 billion and operating income of ¥3 million for the fiscal year ended March 31, 2011. As of March 31, 2011, IIJ-II had 13 employees, all of which were seconded from IIJ.

IIJ-Global Solutions Inc.

On September 1, 2010, IIJ acquired 100% of the equity of IIJ-Global from AT&T Japan at the amount of ¥9.2 billion. IIJ-Global is incorporated under the laws of Japan. IIJ-Global provides mainly the domestic network outsourcing service business such as the WAN services which are mainly provided to approximately 1,600 domestic corporate customers.

For the fiscal year ended March 31, 2011, (for the seven months from September 1, 2010 to March 31, 2011), IIJ-Global had revenues of ¥15.3 billion and operating income of ¥1.2 billion. As of March 31, 2011, IIJ-Global has 249 employees, 10 of whom were seconded from us.

Trust Networks Inc.

Trust Networks was established in July 2007 and IIJ had invested a total of ¥2.3 billion in Trust Networks as of March 31, 2011 (77.8% ownership).

Trust Networks operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. During the fiscal year ended March 31, 2009, Trust Networks completed its field test of ATMs operations and as of May 13, 2011, 280 ATMs are placed.

Trust Networks recorded revenue of ¥0.5 billion and operating loss of ¥0.6 billion for the fiscal year ended March 31, 2011. As of March 31, 2011, Trust Networks had 12 employees, 7 of whom were seconded from us.

GDX Japan Inc.

In April 2007, IIJ and GDX Network, Inc., a company incorporated in the United States, established a joint venture company, GDX, to provide a message exchange network service in Japan. As of March 31, 2011, IIJ had invested a total of ¥450 million in GDX (62.3% ownership).

GDX recorded revenue of ¥20 million and operating loss of ¥87 million for the fiscal year ended March 31, 2011.

In March 2011, the Company’s Board of Directors resolved to dissolve GDX.

IIJ America Inc.

IIJ-A is a U.S.-based ISP, catering mostly to U.S.-based operations of Japanese companies.

IIJ-A had revenues of $12 million and operating income of $0.4 million for the fiscal year ended December 31, 2010. As of March 31, 2011, IIJ-A had 26 employees, 5 of whom were seconded from IIJ.

Trinity Inc.

In July 2007, IIJ invested ¥235 million in Taihei Computer Co., LTD. In May 2011, Taihei Computer Co., LTD was renamed Trinity Inc. (“Trinity”). Trinity, one of the subsidiaries of Hirata Corporation, which manages customer loyalty reward program systems. As a result of this investment, Trinity became our equity method investee with a 45.0% ownership.

Internet Multifeed Co.

Internet Multifeed Co. (“Multifeed”) provides the location and facilities for directly connecting high-speed Internet backbones with content servers to make distribution on the Internet more efficient. Its technology was developed jointly with the NTT Group. Multifeed operates an IX (Internet eXchange — where major ISPs exchange network traffic) named JPNAP. We account for Multifeed as an equity method investee with a 32.0% ownership. IIJ's ownership in Multifeed increased from 31.0% to 32.0% as of September 2009 through the purchase of Multifeed shares from Multifeed minority shareholders.

Internet Revolution Inc.

In February 2006, IIJ and Konami Corporation established a joint venture company, i-revo, to operate comprehensive sites and IIJ invested ¥750 million. We account for i-revo as an equity method investee with a 30.0% ownership.

i-Heart Inc.

In May 2000, we entered into the i-Heart joint venture with South Korean companies with a total investment by us of ¥89 million. As of March 31, 2011, i-Heart is our equity method investee with a 20.2% ownership.

Capital Expenditures

The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three years.

	For the fiscal year ended March 31,
	2009	2010	2011
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥7,006	¥5,584	¥6,752

_____________________
(1) Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures”.

Most of our capital expenditures are relate to the development, expansion, improvement and maintenance of our network infrastructure, including the installation of routers, servers and facilities necessary to offer services on our network, software and back-office systems.

For the fiscal year ended March 31, 2011, we had capital expenditures of ¥138 million related to IIJ-Global.

We believe that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2012 related to our network services and systems integration business will be higher than the amount for the fiscal year ended March 31, 2011, reaching over ¥8.0 billion. There will be capital expenditures for facilities and equipments for cloud computing services which we launched during the fiscal year ended March 31, 2011 and for network equipment and software which are related to the usual expansion and improvement of our existing network. In addition, there will be capital expenditures related to our ATM operation business, which is also expected to increase compared to the previous fiscal year along with the placement of new ATMs.

We recorded losses on disposal of property and equipment of ¥443 million, ¥639 million and ¥24 million for the fiscal years ended March 31, 2009, 2010 and 2011, respectively. The losses for the fiscal years ended March 31, 2009 and 2010 were large as there were disposals of certain network equipment and software for back office systems.

Seasonality

See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues, including related equipment sales revenues”.

Sales and Marketing

Our sales headquarters are located in Tokyo. In addition, we have ten branch or sales offices in Osaka, Nagoya, Fukuoka, Sapporo, Sendai, Toyama, Hiroshima, Yokohama, Toyota and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2011, we had 382 employees working in sales and marketing.

In April 2010, IIJ-Tech and IIJ-FS were merged into IIJ to strengthen its business in the upcoming cloud computing market and the sales and marketing organization were reorganized.

The Business Unit is divided into seven divisions:

•	Enterprise Business Division 1, 2 and 3 focus on its total network solutions and work with large corporate clients, including manufacturers, retail companies and telecommunication carriers.

•	Financial Systems Business Division focuses on its total network solutions and work with financial institutions.

•	Government, Public & Educational Organization Business Division focuses on total network solutions and works with governmental institutions, and universities and other schools.

•	Regional Division focuses on developing and strengthening partnerships with customers in areas other than the Kanto-area. Sales personnel in the branch or sales offices are here in this division.

•
Business Unite Management Division focuses on management and controlling the above six division. It is responsible for the planning and management on the sales figures, processes and other information.

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

Customers

We had approximately 6,500 business and other institutional customers, excluding customers of IIJ-Global and approximately 374,300 individuals, which includes individuals subscribing to OEM services, as of March 31, 2011. Our main customers continue to be major corporations, including ISPs.

The number of customers of IIJ-Global, which we acquired on September 1, 2010, was approximately 1,600 business and other institutional customers.

Research and Development

Research and Development Organization

Our research and development activities are conducted by IIJ-II and other departments of IIJ.

IIJ Innovation Institute. IIJ established IIJ-II in June 2008 as a wholly-owned subsidiary, which engages in research and development of Internet-related basic technology development. In July 2009, IIJ Research Laboratory, which was established as a research organization of IIJ in April 1998 to engage in new basic network technologies, was transferred into IIJ-II to reorganize and strengthen the Group's research and development capabilities. IIJ-II is currently participating in various research and development activities in cooperation with organizations from the private and academic sectors. Among many other, IIJ-II is engaged in research and development activities related to the deployment and implementation of IPv6, cloud computing-related research and development, security related research, e-mail technologies and network traffic analysis.

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

In furtherance of these objectives, our research and development efforts currently are focused on a variety of projects, including:

•	continued improvement of our SEIL router and SMF, systems which we developed specifically to be integrated into IIJ’s network-related services,

•	research and development of the latest e-mail implementation technologies and spam countermeasures,

•	research and development of IPv6-based mobile communications technology,

•	research relating to the methodology of configuration of routers and other servers,

•	research relating to the technology for next generation IP networks,

•	research relating to the behavior of Internet routing systems,

•	research of the Internet traffic monitoring and management,

•	research and development of the Distributed and Parallel Processing Platform for very large data sets,

•	research and development of the basic technologies for cloud computing-related technology,

•	research and development of the outside-air-cooled container unit data center,

•	research and analysis of the characteristics of the captured malware and spam mails, and,

•	development relating to proprietary video distribution server software specifically designed for digital television.

Our research and development expenses averaged less than 1.0% of total revenues for the past three consecutive years. For the fiscal years ended March 31, 2009, 2010 and 2011, our research and development expenses were ¥415 million, ¥313 million and ¥354 million, respectively, most of which was personnel expense. The level of research and development expenditures is low in relation to our total costs primarily because we do not engages in extensive research and development of new technologies and products that require large investments. Rather, as noted above, we are intensively engaged in research and development related to our ongoing business. We focus on monitoring developments in the industry and in developing new and innovative services and applications by utilizing and enhancing existing technologies and products.

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

Trademarks

We have applied for trademark registrations of our corporate name, “Internet Initiative Japan Inc.” and certain other corporate and product names in Japan, the United States and certain European countries. As of July 2011, 57 registrations had been granted, with three pending application.

Patents

We have applied for patent registrations in relation to our technology in Japan and the United States. As of August 2011, eight registrations had been granted, with seven pending applications. The latest acquired patent is for a system to enable a function for implementing providing of a service desired by an end user to be automatically generated in a network connecting appliance, in addition to the function of centralized network management system, SMF.

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

On October 13, 2004, the District Court certified the focus cases as class actions in the ongoing litigation. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the District Court’s class certification decision. On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the Company, informed the District Court that the settlement could not be approved, because the defined settlement class, like the litigation class, could not be certified. On June 25, 2007, the District Court entered an order terminating the proposed settlement. On August 14, 2007, the plaintiffs filed their second consolidated amended complaints against the six focus cases and on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the District Court denied the motions to dismiss except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. The motion for class certification was withdrawn without prejudice on October 10, 2008. On April 2, 2009, a stipulation and agreement of settlement among the plaintiffs, issuer defendants and underwriter defendants was submitted to the District Court for preliminary approval. The District Court granted the plaintiffs’ motion for preliminary approval, and preliminarily certified the settlement, classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the District Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close the cases. Notice of appeal of the opinion granting final approval has been filed. There can be no assurance that this proposed settlement will be upheld on appeal. Due to the inherent uncertainties of litigation and because the settlement remains subject to appeal, the ultimate outcome of the matter is uncertain.

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

D.      Property, Plants and Equipment.

Property and equipment recorded on our consolidated balance sheet as of March 31, 2010 and March 31, 2011 consisted of the following:

	As of March 31
	2010	2011	2011
	(millions of yen)		(thousands of U.S. dollars)
Data communications equipment	¥1,310	¥5,125	$61,927
Office and other equipment	1,496	940	11,361
Leasehold improvements	1,060	2,222	26,844
Capitalized software	11,208	12,791	154,549
Assets under capital leases, primarily data communications equipment	15,549	17,294	208,971
Total	30,623	38,372	463,652
Less accumulated depreciation and amortization	(17,653)	(21,891)	(264,513)
Property and equipment- net	¥12,970	¥16,481	$199,139

Our fixed assets consist mainly of (i) data communications equipment necessary to offer services on our network, such as routers and servers and which are mainly acquired under capital leases and (ii) software, such as those for back-office systems and others. Most of our property and equipment are located in Japan. While we lease some floor space in office buildings in Japan and the United States under operating leases, we do not own any land, buildings or facilities such as factories besides the Matsue data center. The Matsue data center is directly owned and operated by us. The above-mentioned property and equipment consist of many relatively small assets and we did not have fixed assets such as land and buildings as of March 31, 2011. Other than the above assets recorded on our consolidated balance sheet, we use operating lease assets such as backbone lines, local access line, office premises, and network operation centers. There are no known environmental issues that may affect our utilization of our property and equipment.

Please also see “ — Network” above and Note 2 “Business Combinations”, Note 7 “Property and Equipment” and Note 9 “Leases” to our consolidated financial statements included in this annual report on Form-20F.

Item 4A. Unresolved Staff Comments

None

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

Overview

The Group is a provider of a comprehensive range of Internet connectivity services and network solution services in Japan. IIJ was founded in December 1992 and began offering Internet connectivity services commercially in July 1993. IIJ was one of the first commercial ISPs in Japan and has expanded the Group business to outsourcing services and systems integration along with the expansion of usage of the Internet by customers.

Our primary sources of revenue are Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales. Internet connectivity services consist of Internet connectivity services for corporate use and Internet connectivity services for home use. For outsourcing services, we provide services such as network security services, mail and web server hosting services, managed router services, Internet data center services and cloud computing services such as “IIJ GIO/Hosting Package”. For WAN services, we offer closed network services using connectivity such as Ethernet and dedicated lines, which are mainly provided by IIJ-Global. For systems integration, we provide systems construction such as consulting, project planning, systems design and development of network systems to meet each of our customers’ requirements and systems operation and maintenance. We also provide systems integration using “IIJ GIO” services. For equipment sales, we sell equipment as part of our provision of total network.

For the fiscal year ended March 31, 2011, demand for outsourcing service continued its steady growth followed by the robust interest towards cloud computing. As for systems integration, many Japanese companies are still withholding IT investments. While we anticipate a recovery in the demand of systems integration, the timing of when demand will pick up is still uncertain as there are lingering effects from the Tohoku Pacific Earthquake and its aftermath and the weak Japanese economic situation, which affects our revenues. As a result, our future revenue growth, particularly the systems integration revenue, may increase or decrease depending on the recovery of the Japanese economy. Under these circumstances, to further strengthen our outsourcing-related service line-ups, we have introduced many new services. We have also began the construction of a data center using outside-air cooled container units to meet cloud computing demand. We have also made IIJ-Global our 100% owned consolidated subsidiary by acquiring the stock of IIJ-Global from AT&T Japan on September 1, 2010.

We entered into the ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and its network systems to provide ATM service and receives a commission for each bank withdrawal transaction when a customer uses its ATMs. As of May 13, 2011, 280 ATMs had been placed in places such as Japanese pinball shops.

Currently, we have two business segments: Network services and systems integration business and ATM operation business. Network services and systems integration business is comprised of: Internet connectivity services, WAN services, outsourcing services, Systems integration and Equipment sales.

For the fiscal year ended March 31, 2011, net revenues of network services and systems integration business and ATM operation business before elimination of intersegment revenues were ¥82.4 billion and ¥0.5 billion, respectively. Our consolidated net revenue for the fiscal year ended March 31, 2011 was ¥82.4 billion.

Substantially all of our revenues are from customers operating in Japan, and we are the main point of contact for customers for the various services we provide.

We refer to our subsidiaries and equity method investees as our group companies, and we have invested heavily in and exercise significant influence over these companies. For the fiscal year ended March 31, 2011, we consolidated eight subsidiaries —Net Care, NCJ, hi-ho, IIJ-II, IIJ-Global, Trust Networks, GDX and IIJ-A. In addition, we had four equity method investees. For descriptions and the history of our group companies, see “Our Group Companies” in Item 4.B.

For a discussion of factors affecting our future financial results, see “Item 5.D. Trend Information”.

Results of Operations

As an aid to understanding our operating results, the following tables show items from our statements of income for the periods indicated in millions of yen (or thousands of U.S. dollars) and as a percentage of total revenues. For further discussion about segment reporting, please see “Segment Information” later in this section.

	Fiscal year ended March 31,
	2009		2010		2011
	(millions of yen except for percentage data)						(thousands of U.S. dollars (1))
REVENUES:
Network services:
Internet Connectivity services (corporate use)	¥13,142	18.8%	¥13,847	20.40%	¥14,005	17.0%	$169,220
Internet Connectivity services(home use)	6,538	9.4	6,854	10.1	6,525	7.9	78,844
WAN services	2,455	3.5	2,553	3.7	16,100	19.6	194,539
Outsourcing services	12,941	18.6	13,718	20.2	15,032	18.2	181,631
Total	35,076	50.3	36,972	54.4	51,662	62.7	624,234
Systems integration:
Systems construction	14,658	21.0	11,354	16.7	11,937	14.5	144,231
Systems operation and maintenance	18,989	27.3	18,717	27.5	17,507	21.2	211,541
Total	33,647	48.3	30,071	44.2	29,444	35.7	355,772
Equipment sales	985	1.4	756	1.1	796	1.0	9,622
ATM operation business	23	0.0	207	0.3	516	0.6	6,242
Total revenues	69,731	100.0	68,006	100.0	82,418	100.0	995,870

COST AND EXPENSES:
Network services:
Backbone cost	3,692	5.3	3,699	5.4	3,688	4.5	44,564
Local access line cost	8,220	11.8	8,482	12.5	16,882	20.5	203,985
Other connectivity cost	366	0.5	328	0.5	67	0.1	811
Depreciation and amortization	3,468	5.0	3,303	4.9	3,455	4.2	41,747
Other	13,572	19.5	14,721	21.6	17,586	21.3	212,494
Total cost of network services	29,318	42.1	30,533	44.9	41,678	50.6	503,601

Cost of systems integration:
Cost of equipment sales related to systems integration	4,931	7.0	3,586	5.3	3,321	4.1	40,132
Other	20,612	29.6	18,318	26.9	19,146	23.2	231,333
Total cost of systems integration	25,543	36.6	21,904	32.2	22,467	27.3	271,465
Cost of equipment sales	863	1.2	649	1.0	683	0.8	8,256
Cost of ATM operation business	422	0.6	964	1.4	1,000	1.2	12,089
Total cost	56,146	80.5	54,050	79.5	65,828	79.9	795,411
Sales and marketing	4,631	6.6	5,405	7.9	6,616	8.0	79,942
General and administrative	5,622	8.1	4,826	7.1	5,479	6.7	66,206
Research and development	415	0.6	313	0.5	354	0.4	4,274
Total cost and expenses	66,814	95.8	64,594	95.0.0	78,277	95.0	945,833
OPERATING INCOME	2,917	4.2	3,412	5.0	4,141	5.0	50,037
OTHER INCOME (EXPENSES):
Interest income	45	0.1	29	0.0	23	0.0	279
Interest expense	(408)	(0.6)	(306)	(0.4)	(268)	(0.3)	(3,240)
Foreign exchange losses	(29)	(0.0)	0	(0.0)	(32)	0.0	(386)
Net gains on sales of other investments	16	0.0	49	0.1	105	0.1	1,272
Losses on write-down of other investments	(524)	(0.8)	(343)	(0.5)	(180)	(0.2)	(2,173)
Other — net	17	0.0	18	0.0	45	0.1	538
Other income (expenses) — net	(883)	(1.3)	(553)	(0.8)	(307)	(0.3)	(3,710)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	2,034	2.9	2,859	4.2	3,834	4.7	46,327
INCOME TAX EXPENSE	1,002	1.4	1,132	1.7	956	1.2	11,548
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	35	0.0	159	0.3	123	0.1	1,482
NET INCOME	1,067	1.5	1,886	2.8	3,001	3.6	36,261
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	352	0.5	348	0.5	202	0.3	2,446
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC	¥1,419	2.0%	¥2,234	3.3%	¥3,203	3.9%	$38,707
_____________________
(1)
The U.S. dollar amounts represent translation of yen amounts at the rate of ¥82.76 = U.S.$1.00 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2011.

Year Ended March 31, 2011 Compared to the Year Ended March 31, 2010

Total revenues

Our total revenues were ¥82.4 billion for the fiscal year ended March 31, 2011, an increase of 21.2% compared to ¥68.0 billion for the previous fiscal year due to the steadily growth of outsourcing services and the contribution from IIJ-Global for its seven months revenue. Systems Integration was down 2.1% compared to the previous fiscal year.

The powerfully destructive earthquake and tsunami that struck northeastern Japan on March 11, 2011　had no material adverse effect on our revenues and income.

Network Services revenues. Revenues from network services, which comprise our Internet connectivity services for corporate use, Internet connectivity services for home use, WAN services and outsourcing services increased by 39.7% to ¥51.7 billion for the fiscal year ended March 31, 2011 from ¥37.0 billion for the previous fiscal year.

•
Internet connectivity services for corporate use. Revenues for Internet connectivity services for corporate use depend on the number of contracts for connectivity services and customers’ bandwidth usage. For the fiscal year ended March 31, 2011, while IP service revenues were affected by the migration of certain large IP contracts and downward price pressure at the beginning of the fiscal year, IIJ mobile service and broadband connectivity services increased. As a result, revenues increased by 1.1% to ¥14.0 billion for the fiscal year ended March 31, 2011 from ¥13.8 billion for the previous fiscal year. IP connectivity service revenue decreased by 2.7% to ¥9.0 billion for the fiscal year ended March 31, 2011 from ¥9.2 billion for the previous fiscal year. IIJ Mobile service increased by 24.5% to ¥1.7 billion for the fiscal year ended March 31, 2011 from ¥1.4 billion for the previous fiscal year. Broadband services increased by 3.4% to ¥3.0 billion for the fiscal year ended March 31, 2011 from ¥2.9 billion for the previous fiscal year. Although we do not expect prices of Internet connectivity services to increase significantly in the fiscal year ending March 31, 2012 due to continued competition, we believe that customer demand for higher bandwidth and the increase in the number of contracts will continue contributing to revenue growth as the use of broadband by corporate customers expands. We will also focus on acquiring new customers as well as to increase the use bandwidth of existing customers by maintaining the quality of our services to differentiate them from those of our competitors.

•
Internet connectivity services for home use. Revenues for Internet connectivity services for home use depend on the size of our customer base and pricing. For the fiscal year ended March 31, 2011, revenues decreased by 4.8% to ¥6.5 billion for the fiscal year ended March 31, 2011 from ¥6.9 billion for the previous fiscal year due to the continuous cancellation of outdated network services and the planned service termination of one of our OEM clients. This was also a result of the exemption from services fees for those individual users affected by the Tohoku Pacific Earthquake that hit Japan in March 2011. Revenues from hi-ho, OEM and IIJ brand services decreased compared to the previous fiscal year by 4.9%, 4.5% and 4.4%, respectively. For the fiscal year ending March 31, 2012, while we will continue to introduce new services, for example, WiMAX connectivity for home use, the decreasing trend may continue for the time being especially in the first half of the fiscal year ending March 31, 2012 as a result of the earthquake.

•
WAN services. The WAN services that we offer are closed network services using connectivity such as Ethernet and dedicated access lines, and are mainly provided by IIJ-Global. Revenues for WAN services depend on the number of contracted lines for WAN services and the customers’ bandwidth usage. For the fiscal year ended March 31, 2011, with the acquisition of IIJ-Global from AT&T Japan on September 1, 2010, revenues increased by 530.5% to ¥16.1 billion for the fiscal year ended March 31, 2011 from ¥2.6 billion for the previous fiscal year. For the fiscal year ending March 31, 2012, revenues for WAN services will increase as we will have full contribution from the acquisition of IIJ-Global, an additional contribution of five months.

•
Outsourcing services. For outsourcing services, we are currently offering security-related, network-related, server-related, data center-related outsourcing services and cloud computing service “IIJ GIO/Hosting Package”. Among many, examples of our outsourcing services are, firewall service, email service, web hosting service, anti-DDoS attack protection service, internet-VPN service, router rental services, which are provided mainly to our internet connectivity customer base. Our revenues depend on our ability to cross-sell the existing outsourcing services, add new features to existing outsourcing services and introduce new services. For the fiscal year ended March 31, 2011, our outsourcing services revenues increased by 9.6% to ¥15.0 billion for the fiscal year ended March 31, 2011 from ¥13.7 billion for the previous fiscal year as a result of steady growth from each service line-up and the additional revenues from “IIJ GIO/Hosting Package” which we began providing during the fiscal year ended March 31, 2011. We believe that corporate customers will increasingly rely on the expanding range of our outsourcing services to enhance their productivity and to reduce costs. As a result, we expect our revenue from outsourcing services to continue to grow.

Systems integration revenues. Generally speaking, while Japanese customers, especially blue-chip companies, use ready-made network services to build their network system, they also require customization to meet their individual needs. To meet such needs, we believe that it is important for us to provide systems construction together with outsourcing services as a total network solution provider. As a result, we have been focusing on providing systems construction to our corporate customers. The systems construction, which we provide with our IP expertise, is mainly IP-related network construction such as VPN network and IP-based server system construction such as web server and email server systems. Systems construction can be largely affected by the economic situation, as corporations would presumably reduce their IT-related investments unless such investments are deemed critical. For the fiscal year ended March 31, 2011, our revenues from systems integration, which include equipment sales related to systems integration, decreased by 2.1% to ¥29.4 billion for the fiscal year ended March 31, 2011 from ¥30.1 billion for the previous fiscal year. The decrease was due to a decrease in systems operation and maintenance revenues of 6.5% for the fiscal year ended March 31, 2011 compared to the previous fiscal year. While revenues in relation to cloud computing services steadily increased and new operation and maintenance contracts accumulated, the scale-down of a contract from a certain large client of IIJ-FS (IIJ-FS was merged into IIJ on April 1, 2010) was very large (decrease in revenues by ¥2.0 billion compared to the previous fiscal year). As for systems construction, despite the scale-down of a contract from the above mentioned certain large client (decrease in revenues by ¥3.0 billion compared to the previous fiscal year), mid- to small sized construction projects accumulated and systems construction projects accompanied by the introduction of cloud computing services increased. As a result, systems construction revenues increased by 5.1% to ¥11.9 billion for the fiscal year ended March 31, 2011 from ¥11.4 billion for the previous fiscal year. The order backlog for systems construction and equipment sales as of March 31, 2011 was ¥3.8 billion, an increase of 20.0% compared to March 31, 2010. The order backlog for systems operation and maintenance as of March 31, 2011 was ¥11.3 billion, an increase of 9.2% compared to March 31, 2010.

For the fiscal year ending March 31, 2012, while one-time revenues from systems construction are not expected to improve dramatically, we expect to increase our revenues compared to the previous fiscal years by seizing continued demand for mid- to small sized construction projects. For systems operation and maintenance revenues, we believe we can increase revenues compared to the previous fiscal year with the accumulation of contracts, especially contracts of our cloud computing services, “IIJ GIO/Component”. Systems integration revenues can also fluctuate significantly in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.

Equipment sales revenues. For equipment sales, we sell third-party equipment to meet the one-stop needs of our customers. For the fiscal year ended March 31, 2011, our equipment sales increased by 5.3% to ¥0.8 billion compared to the previous fiscal year.

ATM Operation Business revenues. Our revenues from the ATM operation business were ¥0.5 billion for the fiscal year ended March 31, 2011 compared to ¥0.2 billion for the previous fiscal year. The revenue of the ATM operation business increased along with the increase in the number of serviced ATMs. Trust Networks receives a commission for each bank withdrawal transaction when customers use their serviced ATMs.

Total cost of revenues

Our total cost of revenues increased by 21.8% to ¥65.8 billion for the fiscal year ended March 31, 2011 from ¥54.1 billion for the previous fiscal year. The increase was mainly due to the increase in costs related to IIJ-Global for seven months.

Cost of network services revenues. Our cost of network services revenues increased by 36.5% to ¥41.7 billion for the fiscal year ended March 31, 2011 from ¥30.5 billion for the previous fiscal year. The increase was largely due to the increase in circuit-related and outsourcing-related costs mainly related to IIJ-Global for seven months. The gross margin ratio in network services revenues, which is the ratio of (1) the amount obtained by subtracting cost of network services revenues from network services revenues to (2) network services revenues, increased to 19.3% for the fiscal year ended March 31, 2011 from 17.4% for the previous fiscal year.

Cost of systems integration revenues. Our cost of systems integration revenues increased by 2.6% to ¥22.5 billion for the fiscal year ended March 31, 2011 from ¥21.9 billion for the previous fiscal year mainly due to the increase in network operation related and personnel-related costs in relation to the commencement of cloud computing service “IIJ GIO”. The gross margin ratio in systems integration revenues, which is the ratio of (1) the amount obtained by subtracting cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, decreased to 23.7% for the fiscal year ended March 31, 2011 from 27.2% for the previous fiscal year in relation to the scale down of a large contract and the low margin project in the fourth quarter of the fiscal year ended March 31, 2011.

Cost of equipment sales. Our cost of equipment sales increased by 5.2% to ¥0.7 billion for the fiscal year ended March 31, 2011 from ¥0.6 billion for the previous fiscal year. The increase is primarily due to the increase in equipment sales revenues. The gross margin ratio, which is the ratio of (1) the amount obtained by subtracting cost of equipment sales from equipment sales revenues to (2) equipment sales revenues, was 14.2% for both the fiscal year ended March 31, 2010 and 2011, respectively.

Cost of ATM Operation Business. The cost of the ATM operation business was ¥1,000 million for the fiscal year ended March 31, 2011 compared to ¥964 million for the previous fiscal year. Gross margin was a loss of ¥0.5 billion for the fiscal year ended March 31, 2011 compared to a loss of ¥0.8 billion for the previous fiscal year. The cost of ATM operation business slightly increased as Trust Networks increased the number of ATMs. As of May 13, 2011, 280 ATMs had been placed.

Total costs and expenses

Total costs and expenses, which include total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased by 21.2% to ¥78.3 billion for the fiscal year ended March 31, 2011 from ¥64.6 billion for the previous fiscal year. Total costs and expenses increased mainly due to the additional costs and expenses related to IIJ-Global for seven months.

Sales and marketing. Sales and marketing expenses increased by 22.4% to ¥6.6 billion for the fiscal year ended March 31, 2011 from ¥5.4 billion for the previous fiscal year. The increase was mainly due to the increase in personnel-related expenses and depreciation and amortization. Amortization of customer relationship related to IIJ-Global was ¥0.3 billion.

General and administrative. General and administrative expenses increased by 13.5% to ¥5.5 billion for the fiscal year ended March 31, 2011 from ¥4.8 billion for the previous fiscal year. The increase was largely due to the increase in personnel-related expenses and depreciation and amortization.

Research and development. Research and development expenses increased by 13.0% to ¥0.4 billion for the fiscal year ended March 31, 2011 from ¥0.3 billion for the previous fiscal year.

Operating income

As a result of the foregoing factors, operating income increased by 21.4% to ¥4.1 billion for the fiscal year ended March 31, 2011 from ¥3.4 billion for the previous fiscal year. While systems integration gross margin decreased resulting from the scale-down of a certain large client of IIJ-FS (IIJ-FS was merged into IIJ on April 1, 2011), gross margin for network service increased and operating loss related to ATM operation business decreased.

Other income (expenses)-net

Other expenses-net of ¥0.3 billion was recorded for the fiscal year ended March 31, 2011, compared to other expense of ¥0.6 billion for the previous fiscal year as impairment of other investments decreased, net gain on sales of other investments increased and interest expenses decreased.

Interest income. Interest income was ¥23 million for the fiscal year ended March 31, 2011, nearly the same as the previous fiscal year of ¥29 million.

Interest expense. Interest expense, comprised of interest expense in respect of bank borrowings and capital lease obligations, amounted to ¥268 million for the fiscal year ended March 31, 2011 compared to ¥306 million for the previous fiscal year. The decrease mainly resulted from the decrease in acquisition of assets by entering into capital leases.

Foreign exchange losses. Foreign exchange losses amounted to ¥32 million for the fiscal year ended March 31, 2011 compared to losses of ¥0.4 million for the previous fiscal year.

Net gains on sales of other investments. For the fiscal year ended March 31, 2011, we recorded net gains on sales of other investments of ¥105 million, which resulted from the sale of available-for-sale and nonmarketable securities, compared to net gains of ¥49 million for the previous fiscal year.

Impairment of other investments. For the fiscal year ended March 31, 2011, we recorded impairment losses of other investments of ¥180 million from nonmarketable, available-for-sale securities and others compared to impairment losses of ¥343 million for the previous fiscal year.

 Other-net. For the fiscal years ended March 31, 2010 and 2011, we recorded other income of ¥18 million and ¥45 million, respectively, most of which were dividend income.

Income from operations before income tax expense and equity in net income of equity method investees

We recorded income from operations before income tax expense and equity in net income of equity method investees of ¥3.8 billion for the fiscal year ended March 31, 2011 compared to income from operations before income tax expense and equity in net income of equity method investees of ¥2.9 billion for the previous fiscal year. The increase primarily reflects the increase in operating income, decrease in net impairment loss on equity securities and net gains on sales of other investments.

Income tax expense

For the fiscal year ended March 31, 2011, we recorded an income tax expense of ¥1.0 billion compared to income tax expense of ¥1.1 billion for the previous fiscal year.

As of March 31, 2011, the valuation allowance for deferred tax assets which has been provided, related principally to operating loss carryforwards and net loss on other investment, at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥1.6 billion for the year ended March 31, 2011. The decrease in valuation allowance was mainly due to as follows:

・The decrease in valuation allowance by ¥0.6 billion based on the expiration of operating loss carryforwards.

・The decrease in valuation allowance by ¥0.7 billion related to the release of valuation allowance for the net loss on other investment, which were deducted from the taxable income.

Equity in net income of equity method investees

Equity in net income of equity method investees was ¥123 million for the fiscal year ended March 31, 2011 compared to equity in net income of ¥159 million for the previous fiscal year. This decrease was mainly due to the increase in net loss recorded in i-revo.

Net loss attributable to noncontrolling interests

Net loss attributable to noncontrolling interests was ¥202 million for the fiscal year ended March 31, 2011 compared to ¥348 million for the previous fiscal year, both related to GDX and Trust Networks.

Net income attributable to IIJ

Net income attributable to IIJ for the fiscal year ended March 31, 2011 was ¥3.2 billion compared to ¥2.2 billion for the previous fiscal year. The increase primarily reflects the increase in operating income by ¥0.7 billion compared to the previous year, decrease in income tax expense by ¥0.2 billion compared to the previous year and the decrease in impairment of other investments by ¥0.2 billion compared to the previous fiscal year.

Year Ended March 31, 2010 Compared to the Year Ended March 31, 2009

Total revenues

Our total revenues were ¥68.0 billion for the fiscal year ended March 31, 2010, a decrease of 2.5% compared to ¥69.7 billion for the previous fiscal year. The decrease was primarily due to the decrease in systems integration revenues.

Network services revenues. Revenues from network services, which comprise our Internet connectivity services for corporate use, Internet connectivity services for home use, WAN services and outsourcing services increased by 5.4% to ¥37.0 billion for the fiscal year ended March 31, 2010 from ¥35.1 billion for the previous fiscal year.

•
Internet connectivity services for corporate use. Revenues from Internet connectivity service for corporate use depend on the number of contracts for Internet connectivity services and customers’ bandwidth usage. For the fiscal year ended March 31, 2010, while there was price pressure for Internet connectivity services, revenues increased by 5.4% to ¥13.8 billion from ¥13.1 billion for the previous fiscal year as a result of the increase in total contracts and contracted bandwidth. In particular, IIJ Mobile service increased by 120.9% to ¥1.4 billion for the fiscal year ended March 31, 2010 from ¥0.6 billion for the previous fiscal year. For IP services, while over 1Gbps IP reached 125 contracts at the end of fiscal year ended March 31, 2010 driven by demands for higher bandwidth especially among content business operators and ISPs, IP connectivity service revenues slightly decreased by 0.7% to ¥9.2 billion from ¥9.3 billion for the previous fiscal year. Broadband services increased by 1.8% to ¥2.9 billion for the fiscal year ended March 31, 2010.

•
Internet connectivity services for home use. Revenues from Internet connectivity services for home use depend on the size of our customer base and pricing. For the fiscal year ended March 31, 2010, revenues increased by 4.8% to ¥6.9 billion from ¥6.5 billion for the previous fiscal year. Revenues from hi-ho increased by 5.7% compared to the previous fiscal year, driven by the shift from ADSL to optical line services which charges higher monthly fees. Mobile data communication service also contributed to revenue growth. Revenues from IIJ brand and OEM also steadily increased.

•
WAN services. The WAN services that we offer are closed network services using connectivity such as Ethernet and dedicated access lines and revenues depend on the increase in number of contracted lines for WAN services and the increase in customers’ bandwidth usage. For the fiscal year ended March 31, 2010, revenues increased by 4.0% to ¥2.6 billion from ¥2.5 billion for the previous fiscal year. Since fiscal year ended March 31, 2011, WAN service has been disclosed in the consolidated statements of income separately from the outsourcing service.

•
Outsourcing services. For outsourcing services, we are currently offering security-related, network-related, server-related and data center-related outsourcing services, such as firewall service, email service and web hosting services mainly toward our internet connectivity customer base. Our revenues depend on our ability to cross-sell the existing outsourcing services, add new features to existing outsourcing services and introduce new services. During the fiscal year ended March 31, 2010, IIJ expanded features of major selling services such as the “IIJ SMX service”, “Secure Web Gateway Service” and “IIJ Direct Access Solution” and also introduced the new cloud computing service “IIJ GIO”. For the fiscal year ended March 31, 2010, our outsourcing services revenues increased by 6.0% to ¥13.7 billion from ¥12.9 billion for the previous fiscal year as a result of steady growth from each service line-up.

Systems integration revenues. Generally speaking, while Japanese customers, especially blue-chip companies, use ready-made network services to build their network system, they also require customization to meet their individual needs. To meet such needs, we believe that it is important for us to provide systems construction together with outsourcing services as a total network solution provider. As a result, we have been focusing on providing systems construction to our corporate customers. The systems construction, which we provide with our IP expertise, is mainly IP-related network construction such as VPN network and IP-based server system construction such as web server and email server systems. Systems construction can be largely affected by the economic situation, as corporations would presumably reduce their IT-related investments unless such investments are deemed critical. For the fiscal year ended March 31, 2010, our revenues from systems integration, which include equipment sales related to systems integration, decreased by 10.6% to ¥30.1 billion from ¥33.6 billion for the previous fiscal year. The decrease was due to a decrease in systems construction revenues by 22.5% for the fiscal year ended March 31, 2010 compared to the previous fiscal year and systems operation and maintenance decreased by 1.4% to ¥18.7 billion for the fiscal year ended March 31, 2010 compared to the previous fiscal year. Systems construction revenues were significantly affected by the weak Japanese economy, as it was in the previous fiscal year, many large projects were yet delayed or postponed. Systems operation and maintenance revenues decreased due to pressure for cost reduction from large accounts and the decrease in number of new engagements for systems construction. The order backlog for systems integration and equipment sales as of March 31, 2010 was ¥13.6 billion, a decrease of 8.8% compared to March 31, 2009. The order backlog for systems construction including equipment sales as of March 31, 2010 increased by 10.5% to ¥3.2 billion while the order backlog for systems operation and maintenance decreased by 13.4% to ¥10.4 billion, respectively, compared to March 31, 2009.

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

Cost of network services revenues. Our cost of network services revenues increased by 4.1% to ¥30.5 billion for the fiscal year ended March 31, 2010 from ¥29.3 billion for the previous fiscal year. The increase was largely due to the increase in outsourcing related costs, network operation related costs and personnel related costs. Backbone costs for the fiscal year ended March 31, 2010 was ¥3.7 billion, nearly the same as the previous fiscal year. The gross margin ratio in network services revenues, which is the ratio of (1) the amount obtained by subtracting cost of network services revenues from network services revenues to (2) network services revenues, increased to 17.4% for the fiscal year ended March 31, 2010 from 16.4% for the previous fiscal year.

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

Total costs and expenses

Total costs and expenses, which include total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, decreased by 3.3% to ¥64.6 billion for the fiscal year ended March 31, 2010 from ¥66.8 billion for the previous fiscal year. While cost of network services and ATM operation business and sales and marketing expenses increased along with the increase in revenues, the decrease in systems integration costs and general and administrative expenses resulted in the decrease in total costs and expenses. Costs of systems integration decreased as outsourcing related costs largely decreased as a result of reduction of full-time outsourcing personnel, and purchasing costs decreased along with the decrease in systems construction revenue.

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

Operating income

As a result of the foregoing factors, operating income increased by 16.9% to ¥3.4 billion for the fiscal year ended March 31, 2010 from ¥2.9 billion for the previous fiscal year. While operating loss related to the ATM operation business increased, gross margin for network service increased and general and administrative expenses decreased.

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

Interest expense. Interest expense, comprised of interest expense in respect of bank borrowings and capital lease obligations, amounted to ¥306 million for the fiscal year ended March 31, 2010 compared to ¥408 million for the previous fiscal year. The decrease was mainly resulted from the drop in the interest rate in Japan, the decrease in acquisition of assets by entering into capital leases and the decrease in bank borrowings.

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

Impairment of other investments. For the fiscal year ended March 31, 2010, we recorded impairment losses of other investments of ¥343 million from nonmarketable, available-for-sale securities and others compared to impairment losses of ¥524 million for the previous fiscal year.

 Other-net. For the fiscal year ended March 31, 2010, we recorded other income of ¥19 million, most of which is dividend income, compared to income of ¥17 million, most of which is also dividend income, for the previous fiscal year.

 Income from operations before income tax expense and equity in net income of equity method investees

We recorded income from operations before income tax expense and equity in net income of equity method investees of ¥2.9 billion for the fiscal year ended March 31, 2010 compared to income from operations before income tax expense and equity in net income of equity method investees of ¥2.0 billion for the previous fiscal year. The increase primarily reflects the increase in operating income and the decrease in net impairment losses on equity securities.

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

Segment Reporting

From the fiscal year ended March 31, 2009 onwards, we have disclosed revenues and costs for the ATM operation business segment because the amount of losses related to this business segment became material.

Currently, we have two business segments: Network services and systems integration business segment and ATM operation business segment. Network services and systems integration business segment is comprised of: Internet connectivity, WAN services, outsourcing services, Systems integration and Equipment sales.

The following tables present net revenues and operating income (loss) for fiscal years 2009, 2010 and 2011 by segment.

Business Segment Summary:

	For the fiscal year ended March 31,
	2009	2010	2011	2011
	(millions of yen)			(thousands of U.S. dollars)
Net revenues:
Network service and systems integration business	¥69,961	¥68,228	¥82,357	$995,129
ATM operation business	23	207	516	6,242
Elimination	253	429	455	5,501
Total	69,731	68,006	82,418	995,870
Operating income (loss):
Network service and systems integration business	3,663	4,435	4,813	58,155
ATM operation business	(705)	(1,001)	(643)	(7,768)
Elimination	41	22	29	350
Total	¥2,917	¥3,412	¥4,141	$50,037

Year Ended March 31, 2011 Compared to the Year Ended March 31, 2010

Network services and Systems Integration Business Segment

Net revenues from our network services and systems integration business segment, before elimination of intersegment revenues, increased 20.7% to ¥82.4 billion for the fiscal year ended March 31, 2011 compared to ¥68.2 billion for the previous fiscal year. The increase in revenues was due to the increase in network service revenues. Operating expense of our network services and systems integration business for the fiscal year ended March 31, 2011 increased to ¥77.5 billion compared to ¥63.8 billion for the previous fiscal year mainly due to the increase in costs of network services revenues and general and administrative expenses. As a result, operating income of our network services and systems integration business for the fiscal year ended March 31, 2011 increased to ¥4.8 billion compared to ¥4.4 billion for the previous fiscal year.

ATM Operation Business Segment

Net revenues from our ATM operation business segment, before elimination of intersegment revenues, increased by ¥309 million to ¥516 million for the fiscal year ended March 31, 2011 compared to ¥207 million for the previous fiscal year. Operating expense of our ATM operation business for the fiscal year ended March 31, 2011 was ¥1.2 billion compared to ¥1.2 billion for the previous fiscal year. As of May 13, 2011, 280 ATMs were in place. As a result, operating loss of our ATM operation business for the fiscal year ended March 31, 2011 decreased to ¥0.6 billion compared to ¥1.0 billion for the previous fiscal year.

Year Ended March 31, 2010 Compared to the Year Ended March 31, 2009

Network services and Systems Integration Business

Net revenues from our network services and systems integration business, before elimination of intersegment revenues, decrease by 2.5% to ¥68.2 billion for the fiscal year ended March 31, 2010 compared to ¥70.0 billion for the previous fiscal year. The decrease in revenues was primarily due to the decrease in systems integration revenues. Operating expense of our network services and systems integration business for the fiscal year ended March 31, 2010 decrease to ¥63.8 billion compared to ¥66.3 billion for the previous fiscal year mainly due to the decrease in costs of systems integration revenues and decrease in general and administrative expenses. As a result, operating income of our network services and systems integration business for the fiscal year ended March 31, 2010 increased to ¥4.4 billion compared to ¥3.7 billion for the previous fiscal year.

ATM Operation Business

Net revenues from our ATM operation business, before elimination of intersegment revenues, increased by ¥184 million to ¥207 million for the fiscal year ended March 31, 2010 compared to ¥23 million for the previous fiscal year. Operating expense of our ATM operation business for the fiscal year ended March 31, 2010 was ¥1.2 billion compared to ¥0.7 billion for the previous fiscal year. As of March 31, 2010, 136 ATMs were in place. As a result, operating loss of our ATM operation business for the fiscal year ended March 31, 2010 increased to ¥1.0 billion compared to ¥0.7 billion for the previous fiscal year.

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

Revenue recognition

Network service revenues consist of Internet connectivity services, WAN services and outsourcing services.

Revenues from Internet connectivity services consist of Internet connectivity services for corporate use and Internet connectivity for home use. Internet Connectivity services for corporate use represent dedicated Internet access type services, such as IP service and Data Center Connectivity service, broadband Internet connectivity services that uses fiber optic access and ADSL access, such as IIJ FiberAccess/F Service and IIJ DSL/F Service and wireless broadband Internet connectivity services, that is IIJ Mobile Service. Internet Connectivity services for home use are provided under IIJ brand such as IIJ4U and IIJmio, hi-ho brand and others, and consist of dial-up services, optical based or ADSL based broadband services and wireless broadband internet connectivity services. The term of these contracts is one year for Internet connectivity services for corporate use and generally one month or one year for Internet connectivity services for home use. All these services are billed and recognized monthly on a straight-line basis.

WAN services are a closed network services for corporate customers which mainly uses dedicated lines. The terms of the services are generally for one year and revenues are recognized on a straight-line basis during the service period.

Outsourcing services revenues consist principally of sales of various Internet access-related services such as security related services, network related services, server- related services, data center related services cloud computing services and other services. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

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

(a)System Integration Services Arrangements That Include Software

System integration services involve the construction of a customer’s internet network system and provide related maintenance, monitoring and other operating services. These arrangements generally include the following deliverables:

・System Construction Services – include all or some of the following elements depending on arrangements to meet each of our customers’ requirements: consulting, project planning, system design, and development of network systems. These services will also include the installation of the software as well as configuration and installation of the hardware.

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

・Hardware Maintenance Service – the Company repair or replace any malfunctioning parts of the hardware.

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

Revenue allocated to the software, system construction services and monitoring and operating services is accounted for under the software revenue recognition guidance. The Company has been able to establish vendor-specific objective evidence (VSOE) of fair value of the monitoring and operating services based on separate renewals of these services that are consistently priced within a narrow range. Additionally, these services are not essential to the functionality of the hardware and software system and are described in our arrangements such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of the services.As a result the Company allocates revenue to such services based on VSOE and recognizes the revenue on a straight-line basis over the contract period. The Company allocates the residual amount to the software and system construction services.

The revenue allocated to the software and system construction services is accounted using contract accounting. System construction service revenues, which basically completed within three months, are recognized based on the completed-contract method because the Company is unable to bill customers and the title of constructed network systems is not transferred to customer unless customers are satisfied with and accept the completed systems.

(b) System Integration Arrangements That Do Not Include Software

The Company also enter into system integration services arrangements in which the Company does not resell third-party off-the-shelf software. These arrangements generally include all the deliverables listed above under “System Integration Services Arrangements That Include Software”, except for the software deliverable. The Company evaluated these arrangements under the revenue guidance for multiple element arrangements to determine the separate units of accounting.

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

The company evaluates whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned in reporting Equipment sales. The Company records the gross amounts billed to its customers based on the following acts: (i)it is primary obligor in these transactions, (ii)it has latitude in establishing prices and selecting suppliers, and (iii)it is involved in the determination of the service specifications.

Equipment sales are recognized when equipment is delivered and accepted by the customer. Title to equipment passes when equipment is accepted by the customer.

ATM operation business revenues are mainly comprised of commission fees charged when customers withdraw their deposits from ATMs. The commission fees are recognized when the fees are charged to customers.

Useful lives of property and equipment

Property and equipment, net recorded on our balance sheet was ¥16.5 billion at March 31, 2011, representing 23.1% of our total assets. The values of our property and equipment, including capitalized software and property and equipment under capital leases, are recorded in our financial statements at cost, and depreciation and amortization are computed principally using the straight-line method based on either the shorter of the lease term or estimated useful life of the asset, whichever is shorter. Our depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2009, 2010 and 2011 were ¥5.4 billion, ¥5.3 billion and ¥5.8 billion, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes at March 31, 2011, were as follows:

Item	Useful Lives
Data communications, office and other equipment	2 to 20 years
Leasehold improvements	3 to 20 years
Capitalized software	5 years
Capital leases	4 to 7 years

If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2009, 2010 and 2011 were ¥443 million, ¥639 million and ¥24 million, respectively. The losses for the fiscal year ended March 31, 2009 and 2010 increased as there were disposal of a certain network equipment and software for back-office systems.

A one-year change in the useful life of these assets would have increased or decreased depreciation expense by approximately ¥2.3 billion and ¥1.5 billion, respectively.

Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating cost and expenses.

Useful lives of goodwill and intangible assets

Goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31. Intangible assets with finite useful lives, consisting of customer relationships, are amortized using a non-straight-line basis. We estimate the useful lives of the intangible assets, considering the customer attrition rate related to the customer relationships, results of contract update, new technology or economic situation. If the attrition rate increases beyond expectation or rapid technological advance obsolesce on the existing technology, we may need to re-evaluate the remaining useful lives, or recognize impairment losses on the customer relationships. We re-evaluated the remaining useful life of a certain customer relationship due to the increase in expected attrition rate at March 31, 2011.

The estimated useful lives of customer relationships range from 6 to 19 years. The amortization method reflects the pattern of expected future economic benefit over the estimated useful lives.

The impairment loss on goodwill for the year ended March 31, 2011 consisted of impairment losses of ¥20 million and ¥100 million on goodwill for GDX and IIJ-FS, respectively. Because of the decision for the dissolution of GDX and a shrinking business of IIJ-FS, the carrying amount of the subsidiary exceeded its fair value and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the implied fair values of goodwill. The fair values of the subsidiaries for the basis of determining the impairment loss of goodwill was calculated with the discounted cash flow method. No impairment of goodwill was recognized during the years ended March 31, 2009 and 2010.

The Company recorded an impairment loss of ¥98 million on licenses which are included in “General and administrative” expenses in the Company’s consolidated statement of income for the year ended March 31, 2011. The impairment was due to the decision to dissolve GDX which operated the related business using the licenses by the Company’s Board of Directors in March 2011. The Company applied the income approach based on the future cash flows to evaluate the impairment loss on the licenses.

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

When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We estimate the sum of expected undiscounted future cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the sum of the expected undiscounted future net cash flows is less than the carrying value of the assets, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or shorter than those projected by management, resulting in reduced cash flows, additional impairment for assets may be required.

Allowance for doubtful accounts and uncollectible contractual prepayments

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. At March 31, 2010 and 2011, we maintained allowances for doubtful accounts of ¥146 million and ¥143 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. As of March 31, 2011, we had tax operating loss carryforwards related to consolidated corporate tax of ¥0.4 billion. The tax operating loss carryforwards are available to offset future taxable income and will expire as shown in Note 12 of our consolidated financial statements. Deferred tax expense for the fiscal year ended March 31, 2011 was ¥0.6 billion. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if there are changes in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years, a release of or an increase in valuation allowance against deferred tax assets related to tax operating loss carryforwards and other temporary differences would result in the decrease or increase in deferred tax expense.

Valuation of investments

We have investments in securities, and the valuation of such investments and funds requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As of March 31, 2011, we had available-for-sale securities of ¥0.7 billion and cost method investments of ¥2.1 billion. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:

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

Our unrealized loss on investments in marketable equity securities relates to Japanese companies (16 issuers) in various industries. The unrealized losses on these securities were due principally to a temporary decline in the stock market. The fair value of each investment is between 0.1% and 27.3%, less than its cost. The duration of the unrealized loss position was less than 12 months. The Company evaluated the near-term prospects of the issuer and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investments to be other-than-temporarily impaired at March 31, 2011.

Losses on impairment of investments in certain marketable and nonmarketable equity securities and funds, included in other income (expenses), were recognized to reflect the decline in value considered to be other than temporary, which were ¥164 million and ¥360 million, respectively, for the year ended March 31, 2009, ¥20 million and ¥323 million, respectively, for the year ended March 31, 2010 and ¥13 million and ¥167 million, respectively, for the year ended March 31, 2011.

In addition to investments in securities, we also have investments in equities and loans for which we have significant influence over the investee’s operations and financial positions and are accounted for by the equity method. For other than temporary declines in the value of such investments below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

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

We used a discount rate of 1.8% for the projected benefit obligation as of March 31, 2011. The discount rate was determined by using the market yield of Japanese Government Bonds with a term matched against the average remaining service period of employees.

We used an expected long-term rate of return on pension plan assets of 2.1% as of March 31, 2011. To determine the expected long-term rate of return on pension plan assets, we consider a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company. The actual return on pension plan for the year ended March 31, 2011 was 0.7%.

The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plan as of March 31, 2011.

Change in Assumption	Pre-Tax PBO	Pension Expense	Equity (Net of Tax)
(millions of yen)
50 basis point increase/decrease in discount rate	(202)/224	24/34	14/(20)
50 basis point increase/decrease in expected return on assets	－	(7)/7	－/(4)

New Accounting Guidance

In December 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-16, “Transfers and Servicing: Accounting for Transfers of Financial Assets.” This ASU is intended to improve the information provided in financial statements concerning transfers of financial assets, including the effects of transfers on financial position, financial performance and cash flows, and any continuing involvement of the transferor with the transferred financial assets. This ASU was effective for the first annual reporting period after November 15, 2009 and the Company adopted this ASU in the first quarter of the fiscal year beginning April 1, 2010. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In December 2009, the FASB issued ASU 2009-17, “Consolidations: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which amended the consolidation guidance applicable to variable interest entities and required additional disclosures concerning an enterprise’s continuing involvement with variable interest entities. This ASU was effective for the first annual reporting period after November 15, 2009 and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2010. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements,” which adds disclosure requirements about transfers in and out of Levels 1 and 2 and separate disclosures about activity relating to Level 3 measurements and clarifies input and valuation techniques. This ASU was effective for the annual reporting period beginning after December 15, 2009 and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2010. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In July 2010, the FASB issued ASU 2010-20, “Receivables: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,” which requires new disclosures and enhances existing disclosures about the credit quality of financing receivables and the allowance for credit losses. The disclosures as of the end of a reporting period were effective for interim and annual reporting periods which ended on or after December 15, 2010 and the Company adopted this ASU in the third quarter of fiscal year beginning April 1, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. In January 2011, the FASB issued ASU 2011-01, “Receivables: Deferral of the Effective Date of Disclosures about Trouble Debt Restructurings in Update No. 2010-20.” The FASB decided to defer the effective date of the disclosures about troubled debt restructurings in the ASU 2010-20. The deferral in this amendment is effective upon issuance. The Company adopted this ASU in the fourth quarter of the fiscal year beginning April 1, 2010. The adoption of these ASU did not have a material impact on the Company’s financial position or results of operations.

In December 2010, the FASB issued ASU 2010-28, “Intangibles-Goodwill and Other,” which amends the procedures of Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. This ASU was effective for fiscal years and interim periods within those years, beginning after December 15, 2010 and the Company adopted this ASU in the fourth quarter of fiscal year beginning April 1, 2010. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition: Multiple-Deliverable Revenue Arrangements,” which amends the criteria for when to evaluate individual delivered items in a multiple deliverable arrangement and the method of allocating consideration received. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

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

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition: Milestone Method,” which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. This ASU is effective on prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations,” which clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures in business combination when comparative financial statements are presented and improves the usefulness of the pro forma revenue and earnings disclosure. This ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In April 2011, the FASB issued ASU 2011-02, “Receivables: A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring,” which clarifies the guidance about a creditor’s determination of whether a restructuring is a troubled debt restructuring. This ASU is effective for the first interim or annual period beginning on or after June 15, 2011. Early adoption is permitted. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement,” which amends to achieve common fair value measurement and disclosure measurement in U.S.GAAP and IFRSs. This ASU is effective for the interim or annual period beginning after December 15, 2011. Early application is not permitted. The application of this ASU will not have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income: Presentation of Comprehensive Income,” which improves the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The amendments require an entity to report comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This ASU is effective for the interim or annual period beginning after December 15, 2011. Early adoption is permitted. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

B.     Liquidity and Capital Resources.

Liquidity and Capital Requirements

Our principal capital and liquidity needs in recent years have been for capital expenditures for the development, expansion and maintenance of our network infrastructure, lease payments, payment of principal and interest on outstanding borrowings, investments in group companies and, other working capital.

Capital expenditures. Our capital expenditures relate primarily to the development, expansion and maintenance of our network, including the installation of routers, servers and facilities necessary to offer services on our network, software and back-office system. The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three years. Capital expenditures for the fiscal year ended March 31, 2011 were larger than the previous year because there were investments in facilities and equipments for cloud computing-related services which we launched during the fiscal year ended March 31, 2011, investments related to IIJ-Global of ¥138 million and investments for ATMs of ¥344 million as new ATMs were placed. For the fiscal year ended March 31, 2009, which recorded the largest capital expenditure in the past three years, there were also additional investments for upgrade in backbone routers, which is necessary once every four to five years.

	For the fiscal year ended March 31,
	2009	2010	2011
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥7,006	¥5,584	¥6,752

_________________
(1)
Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures”.

We believe that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2012 related to our network services and systems integration business will be higher than the amount for the fiscal year ended March 31, 2011, reaching over ¥8.0 billion. There will be capital expenditures for facilities and equipment for cloud computing services which we launched during the fiscal year ended March 31, 2011 and for network equipment and software which are related to the usual expansion and improvement of our existing network. In addition, there will be capital expenditures related to our ATM operation business which is also expected to increase compared to the previous fiscal year along with the placement of new ATMs.

We recorded a loss on disposal of property and equipment of ¥443 million, ¥639 million and ¥24 million for the fiscal years ended March 31, 2009, 2010 and 2011, respectively. The losses for the fiscal years ended March 31, 2009 and 2010 were large as there were disposals of certain network equipment and software for back-office systems.

Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including our domestic and international backbone as well as local access lines that customers use to connect to IIJ’s network. The leases for our domestic backbone are generally non-cancelable for a minimum one-year lease period. The leases for our international backbone connectivity for mainly two-year lease period are substantially non-cancelable. We also lease office premises, for which refundable lease deposits are capitalized as guarantee deposits, certain office equipment under non-cancelable operating leases, and its network operation centers under non cancelable operating leases which expire on various dates through the year 2020. Lease expenses related to backbone lines for the fiscal years ended March 31, 2009, 2010 and 2011, amounted to ¥3.7 billion, ¥3.7 billion and ¥3.7 billion, respectively. Lease expenses for local access lines for the fiscal years ended March 31, 2009, 2010 and 2011, which are only attributable to dedicated access revenues, amounted to ¥8.2 billion, ¥8.5 billion and ¥16.9 billion, respectively. Other lease expenses for the fiscal years ended March 31, 2009, 2010 and 2011, amounted to ¥7.2 billion, ¥8.2 billion and ¥6.4 billion, respectively.

We conduct our connectivity and other services by using data communications and other equipment leased under capital lease arrangements. For our ATM operation business, we expect to continuously place new ATMs which are acquired by leasing transactions for the time being, therefore lease payments for ATMs will increase along with placement of new ATMs.

The Company sold ATM equipments procured from a third party vendor, which amounted to ¥178 million and ¥256 million, to the leasing company for the years ended March 31, 2010 and 2011 and concurrently entered into an capital lease arrangement to lease the equipment back which resulted in total lease payments of ¥190 million due by November 2014 and ¥277 million due by February 2016, related to the lease contracts made in the year ended March 31, 2010 and 2011, respectively.

The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥15.5 billion and ¥9.6 billion at March 31, 2010, respectively and ¥17.3 billion and ¥11.3 billion at March 31, 2011, respectively.

As of March 31, 2011, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payment due by period
		(millions of yen)
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Connectivity lines operating leases	¥19	¥6	¥13	¥-	¥-
Other operating leases	6,190	1,985	2,851	848	506
Capital leases	6,681	2,934	3,111	634	2
Total minimum lease payments (1)	¥12,890	¥4,925	¥5,975	¥1,482	¥508
_________________
(1)	See Note 9 “Leases” to our consolidated financial statements included in this annual report.

Payments of principal and interest on outstanding borrowings. We require cash for payments of interest and principal on our outstanding borrowings.

Short-term borrowings. As of March 31, 2011, our short-term borrowings consisting of bank overdrafts was ¥13.4 billion. The weighted average interest rate of our short-term borrowings was 0.965%. Our short-term borrowings as of March 31, 2011 increased by ¥9.0 billion (net), compared to the balance as of March 31, 2010, due to the acquisition of IIJ-Global. Our unused balance under our bank overdraft agreements, uncommitted, was ¥10.3 billion in short-term borrowings as of March 31, 2011.

Long-term borrowings. As of March 31, 2011, we had no outstanding long-term borrowings.

Collateral for borrowings. Substantially all of our short-term and long-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the banks may require us to provide collateral or guarantees with respect to the borrowings. We did not provide banks with any collateral for outstanding loans as of March 31, 2010 and 2011. Our primary banking relationships are with Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, and Mitsubishi UFJ Trust and Banking Corporation. The banks are also shareholders and customers of ours.

Investments in current and former group companies. In the past, we have made substantial investments in current and former group companies. We may need to provide additional investment in our group companies to enhance or maintain our business synergy with our affiliated companies in the future. See Item 4.B., “Our Group Companies” for information on investment in equity method investees.

Working capital needs. Our principal working capital requirements are for payments for our domestic and international backbone, local access lines, network equipment and software. We also require working capital requirements for personnel expenses, office rents and other operating expenses.

Capital Resources

We seek to manage our capital resources and liquidity to provide sufficient funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions, capital leases and issuances of equity securities. At March 31, 2011, we had cash and cash equivalents of ¥13.3 billion.

We made IIJ-Global our 100% consolidated subsidiary on September 1, 2010 by acquiring the stock of IIJ-Global from AT&T Japan for ¥9.2 billion. To meet the funding for this acquisition, we borrowed an additional ¥9.0 billion in short-term borrowings from Japanese banks by the overdraft facility set up by the Japanese Banks. This overdraft facility will end in August 2011 and we will renew the borrowings with short-term and long-term bank borrowings.

Short-term and long-term borrowings. Short-term and long-term borrowings provide us with an important source for maintaining an adequate level of working capital, acquisition of fixed assets and investments. The funding for the acquisition for IIJ-Global was met by short-term borrowings which we plan to partially refinance by long-term borrowing from Japanese banks. We plan to continue to refinance our short-term borrowings or use the unused balance outstanding of ¥10.3 billion, uncommitted, as of March 31, 2011 under the bank overdraft agreement for maintaining adequate level of working capital, acquisition of fixed assets and investments. See — Payments of principal and interest on outstanding borrowings.

Cash flows from operating activities. We generated ¥12.6 billion by operating activities for the year ended March 31, 2011. See — Cash Flows.

Capital leases. Capital leases also provide us with an important source of financing. See Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

Cash Flows

We had cash and cash equivalents of ¥13.3 billion at March 31, 2011 compared to ¥8.8 billion at March 31, 2010.

The following table presents information about our cash flows during the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal year ended March 31,
	2009	2010	2011
	(millions of yen)
Net cash provided by operating activities	¥8,631	¥9,621	¥12,564
Net cash used in investing activities	(3,328)	(3,788)	(13,493)
Net cash provided by (used in) financing activities	(6,573)	(7,238)	5,521
Effect of exchange rate changes on cash and cash equivalents	(13)	(19)	(43)
Net increase (decrease) in cash and cash equivalents	(1,283)	(1,424)	4,549
Cash and cash equivalents at beginning of the year	11,471	10,188	8,764
Cash and cash equivalents at end of the year	¥10,188	¥8,764	¥13,313

Year Ended March 31, 2011 as Compared to the Year Ended March 31, 2010

Net cash provided by operating activities for the fiscal year ended March 31, 2011 was ¥12.6 billion, an increase of ¥3.0 billion from ¥9.6 billion for the previous fiscal year. The increase in net cash provided by operating activities for the fiscal year ended March 31, 2011 mainly reflected the increase by ¥1.1 billion in net income compared to the previous fiscal year, mainly due to the increase in gross margin from network service and the decrease in operation loss related to the ATM operation business. There was also decrease in loss on disposal of property and equipment of ¥0.6 billion and an increase in depreciation ad amortization of ¥0.5 billion. In addition, the changes in operating assets and liabilities for the fiscal year ended March 31, 2011 was ¥2.6 billion compared to the previous fiscal year of ¥0.6 billion mainly due to the fluctuation of account receivables and accounts payable.

One of the main reasons mentioned regarding the changes in operating assets and liabilities was the decrease in accounts receivable. In general, network services we provide are recurring revenues and are billed on a monthly basis and collected the following month. Therefore, cash flow related to recurring revenues will increase in accordance with the increase in revenues. On the other hand, systems construction is a one-time revenue and is billed when the constructed network systems are delivered to and accepted by the customer and collected the following month or later, depending on the terms of the particular contract. Therefore, there will be a large volatility on cash flow depending on the number and the size of the projects. Our accounts receivable decreased compared to the previous year due to the fact that systems construction revenues for the fourth quarter of fiscal year ended March 31, 2011 decreased compared to the fourth quarter of the previous fiscal year.

Net cash used in investing activities for the fiscal year ended March 31, 2011 was ¥13.5 billion, an increase by ¥9.7 billion from ¥3.8 billion for the previous fiscal year. The increase in net cash used in investing activities for the fiscal year ended March 31, 2011 increased mainly reflecting the acquisition of a newly-controlled company of ¥9.2 billion, increase in purchase of property and equipment by ¥0.6 billion, increase in payments of guarantee deposits by ¥0.6 billion and decrease in purchases by other investments of ¥0.7 billion.

Net cash provided by financing activities for the fiscal year ended March 31, 2011 was ¥5.5 billion, an increase by ¥12.8 billion compared to net cash used in financing activities of ¥7.2 billion for the previous fiscal year. The increase in net cash used in financing activities for the fiscal year ended March 31, 2011 mainly reflected the net increase in short-term borrowings and the decrease in principal payments under capital leases. The net increase in short-term borrowings was ¥9.0 billion for the fiscal year ended March 31, 2011 compared to net decrease of ¥2.9 billion for the fiscal year ended March 31, 2010. The increase in short-term borrowings was mainly for the acquisition of IIJ-Global.

Year Ended March 31, 2010 as Compared to the Year Ended March 31, 2009

Net cash provided by operating activities for the fiscal year ended March 31, 2010 was ¥9.6 billion, an increase by ¥1.0 billion from ¥8.6 billion for the previous fiscal year. The increase in net cash provided by operating activities for the fiscal year ended March 31, 2010 mainly reflected the increase by ¥0.8 billion in net income, compared to the previous fiscal year, mainly due to the increase in gross margin from network service and the decrease in general and administrative expenses. There was also an increase in loss on disposal of property and equipment by ¥0.2 billion and a decrease in impairment of other investments by ¥0.2 billion. In addition, the changes in operating assets and liabilities for the fiscal year ended March 31, 2010 was ¥0.6 billion compared to the previous fiscal year of ¥0.4 billion mainly due to the fluctuation of account receivables and accounts payable. Our account receivables increased compared to the previous year due to the fact that systems construction revenues for the fourth quarter of fiscal year ended March 31, 2010 largely increased compared to the fourth quarter of the previous fiscal year.

Net cash used in investing activities for the fiscal year ended March 31, 2010 was ¥3.8 billion, an increase by ¥0.5 billion from ¥3.3 billion for the previous fiscal year. The increase in net cash used in investing activities for the fiscal year ended March 31, 2010 increased mainly reflecting the increase in purchases of other investments by ¥0.7 billion, increase in purchase of property and equipment by ¥0.3 billion, decrease in purchase of available-for-sale securities by ¥0.1 billion, increase in proceeds from sales of property and equipment by ¥0.2 billion and increase in proceeds from sales of available-for-sale securities by ¥0.1 billion.

Net cash used in financing activities for the fiscal year ended March 31, 2010 was ¥7.2 billion, an increase by ¥0.6 billion, from ¥6.6 billion for the previous fiscal year. The increase in net cash used in financing activities for the fiscal year ended March 31, 2010 mainly reflected the increase in net repayments of short-term borrowings and an increase in principal payment under capital leases. The net decrease in short-term borrowings was ¥2.9 billion for the fiscal year ended March 31, 2010 compared to net decrease of ¥1.8 billion for the fiscal year ended March 31, 2009. No purchase of treasury stock for the fiscal year ended March 31, 2010 resulted in a positive effect on cash flows from financing activities compared to the previous fiscal year.

Contingencies

We did not have any material contingent liabilities as of March 31, 2011.

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

We recorded additional revenue, costs and expenses and net income contributed by IIJ-Global for seven months since September 1, 2010, for the fiscal year ended March 31, 2011. For the fiscal year ending March 31, 2012, we expect full contribution from IIJ-Global on revenue, cost and expenses and net income compared to seven months contribution for the fiscal year ended March 31, 2011.

In relation to the powerfully destructive earthquake and tsunami that struck northeastern Japan on March 11, 2011, both corporations and individuals, especially those in the northeastern Japan, are facing many issues such as the electricity shortages and the consequences of the nuclear power plant disaster. As for IIJ, the impact of the earthquake was small for the fiscal year ended March 31, 2011, however, going forward, we may experience indirect adverse effects such as not being able to offer our services if there are power shortages or if the nuclear power plant situation worsens.

Revenues

We have two business segments: Network services and systems integration business segment and ATM operation business segment. Network services and systems integration business segment is comprised of: Internet Connectivity services, WAN services, outsourcing services, Systems integration and Equipment sales.

Network services revenues

Network services revenues consist of our revenues from Internet connectivity services for corporate use, our revenues from Internet connectivity services for home use, our revenues from WAN services and our revenues from outsourcing services revenues. Our network services revenues accounted for 62.7% of our revenues for the fiscal year ended March 31, 2011, 54.4% for the fiscal year ended March 31, 2010, and 50.3% of our revenues for the fiscal year ended March 31, 2009. As our Internet connectivity services and WAN services customers are more likely to use our outsourcing services or systems integration services as their network needs develop, Internet connectivity services and WAN services are important for the growth of our outsourcing services or systems integration business.

Internet Connectivity services for corporate use

Our revenues from Internet connectivity services for corporate use accounted for 17.0% of our total revenues for the fiscal year ended March 31, 2011, 20.4% for the fiscal year ended March 31, 2010, and 18.8% for the fiscal year ended March 31, 2009. Revenues from Internet connectivity services for corporate use depend on the size of our customer base, the average contracted bandwidth and unit price of our services. The market for Internet connectivity services for corporate users is generally following three trends:

•
Increased contracted bandwidth. Total contracted bandwidth for Internet connectivity services for corporate users increased to 733.4 Gbps as of March 31, 2011 from 650.4 Gbps for the previous fiscal year end. The number of IP Service contracts for the bandwidth over 100Mbps increased to 431 for the fiscal year ended March 31, 2011 from 379 for the previous fiscal year. This increase is mainly due to an increase in customers' demand for higher bandwidth for their Internet connectivity. The total contracted bandwidth for Internet connectivity services for corporate users is calculated by adding the contracted bandwidth for each of the following services: IP Service, IIJ Data Center Connectivity Service and Broadband Services. The average monthly revenues per contract for IP Services were approximately ¥0.6 million at the end of March 2010 and 2011. Although we do not expect revenue per contract to grow in the fiscal year ending March 31, 2012 due to continuing competition, we believe that customer demand for higher bandwidth will continue as the use of broadband by corporate customers expands, and we will try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services to differentiate them from those of our competitors.

•
Increased demands for broadband services. Demand for broadband services such as IIJ FiberAccess/F, IIJ DSL/F and IIJ DSL/A are increasing steadily as the services are used more often to connect corporate branches and remote offices. The services use ADSL lines at maximum 47 Mbps speed or optical lines at maximum 10 Mbps, 100 Mbps or 1Gbps as access lines. The number of contracts for IIJ FiberAccess/F and IIJ DSL/F increased to 42,851 as of March 31, 2011 from 28,663 for the previous fiscal year end. We also expect that it will also contribute to the increase of outsourcing services and systems integration revenues as usage and implementation of these connectivity services will increase the demand for outsourcing services such as security services and network systems integration.

•
Increased demands for Mobile Data Communications services. Demand for our mobile data communications service, IIJ Mobile Service, which is provided under MVNO is increasing rapidly after the introduction in January 2008. The number of contracts for IIJ Mobile Service increased to 40,988 as of March 31, 2011 from 32,315 for the previous fiscal year end. Corporate customers who are highly security conscious are looking for data communication services with high security features such as VPN access and private access. We also expect that it will also contribute to the increase of outsourcing services and systems integration revenues as usage and implementation of these connectivity services will increase the demand for outsourcing services such as security services and network systems integration.

Internet Connectivity services for home use

Our revenues from Internet connectivity services for home use accounted for 7.9% of our total revenues for the fiscal year ended March 31, 2011, 10.1% for the fiscal year ended March 31, 2010, and 9.4% for the fiscal year ended March 31, 2009. Revenues from Internet connectivity services for home user depend on the size of our customer base and pricing. The size of our customer base depends primarily on the popularity of services under the hi-ho brand name, our OEM services, and the attractiveness of our service offerings which is measured primarily by the quality of service provided to subscribers and our ability to attract new customers by offering remote access solutions in combination with various access and security services.

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

The number of contracts for Internet connectivity services for home use decreased to 374,328 as of March 31, 2011 compared to 400,667 as of March 31, 2010, as users are cancelling outdated network services and there were planned service termination of one of our OEM clients.

WAN services

Our revenues from WAN services accounted for 19.5% of our total revenues for the fiscal year ended March 31, 2011, 3.8% for the fiscal year ended March 31, 2010, and 3.5% for the fiscal year ended March 31, 2009. Revenues from WAN services depend on the size of our customer base, the average contracted bandwidth and unit price of our services. We believe that customer demand for WAN service use will remain steady due to security issues as the WAN services we provide are not an open network service. For WAN service revenues for the fiscal year ending March 31, 2012, we will have full contribution from the acquisition of IIJ-Global compared to 7 months contribution for the fiscal year ended March 31, 2011. WAN service revenues can also fluctuate significantly in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.

Outsourcing Services

Our revenues from outsourcing services accounted for 18.2% of our total revenues for the fiscal year ended March 31, 2011, 20.2% for the fiscal year ended March 31, 2010, and 18.6% of our revenues for the fiscal year ended March 31, 2009. Outsourcing services consist of network-related services, server-related services, security-related services and data center-related facility services and operation and management services. Revenue for our cloud computing service “IIJ GIO/Hosting Package” is also included in the outsourcing revenues. For the fiscal year ended March 31, 2011, outsourcing services revenues increased to ¥15.0 billion from ¥13.7 billion for the fiscal year ended March 31, 2010 and from ¥12.9 billion for the fiscal year ended March 31, 2009. The increase is primarily due to the increasing demands for these services from our corporate connectivity customers.

The growth of these services is primarily due to the increase in demand for security services, data center services and network outsourcing services such as e-mail security services, data center operations, VPN services for customers’ internal networks, customer support and cloud computing services. We expect that corporate customers will continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of outsourcing services to enhance productivity, reduce costs and improve service reliability. Our new cloud computing service “IIJ GIO/Hosting Package” is expected to contribute to revenue growth. As a result, we expect our revenue from outsourcing services will continue to grow.

Systems integration revenues, including related equipment sales revenues

Our systems integration revenue consists of systems construction and systems operation and maintenance.

Systems construction, which is a one-time revenue, accounted for 14.5% of our total revenues for the fiscal year ended March 31, 2011, 16.7% for the fiscal year ended March 31, 2010, and 21.0% for the fiscal year ended March 31, 2009. Systems construction revenues, including related equipment sales revenues for the fiscal year ended March 31, 2011 increased by 5.1% from the previous fiscal year as mid- to small sized systems integration projects and systems integration contracts associated with cloud computing services accumulated.

Systems operation and maintenance, which are monthly recurring revenues, accounted for 21.2% of our total revenues for the fiscal year ended March 31, 2011, 27.5% for the fiscal year ended March 31, 2010, and 27.2% for the fiscal year ended March 31, 2009. Systems operation and maintenance revenues decreased as a result of the scale-down from a certain large client of IIJ-FS (IIJ-FS was merged into IIJ on April 1, 2011).

For the fiscal year ending March 31, 2012, it is difficult for us to expect a full recovery in IT-related investments from Japanese corporate customers, which as a result, may have an adverse effect on our systems integration revenue growth and future operations. We expect one-time revenues from systems construction to continue to be strongly affected by the Japanese economic situation. Systems integration revenues can also fluctuate significantly in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast. However, for the mid-to long term, while one-time revenues from systems construction are not expected to improve dramatically, we expect to increase its revenues by seizing continued demand for mid- to small sized construction projects. For systems operation and maintenance revenues, we believe we can increase them by accumulating contracts, especially of our cloud computing services, “IIJ GIO/Component”. We also anticipate that Japanese companies will increase the use of IT-related investments for their network systems when the general economic situation and the business results of the particular Japanese companies recover.

Equipment sales revenues

 Our equipment sales revenues consist primarily of sales of networking and other related equipment as requested by our customers, other than that provided in connection with our systems integration services. Our equipment sales revenues accounted for 1.0% of our total revenues for the fiscal year ended March 31, 2011, 1.1% for the fiscal year ended March 31, 2010, and 1.4% for the fiscal year ended March 31, 2009. Our equipment sales revenues can fluctuate significantly, in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.

ATM Operation Business revenues

ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. ATMs commission collected from each withdrawal are aggregated every month and recognized as ATM operation revenues. Our ATM operation business is currently in the stage of business startup and there are risks of not being able to introduce ATMs consistent with its plan or will not record ATM withdrawal transaction as anticipated, and we may not be able to achieve the expected revenue.

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

•
Range of service offerings. To increase our revenues from business users, we provide a wide variety of services and are introducing new services. For Internet connectivity services, we are now providing "LaIT" (pronounced "light"), a brand that offers high-quality services at reasonable prices to small and medium enterprises. Its main sales channels are through sales partners. Additionally, we have introduced security options and mobile device management services for the mobile service which are accounted in outsourcing service revenues. We have also introduced our new cloud computing service “IIJ GIO” which are offered to customers. We believe these steps will allow us to sell a greater variety of services to our high-end corporate users and to capture a greater amount of the current growth and demand. However, we will still be strongly dependent on the Japanese economy and on the Japanese companies and their Information Technology budgets nonetheless. We expect Internet usage to continue to grow in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to offer a broad range of services to meet our customers’ demands will significantly influence our future revenues.

•
Synergies between Internet connectivity services, WAN services, outsourcing services and systems integration. Most of our systems integration customers come from our Internet connectivity service customers, and we expect these relationships to continue. As part of our systems integration business, we offer solution services for corporate information network systems, consulting, project planning, system design and systems/operation outsourcing or Internet VPN solution services which combines the FLET’S Internet connectivity or mobile connectivity services with the SEIL, adopted by customers who have multiple locations, such as branches, offices and factories. Cloud computing services are also provided together with connectivity and systems integration services. The ability to introduce a wide range of services, including solutions necessary to build corporate information network systems, like disaster recovery services and Internet VPN, Voice over IP (“VoIP”), SEIL, private mobile access solutions, SEIL/SMF and wireless LAN service, is an important competitive factor.

•
Our cloud computing services "IIJ GIO". During the fiscal year ended March 31, 2011, we introduced our cloud computing services “IIJ GIO/Component” and “IIJ GIO/Hosting Package”, and its revenues are accounted in outsourcing services and systems operation and maintenance, respectively. For the fiscal year ended March 31, 2011, revenues for “IIJ GIO” were approximately ¥0.6 billion and for the fiscal year ending March 31, 2012, we target revenue to reach over ¥3.0 billion. The timing of when demand for cloud computing service in Japan will come into wide use are still uncertain.

•
Synergies between group companies. The group works together as a team to provide network solutions to our customers, mainly corporate and governmental organizations. We expect to realize group synergy with IIJ-Global, a new subsidiary which became IIJ’s 100% owned consolidated subsidiary on September 1, 2010, by providing our network solution to the acquired customers through this acquisition. Although how the revenue from this business will be accounted for is still uncertain, we expect to expand the scale of our business through this acquisition.

Costs and expenses

Costs and expenses include cost of network services revenues, cost of systems integration revenues, cost of equipment sales revenues, cost of ATM operation business revenues, sales and marketing expenses, general and administrative expenses and research and development expenses.

Cost of network services revenues

Our primary cost of network services revenues is the leasing fees that we pay for the leased lines which comprise our network and for the dedicated local access lines that our subscribers use to connect with our network. Other primary components of our costs are depreciation and amortization of capital leases for network equipment, personnel and other costs for technical and customer support staff and network operation center related costs. Most of our network equipment is leased rather than purchased to take advantage of the financing provided by a capital lease arrangement.

We have made continuous investments in the past years in developing and expanding our network. However, along with the increase in revenues and the acquisition of IIJ-Global on September 1, 2010, our costs have increased. For the fiscal year ended March 31, 2011, our leased line and other connectivity costs were ¥20.6 billion or 39.9% of our network services revenues. For the previous fiscal year, these costs were ¥12.5 billion or 33.8% of our network services revenues.

•
Backbone cost. Backbone cost for the fiscal year ended March 31, 2011 was ¥3.7 billion, almost the same as the fiscal year ended March 31, 2010. We do not expect that our backbone cost will increase significantly as compared with recent fiscal years.

•
Dedicated local access line costs. We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs for the fiscal year ended March 31, 2011 were ¥16.9 billion compared to ¥8.5 billion for the fiscal year ended March 31, 2010. This increase primarily resulted from the increase in the acquisition of IIJ-Global. Other connectivity costs were ¥0.3 billion for the fiscal year ended March 31, 2011, compared to ¥0.5 billion for the previous fiscal year.

Depreciation and amortization cost related to network service revenues increased to ¥3.5 billion for the fiscal year ended March 31, 2011 from ¥3.3 billion for the fiscal year ended March 31, 2010. Total capital expenditures for the fiscal year ended March 31, 2011 increase to ¥6.8 billion from ¥5.6 billion for the fiscal year ended March 31, 2010. We expect depreciation and amortization to increase along with the increase in capital expenditures.

Costs of systems integration revenues and equipment sales

The cost of our systems integration revenues and equipment sales consists of purchasing costs, personnel-related costs, outsourcing-related costs and network operation-related costs and other costs. Purchasing costs increase or decrease in tandem with systems construction revenues and equipment sales revenues. Personnel and outsourcing-related costs are mainly costs of engineering staff. Network operation-related costs are costs such as depreciation and amortization of capital leases for system-related equipments including facilities and equipments for cloud computing services. The main determinant of whether our gross margin will increase or decrease depends on whether we can secure profit for each systems integration project, whether we are able to adequately control the man-hour for each systems integration project as initially estimated and whether we are able to achieve enough revenue that covers our total costs. For the fiscal year ending March 31, 2012, while we continue to focus on controlling personnel and outsourcing costs adequately with the assumption that systems construction revenue would not increase much due to the weak Japanese economy, we should also carefully consider the timing of increasing facilities and equipments for “IIJ GIO” as cloud computing services require prior investment.

Costs of ATM Operation Business

Our cost of ATM operation business consists primarily of systems related cost including up front system development and outsourcing related costs. For the fiscal year ended March 31, 2011, the ATM operation business recorded approximately ¥1.0 billion in cost. If the ATM operation business start up in accordance with its plan, additional capital expenditures including capitalized lease related to the placement of ATMs in places such as Japanese pinball shops, operation and maintenance fees and other costs will increase.

Sales and marketing

Our sales and marketing expenses consist primarily of costs related to personnel, sales activities, marketing activities, general advertising expenses and written-off accounts receivable. Our sales and marketing expenses will increase to the extent that we expand our operations and increase our sales and marketing activities. We expect sales and marketing expenses to increase in the fiscal year ending March 31, 2012 in accordance with our business growth and to further promote our cloud computing related service, “IIJ GIO”. We also expect sales and marketing expenses relating to IIJ-Global to increase.

General and administrative

Our general and administrative expenses include primarily expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. Our general and administrative expenses will increase to the extent that we grow our business and hire new employees. We expect general and administrative expenses to increase in the fiscal year ending March 31, 2012 in accordance with our business growth. We plan to hire additional employees by approximately 100, of which 44 are newly graduates. We also expect general and administrative expenses relating to IIJ-Global to increase.

Research and development

Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. We expect the research and development expenses to slightly increase for the fiscal year ending March 31, 2012 as we focus on strengthening our research and development organizations.

Other income (expenses)

Our other income and expenses include interest income and expenses and other primary items such as foreign exchange gains or losses, gains on sales of other investments and impairment losses on other investments.

•
Interest expense. Most of our interest expense is from bank borrowing and capital leases. Interest income and interest expenses are also affected by the fluctuation of market interest rates and our total amount of outstanding borrowings. If we increase capital leases or borrowings in order to finance further development of our backbone, data centers and for other investments, interest expenses will increase. As we increased short-term bank borrowings relating to the acquisition of IIJ-Global from AT&T Japan on September 1, 2010, we expect interest expenses will increase.

•
Impairment of other investments. We hold other investments comprised of available-for-sale securities, nonmarketable equity securities and funds. If a fair value of other investment become lower than its cost and such decline in fair value is evaluated as other-than-temporary, we will have to recognize the impairment loss on investment.

Income Tax Expense (Benefit)

Our income tax expense (benefit) was affected by the valuation of deferred tax assets related to tax operating loss carryforwards. We recorded deferred tax expense of ¥0.6 billion for the fiscal year ended March 31, 2011 and deferred tax expense of ¥0.8 billion for the fiscal year ended March 31, 2010. A large portion of our consolidated tax operating loss carryforwards related to consolidated corporate tax, which are available to offset future taxable income was utilized in the during the year ended March 31, 2011 (see Note 12 to our consolidated financial statements). From and after the fiscal years ending March 31, 2012, the effects related to tax operating loss carryforwards are expected to be smaller compared to prior fiscal years.

E.     Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements as is defined for purposes of Item 5.E. of Form 20-F.

F.     Tabular Disclosure of Contractual Obligations.

The following table shows our material contractual payment obligations under our agreements as of March 31, 2011:

	Payments due by period (in millions of yen)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Capital lease obligations	6,681	2,934	3,111	634	2
Operating lease obligations	6,209	1,991	2,864	848	506
Total (1) (2)	¥12,890	¥4,925	¥5,975	¥1,482	¥508
_________________
(1)
The table above does not include short term borrowings. For short term borrowings, see Item 5.B “Liquidity and Capital Resource” and Note 11 “Borrowings” to our consolidated financial statements included in this annual report on Form-20F.

(2)
The table above does not include obligations for interest payments on debt, as such payments are not material. For interest payments regarding capital lease, see Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

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

The following table provides information about our directors and company auditors as of June 28, 2011:

Name	Position	Date of birth	Current term expires	Initial appointment date	Numbers of Shares Owned (1)	Percentage of Shares Owned (1)
Koichi Suzuki	President, Chief Executive Officer and Representative Director	Sep. 3, 1946	June 2013	Dec. 1992	12,926	6.26%
Senji Yamamoto	Executive Vice President	Apr. 14, 1946	June 2012	June 2006	83	0.04%
Hideshi Hojo	Senior Managing Director	Dec. 22, 1957	June 2013	June 2000	110	0.05%
Takeshi Kikuchi	Senior Managing Director	Apr. 27, 1959	June 2012	June 2010	293	0.14%
Hitoshi Imafuku	Senior Managing Director	Apr. 2, 1957	June 2013	June 2009	3	0.00%
Takamichi Miyoshi	Managing Director	May 5, 1963	June 2012	June 2002	395	0.19%
Akihisa Watai	Managing Director, Chief Financial Officer and Chief Accounting Officer	Sep. 30, 1965	June 2012	June 2004	54	0.03%
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2012	June 2004	0	—
Takashi Hiroi	Director	Feb. 13, 1963	June 2012	June 2004	0	—
Junnosuke Furukawa	Director	Dec. 5, 1935	June 2013	June 2005	0	—
Shingo Oda	Director	Nov. 8, 1944	June 2012	June 2008	0	—
Yoshifumi Nishikawa	Director	Aug. 3, 1938	June 2012	June 2005	0	—

Kazuhiro Ohira	Company Auditor	Dec. 26, 1957	June 2012	June 2010	0	—
Shunichi Kozasa	Company Auditor	Jan. 11, 1949	June 2013	June 2010	100	0.05%
Masaki Okada	Company Auditor	Jan. 9, 1959	June 2012	June 2004	0	—
Masaaki Koizumi	Company Auditor	Oct. 4, 1964	June 2012	June 2004	0	—
_________
(1)	The number of IIJ shares owned as of July 1, 2011.

Koichi Suzuki has been our president and representative director since April 1994, and has approximately 30 years of experience in the computer and communications industries. In addition, Mr. Suzuki is chairman of hi-ho, and president of Net Care, Multifeed and GDX. He also serves as chairman of IIJ-A, and a director of IIJ-Global, Trinity and IIJ-II. From December 1992 to April 1994, Mr. Suzuki was a director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.

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

Takeshi Kikuchi was appointed as senior managing director of IIJ in June 2010 and is serving as division director of Enterprise Business Division 2. Mr. Kikuchi joined Itochu Corporation in April 1983 and was temporarily seconded to IIJ from April 1996. In July 1999, Mr. Kikuchi joined IIJ-Tech permanently and was president of IIJ-Tech from October 2005 to March 2010.

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

Akihisa Watai was appointed as managing director of IIJ and division director of Finance and Planning Division in June 2010 and has served as chief financial officer and chief accounting officer since June 2004. Mr. Watai is a director of NCJ and Trust Networks, and a company auditor of i-revo, IIJ-Global, Trinity and IIJ-II. From June 2004 to March 2010, Mr. Watai has served as director of IIJ. Mr. Watai joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1989 and was temporarily transferred to IIJ from August 1996. In February 2000, Mr. Watai joined IIJ permanently and has been general manager of the Finance Division since April 2004.

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

Kazuhiro Ohira was appointed as company auditor of IIJ in June 2010. Mr. Ohira is a company auditor of Trust Networks, NCJ and IIJ-Global. Mr. Ohira was General Manager of International Business Management Dept. of Dai-Ichi Life Insurance Company, Ltd.

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

Masaaki Koizumi has been an outside company auditor of IIJ since June 2004. Mr. Koizumi is a Japanese Certified Public Accountant and joined Eiwa & Co. (Currently Azsa & Co.) in October 1987. Mr. Koizumi left Azsa & Co. in September 2003 and established Koizumi CPA Office in October 2003.

The following table provides information about our executive officers as of June 28, 2011:

Name	Position	Responsibility
Tsutomu Yoshihara	Senior Executive Officer	Chief Information Officer
Chiaki Furuya	Senior Executive Officer	Senior Executive Officer of Administrative Division
Masayoshi Tobita	Executive Managing Officer	Executive Managing Officer of Administrative Division Operation Management Department
Kazuhiro Tokita	Executive Managing Officer	Executive Managing Officer of Financial Systems Business Division
Junichi Shimagami	Executive Managing Officer	Executive Managing Officer of Service Division
Kiyoshi Ishida	Executive Officer	Executive Officer of SEIL Business Unit
Yasumitsu Iizuka	Executive Officer	Executive Officer of Government, Public & Educational Organization Business Division
Kokichi Matsumoto	Executive Officer	Executive Officer of Marketing Division
Koichi Maruyama	Executive Officer	Executive Officer of Enterprise Business Division 3 and Global Business

B.	Compensation.

The aggregate compensation to the IIJ’s directors and company auditors during the fiscal year ended March 31, 2011 was as follows:

		Breakdown of Compensation (in millions of yen)
Position	Total Compensation	Base Salary	Liability for Retirement Benefit	Others	Number of Persons
Directors *	¥251	¥198	¥52	¥1	13
Company Auditors **	7	7	0	0	2
Outside Directors/ Outside Company Auditors	30	29	1	0	7

_________
(1)
Starting with its annual securities report for the year ended March 31, 2010 filed with the Ministry of Finance, a Japanese listed company is required to disclose the individual compensation of any director, executive officer or corporate auditor if it is ¥100 million or more. For fiscal 2011, there was no director, executive officer or corporate auditor who received compensation of over ¥100 million.

(2)
Upper limits on compensation for directors and company auditors are determined at a general meeting of shareholders of the Company. Within the upper limit approved by the shareholders' meeting, the Board of Company Auditors will determine the amount of compensation for each company auditor.

* Excluding Outside Directors
** Excluding Outside Company Auditors

For the fiscal year ended March 31, 2011, the aggregate compensation we paid or accrued for all of our executive officers, directors and company auditors was approximately ¥465 million. We established a retirement plan for full-time company auditors in March 2006. The retirement plan for full-time directors which was established in March 2007 was abolished at the closing of IIJ’s 19th Ordinary General Meeting of Shareholders held on June 28, 2011. We recorded a liability for retirement benefits for full-time directors and full-time company auditors of ¥248 million, which would be required if they retire as of March 31, 2011. The liability for retirement benefits of ¥55 million recognized for the fiscal year ended March 31, 2010 is included in the aggregate amount of compensation shown above. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

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

As of March 31, 2011, we had 1,944 employees, including employees of our consolidated subsidiaries, and we had 1,687 employees as of March 31, 2010 and 1,602 employees as of March 31, 2009. The main reason for the increase in the number of employees is due to the acquisition of IIJ-Global on September 1, 2010. The following table shows the breakdown of the employees by main category of activity.

	For the fiscal year ended March 31,
	2009	2010	2011
	(number of employees)
Engineering	1,075	1,136	1,291
Sales	298	297	382
Administration	229	254	271

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

Stock Option Plan

•
June 2001 Stock Option Plan. In June 2001, we implemented a stock option plan under which 395 options to acquire a total of 1,975 shares or 790,000 ADS equivalents, or approximately 1.8% of total outstanding shares on that date, were granted to 44 directors and employees on August 2, 2001. The option exercise price for the shares was determined by setting the price 5% above the 30-days average of the closing market prices beginning 45 days prior to the date of the grant which was ¥403,661 per share and has been adjusted to ¥334,448 as a result of issuances of common shares. The options expired in June 2011, which were exercisable for eight years from June 28, 2003, the date on which the options became fully vested.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan was implemented in December 1995 and was amended on April 1, 2010 in connection with the merger of the two consolidated subsidiaries, IIJ-TECH and IIJ-FS. The Plan was also amended in connection with the introduction of the Executive Officer System. On December 1, 2010, the Plan was again amended as IIJ-Global joined our Group. The employee stockholding association provides designated employees with the opportunity to purchase shares at market value. Shares are basically held in the name of the employee stock purchase program until employees leave the association, due to resignation or retirement. The representative of the employee shareholders' association exercises voting rights in accordance with the instructions of each employee shareholder. As of March 31, 2011, the association holds 2,091 shares of common stock, or 1.0% of our outstanding shares.

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

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

The following table shows information regarding beneficial ownership of our common stock as of March 31, 2011 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and SEC.

	Outstanding Voting Shares as of March 31, 2011 (3)
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates (1)	60,675	29.9%
Koichi Suzuki	12,915	6.4
Itochu Corporation	10,430	5.1
Directors, executive officers and company auditor as a group (2)	14,570	7.2
___________
(1)
Includes NTT, which owns 50,475 shares, or 24.9% of our outstanding voting shares and 24.5% of our total issued shares, and NTT Communications, which owns 10,200 shares, or 5.0% of our outstanding voting shares and 4.9% of our total issued shares.

(2)	Includes Koichi Suzuki’s holdings which are also separately set forth above. No other director or executive officer except for Koichi Suzuki is a beneficial owner of more than 5%.
(3)	As of March 31, 2011 the Company held 3,794 shares of the Company as treasury stock.

Our major shareholders have the same voting rights as other holders of our common stock.

According to our register of shareholders, as of March 31, 2011, there were 4,224 holders of common stock of record worldwide. As of March 31, 2011, The Bank of New York Mellon, depositary for our ADSs, held 5.8% of the outstanding common stock on that date. According to The Bank of New York Mellon, as of March 31, 2011, there were 20 ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 206,478 shares of common stock outstanding as of March 31, 2011, 11,994 shares were held in the form of 4,797,600 ADSs.

On June 25, 2010, the Board of Directors of IIJ resolved to sell 140 shares of IIJ’s shares, held as treasury stock, at market price partly in exchange of the retirement allowance to 11 Retired Directors and officers of IIJ, IIJ-Tech and IIJ-FS, as an incentive for them to contribute to the Company's mid to long term business growth. The 11 Directors and officers of IIJ, IIJ-Tech and IIJ-FS whom received this allocation are those 1) who have retired from the positions of Director of IIJ at the 18th Ordinary Meeting of Shareholders of IIJ, 2) those who were Directors of IIJ-Tech and IIJ-FS which were merged into IIJ on April 1, 2010, and 3) those whom will continue to execute the duties and operations of the Company. As of March 31, 2011, the Company held 3,794 shares of the Company as treasury stock.

B. Related Party Transactions.

NTT-affiliated Companies. From April 1, 2010 through March 31, 2011, we have paid ¥10.4 billion for international and domestic backbone and local access line costs to NTT and its subsidiaries such as NTT Communications, NTT East and NTT West. In addition, we paid ¥3.5 billion for co-location costs and telecommunication expenses to NTT Communications, NTT East and NTT West and paid ¥1.1 billion for other costs, mainly outsourcing costs to NTT Communications, NTT East and NTT West. We received payments of ¥1.0 billion for OEM services, Internet connectivity services and operation fees for data centers from NTT Communications, NTT East and NTT West. On an ongoing basis in the ordinary course of business, for the Company’s connectivity and outsourcing services, the Company purchases international and domestic backbone services, local access lines and rental rack space in data centers from NTT and its subsidiaries. The Company also sells to NTT and its subsidiaries its services including OEM services, systems integration services and monitoring services for their data centers.

All the transactions entered into with NTT and its affiliates are entered in the ordinary course of business. Mr. Takashi Hiroi, one of our outside directors, is an employee of NTT. There is no shareholders’ agreement in place with NTT, its affiliates or any other party for the appointment of any of our directors.

Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the fiscal year ended March 31, 2011 are presented as follows:

millions of yen
Accounts receivable	¥79
Accounts payable	32
Revenues	731
Costs and Expenses	349

As of March 31, 2011, we had a loan to an equity method investee of which the carrying amount, net of valuation allowance was ¥35 million.

Except as described above, since April 1, 2008, there has been no transaction with or loan between us or any of our subsidiaries and:

•	any enterprise that directly or indirectly controls, is controlled by, or is in common control with us or any of our subsidiaries,

•	any director, officer, company auditor or family member of any of the preceding or any enterprise over which such person directly or indirectly is able to exercise significant influence,

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

Transactions with Outside Directors and Auditors. On June 27, 2008, we entered into an agreement on limited liability with our outside company auditors, Mr. Masaki Okada and Mr. Masaaki Koizumi, on June 25, 2010, we entered into additional agreements on limited liability with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda, our outside directors, and on June 28, 2011, we entered into an agreement on limited liability with Mr. Junnosuke Furukawa, our outside director, pursuant to which their liability for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million. For further discussion, see Item 10.C. Material Contracts and Exhibit 4.5 of this annual report.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information.

Financial Statements

The consolidated financial statements required by this item begin on page F-1.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is in Item 4.B.

Dividend Policy

Our basic dividend policy is that we pay dividends to our shareholders continuously and in a stable manner while considering the need to have retained earnings for the enhancement of financial position, medium and long-term business expansion and new business development. Under Japanese law, a company is required to have retained earnings, without accumulated deficit, in order to be able to conduct certain types of capital-related transactions such as payments of dividends in general. The ordinary general meeting of shareholders held in June 2006 approved the elimination of accumulated deficit through the reduction of additional-paid in capital and common stock in our non-consolidated financial statements under generally accepted accounting principles in Japan. In November 2010, IIJ’s board of directors resolved to pay an interim cash dividend to shareholders of record at September 30, 2010 of ¥1,250 per share of common stock. On June 28, 2011, the ordinary general meeting of shareholders approved the payment of year-end cash dividend to shareholders of record at March 31, 2011 of ¥1,500 per share of common stock.

B. Significant Changes.

Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2011, the date of our last audited financial statements.

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

The following table shows, for the periods indicated, the high and low price of our ADSs and shares of common stock on the TSE for the periods indicated:

	Nasdaq (1) (per ADS)		TSE (1) (2) (per share of common stock)
Fiscal year ended/ending March 31,	High	Low	High	Low
2007	$10.65	$6.41	¥517,000	¥296,000
2008	11.00	6.21	490,000	270,000
2009
2010	6.33	2.50	246,400	99,500
First Quarter	4.40	2.50	169,000	99,500
Second Quarter	6.33	3.65	246,400	137,800
Third Quarter	6.26	4.48	233,900	162,600
Fourth Quarter	5.84	4.09	219,500	150,700
2011
First Quarter	7.66	5.13	288,900	194,100
Second Quarter	8.37	5.90	292,000	202,000
Third Quarter	7.13	5.08	244,000	163,000
Fourth Quarter	8.36	5.71	277,000	164,800
2012
First Quarter	9.95	6.67	327,000	225,500
Month
March 2011	8.29	5.71	277,000	164,800
April 2011	8.38	6.67	272,000	225,500
May 2011	9.04	7.89	297,700	257,600
June 2011	9.95	8.66	327,000	282,300
July 2011(3)	9.70	9.25	316,500	297,500
___________
(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.
(2)	Our shares of common stock had been quoted on the Mothers market of the TSE since December 2, 2005 and were transferred to the First Section of the TSE on December 14, 2006.
(3)	The high and low prices of our ADSs and shares of common stock were the prices quoted during the period, from July 1, 2011 to July 14, 2011.

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

     For a description of rights of holders of ADSs, please see the “Description of American Depositary Receipts” section in our Form F-1 Registration Statement (File No. 333-10584), declared effective on August 3, 1999, as amended, hereby incorporated by reference.

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

Limitation of Liability Agreements, dated June 27, 2008, June 25, 2010 and June 28, 2011, between Internet Initiative Japan Inc. and outside directors and outside company auditors. We entered into a Limitation of Liability Agreement with Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors on June 27, 2008, with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside directors on June 25, 2010 and with Mr. Junnosuke Furukawa as our outside director on June 28, 2011, respectively, under which we limit the liability of outside directors in accordance to the rules defined in Article 427 of the Corporation Law of Japan. Under the terms of the agreements on limited liability, the liability of outside directors and auditors for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million. The agreements on limited liability are automatically renewed if the outside directors and auditors are re-elected and terminate when the outside directors and auditors subject to the agreements on limited liability become a director, executive officer or employee of the Company. The full English translation of the Agreement on Limited Liability is filed as Exhibit 4.5 of this annual report.

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

For purposes of the Convention and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs.

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

This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations and administrative and judicial interpretations, as currently in effect, as well as on the Convention. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADRs and any related agreement will be performed in accordance with its terms.

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

Taxation of Dividends

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

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

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Convention, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

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

If you own shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service Form 8621. In addition, pursuant to recently enacted legislation, if you are a U.S. person that is a shareholder in a PFIC, you will generally be required to file an annual report with the Internal Revenue Service. The contract of this required statement and potential exemptions to this requirement are under development by the Internal Revenue Service.

F.     Dividends and Paying Agents.

Not required.

G.     Statement by Experts.

Not applicable.

H.     Documents on Display.

We file periodic reports and other information with the SEC. The SEC maintains a web site at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. In addition, you may also inspect reports filed with the SEC and other information at our Tokyo headquarters, located at Jinbocho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan.

I.      Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to market risks from changes in interest rates, equity prices and foreign currency exchange rates.

 Interest Rate Risk

As of March 31, 2011, our interest rate risk on short-term borrowings (outstanding of ¥13.4 billion) was not material since the weighted average interest rate as of March 31, 2011 is reasonably low (0.965%) and we do not expect interest rates to rise sharply in the near future. As of March 31, 2010, our interest rate risk on short-term borrowings (outstanding of ¥4.5 billion) was also immaterial. On September 1, 2010, we made IIJ-Global our 100% consolidated subsidiary by acquiring the stock of IIJ-Global from AT&T Japan for ¥9.2 billion. To meet the funding for this acquisition, we borrowed an additional ¥9.0 billion in short-term borrowings from Japanese banks.

We had no outstanding long-term borrowings or interest rate swap contracts as of March 31, 2010 and 2011, respectively.

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

Equity Price Risk

The fair value of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2010 and 2011, the fair value of such investments was ¥867 million and ¥741 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥87 million and ¥74 million as of March 31, 2010 and 2011, respectively. See Note 4 “Other Investments” to our consolidated financial statements, included in this annual report on Form 20-F.

Foreign Currency Exchange Rate Risk

The assets held by us which are exposed to foreign currency exchange risk are U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $3,174 thousand (¥296 million) and $5,364 thousand (¥444 million) at March 31, 2010 and 2011, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would have been approximately ¥30 million and ¥44 million at March 31, 2010 and 2011, respectively.

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
As applicable
Such cable, telex and facsimile transmission expenses as are expressly provided in this Deposit Agreement	As applicable
Such expenses as are incurred by the Depositary in the conversion of Foreign Currency	As applicable
The execution and delivery of Receipts and the surrender of Receipts	$5.00 or less per 100 ADR
Any cash distribution made pursuant to the Deposit Agreement	$.02 or less per ADR
Receipt or Receipts for transfers made	$.1.50 or less per certificate
The distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a results of the deposit of such securities, but which securities are instead distributed by the Depositary to Owners
As applicable

Fees and other payments made by the Depositary to the Issuer

For the fiscal year beginning April 1, 2010 and ending March 31, 2011,　The Bank of New York Mellon, as Depositary, reimbursed IIJ for the NASDAQ Stock Market listing fees of $30,000. The Bank of New York Mellon, as Depositary has also agreed to reimburse IIJ for its annual stock exchange (NASDAQ Stock Market) listing fees for future years. Furthermore, from April 1, 2010 to March 31, 2011, the Bank of New York Mellon has waived a total of $132,349 in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions in addition to their standard fees for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

As of the end of the fiscal year ended March 31, 2011, our management, with the participation of Koichi Suzuki, our president, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.

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

Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2011.

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

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the  Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2011.

The effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in their report, presented hereafter.

(c)  Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Internet Initiative Japan Inc.:

We have audited the internal control over financial reporting of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2011 of the Company and our report dated June 30, 2011 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
June 30, 2011

(d)  Changes in Internal Control Over Financial Reporting

With the participation of our chief executive officer and chief financial officer, our management also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2011. Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.                      Principal Accountant Fees and Services.

 Independent Auditor Fees and Services

The Board of Directors engaged Deloitte Touche Tohmatsu LLC to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2010 and 2011. The following table sets forth the aggregate fees billed for services rendered by Deloitte Touche Tohmatsu LLC and its member firm for each of the last two fiscal years.

	Fiscal year ended March 31,
	2010	2011
	(millions of yen)

Audit fees (1)	105	139
Audit-related fees	－	－
Tax fees (2)	23	6
All other fees (3)	－	1
Total fees	128	146
__________

(1)
These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu LLC for the audit of our annual financial statements, the audit of our internal control over financial reporting and services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)
These are the aggregate fees billed for the fiscal year for professional services rendered by member firms of Deloitte Touche Tohmatsu Limited, such as Deloitte Tax LLP, for tax compliance, tax advice and tax planning.

(3)
This is a fee billed for the fiscal year for professional services rendered by Deloitte Tohmatsu Risk Services Co., Ltd., a member firm of Deloitte Touche Tohmatsu Limited, for the consultation and advice for data center security planning.

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

All of the services provided by our independent registered public accounting firm from May 6, 2003, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2011 were pre-approved by the Board of Company Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D.                      Exemptions from the Listing Standards for Audit Committees.

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Rules 5605(c) of the NASDAQ Listing Rules, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with Boards of Company Auditors meeting certain requirements. For a Nasdaq-listed Japanese company with a Board of Company auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

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

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries beginning on page F-1.

Item 19. Exhibits.

1.1	Articles of Incorporation, as amended (English translation)1
1.2	Share Handling Regulations, as amended (English translation) 1
1.3	Regulations of the Board of Directors, as amended (English translation) 2
1.4	Regulations of the Board of Company Auditors, as amended (English translation)3
2.1	Bylaws of the IIJ Group Employee Shareholders’ Association (English translation)
2.2
Form of Deposit Agreement among IIJ, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt4

2.3	Bylaws of the IIJ Group Director Stock Purchase Plan (English translation) 2
4.1	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (English translation)5
4.2	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (English translation)5
4.3	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation)6
4.4	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.7
4.5	Agreement on Limited Liability, dated June 27, 2008, June 25, 2010 and June 28, 2011, between Internet Initiative Japan Inc. and outside directors and outside company auditors8
4.6	Stock Purchase Agreement, dated June 1, 2010, between Internet Initiative Japan Inc. and AT&T Japan LLC.9
4.7	Solutions Engagement Agreement, dated May 31, 2010 between Communications Services KK (changed its trade name to IIJ-Global Solutions Inc. on September 1, 2010) and IBM Japan, Ltd.9
4.8	Guaranty Letter Related to the Solutions Engagement Agreement between IBM Japan Ltd and Communications Services KK, dated June 1, 2010.9
8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
11.1	Internet Initiative Japan Code of Conduct10
12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

_____________

(1)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 29, 2009.

(2)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 28, 2010.

(3)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on August 3, 2005.

(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.

(5)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

(6)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 11, 2006.

(7)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.

(8)
We entered into a Limitation of Liability Agreement with Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors on June 27, 2008, with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside directors on June 25, 2010 and with Mr. Junnosuke Furukawa as our outside director on June 26, 2011.

(9)
Schedules, annexes and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IIJ agrees to furnish supplementary copies of the omitted schedules, annexes and similar attachments to the SEC upon request. A list briefly describing the omitted schedules, annexes and similar attachments are contained in this exhibit.

(10)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 30, 2008.

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
Date: July 19, 2011

Internet Initiative Japan Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Internet Initiative Japan Inc.:

We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. and subsidiaries (the "Company") as of March 31, 2010 and 2011 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2011 (all expressed in Japanese yen).  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Internet Initiative Japan Inc. and subsidiaries as of March 31, 2010 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control― Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1.  Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
June 30, 2011

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2010 and 2011

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
ASSETS	2010	2011	2011

CURRENT ASSETS:
Cash and cash equivalents (Note 18)	¥8,764,415	¥13,313,615	$160,870
Accounts receivable, net of allowance for doubtful accounts of ¥37,178 thousand and ¥44,002 thousand ($532 thousand) at March 31, 2010 and 2011, respectively (Notes 5, 6 and 22)	11,396,597	16,431,374	198,542
Inventories (Note 3)	807,803	601,088	7,263
Prepaid expenses	1,593,000	1,680,158	20,302
Deferred tax assets―current (Note 12)	1,570,746	978,263	11,820
Other current assets, net of allowance for doubtful accounts of ¥720 thousand ($9 thousand) at March 31, 2010 and 2011, respectively (Notes 5 and 9)	762,081	1,533,185	18,526

Total current assets	24,894,642	34,537,683	417,323

INVESTMENTS IN EQUITY METHOD INVESTEES (Note 6)	1,131,354	1,251,990	15,128

OTHER INVESTMENTS (Notes 4, 17, 18 and 19)	2,581,610	2,794,046	33,761

PROPERTY AND EQUIPMENT—Net (Notes 7 and 9)	12,970,152	16,480,724	199,139

GOODWILL (Note 8)	3,620,342	5,788,333	69,941

OTHER INTANGIBLE ASSETS—Net (Note 8)	2,819,187	6,054,503	73,157

GUARANTEE DEPOSITS (Notes 9)	2,003,862	1,889,796	22,835

DEFERRED TAX ASSETS―Noncurrent (Note 12)	685,370	16,393	198

OTHER ASSETS, net of allowance for doubtful accounts of ¥91,319 thousand and ¥81,448 thousand ($984 thousand) at March 31, 2010 and 2011, respectively, and net of loan loss valuation allowance of ¥16,701 thousand ($202 thousand) at March 31, 2010 and 2011, respectively (Notes 5, 6, 9 and 18)	1,389,954	2,659,521	32,136

TOTAL	¥52,096,473	¥71,472,989	$863,618

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2010 and 2011

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
LIABILITIES AND SHAREHOLDERS' EQUITY	2010	2011	2011

CURRENT LIABILITIES:
Short-term borrowings (Note 11)	¥4,450,000	¥13,430,000	$162,277
Capital lease obligations—current portion (Note 9)	2,729,673	2,787,955	33,687
Accounts payable (Notes 6 and 22)	6,967,654	13,574,152	164,018
Accrued expenses	1,184,483	1,889,891	22,836
Accrued retirement and pension costs―current (Note 13)	14,539	―	―
Deferred income―current	1,445,174	1,667,336	20,147
Other current liabilities	922,345	816,117	9,861

Total current liabilities	17,713,868	34,165,451	412,826

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 9)	3,657,657	3,626,565	43,820

ACCRUED RETIREMENT AND PENSION COSTS― Noncurrent (Note 13)	1,302,054	1,567,050	18,935

DEFERRED TAX LIABILITIES―Noncurrent (Note 12)	1,193,796	609,412	7,364

DEFERRED INCOME―Noncurrent	560,677	1,270,984	15,357

OTHER NONCURRENT LIABILITIES	304,718	592,177	7,155

Total liabilities	24,732,770	41,831,639	505,457

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS' EQUITY (Notes 4, 13, 14 and 15):
Common stock—authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2010 and 2011	16,833,847	16,833,847	203,406
Additional paid-in capital	27,443,600	27,318,912	330,098
Accumulated deficit	(16,720,092)	(14,023,259)	(169,445)
Accumulated other comprehensive income (loss)	168,769	(85,134)	(1,029)
Treasury stock—3,934 shares at March 31, 2010 and 3,794 shares at March 31, 2011	(406,547)	(392,079)	(4,737)

Total Internet Initiative Japan Inc. shareholders' equity	27,319,577	29,652,287	358,293

NONCONTROLLING INTERESTS	44,126	(10,937)	(132)

Total equity	27,363,703	29,641,350	358,161

TOTAL	¥52,096,473	¥71,472,989	$863,618

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income
Three Years in the Period Ended March 31, 2011

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2009	2010	2011	2011
REVENUES (Notes 6 and 22):
Network services:
Internet connectivity services (corporate use)	¥13,142,393	¥13,847,116	¥14,004,608	$169,220
Internet connectivity services (home use)	6,537,370	6,854,258	6,525,128	78,844
WAN services	2,454,927	2,553,551	16,100,046	194,539
Outsourcing services	12,940,906	13,717,705	15,031,785	181,631
Total	35,075,596	36,972,630	51,661,567	624,234
Systems integration:
Systems construction	14,658,502	11,353,598	11,936,581	144,231
Systems operation and maintenance	18,988,595	18,716,978	17,507,099	211,541
Total	33,647,097	30,070,576	29,443,680	355,772
Equipment sales	984,585	756,517	796,385	9,622
ATM operation business	23,452	206,657	516,574	6,242

Total revenues	69,730,730	68,006,380	82,418,206	995,870

COST AND EXPENSES (Notes 6, 9, 13 and 22):
Cost of network services	29,317,645	30,533,726	41,678,052	503,601
Cost of systems integration	25,542,758	21,903,699	22,466,436	271,465
Cost of equipment sales	863,031	649,315	683,285	8,256
Cost of ATM operation business	422,285	963,862	1,000,470	12,089
Total cost	56,145,719	54,050,602	65,828,243	795,411
Sales and marketing (Note 21)	4,630,579	5,405,075	6,616,013	79,942
General and administrative (Note 7)	5,621,870	4,826,006	5,479,176	66,206
Research and development	415,180	313,112	353,732	4,274

Total cost and expenses	66,813,348	64,594,795	78,277,164	945,833

OPERATING INCOME	2,917,382	3,411,585	4,141,042	50,037

OTHER INCOME (EXPENSES):
Interest income	45,153	28,691	23,113	279
Interest expense	(408,152)	(306,208)	(268,129)	(3,240)
Foreign exchange losses	(28,515)	(395)	(31,975)	(386)
Net gains on sales of other investments (Note 4)	15,631	49,512	105,252	1,272
Impairment of other investments (Note 4)	(524,287)	(342,796)	(179,829)	(2,173)
Other—net	17,276	18,673	44,515	538

Other expenses—net	(882,894)	(552,523)	(307,053)	(3,710)

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES―(FORWARD)	¥2,034,488	¥2,859,062	¥3,833,989	¥46,327

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income
Three Years in the Period Ended March 31, 2011

				Thousands of
				U.S. Dollars
	Thousands of Yen			(Note 1)
	2009	2010	2011	2011

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES―(FORWARD)	¥2,034,488	¥2,859,062	¥3,833,989	$46,327

INCOME TAX EXPENSE (Note 12)	1,002,711	1,132,093	955,697	11,548
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES (Note 6)	35,099	159,423	122,667	1,482

NET INCOME	1,066,876	1,886,392	3,000,959	36,261

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	352,428	347,746	202,409	2,446

NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥1,419,304	¥2,234,138	¥3,203,368	$38,707

	Shares

NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER SHARE (Note 16):
Basic weighted-average number of common shares outstanding	205,165	202,544	202,644

Diluted weighted-average number of common shares outstanding	205,195	202,544	202,644

	Yen			U.S. Dollars

BASIC NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	¥6,918	¥11,030	¥15,808	$191

DILUTED NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	6,917	11,030	15,808	191

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Three Years in the Period Ended March 31, 2011

Thousands of Yen / Shares
			Internet Initiative Japan Inc. Shareholders’ Equity
	Total Equity	Comprehensive Income (Loss)	Accumulated Deficit (Note 14)	Accumulated Other Comprehensive Income (Loss) (Notes 13 and 15)	Shares of Common Stock Outstanding	Common Stock	Treasury Stock (Note 14)	Additional Paid-in Capital	Noncontrolling Interests

BALANCE, APRIL 1, 2008	¥25,274,815		¥(19,555,489)	¥90,618	206,478	¥16,833,847	―	¥27,611,737	¥294,102

Subsidiary stock issuance	132,061								132,061

Comprehensive income (loss):
Net income	1,066,876	¥1,066,876	1,419,304						(352,428)
Other comprehensive loss, net of tax	(411,329)	(411,329)		(411,329)
Total comprehensive income	655,547	¥655,547

Dividends paid	(412,957)		(412,957)
Purchase of treasury stock	(406,547)						¥(406,547)

BALANCE, MARCH 31, 2009	25,242,919		(18,549,142)	(320,711)	206,478	16,833,847	(406,547)	27,611,737	73,735

Subsidiary stock issuance	150,000							(168,137)	318,137

Comprehensive income:
Net income	1,886,392	¥1,886,392	2,234,138						(347,746)
Other comprehensive income, net of tax	489,480	489,480		489,480
Total comprehensive income	2,375,872	¥2,375,872

Dividends paid	(405,088)		(405,088)

BALANCE, MARCH 31, 2010	27,363,703		(16,720,092)	168,769	206,478	16,833,847	(406,547)	27,443,600	44,126

Subsidiary stock issuance								(147,346)	147,346

Comprehensive income (loss):
Net income	3,000,959	¥3,000,959	3,203,368						(202,409)
Other comprehensive loss, net of tax	(253,903)	(253,903)		(253,903)
Total comprehensive income	2,747,056	¥2,747,056

Dividends paid	(506,535)		(506,535)
Disposal of treasury stock	37,126						14,468	22,658

BALANCE, MARCH 31, 2011	¥29,641,350		¥(14,023,259)	¥(85,134)	206,478	¥16,833,847	¥(392,079)	¥27,318,912	¥(10,937)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Three Years in the Period Ended March 31, 2011

Thousands of U.S. Dollars (Note 1)
			Internet Initiative Japan Inc. Shareholder’s Equity
	Total Equity	Comprehensive Income	Accumulated Deficit (Note 14)	Accumulated Other Comprehensive Income (Loss) (Notes 13 and 15)	Common Stock	Treasury Stock (Note 14)	Additional Paid-in Capital	Noncontrolling Interests

BALANCE, MARCH 31, 2010	$330,639		$(202,031)	$2,039	$203,406	$(4,913)	$331,605	$533

Subsidiary stock issuance							(1,781)	1,781

Comprehensive income (loss):
Net income	36,261	$36,261	38,707					(2,446)
Other comprehensive loss, net of tax	(3,068)	(3,068)		(3,068)
Total comprehensive income	33,193	$33,193

Dividends paid	(6,121)		(6,121)
Disposal of treasury stock	450					176	274

BALANCE, MARCH 31, 2011	$358,161		$(169,445)	$(1,029)	$203,406	$(4,737)	$330,098	$(132)

See notes to consolidated financial statements.
Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2011

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2099	2010	2011	2011
OPERATING ACTIVITIES:
Net income	¥1,066,876	¥1,886,392	¥3,000,959	$36,261
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,317,141	5,306,826	5,850,882	70,697
Impairment loss on intangible assets	113,360	―	218,073	2,635
Provision for retirement and pension costs, less payments	127,662	225,915	253,818	3,067
Provision for (reversal of) allowance for doubtful accounts	26,020	40,467	(10,522)	(127)
Loss on disposal of property and equipment	443,019	639,160	23,588	285
Net gain on sales of other investments	(15,631)	(49,512)	(105,252)	(1,272)
Impairment of other investments	524,287	342,796	179,829	2,173
Gain on receipt of investment securities	－	－	(18,060)	(218)
Foreign exchange losses, net	9,605	15,116	27,309	330
Equity in net income of equity method investees	(4,719)	(159,423)	(122,667)	(1,482)
Deferred income tax expense	636,818	756,422	606,875	7,333
Others	1,741	13,000	16,960	205
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease (increase) in accounts receivable	1,947,490	(1,179,388)	429,691	5,192
Decrease (increase) in net investment in sales-type lease―noncurrent	88,729	193,134	(765,510)	(9,250)
Decrease (increase) in inventories, prepaid expenses and other current and noncurrent assets	378,294	292,577	(65,828)	(795)
Increase (decrease) in accounts payable	(2,005,074)	808,845	1,995,375	24,110
Increase (decrease) in income taxes payable	(188,517)	95,819	27,490	332
Increase in deferred income― noncurrent	74,094	31,513	333,548	4,030
Increase in accrued expenses and other current liabilities	89,674	361,435	687,658	8,309
Net cash provided by operating activities—(Forward)	¥8,630,869	¥9,621,094	¥12,564,216	$151,815

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2011

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2009	2010	2011	2011
Net cash provided by operating activities—(Forward)	¥8,630,869	¥9,621,094	¥12,564,216	$151,815

INVESTING ACTIVITIES:
Purchases of property and equipment	(2,991,378)	(3,253,629)	(3,839,011)	(46,387)
Proceeds from sales of property and equipment	－	205,548	174,334	2,106
Purchases of available-for-sale securities	(187,516)	(73,236)	(141,020)	(1,704)
Purchases of other investments	(175,264)	(875,016)	(200,000)	(2,417)
Investment in an equity method investee	－	(22,834)	－	－
Proceeds from sales of available-for-sale securities	3,417	123,880	155,571	1,880
Proceeds from sales of other investments	111,509	78,250	66,047	798
Payments of guarantee deposits	(109,929)	(83,833)	(686,825)	(8,299)
Refund of guarantee deposits	66,124	128,192	165,193	1,996
Payments for refundable insurance policies	(52,364)	(55,020)	(22,188)	(268)
Refund from insurance policies	7,382	39,959	29,642	358
Acquisition of a newly controlled company, net of cash acquired (Note 2)	－	－	(9,170,000)	(110,802)
Other	(53)	－	(24,860)	(300)
Net cash used in investing activities	(3,328,072)	(3,787,739)	(13,493,117)	(163,039)

FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	10,750,000	6,000,000	1,600,000	19,333
Repayments of short-term borrowings with initial maturities over three months	(12,125,000)	(11,100,000)	(1,550,000)	(18,729)
Principal payments under capital leases	(3,953,833)	(4,082,908)	(2,989,471)	(36,122)
Net increase (decrease) in short-term borrowings	(425,000)	2,200,000	8,930,000	107,902
Proceeds from issuance of subsidiary stock to minority shareholders	－	150,000	－	－
Dividends paid	(412,957)	(405,088)	(506,535)	(6,121)
Payments for purchase of treasury stock	(406,547)	－	－	－
Proceeds from sales of treasury stock	－	－	37,126	449
Net cash provided by (used in) financing activities	(6,573,337)	(7,237,996)	5,521,120	66,712

FORWARD	¥(1,270,540)	¥(1,404,641)	¥4,592,219	$55,488

Internet Initiative Japan Inc. and Subsidiaries Consolidated Statements of Cash Flows Three Years in the Period Ended March 31, 2011
	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2009	2010	2011	2011

FORWARD	¥(1,270,540)	¥(1,404,641)	¥4,592,219	$55,488

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(12,716)	(18,668)	(43,019)	(520)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,283,256)	(1,423,309)	4,549,200	54,968

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,470,980	10,187,724	8,764,415	105,902

CASH AND CASH EQUIVALENTS, END OF YEAR	¥10,187,724	¥8,764,415	¥13,313,615	$160,870

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥408,712	¥307,045	¥267,750	$3,235
Income taxes paid	772,533	160,398	346,561	4,188

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	4,014,537	2,330,077	2,912,806	35,196
Facilities purchase liabilities	182,564	628,905	1,559,343	18,842
Asset retirement obligation	－	－	213,336	2,578
Acquisition of a company (Note 2):
Assets acquired	－	－	14,956,137	180,716
Cash paid	－	－	(9,170,000)	(110,802)
Liabilities assumed	－	－	5,786,137	69,914

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. ("IIJ," a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan. As of March 31, 2011, 29.9% of IIJ’s voting shares were jointly owned by Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiary. IIJ and its subsidiaries (collectively, the "Company") provide customers substantially operating in Japan with Internet connectivity services, WAN services and Outsourcing services.  The Company also provides systems integration which consists of systems construction and systems operation and maintenance. In addition, a consolidated subsidiary provides Automated Teller Machines (“ATM”) operation business from 2007.

Certain Significant Risks and Uncertainties

The Company relies on telecommunications carriers for a significant portion of network backbone and on regional NTT subsidiaries, electric power companies and their affiliates for local connections to customers. Currently, NTT Communications Corporation, a wholly owned subsidiary of NTT, is the largest provider of network infrastructure. The Company believes that its use of multiple carriers and suppliers significantly mitigates damages from service disruptions. However, any disruption of telecommunication services could have an adverse effect on operating results.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable.  The Company's management believes that the risks associated with accounts receivable is mitigated by the large number of customers comprising its customer base.

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

Reclassification－Certain reclassifications have been made to prior periods to conform to the current year presentations: (1) “Deferred income―noncurrent,” which had been previously included in “Other noncurrent liabilities,” was separately disclosed as the balance was deemed material. (2) “WAN services,” which were components of “Outsourcing services revenues,” were separately disclosed to clarify the contents of WAN service revenues reflecting the increase in the WAN service revenues due to the acquisition of IIJ Global Solutions Inc.(“IIJ-Global). (3) “Connectivity and outsourcing services” and “Cost of connectivity and outsourcing services” were renamed to “Network services” and “Cost of network services,” respectively. (4) “Decrease (increase) in net investment in sales-type lease―noncurrent,” which had been previously included in “Decrease (increase) in inventories, prepaid expenses and other current and noncurrent assets,” and “Increase in deferred income―noncurrent,” which had been previously included in “Increase in accrued expenses and other current and noncurrent liabilities,” were separately disclosed as they were deemed material, respectively.

Other certain reclassifications have also been made to prior year amounts to conform to the current year presentation.

Translation into U.S. Dollars—IIJ maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates.  The U.S. dollar amounts included herein represent a translation using the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2011 of ¥82.76 = $1, solely for the convenience of the reader.  The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.

Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. ("Net Care"), IIJ America, Inc. ("IIJ-America"), Netchart Japan Inc. (“NCJ”), GDX Japan Inc. ("GDX"), hi-ho Inc. ("hi-ho"), Trust network  Inc. ("Trust"),  IIJ Innovation Institute Inc. (“IIJII”), On-Demand Solutions Inc. (“ODS”),  IIJ Technology Inc. ("IIJ-Tech") , IIJ Financial Systems Inc. ("IIJ-FS") and IIJ-Global. IIJII was established on June 10, 2008. ODS was established on April 1, 2008 and was liquidated on January 29, 2010. IIJ-Tech and IIJ-FS were merged with IIJ on April 1, 2010. IIJ-Global was acquired by IIJ on September 1, 2010. All of the subsidiaries, except for IIJ America, have fiscal years ending March 31. IIJ America's fiscal year-end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements.  Intercompany transactions and balances have been eliminated in consolidation.

Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method.  For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

A subsidiary or equity method investee may issue its shares to third parties at amounts per share in excess of or less than the Company’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership were recorded in income for the year in which such shares were issued until the Company adopted the new guidance on noncontrolling interests under Accounting Standards Codification (“ASC”) 810 on April 1, 2009, which requires changes in a parent’s ownership interest while the parent retain its controlling financial interest in its subsidiary to be accounted for as equity transactions.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Significant estimates and assumptions used are primarily in the areas of evaluation of investments, valuation allowances for deferred tax assets, allowance for doubtful accounts, determination of pension benefit costs and obligations, estimated useful lives of fixed assets and intangible assets with finite useful lives and impairment of long-lived assets, goodwill and intangible assets deemed to have indefinite useful lives.  Actual results could differ from those estimates.

Revenue Recognition—Network service revenues are billed and recognized monthly on a straight-line basis. Initial set up fees received in connection with network services are deferred and recognized over the estimated average period of the subscription for each service.

System integration services arrangement can be divided into two major categories; (1) those in which the Company resells third-party off-the-shelf software and (2) those in which the Company does not resell or license any software products. The deliverables related to software in category (1) are subject to the software revenue recognition guidance. The deliverables in category (1) which are not subject to the software revenue recognition guidance are subject to the revenue guidance for multiple element arrangements.  The deliverables in category (2) are subject to the revenue guidance for multiple element arrangements to determine the separate units of accounting. In addition, system construction service arrangements in both category (1) and (2), are usually completed within three months. Revenues are recognized based on the completed-contract method because the title of constructed network systems is not transferred to customer unless customers are satisfied with and accept the completed systems, which then allow the Company to bill the customers.

Equipment sales revenues are recognized when equipment is delivered and accepted by the customer. The Company evaluates whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned in reporting equipment sales, depending on whether the Company functions as principal of agent.

ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. ATM commission collected from each withdrawal is aggregated every month and recognized as ATM operation revenues.

Revenue is recognized net of consumption tax collected from customers and subsequently remitted to governmental authorities.

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

Property and Equipment—Property and equipment are recorded at cost.  Depreciation and amortization of property and equipment, including capitalized software and capital leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

The useful lives for depreciation and amortization by major asset classes are as follows:

Range of Useful Lives

Data communications, office and other equipment	2 to 20 years
Leasehold improvements	3 to 20 years
Capitalized software	5 years
Capital leases	4 to 7 years

Impairment of Long-Lived Assets—Long-lived assets consist principally of property and equipment, including those items leased under capital leases and amortized intangible assets. The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill and Intangible Assets—Goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing.  Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31. Intangible assets with finite useful lives, consisting of customer relationship, are amortized using a non-straight-line basis based on the pattern of expected future economic benefit over the estimated useful lives, which range from 6 to 19 years.

Asset Retirement Obligations—The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes the related cost by increasing the carrying amount of long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated for the period the Company has estimated

Pension and Severance Indemnities Plans—The Company has defined benefit pension plans and /or severance indemnities plans. The cost of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods. In addition, the Company has defined contribution pension plans. The costs of defined contribution pension plans are charged to expenses when incurred.

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

The Company recognizes the financial statement effect of uncertain tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income.

Foreign Currency Translation—The assets and liabilities of a foreign subsidiary and an equity method investee are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income.

Foreign currency assets and liabilities, which consist substantially of cash denominated in U.S. dollars, are stated at the amount as computed by using year-end exchange rates and the resulting transaction gain or loss is recognized in earnings.

Stock-Based Compensation— On April 1, 2006, the Company adopted Statements of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” (codified in ASC Topic 718, “Compensation-Stock　    Compensation”) and the related interpretations, which requires compensation expense for stock options and other share-based payments to be measured and recorded based on the instruments’ fair value, by using the modified prospective application method. ASC 718 requires recognizing expenses for share-based payments granted prior to the adoption date equal to the fair value of unvested amounts over the remaining requisite service period. The portion of these share-based payments’ fair value attributable to vested awards prior to the adoption is never recognized. As all existing granted stock-based awards of the Company had vested, the adoption did not have any impact on the Company’s consolidated financial position or results of operations.

Prior to April 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principle Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employers” and related interpretations.

Research and Development and Capitalized Software Development Costs—Research and development costs are expensed as incurred, which include research and development costs incurred for computer software to be leased. Software development costs incurred subsequent to establishing technological feasibility through the general release of the software products are capitalized. Technological feasibility is demonstrated by the completion of a detailed program design. Capitalized costs are amortized based on either the ratio of the current revenues to the total estimated revenues over the estimated useful lives (generally five years) or the equally allocated amount over the residual useful lives, whichever is larger.

Advertising—Advertising costs are expensed as incurred and are recorded in “Sales and marketing.”

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

Other Comprehensive Income (Loss)—Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and defined benefit pension plans adjustment.

Segment Reporting—ASC Topic 280, “Segment Reporting” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engage in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.

The Company provides a comprehensive range of network solutions to meet its customers’ needs by cross-selling a variety of services, including Internet connectivity services, WAN services, Outsourcing services, systems integration and sales of network-related equipment, and ATM operation services.  The Company’s chief operating decision maker, who is the Company’s Chief Executive Officer (“CEO”), regularly reviews the revenue and cost of sales on the two operating segments, which are Network service and systems integration business segment and ATM operation business segment. CEO also makes decisions regarding how to allocate resources and assess performance based on the segments.

New Accounting Guidance

In December 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-16, “Transfers and Servicing: Accounting for Transfers of Financial Assets.” This ASU is intended to improve the information provided in financial statements concerning transfers of financial assets, including the effects of transfers on financial position, financial performance and cash flows, and any continuing involvement of the transferor with the transferred financial assets. This ASU was effective for the first annual reporting period after November 15, 2009 and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2010. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In December 2009, the FASB issued ASU 2009-17, “Consolidations: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which amended the consolidation guidance applicable to variable interest entities and required additional disclosures concerning an enterprise’s continuing involvement with variable interest entities. This ASU was effective for the first annual reporting period after November 15, 2009 and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2010. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements,” which adds disclosure requirements about transfers in and out of Levels 1 and 2 and separate disclosures about activity relating to Level 3 measurements and clarifies input and valuation techniques. This ASU was effective for the annual reporting period beginning after December 15, 2009 and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2010. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In July 2010, the FASB issued ASU 2010-20, “Receivables: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,” which requires new disclosures and enhances existing disclosures about the credit quality of financing receivables and the allowance for credit losses. The disclosures as of the end of a reporting period were effective for interim and annual reporting periods which ended on or after December 15, 2010 and the Company adopted this ASU in the third quarter of fiscal year beginning April 1, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. In January 2011, the FASB issued ASU 2011-01, “Receivables: Deferral of the Effective Date of Disclosures about Trouble Debt Restructurings in Update No. 2010-20.” The FASB decided to defer the effective date of the disclosures about troubled debt restructurings in the ASU 2010-20. The deferral in this amendment is effective upon issuance. The Company adopted this ASU in the fourth quarter of fiscal year beginning April 1, 2010. The adoption of these ASU did not have a material impact on the Company’s financial position or results of operations.

In December 2010, the FASB issued ASU 2010-28, “Intangibles-Goodwill and Other,” which amends the procedures of Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. This ASU was effective for fiscal years and interim periods within those years, beginning after December 15, 2010 and the Company adopted this ASU in the fourth quarter of fiscal year beginning April 1, 2010. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

Accounting Guidance Issued But Not Adopted as of March 31, 2011

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition: Multiple-Deliverable Revenue Arrangements,” which amends the criteria for when to evaluate individual delivered items in a multiple deliverable arrangement and the method of allocating consideration received. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

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

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition: Milestone Method,” which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. This ASU is effective on prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted.  The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations,” which clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures in business combination when comparative financial statements are presented and improves the usefulness of the pro forma revenue and earnings disclosure. This ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In April 2011, the FASB issued ASU 2011-02, “Receivables: A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring,”  which clarifies the guidance about a creditor’s determination of whether a restructuring is a troubled debt restructuring. This ASU is effective for the first interim or annual period beginning on or after June 15, 2011. Early adoption is permitted. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement,” which amends to achieve common fair value measurement and disclosure measurement in U.S. GAAP and IFRSs. This ASU is effective for the interim or annual period beginning after December 15, 2011. Early application is not permitted. The application of this ASU will not have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income: Presentation of Comprehensive Income,” which improves the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The amendments require an entity to report comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This ASU is effective for the interim or annual period beginning after December 15, 2011. Early adoption is permitted. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

2.	BUSINESS COMBINATIONS

On September 1, 2010, the Company acquired a new company (“the New Company”), which was established by AT&T Japan LLC and succeeded a part of the business conducted by AT&T Japan LLC, AT&T Japan K.K and AT&T Japan Ltd. (“AT&T Japan”) from AT&T Japan LLC. The New Company conducts the domestic network outsourcing service business such as the WAN services and the international network service business starting on September 1, 2010 under the name of IIJ-Global. This acquisition was completed by acquiring all issued and outstanding shares of the New Company for ¥9,170,000 thousand ($110,802 thousand) in cash. There are no future contingent payments. This business combination was accounted for using the acquisition method. The Company has completed its initial measurements of the fair values of the assets acquired, including customer relationships, and liabilities assumed as of the acquisition date. The acquisition resulted in the recognition of goodwill (see Note 8, “Goodwill and Other intangible assets”).

The acquisition of IIJ-Global was consistent with the Company's strategy for expanding the scale of business by providing IIJ’s network solution to the acquired customers, by providing WAN services to IIJ’s client bases and by providing international services to the acquired customers through a business tie-up with AT&T Japan.

The following table summarizes the fair values of the assets acquired and liabilities assumed from AT&T Japan on September 1, 2010.

	Thousands of Yen	Thousands of U.S. Dollars

Accounts receivable	¥5,459,158	$65,964
Inventories	12,196	147
Prepaid expenses	159,285	1,925
Deferred tax assets―current	170,852	2,064
Other current assets	13,562	164
Other investments	357,097	4,315
Property and equipment	1,371,086	16,567
Other intangible assets	3,725,649	45,017
Deferred tax assets―Noncurrent	1,354,758	16,370
Other assets	44,221	534
Total assets acquired	12,667,864	153,067

Accounts payable	485,271	5,864
Accrued expenses	3,216,424	38,865
Deferred income―current	113,336	1,369
Other current liabilities	243,513	2,942
Deferred tax liabilities―Noncurrent	1,525,610	18,434
Deferred income―Noncurrent	201,983	2,440
Total liabilities assumed	5,786,137	69,914

Total identified net assets	6,881,727	83,153

Goodwill	2,288,273	27,649

Purchase price	¥9,170,000	$110,802

The following table provides revenues and net income attributable to Internet Initiative Japan Inc. of IIJ-Global which were included in the Company's consolidated statement of income for the year ended March 31, 2011.

	Thousands of Yen	Thousands of U.S. Dollars

Revenues	¥15,094,218	$182,385
Net income attributable to Internet Initiative Japan Inc.	690,761	8,347

The following table provides unaudited pro forma revenues and net income attributable to Internet Initiative Japan Inc. for the years ended March 31, 2010 and 2011, as if IIJ-Global had been acquired on April 1 of each year. Such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on the dates indicated, nor are they indicative of the future operating results of the acquired company.

	Thousands of Yen		Thousands of U.S. Dollars
	2010	2011	2011

Revenues	¥91,993,846	¥92,583,743	$1,118,702
Net income attributable to Internet Initiative Japan Inc.	4,967,681	4,800,412	58,004

	Yen		U.S. Dollars
	2010	2011	2011

Pro forma basic net income attributable to Internet Initiative Japan Inc. per common share	¥24,526	¥23,689	$286
Pro forma diluted net income attributable to Internet Initiative Japan Inc. per common share	24,526	23,689	286

For the years ended March, 31, 2010 and 2011, acquisition-related costs of ¥23,011 thousand and ¥69,451 thousand ($839 thousand), respectively, were incurred. These acquisition-related costs included legal, finance advisory and other professional fees, and were recorded in general and administrative expenses.

3.	INVENTORY

           The components of inventories as of March 31, 2010 and 2011 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2010	2011	2011

Network equipment purchased for resale	¥113,057	¥194,283	$2,348
Work in process	694,746	406,805	4,915

Total inventories	¥807,803	¥601,088	$7,263

4.	OTHER INVESTMENTS

Pursuant to ASC Topic 320, all of the Company's marketable equity securities are classified as available-for-sale securities.  Information regarding the securities classified as available-for-sale at March 31, 2010 and 2011 is as follows:

	Thousands of Yen
March 31, 2010	Cost	Unrealized Gains	Unrealized Losses	Fair Value

Available-for-sale—Equity securities	¥485,960	¥430,517	¥49,481	¥866,996

March 31, 2011

Available-for-sale—Equity securities	¥490,756	¥299,410	¥49,648	¥740,518

	Thousands of U.S. Dollars
March 31, 2011	Cost	Unrealized Gains	Unrealized Losses	Fair Value

Available-for-sale—Equity securities	$5,930	$3,618	$600	$8,948

The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2010 and 2011:

	Thousands of Yen
	Less than 12 Months		12 Months or More		Total
March 31, 2010	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale—Equity securities	¥122,629	¥48,747	¥15,664	¥734	¥138,293	¥49,481

March 31, 2011

Available-for-sale—Equity securities	¥289,181	¥49,648	—	—	¥289,181	¥49,648

	Thousands of U.S. Dollars
	Less than 12 Months		12 Months or More		Total
March 31, 2011	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale—Equity securities	$3,494	$600	—	—	$3,494	$600

The Company regularly reviews all of the Company's investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security's market price.

The Company’s unrealized loss on investments in marketable equity securities relates to Japanese companies (16 issuers) in various industries. The unrealized losses on these securities were due principally to a broad decline in the stock market. The fair value of each investment is between 0.1% and 27.3% less than its cost. The duration of the unrealized loss position was less than 12 months. The Company evaluated the near-term prospects of the issuer and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired at March 31, 2011.

Proceeds from the sale of available-for-sale securities were ¥3,417 thousand, ¥123,880 thousand and ¥155,571 thousand ($1,880 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively. Gross realized gains of ¥49,512 thousand and ¥90,700 thousand ($1,096 thousand)  were included in “Other income (expenses)” for the years ended March 31, 2010 and 2011, respectively, and gross realized losses of ¥2,049 thousand  were included in “Other income (expenses)” for the year ended March 31, 2009.

The aggregate cost of the Company’s cost method investments totaled ¥1,714,614 thousand and ¥2,053,528 thousand ($24,813 thousand) at March 31, 2010 and 2011, respectively.

Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in “Other income (expenses)” in the Company’s consolidated statements of income, were recognized to reflect the decline in value considered to be other than temporary of ¥163,836 thousand and
¥360,451 thousand, respectively, for the year ended March 31, 2009, ¥20,295 thousand and ¥322,501 thousand, respectively, for the year ended March 31, 2010, and ¥13,131 thousand ($159 thousand) and ¥166,698 thousand ($2,014 thousand), respectively, for the year ended March 31, 2011.

5.	ALLOWANCE FOR DOUBTFUL ACCOUNTS AND LOANS

An analysis of the allowance for doubtful accounts and loans for the years ended March 31, 2009, 2010 and 2011 is as follows:

	Thousands of Yen
	Balance at Beginning of Year	Credits Charged Off	Provision for (Reversal of) Doubtful Accounts	Other	Balance at End of Year

Year ended March 31, 2009	¥113,644	¥(16,371)	¥26,020	－	¥123,293

Year ended March 31, 2010	¥123,293	¥(17,842)	¥40,467	－	¥145,918

Year ended March 31, 2011	¥145,918	¥(7,376)	¥(10,522)	¥14,851	¥142,871

	Thousands of U.S. Dollars
	Balance at Beginning of Year	Credits Charged Off	Reversal of Doubtful Accounts	Other	Balance at End of Year

Year ended March 31, 2011	$1,764	$(89)	$(127)	$179	$1,727

Other for the year ended March 31, 2011 was the allowance for doubtful accounts of IIJ-Global assumed from AT&T Japan on September 1, 2010.

6.	INVESTMENTS IN EQUITY METHOD INVESTEES

IIJ utilizes various companies in Japan and neighboring countries to form and operate its Internet business. Businesses operated by its equity method investees include multifeed technology services and location facilities for connecting high-speed  Internet backbones (Internet Multifeed Co., "Multifeed"), data center services in Asian countries (i-Heart Inc., "i-Heart"), comprehensive portal sites operations (Internet Revolution Inc., "i-revo") and point management systems operations (Trinity Inc., "Trinity," which was renamed from Taihei Computer Co., LTD. in May 2011.)

The aggregate amounts of balances and transactions of the Company with these equity method investees as of March 31, 2010 and 2011, and for each of the three years in the period ended March 31, 2011 are summarized as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011

Accounts receivable	－	¥67,575	¥78,948	$954
Accounts payable	－	24,921	31,910	386
Revenues	¥672,014	675,726	730,622	8,828
Costs and expenses	257,732	261,077	348,771	4,214

On June 30, 2008, the Company received ¥30,380 thousand of dividends from Multifeed.

The Company's investments in these equity method investees and respective ownership percentage at March 31, 2010 and 2011 consisted of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	2010		2011		2011

Multifeed	32.00%	¥879,843	32.00%	¥1,033,035	$12,482
i-Heart	28.57	19,879	20.22	21,155	256
i-revo	30.00	21,219	30.00	5,867	71
Trinity	45.00	210,413	45.00	191,933	2,319

Total		¥1,131,354		¥1,251,990	$15,128

The Company also had a loan of ¥34,545 thousand ($417 thousand) to i-Heart, net of loan loss valuation allowance of ¥16,701 thousand ($ 202 thousand), which was included in the “Other assets” in the Company’s consolidated balance sheets as of March 31, 2010 and 2011.

7.	PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2010 and 2011 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2010	2011	2011

Data communications equipment	¥1,309,732	¥5,125,075	$61,927
Office and other equipment	1,495,993	940,273	11,361
Leasehold improvements	1,059,895	2,221,641	26,844
Capitalized software	11,208,522	12,790,440	154,549
Assets under capital leases, primarily data communications equipment	15,549,281	17,294,421	208,971
Total	30,623,423	38,371,850	463,652
Less accumulated depreciation and amortization	(17,653,271)	(21,891,126)	(264,513)

Property and equipment—net	¥12,970,152	¥16,480,724	$199,139

Depreciation and amortization expenses for the property and equipment amounted to ¥5,235,218 thousand, ¥4,924,228 thousand and ¥5,454,138 thousand ($65,903 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively.

The Company recorded losses on disposal of property and equipment of ¥443,019 thousand, ¥639,160 thousand and ¥23,588 thousand ($285 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively, in “General and administrative” expenses in the Company’s consolidated statements of income.

Capitalized software included internal use software of ¥10,838,506 thousand and ¥11,890,586 thousand ($143,676 thousand) as of  March 31, 2010 and 2011, respectively, and software to be leased of ¥370,016 thousand and ¥ 899,854 thousand ($10,873 thousand) as of  March 31, 2010 and 2011, respectively.

The unamortized balance of software to be leased was ¥370,016 thousand and ¥856,668 thousand ($10,351 thousand) as of March 31, 2010 and 2011, respectively. Amortization expense of software to be leased was zero and ¥43,186 thousand ($522 thousand) for the years ended March 31, 2010 and 2011, respectively and was included in cost of systems integration.

The estimated aggregate amortization expense of software to be leased for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2012	¥164,949	$1,993
2013	167,539	2,024
2014	164,949	1,993
2015	164,949	1,993
2016	119,172	1,440

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

The components of intangible assets as of March 31, 2010 and 2011 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2010	2011	2011

Intangible assets subject to amortization:
Licenses	¥143,110	－	－
Customer relationship	2,703,471	¥6,424,471	$77,628
Total	2,846,581	6,424,471	77,628
Less accumulated amortization
Licenses	(45,319)	－	－
Customer relationship	(183,539)	(580,283)	(7,012
Total	(228,858)	(580,283)	(7,012
Intangible assets subject to amortization—net	2,617,723	5,844,188	70,616

Intangible assets not subject to amortization:
Telephone rights	9,464	18,315	221
Trademark	192,000	192,000	2,320
Goodwill	3,620,342	5,788,333	69,941
Total	3,821,806	5,998,648	72,482

Total intangible assets	¥6,439,529	¥11,842,836	$143,098

During the fiscal years ended March 31, 2007 and 2008, IIJ acquired additional shares of its subsidiary, IIJ-Tech, and IIJ-Tech became a wholly owned subsidiary of IIJ. In the course of these acquisitions, IIJ recognized indefinite-lived customer relationship intangible asset of ¥2,669,152 thousand in the aggregated. Subsequent to the issuance of its March 31, 2010 consolidated financial statements, IIJ’s management determined that the deferred tax liabilities associated with the intangible asset should have been recorded with corresponding increase in goodwill at the time of the acquisitions. The following table summarizes the previously reported amounts and the corrected amounts by balance sheet line items. The effect on the Company’s consolidated financial statements was immaterial.

	Thousands of Yen
	As of March 31, 2010
	As Previously Reported	As Corrected
Goodwill	¥2,639,319	¥3,620,342
Total assets	51,115,450	52,096,473

Deferred tax liabilities—Noncurrent	212,773	1,193,796
Total liabilities	23,751,747	24,732,770

Total liabilities and equity	51,115,450	52,096,473

The weighted average amortization period for customer relationship is approximately 15.6 years. The amortization expenses for the years ended March 31, 2010 and 2011 were ¥93,852 thousand and ¥396,744 thousand ($4,794 thousand), respectively. The estimated aggregate amortization expense of intangible assets for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2012	¥618,492	$7,473
2013	557,560	6,737
2014	463,073	5,595
2015	397,030	4,797
2016	388,014	4,688

The following table shows changes in the carrying amount of goodwill for the year ended March 31, 2011, by operating segment:

	Thousands of Yen			Thousands of U.S. Dollars
	Network Service and Systems Integration Business	ATM Operation Business	Total	Network Service and Systems Integration Business	ATM Operation Business	Total
Balance at March 31, 2009	¥3,384,791	¥235,551	¥3,620,342

Balance at March 31, 2010	3,384,791	235,551	3,620,342	$40,899	$2,846	$43,745

Acquisition	2,288,273	－	2,288,273	27,649	－	27,649

Impairment losses	(120,282)	－	(120,282)	(1,453)	－	(1,453)

Balance at March 31, 2011
Goodwill	5,673,064	235,551	5,908,615	68,548	2,846	71,394
Accumulated impairment losses	(120,282)	－	(120,282)	(1,453)	－	(1,453)
	¥5,552,782	¥235,551	¥5,788,333	$67,095	$2,846	$69,941

A certain customer relationship was impaired during the year ended March 31, 2009 because it was expected that the volume of business with this specific customer could decrease in the near future. As a result of the decrease in the business, the fair value of the customer relationship became worthless and the Company recorded an impairment loss of ¥113,360 thousand in “Sales and marketing” expenses in the Company’s consolidated statement of income for the year ended March 31, 2009. The amount of the impaired customer relationship was included in the Network service and systems integration business segment. The Company applied the excess earnings method to evaluate the impairment loss on the customer relationship.

IIJ recorded ¥288,746 thousand of losses on impairment of certain customer relationships in “Sales and marketing” expenses in the Company’s consolidated statement of income for the year ended March 31, 2010, related to the attrition of the customers by applying the specific identification method. The amount of loss on the customer relationships was included in the Network service and systems integration business segment.

IIJ evaluated the remaining useful life of intangible assets as of March 31, 2010. IIJ observed that the customer attrition rate related to the customer relationships which have an indefinite useful life had been increasing through the year ended March 31, 2010, due to the scale down, withdrawal from certain businesses or bankruptcies. IIJ determined that customer relationships with a net carrying amount of ¥2,414,471 thousand as of March 31, 2010 have a remaining useful life of 25 years based on the recent and expected attrition rate and started to amortize on the straight-line basis from the beginning of the year ended March 31, 2011. In January 2011, IIJ re-evaluated the remaining useful life and amortization method of the customer relationships and determined that the remaining useful life is 19 years and the amortization method as a non-straight-line basis based on the pattern of expected future economic benefit. This change in the remaining useful life and the amortization method had an immaterial impact on income from operations, net income or any related per-share amounts for the year ended March 31, 2011.

The Company recorded an impairment loss of ¥97,791 thousand ($1,182 thousand) on licenses which are included in “General and administrative” expenses in the Company’s consolidated statement of income for the year ended March 31, 2011. The amount of the impaired licenses was included in the Network service and systems integration business segment. The impairment was due to the decision to dissolve GDX which operated the related business using the licenses by the Company’s Board of Directors in March 2011. The Company applied the income approach based on the future cash flows to evaluate the impairment loss on the licenses.

The impairment loss on goodwill included in the Network service and systems integration business segment for the year ended March 31, 2011 consisted of impairment losses of ¥20,282 thousand ($245 thousand) and ¥100,000 thousand ($1,208 thousand) on goodwill for GDX and IIJ-FS, respectively. Because of the decision for the dissolution of GDX and a shrinking business of IIJ-FS, the carrying amount of the subsidiary exceeded its fair value and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the implied fair values of goodwill. The fair values of the subsidiaries for the basis of determining the impairment loss of goodwill was calculated with the discounted cash flow method. No impairment of goodwill was recognized during the years ended March 31, 2009 and 2010.

On September 1, 2010, IIJ acquired a new subsidiary, IIJ-Global and recorded a customer relationship of ¥3,721,000 thousand ($44,961 thousand) and goodwill of ¥2,288,273 thousand ($27,649 thousand) through this acquisition. The customer relationship is amortized over its estimated useful life of 15 years based on the pattern of expected future economic benefit from the acquisition date, which is generally on non-straight-line basis based upon its expected future cash flows. The goodwill components were mainly a fair value of human resources and synergies and the goodwill was included in the Network service and system integration business segment. ¥5,387,018 thousand ($65,092 thousand) of the recorded customer relationship and goodwill are deductible for tax purposes.

9.	LEASES

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

A portion of the Company’s sales results from multi-year lease agreements, under which the Company leased some network equipment to customers. The leases are classified as sale-type leases which the Company accounts for in accordance with ASC Topic 840.

Operating Leases—The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ's network.  The leases for domestic backbone connectivity are generally non-cancelable for a minimum one-year lease period.  The leases for international backbone connectivity for mainly two-year lease period are substantially non-cancelable.  The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, certain office equipment under non-cancelable operating leases, and its network operation centers under non-cancelable operating leases which expire on various dates through the year 2020.

Refundable guarantee deposits as of March 31, 2010 and 2011 consist of as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2010	2011	2011

Head office	¥1,210,446	¥1,473,811	$17,808
Sales and subsidiaries offices	753,909	386,870	4,675
Others	39,507	29,115	352

Total refundable guarantee deposits	¥2,003,862	¥1,889,796	$22,835

Lease expenses related to backbone lines for the years ended March 31, 2009, 2010 and 2011 amounted to ¥3,692,286 thousand, ¥3,698,901 thousand and ¥3,688,077 thousand ($44,564 thousand), respectively. Lease expenses for local access lines for the years ended March 31, 2009, 2010 and 2011, which are attributable to Internet connectivity services and WAN services, amounted to ¥8,220,292 thousand, ¥8,481,677 thousand and ¥16,881,778 thousand ($203,985 thousand), respectively. Other lease expenses for the years ended March 31, 2009, 2010 and 2011 amounted to ¥7,186,361 thousand, ¥8,159,661 thousand and ¥6,424,099 thousand ($77,623 thousand), respectively.

Lease expenses for local access line for the years ended March 31, 2009 and 2010, have been corrected due to an immaterial error from ¥5,303,651 thousand and  ¥5,470,853 thousand to ¥8,220,292 thousand and ¥8,481,677 thousand, respectively.

The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥24,719 thousand, ¥12,780 thousand and ¥12,313 thousand
($149 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements.

The Company sold ATM equipment procured from third party vendors, which amounted to
¥178,270 thousand and ¥255,960 thousand ($3,093 thousand), to the leasing companies for the years ended March 31,2010 and 2011, and concurrently entered into capital lease arrangements to lease the equipment back, which resulted in total lease payments of ¥189,696 thousand due by November 2014 and ¥276,503 thousand ($3,341 thousand) due by February 2016, related to the lease contracts made in the years ended March 31, 2010 and 2011, respectively.

The fair values of the assets upon execution of the capital lease arrangements and accumulated depreciation amounted to ¥15,549,281 thousand and ¥9,582,205 thousand at March 31, 2010 and ¥17,294,421 thousand ($208,971 thousand) and ¥11,337,457 thousand ($136,992 thousand) at March 31, 2011, respectively.

Lessee Future Minimum Lease Payments—As of March 31, 2011, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements and capital leases were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases

Year ending March 31:
2012	¥6,400	¥1,984,592	¥2,934,383	$77	$23,980	$35,457
2013	6,400	2,249,397	1,916,165	77	27,180	23,153
2014	6,400	602,113	1,195,241	77	7,275	14,442
2015		458,490	583,074		5,540	7,045
2016		389,207	50,563		4,703	611
2017 and thereafter		505,734	1,880		6,111	23

Total minimum lease payments	¥19,200	¥6,189,533	6,681,306	$231	$74,789	80,731

Less amounts representing interest			266,786			3,224

Present value of net minimum capital lease payments			6,414,520			77,507
Less current portion			2,787,955			33,687

Noncurrent portion			¥3,626,565			$43,820

Sales-Type Leases—The components of the net investment in sales-type leases as of March 31, 2010 and 2011 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2011	2011

Year ending March 31:
2012		¥425,871	$5,146
2013		402,819	4,867
2014		344,442	4,162
2015		308,038	3,722
2016		247,280	2,988

Total minimum lease payments to be received*	¥690,953	¥1,728,450	20,885
Estimated residual value of leased property (unguaranteed)	215,917	215,917	2,609
Less unearned income	33,274	62,625	757
Net investment in sales-type leases	873,596	1,881,742	22,737
Less current portion	372,699	615,333	7,435
Non-current net investment in sales-type leases	500,897	1,266,409	$15,302

             *Estimated executory costs, including profit thereon, of ¥377,927 thousand and ¥293,352 thousand ($3,545 thousand) were excluded from total minimum lease payments to be received as of March 31, 2010 and 2011, respectively.

10.	ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations are principally related to leasehold office premises and a data center which, at the end of the lease, the Company is contractually obligated to restore.

The movements in asset retirement obligations for the year ended March 31, 2011 were as follows:

	Thousands of Yen	Thousands of U.S. Dollars
	2011	2011

Balance at beginning of the year	－	－
Liabilities incurred	¥242,495	$2,930
Liabilities settled	－	－
Accretion expense	5,688	69
Revision in estimated cash flows	－	－
Balance at end of year	¥248,183	$2,999

11.	BORROWINGS

Short-term borrowings at March 31, 2010 and 2011 consist of bank overdrafts that bear fixed rate interest. The weighted average rates at March 31, 2010 and 2011 were 0.905% and 0.965%, respectively.

Substantially all short-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral (or additional collateral) or a guarantor with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default.  The Company did not provide banks with any collateral for outstanding loans as of March 31, 2011.

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2011 was ¥10,290,000 thousand ($124,335 thousand).

12.	INCOME TAXES

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 41% for the years ended March 31, 2009, 2010 and 2011.

Income from operations before income tax expense and equity in net income of equity method investees and income tax expense for the years ended March 31, 2009, 2010 and 2011 consist of the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Income from operations before income tax expense and equity in net income of equity method investees:
Domestic	¥2,060,855	¥2,847,730	¥3,818,930	$46,145
Foreign	(26,367)	11,332	15,059	182
Total	¥2,034,488	¥2,859,062	¥3,833,989	$46,327
Income taxes―current:
Domestic	¥359,143	¥462,779	¥351,592	$4,248
Foreign	6,750	(87,108)	(2,770)	(33)
Total	¥365,893	¥375,671	¥348,822	$4,215
Income taxes―deferred:
Domestic	¥636,818	¥756,422	¥606,875	$7,333
Foreign	-	-	-	-
Total	636,818	756,422	606,875	7,333

In September 2007, the Company applied for the consolidated tax declaration and the application was approved by the national tax agency. The Company started the consolidated tax declaration for the fiscal year ended March 31, 2009.

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2010 and 2011 was as follows:

	Thousands of Yen				Thousands of U.S. Dollars
	2010		2011		2011
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Unrealized gains on available-for-sale securities	－	¥178,456	－	¥115,848	－	$1,400
Capital leases	¥58,710	－	¥37,139	－	$449	－
Accrued expenses	382,626	－	621,684	－	7,512	－
Retirement and pension cost	593,364	－	416,375	－	5,031	－
Allowance for doubtful accounts	24,231	－	40,664	－	491	－
Depreciation	16,067	－	68,520	－	828	－
Net loss on other investments	1,051,840	－	373,743	－	4,516	－
Operating loss carryforwards	3,761,496	－	2,007,082	－	24,252	－
Transactions in transit*	－	67,974	－	57,094	－	690
Impairment loss on telephone rights	87,003	－	87,003	－	1,051	－
Accrued enterprise tax	97,154	－	101,111	－	1,222	－
Asset retirement obligation	－	－	101,755	－	1,229	－
Deferred revenue	23,826	－	163,414	－	1,974
Customer relationship		981,023		2,370,558		28,644
Tax deduction of goodwill	－	134,721	－	257,989		3,117
Excess of tax deductible goodwill over the reported amount of goodwill	79,063		1,170,620		14,145
Trademark		78,720		78,720		951
Other	106,983	66,912	354,025	132,107	4,278	1,596
Total	6,282,363	1,507,806	5,543,135	3,012,316	66,978	36,398
Valuation allowance	(3,712,237)	－	(2,145,575)	－	(25,925)	－

Total	¥2,570,126	¥1,507,806	¥3,397,560	¥3,012,316	$41,053	$36,398

*This item arises from transactions between IIJ and IIJ America, which were recorded in the different periods as a result of the difference in each company’s fiscal year-end.

The amount of “Deferred tax liabilities” related to “Customer relationship” at March 31, 2010 was corrected from zero to ¥981,023 thousand (see Note 8, “Goodwill and Other intangible assets”).

As of March 31, 2010 and 2011, the valuation allowance for deferred tax assets related principally to operating loss carryforwards and net loss on other investments, at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were an increase of ¥57,842 thousand, a decrease of ¥453,479 thousand and a decrease of ¥1,566,662 thousand, ($18,930 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively.

As of March 31, 2011, IIJ and certain subsidiaries had tax operating loss carryforwards. These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2018 in Japan and December 31, 2028 in the United States of America as follows:

	Thousand of Yen
Year Ending March 31	Corporate Tax Subject to Consolidation Tax Filing	Inhabitant and Enterprise Tax Subject to Consolidation Tax Filing	Others
2012	¥415,384	¥415,384	-
2013	-	-	-
2014	-	-	-
2015	-	-	¥238,196
2016 and thereafter	-	114,899	3,395,416

Total	¥415,384	¥530,283	¥3,633,612

Loss carryforwards in the United States of America, which amounted to ¥621,610 thousand
($7,511 thousand), was included in “Others.”

	Thousands of U.S. Dollars
Year Ending March 31	Corporate Tax Subject to Consolidation Tax Filing	Inhabitant and Enterprise Tax Subject to Consolidation Tax Filing	Others

2012	$5,019	$5,019	-
2013	-	-	-
2014	-	-	-
2015	-	-	$2,878
2016 and thereafter	-	1,388	41,027

Total	$5,019	$6,407	$43,905

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2011 is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2009	2010	2011	2011

Amount computed by using normal Japanese statutory tax rate	¥834,140	¥1,172,215	¥1,571,935	$18,994
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	78,705	187,591	146,060	1,765
Provision for (reversal of) reserve for tax contingencies	6,707	(86,298)	(8,312)	(100)
Inhabitant tax―per capita	27,475	26,679	39,676	479
Expiration of operating loss carryforward	－	204,074	616,400	7,448
Change in valuation allowance*	38,046	(390,874)	(1,458,455)	(17,623)
Enterprise tax ―not based on income	55,083	56,181	61,085	738
Other—net	(37,445)	(37,475)	(12,692)	(153)

Income tax expense as reported	¥1,002,711	¥1,132,093	¥955,697	$11,548

*Change in valuation allowance for the year ended March 31, 2011 included the release of the valuation allowance for the deferred tax assets of operating loss carryforward as of March 31, 2010, that were utilized during the year, which amounted to ¥131,319 thousand ($1,587 thousand). The amount also included the effect of the acquisition of IIJ-Global, which amounted to ¥308,197 thousand ($3,724 thousand).

In September 2006, IIJ America filed an application with the Internal Revenue Service (“IRS”) for the Bilateral Advance Pricing Agreement Request (“BAPA”), relating to the terms of transactions with IIJ and the use of tax operating loss carryforwards in its taxation. IIJ America used to reserve for tax contingencies related to the denial of the past use of tax operating loss carryforwards.

The Company adopted FASB interpretation No.48 effective April 1, 2007 and identified liabilities for uncertain tax positions related to the aforementioned denial of the past use of tax operating loss carryforwards.

In the year ended March 31, 2010, the unrecognized tax benefit of ¥65,811 thousand was reversed as a result of a lapse of the applicable statute of limitations.

In April 2010, the IRS and National Tax Agency Japan (“NTA”) reached a tentative settlement of the BAPA covering the intercompany transactions between IIJ and IIJ America. IIJ America identified liabilities for uncertain tax positions of ¥9,391 thousand ($113 thousand), which is based on the difference between the actual transaction amounts among IIJ and IIJ America and the amount to be adjusted pursuant to the terms of  the settlement of the BAPA.

In June 2010, the IRS and NTA finally reached a settlement of the BAPA.

In the year ended March 31, 2011, the unrecognized tax benefit of ¥9,391 thousand ($113 thousand) was reversed as a result of a settlement of the difference between the actual transaction and the terms of the
BAPA.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2010	2011	2011

Balance at April 1	¥65,811	¥9,391	$ 113
Increases related to positions taken on items from current year	7,656	－	－
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(65,811)	－	－
Decrease due to the adjustment of the difference between the actual transaction and the terms of the BAPA	－	(8,951)	(108)
Translation adjustment	1,735	(440)	(5)
Balance at March 31	¥9,391	－	－

The Company does not reasonably expect that the unrecognized tax benefit will change significantly within the next twelve months.

The Company has open tax years subject to examination from the year ended March 31, 2003 in Japan and from the year ended December 31, 2005 in the United States of America.

13.	RETIREMENT AND PENSION PLANS

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

Because the current tax-qualified benefit pension plan system will terminate in March 2012, effective March 31, 2009, IIJ amended the defined benefit pension plan. IIJ transferred 71% of the current benefit pension plan into a new defined benefit pension plan and the remaining 29% of the current benefit pension plan into a defined contribution plan. This plan amendment reduced projected benefit obligation by ¥337,845 thousand, accumulated benefit obligation by ¥199,234 thousand  and plan assets by ¥140,103 thousand which reflects the benefits obligation transferred to the defined contribution plan. As a result of the plan amendment, a curtailment and partial settlement occurred, and ¥126,715 thousand of gain was recorded for the year ended March 31, 2009.

Effective March 31, 2010, IIJ-Tech and IIJ-FS amended their unfunded severance benefits plans to participate in IIJ’s pension plans. IIJ-Tech and IIJ-FS transferred 50% of the unfunded severance benefit plans into the defined benefit pension plan and 20% of the unfunded severance benefits plans into the defined contribution plan. This plan amendment reduced projected benefit obligation by ¥193,158 thousand and the accumulated benefit obligation by ¥109,885 thousand which reflects the benefits obligation transferred to the defined contribution plan. As a result of the plan amendment, a curtailment and partial settlement occurred, and ¥30,234 thousand of gain was recorded for the year ended March 31, 2010. IIJ-Tech and IIJ-FS were merged with IIJ on April 1, 2010.

The following information regarding net periodic pension cost and accrued pension cost also includes the unfunded severance benefit plans.  Under the severance and defined benefit pension plans, all of IIJ and IIJ-Global’s employees are entitled, upon retirement with 20 years or more service, to a 10-year period of annuity payments from age 60 (or lump-sum severance indemnities) based on the rate of pay at the time of retirement, length of service and certain other factors.  IIJ and IIJ-Global's employees who do not meet these conditions are entitled to lump-sum severance indemnities.

As stipulated by the Japanese Welfare Pension Insurance Law, the Multi-Employer Plan is composed of a substitutional portion of Japanese Pension Insurance and a multi-employers' portion of a contributory defined benefit pension plan.  The benefits for the substitutional portion are based on a standard remuneration schedule under the Welfare Pension Insurance Law and the length of participation.  The multi-employer portion of the benefits is based on the employee's length of service.  However, assets contributed by an employer including IIJ are not segregated in a separate account or restricted to provide benefits only to employees of that employer.  The net pension cost under the Multi-Employer Plan is recognized when contributions become due.

Net periodic pension cost for the years ended March 31, 2009, 2010 and 2011 included the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011

Service cost	¥372,954	¥395,920	¥421,771	$5,096
Interest cost	36,307	34,473	41,424	501
Expected return on plan assets	(26,952)	(17,128)	(26,085)	(315)
Amortization of transition obligation	402	322	369	4
Amortization of net actuarial loss	8,098	18,093	－	－
Effect of curtailment	(197,181)	(6,860)	－	－
Effect of settlement	70,466	(23,374)	－	－
Other	－	95,090	－	－

Net periodic pension cost	¥264,094	¥496,536	¥437,479	$5,286

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011

Net actuarial loss (gain)	¥250,029	¥(118,967)	¥3,324	$40
Amortization of net actuarial loss in net periodic pension cost	(8,098)	(18,093)	－	－
Amortization of transition obligation in net periodic pension cost	(402)	(322)	(369)	(4)
Effect of curtailment	(561)	(76,413)	－	－
Effect of settlement	(70,466)	(11,988)	－	－
Other	－	(95,090)	(6,316)	(77)

Amounts recognized in other comprehensive income	¥170,502	¥(320,873)	¥(3,361)	$(41)

Total net periodic pension cost and amounts recognized in other comprehensive income	¥434,596	¥175,663	¥434,118	$5,245

The change in benefit obligation and plan assets for the years ended March 31, 2010 and 2011 and the amounts recognized in the consolidated balance sheets as of March 31, 2010 and 2011 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2010	2011	2011

Change in benefit obligation:
Benefit obligation at beginning of year	¥2,189,092	¥2,345,527	$28,341
Service cost	395,920	421,771	5,096
Interest cost	34,473	41,424	501
Actuarial loss (gain)	(47,788)	(32,318)	(390)
Benefit paid	(33,012)	(31,686)	(383)
Effect of curtailment	(83,273)	－	－
Effect of settlement	(109,885)	－	－

Benefit obligation at end of year	2,345,527	2,744,718	33,165

Change in plan assets:
Fair value of plan assets at beginning of year	1,070,521	1,242,144	15,009
Actual return on plan assets	88,307	(9,558)	(115)
Employer contribution	100,714	209,995	2,537
Benefits paid	(17,398)	(16,994)	(205)

Fair value of plan assets at end of year	1,242,144	1,425,587	17,226

Funded status at end of year	¥(1,103,383)	¥(1,319,131)	$(15,939)

        Amounts recognized in the consolidated balance sheets as of March 31, 2010 and 2011 consist of:

	Thousands of Yen		Thousands of U.S. Dollars
	2010	2011	2011

Accrued retirement and pension costs―current	¥(14,539)	－	－
Accrued retirement and pension costs―non current	(1,088,844)	¥(1,319,131)	$15,939

Net amount recognized	¥(1,103,383)	¥(1,319,131)	$15,939

The accumulated benefit obligation for the Company’s defined benefit pension plans as of March 31, 2010 and 2011 was ¥1,359,952 thousand and ¥1,699,740 thousand ($20,538 thousand), respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥2,345,527 thousand and ¥1,242,144 thousand at March 31, 2010 and ¥2,744,718 thousand ($33,165 thousand) and ¥1,425,587 thousand ($17,226 thousand) at March 31, 2011, respectively. The aggregate accumulated benefit obligations of plans with no plan assets were ¥447,507 thousand and ¥57,280 thousand ($692 thousand) at March 31, 2010 and 2011, respectively.

Amounts recognized in accumulated other comprehensive income at March 31, 2010 and 2011 consist of:

	Thousands of Yen		Thousands of U.S. Dollars
	2010	2011	2011

Net actuarial loss	¥163,518	¥160,526	$1,940
Obligation at transition	2,211	1,842	22
Total	¥165,729	¥162,368	$1,962

The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 14 years and 21 years, respectively.

The estimated net actuarial loss and obligation at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in the fiscal year ending March 31, 2012 are zero and ¥369 thousand ($4 thousand), respectively.

Actuarial assumptions as of March 31:

	Benefit Obligations		Net Periodic Costs
	2010	2011	2009	2010	2011

Discount rate	1.8%	1.8%	1.8%	1.6%	1.8%
Expected long-term rate of return on plan assets			2.3	1.6	2.1
Rate of increase in compensation	3.5	3.4	3.6	3.5	3.5

The Company sets the discount rate assumption annually at March 31 to reflect the market yield of Japanese Government Bonds matched against the average remaining service period of employees.

The basis for determining the long-term rate of returns is a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Year Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2012	¥58,650	$708
2013	74,218	897
2014	88,129	1,065
2015	87,468	1,057
2016	98,648	1,192
2017－2021	935,372	11,302

Total	¥1,342,485	$16,221

Contributions due and paid during the years ended March 31, 2009, 2010 and 2011 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥758,642 thousand, ¥840,208 thousand and
¥943,001 thousand ($11,394 thousand), respectively.
The Company expects to contribute ¥209,995 thousand ($2,537 thousand) to its defined benefit pension plan in the year ending March 31, 2012.

The Company’s defined contribution plan, which was established on April 1, 2009, covers substantially all its employees. The Company contributes monthly 1.6% of its employees’ base salaries to the plan. No employee contributions to the plan are allowed. Contributions to the plan were ¥45,018 thousand and ¥99,068 thousand ($1,197 thousand) for the years ended March 31, 2010 and 2011, respectively.

The Company's funding policies with respect to the noncontributory plan are generally to contribute amounts considered tax deductible under applicable income tax regulations.  Plan assets including life insurance pooled investment portfolios consist of Japanese Government bonds, other debt securities and marketable equity securities.
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

The plan is permitted to use derivative instruments only for the purpose of hedging. Both margin trading and real-estate investment are prohibited in principle.

The Company mitigates the credit risk of investments by establishing guidelines with the insurance company. These guidelines are monitored periodically by the Company for compliance.

The projected allocation of the plan assets managed by the insurance company is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 63.0%, 35.0%, and 2.0% of the plan assets excluding pooled investment portfolios will be allocated to debt securities, equity securities and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. Fifty percent of the employer’s contribution to the plan during the year ending March 31, 2012 will be allocated to life insurance pooled investment portfolios and other 50% will be allocated to the aforementioned investments.

         The following table summarizes the basis used to measure the Company’s pension plan assets at fair value:

Level 1―	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2―	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3―	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

	Thousands of Yen
				Total
Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2010	Level 1	Level 2	Level 3	2010

Equity securities:
Japanese equity	¥177,008	-	-	¥177,008
U.S. equity	40,139	-	-	40,139
Other equity―developed countries	33,202	-	-	33,202
Total equity securities	250,349	-	-	250,349

Debt securities:
Japanese government and municipalities	-	¥298,707	-	298,707
Japanese corporate bonds―investment grade	-	46,076	-	46,076
U.S. government	-	32,719	-	32,719
Other government―developed countries	-	80,948	-	80,948
Residential mortgage-backed	-	14,323	-	14,323
Total debt securities	-	472,773	-	472,773

Other financial instruments*	-	476,719	-	476,719

Cash	42,303	-	-	42,303

Total assets at fair value	¥292,652	¥949,492	-	¥1,242,144

	Thousands of Yen
				Total
Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2011	Level 1	Level 2	Level 3	2011

Equity securities:
Japanese equity	¥192,960	-	-	¥192,960
U.S. equity	47,024	-	-	47,024
Other equity― developed countries	39,212	-	-	39,212
Total equity securities	279,196	-	-	279,196

Debt securities:
Japanese government and municipalities	-	¥ 290,931	-	290,931
Japanese corporate bonds―investment grade	-	73,839	-	73,839
U.S. government	-	48,881	-	48,881
Other government―developed countries	-	75,731	-	75,731
Residential mortgage-backed	-	13,084	-	13,084
Total debt securities	-	502,466	-	502,466

Other financial instruments*	-	587,094	-	587,094

Cash	56,831	-	-	56,831

Total assets at fair value	¥336,027	¥1,089,560	-	¥1,425,587

	Thousands of U.S. Dollars
				Total
Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2011	Level 1	Level 2	Level 3	2011

Equity securities:
Japanese equity	$2,332	-	-	$2,332
U.S. equity	568	-	-	568
Other equity―developed countries	474	-	-	474
Total equity securities	3,374	-	-	3,374

Debt securities:
Japanese government and municipalities	-	$3,515	-	3,515
Japanese corporate bonds―investment grade	-	892	-	892
U.S. government	-	591	-	591
Other government―developed countries	-	915	-	915
Residential mortgage-backed	-	158	-	158
Total debt securities	-	6,071	-	6,071

Other financial instruments*	-	7,094	-	7,094

Cash	687	-	-	687

Total assets at fair value	$4,061	$13,165	-	$17,226

* Other financial instruments are life insurance pooled investment portfolios.

Pension plan assets classified as Level 1 are comprised principally of equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Pension plan assets classified as Level 2 are comprised principally of government bonds, corporate bonds and life insurance pooled investment portfolios which are valued based on quoted prices obtained from well-established third-party. The bonds are traded in less active markets and the fair values are based on the price a dealer would pay for the bonds.

The amount of retirement benefits for retiring directors and company auditors must be approved by the shareholders. The Company has retirement plans for full-time company auditors and retirement plans for full-time directors. The Company recorded a liability for retirement benefit for full-time directors and company auditors of ¥213,210 thousand and ¥247,919 thousand ($2,996 thousand), which would be required if they were all to retire at March 31, 2010 and 2011, respectively.

The retirement benefits paid to retired directors and company auditors were ¥3,780 thousand, ¥122,230 thousand and ¥20,030 thousand, ($242 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively.

14.	SHAREHOLDERS' EQUITY

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

At the 14th Ordinary General Shareholders Meeting held on June 28, 2006, IIJ’s shareholders approved the reductions of additional paid-in capital of ¥21,980,395 thousand and common stock of ¥2,539,222 thousand to eliminate the accumulated deficit for the purpose of reporting under the Companies Act in its non-consolidated financial statements. The effective date was August 4, 2006.

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

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in IIJ’s general books of account prepared using accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings shown in IIJ’s general books of account amounted to ¥12,845,695 thousand ($155,216 thousand) at March 31, 2011.

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

On June 26, 2009, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2009 of ¥1,000 per share or in the aggregate amount of ¥202,544 thousand.

On November 13, 2009, the Board of Directors of IIJ resolved the payment of cash dividend to shareholders of record at September 30, 2009 of ¥1,000 per share or in the aggregate amount of ¥202,544 thousand.

On June 25, 2010, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2010 of ¥1,250 per share or in the aggregate amount of ¥253,180 thousand ($3,059 thousand).

On November 15, 2010, the Board of Directors of IIJ resolved the payment of cash dividend to shareholders of record at September 30, 2010 of ¥1,250 per share or in the aggregate amount of ¥253,355 thousand ($3,061 thousand).

Stock Option Plans—In May 2000, IIJ granted a total of 295 options to 34 directors and employees.  The options vested fully on April 8, 2002 and were exercisable for eight years from that date.  In August 2001, IIJ granted 395 options to 44 directors and employees.  The options became fully vested on June 28, 2003 and are exercisable for eight years from that date.  No options are available for additional grant as of March 31, 2011.  No compensation expense has been recognized in the consolidated statements of income pursuant to APB No. 25, because the exercise price was greater than the market price on the date of grant.

The following table summarizes the transactions of IIJ's stock option plans for the year ended March 31, 2011:

			Thousands of Yen
	Number of Options	Number of Shares	Weighted Average Exercise Price per Common Shares

Unexercised options outstanding—March 31, 2010	500	2,500	¥1,011
Options granted	-	-	-
Options exercised	-	-	-
Options forfeited	205	1,025	1,985

Unexercised options outstanding—March 31, 2011	295	1,475	334

Due to the effect of the stock split in October 2005, grantees of options can purchase five shares by exercising one option.

Summarized information about stock options outstanding as of March 31, 2011 is as follows:

Outstanding		Exercisable
Exercise Price (Thousands of Yen)	Number of Shares Underlying Options	Remaining Life (in Months)	Number of Shares Underlying Options	Total Intrinsic Value (Thousands of Yen)

¥334	1,475	3	1,475	-

15.	OTHER COMPREHENSIVE INCOME

The changes in each component of other comprehensive income (loss) for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Thousands of Yen
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Year ended March 31, 2009:
Foreign currency translation adjustments	¥(80,588)	-	¥(80,588)
Unrealized holding gain (loss) on securities:
Amount arising during the period	(354,330)	¥145,275	(209,055)
Less: Reclassification adjustments for losses included in net income	165,884	(68,012)	97,872
Increase in deferred tax asset valuation allowance*	-	(77,263)	(77,263)
Net unrealized holding gain (loss) during the period	(188,446)	-	(188,446)
Defined benefit pension plans:
Amount arising during the period	(250,029)	30,502	(219,527)
Less: Reclassification adjustments for losses included in net income	8,500	(2,295)	6,205
Less: Reclassification adjustments on effect of curtailment and settlement	71,027	-	71,027
Net defined benefit pension plans	(170,502)	28,207	(142,295)

Other comprehensive income (loss)	¥(439,536)	¥28,207	¥(411,329)

Year ended March 31, 2010:
Foreign currency translation adjustments	¥2,739	-	¥2,739
Unrealized holding gain (loss) on securities:
Amount arising during the period	243,390	¥(99,789)	143,601
Less: Reclassification adjustments for gains included in net income	(29,217)	11,979	(17,238)
Release of deferred tax asset valuation allowance*	-	87,810	87,810
Net unrealized holding gain (loss) during the period	214,173	-	214,173
Defined benefit pension plans:
Amount arising during the period	118,967	(8,572)	110,395
Less: Reclassification adjustments for losses included in net income	18,415	(3,402)	15,013
Less: Reclassification adjustments on effect of curtailment and settlement	88,401	(36,331)	52,070
Less: Other	95,090	-	95,090
Net defined benefit pension plans	320,873	(48,305)	272,568

Other comprehensive income (loss)	¥537,785	¥(48,305)	¥489,480

	Thousands of Yen
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Year ended March 31, 2011:
Foreign currency translation adjustments	¥(43,435)	-	¥(43,435)
Unrealized holding gain (loss) on securities:
Amount arising during the period	(53,702)	¥22,018	(31,684)
Less: Reclassification adjustments for gains included in net income	(77,570)	31,803	(45,767)
Recognition of tax expense	-	(167,634)	(167,634)
Net unrealized holding gain (loss) during the period	(131,272)	(113,813)	(245,085)
Defined benefit pension plans:
Amount arising during the period	(3,324)	1,363	(1,961)
Less: Reclassification adjustments for losses included in net income	6,685	(2,741)	3,944
Release of deferred tax asset valuation allowance	-	32,634	32,634
Net defined benefit pension plans	3,361	31,256	34,617

Other comprehensive loss	¥(171,346)	¥(82,557)	¥(253,903)

	Thousands of U.S. Dollars
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Year ended March 31, 2011:
Foreign currency translation adjustments	$(525)	-	$(525)
Unrealized holding gain (loss) on securities:
Amount arising during the period	(649)	$266	(383)
Less: Reclassification adjustments for gains included in net income	(937)	384	(553)
Recognition of tax expense	-	(2,026)	(2,026)
Net unrealized holding gain (loss) during the period	(1,586)	(1,376)	(2,962)
Defined benefit pension plans:
Amount arising during the period	(40)	16	(24)
Less: Reclassification adjustments for losses included in net income	81	(33)	48
Release of deferred tax asset valuation allowance	-	395	394
Net defined benefit pension plans	41	378	418

Other comprehensive loss	$(2,070)	$(998)	$(3,068)

* The release of (increase in) the deferred tax asset valuation allowance has resulted from unrealized gains (losses) on available-for-sale securities.

The components of accumulated other comprehensive income (loss) at March 31, 2010 and 2011 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2010	2011	2011

Foreign currency translation adjustments	¥(81,189)	¥(124,624)	$(1,506)
Unrealized holding gain on securities	381,036	135,951	1,643
Defined benefit pension plans	(131,078)	(96,461)	(1,166)

Total	¥168,769	¥(85,134)	$(1,029)

16.	BASIC AND DILUTED NET INCOME PER COMMON SHARE

Basic and diluted net income attributable to Internet Initiative Japan Inc. per common share computation for three years ended March 31, 2009, 2010 and 2011 is as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Numerator―
Net income attributable to Internet Initiative Japan Inc.―basic and diluted	¥1,419,304	¥2,234,138	¥3,203,368	$38,707

	Number of Shares
	2009	2010	2011
Denominator:
Weighted-average common shares outstanding―basic	205,165	202,544	202,644
Dilutive effect of stock options	30
Weighted-average common shares outstanding―diluted	205,195	202,544	202,644

	Yen			U.S. Dollars
	2009	2010	2011	2011

Basic net income attributable to Internet Initiative Japan Inc. per common share	¥6,918	¥11,030	¥15,808	$191

Diluted net income attributable to Internet Initiative Japan Inc. per common share	¥6,917	¥11,030	¥15,808	$191

For the years ended March 31, 2009, 2010 and 2011, potentially dilutive shares have been excluded from the computation of diluted net income attributable to Internet Initiative Japan Inc. because the exercise prices of the options were greater than the average market price of the common shares.

Diluted net income attributable to Internet Initiative Japan Inc. per share does not include the effects of the following potential common shares:

	Year Ended March 31
	2009	2010	2011

Shares issuable under stock options	950	2,500	1,475

17.	COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in normal claims and other legal proceedings in the ordinary course of business. Except as noted below, the Company is not involved in any litigation or other legal proceedings that, if determined adversely to us, the Company believe would individually or in the aggregate have a material adverse effect on us or our operations.

In December 2001, a class action complaint alleging violations of the federal securities laws was filed against IIJ, naming IIJ, certain of its officers and directors and underwriters of IIJ’s initial public offering as defendants. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinated proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of IIJ’s initial public offering violated the securities laws (i) by failing to disclose in the offering's registration statement certain alleged compensation arrangements entered into with the underwriters' clients, such as undisclosed commissions or tie in agreements to purchase stock in the aftermarket, and (ii) by engaging in manipulative practices to artificially inflate the price of IIJ's stock in the aftermarket subsequent to the initial public offering. On July 15, 2002, IIJ joined in an 'omnibus' motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. On February 19, 2003, the Court ruled on the motions to dismiss. The Court granted IIJ’s motion to dismiss the claims against it under Rule 10b-5 promulgated under the Exchange Act due to the insufficiency of the allegations against IIJ.  The motions to dismiss the claims under Section 11 of the Securities Act were denied for virtually all of the defendants in the consolidated cases, including IIJ. In June 2003, IIJ conditionally approved a proposed partial settlement with the plaintiffs in this matter. IIJ, along with the settling issuer defendants, filed a motion seeking the court's preliminary approval of the settlement. The settlement would have provided, among other things, a release of IIJ and of the individual officer and director defendants for the alleged wrongful conduct in the amended complaint in exchange for a guarantee from IIJ’s insurers regarding recovery from the underwriter defendants and other non-monetary consideration from IIJ. While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The District Court directed that the litigation proceed with a number of “focus cases” rather than all of the 310 cases that had been consolidated. IIJ’s case is not one of these focus cases. On October 13, 2004, the District Court certified the focus cases as class actions in the ongoing litigation. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the District Court’s class certification decision. On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including IIJ, informed the District Court that the settlement could not be approved, because the defined settlement class, like the litigation class, could not be certified. On June 25, 2007, the District Court entered an order terminating the proposed settlement. On August 14, 2007, the plaintiffs filed their second consolidated amended complaints against the six focus cases and on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the District Court denied the motions to dismiss except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period.  The motion for class certification was withdrawn without prejudice on October 10, 2008. On February 25, 2009, liaison counsel for the plaintiffs informed the District Court that a settlement had been agreed to in principle, subject to formal approval by the parties, and preliminary and final approval by the District Court. On April 2, 2009, a stipulation and agreement of settlement among the plaintiffs, issuer defendants and underwriter defendants was submitted to the District Court for preliminary approval. This global settlement requires no financial contribution from IIJ. The District Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. The District Court granted the plaintiffs’ motion for final approval of the settlement and certified the settlement classes on October 5, 2009. The District Court determined that the global settlement is fair to the class members, approved the global settlement, and dismissed, with prejudice, the case against IIJ and its individual defendants. Notices of appeal of the opinion granting final approval have been filed. Due to the inherent uncertainties of litigation and because the settlement remains subject to appeal, the ultimate outcome of the matter is uncertain.

In addition to the foregoing, the Company is a party to other suits and claims that arise in the normal course of business. The negative adverse outcome of such suits and claims would not have a significant impact on the financial statements.

On September 1, 2010, IIJ-Global entered into a Solutions Engagement Agreement with IBM Japan Ltd,   IIJ-Global’s largest sales partner. This agreement, which establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, contains indemnification for IIJ-Global to perform services, functions, responsibilities and others in a way that were being performed by AT&T Japan.

In May 2006, January 2007 and January 2008, IIJ made agreements (three agreements in total) for investing in funds which invest in mainly unlisted stocks with an investment advisory company. IIJ committed to provide up to $5 million for each fund ($15 million in total) upon the request of the fund until June 30, 2020. IIJ has provided a total of ¥850,000 thousand ($10,271 thousand) to them as of March 31, 2011. The amounts invested in their funds were recorded as other investments in the Company’s consolidated balance sheets.

18.	FINANCIAL INSTRUMENTS

Fair Value—In the normal course of business, the Company invests in financial assets. To estimate the fair value of those financial assets, the Company used quoted market prices to the extent that they were available. Where a quoted market price is not available, the Company estimates fair value using primarily the discounted cash flow method. For certain financial assets and liabilities, such as trade receivables and trade payables, which are expected to be collected and settled within one year, the Company assumed that the carrying amount approximates fair value due to their short maturities. For guarantee deposits, which are fully refunded at the end of lease contracts, the remaining noncancelable lease terms are principally within two years and the Company assumed that the carrying amount approximates fair value. Investment for which it is not practicable to estimate fair value primarily consists of investments in a number of unaffiliated and unlisted smaller sized companies and the estimate of their fair values cannot be made without incurring excessive costs. Refundable insurance policies are carried at cash surrender value. The carrying amounts and fair value of financial instruments are summarized below:

	Thousands of Yen				Thousands of U.S. Dollars
	2010		2011		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other investments for which it is:
Practicable to estimate fair value	¥866,996	¥866,996	¥740,518	¥740,518	$8,948	$8,948
Not practicable	1,714,614	-	2,053,528	-	24,813	-
Guarantee deposits	2,003,862	2,003,862	1,889,796	1,889,796	22,835	22,835
Noncurrent refundable insurance policies (other assets)	107,081	107,081	99,627	99,627	1,204	1,204

Other investments for which it is practicable to estimate fair value are available-for-sales equity securities disclosed in Note 4.

Cash at March 31, 2010 and 2011 included U.S. dollar denominated current bank deposits of ¥296,465 thousand and ¥443,952 thousand ($5,364 thousand), respectively.

19.	FAIR VALUE MEASUREMENTS

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

Level 1―	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2―	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3―	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2011.

 Assets Measured at Fair Value on a Recurring Basis

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2010 and 2011, respectively, consistent with the fair value hierarchy provisions of  ASC Topic 820.

	Thousands of Yen
				Total
March 31, 2010	Level 1	Level 2	Level 3	2010

Assets―
Available-for-sale securities―equity securities	¥866,996	-	-	¥866,996

	Thousands of Yen
				Total
March 31, 2011	Level 1	Level 2	Level 3	2011

Assets―
Available-for-sale securities―equity securities	¥740,518	-	-	¥740,518

	Thousands of U.S. Dollars			Total
March 31, 2011	Level 1	Level 2	Level 3	2011

Assets―
Available-for-sale securities―equity securities	$8,948	-	-	$8,948

Available-for-sale securities are comprised of marketable securities, which are listed on Japan, the United States of America and Hong Kong securities market and are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Assets Measured at Fair Value on a Nonrecurring Basis

	Thousands of Yen
March 31, 2010	Level 1	Level 2	Level 3	Impairment Loss

Assets―
Non-marketable securities―equity securities	-	-	¥622,137	¥322,501

	Thousands of Yen
March 31, 2011	Level 1	Level 2	Level 3	Impairment Loss

Assets: Non-marketable securities―equity securities	-	-	¥85,892	¥166,698
Goodwill	-	-	90,162	120,282
Licenses	-	-	-	97,791
	-	-	¥176,054	¥384,771

	Thousands of U.S. Dollars
March 31, 2011	Level 1	Level 2	Level 3	Impairment Loss

Assets: Non-marketable securities―equity securities	-	-	$1,038	$2,014
Goodwill	-	-	1,089	1,453
Licenses	-	-	-	1,182
	-	-	$2,127	$4,649

In accordance with the provisions of ASC 325-20, “Cost Method Investments,” we review the carrying values of our investments when events and circumstances warrant. This review requires the comparison of the fair values of our investments to their respective carrying values.

Non-marketable equity securities with a carrying amount of ¥944,638 thousand and ¥252,590 thousand ($3,052 thousand), which were included in other investments in the balance sheets, were written down to their fair value of ¥622,137 thousand and ¥85,892 thousand ($1,038 thousand), resulting in an other-than-temporary impairment charge of ¥322,501 thousand and ¥166,698 thousand ($2,014 thousand), which were included in earnings for the years ended March 31, 2010 and 2011, respectively. All impaired non-marketable equity securities were classified as Level 3 instruments and the Company uses the unobservable inputs to these investments. The Company evaluated the fair value of these investments based on the net assets of each issuer, as the Company could not obtain other information such as future cash flows related to the issuers.

Goodwill for GDX and IIJ-FS with a carrying amount of ¥20,282 thousand ($245 thousand) and ¥190,162 thousand ($2,297 thousand), respectively, were written down to fair value of zero and ¥90,162 thousand ($1,089 thousand), resulting in impairment charge of ¥20,282 thousand ($245 thousand) and ¥100,000 thousand ($1,208 thousand), which were included in the Company’s statement of income for the year ended March 31, 2011. Because of the decision to dissolve GDX and a shrinking business of IIJ-FS, the carrying amount of the subsidiaries exceeded its fair value and the impairment losses were recognized in an amount equal to the excess of the carrying amount of goodwill over the implied fair values of goodwill. All impaired goodwill was classified as Level 3 instruments and the Company uses unobservable inputs to the goodwill. The discounted future cash flows did not support the carrying value of the goodwill, due to poor future prospects for the businesses.

As a result of the aforementioned decision of the dissolution of GDX, the licenses of GDX, which were not expected to be used, with a carrying amount of ¥97,791 thousand ($1,182 thousand) were written down to zero, resulting in impairment charge of ¥97,791 thousand ($1,182 thousand), which was included in the Company’s statement of income for the year ended March 31, 2011. The impaired licenses were classified as Level 3 instruments and the Company used the unobservable inputs to the licenses. Key inputs included future cash flows.

20.	BUSINESS SEGMENTS

The operating segments reported below are those for which segment-specific financial information is available. Accounting policies used to determine segment profit/loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP. The Company’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance.

Network service and systems integration business segment comprises revenues from network services, systems integration and equipment sales.

ATM operation business segment comprises revenues from ATM operation business.

Revenues:

	Thousands of Yen		Thousands of U.S. Dollars
	2009	2010	2011	2011

Network service and systems integration business:
Customers	¥69,707,278	¥67,799,723	¥81,901,632	$989,628
Intersegment	253,985	428,560	455,230	5,501
Total	69,961,263	68,228,283	82,356,862	995,129
ATM operation business:
Customers	23,452	206,657	516,574	6,242
Intersegment	-	-	-	-
Total	23,452	206,657	516,574	6,242

Elimination	253,985	428,560	455,230	5,501
Consolidated total	¥69,730,730	¥68,006,380	¥82,418,206	$995,870

Segment Profit or Loss:

	Thousands of Yen		Thousands of U.S. Dollars
	2009	2010	2011	2011

Operating income (loss):
Network service and systems integration business	¥3,663,040	¥4,435,207	¥4,812,926	$58,155
ATM operation business	(704,431)	(1,001,166)	(642,877)	(7,768)
Elimination	41,227	22,456	29,007	350
Consolidated total	¥2,917,382	¥3,411,585	¥4,141,042	$50,037

Segment Assets:

	Thousands of Yen		Thousands of U.S. Dollars
	2010	2011	2011

Segment assets:
Network service and systems integration business	¥51,443,501	¥69,921,379	$844,869
ATM operation business	655,123	1,551,610	18,749
Elimination	2,151	-	-
Consolidated total	¥52,096,473	¥71,472,989	$863,618

Segment assets of network service and systems integration business as of March 31, 2010 was corrected from ¥50,462,478 thousand to ¥51,443,501 thousand. Segment assets of consolidated total as of March 31, 2010 was corrected from ¥51,115,450 thousand to ¥52,096,473 thousand. See Note 8, “Goodwill and Other intangible assets.”

Other significant items:

	Thousands of Yen		Thousands of U.S. Dollars
	2009	2010	2011	2011

Depreciation and amortization:
Network service and systems integration business	¥5,417,275	¥5,287,887	¥5,777,683	$69,813
ATM operation business	13,226	18,939	38,351	463
Consolidated total	¥5,430,501	¥5,306,826	¥5,816,034	$70,276

For information regarding the goodwill and the other intangible assets impairment losses, see Note 8, “Goodwill and Other intangible assets”.

Transfers between reportable businesses are made at market-based prices. Operating income is operating revenue less costs and operating expenses.

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of the Company’s revenues for the years ended March 31, 2009, 2010 and 2011.

21.	ADVERTISING EXPENSES

Advertising expenses incurred during the years ended March 31, 2009, 2010 and 2011 related primarily to advertisements in magazines, journals and newspapers and amounted to ¥459,679 thousand, ¥467,813 thousand and ¥406,910 thousand ($4,917 thousand), respectively.

22.	RELATED PARTY TRANSACTIONS

NTT and its subsidiary own 29.4% IIJ's outstanding common shares and 29.9% of IIJ's voting shares as of March 31, 2011.

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

The amounts of balances as of March 31, 2010 and 2011 and transactions of the Company with NTT and its subsidiaries for the each of the three years in the period ended March 31, 2011, are summarized as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011

Accounts receivable	-	¥130,741	¥145,936	$1,763
Accounts payable	-	1,099,237	2,383,022	28,794
Revenues	¥1,129,160	911,622	991,465	11,980
Costs	10,689,937	11,304,222	14,949,352	180,635

As for balances and transactions with equity method investees, refer to Note 6, “Investments in Equity Method Investees.”
.

23.	SUBSEQUENT EVENTS

On June 28, 2011, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2011 of ¥1,500 ($18.12) per share or in the aggregate amount of ¥304,026 thousand ($3,674 thousand).

On June 28, 2011, IIJ's Board of Directors resolved the issuance of stock acquisition rights as stock-compensation-type stock options to IIJ's full-time directors and executive officers. Along with the introduction of stock-compensation-type stock options, the retirement plan for full-time directors was abolished on the closing of IIJ’s ordinary general meeting of shareholders held on June 28, 2011. For those directors who will continue to hold their office after the ordinary general meeting of shareholders, the payment of retirement allowance upon the abolition of the plan to such directors will be granted in consideration of their services during their term of office up to the closing of the meeting, and the payment will be made after their retirement.

* * * * * *

Index to Exhibits

1.1	Articles of Incorporation, as amended (English translation)1
1.2	Share Handling Regulations, as amended (English translation) 1
1.3	Regulations of the Board of Directors, as amended (English translation) 2
1.4	Regulations of the Board of Company Auditors, as amended (English translation)3
2.1	Bylaws of the IIJ Group Employee Shareholders’ Association (English translation)
2.2
Form of Deposit Agreement among IIJ, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt4

2.3	Bylaws of the IIJ Group Director Stock Purchase Plan (English translation) 2
4.1	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (English translation)5
4.2	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (English translation)5
4.3	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation)6
4.4	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.7
4.5	Agreement on Limited Liability, dated June 27, 2008, June 25, 2010 and June 28, 2011, between Internet Initiative Japan Inc. and outside directors and outside company auditors8
4.6	Stock Purchase Agreement, dated June 1, 2010, between Internet Initiative Japan Inc. and AT&T Japan LLC.9
4.7	Solutions Engagement Agreement, dated May 31, 2010 between Communications Services KK (changed its trade name to IIJ-Global Solutions Inc. on September 1, 2010) and IBM Japan, Ltd.9
4.8	Guaranty Letter Related to the Solutions Engagement Agreement between IBM Japan Ltd and Communications Services KK, dated June 1, 2010.9
8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
11.1	Internet Initiative Japan Code of Conduct10
12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

_____________

(1)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 29, 2009.

(2)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 28, 2010.

(3)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on August 3, 2005.

(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.

(5)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.

(6)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 11, 2006.

(7)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.

(8)
We entered into a Limitation of Liability Agreement with Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors on June 27, 2008, with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside directors on June 25, 2010 and with Mr. Junnosuke Furukawa as our outside director on June 26, 2011.

(9)
Schedules, annexes and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IIJ agrees to furnish supplementary copies of the omitted schedules, annexes and similar attachments to the SEC upon request. A list briefly describing the omitted schedules, annexes and similar attachments are contained in this exhibit.

(10)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 30, 2008.