Form 20-F
period 2012-03-31
INTERNET INITIATIVE JAPAN INC
filed 2012-07-27
CIK 1090633

As filed with the Securities and Exchange Commission on July 27, 2012
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2012
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
As of March 31, 2012, 206,478 shares of common stock were outstanding, including 7,674 shares represented by an aggregate of 3,069,600 American Depositary Shares.
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
Yes  ☑      No☐
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

•
that our investments in our subsidiaries, affiliated companies and new business and service developments may not produce the returns that we expect or may adversely affect our results of operations and financial condition.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

You should read the selected consolidated financial data below together with Item 5. “Operating and Financial Review and Prospects”, of this annual report on Form 20-F and our consolidated financial statements and the notes to our consolidated financial statements beginning on page F-1. The consolidated statement of income data and per share and American Depositary Shares (“ADS”) data below for the fiscal years ended March 31, 2008, 2009, 2010, 2011 and 2012, the consolidated balance sheet data below as of March 31, 2008, 2009, 2010, 2011 and 2012 and consolidated statements of cash flows for the fiscal years ended March 31, 2008, 2009, 2010, 2011 and 2012 under operating data below are derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm.

	As of and for the fiscal year ended March 31,
	2008	2009	2010	2011	2012	2012
	(millions of yen, except per share and ADS data)					(thousands of U.S. dollars, except per share and ADS data (1) )
Statement of Income Data:
REVENUES:
Network services:
Internet Connectivity services (corporate use)	¥12,149	¥13,142	¥13,847	¥14,005	¥14,707	178,455
Internet Connectivity services (home use)	5,430	6,538	6,854	6,525	5,717	69,378
WAN services	2,357	2,455	2,553	16,100	25,667	311,449
Outsourcing services	11,367	12,941	13,718	15,032	17,319	210,156
Total	31,303	35,076	36,972	51,662	63,410	769,438
Systems integration:
Systems construction	18,021	14,658	11,354	11,937	11,997	145,585
Systems operation and maintenance	15,993	18,989	18,717	17,507	19,472	236,278
Total	34,014	33,647	30,071	29,444	31,469	381,863
Equipment sales	1,514	985	756	796	1,112	13,490
ATM operation business	4	23	207	516	1,324	16,068
Total revenues	66,835	69,731	68,006	82,418	97,315	1,180,859

COST AND EXPENSES:
Cost of network services	26,040	29,318	30,533	41,678	49,985	606,538
Cost of systems integration	25,526	25,543	21,904	22,467	24,979	303,102
Cost of equipment sales	1,300	863	649	683	980	11,895
Cost of ATM operation business	17	422	964	1,000	1,382	16,772
Total cost	52,883	56,146	54,050	65,828	77,326	938,307
Sales and marketing	4,329	4,631	5,405	6,616	7,947	96,431
General and administrative	4,624	5,622	4,826	5,479	5,300	64,308
Research and development	240	415	313	354	389	4,717
Total cost and expenses	62,076	66,814	64,594	78,277	90,962	1,103,763
OPERATING INCOME	4,759	2,917	3,412	4,141	6,353	77,096

OTHER INCOME (EXPENSES):
Interest income	63	45	29	23	35	420
Interest expense	(438)	(408)	(306)	(268)	(299)	(3,632)
Other — net	(22)	(520)	(276)	(62)	(113)	(1,366)
Other expenses — net	(397)	(883)	(553)	(307)	(377)	(4,578)

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE (BENEFIT) AND EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	4,362	2,034	2,859	3,834	5,976	72,518
INCOME TAX EXPENSE (BENEFIT)	(861)	1,002	1,132	956	2,525	30,645
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	(143)	35	159	123	124	1,502
NET INCOME	5,080	1,067	1,886	3,001	3,575	43,375
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	97	352	348	202	66	806
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥5,177	¥1,419	¥2,234	¥3,203	¥3,641	44,181

	As of and for the fiscal year ended March 31,
	2008	2009	2010	2011	2012	2012
	(millions of yen, except per share and ADS data)					(thousands of U.S. dollars, except per share and ADS data (1) )
Per Share and ADS Data:
Basic net income attributable to IIJ per share	¥25,100	¥6,918	¥11,030	¥15,808	¥17,964	$218
Diluted net income attributable to IIJ per share	25,072	6,917	11,030	15,808	17,955	218
Basic net income attributable to IIJ per ADS equivalent	62.75	17.29	27.58	39.52	44.91	0.54
Diluted net income attributable to IIJ per ADS equivalent	62.68	17.29	27.58	39.52	44.89	0.54

Cash dividends declared per share:
Japanese Yen	¥1,750	¥2,000	¥2,250	¥2,750	¥3,250
U.S. Dollars (2)	$16.52	$19.69	$24.47	$33.22	$40.63
Basic weighted average number of shares	206,240	205,165	202,544	202,644	202,684
Diluted weighted average number of shares	206,465	205,195	202,544	202,644	202,782
Basic weighted average number of ADS equivalents (thousands)	82,496	82,066	81,018	81,058	81,074
Diluted weighted average number of ADS equivalents (thousands)	82,586	82,078	81,018	81,058	81,113

Balance Sheet Data:
Cash and cash equivalents	¥11,471	¥10,188	¥8,764	¥13,314	¥13,537	$164,262
Total assets (3)	55,703	52,301	52,096	71,473	73,493	891,800
Short-term borrowings	9,150	7,350	4,450	13,430	9,000	109,210
Long-term borrowings, including capital lease obligations:
Current portion	3,456	3,272	2,730	2,788	4,007	48,626
Noncurrent portion	4,738	4,866	3,658	3,627	6,731	81,680
Common stock	16,834	16,834	16,834	16,834	16,834	204,269
Total IIJ shareholders’ equity	24,981	25,169	27,320	29,652	32,688	396,653

Operating Data:
Capital expenditures, including capitalized leases (4)	¥6,078	¥7,006	¥5,584	¥6,752	¥10,917	$132,473

Operating margin ratio (5)	7.1%	4.2%	5.0%	5.0%	6.5%

Net cash provided by (used in):
Operating activities	¥4,538	¥8,631	¥9,621	¥12,564	¥11,659	$141,480
Investing activities	(5,444)	(3,328)	(3,788)	(13,493)	(5,954)	(72,252)
Financing activities	(1,152)	(6,573)	(7,238)	5,521	(5,464)	(66,299)

_________________
(1)
The U.S. dollar amounts represent translation of yen amounts at the rate of ¥82.41 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2012.

(2)	The dividends per share were translated into U.S. dollars at the relevant record date.

(3)	Total Assets as of March 31, 2010 has been corrected.

(4)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure can be found in the following page.

(5)	Operating income as a percentage of total revenues.

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

	For the fiscal year ended March 31,
	2008	2009	2010	2011	2012
	(millions of yen)
Capital expenditures:
Acquisition of assets by entering into capital leases	¥4,222	¥4,015	¥2,330	¥2,913	¥4,750
Purchases of property and equipment	1,856	2,991	3,254	3,839	6,167
Total capital expenditures	¥6,078	¥7,006	¥5,584	¥6,752	¥10,917

Exchange Rates

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of IIJ shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of IIJ ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥82.41 per U.S. $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2012. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

The following table presents the noon buying rates for Japanese yen per U.S. $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal year ended March 31, (1)	High	Low	Average(2)	Period-end
2008	¥124.09	¥96.88	¥113.61	¥99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.38	92.51	93.40
2011	94.68	78.74	85.02	82.76
2012	85.26	75.72	78.83	82.41

Calendar year 2012
January	¥78.13	¥76.28	¥76.96	¥76.34
February	81.10	76.11	78.47	81.10
March	83.78	80.86	82.47	82.41
April	82.62	79.81	81.25	79.81
May	80.36	78.29	79.67	78.29
June	80.52	78.21	79.32	79.81
July (through July 13, 2012)	79.95	79.20	79.56	79.20
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

The noon buying rate on July 13, 2012 was ¥79.20 per $1.00.

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

In addition to factors related to general economic conditions in Japan, we may not be able to maintain our current level of revenues and profits or achieve our expected levels of revenues and profits due to several other factors, including, but not limited to:

•
a decrease in revenues from our Internet connectivity and WAN services because of lower unit prices per bandwidth and cancellation of large accounts, due, for example, to severe price competition or a decrease in volume charge revenue due to the decrease in volume of Internet traffic,

•
a decrease in revenues from our outsourcing services if we fail to successfully differentiate our services from those of our competitors, if the service prices fall dramatically, due, for example, to severe price competition, or if we fail to provide our customers with competitive total network solutions,

•
a decrease in revenues from systems operation and maintenance if we fail to successfully differentiate our technical skills from those of our competitors, if the average revenue per project decreases, if there are cancellation or scale-down of large accounts or if the service prices fall dramatically, due, for example, to severe cost down requirement,

•
an inability to achieve anticipated revenue growth for our cloud computing services in which we have been initially investing in for facilities such as data centers, servers and other equipments if we fail to successfully differentiate our services from those of our competitors, if we have serious system troubles and interruptions with our cloud computing services that damage our credibility or cause customers to question the reliability of our services, if market prices for the services we provide fall dramatically, for example, due to severe price competition beyond expected levels, or if Japanese companies strongly stick to the current systems and fail to adopt could computing to the extent currently anticipated,

•
a decrease in systems construction revenues and lower margins if we fail to successfully differentiate our services from those of our competitors, if corporate customers put off or stop placing orders with us, if the number of systems construction projects decreases, if the average revenues for each projects decreases, or if there are trouble or problems during the systems construction phase and that systems construction becomes unprofitable or incurs a loss,

•
an increase in backbone costs due to increased volume of Internet traffic and tightened demands for leasing backbone lines, an increase in cloud computing-related costs due to increased and prospected demands for cloud computing services, and a decline in the profitability of network services and systems integration if, for example, we contract for more network capacity than we actually require or if we invest and procure more service facilities than we actually require to serve our customers,

•
an increase in expenses and investments for network and cloud computing infrastructure, research and development, back-office systems and other similar investments which we may be forced to make in the future in order to remain competitive or to seize cloud computing-related demands, or an increase in expenses relating to the leasing of additional equipment and an increase in amortization and depreciation or loss in disposal,

•
an increase in operating costs and expenses, for example, personnel related costs and expenses due to a shortage of  human resources in the market or electrical power costs due to the rise of the price of electricity or an increase in hedging costs and expenses if we change our hedging strategy to cover such price fluctuations,

•
failure to control personnel and outsourcing costs, especially in our systems integration and cloud computing services, if personnel and outsourcing costs increase, or we fail to manage personnel and outsourcing resource effectively or fail to cover outsourcing costs by raising enough revenues from systems integration and outsourced projects,

•	an increase in SG&A expenses, such as advertising expenses and office rent related expenses, in conjunction with our expected, planned or continued business expansion,

•	the recording of an impairment loss as a result of an impairment test on the intangible assets not subject to amortization and goodwill that are recorded related to any mergers and acquisitions,

•	the recording of an impairment loss on intangible assets subject to amortization such as customer relationships that are recorded in connection with any mergers and acquisitions,

•	a decline in the value and trading volume of our holding of available-for-sale securities from which we expect gains on sale,

•	impairment losses on available-for-sale securities, nonmarketable equity securities and funds,

•
a negative effect on our revenues and profits if newly established or consolidated subsidiaries cannot achieve our expected levels of revenues or manage costs and expenses in a timely and adequate manner, and

•	a negative effect on our credibility or corporate image, revenues and profits if we are unable to provide our services without interruption to customers due, for example, to shortage of power supply.

Please see Item 5, “Operating and Financial Review and Prospects” for more detailed information concerning our operations and other results.

We may not be able to compete effectively, especially against competitors with greater financial, marketing and other resources.

The major competitors of our network services are major telecommunications carriers such as NTT Communications Corporation (“NTT Communications”) and KDDI Corporation (“KDDI”). Price competition for Internet connectivity services has been severe. For outsourcing services, price competition may also increase due to the emergence of cloud computing service. This competition may adversely affect our revenues and profitability and may make it difficult for us to retain existing customers or attract new customers. The major competitors of our systems integration business are systems integrators, such as NEC Corporation, Fujitsu Limited, NTT Data Corporation and their affiliates. Our major competitors have the financial resources to reduce prices in an effort to gain market share. There is strong competition among systems integrators that may adversely affect our revenues and profitability. Even though the NTT Group, which is comprised of companies such as Nippon Telegraph and Telephone Corporation (“NTT”) and NTT Communications, is IIJ's largest shareholder, we plan to continue to operate the company separately and independently from the NTT Group, and will therefore continue to compete with the NTT Group.

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

Further, it is anticipated that cloud computing services for corporations will become widely in use in Japan in the medium term and competitors listed above may put additional business resources into the cloud computing and outsourcing business which may lead to strong competition including price competition in the near future. If we fail to successfully differentiate our services and solutions from these competitors, we may not be able to secure the market share we expect or achieve expected future revenue and profit levels, or we may not recoup our expected investments in cloud computing services, which may adversely affect our financial condition and results of operations.

Our investment in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely.

We have been investing in new businesses and developing new services in order to achieve mid- to long-term growth. Capital expenditures including capitalized leases and depreciation and amortization expenses for property and equipment are increasing along with our business expansion efforts. Capital expenditures including capitalized leases and depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2010, 2011 and 2012 were ¥5.6 billion, ¥6.8 billion and ¥10.9 billion, respectively and ¥4.9 billion, ¥5.5 billion and ¥6.5 billion, respectively. For the fiscal year ending March 31, 2013, we expect that our capital expenditures will be slightly higher compared to the previous fiscal year, reaching over ¥11.0 billion.

We are investing heavily in our cloud computing services and infrastructure. It is anticipated that the cloud computing services market in Japan will grow over the medium term. Our cloud computing services, which we started in April 2010, are growing quickly with revenues of ¥3.1 billion for the fiscal years ended March 31, 2012 compared to ¥0.6 billion for the previous fiscal year. Currently, most of our cloud computing clients are Japanese enterprise companies and for the fiscal year ended March 31, 2012, almost 40% of our cloud revenue came from social networking game clients (“SNS game clients”). As we expand our cloud computing services capabilities in order to meet increased demand, we will need to acquire more servers, network equipment and data center facilities. As of March 2012, the number of servers for our cloud computing service had reached almost 10,000 servers. To meet future demand, we are expanding our container-type Matsue Data Center. We believe we can leverage our strong client base and the engineering skills of our staff to further expand our cloud computing related services, however, if the cloud computing market does not expand as fast or as much as we expect, if the expansion of the cloud computing market does not proceed as or takes longer than expected, if we face troubles in providing cloud computing services which damage our credibility or lead customers to question the reliability of our services, if our marketing strategy for cloud computing fails, if other cloud computing service providers have superior cloud services than us, if severe price competition occurs or if we should need more human resources and incur unexpected additional costs, we may not be able to achieve the returns or benefits we expect or we may need to increase the amount of our investments, which we may not necessarily recoup, or we may need to invest more or provide additional financial support. If losses widen or if it becomes difficult to continue these services, we may record disposals of assets which may adversely affect our financial conditions and results of operations.

We plan to increase our investment in the ATM operation business in part through increasing the number of ATMs we place. If the ATM operation business does not go as planned, we may lose all or part of our investment in this business which may adversely affect our financial condition and results of operations. For more detailed risks pertaining to our ATM operation business, please refer to the risk, “Our investments in our subsidiaries and equity method investees may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

We are currently focusing and began enhancing our overseas business developments to fulfill the broad range of IT network needs of our Japanese clients operating abroad. In September 2011, IIJ Global Solutions Inc. (“IIJ-Global”) opened a representative office in Bangkok, Kingdom of Thailand and in January 2012, IIJ-Global established a 100% owned subsidiary in Shanghai, People's Republic of China named IIJ Global Solutions China Inc. ("GS China"). In addition, in April 2012, IIJ acquired the stock of Exlayer Global Inc., a holding company with five overseas subsidiaries and an experienced systems integrator and made it its consolidated subsidiary, renaming it to IIJ Exlayer Inc. ("IIJ Exlayer”). We have also launched a cloud computing service in the U.S. and are planning to launch cloud computing services in other countries to meet mainly the demands of our Japanese clients, especially our SNS game clients that are headed abroad to expand their overseas business. Although our overseas business portion is still very small, if we fail to attract customers for our global services, due, for example, failure to provide the necessary and competitive service line-ups demanded by our customers or if we fail to successfully differentiate our services from those of our competitors, we may not be able to achieve our expected levels of revenues and profits. Additionally, we may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as cultural and religious conflicts, non-compliance with expected business conduct, local regulations and taxation laws, and a lack of adequate infrastructure. Moreover, changes in local regulations, policies, taxation laws, local regulations, business or investment permit approval requirements, foreign exchange controls, or the nationalization of assets or restrictions on the repatriation of returns from foreign investments in major markets and regions may affect our operating results.

Other than the above, we will continue to invest in new businesses and service developments, or enhance our current businesses and services. However, there are no assurances to whether we can achieve the returns or benefits from those business and service developments and it may adversely affect our financial conditions and results of operations.

Our investments in our subsidiaries and equity method investees may not produce the returns we expect or may affect our results of operations and financial condition adversely.

In the past, we have invested in our group companies to expand our businesses and generate new businesses. As of June 30, 2012, we have 14 consolidated subsidiaries and four equity method investees. The financial performance of our consolidated subsidiaries affects our financial condition and results of operations directly and the financial performance of our equity method investees affects our financial condition and results of operations to our pro rata portion of our equity method investments. There can be no assurance that we will be able to maintain or enhance the value or the performance of such companies in which we have invested or may invest in the future, or that we will achieve the returns or benefits from these investments. We may consider further reorganization of our group companies and there is no guarantee that we will be able to achieve the benefits that we expect from such reorganization. We may provide additional financial support in the form of loans, guarantees, leases or additional equity investments in such companies. We may lose all or part of our investment relating to such companies if their value decreases as a result of their financial performance or if they go bankrupt. If our interests differ from those of other investors in entities over which we do not exercise control, we may not be able to enjoy synergies with the investees and it may adversely affect our financial condition and results of operations.

IIJ-Global which became our 100% owned consolidated subsidiary on September 1, 2010 by acquiring its stock from AT&T Japan LLC (“AT&T Japan”) for ¥9.2 billion mainly provides Wide Area Network (“WAN”) services to approximately 1,600 domestic corporate customers. For the fiscal year ended March 31, 2012, IIJ-Global had ¥26.1 billion in revenues and ¥2.2 billion in operating income. If IIJ-Global cannot achieve our expected levels of revenues or manage costs and expenses in a timely and adequate manner, or if IIJ-Global incurs unexpected expenses, it may adversely affect our financial condition and results of operations. Intangible assets as of March 31, 2012 related to IIJ-Global was ¥5.3 billion and if IIJ-Global cannot achieve its future expected revenue and profit, we may have an impairment loss on intangible assets which may adversely affect our financial condition and results of operations. Related to this acquisition, IIJ-Global entered into a Solutions Engagement Agreement with IBM Japan Ltd. (“IBM Japan”), IIJ-Global’s largest sales partner. This agreement, which establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, contains indemnification for IIJ-Global to perform services, functions, responsibilities and others in a way that were being performed by AT&T Japan and it may adversely affect our financial condition and results of operations and in addition, IIJ-Global and the Company may damage their relationships between IBM Japan, which may indirectly adversely affect our financial condition and results of operations.

Trust Networks Inc. (“Trust Networks”), IIJ's consolidated subsidiary which was established in July 2007, operates automated teller machines (“ATMs”) and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 15, 2012, 440 ATMs had been placed in places such as Japanese pinball shops. As of March 31, 2012, IIJ has invested a total of ¥2.6 billion in Trust Networks (79.5% share ownership), accounts receivable of ¥0.6 billion and subleases of ¥0.5 billion. The ATM operation business, which is conducted by Trust Networks, is still in the course of its business start up and for the fiscal year ended March 31, 2012, it had ¥1.3 billion of revenues and ¥0.2 billion of operating loss. If Trust Networks is not able to introduce ATMs in accordance with its plan, or does not record ATMs’ withdrawing transactions as anticipated or incurs unexpected additional costs, its business start up may take longer than planned and its losses would widen and it may not be able to achieve its future expected revenue and profit or it may become difficult to continue its business or it may become short on funds, which may adversely affect our financial conditions and results of operations. If Trust Networks becomes short on funds, there is no assurance that Trust Networks can secure funds necessary to continue its business operations. We may lose all or part of our investment related to Trust Networks if the value decreases as a result of its financial performance or if it goes bankrupt. Trust Networks plans to continuously place new ATMs and it will require future capital expenditure. If the placement of ATMs increases, our capital expenditures including capitalized leases may increase due to the leasing or purchasing of ATMs.

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

As of March 31, 2012, the total balance of our intangible assets was approximately ¥11.2 billion, of which ¥6.0 billion was intangible assets not subject to amortization such as goodwill and ¥5.2 billion was intangible assets subject to amortization such as customer relationships. The amount of our intangible assets may increase if we conduct mergers, acquisitions or investments in affiliates in the future. We conduct impairment testing annually on March 31 or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the business operations are adversely affected by factors such as significant adverse changes in their business climate and others, we may have an impairment loss as a result of an impairment test on intangible assets such as goodwill. The recognition of any impairment losses on intangible assets may result in material adverse effects on our financial condition and results of operations.

If we fail to attract and retain qualified personnel, we may not be able to achieve our expected business growth.

Our network, services, products and technologies are complex, and as a result, we depend heavily on the continued service from our engineering, research and development, and other personnel. As our business grows, we need to hire additional engineering, research and development, and other personnel. In particular, in order to continue to increase our revenues from outsourcing services and systems integration, we require more sales and engineering personnel to achieve our expectations. We are not sure that we will be able to retain or attract such personnel and control human resources costs adequately. Competition for qualified engineering, research and development personnel is intense in the IT service industry in Japan, and there are limited number of personnel with the necessary knowledge and experience we require. None of our employees are bound by any employment or noncompetition agreement. The realization of any or all of these risks may result in a failure to achieve our expected business growth.

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

Should we experience further unforeseeable incidents such as the disruption of social infrastructure or power shortages and other impacts due to inoperable or damaged nuclear power plants, our backbone network and service facilities could fail and as a result, we may suffer direct and indirect damages, which may adversely affect our financial conditions and results of operations.

If we fail to keep and manage our confidential customer information, we could be subject to lawsuits, incur expenses associated with our security systems or suffer damage to our reputation.

We keep and manage confidential information and trade secrets obtained from our customers. We exercise care in protecting the confidentiality of such obtained information and take steps to ensure the security of our network, in accordance with the law protecting personal information that came into effect in April 2005 and the requirements set by the Ministry of Internal Affairs and Communications (“MIC”), and the Ministry of Economy, Trade and Industry. However, our network, like all Information Technology systems, is vulnerable to external attack from computer viruses, hackers or other such sources. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information. If any material leak of such information were to occur, we could be subject to lawsuits for damages from our customers, incur expenses associated with repairing or upgrading our security systems and suffer damages to our reputation that could result in a severe decline in new customers as well as an increase in service cancellations. The realization of these or similar risks may have a material adverse effect on our business, financial condition and result of operations.

Business growth and a rapidly changing operating environment may strain our limited resources.

We have limited operational, administrative and financial resources, which could be inadequate to sustain the growth we want to achieve. As the number of our customers and their Internet usage increases, as traffic patterns change, as the volume of information transferred increases, and as the needs for our cloud computing-related service increases, we will need to increase expenditures for our network and other facilities, including data center facilities in the future, in order to adapt our services and to maintain and improve the quality of our services. If we are unable to manage our growth and expansion adequately, the quality of our services could deteriorate and our business may suffer. If data center facilities do not meet our expectations, the quality of our service could deteriorate and our business may suffer. We may also need to increase office rent expenditures along with our business expansion. If we are unable to prepare our network and other facilities in a timely manner to meet our customers’ demand or our business expansion, we may miss growth opportunities or may be obliged to bear higher costs to prepare our network and other facilities.

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

We recognize that it is important for us to have more business resources such as, but not limited to, human resources, client basis, application layer technology and others, in the middle-term, along with the expansion of our outsourcing business. On April 2, 2012, we acquired Exlayer Global Inc., which is a holding company with five overseas subsidiaries and made it our consolidated subsidiary. We may continuously pursue mergers and acquisition transactions to scale up our business. The merger and acquisitions transactions may not always be on good terms and conditions, they may not bear the results we expect and they may not have synergistic effect. As a result, those transactions may strain our financial resources and it may adversely affect our financial conditions and results of operations or we will not be able to have enough business resources to scale up due to failure to have profitable mergers and acquisition transactions.

Fluctuations in the stock prices of companies or losses on companies in which we have invested may adversely affect our financial condition.

We have invested in non-affiliated companies in order to further our business relationships with those companies. We have also invested in available-for-sale equity securities and in funds which invest mainly in unlisted stocks. We recorded net impairment losses of ¥0.2 billion on nonmarketable and available-for-sale equity securities in the fiscal year ended March 31, 2012. The carrying amount of nonmarketable equity securities was ¥2.0 billion, available-for-sale securities was ¥0.9 billion and funds was ¥0.1 billion as of March 31, 2012, respectively. We may acquire additional securities of non-affiliated companies or additional funds. However, these securities or funds can be impaired significantly due to changes in the financial condition of non-affiliated companies, general economic conditions in Japan or fluctuations in the Japanese stock markets. Fluctuations in the fair value of these securities or funds in which we have invested may affect our financial results. In addition, should we choose to sell all or a portion of these securities or funds, it is not certain that we will be able to do so on favorable terms.

NTT, IIJ's largest shareholder, could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of our other shareholders.

NTT and its affiliates owned 29.9% of IIJ's outstanding voting shares as of March 31, 2012. As IIJ's largest shareholder, NTT may be able to exercise substantial influence over us. As of June 27, 2012, IIJ has one outside director, Mr. Takashi Hiroi, from NTT among IIJ's 12 directors. While we intend to conduct our day-to-day operations independently of NTT and its group companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interests, which may not be in our interest or that of other shareholders.

We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.

We rely on telecommunications carriers such as NTT Communications and KDDI for a significant portion of our network backbone and Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph Telephone West Corporation (“NTT West”) and KDDI for local access lines for our customers. We procure significant portions of our network backbone and data center facilities pursuant to operating lease agreements with NTT Group, our largest provider of network infrastructure. For the fiscal year ended March 31, 2012, we have paid ¥9.6 billion for international and domestic backbone and local access line costs to NTT Group. For us to provide broadband mobile data communications as a Mobile Virtual Network Operator (“MVNO”), we depend on mobile network operators. We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.

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

IIJ began its operations in July 1993 as one of the first commercial Internet service providers (“ISP”) in Japan to offer Internet connectivity services for both enterprise and home use. With the emergence of many other commercial ISPs, price competition for Internet connectivity services became severe. Rather than falling into price competition, we strategically shifted our business model towards providing value-added total network solutions to enterprise businesses that tend to choose quality and reliability over price, by fully leveraging our engineering skills to differentiate ourselves from our competitors. Currently, our main business focuses on providing Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales as total network solutions to mainly blue-chip Japanese corporate clients and governmental organizations. The Group works closely together as a Group in providing total network solutions directly to its customers. With our expertise in Internet related technology, our business has been expanding along with our customers’ needs for more bandwidth for Internet connectivity service and for professional IT support for their network systems.

For descriptions and the history of the Group, see “Our Group Companies” in Item 4.B.

IIJ became a public company in August 1999 with IIJ's initial public offering of ADSs on the NASDAQ National Market. As IIJ conducted a 1 to 5 split of IIJ's shares of common stock on October 11, 2005, the total number of IIJ's issued shares of common stock increased to 204,300. On December 2, 2005, IIJ listed on the Mothers market of the Tokyo Stock Exchange (“TSE”). In connection with the listing, IIJ issued 12,500 new shares of common stock for an amount of ¥6.0 billion. On December 14, 2006, IIJ moved to the First Section of the TSE for IIJ's listing in Japan, without the issuance of new shares. On May 11, 2007, IIJ made IIJ Technology Inc. (“IIJ-Tech”) and Net Care, Inc. (“Netcare”) our 100% owned consolidated subsidiaries through share exchanges. In regard to this, IIJ issued 2,178 new shares of common stock and as a result, the total number of IIJ's issued shares of common stock increased to 206,478. On April 1, 2010, IIJ merged its 100% owned consolidated subsidiaries, IIJ-Tech and IIJ Financial Systems Inc. (“IIJ-FS”).

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

The Group offers a comprehensive range of Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales to our customers mainly in Japan. We believe our services provide efficient and reliable services and solutions to our customers on one of the most advanced and reliable Internet backbone networks available in Japan. Our services are based upon high-quality Internet related networking technology tailored to meet specific needs and demands of our customers.

We offer, together with other companies or independently, a variety of services to our customers, mainly corporate and governmental organizations, as total network solutions. Our primary services are our Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales. Our Internet connectivity services includes full-spec IP service with bandwidth ranging from 64 kbps up to over 10 Gbps, low-cost broadband services such as optical and/or ADSL lines which are mainly used to connect branch offices, and mobile access services. Our WAN services provide closed-network services, mainly operated by IIJ-Global. Our outsourcing services include security-related outsourcing services that protect our customer network systems from unauthorized access and secure remote connections to internal networks, network-related outsourcing services such as router rental and Virtual Private Network (“VPN”), server-related outsourcing services such as web server hosting and e-mail security service, data center-related outsourcing services and our cloud computing service IIJ GIO/Hosting Package. Our systems integration includes systems construction and systems operation and maintenance. Systems construction are tailored to meet each of our customers’ requirements, which include consulting, project planning, systems design and development of network systems, and sales of equipment and software purchased from third parties. Systems operation and maintenance revenues include system related maintenance, monitoring and other operating services and cloud computing services such as IIJ GIO/Component. We aim to be the leading supplier of total network solutions in Japan.

From April 2010, we have provided our cloud computing services under the service name “IIJ GIO.” We own infrastructures, such as servers, network equipment, virtualization software and data center facilities, for IIJ GIO and provide them to users as an IaaS platform service basically for a monthly fee. IIJ GIO consists mainly of two types, (1) IIJ GIO/Hosting Package and (2) IIJ GIO/Component. IIJ GIO/Hosting Package is a line-up of services for all-in-one non-customizable packaged cloud computing service and IIJ GIO/Component is a line-up of services for semi-customizable cloud computing service. Cloud computing service in Japan is still in its start-up phase and it is anticipated that its market in Japan will experience growth in the medium term.

We are enhancing our overseas operations primarily to fulfill the broad range of IT network related needs of our Japanese clients that are headed abroad to expand their overseas business. For instance, we began extending our cloud computing services to the United States and to China, we have opened a representative office in Bangkok, established GS China, a 100% owned subsidiary in Shanghai and acquired IIJ Exlayer, a holding company with five overseas subsidiaries and made it our consolidated subsidiary.

In addition, we conduct the ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 15, 2012, Trust Networks has placed 440 ATMs. From the fiscal year ended March 31, 2009, we have disclosed revenues and costs for the ATM operation business because the amount of losses related to this business segment became material.

Currently, we have two business segments: Network services and systems integration business segment and ATM operation business segment. Network services are comprised of Internet connectivity service for corporate use, Internet connectivity service for home use, WAN services and outsourcing services. Systems integration is comprised of systems construction, systems operation and maintenance. Network services and systems integration business segment is comprised of: Internet connectivity services for corporate and home use, WAN services, outsourcing services, systems integration and equipment sales.

The table below provides a breakdown of the total revenues and percentage by services among our services over the past three fiscal years. Most of our revenues are generated in Japan and are denominated in Japanese yen.

	For the fiscal year ended March 31, (millions of yen, except for percentage data)
	2010		2011		2012
Internet connectivity services	¥20,701	30.5%	¥20,530	24.9%	¥20,424	21.0%
WAN services	2,553	3.8	16,100	19.6	25,667	26.4
Outsourcing services	13,718	20.1	15,032	18.2	17,319	17.8
Systems construction	11,354	16.7	11,937	14.5	11,997	12.3
Systems operation and maintenance	18,717	27.5	17,507	21.2	19,472	20.0
Equipment sales	756	1.1	796	1.0	1,112	1.1
ATM operation business	207	0.3	516	0.6	1,324	1.4
Total revenues:	¥68,006	100.0%	¥82,418	100.0%	¥97,315	100.0%

 Internet Connectivity Services

We offer two categories of Internet connectivity services: Internet connectivity services for corporate use and Internet connectivity services for home use. Internet connectivity services for corporate use are based on dedicated local-line connections and high-speed wireless data connections provided by telecommunications carriers between our backbone and customers. Internet connectivity services for home use mainly require customers to connect to our points of presence (“POPs”) through the publicly-switched telephone network or variety of broadband access services, such as ADSL and optical lines as well as wireless data connection. High-speed, high-capacity last-one mile access such as dedicated access, ADSL, fiber optic, Ethernet, 3G mobile, LTE mobile and others is provided by large telecommunications carriers such as NTT East and West, NTT DoCoMo, Inc. (“NTT Docomo”) and others. A variety of choices for last-one mile access are provided to our clients independently or together with other network solution line-ups to fulfill their specific and individual needs for tailored total network solutions.

 The following table shows the number of our Internet connectivity service contracts as of the dates indicated:

	As of March 31,
	2008	2009	2010	2011	2012
Internet connectivity services (corporate use):
IP Service (-99 Mbps)	855	938	926	908	923
IP Service (100 Mbps – 999 Mbps)	201	225	254	305	344
IP Service (1 Gbps –)	70	94	125	126	132
IIJ Data Center Connectivity Service	288	298	315	305	323
IIJ FiberAccess/F and IIJ DSL/F (Broadband Services)	23,539	26,023	28,663	42,851	44,510
IIJ Mobile Service (1)	1,018	19,698	32,315	40,988	46,329
Others	1,984	1,526	1,400	1,320	1,246
Total Internet connectivity service (corporate use) contracts	27,955	48,802	63,998	86,803	93,807
Internet Connectivity services (home use) :
Under IIJ Brand	51,051	46,901	46,900	41,176	42,721
hi-ho	189,700	179,786	168,223	151,828	153,901
OEM (2)	232,515	216,725	185,544	181,324	200,569
Total Internet connectivity service (home use) contracts	473,266	443,412	400,667	374,328	397,191
_____________________
(1)	IIJ Mobile Service is the number of total contracts of mobile data communication services for corporate use.
(2)	OEM services provided to other service providers.

Internet Connectivity Services for Corporate Use

Our lineup of Internet connectivity services for corporate use includes: IP Service, IIJ Data Center Connectivity Service, IIJ FiberAccess/F and IIJ DSL/F (Broadband Services), dial-up services and IIJ Mobile service.

•
IP Service and IIJ Data Center Connectivity Service. Our IP Service and Data Center Connectivity Service is a full-scale, high-speed internet access service that connects the customer’s network to our backbone with dedicated access lines. The services are used mainly for corporate headquarters or data centers, where reliable network service is indispensable. The customer chooses the level of service it needs based upon its bandwidth requirements. We currently offer service at speeds ranging from 64 kbps to over 10 Gbps.

We believe that business customers will continue to increase their use of the Internet and increasingly rely on the Internet as a business tool: therefore, our Internet connectivity service will continue to be the foundation of our total network solutions offerings.

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

•
IIJ Mobile Service. This service provides wireless 3G and LTE Internet connectivity service for corporate customers as a MVNO. We use the wireless networks of NTT DoCoMo and EMOBILE Ltd. as last-one mile access.

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

•
Other Internet connectivity services. We offer, other than the services mentioned above, services such as IIJ ISDN/F which provides Internet access for ISDN lines, IIJ Line Management/F service that procures “FLET'S” services on behalf of customers and “LaIT” (pronounced "light") service, a brand that offers high-quality services at reasonable prices to small and medium enterprises. The main sales channels for LaIT are through direct sales via online-web sign-up or through sales partners.

Internet Connectivity Services for Home Use

We offer internet connectivity services for home use under the brand name IIJ4U, IIJmio, and hi-ho. We also offer OEM services for other network operators. For Internet connectivity services, there are a variety of different service line-ups depending on the type of local access, such as ADSL, fiber optic, WiMAX, 3G and LTE wireless data connection.

WAN Services

We offer WAN services, a closed network service mainly using dedicated lines to corporate customers. WAN services offer dedicated, reliable, secure connections that allow our customers to better control the traffic over the wide-area networks. While IIJ had been providing WAN services to its corporate customers, the WAN business became a large portion of the consolidated base business following the acquisition of IIJ Global on September 1, 2010.

Outsourcing Services

Our customers are increasingly seeking additional network-related services, in addition to Internet connectivity. We provide our customers with a broad range of outsourcing services such as security-related, network-related, server-related, data center-related and IIJ GIO/Hosting Package, a line-up of services for all-in-one non-customizable hosting package cloud computing service.

We believe that business customers will increasingly rely on outsourcing services for costs reduction, improve productivity and to rely on the outside expertise for a reliable network-related operation. Therefore, we will continue our efforts on improving our services with new features and enhancing the line-ups by creating new services with our Internet expertise on a timely manner.

Our outsourcing services include:

•
Security-related outsourcing services. We offer services that protect customers' internal network systems from unauthorized, illegal access, such as firewall services and security scan services. We also provide secure remote connections to the internal networks. We were the first ISP in Japan to provide firewall services, which we introduced in 1994.

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

•	IIJ GIO/Hosting package. IIJ GIO/Hosting Package is a line-up of services for non-customizable packaged cloud computing service.

•	Other services. Other than the above, we offer customer support and help desk solutions, IP Phone service and other services.

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

In the phase of systems design and development of network systems, we procure equipment such as servers or use IIJ GIO/Component services as a component of the system and manage application development and software programming tasks which are, depending on the size of the project, outsourced to third parties. Systems constructions are generally provided together with our network services.

In the operation and maintenance phase, by utilizing data center facilities and IIJ GIO/Component services directly linked to our network, we provide a range of operation and maintenance services, which take maximum advantage of the Internet system, network operation and management know-how of the IIJ Group companies. Rather than simply looking after the customer’s servers and equipments, we take care of the customer’s entire computing environment, as well as custom-designed monitoring systems and provide around-the-clock operation and management services. These outsourcing services enable customers to free themselves from the burden of operating the network systems, which demands professional operation and maintenance to ensure prompt and flexible responses to unexpected system problems.

We also provide our customers with basic, easy-to-order systems integration, which we refer to as IBPS, including provision of network resources such as network equipment, data storage systems, network monitoring and systems operation management, on demand and on a monthly basis, therefore enabling our customers to launch their internal network system securely and cost effectively.

Equipment Sales

In addition to the network services and systems integration, we sell third-party equipment, such as routers, iPads and other equipment to meet the one-stop needs of our customers together with our in-house developed router, the “SEIL Series.”

SEIL Series. Our high-end in-house developed router, the “SEIL Series” was first released in October 2001. As of June 2012, there are SEIL/B1, SEIL/X and SEIL/x86. With the SMF feature, which provides auto-configuration features, it enables customers to create a VPN network by simply connecting the network into SEIL WAN interface.

ATM Operation Business

The ATM operation business is conducted by our consolidated subsidiary, Trust Networks which operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 15, 2012, 440 ATMs were placed in places such as Japanese pinball shops.

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

The primary components of our network are:

•	our backbone, which includes leased lines and network equipment, such as routers,

•	POPs in major metropolitan areas in Japan,

•	Internet data centers, and

•	a network operations center (“NOC”).

Backbone

 Leased lines

Our network is anchored by our extensive Internet backbone that extends throughout Japan and to the United States. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity. As of June 30, 2012, the total capacity between Japan and the United States was 105.6Gbps.

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

The table below lists the total number of contracts comprising IIJ’s backbone network as of March 31, 2012. Each contract represents one physical line. The largest contract accounts for only approximately 4% of the total contracted amount.

Total Number of Contracts Comprising IIJ's Backbone Network

	As of March 31, 2011	As of March 31, 2012
Number of Contracts comprising the IIJ’s backbone network
NTT Group	78	92
KDDI	25	35
Others	24	25
Total	127	152

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

The table below shows our backbone cost.

Backbone Cost

	For the fiscal year ended March 31,
	2008	2009	2010	2011	2012
Backbone cost (thousand yen)	¥3,469,717	¥3,692,286	¥3,698,901	¥3,688,077	¥3,370,813

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

Points of Presence.

POPs are the main points at which our customers connect to our backbone. We provide Internet connectivity from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of June 30, 2012, we operate 24 primary POPs for dedicated access and two universal POP for nationwide dial-up access in Japan. The universal POP can be accessed from anywhere in Japan with the minimum local telephone charge.

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

Internet Data Centers.

As of June 30, 2012, we operate 19 Internet data centers in Japan, seven in Tokyo, three in Osaka, two in Yokohama, and one each in Saitama, Sapporo, Sendai, Nagoya, Kyoto, Fukuoka and Matsue. These data centers are specifically designed for application hosting, IIJ GIO services, co-location services and high capacity access to our networks. Excluding the module type data center in Matsue, they are leased mainly from NTT Communications, ITOCHU Techno-Solutions Corporation, and KDDI. The module type data center in Matsue is directly owned and operated by us.

These data centers have 24-hours-a-day, seven-days-a-week operations and security and are equipped with uninterruptible power supplies and backup generators, anti-seismic damage precautions, fire suppression equipment and other features to optimize our ability to offer high-quality services through these data centers.

The module type eco data center in Matsue is specifically designed for the use of our cloud computing service IIJ GIO which uses outside-air-cooling, the first in Japan. One of the main features of the Matsue module type data center is its cost efficiency and its short construction time of approximately two to three months, which allows it to start small and expand along with the rise in demand, unlike building type data centers where you need to build the whole capacity at once regardless of the demand. This Matsue module type data center can host up to 24 modules.

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

Our Group Companies

We offer our services directly and with our group companies. As of June 30, 2012, we had 14 consolidated subsidiaries and four equity method investees. Our group companies work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and market our services and products together as a group and offer as a group our total network solutions. The ATM operation business is conducted by Trust Networks.

The table below sets out our group companies, including our subsidiaries and equity method investees and our direct and indirect ownership of each of them as of June 30, 2012:

Company Name	Jurisdiction of Incorporation	Proportion of ownership and voting interest
Consolidated Subsidiaries:
IIJ Global Solutions Inc.	Japan	100.0%
IIJ Global Solutions China Inc.(1)	China	100.0%
Net Care, Inc.	Japan	100.0%
hi-ho Inc.	Japan	100.0%
IIJ America Inc.	U.S.A.	100.0%
IIJ Innovation Institute Inc.	Japan	100.0%
Net Chart Japan Inc.	Japan	100.0%
IIJ Exlayer Inc.	Japan	99.9%
IIJ Exlayer Europe Limited (2)	U.K.	100.0	% (3)
IIJ Exlayer GmbH (2)	Germany	100.0	% (3)
IIJ Exlayer USA LLC (2)	U.S.A.	100.0	% (3)
IIJ Exlayer Singapore Pte. Ltd (2)	Singapore	100.0	% (3)
IIJ Exlayer H.K. Limited. (2)	Hong Kong	100.0	% (3)
Trust Networks Inc.	Japan	79.5%
Equity method investees:
Stratosphere Inc.	Japan	50.0%
Trinity Inc.	Japan	33.7%
Internet Multifeed Co.	Japan	33.0%
Internet Revolution Inc.	Japan	30.0%

(1) 100% owned subsidiary of IIJ Global Solutions Inc.
(2) 100% owned subsidiary of IIJ Exlayer Inc.
(3) Our voting interest is 100.0%, while our ownership interest is 99.9%.

IIJ-Global Solutions Inc.

On September 1, 2010, IIJ acquired 100% of the equity of IIJ-Global from AT&T Japan for the amount of ¥9.2 billion. IIJ-Global is incorporated under the laws of Japan. IIJ-Global provides mainly domestic network outsourcing service businesses, such as WAN services which are mainly provided to approximately 1,600 domestic corporate customers. To fulfill the demands of our Japanese clients that are headed abroad to expand their overseas business, the Group is now enhancing its business abroad, and along with this Group overseas business strategy, IIJ-Global has opened a representative office in Bangkok and established a 100% owned subsidiary in Shanghai to offer mainly global WAN services. As of March 31, 2012, IIJ-Global had 249 employees, 12 of whom were seconded from IIJ.

Net Care, Inc.

Net Care provides a broad array of support services, from monitoring and troubleshooting to network operations, Data Center operations and an end-user help desk. As of March 31, 2012, Net Care had 305 employees, 19 of whom were seconded from IIJ.

hi-ho Inc.

hi-ho provides Internet connectivity services for home use. As of March 31, 2012, hi-ho had 28 employees, 8 of whom were seconded from IIJ.

IIJ America Inc.

IIJ-A is a U.S.-based ISP, catering mostly to U.S.-based operations of Japanese companies. As of March 31, 2012, IIJ-A had 24 employees, 4 of whom were seconded from IIJ.

IIJ Innovation Institute Inc.

IIJ Innovation Institute Inc. (“IIJ-II”) engages in research and development of basic Internet-related technology. On July 1, 2009, IIJ Research Laboratory, one of the research departments of IIJ, was transferred into IIJ-II to strengthen the Group research and development by reclassifying the Group research and development organization. As of March 31, 2012, IIJ-II had 12 employees, all of which were seconded from IIJ.

Net Chart Japan Inc.

Net Chart Japan Inc. (“NCJ”) provides network construction services that are mainly related to Local Area Networks, such as installation and configuration of equipment, wiring following network installation, and installation and operation support for applications. As of March 31, 2012, NCJ had 43 employees.

IIJ Exlayer Inc.

On April 2, 2012, IIJ acquired the stock of Exlayer Global Inc., a holding company with five overseas subsidiaries, and made Exlayer Global Inc. its consolidated subsidiary, renaming it to IIJ Exlayer (99.9% ownership). IIJ Exlayer and its five subsidiaries offer systems integration services primarily to Japanese companies operating abroad. As of April 2, 2012, IIJ Exlayer and its subsidiaries had 60 employees.

Trust Networks Inc.

Trust Networks was established in July 2007 and IIJ had invested a total of ¥2.6 billion in Trust Networks as of March 31, 2012 (79.5% ownership). Trust Networks operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 15, 2012, Trust Networks operated 440 ATMs. As of March 31, 2012, Trust Networks had 10 employees, 6 of whom were seconded from IIJ.

Stratosphere Inc.

In April 2012, IIJ and ACCESS Co., Ltd. established a joint venture company, Stratosphere Inc. (“Stratosphere”), to develop Software Defined Network (“SDN”) platform. As of June 30, 2012, Stratosphere is our equity method investee with a 50.0% ownership.

Trinity Inc.

Trinity Inc. (“Trinity”) is one of the subsidiaries of Hirata Corporation, which manages customer loyalty reward program systems. As of June 30, 2012, Trinity is our equity method investee with a 33.7% ownership.

Internet Multifeed Co.

Internet Multifeed Co. (“Multifeed”) provides the location and facilities for directly connecting high-speed Internet backbones with content servers to make distribution on the Internet more efficient. Its technology was developed jointly with the NTT Group. Multifeed operates an IX (Internet eXchange — where major ISPs exchange network traffic) named JPNAP. We account for Multifeed as an equity method investee with a 33.0% ownership. IIJ's ownership in Multifeed increased from 32.0% to 33.0% in December 2011 through the purchase of Multifeed shares from Multifeed minority shareholders.

Internet Revolution Inc.

In February 2006, IIJ and Konami Corporation established a joint venture company, i-revo, to operate comprehensive sites and IIJ invested ¥750 million. As of March 31, 2012, i-revo is our equity method investee with a 30.0% ownership.

Capital Expenditures

The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three years.

	For the fiscal year ended March 31,
	2010	2011	2012
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥5,584	¥6,752	¥10,917
_____________________
(1) Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.”

Most of our capital expenditures relate primarily to the development, expansion, improvement and maintenance of our network and service infrastructures and of our own internal back-office systems. The investments are mostly for routers, servers, network equipment, containers, other facilities necessary to offer services on our network and software.

We believe that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2013 related to our network services and systems integration business will be almost the same or slightly higher than the amount for the fiscal year ended March 31, 2012, reaching over ¥11.0 billion. There will be capital expenditures for facilities and equipments for cloud computing services and for network equipment and software which are related to the usual expansion and improvement of our existing network. In addition, there will be capital expenditures related to our ATM operation business, which is also expected to increase compared to the previous fiscal year along with the placement of new ATMs.

We recorded losses on disposal of property and equipment of ¥639 million, ¥24 million and ¥62 million for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. The loss for the fiscal year ended March 31, 2010 was large as there were disposals of certain network equipment and software for back office systems.

Seasonality

See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues, including related equipment sales revenues.”

Sales and Marketing

Our sales headquarters are located in Tokyo. In addition, we have ten branch or sales offices in Osaka, Nagoya, Fukuoka, Sapporo, Sendai, Toyama, Hiroshima, Yokohama, Toyota and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2012, we had 361 employees working in sales and marketing.

The Business Unit is divided into eight divisions and one department:

•	Enterprise Business Divisions 1, 2 and 3 focus on selling its total network solutions and work with large corporate clients, including manufacturers, retail companies and telecommunication carriers.

•	Financial Systems Business Division focuses on selling its total network solutions and work with financial institutions.

•	Government, Public & Educational Organization Business Division focuses on selling total network solutions and works with governmental institutions, and universities and other schools.

•	Regional Division focuses on developing and strengthening partnerships with customers in areas other than the Kanto-area. Sales personnel in the branch or sales offices are here in this division.

•	Business Unit Management Department focuses on management and controlling the above six divisions. It is responsible for the planning and management of sales figures, processes and other information.

•
Marketing Division focuses mainly on setting the tariff pricing for each of IIJ’s services, makes and conducts promotion plans on its products and services as well as strengthening partnerships with sales agents such as systems integrators to expand our marketing reach.

•
Solution Division focuses on developing solution services including cloud computing related solutions as well as conducting sales and integration, operation and maintenance together with each of the Enterprise Business Division, the Financial Systems Business Division, the Government, Public & Educational Organization Business Division and the Regional Division.

Customers

As of March 31, 2012, we had approximately 6,500 business and other institutional customers, approximately 1,600 business and other institutional customers of IIJ-Global, of which approximately 300 customers overlap with IIJ customers, and approximately 397 thousand individuals including individuals subscribing to OEM services. Our main customers continue to be major corporations, including ISPs.

Research and Development

Research and Development Organization

Our research and development activities are conducted by IIJ-II, other departments of IIJ and Stratosphere.

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

Other Departments of IIJ. Other departments, such as the Product Division, Network Division and Service Operation Division play an important role in the research and development of technologies to be applied to our services and solutions, collect information, evaluate new technology and conduct business expansion.

Stratosphere. IIJ and ACCESS Co., Ltd. established Stratosphere in April 2012 whose goal is to develop SDN platform software. SDN is a new technology concept that enables network virtualization and automatic operation in a cloud environment. Combining the SDN platform with virtualized machines will allow us to construct a more flexible cloud computing network than those we have today.

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

In furtherance of these objectives, our research and development efforts currently are focused on a variety of projects, including:

•	research and development of the basic technologies for cloud computing-related technology including SDN platform software,

•	research and development of methodology to construct a virtualized large-scale data center with an assembly of a small-scale data center,

•	continued research and improvement of a next generation outside-air-cooled container unit data center,

•	research of Internet traffic monitoring and management,

•	research relating to the behavior of Internet routing systems,

•	research and development of IPv6-based communication technology,

•	continued improvement of our SEIL router and SMF, systems which we developed specifically to be integrated into IIJ’s network-related services,

•	research and analysis of the characteristics of captured malware and spam mails, and their countermeasures,

•	research relating to the methodology of configuration of routers and other servers, and

•	research and development of the Distributed and Parallel Processing Platform for very large data sets

Our research and development expenses averaged less than 1.0% of total revenues for the past three consecutive years. For the fiscal years ended March 31, 2010, 2011 and 2012, our research and development expenses were ¥313 million, ¥354 million and ¥389 million, respectively, most of which was personnel expense. The level of research and development expenditures is low in relation to our total costs primarily because we do not engage in extensive research and development of new technologies and products that require large investments. Rather, as noted above, we are intensively engaged in research and development related to our ongoing business. We focus on monitoring developments in the industry and in developing new and innovative services and applications by utilizing and enhancing existing technologies and products.

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

Patents

We have applied for patent registrations in relation to our technology in Japan and the United States. As of June 2012, nine registrations had been granted, with three pending applications. The latest acquired patent is for a system to enable a function for implementing providing of a service desired by an end user to be automatically generated in a network connecting appliance, in addition to the function of centralized network management system, SMF.

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

On October 13, 2004, the District Court certified the focus cases as class actions in the ongoing litigation. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the District Court’s class certification decision. On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the Company, informed the District Court that the settlement could not be approved, because the defined settlement class, like the litigation class, could not be certified. On June 25, 2007, the District Court entered an order terminating the proposed settlement. On August 14, 2007, the plaintiffs filed their second consolidated amended complaints against the six focus cases and on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the District Court denied the motions to dismiss except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. The motion for class certification was withdrawn without prejudice on October 10, 2008. On April 2, 2009, a stipulation and agreement of settlement among the plaintiffs, issuer defendants and underwriter defendants was submitted to the District Court for preliminary approval. The District Court granted the plaintiffs’ motion for preliminary approval, and preliminarily certified the settlement, classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the District Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close the cases. Appeals of the opinion granting final approval were filed, all of which were dismissed or settled by January 2012. The case has been concluded, with a global settlement among the parties finalized, and a settlement payment on behalf of IIJ was made by our insurers.

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

D.      Property, Plants and Equipment.

Property and equipment recorded on our consolidated balance sheet as of March 31, 2011 and March 31, 2012 consisted of the following:

	As of March 31
	2011	2012	2012
	(millions of yen)		(thousands of U.S. dollars)
Data communications equipment	¥5,125	¥5,791	$70,271
Office and other equipment	940	939	11,399
Leasehold improvements	2,222	3,003	36,435
Capitalized software	12,791	15,515	188,266
Assets under capital leases, primarily data communications equipment	17,294	20,181	244,881
Total	38,372	45,429	551,252
Less accumulated depreciation and amortization	(21,891)	(25,693)	(311,772)
Property and equipment- net	¥16,481	¥19,736	$239,480

Our fixed assets consist mainly of (i) data communications equipment necessary to offer services on our network, such as routers, servers and other network equipment, which are mainly acquired under capital leases and (ii) software, such as those for back-office systems, virtualization software and others for cloud computing services, foreign exchange (“FX”) service application software and others. Most of our property and equipment are located in Japan. While we lease some floor space in office buildings in Japan and the United States under operating leases, the above-mentioned property and equipment consists of many relatively small assets and, as of March 31, 2012, we did not own any land, buildings or facilities such as factories except for the Matsue data center. The Matsue data center is directly owned and operated by us. Other than the above assets recorded on our consolidated balance sheet, we use operating lease assets such as backbone lines, local access line, office premises, and network operation centers. There are no known environmental issues that may affect our utilization of our property and equipment.

Please also see “ — Network” above and Note 7 “Property and Equipment” and Note 9 “Leases” to our consolidated financial statements included in this annual report on Form-20F.

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

Our primary sources of revenue are Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales. Internet connectivity services consist of Internet connectivity services for corporate use and Internet connectivity services for home use. For WAN services, we offer closed network services using connectivity such as Ethernet and dedicated lines, which are mainly provided by IIJ-Global. For outsourcing services, we provide services such as network security services, mail and web server hosting services, managed router services, Internet data center services and cloud computing services such as IIJ GIO/Hosting Package. For systems integration, we provide systems construction such as consulting, project planning, systems design and development of network systems to meet each of our customers’ requirements and systems operation and maintenance. IIJ GIO/Component is provided as a part of systems operation and maintenance. For equipment sales, we sell equipment as part of our provision of total network solutions.

For the fiscal year ended March 31, 2012, internet connectivity and outsourcing service continued its steady growth in response to customers’ needs for professional IT support. As for systems integration, many Japanese companies are still withholding IT investments. While we anticipate a recovery in the demand of systems integration, the timing of when demand will pick up is still uncertain due to the weak Japanese economic situation.

We entered into the ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and its network systems to provide ATM service and receives a commission for each bank withdrawal transaction when a customer uses its ATMs. As of May 15,　2012, 440 ATMs had been placed in places such as Japanese pinball shops.

Currently, we have two business segments: Network services and systems integration business and ATM operation business. Network services and systems integration business is comprised of: Internet connectivity services, WAN services, outsourcing services, Systems integration and Equipment sales.

For the fiscal year ended March 31, 2012, net revenues of network services and systems integration business and ATM operation business before elimination of intersegment revenues were ¥97.3 billion and ¥1.3 billion, respectively. Our consolidated net revenue for the fiscal year ended March 31, 2012 was ¥97.3 billion.

Substantially most of our revenues are from customers operating in Japan.

We refer to our subsidiaries and equity method investees as our group companies, and we have invested heavily in and exercise significant influence over these companies. For the fiscal year ended March 31, 2012, we consolidated nine subsidiaries —Net Care, NCJ, hi-ho, IIJ-II, IIJ-Global, GS China, Trust Networks, GDX and IIJ-A. In addition, we had five equity method investees. For descriptions and the history of our group companies, see “Our Group Companies” in Item 4.B.

For a discussion of factors affecting our future financial results, see “Item 5.D. Trend Information.”

Results of Operations

As an aid to understanding our operating results, the following tables show items from our statements of income for the periods indicated in millions of yen (or thousands of U.S. dollars) and as a percentage of total revenues. For further discussion about segment reporting, please see “Segment Information” later in this section.

	Fiscal year ended March 31,

	2010		2011		2012
	(millions of yen except for percentage data)						(thousands of U.S. dollars (1))
REVENUES:
Network services:
Internet Connectivity services (corporate use)	¥13,847	20.4%	¥14,005	17.0%	¥14,707	15.1%	$178,455
Internet Connectivity services (home use)	6,854	10.1	6,525	7.9	5,717	5.9	69,378
WAN services	2,553	3.7	16,100	19.6	25,667	26.4	311,449
Outsourcing services	13,718	20.2	15,032	18.2	17,319	17.8	210,156
Total	36,972	54.4	51,662	62.7	63,410	65.2	769,438
Systems integration:
Systems construction	11,354	16.7	11,937	14.5	11,997	12.3	145,585
Systems operation and maintenance	18,717	27.5	17,507	21.2	19,472	20.0	236,278
Total	30,071	44.2	29,444	35.7	31,469	32.3	381,863
Equipment sales	756	1.1	796	1.0	1,112	1.1	13,490
ATM operation business	207	0.3	516	0.6	1,324	1.4	16,068
Total revenues	68,006	100.0	82,418	100.0	97,315	100.0	1,180,859

COST AND EXPENSES:
Network services:
Backbone cost	3,699	5.4	3,688	4.5	3,371	3.5	40,903
Local access line cost	8,482	12.5	16,751	20.3	23,004	23.6	279,131
Other connectivity cost	328	0.5	346	0.4	351	0.4	4,259
Depreciation and amortization	3,303	4.9	3,455	4.2	3,170	3.3	38,462
Other	14,721	21.6	17,438	21.2	20,089	20.6	243,783
Total cost of network services	30,533	44.9	41,678	50.6	49,985	51.4	606,538

Cost of systems integration:
Cost of equipment sales related to systems integration	3,586	5.3	3,321	4.1	3,580	3.7	43,437
Other	18,318	26.9	19,146	23.2	21,399	22.0	259,665
Total cost of systems integration	21,904	32.2	22,467	27.3	24,979	25.7	303,102
Cost of equipment sales	649	1.0	683	0.8	980	1.0	11,895
Cost of ATM operation business	964	1.4	1,000	1.2	1,382	1.4	16,772
Total cost	54,050	79.5	65,828	79.9	77,326	79.5	938,307
Sales and marketing	5,405	7.9	6,616	8.0	7,947	8.2	96,431
General and administrative	4,826	7.1	5,479	6.7	5,300	5.4	64,308
Research and development	313	0.5	354	0.4	389	0.4	4,717
Total cost and expenses	64,594	95.0	78,277	95.0	90,962	93.5	1,103,763
OPERATING INCOME	3,412	5.0	4,141	5.0	6,353	6.5	77,096
OTHER INCOME (EXPENSES):
Interest income	29	0.0	23	0.0	35	0.0	420
Interest expense	(306)	(0.4)	(268)	(0.3)	(299)	(0.3)	(3,632)
Foreign exchange losses, net	(0)	(0.0)	(32)	(0.0)	(5)	(0.0)	(55)
Net gain (loss) on sales of other investments	49	0.1	105	0.1	(3)	(0.0)	(38)
Impairment of other investments	(343)	(0.5)	(180)	(0.2)	(160)	(0.2)	(1,937)
Other — net	18	0.0	45	0.1	55	0.1	664
Other income (expenses) — net	(553)	(0.8)	(307)	(0.3)	(377)	(0.4)	(4,578)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSEAND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	2,859	4.2	3,834	4.7	5,976	6.1	72,518
INCOME TAX EXPENSE	1,132	1.7	956	1.2	2,525	2.6	30,645
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	159	0.3	123	0.1	124	0.1	1,502
NET INCOME	1,886	2.8	3,001	3.6	3,575	3.6	43,375
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	348	0.5	202	0.3	66	0.1	806
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC	¥2,234	3.3%	¥3,203	3.9%	¥3,641	3.7%	$44,181

_________________
(1)
The U.S. dollar amounts represent translation of yen amounts at the rate of ¥82.41 = U.S.$1.00 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2012.

Year Ended March 31, 2012 Compared to the Year Ended March 31, 2011

 Total revenues

Our total revenues were ¥97.3 billion for the fiscal year ended March 31, 2012, an increase of 18.1% compared to ¥82.4 billion for the previous fiscal year due to the steady growth in recurring revenues and the full year contribution from IIJ-Global which we acquired on September 1, 2010.

Network Services revenues. Revenues from network services, which comprise our Internet connectivity services for corporate use, Internet connectivity services for home use, WAN services and outsourcing services increased by 22.7% to ¥63.4 billion for the fiscal year ended March 31, 2012 from ¥51.7 billion for the previous fiscal year.

•
Internet connectivity services for corporate use. Revenues for Internet connectivity services for corporate use depend on the number of contracts for connectivity services and customers’ bandwidth usage. For the fiscal year ended March 31, 2012, IP service revenues increased as the number of new contracts and volume charge revenues increased. As a result, revenues increased by 5.0% to ¥14.7 billion for the fiscal year ended March 31, 2012 from ¥14.0 billion for the previous fiscal year. IP connectivity service revenue increased by 3.8% to ¥9.3 billion for the fiscal year ended March 31, 2012 from ¥9.0 billion for the previous fiscal year. IIJ Mobile service increased by 15.8% to ¥2.0 billion for the fiscal year ended March 31, 2012 from ¥1.7 billion for the previous fiscal year. Broadband services increased by 3.4% to ¥3.2 billion for the fiscal year ended March 31, 2012 from ¥3.0 billion for the previous fiscal year. Although we do not expect prices of Internet connectivity services to increase significantly in the fiscal year ending March 31, 2013, we believe that customer demand for higher bandwidth and the increase in the number of contracts will continue contributing to revenue growth as the use of broadband by corporate customers expands. We will also focus on acquiring new customers as well as to increase the use bandwidth of existing customers by maintaining the quality of our services to differentiate them from those of our competitors.

•
Internet connectivity services for home use. Revenues for Internet connectivity services for home use depend on the size of our customer base and pricing. For the fiscal year ended March 31, 2012, despite the introduction of new services, for example, WiMAX and LTE services, revenues decreased by 12.4% to ¥5.7 billion from ¥6.5 billion for the previous fiscal year due to the continuous cancellation of outdated network services. Revenues from hi-ho and IIJ brand services for the fiscal year ended March 31, 2012 decreased compared to the previous fiscal year by 15.5% and 7.8%, respectively. For the fiscal year ending March 31, 2013, while we will continue to introduce new services, the decreasing trend in revenues may continue for the time being.

•
WAN services. The WAN services that we offer are closed network services using connectivity such as Ethernet and dedicated access lines, and are mainly provided by IIJ-Global and IIJ. Revenues for WAN services depend on the number of contracted lines for WAN services and the customers’ bandwidth usage. For the fiscal year ended March 31, 2012, with the full year contribution from IIJ-Global and the increase in number of new contracts from IIJ’s WAN services, revenues increased by 59.4% to ¥25.7 billion from ¥16.1 billion for the previous fiscal year.

•
Outsourcing services. For outsourcing services, we are currently offering security-related, network-related, server-related, data center-related outsourcing services and cloud computing services such as the IIJ GIO/Hosting Package. Examples of our outsourcing services include, among others, firewall service, email service, web hosting service, anti-DDoS attack protection service, internet-VPN service and router rental services, which are provided mainly to our internet connectivity customer base. Our revenues depend on our ability to cross-sell our existing outsourcing services, add new features to existing outsourcing services and introduce new services. For the fiscal year ended March 31, 2012, our outsourcing services revenues increased by 15.2% to ¥17.3 billion from ¥15.0 billion for the previous fiscal year as a result of steady usage growth of each of our outsourcing services and the continuous growth from IIJ GIO/Hosting Package. We believe that corporate customers will increasingly rely on the expanding range of our outsourcing services to enhance their productivity and to reduce costs. As a result, we expect our revenue from outsourcing services to continue to grow.

Systems integration revenues. Generally speaking, while Japanese customers, especially blue-chip companies, use ready-made network services to build their network systems, they also require customization to meet their individual needs. To meet such needs, we believe that it is important as a total network solution provider to provide systems construction services together with outsourcing services. Therefore, we have been focusing on providing systems construction to our corporate customers. Systems construction, which we provide with our IP expertise, is mainly IP-related network construction such as VPN network and IP-based server system construction such as web server and email server systems. Systems construction can be largely affected by the economic situation, as corporations will presumably reduce their IT-related investments unless such investments are deemed critical. For the fiscal year ended March 31, 2012, our revenues from systems integration, which include equipment sales related to systems integration, increased by 6.9% to ¥31.5 billion from ¥29.4 billion for the previous fiscal year. The increase was due to the increase in systems operation and maintenance revenues which increased by 11.2% compared to the previous fiscal year mainly due to the steady increase in IIJ GIO/Component. Systems construction revenues for the fiscal year ended March 31, 2012 was up 0.5% compared to the previous fiscal year. The order backlog for systems construction and equipment sales as of March 31, 2012 was ¥3.8 billion, an increase of 1.1% compared to March 31, 2011. The order backlog for systems operation and maintenance as of March 31, 2012 was ¥13.0 billion, an increase of 14.7% compared to March 31, 2011.

For the fiscal year ending March 31, 2013, while one-time revenue from systems construction is not expected to increase dramatically, we expect it to increase compared to the previous fiscal years by seizing continued demand for mid- to small sized construction projects and projects related to cloud computing services. However, systems integration revenues can also fluctuate significantly in accordance with the absence or addition of a single large order, and therefore, are accordingly difficult to forecast. For systems operation and maintenance revenues, we believe we can increase revenues compared to the previous fiscal year with the accumulation of contracts, especially contracts of our cloud computing services, IIJ GIO/Component.

Equipment sales revenues. For equipment sales, we sell third-party equipment to meet the one-stop needs of our customers. For the fiscal year ended March 31, 2012, our equipment sales increased by 39.6% to ¥1.1 billion from ¥0.8 billion for the previous fiscal year.

ATM Operation Business revenues. Our revenues from the ATM operation business were ¥1.3 billion for the fiscal year ended March 31, 2012 compared to ¥0.5 billion for the previous fiscal year. The revenue of the ATM operation business increased along with the increase in the number of serviced ATMs. Trust Networks receives a commission for each bank withdrawal transaction when customers use their serviced ATMs.

Total cost of revenues

Our total cost of revenues increased by 17.5% to ¥77.3 billion for the fiscal year ended March 31, 2012 from ¥65.8 billion for the previous fiscal year. The increase was largely due to the increase in costs related to IIJ-Global.

Cost of network services revenues. Our cost of network services revenues increased by 19.9% to ¥50.0 billion for the fiscal year ended March 31, 2012 from ¥41.7 billion for the previous fiscal year. The increase was largely due to the increase in circuit-related costs of IIJ-Global and outsourcing-related costs. The gross margin ratio for network services revenues, which is the ratio of (1) the amount obtained by subtracting cost of network services revenues from network services revenues to (2) network services revenues, increased to 21.2% for the fiscal year ended March 31, 2012 from 19.3% for the previous fiscal year.

Cost of systems integration revenues. Our cost of systems integration revenues increased by 11.2% to ¥25.0 billion for the fiscal year ended March 31, 2012 from ¥22.5 billion for the previous fiscal year mainly due to the increase in outsourcing cost and network operation related costs mostly for IIJ GIO. The gross margin ratio for systems integration revenues, which is the ratio of (1) the amount obtained by subtracting cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, decreased to 20.6% for the fiscal year ended March 31, 2012 from 23.7% for the previous fiscal year.

Cost of equipment sales. Our cost of equipment sales increased by 43.5% to ¥1.0 billion for the fiscal year ended March 31, 2012 from ¥0.7 billion for the previous fiscal year. The increase is primarily due to the increase in equipment sales revenues. The gross margin ratio for equipment sales, which is the ratio of (1) the amount obtained by subtracting cost of equipment sales from equipment sales revenues to (2) equipment sales revenues, was 11.8% for the fiscal year ended March 31, 2012 from 14.2% for the previous fiscal year.

Cost of ATM Operation Business. The cost of the ATM operation business was ¥1.4 billion for the fiscal year ended March 31, 2012 compared to ¥1.0 billion for the previous fiscal year. Gross margin was a loss of ¥58 million for the fiscal year ended March 31, 2012 compared to a loss of ¥484 million for the previous fiscal year. The cost of ATM operation business slightly increased as Trust Networks increased the number of ATMs. As of May 15, 2012, 440 ATMs had been placed.

Total costs and expenses

Total costs and expenses, which include total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased by 16.2% to ¥91.0 billion for the fiscal year ended March 31, 2012 from ¥78.3 billion for the previous fiscal year. Total costs and expenses increased largely due to the additional costs and expenses related to IIJ-Global.

Sales and marketing. Sales and marketing expenses increased by 20.1% to ¥7.9 billion for the fiscal year ended March 31, 2012 from ¥6.6 billion for the previous fiscal year. The increase was mainly due to the increase in personnel-related expenses, depreciation and amortization and advertisement expenses. Amortization of customer relationship related to IIJ-Global was ¥0.4 billion for the fiscal year ended March 31, 2012.

General and administrative. General and administrative expenses decreased by 3.3% to ¥5.3 billion for the fiscal year ended March 31, 2012 from ¥5.5 billion for the previous fiscal year. While personnel-related expense increased, rent expense decreased as a result of allocation change.

Research and development. Research and development expenses increased by 9.9% to ¥389 million for the fiscal year ended March 31, 2012 from ¥354 million for the previous fiscal year.

Operating income

As a result of the foregoing factors, operating income increased by 53.4% to ¥6.4 billion for the fiscal year ended March 31, 2012 from ¥4.1 billion for the previous fiscal year. There were full year contribution from IIJ-Global, increase in gross margin of network services revenues and the decrease in gross loss of ATM operation business.

Other income (expenses)-net

Other expenses-net of ¥0.4 billion was recorded for the fiscal year ended March 31, 2012, compared to other expense-net of ¥0.3 billion for the previous fiscal year.

Interest income. Interest income was ¥35 million for the fiscal year ended March 31, 2012, compared to ¥23 million for the previous fiscal year.

Interest expense. Interest expense, comprised of interest expense in respect of bank borrowings and capital lease obligations, amounted to ¥299 million for the fiscal year ended March 31, 2012 compared to ¥268 million for the previous fiscal year. Both interest expense in respect of bank borrowings and capital lease obligations increased as the company increased its bank borrowings in relation to the acquisition of IIJ-Global on September 2010 and increased the acquisition of assets by entering into capital leases.

Foreign exchange losses, net. Foreign exchange losses amounted to ¥5 million for the fiscal year ended March 31, 2012 compared to losses of ¥32 million for the previous fiscal year.

Net gain (loss) on sales of other investments. For the fiscal year ended March 31, 2012, we recorded net losses on sales of other investments of ¥3 million compared to net gains of ¥105 million for the previous fiscal year.

Impairment of other investments. For the fiscal year ended March 31, 2012, we recorded impairment losses of other investments of ¥160 million from nonmarketable and available-for-sale securities compared to impairment losses of ¥180 million for the previous fiscal year.

 Other-net. For the fiscal years ended March 31, 2011 and 2012, we recorded other income of ¥45 million and ¥55 million, respectively, most of which was dividend income.

Income from operations before income tax expense and equity in net income of equity method investees

We recorded income from operations before income tax expense and equity in net income of equity method investees of ¥6.0 billion for the fiscal year ended March 31, 2012 compared to ¥3.8 billion for the previous fiscal year. The increase primarily reflects the increase in operating income.

Income tax expense

For the fiscal year ended March 31, 2012, we recorded an income tax expense of ¥2.5 billion compared to income tax expense of ¥1.0 billion for the previous fiscal year.

Equity in net income of equity method investees

Equity in net income of equity method investees was ¥124 million for the fiscal year ended March 31, 2012 compared to ¥123 million for the previous fiscal year, mainly due to income of Multifeed and i-revo.

Net loss attributable to noncontrolling interests

Net loss attributable to noncontrolling interests was ¥66 million for the fiscal year ended March 31, 2012 related to Trust Networks compared to ¥202 million for the previous fiscal year.

Net income attributable to IIJ

Net income attributable to IIJ for the fiscal year ended March 31, 2012 was ¥3.6 billion compared to ¥3.2 billion for the previous fiscal year. The increase primarily reflects the increase in operating income by ¥2.2 billion compared to the previous year and the increase in income tax expense by ¥1.6 billion compared to the previous year.

Year Ended March 31, 2011 Compared to the Year Ended March 31, 2010

Total revenues

Our total revenues were ¥82.4 billion for the fiscal year ended March 31, 2011, an increase of 21.2% compared to ¥68.0 billion for the previous fiscal year due to the steadily growth of outsourcing services and the contribution from IIJ-Global of seven months’ revenue. Systems Integration was down 2.1% compared to the previous fiscal year.

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

•
Outsourcing services. For outsourcing services, we are currently offering security-related, network-related, server-related, data center-related outsourcing services and cloud computing service IIJ GIO/Hosting Package. Among many, examples of our outsourcing services are, firewall service, email service, web hosting service, anti-DDoS attack protection service, internet-VPN service, router rental services, which are provided mainly to our internet connectivity customer base. Our revenues depend on our ability to cross-sell the existing outsourcing services, add new features to existing outsourcing services and introduce new services. For the fiscal year ended March 31, 2011, our outsourcing services revenues increased by 9.6% to ¥15.0 billion for the fiscal year ended March 31, 2011 from ¥13.7 billion for the previous fiscal year as a result of steady growth from each service line-up and the additional revenues from IIJ GIO/Hosting Package which we began providing during the fiscal year ended March 31, 2011. We believe that corporate customers will increasingly rely on the expanding range of our outsourcing services to enhance their productivity and to reduce costs. As a result, we expect our revenue from outsourcing services to continue to grow.

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

For the fiscal year ending March 31, 2012, while one-time revenues from systems construction are not expected to improve dramatically, we expect to increase our revenues compared to the previous fiscal years by seizing continued demand for mid- to small sized construction projects. For systems operation and maintenance revenues, we believe we can increase revenues compared to the previous fiscal year with the accumulation of contracts, especially contracts of our cloud computing services, IIJ GIO/Component. Systems integration revenues can also fluctuate significantly in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.

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

Cost of systems integration revenues. Our cost of systems integration revenues increased by 2.6% to ¥22.5 billion for the fiscal year ended March 31, 2011 from ¥21.9 billion for the previous fiscal year mainly due to the increase in network operation related and personnel-related costs in relation to the commencement of cloud computing service IIJ GIO. The gross margin ratio in systems integration revenues, which is the ratio of (1) the amount obtained by subtracting cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, decreased to 23.7% for the fiscal year ended March 31, 2011 from 27.2% for the previous fiscal year in relation to the scale down of a large contract and the low margin project in the fourth quarter of the fiscal year ended March 31, 2011.

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

Segment Reporting

Currently, we have two business segments: Network services and systems integration business segment and ATM operation business segment. Network services and systems integration business segment is comprised of: Internet connectivity, WAN services, outsourcing services, Systems integration and Equipment sales.

The following tables present net revenues and operating income (loss) for fiscal years 2010, 2011 and 2012 by segment.

Business Segment Summary:

	For the fiscal year ended March 31,
	2010	2011	2012	2012
	(millions of yen)			(thousands of U.S. dollars)
Net revenues:
Network service and systems integration business	¥68,228	¥82,357	¥96,497	$1,170,932
ATM operation business	207	516	1,324	16,068
Elimination	429	455	506	6,141
Total	68,006	82,418	97,315	1,180,859
Operating income (loss):
Network service and systems integration business	4,435	4,813	6,631	80,469
ATM operation business	(1,001)	(643)	(194)	(2,357)
Elimination	22	29	84	1,016
Total	¥3,412	¥4,141	¥6,353	$77,096

Year Ended March 31, 2012 Compared to the Year Ended March 31, 2011

Network services and Systems Integration Business Segment

Net revenues from our network services and systems integration business segment, before elimination of intersegment revenues, increased 17.2% to ¥96.5 billion for the fiscal year ended March 31, 2012 compared to ¥82.4 billion for the previous fiscal year. The increase in revenues was mainly due to the increase in network services revenues. Operating costs and expenses of our network services and systems integration business for the fiscal year ended March 31, 2012 increased to ¥89.9 billion compared to ¥77.5 billion for the previous fiscal year, mainly due to the increases in costs of network services revenues and general and administrative expenses. As a result, operating income of our network services and systems integration business for the fiscal year ended March 31, 2012 increased to ¥6.6 billion compared to ¥4.8 billion for the previous fiscal year.

ATM Operation Business Segment

Net revenues from our ATM operation business segment, before elimination of intersegment revenues, increased by 156.3% to ¥1.3 billion for the fiscal year ended March 31, 2012 compared to ¥0.5 billion for the previous fiscal year. Operating expense of our ATM operation business for the fiscal year ended March 31, 2012 was ¥1.5 billion compared to ¥1.2 billion for the previous fiscal year. As of May 15, 2012, 440 ATMs were in place. As a result, operating loss of our ATM operation business for the fiscal year ended March 31, 2012 decreased to ¥0.2 billion compared to ¥0.6 billion for the previous fiscal year.

Year Ended March 31, 2011 Compared to the Year Ended March 31, 2010

Network services and Systems Integration Business Segment

Net revenues from our network services and systems integration business segment, before elimination of intersegment revenues, increased 20.7% to ¥82.4 billion for the fiscal year ended March 31, 2011 compared to ¥68.2 billion for the previous fiscal year. The increase in revenues was due to the increase in network service revenues. Operating expenses of our network services and systems integration business for the fiscal year ended March 31, 2011 increased to ¥77.5 billion compared to ¥63.8 billion for the previous fiscal year mainly due to the increase in costs of network services revenues and general and administrative expenses. As a result, operating income of our network services and systems integration business for the fiscal year ended March 31, 2011 increased to ¥4.8 billion compared to ¥4.4 billion for the previous fiscal year.

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

The Company has discussed the development and selection of critical accounting policies and estimates with our Disclosure Committee, and the Disclosure Committee has reviewed the disclosure relating to these, which are included in this “Operating and Financial Review and Prospects.” For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates may require adjustment.

Revenue recognition

Network service revenues consist of Internet connectivity services, WAN services and outsourcing services.

Revenues from Internet connectivity services consist of Internet connectivity services for corporate use and Internet connectivity for home use. Internet Connectivity services for corporate use represent dedicated and wireless Internet access type services, such as IP service and Data Center Connectivity service, broadband Internet connectivity services that uses fiber optic access and ADSL access, such as IIJ FiberAccess/F Service and IIJ DSL/F Service and wireless broadband Internet connectivity services, that is IIJ Mobile Service. Internet Connectivity services for home use are provided under IIJ brand such as IIJ4U and IIJmio, hi-ho brand and others, and consist of dial-up services, optical based or ADSL based broadband services and wireless broadband internet connectivity services. WAN services are a closed network services for corporate customers which mainly uses dedicated lines. Outsourcing services revenues consist principally of sales of various Internet access-related services such as security related services, network related services, server- related services, data center related services cloud computing services and others.

 The term of these contracts are generally one month or one year. All these services are billed and recognized monthly on a straight-line basis. Initial set up fees received in connection with connectivity services and outsourcing services are deferred and recognized over the estimated average period of the subscription for each service.

System integration and service arrangements involve the following deliverables:

・
System construction services ― include all or some of the following elements depending on arrangements to meet each of our customer's requirements: consulting, project planning, system design, and development of network systems. These services also include the installation of software as well as configuration and installation of hardware.

・	Software ― we resell third-party software such as Oracle and Windows to our customers, which are installed by us during the system development process.
・
Hardware ― we also resell third-party hardware, primarily servers, switches and routers, which we install during the system development process. The hardware is generic hardware that is often sold by third party manufacturers and resellers.

・	Monitoring and operating service ― we monitor our customer's network activity and internet connectivity to detect and report problems. We also provide constant data backup services.
・	Hardware and software maintenance service ― we repair or replace malfunctioning hardware parts and examine the malfunctioning software and provide suitable solutions to our customers.

The system construction services are generally delivered over a three month period. All hardware and software are delivered and installed during this period. Customers are required to pay a specified fixed fee that is not payable until after the system has been completed and accepted by our customers.

Monitoring, operating and hardware and software maintenance service generally commence once our customers have accepted the system and their contract periods are generally one to five years. Our contracts include a stated annual fee for these services.

For multiple-element arrangements that include system construction service, hardware, software essential to the hardware product’s functionality and undelivered non-software services (monitoring and operating service), the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables:  (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”) and (iii) best estimate of the selling price (“ESP”). The allocation of revenue has been based mainly on the Company’s ESPs except several undelivered non-software services for which VSOE has been established.

The Company’s process for determining its ESP for deliverables includes various factors that may vary depending on the circumstances and specific characteristics related to each deliverable. The Company considers in developing the ESP, customer demand, the existence and effect of competitors, general profit margin realized in the marketplace volume of the transactions, the Company’s internal costs of providing the deliverables, the profit objectives including targeted and historical margins realized on similar sales to similar customers and the historical pricing practices.

The method used to account for each unit and the period over which each unit of accounting is recognized are as follows:

・
Revenue allocated to system construction services is accounted for using contract accounting. System construction service revenues, which are generally completed within three months, are recognized based on the completed-contract method in compliance with Accounting Standards Codification (“ASC”) 605-35-25-92 because the Company is unable to bill customers and the title of constructed network system is not transferred to customer unless customers are satisfied with and accept the completed systems.

・
Revenue related to the hardware and software essential to the hardware product’s functionality is not recognized until customer acceptance is received because title to the hardware and software do not transfer to our customers until formal acceptance is received.

・	Revenue related to undelivered non-software services (monitoring, operating and hardware maintenance Services) is recognized on a straight-line basis over the contract period.

The Company also enters into multiple-element arrangements for system integration services that include software not essential to the hardware product’s functionality and software-related services and account for them in accordance with software guidance. The Company has been able to establish VSOE of fair value of the software-related services based on separate renewals of the services that are consistently priced within a narrow range. The Company allocates revenue to such services based on VSOE and recognizes the revenues on a straight-line basis over the contract period. The Company allocates the residual amount to the software and system construction services.

Equipment sales are recognized when equipment is delivered and accepted by the customer. The company evaluates whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned in reporting equipment sales, depending on whether the Company functions as principal or agent.

ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. ATM commission collected from each withdrawal is aggregated every months and recognized as ATM operation revenues.

Useful lives of property and equipment

Property and equipment, net recorded on our balance sheet was ¥19.7 billion at March 31, 2012, representing 26.9% of our total assets. The values of our property and equipment, including capitalized software and property and equipment under capital leases, are recorded in our financial statements at cost, and depreciation and amortization are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter. Our depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2010, 2011 and 2012 were ¥4.9 billion, ¥5.5 billion and ¥6.5 billion, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes at March 31, 2012, were as follows:

Item	Useful Lives
Data communications, office and other equipment	2 to 20 years
Leasehold improvements	3 to 20 years
Capitalized software	5 years
Capital leases	4 to 7 years

If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2010, 2011 and 2012 were ¥639 million, ¥24 million and ¥62 million, respectively. The losses for the fiscal year ended March 31, 2010 increased as there were disposal of a certain network equipment and software for back-office systems.

A one-year change in the useful life of these assets would have increased or decreased depreciation expense by approximately ¥2.7 billion and ¥1.7 billion, respectively.

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

The Company recorded ¥37 million ($449 thousand) of loss on impairment of the trademark right related to hi-ho in “Sales and marketing” expenses in the Company’s consolidated statement of income for the year ended March 31, 2012.  Because hi-ho recorded operating loss in current fiscal year and expects to record operating loss in next fiscal year, the Company recognized that the trademark might be impaired. The carrying value of the trademark exceeded its fair value and the impairment loss was recognized in an amount equal to the excess of the carrying amount of the trademark over the fair value of the trademark. The fair value of the trademark was calculated with the relief from royalty method. The amount of loss was included in the Network service and system integration business segment.

No impairment of goodwill was recognized during the year ended March 31, 2012.

Intangible assets with finite useful lives, consisting of customer relationships, are amortized using a non-straight-line basis. We estimate the useful lives of the intangible assets, considering the customer attrition rate related to the customer relationships, results of contract update, new technology or economic situation. If the attrition rate increases beyond expectation or rapid technological advance obsolesce on the existing technology, we may need to re-evaluate the remaining useful lives, or recognize impairment losses on the customer relationships. We re-evaluated the remaining useful life of a certain customer relationship due to the increase in expected attrition rate in January 2011. The estimated useful lives of customer relationships range from 6 to 19 years. The amortization method reflects the pattern of expected future economic benefit over the estimated useful lives.

On September 1, 2010, IIJ acquired a new subsidiary, IIJ-Global and recorded a customer relationship of ¥3,721 million and goodwill of ¥2,288 million through this acquisition. The customer relationship is amortized over its estimated useful life of 15 years based on the pattern of expected future economic benefit from the acquisition date, which is generally on non-straight-line basis based upon its expected future cash flows. The goodwill components were mainly the fair value of human resources and synergies and the goodwill was included in the Network service and system integration business segment. ¥5,387 million of the recorded customer relationship and goodwill are deductible for tax purposes.

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

Allowance for doubtful accounts and uncollectible contractual prepayments

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. At March 31, 2011 and 2012, we maintained allowances for doubtful accounts of ¥143 million and ¥205 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. As of March 31, 2012, we had tax operating loss carryforwards not subject to consolidation tax filing of ¥3.4 billion and tax operating loss carryforwards related to inhabitant and enterprise tax subject to consolidation tax filing of ¥0.3 billion. The tax operating loss carryforwards are available to offset future taxable income and will expire as shown in Note 12 of our consolidated financial statements. Deferred tax expense for the fiscal year ended March 31, 2012 was ¥36 million. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if there are changes in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years, a release of or an increase in valuation allowance against deferred tax assets related to tax operating loss carryforwards and other temporary differences would result in the decrease or increase in deferred tax expense.

Valuation of investments

We have investments in securities, and the valuation of such investments and funds requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As of March 31, 2012, we had available-for-sale securities of ¥0.9 billion and cost method investments of ¥2.1 billion.

We review the fair value of available for sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other-than-temporary. If the decline in value is judged to be other-than-temporary, the cost basis of the investment is written down to fair value. Other-than-temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed and events that might accelerate the recognition of impairment. The resulting realized loss is included in the consolidated statements of income in the period in which the decline is deemed to be other-than-temporary.

Non-marketable equity securities are carried at cost as fair value is not readily determinable. When we evaluate whether non-marketable equity securities are impaired or not, we evaluate first whether an event or change in circumstances has occurred in the period that may have significant adverse effect on the fair value of the securities (an impairment indicator). We use such impairment indicators as follows:

・	A significant deterioration in the earnings performance or business prospects of the investee.

・	A significant adverse change in the regulatory, economic, or technological environment of the investee.

・	A significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates.

・	A recent example of new issuance of security, in which the issue price is less than our cost.

We estimate the fair value of the non-marketable equity securities when an impairment indicator is present. The fair value is determined as a result of considering various unobservable inputs which are available to us, including expectation of future income of the investees, net asset value of the investees, and material unrealized losses to be considered in assets and liabilities held by the investees. We recognize impairment of non-marketable equity securities when the fair value is below the carrying amount and the decline in fair value is considered to be other-than-temporary.

Our unrealized loss on investments in marketable equity securities relates to Japanese companies (10 issuers) in various industries and a foreign bank listed on Hong Kong securities market. The unrealized losses on these securities were due principally to a temporary decline in the stock market. The fair value of each investment is between 0.2% and 21.3%, less than its cost. The duration of the unrealized loss position was less than 15 months. The Company evaluated the near-term prospects of the issuer and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investments to be other-than-temporarily impaired at March 31, 2012.

Losses on impairment of investments in certain marketable and nonmarketable equity securities and funds, included in other income (expenses), were recognized to reflect the decline in value considered to be other than temporary, which were ¥20 million and ¥323 million, respectively, for the year ended March 31, 2010, ¥13 million and ¥167 million, respectively, for the year ended March 31, 2011 and ¥88 million and ¥72 million, respectively, for the year ended March 31, 2012.

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

We used a discount rate of 1.5% for the projected benefit obligation as of March 31, 2012. The discount rate was determined by using the market yield of Japanese Government Bonds with a term matched against the average remaining service period of employees.

We used an expected long-term rate of return on pension plan assets of 1.9% as of March 31, 2012. To determine the expected long-term rate of return on pension plan assets, we consider a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company. The actual return on pension plan for the year ended March 31, 2012 was 1.8%.

The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plan as of March 31, 2012.

Change in Assumption	Pre-Tax PBO	Pension Expense	Equity (Net of Tax)
(millions of yen)
50 basis point increase/decrease in discount rate	(233)/258	(23)/35	14/	(21)
50 basis point increase/decrease in expected return on assets	－	(8)/8	－/(5)

Stock Based Compensation

The Company measures and records the compensation cost from stock compensation-type stock options based on fair value. The fair value of the stock option is measured on the date of grant using the Black-Scholes option-pricing model, and amortized over the requisite service period. The compensation cost is mainly included in “general and administrative expense.”

New Accounting Guidance

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-13, “Revenue Recognition: Multiple-Deliverable Revenue Arrangements,” which amends the criteria for when to evaluate individual delivered items in a multiple deliverable arrangement and the method of allocating consideration received. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2011. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements,” which provides a guidance of accounting for revenue arrangements that contain tangible products and software. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2011. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition: Milestone Method,” which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. This ASU is effective on prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010 and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2011. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations,” which clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures in business combination when comparative financial statements are presented and improves the usefulness of the pro forma revenue and earnings disclosure. This ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010  and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2011. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In April 2011, the FASB issued ASU 2011-02, “Receivables: A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring,” which clarifies the guidance about a creditor’s determination of whether a restructuring is a troubled debt restructuring. This ASU is effective for the first interim or annual period beginning on or after June 15, 2011 and the Company adopted this ASU in the second quarter beginning July 1, 2011. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In September 2011, the FASB issued ASU2011-09, “Compensation－Retirement Benefits－Multiemployer Plans: Disclosures about an Employer’s Participation in a Multiemployer Plan.”  This ASU requires that an employer provides more detailed information about employer’s involvement in multiemployer pension plans. This ASU is effective for annual periods for fiscal years ending after December 15, 2011. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement," which amends to achieve common fair value measurement and disclosure measurement in U.S. GAAP and IFRSs. This ASU is effective for the interim or annual period beginning after December 15, 2011. Early application is not permitted. The application of this ASU will not have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income: Presentation of Comprehensive Income," which improves the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The amendments require an entity to report comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12 "Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05," which defers certain aspects of ASU 2011-05 related to the presentation of reclassification adjustments. This ASU, except the deferral of the effective date for amendments to the presentation of reclassifications adjustments stipulated in ASU2011-05, is effective for the interim or annual period beginning after December 15, 2011, with early adoption permitted. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In September 2011, the FASB issued ASU 2011-08, "Intangibles－Goodwill and Other : Testing Goodwill for impairment," which provides new guidance on the annual goodwill impairment testing. This ASU allows an entity the option to first assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If based on its qualitative assessment an entity concludes it is more likely than not that fair value of a reporting unit is less than its carrying amount, quantitative impairment testing is required. However, if an entity concludes otherwise, quantitative impairment testing is not required. This ASU is effective for annual and interim goodwill impairment tests performed for annual period beginning after December 15, 2011, with early adoption permitted. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet－Disclosures about Offsetting Assets and Liabilities," which requires new disclosures about financial instruments and derivative instruments that are either offset by or subject to an enforceable master netting arrangement or similar agreement. This ASU is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

B.     Liquidity and Capital Resources.

Liquidity and Capital Requirements

Our principal capital and liquidity needs in recent years have been for capital expenditures for the development, expansion and maintenance of our network infrastructure, lease payments, payment of principal and interest on outstanding borrowings, investments in group companies and, other working capital.

Capital expenditures. Most of our capital expenditures relate primarily to the development, expansion and maintenance of our network and service infrastructures and of our internal back-office systems. The investments are mostly for routers, servers, network equipment, containers, other facilities necessary to offer services on our network and software. The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three fiscal years. Capital expenditures for the fiscal year ended March 31, 2012 were larger than the previous year mainly because there were more investments in facilities and equipments for cloud computing-related services.

	For the fiscal year ended March 31,
	2010	2011	2012
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥5,584	¥6,752	¥10,917
_________________

(1) Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.”

We believe that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2013 related to our network services and systems integration business will be slightly higher than the amount for the fiscal year ended March 31, 2012, reaching over ¥11.0 billion. There will be capital expenditures for facilities and equipment for cloud computing services and for network equipment and software which are related to the usual expansion and improvement of our existing network. In addition, there will be capital expenditures related to our ATM operation business which is also expected to increase compared to the previous fiscal year along with the placement of new ATMs.

We recorded a loss on disposal of property and equipment of ¥639 million, ¥24 million and ¥62 million for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. The losses for the fiscal years ended March 31, 2010 was large as there were disposals of certain network equipment and software for back-office systems.

Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including our domestic and international backbone as well as local access lines that our customers use to connect to our network. The leases for our domestic backbone are generally non-cancelable for a minimum one-year lease period. The leases for our international backbone connectivity for mainly two-year lease period are substantially non-cancelable. We also lease office premises, for which refundable lease deposits are capitalized as guarantee deposits, certain office equipment under non-cancelable operating leases, and its network operation centers under non cancelable operating leases which expire on various dates through the year 2020. Lease expenses related to backbone lines for the fiscal years ended March 31, 2010, 2011 and 2012, amounted to ¥3.7 billion, ¥3.7 billion and ¥3.4 billion, respectively. Lease expenses for local access lines for the fiscal years ended March 31, 2010, 2011 and 2012 amounted to ¥8.5 billion, ¥16.9 billion and ¥23.1 billion, respectively. Other lease expenses for the fiscal years ended March 31, 2010, 2011 and 2012, amounted to ¥8.2 billion, ¥6.4 billion and ¥5.9 billion, respectively.

We conduct our connectivity and other services, including cloud computing services by using data communications and other equipment leased under capital lease arrangements. For our ATM operation business, we expect to continuously place new ATMs which are acquired by leasing transactions for the time being, therefore lease payments for ATMs will increase along with placement of new ATMs.

The Company sold ATM equipments procured from a third party vendor, which amounted to ¥256 million and ¥367 million, to the leasing company for the years ended March 31, 2011 and 2012 and concurrently entered into an capital lease arrangement to lease the equipment back which resulted in total lease payments of ¥277 million due by February 2016 and ¥399 million due by December 2016, related to the lease contracts made in the year ended March 31, 2011 and 2012, respectively.

The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥17.3 billion and ¥11.3 billion at March 31, 2011 and ¥20.2 billion and ¥12.8 billion at March 31, 2012, respectively.

As of March 31, 2012, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payment due by period
		(millions of yen)
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years		More than 5 years
Connectivity lines operating leases	¥229	¥151	¥78	¥	―	¥	―
Other operating leases	4,466	2,458	1,121		766		121
Capital leases	8,006	3,143	4,195		667		1
Total minimum lease payments (1)	¥12,701	¥5,752	¥5,394		¥1,433		¥122
_________________
(1)	See Note 9 “Leases” to our consolidated financial statements included in this annual report.

Payments of principal and interest on outstanding borrowings. We require cash for payments of interest and principal on our outstanding borrowings.

Short-term borrowings. As of March 31, 2012, our short-term borrowings consisting of bank overdrafts was ¥9.0 billion. The weighted average interest rate of our short-term borrowings at March 31, 2012 was 0.806%. Our short-term borrowings as of March 31, 2012 decreased by ¥4.4 billion (net), compared to the balance as of March 31, 2011, as short-term borrowings to purchase the stock of IIJ-Global was partially repaid and refinanced with long-term borrowings. Our unused balance under our bank overdraft agreements, uncommitted, was ¥7.5 billion in short-term borrowings as of March 31, 2012.

Long-term borrowings. As of March 31, 2012, our long-term borrowings, including current portion, was ¥3.0 billion. The weighted average interest rates for our long-term borrowings were 1.026% at March 31, 2012.

Annual maturities of long-term borrowings as of March 31, 2012, are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31:
2013	¥1,010	$12,256
2014	1,010	12,256
2015	980	11,891
Total	¥3,000	$36,403

Collateral for borrowings. Substantially all of our short-term and long-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the banks may require us to provide collateral or guarantees with respect to the borrowings. We did not provide banks with any collateral for outstanding loans as of March 31, 2011 and 2012. Our primary banking relationships are with Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, and Mitsubishi UFJ Trust and Banking Corporation. The banks are also shareholders and customers of ours.

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

Capital Resources

We seek to manage our capital resources and liquidity to provide sufficient funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions, capital leases and issuances of equity securities. At March 31, 2012, we had cash and cash equivalents of ¥13.5 billion.

Short-term and long-term borrowings. Short-term and long-term borrowings provide us with an important source for maintaining an adequate level of working capital, acquisition of fixed assets and investments. The funding for the acquisition for IIJ-Global was met by short-term borrowings which were partially repaid and refinanced by long-term borrowing from Japanese banks. We plan to continue to refinance our short-term borrowings or use the unused balance outstanding of ¥7.5 billion, uncommitted, as of March 31, 2012 under the bank overdraft agreement for maintaining adequate level of working capital, acquisition of fixed assets and investments. See — Payments of principal and interest on outstanding borrowings.

Cash flows from operating activities. We generated ¥11.7 billion by operating activities for the year ended March 31, 2012. See — Cash Flows.

Capital leases. Capital leases also provide us with an important source of financing. See Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

Cash Flows

We had cash and cash equivalents of ¥13.5 billion at March 31, 2012 compared to ¥13.3 billion at March 31, 2011.

The following table presents information about our cash flows during the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal year ended March 31,
	2010	2011	2012
	(millions of yen)
Net cash provided by operating activities	¥9,621	¥12,564	¥11,659
Net cash used in investing activities	(3,788)	(13,493)	(5,954)
Net cash provided by (used in) financing activities	(7,238)	5,521	(5,464)
Effect of exchange rate changes on cash and cash equivalents	(19)	(43)	(18)
Net increase (decrease) in cash and cash equivalents	(1,424)	4,549	223
Cash and cash equivalents at beginning of the year	10,188	8,764	13,314
Cash and cash equivalents at end of the year	¥8,764	¥13,313	¥13,537

Year Ended March 31, 2012 as Compared to the Year Ended March 31, 2011

Net cash provided by operating activities for the fiscal year ended March 31, 2012 was ¥11.7 billion, a decrease of ¥0.9 billion from ¥12.6 billion for the previous fiscal year. While net income increased by ¥0.6 billion compared to the previous fiscal year, depreciation and amortization increased by ¥1.3 billion. Changes in operating assets and liabilities for the fiscal year ended March 31, 2012 compared to the previous fiscal year mainly reflect the following three factors: a decrease of ¥0.3 billion in net investment in sales-type lease-noncurrent as compared to an increase of ¥0.8 billion in the prior fiscal year, amounting to a total change in increases and decreases of ¥1.1 billion: a decrease in accounts payable of ¥2.9 billion as compared to an increase of ¥2.0 billion in the prior fiscal year, amounting to a total change in increases and decreases of ¥4.9 billion: and an increase in income taxes payable that was ¥1.8 billion, higher than the increase in the prior fiscal year.

Net cash used in investing activities for the fiscal year ended March 31, 2012 was ¥6.0 billion, a decrease of ¥7.5 billion from ¥13.5 billion for the previous fiscal year. While purchases of property and equipment increased as a result of our investment for our cloud computing service IIJ GIO, the decrease reflects the fact that we did not make any company acquisitions during the fiscal year ended March 31, 2012. By contrast, in the fiscal year ended March 31, 2011, we acquired IIJ-Global on September 2010 for ¥9.2 billion yen.

Net cash used in financing activities for the fiscal year ended March 31, 2012 was ¥5.5 billion compared to net cash provided by financing activities of ¥5.5 billion for the previous fiscal year. The changes in net cash used in financing activities for the fiscal year ended March 31, 2012 mainly reflected the net decrease in short-term borrowings. For the fiscal year ended March 31, 2012, short-term borrowings was a net decrease of ¥1.4 billion compared to a net increase of ¥9.0 billion for the fiscal year ended March 31, 2011.

Year Ended March 31, 2011 as Compared to the Year Ended March 31, 2010

Net cash provided by operating activities for the fiscal year ended March 31, 2011 was ¥12.6 billion, an increase of ¥3.0 billion from ¥9.6 billion for the previous fiscal year. The increase in net cash provided by operating activities for the fiscal year ended March 31, 2011 mainly reflected the increase by ¥1.1 billion in net income compared to the previous fiscal year, mainly due to the increase in gross margin from network service and the decrease in operation loss related to the ATM operation business. There was also decrease in loss on disposal of property and equipment of ¥0.6 billion and an increase in depreciation and amortization of ¥0.5 billion. In addition, the changes in operating assets and liabilities for the fiscal year ended March 31, 2011 was ¥2.6 billion compared to the previous fiscal year of ¥0.6 billion mainly due to the fluctuation of account receivables and accounts payable.

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

Contingencies

We did not have any material contingent liabilities as of March 31, 2012.

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

For the fiscal year ended March 31, 2012, IIJ-Global contributed a full year of revenue, cost and expenses and net income to our financial results compared to a seven month contribution for the fiscal year ended March 31, 2011.

Revenues

We have two business segments: Network services and systems integration business segment and ATM operation business segment. Network services and systems integration business segment is comprised of: Internet Connectivity services, WAN services, outsourcing services, Systems integration and Equipment sales.

Network services revenues

Network services revenues consist of our revenues from Internet connectivity services for corporate use, our revenues from Internet connectivity services for home use, our revenues from WAN services and our revenues from outsourcing services revenues. Our network services revenues accounted for 65.2% of our revenues for the fiscal year ended March 31, 2012, 62.7% for the fiscal year ended March 31, 2011, and 54.4% of our revenues for the fiscal year ended March 31, 2010. As our Internet connectivity services and WAN services customers are more likely to use our outsourcing services or systems integration services as their network needs develop, Internet connectivity services and WAN services are important for the growth of our outsourcing services or systems integration business.

Internet Connectivity services for corporate use

Our revenues from Internet connectivity services for corporate use accounted for 15.1% of our total revenues for the fiscal year ended March 31, 2012, 17.0% for the fiscal year ended March 31, 2011, and 20.4% for the fiscal year ended March 31, 2010. Revenues from Internet connectivity services for corporate use depend on the size of our customer base, the average contracted bandwidth and unit price of our services. The market for Internet connectivity services for corporate users is generally following three trends:

•
Increased contracted bandwidth. Total contracted bandwidth for Internet connectivity services for corporate users increased to 857.7 Gbps as of March 31, 2012 from 733.4 Gbps for the previous fiscal year end. The number of IP Service contracts for the bandwidth over 100Mbps increased to 476 for the fiscal year ended March 31, 2012 from 431 for the previous fiscal year. This increase is mainly due to an increase in customers' demand for higher bandwidth for their Internet connectivity. The total contracted bandwidth for Internet connectivity services for corporate users is calculated by adding the contracted bandwidth for each of the following services: IP Service, IIJ Data Center Connectivity Service and Broadband Services. The average monthly revenues per contract for IP Services at the end of March 2012 decreased slightly, approximately to ¥0.57 million compared to ¥0.58 million at the end of March 2011. Although we do not expect revenue per contract to grow in the fiscal year ending March 31, 2013 due to continuing competition, we believe that customer demand for higher bandwidth will continue as the use of broadband by corporate customers expands, and we will try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services to differentiate them from those of our competitors.

•
Increased demands for broadband services. Demand for broadband services such as IIJ FiberAccess/F, IIJ DSL/F and IIJ DSL/A are increasing steadily as the services are used more often to connect corporate branches and remote offices. For access lines, the services use ADSL lines with a maximum speed of 47 Mbps or optical lines with maximum speeds of 100 Mbps, 200 Mbps or 1Gbps. The number of contracts for our broadband services increased to 44,510 as of March 31, 2012 from 42,851 for the previous fiscal year end. We also expect that demand for broadband services will also contribute to an increase of outsourcing services and systems integration revenues as usage and implementation of these connectivity services will increase the demand for outsourcing services such as security services and network systems integration.

•
Increased demands for Mobile Data Communications services. Demand for our mobile data communications service, IIJ Mobile Service, which is provided under MVNO has increased rapidly since its introduction in January 2008. The number of contracts for IIJ Mobile Service increased to 46,329 as of March 31, 2012 from 40,988 for the previous fiscal year end. Corporate customers who are highly security conscious are looking for data communication services with high security features such as VPN access and private access. From February 2012, we’ve also launched the LTE mobile data communication service under MVNO. We also expect that demand for mobile data communication services will also contribute to the increase of outsourcing services and systems integration revenues as usage and implementation of these connectivity services will increase the demand for outsourcing services such as security services and network systems integration.

Although we do not expect prices of Internet connectivity services to increase significantly in the fiscal year ending March 31, 2013, we believe that customer demand for higher bandwidth and the increase in the number of contracts will continue contributing to revenue growth as the use of broadband by corporate customers expands. We will also focus on acquiring new customers as well as increasing the use bandwidth of existing customers by maintaining the quality of our services to differentiate them from those of our competitors.

Internet Connectivity services for home use

Our revenues from Internet connectivity services for home use accounted for 5.9% of our total revenues for the fiscal year ended March 31, 2012, 7.9% for the fiscal year ended March 31, 2011, and 10.1% for the fiscal year ended March 31, 2010. Revenues from Internet connectivity services for home user depend on the size of our customer base and pricing. The size of our customer base depends primarily on the popularity of services under the hi-ho brand name, our OEM services, and the attractiveness of our service offerings which is measured primarily by the quality of service provided to subscribers and our ability to attract new customers by offering remote access solutions in combination with various access and security services. In February 2012, wireless LTE Internet connectivity service using NTT DoCoMo network was added to the service line-up.

Although we also market some services under the IIJ brand name, due to our limited brand name recognition among consumers not familiar with the Internet and our limited marketing resources, a primary focus of our efforts to increase our contracts from individual consumers is our range of OEM services and services under the hi-ho brand name. For example of OEM services, Excite Japan Co., Ltd. markets and sells Internet connectivity services to individual customers under their own names but provides such services through our Internet network infrastructure.

The number of contracts for Internet connectivity services for home use increased to 397,191 as of March 31, 2012 compared to 374,328 as of March 31, 2011. While users are cancelling outdated network services, the use of sales partners contributed to the increase in the number of contracts.

WAN services

Our revenues from WAN services accounted for 26.4% of our total revenues for the fiscal year ended March 31, 2012, 19.5% for the fiscal year ended March 31, 2011, and 3.8% for the fiscal year ended March 31, 2010. Demand for WAN services is relatively stable with continuous use of WAN services by certain clients but revenues can fluctuate significantly in accordance with the absence or addition of a single large order, accordingly future revenue is difficult to forecast.

Outsourcing Services

Our revenues from outsourcing services accounted for 17.8% of our total revenues for the fiscal year ended March 31, 2012, 18.2% for the fiscal year ended March 31, 2011, and 20.2% of our revenues for the fiscal year ended March 31, 2010. Outsourcing services consist of network-related services, server-related services, security-related services and data center-related facility services and operation and management services. Revenue for IIJ GIO/Hosting Package, one of our cloud computing services, is also included in the outsourcing revenues. For the fiscal year ended March 31, 2012, outsourcing services revenues increased to ¥17.3 billion from ¥15.0 billion for the fiscal year ended March 31, 2011 and from ¥13.7 billion for the fiscal year ended March 31, 2010. Excluding the revenue growth from IIJ GIO/Hosting Package, outsourcing service for the fiscal year ended March 31, 2012 increased by 12.2% compared to the previous fiscal year.

The growth of outsourcing services is primarily due to the increase in demand for security services, data center services and cloud computing services. We expect that corporate customers will continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of outsourcing services to enhance productivity, reduce costs and improve service reliability. Our cloud computing service IIJ GIO/Hosting Package is also expected to continue to contribute to revenue growth. As a result, we expect our revenue from outsourcing services to continue to grow.

Systems integration revenues, including related equipment sales revenues

Our systems integration revenue consists of systems construction and systems operation and maintenance.

Systems construction, which is a one-time revenue, accounted for 12.3% of our total revenues for the fiscal year ended March 31, 2012, 14.5% for the fiscal year ended March 31, 2011, and 16.7% for the fiscal year ended March 31, 2010. Systems construction revenues, including related equipment sales revenues for the fiscal year ended March 31, 2012 was almost the same as the previous fiscal year due to the continued absence of large size projects.

Systems operation and maintenance, which are monthly recurring revenues, accounted for 20.0% of our total revenues for the fiscal year ended March 31, 2012, 21.2% for the fiscal year ended March 31, 2011, and 27.5% for the fiscal year ended March 31, 2010. Revenue for IIJ GIO/Component service, one of our cloud computing services, is included in the systems operation and maintenance revenues. Systems operation and maintenance revenues for the fiscal year ended March 31, 2012 increased by 11.2% compared to the previous fiscal year due to the steady increase in IIJ GIO/Component. Excluding the revenue growth from IIJ GIO/Component service, systems operation and maintenance revenues decreased by 0.5% compared to the previous fiscal year.

For the fiscal year ending March 31, 2013, it is difficult for us to expect a full recovery in IT-related investments from Japanese corporate customers, which as a result, may have an adverse effect on our systems integration revenue growth and future operations. We expect one-time revenues from systems construction to continue to be strongly affected by the Japanese economic situation. Systems integration revenues can also fluctuate significantly in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast. For systems operation and maintenance revenues, we believe we can increase them by accumulating contracts, especially of our cloud computing services, IIJ GIO/Component. In mid- to long-term, we also anticipate that Japanese companies will increase the use of IT-related investments for their network systems when the general economic situation and the business results of the particular Japanese companies recover.

Equipment sales revenues

 Our equipment sales revenues consist primarily of sales of networking and other related equipment as requested by our customers, other than that provided in connection with our systems integration services. Our equipment sales revenues accounted for 1.1% of our total revenues for the fiscal year ended March 31, 2012, 1.0% for the fiscal year ended March 31, 2011, and 1.1% for the fiscal year ended March 31, 2010. Our equipment sales revenues can fluctuate significantly, in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.

ATM Operation Business revenues

ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. ATMs commission collected from each withdrawal are aggregated every month and recognized as ATM operation revenues. Our ATM operation business is currently in the stage of business startup and there are risks of not being able to introduce ATMs consistent with its plan or will not record ATM withdrawal transaction as anticipated, and we may not be able to conduct the business as originally planned.

Additional factors affecting revenues

A number of other factors may affect demand for our services and in turn our revenues, including overall increases in business usage of Internet and network solutions and our range of service offerings.

•
Increase in business usage: Our revenues will be affected by the extent and speed with which businesses in Japan exploit the Internet and network solutions to their full potential, including, for example, electronic transactions between businesses and expanding the range of devices that access the Internet. Such services require high-quality and high-capacity connectivity services for both businesses and individuals. Such services also require provision of total network solutions including various Internet connectivity services, systems integration and other outsourcing services which we believe we are well positioned to provide. The degree of business usage will also depend upon a variety of factors including:

•	technological advances, reliability of security systems and users’ familiarity with and confidence in new technologies,

•	the rate at which Japanese companies in certain industries significantly increases their Internet usage, and

•	corporate budgets for information technologies, including Internet-related items.

•
Range of service offerings: To increase our revenues from business users, we provide a wide variety of services and are introducing new services. For Internet connectivity services, we have introduced LTE service as an addition to our MVNO mobile connectivity service. We are also broadening the service line-up of our cloud computing service IIJ GIO. We believe these steps will allow us to sell a greater variety of services to our high-end corporate users and to capture a greater amount of the current growth and demand. However, we will still be strongly dependent on the Japanese economy and on the Japanese companies and their Information Technology budgets nonetheless. We expect Internet usage to continue to grow in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to offer a broad range of services to meet our customers’ demands will significantly influence our future revenues.

•
Synergies between Internet connectivity services, WAN services, outsourcing services and systems integration: Most of our systems integration customers come from our Internet connectivity service customers, and we expect these relationships to continue. As part of our systems integration business, we offer solution services for corporate information network systems, consulting, project planning, system design and systems/operation outsourcing or Internet VPN solution services which combines the FLET’S Internet connectivity or mobile connectivity services with the SEIL, adopted by customers who have multiple locations, such as branches, offices and factories. Cloud computing services are also provided together with connectivity and systems integration services. The ability to introduce a wide range of services, including solutions necessary to build corporate information network systems, like disaster recovery services and Internet VPN, Voice over IP (“VoIP”), SEIL, private mobile access solutions, SEIL/SMF and wireless LAN service, is an important competitive factor.

•
Our cloud computing services "IIJ GIO": We are currently focusing on providing and expanding our cloud computing service, IIJ GIO/Hosting Package and IIJ GIO/Component. Its revenues are accounted in outsourcing services and systems operation and maintenance, respectively. For the fiscal year ended March 31, 2012, revenues for IIJ GIO were approximately ¥3.1 billion and for the fiscal year ending March 31, 2013, we target revenue to reach over ¥7.0billion. The timing of when demand for cloud computing service in Japan will come into wide use is still uncertain.

•
Synergies between group companies: The group works together as a team to provide network solutions to our customers, mainly corporate and governmental organizations. We expect to realize group synergy with IIJ-Global, a subsidiary which became IIJ’s 100% owned consolidated subsidiary on September 1, 2010, by providing our network solution to the acquired customers through this acquisition. Although how the revenue from this business will be accounted for is still uncertain, we expect to expand the scale of our business through this acquisition.

•
Overseas business: The group is enhancing its overseas operation mainly to fulfill the broad range of IT network related needs of our Japanese clients that are headed abroad to expand their overseas business. As a group, we aim to expand our cloud computing related services and overseas business by leveraging our client base and our engineering skills. However, our overseas business portion is still very small and the timing of our business expansion is still uncertain.

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

We have made continuous investments in past years to develop and expand our network. While revenues have increased as a result of these efforts and IIJ-Global, which we acquired on September 1, 2010, has contributed to our financial performance, at the same time our costs have also increased. For the fiscal year ended March 31, 2012, our leased line and other connectivity costs were ¥26.7 billion or 42.1% of our network services revenues. For the previous fiscal year, these costs were ¥20.6 billion or 39.9% of our network services revenues.

•
Backbone cost: Backbone cost for the fiscal year ended March 31, 2012 was ¥3.4 billion, a slight decrease compared to the fiscal year ended March 31, 2011. We do not expect that our backbone costs to significantly increase.

•
Dedicated local access line costs: We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs for the fiscal year ended March 31, 2012 were ¥23.0 billion compared to ¥16.8 billion for the fiscal year ended March 31, 2011. This increase primarily resulted from the full year contribution in costs related to the acquisition of IIJ-Global on September 2010. Other connectivity costs were ¥0.4 billion for the fiscal year ended March 31, 2012, compared to ¥0.3 billion for the previous fiscal year.

Depreciation and amortization cost related to network service revenues increased to ¥3.2 billion for the fiscal year ended March 31, 2012 from ¥3.5 billion for the fiscal year ended March 31, 2011. Total capital expenditures for the fiscal year ended March 31, 2012 increase to ¥10.9 billion from ¥6.8 billion for the fiscal year ended March 31, 2011. We expect depreciation and amortization to increase along with the increase in capital expenditures.

Costs of systems integration revenues and equipment sales

The cost of our systems integration revenues and equipment sales consists of purchasing costs, personnel-related costs, outsourcing-related costs and network operation-related costs and other costs. Purchasing costs increase or decrease in tandem with systems construction revenues and equipment sales revenues. Personnel and outsourcing-related costs are mainly costs of engineering staff. Network operation-related costs are costs such as depreciation and amortization of capital leases for system-related equipments including facilities and equipments for cloud computing services. The main determinant of whether our gross margin will increase or decrease depends on whether we can secure profit for each systems integration project, whether we are able to adequately control the man-hour for each systems integration project as initially estimated, the profitability of our cloud computing services and whether we are able to achieve enough revenue that covers our total costs. For the fiscal year ending March 31, 2013, while we continue to focus on controlling personnel and outsourcing costs adequately with the assumption that systems construction revenue would not increase much due to the weak Japanese economy, we should also carefully consider the timing of increasing facilities and equipments for IIJ GIO as cloud computing services require initial investment.

Costs of ATM Operation Business

Our cost of ATM operation business consists primarily of systems related cost including up-front system development and outsourcing related costs. For the fiscal year ended March 31, 2012, the ATM operation business recorded approximately ¥1.4 billion in cost. If the ATM operation business start up in accordance with its plan, additional capital expenditures including capitalized lease related to the placement of ATMs in places such as Japanese pinball shops, operation and maintenance fees and other costs will increase.

Sales and marketing

Our sales and marketing expenses consist primarily of costs related to personnel, sales activities, marketing activities, general advertising expenses and written-off accounts receivable. Our sales and marketing expenses will increase to the extent that we expand our operations, hire additional employess and increase our sales and marketing activities. We expect sales and marketing expenses to increase in the fiscal year ending March 31, 2013 in accordance with our business expansion, increase in number of sales personnel and to further promote our cloud computing related service, IIJ GIO.

General and administrative

Our general and administrative expenses include primarily expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. Our general and administrative expenses will increase to the extent that we grow our business and hire new employees. We expect general and administrative expenses to increase in the fiscal year ending March 31, 2013 in accordance with our business growth. We plan to hire additional employees by approximately 135, of which 75 are newly graduates.

Research and development

Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. We expect the research and development expenses to slightly increase for the fiscal year ending March 31, 2013 as we focus on strengthening our research and development organizations.

Other income (expenses)

Our other income and expenses include interest income and expenses and other primary items such as foreign exchange gains or losses, gains on sales of other investments and impairment losses on other investments.

•
Interest expense: Most of our interest expense is from bank borrowing and capital leases. Interest income and interest expenses are also affected by the fluctuation of market interest rates and our total amount of outstanding borrowings. If we increase capital leases or borrowings in order to finance further development of our backbone, data centers and for other investments, interest expenses will increase. Along with the increase in capital leases, we expect interest expenses to increase.

•
Impairment of other investments: We hold other investments comprised of available-for-sale securities, nonmarketable equity securities and funds. If a fair value of other investment become lower than its cost and such decline in fair value is evaluated as other-than-temporary, we will have to recognize the impairment loss on investment.

E.     Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements as is defined for purposes of Item 5.E. of Form 20-F.

F.     Tabular Disclosure of Contractual Obligations.

The following table shows our material contractual payment obligations under our agreements as of March 31, 2011:

	Payments due by period (in millions of yen)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt obligations	3,000	1,010	1,990	0	0
Capital lease obligations	8,006	3,143	4,195	667	1
Operating lease obligations	4,695	2,609	1,199	766	121
Total (1) (2)	¥15,701	¥6,762	¥7,384	¥1,433	¥122
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

Important risks and factors that could cause our actual results to differ materially from our forward-looking statements are generally provided in Item 3.D. “Risk Factors” and elsewhere in this annual report on Form 20-F and include, without limitation:

•	that we may not be able to achieve or sustain profitability in the near future,

•	that we may not be able to compete effectively against competitors which have greater financial, marketing and other resources,

•	that our investments in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely, and

•	that our investments in our subsidiaries and affiliated companies may not produce the returns that we expect or may adversely affect our results of operations and financial condition.

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

The following table provides information about our directors and company auditors as of June 27, 2012:

Name	Position	Date of birth	Current term expires	Initial appointment date	Numbers of Shares Owned (1)	Percentage of Shares Owned (1)
Koichi Suzuki	President, Chief Executive Officer and Representative Director	Sep. 3, 1946	June 2013	Dec. 1992	13,042	6.32%
Senji Yamamoto	Executive Vice President	Apr. 14, 1946	June 2014	June 2006	88	0.04%
Hideshi Hojo	Senior Managing Director	Dec. 22, 1957	June 2013	June 2000	115	0.06%
Takeshi Kikuchi	Senior Managing Director	Apr. 27, 1959	June 2014	June 2010	294	0.14%
Hitoshi Imafuku	Senior Managing Director	Apr. 2, 1957	June 2013	June 2009	5	0.0%
Takamichi Miyoshi	Managing Director	May 5, 1963	June 2014	June 2002	397	0.19%
Akihisa Watai	Managing Director, Chief Financial Officer and Chief Accounting Officer	Sep. 30, 1965	June 2014	June 2004	56	0.03%
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2014	June 2004	0	—
Takashi Hiroi	Director	Feb. 13, 1963	June 2014	June 2004	0	—
Junnosuke Furukawa	Director	Dec. 5, 1935	June 2013	June 2005	0	—
Shingo Oda	Director	Nov. 8, 1944	June 2014	June 2008	0	—
Yoshifumi Nishikawa	Director	Aug. 3, 1938	June 2014	June 2005	0	—

Kazuhiro Ohira	Company Auditor	Dec. 26, 1957	June 2016	June 2010	0	—
Shunichi Kozasa	Company Auditor	Jan. 11, 1949	June 2013	June 2010	100	0.05%
Masaki Okada	Company Auditor	Jan. 9, 1959	June 2016	June 2004	0	—
Masaaki Koizumi	Company Auditor	Oct. 4, 1964	June 2016	June 2004	0	—
_________
(1)	The number of IIJ shares owned as of July 2, 2012.

Koichi Suzuki has been our president and representative director since April 1994, and has approximately 30 years of experience in the computer and communications industries. In addition, Mr. Suzuki is chairman and president of hi-ho and president of Net Care and Multifeed. He also serves as chairman of IIJ-A, and a director of IIJ-Global, Trinity, IIJ-II and Stratosphere. From December 1992 to April 1994, Mr. Suzuki was a director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.

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

Akihisa Watai was appointed as managing director of IIJ and division director of Finance and Planning Division in June 2010 and has served as chief financial officer and chief accounting officer since June 2004. Mr. Watai is a director of NCJ, Trinity and Trust Networks, and a company auditor of i-revo, IIJ-Global and IIJ-II. From June 2004 to March 2010, Mr. Watai has served as director of IIJ. Mr. Watai joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1989 and was temporarily transferred to IIJ from August 1996. In February 2000, Mr. Watai joined IIJ permanently and has been general manager of the Finance Division since April 2004.

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

Kazuhiro Ohira was appointed as company auditor of IIJ in June 2010. Mr. Ohira is a company auditor of Trust Networks, NCJ, IIJ-Global and Trinity. Mr. Ohira was General Manager of International Business Management Dept. of Dai-Ichi Life Insurance Company, Ltd.

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

The following table provides information about our executive officers as of June 27, 2012:

Name	Position	Responsibility
Tsutomu Yoshihara	Senior Executive Officer	Chief Information Officer
Chiaki Furuya	Senior Executive Officer	Senior Executive Officer of Administrative Division
Kazuhiro Tokita	Senior Executive Officer	Senior Executive Officer of Financial Systems Business Division
Masayoshi Tobita	Executive Managing Officer	Executive Managing Officer of Administrative Division Operation Management Department
Junichi Shimagami	Executive Managing Officer	Executive Managing Officer of Service Division
Kiyoshi Ishida	Executive Managing Officer	Executive Managing Officer of Product Division
Yasumitsu Iizuka	Executive Officer	Executive Officer of Government, Public & Educational Organization Business Division
Kokichi Matsumoto	Executive Officer	Executive Officer of Marketing Division
Koichi Maruyama	Executive Officer	Executive Officer of Enterprise Business Division 3 and Global Business
Naoshi Yoneyama	Executive Officer	Executive Officer of Technology Management Division
Makoto Ajisaka	Executive Officer	Executive Officer of Enterprise Business Division 3
Yoshikazu Yamai	Executive Officer	Executive Officer of Service Operation Division

B.	Compensation.

The aggregate compensation to the IIJ’s directors and company auditors during the fiscal year ended March 31, 2012 was as follows:

		Breakdown of Compensation (in millions of yen)
Position	Total Compensation	Base Salary	Stock Option	Liability for Retirement Benefit	Others	Number of Persons
Directors *	¥194	¥166	¥17	¥10	¥1	8
Company Auditor **	9	8	-	1	0	1
Outside Directors/ Outside Company Auditors	31	30	-	1	1	7
_________
(1)
Starting with its annual securities report for the year ended March 31, 2010 filed with the Ministry of Finance, a Japanese listed company is required to disclose the individual compensation of any director, executive officer or corporate auditor if it is ¥100 million or more. For fiscal 2012, there was no director, executive officer or corporate auditor who received compensation of over ¥100 million.

(2)
Upper limits on compensation for directors and company auditors are determined at a general meeting of shareholders of the Company. Within the upper limit approved by the shareholders' meeting, the Board of Company Auditors will determine the amount of compensation for each company auditor.

(3)	Please see Item 6.E, “Share Ownership” for more detailed information concerning our stock options.

* Excluding Outside Directors

** Excluding Outside Company Auditors

The retirement plan for full-time directors was abolished in June 2011. We recorded a liability for retirement benefits for full-time directors of ¥262 million, which would be required if they retire as of March 31, 2012. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

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

As of March 31, 2012, we had 1,923 employees, including employees of our consolidated subsidiaries, and we had 1,944 employees as of March 31, 2011 and 1,687 employees as of March 31, 2010. The following table shows the breakdown of the employees by main category of activity.

	For the fiscal year ended March 31,
	2010	2011	2012
	(number of employees)
Engineering	1,136	1,291	1,282
Sales	297	382	361
Administration	254	271	280

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

•
Stock compensation –type stock option. A Stock compensation-type stock option is a stock acquisition right entitling its holder to acquire shares upon the exercise of a stock acquisition right at an exercise price of one yen (¥1) per share. Stock compensation-type stock options are allocated to directors and executive officers as a substitution for the retirement allowance planned for them and to further motivate and incentivize them to enhance IIJ’s mid- to long- term business performance and corporate value. On May 26, 2011, IIJ’s board of directors resolved to introduce stock compensation –type stock options for executive officers of IIJ. On June 28, 2011, IIJ’s ordinary general meeting of shareholders approved the introduction of stock compensation type stock options for directors of IIJ.

(1) First Series (July 2011)

  (1) Total number of Stock Acquisition Rights: 138 rights

(2) Class and total number of shares underlying the Stock Acquisition Rights: 138 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 1 share)

(3) Amount to be paid in exchange for the Stock Acquisition Rights: ¥259,344 per share of common stock. The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model.

(4) Exercise period of stock acquisition rights: From July 15, 2011 to July 14, 2041.
(5) Position and number of persons to be allotted the stock acquisition rights and number of stock acquisition rights to be allotted:
Directors (excluding Part-time and Outside Directors) of IIJ 6 Directors 89 rights
Executive Officers of IIJ 8 Executive Officers 49 rights

(2) Second Series (July 2012)

  (1) Total number of Stock Acquisition Rights: 130 rights

(2) Class and total number of shares underlying the Stock Acquisition Rights: 130 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 1 share)

(3) Amount to be paid in exchange for the Stock Acquisition Rights: ¥318,562 per share of common stock. The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model.

(4) Exercise period of stock acquisition rights: From July 14, 2012 to July 13, 2042.
(5) Position and number of persons to be allotted the stock acquisition rights and number of stock acquisition rights to be allotted:
Directors (excluding Part-time and Outside Directors) of IIJ 6 Directors 74 rights
Executive Officers of IIJ 11 Executive Officers 56 rights

Employee Stock Purchase Plan

The Employee Stock Purchase Plan, which was implemented in December 1995, provides designated employees with the opportunity to purchase shares at market value. Shares are basically held in the name of the employee stock purchase program until employees leave the association, due to resignation or retirement. The representative of the employee shareholders' association exercises voting rights in accordance with the instructions of each employee shareholder. As of March 31, 2012, the association holds 2,143 shares of common stock, or 1.0% of our outstanding shares.

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

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

The following table shows information regarding beneficial ownership of our common stock as of March 31, 2012 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and SEC.

	Outstanding Voting Shares as of March 31, 2012 (3)
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates (1)	60,675	29.9%
Koichi Suzuki	13,032	6.4
Itochu Corporation	10,430	5.1
Directors, executive officers and company auditor as a group (2)	14,714	7.3
___________

(1)
Includes NTT, which owns 50,475 shares, or 24.9% of our outstanding voting shares and 24.4% of our total issued shares, and NTT Communications, which owns 10,200 shares, or 5.0% of our outstanding voting shares and 4.9% of our total issued shares.

(2)	Includes Koichi Suzuki’s holdings which are also separately set forth above. No other director or executive officer except for Koichi Suzuki is a beneficial owner of more than 5%.

(3)	As of March 31, 2012 the Company held 3,794 shares of the Company as treasury stock.

Our major shareholders have the same voting rights as other holders of our common stock.

According to our register of shareholders, as of March 31, 2012, there were 4,479 holders of common stock of record worldwide. As of March 31, 2012, The Bank of New York Mellon, depositary for our ADSs, held 3.7% of the outstanding common stock on that date. According to The Bank of New York Mellon, as of March 31, 2012, there were 20 ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 206,478 shares of common stock outstanding as of March 31, 2012, 7,674 shares were held in the form of 3,069,600 ADSs.

On June 25, 2010, the Board of Directors of IIJ resolved to sell 140 shares of IIJ’s shares, held as treasury stock, at market price partly in exchange of the retirement allowance to 11 Retired Directors and officers of IIJ, IIJ-Tech and IIJ-FS, as an incentive for them to contribute to the Company's mid to long term business growth. The 11 Directors and officers of IIJ, IIJ-Tech and IIJ-FS whom received this allocation are those 1) who have retired from the positions of Director of IIJ at the 18th Ordinary Meeting of Shareholders of IIJ, 2) those who were Directors of IIJ-Tech and IIJ-FS which were merged into IIJ on April 1, 2010, and 3) those whom will continue to execute the duties and operations of the Company. As of March 31, 2012, the Company held 3,794 shares of the Company as treasury stock.

B. Related Party Transactions.

NTT-affiliated Companies. From April 1, 2011 through March 31, 2012, we have paid ¥9.6 billion for international and domestic backbone and local access line costs to NTT and its subsidiaries such as NTT Communications, NTT East and NTT West. In addition, we paid ¥3.8 billion for co-location costs and telecommunication expenses to NTT Communications, NTT East and NTT West and paid ¥0.9 billion for other costs, mainly outsourcing costs to NTT Communications, NTT East and NTT West. We received payments of ¥0.9 billion for OEM services, Internet connectivity services and operation fees for data centers from NTT Communications, NTT East and NTT West. On an ongoing basis in the ordinary course of business, for the Company’s connectivity and outsourcing services, the Company purchases international and domestic backbone services, local access lines and rental rack space in data centers from NTT and its subsidiaries. The Company also sells to NTT and its subsidiaries its services including OEM services, systems integration services and monitoring services for their data centers.

All the transactions entered into with NTT and its affiliates are entered in the ordinary course of business. Mr. Takashi Hiroi, one of our outside directors, is an employee of NTT. There is no shareholders’ agreement in place with NTT, its affiliates or any other party for the appointment of any of our directors.

Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the fiscal year ended March 31, 2012 are presented as follows:

millions of yen
Accounts receivable	¥52
Accounts payable	37
Revenues	625
Costs and Expenses	403

As of March 31, 2012, we had a loan to an equity method investee of which the carrying amount was ¥19 million.

Except as described above, since April 1, 2008, there has been no transaction with or loan between us or any of our subsidiaries and:

•	any enterprise that directly or indirectly controls, is controlled by, or is in common control with us or any of our subsidiaries,

•	any director, officer, company auditor or family member of any of the preceding or any enterprise over which such person directly or indirectly is able to exercise significant influence,

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

Transactions with Outside Directors and Auditors. On June 28, 2011, we entered into an agreement on limited liability with Mr. Junnosuke Furukawa, our outside director. On June 27, 2012, we entered into additional agreements on limited liability with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda, our outside directors, and with Mr. Masaki Okada and Mr. Masaaki Koizumi, our outside company auditors, pursuant to which their liability for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million. For further discussion, see Item 10.C. Material Contracts and Exhibit 4.5 of this annual report.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information.

Financial Statements

The consolidated financial statements required by this item begin on page F-1.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is in Item 4.B.

Dividend Policy

Our basic dividend policy is that we pay dividends to our shareholders continuously and in a stable manner while considering the need to have retained earnings for the enhancement of financial position, medium and long-term business expansion and new business development. Under Japanese law, a company is required to have retained earnings, without accumulated deficit, in order to be able to conduct certain types of capital-related transactions such as payments of dividends in general. The ordinary general meeting of shareholders held in June 2006 approved the elimination of accumulated deficit through the reduction of additional-paid in capital and common stock in our non-consolidated financial statements under generally accepted accounting principles in Japan. For the fiscal year ended March 31, 2012, IIJ paid total cash dividend of ¥3,250 per share of common stock.

B. Significant Changes.

Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2012, the date of our last audited financial statements.

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

The following table shows, for the periods indicated, the high and low price of our ADSs and shares of common stock on the TSE for the periods indicated:

	NASDAQ (1) (per ADS)		TSE (1) (2) (per share of common stock)
Fiscal year ended/ending March 31,	High	Low	High	Low
2008	$11.00	$6.21	¥490,000	¥270,000
2009	9.72	1.90	428,000	71,800
2010	6.33	2.50	246,400	99,500
2011
First Quarter	7.66	5.13	288,900	194,100
Second Quarter	8.37	5.90	292,000	202,000
Third Quarter	7.13	5.08	244,000	163,000
Fourth Quarter	8.36	5.71	277,000	164,800
2012
First Quarter	9.95	6.67	327,000	225,500
Second Quarter	11.78	9.10	366,000	274,200
Third Quarter	11.13	8.40	358,500	261,000
Fourth Quarter	9.09	7.25	297,900	231,400
2013
First Quarter	10.47	8.24	337,000	265,100
Month
March 2012	8.89	7.25	297,900	239,500
April 2012	9.80	8.54	315,500	285,400
May 2012	9.59	8.24	313,000	265,100
June 2012	10.47	9.31	337,000	290,200
July 2012(3)	11.44	9.93	367,500	313,500
___________

(1) Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

(2) Our shares of common stock had been quoted on the Mothers market of the TSE since December 2, 2005 and were transferred to the First Section of the TSE on December 14, 2006.

(3) The high and low prices of our ADSs and shares of common stock were the prices quoted during the period, from July 1, 2012 to July 13, 2012.

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

The Corporation Law of Japan provides that a significant loan from a third party to a company should be approved by the Board of Directors. Our regulations of the Board of Directors have adopted this policy.

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

Limitation of Liability Agreements, dated June 27, 2012 and June 28, 2011, between Internet Initiative Japan Inc. and outside directors and outside company auditors. We entered into a Limitation of Liability Agreement with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda, our outside directors and Mr. Masaki Okada and Mr. Masaaki Koizumi, our outside company auditors on June 27, 2012 and with Mr. Junnosuke Furukawa as our outside director on June 28, 2011 and, respectively, under which we limit the liability of outside directors in accordance to the rules defined in Article 427 of the Corporation Law of Japan. Under the terms of the agreements on limited liability, the liability of outside directors and auditors for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million. The agreements on limited liability are automatically renewed if the outside directors and auditors are re-elected and terminate when the outside directors and auditors subject to the agreements on limited liability become a director, executive officer or employee of the Company. The full English translation of the Agreement on Limited Liability is filed as Exhibit 4.5 of this annual report.

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

E. Taxation.

Japanese Taxation

The following is a discussion summarizing material Japanese tax consequences to an owner of shares or ADSs who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date hereof. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should consult their own tax advisors as to:

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law,

•	the laws of the jurisdiction of which they are resident, and

•	any tax treaty between Japan and their country of residence.

Generally, a non-resident individual of Japan or a non-Japanese corporation as a holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by IIJ. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by IIJ to non-resident individual of Japan or a non-Japanese corporation is 20% (from January 1, 2013 to December 31, 2037, the rate of Japanese withholding tax will be increased to 20.42% including the Special Reconstruction Income Tax, which is described below). With respect to dividends paid on listed shares issued by Japanese Corporation (such as our shares) to a non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be due and payable on or before December 31, 2013 (from January 1, 2013 to December 31, 2013, the rate of Japanese withholding tax will be increased to 7.147% including the Special Reconstruction Income Tax), and (ii) 15% for dividends to be due and payable thereafter (from January 1, 2014 to December 31, 2037, the rate of Japanese withholding tax will be increased to 15.315% including the Special Reconstruction Income Tax). This tax reduction is not available for a non-resident individual who holds 3% of the issued shares of a Japanese corporation. For the purpose of this paragraph, the Special Reconstruction Income Tax is a special surtax at the rate of 2.1% imposed on individuals and corporations (whether residents or non-residents of Japan, or Japanese corporations or non-Japanese corporations) for the period of 25 years from January 1, 2013 to December 31, 2037 for reconstruction funding after the Great East Japan Earthquake. This special surtax is applicable to various income taxes including withholding tax on dividends and the amount of such special surtax is calculated by multiplying the amount of the original income tax by the surtax rate of 2.1%. In consequence, the amount of the aggregate withholding tax on dividends will be the original amount of such withholding tax plus the original amount multiplied by the surtax rate (i.e. 102.1% of the original amount). Japan has income tax treaties whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden while the income tax treaties with Australia, France, Hong Kong, The Netherlands, Saudi Arabia, Switzerland, the U.K. and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between the United States and Japan, dividends paid to pension fund of qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds..Under the income tax treaty between Japan and the U.K., similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by IIJ on the shares.

Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares by IIJ are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through IIJ to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide such application service. With respect to ADSs, the reduced rate is applicable if The Bank of New York Mellon, as depositary, or its agent submits in duplicate two Application Forms for Income Tax Convention (one is FORM 4 subtitled “Extension of Time for Withholding of Tax on Dividends with respect to Foreign Depositary Receipt” to the payer of dividends, who has to file the original with the district director of tax office for the place where the payer resides, by the day before the payment of dividends and the other is FORM 5 subtitled “Relief from Japanese Income Tax on Dividends with respect to Foreign Depositary Receipt” to the district director of tax office through the payer of Dividends in eight months from the day following the base date of payment of dividends for application purposes for which FORM 4 has been submitted). To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders of shares or ADSs who do not submit an application in advance will generally be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

Gains derived from the sale of the shares or ADSs outside Japan, or from the sales of shares within Japan by a non-resident holder, generally are not subject to Japanese income or corporation taxes provided that such gains are from portfolio investments where the shareholding ratio is within certain prescribed level.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired share of ADSs as a legatee, heir or done, even if the individual is not a Japanese resident.

United States Taxation

The following discusses United States federal income tax consequences of the ownership of shares or ADSs. It only applies to U.S. holders of shares or ADSs, as defined below, who hold their shares or ADSs as capital assets for tax purposes. It does not address special classes of holders, some of whom may be subject to other rules including:

•	tax-exempt entities,

•	life insurance companies,

•	dealers in securities,

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of the voting stock of IIJ,

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or

•	investors whose functional currency is not the U.S. dollar.

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

Interest Rate Risk

As of March 31, 2012, our interest rate risk on short-term borrowings and long-term borrowings were not material since the weighted average interest rate as of March 31, 2012 is reasonably low and we do not expect interest rates to rise sharply in the near future. Currently, our borrowings have floating interest rates which benefit from the fact that Japan is currently experiencing historically low interest rates. If interest rates should rise in the future, we may utilize interest-rate swap contracts to convert from floating interest rates to fixed interest rates.

We had no interest rate swap contracts as of March 31, 2011 and 2012, respectively.

 Equity Price Risk

The fair value of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2011 and 2012, the fair value of such investments was ¥741 million and ¥861million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥74 million and ¥86 million as of March 31, 2011 and 2012, respectively. See Note 4 “Other Investments” to our consolidated financial statements, included in this annual report on Form 20-F.

 Foreign Currency Exchange Rate Risk

The assets held by us which are exposed to foreign currency exchange risk are U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $5,364 thousand (¥444 million) and $6,241 thousand (¥529 million) as of March 31, 2011 and 2012, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would have been approximately ¥44 million and ¥53 million as of March 31, 2011 and 2012, respectively.

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

Fees and other payments made by the Depositary to the Issuer

For the fiscal year beginning April 1, 2011 and ending March 31, 2012,　The Bank of New York Mellon, as Depositary, reimbursed IIJ for the NASDAQ Stock Market listing fees of $30,000. The Bank of New York Mellon, as Depositary has also agreed to reimburse IIJ for its annual stock exchange (NASDAQ Stock Market) listing fees for future years. Furthermore, from April 1, 2011 to March 31, 2012, the Bank of New York Mellon has waived a total of $132,641 in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions in addition to their standard fees for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

As of the end of the fiscal year ended March 31, 2012, our management, with the participation of Koichi Suzuki, our president, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.

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

Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2012.

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

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2012.

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

We have audited the internal control over financial reporting of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2012 of the Company and our report dated June 29, 2012 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
June 29, 2012

(d) Changes in Internal Control Over Financial Reporting

With the participation of our chief executive officer and chief financial officer, our management also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2012. Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

Independent Auditor Fees and Services

The Board of Directors engaged Deloitte Touche Tohmatsu LLC to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2011 and 2012. The following table sets forth the aggregate fees billed for services rendered by Deloitte Touche Tohmatsu LLC and its member firm for each of the last two fiscal years.

	Fiscal year ended March 31,
	2011	2012
	(millions of yen)

Audit fees (1)	139	128
Audit-related fees	-	-
Tax fees (2)	6	3
All other fees (3)	1	-
Total fees	146	131
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

All of the services provided by our independent registered public accounting firm from May 6, 2003, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2012 were pre-approved by the Board of Company Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries beginning on page F-1.

Item 19. Exhibits.

1.1	Articles of Incorporation, as amended (English translation)1
1.2	Share Handling Regulations, as amended (English translation)
1.3	Regulations of the Board of Directors, as amended (English translation) 2
1.4	Regulations of the Board of Company Auditors, as amended (English translation) 3
2.1	Bylaws of the IIJ Group Employee Shareholders’ Association (English translation) 4
2.2
Form of Deposit Agreement among IIJ, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt 5

2.3	Bylaws of the IIJ Group Director Stock Purchase Plan (English translation) 2
4.1	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (English translation) 6
4.2	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (English translation) 6
4.3	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation) 7
4.4	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.8
4.5	Agreement on Limited Liability, dated June 28, 2011 and June 27, 2012, between Internet Initiative Japan Inc. and outside directors and outside company auditors 9
4.6	Stock Purchase Agreement, dated June 1, 2010, between Internet Initiative Japan Inc. and AT&T Japan LLC. 4, 10
4.7	Solutions Engagement Agreement, dated May 31, 2010 between Communications Services KK (changed its trade name to IIJ-Global Solutions Inc. on September 1, 2010) and IBM Japan, Ltd.4, 10
8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
11.1	Internet Initiative Japan Code of Conduct 11
12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 29, 2009.
(2)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 28, 2010.
(3)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on August 3, 2005.
(4)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 19, 2011.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.
(6)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.
(7)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 11, 2006.
(8)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.
(9)
We entered into a Limitation of Liability Agreement with Mr. Junnosuke Furukawa as our outside director on June 28, 2011, with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside directors and with Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside director on June 27, 2012.

(10)
Schedules, annexes and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IIJ agrees to furnish supplementary copies of the omitted schedules, annexes and similar attachments to the SEC upon request. A list briefly describing the omitted schedules, annexes and similar attachments are contained in this exhibit.

(11)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 30, 2008.

 We are not a party to any instruments with respect to long-term debt.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Internet Initiative Japan Inc.

By:	/s/ Koichi Suzuki
Name:	Koichi Suzuki
Title:	President, Chief Executive Officer
and Representative Director
Date: July 27, 2012

Index to Exhibits.

1.1	Articles of Incorporation, as amended (English translation)1
1.2	Share Handling Regulations, as amended (English translation)
1.3	Regulations of the Board of Directors, as amended (English translation) 2
1.4	Regulations of the Board of Company Auditors, as amended (English translation) 3
2.1	Bylaws of the IIJ Group Employee Shareholders’ Association (English translation) 4
2.2
Form of Deposit Agreement among IIJ, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt 5

2.3	Bylaws of the IIJ Group Director Stock Purchase Plan (English translation) 2
4.1	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (English translation) 6
4.2	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (English translation) 6
4.3	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation) 7
4.4	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.8
4.5	Agreement on Limited Liability, dated June 28, 2011 and June 27, 2012, between Internet Initiative Japan Inc. and outside directors and outside company auditors 9
4.6	Stock Purchase Agreement, dated June 1, 2010, between Internet Initiative Japan Inc. and AT&T Japan LLC. 4, 10
4.7	Solutions Engagement Agreement, dated May 31, 2010 between Communications Services KK (changed its trade name to IIJ-Global Solutions Inc. on September 1, 2010) and IBM Japan, Ltd.4, 10
8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
11.1	Internet Initiative Japan Code of Conduct 11
12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

_____________

(1)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 29, 2009.
(2)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 28, 2010.
(3)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on August 3, 2005.
(4)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 19, 2011.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.
(6)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.
(7)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 11, 2006.
(8)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.
(9)
We entered into a Limitation of Liability Agreement with Mr. Junnosuke Furukawa as our outside director on June 28, 2011, with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside directors and with Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors on June 27, 2012.

(10)
Schedules, annexes and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IIJ agrees to furnish supplementary copies of the omitted schedules, annexes and similar attachments to the SEC upon request. A list briefly describing the omitted schedules, annexes and similar attachments are contained in this exhibit.

(11)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 30, 2008.

We are not a party to any instruments with respect to long-term debt.

Internet Initiative Japan Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Internet Initiative Japan Inc.:

We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. and subsidiaries (the "Company") as of March 31, 2011 and 2012, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2012 (all expressed in Japanese yen).  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Internet Initiative Japan Inc. and subsidiaries as of March 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control― Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1.  Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
June 29, 2012

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2011 and 2012

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
ASSETS	2011	2012	2012

CURRENT ASSETS:
Cash and cash equivalents (Note 18)	¥13,313,615	¥13,536,824	$164,262
Accounts receivable, net of allowance for doubtful accounts of ¥44,002 thousand and ¥107,919 thousand ($1,310 thousand) at March 31, 2011 and 2012, respectively (Notes 5, 6 and 22)	16,431,374	15,722,135	190,779
Inventories (Note 3)	601,088	752,075	9,126
Prepaid expenses	1,680,158	1,848,344	22,429
Deferred tax assets―current (Note 12)	978,263	939,370	11,399
Other current assets, net of allowance for doubtful accounts of ¥720 thousand and ¥10,732 thousand ($130 thousand) at March 31, 2011 and 2012, respectively (Notes 5 and 9)	1,533,185	891,560	10,818

Total current assets	34,537,683	33,690,308	408,813

INVESTMENTS IN EQUITY METHOD INVESTEES (Note 6)	1,251,990	1,406,634	17,069

OTHER INVESTMENTS (Notes 4, 17, 18 and 19)	2,794,046	2,938,146	35,653

PROPERTY AND EQUIPMENT—Net (Notes 7 and 9)	16,480,724	19,735,546	239,480

GOODWILL (Note 8)	5,788,333	5,788,333	70,238

OTHER INTANGIBLE ASSETS—Net (Note 8)	6,054,503	5,396,469	65,483

GUARANTEE DEPOSITS (Note 9)	1,889,796	1,899,815	23,053

DEFERRED TAX ASSETS―Noncurrent (Note 12)	16,393	24,760	300

NET INVESTMENT IN SALES-TYPE LEASES―Noncurrent (Note 9)	1,266,409	935,446	11,351

PREPAID EXPENSES―Noncurrent	1,187,219	1,536,932	18,650

OTHER ASSETS, net of allowance for doubtful accounts of ¥81,448 thousand and ¥86,388 thousand ($1,048 thousand) at March 31, 2011 and 2012, respectively, and net of loan loss valuation allowance of ¥16,701 thousand at March 31, 2011 (Notes 5, 6 and 18)	205,893	140,857	1,710

TOTAL	¥71,472,989	¥73,493,246	$891,800

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2011 and 2012

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
LIABILITIES AND SHAREHOLDERS' EQUITY	2011	2012	2012

CURRENT LIABILITIES:
Short-term borrowings (Note 11)	¥13,430,000	¥9,000,000	$109,210
Long-term borrowings —current portion (Note 11)	―	1,010,000	12,256
Capital lease obligations—current portion (Note 9)	2,787,955	2,997,292	36,370
Accounts payable —trade(Notes 6 and 22)	12,014,809	9,093,657	110,346
Accounts payable —other	1,559,343	659,266	8,000
Income taxes payable (Note 12)	355,183	2,210,089	26,818
Accrued expenses	1,889,891	2,277,307	27,634
Deferred income―current	1,667,336	1,495,468	18,147
Other current liabilities	460,934	717,342	8,705

Total current liabilities	34,165,451	29,460,421	357,486

LONG-TERM BORROWINGS (Note 11)	―	1,990,000	24,148

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 9)	3,626,565	4,741,241	57,532

ACCRUED RETIREMENT AND PENSION COSTS―Noncurrent (Note 13)	1,567,050	1,805,683	21,911

DEFERRED TAX LIABILITIES―Noncurrent (Note 12)	609,412	652,280	7,915

DEFERRED INCOME―Noncurrent	1,270,984	1,547,159	18,774

OTHER NONCURRENT LIABILITIES	592,177	600,215	7,283

Total liabilities	41,831,639	40,796,999	495,049

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS' EQUITY (Notes 4, 13, 14 and 15):
Common stock—authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2011 and 2012	16,833,847	16,833,847	204,269
Additional paid-in capital	27,318,912	27,260,318	330,789
Accumulated deficit	(14,023,259)	(10,990,348)	(133,362)
Accumulated other comprehensive loss	(85,134)	(23,533)	(285)
Treasury stock—3,794 shares held by the company at March 31, 2011 and 2012	(392,079)	(392,079)	(4,758)

Total Internet Initiative Japan Inc. shareholders' equity	29,652,287	32,688,205	396,653

NONCONTROLLING INTERESTS	(10,937)	8,042	98

Total equity	29,641,350	32,696,247	396,751

TOTAL	¥71,472,989	¥73,493,246	$891,800

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income
Three Years in the Period Ended March 31, 2012

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2010	2011	2012	2012

REVENUES (Notes 6 and 22):
Network services:
Internet connectivity services (corporate use)	¥13,847,116	¥14,004,608	¥14,706,511	$178,455
Internet connectivity services (home use)	6,854,258	6,525,128	5,717,417	69,378
WAN services	2,553,551	16,100,046	25,666,524	311,449
Outsourcing services	13,717,705	15,031,785	17,318,954	210,156
Total	36,972,630	51,661,567	63,409,406	769,438
Systems integration:
Systems construction	11,353,598	11,936,581	11,997,680	145,585
Systems operation and maintenance	18,716,978	17,507,099	19,471,641	236,278
Total	30,070,576	29,443,680	31,469,321	381,863
Equipment sales	756,517	796,385	1,111,722	13,490
ATM operation business	206,657	516,574	1,324,156	16,068

Total revenues	68,006,380	82,418,206	97,314,605	1,180,859

COST AND EXPENSES (Notes 6, 9, 13 and 22):
Cost of network services	30,533,726	41,678,052	49,984,821	606,538
Cost of systems integration	21,903,699	22,466,436	24,978,607	303,102
Cost of equipment sales	649,315	683,285	980,279	11,895
Cost of ATM operation business	963,862	1,000,470	1,382,194	16,772
Total cost	54,050,602	65,828,243	77,325,901	938,307
Sales and marketing (Note 21)	5,405,075	6,616,013	7,946,852	96,431
General and administrative (Note 7)	4,826,006	5,479,176	5,299,608	64,308
Research and development	313,112	353,732	388,761	4,717

Total cost and expenses	64,594,795	78,277,164	90,961,122	1,103,763

OPERATING INCOME	3,411,585	4,141,042	6,353,483	77,096

OTHER INCOME (EXPENSES):
Interest income	28,691	23,113	34,602	420
Interest expense	(306,208)	(268,129)	(299,271)	(3,632)
Foreign exchange losses, net	(395)	(31,975)	(4,549)	(55)
Net gain (loss) on sales of other investments (Note 4)	49,512	105,252	(3,154)	(38)
Impairment of other investments (Note 4)	(342,796)	(179,829)	(159,592)	(1,937)
Other—net	18,673	44,515	54,701	664

Other expenses—net	(552,523)	(307,053)	(377,263)	(4,578)

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES―(FORWARD)	¥2,859,062	¥3,833,989	¥5,976,220	$72,518

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income
Three Years in the Period Ended March 31, 2012

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2010	2011	2012	2012
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES―(FORWARD)	¥2,859,062	¥3,833,989	¥5,976,220	$72,518

INCOME TAX EXPENSE (Note 12)	1,132,093	955,697	2,525,486	30,645

EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES (Note 6)	159,423	122,667	123,776	1,502

NET INCOME	1,886,392	3,000,959	3,574,510	43,375

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	347,746	202,409	66,453	806

NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥2,234,138	¥3,203,368	¥3,640,963	$44,181

	Shares
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER SHARE (Note 16):
Basic weighted-average number of common shares outstanding	202,544	202,644	202,684
Diluted weighted-average number of common shares outstanding	202,544	202,644	202,782

	Yen			U.S. Dollars

BASIC NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	¥11,030	¥15,808	¥17,964	$218

DILUTED NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	11,030	15,808	17,955	218

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Three Years in the Period Ended March 31, 2012

	Thousands of Yen / Shares
			Internet Initiative Japan Inc. Shareholders’ Equity
	Total Equity	Comprehensive Income (Loss)	Accumulated Deficit (Note 14)	Accumulated Other Comprehensive Income (Loss) (Notes 13 and 15)	Shares of Common Stock Outstanding	Common Stock	Treasury Stock (Note 14)	Additional Paid-in Capital	Noncontrolling Interests

BALANCE, APRIL 1, 2009	¥25,242,919		¥(18,549,142)	¥(320,711)	206,478	¥16,833,847	¥(406,547)	¥27,611,737	¥73,735

Subsidiary stock issuance	150,000							(168,137)	318,137

Comprehensive income:
Net income	1,886,392	¥1,886,392	2,234,138						(347,746)
Other comprehensive income, net of tax	489,480	489,480		489,480
Total comprehensive income	2,375,872	¥2,375,872

Dividends paid	(405,088)		(405,088)

BALANCE, MARCH 31, 2010	27,363,703		(16,720,092)	168,769	206,478	16,833,847	(406,547)	27,443,600	44,126

Subsidiary stock issuance (Note 14)								(147,346)	147,346

Comprehensive income (loss):
Net income	3,000,959	¥3,000,959	3,203,368						(202,409)
Other comprehensive loss, net of tax	(253,903)	(253,903)		(253,903)
Total comprehensive income	2,747,056	¥2,747,056

Dividends paid	(506,535)		(506,535)
Disposal of treasury stock	37,126						14,468	22,658

BALANCE, MARCH 31, 2011	29,641,350		(14,023,259)	(85,134)	206,478	16,833,847	(392,079)	27,318,912	(10,937)

Purchase of noncontrolling interests in consolidated subsidiaries (Note 14)	(5)							(19,395)	19,390

Subsidiary stock issuance (Note 14)								(66,042)	66,042

Stock-based compensation	26,843							26,843

Comprehensive income:
Net income	3,574,510	3,574,510	3,640,963						(66,453)
Other comprehensive income, net of tax	61,601	61,601		61,601
Total comprehensive income	3,636,111	¥3,636,111

Dividends paid	(608,052)		(608,052)

BALANCE, MARCH 31, 2012	¥32,696,247		¥(10,990,348)	¥(23,533)	206,478	¥16,833,847	¥(392,079)	¥27,260,318	¥8,042

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Three Years in the Period Ended March 31, 2012

	Thousands of U.S. Dollars (Note 1)
				Internet Initiative Japan Inc. Shareholder’s Equity
	Total Equity	Comprehensive Income	Accumulated Deficit (Note 14)	Accumulated Other Comprehensive Income (Loss) (Notes 13 and 15)	Common Stock	Treasury Stock (Note 14)	Additional Paid-in Capital	Noncontrolling Interests

BALANCE, MARCH 31, 2011	$359,681		$(170,165)	$(1,033)	$204,269	$(4,758)	$331,500	$(132)

Purchase of noncontrolling interests in consolidated subsidiaries (Note 14)	(0)						(235)	235

Subsidiary stock issuance (Note 14)							(801)	801

Stock-based compensation	325						325

Comprehensive income:
Net income	43,375	43,375	44,181					(806)
Other comprehensive income, net of tax	748	748		748
Total comprehensive income	44,123	44,123

Dividends paid	(7,378)		(7,378)

BALANCE, MARCH 31, 2012	$396,751		$(133,362)	$(285)	$204,269	$(4,758)	$330,789	$98

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2012

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2010	2011	2012	2012

OPERATING ACTIVITIES:
Net income	¥1,886,392	¥3,000,959	¥3,574,510	$43,375
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,306,826	5,850,882	7,143,631	86,684
Impairment loss on intangible assets	―	218,073	37,000	449
Provision for retirement and pension costs, less payments	225,915	253,818	187,287	2,273
Provision for (reversal of) allowance for doubtful accounts	40,467	(10,522)	82,046	996
Loss on disposal of property and equipment	639,160	23,588	62,368	757
Net (gain) loss on sales of other investments	(49,512)	(105,252)	3,154	38
Impairment of other investments	342,796	179,829	159,592	1,937
Gain on receipt of investment securities	-	(18,060)	-	-
Foreign exchange losses, net	15,116	27,309	14,202	172
Equity in net income of equity method investees	(159,423)	(122,667)	(123,776)	(1,502)
Deferred income tax expense	756,422	606,875	35,714	433
Others	13,000	16,960	67,470	819
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease (increase) in accounts receivable	(1,179,388)	429,691	626,783	7,606
Decrease (increase) in net investment in sales-type lease―noncurrent	193,134	(765,510)	330,961	4,016
Decrease (increase) in inventories, prepaid expenses and other current and noncurrent assets	292,577	(65,828)	(161,418)	(1,959)
Increase (decrease) in accounts payable	808,845	1,995,375	(2,928,912)	(35,541)
Increase in income taxes payable	95,819	27,490	1,842,553	22,358
Increase in deferred income― noncurrent	31,513	333,548	276,175	3,351
Increase in accrued expenses, other current and noncurrent liabilities	361,435	687,658	429,998	5,218
Net cash provided by operating activities—(Forward)	¥9,621,094	¥12,564,216	¥11,659,338	$141,480

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2012

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2010	2011	2012	2012

Net cash provided by operating activities—(Forward)	¥9,621,094	¥12,564,216	¥11,659,338	$141,480

INVESTING ACTIVITIES:
Purchases of property and equipment	(3,253,629)	(3,839,011)	(6,167,434)	(74,838)
Proceeds from sales of property and equipment	205,548	174,334	350,136	4,249
Purchases of available-for-sale securities	(73,236)	(141,020)	(269,218)	(3,268)
Purchases of other investments	(875,016)	(200,000)	(186,115)	(2,259)
Investment in an equity method investee	(22,834)	-	(24,647)	(299)
Proceeds from sales of available-for-sale securities	123,880	155,571	226,346	2,747
Proceeds from sales of other investments	78,250	66,047	94,285	1,144
Payments of guarantee deposits	(83,833)	(686,825)	(39,403)	(478)
Refund of guarantee deposits	128,192	165,193	26,045	316
Payments for refundable insurance policies	(55,020)	(22,188)	(6,604)	(80)
Refund from insurance policies	39,959	29,642	42,948	521
Acquisition of a newly controlled company, net of cash acquired (Note 2)	-	(9,170,000)	-	-
Other	-	(24,860)	(594)	(7)
Net cash used in investing activities	(3,787,739)	(13,493,117)	(5,954,255)	(72,252)

FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	6,000,000	1,600,000	3,370,000	40,893
Repayments of short-term borrowings with initial maturities over three months	(11,100,000)	(1,550,000)	(620,000)	(7,523)
Principal payments under capital leases	(4,082,908)	(2,989,471)	(3,425,680)	(41,569)
Net increase (decrease) in short-term borrowings	2,200,000	8,930,000	(4,180,000)	(50,722)
Proceeds from issuance of subsidiary stock to minority shareholders	150,000	-	-	-
Dividends paid	(405,088)	(506,535)	(608,052)	(7,378)
Proceeds from sales of treasury stock	-	37,126	-	-
Net cash provided by (used in) financing activities	(7,237,996)	5,521,120	(5,463,732)	(66,299)

FORWARD	¥(1,404,641)	¥4,592,219	¥241,351	$2,929

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2011

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2010	2011	2012	2012

FORWARD	¥(1,404,641)	¥4,592,219	¥241,351	$2,929

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(18,668)	(43,019)	(18,142)	(220)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,423,309)	4,549,200	223,209	2,709

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,187,724	8,764,415	13,313,615	161,553

CASH AND CASH EQUIVALENTS, END OF YEAR	¥8,764,415	¥13,313,615	¥13,536,824	$164,262

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥307,045	¥267,750	¥297,862	$3,614
Income taxes paid	160,398	346,561	481,580	5,844

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	2,330,077	2,912,806	4,749,695	57,635
Facilities purchase liabilities	628,905	1,559,343	659,266	8,000
Asset retirement obligation	-	213,336	42,273	513
Acquisition of a company (Note 2):
Assets acquired	-	14,956,137	-	-
Cash paid	-	(9,170,000)	-	-
Liabilities assumed	-	5,786,137	-	-

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.        DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. ("IIJ," a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan. As of March 31, 2012, 29.9% of IIJ’s voting shares were jointly owned by Nippon Telegraph and Telephone Corporation ("NTT") and its subsidiary. IIJ and its subsidiaries (collectively, the "Company") provide customers substantially operating in Japan with Internet connectivity services, WAN services and outsourcing services.  The Company also provides systems integration which consists of systems construction and systems operation and maintenance. In addition, a consolidated subsidiary provides Automated Teller Machines ("ATM") operation business from 2007.

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable, which includes the accounts receivable from a large customer as noted in Note 20.
The Company's management believes that the risks associated with accounts receivable is mitigated by the large number of customers comprising its customer base and its credit line control. The Company also conducts the evaluation of new customer’s financial condition at the inception of the transaction and continuously monitors if the delay in payment occurs on each customer.

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

Reclassification－Certain reclassifications have been made to prior periods to conform to the current year presentations: (1) "Net investment in sales-type leases―noncurrent," and "Prepaid expenses―noncurrent, " which had been previously included in "Other assets" were separately disclosed as the balances were continuously deemed material for a certain period. (2) "Income taxes payable," which had been previously included in "Other current liabilities," was separately disclosed as the balance was deemed material. (3) "Accounts payable," was divided into "Accounts payable―trade" and "Accounts payable―other" as the balance related to facilities purchase liabilities was deemed material.

Other certain reclassifications have also been made to prior year amounts to conform to the current year presentation.

Translation into U.S. Dollars—IIJ maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates.  The U.S. dollar amounts included herein represent a translation using the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2012 of ¥82.41 = $1, solely for the convenience of the reader.  The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.

Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. ("Net Care"), IIJ America, Inc. ("IIJ-America"), Netchart Japan Inc. ("NCJ"), hi-ho Inc. ("hi-ho"), Trust Networks  Inc. ("Trust Networks"),  IIJ Innovation Institute Inc. ("IIJ-II"),  IIJ Global Solutions Inc.("IIJ-Global") and IIJ Global Solutions China Inc.("GS China"). IIJ-Global was acquired by IIJ on September 1, 2010. GS China was established on January 6, 2012 as a wholly-owned subsidiary of IIJ-GS. GDX Japan Inc. (“GDX”) was established on April 16, 2007 and liquidated on March 16, 2012. All of the subsidiaries, except for IIJ America and GS China, have fiscal years ending March 31. IIJ America and GS China’s fiscal year-end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiaries to report its financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements.  Intercompany transactions and balances have been eliminated in consolidation.

Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method.  For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

A subsidiary or equity method investee may issue its shares to third parties at amounts per share in excess of or less than the Company’s average per share carrying value. Changes in a parent’s ownership interest while the parent retain its controlling financial interest in its subsidiary are accounted for as equity transactions.

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

System integration and service arrangements  involve the following deliverables:

・
System construction services ― include all or some of the following elements depending on arrangements to meet each of our customer's requirements: consulting, project planning, system design, and development of network systems. These services also include the installation of software as well as configuration and installation of hardware.

・	Software ― we resell third-party software such as Oracle and Windows to our customers, which are installed by us during the system development process.

・
Hardware ― we also resell third-party hardware, primarily servers, switches and routers, which we install during the system development process. The hardware is generic hardware that is often sold by third party manufacturers and resellers.

・	Monitoring and operating service ― we monitor our customer's network activity and internet connectivity to detect and report problems. We also provide constant data backup services.

・	Hardware and software maintenance service ― we repair or replace any malfunctioning parts of hardware. We examine the fault of software and provide the suitable solution to customers.

The system construction services are generally delivered over a three-month period. All hardware and software are delivered and installed during this period. Customers are required to pay a specified fixed fee that is not payable until after the system has been completed and accepted by our customers.

Monitoring, operating, and hardware and software maintenance service generally commence once our customers have accepted the system and their contract periods are generally one to five years. Our contracts include a stated annual fee for these services.

For multiple-element arrangements that include system construction service, hardware, software essential to the hardware product’s functionality and undelivered non-software services (monitoring and operating service), the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price(“TPE”) and (iii) best estimate of the selling price (“ESP”). The allocation of revenue has been based mainly on the Company’s ESPs except several undelivered non-software services for which VSOE has been established.

The Company’s process for determining its ESP for deliverables includes various factors that may vary depending on the circumstances and specific characteristics related to each deliverable. The Company considers in developing the ESP, customer demand, the existence and effect of competitors, general profit margin realized in the marketplace, volume of the transactions, the Company’s internal costs of providing the deliverables, the profit objectives including targeted and historical margins realized on similar sales to similar customers and the historical pricing practices.

The method used to account for each unit and the period over which each unit of accounting is recognized are as follows:

・
Revenue allocated to system construction services is accounted for using contract accounting. System construction service revenues, which are generally completed within three months, are recognized based on the completed-contract method in compliance with Accounting Standards Codification (“ASC”) 605-35-25-92 because the Company is unable to bill customers and the title of constructed network system is not transferred to customer unless customers are satisfied with and accept the completed systems.

・
Revenue related to the hardware and software essential to the hardware product’s functionality is not recognized until customer acceptance is received because title to the hardware and software do not transfer to our customers until formal acceptance is received.

・	Revenue related to undelivered non-software services (monitoring, operating and hardware maintenance services) is recognized on a straight-line basis over the contract period.

The Company also enters into multiple-element arrangement for system integration services that include software not essential to the hardware product’s functionality and software-related services and account for them in accordance with software guidance. The Company has been able to establish VSOE of fair value of the software-related services based on separate renewal contracts of the services that are consistently priced within a narrow range. The Company allocates revenue to such services based on VSOE and recognizes the revenues on a straight-line basis over the contract period. The Company allocates the residual amount to the software and system construction services.

Equipment sales revenues are recognized when equipment is delivered and accepted by the customer. The Company evaluates whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned in reporting equipment sales, depending on whether the Company functions as principal or agent.

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

The Company reviews the fair value of available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other-than-temporary.  If the decline in value is judged to be other-than-temporary, the cost basis of the investment is written down to fair value.  Other-than-temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed and events that might accelerate the recognition of impairment.  The resulting realized loss is included in the consolidated statements of income in the period in which the decline is deemed to be other-than-temporary.

Non-marketable equity securities are carried at cost as fair value is not readily determinable. When the Company evaluates whether non-marketable equity securities are impaired or not, the Company evaluates first whether an event or change in circumstances has occurred in the period that may have significant adverse effect on the fair value of the securities (an impairment indicator). The Company uses such impairment indicators as follows:

・	A significant deterioration in the earnings performance or business prospects of the investee.

・	A significant adverse change in the regulatory, economic, or technological environment of the investee.

・	A significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates.

・	A recent example of new issuance of security, in which the issue price is less than our cost.

The Company estimates the fair value of the non-marketable equity securities when an impairment indicator is present. The fair value is determined as a result of considering various unobservable inputs which are available to the Company, including expectation of future income of the investees, net asset value of the investees, and material unrealized losses to be considered in assets and liabilities held by the investees. The Company recognizes impairment of non-marketable equity securities when the fair value is below the carrying amount and the decline in fair value is considered to be other-than-temporary.

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

Goodwill and Intangible Assets—Goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing.  Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31. Intangible assets with finite useful lives, consisting of customer relationships, are amortized using a non-straight-line basis based on the pattern of expected future economic benefit over the estimated useful lives, which range from 6 to 19 years.

Asset Retirement Obligations—The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes the related cost by increasing the carrying amount of long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated for the period the Company has estimated.

Pension and Severance Indemnities Plans—The Company has defined benefit pension plans and severance indemnities plans. The cost of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods. In addition, the Company has defined contribution pension plans. The costs of defined contribution pension plans are charged to expenses when incurred.

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

The Company recognizes the financial statement effect of uncertain tax positions when they are more-likely- than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income.

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

Stock-Based Compensation—The Company measures and records the compensation cost from stock compensation-type stock option based on fair value. The fair value of the stock option is measured on the date of grant using the Black-Scholes option-pricing model, and amortized over the requisite service period. The compensation cost is mainly included in “General and administrative” expenses.

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

The Company provides a comprehensive range of network solutions to meet its customers’ needs by cross-selling a variety of services, including Internet connectivity services, WAN services, outsourcing services, systems integration and sales of network-related equipment, and ATM operation services.  The Company’s chief operating decision maker, who is the Company’s Chief Executive Officer ("CEO"), regularly reviews the revenue and cost of sales on the two operating segments, which are Network service and systems integration business segment, and ATM operation business segment. The CEO also makes decisions regarding how to allocate resources and assess performance based on the segments.

New Accounting Guidance

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-13, “Revenue Recognition: Multiple-Deliverable Revenue Arrangements,” which amends the criteria for when to evaluate individual delivered items in a multiple deliverable arrangement and the method of allocating consideration received. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2011. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements,” which provides a guidance of accounting for revenue arrangements that contain tangible products and software. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2011. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition: Milestone Method,” which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. This ASU is effective on prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010 and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2011. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations,” which clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures in business combination when comparative financial statements are presented and improves the usefulness of the pro forma revenue and earnings disclosure. This ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010  and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2011. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In April 2011, the FASB issued ASU 2011-02, “Receivables: A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring,” which clarifies the guidance about a creditor’s determination of whether a restructuring is a troubled debt restructuring. This ASU is effective for the first interim or annual period beginning on or after June 15, 2011 and the Company adopted this ASU in the second quarter beginning July 1, 2011. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In September 2011, the FASB issued ASU2011-09, “Compensation－Retirement Benefits－Multiemployer Plans: Disclosures about an Employer’s Participation in a Multiemployer Plan.”  This ASU requires that an employer provides more detailed information about employer’s involvement in multiemployer pension plans. This ASU is effective for annual periods for fiscal years ending after December 15, 2011 and the Company adopted this ASU in the fiscal year ended March 31, 2012. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

Accounting Guidance Issued But Not Adopted as of March 31, 2012

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement," which amends to achieve common fair value measurement and disclosure measurement in U.S. GAAP and IFRSs. This ASU is effective for the interim or annual period beginning after December 15, 2011. Early application is not permitted. The application of this ASU will not have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income: Presentation of Comprehensive Income," which improves the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The amendments require an entity to report comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12 "Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05," which defers certain aspects of ASU 2011-05 related to the presentation of reclassification adjustments. This ASU, except the deferral of the effective date for amendments to the presentation of reclassifications adjustments stipulated in ASU2011-05, is effective for the interim or annual period beginning after December 15, 2011, with early adoption permitted. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In September 2011, the FASB issued ASU 2011-08, "Intangibles－Goodwill and Other : Testing Goodwill for impairment," which provides new guidance on the annual goodwill impairment testing. This ASU allows an entity the option to first assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If based on its qualitative assessment an entity concludes it is more likely than not that fair value of a reporting unit is less than its carrying amount, quantitative impairment testing is required. However, if an entity concludes otherwise, quantitative impairment testing is not required. This ASU is effective for annual and interim goodwill impairment tests performed for annual period beginning after December 15, 2011, with early adoption permitted. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet－Disclosures about Offsetting Assets and Liabilities," which requires new disclosures about financial instruments and derivative instruments that are either offset by or subject to an enforceable master netting arrangement or similar agreement. This ASU is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

2.        BUSINESS COMBINATIONS

On September 1, 2010, the Company acquired a new company ("the New Company"), which was established by AT&T Japan LLC and succeeded a part of the business conducted by AT&T Japan LLC, AT&T Japan K.K and AT&T Japan Ltd. ("AT&T Japan") from AT&T Japan LLC. The New Company conducts the domestic network outsourcing service business such as the WAN services and the international network service business starting on September 1, 2010 under the name of IIJ-Global. This acquisition was completed by acquiring all issued and outstanding shares of the New Company for ¥9,170,000 thousand in cash. There are no future contingent payments. This business combination was accounted for using the acquisition method. The Company has completed its measurements of the fair values of the assets acquired, including customer relationships, and liabilities assumed as of the acquisition date. The acquisition resulted in the recognition of goodwill (see Note 8, "Goodwill and Other intangible assets").

The acquisition of IIJ-Global was consistent with the Company's strategy for expanding the scale of business by providing IIJ’s network solution to the acquired customers, by providing WAN services to IIJ’s client bases and by providing international services to the acquired customers through a business tie-up with AT&T Japan.

The following table summarizes the fair values of the assets acquired and liabilities assumed from AT&T Japan on September 1, 2010.

Thousands of Yen

Accounts receivable	¥5,459,158
Inventories	12,196
Prepaid expenses	159,285
Deferred tax assets―current	170,852
Other current assets	13,562
Other investments	357,097
Property and equipment	1,371,086
Other intangible assets	3,725,649
Deferred tax assets―Noncurrent	1,354,758
Other assets	44,221
Total assets acquired	12,667,864

Accounts payable	485,271
Accrued expenses	3,216,424
Deferred income―current	113,336
Other current liabilities	243,513
Deferred tax liabilities―Noncurrent	1,525,610
Deferred income―Noncurrent	201,983
Total liabilities assumed	5,786,137

Total identified net assets	6,881,727

Goodwill	2,288,273

Purchase price	¥9,170,000

The following table provides revenues and net income attributable to Internet Initiative Japan Inc. of IIJ-Global which were included in the Company's consolidated statement of income for the year ended March 31, 2011.

Thousands of Yen

Revenues	¥15,094,218
Net income attributable to Internet Initiative Japan Inc.	690,761

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

	Thousands of Yen
	2010	2011

Revenues	¥91,993,846	¥92,583,743
Net income attributable to Internet Initiative Japan Inc.	4,967,681	4,800,412

	Yen
	2010	2011

Pro forma basic net income attributable to Internet Initiative Japan Inc. per common share	¥24,526	¥23,689
Pro forma diluted net income attributable to Internet Initiative Japan Inc. per common share	24,526	23,689

For the years ended March, 31, 2010 and 2011, acquisition-related costs of ¥23,011 thousand and ¥69,451 thousand, respectively, were incurred. These acquisition-related costs included legal, financial advisory and other professional fees, and were recorded in “General and administrative” expenses.

There were no business acquisitions during the year ended March 31, 2012.

On April 2, 2012, the Company acquired 99.9% of the outstanding common shares of Exlayer Global Inc. , which was renamed IIJ Exlayer Inc. ("IIJ-Exlayer"), for total consideration of ¥299,700 thousand ($3,637 thousand) paid in cash. There are no future contingent payments. IIJ-Exlayer is a holding company with overseas subsidiaries in the system integration industry. The acquisition of IIJ-Exlayer is expected to help the Company to accelerate its international business development. Pro forma results of operations have not been presented because the effect of the acquisition was not material.

3.        INVENTORY

The components of inventories as of March 31, 2011 and 2012 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012

Network equipment purchased for resale	¥194,283	¥287,786	$3,492
Work in process	406,805	464,289	5,634

Total inventories	¥601,088	¥752,075	$9,126

4.        OTHER INVESTMENTS

Pursuant to ASC Topic 320, “Investments―Debt and Equity Securities,” all of the Company's marketable equity securities are classified as available-for-sale securities.  Information regarding the securities classified as available-for-sale at March 31, 2011 and 2012 is as follows:

	Thousands of Yen
March 31, 2011	Cost	Unrealized Gains	Unrealized Losses	Fair Value

Available-for-sale—Equity securities	¥490,756	¥299,410	¥49,648	¥740,518

March 31, 2012

Available-for-sale—Equity securities	¥451,404	¥418,195	¥8,685	¥860,914

	Thousands of U.S. Dollars
March 31, 2012	Cost	Unrealized Gains	Unrealized Losses	Fair Value

Available-for-sale—Equity securities	$5,477	$5,075	$105	$10,447

The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2011 and 2012:

	Thousands of Yen
	Less than 12 Months		12 Months or More		Total
March 31, 2011	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale—Equity securities	¥289,181	¥49,648	—	—	¥289,181	¥49,648

March 31, 2012

Available-for-sale—Equity securities	¥118,055	¥7,628	¥15,288	¥1,057	¥133,343	¥8,685

	Thousands of U.S. Dollars
	Less than 12 Months		12 Months or More		Total
March 31, 2012	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale—Equity securities	$1,433	$92	$186	$13	$1,619	$105

The Company regularly reviews all of the Company's investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security's market price.

The Company’s unrealized loss on investments in marketable equity securities relates to Japanese companies (10 issuers) in various industries and a foreign Bank listed on Hong Kong securities market. The unrealized losses on these securities were due principally to a broad decline in the stock market. The fair value of each investment is between 0.2% and 21.3% less than its cost. The duration of the unrealized loss position was less than 15 months. The Company evaluated the near-term prospects of the issuer and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired at March 31, 2012.

Proceeds from the sale of available-for-sale securities were ¥123,880 thousand, ¥155,571 thousand and ¥226,346 thousand ($2,747 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively. Gross realized gains of  ¥49,512 thousand , ¥90,700 thousand and ¥9,140 thousand ($111 thousand)  were included in "Other income (expenses)" for the years ended March 31, 2010, 2011 and 2012, respectively, and gross realized losses of ¥12,293 thousand ($149 thousand) were included in "Other income (expenses)" for the year ended March 31, 2012.

The aggregate cost of the Company’s cost method investments totaled ¥2,053,528 thousand and ¥2,077,232 thousand ($25,206 thousand) at March 31, 2011 and 2012, respectively.

Impairment of investments in certain marketable and nonmarketable equity securities, included in "Other income (expenses)" in the Company’s consolidated statements of income, were recognized to reflect the decline in value considered to be other-than-temporary of ¥20,295 thousand and ¥322,501 thousand, respectively, for the year ended March 31, 2010, ¥13,131 thousand and ¥166,698 thousand, respectively, for the year ended March 31, 2011, and ¥87,911 thousand ($1,067 thousand) and ¥71,681 thousand ($870 thousand), respectively, for the year ended March 31, 2012.

5.        ALLOWANCE FOR DOUBTFUL ACCOUNTS AND LOANS

An analysis of the allowance for doubtful accounts and loans for the years ended March 31, 2010, 2011 and 2012 is as follows:

	Thousands of Yen
	Balance at Beginning of Year	Credits Charged Off	Provision for (Reversal of) Doubtful Accounts	Other	Balance at End of Year

Year ended March 31, 2010	¥123,293	¥(17,842)	¥40,467	-	¥145,918

Year ended March 31, 2011	¥145,918	¥(7,376)	¥(10,522)	¥14,851	¥142,871

Year ended March 31, 2012	¥142,871	¥(19,878)	¥82,046	-	¥205,039

	Thousands of U.S. Dollars
	Balance at Beginning of Year	Credits Charged Off	Provision for Doubtful Accounts	Other	Balance at End of Year

Year ended March 31, 2012	$1,734	$(242)	$996	-	$2,488

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

The aggregate amounts of balances and transactions of the Company with these equity method investees as of March 31, 2011 and 2012, and for each of the three years in the period ended March 31, 2012 are summarized as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012

Accounts receivable	-	¥78,948	51,788	$628
Accounts payable	-	31,910	36,698	445
Revenues	¥675,726	730,622	624,718	7,581
Costs and expenses	261,077	348,771	403,400	4,895

The Company's investments in these equity method investees and respective ownership percentage at March 31, 2011 and 2012 consisted of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	2011		2012		2012

Multifeed	32.00%	¥1,033,035	33.00%	¥1,089,319	$13,218
i-Heart	20.22	21,155	20.22	33,159	402
i-revo	30.00	5,867	30.00	186,115	2,259
Trinity	45.00	191,933	45.00	98,041	1,190

Total		¥1,251,990		¥1,406,634	$17,069

The Company also had a loan of ¥34,545 thousand and ¥18,673 thousand ($227 thousand) to i-Heart, net of loan loss valuation allowance of ¥16,701 thousand as of March 31, 2011, which was included in the “Other assets” in the Company’s consolidated balance sheets as of March 31, 2011 and 2012, respectively.

7.        PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2011 and 2012 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012

Data communications equipment	¥5,125,075	¥5,791,067	$70,271
Office and other equipment	940,273	939,435	11,399
Leasehold improvements	2,221,641	3,002,580	36,435
Capitalized software	12,790,440	15,514,986	188,266
Assets under capital leases, primarily data communications equipment	17,294,421	20,180,641	244,881
Total	38,371,850	45,428,709	551,252
Less accumulated depreciation and amortization	(21,891,126)	(25,693,163)	(311,772)

Property and equipment—net	¥16,480,724	¥19,735,546	$239,480

Depreciation and amortization expenses for the property and equipment amounted to ¥4,924,228 thousand, ¥5,454,138 thousand and ¥6,522,033 thousand ($79,141 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively.

The Company recorded losses on disposal of property and equipment of ¥639,160 thousand, ¥23,588 thousand and ¥62,368 thousand ($757 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively, in “General and administrative” expenses in the Company’s consolidated statements of income.

Capitalized software included internal use software of ¥11,890,586 thousand and ¥ 13,785,469 thousand ($167,279 thousand) as of  March 31, 2011 and 2012, respectively, and software to be leased of ¥899,854 thousand and ¥1,729,517 thousand ($20,987 thousand) as of  March 31, 2011 and 2012, respectively.

The unamortized balance of software to be leased was ¥856,668 thousand and ¥1,477,896 thousand ($17,933 thousand) as of March 31, 2011 and 2012, respectively. Amortization expense of software to be leased was ¥43,186 thousand and ¥208,435 thousand ($2,529 thousand) for the years ended March 31, 2011 and 2012, respectively and was included in cost of systems integration.

The estimated aggregate amortization expense of software to be leased for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2013	¥335,951	$4,077
2014	335,951	4,077
2015	335,951	4,077
2016	314,765	3,820
2017	105,516	1,280

8.        GOODWILL AND OTHER INTANGIBLE ASSETS

The components of intangible assets as of March 31, 2011 and 2012 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012

Intangible assets subject to amortization:
Customer relationship	¥6,424,471	6,424,471	$77,957
Total	6,424,471	6,424,471	77,957
Less accumulated amortization
Customer relationship	(580,283)	(1,201,881)	(14,584)
Total	(580,283)	(1,201,881)	(14,584)
Intangible assets subject to amortization—net	5,844,188	5,222,590	63,373

Intangible assets not subject to amortization:
Telephone rights	18,315	18,879	229
Trademark	192,000	155,000	1,881
Goodwill	5,788,333	5,788,333	70,238
Total	5,998,648	5,962,212	72,348

Total intangible assets	¥11,842,836	11,184,802	$135,721

The weighted average amortization period for customer relationship is approximately 15.6 years. The amortization expenses for the years ended March 31, 2011 and 2012 were ¥396,744 thousand and ¥621,598 thousand ($7,543 thousand), respectively. The estimated aggregate amortization expense of intangible assets for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2013	¥557,560	$6,766
2014	463,073	5,619
2015	397,031	4,818
2016	388,014	4,708
2017	380,496	4,617

The following table shows changes in the carrying amount of goodwill for the year ended March 31, 2012, by operating segment:

	Thousands of Yen			Thousands of U.S. Dollars
	Network Service and Systems Integration Business	ATM Operation Business	Total	Network Service and Systems Integration Business	ATM Operation Business	Total
Balance at March 31, 2010	¥3,384,791	¥235,551	¥3,620,342

Acquisition	2,288,273	-	2,288,273

Impairment losses	(120,282)	-	(120,282)

Balance at March 31, 2011
Goodwill	5,673,064	235,551	5,908,615	$68,840	$2,858	$71,698
Accumulated impairment losses	(120,282)	-	(120,282)	(1,460)	-	(1,460)

	5,552,782	235,551	5,788,333	67,380	2,858	70,238

Acquisition	-	-	-	-	-	-

Impairment losses	-	-	-	-	-	-

Balance at March 31, 2012
Goodwill	5,673,064	235,551	5,908,615	68,840	2,858	71,698
Accumulated impairment losses	(120,282)	-	(120,282)	(1,460)	-	(1,460)
	¥5,552,782	¥235,551	¥5,788,333	$67,380	$2,858	$70,238

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

IIJ evaluated the remaining useful life of intangible assets as of March 31, 2010. IIJ observed that the customer attrition rate related to the customer relationships which had an indefinite useful life had been increasing through the year ended March 31, 2010, due to the scale down, withdrawal from certain businesses or bankruptcies. IIJ determined that customer relationships with a net carrying amount of ¥2,414,471 thousand as of March 31, 2010 have a remaining useful life of 25 years based on the recent and expected attrition rate and started to amortize on the straight-line basis from the beginning of the year ended March 31, 2011. In January 2011, IIJ re-evaluated the remaining useful life and amortization method of the customer relationships and determined that the remaining useful life is 19 years and the amortization method as a non-straight-line basis based on the pattern of expected future economic benefit. This change in the remaining useful life and the amortization method had an immaterial impact on income from operations, net income or any related per-share amounts for the year ended March 31, 2011.

The Company recorded an impairment loss of ¥97,791 thousand on licenses which are included in “General and administrative” expenses in the Company’s consolidated statement of income for the year ended March 31, 2011. The amount of the impaired licenses was included in the network service and systems integration business segment. The impairment was due to the decision to dissolve GDX which operated the related business using the licenses by the Company’s Board of Directors in March 2011. The Company applied the income approach based on the future cash flows to evaluate the impairment loss on the licenses.

The Company recorded ¥37,000 thousand ($449 thousand) of loss on impairment of the trademark right related to hi-ho in “Sales and marketing” expenses in the Company’s consolidated statement of income for the year ended March 31, 2012.  Because hi-ho recorded operating loss in current fiscal year and expects to record operating loss in next fiscal year, the Company recognized that the trademark might be impaired. The carrying value of the trademark exceeded its fair value and the impairment loss was recognized in an amount equal to the excess of the carrying amount of the trademark over the fair value of the trademark. The fair value of the trademark was calculated with the relief from royalty method. The amount of loss was included in the Network service and system integration business segment.

The impairment loss on goodwill included in the Network service and systems integration business segment for the year ended March 31, 2011 consisted of impairment losses of ¥20,282 thousand and ¥100,000 thousand on goodwill for GDX and IIJ-FS, respectively. Because of the decision for the dissolution of GDX and a shrinking business of IIJ-FS, the carrying amount of the subsidiary exceeded its fair value and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the implied fair values of goodwill. The fair values of the subsidiaries for the basis of determining the impairment loss of goodwill was calculated with the discounted cash flow method. No impairment of goodwill was recognized during the years ended March 31, 2010 and 2012.

On September 1, 2010, IIJ acquired a new subsidiary, IIJ-Global and recorded a customer relationship of ¥3,721,000 thousand and goodwill of ¥2,288,273 thousand through this acquisition. The customer relationship is amortized over its estimated useful life of 15 years based on the pattern of expected future economic benefit from the acquisition date, which is generally on non-straight-line basis based upon its expected future cash flows. The goodwill components were mainly a fair value of human resources and synergies and the goodwill was included in the network service and system integration business segment. ¥5,387,018 thousand of the recorded customer relationship and goodwill are deductible for tax purposes.

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

Refundable guarantee deposits as of March 31, 2011 and 2012 consist of as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012

Head office	¥1,473,811	1,470,812	17,847
Sales and subsidiaries offices	386,870	402,256	4,881
Others	29,115	26,747	325

Total refundable guarantee deposits	¥1,889,796	1,899,815	23,053

Lease expenses related to backbone lines for the years ended March 31, 2010, 2011 and 2012 amounted to ¥3,698,901 thousand, ¥3,688,077 thousand and ¥3,370,813 thousand ($40,903 thousand), respectively. Lease expenses for local access lines for the years ended March 31, 2010, 2011 and 2012, which are mainly attributable to Internet connectivity services and WAN services, amounted to ¥8,481,677 thousand, ¥16,881,778 thousand and ¥23,101,650 thousand ($280,326 thousand), respectively. Other lease expenses for the years ended March 31, 2010, 2011 and 2012 amounted to ¥8,159,661 thousand, ¥6,424,099 thousand and ¥5,949,230 thousand ($72,191 thousand), respectively.

The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥12,780 thousand, ¥12,313 thousand and ¥2,394 thousand ($29 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements.

The Company sold ATM equipment procured from third party vendors, which amounted to ¥255,960 thousand and ¥367,203 thousand ($4,456 thousand), to the leasing companies for the years ended March 31, 2011 and 2012, respectively, and concurrently entered into capital lease arrangements to lease the equipment back, which resulted in total lease payments of ¥276,503 thousand due by February 2016 and ¥398,652 thousand ($4,837 thousand) due by December 2016, related to the lease contracts made in the years ended March 31, 2011 and 2012, respectively.

The fair values of the assets upon execution of the capital lease arrangements and accumulated depreciation amounted to ¥17,294,421 thousand and ¥11,337,457 thousand at March 31, 2011 and ¥20,180,641 thousand ($244,881 thousand) and ¥12,846,091 thousand ($155,880 thousand) at March 31, 2012, respectively.

Lessee Future Minimum Lease Payments—As of March 31, 2012, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements and capital leases were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases

Year ending March 31:
2013	¥150,800	¥2,458,798	¥3,142,808	$1,830	$29,836	$38,136
2014	76,000	708,985	2,416,267	922	8,603	29,320
2015	1,914	411,522	1,779,089	23	4,994	21,589
2016		386,597	629,468		4,691	7,638
2017		379,257	37,503		4,602	455
2018 and thereafter		120,545	1,152		1,463	14

Total minimum lease payments	¥228,714	¥4,465,704	8,006,287	$2,775	$54,189	97,152

Less amounts representing interest			267,754			3,250

Present value of net minimum capital lease payments			7,738,533			93,902
Less current portion			2,997,292			36,370

Noncurrent portion			¥4,741,241			$57,532

Sales-Type Leases—The components of the net investment in sales-type leases as of March 31, 2011 and 2012 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012

Year ending March 31:
2013		¥475,915	$5,775
2014		380,993	4,623
2015		326,314	3,959
2016		247,280	3,001
2017		-	-

Total minimum lease payments to be received*	¥1,728,450	¥1,430,502	$17,358
Estimated residual value of leased property (unguaranteed)	215,917	-	-
Less unearned income	62,625	37,911	460
Net investment in sales-type leases	1,881,742	1,392,591	16,898
Less current portion	615,333	457,145	5,547
Non-current net investment in sales-type leases	¥1,266,409	¥935,446	$11,351

*Estimated executory costs, including profit thereon, of ¥293,352 thousand and ¥233,682 thousand ($2,836 thousand) were excluded from total minimum lease payments to be received as of March 31, 2011 and 2012, respectively.

10.      ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations are principally related to leasehold office premises and a data center which, at the end of the lease, the Company is contractually obligated to restore.

The movements in asset retirement obligations for the year ended March 31, 2011 and 2012 were as follows :

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012

Balance at beginning of the year	-	¥248,183	$3,012

Liabilities incurred	¥242,495	42,273	513
Liabilities settled	-	-	-
Accretion expense	5,688	8,627	104
Revision in estimated cash flows	-	-	-

Balance at end of the year	¥248,183	¥299,083	$3,629

11.      BORROWINGS

Short-term borrowings at March 31, 2011 and 2012 consist of bank overdrafts that bear fixed rate interest. The weighted average rates at March 31, 2011 and 2012 were 0.965% and 0.806%, respectively.

Long-term borrowings as of March 31, 2012 consisted of the following:

	Thousands of Yen	Thousands of U.S. Dollars
	2012	2012

Long-term installment payable at various dates through calendar 2014. Interest is payable at a variable rate based on Tokyo InterBank Offered Rate (TIBOR) which was 0.336% as of March 31, 2012. Weighted average interest rates were 1.026% at March 31, 2012.	¥3,000,000	$36,404

Less current portion	(1,010,000)	(12,256)

Long-term borrowings, less current portion	¥1,990,000	$24,148

Annual maturities of long-term borrowing for the years subsequent to March 31, 2012 are as follows:

	Thousands of Yen	Thousands of U.S. Dollars

Year ending March 31:
2013	¥1,010,000	$12,256
2014	1,010,000	12,256
2015	980,000	11,891
Total	¥3,000,000	$36,403

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral (or additional collateral) or a guarantor with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default.  The Company did not provide banks with any collateral for outstanding loans as of March 31, 2012.

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2012 was ¥7,470,000 thousand ($90,644 thousand).

12.      INCOME TAXES

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 41% for the years ended March 31, 2010, 2011 and 2012.

Income from operations before income tax expense and equity in net income of equity method investees and income tax expense for the years ended March 31, 2010, 2011 and 2012 consist of the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012

Income from operations before income tax expense and equity in net income of equity method investees:
Domestic	¥2,847,730	¥3,818,930	¥5,970,007	$72,443
Foreign	11,332	15,059	6,213	75
Total	¥2,859,062	¥3,833,989	¥5,976,220	$72,518
Income taxes―current:
Domestic	¥462,779	¥351,592	¥2,489,350	$30,207
Foreign	(87,108)	(2,770)	422	5
Total	¥375,671	¥348,822	¥2,489,772	$30,212
Income taxes―deferred:
Domestic	¥756,422	¥606,875	¥35,714	$433
Foreign	-	-	-	-
Total	¥756,422	¥606,875	¥35,714	$433

The Company has adopted  the consolidated tax declaration from the fiscal year ended March 31, 2009.

Amendments to Japanese tax regulations were enacted into law on November 30, 2011. As a result, normal Japanese effective statutory rates will be reduced to 38.3% from the fiscal year beginning April 1, 2012 and 35.9% from the fiscal year beginning April 1, 2015. The amount of deferred tax liabilities, net of deferred tax assets, as of March 31, 2012 decreased ¥110,381 thousand ($1,339 thousand) due to the amendments.

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2011 and 2012 was as follows:

	Thousands of Yen				Thousands of U.S. Dollars
	2011		2012		2012
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Unrealized gains on available-for-sale securities	-	¥115,848	-	¥147,043	-	$1,784
Capital leases	¥37,139	-	¥6,369	-	$77	-
Accrued expenses	621,684	-	739,404	-	8,972	-
Retirement and pension cost	416,375	-	648,240	-	7,866	-
Allowance for doubtful accounts	40,664	-	70,114	-	851	-
Depreciation	68,520	-	103,374	-	1,254	-
Net loss on other investments	373,743	-	354,714	-	4,304	-
Operating loss carryforwards	2,007,082	-	1,432,104	-	17,378	-
Transactions in transit*	-	57,094	-	53,798	-	653
Impairment loss on telephone rights	87,003	-	76,181	-	925	-
Accrued enterprise tax	101,111	-	171,358	-	2,079	-
Asset retirement obligation	101,755	-	107,371	-	1,303	-
Deferred revenue	163,414	-	260,411	-	3,160	-
Customer relationship		2,370,558	-	1,903,137	-	23,093
Tax deduction of goodwill	-	257,989	-	383,005	-	4,648
Excess of tax deductible goodwill over the reported amount of goodwill	1,170,620	-	808,944	-	9,816	-
Trademark	-	78,720	-	55,645	-	675
Other	354,025	132,107	242,000	157,220	2,937	1,908
Total	5,543,135	3,012,316	5,020,584	2,699,848	60,922	32,761
Valuation allowance	(2,145,575)	-	(2,008,886)	-	(24,377)	-

Total	¥3,397,560	¥3,012,316	¥3,011,698	¥2,699,848	$36,545	$32,761

*This item arises from transactions between IIJ and IIJ America, which were recorded in the different periods as a result of the difference in each company’s fiscal year-end.

As of March 31, 2011 and 2012, the valuation allowance for deferred tax assets related principally to operating loss carryforwards and net loss on other investments, at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥453,479 thousand, a decrease of ¥1,566,662 thousand and a decrease of ¥136,689 thousand ($1,659 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively.

As of March 31, 2012, IIJ and certain subsidiaries had tax operating loss carryforwards. These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2021 in Japan and December 31, 2028 in the United States of America as follows:

	Thousands of Yen
Year Ending March 31	Inhabitant and Enterprise Tax Subject to Consolidation Tax Filing	Others

2013	-	-
2014	-	-
2015	-	¥133,145
2016	-
2017 and thereafter	¥256,016	3,274,212

Total	¥256,016	¥3,407,357

Loss carryforwards in the United States of America, which amounted to ¥587,533 thousand ($7,129 thousand), was included in “Others.”

	Thousands of U.S. Dollars
Year Ending March 31	Inhabitant and Enterprise Tax Subject to Consolidation Tax Filing	Others

2013	-	-
2014	-	-
2015	-	$1,615
2016	-
2017 and thereafter	$3,107	39,731

Total	$3,107	$41,346

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2012 is as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012

Amount computed by using normal Japanese statutory tax rate	¥1,172,215	¥1,571,935	¥2,450,250	$29,732
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	187,591	146,060	81,115	984
Reversal of reserve for tax contingencies	(86,298)	(8,312)	-	-
Inhabitant tax―per capita	26,679	39,676	34,415	417
Expiration of operating loss carryforward	204,074	616,400	176,829	2,146
Change in valuation allowance*	(390,874)	(1,458,455)	(107,171)	(1,300)
Enterprise tax―not based on income	56,181	61,085	68,960	837
Tax rate change	-	-	(110,381)	(1,339)
Other—net	(37,475)	(12,692)	(68,531)	(832)

Income tax expense as reported	¥1,132,093	¥955,697	¥2,525,486	$30,645

*
Change in valuation allowance for the year ended March 31, 2011 included the release of the valuation allowance for the deferred tax assets of operating loss carryforward as of March 31, 2010, that were utilized during the year, which amounted to ¥131,319 thousand, which represents the net of the adjustment of the beginning-of -the year balance of the valuation allowance because of the acquisition of IIJ-Global, amounting to ¥308,197 thousand  and the expiration of operating loss carryforwards of ¥176,878 thousand.

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

In April 2010, the IRS and National Tax Agency Japan (“NTA”) reached a tentative settlement of the BAPA covering the intercompany transactions between IIJ and IIJ America. IIJ America identified liabilities for uncertain tax positions of ¥9,391 thousand, which is based on the difference between the actual transaction amounts among IIJ and IIJ America and the amount to be adjusted pursuant to the terms of the settlement of the BAPA.

In June 2010, the IRS and NTA finally reached a settlement of the BAPA.

In the year ended March 31, 2011, the unrecognized tax benefit of ¥9,391 thousand was reversed as a result of a settlement of the difference between the actual transaction and the terms of the BAPA. There was no amount of unrecognized tax benefit as of March 31, 2012.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Thousands of Yen
2011

Balance at April 1	¥9,391
Decrease due to the adjustment of the difference between the actual transaction and the terms of the BAPA	(8,951)
Translation adjustment	(440)
Balance at March 31	-

The Company does not reasonably expect that the unrecognized tax benefit will change significantly within the next twelve months.

The Company has open tax years subject to examination from the year ended March 31, 2004 in Japan and from the year ended December 31, 2006 in the United States of America.

13.      RETIREMENT AND PENSION PLANS

IIJ and certain subsidiaries had unfunded severance benefit and noncontributory defined benefit pension plans which together covered substantially all of their employees who were not directors. The pension plan is operated under the Defined Benefit Corporate Pension Law.

Effective March 31, 2009, IIJ introduced a defined contribution plan and transferred certain portions of the defined benefit pension plan to the defined contribution plan.

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

Net periodic pension cost for the years ended March 31, 2010, 2011 and 2012 included the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012

Service cost	¥395,920	¥421,771	¥467,583	$5,674
Interest cost	34,473	41,424	48,335	587
Expected return on plan assets	(17,128)	(26,085)	(27,086)	(329)
Amortization of transition obligation	322	369	369	4
Amortization of net actuarial loss	18,093	-	-	-
Effect of curtailment	(6,860)	-	-	-
Effect of settlement	(23,374)	-	-	-
Other	95,090	-	(12,632)	(153)

Net periodic pension cost	¥496,536	¥437,479	¥476,569	$5,783

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012

Net actuarial loss (gain)	¥(118,967)	¥3,324	¥39,083	$474
Amortization of net actuarial loss in net periodic pension cost	(18,093)	-	-	-
Amortization of transition obligation in net periodic pension cost	(322)	(369)	(369)	(4)
Effect of curtailment	(76,413)	-	-	-
Effect of settlement	(11,988)	-	-	-
Other	(95,090)	(6,316)	12,632	153

Amounts recognized in other comprehensive income	¥(320,873)	¥(3,361)	¥51,346	$623

Total net periodic pension cost and amounts recognized in other comprehensive income	¥175,663	¥434,118	¥527,915	$6,406

The change in benefit obligation and plan assets for the years ended March 31, 2011 and 2012 and the amounts recognized in the consolidated balance sheets as of March 31, 2011 and 2012 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012

Change in benefit obligation:
Benefit obligation at beginning of year	¥2,345,527	¥2,744,718	$33,306
Service cost	421,771	467,583	5,674
Interest cost	41,424	48,335	587
Actuarial loss (gain)	(32,318)	37,454	454
Benefit paid	(31,686)	(101,233)	(1,229)

Benefit obligation at end of year	2,744,718	3,196,857	38,792

Change in plan assets:
Fair value of plan assets at beginning of year	1,242,144	1,425,587	17,299
Actual return on plan assets	(9,558)	27,605	335
Employer contribution	209,995	250,969	3,045
Benefits paid	(16,994)	(48,788)	(592)

Fair value of plan assets at end of year	1,425,587	1,655,373	20,087

Funded status at end of year	¥(1,319,131)	¥(1,541,484)	$(18,705)

Amounts recognized in the consolidated balance sheets as of March 31, 2011 and 2012 consist of:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012

Accrued retirement and pension costs―current	-	-	-
Accrued retirement and pension costs―noncurrent	¥(1,319,131)	¥(1,541,484)	$(18,705)

Net amount recognized	¥(1,319,131)	¥(1,541,484)	$(18,705)

The accumulated benefit obligation for the Company’s defined benefit pension plans as of March 31, 2011 and 2012 was ¥1,699,740 thousand and ¥2,024,498 thousand ($24,566 thousand), respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥2,744,718 thousand and ¥1,425,587 thousand at March 31, 2011 and ¥3,196,857 thousand ($38,792 thousand) and ¥1,655,373 thousand ($20,087 thousand) at March 31, 2012, respectively. The aggregate accumulated benefit obligations of plans with no plan assets were ¥57,280 thousand and ¥65,239 thousand ($792 thousand) at March 31, 2011 and 2012, respectively.

Amounts recognized in accumulated other comprehensive income at March 31, 2011 and 2012 consist of:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012

Net actuarial loss	¥160,526	¥212,241	$2,575
Obligation at transition	1,842	1,473	18
Total	¥162,368	¥213,714	$2,593

The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 14 years and 21 years, respectively.

The estimated net actuarial loss and obligation at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in the fiscal year ending March 31, 2013 are zero and ¥369 thousand ($4 thousand), respectively.

Actuarial assumptions as of March 31:

	Benefit Obligations		Net Periodic Costs
	2011	2012	2010	2011	2012

Discount rate	1.8%	1.5%	1.6%	1.8%	1.8%
Expected long-term rate of return on plan assets			1.6	2.1	1.9
Rate of increase in compensation	3.4	3.3	3.5	3.5	3.4

The Company sets the discount rate assumption annually at March 31 based on high-quality fixed income securities that match the duration of the expected retirement benefits.

The basis for determining the long-term rate of returns is a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2013	¥70,505	$855.54
2014	73,336	889.89
2015	83,458	1,012.72
2016	96,270	1,168.18
2017	121,309	1,472.02
2018 - 2022	1,102,674	13,380.34

Total	¥1,547,552	$18,778.69

The Company expects to contribute ¥250,969 thousand ($3,045 thousand) to its defined benefit pension plan in the year ending March 31, 2013.

The Company’s defined contribution plan, which was established on April 1, 2009, covers substantially all its employees. The Company contributes monthly 1.6% of its employees’ base salaries to the plan. No employee contributions to the plan are allowed. Contributions to the plan were ¥45,018 thousand, ¥99,068 thousand and ¥109,224 thousand ($1,325 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively.

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

The projected allocation of the plan assets managed by the insurance company is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 63.0%, 35.0%, and 2.0% of the plan assets excluding pooled investment portfolios will be allocated to debt securities, equity securities and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. Fifty percent of the employer’s contribution to the plan during the year ending March 31, 2013 will be allocated to life insurance pooled investment portfolios and other 50% will be allocated to the aforementioned investments.

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

Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2011	Thousands of Yen
				Total
	Level 1	Level 2	Level 3	2011

Equity securities:
Japanese equity	¥192,960	-	-	¥192,960
U.S. equity	47,024	-	-	47,024
Other equity―developed countries	39,212	-	-	39,212
Total equity securities	279,196	-	-	279,196

Debt securities:
Japanese government and municipalities	-	¥290,931	-	290,931
Japanese corporate bonds―investment grade	-	73,839	-	73,839
U.S. government	-	48,881	-	48,881
Other government―developed countries	-	75,731	-	75,731
Residential mortgage-backed	-	13,084	-	13,084
Total debt securities	-	502,466	-	502,466

Other financial instruments*	-	587,094	-	587,094

Cash	56,831	-	-	56,831

Total assets at fair value	¥336,027	¥1,089,560	-	¥1,425,587

Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2012	Thousands of Yen
				Total
	Level 1	Level 2	Level 3	2012

Equity securities:
Japanese equity	¥235,933	-	-	¥235,933
U.S. equity	54,179	-	-	54,179
Other equity―developed countries	39,495	-	-	39,495
Total equity securities	329,607	-	-	329,607

Debt securities:
Japanese government and municipalities	-	¥337,885	-	337,885
Japanese corporate bonds―investment grade	-	93,030	-	93,030
U.S. government	-	58,760	-	58,760
Other government―developed countries	-	82,523	-	82,523
Residential mortgage-backed	-	23,627	-	23,627
Total debt securities	-	595,825	-	595,825

Other financial instruments*	-	692,613	-	692,613

Cash	37,328	-	-	37,328

Total assets at fair value	¥366,935	¥1,288,438	-	¥1,655,373

Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2012	Thousands of U.S. Dollars
				Total
	Level 1	Level 2	Level 3	2012

Equity securities:
Japanese equity	$2,863	-	-	$2,863
U.S. equity	658	-	-	658
Other equity―developed countries	479	-	-	479
Total equity securities	4,000	-	-	4,000

Debt securities:
Japanese government and municipalities	-	$4,100	-	$4,100
Japanese corporate bonds―investment grade	-	1,129	-	1,129
U.S. government	-	713	-	713
Other government―developed countries	-	1,001	-	1,001
Residential mortgage-backed	-	287	-	287
Total debt securities	-	7,230	-	7,230

Other financial instruments*	-	8,404	-	8,404

Cash	453	-	-	453

Total assets at fair value	$4,453	$15,634	-	$20,087

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

IIJ and a certain subsidiary participated in a contributory multi-employer pension plan, the Japan Computer Information Service Employee's Pension Fund (the "Multi-Employer Plan"), which covered substantially all of their employees.

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

Contributions due and paid during the years ended March 31, 2010, 2011 and 2012 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥218,324 thousand, ¥219,419 thousand and ¥214,987 thousand ($2,609 thousand), respectively. The Company’s contribution did not represent more than 5% of total contribution to the plan during the years ended March 31, 2010, 2011 and 2012.

The plan is not subject to a funding improvement and is funded more than 80% as of March 31, 2011. The total plan asset is ¥462,997,899 thousand ($5,618,225 thousand) as of March 31, 2012. It was difficult to obtain other additional information for the plan for the year ended March 31, 2012.

The amount of retirement benefits for retiring directors and company auditors must be approved by the shareholders.

IIJ has retirement plan for full-time company auditors. The Company recorded a liability for retirement benefit for company auditors of ¥1,020 thousand and ¥2,350 thousand ($29 thousand), which would be required if they were all to retire at March 31, 2011 and 2012, respectively.

IIJ had retirement benefit plan for full-time directors, which was abolished in June 2011. The allowance for retirement benefit amounted to ¥255,330 thousand ($3,098 thousand) in consideration of their services made up to the date of abolition of the plan, and this amount will be reserved until the each directors’ retirement dates. IIJ’s subsidiary also has a retirement benefit plan for full-time directors. The Company recorded a liability for retirement benefit for full-time directors of ¥246,899 thousand and ¥261,849 thousand ($3,177 thousand), which would be required if they were all to retire at March 31, 2011 and 2012, respectively.

The retirement benefits paid to retired directors and company auditors were ¥122,230 thousand and ¥20,030 thousand for the years ended March 31, 2010 and 2011, respectively.

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

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in IIJ’s general books of account prepared using accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings shown in IIJ’s general books of account amounted to ¥14,463,604 thousand ($175,508 thousand) at March 31, 2012.

On June 26, 2009, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2009 of ¥1,000 per share or in the aggregate amount of ¥202,544 thousand.

On November 13, 2009, the Board of Directors of IIJ resolved the payment of cash dividend to shareholders of record at September 30, 2009 of ¥1,000 per share or in the aggregate amount of ¥202,544 thousand.

On June 25, 2010, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2010 of ¥1,250 per share or in the aggregate amount of ¥253,180 thousand.

On November 15, 2010, the Board of Directors of IIJ resolved the payment of cash dividend to shareholders of record at September 30, 2010 of ¥1,250 per share or in the aggregate amount of ¥253,355 thousand.

On June 28, 2011, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2011 of ¥1,500 per share or in the aggregate amount of ¥304,026 thousand ($3,689 thousand).

On November 8, 2011, the Board of Directors of IIJ resolved the payment of cash dividend to shareholders of record at September 30, 2011 of ¥1,500 per share or in the aggregate amount of ¥304,026 thousand ($3,689 thousand).

Stock Option Plans
In August 2001, IIJ granted 395 options to 44 directors and employees.  The options became fully vested on June 28, 2003 and were exercisable for eight years from that date.

The following table summarizes the transactions of above stock option plans for the year ended March 31, 2012:

			Yen
	Number of Options	Number of Shares	Weighted Average Exercise Price per Common Shares

Unexercised options outstanding—March 31, 2011	295	1,475	¥334,448
Options granted	-	-	-
Options exercised	-	-	-
Options forfeited	295	1,475	334,448

Unexercised options outstanding—March 31, 2012	-	-	-

On May 26, 2011, IIJ’s board of directors resolved to introduce stock compensation –type stock options for executive officers of IIJ. On June 28, 2011, IIJ’s ordinary general meeting of shareholders approved the introduction of stock compensation type stock options for directors of IIJ. Stock compensation-type stock options, which is a stock acquisition right entitling its holder to acquire shares upon the exercise of a stock acquisition right at an exercise price of one yen per share, were allocated to directors and executive officers as a substitution for the retirement allowance plan for them and to further promote their motivation and incentives to contribute to the enhancement of the mid- to long- term continuous business performance and corporate value.

The stock acquisition rights become exercisable after a service period of one year and are exercisable up to 29 years from the date of vested.  The stock acquisition rights may be exercised only within 10 days from the day immediately following the day on which the person loses his or her position as either a director or an executive officer.  The fair value per share at the date of grant was ¥259,344 ($3,147). The fair value of stock acquisition rights used to recognize compensation expense for the fiscal year ended March 31, 2012 was estimated using the Black-Scholes option-pricing model with the following assumptions:

2012

Assumptions:
Risk-free interest rate	1.614%
Expected lives	15 years
Expected volatility	59.892%
Expected dividends	0.924%

A summary of the activities regarding the stock acquisition rights plan for the year ended March 31, 2012 is as follows:

		Yen	Years	Thousand of Yen
	Number of Options	Exercise Price	Remaining Life	Total Intrinsic Value

Unexercised options outstanding—March 31, 2011	-	-
Granted	138	1
Exercised	-	-
Forfeited or expired	-	-
Unexercised options outstanding—March 31, 2012	138	1	29.29	¥40,862

Exercisable options—March 31, 2012	-	-
Expected to vest after July 13, 2012	138	1	29.29	¥40,862

The Company recognized compensation expense on a straight-line basis over the requisite service period. The Company recognized ¥26,843 thousand ($326 thousand) as compensation expense for the fiscal year ended March 31, 2012. The unrecognized expense of ¥8,946 thousand ($109 thousand)  is expected to be recognized over next 3 months.

IIJ acquired additional shares issued by Trust Networks for ¥589,950 thousand during the fiscal year ended March 31, 2011. During the fiscal year ended March 31, 2012, IIJ acquired noncontrolling interests of GDX for ¥5 thousand($0 thousand), and GDX became a wholly owned subsidiary of IIJ. IIJ also acquired additional shares issued by Trust Networks for ¥300,000 thousand ($3,640 thousand) during the fiscal year ended March 31, 2012. IIJ had owned controlling interests of both subsidiaries, and the decrease in IIJ’s shareholders ownership interest due to the acquisitions of the additional shares were accounted for as a capital transaction in accordance with ASC Topic 810-10-65, “Consolidation―Noncontrolling Interests in Consolidated Financial Statements―an amendment of ARB No.51.”

Net income attributable to IIJ’s shareholders and transfers to the noncontrolling interest
The following schedule represents the effects of changes in IIJ’s ownership interest in its subsidiaries in the Company’s shareholder’s equity for the years ended March 31, 2011 and 2012.

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012

Net income attributable to IIJ	¥3,203,368	¥3,640,963	$44,181
Transfers to the noncontrolling interest
Decrease in additional paid-in capital for purchase of Trust Networks and GDX common shares	(147,346)	(85,437)	(1,036)

Change from net income attributable to IIJ and transfers to noncontrolling interest	¥3,056,022	¥3,555,526	$43,145

15.      OTHER COMPREHENSIVE INCOME

The changes in each component of other comprehensive income (loss) for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Thousands of Yen
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount

Year ended March 31, 2010:
Foreign currency translation adjustments	¥2,739	-	¥2,739
Unrealized holding gain (loss) on securities:
Amount arising during the period	243,390	¥(99,789)	143,601
Less: Reclassification adjustments for gains included in net income	(29,217)	11,979	(17,238)
Release of deferred tax asset valuation allowance*	-	87,810	87,810
Net unrealized holding gain during the period	214,173	-	214,173
Defined benefit pension plans:
Amount arising during the period	118,967	(8,572)	110,395
Less: Reclassification adjustments for losses included in net income	18,415	(3,402)	15,013
Less: Reclassification adjustments on effect of curtailment and settlement	88,401	(36,331)	52,070
Less: Other	95,090	-	95,090
Net defined benefit pension plans	320,873	(48,305)	272,568

Other comprehensive income (loss)	¥537,785	¥(48,305)	¥489,480

Year ended March 31, 2011:
Foreign currency translation adjustments	¥(43,435)	-	¥(43,435)
Unrealized holding gain (loss) on securities:
Amount arising during the period	(53,702)	¥22,018	(31,684)
Less: Reclassification adjustments for gains included in net income	(77,570)	31,803	(45,767)
Recognition of tax expense	-	(167,634)	(167,634)
Net unrealized holding gain (loss) during the period	(131,272)	(113,813)	(245,085)
Defined benefit pension plans:
Amount arising during the period	(3,324)	1,363	(1,961)
Less: Reclassification adjustments for losses included in net income	6,685	(2,741)	3,944
Release of deferred tax asset valuation allowance	-	32,634	32,634
Net defined benefit pension plans	3,361	31,256	34,617

Other comprehensive loss	¥(171,346)	¥(82,557)	¥(253,903)

	Thousands of Yen
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount

Year ended March 31, 2012:
Foreign currency translation adjustments	¥(9,539)	-	¥(9,539)
Unrealized holding gain (loss) on securities:
Amount arising during the period	56,384	¥(20,242)	36,142
Less: Reclassification adjustments for losses included in net income	91,064	(37,336)	53,728
Other		12,875	12,875
Net unrealized holding gain (loss) during the period	147,448	(44,703)	102,745
Defined benefit pension plans:
Amount arising during the period	(39,083)	14,030	(25,053)
Less: Reclassification adjustments for gains included in net income	(12,263)	5,711	(6,552)
Net defined benefit pension plans	(51,346)	19,741	(31,605)

Other comprehensive income (loss)	¥86,563	¥(24,962)	¥61,601

	Thousands of U.S. Dollars
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount

Year ended March 31, 2012:
Foreign currency translation adjustments	$(116)	-	$(116)
Unrealized holding gain (loss) on securities:
Amount arising during the period	684	$(246)	438
Less: Reclassification adjustments for losses included in net income	1,105	(453)	652
Other	-	158	158
Net unrealized holding gain (loss) during the period	1,789	(541)	1,248
Defined benefit pension plans:
Amount arising during the period	(474)	170	(304)
Less: Reclassification adjustments for gains included in net income	(149)	69	(80)
Net defined benefit pension plans	(623)	239	(384)

Other comprehensive income (loss)	$1,050	$(302)	$748

* The release of the deferred tax asset valuation allowance has resulted from unrealized gains on available-for-sale securities.

The components of accumulated other comprehensive income (loss) at March 31, 2011 and 2012 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012

Foreign currency translation adjustments	¥(124,624)	¥(134,163)	$(1,627)
Unrealized holding gain on securities	135,951	238,696	2,896
Defined benefit pension plans	(96,461)	(128,066)	(1,554)

Total	¥(85,134)	¥(23,533)	$(285)

16.      BASIC AND DILUTED NET INCOME PER COMMON SHARE

Basic and diluted net income attributable to Internet Initiative Japan Inc. per common share computation for three years ended March 31, 2010, 2011 and 2012 is as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Numerator―
Net income attributable to Internet Initiative Japan Inc.―basic and diluted	¥2,234,138	¥3,203,368	¥3,640,963	$44,181

	Number of Shares
	2010	2011	2012
Denominator:
Weighted-average common shares outstanding―basic	202,544	202,644	202,684
Dilutive effect of stock options			98
Weighted-average common shares outstanding―diluted	202,544	202,644	202,782

	Yen			U.S. Dollars
	2010	2011	2012	2012

Basic net income attributable to Internet Initiative Japan Inc. per common share	¥11,030	¥15,808	¥17,964	$218

Diluted net income attributable to Internet Initiative Japan Inc. per common share	¥11,030	¥15,808	¥17,955	$218

For the years ended March 31, 2010 and 2011, potentially dilutive shares were excluded from the computation of diluted net income attributable to Internet Initiative Japan Inc. because the exercise prices of the options were greater than the average market price of the common shares.

Diluted net income attributable to Internet Initiative Japan Inc. per share does not include the effects of the following potential common shares:

	Year Ended March 31
	2010	2011	2012

Shares issuable under stock options	2,500	1,475	-

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

In December 2001, a class action complaint alleging violations of the federal securities laws in the United States of America was filed against IIJ, naming IIJ, certain of its officers and directors and underwriters of IIJ’s initial public offering as defendants. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinated proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of IIJ’s initial public offering violated the securities laws (i) by failing to disclose in the offering's registration statement certain alleged compensation arrangements entered into with the underwriters' clients, such as undisclosed commissions or tie in agreements to purchase stock in the aftermarket, and (ii) by engaging in manipulative practices to artificially inflate the price of IIJ's stock in the aftermarket subsequent to the initial public offering. On July 15, 2002, IIJ joined in an 'omnibus' motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. On February 19, 2003, the Court ruled on the motions to dismiss. The Court granted IIJ’s motion to dismiss the claims against it under Rule 10b-5 promulgated under the Exchange Act due to the insufficiency of the allegations against IIJ.  The motions to dismiss the claims under Section 11 of the Securities Act were denied for virtually all of the defendants in the consolidated cases, including IIJ. In June 2003, IIJ conditionally approved a proposed partial settlement with the plaintiffs in this matter. IIJ, along with the settling issuer defendants, filed a motion seeking the court's preliminary approval of the settlement. The settlement would have provided, among other things, a release of IIJ and of the individual officer and director defendants for the alleged wrongful conduct in the amended complaint in exchange for a guarantee from IIJ’s insurers regarding recovery from the underwriter defendants and other non-monetary consideration from IIJ. While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The District Court directed that the litigation proceed with a number of “focus cases” rather than all of the 310 cases that had been consolidated. IIJ’s case is not one of these focus cases. On October 13, 2004, the District Court certified the focus cases as class actions in the ongoing litigation. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the District Court’s class certification decision. On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including IIJ, informed the District Court that the settlement could not be approved, because the defined settlement class, like the litigation class, could not be certified. On June 25, 2007, the District Court entered an order terminating the proposed settlement. On August 14, 2007, the plaintiffs filed their second consolidated amended complaints against the six focus cases and on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the District Court denied the motions to dismiss except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period.  The motion for class certification was withdrawn without prejudice on October 10, 2008. On February 25, 2009, liaison counsel for the plaintiffs informed the District Court that a settlement had been agreed to in principle, subject to formal approval by the parties, and preliminary and final approval by the District Court. On April 2, 2009, a stipulation and agreement of settlement among the plaintiffs, issuer defendants and underwriter defendants was submitted to the District Court for preliminary approval. This global settlement requires no financial contribution from IIJ. The District Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the District Court entered an opinion granting final approval to the settlement which required no financial obligation from the Company and directing that the Clerk of the Court close the cases. Appeals of the opinion granting final approval were filed, all of which have been dismissed or settled by January 2012. Consequently, there is not a reasonable possibility that a loss may be incurred for our class action lawsuit.

In addition to the foregoing, the Company is involved in litigation and claims arising in the ordinary course of business. In evaluating the matter on an ongoing basis, the Company takes into account amounts already accrued on the balance sheet.  The Company believes that  an exposure to loss does not exist in excess of the amount accrued and the negative adverse outcome of such litigation and claims would not have a significant impact on the consolidated financial position or results of operations.

On September 1, 2010, IIJ-Global entered into a Solutions Engagement Agreement with IBM Japan Ltd,   IIJ-Global’s largest sales partner. This agreement, which establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, contains indemnification for IIJ-Global to perform services, functions, responsibilities and others in a way that were being performed by AT&T Japan.

In May 2006, January 2007 and January 2008, IIJ made agreements (three agreements in total) for investing in funds which invest in mainly unlisted stocks with an investment advisory company. IIJ committed to provide up to $5 million for each fund ($15 million in total) upon the request of the fund until June 30, 2020. IIJ has provided a total of ¥1,000,000 thousand ($12,134 thousand) to them as of March 31, 2012. The amounts invested in their funds were recorded as other investments in the Company’s consolidated balance sheets.

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

	Thousands of Yen				Thousands of U.S. Dollars
	2011		2012		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other investments for which it is:
Practicable to estimate fair value	¥740,518	¥740,518	¥860,914	¥860,914	$10,447	$10,447
Not practicable	2,053,528	-	2,077,232	-	25,206	-
Noncurrent refundable insurance policies (other assets)	99,627	99,627	63,282	63,282	768	768

Other investments for which it is practicable to estimate fair value are available-for-sales equity securities disclosed in Note 4.

Other investments for which it is not practicable to estimate fair value were comprised of non-marketable equity securities of ¥1,233,443 thousand and investments in funds of ¥820,085 thousand as of March 31, 2011 and non-marketable equity securities of ¥1,141,761 thousand ($13,855 thousand) and investments in funds of ¥935,471 thousand ($11,351 thousand) as of March 31, 2012.

Cash at March 31, 2011 and 2012 included U.S. dollar denominated current bank deposits of ¥443,952 thousand and ¥529,178thousand ($6,421 thousand), respectively.

19.      FAIR VALUE MEASUREMENTS

ASC Topic 820, “Fair Value Measurement” defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

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

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2012.

Assets Measured at Fair Value on a Recurring Basis

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2011 and 2012, respectively, consistent with the fair value hierarchy provisions of  ASC Topic 820.

	Thousands of Yen
				Total
	Level 1	Level 2	Level 3	2011
March 31, 2011

Assets―
Available-for-sale securities―equity securities	¥740,518	-	-	¥740,518

	Thousands of Yen
				Total
March 31, 2012	Level 1	Level 2	Level 3	2012

Assets―
Available-for-sale securities―equity securities	¥860,914	-	-	¥860,914

	Thousands of U.S. Dollars
				Total
March 31, 2012	Level 1	Level 2	Level 3	2012

Assets―
Available-for-sale securities―equity securities	$10,447	-	-	$10,447

Available-for-sale securities are comprised of marketable securities, which are listed on Japan, the United States of America and Hong Kong securities market and are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Assets Measured at Fair Value on a Nonrecurring Basis

	Thousands of Yen
March 31, 2011	Level 1	Level 2	Level 3	Impairment Loss

Assets:
Non-marketable securities―equity securities	-	-	¥85,892	¥166,698
Goodwill	-	-	90,162	120,282
Licenses	-	-	-	97,791
	-	-	¥176,054	¥384,771

	Thousands of Yen
March 31, 2012	Level 1	Level 2	Level 3	Impairment Loss

Assets:
Non-marketable securities―equity securities	-	-	¥28,319	¥71,681
Trademark	-	-	155,000	37,000
	-	-	¥183,319	¥108,681

	Thousands of U.S. Dollars
March 31, 2012	Level 1	Level 2	Level 3	Impairment Loss

Assets:
Non-marketable securities―equity securities	-	-	$343	$870
Trademark	-	-	1,881	449
	-	-	$2,224	$1,319

In accordance with the provisions of ASC 325-20, “Investments―Other,” we review the carrying values of our investments when events and circumstances warrant. This review requires the comparison of the fair values of our investments to their respective carrying values.

Non-marketable equity securities with a carrying amount of ¥252,590 thousand and ¥100,000 thousand ($1,213thousand), which were included in other investments in the balance sheets, were written down to their fair value of ¥85,892 thousand and ¥28,319 thousand ($343 thousand), resulting in an other-than-temporary impairment charge of ¥166,698 thousand and ¥71,681 thousand ($870 thousand), which were included in earnings for the years ended March 31, 2011 and 2012, respectively. All impaired non-marketable investments were classified as Level 3 instruments and the Company used the unobservable inputs to these investments.  The fair value was determined as a result of considering various unobservable inputs, including expectation of future income of the investees, net asset value of the investees, and material unrealized losses to be considered in assets and liabilities held by the investees.

Goodwill for GDX and IIJ-FS with a carrying amount of ¥20,282 thousand and ¥190,162 thousand, respectively, were written down to fair value of zero and ¥90,162 thousand, resulting in impairment charge of ¥20,282 thousand  and ¥100,000 thousand, which were included in the Company’s statement of income for the year ended March 31, 2011. Because of the decision to dissolve GDX and a shrinking business of IIJ-FS, the carrying amount of the subsidiaries exceeded its fair value and the impairment losses were recognized in an amount equal to the excess of the carrying amount of goodwill over the implied fair values of goodwill. All impaired goodwill was classified as Level 3 instruments and the Company uses unobservable inputs to measure the fair value of the goodwill. The discounted future cash flows did not support the carrying value of the goodwill, due to poor future prospects for the businesses.

As a result of the aforementioned decision of the dissolution of GDX, the licenses of GDX, which were not expected to be used, with a carrying amount of ¥97,791 thousand were written down to zero, resulting in impairment charge of ¥97,791 thousand, which was included in the Company’s statement of income for the year ended March 31, 2011. The impaired licenses were classified as Level 3 instruments and the Company used the unobservable inputs to the licenses. Key inputs included future cash flows.

The trademark right related to hi-ho with a carrying amount of ¥192,000 thousand ($2,330 thousand) was written down to fair value of ¥155,000 thousand ($1,881 thousand), resulting in impairment charge of ¥37,000 thousand ($449 thousand), which was included in the Company’s statement of income for the year ended March 31, 2012. The impaired trademark was classified as Level 3 instruments and the Company used unobservable inputs’ such as expected future income to the trademark.

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

Network service and systems integration business segment comprises revenues from network services, systems integration and equipment sales.

ATM operation business segment comprises revenues from ATM operation business.

Revenues:

	Thousands of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012

Network service and systems integration business:
Customers	¥67,799,723	¥81,901,632	¥95,990,449	$1,164,791
Intersegment	428,560	455,230	506,030	6,141
Total	68,228,283	82,356,862	96,496,479	1,170,932
ATM operation business:
Customers	206,657	516,574	1,324,156	16,068
Intersegment	-	-	-	-
Total	206,657	516,574	1,324,156	16,068

Elimination	428,560	455,230	506,030	6,141
Consolidated total	¥68,006,380	¥82,418,206	¥97,314,605	$1,180,859

Segment Profit or Loss:

	Thousands of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012

Operating income (loss):
Network service and systems integration business	¥4,435,207	¥4,812,926	¥6,631,476	$80,469
ATM operation business	(1,001,166)	(642,877)	(194,264)	(2,357)
Elimination	22,456	29,007	83,729	1,016
Consolidated total	¥3,411,585	¥4,141,042	¥6,353,483	$77,096

Segment Assets:

	Thousands of Yen		Thousands of U.S. Dollars
	2011	2012	2012

Segment assets:
Network service and systems integration business	¥69,921,379	¥71,749,633	$870,642
ATM operation business	1,551,610	1,743,613	21,158
Elimination	-
Consolidated total	¥71,472,989	¥73,493,246	$891,800

Other significant items:

	Thousands of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012

Depreciation and amortization:
Network service and systems integration business	¥5,287,887	¥5,777,683	¥7,006,576	$85,021
ATM operation business	18,939	38,351	137,055	1,663
Consolidated total	¥5,306,826	¥5,816,034	¥7,143,631	$86,684

For information regarding the goodwill and the other intangible assets impairment losses, see Note 8, “Goodwill and Other intangible assets.”

Transfers between reportable businesses are made at market-based prices. Operating income (loss) is operating revenue less costs and operating expenses.

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

There have been no revenue from transactions with a single external customer amounting to 10% or more of the Company’s revenues for the years ended March 31, 2010 and 2011. Revenue from one customer, which is IBM Japan, Ltd., of the Company’s network service and system integration business segment represents ¥14,396,722 thousand ($174,696 thousand) of the Company’s consolidated revenue.

21.      ADVERTISING EXPENSES

Advertising expenses incurred during the years ended March 31, 2010, 2011 and 2012 related primarily to advertisements in magazines, journals and newspapers and amounted to ¥467,813 thousand, ¥406,910 thousand and ¥563,051thousand ($6,832 thousand), respectively.

22.      RELATED PARTY TRANSACTIONS

NTT and its subsidiary own 29.4% IIJ's outstanding common shares and 29.9% of IIJ's voting shares as of March 31, 2012.

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

The amounts of balances as of March 31, 2011 and 2012 and transactions of the Company with NTT and its subsidiaries for the each of the three years in the period ended March 31, 2012, are summarized as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012

Accounts receivable	-	¥145,936	¥191,925	$2,329
Accounts payable	-	2,383,022	1,800,922	21,853
Revenues	911,622	991,465	895,189	10,863
Costs	11,304,222	14,949,352	14,225,717	172,621

As for balances and transactions with equity method investees, refer to Note 6, “Investments in Equity Method Investees.”

23.      SUBSEQUENT EVENTS

On June 27, 2012, IIJ’s shareholders approved the payment of cash dividend to shareholders of record at March 31, 2012 of ¥1,750 ($21.24) per share or in the aggregate amount of ¥354,697 thousand ($4,304 thousand).

* * * * * *