Form 20-F
period 2013-03-31
INTERNET INITIATIVE JAPAN INC
filed 2013-06-28
CIK 1090633

As filed with the Securities and Exchange Commission on June 28, 2013
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2013
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Natsuko Kiyoshi, +81-3-5259-6500, +81-3-5205-6311,
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
As of March 31, 2013, 41,295,600 shares of common stock were outstanding, including 1,234,200 shares represented by an aggregate of 2,468,400 American Depositary Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [  ]     No [x]
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [  ]     No [x]
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
Yes [x]     No [  ]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer [  ]     Accelerated Filer [x]     Non-Accelerated Filer [  ]
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
[x] U.S. GAAP
[  ] International Financial Reporting Standards as issued by the International Accounting Standards Board
[  ] Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [  ]     Item 18 [  ]
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [  ]     No [x]

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
References in this annual report to “yen” or “¥” are to Japanese yen, references to “U.S. dollars” or “$” are to United States dollars and references to “£” are to United Kingdom pounds sterling.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

You should read the selected consolidated financial data below together with Item 5. “Operating and Financial Review and Prospects”, of this annual report on Form 20-F and our consolidated financial statements and the notes to our consolidated financial statements beginning on page F-1. The consolidated statement of income data and per share and American Depositary Shares (“ADS”) data below for the fiscal years ended March 31, 2009, 2010, 2011, 2012 and 2013, the consolidated balance sheet data below as of March 31, 2009, 2010, 2011, 2012 and 2013 and consolidated statements of cash flows for the fiscal years ended March 31, 2009, 2010, 2011, 2012 and 2013 under operating data below are derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm.

	As of and for the fiscal year ended March 31,
	2009	2010	2011	2012	2013	2013
	(millions of yen, except per share and ADS data)					(thousands of U.S. dollars, except per share and ADS data (1) )
Statement of Income Data:
REVENUES:
Network services:
Internet connectivity services (corporate use)	¥13,142	¥13,847	¥14,005	¥14,707	¥16,027	$170,212
Internet connectivity services (home use)	6,538	6,854	6,525	5,717	5,466	58,052
WAN services	2,455	2,553	16,100	25,667	25,168	267,294
Outsourcing services	12,941	13,718	15,032	17,319	18,571	197,224
Total	35,076	36,972	51,662	63,410	65,232	692,782
Systems integration:
Systems construction	14,658	11,354	11,937	11,997	15,825	168,064
Systems operation and maintenance	18,989	18,717	17,507	19,472	21,380	227,062
Total	33,647	30,071	29,444	31,469	37,205	395,126
Equipment sales	985	756	796	1,112	1,491	15,834
ATM operation business	23	207	516	1,324	2,320	24,640
Total revenues	69,731	68,006	82,418	97,315	106,248	1,128,382

COST AND EXPENSES:
Cost of network services	29,318	30,533	41,678	49,985	50,692	538,362
Cost of systems integration	25,543	21,904	22,467	24,979	30,425	323,118
Cost of equipment sales	863	649	683	980	1,318	14,001
Cost of ATM operation business	422	964	1,000	1,382	1,959	20,812
Total cost	56,146	54,050	65,828	77,326	84,394	896,293
Sales and marketing	4,631	5,405	6,616	7,947	8,059	85,583
General and administrative	5,622	4,826	5,479	5,300	5,632	59,817
Research and development	415	313	354	389	410	4,354
Total cost and expenses	66,814	64,594	78,277	90,962	98,495	1,046,047
OPERATING INCOME	2,917	3,412	4,141	6,353	7,753	82,335

OTHER INCOME (EXPENSES):
Dividend income	58	20	44	48	47	500
Interest income	45	29	23	35	26	273
Interest expense	(408)	(306)	(268)	(299)	(287)	(3,051)
Other — net	(578)	(296)	(106)	(161)	218	2,323
Other income (expenses) — net	(883)	(553)	(307)	(377)	4	45

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	2,034	2,859	3,834	5,976	7,757	82,380
INCOME TAX EXPENSE	1,002	1,132	956	2,525	2,608	27,693
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	35	159	123	124	168	1,784
NET INCOME	1,067	1,886	3,001	3,575	5,317	56,471
LESS: NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	352	348	202	66	(16)	(177)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥1,419	¥2,234	¥3,203	¥3,641	¥5,301	$56,294

	As of and for the fiscal year ended March 31,
	2009	2010	2011	2012	2013	2013
	(millions of yen, except per share and ADS data)					(thousands of U.S. dollars, except per share and ADS data (1) )
Per Share and ADS Data:
Basic net income attributable to IIJ per common share (2)	¥34.59	¥55.15	¥79.04	¥89.82	¥130.76	$1.39
Diluted net income attributable to IIJ per common share (2)	34.58	55.15	79.04	89.78	130.65	1.39
Basic net income attributable to IIJ per ADS equivalent	17.29	27.58	39.52	44.91	65.38	0.69
Diluted net income attributable to IIJ per ADS equivalent	17.29	27.58	39.52	44.89	65.33	0.69

Cash dividends declared per share:
Japanese Yen(2)	¥10.00	¥11.25	¥13.75	¥16.25	¥18.75
U.S. Dollars (2) (3)	$0.10	$0.12	$0.17	$0.20	$0.22
Basic weighted average number of shares (2)	41,033,000	40,508,800	40,528,800	40,536,800	40,536,800
Diluted weighted average number of shares (2)	41,039,000	40,508,800	40,528,800	40,556,400	40,572,600
Basic weighted average number of ADS equivalents (thousands)	82,066	81,018	81,058	81,074	81,074
Diluted weighted average number of ADS equivalents (thousands)	82,078	81,018	81,058	81,113	81,145

Balance Sheet Data:
Cash and cash equivalents	¥10,188	¥8,764	¥13,314	¥13,537	¥12,259	$130,192
Total assets (4)	52,301	52,096	71,473	73,493	82,111	872,040
Short-term borrowings	7,350	4,450	13,430	9,000	9,400	99,830
Long-term borrowings, including capital lease obligations:
Current portion	3,272	2,730	2,788	4,007	4,515	47,955
Noncurrent portion	4,866	3,658	3,627	6,731	6,350	67,443
Common stock	16,834	16,834	16,834	16,834	16,834	178,779
Total IIJ shareholders’ equity	25,169	27,320	29,652	32,688	37,607	399,392

Operating Data:
Capital expenditures, including capitalized leases (5)	¥7,006	¥5,584	¥6,752	¥10,917	¥10,405	$110,504

Operating margin ratio (6)	4.2%	5.0%	5.0%	6.5%	7.3%

Net cash provided by (used in):
Operating activities	¥8,631	¥9,621	¥12,564	¥11,659	¥9,639	$102,366
Investing activities	(3,328)	(3,788)	(13,493)	(5,954)	(5,946)	(63,147)
Financing activities	(6,573)	(7,238)	5,521	(5,464)	(4,996)	(53,056)
_________________
(1)
The U.S. dollar amounts represent translation of yen amounts at the rate of ¥94.16 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 29, 2013.

(2)	We conducted a 1 to 200 stock split on common stock with an effective date of October 1, 2012. The figures are retroactively adjusted to reflect the stock split.
(3)	The dividends per share were translated into U.S. dollars at the relevant record date.
(4)	Total Assets as of March 31, 2010 has been corrected.
(5)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure can be found in the following page.
(6)	Operating income as a percentage of total revenues.

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

	For the fiscal year ended March 31,
	2009	2010	2011	2012	2013
	(millions of yen)
Capital expenditures:
Acquisition of assets by entering into capital leases	¥4,015	¥2,330	¥2,913	¥4,750	¥4,816
Purchases of property and equipment	2,991	3,254	3,839	6,167	5,589
Total capital expenditures	¥7,006	¥5,584	¥6,752	¥10,917	¥10,405

Exchange Rates

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of IIJ shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of IIJ ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥94.16 per U.S. $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 29, 2013. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

The following table presents the noon buying rates for Japanese yen per U.S. $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal year ended March 31, (1)	High	Low	Average(2)	Period-end
2009	¥110.48	¥87.80	¥100.85	¥99.15
2010	100.71	86.38	92.51	93.40
2011	94.68	78.74	85.02	82.76
2012	85.26	75.72	78.83	82.41
2013	96.16	77.41	82.96	94.16

Calendar year 2013
January	¥91.28	¥86.92	¥89.06	¥91.28
February	93.64	91.38	93.00	92.36
March	96.16	93.32	94.77	94.16
April	99.61	92.96	97.76	97.52
May	103.52	97.28	100.92	100.83
June (through June 14 2013)	100.15	94.29	97.31	94.34

_____________________
(1)
For December 2008 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the exchange rate refers to the foreign exchange rate as set forth in the H.10 statistical release and historical data of the Board of Governors of the Federal Reserve System.

(2)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.

The noon buying rate on June 14, 2013 was ¥94.34 per $1.00.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our business is principally conducted in Japan and most of our revenues are from customers operating in Japan. If the Japanese economy deteriorates and that results in significantly lower levels of network and systems related investment and expenditures, corporate customers may respond to such conditions by prioritizing low prices over quality, or we may experience cancellation of large accounts, or intermittent power supply. Such conditions may also make it difficult to maintain our current level of revenues and margins, or achieve our expected revenues and profits, or payout our target dividends.

In addition to factors related to general economic conditions in Japan, we may not be able to maintain our current level of revenues and profits or achieve our expected levels of revenues and profits due to several other factors, including, but not limited to:

•
a decrease in revenues from our Internet connectivity services for corporate and home use and WAN services because of price reduction pressure and the cancellation of large accounts, due, for example, to a severe price competition, a continued demand by corporate users to cut down costs or a tough competition regarding customer acquisition in a matured consumer market,

•
a decrease in revenues from our outsourcing services if we fail to successfully differentiate our services from those of our competitors, or fail to provide our customers with competitive total network solutions, or if the service prices fall dramatically, due, for example, to severe price competition,

•
a decrease in revenues from systems operation and maintenance if the number and the size of systems construction projects which contain continuous systems operation and maintenance work decrease, if we fail to successfully differentiate our technical skills from those of our competitors, if the average revenue per project decreases, if large accounts are cancelled or scaled-down or if service prices fall dramatically, due, for example, to price down pressure,

•
an inability to achieve anticipated revenue growth for our cloud computing services in which we have been continuously investing in facilities such as data centers, servers and other equipments if we fail to successfully differentiate our services from those of our competitors, if we have serious system troubles and interruptions with our cloud computing services that damage our credibility or cause customers to question the reliability of our services, if market prices for the services we provide fall dramatically, for example, due to severe price competition beyond expected levels, or if Japanese companies strongly stick to the current systems and fail to adopt cloud computing services to the extent currently anticipated,

•
a decrease in systems construction revenues and lower margins if we fail to successfully differentiate our technical skills from those of our competitors, if corporate customers put off or stop placing orders with us, if the number of systems construction projects decreases, if the average revenues from each projects decreases, or if there are problems during the systems construction phase and such systems construction becomes unprofitable or incurs a loss,

•
an inability to achieve anticipated revenue growth for our overseas business in which we have been adding overseas subsidiaries and facilities if we fail to build good relationships with our domestic customers who are increasing global transactions, if our domestic customers refrain from operating businesses overseas, if we fail to differentiate our services and solutions from those of our competitors, or if we fail to adequately control overseas subsidiaries and comply with necessary regulations,

•
an increase in backbone costs due to increased volume of Internet traffic and tightened demands for leasing backbone lines, an increase in cloud computing-related costs due to increased demands, both actual and expected, for cloud computing services, and a decline in the profitability of network services and systems integration if, for example, we invest and contract more network capacity including service facilities than we actually require to serve our customers,

•
an increase in expenses and investments for network and cloud computing infrastructure, research and development, back-office systems and other similar investments which we may be forced to make in the future in order to remain competitive, or an increase in expenses relating to the leasing of additional equipment and an increase in amortization and depreciation or loss in disposal,

•
failure to control personnel and outsourcing costs if personnel and outsourcing costs increase, or we fail to manage personnel and outsourcing resource effectively or if we fail to raise enough revenue to cover personnel and outsourcing costs,

•
an increase in operating costs and expenses, for example, outsourcing related costs and expenses due to a shortage of human resources in the market, or in electrical power costs due to the rise in electricity prices, or an increase in costs and expenses,

•	an increase in SG&A expenses, such as advertising expenses and office rent related expenses, in conjunction with our expected, planned or continued business expansion,

•	a negative effect on our credibility, corporate image, or revenues and profits if we are unable to provide our services without interruption to customers due, for example, to shortage of power supply,

•
the recording of an impairment loss related to any mergers and acquisitions on the current and the future intangible assets that are, respectively, subject to amortization such as customer relationships and not subject to amortization such as goodwill as a result of an impairment test,

•
 the recording of impairment losses on available-for-sale securities, nonmarketable equity securities and funds, as well as the decline in the value and trading volume of our holding available-for-sale securities from which we expect gains on sale, and

•
a negative effect on our revenues and profits if newly established or consolidated subsidiaries cannot achieve our expected levels of revenues or manage costs and expenses in a timely and adequate manner.

Please see Item 5, “Operating and Financial Review and Prospects” for more detailed information concerning our operations and other results.

We may not be able to compete effectively, especially against competitors with greater financial, marketing and other resources.

The major competitors of our network services are major telecommunications carriers such as NTT Communications Corporation (“NTT Communications”) and KDDI Corporation (“KDDI”). Price competition for Internet connectivity services has been severe. For outsourcing services, price competition may also become severe due to the emergence of cloud computing service. This competition may adversely affect our revenues and profitability and may make it difficult for us to retain existing customers or attract new customers. The major competitors of our systems integration business are systems integrators, such as NEC Corporation, Fujitsu Limited, NTT Data Corporation and their affiliates. Our major competitors have the financial resources to reduce prices in an effort to gain market share. There is strong competition among systems integrators that may adversely affect our revenues and profitability. Even though the NTT Group, which is comprised of companies such as Nippon Telegraph and Telephone Corporation (“NTT”) and NTT Communications, is IIJ's largest shareholder, we plan to continue to operate the Company separately and independently from the NTT Group, and will therefore continue to compete with the NTT Group.

It is anticipated that cloud computing services for corporations should become widely used in Japan in the medium term and the competitors listed above may put additional business resources into the cloud computing and outsourcing business which may lead to strong competition including price competition in the near future. If we fail to successfully differentiate our services and solutions from these competitors, we may not be able to secure the market share we expect or achieve expected future revenue and profit levels, or we may not recoup our expected investments in cloud computing services, which may adversely affect our financial condition and results of operations. We are enhancing our indirect sales channels with partnership programs, although currently our sales channels with respect to SMEs (Small and Medium Enterprises) and the consumer market are not as strong as those of our established and well recognized large competitors.

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

We have been investing in new businesses and developing new services in order to achieve mid- to long-term growth. Capital expenditures including capitalized leases and depreciation and amortization expenses for property and equipment are increasing along with our business expansion efforts. Capital expenditures including capitalized leases and depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2011, 2012 and 2013 were ¥6.8 billion, ¥10.9 billion and ¥10.4 billion, respectively and ¥5.5 billion, ¥6.5 billion and ¥7.0 billion, respectively. For the fiscal year ending March 31, 2014, we expect that our capital expenditures will be higher compared to the previous fiscal year.

We are investing heavily in our cloud computing services and infrastructure. It is anticipated that the cloud computing services market in Japan should grow over the medium term. The revenue for our cloud computing services, which we started in April 2010, for the fiscal years ended March 31, 2011, 2012 and 2013 were approximately ¥0.6 billion, ¥3.1 billion, and ¥6.2 billion, respectively. Currently, most of our cloud computing customers are Japanese enterprise companies and for the fiscal year ended March 31, 2013, about 33% of our cloud revenue came from social networking game clients. The capital expenditures, including capitalized leases related to our cloud computing services for the fiscal years ended March 31, 2011, 2012 and 2013, were approximately ¥1.6 billion, ¥4.3 billion, and ¥2.3 billion, respectively. As we expand our cloud computing services capabilities in order to meet the increased demand, we will need to acquire more servers, network equipment and data center facilities. We plan to double the size of the Matsue Data Center Park by the latter half of the fiscal year ending March 31, 2014. We believe we can leverage our strong client base and the engineering skills of our staff to further expand our cloud computing related services, however, if the expansion of the cloud computing market does not proceed as or takes longer than expected, if we face troubles in providing cloud computing services which damage our credibility or lead customers to question the reliability of our services, if we fail in our marketing strategy and fail to introduce cloud service line-ups that are superior to our competitors and would promote business enterprises’ cloud usage, if we invest more than customers demand, if severe price competition occurs, or if we should need more human resources and incur unexpected additional costs, we may not be able to achieve the returns or benefits we expect or we may need to increase the amount of our investments. If our investment returns would not be realized in the middle to long term, the cloud facilities may become obsolete, which may adversely affect our financial conditions and results of operations.

We plan to increase our investment in the ATM operation business in part through increasing the number of ATMs we place. If our ATM operation business does not proceed as planned, we may lose all or part of our investment in this business which may adversely affect our financial condition and results of operations. For more detailed risks pertaining to our ATM operation business, please refer to the risk described in “Our investments in our subsidiaries and equity method investees may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

We are enhancing our overseas business developments to fulfill the broad range of IT network needs of our Japanese clients operating abroad since the fiscal year ended March 31, 2012. The revenue of overseas business was approximately ¥3.6 billion for the fiscal year ended March 31, 2013. Although our overseas revenue portion is still very small, if we fail to attract customers for our overseas services, due, for example, to failure to provide the necessary and competitive service line-ups demanded by our customers or if we fail to successfully differentiate our services and solutions from those of our competitors, we may not be able to achieve our expected levels of revenues and profits. Additionally, we may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as cultural and religious conflicts, non-compliance with expected business conduct, local regulations and taxation laws, and a lack of adequate infrastructure. Moreover, changes in local regulations, policies, taxation laws, local regulations, business or investment permit approval requirements, foreign exchange controls, or the nationalization of assets or restrictions on the repatriation of returns from foreign investments in major markets and regions may affect our operating results. Also, a failure to maintain adequate controls to comply with regulation such as the U.S. Foreign Corrupt Practices Act, may harm our reputation and adversary affect our financial results and business operation.

Other than the above, we will continue to invest in new businesses and service developments to enhance our current businesses and services. However, there are no assurances as to whether we can achieve the returns or benefits from those business and service developments and this may adversely affect our financial conditions and results of operations.

Our investments in our subsidiaries and equity method investees may not produce the returns we expect or may affect our results of operations and financial condition adversely.

In the past, we have invested in our group companies to expand our businesses and generate new businesses. As of June 28, 2013, we have 15 consolidated subsidiaries and four equity method investees. The financial performance of our consolidated subsidiaries affects our financial condition and results of operations directly and the financial performance of our equity method investees affects our financial condition and results of operations to our pro rata portion of our equity method investments. There can be no assurance that we will be able to maintain or enhance the value or the performance of such companies in which we have invested or may invest in the future, or that we will achieve the returns or benefits from these investments. We may consider further reorganization of our group companies and there is no guarantee that we will be able to achieve the benefits that we expect from such reorganization. We may provide additional financial support in the form of loans, guarantees, leases or additional equity investments in such companies. We may lose all or part of our investment relating to such companies if their value decreases as a result of their financial performance or if they go bankrupt. If our interests differ from those of other investors in entities over which we do not exercise control, we may not be able to enjoy synergies with the investees and it may adversely affect our financial condition and results of operations.

IIJ-Global which became our 100% owned consolidated subsidiary on September 1, 2010 after we acquired its stock from AT&T Japan LLC (“AT&T Japan”) for ¥9.2 billion, mainly provides Wide Area Network (“WAN”) services to approximately 1,600 domestic corporate customers. WAN revenue decreased due to cancellations and requests for price reduction from existing clients while we continued to accumulate new orders. For the fiscal year ended March 31, 2012 and 2013, IIJ-Global had ¥26.1 billion and ¥25.4 billion in revenues respectively and ¥2.2 billion and ¥1.8 billion in operating income, respectively. If IIJ-Global cannot achieve our expected levels of revenues or manage costs and expenses in a timely and adequate manner, or if IIJ-Global incurs unexpected expenses, it may adversely affect our financial condition and results of operations. Intangible assets as of March 31, 2013 related to IIJ-Global was ¥5.0 billion and if IIJ-Global cannot achieve its future expected revenue and profit, we may have an impairment loss on intangible assets which may adversely affect our financial condition and results of operations. Related to this acquisition, IIJ-Global entered into a Solutions Engagement Agreement with IBM Japan Ltd. (“IBM Japan”), IIJ-Global’s largest sales partner. This agreement, which establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, contains an indemnification for IIJ-Global to perform services, functions, responsibilities and others actions in the same way as when the company was a part of AT&T Japan. Failure to perform in this manner may adversely affect our financial condition and results of operations. Furthermore, IIJ-Global and the Company may damage their relationship with IBM Japan, which may indirectly adversely affect our financial condition and results of operations.

Trust Networks Inc. (“Trust Networks”), IIJ's consolidated subsidiary which was established in July 2007, is in charge of the ATM operation business. Trust Networks operates automated teller machines (“ATMs”) and its related network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 15, 2013, 625 ATMs were placed in locations such as Japanese pinball shops. As of March 31, 2013, IIJ has invested a total of ¥2.6 billion in Trust Networks (79.5% share ownership), accounts receivable of ¥0.6 billion and subleases of ¥0.5 billion. The ATM operation business had ¥2.3 billion of revenues and ¥0.2 billion of operating income for the fiscal year ended March 31, 2013 and turned positive in operating income. If Trust Networks is not able to introduce ATMs in accordance with its plan, or does not record ATMs’ withdrawing transactions as anticipated or incurs unexpected additional costs, its business expansion may take longer than planned and it may not be able to achieve its future expected revenue and profit, which may adversely affect our financial conditions and results of operations. If the number of placed ATMs increases, our capital expenditures including capitalized leases may increase due to the leasing or purchasing of ATMs.

As of June 28, 2013, we have eight overseas subsidiaries including IIJ Europe Limited and IIJ America Inc.(“IIJ-A”). To enhance our overseas business, we injected additional capital into IIJ Europe Limited and IIJ-A in amounts of £1.4 million and $6 million respectively for the fiscal year ended March 31, 2013. We are also lending £1.5 million and ¥0.6 billion to IIJ Europe Limited and IIJ-A, respectively, as of March 31, 2013. IIJ Europe Limited was formerly known as the U.K. subsidiary of IIJ Exlayer Europe.

If our systems integration revenues fluctuate or if we fail to execute our systems construction projects in a timely or satisfactory manner, our results of operations and financial condition may be adversely affected.

Systems construction revenues, a one-time revenue, have a tendency to fluctuate from time to time compared to monthly recurring revenues of network services and systems operation and maintenance due to the budget systems in Japan, of which many end in March. If corporate investments decrease, or if we fail to meet customer demands due to lack of sufficient number of qualified engineers to execute the projects in a professional manner, corporate customers may put off or stop placing orders with us and we may not be able to record systems construction revenues and operating profit as expected. If we fail to execute the projects as contracted, our recognition of revenues may be delayed or lost altogether, we could be held liable for damages or we could be sued, which could in turn have an adverse impact on our reputation, results of operations and financial condition.

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

As of March 31, 2013, the total balance of our intangible assets was approximately ¥10.8 billion, of which ¥6.1 billion was intangible assets not subject to amortization such as goodwill and ¥4.7 billion was intangible assets subject to amortization such as customer relationships. Intangible assets of IIJ-Global and IIJ Technology Inc., a former subsidiary of IIJ, were ¥5.0 billion and ¥4.6 billion, respectively, for the fiscal year ended March 31, 2013. The amount of our intangible assets may increase if we conduct mergers, acquisitions or investments in affiliates in the future. We conduct impairment testing of goodwill and indefinite-lived intangible assets annually on March 31 or more frequently if events or changes in circumstances indicate that the asset might be impaired. We conduct impairment testing of definite-lived intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. If the business operations are adversely affected by factors such as significant adverse changes in their business climate and others, we may have an impairment loss as a result of an impairment test on intangible assets. The recognition of any impairment losses on intangible assets may result in material adverse effects on our financial condition and results of operations.

If we fail to attract and retain qualified personnel, we may not be able to achieve our expected business growth.

Our network, services, products and technologies are complex, and as a result, we depend heavily on continued service from our engineering, research and development, and other personnel and as our business grows, we need to hire more of them. In particular, in order to continue to increase our revenues from outsourcing services and systems integration, we require more sales and engineering personnel. Also, we require consulting capability to enhance our solution provisioning. We are not sure that we will be able to retain or attract such personnel and control human resources costs adequately. Competition for qualified engineering, research and development personnel is intense in the IT service industry in Japan, and there are limited number of personnel with the necessary knowledge and experience we require. None of our employees are bound by any employment or noncompetition agreement. The realization of any or all of these risks may result in a failure to achieve our expected business growth.

Our business may be adversely affected if our network suffers interruptions, errors or delays.

Interruptions, errors or delays with respect to our backbone network or service facilities may be caused by human errors or natural factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, human error, computer viruses and other similar events. Much of our computer and networking equipment and the lines that make up our backbone network are concentrated in a few locations that are in earthquake-prone areas. Any disruption, outages, delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage and decreased consumer and corporate customer confidence in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.

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

We keep and manage confidential information and trade secrets obtained from our customers. We exercise much care in protecting the confidentiality of such obtained information and take steps to ensure the security of our network, in accordance with the law protecting personal information that came into effect in April 2005 and the requirements set by the Ministry of Internal Affairs and Communications (“MIC”), and the Ministry of Economy, Trade and Industry. However, our network, like all Information Technology systems, is vulnerable to external attack from computer viruses, hackers or other such sources. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information. If any material leak of such information were to occur, we could be subject to lawsuits for damages from our customers, incur expenses associated with repairing or upgrading our security systems and suffer damages to our reputation that could result in a severe decline in new customers as well as an increase in service cancellations. The realization of these or similar risks may have a material adverse effect on our business, financial condition and result of operations.

Business growth and a rapidly changing operating environment may strain our limited resources.

We have limited operational, administrative and financial resources, which could be inadequate to sustain the growth we want to achieve. As the number of our customers and their Internet usage increases, as traffic patterns change, as the volume of information transferred increases, and as the need for our cloud computing-related service increases, we will need to increase expenditures for our network and other facilities, including data center facilities in the future, in order to adapt our services and to maintain and improve the quality of our services. If we are unable to manage our growth and expansion adequately, the quality of our services could deteriorate and our business may suffer. If data center facilities do not meet our expectations, the quality of our service could deteriorate and our business may suffer. We may also need to increase office rent expenditures along with our business expansion. If we are unable to prepare our network and other facilities in a timely manner to meet our customers’ demand or our business expansion, we may miss growth opportunities or may be obliged to bear higher costs to prepare our network and other facilities.

If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose customers.

Our markets are characterized by but not limited to:

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

Our future success depends on the continued service of our executive officers, particularly Mr. Koichi Suzuki, who is Chairman, Chief Executive Officer and representative director of IIJ as well as IIJ’s major subsidiaries. We rely in particular on his expertise in the operation of our businesses and on his relationships with the shareholders of IIJ, our business partners and our employees. In June 2013, we invited President, Chief Operating Officer and representative director, Mr. Eijiro Katsu, to enhance our business development. None of our executive officers, including Mr. Suzuki, is bound by an employment or noncompetition agreement.

We may continuously pursue mergers and acquisitions transactions which may not be effective.

We recognize that it is important for us to have more business resources such as, but not limited to, human resources, client base, application layer technology and others, in the middle-term. We may continuously pursue mergers and acquisition transactions to scale up our business. The merger and acquisitions transactions may not always be on good terms and conditions, or bear the results we expect, or have synergistic effect, and we may incur a large loss of goodwill. We may also exhaust time and our resources through merger and acquisitions.

As a result, those transactions may strain our financial resources and may adversely affect our financial conditions and results of operations or we will not be able to have enough business resources to scale up due to a failure to have adequate mergers and acquisition transactions.

Fluctuations in the stock prices of companies or losses on companies in which we have invested may adversely affect our financial condition.

We have invested in non-affiliated companies in order to further our business relationships with those companies. We have also invested in available-for-sale equity securities and in funds which invest mainly in unlisted stocks. We recorded net impairment losses of ¥20 million on available-for-sale equity securities in the fiscal year ended March 31, 2013. The carrying amount of nonmarketable equity securities was ¥2.1 billion, available-for-sale securities was ¥1.3 billion and funds was ¥0.3 billion as of March 31, 2013. We may acquire additional securities of non-affiliated companies or additional funds. However, these securities or funds can be impaired significantly due to changes in the financial condition of non-affiliated companies, general economic conditions in Japan or fluctuations in the Japanese stock markets. Fluctuations in the fair value of these securities or funds in which we have invested may affect our financial results. In addition, should we choose to sell all or a portion of these securities or funds, it is not certain that we will be able to do so on favorable terms.

NTT, IIJ's largest shareholder, could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of our other shareholders.

NTT and its affiliates owned 29.9% of IIJ's outstanding voting shares as of March 31, 2013. As IIJ's largest shareholder, NTT may be able to exercise substantial influence over us. As of June 28, 2013, IIJ has one outside director, Mr. Takashi Hiroi, from NTT among IIJ's 13 directors. While we intend to conduct our day-to-day operations independently of NTT and its group companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interests, which may not be in our interest or that of our other shareholders.

We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.

We rely on telecommunications carriers such as NTT Communications and KDDI for a significant portion of our network backbone and Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph Telephone West Corporation (“NTT West”) and KDDI for local access lines for our customers. We procure significant portions of our network backbone and data center facilities pursuant to operating lease agreements with NTT Group, our largest provider of network infrastructure. For the fiscal year ended March 31, 2013, we have paid ¥10.4 billion for international and domestic backbone and local access line costs to NTT Group. For us to provide broadband mobile data communications as a Mobile Virtual Network Operator (“MVNO”), we depend on mobile network operators. We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.

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

Existing and future governmental regulation may substantially affect the way in which we conduct our business. These regulations may increase the cost of doing business or may restrict the way in which we offer products and services. As a result of the amendment in April 2004 of the Telecommunication Business Law and deregulation including elimination of the regulatory distinction between carriers providing telecommunications services through networks owned by other telecommunication carriers and carriers which own or have long-term leases for the networks through which they offer telecommunication services, competition may increase. Furthermore, we cannot predict future regulatory changes which may affect our business. Any changes in laws, such as those described above, or regulations or MIC policy affecting our business activities and those of our competitors could adversely affect our financial condition or results of operations. For more information, see Item 4., “Business Overview — Regulation of the Telecommunications Industry in Japan.”

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

IIJ may raise additional funds in the future to raise additional working capital, capital for investment, repayment of bank borrowings, and for other financial needs. If IIJ choose to raise such funds from the issuance of equity shares of IIJ’s common stock or securities convertible into IIJ?存 common stock, existing shareholders may incur substantial dilution.

IIJ issued 2,500,000 new shares of IIJ's common stock along with IIJ's listing on the Mothers market of the Tokyo Stock Exchange in December 2005, after conducting a 1 to 5 split of our shares of common stock in October 2005. On May 11, 2007, IIJ issued 435,600 shares of common stock to make IIJ's two consolidated subsidiaries wholly-owned through share exchanges. The above figures are retroactively adjusted to reflect the 1:200 stock spilt we conducted with the effective date of October 1, 2012.

Item 4. Information on the Company

A.	History and Development of the Company

IIJ is incorporated in Japan as a joint stock corporation under the name Internet Initiative Japan Inc. IIJ was incorporated in December 1992 and operates under the laws of Japan.

IIJ began its operations in July 1993 as one of the first commercial Internet service providers (“ISP”) in Japan to offer Internet connectivity services for both corporate and home use. With the emergence of many other commercial ISPs, price competition for Internet connectivity services became severe. Rather than falling into price competition, we strategically shifted our business model towards providing value-added total network solutions to enterprise businesses that tend to choose quality and reliability over price, by fully leveraging our engineering skills to differentiate ourselves from our competitors. Currently, our main business focuses on providing Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales as total network solutions to mainly blue-chip Japanese corporate clients and governmental organizations. The Group works closely together as a group in providing total network solutions directly to its customers. With our expertise in Internet related technology, our business has been expanding along with our customers’ needs for broader bandwidth for Internet connectivity service and for professional IT support for their network systems.

For descriptions and the history of the Group, see “Our Group Companies” in Item 4.B.

IIJ became a public company in August 1999 with IIJ's initial public offering of ADSs on the NASDAQ National Market. On December 2, 2005, IIJ listed on the Mothers market of the Tokyo Stock Exchange (“TSE”). On December 14, 2006, IIJ moved to the First Section of the TSE for IIJ's listing in Japan. On October 1, 2012, IIJ conducted a 1 to 200 split of IIJ's shares of common stock and the total number of IIJ's issued shares of common stock increased to 41,295,600.

On May 11, 2007, IIJ made IIJ Technology Inc. (“IIJ-Tech”) and Net Care, Inc. (“Netcare”) our 100% owned consolidated subsidiaries through share exchanges. On September 1, 2010, IIJ made IIJ-Global its 100% owned consolidated subsidiary by acquiring the stock of IIJ-Global from AT&T Japan for ¥9.2 billion by our own cash and bank borrowings.

 Please also see Note 2 “Business Combinations” to our consolidated financial statements included in this annual report on Form-20F.

IIJ's head office is located at Jinbo-cho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan, and IIJ's telephone number at that location is (813) 5259-6500. We plan to relocate and increase capacity of our head office in Tokyo in the first half of the fiscal year ending March 31, 2015. IIJ's agent in the United States is IIJ America Inc. (“IIJ-A”), located at 55 East 59th Street, Suite 18C New York, NY 10022 and the telephone number at that location is (212) 440-8080. IIJ has a web site that you may access at http://www.iij.ad.jp/en/. Information contained on IIJ's web site does not constitute part of this annual report on Form 20-F.

For a discussion of capital expenditures and divestitures currently in progress and those for the past three years, see “Capital Expenditures” in Item 4.B.

B.	Business Overview

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

We offer, together with other companies or independently, a variety of services to our customers, mainly to corporate and governmental organizations, as total network solutions. Our primary services are Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales. Our Internet connectivity services includes full-spec IP service with bandwidth ranging from 64 kbps up to over 10 Gbps, low-cost broadband services such as optical and/or ADSL lines which are mainly used to connect branch offices, and mobile access services. Our WAN services provide closed-network services, mainly operated by IIJ-Global. Our outsourcing services include security-related outsourcing services that protect our customer network systems from unauthorized access and secure remote connections to internal networks, network-related outsourcing services such as router rental and Virtual Private Network (“VPN”), server-related outsourcing services such as web server hosting and e-mail security service, data center-related outsourcing services and our cloud computing service IIJ GIO/Hosting Package. Our systems integration includes systems construction and systems operation and maintenance. Systems construction is tailored to meet each of our customers’ requirements, which include consulting, project planning, systems design and development of network systems, and sales of equipment and software purchased from third parties. Systems operation and maintenance revenues include system related maintenance, monitoring and other operating services and cloud computing services such as IIJ GIO/Component. We aim to be the leading supplier of total network solutions in Japan.

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

We are enhancing our overseas business primarily to fulfill the broad range of IT network related needs of our Japanese clients who are headed abroad to expand their overseas business. We provide cloud computing services in the United States and China. Also, we have eight overseas subsidiaries in regions such as the United States, the United Kingdom, Germany, China, Singapore, Hong Kong, and Thailand as of May 31, 2013.

In addition, we conduct ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and ATM network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 15, 2013, Trust Networks has placed 625 ATMs.

Currently, we have two business segments: a network services and systems integration business segment and an ATM operation business segment. Our network services and systems integration business segment is comprised of: Internet connectivity services for corporate and home use, WAN services, outsourcing services, systems integration and equipment sales.

The table below provides a breakdown of the total revenues and percentage by services among our services over the past three fiscal years. Most of our revenues are generated in Japan and are denominated in Japanese yen.

	For the fiscal year ended March 31, (millions of yen, except for percentage data)
	2011		2012		2013
Internet connectivity services	¥20,530	24.9%	¥20,424	21.0%	¥21,493	20.2%
WAN services	16,100	19.6	25,667	26.4	25,168	23.7
Outsourcing services	15,032	18.2	17,319	17.8	18,571	17.5
Systems construction	11,937	14.5	11,997	12.3	15,825	14.9
Systems operation and maintenance	17,507	21.2	19,472	20.0	21,380	20.1
Equipment sales	796	1.0	1,112	1.1	1,491	1.4
ATM operation business	516	0.6	1,324	1.4	2,320	2.2
Total revenues:	¥82,418	100.0%	¥97,315	100.0%	¥106,248	100.0%

Internet Connectivity Services

We offer two categories of Internet connectivity services: Internet connectivity services for corporate use and Internet connectivity services for home use. Internet connectivity services for corporate use are based on dedicated local-line connections and high-speed wireless data connections provided by telecommunications carriers between our backbone and customers. Internet connectivity services for home use mainly require customers to connect to our points of presence (“POPs”) through the publicly-switched telephone network or variety of broadband access services, such as ADSL and optical lines as well as wireless data connection. High-speed, high-capacity last-one mile access such as dedicated access, ADSL, fiber optic, Ethernet, 3G mobile, LTE mobile and others are provided by large telecommunications carriers such as NTT East and West, NTT DoCoMo, Inc. (“NTT Docomo”) and others. A variety of choices for last-one mile access are provided to our clients independently or together with other network solution line-ups to fulfill their specific and individual needs for tailored total network solutions.

The following table shows the number of our Internet connectivity service contracts as of the dates indicated:

	As of March 31,
	2009	2010	2011	2012	2013
Internet connectivity services (corporate use):
IP Service (-99 Mbps)	938	926	908	923	905
IP Service (100 Mbps – 999 Mbps)	225	254	305	344	401
IP Service (1 Gbps –)	94	125	126	132	207
IIJ Data Center Connectivity Service	298	315	305	323	306
IIJ FiberAccess/F and IIJ DSL/F (Broadband Services)	26,023	28,663	42,851	44,510	48,940
IIJ Mobile Service (1)	19,698	32,315	40,988	46,329	62,517
Others	1,526	1,400	1,320	1,246	1,338
Total Internet connectivity service (corporate use) contracts	48,802	63,998	86,803	93,807	114,614
Internet connectivity services (home use) :
Under IIJ Brand	46,901	46,900	41,176	42,721	102,256
hi-ho	179,786	168,223	151,828	153,901	149,000
OEM (2)	216,725	185,544	181,324	200,569	237,967
Total Internet connectivity service (home use) contracts	443,412	400,667	374,328	397,191	489,223
_____________________
(1)	IIJ Mobile Service is the number of total contracts of mobile data communication services for corporate use.
(2)	OEM services provided to other service providers.

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

•
IIJ FiberAccess/F and IIJ DSL/F (Broadband Services). IIJ FiberAccess/F and IIJ DSL/F are broadband Internet connectivity services that use “FLET’S” services for fiber optic access and ADSL access provided by NTT East, West and others allowing service on a best-efforts basis. The services are used mainly to connect branch offices and headquarters. We support this service by providing guarantees of latency rates under SLA.

•
IIJ Mobile Service. This service provides wireless 3G and LTE Internet connectivity service for corporate customers as a MVNO. We use the wireless networks of NTT DoCoMo and EMOBILE Ltd. as last-one mile access.

•
Dial-up Access Services. We offer a variety of dial-up access services for corporate use. Our dial-up services allow employees that are out of the office or frequent travelers, to access Internet or their own internal networks through one of our POPs or through our roaming access points. When accessing their internal network, for security purposes, it is usually accessed using the VPN function that is provided by our outsourcing services or systems integration.

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

Systems Integration

Our systems integration consists of systems construction and systems operation and maintenance. Systems construction is tailored to meet each of our customers’ requirements, which include consulting, project planning, systems design and development of network systems. Our systems construction mainly focuses on Internet business systems and Intranet and Extranet corporate information systems. We have built a strong record in various business fields.

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

In the operation and maintenance phase, by utilizing data center facilities and IIJ GIO/Component services directly linked to our network, we provide a range of operation and maintenance services, which take maximum advantage of the Internet system, network operation and management know-how of the IIJ Group companies. Rather than simply looking after the customer’s servers and equipment, we take care of the customer’s entire computing environment, as well as custom-designed monitoring systems and provide around-the-clock operation and management services. These outsourcing services enable customers to free themselves from the burden of operating the network systems, which demands professional operation and maintenance to ensure prompt and flexible responses to unexpected system problems.

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

SEIL Series. Our high-end in-house developed router, the “SEIL Series” was first released in October 2001. As of May 31, 2013 there are SEIL/B1, SEIL/X and SEIL/x86. With the SMF feature, which provides auto-configuration features, it enables customers to create a VPN network by simply connecting the network into SEIL WAN interface.

ATM Operation Business

Our ATM operation business is conducted by our consolidated subsidiary, Trust Networks which operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 15, 2013, 625 ATMs were placed in places such as Japanese pinball shops.

Network

Our network is one of our most important assets. We have developed and currently operate a high-capacity network that has been designed to provide reliable, high-speed, high-quality Internet connectivity services. The Internet network that we have created extends throughout Japan, and to the United States and to the United Kingdom.

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

Backbone

Leased lines

Our network is anchored by our extensive Internet backbone that extends throughout Japan, and to the United States and to the United Kingdom. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity. As of May 31, 2013, the total capacity between Japan and the United States was 153.6 Gbps.

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

The table below lists the total number of contracts comprising IIJ’s backbone network as of March 31, 2013. Each contract represents one physical line. The largest contract accounts for only approximately 4% of the total contracted amount.

Total Number of Contracts Comprising IIJ's Backbone Network

	As of March 31, 2012	As of March 31, 2013
Number of Contracts comprising the IIJ’s backbone network
NTT Group	92	94
KDDI	35	41
Others	25	32
Total	152	167

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

If IIJ is unable to renew any of its contracts with either the companies listed above, IIJ can continue with its business by procuring additional physical line services from other telecommunications carriers that offers the best terms or charges in the ordinary course of business. There are over ten additional telecommunications carriers that we can procure physical lines from. A majority of the contracts that comprise IIJ’s backbone network are a one-year renewable contracts and IIJ can renew or upgrade its existing contracts or replace them with other telecommunications carrier services if they can be replaced with better terms in the ordinary course of business.

Accordingly, IIJ is not substantially dependent on a particular contract with either NTT or KDDI nor is the amount of a particular contract substantially large. Further, IIJ is neither substantially dependent on certain arrangement or relationship with a particular carrier or carriers because IIJ has the ability to replace its existing contracts with others under fair terms.

The table below shows our backbone cost.

Backbone Cost

	For the fiscal year ended March 31,
	2009	2010	2011	2012	2013
Backbone cost (million yen)	¥3,692	¥3,699	¥3,688	¥3,371	¥3,535

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

Points of Presence

POPs are the main points at which our customers connect to our backbone. We provide Internet connectivity from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of May 31, 2013, we operate 29 primary POPs for dedicated access and two universal POP for nationwide dial-up access in Japan. The universal POP can be accessed from anywhere in Japan with a minimum local telephone charge.

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

Internet Data Centers

As of May 31, 2013, we operate 20 Internet data centers in Japan, seven in Tokyo, three in Osaka, two each in Yokohama and Nagoya, and one each in Saitama, Sapporo, Sendai, Kyoto, Fukuoka and Matsue. These data centers are specifically designed for application hosting, IIJ GIO services, co-location services and high capacity access to our networks. Excluding the module type data center in Matsue, they are leased mainly from NTT Communications, ITOCHU Techno-Solutions Corporation, and KDDI. The module type data center in Matsue is directly owned and operated by us.

These data centers have 24-hours-a-day, seven-days-a-week operations and security and are equipped with uninterruptible power supplies and backup generators, anti-seismic damage precautions, fire suppression equipment and other features to optimize our ability to offer high-quality services through these data centers.

The module type data center in Matsue can host up to 24 modules and is specifically designed for the use of our cloud computing service IIJ GIO which uses outside-air-cooling, the first in Japan. Main features of the Matsue module type data center are its cost efficiency and its short construction period of approximately two to three months to add one module, which allows it to start small and expand along with the rise in demand, unlike building type data centers where you need to build the whole capacity at once regardless of the demand. We are currently building a second module type data center in Matsue of similar size as the first one.

Network operations center and technical and customer support

Our NOC in Tokyo operates 24 hours a day and seven days a week. From our NOC, we monitor the status of our network, the traffic on the network, the network equipment and components and many other aspects of our network including our customers’ dedicated access lines leased from carriers. From our NOC, we monitor our networks to ensure that we meet our commitments under our SLA.

Our Group Companies

We offer our services directly and with our group companies. As of May 31, 2013, we had 15 consolidated subsidiaries and four equity method investees. Our group companies work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and market our services and products together as a group and offer as a group our total network solutions. ATM operation business is conducted by Trust Networks.

The table below sets out our group companies, including our subsidiaries and equity method investees and our direct and indirect ownership of each of them as of May 31, 2013:

Company Name	Jurisdiction of Incorporation	Proportion of ownership and voting interest
Consolidated Subsidiaries:
IIJ Global Solutions Inc.	Japan	100.0%
Net Care, Inc.	Japan	100.0%
hi-ho Inc.	Japan	100.0%
Trust Networks Inc.	Japan	79.5%
Net Chart Japan Inc.	Japan	100.0%
IIJ Innovation Institute Inc.	Japan	100.0%
IIJ America Inc.	U.S.A.	100.0%
IIJ Europe Limited	U.K.	100.0% (1)
IIJ Global Solutions China Inc.	China	100.0% (2)
and other six subsidiaries (3)
Equity method investees:
Stratosphere Inc.	Japan	50.0%
Trinity Inc.	Japan	33.7%
Internet Multifeed Co.	Japan	33.0%
Internet Revolution Inc.	Japan	30.0%

(1)	IIJ owned 52.8% voting interest directly and 47.2% indirectly through IIJ Exlayer Inc, a 99.9% owned subsidiary of IIJ. Our voting interest is 100.0%, while our ownership interest is 99.9%.
(2)	100% owned subsidiary of IIJ Global Solutions Inc.
(3)
Other six subsidiaries are IIJ Deutschland GmbH, IIJ Exlayer Inc., IIJ Exlayer USA LLC, IIJ Global Solutions Hong Kong Ltd., IIJ Global Solutions Singapore Pte. Ltd. and IIJ Global Solutions (Thailand) Co., Ltd.

IIJ-Global Solutions Inc.

On September 1, 2010, IIJ acquired 100% of the equity of IIJ-Global from AT&T Japan for the amount of ¥9.2 billion. IIJ-Global is incorporated under the laws of Japan. IIJ-Global provides mainly domestic network outsourcing service businesses, such as WAN services. To fulfill the demands of our Japanese clients that are headed abroad to expand their overseas business, IIJ-Global is now enhancing its business abroad in Asia with four IIJ’s subsidiaries of IIJ Global Solutions China Inc., IIJ Global Solutions Hong Kong Ltd., IIJ Global Solutions Singapore Pte. Ltd. and IIJ Global Solutions (Thailand) Co., Ltd. As of March 31, 2013, IIJ-Global had 278 employees, 17 of whom were seconded from IIJ.

Net Care, Inc.

Net Care provides a broad array of support services, from monitoring and troubleshooting to network operations, data center operations and an end-user help desk. As of March 31, 2013, Net Care had 313 employees, 6 of whom were seconded from IIJ.

hi-ho Inc.

hi-ho provides Internet connectivity services for home use. As of March 31, 2013, hi-ho had 30 employees, 7 of whom were seconded from IIJ.

Trust Networks Inc.

Trust Networks was established in July 2007 and IIJ had invested a total of ¥2.6 billion in Trust Networks as of March 31, 2013 (79.5% ownership). Trust Networks operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 15, 2013, Trust Networks operated 625 ATMs. As of March 31, 2013, Trust Networks had 8 employees, 5 of whom were seconded from IIJ.

Net Chart Japan Inc.

Net Chart Japan Inc. (“NCJ”) provides network construction services that are mainly related to Local Area Networks, such as installation and configuration of equipment, wiring following network installation, and installation and operation support for applications. As of March 31, 2013, NCJ had 55 employees.

IIJ Innovation Institute Inc.

IIJ Innovation Institute Inc. (“IIJ-II”) engages in research and development of basic Internet-related technology. On July 1, 2009, IIJ Research Laboratory, one of the research departments of IIJ, was transferred into IIJ-II to strengthen the Group research and development by reclassifying the Group research and development organization. As of March 31, 2013, IIJ-II had 21 employees, all of whom were seconded from IIJ.

IIJ America Inc.

IIJ-A is a U.S.-based ISP, catering mostly to the U.S.-based operations of Japanese companies. As of March 31, 2013, IIJ-A had 29 employees, 6 of whom were seconded from IIJ.

IIJ Europe Limited

IIJ Europe Limited offers systems integration services primarily to Japanese companies operating in Europe. IIJ owned 52.8% of voting interest of IIJ Europe Limited directly and 47.2% indirectly through IIJ Exlayer Inc, a 99.9% owned subsidiary of IIJ as of March 31, 2013. Therefore, IIJ’s voting interest was 100.0%, while IIJ’s ownership interest was 99.9%. As of March 31, 2013, IIJ Europe Limited had 30 employees. IIJ Europe Limited was formerly known as the U.K. subsidiary of IIJ Exlayer Europe.

Stratosphere Inc.

In April 2012, IIJ and ACCESS Co., Ltd. established a joint venture company, Stratosphere Inc. (“Stratosphere”), to develop Software Defined Network (“SDN”) platform. As of May 31, 2013, Stratosphere is our equity method investee with a 50.0% ownership.

Trinity Inc.

Trinity Inc. (“Trinity”) is one of the subsidiaries of Hirata Corporation, which manages customer loyalty reward program systems. As of May 31, 2013, Trinity is our equity method investee with a 33.7% ownership.

Internet Multifeed Co.

Internet Multifeed Co. (“Multifeed”) provides the location and facilities for directly connecting high-speed Internet backbones with content servers to make distribution on the Internet more efficient. Its technology was developed jointly with the NTT Group. Multifeed operates an IX (Internet eXchange — where major ISPs exchange network traffic) named JPNAP. As of March 31, 2013, Multifeed is our equity method investee with a 33.0% ownership.

Internet Revolution Inc.

In February 2006, IIJ and Konami Corporation established a joint venture company, Internet Revolution Inc. (“i-revo”), to operate comprehensive sites and IIJ invested a total of ¥750 million as of March 31, 2013. As of March 31, 2013, i-revo is our equity method investee with a 30.0% ownership.

Capital Expenditures

The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three years.

	For the fiscal year ended March 31,
	2011	2012	2013
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥6,752	¥10,917	¥10,405
_____________________
(1)
Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.”

Most of our capital expenditures relate primarily to the development, expansion, improvement and maintenance of our network and service infrastructures and of our own internal back-office systems. The investments are mostly for routers, servers, network equipment, containers and other facilities necessary to offer services on our network and software.

We believe that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2014 related to our network services and systems integration business will be higher than the amount for the fiscal year ended March 31, 2013. There will be capital expenditures for facilities and equipment for cloud computing services and for network equipment and software which are related to the usual expansion and improvement of our existing network. In addition, there will be capital expenditures related to our ATM operation business, which is also expected to increase compared to the previous fiscal year along with the placement of new ATMs.

Seasonality

See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues, including related equipment sales revenues.”

Sales and Marketing

Our sales headquarters are located in Tokyo. In addition, we have ten branch or sales offices in Osaka, Nagoya, Fukuoka, Sapporo, Sendai, Toyama, Hiroshima, Yokohama, Toyota and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2013, we had 404 employees working in sales and marketing.

The Business Unit is divided into nine divisions and one department:

•	Enterprise Business Divisions 1, 2 and 3 focus on selling total network solutions and work with large corporate clients, including manufacturers, retail companies and telecommunication carriers.

•	Financial Systems Business Division focuses on selling its total network solutions and work with financial institutions.

•	Government, Public & Educational Organization Business Division focuses on selling total network solutions and works with governmental institutions, and universities and other schools.

•	Regional Division focuses on developing and strengthening partnerships with customers in areas other than the Kanto-area. Sales personnel in the branch or sales offices are here in this division.

•	Business Unit Management Department focuses on management and controlling the above six divisions. It is responsible for the planning and management of sales figures, processes and other information.

•
Marketing Division focuses mainly on setting the tariff pricing for each of IIJ’s services, makes and conducts promotion plans on its products and services as well as strengthening partnerships with sales agents such as systems integrators to expand our marketing reach.

•
Solution Division focuses on developing solution services including cloud computing related solutions as well as conducting sales and integration, operation and maintenance together with each of the Business Unit Division.

•	Global Business Division is in charge of planning and administration of overseas business development.

Customers

As of March 31, 2013, we had approximately 8,500 business and other institutional customers and approximately 489 thousand individuals including individuals subscribing to OEM services. Our main customers continue to be major corporations, including ISPs.

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

Other Departments of IIJ. Other departments, such as Product Division, Network Division and Service Operation Division play an important role in the research and development of technologies to be applied to our services and solutions, collect information, evaluate new technology and conduct business expansion.

Stratosphere. IIJ and ACCESS Co., Ltd. established Stratosphere in April 2012 with a goal to develop SDN, Software Defined Network, platform software. SDN is a new technology concept that enables network virtualization and automatic operation in a cloud environment. Combining the SDN platform with virtualized machines should allow us to construct a more flexible cloud computing network than those we have today.

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

Our research and development expenses averaged less than 1.0% of total revenues for the past three consecutive years. For the fiscal years ended March 31, 2011, 2012 and 2013, our research and development expenses were ¥354 million, ¥389 million and ¥410 million, respectively, most of which was personnel expense. The level of research and development expenditures is low in relation to our total costs primarily because we do not engage in extensive research and development of new technologies and products that require large investments. Rather, as noted above, we are intensively engaged in research and development related to our ongoing business. We focus on monitoring developments in the industry and in developing new and innovative services and applications by utilizing and enhancing existing technologies and products.

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

Patents

We have applied for patent registrations in relation to our technology in Japan and the United States. As of June 2013, nine registrations had been granted, with 2 pending applications. The latest acquired patent is for a container-unit data center module to provide the necessary space for working while reducing overall container size.

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

The Telecommunications Business Law applies to the telecommunications business, except for the telecommunications business exempt under the Telecommunications Business Law (“Exempted Business”). (1) The term “telecommunications business” is defined under the Telecommunications Business Law as the business providing telecommunications services in order to meet the demand of others. (2) The term “telecommunications services” is defined under the Telecommunications Business Law as intermediating communications of others through the use of telecommunications facilities, or any other acts of providing telecommunications facilities for the use of communications of others. Our business falls within the definition of telecommunications business, not Exempted Business, and therefore is subject to the Telecommunications Business Law.

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

(ii)
 the telecommunications business which provides telecommunications services with telecommunications facilities, a part of which is to be established on the same premises (including the areas regarded as the same premises) or in the same building where any other part thereof is also to be established, or with telecommunications facilities which are below the standards stipulated in the ministerial ordinance of the MIC; and

(iii)
 the telecommunications business installing no telecommunications circuit facilities which provides telecommunications services other than the telecommunications services which intermediate communications of others by using telecommunications facilities;

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

C.	Organizational Structure

The information required by this item is in “Our Group Companies” above.

D.	Property, Plants and Equipment

Property and equipment recorded on our consolidated balance sheet as of March 31, 2012 and March 31, 2013 consisted of the following:

	As of March 31
	2012	2013	2013
	(millions of yen)		(thousands of U.S. dollars)
Data communications equipment	¥5,791	¥6,746	$71,645
Office and other equipment	939	2,130	22,623
Buildings	490	669	7,101
Leasehold improvements	2,513	2,666	28,320
Capitalized software	15,515	18,466	196,110
Assets under capital leases, primarily data communications equipment	20,181	21,865	232,211
Total	45,429	52,542	558,010
Less accumulated depreciation and amortization	(25,693)	(29,516)	(313,471)
Property and equipment- net	¥19,736	¥23,026	$244,539

Our fixed assets consist mainly of (i) data communications equipment necessary to offer services on our network, such as routers, servers and other network equipment, which are mainly acquired under capital leases and (ii) software, such as those for back-office systems, virtualization software and others for cloud computing services, foreign exchange (“FX”) service application software and others. Most of our property and equipment are located in Japan. While we lease some floor space in office buildings in places such as Japan, the United States, and the United Kingdom under operating leases, the above-mentioned property and equipment consists of many relatively small assets and, as of March 31, 2013, we did not own any land, buildings or facilities such as factories except for the Matsue data center. The Matsue data center is directly owned and operated by us. Other than the above assets recorded on our consolidated balance sheet, we use operating lease assets such as backbone lines, local access line, office premises, and network operation centers. There are no known environmental issues that may affect our utilization of our property and equipment.

Please also see “ — Network” above and Note 7 “Property and Equipment” and Note 9 “Leases” to our consolidated financial statements included in this annual report on Form-20F.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

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

Overview

The Group is a provider of a comprehensive range of Internet connectivity services and network solution services in Japan. IIJ was founded in December 1992 and began offering Internet connectivity services commercially in July 1993. IIJ was one of the first commercial ISPs in Japan and has expanded the Group business to outsourcing services and systems integration along with the expansion of usage of Internet by customers.

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

For the fiscal year ended March 31, 2013, internet connectivity and outsourcing services continued their steady growth in response to customers’ need for professional IT support. As for systems integration, we are seeing some recovering of IT investment appetite along with the recent Japanese economy recovery. We recognized the increase in the number and the volume of system construction projects.

We entered into the ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and its network systems to provide ATM service and receives a commission for each bank withdrawal transaction when a customer uses its ATMs. As of May 15, 2013, 625 ATMs had been placed in places such as Japanese pinball shops.

Currently, we have two business segments: a network services and systems integration business and an ATM operation business. Our network services and systems integration business is comprised of: Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales.

For the fiscal year ended March 31, 2013, net revenues of network services and systems integration business and ATM operation business before elimination of intersegment revenues were ¥104.5 billion and ¥2.3 billion, respectively. Our consolidated net revenue for the fiscal year ended March 31, 2013 was ¥106.2 billion.

Substantially most of our revenues are from customers operating in Japan.

We refer to our subsidiaries and equity method investees as our group companies, and we have invested heavily in and exercise significant influence over these companies. For the fiscal year ended March 31, 2013, we consolidated all of our 15 subsidiaries. In addition, we had four equity method investees. For descriptions and the history of our group companies, see “Our Group Companies” in Item 4.B.

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

	Fiscal year ended March 31,

	2011		2012		2013
	(millions of yen except for percentage data)						(thousands of U.S. dollars (1))
REVENUES:
Network services:
Internet connectivity services (corporate use)	¥14,005	17.0%	¥14,707	15.1%	¥16,027	15.1%	$170,212
Internet connectivity services (home use)	6,525	7.9	5,717	5.9	5,466	5.1	58,052
WAN services	16,100	19.6	25,667	26.4	25,168	23.7	267,294
Outsourcing services	15,032	18.2	17,319	17.8	18,571	17.5	197,224
Total	51,662	62.7	63,410	65.2	65,232	61.4	692,782
Systems integration:
Systems construction	11,937	14.5	11,997	12.3	15,825	14.9	168,064
Systems operation and maintenance	17,507	21.2	19,472	20.0	21,380	20.1	227,062
Total	29,444	35.7	31,469	32.3	37,205	35.0	395,126
Equipment sales	796	1.0	1,112	1.1	1,491	1.4	15,834
ATM operation business	516	0.6	1,324	1.4	2,320	2.2	24,640
Total revenues	82,418	100.0	97,315	100.0	106,248	100.0	1,128,382

COST AND EXPENSES:
Network services:
Backbone cost	3,688	4.5	3,371	3.5	3,535	3.3	37,545
Local access line cost	16,751	20.3	23,004	23.6	22,314	21.0	236,980
Other connectivity cost	346	0.4	351	0.4	383	0.4	4,063
Depreciation and amortization	3,455	4.2	3,170	3.3	2,945	2.8	31,277
Other	17,438	21.2	20,089	20.6	21,515	20.3	228,497
Total cost of network services	41,678	50.6	49,985	51.4	50,692	47.8	538,362

Cost of systems integration:
Cost of equipment sales related to systems integration	3,321	4.1	3,580	3.7	5,006	4.7	53,168
Other	19,146	23.2	21,399	22.0	25,419	23.9	269,950
Total cost of systems integration	22,467	27.3	24,979	25.7	30,425	28.6	323,118
Cost of equipment sales	683	0.8	980	1.0	1,318	1.2	14,001
Cost of ATM operation business	1,000	1.2	1,382	1.4	1,959	1.8	20,812
Total cost	65,828	79.9	77,326	79.5	84,395	79.4	896,293
Sales and marketing	6,616	8.0	7,947	8.2	8,059	7.6	85,583
General and administrative	5,479	6.7	5,300	5.4	5,632	5.3	59,817
Research and development	354	0.4	389	0.4	410	0.4	4,354
Total cost and expenses	78,277	95.0	90,962	93.5	98,495	92.7	1,046,047
OPERATING INCOME	4,141	5.0	6,353	6.5	7,753	7.3	82,335
OTHER INCOME (EXPENSES):
Dividend income	44	0.1	48	0.0	47	0.1	500
Interest income	23	0.0	35	0.0	26	0.0	273
Interest expense	(268)	(0.3)	(299)	(0.3)	(287)	(0.3)	(3,051)
Foreign exchange gain (loss), net	(32)	(0.0)	(5)	(0.0)	112	0.1	1,191
Net gain (loss) on sales of other investments	105	0.1	(3)	(0.0)	14	0.0	144
Impairment of other investments	(180)	(0.2)	(160)	(0.2)	(20)	(0.0)	(210)
Other—net	1	0.0	7	0.0	112	0.1	1,198
Other income (expenses) — net	(307)	(0.3)	(377)	(0.4)	4	0.0	45
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	3,834	4.7	5,976	6.1	7,757	7.3	82,380

	Fiscal year ended March 31,

	2011		2012		2013
	(millions of yen except for percentage data)						(thousands of U.S. dollars (1))

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	3,834	4.7	5,976	6.1	7,757	7.3	82,380
INCOME TAX EXPENSE	956	1.2	2,525	2.6	2,608	2.5	27,693
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	123	0.1	124	0.1	168	0.2	1,784
NET INCOME	3,001	3.6	3,575	3.6	5,317	5.0	56,471
LESS: NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	202	0.3	66	0.1	(16)	0.0	(177)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC	¥3,203	3.9%	¥3,641	3.7%	¥5,301	5.0%	$56,294
_________________
(1)
The U.S. dollar amounts represent translation of yen amounts at the rate of ¥94.16 = U.S.$1.00 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 29, 2013.

The Fiscal Year Ended March 31, 2013 Compared to the Fiscal Year Ended March 31, 2012

Total revenues

Our total revenues were ¥106.2 billion for the fiscal year ended March 31, 2013, an increase of 9.2% compared to ¥97.3 billion for the previous fiscal year mainly due to the steady growth in monthly recurring type revenues and the increase in the number and volume of systems construction projects.

Network Services revenues. Revenues from network services, which comprise our Internet connectivity services for corporate use, Internet connectivity services for home use, WAN services and outsourcing services increased by 2.9% to ¥65.2 billion for the fiscal year ended March 31, 2013 from ¥63.4 billion for the previous fiscal year.

•
Internet connectivity services for corporate use. Revenues for Internet connectivity services for corporate use depend on customers’ bandwidth usage and the number of contracts for connectivity services. The revenues increased by 9.0% to ¥16.0 billion for the fiscal year ended March 31, 2013 from ¥14.7 billion for the previous fiscal year. The IP connectivity service revenue increased by 9.9% to ¥10.2 billion for the fiscal year ended March 31, 2013 from ¥9.3 billion for the previous fiscal year. IIJ Mobile service revenues increased by 19.3% to ¥2.4 billion for the fiscal year ended March 31, 2013 from ¥2.0 billion for the previous fiscal year. Broadband services increased by 0.6% to ¥3.2 billion for the fiscal year ended March 31, 2013 from ¥3.2 billion for the previous fiscal year. Although we do not expect prices of Internet connectivity services to increase significantly in the fiscal year ending March 31, 2014, we believe that customer demand, especially network business operators demand, for broader bandwidth will continue contributing to the revenue growth as the use of broadband by corporate customers expands. We will also focus on acquiring new customers and contracts as well as increasing the bandwidth usage of existing customers by maintaining the quality of our services to differentiate them from those of our competitors.

•
Internet connectivity services for home use. Revenues for Internet connectivity services for home use depend on the size of our customer base and pricing. For the fiscal year ended March 31, 2013, revenues decreased by 4.4% to ¥5.5 billion from ¥5.7 billion for the previous fiscal year mainly due to the continuous cancellation of outdated network service by hi-ho. For the fiscal year ended March 31, 2013, the revenues from hi-ho brand services decreased by 17.4% from the previous fiscal year, while the revenues from IIJ brand services increased by 48.2% from the previous fiscal year. For the fiscal year ending March 31, 2014, while we will continue to experience the cancellation of outdated network services, LTE service contracts should continue to accumulate.

•
WAN services. The WAN services that we offer are closed network services using connectivity such as Ethernet and dedicated access lines, and are mainly provided by IIJ-Global and IIJ. Revenues for WAN services depend on the number of contracted lines for WAN services and the customers’ bandwidth usage. For the fiscal year ended March 31, 2013, with the cancellation and price reduction in some contracts, revenues decreased by 1.9% to ¥25.2 billion from ¥25.7 billion for the previous fiscal year. For the fiscal year ending March 31, 2014, we may continue to experience cancellation and price reduction in some contracts while we anticipate to accumulate new contracts.

•
Outsourcing services. For outsourcing services, we are currently offering security-related, network-related, server-related, data center-related outsourcing services and cloud computing services such as the IIJ GIO/Hosting Package. Examples of our outsourcing services include, among others, firewall service, email service, web hosting service, anti-DDoS attack protection service, internet-VPN service and router rental services, which are provided mainly to our internet connectivity customer base. Our revenues depend on our ability to cross-sell our existing outsourcing services, add new features to existing outsourcing services and introduce new services. For the fiscal year ended March 31, 2013, our outsourcing services revenues increased by 7.2% to ¥18.6 billion from ¥17.3 billion for the previous fiscal year as a result of steady usage growth of each of our outsourcing services and the continuous growth from IIJ GIO/Hosting Package. We believe that corporate customers will increasingly rely on the broader range of our outsourcing services to enhance their productivity and to reduce costs. As a result, we expect our revenue from outsourcing services to continue to grow.

Systems integration revenues. Generally speaking, while Japanese customers, especially blue-chip companies, use ready-made network services to build their network systems, they also require customization to meet their individual needs. To meet such needs, we believe that it is important as a total network solution provider to provide systems construction services together with network services. Therefore, we have been focusing on providing systems construction to our corporate customers. Systems construction, which we provide with our IP expertise, is mainly IP-related network construction such as VPN network and IP-based server system construction such as web server and email server systems. Systems construction can be largely affected by the economic situation, as corporations will presumably reduce their IT-related investments unless such investments are deemed critical.

For the fiscal year ended March 31, 2013, our revenues from systems integration, which include equipment sales related to systems integration, increased by 18.2% to ¥37.2 billion from ¥31.5 billion for the previous fiscal year. The increase was mainly due to the increase in systems construction revenues, one-time revenue, which increased by 31.9% compared to the previous fiscal year. Systems operation and maintenance revenue increased by 9.8% compared to the previous fiscal year mainly due to the steady increase in IIJ GIO/Component. The order backlog for systems construction and equipment sales as of March 31, 2013 was ¥3.7 billion, a decrease of 3.5% compared to March 31, 2012. The order backlog for systems operation and maintenance as of March 31, 2013 was ¥16.4 billion, an increase of 25.8% compared to March 31, 2012.

For the fiscal year ending March 31, 2014, systems construction revenue is expected to increase from the previous fiscal year as the Japanese economy has been on a recovery path by seizing continued demand for mid- to small sized construction projects and large scale project orders of over ¥0.1 billion. However, as systems integration revenues can fluctuate significantly in accordance with the absence or addition of a single large order, it is difficult to forecast. For systems operation and maintenance revenues, recurring type revenue, we believe we can increase revenues compared to the previous fiscal year with the accumulation of contracts, especially contracts for our cloud computing services, IIJ GIO/Component.

Equipment sales revenues. For equipment sales, we sell third-party equipment to meet the one-stop needs of our customers. For the fiscal year ended March 31, 2013, our equipment sales increased by 34.1% to ¥1.5 billion from ¥1.1 billion for the previous fiscal year.

ATM Operation Business revenues. The revenues from our ATM operation business were ¥2.3 billion for the fiscal year ended March 31, 2013 compared to ¥1.3 billion for the previous fiscal year. The revenue increased along with the increase in the number of serviced ATMs. Trust Networks, our subsidiary who is in charge of this business, receives a commission for each bank withdrawal transaction when customers use their serviced ATMs.

Total cost of revenues

Our total cost of revenues increased by 9.1% to ¥84.4 billion for the fiscal year ended March 31, 2013 from ¥77.3 billion for the previous fiscal year.

Cost of network services revenues. Our cost of network services revenues slightly increased by 1.4% to ¥50.7 billion for the fiscal year ended March 31, 2013 from ¥50.0 billion for the previous fiscal year. The gross margin ratio for network services revenues, which is the ratio of (1) the amount obtained by subtracting cost of network services revenues from network services revenues to (2) network services revenues, increased to 22.3% for the fiscal year ended March 31, 2013 from 21.2% for the previous fiscal year.

Cost of systems integration revenues. Our cost of systems integration revenues increased by 21.8% to ¥30.4 billion for the fiscal year ended March 31, 2013 from ¥25.0 billion for the previous fiscal year mainly due to the increase in outsourcing cost and network operation related costs mostly for IIJ GIO. The gross margin ratio for systems integration revenues, which is the ratio of (1) the amount obtained by subtracting cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, decreased to 18.2% for the fiscal year ended March 31, 2013 from 20.6% for the previous fiscal year.

Cost of equipment sales. Our cost of equipment sales increased by 34.5% to ¥1.3 billion for the fiscal year ended March 31, 2013 from ¥1.0 billion for the previous fiscal year. The increase is primarily due to the increase in equipment sales revenues. The gross margin ratio for equipment sales, which is the ratio of (1) the amount obtained by subtracting cost of equipment sales from equipment sales revenues to (2) equipment sales revenues, was 11.6% for the fiscal year ended March 31, 2013 from 11.8% for the previous fiscal year.

Cost of ATM Operation Business. The cost of the ATM operation business was ¥2.0 billion for the fiscal year ended March 31, 2013 compared to ¥1.4 billion for the previous fiscal year. Gross margin was a gain of ¥360 million for the fiscal year ended March 31, 2013 compared to a loss of ¥58 million for the previous fiscal year. The cost of ATM operation business slightly increased as Trust Networks increased the number of ATMs. As of May 15, 2013, 625 ATMs had been placed.

Total costs and expenses

Total costs and expenses, which include total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased by 8.3% to ¥98.5 billion for the fiscal year ended March 31, 2013 from ¥91.0 billion for the previous fiscal year.

Sales and marketing. Sales and marketing expenses increased by 1.4% to ¥8.1 billion for the fiscal year ended March 31, 2013 from ¥7.9 billion for the previous fiscal year. The increase was mainly due to the increase in advertisement expenses. Amortization of customer relationship was ¥0.6 billion for the fiscal year ended March 31, 2013.

General and administrative. General and administrative expenses increased by 6.3% to ¥5.6 billion for the fiscal year ended March 31, 2013 from ¥5.3 billion for the previous fiscal year. The increase was mainly due to the increase in personnel-related expenses.

Research and development. Research and development expenses increased by 5.5% to ¥410 million for the fiscal year ended March 31, 2013 from ¥389 million for the previous fiscal year.

Operating income

As a result of the foregoing factors, operating income increased by 22.0% to ¥7.8 billion for the fiscal year ended March 31, 2013 from ¥6.4 billion for the previous fiscal year. There were increases in gross margin of network services revenues and the returning profit of ATM operation business.

Other income (expenses)-net

Other income -net of ¥4 million was recorded for the fiscal year ended March 31, 2013, compared to other expense-net of ¥377 million for the previous fiscal year.

Dividend income. Dividend income was ¥47 million for the fiscal year ended March 31, 2013 compared to ¥48 million for the previous fiscal year.

Interest income. Interest income was ¥26 million for the fiscal year ended March 31, 2013 compared to ¥35 million for the previous fiscal year.

Interest expense. Interest expense, comprising interest expense in respect of borrowings and capital lease obligations, amounted to ¥287 million for the fiscal year ended March 31, 2013 compared to ¥299 million for the previous fiscal year.

Foreign exchange gains (losses), net. Foreign exchange gains amounted to ¥112 million for the fiscal year ended March 31, 2013 compared to losses of ¥5 million for the previous fiscal year. Foreign exchange gains were mainly because Japanese yen became weaker against the U.S. dollar in the year ended March 31, 2013.

Net gain (loss) on sales of other investments. For the fiscal year ended March 31, 2013, we recorded net gains on sales of other investments of ¥14 million compared to net losses of ¥3 million for the previous fiscal year.

Impairment of other investments. For the fiscal year ended March 31, 2013, we recorded impairment losses of other investments of ¥20 million from nonmarketable and available-for-sale securities compared to impairment losses of ¥160 million for the previous fiscal year.

Other-net. For the fiscal years ended March 31, 2012 and 2013, we recorded other income of ¥6 million and ¥113 million, respectively.

Income from operations before income tax expense and equity in net income of equity method investees

We recorded income from operations before income tax expense and equity in net income of equity method investees of ¥7.8 billion for the fiscal year ended March 31, 2013 compared to ¥6.0 billion for the previous fiscal year. The increase primarily reflects the increase in operating income.

Income tax expense

For the fiscal year ended March 31, 2013, we recorded an income tax expense of ¥2.6 billion compared to income tax expense of ¥2.5 billion for the previous fiscal year. Although income from operations before income tax expense and equity in net income of equity method investees increased, an income tax expense stayed almost flat because we recognized deferred tax benefit of ¥0.5 billion mainly due to a release of valuation allowance on deductible temporary differences.

Equity in net income of equity method investees

Equity in net income of equity method investees was ¥168 million for the fiscal year ended March 31, 2013 compared to ¥124 million for the previous fiscal year, mainly due to income of Multifeed and i-revo.

Net (income) loss attributable to noncontrolling interests

Net income attributable to noncontrolling interests was ¥17 million for the fiscal year ended March 31, 2013 related to Trust Networks compared to net loss attributable to noncontrolling interests of ¥66 million for the previous fiscal year.

Net income attributable to IIJ

Net income attributable to IIJ for the fiscal year ended March 31, 2013 was ¥5.3 billion compared to ¥3.6 billion for the previous fiscal year. The increase primarily reflects the increase in operating income by ¥1.4 billion compared to the previous fiscal year.

The Fiscal Year Ended March 31, 2012 Compared to the Fiscal Year Ended March 31, 2011

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

•
Outsourcing services. For outsourcing services, we are currently offering security-related, network-related, server-related, data center-related outsourcing services and cloud computing services such as the IIJ GIO/Hosting Package. Examples of our outsourcing services include, among others, firewall service, email service, web hosting service, anti-DDoS attack protection service, internet-VPN service and router rental services, which are provided mainly to our internet connectivity customer base. Our revenues depend on our ability to cross-sell our existing outsourcing services, add new features to existing outsourcing services and introduce new services. For the fiscal year ended March 31, 2012, our outsourcing services revenues increased by 15.2% to ¥17.3 billion from ¥15.0 billion for the previous fiscal year as a result of steady usage growth of each of our outsourcing services and the continuous growth from IIJ GIO/Hosting Package. We believe that corporate customers will increasingly rely on the broader range of our outsourcing services to enhance their productivity and to reduce costs. As a result, we expect our revenue from outsourcing services to continue to grow.

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

Segment Reporting

Currently, we have two business segments: a network services and systems integration business segment and an ATM operation business segment. Our network services and systems integration business segment comprises: Internet connectivity services, WAN services, outsourcing services, Systems integration and Equipment sales.

The following tables present net revenues and operating income (loss) for fiscal years 2011, 2012 and 2013 by segment.

Business Segment Summary:

	For the fiscal year ended March 31,
	2011	2012	2013	2013
	(millions of yen)			(thousands of U.S. dollars)
Revenues:
Network service and systems integration business	¥82,357	¥96,497	¥104,487	$1,109,676
ATM operation business	516	1,324	2,320	24,640
Elimination	455	506	559	5,934
Total	82,418	97,315	106,248	1,128,382
Operating income (loss):
Network service and systems integration business	4,813	6,631	7,629	81,026
ATM operation business	(643)	(194)	239	2,539
Elimination	29	84	115	1,230
Total	¥4,141	¥6,353	¥7,753	$82,335

Year Ended March 31, 2013 Compared to the Year Ended March 31, 2012

Network services and Systems Integration Business Segment

Net revenues from our network services and systems integration business segment, before elimination of intersegment revenues, increased 8.3% to ¥104.5 billion for the fiscal year ended March 31, 2013 compared to ¥96.5 billion for the previous fiscal year. The increase in revenues was mainly due to the increase in systems integration revenues. Operating costs and expenses of our network services and systems integration business for the fiscal year ended March 31, 2013 increased 7.8% to ¥96.9 billion compared to ¥89.9 billion for the previous fiscal year, mainly due to the increases in costs of systems integration and general and administrative expenses. As a result, operating income of our network services and systems integration business for the fiscal year ended March 31, 2013 increased to ¥7.6 billion compared to ¥6.6 billion for the previous fiscal year.

ATM Operation Business Segment

Net revenues from our ATM operation business segment, before elimination of intersegment revenues, increased by 75.2% to ¥2.3 billion for the fiscal year ended March 31, 2013 compared to ¥1.3 billion for the previous fiscal year. Operating expense of our ATM operation business for the fiscal year ended March 31, 2013 was ¥2.1 billion compared to ¥1.5 billion for the previous fiscal year. As a result, operating income of our ATM operation business for the fiscal year ended March 31, 2013 was ¥0.2 billion compared to operating loss of ¥0.2 billion for the previous fiscal year. As of May 15, 2013, 625 ATMs were in place.

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

Revenues from Internet connectivity services consist of Internet connectivity services for corporate use and Internet connectivity for home use. Internet Connectivity services for corporate use represent dedicated and wireless Internet access type services, such as IP service and Data Center Connectivity service, broadband Internet connectivity services that uses fiber optic access and ADSL access, such as IIJ FiberAccess/F Service and IIJ DSL/F Service and wireless broadband Internet connectivity services, that is IIJ Mobile Service. Internet Connectivity services for home use are provided under IIJ brand such as IIJ4U and IIJmio, hi-ho brand and others, and consist of dial-up services, optical based or ADSL based broadband services and wireless broadband internet connectivity services. WAN services are a closed network services for corporate customers which mainly uses dedicated lines. Outsourcing services revenues consist principally of sales of various Internet access-related services such as security related services, network related services, server- related services, data center related services, cloud computing services and others.

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

・	Monitoring and operating service ― we monitor our customer's network activity and internet connectivity to detect and report problems. We also provide constant data backup services.
・	Hardware and software maintenance service ―we repair or replace any malfunctioning parts of hardware. We examine the fault of software and provide the suitable solution to customers.

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

The Company also enters into multiple-element arrangements for system integration services that include software not essential to the hardware product’s functionality and software-related services and account for them in accordance with the software revenue recognition guidance. The Company has been able to establish VSOE of fair value of the software-related services based on separate renewal contracts of the services that are consistently priced within a narrow range. The Company allocates revenue to such services based on VSOE and recognizes the revenues on a straight-line basis over the contract period. The Company allocates the residual amount to the software and system construction services.

Equipment sales revenues are recognized when equipment is delivered and accepted by the customer.

The Company evaluates whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned in reporting system construction services and equipment sales, depending on whether the Company functions as principal or agent.

ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. ATM commission collected from each withdrawal is aggregated every months and recognized as ATM operation revenues.

Revenue is recognized net of consumption tax collected from customers and subsequently remitted to governmental authorities.

Useful lives of property and equipment

Property and equipment, net recorded on our balance sheet was ¥23.0 billion at March 31, 2013, representing 28.0% of our total assets. The values of our property and equipment, including capitalized software and property and equipment under capital leases, are recorded in our financial statements at cost, and depreciation and amortization are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter. Our depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2011, 2012 and 2013 were ¥5.5 billion, ¥6.5 billion and ¥7.0 billion, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes at March 31, 2013, were as follows:

Item	Useful Lives
Data communications, office and other equipment	3 to 20 years
Buildings	20 years
Leasehold improvements	8 to 20 years
Capitalized software	5 years
Capital leases	4 to 6 years

If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2011, 2012 and 2013 were ¥24 million, ¥62 million and ¥15 million, respectively.

A one-year change in the useful life of these assets would have increased or decreased depreciation expense by approximately ¥3.2 billion and ¥2.0 billion, respectively.

Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating cost and expenses.

 Goodwill and intangible assets

Goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31. If the carrying amount of a reporting unit exceeds its fair value, the Company then performs the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

No impairment of goodwill was recognized during the years ended March 31, 2012 and 2013.

The Company recorded ¥37 million and ¥48 million of loss on impairment of the trademark right related to hi-ho in “Sales and marketing” expenses in the Company’s consolidated statement of income for the year ended March 31, 2012 and 2013, respectively. Because hi-ho recorded an operating loss for the years ended March 31, 2012 and 2013 and expected to record an operating loss in next fiscal year, the Company recognized that the trademark might be impaired. The carrying value of the trademark exceeded its fair value and the impairment loss was recognized in an amount equal to the excess of the carrying amount of the trademark over the fair value of the trademark. The fair value of the trademark was calculated with the relief from royalty method. The amount of loss was included in the Network service and system integration business segment.

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

On September 1, 2010, IIJ acquired a new subsidiary, IIJ-Global, and recorded an intangible asset for a customer relationship of ¥3,721 million and goodwill of ¥2,288 million through this acquisition. The customer relationship is amortized over its estimated useful life of 15 years based on the pattern of expected future economic benefit from the acquisition date, which is generally on non-straight-line basis based upon its expected future cash flows. The goodwill components were mainly the fair value of human resources and synergies and the goodwill was included in the Network service and system integration business segment. ¥5,387 million of the recorded customer relationship and goodwill are deductible for tax purposes.

On April 2, 2012, IIJ acquired a new subsidiary, IIJ-Exlayer and recorded goodwill of ¥182 million ($2 million).The goodwill components were mainly a fair value of human resources and the goodwill was included in the network service and system integration business segment.

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

 Allowance for doubtful accounts and uncollectible contractual prepayments

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. At March 31, 2012 and 2013, we maintained allowances for doubtful accounts of ¥205 million and ¥176 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

 Deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. As of March 31, 2013, we had tax operating loss carryforwards not subject to consolidation tax filing of ¥3.7 billion, and tax operating loss carryforwards related to enterprise tax and inhabitant tax subject to consolidation tax filing of ¥0.3 billion and ¥0.1 billion respectively. The tax operating loss carryforwards are available to offset future taxable income and will expire as shown in Note 12 of our consolidated financial statements. We recognized deferred tax benefit of ¥0.5 billion mainly due to a release of valuation allowance on deductible temporary differences for the fiscal year ended March 31, 2013. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if there are changes in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years, a release of or an increase in valuation allowance against deferred tax assets related to tax operating loss carryforwards and other temporary differences would result in the decrease or increase in deferred tax expense.

Valuation of investments

We have investments in securities, and the valuation of such investments and funds requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As of March 31, 2013, we had available-for-sale securities of ¥1.3 billion and cost method investments of ¥2.5 billion.

We review the fair value of available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other-than-temporary. If the decline in value is judged to be other-than-temporary, the cost basis of the investment is written down to fair value. Other-than-temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed and events that might accelerate the recognition of impairment. The resulting realized loss is included in the consolidated statements of income in the period in which the decline is deemed to be other-than-temporary.

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

Our unrealized loss on investments in marketable equity securities relates to Japanese companies (2 issuers) in manufacturing industries. The fair value of each investment is between 5.8% and 15.8%, less than its cost. The duration of the unrealized loss position was less than 12 months. We evaluated the near-term prospects of the issuer and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and our ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of fair value, we do not consider the investments to be other-than-temporarily impaired at March 31, 2013.

Losses on impairment of investments in certain marketable equity securities and nonmarketable equity securities, including funds, included in other income (expenses), were recognized to reflect the decline in value considered to be other than temporary, which were ¥13 million and ¥167 million, respectively, for the year ended March 31, 2011, ¥88 million and ¥72 million, respectively, for the year ended March 31, 2012 and ¥20 million and zero, respectively, for the year ended March 31, 2013.

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

We used a discount rate of 1.2% for the projected benefit obligation as of March 31, 2013. The discount rate was determined by using the market yield of Japanese Government Bonds with a term matched against the average remaining service period of employees.

We used an expected long-term rate of return on pension plan assets of 1.8% as of March 31, 2013. To determine the expected long-term rate of return on pension plan assets, we consider a combination of historical returns and prospective return assumptions derived from the pension trust funds’ managing company. The actual return on the pension plan assets for the year ended March 31, 2013 was 8.3%.

The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plan as of March 31, 2013.

Change in Assumption	Pre-Tax PBO	Pension Expense	Equity (Net of Tax)
(millions of yen)
50 basis point increase/decrease in discount rate	(278)/308	(25)/41	15/(26)
50 basis point increase/decrease in expected return on assets	－	(10)/10	－/(6)

Stock Based Compensation

The Company measures and records the compensation cost from stock compensation-type stock options based on fair value. The fair value of the stock option is measured on the date of grant using the Black-Scholes option-pricing model, and amortized over the requisite service period. The compensation cost is mainly included in “General and administrative expense.”

 New Accounting Guidance

In June 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU?? 2011-05, "Comprehensive Income－Presentation of Comprehensive Income," which improves the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The amendments require an entity to report comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12 "Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05," which defers certain aspects of ASU 2011-05 related to the presentation of reclassification adjustments. This ASU, except the deferral of the effective date for amendments to the presentation of reclassifications adjustments stipulated in ASU2011-05, is effective for the interim or annual period beginning after December 15, 2011 and the Company adopted this ASU in the first quarter beginning April 1, 2012. The Company elected to present two separate but consecutive statements. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In September 2011, the FASB issued ASU 2011-08, "Intangibles－Goodwill and Other: Testing Goodwill for impairment," which provides new guidance on the annual goodwill impairment testing. This ASU allows an entity the option to first assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If based on its qualitative assessment an entity concludes it is more likely than not that fair value of a reporting unit is less than its carrying amount, quantitative impairment testing is required. However, if an entity concludes otherwise, quantitative impairment testing is not required. This ASU is effective for annual and interim goodwill impairment tests performed for annual period beginning after December 15, 2011 and the Company adopted this ASU in the first quarter beginning April 1, 2012. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet: Disclosures about Offsetting Assets and Liabilities," which requires new disclosures about financial instruments and derivative instruments that are either offset by or subject to an enforceable master netting arrangement or similar agreement. In January 2013, the FASB issued ASU 2013-01, "Balance Sheet : Clarifying the Scope of Disclosures about Offsetting Asset and Liabilities," which clarifies the scope of the offsetting disclosures of ASU 2011-11. Both ASUs are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. The adoption of the ASUs will not have a material impact on the Company’s financial position or results of operations.

In July 2012, the FASB issued ASU 2012-02, "Intangibles－Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment," which provides new guidance on the annual indefinite-lived intangible assets impairment testing. The objective of the amendments in this Update is to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles—Goodwill and Other—General Intangibles Other than Goodwill. This ASU is effective for annual and interim indefinite-lived intangible assets impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income,” which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

B.	Liquidity and Capital Resources

Liquidity and Capital Requirements

Our principal capital and liquidity needs in recent years have been for capital expenditures for the development, expansion and maintenance of our network infrastructure, lease payments, payment of principal and interest on outstanding borrowings, investments in group companies and, other working capital.

Capital expenditures. Most of our capital expenditures relate primarily to the development, expansion and maintenance of our network and service infrastructures and of our internal back-office systems. The investments are mostly for routers, servers, network equipment, containers, other facilities necessary to offer services on our network and software. The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three fiscal years. Capital expenditures for the fiscal year ended March 31, 2012 and 2013 were larger than the fiscal year ended March 31, 2011, mainly because there were more investments in facilities and equipment for cloud computing-related services.

	For the fiscal year ended March 31,
	2011	2012	2013
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥6,752	¥10,917	¥10,405
_________________
(1)
Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.”

We believe that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2014 related to our network services and systems integration business will be larger than the expected amount for the fiscal year ended March 31, 2013, around ¥12.0 billion. There will be capital expenditures for facilities and equipment for cloud computing services and for network equipment and software which are related to the usual expansion and improvement of our existing network. In addition, there will be capital expenditures related to our ATM operation business which is also expected to increase compared to the previous fiscal year along with the placement of new ATMs.

We recorded a loss on disposal of property and equipment of ¥24 million, ¥62 million and ¥15 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including our domestic and international backbone as well as local access lines that our customers use to connect to our network. The leases for our domestic backbone are generally non-cancelable for a minimum one-year lease period. The leases for our international backbone connectivity for mainly two-year lease period are substantially non-cancelable. We also lease office premises, for which refundable lease deposits are capitalized as guarantee deposits, certain office equipment under non-cancelable operating leases, and its network operation centers under non cancelable operating leases which expire on various dates through the year 2020. Lease expenses related to backbone lines for the fiscal years ended March 31, 2011, 2012 and 2013, amounted to ¥3.7 billion, ¥3.4 billion and ¥3.5 billion, respectively. Lease expenses for local access lines for the fiscal years ended March 31, 2011, 2012 and 2013 amounted to ¥16.9 billion, ¥23.1 billion and ¥22.5 billion, respectively. Other lease expenses for the fiscal years ended March 31, 2011, 2012 and 2013, amounted to ¥6.4 billion, ¥5.9 billion and ¥6.0 billion, respectively.

We conduct our connectivity and other services, including cloud computing services by using data communications and other equipment leased under capital lease arrangements. For our ATM operation business, we expect to continuously place new ATMs which are acquired by leasing transactions for the time being, therefore lease payments for ATMs will increase along with placement of new ATMs.

We sold ATM equipment procured from a third party vendor, which amounted to ¥367 million and ¥594 million, to the leasing company for the years ended March 31, 2012 and 2013 and concurrently entered into an capital lease arrangement to lease the equipment back which resulted in total lease payments of ¥399 million due by December 2016 and ¥638 million due by February 2018, related to the lease contracts made in the year ended March 31, 2012 and 2013, respectively.

The fair value of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥20.2 billion and ¥12.8 billion at March 31, 2012 and ¥21.9 billion and ¥13.3 billion at March 31, 2013, respectively.

As of March 31, 2013, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payment due by period
	(millions of yen)
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Connectivity lines operating leases	¥78	¥76	¥2	¥-	¥-
Other operating leases	5,346	2,381	2,445	418	102
Capital leases	9,147	3,655	4,846	646	0
Total minimum lease payments (1)	¥14,571	¥6,112	¥7,293	¥1,064	¥102

_________________
(1)	See Note 9 “Leases” to our consolidated financial statements included in this annual report.

Payments of principal and interest on outstanding borrowings. We require cash for payments of interest and principal on our outstanding borrowings.

Short-term borrowings. As of March 31, 2013, our short-term borrowings consisting of bank overdrafts was ¥9.4 billion. The weighted average interest rate of our short-term borrowings at March 31, 2013 was 0.690%. Our short-term borrowings as of March 31, 2013 increased by ¥0.4 billion (net), compared to the balance as of March 31, 2012. Our unused balance under our bank overdraft agreements, uncommitted, was ¥10.6 billion in short-term borrowings as of March 31, 2013.

Long-term borrowings. As of March 31, 2013, our long-term borrowings, including current portion, was ¥2.0 billion. The weighted average interest rates for our long-term borrowings were 0.962% at March 31, 2013.

Annual maturities of long-term borrowings as of March 31, 2013, are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31:
2014	¥1,010	$10,726
2015	980	10,408
Total	¥1,990	$21,134

Collateral for borrowings. Substantially all of our short-term and long-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the banks may require us to provide collateral or guarantees with respect to the borrowings. We did not provide banks with any collateral for outstanding loans as of March 31, 2012 and 2013. Our primary banking relationships are with Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, and Mitsubishi UFJ Trust and Banking Corporation. The banks are also shareholders and customers of ours.

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

Capital Resources

We seek to manage our capital resources and liquidity to provide sufficient funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions, capital leases and issuances of equity securities. At March 31, 2013, we had cash and cash equivalents of ¥12.3 billion.

Short-term and long-term borrowings. Short-term and long-term borrowings provide us with an important source for maintaining an adequate level of working capital, acquisition of fixed assets and investments. The funding for the acquisition for IIJ-Global in fiscal year ended March 31, 2011 was met by short-term borrowings, which were partially repaid and refinanced by long-term borrowing from Japanese banks. We plan to continue to refinance our short-term borrowings or use the unused balance outstanding of ¥10.6 billion, uncommitted, as of March 31, 2013 under the bank overdraft agreement for maintaining adequate level of working capital, acquisition of fixed assets and investments. See — Payments of principal and interest on outstanding borrowings.

Cash flows from operating activities. We generated ¥9.6 billion by operating activities for the year ended March 31, 2013. See — Cash Flows.

Capital leases. Capital leases also provide us with an important source of financing. See Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

Cash Flows

We had cash and cash equivalents of ¥12.3 billion at March 31, 2013 compared to ¥13.5 billion at March 31, 2012.

The following table presents information about our cash flows during the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal year ended March 31,
	2011	2012	2013
	(millions of yen)
Net cash provided by operating activities	¥12,564	¥11,659	¥9,639
Net cash used in investing activities	(13,493)	(5,954)	(5,946)
Net cash provided by (used in) financing activities	5,521	(5,464)	(4,996)
Effect of exchange rate changes on cash and cash equivalents	(42)	(18)	25
Net increase (decrease) in cash and cash equivalents	4,550	223	(1,278)
Cash and cash equivalents at beginning of the year	8,764	13,314	13,537
Cash and cash equivalents at end of the year	¥13,314	¥13,537	¥12,259

Year Ended March 31, 2013 as Compared to the Year Ended March 31, 2012

Net cash provided by operating activities for the fiscal year ended March 31, 2013 was ¥9.6 billion, a decrease of ¥2.0 billion from ¥11.7 billion for the previous fiscal year. While net income increased by ¥1.7 billion compared to the previous fiscal year, depreciation and amortization increased by ¥0.4 billion. Changes in operating assets and liabilities for the fiscal year ended March 31, 2013 compared to the previous fiscal year mainly reflect the following factors: an increase of ¥2.9 billion in accounts receivable as compared to a decrease of ¥0.6 billion in the prior fiscal year, amounting to a total change in increases and decreases of ¥3.5 billion: an increase in inventories, prepaid expenses and other current and noncurrent  assets of ¥2.4 billion as compared to an increase of ¥0.2 billion in the prior fiscal year, amounting to a total change in increases of ¥2.2 billion: and a decrease in income taxes payable of ¥0.5 billion as compared to an increase of ¥1.8 billion in the prior fiscal year, amounting to a total change in increases and decreases of ¥2.3 billion.

Net cash used in investing activities for the fiscal year ended March 31, 2013 was ¥5.9 billion, almost the same level as ¥6.0 billion for the previous fiscal year. Purchases of property and equipment decreased by ¥0.6 billion from the previous fiscal year, mainly due to decrease in our investments for our cloud computing service IIJ GIO. Acquisition of IIJ-Exlayer on April 2012 was accounted for as an expenditure of ¥0.2 billion, which was net of cash acquired, while we did not make any company acquisitions during the previous fiscal year.

Net cash used in financing activities for the fiscal year ended March 31, 2013 was ¥5.0 billion compared to net cash used in financing activities of ¥5.5 billion for the previous fiscal year. The changes in net cash used in financing activities for the fiscal year ended March 31, 2013 mainly reflected the net decrease in bank borrowings of ¥0.6 billion compared to a net decrease of ¥1.4 billion for the fiscal year ended March 31, 2012.

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

Net cash used in investing activities for the fiscal year ended March 31, 2012 was ¥6.0 billion, a decrease of ¥7.5 billion from ¥13.5 billion for the previous fiscal year. While purchases of property and equipment increased as a result of our investment for our cloud computing service, IIJ GIO, the decrease reflects the fact that we did not make any company acquisitions during the fiscal year ended March 31, 2012. By contrast, in the fiscal year ended March 31, 2011, we acquired IIJ-Global on September 2010 for ¥9.2 billion yen.

Net cash used in financing activities for the fiscal year ended March 31, 2012 was ¥5.5 billion compared to net cash provided by financing activities of ¥5.5 billion for the previous fiscal year. The changes in net cash used in financing activities for the fiscal year ended March 31, 2012 mainly reflected the net decrease in bank borrowings. For the fiscal year ended March 31, 2012, bank borrowings was a net decrease of ¥1.4 billion compared to a net increase of ¥9.0 billion for the fiscal year ended March 31, 2011.

Contingencies

We did not have any material contingent liabilities as of March 31, 2013.

C.	Research and Development, Patents and Licenses, etc.

See the information in Item 4.B., “Business Overview — Research and Development.”

D.	Trend Information

Factors Affecting Our Future Financial Results

We expect that the following are the most significant factors likely to affect our financial results and those of our consolidated subsidiaries. You should also consult Item 3.D. “Risk Factors” and the other portions of this annual report on Form 20-F for additional factors affecting our financial results.

Revenues

We have two business segments: a network services and systems integration business segment and an ATM operation business segment. Network services and systems integration business segment is comprised of: Internet connectivity services, WAN services, Outsourcing services, Systems integration and Equipment sales.

Network services revenues

Network services revenues consist of our revenues from Internet connectivity services for corporate use, Internet connectivity services for home use, WAN services and outsourcing services. Our network services revenues accounted for 61.4% of our total revenues for the fiscal year ended March 31, 2013, 65.2% for the fiscal year ended March 31, 2012, and 62.7% of our total revenues for the fiscal year ended March 31, 2011. As our Internet connectivity services and WAN services customers are more likely to use our outsourcing services or systems integration as their network needs develop, Internet connectivity services and WAN services are important for the growth of our outsourcing services or systems integration business.

Internet connectivity services for corporate use

Our revenues from Internet connectivity services for corporate use accounted for 15.1% of our total revenues for the fiscal year ended March 31, 2013, 15.1% for the fiscal year ended March 31, 2012, and 17.0% for the fiscal year ended March 31, 2011. Revenues from Internet connectivity services for corporate use depend on the size of our customer base, the average contracted bandwidth and unit price of our services. The market for Internet connectivity services for corporate users is generally following three trends:

•
Increased contracted bandwidth. Total contracted bandwidth for Internet connectivity services for corporate users increased to 1,218.7Gbps as of March 31, 2013 from 857.7Gbps for the previous fiscal year end. The number of IP Service contracts for the bandwidth over 100 Mbps increased to 608 for the fiscal year ended March 31, 2013 from 476 for the previous fiscal year end. This increase is mainly due to an increase in customers' demand for broader bandwidth for their Internet connectivity. The total contracted bandwidth for Internet connectivity services for corporate users is calculated by adding the contracted bandwidth for each of the following services: IP Service, IIJ Data Center Connectivity Service and Broadband Services. The average monthly revenues per contract for IP Services at the end of March 2013 stayed around the same, approximately to ¥0.57 million compared to ¥0.57 million at the end of March 2012. Although we do not expect revenue per contract to grow in the fiscal year ending March 31, 2014 due to continuing competition, we believe that customer demand for broader bandwidth will continue as the use of broadband by corporate customers expands, and we will try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services to differentiate them from those of our competitors.

•
Increased demands for broadband services. Demand for broadband services such as IIJ FiberAccess/F, IIJ DSL/F and IIJ DSL/A is steadily increasing as the services are used more often to connect corporate branches and remote offices. For access lines, the services use ADSL lines with a maximum speed of 47Mbps or optical lines with maximum speeds of 100Mbps, 200Mbps or 1Gbps. The number of contracts for our broadband services increased to 48,940 as of March 31, 2013 from 44,510 for the previous fiscal year end. We also expect that demand for broadband services will contribute to an increase in our outsourcing services and systems integration revenues as usage and implementation of these connectivity services increase the demand for outsourcing services such as security services and network systems integration.

•
Increased demands for Mobile Data Communications services. Demand for our mobile data communications service, IIJ Mobile Service, which is provided under MVNO has increased rapidly since its introduction in January 2008. The number of contracts for IIJ Mobile Service increased to 62,517 as of March 31, 2013 from 46,329 for the previous fiscal year end. Corporate customers who are highly security conscious are looking for data communication services with high security features such as VPN access and private access. From February 2012, we have also launched the LTE mobile data communication service under MVNO. We also expect that demand for mobile data communication services will contribute to an increase in our outsourcing services and systems integration revenues as usage and implementation of these connectivity services increase the demand for outsourcing services such as security services and network systems integration.

Although we do not expect prices of Internet connectivity services to increase significantly in the fiscal year ending March 31, 2014, we believe that customer demand for broader bandwidth and the increase in the number of contracts will continue contributing to our revenue growth as the use of broadband by corporate customers expands. We will also focus on acquiring new customers as well as increasing the bandwidth of existing customers by maintaining the quality of our services to differentiate them from those of our competitors.

Internet Connectivity services for home use

Our revenues from Internet connectivity services for home use accounted for 5.1% of our total revenues for the fiscal year ended March 31, 2013, 5.9% for the fiscal year ended March 31, 2012, and 7.9% for the fiscal year ended March 31, 2011. Revenues from Internet connectivity services for home use depend on the size of our customer base and pricing. The size of our customer base depends primarily on the popularity of services under the hi-ho brand name, our OEM services, and the attractiveness of our service offerings which is measured primarily by the quality of service provided to subscribers and our ability to attract new customers by offering remote access solutions in combination with various access and security services. In February 2012, wireless LTE Internet connectivity service using NTT DoCoMo network was added to the service line-up. The revenue of LTE Internet connectivity service for home use was ¥0.6 billion for the fiscal year ended March 31, 2013.

Although we market some services under the IIJ brand name, due to our limited brand name recognition among consumers not familiar with Internet and our limited marketing resources, a primary focus of our efforts to increase our contracts from individual consumers is our range of OEM services and services under the hi-ho brand name. For example of OEM services, Excite Japan Co., Ltd. markets and sells Internet connectivity services to individual customers under their own names but provides such services through our Internet network infrastructure.

The number of contracts for Internet connectivity services for home use increased to 489,223 as of March 31, 2013 from 397,191 for the previous year end. While users are cancelling outdated network services, the use of sales partners and LTE Internet connectivity service contributed to the increase in the number of contracts.

WAN services

Our revenues from WAN services accounted for 23.7% of our total revenues for the fiscal year ended March 31, 2013, 26.4% for the fiscal year ended March 31, 2012, and 19.5% for the fiscal year ended March 31, 2011. Demand for WAN services is relatively stable with continuous use of WAN services by certain clients but revenues can fluctuate significantly in accordance with the absence or addition of a single large order, accordingly future revenue is difficult to forecast.

Outsourcing Services

Our revenues from outsourcing services accounted for 17.5% of our total revenues for the fiscal year ended March 31, 2013, 17.8% for the fiscal year ended March 31, 2012, and 18.2% for the fiscal year ended March 31, 2011. Outsourcing services consist of network-related services, server-related services, security-related services and data center-related facility services and operation and management services. Revenue for IIJ GIO/Hosting Package, one of our cloud computing services, is also included in the outsourcing revenues. For the fiscal year ended March 31, 2013, outsourcing services revenues increased to ¥18.6 billion from ¥17.3 billion for the fiscal year ended March 31, 2012 and from ¥15.0 billion for the fiscal year ended March 31, 2011. Excluding the revenue growth from IIJ GIO/Hosting Package, outsourcing service for the fiscal year ended March 31, 2013 increased by 2.8% compared to the previous fiscal year.

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

Systems construction, which is a one-time revenue, accounted for 14.9% of our total revenues for the fiscal year ended March 31, 2013, 12.3% for the fiscal year ended March 31, 2012, and 14.5% for the fiscal year ended March 31, 2011. Systems construction revenues, including related equipment sales revenues for the fiscal year ended March 31, 2013 increased from the previous fiscal year as we started to accumulate large size projects in addition to the usual small-to medium size projects.

Systems operation and maintenance, which is a monthly recurring revenue, accounted for 20.1% of our total revenues for the fiscal year ended March 31, 2013, 20.0% for the fiscal year ended March 31, 2012, and 21.2% for the fiscal year ended March 31, 2011. Revenue for IIJ GIO/Component service, one of our cloud computing services, is included in the systems operation and maintenance revenues. Systems operation and maintenance revenues for the fiscal year ended March 31, 2013 increased by 19.3% compared to the previous fiscal year due to the steady increase in IIJ GIO/Component. Excluding the revenue growth from IIJ GIO/Component service, systems operation and maintenance revenues decreased by 3.6% compared to the previous fiscal year.

For the fiscal year ending March 31, 2014, we are seeing some return of IT investment appetite with the recent Japanese economic recovery and expect revenue to increase from the previous fiscal year. As systems integration revenues can fluctuate significantly in accordance with the absence or addition of a single large order, they are accordingly difficult to forecast. For systems operation and maintenance revenues, we believe we can increase them from the increase in systems construction revenue and by accumulating contracts, especially of our cloud computing services, IIJ GIO/Component. In mid- to long-term, we also anticipate that Japanese companies will increase the use of IT-related investments for their network systems when the general economic situation and the business results of Japanese companies recover.

Equipment sales revenues

Our equipment sales revenues consist primarily of sales of networking and other related equipment as requested by our customers, other than that provided in connection with our systems integration services. Our equipment sales revenues accounted for 1.4% of our total revenues for the fiscal year ended March 31, 2013, 1.1% for the fiscal year ended March 31, 2012, and 1.0% for the fiscal year ended March 31, 2011. Our equipment sales revenues can fluctuate significantly, in accordance with the absence or addition of a single large order, and are accordingly difficult to forecast.

ATM Operation Business revenues

ATM operation business revenues consist primarily of commission fee for each withdrawing transaction with the use of ATMs. ATMs commission fees collected from each withdrawal are aggregated every month and recognized as ATM operation business revenues. Our ATM operation business is currently in the stage of business startup and there are risks of not being able to introduce ATMs consistent with its plan or will not record ATM withdrawal transaction as anticipated, and we may not be able to conduct the business as originally planned.

Additional factors affecting revenues

A number of other factors may affect demand for our services and in turn our revenues, including overall increases in business usage of Internet and network solutions and our range of service offerings.

•
Increase in business usage: Our revenues will be affected by the extent and speed with which businesses in Japan exploit Internet and network solutions to their full potential, including, for example, electronic transactions between businesses and wider range of devices accessing to Internet. Such services require high-quality and high-capacity connectivity services for both businesses and individuals. Such services also require provision of total network solutions including various Internet connectivity services, systems integration and other outsourcing services which we believe we are well positioned to provide. The degree of business usage will also depend upon a variety of factors including:

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

•
Synergies between Internet connectivity services, WAN services, outsourcing services and systems integration: Most of our systems integration customers come from our Internet connectivity services customers, and we expect these relationships to continue. As part of our systems integration business, we offer solution services for corporate information network systems, consultation, project planning, system design and systems/operation outsourcing or Internet VPN solution services which combine the FLET’S Internet connectivity or mobile connectivity services with SEIL, adopted by customers who have multiple locations, such as branches, offices and factories. Cloud computing services are also provided together with connectivity and systems integration services. The ability to introduce a wide range of services, including solutions necessary to build corporate information network systems, like disaster recovery services and Internet VPN, Voice over IP (“VoIP”), SEIL, private mobile access solutions, SEIL/SMF and wireless LAN service, is an important competitive factor.

•
Our cloud computing services "IIJ GIO": We are currently focusing on providing and expanding our cloud computing service, IIJ GIO/Hosting Package and IIJ GIO/Component. The cloud computing services revenues are accounted in outsourcing services and systems operation and maintenance, respectively. For the fiscal year ended March 31, 2013, revenues for IIJ GIO were approximately ¥6.2 billion and for the fiscal year ending March 31, 2014, we target the cloud related revenue to reach over ¥10.0 billion. The timing of when demand for cloud computing service in Japan will come into wide use is still uncertain.

•	Synergies between group companies: The group works together as a team to provide network solutions to our customers, mainly corporate and governmental organizations.

•
Overseas business: The group is enhancing its overseas operation mainly to fulfill the broad range of IT network related needs of our Japanese clients that are headed abroad to expand their overseas business. As a group, we aim to expand our cloud computing related services and overseas business by leveraging our client base and our engineering skills. However, our overseas business portion is still very small. For the fiscal year ended March 31 2013, our overseas revenue was ¥3.6 billion.

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

We have made continuous investments in past years to develop and expand our network. For the fiscal year ended March 31, 2013, our leased line and other connectivity costs were ¥26.2 billion or 40.2% of our total network services revenues. For the previous fiscal year, these costs were ¥26.7 billion or 42.1% of total our network services revenues.

•
Backbone cost: Backbone cost for the fiscal year ended March 31, 2013 was ¥3.5 billion, a slight increase compared to the fiscal year ended March 31, 2012. We do not expect that our backbone costs to significantly increase.

•
Dedicated local access line costs: We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs for the fiscal year ended March 31, 2013 were ¥22.5 billion compared to ¥23.0 billion for the fiscal year ended March 31, 2012. Other connectivity costs were ¥0.4 billion for the fiscal year ended March 31, 2013, compared to ¥0.4 billion for the previous fiscal year.

Depreciation and amortization cost related to network service revenues decreased to ¥2.9 billion for the fiscal year ended March 31, 2013 from ¥3.2 billion for the fiscal year ended March 31, 2012. Total capital expenditures for the fiscal year ended March 31, 2013 decreased to ¥10.4 billion from ¥10.9 billion for the fiscal year ended March 31, 2012. We expect depreciation and amortization to increase along with the increase in capital expenditures.

Costs of systems integration revenues and equipment sales

The cost of our systems integration revenues and equipment sales consists of purchasing costs, personnel-related costs, outsourcing-related costs and network operation-related costs and other costs. Purchasing costs increase or decrease in tandem with systems construction revenues and equipment sales revenues. Personnel and outsourcing-related costs are mainly costs of engineering staff. Network operation-related costs are costs such as depreciation and amortization of capital leases for system-related equipment including facilities and equipment for cloud computing services. The main determinant of whether our gross margin will increase or decrease depends on whether we can secure profit for each systems integration project, whether we are able to adequately control the man-hour for each systems integration project as initially estimated, the profitability of our cloud computing services and whether we are able to achieve enough revenue that covers our total costs. For the fiscal year ending March 31, 2014, while we continue to focus on controlling personnel and outsourcing costs adequately with the assumption that systems construction revenue would not increase much due to the weak Japanese economy, we should also carefully consider the timing of increasing facilities and equipment for IIJ GIO as cloud computing services require initial investment.

Costs of ATM Operation Business

Our cost of the ATM operation business consists primarily of systems related costs including up-front system development and outsourcing related costs. For the fiscal year ended March 31, 2013, the ATM operation business recorded approximately ¥2.0 billion in cost. Along with the additionally placed ATMs, additional capital expenditures including capitalized leases related to the placement of ATMs in places such as Japanese pinball shops, operation and maintenance fees and other costs will increase.

Sales and marketing

Our sales and marketing expenses consist primarily of costs related to personnel, sales activities, marketing activities, general advertising expenses and written-off accounts receivable. Our sales and marketing expenses will increase to the extent that we expand our operations, hire additional employees and increase our sales and marketing activities. We expect sales and marketing expenses to increase in the fiscal year ending March 31, 2014 in accordance with our business expansion, increase in number of sales personnel and to further promote our cloud computing related service, IIJ GIO.

General and administrative

Our general and administrative expenses include primarily expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. Our general and administrative expenses will increase to the extent that we grow our business and hire new employees. We expect general and administrative expenses to increase in the fiscal year ending March 31, 2014 in accordance with our business growth. We plan to hire additional employees by approximately 250, of which approximately 100 are newly graduates.

Research and development

Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. We expect the research and development expenses to slightly increase for the fiscal year ending March 31, 2014 as we focus on strengthening our research and development organizations.

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

•
Impairment of other investments: We hold other investments comprised of available-for-sale securities, nonmarketable equity securities and funds. If the fair value of other investments becomes lower than its costs and such decline in fair value is evaluated as other-than-temporary, we will have to recognize an impairment loss on investment.

•	Foreign exchange gains: Attributed to the weaker Japanese yen against the U.S. dollar, we recognized foreign currency gain of ¥112 million for the fiscal year ended March 31, 2013.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as is defined for purposes of Item 5.E. of Form 20-F.

F.	Tabular Disclosure of Contractual Obligations

The following table shows our material contractual payment obligations under our agreements as of March 31, 2013:

	Payments due by period (in millions of yen)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt obligations	¥1,990	¥1,010	¥980	－	－
Capital lease obligations	9,147	3,655	4,846	646	0
Operating lease obligations	5,424	2,457	2,447	418	102
Total (1) (2)	¥16,561	¥7,122	¥8,273	¥1,064	¥102
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

G.	Safe Harbor

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

Important risks and factors that could cause our actual results to differ materially from our forward-looking statements are generally provided in Item 3.D. “Risk Factors” and elsewhere in this annual report on Form 20-F and include, without limitation:

•	that we may not be able to achieve or sustain profitability in the near future,

•	that we may not be able to compete effectively against competitors which have greater financial, marketing and other resources,

•	that our investments in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely, and

•	that our investments in our subsidiaries and affiliated companies may not produce the returns that we expect or may adversely affect our results of operations and financial condition.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The Company's Board of Directors consists of 13 directors, including four outside directors. The Company's Board of Company Auditors consists of four company auditors, three of whom are outside company auditors, including an attorney from a Japanese law firm and a certified public accountant. Separately, the Company has an internal auditing office consisting of three members, including a general manager.

Additionally, we introduced an executive officer system in 2010 with the aim to further enhance our corporate governance by separating its decision making, supervisory function and business execution function.

The following table provides information about our directors and company auditors as of June 26, 2013

Name	Position	Date of birth	Current term expires	Initial appointment date	Numbers of Shares Owned (1)	Percentage of Shares Owned (1)
Koichi Suzuki	Chairman, Chief Executive Officer and Representative Director	Sep. 3, 1946	June 2015	Dec. 1992	1,802,213(2)	4.36%(2)
Eijiro Katsu	President, Chief Operating Officer and Representative Director	June 19, 1950	June 2015	June 2013	0	—
Hideshi Hojo	Senior Managing Director	Dec. 22, 1957	June 2015	June 2000	23,473	0.06%
Takeshi Kikuchi	Senior Managing Director	Apr. 27, 1959	June 2014	June 2010	59,026	0.14%
Hitoshi Imafuku	Senior Managing Director	Apr. 2, 1957	June 2015	June 2009	1,179	0.00%
Takamichi Miyoshi	Managing Director	May 5, 1963	June 2014	June 2002	79,809	0.19%
Akihisa Watai	Managing Director, Chief Financial Officer and Chief Accounting Officer	Sep. 30, 1965	June 2014	June 2004	11,604	0.03%
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2014	June 2004	0	—
Takashi Hiroi	Director	Feb. 13, 1963	June 2014	June 2004	0	—
Junnosuke Furukawa	Director	Dec. 5, 1935	June 2015	June 2005	0	—
Shingo Oda	Director	Nov. 8, 1944	June 2014	June 2008	0	—
Yoshifumi Nishikawa	Director	Aug. 3, 1938	June 2014	June 2005	0	—
Toshinori Iwasawa	Director	May 8, 1962	June 2015	June 2013	537	0.00%
Kazuhiro Ohira	Company Auditor	Dec. 26, 1957	June 2016	June 2010	0	—
Chiaki Furuya	Company Auditor	July 11, 1949	June 2017	June 2013	7,763	0.02%
Masaki Okada	Company Auditor	Jan. 9, 1959	June 2016	June 2004	0	—
Masaaki Koizumi	Company Auditor	Oct. 4, 1964	June 2016	June 2004	0	—
_________
(1)	The number of IIJ shares owned as of June 2, 2013.
(2)	Mr. Koichi Suzuki jointly owns IIJ stocks through his wholly owned private company called KS Holdings which holds 2.0% of the total company outstanding shares.

Koichi Suzuki is one of the founders of IIJ and has been our president, representative director and CEO. He recently became our chairman, representative director, and CEO. He has been our president and representative director since April 1994, and has approximately 30 years of experience in the computer and communications industries. In addition, Mr. Suzuki is chairman and president of hi-ho and president of Net Care and Multifeed. He also serves as chairman of IIJ-A, and a director of IIJ-Global, Trinity, IIJ-II and Stratosphere. From December 1992 to April 1994, Mr. Suzuki was a director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.

Eijiro Katsu was appointed as president, representative director and COO in June 2013. Mr. Katsu joined us in November 2012. Prior to joining IIJ, he worked at Ministry of Finance in Japan and serviced as Vice Minister from July 2010 to August 2012.

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

Toshinori Iwasawa was appointed as director of IIJ in June 2013. Mr. Iwasawa has been president and a representative director of IIJ Global Solutions Inc. which became our subsidiary in September 2010.Prior to joining us, he was a representative director at AT&T Japan LLC. and worked for IBM Japan from 1985.

Kazuhiro Ohira was appointed as company auditor of IIJ in June 2010. Mr. Ohira is a company auditor of Trust Networks, NCJ, IIJ-Global and Trinity. Mr. Ohira was General Manager of International Business Management Dept. of Dai-Ichi Life Insurance Company, Ltd.

Chiaki Furuya was appointed as an auditor of IIJ in June 2013. Mr. Furuya joined us in October 2008 and has worked as a managing director and senior executive officer. Prior to joining IIJ, he worked at NHK, Japan Broadcasting Corporation, from 1973 to 2007. He is also an auditor for Net Care, Inc. and hi-ho Inc., IIJ’s group companies.

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

The following table provides information about our executive officers as of June 26, 2013:

Name	Position	Responsibility
Kazuhiro Tokita	Senior Executive Officer	Senior Executive Officer of Financial Systems Business Division and in charge of Cloud Business
Masayoshi Tobita	Executive Managing Officer	Executive Managing Officer of Administrative Division and Business Unit Management Department
Junichi Shimagami	Executive Managing Officer	Executive Managing Officer of Service Network Division
Kiyoshi Ishida	Executive Managing Officer	Executive Managing Officer of Product Division
Yasumitsu Iizuka	Executive Officer	Executive Officer of Government, Public & Educational Organization Business Division
Kokichi Matsumoto	Executive Officer	Executive Officer of Marketing Division
Koichi Maruyama	Executive Officer	Executive Officer of Enterprise Business Division 3 and Global Business Division
Naoshi Yoneyama	Executive Officer	Executive Officer of Technology Management Division
Makoto Ajisaka	Executive Officer	Executive Officer of Enterprise Business Division 3
Yoshikazu Yamai	Executive Officer	Executive Officer of Service Operation Division

B.	Compensation

The aggregate compensation to the IIJ’s directors and company auditors during the fiscal year ended March 31, 2013 was as follows:

		Breakdown of Compensation (in millions of yen)
Position	Total Compensation	Base Salary	Stock Option	Bonus	Liability for Retirement Benefit	Others	Number of Persons
Directors *	¥197	¥167	¥23	¥6	－	¥1	7
Company Auditor **	9	8	－	－	1	0	1
Outside Directors/ Outside Company Auditors	31	30	－	－	1	0	6
_________
(1)
Starting with its annual securities report for the year ended March 31, 2010 filed with the Ministry of Finance, a Japanese listed company is required to disclose the individual compensation of any director, executive officer or corporate auditor if it is ¥100 million or more. For fiscal year ended March 31, 2013, there was no director, executive officer or corporate auditor who received compensation of over ¥100 million.

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

The retirement plan for full-time directors was abolished in June 2011. We recorded a liability for retirement benefits for full-time directors of ¥266 million, which would be required if they retire as of March 31, 2013. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

C.	Board Practices

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

D.	Employees

As of March 31, 2013, we had 2,116 employees, including employees of our consolidated subsidiaries, and we had 1,923 employees as of March 31, 2012 and 1,944 employees as of March 31, 2011. The following table shows the breakdown of the employees by main category of activity.

	For the fiscal year ended March 31,
	2011	2012	2013
	(number of employees)
Engineering	1,291	1,282	1,425
Sales	382	361	404
Administration	271	280	287

We have never experienced any labor disputes and consider our labor relations to be good. To our knowledge, none of our employees is a member of any union.

E.	Share Ownership

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
(5)
Position and number of persons to be allotted the stock acquisition rights and number of stock acquisition rights to be allotted:
Directors (excluding Part-time and Outside Directors) of IIJ 6 Directors 74 rights
Executive Officers of IIJ 11 Executive Officers 56 rights

(3)	Third Series (approved on June 26, 2013, to be determined on July 11, 2013)

(1)	Maximum number of Stock Acquisition Rights to be determined on July 11, 2013: 135 rights
(2)
Class of shares underlying the Stock Acquisition Rights, the Company’s common stock, and the total number of shares underlying the Stock Acquisition Rights to be determined accordingly with the number of stock acquisition rights to be allotted. (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)

(3)
Amount to be paid in exchange for the Stock Acquisition Rights is to be determined on July 11, 2013 based on the fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model.

(4)	Exercise period of stock acquisition rights: From July 12, 2013 to July 11, 2043.
(5)
Position and number of persons to be allotted the stock acquisition rights and number of stock acquisition rights to be allotted:
Directors (excluding Part-time and Outside Directors) of IIJ 7 Directors 95 rights
Executive Officers of IIJ 10 Executive Officers 40 rights

Employee Stock Purchase Plan

The Employee Stock Purchase Plan, which was implemented in December 1995, provides designated employees with the opportunity to purchase shares at market value. Shares are basically held in the name of the employee stock purchase program until employees leave the association, due to resignation or retirement. The representative of the employee shareholders' association exercises voting rights in accordance with the instructions of each employee shareholder. As of March 31, 2013, the association holds 434,500 shares of common stock, or 1.05% of our outstanding shares.

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

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table shows information regarding beneficial ownership of our common stock as of March 31, 2013 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and SEC.

	Outstanding Voting Shares as of March 31, 2013 (3)
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates (1)	12,135,000	29.9%
Koichi Suzuki(2)	2,611,500	6.4
Itochu Corporation	2,086,000	5.1
Directors, executive officers and company auditor as a group (3)	2,973,100	7.3
___________

(1)
Includes NTT, which owned 10,095,000 shares, or 24.9% of our outstanding voting shares and 24.4% of our total issued shares, and NTT Communications, which owned 2,040,000 shares, or 5.0% of our outstanding voting shares and 4.9% of our total issued shares.

(2)	Mr. Koichi Suzuki directly held 4.4% of our outstanding voting shares and 2.0% indirectly through his wholly owned private company called KS Holdings.
(3)	Includes Koichi Suzuki’s holdings which are also separately set forth above. No other director or executive officer except for Koichi Suzuki was a beneficial owner of more than 5%.
(4)	As of March 31, 2013, the Company held 758,800 shares of the Company as treasury stock.

Our major shareholders have the same voting rights as other holders of our common stock.

According to our register of shareholders, as of March 31, 2013, there were 3,823 holders of common stock of record worldwide. As of March 31, 2013, The Bank of New York Mellon, depositary for our ADSs, held 3.0% of the outstanding common stock on that date. According to The Bank of New York Mellon, as of March 31, 2013, there were 2,372 ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 41,295,600 shares of common stock outstanding as of March 31, 2013, 1,234,200 shares were held in the form of 2,468,400 ADSs. As of March 31, 2012, the Company held 3,794 shares of the Company as treasury stock.

B.	Related Party Transactions

NTT-affiliated Companies. From April 1, 2012 through March 31, 2013, we have paid ¥10.4 billion for international and domestic backbone and local access line costs to NTT and its subsidiaries such as NTT Communications, NTT East and NTT West. In addition, we paid ¥3.8 billion for co-location costs and telecommunication expenses to NTT Communications, NTT East and NTT West and paid ¥0.8 billion for other costs, mainly outsourcing costs to NTT Communications, NTT East and NTT West. We received payments of ¥0.9 billion for OEM services, Internet connectivity services and operation fees for data centers from NTT Communications, NTT East and NTT West. On an ongoing basis in the ordinary course of business, for the Company’s connectivity and outsourcing services, the Company purchases international and domestic backbone services, local access lines and rental rack space in data centers from NTT and its subsidiaries. The Company also sells to NTT and its subsidiaries its services including OEM services, systems integration services and monitoring services for their data centers.

All the transactions entered into with NTT and its affiliates are entered in the ordinary course of business. Mr. Takashi Hiroi, one of our outside directors, is an employee of NTT. There is no shareholders’ agreement in place with NTT, its affiliates or any other party for the appointment of any of our directors.

Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the fiscal year ended March 31, 2013 are presented as follows:

millions of yen
Accounts receivable	¥52
Accounts payable	40
Revenues	599
Costs and Expenses	457

We had a loan of ¥19 million to an equity method affiliate as of March 31, 2012. The affiliate was excluded from our equity method investees for the year ended March 31, 2013 due to the decrease in our ownership interest.

Except as described above, since April 1, 2010, there has been no transaction with or loan between us or any of our subsidiaries and:

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

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

The consolidated financial statements required by this item begin on page F-1.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is in Item 4.B.

Dividend Policy

Our basic dividend policy is that we pay dividends to our shareholders continuously and in a stable manner while considering the need to have retained earnings for the enhancement of financial position, medium and long-term business expansion and new business development. Under Japanese law, a company is required to have retained earnings, without accumulated deficit, in order to be able to conduct certain types of capital-related transactions such as payments of dividends in general. The ordinary general meeting of shareholders held in June 2006 approved the elimination of accumulated deficit through the reduction of additional-paid in capital and common stock in our non-consolidated financial statements under generally accepted accounting principles in Japan. For the fiscal year ended March 31, 2013, IIJ paid total cash dividend of ¥18.75 per share of common stock. The figure of cash dividend per share is retroactively adjusted to reflect the 1:200 stock spilt we conducted with the effective date of October 1, 2012.

B.	Significant Changes

Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2013, the date of our last audited financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

ADSs representing our common stock have been quoted on the NASDAQ market since August 4, 1999 under the symbol “IIJI” and were transferred from the NASDAQ Global Market to the NASDAQ Global Select Market on June 11, 2007. The current ADS/share ratio is 2 ADSs per 1 share of our common stock. Our shares of common stock had been quoted on the Mothers market of the TSE since December 2, 2005 under the stock code number “3774” and were transferred to the First Section of the TSE on December 14, 2006.

The following table shows, for the periods indicated, the high and low price of our ADSs and shares of common stock on the TSE for the periods indicated:

	NASDAQ (1) (per ADS)		TSE (1) (2) (per share of common stock)
Fiscal year ended/ending March 31,	High	Low	High	Low
2009	$9.72	$1.90	¥2,140	¥359
2010	6.33	2.50	1,232	498
2011	8.37	5.08	1,460	815
2012
First Quarter	9.95	6.67	1,635	1,128
Second Quarter	11.78	9.10	1,830	1,371
Third Quarter	11.13	8.40	1,793	1,305
Fourth Quarter	9.09	7.25	1,490	1,157
2013
First Quarter	10.47	8.24	1,685	1,326
Second Quarter	13.63	9.93	2,142	1,568
Third Quarter	14.18	10.95	2,280	1,802
Fourth Quarter	17.3	11.22	3,300	1,970
Month
January 2013	13.98	11.22	2,570	1,970
February 2013	14.93	13.03	2,794	2,410
March 2013	17.30	13.06	3,300	2,442
April 2013	20.23	16.40	3,985	2,903
May 2013	21.21	13.80	4,365	3,105
June 2013(3)	19.68	16.61	3,835	3,150
___________
(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.
(2)	We conducted a 1 to 200 stock split on common stock with an effective date of October 1, 2012. The figures are retroactively adjusted to reflect the stock split.
(3)	The high and low prices of our ADSs and shares of common stock were the prices quoted during the period, from June 1, 2013 to June 14, 2013.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

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

So long as we maintain the unit share system (see “–Unit share system” below; currently, 100 shares of Common Stock constitute one unit), a holder of shares constituting one or more full units is generally entitled to one vote per one unit of our shares at a shareholders’ meeting. In general, under the Corporation Law of Japan and our Articles of Incorporation, a shareholders’ meeting may adopt a resolution by a majority of the voting rights represented at the meeting. The Corporation Law of Japan and our Articles of Incorporation require a quorum for the election of directors and company auditors of not less than one-third of the total number of voting rights held by all shareholders who can exercise their voting rights. A corporate shareholder, having more than one-quarter of its voting rights directly or indirectly held by us, does not have voting rights. We have no voting rights with respect to our own common stock. Shareholders may exercise their voting rights through proxies, provided that a shareholder may appoint only one shareholder who has a voting right as its proxy. Our Board of Directors may entitle our shareholders to cast their votes in writing. Our Board of Directors may also entitle our shareholders to cast their votes by electrical devices.

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

Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on the determination of our Board of Directors. A shareholder having held 3% or more of our total outstanding shares for six months or more is entitled to demand the directors to convene a shareholders' meeting under the Corporation Law of Japan. So long as we maintain the unit share system, shareholders who are registered as the holders of one or more full units of shares in our registers of shareholders at the end of each March 31 have the right to attend the annual general meeting of our shareholders. We may, by prescribing a Record Date, determine the shareholders who are stated or recorded in the shareholder registry on the Record Date as the shareholders entitled to extraordinary general meetings of our shareholders, and in this case, we are required to make a public notice of Record Date at least two weeks prior to the Record Date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders' meeting.

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

Unit share system

Our Articles of Incorporation provide that 100 shares of Common Stock constitute one unit of shares. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders’ resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one new unit, however, cannot exceed 1,000 or 0.5 percent of the total number of issued shares, whichever is greater.

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit carries no voting rights.

A holder of shares of Common Stock constituting less than a full unit may require us to purchase such shares at their market value in accordance with the provisions of our share handling regulations. In addition, our Articles of Incorporation provide that a holder of shares of Common Stock constituting less than a full unit may request us to sell to such holder such amount of shares of Common Stock that will, when added together with the shares of Common Stock constituting less than a full unit, constitute a full unit of shares, in accordance with the provisions of our share handling regulations.

A holder who owns ADRs evidencing less than 200 ADSs will indirectly own less than one full unit of shares of Common Stock. Although, as discussed above, under the unit share system, holders of less than one full unit have the right to require us to purchase their shares or sell shares held by us to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of full units are unable to withdraw the underlying shares of Common Stock representing less than one full unit and, therefore, are unable, as a practical matter, to exercise the rights to require us to purchase such underlying shares or sell shares held by us to such holders. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than one full unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

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

Limitation of Liability Agreements, dated June 26, 2013 and June 27, 2012, between Internet Initiative Japan Inc. and outside directors and outside company auditors. We entered into a Limitation of Liability Agreement with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside directors and with Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors on June 27, 2012 and with Mr. Junnosuke Furukawa as our outside director on June 26, 2013. respectively, under which we limit the liability of outside directors in accordance to the rules defined in Article 427 of the Corporation Law of Japan. Under the terms of the agreements on limited liability, the liability of outside directors and auditors for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million. The agreements on limited liability are automatically renewed if the outside directors and auditors are re-elected and terminate when the outside directors and auditors subject to the agreements on limited liability become a director, executive officer or employee of the Company. The full English translation of the Agreement on Limited Liability is filed as Exhibit 4.5 of this annual report.

D.	Exchange Controls

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

Taxation of Dividends

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

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

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Convention, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

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

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service Form 8621. You should consult your tax advisor regarding the PFIC rules and potential filing and other requirements.

F.	Dividends and Paying Agents

Not required.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

Interest Rate Risk

As of March 31, 2013, our interest rate risk on short-term borrowings and long-term borrowings were not material since the weighted average interest rate as of March 31, 2013 is reasonably low and we do not expect interest rates to rise sharply in the near future. Currently, our borrowings have floating interest rates which benefit from the fact that Japan is currently experiencing historically low interest rates. If interest rates should rise in the future, we may utilize interest-rate swap contracts to convert from floating interest rates to fixed interest rates.

We had no interest rate swap contracts as of March 31, 2012 and 2013, respectively.

Equity Price Risk

The fair value of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2012 and 2013, the fair value of such investments was ¥861 million and ¥1,310 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥86 million and ¥131 million as of March 31, 2012 and 2013, respectively. See Note 4 “Other Investments” to our consolidated financial statements, included in this annual report on Form 20-F.

Foreign Currency Exchange Rate Risk

The assets held by us which are exposed to foreign currency exchange risk are mainly U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $6,241 thousand (¥529 million) and $10,494 thousand (¥988 million) as of March 31, 2012 and 2013, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would have been approximately ¥53 million and ¥99 million as of March 31, 2012 and 2013, respectively.

Item 12. Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and charges payable by ADR Holders

The following table shows the fees and charges that a holder of our ADR may have to pay, either directly or indirectly:

Services	Fees (USD)
Taxes and other governmental charges	As applicable
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

Fees and other payments made by the Depositary to the Issuer

For the fiscal year beginning April 1, 2012 and ending March 31, 2013,　The Bank of New York Mellon, as Depositary, reimbursed IIJ for the NASDAQ Stock Market listing fees of $30,000. The Bank of New York Mellon, as Depositary has also agreed to reimburse IIJ for its annual stock exchange (NASDAQ Stock Market) listing fees for future years. Furthermore, from April 1, 2012 to March 31, 2013, the Bank of New York Mellon has waived a total of $107,591 in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions in addition to their standard fees for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

As of the end of the fiscal year ended March 31, 2013, our management, with the participation of Koichi Suzuki, our president, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.

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

Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2013.

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

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control－ Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2013.

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

We have audited the internal control over financial reporting of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2013, based on criteria established in Internal Control － Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control － Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2013 of the Company and our report dated June 28, 2013 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
June 28, 2013

(d) Changes in Internal Control Over Financial Reporting

With the participation of our chief executive officer and chief financial officer, our management also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2013. Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

At our Board of Directors Meeting on April 28, 2004, we adopted a Code of Ethics, the Internet Initiative Japan Code of Conduct, applicable to all employees and officers, including our chief executive officer, chief financial officer and chief accounting officer. The Code of Conduct is attached as Exhibit 11.1 of this annual report.

Item 16C. Principal Accountant Fees and Services

Independent Auditor Fees and Services

The Board of Directors engaged Deloitte Touche Tohmatsu LLC to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2012 and 2013. The following table sets forth the aggregate fees billed for services rendered by Deloitte Touche Tohmatsu LLC and its member firm for each of the last two fiscal years.

	Fiscal year ended March 31,
	2012	2013
	(millions of yen)
Audit fees (1)	128	126
Audit-related fees	－	－
Tax fees (2)	3	7
All other fees	－	－
Total fees	131	133
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

All of the services provided by our independent registered public accounting firm from May 6, 2003, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2013 were pre-approved by the Board of Company Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries beginning on page F-1.

Item 19. Exhibits

1.1	Articles of Incorporation, as amended (English translation)1
1.2	Share Handling Regulations, as amended (English translation) 2
1.3	Regulations of the Board of Directors, as amended (English translation) 3
1.4	Regulations of the Board of Company Auditors, as amended (English translation) 4
2.1	Bylaws of the IIJ Group Employee Shareholders’ Association (English translation) 5
2.2
Form of Deposit Agreement among IIJ, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt 6

2.3	Bylaws of the IIJ Group Director Stock Purchase Plan (English translation) 7
4.1	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (English translation) 8
4.2	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (English translation) 8
4.3	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation) 9
4.4	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.10
4.5	Agreement on Limited Liability, dated June 27, 2012 and June 26, 2013, between Internet Initiative Japan Inc. and outside directors and outside company auditors 11
4.6	Stock Purchase Agreement, dated June 1, 2010, between Internet Initiative Japan Inc. and AT&T Japan LLC. 5, 12
4.7	Solutions Engagement Agreement, dated May 31, 2010 between Communications Services KK (changed its trade name to IIJ-Global Solutions Inc. on September 1, 2010) and IBM Japan, Ltd.5, 12
8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
11.1	Internet Initiative Japan Code of Conduct 13
12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)
We amended some parts of the Article of Incorporation as of June 26, 2013 from the previous version filed on September 29, 2009 as a reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204).

(2)
We amended some parts of the Share Handling Regulations along with the stock split on October 1, 2012. The previous version was filed on July 27, 2012 as a reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204).

(3)
We amended some parts of the Regulations of the Board of Directors as of June 26, 2013 from the previous version filed on September 28, 2010 as a reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204).

(4)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on August 3, 2005.
(5)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 19, 2011.
(6)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.
(7)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 28, 2010.
(8)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.
(9)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 11, 2006.
(10)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.

(11)
We entered into a Limitation of Liability Agreement with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside directors and with Mr. Masaki Okada and Mr. Masaaki Koizumi as our outside company auditors on June 27, 2012 and with Mr. Junnosuke Furukawa as our outside director on June 26, 2013.

(12)
Schedules, annexes and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IIJ agrees to furnish supplementary copies of the omitted schedules, annexes and similar attachments to the SEC upon request. A list briefly describing the omitted schedules, annexes and similar attachments are contained in this exhibit.

(13)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 30, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Internet Initiative Japan Inc.

By:	/s/ Koichi Suzuki
	Name:	Koichi Suzuki
	Title:	Chairman, Chief Executive Officer
and Representative Director

Date: June 28, 2013

Internet Initiative Japan Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Internet Initiative Japan Inc.:

We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. and subsidiaries (the "Company") as of March 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2013 (all expressed in Japanese yen).  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Internet Initiative Japan Inc. and subsidiaries as of March 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control― Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1.  Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
June 28, 2013

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2012 and 2013

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
ASSETS	2012	2013	2013

CURRENT ASSETS:
Cash and cash equivalents	¥13,536,824	¥12,258,872	$130,192
Accounts receivable, net of allowance for doubtful accounts of ¥107,919 thousand and ¥93,934 thousand ($998 thousand) at March 31, 2012 and 2013, respectively (Notes 5, 6 and 22)	15,722,135	18,764,703	199,285
Inventories (Note 3)	752,075	1,301,684	13,824
Prepaid expenses	1,848,344	2,492,164	26,467
Deferred tax assets―current (Note 12)	939,370	1,046,828	11,118
Other current assets, net of allowance for doubtful accounts of ¥10,732 thousand ($114 thousand) at March 31, 2012 and 2013 (Notes 5 and 9)	891,560	1,576,718	16,745

Total current assets	33,690,308	37,440,969	397,631

INVESTMENTS IN EQUITY METHOD INVESTEES (Note 6)	1,406,634	1,681,723	17,860

OTHER INVESTMENTS (Notes 4, 17, 18 and 19)	2,938,146	3,771,262	40,052

PROPERTY AND EQUIPMENT—Net (Notes 7 and 9)	19,735,546	23,025,755	244,539

GOODWILL (Note 8)	5,788,333	5,969,951	63,402

OTHER INTANGIBLE ASSETS—Net (Note 8)	5,396,469	4,791,431	50,886

GUARANTEE DEPOSITS (Note 9)	1,899,815	2,051,449	21,787

DEFERRED TAX ASSETS―Noncurrent (Note 12)	24,760	163,773	1,739

NET INVESTMENT IN SALES-TYPE LEASES―Noncurrent (Note 9)	935,446	898,040	9,538

PREPAID EXPENSES―Noncurrent	1,536,932	2,201,108	23,376

OTHER ASSETS, net of allowance for doubtful accounts of ¥86,388 thousand and ¥71,727 thousand ($762 thousand) at March 31, 2012 and 2013, respectively (Notes 5, 6 and 18)	140,857	115,805	1,230

TOTAL	¥73,493,246	¥82,111,266	$872,040

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2012 and 2013

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
LIABILITIES AND SHAREHOLDERS' EQUITY	2012	2013	2013

CURRENT LIABILITIES:
Short-term borrowings (Note 11)	¥9,000,000	¥9,400,000	$99,830
Long-term borrowings —current portion (Note 11)	1,010,000	1,010,000	10,726
Capital lease obligations—current portion (Note 9)	2,997,292	3,505,471	37,229
Accounts payable —trade (Notes 6 and 22)	9,093,657	10,973,120	116,537
Accounts payable —other	659,266	949,264	10,081
Income taxes payable (Note 12)	2,210,089	1,669,849	17,734
Accrued expenses	2,277,307	2,266,427	24,070
Deferred income―current	1,495,468	1,806,074	19,181
Other current liabilities	717,342	803,902	8,538

Total current liabilities	29,460,421	32,384,107	343,926

LONG-TERM BORROWINGS (Note 11)	1,990,000	980,000	10,408

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 9)	4,741,241	5,370,365	57,035

ACCRUED RETIREMENT AND PENSION COSTS―Noncurrent (Note 13)	1,805,683	2,112,085	22,431

DEFERRED TAX LIABILITIES―Noncurrent (Note 12)	652,280	412,132	4,377

DEFERRED INCOME―Noncurrent	1,547,159	2,562,208	27,211

OTHER NONCURRENT LIABILITIES	600,215	656,191	6,969

Total liabilities	40,796,999	44,477,088	472,357

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS' EQUITY (Notes 4, 13, 14 and 15):
Common stock—authorized, 75,520,000 shares; issued and outstanding, 41,295,600 shares at March 31, 2012 and 2013	16,833,847	16,833,847	178,779
Additional paid-in capital	27,260,318	27,300,325	289,936
Accumulated deficit	(10,990,348)	(6,399,088)	(67,960)
Accumulated other comprehensive income (loss)	(23,533)	263,770	2,801
Treasury stock—758,800 shares held by the company at March 31, 2012 and 2013	(392,079)	(392,079)	(4,164)

Total Internet Initiative Japan Inc. shareholders' equity	32,688,205	37,606,775	399,392

NONCONTROLLING INTERESTS	8,042	27,403	291

Total equity	32,696,247	37,634,178	399,683

TOTAL	¥73,493,246	¥82,111,266	$872,040

See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income
Three Years in the Period Ended March 31, 2013

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2011	2012	2013	2013
REVENUES (Notes 6 and 22):
Network services:
Internet connectivity services (corporate use)	¥14,004,608	¥14,706,511	¥16,027,134	$170,212
Internet connectivity services (home use)	6,525,128	5,717,417	5,466,198	58,052
WAN services	16,100,046	25,666,524	25,168,425	267,294
Outsourcing services	15,031,785	17,318,954	18,570,641	197,224
Total	51,661,567	63,409,406	65,232,398	692,782
Systems integration:
Systems construction	11,936,581	11,997,680	15,824,938	168,064
Systems operation and maintenance	17,507,099	19,471,641	21,380,158	227,062
Total	29,443,680	31,469,321	37,205,096	395,126
Equipment sales	796,385	1,111,722	1,490,906	15,834
ATM operation business	516,574	1,324,156	2,320,086	24,640

Total revenues	82,418,206	97,314,605	106,248,486	1,128,382

COST AND EXPENSES (Notes 6, 9, 13 and 22):
Cost of network services	41,678,052	49,984,821	50,692,190	538,362
Cost of systems integration	22,466,436	24,978,607	30,424,802	323,118
Cost of equipment sales	683,285	980,279	1,318,344	14,001
Cost of ATM operation business	1,000,470	1,382,194	1,959,597	20,812
Total cost	65,828,243	77,325,901	84,394,933	896,293
Sales and marketing (Note 21)	6,616,013	7,946,852	8,058,481	85,583
General and administrative (Note 7)	5,479,176	5,299,608	5,632,430	59,817
Research and development	353,732	388,761	410,000	4,354

Total cost and expenses	78,277,164	90,961,122	98,495,844	1,046,047

OPERATING INCOME	4,141,042	6,353,483	7,752,642	82,335

OTHER INCOME (EXPENSES):
Dividend income	43,732	48,269	47,117	500
Interest income	23,113	34,602	25,708	273
Interest expense	(268,129)	(299,271)	(287,314)	(3,051)
Foreign exchange gain (loss), net	(31,975)	(4,549)	112,136	1,191
Net gain (loss) on sales of other investments (Note 4)	105,252	(3,154)	13,565	144
Impairment of other investments (Note 4)	(179,829)	(159,592)	(19,788)	(210)
Other—net	783	6,432	112,798	1,198

Other income (expenses)—net	(307,053)	(377,263)	4,222	45

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES―(FORWARD)	¥3,833,989	¥5,976,220	¥7,756,864	$82,380

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income
Three Years in the Period Ended March 31, 2013

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2011	2012	2013	2013

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES―(FORWARD)	¥3,833,989	¥5,976,220	¥7,756,864	$82,380

INCOME TAX EXPENSE (Note 12)	955,697	2,525,486	2,607,582	27,693
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES (Note 6)	122,667	123,776	168,065	1,784
NET INCOME	3,000,959	3,574,510	5,317,347	56,471

LESS: NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	202,409	66,453	(16,693)	(177)

NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥3,203,368	¥3,640,963	¥5,300,654	$56,294

	Shares
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER SHARE (Note 16):
Basic weighted-average number of common shares outstanding	40,528,800	40,536,800	40,536,800
Diluted weighted-average number of common shares outstanding	40,528,800	40,556,400	40,572,600

	Yen			U.S. Dollars

BASIC NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	¥79.04	¥89.82	¥130.76	$1.39

DILUTED NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	79.04	89.78	130.65	1.39

See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income
Three Years in the Period Ended March 31, 2013

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2011	2012	2013	2013

NET INCOME	¥3,000,959	¥3,574,510	¥5,317,347	$56,471

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 15):
Foreign currency translation adjustments	(43,435)	(9,539)	90,014	956
Unrealized holding gain (loss) on securities	(245,085)	102,745	256,521	2,724
Defined benefit pension plans	34,617	(31,605)	(59,252)	(629)

TOTAL COMPREHENSIVE INCOME	2,747,056	3,636,111	5,604,630	59,522

LESS: COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	202,409	66,453	(16,673)	(177)

COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥2,949,465	¥3,702,564	¥5,587,957	$59,345

See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Three Years in the Period Ended March 31, 2013

	Thousands of Yen / Shares
		Internet Initiative Japan Inc. Shareholders’ Equity
	Total Equity	Accumulated Deficit (Note 14)	Accumulated Other Comprehensive Income (Loss) (Notes 13 and 15)	Shares of Common Stock Outstanding	Common Stock	Treasury Stock (Note 14)	Additional Paid-in Capital	Noncontrolling Interests

BALANCE, MARCH 31, 2010	¥27,363,703	¥(16,720,092)	¥168,769	41,295,600	¥16,833,847	¥(406,547)	¥27,443,600	¥44,126

Subsidiary stock issuance (Note 14)							(147,346)	147,346

Net income	3,000,959	3,203,368						(202,409)

Other comprehensive loss, net of tax	(253,903)		(253,903)

Dividends paid	(506,535)	(506,535)

Disposal of treasury stock	37,126					14,468	22,658

BALANCE, MARCH 31, 2011	29,641,350	(14,023,259)	(85,134)	41,295,600	16,833,847	(392,079)	27,318,912	(10,937)

Purchase of noncontrolling interests in consolidated subsidiaries (Note 14)	(5)						(19,395)	19,390

Subsidiary stock issuance (Note 14)							(66,042)	66,042

Stock-based compensation (Note 14)	26,843						26,843

Net income	3,574,510	3,640,963						(66,453)

Other comprehensive income, net of tax	61,601		61,601

Dividends paid	(608,052)	(608,052)

BALANCE, MARCH 31, 2012	32,696,247	(10,990,348)	(23,533)	41,295,600	16,833,847	(392,079)	27,260,318	8,042

Acquisition and establishment of new consolidated subsidiaries	2,688							2,688

Stock-based compensation (Note 14)	40,007						40,007

Net income	5,317,347	5,300,654						16,693

Other comprehensive income, net of tax	287,283		287,303					(20)

Dividends paid	(709,394)	(709,394)

BALANCE, MARCH 31, 2013	¥37,634,178	¥(6,399,088)	¥263,770	41,295,600	¥16,833,847	¥(392,079)	¥27,300,325	¥27,403

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Three Years in the Period Ended March 31, 2013

	Thousands of U.S. Dollars (Note 1)
		Internet Initiative Japan Inc. Shareholder’s Equity
	Total Equity	Accumulated Deficit (Note 14)	Accumulated Other Comprehensive Income (Loss) (Notes 13 and 15)	Common Stock	Treasury Stock (Note 14)	Additional Paid-in Capital	Noncontrolling Interests

BALANCE, MARCH 31, 2012	$347,241	$(116,720)	$(250)	$178,779	$(4,164)	$289,511	$85

Acquisition and establishment of new consolidated subsidiaries	29						29

Stock-based compensation (Note 14)	425					425

Net income	56,471	56,294					177

Other comprehensive income, net of tax	3,051		3,051				(0)

Dividends paid	(7,534)	(7,534)

BALANCE, MARCH 31, 2013	$399,683	$(67,960)	$2,801	$178,779	$(4,164)	$289,936	$291

See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2013

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2011	2012	2013	2013
OPERATING ACTIVITIES:
Net income	¥3,000,959	¥3,574,510	¥5,317,347	$56,471
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,850,882	7,143,631	7,507,808	79,735
Impairment loss on intangible assets	218,073	37,000	48,000	510
Provision for retirement and pension costs, less payments	253,818	187,287	213,963	2,272
Provision for (reversal of) allowance for doubtful accounts	(10,522)	82,046	(10,712)	(114)
Loss on disposal of property and equipment	23,588	62,368	14,638	155
Net (gain) loss on sales of other investments	(105,252)	3,154	(13,565)	(144)
Impairment of other investments	179,829	159,592	19,788	210
Gain on receipt of investment securities	(18,060)	－	－	－
Foreign exchange losses (gains), net	27,309	14,202	(55,983)	(595)
Equity in net income of equity method investees	(122,667)	(123,776)	(168,065)	(1,784)
Deferred income tax expense (benefit)	606,875	35,714	(527,128)	(5,598)
Others	16,960	67,470	39,377	418
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease (increase) in accounts receivable	429,691	626,783	(2,906,215)	(30,865)
Decrease (increase) in net investment in sales-type lease―noncurrent	(765,510)	330,961	37,406	397
Increase in inventories, prepaid expenses and other current and noncurrent assets	(65,828)	(161,418)	(2,422,332)	(25,725)
Increase (decrease) in accounts payable	1,995,375	(2,928,912)	1,881,105	19,978
Increase (decrease) in income taxes payable	27,490	1,842,553	(545,914)	(5,798)
Increase in deferred income― noncurrent	333,548	276,175	1,015,049	10,780
Increase in accrued expenses, other current and noncurrent liabilities	687,658	429,998	194,201	2,063
Net cash provided by operating activities—(Forward)	¥12,564,216	¥11,659,338	¥ 9,638,768	$102,366

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2013

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2011	2012	2013	2013

Net cash provided by operating activities—(Forward)	¥12,564,216	¥11,659,338	¥9,638,768	$ 102,366

INVESTING ACTIVITIES:
Purchases of property and equipment	(3,839,011)	(6,167,434)	(5,588,815)	(59,354)
Proceeds from sales of property and equipment	174,334	350,136	543,978	5,777
Purchases of available-for-sale securities	(141,020)	(269,218)	(48,903)	(519)
Purchases of other investments	(200,000)	(186,115)	(467,622)	(4,966)
Investment in an equity method investee	－	(24,647)	(100,000)	(1,062)
Proceeds from sales of available-for-sale securities	155,571	226,346	－	－
Proceeds from sales of other investments	66,047	94,285	109,944	1,168
Payments of guarantee deposits	(686,825)	(39,403)	(164,417)	(1,746)
Refund of guarantee deposits	165,193	26,045	17,349	184
Payments for refundable insurance policies	(22,188)	(6,604)	(737)	(8)
Refund from insurance policies	29,642	42,948	－	－
Acquisition of a newly controlled company, net of cash acquired (Note 2)	(9,170,000)	－	(229,058)	(2,433)
Other	(24,860)	(594)	(17,620)	(188)
Net cash used in investing activities	(13,493,117)	(5,954,255)	(5,945,901)	(63,147)

FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	1,600,000	3,370,000	71,000	753
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(1,550,000)	(620,000)	(1,081,000)	(11,480)
Principal payments under capital leases	(2,989,471)	(3,425,680)	(3,678,940)	(39,071)
Net increase (decrease) in short-term borrowings	8,930,000	(4,180,000)	400,000	4,248
Proceeds from issuance of subsidiary stock to noncontrolling interests	－	－	2,570	28
Dividends paid	(506,535)	(608,052)	(709,394)	(7,534)
Proceeds from sales of treasury stock	37,126	－	－	－
Net cash provided by (used in) financing activities	5,521,120	(5,463,732)	(4,995,764)	(53,056)

FORWARD	¥4,592,219	¥241,351	¥(1,302,897)	$(13,837)

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2013

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2011	2012	2013	2013

FORWARD	¥4,592,219	¥241,351	¥(1,302,897)	$(13,837)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(43,019)	(18,142)	24,945	265

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,549,200	223,209	(1,277,952)	(13,572)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,764,415	13,313,615	13,536,824	143,764

CASH AND CASH EQUIVALENTS, END OF YEAR	¥13,313,615	¥13,536,824	¥12,258,872	$130,192

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥267,750	¥297,862	¥287,158	$3,050
Income taxes paid	346,561	481,580	3,527,987	37,468

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	2,912,806	4,749,695	4,816,248	51,150
Facilities purchase liabilities	1,559,343	659,266	949,264	10,081
Asset retirement obligation	213,336	42,273	26,620	283
Acquisition of a company (Note 2):
Assets acquired	14,956,137	－	404,139	4,292
Liabilities assumed	5,786,137	－	104,321	1,108
Noncontrolling interests	－	－	118	1
Cash paid	(9,170,000)	－	(299,700)	(3,183)
Cash acquired	－	－	70,642	750
Acquisition of a newly controlled company, net of cash acquired	(9,170,000)	－	(229,058)	(2,433)

See notes to consolidated financial statements.
(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. ("IIJ," a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan. As of March 31, 2013, 29.9% of IIJ’s voting shares were jointly owned by Nippon Telegraph and Telephone Corporation ("NTT") and its subsidiary. IIJ and its subsidiaries (collectively, the "Company") provide customers substantially operating in Japan with Internet connectivity services, WAN services and outsourcing services.  The Company also provides systems integration which consists of systems construction and systems operation and maintenance. In addition, a consolidated subsidiary provides Automated Teller Machines ("ATM") operation services.

Certain Significant Risks and Uncertainties

The Company relies on telecommunications carriers for a significant portion of its network backbone and on regional NTT subsidiaries, electric power companies and their affiliates for local connections to customers. Currently, NTT Communications Corporation, a wholly owned subsidiary of NTT, is the largest provider of network infrastructure for the Company. The Company believes that its use of multiple carriers and suppliers significantly mitigates the risk of damages from service disruptions. However, any disruption of telecommunication services could have an adverse effect on operating results.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable, which includes the accounts receivable from a large customer as noted in Note 20.
The Company's management believes that the risks associated with accounts receivable is mitigated by the large number of customers comprising its customer base and its credit line control. The Company also conducts an evaluation of a new customer’s financial condition at the inception of the transaction and continuously monitors delays in payment for each customer.

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

Reclassification－Certain reclassifications have been made to prior periods to conform to the current year presentations: "Dividend income," which had been previously included in "Other-net," was separately disclosed as the amount was deemed material.

Translation into U.S. Dollars—IIJ maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates.  The U.S. dollar amounts included herein represent a translation using the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2013 of ¥94.16 = $1, solely for the convenience of the reader.  The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.

Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. ("Net Care"), IIJ America, Inc. ("IIJ-America"), Netchart Japan Inc. ("NCJ"), hi-ho Inc. ("hi-ho"), Trust Networks  Inc. ("Trust Networks"),  IIJ Innovation Institute Inc. ("IIJ-II"),  IIJ Global Solutions Inc. ("IIJ-Global") and its subsidiaries, IIJ Exlayer Inc. ("IIJ-Exlayer") and its subsidiaries and IIJ Europe Limited ("IIJ-Europe"). IIJ-Global was acquired by IIJ on September 1, 2010. IIJ-Exlayer was acquired by IIJ on April 2, 2012. IIJ-Europe was originally a wholly-owned subsidiary of IIJ-Exlayer.  GDX Japan Inc. (“GDX”) was established on April 16, 2007 and liquidated on March 16, 2012. All of the subsidiaries, except for IIJ-Exlayer, IIJ-America, IIJ-Europe and other foreign subsidiaries, have fiscal years ending March 31. IIJ-Exlayer, IIJ-America, IIJ-Europe and other foreign subsidiaries’ fiscal year-end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the foreign subsidiaries to report their financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements.  Intercompany transactions and balances have been eliminated in consolidation.

Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method.  For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

A subsidiary or equity method investee may issue its shares to third parties at amounts per share in excess of or less than the Company’s average per share carrying value. Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions.

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

・	Monitoring and operating service ― we monitor our customer's network activity and internet connectivity to detect and report problems. We also provide constant data backup services.

・	Hardware and software maintenance service ― we repair or replace any malfunctioning parts of hardware. We examine faults of software and provide suitable solutions to customers.

The system construction services are generally delivered over a three-month period. All hardware and software are delivered and installed during this period. Customers are required to pay a specified fixed fee that is not payable until after the system construction has been completed and accepted by our customers.

Monitoring, operating, and hardware and software maintenance service generally commence once our customers have accepted the system and contract periods are generally from one to five years. Our contracts include a stated annual fee for these services.

For multiple-element arrangements that include system construction service, hardware, software essential to the hardware product’s functionality and undelivered non-software services (e.g., monitoring and operating services), the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”) and (iii) best estimate of the selling price (“ESP”). The allocation of revenue has been based mainly on the Company’s ESPs except for certain undelivered non-software services for which VSOE has been established.

The Company’s process for determining its ESP for deliverables includes various factors that may vary depending on the circumstances and specific characteristics related to each deliverable. The Company considers the following in developing the ESP: customer demand, the existence and effect of competitors, general profit margin realized in the marketplace, volume of the transactions, the Company’s internal costs of providing the deliverables, the profit objectives including targeted and historical margins realized on similar sales to similar customers and the historical pricing practices.

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

The Company also enters into multiple-element arrangements for system integration services that include software not essential to the hardware product’s functionality and software-related services and account for them in accordance with ASC 985-605, “Software-Revenue Recognition”. The Company has been able to establish VSOE of fair value of the software-related services based on separate renewal contracts of the services that are consistently priced within a narrow range. The Company allocates revenue to such services based on VSOE and recognizes the revenues on a straight-line basis over the contract period. The Company allocates the residual amount to the software and system construction services.

Equipment sales revenues are recognized when equipment is delivered and accepted by the customer.

The Company evaluates whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned in reporting system construction services and equipment sales, depending on whether the Company functions as principal or agent.

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

Non-marketable equity securities are carried at cost as fair value is not readily determinable. When the Company evaluates whether non-marketable equity securities are impaired or not, the Company evaluates first whether an event or change in circumstances has occurred in the period that may have significant adverse effect on the fair value of the securities (an impairment indicator). The Company uses such impairment indicators as follows:

・A significant deterioration in the earnings performance or business prospects of the investee.

・A significant adverse change in the regulatory, economic, or technological environment of the investee.

・A significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates.

・A recent example of new issuance of security, in which the issue price is less than our cost.

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

The useful lives for depreciation and amortization by major asset classes are as follows:

	Range of Useful Lives

Data communications, office and other equipment	3	to	20	years
Buildings			20	years
Leasehold improvements	8	to	20	years
Capitalized software			5	years
Capital leases	4	to	6	years

Impairment of Long-Lived Assets—Long-lived assets consist principally of property and equipment, including those items leased under capital leases and amortized intangible assets. The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying amount of the asset or asset group with their estimated undiscounted future cash flows. If the cash flows are determined to be less than the carrying amount of the asset or asset group, an impairment loss has occurred and the loss would be recognized during the period for the difference between the carrying amount of the asset or asset group and estimated fair value.

Goodwill and Intangible Assets—Goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing.  Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31. If the carrying amount of a reporting unit exceeds its fair value, the Company then performs the second step of the goodwill impairment test to measure the amount of impairment loss, if any. Intangible assets with finite useful lives, consisting of customer relationships, are amortized using a non-straight-line basis based on the pattern of expected future economic benefit over the estimated useful lives, which range from 6 to 19 years.

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

Stock Splits―On September 6, 2012, IIJ’s board of directors approved a two hundred-for-one split of IIJ’s common stock. Shareholders of record on September 30, 2012 received an additional common share. The stock split was effective on October 1, 2012. In order to reflect this split, information pertaining to shares and earnings per share has been restated in the accompanying financial statements and related notes.

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

New Accounting Guidance

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update　(“ASU”) 2011-05, "Comprehensive Income－Presentation of Comprehensive Income," which improves the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The amendments require an entity to report comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12 "Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05," which defers certain aspects of ASU 2011-05 related to the presentation of reclassification adjustments. This ASU, except the deferral of the effective date for amendments to the presentation of reclassifications adjustments stipulated in ASU 2011-05, is effective for the interim or annual period beginning after December 15, 2011 and the Company adopted this ASU in the first quarter beginning April 1, 2012. The Company elected to present two separate but consecutive statements. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In September 2011, the FASB issued ASU 2011-08, "Intangibles－Goodwill and Other: Testing Goodwill for impairment," which provides new guidance on the annual goodwill impairment testing. This ASU allows an entity the option to first assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If based on its qualitative assessment an entity concludes it is more likely than not that fair value of a reporting unit is less than its carrying amount, quantitative impairment testing is required. However, if an entity concludes otherwise, quantitative impairment testing is not required. This ASU is effective for annual and interim goodwill impairment tests performed for annual period beginning after December 15, 2011 and the Company adopted this ASU in the first quarter beginning April 1, 2012. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

Accounting Guidance Issued But Not Adopted as of March 31, 2013

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet: Disclosures about Offsetting Assets and Liabilities," which requires new disclosures about financial instruments and derivative instruments that are either offset by or subject to an enforceable master netting arrangement or similar agreement. In January 2013, the FASB issued ASU 2013-01, "Balance Sheet: Clarifying the Scope of Disclosures about Offsetting Asset and Liabilities," which clarifies the scope of the offsetting disclosures of ASU 2011-11. Both ASUs are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. The adoption of the ASUs will not have a material impact on the Company’s financial position or results of operations.

In July 2012, the FASB issued ASU 2012-02, "Intangibles－Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment," which provides new guidance on the annual  indefinite-lived intangible assets impairment testing. The objective of the amendments in this Update is to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, “Intangibles—Goodwill and Other—General Intangibles Other than Goodwill”. This ASU is effective for annual and interim indefinite-lived intangible assets impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income,” which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

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

The following table provides unaudited pro forma revenues and net income attributable to Internet Initiative Japan Inc. for the year ended March 31, 2011, as if IIJ-Global had been acquired on April 1, 2011. Such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on the dates indicated, nor are they indicative of the future operating results of the acquired company.

Thousands of Yen

Revenues	¥92,583,743
Net income attributable to Internet Initiative Japan Inc.	4,800,412

Yen

Pro forma basic net income attributable to Internet Initiative Japan Inc. per common share	¥118
Pro forma diluted net income attributable to Internet Initiative Japan Inc. per common share	118

   *Figures shown above are adjusted to reflect a 1:200 stock split conducted on October 1, 2012.

For the year ended March 31, 2011, acquisition-related costs of ¥69,451 thousand were incurred. These acquisition-related costs included legal, financial advisory and other professional fees, and were recorded in “General and administrative” expenses.

There were no business acquisitions during the year ended March 31, 2012.

On April 2, 2012, the Company acquired 99.9% of the outstanding common shares of Exlayer Global Inc., which was renamed IIJ Exlayer Inc. ("IIJ-Exlayer"), for total consideration of ¥299,700 thousand ($3,183 thousand) paid in cash. There are no future contingent payments. IIJ-Exlayer is a holding company with overseas subsidiaries in the system integration industry. The acquisition of IIJ-Exlayer is expected to help the Company to accelerate its international business development. Pro forma results of operations have not been presented because the effect of the acquisition was not material.

3.	INVENTORY

The components of inventories as of March 31, 2012 and 2013 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2012	2013	2013

Network equipment purchased for resale	¥287,786	¥350,976	$3,727
Work in process	¥464,289	¥950,708	$10,097

Total inventories	¥752,075	¥1,301,684	$13,824

4.	OTHER INVESTMENTS

Pursuant to ASC Topic 320, ?兌nvestments―Debt and Equity Securities,” all of the Company's marketable equity securities are classified as available-for-sale securities.  Information regarding the securities classified as available-for-sale at March 31, 2012 and 2013 is as follows:

	Thousands of Yen
March 31, 2012	Cost	Unrealized Gains	Unrealized Losses	Fair Value

Available-for-sale—Equity securities	¥451,404	¥418,195	¥8,685	¥860,914

March 31, 2013

Available-for-sale—Equity securities	¥500,616	¥813,445	¥4,138	¥1,309,923

	Thousands of U.S. Dollars
March 31, 2013	Cost	Unrealized Gains	Unrealized Losses	Fair Value

Available-for-sale—Equity securities	$5,317	$8,639	$44	$13,912

The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2012 and 2013:

	Thousands of Yen
	Less than 12 Months		12 Months or More		Total
March 31, 2012	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale—Equity securities	¥118,055	¥7,628	¥15,288	¥1,057	¥133,343	¥8,685

March 31, 2013

Available-for-sale—Equity securities	¥27,902	¥4,138	－	－	¥27,902	¥4,138

	Thousands of U.S. Dollars
	Less than 12 Months		12 Months or More		Total
March 31, 2013	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale—Equity securities	$296	$44	－	－	$296	$44

The Company regularly reviews all of the Company's investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security's market price.

The Company’s unrealized loss on investments in marketable equity securities as of March 31, 2013 relates to Japanese companies (2 issuers) in manufacturing industries. The fair value of each investment is 5.8% and 15.8% less than its cost. The duration of the unrealized loss position was less than 12 months. The Company evaluated the near-term prospects of the issuers and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investments to be other-than-temporarily impaired at March 31, 2013.

Proceeds from the sale of available-for-sale securities were ¥155,571 thousand, ¥226,346 thousand and zero for the years ended March 31, 2011, 2012 and 2013, respectively. Gross realized gains of  ¥90,700 thousand and  ¥9,140 thousand were included in "Other income (expenses)" for the years ended March 31, 2011 and 2012, respectively, and gross realized losses of ¥12,293 thousand were included in "Other income (expenses)" for the year ended March 31, 2012.

The aggregate cost of the Company’s cost method investments totaled ¥2,077,232 thousand and ¥ 2,461,339 thousand ($26,140 thousand) at March 31, 2012 and 2013, respectively.

Impairment of investments in certain marketable equity securities and nonmarketable equity securities, including funds, included in "Other income (expenses)" in the Company’s consolidated statements of income, were recognized to reflect the decline in value considered to be other-than-temporary of ¥13,131 thousand and ¥166,698 thousand, respectively, for the year ended March 31, 2011, ¥87,911 thousand and ¥71,681 thousand, respectively, for the year ended March 31, 2012, and ¥19,788 thousand ($210 thousand) and zero, respectively, for the year ended March 31, 2013.

5.	ALLOWANCE FOR DOUBTFUL ACCOUNTS AND LOANS

An analysis of the allowance for doubtful accounts and loans for the years ended March 31, 2011, 2012 and 2013 is as follows:

	Thousands of Yen
	Balance at Beginning of Year	Credits Charged Off	Provision for (Reversal of) Doubtful Accounts	Other	Balance at End of Year

Year ended March 31, 2011	¥145,918	¥(7,376)	¥(10,522)	¥14,851	¥142,871

Year ended March 31, 2012	¥142,871	¥(19,878)	¥82,046	－	¥205,039

Year ended March 31, 2013	¥205,039	¥(17,934)	¥(10,712)	－	¥176,393

	Thousands of Yen
	Balance at Beginning of Year	Credits Charged Off	Provision for Doubtful Accounts	Other	Balance at End of Year

Year ended March 31, 2013	¥2,178	¥(190)	¥(114)	－	¥1,874

Other for the year ended March 31, 2011 was the allowance for doubtful accounts of IIJ-Global assumed from AT&T Japan on September 1, 2010.

6.	INVESTMENTS IN EQUITY METHOD INVESTEES

IIJ utilizes various companies in Japan and neighboring countries to form and operate its Internet business. Businesses operated by its equity method investees include multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., "Multifeed"), comprehensive portal sites operations (InternetRevolution Inc., "i-revo"), point management systems operations (Trinity Inc., "Trinity,"), research and software development (Stratosphere Inc., "Stratosphere") and data center services in South Korea (i-Heart Inc., "i-Heart").

The aggregate amounts of balances and transactions of the Company with these equity method investees as of March 31, 2012 and 2013, and for each of the three years in the period ended March 31, 2013 are summarized as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2011	2012	2013	2013

Accounts receivable	－	¥51,788	¥52,422	$557
Accounts payable	－	36,698	39,734	422
Revenues	¥730,622	624,718	598,765	6,359
Costs and expenses	348,771	403,400	456,892	4,852

The Company's investments in these equity method investees and respective ownership percentage at March 31, 2012 and 2013 consisted of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	2012		2013		2013

Multifeed	33.00%	¥1,089,319	33.00%	¥1,141,909	$12,127
i-revo	30.00	186,115	30.00	371,888	3,950
Trinity	45.00	98,041	33.75	93,154	989
Stratosphere	－	－	50.00	74,772	794
i-Heart	20.22	33,159	－	－	－

Total		¥1,406,634		¥1,681,723	$17,860

The Company also had a loan of ¥18,673 thousand to i-Heart, which was included in the “Other assets” in the Company’s consolidated balance sheets as of March 31, 2012. i-Heart was excluded from our equity method investees for the year ended March 31, 2013 due to the decrease in IIJ’s ownership interest in i-Heart.

7.	PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2012 and 2013 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2012	2013	2013

Data communications equipment	¥5,791,067	¥6,746,069	$71,645
Office and other equipment	939,435	2,130,160	22,623
Buildings	489,360	668,631	7,101
Leasehold improvements	2,513,220	2,666,584	28,320
Capitalized software	15,514,986	18,465,716	196,110
Assets under capital leases, primarily data communications equipment	20,180,641	21,864,989	232,211
Total	45,428,709	52,542,149	558,010
Less accumulated depreciation and amortization	(25,693,163)	(29,516,394)	(313,471)

Property and equipment—net	¥19,735,546	¥23,025,755	$244,539

Depreciation and amortization expenses for the property and equipment amounted to ¥5,454,138 thousand, ¥6,522,033 thousand and ¥6,950,249 thousand ($73,814 thousand) for the years ended March 31, 2011, 2012 and 2013, respectively.

The Company recorded losses on disposal of property and equipment of ¥23,588 thousand, ¥62,368 thousand and ¥14,638 thousand ($155 thousand) for the years ended March 31, 2011, 2012 and 2013, respectively, in “General and administrative” expenses in the Company’s consolidated statements of income.

Capitalized software included internal use software of ¥13,785,469 thousand and ¥15,912,108 thousand ($168,990 thousand) as of  March 31, 2012 and 2013, respectively, and software to be leased of  ¥1,729,517 thousand and ¥2,553,608 thousand ($27,120 thousand) as of  March 31, 2012 and 2013, respectively.

The unamortized balance of software to be leased was ¥1,477,896 thousand and ¥1,952,450 thousand ($20,735 thousand) as of March 31, 2012 and 2013, respectively. Amortization expense of software to be leased was ¥43,186 thousand, ¥208,435 thousand and ¥349,537 thousand ($3,712 thousand) for the years ended March 31, 2011, 2012 and 2013, respectively, and was included in cost of systems integration.

The estimated aggregate amortization expense of software to be leased for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2014	¥510,722	$5,424
2015	510,722	5,424
2016	467,535	4,965
2017	446,021	4,737
2018	17,450	185

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

  The components of intangible assets as of March 31, 2012 and 2013 are as follows:
	Thousands of Yen		Thousands of U.S. Dollars
	2012	2013	2013

Intangible assets subject to amortization:
Customer relationship	¥6,424,471	6,424,471	$68,229
Total	6,424,471	6,424,471	68,229
Less accumulated amortization
Customer relationship	(1,201,881)	(1,759,440)	(18,685)
Total	(1,201,881)	(1,759,440)	(18,685)
Intangible assets subject to amortization—net	5,222,590	4,665,031	49,544

Intangible assets not subject to amortization:
Telephone rights	18,879	19,400	206
Trademark	155,000	107,000	1,136
Goodwill	5,788,333	5,969,951	63,402
Total	5,962,212	6,096,351	64,744

Total intangible assets	¥11,184,802	10,761,382	$114,288

The weighted average amortization period for customer relationship is approximately 15.6 years. The amortization expenses for the years ended March 31, 2012 and 2013 were ¥621,598 thousand and ¥557,559 thousand ($5,921 thousand), respectively. The estimated aggregate amortization expense of intangible assets for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2014	¥463,073	$4,918
2015	397,031	4,217
2016	388,014	4,121
2017	380,496	4,041
2018	365,460	3,881

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

The Company recorded ¥37,000 thousand, and ¥48,000 thousand ($510 thousand) of loss on impairment of the trademark right related to hi-ho in “Sales and marketing” expenses in the Company’s consolidated statement of income for the year ended March 31, 2012 and 2013, respectively.  Because hi-ho recorded operating loss for the years ended March 31, 2012 and 2013, and expects to record operating loss in next fiscal year, the Company recognized that the trademark might be impaired. The carrying value of the trademark exceeded its fair value and the impairment loss was recognized in an amount equal to the excess of the carrying amount of the trademark over the fair value of the trademark. The fair value of the trademark was calculated with the relief from royalty method. The amount of loss was included in the Network service and system integration business segment.

The following table shows changes in the carrying amount of goodwill for the years ended March 31, 2012 and 2013, by operating segment:

	Thousands of Yen			Thousands of U.S. Dollars
	Network Service and Systems Integration Business	ATM Operation Business	Total	Network Service and Systems Integration Business	ATM Operation Business	Total
Balance at March 31, 2011
Goodwill	¥ 5,673,064	¥ 235,551	¥5,908,615
Accumulated impairment losses	(120,282)	－	(120,282)
	5,552,782	235,551	5,788,333

Acquisition	－	－	－	－	－	－

Impairment losses	－	－	－	－	－	－

Balance at March 31, 2012
Goodwill	5,673,064	235,551	5,908,615	$60,249	$2,501	$62,750
Accumulated impairment losses	(120,282)	－	(120,282)	(1,277)	－	(1,277)
	5,552,782	235,551	5,788,333	58,972	2,501	61,473

Acquisition	181,618	－	181,618	1,929	－	1,929

Impairment losses	－	－	－	－	－	－

Balance at March 31, 2013
Goodwill	5,854,682	235,551	6,090,233	62,178	2,501	64,679
Accumulated impairment losses	(120,282)	－	(120,282)	(1,277)	－	(1,277)
	¥5,734,400	¥235,551	¥5,969,951	$60,901	$2,501	$63,402

The impairment loss on goodwill included in the Network service and systems integration business segment for the year ended March 31, 2011 consisted of impairment losses of ¥20,282 thousand and ¥100,000 thousand on goodwill for GDX and IIJ-FS, respectively. Because of the decision for the dissolution of GDX and a shrinking business of IIJ-FS, the carrying amount of the subsidiary exceeded its fair value and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the implied fair values of goodwill. The fair values of the subsidiaries for the basis of determining the impairment loss of goodwill was calculated with the discounted cash flow method. No impairment of goodwill was recognized during the years ended March 31, 2012 and 2013.

On September 1, 2010, IIJ acquired a new subsidiary, IIJ-Global and recorded a customer relationship of ¥3,721,000 thousand and goodwill of ¥2,288,273 thousand through this acquisition. The customer relationship is amortized over its estimated useful life of 15 years based on the pattern of expected future economic benefit from the acquisition date, which is generally on a non-straight-line basis based upon its expected future cash flows. The goodwill components were mainly attributable to of human resources and synergies and the goodwill was included in the network service and system integration business segment. ¥5,387,018 thousand of the recorded customer relationship and goodwill are deductible for tax purposes.

On April 2, 2012, IIJ acquired a new subsidiary, IIJ-Exlayer and recorded goodwill of ¥181,618 thousand ($1,929 thousand). The goodwill components were mainly attributable to of human resources and the goodwill was included in the network service and system integration business segment.

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

Refundable guarantee deposits as of March 31, 2012 and 2013 consist of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2012	2013	2013

Head office	¥1,470,812	¥1,472,311	$15,636
Sales and subsidiaries offices	402,256	543,181	5,769
Others	26,747	35,957	382

Total refundable guarantee deposits	¥1,899,815	¥2,051,449	$21,787

Lease expenses related to backbone lines for the years ended March 31, 2011, 2012 and 2013 amounted to ¥3,688,077 thousand, ¥3,370,813 thousand and ¥3,535,213 thousand ($37,545 thousand), respectively. Lease expenses for local access lines for the years ended March 31, 2011, 2012 and 2013, which are mainly attributable to Internet connectivity services and WAN services, amounted to ¥16,881,778 thousand, ¥23,101,650 thousand and ¥22,464,593 thousand ($238,579 thousand), respectively. Other lease expenses for the years ended March 31, 2011, 2012 and 2013 amounted to ¥6,424,099 thousand, ¥5,949,230 thousand and ¥5,978,985 thousand ($63,498 thousand), respectively.

The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥12,313 thousand, ¥2,394 thousand and ¥ 29,160 thousand ($310 thousand) for the years ended March 31, 2011, 2012 and 2013, respectively.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements.

The Company sold ATM equipment procured from third party vendors, which amounted to ¥367,203 thousand and ¥593,715 thousand ($6,305 thousand), to the leasing companies for the years ended March 31, 2012 and 2013, respectively, and concurrently entered into capital lease arrangements to lease the equipment back, which resulted in total lease payments of ¥398,652 thousand due by December 2016 and ¥637,548  thousand ($6,771 thousand) due by February 2018, related to the lease contracts made in the years ended March 31, 2012 and 2013, respectively.

The fair values of the assets upon execution of the capital lease arrangements and accumulated depreciation amounted to ¥20,180,641 thousand and ¥12,846,091 thousand, respectively, at March 31, 2012 and ¥21,864,989 thousand ($232,211 thousand) and ¥13,340,942 thousand ($141,684 thousand), respectively, at March 31, 2013.

Lessee Future Minimum Lease Payments—As of March 31, 2013, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements and capital leases were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases

Year ending March 31:
2014	¥76,000	¥2,380,619	¥3,654,924	$807	$25,283	$38,816
2015	1,914	2,055,756	3,009,028	20	21,832	31,957
2016		389,326	1,837,318		4,135	19,513
2017		382,178	603,737		4,059	6,412
2018		36,149	42,031		384	446
2019 and thereafter		102,259	421		1,086	4

Total minimum lease payments	¥77,914	¥5,346,287	9,147,459	$827	$56,779	97,148

Less amounts representing interest			271,623			2,884

Present value of net minimum capital lease payments			8,875,836			94,264
Less current portion			3,505,471			37,229

Noncurrent portion			¥5,370,365			$57,035

Sales-Type Leases—The components of the net investment in sales-type leases as of March 31, 2012 and 2013 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2012	2013	2013
Year ending March 31:
2014		¥493,074	$5,237
2015		446,212	4,739
2016		341,230	3,624
2017		62,371	662
2018		62,371	662

Total minimum lease payments to be received*	¥1,430,502	¥1,405,258	$14,924
Estimated residual value of leased property (unguaranteed)	－	－	－
Less unearned income	37,911	30,400	323
Net investment in sales-type leases	1,392,591	1,374,858	14,601
Less current portion	457,145	476,818	5,063
Non-current net investment in sales-type leases	¥935,446	¥898,040	$9,538

*Estimated executory costs, including profit thereon, of ¥233,682 thousand and ¥301,643 thousand ($3,204 thousand) were excluded from total minimum lease payments to be received as of March 31, 2012 and 2013, respectively.

10.	ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations are principally related to leasehold office premises and a data center which, at the end of the lease, the Company is contractually obligated to restore.

The movements in asset retirement obligations for the year ended March 31, 2012 and 2013 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2012	2013	2013

Balance at beginning of the year	¥248,183	¥299,083	$3,176

Liabilities incurred	42,273	26,620	283
Liabilities settled	－	－	－
Accretion expense	8,627	8,882	94
Revision in estimated cash flows	－	－	－

Balance at end of the year	¥ 299,083	¥ 334,585	$3,553

11.	BORROWINGS

Short-term borrowings at March 31, 2012 and 2013 consist of bank overdrafts that bear fixed rate interest. The weighted average rates at March 31, 2012 and 2013 were 0.806% and 0.690%, respectively.

Long-term borrowings as of March 31, 2012 and 2013 consist of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2012	2013	2013
Long-term installment payable at various dates through calendar 2014. Interest is payable at variable rates based on Tokyo InterBank Offered Rate (TIBOR) which were 0.336% and 0.250% as of March 31, 2012 and 2013, respectively. Weighted average interest rates were 1.026% and 0.962% at March 31, 2012 and 2013, respectively.	¥3,000,000	¥1,990,000	$21,134

Less current portion	(1,010,000)	(1,010,000)	(10,726)

Long-term borrowings, less current portion	¥1,990,000	¥980,000	$10,408

Annual maturities of long-term borrowings for the years subsequent to March 31, 2013 are as follows:

	Thousands of Yen	Thousands of U.S. Dollars
Year ending March 31:
2014	1,010,000	10,726
2015	980,000	10,408
Total	¥1,990,000	$21,134

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral (or additional collateral) or a guarantor with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default.  The Company did not provide banks with any collateral for outstanding loans as of March 31, 2013.

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2013 was ¥10,600,000 thousand ($112,574 thousand).

12.	INCOME TAXES

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 41% for the years ended March 31, 2011and 2012 and 38.3% for the year ended March 31, 2013.

Income from operations before income tax expense and equity in net income of equity method investees and income tax expense for the years ended March 31, 2011, 2012 and 2013 consist of the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2011	2012	2013	2013

Income from operations before income tax expense and equity in net income of equity method investees:
Domestic	¥3,818,930	¥5,970,007	¥7,825,846	$83,113
Foreign	15,059	6,213	(68,982)	(733)
Total	¥3,833,989	¥5,976,220	¥7,756,864	$82,380
Income taxes―current:
Domestic	¥351,592	¥2,489,350	¥3,140,964	$33,357
Foreign	(2,770)	422	(6,254)	(66)
Total	¥348,822	¥2,489,772	¥3,134,710	$33,291
Income taxes―deferred:
Domestic	¥606,875	¥35,714	¥(528,832)	$(5,616)
Foreign	－	－	1,704	18
Total	¥606,875	¥35,714	¥(527,128)	$(5,598)

The Company has adopted the consolidated tax declaration from the fiscal year ended March 31, 2009.

Amendments to Japanese tax regulations were enacted into law on November 30, 2011. As a result, the normal Japanese statutory rate was reduced to 38.3% from the fiscal year beginning April 1, 2012 and will be reduced to 35.9% from the fiscal year beginning April 1, 2015. The amount of deferred tax liabilities, net of deferred tax assets, as of March 31, 2012 decreased ¥110,381 thousand due to the amendments.

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2012 and 2013 were as follows:

	Thousands of Yen				Thousands of U.S. Dollars
	2012		2013		2013
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Unrealized gains on available-for-sale securities	－	¥147,043	－	¥290,623	－	$3,086
Capital leases	¥6,369	－	¥73,735	－	$783	－
Accrued expenses	739,404	－	713,056	－	7,573	－
Retirement and pension cost	648,240	－	758,240	－	8,053	－
Allowance for doubtful accounts	70,114	－	66,170	－	703	－
Depreciation	103,374	－	48,315	－	513	－
Net loss on other investments	354,714	－	285,505	－	3,032	－
Operating loss carryforwards	1,432,104	－	1,416,522	－	15,044	－
Transactions in transit*	－	53,798	－	47,983		510
Impairment loss on telephone rights	76,181	－	77,101	－	819	－
Accrued enterprise tax	171,358	－	179,725	－	1,909	－
Asset retirement obligation	107,371	－	120,116	－	1,276	－
Deferred revenue	260,411	－	468,382	－	4,974	－
Customer relationship	－	1,903,137	－	1,690,781	－	17,956
Tax deduction of goodwill	－	383,005	－	528,299	－	5,611
Excess of tax deductible goodwill over the reported amount of goodwill	808,944	－	570,356	－	6,057	－
Trademark	－	55,645	－	38,413	－	408
Investments in equity method investees	－	－	－	168,061	－	1,785
Other	242,000	157,220	237,761	159,753	2,524	1,697
Total	5,020,584	2,699,848	5,014,984	2,923,913	53,260	31,053
Valuation allowance	(2,008,886)	－	(1,361,807)	－	(14,462)	－

Total	¥3,011,698	¥2,699,848	¥3,653,177	¥2,923,913	$38,798	$31,053

*	This item arises from transactions between IIJ and foreign subsidiaries, which were recorded in the different periods as a result of the difference in each company’s fiscal year-end.

As of March 31, 2012, the valuation allowance for deferred tax assets related principally to operating loss carryforwards and net loss on other investments and as of March 31, 2013, principally to operating loss carryforwards, at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥1,566,662 thousand, ¥136,689 thousand and ¥647,079 thousand ($6,872 thousand) for the years ended March 31, 2011, 2012 and 2013, respectively.

Undistributed earnings of foreign subsidiaries are deemed to be permanently invested amounted to ¥340,237 thousand ($3,613 thousand) as of March 31, 2013. It is not practicable to calculate the unrecognized deferred tax liability on undistributed earnings.

As of March 31, 2013, certain subsidiaries had tax operating loss carryforwards as follows.

	Thousands of Yen
Year Ending March 31	Enterprise Tax Subject to Consolidation Tax Filing	Inhabitant Tax Subject to Consolidation Tax Filing	Others

2014	－	－	－
2015	－	－	－
2016	－	－	－
2017	－	－	¥38,427
2018 and thereafter	¥303,194	¥89,889	3,666,158

Total	¥303,194	¥89,889	¥3,704,585

	Thousands of U.S. Dollars
Year Ending March 31	Enterprise Tax Subject to Consolidation Tax Filing	Inhabitant Tax Subject to Consolidation Tax Filing	Others

2014	－	－	－
2015	－	－	－
2016	－	－	－
2017	－	－	$408
2018 and thereafter	$3,220	$955	38,935

Total	$3,220	$955	$38,935

“Others” were loss carryforwards of subsidiaries not subject to consolidation tax filing, which were composed of ¥2,735,696 thousand ($29,053 thousand) in Japan, ¥862,885 thousand ($9,164 thousand) in the United States of America, and ¥106,004 thousand ($1,126 thousand) in other countries.

These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2022 in Japan and December 31, 2032 in the United States of America. The loss carryforwards in other countries will expire in the period ending December 31, 2017 or have an indefinite carryforward period.

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2013 is as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2011	2012	2013	2013

Amount computed by using normal Japanese statutory tax rate	¥1,571,935	¥2,450,250	¥2,970,879	$31,551
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	146,060	81,115	89,012	945
Reversal of reserve for tax contingencies	(8,312)	－	－	－
Inhabitant tax―per capita	39,676	34,415	35,809	380
Expiration of operating loss carryforward	616,400	176,829	－	－
Change in valuation allowance*	(1,458,455)	(107,171)	(666,973)	(7,083)
Tax effects on investments in equity method investees	－	－	168,061	1,785
Enterprise tax ―not based on income	61,085	68,960	77,868	827
Tax rate change	－	(110,381)	－	－
Other—net	(12,692)	(68,531)	(67,074)	(712)

Income tax expense as reported	¥955,697	¥2,525,486	¥2,607,582	$27,693

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

In September 2006, IIJ America filed an application with the Internal Revenue Service (“IRS”) for the Bilateral Advance Pricing Agreement Request (“BAPA”), relating to the terms of transactions with IIJ and the use of tax operating loss carryforwards in its taxation. IIJ America used to reserve for tax contingencies related to the denial of the past use of tax operating loss carryforwards. The Company adopted FASB interpretation No.48 effective April 1, 2007 and identified liabilities for uncertain tax positions related to the aforementioned denial of the past use of tax operating loss carryforwards. In June 2010, the IRS and NTA finally reached a settlement of the BAPA. In the year ended March 31, 2011, the unrecognized tax benefit of ¥9,391 thousand was reversed as a result of a settlement of the difference between the actual transaction and the terms of the BAPA. There was no amount of unrecognized tax benefit for the year ended March 31, 2012 and 2013. The Company does not reasonably expect that the unrecognized tax benefit will change significantly within the next twelve months.

 A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Thousands of Yen
2011
Balance at April 1, 2010	¥9,391
Decrease due to the adjustment of the difference between the actual transaction and the terms of the BAPA	(8,951)
Translation adjustment	(440)
Balance at March 31, 2011	－

The Company has open tax years subject to examination by major tax jurisdictions from the year ended March 31, 2013 in Japan and from the year ended December 31, 2006 in the United States of America.

13.	RETIREMENT AND PENSION PLANS

IIJ and certain subsidiaries had unfunded severance benefit, noncontributory defined benefit pension and defined contribution plans which together covered substantially all of their employees who were not directors. The defined benefit pension plan is operated under the Defined Benefit Corporate Pension Law.

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

Net periodic pension cost for the years ended March 31, 2011, 2012 and 2013 included the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2011	2012	2013	2013

Service cost	¥421,771	¥467,583	¥479,158	$5,089
Interest cost	41,424	48,335	46,975	499
Expected return on plan assets	(26,085)	(27,086)	(29,796)	(317)
Amortization of transition obligation	369	369	369	4
Other	－	(12,632)	－	－

Net periodic pension cost	¥437,479	¥476,569	¥496,706	$5,275

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2011	2012	2013	2013

Net actuarial loss	¥3,324	¥39,083	¥92,808	$986
Amortization of transition obligation in net periodic pension cost	(369)	(369)	(369)	(4)
Other	(6,316)	12,632	－	－

Amounts recognized in other comprehensive income	¥(3,361)	¥51,346	¥92,439	$982

Total net periodic pension cost and amounts recognized in other comprehensive income	¥434,118	¥527,915	¥589,145	$6,257

The change in benefit obligation and plan assets for the years ended March 31, 2012 and 2013 and the amounts recognized in the consolidated balance sheets as of March 31, 2012 and 2013 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2012	2013	2013
Change in benefit obligation:
Benefit obligation at beginning of year	¥2,744,718	¥3,196,857	$33,951
Service cost	467,583	479,158	5,089
Interest cost	48,335	46,975	499
Actuarial loss	37,454	209,406	2,224
Benefit paid	(101,233)	(77,064)	(819)

Benefit obligation at end of year	3,196,857	3,855,332	40,944

Change in plan assets:
Fair value of plan assets at beginning of year	1,425,587	1,655,373	17,580
Actual return on plan assets	27,605	146,394	1,555
Employer contribution	250,969	257,288	2,732
Benefits paid	(48,788)	(46,444)	(493)

Fair value of plan assets at end of year	1,655,373	2,012,611	21,374

Funded status at end of year	¥(1,541,484)	(1,842,721)	$(19,570)

Amounts recognized in the consolidated balance sheets as of March 31, 2012 and 2013 consist of:

	Thousands of Yen		Thousands of U.S. Dollars
	2012	2013	2013

Accrued retirement and pension costs―noncurrent	¥(1,541,484)	¥(1,842,721)	$(19,570)

Net amount recognized	¥(1,541,484)	¥(1,842,721)	$(19,570)

The accumulated benefit obligation for the Company’s defined benefit pension plans as of March 31, 2012 and 2013 was ¥2,024,498 thousand and ¥2,444,643 thousand ($25,963 thousand), respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥3,196,857 thousand and ¥1,655,373 thousand at March 31, 2012 and ¥3,855,332 thousand ($40,944 thousand) and ¥2,012,611 thousand ($21,374 thousand) at March 31, 2013, respectively. The aggregate accumulated benefit obligations of plans with no plan assets were ¥65,239 thousand and ¥70,425 thousand ($748 thousand) at March 31, 2012 and 2013, respectively.

Amounts recognized in accumulated other comprehensive income at March 31, 2012 and 2013 consist of:

	Thousands of Yen		Thousands of U.S. Dollars
	2012	2013	2013

Net actuarial loss	¥212,241	¥305,049	$3,239
Obligation at transition	1,473	1,104	12
Total	¥213,714	¥306,153	$3,251

The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 14 years and 21 years, respectively.

The estimated net actuarial loss and obligation at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in the fiscal year ending March 31, 2014 are zero and ¥369 thousand ($4 thousand), respectively.

Actuarial assumptions as of March 31:

	Benefit Obligations		Net Periodic Costs
	2012	2013	2011	2012	2013

Discount rate	1.5%	1.2%	1.8%	1.8%	1.5%
Expected long-term rate of return on plan assets			2.1	1.9	1.8
Rate of increase in compensation	3.3	3.3	3.5	3.4	3.3

The Company sets the discount rate assumption annually at March 31 based on high-quality fixed income securities that match the average duration of the expected retirement benefits.

The basis for determining the long-term rate of returns is a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2014	¥99,786	$1,060
2015	113,460	1,205
2016	131,087	1,392
2017	166,104	1,764
2018	220,121	2,338
2019－2023	1,691,760	17,967

Total	¥2,422,318	$25,726

The Company expects to contribute ¥257,288 thousand ($2,732 thousand) to its defined benefit pension plan in the year ending March 31, 2014.

The Company’s defined contribution plan, which was established on April 1, 2009, covers substantially all its employees. The Company contributes monthly 1.6% of its employees’ base salaries to the plan. No employee contributions to the plan are allowed. Contributions to the plan were ¥99,068 thousand, ¥109,224 thousand and ¥114,450 thousand ($1,215 thousand) for the years ended March 31, 2011, 2012 and 2013, respectively.

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

The projected allocation of the plan assets managed by the insurance company is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 63.0%, 35.0%, and 2.0% of the plan assets excluding pooled investment portfolios will be allocated to debt securities, equity securities and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. Fifty percent of the employer’s contribution to the plan during the year ending March 31, 2014 will be allocated to life insurance pooled investment portfolios and other 50% will be allocated to the aforementioned investments.

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

Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2012	Thousands of Yen
	Level 1	Level 2	Level 3	Total
Equity securities:
Japanese equity	¥235,933	－	－	¥235,933
U.S. equity	54,179	－	－	54,179
Other equity― developed countries	39,495	－	－	39,495
Total equity securities	329,607	－	－	329,607

Debt securities:
Japanese government and municipalities	－	¥337,885	－	337,885
Japanese corporate bonds― investment grade	－	93,030	－	93,030
U.S. government	－	58,760	－	58,760
Other government― developed countries	－	82,523	－	82,523
Residential mortgage-backed	－	23,627	－	23,627
Total debt securities	－	595,825	－	595,825

Other financial instruments*	－	692,613	－	692,613

Cash	37,328	－	－	37,328

Total assets at fair value	¥366,935	¥1,288,438	－	¥1,655,373

Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2013	Thousands of Yen
	Level 1	Level 2	Level 3	Total
Equity securities:
Japanese equity	¥302,533	－	－	¥302,533
U.S. equity	72,760	－	－	72,760
Other equity― developed countries	51,220	－	－	51,220
Total equity securities	426,513	－	－	426,513

Debt securities:
Japanese government and municipalities	－	¥477,430	－	477,430
Japanese corporate bonds― investment grade	－	59,533	－	59,533
U.S. government	－	74,294	－	74,294
Other government― developed countries	－	103,471	－	103,471
Residential mortgage-backed	－	26,252	－	26,252
Total debt securities	－	740,980	－	740,980

Other financial instruments*	－	800,968	－	800,968

Cash	44,150	－	－	44,150

Total assets at fair value	¥470,663	¥1,541,948	－	¥2,012,611

Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2013	Thousands of U.S. Dollars
	Level 1	Level 2	Level 3	Total
Equity securities:
Japanese equity	$3,213	－	－	$3,213
U.S. equity	773	－	－	773
Other equity― developed countries	544	－	－	544
Total equity securities	4,530	－	－	4,530

Debt securities:
Japanese government and municipalities	－	$5,071	－	5,071
Japanese corporate bonds― investment grade	－	632	－	632
U.S. government	－	789	－	789
Other government― developed countries	－	1,099	－	1,099
Residential mortgage-backed	－	279	－	279
Total debt securities	－	7,870	－	7,870

Other financial instruments*	－	8,506	－	8,506

Cash	468	－	－	468

Total assets at fair value	$4,998	$16,376	－	$21,374

* Other financial instruments are life insurance pooled investment portfolios.

Pension plan assets classified as Level 1 are comprised principally of equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Pension plan assets classified as Level 2 are comprised principally of government bonds, corporate bonds and life insurance pooled investment portfolios which are valued based on quoted prices obtained from a well-established third-party. The bonds are traded in less active markets and the fair values are based on the price a dealer would pay for the bonds.

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

Contributions due and paid during the years ended March 31, 2011, 2012 and 2013 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥219,419 thousand, ¥214,987 thousand and ¥244,666 thousand ($2,598 thousand), respectively. The Company’s contribution did not represent more than 5% of total contribution to the plan during the years ended March 31, 2011, 2012 and 2013.

The plan is not subject to a funding improvement and is funded more than 80% as of March 31, 2012. The total plan assets are ¥545,307,470 thousand ($5,791,286 thousand) as of March 31, 2013. It was difficult to obtain other additional information for the plan for the year ended March 31, 2013.

The amount of retirement benefits for retiring directors and company auditors must be approved by the shareholders.

IIJ has a retirement plan for full-time company auditors. The Company recorded a liability for retirement benefit for company auditors of ¥2,350 thousand and ¥3,690 thousand ($39 thousand), which would be required if they were all to retire at March 31, 2012 and 2013, respectively.

IIJ had a retirement benefit plan for full-time directors, which was abolished in June 2011. The allowance for retirement benefit amounted to ¥255,330 thousand ($2,712 thousand) in consideration of their services made up to the date of abolition of the plan, and this amount will be reserved until each director’s retirement date. IIJ’s subsidiary also has a retirement benefit plan for full-time directors. The Company recorded a liability for retirement benefit for full-time directors of ¥261,849 thousand and ¥265,674 thousand ($2,822 thousand), which would be required if they were all to retire at March 31, 2012 and 2013, respectively.

The retirement benefits paid to retired directors and company auditors were ¥20,030 thousand for the year ended March 31, 2011.

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

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in IIJ’s general books of account prepared using accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings shown in IIJ’s general books of account amounted to ¥18,175,192 thousand ($193,025 thousand) at March 31, 2013.

On June 25, 2010, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2010 of ¥1,250 per share or in the aggregate amount of ¥253,180 thousand.

On November 15, 2010, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2010 of ¥1,250 per share or in the aggregate amount of ¥253,355 thousand.

On June 28, 2011, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2011 of ¥1,500 per share or in the aggregate amount of ¥304,026 thousand.

On November 8, 2011, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2011 of ¥1,500 per share or in the aggregate amount of ¥304,026 thousand.

On June 27, 2012, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2012 of ¥1,750 per share or in the aggregate amount of ¥354,697 thousand ($3,767 thousand).

On November 8, 2012, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2012 of ¥1,750 per share or in the aggregate amount of ¥354,697 thousand ($3,767 thousand).

The forementioned cash dividends per share were based on the share before stock split conducted on October 1, 2012.

Stock Option Plans
On May 26, 2011, IIJ’s board of directors resolved to introduce stock compensation –type stock options for executive officers of IIJ. On June 28, 2011, IIJ’s ordinary general meeting of shareholders approved the introduction of stock compensation-type stock options for directors of IIJ. Stock compensation-type stock options, which are stock acquisition right entitling holders to acquire shares upon exercise, at an exercise price of one yen per share, were allocated to directors and executive officers as a substitute for the retirement allowance plan for them and to further promote their motivation and incentives to contribute to the enhancement of the mid- to long- term continuous business performance and corporate value.

The stock acquisition rights become exercisable after a service period of one year and are exercisable up to 29 years from the date of vested.  The stock acquisition rights may be exercised only within 10 days from the day immediately following the day on which the person loses his or her position as either a director or an executive officer.  On July 14, 2011, IIJ granted 138 stock options to directors and executive officers. The fair value per option at the date of grant was ¥259,344.

On July 13, 2012, IIJ granted 130 stock options which were the same type of options granted in 2011 to directors and executive officers. The fair value per option at the date of grant was ¥318,562 ($3,383).

The fair value of stock acquisition rights used to recognize compensation expense for the fiscal year ended March 31, 2012 and 2013 were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2012	2013
Assumptions:
Risk-free interest rate	1.614%	1.298%
Expected lives (years)	15	15
Expected volatility	59.892%	57.020%
Expected dividends	0.924%	0.893%

A summary of the activities regarding the stock acquisition rights plan for the year ended March 31, 2012 and 2013 are as follows:

			Yen	Years	Thousands of Yen	Thousands of U.S. Dollars
	Number of Options	Number of Shares	Exercise Price	Remaining Life	Total Intrinsic Value	Total Intrinsic Value

Unexercised options outstanding—March 31, 2011	－	－	－
Granted	138	27,600	1
Exercised	－	－	－
Forfeited or expired	－	－	－
Unexercised options outstanding—March 31, 2012	138	27,600	1
Granted	130	26,000	1
Exercised	－	－	－
Forfeited or expired	－	－	－
Unexercised options outstanding—March 31, 2013	268	53,600	1

Exercisable options—March 31, 2013	138	27,600	1	28.29	¥89,672	$952
Expected to vest after July 13, 2013	130	26,000	1	29.29	¥84,474	$897

*Due to the effect of the stock split conducted on October 1, 2012, grantees of options can purchase 200 shares by exercising one option.

The Company recognized compensation expense on a straight-line basis over the requisite service period. The Company recognized ¥26,843 thousand and ¥40,007 thousand ($425 thousand) as compensation expense for the fiscal years ended March 31, 2012 and 2013, respectively. The unrecognized expense of ¥10,353 thousand ($110 thousand)  is expected to be recognized over next 3 months.

IIJ acquired additional shares issued by Trust Networks for ¥589,950 thousand during the fiscal year ended March 31, 2011. During the fiscal year ended March 31, 2012, IIJ acquired noncontrolling interests of GDX for ¥5 thousand, and GDX became a wholly owned subsidiary of IIJ. IIJ also acquired additional shares issued by Trust Networks for ¥300,000 thousand during the fiscal year ended March 31, 2012. IIJ had owned controlling interests of both subsidiaries, and the decrease in IIJ’s shareholders ownership interest due to the acquisitions of the additional shares were accounted for as capital transactions in accordance with ASC Topic 810-10-65, “Consolidation―Noncontrolling Interests in Consolidated Financial Statements―an amendment of ARB No. 51.”

Net income attributable to IIJ’s shareholders and transfers to the noncontrolling interests
The following schedule represents the effects of changes in IIJ’s ownership interest in its subsidiaries in the Company’s shareholder’s equity for the years ended March 31, 2011, 2012 and 2013.

	Thousands of Yen			Thousands of U.S. Dollars
	2011	2012	2013	2013

Net income attributable to IIJ	¥3,203,368	¥3,640,963	¥5,300,654	$56,294
Transfers to the noncontrolling interests
Decrease in additional paid-in capital for purchase of Trust Networks and GDX common shares	(147,346)	(85,437)	－	－

Change from net income attributable to IIJ and transfers to noncontrolling interests	¥3,056,022	¥3,555,526	¥5,300,654	$56,294

15.	OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Thousands of Yen
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount

Year ended March 31, 2011:
Foreign currency translation adjustments	¥(43,435)	－	¥(43,435)
Unrealized holding gain (loss) on securities:
Amount arising during the period	(53,702)	¥22,018	(31,684)
Less: Reclassification adjustments for gains included in net income	(77,570)	31,803	(45,767)
Recognition of tax expense	－	(167,634)	(167,634)
Net unrealized holding gain (loss) during the period	(131,272)	(113,813)	(245,085)
Defined benefit pension plans:
Amount arising during the period	(3,324)	1,363	(1,961)
Less: Reclassification adjustments for losses included in net income	6,685	(2,741)	3,944
Release of deferred tax asset valuation allowance	－	32,634	32,634
Net defined benefit pension plans	3,361	31,256	34,617

Other comprehensive loss	¥(171,346)	¥(82,557)	¥(253,903)

Year ended March 31, 2012:
Foreign currency translation adjustments	¥(9,539)	－	¥(9,539)
Unrealized holding gain (loss) on securities:
Amount arising during the period	56,384	¥(20,242)	36,142
Less: Reclassification adjustments for losses included in net income	91,064	(37,336)	53,728
Other		12,875	12,875
Net unrealized holding gain (loss) during the period	147,448	(44,703)	102,745
Defined benefit pension plans:
Amount arising during the period	(39,083)	14,030	(25,053)
Less: Reclassification adjustments for gains included in net income	(12,263)	5,711	(6,552)
Net defined benefit pension plans	(51,346)	19,741	(31,605)

Other comprehensive income (loss)	¥86,563	¥(24,962)	¥61,601

	Thousands of Yen
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Year ended March 31, 2013:
Foreign currency translation adjustments	¥90,014	－	¥90,014
Unrealized holding gain (loss) on securities:
Amount arising during the period	380,637	¥(136,649)	243,988
Less: Reclassification adjustments for losses included in net income	19,788	(7,579)	12,209
Other		324	324
Net unrealized holding gain (loss) during the period	400,425	(143,904)	256,521
Defined benefit pension plans:
Amount arising during the period	(92,808)	33,319	(59,489)
Less: Reclassification adjustments for losses included in net income	369	(132)	237
Net defined benefit pension plans	(92,439)	33,187	(59,252)

Other comprehensive income (loss)	¥398,000	¥(110,717)	¥287,283

	Thousands of U.S. Dollars
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Year ended March 31, 2013:
Foreign currency translation adjustments	$956	－	$956
Unrealized holding gain (loss) on securities:
Amount arising during the period	4,042	$(1,451)	2,591
Less: Reclassification adjustments for losses included in net income	210	(80)	130
Other		3	3
Net unrealized holding gain (loss) during the period	4,252	(1,528)	2,724
Defined benefit pension plans:
Amount arising during the period	(986)	354	(632)
Less: Reclassification adjustments for gains included in net income	4	(1)	3
Net defined benefit pension plans	(982)	353	(629)

Other comprehensive income (loss)	$4,226	$(1,175)	$3,051

The components of accumulated other comprehensive income (loss) at March 31, 2012 and 2013 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2012	2013	2013

Foreign currency translation adjustments	¥(134,163)	¥(44,129)	$(469)
Unrealized holding gain on securities	238,696	495,217	5,259
Defined benefit pension plans	(128,066)	(187,318)	(1,989)

Total	¥(23,533)	263,770	$2,801

16.	BASIC AND DILUTED NET INCOME PER COMMON SHARE

Basic and diluted net income attributable to Internet Initiative Japan Inc. per common share computation for three years ended March 31, 2011, 2012 and 2013 is as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2011	2012	2013	2013

Numerator―
Net income attributable to Internet Initiative Japan Inc.―basic and diluted	¥3,203,368	¥3,640,963	¥5,300,654	$56,294

	Number of Shares
	2011	2012	2013
Denominator:
Weighted-average common shares outstanding―basic	40,528,800	40,536,800	40,536,800
Dilutive effect of stock options		19,600	35,800
Weighted-average common shares outstanding―diluted	40,528,800	40,556,400	40,572,600

	Yen			U.S. Dollars
	2011	2012	2013	2013

Basic net income attributable to Internet Initiative Japan Inc. per common share	¥79.04	¥89.82	¥130.76	$1.39

Diluted net income attributable to Internet Initiative Japan Inc. per common share	¥79.04	¥89.78	¥130.65	$1.39

  *Figures shown above are retroactively adjusted to reflect a 1:200 stock split conducted on October 1, 2012.

For the year ended March 31, 2011, potentially dilutive shares were excluded from the computation of diluted net income attributable to Internet Initiative Japan Inc. because the exercise prices of the options were greater than the average market price of the common shares.

Diluted net income attributable to Internet Initiative Japan Inc. per share does not include the effects of the following potential common shares:

	Year Ended March 31
	2011	2012	2013

Shares issuable under stock options	295,000	－	－

 *Figures shown above are retroactively adjusted to reflect a 1:200 stock split conducted on October 1, 2012.

17.	COMMITMENTS AND CONTINGENT LIABILITIES

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

In May 2006, January 2007 and January 2008, IIJ made agreements (three agreements in total) for investing in funds which invest in mainly unlisted stocks with an investment advisory company. IIJ committed to provide up to $5 million for each fund ($15 million in total) upon the request of the fund until June 30, 2020. IIJ has provided a total of $11.7 million to them as of March 31, 2013. The amounts invested in their funds were recorded as other investments in the Company’s consolidated balance sheets.

18.	FINANCIAL INSTRUMENTS

Fair Value—In the normal course of business, the Company invests in financial assets. To estimate the fair value of those financial assets, the Company used quoted market prices to the extent that they were available. Where a quoted market price is not available, the Company estimates fair value using primarily the discounted cash flow method. For certain financial assets and liabilities, such as trade receivables and trade payables, which are expected to be collected and settled within one year, the Company assumed that the carrying amount approximates fair value due to their short maturities. Investment for which it is not practicable to estimate fair value primarily consists of investments in a number of unaffiliated and unlisted smaller sized companies and the estimate of their fair values cannot be made without incurring excessive costs. Refundable insurance policies are carried at cash surrender value. The carrying amounts for long-term borrowings with variable rates approximate their fair values. The carrying amounts and fair value of financial instruments are summarized below:

	Thousands of Yen				Thousands of U.S. Dollars
	2012		2013		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other investments for which it is:
Practicable to estimate fair value	¥860,914	¥860,914	¥1,309,923	¥1,309,923	$13,912	$13,912
Not practicable	2,077,232	－	2,461,339	－	26,140	－
Noncurrent refundable insurance policies (other assets)	63,282	63,282	64,020	64,020	680	680

Cash and cash equivalents were classified as Level 1 instruments and short-term and long-term borrowings were classified as Level 2 instruments.

Other investments for which it is practicable to estimate fair value are available-for-sales equity securities disclosed in Note 4.

Other investments for which it is not practicable to estimate fair value were comprised of non-marketable equity securities of ¥1,141,761 thousand and investments in funds of ¥935,471 thousand as of March 31, 2012 and non-marketable equity securities of ¥1,121,444 thousand ($11,910 thousand) and investments in funds of ¥1,339,895 thousand ($14,230 thousand) as of March 31, 2013.

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

Level 1―	Inputs are quoted prices in active markets for identical assets or liabilities
Level 2―
Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical  or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3―
Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

There were no transfers between Level 1 and Level 2 for the years ended March 31, 2012 and 2013.

Assets Measured at Fair Value on a Recurring Basis

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2012 and 2013, respectively, consistent with the fair value hierarchy provisions of  ASC Topic 820.

	Thousands of Yen
				Total
March 31, 2012	Level 1	Level 2	Level 3	2012
Assets―
Available-for-sale securities―equity securities	¥860,914	－	－	¥860,914

	Thousands of Yen
				Total
March 31, 2013	Level 1	Level 2	Level 3	2013
Assets―
Available-for-sale securities―equity securities	¥1,309,923	－	－	¥1,309,923

	Thousands of U.S. Dollars
				Total
March 31, 2013	Level 1	Level 2	Level 3	2013
Assets―
Available-for-sale securities―equity securities	$13,912	－	－	$13,912

Available-for-sale securities are comprised of marketable securities, which are listed on Japan and Hong Kong securities market and are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Assets Measured at Fair Value on a Nonrecurring Basis

	Thousands of Yen
March 31, 2012	Level 1	Level 2	Level 3	Impairment Loss

Assets:
Non-marketable securities―equity securities	－	－	¥28,319	¥71,681
Trademark	－	－	155,000	37,000
	－	－	¥183,319	¥108,681

	Thousands of Yen
March 31, 2013	Level 1	Level 2	Level 3	Impairment Loss

Assets:
Non-marketable securities―equity securities	－	－	－	－
Trademark	－	－	¥107,000	¥48,000
	－	－	¥107,000	¥48,000

	Thousands of U.S. Dollars
March 31, 2013	Level 1	Level 2	Level 3	Impairment Loss

Assets:
Non-marketable securities―equity securities	－	－	－	－
Trademark	－	－	$1,136	$510
	－	－	$1,136	$510

In accordance with the provisions of ASC 325-20, “Investments―Other,” we review the carrying values of our investments when events and circumstances warrant. This review requires the comparison of the fair values of our investments to their respective carrying values.

Non-marketable equity securities with a carrying amount of ¥100,000 thousand, which was included in other investments in the balance sheets, were written down to the fair value of ¥28,319 thousand, resulting in an other-than-temporary impairment charge of ¥71,681 thousand, which was  included in earnings for the year ended  March 31, 2012. All impaired non-marketable investments were classified as Level 3 instruments and the Company used unobservable inputs to value these investments.  The fair value was determined as a result of considering various unobservable inputs, including expectation of future income of the investees, net asset value of the investees, and material unrealized losses to be considered in assets and liabilities held by the investees.

The trademark right related to hi-ho with a carrying amount of ¥192,000 thousand was written down to fair value of ¥155,000 thousand, resulting in impairment charge of ¥37,000 thousand, which was included in the Company’s statement of income for the year ended March 31, 2012 and was written down to fair value of  ¥107,000 thousand ($1,136 thousand), resulting in impairment charge of ¥48,000 thousand ($510 thousand), included in the Company’s statement of income for the year ended March 31, 2013. The impaired trademark was classified within Level 3 as the Company used unobservable inputs such as expected future income to value the trademark.

With regards to Level 3 valuations, our valuation team (accounting and financing managers) decides the methodologies and performs the valuation of each instrument. We use third-party valuation firms to conduct the valuation of certain instruments, if necessary. Detailed reviews of the methodologies in valuations and the reasonableness of the valuations (including those performed by third parties) are performed by the chief financial officer.

The following table presents information relating to the significant unobservable inputs of the Company’s Level 3 non-recurring measurements.

	Thousands of Yen
March 31, 2012	Fair value	Valuation technique	Unobservable inputs	Range

Trademark	¥155,000	Relief from	Discount Rate	7.8%
		royalty method	Royalty rate	0.4%

	Thousands of Yen				Thousands of U.S. Dollars
March 31, 2013	Fair value	Valuation technique	Unobservable inputs	Range	Fair value

Trademark	¥107,000	Relief from	Discount Rate	7.5%	$1,136
		royalty method	Royalty rate	0.3%

20.	BUSINESS SEGMENTS

The operating segments reported below are those for which segment-specific financial information is available. Accounting policies used to determine segment profit/loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP. The Company’s management uses this financial information to make decisions on the allocation of resources and to evaluate business performance.

Network service and systems integration business segment comprises revenues from network services, systems integration and equipment sales.

ATM operation business segment comprises revenues from the ATM operation business.

Revenues:

	Thousands of Yen			Thousands of U.S. Dollars
	2011	2012	2013	2013
Network service and systems integration business:
Customers	¥81,901,632	¥95,990,449	¥103,928,400	$1,103,742
Intersegment	455,230	506,030	558,753	5,934
Total	82,356,862	96,496,479	104,487,153	1,109,676
ATM operation business:
Customers	516,574	1,324,156	2,320,086	24,640
Intersegment	－	－	－	－
Total	516,574	1,324,156	2,320,086	24,640

Elimination	455,230	506,030	558,753	5,934
Consolidated total	¥82,418,206	¥97,314,605	¥106,248,486	$1,128,382

Segment Profit or Loss:

	Thousands of Yen			Thousands of U.S. Dollars
	2011	2012	2013	2013

Operating income (loss):
Network service and systems integration business	¥4,812,926	¥6,631,476	¥7,629,435	$81,026
ATM operation business	(642,877)	(194,264)	239,035	2,539
Elimination	29,007	83,729	115,828	1,230
Consolidated total	¥4,141,042	¥6,353,483	¥7,752,642	$82,335

Segment Assets:

	Thousands of Yen		Thousands of U.S. Dollars
	2012	2013	2013

Segment assets:
Network service and systems integration business	¥71,749,633	¥79,958,814	$849,180
ATM operation business	1,743,613	2,152,452	22,860
Elimination
Consolidated total	¥73,493,246	¥82,111,266	$872,040

Other significant items:

	Thousands of Yen			Thousands of U.S. Dollars
	2011	2012	2013	2013

Depreciation and amortization:
Network service and systems integration business	¥5,777,683	¥7,006,576	¥7,178,397	$76,236
ATM operation business	38,351	137,055	329,411	3,499
Consolidated total	¥5,816,034	¥7,143,631	¥7,507,808	$79,735

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

There has been no revenue from transactions with a single external customer amounting to 10% or more of the Company’s revenues for the year ended March 31, 2011. Revenue from one customer, which is IBM Japan, Ltd., of the Company’s network service and system integration business segment represents ¥14,396,722 thousand and ¥13,456,203 thousand ($142,908 thousand) for the years ended March 31, 2012 and  2013, respectively, of the Company’s consolidated revenue.

21.	ADVERTISING EXPENSES

Advertising expenses incurred during the years ended March 31, 2011, 2012 and 2013 related primarily to advertisements in magazines, journals and newspapers and amounted to ¥406,910 thousand, ¥563,051 thousand and ¥671,260  thousand ($7,129  thousand), respectively.

22.	RELATED PARTY TRANSACTIONS

NTT and its subsidiary own 29.4% of IIJ's outstanding common shares and 29.9% of IIJ's voting shares as of March 31, 2013.

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

The amounts of balances as of March 31, 2012 and 2013 and transactions of the Company with NTT and its subsidiaries for the each of the three years in the period ended March 31, 2013, are summarized as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2011	2012	2013	2013
Accounts receivable	－	¥191,925	¥171,909	$1,826
Accounts payable	－	1,800,922	1,578,969	16,769
Revenues	991,465	895,189	880,079	9,347
Costs	14,949,352	14,225,717	14,966,177	158,944

As for balances and transactions with equity method investees, refer to Note 6, “Investments in Equity Method Investees.”

23.	SUBSEQUENT EVENTS

On June 26, 2013, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2013 of ¥10 ($0.11) per share or in the aggregate amount of ¥405,368 thousand ($4,305 thousand).

* * * * * *