Form 20-F/A
period 2013-03-31
INTERNET INITIATIVE JAPAN INC
filed 2013-07-26
CIK 1090633

As filed with the Securities and Exchange Commission on July 26, 2013
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F/A
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
Yes [  ]     No [x]

EXPLANATORY NOTE

This Amendment to the Annual Report on Form 20-F for the fiscal year ended March 31, 2013, which was filed on June 28, 2013, is being filed for the purpose of correcting a single clerical human error by a printer.

Although the original Form 20-F audited and signed by Deloitte Touche Tohmatsu LLC contains the correct number, the filed document contains the incorrect number.

The incorrect number was within Note 12, "Income Taxes" on page F-35. The incorrect number was provided for the "Total" row under the "Others" column in within the table presenting amounts in U.S. Dollars. The number "38,935" has been corrected to "39,343."

Additionally, this Amendment is being filed for furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

No other changes have been made to the Form 20-F. This Amendment speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures or exhibits made in the original Form 20-F or subsequent amendments, other than as stated above.

Item 19. Exhibits

Exhibit Number	Description of Document

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*
XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Internet Initiative Japan Inc.

By:	/s/ Koichi Suzuki
	Name:	Koichi Suzuki
	Title:	Chairman, Chief Executive Officer
and Representative Director

Date: July 26, 2013