Form 20-F
period 2014-03-31
INTERNET INITIATIVE JAPAN INC
filed 2014-07-16
CIK 1090633

As filed with the Securities and Exchange Commission on July 16, 2014
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2014
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
Iidabashi Grand Bloom, 2-10-2 Fujimi, Chiyoda-ku, Tokyo 102-0071 Japan
(Address of Principal Executive Offices)
Natsuko Kiyoshi, +81-3-5205-6500, +81-3-5205-6311,
Iidabashi Grand Bloom, 2-10-2 Fujimi, Chiyoda-ku, Tokyo 102-0071 Japan
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
As of March 31, 2014, 46,697,800 shares of common stock were outstanding, including 1,224,095 shares represented by an aggregate of 2,448,190 American Depositary Shares.
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
References in this annual report to “yen” or “¥” are to Japanese yen, references to “U.S. dollars” or “$” are to United States dollars and references to “British pound” are to United Kingdom pounds sterling.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A. Selected Financial Data

The following tables include selected historical financial data as of and for each of the fiscal years ended March31, 2010, 2011, 2012, 2013 and 2014. The data in the table is derived from our audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm. You should read the selected consolidated financial data together with Item 5. “Operating and Financial Review and Prospects” of this annual report on Form 20-F and our consolidated financial statements and the notes to our consolidated financial statements beginning on page F-1.

	As of and for the fiscal year ended March 31,
	2010	2011	2012	2013	2014	2014
	(millions of yen, except per share and ADS data)					(thousands of U.S. dollars, except per share and ADS data (1) )
Statement of Income Data:
REVENUES:
Network services:
Internet connectivity services (corporate use)	¥13,847	¥14,005	¥14,707	¥16,027	¥16,585	$161,052
Internet connectivity services (home use)	6,854	6,525	5,717	5,466	6,025	58,502
WAN services	2,553	16,100	25,667	25,168	25,006	242,823
Outsourcing services	13,718	15,032	17,319	18,571	19,670	191,009
Total	36,972	51,662	63,410	65,232	67,286	653,386
Systems integration:
Systems construction	11,354	11,937	11,997	15,825	18,673	181,333
Systems operation and maintenance	18,717	17,507	19,472	21,380	23,796	231,073
Total	30,071	29,444	31,469	37,205	42,469	412,406
Equipment sales	756	796	1,112	1,491	1,690	16,413
ATM operation business	207	516	1,324	2,320	2,827	27,450
Total revenues	68,006	82,418	97,315	106,248	114,272	1,109,655

COSTS AND EXPENSES:
Cost of network services	30,533	41,678	49,985	50,692	53,046	515,108
Cost of systems integration	21,904	22,467	24,979	30,425	36,510	354,538
Cost of equipment sales	649	683	980	1,318	1,527	14,824
Cost of ATM operation business	964	1,000	1,382	1,959	2,123	20,617
Total costs	54,050	65,828	77,326	84,394	93,206	905,087
Sales and marketing	5,405	6,616	7,947	8,059	8,548	83,003
General and administrative	4,826	5,479	5,300	5,632	6,374	61,896
Research and development	313	354	389	410	421	4,092
Total costs and expenses	64,594	78,277	90,962	98,495	108,549	1,054,078
OPERATING INCOME	3,412	4,141	6,353	7,753	5,723	55,577

OTHER INCOME (EXPENSES):
Dividend income	20	44	48	47	51	495
Interest income	29	23	35	26	27	260
Interest expense	(306)	(268)	(299)	(287)	(256)	(2,489)
Other — net	(296)	(106)	(161)	218	730	7,090
Other income (expenses) — net	(553)	(307)	(377)	4	552	5,356

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	2,859	3,834	5,976	7,757	6,275	60,933
INCOME TAX EXPENSE	1,132	956	2,525	2,608	1,795	17,433
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	159	123	124	168	204	1,981
NET INCOME	1,886	3,001	3,575	5,317	4,684	45,481
LESS: NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	348	202	66	(16)	(242)	(2,344)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥2,234	¥3,203	¥3,641	¥5,301	¥4,442	$43,137

	As of and for the fiscal year ended March 31,
	2010	2011	2012	2013	2014	2014
	(millions of yen, except per share and ADS data)					(thousands of U.S. dollars, except per share and ADS data (1) )
Per Share and ADS Data:
Basic net income attributable to IIJ per common share (2)	¥55.15	¥79.04	¥89.82	¥130.76	¥100.26	$0.97
Diluted net income attributable to IIJ per common share (2)	55.15	79.04	89.78	130.65	100.14	0.97
Basic net income attributable to IIJ per ADS equivalent	27.58	39.52	44.91	65.38	50.13	0.49
Diluted net income attributable to IIJ per ADS equivalent	27.58	39.52	44.89	65.33	50.07	0.49

Cash dividends declared per share:
Japanese Yen(2)	¥11.25	¥13.75	¥16.25	¥18.75	¥22.00
U.S. Dollars (2) (3)	$0.12	$0.17	$0.20	$0.22	$0.21
Basic weighted average number of shares (2)	40,508,800	40,528,800	40,536,800	40,536,800	44,306,680
Diluted weighted average number of shares (2)	40,508,800	40,528,800	40,556,400	40,572,600	44,361,083
Basic weighted average number of ADS equivalents (thousands)	81,018	81,058	81,074	81,074	88,613
Diluted weighted average number of ADS equivalents (thousands)	81,018	81,058	81,113	81,145	88,722

Balance Sheet Data:
Cash and cash equivalents	¥8,764	¥13,314	¥13,537	¥12,259	¥22,421	$217,723
Total assets (4)	52,096	71,473	73,493	82,111	103,867	1,008,609
Short-term borrowings	4,450	13,430	9,000	9,400	9,400	91,280
Long-term borrowings, including capital lease obligations:
Current portion	2,730	2,788	4,007	4,515	4,733	45,961
Noncurrent portion	3,658	3,627	6,731	6,350	4,603	44,701
Common stock	16,834	16,834	16,834	16,834	25,497	247,592
Total IIJ shareholders’ equity	27,320	29,652	32,688	37,607	59,912	581,785

Operating Data:
Capital expenditures, including capitalized leases (5)	¥5,584	¥6,752	¥10,917	¥10,405	¥12,560	$121,968

Operating margin ratio (6)	5.0%	5.0%	6.5%	7.3%	5.0%

Net cash provided by (used in):
Operating activities	¥9,621	¥12,564	¥11,659	¥9,639	¥8,787	$85,326
Investing activities	(3,788)	(13,493)	(5,954)	(5,946)	(10,203)	(99,075)
Financing activities	(7,238)	5,521	(5,464)	(4,996)	11,382	110,525
_________________
(1)
The U.S. dollar amounts represent translation of yen amounts at the rate of ¥102.98 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2014.

(2)
We conducted a 1 to 200 stock split on common stock with an effective date of October 1, 2012. The figures for the fiscal years ended March 31, 2010, 2011, 2012 and 2013 are retroactively adjusted to reflect the stock split.

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

	For the fiscal year ended March 31,
	2010	2011	2012	2013	2014
	(millions of yen)
Capital expenditures:
Acquisition of assets by entering into capital leases	¥2,330	¥2,913	¥4,750	¥4,816	¥3,436
Purchases of property and equipment	3,254	3,839	6,167	5,589	9,124
Total capital expenditures	¥5,584	¥6,752	¥10,917	¥10,405	¥12,560

Exchange Rates

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar will affect the U.S. dollar and other currency equivalent of the yen price of IIJ shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of IIJ ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥102.98 per U.S. $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2014. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

The following table presents the noon buying rates for Japanese yen per U.S. $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal year ended March 31, (1)	High	Low	Average(2)	Period-end
2010	¥100.71	¥86.38	¥92.51	¥93.40
2011	94.68	78.74	85.02	82.76
2012	85.26	75.72	78.83	82.41
2013	96.16	77.41	82.96	94.16
2014	105.25	92.96	100.46	102.98

Calendar year 2014
January	¥104.87	¥102.20	¥103.76	¥102.28
February	102.71	101.11	102.13	102.08
March	103.38	101.36	102.34	102.98
April	103.94	101.43	102.46	102.14
May	102.34	101.26	101.77	101.77
June	102.69	101.28	102.06	101.28

_____________________
(1)	Exchange rate refers to the foreign exchange rate as set forth in the H.10 statistical release and historical data of the Board of Governors of the Federal Reserve System.

(2)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.

The noon buying rate on June 30, 2014 was ¥101.28 per $1.00.

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

Our business is principally conducted in Japan and most of our revenues are from customers operating in Japan. If the Japanese economy deteriorates and that results in significantly lower levels of network and systems related investment and expenditures, corporate customers may respond to such conditions by prioritizing low prices over quality, or we may experience severe price reduction pressure and/or cancellation of large accounts. Such conditions may also make it difficult to maintain our current level of revenues and profit, or achieve our expected revenues and profits, or payout our target dividends.

In addition to factors related to general economic conditions in Japan, we may not be able to maintain our current level of revenues and profits or achieve our expected levels of revenues and profits due to several other factors, including, but not limited to:

•
a decrease in revenues from our Internet connectivity services for corporate, Wide Area Network (“WAN”) services, and outsourcing services if, for example, we fail to offer competitive services and solutions, if service prices fall dramatically, or if we experience cancellations especially in large accounts, due, for example, to severe price competition, continued demand by corporate users to cut costs, or a decrease in customers’ needs for network usage,

•
a decrease or weaker than expected growth in our Internet connectivity services for home use revenues, due, for example, to tough competition regarding customer acquisition and service price, especially for our Long Term Evolution (“LTE”) Internet connectivity services for which we offer LTE SIM cards, or a failure to keep up with rapidly changing market trends and consumer requirements,

•
a decrease or weaker than expected growth in our systems construction revenues and lower margins if, for example, we fail to successfully differentiate our technical skills from those of our competitors, if corporate customers put off placing orders with us, if we fail to hire adequate employees or outsourcing resources to complete system construction projects appropriately, if we have serious troubles or problems in certain systems construction projects which may become unprofitable or incur losses, especially for large-scale projects, or if we pursue unprofitable construction projects in order to, for example, gain greater business opportunities, and to acquire systems operation and maintenance profit in the future,

•
a decrease or weaker than expected growth in our systems operation and maintenance revenue if, for example, the number and the size of systems construction projects which contain continuous systems operation and maintenance decrease or do not increase largely, or if our cloud computing services revenues do not grow as anticipated. Also, we may have cancellations or reductions in current systems operation and maintenance revenue due, for example, to severe price reduction requirements, especially for large-scale projects, customers’ intention to reduce or eliminate their systems, or if we have serious troubles or problems in the systems operation and maintenance phase,

•
an inability to achieve anticipated revenue growth for our cloud computing services, in which we have been continuously investing in facilities such as some portion of our data centers, servers, storages, software and other equipment if, for example, we fail to successfully differentiate our services from those of our increasing number of competitors, if we have serious system troubles and interruptions with our cloud computing services that damage our credibility or cause customers to question the reliability of our services, or if market prices for the services fall dramatically due, for example, to severe price competition, or if we experience sudden cancellations of contracts and/or a sudden sales slump especially in large accounts, such as occurred in the fiscal year ended March 31, 2014, which contributed to our decision to lower our financial target for that year, or if Japanese companies strongly maintain their current systems and fail to adopt cloud computing services to the extent currently anticipated,

•
an inability to achieve anticipated revenue growth for our overseas business, in which we have been newly investing in overseas subsidiaries, facilities and increasing staff, if, for example, we fail to offer competitive services and solutions, if our domestic customers reduce their overseas business and/or refrain from operating overseas business, if we fail to develop a customer base for our overseas business, if we fail to successfully work with local business partners, or if we fail to adequately control overseas subsidiaries and comply with necessary regulations, due, for example, to our lack of experience in operating overseas business, our limited brand recognition overseas,

•
an unexpected level of increase in costs such as for our internet backbone, our Mobile Virtual Network Operator (“MVNO”) interconnection or our cloud computing services due, for example, to an increased traffic volume of Internet and mobile connectivity and an increase in demands for leasing such infrastructure, an unexpected level of increase in expenses and investments such as for　research and development, back-office systems and other similar investments which we may be forced to make in the future in order to remain competitive, and an unexpected level of increase in amortization and depreciation, loss on disposal, or loss due to obsolescence,

•
a decline in the profitability of network services and systems integration if, for example, we invest in and contract more network capacity including service facilities than we actually require to serve our customers,　or if we experience an unexpected level of increase in electricity prices,

•
an unexpected level of increase in personnel and outsourcing costs as well as operating costs and expenses if, for example, we fail to manage personnel and outsourcing resources effectively, if we fail to raise enough revenue to cover these costs and expenses, or if we experience a shortage of human resources in the market. As for our overall personnel costs, they are continuously increasing year over year as we acquire new employees in addition to the regular annual pay raise for existing employees

•
an unexpected level of increase in SG&A expenses, such as personnel-related expenses, office rent-related expenses, sales commission expenses, and advertising expenses in conjunction with our expected, planned or continued business expansion,

•
the recording of an impairment loss on current and future intangible assets, which are recognized in relation to any mergers and acquisitions, that are subject to amortization, such as customer relationships, and/or are not subject to amortization, such as goodwill, as a result of an impairment test,

•	the recording of foreign exchange gain and/or loss such as for our U.S. dollars and British pounds denominated bank deposits, other overseas assets and liabilities related to our overseas business,

•	the recording of impairment losses on available-for-sale securities, nonmarketable equity securities and funds,

•	the decline in the value and trading volume of our holding of available-for-sale securities from which we expect gains on sale,

•
a negative effect on our revenues and profits if our consolidated subsidiaries and/or equity method investees including newly established ones cannot achieve our expected levels of revenues or manage costs and expenses in a timely and adequate manner, and

•	a negative effect on our credibility, corporate image, or revenues and profits if we are unable to provide our services without interruption to customers due, for example, to power supply shortage.

Please see Item 5, “Operating and Financial Review and Prospects” for more detailed information concerning our operations and other results.

We may not be able to compete effectively, especially against competitors with greater financial, marketing and other resources.

The major competitors of our network services are major telecommunications carriers such as NTT Communications Corporation (“NTT Communications”) and KDDI Corporation (“KDDI”). Price competition for Internet connectivity services, outsourcing services, and WAN services has been severe. This competition may adversely affect our revenues and profitability and may make it difficult for us to retain existing customers or attract new customers. The major competitors of our systems integration business are systems integrators, such as NEC Corporation, Fujitsu Limited, NTT Data Corporation and their affiliates. Our major competitors have the financial resources to reduce prices in an effort to gain market share. There is strong competition among systems integrators that may adversely affect our revenues and profitability. Even though the NTT Group, which is comprised of companies such as Nippon Telegraph and Telephone Corporation (“NTT”) and NTT Communications, is IIJ's largest shareholder, we plan to continue to operate the Company separately and independently from the NTT Group, and will therefore continue to compete with the NTT Group.

It is anticipated that cloud computing services for corporations should become widely used in Japan in the medium term. In addition to the competitors listed above, global players such as Amazon.com, Inc. have been aggressively expanding their business and may put additional business resources into the cloud computing business which may lead to strong competition, including price competition, in Japan. If we fail to successfully differentiate our services and solutions from these competitors, we may not be able to achieve expected future revenue and profit levels, or we may not recoup our investments in cloud computing services, which may adversely affect our financial condition and results of operations.

We are enhancing our indirect sales channels with partnership programs, although currently our sales channels with respect to SMEs (Small and Medium Enterprises) and the consumer market are not as strong as those of our established and well recognized larger competitors.

Our competitors have advantages over us, including, but not limited to:

•	substantially greater financial resources, more extensive and well-developed marketing and sales networks,

•	a larger pool of technology human resources including application development engineers,

•	higher brand recognition among consumers and corporate customers,

•	larger customer bases, and

•	more diversified operations which allow profits from some operations to support operations with lower profitability.

With these advantages, our competitors may be better able to:

•	sustain downward pricing pressure, including pressure on low-price Internet connectivity services offered to corporate customers, which are our target customers,

•	develop, market and sell their services,

•	adapt quickly to new and changing technologies,

•	obtain new customers, and

•	aggressively pursue mergers and acquisitions to enlarge their customer base and market share.

Our investment in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely.

We have been investing in new businesses and developing new services. Capital expenditures including capitalized leases and depreciation and amortization expenses for property and equipment are increasing along with our business expansion efforts. Capital expenditures including capitalized leases and depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2012, 2013 and 2014 were ¥10.9 billion, ¥10.4 billion and ¥12.6 billion, respectively, and ¥6.5 billion, ¥7.0 billion and ¥8.4 billion, respectively. If our investment returns are not realized in the future, our investments may become obsolete, which may adversely affect our financial condition and results of operations.

We are investing heavily in our cloud computing services and infrastructure as the cloud computing services market in Japan is anticipated to grow over the medium term. Revenues for our cloud computing services for the fiscal years ended March 31, 2012, 2013 and 2014 were approximately ¥3.1 billion, ¥6.2 billion and ¥9.8 billion, respectively. Currently, most of our cloud computing customers are Japanese enterprise. The capital expenditures, including capitalized leases, related to our domestic cloud computing services for the fiscal years ended March 31, 2012, 2013 and 2014 were approximately ¥4.3 billion, ¥2.3 billion, and ¥3.7 billion, respectively. As we expand our cloud computing services capabilities in order to meet the increasing demand, we will need to acquire more servers, network equipment and data center facilities, as well as human resources. We have doubled the capacity of our container-based module type data center in Matsue in November 2013 to meet growing demands. We anticipate we can leverage our strong customer base and our  engineering skills to further expand our cloud computing related services; however, if the expansion of the cloud computing market does not proceed as its expected pace or takes longer than expected, if we face troubles in providing cloud computing services which damage our credibility or lead customers to question the reliability of our services, if we fail in our marketing strategy and fail to introduce cloud service line-ups that are superior to our competitors and promote business enterprises’ cloud usage, if we invest more than customers demand, if severe price competition occurs, or if we should need more human resources and incur unexpected additional costs, we may not be able to achieve the returns or benefits we expect or we may need to increase the amount of our investments.

We plan to increase our investment in the bank automated teller machines (“ATM”) operation business by increasing the number of ATMs we place. If our ATM operation business does not proceed as planned, we may lose all or part of our investment in this business which may adversely affect our financial condition and results of operations. For more detailed risks pertaining to our ATM operation business, please refer to the risk described in “Our investments in our subsidiaries and equity method investees may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

We have been enhancing our overseas business developments mainly to meet the range of IT network needs of our Japanese customers operating abroad since the fiscal year ended March 31, 2012. The revenue from our overseas business for the fiscal years ended March 31, 2013 and 2014 was approximately ¥3.6 billion and ¥4.1 billion, respectively. Although our overseas revenue is still small, if, for example, we fail to acquire enough qualified personnel, if we fail to offer competitive services and solutions, if we fail to develop customer base for our overseas business, or if we invest and contract more network capacity and service facilities than we actually need to serve our customers, due, for example, to our lack of experience in operating overseas business, our limited brand recognition overseas, and change in our domestic customers’ overseas business expansion strategy and refrain from operating overseas business, we may not be able to achieve our expected levels of revenues and profits. Our overseas operating expenses and costs may increase due, for example, to commencement of cloud computing services, opening of new overseas subsidiaries, increasing employees, and investing in network facilities. Additionally, we may encounter difficulties in planning and managing operations due to unfavorable political or economic factors, such as cultural and religious conflicts, non-compliance with expected business conduct, local regulations and taxation laws, and a lack of adequate infrastructure. Moreover, changes in local regulations, policies, taxation laws, local regulations, business or investment permit approval requirements, foreign exchange controls, or the nationalization of assets or restrictions on the repatriation of returns from foreign investments in major markets and regions may affect our operating results. Also, a failure to maintain adequate controls to comply with regulations such as the U.S. Foreign Corrupt Practices Act may harm our reputation and adversary affect our financial results and business operation.

Other than the above, we will continue to invest in the development of new businesses and services to enhance our current businesses and services. However, there is no assurance that we can achieve the returns or benefits from the development of those businesses and services and this may adversely affect our financial condition and results of operations.

Our investments in our subsidiaries and equity method investees may not produce the returns we expect or may affect our results of operations and financial condition adversely.

In the past, we have invested in our group companies to expand our businesses and generate new businesses. As of June 30, 2014, we have 13 consolidated subsidiaries and six equity method investees. The financial performance of our consolidated subsidiaries directly affects our financial condition and results of operations and the financial performance of our equity method investees affects our financial condition and results of operations through our pro rata interest in our equity method investments. There can be no assurance that we will be able to maintain or enhance the value or the performance of such companies in which we have invested in or may invest in the future, or that we will achieve the returns or benefits from these investments. We may consider further reorganization of our group companies and there is no guarantee that we will be able to achieve the benefits that we expect from such reorganization. We may provide additional financial support in the form of loans, additional equity investments, guarantees, or leases in such companies. We may lose all or part of our investment relating to such companies if their value decreases as a result of their financial performance or if they go bankrupt. If our interests differ from those of other investors in entities over which we do not exercise control, we may not be able to realize synergies with the investees and it may adversely affect our financial condition and results of operations.

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

IIJ Global Solutions Inc. (“IIJ-Global”), which became our 100% owned consolidated subsidiary on September 1, 2010 after acquiring its stock from AT&T Japan LLC (“AT&T Japan”) for ¥9.2 billion, mainly provides WAN services. For the fiscal years ended March 31, 2013 and 2014, IIJ-Global had ¥25.4 billion and ¥25.6 billion in revenues ,respectively, and ¥1.8 billion and ¥0.8 billion in operating income, respectively. The operating income of IIJ-Global decreased mainly because of price cut from certain large customers when renewing their multiple-year contracts. If IIJ-Global cannot achieve our expected levels of revenues and profits, manage costs and expenses in a timely and adequate manner or incurs unexpected expenses, it may adversely affect our financial condition and results of operations. Intangible assets as of March 31, 2014 related to IIJ-Global were ¥4.7 billion, and if IIJ-Global cannot achieve its future expected revenue and profit, we may incur a substantial impairment loss on intangible assets which may adversely affect our financial condition and results of operations. Related to this acquisition, IIJ-Global entered into a Solutions Engagement Agreement with IBM Japan Ltd. (“IBM Japan”), IIJ-Global’s largest sales partner. This agreement, which establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, contains an indemnification for IIJ-Global to perform services, functions, responsibilities and others actions in the same way as when the company was a part of AT&T Japan. Failure to perform in this manner may adversely affect our financial condition and results of operations. Furthermore, IIJ-Global and the Company may damage their relationship with IBM Japan, which may indirectly adversely affect our financial condition and results of operations.

Trust Networks Inc. (“Trust Networks”), IIJ's consolidated subsidiary which was established in July 2007, is in charge of the ATM operation business. Trust Networks operates ATMs and the related network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 15, 2014, 855 ATMs were placed in locations such as Japanese pinball shops (“pachinko parlors”). As of March 31, 2014, IIJ has invested a total of ¥2.6 billion in Trust Networks (79.5% share ownership). For the fiscal years ended March 31, 2013 and 2014, the ATM operation business had ¥2.3 billion and ¥2.8 billion in revenues, respectively, and ¥0.2 billion and ¥0.6 billion in operating income, respectively. If Trust Networks is not able to introduce ATMs in accordance with its plan, does not record ATM withdrawal transactions as anticipated or incurs unexpected additional costs, its business expansion may take longer than planned and it may not be able to achieve its future expected revenue and profit, which may adversely affect our financial condition and results of operations. If the number of serviced ATMs increases, our capital expenditures including capitalized leases may increase due to the leasing or purchasing of ATMs.

As of June 30, 2014, we have seven overseas subsidiaries including IIJ America Inc. (“IIJ-America”) and IIJ Europe Limited (“IIJ-Europe”). To enhance our overseas business, we have been managing our overseas subsidiaries for example by injecting additional capital into them. In April 2012, we acquired the stocks of Exlayer Global Inc., a holding company with five overseas subsidiaries in the systems integration industry for ¥0.3 billion and made it our consolidated subsidiary IIJ Exlayer Inc., which we absorbed in January 2014. We injected additional capital of ¥0.5 billion into IIJ-America and ¥0.2 billion into IIJ-Europe, which was formerly known as IIJ Exlayer Europe Limited, for the fiscal year ended March 31, 2013. Together with IIJ-Global, we injected a total of ¥0.1 billion additional capital into IIJ Global Solutions Singapore Pte. Ltd. (“IIJ-Global Singapore”) for the fiscal year ended March 31, 2013 and 2014. We injected additional capital of ¥0.4 billion into IIJ Global Solutions China Inc. (“IIJ-Global China”) for the fiscal year ended March 31, 2014. As of March 31, 2014, together with IIJ-Global, we are lending ¥0.2 billion, ¥0.4 billion, ¥0.2 billion, ¥0.1 billion, and ¥0.1 billion to IIJ-Europe, IIJ-America, IIJ-Global Singapore, IIJ-Global China and IIJ Global Solutions (Thailand) Co., Ltd (“IIJ-Global Thailand”), respectively.

If our systems integration revenues fluctuate or if we fail to execute our systems construction projects in a timely or satisfactory manner, our results of operations and financial condition may be adversely affected.

Systems construction revenues, a one-time revenue that is a part of systems integration revenues, have a tendency to fluctuate from time to time compared to monthly recurring revenues of network services and systems operation and maintenance due to the budget systems in Japan, of which many end in March. If corporate investments decrease, or if we fail to meet customer demands due to a lack of a sufficient number of qualified engineers to execute the projects in a professional manner, corporate customers may put off or stop placing orders with us and we may not be able to record systems construction revenues and operating profit as expected. If we fail to execute the projects as contracted, our recognition of revenues may be delayed or lost altogether, we could be held liable for damages or we could be sued, which could have an adverse impact on our reputation, results of operations and financial condition.

Generally, gross margin of systems construction is low compared to that of systems operation and maintenance, and gross margin for large scale systems construction projects may become even lower due, for example, to price competition in acquiring such construction projects. It is more difficult to effectively control systems construction projects as they become larger in scale, and we have seen an increase in the number of large scale systems construction projects in recent years. Our results of operations and financial condition related to systems integration may be adversely affected if, for example, we fail to control costs such as personnel and outsourcing costs or retain adequate personnel for projects, or if we fail to calculate the necessary timeframe or the manpower to complete a project and the costs exceed the payments received from our customers.

We may have an impairment loss as a result of an impairment test on the intangible assets that are recorded related to mergers and acquisitions.

As of March 31, 2014, the total balance of our intangible assets was approximately ¥10.3 billion, of which ¥6.1 billion was intangible assets not subject to amortization such as goodwill and ¥4.2 billion was intangible assets subject to amortization such as customer relationships. Intangible assets in relation to IIJ-Global and IIJ Technology Inc. (“IIJ-Tech”), former subsidiaries of IIJ, were ¥4.7 billion and ¥4.4 billion, respectively, as of March 31, 2014. The amount of our intangible assets may increase if we conduct mergers, acquisitions or investments in affiliates in the future. We conduct impairment testing of goodwill and indefinite-lived intangible assets annually on March 31 or more frequently if events or changes in circumstances indicate that an asset might be impaired. We conduct impairment testing of definite-lived intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. If the business operations are adversely affected by factors such as significant adverse changes in their business climate and others, we may have an impairment loss as a result of an impairment test on intangible assets. The recognition of any impairment losses on intangible assets may result in material adverse effects on our financial condition and results of operations.

If we fail to attract and retain qualified personnel, we may not be able to achieve our expected business growth.

Our network, services, products and technologies are complex, and as a result, we depend heavily on the continued service of our engineering, research and development, and other personnel, and as our business grows, we need to hire more of such employees. In particular, in order to continue to increase our revenues from outsourcing services and systems integration, we require more sales and engineering personnel. We are not sure whether we will be able to retain or attract such personnel and control human resources costs adequately. Competition for hiring qualified engineering, research and development personnel is intense in the IT service industry in Japan, and there is a limited number of personnel with the necessary knowledge and experience we require. None of our employees are bound by any employment or noncompetition agreement. The realization of any or all of these risks may result in a failure to achieve our expected business growth.

Our business may be adversely affected if our network suffers interruptions, errors or delays.

Interruptions, errors or delays with respect to our backbone network or service facilities may be caused by human errors or natural factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, cyber attack, human error, computer viruses and other similar events. Much of our computer, networking equipment and the lines that make up our backbone network are concentrated in a few locations that are in earthquake-prone areas. Any disruption, outages, delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage and decreased consumer and corporate customer confidence in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.

Should we experience further unforeseeable incidents such as the disruption of social infrastructure or power shortages and other impacts due to inoperable or damaged nuclear power plants, our backbone network and service facilities could fail and, as a result, we may suffer direct and indirect damages, which may adversely affect our financial conditions and results of operations.

If we fail to keep and manage our confidential customer information, we could be subject to lawsuits, incur expenses associated with our security systems or suffer damage to our reputation.

We keep and manage confidential information and trade secrets obtained from our customers. We exercise much care in protecting the confidentiality of such obtained information and take steps to ensure the security of our network, in accordance with the Personalized Information Protection Law protecting personal information that came into effect in April 2005 and the requirements set by the Ministry of Internal Affairs and Communications (“MIC”), and the Ministry of Economy, Trade and Industry. However, our network, like all Information Technology systems, is vulnerable to external attack from computer viruses, hackers, cyber attack, or other such sources. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information. If any material leak of such information were to occur, we could be subject to lawsuits for damages from our customers, incur expenses associated with repairing or upgrading our security systems and suffer damages to our reputation that could result in a severe decline in new customers as well as an increase in service cancellations. As our consumer mobile business grows, we are dealing with an increasing number of consumers. Our corporate image and credibility could be negatively impacted, if, for example, we or our sales partners fail to comply with related laws such as consumer-protection laws, or if we fail to securely protect our consumers’ individual information. Such failure could ultimately result in an adverse effect on our business, financial condition and result of operations.

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

If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose customers.

Our markets are characterized by but not limited to:

•	rapid technological changes, including the shift to new technology-based networks such as IPv6, cloud computing and Software Defined Network (“SDN”),

•	frequent new product and service introductions,

•	continually changing customer requirements, and

•	evolving industry standards.

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

We depend on our executive officers, and if we lose the service of our executive officers, our business and our relationships with our customers, major shareholders of IIJ and other IIJ Group companies and our employees could suffer.

Our future success depends on the continued service of our executive officers, particularly Mr. Koichi Suzuki, who is a founder, Chairman, Chief Executive Officer and representative director of IIJ as well as some of IIJ’s major subsidiaries, and Mr. Eijiro Katsu, who has been President, Chief Operating Officer and representative director since June 2013. We rely in particular on their expertise in the operation of our businesses and on their relationships with the shareholders of IIJ, our customers, our business partners and our employees. None of our executive officers, including Mr. Suzuki and Mr. Katsu, are bound by an employment or noncompetition agreement.

We may continuously pursue mergers and acquisitions transactions which may not be effective.

We recognize that it is important for us to have more business resources such as, but not limited to, human resources, customer base, application layer technology and others, in the medium-term. We may continuously pursue mergers and acquisitions transactions to scale up our business. The mergers and acquisitions transactions may not always be on good terms and conditions, or bear the results we expect, or have synergistic effect, and we may incur a large loss of goodwill. We may also exhaust time and our resources through mergers and acquisitions.

As a result, those transactions may strain our financial resources and may adversely affect our financial conditions and results of operations or we will not be able to have enough business resources to scale up due to a failure to engage in adequate mergers and acquisitions transactions.

Fluctuations in the stock prices of companies or losses on companies in which we have invested may adversely affect our financial condition.

We have invested in non-affiliated companies in order to further expand our business relationships with those companies. We have also invested in available-for-sale equity securities and in funds which invest mainly in unlisted stocks. While we recorded no impairment losses on available-for-sale equity securities for the fiscal year ended March 31, 2014, we may record an impairment loss in the future. The carrying amount of available-for-sale securities was ¥3.8 billion, nonmarketable equity securities was ¥2.5 billion, and funds was ¥0.1 billion as of March 31, 2014. We may invest in additional securities of non-affiliated companies or additional funds. However, these securities or funds can be impaired significantly due to changes in the financial condition of non-affiliated companies, general economic conditions in Japan or fluctuations in the Japanese stock markets. Fluctuations in the fair value of these securities or funds in which we have invested may affect our financial results. In addition, should we choose to sell all or a portion of these securities or funds, it is not certain that we will be able to do so on favorable terms.

NTT, IIJ's largest shareholder, could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of our other shareholders.

NTT and its affiliates owned 26.4% of IIJ's outstanding voting shares as of March 31, 2014. As IIJ's largest shareholder, NTT may be able to exercise substantial influence over us. As of June 30, 2014, IIJ has one outside director, Mr. Takashi Hiroi, from NTT among IIJ's 12 directors. While we intend to conduct our day-to-day operations independently from NTT and its affiliate companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interest, which may not be in our interest or that of our other shareholders.

We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.

We rely on telecommunications carriers such as NTT Communications and KDDI for a significant portion of our network backbone, Nippon Telegraph and Telephone East Corporation (“NTT East”), Nippon Telegraph Telephone West Corporation (“NTT West”) and KDDI for local access lines for our customers and NTT DoCoMo, Inc. (“NTT Docomo”) for mobile connectivity as a MVNO. We procure significant portions of our network backbone and data center facilities pursuant to operating lease agreements with NTT Group, our largest provider of network infrastructure. For the fiscal year ended March 31, 2014, we have paid ¥11.1 billion for international and domestic backbone, local access line and mobile connectivity to NTT Group. We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.

We also depend on third-party suppliers of hardware components such as routers, servers, software that are used in our network. We purchase certain components from limited sources, typically from Cisco Systems, Inc. (“Cisco”), Juniper Networks, Inc. (“Juniper”), Hewlett-Packard Company, IBM Japan, NEC, Fujitsu and VMware Inc. A failure by one of our suppliers to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, may delay our ability to expand the capacity and scope of our network.

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

Existing and future governmental regulation may substantially affect the way in which we conduct our business. These regulations may increase the cost of doing business or may restrict the way in which we offer products and services. We cannot predict future regulatory changes which may affect our business. Any changes in laws, such as those described above, or regulations or MIC policy affecting our business activities and those of our competitors could adversely affect our financial condition or results of operations. For more information, see Item 4. “Business Overview — Regulation of the Telecommunications Industry in Japan.”

We may be named as defendants in litigation, which could have an adverse impact on our business, financial condition and results of operations.

We are involved in normal claims and other legal proceedings in the ordinary course of our business. We believe that there are no cases currently pending which would have a significant financial impact on us, but we cannot be certain that we will not be named as a defendant in a future lawsuit. Any judgment against us in such a lawsuit, or in any future legal proceeding, could have an adverse effect on our business, financial condition and results of operations.

In the event that we need to raise capital, we may issue additional shares of IIJ's common stock or securities convertible into IIJ's common stock, which may cause shareholders to incur substantial dilution.

IIJ issued 4,700,000 new shares of IIJ’s common stock by way of a public offering in July 2013 and 700,000 new shares by way of a third-party allotment in connection with a secondary offering of shares by way of an over-allotment in August 2013. With this equity finance and the current stable cash flow, we assume that we have enough working capital for the moment. For future strategic M&A transactions and/or large scale business investments, we may choose to raise additional funds from the issuance of equity shares of IIJ’s common stock or securities convertible into IIJ’s common stock, in which case existing shareholders may incur substantial dilution.

Prior to the above public offering, IIJ issued 2,500,000 new shares of IIJ's common stock along with IIJ's listing on the Mothers market of the Tokyo Stock Exchange in December 2005. On May 11, 2007, IIJ issued 435,600 shares of common stock to make IIJ's two consolidated subsidiaries wholly-owned through share exchanges. The above figures are retroactively adjusted to reflect the 1:5 stock split in October 2005 and the 1:200 stock split in October  2012.

Item 4.  Information on the Company

A.	History and Development of the Company

IIJ is incorporated under the Companies Act of Japan as a joint stock corporation under the name Internet Initiative Japan Inc. IIJ was incorporated in December 1992 and operates under the laws of Japan.

IIJ began its operations in July 1993 as one of the first commercial Internet service providers (“ISP”) in Japan to offer Internet connectivity services for both corporate and home use. With the emergence of many other commercial ISPs, price competition for Internet connectivity services became severe. Rather than falling into price competition, we strategically shifted our business model towards providing value-added total network solutions to enterprise businesses that tend to choose quality and reliability over price, by fully leveraging our engineering skills to differentiate ourselves from our competitors. Currently, our main business focuses on providing Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales as total network solutions to mainly Japanese corporate clients and governmental organizations. The Group works closely together as a group in providing total network solutions directly to its customers. With our expertise in Internet related technology, our revenues have been expanding along with our customers’ needs for broader bandwidth for Internet connectivity services and for professional IT support for their network systems.

For descriptions and the history of the Group, see “Our Group Companies” in Item 4.B.

IIJ became a public company in August 1999 with IIJ's initial public offering of ADSs on the NASDAQ National Market. On December 2, 2005, IIJ listed on the Mothers market of the Tokyo Stock Exchange (“TSE”). On December 14, 2006, IIJ moved to the First Section of the TSE for IIJ's listing in Japan. On October 1, 2012, IIJ conducted a 1 to 200 split of IIJ's shares of common stock and the total number of IIJ's issued shares of common stock increased to 41,295,600. IIJ issued 4,700,000 new shares of IIJ’s common stock by way of a public offering in July 2013 and 700,000 new shares by way of  a third-party allotment in connection with a secondary offering of shares by way of an over-allotment in August 2013.

As for business combinations, on May 11, 2007, IIJ made IIJ-Tech and Net Care, Inc. (“Netcare”) our 100% owned consolidated subsidiaries through share exchanges. We absorbed IIJ-Tech on April 1, 2010.  On September 1, 2010, IIJ made IIJ-Global its 100% owned consolidated subsidiary by acquiring the stock of IIJ-Global from AT&T Japan for ¥9.2 billion by our own cash and bank borrowings.

 Please also see Note 2 “Business Combinations” to our consolidated financial statements included in this annual report on Form-20F.

IIJ's head office is located at Iidabashi Grand Bloom, 2-10-2 Fujimi, Chiyoda-ku, Tokyo 102-0071, Japan, and IIJ's telephone number at that location is +81-3-5205-6500. We relocated our head office on July 1, 2014.  IIJ's agent in the United States is IIJ-America, located at 55 East 59th Street, Suite 18C New York, NY 10022 and the telephone number at that location is (212) 440-8080. IIJ has a web site that you may access at http://www.iij.ad.jp/en/. Information contained on IIJ's web site does not constitute part of this annual report on Form 20-F.

For a discussion of capital expenditures and divestitures currently in progress and those for the past three years, see “Capital Expenditures” in Item 4.B.

B.	Business Overview

The Group offers a comprehensive range of Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales to our customers mainly in Japan. We believe we provide efficient and reliable services and solutions to our customers on one of the most reliable Internet backbone networks available in Japan. Our services are based upon high-quality Internet related networking technology tailored to meet specific needs and demands of our customers.

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

From December 2009, we have provided our cloud computing services under the service name “IIJ GIO.” We invest in infrastructures, such as servers, network equipment, virtualization software and data center facilities for IIJ GIO and provide them to users as an Infrastructure as a Service (“IaaS”)  platform service basically for a monthly fee. IIJ GIO consists mainly of two types, (1) IIJ GIO/Hosting Package and (2) IIJ GIO/Component. IIJ GIO/Hosting Package is a line-up of services for an all-in-one non-customizable packaged cloud computing service and IIJ GIO/Component is a line-up of services for a semi-customizable cloud computing service. The cloud computing service in Japan is still in its start-up phase and it is anticipated that the market in Japan grows in the medium term.

We have seven overseas subsidiaries in the United States, the United Kingdom, Germany, China, Singapore, Hong Kong, and Thailand as of June 30, 2014. We have been enhancing our overseas business primarily to fulfill the broad range of IT network related needs of our Japanese customers who are headed abroad to expand their overseas business. As of June 30, 2014 we provide cloud computing services in the United States, the United Kingdom, China and Singapore.

In addition, we conduct ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and ATM network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 15, 2014, 855 ATMs were in operation.

Currently, we have two business segments: a network services and systems integration business segment and an ATM operation business segment. Our network services and systems integration business segment is comprised of Internet connectivity services for corporate and home use, WAN services, outsourcing services, systems integration and equipment sales.

The table below provides a breakdown of the total revenues and percentage by service over the past three fiscal years. Most of our revenues are generated in Japan and are denominated in Japanese yen.

	For the fiscal year ended March 31, (millions of yen, except for percentage data)
	2012		2013		2014
Internet connectivity services	¥20,424	21.0%	¥21,493	20.2%	¥22,610	19.8%
WAN services	25,667	26.4	25,168	23.7	25,006	21.9
Outsourcing services	17,319	17.8	18,571	17.5	19,670	17.2
Systems construction	11,997	12.3	15,825	14.9	18,673	16.3
Systems operation and maintenance	19,472	20.0	21,380	20.1	23,796	20.8
Equipment sales	1,112	1.1	1,491	1.4	1,690	1.5
ATM operation business	1,324	1.4	2,320	2.2	2,827	2.5
Total revenues:	¥97,315	100.0%	¥106,248	100.0%	¥114,272	100.0%

Internet Connectivity Services

We offer two categories of Internet connectivity services: Internet connectivity services for corporate use and Internet connectivity services for home use. Internet connectivity services for corporate use are based on dedicated local-line connections and high-speed wireless data connections provided by telecommunications carriers between our backbone and customers. Internet connectivity services for home use mainly require customers to connect to our points of presence (“POPs”) through the publicly-switched telephone network or a variety of broadband access services, such as ADSL and optical lines as well as wireless data connection. High-speed, high-capacity last-one mile access such as dedicated access, ADSL, fiber optic, Ethernet, 3G mobile, LTE mobile and others are provided by large telecommunications carriers such as NTT East and West, NTT Docomo and others. A variety of choices for last-one mile access are provided to our clients independently or together with other network solution line-ups to fulfill their specific and individual needs for tailored total network solutions. The following table shows the number of our Internet connectivity service contracts as of the dates indicated:

	As of March 31,
	2010	2011	2012	2013	2014
Internet connectivity services (corporate use):
IP Service (-99 Mbps)	926	908	923	905	847
IP Service (100 Mbps – 999 Mbps)	254	305	344	401	448
IP Service (1 Gbps –)	125	126	132	207	271
IIJ Data Center Connectivity Service	315	305	323	306	288
IIJ FiberAccess/F and IIJ DSL/F (Broadband Services)	28,663	42,851	44,510	48,940	56,384
IIJ Mobile Service (1)	32,315	40,988	46,329	62,517	83,124
Others	1,400	1,320	1,246	1,338	1,293
Total Internet connectivity service (corporate use) contracts	63,998	86,803	93,807	114,614	142,655
Internet connectivity services (home use):
Under IIJ Brand	46,900	41,176	42,721	102,256	171,968
hi-ho	168,223	151,828	153,901	149,000	155,177
OEM (2)	185,544	181,324	200,569	237,967	298,152
Total Internet connectivity service (home use) contracts	400,667	374,328	397,191	489,223	625,297
_____________________
(1)	IIJ Mobile Service includes the number of total contracts of mobile data communication services for corporate use.
(2)	OEM services provided to other service providers.

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

For our IP Service, we offer Service Level Agreements (“SLA”) to our customers to better define the quality of services our customers receive. We were the first ISP in Japan to introduce this type of agreement. We are able to offer these SLA due to our high quality and reliable network. Our SLA provides customers with credit against the amount invoiced for the services if our service quality fails to meet the prescribed standards. Subscribers to our IP Service receive technical support 24 hours a day and seven days a week. We guarantee the performance of the following elements under our SLA:

▪	100% availability of our network,

▪	the maximum average latency, or time necessary to transmit a signal, between designated POPs, and

▪	prompt notification of outages and/or disruptions.

      We believe that business customers will continue to increase their use of the Internet and increasingly rely on the Internet as a business tool.

•
IIJ FiberAccess/F and IIJ DSL/F (Broadband Services). IIJ FiberAccess/F and IIJ DSL/F are broadband Internet connectivity services that use “FLET’S” services for fiber optic access and ADSL access provided by NTT East, West and others, allowing service on a best-efforts basis. The services are used mainly to connect branch offices and headquarters. We support this service by providing guarantees of latency rates under SLA.

•
IIJ Mobile Service. This service provides wireless 3G and LTE Internet connectivity service for corporate customers as a MVNO. We use the wireless networks of NTT DoCoMo and EMOBILE Ltd. as last-one mile access. We offer our mobile services based on our MVNO infrastructure to meet corporate customers’ increasing demands such as Machine to Machine (“M2M”) connection needs as well as consumer service platforms.

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

•
Other Internet connectivity services. In addition to the services mentioned above, we also offer services such as IIJ ISDN/F which provides Internet access for ISDN lines, IIJ Line Management/F service that procures “FLET'S” services on behalf of customers and “LaIT” (pronounced "light") service, a brand that offers high-quality services at reasonable prices to small and medium enterprises. The main sales channels for LaIT are through direct sales via online sign-up or through sales partners.

Internet Connectivity Services for Home Use

We offer internet connectivity services for home use under the brand name IIJ4U, IIJmio, and hi-ho. We also offer OEM services for other network operators. For Internet connectivity services, there are a variety of different service line-ups depending on the type of local access, such as ADSL, fiber optic, WiMAX, 3G and LTE wireless data connection. We began offering LTE SIM cards with voice call function in March 2014.

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

We believe that business customers will increasingly rely on outsourcing services for cost reduction, improving productivity and ensuring reliable network-related operations. Therefore, we will continue our efforts to improve our services by adding new features and enhancing line-ups through new services by utilizing our Internet expertise in a timely manner.

Our outsourcing services include:

•
Security-related outsourcing services. We offer services that protect customers’ internal network systems from unauthorized, illegal access, such as firewall services and security scan services. We also provide secure remote connections to the internal networks. We were the first ISP in Japan to provide firewall services, which we introduced in 1994.

•
Network-related outsourcing services. We offer Internet-VPN and router rental services such as IIJ Internet-LAN Service, IIJ SMFsx Service, IIJ Managed VPN PRO Service, SEIL Rental Service and Managed Router Service. IIJ SMFsx Service is based on patented technology, the SEIL Management Framework (“SMF”) which enables centralized management of network-configuration, administration and maintenance, reducing both configuration and maintenance time and costs for large-scale network construction.

•	Server-related outsourcing services. We offer services such as web hosting, e-mail hosting, document storage and streaming services.

•
Data center-related services. We offer IIJ data center facility services and management and monitoring services. Our Internet data center facility services are co-location services which allow companies to house their servers and routers off-site on our premises. Our Internet data center facilities are leased from third parties such as NTT Communications and are equipped with robust security systems, 24-hours-a-day non-stop power supplies and fire extinguishing systems, and have earthquake-resistant construction and high-speed Internet connectivity with IIJ backbones. We also offer basic monitoring and maintenance services for the equipment. This service enhances reliability as we provide 24-hours-a-day monitoring and have specialized maintenance personnel and facilities. We offer management and monitoring services tailored to our customers’ requirements.

•	IIJ GIO/Hosting package. IIJ GIO/Hosting Package is a line-up of services for non-customizable packaged cloud computing service.

•	Other services. In addition to the above, we offer customer support and help desk solutions, an IP Phone service and other services.

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

Examples of systems construction are:

•
connecting over a hundred locations such as gas stations, bank branches and retail shops via Internet-VPN, transmission of data over the Internet with an encryption feature and our proprietary SEIL Series routers, SMF, SACM(1) and a service adapter "SA-W1,”(2)

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

(1)
SACM (Service Adapter Control Manager) is a management service platform for OEMs to provide automatic connection and a comprehensive management mechanism of IIJ’s proprietary next-generation network management system, SMFv2.

(2)	SA-W1 is a service adapter developed for SACM.

In the consulting and planning phase of a systems construction project, we form special project management teams for the project. We analyze and design the customer’s network and systems with three engineering focuses: reliability, flexibility and extendibility.

In the phase of systems design and development of network systems, we procure equipment such as servers or use IIJ GIO/Component services as a component of the system and manage application development and software programming tasks which are, depending on the size of the project, outsourced to third parties. Systems construction is generally provided together with our network services.

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

We also develop, provide, and invest in a cloud-based foreign exchange (FX) platform which we mainly provide to financial institutions such as securities brokers and FX trading companies who pay monthly fees primarily based on the volume of transactions.

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

SEIL Series. In August 1998, we introduced our first SEIL series which was compatible with ISDN. We released our first high-end in-house developed router which was compatible with broadband in August 1998. As of June 30, 2014 there are SEIL/B1, SEIL/X and SEIL/x86. With the SMF feature, which provides auto-configuration features, it enables customers to create a VPN network simply by connecting the network to SEIL WAN interface.

ATM Operation Business

Our ATM operation business is conducted by our consolidated subsidiary, Trust Networks, which operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 15, 2014, 855 ATMs were in operation in places such as Japanese pachinko parlors.

Network

Our network is one of our most important assets. We have developed and currently operate a high-capacity network that has been designed to provide reliable, high-speed, high-quality Internet connectivity services. Our Internet network extends throughout Japan, and to the United States, the United Kingdom, Singapore and Hong Kong.

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

Backbone

Leased lines

Our network is anchored by our extensive Internet backbone that extends throughout Japan, and to the United States, the United Kingdom, Singapore and Hong Kong. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity. As of June 30, 2014, the total capacity between Japan and the United States was 182.4 Gbps.

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

The table below lists the total number of contracts comprising IIJ’s backbone network as of March 31, 2013 and March 31, 2014. Each contract represents one physical line. The largest contract accounts for only approximately 4% of the total contracted amount.

Total Number of Contracts Comprising IIJ's Backbone Network

	As of March 31, 2013	As of March 31, 2014
Number of Contracts comprising IIJ’s backbone network
NTT Group	94	93
KDDI	41	39
Others	32	35
Total	167	167

If IIJ is unable to renew any of its contracts with either the companies listed above, IIJ can continue with its business by procuring additional physical line services from other telecommunications carriers that offer the best terms or charges in the ordinary course of business. There are over ten additional telecommunications carriers that we can procure physical lines from. A majority of the contracts that comprise IIJ’s backbone network are one-year renewable contracts and IIJ can renew or upgrade its existing contracts or replace them with other telecommunications carrier services if they can be replaced with better terms in the ordinary course of business.

Accordingly, IIJ is not substantially dependent on a particular contract with either NTT or KDDI nor is the amount of a particular contract substantially large. Further, IIJ is neither substantially dependent on a certain arrangement or relationship with a particular carrier or carriers because IIJ has the ability to replace its existing contracts with others under fair terms.

The table below shows our backbone cost related to leasing lines.

Backbone Cost related to Leased Lines

	For the fiscal year ended March 31,
	2010	2011	2012	2013	2014
Backbone cost (million yen)	¥3,699	¥3,688	¥3,371	¥3,535	¥3,764

Network equipment

We use advanced equipment in our network. Our primary routers in our network are Cisco and Juniper routers. The size of our routers varies depending on the number of customers and volume of traffic served by our POPs. At each POP we connect our dedicated line to Cisco or Juniper backbone routers which then transmit and receive information throughout our network. We primarily lease our network equipment under capital lease arrangements.

Points of Presence

POPs are the main points at which our customers connect to our backbone. We provide Internet connectivity from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of June 30, 2014, we operate 30 primary POPs for dedicated access and two universal POP for nationwide dial-up access in Japan. The universal POP can be accessed from anywhere in Japan with a minimum local telephone charge.

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

Internet Data Centers

As of June 30, 2014, we operate 26 Internet data centers, 20 in Japan and six abroad; seven in Tokyo, three in Osaka, two each in Yokohama and Nagoya, and one each in Saitama, Sapporo, Sendai, Kyoto, Fukuoka, Matsue, New York, San Jose, Los Angeles, London, Shanghai and Singapore. These data centers are specifically designed for application hosting, IIJ GIO services, co-location services and high capacity access to our networks. Excluding the container-based module type data center in Matsue, our data centers are leased. In Japan, they are mainly leased from NTT Communications, ITOCHU Techno-Solutions Corporation, Mitsubishi Corporation, and KDDI. The container-based module type data center in Matsue is directly owned and operated by us.

These data centers have 24-hours-a-day, seven-days-a-week operations and security and are equipped with uninterruptible power supplies and backup generators, anti-seismic damage precautions, fire suppression equipment and other features to optimize our ability to offer high-quality services through these data centers.

The container-based module type data center in Matsue is specifically designed for the use of our cloud computing service IIJ GIO which uses outside-air-cooling, the first in Japan. The main features of the Matsue container-based module type data center are its cost efficiency and its short construction period of approximately two to three months to add one container-based module, which allows it to start small and expand along with the rise in demand, unlike building type data centers where you need to build the whole capacity at once regardless of the demand. The second module type data center site in Matsue opened in December 2013 and can host up to 48 container-based modules, 24 container-based modules per site.

Network operations center and technical and customer support

Our NOC in Tokyo operates 24-hours-a-day, seven-days-a-week. From our NOC, we monitor the status of our network, the traffic on the network, the network equipment and components and many other aspects of our network including our customers’ dedicated access lines leased from carriers. From our NOC, we monitor our networks to ensure that we meet our commitments under our SLA.

Our Group Companies

We offer our services directly and with our group companies. As of June 30, 2014, we had 13 consolidated subsidiaries and six equity method investees. Our group companies work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and market our services and products together as a group and offer as a group our total network solutions. ATM operation business is conducted by Trust Networks.

The table below sets out our group companies, including our subsidiaries and equity method investees and our direct and indirect ownership of each of them as of June 30, 2014:

Company Name	Jurisdiction of Incorporation	Proportion of ownership and voting interest
Consolidated Subsidiaries:
IIJ Global Solutions Inc.	Japan	100.0%
Net Care, Inc.	Japan	100.0%
hi-ho Inc.	Japan	100.0%
Trust Networks Inc.	Japan	79.5%
IIJ Innovation Institute Inc.	Japan	100.0%
Net Chart Japan Inc.	Japan	100.0%
IIJ America Inc.	U.S.A.	100.0%
IIJ Europe Limited	U.K.	100.0%
IIJ Global Solutions China Inc.	China	100.0%	(1)
IIJ Global Solutions Singapore Pte. Ltd.	Singapore	100.0%	(2)
and three other subsidiaries(3)
Equity method investees:
Stratosphere Inc.	Japan	50.0%
Appiaries Corporation.	Japan	49.0%
e-Corporation.JP. Ltd.(4)	Japan	35.2%
Trinity Inc.	Japan	33.8%
Internet Multifeed Co.	Japan	33.0%
Internet Revolution Inc.	Japan	30.0%

(1)	100% owned subsidiary of IIJ Global Solutions Inc.

(2)	IIJ owned a 51.1% voting interest directly and a 48.9% indirectly through IIJ-Global.

(3)	The three other subsidiaries are IIJ Deutschland GmbH, IIJ Global Solutions Hong Kong Ltd. and IIJ-Global Thailand.

(4)	e-Corporation. JP. Ltd. became our equity method investees in April 2014.

IIJ Global Solutions Inc.

On September 1, 2010, IIJ acquired 100% of the equity of IIJ-Global from AT&T Japan for the amount of ¥9.2 billion. IIJ-Global is incorporated under the laws of Japan. IIJ-Global provides mainly domestic network outsourcing service businesses, such as WAN services. To fulfill the demands of our Japanese clients that are headed abroad to expand their overseas business, together with IIJ, IIJ-Global has been enhancing its business abroad in Asia with IIJ-Global China, IIJ-Global Singapore and IIJ-Global Thailand. As of March 31, 2014, IIJ-Global had 292 employees, 21 of whom were seconded from IIJ.

Net Care, Inc.

Net Care provides a broad array of support services, from monitoring and troubleshooting to network operations and data center operations. As of March 31, 2014, Net Care had 352 employees, six of whom were seconded from IIJ. Net Care plans to change its company name to IIJ Engineering Inc. on October 1, 2014.

hi-ho Inc.

hi-ho provides Internet connectivity services for home use. As of March 31, 2014, hi-ho had 27 employees, six of whom were seconded from IIJ.

Trust Networks Inc.

Trust Networks was established in July 2007 and IIJ had invested a total of ¥2.6 billion in Trust Networks as of March 31, 2014 (79.5% ownership). Trust Networks operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 15, 2014, Trust Networks had 855 ATMs in operation. As of March 31, 2014, Trust Networks had 11 employees, eight of whom were seconded from IIJ.

Net Chart Japan Inc.

Net Chart Japan Inc. (“NCJ”) provides network construction services that are mainly related to Local Area Networks, such as installation and configuration of equipment, wiring following network installation, and installation and operation support for applications. As of March 31, 2014, NCJ had 62 employees.

IIJ Innovation Institute Inc.

IIJ Innovation Institute Inc. (“IIJ-II”) engages in research and development of basic Internet-related technology. On July 1, 2009, IIJ Research Laboratory, one of the research departments of IIJ, was transferred to IIJ-II to strengthen the Group research and development by reclassifying the Group research and development organization. As of March 31, 2014, IIJ-II had 22 employees, all of whom were seconded from IIJ.

IIJ America Inc.

IIJ-America is a U.S.-based ISP who also provides cloud computing services and offers systems integration solutions, catering primarily to the U.S.-based operations of Japanese companies. As of March 31, 2014, IIJ-America had 42 employees, six of whom were seconded from IIJ.

IIJ Europe Limited

IIJ Europe Limited offers systems integration and cloud computing services primarily to Japanese companies operating in Europe. With the opening of the London Data Center in April 2013, our backbone network has been extended to Europe. As of March 31, 2014, IIJ Europe Limited had 34 employees, one of whom was seconded from IIJ.

IIJ Global Solutions Singapore Ptd. Ltd.

IIJ- Global Solutions Singapore Ptd. Ltd. is a Singapore-based network service provider and system integrator catering primarily to Singapore-based operations of Japanese companies. As of March 31, 2014 IIJ-Global Solutions Singapore Ptd. Ltd. had 12 employees.

Stratosphere Inc.

In April 2012, IIJ and ACCESS Co., Ltd. established a joint venture company, Stratosphere Inc. (“Stratosphere”), to develop the SDN platform. As of June 30, 2014, Stratosphere is our equity method investee with a 50.0% ownership.

Appiaries Corporation

Appiaries Corporation (“Appiaries”) is a subsidiary of PCPhase Corporation, which engages in the Backend as a Service (BaaS) business. Appiaries became IIJ’s equity method investee in March 2014　and as of June 30, 2014, Appiaries is our equity method investee with a 49.0% ownership.

e-CORPORATION.JP.Ltd

e-CORPORATION.JP.Ltd (“e-CORP”) is an IT consultation firm and a software developer specializing in local government IT system needs. e-CORP became IIJ’s equity method investee in April 2014 and as of June 30, 2014, e-CORP is our equity method investee with a 35.2% ownership.

Trinity Inc.

Trinity Inc. (“Trinity”) is one of the subsidiaries of Hirata Corporation, which manages customer loyalty reward program systems. As of June 30, 2014, Trinity is our equity method investee with a 33.8% ownership.

Internet Multifeed Co.

Internet Multifeed Co. (“Multifeed”) provides the location and facilities for directly connecting high-speed Internet backbones with content servers to make distribution on the Internet more efficient. Its technology was developed jointly with the NTT Group. Multifeed operates an IX (Internet eXchange — where major ISPs exchange network traffic) named JPNAP. As of March 31, 2014, Multifeed is our equity method investee with a 33.0% ownership.

Internet Revolution Inc.

In February 2006, IIJ and Konami Corporation established a joint venture company, Internet Revolution Inc. (“i-revo”) to operate a portal website. As of March 31, 2014, i-revo is our equity method investee with a 30.0% ownership.

Capital Expenditures

The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three fiscal years.

	For the fiscal year ended March 31,
	2012	2013	2014
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥10,917	¥10,405	¥12,560

_____________________
(1) Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.”

Most of our capital expenditures, which are funded largely by cash generated from operations, proceeds from issuance of common stock, and leases, relate primarily to the development, expansion, improvement and maintenance of our network and service infrastructures and of our own internal back-office systems. The investments are mostly for routers, servers, network equipment, containers and other facilities necessary to offer services related to our network and software. Capital expenditures for the fiscal year ended March 31, 2014 includes capital expenditures related to our construction of our second container type datacenter and our head office relocation.

We estimate that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2015 related to our network services and systems integration business will be higher than the amount for the fiscal year ended March 31, 2014. There will be capital expenditures for facilities and equipment for cloud computing services and for network equipment and software which are related to the usual expansion and improvement of our existing network. In addition, there will be capital expenditures related to our head office relocation in the first half of the fiscal year ending March 31, 2015 and our ATM operation business, which is also expected to increase compared to the previous fiscal year along with the placement of new ATMs.

Seasonality

See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues, including related equipment sales revenues.”

Sales and Marketing

Our sales headquarters are located in Tokyo. In addition, we have ten branch or sales offices in Osaka, Nagoya, Fukuoka, Sapporo, Sendai, Toyama, Hiroshima, Yokohama, Toyota and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2014, we had 440 employees working in sales and marketing. The Business Unit, where our sales and marketing employees are assigned, is divided into ten divisions and three departments:

•	Enterprise Business Divisions 1, 2 and 3 focus on selling total network solutions and work with large corporate clients, including manufacturers, retail companies and telecommunication carriers.

•	Financial Systems Business Division focuses on selling its total network solutions and work with financial institutions.

•	Government, Public & Educational Organization Business Division focuses on selling total network solutions and works with governmental institutions, and universities and other schools.

•	Regional Division focuses on developing and strengthening partnerships with customers in areas other than the Kanto-area. Sales personnel in branch and sales offices are part of this division.

•	Strategic Business Department focuses on promoting the sales of our focused services such as IIJ GIO services, IP services, security-related services, mobile services and corporate network solutions.

•
Enterprise Business System Development Division is comprised of pre-sales engineers who focus on meeting specific IT needs of corporations by, for example, integrating network services and systems integration.

•	Business Unit Management Department focuses on management and controlling the above six divisions. It is responsible for the planning and management of sales figures, processes and other information.

•
Marketing Division focuses mainly on setting the tariff pricing for each of IIJ’s services, makes and conducts promotion plans related to its products and services as well as strengthening partnerships with sales agents such as systems integrators to expand our marketing reach.

•
Solution Division focuses on developing solution services including cloud computing related solutions as well as conducting sales and integration, operation and maintenance together with each Business Unit Division.

•	Global Business Division is in charge of planning and administration of overseas business development.

•	Operation Management Department is in charge of back office operations such as those related to processing sales orders for business divisions.

Customers

As of March 31, 2014, we had over 8,500 business and other institutional customers and approximately 625 thousand individuals including individual customers subscribing to OEM services. Our main customers continue to be major corporations, including ISPs.

Research and Development

Research and Development Organization

Our research and development activities are conducted by IIJ-II, other departments of IIJ and Stratosphere.

IIJ Innovation Institute. IIJ established IIJ-II in June 2008 as a wholly-owned subsidiary, which engages in research and development of basic Internet-related technology development. In July 2009, IIJ Research Laboratory, which was established as a research organization of IIJ in April 1998 to engage in new basic network technologies, was transferred to IIJ-II to reorganize and strengthen the Group's research and development capabilities. IIJ-II is currently participating in various research and development activities in cooperation with organizations from the private and academic sectors. IIJ-II is engaged in research and development activities related to the deployment and implementation of IPv6, cloud computing-related research and development, security related research, e-mail technologies and network traffic analysis, among various other activities.

Other Departments of IIJ. Other departments, such as the Product Division, the Network Division, the Platform Division and the Service Operation Division play an important role in the research and development of technologies to be applied to our services and solutions, collect information, evaluate new technology and conduct business expansion.

Stratosphere. IIJ and ACCESS Co., Ltd. established Stratosphere in April 2012 to develop SDN (Software Defined Network) platform software. SDN is a new technology concept that enables network virtualization and automatic operation in a cloud environment. Combining the SDN platform with virtualized machines should allow us to construct a more flexible cloud computing network than those we have currently.

Research and Development Strategy

Our primary research and development objective is to continue to develop innovative services, applications and products that meet the current and future demands of our customers and to continue to be at the forefront of the Internet industry in Japan. Many of our engineers are regularly engaged in research and development activities related to the development of new services, applications and products. These engineers have continued to develop innovative services, applications and products, many of which have set the standard for the Internet industry in Japan. They also work very closely with our sales and marketing personnel and technical engineers to ensure that the innovative services, applications and products will meet the demands of our customers.

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

In furtherance of these objectives, our research and development efforts currently are focused on a variety of projects, including:

•	research and development of the basic technologies for cloud computing-related technology including SDN platform software,

•	research and development of methodology to construct a virtualized large-scale data center with an assembly of a small-scale data center,

•	research and improvement of a next generation container-based module type data center using indirect and/or year-round outside-air cooling systems,

•	research of Internet traffic monitoring and management,

•	research relating to the behavior of Internet routing systems,

•	research and development of IPv6-based communication technology,

•	continued improvement of our SEIL router and SMF, systems which we developed specifically to be integrated into IIJ’s network-related services,

•	research and analysis of the characteristics of captured malware and spam mails, and countermeasures therefore,

•	research relating to the methodology of configuration of routers and other servers, and

•	research and development of the Distributed and Parallel Processing Platform for very large data sets.

Our research and development expenses averaged less than 1.0% of total revenues for the past three consecutive years. For the fiscal years ended March 31, 2012, 2013 and 2014, our research and development expenses were ¥389 million, ¥410 million and ¥421 million, respectively, most of which were for personnel expenses. The level of research and development expenditures is low in relation to our total costs primarily because we do not engage in extensive research and development of new technologies and products that require large investments. Rather, as noted above, we are intensively engaged in research and development related to our ongoing business. We focus on monitoring developments in the industry and in developing new and innovative services and applications by utilizing and enhancing existing technologies and products.

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

Patents

We have applied for patent registrations in relation to our technology in Japan and the United States. As of June 2014, 8 registrations had been granted, with 2 pending applications. The latest acquired patent is for a container-unit data center module to provide the necessary space for working while reducing overall container size.

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

The Telecommunications Business Law

The Telecommunications Business Law, which became effective in 1985, was established for the purpose of privatization and deregulation in the telecommunications business. After several amendments, the Telecommunications Business Law was considerably amended in July 2003, and the amended Telecommunications Business Law became effective as of April 2004. A summary of the regulations under the current Telecommunications Business Law is as follows:

The Telecommunications Business Law applies to the telecommunications business, except for the telecommunications business exempt under the Telecommunications Business Law (“Exempted Business”). (1) The term “telecommunications business” is defined under the Telecommunications Business Law as a business providing telecommunications services in order to meet the demand of others. (2) The term “telecommunications services” is defined under the Telecommunications Business Law as intermediating communications of others through the use of telecommunications facilities, or any other acts of providing telecommunications facilities for the use of communications of others. Our business falls under the definition of a telecommunications business, not an Exempted Business, and therefore is subject to the Telecommunications Business Law.

_____________________
(1)
An Exempted Business is a business related to facilities supplying broadcast services, wire radio broadcasting, wire broadcast telephone services, wire television broadcasting services, or the acceptance of applications for the use of cable television broadcasting facilities.

(2)	A “telecommunications business” is defined as:

(i)	a telecommunications business which exclusively provides telecommunications services to a single person (except one being a telecommunications carrier);

(ii)
 a telecommunications business which provides telecommunications services with telecommunications facilities, a part of which is to be established on the same premises (including the areas regarded as the same premises) or in the same building where any other part thereof is also to be established, or with telecommunications facilities which meet the standards stipulated in the ministerial ordinance of the MIC; and

(iii)
 a telecommunications business which does not install telecommunications circuit facilities but which provides telecommunications services other than the telecommunications services which intermediate communications of others by using telecommunications facilities;

Provided that the provisions of Article 3 and Article 4 of the Telecommunications Business Law apply to communications handled by a person who operates the telecommunications business listed above.

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

Notification to the MIC is required for a telecommunications business for which the requirement for registration does not apply. Our business is subject to this notification requirement (1).
_____________________
The Supplementary Provisions to the Telecommunications Business Law provide that a person who, at the time of the enforcement of the provisions of Article 2 of the current Telecommunications Business Law, is actually operating a Type II telecommunications business registered under Article 24, paragraph 1 of the old Telecommunications Business Law shall be deemed to be a person who has submitted the notification of Article 16, paragraph 1 of the current Telecommunications Business Law on the day of enforcement of the current Telecommunications Business Law. We were actually operating a Type II telecommunications business at the time of the enforcement of the provisions of Article 2 of the current Telecommunications Business Law and were registered under Article 24, paragraph 1 of the old Telecommunications Business Law, and therefore are deemed to have submitted the notification of Article 16, paragraph 1 of the current Telecommunications Business Law on the day of enforcement. In addition, the Supplementary Provisions of the Telecommunications Business Law Implementation Rules provide that a person who, at the time of enforcement of the Telecommunications Business Law Implementation Rules (i.e., April 1, 2004), is actually operating a Type II telecommunications business registered under Article 24, paragraph 1 of the old Telecommunications Business Law must submit a report prepared in the form of the notification of Article 16, paragraph 1 of the current Telecommunications Business Law to the Minister of the MIC without delay after the day of enforcement of the Telecommunications Business Law Implementation Rules. We filed this report to the Minister of the MIC in April 2004.

Terms and Conditions of Provision of Services and Charge

•	Our business is unregulated, in general, as IIJ does not fall under either Basic Telecommunications Services or Designated Telecommunications Services described below.

•
Prior notification to the Minister of the MIC is required for the Basic Telecommunications Services (universal services specified by the ministerial ordinance of the MIC, i.e., analog or public fixed telephone services, analog or public remote island telephone services, and analog or public emergency call telephone services). Providing these telecommunications services in a manner other than that pursuant to the terms and conditions and charges notified to the Minister of the MIC is prohibited. Provided that the charges may be discounted or waived pursuant to the exception criteria provided under the ministerial ordinance of the MIC (i.e., an emergency call for the safety of ships and airplanes, an emergency call for the safety of life and property in case of natural disaster, calls to police agencies regarding crimes, and calls to the fire brigade (“Emergency Exception”)

•
Prior notification to the Minister of the MIC is required for Designated Telecommunications Services (i.e., services provided through Category I Designated Telecommunications Facilities and which meet the criteria provided by the ministerial ordinance of the MIC as the services for which the guarantee of the terms and conditions and charges are necessary for the protection of users, such as the basic fee). “Category I Designated Telecommunications Facilities” are facilities which meet the criteria specified by the ministerial ordinance of the MIC as being fixed telecommunications facilities used for the services which are offered to a substantial percentage of users in a given area, and which are currently only the facilities of NTT East and NTT West. Providing these telecommunications services in a manner other than that pursuant to the terms and conditions and charges notified to the Minister of the MIC is prohibited, unless the telecommunications carrier and the user agree otherwise, provided that the charges may be discounted or waived in Emergency Cases, for emergency calls for injured persons in a ship, and for use by a police agency, fire brigade and broadcasting companies.

•
The Minister of the MIC at least once a year notifies the telecommunications carrier providing the Specific Designated Telecommunications Services specified by the ministerial ordinance of the MIC (i.e., Designated Telecommunications Services other than voice services, except for telephone and general digital services and data transmission services) the price cap regarding such services. The telecommunications carriers are required to obtain approval from the Minister of the MIC if a proposed change in charges exceeds the price cap.

Articles of Interconnection Agreements

•	Our business is unregulated, in general, as IIJ does not fall under either Category I Designated Telecommunications Facilities or Category II Designated Telecommunications Facilities described below.

•	Approval from the Minister of the MIC required for Category I Designated Telecommunications Facilities.

•
Prior notification to the Minister of the MIC required for Category II Designated Telecommunications Facilities (i.e., the facilities which meet the criteria provided by the ministerial ordinance of the MIC as being mobile telecommunications facilities used for services which are offered to a substantial percentage of users in a given area, and which are currently NTT DoCoMo, Okinawa Cellular and KDDI).

Telecommunications Facilities of Carriers

•
A telecommunications carrier that installs telecommunications circuit facilities must maintain its telecommunications facilities (except telecommunications facilities stipulated in the ministerial ordinance of the MIC as those having a minor influence on the users' benefit in the cases of damage or failure thereof) in conformity with the technical standards provided in the ministerial ordinance of the MIC. Such telecommunications carriers shall confirm that their telecommunications facilities are in compliance with the technical standards specified in the ministerial ordinance of the MIC.

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

Right of Way Privilege for Authorized Carriers

•
A telecommunications carrier which is engaged, or intends to engage, in the telecommunications business by installing telecommunications circuit facilities and which wishes to have the privileged use of land or other public utilities for circuit facilities deployment, must obtain authorization for the entire or a part of the relevant telecommunications business from the Minister of the MIC.

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

C.      Organizational Structure

The information required by this item is included in “Our Group Companies” above.

D.      Property, Plant and Equipment

Property and equipment recorded on our consolidated balance sheet as of March 31, 2013 and March 31, 2014 consisted of the following:

	As of March 31
	2013	2014	2014
	(millions of yen)		(thousands of U.S. dollars)
Data communications equipment	¥6,746	¥8,656	$84,061
Office and other equipment	2,130	3,376	32,782
Land	-	533	5,176
Buildings	669	1,615	15,683
Leasehold improvements	2,666	3,641	35,357
Capitalized software	18,466	21,007	203,988
Assets under capital leases, primarily data communications equipment	21,865	22,869	222,070
Total	52,542	61,697	599,117

Less accumulated depreciation and amortization	(29,516)	(34,726)	(337,207)
Property and equipment-net	¥23,026	¥26,971	$261,910

Our fixed assets consist mainly of (i) data communications equipment necessary to offer services on our network, such as routers, servers and other network equipment, which are mainly acquired under capital leases and (ii) software, such as that for back-office systems, virtualization software and others for cloud computing services, foreign exchange (“FX”) service application software and others. Most of our property and equipment are located in Japan. The above-mentioned property and equipment consists of many relatively small assets and, as of March 31, 2014, we did not own any major land, buildings or facilities such as factories except for the properties related to the container-based module type data center in Matsue. The container-based module type data center in Matsue is directly owned and operated by us. Other than the above assets recorded on our consolidated balance sheet, we use operating lease assets such as backbone lines, local access line, office premises, and network operation centers. There are no known environmental issues that may affect our utilization of our property and equipment.

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

Overview

The Group is a provider of a comprehensive range of network services and system integration mainly in Japan. IIJ was founded in December 1992 and began offering Internet connectivity services commercially in July 1993. IIJ was one of the first commercial ISPs in Japan and has expanded the Group business to outsourcing services, WAN services and systems integration along with the expansion of usage of Internet by customers.

Our primary sources of revenue are Internet connectivity services, outsourcing services, WAN services, systems integration, equipment sales, and ATM operation business. Internet connectivity services consist of Internet connectivity services for corporate use and Internet connectivity services for home use. For WAN services, which are mainly provided by IIJ-Global, we offer closed network services using connectivity such as Ethernet and dedicated lines. For outsourcing services, we provide services such as network security services, mail and web server hosting services, managed router services, Internet data center services and cloud computing services such as IIJ GIO/Hosting Package. For systems integration, we provide systems construction such as consulting, project planning, systems design and development of network systems to meet each of our customers’ requirements and systems operation and maintenance. IIJ GIO/Component is provided as a part of systems operation and maintenance. For equipment sales, we sell equipment as part of our provision of total network solutions.

We entered into the ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and its network systems to provide ATM service and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 15, 2014, 855 ATMs were in operation in places such as Japanese pachinko parlors.

Currently, we have two business segments: a network services and systems integration business and an ATM operation business. Our network services and systems integration business is comprised of Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales.

For the fiscal year ended March 31, 2014, net revenues of network services and systems integration business and ATM operation business before elimination of intersegment revenues were ¥111.9 billion and ¥2.8 billion, respectively. Our consolidated net revenue for the fiscal year ended March 31, 2014 was ¥114.3 billion.

Most of our revenues are from customers operating in Japan.

We refer to our subsidiaries and equity method investees as our group companies, and we have invested heavily in and exercise significant influence over these companies. For the fiscal year ended March 31, 2014, we consolidated all of our 13 subsidiaries. In addition, we had five equity method investees. For descriptions and the history of our group companies, see “Our Group Companies” in Item 4.B.

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

	Fiscal year ended March 31,
	2012		2013		2014
	(millions of yen except for percentage data)						(thousands of U.S. dollars (1))

REVENUES:
Network services:
Internet connectivity services (corporate use)	¥14,707	15.1%	¥16,027	15.1%	¥16,585	14.5%	$161,052
Internet connectivity services (home use)	5,717	5.9	5,466	5.1	6,025	5.3	58,502
WAN services	25,667	26.4	25,168	23.7	25,006	21.9	242,823
Outsourcing services	17,319	17.8	18,571	17.5	19,670	17.2	191,009
Total	63,410	65.2	65,232	61.4	67,286	58.9	653,386
Systems integration:
Systems construction	11,997	12.3	15,825	14.9	18,673	16.3	181,333
Systems operation and maintenance	19,472	20.0	21,380	20.1	23,796	20.8	231,073
Total	31,469	32.3	37,205	35.0	42,469	37.1	412,406
Equipment sales	1,112	1.1	1,491	1.4	1,690	1.5	16,413
ATM operation business	1,324	1.4	2,320	2.2	2,827	2.5	27,450
Total revenues	97,315	100.0	106,248	100.0	114,272	100.0	1,109,655

COSTS AND EXPENSES:
Network services:
Backbone cost	3,371	3.5	3,535	3.3	3,762	3.3	36,531
Local access line cost	23,004	23.6	22,314	21.0	22,469	19.7	218,188
Other connectivity cost	351	0.4	383	0.4	398	0.3	3,865
Depreciation and amortization	3,170	3.3	2,945	2.8	3,480	3.0	33,792
Other	20,089	20.6	21,515	20.3	22,937	20.1	222,732
Total cost of network services	49,985	51.4	50,692	47.8	53,046	46.4	515,108

Cost of systems integration:
Cost of equipment sales related to systems integration	3,580	3.7	5,006	4.7	7,529	6.6	73,109
Other	21,399	22.0	25,419	23.9	28,981	25.4	281,429
Total cost of systems integration	24,979	25.7	30,425	28.6	36,510	32.0	354,538
Cost of equipment sales	980	1.0	1,318	1.2	1,527	1.3	14,824
Cost of ATM operation business	1,382	1.4	1,959	1.8	2,123	1.9	20,617
Total costs	77,326	79.5	84,395	79.4	93,206	81.6	905,087
Sales and marketing	7,947	8.2	8,059	7.6	8,548	7.5	83,003
General and administrative	5,300	5.4	5,632	5.3	6,374	5.5	61,896
Research and development	389	0.4	410	0.4	421	0.4	4,092
Total costs and expenses	90,962	93.5	98,495	92.7	108,549	95.0	1,054,078
OPERATING INCOME	6,353	6.5	7,753	7.3	5,723	5.0	55,577
OTHER INCOME (EXPENSES):
Dividend income	48	0.0	47	0.1	51	0.0	495
Interest income	35	0.0	26	0.0	27	0.0	260
Interest expense	(299)	(0.3)	(287)	(0.3)	(256)	(0.2)	(2,489)
Foreign exchange gain (loss), net	(5)	(0.0)	112	0.1	219	0.2	2,130
Net gain (loss) on sales of other investments	(3)	(0.0)	14	0.0	108	0.1	1,045
Net gain (loss) on other investments	-	-	-	-	313	0.3	3,043
Impairment of other investments	(160)	(0.2)	(20)	(0.0)	-	-	-
Other—net	7	0.0	112	0.1	90	0.1	872
Other income (expenses) — net	(377)	(0.4)	4	0.0	552	0.5	5,356
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	5,976	6.1	7,757	7.3	6,275	5.5	60,933

	Fiscal year ended March 31,
	2012		2013		2014
	(millions of yen except for percentage data)						(thousands of U.S. dollars (1))

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	5,976	6.1	7,757	7.3	6,275	5.5	60,933
INCOME TAX EXPENSE	2,525	2.6	2,608	2.5	1,795	1.6	17,433
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	124	0.1	168	0.2	204	0.2	1,981
NET INCOME	3,575	3.6	5,317	5	4,684	4.1	45,481
LESS: NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	66	0.1	(16)	0.0	(242)	(0.2)	(2,344)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC	¥3,641	3.7%	¥5,301	5.0%	¥4,442	3.9%	$43,137

_________________
(1)
The U.S. dollar amounts represent translation of yen amounts at the rate of ¥102.98 = U.S.$1.00 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2014.

The Fiscal Year Ended March 31, 2014 Compared to the Fiscal Year Ended March 31, 2013

Total revenues

Our total revenues were ¥114.3 billion for the fiscal year ended March 31, 2014, an increase of 7.6% compared to ¥106.2 billion for the previous fiscal year mainly due to an increase in the number and volume of systems construction projects and growth in monthly recurring revenues.

Network Services revenues. Revenues from network services, which comprise our Internet connectivity services for corporate use, Internet connectivity services for home use, WAN services and outsourcing services increased by 3.1% to ¥67.3 billion for the fiscal year ended March 31, 2014 from ¥65.2 billion for the previous fiscal year.

•
Internet connectivity services for corporate use. Revenues for Internet connectivity services for corporate use depend on customers’ bandwidth usage, the number of contracts and pricing for connectivity services. Revenues increased by 3.5% to ¥16.6 billion for the fiscal year ended March 31, 2014 from ¥16.0 billion for the previous fiscal year. IP connectivity service revenue increased by 1.4% to ¥10.4 billion for the fiscal year ended March 31, 2014 from ¥10.2 billion for the previous fiscal year. Revenues for mobile services for corporate use increased by 18.7% to ¥2.9 billion for the fiscal year ended March 31, 2014 from ¥2.4 billion for the previous fiscal year. Broadband services decreased by 0.7% to ¥3.1 billion for the fiscal year ended March 31, 2014 from ¥3.2 billion for the previous fiscal year. The revenue growth of our internet connectivity services for corporate use was mainly due to the increasing demands for mobile and broader bandwidth for IP services. Revenues from our internet connectivity services for corporate use were weaker than our initial expectation mainly because IP service revenues from a certain large network carrier with large IP services contracts did not increase as much as we initially expected. Although we do not expect prices of Internet connectivity services to increase significantly in the fiscal year ending March 31, 2015, we anticipate that customer demand, especially network business operators demand, for broader IP bandwidth will continue contributing to our revenue growth as the use of broader IP by corporate customers expands. We will also focus on acquiring new customers and contracts as well as increasing the bandwidth usage of existing customers by maintaining the quality of our services to differentiate them from those of our competitors.

•
Internet connectivity services for home use. Revenues for Internet connectivity services for home use depend on the number of each service contracts and pricing. For the fiscal year ended March 31, 2014, revenues increased by 10.2% to ¥6.0 billion from ¥5.5 billion for the previous fiscal year mainly because the increase in revenues from our LTE SIM card offerings which we began in February 2012 covered the decrease in revenues from our network service by hi-ho. For the fiscal year ended March 31, 2014, the revenues from hi-ho brand services decreased by 12.7% from the previous fiscal year, while the revenues from IIJ brand services increased by 68.3% from the previous fiscal year. Revenues related to our LTE SIM card offerings were approximately ¥1.7 billion for the fiscal year ended March 31, 2014, an increase of approximately ¥1.1 billion from the previous fiscal year. The number of LTE SIM card offerings contracts was approximately 139,000 contracts as of March 31, 2014, an increase of approximately 90,000 contracts from March 31, 2013. For the fiscal year ending March 31, 2015, we anticipate our LTE SIM card offerings contracts will continue to accumulate and contribute to the revenue growth.

•
WAN services. The WAN services that we offer are closed network services using connectivity such as Ethernet and dedicated access lines, and are mainly provided by IIJ-Global and IIJ. Revenues for WAN services depend on the number of contracted lines for WAN services and the customers’ bandwidth usage. For the fiscal year ended March 31, 2014, the revenues decreased by 0.6% to ¥25.0 billion from ¥25.2 billion for the previous fiscal year mainly due to cancellations and price reductions from certain large accounts’ contracts. For the fiscal year ending March 31, 2015, while we anticipate accumulating new contracts, the revenues may continue to decrease due to cancellations and price reductions in some contracts.

•
Outsourcing services. For outsourcing services, we are currently offering security-related, network-related, server-related, and data center-related outsourcing services, as well as cloud computing services, such as IIJ GIO/Hosting Package. Examples of our outsourcing services include, among others, firewall services, email- related services, web hosting services, anti-DDoS attack protection services, internet-VPN services and router rental services, which are provided mainly to our internet connectivity customers. Our revenues depend on our ability to cross-sell our existing outsourcing services, add new features to existing outsourcing services and introduce new services. For the fiscal year ended March 31, 2014, our outsourcing services revenues increased by 5.9% to ¥19.7 billion from ¥18.6 billion for the previous fiscal year. Revenues were weaker than expected as cloud and data center revenues from certain large game providers did not increase as much as we initially expected. We anticipate that corporate customers will increasingly rely on a broader range of our outsourcing services to enhance their productivity and to reduce costs. As a result, we expect our revenue from outsourcing services to continue to grow.

Systems integration revenues. Generally speaking, while Japanese customers, especially blue-chip companies, use ready-made network services to build their network systems, they also require customization to meet their individual needs. To meet such needs, we believe that it is important as a total network solution provider to provide systems construction together with network services. Therefore, we have been focusing on providing systems construction to our corporate customers. Systems construction is mainly IP-related network construction such as VPN network and IP-based server system construction such as web server and email server systems. Systems construction can be largely affected by the economic situation, as corporations usually reduce their IT-related investments during economic down times unless such investments are deemed critical.

For the fiscal year ended March 31, 2014, our revenues from systems integration, which include equipment sales related to systems integration, increased by 14.1% to ¥42.5 billion from ¥37.2 billion for the previous fiscal year. The increase was mainly due to the increase in systems construction revenues, a one-time revenue, which increased by 18.0% compared to the previous fiscal year. Systems operation and maintenance revenue increased by 11.3% compared to the previous fiscal year mainly due to the steady increase in IIJ GIO/Component. Order backlog for systems construction and equipment sales as of March 31, 2014 was ¥5.1 billion, an increase of 37.8% compared to March 31, 2013. Order backlog for systems operation and maintenance as of March 31, 2014 was ¥19.2 billion, an increase of 17.3% compared to March 31, 2013.

For the fiscal year ending March 31, 2015, systems construction revenue is expected to increase from the previous fiscal year as the Japanese economy has been improving. However, as systems integration revenues can fluctuate significantly in accordance with the absence or addition of a single large order. For systems operation and maintenance revenues, a recurring type revenue, we anticipate we can increase revenues compared to the fiscal year ended March 31, 2014 with the accumulation of contracts, including contracts for our cloud computing services, IIJ GIO/Component, as well as some of our construction projects migrating to the operation and maintenance phases.

Equipment sales revenues. For equipment sales, we sell third-party equipment to meet the one-stop needs of our customers. For the fiscal year ended March 31, 2014, the equipment sales revenues increased by 13.4% to ¥1.7 billion from ¥1.5 billion for the previous fiscal year.

ATM Operation Business revenues. Revenues from our ATM operation business were ¥2.8 billion for the fiscal year ended March 31, 2014 compared to ¥2.3 billion for the previous fiscal year. Revenues increased mainly along with the increase in the number of serviced ATMs. Trust Networks, our subsidiary which operates this business, receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. For the fiscal year ending March 31, 2015, we anticipate ATM operation business revenues to increase from the previous fiscal year along with the placement of additional ATMs.

Total cost of revenues

    Our total cost of revenues increased by 10.4% to ¥93.2 billion for the fiscal year ended March 31, 2014 from ¥84.4 billion for the previous fiscal year.

Cost of network services. Cost of network services increased by 4.6% to ¥53.0 billion for the fiscal year ended March 31, 2014 from ¥50.7 billion for the previous fiscal year. Gross margin ratio for network services revenues, which is the ratio of (1) the amount obtained by subtracting cost of network services from network services revenues to (2) network services revenues, decreased to 21.2% for the fiscal year ended March 31, 2014 from 22.3% for the previous fiscal year. The decrease was mainly because revenue growth was weaker than our initial expectation mainly because the revenue from our certain large customers did not increase as much as we anticipated, while recurring costs such as personnel-related, network operation-related costs increased.

Cost of systems integration. Cost of systems integration increased by 20.0% to ¥36.5 billion for the fiscal year ended March 31, 2014 from ¥30.4 billion for the previous fiscal year along with an increase in both the number and the size of systems integration projects. Gross margin ratio for systems integration, which is the ratio of (1) the amount obtained by subtracting cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, decreased to 14.0% for the fiscal year ended March 31, 2014 from 18.2% for the previous fiscal year. The decrease was mainly due to the accumulation of systems construction projects including large-scale projects that tend to have lower gross margin as well as price competition to acquire such projects.

Cost of equipment sales. Cost of equipment sales increased by 15.8% to ¥1.5 billion for the fiscal year ended March 31, 2014 from ¥1.3 billion for the previous fiscal year. The increase is primarily due to the increase in equipment sales revenues. Gross margin ratio for equipment sales, which is the ratio of (1) the amount obtained by subtracting cost of equipment sales from equipment sales revenues to (2) equipment sales revenues, decreased to 9.7% for the fiscal year ended March 31, 2014 from 11.6% for the previous fiscal year.

Cost of ATM Operation Business. Cost of the ATM operation business was ¥2.1 billion for the fiscal year ended March 31, 2014 compared to ¥2.0 billion for the previous fiscal year. Gross margin was ¥704 million for the fiscal year ended March 31, 2014 compared to ¥360 million for the previous fiscal year. Gross margin ratio for ATM operation business revenues, which is the ratio of (1) the amount obtained by subtracting cost of ATM operation business from ATM operation business revenues to (2) ATM operation business revenues, increased to 24.9% for the fiscal year ended March 31, 2014 from 15.5% for the previous fiscal year.  The cost of ATM operation business increased as we increased the number of serviced ATMs. As of May 15, 2014, 855 ATMs were in operation.

Total costs and expenses

Total costs and expenses, which includes total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased by 10.2% to ¥108.5 billion for the fiscal year ended March 31, 2014 from ¥98.5 billion for the previous fiscal year.

Sales and marketing. Sales and marketing expenses increased by 6.1% to ¥8.5 billion for the fiscal year ended March 31, 2014 from ¥8.1 billion for the previous fiscal year. The increase was mainly due to the increase in personnel-related expenses and sales commission expenses related to Internet connectivity services for home use. Amortization of customer relationships was ¥0.5 billion for the fiscal year ended March 31, 2014.

General and administrative. General and administrative expenses increased by 13.2% to ¥6.4 billion for the fiscal year ended March 31, 2014 from ¥5.6 billion for the previous fiscal year. The increase was mainly due to the increase in personnel-related expenses, rent expenses and depreciation related to asset retirement obligations, and commission expenses related to the procurement of employees.

Research and development. Research and development expenses increased by 2.8% to ¥421 million for the fiscal year ended March 31, 2014 from ¥410 million for the previous fiscal year.

Operating income

As a result of the foregoing factors, operating income decreased by 26.2% to ¥5.7 billion for the fiscal year ended March 31, 2014 from ¥7.8 billion for the previous fiscal year. The decrease was mainly because of the decrease in the gross margin of both network services and systems integration.

Other income (expenses)-net

Other income-net of ¥552 million was recorded for the fiscal year ended March 31, 2014, compared to other income-net of ¥4 million for the previous fiscal year.

Dividend income. Dividend income was ¥51 million for the fiscal year ended March 31, 2014 compared to ¥47 million for the previous fiscal year.

Interest income. Interest income was ¥27 million for the fiscal year ended March 31, 2014 compared to ¥26 million for the previous fiscal year.

Interest expense. Interest expense, comprising interest expense related to borrowings and capital lease obligations, amounted to ¥256 million for the fiscal year ended March 31, 2014 compared to ¥287 million for the previous fiscal year.

Foreign exchange gain (loss), net. Net foreign exchange gain amounted to ¥219 million for the fiscal year ended March 31, 2014 compared to the gain of ¥112 million for the previous fiscal year. Foreign exchange gain was mainly the result of the Japanese yen becoming weaker against the U.S. dollar in the year ended March 31, 2014.

Net gain (loss) on sales of other investments. For the fiscal year ended March 31, 2014, we recorded net gain on sales of other investments of ¥108 million compared to net gain of ¥14 million for the previous fiscal year.

Net gain (loss) on other investments. For the fiscal year ended March 31, 2014, we recorded net gain on other investments of ¥313 million, which was derived from realized gains on investments in funds, compared to no net gain or loss on other investments for the previous fiscal year.

Impairment of other investments. For the fiscal year ended March 31, 2014, we recorded no impairment loss on other investments compared to impairment loss of ¥20 million for the previous fiscal year.

Other-net. For the fiscal years ended March 31, 2013 and 2014, we recorded other income of ¥112 million and ¥90 million, respectively.

Income from operations before income tax expense and equity in net income of equity method investees

We recorded income from operations before income tax expense and equity in net income of equity method investees of ¥6.3 billion for the fiscal year ended March 31, 2014 compared to ¥7.8 billion for the previous fiscal year. The decrease primarily reflects the decrease in operating income.

Income tax expense

For the fiscal year ended March 31, 2014, we recorded an income tax expense of ¥1.8 billion compared to income tax expense of ¥2.6 billion for the previous fiscal year. The decrease was mainly due to the decrease in income from operations before income tax expense, and the increase in deferred income tax benefit mainly related to Trust Networks.

Equity in net income of equity method investees

Equity in net income of equity method investees was ¥204 million for the fiscal year ended March 31, 2014 compared to ¥168 million for the previous fiscal year, mainly due to income of i-revo and Multifeed.

Net (income) loss attributable to noncontrolling interests

Net income attributable to noncontrolling interests was ¥242 million for the fiscal year ended March 31, 2014 mainly related to Trust Networks compared to ¥16 million for the previous fiscal year.

Net income attributable to IIJ

Net income attributable to IIJ for the fiscal year ended March 31, 2014 was ¥4.4 billion compared to ¥5.3 billion for the previous fiscal year. The decrease primarily reflects the decrease in operating income by ¥2.0 billion compared to the previous fiscal year.

The Fiscal Year Ended March 31, 2013 Compared to the Fiscal Year Ended March 31, 2012

Total revenues

Our total revenues were ¥106.2 billion for the fiscal year ended March 31, 2013, an increase of 9.2% compared to ¥97.3 billion for the previous fiscal year, mainly due to the steady growth in monthly recurring type revenues and the increase in the number and volume of systems construction projects.

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

•
WAN services. The WAN services that we offer are closed network services using connectivity such as Ethernet and dedicated access lines, and are mainly provided by IIJ-Global and IIJ. Revenues for WAN services depend on the number of contracted lines for WAN services and the customers’ bandwidth usage. For the fiscal year ended March 31, 2013, with the cancellations and price reductions in some contracts, revenues decreased by 1.9% to ¥25.2 billion from ¥25.7 billion for the previous fiscal year.

•
Outsourcing services. For outsourcing services, we are currently offering security-related, network-related, server-related, data center-related outsourcing services and cloud computing services such as the IIJ GIO/Hosting Package. Examples of our outsourcing services include, among others, firewall services, email services, web hosting services, anti-DDoS attack protection services, internet-VPN services and router rental services, which are provided mainly to our internet connectivity customer base. Our revenues depend on our ability to cross-sell our existing outsourcing services, add new features to existing outsourcing services and introduce new services. For the fiscal year ended March 31, 2013, our outsourcing services revenues increased by 7.2% to ¥18.6 billion from ¥17.3 billion for the previous fiscal year as a result of steady usage growth of each of our outsourcing services and the continuous growth from IIJ GIO/Hosting Package.

Systems integration revenues. Generally speaking, while Japanese customers, especially blue-chip companies, use ready-made network services to build their network systems, they also require customization to meet their individual needs. To meet such needs, we believe that it is important, as a total network solution provider, to provide systems construction services together with network services. Therefore, we have been focusing on providing systems construction to our corporate customers. Systems construction, which we provide with our IP expertise, is mainly IP-related network construction such as VPN network and IP-based server system construction such as web server and email server systems. Systems construction can be largely affected by the economic situation, as corporations will presumably reduce their IT-related investments unless such investments are deemed critical.

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

ATM Operation Business revenues. Revenues from our ATM operation business were ¥2.3 billion for the fiscal year ended March 31, 2013 compared to ¥1.3 billion for the previous fiscal year. Revenue increased along with the increase in the number of serviced ATMs. Trust Networks, our subsidiary who is in charge of this business, receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs.

Total cost of revenues

Our total cost of revenues increased by 9.1% to ¥84.4 billion for the fiscal year ended March 31, 2013 from ¥77.3 billion for the previous fiscal year.

Cost of network services. Cost of network services revenues slightly increased by 1.4% to ¥50.7 billion for the fiscal year ended March 31, 2013 from ¥50.0 billion for the previous fiscal year. Gross margin ratio for network services, which is the ratio of (1) the amount obtained by subtracting cost of network services from network services revenues to (2) network services revenues, increased to 22.3% for the fiscal year ended March 31, 2013 from 21.2% for the previous fiscal year.

Cost of systems integration. Cost of systems integration increased by 21.8% to ¥30.4 billion for the fiscal year ended March 31, 2013 from ¥25.0 billion for the previous fiscal year mainly due to the increase in outsourcing cost and network operation related costs mostly for IIJ GIO. Gross margin ratio for systems integration revenues, which is the ratio of (1) the amount obtained by subtracting cost of systems integration from systems integration revenues to (2) systems integration revenues, decreased to 18.2% for the fiscal year ended March 31, 2013 from 20.6% for the previous fiscal year.

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

Cost of ATM Operation Business. Cost of the ATM operation business was ¥2.0 billion for the fiscal year ended March 31, 2013 compared to ¥1.4 billion for the previous fiscal year. Gross margin was a gain of ¥360 million for the fiscal year ended March 31, 2013 compared to a loss of ¥58 million for the previous fiscal year. The cost of ATM operation business slightly increased as Trust Networks increased the number of serviced ATMs. As of May 15, 2013, 625 ATMs were in operation.

Total costs and expenses

Total costs and expenses, which include total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased by 8.3% to ¥98.5 billion for the fiscal year ended March 31, 2013 from ¥91.0 billion for the previous fiscal year.

Sales and marketing. Sales and marketing expenses increased by 1.4% to ¥8.1 billion for the fiscal year ended March 31, 2013 from ¥7.9 billion for the previous fiscal year. The increase was mainly due to the increase in advertisement expenses. Amortization of customer relationships was ¥0.6 billion for the fiscal year ended March 31, 2013.

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

Operating income

As a result of the foregoing factors, operating income increased by 22.0% to ¥7.8 billion for the fiscal year ended March 31, 2013 from ¥6.4 billion for the previous fiscal year. There were increases in the gross margin of network services revenues and the returning profit of ATM operation business.

Other income (expenses)-net

Other income-net of ¥4 million was recorded for the fiscal year ended March 31, 2013, compared to other expense-net of ¥377 million for the previous fiscal year.

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

Impairment of other investments. For the fiscal year ended March 31, 2013, we recorded impairment losses on other investments of ¥20 million from nonmarketable and available-for-sale securities compared to impairment losses of ¥160 million for the previous fiscal year.

 Other-net. For the fiscal years ended March 31, 2012 and 2013, we recorded other income of ¥7 million and ¥112 million, respectively.

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

Net (income) loss attributable to noncontrolling interests

Net income attributable to noncontrolling interests was ¥16 million for the fiscal year ended March 31, 2013 related to Trust Networks compared to net loss attributable to noncontrolling interests of ¥66 million for the previous fiscal year.

Net income attributable to IIJ

Net income attributable to IIJ for the fiscal year ended March 31, 2013 was ¥5.3 billion compared to ¥3.6 billion for the previous fiscal year. The increase primarily reflects the increase in operating income by ¥1.4 billion compared to the previous fiscal year.

Segment Reporting

Currently, we have two business segments: network services and systems integration business segment and ATM operation business segment. Network services and systems integration business segment are comprised of Internet connectivity services, WAN services, outsourcing services, Systems integration and Equipment sales.

The following table presents net revenues and operating income (loss) for fiscal years 2012, 2013 and 2014 by segment.

Business Segment Summary:

	For the fiscal year ended March 31,
	2012	2013	2014	2014
	(millions of yen)			(thousands of U.S. dollars)
Revenues:
Network service and systems integration business	¥96,497	¥104,487	¥111,901	$1,086,633
ATM operation business	1,324	2,320	2,827	27,450
Elimination	506	559	456	4,428
Total	97,315	106,248	114,272	1,109.655
Operating income (loss):
Network service and systems integration business	6,631	7,629	5,275	51,221
ATM operation business	(194)	239	578	5,620
Elimination	84	115	130	1,264
Total	¥6,353	¥7,753	¥5,723	$55,577

Year Ended March 31, 2014 Compared to the Year Ended March 31, 2013

Network services and Systems Integration Business Segment

Net revenues from our network services and systems integration business segment, before elimination of intersegment revenues, increased by 7.1% to ¥111.9 billion for the fiscal year ended March 31, 2014 compared to ¥104.5 billion for the previous fiscal year. The increase in revenues was mainly due to the increase in systems integration and network services revenues. Operating costs and expenses of our network services and systems integration business for the fiscal year ended March 31, 2014 increased by 10.1% to ¥106.6 billion compared to ¥96.9 billion for the previous fiscal year, mainly due to the increases in costs of systems integration, network services and general and administrative expenses. As a result, operating income of our network services and systems integration business for the fiscal year ended March 31, 2014 decreased to ¥5.3 billion compared to ¥7.6 billion for the previous fiscal year.

ATM Operation Business Segment

Net revenues from our ATM operation business segment, before elimination of intersegment revenues, increased by 21.8% to ¥2.8 billion for the fiscal year ended March 31, 2014 compared to ¥2.3 billion for the previous fiscal year. Operating expense of our ATM operation business for the fiscal year ended March 31, 2014 was ¥2.2 billion compared to ¥2.1 billion for the previous fiscal year. As a result, operating income of our ATM operation business for the fiscal year ended March 31, 2014 was ¥0.6 billion compared to operating income of ¥0.2 billion for the previous fiscal year. As of May 15, 2014, 855 ATMs were in operation.

Year Ended March 31, 2013 Compared to the Year Ended March 31, 2012

Network services and Systems Integration Business Segment

Net revenues from our network services and systems integration business segment, before elimination of intersegment revenues, increased by 8.3% to ¥104.5 billion for the fiscal year ended March 31, 2013 compared to ¥96.5 billion for the previous fiscal year. The increase in revenues was mainly due to the increase in systems integration revenues. Operating costs and expenses of our network services and systems integration business for the fiscal year ended March 31, 2013 increased by 7.8% to ¥96.9 billion compared to ¥89.9 billion for the previous fiscal year, mainly due to the increases in costs of systems integration and general and administrative expenses. As a result, operating income of our network services and systems integration business for the fiscal year ended March 31, 2013 increased to ¥7.6 billion compared to ¥6.6 billion for the previous fiscal year.

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

Revenues from Internet connectivity services consist of Internet connectivity services for corporate use and Internet connectivity for home use. Internet Connectivity services for corporate use represent dedicated Internet access type services, such as IP service and Data Center Connectivity service, broadband Internet connectivity services that use fiber optic and ADSL access, such as IIJ FiberAccess/F Service and IIJ DSL/F Service and wireless broadband Internet connectivity services, such as IIJ Mobile Service. Internet Connectivity services for home use are provided under IIJ brands such as IIJ4U and IIJmio, hi-ho brand and others, and consist of dial-up services, optical based or ADSL based broadband services and wireless broadband internet connectivity services. WAN services are closed network services for corporate customers which mainly use dedicated lines. Outsourcing service revenues consist principally of sales of various Internet access-related services such as security related services, network related services, server related services, data center related services, cloud computing services and others.

 The term of these contracts is generally one month or one year. All of these services are billed and recognized monthly on a straight-line basis. Initial set up fees received in connection with network services are deferred and recognized over the estimated average period of the subscription for each service.

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

・	Monitoring and operating service ― we monitor our customer's network activity and internet connectivity to detect and report problems. We also provide constant data backup services.
・	Hardware and software maintenance service ―we repair or replace any malfunctioning parts of hardware. We examine software faults and provide suitable solutions to customers.

The system construction services are generally delivered over a three month period. All hardware and software are delivered and installed during this period. Customers are required to pay a specified fixed fee that is not payable until after the system construction has been completed and accepted by our customers.

Monitoring, operating and hardware and software maintenance services generally commence once our customers have accepted the system, and their contract periods are generally one to five years. Our contracts include a stated annual fee for these services.

For multiple-element arrangements that include system construction service, hardware, software essential to the hardware product’s functionality and undelivered non-software services (e.g., monitoring and operating service), the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”) and (iii) best estimate of the selling price (“ESP”). The allocation of revenue is based mainly on the Company’s ESPs except for certain undelivered non-software services for which VSOE has been established. The Company’s process for determining its ESP for deliverables includes various factors that may vary depending on the circumstances and specific characteristics related to each deliverable. In developing the ESP, the Company considers customer demand, the existence and effect of competitors, general profit margin realized in the marketplace, volume of the transactions, the Company’s internal costs of providing the deliverables, the profit objectives including targeted and historical margins realized on similar sales to similar customers and the historical pricing practices.

The method used to account for each unit and the period over which each unit of accounting is recognized are as follows:

・
Revenue allocated to system construction services is accounted for using contract accounting. System construction service revenues, which are generally completed within three months, are recognized based on the completed-contract method in compliance with Accounting Standards Codification (“ASC”) 605-35-25-92 because the Company is unable to bill customers and the title to the constructed network system is not transferred to the customers unless they are satisfied with and accept the completed systems.

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

Useful lives of property and equipment

Property and equipment, net recorded on our balance sheet was ¥27.0 billion at March 31, 2014, representing 26.0% of our total assets. Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including capitalized software and capital leases, are computed principally using the straight line method based on either the estimated useful lives of assets or the lease period, whichever is shorter. Our depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2012, 2013 and 2014 were ¥6.5 billion, ¥7.0 billion and ¥8.4 billion, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes at March 31, 2014, were as follows:

Item	Useful Lives
Data communications, office and other equipment	3 to 20 years
Buildings	20 years
Leasehold improvements	8 to 20 years
Capitalized software	5 years
Capital leases	4 to 6 years

If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2012, 2013, and 2014 were ¥62 million, ¥15 million and ¥83 million, respectively.

A one-year change in the useful life of these assets would have increased or decreased depreciation expense by approximately ¥3.5 billion and ¥2.2 billion, respectively.

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

No impairment of goodwill was recognized during the years ended March 31, 2012, 2013 and 2014.

The Company recorded ¥37 million and ¥48 million of loss on impairment of the trademark right related to hi-ho in “Sales and marketing” expenses in the Company’s consolidated statement of income for the year ended March 31, 2012 and 2013, respectively. Because hi-ho recently recorded an operating loss, the Company recognized that the trademark might be impaired. The carrying value of the trademark exceeded its fair value and the impairment loss was recognized in an amount equal to the excess of the carrying amount of the trademark over the fair value of the trademark. The fair value of the trademark was calculated with the relief from royalty method. The amount of loss was included in the Network service and system integration business segment.

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

On April 2, 2012, IIJ acquired a new subsidiary, IIJ-Exlayer and recorded goodwill of ¥182 million. The goodwill components were mainly attributable to human resources and the goodwill was included in the network service and system integration business segment.

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

Allowance for doubtful accounts and uncollectible contractual prepayments

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. At March 31, 2013 and 2014, we maintained allowances for doubtful accounts of ¥176 million and ¥117 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. As of March 31, 2014, we had tax operating loss carryforwards not subject to consolidation tax filing of ¥3.8 billion, and tax operating loss carryforwards related to enterprise tax and inhabitant tax subject to consolidation tax filing of ¥0.3 billion and ¥0.1 billion respectively. The tax operating loss carryforwards are available to offset future taxable income and will expire as shown in Note 12 of our consolidated financial statements. We recognized deferred tax benefit of ¥0.7 billion mainly due to a release of valuation allowance on loss carryforwards of Trust Networks for the fiscal year ended March 31, 2014. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if there are changes in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years, a release of or an increase in valuation allowance against deferred tax assets related to tax operating loss carryforwards and other temporary differences would result in the decrease or increase in deferred tax expense.

Valuation of investments

We have investments in securities, and the valuation of such investments and funds requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As of March 31, 2014, we had available-for-sale securities of ¥3.8 billion and cost method investments of ¥2.6 billion.

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

Non-marketable equity securities are carried at cost as fair value is not readily determinable. When we evaluate whether non-marketable equity securities are impaired or not, we evaluate first whether an event or change in circumstances has occurred in the period that may have significant adverse effect on the fair value of the securities (an impairment indicator). We use such impairment indicators as follows:

・	A significant deterioration in the earnings performance or business prospects of the investee.

・	A significant adverse change in the regulatory, economic, or technological environment of the investee.

・	A significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates.

・	A recent example of the new issuance of a security, in which the issue price is less than our cost.

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

Our unrealized loss on investments in marketable equity securities as of March 31, 2014 relates to Japanese companies (6 issuers) in various industries. The fair value of each investment is between 0.6% and 13.4%, less than its cost. The duration of the unrealized loss position was less than 12 months. We evaluated the near-term prospects of the issuer and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and our ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of fair value, we do not consider the investments to be other-than-temporarily impaired at March 31, 2014.

Impairment of investments in certain marketable equity securities and nonmarketable equity securities, including funds, included in “Other income (expenses)” in our consolidated statements of income, were recognized to reflect the decline in value considered to be other than temporary, which were ¥88 million and ¥72  million, respectively, for the year ended March 31, 2012, ¥20 million and zero, respectively, for the year ended March 31, 2013.

In addition to investments in securities, we also have investments in equities for which we have significant influence over the investee’s operations and financial positions and are accounted for by the equity method. For other than temporary declines in the value of such investments below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

Pension benefits costs

Employee pension benefit costs and obligations are dependent on certain assumptions including discount rate, retirement rate and rate of increase in compensation levels, which are based upon current statistical data, as well as the expected long-term rate of return on plan assets and other factors. Specifically, the discount rate and expected long-term rate of return on assets are two critical assumptions in the determination of periodic pension cost and pension liabilities. Assumptions are evaluated at least annually and when events occur or circumstances change which could have a significant effect on these critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods. Therefore, actual results generally affect recognized expenses and the recorded obligations for pensions in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension obligations and future expenses.

We used a discount rate of 1.7% for the projected benefit obligation as of March 31, 2014. The discount rate was determined by using the market yield of high-quality fixed income securities reflecting the estimated timing of benefit payments.

We used an expected long-term rate of return on pension plan assets of 2.4% as of March 31, 2014. To determine the expected long-term rate of return on pension plan assets, we consider a combination of historical returns and prospective return assumptions derived from the pension trust funds’ managing company. The actual return on the pension plan assets for the year ended March 31, 2014 was 6.0%.

The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plan as of March 31, 2014.

Change in Assumption	Pre-Tax PBO	Pension Expense	Equity (Net of Tax)
(millions of yen)
50 basis point increase/decrease in discount rate	(336)/371	(31)/45	20/(29)
50 basis point increase/decrease in expected return on assets	-	(12)/12	-/(8)

Stock Based Compensation

The Company measures and records the compensation cost from stock compensation-type stock options based on fair value. The fair value of the stock option is measured on the date of grant using the Black-Scholes option-pricing model, and amortized over the requisite service period. The compensation cost is mainly included in “General and administrative expense.”

New Accounting Guidance

In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-11, "Balance Sheet: Disclosures about Offsetting Assets and Liabilities," which requires new disclosures about financial instruments and derivative instruments that are either offset by or subject to an enforceable master netting arrangement or similar agreement. In January 2013, the FASB issued ASU 2013-01, "Balance Sheet: Clarifying the Scope of Disclosures about Offsetting Asset and Liabilities," which clarifies the scope of the offsetting disclosures of ASU 2011-11. Both ASUs are effective for fiscal years beginning on or after January 1, 2013 and interim periods within those years and the Company adopted this ASU in the first quarter beginning April 1, 2013. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In July 2012, the FASB issued ASU 2012-02, "Intangibles－Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment," which provides new guidance on the annual indefinite-lived intangible assets impairment testing. The objective of the amendments in this Update is to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, “Intangibles—Goodwill and Other—General Intangibles Other than Goodwill”. This ASU is effective for annual and interim indefinite-lived intangible assets impairment tests performed for fiscal years beginning after September 15, 2012 and the Company adopted this ASU in the first quarter beginning April 1, 2013. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income,” which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012 and the Company adopted this ASU in the first quarter beginning April 1, 2013. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations. See Note 15 “Other Comprehensive Income (Loss)” to our consolidated financial statements included in this annual report for the disclosures related to this adoption.

Accounting Guidance Issued But Not Adopted as of March 31, 2014

In July 2013, the FASB issued ASU 2013-11, “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which defines the presentation requirements of an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted and retrospective application is permitted, but not required. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. This guidance also requires an entity to improve disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The Company is currently evaluating the impact of adopting this guidance.

B.     Liquidity and Capital Resources

Liquidity and Capital Requirements

Our principal capital and liquidity needs in recent years have been for capital expenditures for the development, expansion and maintenance of our network infrastructure, lease payments, payment of principal and interest on outstanding borrowings, investments in group companies and, other working capital.

Capital expenditures. Most of our capital expenditures relate primarily to the development, expansion and maintenance of our network and service infrastructures and of our internal back-office systems. The investments are mostly for routers, servers, network equipment, containers, other facilities necessary to offer services on our network and software. The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three fiscal years. Capital expenditures for the fiscal year ended March 31, 2014 were larger than the fiscal year ended March 31, 2012 and 2013, mainly because there were capital expenditures related to our construction of our second container-based module type data center and our head office relocation.

	For the fiscal year ended March 31,
	2012	2013	2014
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥10,917	¥10,405	¥12,560

_________________
(1)
Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.”

We expect that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2015 related to our network services and systems integration business will be larger than the expected amount for the fiscal year ended March 31, 2014. There will be capital expenditures for facilities and equipment for cloud computing services and for network equipment and software which are related to the usual expansion and improvement of our existing network. In addition, there will be capital expenditures related to our head office relocation and our ATM operation business which is also expected to increase compared to the previous fiscal year along with the placement of new ATMs.

We recorded a loss on disposal of property and equipment of ¥62 million, ¥15 million and ¥83 million for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including our domestic and international backbone as well as local access lines that our customers use to connect to our network. The leases for domestic and international backbone connectivity are generally non-cancelable for a minimum one-year lease period We also lease office premises, for which refundable lease deposits are capitalized as guarantee deposits, certain office equipment under non-cancelable operating leases, and its network operation centers under non cancelable operating leases which expire on various dates through the year 2020. Lease expenses related to backbone lines for the fiscal years ended March 31, 2012, 2013 and 2014, amounted to ¥3.4 billion, ¥3.5 billion and ¥3.8 billion, respectively. Lease expenses for local access lines for the fiscal years ended March 31, 2012, 2013 and 2014 amounted to ¥23.1 billion, ¥22.5 billion and ¥22.6 billion, respectively. Other lease expenses for the fiscal years ended March 31, 2012, 2013 and 2014, amounted to ¥5.9 billion, ¥6.0  billion and ¥6.5 billion, respectively.

We conduct our connectivity and other services, including cloud computing services by using data communications and other equipment leased under capital lease arrangements. For our ATM operation business, we expect to continuously put into operation new ATMs which are acquired by leasing transactions for the time being, therefore lease payments for ATMs will increase along with placing new ATMs into operation.

We sold ATM equipment procured from a third party vendor, which amounted to ¥0.6 billion and ¥0.5 billion, to the leasing company for the years ended March 31, 2013 and 2014 and concurrently entered into an capital lease arrangement to lease the equipment back which resulted in total lease payments of ¥0.6 billion due by February 2018 and ¥0.6 billion due by February 2019, related to the lease contracts made in the year ended March 31, 2013 and 2014, respectively.

The fair value of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥21.9 billion and ¥13.3 billion at March 31, 2013 and ¥22.9 billion and ¥14.8 billion at March 31, 2014, respectively.

As of March 31, 2014, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payment due by period
		(millions of yen)
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Connectivity lines operating leases	¥2	¥2	－	－	－
Other operating leases	8,365	2,100	¥5,589	¥593	¥83
Capital leases	8,620	3,896	4,164	560	－
Total minimum lease payments (1)	¥16,987	¥5,998	¥9,753	¥1,153	¥83

_________________
(1)	See Note 9 “Leases” to our consolidated financial statements included in this annual report.

Payments of principal and interest on outstanding borrowings. We require cash for payments of interest and principal on our outstanding borrowings.

Short-term borrowings. As of March 31, 2014, our short-term borrowings consisting of bank overdrafts was ¥9.4 billion. The weighted average interest rate of our short-term borrowings at March 31, 2014 was 0.600%. Our short-term borrowings as of March 31, 2014 stayed the same as the balance of March 31, 2013. Our unused balance under our bank overdraft agreements, uncommitted, was ¥10.6 billion in short-term borrowings as of March 31, 2014.

Long-term borrowings. As of March 31, 2014, our long-term borrowings, including current portion, was ¥1.0 billion. The weighted average interest rates for our long-term borrowings were 0.901% at March 31, 2014.

Annual maturities of long-term borrowings as of March 31, 2014, are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31:
2015	¥980	$9,517
Total	980	9,517

Collateral for borrowings. Substantially all of our short-term and long-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the banks may require us to provide collateral or guarantees with respect to the borrowings. We did not provide banks with any collateral for outstanding loans as of March 31, 2013 and 2014. Our primary banking relationships are with Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, and Mitsubishi UFJ Trust and Banking Corporation. The banks are also shareholders and customers of ours.

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

Capital Resources

We seek to manage our capital resources and liquidity to provide sufficient funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions, capital leases and issuances of equity securities. At March 31, 2014, we had cash and cash equivalents of ¥22.4 billion.

Short-term and long-term borrowings. Short-term and long-term borrowings provide us with an important source for maintaining an adequate level of working capital, acquisition of fixed assets and investments. The funding for the acquisition for IIJ-Global in fiscal year ended March 31, 2011 was met by short-term borrowings, which were partially repaid and refinanced by long-term borrowing from Japanese banks. We plan to continue to refinance our short-term borrowings or use the unused balance outstanding of ¥10.6 billion, uncommitted, as of March 31, 2014 under the bank overdraft agreement for maintaining adequate level of working capital, acquisition of fixed assets and investments. See — Payments of principal and interest on outstanding borrowings.

Cash flows from operating activities. We generated ¥8.8 billion by operating activities for the year ended March 31, 2014. See — Cash Flows.

Capital leases. Capital leases also provide us with an important source of financing. See Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

Cash Flows

We had cash and cash equivalents of ¥22.4 billion at March 31, 2014 compared to ¥12.3 billion at March 31, 2013.

The following table presents information about our cash flows during the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal year ended March 31,
	2012	2013	2014
	(millions of yen)
Net cash provided by operating activities	¥11,659	¥9,639	¥8,787
Net cash used in investing activities	(5,954)	(5,946)	(10,203)
Net cash provided by (used in) financing activities	(5,464)	(4,996)	11,382
Effect of exchange rate changes on cash and cash equivalents	(18)	25	196
Net increase (decrease) in cash and cash equivalents	223	(1,278)	10,162
Cash and cash equivalents at beginning of the year	13,314	13,537	12,259
Cash and cash equivalents at end of the year	¥13,537	¥12,259	¥22,421

Year Ended March 31, 2014 as Compared to the Year Ended March 31, 2013

Net cash provided by operating activities for the fiscal year ended March 31, 2014 was ¥8.8 billion, a decrease of ¥0.9 billion from ¥9.6 billion for the previous fiscal year. The decrease was mainly due to the decrease in net income and the timing of working capital receipts and payments reflected in changes in operating assets and liabilities.  Net income decreased by ¥0.6 billion compared to the previous fiscal year. Changes in operating assets and liabilities for the fiscal year ended March 31, 2014 compared to the previous fiscal year mainly reflect the following factors: an increase of ¥0.3 billion in accounts receivable as compared to ¥2.9 billion in the prior fiscal year, amounting to a change of ¥2.6 billion; an increase in accounts payable of ¥0.5 billion as compared to ¥1.9 billion in the prior fiscal year, amounting to a change of ¥1.4 billion; and an increase in deferred income ―noncurrent of ¥0.1 billion as compared to an increase of ¥1.0 billion in the prior fiscal year, amounting to a total change of ¥0.9 billion.

Net cash used in investing activities for the fiscal year ended March 31, 2014 was ¥10.2 billion, an increase of ¥4.3 billion from ¥6.0 billion for the previous fiscal year. The increase compared to the previous fiscal year mainly reflects the following factors: an increase of ¥3.5 billion in purchases of property and equipment mainly due to the increase in our investments for our cloud computing service IIJ GIO, an increase of ¥0.7 billion in purchases of other investments, and an increase of ¥0.5 billion in payments of guarantee deposits along with our office expansion.

Net cash provided by financing activities for the fiscal year ended March 31, 2014 was ¥11.4 billion compared to net cash used in financing activities of ¥5.0 billion for the previous fiscal year. There were proceeds from issuance of common stock of ¥17.3 billion, net of issuance cost, an increase in principal payments under capital leases by ¥0.3 billion and an increase in net repayment of borrowings by ¥0.4 billion.

Year Ended March 31, 2013 as Compared to the Year Ended March 31, 2012

Net cash provided by operating activities for the fiscal year ended March 31, 2013 was ¥9.6 billion, a decrease of ¥2.0 billion from ¥11.7 billion for the previous fiscal year. While net income increased by ¥1.7 billion compared to the previous fiscal year, depreciation and amortization increased by ¥0.4 billion. Changes in operating assets and liabilities for the fiscal year ended March 31, 2013 compared to the previous fiscal year mainly reflect the following factors: an increase of ¥2.9 billion in accounts receivable as compared to a decrease of ¥0.6 billion in the prior fiscal year, amounting to a total change in increases and decreases of ¥3.5 billion; an increase in inventories, prepaid expenses and other current and noncurrent  assets of ¥2.4 billion as compared to an increase of ¥0.2 billion in the prior fiscal year, amounting to a total change in increases of ¥2.2 billion; and a decrease in income taxes payable of ¥0.5 billion as compared to an increase of ¥1.8 billion in the prior fiscal year, amounting to a total change in increases and decreases of ¥2.3 billion.

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

Contingencies

We did not have any material contingent liabilities as of March 31, 2014.

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

Revenues

We have two business segments: a network services and systems integration business segment and an ATM operation business segment. Network services and systems integration business segment is comprised of Internet connectivity services, WAN services, Outsourcing services, Systems integration and Equipment sales.

Network services revenues

Network services revenues consist of our revenues from Internet connectivity services for corporate use, Internet connectivity services for home use, WAN services and outsourcing services. Our network services revenues accounted for 58.9% of our total revenues for the fiscal year ended March 31, 2014, 61.4% for the fiscal year ended March 31, 2013, and 65.2% of our total revenues for the fiscal year ended March 31, 2012. As our Internet connectivity services and WAN services customers are more likely to use our outsourcing services or systems integration as their network needs develop, Internet connectivity services and WAN services are important for the growth of our outsourcing services or systems integration business.

Internet connectivity services for corporate use

Our revenues from Internet connectivity services for corporate use accounted for 14.5% of our total revenues for the fiscal year ended March 31, 2014, 15.1% for the fiscal year ended March 31, 2013, and 15.1% for the fiscal year ended March 31, 2012. Revenues from Internet connectivity services for corporate use depend on the size of our customer base, the average contracted bandwidth and unit price of our services. The market for Internet connectivity services for corporate users is generally following three trends:

•
Increased contracted bandwidth. Total contracted bandwidth for Internet connectivity services for corporate customers increased to 1,539.3 Gbps as of March 31, 2014 from 1,218.7 Gbps for the previous fiscal year end. The number of IP Service contracts for the bandwidth over 100 Mbps increased to 719 for the fiscal year ended March 31, 2014 from 608 for the previous fiscal year end. This increase is mainly due to an increase in customers' demand for broader bandwidth for their Internet connectivity. The total contracted bandwidth for Internet connectivity services for corporate users is calculated by adding the contracted bandwidth for each of the following services: IP Service, IIJ Data Center Connectivity Service and Broadband Services. Although we do not expect revenue per contract to grow in the fiscal year ending March 31, 2015 due to continuing competition, we believe that customer demand for broader bandwidth will continue as the use of broadband by corporate customers expands, and we will try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services to differentiate them from those of our competitors.

•
Increased demands for broadband services. Demand for broadband services such as IIJ FiberAccess/F, IIJ DSL/F and IIJ DSL/A is steadily increasing as the services are used more often to connect corporate branches and remote offices. For access lines, the services use ADSL lines with a maximum speed of 47 Mbps or optical lines with maximum speeds of 100 Mbps, 200 Mbps or 1 Gbps. The number of contracts for our broadband services increased to 56,384 as of March 31, 2014 from 48,940 for the previous fiscal year end. We also expect that demand for broadband services will contribute to an increase in our outsourcing services and systems integration revenues as usage and implementation of these connectivity services increase the demand for outsourcing services such as security services and network systems integration.

•
Increased demands for Mobile Data Communications services. Demand for our mobile data communications service, IIJ Mobile Service, which is provided under MVNO, has increased rapidly since its introduction in January 2008. The number of contracts for IIJ Mobile Service increased to 83,124 as of March 31, 2014 from 62,517 for the previous fiscal year end. Corporate customers who are highly security conscious are looking for data communication services with high security features such as VPN access and private access. From February 2012, we launched the LTE mobile data communication service under MVNO. We are seeing more orders related to M2M system needs as well as increasing needs for us to offer our MVNO platform for our corporate customers’ service platform. We expect demand for mobile data communication services to contribute to an increase in our outsourcing services and systems integration revenues as usage and implementation of these connectivity services increase the demand for outsourcing services such as security services and network systems integration.

Although we do not expect prices of Internet connectivity services to increase significantly in the fiscal year ending March 31, 2015, we anticipate that customer demand for broader bandwidth and the increase in the number of contracts will continue contributing to our revenue growth as the use of broadband by corporate customers expands. We will also focus on acquiring new customers as well as increasing the bandwidth of existing customers by maintaining the quality of our services to differentiate them from those of our competitors.

Internet Connectivity services for home use

Our revenues from Internet connectivity services for home use accounted for 5.3% of our total revenues for the fiscal year ended March 31, 2014, 5.1% for the fiscal year ended March 31, 2013, and 5.9% for the fiscal year ended March 31, 2012. Revenues from Internet connectivity services for home use depend on the size of our customer base and pricing. The size of our customer base depends primarily on the popularity of services under the hi-ho brand name, our OEM services, and the attractiveness of our service offerings which is measured primarily by the quality of service provided to subscribers and our ability to attract new customers by offering remote access solutions in combination with various access and security services. In February 2012, wireless LTE Internet connectivity service using NTT DoCoMo network was added to the service line-up. The revenue of LTE Internet connectivity service for home use increased to ¥1.7 billion for the fiscal year ended March 31, 2014 from ¥0.6 billion from the previous fiscal year. The number of contracts of LTE Internet connectivity service for home use was approximately 139,000 as of March 31, 2014, an increase of approximately 90,000 contracts from March 31, 2013.

We offer our Internet connectivity services for home use not only by ourselves but also through OEM services such as under hi-ho and Excite Japan Co., Ltd. These service providers sell Internet connectivity services to consumers under their own name but they are using our Internet network infrastructure to provide such services.

The number of contracts for Internet connectivity services for home use increased to 625,297 as of March 31, 2014 from 489,223 for the previous year end. The use of sales partners and LTE Internet connectivity service contributed to the increase in the number of contracts.

WAN services

Our revenues from WAN services accounted for 21.9% of our total revenues for the fiscal year ended March 31, 2014, 23.7% for the fiscal year ended March 31, 2013, and 26.4% for the fiscal year ended March 31, 2012. Demand for WAN services is relatively stable with continuous use of WAN services by certain clients but revenues can fluctuate significantly in accordance with the absence or addition of a single large order, accordingly future revenue is difficult to forecast. For the fiscal year ended March 31, 2014, three of our particularly large customers using WAN services asked us for a price cut when renewing their multiple year contracts which resulted in a deterioration of WAN services profitability.

Outsourcing Services

Our revenues from outsourcing services accounted for 17.2% of our total revenues for the fiscal year ended March 31, 2014, 17.5% for the fiscal year ended March 31, 2013, and 17.8% for the fiscal year ended March 31, 2012. Outsourcing services consist of network-related services, server-related services, security-related services, data center-related facility services and operation and management services, and IIJ GIO/Hosting Package, one of our cloud computing services. For the fiscal year ended March 31, 2014, outsourcing services revenues increased to ¥19.7 billion from ¥18.6 billion for the fiscal year ended March 31, 2013 and from ¥17.3 billion for the fiscal year ended March 31, 2012. Excluding the revenue growth from IIJ GIO/Hosting Package, outsourcing service for the fiscal year ended March 31, 2014 increased by 1.8% compared to the previous fiscal year.

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

Systems construction, which is a one-time revenue, accounted for 16.3% of our total revenues for the fiscal year ended March 31, 2014, 14.9% for the fiscal year ended March 31, 2013, and 12.3% for the fiscal year ended March 31, 2012. Systems construction revenues, including related equipment sales revenues for the fiscal year ended March 31, 2014 increased from the previous fiscal year as both the number and scale of systems construction projects increased.

Systems operation and maintenance, which is a monthly recurring revenue, accounted for 20.8% of our total revenues for the fiscal year ended March 31, 2014, 20.1% for the fiscal year ended March 31, 2013, and 20.0% for the fiscal year ended March 31, 2012. Revenue for IIJ GIO/Component service, one of our cloud computing services, is included in the systems operation and maintenance revenues. Systems operation and maintenance revenues for the fiscal year ended March 31, 2014 increased by 11.3% compared to the previous fiscal year due to the steady increase in IIJ GIO/Component. Excluding the revenue growth from IIJ GIO/Component service, systems operation and maintenance revenues decreased by 2.4% compared to the previous fiscal year.

For the fiscal year ending March 31, 2015, we should continue to see strong IT investment appetite with the recent recovery of the Japanese economy and expect revenue to increase from the fiscal year ended March 31, 2014. As systems integration revenues can fluctuate significantly in accordance with the absence or addition of a single large order, they are accordingly difficult to forecast. For systems operation and maintenance revenues, we anticipate we can increase them from the increase in systems construction revenue and by accumulating contracts, especially contracts for our cloud computing services, IIJ GIO/Component. In the mid- to long-term, we also anticipate that Japanese companies will increase IT-related investments for their network systems when the general economic situation and the business results of Japanese companies recover.

Equipment sales revenues

 Our equipment sales revenues consist primarily of sales of networking and other related equipment as requested by our customers, other than that provided in connection with our systems integration services. Our equipment sales revenues accounted for 1.5% of our total revenues for the fiscal year ended March 31, 2014, 1.4% for the fiscal year ended March 31, 2013, and 1.1% for the fiscal year ended March 31, 2012.

ATM Operation Business revenues

ATM operation business revenues consist primarily of commission fees for each withdrawing transaction with the use of ATMs. ATMs commission fees collected from each withdrawal are aggregated every month and recognized as ATM operation business revenues. Our ATM operation business revenues accounted for 2.5%, 2.2%, 1.4% of our total revenues for the fiscal year ended March 31, 2014, 2013, and 2012, respectively. The ATM operation business revenues increase along with the placement of ATMs. For the fiscal year ended March 31, 2014, 2013 and 2012, the revenue of ATM operation business was ¥2.8 billion, ¥2.3 billion and ¥1.3 billion, respectively.

Additional factors affecting revenues

A number of other factors may affect demand for our services and in turn our revenues, including overall increases in business usage of Internet and network solutions and our range of service offerings.

•
Increase in business usage: Our revenues will be affected by the extent and speed with which businesses in Japan utilize Internet and network solutions to their full potential, including, for example, electronic transactions between businesses and wider range of devices accessing to Internet. Such services require high-quality and high-capacity connectivity services for both businesses and individuals. Such services also require provision of total network solutions including various Internet connectivity services, systems integration and other outsourcing services which we believe we are well positioned to provide. The degree of business usage will also depend upon a variety of factors including:

•	technological advances, reliability of security systems and users’ familiarity with and confidence in new technologies,

•	the rate at which Japanese companies in certain industries significantly increases their Internet usage, and

•	corporate budgets for information technologies, including Internet-related items.

•
Range of service offerings: To increase our revenues from business users, we provide a wide variety of services and are introducing new services. For Internet connectivity services, we have introduced LTE services as an addition to our mobile services. We are also broadening the service line-up of IIJ GIO, our cloud computing services. We anticipate these steps will allow us to sell a greater variety of services to our high-end corporate users and to capture a greater amount of the current growth and demand. However, we will still be strongly dependent on the Japanese economy and on the Japanese companies and their information technology budgets. We expect Internet usage to continue to grow in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to offer a broad range of services to meet our customers’ demands will significantly influence our future revenues.

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

•
Our cloud computing services "IIJ GIO": We are currently focusing on providing and expanding our cloud computing service, IIJ GIO/Hosting Package and IIJ GIO/Component. The cloud computing services revenues are accounted for in outsourcing services and systems operation and maintenance. For the fiscal year ended March 31, 2014, revenues for IIJ GIO were approximately ¥9.8 billion and for the fiscal year ending March 31, 2015, we expect the cloud related revenue to reach over ¥13.0 billion.

•	Synergies between group companies: The group works together as a team to provide network solutions to our customers, mainly corporate and governmental organizations.

•
Overseas business: The group is enhancing its overseas operation mainly to fulfill the broad range of IT network related needs of our Japanese clients that are headed abroad to expand their overseas business. As a group, we aim to expand our cloud computing related services and overseas business by leveraging our client base and our engineering skills. However, our overseas business portion is still very small. For the fiscal year ended March 31 2014, our overseas revenue was approximately ¥4.1 billion compared to approximately ¥3.6 billion for the previous fiscal year.

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

We have made continuous investments in past years to develop and expand our network. For the fiscal year ended March 31, 2014, our leased line and other connectivity costs were ¥26.6 billion or 39.6% of our total network services revenues. For the previous fiscal year, these costs were ¥26.2 billion or 40.2% of total our network services revenues.

•
Backbone cost: Backbone cost for the fiscal year ended March 31, 2014 was ¥3.8 billion, an increase compared to the fiscal year ended March 31, 2013. We do not expect that our backbone costs to significantly increase.

•
Dedicated local access line costs: We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs for the fiscal year ended March 31, 2014 were ¥22.5 billion compared to ¥22.3 billion for the fiscal year ended March 31, 2013. Other connectivity costs were ¥0.4 billion for the fiscal year ended March 31, 2014, compared to ¥0.4 billion for the previous fiscal year.

Depreciation and amortization cost related to network service revenues increased to ¥3.5 billion for the fiscal year ended March 31, 2014 from ¥2.9 billion for the fiscal year ended March 31, 2013 along with the increase in capital expenditures related to network service revenues. Along with the increase in capital expenditures, we expect depreciation and amortization to increase.

Costs of systems integration revenues and equipment sales

The cost of our systems integration revenues and equipment sales consists of purchasing costs, personnel-related costs, outsourcing-related costs, network operation-related costs and other costs. Purchasing costs increase or decrease in tandem with systems construction revenues and equipment sales revenues. Personnel and outsourcing-related costs are mainly costs of engineering staff. Network operation-related costs are costs such as depreciation and amortization of capital leases for system-related equipment including facilities and equipment for cloud computing services. The main determinant of whether our gross margin will increase or decrease depends on whether we can secure profit for each systems integration project, whether we are able to adequately control the man-hour for each systems integration project as initially estimated, the profitability of our cloud computing services and whether we are able to achieve enough revenue that covers our total costs. For the fiscal year ending March 31, 2015, along with the increase in systems construction revenue which we expect to increase as the Japanese economy recovers, we expect the costs of systems integration revenues to also increase. We should continue to focus on controlling personnel and outsourcing costs adequately as well as carefully consider the timing of increasing facilities and equipment for IIJ GIO as cloud computing services require initial investment.

Costs of ATM Operation Business

Our cost of the ATM operation business consists primarily of systems related costs including up-front system development and outsourcing related costs. For the fiscal year ended March 31, 2014, the ATM operation business recorded approximately ¥2.1 billion in cost. Along with the increased number of serviced ATMs, additional capital expenditures including capitalized leases related to the placement of ATMs in places such as Japanese pachinko parlors, operation and maintenance fees and other costs will increase.

Sales and marketing

Our sales and marketing expenses consist primarily of personnel expenses related to sales and marketing activities,  general advertising expenses, sales commission and written-off accounts receivable. Our sales and marketing expenses will increase to the extent that we expand our operations, hire additional employees and increase our sales and marketing activities. We expect sales and marketing expenses to increase in the fiscal year ending March 31, 2015 in accordance with our business expansion, increase in the number of sales personnel and to further promotion of our cloud computing related services and LTE SIM card offerings.

General and administrative

Our general and administrative expenses include primarily expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. Our general and administrative expenses will increase to the extent that we grow our business and hire new employees. We expect general and administrative expenses to increase in the fiscal year ending March 31, 2015 in accordance with our business growth.

Research and development

Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. We expect the research and development expenses to slightly increase for the fiscal year ending March 31, 2015 as we focus on strengthening our research and development activities.

Other income (expenses)

Our other income and expenses include interest income and expenses and other primary items such as foreign exchange gains or losses, net gain on other investments and impairment losses on other investments.

•
Interest expense: Most of our interest expense is from capital leases and bank borrowing. Interest income and interest expenses are also affected by the fluctuation of market interest rates and our total amount of outstanding borrowings. If we increase capital leases or borrowings in order to finance further development of our backbone, data centers and for other investments, interest expenses will increase.

•
Foreign exchange gains: Attributed to the weaker Japanese yen against the U.S. dollar and British pound, we recognized foreign currency gain of ¥219 million for the fiscal year ended March 31, 2014. The assets held by us which are exposed to foreign currency exchange risk are mainly U.S. dollar and British Ponds denominated bank deposits. If foreign currency exchange rates change adversely, we will have to recognize foreign currency exchange losses.

•
Net gain on other investments: Gain on other investments are mostly raised from available-for-sale securities and funds. Fluctuations in the fair value of other investments may affect our financial results. Currently we do not expect that we will have large capital gains or losses from other investments for the fiscal year ending March 31, 2015.

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

F.     Tabular Disclosure of Contractual Obligations

The following table shows our material contractual payment obligations under our agreements as of March 31, 2014:

	Payments due by period (in millions of yen)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt obligations	¥980	¥980	－	－	－
Capital lease obligations	8,620	3,896	¥4,164	¥560	－
Operating lease obligations	8,367	2,102	5,589	593	¥83
Total (1) (2)	¥17,967	¥6,978	¥9,753	¥1,153	¥83

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

Item 6.  Directors, Senior Management and Employees

A.      Directors and Senior Management

The Company's Board of Directors consists of 12 directors, including four outside directors. The Company's Board of Company Auditors consists of four company auditors, three of whom are outside company auditors, including an attorney from a Japanese law firm and a certified public accountant. Separately, the Company has an internal auditing office consisting of three members.

Additionally, we introduced an executive officer system in 2010 with the aim of further enhancing our corporate governance by separating its decision making, supervisory function and business execution function.

The following table provides information about our directors and company auditors as of June 30, 2014

Name	Position	Date of birth	Current term expires	Initial appointment date	Numbers of Shares Owned (1)	Percentage of Shares Owned (1)
Koichi Suzuki	Chairman,	Sep. 3, 1946	June 2015	Dec. 1992	1,806,011(2)	3.87%(2)
	Chief Executive Officer and Representative Director
Eijiro Katsu	President,	June 19, 1950	June 2015	June 2013	4,484	0.01%
	Chief Operating Officer and Representative Director
Hideshi Hojo	Senior Managing Director	Dec. 22, 1957	June 2015	June 2000	23,948	0.05%
Takeshi Kikuchi	Senior Managing Director	Apr. 27, 1959	June 2016	June 2010	52,229	0.11%
Hitoshi Imafuku	Senior Managing Director	Apr. 2, 1957	June 2015	June 2009	1,321	0.00%
Takamichi Miyoshi	Managing Director	May 5, 1963	June 2016	June 2002	80,047	0.17%
Akihisa Watai	Managing Director,	Sep. 30, 1965	June 2016	June 2004	11,841	0.03%
	Chief Financial Officer and Chief Accounting Officer
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2016	June 2004	0	—
Takashi Hiroi	Director	Feb. 13, 1963	June 2016	June 2004	0	—
Junnosuke Furukawa	Director	Dec. 5, 1935	June 2015	June 2005	0	—
Shingo Oda	Director	Nov. 8, 1944	June 2016	June 2008	0	—
Toshinori Iwasawa	Director	May 8, 1962	June 2015	June 2013	680	0.00%
Kazuhiro Ohira	Company Auditor	Dec. 26, 1957	June 2016	June 2010	0	—
Chiaki Furuya	Company Auditor	July 11, 1949	June 2017	June 2013	4,963	0.01%
Masaki Okada	Company Auditor	Jan. 9, 1959	June 2016	June 2004	0	—
Masaaki Koizumi	Company Auditor	Oct. 4, 1964	June 2016	June 2004	0	—
__________
(1)	The number of IIJ shares owned as of July 2, 2014.

(2)	Mr. Koichi Suzuki jointly owns IIJ stocks through his wholly owned private company called KS Holdings which holds 1.7% of the total company outstanding shares as of March 31, 2014.

Koichi Suzuki is one of the founders of IIJ and has been our president, representative director and CEO since April 1994, and has approximately 30 years of experience in the computer and communications industries. In June 2013, he has become our representative director, chairman and CEO. In addition, Mr. Suzuki is chairman of hi-ho and president of Net Care and Multifeed. He also serves as chairman of IIJ-America, and a director of IIJ-Global, Trinity, IIJ-II and Stratosphere. From December 1992 to April 1994, Mr. Suzuki was a director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.

Eijiro Katsu joined IIJ in November 2012 and was appointed as president, representative director and COO in June 2013. Prior to joining IIJ, he worked at the Ministry of Finance in Japan and serviced as Vice Minister from July 2010 to August 2012.

Hideshi Hojo joined IIJ in 1996. He has served as senior managing director of IIJ since June 2006. Mr. Hojo is also a director of i-revo and NCJ. In April 2014, he has been in charge of Asian business development. From February 1998 to June 2000, Mr. Hojo acted as general manager of the Sales Division, from June 2000 to June 2002 as a director and from June 2002 to 2006 as managing director. Prior to joining us, Mr. Hojo had 16 years of experience in the field of sales working for the Itochu Group.

Takeshi Kikuchi was appointed as senior managing director of IIJ in June 2010 and is serving as division director of Enterprise Business Division 2. Mr. Kikuchi joined Itochu Corporation in April 1983 and was temporarily seconded to IIJ from April 1996. In July 1999, Mr. Kikuchi joined IIJ-Tech and was president of IIJ-Tech from October 2005 to March 2010.

Hitoshi Imafuku joined IIJ in 2009. He was appointed as senior managing director of IIJ in June 2009 and is serving as division director of Enterprise Business Division 1 and Regional Division. Mr. Imafuku joined NTT in April 1980 and prior to joining us, he worked as General Manager of NTT West Kagoshima Branch from July 2006.

Takamichi Miyoshi joined IIJ in April 1993. He was appointed as managing director of IIJ in June 2010. Mr. Miyoshi is also a director of Multifeed. From October 1994, Mr. Miyoshi acted as general manager of the Network Operations and Systems Administration Division.

Akihisa Watai was appointed as managing director of IIJ and division director of Finance and Planning Division in June 2010 and has served as chief financial officer and chief accounting officer since June 2004. Mr. Watai is a director of NCJ, Trinity and Trust Networks, and a company auditor of i-revo, IIJ-Global and IIJ-II. From June 2004 to March 2010, Mr. Watai has served as director of IIJ. Mr. Watai joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1989 and was temporarily seconded to IIJ from August 1996. In February 2000, Mr. Watai joined IIJ permanently and has been general manager of the Finance Division since April 2004.

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

Toshinori Iwasawa was appointed as director of IIJ in June 2013. Mr. Iwasawa has been president and representative director of IIJ-Global form September 2010. Prior to joining IIJ, he was a representative director at AT&T Japan LLC. and worked for IBM Japan from 1985.

Kazuhiro Ohira was appointed as company auditor of IIJ in June 2010. Mr. Ohira is a company auditor of Trust Networks, NCJ, IIJ-Global and Trinity. Mr. Ohira was General Manager of International Business Management Dept. of Dai-Ichi Life Insurance Company, Ltd.

Chiaki Furuya was appointed as an auditor of IIJ in June 2013. Mr. Furuya joined us in October 2008 and has worked as a managing director and senior executive officer. Prior to joining IIJ, he worked at NHK, Japan Broadcasting Corporation, from 1973 to 2007. He is also an auditor for Net Care and hi-ho.

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

The following table provides information about our executive officers as of June 30, 2014:

Name	Position/Responsibility
Kazuhiro Tokita	Senior Executive Officer of Financial Systems Business Division and in charge of Cloud Business

Masayoshi Tobita	Executive Managing Officer of Administrative Division and Business Unit Management Department

Junichi Shimagami	Executive Managing Officer of Network Division

Kiyoshi Ishida	Executive Managing Officer of Product Division

Yasumitsu Iizuka	Executive Officer of Government, Public & Educational Organization Business Division

Koichi Maruyama	Executive Officer of Global Business Division

Naoshi Yoneyama	Executive Officer of Technology Management Division

Makoto Ajisaka	Executive Officer of Enterprise Business Division 3

Yoshikazu Yamai	Executive Officer of Service Operation Division

Naoya Kaihaara	Executive Officer of Kansai Branch

B.	Compensation

The aggregate compensation to the IIJ’s directors and company auditors during the fiscal year ended March 31, 2014 was as follows:

		Breakdown of Compensation (in millions of yen)
Position	Total Compensation	Base Salary	Stock Option	Liability for Retirement Benefit	Others	Number of Persons

Directors *	¥273	¥237	¥35	-	¥1	8
Company Auditor **	16	14	-	¥2	0	2
Outside Directors/ Outside Company Auditors	31	30	-	1	0	6

______________
(1)
Starting with its annual securities report for the year ended March 31, 2010 filed with the Ministry of Finance, a Japanese listed company is required to disclose the individual compensation of any director, executive officer or corporate auditor if it is ¥100 million or more. For fiscal year ended March 31, 2014, there was no director, executive officer or corporate auditor who received compensation of over ¥100 million.

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

* Excluding Outside Directors

** Excluding Outside Company Auditors

The retirement plan for full-time directors was abolished in June 2011. We recorded a liability for retirement benefits for full-time directors of ¥269 million, which would be required if they retire as of March 31, 2014. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

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

As of March 31, 2014, we had 2,353 employees, including employees of our consolidated subsidiaries, and we had 2,116 employees as of March 31, 2013 and 1,923 employees as of March 31, 2012. The following table shows the breakdown of the employees by main category of activity.

	For the fiscal year ended March 31,
	2012	2013	2014
	(number of employees)
Engineering	1,282	1,425	1,606
Sales	361	404	440
Administration	280	287	307

We have never experienced any labor disputes and consider our labor relations to be good. To our knowledge, none of our employees are members of any union.

E.	Share Ownership

The information on share ownership required by this item is in Item 6.A. “Directors and Senior Management” above.

Stock Option Plan

•
Stock compensation–type stock option. A stock compensation-type stock option is a stock acquisition right entitling its holder to acquire shares upon the exercise of a stock acquisition right at an exercise price of one yen (¥1) per share. Stock compensation-type stock options are allocated to directors and executive officers as a substitution for the retirement allowance planned for them and to further motivate and incentivize them to enhance IIJ’s mid- to long-term business performance and corporate value. On May 26, 2011, IIJ’s board of directors resolved to introduce stock compensation–type stock options for executive officers of IIJ. On June 28, 2011, IIJ’s ordinary general meeting of shareholders approved the introduction of stock compensation type stock options for directors of IIJ.

(1)	First Series (July 2011)

(1)	Total number of Stock Acquisition Rights: 138 rights
(2)
Class and total number of shares underlying the Stock Acquisition Rights: 27,600 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares. This number is adjusted form 1 share to 200 shares due to the effect of the stock split conducted on October 1, 2012.)

(3)
Amount to be paid in exchange for the Stock Acquisition Rights: ¥259,344 per option. The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model.

(4)	Exercise period of stock acquisition rights: From July 15, 2011 to July 14, 2041.
(5)	Position and number of persons to be allotted the stock acquisition rights and number of stock acquisition rights to be allotted:
Directors (excluding Part-time and Outside Directors) of IIJ: 6 Directors, 89 rights
Executive Officers of IIJ: 8 Executive Officers, 49 rights

(2)	Second Series (July 2012)

(1)	Total number of Stock Acquisition Rights: 130 rights
(2)
Class and total number of shares underlying the Stock Acquisition Rights: 26,000 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares. This number is adjusted form 1 share to 200 shares due to the effect of the stock split conducted on October 1, 2012.)

(3)
Amount to be paid in exchange for the Stock Acquisition Rights: ¥318,562 per option. The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model.

(4)	Exercise period of stock acquisition rights: From July 14, 2012 to July 13, 2042.
(5)	Position and number of persons to be allotted the stock acquisition rights and number of stock acquisition rights to be allotted:
Directors (excluding Part-time and Outside Directors) of IIJ: 6 Directors, 74 rights
Executive Officers of IIJ: 11 Executive Officers, 56 rights

(3)	Third Series (July 2013)

(1)	Total number of Stock Acquisition Rights: 89 rights
(2)
Class and total number of shares underlying the Stock Acquisition Rights: 17,800 shares of the Company’s common stock. (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)

(3)
Amount to be paid in exchange for the Stock Acquisition Rights: ¥647,000 per option. The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model.

(4)	Exercise period of stock acquisition rights: From July 12, 2013 to July 11, 2043.
(5)	Position and number of persons to be allotted the stock acquisition rights and the number of stock acquisition rights to be allotted:
Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 60 rights
Executive Officers of IIJ: 10 Executive Officers, 29 rights

(4)	Fourth Series (July 2014)

(1)	Total number of Stock Acquisition Rights: 128 rights
(2)
Class and total number of shares underlying the Stock Acquisition Rights: 25,600 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)

(3)
Amount to be paid in exchange for the Stock Acquisition Rights: ¥422,600 per option. The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model.

(4)	Exercise period of stock acquisition rights: From July 11, 2014 to July 10, 2044.
(5)	Position and number of persons to be allotted the stock acquisition rights and the number of stock acquisition rights to be allotted:
Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 88 rights
Executive Officers of IIJ: 10 Executive Officers, 40 rights

Employee Stock Purchase Plan

The Employee Stock Purchase Plan, which was implemented in December 1995, provides designated employees with the opportunity to purchase shares at market value. Shares are basically held in the name of the employee stock purchase program until employees leave the association, due to resignation or retirement. The representative of the employee shareholders' association exercises voting rights in accordance with the instructions of each employee shareholder. As of March 31, 2014, the association holds 428,200 shares of common stock, or 0.91% of our outstanding shares.

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

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table shows information regarding beneficial ownership of our common stock as of March 31, 2014 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and SEC.

	Outstanding Voting Shares as of March 31, 2014 (4)
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates (1)	12,135,000	26.4%
Koichi Suzuki(2)	2,614,700	5.7
Directors, executive officers and company auditor as a group(3)	2,920,800	6.4
________________

(1)
Includes NTT, which owned 10,095,000 shares, or 22.0% of our outstanding voting shares and 21.6% of our total issued shares, and NTT Communications, which owned 2,040,000 shares, or 4.4% of our outstanding voting shares and 4.4% of our total issued shares.

(2)	Mr. Koichi Suzuki directly held 3.9% of our outstanding voting shares and 1.8% indirectly through his wholly owned private company called KS Holdings.

(3)	Includes Koichi Suzuki’s holdings which are also separately set forth above. No other director or executive officer except for Koichi Suzuki was a beneficial owner of more than 5%.

(4)	As of March 31, 2014, the Company held 758,709 shares of the Company as treasury stock.

Our major shareholders have the same voting rights as other holders of our common stock.

According to our register of shareholders, as of March 31, 2014, there were 10,612 holders of common stock of record worldwide. As of March 31, 2014, The Bank of New York Mellon, depositary for our ADSs, held 2.6% of the outstanding common stock on that date. According to The Bank of New York Mellon, as of March 31, 2014, there were 2,161 ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 46,697,800 shares of common stock outstanding as of March 31, 2014, 1,224,095 shares were held in the form of 2,448,190 ADSs. As of March 31, 2014, the Company held 758,709 shares of the Company as treasury stock.

B.  Related Party Transactions

NTT-affiliated Companies. On an ongoing basis in the ordinary course of business, for the Company’s connectivity and outsourcing services, the Company purchases international and domestic backbone services, local access lines and rental rack space in data centers from NTT and its subsidiaries. The Company also sells to NTT and its subsidiaries its services including OEM services, systems integration services and monitoring services for their data centers. For the fiscal year ended March 31, 2014,  we have paid ¥11.1billion for international and domestic backbone, local access line, and mobile connectivity costs to NTT and its subsidiaries such as NTT Communications, NTT East, NTT West and NTT Docomo. In addition, we paid ¥3.8 billion for co-location costs to NTT and its subsidiaries.

All the transactions entered into with NTT and its affiliates are entered in the ordinary course of business. Mr. Takashi Hiroi, one of our outside directors, is an employee of NTT. There is no shareholders’ agreement in place with NTT, its affiliates or any other party for the appointment of any of our directors.

Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the fiscal year ended March 31, 2014 are presented as follows:

millions of yen
Accounts receivable	¥43
Accounts payable	41
Revenues	538
Costs and Expenses	451

The Company also had a loan of ¥20 million to Stratosphere, which was included in the “Other assets” in the consolidated balance sheets as of March 31, 2014.

Transactions with Outside Directors and Auditors. On June 26, 2013 we entered into additional agreements on limited liability with Mr. Junnosuke Furukawa as our outside director. On June 25, 2014, we entered into additional agreements on limited liability with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi, and Mr. Shingo Oda as our outside directors, pursuant to which their liability for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million. For further discussion, see Item 10.C. Material Contracts and Exhibit 4.5 of this annual report.

See Note 22 “Related Party Transactions” and Note 6 “Investments in Equity Method Investees”　to our consolidated financial statements, included in this annual report on Form 20-F.

C.  Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A.  Consolidated Statements and Other Financial Information

Financial Statements

The consolidated financial statements required by this item begin on page F-1.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is in Item 4.B.

Dividend Policy

Our basic dividend policy is that we pay dividends to our shareholders continuously and in a stable manner while considering the need to have retained earnings for the enhancement of financial position, medium and long-term business expansion and new business development. Under Japanese law, a company is required to have retained earnings, without accumulated deficit, in order to be able to conduct certain types of capital-related transactions such as payments of dividends in general. The ordinary general meeting of shareholders held in June 2006 approved the elimination of accumulated deficit through the reduction of additional-paid in capital and common stock in our non-consolidated financial statements under generally accepted accounting principles in Japan. For the fiscal year ended March 31, 2014, IIJ paid total cash dividend of ¥22.00 per share of common stock.

B.  Significant Changes

Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2014, the date of our last audited financial statements.

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

The following table shows, for the periods indicated, the high and low price of our ADSs and shares of common stock on the TSE for the periods indicated:

	NASDAQ (1)		TSE (1) (2)
	(per ADS)		(per share of common stock)
Fiscal year ended/ending March 31,	High	Low	High	Low
2010	$6.33	$2.50	¥1,232	¥498
2011	8.37	5.08	1,460	815
2012	11.78	6.67	1,830	1,128
2013
First Quarter	10.47	8.24	1,685	1,326
Second Quarter	13.63	9.93	2,142	1,568
Third Quarter	14.18	10.95	2,280	1,802
Fourth Quarter	17.3	11.22	3,300	1,970
2014
First Quarter	21.21	13.80	4,365	2,903
Second Quarter	19.29	13.80	3,850	2,796
Third Quarter	15.33	12.74	3,145	2,480
Fourth Quarter	14.11	8.71	2,999	1,797
Month
January 2014	14.11	12.13	2,999	2,482
February 2014	12.44	8.71	2,510	1,797
March 2014	12.05	9.43	2,505	1,888
April 2014	12.25	10.17	2,681	2,048
May 2014	12.95	11.00	2,680	2,149
June 2014	12.93	10.11	2,700	2,338
______________
(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

(2)	We conducted a 1 to 200 stock split on common stock with an effective date of October 1, 2012. The figures are retroactively adjusted to reflect the stock split.

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

•
the right to require us to purchase shares subject to certain requirements under the Corporation Law of Japan when a shareholder opposes certain resolutions including (i) the transfer of all or material part of the business, (ii) an amendment of the Articles of Incorporation to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) company split or (v) merger, all of which must in principle, be approved by a Special Resolution of Shareholders’ meeting.

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

Limitation of Liability Agreements, dated June 25, 2014 and June 26, 2013, between Internet Initiative Japan Inc. and outside directors and outside company auditors. We entered into a Limitation of Liability Agreement with Mr. Junnosuke Furukawa as our outside director on June 26, 2013 and with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside director on June 25, 2014 respectively, under which we limit the liability of outside directors in accordance with the rules defined in Article 427 of the Corporation Law of Japan. Under the terms of the agreements on limited liability, the liability of outside directors and auditors for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million. The agreements on limited liability are automatically renewed if the outside directors and auditors are re-elected and terminate when the outside directors and auditors subject to the agreements on limited liability become a director, executive officer or employee of the Company. The full English translation of the Agreement on Limited Liability is filed as Exhibit 4.5 of this annual report.

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

Generally, a non-resident individual of Japan or a non-Japanese corporation as a holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by IIJ. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by IIJ to non-resident individual of Japan or a non-Japanese corporation is 20% (on or before December 31, 2037,  the rate of Japanese withholding tax will be increased to 20.42% including the Special Reconstruction Income Tax, which is described below). With respect to dividends paid on listed shares issued by Japanese Corporation (such as our shares) to a non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to 15% for dividends to be due and payable thereafter (on or before December 31, 2037, the rate of Japanese withholding tax will be increased to 15.315% including the Special Reconstruction Income Tax). This tax reduction is not available for a non-resident individual who holds 3% of the issued shares of a Japanese corporation. For the purpose of this paragraph, the Special Reconstruction Income Tax is a special surtax at the rate of 2.1% imposed on individuals and corporations (whether residents or non-residents of Japan, or Japanese corporations or non-Japanese corporations) until December 31, 2037 for reconstruction funding after the Great East Japan Earthquake. This special surtax is applicable to various income taxes including withholding tax on dividends and the amount of such special surtax is calculated by multiplying the amount of the original income tax by the surtax rate of 2.1%. In consequence, the amount of the aggregate withholding tax on dividends will be the original amount of such withholding tax plus the original amount multiplied by the surtax rate (i.e. 102.1% of the original amount). Japan has income tax treaties whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden while the income tax treaties with Australia, France, Hong Kong, The Netherlands, Portugal, Saudi Arabia, Switzerland, the U.K. and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between the United States and Japan, dividends paid to pension fund of qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under the income tax treaty between Japan and the U.K., similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by IIJ on the shares.

Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares by IIJ are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Reconstruction Income Tax on Dividends in advance through IIJ to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide such application service. With respect to ADSs, the reduced rate is applicable if The Bank of New York Mellon, as depositary, or its agent submits in duplicate two Application Forms for Income Tax Convention (one is FORM 4 subtitled “Extension of Time for Withholding of Japanese Income Tax and Special Reconstruction Income Tax on Dividends with respect to Foreign Depositary Receipt” to the payer of dividends, who has to file the original with the district director of tax office for the place where the payer resides, by the day before the payment of dividends and the other is FORM 5 subtitled “Relief from Japanese Income Tax and Special Reconstruction Income Tax on Dividends with respect to Foreign Depositary Receipt” to the district director of tax office through the payer of Dividends in eight months from the day following the base date of payment of dividends for application purposes for which FORM 4 has been submitted). To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders of shares or ADSs who do not submit an application in advance will generally be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

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

This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations and administrative and judicial interpretations, as currently in effect, as well as on the Convention Between the United States of America and Japan (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADRs and any related agreement will be performed in accordance with its terms.

If a partnership holds the shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership.  A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the shares or ADSs.

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

Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

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

For foreign tax credit purposes, dividends will generally constitute income from sources outside the United States. Dividends will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

If you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. Additionally, gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

F.     Dividends and Paying Agents

Not required.

G.     Statement by Experts

Not applicable.

H.     Documents on Display

We file periodic reports and other information with the SEC. The SEC maintains a web site at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. In addition, you may also inspect reports filed with the SEC and other information at our Tokyo headquarters, located at Iidabashi Grand Bloom, 2-10-2 Fujimi, Chiyoda-ku, Tokyo 102-0071, Japan.

I.      Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks from changes in interest rates, equity prices and foreign currency exchange rates.

Interest Rate Risk

As of March 31, 2014, our interest rate risk on short-term borrowings, long-term borrowings and capital lease obligations were not material since the weighted average interest rate as of March 31, 2014 is reasonably low and we do not expect interest rates to rise sharply in the near future. Currently, our long-term borrowings have floating interest rates which benefit from the fact that Japan is currently experiencing historically low interest rates.

Equity Price Risk

The fair value of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2013 and 2014, the fair value of such investments was ¥1,310 million and ¥3,751 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥131 million and ¥375 million as of March 31, 2013 and 2014, respectively. See Note 4 “Other Investments” to our consolidated financial statements, included in this annual report on Form 20-F.

Foreign Currency Exchange Rate Risk

The assets held by us which are exposed to foreign currency exchange risk are mainly U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $10,494 thousand (¥988 million) and $5,535 thousand (¥570 million) as of March 31, 2013 and 2014, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would have been approximately ¥99 million and ¥57 million as of March 31, 2013 and 2014, respectively.

Item 12.  Description of Securities Other than Equity Securities

A.     Debt Securities

Not applicable.

B.     Warrants and Rights

Not applicable.

C.     Other Securities

Not applicable.

D.     American Depositary Shares

Fees and charges payable by ADR Holders

The following table shows the fees and charges that a holder of our ADR may have to pay to The Bank of New York Mellon, as Depositary, either directly or indirectly:

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

Fees and other payments made by the Depositary to the Issuer

For the fiscal year beginning April 1, 2013 and ended March 31, 2014,　The Bank of New York Mellon, as Depositary, reimbursed IIJ for the NASDAQ Stock Market listing fees of $35,000. The Bank of New York Mellon, as Depositary has also agreed to reimburse IIJ for its annual stock exchange (NASDAQ Stock Market) listing fees for future years. Furthermore, from April 1, 2013 to March 31, 2014, the Bank of New York Mellon has waived a total of $91,278 in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions in addition to their standard fees for providing investor relations information services.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.     Controls and Procedures

(a) Disclosure Controls and Procedures

As of the end of the fiscal year ended March 31, 2014, our management, with the participation of Koichi Suzuki, our chairman, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.

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

Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2014.

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

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control－ Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2014.

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

We have audited the internal control over financial reporting of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2014, based on criteria established in Internal Control － Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control － Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2014 of the Company and our report dated June 27, 2014 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
June 27, 2014

(d) Changes in Internal Control Over Financial Reporting

With the participation of our chief executive officer and chief financial officer, our management also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2014. Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.    Code of Ethics

At our Board of Directors Meeting on April 28, 2004, we adopted a Code of Ethics, the Internet Initiative Japan Code of Conduct, applicable to all employees and officers, including our chief executive officer, chief operating officer, chief financial officer and chief accounting officer. The Code of Conduct is attached as Exhibit 11.1 of this annual report.

Item 16C.     Principal Accountant Fees and Services

Independent Auditor Fees and Services

The Board of Directors engaged Deloitte Touche Tohmatsu LLC to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2013 and 2014. The following table sets forth the aggregate fees billed for services rendered by Deloitte Touche Tohmatsu LLC and its member firm for each of the last two fiscal years.

	Fiscal year ended March 31,
	2013	2014

	(millions of yen)
Audit fees (1)	¥126	¥126

Audit-related fees	-	2	(2)

Tax fees (3)	7	3

All other fees	-	-

Total fees	¥133	¥131
______________
(1)
These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu LLC for the audit of our annual financial statements, the audit of our internal control over financial reporting and services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)
The fee is for the comfort letter preparation related to the equity finance we did in the fiscal year ended March, 31, 2014 by issuing 4,700,000 new shares of IIJ’s common stock by way of public offering in July 2013 and 700,000 shares by way of third-party allotment in connection with secondary offering of shares by way of over-allotment in August 2013.

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

All of the services provided by our independent registered public accounting firm from May 6, 2003, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2014 were pre-approved by the Board of Company Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Item 16H.    Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries beginning on page F-1.

Item 19.  Exhibits

1.1	Articles of Incorporation, as amended (English translation)1
1.2	Share Handling Regulations, as amended (English translation)1
1.3	Regulations of the Board of Directors, as amended (English translation)1
1.4	Regulations of the Board of Company Auditors, as amended (English translation)2
2.1	Bylaws of the IIJ Group Employee Shareholders’ Association (English translation)3
2.2
Form of Deposit Agreement among IIJ, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt 4

2.3	Bylaws of the IIJ Group Director Stock Purchase Plan (English translation) 5
4.1	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (English translation)6
4.2	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (English translation)6
4.3	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation)7
4.4	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.8
4.5	Agreement on Limited Liability, dated June 26, 2013 and June 25, 2014, between Internet Initiative Japan Inc. and outside directors and outside company auditors 9
4.6	Stock Purchase Agreement, dated June 1, 2010, between Internet Initiative Japan Inc. and AT&T Japan LLC. 3, 10
4.7	Solutions Engagement Agreement, dated May 31, 2010 between Communications Services KK (changed its trade name to IIJ-Global Solutions Inc. on September 1, 2010) and IBM Japan, Ltd.3, 10
8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
11.1	Internet Initiative Japan Code of Conduct 11
12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 28, 2013.
(2)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on August 3, 2005.
(3)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 19, 2011.
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.
(5)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 28, 2010.
(6)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.
(7)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 11, 2006.
(8)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.
(9)
We entered into a Limitation of Liability Agreement with Mr. Junnosuke Furukawa as our outside director on June 26, 2013 and with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda as our outside director on June 25, 2014.

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

Date: July 16, 2014

Internet Initiative Japan Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Internet Initiative Japan Inc.:

We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. and subsidiaries (the "Company") as of March 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2014 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Internet Initiative Japan Inc. and subsidiaries as of March 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control― Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
June 27, 2014

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2013 and 2014

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)

ASSETS	2013	2014	2014

CURRENT ASSETS:
Cash and cash equivalents	¥12,258,872	¥22,421,100	$217,723
Accounts receivable, net of allowance for doubtful accounts of ¥93,934 thousand and ¥53,871 thousand ($523 thousand) at March 31, 2013 and 2014, respectively (Notes 5, 6 and 22)	18,764,703	19,214,248	186,582
Inventories (Note 3)	1,301,684	1,670,258	16,219
Prepaid expenses	2,492,164	3,128,290	30,377
Deferred tax assets―current (Note 12)	1,046,828	1,392,971	13,527
Guarantee deposits―current (Note 9)	1,200	1,462,223	14,199
Other current assets, net of allowance for doubtful accounts of ¥10,732 thousand and ¥720 thousand ($7 thousand) at March 31, 2013 and 2014, respectively (Notes 5 and 9)	1,575,518	2,411,376	23,416

Total current assets	37,440,969	51,700,466	502,043

INVESTMENTS IN EQUITY METHOD INVESTEES (Note 6)	1,681,723	2,085,689	20,253

OTHER INVESTMENTS (Notes 4, 17, 18 and 19)	3,771,262	6,355,817	61,719

PROPERTY AND EQUIPMENT—Net (Notes 7 and 9)	23,025,755	26,971,485	261,910

GOODWILL (Note 8)	5,969,951	5,969,951	57,972

OTHER INTANGIBLE ASSETS—Net (Note 8)	4,791,431	4,338,944	42,134

GUARANTEE DEPOSITS (Note 9)	2,051,449	1,264,535	12,280

DEFERRED TAX ASSETS―Noncurrent (Note 12)	163,773	636,807	6,184

NET INVESTMENT IN SALES-TYPE LEASES―Noncurrent (Note 9)	898,040	752,774	7,310

PREPAID EXPENSES―Noncurrent	2,201,108	2,633,154	25,569

OTHER ASSETS, net of allowance for doubtful accounts and loans of ¥71,727 thousand and ¥62,800 thousand ($610 thousand) at March 31, 2013 and 2014, respectively (Notes 5, 6 and 18)	115,805	1,156,953	11,235

TOTAL	¥82,111,266	¥103,866,575	$1,008,609

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2013 and 2014

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
LIABILITIES AND SHAREHOLDERS' EQUITY	2013	2014	2014

CURRENT LIABILITIES:
Short-term borrowings (Note 11)	¥9,400,000	¥9,400,000	$91,280
Long-term borrowings —current portion (Note 11)	1,010,000	980,000	9,517
Capital lease obligations—current portion (Note 9)	3,505,471	3,753,026	36,444
Accounts payable —trade (Notes 6 and 22)	10,973,120	11,491,666	111,591
Accounts payable —other	949,264	1,050,429	10,201
Income taxes payable (Note 12)	1,669,849	1,079,480	10,482
Accrued expenses	2,266,427	2,053,550	19,941
Deferred income―current	1,806,074	1,560,603	15,154
Other current liabilities (Notes 10 and 12)	803,902	1,098,173	10,664

Total current liabilities	32,384,107	32,466,927	315,274

LONG-TERM BORROWINGS (Note 11)	980,000	-	-

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 9)	5,370,365	4,603,322	44,701

ACCRUED RETIREMENT AND PENSION COSTS― Noncurrent (Note 13)	2,112,085	2,274,540	22,087

DEFERRED TAX LIABILITIES―Noncurrent (Note 12)	412,132	1,092,863	10,613

DEFERRED INCOME―Noncurrent	2,562,208	2,711,347	26,329

OTHER NONCURRENT LIABILITIES	656,191	536,950	5,214

Total liabilities	44,477,088	43,685,949	424,218

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS' EQUITY (Notes 4, 13, 14 and 15):
Common stock—authorized, 75,520,000 shares; issued and outstanding, 41,295,600 and 46,697,800 shares at March 31, 2013 and 2014, respectively	16,833,847	25,497,022	247,592
Additional paid-in capital	27,300,325	35,961,995	349,214
Accumulated deficit	(6,399,088)	(2,867,548)	(27,846)
Accumulated other comprehensive income	263,770	1,712,786	16,632
Treasury stock—758,800 and 758,709 shares held by the company at March 31, 2013 and 2014, respectively	(392,079)	(392,070)	(3,807)

Total Internet Initiative Japan Inc. shareholders' equity	37,606,775	59,912,185	581,785

NONCONTROLLING INTERESTS	27,403	268,441	2,606

Total equity	37,634,178	60,180,626	584,391

TOTAL	¥82,111,266	¥103,866,575	$1,008,609
See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income
Three Years in the Period Ended March 31, 2014

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2012	2013	2014	2014

REVENUES (Notes 6 and 22):
Network services:
Internet connectivity services (corporate use)	¥14,706,511	¥16,027,134	¥16,585,175	$161,052
Internet connectivity services (home use)	5,717,417	5,466,198	6,024,560	58,502
WAN services	25,666,524	25,168,425	25,005,867	242,823
Outsourcing services	17,318,954	18,570,641	19,670,127	191,009
Total	63,409,406	65,232,398	67,285,729	653,386
Systems integration:
Systems construction	11,997,680	15,824,938	18,673,638	181,333
Systems operation and maintenance	19,471,641	21,380,158	23,795,927	231,073
Total	31,469,321	37,205,096	42,469,565	412,406
Equipment sales	1,111,722	1,490,906	1,690,225	16,413
ATM operation business	1,324,156	2,320,086	2,826,832	27,450

Total revenues	97,314,605	106,248,486	114,272,351	1,109,655

COSTS AND EXPENSES (Notes 6, 9, 13 and 22):
Cost of network services	49,984,821	50,692,190	53,045,814	515,108
Cost of systems integration	24,978,607	30,424,802	36,510,328	354,538
Cost of equipment sales	980,279	1,318,344	1,526,618	14,824
Cost of ATM operation business	1,382,194	1,959,597	2,123,168	20,617
Total costs	77,325,901	84,394,933	93,205,928	905,087
Sales and marketing (Note 21)	7,946,852	8,058,481	8,547,693	83,003
General and administrative (Note 7)	5,299,608	5,632,430	6,374,057	61,896
Research and development	388,761	410,000	421,361	4,092

Total costs and expenses	90,961,122	98,495,844	108,549,039	1,054,078

OPERATING INCOME	6,353,483	7,752,642	5,723,312	55,577

OTHER INCOME (EXPENSES):
Dividend income	48,269	47,117	51,003	495
Interest income	34,602	25,708	26,719	260
Interest expense	(299,271)	(287,314)	(256,371)	(2,489)
Foreign exchange gain (loss), net	(4,549)	112,136	219,381	2,130
Net gain (loss) on sales of other investments (Note 4)	(3,154)	13,565	107,655	1,045
Net gain on other investments (Note 4)	-	-	313,393	3,043
Impairment of other investments (Note 4)	(159,592)	(19,788)	-	-
Other—net	6,432	112,798	89,799	872

Other income (expenses)—net	(377,263)	4,222	551,579	5,356

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES―(FORWARD)	¥5,976,220	¥7,756,864	¥6,274,891	$60,933

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income
Three Years in the Period Ended March 31, 2014

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2012	2013	2014	2014

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES―(FORWARD)	¥5,976,220	¥7,756,864	¥6,274,891	$60,933

INCOME TAX EXPENSE (Note 12)	2,525,486	2,607,582	1,795,305	17,433
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES (Note 6)	123,776	168,065	204,046	1,981
NET INCOME	3,574,510	5,317,347	4,683,632	45,481

LESS: NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	66,453	(16,693)	(241,395)	(2,344)

NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥3,640,963	¥5,300,654	¥4,442,237	$43,137

	Shares

NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER SHARE (Note 16):
Basic weighted-average number of common shares outstanding	40,536,800	40,536,800	44,306,680
Diluted weighted-average number of common shares outstanding	40,556,400	40,572,600	44,361,083

	Yen			U.S. Dollars

BASIC NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	¥89.82	¥130.76	¥100.26	$0.97

DILUTED NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	89.78	130.65	100.14	0.97

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income
Three Years in the Period Ended March 31, 2014

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2012	2013	2014	2014

NET INCOME	¥3,574,510	¥5,317,347	¥4,683,632	$45,481

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 15):
Foreign currency translation adjustments	(9,539)	90,014	419,557	4,074
Unrealized holding gain on securities	102,745	256,521	988,139	9,596
Defined benefit pension plans	(31,605)	(59,252)	41,115	399
TOTAL COMPREHENSIVE INCOME	3,636,111	5,604,630	6,132,443	59,550

LESS: COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	66,453	(16,673)	(241,251)	(2,343)

COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥3,702,564	¥5,587,957	¥5,891,192	$57,207

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Three Years in the Period Ended March 31, 2014

	Amounts in thousands except share data
		Internet Initiative Japan Inc. Shareholders’ Equity
	Total Equity	Accumulated Deficit (Note 14)	Accumulated Other Comprehensive Income (Loss) (Notes 13 and 15)	Shares of Common Stock Outstanding	Common Stock	Treasury Stock (Note 14)	Additional Paid-in Capital	Noncontrolling Interests

BALANCE, MARCH 31, 2011	¥29,641,350	¥(14,023,259)	¥(85,134)	41,295,600	¥16,833,847	¥(392,079)	¥27,318,912	¥(10,937)

Purchase of noncontrolling interests in consolidated subsidiaries (Note 14)	(5)						(19,395)	19,390
Subsidiary stock issuance (Note 14)							(66,042)	66,042
Stock-based compensation (Note 14)	26,843						26,843
Net income	3,574,510	3,640,963						(66,453)
Other comprehensive income, net of tax	61,601		61,601
Dividends paid (Note 14)	(608,052)	(608,052)

BALANCE, MARCH 31, 2012	32,696,247	(10,990,348)	(23,533)	41,295,600	16,833,847	(392,079)	27,260,318	8,042

Acquisition and establishment of new consolidated subsidiaries	2,688							2,688
Stock-based compensation (Note 14)	40,007						40,007
Net income	5,317,347	5,300,654						16,693
Other comprehensive income, net of tax	287,283		287,303					(20)
Dividends paid (Note 14)	(709,394)	(709,394)

BALANCE, MARCH 31, 2013	37,634,178	(6,399,088)	263,770	41,295,600	16,833,847	(392,079)	27,300,325	27,403

Acquisition of noncontrolling interests in consolidated subsidiaries (Note 14)	-		61			53	99	(213)
Issuance of common stock, net of issuance cost (Note 14)	17,271,204			5,400,000	8,661,600		8,609,604
Issuance of common stock upon exercise of stock options	3,151			2,200	1,575		1,576
Stock-based compensation (Note 14)	50,391						50,391
Net income	4,683,632	4,442,237						241,395
Other comprehensive income, net of tax	1,448,811		1,448,955					(144)
Dividends paid (Note 14)	(910,697)	(910,697)
Purchase of treasury stock	(44)					(44)

BALANCE, MARCH 31, 2014	¥60,180,626	¥(2,867,548)	¥1,712,786	46,697,800	¥25,497,022	¥(392,070)	¥35,961,995	¥268,441

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Three Years in the Period Ended March 31, 2014

	Thousands of U.S. Dollars (Note 1)
		Internet Initiative Japan Inc. Shareholder’s Equity
	Total Equity	Accumulated Deficit (Note 14)	Accumulated Other Comprehensive Income (Loss) (Notes 13 and 15)	Common Stock	Treasury Stock (Note 14)	Additional Paid-in Capital	Noncontrolling Interests

BALANCE, MARCH 31, 2013	$365,451	$(62,139)	$2,561	$163,467	$(3,807)	$265,103	$266

Acquisition of noncontrolling interests in consolidated subsidiaries (Note 14)	-		1		0	2	(3)

Issuance of common stock, net of issuance cost (Note 14)	167,714			84,110		83,604

Issuance of common stock upon exercise of stock options	31			15		16

Stock-based compensation (Note 14)	489					489

Net income	45,481	43,137					2,344

Other comprehensive income, net of tax	14,069		14,070				(1)

Dividends paid (Note 14)	(8,844)	(8,844)

Purchase of treasury stock	(0)				(0)

BALANCE, MARCH 31, 2014	$584,391	$(27,846)	$16,632	$247,592	$(3,807)	$349,214	$2,606

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2014

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2012	2013	2014	2014

OPERATING ACTIVITIES:
Net income	¥3,574,510	¥5,317,347	¥4,683,632	$45,481
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,143,631	7,507,808	8,822,981	85,677
Impairment loss on intangible assets	37,000	48,000	-	-
Provision for retirement and pension costs, less payments	187,287	213,963	226,599	2,200
Provision for (reversal of) allowance for doubtful accounts	82,046	(10,712)	(46,935)	(456)
Loss on disposal of property and equipment	62,368	14,638	83,487	811
Net (gain) loss on sales of other investments	3,154	(13,565)	(107,655)	(1,045)
Net gain on other investments	-	-	(313,393)	(3,043)
Impairment of other investments	159,592	19,788	-	-
Foreign exchange losses (gains), net	14,202	(55,983)	(129,916)	(1,262)
Equity in net income of equity method investees	(123,776)	(168,065)	(204,046)	(1,981)
Deferred income tax expense (benefit)	35,714	(527,128)	(699,826)	(6,796)
Others	67,470	39,377	71,448	694
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease (increase) in accounts receivable	626,783	(2,906,215)	(342,391)	(3,325)
Decrease in net investment in sales-type lease―noncurrent	330,961	37,406	145,266	1,411
Increase in inventories	(85,490)	(492,022)	(365,533)	(3,550)
Increase in prepaid expenses	(168,860)	(635,031)	(612,802)	(5,951)
Decrease (increase) in other current and noncurrent assets	92,932	(1,295,279)	(1,801,403)	(17,493)
Increase (decrease) in accounts payable	(2,928,912)	1,881,105	476,860	4,631
Increase (decrease) in income taxes payable	1,842,553	(545,914)	(594,782)	(5,776)
Increase in deferred income― noncurrent	276,175	1,015,049	91,462	888
Increase (decrease) in accrued expenses, other current and noncurrent liabilities	429,998	194,201	(596,174)	(5,789)
Net cash provided by operating activities—(Forward)	¥11,659,338	¥9,638,768	¥8,786,879	$85,326

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2014

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2012	2013	2014	2014

Net cash provided by operating activities—(Forward)	¥11,659,338	¥9,638,768	¥8,786,879	$85,326

INVESTING ACTIVITIES:
Purchases of property and equipment	(6,167,434)	(5,588,815)	(9,123,998)	(88,600)
Proceeds from sales of property and equipment	350,136	543,978	456,330	4,431
Purchases of available-for-sale securities	(269,218)	(48,903)	(167,545)	(1,627)
Purchases of other investments	(186,115)	(467,622)	(1,185,985)	(11,517)
Investment in an equity method investee	(24,647)	(100,000)	(199,920)	(1,941)
Proceeds from sales of available-for-sale securities	226,346	-	391,814	3,805
Proceeds from sales of other investments	94,285	109,944	351,740	3,416
Payments of guarantee deposits	(39,403)	(164,417)	(688,902)	(6,690)
Refund of guarantee deposits	26,045	17,349	20,233	196
Payments for refundable insurance policies	(6,604)	(737)	(18,787)	(182)
Refund from insurance policies	42,948	-	16,026	156
Acquisition of a newly controlled company, net of cash acquired (Note 2)	-	(229,058)	-	-
Other	(594)	(17,620)	(53,766)	(522)
Net cash used in investing activities	(5,954,255)	(5,945,901)	(10,202,760)	(99,075)

FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	3,370,000	71,000	250,000	2,427
Repayments of short-term borrowings with initial maturities of over three months and long-term borrowings	(620,000)	(1,081,000)	(1,260,000)	(12,235)
Principal payments under capital leases	(3,425,680)	(3,678,940)	(3,968,724)	(38,539)
Net increase (decrease) in short-term borrowings	(4,180,000)	400,000	-	-
Proceeds from issuance of subsidiary stock to noncontrolling interests	-	2,570	-	-
Dividends paid	(608,052)	(709,394)	(910,697)	(8,844)
Proceeds from issuance of common stock, net of issuance cost	-	-	17,271,204	167,714
Other	-	-	109	2
Net cash provided by (used in) financing activities	(5,463,732)	(4,995,764)	11,381,892	110,525

FORWARD	¥241,351	¥(1,302,897)	¥9,966,011	$96,776

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2014

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2012	2013	2014	2014

FORWARD	¥241,351	¥(1,302,897)	¥9,966,011	$96,776

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(18,142)	24,945	196,217	1,906

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	223,209	(1,277,952)	10,162,228	98,682

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,313,615	13,536,824	12,258,872	119,041

CASH AND CASH EQUIVALENTS, END OF YEAR	¥13,536,824	¥12,258,872	¥22,421,100	$217,723

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥297,862	¥287,158	¥256,722	$2,493
Income taxes paid	481,580	3,527,987	2,707,784	26,294

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	4,749,695	4,816,248	3,436,245	33,368
Facilities purchase liabilities	659,266	949,264	1,050,429	10,200
Asset retirement obligation	42,273	26,620	170,814	1,659
Acquisition of a company (Note 2):
Assets acquired	-	404,139	-	-
Liabilities assumed	-	104,321	-	-
Noncontrolling interests	-	118	-	-
Cash paid	-	(299,700)	-	-
Cash acquired	-	70,642	-	-
Acquisition of a newly controlled company, net of cash acquired	-	(229,058)	-	-

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. ("IIJ," a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan. As of March 31, 2014, 26.4% of IIJ’s voting shares were jointly owned by Nippon Telegraph and Telephone Corporation ("NTT") and its subsidiary. IIJ and its subsidiaries (collectively, the "Company") provide customers substantially operating in Japan with Internet connectivity services, WAN services and outsourcing services.  The Company also provides systems integration which consists of systems construction and systems operation and maintenance. In addition, a consolidated subsidiary provides Automated Teller Machines ("ATM") operation services.

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable, which includes the accounts receivable from a large customer as noted in Note 20. The Company's management believes that the risks associated with accounts receivable is mitigated by the large number of customers comprising its customer base and its credit line control. The Company also conducts an evaluation of a new customer’s financial condition at the inception of a transaction and continuously monitors delays in payment for each customer.

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

Reclassification－Certain reclassifications have been made to prior periods to conform to the current year presentations: (1) “Guarantee deposits―current,” which had been previously included in "Other current assets," was separately disclosed as the amount was deemed material. (2) “Increase in inventories, prepaid expenses and other current and noncurrent assets” was divided into “Increase in inventories”, “Increase in prepaid expenses” and “Increase in other current and noncurrent assets” as the amounts were deemed material.

Translation into U.S. Dollars—IIJ maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2014 of ¥102.98 = $1, solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.

Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. ("Net Care"), IIJ America, Inc. ("IIJ-America"), Netchart Japan Inc. ("NCJ"), hi-ho Inc. ("hi-ho"), Trust Networks Inc. ("Trust Networks"), IIJ Innovation Institute Inc. ("IIJ-II"), IIJ Global Solutions Inc. ("IIJ-Global") and its subsidiaries, IIJ Exlayer Inc. ("IIJ-Exlayer") and its subsidiaries and IIJ Europe Limited ("IIJ-Europe"). IIJ-Global was acquired by IIJ on September 1, 2010. IIJ-Exlayer was acquired by IIJ on April 2, 2012. IIJ-Europe was originally a wholly-owned subsidiary of IIJ-Exlayer. IIJ-Exlayer was merged with IIJ on January 1, 2014. GDX Japan Inc. (“GDX”) was established on April 16, 2007 and liquidated on March 16, 2012. All of the subsidiaries, except for IIJ-Exlayer, IIJ-America, IIJ-Europe and other foreign subsidiaries, have fiscal years ending March 31. IIJ-Exlayer, IIJ-America, IIJ-Europe and other foreign subsidiaries’ fiscal year-end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the foreign subsidiaries to report their financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements. Intercompany transactions and balances have been eliminated in consolidation.

Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

Equity-method goodwill which is the portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an investee is not amortized, but equity-method investments shall continue to be reviewed for impairment in accordance with Accounting Standards Codification (“ASC”)  323 “Investments-Equity Method and Joint Ventures.”

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

System integration and service arrangements involve the following deliverables:

●
System construction services ― include all or some of the following elements depending on arrangements to meet each of our customer's requirements: consulting, project planning, system design, and development of network systems. These services also include the installation of software as well as configuration and installationof hardware.

●	Software ― we resell third-party software such as Oracle and Windows to our customers, which are installed by us during the system development process.

●
Hardware ― we also resell third-party hardware, primarily servers, switches and routers, which we install during the system development process. The hardware is generic hardware that is often sold by third party manufacturers and resellers.

●	Monitoring and operating service ― we monitor our customer's network activity and internet connectivity to detect and report problems. We also provide constant data backup services.

●	Hardware and software maintenance service ― we repair or replace any malfunctioning parts of hardware. We examine software faults and provide suitable solutions to customers.

The system construction services are generally delivered over a three-month period. All hardware and software are delivered and installed during this period. Customers are required to pay a specified fixed fee that is not payable until after the system construction has been completed and accepted by our customers.

Monitoring, operating, and hardware and software maintenance services generally commence once our customers have accepted the systems, and contract periods are generally from one to five years. Our contracts include a stated annual fee for these services.

For multiple-element arrangements that include system construction service, hardware, software essential to the hardware product’s functionality and undelivered non-software services (e.g., monitoring and operating services), the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”) and (iii) best estimate of the selling price (“ESP”). The allocation of revenue is based mainly on the Company’s ESPs except for certain undelivered non-software services for which VSOE has been established. The Company’s process for determining its ESP for deliverables includes various factors that may vary depending on the circumstances and specific characteristics related to each deliverable. In developing the ESP, the Company considers customer demand, the existence and effect of competitors, general profit margin realized in the marketplace, volume of the transactions, the Company’s internal costs of providing the deliverables, the profit objectives including targeted and historical margins realized on similar sales to similar customers and the historical pricing practices.

The method used to account for each unit and the period over which each unit of accounting is recognized are as follows:

●
Revenue allocated to system construction services is accounted for using contract accounting. System construction service revenues, which are generally completed within three months, are recognized based on the completed-contract method in compliance with ASC 605-35-25-92 because the Company is unable to bill customers and the title to the constructed network system is not transferred to the customers unless they are satisfied with and accept the completed systems.

●
Revenue related to the hardware and software essential to the hardware product’s functionality is not recognized until customer acceptance is received because title to the hardware and software do not transfer to our customers until formal acceptance is received.

●	Revenue related to undelivered non-software services (monitoring, operating and hardware maintenance services) is recognized on a straight-line basis over the contract period.

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

Non-marketable equity securities are carried at cost as fair value is not readily determinable. When the Company evaluates whether non-marketable equity securities are impaired or not, the Company evaluates first whether an event or change in circumstances has occurred in the period that may have significant adverse effect on the fair value of the securities (an impairment indicator). The Company uses such impairment indicators as follows:

●	A significant deterioration in the earnings performance or business prospects of the investee.

●	A significant adverse change in the regulatory, economic, or technological environment of the investee.

●	A significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates.

●	A recent example of the new issuance of a security, in which the issue price is less than our cost.

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

The useful lives for depreciation and amortization by major asset classes are as follows:

	Range of Useful Lives
Data communications, office and other equipment (years)	3	to	20
Buildings (years)		20
Leasehold improvements (years)	8	to	20
Capitalized software (years)		5
Capital leases (years)	4	to	6

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

Goodwill and Intangible Assets—Goodwill and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing.  Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31. If the carrying amount of a reporting unit exceeds its fair value, the Company then performs the second step of the goodwill impairment test to measure the amount of impairment loss, if any. Intangible assets with finite useful lives, consisting of customer relationships, are amortized using a non-straight-line basis based on the pattern of expected future economic benefit over the estimated useful lives, which range from 6 to 19 years.

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

The Company recognizes the financial statement effect of uncertain tax positions when they are more-likely- than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income.

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

The Company provides a comprehensive range of network solutions to meet its customers’ needs by cross-selling a variety of services, including Internet connectivity services, WAN services, outsourcing services, systems integration and sales of network-related equipment, and ATM operation services. The Company’s chief operating decision maker, who is the Company’s Chief Operating Officer ("COO"), regularly reviews the revenue and cost of sales on the two operating segments, which are Network service and systems integration business segment, and ATM operation business segment. The COO also makes decisions regarding how to allocate resources and assess performance based on the segments.

New Accounting Guidance

In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-11, "Balance Sheet: Disclosures about Offsetting Assets and Liabilities," which requires new disclosures about financial instruments and derivative instruments that are either offset by or subject to an enforceable master netting arrangement or similar agreement. In January 2013, the FASB issued ASU 2013-01, "Balance Sheet: Clarifying the Scope of Disclosures about Offsetting Asset and Liabilities," which clarifies the scope of the offsetting disclosures of ASU 2011-11. Both ASUs are effective for fiscal years beginning on or after January 1, 2013 and interim periods within those years and the Company adopted this ASU in the first quarter beginning April 1, 2013. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In July 2012, the FASB issued ASU 2012-02, "Intangibles－Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment," which provides new guidance on the annual indefinite-lived intangible assets impairment testing. The objective of the amendments in this Update is to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, “Intangibles—Goodwill and Other—General Intangibles Other than Goodwill”. This ASU is effective for annual and interim indefinite-lived intangible assets impairment tests performed for fiscal years beginning after September 15, 2012 and the Company adopted this ASU in the first quarter beginning April 1, 2013. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income,” which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012 and the Company adopted this ASU in the first quarter beginning April 1, 2013. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations. See Note 15 for the disclosures related to this adoption.

Accounting Guidance Issued But Not Adopted as of March 31, 2014

In July 2013, the FASB issued ASU 2013-11, “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which defines the presentation requirements of an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted and retrospective application is permitted, but not required. The adoption of this ASU will not have a material impact on the Company’s financial position or results of operations.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S.GAAP and International Financial Reporting Standards. This guidance also requires an entity to improve disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The Company is currently evaluating the impact of adopting this guidance.

2.	BUSINESS COMBINATIONS

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

There were no business acquisitions during the years ended March 31, 2012 and 2014.

3.	INVENTORY

The components of inventories as of March 31, 2013 and 2014 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2013	2014	2014

Network equipment purchased for resale	¥350,976	¥503,334	$4,888
Work in process	950,708	1,166,924	11,331

Total inventories	¥1,301,684	¥1,670,258	$16,219

4.	OTHER INVESTMENTS

Pursuant to ASC Topic 320, “Investments―Debt and Equity Securities,” all of the Company's marketable equity securities are classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at March 31, 2013 and 2014 is as follows:

	Thousands of Yen
March 31, 2013	Cost	Unrealized Gains	Unrealized Losses	Fair Value

Available-for-sale—Equity securities	¥500,616	¥813,445	¥4,138	¥1,309,923

March 31, 2014

Available-for-sale—Equity securities	¥1,391,820	¥2,364,442	¥5,251	¥3,751,011

	Thousands of U.S. Dollars
March 31, 2014	Cost	Unrealized Gains	Unrealized Losses	Fair Value

Available-for-sale—Equity securities	$13,515	$22,961	$51	$36,425

The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2013 and 2014:

	Thousands of Yen
	Less than 12 Months		12 Months or More		Total
March 31, 2013	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale—Equity securities	¥27,902	¥4,138	-	-	¥27,902	¥4,138

March 31, 2014

Available-for-sale—Equity securities	¥56,524	¥5,251	-	-	¥56,524	¥5,251

	Thousands of U.S. Dollars
	Less than 12 Months		12 Months or More		Total
March 31, 2014	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale—Equity securities	$549	$51	-	-	$549	$51

The Company regularly reviews all of the Company's investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security's market price.

The Company’s unrealized loss on investments in marketable equity securities as of March 31, 2014 relates to Japanese companies (6 issuers) in various industries. The fair value of each investment is between 0.6% and 13.4% less than its cost. The duration of the unrealized loss position was less than 12 months. The Company evaluated the near-term prospects of the issuers and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investments to be other-than-temporarily impaired at March 31, 2014.

Proceeds from the sale of available-for-sale securities were ¥226,346 thousand, zero and ¥391,814 thousand ($3,805 thousand) for the years ended March 31, 2012, 2013 and 2014, respectively. Gross realized gains of ¥9,140 thousand and  ¥107,655 thousand($1,045 thousand)  were included in "Other income (expenses)" for the years ended March 31, 2012 and 2014, respectively, and gross realized losses of ¥12,293 thousand were included in "Other income (expenses)" for the year ended March 31, 2012.

Net gain on other investments, which was derived from realized gains on investments in funds, for the year ended March 31, 2014, was ¥313,393 thousand ($3,043 thousand).

The aggregate cost of the Company’s cost method investments totaled ¥2,461,339 thousand and ¥2,604,806 thousand ($25,294 thousand) at March 31, 2013 and 2014, respectively.

Impairment of investments in certain marketable equity securities and nonmarketable equity securities, including funds, included in "Other income (expenses)" in the Company’s consolidated statements of income, were recognized to reflect the decline in value considered to be other-than-temporary of ¥87,911 thousand and ¥71,681 thousand, respectively, for the year ended March 31, 2012, ¥19,788 thousand and zero, respectively, for the year ended March 31, 2013.

5.	ALLOWANCE FOR DOUBTFUL ACCOUNTS AND LOANS

An analysis of the allowance for doubtful accounts and loans for the years ended March 31, 2012, 2013 and 2014 is as follows:

	Thousands of Yen
	Balance at Beginning of Year	Credits Charged Off	Provision for (Reversal of) Doubtful Accounts	Other	Balance at End of Year

Year ended March 31, 2012	¥142,871	¥(19,878)	¥82,046	-	¥205,039

Year ended March 31, 2013	¥205,039	¥(17,934)	¥(10,712)	-	¥176,393

Year ended March 31, 2014	¥176,393	¥(12,067)	¥(46,935)	-	¥117,391

	Thousands of U.S. Dollars
	Balance at Beginning of Year	Credits Charged Off	Reversal of Doubtful Accounts	Other	Balance at End of Year

Year ended March 31, 2014	$1,713	$(117)	$(456)	-	$1,140

6.	INVESTMENTS IN EQUITY METHOD INVESTEES

IIJ utilizes various companies in Japan to develop and operate its Internet business. Businesses operated by its equity method investees include multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., "Multifeed"), comprehensive portal site operations (Internet Revolution Inc., "i-revo"), point management systems operations (Trinity Inc., "Trinity"), research and software development (Stratosphere Inc., "Stratosphere") and offering cloud-based systems that undergird smartphone applications (Appiaries Corporation, "Appiaries").

The aggregate amounts of balances and transactions of the Company with these equity method investees as of March 31, 2013 and 2014, and for each of the three years in the period ended March 31, 2014 are summarized as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2012	2013	2014	2014

Accounts receivable	-	¥52,422	¥43,170	$419
Accounts payable	-	39,734	40,613	394
Revenues	¥624,718	598,765	538,288	5,227
Costs and expenses	403,400	456,892	451,342	4,383

The Company's investments in these equity method investees and respective ownership percentage at March 31, 2013 and 2014 consisted of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	2013		2014		2014

Multifeed	33.00%	¥1,141,909	33.00%	¥1,244,512	$12,085
i-revo	30.00	371,888	30.00	529,142	5,138
Trinity	33.75	93,154	33.75	88,804	862
Stratosphere	50.00	74,772	50.00	32,451	315
Appiaries	-	-	49.00	190,780	1,853

Total		¥1,681,723		¥2,085,689	$20,253

The Company also had a loan of ¥20,000 thousand ($194 thousand) to Stratosphere, which was included in the “Other assets” in the Company’s consolidated balance sheets as of March 31, 2014.

The Company acquired shares in Appiaries for ¥199,920 thousand ($1,941 thousand) in March 2014, which was managed as a joint venture with a certain cloud-based systems operating company.

As of March 31, 2014, the balance of equity-method goodwill was ¥53,841 thousand  ($523 thousand) and was included in “Investments in equity method investees” in the Company’s consolidated balance sheets.

7.	PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2013 and 2014 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2013	2014	2014

Data communications equipment	¥6,746,069	¥8,656,572	$84,061
Office and other equipment	2,130,160	3,375,846	32,782
Land	-	532,997	5,176
Buildings	668,631	1,615,081	15,683
Leasehold improvements	2,666,584	3,641,072	35,357
Capitalized software	18,465,716	21,006,728	203,988
Assets under capital leases, primarily data communications equipment	21,864,989	22,868,800	222,070
Total	52,542,149	61,697,096	599,117
Less accumulated depreciation and amortization	(29,516,394)	(34,725,611)	(337,207)

Property and equipment—net	¥23,025,755	¥26,971,485	$261,910

Depreciation and amortization expenses for the property and equipment amounted to ¥6,522,033 thousand, ¥6,950,249 thousand and ¥8,359,907 thousand ($81,180 thousand) for the years ended March 31, 2012, 2013 and 2014, respectively.

The Company recorded losses on disposal of property and equipment of ¥62,368 thousand, ¥14,638 thousand and ¥83,487 thousand ($811 thousand) for the years ended March 31, 2012, 2013 and 2014, respectively, in “General and administrative” expenses in the Company’s consolidated statements of income.

Capitalized software included internal use software of ¥15,912,108 thousand and ¥17,410,834 thousand ($169,070 thousand) as of  March 31, 2013 and 2014, respectively, and software to be leased of ¥2,553,608 thousand and ¥3,595,894 thousand ($34,918 thousand) as of March 31, 2013 and 2014, respectively.

The unamortized balance of software to be leased was ¥1,952,450 thousand and ¥2,532,335 thousand ($24,591 thousand) as of March 31, 2013 and 2014, respectively. Amortization expense of software to be leased was ¥208,435 thousand, ¥349,537 thousand and ¥495,050 thousand ($4,807 thousand) for the years ended March 31, 2012, 2013 and 2014, respectively, and was included in cost of systems integration.

The estimated aggregate amortization expense of software to be leased for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2015	¥619,166	$6,013
2016	677,298	6,577
2017	526,416	5,112
2018	523,848	5,087
2019	185,607	1,802

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

The components of intangible assets as of March 31, 2013 and 2014 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2013	2014	2014

Intangible assets subject to amortization:
Customer relationships	¥6,424,471	6,424,471	$62,386
Total	6,424,471	6,424,471	62,386
Less accumulated amortization
Customer relationships	(1,759,440)	(2,222,514)	(21,582)
Total	(1,759,440)	(2,222,514)	(21,582)
Intangible assets subject to amortization—net	4,665,031	4,201,957	40,804

Intangible assets not subject to amortization:
Telephone rights	19,400	29,987	291
Trademark	107,000	107,000	1,039
Goodwill	5,969,951	5,969,951	57,972
Total	6,096,351	6,106,938	59,302

Total intangible assets	¥10,761,382	10,308,895	$100,106

The weighted average amortization period for customer relationships is approximately 15.6 years. The amortization expenses for the years ended March 31, 2013 and 2014 were ¥557,559 thousand and ¥463,074  thousand ($4,497 thousand), respectively. The estimated aggregate amortization expense of intangible assets for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2015	¥397,031	3,855
2016	388,014	3,768
2017	380,496	3,695
2018	365,460	3,549
2019	355,410	3,451

The Company recorded ¥37,000 thousand and ¥48,000 thousand of loss on impairment of the trademark right related to hi-ho in “Sales and marketing” expenses in the Company’s consolidated statement of income for the year ended March 31, 2012 and 2013, respectively. Because hi-ho recently recorded an operating loss, the Company recognized that the trademark might be impaired. The carrying value of the trademark exceeded its fair value and the impairment loss was recognized in an amount equal to the excess of the carrying amount of the trademark over the fair value of the trademark. The fair value of the trademark was calculated with the relief from royalty method. The amount of loss was included in the Network service and system integration business segment.

The following table shows changes in the carrying amount of goodwill for the years ended March 31, 2013 and 2014, by operating segment:

	Thousands of Yen			Thousands of U.S. Dollars
	Network Service and Systems Integration Business	ATM Operation Business	Total	Network Service and Systems Integration Business	ATM Operation Business	Total
Balance at March 31, 2012
Goodwill	¥5,673,064	¥235,551	¥5,908,615
Accumulated impairment losses	(120,282)	-	(120,282)

	5,552,782	235,551	5,788,333

Acquisition	181,618	-	181,618

Impairment losses	-	-	-

Balance at March 31, 2013
Goodwill	5,854,682	235,551	6,090,233	$56,853	$2,287	$59,140
Accumulated impairment losses	(120,282)	-	(120,282)	(1,168)	-	(1,168)

	5,734,400	235,551	5,969,951	55,685	2,287	57,972

Acquisition	-	-	-	-	-	-

Impairment losses	-	-	-	-	-	-

Balance at March 31, 2014
Goodwill	5,854,682	235,551	6,090,233	56,853	2,287	59,140
Accumulated impairment losses	(120,282)	-	(120,282)	(1,168)	-	(1,168)
	¥5,734,400	¥235,551	¥5,969,951	$55,685	$2,287	$57,972

No impairment of goodwill was recognized during the years ended March 31, 2012, 2013 and 2014.

On April 2, 2012, IIJ acquired a new subsidiary, IIJ-Exlayer and recorded goodwill of ¥181,618 thousand . The goodwill components were mainly attributable to human resources and the goodwill was included in the network service and system integration business segment.

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

Operating Leases— The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ's network. The leases for domestic and international backbone connectivity are generally non-cancelable for a minimum one-year lease period. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, certain office equipment under non-cancelable operating leases, and its network operation centers under non-cancelable operating leases which expire on various dates through the year 2020.

Refundable guarantee deposits as of March 31, 2013 and 2014 consist of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2013	2014	2014

Head office*	¥1,472,311	¥666,480	$6,472
Sales and subsidiaries offices	543,181	554,610	5,386
Others	35,957	43,445	422

Total refundable guarantee deposits	¥2,051,449	¥1,264,535	$12,280

*Guarantee deposits―current related to the present head office in amount of ¥1,462,223 thousand ($14,199 thousand) was excluded from the table above. The Company will relocate the head office on June 2014.

Lease expenses related to backbone lines for the years ended March 31, 2012, 2013 and 2014 amounted to ¥3,370,813 thousand, ¥3,535,213 thousand and ¥3,763,803 thousand ($36,549 thousand), respectively. Lease expenses for local access lines for the years ended March 31, 2012, 2013 and 2014, which are mainly attributable to Internet connectivity services and WAN services, amounted to ¥23,101,650 thousand, ¥22,464,593 thousand and ¥22,602,364 thousand ($219,483 thousand), respectively. Other lease expenses for the years ended March 31, 2012, 2013 and 2014 amounted to ¥5,949,230 thousand, ¥5,978,985 thousand and ¥6,513,184 thousand ($63,247 thousand), respectively.

The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥2,394 thousand, ¥29,160 thousand and ¥ 24,082 thousand ($234 thousand) for the years ended March 31, 2012, 2013 and 2014, respectively.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements.

The Company sold ATM equipment procured from third party vendors, which amounted to ¥593,715 thousand and ¥534,479 thousand ($5,190 thousand), to the leasing companies for the years ended March 31, 2013 and 2014, respectively, and concurrently entered into capital lease arrangements to lease the equipment back, which resulted in total lease payments of ¥637,548 thousand due by February 2018 and ¥585,610  thousand ($5,687 thousand) due by February 2019, related to the lease contracts made in the years ended March 31, 2013 and 2014, respectively.

The fair values of the assets upon execution of the capital lease arrangements and accumulated depreciation amounted to ¥21,864,989 thousand and ¥13,340,942 thousand, respectively, at March 31, 2013 and ¥22,868,800 thousand ($222,070 thousand) and ¥14,795,972 thousand ($143,678 thousand), respectively, at March 31, 2014.

Lessee Future Minimum Lease Payments—As of March 31, 2014, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements and capital leases were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases

Year ending March 31:
2015	¥1,914	¥2,100,021	¥3,895,597	$19	$20,393	$37,828
2016		2,792,711	2,721,272		27,119	26,425
2017		2,796,420	1,442,649		27,155	14,009
2018		544,892	446,161		5,291	4,333
2019		47,999	113,880		466	1,106
2020 and thereafter		83,002			806

Total minimum lease payments	¥1,914	¥8,365,045	8,619,559	$19	$81,230	83,701

Less amounts representing interest			263,211			2,556

Present value of net minimum capital lease payments			8,356,348			81,145
Less current portion			3,753,026			36,444

Noncurrent portion			¥4,603,322			$44,701

Sales-Type Leases—The components of the net investment in sales-type leases as of March 31, 2013 and 2014 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2013	2014	2014

Year ending March 31:
2015		¥673,758	$6,543
2016		537,130	5,216
2017		153,049	1,486
2018		69,177	672
2019		1,701	16

Total minimum lease payments to be received*	¥1,405,258	¥1,434,815	$13,933
Estimated residual value of leased property (unguaranteed)	-	-	-
Less unearned income	30,400	22,364	217
Net investment in sales-type leases	1,374,858	1,412,451	13,716
Less current portion	476,818	659,677	6,406
Non-current net investment in sales-type leases	¥898,040	¥752,774	$7,310

*Estimated executory costs, including profit thereon, of ¥301,643 thousand and ¥268,598 thousand ($2,608 thousand) were excluded from total minimum lease payments to be received as of March 31, 2013 and 2014, respectively.

10.	ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations are principally related to leasehold office premises and a data center which, at the end of the lease, the Company is contractually obligated to restore.

The movements in asset retirement obligations for the year ended March 31, 2013 and 2014 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2013	2014	2014

Balance at beginning of the year	¥299,083	¥334,585	$3,249

Liabilities incurred	26,620	122,157	1,186
Liabilities settled	-	-	-
Accretion expense	8,882	8,041	78
Revision in estimated cash flows related to head office relocation	-	48,657	473

Balance at end of the year	¥334,585	¥513,440	$4,986

11.	BORROWINGS

Short-term borrowings at March 31, 2013 and 2014 consist of bank overdrafts that bear fixed rate interest. The weighted average rates at March 31, 2013 and 2014 were 0.690% and 0.600%, respectively.

Long-term borrowings as of March 31, 2013 and 2014 consist of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2013	2014	2014

Long-term installment payable at various dates through calendar 2014. Interest is payable at variable rates based on Tokyo InterBank Offered Rate (TIBOR) which were 0.250% and 0.212% as of March 31, 2013 and 2014, respectively. Weighted average interest rates were 0.962% and 0.901% at March 31, 2013 and 2014, respectively.	¥1,990,000	¥980,000	$9,517

Less current portion	(1,010,000)	(980,000)	(9,517)

Long-term borrowings, less current portion	¥980,000	¥-	$-

Annual maturities of long-term borrowings for the years subsequent to March 31, 2014 are as follows:

	Thousands of Yen	Thousands of U.S. Dollars
Year ending March 31:
2015	¥980,000	$9,517

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral (or additional collateral) or a guarantor with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default.  The Company did not provide banks with any collateral for outstanding loans as of March 31, 2014.

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2014 was ¥10,600,000 thousand ($102,933 thousand).

12.	INCOME TAXES

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 41% for the year ended March 31, 2012 and 38.3% for the years ended March 31, 2013 and 2014.

Income from operations before income tax expense and equity in net income of equity method investees and income tax expense for the years ended March 31, 2012, 2013 and 2014 consist of the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2012	2013	2014	2014

Income from operations before income tax expense and equity in net income of equity method investees:
Domestic	¥5,970,007	¥7,825,846	¥6,406,153	$62,208
Foreign	6,213	(68,982)	(131,262)	(1,275)
Total	¥5,976,220	¥7,756,864	¥6,274,891	$60,933
Income taxes―current:
Domestic	¥2,489,350	¥3,140,964	¥2,453,549	$23,825
Foreign	422	(6,254)	41,582	404
Total	¥2,489,772	¥3,134,710	¥2,495,131	$24,229
Income taxes―deferred:
Domestic	¥35,714	¥(528,832)	¥(729,822)	$(7,087)
Foreign	-	1,704	29,996	291
Total	¥35,714	¥(527,128)	¥(699,826)	$(6,796)

The Company adopted the consolidated tax declaration in the fiscal year ended March 31, 2009.

Amendments to Japanese tax regulations were enacted into law on November 30, 2011. As a result, the normal Japanese statutory rate was reduced to 38.3% from the fiscal year beginning April 1, 2012 and was to be reduced to 35.9% from the fiscal year beginning April 1, 2015. On March 20, 2014, new amendments to Japanese tax regulations were enacted into law. As a result, the normal Japanese statutory rate will be reduced from 38.3% to 35.9% from the fiscal year beginning April 1, 2014. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was a decrease of income tax expense by ¥110,381 thousand for the year ended March 31, 2012 and an increase of income tax expense by ¥106,487 thousand ($1,034 thousand) for the year ended March 31, 2014, respectively.

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2013 and 2014 were as follows:

	Thousands of Yen				Thousands of U.S. Dollars
	2013		2014		2014
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Unrealized gains on available‑for‑sale securities	-	¥290,623	-	¥847,033	-	$8,225
Capital leases	¥73,735	-	¥106,807	-	$1,037	-
Accrued expenses	713,056	-	748,875	-	7,272	-
Retirement and pension cost	758,240	-	816,558	-	7,929	-
Allowance for doubtful accounts	66,170	-	48,885	-	475	-
Depreciation	48,315	-	-	-	-	-
Net loss on other investments	285,505	-	240,698	-	2,337	-
Operating loss carryforwards	1,416,522	-	1,370,277	-	13,306	-
Transactions in transit*	-	47,983	-	86,953	-	845
Impairment loss on telephone rights	77,101	-	77,690	-	755	-
Accrued enterprise tax	179,725	-	101,252	-	983	-
Asset retirement obligation	120,116	-	184,325	-	1,790	-
Deferred revenue	468,382	-	614,054	-	5,963	-
Customer relationship	-	1,690,781	-	1,505,159	-	14,616
Tax deduction of goodwill	-	528,299	-	690,499	-	6,705
Excess of tax deductible goodwill over the reported amount of goodwill	570,356	-	316,818	-	3,077	-
Trademark	-	38,413	-	38,413	-	373
Investments in equity method investees	-	168,061	-	233,550	-	2,268
Other	237,761	159,753	217,213	166,346	2,109	1,615
Total	5,014,984	2,923,913	4,843,452	3,567,953	47,033	34,647
Valuation allowance	(1,361,807)	-	(428,184)	-	(4,158)	-

Total	¥3,653,177	¥2,923,913	¥4,415,268	¥3,567,953	$42,875	$34,647

*This item arises from transactions between IIJ and foreign subsidiaries, which were recorded in the different periods as a result of the difference in each company’s fiscal year-end.

As of March 31, 2013 and 2014, the valuation allowance for deferred tax assets related principally to operating loss carryforwards, at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥136,689 thousand, ¥647,079 thousand and ¥933,623 thousand ($9,066 thousand) for the years ended March 31, 2012, 2013 and 2014, respectively.

Undistributed earnings of foreign subsidiaries that are deemed to be permanently invested amounted to ¥403,040 thousand ($3,914 thousand) as of March 31, 2014. It is not practicable to calculate the unrecognized deferred tax liability on such undistributed earnings.

As of March 31, 2014, certain subsidiaries had tax operating loss carryforwards as follows.

	Thousands of Yen
Year Ending March 31	Enterprise Tax Subject to Consolidation Tax Filing	Inhabitant Tax Subject to Consolidation Tax Filing	Others

2015	-	-	-
2016	-	-	-
2017	-	-	-
2018	¥38,120	¥10,762	¥411,351
2019 and thereafter	221,664	62,745	3,339,609

Total	¥259,784	¥73,507	¥3,750,960

	Thousands of U.S. Dollars
Year Ending March 31	Enterprise Tax Subject to Consolidation Tax Filing	Inhabitant Tax Subject to Consolidation Tax Filing	Others

2015	-	-	-
2016	-	-	-
2017	-	-	-
2018	$370	$105	$3,994
2019 and thereafter	2,153	609	32,430

Total	$2,523	$714	$36,424

“Others” were loss carryforwards of subsidiaries not subject to consolidation tax filing, which were composed of ¥2,310,209 thousand ($22,434 thousand) in Japan, ¥1,017,046 thousand ($9,876 thousand) in the United States of America, and ¥423,705 thousand ($4,114 thousand) in other countries.

These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2022 in Japan and December 31, 2033 in the United States of America. The loss carryforwards in other countries will expire in the period ending December 31, 2018 or have an indefinite carryforward period.

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2014 is as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2012	2013	2014	2014

Amount computed by using normal Japanese statutory tax rate	¥2,450,250	¥2,970,879	¥2,403,283	$23,337
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	81,115	89,012	102,634	997
Inhabitant tax―per capita	34,415	35,809	37,122	360
Expiration of operating loss carryforward	176,829	-	-	-
Change in valuation allowance	(107,171)	(666,973)	(957,182)	(9,295)
Tax effects on investments in equity method investees	-	168,061	65,489	636
Enterprise tax―not based on income	68,960	77,868	82,191	798
Tax rate change	(110,381)	-	106,487	1,034
Other—net	(68,531)	(67,074)	(44,719)	(434)

Income tax expense as reported	¥2,525,486	¥2,607,582	¥1,795,305	$17,433

There was no amount of unrecognized tax benefit for the year ended March 31, 2013 and 2014. The Company does not reasonably expect that the unrecognized tax benefit will change significantly within the next twelve months.

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

Net periodic pension cost for the years ended March 31, 2012, 2013 and 2014 included the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2012	2013	2014	2014

Service cost	¥467,583	¥479,158	¥542,584	$5,269
Interest cost	48,335	46,975	45,418	441
Expected return on plan assets	(27,086)	(29,796)	(48,303)	(470)
Amortization of transition obligation	369	369	369	4
Other	(12,632)	-	-	-

Net periodic pension cost	¥476,569	¥496,706	¥540,068	$5,244

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2012	2013	2014	2014

Net actuarial loss (gain)	¥39,083	¥92,808	¥(63,775)	$(619)
Amortization of transition obligation in net periodic pension cost	(369)	(369)	(369)	(4)
Other	12,632	-	-	-

Amounts recognized in other comprehensive income (loss)	¥51,346	¥92,439	¥(64,144)	$(623)

Total net periodic pension cost and amounts recognized in other comprehensive income	¥527,915	¥589,145	¥475,924	$4,621

The change in benefit obligation and plan assets for the years ended March 31, 2013 and 2014 and the amounts recognized in the consolidated balance sheets as of March 31, 2013 and 2014 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2013	2014	2014

Change in benefit obligation:
Benefit obligation at beginning of year	¥3,196,857	¥3,855,332	$37,438
Service cost	479,158	542,584	5,269
Interest cost	46,975	45,418	441
Actuarial loss	209,406	17,098	166
Benefit paid	(77,064)	(33,834)	(329)

Benefit obligation at end of year	3,855,332	4,426,598	42,985

Change in plan assets:
Fair value of plan assets at beginning of year	1,655,373	2,012,611	19,544
Actual return on plan assets	146,394	129,176	1,254
Employer contribution	257,288	296,631	2,880
Benefits paid	(46,444)	(13,919)	(135)

Fair value of plan assets at end of year	2,012,611	2,424,499	23,543

Funded status at end of year	¥(1,842,721)	¥(2,002,099)	$(19,442)

Amounts recognized in the consolidated balance sheets as of March 31, 2013 and 2014 consist of:

	Thousands of Yen		Thousands of U.S. Dollars
	2013	2014	2014

Accrued retirement and pension costs―noncurrent	¥(1,842,721)	¥(2,002,099)	$(19,442)

Net amount recognized	¥(1,842,721)	¥(2,002,099)	$(19,442)

The accumulated benefit obligation for the Company’s defined benefit pension plans as of March 31, 2013 and 2014 was ¥2,444,643 thousand and ¥2,765,988 thousand ($26,859 thousand), respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥3,855,332 thousand and ¥2,012,611 thousand at March 31, 2013 and ¥4,426,598 thousand ($42,985 thousand) and ¥2,424,499 thousand ($23,543 thousand) at March 31, 2014, respectively. The aggregate accumulated benefit obligations of plans with no plan assets were ¥70,425 thousand and ¥79,449 thousand ($771 thousand) at March 31, 2013 and 2014, respectively.

Amounts recognized in accumulated other comprehensive income at March 31, 2013 and 2014 consist of:

	Thousands of Yen		Thousands of U.S. Dollars
	2013	2014	2014

Net actuarial loss	¥305,049	¥241,275	$2,343
Obligation at transition	1,104	734	7
Total	¥306,153	¥242,009	$2,350

The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 14 years and 21 years, respectively.

The estimated net actuarial loss and obligation at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in the fiscal year ending March 31, 2015 are zero and ¥369 thousand ($4 thousand), respectively.

	Benefit Obligations		Net Periodic Costs
	2013	2014	2012	2013	2014

Discount rate	1.2%	1.7%	1.8%	1.5%	1.2%
Expected long-term rate of return on plan assets			1.9	1.8	2.4
Rate of increase in compensation	3.3	3.2	3.4	3.3	3.3

The Company sets the discount rate assumption annually at March 31 based on high-quality fixed income securities reflecting the estimated timing of benefit payments.

The basis for determining the long-term rate of returns is a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2015	¥64,015	$622
2016	75,530	734
2017	99,316	964
2018	123,816	1,202
2019	134,463	1,306
2020－2024	1,279,018	12,420

Total	¥1,776,158	$17,248

The Company expects to contribute ¥296,630 thousand ($2,880 thousand) to its defined benefit pension plan in the year ending March 31, 2015.

The Company’s defined contribution plan, which was established on April 1, 2009, covers substantially all its employees. The Company contributes monthly 1.6% of its employees’ base salaries to the plan. No employee contributions to the plan are allowed. Contributions to the plan were ¥109,224 thousand, ¥114,450 thousand and ¥125,195 thousand ($1,216 thousand) for the years ended March 31, 2012, 2013 and 2014, respectively.

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

The projected allocation of the plan assets managed by the insurance company is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 63.0%, 35.0%, and 2.0% of the plan assets excluding pooled investment portfolios will be allocated to debt securities, equity securities and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. Fifty percent of the employer’s contribution to the plan during the year ending March 31, 2015 will be allocated to life insurance pooled investment portfolios and other 50% will be allocated to the aforementioned investments.

The following table summarizes the basis used to measure the Company’s pension plan assets at fair value:

Level 1―Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2―Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3―Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2013	Thousands of Yen
	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese equity	¥302,533	-	-	¥302,533
U.S. equity	72,760	-	-	72,760
Other equity―developed countries	51,220	-	-	51,220
Total equity securities	426,513	-	-	426,513

Debt securities:
Japanese government and municipalities	-	¥477,430	-	477,430
Japanese corporate bonds―investment grade	-	59,533	-	59,533
U.S. government	-	74,294	-	74,294
Other government―developed countries	-	103,471	-	103,471
Residential mortgage-backed	-	26,252	-	26,252
Total debt securities	-	740,980	-	740,980

Other financial instruments*	-	800,968	-	800,968

Cash	44,150	-	-	44,150

Total assets at fair value	¥470,663	¥1,541,948	-	¥2,012,611

Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2014	Thousands of Yen
	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese equity	¥348,758	-	-	¥348,758
U.S. equity	89,304	-	-	89,304
Other equity― developed countries	61,498	-	-	61,498
Total equity securities	499,560	-	-	499,560

Debt securities:
Japanese government and municipalities	-	¥486,308	-	486,308
Japanese corporate bonds― investment grade	-	164,037	-	164,037
U.S. government	-	65,339	-	65,339
Other government― developed countries	-	151,824	-	151,824
Residential mortgage-backed	-	19,337	-	19,337
Total debt securities	-	886,845	-	886,845

Other financial instruments*	-	950,011	-	950,011

Cash	88,083	-	-	88,083

Total assets at fair value	¥587,643	¥1,836,856	-	¥2,424,499

Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2014	Thousands of U.S. Dollars
	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese equity	$3,387	-	-	$3,387
U.S. equity	867	-	-	867
Other equity―developed countries	597	-	-	597
Total equity securities	4,851	-	-	4,851

Debt securities:
Japanese government and municipalities	-	$4,722	-	4,722
Japanese corporate bonds―investment grade	-	1,593	-	1,593
U.S. government	-	635	-	635
Other government―developed countries	-	1,474	-	1,474
Residential mortgage-backed	-	188	-	188
Total debt securities	-	8,612	-	8,612

Other financial instruments*	-	9,225	-	9,225

Cash	855	-	-	855

Total assets at fair value	$5,706	$17,837	-	$23,543
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

Contributions due and paid during the years ended March 31, 2012, 2013 and 2014 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥214,987 thousand, ¥244,666 thousand and ¥265,470 thousand ($2,578 thousand), respectively. The Company’s contribution did not represent more than 5% of total contributions to the plan during the years ended March 31, 2012, 2013 and 2014.

The plan is not subject to a funding improvement and is more than 80% funded as of March 31, 2013. The total plan assets are ¥626,988,803 thousand ($6,088,452 thousand) as of March 31, 2014. It was difficult to obtain other additional information for the plan for the year ended March 31, 2014.

The amount of retirement benefits for retiring directors and company auditors must be approved by the shareholders.

IIJ has a retirement plan for full-time company auditors. The Company recorded a liability for retirement benefit for company auditors of ¥3,690 thousand and ¥3,520 thousand ($34 thousand), which would be required if they were all to retire at March 31, 2013 and 2014, respectively.

IIJ had a retirement benefit plan for full-time directors, which was abolished in June 2011. The allowance for retirement benefit amounted to ¥255,330 thousand ($2,479 thousand) in consideration of their services made up to the date of abolition of the plan, and this amount will be reserved until each director’s retirement date. IIJ’s subsidiary also has a retirement benefit plan for full-time directors. The Company recorded a liability for retirement benefit for full-time directors of ¥265,674 thousand and ¥268,921 thousand ($2,611 thousand), which would be required if they were all to retire at March 31, 2013 and 2014, respectively.

The retirement benefits paid to retired company auditor was ¥2,010 thousand ($20 thousand) for the year ended March 31, 2014.

14.	SHAREHOLDERS' EQUITY

Japanese companies are subject to the Companies Act of Japan (the “Companies Act”).  The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Dividends
Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting.  For companies that meet certain criteria such as: (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Company Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. However, the Company cannot do so because it does not meet criteria (4) above. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

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

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in IIJ’s general books of account prepared using accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings shown in IIJ’s general books of account amounted to ¥21,076,781 thousand ($204,669 thousand) at March 31, 2014.

On June 28, 2011, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2011 of ¥7.5 per share or in the aggregate amount of ¥304,026 thousand.

On November 8, 2011, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2011 of ¥7.5 per share or in the aggregate amount of ¥304,026 thousand.

On June 27, 2012, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2012 of ¥8.75 per share or in the aggregate amount of ¥354,697 thousand.

On November 8, 2012, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2012 of ¥8.75 per share or in the aggregate amount of ¥354,697 thousand.

The forementioned cash dividends per share are retroactively adjusted to reflect a 1:200 stock split conducted on October 1, 2012.

In July 2013, IIJ completed a public offering of 4,700,000 new shares of common stock by a firm-commitment underwriting at an issue price of ¥3,346 ($32.49) (an amount paid of ¥3,208 ($31.15)) per share on the Tokyo Stock Exchange. In August 2013, IIJ issued 700,000 new shares of common stock by way of Third-Party Allotment at an amount paid of ¥3,208 ($31.15) per share. Stock issuance costs of ¥51,996 thousand ($505 thousand) (net of tax) were deducted from additional paid-in-capital. The total of net proceeds to IIJ from the public offering and the third-party allotment, after deducting stock issuance costs, were ¥17,271,204 thousand ($167,714 thousand).

On June 26, 2013, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2013 of ¥10 per share or in the aggregate amount of ¥405,368 thousand ($3,936 thousand).

On November 8, 2013, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2013 of ¥11 per share or in the aggregate amount of ¥505,329 thousand ($4,908 thousand).

Stock Option Plans
On May 26, 2011, IIJ’s board of directors resolved to introduce stock compensation–type stock options for executive officers of IIJ. On June 28, 2011, IIJ’s ordinary general meeting of shareholders approved the introduction of stock compensation-type stock options for directors of IIJ. Stock compensation-type stock options, which are stock acquisition rights entitling holders to acquire shares upon exercise, at an exercise price of one yen per share, were allocated to directors and executive officers as a substitute for the retirement allowance plan for them and to further promote their motivation and incentives to contribute to the enhancement of the mid- to long-term continuous business performance and corporate value.

The stock acquisition rights become exercisable after a service period of one year and are exercisable up to 29 years from the date of vesting. The stock acquisition rights may be exercised only within 10 days from the day immediately following the day on which the person loses his or her position as either a director or an executive officer. On July 14, 2011, IIJ granted 138 stock options to directors and executive officers. The fair value per option at the date of grant was ¥259,344.

On July 13, 2012, IIJ granted 130 stock options which were the same type of options granted in 2011 to directors and executive officers. The fair value per option at the date of grant was ¥318,562.

On July 11, 2013, IIJ granted 89 stock options which were the same type of options granted in 2012 to directors and executive officers. The fair value per option at the date of grant was ¥647,000 ($6,283).

The fair value of stock acquisition rights used to recognize compensation expense for the fiscal years ended March 31, 2012, 2013 and 2014 were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2012	2013	2014

Assumptions:
Risk-free interest rate	1.614%	1.298%	1.314%
Expected lives (years)	15	15	15
Expected volatility	59.892%	57.020%	55.861%
Expected dividends	0.924%	0.893%	0.535%

A summary of the activities for the stock acquisition rights plan for the years ended March 31, 2013 and 2014 is as follows:

			Yen	Years	Thousands of Yen	Thousands of U.S. Dollars
	Number of Options	Number of Shares	Exercise Price	Remaining Life	Total Intrinsic Value	Total Intrinsic Value

Unexercised options outstanding—March 31, 2012	138	27,600	1
Granted	130	26,000	1
Exercised	-	-	-
Forfeited or expired	-	-	-
Unexercised options outstanding—March 31, 2013	268	53,600	1
Granted	89	17,800	1
Exercised	11	2,200	1
Forfeited or expired	-	-	-
Unexercised options outstanding—March 31, 2014	346	69,200	1

Exercisable options—March 31, 2014	257	51,400	1	27.79	¥127,523	$1,238
Expected to vest after July 10, 2014	89	17,800	1	29.28	¥44,162	$429

*Due to the effect of the stock split conducted on October 1, 2012, grantees of options can purchase 200 shares by exercising one option.

The Company recognized stock compensation cost on a straight-line basis over the requisite service period.
The Company recognized ¥26,843 thousand, ¥40,007 thousand and ¥53,542 thousand ($520 thousand) as stock compensation cost for the fiscal years ended March 31,2012, 2013 and 2014, respectively. The unrecognized expense of ¥14,396 thousand ($140 thousand) is expected to be recognized over next 3 months.

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

IIJ absorbed IIJ-Exlayer on January 1, 2014 with the allotment of 104 shares of IIJ’s treasury stock to the shareholder of IIJ-Exlayer.

Net income attributable to IIJ’s shareholders and transfers (to) from the noncontrolling interests

The following schedule represents the effects of changes in IIJ’s ownership interest in its subsidiaries in the Company’s shareholder’s equity for the years ended March 31, 2012, 2013 and 2014.

	Thousands of Yen			Thousands of U.S. Dollars
	2012	2013	2014	2014
Net income attributable to IIJ	¥3,640,963	¥5,300,654	¥4,442,237	$43,137
Transfers (to) from the noncontrolling interests
Decrease in additional paid-in capital for purchase of GDX common shares	(85,437)	-	-	-
Increase in additional paid-in capital for acquisition of noncontrolling interest of IIJ-Exlayer	-	-	99	1
Net transfers (to) from noncontrolling interest	(85,437)	-	99	1
Change from net income attributable to IIJ and transfers (to) from noncontrolling interests	¥3,555,526	¥5,300,654	¥4,442,336	$43,138

15.	OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Thousands of Yen
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount

Year ended March 31, 2012:
Foreign currency translation adjustments	¥(9,539)	-	¥(9,539)
Unrealized holding gain (loss) on securities:
Amount arising during the period	56,384	¥(20,242)	36,142
Less: Reclassification adjustments for losses included in net income	91,064	(37,336)	53,728
Other	-	12,875	12,875
Net unrealized holding gain (loss) during the period	147,448	(44,703)	102,745
Defined benefit pension plans:
Amount arising during the period	(39,083)	14,030	(25,053)
Less: Reclassification adjustments for gains included in net income	(12,263)	5,711	(6,552)
Net defined benefit pension plans	(51,346)	19,741	(31,605)

Other comprehensive income (loss)	¥86,563	¥(24,962)	¥61,601

Year ended March 31, 2013:
Foreign currency translation adjustments	¥90,014	-	¥90,014
Unrealized holding gain (loss) on securities:
Amount arising during the period	380,637	¥(136,649)	243,988
Less: Reclassification adjustments for losses included in net income	19,788	(7,579)	12,209
Other	-	324	324
Net unrealized holding gain (loss) during the period	400,425	(143,904)	256,521
Defined benefit pension plans:
Amount arising during the period	(92,808)	33,319	(59,489)
Less: Reclassification adjustments for losses included in net income	369	(132)	237
Net defined benefit pension plans	(92,439)	33,187	(59,252)

Other comprehensive income (loss)	¥398,000	¥(110,717)	¥287,283

	Thousands of Yen
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Year ended March 31, 2014:
Foreign currency translation adjustments	¥419,557	-	¥419,557
Unrealized holding gain (loss) on securities:
Amount arising during the period	1,656,759	¥(594,776)	1,061,983
Less: Reclassification adjustments for gains included in net income	(107,655)	41,232	(66,423)
Other	-	(7,421)	(7,421)
Net unrealized holding gain (loss) during the period	1,549,104	(560,965)	988,139
Defined benefit pension plans:
Amount arising during the period	63,775	(22,896)	40,879
Less: Reclassification adjustments for losses included in net income	369	(133)	236
Net defined benefit pension plans	64,144	(23,029)	41,115

Other comprehensive income (loss)	¥2,032,805	¥(583,994)	¥1,448,811

	Thousands of U.S. Dollars
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount

Year ended March 31, 2014:
Foreign currency translation adjustments	$4,074	-	$4,074
Unrealized holding gain (loss) on securities:
Amount arising during the period	16,088	$(5,776)	10,312
Less: Reclassification adjustments for gains included in net income	(1,045)	400	(645)
Other	-	(71)	(71)
Net unrealized holding gain (loss) during the period	15,043	(5,447)	9,596
Defined benefit pension plans:
Amount arising during the period	619	(222)	397
Less: Reclassification adjustments for gains included in net income	4	(2)	2
Net defined benefit pension plans	623	(224)	399

Other comprehensive income (loss)	$19,740	$(5,671)	$14,069

The changes in accumulated other comprehensive income (loss) by component for the years ended March 31, 2014 are as follows:

	Thousands of Yen
	Unrealized holding gain on securities	Defined benefit pension plans	Foreign currency translation adjustments	Total
Year ended March 31, 2013:	¥495,217	¥(187,318)	¥(44,129)	¥263,770
Other comprehensive income before reclassifications	1,054,562	40,879	419,701	1,515,142
Amounts reclassified out of accumulated other comprehensive income	(66,423)	236	―	(66,187)
Other comprehensive income	988,139	41,115	419,701	1,448,955
Other	―	―	61	61
Year ended March 31, 2014:	¥1,483,356	¥(146,203)	¥375,633	¥1,712,786

	Thousands of U.S. Dollars
	Unrealized holding gain on securities	Defined benefit pension plans	Foreign currency translation adjustments	Total
Year ended March 31, 2013:	$4,809	$(1,820)	$(428)	$2,561
Other comprehensive income before reclassifications	10,241	397	4,075	14,713
Amounts reclassified out of accumulated other comprehensive income	(645)	2	―	(643)
Other comprehensive income	9,596	399	4,075	14,070
Other	―	―	1	1
Year ended March 31, 2014:	$14,405	$(1,421)	$3,648	$16,632

The amounts reclassified from accumulated other comprehensive income to the consolidated statements of income, with presentation location, for the year ended March 31, 2014, are as follows:

	Thousands of Yen	Thousands of U.S. Dollars
	2014	2014

Comprehensive income components:			Location

Unrealized holding gain on securities	¥107,655	$1,045	Net gain on sales of other investments
	(41,232)	(400)	Income tax expense
	66,423	645	Net income
Defined benefit pension plans	(369)	(4)	Net periodic pension costs (Note 13)
	133	2	Income tax expense
	(236)	(2)	Net income
Total amount reclassified	¥66,187	$643

16.	BASIC AND DILUTED NET INCOME PER COMMON SHARE

Basic and diluted net income attributable to Internet Initiative Japan Inc. per common share computation for three years ended March 31, 2012, 2013 and 2014 is as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2012	2013	2014	2014

Numerator―
Net income attributable to Internet Initiative Japan Inc.―basic and diluted	¥3,640,963	¥5,300,654	¥4,442,237	$43,137

	Number of Shares
	2012	2013	2014

Denominator:
Weighted-average common shares outstanding―basic	40,536,800	40,536,800	44,306,680
Dilutive effect of stock options	19,600	35,800	54,403
Weighted-average common shares outstanding―diluted	40,556,400	40,572,600	44,361,083

	Yen			U.S. Dollars
	2012	2013	2014	2014

Basic net income attributable to Internet Initiative Japan Inc. per common share	¥89.82	¥130.76	¥100.26	$0.97

Diluted net income attributable to Internet Initiative Japan Inc. per common share	¥89.78	¥130.65	¥100.14	$0.97

Note: Figures shown above are retroactively adjusted to reflect a 1:200 stock split conducted on October 1, 2012.

17.	COMMITMENTS AND CONTINGENT LIABILITIES

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

In May 2006, January 2007 and January 2008, IIJ made agreements (three agreements in total) for investing in funds which invest in mainly unlisted stocks with an investment advisory company. IIJ committed to provide up to $5 million for each fund ($15 million in total) upon the request of the fund until June 30, 2020. IIJ has provided a total of $12.6 million to them as of March 31, 2014. The amounts invested in their funds were recorded as other investments in the Company’s consolidated balance sheets.

In April 2013, IIJ made an agreement for investing in a corporation reconstruction fund with an investment advisory company. IIJ committed to provide up to ¥100 million upon the request of the fund until April 23, 2018. IIJ has provided a total of ¥19 million to the fund as of March 31, 2014. The amounts invested in the fund were recorded as other investments in the Company’s consolidated balance sheets.

18.	FINANCIAL INSTRUMENTS

Fair Value—In the normal course of business, the Company invests in financial assets. To estimate the fair value of those financial assets, the Company used quoted market prices to the extent that they are available. Where a quoted market price is not available, the Company estimates fair value using primarily the discounted cash flow method. For certain financial assets and liabilities, such as trade receivables and trade payables, which are expected to be collected and settled within one year, the Company assumes that the carrying amount approximates fair value due to their short maturities. Investments for which it is not practicable to estimate fair value primarily consist of investments in a number of unaffiliated and unlisted smaller sized companies and the estimate of their fair values cannot be made without incurring excessive costs. Refundable insurance policies are carried at cash surrender value. The carrying amounts for long-term borrowings with variable rates approximate their fair values. The carrying amounts and fair value of financial instruments are summarized below:

	Thousands of Yen				Thousands of U.S. Dollars
	2013		2014		2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Other investments for which it is:
Practicable to estimate fair value	¥1,309,923	¥1,309,923	¥3,751,011	¥3,751,011	$36,425	$36,425
Not practicable	2,461,339	-	2,604,806	-	25,294	-
Noncurrent refundable insurance policies (other assets)	64,020	64,020	63,062	63,062	612	612

Cash and cash equivalents were classified as Level 1 instruments and short-term and long-term borrowings were classified as Level 2 instruments.

Other investments for which it is practicable to estimate fair value are available-for-sales equity securities disclosed in Note 4.

Other investments for which it is not practicable to estimate fair value were comprised of non-marketable equity securities of  ¥1,121,444 thousand and investments in funds of  ¥1,339,895 thousand as of March 31, 2013 and non-marketable equity securities of ¥1,379,623 thousand ($13,397 thousand) and investments in funds of ¥1,225,183 thousand ($11,897 thousand) as of March 31, 2014.

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

Level 1―Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2―Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3―Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

There were no transfers between Level 1 and Level 2 for the years ended March 31, 2013 and 2014.

Assets Measured at Fair Value on a Recurring Basis

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2013 and 2014, respectively, consistent with the fair value hierarchy provisions of  ASC Topic 820.

	Thousands of Yen
				Total
	Level 1	Level 2	Level 3	2013

March 31, 2013

Assets―
Available-for-sale securities―equity securities	¥1,309,923	-	-	¥1,309,923

	Thousands of Yen
				Total
March 31, 2014	Level 1	Level 2	Level 3	2014
Assets―
Available-for-sale securities―equity securities	¥3,751,011	-	-	¥3,751,011

	Thousands of U.S. Dollars
				Total
March 31, 2014	Level 1	Level 2	Level 3	2014
Assets―
Available-for-sale securities―equity securities	$36,425	-	-	$36,425

Available-for-sale securities are comprised of marketable securities, which are listed on Japan and Hong Kong securities markets and are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Assets Measured at Fair Value on a Nonrecurring Basis

	Thousands of Yen
March 31, 2013	Level 1	Level 2	Level 3	Impairment Loss
Assets:
Trademark	-	-	¥107,000	¥48,000
	-	-	¥107,000	¥48,000

The trademark right related to hi-ho with a carrying amount of ¥155,000 thousand was written down to fair value of ¥107,000 thousand, resulting in an impairment charge of ¥48,000 thousand, which was included in the Company’s statement of income for the year ended March 31, 2013. The impaired trademark was classified within Level 3 as the Company used unobservable inputs such as expected future income to value the trademark.

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

The following table presents information relating to the significant unobservable inputs of the Company’s Level 3 non-recurring measurements.

	Thousands of Yen

March 31, 2013	Fair value	Valuation technique	Unobservable inputs	Range

Trademark	¥107,000	Relief from royalty method	Discount Rate Royalty rate	7.5% 0.3%

20.	BUSINESS SEGMENTS

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

Network service and systems integration business segment comprises revenues from network services, systems integration and equipment sales.

ATM operation business segment comprises revenues from the ATM operation business.

Revenues:

	Thousands of Yen			Thousands of U.S. Dollars
	2012	2013	2014	2014
Network service and systems integration business:
Customers	¥95,990,449	¥103,928,400	¥111,445,519	$1,082,205
Intersegment	506,030	558,753	455,975	4,428
Total	96,496,479	104,487,153	111,901,494	1,086,633
ATM operation business:
Customers	1,324,156	2,320,086	2,826,832	27,450
Intersegment	-	-	-	-
Total	1,324,156	2,320,086	2,826,832	27,450

Elimination	506,030	558,753	455,975	4,428
Consolidated total	¥97,314,605	¥106,248,486	¥114,272,351	$1,109,655

Segment Profit or Loss:

	Thousands of Yen			Thousands of U.S. Dollars
	2012	2013	2014	2014
Operating income (loss):
Network service and systems integration business	¥6,631,476	¥7,629,435	¥5,274,753	$51,221
ATM operation business	(194,264)	239,035	578,794	5,620
Elimination	83,729	115,828	130,235	1,264
Consolidated total	¥6,353,483	¥7,752,642	¥5,723,312	$55,577

Segment Assets:

	Thousands of Yen		Thousands of U.S. Dollars
	2013	2014	2014
Segment assets:
Network service and systems integration business	¥79,958,814	¥100,860,325	$979,417
ATM operation business	2,152,452	3,006,250	29,192
Elimination
Consolidated total	¥82,111,266	¥103,866,575	$1,008,609

Other significant items:

	Thousands of Yen			Thousands of U.S. Dollars
	2012	2013	2014	2014
Depreciation and amortization:
Network service and systems integration business	¥7,006,576	¥7,178,397	¥8,405,080	$81,619
ATM operation business	137,055	329,411	417,901	4,058
Consolidated total	¥7,143,631	¥7,507,808	¥8,822,981	$85,677

For information regarding the goodwill and the other impairment losses on intangible assets, see Note 8, “Goodwill and Other intangible assets.”

Transfers between reportable businesses are made at market-based prices. Operating income (loss) is operating revenue less costs and operating expenses.

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

Revenue from IBM Japan, Ltd., related to network service and system integration business segment represents ¥14,396,722 thousand, ¥13,456,203 thousand and ¥13,125,454 thousand ($127,456 thousand) for the years ended March 31, 2012, 2013 and 2014, respectively, of the Company’s consolidated revenue.

21.	ADVERTISING EXPENSES

Advertising expenses incurred during the years ended March 31, 2012, 2013 and 2014 related primarily to advertisements in magazines, journals and newspapers and amounted to ¥563,051 thousand, ¥671,260 thousand and ¥656,890  thousand ($6,379  thousand), respectively.

22.	RELATED PARTY TRANSACTIONS

NTT and its subsidiaries own 26.0% of IIJ's outstanding common shares and 26.4% of IIJ's voting shares as of March 31, 2014.

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

The amounts of balances as of March 31, 2013 and 2014 and transactions of the Company with NTT and its subsidiaries for the each of the three years in the period ended March 31, 2014, are summarized as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2012	2013	2014	2014
Accounts receivable	-	¥171,909	¥446,857	$4,339
Accounts payable	-	1,578,969	1,822,997	17,702
Revenues	¥895,189	880,079	2,370,954	23,023
Costs	14,225,717	14,966,177	15,579,173	151,283

As for balances and transactions with equity method investees, refer to Note 6, “Investments in Equity Method Investees.”

23.	SUBSEQUENT EVENTS

On June 25, 2014, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2014 of ¥11 ($0.11) per share or in the aggregate amount of ¥505,330 thousand ($4,907 thousand).

* * * * * *