Form 20-F
period 2015-03-31
INTERNET INITIATIVE JAPAN INC
filed 2015-07-10
CIK 1090633

As filed with the Securities and Exchange Commission on July 10, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2015
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
Natsuko Kiyoshi, +81-3-5205-6500, +81-3-5205-6441,
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
As of March 31, 2015, 46,701,000 shares of common stock were outstanding, including 1,110,398 shares represented by an aggregate of 2,220,796 American Depositary Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒
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
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☒ U.S. GAAP
☐ International Financial Reporting Standards as issued by the International Accounting Standards Board
☐ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item17 ☐ Item18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

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

•
that our investments in our subsidiaries, affiliated companies, new business and service developments may not produce the returns we expect or may adversely affect our results of operations and financial condition adversely.

As used in this annual report, references to “IIJ” are to Internet Initiative Japan Inc. and references to “the Company”, “the Group”, “we”, “our”, “our group” and “us” are to Internet Initiative Japan Inc. and its subsidiaries except as the context otherwise requires.
References in this annual report to “yen” or “¥” are to Japanese yen, references to “U.S. dollars” or “$” are to United States dollars and references to “British pounds” are to United Kingdom pounds sterling.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables include selected historical financial data as of and for each of the fiscal years ended March 31, 2011, 2012, 2013, 2014, and 2015. The data in the table is derived from our audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm. You should read the selected consolidated financial data together with Item 5. “Operating and Financial Review and Prospects” of this annual report on Form 20-F and our consolidated financial statements and the notes to our consolidated financial statements beginning on page F-1.

	As of and for the fiscal year ended March 31,
	2011	2012	2013	2014	2015
	(millions of yen, except per share and ADS data)
Statement of Income Data:
REVENUES:
Network services:
Internet connectivity services (enterprise) (1)	¥14,005	¥14,707	¥16,027	¥16,585	¥16,350
Internet connectivity services (consumer) (1)	6,525	5,717	5,466	6,025	8,222
WAN services	16,100	25,667	25,168	25,006	24,326
Outsourcing services	15,032	17,319	18,571	19,670	20,108
Total	51,662	63,410	65,232	67,286	69,006
Systems integration:
Systems construction	11,937	11,997	15,825	18,673	20,437
Systems operation and maintenance	17,507	19,472	21,380	23,796	27,800
Total	29,444	31,469	37,205	42,469	48,237
Equipment sales	796	1,112	1,491	1,690	2,167
ATM operation business	516	1,324	2,320	2,827	3,640
Total revenues	82,418	97,315	106,248	114,272	123,050

COSTS AND EXPENSES:
Cost of network services	41,678	49,985	50,692	53,046	54,932
Cost of systems integration	22,467	24,979	30,425	36,510	41,562
Cost of equipment sales	683	980	1,318	1,527	1,932
Cost of ATM operation business	1,000	1,382	1,959	2,123	2,552
Total costs	65,828	77,326	84,394	93,206	100,978
Sales and marketing	6,616	7,947	8,059	8,548	9,188
General and administrative	5,479	5,300	5,632	6,374	7,368
Research and development	354	389	410	421	441
Total costs and expenses	78,277	90,962	98,495	108,549	117,975
OPERATING INCOME	4,141	6,353	7,753	5,723	5,075

OTHER INCOME (EXPENSES):
Dividend income	44	48	47	51	63
Interest income	23	35	26	27	23
Interest expense	(268)	(299)	(287)	(256)	(238)
Other — net	(106)	(161)	218	730	216
Other income (expenses) — net	(307)	(377)	4	552	64

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	3,834	5,976	7,757	6,275	5,139
INCOME TAX EXPENSE	956	2,525	2,608	1,795	1,897
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	123	124	168	204	155
NET INCOME	3,001	3,575	5,317	4,684	3,397
LESS: NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	202	66	(16)	(242)	(75)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥3,203	¥3,641	¥5,301	¥4,442	¥3,322

	As of and for the fiscal year ended March 31,
	2011	2012	2013	2014	2015
	(millions of yen, except per share and ADS data)
Per Share and ADS Data:
Basic net income attributable to IIJ per common share (2)	¥79.04	¥89.82	¥130.76	¥100.26	¥72.31
Diluted net income attributable to IIJ per common share (2)	79.04	89.78	130.65	100.14	72.20
Basic net income attributable to IIJ per ADS equivalent	39.52	44.91	65.38	50.13	36.16
Diluted net income attributable to IIJ per ADS equivalent	39.52	44.89	65.33	50.07	36.10

Cash dividends declared per share:
Japanese Yen (2)	¥13.75	¥16.25	¥18.75	¥22.00	¥22.00
U.S. Dollars (2) (3)	$0.17	$0.20	$0.22	$0.21	$0.18
Basic weighted average number of shares (2)	40,528,800	40,536,800	40,536,800	44,306,680	45,942,291
Diluted weighted average number of shares (2)	40,528,800	40,556,400	40,572,600	44,361,083	46,014,737
Basic weighted average number of ADS equivalents (thousands)	81,058	81,074	81,074	88,613	91,885
Diluted weighted average number of ADS equivalents (thousands)	81,058	81,113	81,145	88,722	92,029

Balance Sheet Data:
Cash and cash equivalents	¥13,314	¥13,537	¥12,259	¥22,421	¥21,094
Total assets	71,473	73,493	82,111	103,867	108,705
Short-term borrowings	13,430	9,000	9,400	9,400	9,250
Long-term borrowings, including capital lease obligations:
Current portion	2,788	4,007	4,515	4,733	3,522
Noncurrent portion	3,627	6,731	6,350	4,603	4,340
Common stock	16,834	16,834	16,834	25,497	25,500
Total IIJ shareholders’ equity	29,652	32,688	37,607	59,912	62,504

Operating Data:
Capital expenditures, including capitalized leases (4)	¥6,752	¥10,917	¥10,405	¥12,560	¥11,835

Operating margin ratio (5)	5.0%	6.5%	7.3%	5.0%	4.1%

Net cash provided by (used in):
Operating activities	¥12,564	¥11,659	¥9,639	¥8,787	¥12,912
Investing activities	(13,493)	(5,954)	(5,946)	(10,203)	(8,073)
Financing activities	5,521	(5,464)	(4,996)	11,382	(6,283)
_________________
(1)
We relabeled “Internet connectivity services (corporate use)” and “Internet connectivity services (home use)” in the former presentation to “Internet connectivity services (enterprise)” and “Internet connectivity services (consumer)” respectively, reflecting the rapid growth of LTE mobile data communications services for consumers. Along with this, this label change has been applied to prior periods to conform to the current year presentation.

(2)
We conducted a 1 to 200 stock split on common stock with an effective date of October 1, 2012. The figures for the fiscal years ended March 31, 2011 and 2012 are retroactively adjusted to reflect the stock split.

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

	For the fiscal year ended March 31,
	2011	2012	2013	2014	2015
	(millions of yen)
Capital expenditures:
Acquisition of assets by entering into capital leases	¥2,913	¥4,750	¥4,816	¥3,436	¥3,678
Purchases of property and equipment	3,839	6,167	5,589	9,124	8,157
Total capital expenditures	¥6,752	¥10,917	¥10,405	¥12,560	¥11,835

Exchange Rates

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar will affect the U.S. dollar and other currency equivalent of the yen price of IIJ shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of IIJ ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥119.96 per U.S. $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2015. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

The following table presents the noon buying rates for Japanese yen per U.S. $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal year ended March 31, (1)	High	Low	Average(2)	Period-end
2011	¥94.68	¥78.74	¥85.02	¥82.76
2012	85.26	75.72	78.83	82.41
2013	96.16	77.41	82.96	94.16
2014	105.25	92.96	100.46	102.98
2015	121.50	101.26	110.78	119.96

Calendar year 2015
January	¥120.20	¥116.78	¥118.25	¥117.44
February	120.38	117.33	118.76	119.72
March	121.50	119.01	120.39	119.96
April	120.36	118.80	119.51	119.86
May	124.18	119.09	120.80	123.98
June	125.58	122.10	123.72	122.10
_____________________
(1)	Exchange rate refers to the foreign exchange rate as set forth in the H.10 statistical release and historical data of the Board of Governors of the Federal Reserve System.

(2)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.

The noon buying rate on June 30, 2015 was ¥122.10 per $1.00.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our business is principally conducted in Japan and most of our revenues are from customers operating in Japan. If the Japanese economy deteriorates and that results in significantly lower levels of network and systems related investment and expenditures, customers may respond to such conditions by prioritizing low prices over quality, or we may experience severe price reduction pressure and/or cancellation of large accounts. Such conditions may also make it difficult to maintain our current level of revenues and income, or achieve our expected revenues and income, or payout our target dividends.

In addition to factors related to general economic conditions in Japan, we may not be able to maintain our current level of revenues and income or achieve our expected levels of revenues and income. In fact, we revised our disclosed financial targets downward for the fiscal years ended March 31, 2014 and 2015, due to several factors, including, but not limited to the following:

•
a decrease or weaker than expected growth in our network services revenues which include Internet connectivity services for enterprise, Internet connectivity services for consumers, Wide Area Network (“WAN”) services, and outsourcing services if, for example, we fail to develop and offer competitive services and solutions in a timely manner, if our service line-ups become obsolete, if we fail to keep up with rapidly changing market trends, especially for the consumer market, if service prices fall dramatically due, for example, to tough competition regarding customer acquisition, especially for our Long Term Evolution (“LTE”) mobile data communications services for consumers, or if we experience cancellations or usage reductions, especially in large accounts, due, for example, to corporate customers’ demand to cut costs or a decrease in customers’ needs for network usage for enterprise services,

•
a decrease or weaker than expected growth in our systems construction revenues and lower margins if, for example, we fail to successfully differentiate our technical skills from those of our competitors, if corporate customers put off placing orders with us, if we fail to hire adequate employees or acquire outsourcing resources to complete systems construction projects appropriately, if we have serious troubles or problems in certain systems construction projects which may become unprofitable or incur losses, especially for large-scale projects, or if we pursue unprofitable construction projects in order to, for example, gain greater business opportunities and to acquire systems operation and maintenance profit in the future,

•
a decrease or weaker than expected growth in our systems operation and maintenance revenues and lower margins if, for example, the number and the size of systems construction projects which contain continuous systems operation and maintenance decrease or do not significantly increase, if our cloud computing services revenues do not grow as anticipated, or if we have serious troubles or problems in the systems operation and maintenance projects which may become unprofitable or incur losses. Also, we may have cancellations or reductions in current systems operation and maintenance revenues due, for example, to severe price reduction requirements, especially for large-scale projects, customers’ intention to reduce or eliminate their systems,

•
an inability to achieve anticipated revenue and income growth for our cloud computing services, in which we have been continuously investing in facilities such as some portion of our data centers, servers, storages, software and other equipment if, for example, the cloud computing market in Japan does not expand as large as we expect or takes a longer time to expand than we expect, if we fail to successfully differentiate our services from those of our increasing number of competitors, if we have serious system troubles and interruptions with our cloud computing services that damage our credibility or cause customers to question the reliability of our services, if market prices for the services fall dramatically, if we experience cancellations of large contracts or reduction of usage, or if Japanese companies strongly maintain their current systems and fail to adopt cloud computing services to the extent currently anticipated. We may decide to pursue building large-scale data centers in the future which may require large investment. For more discussion on the risks related to our cloud computing services, please refer to other parts of “Risk Factors” including ??FONT style="FONT-STYLE: italic; DISPLAY: inline">our investment in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

•
an inability to achieve anticipated revenue and income growth for our mobile business for both enterprise and consumer, in which we have been expanding our service infrastructure by increasing the purchasing volume of mobile bandwidth mainly from NTT DoCoMo Inc. (“NTT Docomo”), enhancing marketing activities including increasing related advertisement expenses, if, for example, the Japanese inexpensive LTE Subscriber Identity Module (“SIM”) card market does not expand as we expect or takes a longer time to expand than we expect, if we experience severe price competition, if we fail to maintain appropriate relationships with our sales partners, if we face troubles in providing services which damage our credibility, if we fail to increase our brand awareness, if we fail to successfully differentiate our services from those of increasing number of competitors, or if we experience an unexpected level of wholesale telecommunication services charge changes by NTT Docomo. For more discussion on the risks related to our mobile business, please refer to other parts of “Risk Factors” including “our investment in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

•
an inability to achieve anticipated revenue and income growth for our overseas business, in which we have been investing in overseas subsidiaries, facilities and increasing staff, if, for example, we fail to offer competitive services and solutions, if our domestic customers reduce their overseas business and/or refrain from operating overseas business, if we fail to develop a customer base overseas, if we fail to attract and attain qualified personnel overseas, if we fail to provide our services as reliably as we provide them in the domestic market, if we fail to successfully work with business partners in abroad, or if we fail to adequately control overseas subsidiaries and comply with necessary regulations. For more discussion on the risks related to our overseas business, please refer to other parts of “Risk Factors” including “our investment in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

•
a decline in the profitability of network services if, for example, we invest in and contract more network capacity, including service facilities, than we actually require to serve our customers, if we experience an unexpected level of increase in prices such as for electricity, leasing lines for our Internet backbone and interconnectivity bandwidth for Mobile Virtual Network Operator (“MVNO”) infrastructure. These price increases could be due, for example, to an increase in Internet traffic volume and general demand for the infrastructure. There may also be price increases for international leasing lines and network equipment for service facilities, including cloud computing services, due, for example, to the weaker Japanese yen,

•
an unexpected level of increase in expenses and investments such as for research and development, back-office systems and other similar expenses and investments which we may be forced to make in the future in order to remain competitive, and an unexpected level of increase in amortization and depreciation, loss on disposal, or loss due to obsolescence,

•
an unexpected level of increase in personnel and outsourcing costs as well as related operating costs and expenses including office rent expenses if, for example, we fail to manage personnel and outsourcing resources effectively, if we experience a shortage of human resources in the market, or if we face pressure to raise individual salaries by a large amount due, for example, to Japanese labor market situation. As for our overall personnel costs, they continuously increase year over year as we acquire new employees in addition to the regular annual pay raise for existing employees. We may fail to raise enough revenue to cover these costs and expenses increase.

•	an unexpected level of increase in selling, general and administrative expenses, such as personnel-related expenses, office rent-related expenses, sales commission expenses, and advertising expenses,

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

We anticipate that cloud computing services for enterprise should become widely used in Japan in the middle term. In addition to the competitors listed above, global players such as Amazon.com, Inc. and MICROSOFT CORPORATION have been aggressively expanding their business and may put additional business resources into the cloud computing business which may lead to strong competition, including price competition, in Japan. If we fail to successfully differentiate our services and solutions from these competitors, we may not be able to achieve expected future revenues and income, or we may not recoup our investments in cloud computing services, which may adversely affect our financial condition and results of operations.

As for our consumer business, especially our LTE mobile data communications services for consumers, in which we offer inexpensive LTE SIM cards through an MVNO scheme, we may not be able to achieve expected future revenues and income due, for example, to severe price competition and competition for customer acquisition, as a growing number of competitors enter the market, a failure to differentiate our services from competitors, our limited brand recognition among consumers and a lack of experience in providing services to consumers. We may increase our marketing expenses in order to improve our limited brand recognition among consumers.

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

We have been investing in new business, service and solution developments to further grow our business. Such investments include, for example, an increase in human resources and capital expenditures. As for the number of our employees, we had 2,116, 2,353 and 2,835 employees as of March 31, 2013, 2014 and 2015, respectively. Capital expenditures, including capitalized leases, and depreciation and amortization expenses for property and equipment are increasing along with our business expansion efforts. Capital expenditures, including capitalized leases, and depreciation and amortization expenses for property and equipment, for the fiscal years ended March 31, 2013, 2014 and 2015 were ¥10.4 billion, ¥12.6 billion and ¥11.8 billion respectively, and ¥7.0 billion, ¥8.4 billion and ¥9.3 billion, respectively. If our investment returns are not realized in the future, our investments may become obsolete, which may adversely affect our financial condition and results of operations. Our recent enhanced business investment could lead to a greater uncertainty in our financial outlook.

We are investing heavily in our cloud computing services and infrastructure as the cloud computing services market in Japan is anticipated to grow over the middle term. Revenues for our cloud computing services for the fiscal years ended March 31, 2013, 2014 and 2015 were approximately ¥6.2 billion, ¥9.8 billion and ¥12.3 billion, respectively. Currently, most of our cloud computing customers are Japanese enterprises. The capital expenditures, including capitalized leases, related to our domestic cloud computing services for the fiscal years ended March 31, 2013, 2014 and 2015 were approximately ¥2.3 billion, ¥3.7 billion and ¥1.7 billion, respectively. As we expand our cloud computing services capabilities in order to meet the increasing demand, we will need to acquire more servers, network equipment and data center facilities, as well as human resources. We doubled the capacity of our container-based module type data center in Matsue in November 2013 to meet demand. We anticipate that we can leverage our strong customer base and our engineering skills to further expand our cloud computing related services; however, if the expansion of the cloud computing market does not proceed at its expected pace or takes longer than expected, if we face troubles in providing cloud computing services which damage our credibility or lead customers to question the reliability of our services, if we fail in our marketing strategy and fail to introduce cloud service line-ups that are superior to our competitors and promote business enterprises’ cloud usage, if we invest more than customers demand, if severe price competition occurs, or if we should need more human resources and incur unexpected additional costs, we may not be able to achieve the returns or benefits we expect or we may need to increase the amount of our investments.

We have been providing mobile services from January 2008 by purchasing NTT Docomo’s mobile network infrastructure as an MVNO. The total (sum of enterprise and consumer) mobile services revenues were ¥4.7 billion and ¥7.7 billion for the fiscal year ended March 31, 2014 and 2015, respectively. The total number of our mobile services subscriptions was approximately 384 thousand and approximately 673 thousand as of March 31, 2014 and 2015, respectively. This increase is mainly due to rapidly growing LTE mobile data communications services for consumers in which we offer inexpensive LTE SIM cards through our website, sales partners and Mobile Virtual Network Enabler (“MVNE”) scheme. Currently, most Japanese mobile phone consumers are contracted with mobile network carriers such as NTT Docomo. We anticipate that the inexpensive LTE SIM card market in Japan should expand in the middle-to-long term because only a fraction of Japanese mobile phone users are contracted with inexpensive LTE SIM card services. We may not be able to achieve our anticipated level of business growth if, for example, the market does not expand as currently anticipated, if price competition becomes severe, or if we fail to differentiate our services from our competitors. Because business enterprise has been our main customer domain, IIJ is not well known among consumers. Therefore, we rely on our partnerships for sales channels including prominent consumer retailers who have nationwide stores in order to have face-to-face sales counters and generate subscriptions. If, for example, we fail to maintain or develop appropriate relationships with these sales partners, if we face unfavorable changes in business conditions with these sales partners, including sales commission terms, or if we mismanage our marking expenses, we may not be able to achieve our expected levels of business growth and could negatively impact our profit level. The cost structure of mobile services imposes uncertainty on our financial outlook. Our mobile infrastructure purchasing volume from NTT Docomo has been increasing along with the growing subscriptions of our LTE mobile data communications services for consumers. We pay NTT Docomo a wholesale telecommunication service charge, which is a flat-rate charge per Mbps and the same charge is applied to all of NTT Docomo’s MVNOs. The charge is calculated annually based on NTT Docomo’s mobile data communication infrastructure volume and its related costs, in accordance with the law and the guidelines administrated by the Ministry of Internal Affairs and Communications (“MIC”). We may not be able to achieve our expected revenue and income growth if we face changes in regulatory matters which adversely affect our business. For more discussion on mobile services’ structure, please refer to Item 5.D “Trend Information.”

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

The Japanese domestic market opportunity is anticipated to be limited over the long run mainly due to the declining Japanese population and along with that many Japanese companies heading overseas to seek opportunities. Under such circumstances, we have been enhancing our overseas business developments mainly to expand our customer base and to meet the range of Information Technology (“IT”) network needs of our Japanese customers operating abroad since the fiscal year ended March 31, 2012. Revenues from our overseas business for the fiscal years ended March 31, 2013, 2014 and 2015 were approximately ¥3.6 billion, ¥4.1 billion and ¥4.9 billion, respectively. Although our overseas revenue is still small, if, for example, we fail to offer competitive services and solutions, if we fail to develop customer base for our overseas business, if we fail to acquire enough qualified personnel, or if we invest and contract more network capacity and service facilities than we actually need to serve our customers, due, for example, to our lack of experience in operating overseas business, our limited brand recognition overseas, and change in our domestic customers’ overseas business expansion strategy and refrain from operating overseas business, we may not be able to achieve our expected levels of revenues and profits. Overseas business expansion may impact our domestic business if, for example, we assign so many engineers for our overseas business that our domestic business is left with insufficient resources to complete projects. Overseas business operating expenses and costs may increase due, for example, to commencement of cloud computing services, opening of new overseas subsidiaries, increasing employees, and investing in network facilities. Additionally, we may encounter difficulties in planning and managing operations due to unfavorable political or economic factors, such as cultural and religious conflicts, non-compliance with expected business conduct, local regulations and taxation laws, and a lack of adequate infrastructure. Moreover, changes in local regulations, policies, taxation laws, local regulations, business or investment permit approval requirements, foreign exchange controls, or the nationalization of assets or restrictions on the repatriation of returns from foreign investments in major markets and regions may affect our operating results. Also, a failure to maintain adequate controls to comply with regulations such as the U.S. Foreign Corrupt Practices Act may harm our reputation and adversary affect our financial results and business operation.

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

In the past, we have invested in our group companies to expand our businesses and generate new businesses. As of June 30, 2015, we have 15 consolidated subsidiaries and seven equity method investees. The financial performance of our consolidated subsidiaries directly affects our financial condition and results of operations and the financial performance of our equity method investees affects our financial condition and results of operations through our pro rata interest in our equity method investments. There can be no assurance that we will be able to maintain or enhance the value or the performance of such companies in which we have invested in or may invest in the future, or that we will achieve the returns or benefits from these investments. We may consider further reorganization of our group companies and there is no guarantee that we will be able to achieve the benefits that we expect from such reorganization. We may provide additional financial support in the form of loans, additional equity investments, guarantees, or leases in such companies. We may lose all or part of our investment relating to such companies if their value decreases as a result of their financial performance or if they go bankrupt. If our interests differ from those of other investors in entities over which we do not exercise control, we may not be able to realize synergies with the investees and it may adversely affect our financial condition and results of operations.

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

IIJ Global Solutions Inc. (“IIJ-Global”), which became our 100% owned consolidated subsidiary on September 1, 2010 after acquiring its stock from AT&T Japan LLC (“AT&T Japan”) for ¥9.2 billion, mainly provides WAN services. For the fiscal years ended March 31, 2014 and 2015, IIJ-Global had ¥25.6 billion and ¥25.2 billion in revenues, respectively, and ¥0.8 billion and ¥0.5 billion in operating income, respectively. The operating income of IIJ-Global decreased mainly because of price cut from certain large customers when renewing their multiple-year contracts. If IIJ-Global cannot achieve our expected levels of revenues and profits, manage costs and expenses in a timely and adequate manner or incurs unexpected expenses, it may adversely affect our financial condition and results of operations. Intangible assets as of March 31, 2015 related to IIJ-Global were ¥4.4 billion, and if IIJ-Global cannot achieve its future expected revenue and profit, we may incur a substantial impairment loss on intangible assets which may adversely affect our financial condition and results of operations. Related to this acquisition, IIJ-Global entered into a Solutions Engagement Agreement with IBM Japan Ltd. (“IBM Japan”), IIJ-Global’s largest sales partner. This agreement, which establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, contains an indemnification for IIJ-Global to perform services, functions, responsibilities and others actions in the same way as when the company was a part of AT&T Japan. Failure to perform in this manner may adversely affect our financial condition and results of operations. Furthermore, IIJ-Global and the Company may damage their relationship with IBM Japan, which may indirectly adversely affect our financial condition and results of operations.

Trust Networks Inc. (“Trust Networks”), IIJ's consolidated subsidiary which was established in July 2007, is in charge of the ATM operation business. Trust Networks operates ATMs and the related network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2015, 1,059 ATMs were placed in locations such as Japanese pinball shops (“pachinko parlors”). As of March 31, 2015, IIJ has invested a total of ¥2.6 billion in Trust Networks (79.5% share ownership). For the fiscal years ended March 31, 2014 and 2015, the ATM operation business had ¥2.8 billion and ¥3.6 billion in revenues, respectively, and ¥0.6 billion and ¥0.9 billion in operating income, respectively. If Trust Networks is not able to introduce ATMs in accordance with its plan due, for example, to a longer than expected negotiation period with interested parties including banks, if it does not record ATM withdrawal transactions as anticipated due, for example, to a decrease in the number of pinball players as a result of a declining Japanese population or a decrease in consumer demand prompted by the increase in the Japanese consumption tax rate, or if it incurs unexpected additional costs, it may not be able to achieve its future expected revenue and profit, which may adversely affect our financial condition and results of operations. If the number of serviced ATMs increases, our capital expenditures including capitalized leases may increase due to the leasing or purchasing of ATMs.

As of June 30, 2015, we have eight overseas subsidiaries including IIJ America Inc. (“IIJ-America”) and IIJ Europe Limited (“IIJ-Europe”). In addition to the existing subsidiaries in Singapore, Indonesia, Thailand, China and Hong Kong, we may establish more subsidiaries in Asia to seek greater business opportunities as the need for IT is beginning to increase in the region compared to the United States and Europe, where IT-related markets are already established. However, there is no assurance that we will be able to receive the returns we expect from investing due, for example, to our lack of experience in operating businesses in emerging countries, a failure in offering services that meet local needs, shrinking IT needs and change in the political and diplomatic situation. To enhance our overseas business, we have been managing our overseas subsidiaries, for example, by injecting additional capital into them. In April 2012, we acquired the stocks of Exlayer Global Inc., a holding company with five overseas subsidiaries in the systems integration industry for ¥0.3 billion and made it our consolidated subsidiary IIJ Exlayer Inc., which we absorbed in January 2014. We injected additional capital of ¥0.5 billion into IIJ-America and ¥0.4 billion into IIJ-Europe, which was formerly known as IIJ Exlayer Europe Limited, for the fiscal years ended March 31, 2013 and 2014. Together with IIJ-Global, we injected a total of ¥0.1 billion additional capital into IIJ Global Solutions Singapore Pte. Ltd. (“IIJ-Global Singapore”) for the fiscal years ended March 31, 2013 and 2014, additionally ¥0.2 billion on June 30, 2015. We injected additional capital of ¥0.4 billion into IIJ Global Solutions China Inc. (“IIJ-Global China”) for the fiscal year ended March 31, 2014. We injected capital of ¥0.3 billion and ¥0.03 billion into PT Biznet Gio Nusantara and PT. IIJ Global Solutions Indonesia, respectively, for the fiscal year ended March 31, 2015. As of March 31, 2015, together with IIJ-Global, we are lending ¥0.1 billion, ¥0.3 billion, ¥0.1 billion, and ¥0.1 billion to IIJ-Europe, IIJ-Global Singapore, IIJ-Global China and IIJ Global Solutions (Thailand) Co., Ltd (“IIJ-Global Thailand”), respectively. We may continue to inject additional capital into and/or lend money to the existing and/or new affiliated companies.

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

As of March 31, 2015, the total balance of our intangible assets was approximately ¥10.1 billion, of which ¥6.3 billion was intangible assets not subject to amortization such as goodwill and ¥3.8 billion was intangible assets subject to amortization such as customer relationships. Intangible assets in relation to IIJ-Global and IIJ Technology Inc. (“IIJ-Tech”), former subsidiaries of IIJ, were ¥4.4 billion and ¥4.3 billion, respectively, as of March 31, 2015. The amount of our intangible assets may increase if we conduct mergers, acquisitions or investments in affiliates in the future. We conduct impairment testing of goodwill and indefinite-lived intangible assets annually on March 31 or more frequently if events or changes in circumstances indicate that an asset might be impaired. We conduct impairment testing of definite-lived intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. If the business operations are adversely affected by factors such as significant adverse changes in their business climate and others, we may have an impairment loss as a result of an impairment test on intangible assets. The recognition of any impairment losses on intangible assets may result in material adverse effects on our financial condition and results of operations.

If we fail to attract and retain qualified personnel, we may not be able to achieve our expected business growth.

Our network, services, products and technologies are complex, and as a result, we depend heavily on the continued service of our engineering, research and development, and other personnel, and as our business grows, we need to hire more of such employees. In particular, in order to continue to increase our revenues from outsourcing services and systems integration, we require more sales and engineering personnel. We are not sure whether we will be able to retain or attract such personnel and control human resources costs adequately. Competition for hiring qualified engineering, research and development personnel is intense in the IT service industry in Japan, and there is a limited number of personnel with the necessary knowledge and experience we require. None of our employees are bound by any employment or noncompetition agreements. The realization of any or all of these risks may result in a failure to achieve our expected business growth.

Our business may be adversely affected if our network suffers interruptions, errors or delays.

Interruptions, errors or delays with respect to our backbone network or service facilities may be caused by human errors or natural factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, cyber-attack, human error, computer viruses and other similar events. Much of our computer, networking equipment and the lines that make up our backbone network are concentrated in a few locations that are in earthquake-prone areas. Any disruption, outages, delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage and decreased consumer and corporate customer confidence in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.

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

We keep and manage confidential information and trade secrets obtained from our customers. We exercise much care in protecting the confidentiality of such obtained information and take steps to ensure the security of our network, in accordance with the Personalized Information Protection Law protecting personal information that came into effect in April 2005 and the requirements set by the MIC, and the Ministry of Economy, Trade and Industry. However, our network, like all Information Technology systems, is vulnerable to external attack from computer viruses, hackers, cyber attack, or other such sources. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information. If any material leak of such information were to occur, we could be subject to lawsuits for damages from our customers, incur expenses associated with repairing or upgrading our security systems and suffer damages to our reputation that could result in a severe decline in new customers as well as an increase in service cancellations. As our consumer mobile business grows, we are dealing with an increasing number of consumers. Our corporate image and credibility could be negatively impacted, if, for example, we or our sales partners fail to comply with related laws such as consumer-protection laws, or if we fail to securely protect our consumers’ individual information. Such failure could ultimately result in an adverse effect on our business, financial condition and result of operations.

Business growth and a rapidly changing operating environment may strain our limited resources.

We have limited operational, administrative and financial resources which could be inadequate to sustain the growth we want to achieve. As the number of our customers and their Internet usage increases, as traffic patterns change, as the volume of information transferred increases, and as the need for our cloud computing-related service increases, we will need to increase expenditures for our network and other facilities, including data center facilities in the future, in order to adapt our services and to maintain and improve the quality of our services. If we are unable to manage our growth and expansion adequately, the quality of our services could deteriorate and our business may suffer. If data center facilities do not meet our expectations, the quality of our service could deteriorate and our business may suffer. We may also need to increase office rent expenditures along with our business expansion. If we are unable to prepare our network and other facilities in a timely manner to meet our customers’ demand or our business expansion, we may miss growth opportunities or may be obliged to bear higher costs to prepare our network and other facilities.

If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose customers.

Our markets are characterized by but not limited to:

●	rapid technological changes, including the shift to new technology-based networks such as IPv6, cloud computing and Software Defined Network (“SDN”),

●	frequent new product and service introductions,

●	continually changing customer requirements, and

●	evolving industry standards.

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

Our future success depends on the continued service of our executive officers, particularly Mr. Koichi Suzuki, who is a founder, Chairman, Chief Executive Officer and representative director of IIJ as well as some of IIJ’s major subsidiaries, and Mr. Eijiro Katsu, who is President, Chief Operating Officer and representative director. We rely in particular on their expertise in the operation of our businesses and on their relationships with the shareholders of IIJ, our customers, our business partners and our employees. None of our executive officers, including Mr. Suzuki and Mr. Katsu, are bound by an employment or noncompetition agreement.

We may continuously pursue mergers and acquisitions transactions which may not be effective.

We recognize that it is important for us to have more business resources such as, but not limited to, human resources, customer base, application layer technology and others, in the middle-term. We may continuously pursue mergers and acquisitions transactions to scale up our business. The mergers and acquisitions transactions may not always be on good terms and conditions, or bear the results we expect, or have synergistic effect, and we may incur a large loss of goodwill. We may also exhaust time and our resources through mergers and acquisitions.

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

We have invested in non-affiliated companies in order to further expand our business relationships with those companies. We have also invested in available-for-sale equity securities and in funds which invest mainly in unlisted stocks. While we recorded no impairment losses on available-for-sale equity securities for the fiscal year ended March 31, 2015, we may record an impairment loss in the future. The carrying amount of available-for-sale securities was ¥4.3 billion, nonmarketable equity securities was ¥2.3 billion, which includes ¥1.4 billion of investments in funds through a trust, and investments in funds was ¥0.1 billion as of March 31, 2015. We may invest in additional securities of non-affiliated companies or additional funds. However, these securities or funds can be impaired significantly due to changes in the financial condition of non-affiliated companies, general economic conditions in Japan or fluctuations in the Japanese stock markets. Fluctuations in the fair value of these securities or funds in which we have invested may affect our financial results. In addition, should we choose to sell all or a portion of these securities or funds, it is not certain that we will be able to do so on favorable terms.

NTT, IIJ's largest shareholder, could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of our other shareholders.

NTT and its affiliates owned 26.4% of IIJ's outstanding voting shares as of March 31, 2015. As IIJ's largest shareholder, NTT may be able to exercise substantial influence over us. As of June 30, 2015, IIJ has one outside director, Mr. Hiroki Watanabe, from NTT among IIJ's 13 directors. While we intend to conduct our day-to-day operations independently from NTT and its affiliate companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interest, which may not be in our interest or that of our other shareholders.

We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.

We rely on telecommunications carriers such as NTT Communications and KDDI for a significant portion of our network backbone, Nippon Telegraph and Telephone East Corporation (“NTT East”), Nippon Telegraph Telephone West Corporation (“NTT West”) and KDDI for local access lines for our customers and NTT Docomo and KDDI for mobile connectivity as an MVNO. We procure significant portions of our network backbone and data center facilities pursuant to operating lease agreements with NTT Group, our largest provider of network infrastructure. For the fiscal year ended March 31, 2015, we have paid ¥11.9 billion for international and domestic backbone, local access lines, mobile connectivity and lines for WAN services to NTT Group. We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.

We also depend on third-party suppliers of hardware components such as routers, servers and software that are used in our network. We purchase certain components from limited sources, typically from Cisco Systems, Inc. (“Cisco”), Juniper Networks, Inc. (“Juniper”), Hewlett-Packard Company, IBM Japan, NEC, Fujitsu and VMware Inc. A failure by one of our suppliers to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, may delay our ability to expand the capacity and scope of our network.

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

IIJ issued 4,700,000 new shares of common stock by way of a public offering in July 2013 and 700,000 new shares by way of a third-party allotment in connection with a secondary offering of shares by way of an over-allotment in August 2013. With this equity finance and the current stable cash flow, we assume that we have enough working capital for the moment. For future strategic M&A transactions and/or large scale business investments, we may choose to raise additional funds from the issuance of equity shares of IIJ’s common stock or securities convertible into IIJ’s common stock, in which case existing shareholders may incur substantial dilution.

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

IIJ began its operations in July 1993 as one of the first commercial Internet service providers (“ISP”) in Japan to offer Internet connectivity services for both enterprises and consumers. With the emergence of many other commercial ISPs, price competition for Internet connectivity services became severe. Rather than falling into price competition, we strategically shifted our business model towards providing value-added total network solutions to enterprise businesses that tend to choose quality and reliability over price, by fully leveraging our engineering skills to differentiate ourselves from our competitors. Currently, our main business focuses on providing Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales as total network solutions to mainly Japanese corporate clients and governmental organizations. The Group works closely together as a group in providing total network solutions directly to its customers. With our expertise in Internet related technology, our revenues have been expanding along with our customers’ needs for broader bandwidth for Internet connectivity services and for professional IT support for their network systems.

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

As for major business combinations, on May 11, 2007, IIJ made IIJ-Tech and Net Care, Inc. (“Netcare”) our 100% owned consolidated subsidiaries through share exchanges. Netcare renamed itself to IIJ Engineering Inc. (“IIJ-EG”) in October 2014. We absorbed IIJ-Tech on April 1, 2010. On September 1, 2010, IIJ made IIJ-Global its 100% owned consolidated subsidiary by acquiring the stock of IIJ-Global from AT&T Japan for ¥9.2 billion by our own cash and bank borrowings.

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

Our Internet connectivity services include full-spec IP services with bandwidth ranging from 64 kbps up to over 10 Gbps, low-cost broadband services such as optical and/or ADSL lines which are mainly used to connect branch offices, and mobile data communications services for enterprise and consumers. Our WAN services provide closed-network services, mainly operated by IIJ-Global. Our outsourcing services include security-related outsourcing services that protect our customer network systems from unauthorized access and secure remote connections to internal networks, network-related outsourcing services such as router rental and Virtual Private Network (“VPN”), server-related outsourcing services such as web server hosting and e-mail security service, data center-related outsourcing services and our cloud computing service IIJ GIO/Hosting Package. Our systems integration includes systems construction and systems operation and maintenance. Systems construction is tailored to meet each of our customers’ requirements, which include consulting, project planning, systems design and development of network systems, and sales of equipment and software purchased from third parties. Systems operation and maintenance revenues include system related maintenance, monitoring and other operating services and cloud computing services such as IIJ GIO/Component. We aim to be the leading supplier of total network solutions in Japan.

We started to provide our mobile access services for enterprise as an MVNO in January 2008. From February 2012, we also started to offer our LTE mobile data communications services for consumers which became popular in recent years because of their cost-effectiveness; accordingly, mobile access services for consumers is one of our strong growth drivers.

From December 2009, we began proving our cloud computing services under the service name “IIJ GIO.” We invest in infrastructures, such as servers, network equipment, virtualization software and data center facilities for IIJ GIO and provide them to users as an Infrastructure as a Service (“IaaS”) platform service basically for a monthly fee. IIJ GIO consists mainly of two types, (1) IIJ GIO/Hosting Package and (2) IIJ GIO/Component. IIJ GIO/Hosting Package is a line-up of services for an all-in-one non-customizable packaged cloud computing service and IIJ GIO/Component is a line-up of services for a semi-customizable cloud computing service. The cloud computing service in Japan is still in its start-up phase and it is anticipated that the market in Japan should grow in the middle term.

We have eight overseas subsidiaries in the United States, the United Kingdom, Germany, China, Singapore, Hong Kong, Thailand and Indonesia as of June 30, 2015. We have been enhancing our overseas business primarily to fulfill the broad range of IT network related needs of our Japanese customers who are headed abroad to expand their overseas business. As of June 30, 2015 we provide cloud computing services in the United States, the United Kingdom, China, Singapore and Indonesia.

In addition, we conduct ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and ATM network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2015, 1,059 ATMs were in operation.

Currently, we have two business segments: a network services and systems integration business segment and an ATM operation business segment. Our network services and systems integration business segment is comprised of Internet connectivity services for enterprise and consumers, WAN services, outsourcing services, systems integration and equipment sales.

The table below provides a breakdown of the total revenues and percentage by service over the past three fiscal years. Most of our revenues are generated in Japan and are denominated in Japanese yen.

	For the fiscal year ended March 31, (millions of yen, except for percentage data)
	2013		2014		2015
Internet connectivity services	¥21,493	20.2%	¥22,610	19.8%	¥24,572	20.0%
WAN services	25,168	23.7	25,006	21.9	24,326	19.8
Outsourcing services	18,571	17.5	19,670	17.2	20,108	16.3
Systems construction	15,825	14.9	18,673	16.3	20,437	16.6
Systems operation and maintenance	21,380	20.1	23,796	20.8	27,800	22.6
Equipment sales	1,491	1.4	1,690	1.5	2,167	1.8
ATM operation business	2,320	2.2	2,827	2.5	3,640	2.9
Total revenues:	¥106,248	100.0%	¥114,272	100.0%	¥123,050	100.0%

Internet Connectivity Services

We offer two categories of Internet connectivity services: Internet connectivity services for enterprise and Internet connectivity services for consumers. Internet connectivity services for enterprise are based on dedicated local-line connections and high-speed wireless data connections provided by telecommunications carriers between our backbone and customers. Internet connectivity services for consumers mainly require customers to connect to our points of presence (“POPs”) through the publicly-switched telephone network or a variety of broadband access services, such as ADSL and optical lines as well as wireless mobile data communications. High-speed, high-capacity last-one mile access such as dedicated access, ADSL, fiber optic, Ethernet, 3G mobile, LTE mobile and others are provided by large telecommunications carriers such as NTT East, NTT West, NTT Docomo and others. A variety of choices for last-one mile access are provided to our customers independently or together with other network solution line-ups to fulfill their specific and individual needs for tailored total network solutions. The following table shows the number of our Internet connectivity service contracts as of the dates indicated:

	As of March 31,
	2011	2012	2013	2014	2015
Internet connectivity services (enterprise):
IP Service (-99 Mbps)	908	923	905	847	763
IP Service (100 Mbps – 999 Mbps)	305	344	401	448	504
IP Service (1 Gbps –)	126	132	207	271	340
IIJ Data Center Connectivity Service	305	323	306	288	278
IIJ FiberAccess/F and IIJ DSL/F (broadband services)	42,851	44,510	48,940	56,384	62,926
IIJ Mobile Service (1)	40,988	46,329	62,517	83,124	106,493
Others	1,320	1,246	1,338	1,293	1,309
Total Internet connectivity service (enterprise) contracts	86,803	93,807	114,614	142,655	172,613

Internet connectivity services (consumer):
Under IIJ Brand	41,176	42,721	102,256	171,968	373,125
hi-ho	151,828	153,901	149,000	155,177	150,776
OEM (2)	181,324	200,569	237,967	298,152	370,108
Total Internet connectivity service (consumer) contracts	374,328	397,191	489,223	625,297	894,009
_____________________
(1)	IIJ Mobile Service includes the number of total contracts of mobile access services for enterprise.
(2)	OEM services provided to other service providers.

Internet Connectivity Services for Enterprise

Our lineup of Internet connectivity services for enterprise includes: IP service, IIJ data center connectivity service, IIJ FiberAccess/F and IIJ DSL/F (broadband services), dial-up services and IIJ mobile service.

IP Service and IIJ Data Center Connectivity Service. Our IP service and data center connectivity service are full-scale, high-speed internet access services that connect the customer’s network to our backbone with dedicated access lines. The services are used mainly for corporate headquarters or data centers, where reliable network service is indispensable. The customer chooses the level of service it needs based upon its bandwidth requirements. We currently offer service at speeds ranging from 64 kbps to over 10 Gbps. Subscribers pay a monthly fee for the leased local access line from the customer’s location to one of our POPs. The amount of this fee varies depending on the carrier, the distance between the customer’s site and our POPs and its contracted bandwidth. We collect the local access fee from the customer and pay the amount to the carrier. While we prepare and arrange the leased access lines on behalf of customers under our name, the usage fee collected from the customer and paid to the carriers is recorded gross in our consolidated financial statements. For our IP service, we offer Service Level Agreements (“SLA”) to our customers to better define the quality of services our customers receive. We were the first ISP in Japan to introduce this type of agreement. We are able to offer these SLA due to our high quality and reliable network. Our SLA provides customers with credit against the amount invoiced for the services if our service quality fails to meet the prescribed standards. Subscribers to our IP Service receive technical support 24 hours a day and seven days a week. We guarantee the performance of the following elements under our SLA:

•	100% availability of our network,

•	the maximum average latency, or time necessary to transmit a signal, between designated POPs, and

•	prompt notification of outages and/or disruptions.

We believe that business customers will continue to increase their use of the Internet and increasingly rely on the Internet as a business tool.

IIJ FiberAccess/F and IIJ DSL/F (Broadband Services). IIJ FiberAccess/F and IIJ DSL/F are broadband Internet connectivity services that use “FLET’S” services for fiber optic access and ADSL access provided by NTT East, NTT West and others, allowing service on a best-efforts basis. The services are used mainly to connect branch offices and headquarters. We support this service by providing guarantees of latency rates under SLA.

IIJ Mobile Service. This service provides wireless 3G and LTE Internet connectivity services to enterprise customers as an MVNO. We use the wireless networks of NTT Docomo, EMOBILE Ltd. and KDDI, which we added to our service-lineups from April 2015. We offer our mobile data communications services based on our MVNO infrastructure to meet corporate customers’ increasing demands including M2M connectivity needs and providing enterprise customers with MVNO platform services as an MVNE.

Dial-up Access Services. We offer a variety of dial-up access services. Our dial-up services allow employees that are out of the office or frequent travelers to access the Internet or their own internal networks through one of our POPs or through our roaming access points. When accessing their internal network, for security purposes, it is usually accessed using the VPN function that is provided by our outsourcing services or systems integration.

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

Internet Connectivity Services for Consumers

We offer internet connectivity services for consumers under the brand names IIJ4U, IIJmio, and hi-ho. We also offer OEM services for other network operators. For Internet connectivity services, there are a variety of different service line-ups depending on the type of local access, such as ADSL, fiber optic, WiMAX, 3G and LTE wireless data communication.

In February 2012, we launched LTE mobile data communications services for consumers in which we offer inexpensive LTE SIM cards to consumers by purchasing NTT Docomo’s mobile infrastructure as an MVNO. We provide the service from the same MVNO infrastructure from which we provide mobile data communications services to enterprises which we launched in January 2008. We mainly offer data communications services in a postpaid scheme with a minimum contract period of one month. The minimum monthly charge is ¥900 with bundled high-speed data volume of 3 GB through one SIM card. The maximum monthly charge is ¥2,560 with bundled high-speed data volume of 10 GB through three SIM cards. If a customer exceeds the bundled high-speed data volume, consumer can purchase what we call a “coupon card” which is charged with either 500MB or 2GB high-speed data volume for ¥1,500 and ¥3,000 respectively. We started offering voice function as an optional service with a monthly charge of ¥700 and ¥20 for every 30 seconds for domestic telephone charge from April 2014. We started to accept Mobile Number Portability (“MNP”) transaction from April 2014. We also offer LTE SIM cards through prepaid scheme not only for domestic customers but also for foreigners visiting Japan. “Japan Travel SIM powered by IIJmio” is the service name and the card includes either 1GB of high speed data for 30 days or 2GB of high-speed data for a three-month period for approximately ¥2,700 and ¥4,000 respectively, depending on the sales channel. The prices mentioned here are as of June 2015.

WAN Services

We offer WAN services, a closed network service mainly using dedicated lines, wide-area Ethernet services and IP-VPN services to corporate customers. WAN services offer dedicated, reliable, secure connections that allow our customers to better control the traffic over the wide-area networks. While IIJ had been providing WAN services to its corporate customers, the WAN business became a larger portion of the consolidated base business following the acquisition of IIJ Global on September 1, 2010.

Outsourcing Services

Our customers are increasingly seeking additional network-related services, in addition to Internet connectivity. We provide our customers with a broad range of outsourcing services such as security-related, network-related, server-related, data center-related and IIJ GIO/Hosting Package, a line-up of services for an all-in-one non-customizable hosting package cloud computing service.

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

Network-related outsourcing services. We offer various types of Internet-VPN services and router rental services such as IIJ Internet-LAN Service, IIJ SMFsx Service and IIJ Managed VPN PRO Service. IIJ SMFsx Service is based on patented technology, the SEIL Management Framework (“SMF”) which enables centralized management of network-configuration, administration and maintenance, reducing both configuration and maintenance time and costs for large-scale network construction.

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

•	construction of large scale e-mail servers or systems to detect or delete e-mails with viruses or spam or record all e-mails incoming to and outgoing from customers,

•	construction of websites for online businesses, such as on-line game providers,

•	re-construction of overall corporate network systems suited to increased traffic data,

•	construction of voice-over IP systems to transmit voice to customer branch offices over the Internet,

•	construction of wireless local area networks, and

•	consultation on corporate network security.

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

We develop, provide, and invest in a cloud-based foreign exchange (FX) platform which we mainly provide to financial institutions such as securities brokers and FX trading companies who pay monthly fees primarily based on the volume of transactions.

We have provided our customers with basic and easy-to-order systems integration services, including provision of network resources such as network equipment, data storage systems, network monitoring and systems operation management, on demand and on a monthly basis, therefore enabling our customers to launch their internal network system securely and cost effectively.

Equipment Sales

In addition to the network services and systems integration, we sell third-party equipment, such as routers, iPads and other equipment to meet the one-stop needs of our customers together with our in-house developed router, the “SEIL Series.”

SEIL Series. In August 1998, we introduced our first SEIL series which was compatible with ISDN. We released our first high-end in-house developed router which was compatible with broadband in August 1998. As of June 30, 2015 there are SEIL/B1, SEIL/X series and SEIL/x86. With the SMF feature, which provides auto-configuration features, it enables customers to create a VPN network simply by connecting the network to SEIL WAN interface.

ATM Operation Business

Our ATM operation business is conducted by our consolidated subsidiary, Trust Networks, which operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2015, 1,059 ATMs were in operation in places such as Japanese pachinko parlors.

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

Backbone

Leased lines

Our network is anchored by our extensive Internet backbone that extends throughout Japan, and to the United States, the United Kingdom, Singapore and Hong Kong. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity. As of June 30, 2015, the total capacity between Japan and the United States was 240.0 Gbps.

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

The table below lists the total number of contracts comprising IIJ’s backbone network as of March 31, 2014 and March 31, 2015. Each contract represents one physical line. The largest contract accounts for only approximately 4% of the total contracted amount.

Total Number of Contracts Comprising IIJ's Backbone Network

	As of March 31, 2014	As of March 31, 2015
Number of Contracts comprising IIJ’s backbone network
NTT Group	93	99
KDDI	39	50
Others	35	51
Total	167	200

If IIJ is unable to renew any of its contracts with either of the companies listed above, IIJ can continue with its business by procuring additional physical line services from other telecommunications carriers that offer the best terms or charges in the ordinary course of business. There are over ten additional telecommunications carriers that we can procure physical lines from. A majority of the contracts that comprise IIJ’s backbone network are one-year renewable contracts and IIJ can renew or upgrade its existing contracts or replace them with other telecommunications carrier services if they can be replaced with better terms in the ordinary course of business.

Accordingly, IIJ is not substantially dependent on a particular contract with either NTT or KDDI nor is the amount of a particular contract substantially large. Further, IIJ is neither substantially dependent on a certain arrangement or relationship with a particular carrier or carriers because IIJ has the ability to replace its existing contracts with others under fair terms.

The table below shows our backbone cost related to leasing lines.

Backbone Cost related to Leased Lines

	For the fiscal year ended March 31, (millions of yen)
	2011	2012	2013	2014	2015
Backbone cost	¥3,688	¥3,371	¥3,535	¥3,764	¥3,744

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

Points of Presence

POPs are the main points at which our customers connect to our backbone. We provide Internet connectivity from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of June 30, 2015, we operate 29 primary POPs for dedicated access and one universal POP for nationwide dial-up access in Japan. The universal POP can be accessed from anywhere in Japan with a minimum local telephone charge.

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

Internet Data Centers

As of June 30, 2015, we operate 26 Internet data centers, 20 in Japan and six abroad; seven in Tokyo, three in Osaka, two each in Yokohama and Nagoya, and one each in Saitama, Sapporo, Sendai, Kyoto, Fukuoka, Matsue, New York, San Jose, Los Angeles, London, Shanghai and Singapore. These data centers are specifically designed for application hosting, IIJ GIO services, co-location services and high capacity access to our networks. Excluding the container-based module type data center in Matsue, our data centers are leased. In Japan, they are mainly leased from NTT Communications, ITOCHU Techno-Solutions Corporation, Mitsubishi Corporation, and KDDI. The container-based module type data center in Matsue is directly owned and operated by us.

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

Our Group Companies

We offer our services directly and with our group companies. As of June 30, 2015, we had 15 consolidated subsidiaries and seven equity method investees. Our group companies work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and market our services and products together as a group and offer as a group our total network solutions. ATM operation business is conducted by Trust Networks Inc.

The table below sets out our group companies, including our subsidiaries and equity method investees and our direct and indirect ownership of each of them as of June 30, 2015:

Company Name	Jurisdiction of Incorporation	Proportion of ownership and voting interest
Consolidated Subsidiaries:
IIJ Global Solutions Inc.	Japan	100.0%
IIJ Engineering Inc.	Japan	100.0%
hi-ho Inc.	Japan	100.0%
Trust Networks Inc.	Japan	79.5%
IIJ Innovation Institute Inc.	Japan	100.0%
Net Chart Japan Inc.	Japan	100.0%
RYUKOSHA NETWARE Inc.	Japan	100.0%
IIJ America Inc.	U.S.A.	100.0%
IIJ Europe Limited	U.K.	100.0%
IIJ Global Solutions China Inc.	China	100.0% (1)
IIJ Global Solutions Singapore Pte. Ltd.	Singapore	100.0% (2)
and four other subsidiaries(3)
Equity method investees:
Stratosphere Inc.	Japan	50.0%
Appiaries Corporation.	Japan	49.0%
e-CORPORATION.JP. Ltd.	Japan	35.2%
Trinity Inc.	Japan	33.8%
INTERNET MULTIFEED CO.	Japan	33.0%
Internet Revolution Inc.	Japan	30.0%
PT Biznet Gio Nusantara	Indonesia	40.0%

(1)	100% owned subsidiary of IIJ Global Solutions Inc.
(2)	IIJ owned a 51.1% voting interest directly and a 48.9% indirectly through IIJ-Global.
(3)	The four other subsidiaries are IIJ Deutschland GmbH, IIJ Global Solutions Hong Kong Ltd., IIJ-Global Solutions (Thailand) Co., Ltd., and PT. IIJ Global Solutions Indonesia.

IIJ Global Solutions Inc.

On September 1, 2010, IIJ acquired 100% of the equity of IIJ-Global from AT&T Japan for the amount of ¥9.2 billion. IIJ-Global is incorporated under the laws of Japan. IIJ-Global provides mainly domestic network outsourcing service businesses, such as WAN services. To fulfill the demands of our Japanese clients that are headed abroad to expand their overseas business, together with IIJ, IIJ-Global has been enhancing its business abroad in Asian countries such as China, Singapore and Thailand. As of March 31, 2015, IIJ-Global had 333 employees, 19 of whom were seconded from IIJ.

IIJ Engineering, Inc.

IIJ Engineering Inc. (“IIJ-EG”), whose name has been changed from Net Care, Inc. as of October 1, 2014, provides a broad array of support services, from monitoring and troubleshooting to network operations and data center operations. As of March 31, 2015, IIJ-EG had 412 employees, four of whom were seconded from IIJ.

hi-ho Inc.

hi-ho Inc. (“hi-ho”) provides Internet connectivity services for consumers under hi-ho brand. As of March 31, 2015, hi-ho had 29 employees, four of whom were seconded from IIJ.

Trust Networks Inc.

Trust Networks Inc. (“Trust Networks”) was established in July 2007 and IIJ had invested a total of ¥2.6 billion in Trust Networks as of March 31, 2015 (79.5% ownership). Trust Networks operates bank ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2015, Trust Networks had 1,059 ATMs in operation. As of March 31, 2015, Trust Networks had 14 employees, ten of whom were seconded from IIJ.

IIJ Innovation Institute Inc.

IIJ Innovation Institute Inc. (“IIJ-II”) engages in research and development of basic Internet-related technology. On July 1, 2009, IIJ Research Laboratory, one of the research departments of IIJ, was transferred to IIJ-II to strengthen the Group research and development by reclassifying the Group research and development organization. As of March 31, 2015, IIJ-II had 21 employees, all of whom were seconded from IIJ.

Net Chart Japan Inc.

Net Chart Japan Inc. (“NCJ”) provides network construction services that are mainly related to Local Area Networks, such as installation and configuration of equipment, wiring following network installation, and installation and operation support for applications. As of March 31, 2015, NCJ had 68 employees.

RYUKOSHA NETWARE Inc.

RYUKOSHA NETWARE Inc. (“RYUKOSHA”) engages in human resources outsourcing, including systems operation and service support. RYUKOSHA became IIJ’s wholly owned subsidiary as of December 1, 2014. As of March 31, 2015, RYUKOSHA had 264 employees.

IIJ America Inc.

IIJ America Inc. (“IIJ-America”) is a U.S.-based ISP that also provides cloud computing services and offers systems integration solutions, catering primarily to the U.S.-based operations of Japanese companies. As of March 31, 2015, IIJ-America had 38 employees, nine of whom were seconded from IIJ.

IIJ Europe Limited

IIJ Europe Limited (“IIJ-Europe”) offers systems integration, Internet connectivity services and cloud computing services primarily to Japanese companies operating in Europe. As of March 31, 2015, IIJ Europe Limited had 53 employees, three of whom were seconded from IIJ.

IIJ Global Solutions China Inc.

IIJ-Global Solutions China Inc. (“IIJ-GS China”) is a China-based systems integrator and cloud computing services provider catering primarily to China-based operations of Japanese companies. As of March 31, 2015, IIJ-GS China had 13 employees.

IIJ Global Solutions Singapore Ptd. Ltd.

IIJ-Global Solutions Singapore Ptd. Ltd. (“IIJ-GS Singapore”) is a Singapore-based systems integrator and cloud computing services provider catering primarily to Singapore-based operations of Japanese companies. As of March 31, 2015, IIJ-GS Singapore Ptd. Ltd. had 15 employees.

Stratosphere Inc.

In April 2012, IIJ and ACCESS Co., Ltd. (“ACCESS”) established a joint venture company, Stratosphere Inc. (“Stratosphere”), to develop and provide SDN platform software. In May 2015, IIJ and ACCESS agreed that Stratosphere would be dissolved with its business to be succeeded by the two companies. As of June 30, 2015, Stratosphere is our equity method investee with a 50.0% ownership.

Appiaries Corporation.

Appiaries Corporation (“Appiaries”) is a subsidiary of PCPhase Corporation, which engages in the Backend as a Service (BaaS) business. Appiaries became IIJ’s equity method investee in March 2014. As of June 30, 2015, Appiaries is our equity method investee with a 49.0% ownership.

e-CORPORATION.JP.Ltd.

e-CORPORATION.JP.Ltd (“e-CORP”) is an IT consultation firm and a software developer specializing in local government IT system needs. e-CORP became IIJ’s equity method investee in April 2014. As of June 30, 2015, e-CORP is our equity method investee with a 35.2% ownership.

Trinity Inc.

Trinity Inc. (“Trinity”) is one of the subsidiaries of Hirata Corporation, which manages customer loyalty reward program systems. As of June 30, 2015, Trinity is our equity method investee with a 33.8% ownership.

INTERNET MULTIFEED CO.

INTERNET MULTIFEED CO. (“Multifeed”) provides high-speed Internet eXchange (“IX” — where major ISPs exchange network traffic) service. Its technology was developed jointly with the NTT Group. Multifeed operates IXs named JPNAP. As of March 31, 2015, Multifeed is our equity method investee with a 33.0% ownership.

Internet Revolution Inc.

In February 2006, IIJ and Konami Corporation established a joint venture company, Internet Revolution Inc. (“i-revo”) to initially operate a portal website. i-revo now provides operation of gaming platform for the KONAMI Group. As of March 31, 2015, i-revo is our equity method investee with a 30.0% ownership.

PT Biznet Gio Nusantara

In January 2015, IIJ and Biznet Networks, a major communications services company in Indonesia, established a joint venture company, PT Biznet Gio Nusantara (“PT Biznet GIO”), to offer public and private cloud computing services mainly to local companies in Indonesia. As of March 31, 2015, PT Biznet GIO is our equity method investee with a 40.0% ownership.

Capital Expenditures

The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three fiscal years.

	For the fiscal year ended March 31,
	2013	2014	2015
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥10,405	¥12,560	¥11,835
_______________
(1)
Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.”

Most of our capital expenditures, which are funded largely by cash generated from operations, proceeds from issuance of common stock, and leases, relate primarily to the development, expansion, improvement and maintenance of our network and service infrastructures and of our own internal back-office systems. The investments are mostly for routers, servers, network equipment, containers for our container type data centers and other facilities necessary to offer services related to our network and software. Capital expenditures for the fiscal year ended March 31, 2015 also include capital expenditures related to construction of our second-phase container type datacenter and our head office relocation.

We estimate that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2016 related to our network services and systems integration business will be slightly higher than the amount for the fiscal year ended March 31, 2015. There will be capital expenditures for facilities and equipment for our service development, primarily on cloud computing services and for network equipment and software which are related to the usual expansion and improvement of our existing network. In addition, there will be capital expenditures related to our ATM operation business, which is also expected to increase compared to the previous fiscal year along with the placement of new ATMs.

Seasonality

See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues, including related equipment sales revenues.”

Sales and Marketing

Our sales headquarters are located in Tokyo. In addition, we have ten branch or sales offices in Osaka, Nagoya, Fukuoka, Sapporo, Sendai, Toyama, Hiroshima, Yokohama, Toyota and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2015, we had 501 employees, on a consolidated basis, working in sales and marketing. The Business Unit, where our domestic sales and marketing employees are assigned, is divided into twelve divisions, two departments, and one branch office:

•	Enterprise Business Divisions 1, 2 and 3 focus on selling total network solutions and work with large corporate clients, including manufacturers, retail companies and telecommunication carriers.

•	Financial Systems Business Division focuses on selling its total network solutions and work with financial institutions.

•	Government, Public & Educational Organization Business Division focuses on selling total network solutions and works with governmental institutions, and universities and other schools.

•	West Japan Business Division focuses on developing and strengthening partnerships with customers in western Japan area. Sales personnel in branch and sales offices are part of this division.

•
East Japan Business Division focuses on developing and strengthening partnerships with customers in eastern Japan area except for the Kanto area. Sales personnel in branch and sales offices are part of this division.

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

•	Global Business Division is in charge of planning and administration of overseas business development.

•	Business Unit Management Department is in charge of back office operations such as those related to processing sales order for business divisions.

•	Operation Management Department is in charge of back office operations such as those related to processing sales orders for business divisions.

•	Nagoya Branch focuses on developing and strengthening partnerships with customers mainly in and around Nagoya city in Aichi prefecture. Sales personnel are part of this branch.

Customers

As of March 31, 2015, we had over 8,500 business and other institutional customers and approximately 894 thousand individuals including individual customers subscribing to our mobile and OEM services. Our main customers continue to be major corporations, including ISPs.

Research and Development

Research and Development Organization

Our research and development activities are conducted by IIJ-II, IIJ’s internal organizations in charge of technology and Stratosphere.

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

IIJ’s internal organizations in charge of technology. IIJ’s internal organizations such as the Product Division, the Network Division, the Platform Division and the Service Operation Division play an important role in the research and development of technologies to be applied to our services and solutions, collect information, evaluate new technology and conduct business expansion.

Stratosphere. IIJ and ACCESS established Stratosphere in April 2012 to develop SDN (Software Defined Network) platform software. SDN is a new technology concept that enables network virtualization and automatic operation in a cloud environment. Combining the SDN platform with virtualized machines should allow us to construct a more flexible cloud computing network than those we have currently. In May 2015, IIJ and ACCESS agreed that Stratosphere would be dissolved with its business to be succeeded by the two companies.

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

In furtherance of these objectives, our research and development efforts currently are focused on a variety of projects, including:

•	research and development of the basic technologies for cloud computing-related technology including SDN platform software,

•	research and development of methodology to solve the technical problems of the current cloud computing systems,

•	research and development of the basic technologies for a storage system for a wide area data center operation to enable flexible location and relocation of virtual machines,

•	research and development of methodology to solve the technical problems of the current cloud computing systems,

•	research and development of the basic technologies for a storage system for a wide area data center operation to enable flexible location and relocation of virtual machines,

•	research and development of methodology to construct a virtualized large-scale data center with an assembly of a small-scale data center,

•	research and improvement of a next generation container-based module type data center using indirect and/or outside-air cooling systems year-round,

•	research and development of electric feeding methodology with high efficiency, and adoption to a next generation container-based module type data center

•	development and commercialization of cloud-based Power Metering System (PMS) Service Platform, a system platform for providing services that make use of smart meter,

•	research of Internet traffic monitoring and management,

•	research relating to the behavior of Internet routing systems,

•	research and development of IPv6-based communication technology,

•	continued improvement of our SEIL router and SMF, systems which we developed specifically to be integrated into IIJ’s network-related services,

•	research relating to the methodology of configuration of routers and other servers, and

•	research and development of the Distributed and Parallel Processing Platform for very large data sets.

Our research and development expenses averaged less than 1.0% of total revenues for the past three consecutive years. For the fiscal years ended March 31, 2013, 2014 and 2015, our research and development expenses were ¥410 million, ¥421 million and ¥441 million, respectively, most of which were for personnel expenses. The level of research and development expenditures is low in relation to our total costs primarily because we do not engage in extensive research and development of new technologies and products that require large investments. Rather, as noted above, we are intensively engaged in research and development related to our ongoing business. We focus on monitoring developments in the industry and in developing new and innovative services and applications by utilizing and enhancing existing technologies and products.

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

Licenses

For us to provide certain services to our customers, we have, as a licensee, entered into license agreements with suppliers including Trend Micro Incorporated, RSA Security Inc., NRI Secure Technologies, Ltd., McAfee, Inc., Adobe Systems Software Ireland Limited and Oracle Corporation Japan.

We have purchased licenses from these suppliers in accordance with customer demands for our services.

Trademarks

We have applied for trademark registrations of our corporate name, “Internet Initiative Japan Inc.” and certain other corporate and product names in Japan, the United States and certain European and Asian countries.

Patents

We have applied for patent registrations in relation to our technology in Japan and the United States. As of June 30, 2015, nine registrations had been granted, with one pending application. The latest acquired patent is for a container-unit data center module to provide the necessary space for working while reducing overall container size.

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

The Telecommunications Business Law

The Telecommunications Business Law, which became effective in 1985, was established for the purpose of privatization and deregulation in the telecommunications business. After several amendments, the Telecommunications Business Law was considerably amended in July 2003, and the amended Telecommunications Business Law became effective as of April 2004. Further, an amendment to the Telecommunications Business Law was enacted on June 3rd, 2014 and the amended Telecommunications Business Law will become effective on June 1, 2015. From here on, “Telecommunications Business Law” refers to the latest amended Telecommunications Business Law. A summary of the regulations under the current Telecommunications Business Law is as follows:

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

(2)	The provisions of this Law shall not apply to the telecommunications businesses listed in the following items:
(i)	a telecommunications business which exclusively provides telecommunications services to a single person (except one being a telecommunications carrier);
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

•	Notification Notification to the MIC is required for a telecommunications business for which the requirement for registration does not apply. Our business is subject to this notification requirement.

Terms and Conditions of Provision of Services and Charge

•	Our business is unregulated, in general, as IIJ does not fall under either Basic Telecommunications Services or Designated Telecommunications Services described below.

•
Prior notification to the Minister of the MIC is required for the Basic Telecommunications Services (universal services specified by the ministerial ordinance of the MIC, i.e., analog or public fixed telephone services, analog or public remote island telephone services, and analog or public emergency call telephone services). Providing these telecommunications services in a manner other than that pursuant to the terms and conditions and charges notified to the Minister of the MIC is prohibited, provided that the charges may be discounted or waived pursuant to the exception criteria provided under the ministerial ordinance of the MIC (i.e., an emergency call for the safety of ships and airplanes, an emergency call for the safety of life and property in case of natural disaster, calls to police agencies regarding crimes, and calls to the fire brigade).

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

Articles of Interconnection Agreements

•	Our business is unregulated, in general, as IIJ does not fall under either Category I Designated Telecommunications Facilities or Category II Designated Telecommunications Facilities described below.

•	Approval from the Minister of the MIC is required for Category I Designated Telecommunications Facilities.

•
Prior notification to the Minister of the MIC is required for Category II Designated Telecommunications Facilities (i.e., the facilities which meet the criteria provided by the ministerial ordinance of the MIC as being mobile telecommunications facilities used for services which are offered to a substantial percentage of users in a given area, and which are currently NTT DoCoMo, Okinawa Cellular and KDDI).

Telecommunications Facilities of Carriers

•
A telecommunications carrier that any of the following items applies to shall maintain its telecommunications facilities (except telecommunications facilities stipulated in the ministerial ordinance of the MIC as those having a minor influence on the users' benefit in the cases of damage or failure thereof) in compliance with the technical standards specified in the applicable ministerial ordinance of the MIC.

(1)	a telecommunications carrier that installs telecommunications circuit facilities

(2)	a telecommunications carrier that provides Universal Telecommunications Services

(3)
a telecommunications carrier (excluding those falling under 2 above) that both of the following items apply to and that is designated by the Minister of the MIC as a telecommunications carrier that shall maintain its telecommunications facilities properly (“Carrier without Circuit Facilities”):

•	having more than one million users at the end of the previous fiscal year; and

•	charging service fees as compensation for providing telecommunications services.

Such telecommunications carriers shall confirm themselves that said telecommunications facilities are in compliance with the technical standards specified in the applicable ministerial ordinance of the MIC.

•
Telecommunications carriers that install telecommunications circuit facilities, that provide Universal Telecommunications Services or that are Carriers without Circuit Facilities shall establish their own administrative rules governing said telecommunications facilities in accordance with the ministerial ordinance of the MIC in order to ensure the reliable and stable provision of telecommunications services. These administrative rules shall provide the necessary rules with which said telecommunications carriers shall comply with respect to the policy, the structure and the method of the administration of the telecommunication facilities and the appointment of the general administrator of the telecommunication facilities in accordance with the ministerial ordinance of the MIC. Telecommunications carriers that install telecommunications circuit facilities and telecommunications carriers that provide Universal Telecommunications Services shall submit such administrative rules to the Minister of the MIC prior to the commencement of operations and Carriers without Circuit Facilities must submit them within three months after the date they are designated as Carriers without Circuit Facilities by the Minister of the MIC as above. When these telecommunications carriers amend their administrative rules, they shall submit a notification in respect of the amended matters to the Minister of the MIC without delay.

•
Although the regulations described above currently do not apply to us, there is a possibility that we will be designated as a Carrier without Circuit Facilities in the future depending on the increase of the number of users of our telecommunications services.

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

C.	Organizational Structure

The information required by this item is included in “Our Group Companies” above.

D.	Property, Plant and Equipment

Property and equipment recorded on our consolidated balance sheet as of March 31, 2014 and March 31, 2015 consisted of the following:

	As of March 31
	2014	2015
	(millions of yen)
Data communications equipment	¥8,656	¥11,159
Office and other equipment	3,376	2,746
Land	533	538
Buildings	1,615	1,645
Leasehold improvements	3,641	3,798
Capitalized software	21,007	24,805
Assets under capital leases, primarily data communications equipment	22,869	24,271
Total	61,697	68,962

Less accumulated depreciation and amortization	(34,726)	(39,592)
Property and equipment-net	¥26,971	¥29,370

Our fixed assets consist mainly of (i) data communications equipment necessary to offer services on our network, such as routers, servers and other network equipment, which are mainly acquired under capital leases and (ii) software, such as that for back-office systems, virtualization software and others for cloud computing services, foreign exchange (“FX”) service application software and others. Most of our property and equipment are located in Japan. The above-mentioned property and equipment consists of many relatively small assets and, as of March 31, 2015, we did not own any major land, buildings or facilities such as factories except for the properties related to the container-based module type data center in Matsue. The container-based module type data center in Matsue is directly owned and operated by us. Other than the above assets recorded on our consolidated balance sheet, we use operating lease assets such as backbone lines, local access line, office premises, and network operation centers. There are no known environmental issues that may affect our utilization of our property and equipment.

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

Overview

The Group is a provider of a comprehensive range of network services and systems integration mainly in Japan. IIJ was founded in December 1992 and began offering Internet connectivity services commercially in July 1993. IIJ was one of the first commercial ISPs in Japan and has expanded the Group business to outsourcing services, WAN services and systems integration along with the expansion of usage of Internet by customers.

Our primary sources of revenue are Internet connectivity services, outsourcing services, WAN services, systems integration, equipment sales, and ATM operation business. Internet connectivity services consist of Internet connectivity services for enterprise and Internet connectivity services for consumers. For WAN services, which are mainly provided by IIJ-Global, we offer closed network services using connectivity such as Ethernet, IP-VPN and dedicated lines. For outsourcing services, we provide services such as network security services, mail and web server hosting services, managed router services, Internet data center services and cloud computing services such as IIJ GIO/Hosting Package. For systems integration, we provide systems construction such as consulting, project planning, systems design and development of network systems to meet each of our customers’ requirements and systems operation and maintenance. IIJ GIO/Component is provided as a part of systems operation and maintenance. For equipment sales, we sell equipment as part of our provision of total network solutions.

We entered into the ATM operation business through our subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and its network systems to provide ATM service and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2015, 1,059 ATMs were in operation in places such as Japanese pachinko parlors.

Currently, we have two business segments: the network services and systems integration business and the ATM operation business. Our network services and systems integration business is comprised of Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales.

For the fiscal year ended March 31, 2015, net revenues of network services and systems integration business and ATM operation business before elimination of intersegment revenues were ¥119.8 billion and ¥3.6 billion, respectively. Our consolidated net revenue for the fiscal year ended March 31, 2015 was ¥123.1 billion.

Most of our revenues are from customers operating in Japan.

We refer to our subsidiaries and equity method investees as our group companies, and we have invested heavily in and exercise significant influence over these companies. For the fiscal year ended March 31, 2015, we consolidated all of our 15 subsidiaries. In addition, we had seven equity method investees. For descriptions and the history of our group companies, see “Our Group Companies” in Item 4.B.

For a discussion of factors affecting our future financial results, see “Item 5.D. Trend Information.”

Results of Operations

As an aid to understanding our operating results, the following tables show items from our statements of income for the periods indicated in millions of yen and as a percentage of total revenues. For further discussion about segment reporting, please see “Segment Information” later in this section.

	Fiscal year ended March 31,
	2013		2014		2015
	(millions of yen except for percentage data)
REVENUES:
Network services:
Internet connectivity services (enterprise)	¥16,027	15.1%	¥16,585	14.5%	¥16,350	13.3%
Internet connectivity services (consumer)	5,466	5.1	6,025	5.3	8,222	6.7
WAN services	25,168	23.7	25,006	21.9	24,326	19.8
Outsourcing services	18,571	17.5	19,670	17.2	20,108	16.3
Total	65,232	61.4	67,286	58.9	69,006	56.1
Systems integration:
Systems construction	15,825	14.9	18,673	16.3	20,437	16.6
Systems operation and maintenance	21,380	20.1	23,796	20.8	27,800	22.6
Total	37,205	35.0	42,469	37.1	48,237	39.2
Equipment sales	1,491	1.4	1,690	1.5	2,167	1.7
ATM operation business	2,320	2.2	2,827	2.5	3,640	3.0
Total revenues	106,248	100.0	114,272	100.0	123,050	100.0

COSTS AND EXPENSES:
Network services:
Backbone cost	3,535	3.3	3,762	3.3	3,741	3.0
Local access line cost	22,314	21.0	22,469	19.7	21,860	17.8
Other connectivity cost	383	0.4	398	0.3	431	0.3
Depreciation and amortization	2,945	2.8	3,480	3.0	3,929	3.2
Other	21,515	20.3	22,937	20.1	24,971	20.3
Total cost of network services	50,692	47.8	53,046	46.4	54,932	44.6
Cost of systems integration:
Cost of equipment sales related to systems integration	5,006	4.7	7,529	6.6	9,240	7.5
Other	25,419	23.9	28,981	25.4	32,322	26.3
Total cost of systems integration	30,425	28.6	36,510	32.0	41,562	33.8
Cost of equipment sales	1,318	1.2	1,527	1.3	1,932	1.6
Cost of ATM operation business	1,959	1.8	2,123	1.9	2,552	2.1
Total costs	84,395	79.4	93,206	81.6	100,978	82.1
Sales and marketing	8,059	7.6	8,548	7.5	9,188	7.5
General and administrative	5,632	5.3	6,374	5.5	7,368	6.0
Research and development	410	0.4	421	0.4	441	0.3
Total costs and expenses	98,495	92.7	108,549	95.0	117,975	95.9
OPERATING INCOME	7,753	7.3	5,723	5.0	5,075	4.1
OTHER INCOME (EXPENSES):
Dividend income	47	0.1	51	0.0	63	0.1
Interest income	26	0.0	27	0.0	23	0.0
Interest expense	(287)	(0.3)	(256)	(0.2)	(238)	(0.2)
Foreign exchange gain (loss), net	112	0.1	219	0.2	(5)	(0.0)
Net gain on sales of other investments	14	0.0	108	0.1	41	0.0
Net gain on other investments	-	-	313	0.3	-	-
Impairment of other investments	(20)	(0.0)	-	-	(29)	(0.0)
Other—net	112	0.1	90	0.1	209	0.2
Other income (expenses) — net	4	0.0	552	0.5	64	0.1
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	7,757	7.3%	6,275	5.5%	5,139	4.2%

	Fiscal year ended March 31,
	2013		2014		2015
	(millions of yen except for percentage data)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	7,757	7.3	6,275	5.5	5,139	4.2
INCOME TAX EXPENSE	2,608	2.5	1,795	1.6	1,897	1.5
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	168	0.2	204	0.2	155	0.1
NET INCOME	5,317	5.0	4,684	4.1	3,397	2.8
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(16)	0.0	(242)	(0.2)	(75)	(0.1)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥5,301	5.0%	¥4,442	3.9%	¥3,322	2.7%
_________________

The Fiscal Year Ended March 31, 2015 Compared to the Fiscal Year Ended March 31, 2014

Total revenues

Our total revenues were ¥123.1 billion for the fiscal year ended March 31, 2015, an increase of 7.7% compared to ¥114.3 billion for the previous fiscal year mainly due to the increase in the revenue for our LTE mobile data communications services for consumers and the increase in the scale of systems construction projects.

Network Services revenues.

Revenues from network services, which comprise our Internet connectivity services for enterprise, Internet connectivity services for consumers, WAN services and outsourcing services, increased by 2.6% to ¥69.0 billion for the fiscal year ended March 31, 2015 from ¥67.3 billion for the previous fiscal year.

Internet connectivity services for enterprise. Revenues for Internet connectivity services for enterprise depend on customers’ bandwidth usage, the number of contracts and pricing for connectivity services. Revenues decreased by 1.4% to ¥16.4 billion for the fiscal year ended March 31, 2015 from ¥16.6 billion for the previous fiscal year. IP connectivity service revenue decreased by 5.1% to ¥9.8 billion for the fiscal year ended March 31, 2015 from ¥10.4 billion for the previous fiscal year. Revenues for mobile services for enterprise increased by 10.3% to ¥3.1 billion for the fiscal year ended March 31, 2015 from ¥2.9 billion for the previous fiscal year. Revenues from our Internet connectivity services for enterprise were weaker than expected mainly because IP services revenue per contract decreased while the total contracted bandwidth increased. Although we do not expect prices of Internet connectivity services to increase significantly in the fiscal year ending March 31, 2016, we anticipate that customer demand, especially network business operators’ demand, for broader IP bandwidth should contribute to our revenue growth as the use of broader IP by corporate customers expands. We shall also focus on acquiring new customers and contracts as well as increasing the bandwidth usage of existing customers by maintaining the quality of our services to differentiate them from those of our competitors.

Internet connectivity services for consumers. Revenues for Internet connectivity services for consumers depend on the number of each service contracts and pricing. For the fiscal year ended March 31, 2015, revenues increased by 36.5% to ¥8.2 billion from ¥6.0 billion for the previous fiscal year. For the fiscal year ended March 31, 2015, the revenues from hi-ho brand services decreased by 8.3% from the previous fiscal year, while the revenues from IIJ brand services increased by 110.3% from the previous fiscal year. The increase was mainly because of the increase in revenues from LTE mobile data communications services for consumers, in which we offer inexpensive data communication and voice services through SIM cards. The increase due to LTE mobile data communications services for consumers covered the decrease in revenues from our network service by hi-ho. Subscriptions to our LTE mobile data communication services were approximately 430 thousand as of March 31, 2015 as compared to approximately 169 thousand for the previous fiscal year end. For the fiscal year ending March 31, 2016, we anticipate LTE mobile data communications services for consumer should continue to accumulate and contribute to the revenue growth.

WAN services. The WAN services that we offer are closed network services using connectivity such as Ethernet, IP-VPN and dedicated access lines, and are mainly provided by IIJ-Global and IIJ. Revenues for WAN services depend on the number of contracted lines for WAN services and the customers’ bandwidth usage. For the fiscal year ended March 31, 2015, the revenues from WAN services decreased by 2.7% to ¥24.3 billion from ¥25.0 billion for the previous fiscal year. For the fiscal year ending March 31, 2016, we do not anticipate large scale price reductions for our customers and therefore expect revenue to grow as we accumulate new contracts.

Outsourcing services. For outsourcing services, we are currently offering security-related, network-related, server-related, and data center-related outsourcing services, as well as cloud computing services, such as IIJ GIO/Hosting Package. Examples of our outsourcing services include, among others, firewall services, email-related services, web hosting services, anti-Distributed Denial of Service (“DDoS”) attack protection services, internet-VPN services and router rental services, which are provided mainly to our internet connectivity customers. Our revenues depend on our ability to cross-sell our existing outsourcing services, add new features to existing outsourcing services and introduce new services. For the fiscal year ended March 31, 2015, our outsourcing services revenues increased by 2.2% to ¥20.1 billion from ¥19.7 billion for the previous fiscal year. Revenues were weaker than expected mainly because we had a termination of a large-scale overseas data center contract for a game customer and the cloud computing revenue from large game customers did not increase as much as we anticipated. We anticipate that corporate customers increasingly rely on a broader range of our outsourcing services to enhance their productivity and to reduce costs. As a result, we expect our revenue from outsourcing services to continue to grow.

Systems integration revenues

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

For the fiscal year ended March 31, 2015, our revenues from systems integration, which include equipment sales related to systems integration, increased by 13.6% to ¥48.2 billion from ¥42.5 billion for the previous fiscal year. The increase was mainly due to the increase in the scale of systems construction projects. Systems construction revenue, a one-time revenue, increased by 9.4% compared to the previous fiscal year. Systems operation and maintenance revenue, a recurring revenue, increased by 16.8% compared to the previous fiscal year. “IIJ GIO Component Services” revenues increased and systems construction projects that were completed and shifted to operation and maintenance phase contributed to an increase in systems operation and maintenance revenues. Order backlog for systems construction and equipment sales as of March 31, 2015 was ¥4.7 billion, a decrease of 7.2% compared to the previous fiscal year end. Order backlog for systems operation and maintenance as of March 31, 2015 was ¥24.3 billion, an increase of 26.6% compared to the previous fiscal year end.

For the fiscal year ending March 31, 2016, systems construction revenue is expected to increase from the previous fiscal year as the Japanese economy has been improving. However, systems integration revenues can fluctuate significantly in accordance with the absence or addition of large orders. For systems operation and maintenance revenues, a recurring type revenue, we anticipate we can increase revenues compared to the fiscal year ended March 31, 2015 with the accumulation of contracts, including contracts for our cloud computing services, IIJ GIO/Component, as well as some of our construction projects migrating to the operation and maintenance phases.

Equipment sales revenues.

For equipment sales, we sell third-party equipment to meet the one-stop needs of our customers. For the fiscal year ended March 31, 2015, equipment sales revenues increased by 28.2% to ¥2.2 billion from ¥1.7 billion for the previous fiscal year. We saw an increase in revenues of equipment such as portable devices and similar products along with increasing needs for mobile data communications services for both consumer and enterprise.

ATM Operation Business revenues.

Revenues from our ATM operation business were ¥3.6 billion for the fiscal year ended March 31, 2015 compared to ¥2.8 billion for the previous fiscal year. Revenues increased mainly along with the increase in the number of serviced ATMs. Trust Networks, our subsidiary which operates this business, receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. For the fiscal year ending March 31, 2016, we anticipate ATM operation business revenues to increase from the previous fiscal year along with the placement of additional ATMs while we may see a decrease in daily transaction due, for example, to a decrease in the number of pachinko players due to a declining Japanese population and a decrease in consumer demand prompted by the increase in the Japanese consumption tax rate.

Total cost of revenues

Our total cost of revenues increased by 8.3% to ¥101.0 billion for the fiscal year ended March 31, 2015 from ¥93.2 billion for the previous fiscal year.

Cost of network services. Cost of network services increased by 3.6% to ¥ 54.9 billion for the fiscal year ended March 31, 2015 from ¥53.0 billion for the previous fiscal year. Gross margin ratio for network services revenues, which is the ratio of (1) the amount obtained by subtracting cost of network services from network services revenues to (2) network services revenues, decreased to 20.4% for the fiscal year ended March 31, 2015 from 21.2% for the previous fiscal year. The decrease was mainly due to the increase in mobile connectivity costs along with the increase in mobile-related services revenues, and the increase in depreciation and amortization cost along with the expansion and upgrade of network facilities.

Cost of systems integration. Cost of systems integration increased by 13.8% to ¥41.6 billion for the fiscal year ended March 31, 2015 from ¥36.5 billion for the previous fiscal year. Gross margin ratio for systems integration, which is the ratio of (1) the amount obtained by subtracting cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, decreased to 13.8% for the fiscal year ended March 31, 2015 from 14.0% for the previous fiscal year. The decrease was mainly due to the increase in personnel-related costs and outsourcing-related costs along with the revenue growth and solution development, increase in purchasing costs along with the systems construction revenue growth, and the increase in depreciation and amortization costs was due to the expansion of service facility such as for our cloud computing services.

Cost of equipment sales. Cost of equipment sales increased by 26.6% to ¥1.9 billion for the fiscal year ended March 31, 2015 from ¥1.5 billion for the previous fiscal year. The increase was primarily due to the increase in equipment sales revenues. Gross margin ratio for equipment sales, which is the ratio of (1) the amount obtained by subtracting cost of equipment sales from equipment sales revenues to (2) equipment sales revenues, increased to 10.8% for the fiscal year ended March 31, 2015 from 9.7% for the previous fiscal year.

Cost of ATM Operation Business. Cost of the ATM operation business was ¥2.6 billion for the fiscal year ended March 31, 2015 compared to ¥2.1 billion for the previous fiscal year. Gross margin was ¥1.1 billion for the fiscal year ended March 31, 2015 compared to ¥0.7 billion for the previous fiscal year. Gross margin ratio for ATM operation business revenues, which is the ratio of (1) the amount obtained by subtracting cost of ATM operation business from ATM operation business revenues to (2) ATM operation business revenues, increased to 29.9% for the fiscal year ended March 31, 2015 from 24.9% for the previous fiscal year. The cost of ATM operation business increased as we increased the number of serviced ATMs. As of March 31, 2015, 1,059 ATMs were in operation.

Total costs and expenses

Total costs and expenses, which includes total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased by 8.7% to ¥118.0 billion for the fiscal year ended March 31, 2015 from ¥108.5 billion for the previous fiscal year.

Sales and marketing. Sales and marketing expenses increased by 7.5% to ¥9.2 billion for the fiscal year ended March 31, 2015 from ¥8.5 billion for the previous fiscal year. The increase was mainly due to the increase in personnel-related expenses and sales commission expenses.

General and administrative. General and administrative expenses increased by 15.6% to ¥7.4 billion for the fiscal year ended March 31, 2015 from ¥6.4 billion for the previous fiscal year. The increase was mainly due to the expense related to the headquarter relocation and an increase in personnel-related expenses.

Research and development. Research and development expenses increased by 4.7% to ¥441 million for the fiscal year ended March 31, 2015 from ¥421 million for the previous fiscal year.

Operating income

As a result of the foregoing factors, operating income decreased by 11.3% to ¥ 5.1 billion for the fiscal year ended March 31, 2015 from ¥5.7 billion for the previous fiscal year. The decrease was mainly because of the decrease in the gross margin of both network services and systems integration and as well as an increase in sales and marketing expenses and general and administrative expenses.

Other income (expenses)-net

Other income-net of ¥64 million was recorded for the fiscal year ended March 31, 2015, compared to other income-net of ¥552 million for the previous fiscal year.

Dividend income. Dividend income was ¥63 million for the fiscal year ended March 31, 2015 compared to ¥51 million for the previous fiscal year.

Interest income. Interest income was ¥23 million for the fiscal year ended March 31, 2015 compared to ¥27 million for the previous fiscal year.

Interest expense. Interest expense, comprising interest expense related to borrowings and capital lease obligations, amounted to ¥238 million for the fiscal year ended March 31, 2015 compared to ¥256 million for the previous fiscal year.

Foreign exchange gain (loss), net. Net foreign exchange loss amounted to ¥5 million for the fiscal year ended March 31, 2015 compared to the gain of ¥219 million for the previous fiscal year. Foreign exchange loss was mainly the result of the Japanese yen becoming weaker against foreign currencies including the U.S. dollar in the year ended March 31, 2015.

Net gain on sales of other investments. For the fiscal year ended March 31, 2015, we recorded net gain on sales of other investments of ¥41 million compared to net gain of ¥108 million for the previous fiscal year.

Net gain on other investments. For the fiscal year ended March 31, 2015, we recorded no net gain or loss on other investments compared to net gain of ¥313 million for the previous fiscal year.

Impairment of other investments. For the fiscal year ended March 31, 2015, we recorded ¥29 million impairment loss on other investments compared to no impairment loss for the previous fiscal year.

Other-net. For the fiscal years ended March 31, 2014 and 2015, we recorded other income of ¥90 million and ¥209 million, respectively.

Income from operations before income tax expense and equity in net income of equity method investees

We recorded income from operations before income tax expense and equity in net income of equity method investees of ¥5.1 billion for the fiscal year ended March 31, 2015 compared to ¥6.3 billion for the previous fiscal year. The decrease primarily reflects the decrease in operating income.

Income tax expense

For the fiscal year ended March 31, 2015, we recorded an income tax expense of ¥1.9 billion compared to income tax expense of ¥1.8 billion for the previous fiscal year. The increase was mainly due to the decrease in deferred income tax benefit mainly related to Trust Networks.

Equity in net income of equity method investees

Equity in net income of equity method investees was ¥155 million for the fiscal year ended March 31, 2015 compared to ¥204 million for the previous fiscal year, mainly due to income of i-revo and Multifeed.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests was ¥75 million for the fiscal year ended March 31, 2015 mainly related to Trust Networks compared to ¥242 million for the previous fiscal year.

Net income attributable to IIJ

Net income attributable to IIJ for the fiscal year ended March 31, 2015 was ¥3.3 billion compared to ¥4.4 billion for the previous fiscal year. The decrease primarily reflects the decrease in operating income of ¥0.6 billion compared to the previous fiscal year.

The Fiscal Year Ended March 31, 2014 Compared to the Fiscal Year Ended March 31, 2013

Total revenues

Our total revenues were ¥114.3 billion for the fiscal year ended March 31, 2014, an increase of 7.6% compared to ¥106.2 billion for the previous fiscal year mainly due to an increase in the number and volume of systems construction projects and growth in monthly recurring revenues.

Network Services revenues.

Revenues from network services, which comprise our Internet connectivity services for enterprise, Internet connectivity services for consumer, WAN services and outsourcing services increased by 3.1% to ¥67.3 billion for the fiscal year ended March 31, 2014 from ¥65.2 billion for the previous fiscal year.

Internet connectivity services for enterprise. Revenues for Internet connectivity services for enterprise depend on customers’ bandwidth usage, the number of contracts and pricing for connectivity services. Revenues increased by 3.5% to ¥16.6 billion for the fiscal year ended March 31, 2014 from ¥16.0 billion for the previous fiscal year. IP connectivity service revenue increased by 1.4% to ¥10.4 billion for the fiscal year ended March 31, 2014 from ¥10.2 billion for the previous fiscal year. Revenues for mobile data communications services for enterprise increased by 18.7% to ¥2.9 billion for the fiscal year ended March 31, 2014 from ¥2.4 billion for the previous fiscal year. Broadband services decreased by 0.7% to ¥3.1 billion for the fiscal year ended March 31, 2014 from ¥3.2 billion for the previous fiscal year. The revenue growth of our internet connectivity services for enterprise was mainly due to the increasing demands for mobile and broader bandwidth for IP services.

Internet connectivity services for consumers. Revenues for Internet connectivity services for consumers depend on the number of each service contract and pricing. For the fiscal year ended March 31, 2014, revenues increased by 10.2% to ¥6.0 billion from ¥5.5 billion for the previous fiscal year mainly because the increase in revenues from our LTE SIM card offerings which we began in February 2012 covered the decrease in revenues from our network service by hi-ho. For the fiscal year ended March 31, 2014, the revenues from hi-ho brand services decreased by 12.7% from the previous fiscal year, while the revenues from IIJ brand services increased by 68.3% from the previous fiscal year. Revenues related to our LTE SIM card offerings were approximately ¥1.7 billion for the fiscal year ended March 31, 2014, an increase of approximately ¥1.1 billion from the previous fiscal year. The number of LTE SIM card offerings contracts was approximately 139 thousand contracts as of March 31, 2014, an increase of approximately 90 thousand contracts from March 31, 2013.

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

Outsourcing services. For outsourcing services, we are currently offering security-related, network-related, server-related, and data center-related outsourcing services, as well as cloud computing services, such as IIJ GIO/Hosting Package. Examples of our outsourcing services include, among others, firewall services, email-related services, web hosting services, anti-DDoS attack protection services, internet-VPN services and router rental services, which are provided mainly to our internet connectivity customers. Our revenues depend on our ability to cross-sell our existing outsourcing services, add new features to existing outsourcing services and introduce new services. For the fiscal year ended March 31, 2014, our outsourcing services revenues increased by 5.9% to ¥19.7 billion from ¥18.6 billion for the previous fiscal year.

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

Sales and marketing. Sales and marketing expenses increased by 6.1% to ¥8.5 billion for the fiscal year ended March 31, 2014 from ¥8.1 billion for the previous fiscal year. The increase was mainly due to the increase in personnel-related expenses and sales commission expenses related to Internet connectivity services for consumers. Amortization of customer relationships was ¥0.5 billion for the fiscal year ended March 31, 2014.

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

Net gain on sales of other investments. For the fiscal year ended March 31, 2014, we recorded net gain on sales of other investments of ¥108 million compared to net gain of ¥14 million for the previous fiscal year.

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

Net income attributable to noncontrolling interests

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

Segment Reporting

Currently, we have two business segments: a network services and systems integration business segment and an ATM operation business segment. The network services and systems integration business segment is comprised of Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales.

The following table presents net revenues and operating income for the fiscal years 2013, 2014 and 2015 by segment.

Business Segment Summary:

	Fiscal year ended March 31,
	2013	2014	2015
	(millions of yen)
Revenues:
Network services and systems integration business	¥104,487	¥111,901	¥119,819
ATM operation business	2,320	2,827	3,640
Elimination	559	456	409
Total	106,248	114,272	123,050
Operating income:
Network services and systems integration business	7,629	5,275	4,335
ATM operation business	239	578	886
Elimination	115	130	146
Total	¥7,753	¥5,723	¥5,075

Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Network services and Systems Integration Business Segment

Net revenues from our network services and systems integration business segment, before elimination of intersegment revenues, increased by 7.1% to ¥119.8 billion for the fiscal year ended March 31, 2015 compared to ¥111.9 billion for the previous fiscal year. The increase in revenues was mainly due to the increase in systems integration revenue, cloud computing services, and mobile-related services both for enterprise and consumers. Operating costs and expenses of our network services and systems integration business for the fiscal year ended March 31, 2015 increased by 8.3% to ¥115.5 billion compared to ¥106.6 billion for the previous fiscal year, mainly due to the increases in costs of network services and systems integration, and general and administrative expenses. As a result, operating income of our network services and systems integration business for the fiscal year ended March 31, 2015 decreased to ¥4.3 billion compared to ¥5.3 billion for the previous fiscal year.

ATM Operation Business Segment

Net revenues from our ATM operation business segment, before elimination of intersegment revenues, increased by 28.8% to ¥3.6 billion for the fiscal year ended March 31, 2015 compared to ¥2.8 billion for the previous fiscal year. Operating expense of our ATM operation business for the fiscal year ended March 31, 2015 was ¥2.8 billion compared to ¥2.2 billion for the previous fiscal year. As a result, operating income of our ATM operation business for the fiscal year ended March 31, 2015 was ¥0.9 billion compared to operating income of ¥0.6 billion for the previous fiscal year.

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

Revenues from Internet connectivity services consist of Internet connectivity services for enterprise and Internet connectivity for consumers. Internet Connectivity services for enterprise represent dedicated Internet access type services, such as IP service and Data Center Connectivity service, broadband Internet connectivity services that use fiber optic and ADSL access, such as IIJ FiberAccess/F Service and IIJ DSL/F Service and wireless broadband Internet connectivity services, such as IIJ Mobile Service. Internet connectivity services consumers are provided under IIJ brands such as IIJ4U and IIJmio, hi-ho brand and others, and consist of dial-up services, optical based or ADSL based broadband services and wireless broadband internet connectivity services. WAN services are closed network services enterprise customers which mainly use dedicated lines. Outsourcing service revenues consist principally of sales of various Internet access-related services such as security related services, network related services, server related services, data center related services, cloud computing services and others.

 The term of these contracts is generally one month or one year. All of these services are billed and recognized monthly on a straight-line basis. Initial set up fees received in connection with network services are deferred and recognized over the estimated average period of the subscription for each service.

System integration and service arrangements involve the following deliverables:

•
System construction services ― include all or some of the following elements depending on arrangements to meet each of our customer's requirements: consulting, project planning, system design, and development of network systems. These services also include the installation of software as well as configuration and installation of hardware.

•	Software ― we resell third-party software such as Oracle and Windows to our customers, which are installed by us during the system development process.

•
Hardware ― we also resell third-party hardware, primarily servers, switches and routers, which we install during the system development process. The hardware is generic hardware that is often sold by third party manufacturers and resellers.

•	Monitoring and operating service ― we monitor our customer's network activity and internet connectivity to detect and report problems. We also provide constant data backup services.
•	Hardware and software maintenance service ―we repair or replace any malfunctioning parts of hardware. We examine software faults and provide suitable solutions to customers.

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

The methods used to account for each unit and the period over which each unit of accounting is recognized are as follows:

•
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

•
Revenue related to the hardware and software essential to the hardware product’s functionality is not recognized until customer acceptance is received because title to the hardware and software do not transfer to our customers until formal acceptance is received.

•	Revenue related to undelivered non-software services (monitoring, operating and hardware maintenance Services) is recognized on a straight-line basis over the contract period.

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

Useful lives of property and equipment

Property and equipment, net recorded on our balance sheet was ¥29.4 billion at March 31, 2015, representing 27.0% of our total assets. Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including capitalized software and capital leases, are computed principally using the straight line method based on either the estimated useful lives of assets or the lease period, whichever is shorter. Our depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2013, 2014 and 2015 were ¥7.0 billion, ¥8.4 billion and ¥9.3 billion, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes at March 31, 2015, were as follows:

Item	Range of useful lives
Data communications, office and other equipment	2 to 20 years
Buildings	20 years
Leasehold improvements	4 to 20 years
Capitalized software	5 years
Capital leases	4 to 6 years

If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2013, 2014, and 2015 were ¥15 million, ¥83 million and ¥101 million, respectively.

A one-year change in the useful life of these assets would have increased or decreased depreciation expense by approximately ¥4.3 billion and ¥2.7 billion, respectively.

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

No impairment of goodwill was recognized during the years ended March 31, 2013, 2014 and 2015.

The Company recorded ¥48 million of loss on impairment of the trademark right related to hi-ho in “Sales and marketing” expenses in the Company’s consolidated statement of income for the year ended March 31, 2013. Because hi-ho recently recorded an operating loss, the Company recognized that the trademark might be impaired. The carrying value of the trademark exceeded its fair value and the impairment loss was recognized in an amount equal to the excess of the carrying amount of the trademark over the fair value of the trademark. The fair value of the trademark was calculated with the relief from royalty method. The amount of loss was included in the Network service and system integration business segment.

Intangible assets with finite useful lives, consisting of customer relationships, are amortized using a non-straight-line basis based on the pattern of expected future economic benefit over the estimated useful lives, which range from 7 to 19 years. We estimate the useful lives of the intangible assets, considering the customer attrition rate related to the customer relationships, results of contract update, new technology or economic situation. If the attrition rate increases beyond expectation or rapid technological advances render the existing technology obsolete, we may need to re-evaluate the remaining useful lives, or recognize impairment losses on the customer relationships.

On April 2, 2012, IIJ acquired a new subsidiary, IIJ-Exlayer and recorded goodwill of ¥182 million. The goodwill components were mainly attributable to human resources and the goodwill was included in the network service and system integration business segment.

On December 1, 2014, IIJ acquired a new subsidiary, RYUKOSHA and recorded goodwill of ¥200 million. The goodwill components were mainly attributable to human resources and the goodwill was included in the network service and system integration business segment.

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

Allowance for doubtful accounts and uncollectible contractual prepayments

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. As of March 31, 2014 and 2015, we maintained allowances for doubtful accounts of ¥117 million and ¥148 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. As of March 31, 2015, we had tax operating loss carryforwards not subject to consolidation tax filing of ¥3.6 billion, and tax operating loss carryforwards related to enterprise tax and inhabitant tax subject to consolidation tax filing of ¥0.6 billion and ¥0.1 billion, respectively. The tax operating loss carryforwards are available to offset future taxable income and will expire as shown in Note 12 of our consolidated financial statements. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if there are changes in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years, a release of or an increase in valuation allowance against deferred tax assets related to tax operating loss carryforwards and other temporary differences would result in the decrease or increase in deferred tax expense.

Valuation of investments

We have investments in securities, and the valuation of such investments and funds requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As of March 31, 2015, we had available-for-sale securities of ¥4.3 billion and cost method investments of ¥2.3 billion.

We review the fair value of available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other-than-temporary. If the decline in value is judged to be other-than-temporary, the cost basis of the investment is written down to fair value. Other-than-temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed, the financial condition and near-term prospects of the issuer and the Company’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value and events that might accelerate the recognition of impairment. For debt securities for which the declines are deemed to be other-than-temporary and there is no intent to sell and it is not more likely than not that the Company will be required to sell the securities before the recovery of the amortized cost basis, impairments are separated into the amount related to credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income (loss). For debt securities for which the declines are deemed to be other-than -temporary and there is an intent to sell or it is more likely than not that the Company will be required to sell the securities before the recovery of the amortized cost basis, impairments in their entirety are recognized in earnings. For equity securities for which the declines are deemed to be other-than-temporary, the resulting realized loss is recognized in earnings in the period in which the decline is deemed to be other-than-temporary.

Non-marketable equity securities are carried at cost as fair value is not readily determinable. When we evaluate whether non-marketable equity securities are impaired or not, we evaluate first whether an event or change in circumstances has occurred in the period that may have significant adverse effect on the fair value of the securities (an impairment indicator). We use such impairment indicators as follows:

•	A significant deterioration in the earnings performance or business prospects of the investee.

•	A significant adverse change in the regulatory, economic, or technological environment of the investee.

•	A significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates.

•	A recent example of the new issuance of a security, in which the issue price is less than our cost.

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

Our unrealized loss on investments in marketable equity securities as of March 31, 2015 relates to Japanese companies (3 issuers) in various industries. The fair value of each investment is between 0.04% and 9.2% less than its cost. The duration of the unrealized loss position was less than 12 months. We evaluated the near-term prospects of the issuer and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and our ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of fair value, we do not consider the investments to be other-than-temporarily impaired at March 31, 2015.

Impairment of investments in certain marketable equity securities and nonmarketable equity securities, including funds, included in “Other income (expenses)” in our consolidated statements of income, were recognized to reflect the decline in value considered to be other than temporary. The Company recognized impairment loss of ¥20 million on marketable equity securities for the year ended March 31, 2013 and ¥29 million on nonmarketable equity securities for the year ended March 31, 2015.

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

We used a discount rate of 1.3% for the projected benefit obligation as of March 31, 2015. The discount rate was determined by using the market yield of high-quality fixed income securities reflecting the estimated timing of benefit payments.

We used an expected long-term rate of return on pension plan assets of 2.6% as of March 31, 2015. To determine the expected long-term rate of return on pension plan assets, we consider a combination of historical returns and prospective return assumptions derived from the pension trust funds’ managing company. The actual return on the pension plan assets for the year ended March 31, 2015 was 8.6%.

The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plan as of March 31, 2015.

Change in Assumption	Pre-Tax PBO	Pension Expense	Equity (Net of Tax)
(millions of yen)
50 basis point increase/decrease in discount rate	(400)/436	(34)/53	22/(35)

50 basis point increase/decrease in expected return on assets	-	(15)/15	-/(10)

Stock Based Compensation

The Company measures and records the compensation cost from stock compensation-type stock options based on fair value. The fair value of the stock option is measured on the date of grant using the Black-Scholes option-pricing model, and amortized over the requisite service period. The compensation cost is mainly included in “General and administrative expense.”

New Accounting Guidance

In July 2013, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-11, “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which defines the presentation requirements of an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 and the Company adopted this ASU in the first quarter beginning April 1, 2014. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

Accounting Guidance Issued But Not Adopted as of March 31, 2015

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

Capital expenditures. Most of our capital expenditures relate primarily to the development, expansion and maintenance of our network and service infrastructures and of our internal back-office systems. The investments are mostly for routers, servers, network equipment, containers, other facilities necessary to offer services on our network and software. The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three fiscal years. Capital expenditures for the fiscal year ended March 31, 2015 were smaller than the fiscal year ended March 31, 2014, mainly because there were capital expenditures related to our construction of our second container-based module type data center in the fiscal year ended March 31, 2014 and not in the fiscal year ended March 31, 2015.

	For the fiscal year ended March 31,
	2013	2014	2015
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥10,405	¥12,560	¥11,835
_________________
(1)
Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.”

We expect that our capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2016 related to our network services and systems integration business will be larger than the amount for the fiscal year ended March 31, 2015. There will be capital expenditures for facilities and equipment for cloud computing services and for network equipment and software which are related to the usual expansion and improvement of our existing network. In addition, there will be capital expenditures related to our ATM operation business which is also expected to increase compared to the previous fiscal year along with the placement of new ATMs.

We recorded a loss on disposal of property and equipment of ¥15 million, ¥83 million and ¥101 million for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including our domestic and international backbone as well as local access lines that our customers use to connect to our network. The leases for domestic and international backbone connectivity are generally non-cancelable for a minimum one-year lease period We also lease office premises, for which refundable lease deposits are capitalized as guarantee deposits, certain office equipment under non-cancelable operating leases, and its network operation centers under non-cancelable operating leases which expire on various dates through the year 2020. Lease expenses related to backbone lines for the fiscal years ended March 31, 2013, 2014 and 2015, amounted to ¥3.5 billion, ¥3.8 billion and ¥3.7 billion, respectively. Lease expenses for local access lines for the fiscal years ended March 31, 2013, 2014 and 2015 amounted to ¥22.5 billion, ¥22.6 billion and ¥22.0 billion, respectively. Other lease expenses for the fiscal years ended March 31, 2013, 2014 and 2015, amounted to ¥6.0 billion, ¥6.5 billion and ¥7.0 billion, respectively.

We conduct our connectivity and other services, including cloud computing services by using data communications and other equipment leased under capital lease arrangements. For our ATM operation business, we expect to continuously put new ATMs which are acquired by leasing transactions for the time being into operation; therefore, lease payments for ATMs will increase along with placing new ATMs into operation.

We sold ATM and data communications equipment procured from a third party vendor, which amounted to ¥0.5 billion and ¥0.8 billion, to the leasing company for the years ended March 31, 2014 and 2015 and concurrently entered into capital lease arrangements to lease the equipment back which resulted in total lease payments of ¥0.6 billion due by February 2019 and ¥0.8 billion due by March 2020, related to the lease contracts made in the year ended March 31, 2014 and 2015, respectively.

The fair value of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥22.9 billion and ¥14.8 billion as of March 31, 2014 and ¥24.3 billion and ¥16.6 billion as of March 31, 2015, respectively.

As of March 31, 2015, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payment due by period
		(millions of yen)
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Connectivity lines operating leases	¥975	¥391	¥584	-	-
Other operating leases	7,622	3,119	3,965	¥229	¥309
Capital leases	8,118	3,656	3,691	771	0
Total minimum lease payments (1)	¥16,715	¥7,166	¥8,240	¥1,000	¥309
_________________
(1)	See Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

Payments of principal and interest on outstanding borrowings. We require cash for payments of interest and principal on our outstanding borrowings.

Short-term borrowings. As of March 31, 2015, our short-term borrowings consisting of bank overdrafts was ¥9.3 billion. The weighted average interest rate of our short-term borrowings at March 31, 2015 was 0.568%. Our short-term borrowings as of March 31, 2015 stayed the same as the balance of March 31, 2014. Our unused balance under our bank overdraft agreements, uncommitted, was ¥10.8 billion in short-term borrowings as of March 31, 2015.

Collateral for borrowings. Substantially all of our short-term and long-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the banks may require us to provide collateral or guarantees with respect to the borrowings. We did not provide banks with any collateral for outstanding loans as of March 31, 2014 and 2015. Our primary banking relationships are with Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, and Mitsubishi UFJ Trust and Banking Corporation. The banks are also shareholders and customers of ours.

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

Capital Resources

We seek to manage our capital resources and liquidity to provide sufficient funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions, capital leases and issuances of equity securities. At March 31, 2015, we had cash and cash equivalents of ¥21.1 billion.

Short-term and long-term borrowings. Short-term and long-term borrowings provide us with an important source for maintaining an adequate level of working capital, acquisition of fixed assets and investments. The funding for the acquisition for IIJ-Global in fiscal year ended March 31, 2011 was met by short-term borrowings, which were partially repaid and refinanced by long-term borrowing from Japanese banks. We plan to continue to refinance our short-term borrowings or use the unused balance outstanding of ¥10.8 billion, uncommitted, as of March 31, 2015 under the bank overdraft agreement for maintaining adequate level of working capital, acquisition of fixed assets and investments. See — "Payments of principal and interest on outstanding borrowings" above.

Cash flows from operating activities. We generated ¥12.9 billion by operating activities for the year ended March 31, 2015. See — "Cash Flows" below.

Capital leases. Capital leases also provide us with an important source of financing. See Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

Cash Flows

We had cash and cash equivalents of ¥21.1 billion at March 31, 2015 compared to ¥22.4 billion at March 31, 2014.

The following table presents information about our cash flows during the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal year ended March 31,
	2013	2014	2015
	(millions of yen)
Net cash provided by operating activities	¥9,639	¥8,787	¥12,912
Net cash used in investing activities	(5,946)	(10,203)	(8,073)
Net cash provided by (used in) financing activities	(4,996)	11,382	(6,283)
Effect of exchange rate changes on cash and cash equivalents	25	196	117
Net increase (decrease) in cash and cash equivalents	(1,278)	10,162	(1,327)
Cash and cash equivalents at beginning of the year	13,537	12,259	22,421
Cash and cash equivalents at end of the year	¥12,259	¥22,421	¥21,094

Year Ended March 31, 2015 as Compared to the Year Ended March 31, 2014

Net cash provided by operating activities for the fiscal year ended March 31, 2015 was ¥12.9 billion, an increase of ¥4.1 billion from ¥8.8 billion for the previous fiscal year. Net income for the fiscal year ended March 31, 2015 decreased by ¥1.3 billion from the previous fiscal year. However, depreciation and amortization increased by ¥0.9 billion from the previous fiscal year which is due to our recent years’ business investment enhancement and deferred income tax expense increased from the previous fiscal year which is due to a recognition of deferred tax asset for tax loss carryforward by our consolidated subsidiary in the previous fiscal year. Additionally, the changes in operating assets and liabilities resulted in a temporary positive impact of ¥3.0 billion compared to the previous fiscal year despite the fact that accounts receivable increased along with the revenue increase. The temporary positive impact mainly includes the followings: an increase in accrued expenses related to our head office relocation in the fiscal year ended March 31, 2015; a recognition of other assets related to the payment of license fees in the previous fiscal year; an increase in other current and noncurrent liabilities in the fiscal year ended March 31, 2015 which is mainly due to an increase in consumption tax payable associated with an increase in revenue and a rise in the Japanese consumption tax rate; and a decrease in inventories which is mainly because we recognized large-scale inventories for certain large projects in the previous fiscal year.

Net cash used in investing activities for the fiscal year ended March 31, 2015 was ¥8.1 billion, a decrease of ¥2.1 billion from ¥10.2 billion for the previous fiscal year. The decrease mainly reflects the following factors: a decrease of ¥1.0 billion in purchases of property and equipment, a decrease of ¥0.9 billion in purchases of other investments, an increase of ¥1.6 billion in refund of guarantee deposits and an increase of ¥0.9 billion in payments of guarantee deposits along with our office relocation.

Net cash used in financing activities for the fiscal year ended March 31, 2015 was ¥6.3 billion, a decrease of ¥17.7 billion from net cash provided by financing activities of ¥11.4 billion for the previous fiscal year. The change resulted from proceeds from issuance of common stock of ¥17.3 billion, net of issuance cost, an increase in principal payments under capital leases by ¥0.2 billion, and an increase in net repayments of borrowings by ¥0.2 billion.

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

We did not have any material contingent liabilities as of March 31, 2015.

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

Revenues

We have two business segments: a network services and systems integration business segment and an ATM operation business segment. The network services and systems integration business segment is comprised of Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales.

Network services revenues

Network services revenues consist of our revenues from Internet connectivity services for enterprise, Internet connectivity services for consumers, WAN services and outsourcing services. Our network services revenues accounted for 61.4%, 58.9% and 56.1% of our total revenues for the fiscal year ended March 31, 2013, 2014, and 2015, respectively. As our Internet connectivity services for enterprise and WAN services customers are more likely to use our outsourcing services or systems integration as their network needs develop, Internet connectivity services for enterprise and WAN services are important for the growth of our outsourcing services or systems integration business.

Internet connectivity services for enterprise

Our revenues from Internet connectivity services for enterprise accounted for 15.1%, 14.5% and 13.3% of our total revenues for the fiscal year ended March 31, 2013, 2014 and 2015, respectively. Revenues from Internet connectivity services for enterprise depend on the size of our customer base, the average contracted bandwidth and unit price of our services. The market for Internet connectivity services for enterprise generally follows the trends written below:

Increase in contracted bandwidth. Total contracted bandwidth for Internet connectivity services for enterprise customers increased to 1,730.8 Gbps as of March 31, 2015 from 1,539.3 Gbps for the previous fiscal year end. The number of IP service contracts for the bandwidth over 100 Mbps increased to 844 for the fiscal year ended March 31, 2015 from 719 for the previous fiscal year end. This increase is mainly due to an increase in customers' demand for broader bandwidth for their Internet connectivity. The total contracted bandwidth for Internet connectivity services for enterprise is calculated by adding the contracted bandwidth for each of the following services: IP service, IIJ data center connectivity service and broadband services. Although we do not expect revenue per contract to grow largely in the fiscal year ending March 31, 2016 due to continuing competition, we believe that customer demand for broader bandwidth should continue as the use of broadband by corporate customers expands and we try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services to differentiate them from those of our competitors.

Increasing demands for mobile data communications services. Demand for our mobile data communications service for enterprise called IIJ Mobile Service, which is provided under an MVNO, has increased rapidly since its introduction in January 2008. The number of contracts for IIJ Mobile Service increased to 106,493 as of March 31, 2015 from 83,124 for the previous fiscal year end. Corporate customers who are very security conscious are looking for data communication services with strong security features such as VPN access and private access. In February 2012, we launched the LTE mobile data communications service under an MVNO. We are seeing increasing demand related to Machine to Machine (“M2M”) connectivity and Mobile Virtual Network Enabler (“MVNE”) solutions in which we provide our MVNO service platform to corporate customers so that they can provide MVNO services for their business. We expect demand for mobile data communication services to contribute to an increase in our outsourcing services and systems integration revenues as usage and implementation of these connectivity services increase the demand for outsourcing services such as security services and network systems integration.

Increased demands for broadband services. Demand for broadband services such as IIJ FiberAccess/F, IIJ DSL/F and IIJ DSL/A is steadily increasing as the services are used more often to connect corporate branches and remote offices. For access lines, the services use ADSL lines with a maximum speed of 47 Mbps or optical lines with a maximum speed of 100 Mbps, 200 Mbps or 1 Gbps. The number of contracts for our broadband services increased to 62,926 as of March 31, 2015 from 56,384 for the previous fiscal year end. We also expect that demand for broadband services should contribute to an increase in our outsourcing services and systems integration revenues as usage and implementation of these connectivity services increase the demand for outsourcing services such as security services and network systems integration.

Although we do not expect prices of Internet connectivity services to increase in the fiscal year ending March 31, 2016, we anticipate that corporate customers’ demand for broader bandwidth and mobile data communications services should contribute to our revenue growth as the use of mobile data communications and broadband by corporate customers expands. We also plan to focus on acquiring new customers as well as increasing the bandwidth of existing customers by maintaining the quality of our services to differentiate them from those of our competitors.

Internet Connectivity services for consumers

Our revenues from Internet connectivity services for consumers accounted for 5.1%, 5.3% and 6.7% of our total revenues for the fiscal year ended March 31, 2013, 2014 and 2015, respectively. Revenues from Internet connectivity services for consumers depend on the size of our customer base and pricing. The size of our customer base depends primarily on the popularity of services under our brand name, our OEM services and the hi-ho brand name as well as the attractiveness of our service offerings which is measured primarily by the quality of service and our ability to attract new customers. The number of contracts for Internet connectivity services for consumers increased to 894,009 as of March 31, 2015 from 625,297 for the previous year end. Our LTE mobile data communications services for consumers contributed to the increase in the number of contracts.

Increasing demands for mobile data communications services. In February 2012, LTE mobile data communications services for consumers using NTT Docomo’s mobile network was added to our consumer service line-ups. The revenue from this service increased to ¥4.3 billion for the fiscal year ended March 31, 2015 from ¥1.7 billion from the previous fiscal year. We had approximately 430 thousand subscriptions for this service as of March 31, 2015, an increase of approximately 261 thousand subscriptions from March 31, 2014. We offer inexpensive LTE SIM cards which are inserted to individual smart phones and portable devises. We started to offer voice call function in April 2014 with an expectation that it would generate more subscriptions. Since the inexpensive LTE SIM card market is new in Japan, we are uncertain about the extent of how much the market will expand and the timeframe of that expansion.

We offer our Internet connectivity services for consumers not only directly but also through sales partners and OEM services such as under hi-ho and Excite Japan Co., Ltd. These service providers sell Internet connectivity services to consumers under their own name but they are using our Internet network infrastructure to provide such services.

WAN services

Our revenues from WAN services accounted for 23.7%, 21.9% and 19.8% of our total revenues for the fiscal year ended March 31, 2013, 2014 and 2015, respectively. Demand for WAN services is relatively stable with continuous use by certain large clients who use the services to connect corporate mission critical systems. Such transaction volume tends to be large and unit prices tend to be higher than our other network services. Therefore, revenues can fluctuate significantly with the absence or addition of such large orders, accordingly future revenue is difficult to forecast.

Outsourcing Services

Our revenues from outsourcing services accounted for 17.5%, 17.2% and 16.3% of our total revenues for the fiscal year ended March 31, 2013, 2014 and 2015, respectively. Outsourcing services consist of network-related services, server-related services, security-related services, data center-related facility services and operation and management services, and IIJ GIO/Hosting Package, one of our cloud computing services. For the fiscal year ended March 31, 2015, outsourcing services revenues increased to ¥20.1 billion from ¥19.7 billion for the fiscal year ended March 31, 2014. Excluding the revenue growth from IIJ GIO/Hosting Package, outsourcing service for the fiscal year ended March 31, 2015 increased by 1.9% compared to the previous fiscal year.

The growth of outsourcing services is primarily due to the increase in demand for security services, data center services and cloud computing services. We expect that corporate customers continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of outsourcing services to enhance productivity, reduce costs and improve service reliability. We expect our cloud computing service IIJ GIO/Hosting Package to continue to contribute to the revenue growth while game customers’ demand may not be as strong as in the fiscal year ended March 31, 2013. In fact, we had cancellations in our data center-related facility services from a large game customer in the fiscal year ended March 31, 2015.

Systems integration revenues, including related equipment sales revenues

Our systems integration revenue consists of systems construction and systems operation and maintenance.

Systems construction, which is a one-time revenue, accounted for 14.9%, 16.3% and 16.6% of our total revenues for the fiscal year ended March 31, 2013, 2014 and 2015, respectively. Systems construction revenues, including related equipment sales revenues for the fiscal year ended March 31, 2015 increased from the previous fiscal year as scale of systems construction projects increased.

Systems operation and maintenance, which is a monthly recurring revenue, accounted for 20.1%, 20.8% and 22.6% for the fiscal year ended March 31, 2013, 2014 and 2015, respectively. Revenue for IIJ GIO/Component service, one of our cloud computing services, is included in the systems operation and maintenance revenues. Systems operation and maintenance revenues for the fiscal year ended March 31, 2015 increased by 16.8% compared to the previous fiscal year mainly due to the steady increase in IIJ GIO/Component, systems construction projects that were completed and shifted to the operation and maintenance phase and an addition of RYUKOSHA’s four-month period revenue, approximately ¥0.3 billion. Excluding the revenue growth from IIJ GIO/Component service, systems operation and maintenance revenues increased by 10.5% compared to the previous fiscal year.

We are currently focusing on expanding our cloud computing service line-ups including IIJ GIO/Hosting Package and IIJ GIO/Component. Approximately 81.8% of our cloud computing service revenues for the fiscal year ended March 31, 2015 was recognized in systems operation and maintenance and 18.2% was recognized in outsourcing services. For the fiscal year ended March 31, 2015, our cloud computing services revenues were approximately ¥12.3 billion, an increase of approximately ¥2.4 billion from the previous fiscal year, and for the fiscal year ending March 31, 2016, we target it to reach over ¥15.0 billion.

For the fiscal year ending March 31, 2016, we should continue to see strong IT investment appetite with the recovery of the Japanese economy and expect revenue to increase from the fiscal year ended March 31, 2015. As systems integration revenues can fluctuate significantly in accordance with the absence or addition of large orders, they are accordingly difficult to forecast. For systems operation and maintenance revenues, we anticipate that we can increase them from the increase in systems construction revenue which should migrate to systems operation and maintenance as well as accumulation of our cloud computing services orders. In the middle-to long-term, we also anticipate that Japanese companies should increase IT-related investments for their network systems when the general economic situation and the business results of Japanese companies recover.

Equipment sales revenues

 Our equipment sales revenues consist primarily of sales of networking and other related equipment as requested by our customers, other than that provided in connection with our systems integration services. We are seeing an increase in portable devices and smartphone orders along with increasing needs for LTE mobile data communications services for both enterprise and consumer. Our equipment sales revenues accounted for 1.4%, 1.5% and 1.8% of our total revenues for the fiscal year ended March 31, 2013, 2014 and 2015, respectively.

ATM Operation Business revenues

ATM operation business revenues consist primarily of commission fees for each withdrawal with the use of ATMs. ATM commission fees collected from each withdrawal are aggregated every month and recognized as ATM operation business revenues. The number of daily withdrawing transactions decreased slightly in the fiscal year ended March 31, 2015 due, for example, to a decrease in number of pinball players affected by a declining Japanese population or a decrease in consumer demand prompted by the increase in the Japanese consumption tax rate. Our ATM operation business revenues and its percentage to the our total revenue was ¥2.3billion, ¥2.8 billion and ¥ 3.6 billion and 2.2%, 2.5% and 3.0% for the fiscal years ended March 31, 2013, 2014 and 2015, respectively. The ATM operation business revenues should increase along with the placement of ATMs although we may see a continuous decrease in the number of daily transaction.

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

Range of service offerings: To increase our revenues from business users, we provide a wide variety of services and are introducing new services. For Internet connectivity services, we have introduced LTE services as an addition to our mobile services. We are also broadening the service line-ups of IIJ GIO, our cloud computing services. We anticipate these steps will allow us to sell a greater variety of services to our high-end corporate users and to capture a greater amount of the current growth and demand. However, we will still be strongly dependent on the Japanese economy and on the Japanese companies and their information technology budgets. We expect Internet usage to continue to grow in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to offer a broad range of services to meet our customers’ demands will significantly influence our future revenues.

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

Overseas business: The group is enhancing its overseas operation mainly to fulfill the broad range of IT network related needs of our Japanese customers that are headed abroad to expand their overseas business. As a group, we aim to expand our cloud computing related services and overseas business by leveraging our customer base and our engineering skills. However, our overseas business portion is still very small. For the fiscal year ended March 31 2015, our overseas revenue, which is mainly recognized in systems integration revenue, was approximately ¥4.9 billion compared to approximately ¥4.1 billion for the previous fiscal year. For the fiscal year ending March 31, 2016, we expect overseas business related revenue to be approximately ¥6.5 billion.

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

We have made continuous investments in past years to develop and expand our network along with our business expansion. For the fiscal year ended March 31, 2015, our leased line and other connectivity costs were ¥26.0 billion or 38.7% of our total network services revenues. For the previous fiscal year, these costs were ¥26.6 billion or 39.6% of total our network services revenues.

•
Backbone cost: Backbone cost for the fiscal year ended March 31, 2015 was ¥3.7 billion, a slight decrease compared to the fiscal year ended March 31, 2014. We do not expect that our backbone costs to significantly increase.

•
Dedicated local access line costs: We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs for the fiscal year ended March 31, 2015 were ¥21.9 billion compared to ¥22.5 billion for the fiscal year ended March 31, 2014. Other connectivity costs were ¥0.4 billion for the fiscal year ended March 31, 2015, compared to ¥0.4 billion for the previous fiscal year.

Depreciation and amortization cost related to network service revenues increased by ¥0.4 billion for the fiscal year ended March 31, 2015 from ¥3.5 billion for the fiscal year ended March 31, 2014 along with the increase in capital expenditures related to network service revenues. Along with the increase in capital expenditures, we expect depreciation and amortization to increase.

Outsourcing costs increased by ¥1.7 billion from the previous year mainly due to an increase in purchasing volume of mobile-related costs from NTT Docomo along with an increase in consumer mobile service subscriptions.

The cost of mobile services revenues, which is recognized as cost of network services revenues, has been increasing along with the rapid increase in consumer mobile subscriptions. We have been purchasing NTT Docomo’s mobile infrastructure to provide our mobile services and we have been increasing our purchasing volume in order to offer reliable connectivity to our customers, both enterprise and consumer. NTT Docomo charges a “wholesale telecommunications service charge” to all of its MVNOs, including us. NTT Docomo calculates the charge in accordance with the “Telecommunications Business Law” and the “Guidelines related to Operation of the Institution for Category II Designated Telecommunications Facilities,” which are both administrated by the MIC. The charge is a flat-rate per Mbps and is calculated based on NTT Docomo’s cost related to its mobile data communication business. In recent years, such charge decreased by 41.2%, 56.6% and 23.5% in the fiscal year 2012, 2013 and 2014, respectively.

Costs of systems integration revenues and equipment sales

The cost of our systems integration revenues and equipment sales consists of purchasing costs, personnel-related costs, outsourcing-related costs, network operation-related costs and other costs. Purchasing costs increase or decrease in tandem with systems construction revenues and equipment sales revenues. Personnel and outsourcing-related costs are mainly costs of engineering staff. Network operation-related costs are costs such as depreciation and amortization of capital leases for system-related equipment including facilities and equipment for cloud computing services. The main determinant of whether our gross margin will increase or decrease depends on whether we can secure profit for each systems integration project, whether we are able to adequately control the man-hour for each systems integration project as initially estimated, the profitability of our cloud computing services and whether we are able to achieve enough revenue that covers our total costs. For the fiscal year ending March 31, 2016, along with the increase in systems construction revenue which we expect to increase as the Japanese economy recovers, we expect the costs of systems integration revenues to also increase. We should continue to focus on controlling personnel and outsourcing costs adequately as well as carefully consider the timing of increasing facilities and equipment for IIJ GIO as cloud computing services require initial investment.

Costs of ATM Operation Business

The cost of our ATM operation business consists primarily of systems related costs including up-front system development and outsourcing related costs. For the fiscal year ended March 31, 2015, the ATM operation business recorded approximately ¥2.6 billion in costs. Along with the increased number of serviced ATMs, additional capital expenditures including capitalized leases related to the placement of ATMs in places such as Japanese pachinko parlors, operation and maintenance fees and other costs will increase.

Sales and marketing

Our sales and marketing expenses consist primarily of personnel expenses related to sales and marketing activities, general advertising expenses and sales commission. Our sales and marketing expenses should increase to the extent that we expand our operations, hire additional employees and increase our sales and marketing activities. Sales commission expenses for our sales channels should also increase as we acquire more subscriptions for our LTE mobile data communication services for consumer. We expect sales and marketing expenses to increase in the fiscal year ending March 31, 2016 as we expand our business, increase the number of sales personnel and further promote our cloud computing services and LTE mobile data communications services for consumers.

General and administrative

Our general and administrative expenses primarily include expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. We relocated our head office in the fiscal year ended March 31, 2015. In regards to the contract for the new head office specifically, the related office rent expenses should be reduced for a certain period. Our general and administrative expenses will increase to the extent that we grow our business and hire new employees. We expect general and administrative expenses to increase in the fiscal year ending March 31, 2016 in accordance with our business growth.

Research and development

Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. We expect the research and development expenses to slightly increase for the fiscal year ending March 31, 2016 as we focus on strengthening our research and development activities.

Other income (expenses)

Our other income and expenses include interest income and expenses and other primary items such as foreign exchange gains or losses, net gain on other investments and impairment losses on other investments.

Interest expense: Most of our interest expense is from capital leases and bank borrowings. Interest income and interest expenses are also affected by the fluctuation of market interest rates and our total amount of outstanding borrowings. If we increase capital leases or borrowings in order to finance further development of our backbone, data centers and for other investments, interest expenses will increase.

Foreign exchange gains: Attributed to the weaker Japanese yen against the U.S. dollar and British pound, we recognized foreign currency losses of ¥5 million for the fiscal year ended March 31, 2015. The assets held by us which are exposed to foreign currency exchange risk are mainly U.S. dollar and British pound denominated bank deposits.

Net gain on other investments: Gain on other investments are mostly raised from available-for-sale securities and funds. Fluctuations in the fair value of other investments may affect our financial results. Currently we do not expect that we will have large capital gains or losses from other investments for the fiscal year ending March 31, 2016.

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

F.	Tabular Disclosure of Contractual Obligations

The following table shows our material contractual payment obligations under our agreements as of March 31, 2015:

	Payments due by period (in millions of yen)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Capital lease obligations	¥8,118	¥3,656	¥3,691	¥771	¥0
Operating lease obligations	8,597	3,510	4,549	229	309
Total (1) (2)	¥16,715	¥7,166	¥8,240	¥1,000	¥309
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

The Company's Board of Directors consists of 13 directors, including four outside directors. The Company's Board of Company Auditors consists of four company auditors, three of whom are outside company auditors, including an attorney from a Japanese law firm and a certified public accountant. Further, the Company has an internal auditing office consisting of three members.

Additionally, we introduced an executive officer system in 2010 with the aim of further enhancing our corporate governance by separating its decision making, supervisory function and business execution function.

The following table provides information about our directors and company auditors as of June 30, 2015

Name	Position	Date of birth	Current term expires	Initial appointment date	Numbers of Shares Owned (1)	Percentage of Shares Owned (1)
Koichi Suzuki	Chairman,
	Chief Executive Officer and Representative Director	Sep. 3, 1946	June 2017	Dec. 1992	1,809,981(2)	3.88%(2)
Eijiro Katsu	President,
	Chief Operating Officer and Representative Director	June 19, 1950	June 2017	June 2013	9,375	0.02%
Hideshi Hojo	Senior Managing Director	Dec. 22, 1957	June 2017	June 2000	24,447	0.05%
Takeshi Kikuchi	Senior Managing Director	Apr. 27, 1959	June 2016	June 2010	59,394	0.13%
Akihisa Watai	Managing Director,
	Chief Financial Officer and Chief Accounting Officer	Sep. 30, 1965	June 2016	June 2004	12,073	0.03%
Tadashi Kawashima	Managing Director	Feb. 27, 1963	June 2017	June 2015	0	—
Junichi Shimagami	Director	Apr. 17, 1967	June 2017	June 2015(3)	8,547	0.02%
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2016	June 2004	0	—
Junnosuke Furukawa	Director	Dec. 5, 1935	June 2017	June 2005	0	—
Shingo Oda	Director	Nov. 8, 1944	June 2016	June 2008	0	—
Toshinori Iwasawa	Director	May 8, 1962	June 2017	June 2013	744	0.00%
Tadashi Okamura	Director	July 26, 1938	June 2017	June 2015	0	—
Hiroki Watanabe	Director	Mar. 15,1953	June 2017	June 2015	0	—
Kazuhiro Ohira	Company Auditor	Dec. 26, 1957	June 2016	June 2010	0	—
Chiaki Furuya	Company Auditor	July 11, 1949	June 2017	June 2013	7,763	0.02%
Masaki Okada	Company Auditor	Jan. 9, 1959	June 2016	June 2004	0	—
Masaaki Koizumi	Company Auditor	Oct. 4, 1964	June 2016	June 2004	0	—
_________
(1)	The number of IIJ shares owned as of June 30, 2015.

(2)	Mr. Koichi Suzuki jointly owns IIJ stocks through his wholly owned private company called KS Holdings which holds 1.7% of the total company outstanding shares as of March 31, 2015.

(3)	Mr. Junichi Shimagami was a director of the Company from June 2007 to March 2010.

Koichi Suzuki is one of the founders of IIJ and has approximately 30 years of experience in the computer and communications industries. He was appointed as president, representative director and Chief Executive Officer in April 1994. In June 2013, he became our chairman, representative director, and Chief Executive Officer. In addition, Mr. Suzuki is chairman of hi-ho and president of IIJ-EG and Multifeed. He also serves as chairman of IIJ-America, and a director of IIJ-Global, Trinity, IIJ-II and Stratosphere. From December 1992 to April 1994, Mr. Suzuki was a director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.

Eijiro Katsu joined IIJ in November 2012 and was appointed as president, representative director and Chief Operating Officer in June 2013. Prior to joining IIJ, he worked at the Ministry of Finance in Japan and serviced as Vice Minister from July 2010 to August 2012.

Hideshi Hojo joined IIJ in 1996. He has served as senior managing director of IIJ since June 2006. Mr. Hojo is also a director of i-revo and NCJ. Since April 2014, he has been in charge of Asian business development. From February 1998 to June 2000, Mr. Hojo acted as general manager of the Sales Division, from June 2000 to June 2002 as a director and from June 2002 to 2006 as managing director. Prior to joining us, Mr. Hojo had 16 years of experience in the field of sales working for the Itochu Group.

Takeshi Kikuchi was appointed as senior managing director of IIJ in June 2010 and is serving as division director of Enterprise Business Division. Mr. Kikuchi joined Itochu Corporation in April 1983 and was temporarily seconded to IIJ from April 1996. In July 1999, Mr. Kikuchi joined IIJ-Tech and was president of IIJ-Tech from October 2005 to March 2010.

Akihisa Watai was appointed as managing director of IIJ and division director of the Finance and Planning Division in June 2010 and has served as chief financial officer and chief accounting officer since June 2004. Mr. Watai is a director of NCJ, Trinity, Trust Networks and RYUKOSHA, and a company auditor of i-revo, IIJ-Global and IIJ-II. From June 2004 to March 2010, Mr. Watai served as director of IIJ. Mr. Watai joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1989 and was temporarily seconded to IIJ from August 1996. In February 2000, Mr. Watai joined IIJ permanently and has been general manager of the Finance Division since April 2004.

Tadashi Kawashima has served as a managing director of IIJ since June 2015. Mr. Kawashima joined NTT DATA Corporation in July 1988 and has been serving as Senior Specialist of Public and Financial IT Service Company and President and Representative Director of NTT Data Tokai Corporation since June 2013.

Junichi Shimagami has served as a director and Chief Technology Officer of IIJ since June 2015 and Division Director of Network Division of the Company since April 2015. Mr. Shimagami is also a director of Multifeed and hi-ho. Mr. Shimagami served as a director of the Company from June 2007 to March 2010. Mr. Shimagami joined us in 1996. Prior to joining us, Mr. Shimagami worked at Nomura Research Institute, Ltd., which he joined in April 1990.

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

Toshinori Iwasawa was appointed as director of IIJ in June 2013. Mr. Iwasawa has been president and representative director of IIJ-Global since September 2010. Prior to joining IIJ-Global, he was a representative director at AT&T Japan LLC. and worked for IBM Japan from 1985.

Tadashi Okamura has served as an outside director of IIJ since June 2015. Mr. Okamura joined Toshiba Corporation in April 1962, became Chief Executive Officer of Toshiba Corporation in June 2000 and has been serving as Adviser to the Board of Toshiba Corporation since June 2009.

Hiroki Watanabe has served as an outside director of IIJ since June 2015. Mr. Watanabe joined NTT in April 1976 and served as Representative Director and Senior Executive Vice President of NTT since June 2012 to June 2014.

Kazuhiro Ohira was appointed as company auditor of IIJ in June 2010. Mr. Ohira is a company auditor of Trust Networks, NCJ, IIJ-Global, Trinity and RYUKOSHA. Mr. Ohira was General Manager of International Business Management Dept. of Dai-Ichi Life Insurance Company, Ltd.

Chiaki Furuya was appointed as an auditor of IIJ in June 2013. Mr. Furuya joined us in October 2008 and has worked as a managing director and senior executive officer. Prior to joining IIJ, he worked at NHK, Japan Broadcasting Corporation, from 1973 to 2007. He is also an auditor for IIJ-EG and hi-ho.

Masaki Okada has been an outside company auditor of IIJ since June 2004. Mr. Okada is admitted to the Dai-ni Tokyo Bar Association and joined Ishii Law Office in April 1988. Mr. Okada has been a partner at Ishii Law Office since April 1997.

Masaaki Koizumi has been an outside company auditor of IIJ since June 2004. Mr. Koizumi is a Japanese Certified Public Accountant and joined Eiwa & Co. (Currently Azsa & Co.) in October 1987. Mr. Koizumi left Azsa & Co. in September 2003 and established Koizumi CPA Office in October 2003.

The following table provides information about our executive officers as of June 30, 2015.

Name	Position/Responsibility
Kazuhiro Tokita	Senior Executive Officer of Financial System Business Division

Masayoshi Tobita	Executive Managing Officer of Administrative Division and General Manager of Business Unit Management Division

Kiyoshi Ishida	Executive Managing Officer of Product Division

Naoshi Yoneyama	Executive Managing Officer of Technology Unit and General Manager of Corporate Planning Department

Makoto Ajisaka	Executive Managing Officer of Enterprise Business Division 1,3, and Strategic Business Division

Yoshikazu Yamai	Executive Managing Officer of Service Operation Division

Yasumitsu Iizuka	Executive Officer of Government, Public & Educational Organization Business Division

Koichi Maruyama	Executive Officer of Global Business Division

Naoya Kaihara	Executive Officer of West Japan Business Division and Kansai Branch

Seiji Okita	Executive Officer of Solution Division

Masakazu Tachikui	Executive Officer of Platform Division

B.	Compensation

The aggregate compensation to the IIJ’s directors and company auditors during the fiscal year ended March 31, 2015 was as follows:

		Breakdown of Compensation (in millions of yen)
Position	Total Compensation	Base Salary	Stock Option	Liability for Retirement Benefit	Others	Number of Persons
Directors *	¥282	¥244	¥38	-	¥0	7
Company Auditor **	18	16	-	¥2	0	1
Outside Directors/ Outside Company Auditors	31	30	-	1	0	6
_________
(1)
Starting with its annual securities report for the year ended March 31, 2010 filed with the Ministry of Finance, a Japanese listed company is required to disclose the individual compensation of any director, executive officer or corporate auditor if it is ¥100 million or more. For fiscal year ended March 31, 2015, there was no director, executive officer or corporate auditor who received compensation of over ¥100 million.

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

* Excluding Outside Directors

** Excluding Outside Company Auditors

The retirement plan for full-time directors was abolished in June 2011. We recorded a liability for retirement benefits for full-time directors of ¥431 million, which would be required if they retire as of March 31, 2015. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

C.	Board Practices

An amendment to the Corporation Law of Japan was enacted on June 20, 2014. The amended Corporation Law came into effect on May 1, 2015. From here on, “Corporation Law” refers to the amended Corporation Law.

In accordance with the Corporation Law and our Articles of Incorporation, our directors are elected at a general meeting of shareholders and our Board of Directors consists of minimum of 3 and maximum of 14 directors. While the normal term of office of a director is two years, a director may serve any number of consecutive terms. We do not have audit or remuneration committees, as is the standard practice in Japan. We do not have any service contracts with any of our directors providing for benefits upon termination of their employment.

We have a Board of Company Auditors as well as an accounting auditor who is an independent certified public accountant or an auditing corporation. In accordance with the Corporation Law and our Articles of Incorporation, our Board of Company Auditors consists of a minimum of three company auditors, of whom at least half must be from outside of the company, and company auditors are elected at a general meeting of shareholders. Currently, three of our four company auditors are outside company auditors. While the normal term of office of a company auditor is four years, a company auditor may serve any number of consecutive terms. Our company auditors are under a statutory duty to supervise the execution of duties by the directors, to investigate proposals and documents to be submitted by the Board of Directors to the general meetings of shareholders and report their opinions thereon to the shareholders, if necessary. They are required to attend meetings of the Board of Directors and to express their opinions if necessary, but they are not entitled to vote. Each of our company auditors also have a statutory duty to audit business reports and examine the audit report on our financial statements prepared by our accounting auditor, and provide a report thereon to the entire Board of Company Auditors, which must, in turn, submit its audit report to the Board of Directors and/or the general meetings of shareholders. The Board of Company Auditors will also determine matters relating to the duties of company auditors, such as audit policy and methods of investigation of our affairs.

Following the requirements of the Corporation Law, we require a director to obtain the approval of the Board of Directors in order for such director to accept a transfer of a product or any other asset of IIJ, to transfer a product or any other asset of such director to IIJ, to receive a loan from IIJ, or to effect any other transaction with IIJ, for himself or a third party.

If we issue common shares or other shares, stock acquisition rights or bonds with stock acquisition rights under the Corporation Law, it is necessary for the Board of Directors to determine the conditions of issuance. Additionally, (i) if the company issues such securities to persons other than shareholders (in the case of common shares or other shares) at a specially favorable issue price or (in the case of stock acquisition rights or bonds with stock acquisition rights) on specially favorable conditions, even if there are provisions related thereto in the Articles of Incorporation, some matters related to such issuance are to be resolved by a special resolution of a shareholders’ meeting and (ii) if the company issues such securities to persons other than shareholders whereby the persons will hold more than 50% of the voting rights of all shareholders, the company is to provide notice (including public notice) to its shareholders in advance and if shareholders who hold 10% or more of the voting rights of all shareholders provide notice to the company to dissent from such issuance of securities, an approval by a resolution of a general meeting of shareholders is generally required before the payment date for such issuance or transfer pursuant to the Corporation Law.

The rights of ADR holders, including their rights relating to corporate governance practices, are provided in the deposit agreement which is an exhibit to this annual report.

Limitation of Liabilities of some outside Directors and Auditors

As of June 30, 2015, we have entered into an agreement with five of our outside directors, Mr. Junnosuke Furukawa, Mr. Shingo Oda, Mr. Tadashi Okamura, Mr. Yasurou Tanahashi and Mr. Hiroki Watanabe, and two of our outside company auditors, Mr. Masaki Okada and Mr. Masaaki Koizumi that limits their liabilities to us for damages suffered by us due to their acts taken in good faith and without gross negligence, amounting to ¥10 million or the aggregate of the amounts set forth in Article 427 paragraph 1 of the Corporation Law, whichever is higher. Under the former Corporation Law, we were allowed to enter into such agreements only with outside directors, outside auditors, accounting advisors and accounting auditors, but under the Corporation Law, which amended the range of directors and company auditors that are allowed to be a party to such agreements, we are allowed to enter with all directors (excluding those who are executive directors and who serve in certain other roles in corporate governance.) (hereinafter referred to as “non-executive directors”) and all company auditors. However, we have decided not to enter into such agreements with non-executive directors and company auditors other than our outside directors and outside auditors above. For further discussion, see Item 10.C. Material Contracts and Exhibit 4.5 of this annual report.

D.	Employees

As of March 31, 2015, we had 2,835 employees, including employees of our consolidated subsidiaries, and we had 2,353 employees as of March 31, 2014 and 2,116 employees as of March 31, 2013. The following table shows the breakdown of the employees by main category of activity.

	For the fiscal year ended March 31,
	2013	2014	2015
	(number of employees)
Engineering	1,425	1,606	2,008
Sales	404	440	501
Administration	287	307	326

We have never experienced any labor disputes and consider our labor relations to be good. To our knowledge, none of our employees are members of any union.

E.	Share Ownership

The information on share ownership required by this item is in Item 6.A. “Directors and Senior Management” above.

 Stock Option Plan

 Stock compensation–type stock option. A stock compensation-type stock option is a stock acquisition right entitling its holder to acquire shares upon the exercise of a stock acquisition right at an exercise price of one yen (¥1) per share. Stock compensation-type stock options are allocated to directors and executive officers as a substitution for the retirement allowance planned for them and to further motivate and incentivize them to enhance IIJ’s middle- to long-term business performance and corporate value. On May 26, 2011, IIJ’s board of directors resolved to introduce stock compensation–type stock options for executive officers of IIJ. On June 28, 2011, IIJ’s ordinary general meeting of shareholders approved the introduction of stock compensation type stock options for directors of IIJ.

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

(4)	Exercise period of stock acquisition rights: From July 11, 2014 to July 10, 2044.
(5)	Position and number of persons to be allotted the stock acquisition rights and the number of stock acquisition rights to be allotted:
Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 88 rights
Executive Officers of IIJ: 10 Executive Officers, 40 rights

(5)	Fifth Series (July 2015)

(1)	Maximum number of Stock Acquisition Rights to be determined on July 13, 2015: 230 rights
(2)
Class of shares underlying the Stock Acquisition Rights, the Company’s common stock and the total number of shares underlying the Stock Acquisition Rights to be determined accordingly with the number of stock acquisition rights to be allotted (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)

(3)
Amount to be paid in exchange for the Stock Acquisition Rights is to be determined on July 13, 2015 based on the fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model.

(4)	Exercise period of stock acquisition rights: From July 14, 2015 to July 13, 2045.
(5)	Position and number of persons to be allotted the stock acquisition rights and the maximum number of stock acquisition rights to be allotted:
Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 153 rights
Executive Officers of IIJ: 11 Executive Officers, 77 rights

Employee Stock Purchase Plan

The Group Employee Stock Purchase Plan, which was implemented in December 1995, provides designated employees with the opportunity to purchase shares at market value. Shares are basically held in the name of the group employee stock purchase program until employees leave the association, due to resignation or retirement. The representative of the employee shareholders' association exercises voting rights in accordance with the instructions of each employee shareholder. As of March 31, 2015, the association holds 443,300 shares of common stock, or 0.95% of our outstanding shares.

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

The following table shows information regarding beneficial ownership of our common stock as of March 31, 2015 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and SEC.

	Outstanding Voting Shares as of March 31, 2015(4)
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates (1)	12,135,000	26.4%
Koichi Suzuki(2)	2,618,800	5.7
Directors, executive officers and company auditor as a group(3)	2,934,000	6.4

__________
(1)
Includes NTT, which owned 10,095,000 shares, or 22.0% of our outstanding voting shares and 21.6% of our total issued shares, and NTT Communications, which owned 2,040,000 shares, or 4.4% of our outstanding voting shares and 4.4% of our total issued shares.

(2)	Mr. Koichi Suzuki directly held 3.9% of our outstanding voting shares and 1.7% indirectly through his wholly owned private company called KS Holdings.

(3)	Includes Koichi Suzuki’s holdings which are also separately set forth above. No other director or executive officer except for Koichi Suzuki was a beneficial owner of more than 5%.

(4)	As of March 31, 2015, the Company held 758,709 shares of the Company as treasury stock.

Our major shareholders have the same voting rights as other holders of our common stock.

According to our register of shareholders, as of March 31, 2015, there were 11,248 holders of common stock of record worldwide. As of March 31, 2015, The Bank of New York Mellon, depositary for our ADSs, held 2.4% of the outstanding common stock on that date. According to The Bank of New York Mellon, as of March 31, 2015, there were 1,948 ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 46,701,000 shares of common stock outstanding as of March 31, 2015, 1,110,398 shares were held in the form of 2,220,796 ADSs. As of March 31, 2015, the Company held 758,709 shares of the Company as treasury stock.

B.	Related Party Transactions

NTT-affiliated Companies. On an ongoing basis in the ordinary course of business, for the Company’s connectivity and outsourcing services, the Company purchases international and domestic backbone services, local access lines, mobile bandwith, and rental rack space in data centers from NTT and its subsidiaries. The Company also sells to NTT and its subsidiaries its services including OEM services, systems integration services and monitoring services for their data centers. For the fiscal year ended March 31, 2015, we have paid ¥11.9 billion for international and domestic backbone, local access line, mobile connectivity costs, and lines for WAN services to NTT and its subsidiaries such as NTT Communications, NTT East, NTT West and NTT Docomo. In addition, we paid ¥3.7 billion for co-location costs to NTT and its subsidiaries.

All the transactions entered into with NTT and its affiliates are entered in the ordinary course of business. Mr. Kawashima, one of our directors, was an employee of NTT DATA Corporation and was Representative Director of NTT DATA TOKAI Corporation, and Mr. Watanabe, one of our outside directors, was Representative Director and Senior Executive Vice President of NTT from June 2012 to June 2014. There is no shareholders’ agreement in place with NTT, its affiliates or any other party for the appointment of any of our directors.

Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the fiscal year ended March 31, 2015 are presented as follows:

millions of yen
Accounts receivable	¥368
Accounts payable	49
Revenues	957
Costs and Expenses	460

Transactions with Outside Directors and Auditors. On June 26, 2013 we entered into additional agreements on limited liability with Mr. Junnosuke Furukawa as our outside director. On June 25, 2014, we entered into additional agreements on limited liability with Mr. Yasurou Tanahashi and Mr. Shingo Oda as our outside directors. On June 26, 2015 we entered into additional agreements on limited liability with Mr. Tadashi Okamura, Mr. Hiroki Watanabe and Mr. Junnosuke Furukawa, pursuant to which their liability for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million. For further discussion, see Item 10.C. Material Contracts and Exhibit 4.5 of this annual report.

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

Dividend Policy

Our basic dividend policy is that we pay dividends to our shareholders continuously and in a stable manner while considering the need to have retained earnings for the enhancement of financial position, middle to long-term business expansion, future business investment and other goals. Under Japanese law, a company is required to have retained earnings, without accumulated deficit, in order to be able to conduct certain types of capital-related transactions such as payments of dividends in general. The ordinary general meeting of shareholders held in June 2006 approved the elimination of accumulated deficit through the reduction of additional-paid in capital and common stock in our non-consolidated financial statements under generally accepted accounting principles in Japan. For the fiscal year ended March 31, 2015, IIJ paid total cash dividend of ¥22.00 per share of common stock.

B.	Significant Changes

Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2015, the date of our last audited financial statements.

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

The following table shows, for the periods indicated, the high and low price of our ADSs and shares of common stock on the TSE for the periods indicated:

	NASDAQ (1) (per ADS)		TSE (1) (2) (per share of common stock)
Fiscal year ended/ending March 31,	High	Low	High	Low
2010	$6.33	$2.50	¥1,232	¥498
2011	8.37	5.08	1,460	815
2012	11.78	6.67	1,830	1,128
2013	17.3	8.24	3,300	1,326
2014
First Quarter	21.21	13.80	4,365	2,903
Second Quarter	19.29	13.80	3,850	2,796
Third Quarter	15.33	12.74	3,145	2,480
Fourth Quarter	14.11	8.71	2,999	1,797
2015
First Quarter	12.95	10.11	2,700	2,048
Second Quarter	12.62	9.61	2,589	2,046
Third Quarter	10.92	7.56	2,647	1,802
Fourth Quarter	10.93	8.07	2,657	1,941
Month
January 2015	10.85	9.13	2,592	2,304
February 2015	10.72	9.25	2,598	2,240
March 2015	10.93	8.07	2,657	1,941
April 2015	9.48	7.81	2,134	1,910
May 2015	10.01	7.92	2,140	1,990
June 2015	8.96	7.78	2,175	1,944

___________
(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

(2)	We conducted a 1 to 200 stock split on common stock with an effective date of October 1, 2012. The figures are retroactively adjusted to reflect the stock split.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Provisions Regarding Our Directors

There is no provision in our Articles of Incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, but the Corporation Law provides that such director is required to refrain from voting on such matters at the Board of Director’s meetings.

The Corporation Law provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders' meeting, the Board of Directors will determine the amount of compensation for each director. The Board of Directors may, by its resolution, leave such decision to the president’s discretion.

The Corporation Law provides that a significant loan from a third party to a company should be approved by the Board of Directors. Our regulations of the Board of Directors have adopted this policy.

There is no mandatory retirement age for directors under the Corporation Law or our Articles of Incorporation.

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a director under the Corporation Law or our Articles of Incorporation.

Rights of Shareholders of our Common Stock

We have issued only one class of shares, our common stock. Rights of holders of shares of our common stock have under the Corporation Law and our Articles of Incorporation include:

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

•
the right to require us to purchase shares subject to certain requirements under the Corporation Law when a shareholder opposes certain resolutions including (i) the transfer of all or material part of the business, (ii) an amendment of the Articles of Incorporation to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) company split or (v) merger, all of which must, in principle, be approved by a Special Resolution of Shareholders’ meeting.

Under the Corporation Law, a company is permitted to make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount provided for under the Corporation Law and the Ordinance of the Ministry of Justice as of the effective date of such distribution of surplus.

The amount of surplus at any given time shall be the amount of a company’s assets and the book value of company’s treasury stock after subtracting and adding the amounts of the items provided for under the Corporation Law and the applicable Ordinance of the Ministry of Justice.

So long as we maintain the unit share system (see “–Unit share system” below; currently, 100 shares of Common Stock constitute one unit), a holder of shares constituting one or more full units is generally entitled to one vote per one unit of our shares at a shareholders’ meeting. In general, under the Corporation Law and our Articles of Incorporation, a shareholders’ meeting may adopt a resolution by a majority of the voting rights represented at the meeting. The Corporation Law and our Articles of Incorporation require a quorum for the election of directors and company auditors of not less than one-third of the total number of voting rights held by all shareholders who can exercise their voting rights. A corporate shareholder, having more than one-quarter of its voting rights directly or indirectly held by us, does not have voting rights. We have no voting rights with respect to our own common stock. Shareholders may exercise their voting rights through proxies, provided that a shareholder may appoint only one shareholder who has a voting right as its proxy. Our Board of Directors may entitle our shareholders to cast their votes in writing. Our Board of Directors may also entitle our shareholders to cast their votes by electrical devices.

While the Corporation Law, in general, requires a quorum of the majority of voting rights and approval of two-thirds of the voting rights presented at the meeting of any material corporate actions, it allows a company to reduce the quorum for such Special Resolutions by its Articles of Incorporation to not less than one-third of the total number of voting rights held by all shareholders who can exercise their voting rights. We adopted a quorum of not less than one-third of the total number of voting rights in our Articles of Incorporation for Special Resolutions for material corporate actions, such as:

•	a reduction of the stated capital (except when a company reduces the stated capital within certain amount provided for under the Corporation Law concurrently with a share issue),

•	amendment of our Articles of Incorporation (except amendments that the Board of Directors are authorized to make under the Corporation Law),

•	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval,

•	a dissolution, merger or consolidation requiring shareholders’ approval,

•	a company split requiring shareholders’ approval,

•	a transfer of (i) the whole or an important part of our business, or (ii) the whole or a part of our shares in any of our subsidiaries,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval, and

•
issuance of new shares at a specially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with specially favorable conditions to persons other than shareholders.

The Corporation Law provides additional specific rights for shareholders owning a substantial number of voting rights.

Shareholders holding 10% or more of the total number of voting rights of all shareholders (or our total outstanding shares) have the right to apply to a court of competent jurisdiction, or competent court, for:

•	dissolution, and

•	commencement of reorganization proceedings as provided for in the Company Reorganization Law of Japan.

Shareholders holding 10% or more of the total number of voting rights of all shareholders have the right to dissent from a third-party allotment of securities (including common shares or other shares, stock acquisition rights or bonds with stock acquisition rights) that will give the third-party more than 50% of the voting rights of all shareholders and also have the right to demand approval by a resolution of a general meeting of shareholders.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders (or our total outstanding shares) for six months or more have certain rights under the Corporation Law which includes the rights to:

•	demand the convening of a general meeting of shareholders,

•	apply to a competent court for removal of a director or company auditor,

•	apply to a competent court for removal of a liquidator, and

•	apply to a competent court for an order to inspect our business and assets in a special liquidation proceeding.

Shareholders holding 3% or more of the total number of voting rights of all shareholders (or our total outstanding shares) have certain rights under the Corporation Law which include the rights to:

•	examine our accounting books and documents and make copies of them, and

•	apply to a competent court for appointment of an inspector to inspect our operation or financial condition.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders for six months or more have the right to:

•	apply to a competent court for appointment of an inspector to review the correctness of the convocation and voting procedures of a general meeting of shareholders, and

•	demand that we take action against the officers of our wholly owned subsidiaries to hold such officers liable.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders or 300 voting rights for six months or more have the right to demand that certain matters be made objects and added to the agenda items at a general meeting of shareholders.

Shareholders who have held any number of shares for six months or more have the right to demand that we take certain actions under the Corporation Law which include the rights to demand:

•	the institution of an action to enforce the liabilities of our directors or company auditors,

•	the institution of an action to recover from a recipient the benefit of a proprietary nature given in relation to the exercise of the right of a shareholder, and

•	a director on our behalf for the cessation of an illegal or ultra vires action.

There is no provision under the Corporation Law or our Articles of Incorporation which forces shareholders to make additional contributions when requested by us.

Under the Corporation Law, in order to change the rights of shareholders which are stipulated and defined in our Articles of Incorporation, we must amend our Articles of Incorporation. Amendments must, in principle, be approved by a Special Resolution of shareholders.

Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on the determination of our Board of Directors. A shareholder having held 3% or more of our total outstanding shares for six months or more is entitled to demand the directors to convene a shareholders' meeting under the Corporation Law. So long as we maintain the unit share system, shareholders who are registered as the holders of one or more full units of shares in our registers of shareholders at the end of each March 31 have the right to attend the annual general meeting of our shareholders. We may, by prescribing a Record Date, determine the shareholders who are stated or recorded in the shareholder registry on the Record Date as the shareholders entitled to extraordinary general meetings of our shareholders, and in this case, we are required to make a public notice of Record Date at least two weeks prior to the Record Date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders' meeting.

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

In case the acquisition is made by way of (ii) above, any other shareholder may request within a certain period of time provided under the applicable Ordinance of the Ministry of Justice before a general meeting of shareholders that we also purchase our shares held by the requesting shareholder, unless the purchase price or any other consideration to be delivered in exchange for the acquisition of one of our shares does not exceed the market price of one of our shares calculated by the method prescribed in the applicable Ordinance of the Ministry of Justice.

Any acquisition by us of our own shares must satisfy certain other requirements, including that the total amount of the acquisition price may not exceed the Distributable Amount, as described above.

We may hold the shares which we acquired by way of (i) through (iii) above, and may cancel such shares by a resolution of the Board of Directors. We may also dispose of such shares subject to a resolution of the Board of Directors and subject also to other requirements applicable to the issuance of shares under the Corporation Law.

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

There is no provision in our Articles of Incorporation or other subordinated rules regarding the ownership threshold, above which shareholder ownership must be disclosed. Pursuant to the Financial Instruments and Exchange Law of Japan and its related regulations, a shareholder who has become, solely or jointly, a holder of more than 5% of the total issued shares in a company that is listed on any stock exchange in Japan is required to file a report with the Finance Bureau of the Ministry of Finance, and, with certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed report.

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

Solutions Engagement Agreement. IIJ Global entered into a Solutions Engagement Agreement on June 1, 2010, between IBM Japan. The Solutions Engagement Agreement, which contains indemnification, establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, the largest sales partner of IIJ-Global. IIJ-Global will provide and perform services, functions, responsibilities and others in a way that were being provided and performed by AT&T Japan. This agreement will remain in effect until terminated. The Solutions Engagement Agreement is filed as Exhibit 4.7 of this annual report.

Limitation of Liability Agreements, dated June 26, 2015 and June 25, 2014, between IIJ and outside directors and outside company auditors. We entered into a Limitation of Liability Agreement with Mr. Yasurou Tanahashi and Mr. Shingo Oda as our outside directors on June 25, 2014 and with Mr. Junnosuke Furukawa, Mr. Tadashi Okamura and Mr. Hiroki Watanabe, also as outside directors on June 26, 2015 respectively, under which we limit the liability of outside directors in accordance with the rules defined in Article 427 of the Corporation Law. Under the terms of the agreements on limited liability, the liability of outside directors for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million or the aggregate of the amounts set forth in Article 427 paragraph 1 of the Corporation Law, whichever is higher. The agreements on limited liability are automatically renewed if the outside directors and auditors are re-elected and terminate when the outside directors, subject to the agreements on limited liability, lose the status of outside director, i.e., become a director, executive officer or employee of the company. The full English translation of the Agreement on Limited Liability is filed as Exhibit 4.5 of this annual report.

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

Gains derived from the sale of the shares or ADSs outside Japan, or from the sales of shares within Japan by a non-resident holder, generally are not subject to Japanese income or corporation taxes provided that such gains are from portfolio investments where the shareholding ratio is within certain prescribed levels.

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

•
the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,

•	the amount allocated to each other prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

Interest Rate Risk

As of March 31, 2015, our interest rate risk on short-term borrowings, long-term borrowings and capital lease obligations were not material since the weighted average interest rate as of March 31, 2015 is reasonably low and we do not expect interest rates to rise sharply in the near future.

Equity Price Risk

The fair value of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2014 and 2015, the fair value of such investments was ¥3,751 million and ¥4,314 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥375 million and ¥431 million as of March 31, 2014 and 2015, respectively. See Note 4 “Other Investments” to our consolidated financial statements, included in this annual report on Form 20-F.

Foreign Currency Exchange Rate Risk

The assets held by us which are exposed to foreign currency exchange risk are mainly U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $5,535 thousand (¥570 million) and $9,582 thousand (¥1,155 million) as of March 31, 2014 and 2015, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would have been approximately ¥57 million and ¥116 million as of March 31, 2014 and 2015, respectively.

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
As applicable

Such cable, telex and facsimile transmission expenses as are expressly provided in this Deposit Agreement	As applicable

Such expenses as are incurred by the Depositary in the conversion of Foreign Currency	As applicable

The execution and delivery of Receipts and the surrender of Receipts	$5.00 or less per 100 ADR

Any cash distribution made pursuant to the Deposit Agreement	$0.02 or less per ADR

Receipt or Receipts for transfers made	$1.50 or less per certificate

The distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a results of the deposit of such securities, but which securities are instead distributed by the Depositary to Owners
As applicable

Fees and other payments made by the Depositary to the Issuer

For the fiscal year beginning April 1, 2014 and ended March 31, 2015, The Bank of New York Mellon, as Depositary, reimbursed IIJ for the NASDAQ Stock Market listing fees of $45,000. The Bank of New York Mellon, as Depositary has also agreed to reimburse IIJ for its annual stock exchange (NASDAQ Stock Market) listing fees for future years. Furthermore, from April 1, 2014 to March 31, 2015, The Bank of New York Mellon has waived a total of $101,120.70 in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions in addition to their standard fees for providing investor relations information services.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

As of the end of the fiscal year ended March 31, 2015, our management, with the participation of Koichi Suzuki, our chairman, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.

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

Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2015.

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

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2015.

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

We have audited the internal control over financial reporting of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2015 of the Company and our report dated June 30, 2015 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
June 30, 2015

(d) Changes in Internal Control Over Financial Reporting

With the participation of our chief executive officer and chief financial officer, our management also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2015. Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Independent Auditor Fees and Services

The Board of Directors engaged Deloitte Touche Tohmatsu LLC to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2014 and 2015. The following table sets forth the aggregate fees billed for services rendered by Deloitte Touche Tohmatsu LLC and its member firm for each of the last two fiscal years.

	Fiscal year ended March 31,
	2014		2015
	(millions of yen)
Audit fees (1)	¥126		¥126
Audit-related fees	2	(2)	2	(3)
Tax fees (4)	3		3
All other fees	-		-
Total fees	¥131		¥131

__________
(1)
These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu LLC for the audit of our annual financial statements, the audit of our internal control over financial reporting and services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)
The fee is for the comfort letter preparation related to the equity finance we did in the fiscal year ended March 31, 2014 by issuing 4,700,000 new shares of IIJ’s common stock by way of public offering in July 2013 and 700,000 shares by way of third-party allotment in connection with secondary offering of shares by way of over-allotment in August 2013.

(3)	The fee is for the consultation related to the filing of Form SD (Conflict Minerals).

(4)
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

All of the services provided by our independent registered public accounting firm from May 6, 2003, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2015 were pre-approved by the Board of Company Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Rules 5605(c) of the NASDAQ Listing Rules, we rely on an exemption provided by paragraph (c) (3) of that Rule available to foreign private issuers with Boards of Company Auditors meeting certain requirements. For a NASDAQ-listed Japanese company with a Board of Company auditors, the requirements for relying on paragraph (c) (3) of Rule 10A-3 are as follows:

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

In our assessment, our Board of Company Auditors, which meets the requirements for reliance on the exemption in paragraph (c) (3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

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

NASDAQ Listing Rule 5605(b), Rule 5605(d) and Rule 5605(e) require that (i) a majority of the Board of Directors be independent directors as defined in Rule 5605(a)(2), (ii) independent directors have regularly scheduled meetings at which only they are present, (iii) compensation of the chief executive officer and other executive officers be determined, or recommended to the Board of Directors for determination, either by a majority of the independent directors or by a compensation committee comprised solely of independent directors, and (iv) director nominees be selected, or recommended for selection by the Board of Directors, either by a majority of the independent directors or by a nominations committee comprised solely of independent directors, in accordance with the nominations process set forth in a formal written charter or board resolution. For large Japanese companies under the Corporation Law including us, which employ a corporate governance system based on a Board of Company Auditors, the Corporation Law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the company auditors, who are separate and independent from the company’s management. We are required to have at least 50% “outside” company auditors who must meet additional independence requirements under the Corporation Law. An outside company auditor is defined in the Corporation Law as a company auditor who had not served as a director, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment.

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

NASDAQ Listing Rule 5630(a) provides that each issuer conduct appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the issuer’s audit committee or another independent body of the Board of Directors. Following the requirements of the Corporation Law, we require a director to obtain the approval of the Board of Directors in order for such director to accept a transfer of a product or any other asset of IIJ, to transfer a product or any other asset of such director to IIJ, to receive a loan from IIJ, or to effect any other transaction with IIJ, for himself or a third party.

NASDAQ Listing Rule 5635 provides that shareholder approval be obtained prior to the issuance of designated securities under subparagraphs (a), (b), (c) or (d) of Rule 5635. Where a Japanese joint stock company (Kabushiki-Gaisha) issues common shares or other shares, stock acquisition rights or bonds with stock acquisition rights under the Corporation Law, it is necessary for the Board of Directors to determine the conditions of issuance; provided, however, that this shall not apply if the Articles of Incorporation provide that such conditions shall be determined by the shareholders’ meeting. Currently, IIJ’s Articles of Incorporation do not provide for any such exception. Additionally, if the company issues such securities to persons other than shareholders (in case of common shares or other shares) at a specially favorable issue price or (in case of stock acquisition rights or bonds with stock acquisition rights) on specially favorable conditions, even when there are provisions related thereto in the Articles of Incorporation, some matters related to such issuance shall be resolved by special resolution of the shareholders’ meeting.

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

2.3	Bylaws of the IIJ Group Director Stock Purchase Plan (English translation)4
4.1	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (English translation)5
4.2	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (English translation)5
4.3	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation)6
4.4	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.7
4.5	Agreement on Limited Liability, dated June 25, 2014 and June 26, 2015 between Internet Initiative Japan Inc. and outside directors and outside company auditors 8
4.6	Stock Purchase Agreement, dated June 1, 2010, between Internet Initiative Japan Inc. and AT&T Japan LLC.9
4.7	Solutions Engagement Agreement, dated May 31, 2010 between Communications Services KK (changed its trade name to IIJ-Global Solutions Inc. on September 1, 2010) and IBM Japan, Ltd.9
8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
11.1	Internet Initiative Japan Code of Conduct10
12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 28, 2013.
(2)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on August 3, 2005.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.
(4)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 28, 2010.
(5)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.
(6)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 11, 2006.
(7)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.
(8)
We entered into a Limitation of Liability Agreement with Mr. Yasurou Tanahashi and Mr. Shingo Oda as our outside director on June 25, 2014 and with Mr. Junnosuke Furukawa, Mr. Tadashi Okamura and Mr. Hiroki Watanabe.

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
Date: July 10, 2015

Internet Initiative Japan Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Internet Initiative Japan Inc.:

We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. and subsidiaries (the "Company") as of March 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Internet Initiative Japan Inc. and subsidiaries as of March 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control―Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
June 30, 2015

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2014 and 2015

	Thousands of Yen
ASSETS	2014	2015

CURRENT ASSETS:
Cash and cash equivalents	¥22,421,100	¥21,093,633
Accounts receivable, net of allowance for doubtful accounts of ¥53,871 thousand and ¥54,590 thousand at March 31, 2014 and 2015, respectively (Notes 5, 6 and 22)	19,214,248	22,251,818
Inventories (Note 3)	1,670,258	1,229,463
Prepaid expenses―current	3,128,290	3,691,643
Deferred tax assets―current (Note 12)	1,392,971	1,547,474
Guarantee deposits―current (Note 9)	1,462,223	―
Other current assets, net of allowance for doubtful accounts of ¥720 thousand at March 31, 2014 and 2015, respectively (Notes 5 and 9)	2,411,376	2,272,605

Total current assets	51,700,466	52,086,636

INVESTMENTS IN EQUITY METHOD INVESTEES (Note 6)	2,085,689	2,560,557

OTHER INVESTMENTS (Notes 4, 17, 18 and 19)	6,355,817	6,660,706

PROPERTY AND EQUIPMENT—Net (Notes 7 and 9)	26,971,485	29,370,054

GOODWILL (Note 8)	5,969,951	6,169,609

OTHER INTANGIBLE ASSETS—Net (Note 8)	4,338,944	3,941,279

GUARANTEE DEPOSITS (Note 9)	1,264,535	2,800,201

DEFERRED TAX ASSETS―Noncurrent (Note 12)	636,807	471,087

NET INVESTMENT IN SALES-TYPE LEASES―Noncurrent (Note 9)	752,774	762,159

PREPAID EXPENSES―Noncurrent	2,633,154	2,914,375

OTHER ASSETS, net of allowance for doubtful accounts and loans of ¥62,800 thousand and ¥92,935 thousand at March 31, 2014 and 2015, respectively (Notes 5, 6 and 18)	1,156,953	968,652

TOTAL	¥103,866,575	¥108,705,315

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2014 and 2015

	Thousands of Yen
LIABILITIES AND SHAREHOLDERS' EQUITY	2014	2015

CURRENT LIABILITIES:
Short-term borrowings (Note 11)	¥9,400,000	¥9,250,000
Long-term borrowings—current portion (Note 11)	980,000	-
Capital lease obligations—current portion (Note 9)	3,753,026	3,522,113
Accounts payable—trade (Notes 6 and 22)	11,491,666	12,182,908
Accounts payable—other	1,050,429	1,442,810
Income taxes payable (Note 12)	1,079,480	499,104
Accrued expenses	2,053,550	2,968,139
Deferred income—current	1,560,603	2,143,480
Other current liabilities (Notes 10 and 12)	1,098,173	1,732,781

Total current liabilities	32,466,927	33,741,335

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 9)	4,603,322	4,340,421

ACCRUED RETIREMENT AND PENSION COSTS— Noncurrent (Note 13)	2,274,540	2,792,617

DEFERRED TAX LIABILITIES—Noncurrent (Note 12)	1,092,863	1,097,650

DEFERRED INCOME—Noncurrent	2,711,347	2,943,975

OTHER NONCURRENT LIABILITIES (Note 10)	536,950	945,537

Total liabilities	43,685,949	45,861,535

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS' EQUITY (Notes 4, 13, 14 and 15):
Common stock—authorized, 75,520,000 shares; issued and outstanding, 46,697,800 and 46,701,000 shares at March 31, 2014 and 2015, respectively	25,497,022	25,499,857
Additional paid-in capital	35,961,995	36,014,128
Accumulated deficit	(2,867,548)	(556,162)
Accumulated other comprehensive income	1,712,786	1,938,649
Treasury stock—758,709 shares held by the company at March 31, 2014 and 2015, respectively	(392,070)	(392,070)

Total Internet Initiative Japan Inc. shareholders' equity	59,912,185	62,504,402

NONCONTROLLING INTERESTS	268,441	339,378

Total equity	60,180,626	62,843,780

TOTAL	¥103,866,575	¥108,705,315

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income
Three Years in the Period Ended March 31, 2015

	Thousands of Yen
	2013	2014	2015

REVENUES (Notes 6 and 22):
Network services:
Internet connectivity services (enterprise)	¥16,027,134	¥16,585,175	¥16,349,785
Internet connectivity services (consumer)	5,466,198	6,024,560	8,222,015
WAN services	25,168,425	25,005,867	24,325,951
Outsourcing services	18,570,641	19,670,127	20,107,850
Total	65,232,398	67,285,729	69,005,601
Systems integration:
Systems construction	15,824,938	18,673,638	20,437,326
Systems operation and maintenance	21,380,158	23,795,927	27,800,132
Total	37,205,096	42,469,565	48,237,458
Equipment sales	1,490,906	1,690,225	2,166,928
ATM operation business	2,320,086	2,826,832	3,640,128

Total revenues	106,248,486	114,272,351	123,050,115

COSTS AND EXPENSES (Notes 6, 9, 13 and 22):
Cost of network services	50,692,190	53,045,814	54,932,285
Cost of systems integration	30,424,802	36,510,328	41,561,621
Cost of equipment sales	1,318,344	1,526,618	1,932,180
Cost of ATM operation business	1,959,597	2,123,168	2,551,437
Total costs	84,394,933	93,205,928	100,977,523
Sales and marketing (Note 21)	8,058,481	8,547,693	9,188,425
General and administrative (Note 7)	5,632,430	6,374,057	7,367,600
Research and development	410,000	421,361	441,329

Total costs and expenses	98,495,844	108,549,039	117,974,877

OPERATING INCOME	7,752,642	5,723,312	5,075,238

OTHER INCOME (EXPENSES):
Dividend income	47,117	51,003	63,143
Interest income	25,708	26,719	23,111
Interest expense	(287,314)	(256,371)	(238,260)
Foreign exchange gain (loss), net	112,136	219,381	(5,045)
Net gain on sales of other investments (Note 4)	13,565	107,655	41,251
Net gain on other investments (Note 4)	-	313,393	-
Impairment of other investments (Note 4)	(19,788)	-	(29,117)
Other—net	112,798	89,799	208,671

Other income—net	4,222	551,579	63,754

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	¥7,756,864	¥6,274,891	¥5,138,992

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income
Three Years in the Period Ended March 31, 2015

	Thousands of Yen
	2013	2014	2015

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	¥7,756,864	¥6,274,891	¥5,138,992

INCOME TAX EXPENSE (Note 12)	2,607,582	1,795,305	1,896,865
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES (Note 6)	168,065	204,046	154,626
NET INCOME	5,317,347	4,683,632	3,396,753

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(16,693)	(241,395)	(74,672)

NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥5,300,654	¥4,442,237	¥3,322,081

	Shares

NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER SHARE (Note 16):
Basic weighted-average number of common shares outstanding	40,536,800	44,306,680	45,942,291
Diluted weighted-average number of common shares outstanding	40,572,600	44,361,083	46,014,737

	Yen

BASIC NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	¥130.76	¥100.26	¥72.31

DILUTED NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	130.65	100.14	72.20

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income
Three Years in the Period Ended March 31, 2015

	Thousands of Yen
	2013	2014	2015

NET INCOME	¥5,317,347	¥4,683,632	¥3,396,753

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 15):
Foreign currency translation adjustments	90,014	419,557	243,538
Unrealized holding gain on securities	256,521	988,139	61,590
Defined benefit pension plans	(59,252)	41,115	(83,000)

TOTAL COMPREHENSIVE INCOME	5,604,630	6,132,443	3,618,881

LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(16,673)	(241,251)	(70,937)

COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥5,587,957	¥5,891,192	¥3,547,944

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Three Years in the Period Ended March 31, 2015

	Amounts in thousands except share data
		Internet Initiative Japan Inc. Shareholders’ Equity
	Total Equity	Accumulated Deficit (Note 14)	Accumulated Other Comprehensive Income (Loss) (Notes 13 and 15)	Shares of Common Stock Outstanding	Common Stock	Treasury Stock (Note 14)	Additional Paid-in Capital	Noncontrolling Interests

BALANCE, MARCH 31, 2012	¥32,696,247	¥(10,990,348)	¥(23,533)	41,295,600	¥16,833,847	¥(392,079)	¥27,260,318	¥8,042

Acquisition and establishment of new consolidated subsidiaries	2,688							2,688
Stock-based compensation (Note 14)	40,007						40,007
Net income	5,317,347	5,300,654						16,693
Other comprehensive income (loss), net of tax	287,283		287,303					(20)
Dividends paid (Note 14)	(709,394)	(709,394)

BALANCE, MARCH 31, 2013	37,634,178	(6,399,088)	263,770	41,295,600	16,833,847	(392,079)	27,300,325	27,403

Acquisition of noncontrolling interests in consolidated subsidiaries (Note 14)	-		61			53	99	(213)
Issuance of common stock, net of issuance cost (Note 14)	17,271,204			5,400,000	8,661,600		8,609,604
Issuance of common stock upon exercise of stock options	3,151			2,200	1,575		1,576
Stock-based compensation (Note 14)	50,391						50,391
Net income	4,683,632	4,442,237						241,395
Other comprehensive income (loss), net of tax	1,448,811		1,448,955					(144)
Dividends paid (Note 14)	(910,697)	(910,697)
Purchase of treasury stock	(44)					(44)

BALANCE, MARCH 31, 2014	60,180,626	(2,867,548)	1,712,786	46,697,800	25,497,022	(392,070)	35,961,995	268,441

Issuance of common stock upon exercise of stock options	5,671			3,200	2,835		2,836
Stock-based compensation (Note 14)	49,297						49,297
Net income	3,396,753	3,322,081						74,672
Other comprehensive income (loss), net of tax	222,128		225,863					(3,735)
Dividends paid (Note 14)	(1,010,695)	(1,010,695)

BALANCE, MARCH 31, 2015	¥62,843,780	¥(556,162)	¥1,938,649	46,701,000	¥25,499,857	¥(392,070)	¥36,014,128	¥339,378

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2015

	Thousands of Yen
	2013	2014	2015

OPERATING ACTIVITIES:
Net income	¥5,317,347	¥4,683,632	¥3,396,753
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,507,808	8,822,981	9,677,339
Impairment loss on intangible assets	48,000	-	-
Provision for retirement and pension costs, less payments	213,963	226,599	256,661
Provision for (reversal of) allowance for doubtful accounts	(10,712)	(46,935)	33,158
Gain on sales of property and equipment	(6,395)	-	(29,733)
Loss on disposal of property and equipment	14,638	83,487	101,189
Net gain on sales of other investments	(13,565)	(107,655)	(41,251)
Net gain on other investments	-	(313,393)	-
Impairment of other investments	19,788	-	29,117
Foreign exchange gain, net	(55,983)	(129,916)	(18,259)
Equity in net income of equity method investees, net of dividend received	(168,065)	(204,046)	(122,286)
Deferred income tax expense (benefit)	(527,128)	(699,826)	211,230
Others	45,772	71,448	8,560
Changes in operating assets and liabilities net of effects from acquisition of a company:
Increase in accounts receivable	(2,906,215)	(342,391)	(2,819,564)
Decrease (increase) in net investment in sales-type lease—noncurrent	37,406	145,266	(9,385)
Decrease (increase) in inventories	(492,022)	(365,533)	450,256
Increase in prepaid expenses	(635,031)	(612,802)	(542,770)
Decrease (increase) in other current and noncurrent assets	(1,295,279)	(1,801,403)	715,132
Increase in accounts payable	1,881,105	476,860	648,562
Decrease in income taxes payable	(545,914)	(594,782)	(718,737)
Increase (decrease) in accrued expenses	(33,954)	(219,277)	873,815
Increase (decrease) in deferred income—current	127,064	(158,972)	465,469
Increase (decrease) in deferred income—noncurrent	1,015,049	91,462	(248,061)
Increase (decrease) in other current and noncurrent liabilities	101,091	(217,925)	595,178
Net cash provided by operating activities—(Forward)	¥9,638,768	¥8,786,879	¥12,912,373

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2015

	Thousands of Yen
	2013	2014	2015

Net cash provided by operating activities—(Forward)	¥9,638,768	¥8,786,879	¥12,912,373

INVESTING ACTIVITIES:
Purchases of property and equipment	(5,588,815)	(9,123,998)	(8,157,115)
Proceeds from sales of property and equipment	543,978	456,330	772,226
Purchases of available-for-sale securities	(48,903)	(167,545)	(4,104)
Purchases of other investments	(467,622)	(1,185,985)	(282,478)
Investment in an equity method investee	(100,000)	(199,920)	(338,240)
Proceeds from sales of available-for-sale securities	-	391,814	-
Proceeds from sales of other investments	109,944	351,740	40,501
Payments of guarantee deposits	(164,417)	(688,902)	(1,635,910)
Refund of guarantee deposits	17,349	20,233	1,572,885
Payments for refundable insurance policies	(737)	(18,787)	(47,831)
Proceeds from subsidies	-	-	200,000
Refund from insurance policies	-	16,026	-
Acquisition of a newly controlled company, net of cash acquired (Note 2)	(229,058)	-	(167,678)
Other	(17,620)	(53,766)	(25,000)
Net cash used in investing activities	(5,945,901)	(10,202,760)	(8,072,744)

FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	71,000	250,000	50,000
Repayments of short-term borrowings with initial maturities of over three months and long-term borrowings	(1,081,000)	(1,260,000)	(1,030,000)
Principal payments under capital leases	(3,678,940)	(3,968,724)	(4,193,654)
Proceeds from sale and lease back	-	-	50,847
Net increase (decrease) in short-term borrowings	400,000	-	(150,000)
Proceeds from issuance of subsidiary stock to noncontrolling interests	2,570	-	-
Dividends paid	(709,394)	(910,697)	(1,010,695)
Proceeds from issuance of common stock, net of issuance cost	-	17,271,204	-
Other	-	109	3
Net cash provided by (used in) financing activities	(4,995,764)	11,381,892	(6,283,499)

FORWARD	¥(1,302,897)	¥9,966,011	¥(1,443,870)

(Continued)

	Thousands of Yen
	2013	2014	2015

FORWARD	¥(1,302,897)	¥9,966,011	¥(1,443,870)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	24,945	196,217	116,403

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,277,952)	10,162,228	(1,327,467)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,536,824	12,258,872	22,421,100

CASH AND CASH EQUIVALENTS, END OF YEAR	¥12,258,872	¥22,421,100	¥21,093,633

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥287,158	¥256,722	¥239,940
Income taxes paid	3,527,987	2,707,784	2,405,067

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	4,816,248	3,436,245	3,678,012
Facilities purchase liabilities	949,264	1,050,429	1,442,810
Asset retirement obligation	26,620	170,814	287,036
Acquisition of a company (Note 2):
Assets acquired	404,139	-	1,064,736
Liabilities assumed	104,321	-	464,736
Noncontrolling interests	118	-	-
Cash paid	(299,700)	-	(600,000)
Cash acquired	70,642	-	432,322
Acquisition of a newly controlled company, net of cash acquired	(229,058)	-	(167,678)

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. ("IIJ," a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan. As of March 31, 2015, 26.4% of IIJ’s voting shares were jointly owned by Nippon Telegraph and Telephone Corporation ("NTT") and its subsidiary. IIJ and its subsidiaries (collectively, the "Company") provide customers substantially operating in Japan with Internet connectivity services, Wide Area Network ("WAN") services and outsourcing services.  The Company also provides systems integration which consists of systems construction and systems operation and maintenance. In addition, a subsidiary provides Automated Teller Machines ("ATM") operation services.

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

Reclassification—Certain reclassifications have been made to prior periods to conform to the current year presentations: (1) “Gain on sales of property and equipment,” which had been previously included in “Others” in the operating activities in the consolidated statements of cash flows, was separately disclosed as the amount was deemed material. (2)“Increase (decrease) in accrued expenses” and “Increase (decrease) in deferred income-current,” which had been previously included in " Increase (decrease) in accrued expenses, other current and noncurrent liabilities" in the operating activities in the consolidated statements of cash flows, were separately disclosed as the amount was deemed material.

Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, IIJ Engineering Inc. ("IIJ-EG," which was renamed from Net Care, Inc), IIJ America, Inc. ("IIJ-America"), Netchart Japan Inc. ("NCJ"), hi-ho Inc. ("hi-ho"), Trust Networks Inc. ("Trust Networks"), IIJ Innovation Institute Inc. ("IIJ-II"), IIJ Global Solutions Inc. ("IIJ-Global") and its subsidiaries, IIJ Exlayer Inc. ("IIJ-Exlayer") and its subsidiaries, IIJ Europe Limited ("IIJ-Europe") and RYUKOSHA NETWARE Inc. ("RYUKOSHA"). IIJ-Exlayer was acquired by IIJ on April 2, 2012. IIJ-Europe was originally a wholly-owned subsidiary of IIJ-Exlayer. IIJ-Exlayer was merged with IIJ on January 1, 2014. RYUKOSHA was acquired by IIJ on December 1, 2014. All of the subsidiaries, except for IIJ-Exlayer, IIJ-America, IIJ-Europe and other foreign subsidiaries, have fiscal years ending March 31. IIJ-Exlayer, IIJ-America, IIJ-Europe and other foreign subsidiaries’ fiscal year-end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the foreign subsidiaries to report their financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements.

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

Revenue Recognition—Network service revenues are billed and recognized monthly on a straight-line basis. Initial setup fees received in connection with network services are deferred and recognized over the estimated average period of the subscription for each service.

System integration revenue involves the following deliverables:

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

We relabeled “Internet connectivity services (corporate use)” and “Internet connectivity services (home use)” in the former presentation to “Internet connectivity services (enterprise)” and “Internet connectivity services (consumer)” respectively, reflecting the rapid growth of LTE mobile data communications services for consumer. Along with this, this label change has been applied to prior periods to conform to the current year presentation.

Cash and Cash Equivalents—Cash and cash equivalents includes time deposit with original maturities of three months or less.

Allowance for Doubtful Accounts—An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Other Investments—The Company classifies its marketable equity and debt securities as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of securities sold is determined based on average cost.

The Company reviews the fair value of available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other-than-temporary. If the decline in value is judged to be other-than-temporary, the cost basis of the investment is written down to fair value. Other-than-temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed, the financial condition and near-term prospects of the issuer and the Company’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value and events that might accelerate the recognition of impairment. For debt securities for which the declines are deemed to be other-than-temporary and there is no intent to sell and it is not more likely than not that the Company will be required to sell the securities before the recovery of the amortized cost basis, impairments are separated into the amount related to credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income (loss). For debt securities for which the declines are deemed to be other-than-temporary and there is an intent to sell or it is more likely than not that the Company will be required to sell the securities before the recovery of the amortized cost basis, impairments in their entirety are recognized in earnings. For equity securities for which the declines are deemed to be other-than-temporary, the resulting realized loss is recognized in earnings in the period in which the decline is deemed to be other-than-temporary.

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

The useful lives for depreciation and amortization by major asset classes are as follows:

	Range of Useful Lives
Data communications, office and other equipment (years)	2	to	20
Buildings (years)			20
Leasehold improvements (years)	4	to	20
Capitalized software (years)			5
Capital leases (years)	4	to	6

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

Goodwill and Intangible Assets—Goodwill and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31. If the carrying amount of a reporting unit exceeds its fair value, the Company then performs the second step of the goodwill impairment test to measure the amount of impairment loss, if any. Intangible assets with finite useful lives, consisting of customer relationships, are amortized using a non-straight-line basis based on the pattern of expected future economic benefit over the estimated useful lives, which range from 7 to 19 years.

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

Foreign Currency Translation—The assets and liabilities of a foreign subsidiary and an equity method investee are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Foreign currency assets and liabilities are stated at the amount as computed by using year-end exchange rates and the resulting transaction gain or loss is recognized in earnings.

Stock Splits―On September 6, 2012, IIJ’s board of directors approved a two hundred -for-one split of IIJ’s common stock. Shareholders of record on September 30, 2012 received an additional common share. The stock split was effective on October 1, 2012. In order to reflect this split, information pertaining to shares and earnings per share has been restated in the accompanying financial statements and related notes.

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

Segment Reporting—ASC 280, “Segment Reporting” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engage in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.

The Company provides a comprehensive range of network solutions to meet its customers’ needs by cross-selling a variety of services, including Internet connectivity services, WAN services, outsourcing services, systems integration and sales of network-related equipment, and ATM operation services. The Company’s chief operating decision maker, who is the Company’s Chief Operating Officer ("COO"), regularly reviews the revenue and cost of sales of the two operating segments, which are the Network service and systems integration business segment and the ATM operation business segment. The COO also makes decisions regarding how to allocate resources and assess performance based on the segments.

New Accounting Guidance

In July 2013, the Financial Accounting Standard Board ("FASB")  issued Accounting Standards Update ("ASU") 2013-11, “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which defines the presentation requirements of an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 and the Company adopted this ASU in the first quarter beginning April 1, 2014. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

Accounting Guidance Issued But Not Adopted as of March 31, 2015

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

2.        BUSINESS COMBINATIONS

On April 2, 2012, the Company acquired 99.9% of the outstanding common shares of Exlayer Global Inc., which was renamed IIJ-Exlayer, for total consideration of ¥299,700 thousand paid in cash. There are no future contingent payments. IIJ-Exlayer is a holding company with overseas subsidiaries in the system integration industry. The acquisition of IIJ-Exlayer is expected to help the Company to accelerate its international business development. Pro forma results of operations have not been presented because the effect of the acquisition was not material.

There were no business acquisitions during the year ended March 31, 2014.

On December 1, 2014, the Company acquired all the outstanding common shares of RYUKOSHA, which engages in human resources outsourcing services for fields such as systems operation and service support, for total consideration of ¥600,000 thousand paid in cash. The acquisition price of the shares was determined on the basis of the estimated future cash flows and efficiencies gained from an expected reduction in external recruiting expenses. There are no future contingent payments. The objectives of this acquisition are to rapidly strengthen the Company's engineering organization to meet growing number of systems integration and outsourcing projects (such as systems construction and operation, and outsourcing for corporate customers' networks and systems) and to increase the Company's in-house business efficiency over the mid-to long-term by bringing more outsourced personnel into the Company.

The fair value of the assets acquired and liabilities assumed recognized in related to the acquisition of RYUKOSHA were ¥865,078 thousand and ¥464,736 thousand, respectively, and goodwill of ¥199,658 thousand was recorded (see Note 8, "GOODWILL AND OTHER INTANGIBLE ASSETS"). For the year ended March 31, 2015, acquisition-related costs of ¥32,262 thousand were incurred. These costs consisted of professional advisory fees and were recorded in “General and administrative” expenses. Pro forma results of operations have not been presented because the effect of the acquisition was not material.

3.        INVENTORY

The components of inventories as of March 31, 2014 and 2015 are as follows:

	Thousands of Yen
	2014	2015

Network equipment purchased for resale	¥503,334	¥667,110
Work in process	1,166,924	562,353

Total inventories	¥1,670,258	¥1,229,463

4.       OTHER INVESTMENTS

Pursuant to ASC 320, “Investments―Debt and Equity Securities,” all of the Company's marketable equity and debt securities are classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at March 31, 2014 and 2015 is as follows:

	Thousands of Yen
March 31, 2014	Cost	Unrealized Gains	Unrealized Losses	Fair Value

Available-for-sale—Equity securities	¥1,391,820	¥2,364,442	¥5,251	¥3,751,011

March 31, 2015

Available-for-sale—Equity securities	¥1,778,803	¥2,528,884	¥95,116	¥4,212,571
Available-for-sale—Debt securities	100,300	1,610	-	101,910
	¥1,879,103	¥2,530,494	¥95,116	¥4,314,481

Maturities of available-for-sale debt securities are due after 10 years.

The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2014 and 2015:

	Thousands of Yen
	Less than 12 Months		12 Months or More		Total
March 31, 2014	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale—Equity securities	¥56,524	¥5,251	-	-	¥56,524	¥5,251

March 31, 2015

Available-for-sale—Equity securities	¥946,712	¥95,116	-	-	¥946,712	¥95,116

The Company regularly reviews all of the Company's investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security's market price.

The Company’s unrealized loss on investments in marketable equity securities as of March 31, 2015 relates to Japanese companies (3 issuers) in various industries. The fair value of each investment is between 0.04% and 9.2% less than its cost. The duration of the unrealized loss position was less than 12 months. The Company evaluated the near-term prospects of the issuers and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investments to be other-than-temporarily impaired at March 31, 2015.

Proceeds from the sale of available-for-sale securities were ¥391,814 thousand for the year ended March 31, 2014. Gross realized gains of ¥107,655 thousand and ¥35,934 thousand were included in "Other income (expenses)" for the years ended March 31, 2014 and 2015, respectively.

Net gain on other investments, which was derived from realized gains on investments in funds, for the year ended March 31, 2014 was ¥313,393 thousand.

The aggregate cost of the Company’s cost method investments totaled ¥2,604,806 thousand and ¥2,346,225 thousand at March 31, 2014 and 2015, respectively.

Impairment of investments in certain marketable equity securities and nonmarketable equity securities, including funds, included in "Other income (expenses)" in the Company’s consolidated statements of income, were recognized to reflect the decline in value considered to be other-than-temporary. The Company recognized impairment loss of ¥19,788 thousand on marketable equity securities for the year ended March 31, 2013 and ¥29,117 thousand on nonmarketable equity securities for the year ended March 31, 2015.

5.	ALLOWANCE FOR DOUBTFUL ACCOUNTS AND LOANS

An analysis of the allowance for doubtful accounts and loans for the years ended March 31, 2013, 2014 and 2015 is as follows:

	Thousands of Yen
	Balance at Beginning of Year	Credits Charged Off	Provision for (Reversal of) Doubtful Accounts	Other	Balance at End of Year

Year ended March 31, 2013	¥205,039	¥(17,934)	¥(10,712)	-	¥176,393

Year ended March 31, 2014	¥176,393	¥(12,067)	¥(46,935)	-	¥117,391

Year ended March 31, 2015	¥117,391	¥(3,153)	¥33,158	¥849	¥148,245

6.	INVESTMENTS IN EQUITY METHOD INVESTEES

IIJ utilizes various companies in Japan to develop and operate its Internet business. Businesses operated by its equity method investees include high speed Internet eXchange service (Internet Multifeed Co., "Multifeed"), operations of gaming platform (Internet Revolution Inc., "i-revo"), point management systems operations (Trinity Inc., "Trinity"), research and software development (Stratosphere Inc., "Stratosphere"), offering cloud-based systems that undergird smartphone applications (Appiaries Corporation, "Appiaries"), system consultants (e-CORPORATION.JP Ltd, " e-CORPORATION") and providing cloud computing services in Indonesia (PT. BIZNET GIO NUSANTARA, "BIZNET").

The aggregate amounts of balances and transactions of the Company with these equity method investees as of March 31, 2014 and 2015, and for each of the three years in the period ended March 31, 2015 are summarized as follows:

	Thousands of Yen
	2013	2014	2015

Accounts receivable	-	¥43,170	¥367,741
Accounts payable	-	40,613	48,788
Revenues	¥598,765	538,288	956,887
Costs and expenses	456,892	451,342	460,463

The Company's investments in these equity method investees and respective ownership percentage at March 31, 2014 and 2015 consisted of the following:

	Thousands of Yen
	2014		2015

Multifeed	33.00%	¥1,244,512	33.00%	¥1,354,932
i-revo	30.00	529,142	30.00	676,732
Trinity	33.75	88,804	33.75	101,618
Stratosphere	50.00	32,451	50.00	-
Appiaries	49.00	190,780	49.00	106,196
e-CORPORATION	-	-	35.21	32,839
BIZNET	-	-	40.00	288,240

Total		¥2,085,689		¥2,560,557

The Company also had loans of ¥20,000 thousand and ¥30,658 thousand to Stratosphere, which was included in the “Other assets” in the Company’s consolidated balance sheets as of March 31, 2014 and 2015, respectively. The Company also provided allowance for the loans of ¥30,658 thousand as of March 31, 2015.

The Company acquired shares in e-CORPORATION for ¥50,000 thousand in April 2014 and BIZNET for ¥288,240 thousand in March 2015.

The balance of equity-method goodwill was ¥53,841 thousand and ¥103,841 thousand as of March 31, 2014 and 2015, respectively and was included in “Investments in equity method investees” in the Company’s consolidated balance sheets.

7.	PROPERTY AND EQUIPMENT

           Property and equipment as of March 31, 2014 and 2015 consisted of the following:

	Thousands of Yen
	2014	2015

Data communications equipment	¥8,656,572	¥11,159,022
Office and other equipment	3,375,846	2,746,153
Land	532,997	537,889
Buildings	1,615,081	1,644,704
Leasehold improvements	3,641,072	3,798,172
Capitalized software	21,006,728	24,804,449
Assets under capital leases, primarily data communications equipment	22,868,800	24,271,434
Total	61,697,096	68,961,823
Less accumulated depreciation and amortization	(34,725,611)	(39,591,769)

Property and equipment—net	¥26,971,485	¥29,370,054

Depreciation and amortization expenses for property and equipment amounted to ¥6,950,249 thousand, ¥8,359,907 thousand and ¥9,280,309 thousand for the years ended March 31, 2013, 2014 and 2015, respectively.

The Company recorded losses on disposal of property and equipment of ¥14,638 thousand, ¥83,487 thousand and ¥101,189 thousand for the years ended March 31, 2013, 2014 and 2015, respectively, in “General and administrative” expenses in the Company’s consolidated statements of income.

Capitalized software included internal use software of ¥17,410,834 thousand and ¥19,748,462 thousand as of March 31, 2014 and 2015, respectively, and software to be leased of ¥3,595,894 thousand and ¥5,055,987 thousand as of March 31, 2014 and 2015, respectively.

The amount of software to be leased capitalized for the years ended March 31, 2014 and 2015 was ¥1,120,644 thousand and ¥1,584,451 thousand, respectively. The unamortized balance of software to be leased was ¥2,532,335 thousand and ¥3,420,112 thousand as of March 31, 2014 and 2015, respectively. Amortization expense of software to be leased was ¥349,537 thousand, ¥495,050 thousand and ¥632,423 thousand for the years ended March 31, 2013, 2014 and 2015, respectively, and was included in cost of systems integration.

The estimated aggregate amortization expense of software to be leased for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen
2016	¥929,211
2017	828,798
2018	715,534
2019	704,318
2020	242,251

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

The components of intangible assets as of March 31, 2014 and 2015 are as follows:

	Thousands of Yen
	2014	2015

Intangible assets subject to amortization:
Customer relationships	¥6,424,471	¥6,424,471
Total	6,424,471	6,424,471
Less accumulated amortization
Customer relationships	(2,222,514)	(2,619,544)
Intangible assets subject to amortization—net	4,201,957	3,804,927

Intangible assets not subject to amortization:
Telephone rights	29,987	29,352
Trademark	107,000	107,000
Goodwill	5,969,951	6,169,609
Total	6,106,938	6,305,961

Total intangible assets	¥10,308,895	¥10,110,888

The weighted average amortization period for customer relationships is approximately 16.2 years. The amortization expenses for the years ended March 31, 2014 and 2015 were ¥463,074 thousand and ¥397,030  thousand, respectively. The estimated aggregate amortization expense of intangible assets for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen
2016	¥388,014
2017	380,496
2018	365,460
2019	355,410
2020	346,223

The Company recorded ¥48,000 thousand of loss on impairment of the trademark right related to hi-ho in “Sales and marketing” expenses in the Company’s consolidated statement of income for the year ended March 31, 2013. Because hi-ho recently recorded an operating loss, the Company recognized that the trademark might be impaired. The carrying value of the trademark exceeded its fair value and the impairment loss was recognized in an amount equal to the excess of the carrying amount of the trademark over the fair value of the trademark. The fair value of the trademark was calculated with the relief from royalty method. The amount of loss was included in the Network service and system integration business segment.

The following table shows changes in the carrying amount of goodwill for the years ended March 31, 2014 and 2015, by operating segment:

	Thousands of Yen
	Network Service and Systems Integration Business	ATM Operation Business	Total
Balance at March 31, 2013
Goodwill	¥5,854,682	¥235,551	¥6,090,233
Accumulated impairment losses	(120,282)	-	(120,282)

	5,734,400	235,551	5,969,951

Acquisition	-	-	-

Impairment losses	-	-	-

Balance at March 31, 2014
Goodwill	5,854,682	235,551	6,090,233
Accumulated impairment losses	(120,282)	-	(120,282)

	5,734,400	235,551	5,969,951

Acquisition	199,658	-	199,658

Impairment losses	-	-	-

Balance at March 31, 2015
Goodwill	6,054,340	235,551	6,289,891
Accumulated impairment losses	(120,282)	-	(120,282)
	¥5,934,058	¥235,551	¥6,169,609

No impairment of goodwill was recognized during the years ended March 31, 2013, 2014 and 2015.

On December 1, 2014, IIJ acquired a new subsidiary, RYUKOSHA, and recorded goodwill of ¥199,658 thousand. The goodwill components were mainly attributable to human resources and the goodwill was included in the network service and system integration business segment.

9.	LEASES

The Company enters into, in the normal course of business, various leases for domestic and international backbone services, office premises, network operation centers and data communications and other equipment. Certain leases that meet one or more of the criteria set forth in the provision of ASC 840, “Leases” have been classified as capital leases and the others have been classified as operating leases.

A portion of the Company’s sales result from multi-year lease agreements, under which the Company leased some network equipment to customers. The leases are classified as sale-type leases which the Company accounts for in accordance with ASC 840.

Operating Leases—The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ's network. The leases for domestic and international backbone connectivity are generally non-cancelable for a minimum one-year lease period. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, certain office equipment under non-cancelable operating leases, and its network operation centers under non-cancelable operating leases which expire on various dates through the year 2021.

Refundable guarantee deposits as of March 31, 2014 and 2015 consist of the following:

	Thousands of Yen
	2014	2015

Head office*	¥666,480	¥2,187,901
Sales and subsidiaries offices	554,610	547,549
Others	43,445	64,751

Total refundable guarantee deposits	¥1,264,535	¥2,800,201

*Guarantee deposits―current related to the former head office in the amount of ¥1,462,223 thousand was excluded from the table above as of March 31, 2014.

Lease expenses related to backbone lines for the years ended March 31, 2013, 2014 and 2015 amounted to ¥3,535,213 thousand, ¥3,763,803 thousand and ¥3,743,576 thousand, respectively. Lease expenses for local access lines for the years ended March 31, 2013, 2014 and 2015, which are mainly attributable to Internet connectivity services and WAN services, amounted to ¥22,464,593 thousand, ¥22,602,364 thousand and ¥21,967,587 thousand, respectively. Other lease expenses for the years ended March 31, 2013, 2014 and 2015 amounted to ¥5,978,985 thousand, ¥6,513,184 thousand and ¥6,988,368 thousand, respectively.

The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥29,160 thousand, ¥24,082 thousand and ¥29,521 thousand for the years ended March 31, 2013, 2014 and 2015, respectively.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements.

The Company sold ATM and data communications equipment procured from third party vendors, which amounted to ¥534,479 thousand and ¥799,232 thousand, to the leasing companies for the years ended March 31, 2014 and 2015, respectively, and concurrently entered into capital lease arrangements to lease the equipment back, which resulted in total lease payments of ¥585,610 thousand due by February 2019 and ¥819,680 thousand due by March 2020, related to the lease contracts made in the years ended March 31, 2014 and 2015, respectively.

The fair values of the assets upon execution of the capital lease arrangements and accumulated depreciation amounted to ¥22,868,800 thousand and ¥14,795,972 thousand, respectively, at March 31, 2014 and ¥24,271,434 thousand and ¥16,614,912 thousand, respectively, at March 31, 2015.

Lessee Future Minimum Lease Payments—As of March 31, 2015, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements and capital leases were as follows:

	Thousands of Yen
	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases

Year ending March 31:
2016	¥390,720	¥3,119,351	¥3,656,304
2017	390,720	3,264,243	2,356,415
2018	193,610	700,711	1,334,395
2019		116,649	641,375
2020		111,880	129,148
2021 and thereafter		308,681	31

Total minimum lease payments	¥975,050	¥7,621,515	8,117,668

Less amounts representing interest			(255,134)

Present value of net minimum capital lease payments			7,862,534
Less current portion			(3,522,113)

Noncurrent portion			¥4,340,421

Sales-Type Leases—The components of the net investment in sales-type leases as of March 31, 2014 and 2015 were as follows:

	Thousands of Yen
	2014	2015

Year ending March 31:
2016		¥715,357
2017		348,041
2018		254,580
2019		147,406
2020		23,272

Total minimum lease payments to be received*	¥1,434,815	1,488,656
Estimated residual value of leased property (unguaranteed)	-	-
Less unearned income	(22,364)	(24,278)
Net investment in sales-type leases	1,412,451	1,464,378
Less current portion	(659,677)	(702,219)
Non-current net investment in sales-type leases	¥752,774	¥762,159

*Estimated executory costs, including profit thereon, of ¥268,598 thousand and ¥345,698 thousand were excluded from total minimum lease payments to be received as of March 31, 2014 and 2015, respectively.

10.	ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations are principally related to leasehold office premises and a data center which, at the end of the lease, the Company is contractually obligated to restore.

The movements in asset retirement obligations for the year ended March 31, 2014 and 2015 were as follows:

	Thousands of Yen
	2014	2015

Balance at beginning of the year	¥334,585	¥513,440

Liabilities incurred	122,157	287,036
Liabilities settled	-	(243,109)
Accretion expense	8,041	11,502
Revision in estimated cash flows related to head office relocation	48,657	-

Balance at end of the year	¥513,440	¥568,869

11.	BORROWINGS

Short-term borrowings at March 31, 2014 and 2015 consisted of bank overdrafts that bear fixed rate interest. The weighted average rates at March 31, 2014 and 2015 were 0.600% and 0.568%, respectively.

Long-term borrowings as of March 31, 2014 consisted of the following:

Thousands of Yen
2014

Long-term installment payable at various dates through the year ended March 31, 2015. Interest is payable at variable rates based on Tokyo InterBank Offered Rate (TIBOR) which was 0.212% as of March 31, 2014. Weighted average interest rate was 0.901% at March 31, 2014.	¥980,000

Less current portion	(980,000)

Long-term borrowings, less current portion	-

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral (or additional collateral) or a guarantor with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default.  The Company did not provide banks with any collateral for outstanding loans as of March 31, 2015.

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2015 was ¥10,750,000 thousand.

12.	INCOME TAXES

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 38.3% for the years ended March 31, 2013 and 2014 and 35.9% for the year ended March 31, 2015.

Income from operations before income tax expense and equity in net income of equity method investees and income tax expense for the years ended March 31, 2013, 2014 and 2015 consist of the following components:

	Thousands of Yen
	2013	2014	2015
Income from operations before income tax expense and equity in net income of equity method investees:
Domestic	¥7,825,846	¥6,406,153	¥5,407,802
Foreign	(68,982)	(131,262)	(268,810)
Total	¥7,756,864	¥6,274,891	¥5,138,992
Income taxes―current:
Domestic	¥3,140,964	¥2,453,549	¥1,720,557
Foreign	(6,254)	41,582	(34,922)
Total	¥3,134,710	¥2,495,131	¥1,685,635
Income taxes―deferred:
Domestic	¥(528,832)	¥(729,822)	¥181,088
Foreign	1,704	29,996	30,142
Total	¥(527,128)	¥(699,826)	¥211,230

IIJ and domestic subsidiaries adopted the consolidated tax declaration in the fiscal year ended March 31, 2009.

On March 20, 2014, amendments to Japanese tax regulations were enacted into law. As a result, the normal Japanese statutory rate was reduced from 38.3% to 35.9% from the fiscal year beginning April 1, 2014. On March 31, 2015, new amendments to Japanese tax regulations were enacted into law. As a result, the normal Japanese statutory rate will be reduced from 35.9% to 34.2% from the fiscal year beginning April 1, 2015. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was an increase of income tax expense by ¥106,487 thousand and ¥51,788 thousand for the years ended March 31, 2014 and 2015, respectively.

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2014 and 2015 were as follows:

	Thousands of Yen
	2014		2015
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Unrealized gains on available-for-sale securities	-	¥847,033	-	¥832,426
Capital leases	¥106,807	-	¥141,255	-
Accrued expenses	748,875	-	995,253	-
Retirement and pension cost	816,558	-	960,151	-
Allowance for doubtful accounts	48,885	-	58,760	-
Depreciation	-	-	101,652	-
Net loss on other investments	240,698	-	230,794	-
Operating loss carryforwards	1,370,277	-	1,276,690	-
Transactions in transit*	-	86,953	-	106,631
Impairment loss on telephone rights	77,690	-	74,268	-
Accrued enterprise tax	101,252	-	86,448	-
Asset retirement obligation	184,325	-	194,553	-
Deferred revenue	614,054	-	353,098	-
Customer relationship	-	1,505,159	-	1,299,335
Tax deduction of goodwill	-	690,499	-	810,172
Excess of tax deductible goodwill over the reported amount of goodwill	316,818	-	88,769	-
Trademark	-	38,413	-	38,413
Investments in equity method investees	-	233,550	-	241,210
Investments in funds	131,443	-	100,045	-
Other	85,770	166,346	333,752	245,421
Total	4,843,452	3,567,953	4,995,488	3,573,608
Valuation allowance	(428,184)	-	(611,997)	-

Total	¥4,415,268	¥3,567,953	¥4,383,491	¥3,573,608

*This item arises from transactions between IIJ and foreign subsidiaries, which were recorded in the different periods as a result of the difference in each company’s fiscal year-end.

As of March 31, 2014 and 2015, the valuation allowance for deferred tax assets related principally to operating loss carryforwards, at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥647,079 thousand, a decrease of ¥933,623 thousand and an increase of ¥183,813 thousand for the years ended March 31, 2013, 2014 and 2015, respectively.

Undistributed earnings of foreign subsidiaries that are deemed to be permanently invested amounted to ¥369,731 thousand as of March 31, 2015. It is not practicable to calculate the unrecognized deferred tax liability on such undistributed earnings.

As of March 31, 2015, certain subsidiaries had tax operating loss carryforwards as follows.

	Thousands of Yen
Year Ending March 31	Enterprise Tax Subject to Consolidation Tax Filing	Inhabitant Tax Subject to Consolidation Tax Filing	Others

2016	-	-	-
2017	-	-	-
2018	-	-	¥84,479
2019	-	-	865,365
2020 and thereafter	¥586,329	¥149,538	2,605,463

Total	¥586,329	¥149,538	¥3,555,307

“Others” were loss carryforwards of subsidiaries not subject to consolidation tax filing, which were composed of ¥1,586,120 thousand in Japan, ¥1,205,332 thousand in the United States of America, and ¥763,855 thousand  in other countries.

These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2024 in Japan and December 31, 2033 in the United States of America. The loss carryforwards in other countries will expire in the period ending December 31, 2019 or have an indefinite carryforward period.

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2015 is as follows:

	Thousands of Yen
	2013	2014	2015

Amount computed by using normal Japanese statutory tax rate	¥2,970,879	¥2,403,283	¥1,844,898
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	89,012	102,634	76,258
Inhabitant tax—per capita	35,809	37,122	39,114
Change in valuation allowance	(666,973)	(957,182)	159,163
Tax effects on investments in equity method investees	168,061	65,489	19,650
Enterprise tax—not based on income	77,868	82,191	90,086
Tax rate change	-	106,487	51,788
Tax credit	-	-	(232,834)
Tax refund by loss carryback	-	-	(32,275)
Other—net	(67,074)	(44,719)	(118,983)
Income tax expenseas reported	¥2,607,582	¥1,795,305	¥1,896,865

There was no amount of unrecognized tax benefit for the year ended March 31, 2014 and 2015. The Company does not reasonably expect that the unrecognized tax benefit will change significantly within the next twelve months.

The Company has open tax years subject to examination by major tax jurisdictions from the year ended March 31, 2013 in Japan and from the year ended December 31, 2006 in the United States of America.

13.	RETIREMENT AND PENSION PLANS

IIJ and certain subsidiaries have unfunded severance benefit, noncontributory defined benefit pension and defined contribution plans which together cover substantially all of their employees who are not directors. The defined benefit pension plan is operated under the Defined Benefit Corporate Pension Law.

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

Net periodic pension cost for the years ended March 31, 2013, 2014 and 2015 included the following components:

	Thousands of Yen
	2013	2014	2015

Service cost	¥479,158	¥542,584	¥573,956
Interest cost	46,975	45,418	73,902
Expected return on plan assets	(29,796)	(48,303)	(63,037)
Amortization of transition obligation	369	369	369
Amortization of actuarial gain	-	-	(2,782)

Net periodic pension cost	¥496,706	¥540,068	¥582,408

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Thousands of Yen
	2013	2014	2015

Net actuarial loss (gain)	¥92,808	¥(63,775)	¥127,065
Amortization of transition obligation in net periodic pension cost	(369)	(369)	(369)
Amortization of actuarial gain	-	-	2,782

Amounts recognized in other comprehensive income	¥92,439	¥(64,144)	¥129,478

Total net periodic pension cost and amounts recognized in other comprehensive income	¥589,145	¥475,924	¥711,886

The change in benefit obligation and plan assets for the years ended March 31, 2014 and 2015 and the amounts recognized in the consolidated balance sheets as of March 31, 2014 and 2015 are as follows:

	Thousands of Yen
	2014	2015

Change in benefit obligation:
Benefit obligation at beginning of year	¥3,855,332	¥4,426,598
Service cost	542,584	573,956
Interest cost	45,418	73,902
Actuarial loss	17,098	283,860
Benefit paid	(33,834)	(73,223)

Benefit obligation at end of year	4,426,598	5,285,093

Change in plan assets:
Fair value of plan assets at beginning of year	2,012,611	2,424,499
Actual return on plan assets	129,176	219,832
Employer contribution	296,631	322,826
Benefits paid	(13,919)	(36,847)

Fair value of plan assets at end of year	2,424,499	2,930,310

Funded status at end of year	¥(2,002,099)	¥(2,354,783)

Amounts recognized in the consolidated balance sheets as of March 31, 2014 and 2015 consist of:

	Thousands of Yen
	2014	2015

Accrued retirement and pension costs―noncurrent	¥(2,002,099)	¥(2,354,783)

Net amount recognized	¥(2,002,099)	¥(2,354,783)

The accumulated benefit obligation for the Company’s defined benefit pension plans as of March 31, 2014 and 2015 was ¥2,765,988 thousand and ¥3,323,739 thousand, respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥4,426,598 thousand and ¥2,424,499 thousand at March 31, 2014 and ¥5,285,093 thousand and ¥2,930,310 thousand at March 31, 2015, respectively. The aggregate accumulated benefit obligations of plans with no plan assets were ¥79,449 thousand and ¥90,851 thousand at March 31, 2014 and 2015, respectively.

Amounts recognized in accumulated other comprehensive income at March 31, 2014 and 2015 consist of:

	Thousands of Yen
	2014	2015

Net actuarial loss	¥241,275	¥371,122
Obligation at transition	734	365
Total	¥242,009	¥371,487

The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 14 years and 21 years, respectively.

The estimated net actuarial gain and obligation at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in the fiscal year ending March 31, 2016 are ¥2,972 and ¥365 thousand, respectively.

Actuarial assumptions as of March 31 were as follows:

	Benefit Obligations		Net Periodic Costs
	2014	2015	2013	2014	2015

Discount rate	1.7%	1.3%	1.5%	1.2%	1.7%
Expected long-term rate of return on plan assets			1.8	2.4	2.6
Rate of increase in compensation	3.2	3.2	3.3	3.3	3.2

The Company sets the discount rate assumption annually at March 31 based on high-quality fixed income securities reflecting the estimated timing of benefit payments.

The basis for determining the long-term rate of returns is a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years Ending March 31	Thousands of Yen
2016	¥74,423
2017	96,280
2018	122,307
2019	133,473
2020	152,318
2021 - 2025	1,428,531

Total	¥2,007,332

The Company expects to contribute ¥322,826 thousand to its defined benefit pension plan in the year ending March 31, 2016.

The Company’s defined contribution plan, which was established on April 1, 2009, covers substantially all its employees. The Company contributes to the plan on a monthly basis 1.6% of its employees’ base salaries to the plan. No employee contributions to the plan are allowed. Contributions to the plan were ¥114,450 thousand, ¥125,195 thousand and ¥134,591 thousand for the years ended March 31, 2013, 2014 and 2015, respectively.

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

The projected allocation of the plan assets managed by the insurance company is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 63.0%, 35.0%, and 2.0% of the plan assets excluding pooled investment portfolios will be allocated to debt securities, equity securities and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. 50% of the employer’s contribution to the plan during the year ending March 31, 2016 will be allocated to life insurance pooled investment portfolios and other 50% will be allocated to the aforementioned investments.

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

Basis of Fair Value Measurement of	Thousands of Yen
Pension Plan Assets at March 31, 2014	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese equity	¥348,758	-	-	¥348,758
U.S. equity	89,304	-	-	89,304
Other equity― developed countries	61,498	-	-	61,498
Total equity securities	499,560	-	-	499,560

Debt securities:
Japanese government and municipalities	-	¥486,308	-	486,308
Japanese corporate bonds― investment grade	-	164,037	-	164,037
U.S. government	-	65,339	-	65,339
Other government― developed countries	-	151,824	-	151,824
Residential mortgage-backed	-	19,337	-	19,337
Total debt securities	-	886,845	-	886,845

Other financial instruments*	-	950,011	-	950,011

Cash	88,083	-	-	88,083

Total assets at fair value	¥587,643	¥1,836,856	-	¥2,424,499

Basis of Fair Value Measurement of	Thousands of Yen
Pension Plan Assets at March 31, 2015	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese equity	¥417,833	-	-	¥417,833
U.S. equity	124,670	-	-	124,670
Other equity― developed countries	78,027	-	-	78,027
Total equity securities	620,530	-	-	620,530

Debt securities:
Japanese government and municipalities	-	¥495,637	-	495,637
Japanese corporate bonds―investment grade	-	256,954	-	256,954
U.S. government	-	110,851	-	110,851
Other government― developed countries	-	152,927	-	152,927
Residential mortgage-backed	-	19,256	-	19,256
Total debt securities	-	1,035,625	-	1,035,625

Other financial instruments*	-	1,109,010	-	1,109,010

Cash	165,145	-	-	165,145

Total assets at fair value	¥785,675	¥2,144,635	-	¥2,930,310

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

Contributions due and paid during the years ended March 31, 2013, 2014 and 2015 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥244,666 thousand, ¥265,470 thousand and ¥293,132 thousand, respectively. The Company’s contribution did not represent more than 5% of total contributions to the plan during the years ended March 31, 2013, 2014 and 2015.

The plan is not subject to a funding improvement and is more than 80% funded as of March 31, 2014. The total plan assets are ¥732,357,752 thousand as of March 31, 2015. It was not practical to obtain additional information for the plan for the year ended March 31, 2015.

The amount of retirement benefits for retiring directors and company auditors must be approved by the shareholders.

IIJ has a retirement plan for full-time company auditors. The Company recorded a liability for retirement benefit for company auditors of ¥3,520 thousand and ¥5,530 thousand, which would be required if they were all to retire at March 31, 2014 and 2015, respectively.

IIJ had a retirement benefit plan for full-time directors, which was abolished in June 2011. The allowance for retirement benefit amounted to ¥255,330 thousand in consideration of their services made up to the date of abolition of the plan, and this amount will be reserved until each director’s retirement date. IIJ’s subsidiary also has a retirement benefit plan for full-time directors. The Company recorded a liability for retirement benefit for full-time directors of ¥268,921 thousand and ¥430,638 thousand, which would be required if they were all to retire at March 31, 2014 and 2015, respectively.

The retirement benefits paid to retired company auditor was ¥2,010 thousand for the year ended March 31, 2014.

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

Treasury stock and treasury stock acquisition rights
The Companies Act also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula.
The Companies Act also provides that companies can purchase both treasury stock acquisition rights and treasury stock.

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in IIJ’s general books of account prepared using accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings shown in IIJ’s general books of account amounted to ¥23,022,416 thousand at March 31, 2015.

On June 27, 2012, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2012 of ¥8.75 per share or in the aggregate amount of ¥354,697 thousand.

On November 8, 2012, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2012 of ¥8.75 per share or in the aggregate amount of ¥354,697 thousand.

The forementioned cash dividends per share were retroactively adjusted to reflect a 1:200 stock split conducted on October 1, 2012.

In July 2013, IIJ completed a public offering of 4,700,000 new shares of common stock by a firm-commitment underwriting at an issue price of ¥3,346 (an amount paid of ¥3,208) per share on the Tokyo Stock Exchange. In August 2013, IIJ issued 700,000 new shares of common stock by way of Third-Party Allotment at an amount paid of ¥3,208 per share. Stock issuance costs of ¥51,996 thousand (net of tax) were deducted from additional paid-in-capital. The total of net proceeds to IIJ from the public offering and the third-party allotment, after deducting stock issuance costs, were ¥17,271,204 thousand.

On June 26, 2013, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2013 of ¥10 per share or in the aggregate amount of ¥405,368 thousand.

On November 8, 2013, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2013 of ¥11 per share or in the aggregate amount of ¥505,329 thousand.

On June 25, 2014, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2014 of ¥11 per share or in the aggregate amount of ¥505,330 thousand.

On November 7, 2014, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2014 of ¥11 per share or in the aggregate amount of ¥505,365 thousand.

Stock Option Plans
On May 26, 2011, IIJ’s board of directors resolved to introduce stock compensation-type stock options for executive officers of IIJ. On June 28, 2011, IIJ’s ordinary general meeting of shareholders approved the introduction of stock compensation-type stock options for directors of IIJ. Stock compensation-type stock options, which are stock acquisition rights entitling holders to acquire shares upon exercise, at an exercise price of one yen per share, were allocated to directors and executive officers as a substitute for the retirement allowance plan for them and to further promote their motivation and incentives to contribute to the enhancement of the mid- to long-term continuous business performance and corporate value.

The stock acquisition rights become exercisable after a service period of one year and are exercisable up to 29 years from the date of vesting. The stock acquisition rights may be exercised only within 10 days from the day immediately following the day on which the person loses his or her position as either a director or an executive officer. On July 13, 2012, IIJ granted 130 stock options to directors and executive officers. The fair value per option at the date of grant was ¥318,562.

On July 11, 2013, IIJ granted 89 stock options which were the same type of options granted in 2012 to directors and executive officers. The fair value per option at the date of grant was ¥647,000.

On July 10, 2014, IIJ granted 128 stock options which were the same type of options granted in 2013 to directors and executive officers. The fair value per option at the date of grant was ¥422,600.

The fair value of stock acquisition rights used to recognize compensation expense for the fiscal years ended March 31, 2013, 2014 and 2015 were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2013	2014	2015

Assumptions:
Risk-free interest rate	1.298%	1.314%	0.980%
Expected lives (years)	15	15	15
Expected volatility	57.020%	55.861%	55.217%
Expected dividends	0.893%	0.535%	0.909%

A summary of the activities for the stock acquisition rights plan for the years ended March 31, 2014 and 2015 is as follows:

			Yen	Years	Thousands of Yen
	Number of Options	Number of Shares	Exercise Price	Remaining Life	Total Intrinsic Value

Unexercised options outstanding—March 31, 2013	268	53,600	¥1
Granted	89	17,800	1
Exercised	(11)	(2,200)	1
Forfeited or expired	-	-	-
Unexercised options outstanding—March 31, 2014	346	69,200	1
Granted	128	25,600	1
Exercised	(16)	(3,200)	1
Forfeited or expired	-	-	-
Unexercised options outstanding—March 31, 2015	458	91,600	1

Exercisable options—March 31, 2015	330	66,000	1	27.31	¥130,254
Expected to vest after July 11, 2015	128	25,600	1	29.30	50,523

*Due to the effect of the stock split conducted on October 1, 2012, grantees of options can purchase 200 shares by exercising one option.

The Company recognized stock compensation cost on a straight-line basis over the requisite service period.
The Company recognized ¥40,007 thousand, ¥53,542 thousand and ¥54,965 thousand as stock compensation cost for the fiscal years ended March 31, 2013, 2014 and 2015, respectively. The unrecognized expense of ¥13,523 thousand is expected to be recognized over next 3 months.

IIJ absorbed IIJ-Exlayer on January 1, 2014 with the allotment of 104 shares of IIJ’s treasury stock to the shareholders of IIJ-Exlayer.

Net income attributable to IIJ’s shareholders and transfers from the noncontrolling interests
The following schedule represents the effects of changes in IIJ’s ownership interest in its subsidiaries in the Company’s shareholder’s equity for the years ended March 31, 2013, 2014 and 2015.

	Thousands of Yen
	2013	2014	2015

Net income attributable to IIJ	¥5,300,654	¥4,442,237	¥3,322,081
Transfers from the noncontrolling interests
Increase in additional paid-in capital for acquisition of noncontrolling interest of IIJ-Exlayer	-	99	-
Net transfers from noncontrolling interest	-	99	-
Change from net income attributable to IIJ and transfers from noncontrolling interests	¥5,300,654	¥4,442,336	¥3,322,081

15.	OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Thousands of Yen
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount

Year ended March 31, 2013:
Foreign currency translation adjustments	¥90,014	-	¥90,014
Unrealized holding gain (loss) on securities:
Amount arising during the period	380,637	¥(136,649)	243,988
Less: Reclassification adjustments for losses included in net income	19,788	(7,579)	12,209
Other	-	324	324
Net unrealized holding gain (loss) during the period	400,425	(143,904)	256,521
Defined benefit pension plans:
Amount arising during the period	(92,808)	33,319	(59,489)
Less: Reclassification adjustments for losses included in net income	369	(132)	237
Net defined benefit pension plans	(92,439)	33,187	(59,252)

Other comprehensive income (loss)	¥398,000	¥(110,717)	¥287,283

Year ended March 31, 2014:
Foreign currency translation adjustments	¥419,557	-	¥419,557
Unrealized holding gain (loss) on securities:
Amount arising during the period	1,656,759	¥(594,776)	1,061,983
Less: Reclassification adjustments for gains included in net income	(107,655)	41,232	(66,423)
Other	-	(7,421)	(7,421)
Net unrealized holding gain (loss) during the period	1,549,104	(560,965)	988,139
Defined benefit pension plans:
Amount arising during the period	63,775	(22,896)	40,879
Less: Reclassification adjustments for losses included in net income	369	(133)	236
Net defined benefit pension plans	64,144	(23,029)	41,115

Other comprehensive income (loss)	¥2,032,805	¥(583,994)	¥1,448,811

	Thousands of Yen
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Year ended March 31, 2015:
Foreign currency translation adjustments	¥243,538	-	¥243,538
Unrealized holding gain (loss) on securities:
Amount arising during the period	124,370	¥(44,649)	79,721
Less: Reclassification adjustments for gains included in net income	(35,934)	12,900	(23,034)
Other	-	4,903	4,903
Net unrealized holding gain (loss) during the period	88,436	(26,846)	61,590
Defined benefit pension plans:
Amount arising during the period	(127,065)	45,616	(81,449)
Less: Reclassification adjustments for gains included in net income	(2,413)	862	(1,551)
Net defined benefit pension plans	(129,478)	46,478	(83,000)

Other comprehensive income	¥202,496	¥19,632	¥222,128

The changes in accumulated other comprehensive income (loss) by component for the years ended March 31, 2014 and 2015 are as follows:

	Thousands of Yen
	Unrealized holding gain on securities	Defined benefit pension plans	Foreign currency translation adjustments	Total
Year ended March 31, 2013:	¥495,217	¥(187,318)	¥(44,129)	¥263,770
Other comprehensive income before reclassifications	1,054,562	40,879	419,701	1,515,142
Amounts reclassified out of accumulated other comprehensive income	(66,423)	236	-	(66,187)
Other comprehensive income	988,139	41,115	419,701	1,448,955
Other	-	-	61	61
Year ended March 31, 2014:	¥1,483,356	¥(146,203)	¥375,633	¥1,712,786

	Thousands of Yen
	Unrealized holding gain on securities	Defined benefit pension plans	Foreign currency translation adjustments	Total
Year ended March 31, 2014:	¥1,483,356	¥(146,203)	¥375,633	¥1,712,786
Other comprehensive income (loss) before reclassifications	84,624	(81,449)	247,273	250,448
Amounts reclassified out of accumulated other comprehensive income	(23,034)	(1,551)	-	(24,585)
Other comprehensive income (loss)	61,590	(83,000)	247,273	225,863
Year ended March 31, 2015:	¥1,544,946	¥(229,203)	¥622,906	¥1,938,649

The amounts reclassified from accumulated other comprehensive income (loss) to the consolidated statements of income, with presentation location, for the years ended March 31, 2014 and 2015, are as follows:

	Thousands of Yen
	2014	2015	Location

Other comprehensive income (loss) components:
Unrealized holding gain on securities	¥107,655	¥35,934	Net gain on sales of other investments
	(41,232)	(12,900)	Income tax expense
	66,423	23,034	Net income
Defined benefit pension plans	(369)	2,413	Net periodic pension costs (Note 13)
	133	(862)	Income tax expense
	(236)	1,551	Net income
Total amount reclassified	¥66,187	¥24,585

16.　BASIC AND DILUTED NET INCOME PER COMMON SHARE

Basic and diluted net income attributable to Internet Initiative Japan Inc. per common share for the three years ended March 31, 2013, 2014 and 2015 is as follows:

	Thousands of Yen
	2013	2014	2015
Numerator:
Net income attributable to Internet Initiative Japan Inc.―basic and diluted	¥5,300,654	¥4,442,237	¥3,322,081

	Number of Shares
	2013	2014	2015
Denominator:
Weighted-average common shares outstanding―basic	40,536,800	44,306,680	45,942,291
Dilutive effect of stock options	35,800	54,403	72,446
Weighted-average common shares outstanding―diluted	40,572,600	44,361,083	46,014,737

	Yen
	2013	2014	2015

Basic net income attributable to Internet Initiative Japan Inc. per common share	¥130.76	¥100.26	¥72.31

Diluted net income attributable to Internet Initiative Japan Inc. per common share	¥130.65	¥100.14	¥72.20

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

In May 2006, January 2007, January 2008 and January 2015, IIJ made agreements (four agreements in total) for investing in funds which invest in mainly unlisted stocks with an investment advisory company. IIJ committed to provide up to $5,000 thousand for each fund ($20,000 thousand in total) upon the request of the fund until January 31, 2027. IIJ has provided a total of $13,342 thousand to them as of March 31, 2015. The amounts invested in their funds were recorded as other investments in the Company’s consolidated balance sheets.

In April 2013, IIJ made an agreement for investing in a corporation reconstruction fund with an investment advisory company. IIJ committed to provide up to ¥100,000 thousand upon the request of the fund until April 23, 2018. IIJ has provided a total of ¥41,254 thousand to the fund as of March 31, 2015. The amounts invested in the fund were recorded as other investments in the Company’s consolidated balance sheets.

18.    FINANCIAL INSTRUMENTS

Fair Value—In the normal course of business, the Company invests in financial assets. To estimate the fair value of those financial assets, the Company uses quoted market prices to the extent that they are available. Where a quoted market price is not available, the Company estimates fair value using primarily the discounted cash flow method. For certain financial assets and liabilities, such as trade receivables and trade payables, which are expected to be collected and settled within one year, the Company assumes that the carrying amount approximates fair value due to their short maturities. Investments for which it is not practicable to estimate fair value primarily consist of investments in a number of unaffiliated and unlisted smaller sized companies and the estimate of their fair values cannot be made without incurring excessive costs. Refundable insurance policies are carried at cash surrender value. The carrying amounts for long-term borrowings with variable rates approximate their fair values. The carrying amounts and fair value of financial instruments are summarized below:

	Thousands of Yen
	2014		2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Other investments for which it is:
Practicable to estimate fair value	¥3,751,011	¥3,751,011	¥4,314,481	¥4,314,481
Not practicable	2,604,806	-	2,346,225	-
Noncurrent refundable insurance policies (other assets)	63,062	63,062	110,894	110,894

Cash and cash equivalents were classified as Level 1 instruments and short-term and long-term borrowings were classified as Level 2 instruments.

Other investments for which it is practicable to estimate fair value are available-for-sales equity and debt securities disclosed in Note 4.

Other investments for which it is not practicable to estimate fair value were comprised of non-marketable equity securities of ¥1,379,623 thousand and investments in funds of ¥1,225,183 thousand as of March 31, 2014 and non-marketable equity securities of ¥853,629 thousand and investments in funds of ¥1,492,596 thousand as of March 31, 2015.

19.	FAIR VALUE MEASUREMENTS

ASC 820, “Fair Value Measurement” defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

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

There were no transfers between Level 1 and Level 2 for the years ended March 31, 2014 and 2015.

Assets Measured at Fair Value on a Recurring Basis

The following table presents the Company’s assets that are measured at fair value on a recurring basis at March 31, 2014 and 2015, respectively, consistent with the fair value hierarchy provisions of ASC 820.

	Thousands of Yen
				Total
March 31, 2014	Level 1	Level 2	Level 3	2014

Assets—
Available-for-sale securities—equity securities	¥3,751,011	-	-	¥3,751,011
Total assets	¥3,751,011	-	-	¥3,751,011

	Thousands of Yen
				Total
March 31, 2015	Level 1	Level 2	Level 3	2015

Assets—
Available-for-sale securities—equity securities	¥4,212,571	-	-	¥4,212,571
Available-for-sale securities—debt securities	-	¥101,910	-	101,910
Total assets	¥4,212,571	¥101,910	-	¥4,314,481

Available-for-sale securities are comprised of marketable equity and debt securities. Marketable equity securities are listed on Japan and Hong Kong securities markets and are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Marketable debt securities are valued using quoted prices obtained from financial institutions.

Assets Measured at Fair Value on a Nonrecurring Basis

	Thousands of Yen
March 31, 2015	Level 1	Level 2	Level 3	Impairment Loss

Assets:
Non-marketable securities—equity securities	-	-	¥2,435	¥29,117
	-	-	¥2,435	¥29,117

Non-marketable equity securities with a carrying amount of ¥31,552 thousand, which was included in other investments in the balance sheets, were written down to the fair value of ¥2,435 thousand, resulting in an other-than-temporary impairment charge of ¥29,117 thousand, which was included in the Company’s state of income for the year ended March 31, 2015. An impaired non-marketable investment was classified as Level 3 instruments and the Company used unobservable inputs to value these investments.  The fair value was determined as a result of considering various unobservable inputs, including expectation of future income of the investees, net asset value of the investees, and material unrealized losses to be considered in assets and liabilities held by the investees.

20.	BUSINESS SEGMENTS

The operating segments reported below are those for which segment-specific financial information is available. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP. The Company’s management uses this financial information to make decisions on the allocation of resources and to evaluate business performance.

The Network service and systems integration business segment comprises revenues from network services, systems integration and equipment sales.

The ATM operation business segment comprises revenues from the ATM operation business.

Revenues:

	Thousands of Yen
	2013	2014	2015

Network service and systems integration business:
Customers	¥103,928,400	¥111,445,519	¥119,409,987
Intersegment	558,753	455,975	408,567
Total	104,487,153	111,901,494	119,818,554
ATM operation business:
Customers	2,320,086	2,826,832	3,640,128
Intersegment	-	-	-
Total	2,320,086	2,826,832	3,640,128

Elimination	(558,753)	(455,975)	(408,567)
Consolidated total	¥106,248,486	¥114,272,351	¥123,050,115

Segment Profit or Loss:

	Thousands of Yen
	2013	2014	2015

Operating income:
Network service and systems integration business	¥7,629,435	¥5,274,753	¥4,334,946
ATM operation business	239,035	578,794	886,340
Elimination	(115,828)	(130,235)	(146,048)
Consolidated total	¥7,752,642	¥5,723,312	¥5,075,238
Segment Assets:

	Thousands of Yen
	2014	2015

Segment assets:
Network service and systems integration business	¥100,860,325	¥105,160,187
ATM operation business	3,006,250	3,545,128
Elimination	-	-
Consolidated total	¥103,866,575	¥108,705,315

Other significant items:

	Thousands of Yen
	2013	2014	2015

Depreciation and amortization:
Network service and systems integration business	¥7,178,397	¥8,405,080	¥9,139,687
ATM operation business	329,411	417,901	537,652
Consolidated total	¥7,507,808	¥8,822,981	¥9,677,339

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

Revenue from IBM Japan, Ltd., related to the Network service and system integration business segment represents ¥13,456,203 thousand and ¥13,125,454 thousand for the years ended March 31, 2013 and 2014, respectively, of the Company’s revenue.

21.      ADVERTISING EXPENSES

   　Advertising expenses incurred during the years ended March 31, 2013, 2014 and 2015 related primarily to advertisements in magazines, journals and newspapers and amounted to ¥671,260 thousand, ¥656,890 thousand and ¥574,118 thousand, respectively.

22.	RELATED PARTY TRANSACTIONS

NTT and its subsidiaries own 26.0% of IIJ's outstanding common shares and 26.4% of IIJ's voting shares as of March 31, 2015.

The Company entered into a number of different types of transactions with NTT and its subsidiaries including purchases of wireline telecommunication services for the Company’s offices. For the Company’s connectivity and outsourcing services, the Company purchases international and domestic backbone services, local access lines and rental rack space in data centers and mobile data communication services from NTT and its subsidiaries. The Company sells to NTT and its subsidiaries its services including OEM services, system integration services and monitoring services for their data centers.

The amounts of balances as of March 31, 2014 and 2015 and transactions of the Company with NTT and its subsidiaries for the each of the three years in the period ended March 31, 2015, are summarized as follows:

	Thousands of Yen
	2013	2014	2015

Accounts receivable	-	¥446,857	¥463,613
Accounts payable	-	1,822,997	2,535,234
Revenues	¥880,079	2,370,954	2,898,040
Costs	14,966,177	15,579,173	16,706,036

As for balances and transactions with equity method investees, refer to Note 6, “Investments in Equity Method Investees.”

23.      SUBSEQUENT EVENTS

On June 26, 2015, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2015 of ¥11 per share or ¥505,365 thousand in the aggregate.

* * * * * *