Form 20-F
period 2016-03-31
INTERNET INITIATIVE JAPAN INC
filed 2016-06-30
CIK 1090633

As filed with the Securities and Exchange Commission on June 30, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

As of March 31, 2016, 46,711,400 shares of common stock were outstanding, including 1,016,198 shares represented by an aggregate of 2,032,396 American Depositary Shares.

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

References in this annual report to “yen” or “¥” are to Japanese yen and references to “U.S. dollars” or “$” are to United States dollars.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables include selected historical financial data as of and for each of the fiscal years ended March 31, 2012, 2013, 2014, 2015, and 2016. The data in the table is derived from our audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm. You should read the selected consolidated financial data together with Item 5. “Operating and Financial Review and Prospects” of this annual report on Form 20-F and our consolidated financial statements and the notes to our consolidated financial statements beginning on page F-1.

	As of and for the fiscal year ended March 31,
	2012	2013	2014	2015	2016
	(millions of yen, except per share and ADS data)
Statement of Income Data:
REVENUES:
Network services:
Internet connectivity services (enterprise)	¥14,707	¥16,027	¥16,585	¥16,350	¥17,597
Internet connectivity services (consumer)	5,717	5,466	6,025	8,222	15,256
WAN services	25,667	25,168	25,006	24,326	25,177
Outsourcing services	17,319	18,571	19,670	20,108	21,266
Total	63,410	65,232	67,286	69,006	79,296
Systems integration:
Systems construction	11,997	15,825	18,673	20,437	21,145
Systems operation and maintenance	19,472	21,380	23,796	27,800	33,043
Total	31,469	37,205	42,469	48,237	54,188
Equipment sales	1,112	1,491	1,690	2,167	3,275
ATM operation business	1,324	2,320	2,827	3,640	3,889
Total revenues	97,315	106,248	114,272	123,050	140,648

COSTS AND EXPENSES:
Cost of network services	49,985	50,692	53,046	54,932	64,239
Cost of systems integration	24,979	30,425	36,510	41,562	46,226
Cost of equipment sales	980	1,318	1,527	1,932	2,969
Cost of ATM operation business	1,382	1,959	2,123	2,552	2,559
Total costs	77,326	84,394	93,206	100,978	115,993
Sales and marketing	7,947	8,059	8,548	9,188	10,589
General and administrative	5,300	5,632	6,374	7,368	7,471
Research and development	389	410	421	441	455
Total costs and expenses	90,962	98,495	108,549	117,975	134,508
OPERATING INCOME	6,353	7,753	5,723	5,075	6,140

OTHER INCOME (EXPENSES):
Dividend income	48	47	51	63	93
Interest income	35	26	27	23	28
Interest expense	(299)	(287)	(256)	(238)	(241)
Other — net	(161)	218	730	216	173
Other income (expenses) — net	(377)	4	552	64	53

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	5,976	7,757	6,275	5,139	6,193
INCOME TAX EXPENSE	2,525	2,608	1,795	1,897	2,183
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	124	168	204	155	180
NET INCOME	3,575	5,317	4,684	3,397	4,190
LESS: NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	66	(16)	(242)	(75)	(152)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥3,641	¥5,301	¥4,442	¥3,322	¥4,038

	As of and for the fiscal year ended March 31,
	2012	2013	2014	2015	2016
	(millions of yen, except per share and ADS data)

Per Share and ADS Data:
Basic net income attributable to IIJ per common share (1)	¥89.82	¥130.76	¥100.26	¥72.31	¥87.88
Diluted net income attributable to IIJ per common share (1)	89.78	130.65	100.14	72.20	87.71
Basic net income attributable to IIJ per ADS equivalent	44.91	65.38	50.13	36.16	43.94
Diluted net income attributable to IIJ per ADS equivalent	44.89	65.33	50.07	36.10	43.86

Cash dividends declared per share:
Japanese Yen (1)	¥16.25	¥18.75	¥22.00	¥22.00	¥22.00
U.S. Dollars (1) (2)	$0.20	$0.22	$0.21	$0.18	$0.20
Basic weighted average number of shares (1)	40,536,800	40,536,800	44,306,680	45,942,291	45,950,098
Diluted weighted average number of shares (1)	40,556,400	40,572,600	44,361,083	46,014,737	46,043,383
Basic weighted average number of ADS equivalents (thousands)	81,074	81,074	88,613	91,885	91,900
Diluted weighted average number of ADS equivalents (thousands)	81,113	81,145	88,722	92,029	92,087

Balance Sheet Data:
Cash and cash equivalents	¥13,537	¥12,259	¥22,421	¥21,094	¥19,569
Total assets	73,493	82,111	103,867	108,705	117,835
Short-term borrowings	9,000	9,400	9,400	9,250	9,250
Long-term borrowings, including capital lease obligations:
Current portion	4,007	4,515	4,733	3,522	3,954
Noncurrent portion	6,731	6,350	4,603	4,340	7,779
Common stock	16,834	16,834	25,497	25,500	25,509
Total IIJ shareholders’ equity	32,688	37,607	59,912	62,504	64,845

Operating Data:
Capital expenditures, including capitalized leases (3)	¥10,917	¥10,405	¥12,560	¥11,835	¥14,812

Operating margin ratio (4)	6.5%	7.3%	5.0%	4.1%	4.4%

Net cash provided by (used in):
Operating activities	¥11,659	¥9,639	¥8,787	¥12,912	¥12,052
Investing activities	(5,954)	(5,946)	(10,203)	(8,073)	(8,377)
Financing activities	(5,464)	(4,996)	11,382	(6,283)	(5,201)

_________________

(1)	We conducted a 1 to 200 stock split on common stock with an effective date of October 1, 2012. The figures for the fiscal year ended March 31, 2012 are retroactively adjusted to reflect the stock split.
(2)	The dividends per share were translated into U.S. dollars at the relevant record date.
(3)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure can be found in the following page.
(4)	Operating income as a percentage of total revenues.

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

	For the fiscal year ended March 31,
	2012	2013	2014	2015	2016
	(millions of yen)
Capital expenditures:
Acquisition of assets by entering into capital leases	¥4,750	¥4,816	¥3,436	¥3,678	¥6,118
Purchases of property and equipment	6,167	5,589	9,124	8,157	8,694
Total capital expenditures	¥10,917	¥10,405	¥12,560	¥11,835	¥14,812

Exchange Rates

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar will affect the U.S. dollar and other currency equivalent of the yen price of IIJ shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of IIJ ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥112.42 per U.S. $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2016. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

The following table presents the noon buying rates for Japanese yen per U.S. $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal year ended March 31, (1)	High	Low	Average(2)	Period-end
2012	¥85.26	¥75.72	¥78.83	¥82.41
2013	96.16	77.41	82.96	94.16
2014	105.25	92.96	100.46	102.98
2015	121.50	101.26	110.78	119.96
2016	125.58	111.30	120.13	112.42

Calendar year 2016
January	¥121.05	¥116.38	¥118.23	¥121.05
February	121.06	111.36	114.62	112.90
March	113.94	111.30	112.93	112.42
April	112.06	106.90	109.55	106.90
May	110.75	106.34	108.85	110.75
June (through June 24, 2016)	109.55	102.26	105.99	102.26

5

_____________________

(1)	Exchange rate refers to the foreign exchange rate as set forth in the H.10 statistical release and historical data of the Board of Governors of the Federal Reserve System.

(2)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.

The noon buying rate on June 24, 2016 was ¥102.26 per $1.00.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our business is principally conducted in Japan and most of our revenues are from customers operating in Japan. For the fiscal year ended March 31, 2016, approximately 96% of our total revenues were from customers operating in Japan. If the Japanese economy deteriorates and that results in significantly lower levels of network and systems related investment and expenditures, customers may respond to such conditions by prioritizing low prices over quality, or we may experience severe price reduction pressure and/or cancellation of large accounts. Such conditions may also make it difficult to maintain our current level of revenues and income, or achieve our expected revenues and income, or payout our target dividends.

In addition to factors related to general economic conditions in Japan, we may not be able to maintain our current level of revenues and income or achieve our expected levels of revenues and income. In fact, we revised our disclosed financial targets downward for the fiscal years ended March 31, 2014 and 2015, due to several factors unrelated to general economic conditions in Japan. Factors that may prevent us from maintaining our current level of revenues and income or achieving our expected levels of revenues and income include but are not limited to the following:

•	a decrease or weaker than expected growth in our network services revenues which include Internet connectivity services for enterprise, Internet connectivity services for consumers, Wide Area Network (“WAN”) services, and outsourcing services if, for example, we fail to develop and offer competitive services and solutions in a timely manner, if our service line-ups become obsolete, if we fail to keep up with rapidly changing market trends, especially for the consumer market, if service prices fall dramatically due, for example, to tough competition regarding customer acquisition, especially for our mobile services for consumers which are provided through direct sales, sales partnerships, and Mobile Virtual Network Enabler (“MVNE”) strategy, or if we experience cancellations or usage reductions, especially in large accounts, due, for example, to corporate customers’ demand to cut costs or a decrease in customers’ needs for network usage for enterprise services,

•	a decrease or weaker than expected growth in our systems construction revenues and lower margins if, for example, we fail to successfully differentiate our technical skills from those of our competitors, if corporate customers put off placing orders with us, if we fail to hire adequate employees or acquire outsourcing resources to complete systems construction projects appropriately, if we have serious troubles or problems in certain systems construction projects which may become unprofitable or incur losses, especially for large-scale projects, if we pursue unprofitable construction projects in order to, for example, gain greater business opportunities and to acquire systems operation and maintenance profit in the future, or if cloud computing services continue to replace conventional hardware,

•	a decrease or weaker than expected growth in our systems operation and maintenance revenues and lower margins if, for example, the number and the size of systems construction projects which contain continuous systems operation and maintenance decrease or do not significantly increase, if our cloud computing services revenues do not grow as anticipated, or if we have serious troubles or problems in the systems operation and maintenance projects which may become unprofitable or incur losses. Also, we may have cancellations or reductions in current systems operation and maintenance revenues due, for example, to severe price reduction requirements, especially for large-scale projects, customers’ intention to reduce or eliminate their systems,

•	an inability to achieve anticipated revenue and income growth for our cloud computing services, in which we have been continuously investing in facilities such as some portion of our data centers, servers, storages, software and other equipment as well as service developments if, for example, the cloud computing market in Japan does not expand as large as we expect or takes a longer time to expand than we expect, if we fail to successfully differentiate our services from those of our increasing number of competitors, including global players, if we have serious system troubles and interruptions with our cloud computing services that damage our credibility or cause customers to question the reliability of our services, if market prices for the services fall dramatically, if we experience cancellations of large contracts or reduction of usage, or if Japanese companies strongly maintain their current systems and fail to adopt cloud computing services to the extent currently anticipated. We may decide to pursue building large-scale data centers in the future which may require large investment. For more discussion on the risks related to our cloud computing services, please refer to other parts of “Risk Factors” including “our investment in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

•	an inability to achieve anticipated revenue and income growth for our mobile business for both enterprise and consumer, in which we have been expanding our service infrastructure by increasing the purchasing volume of mobile bandwidth mainly from NTT DoCoMo Inc. (“NTT Docomo”), enhancing marketing activities including increasing related advertisement expenses, if, for example, the Japanese inexpensive LTE Subscriber Identity Module (“SIM”) card market does not expand as we expect or takes a longer time to expand than we expect, if we experience severe price competition, if we fail to maintain appropriate relationships with our sales partners, if we face troubles in providing services which damage our credibility, if we fail to increase our brand awareness, if we fail to successfully differentiate our services from those of increasing number of competitors, or if we experience an unexpected level of wholesale telecommunication services charge changes by NTT Docomo. We may make rather large-scale investments to enhance our mobile service lineups in the future. For more discussion on the risks related to our mobile business, please refer to other parts of “Risk Factors” including “our investment in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

•	an inability to achieve anticipated revenue and income growth for our overseas business, in which we have been investing in overseas subsidiaries, facilities and increasing staff, if, for example, we fail to offer competitive services and solutions, if our domestic customers reduce their overseas business and/or refrain from operating overseas business, if we fail to develop a customer base overseas, if we fail to attract and attain qualified personnel overseas, if we fail to provide our services as reliably as we provide them in the domestic market, if we fail to successfully work with business partners in abroad, or if we fail to adequately control overseas subsidiaries and comply with necessary regulations. We may expand our presence overseas by, for example, increasing overseas subsidiaries or participating in more joint ventures with local companies. For more discussion on the risks related to our overseas business, please refer to other parts of “Risk Factors” including “our investment in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

•	a decline in the profitability of network services if, for example, we invest in and contract more network capacity, including service facilities, than we actually require to serve our customers, if we experience an unexpected level of increase in prices such as for electricity, leasing lines for our Internet backbone and interconnectivity bandwidth for Mobile Virtual Network Operator (“MVNO”) infrastructure. These price increases could be due, for example, to an increase in Internet traffic volume and general demand for the infrastructure. There may also be price increases for international leasing lines and network equipment for service facilities, including cloud computing services, due, for example, to the weaker Japanese yen,

•	an unexpected level of increase in expenses and investments such as for research and development, back-office systems and other similar expenses and investments which we may be forced to make in the future in order to remain competitive or support revenue growth, and an unexpected level of increase in amortization and depreciation, loss on disposal, or loss due to obsolescence. We may continuously reinforce our back-office operation by making necessary investments to support revenue growth,

•	an unexpected level of increase in personnel and outsourcing costs as well as related operating costs and expenses including office rent expenses if, for example, we fail to manage personnel and outsourcing resources effectively, if we experience a shortage of human resources in the market, or if we face pressure to raise individual salaries by a large amount due, for example, to Japanese labor market situation. As for our overall personnel costs, they continuously increase year over year as we acquire new employees in addition to the regular annual pay raise for existing employees. We may fail to raise enough revenue to cover these costs and expenses increase.

•	an unexpected level of increase in selling, general and administrative expenses, such as personnel-related expenses, office rent-related expenses, sales commission expenses, and advertising expenses,

•	the recording of an impairment loss on current and future intangible assets, which are recognized in relation to any mergers and acquisitions, that are subject to amortization, such as customer relationships, and/or are not subject to amortization, such as goodwill, as a result of an impairment test,

•	the recording of foreign exchange gain and/or loss such as for our U.S. dollars and British pounds denominated bank deposits, other overseas assets and liabilities related to our overseas business,

•	the recording of impairment losses on available-for-sale securities, nonmarketable equity securities and funds,

•	the decline in the value and trading volume of our holding of available-for-sale securities from which we expect gains on sale,

•	a negative effect on our revenues and profits if our consolidated subsidiaries and/or equity method investees including newly established ones cannot achieve our expected levels of revenues or manage costs and expenses in a timely and adequate manner,

•	a negative effect on our credibility, corporate image, or revenues and profits if we are unable to provide our services without interruption to customers due, for example, to power supply shortage, and

•	a negative effect on our revenues and profits if new business areas to which we are to emphasize business investment such as content distribution, Machine to Machine (“M2M”), Internet of Things (“IoT”), health care and further development of overseas business, cannot achieve our expected level of revenues or manage costs and expenses in a timely and adequate manner.

We disclosed our middle term plan for the period from the fiscal year ending March 31, 2017 to the fiscal year ending March 31, 2021 in our earnings results for the fiscal year ended March 31, 2016, which was filed as Form 6-K on May 13, 2016. The middle term plan was made based on our current expectation about, for example, the related markets and economic situations. The plan, especially regarding our target for the fiscal year ending March 31, 2021, is not made by accumulating each revenue line or operating cost item. We are not certain that we will be able to achieve our middle term plan due to such risks as weaker or slower than expected market expansion or a failure to execute growth strategies effectively. Please see Item 5, “Operating and Financial Review and Prospects” for more detailed information concerning our operations and other results.

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

We anticipate that cloud computing services for enterprise should become widely used in Japan in the middle- to long-term. In addition to the competitors listed above, global players such as Amazon.com, Inc. and MICROSOFT CORPORATION have been aggressively expanding their business and may put additional business resources into the cloud computing business which may lead to strong competition, including price competition, in Japan. If we fail to successfully differentiate our services and solutions from these competitors, we may not be able to achieve expected future revenues and income, or we may not recoup our investments in cloud computing services, which may adversely affect our financial condition and results of operations.

As for our consumer business, especially our mobile services for consumers, in which we offer inexpensive LTE SIM cards through an MVNO scheme, we may not be able to achieve expected future revenues and income due, for example, to severe price competition and competition for customer acquisition, as a growing number of competitors enter the market, a failure to differentiate our services from competitors, our limited brand recognition among consumers and a lack of experience in providing services to consumers. We may increase our marketing expenses in order to improve our limited brand recognition among consumers.

We are enhancing our indirect sales channels with partnership programs, although currently our sales channels with respect to small and medium enterprises and the consumer market are not as strong as those of our established and well recognized larger competitors.

Our competitors have advantages over us, including, but not limited to:

•	substantially greater financial resources, more extensive and well-developed marketing and sales networks,
10

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

We have been investing in new business, service and solution developments to further grow our business. Such investments include, for example, an increase in human resources and capital expenditures. As for the number of our employees, we had 2,353, 2,835 and 2,980 employees as of March 31, 2014, 2015 and 2016, respectively. Capital expenditures, including capitalized leases, and depreciation and amortization expenses for property and equipment are increasing along with our business expansion efforts. Capital expenditures, including capitalized leases, for the fiscal years ended March 31, 2014, 2015 and 2016 were ¥12.6 billion, ¥11.8 billion and ¥14.8 billion, respectively. Depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2014, 2015 and 2016 were ¥8.4 billion, ¥9.3 billion and ¥9.5 billion, respectively. If our investment returns are not realized in the future, our investments may become obsolete, which may adversely affect our financial condition and results of operations. Our recent enhanced business investments could lead to a greater uncertainty in our financial outlook.

We are investing heavily in our cloud computing services and infrastructure as the cloud computing services market in Japan is anticipated to grow over the middle term. Revenues for our cloud computing services for the fiscal years ended March 31, 2014, 2015 and 2016 were approximately ¥9.8 billion, ¥12.3 billion and ¥14.1 billion, respectively. The capital expenditures, including capitalized leases, related to our domestic cloud computing services for the fiscal years ended March 31, 2014, 2015 and 2016 were approximately ¥3.7 billion, ¥1.7 billion and ¥4.4 billion, respectively. As we expand our cloud computing services capabilities in order to meet the increasing demand, we will need to acquire more servers, network equipment and data center facilities, as well as human resources. We doubled the capacity of our container-based module type data center in Matsue in November 2013 to meet demand. We anticipate that we can leverage our strong customer base and our engineering skills to further expand our cloud computing related services; however, if the expansion of the cloud computing market does not proceed at its expected pace or takes longer than expected, if we face troubles in providing cloud computing services which damage our credibility or lead customers to question the reliability of our services, if we fail in our marketing strategy and fail to introduce cloud service line-ups that are superior to our competitors and promote business enterprises’ cloud usage, if we invest more than customers demand, if severe price competition occurs, or if we should need more human resources and incur unexpected additional costs, we may not be able to achieve the returns or benefits we expect or we may need to increase the amount of our investments.

We have been providing mobile services from January 2008 by purchasing NTT Docomo’s mobile network infrastructure as an MVNO. The total (sum of enterprise and consumer) mobile services revenues were approximately ¥4.7 billion, ¥7.7 billion and ¥15.6 billion for the fiscal years ended March 31, 2014, 2015 and 2016, respectively. The total number of our mobile services subscriptions was approximately 384 thousand, 673 thousand and 1,228 thousand as of March 31, 2014, 2015 and 2016, respectively. This increase is mainly due to rapidly growing mobile services for consumers in which we offer inexpensive LTE SIM cards through our website, sales partners and MVNE scheme. Currently, most Japanese mobile phone consumers are contracted with mobile network carriers such as NTT Docomo, KDDI, and Softbank Corp. We anticipate that the inexpensive LTE SIM card market in Japan should expand in the middle-to long-term because only a fraction of Japanese mobile phone users are contracted with inexpensive LTE SIM card services. We may not be able to achieve our anticipated level of business growth if, for example, the market does not expand as currently anticipated, if mobile carriers implement strategies in order to maintain their customer base by dramatically lowering their pricing or offering comprehensive bundled services to make it harder for consumers to switch contracts to other providers, if price competition becomes severe, if we fail to differentiate our services from our competitors, if changes in regulation adversely affect our business, if we significantly damage our reputation or decrease customer trust by failing to offer reliable connectivity or cause serious systems or network troubles or if we fail to maintain or develop appropriate relationships with sales partners, if we face unfavorable changes in business conditions with these sales partners, including sales commission terms, or if we mismanage our marketing expenses, we may not be able to achieve our expected levels of business growth and could negatively impact our profit level. Because business enterprise has been our main customer domain, IIJ is not well known among consumers. Therefore, we rely on our partnerships for sales channels, including prominent consumer retailers who have nationwide stores in order to have face-to-face sales counters, as well as MVNE strategy, through which we provide our MVNO infrastructure to corporate customers so that they can incorporate it into their own services, in order to generate subscriptions. The cost structure of mobile services imposes uncertainty on our financial outlook. Our mobile infrastructure purchasing volume from NTT Docomo has been increasing along with the growing subscriptions of our mobile services for consumers. We pay NTT Docomo a wholesale telecommunication service charge, which is a flat-rate charge per Mbps and the same charge is applied to all of NTT Docomo’s MVNOs. The charge is calculated annually and it is mainly based on NTT Docomo’s mobile data communication infrastructure volume and its related costs, in accordance with the law and the guidelines administrated by the Ministry of Internal Affairs and Communications (“MIC”). For instance, the charge that was applied to our purchasing volume from NTT Docomo during the fiscal year ended March 31, 2016 was based on NTT Docomo’s fiscal year ended March 31, 2015 mobile data communication infrastructure volume and its related costs, and its charge was fixed and notified to NTT Docomo’s MVNOs including us in March 2016. The charge has been applied to not only our purchasing volume during the fiscal year ended March 31, 2016, but also during the fiscal year ended March 31, 2015. We need to apply its own estimated charge from the beginning of a fiscal year until the charge is finalized. As the volume we purchase from NTT Docomo increases, the uncertainty regarding our financial outlook, especially income, could also increase. We may make large-scale investments to enhance our mobile service line-ups in the future. For more discussion on mobile services’ structure, please refer to Item 5.D “Trend Information.”

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

The Japanese domestic market opportunity is anticipated to be limited over the long run mainly due to the declining Japanese population and along with that many Japanese companies heading overseas to seek opportunities. Under such circumstances, we have been enhancing our overseas business developments mainly to expand our customer base and to meet the range of Information Technology (“IT”) network needs of our Japanese customers operating abroad since the fiscal year ended March 31, 2012. Revenues from our overseas business for the fiscal years ended March 31, 2014, 2015 and 2016 were approximately ¥4.1 billion, ¥4.9 billion and ¥5.3 billion, respectively. Although our overseas revenue is still relatively small, if, for example, we fail to offer competitive services and solutions, if we fail to develop customer base for our overseas business, if we fail to acquire enough qualified personnel, or if we invest and contract more network capacity and service facilities than we actually need to serve our customers, due, for example, to our lack of experience in operating overseas business, our limited brand recognition overseas, and change in our domestic customers’ overseas business expansion strategy and refrain from operating overseas business, we may not be able to achieve our expected levels of revenues and profits. Overseas business expansion may impact our domestic business if, for example, we assign many engineers for our overseas business that our domestic business is left with insufficient resources to complete projects. Overseas business operating expenses and costs may increase due, for example, to commencement of cloud computing services, opening of new overseas subsidiaries, increasing employees, and investing in network facilities. Additionally, we may encounter difficulties in planning and managing operations due to unfavorable political or economic factors, such as cultural and religious conflicts, non-compliance with expected business conduct, local regulations and taxation laws, and a lack of adequate infrastructure. Moreover, changes in local regulations, policies, taxation laws, local regulations, business or investment permit approval requirements, foreign exchange controls, or the nationalization of assets or restrictions on the repatriation of returns from foreign investments in major markets and regions may affect our operating results. Also, a failure to maintain adequate controls to comply with regulations such as the U.S. Foreign Corrupt Practices Act (“FCPA”) may harm our reputation and adversely affect our financial results and business operation.

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

In the past, we have invested in our group companies to expand our businesses and generate new businesses. As of June 27, 2016, we have 15 consolidated subsidiaries and eight equity method investees. The financial performance of our consolidated subsidiaries directly affects our financial condition and results of operations and the financial performance of our equity method investees affects our financial condition and results of operations through our pro rata interest in our equity method investments. There can be no assurance that we will be able to maintain or enhance the value or the performance of such companies in which we have invested in or may invest in the future, or that we will achieve the returns or benefits from these investments. We may consider further reorganization of our group companies and there is no guarantee that we will be able to achieve the benefits that we expect from such reorganization. We may provide additional financial support in the form of loans, additional equity investments, guarantees, or leases in such companies. We may lose all or part of our investment relating to such companies if their value decreases as a result of their financial performance or if they go bankrupt. If our interests differ from those of other investors in entities over which we do not exercise control, we may not be able to realize synergies with the investees and it may adversely affect our financial condition and results of operations.

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

IIJ Global Solutions Inc. (“IIJ-Global”), which became our 100% owned consolidated subsidiary on September 1, 2010 after acquiring its stock from AT&T Japan LLC (“AT&T Japan”) for ¥9.2 billion, mainly provides WAN services. For the fiscal years ended March 31, 2015 and 2016, IIJ-Global had ¥25.2 billion and ¥26.2 billion in revenues, respectively, and ¥0.5 billion and ¥0.7 billion in operating income, respectively. The operating income of IIJ-Global increased mainly because of continuous accumulation of orders from enterprise customers. If IIJ-Global cannot achieve our expected levels of revenues and profits, manage costs and expenses in a timely and adequate manner or incurs unexpected expenses, it may adversely affect our financial condition and results of operations. Intangible assets as of March 31, 2016 related to IIJ-Global were ¥4.2 billion, and if IIJ-Global cannot achieve its future expected revenue and profit, we may incur a substantial impairment loss on intangible assets which may adversely affect our financial condition and results of operations. Related to the acquisition of IIJ-Global, IIJ-Global entered into a Solutions Engagement Agreement with IBM Japan Ltd. (“IBM Japan”), IIJ-Global’s largest sales partner. This agreement, which establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, contains an indemnification for IIJ-Global to perform services, functions, responsibilities and others actions in the same way as when the company was a part of AT&T Japan. Failure to perform in this manner may adversely affect our financial condition and results of operations. Furthermore, IIJ-Global and the Company may damage their relationship with IBM Japan, which may indirectly adversely affect our financial condition and results of operations.

Trust Networks Inc. (“Trust Networks”), IIJ's consolidated subsidiary which was established in July 2007, is in charge of the ATM operation business. Trust Networks operates ATMs and the related network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2016, 1,087 ATMs were placed in locations such as Japanese pinball shops (“pachinko parlors”). As of March 31, 2016, IIJ has invested a total of ¥2.6 billion in Trust Networks (79.5% share ownership). For the fiscal years ended March 31, 2015 and 2016, the ATM operation business had ¥3.6 billion and ¥3.9 billion in revenues, respectively, and ¥0.9 billion and ¥1.1 billion in operating income, respectively. If Trust Networks is not able to introduce ATMs in accordance with its plan due, for example, to a longer than expected negotiation period with interested parties including banks, if it does not record ATM withdrawal transactions as anticipated due, for example, to a decrease in the number of pinball players as a result of a declining Japanese population or a decrease in consumer demand prompted by an increase in the Japanese consumption tax rate, if it incurs unexpected additional costs, or if regulations change, it may not be able to achieve its future expected revenue and profit, which may adversely affect our financial condition and results of operations. If the number of serviced ATMs increases, our capital expenditures including capitalized leases may increase due to the leasing or purchasing of ATMs.

As of June 27, 2016, we have eight overseas subsidiaries including IIJ America Inc. (“IIJ-America”) and IIJ Europe Limited (“IIJ-Europe”). In addition to the existing subsidiaries in Singapore, Indonesia, Thailand, China and Hong Kong, we may establish more subsidiaries in Asia to seek greater business opportunities as the need for IT is beginning to increase in the region compared to the United States and Europe, where IT-related markets are already established. However, there is no assurance that we will be able to receive the returns we expect from investing due, for example, to our lack of experience in operating businesses in emerging countries, a failure in offering services that meet local needs, shrinking IT needs and change in the political and diplomatic situation. To enhance our overseas business, we have been managing our overseas subsidiaries, for example, by injecting additional capital into them. In April 2012, we acquired the stocks of Exlayer Global Inc., a holding company with five overseas subsidiaries in the systems integration industry for ¥0.3 billion and made it our consolidated subsidiary, IIJ Exlayer Inc., which we absorbed in January 2014. We injected additional capital of ¥0.2 billion into IIJ-Europe, which was formerly known as IIJ Exlayer Europe Limited, for the fiscal year ended March 31, 2015. Together with IIJ-Global, we injected a total of ¥0.1 billion capital into IIJ Global Solutions Indonesia and a total of ¥0.2 billion into IIJ Global Solutions Singapore Pte. Ltd. (“IIJ-Global Singapore”) for the fiscal year ended March 31, 2016. IIJ-Global alone injected additional capital of ¥0.4 billion and ¥0.1 billion into IIJ Global Solutions China Inc. (“IIJ-Global China”) and IIJ Global Solutions (Thailand) Co., Ltd (“IIJ-Global Thailand”), respectively, for the fiscal year ended March 31, 2016. We injected capital of ¥0.3 billion into PT Biznet Gio Nusantara for the fiscal year ended March 31, 2015. We injected capital of ¥0.2 billion into Leap Solutions Asia Co., Ltd. for the fiscal year ended March 31, 2015. As of March 31, 2016, IIJ and IIJ-Global are lending ¥0.2 billion, ¥0.1 billion, ¥0.2 billion, and ¥0.1 billion to IIJ-Europe, IIJ-Global China, IIJ-Global Singapore and IIJ-Global Thailand, respectively. We may continue to inject additional capital into and/or lend money to the existing and/or new affiliated companies.

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

As of March 31, 2016, the total balance of our intangible assets was approximately ¥9.7 billion, of which ¥6.3 billion was intangible assets not subject to amortization such as goodwill and ¥3.4 billion was intangible assets subject to amortization such as customer relationships. Intangible assets in relation to IIJ-Global and IIJ Technology Inc. (“IIJ-Tech”), former subsidiaries of IIJ, were ¥4.2 billion and ¥4.1 billion, respectively, as of March 31, 2016. The amount of our intangible assets may increase if we conduct mergers, acquisitions or investments in affiliates in the future. We conduct impairment testing of goodwill and indefinite-lived intangible assets annually on March 31 or more frequently if events or changes in circumstances indicate that an asset might be impaired. We conduct impairment testing of definite-lived intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. If the business operations are adversely affected by factors such as significant adverse changes in their business climate and others, we may have an impairment loss as a result of an impairment test on intangible assets. The recognition of any impairment losses on intangible assets may result in material adverse effects on our financial condition and results of operations.

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

Interruptions, errors or delays with respect to our backbone network or service facilities may be caused by human errors, interruptions, errors or delays with carriers’ service facility or natural factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, cyber-attack, human error, computer viruses and other similar events. Much of our computer, networking equipment and the lines that make up our backbone network are concentrated in a few locations that are in earthquake-prone areas. Any disruption, outages, delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage and decreased consumer and corporate customer trust in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.

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

If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose customers.

Our markets are characterized by but not limited to:

•	rapid technological changes, including the shift to new technology-based networks such as IPv6, cloud computing, Software Defined Network (“SDN”) and Network Functions Virtualization (“NFV”),

•	frequent new product and service introductions,

•	continually changing customer requirements, and

•	evolving industry standards.

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

We recognize that it is important for us to have more business resources such as, but not limited to, human resources, customer base, application layer technology and others, in the middle term. We may continuously pursue mergers and acquisitions transactions to scale up our business. The mergers and acquisitions transactions may not always be on good terms and conditions, or bear the results we expect, or have synergistic effect, and we may incur a large loss of goodwill. We may also exhaust time and our resources through mergers and acquisitions.

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

We have invested in non-affiliated companies in order to further expand our business relationships with those companies. We have also invested in available-for-sale equity securities and in funds which invest mainly in unlisted stocks. While we recorded no impairment losses on available-for-sale equity securities for the fiscal year ended March 31, 2016, we may record an impairment loss in the future. The carrying amount of available-for-sale securities was ¥3.9 billion, nonmarketable equity securities was ¥1.9 billion, which includes ¥0.9 billion of investments in funds through a trust, and investments in funds was ¥1.0 billion as of March 31, 2016. We may invest in additional securities of non-affiliated companies or additional funds. However, these securities or funds can be impaired significantly due to changes in the financial condition of non-affiliated companies, general economic conditions in Japan or fluctuations in the Japanese stock markets. Fluctuations in the fair value of these securities or funds in which we have invested may affect our financial results. In addition, should we choose to sell all or a portion of these securities or funds, it is not certain that we will be able to do so on favorable terms.

NTT, IIJ's largest shareholder, could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of our other shareholders.

NTT and its affiliates owned 26.4% of IIJ's outstanding voting shares as of March 31, 2016. As IIJ's largest shareholder, NTT may be able to exercise substantial influence over us. As of June 27, 2016, IIJ has no outside director from NTT among IIJ's 14 directors. While we intend to conduct our day-to-day operations independently from NTT and its affiliate companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interest, which may not be in our interest or that of our other shareholders.

We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.

We rely on telecommunications carriers such as NTT Communications and KDDI for a significant portion of our network backbone, Nippon Telegraph and Telephone East Corporation (“NTT East”), Nippon Telegraph Telephone West Corporation (“NTT West”) and KDDI for local access lines for our customers and NTT Docomo and KDDI for mobile connectivity as an MVNO. We procure significant portions of our network backbone and data center facilities pursuant to operating lease agreements with NTT Group, our largest provider of network infrastructure. For the fiscal year ended March 31, 2016, we have spent ¥23.0 billion in the aggregate for international and domestic backbone, local access lines, mobile connectivity and lines for WAN services to NTT Group. As of March 31, 2016, we had ¥1.8 billion of lease obligations with NTT FINANCE CORPORATION (“NTT FINANCE”). We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.

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

IIJ issued 4,700,000 new shares of common stock by way of a public offering in July 2013 and 700,000 new shares by way of a third-party allotment in connection with a secondary offering of shares by way of an over-allotment in August 2013. With this equity finance and the current stable cash flow, in our opinion, our working capital is sufficient for our present requirements. For future strategic M&A transactions and/or large scale business investments, we may choose to raise additional funds from the issuance of equity shares of IIJ’s common stock or securities convertible into IIJ’s common stock, in which case existing shareholders may incur substantial dilution.

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

IIJ is incorporated under the Corporation Law of Japan as a joint stock corporation under the name Internet Initiative Japan Inc. IIJ was incorporated in December 1992 and operates under the laws of Japan.

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

We started to provide our mobile access services for enterprise as an MVNO in January 2008. From February 2012, we also started to offer our mobile services to consumers which became popular in recent years because of their cost-effectiveness; accordingly, mobile services for consumers are one of our strong growth drivers.

From December 2009, we began proving our cloud computing services under the service name “IIJ GIO.” We invest in infrastructures, such as servers, network equipment, virtualization software and data center facilities for IIJ GIO and provide them to users as an Infrastructure as a Service (“IaaS”) platform service basically for a monthly fee. IIJ GIO consists mainly of two types, (1) IIJ GIO/Hosting Package and (2) IIJ GIO/Component. IIJ GIO/Hosting Package is a line-up of services for an all-in-one non-customizable packaged cloud computing service and IIJ GIO/Component is a line-up of services for a semi-customizable cloud computing service. The cloud computing service in Japan is still in its start-up phase and it is anticipated that the market in Japan should grow in the middle term. In November 2015, we launched a new service platform “IIJ GIO Infrastructure P2” for our cloud services. The service provides reliable public cloud infrastructure with increased processing performance as well as private cloud infrastructure.

We have eight overseas subsidiaries in the United States, the United Kingdom, Germany, China, Singapore, Hong Kong, Thailand and Indonesia as of June 27, 2016. We have been enhancing our overseas business primarily to fulfill the broad range of IT network related needs of our Japanese customers who are headed abroad to expand their overseas business. As of June 27, 2016 we provide cloud computing services in the United States, the United Kingdom, China, Singapore, Indonesia, and Thailand.

In addition, we conduct the ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and ATM network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2016, 1,087 ATMs were in operation.

Currently, we have two business segments: a network services and systems integration business segment and an ATM operation business segment. Our network services and systems integration business segment is comprised of Internet connectivity services for enterprise and consumers, WAN services, outsourcing services, systems integration and equipment sales.

	For the fiscal year ended March 31, (millions of yen, except for percentage data)
	2014		2015		2016
Internet connectivity services	¥22,610	19.8%	¥24,572	20.0%	¥32,853	23.4%
WAN services	25,006	21.9	24,326	19.8	25,177	17.9
Outsourcing services	19,670	17.2	20,108	16.3	21,266	15.1
Systems construction	18,673	16.3	20,437	16.6	21,145	15.0
Systems operation and maintenance	23,796	20.8	27,800	22.6	33,043	23.5
Equipment sales	1,690	1.5	2,167	1.8	3,275	2.3
ATM operation business	2,827	2.5	3,640	2.9	3,889	2.8
Total revenues:	¥114,272	100.0%	¥123,050	100.0%	¥140,648	100.0%

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

	As of March 31,
	2012	2013	2014	2015	2016
Internet connectivity services (enterprise):
IP Service (-99 Mbps)	923	905	847	763	690
IP Service (100 Mbps – 999 Mbps)	344	401	448	504	532
IP Service (1 Gbps –)	132	207	271	340	367
IIJ Data Center Connectivity Service	323	306	288	278	270
IIJ FiberAccess/F and IIJ DSL/F (broadband services)	44,510	48,940	56,384	62,926	75,932
IIJ Mobile Service	46,532	74,366	127,057	187,429	431,030
IIJ Mobile Platform Service	0	9,903	32,253	67,434	250,757
Others	1,246	1,338	1,293	1,309	1,246
Total Internet connectivity service (enterprise) subscriptions	94,010	126,463	186,588	253,549	510,067

Internet connectivity services (consumer):
IIJ	243,087	328,558	626,577	891,519	1,230,600
hi-ho	154,032	149,497	158,233	157,208	146,305
Total Internet connectivity service (consumer) subscriptions	397,119	478,055	784,810	1,048,727	1,376,905

23

_____________________

*1. Numbers in the table show number of contracts except for “IIJ Mobile service,” “IIJ” and “hi-ho” which show number of subscriptions.

*2. From Form 20-F for the fiscal year ended March 31, 2016, the following changes are made to the table:

(1)	Number of subscriptions related to “IIJ Mobile MVNO platform services” is now classified under “IIJ Mobile service” in Internet connectivity services (enterprise). They were formerly classified under “OEM” in Internet connectivity services (consumer).
(2)	A counting unit of mobile related services has been changed from number of contracts to number of subscriptions.
(3)	Under Internet connectivity services (consumer), what were formerly known as “Under IIJ brand” and “OEM” are now merged under a newly created category “IIJ.”

(4) Number of subscriptions for prepaid SIM cards are added to “IIJ” in Internet connectivity services (consumer).

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

IIJ Mobile Service. This service provides wireless 3G and LTE Internet connectivity services to enterprise customers as an MVNO. We use the wireless networks of NTT Docomo and KDDI, which we added to our service-lineups from April 2015. We used to use EMOBILE Ltd’s wireless network for this service, but on May 31, 2016 our mobile services using EMOBILE network were terminated. We offer mobile services based on our MVNO infrastructure to meet corporate customers’ needs. Such needs include remote access solutions, which are wireless solutions that allow employees working outside of an office to access work-related files, and other needs including M2M connectivity and MVNO platform services.

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

In February 2012, we launched LTE mobile data communications services for consumers in which we offer inexpensive LTE SIM cards to consumers by purchasing NTT Docomo’s mobile infrastructure as an MVNO. We provide the service from the same MVNO infrastructure from which we provide mobile data communications services to enterprises which we launched in January 2008. We mainly offer data communications services in a postpaid scheme with a minimum contract period of one month. The minimum monthly charge is ¥900 with bundled high-speed data volume of 3 GB through one SIM card. The maximum basic monthly charge is ¥2,560 with bundled high-speed data volume of 10 GB which can be shared among up to ten SIM cards. If a customer exceeds the bundled high-speed data volume, consumer can purchase what we call a “coupon card” which is charged with either 500MB or 2GB high-speed data volume for ¥1,500 and ¥3,000 respectively. We started offering voice function as an optional service with a monthly charge of ¥700 and ¥20 for every 30 seconds for domestic telephone charge from April 2014. We started to accept Mobile Number Portability (“MNP”) transactions from April 2014. We also offer LTE SIM cards through prepaid schemes not only for domestic customers but also for foreigners visiting Japan. “Japan Travel SIM powered by IIJmio” is the service name and the card includes either 1GB of high speed data for 30 days or 2GB of high-speed data for a three-month period for approximately ¥2,700 and ¥4,000 respectively, depending on the sales channel. The prices mentioned here are as of June 2016.

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

We develop, provide, and invest in a cloud-based foreign exchange (“FX”) platform which we mainly provide to financial institutions such as securities brokers and FX trading companies who pay monthly fees primarily based on the volume of transactions.

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

SEIL Series. In August 1998, we introduced our first SEIL series which was compatible with ISDN. We released our first high-end in-house developed router which was compatible with broadband in August 1998. As of June 27, 2016 there are SEIL/B1, SEIL/X series and SEIL/x2. With the SMF feature, which provides auto-configuration features, it enables customers to create a VPN network simply by connecting the network to SEIL WAN interface.

ATM Operation Business

Our ATM operation business is conducted by our consolidated subsidiary, Trust Networks, which operates ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2016, 1,087 ATMs were in operation in places such as Japanese pachinko parlors.

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

Backbone

Leased lines

Our network is anchored by our extensive Internet backbone that extends throughout Japan, and to the United States, the United Kingdom, Singapore and Hong Kong. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity. As of June 27, 2016, the total capacity between Japan and the United States was 409.6 Gbps.

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

The table below lists the total number of contracts comprising IIJ’s backbone network as of March 31, 2015 and March 31, 2016. Each contract represents one physical line. The largest contract accounts for only approximately 4% of the total contracted amount.

Total Number of Contracts Comprising IIJ's Backbone Network

	As of March 31, 2015	As of March 31, 2016
Number of Contracts comprising IIJ’s backbone network
NTT Group	99	63
KDDI	50	41
Others	51	35
Total	200	139

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

The table below shows our backbone cost related to leasing lines.

Backbone Cost related to Leased Lines

	For the fiscal year ended March 31, (millions of yen)
	2012	2013	2014	2015	2016
Backbone cost	¥3,371	¥3,535	¥3,764	¥3,744	¥3,638

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

Points of Presence

POPs are the main points at which our customers connect to our backbone. We provide Internet connectivity from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of June 27, 2016, we operate 30 primary POPs for dedicated access and one universal POP for nationwide dial-up access in Japan. The universal POP can be accessed from anywhere in Japan with a minimum local telephone charge.

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

Internet Data Centers

As of June 27, 2016, we operate 26 Internet data centers, 20 in Japan and six abroad; seven in Tokyo, three in Osaka, two each in Yokohama and Nagoya, and one each in Saitama, Sapporo, Sendai, Kyoto, Fukuoka, Matsue, New York, San Jose, Los Angeles, London, Shanghai and Singapore. These data centers are specifically designed for application hosting, IIJ GIO services, co-location services and high capacity access to our networks. Excluding the container-based module type data center in Matsue, our data centers are leased. In Japan, they are mainly leased from NTT Communications, ITOCHU Techno-Solutions Corporation, Mitsubishi Corporation, and KDDI. The container-based module type data center in Matsue is directly owned and operated by us.

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

Our Group Companies

We offer our services directly and with our group companies. As of June 27, 2016, we had 15 consolidated subsidiaries and eight equity method investees. Our group companies work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and market our services and products together as a group and offer as a group our total network solutions. ATM operation business is conducted by Trust Networks.

The table below sets out our group companies, including our major subsidiaries and equity method investees and our direct and indirect ownership of each of them as of March 31, 2016:

Company Name	Jurisdiction of Incorporation	Proportion of ownership and voting interest
Consolidated Subsidiaries:
IIJ Global Solutions Inc.	Japan	100.0%
IIJ Engineering Inc.	Japan	100.0%
hi-ho Inc.	Japan	100.0%
Trust Networks Inc.	Japan	79.5%
IIJ Innovation Institute Inc.	Japan	100.0%
Net Chart Japan Inc.	Japan	100.0%
RYUKOSHA NETWARE Inc.	Japan	100.0%
IIJ America Inc.	U.S.A.	100.0%
IIJ Europe Limited	U.K.	100.0%
IIJ Global Solutions China Inc.	China	100.0	%(1)
IIJ Global Solutions Singapore Pte. Ltd.	Singapore	100.0	%(2)
and four other subsidiaries(3)
Equity method investees:
Trinity Inc.	Japan	33.8%
INTERNET MULTIFEED CO.	Japan	33.0%
Internet Revolution Inc.	Japan	30.0%
PT Biznet Gio Nusantara	Indonesia	40.0%
Leap Solutions Asia co. Ltd.	Thailand	40.0%
and three other equity method investees(4)

(1)	100% owned subsidiary of IIJ Global Solutions Inc.
(2)	IIJ owned a 51.1% voting interest directly and a 48.9% indirectly through IIJ-Global.
(3)	The four other subsidiaries are IIJ Deutschland GmbH, IIJ Global Solutions Hong Kong Ltd., IIJ-Global Solutions (Thailand) Co., Ltd., and PT. IIJ Global Solutions Indonesia.
(4)	The three other equity method investees are Appiaries Corporation, KIS, Inc, and e-CORPORATION.JP. Ltd.

IIJ Global Solutions Inc.

On September 1, 2010, IIJ acquired 100% of the equity of IIJ-Global from AT&T Japan for the amount of ¥9.2 billion. IIJ-Global is incorporated under the laws of Japan. IIJ-Global provides mainly domestic network outsourcing service businesses, such as WAN services. To fulfill the demands of our Japanese clients that are headed abroad to expand their overseas business, together with IIJ, IIJ-Global has been enhancing its business abroad in Asian countries such as China, Singapore and Thailand. As of March 31, 2016, IIJ-Global had 338 employees, 16 of whom were seconded from IIJ.

IIJ Engineering Inc.

IIJ Engineering Inc. (“IIJ-EG”), whose name has been changed from Net Care, Inc. as of October 1, 2014, provides a broad array of support services, from monitoring and troubleshooting to network operations and data center operations. As of March 31, 2016, IIJ-EG had 453 employees, 18 of whom were seconded from IIJ.

hi-ho Inc.

hi-ho Inc. (“hi-ho”) provides Internet connectivity services for consumers under hi-ho brand. As of March 31, 2016, hi-ho had 27 employees, three of whom were seconded from IIJ.

Trust Networks Inc.

Trust Networks Inc. (“Trust Networks”) was established in July 2007 and IIJ had invested a total of ¥2.6 billion in Trust Networks as of March 31, 2016 (79.5% ownership). Trust Networks operates bank ATMs and its network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2016, Trust Networks had 1,087 ATMs in operation. As of March 31, 2016, Trust Networks had 14 employees, ten of whom were seconded from IIJ.

IIJ Innovation Institute Inc.

IIJ Innovation Institute Inc. (“IIJ-II”) mainly engages in research and development of basic Internet-related technology. On July 1, 2009, IIJ Research Laboratory, one of the research departments of IIJ, was transferred to IIJ-II to strengthen the Group research and development by reclassifying the Group research and development organization. As of March 31, 2016, IIJ-II had 19 employees, all of whom were seconded from IIJ.

Net Chart Japan Inc.

Net Chart Japan Inc. (“NCJ”) provides network construction services that are mainly related to Local Area Networks, such as installation and configuration of equipment, wiring following network installation, and installation and operation support for applications. As of March 31, 2016, NCJ had 75 employees.

RYUKOSHA NETWARE Inc.

RYUKOSHA NETWARE Inc. (“RYUKOSHA”) engages in human resources outsourcing, including systems operation and service support. RYUKOSHA became IIJ’s wholly owned subsidiary as of December 1, 2014. As of March 31, 2016, RYUKOSHA had 285 employees.

IIJ America Inc.

IIJ America Inc. (“IIJ-America”) is a U.S.-based ISP that also provides cloud computing services and offers systems integration solutions, catering primarily to the U.S.-based operations of Japanese companies. As of March 31, 2016, IIJ-America had 39 employees, nine of whom were seconded from IIJ.

IIJ Europe Limited

IIJ Europe Limited (“IIJ-Europe”) offers systems integration, Internet connectivity services and cloud computing services primarily to Japanese companies operating in Europe. As of March 31, 2016, IIJ-Europe had 57 employees, three of whom were seconded from IIJ.

IIJ Global Solutions China Inc.

IIJ-Global Solutions China Inc. (“IIJ-Global China”) is a China-based systems integrator and cloud computing services provider catering primarily to China-based operations of Japanese companies. As of March 31, 2016, IIJ-Global China had 18 employees.

IIJ Global Solutions Singapore Pte. Ltd.

IIJ-Global Solutions Singapore Pte. Ltd. (“IIJ-Global Singapore”) is a Singapore-based systems integrator and cloud computing services provider catering primarily to Singapore-based operations of Japanese companies. As of March 31, 2016, IIJ-Global Singapore had 15 employees.

Trinity Inc.

Trinity Inc. (“Trinity”) is one of the subsidiaries of Hirata Corporation, which manages customer loyalty reward program systems. As of March 31, 2016, Trinity is our equity method investee with a 33.8% ownership.

INTERNET MULTIFEED CO.

INTERNET MULTIFEED CO. (“Multifeed”) provides high-speed Internet eXchange (“IX” — where major ISPs exchange network traffic) service. Its technology was developed jointly with the NTT Group. Multifeed operates IXs named JPNAP. As of March 31, 2016, Multifeed is our equity method investee with a 33.0% ownership.

Internet Revolution Inc.

In February 2006, IIJ and Konami Corporation established a joint venture company, Internet Revolution Inc. (“i-revo”) initially to operate a portal website. i-revo now provides operation of gaming platform for the Konami Group. As of March 31, 2016, i-revo is our equity method investee with a 30.0% ownership.

PT Biznet Gio Nusantara

In January 2015, IIJ and Biznet Networks, a major communications services company in Indonesia, established a joint venture company, PT Biznet Gio Nusantara (“PT Biznet GIO”), to offer public and private cloud computing services mainly to local companies in Indonesia. As of March 31, 2016, PT Biznet GIO is our equity method investee with a 40.0% ownership.

Leap Solutions Asia co. Ltd.

In February 2016, IIJ and T.C.C. Technology Co., Ltd., a leading data center and IT infrastructure service provider in Thailand, established a joint venture company, Leap Solutions Asia co. Ltd., to provide full-scale cloud services in Thailand. As of March 31, 2016, Leap Solutions Asia Co. Ltd., is our equity method investee with a 40.0% ownership.

Capital Expenditures

The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three fiscal years.

	For the fiscal year ended March 31,
	2014	2015	2016
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥12,560	¥11,835	¥14,812

_____________________

(1)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.”

Most of our capital expenditures, which are funded largely by cash generated from operations, proceeds from issuance of common stock, and leases, relate primarily to the development, expansion, improvement and maintenance of our network and service infrastructures and of our own internal back-office systems. The investments are mostly for routers, servers, network equipment, containers for our container type data centers and other facilities necessary to offer services related to our network and software. Capital expenditures for the fiscal year ended March 31, 2016 increased compared with the previous fiscal year mainly because capital expenditures related to cloud computing services increased along with the development of new cloud services.

We estimate that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2017 related to our network services and systems integration business will be slightly higher than the amount for the fiscal year ended March 31, 2016.

Seasonality

See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues, including related equipment sales revenues.”

Sales and Marketing

Our sales headquarters are located in Tokyo. In addition, we have eight branches, Osaka, Nagoya, Fukuoka, Sapporo, Sendai, Yokohama, Toyama, and Hiroshima and two offices in Toyota and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2016, we had 516 employees, on a consolidated basis, working in sales and marketing. The Business Unit, where our domestic sales and marketing employees are assigned, is divided into twelve divisions and two departments:

•	Enterprise Business Divisions 1 and 2 focus on selling total network solutions and work with large corporate clients, including manufacturers and retail companies.

•	Service Product Business Division focuses on promoting “IIJ GIO Infrastructure P2” and “IIJ Omnibus Services,” two of our new services and also focuses on enhancing partner business.

•	Financial Systems Business Division focuses on selling its total network solutions and work with financial institutions.

•	Government, Public & Educational Organization Business Division focuses on selling total network solutions and works with governmental institutions, and universities and other schools.

•	West Japan Business Division focuses on developing and strengthening partnerships with customers in the western Japan area. Sales personnel in branch and sales offices are part of this division.

•	Central Japan Business Division focuses on developing and strengthening partnerships with customers in the central Japan area such as Nagoya. Sales personnel in branch and sales offices are part of this division

•	East Japan Business Division focuses on developing and strengthening partnerships with customers in the eastern Japan area except for the Kanto area. Sales personnel in branch and sales offices are part of this division.

•	Enterprise Business System Development Division is comprised of pre-sales engineers who focus on meeting specific IT needs of corporations by, for example, integrating network services and systems integration.

•	Outsourcing Division focuses on promoting business enterprises to outsource their IT systems by offering needed services and/or operating systems for them.

•	Marketing Division focuses mainly on setting the tariff pricing for each of IIJ’s services, makes and conducts promotion plans related to its products and services as well as strengthening partnerships with sales agents such as systems integrators to expand our marketing reach.

•	Global Business Division is in charge of planning and administration of overseas business development.

•	Operation Management Department is in charge of back office operations such as those related to processing sales orders for business divisions.

•	Strategic Business Department focuses on promoting the sales of our focused services such as IIJ GIO services, IP services, security-related services, mobile services and corporate network solutions.

•	Business Unit Management Department is in charge of back office operations such as those related to processing sales order for business divisions.

Customers

As of March 31, 2016, we had over 8,500 business and other institutional customers and approximately 1.4 million individuals including individual customers subscribing to our mobile and OEM services. Our main customers continue to be major corporations, including ISPs.

Research and Development

Research and Development Organization

Our research and development activities are conducted by IIJ Innovation Institute (“IIJ-II”) and IIJ’s internal organizations in charge of technology.

IIJ Innovation Institute. IIJ established IIJ-II in June 2008 as a wholly-owned subsidiary, which engages in research and development of basic Internet-related technology development. In July 2009, IIJ Research Laboratory, which was established as a research organization of IIJ in April 1998 to engage in new basic network technologies, was transferred to IIJ-II to reorganize and strengthen the Group's research and development capabilities. IIJ-II is currently participating in various research and development activities in cooperation with organizations from the private and academic sectors. IIJ-II is engaged in research and development activities related to big data, cloud computing-related research and development, security related research, e-mail technologies and network traffic analysis, the deployment and implementation of IPv6, among various other activities.

IIJ’s internal organizations in charge of technology. IIJ’s internal organizations such as the Service Product Business Division, Infrastructure Division, the Network Division, and the Cloud Division, play an important role in the research and development of technologies to be applied to our services and solutions, collect information, evaluate new technology and conduct business expansion.

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

In furtherance of these objectives, our research and development efforts currently are focused on a variety of projects, including:

•	research and development of the basic technologies for cloud computing-related technology including SDN platform software,
•	research and development of methodology to solve the technical problems of the current cloud computing systems,
•	research and development of the basic technologies for a storage system for a wide area data center operation to enable flexible location and relocation of virtual machines,
•	research and development of methodology to construct a virtualized large-scale data center with an assembly of a small-scale data center,
•	research and improvement of a next generation container-based module type data center using indirect and/or outside-air cooling systems year-round,
•	research and development of electric feeding methodology with high efficiency, and adoption to a next generation container-based module type data center,
•	development and commercialization of cloud-based Power Metering System (PMS) Service Platform, a system platform for providing services that make use of smart meter,
•	research of Internet traffic monitoring and management,
•	research relating to the behavior of Internet routing systems,
•	research and development of IPv6-based communication technology,
36

•	continued improvement of our SEIL router and SMF, systems which we developed specifically to be integrated into IIJ’s network-related services,
•	research relating to the methodology of configuration of routers and other servers, and
•	research and development of the Distributed and Parallel Processing Platform for very large data sets.

Our research and development expenses averaged less than 1.0% of total revenues for the past three consecutive years. For the fiscal years ended March 31, 2014, 2015 and 2016, our research and development expenses were ¥421 million, ¥441 million and ¥455 million, respectively, most of which were for personnel expenses. The level of research and development expenditures is low in relation to our total costs primarily because we do not engage in extensive research and development of new technologies and products that require large investments. Rather, as noted above, we are intensively engaged in research and development related to our ongoing business. We focus on monitoring developments in the industry and in developing new and innovative services and applications by utilizing and enhancing existing technologies and products.

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

Licenses

For us to provide certain services to our customers, we have, as a licensee, entered into license agreements with suppliers including Trend Micro Incorporated, RSA Security Inc., NRI Secure Technologies, Ltd., McAfee, Inc. (Intel Security), Microsoft Japan Co., Ltd., Adobe Systems Software Ireland Limited and Oracle Corporation Japan.

We have purchased licenses from these suppliers in accordance with customer demands for our services.

Trademarks

We have applied for trademark registrations of our corporate name, “Internet Initiative Japan Inc.” and certain other corporate and product names in Japan, the United States and certain European and Asian countries.

Patents

We have applied for patent registrations in relation to our technology in Japan and the United States. As of June 27, 2016, ten registrations had been granted, with one pending application. The latest acquired patent is for technology to implement connection credentials using both ID of access point and media access control address of terminal devices in a network environment that has multiple access points.

Legal Proceedings

We are involved in normal claims and other legal proceedings in the ordinary course of business. We are not involved in any litigation or other legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on us or our operations.

Regulations of the Telecommunications Industry in Japan

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

Start-up of Services

•	Registration/Notification

Registration with the Minister of the MIC is required for start-up telecommunications businesses that intend to provide telecommunications services. However, for telecommunications businesses which meet either of the following two requirements, only a notification to the Minister of the MIC is required: (i) the scale of the telecommunications circuit facilities which are to be installed and the scope of the area covered thereby do not exceed a certain threshold established by the ministerial ordinance of the MIC (i.e., areas of installation of terminal-related transmission facilities are limited to a single municipality (city, town or village) and areas of installation of relay-related transmission facilities are limited to a single prefecture) or (ii) telecommunications circuit facilities to be installed fall within a certain category of radio facilities as set forth in the Radio Act (i.e., radio facilities which conduct radio communications (except for basic broadcasting) as well as basic broadcasting). Our business is subject to this latter notification requirement.

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

(1)	telecommunications carrier that installs telecommunications circuit facilities

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

•	Telecommunications carriers that install telecommunications circuit facilities, that provide Universal Telecommunications Services or that are Carriers without Circuit Facilities shall establish their own administrative rules governing said telecommunications facilities in accordance with the ministerial ordinance of the MIC in order to ensure the reliable and stable provision of telecommunications services. These administrative rules shall provide the necessary rules with which said telecommunications carriers shall comply with respect to the policy, the structure and the method of the administration of the telecommunication facilities and the appointment of the general administrator of the telecommunication facilities in accordance with the ministerial ordinance of the MIC. Telecommunications carriers that install telecommunications circuit facilities and telecommunications carriers that provide Universal Telecommunications Services shall submit such administrative rules to the Minister of the MIC prior to the commencement of operations and Carriers without Circuit Facilities must submit them within three months after the date they are designated as Carriers without Circuit Facilities by the Minister of the MIC as above. When these telecommunications carriers amend their administrative rules, they shall submit a notification in respect of the amended matters to the Minister of the MIC without delay.

•	Although the regulations described above currently do not apply to us, there is a possibility that we will be designated as a Carrier without Circuit Facilities in the future depending on the increase of the number of users of our telecommunications services.

Protection of users

•	Telecommunications carriers, as well as business operators that are entrusted by telecommunications carriers with acting as an intermediary in entering into contracts relating to telecommunications services, etc., are required to explain, in accordance with the ministerial ordinance of the MIC, to users (except for uses who are telecommunications carriers) an outline of charges and other terms and conditions of their services, when entering into certain contracts with users in relation to telecommunications services as specified in the Telecommunications Business Law.

•	Telecommunications carriers shall, when the said contracts are validly established, prepare documents containing items as specified in the ministerial ordinance of the MIC and deliver such documents to the users. Telecommunications carriers may, by obtaining the approval of the users, provide the users with the said documents by electromagnetic means in lieu of the delivery of them, in accordance with the ministerial ordinance of the MIC.

•	Telecommunications carriers are required, when a user offers to cancel a contract relating to telecommunications services as specified under the Telecommunications Business Law within a certain period after the receipt of the said document, to accept cancellation of the contract without demanding that the user pay any compensation or cancellation fees, etc. (except for charges for the telecommunications services provided before the cancellation and other charges as specified in the ministerial ordinance of the MIC).

•	When telecommunications carriers entrust a business operator with acting as an intermediary in entering into contracts relating to telecommunications services and/or performing other business activities incidental thereto, telecommunications carriers shall exercise supervision and necessary measures over them in order to ensure the proper and secure execution of such entrusted business, in accordance with the ministerial ordinance of the MIC.

Order to Improve Business Activities

•	The Minister of the MIC may, if it is deemed that business activities of a telecommunications carrier fall under inappropriate cases set forth in the Telecommunications Business Law, insofar as it is necessary to ensure the users’ benefit or the public interest, order the telecommunications carrier to take actions to improve operations methods or other measures.

Right of Way Privilege for Authorized Carriers

•	A telecommunications carrier which is engaged, or intends to engage, in the telecommunications business by installing telecommunications circuit facilities and which wishes to have the privileged use of land or other public utilities for circuit facilities deployment, must obtain authorization for the entire or a part of the relevant telecommunications business from the Minister of the MIC.

Merger, Business Transfer or Divestiture of Carriers

•	Post facto notification to the Minister of the MIC without delay is required.

Business Suspension, Abolition or Dissolution of Carriers

•	Post facto notification to the Minister of the MIC without delay is required. Prior announcement of withdrawals to service users is required in accordance with ministerial ordinances of the MIC.

Foreign Capital Participation

•	Prior notification is required under the Foreign Exchange and Foreign Trade Law for the acquisition of shares of telecommunications carriers to which registration for start-up services is applicable. This is not applicable to purchasers of ADSs. The one-third foreign ownership restriction is applicable only to NTT East and NTT West.

C.	Organizational Structure

The information required by this item is included in “Our Group Companies” above.

D.	Property, Plant and Equipment

Property and equipment recorded on our consolidated balance sheet as of March 31, 2015 and March 31, 2016 consisted of the following:

	As of March 31
	2015	2016
	(millions of yen)
Data communications equipment	¥11,159	¥14,356
Office and other equipment	2,746	2,065
Land	538	538
Buildings	1,645	1,663
Leasehold improvements	3,798	3,904
Capitalized software	24,805	28,815
Assets under capital leases, primarily data communications equipment	24,271	28,329
Total	68,962	79,670

Less accumulated depreciation and amortization	(39,592)	(45,346)
Property and equipment-net	¥29,370	¥34,324

Our fixed assets consist mainly of (i) data communications equipment necessary to offer services on our network, such as routers, servers and other network equipment, which are mainly acquired under capital leases and (ii) software, such as that for back-office systems, virtualization software and others for cloud computing services, FX service application software and others. Most of our property and equipment are located in Japan. The above-mentioned property and equipment consists of many relatively small assets and, as of March 31, 2016, we did not own any major land, buildings or facilities such as factories except for the properties related to the container-based module type data center in Matsue. The container-based module type data center in Matsue is directly owned and operated by us. Other than the above assets recorded on our consolidated balance sheet, we use operating lease assets such as backbone lines, local access line, office premises, and network operation centers. There are no known environmental issues that may affect our utilization of our property and equipment.

Please also see “Network” above and Note 7 “Property and Equipment” and Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

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

We entered into the ATM operation business through our subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and its network systems to provide ATM service and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2016, 1,087 ATMs were in operation in places such as Japanese pachinko parlors.

Currently, we have two business segments: the network services and systems integration business and the ATM operation business. Our network services and systems integration business is comprised of Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales.

For the fiscal year ended March 31, 2016, net revenues of network services and systems integration business and ATM operation business before elimination of intersegment revenues were ¥137.1 billion and ¥3.9 billion, respectively. Our consolidated net revenue for the fiscal year ended March 31, 2016 was ¥140.6 billion.

Most of our revenues are from customers operating in Japan.

We refer to our subsidiaries and equity method investees as our group companies, and we have invested heavily in and exercise significant influence over these companies. For the fiscal year ended March 31, 2016, we consolidated all of our 15 subsidiaries. In addition, we had eight equity method investees. For descriptions and the history of our group companies, see “Our Group Companies” in Item 4.B.

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

	Fiscal year ended March 31,
	2014		2015		2016
	(millions of yen except for percentage data)
REVENUES:
Network services:
Internet connectivity services (enterprise)	¥16,585	14.5%	¥16,350	13.3%	¥17,597	12.5%
Internet connectivity services (consumer)	6,025	5.3	8,222	6.7	15,256	10.9
WAN services	25,006	21.9	24,326	19.8	25,177	17.9
Outsourcing services	19,670	17.2	20,108	16.3	21,266	15.1
Total	67,286	58.9	69,006	56.1	79,296	56.4
Systems integration:
Systems construction	18,673	16.3	20,437	16.6	21,145	15.0
Systems operation and maintenance	23,796	20.8	27,800	22.6	33,043	23.5
Total	42,469	37.1	48,237	39.2	54,188	38.5
Equipment sales	1,690	1.5	2,167	1.7	3,275	2.3
ATM operation business	2,827	2.5	3,640	3.0	3,889	2.8
Total revenues	114,272	100.0	123,050	100.0	140,648	100.0

COSTS AND EXPENSES:
Cost of network services:
Backbone cost	3,762	3.3	3,741	3.0	3,636	2.6
Local access line cost	22,469	19.7	21,860	17.8	22,913	16.3
Other connectivity cost	398	0.3	431	0.3	454	0.3
Depreciation and amortization	3,480	3.0	3,929	3.2	4,458	3.2
Other	22,937	20.1	24,971	20.3	32,778	23.3
Total cost of network services	53,046	46.4	54,932	44.6	64,239	45.7
Cost of systems integration:
Cost of equipment sales related to systems integration	7,529	6.6	9,240	7.5	7,919	5.6
Other	28,981	25.4	32,322	26.3	38,307	27.3
Total cost of systems integration	36,510	32.0	41,562	33.8	46,226	32.9
Cost of equipment sales	1,527	1.3	1,932	1.6	2,969	2.1
Cost of ATM operation business	2,123	1.9	2,552	2.1	2,559	1.8
Total costs	93,206	81.6	100,978	82.1	115,993	82.5
Sales and marketing	8,548	7.5	9,188	7.5	10,589	7.5
General and administrative	6,374	5.5	7,368	6.0	7,471	5.3
Research and development	421	0.4	441	0.3	455	0.3
Total costs and expenses	108,549	95.0	117,975	95.9	134,508	95.6
OPERATING INCOME	5,723	5.0	5,075	4.1	6,140	4.4
OTHER INCOME (EXPENSES):
Dividend income	51	0.0	63	0.1	93	0.0
Interest income	27	0.0	23	0.0	28	0.0
Interest expense	(256)	(0.2)	(238)	(0.2)	(241)	(0.0)
Foreign exchange gain (loss), net	219	0.2	(5)	(0.0)	(71)	(0.0)
Net gain on sales of other investments	108	0.1	41	0.0	24	0.0
Net gain on other investments	313	0.3	-	-	-	-
Impairment of other investments	-	-	(29)	(0.0)	(15)	(0.0)
Other—net	90	0.1	209	0.2	235	0.0
Other income (expenses) — net	552	0.5	64	0.1	53	0.0
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	6,275	5.5%	5,139	4.2%	6,193	4.4%

	Fiscal year ended March 31,
	2014		2015		2016
	(millions of yen except for percentage data)

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	6,275	5.5	5,139	4.2	6,193	4.4
INCOME TAX EXPENSE	1,795	1.6	1,897	1.5	2,183	1.5
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	204	0.2	155	0.1	180	0.1
NET INCOME	4,684	4.1	3,397	2.8	4,190	3.0
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(242)	(0.2)	(75)	(0.1)	(152)	(0.1)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥4,442	3.9%	¥3,322	2.7%	¥4,038	2.9%

_________________

The Fiscal Year Ended March 31, 2016 Compared to the Fiscal Year Ended March 31, 2015

Total revenues

Our total revenues were ¥140.6 billion for the fiscal year ended March 31, 2016, an increase of 14.3% compared to ¥123.1 billion for the previous fiscal year mainly due to the increase in the revenue for mobile services for consumers and the increase in system integration revenues.

Network Services revenues.

Revenues from network services, which comprise our Internet connectivity services for enterprise, Internet connectivity services for consumers, WAN services and outsourcing services, increased by 14.9% to ¥79.3 billion for the fiscal year ended March 31, 2016 from ¥69.0 billion for the previous fiscal year.

Internet connectivity services for enterprise. Revenues for Internet connectivity services for enterprise depend on customers’ bandwidth usage, the number of contracts and pricing for connectivity services. Revenues increased by 7.6% to ¥17.6 billion for the fiscal year ended March 31, 2016 from ¥16.4 billion for the previous fiscal year. IP connectivity service revenue decreased by 1.6% to ¥9.7 billion for the fiscal year ended March 31, 2016 from ¥9.8 billion for the previous fiscal year because IP services revenue per contract decreased while the total contracted bandwidth increased. Revenues for mobile services for enterprise increased by 45.7% to ¥4.6 billion for the fiscal year ended March 31, 2016 from ¥3.1 billion for the previous fiscal year. The increase was mainly because of the increase in MVNE solution services revenues. The number of MVNE business clients continued to increase and their business volume also expanded. The increase in mobile related services revenues covered the decrease in IP services revenues. Although we do not expect prices of Internet connectivity services to increase significantly in the fiscal year ending March 31, 2017, we anticipate that customer demand, especially network business operators’ demand, for broader IP bandwidth should contribute to our revenue growth as the use of broader IP by corporate customers expands. We shall also focus on acquiring new customers and contracts as well as increasing the bandwidth usage of existing customers by maintaining the quality of our services to differentiate them from those of our competitors. We expect MVNE solution services to contribute to continuous growth of mobile services revenues along with rapid MVNO market expansion.

Internet connectivity services for consumers. Revenues for Internet connectivity services for consumers depend on the number of service contracts and pricing. For the fiscal year ended March 31, 2016, revenues increased by 85.5% to ¥15.3 billion from ¥8.2 billion for the previous fiscal year. For the fiscal year ended March 31, 2016, the revenues from hi-ho brand services decreased by 9.2% from the previous fiscal year, while the revenues from IIJ brand services increased by 134.3% from the previous fiscal year. The increase was mainly due to the increase in revenues from mobile services for consumers, in which we offer inexpensive data communication and voice services through SIM cards. The increase due to mobile services for consumers covered the decrease in revenues from our network service by hi-ho. Subscriptions to our mobile services for consumers were approximately 747 thousand as of March 31, 2016 as compared to approximately 430 thousand for the previous fiscal year end. For the fiscal year ending March 31, 2017, we anticipate mobile services for consumers should continue to accumulate and contribute to the revenue growth.

WAN services. The WAN services that we offer are closed network services using connectivity such as Ethernet, IP-VPN and dedicated access lines, and are mainly provided by IIJ-Global and IIJ. Revenues for WAN services depend on the number of contracted lines for WAN services and the customers’ bandwidth usage. For the fiscal year ended March 31, 2016, the revenues from WAN services increased by 3.5% to ¥25.2 billion from ¥24.3 billion for the previous fiscal year as we continued to accumulate orders from enterprise customers. For the fiscal year ending March 31, 2017, we expect to see similar revenue growth rates as compared to the fiscal year ended March 31, 2016.

Outsourcing services. For outsourcing services, we are currently offering security-related, network-related, server-related, and data center-related outsourcing services, as well as cloud computing services, such as IIJ GIO/Hosting Package. Examples of our outsourcing services include, among others, firewall services, email-related services, web hosting services, anti-Distributed Denial of Service (“DDoS”) attack protection services, internet-VPN services and router rental services, which are provided mainly to our internet connectivity customers. Our revenues depend on our ability to cross-sell our existing outsourcing services, add new features to existing outsourcing services and introduce new services. For the fiscal year ended March 31, 2016, our outsourcing services revenues increased by 5.8% to ¥21.3 billion from ¥20.1 billion for the previous fiscal year. The increases in security-related services revenues and overseas hosting services revenues contributed to the revenue growth. We anticipate that outsourcing services revenues should continue to grow mainly due to increasing demands for security-related services for corporate customers.

Systems integration revenues

Generally speaking, while Japanese customers, especially blue-chip companies, use ready-made network services to build their network systems, they also require customization to meet their individual needs. To meet such needs, we believe that it is important as a total network solution provider to provide systems construction together with network services. Therefore, we have been focusing on providing systems construction to our corporate customers. Systems construction is mainly IP-related network construction such as VPN networks and IP-based server system construction such as web server and email server systems. Systems construction can be largely affected by the economic situation, as corporations usually reduce their ICT-related investments during economic down times unless such investments are deemed critical.

For the fiscal year ended March 31, 2016, our revenues from systems integration, which include equipment sales related to systems integration, increased by 12.3% to ¥54.2 billion from ¥48.2 billion for the previous fiscal year. Systems construction revenue, a one-time revenue, increased by 3.5% compared to the previous fiscal year. The increase was mainly due to an increase in systems construction projects and execution of several large-scale projects, including one project with approximately ¥2 billion in revenue. Systems operation and maintenance revenue, a recurring revenue, increased by 18.9% compared to the previous fiscal year. The increase was mainly because many of the accumulated systems construction projects have been shifted to operation and maintenance. Also, the increase in “IIJ GIO Component Services” revenues contributed to the revenue growth. Order backlog for systems construction and equipment sales as of March 31, 2016 was ¥6.1 billion, an increase of 28.4% compared to the previous fiscal year end. Order backlog for systems operation and maintenance as of March 31, 2016 was ¥27.6 billion, an increase of 13.4% compared to the previous fiscal year end.

For the fiscal year ending March 31, 2017, systems construction revenue is expected to increase from the previous fiscal year as corporate ICT-related investment steadily increases along with stable Japanese economic situation. However, systems integration revenues can fluctuate significantly in accordance with the absence or addition of large orders. For systems operation and maintenance revenues, a recurring type revenue, we anticipate we can increase revenues compared to the fiscal year ended March 31, 2016 with the accumulation of contracts, including contracts for our cloud computing services, as well as some of our construction projects migrating to the operation and maintenance phases.

Equipment sales revenues.

For equipment sales, we sell third-party equipment to meet the one-stop needs of our customers. For the fiscal year ended March 31, 2016, equipment sales revenues increased by 51.1% to ¥3.3 billion from ¥2.2 billion for the previous fiscal year. We saw an increase in revenues of equipment, especially portable devices and similar products along with increasing needs for mobile services for both consumer and enterprise.

ATM Operation Business revenues.

Revenues from our ATM operation business were ¥3.9 billion for the fiscal year ended March 31, 2016 compared to ¥3.6 billion for the previous fiscal year. Revenues increased mainly along with the increase in the number of serviced ATMs. Trust Networks, our subsidiary which operates this business, receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. For the fiscal year ending March 31, 2017, we anticipate ATM operation business revenues to increase gradually, as in the previous fiscal year, in line with the placement of additional ATMs, despite the possibility that we may see a decrease in daily transactions due, for example, to a decrease in the number of pachinko players due to a declining Japanese population and to a decrease in consumer demand prompted by an increase in the Japanese consumption tax rate.

Total cost of revenues

Our total cost of revenues increased by 14.9% to ¥116.0 billion for the fiscal year ended March 31, 2016 from ¥101.0 billion for the previous fiscal year.

Cost of network services. Cost of network services increased by 16.9% to ¥ 64.2 billion for the fiscal year ended March 31, 2016 from ¥54.9 billion for the previous fiscal year. Gross margin ratio for network services revenues, which is the ratio of (1) the amount obtained by subtracting cost of network services from network services revenues to (2) network services revenues, decreased to 19.0% for the fiscal year ended March 31, 2016 from 20.4% for the previous fiscal year. The decrease was mainly due to the increase in mobile connectivity costs along with the increase in mobile-related services revenues, and the increase in depreciation and amortization cost along with the expansion and upgrade of network facilities.

Cost of systems integration. Cost of systems integration increased by 11.2% to ¥46.2 billion for the fiscal year ended March 31, 2016 from ¥41.6 billion for the previous fiscal year. Gross margin ratio for systems integration, which is the ratio of (1) the amount obtained by subtracting cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, increased to 14.7% for the fiscal year ended March 31, 2016 from 13.8% for the previous fiscal year. The increase was mainly because the revenue growth in systems operation and maintenance was greater than the increase in costs such as personnel-related and outsourcing-related.

Cost of equipment sales. Cost of equipment sales increased by 53.6% to ¥3.0 billion for the fiscal year ended March 31, 2016 from ¥1.9 billion for the previous fiscal year. The increase was primarily due to the increase in equipment sales revenues. Gross margin ratio for equipment sales, which is the ratio of (1) the amount obtained by subtracting cost of equipment sales from equipment sales revenues to (2) equipment sales revenues, decreased to 9.4% for the fiscal year ended March 31, 2016 from 10.8% for the previous fiscal year.

Cost of ATM Operation Business. Cost of the ATM operation business was ¥2.6 billion for the fiscal year ended March 31, 2016 compared to ¥2.6 billion for the previous fiscal year. Gross margin was ¥1.3 billion for the fiscal year ended March 31, 2016 compared to ¥1.1 billion for the previous fiscal year. Gross margin ratio for ATM operation business revenues, which is the ratio of (1) the amount obtained by subtracting cost of ATM operation business from ATM operation business revenues to (2) ATM operation business revenues, increased to 34.2% for the fiscal year ended March 31, 2016 from 29.9% for the previous fiscal year. The cost of ATM operation business slightly increased as we increased the number of serviced ATMs. As of March 31, 2016, 1,087 ATMs were in operation.

Total costs and expenses

Total costs and expenses, which includes total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased by 14.0% to ¥134.5 billion for the fiscal year ended March 31, 2016 from ¥118.0 billion for the previous fiscal year.

Sales and marketing. Sales and marketing expenses increased by 15.2% to ¥10.6 billion for the fiscal year ended March 31, 2016 from ¥9.2 billion for the previous fiscal year. The increase was mainly due to the increase in sales commission expenses related to mobile services and personnel-related expenses.

General and administrative. General and administrative expenses increased by 1.4% to ¥7.5 billion for the fiscal year ended March 31, 2016 from ¥7.4 billion for the previous fiscal year. The increase was mainly due to the increase in personnel-related expenses.

Research and development. Research and development expenses increased by 3.1% to ¥0.5 billion for the fiscal year ended March 31, 2016 from ¥0.4 billion for the previous fiscal year.

Operating income

As a result of the foregoing factors, operating income increased by 21.0% to ¥6.1 billion for the fiscal year ended March 31, 2016 from ¥5.1 billion for the previous fiscal year. The increase was mainly because of the increase in the gross margin of both systems integration and network services which absorbed the increase in sales and marketing expenses and general and administrative expenses.

Other income (expenses)-net

Other income-net of ¥53 million was recorded for the fiscal year ended March 31, 2016, compared to other income-net of ¥64 million for the previous fiscal year.

Dividend income. Dividend income was ¥93 million for the fiscal year ended March 31, 2016 compared to ¥63 million for the previous fiscal year.

Interest income. Interest income was ¥28 million for the fiscal year ended March 31, 2016 compared to ¥23 million for the previous fiscal year.

Interest expense. Interest expense, comprising interest expense related to borrowings and capital lease obligations, amounted to ¥241 million for the fiscal year ended March 31, 2016 compared to ¥238 million for the previous fiscal year.

Foreign exchange gain (loss), net. Net foreign exchange loss amounted to ¥71 million for the fiscal year ended March 31, 2016 compared to the loss of ¥5 million for the previous fiscal year. Foreign exchange loss was mainly the result of the Japanese yen becoming stronger against foreign currencies including the U.S. dollar in the year ended March 31, 2016.

Net gain on sales of other investments. For the fiscal year ended March 31, 2016, we recorded net gain on sales of other investments of ¥24 million compared to net gain of ¥41 million for the previous fiscal year.

Impairment of other investments. For the fiscal year ended March 31, 2016, we recorded ¥15 million impairment loss on other investments compared to the loss of ¥29 million for the previous fiscal year.

Other-net. For the fiscal years ended March 31, 2015 and 2016, we recorded other income of ¥209 million and ¥235 million, respectively.

Income from operations before income tax expense and equity in net income of equity method investees

We recorded income from operations before income tax expense and equity in net income of equity method investees of ¥6.2 billion for the fiscal year ended March 31, 2016 compared to ¥5.1 billion for the previous fiscal year. The increase primarily reflects the increase in operating income.

Income tax expense

For the fiscal year ended March 31, 2016, we recorded an income tax expense of ¥2.2 billion compared to income tax expense of ¥1.9 billion for the previous fiscal year. The increase was mainly due to the increase in income from operations before income tax expense and equity in net income of equity method investees.

Equity in net income of equity method investees

Equity in net income of equity method investees was ¥180 million for the fiscal year ended March 31, 2016 compared to ¥155 million for the previous fiscal year, mainly due to income of Multifeed.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests was ¥152 million for the fiscal year ended March 31, 2016 mainly related to Trust Networks compared to ¥75 million for the previous fiscal year.

Net income attributable to IIJ

Net income attributable to IIJ for the fiscal year ended March 31, 2016 was ¥4.0 billion compared to ¥3.3 billion for the previous fiscal year. The increase primarily reflects the increase in operating income.

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

The following table presents net revenues and operating income for the fiscal years ended March 31, 2014, 2015 and 2016, respectively, by segment.

Business Segment Summary:

	Fiscal year ended March 31,
	2014	2015	2016
	(millions of yen)
Revenues:
Network services and systems integration business	¥111,901	¥119,819	¥137,142
ATM operation business	2,827	3,640	3,889
Elimination	456	409	383
Total	114,272	123,050	140,648
Operating income:
Network services and systems integration business	5,275	4,335	5,128
ATM operation business	578	886	1,149
Elimination	130	146	137
Total	¥5,723	¥5,075	¥6,140

Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Network services and Systems Integration Business Segment

Net revenues from our network services and systems integration business segment, before elimination of intersegment revenues, increased by 14.5% to ¥137.1 billion for the fiscal year ended March 31, 2016 compared to ¥119.8 billion for the previous fiscal year. The increase in revenues was mainly due to the increase in mobile-related services both for enterprise and consumers and systems integration and outsourcing services. Operating costs and expenses of our network services and systems integration business for the fiscal year ended March 31, 2016 increased by 14.3% to ¥132.0 billion compared to ¥115.5 billion for the previous fiscal year, mainly due to the increases in costs of network services and systems integration, and sales and marketing expenses. As a result, operating income of our network services and systems integration business for the fiscal year ended March 31, 2016 increased to ¥5.1 billion compared to ¥4.3 billion for the previous fiscal year.

ATM Operation Business Segment

Net revenues from our ATM operation business segment, before elimination of intersegment revenues, increased by 6.8% to ¥3.9 billion for the fiscal year ended March 31, 2016 compared to ¥3.6 billion for the previous fiscal year. Operating expense of our ATM operation business for the fiscal year ended March 31, 2016 was ¥2.7 billion compared to ¥2.8 billion for the previous fiscal year. As a result, operating income of our ATM operation business for the fiscal year ended March 31, 2016 was ¥1.1 billion compared to operating income of ¥0.9 billion for the previous fiscal year.

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

Revenues from Internet connectivity services consist of Internet connectivity services for enterprise and Internet connectivity for consumers. Internet connectivity services for enterprise represent dedicated Internet access type services, such as IP service and Data Center Connectivity service, broadband Internet connectivity services that use fiber optic and ADSL access, such as IIJ FiberAccess/F Service and IIJ DSL/F Service and wireless broadband Internet connectivity services, such as IIJ Mobile Service. Internet connectivity services for consumers are provided under IIJ brands such as IIJmio, hi-ho brand and others, and consist of dial-up services, optical based or ADSL based broadband services and wireless broadband internet connectivity services. WAN services are closed network services for enterprise customers which mainly use dedicated lines. Outsourcing service revenues consist principally of sales of various Internet access-related services such as security-related services, network related services, server related services, data center related services, cloud computing services and others.

The term of these contracts is generally one month or one year. All of these services are billed and recognized monthly on a straight-line basis. Initial setup fees received in connection with network services are deferred and recognized over the estimated average period of the subscription for each service.

System integration revenue involves one or more of the following deliverables:

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

The Company also enters into multiple-element arrangements for system integration services that include software not essential to the hardware product’s functionality and software-related services and account for them in accordance with ASC 985-605, “Software-Revenue Recognition”. The Company has been able to establish VSOE of fair value of the software-related services based on separate renewal contracts of the services that are consistently priced within a narrow range. The Company allocates revenue to such services based on VSOE and recognizes the revenues on a straight-line basis over the contract period. The Company allocates the residual amount to the software.

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

Useful lives of property and equipment

Property and equipment, net recorded on our balance sheet was ¥34.3 billion at March 31, 2016, representing 29.1% of our total assets. Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including capitalized software and capital leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter. Our depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2014, 2015 and 2016 were ¥8.4 billion, ¥9.3 billion and ¥9.5 billion, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes at March 31, 2016, were as follows:

Item	Range of useful lives
Data communications, office and other equipment	2 to 20 years
Buildings	20 years
Leasehold improvements	4 to 20 years
Capitalized software	5 to 7 years
Capital leases	4 to 6 years

If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2014, 2015, and 2016 were ¥83 million, ¥101 million and ¥66 million, respectively.

A one-year change in the useful life of these assets would have increased or decreased depreciation expense by approximately ¥5.1 billion and ¥3.1 billion, respectively.

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

No impairment of goodwill was recognized during the years ended March 31, 2014, 2015 and 2016.

The Company recorded ¥11 million of loss on impairment of the trademark right related to hi-ho in “Sales and marketing” expenses in the Company’s consolidated statement of income for the year ended March 31, 2016. Because of the recent decrease in revenues of hi-ho, the Company recognized that the trademark might be impaired. The carrying value of the trademark exceeded its fair value and the impairment loss was recognized in an amount equal to the excess of the carrying amount of the trademark over the fair value of the trademark. The fair value of the trademark was calculated using the relief-from-royalty method. The amount of loss was included in the network service and system integration business segment.

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

Impairment of long-lived assets

Long-lived assets consist principally of property and equipment, including those items leased under capital leases and amortized intangible assets. We perform an impairment review for our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This analysis is separate from our analysis of the useful lives of our assets, but it is affected by some similar factors. Factors that we consider important which could trigger an impairment review include, but are not limited to, the impact of the following trends or conditions:

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

Allowance for doubtful accounts and uncollectible contractual prepayments

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. As of March 31, 2015 and 2016, we maintained allowances for doubtful accounts of ¥148 million and ¥152 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. As of March 31, 2016, we had tax operating loss carryforwards not subject to consolidation tax filing of ¥2,924 million, and tax operating loss carryforwards related to enterprise tax and inhabitant tax subject to consolidation tax filing of ¥253 million and ¥19 million, respectively. The tax operating loss carryforwards are available to offset future taxable income and will expire as shown in Note 12 of our consolidated financial statements. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if there are changes in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years, a release of or an increase in valuation allowance against deferred tax assets related to tax operating loss carryforwards and other temporary differences would result in the decrease or increase in deferred tax expense.

Valuation of investments

We have investments in securities, and the valuation of such investments and funds requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As of March 31, 2016, we had available-for-sale securities of ¥3.9 billion and cost method investments of ¥2.0 billion.

We review the fair value of available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other-than-temporary. If the decline in value is judged to be other-than-temporary, the cost basis of the investment is written down to fair value. Other-than-temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed, the financial condition and near-term prospects of the issuer and IIJ’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value and events that might accelerate the recognition of impairment. For debt securities for which the declines are deemed to be other-than-temporary and there is no intent to sell and it is not more likely than not that we will be required to sell the securities before the recovery of the amortized cost basis, impairments are separated into the amount related to credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income (loss). For debt securities for which the declines are deemed to be other-than-temporary and there is an intent to sell or it is more likely than not that we will be required to sell the securities before the recovery of the amortized cost basis, impairments in their entirety are recognized in earnings. For equity securities for which the declines are deemed to be other-than-temporary, the resulting realized loss is recognized in earnings in the period in which the decline is deemed to be other-than-temporary.

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

Our unrealized loss on investments in marketable equity securities as of March 31, 2016 relates to Japanese companies (8 issuers) in various industries. The fair value of each investment is between 5.9% and 36.4% less than its cost. The main duration of the unrealized loss position was less than 12 months. We evaluated the near-term prospects of the issuer and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and our ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of fair value, we do not consider the investments to be other-than-temporarily impaired at March 31, 2016.

Impairment of investments in certain marketable equity securities and nonmarketable equity securities, including funds, included in “Other income (expenses)” in our consolidated statements of income, were recognized to reflect the decline in value considered to be other-than-temporary. The Company recognized impairment loss of ¥29 million on nonmarketable equity securities for the year ended March 31, 2015 and ¥4 million on marketable equity securities and ¥11 million on nonmarketable equity securities for the year ended March 31, 2016.

In addition to investments in securities, we also have investments in equities for which we have significant influence over the investee’s operations and financial positions and are accounted for by the equity method. For other-than-temporary declines in the value of such investments below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

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

We used a discount rate of 0.7% for the projected benefit obligation as of March 31, 2016. The discount rate was determined by using the market yield of high-quality fixed income securities reflecting the estimated timing of benefit payments.

We used an expected long-term rate of return on pension plan assets of 3.0% as of March 31, 2016. To determine the expected long-term rate of return on pension plan assets, we consider a combination of historical returns and prospective return assumptions derived from the pension trust funds’ managing company. The actual return on the pension plan assets for the year ended March 31, 2016 was negative 0.5%.

The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plan as of March 31, 2016.

Change in Assumption	Pre-Tax PBO	Pension Expense	Equity (Net of Tax)
(millions of yen)
50 basis point increase/decrease in discount rate	(483)/529	(60)/62	41/(43)

50 basis point increase/decrease in expected return on assets	–	(16)/16	– /(11)

Stock Based Compensation

The Company measures and records the compensation cost from stock compensation-type stock options based on fair value. The fair value of the stock option is measured on the date of grant using the Black-Scholes option-pricing model, and amortized over the requisite service period. The compensation cost is mainly included in “General and administrative” expense.

New Accounting Guidance

Accounting Guidance Issued But Not Adopted as of March 31, 2016

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. This guidance also requires an entity to improve disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2015-14, "Revenue from Contracts with Customers: Deferral of the Effective Date," which was issued in August 2015, revised the effective date for this ASU to annual and interim periods beginning after December 15, 2017, with early adoption permitted, but not earlier than the original effective date of annual and interim periods beginning after December 15, 2016, for public entities. The Company is currently evaluating the impact of adopting this guidance.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which applies to inventory that is measured using first-in, first-out (“FIFO”) or average cost methods. Under the updated guidance, an entity should measure inventory within the scope of the guidance at the lower of cost and net realizable value, which is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, first-out (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of adopting this guidance.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the ASU clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for fiscal years and interim periods beginning after December 15, 2017, and upon adoption, an entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. Early adoption is not permitted except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument-specific credit risk in other comprehensive income. The Company is currently evaluating the impact of adopting this guidance.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance requires that a lessee recognizes assets and liabilities for leases with lease terms of more than twelve months and recognition, presentation and measurement in the financial statements will depend on its classification as a finance or operating lease. In addition, the new guidance will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting remains largely unchanged from current U.S. GAAP but does contain some targeted improvements to align with the new revenue recognition guidance issued in 2014. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, using a modified retrospective approach, and early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)," which is an amendment to the new revenue recognition standard on assessing whether an entity is a principal or an agent in a revenue transaction. This amendment addresses implementation issues that were discussed by the Revenue Recognition Transition Resource Group ("TRG") to clarify the principal versus agent assessment and provide from more consistent application. This new standard has the same effective date and transition requirements as ASU 2014-09. The Company is currently evaluating the impact of adopting this guidance.

B. Liquidity and Capital Resources

Liquidity and Capital Requirements

Our principal capital and liquidity needs in recent years have been for capital expenditures for the development, expansion and maintenance of our network infrastructure, lease payments, payment of principal and interest on outstanding borrowings, investments in group companies and other working capital. In our opinion, our working capital is sufficient for our present requirements.

Capital expenditures. Most of our capital expenditures relate primarily to the development, expansion and maintenance of our network and service infrastructures and of our internal back-office systems as well as software development. The investments are mostly for routers, servers, network equipment, containers, other facilities necessary to offer services on our network and software. The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three fiscal years. Capital expenditures for the fiscal year ended March 31, 2016 were larger than the fiscal year ended March 31, 2014 and 2015, mainly because there were capital expenditures including capitalized leases for facilities and equipment related to cloud computing services in the fiscal year ended March 31, 2016 more than the fiscal year ended March 31, 2014 and 2015.

	For the fiscal year ended March 31,
	2014	2015	2016
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥12,560	¥11,835	¥14,812

_________________

(1) Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.”

We expect that our capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2017 related to our network services and systems integration business will be about the same as the amount for the fiscal year ended March 31, 2016 although the amount may fluctuate. There will be capital expenditures for facilities and equipment for cloud computing services and for network equipment and software which are related to the usual expansion and improvement of our existing network. In addition, there will be capital expenditures related to our ATM operation business which is also expected to increase compared to the previous fiscal year along with the placement of new ATMs.

We recorded a loss on disposal of property and equipment of ¥83 million, ¥101 million and ¥66 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including our domestic and international backbone as well as local access lines that our customers use to connect to our network. The leases for domestic and international backbone connectivity are generally non-cancelable for a minimum one-year lease period. We also lease office premises, for which refundable lease deposits are capitalized as guarantee deposits, certain office equipment under non-cancelable operating leases, and its network operation centers under non-cancelable operating leases which expire on various dates through the year 2021. Lease expenses related to backbone lines for the fiscal years ended March 31, 2014, 2015 and 2016, amounted to ¥3.8 billion, ¥3.7 billion and ¥3.6 billion, respectively. Lease expenses for local access lines for the fiscal years ended March 31, 2014, 2015 and 2016 amounted to ¥22.6 billion, ¥22.0 billion and ¥23.0 billion, respectively. Other lease expenses for the fiscal years ended March 31, 2014, 2015 and 2016, amounted to ¥6.5 billion, ¥7.0 billion and ¥6.9 billion, respectively.

We conduct our connectivity and other services, including cloud computing services by using data communications and other equipment leased under capital lease arrangements. For our ATM operation business, we expect to continuously place new ATMs which are acquired by leasing transactions for the time being into operation; therefore, lease payments for ATMs will increase along with placing new ATMs into operation.

We sold ATM and data communications equipment procured from a third party vendor, which amounted to ¥0.8 billion and ¥2.8 billion respectively, to the leasing company for the years ended March 31, 2015 and 2016 and concurrently entered into capital lease arrangements to lease the equipment back which resulted in total lease payments of ¥0.8 billion due by March 2020 and ¥2.8 billion due by April 2022, related to the lease contracts made in the year ended March 31, 2015 and 2016, respectively.

The fair value of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥24.3 billion and ¥16.6 billion as of March 31, 2015 and ¥28.3 billion and ¥18.7 billion as of March 31, 2016, respectively.

As of March 31, 2016, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payment due by period
	(millions of yen)
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Connectivity lines operating leases	¥1,853	¥871	¥982	–	–
Other operating leases	5,252	3,579	1,156	¥242	¥275
Capital leases	12,162	4,142	5,401	2,281	338
Total minimum lease payments (1)	¥19,267	¥8,592	¥7,539	¥2,523	¥613

_________________

(1)	See Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

Payments of principal and interest on outstanding borrowings. We require cash for payments of interest and principal on our outstanding borrowings.

Short-term borrowings. As of March 31, 2016, our short-term borrowings consisting of bank overdrafts were ¥9.3 billion. The weighted average interest rate of our short-term borrowings at March 31, 2016 was 0.498%. Our short-term borrowings as of March 31, 2016 stayed the same as the balance of March 31, 2015. Our unused balance under our bank overdraft agreements, uncommitted, was ¥10.8 billion in short-term borrowings as of March 31, 2016.

Collateral for borrowings. Substantially all of our short-term and long-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the banks may require us to provide collateral or guarantees with respect to the borrowings. We did not provide banks with any collateral for outstanding loans as of March 31, 2015 and 2016. Our primary banking relationships are with Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, and Mitsubishi UFJ Trust and Banking Corporation. The banks are also shareholders and customers of ours.

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

Capital Resources

We seek to manage our capital resources and liquidity to provide sufficient funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions, capital leases and issuances of equity securities. At March 31, 2016, we had cash and cash equivalents of ¥19.6 billion.

Short-term and long-term borrowings. Short-term and long-term borrowings provide us with an important source for maintaining an adequate level of working capital, acquisition of fixed assets and investments. We plan to refinance our short-term borrowings or use the unused balance outstanding of ¥10.8 billion, uncommitted, as of March 31, 2016 under the bank overdraft agreement for maintaining adequate level of working capital, acquisition of fixed assets and investments. See — “Payments of principal and interest on outstanding borrowings” above.

Cash flows from operating activities. We generated ¥12.0 billion by operating activities for the year ended March 31, 2016. See — “Cash Flows” below.

Capital leases. Capital leases also provide us with an important source of financing. See Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

Cash Flows

We had cash and cash equivalents of ¥19.6 billion at March 31, 2016 compared to ¥21.1 billion at March 31, 2015.

The following table presents information about our cash flows during the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal year ended March 31,
	2014	2015	2016
	(millions of yen)
Net cash provided by operating activities	¥8,787	¥12,912	¥12,051
Net cash used in investing activities	(10,203)	(8,073)	(8,377)
Net cash provided by (used in) financing activities	11,382	(6,283)	(5,201)
Effect of exchange rate changes on cash and cash equivalents	196	117	2
Net increase (decrease) in cash and cash equivalents	10,162	(1,327)	(1,525)
Cash and cash equivalents at beginning of the year	12,259	22,421	21,094
Cash and cash equivalents at end of the year	¥22,421	¥21,094	¥19,569

Year Ended March 31, 2016 as Compared to the Year Ended March 31, 2015

Net cash provided by operating activities for the fiscal year ended March 31, 2016 was ¥12.1 billion, a decrease of ¥0.8 billion from ¥12.9 billion for the previous fiscal year. Net income for the fiscal year ended March 31, 2016 increased by ¥0.8 billion from the previous fiscal year. Additionally, deferred income tax expense increased by ¥0.4 billion from the previous fiscal year which is due to a recognition of deferred tax asset for a tax loss carryforward by our consolidated subsidiary in the fiscal year ended March 31, 2014 and depreciation and amortization increased by ¥0.2 billion from the previous fiscal year which is due to our recent years’ business investment enhancement. However, the changes in operating assets and liabilities resulted in a temporary negative impact of ¥1.8 billion compared to the previous fiscal year despite the fact that income taxes payable and accounts payable increased and accounts receivable decreased. The temporary negative impact mainly includes the following: an increase in other assets in the fiscal year ended March 31, 2016 which is mainly due to an increase in prepaid expenses-noncurrent related to the payment of license fee along with revenue growth and service developments; an increase in inventories related to several large projects; a decrease in other current and noncurrent liabilities; and changes in accrued expenses associated with our head office relocation in the previous year.

Net cash used in investing activities for the fiscal year ended March 31, 2016 was ¥8.4 billion, an increase of ¥0.3 billion from ¥8.1 billion for the previous fiscal year. The increase mainly reflects the following factors: an increase of ¥2.7 billion in purchases of property and equipment, an increase of ¥1.8 billion in proceeds from sales of property and equipment, a decrease of ¥1.6 billion in refund of guarantee deposits and a decrease of ¥1.2 billion in payments of guarantee deposits due to our office relocation in the previous year.

Net cash used in financing activities for the fiscal year ended March 31, 2016 was ¥5.2 billion, a decrease of ¥1.1 billion from net cash used in financing activities of ¥6.3 billion for the previous fiscal year. The change resulted from an increase in proceeds from issuance of short-term borrowings by ¥1.5 billion, and an increase in repayments of borrowings by ¥0.5 billion.

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

Contingencies

We did not have any material contingent liabilities as of March 31, 2016.

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

Network services revenues

Network services revenues consist of our revenues from Internet connectivity services for enterprise, Internet connectivity services for consumers, WAN services and outsourcing services. Our network services revenues accounted for 58.9%, 56.1% and 56.4% of our total revenues for the fiscal years ended March 31, 2014, 2015, and 2016, respectively. As our Internet connectivity services for enterprise and WAN services customers are more likely to use our outsourcing services or systems integration as their network needs develop, Internet connectivity services for enterprise and WAN services are important for the growth of our outsourcing services or systems integration business.

Internet connectivity services for enterprise

Our revenues from Internet connectivity services for enterprise accounted for 14.5%, 13.3% and 12.5% of our total revenues for the fiscal years ended March 31, 2014, 2015 and 2016, respectively. Revenues from Internet connectivity services for enterprise depend on the size of our customer base, the average contracted bandwidth and unit price of our services. The market for Internet connectivity services for enterprise generally follows the trends written below:

Increase in contracted bandwidth. Total contracted bandwidth for Internet connectivity services for enterprise customers increased to 2,315.9 Gbps as of March 31, 2016 from 1,730.8 Gbps for the previous fiscal year end. The number of IP service contracts for the bandwidth over 100 Mbps increased to 899 for the fiscal year ended March 31, 2016 from 844 for the previous fiscal year end. This increase is mainly due to an increase in customers' demand for broader bandwidth for their Internet connectivity. The total contracted bandwidth for Internet connectivity services for enterprise is calculated by adding the contracted bandwidth for each of the following services: IP service, IIJ data center connectivity service and broadband services. Although we do not expect revenue per contract to grow largely in the fiscal year ending March 31, 2017 due to continuing competition, we believe that customer demand for broader bandwidth should continue as the use of broadband by corporate customers expands and as we try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services to differentiate them from those of our competitors.

Increasing demand for mobile data communications services. Demand for our mobile data communications service for enterprise called IIJ Mobile Service, which is provided under an MVNO scheme, has increased since its introduction in January 2008. IIJ Mobile Service’s subscriptions increased to 431,030 as of March 31, 2016 from 187,429 for the previous fiscal year end. We target corporate customers who are security conscious and looking for data communication services with strong security features such as VPN access and private access. Increasing demand related to M2M connectivity is another trend in recent years we have been seeing. To capture the demand, we have developed related service line-ups. We expect demand for mobile data communication services to contribute to an increase in our outsourcing services and systems integration revenues as usage and implementation of these connectivity services increase the demand for outsourcing services such as security services and network systems integration. We also started “IIJ Mobile Platform Services” under which we operate as MVNE by providing our MVNO service platform to corporate customers so that they can incorporate MVNO services in their businesses. The related subscriptions, which are included in IIJ Mobile Services subscriptions, increased to approximately 251 thousand as of March 31, 2016 from approximately 67 thousand for the previous fiscal year end.

Continuous demand for broadband services. Demand for broadband services such as IIJ FiberAccess/F, IIJ DSL/F and IIJ DSL/A is steady as the services are used to connect corporate branches and remote offices. For access lines, the services use ADSL lines with a maximum speed of 47 Mbps or optical lines with a maximum speed of 1Gbps. The number of contracts for our broadband services increased to 75,932 as of March 31, 2016 from 62,926 for the previous fiscal year end. We also expect that demand for broadband services should contribute to an increase in our outsourcing services and systems integration revenues as usage and implementation of these connectivity services increase the demand for outsourcing services such as security services and network systems integration.

Although we do not expect prices of Internet connectivity services for enterprise to increase in the fiscal year ending March 31, 2017, we anticipate that corporate customers’ demand for broader bandwidth and mobile data communications services should contribute to our revenue growth as the use of broadband and mobile data communications by corporate customers expands. We also plan to focus on acquiring new customers as well as increasing the bandwidth of existing customers by maintaining the quality of our services to differentiate them from those of our competitors.

Internet Connectivity services for consumers

Our revenues from Internet connectivity services for consumers accounted for 5.3%, 6.7% and 10.8% of our total revenues for the fiscal years ended March 31, 2014, 2015 and 2016, respectively. Revenues from Internet connectivity services for consumers mainly depend on the size of our customer base and pricing. The size of our customer base depends primarily on the popularity of services under our brand name, our sales partners as well as the attractiveness of our service offerings which is measured primarily by the quality of service and our ability to attract new customers. Internet connectivity services for consumers’ subscriptions increased to 1,230,600 as of March 31, 2016 from 891,519 for the previous fiscal year end. Our mobile services for consumers contributed to the increase in the number of subscriptions.

Increasing demands for mobile services for consumers. From February 2012, we started to provide mobile services to consumers by using our MVNO service infrastructure, which was formerly provided only to corporate customers. The revenue from this service increased to ¥11.0 billion for the fiscal year ended March 31, 2016 from ¥4.3 billion from the previous fiscal year. The subscriptions for this service increased to approximately 747 thousand as of March 31, 2016 from approximately 430 thousand for the previous fiscal year end. We offer inexpensive LTE SIM cards which are inserted to individual smart phones and portable devises. We started to offer voice call function in April 2014 with an expectation that it would generate more subscriptions. From October 2014, we started to provide prepaid SIM cards to foreign tourists visiting Japan. These SIM cards are sold at convenience stores, major electronics retail stores, department stores, airports and to passengers while they are boarding certain flights. Since the inexpensive LTE SIM card market is new in Japan, we are uncertain about the extent of how much the market will expand and the timeframe of that expansion.

General trends of Internet connectivity services for consumers. We offer our Internet connectivity services for consumers not only directly, but also through sales partners including hi-ho and Excite Japan Co., Ltd. These service providers sell Internet connectivity services to consumers under their own name but they are using our Internet network infrastructure to provide such services. From March 2015, we started to offer “IIJmio Hikari,” which is a bundled service packaging optical fiber broadband service with ISP services. IIJmio Hikari is replacing our conventional Internet connectivity services for consumers. We also offer our mobile services for consumers as an optional service for IIJmio Hikari with some monthly charge discount.

WAN services

Our revenues from WAN services accounted for 21.9%, 19.8% and 17.9% of our total revenues for the fiscal year ended March 31, 2014, 2015 and 2016, respectively. Demand for WAN services is relatively stable with continuous use by certain large clients who use the services to connect corporate mission critical systems. Such transaction volume tends to be large and unit prices tend to be higher than our other network services. Therefore, revenues can fluctuate significantly with the absence or addition of such large orders, accordingly future revenue is difficult to forecast.

Outsourcing Services

Our revenues from outsourcing services accounted for 17.2%, 16.3% and 15.1% of our total revenues for the fiscal year ended March 31, 2014, 2015 and 2016, respectively. Outsourcing services consist of network-related services, server-related services, security-related services, data center-related facility services and operation and management services, and IIJ GIO/Hosting Package, one of our cloud computing services. For the fiscal year ended March 31, 2016, outsourcing services revenues increased to ¥21.2 billion from ¥20.1 billion for the fiscal year ended March 31, 2015 while IIJ GIO/Hosting Package revenues decreased to approximately ¥2.0 billion from approximately ¥2.2 billion for the previous fiscal year. Excluding the revenue growth from IIJ GIO/Hosting Package, outsourcing services’ revenue for the fiscal year ended March 31, 2016 increased by 7.6% compared to the previous fiscal year.

The growth of outsourcing services is primarily due to the increase in demand for security services as there have been security incidents such as targeted and DDoS attacks on Japanese business enterprises and public sector entities. We expect that corporate customers will continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of outsourcing services to enhance productivity, reduce costs and improve service reliability. We believe our cloud computing service IIJ GIO/Hosting Package will contribute to the revenue growth for the middle-to long-term although we also expect the current weak growth pace to continue for a while.

Systems integration revenues, including related equipment sales revenues

Our systems integration revenue consists of systems construction and systems operation and maintenance.

Systems construction, which is a one-time revenue, accounted for 16.3%, 16.6% and 15.0% of our total revenues for the fiscal year ended March 31, 2014, 2015 and 2016, respectively. Systems construction revenues, including related equipment sales revenues for the fiscal year ended March 31, 2016 increased from the previous fiscal year as we continued to accumulate orders including large-scale ones.

Systems operation and maintenance, which is a monthly recurring revenue, accounted for 20.8%, 22.6% and 23.5% for the fiscal year ended March 31, 2014, 2015 and 2016, respectively. Revenue for IIJ GIO/Component service, one of our cloud computing services, is included in the systems operation and maintenance revenues. Systems operation and maintenance revenues for the fiscal year ended March 31, 2016 increased by 18.9% compared to the previous fiscal year mainly because many of accumulated systems construction projects have been shifted to the operation and maintenance and IIJ GIO/Component revenue continued to increase. Excluding the revenue growth from IIJ GIO/Component service, systems operation and maintenance revenues increased by 18.2% compared to the previous fiscal year. Approximately 85.5% of our cloud computing service revenues for the fiscal year ended March 31, 2016 was recognized in systems operation and maintenance and 14.5% was recognized in outsourcing services.

For the fiscal year ended March 31, 2016, our cloud computing services revenues were approximately ¥14.1 billion, an increase of approximately ¥1.8 billion from the previous fiscal year, and for the fiscal year ending March 31, 2017, we target approximately ¥16.2 billion in revenue. We launched a new cloud service “IIJ GIO Infrastructure P2” in November 2015. The service is targeted towards Japanese enterprises that seek to migrate their core business platform systems to the cloud by offering reliable public cloud infrastructure with increased processing performance as well as private cloud infrastructure.

For the fiscal year ending March 31, 2017, we should continue to see a strong appetite for IT investment along with favorable market situations and we expect revenue to increase from the fiscal year ended March 31, 2016. As systems integration revenues can fluctuate significantly in accordance with the absence or addition of large orders, they are accordingly difficult to forecast. For systems operation and maintenance revenues, we anticipate that we can increase them from the increase in systems construction revenue which should migrate to systems operation and maintenance as well as accumulation of our cloud computing services orders. In the middle-to long-term, we also anticipate that Japanese companies should increase IT-related investments for their network systems when the general economic situation and the business results of Japanese companies recover.

Equipment sales revenues

Our equipment sales revenues consist primarily of sales of networking and other related equipment as requested by our customers, other than that provided in connection with our systems integration services. We are seeing an increase in portable devices and smartphone orders along with increasing needs for mobile services for both enterprise and consumer. Our equipment sales revenues accounted for 1.5%, 1.8% and 2.3% of our total revenues for the fiscal year ended March 31, 2014, 2015 and 2016, respectively.

ATM Operation Business revenues

ATM operation business revenues consist primarily of commission fees for each withdrawal with the use of ATMs. ATM commission fees collected from each withdrawal are aggregated every month and recognized as ATM operation business revenues. The number of daily withdrawing transactions for the fiscal year ended March 31, 2016 stayed almost the same as the previous fiscal year. Our ATM operation business revenues and its percentage of our total revenue was ¥2.8 billion, ¥3.6 billion and ¥3.9 billion and 2.5%, 3.0% and 2.8% for the fiscal years ended March 31, 2014, 2015 and 2016, respectively. The number of placed ATMs as of March 31, 2016 was 1,087, an increase of 28 ATMs from the previous fiscal year end. We expect a similar ATM placement pace to continue for a while. The ATM operation business revenues should increase along with the placement of additional ATMs despite the possibility that we may see a continuous decrease in the number of daily transaction due, for example, to a decrease in number of pinball players as the Japanese population declines or to a decrease in consumer demand prompted by an increase in the Japanese consumption tax rate.

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

Range of service offerings: To increase our revenues from business users, we provide a wide variety of services and continue to introduce new services. For Internet connectivity services, we have introduced LTE services as an addition to our mobile services. For cloud computing services, we launched a new service platform “IIJ GIO Infrastructure P2” which offers reliable public cloud infrastructure with increased processing performance and private cloud infrastructure. For network services for enterprise, we started to offer “IIJ Omnibus Service” which incorporates SDN and NFV technologies to offer several network elements automatically. We anticipate these steps will allow us to sell a greater variety of services to our high-end corporate users and to meet Japanese enterprises’ IT needs. However, we will still be strongly dependent on the Japanese economy and on Japanese companies and their information technology budgets. We expect Internet usage to continue to grow in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to develop and offer a broad range of services to meet our customers’ demands will significantly influence our future revenues.

Synergies between network services and systems integration: Most of our systems integration customers come from our Internet connectivity services customers, and we expect these relationships to continue. As part of our systems integration business, we offer solution services for corporate information network systems, consultation, project planning, system design and systems/operation outsourcing or Internet VPN solution services which combine the FLET’S Internet connectivity or mobile connectivity services with SEIL, adopted by customers who have multiple locations, such as branches, offices and factories. Cloud computing services and security-related services are also provided together with connectivity and systems integration services. The ability to introduce a wide range of services, including solutions necessary to build corporate information network systems, like disaster recovery services and Internet VPN, Voice over IP (“VoIP”), SEIL, private mobile access solutions, SEIL/SMF and wireless LAN service, is an important competitive factor.

Synergies between the Group companies: The group works together as a team to provide network solutions to our customers, mainly corporate and governmental organizations.

Overseas business: The Group is enhancing its overseas operations mainly to fulfill the broad range of IT network related needs of our Japanese customers that are headed abroad to expand their overseas business. As a group, we aim to expand our cloud computing related services and overseas business by leveraging our customer base and our engineering skills. However, our overseas business portion is still relatively small. For the fiscal year ended March 31, 2016, our overseas revenue, which is mainly recognized in systems integration revenue, and operating loss were approximately ¥5.3 billion and approximately ¥0.5 billion compared to approximately ¥4.9 billion and ¥0.8 billion for the previous fiscal year, respectively. For the fiscal year ending March 31, 2017, we target overseas business revenue to be approximately ¥7.0 billion.

Costs and expenses

Costs and expenses include cost of network services revenues, cost of systems integration revenues, cost of equipment sales revenues, cost of ATM operation business revenues, sales and marketing expenses, general and administrative expenses and research and development expenses.

Cost of network services revenues

Our primary cost of network services revenues is the leasing fees that we pay for the leased lines which comprise our network and for the dedicated local access lines that our subscribers use to connect with our network. Other primary components of our costs are leasing fees that we pay for MVNO service infrastructure, depreciation and amortization of capital leases for network equipment, personnel and other costs for technical and customer support staff and network operation center related costs. Most of our network equipment is leased rather than purchased to take advantage of the financing provided by a capital lease arrangement.

We have made continuous investments in past years to develop and expand our network along with our business expansion. For the fiscal year ended March 31, 2016, our leased lines and other connectivity costs were ¥27.0 billion or 34.1% of our total network services revenues. For the previous fiscal year, these costs were ¥26.0 billion or 38.7% of total our network services revenues.

•	Backbone cost: Backbone cost for the fiscal year ended March 31, 2016 was ¥3.6 billion, a slight decrease compared to the fiscal year ended March 31, 2015. We do not expect that our backbone costs to significantly increase.

•	Dedicated local access line costs: We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs for the fiscal year ended March 31, 2016 were ¥22.9 billion compared to ¥21.9 billion for the fiscal year ended March 31, 2015. Other connectivity costs were ¥0.5 billion for the fiscal year ended March 31, 2016, compared to ¥0.4 billion for the previous fiscal year.

Depreciation and amortization cost related to network service revenues increased by ¥0.5 billion to ¥4.5 billion for the fiscal year ended March 31, 2016 from ¥3.9 billion for the fiscal year ended March 31, 2015 along with the increase in capital expenditures related to network service revenues. Along with the increase in capital expenditures, we expect depreciation and amortization to increase.

Outsourcing-related costs increased by ¥7.1 billion from the previous year mainly due to an increase in purchasing volume of mobile-related service facility including mobile bandwidth from NTT Docomo along with an increase in consumer mobile service subscriptions.

The cost of mobile services revenues, most of which is recognized as outsourcing-related costs of network services revenues, has been increasing along with the rapid increase in consumer mobile and MVNE subscriptions. We have been purchasing NTT Docomo’s mobile infrastructure to provide our mobile services and we have been increasing our purchasing volume in order to offer reliable connectivity to our customers, both enterprise and consumer. NTT Docomo charges a “wholesale telecommunications service charge” to all of its MVNOs, including us. NTT Docomo calculates the unit price in accordance with the “Telecommunications Business Law” and the “Guidelines related to Operation of the Institution for Category II Designated Telecommunications Facilities,” which are both administrated by the MIC. The unit price is a flat-rate per Mbps and is calculated based mainly on NTT Docomo’s actual cost related to its mobile data communication business. In recent years, such unit price decreased by 41.2%, 56.6%, 23.5%, and 16.9% annually in the fiscal years 2011, 2012, 2013 and 2014 respectively. The corresponding unit price is approximately ¥2.8 million, approximately ¥1.2 million, approximately ¥0.9 million, and approximately ¥0.8 million in the fiscal years 2011, 2012, 2013 and 2014 respectively. Amounts we pay to NTT Docomo for our mobile services have been increasing along with　the purchasing volume increase, while the unit price itself continues to decrease.

Costs of systems integration revenues and equipment sales

The cost of our systems integration revenues and equipment sales consists of purchasing costs, personnel-related costs, outsourcing-related costs, network operation-related costs and other costs. Purchasing costs increase or decrease in tandem with systems construction revenues and equipment sales revenues. Personnel and outsourcing-related costs are mainly costs of engineering staff. Network operation-related costs are costs such as depreciation and amortization of capital leases for system-related equipment including facilities and equipment for cloud computing services. The main determinant of whether our gross margin will increase or decrease depends on whether we can secure profit for each systems integration project, whether we are able to adequately control the man-hour for each systems integration project as initially estimated, the profitability of our cloud computing services and whether we are able to achieve enough revenue that covers our total costs. For the fiscal year ending March 31, 2017, along with the increase in systems construction revenue which we expect to increase as the Japanese economy recovers, we expect the costs of systems integration revenues to also increase. We should continue to focus on controlling personnel and outsourcing costs adequately as well as carefully consider the timing of increasing facilities and equipment for IIJ GIO as cloud computing services require a large upfront investment.

Costs of ATM Operation Business

The cost of our ATM operation business consists primarily of systems related costs including up-front system development and outsourcing related costs. For the fiscal year ended March 31, 2016, the ATM operation business recorded approximately ¥2.6 billion in costs. Along with the increased number of serviced ATMs, additional capital expenditures including capitalized leases related to the placement of ATMs in places such as Japanese pinball parlors, operation and maintenance fees and other costs will increase.

Sales and marketing

Our sales and marketing expenses consist primarily of personnel expenses related to sales and marketing activities, general advertising expenses and sales commission. Our sales and marketing expenses should increase to the extent that we expand our operations, hire additional employees and increase our sales and marketing activities such as promotion of our cloud services and mobile services for consumers. Sales commission expenses for our sales channels should also increase as we acquire more subscriptions for our mobile services for consumers. We expect sales and marketing expenses to increase in the fiscal year ending March 31, 2017 as we expand our business, increase the number of sales personnel and further promote our cloud computing services and mobile services for consumers. Sales and marketing expenses were ¥10.6 billion for the fiscal year ended March 31, 2016, compared to ¥9.2 billion for the previous fiscal year.

General and administrative

Our general and administrative expenses primarily include expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. We relocated our head office in the fiscal year ended March 31, 2015. In regards to the contract for the new head office specifically, the related office rent expenses should be reduced for a certain period. Our general and administrative expenses will increase to the extent that we grow our business and hire new employees. We expect general and administrative expenses to increase in the fiscal year ending March 31, 2017 in accordance with our business growth.

Research and development

Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. We expect the research and development expenses to slightly increase for the fiscal year ending March 31, 2017.

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

Foreign exchange losses: Attributed to the weaker Japanese yen against the U.S. dollar and British pound, we recognized foreign currency losses of ¥71 million for the fiscal year ended March 31, 2016. The assets held by us which are exposed to foreign currency exchange risk are mainly U.S. dollar and British pound denominated bank deposits.

Net gain on other investments: Gain on other investments are mostly raised from available-for-sale securities and fund investments. Fluctuations in the fair value of other investments may affect our financial results. Currently we do not expect that we will have large capital gains or losses from other investments for the fiscal year ending March 31, 2017.

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

F. Tabular Disclosure of Contractual Obligations

The following table shows our material contractual payment obligations under our agreements as of March 31, 2016:

	Payments due by period (in millions of yen)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Capital lease obligations	¥12,162	¥4,142	¥5,401	¥2,281	¥338
Operating lease obligations	7,105	4,450	2,138	242	275
Total (1) (2)	¥19,267	¥8,592	¥7,539	¥2,523	¥613

_____

(1)	The table above does not include short term borrowings. For short term borrowings, see Item 5.B “Liquidity and Capital Resource” and Note 11 “Borrowings” to our consolidated financial statements included in this annual report on Form 20-F.
(2)	The table above does not include obligations for interest payments on debt, as such payments are not material. For interest payments regarding capital lease, see Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

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

There is no family relationship between any director or executive officer and any other director or executive officer. The following table provides information about our directors and company auditors as of June 27, 2016.

Name	Position	Date of birth	Current term expires	Initial appointment date	Numbers of Shares Owned (1)	Percentage of Shares Owned (1)
Koichi Suzuki	Chairman, Chief Executive Officer and Representative Director	Sep. 3, 1946	June 2017	Dec. 1992	1,815,198(2)	3.89%(2)
Eijiro Katsu	President, Chief Operating Officer and Representative Director	June 19, 1950	June 2017	June 2013	14,598	0.03%
Hideshi Hojo	Senior Managing Director	Dec. 22, 1957	June 2017	June 2000	24,929	0.05%
Takeshi Kikuchi	Senior Managing Director	Apr. 27, 1959	June 2018	June 2010	59,538	0.13%
Akihisa Watai	Managing Director, Chief Financial Officer and Chief Accounting Officer	Sep. 30, 1965	June 2018	June 2004	12,264	0.03%
Tadashi Kawashima	Managing Director	Feb. 27,1963	June 2017	June 2015	429	0.00%
Junichi Shimagami	Director	Apr. 17,1967	June 2017	June 2015(3)	8,764	0.02%
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2018	June 2004	0	—
Junnosuke Furukawa	Director	Dec. 5, 1935	June 2017	June 2005	0	—
Shingo Oda	Director	Nov. 8, 1944	June 2018	June 2008	0	—
Toshinori Iwasawa	Director	May 8, 1962	June 2017	June 2013	938	0.00%
Tadashi Okamura	Director	July 26,1938	June 2017	June 2015	0	—
Hiroki Watanabe	Director	Mar. 15,1953	June 2017	June 2015	0	—
Kazuhiro Ohira	Company Auditor	Dec. 26, 1957	June 2020	June 2010	0	—
Chiaki Furuya	Company Auditor	July 11, 1949	June 2017	June 2013	7,700	0.02%
Yasuhiro Akatsuka	Company Auditor	Feb. 10, 1947	June 2020	June 2016	0	—
Takashi Michishita	Company Auditor	Feb. 1, 1969	June 2020	June 2016	0	—

_________

(1)	The number of IIJ shares owned as of June 27, 2016.
(2)	Mr. Koichi Suzuki jointly owns IIJ stocks through his wholly owned private company called KS Holdings which holds 1.73% of the total company outstanding shares as of March 31, 2016.
(3)	Mr. Junichi Shimagami was a director of the company from June 2007 to March 2010.

Koichi Suzuki is one of the founders of IIJ and has approximately 30 years of experience in the computer and communications industries. He was appointed as president, representative director and Chief Executive Officer in April 1994. In June 2013, he became our chairman, representative director, and Chief Executive Officer. In addition, Mr. Suzuki is chairman and president of hi-ho, and president of IIJ-EG and Multifeed. He also serves as chairman of IIJ-America, and a director of IIJ-Global, Trinity　and IIJ-II. From December 1992 to April 1994, Mr. Suzuki was a director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.

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

Takeshi Kikuchi was appointed as senior managing director of IIJ in June 2010 and is serving as executive division director in charge of Business Unit (Sales Divisions). Mr. Kikuchi joined Itochu Corporation in April 1983 and was temporarily seconded to IIJ from April 1996. In July 1999, Mr. Kikuchi joined IIJ-Tech and was president of IIJ-Tech from October 2005 to March 2010.

Akihisa Watai was appointed as managing director of IIJ in June 2010 and is serving as division director of the Finance Division. Mr. Watai has served as chief financial officer and chief accounting officer since June 2004. In addition, Mr. Watai is a director of NCJ, Trinity, Trust Networks and RYUKOSHA, and a company auditor of i-revo, IIJ-Global and IIJ-II. From June 2004 to March 2010, Mr. Watai served as director of IIJ. Mr. Watai joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1989 and was temporarily seconded to IIJ from August 1996. In February 2000, Mr. Watai joined IIJ permanently and has been general manager of the Finance Division from April 2004 to March 2016.

Tadashi Kawashima has served as a managing director of IIJ since June 2015 and is serving as deputy executive division director in charge of Business Unit (Sales Divisions). Mr. Kawashima joined NTT DATA Corporation in July 1988 and served as Senior Specialist of Public and Financial IT Service Company. Mr. Kawashima served as President and Representative Director of NTT Data Tokai Corporation from June 2013 to June 2015.

Junichi Shimagami has served as a director and Chief Technology Officer of IIJ since June 2015 and is serving as division director in charge of Technology Unit (Technology Divisions) since April 2016. Mr. Shimagami is also a director of Multifeed and hi-ho. Mr. Shimagami served as a director of the Company from June 2007 to March 2010. Mr. Shimagami joined us in 1996. Prior to joining us, Mr. Shimagami worked at Nomura Research Institute, Ltd., which he joined in April 1990.

Yasurou Tanahashi has served as an outside director of IIJ since June 2004. Mr. Tanahashi served as an advisor of NS Solutions Corporation, an affiliated company of Nippon Steel Corporation from June 2007 to June 2009. Mr. Tanahashi had been president and representative director of NS Solutions Corporation since April 2000 and had been chairman of NS Solutions Corporation since April 2003.

Junnosuke Furukawa has served as an outside director of IIJ since June 2005. Mr. Furukawa has been an advisor or honorary advisor of The Furukawa Electric Co., Ltd since May 2005. From June 1995 to June 2003, Mr. Furukawa was president and CEO of The Furukawa Electric Co., Ltd. and from June 2003 to June 2004, Mr. Furukawa was chairman and CEO of The Furukawa Electric Co., Ltd. Mr. Furukawa was a director, member of the board and senior advisor of The Furukawa Electric Co., Ltd. from June 2004 to May 2005.

Shingo Oda has served as an outside director of IIJ since June 2008. From May 2005 to November 2007, Mr. Oda was president and representative director of Hewlett-Packard Japan, Ltd. From February 2002 to May 2005, Mr. Oda was vice president and representative director of Hewlett-Packard Japan, Ltd.

Toshinori Iwasawa was appointed as director of IIJ in June 2013. Mr. Iwasawa has been president and representative director of IIJ-Global since September 2010. Prior to joining IIJ-Global, he was a representative director at AT&T Japan LLC. and worked for IBM Japan from 1985.

Tadashi Okamura has served as an outside director of IIJ since June 2015. Mr. Okamura joined Toshiba Corporation in April 1962, and served as Chief Executive Officer of Toshiba Corporation from June 2000 to June 2005 and as Chairman of Toshiba Corporation from June 2005 to June 2009. Mr. Okamura has been serving as an adviser to the Board of Toshiba Corporation since June 2009 and became an honorary advisor to Toshiba Corporation in June 2016.

Hiroki Watanabe has served as an outside director of IIJ since June 2015. Mr. Watanabe joined NTT in April 1976 and served as Representative Director and Senior Executive Vice President of NTT from June 2012 to June 2014.

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

Yasuhiro Akatsuka has been an outside company auditor of IIJ since June 2016. Mr. Akatsuka is a Japanese Certified Public Accountant and joined Deloitte Haskins & Sells (currently Deloitte Touche Tohmatsu LLC) in November 1972. Mr. Akatsuka left Deloitte Touche Tohmatsu LLC in September 2011 and has been serving as senior technical director of The Japanese Institute of Certified Public Accountants.

Takashi Michishita has been an outside company auditor of IIJ since June 2016. Mr. Michishita admitted to the Tokyo Bar Association and joined Asahi Law Office (currently Nishimura & Asahi LPC) in April 1994. Mr. Michishita has been a partner at Nishimura & Asahi LPC since July 2007.

The following table provides information about our executive officers as of June 27, 2016.

Name	Position and Major Responsibility
Kazuhiro Tokita	Senior Executive Officer in charge of Financial System Business Division, Advanced Security Division and Health Care Business Department

Masayoshi Tobita	CISO, Managing Executive Officer in charge of Administrative Division and General Manager of Business Unit Management Division

Kiyoshi Ishida	Managing Executive Officer in charge of Network Division

Naoshi Yoneyama	Managing Executive Officer in charge of Corporate Planning Division

Makoto Ajisaka	Managing Executive Officer in charge of Service Product Business Division

Yoshikazu Yamai	Managing Executive Officer in charge of Service Infrastructure Division

Yasumitsu Iizuka	Executive Officer in charge of Government, Public & Educational Organization Business Division

Koichi Maruyama	Executive Officer in charge of Global Business Division

Naoya Kaihara	Executive Officer in charge of West Japan Business Division

Seiji Okita	Executive Officer in charge of Outsourcing Division

Masakazu Tachikui	Executive Officer in charge of Cloud Division

Masami Kawamata	Executive Officer in charge of Accounting and General Manager of Accounting Department

B.	Compensation

The aggregate compensation to the IIJ’s directors and company auditors during the fiscal year ended March 31, 2016 was as follows:

		Breakdown of Compensation (in millions of yen)
Position	Total Compensation	Base Salary	Stock Option	Liability for Retirement Benefit	Others	Number of Persons
Directors *	¥292	¥256	¥36	–	¥0	9
Company Auditor **	18	16	–	¥2	0	1
Outside Directors/ Outside Company Auditors	35	34	–	1	0	8

_________

(1)	Starting with its annual securities report for the year ended March 31, 2010 filed with the Ministry of Finance, a Japanese listed company is required to disclose the individual compensation of any director, executive officer or corporate auditor if it is ¥100 million or more. For fiscal year ended March 31, 2016, there was no director, executive officer or corporate auditor who received compensation of over ¥100 million.
(2)	Upper limits on compensation for directors and company auditors are determined at a general meeting of shareholders of the Company. Within the upper limit approved by the shareholders' meeting, the Board of Company Auditors will determine the amount of compensation for each company auditor.
(3)	Please see Item 6.E. “Share Ownership” for more detailed information concerning our stock options.

* Excluding Outside Directors

** Excluding Outside Company Auditors

The retirement benefit plan for full-time directors of IIJ was abolished in June 2011. We recorded a liability for retirement benefits for full-time directors of ¥380 million, which would be required if they retire as of March 31, 2016. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

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

Limitation of Liabilities of some outside Directors and Auditors

As of June 30, 2016, we have entered into an agreement with five of our outside directors, Mr. Junnosuke Furukawa, Mr. Shingo Oda, Mr. Tadashi Okamura, Mr. Yasurou Tanahashi and Mr. Hiroki Watanabe, and two of our outside company auditors, Mr. Yasuhiro Akatsuka and Mr. Takashi Michishita that limits their liabilities to us for damages suffered by us due to their acts taken in good faith and without gross negligence, amounting to ¥10 million or the aggregate of the amounts set forth in Article 427 paragraph 1 of the Corporation Law, whichever is higher. Under the former Corporation Law, we were allowed to enter into such agreements only with outside directors, outside auditors, accounting advisors and accounting auditors, but under the Corporation Law, which amended the range of directors and company auditors that are allowed to be a party to such agreements, we are allowed to enter with all directors (excluding those who are executive directors and who serve in certain other roles in corporate governance.) (hereinafter referred to as “non-executive directors”) and all company auditors. However, we have decided not to enter into such agreements with non-executive directors and company auditors other than our outside directors and outside auditors above. For further discussion, see Item 10.C. Material Contracts and Exhibit 4.5 of this annual report.

D.	Employees

As of March 31, 2016, we had 2,980 employees, including employees of our consolidated subsidiaries, and we had 2,835 employees as of March 31, 2015 and 2,353 employees as of March 31, 2014. The following table shows the breakdown of the employees by main category of activity.

	For the fiscal year ended March 31,
	2014	2015	2016
	(number of employees)
Engineering	1,606	2,008	2,121
Sales	440	501	516
Administration	307	326	343

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

	1st Series (issued in July 2011)	2nd Series (issued in July 2012)
(1) Total number of Stock Acquisition Rights:	138 rights	130 rights
(2) Class and total number of shares underlying the Stock Acquisition Rights:	27,600 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares. This number is adjusted from 1 share to 200 shares due to the effect of the stock split conducted on October 1, 2012)	26,000 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares. This number is adjusted from 1 share to 200 shares due to the effect of the stock split conducted on October 1, 2012)
(3) Amount to be paid in exchange for the Stock Acquisition Rights:	¥259,344 per option (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)	¥318,562 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)
(4) Exercise period of stock acquisition rights:	From July 15, 2011 to July 14, 2041	From July 14, 2012 to July 13, 2042
(5) Position and number of persons to be allotted the stock acquisition rights and the number of stock acquisition rights to be allotted:	- Directors (excluding Part-time and Outside Directors) of IIJ: 6 Directors, 89 rights - Executive Officers of IIJ: 8 Executive Officers, 49 rights	- Directors (excluding Part-time and Outside Directors) of IIJ: 6 Directors, 74 rights - Executive Officers of IIJ: 11 Executive Officers, 56 rights

	3rd Series (issued in July 2013)	4th Series (issued in July 2014)
(1) Total number of Stock Acquisition Rights:	89 rights	128 rights
(2) Class and total number of shares underlying the Stock Acquisition Rights:	17,800 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)	25,600 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)
(3) Amount to be paid in exchange for the Stock Acquisition Rights:	¥647,000 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)	¥422,600 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)
(4) Exercise period of stock acquisition rights:	From July 12, 2013 to July 11, 2043	From July 11, 2014 to July 10, 2044
(5) Position and number of persons to be allotted the stock acquisition rights and the number of stock acquisition rights to be allotted:	- Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 60 rights - Executive Officers of IIJ: 10 Executive Officers, 29 rights	- Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 88 rights - Executive Officers of IIJ: 10 Executive Officers, 40 rights

5th Series (issued in July 2015)
(1) Total number of Stock Acquisition Rights:	151 rights
(2) Class and total number of shares underlying the Stock Acquisition Rights:	30,200 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)
(3) Amount to be paid in exchange for the Stock Acquisition Rights:	¥369,200 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)
(4) Exercise period of stock acquisition rights:	From July 14, 2015 to July 13, 2045
(5) Position and number of persons to be allotted the stock acquisition rights and the number of stock acquisition rights to be allotted:	- Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 100 rights - Executive Officers of IIJ: 11 Executive Officers, 51 rights

6th Series (To be issued in July 2016)
(1)	Maximum number of Stock Acquisition Rights to be determined on July 11, 2016: 241 rights
(2)	Class of shares underlying the Stock Acquisition Rights, the Company’s common stock and the total number of shares underlying the Stock Acquisition Rights to be determined accordingly with the number of stock acquisition rights to be allotted (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)
(3)	Amount to be paid in exchange for the Stock Acquisition Rights is to be determined on July 11, 2016 based on the fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model.
(4)	Exercise period of stock acquisition rights: From July 12, 2016 to July 11, 2046.
(5)	Position and number of persons to be allotted the stock acquisition rights and the maximum number of stock acquisition rights to be allotted:
(i) Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 157 rights
(ii) Executive Officers of IIJ: 12 Executive Officers, 84 rights

Class and total number of shares to be acquired by exercising stock acquisition rights outstanding, as of March 31, 2016, is as follows:

	1st Series (issued in July 2011)	2nd Series (issued in July 2012)	3rd Series (issued in July 2013)	4th Series (issued in July 2014)	5th Series (issued in July 2015)
Outstanding: Class and total number of shares to be acquired	Common stock 21,400 shares	Common stock 20,800 shares	Common stock 15,600 shares	Common stock 23,400 shares	Common stock 30,200 shares

Employee Stock Purchase Plan

The Group Employee Stock Purchase Plan, which was implemented in December 1995, provides designated employees with the opportunity to purchase shares at market value. Shares are basically held in the name of the group employee stock purchase program until employees leave the association, due to resignation or retirement. The representative of the employee shareholders' association exercises voting rights in accordance with the instructions of each employee shareholder. As of March 31, 2016, the association holds 443,500 shares of common stock, or 0.94% of our outstanding shares.

Director Stock Purchase Plan

The Director Stock Purchase Plan was implemented in November 2007. On April 1, 2010, the plan was amended in connection with the introduction of the Executive Officer System. The plan provides designated directors and executive officers of IIJ and its wholly-owned subsidiaries in Japan with the opportunity to purchase IIJ common shares at market value, every month, with a fixed amount of their own money through a designated security broker.

Item 7. Major Shareholders and Related Party Transactions

A.        Major Shareholders

The following table shows information regarding beneficial ownership of our common stock as of March 31, 2016 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and the SEC.

	Outstanding Voting Shares as of March 31, 2016(4)
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates (1)	12,135,000	26.4%
Koichi Suzuki(2)	2,623,900	5.7
Directors, executive officers and company auditor as a group(3)	2,883,600	6.3

__________

(1)	Includes NTT, which owned 10,095,000 shares, or 22.0% of our outstanding voting shares and 21.6% of our total issued shares, and NTT Communications, which owned 2,040,000 shares, or 4.4% of our outstanding voting shares and 4.4% of our total issued shares.
(2)	Mr. Koichi Suzuki directly held 3.9% of our outstanding voting shares and 1.8% indirectly through his wholly owned private company called KS Holdings.
(3)	Includes Koichi Suzuki’s holdings which are also separately set forth above. No other director or executive officer except for Koichi Suzuki was a beneficial owner of more than 5%.
(4)	As of March 31, 2016, the Company held 758,709 shares of the Company as treasury stock.

Our major shareholders have the same voting rights as other holders of our common stock.

According to our register of shareholders, as of March 31, 2016, there were 7,836 holders of common stock of record worldwide. As of March 31, 2016, The Bank of New York Mellon, depositary for our ADSs, held 2.2% of the outstanding common stock on that date. According to The Bank of New York Mellon, as of March 31, 2016, there were 1,753 ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 46,711,400 shares of common stock outstanding as of March 31, 2016, 1,016,198 shares were held in the form of 2,032,396 ADSs. As of March 31, 2016, the Company held 758,709 shares of the Company as treasury stock.

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly. As far as is known to the Company, there are no arrangements, the operation of which may at a subsequent date, result in a change in control of IIJ.

B.        Related Party Transactions

NTT-affiliated Companies. The Company entered into a number of different types of transactions with NTT and its subsidiaries including purchases of wireline telecommunication services for the Company’s offices and capital lease arrangements. On an ongoing basis in the ordinary course of business, for the Company’s connectivity and outsourcing services, the Company purchases international and domestic backbone services, local access lines, rental rack space in data centers and mobile services from NTT and its subsidiaries. The Company sells to NTT and its subsidiaries its services, systems integration services and monitoring services for their data centers. For the fiscal year ended March 31, 2016, we have spent ¥23.0 billion in the aggregate for international and domestic backbone, local access line, mobile connectivity costs, lines for WAN services and co-location costs to NTT and its subsidiaries such as NTT Communications, NTT East, NTT West and NTT Docomo. As of March 31, 2016 we had ¥1.8 billion of lease obligations with NTT FINANCE.

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

Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchase and other transactions with companies which are owned 20% to 50% by us and are accounted for by the equity method. Account balances and transactions with such 20% to 50% owned companies as of and for the fiscal year ended March 31, 2016 are presented as follows:

millions of yen
Accounts receivable	¥122
Accounts payable	47
Revenues	659
Costs and Expenses	502

Transactions with Outside Directors and Auditors. On June 25, 2014, we entered into agreements on limited liability with Mr. Yasurou Tanahashi and Mr. Shingo Oda as our outside directors. On June 26, 2015 we entered into additional agreements on limited liability with Mr. Tadashi Okamura, Mr. Hiroki Watanabe, and Mr. Junnosuke Furukawa. On June 24, 2016 we entered into an additional agreement on limited liability with Mr. Yasuhiro Akatsuka and Mr. Takashi Michishita as our outside auditors, pursuant to which their liability for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million. For further discussion, see Item 10.C. Material Contracts and Exhibit 4.5 of this annual report.

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

Dividend Policy

Our basic dividend policy is that we pay dividends to our shareholders continuously and in a stable manner while considering the need to have retained earnings for the enhancement of financial position, middle-to long-term business expansion, future business investment and other goals. Under Japanese law, a company is required to have retained earnings, without accumulated deficit, in order to be able to conduct certain types of capital-related transactions such as payments of dividends in general. The ordinary general meeting of shareholders held in June 2006 approved the elimination of accumulated deficit through the reduction of additional-paid in capital and common stock in our non-consolidated financial statements under generally accepted accounting principles in Japan. For the fiscal year ended March 31, 2016, IIJ paid total cash dividend of ¥22.00 per share of common stock.

B. Significant Changes

Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2016, the date of our last audited financial statements.

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

The following table shows, for the periods indicated, the high and low price of our ADSs and shares of common stock on the TSE for the periods indicated:

	NASDAQ (1) (per ADS)		TSE (1) (2) (per share of common stock)
Fiscal year ended/ending March 31,	High	Low	High	Low
2011	$8.37	$5.08	¥1,460	¥815
2012	11.78	6.67	1,830	1,128
2013	17.30	8.24	3,300	1,326
2014	21.21	8.71	4,365	1,797
2015
First Quarter	12.95	10.11	2,700	2,048
Second Quarter	12.62	9.61	2,589	2,046
Third Quarter	10.92	7.56	2,647	1,802
Fourth Quarter	10.93	8.07	2,657	1,941
2016
First Quarter	10.01	7.78	2,175	1,910
Second Quarter	10.20	8.00	2,554	2,002
Third Quarter	10.29	8.01	2,508	1,987
Fourth Quarter	10.92	8.62	2,489	1,995
Month
January 2016	10.49	8.62	2,489	1,995
February 2016	10.24	9.05	2,331	2,007
March 2016	10.92	9.99	2,438	2,243
April 2016	11.12	9.54	2,322	2,081
May 2016	11.13	9.81	2,464	2,107
June 2016 (through June 24, 2016)	11.00	9.24	2,449	1,901

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

Limitation of Liability Agreements, dated June 26, 2015 and June 24, 2016 between IIJ and outside directors and outside company auditors. We entered into a Limitation of Liability Agreement with Mr. Junnosuke Furukawa, Mr. Tadashi Okamura and Mr. Hiroki Watanabe as outside directors on June 26, 2015 and with Mr. Yasurou Tanahashi and Mr. Shingo Oda as outside directors and with Mr. Yasuhiro Akatsuka and Mr. Takashi Michishita as outside company auditors on June 24, 2016 respectively, under which we limit the liability of outside directors in accordance with the rules defined in Article 427 of the Corporation Law. Under the terms of the agreements on limited liability, the liability of outside directors for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million or the aggregate of the amounts set forth in Article 427 paragraph 1 of the Corporation Law, whichever is higher. The agreements on limited liability are automatically renewed if the outside directors and auditors are re-elected and terminate when the outside directors, subject to the agreements on limited liability, lose the status of outside director, i.e., become a director, executive officer or employee of the company. The full English translation of the Agreement on Limited Liability is filed as Exhibit 4.5 of this annual report.

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

Generally, a non-resident individual of Japan or a non-Japanese corporation as a holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by IIJ. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by IIJ to non-resident individual of Japan or a non-Japanese corporation is 20% (on or before December 31, 2037, the rate of Japanese withholding tax will be increased to 20.42% including the Special Reconstruction Income Tax, which is described below). With respect to dividends paid on listed shares issued by Japanese Corporation (such as our shares) to a non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to 15% for dividends to be due and payable thereafter (on or before December 31, 2037, the rate of Japanese withholding tax will be increased to 15.315% including the Special Reconstruction Income Tax). This tax reduction is not available for a non-resident individual who holds 3% of the issued shares of a Japanese corporation. For the purpose of this paragraph, the Special Reconstruction Income Tax is a special surtax at the rate of 2.1% imposed on individuals and corporations (whether residents or non-residents of Japan, or Japanese corporations or non-Japanese corporations) until December 31, 2037 for reconstruction funding after the Great East Japan Earthquake. This special surtax is applicable to various income taxes including withholding tax on dividends and the amount of such special surtax is calculated by multiplying the amount of the original income tax by the surtax rate of 2.1%. In consequence, the amount of the aggregate withholding tax on dividends will be the original amount of such withholding tax plus the original amount multiplied by the surtax rate (i.e. 102.1% of the original amount). Japan has income tax treaties whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain while the income tax treaties with Australia, France, Hong Kong, The Netherlands, Portugal, Saudi Arabia, Switzerland, the U.K. and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between the United States and Japan, dividends paid to pension fund of qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under the income tax treaty between Japan and the U.K., similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by IIJ on the shares.

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

Interest Rate Risk

As of March 31, 2016, our interest rate risk on short-term borrowings and capital lease obligations were not material since the weighted average interest rate as of March 31, 2016 is reasonably low and we do not expect interest rates to rise sharply in the near future.

Equity Price Risk

The fair value of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2015 and 2016, the fair value of such investments was ¥4,314 million and ¥3,944 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥431 million and ¥394 million as of March 31, 2015 and 2016, respectively. See Note 4 “Other Investments” to our consolidated financial statements, included in this annual report on Form 20-F.

Foreign Currency Exchange Rate Risk

The assets held by us which are exposed to foreign currency exchange risk are mainly U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $9,582 thousand (¥1,155 million) and $15,880 thousand (¥1,915 million) as of March 31, 2015 and 2016, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would have been approximately ¥116 million and ¥192 million as of March 31, 2015 and 2016, respectively.

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

Fees and other payments made by the Depositary to the Issuer

For the fiscal year beginning April 1, 2015 and ended March 31, 2016, The Bank of New York Mellon, as Depositary, reimbursed IIJ for the NASDAQ Stock Market listing fees of $40,000. The Bank of New York Mellon, as Depositary has also agreed to reimburse IIJ for its annual stock exchange (NASDAQ Stock Market) listing fees for future years. Furthermore, from April 1, 2015 to March 31, 2016, the Bank of New York Mellon has waived a total of $56,230.94 in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions in addition to their standard fees for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

As of the end of the fiscal year ended March 31, 2016, our management, with the participation of Koichi Suzuki, our chairman, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.

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

Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2016.

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

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control– Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2016.

The effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in their report, presented hereafter.

(c) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Internet Initiative Japan Inc.:

We have audited the internal control over financial reporting of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2016 of the Company and our report dated June 30, 2016 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

June 30, 2016

(d) Changes in Internal Control Over Financial Reporting

With the participation of our chief executive officer and chief financial officer, our management also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2016. Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

At our shareholders’ meeting in June 2016, two company auditors were nominated and our Board of Company Auditors determined that one of the nominated company auditors serving on the Board of Company Auditors, Yasuhiro Akatsuka, is an “audit committee financial expert” as defined in Item 16A. of Form 20-F and to be independent under the standards of the NASDAQ Stock Market. Mr. Akatsuka is independent from us.

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

Item 16C. Principal Accountant Fees and Services

Independent Auditor Fees and Services

The Board of Directors engaged Deloitte Touche Tohmatsu LLC to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2015 and 2016. The following table sets forth the aggregate fees billed for services rendered by Deloitte Touche Tohmatsu LLC and its member firm for each of the last two fiscal years.

	Fiscal year ended March 31,
	2015		2016
	(millions of yen)
Audit fees (1)	¥126		¥127
Audit-related fees	2	(2)	–
Tax fees (3)	3		5
All other fees	–		–
Total fees	¥131		¥132

__________

(1)	These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu LLC for the audit of our annual financial statements, the audit of our internal control over financial reporting and services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	The fee is for the consultation related to the filing of Form SD (Conflict Minerals).
(3)	These are the aggregate fees billed for the fiscal year for professional services rendered by member firms of Deloitte Touche Tohmatsu Limited, such as Deloitte Tax LLP, for tax compliance, tax advice and tax planning.

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

All of the services provided by our independent registered public accounting firm from May 6, 2003, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2016 were pre-approved by the Board of Company Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries beginning on page F-1.

Item 19. Exhibits

1.1	Articles of Incorporation, as amended (English translation)[1]
1.2	Share Handling Regulations, as amended (English translation)[1]
1.3	Regulations of the Board of Directors, as amended (English translation)[1]
1.4	Regulations of the Board of Company Auditors, as amended (English translation)
2.1	Bylaws of the IIJ Group Employee Shareholders’ Association (English translation) [2]
2.2	Form of Deposit Agreement among IIJ, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [3]
2.3	Bylaws of the IIJ Group Director Stock Purchase Plan (English translation) [4]
4.1	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (English translation)[5]
4.2	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (English translation) [5]
4.3	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation) [6]
4.4	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.[7]
4.5	Agreement on Limited Liability, dated June 25, 2014 and June 26, 2015 between Internet Initiative Japan Inc. and outside directors and outside company auditors [8]
4.6	Stock Purchase Agreement, dated June 1, 2010, between Internet Initiative Japan Inc. and AT&T Japan LLC.[9]
4.7	Solutions Engagement Agreement, dated May 31, 2010 between Communications Services KK (changed its trade name to IIJ-Global Solutions Inc. on September 1, 2010) and IBM Japan, Ltd.[9]
8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
11.1	Internet Initiative Japan Code of Conduct [10]
12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1) Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 28, 2013.

(2) Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 10, 2015.

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

(8) We entered into a Limitation of Liability Agreement with Mr. Junnosuke Furukawa, Mr. Tadashi Okamura and Mr. Hiroki Watanabe on June 26, 2015 and with Mr. Yasuhiro Akatsuki and Mr. Takashi Michishita on June 24, 2016

(9) Schedules, annexes and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IIJ agrees to furnish supplementary copies of the omitted schedules, annexes and similar attachments to the SEC upon request. A list briefly describing the omitted schedules, annexes and similar attachments are contained in this exhibit.

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

Date: June 30, 2016

Internet Initiative Japan Inc. and Subsidiaries

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

       Internet Initiative Japan Inc.:

We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. and subsidiaries (the "Company") as of March 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Internet Initiative Japan Inc. and subsidiaries as of March 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2016, based on the criteria established in Internal Control―Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2016 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
June 30, 2016

F-2

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2015 and 2016

	Thousands of Yen
ASSETS	2015	2016

CURRENT ASSETS:
Cash and cash equivalents	¥21,093,633	¥19,569,095
Accounts receivable, net of allowance for doubtful accounts of ¥54,590 thousand and ¥74,229 thousand at March 31, 2015 and 2016, respectively (Notes 5, 6 and 22)	22,251,818	23,746,683
Inventories (Note 3)	1,229,463	2,003,573
Prepaid expenses―current	3,691,643	4,769,988
Deferred tax assets―current (Note 12)	1,547,474	1,481,651
Other current assets, net of allowance for doubtful accounts of ¥720 thousand and ¥15,693 thousand at March 31, 2015 and 2016, respectively (Notes 5 and 9)	2,272,605	1,834,951

Total current assets	52,086,636	53,405,941

INVESTMENTS IN EQUITY METHOD INVESTEES (Note 6)	2,560,557	2,979,652

OTHER INVESTMENTS (Notes 4, 17, 18 and 19)	6,660,706	5,948,741

PROPERTY AND EQUIPMENT—Net (Notes 7 and 9)	29,370,054	34,324,150

GOODWILL (Note 8)	6,169,609	6,169,609

OTHER INTANGIBLE ASSETS—Net (Note 8)	3,941,279	3,549,459

GUARANTEE DEPOSITS (Note 9)	2,800,201	3,084,681

DEFERRED TAX ASSETS―Noncurrent (Note 12)	471,087	224,316

NET INVESTMENT IN SALES-TYPE LEASES―Noncurrent (Note 9)	762,159	2,444,848

PREPAID EXPENSES―Noncurrent	2,914,375	4,987,193

OTHER ASSETS, net of allowance for doubtful accounts and loans of ¥92,935 thousand and ¥61,593 thousand at March 31, 2015 and 2016, respectively (Notes 5, 6 and 18)	968,652	716,314

TOTAL	¥108,705,315	¥117,834,904

F-3	(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2015 and 2016

	Thousands of Yen
LIABILITIES AND SHAREHOLDERS' EQUITY	2015	2016

CURRENT LIABILITIES:
Short-term borrowings (Note 11)	¥9,250,000	¥9,250,000
Capital lease obligations—current portion (Note 9)	3,522,113	3,954,386
Accounts payable—trade (Notes 6 and 22)	12,182,908	13,906,703
Accounts payable—other	1,442,810	1,497,767
Income taxes payable (Note 12)	499,104	1,078,412
Accrued expenses	2,968,139	2,932,653
Deferred income—current	2,143,480	2,528,885
Other current liabilities (Notes 10 and 12)	1,732,781	917,300

Total current liabilities	33,741,335	36,066,106

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 9)	4,340,421	7,779,367

ACCRUED RETIREMENT AND PENSION COSTS— Noncurrent (Note 13)	2,792,617	3,581,426

DEFERRED TAX LIABILITIES—Noncurrent (Note 12)	1,097,650	710,055

DEFERRED INCOME—Noncurrent	2,943,975	3,092,562

OTHER NONCURRENT LIABILITIES (Note 10)	945,537	1,261,413

Total liabilities	45,861,535	52,490,929

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS' EQUITY (Notes 4, 13, 14 and 15):
Common stock—authorized, 75,520,000 shares; issued and outstanding, 46,701,000 and 46,711,400 shares at March 31, 2015 and 2016, respectively	25,499,857	25,509,499
Additional paid-in capital	36,014,128	36,059,833
Retained earnings (Accumulated deficit)	(556,162)	2,471,276
Accumulated other comprehensive income	1,938,649	1,196,669
Treasury stock—758,709 shares held by the company at March 31, 2015 and 2016, respectively	(392,070)	(392,070)

Total Internet Initiative Japan Inc. shareholders' equity	62,504,402	64,845,207

NONCONTROLLING INTERESTS	339,378	498,768

Total equity	62,843,780	65,343,975

TOTAL	¥108,705,315	¥117,834,904

See notes to consolidated financial statements.

F-4	(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income

Three Years in the Period Ended March 31, 2016

	Thousands of Yen
	2014	2015	2016

REVENUES (Notes 6 and 22):
Network services:
Internet connectivity services (enterprise)	¥16,585,175	¥16,349,785	¥17,597,343
Internet connectivity services (consumer)	6,024,560	8,222,015	15,255,596
WAN services	25,005,867	24,325,951	25,176,730
Outsourcing services	19,670,127	20,107,850	21,265,895
Total	67,285,729	69,005,601	79,295,564
Systems integration:
Systems construction	18,673,638	20,437,326	21,144,677
Systems operation and maintenance	23,795,927	27,800,132	33,043,669
Total	42,469,565	48,237,458	54,188,346
Equipment sales	1,690,225	2,166,928	3,275,220
ATM operation business	2,826,832	3,640,128	3,888,878

Total revenues	114,272,351	123,050,115	140,648,008

COSTS AND EXPENSES (Notes 6, 9, 13 and 22):
Cost of network services	53,045,814	54,932,285	64,239,600
Cost of systems integration	36,510,328	41,561,621	46,225,629
Cost of equipment sales	1,526,618	1,932,180	2,968,711
Cost of ATM operation business	2,123,168	2,551,437	2,558,883
Total costs	93,205,928	100,977,523	115,992,823
Sales and marketing (Note 21)	8,547,693	9,188,425	10,588,887
General and administrative (Note 7)	6,374,057	7,367,600	7,470,746
Research and development	421,361	441,329	455,198

Total costs and expenses	108,549,039	117,974,877	134,507,654

OPERATING INCOME	5,723,312	5,075,238	6,140,354

OTHER INCOME (EXPENSES):
Dividend income	51,003	63,143	93,054
Interest income	26,719	23,111	27,587
Interest expense	(256,371)	(238,260)	(241,057)
Foreign exchange gain (loss), net	219,381	(5,045)	(71,270)
Net gain on sales of other investments (Note 4)	107,655	41,251	23,765
Net gain on other investments (Note 4)	313,393	–	–
Impairment of other investments (Note 4)	–	(29,117)	(14,729)
Other—net	89,799	208,671	235,630

Other income—net	551,579	63,754	52,980

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	¥6,274,891	¥5,138,992	¥6,193,334

F-5	(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income

Three Years in the Period Ended March 31, 2016

	Thousands of Yen
	2014	2015	2016

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	¥6,274,891	¥5,138,992	¥6,193,334

INCOME TAX EXPENSE (Note 12)	1,795,305	1,896,865	2,183,531
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES (Note 6)	204,046	154,626	180,219
NET INCOME	4,683,632	3,396,753	4,190,022

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(241,395)	(74,672)	(151,740)

NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥4,442,237	¥3,322,081	¥4,038,282

	Shares

NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER SHARE (Note 16):
Basic weighted-average number of common shares outstanding	44,306,680	45,942,291	45,950,098
Diluted weighted-average number of common shares outstanding	44,361,083	46,014,737	46,043,383

	Yen

BASIC NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	¥100.26	¥72.31	¥87.88

DILUTED NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	100.14	72.20	87.71

See notes to consolidated financial statements.

F-6	(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Three Years in the Period Ended March 31, 2016

	Thousands of Yen
	2014	2015	2016

NET INCOME	¥4,683,632	¥3,396,753	¥4,190,022

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 15):
Foreign currency translation adjustments	419,557	243,538	(67,652)
Unrealized holding gain (loss) on securities	988,139	61,590	(275,952)
Defined benefit pension plans	41,115	(83,000)	(394,418)
TOTAL COMPREHENSIVE INCOME	6,132,443	3,618,881	3,452,000

LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(241,251)	(70,937)	(155,698)

COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥5,891,192	¥3,547,944	¥3,296,302

See notes to consolidated financial statements.

F-7	(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

Three Years in the Period Ended March 31, 2016

	Amounts in thousands except share data
		Internet Initiative Japan Inc. Shareholders’ Equity
	Total Equity	Retained earnings (Accumulated Deficit) (Note 14)	Accumulated Other Comprehensive Income (Loss) (Notes 13 and 15)	Shares of Common Stock Outstanding	Common Stock	Treasury Stock (Note 14)	Additional Paid-in Capital	Noncontrolling Interests

BALANCE, MARCH 31, 2013	¥37,634,178	¥(6,399,088)	¥263,770	41,295,600	¥16,833,847	¥(392,079)	¥27,300,325	¥27,403

Acquisition of noncontrolling interests in consolidated subsidiaries (Note 14)			61			53	99	(213)
Issuance of common stock, net of issuance cost (Note 14)	17,271,204			5,400,000	8,661,600		8,609,604
Issuance of common stock upon exercise of stock options	3,151			2,200	1,575		1,576
Stock-based compensation (Note 14)	50,391						50,391
Net income	4,683,632	4,442,237						241,395
Other comprehensive income (loss), net of tax	1,448,811		1,448,955					(144)
Dividends paid (Note 14)	(910,697)	(910,697
Purchase of treasury stock	(44)					(44)

BALANCE, MARCH 31, 2014	60,180,626	(2,867,548)	1,712,786	46,697,800	25,497,022	(392,070)	35,961,995	268,441

Issuance of common stock upon exercise of stock options	5,671			3,200	2,835		2,836
Stock-based compensation (Note 14)	49,297						49,297
Net income	3,396,753	3,322,081						74,672
Other comprehensive income (loss), net of tax	222,128		225,863					(3,735)
Dividends paid (Note 14)	(1,010,695)	(1,010,695)

BALANCE, MARCH 31, 2015	62,843,780	(556,162)	1,938,649	46,701,000	25,499,857	(392,070)	36,014,128	339,378

Subsidiary stock issuance	3,692							3,692
Issuance of common stock upon exercise of stock options	10			10,400	9,642		(9,632)
Stock-based compensation (Note 14)	55,337						55,337
Net income	4,190,022	4,038,282						151,740
Other comprehensive income (loss), net of tax	(738,022)		(741,980)					3,958
Dividends paid (Note 14)	(1,010,844)	(1,010,844)

BALANCE, MARCH 31, 2016	¥65,343,975	¥2,471,276	¥1,196,669	46,711,400	¥25,509,499	¥(392,070)	¥36,059,833	¥498,768

F-8	(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Three Years in the Period Ended March 31, 2016

	Thousands of Yen
	2014	2015	2016

OPERATING ACTIVITIES:
Net income	¥4,683,632	¥3,396,753	¥4,190,022
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,822,981	9,677,339	9,921,555
Impairment loss on intangible assets	–	–	11,000
Provision for retirement and pension costs, less payments	226,599	256,661	200,871
Provision for (reversal of) allowance for doubtful accounts	(46,935)	33,158	48,407
Gain on sales of property and equipment	–	(29,733)	(38,219)
Loss on disposal of property and equipment	83,487	101,189	66,169
Net gain on sales of other investments	(107,655)	(41,251)	(23,765)
Net gain on other investments	(313,393)	–	–
Impairment of other investments	–	29,117	14,729
Foreign exchange gain, net	(129,916)	(18,259)	(51,727)
Equity in net income of equity method investees, net of dividend received	(204,046)	(122,286)	(124,141)
Deferred income tax expense (benefit)	(699,826)	211,230	249,115
Others	71,448	8,560	(12,341)
Changes in operating assets and liabilities net of effects from acquisition of a company:
Increase in accounts receivable	(342,391)	(2,819,564)	(1,565,857)
Decrease (increase) in net investment in sales-type lease—noncurrent	145,266	(9,385)	98,511
Decrease (increase) in inventories	(365,533)	450,256	(777,192)
Increase in prepaid expenses	(612,802)	(542,770)	(1,083,665)
Decrease (increase) in other current and noncurrent assets	(1,801,403)	715,132	(1,485,629)
Increase in accounts payable	476,860	648,562	1,760,207
Increase (decrease) in income taxes payable	(594,782)	(718,737)	579,414
Increase (decrease) in accrued expenses	(219,277)	873,815	(32,288)
Increase (decrease) in deferred income—current	(158,972)	465,469	418,162
Increase (decrease) in deferred income—noncurrent	91,462	(248,061)	201,897
Increase (decrease) in other current and noncurrent liabilities	(217,925)	595,178	(513,647)
Net cash provided by operating activities—(Forward)	¥8,786,879	¥12,912,373	¥12,051,588

F-9	(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Three Years in the Period Ended March 31, 2016

	Thousands of Yen
	2014	2015	2016

Net cash provided by operating activities—(Forward)	¥8,786,879	¥12,912,373	¥12,051,588

INVESTING ACTIVITIES:
Purchases of property and equipment	(9,123,998)	(8,157,115)	(10,898,533)
Proceeds from sales of property and equipment	456,330	772,226	2,574,449
Purchases of available-for-sale securities	(167,545)	(4,104)	(59,490)
Purchases of other investments	(1,185,985)	(282,478)	(376,067)
Investment in equity method investees	(199,920)	(338,240)	(338,166)
Proceeds from sales of available-for-sale securities	391,814	–	141,235
Proceeds from sales of other investments	351,740	40,501	808,465
Payments of guarantee deposits	(688,902)	(1,635,910)	(348,005)
Refund of guarantee deposits	20,233	1,572,885	21,567
Payments for refundable insurance policies	(18,787)	(47,831)	(56,362)
Proceeds from subsidies	–	200,000	200,000
Refund from insurance policies	16,026	–	10,108
Acquisition of a newly controlled company, net of cash acquired (Note 2)	–	(167,678)	–
Other	(53,766)	(25,000)	(56,029)
Net cash used in investing activities	(10,202,760)	(8,072,744)	(8,376,828)

FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	250,000	50,000	1,550,000
Repayments of short-term borrowings with initial maturities of over three months and long-term borrowings	(1,260,000)	(1,030,000)	(1,550,000)
Principal payments under capital leases	(3,968,724)	(4,193,654)	(4,194,215)
Proceeds from sale and lease back	–	50,847	–
Net decrease in short-term borrowings	–	(150,000)	–
Proceeds from issuance of subsidiary stock to noncontrolling interests	–	–	3,692
Dividends paid	(910,697)	(1,010,695)	(1,010,844)
Proceeds from issuance of common stock, net of issuance cost	17,271,204	–	–
Other	109	3	10
Net cash provided by (used in) financing activities	11,381,892	(6,283,499)	(5,201,357)

FORWARD	¥9,966,011	¥(1,443,870)	¥(1,526,597)

F-10	(Continued)

	Thousands of Yen
	2014	2015	2016

FORWARD	¥9,966,011	¥(1,443,870)	¥(1,526,597)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	196,217	116,403	2,059

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,162,228	(1,327,467)	(1,524,538)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,258,872	22,421,100	21,093,633

CASH AND CASH EQUIVALENTS, END OF YEAR	¥22,421,100	¥21,093,633	¥19,569,095

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥256,722	¥239,940	¥241,260
Income taxes paid	2,707,784	2,405,067	1,377,753

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	3,436,245	3,678,012	8,065,674
Facilities purchase liabilities	1,050,429	1,442,810	1,497,767
Asset retirement obligation	170,814	287,036	45,169
Acquisition of a company (Note 2):
Assets acquired	–	1,064,736	–
Liabilities assumed	–	464,736	–
Cash paid	–	(600,000)	–
Cash acquired	–	432,322	–
Acquisition of a newly controlled company, net of cash acquired	–	(167,678)	–

See notes to consolidated financial statements.

F-11	(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. (“IIJ,” a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan. As of March 31, 2016, 26.4% of IIJ’s voting shares were jointly owned by Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiary. IIJ and its subsidiaries (collectively, the “Company”) provide customers substantially operating in Japan with Internet connectivity services, Wide Area Network (“WAN”) services and outsourcing services. The Company also provides systems integration which consists of systems construction and systems operation and maintenance. In addition, a subsidiary provides Automated Teller Machines (“ATM”) operation services.

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable, which includes the accounts receivable from a large customer as noted in Note 20. The Company’s management believes that the risks associated with accounts receivable are mitigated by the large number of customers comprising its customer base and its credit line control. The Company also conducts an evaluation of a new customer’s financial condition at the inception of a transaction and continuously monitors delays in payment for each customer.

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

Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, IIJ Engineering Inc. (“IIJ-EG,” which was renamed from Net Care, Inc), IIJ America, Inc. (“IIJ-America”), Netchart Japan Inc. (“NCJ”), hi-ho Inc. (“hi-ho”), Trust Networks Inc. (“Trust Networks”), IIJ Innovation Institute Inc. (“IIJ-II”), IIJ Global Solutions Inc. (“IIJ-Global”) and its subsidiaries, IIJ Exlayer Inc. (“IIJ-Exlayer”) and its subsidiaries, IIJ Europe Limited (“IIJ-Europe”) and RYUKOSHA NETWARE Inc. (“RYUKOSHA”). IIJ-Exlayer was acquired by IIJ on April 2, 2012. IIJ-Europe was originally a wholly-owned subsidiary of IIJ-Exlayer. IIJ-Exlayer was merged with IIJ on January 1, 2014. RYUKOSHA was acquired by IIJ on December 1, 2014. All of the subsidiaries, except for IIJ-America, IIJ-Europe and other foreign subsidiaries, have fiscal years ending March 31. IIJ-America, IIJ-Europe and other foreign subsidiaries’ fiscal year-end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the foreign subsidiaries to report their financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements. Intercompany transactions and balances have been eliminated in consolidation.

Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other-than-temporary declines in the value of investments in equity method investees below the carrying amount, the investments are reduced to fair value and an impairment loss is recognized.

Equity-method goodwill which is the portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an investee is not amortized, but equity-method investments are continuously to be reviewed for impairment in accordance with Accounting Standards Codification (“ASC”) 323 “Investments-Equity Method and Joint Ventures.”

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

System integration revenue involves one or more of the following deliverables:

・System construction services ― include all or some of the following elements depending on arrangements to meet each of our customer's requirements: consulting, project planning, system design, and development of network systems. These services also include the installation of software as well as configuration and installation of hardware.

・Software ― we resell third-party software such as Oracle and Windows to our customers, which are installed by us during the system development process.

・Hardware ― we also resell third-party hardware, primarily servers, switches and routers, which we install during the system development process. The hardware is generic hardware that is often sold by third party manufacturers and resellers.

・Monitoring and operating service ― we monitor our customer's network activity and internet connectivity to detect and report problems. We also provide constant data backup services.

・Hardware and software maintenance service ― we repair or replace any malfunctioning parts of hardware. We examine software faults and provide suitable solutions to customers.

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

The method used to account for each unit and the period over which each unit of accounting is recognized are as follows:

・Revenue allocated to system construction services is accounted for using contract accounting. System construction service revenues, which are generally completed within three months, are recognized based on the completed-contract method in compliance with ASC 605-35-25-92 because the Company is unable to bill customers and the title to the constructed network system is not transferred to the customers unless they are satisfied with and accept the completed systems.

・Revenue related to the hardware and software essential to the hardware product’s functionality is not recognized until customer acceptance is received because title to the hardware and software do not transfer to our customers until formal acceptance is received.

・Revenue related to undelivered non-software services (monitoring, operating and hardware maintenance services) is recognized on a straight-line basis over the contract period.

The Company also enters into multiple-element arrangements for system integration services that include software not essential to the hardware product’s functionality and software-related services and accounts for them in accordance with ASC 985-605, “Software-Revenue Recognition.” The Company has been able to establish VSOE of fair value of the software-related services based on separate renewal contracts of the services that are consistently priced within a narrow range. The Company allocates revenue to such services based on VSOE and recognizes the revenues on a straight-line basis over the contract period. The Company allocates the residual amount to the software.

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

Cash and Cash Equivalents—Cash and cash equivalents includes time deposits with original maturities of three months or less.

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

・A recent example of the new issuance of a security, in which the issue price is less than our cost.

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

The useful lives for depreciation and amortization by major asset classes are as follows:

	Range of Useful Lives

Data communications, office and other equipment (years)	2	to	20
Buildings (years)		20
Leasehold improvements (years)	4	to	20
Capitalized software (years)	5	to	7
Capital leases (years)	4	to	6

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

The Company recognizes the financial statement effect of uncertain tax positions when it is more-likely- than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income.

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

Research and Development Costs—Research and development costs are expensed as incurred.

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

New Accounting Guidance

Accounting Guidance Issued But Not Adopted as of March 31, 2016

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. This guidance also requires an entity to improve disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2015-14, "Revenue from Contracts with Customers: Deferral of the Effective Date," which was issued in August 2015, revised the effective date for this ASU to annual and interim periods beginning after December 15, 2017, with early adoption permitted, but not earlier than the original effective date of annual and interim periods beginning after December 15, 2016, for public entities. The Company is currently evaluating the impact of adopting this guidance.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which applies to inventory that is measured using the first-in, first-out (“FIFO”) or average cost methods. Under the updated guidance, an entity should measure inventory within the scope of the guidance at the lower of cost and net realizable value, which is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, first-out (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of adopting this guidance.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the ASU clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for fiscal years and interim periods beginning after December 15, 2017, and upon adoption, an entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. Early adoption is not permitted except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument-specific credit risk in other comprehensive income. The Company is currently evaluating the impact of adopting this guidance.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance requires that a lessee recognizes assets and liabilities for leases with lease terms of more than twelve months and the recognition, presentation and measurement in the financial statements will depend on its classification as a finance or operating lease. In addition, the new guidance will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting remains largely unchanged from current U.S. GAAP but does contain some targeted improvements to align with the new revenue recognition guidance issued in 2014. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, using a modified retrospective approach, and early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)," which is an amendment to the new revenue recognition standard on assessing whether an entity is a principal or an agent in a revenue transaction. This amendment addresses implementation issues that were discussed by the Revenue Recognition Transition Resource Group ("TRG") to clarify the principal versus agent assessment and provide for a more consistent application. This new standard has the same effective date and transition requirements as ASU 2014-09. The Company is currently evaluating the impact of adopting this guidance.

2.        BUSINESS COMBINATIONS

There were no business acquisitions during the years ended March 31, 2014 and March 31, 2016.

On December 1, 2014, the Company acquired all the outstanding common shares of RYUKOSHA, which engages in human resources outsourcing services for fields such as systems operation and service support, for total consideration of ¥600,000 thousand paid in cash. The acquisition price of the shares was determined on the basis of the estimated future cash flows and efficiencies gained from an expected reduction in external recruiting expenses. There are no future contingent payments. The objectives of this acquisition are to rapidly strengthen the Company's engineering organization to meet the needs of a growing number of systems integration and outsourcing projects (such as systems construction and operation, and outsourcing for corporate customers' networks and systems) and to increase the Company's in-house business efficiency over the mid- to long-term by bringing more outsourced personnel into the Company.

The fair value of the assets acquired and liabilities assumed recognized in relation to the acquisition of RYUKOSHA was ¥865,078 thousand and ¥464,736 thousand, respectively, and goodwill of ¥199,658 thousand was recorded (see Note 8, “GOODWILL AND OTHER INTANGIBLE ASSETS”).

For the year ended March 31, 2015, acquisition-related costs of ¥32,262 thousand were incurred. These costs consisted of professional advisory fees and were recorded in “General and administrative” expenses.

Pro forma results of operations have not been presented because the effect of the acquisition was not material.

3.       INVENTORY

The components of inventories as of March 31, 2015 and 2016 are as follows:

	Thousands of Yen
	2015	2016

Network equipment purchased for resale	¥667,110	¥658,330
Work in process	562,353	1,345,243

Total inventories	¥1,229,463	¥2,003,573

4.       OTHER INVESTMENTS

Pursuant to ASC 320, “Investments―Debt and Equity Securities,” all of the Company's marketable equity and debt securities are classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at March 31, 2015 and 2016 is as follows:

	Thousands of Yen
March 31, 2015	Cost	Unrealized Gains	Unrealized Losses	Fair Value

Available-for-sale—Equity securities	¥1,778,803	¥2,528,884	¥95,116	¥4,212,571
Available-for-sale—Debt securities	100,300	1,610	–	101,910
	¥1,879,103	¥2,530,494	¥95,116	¥4,314,481

March 31, 2016

Available-for-sale—Equity securities	¥1,822,151	¥2,090,940	¥82,244	¥3,830,847
Available-for-sale—Debt securities	100,300	13,250	–	113,550
	¥1,922,451	¥2,104,190	¥82,244	¥3,944,397

Maturities of available-for-sale debt securities are due after 10 years.

The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2015 and 2016:

	Thousands of Yen
	Less than 12 Months		12 Months or More		Total
March 31, 2015	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Losses

Available-for-sale—Equity securities	¥946,712	¥95,116	–	–	¥946,712	¥95,116

March 31, 2016

Available-for-sale—Equity securities	¥994,658	¥79,267	¥7,587	¥2,977	¥1,002,245	¥82,244

The Company regularly reviews all of the Company's investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security's market price.

The Company’s unrealized loss on investments in marketable equity securities as of March 31, 2016 relates to Japanese companies (8 issuers) in various industries. The fair value of each investment is between 5.9% and 36.4% less than its cost. The duration of the unrealized loss position was primarily less than 12 months. The Company evaluated the near-term prospects of the issuers and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold the investments for a reasonable period of time sufficient to recover the unrealized loss, the Company does not consider the investments to be other-than-temporarily impaired at March 31, 2016.

Proceeds from the sale of available-for-sale securities were ¥391,814 thousand and ¥141,235 thousand for the years ended March 31, 2014 and 2016, respectively. Gross realized gains of ¥107,655 thousand and ¥35,934 thousand were included in "Other income (expenses)" for the years ended March 31, 2014 and 2015, respectively.

Net gain on other investments, which was derived from realized gains on investments in funds, for the year ended March 31, 2014 was ¥313,393 thousand.

The aggregate cost of the Company’s cost method investments totaled ¥2,346,225 thousand and ¥2,004,344 thousand at March 31, 2015 and 2016, respectively.

Impairment of investments in certain marketable equity securities and nonmarketable equity securities, including funds, included in "Other income (expenses)" in the Company’s consolidated statements of income, were recognized to reflect the decline in value considered to be other-than-temporary. The Company recognized impairment loss of ¥29,117 thousand on nonmarketable equity securities for the year ended March 31, 2015, and ¥3,964 thousand on marketable equity securities and ¥10,765 thousand on nonmarketable equity securities for the year ended March 31, 2016.

5.	ALLOWANCE FOR DOUBTFUL ACCOUNTS AND LOANS

An analysis of the allowance for doubtful accounts and loans for the years ended March 31, 2014, 2015 and 2016 is as follows:

	Thousands of Yen
	Balance at Beginning of Year	Credits Charged Off	Provision for (Reversal of) Doubtful Accounts	Other	Balance at End of Year

Year ended March 31, 2014	¥176,393	¥(12,067)	¥(46,935)	–	¥117,391

Year ended March 31, 2015	¥117,391	¥(3,153)	¥33,158	¥849	¥148,245

Year ended March 31, 2016	¥148,245	¥(45,108)	¥48,407	¥(29)	¥151,515

6.　    INVESTMENTS IN EQUITY METHOD INVESTEES

IIJ utilizes various companies in Japan to develop and operate its Internet business. Businesses operated by its equity method investees include multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., “Multifeed”), comprehensive portal site operations (Internet Revolution Inc., “i-revo”), point management systems operations (Trinity Inc., “Trinity”), research and development of software (Stratosphere Inc., “Stratosphere”), cloud-based systems that undergird smartphone applications (Appiaries Corporation, “Appiaries”), system consultants (e-CORPORATION.JP Ltd, “e-CORPORATION”), cloud computing services in Indonesia (PT. BIZNET GIO NUSANTARA, “BIZNET”), system development and consulting in medical and healthcare business (KIS Inc., “KIS”) and cloud computing services in Thailand (Leap Solutions Asia Co., Ltd, “Leap Solutions”).

The aggregate amounts of balances and transactions of the Company with these equity method investees as of March 31, 2015 and 2016, and for each of the three years in the period ended March 31, 2016 are summarized as follows:

	Thousands of Yen
	2014	2015	2016

Accounts receivable	–	¥367,741	¥124,923
Accounts payable	–	48,788	46,658
Revenues	¥538,288	956,887	666,554
Costs and expenses	451,342	460,463	502,340

Dividends from the equity method investees for the years ended March 31, 2015 and 2016 were ¥32,340 thousand and ¥48,510 thousand, respectively.

The Company's investments in these equity method investees and its ownership percentage in each at March 31, 2015 and 2016 consisted of the following:

	Thousands of Yen
	2015		2016

Multifeed	33.00%	¥1,354,932	34.00%	¥1,518,610
i-revo	30.00	676,732	30.00	725,529
Trinity	33.75	101,618	33.75	133,325
Stratosphere	50.00	–	–	–
Appiaries	49.00	106,196	49.00	16,396
e-CORPORATION	35.21	32,839	35.21	29,095
BIZNET	40.00	288,240	40.00	246,193
KIS	–	–	36.10	53,576
Leap Solutions	–	–	40.00	256,928

Total		¥2,560,557		¥2,979,652

The Company also had a loan of ¥30,658 thousand to Stratosphere, which was included in “Other assets” in the Company’s consolidated balance sheet as of March 31, 2015. The Company also provided an allowance for this loan of ¥30,658 thousand as of March 31, 2015. Stratosphere was liquidated during the year ended March 31, 2016.

The Company acquired shares in KIS for ¥39,974 thousand in July 2015 and Leap Solutions for ¥256,928 thousand in March 2016.

The balance of equity-method goodwill was ¥103,841 thousand and ¥57,197 thousand as of March 31, 2015 and 2016, respectively, and was included in “Investments in equity method investees” in the Company’s consolidated balance sheets.

7.        PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2015 and 2016 consisted of the following:

	Thousands of Yen
	2015	2016

Data communications equipment	¥11,159,022	¥14,355,365
Office and other equipment	2,746,153	2,065,039
Land	537,889	537,889
Buildings	1,644,704	1,663,326
Leasehold improvements	3,798,172	3,904,189
Capitalized software	24,804,449	28,815,164
Assets under capital leases, primarily data communications equipment	24,271,434	28,328,721
Total	68,961,823	79,669,693
Less accumulated depreciation and amortization	(39,591,769)	(45,345,543)

Property and equipment—net	¥29,370,054	¥34,324,150

Depreciation and amortization expenses for property and equipment amounted to ¥8,359,907 thousand, ¥9,280,309 thousand and ¥9,533,541 thousand for the years ended March 31, 2014, 2015 and 2016, respectively.

The Company recorded net losses on sales or disposal of property and equipment of ¥83,487 thousand, ¥71,456 thousand and ¥27,950 thousand for the years ended March 31, 2014, 2015 and 2016, respectively, in “General and administrative” expenses in the Company’s consolidated statements of income.

The accumulated amortization for capitalized software were ¥15,298,591 thousand and ¥18,076,113 thousand for the years ended March 31, 2015 and 2016, respectively. The amortization expenses for capitalized software amounted to ¥2,343,155 thousand and ¥2,592,445 for the years ended March 31, 2015 and 2016, respectively. The weighted average amortization period for capitalized software is approximately 5.2 years. The estimated aggregate amortization expense of capitalized software for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen
2017	¥2,990,683
2018	2,747,052
2019	2,048,524
2020	1,385,225
2021	840,041

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

The components of intangible assets as of March 31, 2015 and 2016 are as follows:

	Thousands of Yen
	2015	2016

Intangible assets subject to amortization:
Customer relationships	¥6,424,471	¥6,424,471
Total	6,424,471	6,424,471
Less accumulated amortization
Customer relationships	(2,619,544)	(3,007,558)
Intangible assets subject to amortization—net	3,804,927	3,416,913

Intangible assets not subject to amortization:
Telephone rights	29,352	36,546
Trademark	107,000	96,000
Goodwill	6,169,609	6,169,609
Total	6,305,961	6,302,155

Total intangible assets	¥10,110,888	¥9,719,068

The weighted average amortization period for customer relationships is approximately 16.2 years. The amortization expenses for the years ended March 31, 2015 and 2016 were ¥397,030 thousand and ¥388,014 thousand, respectively. The estimated aggregate amortization expense of intangible assets for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen
2017	¥380,496
2018	365,460
2019	355,410
2020	346,223
2021	336,787

The Company recorded ¥11,000 thousand of loss on impairment of the trademark right related to hi-ho in “Sales and marketing” expenses in the Company’s consolidated statement of income for the year ended March 31, 2016. Because of the recent decrease in revenues of hi-ho, the Company recognized that the trademark might be impaired. The carrying value of the trademark exceeded its fair value and the impairment loss was recognized in an amount equal to the excess of the carrying amount of the trademark over the fair value of the trademark. The fair value of the trademark was calculated using the relief-from-royalty method. The amount of loss was included in the network service and system integration business segment.

The following table shows changes in the carrying amount of goodwill for the years ended March 31, 2015 and 2016, by operating segment:

	Thousands of Yen
	Network Service and Systems Integration Business	ATM Operation Business	Total
Balance at March 31, 2014
Goodwill	¥ 5,854,682	¥235,551	¥6,090,233
Accumulated impairment losses	(120,282)	–	(120,282)

	5,734,400	235,551	5,969,951

Acquisition	199,658	–	199,658

Impairment losses	–	–	–

Balance at March 31, 2015
Goodwill	6,054,340	235,551	6,289,891
Accumulated impairment losses	(120,282)	–	(120,282)

	5,934,058	235,551	6,169,609

Acquisition	–	–	–

Impairment losses	–	–	–

Balance at March 31, 2016
Goodwill	6,054,340	235,551	6,289,891
Accumulated impairment losses	(120,282)	–	(120,282)
	¥5,934,058	¥235,551	¥6,169,609

No impairment of goodwill was recognized during the years ended March 31, 2014, 2015 and 2016.

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

Operating Leases—The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ's network. The leases for domestic and international backbone connectivity are generally non-cancelable for a minimum one-year lease period. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, certain office equipment under non-cancelable operating leases, and its network operation centers under non-cancelable operating leases which expire on various dates through the year 2023.

Refundable guarantee deposits as of March 31, 2015 and 2016 consist of the following:

	Thousands of Yen
	2015	2016

Head office	¥2,187,901	¥2,462,266
Sales and subsidiaries offices	547,549	551,242
Others	64,751	71,173

Total refundable guarantee deposits	¥2,800,201	¥3,084,681

Lease expenses related to backbone lines for the years ended March 31, 2014, 2015 and 2016 amounted to ¥3,763,803 thousand, ¥3,743,576 thousand and ¥3,638,063 thousand, respectively. Lease expenses for local access lines for the years ended March 31, 2014, 2015 and 2016, which are mainly attributable to Internet connectivity services and WAN services, amounted to ¥22,602,364 thousand, ¥21,967,587 thousand and ¥23,035,615 thousand, respectively. Other lease expenses for the years ended March 31, 2014, 2015 and 2016 amounted to ¥6,513,184 thousand, ¥6,988,368 thousand and ¥6,880,307 thousand, respectively.

The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥24,082 thousand, ¥29,521 thousand and ¥41,002 thousand for the years ended March 31, 2014, 2015 and 2016, respectively.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements.

The Company sold ATM and data communications equipment procured from third party vendors, which amounted to ¥799,232 thousand and ¥2,807,592 thousand, to the leasing companies for the years ended March 31, 2015 and 2016, respectively, and concurrently entered into capital lease arrangements to lease the equipment back, which resulted in total lease payments of ¥819,680 thousand due by March 2020 and ¥2,755,182 thousand due by April 2022, related to the lease contracts made in the years ended March 31, 2015 and 2016, respectively.

The fair values of the assets upon execution of the capital lease arrangements and accumulated depreciation amounted to ¥24,271,434 thousand and ¥16,614,912 thousand, respectively, at March 31, 2015 and ¥28,328,721 thousand and ¥18,728,508 thousand, respectively, at March 31, 2016.

Lessee Future Minimum Lease Payments—As of March 31, 2016, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements and capital leases were as follows:

	Thousands of Yen
	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases

Year ending March 31:
2017	¥870,720	¥3,579,008	¥4,142,275
2018	673,610	981,812	3,074,462
2019	309,032	173,907	2,326,311
2020	–	132,523	1,394,337
2021	–	109,581	886,236
2022 and thereafter	–	274,562	338,174

Total minimum lease payments	¥1,853,362	¥5,251,393	12,161,795

Less amounts representing interest			(428,042)

Present value of net minimum capital lease payments			11,733,753
Less current portion			(3,954,386)

Noncurrent portion			¥7,779,367

Sales-Type Leases—The components of the net investment in sales-type leases as of March 31, 2015 and 2016 were as follows:

	Thousands of Yen
	2015	2016

Year ending March 31:
2017		¥845,336
2018		751,865
2019		617,127
2020		401,579
2021		352,438
2022 and thereafter		379,599

Total minimum lease payments to be received*	¥1,488,656	¥3,347,944
Estimated residual value of leased property (unguaranteed)	–	–
Less unearned income	(24,278)	(89,407)
Net investment in sales-type leases	1,464,378	3,258,537
Less current portion	(702,219)	(813,689)
Non-current net investment in sales-type leases	¥762,159	¥2,444,848

*Estimated executory costs, including profit thereon, of ¥345,698 thousand and ¥646,079 thousand were excluded from total minimum lease payments to be received as of March 31, 2015 and 2016, respectively.

10.     ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations are principally related to leasehold office premises and a data center which, at the end of the lease, the Company is contractually obligated to restore.

The movements in asset retirement obligations for the years ended March 31, 2015 and 2016 were as follows:

	Thousands of Yen
	2015	2016

Balance at beginning of the year	¥513,440	¥568,869

Liabilities incurred	287,036	45,169
Liabilities settled	(243,109)	(31,321)
Accretion expense	11,502	12,466

Balance at end of the year	¥568,869	¥595,183

11.	BORROWINGS

Short-term borrowings at March 31, 2015 and 2016 consisted of bank overdrafts that bear fixed rate interest. The weighted average rates at March 31, 2015 and 2016 were 0.568% and 0.498%, respectively.

Substantially all short-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral (or additional collateral) or a guarantor with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default. The Company did not provide banks with any collateral for outstanding loans as of March 31, 2016.

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2016 was ¥10,750,000 thousand.

12.     INCOME TAXES

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 38.3% for the year ended March 31, 2014 and 35.9% for the year ended March 31, 2015 and 33.5% for the year ended March 31, 2016.

Income from operations before income tax expense and equity in net income of equity method investees and income tax expense for the years ended March 31, 2014, 2015 and 2016 consist of the following components:

	Thousands of Yen
	2014	2015	2016
Income from operations before income tax expense and equity in net income of equity method investees:
Domestic	¥6,406,153	¥5,407,802	¥6,460,898
Foreign	(131,262)	(268,810)	(267,564)
Total	¥6,274,891	¥5,138,992	¥6,193,334
Income taxes―current:
Domestic	¥2,453,549	¥1,720,557	¥1,929,139
Foreign	41,582	(34,922)	5,277
Total	¥2,495,131	¥1,685,635	¥1,934,416
Income taxes―deferred:
Domestic	¥(729,822)	¥181,088	¥255,992
Foreign	29,996	30,142	(6,877)
Total	¥(699,826)	¥211,230	¥249,115

IIJ and domestic subsidiaries adopted the consolidated tax declaration in the fiscal year ended March 31, 2009.

On March 20, 2014, amendments to Japanese tax regulations were enacted into law. As a result, the normal Japanese statutory rate was reduced from 38.3% to 35.9% from the fiscal year beginning April 1, 2014. On March 31, 2015, new amendments to Japanese tax regulations were enacted into law. As a result, the normal Japanese statutory rate was reduced from 35.9% to 34.2% from the fiscal year beginning April 1, 2015. On March 31, 2016, further amendments to Japanese tax regulations were enacted into law. As a result, the normal Japanese statutory rate will be reduced to 31.7% from the fiscal year beginning April 1, 2016, 31.1% from the fiscal year beginning April 1, 2017 and 30.9% from the fiscal year beginning April 1, 2018. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was an increase of income tax expense by ¥106,487 thousand, ¥51,788 thousand and ¥23,183 thousand for the years ended March 31, 2014, 2015 and 2016, respectively.

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2015 and 2016 was as follows:

	Thousands of Yen
	2015		2016
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Unrealized gains on available-for-sale securities	–	¥832,426	–	¥620,755
Capital leases	¥141,255	–	¥130,365	–
Accrued expenses	995,253	–	933,947	–
Retirement and pension cost	960,151	–	1,102,215	–
Allowance for doubtful accounts	58,760	–	56,534	–
Depreciation	101,652	–	72,109	–
Net loss on other investments	230,794	–	205,373	–
Operating loss carryforwards	1,276,690	–	947,031	–
Transactions in transit*	–	106,631	–	96,714
Impairment loss on telephone rights	74,268	–	67,102	–
Accrued enterprise tax	86,448	–	120,793	–
Asset retirement obligation	194,553	–	183,912	–
Deferred revenue	353,098	–	387,481	–
Customer relationships	–	1,299,335	–	1,058,578
Tax deduction of goodwill	–	810,172	–	791,377
Excess of tax deductible goodwill over the reported amount of goodwill	88,769	–	–	–
Trademark	–	38,413	–	29,664
Investments in equity method investees	–	241,210	–	291,266
Investments in funds	100,045	–	83,818	–
Asset retirement cost	–	160,293	–	146,266
Other	333,752	85,128	329,491	68,941
Total	4,995,488	3,573,608	4,620,171	3,103,561
Valuation allowance	(611,997)	–	(627,693)	–

Total	¥4,383,491	¥3,573,608	¥3,992,478	¥3,103,561

*This item arises from transactions between IIJ and foreign subsidiaries, which were recorded in the different periods as a result of the difference in each company’s fiscal year-end.

As of March 31, 2015 and 2016, the valuation allowance for deferred tax assets related principally to operating loss carryforwards, at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥933,623 thousand, an increase of ¥183,813 thousand and an increase of ¥15,696 thousand for the years ended March 31, 2014, 2015 and 2016, respectively.

Undistributed earnings of foreign subsidiaries that are deemed to be permanently invested amounted to ¥458,233 thousand as of March 31, 2016. It is not practicable to calculate the unrecognized deferred tax liability on such undistributed earnings.

As of March 31, 2016, certain subsidiaries had tax operating loss carryforwards as follows:

	Thousands of Yen
Expired in Year Ending March 31	Enterprise Tax Subject to Consolidation Tax Filing	Inhabitant Tax Subject to Consolidation Tax Filing	Others

2017	–	–	–
2018	–	–	¥79,790
2019	–	–	214,286
2020	–	–	829,986
2021 and thereafter	¥253,286	¥18,663	1,800,221

Total	¥253,286	¥18,663	¥2,924,283

“Others” consists of loss carryforwards of subsidiaries not subject to consolidation tax filing, which were composed of ¥652,326 thousand in Japan, ¥1,281,086 thousand in the United States of America, and ¥990,871 thousand in other countries.

These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2024 in Japan and December 31, 2035 in the United States of America. The loss carryforwards in other countries will expire in the period ending December 31, 2020 or have an indefinite carryforward period.

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2016 is as follows:

	Thousands of Yen
	2014	2015	2016

Amount computed by using normal Japanese statutory tax rate	¥2,403,283	¥1,844,898	¥2,074,767
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	102,634	76,258	93,262
Inhabitant tax—per capita	37,122	39,114	39,538
Change in valuation allowance	(957,182)	159,163	15,696
Tax effects on investments in equity method investees	65,489	19,650	48,368
Enterprise tax—not based on income	82,191	90,086	146,883
Tax rate change	106,487	51,788	23,183
Tax credit	–	(232,834)	(269,145)
Tax refund by loss carryback	–	(32,275)	–
Other—net	(44,719)	(118,983)	10,979
Income tax expense as reported	¥1,795,305	¥1,896,865	¥2,183,531

There was no unrecognized tax benefit for the years ended March 31, 2015 and 2016. The Company does not reasonably expect that the unrecognized tax benefit will change significantly within the next twelve months.

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

The following information regarding net periodic pension cost and accrued pension cost also includes the unfunded severance benefit plans. Under the severance and defined benefit pension plans, all of IIJ and IIJ-Global’s employees are entitled, upon retirement with 20 years or more of service, to a 10-year period of annuity payments from age 60 (or lump-sum severance indemnities) based on the rate of pay at the time of retirement, length of service and certain other factors. IIJ and IIJ-Global's employees who do not meet these conditions are entitled to lump-sum severance indemnities.

Net periodic pension cost for the years ended March 31, 2014, 2015 and 2016 included the following components:

	Thousands of Yen
	2014	2015	2016

Service cost	¥542,584	¥573,956	¥648,944
Interest cost	45,418	73,902	67,525
Expected return on plan assets	(48,303)	(63,037)	(87,909)
Amortization of transition obligation	369	369	365
Amortization of actuarial gain	–	(2,782)	(2,971)

Net periodic pension cost	¥540,068	¥582,408	¥625,954

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Thousands of Yen
	2014	2015	2016

Net actuarial loss (gain)	¥(63,775)	¥127,065	¥585,332
Amortization of transition obligation in net periodic pension cost	(369)	(369)	(365)
Amortization of actuarial gain	–	2,782	2,971

Amounts recognized in other comprehensive income	¥(64,144)	¥129,478	¥587,938

Total net periodic pension cost and amounts recognized in other comprehensive income	¥475,924	¥711,886	¥1,213,892

The change in benefit obligation and plan assets for the years ended March 31, 2015 and 2016 and the amounts recognized in the consolidated balance sheets as of March 31, 2015 and 2016 are as follows:

	Thousands of Yen
	2015	2016

Change in benefit obligation:
Benefit obligation at beginning of year	¥4,426,598	¥5,285,093
Service cost	573,956	648,944
Interest cost	73,902	67,525
Actuarial loss	283,860	480,755
Benefit paid	(73,223)	(94,207)

Benefit obligation at end of year	5,285,093	6,388,110

Change in plan assets:
Fair value of plan assets at beginning of year	2,424,499	2,930,310
Actual return (loss) on plan assets	219,832	(16,667)
Employer contribution	322,826	334,252
Benefits paid	(36,847)	(53,996)

Fair value of plan assets at end of year	2,930,310	3,193,899

Funded status at end of year	¥(2,354,783)	¥(3,194,211)

Amounts recognized in the consolidated balance sheets as of March 31, 2015 and 2016 consist of:

	Thousands of Yen
	2015	2016

Accrued retirement and pension costs―noncurrent	¥(2,354,783)	¥(3,194,211)

Net amount recognized	¥(2,354,783)	¥(3,194,211)

The accumulated benefit obligation for the Company’s defined benefit pension plans as of March 31, 2015 and 2016 was ¥3,323,739 thousand and ¥4,084,419 thousand, respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥5,285,093 thousand and ¥2,930,310 thousand, respectively, at March 31, 2015 and ¥6,388,110 thousand and ¥3,193,899 thousand, respectively, at March 31, 2016, respectively. The aggregate accumulated benefit obligations of plans with no plan assets were ¥90,851 thousand and ¥104,051 thousand at March 31, 2015 and 2016, respectively.

Amounts recognized in accumulated other comprehensive income at March 31, 2015 and 2016 consist of:

	Thousands of Yen
	2015	2016

Net actuarial loss	¥371,122	¥959,426
Obligation at transition	365	–
Total	¥371,487	¥959,426

The unrecognized net loss and the unrecognized net obligation at the date of initial application are being amortized over 14 years and 21 years, respectively.

The estimated net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in the fiscal year ending March 31, 2017 is ¥24,584 thousand.

Actuarial assumptions as of March 31 were as follows:

	Benefit Obligations		Net Periodic Costs
	2015	2016	2014	2015	2016

Discount rate	1.3%	0.7%	1.2%	1.7%	1.3%
Expected long-term rate of return on plan assets			2.4	2.6	3.0
Rate of increase in compensation	3.2	3.1	3.3	3.2	3.2

The Company sets the discount rate assumption annually at March 31 based on high-quality fixed income securities reflecting the estimated timing of benefit payments.

The basis for determining the long-term rate of returns is a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years Ending March 31	Thousands of Yen
2017	¥94,235
2018	119,570
2019	132,585
2020	151,505
2021	195,246
2022–2026	1,708,740

Total	¥2,401,881

The Company expects to contribute ¥334,252 thousand to its defined benefit pension plan in the year ending March 31, 2017.

The Company’s defined contribution plan, which was established on April 1, 2009, covers substantially all its employees. The Company contributes 1.6% of its employees’ base salaries to the plan on a monthly basis. No employee contributions to the plan are allowed. Contributions to the plan were ¥125,195 thousand, ¥134,591 thousand and ¥138,372 thousand for the years ended March 31, 2014, 2015 and 2016, respectively.

The Company's funding policies with respect to the noncontributory plan are generally to contribute amounts considered tax deductible under applicable income tax regulations. Plan assets, including life insurance pooled investment portfolios, consist of Japanese and U.S. government bonds, other debt securities and marketable equity securities.

Life insurance pooled investment portfolios are managed by an insurance company and guarantee a minimum rate of return.

The Company’s investment strategy for the plan assets is to manage the assets in order to pay retirement benefits to plan participants from the Company over the life of the plans.

This is accomplished by identifying and managing the exposure to various market risks, and diversifying investments in various asset classes based on a portfolio determined by the insurance company in order to maximize long-term rate of return, while considering the liquidity needs of the plans.

The plan is permitted to use derivative instruments only for the purpose of hedging. Both margin trading and real-estate investment are prohibited in principle.

The Company mitigates the credit risk of investments by establishing guidelines with the insurance company. These guidelines are monitored periodically by the Company for compliance.

The projected allocation of the plan assets managed by the insurance company is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 63.0%, 35.0%, and 2.0% of the plan assets excluding pooled investment portfolios will be allocated to debt securities, equity securities and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. 50% of the employer’s contribution to the plan during the year ending March 31, 2017 will be allocated to life insurance pooled investment portfolios and the other 50% will be allocated to the aforementioned investments.

The following table summarizes the basis used to measure the Company’s pension plan assets at fair value:

Level 1—Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Basis of Fair Value Measurement	Thousands of Yen
of Pension Plan Assets at March 31, 2015	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese equity	¥417,833	–	–	¥417,833
U.S. equity	124,670	–	–	124,670
Other equity―developed countries	78,027	–	–	78,027
Total equity securities	620,530	–	–	620,530

Debt securities:
Japanese government and municipalities	–	¥495,637	–	495,637
Japanese corporate bonds―investment grade	–	256,954	–	256,954
U.S. government	–	110,851	–	110,851
Other government―developed countries	–	152,927	–	152,927
Residential mortgage-backed	–	19,256	–	19,256
Total debt securities	–	1,035,625	–	1,035,625

Other financial instruments*	–	1,109,010	–	1,109,010

Cash	165,145	–	–	165,145

Total assets at fair value	¥785,675	¥2,144,635	–	¥2,930,310

Basis of Fair Value Measurement	Thousands of Yen
of Pension Plan Assets at March 31, 2016	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese equity	¥469,780	–	–	¥469,780
U.S. equity	144,147	–	–	144,147
Other equity―developed countries	84,400	–	–	84,400
Total equity securities	698,327	–	–	698,327

Debt securities:
Japanese government and municipalities	–	¥577,488	–	577,488
Japanese corporate bonds―investment grade	–	241,744	–	241,744
U.S. government	–	118,099	–	118,099
Other government―developed countries	–	158,547	–	158,547
Residential mortgage-backed	–	21,381	–	21,381
Total debt securities	–	1,117,259	–	1,117,259

Other financial instruments*	–	1,267,090	–	1,267,090

Cash	111,223	–	–	111,223

Total assets at fair value	¥809,550	¥2,384,349	–	¥3,193,899

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

IIJ and one subsidiary also participate in a contributory multi-employer pension plan, the Japan Computer Information Service Employee's Pension Fund (the "Multi-Employer Plan"), which covers substantially all of their employees.

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

Contributions due and paid during the years ended March 31, 2014, 2015 and 2016 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥265,470 thousand, ¥293,132 thousand and ¥123,674 thousand, respectively. The Company’s contribution did not represent more than 5% of total contributions to the plan during the years ended March 31, 2014, 2015 and 2016.

The plan is not subject to a funding improvement and was more than 80% funded as of March 31, 2015. The total plan assets were ¥307,788,655 thousand as of March 31, 2016. It was not practical to obtain additional information for the plan for the year ended March 31, 2016.

The amount of retirement benefits for retiring directors and company auditors must be approved by the shareholders.

IIJ has a retirement plan for full-time company auditors. The Company recorded a liability for retirement benefit for company auditors of ¥5,530 thousand and ¥7,530 thousand, which would be required if they were all to retire at March 31, 2015 and 2016, respectively.

IIJ had a retirement benefit plan for full-time directors, which was abolished in June 2011. The allowance for retirement benefit amounted to ¥255,330 thousand in consideration of their services provided up to the date of abolition of the plan, and this amount will be reserved until each director’s retirement date. IIJ’s subsidiary also has a retirement benefit plan for full-time directors. The Company recorded a liability for retirement benefit for full-time directors of ¥430,638 thousand and ¥379,685 thousand, which would be required if they were all to retire at March 31, 2015 and 2016, respectively.

The retirement benefits paid to a retired company auditor was ¥2,010 thousand for the year ended March 31, 2014.

14.	SHAREHOLDERS' EQUITY

Japanese companies are subject to the Corporation Law of Japan (the “Corporation Law”). The significant provisions in the Corporation Law that affect financial and accounting matters are summarized below:

Dividends

Under the Corporation Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as: (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Company Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. However, the Company cannot do so because it does not meet criteria (4) above. The Corporation Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporation Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

At the 14th Ordinary General Shareholders Meeting held on June 28, 2006, IIJ’s shareholders approved the reductions of additional paid-in capital of ¥21,980,395 thousand and common stock of ¥2,539,222 thousand to eliminate the accumulated deficit for the purpose of reporting under the Corporation Law in its non-consolidated financial statements. The effective date was August 4, 2006.

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

The amount of retained earnings available for dividends under the Corporation Law is based on the amount of retained earnings recorded in IIJ’s general books of account prepared using accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Corporation Law. Retained earnings available for dividends amounted to ¥24,895,644 thousand at March 31, 2016.

IIJ's equity in undistributed earnings of affiliated companies accounted for by the equity method included in retained earnings amounted to ¥869,770 thousand at March 31, 2016.

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

On June 26, 2013, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2013 of ¥10 per share or the aggregate amount of ¥405,368 thousand.

On November 8, 2013, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2013 of ¥11 per share or the aggregate amount of ¥505,329 thousand.

On June 25, 2014, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2014 of ¥11 per share or the aggregate amount of ¥505,330 thousand.

On November 7, 2014, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2014 of ¥11 per share or the aggregate amount of ¥505,365 thousand.

On June 26, 2015, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2015 of ¥11 per share or the aggregate amount of ¥505,365 thousand.

On November 9, 2015, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2015 of ¥11 per share or the aggregate amount of ¥505,479 thousand.

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

On July 13, 2015, IIJ granted 151 stock options which were the same type of options granted in 2014 to directors and executive officers. The fair value per option at the date of grant was ¥369,200.

The fair value of the stock acquisition rights used to recognize compensation expense for the fiscal years ended March 31, 2014, 2015 and 2016 were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2014	2015	2016

Assumptions:
Risk-free interest rate	1.314%	0.980%	0.818%
Expected lives (years)	15	15	15
Expected volatility	55.861%	55.217%	53.794%
Expected dividends	0.535%	0.909%	1.023%

A summary of the activities for the stock acquisition rights plan for the years ended March 31, 2015 and 2016 is as follows:

			Yen	Years	Thousands of Yen
	Number of Options	Number of Shares	Exercise Price	Remaining Life	Total Intrinsic Value

Unexercised options outstanding—March 31, 2014	346	69,200	¥1
Granted	128	25,600	1
Exercised	(16)	(3,200)	1
Forfeited or expired	–	–	–
Unexercised options outstanding—March 31, 2015	458	91,600	1
Granted	151	30,200	1
Exercised	(52)	(10,400)	1
Forfeited or expired	–	–	–
Unexercised options outstanding—March 31, 2016	557	111,400	1

Exercisable options—March 31, 2016	406	81,200	1	26.80	¥190,705

Expected to vest after July 14, 2016	151	30,200	1	29.31	70,927

The Company recognized stock compensation cost on a straight-line basis over the requisite service period.

The Company recognized ¥53,542 thousand, ¥54,965 thousand and ¥55,337 thousand as stock compensation cost for the fiscal years ended March 31, 2014, 2015 and 2016, respectively. The unrecognized expense of ¥13,937 thousand is expected to be recognized over the next 3 months.

IIJ absorbed IIJ-Exlayer on January 1, 2014 with the allotment of 104 shares of IIJ’s treasury stock to the shareholders of IIJ-Exlayer.

Net income attributable to IIJ’s shareholders and transfers from the noncontrolling interests

The following schedule represents the effects of changes in IIJ’s ownership interest in its subsidiaries in the Company’s shareholder’s equity for the years ended March 31, 2014, 2015 and 2016.

	Thousands of Yen
	2014	2015	2016

Net income attributable to IIJ	¥4,442,237	¥3,322,081	¥4,038,282
Transfers from the noncontrolling interests
Increase in additional paid-in capital for acquisition of noncontrolling interest of IIJ-Exlayer	99	–	–
Net transfers from noncontrolling interest	99	–	–
Change from net income attributable to IIJ and transfers from noncontrolling interests	¥4,442,336	¥3,322,081	¥4,038,282

15.      OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Thousands of Yen
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount

Year ended March 31, 2014:
Foreign currency translation adjustments	¥419,557	–	¥419,557
Unrealized holding gain (loss) on securities:
Amount arising during the period	1,656,759	¥(594,776)	1,061,983
Less: Reclassification adjustments for gains included in net income	(107,655)	41,232	(66,423)
Other	–	(7,421)	(7,421)
Net unrealized holding gain (loss) during the period	1,549,104	(560,965)	988,139
Defined benefit pension plans:
Amount arising during the period	63,775	(22,896)	40,879
Less: Reclassification adjustments for losses included in net income	369	(133)	236
Net defined benefit pension plans	64,144	(23,029)	41,115

Other comprehensive income (loss)	¥2,032,805	¥(583,994)	¥1,448,811

Year ended March 31, 2015:
Foreign currency translation adjustments	¥243,538	–	¥243,538
Unrealized holding gain (loss) on securities:
Amount arising during the period	124,370	¥(44,649)	79,721
Less: Reclassification adjustments for gains included in net income	(35,934)	12,900	(23,034)
Other	–	4,903	4,903
Net unrealized holding gain (loss) during the period	88,436	(26,846)	61,590
Defined benefit pension plans:
Amount arising during the period	(127,065)	45,616	(81,449)
Less: Reclassification adjustments for gains included in net income	(2,413)	862	(1,551)
Net defined benefit pension plans	(129,478)	46,478	(83,000)

Other comprehensive income (loss)	¥202,496	¥19,632	¥222,128

	Thousands of Yen
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount

Year ended March 31, 2016:
Foreign currency translation adjustments	¥(67,652)	–	¥(67,652)
Unrealized holding gain (loss) on securities:
Amount arising during the period	(417,400)	¥128,977	(288,423)
Less: Reclassification adjustments for losses included in net income	3,965	(1,328)	2,637
Other	–	9,834	9,834
Net unrealized holding gain (loss) during the period	(413,435)	137,483	(275,952)
Defined benefit pension plans:
Amount arising during the period	(585,332)	192,576	(392,756)
Less: Reclassification adjustments for gains included in net income	(2,606)	944	(1,662)
Net defined benefit pension plans	(587,938)	193,520	(394,418)

Other comprehensive income (loss)	¥(1,069,025)	¥331,003	¥(738,022)

The changes in accumulated other comprehensive income (loss) by component for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Thousands of Yen
	Unrealized holding gain on securities	Defined benefit pension plans	Foreign currency translation adjustments	Total
Year ended March 31, 2013:	¥495,217	¥(187,318)	¥(44,129)	¥263,770
Other comprehensive income before reclassifications	1,054,562	40,879	419,701	1,515,142
Amounts reclassified out of accumulated other comprehensive income	(66,423)	236	–	(66,187)
Other comprehensive income	988,139	41,115	419,701	1,448,955
Other	–	–	61	61
Year ended March 31, 2014:	¥1,483,356	¥(146,203)	¥375,633	¥1,712,786

	Thousands of Yen
	Unrealized holding gain on securities	Defined benefit pension plans	Foreign currency translation adjustments	Total
Year ended March 31, 2014:	¥1,483,356	¥(146,203)	¥375,633	¥1,712,786
Other comprehensive income before reclassifications	84,624	(81,449)	247,273	250,448
Amounts reclassified out of accumulated other comprehensive income	(23,034)	(1,551)	–	(24,585)
Other comprehensive income (loss)	61,590	(83,000)	247,273	225,863
Year ended March 31, 2015:	¥1,544,946	¥(229,203)	¥622,906	¥1,938,649

	Thousands of Yen
	Unrealized holding gain on securities	Defined benefit pension plans	Foreign currency translation adjustments	Total
Year ended March 31, 2015:	¥1,544,946	¥(229,203)	¥622,906	¥1,938,649
Other comprehensive loss before reclassifications	(278,589)	(392,756)	(71,610)	(742,955)
Amounts reclassified out of accumulated other comprehensive income	2,637	(1,662)	–	975
Other comprehensive loss	(275,952)	(394,418)	(71,610)	(741,980)
Year ended March 31, 2016:	¥1,268,994	¥(623,621)	¥551,296	¥1,196,669

The amounts reclassified from accumulated other comprehensive income (loss) to the consolidated statements of income, with presentation location, for the years ended March 31, 2014, 2015 and 2016, are as follows:

	Thousands of Yen
	2014	2015	2016	Location

Other comprehensive income (loss) components:
Unrealized holding gain on securities	¥107,655	¥35,934	–	Net gain on sales of other investments
	–	–	¥(3,965)	Impairment of other investments
	(41,232)	(12,900)	1,328	Income tax expense
	66,423	23,034	(2,637)	Net income
Defined benefit pension plans	(369)	2,413	2,606	Net periodic pension costs (Note 13)
	133	(862)	(944)	Income tax expense
	(236)	1,551	1,662	Net income
Total amount reclassified	¥66,187	¥24,585	¥(975)

16.　 BASIC AND DILUTED NET INCOME PER COMMON SHARE

Basic and diluted net income attributable to Internet Initiative Japan Inc. per common share for the three years ended March 31, 2014, 2015 and 2016 is as follows:

	Thousands of Yen
	2014	2015	2016
Numerator:
Net income attributable to Internet Initiative Japan Inc.―basic and diluted	¥4,442,237	¥3,322,081	¥4,038,282

	Number of Shares
	2014	2015	2016
Denominator:
Weighted-average common shares outstanding―basic	44,306,680	45,942,291	45,950,098
Dilutive effect of stock options	54,403	72,446	93,285
Weighted-average common shares outstanding―diluted	44,361,083	46,014,737	46,043,383

	Yen
	2014	2015	2016

Basic net income attributable to Internet Initiative Japan Inc. per common share	¥100.26	¥72.31	¥87.88

Diluted net income attributable to Internet Initiative Japan Inc. per common share	¥100.14	¥72.20	¥87.71

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

In May 2006, January 2007, January 2008 and January 2015, IIJ made agreements (four agreements in total) for investing in funds which invest in mainly unlisted stocks with an investment advisory company. IIJ committed to provide up to $5,000 thousand for each fund ($20,000 thousand in total) upon the request of the fund until January 31, 2027. IIJ has provided a total of $14,093 thousand to them as of March 31, 2016. The amounts invested in their funds were recorded as other investments in the Company’s consolidated balance sheets.

In April 2013, IIJ made an agreement for investing in a corporation reconstruction fund with an investment advisory company. IIJ committed to provide up to ¥100,000 thousand upon the request of the fund until April 23, 2018. IIJ has provided a total of ¥87,404 thousand to the fund as of March 31, 2016. The amounts invested in the fund were recorded as other investments in the Company’s consolidated balance sheets.

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

	Thousands of Yen
	2015		2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other investments for which it is:
Practicable to estimate fair value	¥4,314,481	¥4,314,481	¥3,944,397	¥3,944,397
Not practicable	2,346,225	–	2,004,344	–
Noncurrent refundable insurance policies (other assets)	110,894	110,894	155,727	155,727

Cash and cash equivalents were classified as Level 1 instruments and short-term borrowings were classified as Level 2 instruments.

Other investments for which it is practicable to estimate fair value are available-for-sales equity and debt securities disclosed in Note 4.

Other investments for which it is not practicable to estimate fair value were comprised of non-marketable equity securities of ¥853,629 thousand and investments in funds of ¥1,492,596 thousand as of March 31, 2015 and non-marketable equity securities of ¥1,019,685 thousand and investments in funds of ¥984,659 thousand as of March 31, 2016.

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

Level 1—Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

There were no transfers between Level 1 and Level 2 for the years ended March 31, 2015 and 2016.

Assets Measured at Fair Value on a Recurring Basis

The following table presents the Company’s assets that are measured at fair value on a recurring basis at March 31, 2015 and 2016, consistent with the fair value hierarchy provisions of ASC 820.

	Thousands of Yen
March 31, 2015	Level 1	Level 2	Level 3	Total

Assets—
Available-for-sale securities—equity securities	¥4,212,571	–	–	¥4,212,571
Available-for-sale securities—debt securities	–	¥101,910	–	101,910
Total assets	¥4,212,571	¥101,910	–	¥4,314,481

	Thousands of Yen
March 31, 2016	Level 1	Level 2	Level 3	Total

Assets—
Available-for-sale securities—equity securities	¥3,830,847	–	–	¥3,830,847
Available-for-sale securities—debt securities	–	¥113,550	–	113,550
Total assets	¥3,830,847	¥113,550	–	¥3,944,397

Available-for-sale securities are comprised of marketable equity and debt securities. Marketable equity securities are listed on Japan and Hong Kong securities markets and are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Marketable debt securities are valued using quoted prices obtained from financial institutions.

Assets Measured at Fair Value on a Nonrecurring Basis

	Thousands of Yen
March 31, 2015	Level 1	Level 2	Level 3	Impairment Loss
Assets:
Non-marketable securities—equity securities	–	–	¥2,435	¥29,117
	–	–	¥2,435	¥29,117

	Thousands of Yen
March 31, 2016	Level 1	Level 2	Level 3	Impairment Loss
Assets:
Non-marketable securities—equity securities	–	–	¥235	¥10,765
Trademark	–	–	96,000	11,000
	–	–	¥96,235	¥21,765

Non-marketable equity securities with a carrying amount of ¥31,552 thousand, which was included in other investments in the balance sheets, were written down to the fair value of ¥2,435 thousand, resulting in an other-than-temporary impairment charge of ¥29,117 thousand, which was included in the Company’s statement of income for the year ended March 31, 2015. Non-marketable equity securities with a carrying amount of ¥11,000 thousand, which was included in other investments in the balance sheets, were written down to the fair value of ¥235 thousand, resulting in an other-than-temporary impairment charge of ¥10,765 thousand, which was included in the Company’s statement of income for the year ended March 31, 2016. The Company used unobservable inputs to value the impairment of these non-marketable Level 3 investments. The fair value was determined as a result of considering various unobservable inputs, including expectation of future income of the investees, net asset value of the investees, and material unrealized losses to be considered in assets and liabilities held by the investees.

The trademark right related to hi-ho with a carrying amount of ¥107,000 thousand was written down to a fair value of ¥96,000 thousand, resulting in an impairment charge of ¥11,000 thousand, which was included in the Company’s statement of income for the year ended March 31, 2016. The impaired trademark was classified within Level 3 as the Company used unobservable inputs such as expected future income to value the trademark.

Level 3 valuations are determined by the Company’s valuation team (accounting and financing managers) based on the methodologies used to perform the valuation of each instrument. The Company uses third-party valuation firms to conduct the valuation of certain instruments, if necessary. Detailed reviews of the methodologies in valuations and the reasonableness of the valuations (including those performed by third parties) are performed by the chief financial officer.

The following table presents information relating to the significant unobservable inputs of the Company’s Level 3 non-recurring measurements.

	Thousands of Yen
March 31, 2016	Fair value	Valuation technique	Unobservable inputs	Range

Trademark	¥96,000	Relief from royalty method	Discount Rate	6.3%
			Royalty rate	0.3%

20.	BUSINESS SEGMENTS

The operating segments reported below are those for which segment-specific financial information is available. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP. The Company’s chief operating decision maker uses this financial information to make decisions on the allocation of resources and to evaluate business performance.

The Network service and systems integration business segment comprises revenues from network services, systems integration and equipment sales.

The ATM operation business segment comprises revenues from the ATM operation business.

Revenues:

	Thousands of Yen
	2014	2015	2016

Network service and systems integration business:
Customers	¥111,445,519	¥119,409,987	¥136,759,130
Intersegment	455,975	408,567	383,058
Total	111,901,494	119,818,554	137,142,188
ATM operation business:
Customers	2,826,832	3,640,128	3,888,878
Intersegment	–	–	–
Total	2,826,832	3,640,128	3,888,878

Elimination	(455,975)	(408,567)	(383,058)
Consolidated total	¥114,272,351	¥123,050,115	¥140,648,008

Segment Profit or Loss:

	Thousands of Yen
	2014	2015	2016

Operating income:
Network service and systems integration business	¥5,274,753	¥4,334,946	¥5,127,807
ATM operation business	578,794	886,340	1,148,922
Elimination	(130,235)	(146,048)	(136,375)
Consolidated total	¥5,723,312	¥5,075,238	¥6,140,354

Segment Assets:

	Thousands of Yen
	2015	2016

Segment assets:
Network service and systems integration business	¥105,160,187	¥113,747,677
ATM operation business	3,545,128	4,087,227
Elimination	–	–
Consolidated total	¥108,705,315	¥117,834,904

Other significant items:

	Thousands of Yen
	2014	2015	2016

Depreciation and amortization:
Network service and systems integration business	¥8,405,080	¥9,139,687	¥9,377,657
ATM operation business	417,901	537,652	543,898
Consolidated total	¥8,822,981	¥9,677,339	¥9,921,555

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

Revenue from IBM Japan, Ltd., related to the Network service and system integration business segment represents ¥13,125,454 thousand for the year ended March 31, 2014, of the Company’s revenue.

21.     ADVERTISING EXPENSES

Advertising expenses incurred during the years ended March 31, 2014, 2015 and 2016 related primarily to advertisements in magazines, journals and newspapers and amounted to ¥656,890 thousand, ¥574,118 thousand and ¥815,439 thousand, respectively.

22.	RELATED PARTY TRANSACTIONS

NTT and its subsidiaries own 26.0% of IIJ's outstanding common shares and 26.4% of IIJ's voting shares as of March 31, 2016.

The Company entered into a number of different types of transactions with NTT and its subsidiaries including purchases of wireline telecommunication services for the Company’s offices and capital lease arrangements. For the Company’s connectivity and outsourcing services, the Company purchases international and domestic backbone services, local access lines and rental rack space in data centers and mobile data communication services from NTT and its subsidiaries. The Company sells to NTT and its subsidiaries its services, system integration services and monitoring services for their data centers.

The amounts of balances as of March 31, 2015 and 2016 and transactions of the Company with NTT and its subsidiaries for the each of the three years in the period ended March 31, 2016, are summarized as follows:

	Thousands of Yen
	2014	2015	2016

Accounts receivable	–	¥463,613	¥1,184,804
Accounts payable	–	2,535,234	3,041,505
Lease obligations	–	1,268,324	1,750,054
Revenues	¥2,370,954	2,898,040	3,129,622
Costs	15,579,173	16,706,036	24,268,440
Interest expenses	24,756	24,402	30,370

As for balances and transactions with equity method investees, refer to Note 6, “Investments in Equity Method Investees.”

23.	SUBSEQUENT EVENTS

On June 24, 2016, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2016 of ¥11 per share or ¥505,480 thousand in the aggregate.

* * * * * *

