Form 20-F
period 2017-03-31
INTERNET INITIATIVE JAPAN INC
filed 2017-06-30
CIK 1090633

As filed with the Securities and Exchange Commission on June 30, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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

As of March 31, 2017, 46,711,400 shares of common stock were outstanding, including 911,667 shares represented by an aggregate of 1,823,334 American Depositary Shares.

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

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑    International Financial Reporting Standards as issued by the International Accounting Standards Board ☐    Other ☐

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

The following tables include selected historical financial data as of and for each of the fiscal years ended March 31, 2013, 2014, 2015, 2016, and 2017. The data in the table is derived from our audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm. You should read the selected consolidated financial data together with Item 5. “Operating and Financial Review and Prospects” of this annual report on Form 20-F and our consolidated financial statements and the notes to our consolidated financial statements beginning on page F-1.

	As of and for the fiscal year ended March 31,

	2013	2014	2015	2016	2017
	(millions of yen, except per share and ADS data)
Statement of Income Data:
REVENUES:
Network services:
Internet connectivity services (enterprise)	¥16,027	¥16,585	¥16,350	¥17,597	¥22,634
Internet connectivity services (consumer)	5,466	6,025	8,222	15,256	21,735
WAN services	25,168	25,006	24,326	25,177	26,460
Outsourcing services	18,571	19,670	20,108	21,266	22,167
Total	65,232	67,286	69,006	79,296	92,996
Systems integration:
Systems construction	15,825	18,673	20,437	21,145	22,626
Systems operation and maintenance	21,380	23,796	27,800	33,043	35,123
Total	37,205	42,469	48,237	54,188	57,749
Equipment sales	1,491	1,690	2,167	3,275	2,994
ATM operation business	2,320	2,827	3,640	3,889	4,050
Total revenues	106,248	114,272	123,050	140,648	157,789

COSTS AND EXPENSES:
Cost of network services	50,692	53,046	54,932	64,239	76,387
Cost of systems integration	30,425	36,510	41,562	46,226	50,992
Cost of equipment sales	1,318	1,527	1,932	2,969	2,735
Cost of ATM operation business	1,959	2,123	2,552	2,559	2,428
Total costs	84,394	93,206	100,978	115,993	132,542
Sales and marketing	8,059	8,548	9,188	10,589	11,432
General and administrative	5,632	6,374	7,368	7,471	8,215
Research and development	410	421	441	455	466
Total costs and expenses	98,495	108,549	117,975	134,508	152,655
OPERATING INCOME	7,753	5,723	5,075	6,140	5,134

OTHER INCOME (EXPENSES):
Dividend income	47	51	63	93	118
Interest income	26	27	23	28	35
Interest expense	(287)	(256)	(238)	(241)	(304)
Other — net	218	730	216	173	444
Other income — net	4	552	64	53	293

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	7,757	6,275	5,139	6,193	5,427
INCOME TAX EXPENSE	2,608	1,795	1,897	2,183	2,225
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	168	204	155	180	130
NET INCOME	5,317	4,684	3,397	4,190	3,332
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(16)	(242)	(75)	(152)	(165)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥5,301	¥4,442	¥3,322	¥4,038	¥3,167

	As of and for the fiscal year ended March 31,

	2013	2014	2015	2016	2017
	(millions of yen, except per share and ADS data)
Per Share and ADS Data:
Basic net income attributable to IIJ per common share (1)	¥130.76	¥100.26	¥72.31	¥87.88	¥69.36
Diluted net income attributable to IIJ per common share (1)	130.65	100.14	72.20	87.71	69.18
Basic net income attributable to IIJ per ADS equivalent	65.38	50.13	36.16	43.94	34.68
Diluted net income attributable to IIJ per ADS equivalent	65.33	50.07	36.10	43.86	34.59

Cash dividends declared per share:
Japanese Yen (1)	¥18.75	¥22.00	¥22.00	¥22.00	¥27.00
U.S. Dollars (1) (2)	$0.22	$0.21	$0.18	$0.20	$0.24
Basic weighted-average number of shares (1)	40,536,800	44,306,680	45,942,291	45,950,098	45,652,981
Diluted weighted-average number of shares (1)	40,572,600	44,361,083	46,014,737	46,043,383	45,772,470
Basic weighted-average number of ADS equivalents (thousands)	81,074	88,613	91,885	91,900	91,306
Diluted weighted-average number of ADS equivalents (thousands)	81,145	88,722	92,029	92,087	91,545

Balance Sheet Data:
Cash and cash equivalents	¥12,259	¥22,421	¥21,094	¥19,569	¥21,959
Total assets	82,111	103,867	108,705	117,835	137,395
Short-term borrowings	9,400	9,400	9,250	9,250	9,250
Long-term borrowings, including capital lease obligations:
Current portion	4,515	4,733	3,522	3,954	4,819
Noncurrent portion	6,350	4,603	4,340	7,779	18,885
Common stock	16,834	25,497	25,500	25,509	25,509
Total IIJ shareholders’ equity	37,607	59,912	62,504	64,845	66,742

Operating Data:
Capital expenditures, including capitalized leases (3)	¥10,405	¥12,560	¥11,835	¥14,812	¥16,531

Operating margin ratio (4)	7.3%	5.0%	4.1%	4.4%	3.3%

Net cash provided by (used in):
Operating activities	¥9,639	¥8,787	¥12,912	¥12,052	¥7,368
Investing activities	(5,946)	(10,203)	(8,073)	(8,377)	(7,376)
Financing activities	(4,996)	11,382	(6,283)	(5,201)	2,492

_________________

(1)	We conducted a 1 to 200 stock split on common stock with an effective date of October 1, 2012.
(2)	The dividends per share were translated into U.S. dollars at the relevant record date.
(3)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure can be found in the following page.
(4)	Operating income as a percentage of total revenues.

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

	For the fiscal year ended March 31,
	2013	2014	2015	2016	2017
	(millions of yen)
Capital expenditures:
Acquisition of assets by entering into capital leases(1)	¥4,816	¥3,436	¥3,678	¥6,118	¥8,302
Purchases of property and equipment(2)	5,589	9,124	8,157	8,694	8,229
Total capital expenditures	¥10,405	¥12,560	¥11,835	¥14,812	¥16,531

_____________________

(1)	Regarding the acquisition of assets by entering into capital leases for the fiscal year ended March 31, 2016, sales type lease is excluded from purchase of property and equipment disclosed in our consolidated financial statement of cash flows.
(2)	Regarding the purchase of property and equipment for the fiscal years ended March 31, 2016 and 2017, sales lease back is excluded from purchase of property and equipment disclosed in our consolidated financial statement of cash flows.

Exchange Rates

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar will affect the U.S. dollar and other currency equivalent of the yen price of IIJ shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of IIJ ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥111.41 per U.S. $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2017. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

The following table presents the noon buying rates for Japanese yen per U.S. $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal year ended March 31, (1)	High	Low	Average(2)	Period-end
2013	¥96.16	¥77.41	¥82.96	¥94.16
2014	105.25	92.96	100.46	102.98
2015	121.50	101.26	110.78	119.96
2016	125.58	111.30	120.13	112.42
2017	118.32	100.07	108.31	111.41

Calendar year 2017
January	¥117.68	¥112.72	¥114.87	¥112.72
February	114.34	111.74	112.91	112.06
March	115.02	110.48	112.92	111.41
April	111.52	108.40	110.09	111.44
May	114.19	110.68	112.24	110.71
June (through June 23, 2017)	111.58	109.16	110.55	111.26

_____________________

(3)	Exchange rate refers to the foreign exchange rate as set forth in the H.10 statistical release and historical data of the Board of Governors of the Federal Reserve System.
(4)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.

The noon buying rate on June 23, 2017 was ¥111.26 per $1.00.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our business is principally conducted in Japan and most of our revenues are from customers operating in Japan. For the fiscal year ended March 31, 2017, approximately 96% of our total revenues were from customers operating in Japan. If the Japanese economy deteriorates and that results in significantly lower levels of network and systems related investment and expenditures, customers may respond to such conditions by prioritizing low prices over quality, or we may experience severe price reduction pressure and/or cancellation of large accounts. Such conditions may also make it difficult to maintain our current level of revenues and income, or achieve our expected revenues and income, or payout our target dividends.

In addition to factors related to general economic conditions in Japan, we may not be able to maintain our current level of revenues and income or achieve our expected levels of revenues and income. In fact, we revised our disclosed financial targets downward for the fiscal years ended March 31, 2014, 2015, and 2017 due to several factors unrelated to general economic conditions in Japan. Operating income for the fiscal year ended March 31, 2017 decreased from that of fiscal year ended March 31, 2016. Factors that may prevent us from maintaining our current level of revenues and income or achieving our expected levels of revenues and income include but are not limited to the following:

•	a decrease or weaker than expected growth in our network services revenues which include Internet connectivity services for enterprise, Internet connectivity services for consumers, Wide Area Network (“WAN”) services, and outsourcing services if, for example, we fail to develop and offer competitive services and solutions in a timely manner, if our service line-ups become obsolete, if we fail to keep up with rapidly changing market trends, especially for the consumer market, if service prices fall dramatically due, for example, to tough competition regarding customer acquisition, especially for our mobile services for consumers which are provided through direct sales, sales partnerships, and Mobile Virtual Network Enabler (“MVNE”) strategy, or if we experience cancellations or usage reductions, especially in large accounts, due, for example, to corporate customers’ demand to cut costs or a decrease in customers’ needs for network usage for enterprise services,

•	a decrease or weaker than expected growth in our systems construction revenues and lower margins if, for example, we fail to successfully differentiate our technical skills from those of our competitors, if corporate customers put off placing orders with us, if we fail to hire adequate employees or acquire outsourcing resources to complete systems projects appropriately, if we fail to effectively manage and assign outsourcing resources, if we have serious troubles or problems in certain projects which may become unprofitable or incur losses, especially for large-scale projects, or if we pursue unprofitable construction projects in order to, for example, gain greater business opportunities and to acquire continuous systems operation and maintenance profit in the future. Our systems construction revenues may decrease due to the continuing trend of cloud computing services replacing conventional on-site hardware,

•	a decrease or weaker than expected growth in our systems operation and maintenance revenues and lower margins if, for example, the number and the size of systems construction projects which contain continuous systems operation and maintenance decrease or do not significantly increase, if our cloud computing services revenues do not grow as anticipated, or if we fail to effectively manage and assign outsourcing resources, or if we have serious troubles or problems in certain projects which may become unprofitable or incur losses. Also, we may have cancellations or reductions in current systems operation and maintenance revenues due, for example, to severe price reduction requirements, especially for large-scale projects, or due to customers’ intention to reduce or eliminate their systems,

•	an inability to achieve anticipated revenue and income growth for our cloud computing services, in which we have been continuously investing in facilities such as some portion of our data centers, servers, storages, software and other equipment as well as service developments if, for example, the cloud computing market in Japan does not expand as large as we expect or takes a longer time to expand than we expect, if we fail to successfully differentiate our services from those of our increasing number of competitors, including global players, if we have serious system troubles and interruptions with our cloud computing services that damage our credibility or cause customers to question the reliability of our services, if market prices for the services fall dramatically, if we experience cancellations of large contracts or reduction of usage, or if Japanese companies strongly maintain their current systems and fail to adopt cloud computing services to the extent currently anticipated. We may decide to pursue building large-scale data centers in the future which may require large investment. For more discussion on the risks related to our cloud computing services, please refer to other parts of “Risk Factors” including “our investment in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

•	an inability to achieve anticipated revenue and income growth for our mobile services for both enterprise and consumer, in which we have been expanding our service infrastructure by increasing the purchasing volume of mobile bandwidth mainly from NTT DoCoMo Inc. (“NTT Docomo”), enhancing marketing activities, including increasing related advertisement expenses, if, for example, the Japanese inexpensive LTE Subscriber Identity Module (“SIM”) card market does not expand as we expect or takes a longer time to expand than we expect, if we experience severe customer acquisition and/or price competition, if Mobile Network Operators (“MNOs”) and their affiliated companies which currently dominate the Japanese consumer mobile market further implement low price strategies, if we fail to successfully differentiate our services from those of an increasing number of competitors, if we fail to carry out our marketing strategy and are left with significant increases in selling, general and administrative (“SG&A”) expenses, if we fail to maintain appropriate relationships with our sales partners, if we face troubles in providing services which damage our credibility, if we are faced with heavy concentrations of mobile traffic at certain hours which requires us to purchase greater than our expected volume of bandwidth thus resulting in cost increases, or if we experience an unexpected level of wholesale telecommunication services charge changes by MNOs, such as NTT Docomo. As announced in August 2016, implementation of our full-Mobile Virtual Network Operator (“MVNO”) services had been decided and we plan to launch the services in the fourth quarter of the fiscal year ending March 31, 2018. Necessary investments include the construction of HLR (Home Location Register) and HSS (Home Subscriber Server) systems, and the accumulation of monthly payments to NTT Docomo for its network remodeling which will not be recognized as our capital expenditures but will be included in our monthly payments to NTT Docomo. For more discussion on the risks related to our mobile business, please refer to other parts of “Risk Factors” including “our investment in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

•	an inability to achieve anticipated revenue and income growth for our overseas business, in which we have been investing in overseas subsidiaries, facilities and increasing staff, if, for example, we fail to offer competitive services and solutions, if our domestic customers reduce their overseas business and/or refrain from operating overseas business, if we fail to develop a customer base overseas, if we fail to attract and attain qualified personnel overseas, if we fail to provide our services as reliably as we provide them in the domestic market, if we fail to successfully work with business partners abroad, or if we fail to adequately control overseas subsidiaries and comply with necessary regulations. We may expand our presence overseas by, for example, increasing overseas subsidiaries or participating in more joint ventures with local companies. For more discussion on the risks related to our overseas business, please refer to other parts of “Risk Factors” including “our investment in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

•	a decline in the profitability of network services if, for example, we invest in and contract more network capacity, including service facilities, than we actually require to serve our customers, if we experience an unexpected level of increase in prices such as for electricity, leasing lines for our Internet backbone and interconnectivity bandwidth for MVNO infrastructure. These price increases could be due, for example, to a shortage in electricity, an increase in Internet traffic volume and general demand for the infrastructure. There may also be price increases for international leasing lines and network equipment for service facilities, including cloud computing services, due, for example, to the weaker Japanese yen,

•	a slower and/or weaker than expected revenues growth against significant investments in business such as back-office systems, research and development, and other similar expenses and investments which we may be forced to make in the future in order to remain competitive or support business growth, and an unexpected level of increase in depreciation and amortization, loss on disposal, or loss due to obsolescence. We may continuously reinforce our back-office operations by making necessary investments to support revenue growth,

•	an unexpected level of increase in personnel and outsourcing costs as well as related operating costs and expenses including office rent expenses if, for example, we fail to manage personnel and outsourcing resources effectively, if we experience a shortage of human resources in the market, or if we face pressure to raise individual salaries by a large amount due, for example, to Japanese labor market situation. As for our overall personnel costs, they continuously increase year over year as we acquire new employees in addition to the regular annual pay raise for existing employees. We may fail to raise enough revenue to cover the increase in these costs and expenses.

•	an unexpected level of increase in SG&A expenses, such as personnel-related expenses, office rent-related expenses, sales commission expenses, and advertising expenses,

•	the recording of an impairment loss on current and future intangible assets, which are recognized in relation to any mergers and acquisitions, that are subject to amortization, such as customer relationships, and/or are not subject to amortization, such as goodwill, as a result of an impairment test,

•	the recording of an impairment loss and/or retirement on tangible assets, software, network, service facilities and others if they fail to generate future cash flow as expected,

•	the recording of foreign exchange gain and/or loss such as for our U.S. dollars and British pounds denominated bank deposits, other overseas assets, and liabilities related to our overseas business,

•	the recording of impairment losses on available-for-sale securities, nonmarketable equity securities and funds,

•	the decline in the value and trading volume of our holding of available-for-sale securities from which we expect gains on sale,

•	a negative effect on our revenues and profits if our consolidated subsidiaries and/or equity method investees including newly established ones cannot achieve our expected levels of revenues or manage costs and expenses in a timely and adequate manner,

•	a negative effect on our credibility, corporate image, or revenues and profits if we are unable to provide our services without interruption to customers due, for example, to power supply shortage, and

•	a negative effect on our revenues and profits if new business areas to which we are to emphasize business investment such as content distribution, Machine to Machine (“M2M”), Internet of Things (“IoT”), health care and further development of overseas business cannot achieve our expected level of revenues or manage costs and expenses in a timely and adequate manner.

We disclosed our middle term plan for the period from the fiscal year ended March 31, 2017 to the fiscal year ending March 31, 2021 in our earnings results for the fiscal year ended March 31, 2016, which was filed as Form 6-K on May 13, 2016. The middle term plan was made based on our current expectation about, for example, the related markets and economic situations. The plan, especially regarding our target for the fiscal year ending March 31, 2021, is not made by accumulating each revenue line or operating cost item. We are not certain that we will be able to achieve our middle term plan due to such risks as weaker or slower than expected market expansion or a failure to execute growth strategies effectively. Please see Item 5, “Operating and Financial Review and Prospects” for more detailed information concerning our operations and other results.

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

We anticipate that cloud computing services for enterprise should become widely used in Japan in the middle-to long-term. In addition to the competitors listed above, global players such as Amazon.com, Inc. and MICROSOFT CORPORATION have been aggressively expanding their business and may put additional business resources into the cloud computing business which may lead to strong competition, including price competition, in Japan. If we fail to successfully differentiate our services and solutions from these competitors, we may not be able to achieve expected future revenues and income, or we may not recoup our investments in cloud computing services, which may adversely affect our financial condition and results of operations.

As for our consumer business, especially our mobile services for consumers, in which we offer inexpensive LTE SIM cards through an MVNO scheme, we may not be able to achieve expected future revenues and income due, for example, to severe competition for pricing and customer acquisition, as a growing number of competitors and companies with greater financial resources enter the market, a failure to differentiate our services from competitors, our limited brand recognition among consumers and a lack of experience in providing services to consumers. The major competitors of consumer mobile services business are NTT Docomo, KDDI, SoftBank Group Corp. (“SoftBank”), their affiliated companies, and MVNOs including NTT Communications. We may increase our marketing expenses in order to improve our limited brand recognition among consumers.

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

We have been investing in new business, service and solution developments to further grow our business. Such investments include, for example, an increase in human resources and capital expenditures. As for the number of our employees, we had 2,835, 2,980 and 3,104 employees as of March 31, 2015, 2016 and 2017, respectively. Capital expenditures, including capitalized leases, depreciation and amortization expenses for property and equipment, and working capital are increasing along with our business expansion efforts. Capital expenditures, including capitalized leases, for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥11.8 billion, ¥14.8 billion and ¥16.5 billion, respectively. Depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥9.3 billion, ¥9.5 billion and ¥10.5 billion, respectively. If our investment returns are not realized in the future, our investments may become obsolete, which may adversely affect our financial condition and results of operations. Our recent enhanced business investments could lead to a greater uncertainty in our financial outlook.

We are investing heavily in our cloud computing services and infrastructure as the cloud computing services market in Japan is anticipated to grow over the middle term. Revenues for our cloud computing services for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥12.3 billion, ¥14.1 billion and ¥15.7 billion, respectively. The capital expenditures, including capitalized leases, related to our domestic cloud computing services for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥1.7 billion, ¥4.4 billion and ¥3.6 billion, respectively. As we expand our cloud computing services capabilities in order to meet the increasing demand, we will need to acquire more servers, network equipment and data center facilities, as well as human resources. Along with our business investments for cloud computing services, related costs such as depreciation and amortization are increasing significantly compared to cloud-related revenue. We anticipate that we can leverage our strong customer base and our engineering skills to further expand our cloud computing related services; however, if the expansion of the cloud computing market does not proceed at its expected pace or takes longer than expected, if we face troubles in providing cloud computing services which damage our credibility or lead customers to question the reliability of our services, if we fail in our marketing strategy and fail to introduce cloud service line-ups that are superior to our competitors and promote business enterprises’ cloud usage, if we invest more than customers demand, if severe price competition occurs, or if we should need more human resources and incur unexpected additional costs, we may not be able to achieve the returns or benefits we expect or we may need to increase the amount of our investments.

We have been providing mobile services from January 2008 by purchasing NTT Docomo’s mobile network infrastructure as an MVNO. The total (sum of enterprise and consumer) mobile services revenues were ¥7.7 billion, ¥15.6 billion and ¥26.7 billion for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. The total number of our mobile services subscriptions was approximately 673 thousand, 1,228 thousand and 1,856 thousand as of March 31, 2015, 2016 and 2017, respectively. This increase is mainly due to rapidly growing mobile services for consumers in which we offer inexpensive LTE SIM cards through our website, sales partners and MVNE scheme. Currently, most Japanese mobile phone consumers are contracted with mobile network carriers such as NTT Docomo, KDDI, and Softbank. We anticipate that the inexpensive LTE SIM card market in Japan should expand in the middle term because only a small portion of Japanese mobile phone users are contracted with inexpensive LTE SIM card services. We may not be able to achieve our anticipated level of business growth if, for example, the market does not expand as currently anticipated, if MNOs and their affiliated companies implement strategies in order to maintain their customer base by dramatically lowering their pricing or offering comprehensive bundled services to make it harder for consumers to switch contracts to other providers, if price competition becomes severe, if we fail to differentiate our services from our competitors, if changes in regulation adversely affect our business, if we significantly damage our reputation or decrease customer trust by failing to offer reliable connectivity or cause serious systems or network troubles or if we fail to maintain or develop appropriate relationships with sales partners, if we face unfavorable changes in business conditions with these sales partners, including sales commission terms, or if we mismanage our marketing expenses, we may not be able to achieve our expected levels of business growth and could negatively impact our profit level. In fact, the affiliated companies of KDDI and Softbank in particular are aggressively promoting their consumer mobile services. Because business enterprise has been our main customer domain, IIJ is not well known among consumers. Therefore, we rely on our partnerships for sales channels, including prominent consumer retailers who have nationwide stores in order to have face-to-face sales counters, as well as MVNE strategy, through which we provide our MVNO infrastructure to corporate customers so that they can incorporate it into their own services, in order to generate subscriptions. The cost structure of mobile services imposes uncertainty on our financial outlook. Our mobile infrastructure purchasing volume from NTT Docomo has been increasing along with the growing subscriptions of our mobile services for consumers. We pay NTT Docomo a wholesale telecommunication service charge, which is a flat-rate charge per Mbps and the same charge currently has been applied to all of NTT Docomo’s MVNOs. The charge is calculated annually and it is mainly based on NTT Docomo’s mobile data communication infrastructure volume and its related costs, in accordance with the law and the guidelines administrated by the Ministry of Internal Affairs and Communications (“MIC”). For instance, the charge that was applied to our purchasing volume from NTT Docomo during the fiscal year ended March 31, 2017 was based on NTT Docomo’s fiscal year ended March 31, 2016 mobile data communication infrastructure volume and its related costs, and its charge was fixed and notified to NTT Docomo’s MVNOs including us in March 2017. The charge has been applied to not only our purchasing volume during the fiscal year ended March 31, 2017, but also during the fiscal year ended March 31, 2016. We need to apply its own estimated charge from the beginning of a fiscal year until the charge is finalized. As the volume we purchase from NTT Docomo increases, the uncertainty regarding our financial outlook, especially income, could also increase. We may make large-scale investments to enhance our mobile service line-ups in the future. For more discussion on mobile services’ structure, please refer to Item 5.D “Trend Information.”

We anticipate to increase our investment in the bank automated teller machine (“ATM”) operation business by increasing the number of ATMs we place. If our ATM operation business does not proceed as planned, we may lose all or part of our investment in this business which may adversely affect our financial condition and results of operations. For more detailed risks pertaining to our ATM operation business, please refer to the risk described in “Our investments in our subsidiaries and equity method investees may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

The size of Japanese domestic economy is expected to be limited, though its IT investment should continue to increase, over the long run mainly due to the declining Japanese population and along with that many Japanese companies heading overseas to seek opportunities. Under such circumstances, we have been enhancing our overseas business developments mainly to expand our customer base and to meet the range of Information Technology (“IT”) network needs of our Japanese customers operating abroad since the fiscal year ended March 31, 2012. Revenues from our overseas business for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥4.9 billion, ¥5.3 billion and ¥6.4 billion, respectively. Although our overseas revenue is still relatively small, if, for example, we fail to offer competitive services and solutions, if we fail to develop customer base for our overseas business, if we fail to acquire enough qualified personnel, or if we invest and contract more network capacity and service facilities than we actually need to serve our customers, due, for example, to our lack of experience in operating overseas business, our limited brand recognition overseas, and change in our domestic customers’ overseas business expansion strategy and refrain from operating overseas business, we may not be able to achieve our expected levels of revenues and profits. Overseas business expansion may impact our domestic business if, for example, we assign many engineers and other resources for our overseas business that our domestic business is left with insufficient resources to complete projects. Overseas business operating expenses and costs may increase due, for example, to commencement of cloud computing services, opening of new overseas subsidiaries, increasing employees, and investing in network facilities. Additionally, we may encounter difficulties in planning and managing operations due to unfavorable political or economic factors, such as geopolitical, cultural and religious conflicts, non-compliance with expected business conduct, local regulations and taxation laws, and a lack of adequate infrastructure. Moreover, changes in local regulations, policies, taxation laws, local regulations, business or investment permit approval requirements, foreign exchange controls, or the nationalization of assets or restrictions on the repatriation of returns from foreign investments in major markets and regions may affect our operating results. Also, a failure to maintain adequate controls to comply with regulations such as the U.S. Foreign Corrupt Practices Act (“FCPA”) may harm our reputation and adversely affect our financial results and business operation.

Along with our business expansion, our capital expenditures, our working capital and our interest-bearing liabilities are also increasing. Our bank borrowings (total of short- and long- term borrowings) were ¥9.3 billion, ¥9.3 billion, and ¥17.8 billion as of March 31, 2015, 2016, and 2017 respectively. Our capital lease obligations (current and noncurrent) were ¥7.9 billion, ¥11.7 billion, and ¥15.2 billion as of March 31, 2015, 2016, and 2017, respectively. Cash and cash equivalents were ¥21.1 billion, ¥19.6 billion, and ¥22.0 billion as of March 31, 2015, 2016 and 2017, respectively.

Other than the above, we will continue to invest in the development of new businesses and services to enhance our current businesses and services such as IoT-related business, the content distribution network (“CDN”) business, health care business and so on. For our CDN business, we established a joint venture, JOCDN Inc., with 15 major Japanese broadcasting companies to provide CDN services. JOCDN Inc. is our equity method investee into which we have injected a total of ¥142 million in capital as of June 30, 2017. However, there is no assurance that we can achieve the returns or benefits from the development of those businesses and services and this may adversely affect our financial condition and results of operations.

Our investments in our subsidiaries and equity method investees may not produce the returns we expect or may adversely affect our results of operations and financial condition.

In the past, we have invested in our group companies to expand our businesses and generate new businesses. As of June 30, 2017, we have 17 consolidated subsidiaries and eight equity method investees. The financial performance of our consolidated subsidiaries directly affects our financial condition and results of operations and the financial performance of our equity method investees affects our financial condition and results of operations through our pro rata interest in our equity method investments. There can be no assurance that we will be able to maintain or enhance the value or the performance of such companies in which we have invested in or may invest in the future, or that we will achieve the returns or benefits from these investments. We may consider further reorganization of our group companies and there is no guarantee that we will be able to achieve the benefits that we expect from such reorganization. We may provide additional financial support in the form of loans, additional equity investments, guarantees, or leases in such companies. We may lose all or part of our investment relating to such companies if their value decreases as a result of their financial performance or if they go bankrupt. If our interests differ from those of other investors in entities over which we do not exercise control, we may not be able to realize synergies with the investees and it may adversely affect our financial condition and results of operations.

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

IIJ Global Solutions Inc. (“IIJ-Global”), which became our 100% owned consolidated subsidiary on September 1, 2010 after acquiring its stock from AT&T Japan LLC (“AT&T Japan”) for ¥9.2 billion, mainly provides WAN services. For the fiscal years ended March 31, 2016 and 2017, IIJ-Global had ¥26.2 billion and ¥28.0 billion in revenues, respectively, and ¥0.7 billion and ¥0.6 billion in operating income, respectively. If IIJ-Global cannot achieve our expected levels of revenues and profits, manage costs and expenses in a timely and adequate manner or incurs unexpected expenses, it may adversely affect our financial condition and results of operations. Intangible assets as of March 31, 2017 related to IIJ-Global were ¥4.0 billion, and if IIJ-Global cannot achieve its future expected revenue and profit, we may incur a substantial impairment loss on intangible assets which may adversely affect our financial condition and results of operations. Related to the acquisition of IIJ-Global, IIJ-Global entered into a Solutions Engagement Agreement with IBM Japan Ltd. (“IBM Japan”), IIJ-Global’s largest sales partner. This agreement, which establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, contains an indemnification for IIJ-Global to perform services, functions, responsibilities and other actions in the same way as when the company was a part of AT&T Japan. Failure to perform in this manner may adversely affect our financial condition and results of operations. Furthermore, IIJ-Global and the Company may damage their relationship with IBM Japan, which may indirectly have an adverse impact on our financial condition and results of operations.

Trust Networks Inc. (“Trust Networks”), IIJ's consolidated subsidiary which was established in July 2007, is in charge of the ATM operation business. Trust Networks operates ATMs and the related network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2017, 1,066 ATMs were placed in locations such as Japanese pinball shops (“pachinko parlors”). As of March 31, 2017, IIJ has invested a total of ¥2.6 billion in Trust Networks (79.5% share ownership). For the fiscal years ended March 31, 2016 and 2017, the ATM operation business had ¥3.9 billion and ¥4.1 billion in revenues, respectively, and ¥1.1 billion and ¥1.4 billion in operating income, respectively. If Trust Networks is not able to introduce ATMs in accordance with its plan due, for example, to a longer than expected negotiation period with interested parties including banks, if it does not record ATM withdrawal transactions as anticipated due, for example, to a decrease in the number of pinball players as a result of a declining Japanese population or a decrease in consumer demand prompted by an increase in the Japanese consumption tax rate, if it incurs unexpected additional costs, or if we face unfavorable regulation and/or business condition changes, it may not be able to achieve its future expected revenue and profit, which may adversely affect our financial condition and results of operations. If the number of serviced ATMs increases, our capital expenditures including capitalized leases may increase due to the leasing or purchasing of ATMs.

As of June 30, 2017, we have ten overseas subsidiaries including IIJ America Inc. (“IIJ-America”) and IIJ Europe Limited (“IIJ-Europe”). During the fiscal year ended March 31, 2017, we established subsidiaries in Vietnam, IIJ Global Solutions Vietnam Company Limited (“IIJ-Global Vietnam”), and in Thailand, IIJ (Thailand) Co., Ltd. (“IIJ-Thailand”), which cooperates with Leap Solutions Asia Co., Ltd. in Thailand. In addition to the existing subsidiaries in China, Singapore, Thailand, Indonesia, Vietnam, and Hong Kong, we may establish more subsidiaries in Asia to seek greater business opportunities as the need for IT increases in the region compared to the United States and Europe, where IT-related markets are already established. However, there is no assurance that we will be able to receive the returns we expect from investing due, for example, to our lack of experience in operating businesses in emerging countries, a failure in offering services that meet local needs, shrinking IT needs and change in the political and diplomatic situation. During the period from the fiscal year ended March 31, 2015 to the fiscal year ended March 31, 2017, IIJ and IIJ-GS together injected capital of ¥1.0 billion in the aggregate to seven of our ten overseas subsidiaries. As of March 31, 2017, IIJ and IIJ-GS together lent a total of ¥0.5 billion to five of our overseas subsidiaries. As for our overseas equity method investees, during the period from the fiscal year ended March 31, 2015 to the fiscal year ended March 31, 2017, we injected capital of ¥0.5 billion to both of our equity method investees. We may continue to inject additional capital into and/or lend money to the existing and/or new affiliated companies.

If our systems integration revenues fluctuate or if we fail to execute our systems construction projects in a timely or satisfactory manner, our results of operations and financial condition may be adversely affected.

Systems construction revenues, a one-time revenue that is a part of systems integration revenues, have a tendency to fluctuate from time to time compared to monthly recurring revenues of network services and systems operation and maintenance due to the budget systems in Japan, of which many end in March. If corporate investments decrease, or if we fail to meet customer demands due to a lack of a sufficient number of qualified engineers to execute the projects in a professional manner, corporate customers may put off or stop placing orders with us and we may not be able to record systems construction revenues and operating profit as expected. If we fail to effectively manage and assign our resources such as outsourcing resources, or to execute the projects as contracted, our recognition of revenues may be delayed or lost altogether, we could be held liable for damages or we could be sued, which could have an adverse impact on our reputation, results of operations and financial condition.

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

As of March 31, 2017, the total balance of our intangible assets was approximately ¥9.3 billion, of which ¥6.2 billion was intangible assets not subject to amortization such as goodwill and ¥3.0 billion was intangible assets subject to amortization such as customer relationships. Intangible assets in relation to IIJ-Global and IIJ Technology Inc. (“IIJ-Tech”), former subsidiaries of IIJ, were ¥4.0 billion and ¥4.0 billion, respectively, as of March 31, 2017. The amount of our intangible assets may increase if we conduct mergers, acquisitions or investments in affiliates in the future. We conduct impairment testing of goodwill and indefinite-lived intangible assets annually on March 31 or more frequently if events or changes in circumstances indicate that an asset might be impaired. We conduct impairment testing of definite-lived intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. If the business operations are adversely affected by factors such as significant adverse changes in their business climate and others, we may have an impairment loss as a result of an impairment test on intangible assets. The recognition of any impairment losses on intangible assets may result in material adverse effects on our financial condition and results of operations.

If we fail to attract and retain qualified personnel, we may not be able to achieve our expected business growth.

Our network, services, products and technologies are complex, and as a result, we depend heavily on the continued service of our engineering, research and development, and other personnel, and, as our business grows, we need to hire more of such employees. In particular, in order to continue to increase our revenues from outsourcing services and systems integration, we require more sales and engineering personnel. We are not sure whether we will be able to retain or attract such personnel and control human resources costs adequately. Competition for hiring qualified engineering, research and development personnel is intense in the IT service industry in Japan, and there is a limited number of personnel with the necessary knowledge and experience we require. None of our employees are bound by any employment or noncompetition agreements. The realization of any or all of these risks may result in a failure to achieve our expected business growth.

Our business may be adversely affected if our network suffers interruptions, errors or delays.

Interruptions, errors or delays with respect to our backbone network or service facilities may be caused by human errors, interruptions, errors or delays with carriers’ service facility, or natural factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, cyber-attack, human error, computer viruses, and other similar events. Much of our computer, networking equipment, and the lines that make up our backbone network are concentrated in a few locations that are in earthquake-prone areas. Any disruption, outages, delays, or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage, and decreased consumer and corporate customer trust in our business, any or all of which could have a material adverse effect on our business, financial condition, and results of operations.

Should we experience further unforeseeable incidents such as the disruption of social infrastructure or power shortages and other impacts due to inoperable or damaged nuclear power plants, our backbone network and service facilities could fail and, as a result, we may suffer direct and indirect damages, which may adversely affect our financial condition and results of operations.

If we fail to keep and manage our confidential customer information, we could be subject to lawsuits, incur expenses associated with our security systems, or suffer damage to our reputation.

We keep and manage confidential information and trade secrets obtained from our customers. We exercise much care in protecting the confidentiality of such obtained information and take steps to ensure the security of our network, in accordance with the Personalized Information Protection Law protecting personal information that came into effect in April 2005 and the requirements set by the MIC, and the Ministry of Economy, Trade and Industry. In October 2016, IIJ-Europe submitted its Binding Corporate Rules (BCR) to the UK’s Information Committee in preparation for a new regulation governing data protection, the General Data Protection Regulation (“GDPR”), which will take effect in the European Union (“EU”) on May 25, 2018. The submitted internal rules define the global policy regarding personal data protection within the IIJ Group. These rules confirm that the IIJ Group complies with the applicable and prospective EU data protection rules. If we fail to comply with the GDPR unintentionally and are asked to pay a penalty, then this could ultimately result in an adverse effect on our business, financial condition, and results of operations. Our network, like all IT systems, is vulnerable to external attack from computer viruses, hackers, cyber-attack, or other such sources. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information. If any material leak of such information were to occur, we could be subject to lawsuits for damages from our customers, incur expenses associated with repairing or upgrading our security systems, and suffer damages to our reputation that could result in a severe decline in new customers as well as an increase in service cancellations. As our consumer mobile business grows, we are dealing with an increasing number of consumers. Our corporate image and credibility could be negatively impacted, if, for example, we or our sales partners fail to comply with related laws such as consumer-protection laws, or if we fail to securely protect our consumers’ individual information. Such failure could ultimately result in an adverse effect on our business, financial condition and results of operations.

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

If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose customers.

Our markets are characterized by, but not limited to:

•	rapid technological changes, including the shift to new technology-based networks such as IPv6, cloud computing, Software Defined Network (“SDN”), Network Functions Virtualization (“NFV”), IoT, and Big Data,
•	frequent new product and service introductions,
•	continually changing customer requirements, and
•	evolving industry standards.

If we fail to obtain access to new or important technologies or to develop and introduce new services and enhancements that are compatible with changing industry technologies and standards and customer requirements, we may lose customers.

Our pursuit of necessary technological advances may require substantial time and expense. Many of our competitors have greater financial and other resources than we do and, therefore, may be more equipped to meet the time and expense demands of achieving technological advances. Additionally, this may allow our competitors to respond more quickly to new and emerging technologies and standards or invest more heavily in upgrading or replacing equipment to take advantage of new technologies and standards.

We depend on our executive officers, and if we lose the service of our executive officers, our business and our relationships with our customers, major shareholders of IIJ and other IIJ Group companies and our employees could suffer.

Our future success depends on the continued service of our executive officers, particularly Mr. Koichi Suzuki, who is a founder, Chairman, Chief Executive Officer and representative director of IIJ as well as some of IIJ’s major subsidiaries, and Mr. Eijiro Katsu, who is President, Chief Operating Officer and representative director. We rely in particular on their expertise in the operation of our businesses and on their relationships with the shareholders of IIJ, our customers, our business partners, and our employees. None of our executive officers, including Mr. Suzuki and Mr. Katsu, are bound by an employment or noncompetition agreement.

We may continuously pursue mergers and acquisitions transactions which may not be effective.

We recognize that it is important for us to have more business resources such as, but not limited to, human resources, customer base, application layer technology, and others, in the middle term. We may continuously pursue mergers and acquisitions transactions to scale up our business. The mergers and acquisitions transactions may not always be on good terms and conditions, bear the results we expect, or have synergistic effect, and we may incur a large loss of goodwill. We may also exhaust time and our resources through mergers and acquisitions.

As a result, those transactions may strain our financial resources and may adversely affect our financial condition and results of operations or we will not be able to have enough business resources to scale up due to a failure to engage in adequate mergers and acquisitions transactions.

Fluctuations in the stock prices of companies or losses on companies in which we have invested may adversely affect our financial condition.

We have invested in non-affiliated companies in order to further expand our business relationships with those companies. We have also invested in available-for-sale equity securities and in funds which invest mainly in unlisted stocks. We recorded impairment losses on available-for-sale equity securities of ¥31 million for the fiscal year ended March 31, 2017. We may record an impairment loss in the future. The carrying amount of available-for-sale securities was ¥5.8 billion, nonmarketable equity securities was ¥1.1 billion, and investments in funds was ¥1.0 billion as of March 31, 2017. We may invest in additional securities of non-affiliated companies or additional funds. However, these securities or funds can be impaired significantly due to changes in the financial condition of non-affiliated companies, general economic conditions in Japan, or fluctuations in the Japanese stock markets. Fluctuations in the fair value of these securities or funds in which we have invested may affect our financial results. In addition, should we choose to sell all or a portion of these securities or funds, it is not certain that we will be able to do so on favorable terms.

NTT, IIJ's largest shareholder, could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of our other shareholders.

NTT and its affiliates owned 26.9% of IIJ's outstanding voting shares as of March 31, 2017. As IIJ's largest shareholder, NTT may be able to exercise substantial influence over us. As of June 30, 2017, IIJ has 13 directors including five outside directors among whom Hiroki Watanabe worked for NTT until 2014. While we intend to conduct our day-to-day operations independently from NTT and its affiliate companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interest, which may not be in our interest or that of our other shareholders.

We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.

We rely on telecommunications carriers such as NTT Communications and KDDI for a significant portion of our network backbone, Nippon Telegraph and Telephone East Corporation (“NTT East”), Nippon Telegraph Telephone West Corporation (“NTT West”), and KDDI for local access lines for our customers, and NTT Docomo and KDDI for mobile connectivity as an MVNO. We procure significant portions of our network backbone and data center facilities pursuant to operating lease agreements with NTT Group, our largest provider of network infrastructure. For the fiscal year ended March 31, 2017, we have spent ¥30.5 billion in the aggregate for international and domestic backbone, local access lines, mobile connectivity, and lines for WAN services to NTT Group. Also, as of March 31, 2017, we had ¥2.8 billion of lease obligations with NTT FINANCE CORPORATION (“NTT FINANCE”). We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.

We also depend on third-party suppliers of hardware components such as routers, servers, and software that are used in our network. We purchase certain components from limited sources, typically from Cisco Systems, Inc. (“Cisco”), Juniper Networks, Inc. (“Juniper”), Hewlett-Packard Company, IBM Japan, NEC, Fujitsu and VMware Inc. A failure by one of our suppliers to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, may delay our ability to expand the capacity and scope of our network.

Any problems experienced by our telecommunications carriers and other suppliers could have a material adverse effect on our business, financial condition, and results of operations.

Regulatory matters and new legislation could impact our ability to conduct our business.

The licensing, construction, and operation of telecommunications systems and services in Japan are subject to regulation and supervision by the MIC. We operate pursuant to licenses and approvals that have been granted by the MIC.

Our licenses have an unlimited duration, but are subject to revocation by the MIC if we violate any telecommunications laws and regulations in a manner that is deemed to harm the public interest, if we or any of our directors are sentenced to a fine or any more severe penalty under the telecommunications laws, if we employ a director who was previously sentenced to a fine or more severe penalty thereunder, or if we have had a license revoked in the past.

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

We may be named as defendants in litigation, which could have an adverse impact on our business, financial condition, and results of operations.

We are involved in normal claims and other legal proceedings in the ordinary course of our business. We believe that there are no cases currently pending which would have a significant financial impact on us, but we cannot be certain that we will not be named as a defendant in a future lawsuit. Any judgment against us in such a lawsuit, or in any future legal proceeding, could have an adverse effect on our business, financial condition, and results of operations.

In the event that we need to raise capital, we may issue additional shares of IIJ's common stock or securities convertible into IIJ's common stock, which may cause shareholders to incur substantial dilution.

IIJ issued 4,700,000 new shares of common stock by way of a public offering in July 2013 and 700,000 new shares by way of a third-party allotment in connection with a secondary offering of shares by way of an over-allotment in August 2013. For future strategic mergers and acquisitions transactions and/or large scale business investments, we may choose to raise additional funds from the issuance of equity shares of IIJ’s common stock or securities convertible into IIJ’s common stock, in which case existing shareholders may incur substantial dilution.

Prior to the above public offering, IIJ issued 2,500,000 new shares of IIJ's common stock along with IIJ's listing on the Mothers market of the Tokyo Stock Exchange (“TSE”) in December 2005. On May 11, 2007, IIJ issued 435,600 shares of common stock to make IIJ's two consolidated subsidiaries wholly-owned through share exchanges. The above figures are retroactively adjusted to reflect the 1:5 stock split in October 2005 and the 1:200 stock split in October 2012.

Item 4. Information on the Company

A.	History and Development of the Company

IIJ is incorporated under the Corporation Law of Japan as a joint stock corporation under the name Internet Initiative Japan Inc. IIJ was incorporated in December 1992 and operates under the laws of Japan.

IIJ began its operations in July 1993 as one of the first commercial Internet service providers (“ISP”) in Japan to offer Internet connectivity services for both enterprises and consumers. With the emergence of many other commercial ISPs, price competition for Internet connectivity services became severe. Rather than falling into price competition, we strategically shifted our business model towards providing value-added total network solutions to enterprise businesses that tend to choose quality and reliability over price, by fully leveraging our engineering skills to differentiate ourselves from our competitors. Currently, our main business focuses on providing Internet connectivity services, WAN services, outsourcing services, systems integration, and equipment sales as total network solutions to mainly Japanese corporate clients and governmental organizations. The Group works closely together as a group in providing total network solutions directly to its customers. With our expertise in Internet related technology, our revenues have been expanding along with our customers’ needs for broader bandwidth for Internet connectivity services and for professional IT support for their network systems.

For descriptions and the history of the Group, see “Our Group Companies” in Item 4.B.

IIJ became a public company in August 1999 with IIJ's initial public offering of ADSs on the NASDAQ National Market. On December 2, 2005, IIJ listed on the Mothers market of the TSE. On December 14, 2006, IIJ moved to the First Section of the TSE for IIJ's listing in Japan. On October 1, 2012, IIJ conducted a 1 to 200 split of IIJ's shares of common stock and the total number of IIJ's issued shares of common stock increased to 41,295,600. IIJ issued 4,700,000 new shares of IIJ’s common stock by way of a public offering in July 2013 and 700,000 new shares by way of a third-party allotment in connection with a secondary offering of shares by way of an over-allotment in August 2013.

As for major business combinations, on May 11, 2007, IIJ made IIJ-Tech and Net Care, Inc. (“Netcare”) our 100% owned consolidated subsidiaries through share exchanges. Netcare renamed itself to IIJ Engineering Inc. (“IIJ-EG”) in October 2014. We merged IIJ-Tech on April 1, 2010. On September 1, 2010, IIJ made IIJ-Global its 100% owned consolidated subsidiary by acquiring the stock of IIJ-Global from AT&T Japan for ¥9.2 billion by our own cash and bank borrowings.

Please also see Note 2 “Business Combinations” to our consolidated financial statements included in this annual report on Form-20F.

IIJ's head office is located at Iidabashi Grand Bloom, 2-10-2 Fujimi, Chiyoda-ku, Tokyo 102-0071, Japan, and IIJ's telephone number at that location is +81-3-5205-6500. IIJ's agent in the United States is IIJ-America, located at 55 East 59th Street, Suite 18C New York, NY 10022 and the telephone number at that location is (212) 440-8080. IIJ has a website that you may access at http://www.iij.ad.jp/en/. Information contained on IIJ's website does not constitute part of this annual report on Form 20-F.

For a discussion of capital expenditures and divestitures currently in progress and those for the past three years, see “Capital Expenditures” in Item 4.B.

B.	Business Overview

The Group offers a comprehensive range of Internet connectivity services, WAN services, outsourcing services, systems integration, and equipment sales to our customers mainly in Japan. We believe we provide efficient and reliable services and solutions to our customers on one of the most reliable Internet backbone networks available in Japan. Our services are based upon high-quality Internet related networking technology tailored to meet specific needs and demands of our customers.

Our Internet connectivity services include full-spec IP services with bandwidth ranging from 64 kbps up to over 10 Gbps, low-cost broadband services such as optical and/or ADSL lines which are mainly used to connect branch offices, and mobile data communications services for enterprise and consumers. Our WAN services provide closed-network services, mainly operated by IIJ-Global. Our outsourcing services include security-related outsourcing services that protect our customer network systems from unauthorized access and secure remote connections to internal networks, network-related outsourcing services such as router rental and Virtual Private Network (“VPN”), server-related outsourcing services such as web server hosting and e-mail security service, data center-related outsourcing services, and our cloud computing service IIJ GIO/Hosting Package. Our systems integration includes systems construction and systems operation and maintenance. Systems construction is tailored to meet each of our customers’ requirements, which include consulting, project planning, systems design and development of network systems, and sales of equipment and software purchased from third parties. Systems operation and maintenance revenues include system related maintenance, monitoring, and other operating services, and cloud computing services such as IIJ GIO/Component. We aim to be the leading supplier of total network solutions in Japan.

We started to provide our mobile access services for enterprise as an MVNO in January 2008. From February 2012, we also started to offer our mobile services to consumers which became popular in recent years because of their cost-effectiveness; accordingly, mobile services for consumers are one of our strong growth drivers.

From December 2009, we began proving our cloud computing services under the service name “IIJ GIO.” We invest in infrastructures, such as servers, network equipment, virtualization software, and data center facilities for IIJ GIO, and provide them to users as an Infrastructure as a Service (“IaaS”) platform service for a monthly fee, basically. IIJ GIO consists mainly of two types, (1) IIJ GIO/Hosting Package and (2) IIJ GIO/Component. IIJ GIO/Hosting Package is a line-up of services for an all-in-one non-customizable packaged cloud computing service and IIJ GIO/Component is a line-up of services for a semi-customizable cloud computing service. The cloud computing service in Japan is still in its start-up phase and it is anticipated that the market in Japan should grow in the middle term. In November 2015, we launched a new service platform “IIJ GIO Infrastructure P2” for our cloud services. The service provides reliable public cloud infrastructure with increased processing performance as well as private cloud infrastructure.

As of June 30, 2017, we have ten overseas subsidiaries in the United States, the United Kingdom, Germany, China, Singapore, Hong Kong, Thailand, Indonesia, and Vietnam. We have been enhancing our overseas business primarily to fulfill the broad range of IT network related needs of our Japanese customers who are headed abroad to expand their overseas business. As of June 30, 2017, we provide cloud computing services in the United States, the United Kingdom, China, Singapore, Indonesia, Thailand and Vietnam.

In addition, we conduct our ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and ATM network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2017, 1,066 ATMs were placed.

Currently, we have two business segments: a network services and systems integration business segment and an ATM operation business segment. Our network services and systems integration business segment is comprised of Internet connectivity services for enterprise and consumers, WAN services, outsourcing services, systems integration, and equipment sales.

The table below provides a breakdown of the total revenues and percentage by service over the past three fiscal years. Most of our revenues are generated in Japan and are denominated in Japanese yen.

	For the fiscal year ended March 31 (millions of yen, except for percentage data)
	2015		2016		2017
Internet connectivity services	¥24,572	20.0%	¥32,853	23.4%	¥44,369	28.1%
WAN services	24,326	19.8	25,177	17.9	26,460	16.8
Outsourcing services	20,108	16.3	21,266	15.1	22,167	14.0
Systems construction	20,437	16.6	21,145	15.0	22,626	14.3
Systems operation and maintenance	27,800	22.6	33,043	23.5	35,123	22.3
Equipment sales	2,167	1.8	3,275	2.3	2,994	1.9
ATM operation business	3,640	2.9	3,889	2.8	4,050	2.6
Total revenues:	¥123,050	100.0%	¥140,648	100.0%	¥157,789	100.0%

Internet Connectivity Services

 We offer two categories of Internet connectivity services: Internet connectivity services for enterprise and Internet connectivity services for consumers. Internet connectivity services for enterprise are based on dedicated local-line connections and high-speed wireless data connections provided by telecommunications carriers between our backbone and customers. Internet connectivity services for consumers mainly require customers to connect to our points of presence (“POPs”) through the publicly-switched telephone network or a variety of broadband access services, such as ADSL and optical lines as well as wireless mobile data communications. High-speed, high-capacity last-one mile access such as dedicated access, ADSL, fiber optic, Ethernet, 3G mobile, LTE mobile, and others are provided by large telecommunications carriers such as NTT East, NTT West, NTT Docomo, and others. A variety of choices for last-one mile access are provided to our customers independently or together with other network solution line-ups to fulfill their specific and individual needs for tailored total network solutions. The following table shows the number of our Internet connectivity service contracts as of the dates indicated:

	As of March 31,
	2013	2014	2015	2016	2017
Internet connectivity services (enterprise):
IP Service (1 Gbps –)	207	271	340	367	437
IP Service (100 Mbps – 999 Mbps)	401	448	504	532	591
IP Service (-99 Mbps)	905	847	763	690	658
IIJ Data Center Connectivity Service	306	288	278	270	253
IIJ FiberAccess/F and IIJ DSL/F (broadband services)	48,940	56,384	62,926	75,932	72,605
IIJ Mobile Service	74,366	127,057	187,429	431,030	857,903
IIJ Mobile Platform Service	9,903	32,253	67,434	250,757	582,250
Others	1,338	1,293	1,309	1,246	1,049
Total Internet connectivity service (enterprise) subscriptions	126,463	186,588	253,549	510,067	933,496

Internet connectivity services (consumer):
IIJ	328,558	468,344	734,311	1,084,295	1,275,875
IIJmio Mobile Service	69,803	181,439	430,253	747,395	951,249
hi-ho	149,497	158,233	157,208	146,305	133,384
Total Internet connectivity service (consumer) subscriptions	478,055	626,577	891,519	1,230,600	1,409,259

_____________________

*1. Numbers in the table show number of contracts except for “IIJ Mobile service,” “IIJ,” and “hi-ho” which show number of subscriptions.

*2. From Form 20-F for the fiscal year ended March 31, 2017, the following changes are made to the table:

(1)	The number of subscriptions for “IIJ Mobile MVNO Platform Service”, which was included in “IIJ Mobile service (Enterprise) ,” is disclosed.
(2)	The number of subscriptions for “IIJmio Mobile Service” (formerly known as ”IIJmio High Speed Mobile Service”), which was included in “Internet connectivity services (Consumer)” provided by IIJ, is disclosed.

Internet Connectivity Services for Enterprise

Our lineup of Internet connectivity services for enterprise includes: IP service, IIJ data center connectivity service, IIJ FiberAccess/F and IIJ DSL/F (broadband services), dial-up services, and IIJ mobile service.

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

IIJ FiberAccess/F and IIJ DSL/F (Broadband Services). IIJ FiberAccess/F and IIJ DSL/F are broadband Internet connectivity services that use “FLET’S” services for fiber optic access and ADSL access provided by NTT East, NTT West, and others, allowing service on a best-efforts basis. The services are used mainly to connect branch offices and headquarters. We support this service by providing guarantees of latency rates under SLA.

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

Other Internet Connectivity Services. In addition to the services mentioned above, we also offer services such as IIJ ISDN/F which provides Internet access for ISDN lines, IIJ Line Management/F service that procures “FLET'S” services on behalf of customers and “LaIT” (pronounced “light”) service, a brand that offers high-quality services at reasonable prices to small and medium enterprises. The main sales channels for LaIT are through direct sales via online sign-up or through sales partners.

Internet Connectivity Services for Consumers

We offer internet connectivity services for consumers under the brand names IIJmio and hi-ho. We also offer OEM services for other network operators. For Internet connectivity services, there are a variety of different service line-ups depending on the type of local access, such as ADSL, fiber optic, WiMAX, 3G, and LTE wireless data communication.

In February 2012, we launched LTE mobile data communications services for consumers in which we offer inexpensive LTE SIM cards to consumers by purchasing NTT Docomo’s mobile infrastructure as an MVNO. We provide the service from the same MVNO infrastructure from which we provide mobile data communications services to enterprises which we launched in January 2008. We mainly offer data communications services in a postpaid scheme with a minimum contract period of one month. The minimum basic monthly charge is ¥900 with bundled high-speed data volume of 3GB through one SIM card. The maximum basic monthly charge is ¥2,560 with bundled high-speed data volume of 10GB which can be shared among up to ten SIM cards. As an option, we started to offer 20GB and 30GB data usage for a monthly charge of ¥3,100 and ¥5,000, respectively. If a customer exceeds the bundled high-speed data volume, the consumer can purchase what we call a “coupon card” which is charged with either 500MB or 2GB high-speed data volume for ¥1,500 and ¥3,000, respectively. We started offering voice function as an optional service with a monthly charge of ¥700 and ¥20 for every 30 seconds for domestic telephone charge from April 2014. We started to accept Mobile Number Portability (“MNP”) transactions from April 2014. We also offer LTE SIM cards through prepaid schemes not only for domestic customers but also for foreigners visiting Japan. “Japan Travel SIM powered by IIJmio” is the service name and the card includes either 1GB of high speed data for 30 days or 2GB of high-speed data for a three-month period for approximately ¥1,500 and ¥3,000, respectively, depending on the sales channel. From August 2016, we started to offer KDDI services. In August 2016, we announced that we will be providing full-MVNO services from the fourth quarter for the fiscal year ending March 31, 2018. The prices mentioned here are as of June 2017.

WAN Services

We offer WAN services, a closed network service mainly using dedicated lines, wide-area Ethernet services. and IP-VPN services to corporate customers. WAN services offer dedicated, reliable, secure connections that allow our customers to better control the traffic over the wide-area networks. While IIJ had been providing WAN services to its corporate customers, the WAN business became a larger portion of the consolidated base business following the acquisition of IIJ Global on September 1, 2010.

Outsourcing Services

Our customers are increasingly seeking additional network-related services, in addition to Internet connectivity. We provide our customers with a broad range of outsourcing services such as security-related, network-related, server-related, data center-related, and IIJ GIO/Hosting Package, a line-up of services for an all-in-one non-customizable hosting package cloud computing service.

We believe that business customers will increasingly rely on outsourcing services for cost reduction, improving productivity, and ensuring reliable network-related operations. Therefore, we will continue our efforts to improve our services by adding new features and enhancing line-ups through new services by utilizing our Internet expertise in a timely manner.

Our outsourcing services include:

Security-related Outsourcing Services. We offer services that protect customers’ internal network systems from unauthorized, illegal access, such as firewall services and security scan services. We also provide secure remote connections to the internal networks. We were the first ISP in Japan to provide firewall services, which we introduced in 1994. In March, 2017, we started to offer IIJ C-SOC service, which provides one-stop security support for security incident correspondence by implementing a customer-dedicated analysis platform that is linked to our security operation center.

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

Data center-related Services. We offer IIJ data center facility services and management and monitoring services. Our Internet data center facility services are co-location services which allow companies to house their servers and routers off-site on our premises. Our Internet data center facilities are leased from third parties such as NTT Communications and are equipped with robust security systems, 24-hours-a-day non-stop power supplies and fire extinguishing systems, earthquake-resistant construction, and high-speed Internet connectivity utilizing IIJ backbones. We also offer basic monitoring and maintenance services for the equipment. This service enhances reliability as we provide 24-hours-a-day monitoring and have specialized maintenance personnel and facilities. We offer management and monitoring services tailored to our customers’ requirements.

IIJ GIO/Hosting package. IIJ GIO/Hosting Package is a line-up of services for non-customizable packaged cloud computing service.

Other Services. In addition to the above, we offer customer support and help desk solutions, an IP Phone service, and other services.

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

Examples of systems construction are:

•	connecting over a hundred locations such as gas stations, bank branches and retail shops via Internet-VPN, transmission of data over the Internet with an encryption feature and our proprietary SEIL Series routers, SMF, SACM(1), and a service adapter "SA-W series,”(2)
•	construction of large scale e-mail servers or systems to detect or delete e-mails with viruses or spam or record all e-mails incoming to and outgoing from customers,

•	construction of websites for online businesses, such as on-line game providers,
•	re-construction of overall corporate network systems to accommodate increased traffic data,
•	construction of voice-over IP systems to transmit voice to customer branch offices over the Internet,
•	construction of wireless local area networks, and
•	consultation on corporate network security.
(1)	SACM (Service Adapter Control Manager) is a management service platform for OEMs to provide automatic connection and a comprehensive management mechanism of IIJ’s proprietary next-generation network management system, SMFv2.
(2)	SA-W series is a service adaptor developed for SACM.

In the consulting and planning phase of a systems construction project, we form special project management teams for the project. We analyze and design the customer’s network and systems with three engineering focuses: reliability, flexibility, and extendibility.

In the phase of systems design and development of network systems, we procure equipment such as servers or use IIJ GIO/Component services as a component of the system and manage application development and software programming tasks which are, depending on the size of the project, outsourced to third parties. Systems construction is generally provided together with our network services.

In the operation and maintenance phase, by utilizing data center facilities and IIJ GIO/Component services directly linked to our network, we provide a range of operation and maintenance services, which take maximum advantage of the Internet system, network operation and management know-how of the IIJ Group companies. Rather than simply looking after the customer’s servers and network equipment, we take care of the customer’s entire computing environment, as well as implement custom-designed monitoring systems and provide around-the-clock operation and management services. These outsourcing services enable customers to free themselves from the burden of operating the network systems, which demands professional operation and maintenance to ensure prompt and flexible responses to unexpected system problems.

We develop, provide, and make investment for our own systems construction and software development for a cloud-based foreign exchange (“FX”) platform which we mainly provide to financial institutions such as securities brokers and FX trading companies who pay monthly fees primarily based on the volume of transactions.

We have provided our customers with basic and easy-to-order systems integration services, including provision of network resources such as network equipment, data storage systems, network monitoring, and systems operation management, on demand and on a monthly basis, therefore enabling our customers to launch their internal network system securely and cost effectively.

Equipment Sales

In addition to the network services and systems integration, we sell third-party equipment, such as routers, mobile devices including iPads and other equipment to meet the one-stop needs of our customers together with our in-house developed router, the “SEIL Series.”

SEIL Series. In August 1998, we introduced our first SEIL Series router, a high-end in-house developed router, which was compatible with ISDN. As of June 30, 2017, there are SEIL/X series and SEIL/x86. With the SMF feature, which provides auto-configuration features, it enables customers to create a VPN network simply by connecting the network to SEIL WAN interface.

ATM Operation Business

Our ATM operation business is conducted by our consolidated subsidiary, Trust Networks, which operates ATMs and related network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2017, 1,066 ATMs were placed in places such as Japanese pachinko parlors.

Network

Our network is one of our most important assets. We have developed and currently operate a high-capacity network that has been designed to provide reliable, high-speed, high-quality Internet connectivity services. Our Internet network extends throughout Japan, and to the United States, the United Kingdom, Singapore, and Hong Kong.

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

Backbone

Leased lines

Our network is anchored by our extensive Internet backbone that extends throughout Japan, and to the United States, the United Kingdom, Singapore, and Hong Kong. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity. As of June 30, 2017, the total capacity between Japan and the United States was 500 Gbps.

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

The table below lists the total number of contracts comprising IIJ’s backbone network as of March 31, 2016 and March 31, 2017. Each contract represents one physical line. The largest contract accounts for only approximately 2.3% of the total contracted amount.

Total Number of Contracts Comprising IIJ's Backbone Network

	As of March 31, 2016	As of March 31, 2017
Number of Contracts comprising IIJ’s backbone network
NTT Group	63	74
KDDI	41	47
Others	35	45
Total	139	166

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

Accordingly, IIJ is not substantially dependent on a particular contract with either NTT or KDDI, nor is the amount of a particular contract substantially large. Further, IIJ is neither substantially dependent on a certain arrangement or relationship with a particular carrier or carriers because IIJ has the ability to replace its existing contracts with others under fair terms.

The table below shows our backbone cost related to leased lines.

Backbone Cost related to Leased Lines

	For the fiscal year ended March 31, (millions of yen)
	2013	2014	2015	2016	2017
Backbone cost	¥3,535	¥3,762	¥3,741	¥3,636	¥3,414

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

Points of Presence

POPs are the main points at which our customers connect to our backbone. We provide Internet connectivity from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of June 30, 2017, we operate 30 primary POPs for dedicated access and one universal POP for nationwide dial-up access in Japan. The universal POP can be accessed from anywhere in Japan with a minimum local telephone charge.

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

Internet Data Centers

As of June 30, 2017, we operate 27 Internet data centers, 21 in Japan and six abroad; seven in Tokyo, three in Osaka, two each in Yokohama, Nagoya, and Fukuoka, and one each in Saitama, Sapporo, Sendai, Kyoto, Matsue, New York, San Jose, Los Angeles, London, Shanghai, and Singapore. These data centers are specifically designed for application hosting, IIJ GIO and IIJ GIO Infrastructure P2 services, co-location services and high capacity access to our networks. Excluding the container-based module type data center in Matsue, our data centers are leased. In Japan, they are mainly leased from NTT Communications, ITOCHU Techno-Solutions Corporation, Mitsubishi Corporation, and KDDI. The container-based module type data center in Matsue is directly owned and operated by us.

These data centers have 24-hours-a-day, seven-days-a-week operations and security and are equipped with uninterruptible power supplies and backup generators, anti-seismic damage precautions, fire suppression equipment, and other features to optimize our ability to offer high-quality services through these data centers.

The container-based module type data center in Matsue is specifically designed for the use of our cloud computing service IIJ GIO which uses outside-air-cooling, a first in Japan. The main features of the Matsue container-based module type data center are its cost efficiency and its short construction period of approximately two to three months to add one container-based module, which allows it to start small and expand along with the rise in demand, unlike building type data centers where you need to build the whole capacity at once regardless of the demand. The second module type data center site in Matsue opened in December 2013 and can host up to 48 container-based modules, 24 container-based modules per site.

Network operations center and technical and customer support

Our NOC in Tokyo operates 24-hours-a-day, seven-days-a-week. From our NOC, we monitor the status of our network, the traffic on the network, the network equipment and components, and many other aspects of our network including our customers’ dedicated access lines leased from carriers. From our NOC, we monitor our networks to ensure that we meet our commitments under our SLA.

Our Group Companies

We offer our services directly and with our group companies. As of June 30, 2017, we had 17 consolidated subsidiaries and eight equity method investees. Our group companies work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and market our services and products together as a group and offer as a group our total network solutions. Our ATM operation business is conducted by Trust Networks.

The table below sets out our group companies, including our major subsidiaries and equity method investees and our direct and indirect ownership of each of them as of March 31, 2017:

Company Name	Jurisdiction of Incorporation	Proportion of ownership and voting interest
Consolidated Subsidiaries:
IIJ Global Solutions Inc.	Japan	100.0%
IIJ Engineering Inc.	Japan	100.0%
hi-ho Inc.	Japan	100.0%
Trust Networks Inc.	Japan	79.5%
IIJ Innovation Institute Inc.	Japan	100.0%
Net Chart Japan Inc.	Japan	100.0%
RYUKOSHA NETWARE Inc.	Japan	100.0%
IIJ America Inc.	U.S.A.	100.0%
IIJ Europe Limited	U.K.	100.0%
IIJ Global Solutions China Inc.	China	100.0	%(1)
IIJ Global Solutions Singapore Pte. Ltd.	Singapore	100.0	%(2)
and six other subsidiaries(3)
Equity method investees:
JOCDN Inc.(4)	Japan	50.0%
Trinity Inc.	Japan	33.8%
INTERNET MULTIFEED CO.	Japan	34.0%
Internet Revolution Inc.	Japan	30.0%
PT Biznet Gio Nusantara	Indonesia	40.0%
Leap Solutions Asia co. Ltd.	Thailand	40.0%
and two other equity method investees(5)

_____________________

(1)	100% owned subsidiary of IIJ Global Solutions Inc.
(2)	IIJ owned a 50.4% voting interest directly and a 49.6% indirectly through IIJ-Global.
(3)	The six other subsidiaries are IIJ Deutschland GmbH, IIJ Global Solutions Hong Kong Ltd., IIJ-Global Solutions (Thailand) Co., Ltd., IIJ-Thailand, PT. IIJ Global Solutions Indonesia, and IIJ-Global Vietnam
(4)	JOCDN Inc. increased its capital through third-party share issuance on April 3, 2017. As a result of this capital increase, our proportion of ownership and voting interest to JOCDN Inc. is 20.0% as of June 30, 2017.
(5)	The two other equity method investees are Appiaries Corporation and KIS, Inc.

IIJ Global Solutions Inc.

On September 1, 2010, IIJ acquired 100% of the equity of IIJ-Global from AT&T Japan for the amount of ¥9.2 billion. IIJ-Global is incorporated under the laws of Japan. IIJ-Global provides mainly domestic network outsourcing service businesses, such as WAN services. To fulfill the demands of our Japanese clients that are headed abroad to expand their overseas business, together with IIJ, IIJ-Global has been enhancing its business abroad in Asian countries such as China, Singapore and Thailand. As of March 31, 2017, IIJ-Global had 349 employees, 11 of whom were seconded from IIJ.

IIJ Engineering Inc.

IIJ Engineering Inc. (“IIJ-EG”), whose name has been changed from Net Care, Inc. as of October 1, 2014, provides a broad array of support services, from monitoring and troubleshooting to network operations and data center operations. As of March 31, 2017, IIJ-EG had 442 employees, 13 of whom were seconded from IIJ.

hi-ho Inc.

hi-ho Inc. (“hi-ho”) provides Internet connectivity services for consumers under hi-ho brand. As of March 31, 2017, hi-ho had 17 employees, all of whom were seconded from IIJ.

Trust Networks Inc.

Trust Networks Inc. (“Trust Networks”) was established in July 2007. Trust Networks operates bank ATMs and its network systems, and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2017, Trust Networks had 1,066 ATMs in operation. As of March 31, 2017, Trust Networks had 11 employees, nine of whom were seconded from IIJ.

IIJ Innovation Institute Inc.

IIJ Innovation Institute Inc. (“IIJ-II”) mainly engages in research and development of basic Internet-related technology. On July 1, 2009, IIJ Research Laboratory, one of the research departments of IIJ, was transferred to IIJ-II to strengthen the Group research and development by reclassifying the Group research and development organization. As of March 31, 2017, IIJ-II had 20 employees, all of whom were seconded from IIJ.

Net Chart Japan Inc.

Net Chart Japan Inc. (“NCJ”) provides network construction services that are mainly related to Local Area Networks, such as installation and configuration of equipment, wiring following network installation, and installation and operation support for applications. As of March 31, 2017, NCJ had 79 employees.

RYUKOSHA NETWARE Inc.

RYUKOSHA NETWARE Inc. (“RYUKOSHA”) engages in human resources outsourcing, including systems operation and service support. RYUKOSHA became IIJ’s wholly owned subsidiary as of December 1, 2014. As of March 31, 2017, RYUKOSHA had 304 employees.

IIJ America Inc.

IIJ America Inc. (“IIJ-America”) is a U.S.-based ISP that also provides cloud computing services and offers systems integration solutions, catering primarily to the U.S.-based operations of Japanese companies. As of March 31, 2017, IIJ-America had 38 employees, five of whom were seconded from IIJ.

IIJ Europe Limited

IIJ Europe Limited (“IIJ-Europe”) offers systems integration, Internet connectivity services, and cloud computing services primarily to Japanese companies operating in Europe. As of March 31, 2017, IIJ-Europe had 53 employees, four of whom were seconded from IIJ.

IIJ Global Solutions China Inc.

IIJ-Global Solutions China Inc. (“IIJ-Global China”) is a China-based systems integrator and cloud computing services provider catering primarily to China-based operations of Japanese companies. As of March 31, 2017, IIJ-Global China had 19 employees.

IIJ Global Solutions Singapore Pte. Ltd.

IIJ-Global Solutions Singapore Pte. Ltd. (“IIJ-Global Singapore”) is a Singapore-based systems integrator and cloud computing services provider catering primarily to Singapore-based operations of Japanese companies. As of March 31, 2017, IIJ-Global Singapore had 13 employees, two of whom were seconded from IIJ.

JOCDN Inc.

In December 2016, IIJ and Nippon Television Network Corporation, one of the major Japanese broadcasting companies, established a joint venture company, JOCDN Inc. (“JOCDN”), to provide a content delivery platform specialized for video distribution within Japan. As of March 31, 2017, JOCDN is our equity method investee, in which we have a 50.0% ownership interest.

Trinity Inc.

Trinity Inc. (“Trinity”) is one of the subsidiaries of Hirata Corporation, which manages customer loyalty reward program systems. As of March 31, 2017, Trinity is our equity method investee, in which we have a 33.8% ownership interest.

INTERNET MULTIFEED CO.

INTERNET MULTIFEED CO. (“Multifeed”) provides high-speed Internet eXchange (“IX” — where major ISPs exchange network traffic) service. Its technology was developed jointly with the NTT Group. Multifeed operates IXs named JPNAP. As of March 31, 2017, Multifeed is our equity method investee, in which we have a 34.0% ownership interest.

Internet Revolution Inc.

In February 2006, IIJ and Konami Corporation established a joint venture company, Internet Revolution Inc. (“i-revo”) initially to operate a portal website. i-revo now provides operation of the gaming platform used by the Konami Group. As of March 31, 2017, i-revo is our equity method investee, in which we have a 30.0% ownership interest.

PT Biznet Gio Nusantara

In January 2015, IIJ and Biznet Networks, a major communications services company in Indonesia, established a joint venture company, PT Biznet Gio Nusantara (“PT Biznet GIO”), to offer public and private cloud computing services mainly to local companies in Indonesia. As of March 31, 2017, PT Biznet GIO is our equity method investee, in which we have a 40.0% ownership interest.

Leap Solutions Asia co. Ltd.

In February 2016, IIJ and T.C.C. Technology Co., Ltd., a leading data center and IT infrastructure service provider in Thailand, established a joint venture company, Leap Solutions Asia co. Ltd., to provide full-scale cloud services in Thailand. As of March 31, 2017, Leap Solutions Asia Co. Ltd., is our equity method investee, in which we have a 40.0% ownership interest.

Capital Expenditures

The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three fiscal years.

	For the fiscal year ended March 31,
	2015	2016	2017
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥11,835	¥14,812	¥16,531

_____________________

(1)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.”

Most of our capital expenditures, which are funded largely by cash generated from operations, proceeds from bank borrowings, proceeds from issuance of common stock, and leases, relate primarily to the development, expansion, improvement, and maintenance of our network and service infrastructures and of our own internal back-office systems. The investments are mostly for routers, servers, network equipment, containers for our container type data centers, and other facilities necessary to offer services related to our network and software developments. Capital expenditures for the fiscal year ended March 31, 2017 increased compared with the previous fiscal year mainly because capital expenditures related to service developments such as for security and mobile services, and back-office systems increased.

We estimate that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2018 related to our network services and systems integration business will increase from the amount for the fiscal year ended March 31, 2017 due to construction of HLR and HSS systems related to the implementation of full-MVNO services.

Seasonality

See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues, including related equipment sales revenues.”

Sales and Marketing

Our sales headquarters are located in Tokyo. In addition, we have eight branches, Osaka, Nagoya, Fukuoka, Sapporo, Sendai, Yokohama, Toyama, and Hiroshima and three offices in Niigata, Toyota, and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2017, we had 532 employees, on a consolidated basis, working in sales and marketing. The Business Unit, where our domestic sales and marketing employees are assigned, is divided into twelve divisions and two departments:

•	Enterprise Business Divisions 1 and 2 focus on selling total network solutions and work with large corporate clients, including manufacturers and retail companies.

•	Service Product Business Division focuses on promoting the sales of our focused services such as IIJ GIO and IIJ GIO Infrastructure P2 services, security-related services, IP services, mobile services, and corporate network solutions including IIJ Omnibus Services, and also focuses on enhancing partner business.

•	Financial Systems Business Division focuses on selling total network solutions and work with financial institutions.

•	Government, Public & Educational Organization Business Division focuses on selling total network solutions and works with governmental institutions, universities, and other schools.

•	West Japan Business Division focuses on developing and strengthening partnerships with customers in the western Japan area. Sales personnel in branch and sales offices are part of this division.

•	Central Japan Business Division focuses on developing and strengthening partnerships with customers in the central Japan area such as Nagoya. Sales personnel in branch and sales offices are part of this division

•	East Japan Business Division focuses on developing and strengthening partnerships with customers in the eastern Japan area except for the Kanto area. Sales personnel in branch and sales offices are part of this division.

•	Enterprise Business System Development Division is comprised of pre-sales engineers who focus on meeting specific IT needs of corporations by, for example, integrating network services and systems integration.

•	Outsourcing Division focuses on promoting business enterprises to outsource their IT systems by offering needed services and/or operating systems for them.

•	Marketing Division focuses mainly on setting the tariff pricing for each of IIJ’s services, making and conducting promotion plans related to its products and services, and strengthening partnerships with sales agents such as systems integrators to expand our marketing reach.

•	Global Business Division is in charge of the planning and administration of overseas business development.

•	Operation Management Department is in charge of back-office operations such as those related to processing sales orders for business divisions.

•	Business Unit Management Department is in charge of back-office operations such as those related to processing sales order for business divisions.

Customers

As of March 31, 2017, we had approximately 10,000 business and other institutional customers which increased from the previous year end of over 8,500 customers. The increase was mainly related to our inexpensive SIM card mobile services targeting small and medium-sized enterprises. As of March 31, 2017, we had approximately 1.7 million individuals which include individual customers subscribing to our mobile and OEM services. Our main customers continue to be major corporations, including ISPs.

Research and Development

Research and Development Organization

Our research and development activities are conducted by IIJ Innovation Institute (“IIJ-II”) and IIJ’s internal organizations in charge of technology.

IIJ Innovation Institute. IIJ established IIJ-II in June 2008 as a wholly-owned subsidiary, which engages in research and development of basic Internet-related technology development. In July 2009, IIJ Research Laboratory, which was established as a research organization of IIJ in April 1998 to engage in new basic network technologies, was transferred to IIJ-II to reorganize and strengthen the Group's research and development capabilities. IIJ-II is currently participating in various research and development activities in cooperation with organizations from the private and academic sectors. IIJ-II is engaged in research and development activities related to cloud computing, network traffic measurement and analysis, the development of operational technology for Internet routing, and Internet security among various other activities.

IIJ’s internal organizations in charge of technology. IIJ’s internal organizations such as the Service Product Business Division, the Service Infrastructure Division, the Network Division, the Cloud Division, and the MVNO Division, play an important role in the research and development of technologies to be applied to our services and solutions, collect information, evaluate new technology, and conduct business expansion.

Research and Development Strategy

Our primary research and development objective is to continue to develop innovative services, applications, and products that meet the current and future demands of our customers, and to continue to be at the forefront of the Internet industry in Japan. Many of our engineers are regularly engaged in research and development activities related to the development of new services, applications, and products. These engineers have continued to develop innovative services, applications, and products, many of which have set the standard for the Internet industry in Japan. They also work very closely with our sales and marketing personnel and technical engineers to ensure that the innovative services, applications and products will meet the demands of our customers.

Our second research and development objective is to continue participating in or otherwise closely monitor new products, developments, and initiatives of manufacturers and standards-setting and research groups. We have also engaged in the research and development of new Internet-related basic technology since 1998. Through these efforts, we seek to ensure that we have timely and effective access to new technologies, and that we implement these technologies effectively.

In furtherance of these objectives, our research and development efforts currently are focused on a variety of projects, including:

•	research and development of the basic technologies for cloud computing-related technology including Software-Defined Networking (“SDN”) and Network Function Virtualization (“NFV”),
•	research and development of methodology to solve the technical problems of the current cloud computing systems,
•	research and development of the basic technologies for a storage system for a wide area data center operation to enable flexible location and relocation of virtual machines,
•	research and development of methodology to construct a virtualized large-scale data center with an assembly of a small-scale data centers,
•	research and development of electric feeding methodology with high efficiency, and adoption to a next generation container-based module type data center,
•	development and commercialization of a cloud-based Power Metering System (PMS) Service Platform, a system platform for providing services that make use of a smart meter,
•	research of Internet traffic monitoring and management,
•	research relating to the behavior of Internet routing systems,
•	research and development of IPv6-based communication technology,
•	continuous improvement of our SEIL router (an in-house developed service adaptor) and SMF, systems which we developed specifically to be integrated into IIJ’s network-related services,
•	research relating to the methodology of the configuration of routers and other servers, and

•	research and development of the Distributed and Parallel Processing Platform for very large data sets.

Our research and development expenses averaged less than 1.0% of total revenues for the past three consecutive years. For the fiscal years ended March 31, 2015, 2016, and 2017, our research and development expenses were ¥441 million, ¥455 million and ¥466 million, respectively, most of which were for personnel expenses. The level of research and development expenditures is low in relation to our total costs primarily because we do not engage in extensive research and development of new technologies and products that require large investments. Rather, as noted above, we are intensively engaged in research and development related to our ongoing business. We focus on monitoring developments in the industry and in developing new and innovative services and applications by utilizing and enhancing existing technologies and products.

Because the rate of change in technology relevant to our business is so rapid, we believe that the sophistication and experience of our research and development personnel is an important part of our success.

Proprietary Rights

Although we believe that our success is more dependent upon our technical, marketing, and customer service expertise than our proprietary rights, we rely on a combination of trademark and contractual restrictions to establish and protect our technology.

Licenses

For us to provide certain services to our customers, we have, as a licensee, entered into license agreements with suppliers including Trend Micro Incorporated, RSA Security Inc., NRI Secure Technologies, Ltd., McAfee, Inc. (Intel Security), Microsoft Japan Co., Ltd., Adobe Systems Software Ireland Limited, and Oracle Corporation Japan.

We have purchased licenses from these suppliers in accordance with customer demands for our services.

Trademarks

We have applied for trademark registrations of our corporate name, “Internet Initiative Japan Inc.” and certain other corporate and product names in Japan, the United States and certain European and Asian countries.

Patents

We have applied for patent registrations in relation to our technology in Japan and the United States. As of June 30, 2017, eleven registrations had been granted, with one pending application. The latest acquired patent is for technology to cool telecommunication equipment utilizing the chimney effect in a data center.

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

The Telecommunications Business Law

The Telecommunications Business Law, which became effective in 1985, was established for the purpose of privatization and deregulation in the telecommunications business. After several amendments, the Telecommunications Business Law was considerably amended in July 2003, and the amended Telecommunications Business Law became effective as of April 2004. Further, an amendment to the Telecommunications Business Law was enacted on June 3rd, 2014 and the amended Telecommunications Business Law became effective on June 1, 2015. From here on, “Telecommunications Business Law” refers to the latest amended Telecommunications Business Law. A summary of the regulations under the current Telecommunications Business Law is as follows:

The Telecommunications Business Law applies to the telecommunications business, except for telecommunications business that is exempted under the Telecommunications Business Law (“Exempted Business”). (1) The term “telecommunications business” is defined under the Telecommunications Business Law as a business providing telecommunications services in order to meet the demand of others. (2) The term “telecommunications services” is defined under the Telecommunications Business Law as intermediating communications of others through the use of telecommunications facilities, or any other acts of providing telecommunications facilities for the use of communications of others. Our business falls under the definition of a telecommunications business, but not an Exempted Business, and, therefore, is subject to the Telecommunications Business Law.

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

Registration with the Minister of the MIC is required for start-up telecommunications businesses that intend to provide telecommunications services. However, for telecommunications businesses which meet either of the following two requirements, only a notification to the Minister of the MIC is required: (i) the scale of the telecommunications circuit facilities which are to be installed and the scope of the area covered thereby do not exceed a certain threshold established by the ministerial ordinance of the MIC (i.e., areas of installation of terminal-related transmission facilities are limited to a single municipality (city, town or village) and areas of installation of relay-related transmission facilities are limited to a single prefecture) or (ii) the telecommunications circuit facilities to be installed fall within a certain category of radio facilities as set forth in the Radio Act (i.e., radio facilities which conduct radio communications (except for basic broadcasting) as well as basic broadcasting). Our business is subject to this latter notification requirement.

Terms and Conditions of Provision of Services and Charge

•	Our business is unregulated, in general, as IIJ does not fall under either Basic Telecommunications Services or Designated Telecommunications Services described below.

•	Prior notification to the Minister of the MIC is required for the Basic Telecommunications Services (i.e., universal services specified by the ministerial ordinance of the MIC such as analog or public fixed telephone services, analog or public remote island telephone services, and analog or public emergency call telephone services). Providing these telecommunications services in a manner other than that pursuant to the terms and conditions and charges notified to the Minister of the MIC is prohibited, provided that the charges may be discounted or waived pursuant to the exception criteria provided under the ministerial ordinance of the MIC (i.e., an emergency call for the safety of ships and airplanes, an emergency call for the safety of life and property in case of natural disaster, calls to police agencies regarding crimes, and calls to the fire brigade).

•	Prior notification to the Minister of the MIC is required for Designated Telecommunications Services (i.e., services provided through Category I Designated Telecommunications Facilities and which meet the criteria provided by the ministerial ordinance of the MIC as the services for which the guarantee of the terms and conditions and charges are necessary for the protection of users, such as the basic fee). “Category I Designated Telecommunications Facilities” are facilities which meet the criteria specified by the ministerial ordinance of the MIC as being fixed telecommunications facilities used for the services which are offered to a substantial percentage of users in a given area, and which are currently only the facilities of NTT East and NTT West. Providing these telecommunications services in a manner other than that pursuant to the terms and conditions and charges notified to the Minister of the MIC is prohibited, unless the telecommunications carrier and the user agree otherwise, provided that the charges may be discounted or waived in emergency cases, for emergency calls for injured persons in a ship, and for use by a police agency, fire brigade, and broadcasting companies.

•	The Minister of the MIC at least once a year notifies the telecommunications carrier providing the Specific Designated Telecommunications Services specified by the ministerial ordinance of the MIC (i.e., Designated Telecommunications Services other than voice services, except for telephone and general digital services and data transmission services) the price cap regarding such services. The telecommunications carriers are required to obtain approval from the Minister of the MIC if a proposed change in charges exceeds the price cap.

Articles of Interconnection Agreements

•	Our business is unregulated, in general, as IIJ does not fall under either Category I Designated Telecommunications Facilities, described above, or Category II Designated Telecommunications Facilities described below.

•	Approval from the Minister of the MIC is required for Category I Designated Telecommunications Facilities.

•	Prior notification to the Minister of the MIC is required for Category II Designated Telecommunications Facilities (i.e., facilities which meet the criteria provided by the ministerial ordinance of the MIC as being mobile telecommunications facilities used for services which are offered to a substantial percentage of users in a given area, and which are currently NTT Docomo, Okinawa Cellular, and KDDI).

Telecommunications Facilities of Carriers

•	A telecommunications carrier that any of the following items applies to shall maintain its telecommunications facilities (except telecommunications facilities stipulated in the ministerial ordinance of the MIC as those having a minor influence on the users' benefit in the cases of damage or failure thereof) in compliance with the technical standards specified in the applicable ministerial ordinance of the MIC.

(1)	a telecommunications carrier that installs telecommunications circuit facilities

(2)	a telecommunications carrier that provides Universal Telecommunications Services

(3)	a telecommunications carrier (excluding those falling under 2 above) that both of the following items apply to and that is designated by the Minister of the MIC as a telecommunications carrier that shall maintain its telecommunications facilities properly (“Carrier without Circuit Facilities”):

•	having more than one million users at the end of the previous fiscal year; and

•	charging service fees as compensation for providing telecommunications services.

Such telecommunications carriers shall confirm themselves that said telecommunications facilities are in compliance with the technical standards specified in the applicable ministerial ordinance of the MIC.

•	Telecommunications carriers that install telecommunications circuit facilities, that provide Universal Telecommunications Services, or that are Carriers without Circuit Facilities shall establish their own administrative rules governing said telecommunications facilities in accordance with the ministerial ordinance of the MIC in order to ensure the reliable and stable provision of telecommunications services. These administrative rules shall provide the necessary rules with which said telecommunications carriers shall comply with respect to the policy, the structure and the method of the administration of the telecommunication facilities, and the appointment of the general administrator of the telecommunication facilities in accordance with the ministerial ordinance of the MIC. Telecommunications carriers that install telecommunications circuit facilities and telecommunications carriers that provide Universal Telecommunications Services shall submit such administrative rules to the Minister of the MIC prior to the commencement of operations, and Carriers without Circuit Facilities must submit them within three months after the date they are designated as Carriers without Circuit Facilities by the Minister of the MIC as above. When these telecommunications carriers amend their administrative rules, they shall submit a notification in respect of the amended matters to the Minister of the MIC without delay.

•	Although the regulations described above currently do not apply to us, there is a possibility that we will be designated as a Carrier without Circuit Facilities in the future depending on the increase of the number of users of our telecommunications services.

Protection of Users

•	Telecommunications carriers, as well as business operators that are entrusted by telecommunications carriers with acting as an intermediary in entering into contracts relating to telecommunications services, are required to explain, in accordance with the ministerial ordinance of the MIC, to users (except for users who are telecommunications carriers) an outline of charges and other terms and conditions of their services when entering into certain contracts with such users relating to telecommunications services as specified in the Telecommunications Business Law.

•	Telecommunications carriers shall, when the said contracts are validly established, prepare documents containing items as specified in the ministerial ordinance of the MIC and deliver such documents to the users. Telecommunications carriers may, by obtaining the approval of the users, provide the users with the said documents by electromagnetic means in lieu of the delivery of them, in accordance with the ministerial ordinance of the MIC.

•	Telecommunications carriers are required, when a user offers to cancel a contract relating to telecommunications services as specified under the Telecommunications Business Law, within a certain period after the receipt of the said cancellation document, to accept cancellation of the contract without demanding that the user pay any compensation, cancellation fees, or other similar fees (except for charges for the telecommunications services provided before the cancellation and other charges as specified in the ministerial ordinance of the MIC).

•	When telecommunications carriers entrust a business operator with acting as an intermediary in entering into contracts relating to telecommunications services and/or performing other business activities incidental thereto, telecommunications carriers shall exercise supervision and necessary measures over them in order to ensure the proper and secure execution of such entrusted business, in accordance with the ministerial ordinance of the MIC.

Order to Improve Business Activities

•	The Minister of the MIC may, if it is deemed that certain business activities of a telecommunications carrier fall under inappropriate cases set forth in the Telecommunications Business Law, insofar as it is necessary to ensure the users’ benefit or the public interest, order the telecommunications carrier to take actions to improve operations methods or other measures.

Right of Way Privilege for Authorized Carriers

•	A telecommunications carrier which is engaged, or intends to engage, in the telecommunications business by installing telecommunications circuit facilities and which wishes to have the privileged use of land or other public utilities for circuit facilities deployment, must obtain authorization for the entire or a part of the relevant telecommunications business from the Minister of the MIC.

Merger, Business Transfer, or Divestiture of Carriers

•	Post facto notification to the Minister of the MIC without delay is required.

Business Suspension, Abolition, or Dissolution of Carriers

•	Post facto notification to the Minister of the MIC without delay is required. Prior announcement of withdrawals to service users is required in accordance with ministerial ordinances of the MIC.

Foreign Capital Participation

•	Prior notification is required under the Foreign Exchange and Foreign Trade Law for the acquisition of shares of telecommunications carriers to which registration for start-up services is applicable. This is not applicable to purchasers of ADSs. The one-third foreign ownership restriction is applicable only to NTT East and NTT West.

C.	Organizational Structure

The information required by this item is included in “Our Group Companies” above.

D.	Property, Plant and Equipment

Property and equipment recorded on our consolidated balance sheet as of March 31, 2016 and March 31, 2017 consisted of the following:

	As of March 31
	2016	2017
	(millions of yen)
Data communications equipment	¥14,356	¥15,014
Office and other equipment	2,065	2,875
Land	538	538
Buildings	1,663	1,663
Leasehold improvements	3,904	4,062
Capitalized software	28,815	33,336
Assets under capital leases, primarily data communications equipment	28,329	32,854
Total	79,670	90,342

Less accumulated depreciation and amortization	(45,346)	(50,567)
Property and equipment-net	¥34,324	¥39,775

Our fixed assets consist mainly of (i) data communications equipment necessary to offer services on our network, such as routers, servers, and other network equipment, which are mainly acquired under capital leases and (ii) software, such as that for back-office systems, virtualization software and others for cloud computing services, FX service application software, and others. Most of our property and equipment are located in Japan. The above-mentioned property and equipment consists of many relatively small assets and, as of March 31, 2017, we did not own any major land, buildings, or facilities such as factories except for the properties related to the container-based module type data center in Matsue. The container-based module type data center in Matsue is directly owned and operated by us. Other than the above assets recorded on our consolidated balance sheet, we use operating leased assets such as backbone lines, local access line, office premises, and network operation centers. There are no known environmental issues that may affect our utilization of our property and equipment.

Please also see “Network” above and Note 7 “Property and Equipment” and Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

You should read the following discussion of our financial condition and results of operations together with Item 3.A. of this annual report on Form 20-F and our consolidated financial statements and the notes to those financial statements beginning on page F-1 of this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors including but not limited to those in Item 3.D. of this annual report on Form 20-F.

Overview

The Group is a provider of a comprehensive range of network services and systems integration mainly in Japan. IIJ was founded in December 1992 and began offering Internet connectivity services commercially in July 1993. IIJ was one of the first commercial ISPs in Japan and has expanded the Group business to outsourcing services, WAN services, and systems integration along with the expansion of usage of Internet by customers.

Our primary sources of revenue are Internet connectivity services, outsourcing services, WAN services, systems integration, equipment sales, and the ATM operation business. Internet connectivity services consist of Internet connectivity services for enterprise and Internet connectivity services for consumers. For WAN services, which are mainly provided by IIJ-Global, we offer closed network services using connectivity such as Ethernet, IP-VPN, and dedicated lines. For outsourcing services, we provide services such as network security services, mail and web server hosting services, managed router services, Internet data center services, and cloud computing services such as IIJ GIO/Hosting Package. For systems integration, we provide systems construction such as consulting, project planning, systems design, and development of network systems to meet each of our customers’ requirements and systems operation and maintenance. IIJ GIO/Component is provided as a part of systems operation and maintenance. For equipment sales, we sell equipment as part of our provision of total network solutions.

We entered into the ATM operation business through our subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and its network systems to provide ATM service and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2017, 1,066 ATMs were placed in places such as Japanese pachinko parlors.

Currently, we have two business segments: the network services and systems integration business, and the ATM operation business. Our network services and systems integration business is comprised of Internet connectivity services, WAN services, outsourcing services, systems integration, and equipment sales.

For the fiscal year ended March 31, 2017, net revenues of network services and systems integration business and ATM operation business before elimination of intersegment revenues were ¥154.1 billion and ¥4.1 billion, respectively. Our consolidated net revenue for the fiscal year ended March 31, 2017 was ¥157.8 billion.

Most of our revenues are from customers operating in Japan.

We refer to our subsidiaries and equity method investees as our group companies, and we have invested heavily in and exercise significant influence over these companies. For the fiscal year ended March 31, 2017, we consolidated all of our 17 subsidiaries. In addition, we had eight equity method investees. For descriptions and the history of our group companies, see “Our Group Companies” in Item 4.B.

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

	Fiscal year ended March 31,
	2015		2016		2017
	(millions of yen except for percentage data)
REVENUES:
Network services:
Internet connectivity services (enterprise)	¥16,350	13.3%	¥17,597	12.5%	¥22,634	14.3%
Internet connectivity services (consumer)	8,222	6.7	15,256	10.9	21,735	13.8
WAN services	24,326	19.8	25,177	17.9	26,460	16.8
Outsourcing services	20,108	16.3	21,266	15.1	22,167	14.0
Total	69,006	56.1	79,296	56.4	92,996	58.9
Systems integration:
Systems construction	20,437	16.6	21,145	15.0	22,626	14.3
Systems operation and maintenance	27,800	22.6	33,043	23.5	35,123	22.3
Total	48,237	39.2	54,188	38.5	57,749	36.6
Equipment sales	2,167	1.7	3,275	2.3	2,994	1.9
ATM operation business	3,640	3.0	3,889	2.8	4,050	2.6
Total revenues	123,050	100.0	140,648	100.0	157,789	100.0

COSTS AND EXPENSES:
Cost of network services:
Backbone cost	3,741	3.0	3,636	2.6	3,414	2.2
Local access line cost	21,860	17.8	22,913	16.3	24,625	15.6
Other connectivity cost	431	0.3	454	0.3	482	0.3
Depreciation and amortization	3,929	3.2	4,458	3.2	5,048	3.2
Other	24,971	20.3	32,778	23.3	42,818	27.1
Total cost of network services	54,932	44.6	64,239	45.7	76,387	48.4
Cost of systems integration:
Cost of equipment sales related to systems integration	9,240	7.5	7,919	5.6	7,902	5.0
Other	32,322	26.3	38,307	27.3	43,090	27.3
Total cost of systems integration	41,562	33.8	46,226	32.9	50,992	32.3
Cost of equipment sales	1,932	1.6	2,969	2.1	2,735	1.7
Cost of ATM operation business	2,552	2.1	2,559	1.8	2,428	1.5
Total costs	100,978	82.1	115,993	82.5	132,542	84.0
Sales and marketing	9,188	7.5	10,589	7.5	11,432	7.2
General and administrative	7,368	6.0	7,471	5.3	8,215	5.2
Research and development	441	0.3	455	0.3	466	0.3
Total costs and expenses	117,975	95.9	134,508	95.6	152,655	96.7
OPERATING INCOME	5,075	4.1	6,140	4.4	5,134	3.3
OTHER INCOME (EXPENSES):
Dividend income	63	0.1	93	0.0	118	0.1
Interest income	23	0.0	28	0.0	35	0.0
Interest expense	(238)	(0.2)	(241)	(0.0)	(304)	(0.2)
Foreign exchange (loss), net	(5)	(0.0)	(71)	(0.0)	(45)	(0.0)
Net gain on sales of other investments	41	0.0	24	0.0	217	0.1
Loss on sales of an investment in equity method investee	-	-	-	-	(12)	(0.0)
Impairment of other investments	(29)	(0.0)	(15)	(0.0)	(31)	(0.0)
Other—net	209	0.2	235	0.0	315	0.2
Other income — net	64	0.1	53	0.0	293	0.2
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	5,139	4.2%	6,193	4.4%	5,427	3.4%

	Fiscal year ended March 31,
	2015		2016		2017
	(millions of yen except for percentage data)

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	5,139	4.2	6,193	4.4	5,427	3.4
INCOME TAX EXPENSE	1,897	1.5	2,183	1.5	2,225	1.4
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	155	0.1	180	0.1	130	0.1
NET INCOME	3,397	2.8	4,190	3.0	3,332	2.1
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(75)	(0.1)	(152)	(0.1)	(165)	(0.1)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥3,322	2.7%	¥4,038	2.9%	¥3,167	2.0%

The Fiscal Year Ended March 31, 2017 Compared to the Fiscal Year Ended March 31, 2016

Total Revenues

For the fiscal year ended March 31, 2017, our total revenues were ¥157.8 billion, an increase of 12.2% compared to ¥140.6 billion for the previous fiscal year, mainly due to the increase in mobile services which are recognized as Internet connectivity services for enterprise and consumers revenues and the increase in system integration revenues.

Network Services Revenues

For the fiscal year ended March 31, 2017, revenues from network services, which comprise our Internet connectivity services for enterprises, Internet connectivity services for consumers, WAN services and outsourcing services, increased by 17.3% to ¥93.0 billion from ¥79.3 billion for the previous fiscal year.

Internet Connectivity Services for Enterprise. Revenues for Internet connectivity services for enterprise depend on customers’ bandwidth usage, the number of contracts, and pricing for connectivity services. For the fiscal year ended March 31, 2017, revenues increased by 28.6% to ¥22.6 billion from ¥17.6 billion for the previous fiscal year. For the fiscal year ended March 31, 2017, IP connectivity service revenue increased by 1.0% to ¥9.8 billion from ¥9.7 billion for the previous fiscal year. For the fiscal year ended March 31, 2017, mobile services for enterprise revenue increased by 109.5% to ¥9.6 billion from ¥4.6 billion for the previous fiscal year. The increase was mainly due to the increase in mobile-related services revenues along with an expansion of MVNE business clients’ business transactions. We expect MVNE solution services to contribute to the continued growth of mobile services revenues along with rapid MVNO market expansion.

Internet Connectivity Services for Consumers. Revenues for Internet connectivity services for consumers depend on the number of service contracts and pricing. For the fiscal year ended March 31, 2017, revenues increased by 42.5% to ¥21.7 billion from ¥15.3 billion for the previous fiscal year. For the fiscal year ended March 31, 2017, the revenues from hi-ho brand services decreased by 17.2% from the previous fiscal year, while the revenues from IIJ brand services increased by 54.4% from the previous fiscal year. The increase in IIJ brand services was mainly due to the increase in mobile services for consumers revenues, in which we offer inexpensive data communication and voice services through SIM cards. The increase in revenues from our mobile services for consumers covered the decrease in revenues from our network service by hi-ho. Subscriptions to our mobile services for consumers were 951 thousand as of March 31, 2017 compared to 747 thousand for the previous fiscal year end. For the fiscal year ending March 31, 2018, we anticipate mobile services for consumers to continue to grow and contribute to our revenue growth.

WAN Services. The WAN services that we offer are closed network services using connectivity such as Ethernet, IP-VPN and dedicated access lines, and are mainly provided by IIJ-Global and IIJ. Revenues for WAN services depend on the number of contracted lines for WAN services and the customers’ bandwidth usage. For the fiscal year ended March 31, 2017, revenues from WAN services increased by 5.1% to ¥26.5 billion from ¥25.2 billion for the previous fiscal year as we continued to accumulate orders from enterprise customers. For the fiscal year ending March 31, 2018, we expect WAN services revenue to grow as we continue to accumulate orders from enterprise customers.

Outsourcing Services. For outsourcing services, we are currently offering security-related, network-related, server-related, and data center-related outsourcing services, as well as public cloud services. Examples of our outsourcing services include, among others, firewall services, email-related services including a sandbox function, web hosting services, Distributed Denial of Service (“DDoS”) attack protection services, Internet-VPN services and router rental services, which are provided mainly to our Internet connectivity customers. Our revenues depend on our ability to cross-sell our existing outsourcing services, add new features to existing outsourcing services and introduce new services. For the fiscal year ended March 31, 2017, our outsourcing services revenues increased by 4.2% to ¥22.2 billion from ¥21.3 billion for the previous fiscal year. The increase was mainly due to an increase in security-related services revenues. We anticipate that outsourcing services revenues should continue to grow mainly due to increasing demands for security-related services by corporate customers.

Systems Integration Revenues

Generally speaking, while Japanese customers, especially blue-chip companies, use ready-made network services to build their network systems, they also require customization to meet their individual needs. To meet such needs, we believe that it is important as a total network solution provider to provide systems construction together with network services. Therefore, we have been focusing on providing systems construction to our corporate customers. Systems construction is mainly IP-related network construction such as VPN networks and IP-based server system construction such as web server and email server systems. Systems construction can be significantly affected by prevailing economic conditions, as corporations usually reduce their ICT-related investments during economic down times unless such investments are deemed critical.

For the fiscal year ended March 31, 2017, our revenues from systems integration, which include equipment sales related to systems integration, increased by 6.6% to ¥57.7 billion from ¥54.2 billion for the previous fiscal year. Systems construction revenue, a one-time revenue, increased by 7.0% compared to the previous fiscal year. The increase was mainly due to an increase in systems construction projects and the execution of several large-scale projects, including the exportation of a container data center module which generated approximately ¥1.2 billion in revenue. Systems operation and maintenance revenue, a recurring revenue, increased by 6.3% compared to the previous fiscal year. The increase was mainly due to an increase in private cloud services revenues and an increase in operation and maintenance revenues which had been shifted from systems construction projects. As of March 31, 2017, order backlog for systems construction and equipment sales was ¥7.2 billion, an increase of 18.1% compared to the previous fiscal year end. As of March 31, 2017, order backlog for systems operation and maintenance was ¥34.3 billion, an increase of 24.5% compared to the previous fiscal year end.

For the fiscal year ending March 31, 2018, systems construction revenues are expected to be at the same level as that of the fiscal year ended March 31, 2017 mainly due to the continued cloud migration of Japanese companies. Systems integration revenues can fluctuate significantly in accordance with the absence or addition of large orders. For systems operation and maintenance revenues, a recurring type revenue, we anticipate we can increase revenues compared to the fiscal year ended March 31, 2017 with the accumulation of contracts, including contracts for our cloud computing services, as well as some of our construction projects migrating to the operation and maintenance phases.

Equipment Sales Revenues

For equipment sales, we sell third-party equipment to meet the one-stop needs of our customers. For the fiscal year ended March 31, 2017, equipment sales revenues decreased by 8.6% to ¥3.0 billion from ¥3.3 billion for the previous fiscal year. Revenues decreased mainly due to fluctuations in sales of devices such as mobile devices.

ATM Operation Business Revenues

Trust Networks, our subsidiary which operates this business, receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. For the fiscal year ended March 31, 2017, ATM operation business revenues increased by 4.1% to ¥4.1 billion from ¥3.9 billion for the previous fiscal year. Revenues mainly increased in conjunction with an increase in daily transactions. For the fiscal year ending March 31, 2018, we do not expect the revenue to largely increase as we do not expect to place large number of additional ATM placements.

Total Cost of Revenues

For the fiscal year ended March 31, 2017, our total cost of revenues increased by 14.3% to ¥132.5 billion from ¥116.0 billion for the previous fiscal year.

Cost of Network Services. For the fiscal year ended March 31, 2017, cost of network services increased by 18.9% to ¥76.4 billion from ¥64.2 billion for the previous fiscal year. For the fiscal year ended March 31, 2017, the gross margin ratio for network services revenues, which is the ratio of (1) the amount obtained by subtracting the cost of network services from network services revenues to (2) network services revenues, decreased to 17.9% from 19.0% for the previous fiscal year. The decrease was mainly because of the overall increase in fixed-type costs, such as an increase in outsourcing-related costs with our mobile infrastructure enhancement associated with our mobile-related revenue increase, an increase in circuit-related costs associated with our WAN services revenue increase, and an increase in network operation-related costs.

Cost of Systems Integration. For the fiscal year ended March 31, 2017, cost of systems integration increased by 10.3% to ¥51.0 billion from ¥46.2 billion for the previous fiscal year. For the fiscal year ended March 31, 2017, the gross margin ratio for systems integration, which is the ratio of (1) the amount obtained by subtracting the cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, decreased to 11.7% from 14.7% for the previous fiscal year. The decrease was mainly due to profit deterioration resulting from low productivity of systems engineers and the delay in offering some functions of our ASP-type foreign exchange systems which led to the delay in revenue recognition while cost was recognized.

Cost of Equipment Sales. For the fiscal year ended March 31, 2017, cost of equipment sales decreased by 7.9% to ¥2.7 billion from ¥3.0 billion for the previous fiscal year. The decrease was primarily due to the decrease in equipment sales revenues. For the fiscal year ended March 31, 2017, the gross margin ratio for equipment sales, which is the ratio of (1) the amount obtained by subtracting the cost of equipment sales from equipment sales revenues to (2) equipment sales revenues, decreased to 8.7% from 9.4% for the previous fiscal year.

Cost of the ATM Operation Business. For the fiscal year ended March 31, 2017, cost of the ATM operation business was ¥2.4 billion compared to ¥2.6 billion for the previous fiscal year. For the fiscal year ended March 31, 2017, the gross margin was ¥1.6 billion compared to ¥1.3 billion for the previous fiscal year. For the fiscal year ended March 31, 2017, the gross margin ratio for ATM operation business revenues, which is the ratio of (1) the amount obtained by subtracting the cost of ATM operation business from the ATM operation business revenues to (2) ATM operation business revenues, increased to 40.1% from 34.2% for the previous fiscal year mainly due to the improvement of per ATM utilization. As of March 31, 2017, 1,066 ATMs were placed.

Total Costs and Expenses

For the fiscal year ended March 31, 2017, total costs and expenses, which includes total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased by 13.5% to ¥152.7 billion from ¥134.5 billion for the previous fiscal year.

Sales and Marketing. For the fiscal year ended March 31, 2017, sales and marketing expenses increased by 8.0% to ¥11.4 billion from ¥10.6 billion for the previous fiscal year. The increase was mainly due to increases in sales commission expenses of mobile-related services and advertising expenses.

General and Administrative. For the fiscal year ended March 31, 2017, general and administrative expenses increased by 10.0% to ¥8.2 billion from ¥7.5 billion for the previous fiscal year. The increase was mainly due to the increase in office rent expenses, commission expenses, and taxes and public dues.

Research and Development. For the fiscal year ended March 31, 2017, research and development expenses increased by 2.4% to ¥0.5 billion from ¥0.5 billion for the previous fiscal year.

Operating Income

As a result of the foregoing factors, operating income for the fiscal year ended March 31, 2017 decreased by 16.4% to ¥5.1 billion from ¥6.1 billion for the previous fiscal year.

Other Income (Expenses)-Net

For the fiscal year ended March 31, 2017, we recorded other income-net of ¥293 million compared to other income-net of ¥53 million for the previous fiscal year.

Dividend Income. For the fiscal year ended March 31, 2017, dividend income was ¥118 million compared to ¥93 million for the previous fiscal year.

Interest Income. For the fiscal year ended March 31, 2017, interest income was ¥35 million compared to ¥28 million for the previous fiscal year.

Interest Expense. For the fiscal year ended March 31, 2017, interest expense, comprising interest expense related to borrowings and capital lease obligations, amounted to ¥304 million compared to ¥241 million for the previous fiscal year.

Foreign Exchange (Loss) -Net. For the fiscal year ended March 31, 2017, net foreign exchange loss amounted to ¥45 million compared to the loss of ¥71 million for the previous fiscal year. Foreign exchange loss was mainly the result of the Japanese yen becoming stronger against foreign currencies, including the U.S. dollar and the British pound in the fiscal year ended March 31, 2017.

Net Gain on Sales of Other Investments. For the fiscal year ended March 31, 2017, we recorded a net gain on sales of other investments of ¥217 million compared to the net gain of ¥24 million for the previous fiscal year.

Loss on sales of an investment in equity method investee. For the fiscal year ended March 31, 2017, we recorded loss on sales of an investment in equity method investee of ¥12 million as a result of selling all of our ownership interest in e-CORPORATION.

Impairment of Other Investments. For the fiscal year ended March 31, 2017, we recorded an impairment loss on other investments of ¥31 million compared to the loss of ¥15 million for the previous fiscal year.

Other-Net. For the fiscal years ended March 31, 2016 and 2017, we recorded other income of ¥235 million and ¥315 million, respectively.

Income from Operations before Income Tax Expense and Equity in Net Income of Equity Method Investees

For the fiscal year ended March 31, 2017, we recorded income from operations before income tax expense and equity in net income of equity method investees of ¥5.4 billion compared to ¥6.2 billion for the previous fiscal year. The decrease primarily reflects the decrease in operating income.

Income Tax Expense

For the fiscal year ended March 31, 2017, we recorded income tax expense of ¥2.2 billion compared to income tax expense of ¥2.2 billion for the previous fiscal year.

Equity in Net Income of Equity Method Investees

For the fiscal year ended March 31, 2017, equity in net income of equity method investees was ¥130 million compared to ¥180 million for the previous fiscal year. The decrease was mainly due to a decrease in our share of net income related to Multifeed.

Net income attributable to noncontrolling interests

For the fiscal year ended March 31, 2017, net income attributable to noncontrolling interests was ¥165 million compared to ¥152 million for the previous fiscal year. The increase was mainly due to net income of Trust Networks Inc.

Net income attributable to IIJ

For the fiscal year ended March 31, 2017, net income attributable to IIJ was ¥3.2 billion, compared to ¥4.0 billion for the previous fiscal year. The decrease primarily reflects the decrease in operating income.

The Fiscal Year Ended March 31, 2016 Compared to the Fiscal Year Ended March 31, 2015

Total revenues

Our total revenues were ¥140.6 billion for the fiscal year ended March 31, 2016, an increase of 14.3% compared to ¥123.1 billion for the previous fiscal year mainly due to the increase in the revenue for mobile services for consumers and the increase in system integration revenues.

Network Services Revenues

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

Equipment Sales Revenue.

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

ATM Operation Business Revenues

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

Cost of the ATM Operation Business. Cost of the ATM operation business was ¥2.6 billion for the fiscal year ended March 31, 2016 compared to ¥2.6 billion for the previous fiscal year. The gross margin was ¥1.3 billion for the fiscal year ended March 31, 2016 compared to ¥1.1 billion for the previous fiscal year. The gross margin ratio for the ATM operation business revenues, which is the ratio of (1) the amount obtained by subtracting the cost of the ATM operation business from the ATM operation business revenues to (2) the ATM operation business revenues, increased to 34.2% for the fiscal year ended March 31, 2016 from 29.9% for the previous fiscal year. The cost of the ATM operation business slightly increased as we increased the number of serviced ATMs. As of March 31, 2016, 1,087 ATMs were placed.

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

Other Income (Expense ) - Net

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

Equity in Net Income of Equity Method Investees

Equity in net income of equity method investees was ¥180 million for the fiscal year ended March 31, 2016 compared to ¥155 million for the previous fiscal year, mainly due to the income of Multifeed.

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

The following table presents net revenues and operating income for the fiscal years ended March 31, 2015, 2016 and 2017, respectively, by segment.

Business Segment Summary:

	Fiscal year ended March 31,
	2015	2016	2017
	(millions of yen)
Revenues:
Network services and systems integration business	¥119,819	¥137,142	¥154,126
ATM operation business	3,640	3,889	4,050
Elimination	(409)	(383)	(387)
Total	123,050	140,648	157,789
Operating income:
Network services and systems integration business	4,335	5,128	3,854
ATM operation business	886	1,149	1,437
Elimination	(146)	(137)	(157)
Total	¥5,075	¥6,140	¥5,134

The Fiscal Year Ended March 31, 2017 Compared to the Fiscal Year Ended March 31, 2016

Network services and Systems Integration Business Segment

Net revenues from our network services and systems integration business segment, before elimination of intersegment revenues, increased by 12.4% to ¥154.1 billion for the fiscal year ended March 31, 2017 compared to ¥137.1 billion for the previous fiscal year. The increase in revenues was mainly due to the increase in mobile-related services both for enterprise and consumers, WAN services, systems integration and outsourcing services. Operating costs and expenses of our network services and systems integration business for the fiscal year ended March 31, 2017 increased by 13.9% to ¥150.3 billion compared to ¥132.0 billion for the previous fiscal year, mainly due to the increases in costs of network services and systems integration, and SG&A expenses. As a result, operating income of our network services and systems integration business for the fiscal year ended March 31, 2017 decreased to ¥3.9 billion compared to ¥5.1 billion for the previous fiscal year.

ATM Operation Business Segment

Net revenues from our ATM operation business segment, before elimination of intersegment revenues, increased by 4.1% to ¥4.1 billion for the fiscal year ended March 31, 2017 compared to ¥3.9 billion for the previous fiscal year. Operating costs and expense of our ATM operation business for the fiscal year ended March 31, 2017 were ¥2.6 billion compared to ¥2.7 billion for the previous fiscal year. As a result, operating income of our ATM operation business for the fiscal year ended March 31, 2017 was ¥1.4 billion compared to operating income of ¥1.1 billion for the previous fiscal year.

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

Application of Critical Accounting Policies

In reviewing our consolidated financial statements (“financial statements”), you should consider the sensitivity of our reported financial condition and results of operations to changes in the conditions and assumptions underlying the estimates and judgments made by our management in applying critical accounting policies.

The preparation of the financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results may differ from these estimates, judgments and assumptions. Note 1 to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our financial statements. Certain accounting policies are particularly critical because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by our management in preparing our financial statements.

We have discussed the development and selection of critical accounting policies and estimates with our Disclosure Committee, and the Disclosure Committee has reviewed the disclosure relating to these, which are included in this “Operating and Financial Review and Prospects.” For all of these policies, we caution that future events rarely develop exactly as forecasted, and even the best estimates may require adjustment.

Revenue recognition

Network service revenues consist of Internet connectivity services, WAN services and outsourcing services.

Revenues from Internet connectivity services consist of Internet connectivity services for enterprise and Internet connectivity for consumers. Internet connectivity services for enterprise represent dedicated Internet access type services, such as IP services and Data Center Connectivity services, broadband Internet connectivity services that use fiber optic and ADSL access, such as IIJ FiberAccess/F Service and IIJ DSL/F Service and wireless broadband Internet connectivity services, such as IIJ Mobile Service. Internet connectivity services for consumers are provided under IIJ brands such as IIJmio, hi-ho brand and others, and consist of dial-up services, optical based or ADSL based broadband services and wireless broadband internet connectivity services. WAN services are closed network services for enterprise customers which mainly use dedicated lines. Outsourcing service revenues consist principally of sales of various Internet access-related services such as security-related services, network related services, server related services, data center related services, cloud computing services and others. The term of these contracts is generally one month or one year. All of these services revenues are billed and recognized monthly on a straight-line basis. Initial setup fees received in connection with network services revenues are deferred and recognized over the estimated average period of the subscription for each service.

System integration revenue involves one or more of the following deliverables:

•	System construction services―include all or some of the following elements depending on arrangements to meet each of our customer's requirements: consulting, project planning, system design, and development of network systems. These services also include the installation of software as well as configuration and installation of hardware.
•	Software―we resell third-party software such as Oracle and Windows to our customers, which are installed by us during the system development process.

•	Hardware―we also resell third-party hardware, primarily servers, switches and routers, which we install during the system development process. The hardware is generic hardware that is often sold by third-party manufacturers and resellers.
•	Monitoring and operating service―we monitor our customer's network activity and internet connectivity to detect and report problems. We also provide constant data backup services.
•	Hardware and software maintenance service―we repair or replace any malfunctioning parts of hardware. We examine software faults and provide suitable solutions to customers.

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

For multiple-element arrangements that include system construction services, hardware, software essential to the hardware product’s functionality and undelivered non-software services (e.g., monitoring and operating services), the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of the selling price (“TPE”) and (iii) best estimate of the selling price (“ESP”). The allocation of revenue is based mainly on the Company’s ESPs except for certain undelivered non-software services for which VSOE has been established. The Company’s process for determining its ESP for deliverables includes various factors that may vary depending on the circumstances and specific characteristics related to each deliverable. In developing the ESP, the Company considers customer demand, the existence and effect of competitors, general profit margin realized in the marketplace, volume of the transactions, the Company’s internal costs of providing the deliverables, the profit objectives including targeted and historical margins realized on similar sales to similar customers and the historical pricing practices.

The method used to account for each unit and the period over which each unit of accounting is recognized are as follows:

•	Revenue allocated to system construction services is accounted for using contract accounting. System construction service revenues, which are generally completed within three months, are recognized based on the completed-contract method in compliance with Accounting Standards Codification (“ASC”) 605-35-25-92 because the Company is unable to bill customers and the title to the constructed network system is not transferred to the customers unless they are satisfied with and accept the completed systems.
•	Revenue related to the hardware and software essential to the hardware product’s functionality is not recognized until the customer acceptance is received because title to the hardware and software do not transfer to our customers until formal acceptance is received.
•	Revenue related to undelivered non-software services (monitoring, operating and hardware maintenance services) is recognized on a straight-line basis over the contract period.

The Company also enters into multiple-element arrangements for system integration services that include software not essential to the hardware product’s functionality and software-related services and account for them in accordance with ASC 985-605, “Software-Revenue Recognition.” The Company has been able to establish VSOE of fair value of the software-related services based on separate renewal contracts of the services that are consistently priced within a narrow range. The Company allocates revenue to such services based on VSOE and recognizes the revenues on a straight-line basis over the contract period. The Company allocates the residual amount to the software.

Equipment sales revenues are recognized when equipment is delivered and accepted by the customer.

The Company evaluates whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned in reporting system construction services and equipment sales, depending on whether the Company functions as the principal or agent.

The ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. The ATM commission collected from each withdrawal is aggregated every month and recognized as ATM operation revenues.

Revenue is recognized net of consumption tax collected from customers and subsequently remitted to governmental authorities.

Useful lives of property and equipment

Property and equipment, net recorded on our balance sheet was ¥39.8 billion at March 31, 2017, representing 28.9% of our total assets. Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including capitalized software and capital leases, are computed principally using the straight-line method based on either the estimated useful lives of the assets or the lease period, whichever is shorter. Our depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥9.3 billion, ¥9.5 billion and ¥10.5 billion, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes at March 31, 2017, were as follows:

Item	Range of useful lives
Data communications, office and other equipment	2 to 20 years
Buildings	20 years
Leasehold improvements	4 to 20 years
Capitalized software	5 to 7 years
Capital leases	4 to 6 years

If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2015, 2016, and 2017 were ¥101 million, ¥66 million and ¥171 million, respectively.

A one-year change in the useful life of these assets would have increased or decreased depreciation expense by approximately ¥5.6 billion and ¥3.5 billion, respectively.

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

No impairment of goodwill was recognized during the years ended March 31, 2015, 2016 and 2017.

The Company recorded ¥11 million and ¥81 million of loss on impairment of the trademark right related to hi-ho in “General and administrative” expenses in the Company’s consolidated statement of income for the year ended March 31, 2016 and 2017, respectively. Because of the recent decrease in revenues of hi-ho, the Company recognized that the trademark might be impaired. The carrying value of the trademark exceeded its fair value and the impairment loss was recognized in an amount equal to the excess of the carrying amount of the trademark over the fair value of the trademark. The fair value of the trademark was calculated using the relief-from-royalty method. The amount of loss was included in the network service and system integration business segment.

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

Allowance for doubtful accounts and uncollectible contractual prepayments

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. As of March 31, 2016 and 2017, we maintained allowances for doubtful accounts of ¥152 million and ¥185 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. As of March 31, 2017, we had tax operating loss carryforwards not subject to consolidation tax filing of ¥2,136 million. The tax operating loss carryforwards are available to offset future taxable income and will expire as shown in Note 12 of our consolidated financial statements. The net operating loss carryforwards in the United States of America will expire in the period ending from December 31, 2020 to 2035. With the exception of ¥269,181 with no expiration period, the net operating loss carryforwards in other countries will expire in the period ending from December 31, 2017 to 2021. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if there are changes in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years, a release of or an increase in valuation allowance against deferred tax assets related to tax operating loss carryforwards and other temporary differences would result in the decrease or increase in deferred tax expense.

Valuation of investments

We have investments in securities, and the valuation of such investments and funds requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As of March 31, 2017, we had available-for-sale securities of ¥5.8 billion and cost method investments of ¥2.1 billion.

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

Non-marketable equity securities are carried at cost as the fair value is not readily determinable. When we evaluate whether non-marketable equity securities are impaired or not, we evaluate first whether an event or change in circumstances has occurred in the period that may have significant adverse effect on the fair value of the securities (an impairment indicator). We use such impairment indicators as follows:

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

We estimate the fair value of the non-marketable equity securities when an impairment indicator is present. The fair value is determined as a result of considering various unobservable inputs which are available to us, including expectation of future income of the investees, net asset value of the investees, and material unrealized losses to be considered in the assets and liabilities held by the investees. We recognize impairment of non-marketable equity securities when the fair value is below the carrying amount and the decline in fair value is considered to be other-than-temporary.

Our unrealized loss on investments in marketable equity securities as of March 31, 2017 relates to Japanese companies (two issuers) in the financial and air transportation industries. The fair value of each investment is between 0.6% and 9.8% less than its cost. The duration of the unrealized loss position was primarily less than 17 months. We evaluated the near-term prospects of the issuer and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and our ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of fair value, we do not consider the investments to be other-than-temporarily impaired as of March 31, 2017.

Impairment of investments in certain marketable equity securities and nonmarketable equity securities, including funds, included in “Other income (expenses)” in our consolidated statements of income, were recognized to reflect the decline in value considered to be other-than-temporary. We recognized an impairment loss of ¥4 million on marketable equity securities and ¥11 million on nonmarketable equity securities for the year ended March 31, 2016, and ¥31 million on marketable equity securities for the year ended March 31, 2017.

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

We used a discount rate of 0.9% for the projected benefit obligation as of March 31, 2017. The discount rate was determined by using the market yield of high-quality fixed income securities reflecting the estimated timing of benefit payments.

We used an expected long-term rate of return on pension plan assets of 2.9% as of March 31, 2017. To determine the expected long-term rate of return on pension plan assets, we consider a combination of historical returns and prospective return assumptions derived from the pension trust funds’ managing company. The actual return on the pension plan assets for the year ended March 31, 2017 was 3.2%.

The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plan as of March 31, 2017.

Change in Assumption	Pre-Tax PBO	Pension Expense	Equity (Net of Tax)
(millions of yen)
50 basis point increase/decrease in discount rate	(493)/543	(40)/62	27/(43)
50 basis point increase/decrease in expected return on assets	–	(18)/18	–/(12)

Stock Based Compensation

The Company measures and records the compensation cost from stock compensation-type stock options based on the fair value. The fair value of the stock option is measured on the date of grant using the Black-Scholes option-pricing model, and amortized over the requisite service period. The compensation cost is mainly included in “General and administrative” expense.

New Accounting Guidance

Accounting Guidance Issued But Not Adopted as of March 31, 2017

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. This guidance also requires an entity to improve disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

ASU 2015-14, "Revenue from Contracts with Customers: Deferral of the Effective Date," which was issued in August 2015, revised the effective date for this ASU to annual and interim periods beginning after December 15, 2017, with early adoption permitted, but not earlier than the original effective date of annual and interim periods beginning after December 15, 2016, for public entities.

The guidance permits two methods of adoption. The Company currently plans to adopt the standard using the modified retrospective method.” Under that method, the Company will apply the rules to all contracts existing as of April 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previous accounting standards.

The Company expects revenue recognition for its broad portfolio of hardware, software and services offering to remain largely unchanged. However, the guidance is expected to change the allocation of contract revenues between various services and equipment and the timing of revenue recognition in certain areas. The Company has preliminary evaluated that these impacts are not expected to be material.

Although the Company expenses sales commissions as incurred, the requirements in the new standard to capitalize certain in-scope sales commissions will not result in a significant change to the Company’s results. However, the requirement to defer such incremental contract acquisition costs and recognize them over the contract period or expected customer life will result in the recognition of a deferred charge on the Company’s balance sheets.

The Company continues to assess all potential impacts of the guidance and preliminary conclusions are subject to change.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which applies to inventory that is measured using the first-in, first-out method (“FIFO”) or average cost methods. Under the updated guidance, an entity should measure inventory within the scope of the guidance at the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using the last-in, first-out method (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of adopting this guidance.

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

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments," which addresses the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows with respect to eight specific cash flow issues. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

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

Capital Expenditures. Most of our capital expenditures relate primarily to the development, expansion and maintenance of our network and service infrastructures, our internal back-office systems, and software development. The investments are mostly for routers, servers, network equipment, container-type data centers, other facilities necessary to offer services on our network and software. The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three fiscal years. Capital expenditures for the fiscal year ended March 31, 2017 were larger than the fiscal years ended March 31, 2015 and 2016, mainly because there were increases in capital expenditures, including capitalized leases for facilities and equipment related to service developments, such as for security and mobile services, and back-office related capital expenditures in the fiscal year ended March 31, 2017 compared to the fiscal years ended March 31, 2015 and 2016.

	For the fiscal year ended March 31,
	2015	2016	2017
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥11,835	¥14,812	¥16,531

_________________

(1) Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.”

We expect that our capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2018 related to our network services and systems integration business will be greater than the amount for the fiscal year ended March 31, 2017. We plan to make capital expenditures for facilities and equipment for full-MVNO services which we plan to launch in the fourth quarter of the fiscal year ending March 31, 2018, cloud computing services and for network equipment and software which are related to the usual expansion and improvement of our existing network. In addition, we plan to make capital expenditures related to our ATM operation business which is expected to be a similar amount compared to the previous fiscal year along with the placement of new ATMs.

We recorded a loss on disposal of property and equipment of ¥101 million, ¥66 million and ¥171 million for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to our network. The leases for domestic and international backbone connectivity are generally non-cancelable for a minimum one-year lease period. We also lease our office premises, for which refundable lease deposits are capitalized as guarantee deposits, certain office equipment under non-cancelable operating leases, and its network operation centers under non-cancelable operating leases which expire on various dates through the year 2023. Lease expenses related to the backbone lines for the fiscal years ended March 31, 2015, 2016 and 2017, amounted to ¥3.7 billion, ¥3.6 billion and ¥3.4 billion, respectively. Lease expenses for local access lines, which are mainly attributable to Internet connectivity services and WAN services, for the fiscal years ended March 31, 2015, 2016 and 2017 amounted to ¥22.0 billion, ¥23.0 billion and ¥24.8 billion, respectively. Other lease expenses for the fiscal years ended March 31, 2015, 2016 and 2017, amounted to ¥7.0 billion, ¥6.9 billion and ¥7.1 billion, respectively.

We conduct our connectivity and other services, including cloud computing services by using data communications and other equipment leased under capital lease arrangements.

We sold ATM and data communications equipment procured from a third-party vendor, which amounted to ¥2.8 billion and ¥3.6 billion respectively, to the leasing company for the years ended March 31, 2016 and 2017 and concurrently entered into capital lease arrangements to lease the equipment back which resulted in total lease payments of ¥2.8 billion due by April 2022 and ¥3.6 billion due by March 2022, related to the lease contracts made in the year ended March 31, 2016 and 2017, respectively.

The fair value of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥28.3 billion and ¥18.7 billion as of March 31, 2016 and ¥32.9 billion and ¥19.7 billion as of March 31, 2017, respectively.

As of March 31, 2017, the future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

		Payments due by period
		(millions of yen)
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Connectivity lines operating leases	¥1,451	¥858	¥593	–	–
Other operating leases	7,406	3,286	3,785	¥179	¥156
Capital leases	15,705	5,044	7,523	3,130	8
Total minimum lease payments (1)	¥24,562	¥9,188	¥11,901	¥3,309	¥164

_________________

(1)	See Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

Payments of principal and interest on outstanding borrowings. We require cash for payments of interest and principal on our outstanding borrowings.

Short-term borrowings. As of March 31, 2017, our short-term borrowings consisting of bank overdrafts were ¥9.3 billion. The weighted-average interest rate of our short-term borrowings at March 31, 2017 was 0.400%. Our short-term borrowings as of March 31, 2017 stayed the same as the balance of March 31, 2016. Our unused balance under our bank overdraft agreements, uncommitted, was ¥10.8 billion in short-term borrowings as of March 31, 2017.

Long-term borrowings. As of March 31, 2017, we had ¥8.5 billion of outstanding long-term borrowings, all of which were non-current portions and which consisted of unsecured, fixed interest rate loans from banks of ¥8.5 billion with a weighted-average interest rate of 0.438%.

Annual maturities of long-term borrowings outstanding as of March 31, 2017 were as follows:

Fiscal year ending March 31	Millions of yen
2020	¥1,500
2021	1,830
2022	5,170
Total	¥8,500

Collateral for borrowings. Substantially all of our short-term and long-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the banks may require us to provide collateral or guarantees with respect to the borrowings. We did not provide banks with any collateral for outstanding loans as of March 31, 2016 and 2017. Our primary banking relationships are with Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, and Mitsubishi UFJ Trust and Banking Corporation. The banks are also shareholders and customers of ours.

Investments in current and former group companies. In the past, we have made substantial investments in current and former group companies. We may need to provide additional investment in our group companies to enhance or maintain our business synergy with our affiliated companies in the future. See Item 4.B., “Our Group Companies” for information on investment in equity method investees.

Working capital needs. Our principal working capital requirements are for payments for our domestic and international backbone, local access lines, mobile bandwidth, network equipment, software, and systems integration. We also require working capital requirements for personnel expenses, office rents and other operating expenses.

Capital Resources

We seek to manage our capital resources and liquidity to provide sufficient funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions, capital leases and issuances of equity securities. As of March 31, 2017, we had cash and cash equivalents of ¥22.0 billion.

Short-term and long-term borrowings. Short-term and long-term borrowings provide us with an important source for maintaining an adequate level of working capital, acquisition of fixed assets and investments. We plan to refinance our short-term borrowings or use the unused balance outstanding of ¥10.8 billion, uncommitted, as of March 31, 2017 under the bank overdraft agreement for maintaining adequate level of working capital, acquisition of fixed assets and investments. See — “Payments of principal and interest on outstanding borrowings” above.

Cash flows from operating activities. We generated ¥7.4 billion by operating activities for the year ended March 31, 2017. See — “Cash Flows” below.

Capital leases. Capital leases also provide us with an important source of financing. See Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

Cash Flows

We had cash and cash equivalents of ¥22.0 billion at March 31, 2017 compared to ¥19.6 billion at March 31, 2016.

The following table presents information about our cash flows during the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal year ended March 31,
	2015	2016	2017
	(millions of yen)
Net cash provided by operating activities	¥12,912	¥12,051	¥7,368
Net cash used in investing activities	(8,073)	(8,377)	(7,376)
Net cash provided by (used in) financing activities	(6,283)	(5,201)	2,492
Effect of exchange rate changes on cash and cash equivalents	117	2	(94)
Net increase (decrease) in cash and cash equivalents	(1,327)	(1,525)	2,390
Cash and cash equivalents at beginning of the year	22,421	21,094	19,569
Cash and cash equivalents at end of the year	¥21,094	¥19,569	¥21,959

The Fiscal Year Ended March 31, 2017 Compared to the Fiscal Year Ended March 31, 2016

Net cash provided by operating activities for the fiscal year ended March 31, 2017 was ¥7.4 billion, a decrease of ¥4.7 billion from ¥12.1 billion for the previous fiscal year. Net income for the fiscal year ended March 31, 2017 decreased by ¥0.9 billion from the previous fiscal year, and depreciation and amortization increased by ¥1.0 billion from the previous fiscal year, which is due to our recent years’ business investment enhancements. However, the net changes in operating assets and liabilities resulted in a negative impact of ¥4.6 billion compared to the previous fiscal year. The negative impact mainly included the following: an increase in accounts receivable of ¥2.2 billion; an increase in prepaid expenses of ¥1.8 billion related to the payment for systems integration projects and the payment of licensng fees along with revenue growth and service development, compared to the previous year.

Net cash used in investing activities for the fiscal year ended March 31, 2017 was ¥7.4 billion, a decrease of ¥1.0 billion from ¥8.4 billion for the previous fiscal year. The decrease mainly reflects the following factors: an increase in proceeds from sales of property and equipment of ¥0.5 billion; a decrease in payments for purchase of property and equipment of ¥0.3 billion; and a decrease in payments of guarantee deposits of ¥0.3 billion due to expansion of our office space in the previous year.

Net cash provided by financing activities for the fiscal year ended March 31, 2017 was ¥2.5 billion, an increase of ¥7.7 billion from net cash used in financing activities of ¥5.2 billion for the previous fiscal year. The change mainly resulted from an increase in proceeds from long-term borrowings of ¥8.5 billion, and an increase in proceeds from resulting from long-term accounts payable of ¥1.5 billion, offset by an increase in payments for purchase of treasury stock of ¥1.5 billion and an increase in principal payments under capital leases of ¥0.6 billion.

The Fiscal Year Ended March 31, 2016 Compared to the Fiscal Year Ended March 31, 2015

Net cash provided by operating activities for the fiscal year ended March 31, 2016 was ¥12.1 billion, a decrease of ¥0.8 billion from ¥12.9 billion for the previous fiscal year. Net income for the fiscal year ended March 31, 2016 increased by ¥0.8 billion from the previous fiscal year. Additionally, deferred income tax expense increased by ¥0.4 billion from the previous fiscal year which is due to a recognition of deferred tax asset for a tax loss carryforward by our consolidated subsidiary in the fiscal year ended March 31, 2014 and depreciation and amortization increased by ¥0.2 billion from the previous fiscal year which is due to our recent years’ business investment enhancement. However, the changes in operating assets and liabilities resulted in a temporary negative impact of ¥1.8 billion compared to the previous fiscal year despite the fact that income taxes payable and accounts payable increased and accounts receivable decreased. The temporary negative impact mainly includes the following: an increase in other assets in the fiscal year ended March 31, 2016 which is mainly due to an increase in prepaid expenses-noncurrent related to the payment of licensing fees along with revenue growth and service developments; an increase in inventories related to several large projects; a decrease in other current and noncurrent liabilities; and changes in accrued expenses associated with our head office relocation in the previous year.

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

Net cash used in financing activities for the fiscal year ended March 31, 2016 was ¥5.2 billion, a decrease of ¥1.1 billion from net cash used in financing activities of ¥6.3 billion for the previous fiscal year. The change resulted from an increase in proceeds from short-term borrowings by ¥1.5 billion, and an increase in repayments of borrowings by ¥0.5 billion.

Contingencies

We did not have any material contingent liabilities as of March 31, 2017.

C.	Research and Development, Patents and Licenses, etc.

See the information in Item 4.B., “Business Overview — Research and Development Strategy.”

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

Network services revenues

Network services revenues consist of our revenues from Internet connectivity services for enterprise, Internet connectivity services for consumers, WAN services and outsourcing services. Our network services revenues accounted for 56.1%, 56.4% and 58.9% of our total revenues for the fiscal years ended March 31, 2015, 2016, and 2017, respectively. As our Internet connectivity services for enterprise and WAN services customers are more likely to use our outsourcing services or systems integration along with their needs for comprehensive network expands, Internet connectivity services for enterprise and WAN services are important for the growth of our outsourcing services or systems integration business.

Internet connectivity services for enterprise

Our revenues from Internet connectivity services for enterprise accounted for 13.3%, 12.5% and 14.3% of our total revenues for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. Revenues from Internet connectivity services for enterprise basically depend on the size of our customer base, the average contracted bandwidth and the unit price of our services. The market for Internet connectivity services for enterprise generally follows the trends written below:

Increase in contracted bandwidth. Total contracted bandwidth for Internet connectivity services for enterprise customers increased to 2,773.3 Gbps as of March 31, 2017 from 2,315.9 Gbps for the previous fiscal year end. The number of IP service contracts for the bandwidth over 100 Mbps increased to 1,028 for the fiscal year ended March 31, 2017 from 899 for the previous fiscal year end. This increase is mainly due to an increase in customers' demand for broader bandwidth for their Internet connectivity. The total contracted bandwidth for Internet connectivity services for enterprise is calculated by adding the contracted bandwidth for each of the following services: IP services, IIJ data center connectivity services and broadband services. Although we do not expect revenue per contract to grow largely in the fiscal year ending March 31, 2018 due to continuing competition, we believe that customer demand for broader bandwidth should continue as the use of broadband by corporate customers expands. We also try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services to differentiate them from those of our competitors.

Increasing demand for mobile data communications services. Demand for our mobile data communications service for enterprise called IIJ Mobile Service, which is provided under an MVNO scheme, has increased since its introduction in January 2008. IIJ Mobile Service’s subscriptions increased to 857,903 as of March 31, 2017 from 431,030 for the previous fiscal year end. We target corporate customers who are security conscious and looking for data communication services with strong security features such as VPN access and private access. Demands related to M2M connectivity and IoT are expected to increase. To capture the demand, we have developed related service line-ups.

Increasing demands for MVNE transaction. We started “IIJ Mobile MVNO Platform Services” under which we operate as MVNE by providing our MVNO service platform to corporate customers so that they can incorporate MVNO services in their businesses. The related subscriptions, which are included in IIJ Mobile Services subscriptions, increased to approximately 582 thousand as of March 31, 2017 from approximately 251 thousand for the previous fiscal year end. MVNE revenue accounted for 11.7% and 28.5% of our Internet connectivity services for enterprise for the fiscal years ended March 31, 2016 and 2017, respectively. The number of MVNE clients as of March 31, 2017 was 124, which includes 81 cable TV operators nationwide, an increase of 18 clients from the previous fiscal year end. Most of the clients are cable television operators which sell our inexpensive SIM cards together with their services such as ISP services to individual households all over Japan.

Continuous demand for broadband services. Demand for broadband services such as IIJ FiberAccess/F, IIJ DSL/F and IIJ DSL/A is steady as the services are used to connect corporate branches and remote offices. For access lines, the services use optical lines with a maximum speed of 1Gbps. The number of contracts for our broadband services was 72,605 as of March 31, 2017 compared to 75,932 for the previous fiscal year end. We expect demand for broadband services should contribute to an increase in our outsourcing services and systems integration revenues as usage and implementation of these connectivity services increase the demand for outsourcing services such as security services and network systems integration.

Although we do not expect prices of Internet connectivity services for enterprise to increase in the fiscal year ending March 31, 2018, we anticipate that corporate customers’ demand for broader bandwidth and mobile data communications services should contribute to our revenue growth as the use of broadband and mobile data communications by corporate customers expands, especially our MVNO-platform services which enables companies to offer MVNO services. We also plan to focus on acquiring new customers as well as increasing the bandwidth of existing customers by maintaining the quality of our services to differentiate them from those of our competitors.

Internet Connectivity services for consumers

Our revenues from Internet connectivity services for consumers accounted for 6.7%, 10.8% and 13.8% of our total revenues for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. Revenues from Internet connectivity services for consumers mainly depend on the size of our customer base and pricing. The size of our customer base depends primarily on the popularity of services under our brand name, our sales partners as well as the attractiveness of our service offerings which is measured primarily by pricing, the quality of service, and our ability to attract new customers. Internet connectivity services for consumers’ subscriptions increased to 1,409,259 as of March 31, 2017 from 1,230,600 for the previous fiscal year end. Our mobile services for consumers contributed to the increase in the number of subscriptions.

Increasing demands for mobile services for consumers. From February 2012, we started to provide mobile services to consumers by using our MVNO service infrastructure, which was formerly provided only to corporate customers. The revenue from this service increased to ¥17.1 billion for the fiscal year ended March 31, 2017 from ¥11.0 billion for the previous fiscal year. The subscriptions for this service increased to 951 thousand as of March 31, 2017 from 747 thousand for the previous fiscal year end. We offer inexpensive LTE SIM cards which are inserted to individual smart phones and portable devices. We started to offer voice call function in April 2014 with an expectation that it would generate more subscriptions. From October 2014, we started to provide prepaid SIM cards to foreign tourists visiting Japan. These SIM cards are sold at convenience stores, major electronics retail stores, department stores, and airports. Since the inexpensive LTE SIM card market is relatively new in Japan, we are uncertain about the extent of how much the market will expand and the timeframe of that expansion. According to the report published by the MIC, 5.3% of the total Japanese mobile subscriptions　were using inexpensive SIM card services as of December 31, 2016. We anticipate our mobile-related revenue to increase largely for a while along with the market expansion. Our revenue can fluctuate as consumer market trends tend to change rapidly.

General trends of Internet connectivity services for consumers. We offer our Internet connectivity services for consumers not only directly, but also through sales partners including hi-ho, Excite Japan Co., Ltd. and so on. These service providers sell Internet connectivity services to consumers under their own name but they are using our Internet network infrastructure to provide such services. From March 2015, we started to offer “IIJmio Hikari,” which is a bundled service packaging optical fiber broadband service with ISP services. IIJmio Hikari is replacing our conventional Internet connectivity services for consumers. We also offer our mobile services for consumers as an optional service for IIJmio Hikari with some monthly charge discount.

WAN services

Our revenues from WAN services accounted for 19.8%, 17.9% and 16.8% of our total revenues for the fiscal year ended March 31, 2015, 2016 and 2017, respectively. Demand for WAN services is relatively stable with continuous use by certain large clients who use the services to connect corporate mission critical systems. Such transaction volume tends to be large and unit prices tend to be higher than our other network services. Therefore, revenues can fluctuate significantly with the absence or addition of such large orders. Accordingly, future revenue is difficult to forecast.

Outsourcing Services

Our revenues from outsourcing services accounted for 16.3%, 15.1% and 14.0% of our total revenues for the fiscal year ended March 31, 2015, 2016 and 2017, respectively. Outsourcing services consist of network-related services, server-related services, security-related services, data center-related facility services and operation and management services, and some services of our cloud computing services. For the fiscal year ended March 31, 2017, outsourcing services revenues increased to ¥22.2 billion from ¥21.2 billion for the fiscal year ended March 31, 2016 while our public cloud service revenues decreased to approximately ¥1.9 billion from approximately ¥2.0 billion for the previous fiscal year mainly due to cancellation by a certain large gaming company. Excluding the revenue growth from our public cloud services, outsourcing services’ revenue for the fiscal year ended March 31, 2017 increased by 5.3% compared to the previous fiscal year.

The growth of outsourcing services is primarily due to the increase in demand for security services as increasing numbers of Japanese enterprises are becoming security conscious about their IT systems triggered by the number of recent security incidents, such as targeted and DDoS attacks on Japanese business enterprises and public sector entities. The demands for DDoS protection services, firewall services with a sandbox function and virtual desktop services in particular are increasing. We expect that corporate customers will continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of outsourcing services to enhance productivity, reduce costs and improve service reliability. We believe our public cloud services will contribute to the revenue growth for the middle-to long-term although we also expect the current weak growth pace to continue for a while.

Systems integration revenues, including related equipment sales revenues

Our systems integration revenue consists of systems construction and systems operation and maintenance.

Systems construction, which is a one-time revenue, accounted for 16.6%, 15.0% and 14.3% of our total revenues for the fiscal year ended March 31, 2015, 2016 and 2017, respectively. Systems construction revenues, including related equipment sales revenues for the fiscal year ended March 31, 2017 increased from the previous fiscal year as we continued to accumulate orders including large-scale ones.

Systems operation and maintenance, which is a monthly recurring revenue, accounted for 22.6%, 23.5% and 22.3% for the fiscal year ended March 31, 2015, 2016 and 2017, respectively. Revenue for IIJ GIO/Component service, one of our cloud computing services, is included in the systems operation and maintenance revenues. Systems operation and maintenance revenues for the fiscal year ended March 31, 2017 increased by 6.3% compared to the previous fiscal year mainly because many of the accumulated systems construction projects have been shifted to the operation while we had cancellation of a large-scale project in the first six months of the fiscal year ended March 31, 2017. Excluding the revenue growth from IIJ GIO/Component service, systems operation and maintenance revenues increased by 1.9% compared to the previous fiscal year. For the fiscal year ended March 31, 2017, we recognized 87.7% of our cloud computing service revenues in systems operation and maintenance and 12.3% was recognized in outsourcing services.

For the fiscal year ended March 31, 2017, our cloud computing services revenues were ¥15.7 billion, an increase of approximately ¥1.6 billion from the previous fiscal year, and for the fiscal year ending March 31, 2018, we target approximately ¥18.0 billion in revenue. We launched a new cloud service “IIJ GIO Infrastructure P2” in November 2015. The service is targeted towards Japanese enterprises that seek to migrate their core business platform systems to the cloud by offering a reliable public cloud infrastructure with increased processing performance, as well as a private cloud infrastructure.

For the fiscal year ending March 31, 2018, we should continue to see a strong appetite for IT investments along with favorable market situations. As systems integration revenues can fluctuate significantly in accordance with the absence or addition of large orders, they are accordingly difficult to forecast. For systems operation and maintenance revenues, we anticipate that we can increase them from the increase in systems construction revenue which should migrate to systems operation and maintenance as well as accumulation of our cloud computing services orders. In the middle-to long-term, we anticipate that Japanese companies should increase IT-related investments for their network systems when the general economic situation and the business results of the Japanese companies recover. While we anticipate the cloud computing market to continue to expand in Japan, our cloud computing services might replace hardware revenues, which are a part of systems construction revenues, which could result in a decrease in systems construction revenues in the middle-to long-term.

Equipment sales revenues

Our equipment sales revenues consist primarily of sales of networking and other related equipment as requested by our customers, other than that provided in connection with our systems integration services. We are seeing an increase in portable devices and smartphone orders along with increasing needs for mobile services for both enterprise and consumer. Our equipment sales revenues accounted for 1.8%, 2.3% and 1.9% of our total revenues for the fiscal year ended March 31, 2015, 2016, and 2017 respectively.

ATM Operation Business revenues

The ATM operation business revenues consist primarily of commission fees for each withdrawal transaction with the use of ATMs. ATM commission fees collected from each withdrawal are aggregated every month and recognized as ATM operation business revenues. The number of daily withdrawing transactions for the fiscal year ended March 31, 2017 stayed almost the same as the previous fiscal year. Our ATM operation business revenues and its percentage of our total revenue was ¥3.6 billion, ¥3.9 billion and ¥4.1 billion and 3.0%, 2.8% and 2.6% for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. The number of placed ATMs as of March 31, 2017 was 1,066, a decrease of 21 ATMs from the previous fiscal year end. We may see a continuous decrease in the number of daily transaction due, for example, to a decrease in the number of pachinko players as the Japanese population declines or to a decrease in consumer demand prompted by an increase in the Japanese consumption tax rate.

Additional factors affecting revenues

A number of other factors may affect demand for our services and in turn our revenues, including overall increases in the business usage of Internet and network solutions and our range of service offerings.

Increase in business usage: Our revenues will be affected by the extent and speed with which businesses in Japan utilize Internet and network solutions to their full potential, including, for example, electronic transactions between businesses and wider ranges of devices accessing the Internet. Such services require high-quality and high-capacity connectivity services for both businesses and individuals. Such services also require total network solutions including various Internet connectivity services, systems integration and other outsourcing services which we believe we are well positioned to provide. The degree of business usage will also depend upon a variety of factors including:

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

Overseas business: The Group is enhancing its overseas operations mainly to fulfill the broad range of IT network related needs of our Japanese customers that are headed abroad to expand their overseas business. As a group, we aim to expand our cloud computing related services and overseas business by leveraging our customer base and our engineering skills. However, our overseas business portion is still relatively small. For the fiscal year ended March 31, 2017, our overseas revenue, which is mainly recognized in systems integration revenue, and operating loss were approximately ¥6.4 billion, including one-time revenue recognition of ¥1.2 billion related to our container type data center module exportation project, and approximately ¥0.2 billion compared to approximately ¥5.3 billion and ¥0.5 billion for the previous fiscal year, respectively. For the fiscal year ending March 31, 2018, we target overseas business revenue to be approximately ¥7.0 billion and reaching breakeven in terms of profitability.

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

We have made continuous investments in past years to develop and expand our network along with our business expansion. For the fiscal year ended March 31, 2017, our leased lines and other connectivity costs were ¥28.5 billion or 30.7% of our total network services revenues. For the previous fiscal year, these costs were ¥27.0 billion or 34.1% of total our network services revenues.

•	Backbone cost: Backbone cost for the fiscal year ended March 31, 2017 was ¥3.4 billion, a slight decrease compared to the fiscal year ended March 31, 2016. We do not expect our backbone costs to significantly increase.

•	Dedicated local access line costs: We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs for the fiscal year ended March 31, 2017 were ¥24.6 billion compared to ¥22.9 billion for the fiscal year ended March 31, 2016. Other connectivity costs were ¥0.5 billion for the fiscal year ended March 31, 2017, compared to ¥0.5 billion for the previous fiscal year.

Depreciation and amortization cost related to network service revenues increased by ¥0.6 billion to ¥5.0 billion for the fiscal year ended March 31, 2017 from ¥4.5 billion for the fiscal year ended March 31, 2016 along with the increase in capital expenditures related to network service revenues. Along with the increase in capital expenditures, we expect depreciation and amortization to increase.

The cost of mobile services revenues, most of which is recognized as outsourcing-related costs of network services revenues, has been increasing along with the rapid increase in consumer mobile and MVNE subscriptions. We have been purchasing NTT Docomo’s mobile infrastructure to provide our mobile services and we have been increasing our purchasing volume in order to offer reliable connectivity to our customers, both enterprise and consumer. For the fiscal year ended March 31, 2017, outsourcing-related costs increased by ¥8.6 billion from the previous year mainly due to an increase in purchasing volume of mobile-related service facility including mobile bandwidth from NTT Docomo along with an increase in consumer mobile service subscriptions. NTT Docomo charges a “wholesale telecommunications service charge” to all of its MVNOs, including us. NTT Docomo calculates the unit price in accordance with the “Telecommunications Business Law” and the “Guidelines related to Operation of the Institution for Category II Designated Telecommunications Facilities,” which are both administrated by the MIC. The unit price is a flat-rate per Mbps and is calculated based mainly on NTT Docomo’s actual cost related to its mobile data communication business. In recent years, such unit price decreased by 41.2%, 56.6%, 23.5%, 16.9% and 14.1% annually in the fiscal years 2011, 2012, 2013, 2014 and 2015 respectively. Regarding the annual decrease rate for the fiscal year 2015, the annual decrease rate of 14.1% and 14.0% were applied to our usage of April to July 2016 and from August 2016, respectively, as NTT Docomo changed its unit price calculation in August 2016 from when the cost for borrowing SIM cards is excluded from the calculation The corresponding unit price is approximately ¥2.8 million, approximately ¥1.2 million, approximately ¥0.9 million, approximately ¥0.8 million and approximately ¥0.7 million in the fiscal years 2011, 2012, 2013, 2014 and 2015 respectively. Amounts we pay to NTT Docomo for our mobile services have been increasing along with　the purchasing volume increase, while the unit price itself continues to decrease.

Costs of systems integration revenues and equipment sales

The cost of our systems integration revenues and equipment sales consists of purchasing costs, personnel-related costs, outsourcing-related costs, network operation-related costs and other costs. Purchasing costs increase or decrease in tandem with systems construction revenues and equipment sales revenues. Personnel and outsourcing-related costs are mainly costs of engineering staff. Network operation-related costs are costs such as depreciation and amortization of capital leases for system-related equipment, including facilities and equipment mainly for cloud computing services. The main determinant of whether our gross margin will increase or decrease depends on whether we can secure profit for each systems integration project, whether we are able to adequately control the man-hour for each systems integration project as initially estimated, maintain the productivity of outsourcing personnel, especially system engineers, maintain the profitability of our cloud computing services and whether we are able to achieve enough revenue that covers our total costs. For the fiscal year ending March 31, 2018, along with the increase in systems construction revenue which we expect to increase as the Japanese economy recovers, we expect the costs of systems integration revenues to also increase. We should continue to focus on controlling personnel and outsourcing costs adequately as well as carefully consider the timing of increasing facilities and equipment for our cloud computing services as they require a large upfront investment.

Costs of ATM Operation Business

The cost of our ATM operation business consists primarily of per-ATM cost such as ATM depreciation, maintenance and network cost, systems development costs, and outsourcing related costs. For the fiscal year ended March 31, 2017, the ATM operation business recorded approximately ¥2.4 billion in costs.

Sales and marketing

Our sales and marketing expenses consist primarily of personnel expenses related to sales and marketing activities, general advertising expenses and sales commission. Our sales and marketing expenses should increase to the extent that we expand our operations, hire additional employees and increase our sales and marketing activities such as promotion of our cloud services and mobile services for consumers. Sales commission expenses for our sales channels should also increase as we acquire more subscriptions for our mobile services for consumers. We expect sales and marketing expenses to increase in the fiscal year ending March 31, 2018 as we expand our business such as for our mobile services for consumers and increase the number of sales personnel and further promote our services such as cloud computing and security. Sales and marketing expenses were ¥11.4 billion for the fiscal year ended March 31, 2017, compared to ¥10.6 billion for the previous fiscal year.

General and administrative

Our general and administrative expenses primarily include expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. Our general and administrative expenses will increase to the extent that we grow our business and hire new employees. We expect general and administrative expenses to increase in the fiscal year ending March 31, 2018 in accordance with our business growth.

Research and development

Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. We expect the research and development expenses to slightly increase for the fiscal year ending March 31, 2018.

Other income (expenses)

Our other income and expenses include interest income and expenses and other primary items such as foreign exchange gains or losses, net gain on other investments and impairment losses on other investments.

Interest expense: Most of our interest expense is from capital leases and bank borrowings. Interest income and interest expenses are also affected by the fluctuation of market interest rates and our total amount of outstanding borrowings. As we had the proceeds of long term bank borrowing of ¥8.5 billion in the fiscal year ended March 31, 2017, we expect the interest expense to increase. If we increase capital leases or borrowings in order to finance further development of our backbone, data centers and for other investments, interest expenses will increase.

Foreign exchange losses: Attributed to the stronger Japanese yen against foreign currencies including the U.S. dollar and the British pound, we recognized foreign currency losses of ¥45 million for the fiscal year ended March 31, 2017. The assets held by us which are exposed to foreign currency exchange risk are mainly the U.S. dollar and British pound denominated bank deposits.

Net gain on other investments: Gain on other investments are mostly raised from available-for-sale securities and fund investments. Fluctuations in the fair value of other investments may affect our financial results. For the fiscal year ended March 31, 2017, we had net gain on other investments of ¥217 million. Currently we do not expect that we will have large capital gains or losses from other investments for the fiscal year ending March 31, 2018.

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

F.	Tabular Disclosure of Contractual Obligations

The following table shows our material contractual payment obligations under our agreements as of March 31, 2017:

	Payments due by period (millions of yen)
Contractual Obligations	Total	less than 1 year	1 to 3 years	3 to 5 years	more than 5 years
Long-term debt obligations	¥8,500	–	¥1,500	¥7,000	–
Capital lease obligations	15,705	¥5,044	7,523	3,130	¥8
Operating lease obligations	8,857	4,144	4,378	179	156
Total (1) (2)	¥33,062	¥9,188	¥13,401	¥10,309	¥164

 _______________________

(1)	The table above does not include short term borrowings. For short term borrowings, see Item 5.B “Liquidity and Capital Resource” and Note 11 “Borrowings” to our consolidated financial statements included in this annual report on Form 20-F.
(2)	The table above does not include obligations for interest payments on debt as such payments are not material. For interest payments regarding capital lease, see Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

G.	Safe Harbor

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

Important risks and factors that could cause our actual results to differ materially from our forward-looking statements are generally provided in Item 3.D. “Risk Factors” and elsewhere in this annual report on Form 20-F and include, without limitation:

•	that we may not be able to achieve or sustain profitability in the near future,
•	that we may not be able to compete effectively against competitors which have greater financial, marketing and other resources, and
•	that our investments in our subsidiaries, affiliated companies, new business and service developments may not produce the returns that we expect or may adversely affect our results of operations and financial condition.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The Company's Board of Directors consists of 13 directors, including five outside directors. The Company's Board of Company Auditors consists of four company auditors, three of whom are outside company auditors, including an attorney from a Japanese law firm and a certified public accountant. Further, the Company has an internal auditing office consisting of three members.

Additionally, we introduced an executive officer system in 2010 with the aim of further enhancing our corporate governance by separating its decision making, supervisory function and business execution function.

There is no family relationship between any director or executive officer and any other director or executive officer. The following table provides information about our directors and company auditors as of June 30, 2017.

Name	Position	Date of birth	Current term expires	Initial appointment date		Number of Shares Owned (1)		Percentage of Shares Owned (1)
Koichi Suzuki	Chairman, Chief Executive Officer and Representative Director	Sep. 3, 1946	June 2019	Dec. 1992		1,821,288	(2)	3.90	%(2)
Eijiro Katsu	President, Chief Operating Officer and Representative Director	June 19, 1950	June 2019	June 2013		20,688		0.04%
Hideshi Hojo	Senior Managing Director	Dec. 22, 1957	June 2019	June 2000		25,539		0.05%
Takeshi Kikuchi	Senior Managing Director	Apr. 27, 1959	June 2018	June 2010		59,641		0.13%
Akihisa Watai	Managing Director, Chief Financial Officer and Chief Accounting Officer	Sep. 30, 1965	June 2018	June 2004		12,569		0.03%
Tadashi Kawashima	Managing Director	Feb. 27,1963	June 2019	June 2015		1,039		0.00%
Junichi Shimagami	Director	Apr. 17,1967	June 2019	June 2015	(3)	9,069		0.02%
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2018	June 2004		0		—
Shingo Oda	Director	Nov. 8, 1944	June 2018	June 2008		0		—
Toshinori Iwasawa	Director	May 8, 1962	June 2019	June 2013		1,141		0.00%
Tadashi Okamura	Director	July 26,1938	June 2019	June 2015		0		—
Hiroki Watanabe	Director	Mar. 15,1953	June 2019	June 2015		0		—
Takashi Tsukamoto	Director	Aug. 2, 1950	June 2019	June 2017		0		—
Kazuhiro Ohira	Company Auditor	Dec. 26, 1957	June 2020	June 2010		0		—
Chiaki Furuya	Company Auditor	July 11, 1949	June 2021	June 2013		7,700		0.02%
Yasuhiro Akatsuka	Company Auditor	Feb. 10, 1947	June 2020	June 2016		0		—
Takashi Michishita	Company Auditor	Feb. 1, 1969	June 2020	June 2016		0		—
_________
(1)	The number of IIJ shares owned as of June 30, 2017.
(2)	Mr. Koichi Suzuki jointly owns IIJ stocks through his wholly owned private company called KS Holdings which holds 1.73% of the total company outstanding shares as of March 31, 2017.
(3)	Mr. Junichi Shimagami was a director of the company from June 2007 to March 2010. * In October 2016, one of our outside directors, Junnosuke Furukawa, resigned for personal reasons.

Koichi Suzuki is one of the founders of IIJ and has approximately 30 years of experience in the computer and communications industries. He was appointed as president, representative director and Chief Executive Officer in April 1994. In June 2013, he became our chairman, representative director, and Chief Executive Officer. In addition, Mr. Suzuki is chairman and president of hi-ho and JOCDN, and president of IIJ-EG and Multifeed. He also serves as chairman of IIJ-America, and a director of IIJ-Global, Trinity and IIJ-II. From December 1992 to April 1994, Mr. Suzuki was a director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.

Eijiro Katsu joined IIJ in November 2012 and was appointed as president, representative director and Chief Operating Officer in June 2013. Prior to joining IIJ, he worked at the Ministry of Finance in Japan and serviced as Vice Minister from July 2010 to August 2012.

Hideshi Hojo joined IIJ in 1996. He has served as a senior managing director of IIJ since June 2006. Mr. Hojo is also a director of i-revo and NCJ. Since April 2014, he has been in charge of the Asian business development. From February 1998 to June 2000, Mr. Hojo acted as general manager of the Sales Division, from June 2000 to June 2002 as a director and from June 2002 to 2006 as a managing director. Prior to joining us, Mr. Hojo had 16 years of experience in the field of sales working for the Itochu Group.

Takeshi Kikuchi was appointed as a senior managing director of IIJ in June 2010 and is serving as executive division director in charge of a Business Unit (Sales Divisions). Mr. Kikuchi joined Itochu Corporation in April 1983 and was temporarily seconded to IIJ from April 1996. In July 1999, Mr. Kikuchi joined IIJ-Tech and was president of IIJ-Tech from October 2005 to March 2010.

Akihisa Watai was appointed as a managing director of IIJ in June 2010 and is serving as division director of the Finance Division. Mr. Watai has served as chief financial officer and chief accounting officer since June 2004. In addition, Mr. Watai is a director of NCJ, Trinity, Trust Networks and RYUKOSHA, and a company auditor of i-revo, IIJ-Global and IIJ-II. From June 2004 to March 2010, Mr. Watai served as director of IIJ. Mr. Watai joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1989 and was temporarily seconded to IIJ from August 1996. In February 2000, Mr. Watai joined IIJ permanently and has been general manager of the Finance Division from April 2004 to March 2016.

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

Toshinori Iwasawa was appointed as a irector of IIJ in June 2013. Mr. Iwasawa has been president and representative director of IIJ-Global since September 2010. Prior to joining IIJ-Global, he was a representative director at AT&T Japan LLC. and worked for IBM Japan from 1985.

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

Takashi Tsukamoto has served as an outside director of IIJ since June 2017. Mr. Tsukamoto joined Dai-Ichi Kangyo Bank, Ltd. (Currently Mizuho Bank, Ltd.) in April 1974 and served as Chairman of Mizuho Financial Group, Inc. from June 2011 to March 2014　and as a senior adviser of Mizuho Financial Group, Inc. from April 2014 to March 2017. He became an honorary advisor to Mizuho Financial Group, Inc. in April 2017.

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

Yasuhiro Akatsuka has been an outside company auditor of IIJ since June 2016. Mr. Akatsuka is a Japanese Certified Public Accountant and joined Deloitte Haskins & Sells (currently Deloitte Touche Tohmatsu LLC) in November 1972. Mr. Akatsuka left Deloitte Touche Tohmatsu LLC in September 2011 and has been serving as senior technical staff of The Japanese Institute of Certified Public Accountants.

Takashi Michishita has been an outside company auditor of IIJ since June 2016. Mr. Michishita admitted to the Tokyo Bar Association and joined Asahi Law Office (currently Nishimura & Asahi LPC) in April 1994. Mr. Michishita has been a partner at Nishimura & Asahi LPC since July 2007.

The following table provides information about our executive officers as of June 30, 2017.

Name	Position and Major Responsibility

Kazuhiro Tokita	Senior Managing Executive Officer
In charge of Financial System Business and Health Care Business

Masayoshi Tobita	Managing Executive Officer
Division Director of Administrative Division

Kiyoshi Ishida	Managing Executive Officer
Division Director of Network Division

Naoshi Yoneyama	Managing Executive Officer
Division Director of Corporate Planning Division

Makoto Ajisaka	Managing Executive Officer
Division Director of Service Product Business Division

Yoshikazu Yamai	Managing Executive Officer
Division Director of Service Infrastructure Division

Yasumitsu Iizuka	Executive Officer
In charge of Government Public & Educational Organization Business and Global Business*

Koichi Maruyama	Executive Officer
Division Director of Global Business Division

Seiji Okita	Executive Officer
Division Director of Outsourcing Division

Masakazu Tachikui	Executive Officer
Division Director of Cloud Division

Masami Kawamata	Executive Officer
General Manager of Accounting Department

______________

* Executive Officer, Yasumitsu Iizuka will be appointed as President and CEO of IIJ America Inc., a consolidated subsidiary of IIJ, effective July 1, 2017.

B.	Compensation

The aggregate compensation to IIJ’s directors and company auditors during the fiscal year ended March 31, 2017 was as follows:

		Breakdown of Compensation (in millions of yen)
Position	Total Compensation	Base Salary	Stock Option	Liability for Retirement Benefit	Others	Number of Persons
Directors *	¥296	¥259	¥36	–	¥1	7
Company Auditor **	19	17	–	¥2	0	1
Outside Directors/Outside Company Auditors	35	34	–	1	0	10

_________

(1)	Starting with its annual securities report for the year ended March 31, 2010 filed with the Ministry of Finance, a Japanese listed company is required to disclose the individual compensation of any director, executive officer or corporate auditor if it is ¥100 million or more. For fiscal year ended March 31, 2017, there was no director, executive officer or corporate auditor who received compensation of over ¥100 million.
(2)	Upper limits on compensation for directors and company auditors are determined at a general meeting of shareholders of the Company. Within the upper limit approved by the shareholders' meeting, the Board of Company Auditors will determine the amount of compensation for each company auditor.
(3)	Please see Item 6.E. “Share Ownership” for more detailed information concerning our stock options.

* Excluding Outside Directors

** Excluding Outside Company Auditors

The retirement benefit plan for full-time directors of IIJ was abolished in June 2011. We recorded a liability for retirement benefits for full-time directors of ¥383 million, which would be required if they retire as of March 31, 2017. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

The retirement benefit plan for full-time company auditors was abolished in June 2016. We recorded a liability for retirement benefits of ¥8 million for full-time company auditors, which would be required to settle the obligation if they retire as of March 31, 2017. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

C.	Board Practices

From here on, “Corporation Law” refers to the amended Corporation Law.

In accordance with the Corporation Law and our Articles of Incorporation, our directors are elected at a general meeting of shareholders and our Board of Directors consists of a minimum of three and a maximum of 14 directors. While the normal term of office of a director is two years, a director may serve any number of consecutive terms. We do not have audit or remuneration committees, as is the standard practice in Japan. We do not have any service contracts with any of our directors providing for benefits upon termination of their employment.

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

Following the requirements of the Corporation Law, we require a director to obtain the approval of the Board of Directors in order for such director to accept a transfer of a product or any other asset of IIJ, to transfer a product or any other asset of such director to IIJ, to receive a loan from IIJ, or to effect any other transaction with IIJ, for himself or a third-party.

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

Limitation of Liabilities of some outside Directors and Auditors

As of June 30, 2017, we have entered into an agreement with five of our outside directors, Mr. Shingo Oda, Mr. Tadashi Okamura, Mr. Yasurou Tanahashi, Mr. Hiroki Watanabe and Mr. Takashi Tsukamoto, and two of our outside company auditors, Mr. Yasuhiro Akatsuka and Mr. Takashi Michishita that limits their liabilities to us for damages suffered by us due to their acts taken in good faith and without gross negligence, amounting to ¥10 million or the aggregate of the amounts set forth in Article 427 paragraph 1 of the Corporation Law, whichever is higher. Under the former Corporation Law, we were allowed to enter into such agreements only with outside directors, outside auditors, accounting advisors and accounting auditors, but under the Corporation Law, which amended the range of directors and company auditors that are allowed to be a party to such agreements, we are allowed to enter with all directors (excluding those who are executive directors and who serve in certain other roles in corporate governance, hereinafter referred to as “non-executive directors”) and all company auditors. However, we have decided not to enter into such agreements with non-executive directors and company auditors other than our outside directors and outside auditors above. For further discussion, see Item 10.C. Material Contracts and Exhibit 4.5 of this annual report.

D.	Employees

As of March 31, 2017, we had 3,104 employees, including employees of our consolidated subsidiaries, and we had 2,980 employees as of March 31, 2016 and 2,835 employees as of March 31, 2015. The following table shows the breakdown of the employees by main category of activity.

	For the fiscal year ended March 31,

	2015	2016	2017
	(number of employees)
Engineering	2,008	2,121	2,221
Sales	501	516	532
Administration	326	343	351

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
(3) Amount to be paid in exchange for the Stock Acquisition Rights:	¥259,344 per option (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)	¥318,562 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)
(4) Exercise period of stock acquisition rights:	From July 15, 2011 to July 14, 2041	From July 14, 2012 to July 13, 2042
(5) Position and number of persons to be allotted the stock acquisition rights and the number of stock acquisition rights to be allotted:	- Directors (excluding Part-time and Outside Directors) of IIJ: 6 Directors, 89 rights - Executive Officers of IIJ: 8 Executive Officers, 49 rights	- Directors (excluding Part-time and Outside Directors) of IIJ: 6 Directors, 74 rights - Executive Officers of IIJ: 11 Executive Officers, 56 rights

	3rd Series (issued in July 2013)	4th Series (issued in July 2014)
(1) Total number of Stock Acquisition Rights:	89 rights	128 rights
(2) Class and total number of shares underlying the Stock Acquisition Rights:	17,800 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)	25,600 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)
(3) Amount to be paid in exchange for the Stock Acquisition Rights:	¥647,000 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)	¥422,600 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)
(4) Exercise period of stock acquisition rights:	From July 12, 2013 to July 11, 2043	From July 11, 2014 to July 10, 2044
(5) Position and number of persons to be allotted the stock acquisition rights and the number of stock acquisition rights to be allotted:	- Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 60 rights - Executive Officers of IIJ: 10 Executive Officers, 29 rights	- Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 88 rights - Executive Officers of IIJ: 10 Executive Officers, 40 rights

	5th Series (issued in July 2015)	6th Series (issued in July 2016)
(1) Total number of Stock Acquisition Rights:	151 rights	162 rights
(2) Class and total number of shares underlying the Stock Acquisition Rights:	30,200 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)	32,400 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)
(3) Amount to be paid in exchange for the Stock Acquisition Rights:	¥369,200 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)	¥360,000 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)
(4) Exercise period of stock acquisition rights:	From July 14, 2015 to July 13, 2045	From July 12, 2016 to July 11, 2046
(5) Position and number of persons to be allotted the stock acquisition rights and the number of stock acquisition rights to be allotted:	- Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 100 rights - Executive Officers of IIJ: 11 Executive Officers, 51 rights	- Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 105 rights - Executive Officers of IIJ: 12 Executive Officers, 57 rights

7th Series (To be issued in July 2017)

(1)	Maximum number of Stock Acquisition Rights to be determined on July 14, 2017: 245 rights
(2)	Class of shares underlying the Stock Acquisition Rights, the Company’s common stock and the total number of shares underlying the Stock Acquisition Rights to be determined accordingly with the number of stock acquisition rights to be allotted (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)
(3)	Amount to be paid in exchange for the Stock Acquisition Rights is to be determined on July 14, 2017 based on the fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model.
(4)	Exercise period of stock acquisition rights: From July 15, 2017 to July 14, 2047.
(5)	Position and number of persons to be allotted the stock acquisition rights and the maximum number of stock acquisition rights to be allotted:
(i)	Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 168 rights
(ii)	Executive Officers of IIJ: 11 Executive Officers, 77 rights

Class and total number of shares to be acquired by exercising stock acquisition rights outstanding, as of March 31, 2017, is as follows:

	1st Series	2nd Series	3rd Series	4th Series	5th Series	6th Series
Issued in	July 2011	July 2012	July 2013	July 2014	July 2015	July 2016
Outstanding: Class	Common stock	Common stock	Common stock	Common stock	Common stock	Common stock
Outstanding: Total number of shares to be acquired	21,400 shares	20,800 shares	15,600 shares	23,400 shares	30,200 shares	32,400 shares

Employee Stock Purchase Plan

The Group Employee Stock Purchase Plan, which was implemented in December 1995, provides designated employees with the opportunity to purchase shares at market value. Incentive payment is given to designated employees. Shares are basically held in the name of the group employee stock purchase program until employees leave the association, due to resignation or retirement. The representative of the employee shareholders' association exercises voting rights in accordance with the instructions of each employee shareholder. As of March 31, 2017, the association holds 474,800 shares of common stock, or 1.02% of our outstanding shares.

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

The following table shows information regarding beneficial ownership of our common stock as of March 31, 2017 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and the SEC.

	Outstanding Voting Shares as of March 31, 2017(4)
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates (1)	12,135,000	26.9%
Koichi Suzuki(2)	2,629,900	5.8
Directors, executive officers and company auditor as a group(3)	2,901,100	6.4
__________

(1)	Includes NTT, which owned 10,095,000 shares, or 22.4% of our outstanding voting shares and 21.6% of our total issued shares, and NTT Communications, which owned 2,040,000 shares, or 4.5% of our outstanding voting shares and 4.4% of our total issued shares.
(2)	Mr. Koichi Suzuki directly held 4.0% of our outstanding voting shares and 1.8% indirectly through his wholly owned private company called KS Holdings.
(3)	Includes Koichi Suzuki’s holdings which are also separately set forth above and 1,400 shares owned by Mr. Kaihara who resigned executive officer on March 31, 2017. No other director or executive officer except for Koichi Suzuki was a beneficial owner of more than 5%.
(4)	As of March 31, 2017, the Company held 1,650,909 shares of the Company as treasury stock.

Our major shareholders have the same voting rights as other holders of our common stock.

According to our register of shareholders, as of March 31, 2017, there were 8,390 holders of common stock of record worldwide. As of March 31, 2017, The Bank of New York Mellon, depositary for our ADSs, held 2.0% of the outstanding common stock on that date. According to The Bank of New York Mellon, as of March 31, 2017, there were 1,620 ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 46,711,400 shares of common stock outstanding as of March 31, 2017, shares were held in the form of 1,823,334 ADSs. As of March 31, 2017, the Company held 1,650,909 shares of the Company as treasury stock.

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly. As far as is known to the Company, there are no arrangements, the operation of which may at a subsequent date, result in a change in control of IIJ.

B.	Related Party Transactions

NTT-affiliated Companies. The Company entered into a number of different types of transactions with NTT and its subsidiaries including purchases of wireline telecommunication services for the Company’s offices and capital lease arrangements. On an ongoing basis in the ordinary course of business, for the Company’s connectivity and outsourcing services, the Company purchases international and domestic backbone services, local access lines, rental rack space in data centers and mobile services from NTT and its subsidiaries. The Company sells to NTT and its subsidiaries its services, systems integration services and monitoring services for their data centers. For the fiscal year ended March 31, 2017, we have spent ¥30.5 billion in the aggregate for international and domestic backbone, local access line, mobile connectivity costs, lines for WAN services and co-location costs to NTT and its subsidiaries such as NTT Communications, NTT East, NTT West and NTT Docomo. As of March 31, 2017 we had ¥2.8 billion of lease obligations with NTT FINANCE.

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

Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchases and other transactions with affiliate companies which we own 20% to 50% of and are accounted for by the equity method. Account balances and transactions with such affilicate companies as of and for the fiscal year ended March 31, 2017 are presented as follows:

millions of yen
Accounts receivable	¥151
Accounts payable	51
Revenues	683
Costs and Expenses	527

Transactions with Outside Directors and Auditors. On June 26, 2015 we entered into agreements on limited liability with Mr. Tadashi Okamura and Mr. Hiroki Watanabe. On June 24, 2016 we entered into an additional agreement on limited liability with Mr. Yasurou Tanahashi and Mr. Shingo Oda as our outside directors and with Mr. Yasuhiro Akatsuka and Mr. Takashi Michishita as our outside auditors. On June 28, 2017, we entered into additional agreements on limited liability with Mr. Takashi Tsukamoto as our outside directors, pursuant to which their liability for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million. For further discussion, see Item 10.C. Material Contracts and Exhibit 4.5 of this annual report.

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

Dividend Policy

Our basic dividend policy is that we pay dividends to our shareholders continuously and in a stable manner while considering the need to have retained earnings for the enhancement of financial position, middle-to long-term business expansion, future business investments and other goals. Under Japanese law, a company is required to have retained earnings, without accumulated deficit, in order to be able to conduct certain types of capital-related transactions such as payments of dividends in general. The ordinary general meeting of shareholders held in June 2006 approved the elimination of the accumulated deficit through the reduction of additional-paid in capital and common stock in our non-consolidated financial statements under generally accepted accounting principles in Japan. For the fiscal year ended March 31, 2017, IIJ paid total cash dividends of ¥27.0 per share of common stock.

B.	Significant Changes

Except as otherwise disclosed in this annual report on Form 20-F, there have been no significant changes in our financial condition since March 31, 2017, the date of our last audited financial statements.

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

The following table shows, for the periods indicated, the high and low price of our ADSs and shares of common stock on the TSE for the periods indicated:

	NASDAQ (1) (per ADS)		TSE (1) (2) (per share of common stock)
Fiscal year ended/ending March 31,	High	Low	High	Low
2012	$11.78	$6.67	¥1,830	¥1,128
2013	17.30	8.24	3,300	1,326
2014	21.21	8.71	4,365	1,797
2015	12.95	7.56	2,700	1,802
2016
First Quarter	10.01	7.78	2,175	1,910
Second Quarter	10.20	8.00	2,554	2,002
Third Quarter	10.29	8.01	2,508	1,987
Fourth Quarter	10.92	8.62	2,489	1,995
2017
First Quarter	11.13	9.24	2,464	1,901
Second Quarter	11.00	8.95	2,271	1,832
Third Quarter	9.27	6.70	1,908	1,514
Fourth Quarter	9.12	7.15	2,073	1,737
Month
January 2017	8.50	7.15	1,863	1,737
February 2017	9.02	7.90	2,062	1,803
March 2017	9.12	8.20	2,073	1,983
April 2017	9.59	8.27	2,190	1,881
May 2017	9.95	8.31	2,232	2,030
June 2017 (through June 23, 2017)	10.08	8.40	2,045	2,017

___________

(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.
(2)	We conducted a 1 to 200 stock split on common stock with an effective date of October 1, 2012. The figures are retroactively adjusted to reflect the stock split.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Objects and Purposes in Our Articles of Incorporation

Article 2 of our Articles of Incorporation states our objects and purposes:

•	Telecommunications business under the Telecommunications Business Law,
•	Processing, mediation and provision of information and contents by using telecommunications networks,
•	Agency for the management business such as the management of networks and the management of information and telecommunications systems,
•	Planning, consulting service, development, operation and maintenance of or for information and telecommunications systems,
•	Development, sales, lease and maintenance of computer software,
•	Development, sales, lease and maintenance of telecommunications machinery and equipment,
•	Telecommunications construction,
•	Electrical contracting business,
•	Agency for non-life insurance,
•	Trade of secondhand goods,
•	Installment Sales, Loan Affiliated Installment Sales, Intermediation of Credit Purchases, Issuance Sale and Management of Prepaid Payment Instruments,
•	Research, study, education and training related to the foregoing, and
•	Any and all businesses incidental or related to the foregoing.

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

The Corporation Law provides that a significant loan from a third-party to a company should be approved by the Board of Directors. Our regulations of the Board of Directors have adopted this policy.

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

Rights of Shareholders of our Common Stock

We have issued only one class of shares, our common stock. Rights of holders of shares of our common stock have under the Corporation Law and our Articles of Incorporation include:

•	the right to receive dividends when the payment of dividends has been approved at a shareholders' meeting, with this right lapsing three full years after the due date for payment according to a provision in our Articles of Incorporation,
•	the right to receive interim dividends as provided for in our Articles of Incorporation, with this right lapsing three full years after the due date for payment according to a provision in our Articles of Incorporation,
•	the right to vote at a shareholders' meeting (cumulative voting is not allowed under our Articles of Incorporation),
•	the right to receive surplus in the event of liquidation, and
•	the right to require us to purchase shares subject to certain requirements under the Corporation Law when a shareholder opposes certain resolutions including (i) the transfer of all or a material part of the business, (ii) an amendment of the Articles of Incorporation to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) company split or (v) merger, all of which must, in principle, be approved by a Special Resolution of Shareholders’ meeting.

Under the Corporation Law, a company is permitted to make distributions of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount provided for under the Corporation Law and the Ordinance of the Ministry of Justice as of the effective date of such distribution of surplus.

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

Restrictions on Holders of our Common Stock

There is no restriction on non-resident or foreign shareholders on the holding of our shares or on the exercise of voting rights, except for filing requirements with respect to an acquisition of shares by non-residents of Japan under The Foreign Exchange and Foreign Trade Act of Japan and related rules and regulations, as explained in Item 10.D (Exchange Controls). However, pursuant to a provision of our share handling regulations, a shareholder who does not have an address or residence in Japan is required to file its temporary address to receive notices in Japan or that of a standing proxy having any address or residence in Japan with our transfer agent.

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

Solutions Engagement Agreement. IIJ Global entered into a Solutions Engagement Agreement on June 1, 2010, between IBM Japan. The Solutions Engagement Agreement, which contains indemnification, establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, the largest sales partner of IIJ-Global. IIJ-Global will provide and perform services, functions, responsibilities and others in a way that were being provided and performed by AT&T Japan. This agreement will remain in effect until terminated. The Solutions Engagement Agreement is filed as Exhibit 4.67 of this annual report.

Limitation of Liability Agreements, dated June 24, 2016 and June 28, 2017 between IIJ and outside directors and outside company auditors. We entered into a Limitation of Liability Agreement with Mr. Yasurou Tanahashi and Mr. Shingo Oda as outside directors and with Mr. Yasuhiro Akatsuka and Mr. Takashi Michishita as outside company auditors on June 24, 2016 and with Mr. Tadashi Okamura, Mr. Hiroki Watanabe and Mr. Takashi Tsukamoto as outside directors on June 28, 2017, respectively, under which we limit the liability of outside directors in accordance with the rules defined in Article 427 of the Corporation Law. Under the terms of the agreements on limited liability, the liability of outside directors for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million or the aggregate of the amounts set forth in Article 427 paragraph 1 of the Corporation Law, whichever is higher. The full English translation of the Agreement on Limited Liability is filed as Exhibit 4.5 of this annual report.

D.	Exchange Controls

The Foreign Exchange and Foreign Trade Act of Japan, as amended and the cabinet orders and ministerial ordinances thereunder (the “Foreign Exchange Regulations”), regulate certain transactions involving a “non-residents of Japan” or a “Foreign Investor,” including the issuance of securities by a resident of Japan outside of Japan, transfer of securities between a resident of Japan and a non-resident of Japan, “inward direct investment” by a Foreign Investor, and a payment from Japan to a foreign country or by a resident of Japan to a Non-resident of Japan.

“Non-residents of Japan” is defined as individuals who are not residents in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations which are located outside of Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations which are located within Japan are regarded as residents of Japan.

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

If a Foreign Investor acquires our shares and, together with parties who have a special relationship with that foreign investor, holds 10% or more of our issued shares as a result of such acquisition, the Foreign Investor must, with certain limited exceptions, file a report of such acquisition with the Minister of Finance and any other competent Ministers within 15 days from and including the date of such acquisition. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Ministers, who may modify or prohibit the proposed acquisition.

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

Generally, a non-resident individual of Japan or a non-Japanese corporation as a holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by IIJ. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by IIJ to a non-resident individual of Japan or a non-Japanese corporation is 20% (on or before December 31, 2037, the rate of Japanese withholding tax will be increased to 20.42% including the Special Reconstruction Income Tax, which is described below). With respect to dividends paid on listed shares issued by Japanese Corporation (such as our shares) to a non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to 15% for dividends to be due and payable thereafter (on or before December 31, 2037, the rate of Japanese withholding tax will be increased to 15.315% including the Special Reconstruction Income Tax). This tax reduction is not available for a non-resident individual who holds 3% of the issued shares of a Japanese corporation. For the purpose of this paragraph, the Special Reconstruction Income Tax is a special surtax at the rate of 2.1% imposed on individuals and corporations (whether residents or non-residents of Japan, or Japanese corporations or non-Japanese corporations) until December 31, 2037 for reconstruction funding after the Great East Japan Earthquake. This special surtax is applicable to various income taxes including withholding tax on dividends and the amount of such special surtax is calculated by multiplying the amount of the original income tax by the surtax rate of 2.1%. In consequence, the amount of the aggregate withholding tax on dividends will be the original amount of such withholding tax plus the original amount multiplied by the surtax rate (i.e. 102.1% of the original amount). Japan has income tax treaties whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain while the income tax treaties with Australia, France, Hong Kong, the Netherlands, Portugal, Saudi Arabia, Switzerland, the U.K. and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between the United States and Japan, dividends paid to pension funds of qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under the income tax treaty between Japan and the U.K., similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by IIJ on the shares.

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

Not required.

H.	Documents on Display

We file periodic reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. In addition, you may also inspect reports filed with the SEC and other information at our Tokyo headquarters, located at Iidabashi Grand Bloom, 2-10-2 Fujimi, Chiyoda-ku, Tokyo 102-0071, Japan.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks from changes in interest rates, equity prices and foreign currency exchange rates.

Interest Rate Risk

As of March 31, 2017, our interest rate risk on short-term borrowings and capital lease obligations were not material since the weighted-average interest rate as of March 31, 2017 is reasonably low and we do not expect interest rates to rise sharply in the near future.

Equity Price Risk

The fair value of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2016 and 2017, the fair value of such investments was ¥3,944 million and ¥5,780 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥394 million and ¥578 million as of March 31, 2016 and 2017, respectively. See Note 4 “Other Investments” to our consolidated financial statements, included in this annual report on Form 20-F.

Foreign Currency Exchange Rate Risk

The assets held by us which are exposed to foreign currency exchange risk are mainly U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $15,880 thousand (¥1,915 million) and $11,339 thousand (¥1,321 million) as of March 31, 2016 and 2017, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would have been approximately ¥192 million and ¥132 million as of March 31, 2016 and 2017, respectively.

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

Fees and other payments made by the Depositary to the Issuer

For the fiscal year beginning April 1, 2016 and ended March 31, 2017, The Bank of New York Mellon, as Depositary, reimbursed IIJ for the NASDAQ Stock Market listing fees of $40,000. The Bank of New York Mellon, as Depositary has also agreed to reimburse IIJ for its annual stock exchange (NASDAQ Stock Market) listing fees for future years. Furthermore, from April 1, 2016 to March 31, 2017, the Bank of New York Mellon has waived a total of $56,180.98 in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions in addition to their standard fees for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

As of the end of the fiscal year ended March 31, 2017, our management, with the participation of Koichi Suzuki, our chairman, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.

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

Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2017.

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

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control– Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2017.

The effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in their report, presented hereafter.

(c) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Internet Initiative Japan Inc.:

We have audited the internal control over financial reporting of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2017 of the Company and our report dated June 30, 2017 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

June 30, 2017

(d) Changes in Internal Control Over Financial Reporting

With the participation of our chief executive officer and chief financial officer, our management also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2017. Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Independent Auditor Fees and Services

The Board of Directors engaged Deloitte Touche Tohmatsu LLC to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2016 and 2017. The following table sets forth the aggregate fees billed for services rendered by Deloitte Touche Tohmatsu LLC and its member firms for each of the last two fiscal years.

	Fiscal year ended March 31,
	2016	2017
	(millions of yen)
Audit fees (1)	¥127	¥126
Audit-related fees	–	–
Tax fees (2)	5	3
All other fees(3)	–	1
Total fees	¥132	¥130

_________

(1)	These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu LLC for the audit of our annual financial statements, the audit of our internal control over financial reporting and services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	These are the aggregate fees billed for the fiscal year for professional services rendered by member firms of Deloitte Touche Tohmatsu Limited, such as Deloitte Tax LLP, for tax compliance, tax advice and tax planning.
(3)	These are the aggregate fees billed for the training services rendered by Tohmatsu Innovation Co., Ltd.

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

All of the services provided by our independent registered public accounting firm from May 6, 2003, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2017 were pre-approved by the Board of Company Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

NASDAQ Listing Rule 5630(a) provides that each issuer conduct appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the issuer’s audit committee or another independent body of the Board of Directors. Following the requirements of the Corporation Law, we require a director to obtain the approval of the Board of Directors in order for such director to accept a transfer of a product or any other asset of IIJ, to transfer a product or any other asset of such director to IIJ, to receive a loan from IIJ, or to effect any other transaction with IIJ, for himself or a third-party.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries beginning on page F-1.

Item 19. Exhibits

1.1	Articles of Incorporation, as amended (English translation) [1]
1.2	Share Handling Regulations, as amended (English translation) [2]
1.3	Regulations of the Board of Directors, as amended (English translation) [2]
1.4	Regulations of the Board of Company Auditors, as amended (English translation) [3]
2.1	Bylaws of the IIJ Group Employee Shareholders’ Association (English translation) [4]
2.2	Form of Deposit Agreement among IIJ, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt [5]
2.3	Bylaws of the IIJ Group Director Stock Purchase Plan (English translation) [6]
4.1	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (English translation) [7]
4.2	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (changed its trade name to IIJ Engineering Inc. on October 1, 2014) (English translation) [7]
4.3	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation) [8]
4.4	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc. [9]
4.5	Agreement on Limited Liability, dated June 28, 2017 between Internet Initiative Japan Inc. and outside directors and outside company auditors (English translation) [10]
4.6	Solutions Engagement Agreement, dated May 31, 2010 between Communications Services KK (changed its trade name to IIJ-Global Solutions Inc. on September 1, 2010) and IBM Japan, Ltd. [11]
8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
11.1	Internet Initiative Japan Code of Conduct, as amended [12]
12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	We amended some parts of our Articles of Incorporation on June 28, 2017 from the previous version filed on June 26, 2013 as a reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204).
(2)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 28, 2013.
(3)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 30, 2016.
(4)	We amended some parts of our Bylaws of IIJ Group Employee Shareholders’ Association on June 1, 2017 from the previous version filed on July 10, 2015 as a reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204).
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.
(6)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 28, 2010.
(7)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999.
(8)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 11, 2006.
(9)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.
(10)	We entered into a Limitation of Liability Agreement with Mr. Yasurou Tanahashi and Mr. Shingo Oda as outside directors and with Mr. Yasuhiro Akatsuka and Mr. Takashi Michishita as outside company auditors on June 24, 2016 respectively. We also entered into a Limitation of Liability Agreement with Mr. Tadashi Okamura, Mr. Hiroki Watanabe and Mr. Takashi Tsukamoto as outside directors and with Mr. Kazuhiro Ohira as an outside company auditor on June 28, 2017 respectively.
(11)	Schedules, annexes and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IIJ agrees to furnish supplementary copies of the omitted schedules, annexes and similar attachments to the SEC upon request. A list briefly describing the omitted schedules, annexes and similar attachments was incorporated as a reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 28, 2010.
(12)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 30, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Internet Initiative Japan Inc.
By: /s/ Koichi Suzuki
Name:	Koichi Suzuki
Title:	Chairman, Chief Executive Officer
and Representative Director

Date: June 30, 2017

Internet Initiative Japan Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Internet Initiative Japan Inc.:

We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. and subsidiaries (the "Company") as of March 31, 2016 and 2017, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2017. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Internet Initiative Japan Inc. and subsidiaries as of March 31, 2016 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2017, based on the criteria established in Internal Control―Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2017 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
June 30, 2017

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2016 and 2017

	Thousands of Yen
ASSETS	2016	2017

CURRENT ASSETS:
Cash and cash equivalents	¥19,569,095	¥21,958,591
Accounts receivable, net of allowance for doubtful accounts of ¥74,229 thousand and ¥107,684 thousand at March 31, 2016 and 2017, respectively (Notes 5, 6 and 22)	23,746,683	27,383,692
Inventories (Note 3)	2,003,573	2,798,054
Prepaid expenses―current	4,769,988	7,610,925
Deferred tax assets ― current (Note 12)	1,481,651	1,298,469
Other current assets, net of allowance for doubtful accounts of ¥15,693 thousand and ¥15,192 thousand at March 31, 2016 and 2017, respectively (Notes 5 and 9)	1,834,951	2,672,008

Total current assets	53,405,941	63,721,739

INVESTMENTS IN EQUITY METHOD INVESTEES (Note 6)	2,979,652	3,150,175

OTHER INVESTMENTS (Notes 4, 17, 18 and 19)	5,948,741	7,924,914

PROPERTY AND EQUIPMENT—Net (Notes 7 and 9)	34,324,150	39,775,444

GOODWILL (Note 8)	6,169,609	6,169,609

OTHER INTANGIBLE ASSETS—Net (Note 8)	3,549,459	3,087,017

GUARANTEE DEPOSITS (Note 9)	3,084,681	3,060,365

DEFERRED TAX ASSETS―Noncurrent (Note 12)	224,316	80,566

NET INVESTMENT IN SALES-TYPE LEASES―Noncurrent (Note 9)	2,444,848	2,047,682

PREPAID EXPENSES―Noncurrent	4,987,193	6,607,437

OTHER ASSETS, net of allowance for doubtful accounts and loans of ¥61,593 thousand and ¥61,877 thousand at March 31, 2016 and 2017, respectively (Notes 5, 6 and 18)	716,314	1,770,201

TOTAL	¥117,834,904	¥137,395,149

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2016 and 2017

	Thousands of Yen
LIABILITIES AND SHAREHOLDERS' EQUITY	2016	2017

CURRENT LIABILITIES:
Short-term borrowings (Note 11)	¥9,250,000	¥9,250,000
Capital lease obligations—current portion (Note 9)	3,954,386	4,818,723
Accounts payable—trade (Notes 6 and 22)	13,906,703	14,653,065
Accounts payable—other	1,497,767	2,308,790
Income taxes payable (Note 12)	1,078,412	1,075,745
Accrued expenses	2,932,653	2,755,581
Deferred income—current	2,528,885	3,750,542
Other current liabilities (Notes 10 and 12)	917,300	1,370,661

Total current liabilities	36,066,106	39,983,107

LONG-TERM BORROWINGS (Notes 11 and 18)	–	8,500,000

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 9)	7,779,367	10,384,643

ACCRUED RETIREMENT AND PENSION COSTS— Noncurrent (Note 13)	3,581,426	3,532,965

DEFERRED TAX LIABILITIES—Noncurrent (Note 12)	710,055	963,845

DEFERRED INCOME—Noncurrent	3,092,562	3,656,612

OTHER NONCURRENT LIABILITIES (Note 10 and 11)	1,261,413	2,993,777

Total liabilities	52,490,929	70,014,949

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS' EQUITY (Notes 4, 13, 14 and 15):
Common stock—authorized, 75,520,000 shares; issued and outstanding, 46,711,400 shares at March 31, 2016 and 2017, respectively	25,509,499	25,509,499
Additional paid-in capital	36,059,833	36,117,511
Retained earnings	2,471,276	4,511,945
Accumulated other comprehensive income	1,196,669	2,499,700
Treasury stock—758,709 shares and 1,650,909 shares held by the company at March 31, 2016 and 2017, respectively	(392,070)	(1,896,784)

Total Internet Initiative Japan Inc. shareholders' equity	64,845,207	66,741,871

NONCONTROLLING INTERESTS	498,768	638,329

Total equity	65,343,975	67,380,200

TOTAL	¥117,834,904	¥137,395,149

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income

Three Years in the Period Ended March 31, 2017

	Thousands of Yen
	2015	2016	2017

REVENUES (Notes 6 and 22):
Network services:
Internet connectivity services (enterprise)	¥16,349,785	¥17,597,343	¥22,633,739
Internet connectivity services (consumer)	8,222,015	15,255,596	21,734,968
WAN services	24,325,951	25,176,730	26,459,697
Outsourcing services	20,107,850	21,265,895	22,167,432
Total	69,005,601	79,295,564	92,995,836
Systems integration:
Systems construction	20,437,326	21,144,677	22,625,753
Systems operation and maintenance	27,800,132	33,043,669	35,122,940
Total	48,237,458	54,188,346	57,748,693
Equipment sales	2,166,928	3,275,220	2,994,449
ATM operation business	3,640,128	3,888,878	4,050,081

Total revenues	123,050,115	140,648,008	157,789,059

COSTS AND EXPENSES (Notes 6, 9, 13 and 22):
Cost of network services	54,932,285	64,239,600	76,386,849
Cost of systems integration	41,561,621	46,225,629	50,992,480
Cost of equipment sales	1,932,180	2,968,711	2,735,169
Cost of ATM operation business	2,551,437	2,558,883	2,427,870
Total costs	100,977,523	115,992,823	132,542,368
Sales and marketing (Note 21)	9,188,425	10,588,887	11,431,467
General and administrative (Note 2, 7 and 8)	7,367,600	7,470,746	8,214,598
Research and development	441,329	455,198	466,319

Total costs and expenses	117,974,877	134,507,654	152,654,752

OPERATING INCOME	5,075,238	6,140,354	5,134,307

OTHER INCOME (EXPENSES):
Dividend income	63,143	93,054	117,567
Interest income	23,111	27,587	35,259
Interest expense	(238,260)	(241,057)	(303,685)
Foreign exchange loss, net	(5,045)	(71,270)	(45,116)
Net gain on sales of other investments (Note 4)	41,251	23,765	216,646
Loss on sales of an investment in equity method investee	–	–	(12,070)
Impairment of other investments (Note 4)	(29,117)	(14,729)	(30,554)
Other—net	208,671	235,630	314,806

Other income—net	63,754	52,980	292,853

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	¥5,138,992	¥6,193,334	¥5,427,160

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income

Three Years in the Period Ended March 31, 2017

	Thousands of Yen
	2015	2016	2017

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	¥5,138,992	¥6,193,334	¥5,427,160

INCOME TAX EXPENSE (Note 12)	1,896,865	2,183,531	2,224,880
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES (Note 6)	154,626	180,219	129,791
NET INCOME	3,396,753	4,190,022	3,332,071

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(74,672)	(151,740)	(165,561)

NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥3,322,081	¥4,038,282	¥3,166,510

	Shares
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER SHARE (Note 16):
Basic weighted-average number of common shares outstanding	45,942,291	45,950,098	45,652,981
Diluted weighted-average number of common shares outstanding	46,014,737	46,043,383	45,772,470

	Yen

BASIC NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	¥72.31	¥87.88	¥69.36

DILUTED NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	72.20	87.71	69.18

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Three Years in the Period Ended March 31, 2017

	Thousands of Yen
	2015	2016	2017

NET INCOME	¥3,396,753	¥4,190,022	¥3,332,071

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 15):
Foreign currency translation adjustments	243,538	(67,652)	(181,110)
Unrealized holding gain (loss) on securities	61,590	(275,952)	1,280,095
Defined benefit pension plans	(83,000)	(394,418)	204,046
TOTAL COMPREHENSIVE INCOME	3,618,881	3,452,000	4,635,102

LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(70,937)	(155,698)	(165,561)

COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥3,547,944	¥3,296,302	¥4,469,541

See notes to consolidated financial statements.

 (Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

Three Years in the Period Ended March 31, 2017

	Amounts in thousands except share data
		Internet Initiative Japan Inc. Shareholders’ Equity
	Total Equity	Retained earnings (Accumulated Deficit) (Note 14)	Accumulated Other Comprehensive Income (Notes 13 and 15)	Shares of Common Stock Outstanding	Common Stock	Treasury Stock (Note 14)	Additional Paid-in Capital	Noncontrolling Interests

BALANCE, MARCH 31, 2014	¥60,180,626	¥(2,867,548)	¥1,712,786	46,697,800	¥25,497,022	¥(392,070)	¥35,961,995	¥268,441

Issuance of common stock upon exercise of stock options	5,671			3,200	2,835		2,836
Stock-based compensation (Note 14)	49,297						49,297
Net income	3,396,753	3,322,081						74,672
Other comprehensive income (loss), net of tax	222,128		225,863					(3,735)
Dividends paid (Note 14)	(1,010,695)	(1,010,695)

BALANCE, MARCH 31, 2015	62,843,780	(556,162)	1,938,649	46,701,000	25,499,857	(392,070)	36,014,128	339,378

Subsidiary stock issuance	3,692							3,692
Issuance of common stock upon exercise of stock options	10			10,400	9,642		(9,632)
Stock-based compensation (Note 14)	55,337						55,337
Net income	4,190,022	4,038,282						151,740
Other comprehensive income (loss), net of tax	(738,022)		(741,980)					3,958
Dividends paid (Note 14)	(1,010,844)	(1,010,844

BALANCE, MARCH 31, 2016	65,343,975	2,471,276	1,196,669	46,711,400	25,509,499	(392,070)	36,059,833	498,768

Dividends paid to noncontrolling interests	(26,000)							(26,000)
Stock-based compensation (Note 14)	57,678						57,678
Net income	3,332,071	3,166,510						165,561
Other comprehensive income, net of tax	1,303,031		1,303,031
Dividends paid (Note 14)	(1,125,841)	(1,125,841)
Purchase of treasury stock	(1,504,714)					(1,504,714)

BALANCE, MARCH 31, 2017	¥67,380,200	¥4,511,945	¥2,499,700	46,711,400	¥25,509,499	¥(1,896,784)	¥36,117,511	¥638,329

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Three Years in the Period Ended March 31, 2017

	Thousands of Yen
	2015	2016	2017

OPERATING ACTIVITIES:
Net income	¥3,396,753	¥4,190,022	¥3,332,071
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,677,339	9,921,555	10,893,657
Impairment loss on intangible assets	–	11,000	81,000
Provision for retirement and pension costs, less payments	256,661	200,871	252,825
Provision for allowance for doubtful accounts	33,158	48,407	68,300
Gain on sales of property and equipment	(29,733)	(38,219)	(31,809)
Loss on disposal of property and equipment	101,189	66,169	170,971
Net gain on sales of other investments	(41,251)	(23,765)	(216,646)
Impairment of other investments	29,117	14,729	30,554
Loss on sales of an investment in equity method investee	–	–	12,070
Foreign exchange loss (gain), net	(18,259)	(51,727)	18,152
Equity in net income of equity method investees, net of dividend received	(122,286)	(124,141)	(78,709)
Deferred income tax expense (benefit)	211,230	249,115	(94,343)
Others	8,560	(12,341)	(44,667)
Changes in operating assets and liabilities, net of effects from acquisition of a company:
Increase in accounts receivable	(2,819,564)	(1,565,857)	(3,751,392)
Decrease (increase) in net investment in sales-type lease—noncurrent	(9,385)	98,511	492,530
Decrease (increase) in inventories	450,256	(777,192)	(800,296)
Increase in prepaid expenses	(542,770)	(1,083,665)	(2,859,763)
Decrease (increase) in other current and noncurrent assets	715,132	(1,485,629)	(3,317,968)
Increase in accounts payable	648,562	1,760,207	827,792
Increase (decrease) in income taxes payable	(718,737)	579,414	(2,621)
Increase (decrease) in accrued expenses	873,815	(32,288)	(167,597)
Increase in deferred income—current	465,469	418,162	1,257,870
Increase (decrease) in deferred income—noncurrent	(248,061)	201,897	604,269
Increase (decrease) in other current and noncurrent liabilities	595,178	(513,647)	691,442
Net cash provided by operating activities—(Forward)	¥12,912,373	¥12,051,588	¥7,367,692

(Continued)

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Three Years in the Period Ended March 31, 2017

	Thousands of Yen
	2015	2016	2017

Net cash provided by operating activities—(Forward)	¥12,912,373	¥12,051,588	¥7,367,692

INVESTING ACTIVITIES:
Purchases of property and equipment	(8,157,115)	(10,898,533)	(10,623,993)
Proceeds from sales of property and equipment	772,226	2,574,449	3,046,189
Purchases of available-for-sale securities	(4,104)	(59,490)	–
Purchases of other investments	(282,478)	(376,067)	(410,587)
Investment in equity method investees	(338,240)	(338,166)	(99,000)
Proceeds from sales of available-for-sale securities	–	141,235	4,840
Proceeds from sales of other investments	40,501	808,465	534,549
Payments of guarantee deposits	(1,635,910)	(348,005)	(50,345)
Refund of guarantee deposits	1,572,885	21,567	92,002
Payments for refundable insurance policies	(47,831)	(56,362)	(56,476)
Proceeds from subsidies	200,000	200,000	200,000
Refund from insurance policies	–	10,108	–
Acquisition of a newly-controlled company, net of cash acquired (Note 2)	(167,678)	–	–
Other	(25,000)	(56,029)	(13,000)
Net cash used in investing activities	(8,072,744)	(8,376,828)	(7,375,821)

FINANCING ACTIVITIES:
Proceeds from short-term borrowings with initial maturities over three months and long-term borrowings	50,000	1,550,000	8,550,000
Repayments of short-term borrowings with initial maturities of over three months	(1,030,000)	(1,550,000)	(50,000)
Principal payments under capital leases	(4,193,654)	(4,194,215)	(4,819,530)
Proceeds from long-term accounts payable	–	–	1,498,306
Repayments of long-term accounts payable	–	–	(30,122)
Proceeds from sale and lease back	50,847	–	–
Net decrease in short-term borrowings	(150,000)	–	–
Proceeds from issuance of subsidiary stock to noncontrolling interests	–	3,692	–
Dividends paid	(1,010,695)	(1,010,844)	(1,125,841)
Payments for purchase of treasury stock	–	–	(1,504,714)
Other	3	10	(26,000)
Net cash provided by (used in) financing activities	(6,283,499)	(5,201,357)	2,492,099

FORWARD	¥(1,443,870)	¥(1,526,597)	¥2,483,970

(Continued)

	Thousands of Yen
	2015	2016	2017

FORWARD	¥(1,443,870)	¥(1,526,597)	¥2,483,970

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	116,403	2,059	(94,474)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,327,467)	(1,524,538)	2,389,496

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	22,421,100	21,093,633	19,569,095

CASH AND CASH EQUIVALENTS, END OF YEAR	¥21,093,633	¥19,569,095	¥21,958,591

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥239,940	¥241,260	¥302,035
Income taxes paid	2,405,067	1,377,753	2,462,106

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	3,678,012	8,065,674	8,301,695
Facilities purchase liabilities	1,442,810	1,497,767	2,308,790
Asset retirement obligation	287,036	45,169	31,980
Acquisition of a company (Note 2):
Assets acquired	1,064,736	–	–
Liabilities assumed	464,736	–	–
Cash paid	(600,000)	–	–
Cash acquired	432,322	–	–
Acquisition of a newly-controlled company, net of cash acquired	(167,678)	–	–

See notes to consolidated financial statements.

(Concluded)

Internet Initiative Japan Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. (“IIJ,” a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other internet-related services in Japan. As of March 31, 2017, 26.9% of IIJ’s voting shares were jointly owned by Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiary. IIJ and its subsidiaries (collectively, the “Company”) provide customers substantially operating in Japan with Internet connectivity services, Wide Area Network (“WAN”) services and outsourcing services. The Company also provides systems integration which consists of systems construction and systems operation and maintenance. In addition, a subsidiary of IIJ provides Automated Teller Machines (“ATM”) operation services.

Certain Significant Risks and Uncertainties

The Company relies on telecommunications carriers for a significant portion of its network backbone, on regional NTT subsidiaries, electric power companies and their affiliates for local connections to customers and NTT DoCoMo Inc. (“NTT Docomo”) for mobile connectivity as an MVNO. Currently, NTT Communications Corporation, a wholly owned subsidiary of NTT, and NTT Docomo are major providers of network infrastructure for the Company. The Company believes that its use of multiple carriers and suppliers significantly mitigates the risk of damages from service disruptions. However, any disruption of telecommunication services could have an adverse effect on operating results.

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

Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, which are IIJ Engineering Inc. (“IIJ-EG,” which was renamed from Net Care, Inc.), IIJ America, Inc. (“IIJ-America”), Netchart Japan Inc. (“NCJ”), hi-ho Inc. (“hi-ho”), Trust Networks Inc. (“Trust Networks”), IIJ Innovation Institute Inc. (“IIJ-II”), IIJ Global Solutions Inc. (“IIJ-Global”), IIJ Europe Limited (“IIJ-Europe”), RYUKOSHA NETWARE Inc. (“RYUKOSHA”) and other eight foreign subsidiaries. RYUKOSHA was acquired by IIJ on December 1, 2014. All of the subsidiaries, except for IIJ-America, IIJ-Europe and other foreign subsidiaries, have fiscal years ending March 31. IIJ-America, IIJ-Europe and other foreign subsidiaries’ fiscal year-end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the foreign subsidiaries to report their financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements. Intercompany transactions and balances have been eliminated in consolidation.

Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other-than-temporary declines in the value of investments in equity method investees below the carrying amount, the investments are reduced to fair value and an impairment loss is recognized. Equity method goodwill, which is the portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an investee, is not amortized, but equity-method investments are continuously reviewed for impairment in accordance with Accounting Standards Codification (“ASC”) 323, “Investments-Equity Method and Joint Ventures.”

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

System integration revenue involves one or more of the following deliverables:

•	System construction services―include all or some of the following elements depending on arrangements to meet each of our customer's requirements: consulting, project planning, system design, and the development of network systems. These services also include the installation of software as well as configuration and installation of hardware.

•	Software―we resell third-party software such as Oracle and Windows to our customers, which are installed by us during the system development process.

•	Hardware―we also resell third-party hardware, primarily servers, switches and routers, which we install during the system development process. The hardware is generic hardware that is often sold by third-party manufacturers and resellers.

•	Monitoring and operating service―we monitor our customer's network activity and internet connectivity to detect and report problems. We also provide constant data backup services.

•	Hardware and software maintenance service―we repair or replace any malfunctioning parts of hardware. We examine software faults and provide suitable solutions to customers.

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

For multiple-element arrangements that include system construction services, hardware, software essential to the hardware product’s functionality and undelivered non-software services (e.g., monitoring and operating services), the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of the selling price (“TPE”) and (iii) best estimate of the selling price (“ESP”). The allocation of revenue is based mainly on the Company’s ESPs except for certain undelivered non-software services for which VSOE has been established. The Company’s process for determining its ESP for deliverables includes various factors that may vary depending on the circumstances and specific characteristics related to each deliverable. In developing the ESP, the Company considers customer demand, the existence and effect of competitors, general profit margin realized in the marketplace, volume of the transactions, the Company’s internal costs of providing the deliverables, the profit objectives including targeted and historical margins realized on similar sales to similar customers and the historical pricing practices.

The method used to account for each unit and the period over which each unit of accounting is recognized are as follows:

•	Revenue allocated to system construction services is accounted for using contract accounting. System construction service revenues, which are generally completed within three months, are recognized based on the completed-contract method in compliance with ASC 605-35-25-92 because the Company is unable to bill customers and the title to the constructed network system is not transferred to the customers unless they are satisfied with and accept the completed systems.

•	Revenue related to the hardware and software essential to the hardware product’s functionality is not recognized until the customer acceptance is received because title to the hardware and software do not transfer to our customers until formal acceptance is received.

•	Revenue related to undelivered non-software services (monitoring, operating and hardware maintenance services) is recognized on a straight-line basis over the contract period.

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

The Company evaluates whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned in reporting system construction services and equipment sales, depending on whether the Company functions as the principal or agent.

The ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. The ATM commission collected from each withdrawal is aggregated every month and recognized as ATM operation revenues.

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

The Company reviews the fair value of available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other-than-temporary. If the decline in value is judged to be other-than-temporary, the cost basis of the investment is written down to fair value. Other-than-temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed, the financial condition and near-term prospects of the issuer, and the Company’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value and events that might accelerate the recognition of impairment. For debt securities for which the declines are deemed to be other-than-temporary and there is no intent to sell and it is not more likely than not that the Company will be required to sell the securities before the recovery of the amortized cost basis, impairments are separated into the amount related to credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income (loss). For debt securities for which the declines are deemed to be other-than-temporary and there is an intent to sell or it is more likely than not that the Company will be required to sell the securities before the recovery of the amortized cost basis, impairments in their entirety are recognized in earnings. For equity securities for which the declines are deemed to be other-than-temporary, the resulting realized loss is recognized in earnings in the period in which the decline is deemed to be other-than-temporary.

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

Leases—Capital leases are capitalized at the inception of the lease at the present value of the minimum lease payments during the lease term. All other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as expense on a straight-line basis over the lease term.

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

Property and Equipment—Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including capitalized software and capital leases, are computed principally using the straight-line method based on either the estimated useful lives of the assets or the lease period, whichever is shorter.

The useful lives for depreciation and amortization by major asset classes are as follows:

	Range of Useful Lives (in years)

Data communications, office and other equipment	2	to	20
Buildings		20
Leasehold improvements	4	to	20
Capitalized software	5	to	7
Capital leases	4	to	6

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

The Company recognizes the financial statement effect of uncertain tax positions when it is not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income.

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

Stock-Based Compensation—The Company measures and records the compensation cost from stock compensation-type stock options based on fair value. The fair value of the stock option is measured on the date of grant using the Black-Scholes option-pricing model, and amortized over the requisite service period. The compensation cost is mainly included in “General and administrative” expenses.

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

Other Comprehensive Income (Loss)—Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and defined benefit pension plan adjustments.

Segment Reporting—ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engage in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision-maker in deciding how to allocate resources and in assessing performance.

The Company provides a comprehensive range of network solutions to meet its customers’ needs by cross-selling a variety of services, including Internet connectivity services, WAN services, outsourcing services, systems integration and sales of network-related equipment, and ATM operation services. The Company’s chief operating decision-maker, who is the Company’s Chief Operating Officer ("COO"), regularly reviews the revenue and cost of sales of the Company’s two operating segments the Network service and systems integration business segment and the ATM operation business segment. The COO also makes decisions regarding how to allocate resources and assess performance based on these segments.

Accounting Guidance Issued But Not Adopted as of March 31, 2017

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. This guidance also requires an entity to improve disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

ASU 2015-14, “Revenue from Contracts with Customers: Deferral of the Effective Date, ” which was issued in August 2015, revised the effective date for this ASU to annual and interim periods beginning after December 15, 2017, with early adoption permitted, but not earlier than the original effective date of annual and interim periods beginning after December 15, 2016, for public entities.

The guidance permits two methods of adoption. The Company currently plans to adopt the standard using the “modified retrospective method.” Under that method, the Company will apply the rules to all contracts existing as of April 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previous accounting standards.

The Company expects revenue recognition for its broad portfolio of hardware, software and services offering to remain largely unchanged. However, the guidance is expected to change the allocation of contract revenues between various services and equipment and the timing of revenue recognition in certain areas. The Company has preliminary evaluated that these impacts are not expected to be material.

Although the Company expenses sales commissions as incurred, the requirements in the new standard to capitalize certain in-scope sales commissions will not result in a significant change to the Company’s results. However, the requirement to defer such incremental contract acquisition costs and recognize them over the contract period or expected customer life will result in the recognition of a deferred charge on the Company’s balance sheets.

The Company continues to assess all potential impacts of the guidance and preliminary conclusions are subject to change.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which applies to inventory that is measured using the first-in, first-out method (“FIFO”) or average cost methods. Under the updated guidance, an entity should measure inventory within the scope of the guidance at the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using the last-in, first-out method (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016 and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The company is currently evaluating the impact of adopting this guidance.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the ASU clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for fiscal years and interim periods beginning after December 15, 2017, and upon adoption, an entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. Early adoption is not permitted, except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument-specific credit risk in other comprehensive income. The Company is currently evaluating the impact of adopting this guidance.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance requires that a lessee recognizes assets and liabilities for leases with lease terms of more than twelve months and the recognition, presentation and measurement in the financial statements will depend on its classification as a finance or operating lease. In addition, the new guidance will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting remains largely unchanged from current U.S. GAAP, but does contain some targeted improvements to align with the new revenue recognition guidance issued in 2014. The new standard is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2018, using a modified retrospective approach, and early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

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

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments," which addresses the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows with respect to eight specific cash flow issues. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

2.	BUSINESS COMBINATIONS

On December 1, 2014, the Company acquired all of the outstanding common shares of RYUKOSHA, which engages in human resources outsourcing services for fields such as systems operation and service support, for total consideration of ¥600,000 thousand paid in cash. The acquisition price of the shares was determined on the basis of the estimated future cash flows and efficiencies gained from an expected reduction in external recruiting expenses. There are no future contingent payments. The objectives of this acquisition are to rapidly strengthen the Company's engineering organization to meet the needs of a growing number of systems integration and outsourcing projects (such as systems construction and operation, and outsourcing for corporate customers' networks and systems) and to increase the Company's in-house business efficiency over the mid- to long-term by bringing more outsourced personnel into the Company.

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

Pro forma results of operations have not been presented because the effect of the acquisition was not material.

There were no business acquisitions during the years ended March 31, 2016 and March 31, 2017.

3.	INVENTORIES

The components of inventories as of March 31, 2016 and 2017 are as follows:

	Thousands of Yen
	2016	2017

Network equipment purchased for resale	¥658,330	¥1,093,001
Work in process	1,345,243	1,705,053

Total inventories	¥2,003,573	¥2,798,054

4.	OTHER INVESTMENTS

Pursuant to ASC 320, “Investments―Debt and Equity Securities,” all of the Company's marketable equity and debt securities are classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at March 31, 2016 and 2017 is as follows:

	Thousands of Yen
March 31, 2016	Cost	Unrealized Gains	Unrealized Losses	Fair Value

Available-for-sale—Equity securities	¥1,822,151	¥2,090,940	¥82,244	¥3,830,847
Available-for-sale—Debt securities	100,300	13,250	-	113,550
	¥1,922,451	¥2,104,190	¥82,244	¥3,944,397

March 31, 2017

Available-for-sale—Equity securities	¥1,789,471	¥3,880,414	¥375	¥5,669,510
Available-for-sale—Debt securities	100,300	10,530	-	110,830
	¥1,889,771	¥3,890,944	¥375	¥5,780,340

Maturities of available-for-sale debt securities are due after 10 years.

The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2016 and 2017:

	Thousands of Yen
	Less than 12 Months		12 Months or More		Total
March 31, 2016	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale—Equity securities	¥994,658	¥79,267	¥7,587	¥2,977	¥1,002,245	¥82,244

March 31, 2017

Available-for-sale—Equity securities	¥816	¥5	¥3,398	¥370	¥4,214	¥375

The Company regularly reviews all of the Company's investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security's market price.

The Company’s unrealized loss on investments in marketable equity securities as of March 31, 2017 relates to Japanese companies (2 issuers) in the financial and air transportation industries. The fair value of each investment is between 0.6% and 9.8% less than its cost. The duration of the unrealized loss position was less than 17 months. The Company evaluated the near-term prospects of the issuers and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold the investments for a reasonable period of time sufficient to recover the unrealized loss, the Company does not consider the investments to be other-than-temporarily impaired at March 31, 2017.

Proceeds from the sale of available-for-sale securities were ¥141,235 thousand and ¥4,840 thousand for the years ended March 31, 2016 and 2017, respectively. Gross realized gains of ¥35,934 thousand and ¥2,708 thousand were included in "Other income (expenses)" for the years ended March 31, 2015 and 2017, respectively.

The aggregate cost of the Company’s cost method investments totaled ¥2,004,344 thousand and ¥2,144,574 thousand at March 31, 2016 and 2017, respectively.

Impairment of investments in certain marketable equity securities and nonmarketable equity securities, including funds, included in "Other income (expenses)" in the Company’s consolidated statements of income, were recognized to reflect the decline in value considered to be other-than-temporary. The Company recognized impairment loss of ¥29,117 thousand on nonmarketable equity securities for the year ended March 31, 2015, ¥3,964 thousand on marketable equity securities and ¥10,765 thousand on nonmarketable equity securities for the year ended March 31, 2016, and ¥30,554 thousand on marketable equity securities for the year ended March 31, 2017.

5.	ALLOWANCE FOR DOUBTFUL ACCOUNTS AND LOANS

The analysis of the allowance for doubtful accounts and loans for the years ended March 31, 2015, 2016 and 2017 is as follows

	Thousands of Yen
	Balance at Beginning of Year	Credits Charged Off	Provision for Doubtful Accounts	Other	Balance at End of Year

Year ended March 31, 2015	¥117,391	¥(3,153)	¥33,158	¥849	¥148,245

Year ended March 31, 2016	¥148,245	¥(45,108)	¥48,407	¥(29)	¥151,515

Year ended March 31, 2017	¥151,515	¥(34,978)	¥68,300	¥(84)	¥184,753

6.	INVESTMENTS IN EQUITY METHOD INVESTEES

IIJ utilizes various companies in Japan to develop and operate its Internet business. Businesses operated by its equity method investees include multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., “Multifeed”), comprehensive portal site operations (Internet Revolution Inc., “i-revo”), point management systems operations (Trinity Inc., “Trinity”), cloud-based systems that undergird smartphone applications (Appiaries Corporation, “Appiaries”), system consultants (e-CORPORATION.JP Ltd., “e-CORPORATION”), cloud computing services in Indonesia (PT. BIZNET GIO NUSANTARA, “BIZNET”), system development and consulting in medical and healthcare business (KIS Inc., “KIS”), cloud computing services in Thailand (Leap Solutions Asia Co., Ltd., “Leap Solutions”) and content delivery network services (JOCDN Inc., “JOCDN”).

The aggregate amounts of balances and transactions of the Company with these equity method investees as of March 31, 2016 and 2017, and for each of the three years in the period ended March 31, 2017 are summarized as follows:

	Thousands of Yen
	2015	2016	2017

Accounts receivable	–	¥124,923	¥150,755
Accounts payable	–	46,658	50,733
Revenues	¥956,887	666,554	683,332
Costs and expenses	460,463	502,340	527,431

Dividends from the equity method investees for the years ended March 31, 2016 and 2017 were ¥48,510 thousand and ¥51,083 thousand, respectively.

The Company's investments in these equity method investees and its ownership percentage in each at March 31, 2016 and 2017 consisted of the following:

	Thousands of Yen
	2016		2017

Multifeed	34.00%	¥1,518,610	34.00%	¥1,642,171
i-revo	30.00	725,529	30.00	751,784
Trinity	33.75	133,325	33.75	183,403
Appiaries	49.00	16,396	49.00	16,409
e-CORPORATION	35.21	29,095	–	–
BIZNET	40.00	246,193	40.00	182,514
KIS	36.10	53,576	39.30	55,627
Leap Solutions	40.00	256,928	40.00	227,430
JOCDN	–	–	50.00	90,837

Total		¥2,979,652		¥3,150,175

The Company sold all of its shares in e-CORPORATION for ¥2,000 thousand in March 2017 and acquired shares in JOCDN for ¥99,000 thousand in December 2016.

The balance of equity method goodwill was ¥57,197 thousand and ¥7,197 thousand as of March 31, 2016 and 2017, respectively, and was included in “Investments in equity method investees” in the Company’s consolidated balance sheets.

7.	PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2016 and 2017 consisted of the following:

	Thousands of Yen
	2016	2017
Data communications equipment	¥14,355,365	¥15,013,565
Office and other equipment	2,065,039	2,875,548
Land	537,889	537,889
Buildings	1,663,326	1,663,326
Leasehold improvements	3,904,189	4,061,909
Capitalized software	28,815,164	33,335,560
Assets under capital leases, primarily data communications equipment	28,328,721	32,854,630
Total	79,669,693	90,342,427
Less accumulated depreciation and amortization	(45,345,543)	(50,566,983)

Property and equipment—net	¥34,324,150	¥39,775,444

Depreciation and amortization expenses for property and equipment amounted to ¥9,280,309 thousand, ¥9,533,541 thousand and ¥10,513,162 thousand for the years ended March 31, 2015, 2016 and 2017, respectively.

The Company recorded net losses on sales or disposal of property and equipment of ¥71,456 thousand, ¥27,950 thousand and ¥139,162 thousand for the years ended March 31, 2015, 2016 and 2017, respectively, in “General and administrative” expenses in the Company’s consolidated statements of income.

The accumulated amortization for capitalized software was ¥18,076,113 thousand and ¥20,882,937 thousand for the years ended March 31, 2016 and 2017, respectively. The amortization expenses for capitalized software amounted to ¥2,592,445 thousand and ¥2,894,740 thousand for the years ended March 31, 2016 and 2017, respectively. The weighted-average amortization period for capitalized software is approximately 5.3 years. The estimated aggregate amortization expense of capitalized software for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen
2018	¥3,340,538
2019	2,935,104
2020	2,355,085
2021	1,747,958
2022	1,233,874

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

The components of intangible assets as of March 31, 2016 and 2017 are as follows:

	Thousands of Yen
	2016	2017

Intangible assets subject to amortization:
Customer relationships	¥6,424,471	¥6,424,471
Total	6,424,471	6,424,471
Less accumulated amortization
Customer relationships	(3,007,558)	(3,388,053)
Intangible assets subject to amortization—net	3,416,913	3,036,418

Intangible assets not subject to amortization:
Telephone rights	36,546	35,599
Trademark	96,000	15,000
Goodwill	6,169,609	6,169,609
Total	6,302,155	6,220,208

Total intangible assets	¥9,719,068	¥9,256,626

The weighted-average amortization period for customer relationships is approximately 16.2 years. The amortization expenses for the years ended March 31, 2016 and 2017 were ¥388,014 thousand and ¥380,495 thousand, respectively. The estimated aggregate amortization expense of intangible assets for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen
2018	¥365,460
2019	355,410
2020	346,223
2021	336,787
2022	327,101

The Company recorded ¥11,000 thousand and ¥81,000 thousand of loss on impairment of the trademark right related to hi-ho in “General and administrative” expenses in the Company’s consolidated statement of income for the years ended March 31, 2016 and 2017, respectively. Because of the recent decrease in revenues of hi-ho, the Company recognized that the trademark might be impaired. The carrying value of the trademark exceeded its fair value and the impairment loss was recognized in an amount equal to the excess of the carrying amount of the trademark over the fair value of the trademark. The fair value of the trademark was calculated using the relief-from-royalty method. The amount of loss was included in the network service and system integration business segment.

The following table shows changes in the carrying amount of goodwill for the years ended March 31, 2016 and 2017, by operating segment:

	Thousands of Yen
	Network Service and Systems Integration Business	ATM Operation Business	Total
Balance at March 31, 2015
Goodwill	¥6,054,340	¥235,551	¥6,289,891
Accumulated impairment losses	(120,282)	–	(120,282)
	5,934,058	235,551	6,169,609

Acquisition	–	–	–

Impairment losses	–	–	–

Balance at March 31, 2016
Goodwill	6,054,340	235,551	6,289,891
Accumulated impairment losses	(120,282)	–	(120,282)
	5,934,058	235,551	6,169,609

Acquisition	–	–	–

Impairment losses	–	–	–

Balance at March 31, 2017
Goodwill	6,054,340	235,551	6,289,891
Accumulated impairment losses	(120,282)	–	(120,282)
	¥5,934,058	¥235,551	¥6,169,609

No impairment of goodwill was recognized during the years ended March 31, 2015, 2016 and 2017.

On December 1, 2014, IIJ acquired a new subsidiary, RYUKOSHA, and recorded goodwill of ¥199,658 thousand. The goodwill components were mainly attributable to human resources and the goodwill was included in the network service and system integration business segment.

9.	LEASES

The Company enters into, in the normal course of business, various leases for domestic and international backbone services, office premises, network operation centers and data communications and other equipment. Certain leases that meet one or more of the criteria set forth in the provision of ASC 840, “Leases”, have been classified as capital leases and the others have been classified as operating leases.

A portion of the Company’s sales result from multi-year lease agreements under which the Company leased some network equipment to customers. The leases are classified as sale-type leases which the Company accounts for in accordance with ASC 840.

Operating Leases—The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ's network. The leases for domestic and international backbone connectivity are generally non-cancelable for a minimum one-year lease period. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, certain office equipment under non-cancelable operating leases, and its network operation centers under non-cancelable operating leases which expire on various dates through 2023.

Refundable guarantee deposits as of March 31, 2016 and 2017 consist of the following:

	Thousands of Yen
	2016	2017

Head office	¥2,462,266	¥2,462,266
Sales and subsidiaries offices	551,242	518,759
Others	71,173	79,340

Total refundable guarantee deposits	¥3,084,681	¥3,060,365

Lease expenses related to backbone lines for the years ended March 31, 2015, 2016 and 2017 amounted to ¥3,743,576 thousand, ¥3,638,063 thousand and ¥3,421,807 thousand, respectively. Lease expenses for local access lines for the years ended March 31, 2015, 2016 and 2017, which are mainly attributable to Internet connectivity services and WAN services, amounted to ¥21,967,587 thousand, ¥23,035,615 thousand and ¥24,759,611 thousand, respectively. Other lease expenses for the years ended March 31, 2015, 2016 and 2017 amounted to ¥6,988,368 thousand, ¥6,880,307 thousand and ¥7,082,157 thousand, respectively.

The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥29,521 thousand, ¥41,002 thousand and ¥52,928 thousand for the years ended March 31, 2015, 2016 and 2017, respectively.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements.

The Company sold ATM and data communications equipment procured from third-party vendors, which amounted to ¥2,807,592 thousand and ¥3,635,690 thousand, to the leasing companies for the years ended March 31, 2016 and 2017, respectively, and concurrently entered into capital lease arrangements to lease the equipment back, which resulted in total lease payments of ¥2,755,182 thousand due by April 2022 and ¥3,554,784 thousand due by March 2022, related to the lease contracts made in the years ended March 31, 2016 and 2017, respectively.

The fair values of the assets upon execution of the capital lease arrangements and accumulated depreciation amounted to ¥28,328,721 thousand and ¥18,728,508 thousand, respectively, at March 31, 2016 and ¥32,854,630 thousand and ¥19,735,367 thousand, respectively, at March 31, 2017.

Lessee Future Minimum Lease Payments—As of March 31, 2017, the future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements and capital leases were as follows:

	Thousands of Yen
	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases

Year ending March 31:
2018	¥857,513	¥3,286,067	¥5,044,295
2019	492,168	3,027,303	4,240,647
2020	100,935	757,958	3,282,762
2021	–	113,476	2,147,828
2022	–	65,825	981,767
2023 and thereafter	–	155,627	7,833

Total minimum lease payments	¥1,450,616	¥7,406,256	15,705,132

Less amounts representing interest			(501,766)

Present value of net minimum capital lease payments			15,203,366
Less current portion			(4,818,723)

Noncurrent portion			¥10,384,643

Sales-Type Leases—The components of the net investment in sales-type leases as of March 31, 2016 and 2017 were as follows:

	Thousands of Yen
	2016	2017

Year ending March 31:
2018		¥863,259
2019		732,680
2020		471,140
2021		421,999
2022		416,186
2023		33,988

Total minimum lease payments to be received*	¥3,347,944	¥2,939,252
Estimated residual value of leased property (unguaranteed)	–	–
Less unearned income	(89,407)	(66,934)
Net investment in sales-type leases	3,258,537	2,872,318
Less current portion	(813,689)	(824,636)
Non-current net investment in sales-type leases	¥2,444,848	¥2,047,682

*Estimated executory costs, including profit thereon, of ¥646,079 thousand and ¥645,166 thousand were excluded from the total minimum lease payments to be received as of March 31, 2016 and 2017, respectively.

10.	ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations are principally related to leasehold office premises and a data center which, at the end of the lease, the Company is contractually obligated to restore.

The movements in asset retirement obligations for the years ended March 31, 2016 and 2017 were as follows:

	Thousands of Yen
	2016	2017

Balance at beginning of the year	¥568,869	¥595,183

Liabilities incurred	45,169	31,980
Liabilities settled	(31,321)	–
Accretion expense	12,466	12,331

Balance at end of the year	¥595,183	¥639,494

11.	BORROWINGS

Short-term borrowings at March 31, 2016 and 2017 consisted of bank overdrafts that bear fixed rate interest. The weighted-average rates at March 31, 2016 and 2017 were 0.498% and 0.400%, respectively.

Long-term borrowings as of March 31, 2017 consist of the following:

Thousands of Yen
2017

Long-term installment payable at various dates through calendar 2021, Interest is payable at fixed rates, The weighted-average rates were 0.438% at March 31, 2017.	¥8,500,000

Less current portion	–

Long-term borrowings, less current portion	¥8,500,000

Annual maturities of long-term borrowing for the years subsequent to March 31, 2017 are as follows:

Thousands of Yen

Year ending March 31:
2020	¥1,500,000
2021	1,830,000
2022	5,170,000
Total	¥8,500,000

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral (or additional collateral) or a guarantor with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default. The Company did not provide banks with any collateral for outstanding loans as of March 31, 2017.

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2017 was ¥10,750,000 thousand.

Long-term account payable of ¥1,468,183 thousand relating to a purchase of software license included in “OTHER NONCURRENT LIABILITIES” as of March 31, 2017 is to be repaid based on the usage of license. The payable bears interest at the fixed rate of 0.5% per annum. All of the outstanding balance will become due by December 31, 2019.

12.	INCOME TAXES

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 35.9% for the year ended March 31, 2015, 33.5% for the year ended March 31, 2016 and 31.7% for the year ended March 31, 2017.

Income from operations before income tax expense and equity in net income of equity method investees and income tax expense for the years ended March 31, 2015, 2016 and 2017 consist of the following components:

	Thousands of Yen
	2015	2016	2017

Income from operations before income tax expense and equity in net income of equity method investees:
Domestic	¥5,407,802	¥6,460,898	¥5,503,750
Foreign	(268,810)	(267,564)	(76,590)
Total	¥5,138,992	¥6,193,334	¥5,427,160
Income taxes―current:
Domestic	¥1,720,557	¥1,929,139	¥2,307,523
Foreign	(34,922)	5,277	11,700
Total	¥1,685,635	¥1,934,416	¥2,319,223
Income taxes―deferred:
Domestic	¥181,088	¥255,992	¥(95,638)
Foreign	30,142	(6,877)	1,295
Total	¥211,230	¥249,115	¥(94,343)

IIJ and domestic subsidiaries adopted the consolidated tax declaration in the fiscal year ended March 31, 2009.

On March 31, 2015, amendments to Japanese tax regulations were enacted into law. As a result, the normal Japanese statutory rate was reduced from 35.9% to 34.2% from the fiscal year beginning April 1, 2015. On June 24, 2015, amendments to Japanese local tax regulations were enacted into law. As a result, the normal Japanese statutory rate was reduced from 34.2% to 33.5% from the fiscal year beginning April 1, 2015. On March 31, 2016, new amendments to Japanese tax regulations were enacted into law. As a result, the normal Japanese statutory rate was reduced to 31.7% from the fiscal year beginning April 1, 2016, 31.1% from the fiscal year beginning April 1, 2017 and 30.9% from the fiscal year beginning April 1, 2018. On June 15, 2016, amendments to Japanese local tax regulations were enacted into law. As a result, the normal Japanese statutory rate was increased to 31.7% from the fiscal year beginning April 1, 2017 and reduced to 31.5% from the fiscal year beginning April 1, 2018. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was an increase of income tax expense by ¥51,788 thousand, ¥23,183 thousand and ¥7,954 thousand for the years ended March 31, 2015, 2016 and 2017, respectively.

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2016 and 2017 was as follows:

	Thousands of Yen
	2016		2017
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Unrealized gains on available-for-sale securities	–	¥620,755	–	¥1,222,283
Capital leases	¥130,365	–	¥158,928	–
Accrued expenses	933,947	–	877,107	–
Retirement and pension cost	1,102,215	–	1,107,885	–
Allowance for doubtful accounts	56,534	–	68,530	–
Depreciation	72,109	–	299,956	–
Net loss on other investments	205,373	–	172,942	–
Net operating loss carryforwards	947,031	–	636,012	–
Transactions in transit*	–	96,714	–	98,308
Impairment loss on telephone rights	67,102	–	68,405	–
Accrued enterprise tax	120,793	–	139,050	–
Asset retirement obligation	183,912	–	201,441	–
Deferred revenue	387,481	–	363,765	–
Customer relationships	–	1,058,578	–	957,202
Tax deduction of goodwill	–	791,377	–	805,738
Trademark	–	29,664	–	4,725
Investments in equity method investees	–	291,266	–	324,528
Investments in funds	83,818	–	89,732	–
Asset retirement cost	–	146,266	–	148,261
Other	329,491	68,941	336,429	93,374
Total	4,620,171	3,103,561	4,520,182	3,654,419
Valuation allowance	(627,693)	–	(559,567)	–

Total	¥3,992,478	¥3,103,561	¥3,960,615	¥3,654,419

*This item arises from transactions between IIJ and foreign subsidiaries, which were recorded in the different periods as a result of the difference in each company’s fiscal year-end.

As of March 31, 2016 and 2017, the valuation allowance for deferred tax assets related principally to operating loss carryforwards at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were an increase of ¥183,813 thousand, an increase of ¥15,696 thousand and a decrease of ¥68,126 thousand for the years ended March 31, 2015, 2016 and 2017, respectively.

Undistributed earnings of foreign subsidiaries that are deemed to be permanently invested amounted to ¥623,585 thousand as of March 31, 2017. It is not practicable to calculate the unrecognized deferred tax liability on such undistributed earnings.

As of March 31, 2017, certain subsidiaries not subject to consolidation tax filing had tax operating loss carryforwards, which were composed of ¥999,839 thousand in the United States of America and ¥1,135,907 thousand in other countries. These net operating loss carryforwards are available to offset against future taxable income. The net operating loss carryforwards in the United States of America will expire in the period ending from December 31, 2020 to 2035. With the exception of ¥269,181 thousand with no expiration period, the net operating loss carryforwards in other countries will expire in the period ending from December 31, 2017 to 2021.

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2017 is as follows:

	Thousands of Yen
	2015	2016	2017

Amount computed by using normal Japanese statutory tax rate	¥1,844,898	¥2,074,767	¥1,720,410
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	76,258	93,262	88,633
Inhabitant tax—per capita	39,114	39,538	46,822
Change in valuation allowance	159,163	15,696	(68,126)
Tax effects on investments in equity method investees	19,650	48,368	34,549
Enterprise tax—not based on income	90,086	146,883	268,545
Tax rate change	51,788	23,183	7,954
Tax credit	(232,834)	(269,145)	5,000
Tax refund by loss carryback	(32,275)	–	–
Other—net	(118,983)	10,979	121,093
Income tax expense as reported	¥1,896,865	¥2,183,531	¥2,224,880

There was no unrecognized tax benefit for the years ended March 31, 2016 and 2017. The Company does not reasonably expect that the unrecognized tax benefit will change significantly within the next twelve months.

The Company has open tax years subject to examination by major tax jurisdictions from the year ended March 31, 2017 in Japan and from the year ended December 31, 2006 in the United States of America.

Tax credit in the year ended March 31, 2017 included an adjustment of tax credit from the year ended March 31, 2016 amounting to ¥125,234 thousand.

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

Net periodic pension cost for the years ended March 31, 2015, 2016 and 2017 included the following components:

	Thousands of Yen
	2015	2016	2017

Service cost	¥573,956	¥648,944	¥737,290
Interest cost	73,902	67,525	43,988
Expected return on plan assets	(63,037)	(87,909)	(92,623)
Amortization of transition obligation	369	365	–
Amortization of actuarial loss (gain)	(2,782)	(2,971)	24,584

Net periodic pension cost	¥582,408	¥625,954	¥713,239

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Thousands of Yen
	2015	2016	2017

Net actuarial loss (gain)	¥127,065	¥585,332	¥(276,702)
Amortization of transition obligation in net periodic pension cost	(369)	(365)	–
Amortization of actuarial loss (gain)	2,782	2,971	(24,584)

Amounts recognized in other comprehensive income	¥129,478	¥587,938	¥(301,286)

Total net periodic pension cost and amounts recognized in other comprehensive income	¥711,886	¥1,213,892	¥411,953

The change in benefit obligation and plan assets for the years ended March 31, 2016 and 2017 and the amounts recognized in the consolidated balance sheets as of March 31, 2016 and 2017 are as follows:

	Thousands of Yen
	2016	2017

Change in benefit obligation:
Benefit obligation at beginning of year	¥5,285,093	¥6,388,110
Service cost	648,944	737,290
Interest cost	67,525	43,988
Actuarial loss (gain)	480,755	(263,016)
Benefit paid	(94,207)	(129,149)

Benefit obligation at end of year	6,388,110	6,777,223

Change in plan assets:
Fair value of plan assets at beginning of year	2,930,310	3,193,899
Actual return (loss) on plan assets	(16,667)	106,310
Employer contribution	334,252	404,795
Benefits paid	(53,996)	(69,845)

Fair value of plan assets at end of year	3,193,899	3,635,159

Funded status at end of year	¥(3,194,211)	¥(3,142,064)

Amounts recognized in the consolidated balance sheets as of March 31, 2016 and 2017 consist of:

	Thousands of Yen
	2016	2017

Accrued retirement and pension costs―noncurrent	¥(3,194,211)	¥(3,142,064)

Net amount recognized	¥(3,194,211)	¥(3,142,064)

The accumulated benefit obligation for the Company’s defined benefit pension plans as of March 31, 2016 and 2017 was ¥4,084,419 thousand and ¥4,411,815 thousand, respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥6,388,110 thousand and ¥3,193,899 thousand, respectively, at March 31, 2016 and ¥6,777,223 thousand and ¥3,635,159 thousand, respectively, at March 31, 2017, respectively. The aggregate accumulated benefit obligations of plans with no plan assets were ¥104,051 thousand and ¥116,408 thousand at March 31, 2016 and 2017, respectively.

Amounts recognized in accumulated other comprehensive income at March 31, 2016 and 2017 consist of:

	Thousands of Yen
	2016	2017

Net actuarial loss	¥959,426	¥658,139

Total	¥959,426	¥658,139

The estimated net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in the fiscal year ending March 31, 2018 is ¥5,490 thousand.

Actuarial assumptions as of March 31 were as follows:

	Benefit Obligations		Net Periodic Costs
	2016	2017	2015	2016	2017

Discount rate	0.7%	0.9%	1.7%	1.3%	0.7%
Expected long-term rate of return on plan assets			2.6	3.0	2.9
Rate of increase in compensation	3.1	3.1	3.2	3.2	3.1

The Company sets the discount rate assumption annually at March 31 based on high-quality fixed income securities reflecting the estimated timing of benefit payments

The basis for determining the long-term rate of returns is a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years Ending March 31	Thousands of Yen
2018	¥111,204
2019	126,711
2020	145,710
2021	195,863
2022	272,774
2023–2027	1,720,411

Total	¥2,572,673

The Company expects to contribute ¥404,796 thousand to its defined benefit pension plan in the year ending March 31, 2018.

The Company’s defined contribution plan, which was established on April 1, 2009, covers substantially all its employees. The Company contributes 1.6% of its employees’ base salaries to the plan on a monthly basis. No employee contributions to the plan are allowed. Contributions to the plan were ¥134,591 thousand, ¥138,372 thousand and ¥146,975 thousand for the years ended March 31, 2015, 2016 and 2017, respectively.

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

The plan is permitted to use derivative instruments only for the purpose of hedging. Both margin trading and real estate investments are prohibited in principle.

The Company mitigates the credit risk of investments by establishing guidelines with the insurance company. These guidelines are monitored periodically by the Company for compliance.

The projected allocation of the plan assets managed by the insurance company is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 63.0%, 35.0%, and 2.0% of the plan assets excluding pooled investment portfolios will be allocated to debt securities, equity securities and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. Half of the employer’s contribution to the plan during the year ending March 31, 2018 will be allocated to life insurance pooled investment portfolios and the other 50% will be allocated to the aforementioned investments.

The following table summarizes the basis used to measure the Company’s pension plan assets at fair value:

Level 1—	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2—	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3—	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the Company’s own assumptions about the assumptions that market participants would use in establishing a price.

Basis of Fair Value Measurement	Thousands of Yen
of Pension Plan Assets at March 31, 2016	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese equity	¥469,780	–	–	¥469,780
U.S. equity	144,147	–	–	144,147
Other equity― developed countries	84,400	–	–	84,400
Total equity securities	698,327	–	–	698,327

Debt securities:
Japanese government and municipalities	–	¥577,488	–	577,488
Japanese corporate bonds―investment grade	–	241,744	–	241,744
U.S. government	–	118,099	–	118,099
Other government―developed countries	–	158,547	–	158,547
Residential mortgage-backed	–	21,381	–	21,381
Total debt securities	–	1,117,259	–	1,117,259

Other financial instruments*	–	1,267,090	–	1,267,090

Cash	111,223	–	–	111,223

Total assets at fair value	¥809,550	¥2,384,349	–	¥3,193,899

Basis of Fair Value Measurement	Thousands of Yen
of Pension Plan Assets at March 31, 2017	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese equity	¥528,083	–	–	¥528,083
U.S. equity	159,618	–	–	159,618
Other equity― developed countries	91,087	–	–	91,087
Total equity securities	778,788	–	–	778,788

Debt securities:
Japanese government and municipalities	–	¥632,216	–	632,216
Japanese corporate bonds― investment grade	–	290,360	–	290,360
U.S. government	–	127,659	–	127,659
Other government― developed countries	–	173,598	–	173,598
Residential mortgage-backed	–	26,749	–	26,749
Total debt securities	–	1,250,582	–	1,250,582

Other financial instruments*	–	1,464,874	–	1,464,874

Cash	140,915	–	–	140,915

Total assets at fair value	¥919,703	¥2,715,456	–	¥3,635,159

* Other financial instruments are life insurance pooled investment portfolios.

Pension plan assets classified as Level 1 are comprised principally of equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Pension plan assets classified as Level 2 are comprised principally of government bonds, corporate bonds and life insurance pooled investment portfolios which are valued based on quoted prices obtained from reputable administrators. The bonds are traded in less active markets and the fair values are based on the price a dealer would pay for the bonds.

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

Contributions due and paid during the years ended March 31, 2015, 2016 and 2017 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥293,132 thousand, ¥123,674 thousand and ¥117,300 thousand, respectively. The Company’s contribution did not represent more than 5% of total contributions to the plan during the years ended March 31, 2015, 2016 and 2017.

The plan is not subject to a funding improvement and was more than 80% funded as of March 31, 2016. The total plan assets were ¥285,408,286 thousand as of March 31, 2017. It was not practical to obtain additional information for the plan for the year ended March 31, 2017.

The amount of retirement benefits for retiring directors and company auditors must be approved by the shareholders.

IIJ had a retirement benefit plan for full-time directors, which was abolished in June 2011. The allowance for retirement benefit amounted to ¥255,330 thousand in consideration of their services provided up to the date of abolition of the plan, and this amount will be reserved until each director’s retirement date. IIJ’s subsidiary also has a retirement benefit plan for full-time directors. The Company recorded a liability for retirement benefit for full-time directors of ¥379,685 thousand and ¥382,881 thousand, which would be required if they were all to retire at March 31, 2016 and 2017, respectively.

IIJ had a retirement benefit plan for full-time company auditors, which was abolished in June 2016. The allowance for retirement benefit amounted to ¥8,020 thousand in consideration of their services provided up to the date of abolition of the plan, and this amount will be reserved until each company auditor’s retirement date. The Company recorded a liability for retirement benefit for full-time company auditors of ¥7,530 thousand and ¥8,020 thousand, which would be required if they were all to retire at March 31, 2016 and 2017, respectively.

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

At the 14th Ordinary General Shareholders Meeting held on June 28, 2006, IIJ’s shareholders approved the reduction of additional paid-in capital of ¥21,980,395 thousand and common stock of ¥2,539,222 thousand to eliminate the accumulated deficit for the purpose of reporting under the Corporation Law in its non-consolidated financial statements. The effective date was August 4, 2006.

Increase/decreases and transfer of common stock, reserve and surplus

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

The amount of retained earnings available for dividends under the Corporation Law is based on the amount of retained earnings recorded in IIJ’s general books of account prepared using accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Corporation Law. Retained earnings available for dividends amounted to ¥24,790,267 thousand at March 31, 2017.

IIJ's equity in undistributed earnings of affiliated companies accounted for by the equity method included in retained earnings amounted to ¥949,394 thousand at March 31, 2017.

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

On June 24, 2016, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2016 of ¥11 per share or the aggregate amount of ¥505,480 thousand.

On November 4, 2016, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2016 of ¥13.50 per share or the aggregate amount of ¥620,361 thousand.

Stock Option Plans

On May 26, 2011, IIJ’s Board of Directors resolved to introduce stock compensation-type stock options for executive officers of IIJ. On June 28, 2011, IIJ’s ordinary general meeting of shareholders approved the introduction of stock compensation-type stock options for directors of IIJ. Stock compensation-type stock options, which are stock acquisition rights entitling holders to acquire shares upon exercise at an exercise price of one yen per share were allocated to directors and executive officers as a substitute for the retirement allowance plan for them and to further promote their motivation and incentives to contribute to the enhancement of the mid- to long-term continuous business performance and corporate value.

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

On July 11, 2016, IIJ granted 162 stock options which were the same type of options granted in 2015 to directors and executive officers. The fair value per option at the date of grant was ¥360,000.

The fair value of the stock acquisition rights used to recognize compensation expense for the fiscal years ended March 31, 2015, 2016 and 2017 were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2015	2016	2017

Assumptions:
Risk-free interest rate	0.980%	0.818%	-0.147%
Expected lives (years)	15	15	15
Expected volatility	55.217%	53.794%	52.202%
Expected dividends	0.909%	1.023%	1.045%

A summary of the activities for the stock acquisition rights plan for the years ended March 31, 2016 and 2017 is as follows:

			Yen	Years	Thousands of Yen
	Number of Options	Number of Shares	Exercise Price	Remaining Life	Total Intrinsic Value
Unexercised options outstanding —March 31, 2015	458	91,600	¥1
Granted	151	30,200	1
Exercised	(52)	(10,400)	1
Forfeited or expired	–	–	–
Unexercised options outstanding—March 31, 2016	557	111,400	1
Granted	162	32,400	1
Exercised	–	–	–
Forfeited or expired	–	–	–
Unexercised options outstanding—March 31, 2017	719	143,800	1

Exercisable options—March 31, 2017	557	111,400	1	26.30	¥223,536
Expected to vest after July 12, 2017	162	32,400	1	29.30	65,014

The Company recognized stock compensation cost on a straight-line basis over the requisite service period.

The Company recognized ¥54,965 thousand, ¥55,337 thousand and ¥57,678 thousand as stock compensation cost for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. The unrecognized expense of ¥14,580 thousand is expected to be recognized over the next 3 months.

15.	OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Thousands of Yen
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount

Year ended March 31, 2015:
Foreign currency translation adjustments	¥243,538	–	¥243,538
Unrealized holding gain (loss) on securities:
Amount arising during the period	124,370	¥(44,649)	79,721
Less: Reclassification adjustments for gains included in net income	(35,934)	12,900	(23,034)
Other	–	4,903	4,903
Net unrealized holding gain (loss) during the period	88,436	(26,846)	61,590
Defined benefit pension plans:
Amount arising during the period	(127,065)	45,616	(81,449)
Less: Reclassification adjustments for gains included in net income	(2,413)	862	(1,551)
Net defined benefit pension plans	(129,478)	46,478	(83,000)

Other comprehensive income (loss)	¥202,496	¥19,632	¥ 222,128

Year ended March 31, 2016:
Foreign currency translation adjustments	¥(67,652)	–	¥(67,652)
Unrealized holding gain (loss) on securities:
Amount arising during the period	(417,400)	¥128,977	(288,423)
Less: Reclassification adjustments for losses included in net income	3,965	(1,328)	2,637
Other	–	9,834	9,834
Net unrealized holding gain (loss) during the period	(413,435)	137,483	(275,952)
Defined benefit pension plans:
Amount arising during the period	(585,332)	192,576	(392,756)
Less: Reclassification adjustments for gains included in net income	(2,606)	944	(1,662)
Net defined benefit pension plans	(587,938)	193,520	(394,418)

Other comprehensive income (loss)	¥(1,069,025)	¥331,003	¥(738,022)

	Thousands of Yen
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Year ended March 31, 2017:
Foreign currency translation adjustments	¥(188,036)	¥6,926	¥(181,110)
Unrealized holding gain (loss) on securities:
Amount arising during the period	1,840,782	(579,846)	1,260,936
Less: Reclassification adjustments for losses included in net income	27,846	(8,827)	19,019
Other	–	140	140
Net unrealized holding gain (loss) during the period	1,868,628	(588,533)	1,280,095
Defined benefit pension plans:
Amount arising during the period	276,702	(87,161)	189,541
Less: Reclassification adjustments for losses included in net income	24,584	(10,079)	14,505
Net defined benefit pension plans	301,286	(97,240)	204,046

Other comprehensive income (loss)	¥1,981,878	¥(678,847)	¥1,303,031

The changes in accumulated other comprehensive income (loss) by component for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Thousands of Yen
	Unrealized holding gain on securities	Defined benefit pension plans	Foreign currency translation adjustments	Total
Year ended March 31, 2014:	¥1,483,356	¥(146,203)	¥375,633	¥1,712,786
Other comprehensive income (loss) before reclassifications	84,624	(81,449)	247,273	250,448
Amounts reclassified out of accumulated other comprehensive income	(23,034)	(1,551)	–	(24,585)
Other comprehensive income (loss)	61,590	(83,000)	247,273	225,863
Year ended March 31, 2015:	¥1,544,946	¥(229,203)	¥622,906	¥1,938,649

	Thousands of Yen
	Unrealized holding gain on securities	Defined benefit pension plans	Foreign currency translation adjustments	Total
Year ended March 31, 2015:	¥1,544,946	¥(229,203)	¥622,906	¥1,938,649
Other comprehensive loss before reclassifications	(278,589)	(392,756)	(71,610)	(742,955)
Amounts reclassified out of accumulated other comprehensive income	2,637	(1,662)	–	975
Other comprehensive loss	(275,952)	(394,418)	(71,610)	(741,980)
Year ended March 31, 2016:	¥1,268,994	¥(623,621)	¥551,296	¥1,196,669

	Thousands of Yen
	Unrealized holding gain on securities	Defined benefit pension plans	Foreign currency translation adjustments	Total
Year ended March 31, 2016:	¥1,268,994	¥(623,621)	¥551,296	¥1,196,669
Other comprehensive income (loss) before reclassifications	1,261,076	189,541	(181,110)	1,269,507
Amounts reclassified out of accumulated other comprehensive income	19,019	14,505	–	33,524
Other comprehensive income (loss)	1,280,095	204,046	(181,110)	1,303,031
Year ended March 31, 2017:	¥2,549,089	¥(419,575)	¥370,186	¥2,499,700

The amounts reclassified from accumulated other comprehensive income (loss) to the consolidated statements of income, with presentation location, for the years ended March 31, 2015, 2016 and 2017, are as follows:

	Thousands of Yen
	2015	2016	2017	Location

Other comprehensive income (loss) components:
Unrealized holding gain on securities	¥35,934	–	¥2,708	Net gain on sales of other investments
	–	¥(3,965)	¥(30,554)	Impairment of other investments
	(12,900)	1,328	8,827	Income tax expense
	23,034	(2,637)	(19,019)	Net income
Defined benefit pension plans	2,413	2,606	¥(24,584)	Net periodic pension costs (Note 13)
	(862)	(944)	10,079	Income tax expense
	1,551	1,662	(14,505)	Net income
Total amount reclassified	¥24,585	¥(975)	¥(33,524)

16.	BASIC AND DILUTED NET INCOME PER COMMON SHARE

Basic and diluted net income attributable to Internet Initiative Japan Inc. per common share for the three years ended March 31, 2015, 2016 and 2017 is as follows:

	Thousands of Yen
	2015	2016	2017

Numerator:
Net income attributable to Internet Initiative Japan Inc.―basic and diluted	¥3,322,081	¥4,038,282	¥3,166,510

	Number of Shares
	2015	2016	2017

Denominator:
Weighted-average common shares outstanding―basic	45,942,291	45,950,098	45,652,981
Dilutive effect of stock options	72,446	93,285	119,489
Weighted-average common shares outstanding―diluted	46,014,737	46,043,383	45,772,470

	Yen
	2015	2016	2017

Basic net income attributable to Internet Initiative Japan Inc. per common share	¥72.31	¥87.88	¥69.36

Diluted net income attributable to Internet Initiative Japan Inc. per common share	¥72.20	¥87.71	¥69.18

17.	COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in litigation and claims arising in the ordinary course of business. In evaluating the matter on an ongoing basis, the Company takes into account amounts already accrued on the consolidated balance sheet. The Company believes that an exposure to loss does not exist in excess of the amount accrued and the negative adverse outcome of such litigation and claims would not have a significant impact on the consolidated financial position or results of operations.

On September 1, 2010, IIJ-Global entered into a Solutions Engagement Agreement with IBM Japan Ltd., IIJ-Global’s largest sales partner. This agreement, which establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, contains indemnification for IIJ-Global to perform services, functions, responsibilities and others in a way that were being performed by AT&T Japan. This agreement renews automatically every year. IIJ-Global had no obligation for the indemnification as of March 31, 2017.

In May 2006, January 2007, January 2008 and January 2015, IIJ entered into agreements (four agreements in total) for investing in funds which invest in mainly unlisted stocks with an investment advisory company. IIJ committed to provide up to $5,000 thousand for each fund ($20,000 thousand in total) upon the request of the fund until January 31, 2027. IIJ has provided a total of $14,917 thousand to the funds as of March 31, 2017. The amounts invested in their funds were recorded as other investments in the Company’s consolidated balance sheets.

In April 2013, IIJ entered into an agreement to invest in a corporation reconstruction fund with an investment advisory company. IIJ committed to provide up to ¥100,000 thousand upon the request of the fund until April 23, 2018. IIJ has provided a total of ¥89,804 thousand to the fund as of March 31, 2017. The amounts invested in the fund were recorded as other investments in the Company’s consolidated balance sheets.

18.	FINANCIAL INSTRUMENTS

Fair Value—In the normal course of business, the Company invests in financial assets. To estimate the fair value of those financial assets, the Company uses quoted market prices to the extent that they are available. Where a quoted market price is not available, the Company estimates fair value using primarily the discounted cash flow method. For certain financial assets and liabilities, such as trade receivables and trade payables, which are expected to be collected and settled within one year, the Company assumes that the carrying amount approximates fair value due to their short maturities. Investments for which it is not practicable to estimate fair value primarily consist of investments in a number of unaffiliated and unlisted smaller sized companies and the estimate of their fair values cannot be made without incurring excessive costs. Refundable insurance policies are carried at cash surrender value. Long-term borrowings and long-term accounts payable are valued based on the present value of future cash flows associated with each instruments discounted using current market borrowing rates for similar debt instruments of comparable maturity. The carrying amounts and fair value of financial instruments are summarized below:

	Thousands of Yen
	2016		2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other investments for which it is:
Practicable to estimate fair value	¥3,944,397	¥3,944,397	¥5,780,340	¥5,780,340
Not practicable	2,004,344	–	2,144,574	–
Noncurrent refundable insurance policies (other assets)	155,727	155,727	211,526	211,526
Long-term borrowings	–	–	8,500,000	8,485,311
Long-term accounts payable (other noncurrent liabilities)	–	–	1,468,183	1,466,952

Cash and cash equivalents were classified as Level 1 instruments. Short-term and long-term borrowings and long-term accounts payable were classified as Level 2 instruments.

Other investments for which it is practicable to estimate fair value are available-for-sales equity and debt securities disclosed in Note 4.

Other investments for which it is not practicable to estimate fair value were comprised of non-marketable equity securities of ¥1,019,685 thousand and investments in funds of ¥984,659 thousand as of March 31, 2016 and non-marketable equity securities of ¥1,123,620 thousand and investments in funds of ¥1,020,954 thousand as of March 31, 2017.

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

Level 1—	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2—	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3—	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

There were no transfers between Level 1 and Level 2 for the years ended March 31, 2016 and 2017.

Assets Measured at Fair Value on a Recurring Basis

The following table presents the Company’s assets that are measured at fair value on a recurring basis at March 31, 2016 and 2017, consistent with the fair value hierarchy provisions of ASC 820.

	Thousands of Yen

March 31, 2016	Level 1	Level 2	Level 3	Total

Assets—
Available-for-sale securities— equity securities	¥3,830,847	–	–	¥3,830,847
Available-for-sale securities— debt securities	–	¥113,550	–	113,550
Total assets	¥3,830,847	¥113,550	–	¥3,944,397

	Thousands of Yen

March 31, 2017	Level 1	Level 2	Level 3	Total

Assets—
Available-for-sale securities— equity securities	¥5,669,510	–	–	¥5,669,510
Available-for-sale securities— debt securities	–	¥110,830	–	110,830
Total assets	¥5,669,510	¥110,830	–	¥5,780,340

Available-for-sale securities are comprised of marketable equity and debt securities. Marketable equity securities are listed on Japan and Hong Kong securities markets and are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Marketable debt securities are valued using quoted prices obtained from financial institutions.

Assets Measured at Fair Value on a Nonrecurring Basis

	Thousands of Yen
March 31, 2016	Level 1	Level 2	Level 3	Impairment Loss

Assets:
Trademark	–	–	¥96,000	¥11,000
	–	–	¥96,000	¥11,000

	Thousands of Yen
March 31, 2017	Level 1	Level 2	Level 3	Impairment Loss

Assets:
Trademark	–	–	¥15,000	¥81,000
	–	–	¥15,000	¥81,000

The trademark right related to hi-ho with a carrying amount of ¥107,000 thousand was written down to a fair value of ¥96,000 thousand, resulting in an impairment charge of ¥11,000 thousand, which was included in the Company’s consolidated statement of income for the year ended March 31, 2016 and was written down to a fair value of ¥15,000 thousand, resulting in an impairment charge of ¥81,000 thousand, which was included in the Company’s consolidated statement of income for the year ended March 31, 2017. The impaired trademark was classified within Level 3 as the Company used unobservable inputs such as expected future income to value the trademark.

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

The following table presents information relating to the significant unobservable inputs of the Company’s Level 3 non-recurring measurements.

	Thousands of Yen

March 31, 2016	Fair value	Valuation technique	Unobservable inputs	Range

Trademark	¥96,000	Relief from royalty method	Discount Rate	6.3%
			Royalty rate	0.3%

	Thousands of Yen

March 31, 2017	Fair value	Valuation technique	Unobservable inputs	Range

Trademark	¥15,000	Relief from royalty method	Discount Rate	6.8%
			Royalty rate	0.1%

20.	BUSINESS SEGMENTS

The operating segments reported below are those for which segment-specific financial information is available. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP. The Company’s chief operating decision-maker uses this financial information to make decisions on the allocation of resources and to evaluate business performance.

The Network service and systems integration business segment comprises revenues from network services, systems integration and equipment sales.

The ATM operation business segment comprises revenues from the ATM operation business.

Revenues:

	Thousands of Yen
	2015	2016	2017

Network service and systems integration business:
Customers	¥119,409,987	¥136,759,130	¥153,738,978
Intersegment	408,567	383,058	387,178
Total	119,818,554	137,142,188	154,126,156
ATM operation business:
Customers	3,640,128	3,888,878	4,050,081
Intersegment	–	–	–
Total	3,640,128	3,888,878	4,050,081

Elimination	(408,567)	(383,058)	(387,178)
Consolidated total	¥123,050,115	¥140,648,008	¥157,789,059

Segment Profit or Loss:

	Thousands of Yen
	2015	2016	2017

Operating income:
Network service and systems integration business	¥4,334,946	¥5,127,807	¥3,853,960
ATM operation business	886,340	1,148,922	1,437,601
Elimination	(146,048)	(136,375)	(157,254)
Consolidated total	¥5,075,238	¥6,140,354	¥5,134,307

Segment Assets:

	Thousands of Yen
	2016	2017

Segment assets:
Network service and systems integration business	¥113,747,677	¥132,756,717
ATM operation business	4,087,227	4,638,432
Elimination	–	–
Consolidated total	¥117,834,904	¥137,395,149

Other significant items:

	Thousands of Yen
	2015	2016	2017

Depreciation and amortization:
Network service and systems integration business	¥9,139,687	¥9,377,657	¥10,400,255
ATM operation business	537,652	543,898	493,402
Consolidated total	¥9,677,339	¥9,921,555	¥10,893,657

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

21.	ADVERTISING EXPENSES

Advertising expenses incurred during the years ended March 31, 2015, 2016 and 2017 related primarily to advertisements in magazines, journals and newspapers and amounted to ¥574,118 thousand, ¥815,439 thousand and ¥953,632 thousand, respectively.

22.	RELATED PARTY TRANSACTIONS

NTT and its subsidiaries own 26.0% of IIJ's outstanding common shares and 26.9% of IIJ's voting shares as of March 31, 2017.

The Company entered into a number of different types of transactions with NTT and its subsidiaries, including purchases of wireline telecommunication services for the Company’s offices and capital lease arrangements. For the Company’s connectivity and outsourcing services, the Company purchases international and domestic backbone services, local access lines and rental rack space in data centers and mobile data communication services from NTT and its subsidiaries. The Company sells to NTT and its subsidiaries its services, system integration services and monitoring services for their data centers.

The amounts of balances as of March 31, 2016 and 2017 and transactions of the Company with NTT and its subsidiaries for the each of the three years in the period ended March 31, 2017, are summarized as follows:

	Thousands of Yen
	2015	2016	2017

Accounts receivable	–	¥1,184,804	¥1,164,732
Accounts payable	–	3,041,505	3,970,794
Lease obligations	–	1,750,054	2,771,532
Revenues	2,898,040	3,129,622	3,440,263
Costs	16,706,036	24,268,440	31,991,750
Interest expenses	24,402	30,370	48,234

As for balances and transactions with equity method investees, refer to Note 6, “Investments in Equity Method Investees.”

23.	SUBSEQUENT EVENTS

On June 28, 2017, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2017 of ¥13.5 per share or ¥608,317 thousand in the aggregate.

* * * * * *

