Form 20-F
period 2018-03-31
INTERNET INITIATIVE JAPAN INC
filed 2018-06-29
CIK 1090633

As filed with the Securities and Exchange Commission on June 29, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

As of March 31, 2018, 46,713,800 shares of common stock were outstanding, including 811,425 shares represented by an aggregate of 1,622,850 American Depositary Shares.

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

As used in this annual report, references to “IIJ” are to Internet Initiative Japan Inc. and references to “the Company,” “the Group,” “we,” “our,” “our group” and “us” are to Internet Initiative Japan Inc. and its subsidiaries except as the context otherwise requires.

References in this annual report to “yen” or “¥” are to Japanese yen and references to “U.S. dollars” or “$” are to United States dollars.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.  Selected Financial Data

The following tables include selected historical financial data as of and for each of the fiscal years ended March 31, 2014, 2015, 2016, 2017, and 2018. The data in the table is derived from our audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm. You should read the selected consolidated financial data together with Item 5. “Operating and Financial Review and Prospects” of this annual report on Form 20-F and our consolidated financial statements and the notes to our consolidated financial statements beginning on page F-1.

	As of and for the fiscal year ended March 31,
	2014	2015	2016	2017	2018
	(millions of yen, except per share and ADS data)
Statement of Income Data:
REVENUES:
Network services:
Internet connectivity services (enterprise)	¥16,585	¥16,350	¥17,597	¥22,634	¥27,944
Internet connectivity services (consumer)	6,025	8,222	15,256	21,735	24,761
WAN services	25,006	24,326	25,177	26,460	29,295
Outsourcing services	19,670	20,108	21,266	22,167	26,119
Total	67,286	69,006	79,296	92,996	108,119
Systems integration:
Systems construction	18,673	20,437	21,145	22,626	22,528
Systems operation and maintenance	23,796	27,800	33,043	35,123	37,903
Total	42,469	48,237	54,188	57,749	60,431
Equipment sales	1,690	2,167	3,275	2,994	3,470
ATM operation business	2,827	3,640	3,889	4,050	4,031
Total revenues	114,272	123,050	140,648	157,789	176,051

COSTS AND EXPENSES:
Cost of network services	53,046	54,932	64,239	76,387	88,698
Cost of systems integration	36,510	41,562	46,226	50,992	53,612
Cost of equipment sales	1,527	1,932	2,969	2,735	3,142
Cost of ATM operation business	2,123	2,552	2,559	2,428	2,366
Total costs	93,206	100,978	115,993	132,542	147,818
Sales and marketing	8,548	9,188	10,589	11,432	12,688
General and administrative	6,374	7,368	7,471	8,215	8,296
Research and development	421	441	455	466	487
Total costs and expenses	108,549	117,975	134,508	152,655	169,289
OPERATING INCOME	5,723	5,075	6,140	5,134	6,762

OTHER INCOME (EXPENSES):
Dividend income	51	63	93	118	243
Interest income	27	23	28	35	31
Interest expense	(256)	(238)	(241)	(304)	(375)
Net gain on sales of other investments	108	41	24	217	1,068
Other — net	622	175	149	227	111
Other income — net	552	64	53	293	1,078

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	6,275	5,139	6,193	5,427	7,840
INCOME TAX EXPENSE	1,795	1,897	2,183	2,225	2,696
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	204	155	180	130	135
NET INCOME	4,684	3,397	4,190	3,332	5,279
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(242)	(75)	(152)	(165)	(170)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥4,442	¥3,322	¥4,038	¥3,167	¥5,109

	As of and for the fiscal year ended March 31,
	2014	2015	2016	2017	2018
	(millions of yen, except per share and ADS data)

Per Share and ADS Data:
Basic net income attributable to IIJ per common share	¥100.26	¥72.31	¥87.88	¥69.36	¥113.37
Diluted net income attributable to IIJ per common share	100.14	72.20	87.71	69.18	112.99
Basic net income attributable to IIJ per ADS equivalent	50.13	36.16	43.94	34.68	56.69
Diluted net income attributable to IIJ per ADS equivalent	50.07	36.10	43.86	34.59	56.50

Cash dividends declared per share:
Japanese Yen	¥22.00	¥22.00	¥22.00	¥27.00	¥27.00
U.S. Dollars (1)	$0.21	$0.18	$0.20	$0.24	$0.24
Basic weighted-average number of shares	44,306,680	45,942,291	45,950,098	45,652,981	45,062,878
Diluted weighted-average number of shares	44,361,083	46,014,737	46,043,383	45,772,470	45,215,686
Basic weighted-average number of ADS equivalents (thousands)	88,613	91,885	91,900	91,306	90,126
Diluted weighted-average number of ADS equivalents (thousands)	88,722	92,029	92,087	91,545	90,431

Balance Sheet Data:
Cash and cash equivalents	¥22,421	¥21,094	¥19,569	¥21,959	¥21,403
Total assets	103,867	108,705	117,835	137,395	153,449
Short-term borrowings	9,400	9,250	9,250	9,250	9,250
Long-term borrowings, including capital lease obligations:
Current portion	4,733	3,522	3,954	4,819	5,656
Noncurrent portion	4,603	4,340	7,779	18,885	26,421
Common stock	25,497	25,500	25,509	25,509	25,512
Total IIJ shareholders’ equity	59,912	62,504	64,845	66,742	73,270

Operating Data:
Capital expenditures, including capitalized leases (2)	¥12,560	¥11,835	¥14,812	¥16,531	¥20,828

Operating margin ratio (3)	5.0%	4.1%	4.4%	3.3%	3.8%

Net cash provided by (used in):
Operating activities	¥8,787	¥12,912	¥12,052	¥7,368	¥13,262
Investing activities	(10,203)	(8,073)	(8,377)	(7,376)	(13,037)
Financing activities	11,382	(6,283)	(5,201)	2,492	748

_________________

(1)	The dividends per share were translated into U.S. dollars at the relevant record date.
(2)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure can be found in the following page.
(3)	Operating income as a percentage of total revenues.

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

	For the fiscal year ended March 31,
	2014	2015	2016	2017	2018
	(millions of yen)
Capital expenditures:
Acquisition of assets by entering into capital leases(1)	¥3,436	¥3,678	¥6,118	¥8,302	¥7,109
Purchases of property and equipment(2)	9,124	8,157	8,694	8,229	13,719
Total capital expenditures	¥12,560	¥11,835	¥14,812	¥16,531	¥20,828

_____________________

(1)	Regarding the acquisition of assets by entering into capital leases for the fiscal year ended March 31, 2016, sales-type leases are excluded from purchase of property and equipment disclosed in our consolidated financial statement of cash flows.
(2)	Regarding the purchases of property and equipment for the fiscal years ended March 31, 2016, 2017, and 2018, sales-leaseback transactions are excluded from purchases of property and equipment disclosed in our consolidated financial statements of cash flows.

Exchange Rates

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar will affect the U.S. dollar and other currency equivalent of the yen price of IIJ shares and the U.S. dollar amounts received on conversion of any cash dividends, which in turn will affect the U.S. dollar price of IIJ ADSs. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥106.20 per U.S. $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30,　2018. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

The following table presents the noon buying rates for Japanese yen per U.S. $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal year ended March 31, (1)	High	Low	Average(2)	Period-end
2014	¥105.25	¥92.96	¥100.46	¥102.98
2015	121.50	101.26	110.78	119.96
2016	125.58	111.30	120.13	112.42
2017	118.32	100.07	108.31	111.41
2018	114.25	104.83	110.70	106.20

Calendar year 2018
January	¥113.18	¥108.38	¥110.87	¥109.31
February	110.40	106.10	107.97	106.62
March	106.91	104.83	106.05	106.20
April	109.33	105.99	107.66	109.28
May	111.08	108.62	109.69	108.73
June (through June 22, 2018)	110.58	109.45	110.02	109.98

_____________________

(1)	Exchange rate refers to the foreign exchange rate as set forth in the H.10 statistical release and historical data of the Board of Governors of the Federal Reserve System.
(2)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.

The noon buying rate on June 22, 2018 was ¥109.98 per $1.00.

A.	Capitalization and Indebtedness

Not required.

B.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our business is principally conducted in Japan and most of our revenues are from customers operating in Japan. For the fiscal year ended March 31, 2018, approximately 97% of our total revenues were from customers operating in Japan. If the Japanese economy deteriorates and that results in significantly lower levels of network and systems related investment and expenditures, customers may respond to such conditions by prioritizing low prices over quality, or we may experience severe price reduction pressure and/or cancellation of large accounts. Such conditions may also make it difficult to maintain our current level of revenues and income, or achieve our expected revenues and income, or payout our target dividends.

In addition to factors related to general economic conditions in Japan, we may not be able to maintain our current level of revenues and income or achieve our expected levels of revenues and income. In fact, we revised our disclosed financial targets downward for the fiscal years ended March 31, 2014, 2015, and 2017 due to several factors unrelated to general economic conditions in Japan. Operating income for the fiscal year ended March 31, 2017 decreased from that of fiscal year ended March 31, 2016. Factors that may prevent us from maintaining our current level of revenues and income or achieving our expected levels of revenues and income include but are not limited to the following:

•	a decrease or weaker than expected growth in our network services revenues which include Internet connectivity services for enterprise, Internet connectivity services for consumers, Wide Area Network (“WAN”) services, and outsourcing services if, for example, we fail to develop and offer competitive services and solutions in a timely manner, if our service line-ups become obsolete, if we fail to keep up with rapidly changing market trends, especially for the consumer market, if service prices fall dramatically due, for example, to tough competition regarding customer acquisition, especially for our mobile services for consumers which are provided through direct sales, sales partnerships, and Mobile Virtual Network Enabler (“MVNE”) strategy, or if we experience cancellations or usage reductions, especially in large accounts, due, for example, to corporate customers’ demand to cut costs or a decrease in customers’ needs for network usage for enterprise services,

•	a decrease or weaker than expected growth in our systems construction revenues and lower margins if, for example, we fail to successfully differentiate our technical skills from those of our competitors, if corporate customers put off placing orders with us, if we fail to hire adequate employees or acquire outsourcing resources to complete systems projects appropriately, if we fail to effectively manage and assign outsourcing resources, if we have serious troubles or problems in certain projects which may become unprofitable or incur losses, especially for large-scale projects, or if we pursue unprofitable construction projects in order to, for example, gain greater business opportunities and to acquire continuous systems operation and maintenance profit in the future. Our systems construction revenues may decrease due to the continuing trend of cloud computing services replacing conventional on-site hardware,

•	a decrease or weaker than expected growth in our systems operation and maintenance revenues and lower margins if, for example, the number and the size of systems construction projects which contain continuous systems operation and maintenance decrease or do not significantly increase, if our cloud computing services revenues do not grow as anticipated, or if we fail to effectively manage and assign outsourcing resources, or if we have serious troubles or problems in certain projects which may become unprofitable or incur losses. Also, we may have cancellations or reductions in current systems operation and maintenance revenues due, for example, to severe price reduction requirements, especially for large-scale projects, or due to customers’ intention to reduce or eliminate their systems,

•	an inability to achieve anticipated revenue and income growth for our cloud computing services, in which we have been continuously investing in facilities such as some portion of our data centers, servers, storages, software and other equipment as well as service developments if, for example, the cloud computing market in Japan does not expand as large as we expect or takes a longer time to expand than we expect, if we fail to successfully differentiate our services from those of our increasing number of competitors, including global players, if we have serious system troubles and interruptions with our cloud computing services that damage our credibility or cause customers to question the reliability of our services, if market prices for the services fall dramatically, if we experience cancellations of large contracts or reduction of usage, or if Japanese companies strongly maintain their current systems and fail to adopt cloud computing services to the extent currently anticipated. We decided to build our own data center in order to meet the future data center capacity demand as well as integrate our data center racks that are currently widely dispersed among Eastern Japan area’s data centers. We plan to place module-based data center, rather than a traditional building-based data center. For more discussion on the risks related to our cloud computing services, please refer to other parts of “Risk Factors” including “Our investment in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

•	an inability to achieve anticipated revenue and income growth for our mobile services for both enterprise and consumer, in which we have been expanding our service infrastructure by increasing the purchasing volume of mobile bandwidth mainly from NTT DoCoMo Inc. (“NTT Docomo”), enhancing marketing activities, including increasing related advertisement expenses, if, for example, the Japanese inexpensive LTE Subscriber Identity Module (“SIM”) card market does not expand as we expect or takes a longer time to expand than we expect, if we experience severe customer acquisition and/or price competition, if Mobile Network Operators (“MNOs”) and their affiliated companies which currently dominate the Japanese consumer mobile market further implement low price strategies, if we fail to successfully differentiate our services from those of an increasing number of competitors, if we fail to carry out our marketing strategy and are left with significant increases in selling, general and administrative (“SG&A”) expenses, if we fail to maintain appropriate relationships with our sales partners, if we face troubles in providing services which damage our credibility, if we are faced with heavy concentrations of mobile traffic at certain hours which requires us to purchase greater than our expected volume of bandwidth thus resulting in cost increases, or if we experience an unexpected level of wholesale telecommunication services charge changes by MNOs, such as NTT Docomo. We launched full-Mobile Virtual Network Operator (“MVNO”) services in March 2018 and plan to expand our service line-up. In light of the service launch, our network services’ fixed type cost is expected to increase by approximately ¥0.1 billion per month, consisting mainly of depreciation cost for HLR (Home Location Register) and HSS (Home Subscriber Server) systems constructed by us, and the accumulation of monthly payments to NTT Docomo for its network remodeling which will not be recognized as our capital expenditures but will be included in our monthly payments to NTT Docomo. For more discussion on the risks related to our mobile business, please refer to other parts of “Risk Factors” including “Our investment in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

•	an inability to achieve anticipated revenue and income growth for our overseas business, in which we have been investing in overseas subsidiaries, facilities and increasing staff, if, for example, we fail to offer competitive services and solutions, if our domestic customers reduce their overseas business and/or refrain from operating overseas business, if we fail to develop a customer base overseas, if we fail to attract and attain qualified personnel overseas, if we fail to provide our services as reliably as we provide them in the domestic market, if we fail to successfully work with business partners abroad, or if we fail to adequately control overseas subsidiaries and comply with necessary regulations. We may expand our presence overseas by, for example, increasing overseas subsidiaries or participating in more joint ventures with local companies. For more discussion on the risks related to our overseas business, please refer to other parts of “Risk Factors” including “Our investment in our new business and service developments may not produce the returns we expect or may affect our results of operations and financial condition adversely.”

•	a decline in the profitability of network services if, for example, we invest in and contract more network capacity, including service facilities, than we actually require to serve our customers, if we experience unexpected increases or smaller-than-expected decreases in prices such as for electricity, leasing lines for our Internet backbone and interconnectivity bandwidth for MVNO infrastructure. These unexpected price fluctuations could be due, for example, to a shortage in electricity, an increase in Internet traffic volume and general demand for the infrastructure. There may also be price increases for international leasing lines and network equipment for service facilities, including cloud computing services, due, for example, to the weaker Japanese yen,

•	slower and/or weaker than expected revenues growth against significant investments in business such as back-office systems, research and development, and other similar expenses and investments which we may be forced to make in the future in order to remain competitive or support business growth, and an unexpected level of increase in depreciation and amortization, loss on disposal, or loss due to obsolescence. We may continuously reinforce our back-office operations by making necessary investments to support revenue growth,

•	an unexpected level of increase in personnel and outsourcing costs as well as related operating costs and expenses including office rent expenses if, for example, we fail to manage personnel and outsourcing resources effectively, if we experience a shortage of human resources in the market, or if we face pressure to raise individual salaries by a large amount due, for example, to Japanese labor market situation. As for our overall personnel costs, they continuously increase year over year as we acquire new employees in addition to the regular annual pay raise for existing employees. We may fail to raise enough revenue to cover the increase in these costs and expenses.

•	an unexpected level of increase in SG&A expenses, such as personnel-related expenses, office rent-related expenses, sales commission expenses, and advertising expenses,

•	the recording of an impairment loss on current and future intangible assets, which are recognized in relation to any mergers and acquisitions, that are subject to amortization, such as customer relationships, and/or are not subject to amortization, such as goodwill, as a result of an impairment test,

•	the recording of an impairment loss and/or a retirement on tangible assets, software, network, service facilities and others if they fail to generate future cash flow as expected,

•	the recording of impairment losses on nonmarketable equity securities and funds,

•	the recording of unrealized gains and/or losses in other income (expenses) due to fluctuation of share prices for our available-for-sale equity securities following the revision of U.S. GAAP. Unrealized gains or losses on holding available-for-sale equity securities as recorded on our consolidated balance sheet as of March 31, 2018 were measured based on closing prices of March 30, 2018, the final day of trading in the fiscal year ended March 31, 2018 and were reclassed from accumulated other comprehensive income to retained earnings at the beginning of the fiscal year ending March 31, 2019. For future periods, fluctuations of unrealized gains or losses due to fluctuation of stock prices will be recognized in other income (expenses) in every quarter under the U.S. GAAP.

We are considering to voluntarily adopt International Financial Reporting Standards (“IFRS”) from the filing of our annual report for the fiscal year ending March 31, 2019. Until then, we plan to continue preparing our consolidated financial statements disclosed in earnings press release as well as in the Convocation Notice for the 27th Ordinary General Meeting for Shareholders under U.S. GAAP. Because of different accounting principles, especially on different processing on unrealized gains or losses on holdings available-for-sale equity securities, our consolidated financial statements disclosed in the annual report, which might be prepared under IFRS, might differ from our consolidated financial statements disclosed in earnings press release as well as in the Convocation Notice for the 27th Ordinary General Meeting for Shareholders, which will be prepared under the U.S. GAAP.

•	the recording of foreign exchange gain and/or loss such as for our U.S. dollars and British pounds denominated bank deposits, other overseas assets, and liabilities related to our overseas business,

•	the decline in the value and trading volume of our holding of available-for-sale securities from which we expect gains on sale,

•	a negative effect on our revenues and profits if our consolidated subsidiaries and/or equity method investees including newly established ones, such as DeCurret Inc. (“DeCurret”) which is to provide cryptocurrency exchange and settlement business as well as JOCDN Inc. (“JOCDN”) which provides contents distribution network (“CDN”) services, cannot achieve our expected levels of revenues or manage costs and expenses in a timely and adequate manner,

•	a negative effect on our credibility, corporate image, or revenues and profits if we are unable to provide our services without interruption to customers due, for example, to power supply shortage, and

•	a negative effect on our revenues and profits if new business areas to which we are to emphasize business investment such as content distribution, Machine to Machine (“M2M”), Internet of Things (“IoT”), health care and further development of overseas business cannot achieve our expected level of revenues or manage costs and expenses in a timely and adequate manner.

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

We anticipate that cloud computing services for enterprise should become widely used in Japan in the middle-to long-term. In addition to the competitors listed above, global players such as Amazon Web Services, Inc. and MICROSOFT CORPORATION have been aggressively expanding their business and may put additional business resources into the cloud computing business which may lead to strong competition, including price competition, in Japan. If we fail to successfully differentiate our services and solutions from these competitors, we may not be able to achieve expected future revenues and income, or we may not recoup our investments in cloud computing services, which may adversely affect our financial condition and results of operations.

As for our consumer business, especially our mobile services for consumers, in which we offer inexpensive LTE SIM cards through an MVNO scheme, we may not be able to achieve expected future revenues and income due, for example, to severe competition for pricing and customer acquisition, as a growing number of competitors and companies with greater financial resources enter the market, a failure to differentiate our services from competitors, our limited brand recognition among consumers and a lack of experience in providing services to consumers. Moreover, we may increase marketing expenses in order to improve our limited brand recognition among consumers. The major competitors of consumer mobile services business are NTT Docomo, KDDI, SoftBank Group Corp. (“SoftBank”), their affiliated companies, and MVNOs including NTT Communications Furthermore, additional new competitors may emerge and the competitive landscape may change.

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

We have been investing in new business, service and solution developments to further grow our business. Such investments include, for example, an increase in human resources and capital expenditures. As for the number of our employees, we had 2,980, 3,104 and 3,203 employees as of March 31, 2016, 2017, and 2018 respectively. Capital expenditures, including capitalized leases, depreciation and amortization expenses for property and equipment, and working capital are increasing along with our business expansion efforts. Capital expenditures, including capitalized leases, for the fiscal years ended March 31, 2016, 2017, and 2018 were ¥14.8 billion, ¥16.5 billion and ¥20.8 billion, respectively. Capital expenditure in the fiscal year ended March 31, 2018 include approximately ¥1.2 billion for the acquisition of land for our own new data center of as well as approximately ¥3 billion of capital expenditures for cloud service facility in Western Japan for usage from the fiscal year ending March 31, 2019. Depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2016, 2017, and 2018 were ¥9.5 billion, ¥10.5 billion and ¥12.0 billion respectively. If our investment returns are not realized in the future, our investments may become obsolete, which may adversely affect our financial condition and results of operations. Our recent enhanced business investments could lead to a greater uncertainty in our financial outlook.

We are investing heavily in our cloud computing services and infrastructure as the cloud computing services market in Japan is anticipated to grow over the middle term. Revenues for our cloud computing services for the fiscal years ended March 31, 2016, 2017, and 2018 were ¥14.1 billion, ¥15.7 billion and ¥17.9 billion, respectively. The capital expenditures, including capitalized leases, related to our domestic cloud computing services for the fiscal years ended March 31, 2016, 2017, and 2018 were ¥4.4 billion, ¥3.6 billion and ¥7.9 billion, respectively. Capital expenditures during the fiscal year ended March 31, 2018 include approximately ¥3 billion of capital expenditures for a cloud service facility in Western Japan for usage from the fiscal year ending March 31, 2019. As we expand our cloud computing services capabilities in order to meet the increasing demand, we will need to acquire more servers, network equipment and data center facilities, as well as human resources. Along with our business investments for cloud computing services, related costs such as depreciation and amortization are increasing significantly compared to cloud-related revenue. We anticipate that we can leverage our strong customer base and our engineering skills to further expand our cloud computing related services; however, if the expansion of the cloud computing market does not proceed at its expected pace or takes longer than expected, if we face troubles in providing cloud computing services which damage our credibility or lead customers to question the reliability of our services, if we fail in our marketing strategy and fail to introduce cloud service line-ups that are superior to our competitors and promote business enterprises’ cloud usage, if we invest more than customers demand, if severe price competition occurs, or if we should need more human resources and incur unexpected additional costs, we may not be able to achieve the returns or benefits we expect or we may need to increase the amount of our investments.

We have been providing mobile services from January 2008 by purchasing NTT Docomo’s mobile network infrastructure as an MVNO. The total (sum of enterprise and consumer) mobile services revenues were ¥15.6 billion, ¥26.7 billion and ¥35.3 billion for the fiscal years ended March 31, 2016, 2017, and 2018, respectively. The total number of our mobile services subscriptions was approximately 1,228 thousand, 1,856 thousand and 2,345 thousand as of March 31, 2016,　2017, and 2018, respectively. This increase is mainly due to growth in mobile services for consumers in which we offer inexpensive LTE SIM cards through MVNE scheme. Currently, most Japanese mobile phone consumers are contracted with mobile network carriers such as NTT Docomo, KDDI, and Softbank. We anticipate that the inexpensive LTE SIM card market in Japan should expand in the middle term because a small portion of Japanese mobile phone users are contracted with inexpensive LTE SIM card services. We may not be able to achieve our anticipated level of business growth if, for example, the market does not expand as currently anticipated, if MNOs and their affiliated companies implement strategies in order to maintain their customer base by dramatically lowering their pricing or offering comprehensive bundled services to make it harder for consumers to switch contracts to other providers, if price competition becomes severe, if we fail to differentiate our services from our competitors, if changes in regulation adversely affect our business, if we significantly damage our reputation or decrease customer trust by failing to offer reliable connectivity or cause serious systems or network troubles or if we fail to maintain or develop appropriate relationships with sales partners, if we face unfavorable changes in business conditions with these sales partners, including sales commission terms, or if we mismanage our marketing expenses, we may not be able to achieve our expected levels of business growth and could negatively impact our profit level. In fact, the affiliated companies of KDDI and Softbank in particular are aggressively promoting their consumer mobile services. Because business enterprise has been our main customer domain, IIJ is not well known among consumers. Therefore, we rely on our partnerships for sales channels, including prominent consumer retailers who have nationwide stores in order to have face-to-face sales counters, as well as MVNE strategy, through which we provide our MVNO infrastructure to corporate customers so that they can incorporate it into their own services, in order to generate subscriptions. The cost structure of mobile services imposes uncertainty on our financial outlook. Our mobile infrastructure purchasing volume from NTT Docomo has been increasing along with the growing subscriptions of our mobile services for consumers. We pay NTT Docomo a wholesale telecommunication service charge, which is a flat-rate charge per Mbps and the same charge currently has been applied to all of NTT Docomo’s MVNOs. The charge is calculated annually and it is mainly based on NTT Docomo’s mobile data communication infrastructure volume and its related costs, in accordance with the law and the guidelines administrated by the Ministry of Internal Affairs and Communications (“MIC”). The charge that was applied to our purchasing volume from NTT Docomo during the fiscal year ended March 31, 2018 was based on NTT Docomo’s mobile data communication infrastructure volume and related costs for the fiscal year ended March 31, 2017. The charge was fixed and notified to MVNOs purchasing volume from NTT Docomo, including us, in March 2018. The charge has been applied to not only our purchasing volume during the fiscal year ended March 31, 2018, but also during the fiscal year ended March 31, 2017. NTT Docomo’s unit price of wholesale telecommunication volume was revised in March 2018 for a decrease of 18.2% year over year, compared to 14.1% decrease in the previous year. This relatively large decrease seems to be mainly due to NTT Docomo’s cost decrease related to their change in depreciation method from declining-balance to straight line method from their fiscal year ended March 31, 2017. We need to apply our own estimated charge from the beginning of a fiscal year and calculate quarterly financial results based on our own estimated charge until the charge is finalized, generally in March. If there is a gap between our estimated charge decrease rate and the actual revised charge decrease rate, we will record increased costs if the actual revised charge decrease is smaller than our estimated charge decrease rate and will record decreased costs if the actual revised charge decrease is larger than our estimated charge decrease rate. As the volume we purchase from NTT Docomo increases, the uncertainty regarding our financial outlook, especially income, could also increase. We may make large-scale investments to enhance our mobile service line-ups in the future. For more discussion on mobile services’ structure, please refer to Item 5.D “Trend Information.”

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

The size of Japanese domestic economy is expected to be limited, though its IT investment should continue to increase, over the long run mainly due to the declining Japanese population and along with that many Japanese companies heading overseas to seek opportunities. Under such circumstances, we have been enhancing our overseas business developments mainly to expand our customer base and to meet the range of Information Technology (“IT”) network needs of our Japanese customers operating abroad since the fiscal year ended March 31, 2012. Revenues from our overseas business for the fiscal years ended March 31, 2016, 2017, and 2018 were ¥5.3 billion, ¥6.4 billion and ¥6.1 billion, respectively. Although our overseas revenue is still relatively small, if, for example, we fail to offer competitive services and solutions, if we fail to develop customer base for our overseas business, if we fail to acquire enough qualified personnel, or if we invest and contract more network capacity and service facilities than we actually need to serve our customers, due, for example, to our lack of experience in operating overseas business, our limited brand recognition overseas, and change in our domestic customers’ overseas business expansion strategy and refrain from operating overseas business, we may not be able to achieve our expected levels of revenues and profits. Overseas business expansion may impact our domestic business if, for example, we assign many engineers and other resources for our overseas business that our domestic business is left with insufficient resources to complete projects. Overseas business operating expenses and costs may increase due, for example, to commencement of cloud computing services, opening of new overseas subsidiaries, increasing employees, and investing in network facilities. Additionally, we may encounter difficulties in planning and managing operations due to unfavorable political or economic factors, such as geopolitical, cultural and religious conflicts, non-compliance with expected business conduct, local regulations and taxation laws, and a lack of adequate infrastructure. Moreover, changes in local regulations, policies, taxation laws, local regulations, business or investment permit approval requirements, foreign exchange controls, or the nationalization of assets or restrictions on the repatriation of returns from foreign investments in major markets and regions may affect our operating results. Also, a failure to maintain adequate controls to comply with regulations such as the U.S. Foreign Corrupt Practices Act (“FCPA”) may harm our reputation and adversely affect our financial results and business operation.

Along with our business expansion, our capital expenditures, our working capital and our interest-bearing liabilities are also increasing. Our bank borrowings (total of short- and long- term borrowings) were ¥9.3 billion, ¥17.8 billion and ¥24.8 billion as of March 31, 2016, 2017, and 2018, respectively. Our capital lease obligations (current and noncurrent) were ¥11.7 billion, ¥15.2 billion and ¥16.6 billion as of March 31, 2016, 2017, and 2018, respectively. Cash and cash equivalents were ¥19.6 billion, ¥22.0 billion and ¥21.4 billion as of March 31, 2016, 2017, and 2018, respectively.

Other than the above, we will continue to invest in the development of new businesses and services to enhance our current businesses and services such as IoT-related business, the content distribution business, the health care business and other businesses. However, there is no assurance that we can achieve the returns or benefits from the development of those businesses and services and this may adversely affect our financial condition and results of operations.

Our investments in our subsidiaries and equity method investees may not produce the returns we expect or may adversely affect our results of operations and financial condition.

In the past, we have invested in our group companies to expand our businesses and generate new businesses. As of June 29, 2018, we have sixteen consolidated subsidiaries and eight equity method investees. The financial performance of our consolidated subsidiaries directly affects our financial condition and results of operations and the financial performance of our equity method investees affects our financial condition and results of operations through our pro rata interest in our equity method investments. There can be no assurance that we will be able to maintain or enhance the value or the performance of such companies in which we have invested in or may invest in the future, or that we will achieve the returns or benefits from these investments. We may consider further reorganization of our group companies and there is no guarantee that we will be able to achieve the benefits that we expect from such reorganization. We may provide additional financial support in the form of loans, additional equity investments, guarantees, or leases in such companies. We may lose all or part of our investment relating to such companies if their value decreases as a result of their financial performance or if they go bankrupt, as in the case of our former equity-method investee, Crosswave Communications Inc. (“Crosswave”) in 2003. If our interests differ from those of other investors in entities over which we do not exercise control, we may not be able to realize synergies with the investees and it may adversely affect our financial condition and results of operations.

IIJ’s substantial investment in Crosswave, IIJ’s former equity method investee, became worthless due to Crosswave’s commencement of corporate reorganization proceedings. In August 2003, Crosswave filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan, and as a result of IIJ’s equity method net loss and an impairment loss taken in respect of IIJ’s investment in Crosswave, our net loss for the fiscal year ended March 31, 2003 was ¥15.6 billion, the highest net loss that we have ever experienced.

We established a joint venture, DeCurret, in January 2018 with eighteen Japanese companies. DeCurret plans to launch cryptocurrency exchange and settlement services. DeCurret is our equity method investee based on our 35% ownership into which we have injected a total of ¥1.8 billion in capital as of June 29, 2018. DeCurret’s planned cryptocurrency operations are subject to a significant amount of risk, including but not limited, to the followings:

•	uncertainty about the legal and regulatory status of blockchain technology in general and cryptocurrencies in particular, including the application of money-laundering of financial crimes laws to cryptocurrency exchanges and settlement providers;
•	uncertainty about the security of blockchain and cryptocurrency exchange and settlement services from hacking, cyberattacks, or bad actors;
•	fluctuation in cryptocurrency markets, including potential market manipulation by participants in cryptocurrency markets;
•	the ability to appropriately respond in a timely manner to changes in technology;
•	uncertainty about the competitive landscape as well as the success in our marketing strategy as increasing number of cryptocurrency exchange service providers emerge;

•	the extent to which blockchain technology and cryptocurrencies as a form of payment will maintain or achieve widespread adoption, and which cryptocurrencies will achieve such adoption; and
•	changes in regulation or restriction with regards to registration for cryptocurrency exchange and settlement business by the Japanese government. In Japan, in order to operate cryptocurrency related business such as exchange, registration by Japan’s Financial Service Agency is required, and DeCurret has neither received nor fixed timing of such registration as of June 29, 2018.

Adverse consequences arising from any of these risks could harm DeCurret’s brand name and reputation, cause significant decreases in demand for cryptocurrency-related services, or require DeCurret to make large, unexpected expenditures for technological infrastructure or equipment or incur legal fees or pay damages, fees or penalties arising from lawsuits, and regulatory administrative proceedings and/or we may incur unexpected level of equity in net loss if DeCurret fails to achieve anticipated business performance. We may inject additional capital into and/or lend money to DeCurret. These could, in turn, harm our investment in DeCurret and/or harm our brand name and reputation.

We established a joint venture, JOCDN, in December 2016 with fifteen major Japanese broadcasting companies to provide CDN services. JOCDN is our equity method investee based on our 20% ownership into which we have injected a total of ¥0.1 billion in capital as of June 29, 2018. If JOCDN cannot achieve our expected levels of revenues and profits, manage costs and expenses in a timely and adequate manner or incur unexpected expenses, it may adversely affect our financial condition and results of operations.

IIJ Global Solutions Inc. (“IIJ-Global”), which became our 100% owned consolidated subsidiary on September 1, 2010 after acquiring its stock from AT&T Japan LLC (“AT&T Japan”) for ¥9.2 billion, mainly provides WAN services. For the fiscal years ended March 31, 2017 and 2018, IIJ-Global had ¥28.0 billion and ¥29.0 billion in revenues, respectively, and ¥0.6 billion and ¥0.5 billion in operating income, respectively. If IIJ-Global cannot achieve our expected levels of revenues and profits, manage costs and expenses in a timely and adequate manner or incurs unexpected expenses, it may adversely affect our financial condition and results of operations. Intangible assets as of March 31, 2018 related to IIJ-Global were ¥3.8 billion, and if our network service division and/or IIJ-Global cannot achieve its future expected revenue and profit, we may incur a substantial impairment loss on its intangible assets, which may adversely affect our financial condition and results of operations. Related to the acquisition of IIJ-Global, IIJ-Global entered into a Solutions Engagement Agreement with IBM Japan Ltd. (“IBM Japan”), IIJ-Global’s largest sales partner. This agreement, which establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, contains an indemnification for IIJ-Global to perform services, functions, responsibilities and other actions in the same way as when the company was a part of AT&T Japan. Failure to perform in this manner may adversely affect our financial condition and results of operations. Furthermore, IIJ-Global and the Company may damage their relationship with IBM Japan, which may indirectly have an adverse impact on our financial condition and results of operations.

Trust Networks Inc. (“Trust Networks”), IIJ's consolidated subsidiary which was established in July 2007, is in charge of the ATM operation business. Trust Networks operates ATMs and the related network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2018, 1,096 ATMs were placed in locations such as Japanese pinball shops (“pachinko parlors”). As of March 31, 2018, IIJ has invested a total of ¥2.6 billion in Trust Networks (79.5% share ownership). For the fiscal years ended March 31, 2017 and 2018, the ATM operation business had ¥4.1 billion and ¥4.0 billion in revenues, respectively, and ¥1.4 billion and ¥1.5 billion in operating income, respectively. If Trust Networks is not able to introduce ATMs in accordance with its plan due, for example, to a longer than expected negotiation period with interested parties including banks, if it does not record ATM withdrawal transactions as anticipated due, for example, to a decrease in the number of pinball players as a result of a declining Japanese population or a decrease in consumer demand prompted by an increase in the Japanese consumption tax rate, if it incurs unexpected additional costs, or if we face unfavorable regulation and/or business condition changes, it may not be able to achieve its future expected revenue and profit, which may adversely affect our financial condition and results of operations. If the number of serviced ATMs increases, our capital expenditures including capitalized leases may increase due to the leasing or purchasing of ATMs.

As of June 29, 2018, we have ten overseas subsidiaries including IIJ America Inc. (“IIJ-America”) and IIJ Europe Limited (“IIJ-Europe”). During the fiscal year ended March 31, 2017, we established subsidiaries in Vietnam, IIJ Global Solutions Vietnam Company Limited (“IIJ-Global Vietnam”), and in Thailand, IIJ (Thailand) Co., Ltd. (“IIJ-Thailand”), which cooperates with Leap Solutions Asia Co., Ltd. in Thailand. In addition to the existing subsidiaries in China, Singapore, Thailand, Indonesia, Vietnam, and Hong Kong, we may establish more subsidiaries in Asia to seek greater business opportunities as the need for IT increases in the region compared to the United States and Europe, where IT-related markets are already established. However, there is no assurance that we will be able to receive the returns we expect from investing due, for example, to our lack of experience in operating businesses in emerging countries, a failure in offering services that meet local needs, shrinking IT needs and changes in the political and diplomatic situation. During the period from the fiscal year ended March 31, 2016 to the fiscal year ended March 31, 2018, IIJ and IIJ-GS together injected capital of ¥1.0 billion in the aggregate to six of our ten overseas subsidiaries. As of March 31, 2018, IIJ and IIJ-GS together lent a total of ¥0.3 billion to four of our overseas subsidiaries. As for our overseas equity method investees, during the period from the fiscal year ended March 31, 2016 to the fiscal year ended March 31, 2018, we injected capital of ¥0.4 billion to our equity method investees. We may continue to inject additional capital into and/or lend money to the existing and/or new affiliated companies.

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

As of March 31, 2018, the total balance of our intangible assets was approximately ¥8.8 billion, of which ¥6.1 billion was intangible assets not subject to amortization such as goodwill and ¥2.7 billion was intangible assets subject to amortization such as customer relationships. Intangible assets in relation to IIJ-Global and IIJ Technology Inc. (“IIJ-Tech”), former subsidiaries of IIJ, were ¥3.8 billion and ¥3.9 billion, respectively, as of March 31, 2018. The amount of our intangible assets may increase if we conduct mergers, acquisitions or investments in affiliates in the future. We conduct impairment testing of goodwill and indefinite-lived intangible assets annually on March 31 or more frequently if events or changes in circumstances indicate that an asset might be impaired. We conduct impairment testing of definite-lived intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. If the business operations are adversely affected by factors such as significant adverse changes in their business climate and others, we may have an impairment loss as a result of an impairment test on intangible assets. The recognition of any impairment losses on intangible assets may result in material adverse effects on our financial condition and results of operations.

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

We rely heavily on the security of our internal IT systems. Moreover, as a comprehensive network service provider, we offer services and/or construct systems to protect some portion of the IT systems of our clients from cyberattacks, information leaks and other unfavorable incidents. We are required to continuously evaluate and enhance our security measures, including systems designed to block unauthorized access, and have made expenditures for these purposes in recent years. We have not had significant cybersecurity incidents, but if we fail to protect our service facilities and our clients, the credibility of our network and customer satisfaction could decrease significantly, although we are continuously enhancing security measures including systems to block unauthorized access.

If we fail to keep and manage our confidential customer information, we could be subject to lawsuits, incur expenses associated with our security systems, or suffer damage to our reputation.

We keep and manage confidential information and trade secrets obtained from our customers. We exercise much care in protecting the confidentiality of such obtained information and take steps to ensure the security of our network, in accordance with the Personalized Information Protection Law protecting personal information that came into effect in April 2005 and the requirements set by the MIC, and the Ministry of Economy, Trade and Industry. In October 2016, IIJ-Europe submitted its Binding Corporate Rules (BCR) to the UK’s Information Commissioner’s Office (which has yet to complete its examination of the BCR) and in preparation for a new regulation governing data protection, the General Data Protection Regulation (“GDPR”), which became effective in the European Union (“EU”) on May 25, 2018. The submitted internal rules define the global policy regarding personal data protection within the IIJ Group. These rules confirm that the IIJ Group complies with the applicable and prospective EU data protection rules. If we fail to comply with the GDPR unintentionally and are asked to pay a penalty, then this could ultimately result in an adverse effect on our business, financial condition, and results of operations. Our network, like all IT systems, is vulnerable to external attack from computer viruses, hackers, cyber-attack, or other such sources. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information. If any material leak of such information were to occur, we could be subject to lawsuits for damages from our customers, incur expenses associated with repairing or upgrading our security systems, and suffer damages to our reputation that could result in a severe decline in new customers as well as an increase in service cancellations. As our consumer mobile business grows, we are dealing with an increasing number of consumers. Our corporate image and credibility could be negatively impacted, if, for example, we or our sales partners fail to comply with related laws such as consumer-protection laws, or if we fail to securely protect our consumers’ individual information. Such failure could ultimately result in an adverse effect on our business, financial condition and results of operations.

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

Our future success depends on the continued service of our executive officers, particularly Mr. Koichi Suzuki, who is a founder, Chairman, Chief Executive Officer and representative director of IIJ and Mr. Eijiro Katsu, who is President, Chief Operating Officer and representative director. We rely in particular on their expertise in the operation of our businesses and on their relationships with the shareholders of IIJ, our customers, our business partners, and our employees. None of our executive officers, including Mr. Suzuki and Mr. Katsu, are bound by an employment or noncompetition agreement.

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

We have invested in non-affiliated companies in order to further expand our business relationships with those companies. We have also invested in available-for-sale equity securities and in funds which invest mainly in unlisted stocks. The carrying amount of available-for-sale securities was ¥9.3 billion, nonmarketable equity securities was ¥1.0 billion, and investments in funds was ¥1.1 billion as of March 31, 2018. Until the end of the fiscal year ended March 31, 2018, available-for sale equity securities were tested for other-than temporary impairment under U.S. GAAP, with impairment losses of ¥31 million recorded for the fiscal year ended March 31, 2017. Unrealized gains on holding available-for-sale equity securities of ¥7.5 billion were measured based on closing prices of March 30, 2018, the final day of trading in the fiscal year ended March 31, 2018. Due to the revision to U.S. GAAP relating to available-for-sale equity securities, the net of tax amount of unrealized gains of ¥5.1 billion were reclassified to retained earnings at the beginning of the fiscal year ending March 31, 2019. Changes in unrealized gains or losses due to fluctuations of stock prices will be recognized in other income (expenses) in every quarter, beginning with our consolidated statements of income from the first quarter of the fiscal year ending March 31, 2019. Therefore, fluctuations of stock prices may impact our consolidated statements of income. In addition, should we choose to sell all or a portion of these securities or funds, it is not certain that we will be able to do so on favorable terms.

NTT, IIJ's largest shareholder, could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of our other shareholders.

NTT and its affiliates owned 26.9% of IIJ's outstanding voting shares as of March 31, 2018. As IIJ's largest shareholder, NTT may be able to exercise substantial influence over us. As of June 29, 2018, IIJ has 13 directors including five outside directors among whom Shinobu Umino worked for NTT until 2002. While we intend to conduct our day-to-day operations independently from NTT and its affiliate companies and believe that NTT also plans for us to operate independently, NTT may decide to exercise substantial influence over us in a manner which could impair our ability to operate independently. Furthermore, NTT may take actions that are in its best interest, which may not be in our interest or that of our other shareholders.

We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions in service or delays in the delivery of their products and services.

We rely on telecommunications carriers such as NTT Communications and KDDI for a significant portion of our network backbone, Nippon Telegraph and Telephone East Corporation (“NTT East”), Nippon Telegraph Telephone West Corporation (“NTT West”), and KDDI for local access lines for our customers, and NTT Docomo and KDDI for mobile connectivity as an MVNO. We procure significant portions of our network backbone and data center facilities pursuant to operating lease agreements with NTT Group, our largest provider of network infrastructure. For the fiscal year ended March 31, 2018, we have spent ¥35.2 billion in the aggregate for international and domestic backbone, local access lines, mobile connectivity, and lines for WAN services to NTT Group. Also, as of March 31, 2018, we had ¥3.1 billion of lease obligations with NTT FINANCE CORPORATION (“NTT FINANCE”). We are subject to potential disruptions in these telecommunications services and, in the event of such disruption, we may have no means of replacing these services, on a timely basis or at all.

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

Please also see Note 2 “Business Combination and Transfer” to our consolidated financial statements included in this annual report on Form-20F.

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

Our Internet connectivity services include full-spec IP services with bandwidth ranging from 64 kbps up to over 10 Gbps, low-cost broadband services such as optical and/or ADSL lines which are mainly used to connect branch offices, and mobile data communications services for enterprise and consumers. Our WAN services provide closed-network services, mainly operated by IIJ-Global. Our outsourcing services include security-related outsourcing services that protect our customer network systems from unauthorized access and secure remote connections to internal networks, network-related outsourcing services such as router rental and Virtual Private Network (“VPN”), server-related outsourcing services such as web server hosting and e-mail security service, data center-related outsourcing services, and our public cloud computing service IIJ GIO/Hosting Package and IIJ GIO P2 Public Resource. Our systems integration includes systems construction and systems operation and maintenance. Systems construction is tailored to meet each of our customers’ requirements, which include consulting, project planning, systems design and development of network systems, and sales of equipment and software purchased from third parties. Systems operation and maintenance revenues include system related maintenance, monitoring, and other operating services, and our private cloud computing services such as IIJ GIO/Component and IIJ GIO P2 Private Resource. We aim to be the leading supplier of total network solutions in Japan.

We started to provide our mobile access services for enterprise as an MVNO in January 2008. From February 2012, we also started to offer our mobile services to consumers which became popular in recent years because of their cost-effectiveness; accordingly, mobile services for consumers are one of our strong growth drivers.

From December 2009, we began proving our cloud computing services under the service name “IIJ GIO.” We invest in infrastructures, such as servers, network equipment, virtualization software, and data center facilities for IIJ GIO, and provide them to users as an Infrastructure as a Service (“IaaS”) platform service for a monthly fee, basically. At the beginning, IIJ GIO consisted mainly of two types, (1) IIJ GIO/Hosting Package and (2) IIJ GIO/Component. IIJ GIO/Hosting Package is a line-up of services for an all-in-one non-customizable packaged cloud computing service and IIJ GIO/Component is a line-up of services for a semi-customizable cloud computing service. The cloud computing service in Japan is still in its start-up phase and it is anticipated that the market in Japan should grow in the middle term. In November 2015, we launched a new service platform “IIJ GIO Infrastructure P2” for our cloud services. The service provides reliable public cloud infrastructure with increased processing performance as well as private cloud infrastructure.

As of June 29, 2018, we have ten overseas subsidiaries in the United States, the United Kingdom, Germany, China, Singapore, Hong Kong, Thailand, Indonesia, and Vietnam. We have been enhancing our overseas business primarily to fulfill the broad range of IT network related needs of our Japanese customers who are headed abroad to expand their overseas business. As of June 29, 2018, we provide cloud computing services in the United States, the United Kingdom, China, Singapore, Indonesia, Thailand and Vietnam.

In addition, we conduct our ATM operation business through our consolidated subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and ATM network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2018, 1,096 ATMs were placed.

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

	For the fiscal year ended March 31 (millions of yen, except for percentage data)
	2016		2017		2018
Internet connectivity services	¥32,853	23.4%	¥44,369	28.1%	¥52,705	29.9%
WAN services	25,177	17.9	26,460	16.8	29,295	16.7
Outsourcing services	21,266	15.1	22,167	14.0	26,119	14.8
Systems construction	21,145	15.0	22,626	14.3	22,528	12.8
Systems operation and maintenance	33,043	23.5	35,123	22.3	37,903	21.5
Equipment sales	3,275	2.3	2,994	1.9	3,470	2.0
ATM operation business	3,889	2.8	4,050	2.6	4,031	2.3
Total revenues:	¥140,648	100.0%	¥157,789	100.0%	¥176,051	100.0%

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

	As of March 31,
	2014	2015	2016	2017	2018
Internet connectivity services (enterprise):
IP Service (1Gbps –)	271	340	367	437	468
IP Service (100Mbps – 999Mbps)	448	504	532	591	658
IP Service (-99Mbps)	847	763	690	658	614
IIJ Data Center Connectivity Service	288	278	270	253	241
IIJ FiberAccess/F and IIJ DSL/F (broadband services)	56,384	62,926	75,932	72,605	72,630
IIJ Mobile Service (enterprise)	127,057	187,429	431,030	857,903	1,339,586
IIJ Mobile MVNO Platform Service	32,253	67,434	250,757	582,250	824,731
Others	1,293	1,309	1,246	1,049	585
Total Internet connectivity service (enterprise) subscriptions	186,588	253,549	510,067	933,496	1,414,782

Internet connectivity services (consumer):
IIJ	468,344	734,311	1,084,295	1,275,875	1,363,531
IIJmio Mobile Service	181,439	430,253	747,395	951,249	1,005,092
hi-ho	158,233	157,208	146,305	133,384	―
Total Internet connectivity service (consumer) subscriptions	626,577	891,519	1,230,600	1,409,259	1,363,531

_____________________

*1.	Numbers in the table show number of contracts except for “IIJ Mobile service,” “IIJ,” and “hi-ho” which show number of subscriptions.
*2.	From Form 20-F for the fiscal year ended March 31, 2017, the following changes are made to the table:
(1) The number of subscriptions for “IIJ Mobile MVNO Platform Service”, which was included in “IIJ Mobile service (Enterprise),” is disclosed.
(2) The number of subscriptions for “IIJmio Mobile Service” (formerly known as “IIJmio High Speed Mobile Service”), which was included in “Internet connectivity services (consumer)” provided by IIJ, is disclosed.
*3.	On December 31, 2017, we sold all the shares of common stock of our wholly-owned subsidiary hi-ho. Accordingly, hi-ho’s subscription for “Internet connectivity services (consumer)” decreased to zero, hi-ho’s mobile service subscriptions of 14,735 was reclassed to “IIJ Mobile MVNO Platform Service” and a part of hi-ho’s subscriptions (other than mobile service subscription) of 47,683 is included in our subscriptions for “Internet connectivity services (consumer)” on December 31, 2017.

Internet Connectivity Services for Enterprise

Our lineup of Internet connectivity services for enterprise includes: IP service, IIJ data center connectivity service, IIJ FiberAccess/F and IIJ DSL/F (broadband services), dial-up services, and IIJ mobile service.

IP Service and IIJ Data Center Connectivity Service. Our IP service and data center connectivity service are full-scale, high-speed internet access services that connect the customer’s network to our backbone with dedicated access lines. The services are used mainly for corporate headquarters or data centers, where reliable network service is indispensable. The customer chooses the level of service it needs based upon its bandwidth requirements. We currently offer service at speeds ranging from 64kbps to over 10Gbps. Subscribers pay a monthly fee for the leased local access line from the customer’s location to one of our POPs. The amount of this fee varies depending on the carrier, the distance between the customer’s site and our POPs and its contracted bandwidth. We collect the local access fee from the customer and pay the amount to the carrier. While we prepare and arrange the leased access lines on behalf of customers under our name, the usage fee collected from the customer and paid to the carriers is recorded gross in our consolidated financial statements. For our IP service, we offer Service Level Agreements (“SLA”) to our customers to better define the quality of services our customers receive. We were the first ISP in Japan to introduce this type of agreement. We are able to offer these SLA due to our high quality and reliable network. Our SLA provides customers with credit against the amount invoiced for the services if our service quality fails to meet the prescribed standards. Subscribers to our IP Service receive technical support 24 hours a day and seven days a week. We guarantee the performance of the following elements under our SLA:

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

Internet Connectivity Services for Consumers

We offer internet connectivity services for consumers under the brand names IIJmio. We also offer OEM services for other network operators. For Internet connectivity services, there are a variety of different service line-ups depending on the type of local access, such as ADSL, fiber optic, WiMAX, 3G, and LTE wireless data communication.

In February 2012, we launched LTE mobile data communications services for consumers in which we offer inexpensive LTE SIM cards to consumers by purchasing NTT Docomo’s mobile infrastructure as an MVNO. We provide the service from the same MVNO infrastructure from which we provide mobile data communications services to enterprises which we launched in January 2008. We mainly offer data communications services in a postpaid scheme with a minimum contract period of one month. The minimum basic monthly charge is ¥900 with bundled high-speed data volume of 3GB which can be shared among up to two SIM cards. The maximum basic monthly charge is ¥2,560 with bundled high-speed data volume of 12GB which can be shared among up to ten SIM cards. As an option, we offer 20GB and 30GB data usage for a monthly charge of ¥3,100 and ¥5,000, respectively. If a customer exceeds the bundled high-speed data volume, the consumer can purchase what we call a “coupon card” which is charged with either 500MB or 2GB high-speed data volume for ¥1,500 and ¥3,000, respectively. We started offering voice function as an optional service with a monthly charge of ¥700 and ¥20 for every 30 seconds for domestic telephone charge from April 2014. We started to accept Mobile Number Portability (“MNP”) transactions from April 2014. We also offer LTE SIM cards through prepaid schemes not only for domestic customers but also for foreigners visiting Japan. “Japan Travel SIM powered by IIJmio” (“JTS”) is the service name and the card includes either 1GB of high speed data for 30 days or 2GB of high-speed data for a three-month period for approximately ¥2,000 and ¥3,500, respectively, depending on the sales channel. From August 2016, we started to offer mobile data communications services for consumers by purchasing KDDI service’s mobile infrastructure.

WAN Services

We offer WAN services, a closed network service mainly using dedicated lines, wide-area Ethernet services, and IP-VPN services to corporate customers. WAN services offer dedicated, reliable, secure connections that allow our customers to better control the traffic over the wide-area networks. While IIJ had been providing WAN services to its corporate customers, the WAN business became a larger portion of the consolidated base business following the acquisition of IIJ Global on September 1, 2010.

Outsourcing Services

Our customers are increasingly seeking additional network-related services, in addition to Internet connectivity. We provide our customers with a broad range of outsourcing services such as security-related, network-related, server-related, data center-related, and public cloud computing services of IIJ GIO/Hosting Package, a line-up of services for an all-in-one non-customizable hosting package cloud computing service, and IIJ GIO P2 Public Resource, higher-performance a line up-of services for public cloud computing services.

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

Public cloud computing Services. IIJ GIO/Hosting Package, a line-up of services for non-customizable packaged cloud computing service, and IIJ GIO P2 Public Resource, higher-performance a line up-of services for public cloud computing services, are our public cloud computing services name.

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

In the phase of systems design and development of network systems, we procure equipment such as servers or use IIJ GIO/Component services or IIJ GIO P2 Private Resource as a component of the system and manage application development and software programming tasks which are, depending on the size of the project, outsourced to third parties. Systems construction is generally provided together with our network services.

In the operation and maintenance phase, by utilizing data center facilities, IIJ GIO/Component services and IIJ GIO P2 Private Resource directly linked to our network, we provide a range of operation and maintenance services, which take maximum advantage of the Internet system, network operation and management know-how of the IIJ Group companies. Rather than simply looking after the customer’s servers and network equipment, we take care of the customer’s entire computing environment, as well as implement custom-designed monitoring systems and provide around-the-clock operation and management services. These outsourcing services enable customers to free themselves from the burden of operating the network systems, which demands professional operation and maintenance to ensure prompt and flexible responses to unexpected system problems.

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

SEIL Series. In August 1998, we introduced our first SEIL Series router, a high-end in-house developed router, which was compatible with ISDN. As of June 29, 2018, IIJ sells SEIL/X1, SEIL/BPV4 and SEIL/x86. With the SMF feature, which provides auto-configuration features, it enables customers to create a VPN network simply by connecting the network to SEIL WAN interface.

ATM Operation Business

Our ATM operation business is conducted by our consolidated subsidiary, Trust Networks, which operates ATMs and related network systems and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2018, 1,096 ATMs were placed in places such as Japanese pachinko parlors.

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

Backbone

Leased lines

Our network is anchored by our extensive Internet backbone that extends throughout Japan, and to the United States, the United Kingdom, Singapore, and Hong Kong. We use our expertise in developing and operating our network to organize and connect these leased lines to form a backbone that has substantial transmission capacity. As of June 29, 2018, the total capacity between Japan and the United States was 500Gbps.

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

The table below lists the total number of contracts comprising IIJ’s backbone network as of March 31, 2017 and March 31, 2018. Each contract represents one physical line. The largest contract accounts for only approximately 2.9% of the total contracted amount.

Total Number of Contracts Comprising IIJ's Backbone Network

	As of March 31, 2017	As of March 31, 2018
Number of Contracts comprising IIJ’s backbone network
NTT Group	74	69
KDDI	47	50
Others	45	48
Total	166	167

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

The table below shows our backbone cost related to leased lines.

Backbone Cost related to Leased Lines

	For the fiscal year ended March 31, (millions of yen)
	2014	2015	2016	2017	2018
Backbone cost	¥3,762	¥3,741	¥3,636	¥3,414	¥3,316

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

Points of Presence

POPs are the main points at which our customers connect to our backbone. We provide Internet connectivity from our POPs to commercial and residential customers through leased lines and dial-up connections over local exchange facilities. As of June 29, 2018, we operate 29 primary POPs for dedicated access and one universal POP for nationwide dial-up access in Japan. The universal POP can be accessed from anywhere in Japan with a minimum local telephone charge.

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

Internet Data Centers

As of June 29, 2018, we operate 27 Internet data centers, 21 in Japan and six abroad; seven in Tokyo, three in Osaka, two each in Yokohama, Nagoya, and Fukuoka, and one each in Saitama, Sapporo, Sendai, Kyoto, Matsue, New York, San Jose, Los Angeles, London, Shanghai, and Singapore. These data centers are specifically designed for application hosting, IIJ GIO and IIJ GIO Infrastructure P2 services, co-location services and high capacity access to our networks. Excluding the container-based module type data center in Matsue, our data centers are leased. In Japan, they are mainly leased from NTT Communications, ITOCHU Techno-Solutions Corporation, Mitsubishi Corporation, and KDDI. The container-based module type data center in Matsue is directly owned and operated by us.

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

Our Group Companies

We offer our services directly and with our group companies. As of June 29, 2018, we had sixteen consolidated subsidiaries and eight equity method investees. Our group companies work closely together in providing total network solutions to our customers. We collaborate on the development of various services and products and market our services and products together as a group and offer as a group our total network solutions. Our ATM operation business is conducted by Trust Networks.

The table below sets out our group companies, including our major subsidiaries and equity method investees and our direct and indirect ownership of each of them as of March 31, 2018:

Company Name	Jurisdiction of Incorporation	Percentage of ownership
Consolidated Subsidiaries:
IIJ Global Solutions Inc.	Japan	100.0%
IIJ Engineering Inc.	Japan	100.0%
Trust Networks Inc.	Japan	79.5	%(1)
IIJ Innovation Institute Inc.	Japan	100.0%
Net Chart Japan Inc.	Japan	100.0%
RYUKOSHA NETWARE Inc.	Japan	100.0%
IIJ America Inc.	U.S.A.	100.0%
IIJ Europe Limited	U.K.	100.0%
IIJ Global Solutions China Inc.	China	100.0	%(2)
IIJ Global Solutions Singapore Pte. Ltd.	Singapore	100.0	%(3)
and six other subsidiaries(4)
Equity method investees:
DeCurret Inc.	Japan	35.0%
INTERNET MULTIFEED CO.	Japan	34.0%
Trinity Inc.	Japan	33.8%
Internet Revolution Inc.	Japan	30.0%
JOCDN Inc.	Japan	20.0%
PT Biznet Gio Nusantara	Indonesia	40.0%
Leap Solutions Asia co. Ltd.	Thailand	40.0%
and one other equity method investee(5)

_____________________

(1)	We owned an 80.6% voting interest. The difference is due to the treasury stock owned by Trust Networks Inc.
(2)	IIJ Global Solutions China Inc. was a 100% owned subsidiary of IIJ Global Solutions Inc.
(3)	IIJ owned a 50.4% voting interest directly and a 49.6% indirectly through IIJ-Global.
(4)	The six other subsidiaries were IIJ Deutschland GmbH, IIJ Global Solutions Hong Kong Ltd., IIJ-Global Solutions (Thailand) Co., Ltd., IIJ-Thailand, PT. IIJ Global Solutions Indonesia, and IIJ-Global Vietnam. On December 31, 2017, we sold all the shares of common stock of our wholly-owned subsidiary hi-ho.
(5)	The one other equity method investee was KIS, Inc.

IIJ Global Solutions Inc.

On September 1, 2010, IIJ acquired 100% of the equity of IIJ-Global from AT&T Japan for the amount of ¥9.2 billion. IIJ-Global is incorporated under the laws of Japan. IIJ-Global provides mainly domestic network outsourcing service businesses, such as WAN services. To fulfill the demands of our Japanese clients that are headed abroad to expand their overseas business, together with IIJ, IIJ-Global has been enhancing its business abroad in Asian countries such as China, Singapore and Thailand. As of March 31, 2018, IIJ-Global had 380 employees, 5 of whom were seconded from IIJ.

IIJ Engineering Inc.

IIJ Engineering Inc. (“IIJ-EG”), whose name has been changed from Net Care, Inc. as of October 1, 2014, provides a broad array of support services, from monitoring and troubleshooting to network operations and data center operations. As of March 31, 2018, IIJ-EG had 433 employees, 6 of whom were seconded from IIJ.

Trust Networks Inc.

Trust Networks Inc. (“Trust Networks”) was established in July 2007. Trust Networks operates bank ATMs and its network systems, and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2018, Trust Networks had 1,096 ATMs in operation. As of March 31, 2018, Trust Networks had ten employees, seven of whom were seconded from IIJ.

IIJ Innovation Institute Inc.

IIJ Innovation Institute Inc. (“IIJ-II”) mainly engages in research and development of basic Internet-related technology. On July 1, 2009, IIJ Research Laboratory, one of the research departments of IIJ, was transferred to IIJ-II to strengthen the Group research and development by reclassifying the Group research and development organization. As of March 31, 2018, IIJ-II had 15 employees, all of whom were seconded from IIJ.

Net Chart Japan Inc.

Net Chart Japan Inc. (“NCJ”) provides network construction services that are mainly related to Local Area Networks, such as installation and configuration of equipment, wiring following network installation, and installation and operation support for applications. As of March 31, 2018, NCJ had 90 employees.

RYUKOSHA NETWARE Inc.

RYUKOSHA NETWARE Inc. (“RYUKOSHA”) engages in human resources outsourcing, including systems operation and service support. RYUKOSHA became IIJ’s wholly owned subsidiary as of December 1, 2014. As of March 31, 2018, RYUKOSHA had 313 employees.

IIJ America Inc.

IIJ America Inc. (“IIJ-America”) is a U.S.-based ISP that also provides cloud computing services and offers systems integration solutions, catering primarily to the U.S.-based operations of Japanese companies. As of March 31, 2018, IIJ-America had 44 employees, five of whom were seconded from IIJ.

IIJ Europe Limited

IIJ Europe Limited (“IIJ-Europe”) offers systems integration, Internet connectivity services, and cloud computing services primarily to Japanese companies operating in Europe. As of March 31, 2018, IIJ-Europe had 50 employees, four of whom were seconded from IIJ.

IIJ Global Solutions China Inc.

IIJ-Global Solutions China Inc. (“IIJ-Global China”) is a China-based systems integrator and cloud computing services provider catering primarily to China-based operations of Japanese companies. As of March 31, 2018, IIJ-Global China had 22 employees.

IIJ Global Solutions Singapore Pte. Ltd.

IIJ-Global Solutions Singapore Pte. Ltd. (“IIJ-Global Singapore”) is a Singapore-based systems integrator and cloud computing services provider catering primarily to Singapore-based operations of Japanese companies. As of March 31, 2018, IIJ-Global Singapore had 14 employees, two of whom were seconded from IIJ.

DeCurret Inc.

In January 2018, we established DeCurret Inc. which is a joint venture with various Japanese companies to provide cryptocurrency exchange and settlement services. As of March 31, 2018, DeCurret is our equity method investee, in which we have a 35.0% ownership interest. The shareholders of DeCurret include Nomura Holdings, Inc., ITOCHU Corporation, East Japan Railway Company, QTnet, Inc., BIC CAMERA INC., K-Opticom Corporation, Mitsui Sumitomo Insurance Company, Limited, Sompo Holdings, Inc., Sumitomo Mitsui Banking Corporation, The Dai-ichi Life Insurance Company, Limited, Mitsui Fudosan Co., Ltd., Daiwa Securities Group Inc., MUFG Bank, Ltd., Tokio Marine & Nichido Fire Insurance Co., Ltd., ITOCHU Techno-Solutions Corporation, Nippon Life Insurance Company, DENTSU INC., and YAMATO HOLDINGS CO., LTD.

INTERNET MULTIFEED CO.

INTERNET MULTIFEED CO. (“Multifeed”) provides high-speed Internet eXchange (“IX” — where major ISPs exchange network traffic) service. Its technology was developed jointly with the NTT Group. Multifeed operates IXs named JPNAP. As of March 31, 2018, Multifeed is our equity method investee, in which we have a 34.0% ownership interest.

Trinity Inc.

Trinity Inc. (“Trinity”) is one of the subsidiaries of Hirata Corporation, which manages customer loyalty reward program systems. As of March 31, 2018, Trinity is our equity method investee, in which we have a 33.8% ownership interest.

Internet Revolution Inc.

In February 2006, IIJ and Konami Corporation established a joint venture company, Internet Revolution Inc. (“i-revo”) initially to operate a portal website. i-revo now provides operation of the gaming platform used by the Konami Group. As of March 31, 2018, i-revo is our equity method investee, in which we have a 30.0% ownership interest.

JOCDN Inc.

In December 2016, IIJ and Nippon Television Network Corporation, one of the major Japanese broadcasting companies, established a joint venture company, JOCDN to provide a content delivery platform specialized for video distribution within Japan. In April 2017, TV Asahi Holdings Corporation, Tokyo Broadcasting System Holdings, Inc., TV TOKYO Holdings Corporation, Fuji Television Network, Inc., MBS Media Holdings, Inc., Asahi Broadcasting Corporation, Television Osaka, Inc., Kansai Telecasting Corporation, Yomiuri Telecasting Corporation, Tokai Television Broadcasting Co., Ltd., Chukyo TV. Broadcasting Co., Ltd., Chubu-Nippon Broadcasting Co., Ltd., Nagoya Broadcasting Network Co., Ltd., and Aichi Television Broadcasting Co., Ltd., became shareholders of JOCDN. As of March 31, 2018, JOCDN is our equity method investee, in which we have a 20.0% ownership interest.

PT Biznet Gio Nusantara

In January 2015, IIJ and Biznet Networks, a major communications services company in Indonesia, established a joint venture company, PT Biznet Gio Nusantara (“PT Biznet GIO”), to offer public and private cloud computing services mainly to local companies in Indonesia. As of March 31, 2018, PT Biznet GIO is our equity method investee, in which we have a 40.0% ownership interest.

Leap Solutions Asia co. Ltd.

In February 2016, IIJ and T.C.C. Technology Co., Ltd., a leading data center and IT infrastructure service provider in Thailand, established a joint venture company, Leap Solutions Asia co. Ltd., to provide full-scale cloud computing services in Thailand. As of March 31, 2018, Leap Solutions Asia Co. Ltd., is our equity method investee, in which we have a 40.0% ownership interest.

Capital Expenditures

The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three fiscal years.

	For the fiscal year ended March 31,
	2016	2017	2018
	(millions of yen)
Capital expenditures, including capitalized leases (1)	¥14,812	¥16,531	¥20,828

_____________________

(1)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.”

Most of our capital expenditures, which are funded largely by cash generated from operations, proceeds from bank borrowings, proceeds from issuance of common stock, and leases, relate primarily to the development, expansion, improvement, and maintenance of our network and service infrastructures and of our own internal back-office systems. The investments are mostly for routers, servers, network equipment, containers for our container type data centers, and other facilities necessary to offer services related to our network and software developments. Capital expenditures for the fiscal year ended March 31, 2018 increased compared with the previous fiscal year mainly because increase in capital expenditures related to cloud computing service and purchase of land for new data center construction.

We estimate that our expected capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2019 related to our network services and systems integration business will be slightly smaller than the amount for the fiscal year ended March 31, 2018. As capital expenditures related to cloud computing service will decrease, expenditures related to data center construction will increase.

Seasonality

See Item 5.D., “Trend Information — Factors Affecting Our Future Financial Results — Systems integration revenues, including related equipment sales revenues.”

Sales and Marketing

Our sales headquarters are located in Tokyo. In addition, we have eight branches, Osaka, Nagoya, Fukuoka, Sapporo, Sendai, Yokohama, Toyama, and Hiroshima and three offices in Niigata, Toyota, and Okinawa in order to cover the major metropolitan areas in which the majority of large Japanese companies operate. As of March 31, 2018, we had 553 employees, on a consolidated basis, working in sales and marketing. The Business Unit, where our domestic sales and marketing employees are assigned, is divided into 13 divisions:

•	Enterprise Business Divisions 1 and 2 focus on selling total network solutions and work with large corporate clients, including manufacturers and retail companies.

•	Financial Systems Business Division focuses on selling total network solutions and work with financial institutions.

•	Government, Public & Educational Organization Business Division focuses on selling total network solutions and works with governmental institutions, universities, and other schools.

•	Global Business Division is in charge of the planning and administration of overseas business development.

•	Service Product Business Division focuses on promoting the sales of our focused services such as IIJ GIO and IIJ GIO Infrastructure P2 services, security-related services, IP services, mobile services, and corporate network solutions including IIJ Omnibus Services, and also focuses on enhancing partner business.

•	West Japan Business Division focuses on developing and strengthening partnerships with customers in the western Japan area. Sales personnel in branch and sales offices are part of this division.

•	Central Japan Business Division focuses on developing and strengthening partnerships with customers in the central Japan area such as Nagoya. Sales personnel in branch and sales offices are part of this division

•	East Japan Business Division focuses on developing and strengthening partnerships with customers in the eastern Japan area except for the Kanto area. Sales personnel in branch and sales offices are part of this division.

•	Enterprise Business System Development Division 1 and 2 are comprised of pre-sales engineers who focus on meeting specific IT needs of corporations by, for example, integrating network services and systems integration.

•	Outsourcing Division focuses on promoting business enterprises to outsource their IT systems by offering needed services and/or operating systems for them.

•	Business Unit Management Division is in charge of back-office operations such as those related to processing sales orders for business divisions.

Customers

As of March 31, 2018, we had approximately 11,000 business and other institutional customers which is approximately 10% increase from the previous year end of approximately 10,000 customers. As of March 31, 2018, we had approximately 2.0 million individuals which include individual customers subscribing to our mobile, “IIJ Mobile MVNO-Platform services” under which we provide our mobile services to other consumer MVNOs, and OEM services. Our main customers continue to be major corporations, including ISPs.

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

In furtherance of these objectives, our research and development efforts currently are focused on a variety of projects, including:

•	research and development of the basic technologies for cloud computing-related technology including Software-Defined Networking (“SDN”) and Network Function Virtualization (“NFV”),
•	research and development of methodology to solve the technical problems of the current cloud computing systems,
•	research and development of the basic technologies for a storage system for a wide area data center operation to enable flexible location and relocation of virtual machines,
•	research and development of methodology to construct a virtualized large-scale data center with an assembly of small-scale data centers,
•	research and development of electric feeding methodology with high efficiency, and adoption to a next generation container-based module type data center,
•	development and commercialization of a cloud-based Power Metering System (PMS) Service Platform, a system platform for providing services that make use of a smart meter,
•	research of Internet traffic monitoring and management,
•	research relating to the behavior of Internet routing systems,
•	research and development of IPv6-based communication technology,
•	continuous improvement of our SEIL router (an in-house developed service adaptor) and SMF, systems which we developed specifically to be integrated into IIJ’s network-related services,
•	research relating to the methodology of the configuration of routers and other servers, and
•	research and development of the Distributed and Parallel Processing Platform for very large data sets.

Our research and development expenses averaged less than 1.0% of total revenues for the past three consecutive years. For the fiscal years ended March 31, 2016, 2017, and 2018, our research and development expenses were ¥455 million, ¥466 million and ¥487 million, respectively, most of which were for personnel expenses. The level of research and development expenditures is low in relation to our total costs primarily because we do not engage in extensive research and development of new technologies and products that require large investments. Rather, as noted above, we are intensively engaged in research and development related to our ongoing business. We focus on monitoring developments in the industry and in developing new and innovative services and applications by utilizing and enhancing existing technologies and products.

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

Patents

We have applied for patent registrations in relation to our technology in Japan and the United States. As of June 29, 2018, eleven registrations had been granted, with two pending applications. The latest acquired patent is for technology to cool telecommunication equipment utilizing the chimney effect in a data center.

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

•	Telecommunications carriers that install telecommunications circuit facilities, that provide Universal Telecommunications Services, or that are Carriers without Circuit Facilities shall establish their own administrative rules governing said telecommunications facilities in accordance with the ministerial ordinance of the MIC in order to ensure the reliable and stable provision of telecommunications services. These administrative rules shall provide the necessary rules with which said telecommunications carriers shall comply with respect to the policy, the structure and the method of the administration of the telecommunication facilities, and the appointment of the general administrator of the telecommunication facilities in accordance with the ministerial ordinance of the MIC. Telecommunications carriers that install telecommunications circuit facilities and telecommunications carriers that provide Universal Telecommunications Services shall submit such administrative rules to the Minister of the MIC prior to the commencement of operations, and Carriers without Circuit Facilities must submit them within three months after the date they are designated as Carriers without Circuit Facilities by the Minister of the MIC as above. When these telecommunications carriers amend their administrative rules, they shall submit a notification in respect of the amended matters to the Minister of the MIC without delay.

•	Although the regulations described above currently do not apply to us, there is a possibility that we will be designated as a Carrier without Circuit Facilities in the future depending on the increase of the number of users of our telecommunications services.

Protection of Users

•	Telecommunications carriers, as well as business operators that are entrusted by telecommunications carriers with acting as an intermediary in entering into contracts relating to telecommunications services, are required to explain, in accordance with the ministerial ordinance of the MIC, to users (except for users who are telecommunications carriers) an outline of charges and other terms and conditions of their services when entering into certain contracts with such users relating to telecommunications services as specified in the Telecommunications Business Law.

•	Telecommunications carriers shall, when the said contracts are validly established, prepare documents containing items as specified in the ministerial ordinance of the MIC and deliver such documents to the users. Telecommunications carriers may, by obtaining the approval of the users, provide the users with the said documents by electromagnetic means in lieu of the delivery of them, in accordance with the ministerial ordinance of the MIC.

•	Telecommunications carriers are required, when a user offers to cancel a contract relating to telecommunications services as specified under the Telecommunications Business Law, within a certain period after the receipt of the said cancellation document, to accept cancellation of the contract without demanding that the user pay any compensation, cancellation fees, or other similar fees (except for charges for the telecommunications services provided before the cancellation and other charges as specified in the ministerial ordinance of the MIC).

•	When telecommunications carriers entrust a business operator with acting as an intermediary in entering into contracts relating to telecommunications services and/or performing other business activities incidental thereto, telecommunications carriers shall exercise supervision and necessary measures over them in order to ensure the proper and secure execution of such entrusted business, in accordance with the ministerial ordinance of the MIC.

Order to Improve Business Activities

•	The Minister of the MIC may, if it is deemed that certain business activities of a telecommunications carrier fall under inappropriate cases set forth in the Telecommunications Business Law, insofar as it is necessary to ensure the users’ benefit or the public interest, order the telecommunications carrier to take actions to improve operations methods or other measures.

Right of Way Privilege for Authorized Carriers

•	A telecommunications carrier which is engaged, or intends to engage, in the telecommunications business by installing telecommunications circuit facilities and which wishes to have the privileged use of land or other public utilities for circuit facilities deployment, must obtain authorization for the entire or a part of the relevant telecommunications business from the Minister of the MIC.

Merger, Business Transfer, or Divestiture of Carriers

•	Post facto notification to the Minister of the MIC without delay is required.

Business Suspension, Abolition, or Dissolution of Carriers

•	Post facto notification to the Minister of the MIC without delay is required. Prior announcement of withdrawals to service users is required in accordance with ministerial ordinances of the MIC.

Foreign Capital Participation

•	Prior notification is required under the Foreign Exchange and Foreign Trade Law for the acquisition of shares of telecommunications carriers to which registration for start-up services is applicable. This is not applicable to purchasers of ADSs. The one-third foreign ownership restriction is applicable only to NTT East and NTT West.

C.	Organizational Structure

The information required by this item is included in “Our Group Companies” above.

D.	Property, Plant and Equipment

Property and equipment recorded on our consolidated balance sheet as of March 31, 2017 and March 31, 2018 consisted of the following:

	As of March 31
	2017	2018
	(millions of yen)
Data communications equipment	¥15,014	¥18,544
Office and other equipment	2,875	2,523
Land	538	2,039
Buildings	1,663	2,151
Leasehold improvements	4,062	4,182
Capitalized software	33,336	36,625
Assets under capital leases, primarily data communications equipment	32,854	35,821
Total	90,342	101,885

Less accumulated depreciation and amortization	(50,567)	(55,471)
Property and equipment-net	¥39,775	¥46,414

Our fixed assets consist mainly of (i) data communications equipment necessary to offer services on our network, such as routers, servers, and other network equipment, which are mainly acquired under capital leases and (ii) software, such as that for back-office systems, virtualization software and others for cloud computing services, FX service application software, and others. Most of our property and equipment are located in Japan. The above-mentioned property and equipment consists of many relatively small assets. As of March 31, 2018, we did not own any buildings or facilities such as factories. As of March 31, 2018 we owned the properties related to the container-based module type data center in Matsue which is directly owned and operated by us. We bought land for our new container-based module type data center in Chiba. Other than the above assets recorded on our consolidated balance sheet, we use operating leased assets such as backbone lines, local access line, office premises, and network operation centers. There are no known environmental issues that may affect our utilization of our property and equipment.

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

We entered into the ATM operation business through our subsidiary, Trust Networks, which was established in July 2007. Trust Networks operates ATMs and its network systems to provide ATM service and receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of March 31, 2018, 1,096 ATMs were placed in places such as Japanese pachinko parlors.

Currently, we have two business segments: the network services and systems integration business and the ATM operation business. Our network services and systems integration business is comprised of Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales.

For the fiscal year ended March 31, 2018, net revenues of network services and systems integration business and ATM operation business before elimination of intersegment revenues were ¥172.4 billion and ¥4.0 billion, respectively. Our consolidated net revenue for the fiscal year ended March 31, 2018 was ¥176.1 billion.

Most of our revenues are from customers operating in Japan.

We refer to our subsidiaries and equity method investees as our group companies, and we have invested heavily in and exercise significant influence over these companies. For the fiscal year ended March 31, 2018, we consolidated all of our seventeen subsidiaries. In addition, we had nine equity method investees. For descriptions and the history of our group companies, see “Our Group Companies” in Item 4.B.

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

	Fiscal year ended March 31,
	2016		2017		2018
	(millions of yen except for percentage data)
REVENUES:
Network services:
Internet connectivity services (enterprise)	¥17,597	12.5%	¥22,634	14.3%	¥27,944	15.9%
Internet connectivity services (consumer)	15,256	10.9	21,735	13.8	24,761	14.1
WAN services	25,177	17.9	26,460	16.8	29,295	16.6
Outsourcing services	21,266	15.1	22,167	14.0	26,119	14.8
Total	79,296	56.4	92,996	58.9	108,119	61.4
Systems integration:
Systems construction	21,145	15.0	22,626	14.3	22,528	12.8
Systems operation and maintenance	33,043	23.5	35,123	22.3	37,903	21.5
Total	54,188	38.5	57,749	36.6	60,431	34.3
Equipment sales	3,275	2.3	2,994	1.9	3,470	2.0
ATM operation business	3,889	2.8	4,050	2.6	4,031	2.3
Total revenues	140,648	100.0	157,789	100.0	176,051	100.0

COSTS AND EXPENSES:
Cost of network services:
Backbone cost	3,636	2.6	3,414	2.2	3,316	1.9
Local access line cost	22,913	16.3	24,625	15.6	27,490	15.6
Other connectivity cost	454	0.3	482	0.3	585	0.3
Depreciation and amortization	4,458	3.2	5,048	3.2	5,922	3.4
Other	32,778	23.3	42,818	27.1	51,385	29.2
Total cost of network services	64,239	45.7	76,387	48.4	88,698	50.4
Cost of systems integration:
Cost of equipment sales related to systems integration	7,919	5.6	7,902	5.0	6,835	3.9
Other	38,307	27.3	43,090	27.3	46,778	26.6
Total cost of systems integration	46,226	32.9	50,992	32.3	53,612	30.5
Cost of equipment sales	2,969	2.1	2,735	1.7	3,142	1.8
Cost of ATM operation business	2,559	1.8	2,428	1.5	2,366	1.3
Total costs	115,993	82.5	132,542	84.0	147,818	84.0
Sales and marketing	10,589	7.5	11,432	7.2	12,688	7.2
General and administrative	7,471	5.3	8,215	5.2	8,296	4.7
Research and development	455	0.3	466	0.3	487	0.3
Total costs and expenses	134,508	95.6	152,655	96.7	169,289	96.2
OPERATING INCOME	6,140	4.4	5,134	3.3	6,762	3.8
OTHER INCOME (EXPENSES):
Dividend income	93	0.0	118	0.1	243	0.1
Interest income	28	0.0	35	0.0	31	0.0
Interest expense	(241)	(0.0)	(304)	(0.2)	(375)	(0.2)
Foreign exchange loss, net	(71)	(0.0)	(45)	(0.0)	(16)	(0.0)
Net gain on sales of other investments	24	0.0	217	0.1	1,068	0.7
Loss on sales of an investment in equity method investee	-	-	(12)	(0.0)	-	-
Impairment of other investments	(15)	(0.0)	(31)	(0.0)	(110)	(0.0)
Other—net	235	0.0	315	0.2	237	0.1
Other income — net	53	0.0	293	0.2	1,078	0.7
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	6,193	4.4%	5,427	3.4%	7,840	4.5%

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	6,193	4.4	5,427	3.4	7,840	4.5
INCOME TAX EXPENSE	2,183	1.5	2,225	1.4	2,696	1.5
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	180	0.1	130	0.1	135	0.0
NET INCOME	4,190	3.0	3,332	2.1	5,279	3.0
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(152)	(0.1)	(165)	(0.1)	(170)	(0.1)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥4,038	2.9%	¥3,167	2.0%	¥5,109	2.9%

_________________

The Fiscal Year Ended March 31, 2018 Compared to the Fiscal Year Ended March 31, 2017

Total Revenues

For the fiscal year ended March 31, 2018, our total revenues were ¥176.1 billion, an increase of 11.6% compared to ¥157.8 billion for the previous fiscal year, mainly due to the increase in mobile services which are recognized as Internet connectivity services for enterprise and consumers revenues and the increase in security related services revenue which are accounted as Outsourcing services revenues.

Network Services Revenues

For the fiscal year ended March 31, 2018, revenues from network services, which comprise our Internet connectivity services for enterprises, Internet connectivity services for consumers, WAN services and outsourcing services, increased by 16.3% to ¥108.1 billion from ¥93.0 billion for the previous fiscal year.

Internet Connectivity Services for Enterprise. Revenues for Internet connectivity services for enterprise depend on customers’ bandwidth usage, the number of contracts, and pricing for connectivity services. For the fiscal year ended March 31, 2018, revenues increased by 23.5% to ¥27.9 billion from ¥22.6 billion for the previous fiscal year. For the fiscal year ended March 31, 2018, IP connectivity service revenue increased by 3.4% to ¥10.1 billion from ¥9.8 billion for the previous fiscal year. For the fiscal year ended March 31, 2018, mobile services for enterprise revenue increased by 52.4% to ¥14.6 billion from ¥9.6 billion for the previous fiscal year. The increase was mainly due to increases in mobile-related services revenues along with an expansion of MVNE clients’ business transactions. We expect MVNE services to contribute to the continued growth of mobile services revenues along with rapid MVNO market expansion.

Internet Connectivity Services for Consumers. Revenues for Internet connectivity services for consumers depend on the number of service contracts and pricing. For the fiscal year ended March 31, 2018, revenues increased by 13.9% to ¥24.8 billion from ¥21.7 billion for the previous fiscal year. On December 31, 2017, IIJ sold all the shares of common stock it owned of hi-ho and revenues from hi-ho brand services after December 31, 2017 were not consolidated. Due to this, for the fiscal year ended March 31, 2018, revenues from hi-ho brand services decreased by 37.5% from the previous fiscal year, while the revenues from IIJ brand services increased by 19.4% from the previous fiscal year. The increase in IIJ brand services was mainly due to the increase in mobile services for consumers, in which we offer inexpensive data communication and voice services through SIM cards. The increase in revenues from our mobile services for consumers covered the decrease in revenues from our network service by hi-ho. Subscriptions to our mobile services for consumers were 1,005 thousand as of March 31, 2018 compared to 951 thousand for the previous fiscal year end. For the fiscal year ending March 31, 2019, we anticipate mobile services for consumers to continue to grow and contribute to our revenue growth.

WAN Services. The WAN services that we offer are closed network services using connectivity such as Ethernet, IP-VPN and dedicated access lines, and are mainly provided by IIJ-Global and IIJ. Revenues for WAN services depend on the number of contracted lines for WAN services and the customers’ bandwidth usage. For the fiscal year ended March 31, 2018, revenues from WAN services increased by 10.7% to ¥29.3 billion from ¥26.5 billion for the previous fiscal year as we continued to accumulate orders from enterprise customers. For the fiscal year ending March 31, 2019, we do not expect WAN services revenue to grow, as a large-scale project connecting multiple locations will migrate to mobile connection.

Outsourcing Services. For outsourcing services, we are currently offering security-related, network-related, server-related, and data center-related outsourcing services, as well as public cloud computing services. Examples of our outsourcing services include, among others, firewall services, email-related services including a sandbox function, web hosting services, Distributed Denial of Service (“DDoS”) attack protection services, Internet-VPN services, router rental services, Security Operations Center (“SOC”) services and virtual desktop services, which are provided mainly to our Internet connectivity customers. Our revenues depend on our ability to cross-sell our existing outsourcing services, add new features to existing outsourcing services and introduce new services. For the fiscal year ended March 31, 2018, our outsourcing services revenues increased by 17.8% to ¥26.1 billion from ¥22.2 billion for the previous fiscal year. The increase was mainly due to an increase in security-related services revenues. We anticipate that outsourcing services revenues should continue to grow mainly due to increasing demands for security-related services by corporate customers.

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

For the fiscal year ended March 31, 2018, our revenues from systems integration, which include equipment sales related to systems integration, increased by 4.6% to ¥60.4 billion from ¥57.7 billion for the previous fiscal year. Systems construction revenue, a one-time revenue, was ¥22.5 billion, approximately flat from the previous fiscal year, with our continued receipt of orders for system construction projects. Systems operation and maintenance revenue, a recurring revenue, increased by 7.9% compared to the previous fiscal year. The increase was mainly due to continued accumulation of systems operation orders as well as an increase in private cloud computing services’ revenues. As of March 31, 2018, order backlog for systems construction and equipment sales was ¥7.0 billion, a decrease of 2.6% compared to the previous fiscal year end. As of March 31, 2018, order backlog for systems operation and maintenance was ¥39.6 billion, an increase of 15.4% compared to the previous fiscal year end.

For the fiscal year ending March 31, 2019, systems construction revenues are expected to slightly increase from the fiscal year ended March 31, 2018. Systems integration revenues can fluctuate significantly in accordance with the absence or addition of large orders. For systems operation and maintenance revenues, a recurring type revenue, we anticipate that revenues should increase compared to the fiscal year ended March 31, 2018 with the accumulation of contracts, including contracts for our cloud computing services, as well as some of our construction projects migrating to the operation and maintenance phases.

Equipment Sales Revenues

For equipment sales, we sell third-party equipment to meet the one-stop needs of our customers. For the fiscal year ended March 31, 2018, equipment sales revenues increased by 15.9% to ¥3.5 billion from ¥3.0 billion for the previous fiscal year. Revenues increased mainly due to fluctuations in sales of devices such as mobile devices.

ATM Operation Business Revenues

Trust Networks, our subsidiary which operates this business, receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. For the fiscal year ended March 31, 2018, ATM operation business revenues decreased by 0.5% to ¥4.0 billion from ¥4.1 billion for the previous fiscal year. ATM operation business revenues are generated based on the number of placed ATMs and daily transactions. For the fiscal year ending March 31, 2019, we do not expect the revenue to largely increase as we do not expect to place large number of additional ATM placements.

Total Cost of Revenues

For the fiscal year ended March 31, 2018, our total cost of revenues increased by 11.5% to ¥147.8 billion from ¥132.5 billion for the previous fiscal year.

Cost of Network Services. For the fiscal year ended March 31, 2018, cost of network services increased by 16.1% to ¥88.7 billion from ¥76.4 billion for the previous fiscal year. For the fiscal year ended March 31, 2018, the gross margin ratio for network services revenues, which is the ratio of (1) the amount obtained by subtracting the cost of network services from network services revenues to (2) network services revenues, increased to 18.0% from 17.9% for the previous fiscal year. The increase was mainly due to the overall increase in fixed-type costs, such as an increase in outsourcing-related costs with our mobile infrastructure enhancement associated with our mobile-related revenue increase, an increase in circuit-related costs associated with our WAN services revenue increase, and an increase in network operation-related costs.

Cost of Systems Integration. For the fiscal year ended March 31, 2018, cost of systems integration increased by 5.1% to ¥53.6 billion from ¥51.0 billion for the previous fiscal year. For the fiscal year ended March 31, 2018, the gross margin ratio for systems integration, which is the ratio of (1) the amount obtained by subtracting the cost of systems integration revenues from systems integration revenues to (2) systems integration revenues, decreased to 11.3% from 11.7% for the previous fiscal year. The decrease was mainly due to increases in initial installation costs related to a large-scale services integration project.

Cost of Equipment Sales. For the fiscal year ended March 31, 2018, cost of equipment sales increased by 14.9% to ¥3.1 billion from ¥2.7 billion for the previous fiscal year. The increase was primarily due to the increase in equipment sales revenues. For the fiscal year ended March 31, 2018, the gross margin ratio for equipment sales, which is the ratio of (1) the amount obtained by subtracting the cost of equipment sales from equipment sales revenues to (2) equipment sales revenues, increased to 9.5% from 8.7% for the previous fiscal year.

Cost of the ATM Operation Business. For the fiscal year ended March 31, 2018, cost of the ATM operation business was ¥2.4 billion, at the same level as that of the fiscal year. For the fiscal year ended March 31, 2018, the gross margin was ¥1.7 billion compared to ¥1.6 billion for the previous fiscal year. For the fiscal year ended March 31, 2018, the gross margin ratio for ATM operation business revenues, which is the ratio of (1) the amount obtained by subtracting the cost of ATM operation business from the ATM operation business revenues to (2) ATM operation business revenues, increased to 41.3% from 40.1% for the previous fiscal year mainly due to the improvement of per ATM utilization. As of March 31, 2018, 1,096 ATMs were placed.

Total Costs and Expenses

For the fiscal year ended March 31, 2018, total costs and expenses, which includes total cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, increased by 10.9% to ¥169.3 billion from ¥152.7 billion for the previous fiscal year.

Sales and Marketing. For the fiscal year ended March 31, 2018, sales and marketing expenses increased by 11.0% to ¥12.7 billion from ¥11.4 billion for the previous fiscal year. The increase was mainly due to increases in advertising expenses, personnel-related expenses, and sales commission expenses

General and Administrative. For the fiscal year ended March 31, 2018, general and administrative expenses increased by 1.0% to ¥8.3 billion from ¥8.2 billion for the previous fiscal year. The increase was mainly due to an increase in personnel-related expenses.

Research and Development. For the fiscal year ended March 31, 2018, research and development expenses increased by 4.5% to ¥0.5 billion from the previous fiscal year.

Operating Income

As a result of the foregoing factors, operating income for the fiscal year ended March 31, 2018 increased by 31.7% to ¥6.8 billion from ¥5.1 billion for the previous fiscal year.

Other Income (Expenses)-Net

For the fiscal year ended March 31, 2018, we recorded other income-net of ¥1,078 million compared to other income-net of ¥293 million for the previous fiscal year.

Dividend Income. For the fiscal year ended March 31, 2018, dividend income was ¥243 million compared to ¥118 million for the previous fiscal year.

Interest Income. For the fiscal year ended March 31, 2018, interest income was ¥31 million compared to ¥35 million for the previous fiscal year.

Interest Expense. For the fiscal year ended March 31, 2018, interest expense, comprising interest expense related to borrowings and capital lease obligations, amounted to ¥375 million compared to ¥304 million for the previous fiscal year.

Foreign Exchange (Loss)-Net. For the fiscal year ended March 31, 2018, net foreign exchange loss amounted to ¥16 million compared to the loss of ¥45 million for the previous fiscal year. Foreign exchange loss was mainly the result of the Japanese yen becoming stronger against foreign currencies, including the U.S. dollar and the British pound in the fiscal year ended March 31, 2018.

Net Gain on Sales of Other Investments. For the fiscal year ended March 31, 2018, we recorded a net gain on sales of other investments of ¥1,068 million compared to the net gain of ¥217 million for the previous fiscal year. Unrealized gains on holding available-for-sale equity securities of ¥7.5 billion were measured based on closing prices of March 30, 2018, the final day of trading in the fiscal year ended March 31, 2018. Due to the revision to U.S. GAAP relating to available-for-sale equity securities, the net of tax amount of unrealized gains of ¥5.1 billion were reclassified to retained earnings at the beginning of the fiscal year ending March 31, 2019. Changes in unrealized gains or losses due to fluctuations of stock prices will be recognized in other income (expenses) in every quarter beginning with our consolidated statements of income from the first quarter of the fiscal year ending March 31, 2019. Therefore, fluctuations of stock prices may impact our consolidated statements of income.

Loss on sales of an investment in equity method investee. For the fiscal year ended March 31, 2018, we recorded no loss on sales of an investment in equity method investee, as compared to a loss of ¥12 million in the previous fiscal year.

Impairment of Other Investments. For the fiscal year ended March 31, 2018, we recorded an impairment loss on other investments of ¥110 million compared to a loss of ¥31 million for the previous fiscal year.

Other-Net. For the fiscal years ended March 31, 2017 and 2018, we recorded other income of ¥315 million and ¥237 million, respectively.

Income from Operations before Income Tax Expense and Equity in Net Income of Equity Method Investees

For the fiscal year ended March 31, 2018, we recorded income from operations before income tax expense and equity in net income of equity method investees of ¥7.8 billion compared to ¥5.4 billion for the previous fiscal year. The increase primarily reflects the increase in operating income and a net gain on sales of other investments described above.

Income Tax Expense

For the fiscal year ended March 31, 2018, we recorded income tax expense of ¥2.7 billion compared to income tax expense of ¥2.2 billion for the previous fiscal year.

Equity in Net Income of Equity Method Investees

For the fiscal year ended March 31, 2018, equity in net income of equity method investees was ¥135 million compared to ¥130 million for the previous fiscal year. The increase was mainly due to an increase in our share of net income related to Multifeed.

Net income attributable to noncontrolling interests

For the fiscal year ended March 31, 2018, net income attributable to noncontrolling interests was ¥170 million compared to ¥165 million for the previous fiscal year. The increase was mainly due to net income of Trust Networks Inc.

Net income attributable to IIJ

For the fiscal year ended March 31, 2018, net income attributable to IIJ was ¥5.1 billion, compared to ¥3.2 billion for the previous fiscal year. The increase primarily reflects the decrease in operating income and a net gain on sales of other investments.

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

Internet Connectivity Services for Consumers. Revenues for Internet connectivity services for consumers depend on the number of service contracts and pricing. For the fiscal year ended March 31, 2017, revenues increased by 42.5% to ¥21.7 billion from ¥15.3 billion for the previous fiscal year. For the fiscal year ended March 31, 2017, the revenues from hi-ho brand services decreased by 17.2% from the previous fiscal year, while the revenues from IIJ brand services increased by 54.4% from the previous fiscal year. The increase in IIJ brand services was mainly due to the increase in mobile services for consumers, in which we offer inexpensive data communication and voice services through SIM cards. The increase in revenues from our mobile services for consumers covered the decrease in revenues from our network service by hi-ho. Subscriptions to our mobile services for consumers were 951 thousand as of March 31, 2017 compared to 747 thousand for the previous fiscal year end.

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

Outsourcing Services. For outsourcing services, we are currently offering security-related, network-related, server-related, and data center-related outsourcing services, as well as public cloud computing services. Examples of our outsourcing services include, among others, firewall services, email-related services including a sandbox function, web hosting services, Distributed Denial of Service (“DDoS”) attack protection services, Internet-VPN services and router rental services, which are provided mainly to our Internet connectivity customers. Our revenues depend on our ability to cross-sell our existing outsourcing services, add new features to existing outsourcing services and introduce new services. For the fiscal year ended March 31, 2017, our outsourcing services revenues increased by 4.2% to ¥22.2 billion from ¥21.3 billion for the previous fiscal year. The increase was mainly due to an increase in security-related services revenues. We anticipate that outsourcing services revenues should continue to grow mainly due to increasing demands for security-related services by corporate customers.

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

For the fiscal year ended March 31, 2017, our revenues from systems integration, which include equipment sales related to systems integration, increased by 6.6% to ¥57.7 billion from ¥54.2 billion for the previous fiscal year. Systems construction revenue, a one-time revenue, increased by 7.0% compared to the previous fiscal year. The increase was mainly due to an increase in systems construction projects and the execution of several large-scale projects, including the exportation of a container data center module which generated approximately ¥1.2 billion in revenue. Systems operation and maintenance revenue, a recurring revenue, increased by 6.3% compared to the previous fiscal year. The increase was mainly due to an increase in private cloud computing services revenues and an increase in operation and maintenance revenues which had been shifted from systems construction projects. As of March 31, 2017, order backlog for systems construction and equipment sales was ¥7.2 billion, an increase of 18.1% compared to the previous fiscal year end. As of March 31, 2017, order backlog for systems operation and maintenance was ¥34.3 billion, an increase of 24.5% compared to the previous fiscal year end.

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

The following table presents net revenues and operating income for the fiscal years ended March 31, 2016, 2017, and 2018, respectively, by segment.

Business Segment Summary:

	Fiscal year ended March 31,
	2016	2017	2018
	(millions of yen)
Revenues:
Network services and systems integration business	¥137,142	¥154,126	¥172,370
ATM operation business	3,889	4,050	4,031
Elimination	(383)	(387)	(350)
Total	140,648	157,789	176,051
Operating income:
Network services and systems integration business	5,128	3,854	5,430
ATM operation business	1,149	1,438	1,510
Elimination	(137)	(157)	(178)
Total	¥6,140	¥5,134	¥6,762

The Fiscal Year Ended March 31, 2018 Compared to the Fiscal Year Ended March 31, 2017

Network services and Systems Integration Business Segment

Net revenues from our network services and systems integration business segment, before elimination of intersegment revenues, increased by 11.8% to ¥172.4 billion for the fiscal year ended March 31, 2018 compared to ¥154.1 billion for the previous fiscal year. The increase in revenues was mainly due to the increase in mobile-related services both for enterprise and consumers, outsourcing services, WAN services and systems operation. Operating costs and expenses of our network services and systems integration business for the fiscal year ended March 31, 2018 increased by 11.1% to ¥166.9 billion compared to ¥150.3 billion for the previous fiscal year, mainly due to the increases in costs of network services and systems integration. As a result, operating income of our network services and systems integration business for the fiscal year ended March 31, 2018 increased to ¥5.4 billion compared to ¥3.9 billion for the previous fiscal year.

ATM Operation Business Segment

Net revenues from our ATM operation business segment, before elimination of intersegment revenues, decreased by 0.5% to ¥4.0 billion for the fiscal year ended March 31, 2018 compared to ¥4.1 billion for the previous fiscal year. Operating costs and expense of our ATM operation business for the fiscal year ended March 31, 2018 were ¥2.5 billion compared to ¥2.6 billion for the previous fiscal year. As a result, operating income of our ATM operation business for the fiscal year ended March 31, 2018 was ¥1.5 billion compared to operating income of ¥1.4 billion for the previous fiscal year.

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

System integration revenue involves one or more of the following deliverables:

•	System construction services―include all or some of the following elements depending on arrangements to meet each of our customer's requirements: consulting, project planning, system design, and development of network systems. These services also include the installation of software as well as configuration and installation of hardware.
•	Software―we resell third-party software such as Oracle and Windows to our customers, which are installed by us during the system development process.

•	Hardware―we also resell third-party hardware, primarily servers, switches and routers, which we install during the system development process. The hardware is generic hardware that is often sold by third-party manufacturers and resellers.
•	Monitoring and operating services―we monitor our customer's network activity and Internet connectivity to detect and report problems. We also provide constant data backup services.
•	Hardware and software maintenance services―we repair or replace any malfunctioning parts of hardware. We examine software faults and provide suitable solutions to customers.

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

Useful lives of property and equipment

Property and equipment, net recorded on our balance sheet was ¥46.4 billion at March 31, 2018, representing 30.2% of our total assets. Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including capitalized software and capital leases, are computed principally using the straight-line method based on either the estimated useful lives of the assets or the lease period, whichever is shorter. Our depreciation and amortization expenses for property and equipment for the fiscal years ended March 31, 2016, 2017 and 2018 were ¥9.5 billion, ¥10.5 billion and ¥12.0 billion, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes at March 31, 2018, were as follows:

Item	Range of useful lives
Data communications, office and other equipment	2 to 20 years
Buildings	20 years
Leasehold improvements	4 to 20 years
Capitalized software	5 to 7 years
Capital leases	4 to 6 years

If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal of property and equipment for the fiscal years ended March 31, 2016, 2017, and 2018 were ¥66 million, ¥171 million and ¥112 million, respectively.

A one-year change in the useful life of these assets would have increased or decreased depreciation expense by approximately ¥6.2 billion and ¥3.9 billion, respectively.

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

No impairment of goodwill was recognized during the years ended March 31, 2016, 2017 and 2018.

The Company recorded ¥11 million and ¥81 million of loss on impairment of the trademark right related to hi-ho in “General and administrative” expenses in the Company’s consolidated statements of income for the years ended March 31, 2016 and 2017, respectively. Because of the recent decrease in revenues of hi-ho, the Company recognized that the trademark might be impaired. The carrying value of the trademark exceeded its fair value and the impairment loss was recognized in an amount equal to the excess of the carrying amount of the trademark over the fair value of the trademark. The fair value of the trademark was calculated using the relief-from-royalty method. The amount of loss was included in the network service and system integration business segment.

Intangible assets with finite useful lives, consisting of customer relationships, are amortized using a non-straight-line basis based on the pattern of expected future economic benefit over the estimated useful lives, which range from 10 to 19 years. We estimate the useful lives of the intangible assets, considering the customer attrition rate related to the customer relationships, results of contract update, new technology or economic situation. If the attrition rate increases beyond expectation or rapid technological advances render the existing technology obsolete, we may need to re-evaluate the remaining useful lives, or recognize impairment losses on the customer relationships.

On December 31, 2017, we sold all of the company’s shares of hi-ho, which provided Internet connectivity services for consumers, to a third party. Hi-ho was included in the network service and systems integration business segment. We recognized a gain of ¥45 million on the sale of the hi-ho shares, in addition, goodwill and trademark decreased by ¥87 million and ¥15 million, respectively, for the year ended March 31, 2018. The gain on the sale was recorded in “General and administrative” expenses in our consolidated statements of income.

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

Allowance for doubtful accounts and uncollectible contractual prepayments

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. As of March 31, 2017 and 2018, we maintained allowances for doubtful accounts of ¥185 million and ¥185 million, respectively. Management specifically analyzes accounts and loans receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowances for doubtful accounts. If the financial condition of our customers or debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. As of March 31, 2018, certain subsidiaries not subject to consolidation tax filing had tax operating loss carryforwards, which were composed of ¥707 million in the United States of America and ¥1,180 million in other countries. The tax operating loss carryforwards are available to offset future taxable income and will expire as shown in Note 12 of our consolidated financial statements. The net operating loss carryforwards in the United States of America will expire in the period ending from December 31, 2021 to 2037. With the exception of ¥251 million with no expiration period, the net operating loss carryforwards in other countries will expire in the period ending from December 31, 2018 to 2022. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if there are changes in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years, a decrease of or an increase in valuation allowance against deferred tax assets related to tax operating loss carryforwards and other temporary differences would result in the decrease or increase in deferred tax expense.

Valuation of investments

We have investments in securities, and the valuation of such investments and funds requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding future financial conditions and cash flows. As of March 31, 2018, we had available-for-sale securities of ¥9.3 billion and cost method investments of ¥2.1 billion.

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

Our unrealized loss on investments in marketable equity securities as of March 31, 2018 relates to Japanese companies (three issuers) in the financial, heavy and shipping industries. The fair value of each investment is between 2.8% and 8.6% less than its cost. The duration of the unrealized loss position was primarily less than two months. We evaluated the near-term prospects of the issuer and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and our ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of fair value, we do not consider the investments to be other-than-temporarily impaired as of March 31, 2018.

Impairment of investments in certain marketable equity securities and nonmarketable equity securities, including funds, included in “Other income (expenses)” in our consolidated statements of income, were recognized to reflect the decline in value considered to be other-than-temporary. We recognized an impairment loss of ¥31 million on marketable equity securities for the year ended March 31, 2017, and ¥110 million on nonmarketable equity securities for the year ended March 31, 2018.

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

We used a discount rate of 0.8% for the projected benefit obligation as of March 31, 2018. The discount rate was determined by using the market yield of high-quality fixed income securities reflecting the estimated timing of benefit payments.

We used an expected long-term rate of return on pension plan assets of 2.9% as of March 31, 2018. To determine the expected long-term rate of return on pension plan assets, we consider a combination of historical returns and prospective return assumptions derived from the pension trust funds’ managing company. The actual return on the pension plan assets for the year ended March 31, 2018 was 3.6%.

The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plan as of March 31, 2018.

Change in Assumption	Pre-Tax PBO	Pension Expense	Equity (Net of Tax)
(millions of yen)
50 basis point increase/decrease in discount rate	(535)/581	(36)/65	24/(44)
50 basis point increase/decrease in expected return on assets	–	(21)/21	–/(14)

Stock Based Compensation

The Company measures and records the compensation cost from stock compensation-type stock options based on the fair value. The fair value of the stock option is measured on the date of grant using the Black-Scholes option-pricing model, and amortized over the requisite service period. The compensation cost is mainly included in “General and administrative” expense.

New Accounting Guidance

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which applies to inventory that is measured using the first-in, first-out method (“FIFO”) or average cost methods. Under the updated guidance, an entity should measure inventory within the scope of the guidance at the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using the last-in, first-out method (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016 and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company adopted this ASU in the first quarter beginning April 1, 2017. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes (Topic 740)” which changes how deferred taxes are classified on our balance sheets. This ASU requires all deferred tax assets and liabilities to be classified as non-current. This ASU is effective for annual and interim periods beginning after December 15. 2016, with early adoption permitted. The Company adopted this ASU in the first quarter beginning April 1, 2017 with prospective application. Prior periods were not retrospectively adjusted. Current deferred tax assets and liabilities included in the consolidated balance sheets as of March 31, 2017 are ¥1,298,469 thousand and ¥108,994 thousand, respectively.

Accounting Guidance Issued But Not Adopted as of March 31, 2018

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. This guidance also requires an entity to improve disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

ASU 2015-14, “Revenue from Contracts with Customers: Deferral of the Effective Date,” which was issued in August 2015, revised the effective date for ASU 2014-09 to annual and interim periods beginning after December 15, 2017, with early adoption permitted, but not earlier than the original effective date of annual and interim periods beginning after December 15, 2016, for public entities.

In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)," which is an amendment to the ASU 2014-09 on assessing whether an entity is a principal or an agent in a revenue transaction. This amendment addresses implementation issues that were discussed by the Revenue Recognition Transition Resource Group ("TRG") to clarify the principal versus agent assessment and provide for a more consistent application. This new standard has the same effective date and transition requirements as ASU 2014-09. The guidance permits two methods of adoption. The Company currently plans to adopt the standard using the“modified retrospective method.” Under that method, the Company will apply the rules to all contracts existing as of April 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previous accounting standards.

The Company expects revenue recognition for its broad portfolio of hardware, software and services to remain largely unchanged. However, the guidance is expected to change the allocation of contract revenues between various services and equipment and the timing of revenue recognition for certain nonrefundable upfront fees.

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

The Company is in the process of finalizing the assessment of the impact of adopting this guidance and expects that the adoption will not have a material impact on the Company’s results of operations and financial position.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the ASU clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for fiscal years and interim periods beginning after December 15, 2017, and upon adoption, an entity should apply the amendments by means of a cumulative effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. Early adoption is not permitted, except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument-specific credit risk in other comprehensive income. The Company anticipates that the adoption of this guidance will increase the volatility of the Company’s other income (expenses), resulting from the remeasurement of the Company’s equity securities.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance requires that a lessee recognizes assets and liabilities for leases with lease terms of more than twelve months and the recognition, presentation and measurement in the financial statements will depend on its classification as a finance or operating lease. In addition, the new guidance will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting remains largely unchanged from current U.S. GAAP, but does contain some targeted improvements to align with the new revenue recognition guidance issued in 2014. ASU 2016-02 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2018, using a modified retrospective approach, and early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments," which addresses the diversity of practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows with respect to eight specific cash flow issues. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is currently evaluating the impact of adopting this guidance.

B. Liquidity and Capital Resources

Liquidity and Capital Requirements

Our principal capital and liquidity needs in recent years have been for capital expenditures for the development, expansion and maintenance of our network infrastructure, lease payments, payment for acquisition of a land, payment of principal and interest on outstanding borrowings, investments in group companies and other working capital. In our opinion, our working capital is sufficient for our present requirements.

Capital Expenditures. Most of our capital expenditures relate primarily to the development, expansion and maintenance of our network and service infrastructures, our internal back-office systems, and software development. The investments are mostly for routers, servers, network equipment, container-type data centers, other facilities necessary to offer services on our network and software. The table below shows our capital expenditures, which we define as amounts paid for purchases of property and equipment plus acquisition of assets by entering into capital leases, for the last three fiscal years. Capital expenditures for the fiscal year ended March 31, 2018 were larger than the fiscal years ended March 31, 2016 and 2017, mainly because there were increases in capital expenditures, including capitalized leases for facilities and equipment related to service developments, such as for security and mobile services, and back-office related capital expenditures in the fiscal year ended March 31, 2018 compared to the fiscal years ended March 31, 2016 and 2017.

	For the fiscal year ended March 31,
	2016	2017	2018
	(millions of yen)
Capital expenditures, including capitalized leases (*)	¥14,812	¥16,531	¥20,828

_________________

(*)	Further information regarding capital expenditures, including capitalized leases and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in Item 3.A., “Selected Financial Data— Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.”

We expect that our capital expenditures, including capitalized leases, for the fiscal year ending March 31, 2019 related to our network services and systems integration business will be slightly smaller than the amount for the fiscal year ended March 31, 2018. While the capital expenditure for the fiscal year ended March 31, 2018 includes approximately ¥1.2 billion for the acquisition of land for our own new data center as well as approximately ¥3 billion of capital expenditures for cloud service facility in Western Japan for usage from the fiscal year ending March 31, 2019, we plan to start constructing our own data center capital expenditures attributed to which in the fiscal year ending March 31, 2019 are estimated to be approximately ¥3.0 billion. The usual expansion and improvement of our existing network and service development is expended to be essentially unchanged from the fiscal year ended March 31, 2018.

We recorded a loss on disposal of property and equipment of ¥66 million, ¥171 million, and ¥112 million for the fiscal years ended March 31, 2016, 2017, and 2018, respectively.

Lease payments. We have operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to our network. The leases for domestic and international backbone connectivity are generally non-cancelable for a minimum one-year lease period. We also lease our office premises, for which refundable lease deposits are capitalized as guarantee deposits, certain office equipment under non-cancelable operating leases, and its network operation centers under non-cancelable operating leases which expire on various dates through the year 2023. Lease expenses related to the backbone lines for the fiscal years ended March 31, 2016, 2017, and 2018 amounted to ¥3.6 billion, ¥3.4 billion and ¥3.3 billion, respectively. Lease expenses for local access lines, which are mainly attributable to Internet connectivity services and WAN services, for the fiscal years ended March 31, 2016, 2017, and 2018 amounted to ¥23.0 billion, ¥24.8 billion and ¥27.6 billion, respectively. Other lease expenses for the fiscal years ended March 31, 2016, 2017, and 2018 amounted to ¥6.9 billion, ¥7.1 billion and ¥7.6 billion, respectively.

We conduct our connectivity and other services, including cloud computing services by using data communications and other equipment leased under capital lease arrangements.

We sold ATM and data communications equipment procured from a third-party vendor, which amounted to ¥3.6 billion and ¥3.2 billion, to the leasing company for the years ended March 31, 2017 and 2018, respectively, and concurrently entered into capital lease arrangements to lease the equipment back, which resulted in total lease payments of ¥3.6 billion due by March 2022 and ¥3.1 billion due by March 2023, related to the lease contracts entered into during the year ended March 31, 2017 and 2018, respectively.

The fair value of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥32.9 billion and ¥19.7 billion as of March 31, 2017 and ¥35.8 billion and ¥21.3 billion as of March 31, 2018, respectively.

As of March 31, 2018, the future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which we charge outright to customers), and capital leases were as follows:

			Payments due by period
			(millions of yen)
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Connectivity lines operating leases	¥849	¥586	¥263	–	–
Other operating leases	5,642	3,467	1,689	¥365	¥121
Capital leases	17,056	5,885	8,630	2,541	–
Total minimum lease payments (1)	¥23,547	¥9,938	¥10,582	¥2,906	¥121

_________________

(1)	See Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

Payments of principal and interest on outstanding borrowings. We require cash for payments of interest and principal on our outstanding borrowings.

Short-term borrowings. As of March 31, 2018, our short-term borrowings consisting of bank overdrafts were ¥9.3 billion. The weighted-average interest rate of our short-term borrowings at March 31, 2018 was 0.411%. Our short-term borrowings as of March 31, 2018 stayed the same as the balance of March 31, 2017. Our unused balance under our bank overdraft agreements, uncommitted, was ¥10.5 billion in short-term borrowings as of March 31, 2018.

Long-term borrowings. As of March 31, 2018, we had ¥15.5 billion of outstanding long-term borrowings, all of which were non-current portions and which consisted of unsecured, fixed interest rate loans from banks of ¥15.5 billion with a weighted-average interest rate of 0.488%.

Annual maturities of long-term borrowings outstanding as of March 31, 2018 were as follows:

Fiscal year ending March 31	Millions of yen
2020	¥1,500
2021	1,830
2022	5,170
2023	1,500
2024	2,000
2025	3,500
Total	¥15,500

Collateral for borrowings. Substantially all of our short-term and long-term borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the banks may require us to provide collateral or guarantees with respect to the borrowings. We did not provide banks with any collateral for outstanding loans as of March 31, 2017 and 2018. Our primary banking relationships are with Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation and Mitsubishi UFJ Trust and Banking Corporation. The banks are also shareholders and customers of ours.

Investments in current and former group companies. In the past, we have made substantial investments in current and former group companies. We may need to provide additional investment in our group companies to enhance or maintain our business synergy with our affiliated companies in the future. See Item 4.B., “Our Group Companies” for information on investment in equity method investees.

Working capital needs. Our principal working capital requirements are for payments for our domestic and international backbone, local access lines, mobile bandwidth, network equipment, software and systems integration. We also require working capital requirements for personnel expenses, office rents and other operating expenses.

Capital Resources

We seek to manage our capital resources and liquidity to provide sufficient funds for current and future financial obligations. We have traditionally met our capital and liquidity requirements through cash flows from operating activities, long-term and short-term borrowings from financial institutions, capital leases and issuances of equity securities. As of March 31, 2018, we had cash and cash equivalents of ¥21.4 billion.

Short-term and long-term borrowings. Short-term and long-term borrowings provide us with an important source for maintaining an adequate level of working capital, acquisition of fixed assets and investments. We plan to refinance our short-term borrowings or use the unused balance outstanding of ¥10.5 billion, uncommitted, as of March 31, 2018 under the bank overdraft agreement for maintaining adequate level of working capital, acquisition of fixed assets and investments. See — “Payments of principal and interest on outstanding borrowings” above.

Cash flows from operating activities. We generated ¥13.3 billion by operating activities for the year ended March 31, 2018. See — “Cash Flows” below.

Capital leases. Capital leases also provide us with an important source of financing. See Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

Cash Flows

We had cash and cash equivalents of ¥21.4 billion at March 31, 2018 compared to ¥22.0 billion at March 31, 2017.

The following table presents information about our cash flows during the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal year ended March 31,
	2016	2017	2018
	(millions of yen)
Net cash provided by operating activities	¥12,051	¥7,368	¥13,261
Net cash used in investing activities	(8,377)	(7,376)	(13,037)
Net cash provided by (used in) financing activities	(5,201)	2,492	(748)
Effect of exchange rate changes on cash and cash equivalents	2	(94)	(32)
Net increase (decrease) in cash and cash equivalents	(1,525)	2,390	(556)
Cash and cash equivalents at beginning of the year	21,094	19,569	21,959
Cash and cash equivalents at end of the year	¥19,569	¥21,959	¥21,403

The Fiscal Year Ended March 31, 2018 Compared to the Fiscal Year Ended March 31,2017

Net cash provided by operating activities for the fiscal year ended March 31, 2018 was ¥13.3 billion, an increase of ¥5.9 billion from ¥7.4 billion for the previous fiscal year. Net income for the fiscal year ended March 31, 2018 increased by ¥1.9 billion from the previous fiscal year. As adjustments to reconcile net income to net cash provided by operating activities, depreciation and amortization increased by ¥1.5 billion from the previous fiscal year resulting from our recent years’ business investment enhancements, and net gain on sales of other investments for the fiscal year ended March 31, 2018 increased by ¥0.9 billion from the previous fiscal year. The net changes in operating assets and liabilities resulted in a positive impact of ¥3.5 billion compared to the previous fiscal year. The positive impact mainly included the following: a decrease of prepaid expenses of ¥2.0 billion; a decrease in inventories of ¥1.9 billion; an increase in income taxes payable and accrued expenses of ¥1.4 billion in total; an increase in accounts receivable of ¥1.1 billion; and a decrease of deferred income (current and non-current) of ¥1.0 billion, compared to the previous year.

Net cash used in investing activities for the fiscal year ended March 31, 2018 was ¥13.0 billion, an increase of ¥5.6 billion from ¥7.4 billion for the previous fiscal year. The change mainly resulted from the following factors: an increase in payment for property and equipment of ¥5.1 billion; an increase of investment in equity method investees of ¥1.9 billion; and an increase of proceeds from available-for-sale securities of ¥1.2 billion, compared to each for the previous fiscal year.

Net cash used in financing activities for the fiscal year ended March 31, 2018 was ¥0.7 billion, a decrease of ¥3.2 billion from net cash provided by financing activities of ¥2.5 billion for the previous fiscal year. The change mainly resulted from the following factors: a decrease in net proceeds from borrowings of ¥1.7 billion; an increase in principal payments under capital leases of ¥0.9 billion; and an increase in payments of long-term accounts payable of ¥0.5 billion, compared to each for the previous fiscal year.

The Fiscal Year Ended March 31, 2017 Compared to the Fiscal Year Ended March 31, 2016

Net cash provided by operating activities for the fiscal year ended March 31, 2017 was ¥7.4 billion, a decrease of ¥4.7 billion from ¥12.1 billion for the previous fiscal year. Net income for the fiscal year ended March 31, 2017 decreased by ¥0.9 billion from the previous fiscal year, and depreciation and amortization increased by ¥1.0 billion from the previous fiscal year, which is due to our recent years’ business investment enhancements. However, the net changes in operating assets and liabilities resulted in a negative impact of ¥4.6 billion compared to the previous fiscal year. The negative impact mainly included the following: an increase in accounts receivable of ¥2.2 billion; an increase in prepaid expenses of ¥1.8 billion related to the payment for systems integration projects and the payment of licensing fees along with revenue growth and service development, compared to the previous year.

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

Contingencies

We did not have any material contingent liabilities as of March 31, 2018.

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

Network services revenues

Network services revenues consist of our revenues from Internet connectivity services for enterprise, Internet connectivity services for consumers, WAN services and outsourcing services. Our network services revenues accounted for 56.4%, 58.9% and 61.4% of our total revenues for the fiscal years ended March 31, 2016, 2017, and 2018 respectively. As our Internet connectivity services for enterprise and WAN services customers are more likely to use our outsourcing services or systems integration along with their needs for comprehensive network expands, Internet connectivity services for enterprise and WAN services are important for the growth of our outsourcing services or systems integration business.

Internet connectivity services for enterprise

Our revenues from Internet connectivity services for enterprise accounted for 12.5%, 14.3% and 15.9% of our total revenues for the fiscal years ended March 31, 2016, 2017, and 2018 respectively. Revenues from Internet connectivity services for enterprise basically depend on the size of our customer base, the average contracted bandwidth and the unit price of our services. The market for Internet connectivity services for enterprise generally follows the trends written below:

Increase in contracted bandwidth. Total contracted bandwidth for Internet connectivity services for enterprise customers increased to 3,117.7Gbps as of March 31, 2018 from 2,773.3Gbps for the previous fiscal year end. The number of IP service contracts for the bandwidth over 100 Mbps increased to 1,126 for the fiscal year ended March 31, 2018 from 1,028 for the previous fiscal year end. This increase is mainly due to an increase in customers' demand for broader bandwidth for their Internet connectivity. The total contracted bandwidth for Internet connectivity services for enterprise is calculated by adding the contracted bandwidth for each of the following services: IP services, IIJ data center connectivity services and broadband services. Although we do not expect revenue per contract to grow largely in the fiscal year ending March 31, 2019 due to continuing competition, we believe that customer demand for broader bandwidth should continue as the use of broadband by corporate customers expands. We expect Internet traffic generated by CDN services to increase in the fiscal year ending March 31, 2019 as our equity method investee, JOCDN starts to provide CDN services to a large content provider and continue to provide CDN services to major Japanese broadcasting companies. We also try to acquire new customers and increase the bandwidth of existing customers as well as maintain the quality of our services to differentiate them from those of our competitors.

Increasing demand for mobile data communications services. Demand for our mobile data communications service for enterprise called IIJ Mobile Service, which is provided under an MVNO scheme, has increased since its introduction in January 2008. IIJ Mobile Service’s subscriptions increased to 1,339,586 as of March 31, 2018 from 857,903 for the previous fiscal year end. The increase is mainly due to subscription accumulation through our MVNE clients as well as M2M and IoT type projects. We target corporate customers who are security conscious and looking for data communication services with strong security features such as VPN access and private access. Demands related to M2M connectivity and IoT are expected to increase. To capture the demand, we have developed related service line-ups.

Increasing demands for MVNE transaction. We started “IIJ Mobile MVNO Platform Services” under which we operate as MVNE by providing our MVNO service platform to corporate customers so that they can incorporate MVNO services in their businesses. The related subscriptions, which are included in IIJ Mobile Services subscriptions, increased to approximately 825 thousand as of March 31, 2018 from approximately 582 thousand for the previous fiscal year end. MVNE revenue accounted for 28.5% and 38.9% of our Internet connectivity services for enterprise for the fiscal years ended March 31, 2017 and 2018, respectively. The number of MVNE clients as of March 31, 2018 was 137, which includes 85 cable TV operators nationwide, an increase of 13 clients from the previous fiscal year end. Most of the clients are cable television operators which sell our inexpensive SIM cards together with their services such as ISP services to individual households all over Japan.

Continuous demand for broadband services. Demand for broadband services such as IIJ FiberAccess/F, IIJ DSL/F and IIJ DSL/A is steady as the services are used to connect corporate branches and remote offices. For access lines, the services use optical lines with a maximum speed of 1Gbps. The number of contracts for our broadband services was 72,630 as of March 31, 2018 compared to 72,605 for the previous fiscal year end. We expect demand for broadband services should contribute to an increase in our outsourcing services and systems integration revenues as usage and implementation of these connectivity services increase the demand for outsourcing services such as security services and network systems integration.

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

Internet Connectivity services for consumers

Our revenues from Internet connectivity services for consumers accounted for 10.8%, 13.8% and 14.1% of our total revenues for the fiscal years ended March 31, 2016, 2017, and 2018, respectively. Revenues from Internet connectivity services for consumers mainly depend on the size of our customer base and pricing. The size of our customer base depends primarily on the popularity of services under our brand name, our sales partners as well as the attractiveness of our service offerings which is measured primarily by pricing, the quality of service, and our ability to attract new customers. Internet connectivity services for consumers’ subscriptions decreased to 1,363,531 as of March 31, 2018 from 1,409,259 for the previous fiscal year end. The decrease is mainly because we sold all shares of hi-ho, our former consolidated subsidiary whose main business was fixed line Internet connectivity services for consumers, on December 31, 2017. Our mobile services for consumers contributed to the increase in the number of subscriptions.

Increasing demands for mobile services for consumers. From February 2012, we started to provide mobile services to consumers by using our MVNO service infrastructure, which was formerly provided only to corporate customers. The revenue from this service increased to ¥20.7 billion for the fiscal year ended March 31, 2018 from ¥17.1 billion for the previous fiscal year. The subscriptions for this service increased to 1,005 thousand as of March 31, 2018 from 951 thousand for the previous fiscal year end. We offer inexpensive LTE SIM cards which are inserted to individual smart phones and portable devices. We started to offer voice call function in April 2014 with an expectation that it would generate more subscriptions. From October 2014, we started to provide prepaid SIM cards to foreign tourists visiting Japan. These SIM cards are sold at convenience stores, major electronics retail stores, department stores, and airports. Since the inexpensive LTE SIM card market is relatively new in Japan, we are uncertain about the extent of how much the market will expand and the timeframe of that expansion. According to the report published by the MIC, 7.1% of the total Japanese mobile subscriptions were using inexpensive SIM card services as of December 31, 2017. We anticipate our mobile-related revenue to increase largely for a while along with the market expansion. Our revenue can fluctuate as consumer market trends tend to change rapidly.

General trends of Internet connectivity services for consumers. We offer our Internet connectivity services for consumers not only directly, but also through sales partners including Excite Japan Co., Ltd. and so on. These service providers sell Internet connectivity services to consumers under their own name but they are using our Internet network infrastructure to provide such services. From March 2015, we started to offer “IIJmio Hikari,” which is a bundled service packaging optical fiber broadband service with ISP services. IIJmio Hikari is replacing our conventional Internet connectivity services for consumers. We also offer our mobile services for consumers as an optional service for IIJmio Hikari with some monthly charge discount.

WAN services

Our revenues from WAN services accounted for 17.9%, 16.8% and 16.6% of our total revenues for the fiscal years ended March 31, 2016, 2017, and 2018, respectively. Demand for WAN services is relatively stable with continuous use by certain large clients who use the services to connect corporate mission critical systems. Such transaction volume tends to be large and unit prices tend to be higher than our other network services. Therefore, revenues can fluctuate significantly with the absence or addition of such large orders. Accordingly, future revenue is difficult to forecast.

Outsourcing Services

Our revenues from outsourcing services accounted for 15.1%, 14.0% and 14.8% of our total revenues for the fiscal years ended March 31, 2016, 2017, and 2018, respectively. Outsourcing services consist of network-related services, server-related services, security-related services, data center-related facility services and operation and management services, and some services of our cloud computing services. For the fiscal year ended March 31, 2018, outsourcing services revenues increased to ¥26.1 billion from ¥22.2 billion for the fiscal year ended March 31, 2017 mainly because security-related service revenue grew by 26.2% from the previous fiscal year. The increase in demand for security services is due to an increasing number of Japanese enterprises becoming security conscious about their IT systems triggered by the number of recent security incidents, such as targeted and DDoS attacks on Japanese business enterprises and public sector entities. The demands for DDoS protection services, firewall services with a sandbox function and virtual desktop services in particular are increasing. We expect that corporate customers will continue to increase their use of the Internet as a business tool and will increasingly rely on an expanding range of outsourcing services to enhance productivity, reduce costs and improve service reliability. We believe our public cloud computing services will contribute to the revenue growth for the middle-to long-term although we also expect the current weak growth pace to continue for a while.

Systems integration revenues, including related equipment sales revenues

Our systems integration revenue consists of systems construction and systems operation and maintenance.

Systems construction, which is a one-time revenue, accounted for 15.0%, 14.3% and 12.8% of our total revenues for the fiscal years ended March 31, 2016, 2017, and 2018, respectively. Systems construction revenues, including related equipment sales revenues for the fiscal year ended March 31, 2018 was essentially unchanged from the previous fiscal year because system engineers resources were concentrated on a particularly large project, which led to a weak sales activity and order accumulation for the latter half of the fiscal year, and in the fiscal year ended March 31, 2017.

Systems operation and maintenance, which is a monthly recurring revenue, accounted for 23.5%, 22.3% and 21.5% for the fiscal years ended March 31, 2016, 2017, and 2018, respectively. Revenue for our private-type cloud computing services is included in the systems operation and maintenance revenues. Systems operation and maintenance revenues for the fiscal year ended March 31, 2018 increased by 7.9% compared to the previous fiscal year mainly because many of the accumulated systems construction projects have been shifted to the operation. Excluding the revenue growth from our private-type cloud computing services, systems operation and maintenance revenues increased by 4.8% compared to the previous fiscal year. For the fiscal year ended March 31, 2018, we recognized 86.4% of our cloud computing service revenues in systems operation and maintenance and 13.6% was recognized in outsourcing services.

For the fiscal year ended March 31, 2018, our cloud computing services revenues were ¥17.9 billion, an increase of approximately ¥2.3 billion from the previous fiscal year, and for the fiscal year ending March 31, 2019, we target approximately ¥20.0 billion in revenue. In November 2015, we launched “IIJ GIO Infrastructure P2,” targeting Japanese enterprises that seek to migrate their core business platform systems to the cloud by offering a reliable public cloud computing infrastructure with increased processing performance, as well as a private cloud computing infrastructure.

For the fiscal year ending March 31, 2019, we should continue to see a strong appetite for IT investments along with favorable market situations. As systems integration revenues can fluctuate significantly in accordance with the absence or addition of large orders, they are accordingly difficult to forecast. For systems operation and maintenance revenues, we anticipate that we can increase them from the increase in systems construction revenue which should migrate to systems operation and maintenance as well as accumulation of our cloud computing services orders. In the middle-to long-term, we anticipate that Japanese companies should increase IT-related investments for their network systems when the general economic situation and the business results of the Japanese companies recover. While we anticipate the cloud computing market to continue to expand in Japan, our cloud computing services might replace hardware revenues, which are a part of systems construction revenues, which could result in a decrease in systems construction revenues in the middle-to long-term.

Equipment sales revenues

Our equipment sales revenues consist primarily of sales of networking and other related equipment as requested by our customers, other than that provided in connection with our systems integration services. We are seeing an increase in portable devices and smartphone orders along with increasing needs for mobile services for both enterprise and consumer. Our equipment sales revenues accounted for 2.3%, 1.9% and 2.0% of our total revenues for the fiscal years ended March 31, 2016, 2017, and 2018, respectively.

ATM Operation Business revenues

The ATM operation business revenues consist primarily of commission fees for each withdrawal transaction with the use of ATMs. ATM commission fees collected from each withdrawal are aggregated every month and recognized as ATM operation business revenues. The number of daily withdrawing transactions for the fiscal year ended March 31, 2018 stayed almost the same as the previous fiscal year. Our ATM operation business revenues and its percentage of our total revenue was ¥3.9 billion, ¥4.1 billion and ¥4.0 billion and 2.8%, 2.6% and 2.3% for the fiscal years ended March 31, 2016, 2017, and 2018, respectively. The number of placed ATMs as of March 31, 2018 was 1,096, an increase of 30 ATMs from the previous fiscal year end. We may see a continuous decrease in the number of daily transaction due, for example, to a decrease in the number of pachinko players as the Japanese population declines or to a decrease in consumer demand prompted by an increase in the Japanese consumption tax rate.

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

Range of service offerings: To increase our revenues from business users, we provide a wide variety of services and continue to introduce new services. For Internet connectivity services, we have introduced LTE services as an addition to our mobile services. For cloud computing services, in November 2015, we launched a new service platform “IIJ GIO Infrastructure P2” which offers reliable public cloud infrastructure with increased processing performance and private cloud infrastructure. For network services for enterprise, from July 2015, we started to offer “IIJ Omnibus Service” which incorporates SDN and NFV technologies to offer several network elements automatically. We anticipate these steps will allow us to sell a greater variety of services to our high-end corporate users and to meet Japanese enterprises’ IT needs. However, we will still be strongly dependent on the Japanese economy and on Japanese companies and their information technology budgets. We expect Internet usage to continue to grow in Japan and that businesses will continue to diversify their uses of the Internet. Our ability to develop and offer a broad range of services to meet our customers’ demands will significantly influence our future revenues.

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

Overseas business: The Group is enhancing its overseas operations mainly to fulfill the broad range of IT network related needs of our Japanese customers that are headed abroad to expand their overseas business. As a group, we aim to expand our cloud computing related services and overseas business by leveraging our customer base and our engineering skills. However, our overseas business portion is still relatively small. For the fiscal year ended March 31, 2018, our overseas revenue, which is mainly recognized in systems integration revenue, was approximately ¥6.1 billion, compared to approximately ¥6.4 billion of the previous year, and we recorded positive operating income, compared to an operating loss of approximately ¥0.2 billion of the previous year. For the fiscal year ending March 31, 2019, we target overseas business revenue of approximately ¥7.0 billion and operating income of approximately ¥0.1 billion.

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

We have made continuous investments in past years to develop and expand our network along with our business expansion. For the fiscal year ended March 31, 2018, our leased lines and other connectivity costs were ¥31.4 billion or 29.0% of our total network services revenues. For the previous fiscal year, these costs were ¥28.5 billion or 30.7% of total our network services revenues.

•	Backbone cost: Backbone cost for the fiscal year ended March 31, 2018 was ¥3.3 billion, a slight decrease compared to the fiscal year ended March 31, 2017. We do not expect our backbone costs to significantly increase.

•	Dedicated local access line costs: We collect dedicated local access line fees from subscribers and pay these fees over to the carriers. Dedicated local access line costs for the fiscal year ended March 31, 2018 were ¥27.5 billion compared to ¥24.6 billion for the fiscal year ended March 31, 2017. Other connectivity costs were ¥0.6 billion for the fiscal year ended March 31, 2018, compared to ¥0.5 billion for the previous fiscal year.

Depreciation and amortization cost related to network service revenues increased by ¥0.9 billion to ¥5.9 billion for the fiscal year ended March 31, 2018 from ¥5.0 billion for the fiscal year ended March 31, 2017 along with the increase in capital expenditures related to network service revenues. Along with the increase in capital expenditures, we expect depreciation and amortization to increase.

The cost of mobile services revenues, most of which is recognized as outsourcing-related costs of network services revenues, has been increasing along with the rapid increase in consumer mobile and MVNE subscriptions. We have been purchasing NTT Docomo’s mobile infrastructure to provide our mobile services and we have been increasing our purchasing volume in order to offer reliable connectivity to our customers, both enterprise and consumer. For the fiscal year ended March 31, 2018, outsourcing-related costs increased by ¥6.2 billion from the previous year mainly due to an increase in purchasing volume of mobile-related service facility including mobile bandwidth from NTT Docomo along with an increase in consumer mobile service subscriptions. NTT Docomo charges a “wholesale telecommunications service charge” to all MVNOs purchasing volume from NTT Docomo, including us. NTT Docomo calculates the unit price in accordance with the “Telecommunications Business Law” and the “Guidelines related to Operation of the Institution for Category II Designated Telecommunications Facilities,” which are both administrated by the MIC. The unit price is a flat-rate per Mbps and is calculated based mainly on NTT Docomo’s actual cost related to its mobile data communication business. In recent years, such unit price decreased by 41.2%, 56.6%, 23.5%, 16.9%, 14.1% and 18.2% annually in the fiscal years 2011, 2012, 2013, 2014, 2015 and 2016 respectively. The corresponding unit price per 10Mbps is approximately ¥2.8 million, approximately ¥1.2 million, approximately ¥0.9 million, approximately ¥0.8 million, approximately ¥0.7 million, and approximately ¥0.6 million in the fiscal years 2011, 2012, 2013, 2014, 2015 and 2016 respectively. As for the unit price fixed in March 2018, the rate of decrease was relative large which is mainly due to NTT Docomo’s cost and we assume that this may have been due to their change in depreciation method from declining-balance to straight line. Amounts we pay to NTT Docomo for our mobile services have been increasing along with the purchasing volume increase, while the unit price itself continues to decrease.

Costs of systems integration revenues and equipment sales

The cost of our systems integration revenues and equipment sales consists of purchasing costs, personnel-related costs, outsourcing-related costs, network operation-related costs and other costs. Purchasing costs increase or decrease in tandem with systems construction revenues and equipment sales revenues. Personnel and outsourcing-related costs are mainly costs of engineering staff. Network operation-related costs are costs such as depreciation and amortization of capital leases for system-related equipment, including facilities and equipment mainly for cloud computing services. The main determinant of whether our gross margin will increase or decrease depends on whether we can secure profit for each systems integration project, whether we are able to adequately control the man-hour for each systems integration project as initially estimated, maintain the productivity of outsourcing personnel, especially system engineers, maintain the profitability of our cloud computing services and whether we are able to achieve enough revenue that covers our total costs. For the fiscal year ending March 31, 2019, as we do not expect systems construction revenue to significantly increase, we expect the costs of systems integration revenues to also not increase significantly. We should continue to focus on controlling personnel and outsourcing costs adequately as well as carefully consider the timing of increasing facilities and equipment for our cloud computing services as they require a large upfront investment.

Costs of ATM Operation Business

The cost of our ATM operation business consists primarily of per-ATM cost such as ATM depreciation, maintenance and network cost, systems development costs, and outsourcing related costs. For the fiscal year ended March 31, 2018, the ATM operation business recorded approximately ¥2.4 billion in costs.

Sales and marketing

Our sales and marketing expenses consist primarily of personnel expenses related to sales and marketing activities, general advertising expenses and sales commission. Our sales and marketing expenses should increase to the extent that we expand our operations, hire additional employees and increase our sales and marketing activities such as promotion of our cloud services and mobile services for consumers. As for the fiscal year ending March 31, 2019, we expect sales commission expenses for our sales channels should increase but not as much as the fiscal year ended March 31, 2018 along with revenue outlook for our mobile services for consumers. Sales and marketing expenses were ¥12.7 billion for the fiscal year ended March 31, 2018, compared to ¥11.4 billion for the previous fiscal year. For the fiscal year ending March 31, 2019, we do not expect any major changes for both sales and marketing expenses and general advertising expenses.

General and administrative

Our general and administrative expenses primarily include expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. Our general and administrative expenses will increase to the extent that we grow our business and hire new employees. We expect general and administrative expenses to increase in the fiscal year ending March 31, 2019 in accordance with our business growth.

Research and development

Our research and development expenses include primarily expenses associated with personnel expenses related to research and development activities. Our research and development expenses will increase to the extent that we expand our research and development activities. We expect the research and development expenses to slightly increase for the fiscal year ending March 31, 2019.

Other income (expenses)

Our other income and expenses include interest income and expenses and other primary items such as foreign exchange gains or losses, net gain on other investments and impairment losses on other investments.

Interest expense: Most of our interest expense is from capital leases and bank borrowings. Interest income and interest expenses are also affected by the fluctuation of market interest rates and our total amount of outstanding borrowings. As we had the proceeds of long term bank borrowing of ¥7.0 billion in the fiscal year ended March 31, 2018, we expect the interest expense to increase. If we increase capital leases or borrowings in order to finance further development of our backbone, data centers and for other investments, interest expenses will increase.

Foreign exchange gain or loss: Attributed to the stronger Japanese yen against foreign currencies including the U.S. dollar and the British pound, we recognized foreign currency loss of ¥16 million for the fiscal year ended March 31, 2018. The assets held by us which are exposed to foreign currency exchange risk are mainly the U.S. dollar and British pound denominated bank deposits.

Net gain or loss on other investments: We hold other investments comprised of available-for-sale securities, nonmarketable equity securities and funds. Gain or loss on other investments are mostly raised from available-for-sale securities and fund investments. Fluctuations in the fair value of other investments may affect our financial results upon the sale. For the fiscal year ended March 31, 2018, we had net gain on sales of other investments of ¥1,068 million. Unrealized gains on holding available-for-sale equity securities of ¥7.5 billion were measured based on closing prices of March 30, 2018, the final day of trading in the fiscal year ended March 31, 2018. Due to the revision to U.S. GAAP relating to available-for-sale equity securities, the net of tax amount of unrealized gains of ¥5.1 billion were reclassified to retained earnings at the beginning of the fiscal year ending March 31, 2019. Changes in unrealized gains or losses due to fluctuations of stock prices will be recognized in other income (expenses) in every quarter, beginning with our consolidated statements of income from the first quarter of the fiscal year ending March 31, 2019. Therefore, fluctuations of stock prices may impact our consolidated statements of income.

Impairment of other investments: We hold other investments comprised of available-for-sale securities, nonmarketable equity securities and funds. If the fair value of other investments becomes lower than its costs and such decline in fair value is evaluated as other-than-temporary, we will be required to recognize an impairment loss on investment. For the fiscal year ended March 31, 2018, we had impairment loss of other investments of ¥110 million.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as is defined for purposes of Item 5.E. of Form 20-F.

F.	Tabular Disclosure of Contractual Obligations

The following table shows our material contractual payment obligations under our agreements as of March 31, 2018:

	Payments due by period (millions of yen)
Contractual Obligations	Total	less than 1 year	1 to 3 years	3 to 5 years	more than 5 years
Long-term debt obligations	¥15,500	–	¥8,500	¥3,500	¥3,500
Capital lease obligations	17,056	¥5,885	8,630	2,541	–
Operating lease obligations	6,490	4,052	1,952	365	121
Total (1) (2)	¥39,046	¥9,937	¥19,082	¥6,406	¥3,621

_____

(1)	The table above does not include short term borrowings. For short term borrowings, see Item 5.B “Liquidity and Capital Resource” and Note 11 “Borrowings” to our consolidated financial statements included in this annual report on Form 20-F.
(2)	The table above does not include obligations for interest payments on debt as such payments are not material. For interest payments regarding capital lease, see Note 9 “Leases” to our consolidated financial statements included in this annual report on Form 20-F.

G.	Safe Harbor

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

Important risks and factors that could cause our actual results to differ materially from our forward-looking statements are generally provided in Item 3.D. “Risk Factors” and elsewhere in this annual report on Form 20-F and include, without limitation:

•	that we may not be able to achieve or sustain profitability in the near future, that we may not be able to compete effectively against competitors which have greater financial, marketing and other resources, and that our investments in our subsidiaries, affiliated companies, new business and service developments may not produce the returns that we expect or may adversely affect our results of operations and financial condition.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

As of June 29, 2018, the Company's Board of Directors consists of thirteen directors, including five outside directors. The Company's Board of Company Auditors consists of four company auditors, three of whom are outside company auditors, including an attorney from a Japanese law firm and a certified public accountant. Further, the Company has an internal auditing office consisting of three members.

Additionally, we introduced an executive officer system in 2010 with the aim of further enhancing our corporate governance by separating its decision making, supervisory function and business execution function.

There is no family relationship between any director or executive officer and any other director or executive officer. The following table provides information about our directors and company auditors as of June 29, 2018.

Name	Position	Date of birth	Current term expires	Initial appointment date		Number of Shares Owned (1)		Percentage of Shares Owned (1)
Koichi Suzuki	Chairman, Chief Executive Officer and Representative Director	Sep. 3, 1946	June 2019	Dec. 1992		1,826,676	(2)	3.91	%(2)
Eijiro Katsu	President, Chief Operating Officer and Representative Director	June 19, 1950	June 2019	June 2013		26,176		0.06%
Hideshi Hojo	Senior Managing Director	Dec. 22, 1957	June 2019	June 2000		26,037		0.06%
Takeshi Kikuchi	Senior Managing Director	Apr. 27, 1959	June 2020	June 2010		59,841		0.13%
Akihisa Watai	Managing Director, Chief Financial Officer and Chief Accounting Officer	Sep. 30, 1965	June 2020	June 2004		12,868		0.03%
Tadashi Kawashima	Managing Director	Feb. 27,1963	June 2019	June 2015		1,537		0.00%
Junichi Shimagami	Director	Apr. 17,1967	June 2019	June 2015	(3)	9,368		0.02%
Yasurou Tanahashi	Director	Jan. 4, 1941	June 2020	June 2004		0		—
Shingo Oda	Director	Nov. 8, 1944	June 2020	June 2008		0		—
Toshinori Iwasawa	Director	May 8, 1962	June 2019	June 2013		1,241		0.00%
Tadashi Okamura	Director	July 26,1938	June 2019	June 2015		0		—
Shinobu Umino	Director	Aug. 4, 1952	June 2020	June 2018		0		—
Takashi Tsukamoto	Director	Aug. 2, 1950	June 2019	June 2017		0		—
Kazuhiro Ohira	Company Auditor	Dec. 26, 1957	June 2020	June 2010		0		—
Masako Tanaka	Company Auditor	Apr. 4, 1958	June 2022	June 2018		173,236		0.02%
Yasuhiro Akatsuka	Company Auditor	Feb. 10, 1947	June 2020	June 2016		0		—
Takashi Michishita	Company Auditor	Feb. 1, 1969	June 2020	June 2016		0		—

_________

(1)	The number of IIJ shares owned as of June 29, 2018.
(2)	Mr. Koichi Suzuki jointly owns IIJ stocks through his wholly owned private company called KS Holdings which holds 1.73% of the total company outstanding shares as of March 31, 2018.
(3)	Mr. Junichi Shimagami was a director of the company from June 2007 to March 2010. * In March 2018, one of our outside directors, Hiroki Watanabe, resigned for personal reasons.

Koichi Suzuki is one of the founders of IIJ and has approximately 30 years of experience in the computer and communications industries. He was appointed as president, representative director and Chief Executive Officer in April 1994. In June 2013, he became our chairman, representative director, and Chief Executive Officer. In addition, Mr. Suzuki is chairman of IIJ-America and JOCDN , and president of IIJ-EG and Multifeed. He also serves as a director of IIJ-Global, Trinity, DeCurret　and IIJ-II. From December 1992 to April 1994, Mr. Suzuki was a director of IIJ. Prior to joining us, Mr. Suzuki was employed at Japan Management Association where he served as a general manager.

Eijiro Katsu joined IIJ in November 2012 and was appointed as president, representative director and Chief Operating Officer in June 2013. He also serves as a director of DeCurret. Prior to joining IIJ, he worked at the Ministry of Finance in Japan and serviced as Vice Minister from July 2010 to August 2012.

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

Takeshi Kikuchi was appointed as a senior managing director of IIJ in June 2010 and is serving as a division director in charge of a Business Unit (Sales Divisions). Mr. Kikuchi joined Itochu Corporation in April 1983 and was temporarily seconded to IIJ from April 1996. In July 1999, Mr. Kikuchi joined IIJ-Tech and was president of IIJ-Tech from October 2005 to March 2010.

Akihisa Watai was appointed as a managing director of IIJ in June 2010 and is serving as division director of the Finance Division. Mr. Watai has served as chief financial officer and chief accounting officer since June 2004. In addition, Mr. Watai is a director of NCJ, Trinity, Trust Networks, RYUKOSHA and DeCurret, and a company auditor of i-revo, IIJ-Global and IIJ-II. From June 2004 to March 2010, Mr. Watai served as director of IIJ. Mr. Watai joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation) in April 1989 and was temporarily seconded to IIJ from August 1996. In February 2000, Mr. Watai joined IIJ permanently and has been general manager of the Finance Division from April 2004 to March 2016.

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

Junichi Shimagami has served as a director and Chief Technology Officer of IIJ since June 2015 and is serving as division director in charge of Technology Unit (Technology Divisions) since April 2016. Mr. Shimagami is also a director of Multifeed. Mr. Shimagami served as a director of the Company from June 2007 to March 2010. Mr. Shimagami joined us in 1996. Prior to joining us, Mr. Shimagami worked at Nomura Research Institute, Ltd., which he joined in April 1990.

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

Toshinori Iwasawa was appointed as a director of IIJ in June 2013. Mr. Iwasawa has been president and representative director of IIJ-Global since September 2010. Prior to joining IIJ-Global, he was a representative director at AT&T Japan LLC. and worked for IBM Japan from 1985.

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

Shinobu Umino was appointed as an outside director of IIJ in June 2018. Mr. Umino joined NTT in April 1975 and served as Representative Director and President of NTT COMWARE Corporation from June 2012 to June 2017,and he has been a Chief Executive Adviser of of NTT COMWARE Corporation since June 2017.

Kazuhiro Ohira has been a company auditor of IIJ since June 2010. Mr. Ohira is a company auditor of Trust Networks, NCJ, IIJ-Global, Trinity and RYUKOSHA. Mr. Ohira was General Manager of International Business Management Dept. of Dai-Ichi Life Insurance Company, Ltd.

Masako Tanaka was appointed as an auditor of IIJ in June 2018. Ms. Tanaka joined us in December, 1992 and has worked as general manager of administrative department as well as human resources department.

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

The following table provides information about our executive officers as of June 29, 2018.

Name	Position and Major Responsibility
Naoshi Yoneyama	Senior Managing Executive Officer Division Director of Corporate Planning Division
Masayoshi Tobita	Managing Executive Officer Division Director of Administrative Division
Kiyoshi Ishida	Managing Executive Officer Division Director of Network Division
Makoto Ajisaka	Managing Executive Officer Division Director of Service Product Business Division
Yoshikazu Yamai	Managing Executive Officer Division Director of Service Infrastructure Division
Koichi Maruyama	Managing Executive Officer Division Director of Global Business Division
Masakazu Tachikui	Managing Executive Officer Division Director of Cloud Division
Yasumitsu Iizuka	Executive Officer In charge of Global Business Division (President and CEO of IIJ America Inc.)
Seiji Okita	Executive Officer Division Director of Outsourcing Division
Masami Kawamata	Executive Officer General Manager of Accounting Department
Akira Sumiya	Executive Officer General Manager of Compliance Department

_________

* Senior Executive Officer, Kazuhiro Tokita was appointed as the President and CEO of DeCurret, an equity method investee of IIJ, on April 1, 2018.

B.	Compensation

The aggregate compensation to IIJ’s directors and company auditors during the fiscal year ended March 31, 2018 was as follows:

		Breakdown of Compensation (in millions of yen)
Position	Total Compensation	Base Salary	Stock Option	Liability for Retirement Benefit	Others	Number of Persons
Directors *	¥290	¥253	¥36	–	¥1	9
Company Auditor **	12	12	–	–	–	1
Outside Directors/Outside Company Auditors	35	34	–	–	1	8

_________

(1)	Starting with its annual securities report for the year ended March 31, 2010 filed with the Ministry of Finance, a Japanese listed company is required to disclose the individual compensation of any director, executive officer or corporate auditor if it is ¥100 million or more. For fiscal year ended March 31, 2018, there was no director, executive officer or corporate auditor who received compensation of over ¥100 million.
(2)	Upper limits on compensation for directors and company auditors are determined at a general meeting of shareholders of the Company. Within the upper limit approved by the shareholders' meeting, the Board of Company Auditors will determine the amount of compensation for each company auditor.
(3)	Please see Item 6.E. “Share Ownership” for more detailed information concerning our stock options.

* Excluding Outside Directors

** Excluding Outside Company Auditors

The retirement benefit plan for full-time directors of IIJ was abolished in June 2011. We recorded a liability for retirement benefits for full-time directors of ¥400 million, which would be required if they retire as of March 31, 2018. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

The retirement benefit plan for full-time company auditors was abolished in June 2016. We recorded a liability for retirement benefits of ¥8 million for full-time company auditors, which would be required to settle the obligation if they retire as of March 31, 2018. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

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

Limitation of Liabilities of some outside Directors and Auditors

As of June 29, 2018, we have entered into an agreement with five of our outside directors, Mr. Shingo Oda, Mr. Tadashi Okamura, Mr. Yasurou Tanahashi, Mr. Takashi Tsukamoto and Mr. Shinobu Umino, and two of our outside company auditors, Mr. Yasuhiro Akatsuka and Mr. Takashi Michishita that limits their liabilities to us for damages suffered by us due to their acts taken in good faith and without gross negligence, amounting to ¥10 million or the aggregate of the amounts set forth in Article 427 paragraph 1 of the Corporation Law, whichever is higher. Under the former Corporation Law, we were allowed to enter into such agreements only with outside directors, outside auditors, accounting advisors and accounting auditors, but under the Corporation Law, which amended the range of directors and company auditors that are allowed to be a party to such agreements, we are allowed to enter with all directors (excluding those who are executive directors and who serve in certain other roles in corporate governance, hereinafter referred to as “non-executive directors”) and all company auditors. However, we have decided not to enter into such agreements with non-executive directors and company auditors other than our outside directors and outside auditors above. For further discussion, see Item 10.C. Material Contracts and Exhibit 4.5 of this annual report.

D.	Employees

As of March 31, 2018, we had 3,203 employees, including employees of our consolidated subsidiaries, and we had 3,104 employees as of March 31, 2017 and 2,980 employees as of March 31, 2016. The following table shows the breakdown of the employees by main category of activity.

	For the fiscal year ended March 31,
	2016	2017	2018
	(number of employees)
Engineering	2,121	2,221	2,273
Sales	516	532	553
Administration	343	351	377

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
(3) Amount to be paid in exchange for the Stock Acquisition Rights:	¥259,344 per option (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)	¥318,562 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)
(4) Exercise period of stock acquisition rights:	From July 15, 2011 to July 14, 2041	From July 14, 2012 to July 13, 2042
(5) Position and number of persons to be allotted the stock acquisition rights and the number of stock acquisition rights to be allotted:	- Directors (excluding Part-time and Outside Directors) of IIJ: 6 Directors, 89 rights - Executive Officers of IIJ: 8 Executive Officers, 49 rights	- Directors (excluding Part-time and Outside Directors) of IIJ: 6 Directors, 74 rights - Executive Officers of IIJ: 11 Executive Officers, 56 rights

	3rd Series (issued in July 2013)	4th Series (issued in July 2014)
(1) Total number of Stock Acquisition Rights:	89 rights	128 rights
(2) Class and total number of shares underlying the Stock Acquisition Rights:	17,800 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)	25,600 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)
(3) Amount to be paid in exchange for the Stock Acquisition Rights:	¥647,000 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)	¥422,600 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)
(4) Exercise period of stock acquisition rights:	From July 12, 2013 to July 11, 2043	From July 11, 2014 to July 10, 2044
(5) Position and number of persons to be allotted the stock acquisition rights and the number of stock acquisition rights to be allotted:	- Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 60 rights - Executive Officers of IIJ: 10 Executive Officers, 29 rights	- Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 88 rights - Executive Officers of IIJ: 10 Executive Officers, 40 rights

	5th Series (issued in July 2015)	6th Series (issued in July 2016)
(1) Total number of Stock Acquisition Rights:	151 rights	162 rights
(2) Class and total number of shares underlying the Stock Acquisition Rights:	30,200 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)	32,400 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)
(3) Amount to be paid in exchange for the Stock Acquisition Rights:	¥369,200 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)	¥360,000 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)
(4) Exercise period of stock acquisition rights:	From July 14, 2015 to July 13, 2045	From July 12, 2016 to July 11, 2046
(5) Position and number of persons to be allotted the stock acquisition rights and the number of stock acquisition rights to be allotted:	- Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 100 rights - Executive Officers of IIJ: 11 Executive Officers, 51 rights	- Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 105 rights - Executive Officers of IIJ: 12 Executive Officers, 57 rights

7th Series (issued in July 2017)
(1) Total number of Stock Acquisition Rights:	169 rights
(2) Class and total number of shares underlying the Stock Acquisition Rights:	33,800 shares of the Company’s common stock (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)
(3) Amount to be paid in exchange for the Stock Acquisition Rights:	¥337,200 per option. (The fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model)
(4) Exercise period of stock acquisition rights:	From July 15, 2017 to July 14, 2047
(5) Position and number of persons to be allotted the stock acquisition rights and the number of stock acquisition rights to be allotted:	- Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 114 rights - Executive Officers of IIJ: 11 Executive Officers, 55 rights

8th Series (To be issued in July 2018)

(1)	Maximum number of Stock Acquisition Rights to be determined on July 13, 2018: 234 rights
(2)	Class of shares underlying the Stock Acquisition Rights, the Company’s common stock and the total number of shares underlying the Stock Acquisition Rights to be determined accordingly with the number of stock acquisition rights to be allotted (The number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)
(3)	Amount to be paid in exchange for the Stock Acquisition Rights is to be determined on July 13, 2018 based on the fair value of stock acquisition rights used to recognize compensation expense was estimated using the Black-Scholes option-pricing model.
(4)	Exercise period of stock acquisition rights: From July 14, 2018 to July 13, 2048.
(5)	Position and number of persons to be allotted the stock acquisition rights and the maximum number of stock acquisition rights to be allotted:
(i)	Directors (excluding Part-time and Outside Directors) of IIJ: 7 Directors, 157 rights
(ii)	Executive Officers of IIJ: 11 Executive Officers, 77 rights

Class and total number of shares to be acquired by exercising stock acquisition rights outstanding, as of March 31, 2018, is as follows:

	1st Series	2nd Series	3rd Series	4th Series	5th Series	6th Series	7th Series
Issued in	July 2011	July 2012	July 2013	July 2014	July 2015	July 2016	July 2017
Outstanding: Class	Common stock	Common stock	Common stock	Common stock	Common stock	Common stock	Common Stock
Outstanding: Total number of shares to be acquired	21,400 shares	20,800 shares	15,600 shares	22,600 shares	29,400 shares	31,600 shares	33,800 shares

Employee Stock Purchase Plan

The Group Employee Stock Purchase Plan, which was implemented in December 1995, provides designated employees with the opportunity to purchase shares at market value. Incentive payment is given to designated employees. Shares are basically held in the name of the group employee stock purchase program until employees leave the association, due to resignation or retirement. The representative of the employee shareholders' association exercises voting rights in accordance with the instructions of each employee shareholder. As of March 31, 2018, the association holds 501,500 shares of common stock, or 1.07% of our outstanding shares.

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

The following table shows information regarding beneficial ownership of our common stock as of March 31, 2018 by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders—Report of Substantial Shareholdings” in Item 10.B. of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and the SEC.

	Outstanding Voting Shares as of March 31, 2018(4)
	Number	Percentage
Nippon Telegraph and Telephone Corporation and affiliates (1)	12,135,000	26.9%
Koichi Suzuki(2)	2,635,300	5.8
Directors, executive officers and company auditor as a group(3)	2,914,700	6.5

__________

(1)	Includes NTT, which owned 10,095,000 shares, or 22.4% of our outstanding voting shares and 21.6% of our total issued shares, and NTT Communications, which owned 2,040,000 shares, or 4.5% of our outstanding voting shares and 4.4% of our total issued shares.
(2)	Mr. Koichi Suzuki directly held 4.0% of our outstanding voting shares and 1.8% indirectly through his wholly owned private company called KS Holdings.
(3)	Includes Koichi Suzuki’s holdings which are also separately set forth above and 31,500 shares owned by Mr. Tokita who resigned executive officer on March 31, 2018. No other director or executive officer except for Koichi Suzuki was a beneficial owner of more than 5%.
(4)	As of March 31, 2018, the Company held 1,650,909 shares of the Company as treasury stock.

Our major shareholders have the same voting rights as other holders of our common stock.

According to our register of shareholders, as of March 31, 2018, there were 9,590 holders of common stock of record worldwide. As of March 31, 2018, The Bank of New York Mellon, depositary for our ADSs, held 1.7% of the outstanding common stock on that date. According to The Bank of New York Mellon, as of March 31, 2018, there were 1,565 ADR holders of record with addresses in the United States. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States. Of the 46,713,800 shares of common stock outstanding as of March 31, 2018, shares were held in the form of 1,622,850 ADSs. As of March 31, 2018, the Company held 1,650,909 shares of the Company as treasury stock.

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly. As far as is known to the Company, there are no arrangements, the operation of which may at a subsequent date, result in a change in control of IIJ.

B.	Related Party Transactions

NTT-affiliated Companies. The Company entered into a number of different types of transactions with NTT and its subsidiaries including purchases of wireline telecommunication services for the Company’s offices and capital lease arrangements. On an ongoing basis in the ordinary course of business, for the Company’s connectivity and outsourcing services, the Company purchases international and domestic backbone services, local access lines, rental rack space in data centers and mobile services from NTT and its subsidiaries. The Company sells to NTT and its subsidiaries its services, systems integration services and monitoring services for their data centers. For the fiscal year ended March 31, 2018, we have spent ¥35.2 billion in the aggregate for international and domestic backbone, local access line, mobile connectivity costs, lines for WAN services and co-location costs to NTT and its subsidiaries such as NTT Communications, NTT East, NTT West and NTT Docomo. As of March 31, 2018, we had ¥3.1 billion of lease obligations with NTT FINANCE.

All the transactions entered into with NTT and its affiliates are entered in the ordinary course of business. Mr. Kawashima, one of our directors, was an employee of NTT DATA Corporation and was Representative Director of NTT DATA TOKAI Corporation. Mr. Umino, one of our outside directors, was an employee of NTT, Senior Vice President of NTT DATA Corporation, Senior Executive Vice President of NTT Communications, President and Representative Director of NTT COMWARE Corporation, and is currently Chief Executive Adviser of NTT COMWARE Corporation. There is no shareholders’ agreement in place with NTT, its affiliates or any other party for the appointment of any of our directors.

Transactions with equity method affiliates. In the ordinary course of business, we have various sales, purchases and other transactions with affiliate companies which we own 20% to 50% of and are accounted for by the equity method. Account balances and transactions with such affiliate companies as of and for the fiscal year ended March 31, 2018 are presented as follows:

millions of yen
Accounts receivable	¥183
Accounts payable	98
Revenues	864
Costs and Expenses	1,107

Transactions with Outside Directors and Auditors. We entered into a Limitation of Liability Agreement with Mr. Yasuhiro Akatsuka and Mr. Takashi Michishita as outside company auditors on June 24, 2016,with Mr. Tadashi Okamura and Mr. Takashi Tsukamoto as outside directors on June 28, 2017 and with Mr. Yasurou Tanahashi, Mr. Shingo Oda and Mr. Shinobu Umino as outside directors on June 28, 2018, respectively, pursuant to which their liability for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million. For further discussion, see Item 10.C. Material Contracts and Exhibit 4.5 of this annual report.

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

Dividend Policy

Our basic dividend policy is that we pay dividends to our shareholders continuously and in a stable manner while considering the need to have retained earnings for the enhancement of financial position, middle-to long-term business expansion, future business investment and other goals. Under Japanese law, a company is required to have retained earnings, without accumulated deficit, in order to be able to conduct certain types of capital-related transactions such as payments of dividends in general. The ordinary general meeting of shareholders held in June 2006 approved the elimination of accumulated deficit through the reduction of additional-paid in capital and common stock in our non-consolidated financial statements under generally accepted accounting principles in Japan. For the fiscal year ended March 31, 2018, IIJ paid total cash dividend of ¥27.0 per share of common stock.

B. Significant Changes

Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2018, the date of our last audited financial statements.

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

The following table shows, for the periods indicated, the high and low price of our ADSs and shares of common stock on the TSE for the periods indicated:

	NASDAQ (1) (per ADS)		TSE (1) (2) (per share of common stock)
Fiscal year ended/ending March 31,	High	Low	High	Low
2014	21.21	8.71	4,365	1,797
2015	12.95	7.56	2,700	1,802
2016	10.92	7.78	2,554	1,910
2017
First Quarter	11.13	9.24	2,464	1,901
Second Quarter	11.00	8.95	2,271	1,832
Third Quarter	9.27	6.70	1,908	1,514
Fourth Quarter	9.12	7.15	2,073	1,737
2018
First Quarter	10.08	8.27	2,248	1,881
Second Quarter	10.00	8.12	2,133	1,931
Third Quarter	10.50	8.82	2,395	2,022
Fourth Quarter	12.50	8.95	2,620	2,074
Month
January 2018	12.50	8.95	2,620	2,074
February 2018	11.41	9.45	2,487	2,158
March 2018	11.30	9.52	2,419	2,134
April 2018	10.47	9.42	2,184	2,010
May 2018	10.44	9.16	2,321	1,996
June 2018 (through June 22, 2018)	11.20	10.20	2,424	2,187

___________

(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.
(2)	We conducted a 1 to 200 stock split on common stock with an effective date of October 1, 2012. The figures are retroactively adjusted to reflect the stock split.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Limitation of Liability Agreements, dated June 24, 2016, June 28, 2017 and June 28, 2018 between IIJ and outside directors and outside company auditors. We entered into a Limitation of Liability Agreement with Mr. Yasuhiro Akatsuka and Mr. Takashi Michishita as outside company auditors on June 24, 2016,with Mr. Tadashi Okamura and Mr. Takashi Tsukamoto as outside directors on June 28, 2017 and with Mr. Yasurou Tanahashi, Mr. Shingo Oda and Mr. Shinobu Umino as outside directors on June 28, 2018, respectively, under which we limit the liability of outside directors in accordance with the rules defined in Article 427 of the Corporation Law. Under the terms of the agreements on limited liability, the liability of outside directors for damages sustained by us as a result of their actions is limited to an aggregate of ¥10 million or the aggregate of the amounts set forth in Article 427 paragraph 1 of the Corporation Law, whichever is higher. The full English translation of the Agreement on Limited Liability is filed as Exhibit 4.5 of this annual report.

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

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares or ADSs as a legatee, heir or done, even if the individual is not a Japanese resident.

United States Taxation

The following discusses United States federal income tax consequences of the ownership of shares or ADSs. It only applies to U.S. holders of shares or ADSs, as defined below, who hold their shares or ADSs as capital assets for tax purposes. It does not address special classes of holders, some of whom may be subject to other rules including:

•	tax-exempt entities,
•	life insurance companies,
•	dealers in securities,
•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings,
•	investors liable for alternative minimum tax,
•	investors that actually or constructively own 10% or more of the combined voting power of the voting stock of IIJ or of the total value of the stock of IIJ,
•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction,
•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or
•	investors whose functional currency is not the U.S. dollar.

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

For foreign tax credit purposes, dividends will generally constitute income from sources outside the United States. Dividends generally be “passive” income for purposes of computing the foreign tax credit allowable to you.

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

Interest Rate Risk

As of March 31, 2018, our interest rate risk on short-term borrowings and capital lease obligations were not material since the weighted-average interest rate as of March 31, 2018 is reasonably low and we do not expect interest rates to rise sharply in the near future.

Equity Price Risk

The fair value of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly liquid and low-risk instruments, which are not held for trading purposes. We are exposed to changes in the market prices of the securities. As of March 31, 2017 and 2018, the fair value of such investments was ¥5,780 million and ¥9,288 million, respectively. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately ¥578 million and ¥929 million as of March 31, 2017 and 2018, respectively. See Note 4 “Other Investments” to our consolidated financial statements, included in this annual report on Form 20-F.

Foreign Currency Exchange Rate Risk

The assets held by us which are exposed to foreign currency exchange risk are mainly U.S. dollar denominated bank deposits. The carrying value, which also represents fair value, amounted to $11,339 thousand (¥1,321 million) and $14,364 thousand (¥1,623 million) as of March 31, 2017 and 2018, respectively. The potential loss in fair value for such financial instruments from a 10% adverse change in quoted foreign currency exchange rates would have been approximately ¥132 million and ¥162 million as of March 31, 2017 and 2018, respectively.

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

Fees and other payments made by the Depositary to the Issuer

For the fiscal year beginning April 1, 2017 and ended March 31, 2018, The Bank of New York Mellon, as Depositary, reimbursed IIJ for the NASDAQ Stock Market listing fees of $45,000. The Bank of New York Mellon, as Depositary has also agreed to reimburse IIJ for its annual stock exchange (NASDAQ Stock Market) listing fees for future years. Furthermore, from April 1, 2017 to March 31, 2018, the Bank of New York Mellon has waived a total of $58,660.05 in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions in addition to their standard fees for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

As of the end of the fiscal year ended March 31, 2018, our management, with the participation of Koichi Suzuki, our chairman, chief executive officer and representative director, and Akihisa Watai, our director, chief financial officer and chief accounting officer, performed an evaluation of our disclosure controls and procedures.

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

Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2018.

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

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control– Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2018.

The effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in their report, presented hereafter.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
      Internet Initiative Japan Inc.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2018 of the Company, and our report dated June 29, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
June 29, 2018

(d) Changes in Internal Control Over Financial Reporting

With the participation of our chief executive officer and chief financial officer, our management also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2018. Based on that evaluation, our chief executive officer and chief financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.   Principal Accountant Fees and Services

Independent Auditor Fees and Services

The Board of Directors engaged Deloitte Touche Tohmatsu LLC to perform an annual audit of our financial statements for each of the fiscal years ended March 31, 2017 and 2018. The following table sets forth the aggregate fees billed for services rendered by Deloitte Touche Tohmatsu LLC and its member firms for each of the last two fiscal years.

	Fiscal year ended March 31,
	2017	2018
	(millions of yen)
Audit fees (1)	¥126	¥129
Audit-related fees	–	–
Tax fees (2)	3	–
All other fees(3)	1	2
Total fees	¥130	¥131

_________

(1)	These are the aggregate fees billed for the fiscal year for professional services rendered by Deloitte Touche Tohmatsu LLC for the audit of our annual financial statements, the audit of our internal control over financial reporting and services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	These are the aggregate fees billed for the fiscal year for professional services rendered by member firms of Deloitte Touche Tohmatsu Limited, such as Deloitte Tax LLP, for tax compliance, tax advice and tax planning.
(3)	These are the aggregate fees billed for the training services rendered by Tohmatsu Innovation Co., Ltd.

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

All of the services provided by our independent registered public accounting firm from May 6, 2003, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2018 were pre-approved by the Board of Company Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Item 16H.   Mine Safety Disclosure

Not applicable.

PART III

Item 17.   Financial Statements

Not applicable.

Item 18.   Financial Statements

See Financial Statements for Internet Initiative Japan Inc. and Subsidiaries beginning on page F-1.

Item 19.   Exhibits

1.1	Articles of Incorporation, as amended (English translation)[1]
1.2	Share Handling Regulations, as amended (English translation)[2]
1.3	Regulations of the Board of Directors, as amended (English translation)[2]
1.4	Regulations of the Board of Company Auditors, as amended (English translation)[3]
2.1	Bylaws of the IIJ Group Employee Shareholders’ Association (English translation)[4]
2.2	Form of Deposit Agreement among IIJ, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt[5]
2.3	Bylaws of the IIJ Group Director Stock Purchase Plan (English translation)[6]
4.1	Shareholders’ Agreement Relating to the Establishment of INTERNET MULTIFEED CO., dated August 20, 1997, between Nippon Telegraph and Telephone Corporation and the Registrant (English translation)[7]
4.2	Basic Agreement to Delegate Services, dated April 1, 1998, between Internet Initiative Japan Inc. and Net Care, Inc. (changed its trade name to IIJ Engineering Inc. on October 1, 2014) (English translation)[7]
4.3	Joint Venture Agreement, dated January 19, 2006, between Internet Initiative Japan Inc. and Konami Corporation (English translation)[8]
4.4	Service Agreement, dated March 25, 2004, between Internet Initiative Japan Inc. and IIJ America Inc.[9]
4.5	Agreement on Limited Liability between Internet Initiative Japan Inc. and outside directors and outside company auditors (English translation) [10]
4.6	Solutions Engagement Agreement, dated May 31, 2010 between Communications Services KK (changed its trade name to IIJ-Global Solutions Inc. on September 1, 2010) and IBM Japan, Ltd.[11]
8.1	List of Significant Subsidiaries (See “Our Group Companies” in Item 4.B. of this Form 20-F)
11.1	Internet Initiative Japan Code of Conduct, as amended [12]
12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 30, 2017.
(2)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 28, 2013.
(3)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 30, 2016.
(4)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 30, 2017.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110862) filed on December 2, 2003.
(6)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 28, 2010.
(7)	Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-10584) declared effective on August 3, 1999. (Paper)
(8)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 11, 2006.
(9)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on July 23, 2004.
(10)	We entered into a Limitation of Liability Agreement with Mr. Yasuhiro Akatsuka and Mr. Takashi Michishita as outside company auditors on June 24, 2016, and with Mr. Tadashi Okamura, Mr. Hiroki Watanabe and Mr. Takashi Tsukamoto as outside directors on June 28, 2017, and with Mr. Yasurou Tanahashi, Mr. Shingo Oda and Mr. Shinobu Umino as outside directors on June 28, 2018
(11)	Schedules, annexes and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IIJ agrees to furnish supplementary copies of the omitted schedules, annexes and similar attachments to the SEC upon request. A list briefly describing the omitted schedules, annexes and similar attachments was incorporated as a reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on September 28, 2010.
(12)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-30204) filed on June 30, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Internet Initiative Japan Inc.

	By:	/s/ Koichi Suzuki
		Name:	Koichi Suzuki
		Title:	Chairman, Chief Executive Officer
and Representative Director
Date: June 29, 2018

Internet Initiative Japan Inc. and Subsidiaries

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Internet Initiative Japan Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Internet Initiative Japan Inc. and subsidiaries (the “Company”) as of March 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 29, 2018 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE TOUCHE TOHMATSU LLC
Tokyo, Japan
June 29, 2018

We have served as the Company's auditor since 1996.

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2017 and 2018

	Thousands of Yen
ASSETS	2017	2018
CURRENT ASSETS:
Cash and cash equivalents	¥21,958,591	¥21,402,892
Accounts receivable, net of allowance for doubtful accounts of ¥107,684 thousand and ¥123,453 thousand at March 31, 2017 and 2018, respectively (Notes 5, 6 and 22)	27,383,692	31,830,882
Inventories (Note 3)	2,798,054	1,714,547
Prepaid expenses―current	7,610,925	8,442,981
Deferred tax assets―current (Note 12)	1,298,469	-
Other current assets, net of allowance for doubtful accounts of ¥15,192 thousand and ¥720 thousand at March 31, 2017 and 2018, respectively (Notes 5, 9 and 22)	2,672,008	3,793,449

Total current assets	63,721,739	67,184,751

INVESTMENTS IN EQUITY METHOD INVESTEES (Note 6)	3,150,175	5,246,313

OTHER INVESTMENTS (Notes 4, 17, 18 and 19)	7,924,914	11,374,442

PROPERTY AND EQUIPMENT—Net (Notes 7 and 9)	39,775,444	46,414,250

GOODWILL (Note 8)	6,169,609	6,082,472

OTHER INTANGIBLE ASSETS—Net (Note 8)	3,087,017	2,704,668

GUARANTEE DEPOSITS (Note 9)	3,060,365	3,422,443

DEFERRED TAX ASSETS―Noncurrent (Note 12)	80,566	183,808

NET INVESTMENT IN SALES-TYPE LEASES―Noncurrent (Note 9)	2,047,682	1,545,293

PREPAID EXPENSES―Noncurrent	6,607,437	7,965,889

OTHER ASSETS, net of allowance for doubtful accounts and loans of ¥61,877 thousand and ¥60,929 thousand at March 31, 2017 and 2018, respectively (Notes 5 and 18)	1,770,201	1,324,490

TOTAL	¥137,395,149	¥153,448,819

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2017 and 2018

	Thousands of Yen
LIABILITIES AND SHAREHOLDERS' EQUITY	2017	2018
CURRENT LIABILITIES:
Short-term borrowings (Note 11)	¥9,250,000	¥9,250,000
Capital lease obligations—current portion (Note 9 and 22)	4,818,723	5,655,875
Accounts payable—trade (Notes 6 and 22)	14,653,065	14,950,920
Accounts payable—other	2,308,790	1,448,423
Income taxes payable (Note 12)	1,075,745	1,928,037
Accrued expenses	2,755,581	3,111,385
Deferred income—current	3,750,542	4,237,676
Other current liabilities (Notes 10 and 12)	1,370,661	1,562,717

Total current liabilities	39,983,107	42,145,033

LONG-TERM BORROWINGS (Notes 11 and 18)	8,500,000	15,500,000

CAPITAL LEASE OBLIGATIONS—Noncurrent (Note 9 and 22)	10,384,643	10,920,726

ACCRUED RETIREMENT AND PENSION COSTS (Note 13)	3,532,965	3,724,634

DEFERRED TAX LIABILITIES—Noncurrent (Note 12)	963,845	688,787

DEFERRED INCOME—Noncurrent	3,656,612	3,952,279

OTHER NONCURRENT LIABILITIES (Note 10 and 11)	2,993,777	2,528,803

Total liabilities	70,014,949	79,460,262

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS' EQUITY (Notes 4, 13, 14 and 15):
Common stock—authorized, 75,520,000 shares; issued and outstanding, 46,711,400 and 46,713,800 shares at March 31, 2017 and 2018, respectively	25,509,499	25,511,804
Additional paid-in capital	36,117,511	36,175,937
Retained earnings	4,511,945	8,404,228
Accumulated other comprehensive income	2,499,700	5,074,872
Treasury stock—1,650,909 shares held by the company at March 31, 2017 and 2018, respectively	(1,896,784)	(1,896,784)

Total Internet Initiative Japan Inc. shareholders' equity	66,741,871	73,270,057

NONCONTROLLING INTERESTS	638,329	718,500

Total equity	67,380,200	73,988,557

TOTAL	¥137,395,149	¥153,448,819

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income
Three Years in the Period Ended March 31, 2018

	Thousands of Yen
	2016	2017	2018
REVENUES (Notes 6 and 22):
Network services:
Internet connectivity services (enterprise)	¥17,597,343	¥22,633,739	¥27,943,656
Internet connectivity services (consumer)	15,255,596	21,734,968	24,761,487
WAN services	25,176,730	26,459,697	29,295,097
Outsourcing services	21,265,895	22,167,432	26,118,657
Total	79,295,564	92,995,836	108,118,897
Systems integration:
Systems construction	21,144,677	22,625,753	22,527,433
Systems operation and maintenance	33,043,669	35,122,940	37,903,235
Total	54,188,346	57,748,693	60,430,668
Equipment sales	3,275,220	2,994,449	3,470,400
ATM operation business	3,888,878	4,050,081	4,030,684

Total revenues	140,648,008	157,789,059	176,050,649

COSTS AND EXPENSES (Notes 5, 6, 9, 13 and 22):
Cost of network services	64,239,600	76,386,849	88,697,639
Cost of systems integration	46,225,629	50,992,480	53,612,063
Cost of equipment sales	2,968,711	2,735,169	3,142,262
Cost of ATM operation business	2,558,883	2,427,870	2,365,403
Total costs	115,992,823	132,542,368	147,817,367
Sales and marketing (Note 21)	10,588,887	11,431,467	12,688,046
General and administrative (Note 2, 7 and 8)	7,470,746	8,214,598	8,295,583
Research and development	455,198	466,319	487,451

Total costs and expenses	134,507,654	152,654,752	169,288,447

OPERATING INCOME	6,140,354	5,134,307	6,762,202

OTHER INCOME (EXPENSES):
Dividend income	93,054	117,567	242,576
Interest income	27,587	35,259	30,527
Interest expense	(241,057)	(303,685)	(375,202)
Foreign exchange loss, net	(71,270)	(45,116)	(15,863)
Net gain on sales of other investments (Note 4)	23,765	216,646	1,068,303
Loss on sales of an investment in equity method investee	-	(12,070)	-
Impairment of other investments (Note 4)	(14,729)	(30,554)	(109,840)
Other—net	235,630	314,806	237,420

Other income—net	52,980	292,853	1,077,921

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	¥6,193,334	¥5,427,160	¥7,840,123

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Income
Three Years in the Period Ended March 31, 2018

	Thousands of Yen
	2016	2017	2018
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES—(FORWARD)	¥6,193,334	¥5,427,160	¥7,840,123

INCOME TAX EXPENSE (Note 12)	2,183,531	2,224,880	2,695,839
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES (Note 6)	180,219	129,791	134,656
NET INCOME	4,190,022	3,332,071	5,278,940

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(151,740)	(165,561)	(169,991)

NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥4,038,282	¥3,166,510	¥5,108,949

	Shares
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER SHARE (Note 16):
Basic weighted-average number of common shares outstanding	45,950,098	45,652,981	45,062,878
Diluted weighted-average number of common shares outstanding	46,043,383	45,772,470	45,215,686

	Yen

BASIC NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	¥87.88	¥69.36	¥113.37

DILUTED NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER COMMON SHARE	87.71	69.18	112.99

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income
Three Years in the Period Ended March 31, 2018

	Thousands of Yen
	2016	2017	2018
NET INCOME	¥4,190,022	¥3,332,071	¥5,278,940

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 15):
Foreign currency translation adjustments	(67,652)	(181,110)	(904)
Unrealized holding gain (loss) on securities	(275,952)	1,280,095	2,542,210
Defined benefit pension plans	(394,418)	204,046	33,866
TOTAL COMPREHENSIVE INCOME	3,452,000	4,635,102	7,854,112

LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(155,698)	(165,561)	(169,991)

COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	¥3,296,302	¥4,469,541	¥7,684,121

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Three Years in the Period Ended March 31, 2018

	Amounts in thousands except share data
		Internet Initiative Japan Inc. Shareholders’ Equity
	Total Equity	Retained earnings (Accumulated Deficit) (Note 14)	Accumulated Other Comprehensive Income (Notes 13 and 15)	Shares of Common Stock Outstanding	Common Stock	Treasury Stock (Note 14)	Additional Paid-in Capital	Noncontrolling Interests
BALANCE, MARCH 31, 2015	¥62,843,780	¥(556,162)	¥1,938,649	46,701,000	¥25,499,857	¥(392,070)	¥36,014,128	¥339,378

Subsidiary stock issuance	3,692							3,692
Issuance of common stock upon exercise of stock options	10			10,400	9,642		(9,632)
Stock-based compensation (Note 14)	55,337						55,337
Net income	4,190,022	4,038,282						151,740
Other comprehensive loss, net of tax	(738,022)		(741,980)					3,958
Dividends paid (Note 14)	(1,010,844)	(1,010,844)

BALANCE, MARCH 31, 2016	65,343,975	2,471,276	1,196,669	46,711,400	25,509,499	(392,070)	36,059,833	498,768

Dividends paid to noncontrolling interests	(26,000)							(26,000)
Stock-based compensation (Note 14)	57,678						57,678
Net income	3,332,071	3,166,510						165,561
Other comprehensive income, net of tax	1,303,031		1,303,031
Dividends paid (Note 14)	(1,125,841)	(1,125,841)
Purchase of treasury stock	(1,504,714)					(1,504,714)

BALANCE, MARCH 31, 2017	¥67,380,200	¥4,511,945	¥2,499,700	46,711,400	¥25,509,499	¥(1,896,784)	¥36,117,511	¥638,329

Issuance of common stock upon exercise of stock options	2			2,400	2,305		(2,303)
Dividends paid to noncontrolling interests	(46,800)							(46,800)
Change in ownership for non-controlling interests and others	(39,612)						3,408	(43,020)
Stock-based compensation (Note 14)	57,321						57,321
Net income	5,278,940	5,108,949						169,991
Other comprehensive income, net of tax	2,575,172		2,575,172
Dividends paid (Note 14)	(1,216,666)	(1,216,666)

BALANCE, MARCH 31, 2018	¥73,988,557	¥8,404,228	¥5,074,872	46,713,800	¥25,511,804	¥(1,896,784)	¥36,175,937	¥718,500

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2018

	Thousands of Yen
	2016	2017	2018

OPERATING ACTIVITIES:
Net income	¥4,190,022	¥3,332,071	¥5,278,940
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,921,555	10,893,657	12,364,873
Impairment loss on intangible assets	11,000	81,000	-
Provision for retirement and pension costs, less payments	200,871	252,825	241,868
Provision for allowance for doubtful accounts	48,407	68,300	94,839
Gain on sales of property and equipment	(38,219)	(31,809)	(12,376)
Loss on disposal of property and equipment	66,169	170,971	112,329
Net gain on sales of other investments	(23,765)	(216,646)	(1,068,303)
Impairment of other investments	14,729	30,554	109,840
Loss on sales of an investment in equity method investee	-	12,070	-
Foreign exchange loss (gain), net	(51,727)	18,152	32,514
Equity in net income of equity method investees, net of dividend received	(124,141)	(78,709)	(83,465)
Deferred income tax expense (benefit)	249,115	(94,343)	(312,933)
Others	(12,341)	(44,667)	29,466
Changes in operating assets and liabilities
Increase in accounts receivable	(1,565,857)	(3,751,392)	(4,823,584)
Decrease in net investment in sales-type lease—noncurrent	98,511	492,530	502,389
Decrease (increase) in inventories	(777,192)	(800,296)	1,085,649
Increase in prepaid expenses	(1,083,665)	(2,859,763)	(842,521)
Increase in other current and noncurrent assets	(1,485,629)	(3,317,968)	(2,194,591)
Increase in accounts payable	1,760,207	827,792	358,299
Increase (decrease) in income taxes payable	579,414	(2,621)	861,899
Increase (decrease) in accrued expenses	(32,288)	(167,597)	351,710
Increase in deferred income—current	418,162	1,257,870	487,931
Increase in deferred income—noncurrent	201,897	604,269	332,765
Increase (decrease) in other current and noncurrent liabilities	(513,647)	691,442	354,226
Net cash provided by operating activities—(Forward)	¥12,051,588	¥7,367,692	¥13,261,764

Internet Initiative Japan Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2018

	Thousands of Yen
	2016	2017	2018

Net cash provided by operating activities—(Forward)	¥12,051,588	¥7,367,692	¥13,261,764

INVESTING ACTIVITIES:
Purchases of property and equipment	(10,898,533)	(10,623,993)	(15,770,587)
Proceeds from sales of property and equipment	2,574,449	3,046,189	3,305,813
Purchases of available-for-sale securities	(59,490)	-	-
Purchases of other investments	(376,067)	(410,587)	(286,695)
Investment in equity method investees	(338,166)	(99,000)	(2,004,808)
Proceeds from sales of available-for-sale securities	141,235	4,840	1,206,516
Proceeds from sales of other investments	808,465	534,549	157,341
Payments of guarantee deposits	(348,005)	(50,345)	(380,343)
Refund of guarantee deposits	21,567	92,002	26,458
Payments for refundable insurance policies	(56,362)	(56,476)	(56,362)
Proceeds from subsidies	200,000	200,000	48,976
Refund from insurance policies	10,108	-	-
Proceeds from sale of stock of a subsidiary, net of cash divested (Note 2)	-	-	726,081
Other	(56,029)	(13,000)	(9,715)
Net cash used in investing activities	(8,376,828)	(7,375,821)	(13,037,325)

FINANCING ACTIVITIES:
Proceeds from short-term borrowings with initial maturities over three months and long-term borrowings	1,550,000	8,550,000	9,550,000
Repayments of short-term borrowings with initial maturities of over three months	(1,550,000)	(50,000)	(2,550,000)
Principal payments under capital leases	(4,194,215)	(4,819,530)	(5,723,729)
Proceeds from long-term accounts payable	-	1,498,306	-
Repayments of long-term accounts payable	-	(30,122)	(571,373)
Net decrease in short-term borrowings with initial maturities less than three months	-	-	(150,000)
Proceeds from issuance of subsidiary stock to noncontrolling interests	3,692	-	-
Dividends paid	(1,010,844)	(1,125,841)	(1,216,666)
Payments for purchase of treasury stock	-	(1,504,714)	-
Other	10	(26,000)	(86,410)
Net cash provided by (used in) financing activities	(5,201,357)	2,492,099	(748,178)

FORWARD	¥(1,526,597)	¥2,483,970	¥(523,739)

	Thousands of Yen
	2016	2017	2018

FORWARD	¥(1,526,597)	¥2,483,970	¥(523,739)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,059	(94,474)	(31,960)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,524,538)	2,389,496	(555,699)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	21,093,633	19,569,095	21,958,591

CASH AND CASH EQUIVALENTS, END OF YEAR	¥19,569,095	¥21,958,591	¥21,402,892

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	¥241,260	¥302,035	¥368,413
Income taxes paid	1,377,753	2,462,106	2,063,530

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	8,065,674	8,301,695	7,108,629
Facilities purchase liabilities	1,497,767	2,308,790	1,448,423
Asset retirement obligation	45,169	31,980	49,609

See notes to consolidated financial statements.

Internet Initiative Japan Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Internet Initiative Japan Inc. (“IIJ,” a Japanese corporation) was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan. As of March 31, 2018, 26.9% of IIJ’s voting shares were jointly owned by Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiary. IIJ and its subsidiaries (collectively, the “Company”) provide customers substantially operating in Japan with Internet connectivity services, Wide Area Network (“WAN”) services and outsourcing services. The Company also provides systems integration which consists of systems construction and systems operation and maintenance. In addition, a subsidiary of IIJ provides Automated Teller Machines (“ATM”) operation services.

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

Consolidation—The consolidated financial statements include the accounts of IIJ and all of its subsidiaries,which are IIJ Engineering Inc. (“IIJ-EG,” which was renamed from Net Care, Inc.), IIJ America, Inc. (“IIJ-America”), Netchart Japan Inc. (“NCJ”), hi-ho Inc. (“hi-ho”), Trust Networks Inc. (“Trust Networks”), IIJ Innovation Institute Inc. (“IIJ-II”), IIJ Global Solutions Inc. (“IIJ-Global”), IIJ Europe Limited (“IIJ-Europe”), RYUKOSHA NETWARE Inc. (“RYUKOSHA”) and eight other foreign subsidiaries. All of the subsidiaries, except for IIJ-America, IIJ-Europe and other foreign subsidiaries, have fiscal years ending March 31. IIJ-America, IIJ-Europe and other foreign subsidiaries’ fiscal year-end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the foreign subsidiaries to report their financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements. Intercompany transactions and balances have been eliminated in consolidation.

Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other-than-temporary declines in the value of investments in equity method investees below the carrying amount, the investments are reduced to fair value and an impairment loss is recognized. Equity method goodwill, which is the portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an investee, is not amortized, but equity method investments are continuously reviewed for impairment in accordance with Accounting Standards Codification (“ASC”) 323, “Investments-Equity Method and Joint Ventures.”

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

System integration revenue involves one or more of the following deliverables:

・	System construction services―include all or some of the following elements depending on arrangements to meet each of our customer's requirements: consulting, project planning, system design, and the development of network systems. These services also include the installation of software as well as configuration and installation of hardware.

・	Software―we resell third-party software such as Oracle and Windows to our customers, which are installed by us during the system development process.

・	Hardware―we also resell third-party hardware, primarily servers, switches and routers, which we install during the system development process. The hardware is generic hardware that is often sold by third-party manufacturers and resellers.

・	Monitoring and operating services―we monitor our customer's network activity and Internet connectivity to detect and report problems. We also provide constant data backup services.

・	Hardware and software maintenance services―we repair or replace any malfunctioning parts of hardware. We examine software faults and provide suitable solutions to customers.

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

Inventories—Inventories consist mainly of network equipment purchased for resale and work-in-process for construction of network systems. Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or net realizable value. Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or net realizable value. Inventories are reviewed periodically and items considered to be slow-moving or obsolete are written down to their estimated net realizable value.

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

Goodwill and Intangible Assets—Goodwill and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31. If the carrying amount of a reporting unit exceeds its fair value, the Company then performs the second step of the goodwill impairment test to measure the amount of impairment loss, if any. Intangible assets with finite useful lives, consisting of customer relationships, are amortized using a non-straight-line basis based on the pattern of expected future economic benefit over the estimated useful lives, which range from 10 to 19 years.

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

New Accounting Guidance

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which applies to inventory that is measured using the first-in, first-out method (“FIFO”) or average cost methods. Under the updated guidance, an entity should measure inventory within the scope of the guidance at the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using the last-in, first-out method (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016 and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company adopted this ASU in the first quarter beginning April 1, 2017. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes (Topic 740)” which changes how deferred taxes are classified on our balance sheets. This ASU requires all deferred tax assets and liabilities to be classified as non-current. This ASU is effective for annual and interim periods beginning after December 15. 2016, with early adoption permitted. The Company adopted this ASU in the first quarter beginning April 1, 2017 with prospective application. Prior periods were not retrospectively adjusted. Current deferred tax assets and liabilities included in the consolidated balance sheets as of March 31, 2017 are ¥1,298,469 thousand and ¥108,994 thousand, respectively.

Accounting Guidance Issued But Not Adopted as of March 31, 2018

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. This guidance also requires an entity to improve disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

ASU 2015-14, “Revenue from Contracts with Customers: Deferral of the Effective Date,” which was issued in August 2015, revised the effective date for ASU 2014-09 to annual and interim periods beginning after December 15, 2017, with early adoption permitted, but not earlier than the original effective date of annual and interim periods beginning after December 15, 2016, for public entities.

In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)," which is an amendment to ASU 2014-09 on assessing whether an entity is a principal or an agent in a revenue transaction. This amendment addresses implementation issues that were discussed by the Revenue Recognition Transition Resource Group ("TRG") to clarify the principal versus agent assessment and provide for a more consistent application. This new standard has the same effective date and transition requirements as ASU 2014-09.

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

The Company expects revenue recognition for its broad portfolio of hardware, software and services to remain largely unchanged. However, the guidance is expected to change the allocation of contract revenues between various services and equipment and the timing of revenue recognition for certain nonrefundable upfront fees.

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

The Company is in the process of finalizing the assessment of the impact of adopting this guidance and expects that the adoption will not have a material impact on the Company’s results of operations and financial position.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the ASU clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for fiscal years and interim periods beginning after December 15, 2017, and upon adoption, an entity should apply the amendments by means of a cumulative effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. Early adoption is not permitted, except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument-specific credit risk in other comprehensive income. The Company anticipates that the adoption of this guidance will increase the volatility of the Company’s other income (expenses), resulting from the remeasurement of the Company’s equity securities.

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

Lessor accounting remains largely unchanged from current U.S. GAAP, but does contain some targeted improvements to align with ASU 2014-09. ASU 2016-02 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2018, using a modified retrospective approach, and early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments," which addresses the diversity of practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows with respect to eight specific cash flow issues. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is currently evaluating the impact of adopting this guidance.

2.	BUSINESS COMBINATION AND TRANSFER

There were no business acquisitions during the years ended March 31, 2016, March 31, 2017 and March 31, 2018.

On December 31, 2017, the Company sold all of the shares of hi-ho, which provided Internet connectivity services for consumers, to a third party. Hi-ho was included in the network service and systems integration business segment. The Company recognized a gain on the sale of ¥44,877 thousand, in addition, goodwill and trademark decreased by ¥87,137 thousand and ¥15,000 thousand, respectively, for the year ended March 31, 2018. The gain on the sale was recorded in “General and administrative” expenses in the Company's consolidated statements of income.

3.	INVENTORIES

The components of inventories as of March 31, 2017 and 2018 are as follows:

	Thousands of Yen
	2017	2018

Network equipment purchased for resale	¥1,093,001	¥1,053,574
Work in process	1,705,053	660,973

Total inventories	¥2,798,054	¥1,714,547

4.	OTHER INVESTMENTS

Pursuant to ASC 320, “Investments―Debt and Equity Securities,” all of the Company's marketable equity and debt securities are classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at March 31, 2017 and 2018 is as follows:

	Thousands of Yen
March 31, 2017	Cost	Unrealized Gains	Unrealized Losses	Fair Value

Available-for-sale—Equity securities	¥1,789,471	¥3,880,414	¥375	¥5,669,510
Available-for-sale—Debt securities	100,300	10,530	-	110,830
	¥1,889,771	¥3,890,944	¥375	¥5,780,340

March 31, 2018

Available-for-sale—Equity securities	¥1,651,181	¥7,525,556	¥699	¥9,176,038
Available-for-sale—Debt securities	100,300	11,870	-	112,170
	¥1,751,481	¥7,537,426	¥699	¥9,288,208

Maturities of available-for-sale debt securities are due after 10 years.

The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2017 and 2018:

	Thousands of Yen
	Less than 12 Months		12 Months or More		Total
March 31, 2017	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale—Equity securities	¥816	¥5	¥3,398	¥370	¥4,214	¥375

March 31, 2018

Available-for-sale—Equity securities	¥17,519	¥699	-	-	¥17,519	¥699

The Company regularly reviews all of the Company's investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security's market price.

The Company’s unrealized loss on investments in marketable equity securities as of March 31, 2018 relates to Japanese companies (3 issuers) in the financial, heavy and shipping industries. The fair value of each investment is between 2.8% and 8.6% less than its cost. The duration of the unrealized loss position was less than 2 months. The Company evaluated the near-term prospects of the issuers and the analyst reports in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold the investments for a reasonable period of time sufficient to recover the unrealized loss, the Company does not consider the investments to be other-than-temporarily impaired at March 31, 2018.

Proceeds from the sale of available-for-sale securities were ¥141,235 thousand and ¥4,840 thousand and ¥1,206,516 thousand for the years ended March 31, 2016, 2017 and 2018, respectively. Gross realized gains of ¥2,708 thousand and ¥1,068,303 thousand were included in "Other income (expenses)" for the years ended March 31, 2017 and 2018, respectively.

The aggregate cost of the Company’s cost method investments totaled ¥2,144,574 thousand and ¥2,086,234 thousand at March 31, 2017 and 2018, respectively.

Impairment of investments in certain marketable equity securities and nonmarketable equity securities, including funds, included in "Other income (expenses)" in the Company’s consolidated statements of income, were recognized to reflect the decline in value considered to be other-than-temporary. The Company recognized impairment loss ¥30,554 thousand on marketable equity securities for the year ended March 31, 2017, and ¥109,840 thousand on nonmarketable equity securities for the year ended March 31, 2018.

5.	ALLOWANCE FOR DOUBTFUL ACCOUNTS AND LOANS

The analysis of the allowance for doubtful accounts and loans for the years ended March 31, 2016, 2017 and 2018 is as follows:

	Thousands of Yen
	Balance at Beginning of Year	Credits Charged Off	Provision for Doubtful Accounts	Other	Balance at End of Year

Year ended March 31, 2016	¥148,245	¥(45,108)	¥48,407	¥(29)	¥151,515

Year ended March 31, 2017	¥151,515	¥(34,978)	¥68,300	¥(84)	¥184,753

Year ended March 31, 2018	¥184,753	¥(94,521)	¥94,839	¥31	¥185,102

6.	INVESTMENTS IN EQUITY METHOD INVESTEES

IIJ utilizes various companies in Japan to develop and operate its Internet business. Businesses operated by its equity method investees include multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., “Multifeed”), comprehensive portal site operations (Internet Revolution Inc., “i-revo”), point management systems operations (Trinity Inc., “Trinity”), cloud-based systems that undergird smartphone applications (Appiaries Corporation, “Appiaries”), cloud computing services in Indonesia (PT. BIZNET GIO NUSANTARA, “BIZNET”), system development and consulting in medical and healthcare business (KIS Inc., “KIS”), cloud computing services in Thailand (Leap Solutions Asia Co., Ltd., “Leap Solutions”), content delivery network services (JOCDN Inc., “JOCDN” ) and financial services for cryptocurrencies exchange and settlement (DeCurret Inc., “DeCurret” ).

The aggregate amounts of balances and transactions of the Company with these equity method investees as of March 31, 2017 and 2018, and for each of the three years in the period ended March 31, 2018 are summarized as follows:

	Thousands of Yen
	2016	2017	2018

Accounts receivable	-	¥150,755	¥183,023
Accounts payable	-	50,733	98,306
Revenues	¥666,554	683,332	863,818
Costs and expenses	502,340	527,431	1,107,344

Dividends from the equity method investees for the years ended March 31, 2016, 2017 and 2018 were ¥48,510 thousand, ¥51,083 thousand and ¥51,191 thousand, respectively.

The Company's investments in these equity method investees and its ownership percentage in each at March 31, 2017 and 2018 consisted of the following:

	Thousands of Yen
	2017		2018

Multifeed	34.00%	¥1,642,171	34.00%	¥1,806,472
i-revo	30.00	751,784	30.00	767,197
Trinity	33.75	183,403	33.75	227,470
Appiaries	49.00	16,409	-	-
BIZNET	40.00	182,514	40.00	249,840
KIS	39.30	55,627	39.30	59,467
Leap Solutions	40.00	227,430	40.00	201,448
JOCDN	50.00	90,837	20.00	132,270
DeCurret	-	-	35.00	1,802,149

Total		¥3,150,175		¥5,246,313

The Company sold all of its shares in Appiaries for ¥1,615 thousand in December 2017 and acquired shares in DeCurret for ¥1,830,000 thousand in February 2018.

The balance of equity method goodwill was ¥7,197 thousand as of March 31, 2017 and 2018, and was included in “Investments in equity method investees” in the Company’s consolidated balance sheets.

7.	PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2017 and 2018 consisted of the following:

	Thousands of Yen
	2017	2018

Data communications equipment	¥15,013,565	¥18,544,180
Office and other equipment	2,875,548	2,522,740
Land	537,889	2,038,726
Buildings	1,663,326	2,151,069
Leasehold improvements	4,061,909	4,182,013
Capitalized software	33,335,560	36,624,979
Assets under capital leases, primarily data communications equipment	32,854,630	35,821,498
Total	90,342,427	101,885,205
Less accumulated depreciation and amortization	(50,566,983)	(55,470,955)

Property and equipment—net	¥39,775,444	¥46,414,250

Depreciation and amortization expenses for property and equipment amounted to ¥9,533,541 thousand, ¥10,513,162 thousand and ¥11,999,414 thousand for the years ended March 31, 2016, 2017 and 2018, respectively.

The Company recorded net losses on sales or disposal of property and equipment of ¥27,950 thousand, ¥139,162 thousand and ¥99,953 thousand for the years ended March 31, 2016, 2017 and 2018, respectively, in “General and administrative” expenses in the Company’s consolidated statements of income.

The accumulated amortization for capitalized software was ¥20,882,937 thousand and ¥22,072,049 thousand as of March 31, 2017 and 2018, respectively. The amortization expenses for capitalized software amounted to ¥2,894,740 thousand and ¥3,348,188 thousand for the years ended March 31, 2017 and 2018, respectively. The weighted-average amortization period for capitalized software is approximately 6.0 years. The estimated aggregate amortization expense of capitalized software for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen
2019	¥3,689,048
2020	3,323,134
2021	2,744,928
2022	2,246,229
2023	1,275,916
F-23

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

The components of intangible assets as of March 31, 2017 and 2018 are as follows:

	Thousands of Yen
	2017	2018
Intangible assets subject to amortization:
Customer relationships	¥6,424,471	¥6,175,193
Total	6,424,471	6,175,193
Less accumulated amortization
Customer relationships	(3,388,053)	(3,504,234)
Total	(3,388,053)	(3,504,234)
Intangible assets subject to amortization—net	3,036,418	2,670,959

Intangible assets not subject to amortization:
Telephone rights	35,599	33,709
Trademark	15,000	-
Goodwill	6,169,609	6,082,472
Total	6,220,208	6,116,181

Total intangible assets	¥9,256,626	¥8,787,140

The amortization expenses for the years ended March 31, 2017 and 2018 were ¥380,495 thousand and ¥365,459 thousand, respectively. The estimated aggregate amortization expense of intangible assets for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen
2019	¥355,410
2020	346,223
2021	336,787
2022	327,101
2023	318,665

The Company recorded ¥81,000 thousand of loss on impairment of the trademark related to hi-ho in “General and administrative” expenses in the Company’s consolidated statement of income for the year ended March 31, 2017. Because of the recent decrease in revenues of hi-ho, the Company recognized that the trademark might be impaired. The carrying value of the trademark exceeded its fair value and the impairment loss was recognized in an amount equal to the excess of the carrying amount of the trademark over the fair value of the trademark. The fair value of the trademark was calculated using the relief-from-royalty method. The amount of loss was included in the network service and system integration business segment.

The decreases of the customer relationships, trademark and goodwill for the year ended March 31, 2018 were related to the sale of subsidiary shares of hi-ho. Refer to Note 2, “BUSINESS COMBINATION AND TRANSFER”.

The following table shows changes in the carrying amount of goodwill for the years ended March 31, 2017 and 2018, by operating segment:

	Thousands of Yen
	Network Service and Systems Integration Business	ATM Operation Business	Total
Balance at March 31, 2016
Goodwill	¥6,054,340	¥235,551	¥6,289,891
Accumulated impairment losses	(120,282)	-	(120,282)
	5,934,058	235,551	6,169,609

Acquisition	-	-	-

Impairment losses	-	-	-

Balance at March 31, 2017
Goodwill	6,054,340	235,551	6,289,891
Accumulated impairment losses	(120,282)	-	(120,282)
	5,934,058	235,551	6,169,609

Acquisition	-	-	-

Impairment losses	-	-	-

Sale	(87,137)	-	(87,137)

Balance at March 31, 2018
Goodwill	5,967,203	235,551	6,202,754
Accumulated impairment losses	(120,282)	-	(120,282)
	¥5,846,921	¥235,551	¥6,082,472

No impairment of goodwill was recognized during the years ended March 31, 2016, 2017 and 2018.

9.	LEASES

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

Refundable guarantee deposits as of March 31, 2017 and 2018 consist of the following:

	Thousands of Yen
	2017	2018
Head office	¥2,462,266	¥2,745,034
Sales and subsidiaries offices	518,759	597,798
Others	79,340	79,611

Total refundable guarantee deposits	¥3,060,365	¥3,422,443

Lease expenses related to backbone lines for the years ended March 31, 2016, 2017 and 2018 amounted to ¥3,638,063 thousand, ¥3,421,807 thousand and ¥3,318,831 thousand, respectively. Lease expenses for local access lines for the years ended March 31, 2016, 2017 and 2018, which are mainly attributable to Internet connectivity services and WAN services, amounted to ¥23,035,615 thousand, ¥24,759,611 thousand and ¥27,604,950 thousand, respectively. Other lease expenses for the years ended March 31, 2016, 2017 and 2018 amounted to ¥6,880,307 thousand, ¥7,082,157 thousand and ¥7,613,522 thousand, respectively.

The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling ¥41,002 thousand, ¥52,928 thousand and ¥54,385 thousand for the years ended March 31, 2016, 2017 and 2018, respectively.

Capital Leases—The Company conducts its connectivity and other services by using data communications and other equipment leased under capital lease arrangements.

The Company sold ATM and data communications equipment procured from third-party vendors, which amounted to ¥3,635,690 thousand and ¥3,197,334 thousand, to the leasing companies for the years ended March 31, 2017 and 2018, respectively, and concurrently entered into capital lease arrangements to lease the equipment back, which resulted in total lease payments of ¥3,554,784 thousand due by March 2022 and ¥3,118,075 thousand due by March 2023, related to the lease contracts made in the years ended March 31, 2017 and 2018, respectively.

The fair values of the assets upon execution of the capital lease arrangements and accumulated depreciation amounted to ¥32,854,630 thousand and ¥19,735,367 thousand, respectively, at March 31, 2017 and ¥35,821,498 thousand and ¥21,251,673 thousand, respectively, at March 31, 2018.

Lessee Future Minimum Lease Payments—As of March 31, 2018, the future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements and capital leases were as follows:

	Thousands of Yen
	Connectivity Lines Operating Leases	Other Operating Leases	Capital Leases

Year ending March 31:
2019	¥585,818	¥3,466,849	¥5,884,743
2020	240,242	1,328,020	4,887,319
2021	22,510	361,100	3,743,032
2022	-	195,812	2,035,721
2023	-	169,144	504,935
2024 and thereafter	-	120,642	-

Total minimum lease payments	¥848,570	¥5,641,567	17,055,750

Less amounts representing interest			(479,149)

Present value of net minimum capital lease payments			16,576,601
Less current portion			(5,655,875)

Noncurrent portion			¥10,920,726

Sales-Type Leases—The components of the net investment in sales-type leases as of March 31, 2017 and 2018 were as follows:

	Thousands of Yen
	2017	2018

Year ending March 31:
2019		¥818,208
2020		552,597
2021		503,456
2022		468,715
2023		45,767

Total minimum lease payments to be received*	¥2,939,252	¥2,388,743
Estimated residual value of leased property (unguaranteed)	-	-
Less unearned income	(66,934)	(46,152)
Net investment in sales-type leases	2,872,318	2,342,591
Less current portion	(824,636)	(797,298)
Non-current net investment in sales-type leases	¥2,047,682	¥1,545,293

*Estimated executory costs, including profit thereon, of ¥645,166 thousand and ¥1,515,645 thousand were excluded from the total minimum lease payments to be received as of March 31, 2017 and 2018, respectively.

10.	ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations are principally related to leasehold office premises and a data center which, at the end of the lease, the Company is contractually obligated to restore.

The movements in asset retirement obligations for the years ended March 31, 2017 and 2018 were as follows:

	Thousands of Yen
	2017	2018
Balance at beginning of the year	¥595,183	¥639,494

Liabilities incurred	31,980	49,609
Liabilities settled	-	(7,608)
Accretion expense	12,331	12,714

Balance at end of the year	¥639,494	¥694,209

11.	BORROWINGS

Short-term borrowings at March 31, 2017 and 2018 consisted of bank overdrafts that bear fixed rate interest. The weighted-average rates at March 31, 2017 and 2018 were 0.400% and 0.411%, respectively.

Long-term borrowings as of March 31, 2017 and 2018 consist of the following:

	Thousands of Yen
	2017	2018
Long-term installment payable at various dates through calendar 2024; interest payable at fixed rates; the weighted-average rates were 0.438% and 0.488% at March 31, 2017 and 2018, respectively.	¥8,500,000	¥15,500,000

Less current portion	-	-

Long-term borrowings, less current portion	¥8,500,000	¥15,500,000

Annual maturities of long-term borrowing for the years subsequent to March 31, 2018 are as follows:

Thousands of Yen
Year ending March 31:
2020	¥1,500,000
2021	1,830,000
2022	5,170,000
2023	1,500,000
2024	2,000,000
2025	3,500,000
Total	¥15,500,000

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions the bank may require the borrower to provide collateral (or additional collateral) or a guarantor with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Also, provisions of certain loan agreements grant certain rights of possession to the lenders in the event of default. The Company did not provide banks with any collateral for outstanding loans as of March 31, 2018.

The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of March 31, 2018 was ¥10,450,000 thousand.

A long-term account payable relating to a purchase of a software license is included in “OTHER NONCURRENT LIABILITIES” for ¥1,468,183 thousand and ¥896,810 thousand as of March 31, 2017 and March 31, 2018, respectively, and the repayment is based on the usage of the license. The payable bears interest at the fixed rate of 0.5% per annum. All of the outstanding balance will become due by December 31, 2019.

12.	INCOME TAXES

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a normal statutory rate of approximately 33.5% for the year ended March 31, 2016 and 31.7% for the years ended March 31, 2017 and 2018.

Income from operations before income tax expense and equity in net income of equity method investees and income tax expense for the years ended March 31, 2016, 2017 and 2018 consist of the following components:

	Thousands of Yen
	2016	2017	2018
Income from operations before income tax expense and equity in net income of equity method investees:
Domestic	¥6,460,898	¥5,503,750	¥7,732,535
Foreign	(267,564)	(76,590)	107,588
Total	¥6,193,334	¥5,427,160	¥7,840,123
Income taxes―current:
Domestic	¥1,929,139	¥2,307,523	¥2,986,077
Foreign	5,277	11,700	22,695
Total	¥1,934,416	¥2,319,223	¥3,008,772
Income taxes―deferred:
Domestic	¥255,992	¥(95,638)	¥(301,900)
Foreign	(6,877)	1,295	(11,033)
Total	¥249,115	¥(94,343)	¥(312,933)

IIJ and domestic subsidiaries adopted the consolidated tax declaration since the fiscal year ended March 31, 2009.

On March 31, 2016, new amendments to Japanese tax regulations were enacted into law. As a result, the normal Japanese statutory rate was reduced to 31.7% from the fiscal year beginning April 1, 2016, 31.1% from the fiscal year beginning April 1, 2017 and 30.9% from the fiscal year beginning April 1, 2018. On June 15, 2016, amendments to Japanese local tax regulations were enacted into law. As a result, the normal Japanese statutory rate was increased to 31.7% from the fiscal year beginning April 1, 2017 and reduced to 31.5% from the fiscal year beginning April 1, 2018. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was an increase in income tax expense of ¥23,183 thousand and ¥7,954 thousand for the years ended March 31, 2016 and 2017, respectively.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was enacted in the United States of America. As a result, the federal corporate income tax rate was reduced from 35% to 21% from the fiscal year beginning January 1, 2018. The effect of the change in the tax rate on the balance of deferred tax assets and liabilities was a decrease in income tax expense of ¥26,485 thousand for the years ended March 31, 2018.

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2017 and 2018 was as follows:

	Thousands of Yen
	2017		2018
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Unrealized gains on available-for-sale securities	-	¥1,222,283	-	¥2,370,327
Capital leases	¥158,928	-	¥181,494	-
Accrued expenses	877,107	-	902,787	-
Retirement and pension cost	1,107,885	-	1,168,895	-
Allowance for doubtful accounts	68,530	-	69,004	-
Depreciation	299,956	-	458,099	-
Net loss on other investments	172,942	-	162,991	-
Net operating loss carryforwards	636,012	-	459,402	-
Transactions in transit*	-	98,308	-	60,451
Impairment loss on telephone rights	68,405	-	68,632	-
Accrued enterprise tax	139,050	-	189,460	-
Asset retirement obligation	201,441	-	218,675	-
Deferred revenue	363,765	-	302,654	-
Customer relationships	-	957,202	-	841,351
Tax deduction of goodwill	-	805,738	-	760,281
Trademark	-	4,725	-	-
Investments in equity method investees	-	324,528	-	420,121
Investments in funds	89,732	-	95,336	-
Asset retirement cost	-	148,261	-	149,833
Other	336,429	93,374	400,543	147,477
Total	4,520,182	3,654,419	4,677,972	4,749,841
Valuation allowance	(559,567)	-	(433,110)	-

Total	¥3,960,615	¥3,654,419	¥4,244,862	¥4,749,841

*This item arises from transactions between IIJ and foreign subsidiaries, which were recorded in the different periods as a result of the difference in each company’s fiscal year-end.

As of March 31, 2017 and 2018, the valuation allowance for deferred tax assets related principally to operating loss carryforwards at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were an increase of ¥15,696 thousand, a decrease of ¥68,126 thousand and a decrease of ¥126,457 thousand for the years ended March 31, 2016, 2017 and 2018, respectively.

Undistributed earnings of foreign subsidiaries that are deemed to be permanently invested amounted to ¥839,047 thousand as of March 31, 2018. It is not practicable to calculate the unrecognized deferred tax liability on such undistributed earnings.

As of March 31, 2018, certain subsidiaries not subject to consolidation tax filing had tax operating loss carryforwards, which were composed of ¥706,943 thousand in the United States of America and ¥1,180,169 thousand in other countries. These net operating loss carryforwards are available to offset against future taxable income. The net operating loss carryforwards in the United States of America will expire in the period ending from December 31, 2021 to 2037. With the exception of ¥251,000 thousand with no expiration period, the net operating loss carryforwards in other countries will expire in the period ending from December 31, 2018 to 2022.

A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate for each of the three years in the period ended March 31, 2018 is as follows:

	Thousands of Yen
	2016	2017	2018
Amount computed by using normal Japanese statutory tax rate	¥2,074,767	¥1,720,410	¥2,485,319
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purpose	93,262	88,633	98,905
Inhabitant tax—per capita	39,538	46,822	38,161
Change in valuation allowance	15,696	(68,126)	(21,173)
Tax effects on investments in equity method investees	48,368	34,549	40,218
Enterprise tax—not based on income	146,883	268,545	257,203
Tax rate change	23,183	7,954	(26,485)
Tax credit	(269,145)	5,000	(164,525)
Other—net	10,979	121,093	(11,784)
Income tax expense as reported	¥2,183,531	¥2,224,880	¥2,695,839

There was no unrecognized tax benefit for the years ended March 31, 2017 and 2018. The Company does not reasonably expect that the unrecognized tax benefit will change significantly within the next twelve months.

The Company has open tax years subject to examination by major tax jurisdictions from the year ended March 31, 2017 in Japan and from the year ended December 31, 2006 in the United States of America.

Tax credit in the year ended March 31, 2017 included an adjustment of tax credit from the year ended March 31, 2016 amounting to ¥125,234 thousand.

13.	RETIREMENT AND PENSION PLANS

IIJ and certain subsidiaries have unfunded severance benefits, noncontributory defined benefit pensions and defined contribution plans which together cover substantially all of their employees who are not directors. The defined benefit pension plan is operated under the Defined Benefit Corporate Pension Law.

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

Net periodic pension cost for the years ended March 31, 2016, 2017 and 2018 included the following components:

	Thousands of Yen
	2016	2017	2018

Service cost	¥648,944	¥737,290	¥769,172
Interest cost	67,525	43,988	59,946
Expected return on plan assets	(87,909)	(92,623)	(105,419)
Amortization of transition obligation	365	-	-
Amortization of actuarial loss (gain)	(2,971)	24,584	5,489

Net periodic pension cost	¥625,954	¥713,239	¥729,188

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Thousands of Yen
	2016	2017	2018

Net actuarial loss (gain)	¥585,332	¥(276,702)	¥(44,710)
Amortization of transition obligation in net periodic pension cost	(365)	-	-
Amortization of actuarial loss (gain)	2,971	(24,584)	(5,489)

Amounts recognized in other comprehensive income	¥587,938	¥(301,286)	¥(50,199)

Total net periodic pension cost and amounts recognized in other comprehensive income	¥1,213,892	¥411,953	¥678,989

The change in benefit obligation and plan assets for the years ended March 31, 2017 and 2018 and the amounts recognized in the consolidated balance sheets as of March 31, 2017 and 2018 are as follows:

	Thousands of Yen
	2017	2018

Change in benefit obligation:
Benefit obligation at beginning of year	¥6,388,110	¥6,777,223
Service cost	737,290	769,172
Interest cost	43,988	59,946
Actuarial gain	(263,016)	(14,234)
Benefit paid	(129,149)	(146,715)

Benefit obligation at end of year	6,777,223	7,445,392

Change in plan assets:
Fair value of plan assets at beginning of year	3,193,899	3,635,159
Actual return on plan assets	106,310	135,893
Employer contribution	404,795	432,459
Benefits paid	(69,845)	(74,744)

Fair value of plan assets at end of year	3,635,159	4,128,767

Funded status at end of year	¥(3,142,064)	¥(3,316,625)

Amounts recognized in the consolidated balance sheets as of March 31, 2017 and 2018 consist of:

	Thousands of Yen
	2017	2018

Accrued retirement and pension costs	¥(3,142,064)	¥(3,316,625)

Net amount recognized	¥(3,142,064)	¥(3,316,625)

The accumulated benefit obligation for the Company’s defined benefit pension plans as of March 31, 2017 and 2018 was ¥4,411,815 thousand and ¥4,979,785 thousand, respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥6,777,223 thousand and ¥3,635,159 thousand, respectively, at March 31, 2017 and ¥7,445,392 thousand and ¥4,128,767 thousand, respectively, at March 31, 2018, respectively. The aggregate accumulated benefit obligations of plans with no plan assets were ¥116,408 thousand and ¥131,049 thousand at March 31, 2017 and 2018, respectively.

Amounts recognized in accumulated other comprehensive income at March 31, 2017 and 2018 consist of:

	Thousands of Yen
	2017	2018

Net actuarial loss	¥658,139	¥607,939

Total	¥658,139	¥607,939

The estimated net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in the fiscal year ending March 31, 2019 is ¥2,460 thousand.

Weighted-average actuarial assumptions as of March 31 were as follows:

	Benefit Obligations		Net Periodic Costs
	2017	2018	2016	2017	2018

Discount rate	0.9%	0.8%	1.3%	0.7%	0.9%
Expected long-term rate of return on plan assets			3.0	2.9	2.9
Rate of increase in compensation	3.1	3.0	3.2	3.1	3.1

The Company sets the discount rate assumption annually at March 31 based on high-quality fixed income securities reflecting the estimated timing of benefit payments.

The basis for determining the long-term rate of returns is a combination of historical returns and prospective return assumptions derived from pension trust funds’ managing company.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years Ending March 31	Thousands of Yen
2019	¥126,065
2020	144,733
2021	194,204
2022	270,389
2023	274,262
2024-2028	1,839,614

Total	¥2,849,267

The Company expects to contribute ¥432,460 thousand to its defined benefit pension plan in the year ending March 31, 2019.

The Company’s defined contribution plan, which was established on April 1, 2009, covers substantially all its employees. The Company contributes 1.6% of its employees’ base salaries to the plan on a monthly basis. No employee contributions to the plan are allowed. Contributions to the plan were ¥138,372 thousand, ¥146,975 thousand and ¥154,681 thousand for the years ended March 31, 2016, 2017 and 2018, respectively.

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

The projected allocation of the plan assets managed by the insurance company is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 63.0%, 35.0%, and 2.0% of the plan assets excluding pooled investment portfolios will be allocated to debt securities, equity securities and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. Half of the employer’s contribution to the plan during the year ending March 31, 2019 will be allocated to life insurance pooled investment portfolios and the other 50% will be allocated to the aforementioned investments.

The following table summarizes the basis used to measure the Company’s pension plan assets at fair value:

Level 1—	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2—	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3—	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the Company’s own assumptions about the assumptions that market participants would use in establishing a price.

Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2017	Thousands of Yen

	Level 1	Level 2	Level 3	Total
Equity securities:
Japanese equity	¥528,083	-	-	¥528,083
U.S. equity	159,618	-	-	159,618
Other equity―developed countries	91,087	-	-	91,087
Total equity securities	778,788	-	-	778,788

Debt securities:
Japanese government and municipalities	-	¥632,216	-	632,216
Japanese corporate bonds―investment grade	-	290,360	-	290,360
U.S. government	-	127,659	-	127,659
Other government―developed countries	-	173,598	-	173,598
Residential mortgage-backed	-	26,749	-	26,749
Total debt securities	-	1,250,582	-	1,250,582

Other financial instruments*	-	1,464,874	-	1,464,874

Cash	140,915	-	-	140,915

Total assets at fair value	¥919,703	¥2,715,456	-	¥3,635,159

Basis of Fair Value Measurement of Pension Plan Assets at March 31, 2018	Thousands of Yen

	Level 1	Level 2	Level 3	Total
Equity securities:
Japanese equity	¥606,612	-	-	¥606,612
U.S. equity	185,164	-	-	185,164
Other equity―developed countries	102,448	-	-	102,448
Total equity securities	894,224	-	-	894,224

Debt securities:
Japanese government and municipalities	-	¥786,055	-	¥786,055
Japanese corporate bonds―investment grade	-	287,216	-	287,216
U.S. government	-	150,444	-	150,444
Other government―developed countries	-	208,011	-	208,011
Residential mortgage-backed	-	34,192	-	34,192
Total debt securities	-	1,465,918	-	1,465,918

Other financial instruments*	-	1,678,236	-	1,678,236

Cash	90,389	-	-	90,389

Total assets at fair value	¥984,613	¥3,144,154	-	¥4,128,767

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

Contributions due and paid during the years ended March 31, 2016, 2017 and 2018 under the Multi-Employer Plan, including its substitutional portion, amounted to ¥123,674 thousand, ¥117,300 thousand and ¥124,442 thousand, respectively. The Company’s contribution did not represent more than 5% of total contributions to the plan during the years ended March 31, 2016, 2017 and 2018.

The plan is not subject to a funding improvement and was more than 80% funded as of March 31, 2017. The total plan assets were ¥238,628,525 thousand as of March 31, 2018. It was not practical to obtain additional information for the plan for the year ended March 31, 2018. The amount of retirement benefits for retiring directors and company auditors must be approved by the shareholders.

IIJ had a retirement benefit plan for full-time directors, which was abolished in June 2011. The allowance for retirement benefit amounted to ¥255,330 thousand in consideration of their services provided up to the date of abolition of the plan, and this amount will be reserved until each director’s retirement date. IIJ’s subsidiary also has a retirement benefit plan for full-time directors. The Company recorded a liability for retirement benefit for full-time directors of ¥382,881 thousand and ¥399,989 thousand, which would be required if they were all to retire at March 31, 2017 and 2018, respectively.

IIJ had a retirement benefit plan for full-time company auditors, which was abolished in June 2016. The allowance for retirement benefit amounted to ¥8,020 thousand in consideration of their services provided up to the date of abolition of the plan, and this amount will be reserved until each company auditor’s retirement date. The Company recorded a liability for retirement benefit for full-time company auditors of ¥8,020 thousand, which would be required if they were all to retire at March 31, 2017 and 2018, respectively.

14.	SHAREHOLDERS' EQUITY

Japanese companies are subject to the Corporation Law of Japan (the “Corporation Law”). The significant provisions in the Corporation Law that affect financial and accounting matters are summarized below:

Dividends

Under the Corporation Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as: (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Company Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends-in-kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. However, the Company cannot do so because it does not meet criteria (4) above. The Corporation Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporation Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

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

The amount of retained earnings available for dividends under the Corporation Law is based on the amount of retained earnings recorded in IIJ’s general books of account prepared using accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Corporation Law. Retained earnings available for dividends amounted to ¥27,090,361 thousand at March 31, 2018.

IIJ's equity in undistributed earnings of affiliated companies accounted for by the equity method included in retained earnings amounted to ¥1,075,129 thousand at March 31, 2018.

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

On November 4, 2016, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2016 of ¥13.5 per share or the aggregate amount of ¥620,361 thousand.

On June 28, 2017, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2017 of ¥13.5 per share or the aggregate amount of ¥608,317 thousand.

On November 7, 2017, the Board of Directors of IIJ resolved the payment of a cash dividend to shareholders of record at September 30, 2017 of ¥13.5 per share or the aggregate amount of ¥608,349 thousand.

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

On July 14, 2017, IIJ granted 169 stock options which were the same type of options granted in 2016 to directors and executive officers. The fair value per option at the date of grant was ¥337,200.

The fair value of the stock acquisition rights used to recognize compensation expense for the fiscal years ended March 31, 2016, 2017 and 2018 were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2016	2017	2018

Assumptions:
Risk-free interest rate	0.818%	-0.147%	0.327%
Expected lives (years)	15	15	15
Expected volatility	53.794%	52.202%	50.582%
Expected dividends	1.023%	1.045%	1.316%

A summary of the activities for the stock acquisition rights plan for the years ended March 31, 2017 and 2018 is as follows:

			Yen	Years	Thousands of Yen
	Number of Options	Number of Shares	Exercise Price	Remaining Life	Total Intrinsic Value
Unexercised options outstanding—March 31, 2016	557	111,400	¥1
Granted	162	32,400	1
Exercised	-	-	-
Forfeited or expired	-	-	-
Unexercised options outstanding—March 31, 2017	719	143,800	1
Granted	169	33,800	1
Exercised	(12)	(2,400)	1
Forfeited or expired	-	-	-
Unexercised options outstanding—March 31, 2018	876	175,200	1

Exercisable options—March 31, 2018	707	141,400	1	25.80	¥304,898
Expected to vest after July 15, 2018	169	33,800	1	29.31	72,882

The Company recognized stock compensation cost on a straight-line basis over the requisite service period. The Company recognized ¥55,337 thousand, ¥57,678 thousand and ¥57,321 thousand as stock compensation cost for the fiscal years ended March 31, 2016, 2017 and 2018, respectively. The unrecognized expense of ¥14,247 thousand is expected to be recognized over the next 3 months.

15.	OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Thousands of Yen
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount

Year ended March 31, 2016:
Foreign currency translation adjustments	¥(67,652)	-	¥(67,652)
Unrealized holding gain (loss) on securities:
Amount arising during the period	(417,400)	¥128,977	(288,423)
Less: Reclassification adjustments for gain (loss) included in net income	3,965	(1,328)	2,637
Other	-	9,834	9,834
Net unrealized holding gain (loss) during the period	(413,435)	137,483	(275,952)
Defined benefit pension plans:
Amount arising during the period	(585,332)	192,576	(392,756)
Less: Reclassification adjustments for gain (loss) included in net income	(2,606)	944	(1,662)
Net defined benefit pension plans	(587,938)	193,520	(394,418)

Other comprehensive income (loss)	¥(1,069,025)	¥331,003	¥(738,022)
Year ended March 31, 2017:
Foreign currency translation adjustments	¥(188,036)	¥6,926	¥(181,110)
Unrealized holding gain (loss) on securities:
Amount arising during the period	1,840,782	(579,846)	1,260,936
Less: Reclassification adjustments for gain (loss) included in net income	27,846	(8,827)	19,019
Other	-	140	140
Net unrealized holding gain (loss) during the period	1,868,628	(588,533)	1,280,095
Defined benefit pension plans:
Amount arising during the period	276,702	(87,161)	189,541
Less: Reclassification adjustments for gain (loss) included in net income	24,584	(10,079)	14,505
Net defined benefit pension plans	301,286	(97,240)	204,046

Other comprehensive income (loss)	¥1,981,878	¥(678,847)	¥1,303,031

	Thousands of Yen
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount

Year ended March 31, 2018:
Foreign currency translation adjustments	¥2,081	¥(2,985)	¥(904)
Unrealized holding gain (loss) on securities:
Amount arising during the period	4,714,731	(1,485,140)	3,229,591
Less: Reclassification adjustments for gain (loss) included in net income	(1,068,303)	380,922	(687,381)
Net unrealized holding gain (loss) during the period	3,646,428	(1,104,218)	2,542,210
Defined benefit pension plans:
Amount arising during the period	44,710	(14,083)	30,627
Less: Reclassification adjustments for gain (loss) included in net income	5,489	(2,250)	3,239
Net defined benefit pension plans	50,199	(16,333)	33,866

Other comprehensive income (loss)	¥3,698,708	¥(1,123,536)	¥2,575,172

The changes in accumulated other comprehensive income (loss) by component for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Thousands of Yen
	Unrealized holding gain on securities	Defined benefit pension plans	Foreign currency translation adjustments	Total
Year ended March 31, 2015:	¥1,544,946	¥(229,203)	¥622,906	¥1,938,649
Other comprehensive income (loss) before reclassifications	(278,589)	(392,756)	(71,610)	(742,955)
Amounts reclassified out of accumulated other comprehensive income	2,637	(1,662)	-	975
Other comprehensive loss	(275,952)	(394,418)	(71,610)	(741,980)
Year ended March 31, 2016:	¥1,268,994	¥(623,621)	¥551,296	¥1,196,669

	Thousands of Yen
	Unrealized holding gain on securities	Defined benefit pension plans	Foreign currency translation adjustments	Total
Year ended March 31, 2016:	¥1,268,994	¥(623,621)	¥551,296	¥1,196,669
Other comprehensive loss before reclassifications	1,261,076	189,541	(181,110)	1,269,507
Amounts reclassified out of accumulated other comprehensive income	19,019	14,505	-	33,524
Other comprehensive income (loss)	1,280,095	204,046	(181,110)	1,303,031
Year ended March 31, 2017:	¥2,549,089	¥(419,575)	¥370,186	¥2,499,700

	Thousands of Yen
	Unrealized holding gain on securities	Defined benefit pension plans	Foreign currency translation adjustments	Total
Year ended March 31, 2017:	¥2,549,089	¥(419,575)	¥370,186	¥2,499,700
Other comprehensive income (loss) before reclassifications	3,229,591	30,627	(904)	3,259,314
Amounts reclassified out of accumulated other comprehensive income	(687,381)	3,239	-	(684,142)
Other comprehensive income (loss)	2,542,210	33,866	(904)	2,575,172
Year ended March 31, 2018:	¥5,091,299	¥(385,709)	¥369,282	¥5,074,872

The amounts reclassified from accumulated other comprehensive income (loss) to the consolidated statements of income, with presentation location, for the years ended March 31, 2016, 2017 and 2018, are as follows:

	Thousands of Yen
	2016	2017	2018	Location

Other comprehensive income (loss) components:
Unrealized holding gain on securities	-	¥2,708	¥1,068,303	Net gain on sales of other investments
	¥(3,965)	(30,554)	-	Impairment of other investments
	1,328	8,827	(380,922)	Income tax expense
	(2,637)	(19,019)	687,381	Net income
Defined benefit pension plans	2,606	(24,584)	(5,489)	Net periodic pension costs (Note 13)
	(944)	10,079	2,250	Income tax expense
	1,662	(14,505)	(3,239)	Net income
Total amount reclassified	¥(975)	¥(33,524)	¥726,568

16.	BASIC AND DILUTED NET INCOME PER COMMON SHARE

Basic and diluted net income attributable to Internet Initiative Japan Inc. per common share for the three years ended March 31, 2016, 2017 and 2018 is as follows:

	Thousands of Yen
	2016	2017	2018
Numerator:
Net income attributable to Internet Initiative Japan Inc.―basic and diluted	¥4,038,282	¥3,166,510	¥5,108,949

	Number of Shares
	2016	2017	2018
Denominator:
Weighted-average common shares outstanding―basic	45,950,098	45,652,981	45,062,878
Dilutive effect of stock options	93,285	119,489	152,808
Weighted-average common shares outstanding―diluted	46,043,383	45,772,470	45,215,686

	Yen
	2016	2017	2018
Basic net income attributable to Internet Initiative Japan Inc. per common share	¥87.88	¥69.36	¥113.37

Diluted net income attributable to Internet Initiative Japan Inc. per common share	¥87.71	¥69.18	¥112.99

17.	COMMITMENTS AND CONTINGENT LIABILITIES

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

On September 1, 2010, IIJ-Global entered into a Solutions Engagement Agreement with IBM Japan Ltd., IIJ-Global’s largest sales partner. This agreement, which establishes the basis for a procurement relationship between IIJ-Global and IBM Japan, contains indemnification for IIJ-Global to perform services, functions, responsibilities and others in a way that were being performed by AT&T Japan. This agreement renews automatically every year. IIJ-Global had no obligation for the indemnification as of March 31, 2018.

In May 2006, January 2007, January 2008 and January 2015, IIJ entered into agreements (four agreements in total) for investing in funds which invest in mainly unlisted stocks with an investment advisory company. IIJ committed to provide up to $5,000 thousand for each fund ($20,000 thousand in total) upon the request of the fund until January 31, 2027. IIJ has provided a total of $16,357 thousand to the funds as of March 31, 2018. The amounts invested in their funds were recorded as other investments in the Company’s consolidated balance sheets.

In April 2013, IIJ entered into an agreement to invest in a corporation reconstruction fund with an investment advisory company. IIJ committed to provide up to ¥100,000 thousand upon the request of the fund until April 23, 2018. IIJ has provided a total of ¥92,816 thousand to the fund as of March 31, 2018. The amounts invested in the fund were recorded as other investments in the Company’s consolidated balance sheets.

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

	Thousands of Yen
	2017		2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other investments for which it is:
Practicable to estimate fair value	¥5,780,340	¥5,780,340	¥9,288,208	¥9,288,208
Not practicable	2,144,574	-	2,086,234	-
Noncurrent refundable insurance policies (other assets)	211,526	211,526	272,610	272,610
Long-term borrowings	8,500,000	8,485,311	15,500,000	15,437,103
Long-term accounts payable (other noncurrent liabilities)	1,468,183	1,466,952	896,810	895,770

Cash and cash equivalents were classified as Level 1 instruments. Short-term and long-term borrowings and long-term accounts payable were classified as Level 2 instruments.

Other investments for which it is practicable to estimate fair value are available-for-sales equity and debt securities disclosed in Note 4.

Other investments for which it is not practicable to estimate fair value were comprised of non-marketable equity securities of ¥1,123,620 thousand and investments in funds of ¥1,020,954 thousand as of March 31, 2017 and non-marketable equity securities of ¥1,013,806 thousand and investments in funds of ¥1,072,428 thousand as of March 31, 2018

19.FAIR VALUE MEASUREMENTS

ASC 820, “Fair Value Measurement”, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

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

There were no transfers between Level 1 and Level 2 for the years ended March 31, 2017 and 2018.

Assets Measured at Fair Value on a Recurring Basis

The following table presents the Company’s assets that are measured at fair value on a recurring basis at March 31, 2017 and 2018, consistent with the fair value hierarchy provisions of ASC 820.

	Thousands of Yen

March 31, 2017	Level 1	Level 2	Level 3	Total

Assets—
Available-for-sale securities— equity securities	¥5,669,510	-	-	¥5,669,510
Available-for-sale securities— debt securities	-	¥110,830	-	110,830
Total assets	¥5,669,510	¥110,830	-	¥5,780,340

	Thousands of Yen

March 31, 2018	Level 1	Level 2	Level 3	Total

Assets—
Available-for-sale securities— equity securities	¥9,176,038	-	-	¥9,176,038
Available-for-sale securities— debt securities	-	¥112,170	-	112,170
Total assets	¥9,176,038	¥112,170	-	¥9,288,208

Available-for-sale securities are comprised of marketable equity and debt securities. Marketable equity securities are listed on Japan and Hong Kong securities markets and are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Marketable debt securities are valued using quoted prices obtained from financial institutions.

Assets Measured at Fair Value on a Nonrecurring Basis

	Thousands of Yen
March 31, 2017	Level 1	Level 2	Level 3	Impairment Loss
Assets:
Trademark	-	-	¥15,000	¥81,000
	-	-	¥15,000	¥81,000

	Thousands of Yen
March 31, 2018	Level 1	Level 2	Level 3	Impairment Loss
Assets:
Non-marketable securities—equity securities	-	-	¥17,616	¥109,840
	-	-	¥17,616	¥109,840

The trademark right related to hi-ho with a carrying amount of ¥96,000 thousand was written down to a fair value of ¥15,000 thousand, resulting in an impairment charge of ¥81,000 thousand, which was included in the Company’s consolidated statement of income for the year ended March 31, 2017. The impaired trademark was classified within Level 3 as the Company used unobservable inputs such as expected future income to value the trademark.

Non-marketable equity securities with a carrying amount of ¥127,456 thousand, which was included in other investments in the balance sheets, were written down to the fair value of ¥17,616 thousand, resulting in an other-than-temporary impairment charge of ¥109,840 thousand, which was included in the consolidated statement of income for the year ended March 31, 2018. The Company used unobservable inputs to value the impairment of these non-marketable Level 3 investments. The fair value was determined as a result of considering various unobservable inputs, including expectation of future income of the investees, net asset value of the investees, and material unrealized losses to be considered in assets and liabilities held by the investees.

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

The following table presents information relating to the significant unobservable inputs of the Company’s Level 3 non-recurring measurements.

	Thousands of Yen
March 31, 2017	Fair value	Valuation technique	Unobservable inputs	Range

Trademark	¥15,000	Relief from	Discount Rate	6.8%
		royalty method	Royalty rate	0.1%

20.	BUSINESS SEGMENTS

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

The ATM operation business segment comprises revenues from the ATM operation business.

Revenues:

	Thousands of Yen
	2016	2017	2018

Network service and systems integration business:
Customers	¥136,759,130	¥153,738,978	¥172,019,965
Intersegment	383,058	387,178	350,155
Total	137,142,188	154,126,156	172,370,120
ATM operation business:
Customers	3,888,878	4,050,081	4,030,684
Intersegment	-	-	-
Total	3,888,878	4,050,081	4,030,684

Elimination	(383,058)	(387,178)	(350,155)
Consolidated total	¥140,648,008	¥157,789,059	¥176,050,649

Segment Profit or Loss:

	Thousands of Yen
	2016	2017	2018

Operating income:
Network service and systems integration business	¥5,127,807	¥3,853,960	¥5,430,148
ATM operation business	1,148,922	1,437,601	1,510,176
Elimination	(136,375)	(157,254)	(178,122)
Consolidated total	¥6,140,354	¥5,134,307	¥6,762,202

Segment Assets:

	Thousands of Yen
	2017	2018

Segment assets:
Network service and systems integration business	¥132,756,717	¥150,229,527
ATM operation business	4,638,432	5,219,292
Elimination	-	(2,000,000)
Consolidated total	¥137,395,149	¥153,448,819

Other significant items:

	Thousands of Yen
	2016	2017	2018

Depreciation and amortization:
Network service and systems integration business	¥9,377,657	¥10,400,255	¥11,900,494
ATM operation business	543,898	493,402	464,379
Consolidated total	¥9,921,555	¥10,893,657	¥12,364,873

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

Advertising expenses incurred during the years ended March 31, 2016, 2017 and 2018 related primarily to advertisements in magazines, journals and newspapers and amounted to ¥815,439 thousand, ¥953,632 thousand and ¥1,459,747 thousand, respectively.

22.	RELATED PARTY TRANSACTIONS

NTT and its subsidiaries own 26.0% of IIJ's outstanding common shares and 26.9% of IIJ's voting shares as of March 31, 2018.

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

The amounts of balances as of March 31, 2017 and 2018 and transactions of the Company with NTT and its subsidiaries for each of the three years in the period ended March 31, 2018, are summarized as follows:

	Thousands of Yen
	2016	2017	2018
Accounts receivable	-	¥275,671	¥287,812
Other current assets	-	889,061	2,253,882
Accounts payable	-	3,970,794	4,103,560
Capital lease obligations	-	2,771,532	3,088,795
Revenues	¥3,129,622	3,440,263	3,902,856
Costs	24,268,440	31,991,750	36,729,517
Interest expense	30,370	48,234	64,795

As for balances and transactions with equity method investees, refer to Note 6, “Investments in Equity Method Investees.”

23.	SUBSEQUENT EVENTS

On June 28, 2018, IIJ’s shareholders approved the payment of a cash dividend to shareholders of record at March 31, 2018 of ¥13.5 per share or ¥608,349 thousand in the aggregate.

* * * * * *

